

Z- 02011156 -01

333-6508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period commencing July 10, 2001 and ending December 12, 2001

P.E. 12-31-01

1- Camuzzi Gas Pampeana S.A./2- Camuzzi Gas del Sur S.A. -01
(Translation of registrant's name into English)

Avenida Alicia Moreau de Justo 240, 3rd floor C1107AAP Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2 (b): S2-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Camuzzi Gas Pampeana S.A./Camuzzi Gas del Sur S.A.
(Registrant)

Date December 28, 2001 By: ____________________
(Signature)
Name: Edgardo Dalton
Title: General Counsel

P

L:\D506\2001\6K\SEPTIEMB\A05; December 27, 2001

Summary for Form 6-K

Information filed with the Comisión Nacional de Valores ("CNV") and/or the Buenos Aires Stock Exchange ("BASE") or furnished to the Companies' Shareholders

The following is a summary of the Spanish language documents filed by Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas del Sur S.A. ("Sur") and, together with Pampeana, the ("Companies") with the above or furnished to the Companies' Shareholders:

1. Under cover of letter dated July 10, 2001, Pampeana filed with the CNV a copy of its amended by-laws.

2. Under cover of letter dated July 10, 2001, Sur filed with the CNV a copy of its amended by-laws.

3. Under cover of letter dated July 26, 2001, Pampeana informed the BASE that (i) its financial statements for the six-month period commenced January 1, 2001 and ended June 30, 2001 have been approved by the Board of Directors and (ii) that the Class B and Class C shares do not belong to the controlling shareholder (an English-language translation of which is attached hereto).

4. Under cover of letter dated July 27, 2001, Pampeana filed with the CNV (i) a copy of its financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 64 of the Supervisory Committee's Meeting held on July 25, 2001, and (iii) a copy of Minutes No. 157 of the Board of Directors' Meeting held on July 25, 2001.

5. Under cover of letter dated July 27, 2001, Sur filed with the CNV (i) a copy of its financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 59 of the Supervisory Committee's Meeting held on July 25, 2001, and (iii) a copy of Minutes No. 153 of the Board of Directors' Meeting held on July 25, 2001.

6. Under cover of letter dated July 27, 2001, Pampeana filed with the CNV (i) a copy of the financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, of its subsidiary I.V. Invergas S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 11 of the Supervisory Committee's Meeting held on July 25, 2001, and (iii) a copy of Minutes No. 22 of the Board of Directors' Meeting held on July 25, 2001.

7. Under cover of letter dated July 27, 2001, Pampeana filed with the BASE (i) four copies of its financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) four copies Minutes No. 64 of the Supervisory Committee's Meeting held on July 25, 2001, and (iii) four copies of Minutes No. 157 of the Board of Directors' Meeting held on July 25, 2001 (an English-language translation of which is attached hereto).

8. Under cover of letter dated July 27, 2001, Sur filed with the BASE (i) four copies of its financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) four copies of Minutes No. 59 of the Supervisory Committee's Meeting held on July 25, 2001, and (iii) four copies of Minutes No. 153 of the Board of Directors' Meeting held on July 25, 2001 (an English-language translation of which is attached hereto).

9. Under cover of letter dated July 27, 2001, Pampeana filed with the BASE (i) four copies of the financial statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, of its subsidiary I.V. Invergas S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) four copies of Minutes No. 11 of the

Supervisory Committee's Meeting held on July 25, 2001, and (iii) four copies of Minutes No. 22 of the Board of Directors' Meeting held on July 25, 2001 (an English-language translation of which is attached hereto).

10. Under cover of letter dated August 1, 2001, Pampeana filed with the BASE tax returns of the members of the Board of Directors and the Supervisory Committee, duly signed in original (an English-language translation of which is attached hereto).

11. Under cover of letter dated August 1, 2001, Sur filed with the BASE tax returns of the members of the Board of Directors and the Supervisory Committee, duly signed in original (an English-language translation of which is attached hereto).

12. Under cover of letter dated August 3, 2001, Pampeana filed with the BASE an answer to its note No. 163315 in relation to the scope of the audit of the Supervisory Committee's report on Pampeana's financial statements as of June 30, 2001 (an English-language translation of which is attached hereto).

13. Under cover of letter dated August 27, 2001, Sur filed with the CNV (i) information relating to the acquisition of 12,000 shares of common stock in book-entry form, for a nominal value of Ps. 1 each, representing the capital stock of CS Sur S.A., and (ii) information related to such company.

14. Under cover of letter dated August 30, 2001, Sur filed with the CNV three copies of the financial statements related to the commencement of operations of its subsidiary CS Sur S.A., including the relevant auditor's report, certified by public accountant with his signature certified by the applicable Professional Association.

15. Under cover of letter dated August 30, 2001, Sur filed with the BASE three copies of the financial statements related to the commencement of operations of its subsidiary CS Sur S.A., including the relevant auditor's report, certified by public accountant with his signature certified by the applicable Professional Association (an English-language translation of which is attached hereto).

16. Under cover of letter dated September 3, 2001, Pampeana filed with the BASE an answer to its note No. 163462 informing that Transportadora de Gas del Sur S.A. has not filed any action against Pampeana for the reimbursement of payments made by such transportation company (an English-language translation of which is attached hereto).

17. Under cover of letter dated September 5, 2001, Pampeana informed the CNV that its Board of Directors unanimously resolved to call for a General Ordinary and Extraordinary Meeting in order to consider the increase of the outstanding maximum amount of the Companies' global program for the co-issue of unsecured notes, non-convertible into shares, for a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies (the "Program") to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years from its original maturity date.

18. Under cover of letter dated September 5, 2001, Sur informed the CNV that its Board of Directors unanimously resolved to call for a General Ordinary and Extraordinary Meeting in order to consider the increase of the outstanding maximum amount of the Program to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years from its original maturity date.

19. Under cover of letter dated September 5, 2001, Pampeana informed the BASE that its Board of Directors unanimously resolved to call for a General Ordinary and Extraordinary Meeting in order to consider the increase of the outstanding maximum amount of the Program to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years from its original maturity date (an English-language translation of which is attached hereto).

20. Under cover of letter dated September 5, 2001, Sur informed the BASE that its Board of Directors unanimously resolved to call for a General Ordinary and Extraordinary Meeting in order to consider the increase of the outstanding maximum amount of the Program to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years from its original maturity date (an English-language translation of which is attached hereto).

21. Under cover of letter dated September 6, 2001, Pampeana filed with the CNV a filing submitted to the BASE on August 21 relating to its financial statements for the six-month period commenced January 1, 2001 and ended June 30, 2001.

22. Under cover of letter dated September 7, 2001, Pampeana informed the CNV of its domicile and its facsimile number.

23. Under cover of letter dated September 7, 2001, Sur informed the CNV of its domicile and its facsimile number.

24. Under cover of letter dated September 7, 2001, Pampeana informed the BASE of its domicile and its facsimile number (an English-language translation of which is attached hereto).

25. Under cover of letter dated September 7, 2001, Sur informed the BASE of its domicile and its facsimile number (an English-language translation of which is attached hereto).

26. Under cover of letter dated September 13, 2001, Pampeana filed with the CNV (i) Minutes No. 158 of the Board of Directors' Meeting held on August 29, 2001, calling an Ordinary Shareholder's Meeting for October 24, 2001 and (ii) the call to such Meeting.

27. Under cover of letter dated September 13, 2001, Sur filed with the CNV (i) Minutes No. 155 of the Board of Directors' Meeting held on August 29, 2001, calling an Ordinary and Extraordinary Shareholder's Meeting for October 16, 2001 and (ii) the call to such Meeting.

28. Under cover of letter dated September 13, 2001, Pampeana filed with the BASE (i) Minutes No. 158 of the Board of Directors' Meeting held on August 29, 2001, calling an Ordinary Shareholder's Meeting for October 24, 2001 and (ii) the call to such Meeting (an English-language translation of which is attached hereto).

29. Under cover of letter dated September 13, 2001, Sur filed with the BASE (i) Minutes No. 155 of the Board of Directors' Meeting held on August 29, 2001, calling an Ordinary and Extraordinary Shareholder's Meeting for October 16, 2001 and (ii) the call to such Meeting (an English-language translation of which is attached hereto).

30. Under cover of letter dated September 13, 2001, Pampeana filed with the CNV (i) Minutes No. 160 of the Board of Directors' Meeting held on September 5, 2001, calling an Ordinary and Extraordinary Shareholder's Meeting for October 16, 2001 and (ii) the call to such Meeting.

31. Under cover of letter dated September 13, 2001, Pampeana filed with the BASE (i) Minutes No. 160 of the Board of Directors' Meeting held on September 5, 2001, calling an Ordinary and Extraordinary Shareholder's Meeting to be held on October 16, 2001 and (ii) the call to such Meeting (an English-language translation of which is attached hereto).

32. Under cover of letter dated October 3, 2001, the Companies filed with the CNV a preliminary offering memorandum relating to the Program amount increase and extension of the maturity date.

33. Under cover of letter dated October 15, 2001, Pampeana informed the CNV of its compliance with the provisions of Section 3, Chapter XXVI of CNV's General Resolution No. 368.

34. Under cover of letter dated October 15, 2001, Sur informed the CNV of its compliance with the provisions of Section 3, Chapter XXVI of CNV's General Resolution No. 368.

35. Under cover of letter dated October 15, 2001, Sur informed the CNV of its inability to file the individual (non-consolidated) financial statements as of March 31, 2001; instead, it has filed the correspondent abridged consolidated financial statements, in compliance with CNV Rules.

36. Under cover of letter dated October 17, 2001, Pampeana filed with the CNV a summary of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, which resolved (i) to increase the outstanding maximum amount of the global program for the co-issue of unsecured notes, non-convertible into shares established by the Companies, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, and (ii) to delegate to the Board of Directors the powers necessary to carry out the advisable steps to make effective the resolutions adopted in relation to the Program.

37. Under cover of letter dated October 17, 2001, Sur filed with the CNV a summary of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, which resolved (i) to increase the outstanding maximum amount of the global program for the co-issue of unsecured notes, non-convertible into shares established by the Companies, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, and (ii) to delegate to the Board of Directors the powers necessary to carry out the advisable steps to make effective the resolutions adopted in relation to the Program.

38. Under cover of letter dated October 17, 2001, Pampeana filed with the BASE a summary of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, which resolved (i) to increase the outstanding maximum amount of the global program for the co-issue of unsecured notes, non-convertible into shares established by the Companies, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, and (ii) to delegate to the Board of Directors the powers necessary to carry out the advisable steps to make effective the resolutions adopted in relation to the Program (an English-language translation of which is attached hereto).

39. Under cover of letter dated October 17, 2001, Sur filed with the BASE a summary of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, which resolved (i) to increase the outstanding maximum amount of the global program for the co-issue of unsecured notes, non-convertible into shares established by the Companies, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, and (ii) to delegate to the Board of Directors the powers necessary carry out the advisable steps to make effective the resolutions adopted in relation to the Program (an English-language translation of which is attached hereto).

40. Under cover of letter dated October 22, 2001, Pampeana filed with the CNV (i) two copies of Minutes No. 30 of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, one of them certified by Notary Public, and (ii) two copies, one of them certified by Notary Public, of the record of attendance to such Meeting.

41. Under cover of letter dated October 22, 2001, Sur filed with the CNV (i) two copies of Minutes No. 29 of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, one of them certified by Notary Public, and (ii) two copies, one of them certified by Notary Public, of the record of attendance to such Meeting.

42. Under cover of letter dated October 22, 2001, Pampeana filed with the BASE (i) three copies of Minutes No. 30 of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, one of them certified by Notary Public, and (ii) three copies, one of them certified by Notary Public of the record of attendance to such Meeting (an English-language translation of which is attached hereto).

43. Under cover of letter dated October 22, 2001, Sur filed with the BASE (i) three copies of Minutes No. 29 of the Ordinary and Extraordinary Shareholder's Meeting held on October 16, 2001, one of them certified by Notary Public, and (ii) three copies, one of them certified by Notary Public of the record of attendance to such Meeting (an English-language translation of which is attached hereto).

44. Under cover of letter dated October 22, 2001, Pampeana filed with the CNV an answer to the observations made by the CNV under note No. 4115/EMI relating to the co-issue of unsecured notes, non-convertible into shares established by the Companies, for a nominal value of U.S.$130,000,000 or its equivalent in one or more currencies, dated as of 1996.

45. Under cover of letter dated October 22, 2001, Sur filed with the CNV an answer to the observations made by the CNV under note No. 4116/EMI relating to the co-issue of unsecured notes, non-convertible into shares established by the Companies, for a nominal value of U.S.$130,000,000 or its equivalent in one or more currencies, dated as of 1996.

46. Under cover of letter dated October 24, 2001, Pampeana filed with the CNV information relating to the Ordinary General Shareholders' meeting held on October 24, 2001, which unanimously approved the acquisition of Gas de la Costa S.A.

47. Under cover of letter dated October 24, 2001, Pampeana filed with the BASE information relating to the Ordinary General Shareholders' meeting held on October 24, 2001, which unanimously approved the acquisition of Gas de la Costa S.A. (an English-language translation of which is attached hereto).

48. Under cover of letter dated October 29, 2001, Pampeana filed with the CNV (i) two copies of Minutes No. 31 of the Shareholders' meeting held on October 24, 2001, and (ii) two copies of the record of attendance to such Meeting.

49. Under cover of letter dated October 29, 2001, Pampeana filed with the BASE (i) four copies of Minutes No. 31 of the Shareholders' meeting held on October 24, 2001, and (ii) four copies of the record of attendance to such Meeting (an English-language translation of which is attached hereto).

50. Under cover of letter dated October 29, 2001, the Companies filed with the CNV an answer to its observations made on October 15, 2001 and October 17, 2001 relating to the Program amount increase and the extension of the maturity date.

51. Under cover of letter dated October 29, 2001, the Companies filed with the BASE the answer to the observations made by the CNV on October 15, 2001 and October 17, 2001 relating to the Program amount increase and the extension of the maturity date (an English-language translation of which is attached hereto).

52. Under cover of letter dated October 31, 2001, Pampeana informed the BASE that (i) its financial statements for the nine-month period ended September 30, 2001 have been approved by the Board

of Directors and (ii) that the Class B and Class C shares do not belong to the controlling shareholder (an English-language translation of which is attached hereto).

53. Under cover of letter dated November 1, 2001, the Companies filed with the CNV (i) the offering memorandum reflecting the changes introduced as from the last version (ii) a legal opinion of the Companies counsels; (iii) a copy of the relevant rating agencies' reports and (iv) a copy of the relevant auditor's report, relating to the Program amount increase and the extension of the maturity date of the Program.

54. Under cover of letter dated November 1, 2001, the Companies filed with the BASE a copy of the filing submitted to the CNV on such date (an English-language translation of which is attached hereto).

55. Under cover of letter dated November 2, 2001, Pampeana filed with the CNV (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 66 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 163 of the Board of Directors' Meeting held on October 31, 2001.

56. Under cover of letter dated November 2, 2001, Sur filed with the CNV (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 60 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 158 of the Board of Directors' Meeting held on October 31, 2001.

57. Under cover of letter dated November 2, 2001, Pampeana filed with the CNV (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, of its subsidiary IV Invergas S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 12 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 33 of the Board of Directors' Meeting held on October 31, 2001.

58. Under cover of letter dated November 2, 2001, Sur filed with the CNV (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, of its subsidiary CS Sur S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 1 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 3 of the Board of Directors' Meeting held on October 31, 2001.

59. Under cover of letter dated November 2, 2001, Pampeana filed with the BASE (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 66 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 163 of the Board of Directors' Meeting held on October 31, 2001 (an English-language translation of which is attached hereto).

60. Under cover of letter dated November 2, 2001, Sur filed with the BASE (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 60 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 158 of the Board of Directors' Meeting held on October 31, 2001 (an English-language translation of which is attached hereto).

61. Under cover of letter dated November 2, 2001, Pampeana filed with the BASE (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, of its subsidiary IV Invergas S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 12 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 33 of the Board of Directors' Meeting held on October 31, 2001 (an English-language translation of which is attached hereto).

62. Under cover of letter dated November 2, 2001, Sur filed with the BASE (i) a copy of its financial statements for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, of its subsidiary CS Sur S.A., including the relevant auditor's report and the Supervisory Committee's report, (ii) a copy of Minutes No. 1 of the Supervisory Committee's Meeting held on October 31, 2001, and (iii) a copy of Minutes No. 3 of the Board of Directors' Meeting held on October 31, 2001 (an English-language translation of which is attached hereto).

63. Under cover of letter dated November 12, 2001, the Companies filed with the CNV (i) the notice published in the Official Gazette relating to the authorization of the Program amount increase and the extension of the maturity date by the Ordinary and Extraordinary Shareholders' Meeting held on October 16, 2001 and (ii) the form for the payment of the authorization fee in relation to the Program.

64. Under cover of letter dated November 14, 2001, Pampeana informed the CNV of the resignation of a director and two alternate directors to their respective offices.

65. Under cover of letter dated November 14, 2001, Pampeana informed the BASE of the resignation of a director and two alternate directors to their respective offices (an English-language translation of which is attached hereto).

66. Under cover of letter dated November 21, 2001, Pampeana filed with the BASE an answer to its note No. F.A. 163971 informing its opinion on the judgement entered by Argentine Federal Appeal Court with jurisdiction over Administrative matters No. 5 on the file "Official Councel for the people vs. Argentine State and another" relating the Producer Price Index tariff adjustment method (an English-language translation of which is attached hereto).

67. Under cover of letter dated November 30, 2001, Pampeana informed the BASE that the resignations of a director and two alternate directors were based in personal reasons (an English-language translation of which is attached hereto).

68. Under cover of letter dated November 30, 2001, the Companies filed with the CNV (i) a copy of the final offering memorandum reflecting the changes introduces as from the last version; (ii) two copies of the notice related to the authorization of the Program amount increase and the extension of the maturity date by the Ordinary and Extraordinary Shareholders' Meeting held on October 16, 2001; (iii) form F9 of the Argentine Superintendency of Corporations; (iv) a copy of the receipt evidencing payment of the authorization fee and (v) two copies of the abridged version of the offering memorandum for its publication in the BASE's daily Bulletin.

69. Under cover of letter dated November 30, 2001, the Companies filed with the BASE a copy of the filing submitted to the CNV on such date (an English-language translation of which is attached hereto).

70. Under cover of letter dated November 30, 2001, the Companies filed with the CNV the Pricing Supplement of the U.S.$130,000,000 Series 02 Floating Rate Notes due 2004 to be co-issued by the Companies under the Program.

71. Under cover of letter dated December 6, 2001, the Companies filed with the BASE the notice relating to the payment of the U.S.$ 130,000,000 Series A Notes co-issued by the Companies (an English-language translation of which is attached hereto).

72. Under cover of letter dated December 11, 2001, Pampeana filed with the CNV an answer to its observations under note 5200/EMI relating to the ownership of its shares.

73. Under cover of letter dated December 12, 2001, the Companies informed the CNV that their respective Boards of Directors have approved the loan granted by the shareholders of their respective controlling companies, Sodigas Pampeana S.A. and Sodigas Sur S.A., for the payment of the Series A notes for U.S.$ 130,000,000 co-issued by the Companies.

74. Under cover of letter dated December 12, 2001, the Companies informed the BASE that their respective Boards of Directors have approved the loan granted by the shareholders of their respective controlling companies, Sodigas Pampeana S.A. and Sodigas Sur S.A., for the payment of the Series A notes for U.S.$ 130,000,000 co-issued by the Companies (an English-language translation of which is attached hereto).

75. Under cover of letter dated December 12, 2001, the Companies filed with the CNV an answer to the CNV's remarks related to the rating of the Program.

RECYCLED



015021

COMISION NACIONAL DE VALORES

Buenos Aires, 10 de julio de 2001.

12 JUL 01 12 46

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Expte. N° 833/00 – Camuzzi Gas Pampeana S.A. s/ reforma integral de estatuto

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de continuar con el tramite de inscripción de la reforma estatutaria de referencia.

En tal sentido, y de conformidad con lo solicitado por ese organismo, adjunto a la presente el texto reformado del Estatuto Social con marcas de revisión, tal como lo hiciéramos en nuestra nota n° 011210 recibida por Uds. con fecha 18 de mayo del corriente año.

Quedando a la espera de una satisfactoria respuesta, aprovechamos la oportunidad para saludarlos muy atentamente,

Martín Juan Blaquier
Vicepresidente

ESTATUTOS DE CAMUZZI GAS PAMPEANA S.A.

TITULO I: DEL NOMBRE, REGIMEN LEGAL, DOMICILIO Y DURACION.

ARTICULO 1° - Nombre. La Sociedad se denomina CAMUZZI GAS PAMPEANA S.A., la cual fue inscripta por ante la Inspección General de Justicia con fecha 01 de diciembre de 1992, bajo el número 11674 del libro 112, tomo A de Sociedades Anónimas, conforme al régimen establecido en la Ley N° 19.550.

ARTICULO 2° - Domicilio. El domicilio legal de la Sociedad se fija en la CIUDAD DE BUENOS AIRES. Podrá establecer sucursales, agencias, delegaciones o representaciones dentro o fuera del territorio de la República Argentina.

ARTICULO 3° - Duración. El término de duración de la Sociedad será de NOVENTA Y NUEVE (99) años, contados desde la fecha de inscripción de este Estatuto en el REGISTRO PUBLICO DE COMERCIO. Este plazo podrá ser ampliado por resolución de la Asamblea Extraordinaria o reducido con la previa autorización del Ente Nacional Regulador del Gas o del organismo que lo reemplace en sus funciones.

TITULO II: DEL OBJETO SOCIAL.

ARTICULO 4° - La Sociedad tiene por objeto la prestación del servicio público de distribución de gas natural por cuenta propia, o de terceros, o asociada a terceros en el país. La Sociedad podrá realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o estos Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrá, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la Ley de Entidades Financieras, y constituir y participar en sociedades por acciones invirtiendo el capital necesario a tales fines.

TITULO III: DEL CAPITAL SOCIAL Y LAS ACCIONES.

ARTICULO 5° - El Capital social se fija en la suma de PESOS TRESCIENTOS TREINTA Y TRES MILLONES DOSCIENTOS OCHENTA Y UN MIL CUARENTA Y NUEVE ($ 333.281.049), representado por 333.281.049 acciones ordinarias escriturales de UN (1) PESO de valor nominal cada una y con derecho a un (1) voto por acción, de las cuales 169.973.335 son Clase A, 132.853.609 Clase B, y 30.454.105 Clase C; b) Las Acciones Clase C representativas del DIEZ POR CIENTO (10%) del Capital Social, permanecerán en poder del Estado Nacional hasta tanto se implemente un programa de Propiedad participada conforme lo establece el Capítulo III de la Ley 23.696. Las acciones Clase C respecto de las cuales su adquirente haya completado el pago de su precio de adquisición podrán ser convertidas en acciones Clase B a solicitud de sus titulares. Por decisión de la Asamblea, la Sociedad podrá solicitar a las autoridades competentes que todas o algunas clases de acciones representativas del capital social sean admitidas a cotización en bolsas y/o

mercados de valores nacionales y/o extranjeros. En tanto la Sociedad esté autorizada a hacer oferta pública de sus acciones, la cifra del capital y su evolución figurarán en el Balance de la Sociedad conforme resulte de los aumentos inscriptos en el Registro Público de Comercio.

ARTICULO 6º - La emisión de acciones ordinarias correspondiente a los futuros aumentos de capital deberá hacerse en la proporción de CINCUENTA Y UNO POR CIENTO (51%) de acciones Clase A, y de CUARENTA Y NUEVE POR CIENTO (49%) la suma de acciones Clase B y acciones Clase C, manteniéndose entre estas dos clases la misma relación existente, a la fecha de resolverse la respectiva emisión. Los accionistas Clases A, B y C tendrán derecho de preferencia en la suscripción de las nuevas acciones que emita la Sociedad, dentro de su misma Clase y en proporción a sus respectivas tenencias accionarias, y de acrecer en los términos previstos por el Art. 194 y siguientes de la Ley 19.550. De existir un remanente no suscripto de acciones, las mismas podrán ser ofrecidas a terceros. Cuando se emitan y se llame a suscribir acciones Clase C, el plazo de integración será el máximo autorizado por la ley.

ARTICULO 7º. Representación de las acciones. Las acciones no se representarán en títulos sino que se inscribirán en cuentas llevadas a nombre de sus titulares en la Sociedad y/o bancos comerciales y/o de inversión y/o cajas de valores autorizados, según lo disponga el Directorio. Podrán emitirse certificados globales de las acciones integradas con los requisitos exigidos por la legislación vigente; cuando los certificados globales se inscriban en regímenes de depósitos colectivos serán considerados definitivos, negociables e indivisibles. Una vez establecido el Programa de Propiedad Participada, el Directorio procederá al canje y anotación de las nuevas acciones a favor de los beneficiarios respectivos.

ARTICULO 8º.- Indivisibilidad. Las acciones son indivisibles. Si existiese copropiedad la representación para el ejercicio de los derechos y el cumplimiento de las obligaciones deberá unificarse. Las limitaciones a la propiedad y transmisibilidad de las acciones deberán constar en los certificados de la entidad depositaria.

ARTICULO 9º.- Acciones Preferidas. Podrán emitirse acciones preferidas, las que otorgarán las preferencias patrimoniales que más abajo se establecen, según lo determine la Asamblea que resuelva su emisión:

a) Gozarán de un dividendo fijo o variable, con o sin participación adicional y acumulativa o no por uno o más ejercicios, pudiendo establecerse un dividendo mínimo y máximo;

b) Podrán ser rescatables total o parcialmente; convertibles o no en acciones ordinarias;

c) Podrán tener preferencia en la devolución del importe integrado en caso de liquidación de la Sociedad;

d) Podrán participar en la capitalización de reservas o fondos especiales y en procedimientos similares por los que se entreguen acciones integradas;

e) Podrán emitirse en la moneda y con las cláusulas de ajuste que admita la legislación vigente;

f) No gozarán de derecho de voto, excepto en los supuestos previstos por el artículo 217 de la Ley de Sociedades Comerciales.

ARTICULO 10°.- Mora. En caso de mora en la integración de acciones, la Sociedad podrá tomar cualquiera de las medidas autorizadas por el Artículo 193 de la Ley 19.550.

ARTICULO 11°.- Las acciones ordinarias Clase A sólo podrán ser transferidas con la previa aprobación del Ente Nacional Regulador del Gas u organismo que lo reemplace en sus funciones.

TITULO IV: DE LAS OBLIGACIONES Y BONOS DE PARTICIPACION.

ARTICULO 12°.- Empréstitos. La Sociedad podrá contraer empréstitos en forma pública o privada, mediante la emisión de debentures u obligaciones negociables y cualquier otro título circulatorio dentro o fuera del país y en las monedas que establezca. Los debentures podrán emitirse con garantía flotante, con garantía especial o con garantía común, pudiendo serlo en moneda nacional o extranjera y convertibles o no en acciones de acuerdo al programa de emisión.

ARTICULO 13°.- En el marco del Programa de Propiedad Participada referido en el Artículo 5°, la Sociedad emitirá, a favor de sus empleados de todas las jerarquías con relación de dependencia, Bonos de Participación para el Personal en los términos del Artículo 230 de la Ley 19.550 (T.O. Dec. Nro. 841/84), de forma tal de distribuir entre los beneficiarios un porcentaje de las ganancias del ejercicio, después de impuestos, que será de MEDIO POR CIENTO (0,5 %). La participación correspondiente a los bonos deberá ser abonada a los beneficiarios contemporáneamente al momento en que deberá efectuarse el pago de los dividendos. Los títulos representativos de los Bonos de Participación para el personal deberán ser entregados por la Sociedad a sus titulares. Estos Bonos de Participación para el Personal serán personales e intransferibles y su titularidad cesará con la extinción de la relación laboral, sea cual fuere su causa, sin dar por ello derecho a acrecer a los demás bonistas. La sociedad emitirá una lámina numerada por cada titular, especificando la cantidad de bonos que le corresponden, el título será documento necesario para ejercitar el derecho del bonista. Se dejará constancia en el mismo de cada pago. Las condiciones de emisión de los bonos sólo serán modificadas por Asamblea especial convocada en los términos de los artículos 237 y 250 de la Ley de Sociedades Comerciales. La participación correspondiente a los bonistas será computada como gasto y exigible en las mismas condiciones que el dividendo. En caso de emisión de acciones correspondientes a los futuros aumentos de capital en que acciones de la Clase "C" no hubiesen sido totalmente integradas, hasta el 50% de la participación correspondientes a cada tenedor de acciones de la clase "C" podrá ser destinado a la integración del saldo adeudado.

TITULO V: DE LAS ASAMBLEAS.

ARTICULO 14°.- Asambleas Ordinarias.

(a) Frecuencia. La Sociedad celebrará Asambleas al menos una vez por año. Asimismo, los accionistas celebrarán las Asambleas que consideren oportunas siempre que sean solicitadas por cualquier accionista titular de al menos el cinco por ciento (5%) del capital social. Al recibir tal solicitud, el Directorio convocará

a una Asamblea de accionistas para que se celebre dentro de los cuarenta (40) días de recibido el pedido por tal accionista.

(b) Convocatorias. Las Asambleas de accionistas serán convocadas con al menos treinta (30) días de anticipación a la fecha de su celebración, las que para ser válidamente convocadas requerirán además de los recaudos establecidos por la ley y estos Estatutos. Salvo acuerdo unánime de los accionistas en sentido contrario, la Asamblea no podrá tratar ningún asunto que no esté precisamente determinado en el orden del día. El Secretario efectuará todas las publicaciones necesarias para convocar a Asambleas ordinarias y extraordinarias.

(c) Orden del Día. El Secretario distribuirá a cada accionista el orden del día completo con los puntos a ser tratados y votados por los accionistas en la Asamblea con al menos cinco (5) días de anticipación a la fecha prevista para la celebración de la reunión. Asimismo, el Secretario incluirá con el orden del día distribuido de acuerdo a lo establecido precedentemente, toda documentación relevante para el tratamiento de los puntos del orden del día o, de no resultar posible, hará sus mejores esfuerzos para realizar tal distribución previo a la celebración de la reunión.

(d) Quórum. La Asamblea ordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen la mayoría de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran.

(e) Mayorías. Salvo disposición legal en contrario o por lo previsto en estos Estatutos, las resoluciones de los accionistas reunidos en Asamblea válidamente convocada y con quórum suficiente serán tomadas por el voto favorable de las acciones que representen la mayoría del capital social.

ARTICULO 15°.- Asambleas Especiales. Cuando la Asamblea deba adoptar resoluciones que afecten los derechos de una Clase de acciones, se requerirá el consentimiento o ratificación de esta Clase, que se prestará en Asamblea Especial regida por las normas establecidas en estos estatutos para las Asambleas Ordinarias.

ARTICULO 16: (a) Supermayoría de Accionistas. Las decisiones que se detallan a continuación deberán ser aprobadas por Asamblea con el voto favorable de accionistas titulares de al menos el ochenta por ciento (80%) de las acciones con derecho a voto:

(i) la modificación de los Estatutos de la Sociedad y sus compañías (en adelante, "Compañía" o "Compañías", tal como se define en el artículo 44 de estos Estatutos) o cualquier otro documento constitutivo de la Sociedad y sus Compañías;

(ii) la venta, liquidación, transferencia o cualquier otro acto de disposición, en una o en una serie de transacciones, de activos o bienes de la Sociedad y sus Compañías por un valor igual o superior a U$S5.000.000, o cualquier venta de los activos de la Sociedad y sus Compañías por precio inferior a su precio de mercado, excepto como se establezca en (A) el presupuesto anual aprobado de la Sociedad y sus Compañías, (B) el presupuesto de capital anual de la Sociedad y

sus Compañías, o (C) el plan financiero quinquenal de la Sociedad y sus Compañías;

(iii) cualquier cambio en la política de generación de utilidades y distribución de las mismas;

(iv) cualquier modificación material del ámbito de responsabilidades de los cargos correspondientes a funcionarios jerárquicos (en adelante, "Funcionarios Jerárquicos", tal como se define en el artículo 44 de estos Estatutos);

(v) la delegación de cualquier facultad del Directorio de la Sociedad o de sus Compañías a cualquier comité u órgano societario;

(vi) cualquier inversión o transacción (o serie de inversiones o transacciones) en acciones o activos de otra sociedad por un monto superior a U$S5.000.000;

(vii) cualquier cambio sustancial en los negocios de la Sociedad y de sus Compañías; o

(viii) cualquier cambio en la fecha de finalización del ejercicio social de la Sociedad y el de sus Compañías;

(ix) cualquier cambio material en los principios contables de la Sociedad y sus Compañías;

(x) la modificación de la Declaración de Políticas de Ética y Negocios de la Sociedad y sus Compañías;

(xi) cualquier transacción de la Sociedad o sus Compañías con cualquier persona (en adelante, "Persona", tal como se encuentra definido en el artículo 44 de estos Estatutos), que beneficie directa o indirectamente a cualquier accionista o afiliada (en adelante, "Afiliada", definido en el artículo 44 de estos Estatutos) en proporción diferente a la tenencia accionaria del accionista beneficiado;

(xii) la designación y remoción del auditor interno (el "Auditor Interno", tal como se encuentra definido en el artículo 44 de estos Estatutos) de la Sociedad y sus Compañías;

(xiii) la participación de la Sociedad en cualquier sociedad en la cual la Sociedad, directa o indirectamente, sea titular de al menos el diez por ciento (10%) del capital social y cuyos accionistas no sean exclusivamente la Sociedad o sus accionistas.

(b) Supermayoría Especial de Accionistas. Ninguna resolución relacionada con los siguientes puntos podrá ser válidamente tomada por el Directorio o la Asamblea a menos que tal resolución haya sido aprobada de conformidad con las mayorías establecidas por ley y por cada accionista titular de por lo menos veinte por ciento (20%) de las acciones con derecho a voto:

(i) el establecimiento de los términos y condiciones de cualquier préstamo efectuado por cualquier accionista a la Sociedad y sus Compañías, excepto préstamos efectuados por cualquier accionista celebrados en términos no menos favorables a la Sociedad que los que hubieran sido celebrados con cualquier tercera parte prestamista;

(ii) la aprobación de contratos, acuerdos o convenios (incluyendo cualquier prórroga, modificación o cesión de los mismos) entre la

Sociedad o sus Compañías por una parte, y cualquier accionista o Afiliada (excepto una Compañía), por la otra;

(iii) la fusión, disolución o transformación de la Sociedad y sus Compañías;

(iv) la reducción del capital social de la Sociedad y sus Compañías;

(v) cualquier aumento del capital social de la Sociedad y de sus Compañías;

(vi) el pedido de quiebra o la liquidación de la Sociedad y de sus Compañías;

(vii) cualquier cambio en el auditor externo de la Sociedad y de sus Compañías;

(viii) cualquier aumento o reducción en el número de directores de la Sociedad y de sus Compañías;

(ix) la oferta privada o pública de títulos valores de la Sociedad y de sus Compañías a cualquier Persona, excepto en cuanto fueren ofrecidas a los accionistas en proporción a sus tenencias accionarias, o la toma de cualquier curso de acción que podría sujetar a la Sociedad a la supervisión de autoridades gubernamentales encargadas de controlar o regular la oferta de títulos valores;

(x) cualquier cambio o modificación, renuncia o apartamiento de cualquier política o práctica de la Sociedad y de sus Compañías.

ARTICULO 17: Asambleas Extraordinarias. La asamblea extraordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen el sesenta por ciento (60%) de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran. Las resoluciones deberán tomarse por la mayoría de los votos presentes.

ARTICULO 18°.- Hasta tanto no transcurra un plazo de DOS (2) años, a contar desde la fecha de la transferencia de la totalidad de las acciones de la Clase A al adjudicatario de esta Sociedad en la Licitación Pública Internacional para la Privatización de GAS DEL ESTADO SOCIEDAD DEL ESTADO o hasta que el Estado Nacional haya transferido la totalidad de las acciones Clase B de su propiedad, lo que ocurra primero, toda reforma de los estatutos de la Sociedad, y todo aumento de capital social, deberá contar con el voto afirmativo de las acciones de esa clase que sean propiedad del Estado Nacional. Vencido dicho plazo u ocurrido dicho evento toda reforma a los artículos 2° y 3° (en cuanto se trate de reducción del plazo), 4°, 5°, 6°, 7°, 11°, 13°, 18° y 32° requerirá la previa autorización del Ente Nacional Regulador de Gas u organismo que lo reemplace.

ARTICULO 19°.- Comunicación de Asistencia. Mandatario. Para asistir a las Asambleas, los accionistas deberán comunicar a la Sociedad la voluntad de concurrir a la misma para su registro en el Libro de Asistencia a las Asambleas, con tres (3) días hábiles de anticipación a la fecha fijada para la celebración de la Asamblea. Los accionistas podrán hacerse representar por mandatario, de conformidad con lo establecido en el Artículo 239 de la Ley 19.550.

TITULO VI: DE LA DIRECCION Y ADMINISTRACION.

ARTICULO 20°.- Composición. La dirección y administración de la Sociedad estará a cargo de un Directorio compuesto por siete (7) Directores titulares y siete (7) directores suplentes, que reemplazarán a los titulares. El término de su elección es de dos ejercicios, pudiendo ser reelegidos.

ARTICULO 21°.- Permanencia en el cargo. Los Directores titulares y suplentes cuyos mandatos hubiesen finalizado permanecerán en sus cargos hasta tanto se designe a sus reemplazantes.

ARTICULO 22°.- (a) Presidente y vicepresidente. En su primera reunión luego de celebrada la Asamblea que designe a los miembros del Directorio, éste designará de entre sus miembros a un (1) Presidente y a un (1) Vicepresidente.

(b) Secretario del Directorio. El Directorio designará a un Secretario a propuesta del Presidente. El Secretario asistirá sin voz y sin voto a las reuniones. Tendrá las funciones ejecutivas que el Directorio le instruya, entre ellas, llevar los libros de actas, efectuar las notificaciones y convocatorias a las reuniones de directorio y Asambleas y emitir las copias certificadas de la documentación emanada del Directorio que se le solicite.

ARTICULO 23°.- Reemplazo de Directores. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún habiéndose incorporado la totalidad de los Directores Suplentes, la Comisión Fiscalizadora designará a los reemplazantes, quienes ejercerán el cargo hasta la elección de nuevos titulares, a cuyo efecto deberá convocarse a la Asamblea Ordinaria, según corresponda, dentro de los DIEZ (10) días de efectuadas las designaciones por la Comisión Fiscalizadora.

ARTICULO 24°.- Garantía. En garantía del correcto cumplimiento de sus funciones, los Directores depositarán en la Caja de la Sociedad la suma de PESOS MIL ($ 1.000) en dinero en efectivo o en valores. Dicho monto podrá ser modificado en los términos y conforme a las pautas y condiciones que fije la Asamblea.

ARTICULO 25°.- (a) Funcionamiento. El Directorio se reúne validamente con la presencia de la mayoría absoluta de sus miembros. A menos que expresamente se establezca una mayoría distinta en la ley o en estos Estatutos, el Directorio adoptará sus resoluciones por mayoría simple de votos presentes y computables. Si existiera quórum, los Directores ausentes podrán hacerse representar con derecho a voto en las reuniones de directorio o por cualquier otro director, por medio de carta-poder conferida en instrumento público o privado, debiendo hacerse constar esta circunstancia en el acta de directorio respectiva. Los directores así representados no quedan eximidos de la responsabilidad inherente a su cargo.

(b) Supermayoría. La aprobación de los asuntos mencionados a continuación deberá contar con el voto favorable de al menos 6 (seis) directores:

(i) Con relación a cualesquier documentos de financiamiento (en adelante, "Documentos de Financiamiento", tal como se define en el artículo 44 de estos Estatutos), la modificación sustancial de sus términos, cualquier curso de acción propuesto para resolver un incumplimiento bajo tal Documento de Financiamiento, o cualquier otro curso de

acción o decisión que, si fuere adoptado o tomado, podría implicar una violación a dicho Documento de Financiamiento (excepto cursos de acción necesarios para remediar tal incumplimiento); en el entendimiento que, tales cursos de acción se relacionen con el cumplimiento de compromisos, obligaciones de pago o cualesquiera otras obligaciones establecidas en tales Documentos de Financiamiento que la Sociedad o sus Compañías hayan previamente acordado cumplir (y no requisitos adicionales en sustitución de los términos en ellos acordados);

(ii) la aprobación o modificación relevantes, o serie de modificaciones que tomados en conjunto resulten relevantes, de (A) el presupuesto anual operativo de la Sociedad y sus Compañías; (B) el plan de negocios quinquenal de la Sociedad y sus Compañías; (C) el presupuesto de capital anual de la Sociedad (incluyendo cualquier adquisición contemplada) y sus Compañías. Si el Directorio no logra aprobar los términos del presupuesto anual operativo o de capital conforme a las mayorías aquí establecidas, entonces se aplicará interinamente el presupuesto del año anterior, con más un 5%, pero excluyendo todo o parte de un ítem del presupuesto de un año anterior en la medida en que hubiera sido extraordinario;

(iii) la aprobación de la designación o contratación de Funcionarios Jerárquicos;

(iv) la aprobación de contratos de trabajo o el empleo de cualquier Funcionario Jerárquico sin un contrato de trabajo;

(v) la celebración de una modificación, extensión o terminación de cualquier licencia, permiso o concesión significativos otorgada por el Estado Nacional, Provincial, o Municipal, obtenidos o mantenidos por la Sociedad o sus Compañías, siempre que la legislación requiera que tal curso de acción sea aprobado por los accionistas;

(vi) la iniciación o transacción de cualquier litigio significativo, tanto en sede judicial como administrativa, que afecte la Sociedad o sus Compañías, incluyendo cualquier procedimiento relacionado con el establecimiento de tarifas por prestaciones de servicios públicos u otras cuestiones regulatorias, pero excluyendo litigios en los que un accionista o una Afiliada que no sea una Compañía es o vaya a ser demandada, en cuyo caso tal accionista no estará facultado para votar con respecto a tal asunto;

(vii) la transferencia de activos;

(viii) la contratación de asesores externos y consultores (incluyendo contadores, abogados y asesores de inversión), por un importe superior a los U$S100,000 en el transcurso del ejercicio social; y

(ix) el otorgamiento de cualquier poder.

(x) designación y remoción del Secretario del Directorio, con la salvedad que los directores no podrán denegar irrazonablemente el Secretario propuesto por el presidente de la Sociedad.

ARTICULO 26°.- Reuniones de Directorio.

(a) Reuniones Ordinarias. El Directorio se reunirá como mínimo una vez por mes. El Directorio establecerá, en su última reunión del año calendario, el cronograma de reuniones para todo el año siguiente, fijando precisamente las fechas de cada reunión mensual ("Reuniones Ordinarias").

(b) Reuniones Extraordinarias. Cuando un director considere que un hecho o circunstancia excepcional ha ocurrido o puede llegar a ocurrir, de modo tal que sea recomendable celebrar una reunión de Directorio para tratar tal hecho o circunstancia excepcional con anterioridad a la fecha programada para la siguiente Reunión Ordinaria de Directorio, dicho director podrá pedir una reunión extraordinaria de Directorio conforme al procedimiento establecido en el Artículo 27(b) ("Reuniones Extraordinarias").

ARTICULO 27°.- (a) Reuniones Ordinarias de Directorio. Convocatoria y Orden del Día. Cualquier director que desee incluir algún punto en el orden del día, deberá enviarlo al Presidente, con copia al Secretario, con al menos siete (7) días de anticipación al día estipulado para la reunión del Directorio. Ningún asunto podrá ser incluido en el orden del día o tratado en una reunión de Directorio a menos que se encuentre precisamente detallado en el orden del día incluido en la convocatoria a la reunión de Directorio de que se trate, salvo acuerdo unánime en contrario de todos los Directores de la Sociedad. El orden del día de las reuniones de Directorio deberá incluir todos los puntos propuestos por los directores o funcionarios de la Sociedad para su tratamiento en tal reunión.

La convocatoria a Reuniones Ordinarias del Directorio será enviada por el Secretario a cada uno de los Directores y Síndicos al menos cinco (5) días antes al de la fecha de celebración de tal reunión, indicando en dicho orden del día (i) el lugar, fecha y hora de la reunión, (ii) los puntos a ser tratados, y (iii) el nombre del director que propuso cada punto. Asimismo, el Secretario deberá requerir e incluir junto con el orden del día todos los antecedentes necesarios para analizar y tratar cada uno de los puntos del orden del día o, en el caso que no sea posible incluirlos al momento de enviar el orden del día, intentará enviarlos a los directores previo a la reunión del Directorio.

(b) Reuniones Extraordinarias de Directorio.

(i) Primera Convocatoria. En el término de 2 días hábiles contados desde que el Presidente recibió el pedido de un director solicitando la convocatoria a una Reunión Extraordinaria y siempre que se hayan acreditado los motivos necesarios para solicitar la misma, el Presidente, o el Secretario en su defecto, notificará a los directores de la fecha y orden del día de la Reunión Extraordinaria a ser celebrada. Los requisitos para la convocatoria y su orden del día serán los mismos establecidos para las Reuniones Ordinarias.

(ii) Segunda Convocatoria. En el supuesto que una Reunión Extraordinaria no pudiese realizarse en la fecha fijada al momento de su convocatoria, el Presidente, por única vez y dentro de los 3 días de la fecha estipulada para la primera convocatoria, convocará a una nueva Reunión Extraordinaria a ser celebrada entre 5 y 10 días con posterioridad al de la fecha fijada para la primera convocatoria. Los requisitos de la nueva convocatoria y orden del día serán los mismos establecidos para las Reuniones Ordinarias con la

excepción que el orden del día contendrá únicamente los temas incluidos en el orden del día de la primera convocatoria, salvo acuerdo en contrario de todos los directores de la Sociedad. Las decisiones adoptadas por el Directorio en las Reuniones Extraordinarias celebradas en su segunda convocatoria serán válidas cuando sean adoptadas con el voto del 80% de los directores presentes en la reunión, no siendo aplicable en estos casos las supermayorías establecidas en el Artículo 25(b) de estos Estatutos.

ARTICULO 28°.- Reemplazo del Presidente. El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último, debiéndose elegir un nuevo Presidente dentro de los diez (10) días de producida la vacancia. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente sólo estará justificada en los casos de ausencia o impedimento del Presidente, por el plazo y de conformidad con lo establecido en el artículo anterior.

ARTICULO 29°.- Facultades. El Directorio se encuentra revestido de las más amplias facultades legales y estatutarias para la administración de la Sociedad. Tiene para ello facultades suficientes para realizar cualquier acto relacionado directa o indirectamente con el objeto social, incluso aquellos a los que se refieren los artículos 1880 y 1881 del Código Civil y el artículo 9 del Decreto-Ley 5965/63 y el artículo 55 del Decreto-Ley 4776/63. Los únicos actos que el Directorio no puede realizar son aquellos prohibidos por la Ley, o de otro modo limitados o prohibidos por estos Estatutos.

ARTICULO 30°.- Remuneración. Las remuneraciones de los miembros del Directorio serán fijadas por la Asamblea, debiendo ajustarse a lo dispuesto por el Artículo 261 de la Ley 19.550.

ARTICULO 31°.- ~~(a) Remoción de Directores. El accionista que hubiera designado uno o más directores titulares o suplentes tendrá el exclusivo derecho para remover, con o sin causa, los directores titulares o suplentes por él designados, y asimismo tendrá el derecho de designar un nuevo director titular o suplente según sea el caso, para así reemplazar al director que hubiera sido removido en su cargo.~~

~~(b)~~ Responsabilidad de los Directores. Los señores Directores responden ilimitada y solidariamente por el mal desempeño de su cargo, así como por la violación de la ley o el presente estatuto y por cualquier otro daño producido por dolo, abuso de facultades o culpa grave. Quedarán exentos de responsabilidad quienes, habiendo participado en la deliberación o resolución o habiendo tomado conocimiento de la misma, dejen constancia escrita de su protesta y dieren noticia al síndico, ello antes de que su responsabilidad se denuncie al directorio, al síndico, a la asamblea, a la autoridad competente, o se ejerza la acción judicial respectiva.

TITULO VII: DE LA FISCALIZACION.

ARTICULO 32°.- La fiscalización de la Sociedad será ejercida por una comisión fiscalizadora compuesta por tres (3) Síndicos Titulares que durarán un (1) ejercicio en sus funciones. También serán designados tres (3) Síndicos Suplentes que reemplazarán a los titulares en los casos previstos por el Artículo 291 de la

Ley 19.550. Los Síndicos Titulares y Suplentes, cuyo mandato hubiese finalizado, permanecerán en sus cargos hasta tanto se designe a sus reemplazantes. Dos Síndicos titulares y sus respectivos suplentes serán elegidos por los tenedores de acciones ordinarias Clase A y el restante titular y su suplente por los restantes tenedores de acciones ordinarias.

ARTICULO 33°.- Reuniones. La Comisión Fiscalizadora se reunirá por lo menos una (1) vez al mes; también podrá ser citada a pedido de cualquiera de sus miembros, dentro de los cinco (5) días de formulado el pedido al presidente de la Comisión Fiscalizadora o del Directorio, en su caso. Todas las reuniones deberán ser notificadas por escrito al domicilio que cada Síndico indique al asumir sus funciones. Las deliberaciones y resoluciones de la Comisión Fiscalizadora se transcribirán a un Libro de Actas, las que serán firmadas por los Síndicos presentes en la reunión. La Comisión Fiscalizadora sesionará con la presencia de sus tres (3) miembros y adoptará las resoluciones por mayoría de votos, sin perjuicio de los derechos conferidos por ley al Síndico disidente. Será presidida por uno de los Síndicos elegido por mayoría de votos, en la primera reunión de cada año. En dicha ocasión también se elegirá reemplazante para el caso de ausencia. Dicho presidente representa a la Comisión Fiscalizadora ante el Directorio. Las remuneraciones de los miembros de la Comisión Fiscalizadora serán fijadas por la Asamblea~~, debiendo ajustarse a lo dispuesto por el Artículo 261 de la Ley 19.550~~.

ARTICULO 34°.- Auditor Interno. El Auditor Interno tendrá las siguientes responsabilidades:

(i) evaluar y determinar el proceso de administración del riesgo comercial de la Sociedad, incluyendo la suficiencia de los medios generales de control y los controles en áreas específicas que impliquen un riesgo comercial y financiero significativos;

(ii) evaluar los principales informes financieros previo a la realización de presentaciones ante autoridades gubernamentales competentes o distribuciones internas~~, y participar en cualesquier Reuniones del Comité Financiero~~. Asimismo, evaluar y determinar recomendaciones relevantes de auditores externos relativas a informes financieros, controles, otras cuestiones y respuesta de la administración, así como opiniones de la administración y de auditores acerca de la calidad general de los informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios;

(iii) evaluar y determinar el sistema de controles internos de la Sociedad para detectar errores contables y de informes financieros, fraudes y malversaciones de fondos, violaciones a la ley e incumplimiento de políticas corporativas internas. Asimismo, dar particular énfasis a la suficiencia de controles internos relacionados con la exposición en informes sobre pagos, transacciones o procedimientos que pueden ser considerados ilegales;

(iv) evaluar y determinar el plan anual de auditoría, incluyendo el presupuesto de dichos costos, y el desarrollo del proceso utilizado

para llevar a cabo el plan anual de auditoría aprobado por el Directorio. Asimismo, evaluar y determinar el estado de las actividades de auditoría interna, descubrimientos significativos, recomendaciones y respuestas de la administración;

(v) evaluar y recomendar cualesquier cambios relevantes en principios contables utilizados y la aplicación de tales cambios en informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios. Asimismo, determinar cuestiones y riesgos claves de informes financieros, determinar su impacto y potencial efecto en información financiera a ser publicada, procesos utilizados por la administración para abordar tales cuestiones, puntos de vista relacionados del auditor y el fundamento de sus conclusiones. Del mismo modo, evaluar y determinar conclusiones sobre trabajos de auditoría de fin de año o cualesquier otros trabajos de auditoría con anterioridad a la publicación de los estados financieros;

(vi) evaluar y determinar conflictos de interés significativos y transacciones entre partes vinculadas. Asimismo, monitorear el cumplimiento de la Política de Ética y Negocios de la Sociedad en conjunto con el gerente de recursos humanos.

TITULO VIII: BALANCES Y CUENTAS.-

ARTICULO 35°.- Ejercicio social. El ejercicio social cerrará el 31 de diciembre de cada año, a cuya fecha deben confeccionarse el Inventario, el Balance General, un Estado de Resultado, Estado de Evolución del Patrimonio Neto y la Memoria del Directorio, todos ellos de acuerdo con las prescripciones legales, estatutarias y normas técnicas vigentes en la materia.

ARTICULO 36°.- Utilidades. Las ganancias líquidas y realizadas se distribuirán de la siguiente forma:

a) No menos del cinco por ciento (5 %) y hasta alcanzar el veinte por ciento (20 %) del capital suscripto por lo menos, para reserva legal.

b) A remuneración de los integrantes del Directorio y a remuneración de la Comisión Fiscalizadora.

c) La suma que corresponda para satisfacer el dividendo acumulativo atrasado de acciones preferidas.

d) La suma para el pago del dividendo fijo de las acciones preferidas.

e) Pago de la participación correspondiente a los Bonos de Participación para el personal.

f) Las reservas voluntarias o previsiones que la Asamblea decida constituir.

g) El remanente que resultare se repartirá como dividendo de las acciones ordinarias, sin distinción de Clases.

ARTICULO 37°.- Pago de Dividendos. Los dividendos serán pagados a los accionistas en proporción a las respectivas integraciones dentro de los treinta (30) días corridos a partir de su aprobación en la Asamblea respectiva.

ARTICULO 38°.- Dividendos en efectivo. Los dividendos en efectivo aprobados por la Asamblea y no cobrados prescriben a favor de la Sociedad

luego de transcurridos tres (3) años a partir de la puesta a disposición de los mismos. En tal caso, integrarán una reserva especial, de cuyo destino podrá disponer el Directorio.

ARTICULO 39°.- Dividendos en acciones. El derecho a percibir las acciones correspondientes a los dividendos en acciones y a la capitalización de reservas y saldos de revalúos prescriben en el mismo plazo indicado en la cláusula anterior a favor de la Sociedad. En este caso, las acciones serán puestas a la venta concediéndose derecho de preferencia a los demás accionistas en proporción a sus tenencias y con relación a la clase de acciones que cada uno posea. Los accionistas tendrán también derecho a acrecer, en el caso en que los demás no ejerzan su derecho de preferencia. El Directorio fijará los plazos, condiciones y modalidades del ejercicio del presente derecho, debiendo otorgar una publicidad adecuada al procedimiento. El producido de la venta integrará la reserva especial aludida en el punto anterior. Los derechos correspondientes a las acciones no percibidas quedarán suspendidos hasta tanto la Sociedad haya tomado razón de su enajenación.

ARTICULO 40°.- Suspensión de derechos. El último párrafo del artículo anterior se aplica también a los casos en que la Sociedad disponga el canje de los títulos valores en circulación, para los tenedores que no hayan retirado las nuevas acciones.

TITULO IX: DE LA LIQUIDACION DE LA SOCIEDAD.

ARTICULO 41°.- Liquidación. La liquidación de la Sociedad, originada en cualquier causa que fuere, se regirá por lo dispuesto en el Capítulo I, Sección XIII, Artículos 101 a 112 de la Ley 19.550.

ARTICULO 42°.- Liquidador. La liquidación de la Sociedad estará a cargo del Directorio o de los liquidadores que sean designados por la Asamblea, bajo la vigilancia de la Comisión Fiscalizadora.

ARTICULO 43°.- Liquidación; distribución. Cancelado el pasivo, incluso los gastos de liquidación, el remanente se repartirá entre todos los accionistas, sin distinción de clases o categorías, y en proporción a sus tenencias de la siguiente forma:

a) Será pagado el capital integrado de las acciones preferidas con preferencia en la devolución del importe integrado;

b) Será pagado el capital integrado de las acciones ordinarias y de las restantes acciones preferidas;

c) Serán pagados los dividendos fijos acumulativos de las acciones preferidas pendientes a la fecha;

d) El remanente se repartirá entre los accionistas en proporción a sus tenencias.

ARTÍCULO 44. Definiciones.

"Afiliada" significa, con respecto a cualquier Persona (como se define más abajo), cualquier otra Persona que directa o indirectamente controle a, esté controlada por o esté bajo control común con tal Persona. Para propósitos de esta definición, "control" significa la posesión, directa o indirectamente, del poder para dirigir o causar la dirección de la administración y políticas de una entidad, ya sea a través de la titularidad de acciones o de cualquier otro modo.

"Auditor Interno" significa el auditor interno designado y removido de acuerdo con las mayorías establecidas en el artículo 16 inciso (a)(xii).
"Compañía" y "Compañías" significa toda sociedad en la cual la Sociedad tenga participación.
"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de la Sociedad o de una Compañía.
"Funcionarios Jerárquicos" significarán el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.
"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.
"Reuniones Ordinarias" tiene el significado otorgado por el artículo 26 (a).
"Reuniones Extraordinarias" tiene el significado otorgado por el artículo 26 (b).
"Sociedad" significa CAMUZZI GAS PAMPEANA S.A.
"Supermayoría de Accionistas" tiene el significado otorgado por el artículo 16 inciso (a) de estos Estatutos.
"Supermayoría Especial de Accionistas" tiene el significado otorgado por el artículo 16 inciso (b) de estos Estatutos.
"Supermayoría de Directorio" tiene el significado otorgado por el artículo 25 inciso (b) de estos Estatutos.

2

RECYCLED



Buenos Aires, 10 de julio de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Expte. N° 834/00 – Camuzzi Gas del Sur S.A. s/ reforma integral de estatuto

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de continuar con el tramite de inscripción de la reforma estatutaria de referencia.

En tal sentido, y de conformidad con lo solicitado por ese organismo, adjunto a la presente el texto reformado del Estatuto Social con marcas de revisión, tal como lo hiciéramos en nuestra nota n° 011207 recibida por Uds. con fecha 18 de mayo del corriente año.

Quedando a la espera de una satisfactoria respuesta, aprovechamos la oportunidad para saludarlos muy atentamente,

Martín Juan Blaquier
Vicepresidente

ESTATUTOS DE CAMUZZI GAS DEL SUR S.A.

TITULO I: DEL NOMBRE, REGIMEN LEGAL, DOMICILIO Y DURACION.

ARTICULO 1° - Nombre. La Sociedad se denomina CAMUZZI GAS DEL SUR S.A., la cual fue inscripta por ante la Inspección General de Justicia con fecha 01 de diciembre de 1992, bajo el número 11676 del libro 112, tomo A de Sociedades Anónimas, conforme al régimen establecido en la Ley N° 19.550.

ARTICULO 2° - Domicilio. El domicilio legal de la Sociedad se fija en la CIUDAD DE BUENOS AIRES. Podrá establecer sucursales, agencias, delegaciones o representaciones dentro o fuera del territorio de la República Argentina.

ARTICULO 3° - Duración. El término de duración de la Sociedad será de NOVENTA Y NUEVE (99) años, contados desde la fecha de inscripción de este Estatuto en el REGISTRO PUBLICO DE COMERCIO. Este plazo podrá ser ampliado por resolución de la Asamblea Extraordinaria o reducido con la previa autorización del Ente Nacional Regulador del Gas o del organismo que lo reemplace en sus funciones.

TITULO II: DEL OBJETO SOCIAL.

ARTICULO 4° - La Sociedad tiene por objeto la prestación del servicio público de distribución de gas natural por cuenta propia, o de terceros, o asociada a terceros en el país. La Sociedad podrá realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o estos Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrá, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la Ley de Entidades Financieras, y constituir y participar en sociedades por acciones invirtiendo el capital necesario a tales fines.

TITULO III: DEL CAPITAL SOCIAL Y LAS ACCIONES.

ARTICULO 5° - El Capital social se fija en la suma de PESOS CIENTO SETENTA Y CUATRO MILLONES VEINTISEIS MIL NOVENTA ($ 174.026.090), representado por 174.026.090 acciones ordinarias, escriturales, de UN (1) PESO de valor nominal cada una y con derecho a un (1) voto por acción, de las cuales 88.753.306 son Clase A, 67.870.175 Clase B, y 17.402.609 Clase C; b) Las Acciones Clase C representativas del DIEZ POR CIENTO (10%) del Capital Social, permanecerán en poder del Estado Nacional hasta tanto se implemente un programa de Propiedad participada conforme lo establece el Capítulo III de la Ley 23.696. Las acciones Clase C respecto de las cuales su adquirente haya completado el pago de su precio de adquisición podrán ser convertidas en acciones Clase B a solicitud de sus titulares. Por decisión de la Asamblea, la Sociedad podrá solicitar a las autoridades competentes que todas o algunas clases de acciones representativas del capital social sean admitidas a cotización en bolsas y/o mercados de valores nacionales y/o extranjeros. En tanto la Sociedad esté autorizada a hacer oferta pública de sus acciones, la cifra del

capital y su evolución figurarán en el Balance de la Sociedad conforme resulte de los aumentos inscriptos en el Registro Público de Comercio.

ARTICULO 6º - La emisión de acciones ordinarias correspondiente a los futuros aumentos de capital deberá hacerse en la proporción de CINCUENTA Y UNO POR CIENTO (51%) de acciones Clase A, y de CUARENTA Y NUEVE POR CIENTO (49%) la suma de acciones Clase B y acciones Clase C, manteniéndose entre estas dos clases la misma relación existente, a la fecha de resolverse la respectiva emisión. Los accionistas Clases A, B y C tendrán derecho de preferencia en la suscripción de las nuevas acciones que emita la Sociedad, dentro de su misma Clase y en proporción a sus respectivas tenencias accionarias, y de acrecer en los términos previstos por el Art. 194 y siguientes de la Ley 19.550. De existir un remanente no suscripto de acciones, las mismas podrán ser ofrecidas a terceros. Cuando se emitan y se llame a suscribir acciones Clase C, el plazo de integración será el máximo autorizado por la ley.

ARTICULO 7º. Representación de las acciones. Las acciones no se representarán en títulos sino que se inscribirán en cuentas llevadas a nombre de sus titulares en la Sociedad y/o bancos comerciales y/o de inversión y/o cajas de valores autorizados, según lo disponga el Directorio. Podrán emitirse certificados globales de las acciones integradas con los requisitos exigidos por la legislación vigente; cuando los certificados globales se inscriban en regímenes de depósitos colectivos serán considerados definitivos, negociables e indivisibles. Una vez establecido el Programa de Propiedad Participada, el Directorio procederá al canje y anotación de las nuevas acciones a favor de los beneficiarios respectivos.

ARTICULO 8º.- Indivisibilidad. Las acciones son indivisibles. Si existiese copropiedad la representación para el ejercicio de los derechos y el cumplimiento de las obligaciones deberá unificarse. Las limitaciones a la propiedad y transmisibilidad de las acciones deberán constar en los certificados de la entidad depositaria.

ARTICULO 9º.- Acciones Preferidas. Podrán emitirse acciones preferidas, las que otorgarán las preferencias patrimoniales que más abajo se establecen, según lo determine la Asamblea que resuelva su emisión:

a) Gozarán de un dividendo fijo o variable, con o sin participación adicional y acumulativa o no por uno o más ejercicios, pudiendo establecerse un dividendo mínimo y máximo;

b) Podrán ser rescatables total o parcialmente; convertibles o no en acciones ordinarias;

c) Podrán tener preferencia en la devolución del importe integrado en caso de liquidación de la Sociedad;

d) Podrán participar en la capitalización de reservas o fondos especiales y en procedimientos similares por los que se entreguen acciones integradas;

e) Podrán emitirse en la moneda y con las cláusulas de ajuste que admita la legislación vigente;

f) No gozarán de derecho de voto, excepto en los supuestos previstos por el artículo 217 de la Ley de Sociedades Comerciales.

ARTICULO 10°.- Mora. En caso de mora en la integración de acciones, la Sociedad podrá tomar cualquiera de las medidas autorizadas por el Artículo 193 de la Ley 19.550.

ARTICULO 11°.- Las acciones ordinarias Clase A sólo podrán ser transferidas con la previa aprobación del Ente Nacional Regulador del Gas u organismo que lo reemplace en sus funciones.

TITULO IV: DE LAS OBLIGACIONES Y BONOS DE PARTICIPACION.

ARTICULO 12°.- Empréstitos. La Sociedad podrá contraer empréstitos en forma pública o privada, mediante la emisión de debentures u obligaciones negociables y cualquier otro título circulatorio dentro o fuera del país y en las monedas que establezca. Los debentures podrán emitirse con garantía flotante, con garantía especial o con garantía común, pudiendo serlo en moneda nacional o extranjera y convertibles o no en acciones de acuerdo al programa de emisión.

ARTICULO 13°.- En el marco del Programa de Propiedad Participada referido en el Artículo 5°, la Sociedad emitirá, a favor de sus empleados de todas las jerarquías con relación de dependencia, Bonos de Participación para el Personal en los términos del Artículo 230 de la Ley 19.550 (T.O. Dec. Nro. 841/84), de forma tal de distribuir entre los beneficiarios un porcentaje de las ganancias del ejercicio, después de impuestos, que será de MEDIO POR CIENTO (0,5 %). La participación correspondiente a los bonos deberá ser abonada a los beneficiarios contemporáneamente al momento en que deberá efectuarse el pago de los dividendos. Los títulos representativos de los Bonos de Participación para el personal deberán ser entregados por la Sociedad a sus titulares. Estos Bonos de Participación para el Personal serán personales e intransferibles y su titularidad cesará con la extinción de la relación laboral, sea cual fuere su causa, sin dar por ello derecho a acrecer a los demás bonistas. La sociedad emitirá una lámina numerada por cada titular, especificando la cantidad de bonos que le corresponden, el título será documento necesario para ejercitar el derecho del bonista. Se dejará constancia en el mismo de cada pago. Las condiciones de emisión de los bonos sólo serán modificadas por Asamblea especial convocada en los términos de los artículos 237 y 250 de la Ley de Sociedades Comerciales. La participación correspondiente a los bonistas será computada como gasto y exigible en las mismas condiciones que el dividendo. En caso de emisión de acciones correspondientes a los futuros aumentos de capital en que acciones de la Clase "C" no hubiesen sido totalmente integradas, hasta el 50% de la participación correspondientes a cada tenedor de acciones de la clase "C" podrá ser destinado a la integración del saldo adeudado.

TITULO V: DE LAS ASAMBLEAS.

ARTICULO 14°.- Asambleas Ordinarias.

(a) Frecuencia. La Sociedad celebrará Asambleas al menos una vez por año. Asimismo, los accionistas celebrarán las Asambleas que consideren oportunas siempre que sean solicitadas por cualquier accionista titular de al menos el cinco por ciento (5%) del capital social. Al recibir tal solicitud, el Directorio convocará a una Asamblea de accionistas para que se celebre dentro de los cuarenta (40) días de recibido el pedido por tal accionista.

(b) Convocatorias. Las Asambleas de accionistas serán convocadas con al menos treinta (30) días de anticipación a la fecha de su celebración, las que para ser válidamente convocadas requerirán además de los recaudos establecidos por la ley y estos Estatutos. Salvo acuerdo unánime de los accionistas en sentido contrario, la Asamblea no podrá tratar ningún asunto que no esté precisamente determinado en el orden del día. El Secretario efectuará todas las publicaciones necesarias para convocar a Asambleas ordinarias y extraordinarias.
(c) Orden del Día. El Secretario distribuirá a cada accionista el orden del día completo con los puntos a ser tratados y votados por los accionistas en la Asamblea con al menos cinco (5) días de anticipación a la fecha prevista para la celebración de la reunión. Asimismo, el Secretario incluirá con el orden del día distribuido de acuerdo a lo establecido precedentemente, toda documentación relevante para el tratamiento de los puntos del orden del día o, de no resultar posible, hará sus mejores esfuerzos para realizar tal distribución previo a la celebración de la reunión.
(d) Quórum. La Asamblea ordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen la mayoría de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran.
(e) Mayorías. Salvo disposición legal en contrario o por lo previsto en estos Estatutos, las resoluciones de los accionistas reunidos en Asamblea válidamente convocada y con quórum suficiente serán tomadas por el voto favorable de las acciones que representen la mayoría del capital social.

ARTICULO 15°.- Asambleas Especiales. Cuando la Asamblea deba adoptar resoluciones que afecten los derechos de una Clase de acciones, se requerirá el consentimiento o ratificación de esta Clase, que se prestará en Asamblea Especial regida por las normas establecidas en estos estatutos para las Asambleas Ordinarias.

ARTICULO 16: (a) Supermayoría de Accionistas. Las decisiones que se detallan a continuación deberán ser aprobadas por Asamblea con el voto favorable de accionistas titulares de al menos el ochenta por ciento (80%) de las acciones con derecho a voto:

(i) la modificación de los Estatutos de la Sociedad y sus compañías (en adelante, "Compañía" o "Compañías", tal como se define en el artículo 44 de estos Estatutos) o cualquier otro documento constitutivo de la Sociedad y sus Compañías;

(ii) la venta, liquidación, transferencia o cualquier otro acto de disposición, en una o en una serie de transacciones, de activos o bienes de la Sociedad y sus Compañías por un valor igual o superior a U$S5.000.000, o cualquier venta de los activos de la Sociedad y sus Compañías por precio inferior a su precio de mercado, excepto como se establezca en (A) el presupuesto anual aprobado de la Sociedad y sus Compañías, (B) el presupuesto de capital anual de la Sociedad y sus Compañías, o (C) el plan financiero quinquenal de la Sociedad y sus Compañías;

(iii) cualquier cambio en la política de generación de utilidades y distribución de las mismas;

(iv) cualquier modificación material del ámbito de responsabilidades de los cargos correspondientes a funcionarios jerárquicos (en adelante, "Funcionarios Jerárquicos", tal como se define en el artículo 44 de estos Estatutos);

(v) la delegación de cualquier facultad del Directorio de la Sociedad o de sus Compañías a cualquier comité u órgano societario;

(vi) cualquier inversión o transacción (o serie de inversiones o transacciones) en acciones o activos de otra sociedad por un monto superior a U$S5.000.000;

(vii) cualquier cambio sustancial en los negocios de la Sociedad y de sus Compañías; o

(viii) cualquier cambio en la fecha de finalización del ejercicio social de la Sociedad y el de sus Compañías;

(ix) cualquier cambio material en los principios contables de la Sociedad y sus Compañías;

(x) la modificación de la Declaración de Políticas de Ética y Negocios de la Sociedad y sus Compañías;

(xi) cualquier transacción de la Sociedad o sus Compañías con cualquier persona (en adelante, "Persona", tal como se encuentra definido en el artículo 44 de estos Estatutos), que beneficie directa o indirectamente a cualquier accionista o afiliada (en adelante, "Afiliada", definido en el artículo 44 de estos Estatutos) en proporción diferente a la tenencia accionaria del accionista beneficiado;

(xii) la designación y remoción del auditor interno (el "Auditor Interno", tal como se encuentra definido en el artículo 44 de estos Estatutos) de la Sociedad y sus Compañías;

(xiii) la participación de la Sociedad en cualquier sociedad en la cual la Sociedad, directa o indirectamente, sea titular de al menos el diez por ciento (10%) del capital social y cuyos accionistas no sean exclusivamente la Sociedad o sus accionistas.

(b) Supermayoría Especial de Accionistas. Ninguna resolución relacionada con los siguientes puntos podrá ser válidamente tomada por el Directorio o la Asamblea a menos que tal resolución haya sido aprobada de conformidad con las mayorías establecidas por ley y por cada accionista titular de por lo menos veinte por ciento (20%) de las acciones con derecho a voto:

(i) el establecimiento de los términos y condiciones de cualquier préstamo efectuado por cualquier accionista a la Sociedad y sus Compañías, excepto préstamos efectuados por cualquier accionista celebrados en términos no menos favorables a la Sociedad que los que hubieran sido celebrados con cualquier tercera parte prestamista;

(ii) la aprobación de contratos, acuerdos o convenios (incluyendo cualquier prórroga, modificación o cesión de los mismos) entre la Sociedad o sus Compañías por una parte, y cualquier accionista o Afiliada (excepto una Compañía), por la otra;

(iii) la fusión, disolución o transformación de la Sociedad y sus Compañías;
(iv) la reducción del capital social de la Sociedad y sus Compañías;
(v) cualquier aumento del capital social de la Sociedad y de sus Compañías;
(vi) el pedido de quiebra o la liquidación de la Sociedad y de sus Compañías;
(vii) cualquier cambio en el auditor externo de la Sociedad y de sus Compañías;
(viii) cualquier aumento o reducción en el número de directores de la Sociedad y de sus Compañías;
(ix) la oferta privada o pública de títulos valores de la Sociedad y de sus Compañías a cualquier Persona, excepto en cuanto fueren ofrecidas a los accionistas en proporción a sus tenencias accionarias, o la toma de cualquier curso de acción que podría sujetar a la Sociedad a la supervisión de autoridades gubernamentales encargadas de controlar o regular la oferta de títulos valores;
(x) cualquier cambio o modificación, renuncia o apartamiento de cualquier política o práctica de la Sociedad y de sus Compañías.

ARTICULO 17: Asambleas Extraordinarias. La asamblea extraordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen el sesenta por ciento (60%) de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran. Las resoluciones deberán tomarse por la mayoría de los votos presentes.

ARTICULO 18°.- Hasta tanto no transcurra un plazo de DOS (2) años, a contar desde la fecha de la transferencia de la totalidad de las acciones de la Clase A al adjudicatario de esta Sociedad en la Licitación Pública Internacional para la Privatización de GAS DEL ESTADO SOCIEDAD DEL ESTADO o hasta que el Estado Nacional haya transferido la totalidad de las acciones Clase B de su propiedad, lo que ocurra primero, toda reforma de los estatutos de la Sociedad, y todo aumento de capital social, deberá contar con el voto afirmativo de las acciones de esa clase que sean propiedad del Estado Nacional. Vencido dicho plazo u ocurrido dicho evento toda reforma a los artículos 2° y 3° (en cuanto se trate de reducción del plazo), 4°, 5°, 6°, 7°, 11°, 13°, 18° y 32° requerirá la previa autorización del Ente Nacional Regulador de Gas u organismo que lo reemplace.

ARTICULO 19°.- Comunicación de Asistencia. Mandatario. Para asistir a las Asambleas, los accionistas deberán comunicar a la Sociedad la voluntad de concurrir a la misma para su registro en el Libro de Asistencia a las Asambleas, con tres (3) días hábiles de anticipación a la fecha fijada para la celebración de la Asamblea. Los accionistas podrán hacerse representar por mandatario, de conformidad con lo establecido en el Artículo 239 de la Ley 19.550.

TITULO VI: DE LA DIRECCION Y ADMINISTRACION.

ARTICULO 20°.- Composición. La dirección y administración de la Sociedad estará a cargo de un Directorio compuesto por siete (7) Directores titulares y siete

(7) directores suplentes, que reemplazarán a los titulares. El término de su elección es de dos ejercicios, pudiendo ser reelegidos.

ARTICULO 21°.- Permanencia en el cargo. Los Directores titulares y suplentes cuyos mandatos hubiesen finalizado permanecerán en sus cargos hasta tanto se designe a sus reemplazantes.

ARTICULO 22°.- (a) Presidente y vicepresidente. En su primera reunión luego de celebrada la Asamblea que designe a los miembros del Directorio, éste designará de entre sus miembros a un (1) Presidente y a un (1) Vicepresidente.

(b) Secretario del Directorio. El Directorio designará a un Secretario a propuesta del Presidente. El Secretario asistirá sin voz y sin voto a las reuniones. Tendrá las funciones ejecutivas que el Directorio le instruya, entre ellas, llevar los libros de actas, efectuar las notificaciones y convocatorias a las reuniones de directorio y Asambleas y emitir las copias certificadas de la documentación emanada del Directorio que se le solicite.

ARTICULO 23°.- Reemplazo de Directores. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún habiéndose incorporado la totalidad de los Directores Suplentes, la Comisión Fiscalizadora designará a los reemplazantes, quienes ejercerán el cargo hasta la elección de nuevos titulares, a cuyo efecto deberá convocarse a la Asamblea Ordinaria, según corresponda, dentro de los DIEZ (10) días de efectuadas las designaciones por la Comisión Fiscalizadora.

ARTICULO 24°.- Garantía. En garantía del correcto cumplimiento de sus funciones, los Directores depositarán en la Caja de la Sociedad la suma de PESOS MIL ($ 1.000) en dinero en efectivo o en valores. Dicho monto podrá ser modificado en los términos y conforme a las pautas y condiciones que fije la Asamblea.

ARTICULO 25°.- (a) Funcionamiento. El Directorio se reúne validamente con la presencia de la mayoría absoluta de sus miembros. A menos que expresamente se establezca una mayoría distinta en la ley o en estos Estatutos, el Directorio adoptará sus resoluciones por mayoría simple de votos presentes y computables. Si existiera quórum, los Directores ausentes podrán hacerse representar con derecho a voto en las reuniones de directorio o por cualquier otro director, por medio de carta-poder conferida en instrumento público o privado, debiendo hacerse constar esta circunstancia en el acta de directorio respectiva. Los directores así representados no quedan eximidos de la responsabilidad inherente a su cargo.

(b) Supermayoría. La aprobación de los asuntos mencionados a continuación deberá contar con el voto favorable de al menos 6 (seis) directores:

(i) Con relación a cualesquier documentos de financiamiento (en adelante, "Documentos de Financiamiento", tal como se define en el artículo 44 de estos Estatutos), la modificación sustancial de sus términos, cualquier curso de acción propuesto para resolver un incumplimiento bajo tal Documento de Financiamiento, o cualquier otro curso de acción o decisión que, si fuere adoptado o tomado, podría implicar una violación a dicho Documento de Financiamiento (excepto cursos de

acción necesarios para remediar tal incumplimiento); en el entendimiento que, tales cursos de acción se relacionen con el cumplimiento de compromisos, obligaciones de pago o cualesquiera otras obligaciones establecidas en tales Documentos de Financiamiento que la Sociedad o sus Compañías hayan previamente acordado cumplir (y no requisitos adicionales en sustitución de los términos en ellos acordados);

(ii) la aprobación o modificación relevantes, o serie de modificaciones que tomados en conjunto resulten relevantes, de (A) el presupuesto anual operativo de la Sociedad y sus Compañías; (B) el plan de negocios quinquenal de la Sociedad y sus Compañías; (C) el presupuesto de capital anual de la Sociedad (incluyendo cualquier adquisición contemplada) y sus Compañías. Si el Directorio no logra aprobar los términos del presupuesto anual operativo o de capital conforme a las mayorías aquí establecidas, entonces se aplicará interinamente el presupuesto del año anterior, con más un 5%, pero excluyendo todo o parte de un ítem del presupuesto de un año anterior en la medida en que hubiera sido extraordinario;

(iii) la aprobación de la designación o contratación de Funcionarios Jerárquicos;

(iv) la aprobación de contratos de trabajo o el empleo de cualquier Funcionario Jerárquico sin un contrato de trabajo;

(v) la celebración de una modificación, extensión o terminación de cualquier licencia, permiso o concesión significativos otorgada por el Estado Nacional, Provincial, o Municipal, obtenidos o mantenidos por la Sociedad o sus Compañías, siempre que la legislación requiera que tal curso de acción sea aprobado por los accionistas;

(vi) la iniciación o transacción de cualquier litigio significativo, tanto en sede judicial como administrativa, que afecte la Sociedad o sus Compañías, incluyendo cualquier procedimiento relacionado con el establecimiento de tarifas por prestaciones de servicios públicos u otras cuestiones regulatorias, pero excluyendo litigios en los que un accionista o una Afiliada que no sea una Compañía es o vaya a ser demandada, en cuyo caso tal accionista no estará facultado para votar con respecto a tal asunto;

(vii) la transferencia de activos;

(viii) la contratación de asesores externos y consultores (incluyendo contadores, abogados y asesores de inversión), por un importe superior a los U$S100,000 en el transcurso del ejercicio social; y

(ix) el otorgamiento de cualquier poder.

(x) designación y remoción del Secretario del Directorio, con la salvedad que los directores no podrán denegar irrazonablemente el Secretario propuesto por el presidente de la Sociedad.

ARTICULO 26°.- Reuniones de Directorio.

(a) Reuniones Ordinarias. El Directorio se reunirá como mínimo una vez por mes. El Directorio establecerá, en su última reunión del año calendario, el

cronograma de reuniones para todo el año siguiente, fijando precisamente las fechas de cada reunión mensual ("Reuniones Ordinarias").

(b) Reuniones Extraordinarias. Cuando un director considere que un hecho o circunstancia excepcional ha ocurrido o puede llegar a ocurrir, de modo tal que sea recomendable celebrar una reunión de Directorio para tratar tal hecho o circunstancia excepcional con anterioridad a la fecha programada para la siguiente Reunión Ordinaria de Directorio, dicho director podrá pedir una reunión extraordinaria de Directorio conforme al procedimiento establecido en el Artículo 27(b) ("Reuniones Extraordinarias").

ARTICULO 27°.- (a) Reuniones Ordinarias de Directorio. Convocatoria y Orden del Día. Cualquier director que desee incluir algún punto en el orden del día, deberá enviarlo al Presidente, con copia al Secretario, con al menos siete (7) días de anticipación al día estipulado para la reunión del Directorio. Ningún asunto podrá ser incluido en el orden del día o tratado en una reunión de Directorio a menos que se encuentre precisamente detallado en el orden del día incluido en la convocatoria a la reunión de Directorio de que se trate, salvo acuerdo unánime en contrario de todos los Directores de la Sociedad. El orden del día de las reuniones de Directorio deberá incluir todos los puntos propuestos por los directores o funcionarios de la Sociedad para su tratamiento en tal reunión.

La convocatoria a Reuniones Ordinarias del Directorio será enviada por el Secretario a cada uno de los Directores y Síndicos al menos cinco (5) días antes al de la fecha de celebración de tal reunión, indicando en dicho orden del día (i) el lugar, fecha y hora de la reunión, (ii) los puntos a ser tratados, y (iii) el nombre del director que propuso cada punto. Asimismo, el Secretario deberá requerir e incluir junto con el orden del día todos los antecedentes necesarios para analizar y tratar cada uno de los puntos del orden del día o, en el caso que no sea posible incluirlos al momento de enviar el orden del día, intentará enviarlos a los directores previo a la reunión del Directorio.

(b) Reuniones Extraordinarias de Directorio.

(i) Primera Convocatoria. En el término de 2 días hábiles contados desde que el Presidente recibió el pedido de un director solicitando la convocatoria a una Reunión Extraordinaria y siempre que se hayan acreditado los motivos necesarios para solicitar la misma, el Presidente, o el Secretario en su defecto, notificará a los directores de la fecha y orden del día de la Reunión Extraordinaria a ser celebrada. Los requisitos para la convocatoria y su orden del día serán los mismos establecidos para las Reuniones Ordinarias.

(ii) Segunda Convocatoria. En el supuesto que una Reunión Extraordinaria no pudiese realizarse en la fecha fijada al momento de su convocatoria, el Presidente, por única vez y dentro de los 3 días de la fecha estipulada para la primera convocatoria, convocará a una nueva Reunión Extraordinaria a ser celebrada entre 5 y 10 días con posterioridad al de la fecha fijada para la primera convocatoria. Los requisitos de la nueva convocatoria y orden del día serán los mismos establecidos para las Reuniones Ordinarias con la excepción que el orden del día contendrá únicamente los temas incluidos en el orden del día de la primera convocatoria, salvo acuerdo en contrario de todos los

directores de la Sociedad. Las decisiones adoptadas por el Directorio en las Reuniones Extraordinarias celebradas en su segunda convocatoria serán válidas cuando sean adoptadas con el voto del 80% de los directores presentes en la reunión, no siendo aplicable en estos casos las supermayorías establecidas en el Artículo 25(b) de estos Estatutos.

ARTICULO 28°.- Reemplazo del Presidente. El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último, debiéndose elegir un nuevo Presidente dentro de los diez (10) días de producida la vacancia. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente sólo estará justificada en los casos de ausencia o impedimento del Presidente, por el plazo y de conformidad con lo establecido en el artículo anterior.

ARTICULO 29°.- Facultades. El Directorio se encuentra revestido de las más amplias facultades legales y estatutarias para la administración de la Sociedad. Tiene para ello facultades suficientes para realizar cualquier acto relacionado directa o indirectamente con el objeto social, incluso aquellos a los que se refieren los artículos 1880 y 1881 del Código Civil y el artículo 9 del Decreto-Ley 5965/63 y el artículo 55 del Decreto-Ley 4776/63. Los únicos actos que el Directorio no puede realizar son aquellos prohibidos por la Ley, o de otro modo limitados o prohibidos por estos Estatutos.

ARTICULO 30°.- Remuneración. Las remuneraciones de los miembros del Directorio serán fijadas por la Asamblea, debiendo ajustarse a lo dispuesto por el Artículo 261 de la Ley 19.550.

ARTICULO 31°.- ~~(a) Remoción de Directores. El accionista que hubiera designado uno o más directores titulares o suplentes tendrá el exclusivo derecho para remover, con o sin causa, los directores titulares o suplentes por él designados, y asimismo tendrá el derecho de designar un nuevo director titular o suplente según sea el caso, para así reemplazar al director que hubiera sido removido en su cargo.~~

~~(b)~~ Responsabilidad de los Directores. Los señores Directores responden ilimitada y solidariamente por el mal desempeño de su cargo, así como por la violación de la ley o el presente estatuto y por cualquier otro daño producido por dolo, abuso de facultades o culpa grave. Quedarán exentos de responsabilidad quienes, habiendo participado en la deliberación o resolución o habiendo tomado conocimiento de la misma, dejen constancia escrita de su protesta y dieren noticia al síndico, ello antes de que su responsabilidad se denuncie al directorio, al síndico, a la asamblea, a la autoridad competente, o se ejerza la acción judicial respectiva.

TITULO VII: DE LA FISCALIZACION.

ARTICULO 32°.- La fiscalización de la Sociedad será ejercida por una comisión fiscalizadora compuesta por tres (3) Síndicos Titulares que durarán un (1) ejercicio en sus funciones. También serán designados tres (3) Síndicos Suplentes que reemplazarán a los titulares en los casos previstos por el Artículo 291 de la Ley 19.550. Los Síndicos Titulares y Suplentes, cuyo mandato hubiese finalizado, permanecerán en sus cargos hasta tanto se designe a sus

reemplazantes. Dos Síndicos titulares y sus respectivos suplentes serán elegidos por los tenedores de acciones ordinarias Clase A y el restante titular y su suplente por los restantes tenedores de acciones ordinarias.

ARTICULO 33°.- Reuniones. La Comisión Fiscalizadora se reunirá por lo menos una (1) vez al mes; también podrá ser citada a pedido de cualquiera de sus miembros, dentro de los cinco (5) días de formulado el pedido al presidente de la Comisión Fiscalizadora o del Directorio, en su caso. Todas las reuniones deberán ser notificadas por escrito al domicilio que cada Síndico indique al asumir sus funciones. Las deliberaciones y resoluciones de la Comisión Fiscalizadora se transcribirán a un Libro de Actas, las que serán firmadas por los Síndicos presentes en la reunión. La Comisión Fiscalizadora sesionará con la presencia de sus tres (3) miembros y adoptará las resoluciones por mayoría de votos, sin perjuicio de los derechos conferidos por ley al Síndico disidente. Será presidida por uno de los Síndicos elegido por mayoría de votos, en la primera reunión de cada año. En dicha ocasión también se elegirá reemplazante para el caso de ausencia. Dicho presidente representa a la Comisión Fiscalizadora ante el Directorio. Las remuneraciones de los miembros de la Comisión Fiscalizadora serán fijadas por la Asamblea~~, debiendo ajustarse a lo dispuesto por el Artículo 261 de la Ley 19.550~~.

ARTICULO 34°.- Auditor Interno. El Auditor Interno tendrá las siguientes responsabilidades:

(i) evaluar y determinar el proceso de administración del riesgo comercial de la Sociedad, incluyendo la suficiencia de los medios generales de control y los controles en áreas específicas que impliquen un riesgo comercial y financiero significativos;

(ii) evaluar los principales informes financieros previo a la realización de presentaciones ante autoridades gubernamentales competentes o distribuciones internas~~, y participar en cualesquier Reuniones del Comité Financiero~~. Asimismo, evaluar y determinar recomendaciones relevantes de auditores externos relativas a informes financieros, controles, otras cuestiones y respuesta de la administración, así como opiniones de la administración y de auditores acerca de la calidad general de los informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios;

(iii) evaluar y determinar el sistema de controles internos de la Sociedad para detectar errores contables y de informes financieros, fraudes y malversaciones de fondos, violaciones a la ley e incumplimiento de políticas corporativas internas. Asimismo, dar particular énfasis a la suficiencia de controles internos relacionados con la exposición en informes sobre pagos, transacciones o procedimientos que pueden ser consideradas ilegales;

(iv) evaluar y determinar el plan anual de auditoría, incluyendo el presupuesto de dichos costos, y el desarrollo del proceso utilizado para llevar a cabo el plan anual de auditoría aprobado por el Directorio. Asimismo, evaluar y determinar el estado de las actividades de auditoría interna,

descubrimientos significativos, recomendaciones y respuestas de la administración;

(v) evaluar y recomendar cualesquier cambios relevantes en principios contables utilizados y la aplicación de tales cambios en informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios. Asimismo, determinar cuestiones y riesgos claves de informes financieros, determinar su impacto y potencial efecto en información financiera a ser publicada, procesos utilizados por la administración para abordar tales cuestiones, puntos de vista relacionados del auditor y el fundamento de sus conclusiones. Del mismo modo, evaluar y determinar conclusiones sobre trabajos de auditoría de fin de año o cualesquier otros trabajos de auditoría con anterioridad a la publicación de los estados financieros;

(vi) evaluar y determinar conflictos de interés significativos y transacciones entre partes vinculadas. Asimismo, monitorear el cumplimiento de la Política de Ética y Negocios de la Sociedad en conjunto con el gerente de recursos humanos.

TITULO VIII: BALANCES Y CUENTAS.-

ARTICULO 35°.- Ejercicio social. El ejercicio social cerrará el 31 de diciembre de cada año, a cuya fecha deben confeccionarse el Inventario, el Balance General, un Estado de Resultado, Estado de Evolución del Patrimonio Neto y la Memoria del Directorio, todos ellos de acuerdo con las prescripciones legales, estatutarias y normas técnicas vigentes en la materia.

ARTICULO 36°.- Utilidades. Las ganancias líquidas y realizadas se distribuirán de la siguiente forma:

a) No menos del cinco por ciento (5 %) y hasta alcanzar el veinte por ciento (20 %) del capital suscripto por lo menos, para reserva legal.

b) A remuneración de los integrantes del Directorio y a remuneración de la Comisión Fiscalizadora.

c) La suma que corresponda para satisfacer el dividendo acumulativo atrasado de acciones preferidas.

d) La suma para el pago del dividendo fijo de las acciones preferidas.

e) Pago de la participación correspondiente a los Bonos de Participación para el personal.

f) Las reservas voluntarias o previsiones que la Asamblea decida constituir.

g) El remanente que resultare se repartirá como dividendo de las acciones ordinarias, sin distinción de Clases.

ARTICULO 37°.- Pago de Dividendos. Los dividendos serán pagados a los accionistas en proporción a las respectivas integraciones dentro de los treinta (30) días corridos a partir de su aprobación en la Asamblea respectiva.

ARTICULO 38°.- Dividendos en efectivo. Los dividendos en efectivo aprobados por la Asamblea y no cobrados prescriben a favor de la Sociedad luego de transcurridos tres (3) años a partir de la puesta a disposición de los mismos. En tal caso, integrarán una reserva especial, de cuyo destino podrá disponer el Directorio.

ARTICULO 39°.- Dividendos en acciones. El derecho a percibir las acciones correspondientes a los dividendos en acciones y a la capitalización de reservas y saldos de revalúos prescriben en el mismo plazo indicado en la cláusula anterior a favor de la Sociedad. En este caso, las acciones serán puestas a la venta concediéndose derecho de preferencia a los demás accionistas en proporción a sus tenencias y con relación a la clase de acciones que cada uno posea. Los accionistas tendrán también derecho a acrecer, en el caso en que los demás no ejerzan su derecho de preferencia. El Directorio fijará los plazos, condiciones y modalidades del ejercicio del presente derecho, debiendo otorgar una publicidad adecuada al procedimiento. El producido de la venta integrará la reserva especial aludida en el punto anterior. Los derechos correspondientes a las acciones no percibidas quedarán suspendidos hasta tanto la Sociedad haya tomado razón de su enajenación.

ARTICULO 40°.- Suspensión de derechos. El último párrafo del artículo anterior se aplica también a los casos en que la Sociedad disponga el canje de los títulos valores en circulación, para los tenedores que no hayan retirado las nuevas acciones.

TITULO IX: DE LA LIQUIDACION DE LA SOCIEDAD.

ARTICULO 41°.- Liquidación. La liquidación de la Sociedad, originada en cualquier causa que fuere, se regirá por lo dispuesto en el Capítulo I, Sección XIII, Artículos 101 a 112 de la Ley 19.550.

ARTICULO 42°.- Liquidador. La liquidación de la Sociedad estará a cargo del Directorio o de los liquidadores que sean designados por la Asamblea, bajo la vigilancia de la Comisión Fiscalizadora.

ARTICULO 43°.- Liquidación; distribución. Cancelado el pasivo, incluso los gastos de liquidación, el remanente se repartirá entre todos los accionistas, sin distinción de clases o categorías, y en proporción a sus tenencias de la siguiente forma:

a) Será pagado el capital integrado de las acciones preferidas con preferencia en la devolución del importe integrado;

b) Será pagado el capital integrado de las acciones ordinarias y de las restantes acciones preferidas;

c) Serán pagados los dividendos fijos acumulativos de las acciones preferidas pendientes a la fecha;

d) El remanente se repartirá entre los accionistas en proporción a sus tenencias.

ARTÍCULO 44. Definiciones.

"Afiliada" significa, con respecto a cualquier Persona (como se define más abajo), cualquier otra Persona que directa o indirectamente controle a, esté controlada por o esté bajo control común con tal Persona. Para propósitos de esta definición, "control" significa la posesión, directa o indirectamente, del poder para dirigir o causar la dirección de la administración y políticas de una entidad, ya sea a través de la titularidad de acciones o de cualquier otro modo.

"Auditor Interno" significa el auditor interno designado y removido de acuerdo con las mayorías establecidas en el artículo 16 inciso (a)(xii).

"Compañía" y "Compañías" significa toda sociedad en la cual la Sociedad tenga participación.

"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de la Sociedad o de una Compañía.

"Funcionarios Jerárquicos" significarán el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.

"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.

"Reuniones Ordinarias" tiene el significado otorgado por el artículo 26 (a).

"Reuniones Extraordinarias" tiene el significado otorgado por el artículo 26 (b).

"Sociedad" significa CAMUZZI GAS DEL SUR S.A.

"Supermayoría de Accionistas" tiene el significado otorgado por el artículo 16 inciso (a) de estos Estatutos.

"Supermayoría Especial de Accionistas" tiene el significado otorgado por el artículo 16 inciso (b) de estos Estatutos.

"Supermayoría de Directorio" tiene el significado otorgado por el artículo 25 inciso (b) de estos Estatutos.

3

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BA
le Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N°. 052044

Se ha recibido de CAMUZZI GAS PAMPEANA SA.

la siguiente documentación art. 63 del reglamento de cotización el 30/6/01.

Observaciones

Buenos Aires, 26/7/01 a las 11.42 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO




Camuzzi
Gas Pampeana

Buenos Aires, 26 de julio de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Art. 63 del Reglamente de Cotización – Estados Contables al 30/06/01

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de informar en cumplimiento del art. 63 último párrafo del reglamento de la BCBA, lo siguiente:

En el día de la fecha el Directorio de la Sociedad resolvió por unanimidad, aprobar el Balance al 30 de junio de 2001, cuya información requerida en el último párrafo del art. 63 es la siguiente:

Patrimonio neto al 30/06/01	
Capital Suscripto – Acciones en circulación	$ 333.281.049,00.-
Ajuste de Capital	$ 36.771.980,00.-
Reserva Legal	$ 15.300.236,00.-
Otras reservas	$ 43.355.814,00.-
Resultados no asignados	$ 16.123.717,00.-
Total:	**$ 444.832.796,00.-**

Resultado del Período	
Resultado Ordinario (ganancia)	$ 11.305.732,00.-
Resultado Extraordinario	$ -
Total:	**$ 11.305.732,00.-**

Asimismo informamos a Uds. que la cantidad de 45.493.000 acciones ordinarias clase B y 859.855 acciones ordinarias clase C, cuyos porcentajes respecto al capital social son 13,65% y 0,2580% respectivamente, no pertenecen al accionista o grupo controlante.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

July 26, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Section 63 of the Listing Rules. Financial Statements as of June 30, 2001.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Avenida Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 48 91 22 40, for the purposes of informing, in compliance with the last paragraph of section 63 of the Rules of the BASE, that:

On the date hereof, the Company's Board of Directors unanimously approved the Balance Sheet as of June 30, 2001, which information, as required by the last paragraph of section 63, is as follows:

Shareholders' Equity as of June 30, 2001

Subscribed capital - Outstanding shares	Ps. 333,281,049.00
Capital adjustment	Ps. 36,771,980.00
Legal reserve	Ps. 15,300,236.00
Other reserves	Ps. 43,355,814.00
Unappropriated retained earnings	Ps. 16,123,717.00
Total	**Ps. 444,832,796.00**

Net income for the period

Ordinary income	Ps. 11,305,732.00
Extraordinary income/(loss)	--
Total	**Ps. 11,305,732.00**

Furthermore, we inform you that 45,493,000 Class B shares of common stock and 859,855 Class C shares of common stock, representing 13.65% and 0.2580%, respectively, of the capital stock, do not belong to the controlling shareholder or group.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTER114.CGP; November 6, 2001

4

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Gas Pampeana

0 1 6 2 5 3

Buenos Aires, 27 de julio de 2001

Señores
Comisión Nacional de Valores
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia debidamente certificada del acta de Comisión Fiscalizadora n° 64 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia debidamente suscripta en original del acta de Directorio N° 157 de fecha 25 de julio de 2001 por la que, asimismo , se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente

CNV024



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



CAMUZZI
GAS PAMPEANA S.A.



Camuzzi Gas Pampeana S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el *30 de junio de 2001*	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: Camuzzi Gas Pampeana S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 4 de julio de 1996
No. de inscripción en la Inspección General de Justicia: 11.674	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 86,091962%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
169.973.335	Ordinarias Escriturales Clase A	1	169.973.335	169.973.335
132.853.609	Ordinarias Escriturales Clase B	1	132.853.609	132.853.609
30.454.105	Ordinarias Escriturales Clase C	1	30.454.105	30.454.105
333.281.049			333.281.049	333.281.049

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	251.147	3.935.753
Inversiones	9.979.712	1.441.576
Créditos por Ventas (Nota 3.b)	78.620.194	71.586.925
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	633.371	730.498
Otros Créditos (Nota 3.c)	5.310.949	5.167.195
Bienes de Cambio (Anexo "F")	-	395.889
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	94.795.373	83.344.236
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 3.b)	18.612.840	856.906
Otros Créditos (Nota 3.c)	22.088.916	25.127.277
Bienes de Uso (Anexo "A")	508.334.416	505.128.157
Activos Intangibles	2.266.030	1.759.784
Otros Activos (Nota 3.d)	3.648.860	2.730.394
Total del activo no corriente	554.951.062	535.602.518
TOTAL DEL ACTIVO	649.746.435	618.946.754

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 3.e)	46.173.411	43.322.307
Préstamos (Nota 3.f)	107.994.696	10.750.004
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	1.441.866	1.946.944
Remuneraciones y Cargas Sociales (Nota 3.g)	3.202.488	2.990.615
Deudas Fiscales (Nota 3.h)	14.989.156	15.896.863
Otros Pasivos (Nota 3.l)	9.091.577	7.444.170
Previsiones	4.605.958	2.858.851
Total del pasivo corriente	187.499.152	85.209.754
PASIVO NO CORRIENTE		
Proveedores (Nota 3.e)	6.634.952	-
Préstamos (Nota 3.f)	-	79.443.000
Otros Pasivos (Nota 3.l)	10.779.532	10.720.648
Total del pasivo no corriente	17.414.484	90.163.648
TOTAL DEL PASIVO	204.913.636	175.373.402
Participación de Terceros en Sociedades Controladas	3	3
PATRIMONIO NETO	444.832.796	443.573.349
TOTAL DEL PASIVO Y PATRIMONIO NETO	649.746.435	618.946.754

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria

Estado de Resultados Consolidado

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

(Notas 1 y 2)

	30.06.01	30.06.00
	$	$
Ventas Netas (Nota 3.j)	168.205.121	156.958.066
Costo de Ventas (Anexo "F")	(133.434.107)	(122.807.399)
Ganancia Bruta	34.771.014	34.150.667
Gastos de Comercialización	(5.414.598)	(5.326.342)
Gastos de Administración	(11.649.754)	(9.151.771)
Ganancia Operativa	17.706.662	19.672.554
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 3.l)	555.282	(558.951)
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	2.363.148	2.324.812
Generados por Pasivos	(3.376.622)	(3.531.451)
Impuesto a las Ganancias	(5.942.741)	(7.405.669)
Participación de Terceros en Sociedades Controladas	3	2
Ganancia Ordinaria	11.305.732	10.501.297
Resultados Extraordinarios (Pérdida) (Nota 3.m)	-	(198.514)
Ganancia del Período	11.305.732	10.302.783

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver Informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	8.980.623	17.957.590
Aumento / (Disminución) de los fondos	1.209.335	(12.657.059)
Fondos al cierre del período	10.189.958	5.300.531
Orígenes de Fondos		
Ganancia ordinaria del período	11.305.732	10.501.297
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	10.887.145	10.367.204
-Amortización de Activos Intangibles	397.171	298.299
-Valor residual de bajas de Bienes de Uso	1.187.534	1.298.954
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	815.147	1.505.427
-Honorarios por Asistencia y Gestión Financiera	-	50.000
-Honorarios y gastos Soc. Art. 33 y Soc. relacionadas	267.112	235.066
-Contrato de Asistencia Técnica	1.597.408	1.446.054
-Variación Soc. Art. 33 y Sociedades relacionadas	-	1.652.198
-Intereses Devengados a Pagar	403.540	330.004
-Compras Devengadas y no Pagadas	48.581.090	38.683.459
-Provisión Impuesto a las Ganancias	5.942.741	7.405.669
-Provisión Impuesto al costo del endeudamiento empresario	405.737	600.637
-Provisión Impuesto a los Ingresos Brutos	3.341.798	3.365.951
-Aumento de Otros Pasivos	-	12.163
-Aumento Previsión Deudores Incobrables	609.715	901.557
-Aumento Previsión para Juicios	336.244	313.605
	74.772.382	68.466.247
Menos: partidas que no representan orígenes de fondos		
-Intereses devengados y no cobrados	(320.980)	(236.440)
-Recupero Previsión para Incobrables	(47.491)	-
-Recupero de Gastos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.067.638)	(741.712)
-Disminución de Otros Pasivos	-	(5.600)
-Ventas devengadas y no cobradas	(68.327.636)	(61.392.264)
-Ventas Soc. Art. 33 Ley N° 19550 y Soc. Relacionadas	-	(98.697)
	(69.763.745)	(62.474.713)
-Participación de Terceros en Sociedades Controladas	(3)	(2)
Fondos Originados en las Operaciones Ordinarias	16.314.366	16.492.829
(Pérdida) Extraordinaria del Período	-	(198.514)
Más: partidas que no representan erogación de fondos		
-Desvalorización de acciones Mercobank S.A.	-	198.514
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	16.314.366	16.492.829

...ado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.06.01	30.06.00
	$	$
Transporte	16.314.366	16.492.829
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	1.586.738	1.237.700
-Disminución de Otros Activos	472.694	-
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Otros Pasivos	555.079	-
-Aumento de Deudas Fiscales	4.243	-
-Aumento de Deudas Bancarias	27.832.916	10.062.293
-Variación de Créditos por Ventas	39.907.079	28.411.551
-Aumento de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	30	-
-Disminución Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	765.188	1.046.305
Total Otros Orígenes de Fondos	71.369.625	40.757.849
Total Orígenes de Fondos	87.683.991	57.250.678
Aplicaciones de Fondos		
-Disminución de Previsiones	(8.319)	(76.250)
-Aumento de Bienes de Cambio	-	(314.556)
-Aumento de Otros Créditos	(1.184.802)	(860.857)
-Disminución de Proveedores	(40.123.397)	(32.678.414)
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.322.453)	(582.077)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Remuneraciones y Cargas Sociales	(1.244.382)	(2.041.400)
-Adquisición de Bienes de Uso	(8.922.855)	(14.231.855)
-Altas de Activos Intangibles	(137.812)	(331.380)
-Disminución de Deudas Fiscales	(10.026.456)	(17.888.784)
-Disminución de Otros Pasivos	(9.144)	(902.164)
Total Aplicaciones de Fondos	(86.474.656)	(69.907.737)
Aumento / (Disminución) de los fondos	1.209.335	(12.657.059)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 245
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deber ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de junio de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los períodos finalizados en dichas fechas, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad Controlada I.V. Invergas S.A. al 30 de junio de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Las partidas no monetarias incluidas en los estados contables al 30 de junio de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas Pampeana S.A. para la elaboración de sus Estados Contables.

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la Sociedad Controlante han sido los siguientes:

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 2: (Continuación)

a) Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria de Distribuidora Gesell Gas S.A., se financian con la contribución de mejoras aplicable a los frentistas propietarios o titulares a título de dueños, de las parcelas correspondientes al ejido urbano de la localidad de Villa Gesell.

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación, se documenta a través de certificados de deuda los cuales son emitidos por Distribuidora Gesell Gas S.A. y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los Créditos por Contribución de Mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

Corrientes:

Al 30 de junio de 2000 corresponden a la planta de almacenamiento y vaporización de GLP de la Sociedad Controlada Distribuidora Gesell Gas S.A., la que fue desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

No Corrientes:

Se incluye la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 4). Asimismo, comprende los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas las obras mencionadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver nota 2.a)

c) Bienes de Uso

Se incluyen los Bienes de Uso de la Sociedad Controlada, Distribuidora Gesell Gas S.A., al inicio del período y las incorporaciones efectuadas con posterioridad y hasta el 30 de junio de 2001. Los Bienes de Uso de la Sociedad Controlada Distribuidora Gesell Gas S.A. transferidos al inicio del período incluyen la reexpresión hasta el 31 de agosto de 1995 mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del periodo a que corresponden, en ambos casos netas de sus depreciaciones acumuladas.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en tres años computados sobre base mensual.

e) Impuesto a las Ganancias e Impuesto a la Ganancia Mínima Presunta

La Sociedad Controlada determina el cargo contable por el Impuesto a las Ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

De acuerdo a lo establecido por la Ley N° 25.063 se estableció el Impuesto a la Ganancia Mínima Presunta por el término de diez ejercicios anuales. Este impuesto es complementario del Impuesto a las Ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el Impuesto a la Ganancia Mínima Presunta grava el uno por ciento de la renta potencial de ciertos activos, siendo la obligación fiscal de la Sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.06.01 $	30.06.00 $
Fondo Fijo	116.547	123.413
Bancos	134.600	3.812.340
Total Caja y Bancos	251.147	3.935.753

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	44.714.628	34.259.011
Subsidios a Cobrar	897.743	1.275.064
Consumos de Gas no Facturados	38.804.071	40.994.257
Créditos a Recuperar de Usuarios – Producer Price Index	3.910.593	3.963.309
Subtotal	88.327.035	80.491.641
Menos: Previsión para Deudores Incobrables	(9.706.841)	(8.904.716)
Total	78.620.194	71.586.925
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index	18.185.742	-
Subtotal	21.592.840	2.807.098
menos: Previsión para Deudores Incobrables	(2.980.000)	(1.950.192)
Total	18.612.840	856.906
Total Créditos por Ventas	97.233.034	72.443.831
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	3.381.184	3.388.706
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias	172.358	50.159
Anticipo Impuesto a las Ganancias	9.682	19.889
Créditos a Recuperar de Usuarios por Convenios	376.217	380.638
Gastos Pagados por Adelantado	388.694	304.541
Depósitos en Garantía	335.650	315.039
Créditos por Contribución de Mejoras (Nota 4)	369.866	286.752
Diversos	404.904	525.880
Subtotal	5.438.555	5.271.604
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(127.606)	(104.409)
Total - Transporte	5.310.949	5.167.195

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Transporte	5.310.949	5.167.195
- *No Corrientes*:		
Créditos a Recuperar art. 41 Ley 24.076	16.323.009	20.722.873
Créditos a Recuperar de Usuarios por Convenios	458.698	223.436
Créditos por Contribución de Mejoras (Nota 4)	5.888.606	4.650.002
Depósitos Judiciales	527.564	551.410
Gastos pagados por adelantado	214.994	71.687
Diversos	148.197	70.370
Subtotal	23.561.068	26.289.778
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.472.152)	(1.162.501)
Total	22.088.916	25.127.277
Total Otros Créditos	27.399.865	30.294.472

d) *Otros Activos*
- Corrientes:

	30.06.01 $	30.06.00 $
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y 4)	3.648.860	2.531.880
Certificados de Participación Clase "C" Mercobank S.A.	667.325	667.325
Acciones Mercobank S.A.	28.424	1.038.639
Subtotal	4.344.609	4.237.844
Menos:		
Previsión Desvalorización Acciones Mercobank S.A.	(28.424)	(840.125)
Previsión por Incobrabilidad Certificados de Participación Clase "C"	(667.325)	(667.325)
Subtotal	(695.749)	(1.507.450)
Total	3.648.860	2.730.394
Total Otros Activos	3.648.860	2.816.794

e) Proveedores
- Corrientes:

	30.06.01 $	30.06.00 $
Proveedores	4.961.460	6.691.548
Provisión Facturas a Recibir	39.739.194	35.215.375
Deudas a Pagar – Producer Price Index	1.472.757	1.415.384
Subtotal - Transporte	46.173.411	43.322.307

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Transporte	46.173.411	43.322.307
- No corrientes:		
Deudas a Pagar – Producer Price Index	6.634.952	-
Subtotal	6.634.952	-
Total Proveedores	52.808.363	43.322.307
f) Préstamos		
- Corrientes:		
Obligaciones Negociables	79.443.000	-
Deudas Bancarias	28.000.000	10.420.000
Adelantos en cuenta corriente	148.156	-
Intereses Devengados	403.540	330.004
Total	107.994.696	10.750.004
- No Corrientes:		
Obligaciones Negociables	-	79.443.000
Total	-	79.443.000
Total Préstamos	107.994.696	90.193.004
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	897.105	819.233
Provisión Vacaciones	1.745.205	1.520.334
Provisión Gratificaciones	520.000	561.132
Otros	40.178	89.916
Total Remuneraciones y Cargas Sociales	3.202.488	2.990.615
h) Deudas Fiscales		
Impuesto al Valor Agregado	4.575.843	4.023.320
Impuesto a los Ingresos Brutos	3.303.353	2.807.425
Impuesto a las Ganancias	2.350.519	2.190.796
Impuestos Provinciales	2.527.686	2.598.369
Tasas Municipales	1.246.312	1.254.198
Impuesto al Endeudamiento Empresario	405.737	600.637
Moratoria Impositiva	-	1.925.586
Impuesto a la Ganancia Mínima Presunta	57.387	50.159
Otros	522.319	446.373
Total Deudas Fiscales	14.989.156	15.896.863

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar	2.835.386	2.177.562
Consumidores por Depósitos en Garantía	132.614	150.162
Reintegros a trasladar por cargos adicionales de transporte	430.521	136.898
Otras Cuentas por Pagar	5.693.056	4.979.548
Total	9.091.577	7.444.170
- No Corrientes:		
Bonificaciones a Otorgar	10.204.481	10.719.648
Otras Cuentas por Pagar	575.051	1.000
Total	10.779.532	10.720.648
Total Otros Pasivos	19.869.814	18.164.818

Estado de Resultados

	30.06.01 $	30.06.00 $
j) Ventas Netas		
Ventas de Gas	171.895.355	160.586.585
Ventas de Otros Conceptos	2.069.180	1.605.811
Impuestos Directos sobre Ventas	(5.759.414)	(5.234.330)
Total Ventas Netas	168.205.121	156.958.066
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	2.249.303	2.280.481
Renta de Títulos y Acciones	111.486	42.956
Diversos	2.359	1.375
Total Resultados Financieros y por Tenencia	2.363.148	2.324.812
Generados por Pasivos		
Intereses financieros	(2.994.895)	(2.573.247)
Diversos	(381.727)	(958.204)
Total	(3.376.622)	(3.531.451)
Total Resultados Financieros y por Tenencia	(1.013.474)	(1.206.639)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: *(Continuación)*

	30.06.01 $	30.06.00 $
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	248.404	206.275
Resultado por Contribución de Mejoras	868.132	-
Comisiones por Cobranzas por Cuenta de Terceros	30.281	31.835
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	133.337	1.870
Total	1.327.645	239.980
Otros Egresos		
Multas y penalizaciones	(90.334)	(795.780)
Costo por Construcción de Red	(472.694)	-
Diversos	(209.335)	(3.151)
Total	(772.363)	(798.931)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	555.282	(558.951)
m) Resultados Extraordinarios		
Desvalorización acciones Mercobank S.A.	-	(198.514)
Total (Pérdida)	-	(198.514)

NOTA 4: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de junio de 2001. (Ver Nota 2.a).

Asimismo, se incluyen por $ 126.798 en el rubro Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período: Monto $	Depreciaciones: Del período: Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.704.935
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	9.066	-	147.052	476.837	494.969
Edificios	14.651.204	30.219	2.424.315	-	17.105.738	2.744.488	197.918	-	2.942.406	14.163.332	12.165.820
Instalaciones	7.924.206	52.747	-	-	7.976.953	1.455.811	131.584	-	1.587.395	6.389.558	8.557.006
Gasoductos	196.542.337	-	-	-	196.542.337	44.913.609	2.618.183	-	47.531.792	149.010.545	146.906.820
Ramales Principales y Secundarios	49.583.196	-	-	-	49.583.196	10.433.182	642.158	-	11.075.340	38.507.856	37.601.027
Redes de Distribución	276.592.284	3.033.481	304.759	-	279.930.524	63.938.505	4.376.655	-	68.315.160	211.615.364	203.955.132
Maquinarias y Equipos	4.336.005	183.237	-	(27.009)	4.492.233	999.253	125.377	(26.741)	1.097.889	3.394.344	3.152.982
Estaciones Reductoras	14.740.322	-	-	-	14.740.322	2.953.489	260.312	-	3.213.801	11.526.521	9.733.685
Equipos para Proceso	2.480.200	-	-	-	2.480.200	68.947	68.851	-	137.798	2.342.402	794.505
Rodados	8.406.799	52.428	-	(152.564)	8.306.661	5.429.070	474.184	(106.730)	5.796.524	2.510.137	2.211.051
Muebles y Útiles	2.137.002	78.822	-	-	2.216.824	763.575	74.158	-	837.733	1.379.091	1.344.921
Medidores para Gas	51.700.977	5.876	984.693	(422.000)	52.269.546	16.033.102	1.182.586	(275.607)	16.940.081	35.329.465	33.949.847
Cilindros para Gas	1.192	-	-	-	1.192	479	30	-	509	683	743
Obras en Curso	16.808.427	4.128.347	(2.268.995)	-	18.677.779	-	-	-	-	18.677.779	32.257.165
Equipos de Computación	8.219.994	133.872	-	-	8.353.866	6.864.131	411.782	-	7.275.913	1.077.953	1.664.441
Equipos de Comunicación	5.810.244	8.002	-	-	5.818.246	3.025.676	311.150	-	3.336.726	2.481.520	3.091.503
Mejoras sobre Inmueble de Terceros	30.460	-	-	-	30.460	5.777	3.151	-	8.928	21.532	27.834
Materiales en Almacenes	2.164.181	1.701.774	(984.693)	(995.039)	1.886.223	-	-	-	-	1.886.223	2.849.025
Anticipos a Proveedores	2.165.489	1.149.739	(470.079)	-	2.845.149	-	-	-	-	2.845.149	1.644.866
TOTAL AL 30.06.01	669.616.533	10.559.542	-	(1.596.612)	678.579.463	159.766.980	10.887.145	(409.078)	170.245.047	508.334.416	-
TOTAL AL 30.06.00	641.174.185	15.020.936	-	(1.589.278)	654.605.843	139.400.806	10.387.204	(290.324)	149.477.686	-	505.128.157

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Costo de Ventas Consolidado

Anexo "F"

	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	63.249.749	53.295.098
Compras de gas para procesamiento	566.147	3.529.952
Compras de capacidad de transporte para clientes	43.429.447	37.831.524
Compras de capacidad de transporte para procesamiento	261.220	1.754.623
Gastos Operativos		
Por ventas de gas a clientes	24.694.904	23.227.408
Por procesamiento de gas	986.982	3.483.350
Menos:		
Gas Natural (existencia al cierre del período)	-	(395.889)
COSTO DE VENTAS	133.434.107	122.807.399

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de junio de 2001 y 2000
(Notas 2 y 3)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	243.150	2.957.256
Inversiones (Anexo "D")	9.940.901	1.441.576
Créditos por Ventas (Nota 4.b)	78.393.528	71.153.408
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	2.221.182	898.589
Otros Créditos (Nota 4.c)	4.861.061	4.842.143
Bienes de Cambio (Anexo "F")	-	395.889
Total del activo corriente	95.659.822	81.688.861
ACTIVO NO CORRIENTE		
Inversiones (Nota 11 y Anexo "C")	6.526.051	6.457.672
Créditos por Ventas (Nota 4.b)	18.612.840	856.906
Otros Créditos (Nota 4.c)	17.669.612	21.636.926
Bienes de Uso (Anexo "A")	508.225.720	505.067.758
Activos Intangibles (Anexo "B")	2.107.550	1.626.043
Otros Activos (Nota 4.d)	-	198.514
Total del activo no corriente	553.141.773	535.843.819
TOTAL DEL ACTIVO	648.801.595	617.532.680

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.e)	46.113.932	42.759.599
Préstamos (Notas 4.f y 14)	107.846.540	10.750.004
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	1.441.866	1.946.944
Remuneraciones y Cargas Sociales (Nota 4.g)	3.202.488	2.990.615
Deudas Fiscales (Nota 4.h)	14.505.541	15.328.344
Otros Pasivos (Nota 4.I)	8.920.849	7.209.833
Previsiones (Anexo "E")	4.523.099	2.810.344
Total del pasivo corriente	186.554.315	83.795.683
PASIVO NO CORRIENTE		
Proveedores (Nota 4.e)	6.634.952	-
Préstamos (Notas 4.f y14)	-	79.443.000
Otros Pasivos (Nota 4.I)	10.779.532	10.720.648
Total del pasivo no corriente	17.414.484	90.163.648
TOTAL DEL PASIVO	203.968.799	173.959.331
PATRIMONIO NETO (Según estado respectivo)	444.832.796	443.573.349
TOTAL DEL PASIVO Y PATRIMONIO NETO	648.801.595	617.532.680

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CIA
(Socio)
C.P.C.E.C.F. To. 1 Fo. 7 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Estado de Resultados

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

(Notas 2 y 3)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 4.j)	168.056.287	156.910.088
Costo de Ventas (Anexo "F")	(133.280.903)	(122.201.783)
Ganancia Bruta	34.775.384	34.708.305
Gastos de Comercialización (Anexo "H")	(5.109.338)	(5.433.292)
Gastos de Administración (Anexo "H")	(11.542.193)	(9.207.462)
Ganancia Operativa	18.123.853	20.067.551
Resultados por Participación en Sociedades Controladas Ganancia/(Pérdida)	177.887	(131.166)
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 4.l)	108.029	(558.951)
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.k)	2.213.499	2.013.427
Generados por Pasivos (Anexo "H")	(3.374.795)	(3.530.149)
Impuesto a las Ganancias	(5.942.741)	(7.359.415)
Ganancia Ordinaria	11.305.732	10.501.297
Resultados Extraordinarios (Pérdida) (Nota 4.m y 10)	-	(198.514)
Ganancia del Período	11.305.732	10.302.783

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LÓPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Alfonso de Laferrere
por Comisión Fiscalizadora

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 7)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	8.128.223	433.270.566
• Resultado del período de seis meses - Ganancia	-	-	-	-	-	10.302.783	10.302.783
Saldos al 30.06.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	18.431.006	443.573.349
• Resolución de la Asamblea General Ordinaria del 11.07.00: -Reserva Legal	-	-	-	1.561.411	-	(1.561.411)	-
• Distribución dispuesta por Acta de Directorio del 30.10.00: -Dividendos en efectivo	-	-	-	-	-	(8.566.812)	(8.566.812)
• Afectación de Reserva Facultativa (Nota 15)	-	-	-	-	515.166	-	515.166
• Resultado del período complementario de seis meses - Ganancia	-	-	-	-	-	19.500.397	19.500.397
Saldos al 01.01.01	333.281.049	36.771.980	370.053.029	13.810.077	43.355.814	29.803.180	457.022.100
• Resolución de la Asamblea General Ordinaria del 19.03.01: -Reserva Legal	-	-	-	1.490.159	-	(1.490.159)	-
-Dividendos en efectivo	-	-	-	-	-	(23.495.036)	(23.495.036)
• Resultado del período de seis meses - Ganancia	-	-	-	-	-	11.305.732	11.305.732
Saldos al 30.06.01	333.281.049	36.771.980	370.053.029	15.300.236	43.355.814	16.123.717	444.832.796

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	8.927.500	15.038.769
Aumento / (Disminución) de los fondos	1.215.650	(10.716.735)
Fondos al cierre del período	10.143.150	4.322.034
Orígenes de Fondos		
Ganancia ordinaria del período	11.305.732	10.501.297
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	10.875.149	10.356.702
-Amortización de Activos Intangibles	369.010	270.802
-Valor residual de bajas de Bienes de Uso	1.179.639	1.295.461
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	815.147	1.505.427
-Honorarios por Servicios de Asistencia y Gestión Financiera	-	50.000
-Honorarios y gastos Sociedades Art. 33 y Sociedades Relacionadas	267.112	235.066
-Contrato de Asistencia Técnica	1.597.408	1.446.054
-Variación Sociedades Art. 33	-	1.558.203
-Intereses Devengados a Pagar	403.540	330.004
-Compras Devengadas y no Pagadas	48.573.185	38.566.802
-Provisión Impuesto a las Ganancias	5.942.741	7.359.415
-Provisión Impuesto al costo del endeudamiento empresario	405.737	600.637
-Provisión Impuesto a los Ingresos Brutos	3.328.953	3.338.766
-Resultado por participación en Sociedades Controladas - Pérdida	-	131.166
-Aumento Previsión Deudores Incobrables	369.251	845.653
-Aumento Previsión para Juicios	336.244	313.605
	74.463.116	68.203.783
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.220.545)	(857.402)
-Resultado por participación en Sociedades Controladas - Ganancia	(177.887)	-
-Ventas devengadas y no cobradas	(68.052.689)	(61.035.996)
-Ventas Sociedades Art. 33 Ley N° 19550 y Sociedades Relacionadas	-	(98.697)
	(69.451.121)	(61.992.095)
Fondos Originados en las Operaciones Ordinarias	16.317.727	16.712.985
(Pérdida) Extraordinaria del período	-	(198.514)
Más: partidas que no representan erogación de fondos		
- Desvalorización de acciones Mercobank S.A.	-	198.514
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	16.317.727	16.712.985

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01	30.06.00
	$	$
Transporte	16.317.727	16.712.985
Otros Origenes de Fondos		
-Aumento de Otros Pasivos	555.079	-
-Disminución de Bienes de Cambio	245.658	-
-Disminución de Otros Créditos	1.274.141	1.175.183
-Aumento de Deudas Bancarias	27.684.760	10.062.293
-Variación de Créditos por Ventas	39.554.686	28.116.572
-Disminución Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	704.763	1.298.488
Total Otros Origenes de Fondos	70.019.087	40.652.536
Total Origenes de Fondos	86.336.814	57.365.521
Aplicaciones de Fondos		
-Aumento de Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(490.000)	-
-Aumento dé Bienes de Cambio	-	(314.556)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Previsiones	(8.319)	(76.250)
-Disminución de Proveedores	(39.553.730)	(32.391.690)
-Disminución de Deudas Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.322.453)	(582.077)
-Disminución de Remuneraciones y Cargas Sociales	(1.244.382)	(2.041.400)
-Adquisición de Bienes de Uso	(8.889.735)	(14.166.462)
-Altas de Activos Intangibles	(91.052)	(239.511)
-Disminución de Deudas Fiscales	(10.026.456)	(17.515.064)
-Disminución de Otros Pasivos	-	(755.246)
Total Aplicaciones de Fondos	(85.121.164)	(68.082.256)
Aumento / (Disminución) de los fondos	1.215.650	(10.716.735)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y, al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 5, 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 2: (Continuación)

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a:

- Acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.
- Al 30 de junio de 2000, a depósitos a plazo fijo, los cuales fueron valuados a su monto original más los intereses devengados al cierre del período.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

No Corrientes:

La inversión en la Sociedad Controlada I.V. Invergas S.A., de la cual se posee el 99,999972% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 11).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: I.V. Invergas S.A.
Fecha de cierre del ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de junio de 2001
Fecha del informe del auditor externo: 25 de julio de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas Pampeana S.A.: 99,999972%
Patrimonio Neto al 30.06.01 de I.V. Invergas S.A.: $ 6.664.297

d) Créditos a recuperar de los usuarios

Corresponden a créditos que surgen de convenios con Provincias, Municipios, y otras entidades a recuperar de los usuarios que se encuentran actualmente incorporados a la red, y de los que se incorporen en el futuro a las redes instaladas bajo los términos de estos convenios y están pactados en metros cúbicos de gas. Dichos créditos han sido valuados a la tarifa promedio del gas distribuido.

e) Bienes de Cambio

Al 30 de junio de 2000 se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Otros Activos

Al 30 de junio de 2000 incluye acciones y bonos Clase "C" del Mercobank S.A. recibidos en cancelación de los fondos depositados en el Banco de Crédito Provincial S.A. al momento de su suspensión, según se menciona en la Nota 10 a los Estados Contables. Estos activos se valuaron a su valor estimado de recupero.

g) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporación a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta en base a la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de junio de 2001 y 2000 a $ 1.028.548 y $ 1.259.655 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

h) Activos Intangibles

Corresponden a la adquisición de software de computación y a gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo incurrido reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del ejercicio a que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

i) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de ~~precios mayoristas nivel general hasta el 31~~ de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período a que corresponden.

j) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

k) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

l) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

m) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D – Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

n) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral	30.06.01 $	30.06.00 $
a) Caja y Bancos		
Fondo Fijo	108.550	120.913
Bancos (Anexo "G")	134.600	2.836.343
	243.150	2.957.256
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	44.518.814	33.870.953
Subsidios a Cobrar	897.743	1.275.064
Consumos de Gas no Facturados	38.746.707	40.877.617
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 19)	3.866.932	3.963.309
Subtotal	88.030.196	79.986.943
menos: Previsión para Deudores Incobrables (Anexo "E")	(9.636.668)	(8.833.535)
Total	78.393.528	71.153.408
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 19)	18.185.742	-
Subtotal	21.592.840	2.807.098
menos: Previsión para Deudores Incobrables (Anexo "E")	(2.980.000)	(1.950.192)
Total	18.612.840	856.906
Total Créditos por Ventas	97.006.368	72.010.314

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar de Usuarios (Nota 3.d)	376.217	380.638
Gastos Pagados por Adelantado	388.694	304.541
Depósitos en Garantía	335.650	315.039
Créditos a Recuperar art. 41 Ley 24.076 (Nota 16.b.)	3.381.184	3.388.706
Diversos	379.316	453.219
Total	4.861.061	4.842.143
- No Corrientes:		
Créditos a Recuperar de Usuarios (Nota 3.d)	458.698	223.436
Créditos a Recuperar art. 41 Ley 24.076 (Nota 16.b.)	16.323.009	20.722.873
Depósitos Judiciales	527.564	551.410
Gastos pagados por adelantado	214.994	71.687
Diversos	145.347	67.520
Total	17.669.612	21.636.926
Total Otros Créditos	22.530.673	26.479.069
d) Otros Activos		
Certificados de Participación Clase "C" Mercobank S.A.(Nota 10)	667.325	667.325
Acciones Mercobank S.A. (Nota 10)	28.424	1.038.639
Subtotal	695.749	1.705.964
Menos:		
Previsión Desvalorización Acciones Mercobank S.A. (Nota 10 y Anexo "E")	(28.424)	(840.125)
Previsión por Incobrabilidad Certificados de Participación Clase "C" (Nota 10 y Anexo "E")	(667.325)	(667.325)
Subtotal	(695.749)	(1.507.450)
Total Otros Activos	-	198.514

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
e) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	4.918.127	6.128.840
Provisión Facturas a Recibir	39.739.194	35.215.375
Deudas a Pagar – Producer Price Index (Nota 19)	1.456.611	1.415.384
Total	46.113.932	42.759.599
- No Corrientes:		
Deudas a Pagar – Producer Price Index (Nota 19)	6.634.952	-
Total	6.634.952	-
Total Proveedores	52.748.884	42.759.599
f) Préstamos		
-Corrientes:		
Obligaciones Negociables (Anexo "G")	79.443.000	-
Deudas bancarias (Anexo "G")	28.000.000	10.420.000
Intereses Devengados (Anexo "G")	403.540	330.004
Total	107.846.540	10.750.004
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	79.443.000
Total	-	79.443.000
Total Préstamos	107.846.540	90.193.004
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	897.105	819.233
Provisión Vacaciones	1.745.205	1.520.334
Provisión Gratificaciones	520.000	561.132
Otros	40.178	89.916
Total Remuneraciones y Cargas Sociales	3.202.488	2.990.615

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
h) Deudas Fiscales		
Impuesto al Valor Agregado	4.167.167	3.565.258
Impuesto a los Ingresos Brutos	3.290.508	2.780.240
Impuesto a las Ganancias	2.350.519	2.161.368
Impuestos Provinciales	2.522.979	2.594.684
Tasas Municipales	1.246.312	1.254.198
Impuesto al Costo del Endeudamiento Empresario	405.737	600.637
Moratoria Impositiva (Nota 16.b)	-	1.925.586
Otros	522.319	446.373
Total Deudas Fiscales	14.505.541	15.328.344
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 15)	2.835.386	2.177.562
Consumidores por Depósito en Garantía	131.464	147.681
Reintegros a trasladar por cargos adicionales de transporte	430.521	136.898
Otras Cuentas por Pagar	5.523.478	4.747.692
Total	8.920.849	7.209.833
- No Corrientes:		
Bonificaciones a Otorgar (Nota 15)	10.204.481	10.719.648
Otras Cuentas por Pagar	575.051	1.000
Total	10.779.532	10.720.648
Total Otros Pasivos	19.700.381	17.930.481

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
Estado de Resultados		
j) Ventas Netas		
Ventas de Gas	171.732.903	160.525.779
Ventas de Otros Conceptos	2.049.305	1.597.556
Impuestos Directos sobre Ventas	(5.725.921)	(5.213.247)
Total Ventas Netas	168.056.287	156.910.088
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	2.100.915	1.993.926
Renta de Títulos y Acciones	111.486	18.758
Diversos	1.098	743
Total Resultados Financieros y por Tenencia	2.213.499	2.013.427
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	248.404	206.275
Comisiones por Cobranzas por Cuenta de Terceros	30.281	31.835
Diversos	128.925	1.870
Total	407.610	239.980
Otros Egresos		
Multas y penalizaciones	(90.334)	(795.780)
Diversos	(209.247)	(3.151)
Total (Pérdida)	(299.581)	(798.931)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	108.029	(558.951)
m) Resultados Extraordinarios		
Desvalorización de acciones del Mercobank S.A.	-	(198.514)
Total (Pérdida)	-	(198.514)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de las colocaciones de fondos, créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	52.370.684	819.426	1.366.563
2do. Trimestre	-	-	-	938.051
3er. trimestre	-	-	-	949.969
4to. trimestre	-	-	-	894.611
Más de 1 año	-	-	-	16.676.949
Subtotal	-	52.370.684	819.426	20.826.143
De plazo vencido	-	22.583.011	1.401.756	-
Sin plazo establecido	9.940.901	22.052.673	-	1.704.530
Total	9.940.901	97.006.368	2.221.182	22.530.673
Que no devengan interés	9.940.901	55.777.980	961.182	2.826.480
A tasa fija	-	22.052.673	1.260.000	19.704.193
A tasa variable	-	19.175.715	-	-
Total al 30.06.01	9.940.901	97.006.368	2.221.182	22.530.673
Total al 30.06.00	1.441.576	72.010.314	898.589	26.479.069

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	43.139.065	28.076.941	1.441.866	937.283	12.155.022	3.872.379	-
2do. trimestre	-	79.769.599	-	-	-	-	-
3er. Trimestre	-	-	-	-	-	-	-
4to. trimestre	-	-	-	520.000	2.350.519	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	43.139.065	107.846.540	1.441.866	1.457.283	14.505.541	3.872.379	-
De plazo vencido	1.518.256	-	-	-	-	-	-
Sin plazo establecido	8.091.563	-	-	1.745.205	-	15.828.002	4.523.099
Total	52.748.884	107.846.540	1.441.866	3.202.488	14.505.541	19.700.381	4.523.099
Que no devengan interés	44.657.321	403.540	1.441.866	3.202.488	14.501.034	19.700.381	4.523.099
A tasa fija	8.091.563	107.443.000	-	-	4.507	-	-
A tasa variable	-	-	-	-	-	-	-
Total al 30.06.01	52.748.884	107.846.540	1.441.866	3.202.488	14.505.541	19.700.381	4.523.099
Total al 30.06.00	42.759.599	90.193.004	1.946.944	2.990.615	15.328.344	17.930.481	2.810.344

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: OPERACIONES CON SOCIEDADES ART. 33 LEY N° 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia/(Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas del Sur S.A.		
- Ventas de gas propano	370.557	569.962
- Servicios administrativos y de personal	2.440.398	1.967.019
- Servicio de asistencia para transporte de gas natural	323.267	98.827
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(1.747.408)	(1.446.054)
- Servicios de mantenimiento de sistemas informáticos	-	(4.080)
- Recupero de gastos por asesoramiento administrativo financiero	276.224	111.131
- Servicios por asesoramiento administrativo financiero	(10.618)	(36.369)
- Ingresos por alquileres	200.550	200.550
- Recupero de gastos administrativos	13.379	42.057
Sodigas Sur S.A.		
- Recupero de gastos por asesoramiento administrativo financiero	22.005	22.010
Sodigas Pampeana S.A.		
- Servicios de asistencia y gestión financiera	(300.000)	(300.000)
- Recupero de gastos por asesoramiento administrativo financiero	28.215	28.010
Aguas de Laprida S.A.		
- Servicios administrativos y de personal	24.751	10.104
IEBA S.A.		
- Servicios Administrativos	66.564	21.477
EDEA S.A.		
- Ventas de gas	3.112	2.941
- Compras de energía	(31.837)	(29.322)
- Servicios de mantenimiento de sistemas informáticos	42.000	-
Aguas de Balcarce S.A.	-	
- Servicios administrativos y de personal	23.783	-
- Ingreso por Alquileres	2.400	2.400

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 6: (Continuación)

	30.06.01 $	30.06.00 $
I.V. Invergas S.A.		
- Recupero de gastos de administración	-	1.874
- Servicios administrativos y de personal	1.890	80
Distribuidora Gesell Gas S.A.		
- Recupero gastos de administración	6.669	102.996
- Servicios Administrativos y de Personal	142.586	135.650
- Venta de gas natural	163.651	156.682
- Diversos	50.935	-
Central Piedrabuena S.A. (1)		
- Venta de gas	-	922.669
Otras Operaciones		
Sodigas Pampeana S.A.		
- Dividendos	(20.227.337)	-
Camuzzi Gas del Sur S.A.		
- Diversos	87.412	43.534
Aguas de Balcarce S.A.		
- Diversos	371	881
Camuzzi Gazometri S.p.A.		
- Diversos	255	-
Distribuidora Gesell Gas S.A.		
- Venta de Materiales de Almacén	28.094	14.750
- Préstamos	490.000	-
- Diversos	-	544
Créditos		
- EDEA S.A.	17.540	-
- Edersa S.A.	20.839	20.839
- IEBA S.A.	93.834	76.757
- Camuzzi Gas del Sur S.A.	349.658	605.425
- Aguas de Laprida S.A.	11.838	2.038
- Sodigas Sur S.A.	55.023	22.010
- Distribuidora Gesell Gas S.A.	1.577.876	160.325
- I.V. Invergas S.A.	9.935	7.766
- Sodigas Pampeana S.A.	70.128	-
- Aguas de Balcarce S.A.	14.511	3.429
Total	2.221.182	898.589

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (Continuación)

	30.06.01 $	30.06.00 $
Deudas		
- Camuzzi Argentina S.A.	1.441.866	1.912.358
- EDEA S.A.	-	2.096
- Sodigas Pampeana S.A.	-	32.490
Total	1.441.866	1.946.944

(1) El día 2 de junio de 2000 Camuzzi Argentina S.A. vendió su participación en Central Piedrabuena S.A., dejando de ser esta última una sociedad vinculada con Camuzzi Gas Pampeana S.A.

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	261.660.239	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	06.09.93
Inscripto, Suscripto e Integrado	71.608.810	19.04.94	Asamblea Ordinaria de Accionistas	14.09.94

NOTA 8: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 9: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

NOTA 10: CREDITOS A RECUPERAR BANCO MERCOBANK S.A.

El Banco Central de la República Argentina (BCRA) dispuso el 5 de enero de 2001 la reestructuración del Mercobank en los términos del artículo 35 bis de la ley de Entidades Financieras. Como consecuencia de ello, se excluyeron activos y pasivos y se transfirieron las sucursales a un grupo de bancos.

En la Asamblea de Accionistas del Mercobank S.A., celebrada el 5 de febrero de 2001, se dispuso una reducción del capital social del orden del 92,94% aproximadamente, con el fin de absorber las pérdidas al 30 de noviembre de 2000.

Teniendo en cuenta su dudosa recuperabilidad, al 30 de junio de 2001 se encuentra previsionado el 100 % del valor de los certificados clase "C", como así también el 100 % del valor de las acciones en poder de la Sociedad.

NOTA 11: INVERSIONES NO CORRIENTES

El 28 de mayo de 1999 la Sociedad adquirió el 100% de las acciones correspondientes a I.V. Invergas S.A., siendo esta propietaria del 100% de las acciones y votos de Distribuidora Gesell Gas S.A., quien posee la concesión para la subdistribución de gas en el éjido urbano de la ciudad de Villa Gesell, Provincia de Buenos Aires.

A la fecha de los presentes Estados Contables, la participación de la Sociedad en I.V. Invergas S.A. representa el 99,999972 % de su capital social.

NOTA 12: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 37.110.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: VENTAS DE LIQUIDOS

De acuerdo con lo exigido por el Ente Nacional Regulador del Gas (ENARGAS) en su nota Nº 3299 del 26 de octubre de 1994, se exponen a continuación las ventas de líquidos y sus respectivos costos para el período finalizado el 30 de junio de 2001:

Ventas netas:	$ 4.017.870
Costos Directos de Ventas:	$ 1.141.466

NOTA 14: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas del Sur S.A., Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado Nº 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la Serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas del Sur S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:
- Valor nominal: U$S 130.000.000.
- Porcentaje correspondiente a Camuzzi Gas Pampeana S.A.: 61,11%.
- Tasa de interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
- Precio: 99,80 %.
- Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas del Sur S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros, para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales gravámenes, excepto por:

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 14: (Continuación)

i)Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida, o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación, o gravámenes sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que: (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen, (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que presentado el descargo: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado su descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado su descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable, que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (Continuación)

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no podrán incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease - Back*, sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas, o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (Continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción: (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

NOTA 15: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de junio de 2001 y 2000 fueron las siguientes:

	30.06.01 $	30.06.00 $
• Con contraprestación	1.636.687	820.850

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 268/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la resolución del ENARGAS N° 356 del 22 de agosto de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última resolución, en lo que respecta a las redes transferidas a título no oneroso, la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar a los usuarios en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 356/96 y 422/96 y Nota N° 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 1,7 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 4,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los terceros usuarios el monto a contraprestar.

NOTA 16: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 21,7 millones en concepto de mayor impuesto y $ 40,3 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna, durante los periodos 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. La DGI procedió a contestar dicho recurso. El 9 de noviembre de 2000 se presentó la pericia contable, que fuera ampliada con fecha 15 de febrero de 2001, quedando a la espera del pronunciamiento de dicho Tribunal.

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 16: (Continuación)

a.2. Deudores Incobrables

Con fecha 24 de enero de 2001, la Administración Federal de Ingresos Públicos notificó la determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995, como consecuencia del tratamiento otorgado por la Sociedad a los deudores incobrables. El Fisco no acepta la deducción practicada por la Sociedad en concepto de Deudores Incobrables Residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millones en concepto de mayor impuesto y $ 1,9 millones en concepto de intereses y multas. Con fecha 15 de febrero de 2001 la Sociedad presentó Recurso de Apelación por ante el Tribunal Fiscal de la Nación.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Ingresos Brutos – Provincia de Buenos Aires

La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11808, al cual oportunamente se había acogido para regularizar la deuda por impuesto originada en el cambio de criterio tributario dispensado por la Provincia de Buenos Aires, en cuanto a que el impuesto debe liquidarse sobre el total de la venta y no sobre el margen de distribución. Al 30 de junio de 2001, el crédito a recuperar autorizado a trasladar a tarifa según Resolución N° 544/97 de ENARGAS, asciende a $ 19.704.193, que ha sido expuesto dentro de los rubros "Otros créditos corrientes" por el importe de $ 3.381.184 y en "Otros créditos no corrientes" por el importe de $ 16.323.009.

Mediante la Nota N° 4107 del 8 de octubre de 1999, el ENARGAS comunicó a la Sociedad que debía efectuarse un nuevo cálculo del crédito a recuperar por aplicación de la Resolución N° 544/97, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. La Sociedad interpuso Recurso de Reconsideración y Alzada en subsidio. Con fecha 18 de abril de 2000, la Sociedad recibió la Resolución N° 1665 del ENARGAS comunicando que se ha rechazado el Recurso de Reconsideración interpuesto por la Sociedad, y ha remitido a la Dirección General de Asuntos Jurídicos del Ministerio de Economía de la Nación el Recurso de Alzada presentado.

En opinión de la Sociedad, la situación antes mencionada no originará pérdidas futuras que afecten los Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

c. Tasas Municipales

Ocupación del subsuelo

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de La Plata, Provincia de Buenos Aires: por $ 4,0 millones, que incluye intereses y multas. A la fecha de los presentes Estados Contables, la Sociedad no ha recibido respuesta al descargo presentado.

Municipalidad de General Pueyrredón, Provincia de Buenos Aires: por $ 8,9 millones que incluye intereses y recargos, por los períodos 1998 a 2000. A la fecha de los presentes Estados Contables la Municipalidad no ha resuelto el Recurso de Reconsideración presentado por la Sociedad.

Municipalidad de Coronel Dorrego, Provincia de Buenos Aires: por $ 0,6 millones de los períodos 1996 a 2000. A la fecha de los presentes Estados Contables la Sociedad ha presentado el descargo previsto en la Ordenanza Fiscal, sin que se haya recibido respuesta.

Otras

Municipalidad de Necochea: La Sociedad ha recibido un reclamo por el pago de la Tasa para fondo Permanente de Turismo correspondiente a los períodos febrero de 1993 a febrero de 1999. El monto del reclamo asciende a $ 0,1 millones, monto que incluye intereses. En respuesta al reclamo, la Sociedad ha presentado Recurso de Revocatoria y Recurso Jerárquico en subsidio. Hasta la fecha de los presentes Estados Contables la Municipalidad no se ha expedido.

En opinión de la Sociedad, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: *(Continuación)*

c. Impuesto de Sellos

Provincia del Neuquén:

d.1. La Dirección de Rentas del Neuquén corrió vista definitiva a Camuzzi Gas del Sur S.A. por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas por la Sociedad conjuntamente con Camuzzi Gas del Sur S.A., y ordenes de compra a proveedores por la suma total del impuesto, que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista, la que hasta el momento no ha sido resuelta.

Al 30 de junio de 2001 la Sociedad mantiene contabilizada una previsión de $ 1.5 millones por este concepto.

d.2. Con fecha 3 de abril de 2001 la Dirección General de Rentas de la Provincia ha notificado una reliquidación del impuesto, por igual importe al que oportunamente determinara, respecto del Impuesto de Sellos, por la suma de $ 6,1 millones en concepto de impuesto total y $ 18,3 correspondiente al total de la multa, derivada de contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. con fecha anterior a la de la toma de posesión, a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E., considerando que de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del Estado S.E. o el Estado Nacional. La Sociedad ha presentado Recurso de Apelación conforme lo previsto en el Código Fiscal de la Provincia, el cual no ha sido resuelto hasta la fecha de los presentes Estados Contables.

d.3. Con fecha 22 de marzo de 2001 la D.G.R. notificó a la Sociedad, en carácter de responsable solidario, la resolución por la que reclama un total de 1,2 millones en concepto de impuesto y $ 3,7 millones en concepto de multa (50% a cargo de la Sociedad).
Con fecha 6 de Abril de 2001, la Sociedad interpuso Recurso de Reconsideración. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta al recurso interpuesto.

Provincia de Santa Cruz:

d.4. A la fecha de los presentes Estados Contables la Subsecretaría de Recursos Tributarios de la Provincia no ha respondido al descargo presentado por la Sociedad como consecuencia del corrimiento de vista de liquidaciones administrativas por el impuesto determinado sobre ofertas irrevocables de compra/venta de gas, firmados en forma conjunta con Camuzzi Gas del Sur S.A. El monto total de impuesto liquidado asciende aproximadamente a $ 1,5 millones (50% a cargo de las Sociedades).

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

La Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes estados contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara.

Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 1,1 en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Asimismo la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a los contratos transferidos por Gas del Estado S.E., celebrados con Transportadora de Gas del Sur S.A., entre los cuales, se incluye un contrato correspondiente a Camuzzi Gas del Sur S.A. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos notificara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 0,2 en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Provincia de Río Negro:

d.5. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de abril de 2001, T.G.S. S.A. ha comunicado a la Sociedad el rechazo del recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando habilitada la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a efectos de discutir la cuestión en sede judicial, deberá depositar indefectiblemente el monto total de la pretensión fiscal.

A la fecha de los presentes estados contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 15,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 5,0 millones corresponden a impuesto y $ 10,1 millones a multas.

NOTA 16: (Continuación)

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazc del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago de: impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, informando que posteriormente presentó el correspondiente Recurso Administrativo de Alzada. A la fecha de los presentes estados contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 2,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 1,05 millones corresponden a impuesto y $ 1,05 millones a multa; montos que la Sociedad en caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en el punto d.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

e. Aspectos Regulatorios

Municipalidad de Santa Rosa y General Pico, Provincia de La Pampa: El ENARGAS mediante resolución N° 1703, resolvió que la Sociedad debía devolver a los usuarios de los municipios de Santa Rosa y General Pico los importes que les fueron facturados en concepto de Tasa de Ocupación de Espacio Público, durante el período enero de 1996 a febrero de 2000, debido a que dicha tasa fue derogada en ambos municipios, cuando los usuarios de la Provincia de La Pampa fueron incorporados al "Régimen Nacional de Tarifas Subsidiadas". La suma reclamada ascendía aproximadamente a $ 1,35 millones más la suma de 9,5% anual de interés.

La Sociedad consideró que el importe que efectivamente correspondía devolver era el correspondiente al período enero de 1996 a diciembre de 1997, entendiendo que los ajustes posteriores habían sido contemplados en la revisión quinquenal de tarifas vigente a partir del 1° de enero de 1998, y sobre esa base cuestionó ante el Ministerio de Economía las sumas correspondientes a partir del 1° de enero de 1998.

Al 31 de diciembre de 2000 la Sociedad había devuelto a los usuarios en forma efectiva aproximadamente $ 0.8 millones y había provisionado aproximadamente $ 0,1 millones, suma que representaba el saldo pendiente de devolución, remanente del total que corresponde al periodo enero de 1996 hasta diciembre de 1997.

Con el fin de evitar imputaciones y sanciones, y sin perjuicio de encontrarse pendiente de resolución el reclamo deducido según lo indicado en el párrafo segundo, durante el mes de mayo de 2001 la Sociedad planteó al ENARGAS una metodología de reintegro de los importes, que según la opinión del ENARGAS habrían sido facturados en exceso, para el periodo enero de 1998 a febrero de 2000. El monto total remanente a devolver alcanza a $ 1,2 millones y fue imputado como pérdida en el presente periodo.

Se prevé completar los reintegros durante el segundo semestre del ejercicio.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos, ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas Pampeana S.A. por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

A la fecha de los presentes Estados Contables, las partes han presentado los alegatos correspondientes y el Juez se encuentra en plazo para proceder al dictado de la sentencia. El agente fiscal ha intimado al actor a abonar la tasa de justicia correspondiente.

La Sociedad oportunamente constituyó una previsión para hacer frente al reclamo por $ 0,2 millones, monto que se considera suficiente para cubrir el reclamo en cuestión.

NOTA 17: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 468, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas Pampeana S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K, los que una vez analizados por el ENARGAS fueron aprobados a fines del mes de octubre del año 1997 para la subzona La Pampa Norte, y comenzaron a regir a partir del segundo semestre de 1998.

Paralelamente, el ENARGAS definió un factor de eficiencia (X) de 4,5% para Camuzzi Gas Pampeana S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio.

NOTA 18: VENTA DEL PAQUETE ACCIONARIO DEL PROGRAMA DE PROPIEDAD PARTICIPADA

Durante el mes de septiembre de 1999, el Comité Ejecutivo del Programa de Propiedad Participada resolvió poner en venta la totalidad de su tenencia accionaria en la Sociedad. Con fecha 13 de diciembre de 1999 se realizó la apertura de las ofertas, resultando adjudicataria Camuzzi Argentina S.A.. Con fecha 27 de marzo de 2000 se transfirieron 29.594.250 acciones a Camuzzi Argentina S.A. y 859.855 acciones al Banco de la Nación Argentina (dominio fiduciario), estas últimas pertenecientes a los empleados que decidieron no vender sus acciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 18: (Continuación)

Como consecuencia de la venta, la Asamblea de Accionistas Clase "C" decidió la terminación del Programa de Propiedad Participada.

NOTA 19: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001; b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo fue ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de Julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. N° 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto N° 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1 de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley N° 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 19: (Continuación)

ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vio obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de septiembre de 2000, el ENARGAS contesta la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto N° 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

A la fecha de los presentes estados contables la medida cautelar no se encuentra firme y el marco legal regulatorio previsto en la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 (en el que se establecen las "Reglas Básicas de la Licencia" (RBL)) se encuentra plenamente vigente, por lo que la Empresa tiene derecho a incluir el PPI en su tarifa.

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 19: (Continuación)

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669/00 y se ha procedido a devengar:

- Un crédito corriente de $ 3.866.932 correspondiente al ajuste por PPI sobre las ventas del periodo comprendido entre el 1° de enero y el 30 de junio de 2000,
- Un crédito no corriente de $ 18.185.742 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001,
- Una deuda corriente de $ 1.456.611 correspondiente al ajuste por PPI por la compra de gas y transporte del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Una deuda no corriente de $ 6.634.952 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período (1) Monto $	Depreciaciones: Del período Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Terrenos	4.690.125	-	-	-	4.690.125	-	-	-	-	4.690.125	4.704.935
Inmuebles en Propiedad Horizontal	623.809	-	-	-	623.809	137.986	9.066	-	147.052	476.837	494.969
Edificios	14.651.204	30.219	2.424.315	-	17.105.738	2.744.488	197.918	-	2.942.406	14.163.332	12.165.620
Instalaciones	7.923.796	52.747	-	-	7.976.543	1.455.729	131.564	-	1.587.293	6.389.250	6.556.657
Gasoductos	196.542.337	-	-	-	196.542.337	44.913.609	2.618.183	-	47.531.792	149.010.545	146.906.820
Ramales Principales y Secundarios	49.583.196	-	-	-	49.583.196	10.433.182	642.158	-	11.075.340	38.507.856	37.601.027
Redes de Distribución	276.592.284	3.033.481	304.759	-	279.930.524	63.938.505	4.376.655	-	68.315.160	211.615.364	203.955.132
Maquinarias y Equipos	4.324.924	180.297	-	(27.009)	4.478.212	997.976	124.676	(26.741)	1.095.911	3.382.301	3.146.394
Estaciones Reductoras	14.740.322	-	-	-	14.740.322	2.953.489	260.312	-	3.213.801	11.526.521	9.733.685
Equipos para Proceso	2.480.200	-	-	-	2.480.200	68.947	68.851	-	137.798	2.342.402	794.585
Rodados	8.359.830	52.426	-	(152.564)	8.259.492	5.413.904	469.467	(106.730)	5.776.641	2.482.851	2.206.671
Muebles y Útiles	2.133.743	79.822	-	-	2.213.565	762.923	73.995	-	836.918	1.376.647	1.342.151
Medidores para Gas	51.681.788	5.876	962.980	(422.000)	52.228.644	16.032.286	1.181.768	(275.607)	16.938.447	35.290.197	33.940.389
Cilindros para Gas	1.192	-	-	-	1.192	479	30	-	509	683	743
Obras en Curso	16.808.427	4.128.347	(2.258.995)	-	18.677.779	-	-	-	-	18.677.779	32.257.165
Equipos de Computación	8.206.080	133.872	-	-	8.339.952	6.854.855	409.463	-	7.264.318	1.075.634	1.677.404
Equipos de Comunicación	5.809.174	8.002	-	-	5.817.176	3.025.148	311.043	-	3.336.191	2.480.985	3.090.754
Materiales en Almacenes	2.161.791	1.671.595	(962.980)	(987.144)	1.883.262	-	-	-	-	1.883.262	2.847.711
Anticipos a Proveedores	2.165.489	1.149.739	(470.079)	-	2.845.149	-	-	-	-	2.845.149	1.644.866
TOTAL AL 30.06.01	669.487.591	10.526.423	-	(1.588.717)	678.425.297	159.733.506	10.875.149	(409.078)	170.199.577	508.225.720	-
TOTAL AL 30.06.00	641.122.267	14.987.312	-	(1.585.805)	654.523.774	139.389.638	10.356.702	(290.324)	149.456.016	-	505.067.758

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio $	Aumentos $	Valor al cierre del período $	Amortizaciones				Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
				Acumuladas al comienzo del ejercicio $	Del período		Acumuladas al cierre del período $		
					Alícuota Anual %	Monto (1) $			
Gastos preoperativos, de organización y relativos a la emisión de Obligaciones Negociables	4.478.294	-	4.478.294	4.039.205	20	211.359	4.250.564	225.730	648.850
Software de sistemas de computación	2.530.399	91.052	2.621.451	581.980	20	157.651	739.631	1.881.820	977.193
Total al 30.06.01	7.008.693	91.052	7.097.745	4.621.185	-	369.010	4.990.195	2.107.550	-
Total al 30.06.00	5.674.174	239.511	5.913.685	4.016.840	-	270.802	4.287.642	-	1.626.043

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
BalanceTrimestral al 30 de junio de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor					Participación sobre el Capital Social %
					Actividad Principal	Resultado al 30.06.01 Ganancia $	Total del Capital. Social $	Patrimonio Neto $		
Inversiones No Corrientes										
I.V. Invergas S.A.	11.999	6.449.753	6.526.050	6.526.050	Inversión	143.758	3.512.000	6.664.297		99,999972
Distribuidora Gesell Gas S.A.	1	1	1	1	Prestación del servicio público de subdistribución de gas	148.170	3.578.000	6.633.733		0,000028
Total al 30.06.01	12.000	6.449.754	6.526.051	6.526.051						
Total al 30.06.00	12.000	6.449.754	6.457.672	6.457.672						

Iniciado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de junio de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V.N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES				
Depósitos a plazo fijo	-	-	-	1.364.778
Fondos Comunes de Inversión:				
ABN-Amro Bank	5.400.000	1,000000	5.400.000	-
Banque Nationale de Paris	4.500.000	1,000000	4.500.000	-
Acciones:				
INDUPA S.A.I.C	90.881	0,340000	30.901	66.798
FO.GA.BA. S.A.P.E.M.	10.000	1,000000	10.000	10.000
TOTAL INVERSIONES			9.940.901	1.441.576

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CÍA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000

y finalizados el 30 de junio de 2001 y 2000

Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $	Aumentos $	Disminuciones $	Saldos al 30.06.01 $	Saldos al 30.06.00 $
Deducidas del Activo					
Para Créditos Incobrables	12.247.417	(1) 369.251	-	12.616.668	10.783.727
Por Incobrabilidad Certificados de participación Clase "C" Mercobank S.A.	667.325	-		667.325	667.325
Por Desvalorización Acciones Mercobank S.A.	402.607	-	374.183	28.424	840.125
Del Pasivo					
Para Juicios	3.484.831	(2) 1.048.587	(2) 8.319	4.523.099	2.810.344
TOTAL	16.802.180	1.415.838	382.502	17.835.516	15.101.521

(1) Imputado a Gastos de Comercialización en el Anexo "H"

(2) Imputado $ 257.207 a Gastos de Administración en el Anexo "H"

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia:11.674

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Costo de Ventas

Anexo "F"

	30.06.01 $	30.06.00 $
Existencia al Inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	63.242.610	53.282.512
Compras de gas para procesamiento	566.147	3.529.952
Compras de capacidad de transporte para clientes	43.429.447	37.716.593
Compras de capacidad de transporte para procesamiento	261.220	1.754.623
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	24.548.839	22.749.309
Por procesamiento de gas	986.982	3.483.350
Menos:		
Gas Natural (existencia al cierre del período)	-	(395.889)
COSTO DE VENTAS	133.280.903	122.201.783

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de junio de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.06.01 $	Monto en Moneda Local al 30.06.00 $
Activo Corriente					
Caja y Bancos	U$S	107.630	1,0000	107.630	107.810
Total del Activo Corriente		107.630	-	107.630	107.810
Total del Activo		107.630	-	107.630	107.810
Pasivo Corriente					
Proveedores	U$S	307.132	1,0000	307.132	293.396
Préstamos					
Banco Galicia	U$S	-	-	-	3.670.759
Banco Rio	U$S	15.408.338	1,0000	15.408.338	-
Banco Supervielle	U$S	3.022.874	1,0000	3.022.874	-
Banco Sudameris	U$S	1.101.356	1,0000	1.101.356	-
Bank of Tokio	U$S	5.043.039	1,0000	5.043.039	-
Banco General de Negocios	U$S	2.000.986	1,0000	2.000.986	-
Scotiabank	U$S	1.500.349	1,0000	1.500.349	-
Obligaciones Negociables - Capital	U$S	79.443.000	1,0000	79.443.000	-
Obligaciones Negociables - Intereses	U$S	326.598	1,0000	326.598	326.599
Total del Pasivo Corriente		108.153.672	-	108.153.672	4.290.754
Pasivo no Corriente					
Préstamos					
Obligaciones Negociables - Capital	U$S	-	-	-	79.443.000
Total del Pasivo no Corriente		-	-	-	79.443.000
Total del Pasivo		108.153.672	-	108.153.672	83.733.754

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Información requerida por el art. 64 Inc. b) de Ley N° 19.550
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000

Anexo "II"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total Período al 30.06.01	Total Período al 30.06.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	368.246	5.062.410	212.089	3.281.605	2.310.636	-	10.866.740	10.721.135
Cargas Sociales	-	1.736.509	66.581	1.048.495	745.806	-	3.597.373	3.382.643
Honorarios de Directores y Síndicos	-	-	-	58.524	-	-	58.524	192.500
Honorarios por Servicios Profesionales	-	-	-	2.815.227	-	-	2.815.227	1.042.669
Honorarios por Asesoramiento Operador Técnico	-	1.747.408	-	-	-	-	1.747.408	1.446.054
Materiales Diversos	-	1.198.337	19.456	-	-	-	1.217.795	1.077.547
Servicios y Suministro de terceros	-	1.457.067	34.619	172.286	791.573	-	2.456.467	2.543.053
Gastos de Correos y Telecomunicaciones	-	256.185	9.820	431.079	75.252	-	772.336	797.162
Arrendamientos	-	171.773	8.584	103.716	50.457	-	332.530	343.666
Transportes y Fletes	-	28.556	1.095	17.242	8.388	-	55.281	111.777
Servidumbres	-	380.828	-	-	-	-	380.628	221.037
Materiales de Oficina	-	126.136	4.835	76.159	37.051	-	244.181	269.266
Viajes y Estadías	-	335.885	12.874	202.805	98.662	-	650.226	596.679
Primas de Seguros	-	121.939	4.703	74.085	36.041	-	236.768	174.518
Mantenimiento y Reparación de Bienes de Uso	-	1.183.506	27.840	130.990	63.726	-	1.406.062	550.519
Depreciación de Bienes de Uso	-	10.179.359	30	468.057	227.703	-	10.875.149	10.356.702
Amortizaciones de Bienes Intangibles	-	-	-	369.010	-	-	369.010	270.802
Impuestos, Tasas y Contribuciones	-	389.516	1.258	1.256.097	111.267	-	1.758.138	1.709.910
Publicidad y Propaganda	-	-	-	-	132.793	-	132.793	166.741
Deudores Incobrables	-	-	-	-	369.251	-	369.251	845.653
Gastos y Comisiones bancarias	-	-	-	617.200	-	-	617.200	364.767
Intereses Operaciones Financieras	1.028.548	-	-	-	-	2.993.571	2.993.571	2.571.945
Diferencias de Cambio	-	-	-	-	-	4.655	4.655	6.604
Intereses Otros	-	-	-	-	-	376.569	376.569	951.400
Gastos Diversos	-	172.705	6.620	419.614	50.730	-	649.669	584.738
Procesamiento de Líquidos	-	-	578.596	-	-	-	578.596	3.103.433
Totales al 30.06.01	1.396.794	24.548.639	986.982	11.542.193	5.109.338	3.374.795	45.562.147	-
Totales al 30.06.00	1.258.281	22.749.309	3.483.350	9.207.462	5.433.292	3.530.149	-	44.403.562

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de seis meses iniciado el 1° de enero de 2001 y 2000 y finalizado el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a $ 171,9 millones, y fueron principalmente a Industrias (23 %), Residenciales (51 %), Comerciales (20 %), transporte a Industrias (4 %), otros (2 %), los que incluyen las ventas originadas por el procesamiento en la Planta General Cerri.

Las entregas de gas durante el período totalizaron 1.295,8 millones de metros cúbicos de gas vendido, equivalentes a un volumen promedio diario de despacho de 7,2 millones de metros cúbicos. Adicionalmente, se transportaron 552,7 millones de metros cúbicos de gas para Industrias y R.T.P. YPF, y 11,1 millones de metros cúbicos de transporte RTP Camuzzi Gas Pampeana. Se utilizó el 79 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 64,0 millones y $ 43,7 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del período.

Durante el período se incorporaron 12.356 nuevos clientes, llegando al total de 907.503 clientes al 30 de junio de 2001. El incremento de clientes fue del 1,36 %, neto de los cierres por falta de pago efectuados.

Se puso en marcha un programa de control exhaustivo de equipos de medición de clientes industriales, procediendo a la verificación de equipos de distintas características y principios de funcionamiento, lo que posibilitó la detección de algunas fallas constructivas y de montaje. Se espera que las correcciones a realizar permitirán disminuir el gas no contabilizado.

Se realizó el pasaje de scraper para limpieza interna de los tramos Las Armas - Mar de Ajó - San Clemente y Pinamar – Villa Gessell, pertenecientes al Gasoducto de la Costa, con el objeto de asegurar su correcto funcionamiento en la época invernal.

Se habilitó la nueva alimentación a la ciudad de Azul, lo que permitió desafectar el tramo del viejo gasoducto de 10" comprendido entre Azul y Olavarría (33 km.). La alimentación a Cachari, Gorch y Cañuelas pasaron a ser alimentadas desde esta derivación con gran ventaja operativa. Esta obra contempla el cumplimiento de los estándares de calidad en cuanto al transporte de gas odorizado por zonas próximas a lugares poblados.

Se habilitó la modificación realizada para mejorar el abastecimiento de gas a la ciudad de Coronel Suarez. Esta obra, que forma parte del plan de renovación de gasoductos antiguos, posibilita realizar la alimentación de esa ciudad desde el Gasoducto Neuba II en lugar de hacerlo desde el gasoducto de 10" que resultaba insuficiente.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

Se puso en servicio experimental la operación de un tramo de cañería de PE 100. La futura aplicación de este material podría permitir elevar la presión de uso del polietileno de 4 a 10 bar y diminuir sensiblemente las inversiones necesarias para la expansión de las redes.

Comenzaron los trabajos en las Estaciones de Regulación de Presión y en las instalaciones de Protección Catódica con el fin de adecuarlas a los estándares de calidad del gas establecidos por Enargas en la resolución 1192/99.

Se dio inicio a la renovación del gasoducto Berra – Lobos, afectado gravemente por problemas estructurales.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

De acuerdo con las estadísticas actuales, se mantiene la mejora continua en los índices de accidentología de la Distribuidora.

Se comenzó la etapa de implementación de normas ISO 14000, con el compromiso de todo el cuerpo gerencial.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, con resultados satisfactorios.

Se cumplimentó el programa de campañas de prevención dirigidas a la comunidad en temas de seguridad y protección ambiental, a través de medios masivos y particularmente con actividades en escuelas de nivel primario, las que llegaran a más de 9000 alumnos en el área de concesión.

Se realizó la revisión de los procedimientos de relevamiento de Investigación de siniestros y Odorización.

La economía del país sigue afectada por la alta volatilidad registrada en los mercados financieros. Si bien el Gobierno pudo aliviar el peso de los vencimientos de deuda pública para el corto y mediano plazo, a través de un canje voluntario de deuda (récord en términos de monto implicado), los activos argentinos siguen experimentado fuertes bajas. La Bolsa (medida a través del índice Merval) acumula al 30 de junio una caída del 25% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles de 10%. A raíz de esto se ha verificado una notoria retracción en el crédito de la economía y un aumento en la incertidumbre.

Durante el periodo, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones

El monto operado en colocaciones financieras durante el período fue de Pesos 597,7 millones, con un plazo promedio de 2,5 días y una tasa promedio de 11,49 %.

El total de tomas acumuladas durante el mismo período fue de Pesos 258,8 millones, con un plazo promedio de 6 días y a una tasa promedio de 9,05 %.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 10,6 millones durante el período.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

ESTRUCTURA PATRIMONIAL CONSOLIDADA COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Activo corriente	94.795.373	83.344.236	88.091.781	84.101.595	97.533.150
Activo no corriente	554.951.062	535.602.518	519.788.708	531.028.791	527.151.287
Total	649.746.435	618.946.754	607.880.489	615.130.386	624.684.437
Pasivo corriente	187.499.152	85.209.754	76.640.872	78.075.822	77.896.781
Pasivo no corriente	17.414.484	90.163.648	92.598.927	93.352.349	97.747.872
Subtotal	204.913.636	175.373.402	169.239.799	171.428.171	175.644.653
Participación de terceros en Sociedades Controladas	3	3	-	-	-
Patrimonio neto	444.832.796	443.573.349	438.640.690	443.702.215	449.039.784
Total	649.746.435	618.946.754	607.880.489	615.130.386	624.684.437

ESTRUCTURA DE RESULTADOS CONSOLIDADA COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Resultado operativo ordinario	17.706.662	19.672.554	23.920.279	18.641.507	19.469.848
Otros ingresos y egresos	555.282	(558.951)	4.545	(845.542)	(95.022)
Resultados financieros netos	(1.013.474)	(1.206.639)	(1.997.548)	(3.648.703)	(915.797)
Impuesto a las Ganancias	(5.942.741)	(7.405.669)	(8.087.721)	(8.805.467)	(6.480.421)
Participación de terceros en Sociedades Controladas	3	2	-	-	-
Resultado Ordinario	11.305.732	10.501.297	13.839.555	5.341.795	11.978.608
Resultados Extraordinarios	-	(198.514)	(341.208)	(36.000)	-
Resultado Neto	11.305.732	10.302.783	13.498.347	5.305.795	11.978.608

INDICES	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Liquidez	0,51	0,98	1,15	1,08	1,25
Endeudamiento	0,46	0,40	0,39	0,39	0,39

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS	30.06.01 (miles de m³)	30.06.00 (miles de m³)	30.06.99 (miles de m³)	30.06.98 (miles de m³)	30.06.97 (miles de m³)
Volumen de gas natural disponible para la venta (1)	1.295.839	1.165.544	1.628.659	1.468.962	1.664.675
Volumen de ventas gas natural (1)	1.605.819	1.143.859	1.603.731	1.443.819	1.634.859
Gas entregado en Planta Cerri para su tratamiento y venta	11.124	83.277	103.634	90.929	57.582

(1) No incluye volumen de transporte a industrias y RTP.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 4 % con respecto al mismo periodo del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	14.132.239
Hasta 6 meses	2.231.544
Hasta 9 meses	635.849
Hasta 1 año	469.633
Hasta 2 años	870.658
Más de 2 años	5.644.844
	23.984.767

Deudas
De Plazo Vencido: $ 1.518.256

b) Créditos:
Sin plazo establecido a la vista: $ 23.757.203

Deudas:
Sin plazo establecido a la vista: $ 30.187.869

c) Créditos:

A vencer	$
Hasta 3 meses	54.556.673
Hasta 6 meses	938.051
Hasta 9 meses	949.969
Hasta 1 año	894.611
Más de 1 año	16.676.949
	74.016.253

d) Deudas:

A vencer	$
Hasta 3 meses	89.622.556
Hasta 6 meses	79.769.599
Hasta 9 meses	-
Hasta 1 año	2.870.519
Hasta 2 años	-
	172.262.674

4- Créditos:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan intereses $	No devengan intereses $
Cred. Ctes.	57.791.941	27.683.830	-	-	-
Cred. no Ctes.	1.773.701	34.508.751	-	-	-
Total	59.565.642	62.192.581	-	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan Intereses $	No devengan intereses $
Pas. Ctes.	74.104.139	1.461.118	710.672	107.443.000	2.835.386
Pas. no Ctes.	575.051	6.634.952	-	-	10.204.481
Total	74.679.190	8.096.070	710.672	107.443.000	13.039.867

5- Ver Nota 3 a los Estados Contables.

6- No existen.

7- Al cierre del período, la Sociedad no posee bienes de cambio en existencia.

8- El criterio de valuación utilizado se encuentra explicado en nota 3 a los Estados Contables.

9- No existen.

10- No existen.

11- No existen.

12- Ver Notas 3.e., 3.g. y 3.h a los Estados Contables.

13-

Rubro	Valor Asegurado $	Riesgo Asegurado	Valor Contable $
Edificios, Inmuebles y *Muebles y Utiles*	24.459.169	*Todo riesgo*	16.016.816
Subtotal	24.459.169		16.016.816
Instalaciones	*876.000*	*Todo riesgo*	6.389.250
Estaciones reductoras	22.406.925	Todo riesgo	11.526.521
Equipos para proceso	2.361.000	Todo riesgo	2.342.402
Equipos de computación y comunicación	2.500.000	Todo riesgo	3.556.619
Rodados	337.000	Robo, incendio y destrucción	2.482.851
Total Asegurado	52.940.094		42.314.459

14- No existen.

15- Ver Nota 16 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 25 de julio de 2001.

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS PAMPEANA S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 19 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) *MANIFESTACION DE LA COMISION FISCALIZADORA*

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la

información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas Pampeana S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas Pampeana S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de Camuzzi Gas Pampeana S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 19 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de junio de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 4 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría con fecha 4 de agosto de 2000, conteniendo el mismo una salvedad indeterminada por controversias no resueltas por operaciones comerciales entre Camuzzi Gas Pampeana S.A. y otra Sociedad relacionada al grupo económico.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de

Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de junio de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de seis meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

PRICEWATERHOUSECOOPERS



INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 333.281.049.

4.3. Al 30 de junio de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 469.660, no siendo exigibles a dicha fecha.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

C.P.C.E. C.F. To.1 Fo 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 202756

Buenos Aires 27/7/2001 01 0 T. 41 Legalización Nº 004359

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/ 7/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a CAMUZZI GAS PAMPEANA S.A. para ser presentado ante , que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matrícula CP Tº 0042 Fº 246 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: HARTENECK LOPEZ Y CIA Tº 1 Fº 77

fca 444832 7

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES

DR. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

5

RECYCLED

0 1 6 2 5 5



COMISION NACIONAL
DE VALORES
27 JUL 01 14 38
RECIBIDO

Buenos Aires, 27 de julio de 2001

Señores
Comisión Nacional
de Valores
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia debidamente certificada del acta de Comisión Fiscalizadora n° 59 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia debidamente suscripta en original del acta de Directorio N° 153 de fecha 25 de julio de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



CAMUZZI
GAS DEL SUR S.A.



Camuzzi Gas del Sur S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el 30 de junio de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos (Nota 2)	
Denominación: Camuzzi Gas del Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° Piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 10 de mayo de 1995
No. de inscripción en la Inspección General de Justicia: 11.676	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Sur S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 90%

COMPOSICION DEL CAPITAL (Nota 7)				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
88.753.306	Ordinarias Escriturales Clase A	1	88.753.306	88.753.306
67.870.175	Ordinarias Escriturales Clase B	1	67.870.175	67.870.175
17.402.609	Ordinarias Escriturales Clase C	1	17.402.609	17.402.609
174.026.090			174.026.090	174.026.090

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Balance Trimestral al 30 de junio de 2001 y 2000

(Notas 2 y 3)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	3.523.164	2.510.983
Inversiones (Anexo "C" y "D")	7.555.002	5.562.091
Créditos por Ventas (Nota 4.b)	110.938.124	86.874.846
Créditos Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	55.076	2.835.015
Otros Créditos (Nota 4.c)	4.174.306	3.759.932
Bienes de Cambio (Anexo "F")	928.730	810.082
Total del activo corriente	127.174.402	102.352.949
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 4.b)	9.154.307	173.752
Otros Créditos (Nota 4.c)	2.435.170	7.197.644
Bienes de Uso (Anexo "A")	268.802.051	264.634.633
Activos Intangibles (Anexo "B")	876.404	657.763
Total del activo no corriente	281.267.932	272.663.792
TOTAL DEL ACTIVO	408.442.334	375.016.741

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.d)	33.328.094	32.111.076
Préstamos (Notas 4.e y 11)	121.536.272	4.835.462
Deudas Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	1.246.411	2.820.236
Remuneraciones y Cargas Sociales (Nota 4.f)	1.532.547	1.584.977
Deudas Fiscales (Nota 4.g)	3.744.895	5.256.603
Otros Pasivos (Nota 4.h)	2.956.000	3.818.216
Previsiones (Anexo "E")	4.283.969	4.186.981
Total del pasivo corriente	168.628.188	54.613.551
PASIVO NO CORRIENTE		
Proveedores (Nota 4.d)	1.367.304	-
Préstamos (Notas 4.e y 11)	-	50.557.000
Otros Pasivos (Nota 4.h)	12.447.823	16.002.177
Total del pasivo no corriente	13.815.127	66.559.177
TOTAL DEL PASIVO	182.443.315	121.172.728
PATRIMONIO NETO (Según estado respectivo)	225.999.019	253.844.013
TOTAL DEL PASIVO Y PATRIMONIO NETO	408.442.334	375.016.741

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Estado de Resultados

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

(Notas 2 y 3)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 4.i)	108.607.259	103.203.021
Costo de Ventas (Anexo "F")	(78.896.655)	(74.124.277)
Ganancia Bruta	29.710.604	29.078.744
Gastos de Comercialización (Anexo "H")	(3.531.213)	(3.716.311)
Gastos de Administración (Anexo "H")	(6.325.125)	(5.097.362)
Ganancia Operativa	19.854.266	20.265.071
Otros Ingresos y Egresos (Nota 4.k)	663.045	443.426
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.j)	1.321.275	886.016
Generados por Pasivos (Anexo "H")	(3.413.581)	(2.163.544)
Impuesto a las Ganancias	(5.437.168)	(5.393.529)
Ganancia Ordinaria	12.987.837	14.037.440
Resultados Extraordinarios (Pérdida) (Nota 4.l y 13.b)	(11.430.000)	-
Ganancia del Período	1.557.837	14.037.440

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 7)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	24.723.618	239.806.573
• Resultado del período de seis meses - Ganancia	-	-	-	-	-	14.037.440	14.037.440
Saldos al 30.06.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	38.761.058	253.844.013
• Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.236.181	-	(1.236.181)	-
-Dividendos en efectivo	-	-	-	-	-	(23.487.437)	(23.487.437)
• Afectación de Reserva Facultativa (Nota 12)	-	-	-	-	3.554.354	-	3.554.354
• Resultado del período complementario de seis meses - Ganancia	-	-	-	-	-	16.546.941	16.546.941
Saldos al 01.01.01	174.026.090	19.204.446	193.230.536	9.542.455	17.100.499	30.584.381	250.457.871
• Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.529.219	-	(1.529.219)	-
-Dividendos en efectivo	-	-	-	-	-	(26.016.689)	(26.016.689)
• Resultado del período de seis meses - Ganancia	-	-	-	-	-	1.557.837	1.557.837
Saldos al 30.06.01	174.026.090	19.204.446	193.230.536	11.071.674	17.100.499	4.596.310	225.999.019

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgen
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	3.901.834	4.430.817
Aumento de los fondos	7.171.330	3.631.445
Fondos al cierre del período	11.073.164	8.062.262
Aplicaciones de fondos		
Ganancia ordinaria del período	12.987.837	14.037.440
Más: partidas que no representan erogación de fondos		
-Disminución de Bienes de Cambio	-	228.002
-Depreciación de Bienes de Uso	5.406.500	5.187.237
-Amortización de Activos Intangibles	196.128	144.356
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	585.702	557.199
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	485.142	829.960
-Compras Devengadas y no Pagadas	30.888.775	28.428.930
-Compras Devengadas y no Pagadas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	418.894
-Provisión Impuesto a los Ingresos Brutos	1.696.189	1.891.237
-Provisión Impuesto al Costo del Endeudamiento Empresario	273.493	383.116
-Aumento Previsión para Juicios	354.952	258.400
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	896.171	538.817
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Contrato de Asistencia Técnica	783.326	1.582.154
-Intereses Devengados a Pagar	409.657	215.847
-Provisión Impuesto a las Ganancias	5.437.168	5.393.529
-Aumento Previsión para Deudores Incobrables	194.673	411.483
	47.657.876	46.519.161
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(216.352)	(192.566)
-Ventas Devengadas y no Cobradas	(76.224.633)	(81.257.912)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(55.076)	(2.484.351)
	(76.496.061)	(83.934.829)
Fondos (Aplicados) en las Operaciones Ordinarias	(15.850.348)	(23.378.228)
(Pérdida) Extraordinaria del período	(11.430.000)	-
Más: partidas que no representan erogación de fondos		
-Moratoria Ingresos Brutos, Provincias Patagónicas	3.020.593	-
Fondos (Aplicados) en las Operaciones Extraordinarias	(8.409.407)	-
Fondos (Aplicados) en las Operaciones - (Transporte)	(24.259.755)	(23.378.228)

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01	30.06.00
	$	$
Transporte	(24.259.755)	(23.378.228)
Otras Aplicaciones de fondos		
-Distribución de Dividendos	(26.016.689)	-
-Aumento de Bienes de Cambio	(406.385)	-
-Aumento de Otros Créditos	-	(2.199.323)
-Disminución de Deudas Fiscales	(21.215.609)	(11.673.829)
-Disminución de Deudas Bancarias	-	(7.883.690)
-Disminución de Previsiones	(95.803)	(15.000)
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.563.314)	(1.372.166)
-Disminución de Proveedores	(17.306.364)	(17.165.282)
-Disminución de Remuneraciones y Cargas Sociales	(778.911)	(1.043.451)
-Adquisición de Bienes de Uso	(7.917.758)	(9.199.809)
-Altas de Activos Intangibles	(27.353)	(12.631)
-Disminución de Otros Pasivos	(1.366.458)	(940.939)
-Aumento de Inversiones	-	(10.812)
Total Otras Aplicaciones de fondos	(76.696.644)	(51.516.932)
Total Aplicaciones de fondos	(100.956.399)	(74.895.160)
Orígenes de fondos		
-Disminución de Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	482.458	2.911.601
-Disminución de Inversiones	1.839	-
-Disminución de Otros Créditos	14.311.390	-
-Aumento de Deudas Bancarias	48.530.182	-
-Variación de Créditos por Ventas	44.801.860	75.615.004
Total Orígenes de fondos	108.127.729	78.526.605
Aumento de los fondos	7.171.330	3.631.445

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (continuación)

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones Corrientes

Corresponden a acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

d) Créditos a Recuperar de los Usuarios

La Provincia de Chubut y la Sociedad han suscripto un Convenio, con el objeto de desarrollar el incremento en la prestación del servicio a los pobladores consumidores de gas propano distribuido por redes, y al menor costo del mismo.

La Sociedad se comprometió llevar adelante la ejecución y puesta en funcionamiento de cinco plantas de gas licuado propano en cinco localidades de dicha Provincia, realizando las obras de las cuales tendrá a su cargo la ingeniería, la inspección técnica de las mismas, y las obras civiles.

Con el fin de recuperar el financiamiento de la inversión realizada, la Provincia acordó abonar treinta cuotas mensuales iguales y consecutivas, y se establecieron tarifas y cargos de infraestructura para las correspondientes localidades.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

<u>NOTA 3</u>: *(continuación)*

Los Créditos a Recuperar Plantas de GLP se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

e) <u>Bienes de Cambio</u>

Se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) <u>Bienes de Uso</u>

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o, el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporaciones a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

NOTA 3: (continuación)

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta sobre la base de la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentran en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de junio de 2001 y 2000 a $ 726.853 y $ 680.350 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

g) Activos Intangibles

Corresponden a la adquisición de software de computación y a los gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del período al que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

h) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período que corresponden.

i) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

j) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles), que se determinaron en función de los valores de dichos activos.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

k) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de Gas no Facturados".

l) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D - Método Indirecto de la Resolución Técnica N° 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos e Inversiones de rápida realización.

m) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance General

a) Caja y Bancos	30.06.01 $	30.06.00 $
Fondo Fijo	54.400	101.826
Bancos (Anexo "G")	3.468.764	2.409.157
Total Caja y Bancos	3.523.164	2.510.983

b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	23.870.339	19.540.166
Subsidios a Cobrar	62.128.230	42.069.422
Consumos de Gas no Facturados	29.513.505	28.886.888
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 15)	1.917.111	2.012.156
Subtotal	117.429.185	92.508.632
menos: Previsión para Deudores Incobrables (Anexo "E")	(6.491.061)	(5.633.786)
Total – Transporte	110.938.124	86.874.846

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
Transporte	110.938.124	86.874.846
- No Corrientes:		
Deudores por Ventas	238.144	-
Subsidios a cobrar	1.667.752	1.667.752
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 15)	8.861.483	-
Subtotal	10.767.379	1.667.752
menos: Previsión para Deudores Incobrables (Anexo "E")	(1.613.072)	(1.494.000)
Total	9.154.307	173.752
Total Créditos por Ventas	120.092.431	87.048.598

c) Otros Créditos

	30.06.01	30.06.00
- Corrientes:		
Créditos Fiscales	3.428.966	2.915.639
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	213.226	232.819
Depósitos en Garantía	93.398	86.668
Créditos a Recuperar art. 41 Ley 24.076 (Nota 13.b.)	27.550	23.178
Gastos Pagados por Adelantado	232.188	274.999
Diversos	178.978	226.629
Total	4.174.306	3.759.932
- No Corrientes:		
Depósitos judiciales (Nota 9.b.)	1.100.769	5.746.808
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	350.437	466.315
Créditos a Recuperar art. 41 Ley 24.076 (Nota 13.b.)	870.200	885.810
Gastos pagados por adelantado	98.332	83.280
Diversos	15.432	15.431
Total	2.435.170	7.197.644
Total Otros Créditos	6.609.476	10.957.576

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
d) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	3.756.658	4.853.230
Provisión por Facturas a Recibir	29.268.323	26.964.610
Deudas a Pagar - Producer Price Index (Nota 15)	303.113	293.236
Total	33.328.094	32.111.076
- No Corrientes:		
Deudas a Pagar - Producer Price Index (Nota 15)	1.367.304	-
Total	1.367.304	-
Total Proveedores	34.695.398	32.111.076
e) Préstamos		
- Corrientes:		
Obligaciones Negociables (Anexo "G")	50.557.000	-
Deudas Bancarias (Anexo "G")	70.050.000	4.100.000
Cartas de Crédito (Anexo "G")	519.615	519.615
Intereses Devengados (Anexo "G")	409.657	215.847
Total	121.536.272	4.835.462
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	50.557.000
Total	-	50.557.000
Total Préstamos	121.536.272	55.392.462
f) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	229.717	184.528
Provisión Vacaciones	898.912	976.478
Provisión Gratificaciones	315.500	337.366
Otros	88.418	86.605
Total Remuneraciones y Cargas Sociales	1.532.547	1.584.977
g) Deudas Fiscales		
Impuesto al Valor Agregado	-	476.798
Impuesto sobre los Ingresos Brutos	391.708	1.638.020
Impuesto a las Ganancias	3.016.036	2.699.114
Tasas Municipales	6.876	4.575
Impuesto al Costo del Endeudamiento Empresario	273.493	383.116
Moratoria Impositiva	-	5.060
Otros	56.782	49.920
Total Deudas Fiscales	3.744.895	5.256.603

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
h) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 12)	1.967.511	1.858.536
Consumidores por Depósitos en Garantía	184.946	176.669
Reintegros a trasladar por cargos adicionales de transporte	311.499	316.022
Otras Cuentas por Pagar	492.044	1.466.989
Total	2.956.000	3.818.216
- No Corrientes:		
Bonificaciones a Otorgar (Nota 12)	12.446.823	16.001.177
Otras Cuentas por Pagar	1.000	1.000
Total	12.447.823	16.002.177
Total Otros Pasivos	15.403.823	19.820.393

Estado de Resultados

	30.06.01 $	30.06.00 $
i) Ventas Netas		
Ventas de Gas	110.084.032	103.944.342
Ventas de Otros Conceptos	1.216.579	1.116.669
Impuestos Directos sobre Ventas	(2.693.352)	(1.857.990)
Total Ventas Netas	108.607.259	103.203.021
j) Resultados Financieros y por Tenencia Generados por Activos		
Intereses	1.273.017	857.130
Renta de Títulos y Acciones	39.088	28.768
Diversos	9.170	118
Total Resultados Financieros y por Tenencia	1.321.275	886.016

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
k) Otros Ingresos y Egresos		
Otros Ingresos		
Alquileres	421.217	421.217
Diversos	345.875	133.390
Total	767.092	554.607
Otros Egresos		
Multas y penalizaciones	(23.332)	(38.836
Diversos	(80.715)	(72.345
Total	(104.047)	(111.181
Total Otros Ingresos y Egresos - Ganancia	663.045	443.426
l) Resultados Extraordinarios		
Previsión para Moratoria Impositiva (Nota 13.b.)	(11.430.000)	-
Total (Pérdida)	(11.430.000)	-

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de los activos y pasivos según el plazo estimado de cancelación es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	49.008.175	55.076	170.918
2do. Trimestre	-	-	-	139.519
3er. Trimestre	-	-	-	138.846
4to. Trimestre	-	-	-	43.372
De 1 a 2 años	-	-	-	451.378
A más de 2 años	-	238.144	-	-
Subtotal	-	49.246.319	55.076	944.033
De plazo vencido	-	57.482.465	-	-
Sin plazo establecido	7.555.002	13.363.647	-	5.665.443
Total	7.555.002	120.092.431	55.076	6.609.476
Que no devengan interés	7.555.002	99.290.788	55.076	6.018.263
A tasa fija	-	11.016.738	-	591.213
A tasa variable	-	9.784.905	-	-
Total al 30.06.01	7.555.002	120.092.431	55.076	6.609.476
Total al 30.06.00	5.562.091	87.048.598	2.835.015	10.957.576

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 5: (continuación)

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	32.480.897	63.251.811	1.246.411	318.135	728.859	412.044	-
2to. trimestre	-	51.284.461	-	-	-	-	-
3er. Trimestre	-	7.000.000	-	-	-	-	-
4to. Trimestre	-	-	-	315.500	3.016.036	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	32.480.897	121.536.272	1.246.411	633.635	3.744.895	412.044	-
De plazo vencido	544.084	-	-	-	-	-	-
Sin plazo establecido	1.670.417	-	-	898.912	-	14.991.779	4.283.969
Total	34.695.398	121.536.272	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
Que no devengan interés	33.024.981	409.657	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
A tasa fija	1.670.417	120.607.000	-	-	-	-	-
A tasa variable	-	519.615	-	-	-	-	-
Total al 30.06.01	34.695.398	121.536.272	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
Total la 30.06.00	32.111.076	55.392.462	2.820.236	1.584.977	5.256.603	19.820.393	4.186.981

NOTA 6: OPERACIONES Y SALDOS CON SOCIEDADES ART. 33 - LEY N° 19.550 Y SOCIEDADES RELACIONADAS

	30.06.01 $	30.06.00 $
Resultados - Ganancia/(Pérdida)		
Camuzzi Gas Pampeana S.A.		
- Compra de gas propano	(403.907)	(621.259)
- Servicios administrativos y de personal	(2.440.398)	(1.967.019)
- Servicio de asistencia para transporte de gas natural	(323.267)	(98.827)
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(1.008.326)	(1.582.154)
- Servicio de mantenimiento de sistemas informáticos	-	(19.350)
- Recupero de gastos	20.018	199
Sodigas Sur S.A.		
- Servicios de asistencia y gestión financiera	(300.000)	(300.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (continuación)

	30.06.01 $	30.06.00 $
Energía del Sur S.A. (1)		
- Ventas de gas	-	4.741.851
Edersa S.A.		
- Ventas de gas	314.240	299.750
- Compra de energía eléctrica	(21.405)	(21.205)
- Gastos Generales	-	(3.000)
Distribuidora Gesell Gas S.A.		
- Servicios administrativos y de personal	-	2.718
Otras operaciones		
Camuzzi Gas Pampeana S.A.		
- Diversos	87.412	43.534
Sodigas Sur S. A.		
- Dividendos	(23.415.020)	-
Créditos		
- Energía del Sur S.A. (1)	-	2.792.006
- Edersa S.A.	55.076	43.009
	55.076	2.835.015
Deudas		
- Camuzzi Gas Pampeana S.A.	349.658	605.425
- Camuzzi Argentina S.A.	896.753	2.154.311
- Sodigas Sur S.A.	-	60.500
	1.246.411	2.820.236

(1) El 20 de diciembre de 2000 Camuzzi Argentina S.A. vendió su participación en Energía del Sur S.A., dejando de ser esta última una sociedad vinculada a Camuzzi Gas del Sur S.A..

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	138.220.272	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	10.09.93
Inscripto, Suscripto e Integrado	35.793.818	19.04.94	Asamblea Ordinaria de Accionistas	16.09.94

NOTA 8: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5 % de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20 % del Capital Social.

NOTA 9: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

a) Activos esenciales para la prestación del servicio:

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

b) Fondos de disponibilidad restringida:

De acuerdo con lo expresado en la Nota 13.c., al 30 de junio de 2001 se encuentran registrados dentro del rubro "Otros Créditos no Corrientes" $ 833.195 correspondientes a embargos trabados por los distintos municipios, en virtud de los litigios mantenidos por las tasas municipales de subsuelo y otros laborales.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 10: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 11.408.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 11: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas Pampeana S.A Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas Pampeana S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:
-Valor nominal: U$S 130.000.000
-Porcentaje correspondiente a Camuzzi Gas del Sur S.A.: 38,89%.
-Tasa de Interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
-Precio: 99,80 %.
-Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas Pampeana S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del Capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 11: (continuación)

i) Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen; (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado el descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado el descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000.

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

<u>NOTA 11:</u> (continuación)

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren, ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que: (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no puedan incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease-Back*, sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas, o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

NOTA 11: (continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones: no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta , *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

NOTA 12: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de junio de 2001 y 2000 fueron las siguientes:

	30.06.01	30.06.00
	$	$
• Con contraprestación	851.791	378.752

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución Nº 269/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 12: (continuación)

Mediante la Resolución del ENARGAS N° 389 del 23 de octubre de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última Resolución, en lo que respecta a las redes transferidas a título no oneroso la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 389/96 y 422/96, y Nota 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 7,6 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 12: (continuación)

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 7,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de las bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y de su valor de negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los usuarios el monto a contraprestar.

NOTA 13: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 11,1 millones en concepto de mayor impuesto y $ 22,7 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna durante los ejercicios 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. Habiendo dado cumplimiento a la presentación del escrito de ofrecimiento de pruebas, así como la respuesta a una impugnación presentada por el Fisco, el Tribunal requirió a los peritos una lista de portantes de redes y la Sociedad ha solicitado una ampliación del número de portantes. A la fecha de los presentes estados contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho tribunal.

a.2. Deudores Incobrables

La Sociedad ha presentado Recurso de Apelación ante el Tribunal Fiscal de la Nación, recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 por $ 0,1 millones en concepto de mayor impuesto y $ 0,2 millones correspondientes a intereses y multas, el cual a la fecha de los presentes Estados Contables no ha sido aún abierto a prueba. Se dio traslado al Fisco Nacional, con plazo hasta el 20 de diciembre de 2000. La A.F.I.P. no contestó el Recurso a la fecha del vencimiento. Con fecha 5 de marzo de 2001 se emplazó a la Administración Federal de Ingresos Públicos a contestar el recurso, hecho que concretó el 28 de

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

marzo de 2001. La causa está abierta a prueba con plazo hasta el 21 de agosto de 2001 para presentar la prueba pericial.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Impuesto sobre los Ingresos Brutos

La Sociedad ha recibido distintos reclamos por parte de algunos Fiscos Provinciales que, en general, reclaman la gravabilidad de los ingresos por subsidios en el Impuesto sobre los Ingresos Brutos.

En opinión de la Sociedad y sus asesores legales los reclamos que se informan seguidamente, no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, estas razones valederas deben ser ventiladas en un juicio ordinario con la intención final de obtener un pronunciamiento de la Corte Suprema de Justicia de la Nación, procedimiento éste que supone largos plazos procesales. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Camuzzi Gas del Sur S.A. ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo, y en función de ello constituyó una provisión que asciende a $ 11,4 millones para atender las futuras erogaciones, la que se encuentra expuesta en el rubro "Resultados Extraordinarios".

b.1. A la fecha de los presentes Estados Contables la Sociedad se acogió a los regímenes de moratoria vigentes y ha efectuado pagos bajo formal protesto en las Provincias de Río Negro, Neuquén, Chubut y Santa Cruz, haciendo en todos los casos expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. A partir de abril de 2001, la Sociedad ingresa mensualmente, bajo formal protesto, el impuesto sobre los subsidios en todas las jurisdicciones.
Los montos pagados fueron los siguientes:

a) Río Negro: Acogimiento a moratoria por $ 3.0 millones en concepto de impuesto, intereses y costas judiciales, correspondiente a los períodos marzo de 1996 a diciembre de 1998. El acogimiento implicó la condonación del 75% de los intereses adeudados, del 100% de las multas impuestas y del 65% de los honorarios judiciales.
b) Chubut: Acogimiento a moratoria por $ 2,8 millones en concepto de impuesto, correspondiente a los períodos abril de 1993 a junio de 1998. El acogimiento implicó la condonación total de los intereses adeudados y las multas impuestas.
c) Neuquén: Acogimiento a moratoria por $ 1.3 millones en concepto de impuesto, correspondiente a los períodos enero de 1993 a junio de 1998. El acogimiento implicó una reducción del 15% del impuesto adeudado y la condonación total de intereses y multas. Además la Sociedad procedió a efectuar pagos bajo protesto por $ 0.7 millones en concepto de impuesto e intereses, correspondiente a los períodos julio de 1998 a marzo de 2001.

NOTA 13: (continuación)

d) Santa Cruz: Acogimiento a moratoria por $ 1.7 millones en concepto de impuesto y del 50% de los intereses adeudados. La Sociedad procedió además a efectuar pagos bajo protesto por $ 0.8 millones en concepto de impuesto e intereses correspondiente a los períodos julio de 1998 a marzo de 2001.

A la fecha de los presentes estados contables se encuentran pendientes de pago:

a) Río Negro: Pago bajo protesto por el período enero de 1999 a marzo de 2001, $ 1.0 millones con más los intereses a la fecha de efectivo pago. La Sociedad se ha entablado tratativas a fin de compensar dichos montos con deudas que la Provincia mantiene con Camuzzi Gas del Sur S.A.

b) Chubut: Habiéndose extendido la vigencia del período de acogimiento al régimen de moratoria hasta el 30 de septiembre de 2001, la Sociedad ha entablado conversaciones a fin de pagar bajo dicho régimen el período julio 1998 a mayo 2000, $ 0,9 millones y bajo protesto el período junio 2000 a marzo de 2001 $ 0,6 con más los intereses hasta la fecha de su efectivo pago y para que se desestime la pretensión provincial por el impuesto de $ 0,3 millones por el resultado producto de la transferencia a título gratuito de redes de distribución.

c) Tierra del Fuego: Pago bajo protesto por el período julio de 1996 a marzo de 2001, $ 0,8 millones con más los intereses a la fecha de efectivo pago. La Sociedad mantiene conversaciones con la Provincia sobre temas comerciales pendientes.

La Sociedad ha iniciado trámites solicitando el traslado a tarifa ante ENARGAS por los pagos efectuados del impuesto sobre los ingresos brutos sobre subsidios en las provincias de Neuquén, Río Negro y Santa Cruz.

b.2. Provincia de Tierra del Fuego: A la fecha de los presentes Estados Contables no se encuentra resuelto el trámite judicial iniciado mediante la interposición de la demanda contencioso administrativa por un total de $ 0,9 millones, de los cuales $ 0,6 millones corresponden a impuesto sobre los Ingresos Brutos y $ 0,3 a intereses, originado en reclamos del impuesto sobre subsidios por el período enero 1993 a junio 1996. La Sociedad debió abonar los montos reclamados, y como consecuencia del pago practicó el pedido de repetición correspondiente.

b.3. Provincia de Buenos Aires: La sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11.808 (B.O. 10/07/96), a efectos de regularizar el pago del Impuesto sobre los Ingresos Brutos correspondiente a los períodos diciembre de 1995 a junio de 1996, debido al cambio de criterio tributario por parte de la Provincia de Buenos Aires, en cuanto a que corresponde liquidar el impuesto sobre el total de la venta y no sobre el margen de distribución.

El ENARGAS, por medio de la Resolución N° 544 de fecha 17 de noviembre de 1997 y de conformidad con el marco regulatorio de la actividad, autorizó trasladar a tarifas, el efecto producido por el cambio normativo en la liquidación del impuesto, estableciendo la metodología correspondiente en nota N° 108 del 12 de enero de 1998.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Al 30 de junio de 2001 el crédito a recuperar asciende a $ 78.162 y ha sido expuesto dentro del rubro "Otros Créditos Corrientes" por el importe de $ 27.550 y en "Otros Créditos no Corrientes" por el importe de $ 50.612.

c. Tasas Municipales

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido varias intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de Viedma - Provincia de Río Negro
Ante el inicio de un juicio de apremio, por los períodos 1993 y 1994 por $ 246.000 en concepto de capital, y $ 36.700 presupuestados para responder a intereses y costas, la Sociedad, luego de varias actuaciones, actualmente tiene interpuesto un Recurso de Queja ante la Corte Suprema de Justicia de la Nación, que revocó la sentencia del Tribunal Superior de Río Negro. Posteriormente, ante el fallo del Superior Tribunal de la Provincia dictaminando la competencia federal, el Juzgado Federal de Primera Instancia se declaró competente para entender en la causa, ordenando la notificación a las partes y considerando válido el proceso hasta la contestación del traslado de excepciones. Ante la sentencia que rechaza la excepción de inhabilidad de título opuesta por nuestra parte, la Sociedad procedió a apelar la misma, la que fue resuelta favorablemente para la empresa. La Municipalidad interpuso Recurso Extraordinario, el que ha sido contestado por nuestra parte en el mes de Junio de 2001.

Se efectuaron depósitos judiciales por $ 263.352, con más la suma de $ 62.720 para responder a intereses y costas, y posteriormente por la suma de $ 128.654 en concepto de honorarios, de los cuales la Sociedad ha recuperado la suma de $ 139.131 y $ 16.387. No obstante ello, la Sociedad mantiene una previsión por $ 362.672, la cual se incluye dentro del rubro Previsiones.

Adicionalmente, la Municipalidad interpuso una demanda ejecutiva por $ 148.148 en concepto de capital y $ 35.359, presupuestados para responder a intereses y costas, correspondiente al período 1995. La Sociedad depositó judicialmente la suma de $ 176.731.

Dictada la sentencia desfavorable a los intereses de la Sociedad ante el Recurso de Apelación presentado, se interpuso Recurso de Casación, al que el Superior Tribunal de Justicia de la Provincia declaró admisible sólo respecto de la excepción de incompetencia.

La Corte Suprema de Justicia de la Nación se expidió sobre la excepción de incompetencia, opuesta oportunamente por la Sociedad, declarando competente al Juzgado Federal de Primera Instancia. Dicho juzgado consideró válido el proceso hasta la contestación del traslado de las excepciones. Posteriormente el Juzgado rechazó la excepción de inhabilidad de título, interponiendo nuestra parte la apelación respectiva. La Sociedad mantiene una previsión de $ 137.630, que se incluye dentro del rubro Previsiones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Con fecha 9 de abril de 2001, la Sociedad ha sido notificada de que la Cámara Federal de Apelaciones de General Roca ha revocado la sentencia de Primera Instancia haciendo lugar a los argumentos de la Compañía. La Cámara concluyó expresando que "...no corresponde la determinación de deuda por el uso del subsuelo dentro del ejido municipal, ya que ello se opone a la disposición federal citada" (título VI, Régimen de Ocupación del Dominio Público art. 6.1 ocupación del Dominio Público). El Municipio interpuso Recurso Extraordinario el que fue contestado por nuestra parte en tiempo y forma.

Municipalidad de Neuquén – Provincia del Neuquén

Ante el rechazo del Recurso de Casación interpuesto por la Sociedad, luego de haber cumplimentado varios pasos procesales, la Municipalidad trabó embargo por un monto de $ 160.746, por un reclamo original de $ 66.524 en concepto de capital y $ 33.260 presupuestado para responder a intereses y costas, correspondiente al período 1993.

Con posterioridad la Municipalidad presentó una nueva planilla de liquidación de la deuda por $ 150.746 que incluye el capital con más los intereses y costas. El letrado de la actora continúa los trámites tendientes a la cobranza judicial de la deuda. Asimismo, debe ser verificada la existencia de diferencias entre el monto embargado y el que surge de la liquidación presentada por la actora, a efectos de que éstas puedan ser recuperadas por la Sociedad. La Sociedad mantiene previsionados $ 167.242, monto que se incluye dentro del rubro Previsiones.

Con relación a un reclamo posterior por el período abril de 1996 a mayo de 1997 por $ 97.421 en concepto de capital, el Municipio ha decidido suspender el trámite hasta tanto el Superior Tribunal de Justicia de la Provincia resuelva el juicio que por tasa por ocupación del dominio público tiene la Sociedad con dicho Municipio.

Municipalidad de Comodoro Rivadavia, Provincia de Chubut: El Municipio ha realizado un reclamo por la omisión de pago de la tasa por ocupación del dominio público, correspondiente al período comprendido entre el primer semestre de 1996 hasta el primer semestre de 2000, por un monto de $ 643.221.

La Sociedad ha presentado el descargo correspondiente y actualmente se encuentra a la espera de una resolución por parte del Municipio.

Municipalidad de Zapala, Provincia del Neuquén: el reclamo asciende a $ 816.073 en concepto de capital correspondiente a los períodos 1993, 1994, 1995 y enero a noviembre de 1996. La Sociedad ha presentado un Recurso de Reconsideración con relación al mencionado reclamo.

Con fecha 17 de mayo de 2000 el Municipio ha notificado un nuevo reclamo por el mismo concepto correspondiente al período noviembre de 1993 a mayo de 2000 por un monto total de $ 1.525.720, el cual incluye el monto comprendido en los períodos que fueran objeto del reclamo efectuado originalmente.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Ante el nuevo reclamo, la Sociedad ha presentado el correspondiente descargo, solicitando adicionalmente una resolución respecto al reclamo original, encontrándose actualmente a la espera de una resolución por parte del Municipio.

Municipalidad de Villa Regina, Provincia de Río Negro: el reclamo asciende a $ 1.939.343 sin incluir accesorios y multas. La Sociedad ha presentado el correspondiente descargo administrativo, encontrándose a la espera de la resolución que adopte el Municipio.

Municipalidad de Cutral-Có - Provincia del Neuquén

Con fecha 22 de septiembre de 2000, la Sociedad fue notificada de la sentencia dictada por la Corte Suprema de Justicia de la Nación, en virtud de la cual declara formalmente el Recurso Extraordinario interpuesto por la misma y revoca la sentencia apelada declarando la nulidad de las actuaciones cumplidas por ante la Justicia Provincial, en la medida que se opongan a la competencia de la Justicia Federal, con asiento en la ciudad de Zapala. Todo ello con motivo de un reclamo por el pago de $ 133.992 en concepto de capital y $ 8.600 presupuestados para responder a intereses y costas correspondiente al período enero de 1993 a octubre de 1996 inclusive. La Municipalidad trabó embargo por un monto de $ 10.664. La Sociedad mantiene una previsión de $ 71.296, que se incluye dentro del rubro Previsiones.

Adicionalmente, por el período noviembre de 1996 a noviembre de 1999 inclusive, el Municipio efectuó otro reclamo por $ 144.300 en concepto de capital y $ 41.000 en concepto de intereses y costas. El Municipio interpuso formal demanda de apremio y trabó embargo por $ 185.300. La Sociedad ha contestado la demanda oponiendo excepciones al progreso de la acción. Se dictó sentencia desfavorable para nuestra parte y se interpuso Recurso de Apelación, el que se encuentra pendiente de resolución.

La Sociedad mantiene una previsión de $ 92.650 por este concepto, la cual se incluye dentro del rubro Previsiones.

En opinión de la Sociedad, exceptuando los litigios mantenidos con las Municipalidades de Viedma, Cutral-Có y Neuquén, los cuales fueron previsionados, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

d. Impuesto de Sellos

Con respecto a este impuesto, la situación es la siguiente:

d.1. Provincia de Río Negro:

d.1.1. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

NOTA 13: (continuación)

Con fecha 6 de Abril de 2001 la transportista ha comunicado a la Sociedad que la D.G.R. le ha rechazado el recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando de esta forma la D.G.R. habilitada para la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a fin de poder discutir la cuestión en sede judicial, deberá indefectiblemente depositar el monto total de la pretensión fiscal.

A la fecha de los presentes estados contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 7,8 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 2,6 millones corresponden a impuesto y $ 5,2 millones a multas.

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, informando que posteriormente presentó el correspondiente Recurso Administrativo de Alzada. A la fecha de los presentes estados contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 0,3 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 0,15 millones corresponden a impuesto y $ 0,15 millones a multa; montos que la Sociedad en el eventual caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

d.1.2. Asimismo, la D.G.R. ha reclamado el ingreso del impuesto sobre ofertas irrevocables de venta de gas a clientes. Con fecha 9 de febrero de 2001, la Sociedad presentó Recursos Administrativos de Apelación ante la notificación del rechazo de los Recursos de Reconsideración interpuestos oportunamente. El monto total reclamado asciende a $ 0,6 millones, correspondientes a $ 0,2 millones en concepto de impuesto y $ 0,4 millones en concepto de intereses y multas (50% a cargo de la Sociedad). A la fecha de los presentes Estados Contables la Sociedad no ha recibido repuestas a los recursos interpuestos.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que fueron instrumentadas las operaciones, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

d.2. Provincia de Tierra del Fuego:

La Sociedad ha contestado la vista previa, presentada por la Dirección de Rentas de la Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, reclamando el sellado de los distintos instrumentos originados en la privatización de la distribución de gas natural en el marco de la Ley 24.076 y que en su conjunto conforman las medidas jurídicas destinadas a privatizar la actividad, por un monto de $ 0,14 millones, monto que no incluye intereses ni accesorios. Actualmente la Sociedad se encuentra a la espera de una resolución.

d.3. Provincia del Neuquén:

d.3.1. La Dirección de Rentas del Neuquén corrió vista definitiva por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas conjuntamente con Camuzzi Gas Pampeana S.A., y ordenes de compra a proveedores por la suma total del impuesto que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista que hasta el momento no ha sido resuelta.

Al 30 de junio de 2001 la Sociedad mantiene contabilizada una previsión de $ 0,6 millones por este concepto.

d.3.2. La Dirección de Rentas de la Provincia determinó el ingreso del Impuesto de Sellos sobre la transferencia de activos afectados al servicio, como consecuencia del proceso de privatización de Gas del Estado S.E.. El monto total determinado asciende a $ 1,8 millones, conformado de la siguiente manera: $ 0,5 millones equivalentes al 100% del impuesto, $ 0,4 millones en concepto de intereses y $ 0,9 millones en concepto de multa. El reclamo fue formulado a Gas del Estado S.E. y a la Sociedad en forma conjunta. La empresa ha realizado el correspondiente descargo no habiendo sido resuelto hasta la fecha.

d.3.3. Con fecha 3 de abril de 2001 la Dirección General de Rentas notificó la re-liquidación del impuesto por igual importe, que oportunamente determinara, respecto del Impuesto a los Sellos por la suma de $ 0,7 millones correspondiente al 100 % del impuesto y $ 2,1 millones en concepto de multa, derivado de los contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. antes de la fecha de toma de posesión y cuando Gas del Estado S.E. era el único accionista de la Sociedad.

La Sociedad ha notificado a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E. que, de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del estado S.E. o el Estado Nacional.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

La Sociedad interpuso Recurso de Reconsideración contra la determinación del Fisco, encontrándose actualmente a la espera de una resolución.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en d.3.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados en d.2. y d.3.

d.4. Provincia de Santa Cruz:

Con fecha 29 de diciembre de 1999 la Dirección General de Rentas de la Provincia de Santa Cruz confirió vista de las actuaciones administrativas a través de las cuales ha determinado una deuda por Impuesto a los Sellos, por ofertas irrevocables de compra/venta de gas firmadas por la Sociedad y Camuzzi Gas Pampeana S.A. El reclamo efectuado a la Sociedad asciende a $ 7,5 millones correspondiente al 100 % del impuesto (50% a cargo de la Sociedad). Asimismo la Dirección General de Rentas efectuó un reclamo en forma conjunta a la Sociedad y a Camuzzi Gas Pampeana S.A. de $ 1,5 millones, importe que equivale al 100 % del impuesto (50% a cargo de las Sociedades).

La Sociedad, conjuntamente con Camuzzi Gas Pampeana S.A., presentó descargos a las vistas recibidas, que a la fecha de los presentes Estados Contables no han sido aún contestadas.

Asimismo, la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes estados contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la Sociedad $ 0,9 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que los contratos fueron instrumentados, existen sustanciales defensas a oponer en sede judicial, y por lo tanto no se considera probable una resolución desfavorable respecto del mencionado reclamo.

NOTA 13: *(continuación)*

e. Aspectos Regulatorios

Con fecha 24 de marzo de 1998, el Enargas, mediante la Resolución N° 588/98 intimó a Camuzzi Gas del Sur S.A. a devolver a los usuarios aproximadamente $ 4,5 millones en concepto de "apartamiento de la calidad de gas prescripta por la Licencia y la Resolución N° 113/94, en los términos del Capítulo X de la Licencia", por el plazo comprendido entre Enero 1996-Marzo 1997. Dicha resolución fue recurrida por la Sociedad ante la Secretaría de Energía cuestionando el plazo y los procedimientos aplicados por la Autoridad Regulatoria para la determinación del monto.

Asimismo con fecha 7 de enero de 1999, la Secretaría de Energía emitió un pronunciamiento técnico preliminar, en el que interpreta que lo exigido por el Enargas debe aplicarse por el período septiembre 1996-marzo 1997. Conforme a lo mencionado precedentemente, la Sociedad devolvió a los usuarios aproximadamente $ 1,2 millones, calculados de acuerdo a la metodología indicada en dicho pronunciamiento preliminar.

A la fecha de los presentes estados contables, aún está pendiente de emisión la resolución definitiva por parte de dicho organismo. Al 30 de junio de 2001 la Sociedad ha previsionado aproximadamente $ 1,3 millones por dicho concepto.

En opinión de la Sociedad se considera que el monto previsionado es suficiente para hacer frente a este reclamo.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas del Sur S.A., por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

Posteriormente la parte actora apeló la caducidad de instancia decretada por el Juez de la causa. El fallo de la Cámara de Apelaciones confirmó la caducidad, dando por finalizado el proceso mencionado.

Con fecha 6 de junio de 2001 fue interpuesta nuevamente formal demanda contra la Sociedad, la cual procedió a efectuar su correspondiente descargo.

La Sociedad ha constituido una previsión para hacer frente al reclamo por $ 0,2 millones, a la fecha de los presentes Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 467, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas del Sur S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K los que una vez analizados por el ENARGAS fueron aprobados a fines de octubre de 1997 para las subzonas Buenos Aires Sur, Tierra del Fuego y Santa Cruz. Asimismo, y dado las particularidades de la zona, se ha definido la creación de la subzona Cordillerana con un factor K asociado a obras de refuerzo en el respectivo gasoducto.

Paralelamente el ENARGAS definió un factor de eficiencia (X) de 4,6% para Camuzzi Gas del Sur S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio, manteniendo de esta manera rentabilidad justa y razonable establecida en la ley de gas.

NOTA 15: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001. b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo ha sido ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de julio de 2000.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (continuación)

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1° de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vió obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de Septiembre de 2000, el Enargas ha contestado la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (continuación)

- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

A la fecha de los presentes estados contables la medida cautelar no se encuentra firme y el marco legal regulatorio previsto en la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 (en el que se establecen las "Reglas Básicas de la Licencia" (RBL)) se encuentra plenamente vigente, por lo que la Empresa tiene derecho a incluir el PPI en su tarifa.

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669 y se ha procedido a devengar:

- Un crédito corriente de $ 1.917.111 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Un crédito no corriente de $ 8.861.483 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.
- Una deuda corriente de $ 303.113 correspondiente al ajuste por PPI en la compra de gas y transporte del periodo comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Una deuda no corriente de $ 1.367.304 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio	Altas	Transferencias	Bajas	Valor al cierre del período	Depreciaciones: Acumuladas al comienzo del ejercicio	Depreciaciones del período: (1) Monto	Depreciaciones del período: Transferencias	Depreciaciones del período: Bajas	Depreciaciones: Acumuladas al cierre del período	Neto Resultante al 30.06.01	Neto Resultante al 30.06.00
	$	$	$	$	$	$	$	$	$	$	$	$
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577	1.712.877
Inmuebles en Propiedad Horizontal	4.170.600	-	-	-	4.170.600	210.007	42.575	-	-	252.582	3.918.018	4.003.005
Edificios	6.779.341	-	1.599.615	-	8.378.956	2.172.948	122.639	-	-	2.295.587	6.083.369	5.023.049
Instalaciones	8.750.980	17.485	-	-	8.768.465	1.980.116	156.144	-	-	2.136.260	6.632.205	6.878.292
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	920.958	-	-	24.523.618	53.924.954	53.453.461
Ramales Principales y Secundarios	35.523.388	-	-	-	35.523.388	6.947.561	460.534	-	-	7.408.095	28.115.293	28.821.579
Redes de Distribución	140.653.276	1.753.964	77.307	-	142.484.547	28.923.176	2.153.531	-	-	31.076.707	111.407.840	105.788.641
Maquinarias y Equipos	2.594.700	55.598	-	-	2.650.298	733.163	57.689	-	-	790.852	1.859.446	1.741.687
Estaciones Reductoras	12.378.879	-	-	-	12.378.879	1.631.480	188.991	-	-	1.820.471	10.558.408	8.290.355
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	126.830	(1.245.435)	-	1.301.773	4.775.948	6.353.871
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	78.108	1.245.435	-	1.323.543	1.807.223	-
Rodados	4.269.076	6.324	-	(35.959)	4.239.441	3.129.325	139.986	-	(35.959)	3.233.352	1.006.089	1.273.581
Muebles y Útiles	994.277	41.242	-	-	1.035.519	348.183	32.030	-	-	380.213	655.306	597.118
Medidores para Gas	22.887.511	1.949	438.314	(41.491)	23.286.283	7.225.674	548.867	-	(18.696)	7.755.845	15.530.438	14.776.899
Cilindros para Gas	475.214	-	-	-	475.214	159.063	17.189	-	-	176.252	298.962	301.402
Obras en Curso	11.235.370	5.700.248	(1.541.526)	-	15.394.092	-	-	-	-	-	15.394.092	19.637.412
Equipos de Computación	1.745.185	22.940	-	-	1.768.125	1.180.069	123.583	-	-	1.303.652	464.473	660.425
Equipos de Comunicación	4.378.666	12.908	-	-	4.391.574	2.305.091	236.846	-	-	2.541.937	1.849.637	2.281.579
Materiales en Almacenes	1.560.429	923.314	(438.314)	(562.907)	1.482.522	-	-	-	-	-	1.482.522	1.996.619
Anticipos a Proveedores	1.241.070	233.577	(135.396)	-	1.339.251	-	-	-	-	-	1.339.251	1.042.781
TOTAL AL 30.06.01	348.993.598	8.769.549	-	(640.357)	357.122.790	82.968.894	5.406.500	-	(54.655)	88.320.739	268.802.051	-
TOTAL AL 30.06.00	333.239.879	9.578.561	-	(457.199)	342.361.241	72.539.371	5.187.237	-	-	77.726.608	-	264.634.633

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio	Aumentos	Bajas	Valor al cierre del periodo	Amortizaciones				Neto Resultante al 30.06.01	Neto Resultante al 30.06.00
					Acumuladas al comienzo del ejercicio	Del periodo		Acumuladas al cierre del periodo		
						Alícuota Anual	Monto (1)			
	$	$	$	$	$	%	$	$	$	$
Gastos de organización, preoperativos y relativos a la emisión de Obligaciones Negociables	2.659.282	-	-	2.659.282	2.432.510	20	117.396	2.549.906	109.376	344.462
Software de sistemas de computación	1.010.063	27.353	-	1.037.416	191.656	20	78.732	270.388	767.028	313.301
Total al 30.06.01	3.669.345	27.353	-	3.696.698	2.624.166	-	196.128	2.820.294	876.404	-
Total al 30.06.00	3.196.942	12.631	(100.000)	3.109.573	2.307.454	-	144.356	2.451.810	-	657.763

(1) El destino contable de las amortizaciones del periodo se informa en el Anexo "H".

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
Inversiones

Anexo "C"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V. N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES				
Fondos Comunes de Inversión:				
Banco Rio	3.500.000	1,000000	3.500.000	-
Banque Nationale de Paris	2.500.000	1,000000	2.500.000	-
ABN-Amro Bank	1.550.000	1,000000	1.550.000	-
Acciones				
INDUPA S.A.I.C.	14.710	0,340000	5.002	10.812
TOTAL INVERSIONES			7.555.002	10.812

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
Otras Inversiones

Anexo "D"

CUENTA PRINCIPAL Y CARACTERISTICAS	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES CORRIENTES		
Depósitos a Plazo Fijo	-	5.551.279
TOTAL	-	5.551.279

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $		Aumentos $	Disminuciones $	Saldos al 30.06.01 $	Saldos al 30.06.00 $
Deducidas del Activo						
Para Deudores Incobrables	7.909.460	(1)	194.673	-	8.104.133	7.127.786
Del Pasivo						
Para Juicios	4.024.820	(2)	354.952	600.000	3.779.772	4.186.981
Para Moratoria Impositiva	-	(3)	11.430.000	10.925.803	504.197	-
TOTAL	11.934.280		11.979.625	11.525.803	12.388.102	11.314.767

(1) Imputado a Gastos de Comercialización en el Anexo "H"
(2) Imputado a Gastos de Administración en el Anexo "H"
(3) Imputado a Resultados Extraordinarios (Nota 4.l. y 13.b.)

Iniciado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Costo de Ventas

ANEXO "F"

	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio		
Gas Natural	522.345	1.038.084
Subproductos	-	-
Más:		
Compras		
Compras de gas para clientes	53.434.058	48.702.064
Compras de gas para procesamiento	673.604	791.036
Compras de capacidad de transporte para clientes	9.728.483	9.072.324
Compras de capacidad de transporte para procesamiento	36.414	2.490
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	13.690.648	13.674.407
Por procesamiento de gas	1.739.833	1.653.954
Menos:		
Gas Natural (Existencia al cierre del período)	(928.730)	(810.082)
Subproductos (Existencia al cierre del período)	-	-
COSTO DE VENTAS	78.896.655	74.124.277

Inicialado a efectos de su identificación con nuestro Informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Balance Trimestral al 30 de junio de 2001 y 2000

Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.06.01 $	Monto en Moneda Local al 30.06.00 $
Activo Corriente					
Caja y Bancos	U$S	133.088	1,0000	133.088	133.268
Total del Activo Corriente	U$S	133.088	-	133.088	133.268
Total del Activo	U$S	133.088	-	133.088	133.268
Pasivo Corriente					
Proveedores	U$S	782.750	1,0000	782.750	751.365
Préstamos:					
Banco Río	U$S	10.004.318	1,0000	10.004.318	-
Banco ITAU Buen Ayre	U$S	5.001.199	1,0000	5.001.199	-
Scotiabank	U$S	6.001.397	1,0000	6.001.397	-
Banco General de Negocios	U$S	7.453.674	1,0000	7.453.674	-
Banca Nazionale del Lavoro	U$S	9.256.832	1,0000	9.256.832	-
Banco Sudameris	U$S	4.004.932	1,0000	4.004.932	-
Banque Nationale de Paris	U$S	7.805.129	1,0000	7.805.129	-
Bank of Tokio	U$S	4.710.141	1,0000	4.710.141	-
Banco Supervielle	U$S	4.026.354	1,0000	4.026.354	-
Banco Galicia	U$S	-	1,0000	-	1.100.228
Bank Boston	U$S	11.982.558	1,0000	11.982.558	-
Bank Boston - Carta de crédito	U$S	524.892	1,0000	524.892	528.469
Obligaciones Negociables - Capital	U$S	50.557.000	1,0000	50.557.000	-
Obligaciones Negociables - Intereses	U$S	207.846	1,0000	207.846	207.845
Total del Pasivo Corriente		122.319.022	-	122.319.022	2.585.907
Pasivo no Corriente					
Obligaciones Negociables - Capital	U$S	-	-	-	50.557.000
Total del Pasivo no Corriente		-	-	-	50.557.000
Total del Pasivo		122.319.022	-	122.319.022	53.142.907

Inicialado a efectos de su identificación con nuestro Informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total al 30.06.01	Total al 30.06.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	175.320	3.289.891	446.329	1.707.629	1.618.424		7.062.273	7.589.259
Cargas Sociales	-	957.939	131.683	455.777	464.582	-	2.009.981	1.920.714
Honorarios de Directores y Síndicos	-	-	-	57.000	-	-	57.000	142.500
Honorarios por Servicios Profesionales	-	-	11.626	1.408.975	-	-	1.420.601	647.691
Honorarios por Asesoramiento operador técnico	-	1.008.326	-	-	-	-	1.008.326	1.582.154
Materiales Diversos	-	667.768	61.238	-	-	-	729.006	509.366
Servicios y Suministro de terceros	-	937.708	98.097	114.851	598.551	-	1.749.207	1.549.826
Gastos de Correos y Telecomunicaciones	-	185.867	15.493	240.501	69.604	-	511.465	551.203
Arrendamientos	-	118.329	4.493	56.729	44.313	-	223.864	213.325
Transportes y Fletes	-	34.193	1.425	16.393	12.805	-	64.816	62.303
Servidumbres	-	172.885	-	-	-	-	172.885	153.650
Materiales de Oficina	-	68.921	2.783	33.042	25.811	-	130.557	136.978
Viajes y Estadías	-	194.487	29.021	50.391	72.834	-	346.733	342.536
Primas de Seguros	-	68.676	5.638	35.428	27.674	-	137.416	124.085
Mantenimiento y Reparación de Bienes de Uso	-	614.420	16.366	71.990	56.234	-	759.010	296.424
Amortización de Bienes de Uso	-	4.989.861	95.298	180.414	140.927	-	5.406.500	5.187.237
Amortizaciones de Bienes Intangibles	-	-	-	196.128	-	-	196.128	144.356
Impuestos, Tasas y Contribuciones	-	237.533	876	981.060	88.393	-	1.307.862	975.266
Publicidad y Propaganda	-	-	-	-	62.512	-	62.512	65.397
Deudores Incobrables	-	-	-	-	194.673	-	194.673	411.464
Gastos y Comisiones bancarias	-	-	-	206.980	-	-	206.980	164.394
Intereses Operaciones Financieras	728.853	-	-	-	-	3.058.676	3.058.676	1.763.746
Diferencias de Cambio	-	-	-	-	-	7.921	7.921	2.229
Intereses Otros	-	-	-	-	-	346.984	346.984	397.567
Gastos Diversos	-	143.862	28.627	511.837	53.876	-	738.202	582.126
Procesamiento de Líquidos	-	-	791.040	-	-	-	791.040	789.760
Totales al 30.06.01	902.173	13.690.648	1.739.833	6.325.125	3.531.213	3.413.581	28.700.400	-
Totales al 30.06.00	880.350	13.674.407	1.653.954	5.097.362	3.716.311	2.163.544	-	26.305.578

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Reseña informativa
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a 172,0 millones, y fueron principalmente a Industrias (13 %), Residenciales (64 %), Comerciales (18 %), Transporte a Industrias (3 %) y otros (2 %).

Las entregas de gas durante el período totalizaron 1.126,8 millones de metros cúbicos, equivalentes a un volumen promedio diario de despacho de 6,23 millones de metros cúbicos. Adicionalmente, se transportaron 182,7 millones de metros cúbicos de gas para Industrias. Se utilizó el 65 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 54,1 millones y $ 9,8 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del ejercicio.

Durante el período se incorporaron 9.326 nuevos clientes, llegando al total de 418.558 clientes al 30 de junio de 2001. El incremento de clientes fue del 2,2 %, neto de los cierres por falta de pago efectuados.

Se finalizó la reparación del gasoducto Filo Morado – Chos Malal (Provincia del Neuquén) en la zona que fuera afectada por aluviones, restituyéndole a ese tramo las condiciones de seguridad operativa correspondientes.

Se encuentra en estado avanzando de obra la construcción de los gasoductos Neuquén – Plottier y Godoy – Chichinales que permitirán desafectar una parte importante del antiguo gasoducto Senillosa – Chelforó.

Se iniciaron las obras correspondientes a la renovación de tramos del gasoducto San Sebastián – Ushuaia. Al momento estas obras están interrumpidas por la veda invernal. Su terminación está prevista para fin de año.

Se continúa con la construcción del gasoducto de alimentación a la Ciudad de San Antonio Oeste.

Comenzaron los trabajos en las Estaciones de Regulación de Presión y en las instalaciones de Protección Catódica con el fin de adecuarlas a los estándares de calidad del gas establecidos por Enargas en la Resolución N° 1192/99.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Camuzzi Gas del Sur S.A.
Reseña informativa

Se iniciaron los trabajos de acondicionamiento de sistemas de control en Plantas de GLP de Gobernador Costa, General San Martin, Camarones y Río Senguer.

Se comenzó la etapa de implementación de normas ISO 14000, con el compromiso de todo el cuerpo gerencial.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, personal de CGS participó del mismo en calidad de veedores, evaluando los resultados en forma satisfactoria.

Se cumplimentó el programa de campañas de prevención dirigidas a la comunidad en temas de seguridad y protección ambiental, a través de medios masivos y particularmente con actividades en escuelas de nivel primario, las que llegaran a más de 9000 alumnos en el área de concesión.

Se realizó la revisión de los procedimientos de Investigación de siniestros y Odorización.

La economía del país sigue afectada por la alta volatilidad registrada en los mercados financieros. Si bien el Gobierno pudo aliviar el peso de los vencimientos de deuda pública para el corto y mediano plazo, a través de un canje voluntario de deuda (récord en términos de monto implicado), los activos argentinos siguen experimentado fuertes bajas. La Bolsa (medida a través del índice Merval) acumula al 30 de junio una caída del 25% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles de 10%. A raíz de esto se ha verificado una notoria retracción en el crédito de la economía y un aumento en la incertidumbre.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones.

El monto operado en colocaciones financieras durante el período fue de Pesos 119,9 millones, con un plazo promedio de 1,5 días y una tasa promedio de 8,57 %.

El total de tomas acumuladas durante el mismo período fue de Pesos 896,0 millones, con un plazo promedio de 7 días y a una tasa promedio de 8,89 %.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 8,8 millones durante el período.

ESTRUCTURA PATRIMONIAL COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Activo corriente	127.174.402	102.352.949	86.678.621	82.732.231	90.297.149
Activo no corriente	281.267.932	272.663.792	261.898.186	254.200.923	245.391.388
Total	408.442.334	375.016.741	348.576.807	336.933.154	335.688.537
Pasivo corriente	168.628.188	54.613.551	54.941.640	42.494.432	43.303.505
Pasivo no corriente	13.815.127	66.559.177	67.013.922	59.451.802	55.527.057
Subtotal	182.443.315	121.172.728	121.955.562	101.946.234	98.830.562
Patrimonio neto	225.999.019	253.844.013	226.621.245	234.986.920	236.857.975
Total	408.442.334	375.016.741	348.576.807	336.933.154	335.688.537

Camuzzi Gas del Sur S.A.
Reseña informativa

ESTRUCTURA DE RESULTADOS COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06. $
Resultado operativo ordinario	19.854.266	20.265.071	20.138.963	15.988.270	13.916
Otros ingresos y egresos	663.045	443.426	309.278	(413.447)	253
Resultados financieros netos	(2.092.306)	(1.277.528)	(1.711.839)	(1.669.589)	(1.023
Impuesto a las Ganancias	(5.437.168)	(5.393.529)	(7.198.112)	(6.433.657)	(2.620.
Resultado Ordinario	12.987.837	14.037.440	11.538.290	7.471.577	10.525.
Resultados Extraordinarios	(11.430.000)	-	-	-	-
Resultado Neto – Pérdida	1.557.837	14.037.440	11.538.290	7.471.577	10.525.

INDICES	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.9 $
Liquidez	0,75	1,87	1,58	1,95	2,09
Endeudamiento	0,81	0,48	0,54	0,43	0,42

DATOS ESTADISTICOS (miles de m3)	30.06.01	30.06.00	30.06.99	30.06.98	30.06.(
Volumen de gas natural disponible para la venta (1)	1.126.759	1.146.798	1.305.431	1.048.978	1.071.21
Volumen de ventas gas natural (1)	1.125.073	1.125.431	1.289.028	1.039.777	1.036.93
Volumen de venta de gas propano indiluido por redes	15.124	13.058	11.554	10.962	11.61!

(1) No incluye volumen de transporte a industrias.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañia para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 3 % con respecto al mismo período del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

00171

Michael Morgan
Presidente



Camuzzi Gas del Sur S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	12.887.067
Hasta 6 meses	11.410.502
Hasta 9 meses	559.534
Hasta 1 año	477.654
Hasta 2 años	30.891.939
Más de 2 años	1.255.769
	57.482.465

Deudas

De plazo vencido $544.084

b) Créditos:

Sin plazo establecido a la vista: $19.029.090

Deudas:

Sin plazo establecido a la vista: $21.845.077

c) Créditos a vencer:

	$
Hasta 3 meses	49.234.169
Hasta 6 meses	139.519
Hasta 9 meses	138.846
Hasta 1 año	43.372
De 1 a 2 años	451.378
A más de 2 años	238.144
	50.245.428



Deudas a vencer:

	$
Hasta 3 meses	98.438.157
Hasta 6 meses	51.284.461
Hasta 9 meses	7.000.000
Hasta 1 año	3.331.536
De 1 a 2 años	-
	160.054.154

4- Créditos:

	En moneda nacional		En moneda extranjera	
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan Intereses $
Cred. Ctes.	103.224.714	11.942.792	-	-
Cred.no Ctes.	2.139.413	9.450.064	-	-
Total	**105.364.127**	**21.392.856**	**-**	**-**

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan intereses $	No devengan Intereses $
Pas. Ctes.	44.038.544	303.113	1.192.405	121.126.615	1.967.51
Pas. no Ctes.	1.000	1.367.304	-	-	12.446.82
Total	**44.039.544**	**1.670.417**	**1.192.405**	**121.126.615**	**14.414.33**

5- No aplicable.

6- No existen.

7- El monto incluido en el rubro Bienes de Cambio corresponde a Gas Natural; dada la poca significatividad y su alta rotación no se considera relevante la toma de inventarios físicos.

8- El criterio de valuación utilizado se encuentra explicado en la Nota 3 a los Estados Contables.

9- No existen.

10- No existen.

11- No existen.

12- Ver Nota 3.e, 3.f y 3.g a los Estados Contables.

13-

Rubros	Valor Asegurado $	Riesgo Cubierto	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles		Todo riesgo	
Subtotal	12.579.481		12.463.916
Instalaciones	2.112.131	Todo riesgo	6.632.205
Estaciones Reductoras	15.455.500	Todo riesgo	10.558.408
Equipos para proceso	31.378.535	Todo riesgo	4.775.948
Equipos de computación y comunicaciones	1.100.000	Todo riesgo	2.314.110
Rodados	132.000	Robo, incendio y destrucción.	1.006.089
Total Asegurado	62.757.647		37.750.676

14- No existen.

15- Ver Nota 13 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 25 de julio de 2001

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS DEL SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 15 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la

información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Ci
Firma miembro de PricewaterhouseCooper
Av. A. Moreau de Justo 270, Pisc
C1107AAF Ciudad de Buenos Ai
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas del Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas del Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISION LIMITADA

Hemos examinado el balance trimestral de Camuzzi Gas del Sur S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 15 y cuadros anexos A, B, C, D, E, F, G y H, la reseña informativa y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 27 de julio de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 174.026.090.



PRICEWATERHOUSECOOPERS

04038

4.3. Al 30 de junio de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 198.819, no siendo exigibles a dicha fecha.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

C.P.C.E. C.F. To.1 Fo 17 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246


Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires

N° E 202755

Buenos Aires, 27/7/2001 01 0 T. 41 Legalización N° 004358

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/7/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a CAMUZZI GAS DEL SUR S.A. para ser presentada ante ... que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matrícula CP T° 0042 F° 246 y que se han efectuado los controles de matrícula vigente, incumbencias y control formal del informe profesional y de concordancia formal de ... la firma y que firma en carácter de socio de: HARTENECK LOPEZ Y CIA.

LA PRESENTE LEGALIZACIÓN NO ES VÁLIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIÓN.

225999 0

DR. JUAN CARLOS RICO
CONTADOR PÚBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

ACTA N° 153: En la ciudad de Buenos Aires, a los 27 días del mes de agosto de 2001, siendo las 11 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS DEL SUR S.A. que firman al pie. Preside la reunión, el señor Presidente George Michael Morgan quien advirtiendo que existe quórum unánime, declara abierto el acto a los efectos de tratar el siguiente orden del día: **1) Adquisición del capital social de CS Sur S.A.** Toma la palabra el señor Presidente, y manifiesta que resulta conveniente contar con una sociedad controlada que pueda ser utilizada para realizar ciertas actividades relativas al objeto social de la compañía. Manifiesta asimismo que existe la posibilidad de acceder a la compra, a valor nominal de las acciones integradas, de la totalidad del capital social de CS SUR SOCIEDAD ANONIMA, la cual a la fecha no ha iniciado sus actividades. Luego de una breve deliberación, los señores Directores resuelven por unanimidad que la Sociedad adquiera las acciones representativas del capital social de la compañía antes mencionada, en la suma de su valor nominal integrado a la fecha. **2) Designación de representante para la Asamblea Unánime Autoconvocada de CS SUR S.A. e instrucciones de voto:** El señor Presidente manifiesta que, una vez concluida la transacción aprobada en el punto anterior, resulta conveniente proceder a la readecuación del Estatuto Social de esa compañía y el reemplazo de los actuales Directores. En tal sentido, propone a los Directores presentes, designar un representante, para que concurra a la Asamblea de CS SUR y mocione por la readecución del estatuto social, la designación de un nuevo Directorio y de una Comisión Fiscalizadora. Los señores Directores aprueban por unanimidad la moción del señor presidente y resuelven designar al señor Pedro Serrano Espelta como representante de la sociedad en la mencionada Asamblea. **3) Información a la Bolsa de Comercio de Buenos Aires y la Comisión Nacional de Valores.** En virtud de lo resuelto en el punto anterior, los señores Directores resuelven comunicar a la Bolsa de Comercio de Buenos Aires y a la Comisión Nacional de Valores los detalles de esta transacción, una vez que la misma sea consumada. No habiendo más asuntos que tratar, se levantó la sesión siendo las 12 horas.

Morgan

Serrano

Bianco

ACTA N° 59: En la ciudad de Buenos Aries, a los 25 días del mes de julio de 2001, siendo las 9 horas, se reúnen los miembros de la Comisión Fiscalizadora de CAMUZZI GAS DEL SUR S.A., señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Alfonso de Laferrere quien manifiesta que el Directorio ha sometido para su consideración el Balance al 30 de junio de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones se redacta el siguiente informe: "**INFORME DE LA COMISION FISCALIZADORA** Señores Accionistas de CAMUZZI GAS DEL SUR S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. **I) DOCUMENTOS EXAMINADOS** a) Balance al 30 de junio de 2001. b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001. c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001. d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001. e) Notas 1 a 15 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001. f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires **II) ALCANCE DEL EXAMEN** Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a

00182

los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente. **III) MANIFESTACION DE LA COMISION FISCALIZADORA** En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se

encuentran considerados en los estados contables; b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente. d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 25 de julio de 2001. Alfonso de Laferrere Por Comisión Fiscalizadora". No habiendo más asuntos que tratar, se levantó la reunión siendo las 9,30 horas.

6



0 1 6 2 5 4

COMISION NACIONAL DE VALORES

Buenos Aires, 27 de julio de 2001

27 JUL 01 14 37

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Estados Contables al 30/06/01 de la sociedad controlada IV Invergas S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada IV Invergas S.A. correspondientes al período de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia debidamente certificada del acta de Comisión Fiscalizadora n° 11 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia debidamente suscripta en original por el señor Presidente de la sociedad controlada del acta de Directorio N° 22 de fecha 25 de julio de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente.

Atentamente,

G M Morgan

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



I.V. Invergas S.A.



I. V. Invergas S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el 30 de junio de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: I.V. Invergas S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Inversión	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 23 de diciembre de 1998
	De las modificaciones (última): 30 de enero de 2001
No. de inscripción en la Inspección General de Justicia: 15.970	
Fecha de vencimiento del Estatuto o Contrato Social: 23 de diciembre de 2097	

Denominación de la sociedad controlante: Camuzzi Gas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal
Actividad principal: Prestación del servicio público de distribución de gas natural
Participación en el patrimonio y en los votos: 99,999972%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
3.512.000	Ordinarias Escriturales	1	3.512.000	3.512.000

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	7.997	978.497
Inversiones	38.811	-
Créditos por Ventas (Nota 3.b)	226.666	433.517
Otros Créditos (Nota 3.c)	449.888	325.052
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	723.362	1.823.466
ACTIVO NO CORRIENTE		
Otros Créditos (Nota 3.c)	4.419.304	3.490.351
Bienes de Uso (Anexo "A")	108.696	92.739
Activos Intangibles	253.324	296.843
Otros Activos (Nota 3.d)	3.692.260	2.531.880
Total del activo no corriente	8.473.584	6.411.813
TOTAL DEL ACTIVO	9.196.946	8.235.279

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Cuentas por Pagar (Nota 3.e)	59.479	562.708
Préstamos (Nota 3.f)	148.156	-
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 4)	1.587.811	168.091
Deudas Fiscales (Nota 3.g)	483.615	568.519
Otros Pasivos (Nota 3.h)	170.728	234.337
Previsiones	82.859	48.507
Total del pasivo corriente	2.532.648	1.582.162
TOTAL DEL PASIVO	2.532.648	1.582.162
Participación de terceros en Sociedades Controladas	1	1
PATRIMONIO NETO	6.664.297	6.653.116
TOTAL DEL PASIVO Y PATRIMONIO NETO	9.196.946	8.235.279

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 3.i)	312.283	204.573
Costo de Ventas (Anexo "F")	(273.346)	(284.193)
Ganancia / (Pérdida) Bruta	38.937	(79.620)
Gastos de Comercialización	(286.173)	(68.649)
Gastos de Administración	(204.082)	(186.460)
(Pérdida) Operativa	(451.318)	(334.729)
Otros Ingresos y Egresos (Nota 3.j)	447.253	-
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	200.586	311.385
Generados por Pasivos	(52.764)	(1.302)
Impuesto a las Ganancias	-	(46.254)
Participación de terceros en Sociedades Controladas	1	1
Ganancia / (Pérdida) del Período	**143.758**	**(70.899)**

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C. F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
VARIACION DE LOS FONDOS		
Fondos al inicio del ejercicio	53.123	2.918.821
(Disminución) de los fondos	(6.315)	(1.940.324)
Fondos al cierre del período	46.808	978.497
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	143.758	(70.899)
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	11.996	10.502
-Amortización de Activos Intangibles	62.290	61.235
-Valor Residual de Bajas de Bienes de Uso	7.895	3.473
-Compras devengadas no pagadas	7.903	116.657
-Aumento de Otros Activos	472.694	-
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	358.818	103.678
-Aumento Previsión para Deudores Incobrables	240.464	55.904
-Provisión Impuesto a los Ingresos Brutos	12.845	27.185
-Aumento de Otros Pasivos	-	12.163
	1.174.905	390.797
Menos: partidas que no representan origenes de fondos		
-Aumento de Otros Créditos	(961.005)	(5)
-Disminución Previsión para Deudores Incobrables	(47.491)	-
-Intereses Devengados y no Cobrados	(320.980)	(236.440)
-Ventas Devengadas y no Cobradas	(274.947)	(356.269)
-Disminución de Otros Pasivos	(2.006)	(5.600)
	(1.606.429)	(598.314)
Participación de terceros en Sociedades Controladas	(1)	(1)
Fondos (Aplicados) a las Operaciones	(287.767)	(278.417)
Otras Aplicaciones de Fondos		
-Disminución de Otros Pasivos	(7.138)	(146.918)
-Disminución Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	(270.086)
-Disminución de Deudas Fiscales	4.243	(327.466)
-Adquisición de Bienes de Uso	(33.119)	(65.393)
-Altas de Activos Intangibles	(46.760)	(91.869)
-Aumento de Otros Activos	(223.797)	(860.852)
-Disminución de Cuentas por Pagar	(569.667)	(286.724)
Total Otras Aplicaciones de Fondos	(876.238)	(2.049.308)
Total Aplicaciones de Fondos - Transporte	(1.164.005)	(2.327.725)

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01 $	30.06.00 $
Total Aplicaciones de Fondos - Transporte	(1.164.005)	(2.327.725)
Origenes de Fondos		
-Disminución Créditos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	104.544	29.905
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	240.000	-
-Aumento Préstamos Financieros	148.156	-
-Disminución de Otros Créditos	312.597	62.517
-Disminución de Créditos por Ventas	352.393	294.979
Total Origenes de Fondos	1.157.690	387.401
(Disminución) de los fondos	(6.315)	(1.940.324)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel Gonzalez Garcia
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 82 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los estados contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de junio de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los ejercicios finalizados en dichas fechas, con los estados contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Se han utilizado los Estados Contables de la sociedad controlada Distribuidora Gesell Gas S.A. al 30 de junio de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por I.V. Invergas S.A. para la elaboración de sus Estados Contables.

Adicionalmente, los criterios de valuación de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la controlante, son los siguientes:

a) Otros Créditos

- Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria, se financian con la contribución de mejoras, aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la ciudad de Villa Gesell.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación se documenta a través de certificados de deuda, los cuales son emitidos por la subdistribuidora y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los créditos por contribución de mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

- Corrientes:

Al 30 de junio de 2000 corresponde a la Planta de almacenamiento y vaporización de GLP que fuera desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

- No Corrientes:

Corresponden a la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 5). Asimismo, se incluyen los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver Nota 2.a)

c) Bienes de Uso

Los Bienes de Uso incorporados hasta el 31 de agosto de 1995 han sido reexpresados a dicha fecha, mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netos de depreciaciones acumuladas.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las depreciaciones se calculan siguiendo el método de la línea recta, cuya alícuota se determina en base a la vida útil asignada a los bienes.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en un período de tres años computados sobre base mensual.

e) Impuesto a la Ganancia Mínima Presunta

De acuerdo a lo establecido por la Ley N° 25.063 se estableció el impuesto a la ganancia mínima presunta por el término de diez ejercicios anuales. Este impuesto es complementario del impuesto a las ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta grava el 1% de la renta potencial de ciertos activos, siendo la obligación fiscal de la sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del impuesto a las ganancias a ser determinado dentro de los próximos diez períodos fiscales.

f) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

g) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: COMPOSICION DE LOS RUBROS

Balance General

a) Caja y Bancos	30.06.01 $	30.06.00 $
Caja y Fondo Fijo	7.997	2.500
Bancos	-	975.997
Total	7.997	978.497

b) Créditos por Ventas		
Deudores por Ventas	195.814	388.058
Créditos a Recuperar de Usuarios – Producer Price Index	43.661	-
Consumos de Gas no Facturados	57.364	116.640
Subtotal	296.839	504.698
Menos: Previsión Deudores Incobrables	(70.173)	(71.181)
Total	226.666	433.517

c) Otros Créditos
- Corrientes:

Créditos por Contribución de Mejoras (Nota 2.a)	369.866	286.752
Anticipo del Impuesto a las Ganancias (Nota 6)	9.682	19.889
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias (Nota 6)	172.358	50.159
Diversos	25.588	72.661
Subtotal	577.494	429.461
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(127.606)	(104.409)
Total - Transporte	449.888	325.052

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Total Otros Créditos Corrientes - Transporte	449.888	325.052
- No Corrientes:		
Créditos por Contribución de Mejoras (Nota 2.a)	5.888.606	4.650.002
Depósitos en Garantía	2.850	2.850
Subtotal	5.891.456	4.652.852
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.472.152)	(1.162.501)
Total	4.419.304	3.490.351
Total Otros Créditos	4.869.192	3.815.403

d) Otros Activos

	30.06.01 $	30.06.00 $
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y Nota 5)	3.692.260	2.531.880
Total	3.692.260	2.531.880
Total Otros Activos	3.692.260	2.618.280

e) Cuentas por pagar

	30.06.01 $	30.06.00 $
Proveedores	43.333	562.708
Deuda a pagar - Producer Price Index	16.146	-
Total	59.479	562.708

f) Préstamos

	30.06.01 $	30.06.00 $
Adelantos en Cuenta Corriente	148.156	-
Total	148.156	-

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

g) Deudas Fiscales	30.06.01 $	30.06.00 $
Impuesto al Valor Agregado	408.676	458.062
Provisión Impuesto sobre los Ingresos Brutos	12.845	27.185
Provisión Impuesto a la Ganancia Mínima Presunta	57.387	50.159
Impuestos Provinciales y Municipales	4.707	3.685
Provisión Impuesto a las Ganancias	-	29.428
Total	483.615	568.519

h) Otros Pasivos		
Consumidores por Déposito en Garantía	1.150	2.481
Otras Cuentas por Pagar	169.578	231.856
Total	170.728	234.337

Estado de Resultados

i) Ventas Netas		
Ventas de Gas	325.901	217.401
Ventas de Otros Conceptos	19.875	8.255
Impuestos Directos sobre Ventas	(33.493)	(21.083)
Total	312.283	204.573

j) Otros Ingresos y Egresos

Otros Ingresos		
Resultado por Contribución de Mejoras	868.132	-
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	4.412	-
Total	920.035	-

Otros Egresos		
Costo por Construcción de Red	(472.694)	-
Diversos	(88)	-
Total	(472.782)	-
Total Otros Ingresos y Egresos - Ganancia	447.253	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: *(Continuación)*

k) Resultados Financieros y por Tenencia	30.06.01 $	30.06.00 $
Generados por Activos		
Intereses	199.325	286.555
Renta de Títulos y Acciones	-	24.198
Diversos	1.261	632
Total	200.586	311.385
Generados por Pasivos		
Intereses Financieros	(52.261)	(1.302)
Diversos	(503)	-
Total	(52.764)	(1.302)
Resultados Financieros Netos - Ganancia	147.822	310.083

NOTA 4: OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia / (Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas Pampeana S.A.		
-Compra de gas natural	(163.651)	(156.682)
-Servicios administrativos y de personal	(144.476)	(118.227)
-Reintegro gastos de administración	(6669)	(28.111)
-Diversos	(50.735)	(544)

Otras Operaciones		
Camuzzi Gas Pampeana S.A.		
-Adquisición de materiales de almacén	(28.094)	(14.750)
-Servicios administrativos y de personal	-	(19.377)
-Reintegro gastos de administración	-	(74.884)
-Préstamos recibidos	(490.000)	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
Camuzzi Gas del Sur S.A.		
-Servicios administrativos y de personal	-	(2.718)
Deudas		
- Camuzzi Gas Pampeana S.A.	1.587.811	168.091
Total	1.587.811	168.091

NOTA 5: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de junio de 2001. (Ver Nota 2.a).

Asimismo, se incluyen $ 126.798 en Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b).

NOTA 6: IMPUESTO A LAS GANANCIAS Y GANANCIA MINIMA PRESUNTA DE LA SOCIEDAD CONTROLADA

Al 30 de junio de 2001, la Sociedad Controlada como contribuyente del Impuesto a las Ganancias ha generado un quebranto impositivo de aproximadamente $ 79.000 que podrá ser compensado con futuras utilidades impositivas.

Tal como se menciona en Nota 2.e, Distribuidora Gesell Gas S.A., debe pagar el Impuesto a la Ganancia Mínima Presunta.

Dicho pago puede ser computado como pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

En virtud de las proyecciones efectuadas por la Sociedad Controlada, la Gerencia estima la absorción del quebranto impositivo. En consecuencia, el importe a pagar correspondiente al impuesto a la ganancia mínima presunta ha sido reconocido como un crédito.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 7: CAPITALIZACION DE APORTES IRREVOCABLES DE LA SOCIEDAD CONTROLADA

Con fecha 2 de noviembre de 1999 la Sociedad Controlada recibió $ 3.500.000 de I.V. Invergas S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del periodo $	DEPRECIACIONES Acumuladas al comienzo del ejercicio $	DEPRECIACIONES Del período Monto $	DEPRECIACIONES Acumuladas al cierre del periodo $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Instalaciones	410	-	-	-	410	82	20	102	308	349
Maquinarias y Equipos	11.081	2.940	-	-	14.021	1.277	701	1.978	12.043	6.588
Rodados	47.169	-	-	-	47.169	15.166	4.717	19.883	27.286	36.720
Muebles y Útiles	3.259	-	-	-	3.259	652	163	815	2.444	2.770
Medidores para Gas	19.189	-	21.713	-	40.902	816	818	1.634	39.268	9.458
Equipos de Computación	13.914	-	-	-	13.914	9.276	2.319	11.595	2.319	6.957
Equipos de Comunicación	1.070	-	-	-	1.070	428	107	535	535	749
Mejoras sobre inmuebles de terceros	30.460	-	-	-	30.460	5.777	3.151	8.928	21.532	27.834
Materiales en Almacenes	2.390	30.179	(21.713)	(7.895)	2.961	-	-	-	2.961	1.314
TOTAL AL 30.06.01	128.942	33.119	-	(7.895)	154.166	33.474	11.996	45.470	108.696	-
TOTAL AL 30.06.00	51.918	65.964	-	(3.473)	114.409	11.168	10.502	21.670	-	92.739

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ CIA.
Reg. De Asoc. Prof. Universitarios
C.P.C.E. Cap. Fec. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Costo de Ventas Consolidado

ANEXO "F"



	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio	-	-
Más:		
Compras de gas	172.805	169.262
Gastos Operativos	100.541	114.931
Menos:		
Existencia al cierre del período	-	-
COSTO DE VENTAS	273.346	284.193

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $		30.06.01 $	30.06.00 $
ACTIVO			PASIVO		
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	5.497	-	Cuentas por Pagar (Nota 3.c)	3.589	7.019
Inversiones (Anexo "D")	38.811	-	Deudas Sociedades Art. 33 Ley 19.550 (Nota 5)	9.935	7.766
Otros Créditos (Nota 3.b)	12.479	72.004	Otros Pasivos (Nota 3.d)	12.698	10.092
Total del activo corriente	56.787	72.004	**Total del pasivo corriente**	26.222	24.877
ACTIVO NO CORRIENTE					
Inversiones (Anexo "C")	6.633.732	6.605.989			
Total del activo no corriente	6.633.732	6.605.989			
			TOTAL DEL PASIVO	26.222	24.877
			PATRIMONIO NETO (Según estado respectivo)	6.664.297	6.653.116
TOTAL DEL ACTIVO	6.690.519	6.677.993	TOTAL DEL PASIVO Y PATRIMONIO NETO	6.690.519	6.677.993

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martin Blaquier
Presidente

I.V. Invergas S.A.
Estado de Resultados
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
Resultado por Participación en Sociedades Controladas - Ganancia / (Pérdida)	148.171	(54.151)
Gastos de Administración (Anexo "H")	(8.176)	(16.748)
Otros Ingresos (Nota 3.e)	2.206	-
Resultados Financieros y por Tenencia (Nota 3.f) Generados por Activos	1.557	-
Ganancia / (Pérdida) del Período	**143.758**	**(70.899)**

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS		
	Capital Social (Notas 6 y 9) $	Aportes Irrevocables (Nota 9) $	Total $	Reserva Legal $	Resultados no Asignados $	Total del Patrimonio Neto $
Saldos al 01.01.00	12.000	5.335.000	5.347.000	-	1.377.015	6.724.015
* Resolución de la Asamblea General Ordinaria y Extraordinaria de Accionistas del 07.04.00:						
- Reserva Legal	-	-	-	3.498	(3.498)	-
- Capitalización de Aportes Irrevocables	3.500.000	(3.500.000)	-	-	-	-
* Resultado del período de seis meses - (Pérdida)	-	-	-	-	(70.899)	(70.899)
Saldos al 30.06.00	3.512.000	1.835.000	5.347.000	3.498	1.302.618	6.653.116
* Resultado del período complementario de seis meses - (Pérdida)	-	-	-	-	(132.577)	(132.577)
Saldos al 01.01.01	3.512.000	1.835.000	5.347.000	3.498	1.170.041	6.520.539
* Resultado del período de seis meses - Ganancia	-	-	-	-	143.758	143.758
Saldos al 30.06.01	3.512.000	1.835.000	5.347.000	3.498	1.313.799	6.664.297

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 17 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	50.410	-
(Disminución) de los fondos	(6.102)	-
Fondos al cierre del periodo	44.308	-
Aplicaciones de Fondos		
Ganancia / (Pérdida) del periodo	143.758	(70.899)
Más: partidas que no representan erogación de fondos		
-Resultado por participación Sociedades Controladas	-	54.151
-Deudas Soc. Art. 33 Ley 19.550 y Soc. relacionadas	945	1.954
-Compras Devengadas y no Pagadas	-	4.707
-Aumento de Otros Pasivos	-	10.092
	945	70.904
Menos: partidas que no representan origenes de fondos		
-Aumento de Otros Créditos	(421)	(5)
-Disminución de Otros Pasivos	(2.006)	-
-Resultado por participación Sociedades Controladas	(148.171)	-
	(150.598)	(5)
Fondos Aplicados a las Operaciones	(5.895)	-
Otras Aplicaciones de Fondos		
-Disminución de Proveedores	(207)	-
Total Aplicaciones de Fondos	(207)	-
(Disminución) de los fondos	(6.102)	-

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Inversiones
Corrientes:

Corresponden a depósitos a plazo fijo, los cuales se encuentran valuados a su monto original más los intereses devengados al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada Distribuidora Gesell Gas S.A., de la cual se posee el 99,999972 % del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: **(Continuación)**

De acuerdo a lo requerido en la Resolución N° 368/01 de la Comisión Nacional de Valores, se detalla a continuación la información relevante de la sociedad controlada:

Nombre: Distribuidora Gesell Gas S.A.
Fecha de cierre: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30.06.01
Fecha del informe del auditor externo: 25 de julio de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de I.V. Invergas S.A.: 99,999972%
Patrimonio Neto al 30.06.01 de Distribuidora Gesell Gas S.A.: $ 6.633.733

c) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

d) Patrimonio Neto

El Capital Social y los Aportes Irrevocables han sido expresados a su valor nominal.

Los movimientos de las cuentas de patrimonio neto se expresan en moneda corriente del período a que corresponden.

e) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos. Adicionalmente, para la presentación del Estado de Resultados se ha adoptado la Alternativa C de la Resolución Técnica N° 9 de la F.A.C.P.C.E.

f) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: **(Continuación)**

g) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los presentes Estados Contables.

NOTA 3: **COMPOSICION DE LOS RUBROS**

Balance General	30.06.01 $	30.06.00 $
a) Caja y Bancos		
Caja	5.497	-
Total	5.497	-
b) Otros Créditos		
Diversos	12.479	72.004
Total	12.479	72.004
c) Cuentas por pagar		
Proveedores	3.589	7.019
Total	3.589	7.019
d) Otros Pasivos		
Otras Cuentas por pagar	12.698	10.092
Total	12.698	10.092

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martin Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

Estado de Resultados	30.06.01 $	30.06.00 $
e) Otros Ingresos		
Diversos	2.206	-
Total	2.206	-
f) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	1.557	-
Total	1.557	-

NOTA 4: **PLAZOS DE CREDITOS Y PASIVOS**

La composición de créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Otros Créditos $
A vencer		
1er. Trimestre	38.811	-
Subtotal	38.811	-
De plazo vencido	-	-
Sin plazo establecido	-	12.479
Total	38.811	12.479
Que no devengan interés	-	12.479
A tasa fija	38.811	-
Total al 30.06.01	38.811	12.479
Total al 30.06.00	-	72.004

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

Pasivos

	Cuentas por Pagar $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Pasivos $
A vencer			
1er. Trimestre	605	9.935	-
Subtotal	605	9.935	-
De plazo vencido	210	-	-
Sin plazo establecido	2.774	-	12.698
Total	3.589	9.935	12.698
Que no devengan interés	3.589	9.935	12.698
Total al 30.06.01	3.589	9.935	12.698
Total al 30.06.00	7.019	7.766	10.092

NOTA 5: **OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550**

Resultados - (Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas Pampeana S.A.		
-Servicios administrativos y de personal	(1.890)	(1.874)
-Reintegro de gastos de administración	-	(80)
Deudas		
- Camuzzi Gas Pampeana S.A.	9.935	7.766
Total	9.935	7.766

NOTA 6: **ESTADO DEL CAPITAL**

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por Fecha	Aprobado por Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	18.12.98	Acta Constitutiva	23.12.98
Inscripto, Suscripto e Integrado	3.500.000	07.04.00	Asamblea Ordinaria y Extraordinaria de Accionistas	22.06.00

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 7: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 8: QUEBRANTO IMPOSITIVO

Al 30 de junio de 2001 los quebrantos impositivos ascienden aproximadamente a $ 37.000 y podrán ser compensados con utilidades impositivas de ejercicios futuros, de acuerdo a la legislación vigente.

NOTA 9: CAPITALIZACION DE APORTES IRREVOCABLES

Con fecha 2 de noviembre de 1999 la Sociedad recibió $ 3.500.000 de Camuzzi Gas Pampeana S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Balance Trimestral al 30 de junio de 2001 y 2000

Inversiones, Acciones, Debentures y Otros Títulos Emitidos en Serie

Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor			% de Participación sobre el Capital Social
					Actividad Principal	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes								
Distribuidora Gesell Gas S.A.	3.577.999	5.335.000	6.633.732	6.633.732	Subdistribución de Gas	3.578.000	6.633.733	99,999972
Total al 30.06.01		5.335.000	6.633.732	6.633.732				
Total al 30.06.00		5.335.000	6.605.989	6.605.989				

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de junio de 2001 y 2000
Otras Inversiones

Anexo "D"

Cuenta Principal y Características	Valor Registrado	
	al 30.06.01 $	al 30.06.00 $
Inversiones Corrientes		
Depósitos a Plazo Fijo	38.811	-
TOTAL	38.811	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Anexo "II"

Rubros	Total al 30.06.01 $	Gastos de Administración $	Total al 30.06.00 $
Honorarios por Servicios	7.265	7.265	16.748
Gastos Generales	104	104	-
Impuestos y Tasas	807	807	-
Totales al 30.06.01	8.176	8.176	-
Totales al 30.06.00		16.748	16.748

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Reseña informativa Consolidada
Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

El resultado del período económico finalizado el 30 de junio de 2001 muestra una ganancia neta de $ 143.758. Debemos remarcar que dadas las características de nuestra Empresa, los resultados aquí presentados están fuertemente influenciados por los de nuestra controlada Distribuidora Gesell Gas S.A..

ESTRUCTURA PATRIMONIAL CONSOLIDADA

	30.06.01 $	30.06.00 $
Activo corriente	723.362	1.823.466
Activo no corriente	8.473.584	6.411.813
Total	9.196.946	8.235.279
Pasivo corriente	2.532.648	1.582.162
Subtotal	2.532.648	1.582.162
Participación de terceros en Sociedades Controladas	1	1
Patrimonio neto	6.664.297	6.653.116
Total	9.196.946	8.235.279

ESTRUCTURA DE RESULTADOS

	30.06.01 $	30.06.00 $
Pérdida Operativa	(451.318)	(334.729)
Otros ingresos y egresos	447.253	-
Resultados financieros y por tenencia	147.822	310.083
Participación de terceros en Sociedades Controladas	1	1
Impuesto a las Ganancias	-	(46.254)
Ganancia / (Pérdida) del período	143.758	(70.899)

INDICES	30.06.01 $	30.06.00 $
Liquidez	0,29	1,15
Endeudamiento	0,38	0,24

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001

El Directorio hace suyos los comentarios vertidos en la Reseña Informativa de nuestra Sociedad Controlada Distribuidora Gesell Gas S.A., la que se adjunta a la presente.

Buenos Aires, 25 de julio de 2001.

Martín Baquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
I.V. INVERGAS S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 9 y Anexos C, D y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes

para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
I.V. Invergas S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de I.V. Invergas S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de I.V. Invergas S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 9 y cuadros anexos C, D y H.

Asimismo, hemos examinado el balance trimestral consolidado de I.V. Invergas S.A y subsidiaria al 30 de junio de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 7 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 28 de julio de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial

consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha y la situación patrimonial consolidada de I.V. Invergas S.A y subsidiaria al 30 de junio de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de seis meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 6 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 3.512.000.

PRICEWATERHOUSECOOPERS

.3. Al 30 de junio de 2001 no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E. C.F. To.1 Fo.77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246


Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 217040 — Legalización Nº 007052

Buenos Aires, 6/ 8/2001 — 01 0 1 47

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/ 7/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a I.V. INVERGAS S.A. para ser presentado ante que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matricula CP Tº 0042 Fº 246 y que se han efectuado los controles de matricula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: HARTENECK, LOPEZ Y CIA. Soc. Tº

jpe 6664,2

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA BUENOS AIRES

DR. NORBERTO VIDAL
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

ACTA N° 11: En la ciudad de Buenos Aires, a los 25 días del mes de julio de 2001, siendo las 8,15 horas, se reúnen los miembros de la Comisión Fiscalizadora de I.V. INVERGAS S.A., señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Presidente, Dr. Alfonso de Laferrere, quien manifiesta que el Directorio ha sometido para su consideración el Balance la 30 de junio de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones, se redacta el siguiente informe: "INFORME DE LA COMISION FISCALIZADORA Señores Accionistas de I.V. INVERGAS S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. **I) DOCUMENTOS EXAMINADOS** a) Balance al 30 de junio de 2001. b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001. c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001. d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001. e) Notas 1 a 9 y Anexos C, D y H correspondientes al período de seis meses terminado el 30 de junio de 2001. **II) ALCANCE DEL EXAMEN** Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados

contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. **III) MANIFESTACIONES DE LA COMISION FISCALIZADORA** En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables; b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I; y c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 25 de julio de 2001 Alfonso de Laferrere Por Comisión Fiscalizadora". No habiendo más asuntos que tratar, se levantó la reunión siendo las 8,30 horas.

Laferrere Hagei Luffi

ACTA N° 22: En la ciudad de Buenos Aires, a los 25 días del mes de julio de 2001, siendo las 12,15 horas, se reúnen los Directores y Síndicos de I. V. INVERGAS S.A., señores Directores Martín Juan Blaquier, George Michael Morgan y Vicente Serra, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Toma la palabra el señor Presidente Martín Juan Blaquier, quien advirtiendo que existe quórum suficiente declara abierto el acto a los efectos de tratar el siguiente punto: **Consideración de los Estados Contables al 30 de junio de 2001**: Se informó a los presentes que se deben considerar los estados contables trimestrales al 30 de junio de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, los señores Directores resuelven por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estados de Origen y Aplicación de Fondos, Notas de los Estados Contables, Anexos a los Estados Contables, al 30 de junio de 2001, y la Reseña Informativa. No teniendo otros temas que tratar se levantó la reunión siendo las 12,30 horas.

Martín Juan Blaquier
Presidente

7

BA

Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 052049

Se ha recibido de CAMUZZI GAS PAMPEANA SA.

la siguiente documentación Balance trimestral al 30/6/01 y doc. art 33 IV inversiones al 30/6/01

Observaciones

Buenos Aires, 27/7/01 a las 15.35 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO

BOLSA DE COMERCIO DE BUENOS AIRES


Camuzzi
Gas Pampeana

Buenos Aires, 27 de julio de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional. Se adjuntan asimismo tres copias simples de la referida documentación.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 64 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia debidamente suscripta en original del acta de Directorio N° 157 de fecha 25 de julio de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES

INICIADOS EL 1° DE ENERO DE 2001 Y 2000

Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



CAMUZZI
GAS PAMPEANA S.A.



Camuzzi Gas Pampeana S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el 30 de junio de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: Camuzzi Gas Pampeana S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 4 de julio de 1996
No. de inscripción en la Inspección General de Justicia: 11.674	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 86,091962%

COMPOSICION DEL CAPITAL

Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
169.973.335	Ordinarias Escriturales Clase A	1	169.973.335	169.973.335
132.853.609	Ordinarias Escriturales Clase B	1	132.853.609	132.853.609
30.454.105	Ordinarias Escriturales Clase C	1	30.454.105	30.454.105
333.281.049			333.281.049	333.281.049

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	251.147	3.935.753
Inversiones	9.979.712	1.441.576
Créditos por Ventas (Nota 3.b)	78.620.194	71.586.925
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	633.371	730.498
Otros Créditos (Nota 3.c)	5.310.949	5.167.195
Bienes de Cambio (Anexo "F")	-	395.889
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	94.795.373	83.344.236
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 3.b)	18.612.840	856.906
Otros Créditos (Nota 3.c)	22.088.916	25.127.277
Bienes de Uso (Anexo "A")	508.334.416	505.128.157
Activos Intangibles	2.266.030	1.759.784
Otros Activos (Nota 3.d)	3.648.860	2.730.394
Total del activo no corriente	554.951.062	535.602.518
TOTAL DEL ACTIVO	649.746.435	618.946.754

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 3.e)	46.173.411	43.322.307
Préstamos (Nota 3.f)	107.994.696	10.750.004
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	1.441.866	1.946.944
Remuneraciones y Cargas Sociales (Nota 3.g)	3.202.488	2.990.615
Deudas Fiscales (Nota 3.h)	14.989.156	15.896.863
Otros Pasivos (Nota 3.i)	9.091.577	7.444.170
Previsiones	4.605.958	2.858.851
Total del pasivo corriente	187.499.152	85.209.754
PASIVO NO CORRIENTE		
Proveedores (Nota 3.e)	6.634.952	-
Préstamos (Nota 3.f)	-	79.443.000
Otros Pasivos (Nota 3.i)	10.779.532	10.720.648
Total del pasivo no corriente	17.414.484	90.163.648
TOTAL DEL PASIVO	204.913.636	175.373.402
Participación de Terceros en Sociedades Controladas	3	3
PATRIMONIO NETO	444.832.796	443.573.349
TOTAL DEL PASIVO Y PATRIMONIO NETO	649.746.435	618.946.754

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver Informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 3.j)	168.205.121	156.958.066
Costo de Ventas (Anexo "F")	(133.434.107)	(122.807.399)
Ganancia Bruta	34.771.014	34.150.667
Gastos de Comercialización	(5.414.598)	(5.326.342)
Gastos de Administración	(11.649.754)	(9.151.771)
Ganancia Operativa	17.706.662	19.672.554
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 3.l)	555.282	(558.951)
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	2.363.148	2.324.812
Generados por Pasivos	(3.376.622)	(3.531.451)
Impuesto a las Ganancias	(5.942.741)	(7.405.669)
Participación de Terceros en Sociedades Controladas	3	2
Ganancia Ordinaria	11.305.732	10.501.297
Resultados Extraordinarios (Pérdida) (Nota 3.m)	-	(198.514)
Ganancia del Período	11.305.732	10.302.783

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	8.980.623	17.957.590
Aumento / (Disminución) de los fondos	1.209.335	(12.657.059)
Fondos al cierre del período	10.189.958	5.300.531
Orígenes de Fondos		
Ganancia ordinaria del período	11.305.732	10.501.297
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	10.887.145	10.367.204
-Amortización de Activos Intangibles	397.171	298.299
-Valor residual de bajas de Bienes de Uso	1.187.534	1.298.954
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	815.147	1.505.427
-Honorarios por Asistencia y Gestión Financiera	-	50.000
-Honorarios y gastos Soc. Art. 33 y Soc. relacionadas	267.112	235.066
-Contrato de Asistencia Técnica	1.597.408	1.446.054
-Variación Soc. Art. 33 y Sociedades relacionadas	-	1.652.198
-Intereses Devengados a Pagar	403.540	330.004
-Compras Devengadas y no Pagadas	48.581.090	38.683.459
-Provisión Impuesto a las Ganancias	5.942.741	7.405.669
-Provisión Impuesto al costo del endeudamiento empresario	405.737	600.637
-Provisión Impuesto a los Ingresos Brutos	3.341.798	3.365.951
-Aumento de Otros Pasivos	-	12.163
-Aumento Previsión Deudores Incobrables	609.715	901.557
-Aumento Previsión para Juicios	336.244	313.605
	74.772.382	68.466.247
Menos: partidas que no representan orígenes de fondos		
-Intereses devengados y no cobrados	(320.980)	(236.440)
-Recupero Previsión para Incobrables	(47.491)	-
-Recupero de Gastos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.067.638)	(741.712)
-Disminución de Otros Pasivos	-	(5.600)
-Ventas devengadas y no cobradas	(68.327.636)	(61.392.264)
-Ventas Soc. Art. 33 Ley N° 19550 y Soc. Relacionadas	-	(98.697)
	(69.763.745)	(62.474.713)
-Participación de Terceros en Sociedades Controladas	(3)	(2)
Fondos Originados en las Operaciones Ordinarias	16.314.366	16.492.829
(Pérdida) Extraordinaria del Período	-	(198.514)
Más: partidas que no representan erogación de fondos		
-Desvalorización de acciones Mercobank S.A.	-	198.514
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	16.314.366	16.492.829

Michael Morgan
Presidente

...alado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciolado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.06.01	30.06.00
	$	$
Transporte	16.314.366	16.492.829
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	1.586.738	1.237.700
-Disminución de Otros Activos	472.694	-
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Otros Pasivos	555.079	-
-Aumento de Deudas Fiscales	4.243	-
-Aumento de Deudas Bancarias	27.832.916	10.062.293
-Variación de Créditos por Ventas	39.907.079	28.411.551
-Aumento de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	30	-
-Disminución Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	765.188	1.046.305
Total Otros Orígenes de Fondos	71.369.625	40.757.849
Total Orígenes de Fondos	87.683.991	57.250.678
Aplicaciones de Fondos		
-Disminución de Previsiones	(8.319)	(76.250)
-Aumento de Bienes de Cambio	-	(314.556)
-Aumento de Otros Créditos	(1.184.802)	(860.857)
-Disminución de Proveedores	(40.123.397)	(32.678.414)
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.322.453)	(582.077)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Remuneraciones y Cargas Sociales	(1.244.382)	(2.041.400)
-Adquisición de Bienes de Uso	(8.922.855)	(14.231.855)
-Altas de Activos Intangibles	(137.812)	(331.380)
-Disminución de Deudas Fiscales	(10.026.456)	(17.888.784)
-Disminución de Otros Pasivos	(9.144)	(902.164)
Total Aplicaciones de Fondos	(86.474.656)	(69.907.737)
Aumento / (Disminución) de los fondos	1.209.335	(12.657.059)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deber ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de junio de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los períodos finalizados en dichas fechas, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad Controlada I.V. Invergas S.A. al 30 de junio de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Las partidas no monetarias incluidas en los estados contables al 30 de junio de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas Pampeana S.A. para la elaboración de sus Estados Contables.

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la Sociedad Controlante han sido los siguientes:

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

a) Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria de Distribuidora Gesell Gas S.A., se financian con la contribución de mejoras aplicable a los frentistas propietarios o titulares a título de dueños, de las parcelas correspondientes al ejido urbano de la localidad de Villa Gesell.

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación, se documenta a través de certificados de deuda los cuales son emitidos por Distribuidora Gesell Gas S.A. y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los Créditos por Contribución de Mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

Corrientes:

Al 30 de junio de 2000 corresponden a la planta de almacenamiento y vaporización de GLP de la Sociedad Controlada Distribuidora Gesell Gas S.A., la que fue desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

No Corrientes:

Se incluye la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 4). Asimismo, comprende los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas las obras mencionadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver nota 2.a)

c) Bienes de Uso

Se incluyen los Bienes de Uso de la Sociedad Controlada, Distribuidora Gesell Gas S.A., al inicio del período y las incorporaciones efectuadas con posterioridad y hasta el 30 de junio de 2001. Los Bienes de Uso de la Sociedad Controlada Distribuidora Gesell Gas S.A. transferidos al inicio del período incluyen la reexpresión hasta el 31 de agosto de 1995 mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netas de sus depreciaciones acumuladas.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 2: (Continuación)

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en tres años computados sobre base mensual.

e) Impuesto a las Ganancias e Impuesto a la Ganancia Mínima Presunta

La Sociedad Controlada determina el cargo contable por el Impuesto a las Ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

De acuerdo a lo establecido por la Ley N° 25.063 se estableció el Impuesto a la Ganancia Mínima Presunta por el término de diez ejercicios anuales. Este impuesto es complementario del Impuesto a las Ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el Impuesto a la Ganancia Mínima Presunta grava el uno por ciento de la renta potencial de ciertos activos, siendo la obligación fiscal de la Sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.06.01 $	30.06.00 $
Fondo Fijo	116.547	123.413
Bancos	134.600	3.812.340
Total Caja y Bancos	251.147	3.935.753

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
b) *Créditos por Ventas*		
- Corrientes:		
Deudores por Ventas	44.714.628	34.259.011
Subsidios a Cobrar	897.743	1.275.064
Consumos de Gas no Facturados	38.804.071	40.994.257
Créditos a Recuperar de Usuarios – Producer Price Index	3.910.593	3.963.309
Subtotal	88.327.035	80.491.641
Menos: Previsión para Deudores Incobrables	(9.706.841)	(8.904.716)
Total	78.620.194	71.586.925
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index	18.185.742	-
Subtotal	21.592.840	2.807.098
menos: Previsión para Deudores Incobrables	(2.980.000)	(1.950.192)
Total	18.612.840	856.906
Total Créditos por Ventas	97.233.034	72.443.831
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	3.381.184	3.388.706
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias	172.358	50.159
Anticipo Impuesto a las Ganancias	9.682	19.889
Créditos a Recuperar de Usuarios por Convenios	376.217	380.638
Gastos Pagados por Adelantado	388.694	304.541
Depósitos en Garantía	335.650	315.039
Créditos por Contribución de Mejoras (Nota 4)	369.866	286.752
Diversos	404.904	525.880
Subtotal	5.438.555	5.271.604
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(127.606)	(104.409)
Total - Transporte	5.310.949	5.167.195

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Transporte	5.310.949	5.167.195
- No Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	16.323.009	20.722.873
Créditos a Recuperar de Usuarios por Convenios	458.698	223.436
Créditos por Contribución de Mejoras (Nota 4)	5.888.606	4.650.002
Depósitos Judiciales	527.564	551.410
Gastos pagados por adelantado	214.994	71.687
Diversos	148.197	70.370
Subtotal	23.561.068	26.289.778
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.472.152)	(1.162.501)
Total	22.088.916	25.127.277
Total Otros Créditos	27.399.865	30.294.472
d) Otros Activos		
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y 4)	3.648.860	2.531.880
Certificados de Participación Clase "C" Mercobank S.A.	667.325	667.325
Acciones Mercobank S.A.	28.424	1.038.639
Subtotal	4.344.609	4.237.844
Menos:		
Previsión Desvalorización Acciones Mercobank S.A.	(28.424)	(840.125)
Previsión por Incobrabilidad Certificados de Participación Clase "C"	(667.325)	(667.325)
Subtotal	(695.749)	(1.507.450)
Total	3.648.860	2.730.394
Total Otros Activos	3.648.860	2.816.794
e) Proveedores		
- Corrientes:		
Proveedores	4.961.460	6.691.548
Provisión Facturas a Recibir	39.739.194	35.215.375
Deudas a Pagar – Producer Price Index	1.472.757	1.415.384
Subtotal - Transporte	46.173.411	43.322.307

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Transporte	46.173.411	43.322.307
- No corrientes:		
Deudas a Pagar – Producer Price Index	6.634.952	-
Subtotal	6.634.952	-
Total Proveedores	52.808.363	43.322.307
f) Préstamos		
- Corrientes:		
Obligaciones Negociables	79.443.000	-
Deudas Bancarias	28.000.000	10.420.000
Adelantos en cuenta corriente	148.156	-
Intereses Devengados	403.540	330.004
Total	107.994.696	10.750.004
- No Corrientes:		
Obligaciones Negociables	-	79.443.000
Total	-	79.443.000
Total Préstamos	107.994.696	90.193.004
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	897.105	819.233
Provisión Vacaciones	1.745.205	1.520.334
Provisión Gratificaciones	520.000	561.132
Otros	40.178	89.916
Total Remuneraciones y Cargas Sociales	3.202.488	2.990.615
h) Deudas Fiscales		
Impuesto al Valor Agregado	4.575.843	4.023.320
Impuesto a los Ingresos Brutos	3.303.353	2.807.425
Impuesto a las Ganancias	2.350.519	2.190.796
Impuestos Provinciales	2.527.686	2.598.369
Tasas Municipales	1.246.312	1.254.198
Impuesto al Endeudamiento Empresario	405.737	600.637
Moratoria Impositiva	-	1.925.586
Impuesto a la Ganancia Mínima Presunta	57.387	50.159
Otros	522.319	446.373
Total Deudas Fiscales	14.989.156	15.896.863

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar	2.835.386	2.177.562
Consumidores por Depósitos en Garantía	132.614	150.162
Reintegros a trasladar por cargos adicionales de transporte	430.521	136.898
Otras Cuentas por Pagar	5.693.056	4.979.548
Total	9.091.577	7.444.170
- No Corrientes:		
Bonificaciones a Otorgar	10.204.481	10.719.648
Otras Cuentas por Pagar	575.051	1.000
Total	10.779.532	10.720.648
Total Otros Pasivos	19.869.814	18.164.818
Estado de Resultados		
j) Ventas Netas		
Ventas de Gas	171.895.355	160.586.585
Ventas de Otros Conceptos	2.069.180	1.605.811
Impuestos Directos sobre Ventas	(5.759.414)	(5.234.330)
Total Ventas Netas	168.205.121	156.958.066
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	2.249.303	2.280.481
Renta de Títulos y Acciones	111.486	42.956
Diversos	2.359	1.375
Total Resultados Financieros y por Tenencia	2.363.148	2.324.812
Generados por Pasivos		
Intereses financieros	(2.994.895)	(2.573.247)
Diversos	(381.727)	(958.204)
Total	(3.376.622)	(3.531.451)
Total Resultados Financieros y por Tenencia	(1.013.474)	(1.206.639)

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	248.404	206.275
Resultado por Contribución de Mejoras	868.132	-
Comisiones por Cobranzas por Cuenta de Terceros	30.281	31.835
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	133.337	1.870
Total	1.327.645	239.980
Otros Egresos		
Multas y penalizaciones	(90.334)	(795.780)
Costo por Construcción de Red	(472.694)	-
Diversos	(209.335)	(3.151)
Total	(772.363)	(798.931)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	555.282	(558.951)
m) Resultados Extraordinarios		
Desvalorización acciones Mercobank S.A.	-	(198.514)
Total (Pérdida)	-	(198.514)

NOTA 4: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de junio de 2001. (Ver Nota 2.a).

Asimismo, se incluyen por $ 126.798 en el rubro Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b)

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período: Monto $	Depreciaciones: Del período: Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.704.935
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	9.066	-	147.052	476.837	494.969
Edificios	14.651.204	30.219	2.424.315	-	17.105.738	2.744.488	197.918	-	2.942.406	14.163.332	12.165.620
Instalaciones	7.924.206	52.747	-	-	7.976.953	1.455.811	131.584	-	1.587.395	6.389.558	6.557.006
Gasoductos	196.542.337	-	-	-	196.542.337	44.913.609	2.618.183	-	47.531.792	149.010.545	146.906.820
Ramales Principales y Secundarios	49.583.196	-	-	-	49.583.196	10.433.182	642.158	-	11.075.340	38.507.856	37.601.027
Redes de Distribución	276.592.284	3.033.481	304.759	-	279.930.524	63.938.505	4.376.655	-	68.315.160	211.615.364	203.955.132
Maquinarias y Equipos	4.336.005	183.237	-	(27.000)	4.492.233	999.253	125.377	(26.741)	1.097.889	3.394.344	3.152.982
Estaciones Reductoras	14.740.322	-	-	-	14.740.322	2.953.489	260.312	-	3.213.801	11.526.521	9.733.685
Equipos para Proceso	2.480.200	-	-	-	2.480.200	68.947	68.851	-	137.798	2.342.402	794.585
Rodados	8.406.799	52.426	-	(152.564)	8.306.661	5.429.070	474.184	(106.730)	5.796.524	2.510.137	2.211.051
Muebles y Útiles	2.137.002	79.822	-	-	2.216.824	763.575	74.158	-	837.733	1.379.091	1.344.921
Medidores para Gas	51.700.977	5.876	984.693	(422.000)	52.269.546	16.033.102	1.182.586	(275.607)	16.940.081	35.329.465	33.949.847
Cilindros para Gas	1.192	-	-	-	1.192	479	30	-	509	683	743
Obras en Curso	16.808.427	4.128.347	(2.258.995)	-	18.677.779	-	-	-	-	18.677.779	32.257.165
Equipos de Computación	8.219.994	133.872	-	-	8.353.866	6.864.131	411.782	-	7.275.913	1.077.953	1.684.441
Equipos de Comunicación	5.810.244	8.002	-	-	5.818.246	3.025.576	311.150	-	3.336.726	2.481.520	3.091.503
Mejoras sobre Inmueble de Terceros	30.460	-	-	-	30.460	5.777	3.151	-	8.928	21.532	27.834
Materiales en Almacenes	2.164.181	1.701.774	(984.693)	(995.039)	1.886.223	-	-	-	-	1.886.223	2.849.025
Anticipos a Proveedores	2.165.489	1.149.739	(470.079)	-	2.845.149	-	-	-	-	2.845.149	1.644.866
TOTAL AL 30.06.01	669.616.533	10.559.542	-	(1.596.612)	678.579.463	159.766.980	10.887.145	(409.078)	170.245.047	508.334.416	-
TOTAL AL 30.06.00	641.174.185	15.020.936	-	(1.589.278)	654.605.843	139.400.806	10.367.204	(290.324)	149.477.686	-	505.128.157

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Costo de Ventas Consolidado

Anexo "F"

	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	63.249.749	53.295.098
Compras de gas para procesamiento	566.147	3.529.952
Compras de capacidad de transporte para clientes	43.429.447	37.831.524
Compras de capacidad de transporte para procesamiento	261.220	1.754.623
Gastos Operativos		
Por ventas de gas a clientes	24.694.904	23.227.408
Por procesamiento de gas	986.982	3.483.350
Menos:		
Gas Natural (existencia al cierre del período)	-	(395.889)
COSTO DE VENTAS	133.434.107	122.807.399

Inicialado a efectos de su identificación
con nuestro Informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Balance Trimestral al 30 de junio de 2001 y 2000

(Notas 2 y 3)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	243.150	2.957.256
Inversiones (Anexo "D")	9.940.901	1.441.576
Créditos por Ventas (Nota 4.b)	78.393.528	71.153.408
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	2.221.182	898.589
Otros Créditos (Nota 4.c)	4.861.061	4.842.143
Bienes de Cambio (Anexo "F")	-	395.889
Total del activo corriente	95.659.822	81.688.861
ACTIVO NO CORRIENTE		
Inversiones (Nota 11 y Anexo "C")	6.526.051	6.457.672
Créditos por Ventas (Nota 4.b)	18.612.840	856.906
Otros Créditos (Nota 4.c)	17.669.612	21.636.926
Bienes de Uso (Anexo "A")	508.225.720	505.067.758
Activos Intangibles (Anexo "B")	2.107.550	1.626.043
Otros Activos (Nota 4.d)	-	198.514
Total del activo no corriente	553.141.773	535.843.819
TOTAL DEL ACTIVO	648.801.595	617.532.680

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.e)	46.113.932	42.759.599
Préstamos (Notas 4.f y 14)	107.846.540	10.750.004
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	1.441.866	1.946.944
Remuneraciones y Cargas Sociales (Nota 4.g)	3.202.488	2.990.615
Deudas Fiscales (Nota 4.h)	14.505.541	15.328.344
Otros Pasivos (Nota 4.i)	8.920.849	7.209.833
Provisiones (Anexo "E")	4.523.099	2.810.344
Total del pasivo corriente	186.554.315	83.795.683
PASIVO NO CORRIENTE		
Proveedores (Nota 4.e)	6.634.952	-
Préstamos (Notas 4.f y14)	-	79.443.000
Otros Pasivos (Nota 4.i)	10.779.532	10.720.648
Total del pasivo no corriente	17.414.484	90.163.648
TOTAL DEL PASIVO	203.968.799	173.959.331
PATRIMONIO NETO (Según estado respectivo)	444.832.796	443.573.349
TOTAL DEL PASIVO Y PATRIMONIO NETO	648.801.595	617.532.680

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 7/ R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Resultados
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 4.j)	168.056.287	156.910.088
Costo de Ventas (Anexo "F")	(133.280.903)	(122.201.783)
Ganancia Bruta	34.775.384	34.708.305
Gastos de Comercialización (Anexo "H")	(5.109.338)	(5.433.292)
Gastos de Administración (Anexo "H")	(11.542.193)	(9.207.462)
Ganancia Operativa	18.123.853	20.067.551
Resultados por Participación en Sociedades Controladas Ganancia/(Pérdida)	177.887	(131.166)
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 4.l)	108.029	(558.951)
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.k)	2.213.499	2.013.427
Generados por Pasivos (Anexo "H")	(3.374.795)	(3.530.149)
Impuesto a las Ganancias	(5.942.741)	(7.359.415)
Ganancia Ordinaria	11.305.732	10.501.297
Resultados Extraordinarios (Pérdida) (Nota 4.m y 10)	-	(198.514)
Ganancia del Período	11.305.732	10.302.783

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Estado de Evolución del Patrimonio Neto

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 7)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	8.128.223	433.270.566
* Resultado del período de seis meses - Ganancia	-	-	-	-	-	10.302.783	10.302.783
Saldos al 30.06.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	18.431.006	443.573.349
* Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.561.411	-	(1.561.411)	-
* Distribución dispuesta por Acta de Directorio del 30.10.00:							
-Dividendos en efectivo	-	-	-	-	-	(6.566.812)	(6.566.812)
* Afectación de Reserva Facultativa (Nota 15)	-	-	-	-	515.166	-	515.166
* Resultado del período complementario de seis meses - Ganancia	-	-	-	-	-	19.500.397	19.500.397
Saldos al 01.01.01	333.281.049	36.771.980	370.053.029	13.810.077	43.355.814	29.803.180	457.022.100
* Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.490.159	-	(1.490.159)	-
-Dividendos en efectivo	-	-	-	-	-	(23.495.036)	(23.495.036)
* Resultado del período de seis meses - Ganancia	-	-	-	-	-	11.305.732	11.305.732
Saldos al 30.06.01	333.281.049	36.771.980	370.053.029	15.300.236	43.355.814	16.123.717	444.832.796

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	8.927.500	15.038.769
Aumento / (Disminución) de los fondos	1.215.650	(10.716.735)
Fondos al cierre del periodo	10.143.150	4.322.034
Orígenes de Fondos		
Ganancia ordinaria del periodo	11.305.732	10.501.297
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	10.875.149	10.356.702
-Amortización de Activos Intangibles	369.010	270.802
-Valor residual de bajas de Bienes de Uso	1.179.639	1.295.461
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	815.147	1.505.427
-Honorarios por Servicios de Asistencia y Gestión Financiera	-	50.000
-Honorarios y gastos Sociedades Art. 33 y Sociedades Relacionadas	267.112	235.066
-Contrato de Asistencia Técnica	1.597.408	1.446.054
-Variación Sociedades Art. 33	-	1.558.203
-Intereses Devengados a Pagar	403.540	330.004
-Compras Devengadas y no Pagadas	48.573.165	38.566.802
-Provisión Impuesto a las Ganancias	5.942.741	7.359.415
-Provisión Impuesto al costo del endeudamiento empresario	405.737	600.637
-Provisión Impuesto a los Ingresos Brutos	3.328.953	3.338.766
-Resultado por participación en Sociedades Controladas - Pérdida	-	131.166
-Aumento Previsión Deudores Incobrables	369.251	845.653
-Aumento Previsión para Juicios	336.244	313.605
	74.463.116	68.203.783
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.220.545)	(857.402)
-Resultado por participación en Sociedades Controladas - Ganancia	(177.887)	-
-Ventas devengadas y no cobradas	(68.052.689)	(61.035.996)
-Ventas Sociedades Art. 33 Ley N° 19550 y Sociedades Relacionadas	-	(98.697)
	(69.451.121)	(61.992.095)
Fondos Originados en las Operaciones Ordinarias	16.317.727	16.712.985
(Pérdida) Extraordinaria del periodo	-	(198.514)
Más: partidas que no representan erogación de fondos		
- Desvalorización de acciones Mercobank S.A.	-	198.514
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	16.317.727	16.712.985

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01	30.06.00
	$	$
Transporte	16.317.727	16.712.985
Otros Orígenes de Fondos		
-Aumento de Otros Pasivos	555.079	-
-Disminución de Bienes de Cambio	245.658	-
-Disminución de Otros Créditos	1.274.141	1.175.183
-Aumento de Deudas Bancarias	27.684.760	10.062.293
-Variación de Créditos por Ventas	39.554.686	28.116.572
-Disminución Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	704.763	1.298.488
Total Otros Orígenes de Fondos	70.019.087	40.652.536
Total Orígenes de Fondos	86.336.814	57.365.521
Aplicaciones de Fondos		
-Aumento de Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(490.000)	-
-Aumento de Bienes de Cambio	-	(314.556)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Previsiones	(8.319)	(76.250)
-Disminución de Proveedores	(39.553.730)	(32.391.690)
-Disminución de Deudas Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.322.453)	(582.077)
-Disminución de Remuneraciones y Cargas Sociales	(1.244.382)	(2.041.400)
-Adquisición de Bienes de Uso	(8.889.736)	(14.166.462)
-Altas de Activos Intangibles	(91.052)	(239.511)
-Disminución de Deudas Fiscales	(10.026.456)	(17.515.064)
-Disminución de Otros Pasivos	-	(755.246)
Total Aplicaciones de Fondos	(85.121.164)	(68.082.256)
Aumento / (Disminución) de los fondos	1.215.650	(10.716.735)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y, al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 5, 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a:

- Acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

- Al 30 de junio de 2000, a depósitos a plazo fijo, los cuales fueron valuados a su monto original más los intereses devengados al cierre del período.

NOTA 3: (Continuación)

No Corrientes:

La inversión en la Sociedad Controlada I.V. Invergas S.A., de la cual se posee el 99,999972% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 11).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: I.V. Invergas S.A.
Fecha de cierre del ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de junio de 2001
Fecha del informe del auditor externo: 25 de julio de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas Pampeana S.A.: 99,999972%
Patrimonio Neto al 30.06.01 de I.V. Invergas S.A.: $ 6.664.297

d) Créditos a recuperar de los usuarios

Corresponden a créditos que surgen de convenios con Provincias, Municipios, y otras entidades a recuperar de los usuarios que se encuentran actualmente incorporados a la red, y de los que se incorporen en el futuro a las redes instaladas bajo los términos de estos convenios y están pactados en metros cúbicos de gas. Dichos créditos han sido valuados a la tarifa promedio del gas distribuido.

e) Bienes de Cambio

Al 30 de junio de 2000 se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Otros Activos

Al 30 de junio de 2000 incluye acciones y bonos Clase "C" del Mercobank S.A. recibidos en cancelación de los fondos depositados en el Banco de Crédito Provincial S.A. al momento de su suspensión, según se menciona en la Nota 10 a los Estados Contables. Estos activos se valuaron a su valor estimado de recupero.

g) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporación a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta en base a la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de junio de 2001 y 2000 a $ 1.028.548 y $ 1.259.655 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: *(Continuación)*

h) Activos Intangibles

Corresponden a la adquisición de software de computación y a gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo incurrido reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del ejercicio a que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

i) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período a que corresponden.

j) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

k) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

l) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

m) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D – Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

n) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral	30.06.01 $	30.06.00 $
a) Caja y Bancos		
Fondo Fijo	108.550	120.913
Bancos (Anexo "G")	134.600	2.836.343
	243.150	2.957.256
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	44.518.814	33.870.953
Subsidios a Cobrar	897.743	1.275.064
Consumos de Gas no Facturados	38.746.707	40.877.617
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 19)	3.866.932	3.963.309
Subtotal	88.030.196	79.986.943
menos: Previsión para Deudores Incobrables (Anexo "E")	(9.636.668)	(8.833.535)
Total	78.393.528	71.153.408
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 19)	18.185.742	-
Subtotal	21.592.840	2.807.098
menos: Previsión para Deudores Incobrables (Anexo "E")	(2.980.000)	(1.950.192)
Total	18.612.840	856.906
Total Créditos por Ventas	97.006.368	72.010.314

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar de Usuarios (Nota 3.d)	376.217	380.638
Gastos Pagados por Adelantado	388.694	304.541
Depósitos en Garantía	335.650	315.039
Créditos a Recuperar art. 41 Ley 24.076 (Nota 16.b.)	3.381.184	3.388.706
Diversos	379.316	453.219
Total	4.861.061	4.842.143
- No Corrientes:		
Créditos a Recuperar de Usuarios (Nota 3.d)	458.698	223.436
Créditos a Recuperar art. 41 Ley 24.076 (Nota 16.b.)	16.323.009	20.722.873
Depósitos Judiciales	527.564	551.410
Gastos pagados por adelantado	214.994	71.687
Diversos	145.347	67.520
Total	17.669.612	21.636.926
Total Otros Créditos	22.530.673	26.479.069
d) Otros Activos		
Certificados de Participación Clase "C" Mercobank S.A.(Nota 10)	667.325	667.325
Acciones Mercobank S.A. (Nota 10)	28.424	1.038.639
Subtotal	695.749	1.705.964
Menos:		
Previsión Desvalorización Acciones Mercobank S.A. (Nota 10 y Anexo "E")	(28.424)	(840.125)
Previsión por Incobrabilidad Certificados de Participación Clase "C" (Nota 10 y Anexo "E")	(667.325)	(667.325)
Subtotal	(695.749)	(1.507.450)
Total Otros Activos	-	198.514

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
e) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	4.918.127	6.128.840
Provisión Facturas a Recibir	39.739.194	35.215.375
Deudas a Pagar – Producer Price Index (Nota 19)	1.456.611	1.415.384
Total	46.113.932	42.759.599
- No Corrientes:		
Deudas a Pagar – Producer Price Index (Nota 19)	6.634.952	-
Total	6.634.952	-
Total Proveedores	52.748.884	42.759.599
f) Préstamos		
-Corrientes:		
Obligaciones Negociables (Anexo "G")	79.443.000	-
Deudas bancarias (Anexo "G")	28.000.000	10.420.000
Intereses Devengados (Anexo "G")	403.540	330.004
Total	107.846.540	10.750.004
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	79.443.000
Total	-	79.443.000
Total Préstamos	107.846.540	90.193.004
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	897.105	819.233
Provisión Vacaciones	1.745.205	1.520.334
Provisión Gratificaciones	520.000	561.132
Otros	40.178	89.916
Total Remuneraciones y Cargas Sociales	3.202.488	2.990.615

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
h) Deudas Fiscales		
Impuesto al Valor Agregado	4.167.167	3.565.258
Impuesto a los Ingresos Brutos	3.290.508	2.780.240
Impuesto a las Ganancias	2.350.519	2.161.368
Impuestos Provinciales	2.522.979	2.594.684
Tasas Municipales	1.246.312	1.254.198
Impuesto al Costo del Endeudamiento Empresario	405.737	600.637
Moratoria Impositiva (Nota 16.b)	-	1.925.586
Otros	522.319	446.373
Total Deudas Fiscales	14.505.541	15.328.344
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 15)	2.835.386	2.177.562
Consumidores por Depósito en Garantía	131.464	147.681
Reintegros a trasladar por cargos adicionales de transporte	430.521	136.898
Otras Cuentas por Pagar	5.523.478	4.747.692
Total	8.920.849	7.209.833
- No Corrientes:		
Bonificaciones a Otorgar (Nota 15)	10.204.481	10.719.648
Otras Cuentas por Pagar	575.051	1.000
Total	10.779.532	10.720.648
Total Otros Pasivos	19.700.381	17.930.481

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
Estado de Resultados		
j) Ventas Netas		
Ventas de Gas	171.732.903	160.525.779
Ventas de Otros Conceptos	2.049.305	1.597.556
Impuestos Directos sobre Ventas	(5.725.921)	(5.213.247)
Total Ventas Netas	168.056.287	156.910.088
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	2.100.915	1.993.926
Renta de Títulos y Acciones	111.486	18.758
Diversos	1.098	743
Total Resultados Financieros y por Tenencia	2.213.499	2.013.427
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	248.404	206.275
Comisiones por Cobranzas por Cuenta de Terceros	30.281	31.835
Diversos	128.925	1.870
Total	407.610	239.980
Otros Egresos		
Multas y penalizaciones	(90.334)	(795.780)
Diversos	(209.247)	(3.151)
Total (Pérdida)	(299.581)	(798.931)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	108.029	(558.951)
m) Resultados Extraordinarios		
Desvalorización de acciones del Mercobank S.A.	-	(198.514)
Total (Pérdida)	-	(198.514)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de las colocaciones de fondos, créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	52.370.684	819.426	1.366.563
2do. Trimestre	-	-	-	938.051
3er. trimestre	-	-	-	949.969
4to. trimestre	-	-	-	894.611
Más de 1 año	-	-	-	16.676.949
Subtotal	-	52.370.684	819.426	20.826.143
De plazo vencido	-	22.583.011	1.401.756	-
Sin plazo establecido	9.940.901	22.052.673	-	1.704.530
Total	9.940.901	97.006.368	2.221.182	22.530.673
Que no devengan interés	9.940.901	55.777.980	961.182	2.826.480
A tasa fija	-	22.052.673	1.260.000	19.704.193
A tasa variable	-	19.175.715	-	-
Total al 30.06.01	9.940.901	97.006.368	2.221.182	22.530.673
Total al 30.06.00	1.441.576	72.010.314	898.589	26.479.069

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	43.139.065	28.076.941	1.441.866	937.283	12.155.022	3.872.379	-
2do. trimestre	-	79.769.599	-	-	-	-	-
3er. Trimestre	-	-	-	-	-	-	-
4to. trimestre	-	-	-	520.000	2.350.519	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	43.139.065	107.846.540	1.441.866	1.457.283	14.505.541	3.872.379	-
De plazo vencido	1.518.256	-	-	-	-	-	
Sin plazo establecido	8.091.563	-	-	1.745.205	-	15.828.002	4.523.099
Total	52.748.884	107.846.540	1.441.866	3.202.488	14.505.541	19.700.381	4.523.099
Que no devengan interés	44.657.321	403.540	1.441.866	3.202.488	14.501.034	19.700.381	4.523.099
A tasa fija	8.091.563	107.443.000	-	-	4.507	-	-
A tasa variable	-	-	-	-	-	-	-
Total al 30.06.01	52.748.884	107.846.540	1.441.866	3.202.488	14.505.541	19.700.381	4.523.099
Total al 30.06.00	42.759.599	90.193.004	1.946.944	2.990.615	15.328.344	17.930.481	2.810.344

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: OPERACIONES CON SOCIEDADES ART. 33 LEY N° 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia/(Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas del Sur S.A.		
- Ventas de gas propano	370.557	569.962
- Servicios administrativos y de personal	2.440.398	1.967.019
- Servicio de asistencia para transporte de gas natural	323.267	98.827
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(1.747.408)	(1.446.054)
- Servicios de mantenimiento de sistemas informáticos	-	(4.080)
- Recupero de gastos por asesoramiento administrativo financiero	276.224	111.131
- Servicios por asesoramiento administrativo financiero	(10.618)	(36.369)
- Ingresos por alquileres	200.550	200.550
- Recupero de gastos administrativos	13.379	42.057
Sodigas Sur S.A.		
- Recupero de gastos por asesoramiento administrativo financiero	22.005	22.010
Sodigas Pampeana S.A.		
- Servicios de asistencia y gestión financiera	(300.000)	(300.000)
- Recupero de gastos por asesoramiento administrativo financiero	28.215	28.010
Aguas de Laprida S.A.		
- Servicios administrativos y de personal	24.751	10.104
IEBA S.A.		
- Servicios Administrativos	66.564	21.477
EDEA S.A.		
- Ventas de gas	3.112	2.941
- Compras de energía	(31.837)	(29.322)
- Servicios de mantenimiento de sistemas informáticos	42.000	-
Aguas de Balcarce S.A.		
- Servicios administrativos y de personal	23.783	-
- Ingreso por Alquileres	2.400	2.400

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 6: *(Continuación)*

	30.06.01 $	30.06.00 $
I.V. Invergas S.A.		
- Recupero de gastos de administración	-	1.874
- Servicios administrativos y de personal	1.890	80
Distribuidora Gesell Gas S.A.		
- Recupero gastos de administración	6.669	102.996
- Servicios Administrativos y de Personal	142.586	135.650
- Venta de gas natural	163.651	156.682
- Diversos	50.935	-
Central Piedrabuena S.A. (1)		
- Venta de gas	-	922.669
Otras Operaciones		
Sodigas Pampeana S.A.		
- Dividendos	(20.227.337)	-
Camuzzi Gas del Sur S.A.		
- Diversos	87.412	43.534
Aguas de Balcarce S.A.		
- Diversos	371	881
Camuzzi Gazometri S.p.A.		
- Diversos	255	-
Distribuidora Gesell Gas S.A.		
- Venta de Materiales de Almacén	28.094	14.750
- Préstamos	490.000	-
- Diversos	-	544
Créditos		
- EDEA S.A.	17.540	-
- Edersa S.A.	20.839	20.839
- IEBA S.A.	93.834	76.757
- Camuzzi Gas del Sur S.A.	349.658	605.425
- Aguas de Laprida S.A.	11.838	2.038
- Sodigas Sur S.A.	55.023	22.010
- Distribuidora Gesell Gas S.A.	1.577.876	160.325
- I.V. Invergas S.A.	9.935	7.766
- Sodigas Pampeana S.A.	70.128	-
- Aguas de Balcarce S.A.	14.511	3.429
Total	2.221.182	898.589

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 6: (Continuación)

	30.06.01 $	30.06.00 $
Deudas		
- Camuzzi Argentina S.A.	1.441.866	1.912.358
- EDEA S.A.	-	2.096
- Sodigas Pampeana S.A.	-	32.490
Total	1.441.866	1.946.944

(1) El día 2 de junio de 2000 Camuzzi Argentina S.A. vendió su participación en Central Piedrabuena S.A., dejando de ser esta última una sociedad vinculada con Camuzzi Gas Pampeana S.A.

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por - Fecha	Aprobado por - Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	261.660.239	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	06.09.93
Inscripto, Suscripto e Integrado	71.608.810	19.04.94	Asamblea Ordinaria de Accionistas	14.09.94

NOTA 8: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 9: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

NOTA 10: CREDITOS A RECUPERAR BANCO MERCOBANK S.A.

El Banco Central de la República Argentina (BCRA) dispuso el 5 de enero de 2001 la reestructuración del Mercobank en los términos del artículo 35 bis de la ley de Entidades Financieras. Como consecuencia de ello, se excluyeron activos y pasivos y se transfirieron las sucursales a un grupo de bancos.

En la Asamblea de Accionistas del Mercobank S.A., celebrada el 5 de febrero de 2001, se dispuso una reducción del capital social del orden del 92,94% aproximadamente, con el fin de absorber las pérdidas al 30 de noviembre de 2000.

Teniendo en cuenta su dudosa recuperabilidad, al 30 de junio de 2001 se encuentra previsionado el 100 % del valor de los certificados clase "C", como así también el 100 % del valor de las acciones en poder de la Sociedad.

NOTA 11: INVERSIONES NO CORRIENTES

El 28 de mayo de 1999 la Sociedad adquirió el 100% de las acciones correspondientes a I.V. Invergas S.A., siendo esta propietaria del 100% de las acciones y votos de Distribuidora Gesell Gas S.A., quien posee la concesión para la subdistribución de gas en el éjido urbano de la ciudad de Villa Gesell, Provincia de Buenos Aires.

A la fecha de los presentes Estados Contables, la participación de la Sociedad en I.V. Invergas S.A. representa el 99,999972 % de su capital social.

NOTA 12: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 37.110.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 13: VENTAS DE LIQUIDOS

De acuerdo con lo exigido por el Ente Nacional Regulador del Gas (ENARGAS) en su nota Nº 3299 del 26 de octubre de 1994, se exponen a continuación las ventas de líquidos y sus respectivos costos para el período finalizado el 30 de junio de 2001:

Ventas netas:	$ 4.017.870
Costos Directos de Ventas:	$ 1.141.466

NOTA 14: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas del Sur S.A., Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado Nº 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la Serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas del Sur S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:

- Valor nominal: U$S 130.000.000.
- Porcentaje correspondiente a Camuzzi Gas Pampeana S.A.: 61,11%.
- Tasa de interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
- Precio: 99,80 %.
- Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas del Sur S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros, para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales gravámenes, excepto por:

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (Continuación)

i)Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida, o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación, o gravámenes sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que: (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen, (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que presentado el descargo: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado su descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado su descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable, que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (Continuación)

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no podrán incurrir *en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en* un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease - Back*, sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 *días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la* amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas, o una Sociedad Controlada), *que venza después de los 12 meses de la creación de dicha deuda o (B) la compra,* construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Rég. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 14: (Continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción: (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

NOTA 15: **INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS**

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de junio de 2001 y 2000 fueron las siguientes:

	30.06.01	30.06.00
	$	$
• Con contraprestación	1.636.687	820.850

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 15: *(Continuación)*

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 268/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la resolución del ENARGAS N° 356 del 22 de agosto de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última resolución, en lo que respecta a las redes transferidas a título no oneroso, la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar a los usuarios en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 356/96 y 422/96 y Nota N° 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 1,7 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 4,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los terceros usuarios el monto a contraprestar.

NOTA 16: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 21,7 millones en concepto de mayor impuesto y $ 40,3 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna, durante los períodos 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. La DGI procedió a contestar dicho recurso. El 9 de noviembre de 2000 se presentó la pericia contable, que fuera ampliada con fecha 15 de febrero de 2001, quedando a la espera del pronunciamiento de dicho Tribunal.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

a.2. Deudores Incobrables

Con fecha 24 de enero de 2001, la Administración Federal de Ingresos Públicos notificó la determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995, como consecuencia del tratamiento otorgado por la Sociedad a los deudores incobrables. El Fisco no acepta la deducción practicada por la Sociedad en concepto de Deudores Incobrables Residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millones en concepto de mayor impuesto y $ 1,9 millones en concepto de intereses y multas. Con fecha 15 de febrero de 2001 la Sociedad presentó Recurso de Apelación por ante el Tribunal Fiscal de la Nación.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Ingresos Brutos – Provincia de Buenos Aires

La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11808, al cual oportunamente se había acogido para regularizar la deuda por impuesto originada en el cambio de criterio tributario dispensado por la Provincia de Buenos Aires, en cuanto a que el impuesto debe liquidarse sobre el total de la venta y no sobre el margen de distribución. Al 30 de junio de 2001, el crédito a recuperar autorizado a trasladar a tarifa según Resolución N° 544/97 de ENARGAS, asciende a $ 19.704.193, que ha sido expuesto dentro de los rubros "Otros créditos corrientes" por el importe de $ 3.381.184 y en "Otros créditos no corrientes" por el importe de $ 16.323.009.

Mediante la Nota N° 4107 del 8 de octubre de 1999, el ENARGAS comunicó a la Sociedad que debía efectuarse un nuevo cálculo del crédito a recuperar por aplicación de la Resolución N° 544/97, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. La Sociedad interpuso Recurso de Reconsideración y Alzada en subsidio. Con fecha 18 de abril de 2000, la Sociedad recibió la Resolución N° 1665 del ENARGAS comunicando que se ha rechazado el Recurso de Reconsideración interpuesto por la Sociedad, y ha remitido a la Dirección General de Asuntos Jurídicos del Ministerio de Economía de la Nación el Recurso de Alzada presentado.

En opinión de la Sociedad, la situación antes mencionada no originará pérdidas futuras que afecten los Estados Contables.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 16: (Continuación)

c. Tasas Municipales

Ocupación del subsuelo

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de La Plata, Provincia de Buenos Aires: por $ 4,0 millones, que incluye intereses y multas. A la fecha de los presentes Estados Contables, la Sociedad no ha recibido respuesta al descargo presentado.

Municipalidad de General Pueyrredón, Provincia de Buenos Aires: por $ 8,9 millones que incluye intereses y recargos, por los períodos 1998 a 2000. A la fecha de los presentes Estados Contables la Municipalidad no ha resuelto el Recurso de Reconsideración presentado por la Sociedad.

Municipalidad de Coronel Dorrego, Provincia de Buenos Aires: por $ 0,6 millones de los períodos 1996 a 2000. A la fecha de los presentes Estados Contables la Sociedad ha presentado el descargo previsto en la Ordenanza Fiscal, sin que se haya recibido respuesta.

Otras

Municipalidad de Necochea: La Sociedad ha recibido un reclamo por el pago de la Tasa para fondo Permanente de Turismo correspondiente a los períodos febrero de 1993 a febrero de 1999. El monto del reclamo asciende a $ 0,1 millones, monto que incluye intereses. En respuesta al reclamo, la Sociedad ha presentado Recurso de Revocatoria y Recurso Jerárquico en subsidio. Hasta la fecha de los presentes Estados Contables la Municipalidad no se ha expedido.

En opinión de la Sociedad, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

c. Impuesto de Sellos

Provincia del Neuquén:

d.1. La Dirección de Rentas del Neuquén corrió vista definitiva a Camuzzi Gas del Sur S.A. por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas por la Sociedad conjuntamente con Camuzzi Gas del Sur S.A., y ordenes de compra a proveedores por la suma total del impuesto, que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista, la que hasta el momento no ha sido resuelta.

Al 30 de junio de 2001 la Sociedad mantiene contabilizada una previsión de $ 1.5 millones por este concepto.

d.2. Con fecha 3 de abril de 2001 la Dirección General de Rentas de la Provincia ha notificado una reliquidación del impuesto, por igual importe al que oportunamente determinara, respecto del Impuesto de Sellos, por la suma de $ 6,1 millones en concepto de impuesto total y $ 18,3 correspondiente al total de la multa, derivada de contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. con fecha anterior a la de la toma de posesión, a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E., considerando que de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del Estado S.E. o el Estado Nacional. La Sociedad ha presentado Recurso de Apelación conforme lo previsto en el Código Fiscal de la Provincia, el cual no ha sido resuelto hasta la fecha de los presentes Estados Contables.

d.3. Con fecha 22 de marzo de 2001 la D.G.R. notificó a la Sociedad, en carácter de responsable solidario, la resolución por la que reclama un total de 1,2 millones en concepto de impuesto y $ 3,7 millones en concepto de multa (50% a cargo de la Sociedad).
Con fecha 6 de Abril de 2001, la Sociedad interpuso Recurso de Reconsideración. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta al recurso interpuesto.

Provincia de Santa Cruz:

d.4. A la fecha de los presentes Estados Contables la Subsecretaría de Recursos Tributarios de la Provincia no ha respondido al descargo presentado por la Sociedad como consecuencia del corrimiento de vista de liquidaciones administrativas por el impuesto determinado sobre ofertas irrevocables de compra/venta de gas, firmados en forma conjunta con Camuzzi Gas del Sur S.A. El monto total de impuesto liquidado asciende aproximadamente a $ 1,5 millones (50% a cargo de las Sociedades).

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 16: (Continuación)

La Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes estados contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara.

Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 1,1 en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Asimismo la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a los contratos transferidos por Gas del Estado S.E., celebrados con Transportadora de Gas del Sur S.A., entre los cuales, se incluye un contrato correspondiente a Camuzzi Gas del Sur S.A. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos notificara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 0,2 en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Provincia de Río Negro:

d.5. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de abril de 2001, T.G.S. S.A. ha comunicado a la Sociedad el rechazo del recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando habilitada la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a efectos de discutir la cuestión en sede judicial, deberá depositar indefectiblemente el monto total de la pretensión fiscal.

A la fecha de los presentes estados contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podria repetir contra la Sociedad, $ 15,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 5,0 millones corresponden a impuesto y $ 10,1 millones a multas.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, informando que posteriormente presentó el correspondiente Recurso Administrativo de Alzada. A la fecha de los presentes estados contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 2,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 1,05 millones corresponden a impuesto y $ 1,05 millones a multa; montos que la Sociedad en caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en el punto d.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

e. Aspectos Regulatorios

Municipalidad de Santa Rosa y General Pico, Provincia de La Pampa: El ENARGAS mediante resolución N° 1703, resolvió que la Sociedad debía devolver a los usuarios de los municipios de Santa Rosa y General Pico los importes que les fueron facturados en concepto de Tasa de Ocupación de Espacio Público, durante el período enero de 1996 a febrero de 2000, debido a que dicha tasa fue derogada en ambos municipios, cuando los usuarios de la Provincia de La Pampa fueron incorporados al "Régimen Nacional de Tarifas Subsidiadas". La suma reclamada ascendía aproximadamente a $ 1,35 millones más la suma de 9,5% anual de interés.

La Sociedad consideró que el importe que efectivamente correspondía devolver era el correspondiente al período enero de 1996 a diciembre de 1997, entendiendo que los ajustes posteriores habían sido contemplados en la revisión quinquenal de tarifas vigente a partir del 1° de enero de 1998, y sobre esa base cuestionó ante el Ministerio de Economía las sumas correspondientes a partir del 1° de enero de 1998.

Al 31 de diciembre de 2000 la Sociedad había devuelto a los usuarios en forma efectiva aproximadamente $ 0.8 millones y había provisionado aproximadamente $ 0,1 millones, suma que representaba el saldo pendiente de devolución, remanente del total que corresponde al período enero de 1996 hasta diciembre de 1997.

Con el fin de evitar imputaciones y sanciones, y sin perjuicio de encontrarse pendiente de resolución el reclamo deducido según lo indicado en el párrafo segundo, durante el mes de mayo de 2001 la Sociedad planteó al ENARGAS una metodología de reintegro de los importes, que según la opinión del ENARGAS habrían sido facturados en exceso, para el período enero de 1998 a febrero de 2000. El monto total remanente a devolver alcanza a $ 1,2 millones y fue imputado como pérdida en el presente periodo.

Se prevé completar los reintegros durante el segundo semestre del ejercicio.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos, ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas Pampeana S.A. por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

A la fecha de los presentes Estados Contables, las partes han presentado los alegatos correspondientes y el Juez se encuentra en plazo para proceder al dictado de la sentencia. El agente fiscal ha intimado al actor a abonar la tasa de justicia correspondiente.

La Sociedad oportunamente constituyó una previsión para hacer frente al reclamo por $ 0,2 millones, monto que se considera suficiente para cubrir el reclamo en cuestión.

NOTA 17: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 468, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas Pampeana S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K, los que una vez analizados por el ENARGAS fueron aprobados a fines del mes de octubre del año 1997 para la subzona La Pampa Norte, y comenzaron a regir a partir del segundo semestre de 1998.

Paralelamente, el ENARGAS definió un factor de eficiencia (X) de 4,5% para Camuzzi Gas Pampeana S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio.

NOTA 18: VENTA DEL PAQUETE ACCIONARIO DEL PROGRAMA DE PROPIEDAD PARTICIPADA

Durante el mes de septiembre de 1999, el Comité Ejecutivo del Programa de Propiedad Participada resolvió poner en venta la totalidad de su tenencia accionaria en la Sociedad. Con fecha 13 de diciembre de 1999 se realizó la apertura de las ofertas, resultando adjudicataria Camuzzi Argentina S.A.. Con fecha 27 de marzo de 2000 se transfirieron 29.594.250 acciones a Camuzzi Argentina S.A. y 859.855 acciones al Banco de la Nación Argentina (dominio fiduciario), estas últimas pertenecientes a los empleados que decidieron no vender sus acciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 18: (Continuación)

Como consecuencia de la venta, la Asamblea de Accionistas Clase "C" decidió la terminación del Programa de Propiedad Participada.

NOTA 19: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001; b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo fue ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de Julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. N° 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto N° 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1 de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley N° 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 19: *(Continuación)*

ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vio obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de septiembre de 2000, el ENARGAS contesta la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto N° 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

A la fecha de los presentes estados contables la medida cautelar no se encuentra firme y el marco legal regulatorio previsto en la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 (en el que se establecen las "Reglas Básicas de la Licencia" (RBL)) se encuentra plenamente vigente, por lo que la Empresa tiene derecho a incluir el PPI en su tarifa.

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 19: (Continuación)

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669/00 y se ha procedido a devengar:

- Un crédito corriente de $ 3.866.932 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Un crédito no corriente de $ 18.185.742 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001,
- Una deuda corriente de $ 1.456.611 correspondiente al ajuste por PPI por la compra de gas y transporte del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Una deuda no corriente de $ 6.634.952 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período (1) Monto $	Depreciaciones: Del período Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.704.935
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	9.066	-	147.052	476.837	494.969
Edificios	14.651.204	30.219	2.424.315	-	17.105.738	2.744.488	197.918	-	2.942.406	14.163.332	12.165.620
Instalaciones	7.923.796	52.747	-	-	7.976.543	1.455.729	131.564	-	1.587.293	6.389.250	6.556.657
Gasoductos	196.542.337	-	-	-	196.542.337	44.913.609	2.618.183	-	47.531.792	149.010.545	146.906.820
Ramales Principales y Secundarios	49.583.196	-	-	-	49.583.196	10.433.182	642.158	-	11.075.340	38.507.856	37.601.027
Redes de Distribución	276.592.284	3.033.481	304.759	-	279.930.524	63.938.505	4.376.655	-	68.315.160	211.615.364	203.955.132
Maquinarias y Equipos	4.324.924	180.297	-	(27.009)	4.478.212	997.976	124.676	(26.741)	1.095.911	3.382.301	3.146.394
Estaciones Reductoras	14.740.322	-	-	-	14.740.322	2.953.489	260.312	-	3.213.801	11.526.521	9.733.685
Equipos para Proceso	2.480.200	-	-	-	2.480.200	68.947	68.851	-	137.798	2.342.402	794.585
Rodados	8.359.630	52.426	-	(152.564)	8.259.492	5.413.904	469.467	(106.730)	5.776.641	2.482.851	2.206.671
Muebles y Útiles	2.133.743	79.822	-	-	2.213.565	762.923	73.995	-	836.918	1.376.647	1.342.151
Medidores para Gas	51.681.788	5.876	962.980	(422.000)	52.228.644	16.032.286	1.181.768	(275.607)	16.938.447	35.290.197	33.940.389
Cilindros para Gas	1.192	-	-	-	1.192	479	30	-	509	683	743
Obras en Curso	16.808.427	4.128.347	(2.258.995)	-	18.677.779	-	-	-	-	18.677.779	32.257.165
Equipos de Computación	8.206.080	133.872	-	-	8.339.952	6.854.855	409.463	-	7.264.318	1.075.634	1.677.484
Equipos de Comunicación	5.809.174	8.002	-	-	5.817.176	3.025.148	311.043	-	3.336.191	2.480.985	3.090.754
Materiales en Almacenes	2.161.791	1.671.595	(962.980)	(987.144)	1.883.262	-	-	-	-	1.883.262	2.847.711
Anticipos a Proveedores	2.165.489	1.149.739	(470.079)	-	2.845.149	-	-	-	-	2.845.149	1.644.866
TOTAL AL 30.06.01	669.487.591	10.526.423	-	(1.588.717)	678.425.297	159.733.506	10.875.149	(409.078)	170.199.577	508.225.720	-
TOTAL AL 30.06.00	641.122.267	14.987.312	-	(1.585.805)	654.523.774	139.389.638	10.356.702	(290.324)	149.456.016	-	505.067.758

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio $	Aumentos $	Valor al cierre del período $	Amortizaciones: Acumuladas al comienzo del ejercicio $	Amortizaciones: Del período: Alícuota Anual %	Amortizaciones: Del período: Monto (1) $	Amortizaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Gastos preoperativos, de organización y relativos a la emisión de Obligaciones Negociables	4.476.294	-	4.476.294	4.039.205	20	211.359	4.250.564	225.730	648.850
Software de sistemas de computación	2.530.399	91.052	2.621.451	581.980	20	157.651	739.631	1.881.820	977.193
Total al 30.06.01	7.006.693	91.052	7.097.745	4.621.185	-	369.010	4.990.195	2.107.550	-
Total al 30.06.00	5.674.174	239.511	5.913.685	4.016.840	-	270.802	4.287.642	-	1.626.043

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Iniciado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
BalanceTrimestral al 30 de junio de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor					Participación sobre el Capital Social %
					Actividad Principal	Resultado al 30.06.01 Ganancia $	Total del Capital Social $	Patrimonio Neto $		
Inversiones No Corrientes										
I.V. Invergas S.A.	11.999	6.449.753	6.526.050	6.526.050	Inversión	143.758	3.512.000	6.664.297		99,999972
Distribuidora Gesell Gas S.A.	1	1	1	1	Prestación del servicio público de subdistribución de gas	148.170	3.578.000	6.633.733		0,000028
Total al 30.06.01	12.000	6.449.754	6.526.051	6.526.051						
Total al 30.06.00	12.000	6.449.754	6.457.672	6.457.672						

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de junio de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V.N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES				
Depósitos a plazo fijo	-	-	-	1.364.778
Fondos Comunes de Inversión:				
ABN-Amro Bank	5.400.000	1,000000	5.400.000	-
Banque Nationale de Paris	4.500.000	1,000000	4.500.000	-
Acciones:				
INDUPA S.A.I.C	90.881	0,340000	30.901	66.798
FO.GA.BA. S.A.P.E.M.	10.000	1,000000	10.000	10.000
TOTAL INVERSIONES			9.940.901	1.441.576

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro Informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CÍA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $	Aumentos $	Disminuciones $	Saldos al 30.06.01 $	Saldos al 30.06.00 $
Deducidas del Activo					
Para Créditos Incobrables	12.247.417	(1) 369.251	-	12.616.668	10.783.727
Por Incobrabilidad Certificados de participación Clase "C" Mercobank S.A.	667.325	-		667.325	667.325
Por Desvalorización Acciones Mercobank S.A.	402.607	-	374.183	28.424	840.125
Del Pasivo					
Para Juicios	3.484.831	(2) 1.048.587	(2) 8.319	4.523.099	2.810.344
TOTAL	16.802.180	1.415.838	382.502	17.835.516	15.101.521

(1) Imputado a Gastos de Comercialización en el Anexo "H"

(2) Imputado $ 257.207 a Gastos de Administración en el Anexo "H"

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia:11.674
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Costo de Ventas

Anexo "F"

	30.06.01 $	30.06.00 $
Existencia al Inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	63.242.610	53.282.512
Compras de gas para procesamiento	566.147	3.529.952
Compras de capacidad de transporte para clientes	43.429.447	37.716.593
Compras de capacidad de transporte para procesamiento	261.220	1.754.623
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	24.548.839	22.749.309
Por procesamiento de gas	986.982	3.483.350
Menos:		
Gas Natural (existencia al cierre del período)	-	(395.889)
COSTO DE VENTAS	133.280.903	122.201.783

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de junio de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.06.01 $	Monto en Moneda Local al 30.06.00 $
Activo Corriente					
Caja y Bancos	U$S	107.630	1,0000	107.630	107.810
Total del Activo Corriente		107.630	-	107.630	107.810
Total del Activo		107.630	-	107.630	107.810
Pasivo Corriente					
Proveedores	U$S	307.132	1,0000	307.132	293.396
Préstamos					
Banco Galicia	U$S	-	-	-	3.670.759
Banco Río	U$S	15.408.338	1,0000	15.408.338	-
Banco Supervielle	U$S	3.022.874	1,0000	3.022.874	-
Banco Sudameris	U$S	1.101.356	1,0000	1.101.356	-
Bank of Tokio	U$S	5.043.039	1,0000	5.043.039	-
Banco General de Negocios	U$S	2.000.986	1,0000	2.000.986	-
Scotiabank	U$S	1.500.349	1,0000	1.500.349	-
Obligaciones Negociables - Capital	U$S	79.443.000	1,0000	79.443.000	-
Obligaciones Negociables - Intereses	U$S	326.598	1,0000	326.598	326.599
Total del Pasivo Corriente		108.153.672	-	108.153.672	4.290.754
Pasivo no Corriente					
Préstamos					
Obligaciones Negociables - Capital	U$S	-	-	-	79.443.000
Total del Pasivo no Corriente		-	-	-	79.443.000
Total del Pasivo		108.153.672	-	108.153.672	83.733.754

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Información requerida por el art. 64 Inc. b) de Ley N° 19.550

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total Período al 30.06.01	Total Período al 30.06.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	368.246	5.062.410	212.089	3.281.605	2.310.636	-	10.866.740	10.721.135
Cargas Sociales	-	1.736.509	66.581	1.048.495	745.808	-	3.597.373	3.382.843
Honorarios de Directores y Síndicos	-	-	-	58.524	-	-	58.524	192.500
Honorarios por Servicios Profesionales	-	-	-	2.815.227	-	-	2.815.227	1.042.869
Honorarios por Asesoramiento Operador Técnico	-	1.747.408	-	-	-	-	1.747.408	1.446.054
Materiales Diversos	-	1.198.337	19.458	-	-	-	1.217.795	1.077.547
Servicios y Suministro de terceros	-	1.457.987	34.619	172.288	791.573	-	2.456.467	2.543.053
Gastos de Correos y Telecomunicaciones	-	256.185	9.820	431.079	75.252	-	772.336	797.162
Arrendamientos	-	171.773	6.584	103.716	50.457	-	332.530	343.888
Transportes y Fletes	-	28.556	1.095	17.242	8.388	-	55.281	111.777
Servidumbres	-	380.628	-	-	-	-	380.628	221.037
Materiales de Oficina	-	126.138	4.835	76.159	37.051	-	244.181	269.286
Viajes y Estadías	-	335.885	12.874	202.805	98.662	-	650.226	596.679
Primas de Seguros	-	121.939	4.703	74.085	36.041	-	236.786	174.518
Mantenimiento y Reparación de Bienes de Uso	-	1.183.506	27.840	130.990	63.726	-	1.406.082	550.519
Depreciación de Bienes de Uso	-	10.179.359	30	468.057	227.703	-	10.875.149	10.356.702
Amortizaciones de Bienes Intangibles	-	-	-	369.010	-	-	369.010	270.802
Impuestos, Tasas y Contribuciones	-	389.518	1.258	1.256.097	111.267	-	1.758.138	1.709.910
Publicidad y Propaganda	-	-	-	-	132.793	-	132.793	166.741
Deudores Incobrables	-	-	-	-	369.251	-	369.251	845.653
Gastos y Comisiones bancarias	-	-	-	617.200	-	-	617.200	364.767
Intereses Operaciones Financieras	1.028.548	-	-	-	-	2.993.571	2.993.571	2.571.945
Diferencias de Cambio	-	-	-	-	-	4.655	4.655	6.804
Intereses Otros	-	-	-	-	-	376.569	376.569	951.400
Gastos Diversos	-	172.705	6.620	419.814	50.730	-	649.669	584.738
Procesamiento de Líquidos	-	-	578.596	-	-	-	578.596	3.103.433
Totales al 30.06.01	1.396.794	24.548.839	986.982	11.542.193	5.109.338	3.374.795	45.562.147	-
Totales al 30.06.00	1.258.281	22.749.309	3.483.350	9.207.462	5.433.292	3.530.149	-	44.403.562

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de seis meses iniciado el 1° de enero de 2001 y 2000 y finalizado el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a $ 171,9 millones, y fueron principalmente a Industrias (23 %), Residenciales (51 %), Comerciales (20 %), transporte a Industrias (4 %), otros (2 %), los que incluyen las ventas originadas por el procesamiento en la Planta General Cerri.

Las entregas de gas durante el período totalizaron 1.295,8 millones de metros cúbicos de gas vendido, equivalentes a un volumen promedio diario de despacho de 7,2 millones de metros cúbicos. Adicionalmente, se transportaron 552,7 millones de metros cúbicos de gas para Industrias y R.T.P. YPF, y 11,1 millones de metros cúbicos de transporte RTP Camuzzi Gas Pampeana. Se utilizó el 79 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 64,0 millones y $ 43,7 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del período.

Durante el período se incorporaron 12.356 nuevos clientes, llegando al total de 907.503 clientes al 30 de junio de 2001. El incremento de clientes fue del 1,36 %, neto de los cierres por falta de pago efectuados.

Se puso en marcha un programa de control exhaustivo de equipos de medición de clientes industriales, procediendo a la verificación de equipos de distintas características y principios de funcionamiento, lo que posibilitó la detección de algunas fallas constructivas y de montaje. Se espera que las correcciones a realizar permitirán disminuir el gas no contabilizado.

Se realizó el pasaje de scraper para limpieza interna de los tramos Las Armas - Mar de Ajó - San Clemente y Pinamar – Villa Gessell, pertenecientes al Gasoducto de la Costa, con el objeto de asegurar su correcto funcionamiento en la época invernal.

Se habilitó la nueva alimentación a la ciudad de Azul, lo que permitió desafectar el tramo del viejo gasoducto de 10" comprendido entre Azul y Olavarria (33 km.). La alimentación a Cachari, Gorch y Cañuelas pasaron a ser alimentadas desde esta derivación con gran ventaja operativa. Esta obra contempla el cumplimiento de los estándares de calidad en cuanto al transporte de gas odorizado por zonas próximas a lugares poblados.

Se habilitó la modificación realizada para mejorar el abastecimiento de gas a la ciudad de Coronel Suarez. Esta obra, que forma parte del plan de renovación de gasoductos antiguos, posibilita realizar la alimentación de esa ciudad desde el Gasoducto Neuba II en lugar de hacerlo desde el gasoducto de 10" que resultaba insuficiente.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

Se puso en servicio experimental la operación de un tramo de cañería de PE 100. La futura aplicación de este material podría permitir elevar la presión de uso del polietileno de 4 a 10 bar y diminuir sensiblemente las inversiones necesarias para la expansión de las redes.

Comenzaron los trabajos en las Estaciones de Regulación de Presión y en las instalaciones de Protección Catódica con el fin de adecuarlas a los estándares de calidad del gas establecidos por Enargas en la resolución 1192/99.

Se dio inicio a la renovación del gasoducto Berra – Lobos, afectado gravemente por problemas estructurales.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

De acuerdo con las estadísticas actuales, se mantiene la mejora continua en los índices de accidentología de la Distribuidora.

Se comenzó la etapa de implementación de normas ISO 14000, con el compromiso de todo el cuerpo gerencial.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, con resultados satisfactorios.

Se cumplimentó el programa de campañas de prevención dirigidas a la comunidad en temas de seguridad y protección ambiental, a través de medios masivos y particularmente con actividades en escuelas de nivel primario, las que llegaran a más de 9000 alumnos en el área de concesión.

Se realizó la revisión de los procedimientos de relevamiento de Investigación de siniestros y Odorización.

La economía del país sigue afectada por la alta volatilidad registrada en los mercados financieros. Si bien el Gobierno pudo aliviar el peso de los vencimientos de deuda pública para el corto y mediano plazo, a través de un canje voluntario de deuda (récord en términos de monto implicado), los activos argentinos siguen experimentado fuertes bajas. La Bolsa (medida a través del índice Merval) acumula al 30 de junio una caída del 25% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles de 10%. A raiz de esto se ha verificado una notoria retracción en el crédito de la economía y un aumento en la incertidumbre.

Durante el periodo, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones

El monto operado en colocaciones financieras durante el período fue de Pesos 597,7 millones, con un plazo promedio de 2,5 días y una tasa promedio de 11,49 %.

El total de tomas acumuladas durante el mismo período fue de Pesos 258,8 millones, con un plazo promedio de 6 días y a una tasa promedio de 9,05 %.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 10,6 millones durante el período.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

ESTRUCTURA PATRIMONIAL CONSOLIDADA COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Activo corriente	94.795.373	83.344.236	88.091.781	84.101.595	97.533.150
Activo no corriente	554.951.062	535.602.518	519.788.708	531.028.791	527.151.287
Total	649.746.435	618.946.754	607.880.489	615.130.386	624.684.437
Pasivo corriente	187.499.152	85.209.754	76.640.872	78.075.822	77.896.781
Pasivo no corriente	17.414.484	90.163.648	92.598.927	93.352.349	97.747.872
Subtotal	204.913.636	175.373.402	169.239.799	171.428.171	175.644.653
Participación de terceros en Sociedades Controladas	3	3	-	-	-
Patrimonio neto	444.832.796	443.573.349	438.640.690	443.702.215	449.039.784
Total	649.746.435	618.946.754	607.880.489	615.130.386	624.684.437

ESTRUCTURA DE RESULTADOS CONSOLIDADA COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Resultado operativo ordinario	17.706.662	19.672.554	23.920.279	18.641.507	19.469.848
Otros ingresos y egresos	555.282	(558.951)	4.545	(845.542)	(95.022)
Resultados financieros netos	(1.013.474)	(1.206.639)	(1.997.548)	(3.648.703)	(915.797)
Impuesto a las Ganancias	(5.942.741)	(7.405.669)	(8.087.721)	(8.805.467)	(6.480.421)
Participación de terceros en Sociedades Controladas	3	2	-	-	-
Resultado Ordinario	11.305.732	10.501.297	13.839.555	5.341.795	11.978.608
Resultados Extraordinarios	-	(198.514)	(341.208)	(36.000)	-
Resultado Neto	11.305.732	10.302.783	13.498.347	5.305.795	11.978.608

INDICES	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Liquidez	0,51	0,98	1,15	1,08	1,25
Endeudamiento	0,46	0,40	0,39	0,39	0,39

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS	30.06.01 (miles de m³)	30.06.00 (miles de m³)	30.06.99 (miles de m³)	30.06.98 (miles de m³)	30.06.97 (miles de m³)
Volumen de gas natural disponible para la venta (1)	1.295.839	1.165.544	1.628.659	1.468.962	1.664.675
Volumen de ventas gas natural (1)	1.605.819	1.143.859	1.603.731	1.443.819	1.634.859
Gas entregado en Planta Cerri para su tratamiento y venta	11.124	83.277	103.634	90.929	57.582

(1) No incluye volumen de transporte a industrias y RTP.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 4 % con respecto al mismo periodo del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	14.132.239
Hasta 6 meses	2.231.544
Hasta 9 meses	635.849
Hasta 1 año	469.633
Hasta 2 años	870.658
Más de 2 años	5.644.844
	23.984.767

Deudas
De Plazo Vencido: $ 1.518.256

b) Créditos:
Sin plazo establecido a la vista: $ 23.757.203

Deudas:
Sin plazo establecido a la vista: $ 30.187.869

c) Créditos:

A vencer	$
Hasta 3 meses	54.556.673
Hasta 6 meses	938.051
Hasta 9 meses	949.969
Hasta 1 año	894.611
Más de 1 año	16.676.949
	74.016.253

d) Deudas:

A vencer	$
Hasta 3 meses	89.622.556
Hasta 6 meses	79.769.599
Hasta 9 meses	-
Hasta 1 año	2.870.519
Hasta 2 años	-
	172.262.674



4- Créditos:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan intereses $	No devengan intereses $
Cred. Ctes.	57.791.941	27.683.830	-	-	-
Cred. no Ctes.	1.773.701	34.508.751	-	-	-
Total	59.565.642	62.192.581	-	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan Intereses $	No devengan intereses $
Pas. Ctes.	74.104.139	1.461.118	710.672	107.443.000	2.835.386
Pas. no Ctes.	575.051	6.634.952	-	-	10.204.481
Total	74.679.190	8.096.070	710.672	107.443.000	13.039.867

5- Ver Nota 3 a los Estados Contables.

6- No existen.

7- Al cierre del período, la Sociedad no posee bienes de cambio en existencia.

8- El criterio de valuación utilizado se encuentra explicado en nota 3 a los Estados Contables.

9- No existen.

10- No existen.

11- No existen.

12- Ver Notas 3.e., 3.g. y 3.h a los Estados Contables.

13-

Rubro	Valor Asegurado $	Riesgo Asegurado	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles	24.459.169	Todo riesgo	16.016.816
Subtotal	24.459.169		16.016.816
Instalaciones	876.000	Todo riesgo	6.389.250
Estaciones reductoras	22.406.925	Todo riesgo	11.526.521
Equipos para proceso	2.361.000	Todo riesgo	2.342.402
Equipos de computación y comunicación	2.500.000	Todo riesgo	3.556.619
Rodados	337.000	Robo, incendio y destrucción	2.482.851
Total Asegurado	52.940.094		42.314.459

14- No existen.

15- Ver Nota 16 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 25 de julio de 2001.

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS PAMPEANA S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 19 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la

información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas Pampeana S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas Pampeana S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de Camuzzi Gas Pampeana S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 19 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de junio de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 4 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría con fecha 4 de agosto de 2000, conteniendo el mismo una salvedad indeterminada por controversias no resueltas por operaciones comerciales entre Camuzzi Gas Pampeana S.A. y otra Sociedad relacionada al grupo económico.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de

Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de junio de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de seis meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

PRICEWATERHOUSECOOPERS



INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 333.281.049.

4.3. Al 30 de junio de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 469.660, no siendo exigibles a dicha fecha.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

C.P.C.E. C.F. To.1 Fo 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 202756

Buenos Aires 27/ 7/2001 01 0 T. 41 Legalización Nº 004359

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/ 7/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a CAMUZZI GAS PAMPEANA S.A. para ser presentada ante , que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matrícula CP Tº 0042 Fº 246 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: HARTENECK LOPEZ Y CIA Tº 1 Fº 77

fca 444832 7

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DE SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES

DR. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

CAMUZZI GAS PAMPEANA S.A.

Financial Statements
for the six-month periods ended June 30, 2001 and 2000

Camuzzi Gas Pampeana S.A.

Financial Statements

Table of Contents (in accordance with General Resolution No. 368 of the Argentine Securities and Exchange Commission with regard to their filing with the Buenos Aires Stock Exchange)

Comparative financial statements for the six-month periods ended June 30, 2001, stated in Pesos.

Name of the Company: **CAMUZZI GAS PAMPEANA S.A.**
("Camuzzi Gas Pampeana S.A." or the "Company")

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 3° - Buenos Aires

Principal Activity: Public natural gas distribution services

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: December 1, 1992

Of latest amendments: July 4, 1996

Registration number with the Superintendency of Corporations: 11,674

Duration of the Company: Until December 1, 2091

Name of the controlling company: Sodigas Pampeana S.A.

Corporate Domicile: Av. Alicia M. de Justo 240 - 4° Piso - Capital Federal

Principal Activity: Investment and comprehensive advice

Interest in shareholders' equity and votes: 86.091962%

CAPITAL STATUS				
Number of shares	Type of stock	No. of votes per share	Subscribed *(Pesos)*	Paid up *(Pesos)*
169,973,335	Class A shares of common stock in book entry form	1	169,973,335	169,973,335
132,853,609	Class B shares of common stock in book entry form	1	132,853,609	132,853,609
30,454,105	Class C shares of common stock in book entry form	1	30,454,105	30,454,105
333,281,049			333,281,049	333,281,049

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Quarterly Consolidated Balance Sheet as of June 30, 2001 and 2000

(Notes 1 and 2)

	As of June 30,	
	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 3.a)	251,147	3,935,753
Investments	9,979,712	1,441,576
Trade accounts receivable, net (Note 3.b)	78,620,194	71,586,925
Receivables from related parties	633,371	730,498
Other receivables, net (Note 3.c)	5,310,949	5,167,195
Inventories (Schedule F)	–	395,889
Other assets, net (Note 3.d)	–	86,400
Total current assets	94,795,373	83,344,236
NON-CURRENT ASSETS		
Trade accounts receivable (Note 3.b)	18,612,840	856,906
Other receivables, net (Note 3.c)	22,088,916	25,127,277
Fixed assets, net (Schedule A)	508,334,416	505,128,157
Intangible assets, net	2,266,030	1,759,784
Other assets (Note 3.d)	3,648,860	2,730,394
Total non-current assets	554,951,062	535,602,518
TOTAL ASSETS	649,746,435	618,946,754
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 3.e)	46,173,411	43,322,307
Loans (Note 3.f)	107,994,696	10,750,004
Payables to related parties	1,441,866	1,946,944
Salary and social security payable (Note 3.g)	3,202,488	2,990,615
Taxes payable (Note 3.h)	14,989,156	15,896,863
Other liabilities (Note 3.i)	9,091,577	7,444,170
Provisions	4,605,958	2,858,851
Total current liabilities	187,499,152	85,209,754
NON-CURRENT LIABILITIES		
Trade accounts payable, net (Note 3.e)	6,634,952	–
Loans (Note 3.f)	–	79,443,000
Other liabilities (Note 3.i)	10,779,532	10,720,648
Total non-current liabilities	17,414,484	90,163,648
TOTAL LIABILITIES	204,913,636	175,373,402
Minority interest	3	3
SHAREHOLDERS' EQUITY	444,832,796	443,573,349
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	649,746,435	618,946,754

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Consolidated Statements of Income
For the six-month periods ended June 30, 2001 and 2000
(Notes 1 and 2)

	As of June 30,	
	2001	**2000**
	(Pesos)	
Net sales (Note 3.j)	168,205,121	156,958,066
Cost of sales (Schedule F)	(133,434,107)	(122,807,399)
Gross profit	34,771,014	34,150,667
Selling expenses	(5,414,598)	(5,326,342)
General and administrative expenses	(11,649,754)	(9,151,771)
Operating income	17,706,662	19,672,554
Other income/(expenses) - Income/(Loss) (Note 3.l)	555,282	(558,951)
Net financial results (Note 3.k)		
Generated by assets	2,363,148	2,324,812
Generated by liabilities	(3,376,622)	(3,531,451)
Income tax	(5,942,741)	(7,405,669)
Minority interests	3	2
Ordinary income	11,305,732	10,501,297
Extraordinary (loss) (Notes 3.m)	--	(198,514)
Net income for the period	**11,305,732**	**10,302,783**

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A.and its Subsidiary Company

Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2001 and 2000

(Notes 1 and 2)

	As of June 30,	
	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of the year	8,980,623	17,957,590
Net increase/(decrease) in cash and cash equivalents	1,209,335	(12,657,059)
Cash and cash equivalents at end of the period	10,189,958	5,300,531
Sources of funds		
Ordinary income for the period	11,305,732	10,501,297
Plus: Items not entailing the use of funds		
Fixed asset depreciation	10,887,145	10,367,204
Intangible asset amortization	397,171	298,299
Net book value of deductions of fixed assets	1,187,534	1,298,954
Accrued vacations and bonuses	815,147	1,505,427
Fees for financial advice and services	–	50,000
Intercompany fees and expenses	267,112	235,066
Technical assistance agreement	1,597,408	1,446,054
Intercompany changes	–	1,652,198
Accrued interest payable	403,540	330,004
Accrued purchases pending payment	48,581,090	38,683,459
Accrued income tax	5,942,741	7,405,669
Accrued business indebtedness cost tax	405,737	600,637
Accrued gross sales tax payable	3,341,798	3,365,951
Increase in other liabilities	–	12,163
Increase in allowance for doubtful accounts	609,715	901,557
Increase in provisions for pending lawsuits	336,244	313,605
	74,772,382	68,466,247
Less: Items not entailing sources of funds		
Accrued interest pending collection	(320,980)	(236,440)
Recovery of allowance for doubtful accounts	(47,491)	–
Recovery of intercompany expenses	(1,067,638)	(741,712)
Decrease in other liabilities	–	(5,600)
Accrued sales pending collection	(68,327,636)	(61,392,264)
Intercompany sales	–	(98,697)
	(69,763,745)	(62,474,713)
Third party interests in subsidiaries	(3)	(2)
Funds originated from ordinary operations	16,314,366	16,492,829
Extraordinary (loss) for the period	–	(198,514)
Plus: Items not entailing the use of funds		
Depreciation of Mercobank S.A. shares	–	198,514
Funds originated from extraordinary operations	–	–
Funds originated from operations - (Carried forward)	16,314,366	16,492,829

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Consolidated Statements of Cash Flows (Continued)

	As of June 30,	
	2001	2000
	(Pesos)	
Brought forward	16,314,366	16,492,829
Other sources of funds		
Decrease in other receivables	1,586,738	1,237,700
Decrease in other assets	472,694	–
Decrease in inventories	245,658	–
Increase in other liabilities	555,079	–
Increase in taxes payable	4,243	–
Increase in bank debts	27,832,916	10,062,293
Changes in trade accounts receivable	39,907,079	28,411,551
Increase in intercompany payables	30	–
Decrease in intercompany receivables	765,188	1,046,305
Total other sources of funds	71,369,625	40,757,849
Total sources of funds	87,683,991	57,250,678
Applications of funds		
Decrease in provisions	(8,319)	(76,250)
Increase in inventories	–	(314,556)
Increase in other receivables	(1,184,802)	(860,857)
Decrease in trade accounts payable	(40,123,397)	(32,678,414)
Decrease in intercompany payables	(1,322,453)	(582,077)
Payment of dividends	(23,495,036)	–
Decrease in salaries and social security liabilities	(1,244,382)	(2,041,400)
Acquisition of fixed assets	(8,922,855)	(14,231,855)
Additions of intangible assets	(137,812)	(331,380)
Decrease in taxes payable	(10,026,456)	(17,888,784)
Decrease in other liabilities	(9,144)	(902,164)
Total applications of funds	(86,474,656)	(69,907,737)
Increase/(decrease) in funds	1,209,335	(12,657,059)

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements
For the six-month periods ended June 30, 2001 and 2000

NOTE 1: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 290/97 of the Comisión Nacional de Valores (the "CNV"), which establishes that consolidated financial statements must be submitted following the procedure outlined in Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, the Balance Sheet of the Company at June 30, 2001 and 2000, and the Statements of Income and Cash Flows for the periods then ended have been consolidated on a line-by-line basis with the financial statements of the Subsidiary Company.

The Financial Statements of the Subsidiary I.V. Invergas S.A. as of June 30, 2001 have been used in order to determine its equity value and consolidate such company. For comparative purposes, reclassifications have been made based on the information as of June 30, 2000, to reflect such information on a uniform basis with respect to the period under consideration.

Non-monetary items included in the Financial Statements at June 30, 2001 and 2000, have been restated in current values up to August 31, 1995. No adjustments have been applied since such date.

The Financial Statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 2: VALUATION CRITERIA

The Financial Statements of the Subsidiary Company have been prepared based on criteria consistent with those applied for preparing the financial statements of Camuzzi Gas Pampeana S.A.

The principal valuation and disclosure criteria used for the preparation of the Financial Statements of the Subsidiary Companies not otherwise set forth in the valuation criteria note of the Company are as follows:

a. Contribution of improvements receivable

The works related to the home gas distribution network of Distribuidora Gesell Gas S.A. are financed through the contribution of improvements applicable to the frontage landowners or holders of the plots of land of the city of Villa Gesell.

The works performed are mandatorily payable by the owners or holders of the benefited premises. Such obligation is instrumented through debt certificates issued by Distribuidora Gesell Gas S.A. and submitted to the Municipality of Villa Gesell for their confirmation. The Municipality certifies that the network construction work has been performed by granting the certificate the nature of a liquid, due and unconditional debt (*título ejecutivo*) in accordance with section 521 of the Argentine Civil Code. The collection of the contribution of improvements receivable is enforceable within ten days after the notice of the liquidation approved by the Municipality. In order for such notice to be effective it must be published in the Official Gazette (*Boletín Oficial*).

The contribution of improvements receivable are stated at their face value at the balance sheet date, including accrued interest.

b. Other assets

Current

- As of June 30, 2000, LPG storage and vaporization plant assigned to the Subsidiary Company Gesell Gas S.A., which has been segregated for its sale. The plant has been valued at its estimated recovery value.

Non-current

- Includes the proportion of the cost of the works related to income to be recognized in connection with the debt certificates for the contribution of improvements held by the Municipality of Villa Gesell (see Note 4). Other non-current assets also includes the costs of the works performed in relation to the second tranche of the works agreed upon with the Municipality of Villa Gesell. Once such works are operative, such costs will constitute a receivable to be recovered on account of contribution of improvements (see Note 2.a).

c. Fixed assets

Includes the Fixed Assets transferred to the Subsidiary Company, Distribuidora Gesell Gas S.A. at the beginning of the period, and additions carried out subsequently and up to June 30, 2001. The Fixed Assets of the Subsidiary Company Distribuidora Gesell Gas S.A. transferred at the beginning of the period have been restated up to August 31, 1995 while subsequent additions were valued at their acquisition cost, restated in current Pesos at such date, in either case net of accumulated depreciation.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

d. Intangible assets

This caption includes organization expenses related to the home gas distribution network conversion, in order to enable the distribution of natural gas, and the costs incurred in the development of the system. Organization expenses are amortized over a three-year period on a monthly basis pursuant to the straight-line method.

e. Income tax and minimum income tax

The Subsidiary Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

The minimum income tax was established by Law No. 25,063 for ten fiscal years. This tax is supplementary to the income tax because, while the latter is levied on the taxable income for the fiscal year, the minimum income tax is a 1% minimum tax on the potential income from certain assets. The Company is liable for the payment of the greater of the two amounts. The payment of such tax may be carried forward and applied as a payment on account of the income tax established for any of the next ten fiscal years.

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of June 30	
	2001	2000
	(Pesos)	
Cash	116,547	123,413
Banks	134,600	3,812,340
Total cash and banks	251,147	3,935,753

b. Trade accounts receivable

	As of June 30,	
	2001	2000
Current	(Pesos)	
Customers	44,714,628	34,259,011
Subsidies receivable	897,743	1,275,064
Unbilled gas revenue	38,804,071	40,994,257
Receivable to be recovered from users - Producer Price Index	3,910,593	3,963,309
Subtotal	88,327,035	80,491,641
Less: Allowance for doubtful accounts	(9,706,841)	(8,904,716)
Total	78,620,194	71,586,925
Non current		
Subsidies receivable	3,407,098	2,807,098
Receivable to be recovered from users - Producer Price Index	18,185,742	--
Subtotal	21,592,840	2,807,098
Less: Allowance for doubtful accounts	(2,980,000)	(1,950,192)
Total	18,612,840	856,906
Total trade accounts receivable	97,233,034	72,443,831

c. Other receivables, net

	As of June 30,	
	2001	2000
Current	(Pesos)	
Other assets to be recovered as per Section 41 Law 24,076 (gross sales tax)	3,381,184	3,388,706
Minimum Income Tax - Payment on account of income tax	172,358	50,159
Income tax advance payment	9,682	19,889
Other assets to be recovered from customers due to agreements	376,217	380,638
Prepaid expenses	388,694	304,541
Guarantee deposits	335,650	315,039
Contribution of improvements receivable (Note 4)	369,866	286,752
Other	404,904	525,880
Subtotal	5,438,555	5,271,604
less: Allowance for uncollectibility of contribution of improvements receivable	(127,606)	(104,409)
Total	5,310,949	5,167,195
Non-current		
Other assets to be recovered as per Section 41 Law 24,076 (gross sales tax)	16,323,009	20,722,873
Other assets to be recovered from customers due to Agreements	458,698	223,436
Contribution of improvements receivable (Note 4)	5,888,606	4,650,002
Judicial deposits	527,564	551,410
Prepaid expenses	214,994	71,687
Other	148,197	70,370
Subtotal	23,561,068	26,289,778
less: Allowance for uncollectible of contribution of improvements receivable	(1,472,152)	(1,162,501)
Total	22,088,916	25,127,277
Total other accounts receivable	27,399,865	30,294,472

d. Other assets, net

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Fixed assets available for sale (Note 2.b)	--	86,400
Total	--	86,400
Non-current		
Works in progress (Notes 2.b and 4)	3,648,860	2,531,880
Series "C" Certificates	667,325	667,325
Mercobank S.A.'s shares	28,424	1,038,639
Subtotal	4,344,609	4,237,844
less:		
Valuation allowance of Mercobank S.A.'s shares	(28,424)	(840,125)
Valuation for uncollectible Series "C" Certificates	(667,325)	(667,325)
Subtotal	(695,749)	(1,507,450)
Total	3,648,860	2,730,394
Total other assets	3,648,860	2,816,794

e. Trade accounts payable

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Suppliers	4,961,460	6,691,548
Unbilled by suppliers	39,739,194	35,215,375
Debts payable - Producer Price Index	1,472,757	1,415,384
Subtotal	46,173,411	43,322,307
Non-current		
Debts payable - Producer Price Index	6,634,952	--
Subtotal	6,634,952	--
Total trade accounts payable	52,808,363	43,322,307

f. Loans

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Notes	79,443,000	--
Bank debts	28,000,000	10,420,000
Overdrafts	148,156	--
Accrued interest	403,540	330,004
Total	107,994,696	10,750,004
Non-current		
Notes	--	79,443,000
Total	--	79,443,000
Total loans	107,994,696	90,193,004

g. Salary and social security payable

	As of June 30,	
	2001	2000
	(Pesos)	
Social security payable	897,105	819,233
Accrual for vacations	1,745,205	1,520,334
Accrual for bonuses	520,000	561,132
Other	40,178	89,916
Total salary and social security payable	3,202,488	2,990,615

h. Taxes payable

	As of June 30,	
	2001	2000
	(Pesos)	
Value added tax payable, net	4,575,843	4,023,320
Gross sales tax	3,303,353	2,807,425
Income tax provision, net	2,350,519	2,190,796
Provincial tax	2,527,686	2,598,369
Municipal rates	1,246,312	1,254,198
Business indebtedness cost tax	405,737	600,637
Tax amnesty program	--	1,925,586
Asset tax	57,387	50,159
Other	522,319	446,373
Total taxes payable	14,989,156	15,896,863

i. Other liabilities

	As of June 30,	
	2001	2000
Current	*(Pesos)*	
Gas-in-kind payables	2,835,386	2,177,562
Consumer reconnection deposits	132,614	150,162
Unbilled transportation charges	430,521	136,898
Other	5,693,056	4,979,548
Total	9,091,577	7,444,170
Non-current		
Gas-in-kind payables	10,204,481	10,719,648
Other	575,051	1,000
Total	10,779,532	10,720,648
Total other liabilities	19,869,814	18,164,818

Statement of income

j. Net sales

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Gas sales	171,895,355	160,586,585
Other sales	2,069,180	1,605,811
Direct taxes on sales	(5,759,414)	(5,234,330)
Total net sales	168,205,121	156,958,066

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

k. Net financial results

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Generated by assets		
Interest income	2,249,303	2,280,481
Income from investments	111,486	42,956
Other	2,359	1,375
Total net financial results	2,363,148	2,324,812
Generated by liabilities		
Financial interest	(2,994,895)	(2,573,247)
Other	(381,727)	(958,204)
Total	(3,376,622)	(3,531,451)
Total net financial results	(1,013,474)	(1,206,639)

l. Other income/(expenses), net

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Other income		
Leases	248,404	206,275
Income/(loss) from contribution of improvements	868,132	--
Commissions for collection charges on behalf of third parties	30,281	31,835
Recovery of allowance for doubtful accounts	47,491	--
Other	133,337	1,870
Total	1,327,645	239,980
Other expenses		
Fines and sanctions	(90,334)	(795,780)
Cost of network construction	(472,694)	--
Other	(209,335)	(3,151)
Total	(772,363)	(798,931)
Total other income/(expenses), net	555,282	(558,951)

m. Extraordinary (loss)

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Valuation allowance of Mercobank S.A.'s shares	–	(198,514)
Total (loss)	–	(198,514)

NOTE 4: DEBT CERTIFICATES RELATED TO THE CONTRIBUTION OF IMPROVEMENTS HELD BY THE MUNICIPALITY OF VILLA GESELL

At the date of these Financial Statements, the Municipality of Villa Gesell holds debt certificates related to the contribution of improvements belonging to Distribuidora Gesell Gas S.A. for an aggregate amount of Ps. 281,776, which have been timely submitted for confirmation, their collection not being due as of June 30, 2001 (see Note 2.a).

Furthermore, Ps. 126,798 are included under Other non-current assets caption corresponding to the proportion of the cost of the works related to income to be recognized at the time of confirmation of such certificates' enforcement (see Note 2.b.).

Camuzzi Gas Pampeana S.A.

Consolidated Fixed Assets

For the six-month periods ended June 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION Accumulated as of beginning of year (Pesos)	Of the period Amount (Pesos)	Of the period Deductions (Pesos)	Accumulated as of end of period (Pesos)	Net carrying value as of June 30, 2001 (Pesos)	Net carrying value as of June 30, 2000 (Pesos)
Land	4,698,125	–	–	–	4,698,125	–	–	–	–	4,698,125	4,704,935
Condominiums	623,889	–	–	–	623,889	137,986	9,066	–	147,052	476,837	494,969
Buildings	14,651,204	30,219	2,424,315	–	17,105,738	2,744,488	197,918	–	2,942,406	14,163,332	12,165,620
Facilities	7,924,206	52,747	–	–	7,976,953	1,455,811	131,584	–	1,587,395	6,389,558	6,557,006
Gas pipelines	196,542,337	–	–	–	196,542,337	44,913,609	2,618,183	–	47,531,792	149,010,545	146,906,820
Main and secondary pipelines	49,583,196	–	–	–	49,583,196	10,433,182	642,158	–	11,075,340	38,507,856	37,601,027
Distribution networks	276,592,284	3,033,481	304,759	–	279,930,524	63,938,505	4,376,655	–	68,315,160	211,615,364	203,955,132
Machinery and equipment	4,336,005	183,237	–	(27,009)	4,492,233	999,253	125,377	(26,741)	1,097,889	3,394,344	3,152,982
Pressure reduction stations	14,740,322	–	–	–	14,740,322	2,953,489	260,312	–	3,213,801	11,526,521	9,733,685
Processing equipment	2,480,200	–	–	–	2,480,200	68,947	68,851	–	137,798	2,342,402	794,585
Vehicles	8,406,799	52,426	–	(152,564)	8,306,661	5,429,070	474,184	(106,730)	5,796,524	2,510,137	2,211,051
Furniture and office equipment	2,137,002	79,822	–	–	2,216,824	763,575	74,158	–	837,733	1,379,091	1,344,921
Gas meters	51,700,977	5,876	984,693	(422,000)	52,269,546	16,033,102	1,182,586	(275,607)	16,940,081	35,329,465	33,949,847
Gas cylinders	1,192	–	–	–	1,192	479	30	–	509	683	743
Works in progress	16,808,427	4,128,347	(2,258,995)	–	18,677,779	–	–	–	–	18,677,779	32,257,165
Computer equipment	8,219,994	133,872	–	–	8,353,866	6,864,131	411,782	–	7,275,913	1,077,953	1,684,441
Communications equipment	5,810,244	8,002	–	–	5,818,246	3,025,576	311,150	–	3,336,726	2,481,520	3,091,503
Improvements to third party's buildings	30,460	–	–	–	30,460	5,777	3,151	–	8,928	21,532	27,834
Material at warehouses	2,164,181	1,701,774	(984,693)	(995,039)	1,886,223	–	–	–	–	1,886,223	2,849,025
Advances to suppliers	2,165,489	1,149,739	(470,079)	–	2,845,149	–	–	–	–	2,845,149	1,644,866
Total as of June 30, 2001	669,616,533	10,559,542	–	(1,596,612)	678,579,463	159,766,980	10,887,145	(409,078)	170,245,047	508,334,416	–
Total as of June 30, 2000	641,174,185	15,020,936	–	(1,589,278)	654,605,843	139,400,806	10,367,204	(290,324)	149,477,686	–	505,128,157

The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas Pampeana S.A.

Consolidated Cost of Sales

For the six-month periods ended June 30, 2001 and 2000

Schedule F

	For the six-month periods ended June 30,	
	2001 (*Pesos*)	2000 (*Pesos*)
Inventories at the beginning of the year		
Natural gas	245,658	81,333
Plus:		
Gas purchases for customers	63,249,749	53,295,098
Gas purchases for processing	566,147	3,529,952
Gas transportation cost for customers	43,429,447	37,831,524
Gas transportation cost for processing	261,220	1,754,623
Operating expenses		
Gas sales to customers	24,694,904	23,227,408
Gas processing	986,982	3,483,350
Less:		
Natural gas (at the end of the period)	--	(395,889)
Cost of sales	133,434,107	122,807,399

Camuzzi Gas Pampeana S.A.

Quarterly Balance Sheet as of June 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4.a)	243,150	2,957,256
Investments (Schedule D)	9,940,901	1,441,576
Trade accounts receivable, net (Note 4.b)	78,393,528	71,153,408
Receivables from related parties (Note 6)	2,221,182	898,589
Other receivables, net (Note 4.c)	4,861,061	4,842,143
Inventories (Schedule F)	–	395,889
Total current assets	95,659,822	81,688,861
NON-CURRENT ASSETS		
Investments (Note 11 and Schedule C)	6,526,051	6,457,672
Trade accounts receivable, net (Note 4.b)	18,612,840	856,906
Other receivables, net (Note 4.c)	17,669,612	21,636,926
Fixed assets (Schedule A)	508,225,720	505,067,758
Intangible assets (Schedule B)	2,107,550	1,626,043
Other assets, net (Note 4.d)	–	198,514
Total non-current assets	553,141,773	535,843,819
TOTAL ASSETS	648,801,595	617,532,680
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 4.e)	46,113,932	42,759,599
Loans (Note 4.f and 14)	107,846,540	10,750,004
Payables to related parties (Note 6)	1,441,866	1,946,944
Salary and social security payable (Note 4.g)	3,202,488	2,990,615
Taxes payable (Note 4.h)	14,505,541	15,328,344
Other liabilities (Note 4.i)	8,920,849	7,209,833
Provisions (Schedule E)	4,523,099	2,810,344
Total current liabilities	186,554,315	83,795,683
NON-CURRENT LIABILITIES		
Trade accounts payable, net (Note 4.e)	6,634,952	–
Loans (Note 4.f and 14)	–	79,443,000
Other liabilities (Note 4.i)	10,779,532	10,720,648
Total non-current liabilities	17,414,484	90,163,648
TOTAL LIABILITIES	203,968,799	173,959,331
SHAREHOLDERS' EQUITY (as per corresponding statement)	444,832,796	443,573,349
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	648,801,595	617,532,680

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Income

For the six-month periods ended June 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
Net sales (Note 4.j)	168,056,287	156,910,088
Cost of sales (Schedule F)	(133,280,903)	(122,201,783)
Gross profit	34,775,384	34,708,305
Selling expenses (Schedule H)	(5,109,338)	(5,433,292)
General and administrative expenses (Schedule H)	(11,542,193)	(9,207,462)
Operating income	18,123,853	20,067,551
Intercompany income/(loss)	177,887	(131,166)
Other income/(expenses) - Income/(Loss) (Note 4.l)	108,029	(558,951)
Net financial results		
Generated by assets (Note 4.k)	2,213,499	2,013,427
Generated by liabilities (Schedule H)	(3,374,795)	(3,530,149)
Income Tax	(5,942,741)	(7,359,415)
Ordinary income	11,305,732	10,501,297
Extraordinary (loss) (Notes 4.m and 10)	--	(198,514)
Net income for the period	**11,305,732**	**10,302,783**

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Changes in Shareholders' Equity

For the six-month periods ended June 30, 2001 and 2000

(Notes 2 and 3)

	SHAREHOLDERS' CONTRIBUTIONS			CUMULATIVE RESULTS			
	Common stock (Note 7) *(Pesos)*	Inflation adjustment of common stock *(Pesos)*	Total *(Pesos)*	Legal reserve *(Pesos)*	Voluntary reserve *(Pesos)*	Retained earnings *(Pesos)*	Total shareholders' equity *(Pesos)*
Balances as of January 1, 2000	333,281,049	36,771,980	370,053,029	12,248,666	42,840,648	8,128,223	433,270,566
Net income for the six-month period	--	--	--	--	--	10,302,783	10,302,783
Balances as of June 30, 2000	333,281,049	36,771,980	370,053,029	12,248,666	42,840,648	18,431,006	443,573,349
As resolved by Ordinary Shareholders' Meeting held on July 11, 2000:							
to legal reserve	--	--	--	1,561,411	--	(1,561,411)	--
Cash dividend distribution resolved by Board of Directors' Minutes dated October 30, 2000	--	--	--	--	--	(6,566,812)	(6,566,812)
Allocation of voluntary reserve (Note 15)	--	--	--	--	515,166	--	515,166
Net income for the supplementary six-month period	--	--	--	--	--	19,500,397	19,500,397
Balances as of January 1, 2001	333,281,049	36,771,980	370,053,029	13,810,077	43,355,814	29,803,180	457,022,100
As resolved by Ordinary Shareholders' Meeting held on March 19, 2001:							
to legal reserve	--	--	--	1,490,159	--	(1,490,159)	--
to cash dividends	--	--	--	--	--	(23,495,036)	(23,495,036)
Net income for the six-month period	--	--	--	--	--	11,305,732	11,305,732
Balances as of June 30, 2001	333,281,049	36,771,980	370,053,029	15,300,236	43,355,814	16,123,717	444,832,796

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Cash Flows

For the six-month periods ended June 30, 2001 and 2000
(Notes 2 and 3)

	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of the period	8,927,500	15,038,769
Net increase/(decrease) in cash and cash equivalents	1,215,650	(10,716,735)
Cash and cash equivalents at end of period	10,143,150	4,322,034
Sources of funds		
Ordinary income for the period	11,305,732	10,501,297
Plus: Items not entailing the use of funds		
Fixed asset depreciation	10,875,149	10,356,702
Intangible asset amortization	369,010	270,802
Net book value of deductions of fixed assets	1,179,639	1,295,481
Accrued vacations and bonuses	815,147	1,505,427
Fees for financial advice and services	–	50,000
Intercompany fees and expenses	267,112	235,066
Technical assistance agreement	1,597,408	1,446,054
Intercompany changes	–	1,558,203
Accrued interest payable	403,540	330,004
Accrued purchases pending payment	48,573,185	38,566,802
Accrued income tax	5,942,741	7,359,415
Accrued business indebtedness cost tax	405,737	600,637
Accrued gross sales tax	3,328,953	3,338,766
Intercompany loss	–	131,166
Increase in allowance for doubtful accounts	369,251	845,653
Increase in provisions for pending lawsuits	336,244	313,605
	74,463,116	68,203,783
Less: Items not entailing sources of funds		
Recovery of intercompany expenses	(1,220,545)	(857,402)
Intercompany income	(177,887)	–
Accrued sales pending collection	(68,052,689)	(61,035,996)
Intercompany sales	–	(98,697)
	(69,451,121)	(61,992,095)
Funds originated from ordinary operations	16,317,727	16,712,985
Extraordinary (loss) for the period	–	(198,514)
Plus: Items not entailing the use of funds		
Valuation allowance of Mercobank S.A. shares	–	198,514
Funds originated from extraordinary operations	–	–
Funds originated from operations - (Carried forward)	16,317,727	16,712,985

Camuzzi Gas Pampeana S.A.

Statements of Cash Flows (Continued)

	2001	2000
	(Pesos)	
Brought forward	16,317,727	16,712,985
Other sources of funds		
Increase in other liabilities	555,079	–
Decrease in inventories	245,658	–
Decrease in other receivables	1,274,141	1,175,183
Increase in bank debts	27,684,760	10,062,293
Changes in trade accounts receivable	39,554,686	28,116,572
Decrease in intercompany receivables	704,763	1,298,488
Total other sources of funds	70,019,087	40,652,536
Total sources of funds	86,336,814	57,365,521
Applications of funds		
Increase in intercompany receivables	(490,000)	–
Increase in inventories	–	(314,556)
Payment of dividends	(23,495,036)	–
Decrease in provisions	(8,319)	(76,250)
Decrease in trade accounts payable	(39,553,730)	(32,391,690)
Decrease in intercompany payables	(1,322,453)	(582,077)
Decrease in salaries and social security liabilities	(1,244,382)	(2,041,400)
Acquisition of fixed assets	(8,889,736)	(14,166,462)
Additions of intangible assets	(91,052)	(239,511)
Decrease in taxes payable	(10,026,456)	(17,515,064)
Decrease in other liabilities	–	(755,246)
Total applications of funds	(85,121,164)	(68,082,256)
Increase/(decrease) in funds	1,215,650	(10,716,735)

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements

For the six-month periods ended June 30, 2001 and 2000

NOTE 1: ORGANIZATION AND REGULATORY FRAMEWORK OF THE COMPANY

The Argentine Executive Branch, pursuant to Executive Order No. 2252/92, granted a license to the Company to render the public service of natural gas distribution through the operation of assets transferred by Gas del Estado Sociedad del Estado. The term of the license is 35 years and may be extended for ten additional years as long as the Company substantially complies with the obligations established in the license.

The Company's business is governed by Law No. 24,076, Executive Order 1,738/92, other regulatory executive orders, the Terms and Conditions, the Transfer Agreement and the License, each of which contain certain requirements with respect to service quality, capital investments, restrictions on the transfer of and creation of liens on the assets, and ownership restrictions of producers, transporters and distributors of natural gas.

A significant portion of the assets of the Company are deemed "Assets essential to the Rendering of Services" and, accordingly, the Company is required to identify and maintain such assets in accordance with the provisions of the license. Upon the expiration of the license, the assets shall be transferred to the Government or a third party assignee of the Government, free of encumbrances and liens.

Upon such transfer, the Company shall be entitled to collect the lesser amount among the book value, which will be calculated based on the amount paid to the Argentine Government, the original cost of the investments made, denominated in United States Dollars and adjusted in accordance with the United States producer price index and net of the accumulated depreciation, or the amount of a new bid, net of expenses and taxes.

The tariffs for the service of distribution of natural gas were established in the License and are governed by the Ente Regulador del Gas (ENARGAS). Such tariffs are subject to adjustments every five years starting December 31, 1997 in accordance with the criteria established by the Regulatory Authority.

NOTE 2: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores (the "CNV"), the financial statements herein have been prepared pursuant to, and following the manner established by, the valuation and disclosure standards set forth by Technical Resolutions Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences.

Non-monetary items included in the Financial Statements as of June 30, 2001 and 2000 have been restated in constant Pesos up to August 31, 1995. No adjustments have been applied since such date. The information as of June 30, 2000 has been reclassified, for comparative purposes, in order to be consistent with that of the current period.

The Financial Statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 3: VALUATION CRITERIA

The principal valuation and disclosure criteria used for the preparation of the Financial Statements as of June 30, 2001 and 2000 are as follows:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value at the balance sheet date, including accrued interest.

The implicit cost of financing contained in the monetary assets and liabilities has not been segregated as it is not deemed significant.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including the corresponding accrued interest.

c. Investments

Current

These are the following:

- Equity securities and interests in investment funds which have been valued at their market value as of balance sheet date.

- As of June 30, 2000, time deposits, which have been valued at cost, plus interest accrued up to the balance sheet closing date.

Non-current

Investment in the subsidiary, I.V. Invergas S.A., in which the Company owns 99.999972% of the share capital and votes, valued under the equity method, as called for by Technical Resolution No. 5 of the F.A.C.P.C.E. adopted by Resolution No. 135/84 of the Professional Council of Economic Sciences of the City of Buenos Aires. (See Note 11)

The following is a description of the subsidiary company:

Name: I.V. Invergas S.A.
Financial closing date: December 31
Interim closing date used for equity valuation: June 30, 2001
Date of the independent auditors' report: July 25, 2001
Scope of the auditors' report: Limited Review Report
Equity interest of Camuzzi Gas Pampeana S.A.: 99.999972%
Net worth of I.V. Invergas S.A. at June 30, 2001: Ps. 6,664,297

d. Other assets to be recovered from customers

These are receivables that stem from agreements entered into with Provinces, Municipalities and other agencies, to be recovered from customers who are currently connected, or will be connected in the future, to the network pursuant to such agreements and are agreed upon in cubic meters of gas. These assets have been valued at the average tariff for gas distributed.

e. Inventories

As of June 30, 2000, these have been valued at their replacement cost as of the end of the period, which value does not exceed their recoverable value.

f. Other assets

As of June 30, 2000, other assets include Class C shares and bonds issued by Mercobank S.A.; these securities were received in exchange for deposits made with Banco de Crédito Provincial S.A., at the time of its suspension, as mentioned in Note 10 to the Financial Statements. These assets were valued at their estimated recovery value.

g. Property, plant and equipment

For assets received at the beginning of the Company's operations on December 28, 1992, the original value of fixed assets was based on the global transfer value defined in the Transfer Contract of Camuzzi Gas Pampeana S.A.'s shares by Gas del Estado. This value has been restated in current Pesos at August 31, 1995. The aforementioned value was recalculated for each individual fixed asset, based on the inventory and valuation carried out during the fiscal year ended December 31, 1993 by independent consultants.

Additions carried out subsequently and up to August 31, 1995 were valued at their acquisition cost, restated in current Pesos at such date. As from September 1, 1995, additions have been valued at their acquisition cost in current Pesos of the corresponding period.

Up to June 30, 1995, additions of gas distribution networks made for no consideration were recorded at their replacement cost at the time of the transfer under the item "Other Income".

According to the resolutions of the CNV adopted in the meetings held on July 28 and August 16, 1995, the gas distribution networks transferred for no consideration or partially funded by third parties by users after June 30, 1995, shall be recorded at the lower of their construction cost or the one set forth for the transfer, and their value to the business.

In the case that the value of the asset added exceeds the value of the consideration assumed by the Company, or if such consideration does not exist (for no consideration),

a cross-entry shall be recorded in an adjustment account, which is shown deducted from Fixed Assets, whose depreciation criterion is equivalent to that for the asset added.

The obligation to partially or totally compensate third parties is recorded as a liability of the Company.

The values thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, based on the estimated useful lives of the assets.

The Company defers the net costs derived from the financing with third party capital of works which construction extends in time until they are in start-up conditions. The amount capitalized in fixed assets was Ps. 1,028,548 and Ps. 1,259,655 during the periods ended June 30, 2001 and 2000, respectively.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

h. Intangible assets

Intangible assets include the acquisition of software and expenses in relation to the Medium-Term Note program for the issuance of Notes, and are amortized over a five-year period.

Additions of intangible assets made up to August 31, 1995 are recorded at their acquisition cost restated in current Pesos at such date, while additions carried out since September 1, 1995 are disclosed at their acquisition cost in current Pesos of the corresponding fiscal year, in both cases net of their corresponding accumulated amortization, according to the straight-line method.

i. Shareholders' Equity

The Capital Stock has been stated at its nominal value.

The Capital Stock Adjustment represents the difference between the nominal value of the Capital Stock and its adjusted value, based on the fluctuation in the general wholesale price index up to August 31, 1995.

Changes in net worth prior to August 31, 1995 are restated as of that date, while subsequent changes are stated in the currency of the corresponding period.

j. Income tax

The Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

k. Income/(expenses)

Income/(expenses) for the period is disclosed at historical values, except for the charges for assets consumed (fixed asset depreciation and intangible asset amortization), which were determined according to the values of such assets.

l. Revenue recognition

The revenue stemming from gas distribution activities is recognized when the service is rendered and charged to the "Unbilled gas consumption" account.

m. Statements of Cash Flows

The Statement of Cash Flows is presented using the Indirect Method of Alternative D of Technical Resolution No. 9 of the Argentine Federation of Professional Councils of Economic Sciences, considering Cash and Banks and Short-Term Investments as funds.

n. Accounting estimates

The preparation of these financial statements as of a specified date requires that the Company's management performs estimates and assessments that affect the amount of the recorded assets and liabilities and the contingent assets and liabilities disclosed as of the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates so as to calculate, among other things, the income tax charge, the unbilled gas consumptions, the discounts to be made to users and the provisions for contingencies, as of a certain date. The actual future results may differ from the estimates and assessments made as of the date of the financial statements.

NOTE 4: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of June 30,	
	2001	2000
	(Pesos)	
Cash	108,550	120,913
Banks (Schedule G)	134,600	2,836,343
	243,150	2,957,256

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

b. Trade accounts receivable, net

	As of June 30,	
	2001	**2000**
Current	*(Pesos)*	
Trade debtors	44,518,814	33,870,953
Subsidies receivable	897,743	1,275,064
Unbilled gas revenue	38,746,707	40,877,617
Receivable to be recovered from users - Producer Price Index (Note 19)	3,866,932	3,963,309
Subtotal	88,030,196	79,986,943
Less: Allowance for doubtful accounts (Schedule E)	(9,636,668)	(8,833,535)
Total	78,393,528	71,153,408
Non current		
Subsidies receivable	3,407,098	2,807,098
Receivable to be recovered from users - Producer Price Index (Note 19)	18,185,742	--
Subtotal	21,592,840	2,807,098
Less: Allowance for doubtful accounts (Schedule E)	(2,980,000)	(1,950,192)
Total	18,612,840	856,906
Total trade accounts receivable, net	97,006,368	72,010,314

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

c. Other receivables, net

	As of June 30,	
	2001	**2000**
	(Pesos)	
Current		
Other assets to be recovered from customers (Note 3.d)	376,217	380,638
Prepaid expenses	388,694	304,541
Guarantee deposits	335,650	315,039
Other assets to be recovered in accordance with Section 41 Law 24,076 (Note 16.b) (gross sales tax)	3,381,184	3,388,706
Other	379,316	453,219
Total	4,861,061	4,842,143
Non-current		
Other assets to be recovered from customers (Note 3.d)	458,698	223,436
Other assets to be recovered as per Section 41 Law 24,076 (Note 16.b)	16,323,009	20,722,873
Judicial deposits	527,564	551,410
Prepaid expenses	214,994	71,687
Other	145,347	67,520
Total	17,669,612	21,636,926
Total other receivables	22,530,673	26,479,069

d. Other assets, net

	As of June 30,	
	2001	2000
	(Pesos)	
Series "C" Certificates (Note 10)	667,325	667,325
Mercobank S.A.'s shares (Note 10)	28,424	1,038,639
Subtotal	695,749	1,705,964
less:		
Valuation allowance of Mercobank S.A.'s shares (Note 10 and Schedule E)	(28,424)	(840,125)
Valuation allowance for uncollectible Series "C" Certificates (Note 10 and Schedule E)	(667,325)	(667,325)
Subtotal	(695,749)	(1,507,450)
Total other assets	--	198,514

e. Trade accounts payable

	As of June 30,	
	2001	2000
Current	(Pesos)	
Suppliers (Schedule G)	4,918,127	6,128,840
Unbilled by suppliers	39,739,194	35,215,375
Debts payable - Producer Price Index (Note 19)	1,456,611	1,415,384
Total	46,113,932	42,759,599
Non-current		
Debts payable - Producer Price Index (Note 19)	6,634,952	--
Total	6,634,952	--
Total trade accounts payable	52,748,884	42,759,599

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

f. Loans

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Notes (Schedule G)	79,443,000	--
Bank debts (Schedule G)	28,000,000	10,420,000
Accrued interest (Schedule G)	403,540	330,004
Total	107,846,540	10,750,004
Non-current		
Notes (Schedule G)	--	79,443,000
Total	--	79,443,000
Total loans	107,846,540	90,193,004

g. Salary and social security payable

	As of June 30,	
	2001	2000
	(Pesos)	
Social security payable	897,105	819,233
Accrual for vacations	1,745,205	1,520,334
Accrual for bonuses	520,000	561,132
Other	40,178	89,916
Total salary and social security payable	3,202,488	2,990,615

h. Taxes payable

	As of June 30,	
	2001	2000
	(Pesos)	
Value added tax payable, net	4,167,167	3,565,258
Gross sales tax	3,290,508	2,780,240
Income tax provision, net	2,350,519	2,161,368
Provincial tax	2,522,979	2,594,684
Municipal rates	1,246,312	1,254,198
Business indebtedness cost tax	405,737	600,637
Tax amnesty program (Note 16.b)	--	1,925,586
Other	522,319	446,373
Total taxes payable	14,505,541	15,328,344

i. Other liabilities

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Gas-in-kind payables (Note 15)	2,835,386	2,177,562
Consumer reconnection deposits	131,464	147,681
Unbilled transportation charges	430,521	136,898
Other	5,523,478	4,747,692
Total	8,920,849	7,209,833
Non-current		
Gas-in-kind payables (Note 15)	10,204,481	10,719,648
Other	575,051	1,000
Total	10,779,532	10,720,648
Total other liabilities	19,700,381	17,930,481

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

Statement of income

j. Net sales

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Gas sales	171,732,903	160,525,779
Other sales	2,049,305	1,597,556
Direct taxes on sales	(5,725,921)	(5,213,247)
Total net sales	168,056,287	156,910,088

k. Net financial results

	For the six-month periods ended June 30,	
	2001	2000
Generated by assets	(Pesos)	
Interest income	2,100,915	1,993,926
Income from investments	111,486	18,758
Other	1,098	743
Total net financial results	2,213,499	2,013,427

l. Other income/(expenses), net

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Other income		
Leases	248,404	206,275
Commissions for collection charges on behalf of third parties	30,281	31,835
Other	128,925	1,870
Total	407,610	239,980
Other expenses		
Fines and sanctions	(90,334)	(795,780)
Other	(209,247)	(3,151)
Total (loss)	(299,581)	(798,931)
Total other income/(expenses), net	108,029	(558,951)

m. Extraordinary (loss)

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Valuation allowance of Mercobank S.A.'s shares	--	(198,514)
Total (loss)	--	(198,514)

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 5: TERMS OF RECEIVABLES AND LIABILITIES

The breakdown of placements of funds, loans, receivables and liabilities, according to their term of collection or payment, is the following:

Assets

	Investments *(Pesos)*	Trade accounts receivable, net *(Pesos)*	Receivables from related parties *(Pesos)*	Other receivables, net *(Pesos)*
Becoming due				
1st. quarter	–	52,370,684	819,426	1,366,563
2nd. quarter	–	–	–	938,051
3rd. quarter	–	–	–	949,969
4th. quarter	–	–	–	894,611
More than 1 year	–	–	–	16,676,949
Subtotal	–	52,370,684	819,426	20,826,143
Past due	–	22,583,011	1,401,756	–
Without a fixed term	9,940,901	22,052,673	–	1,704,530
Total	9,940,901	97,006,368	2,221,182	22,530,673
Not accruing interest	9,940,901	55,777,980	961,182	2,826,480
At a fixed rate	–	22,052,673	1,260,000	19,704,193
At a floating rate	–	19,175,715	–	–
Total as of June 30, 2001	9,940,901	97,006,368	2,221,182	22,530,673
Total as of June 30, 2000	1,441,576	72,010,314	898,589	26,479,069

Liabilities

	Trade accounts payable *(Pesos)*	Loans *(Pesos)*	Payables to related parties *(Pesos)*	Salary and social security payable *(Pesos)*	Taxes payable *(Pesos)*	Other liabilities *(Pesos)*	Provisions *(Pesos)*
Becoming due							
1st. quarter	43,139,065	28,076,941	1,441,866	937,283	12,155,022	3,872,379	--
2nd. quarter	--	79,769,599	--	--	--	--	--
3rd. quarter	--	--	--	--	--	--	--
4th. quarter	--	--	--	520,000	2,350,519	--	--
From 1 to 2 years	--	--	--	--	--	--	--
Subtotal	43,139,065	107,846,540	1,441,866	1,457,283	14,505,541	3,872,379	--
Past due	1,518,256	--	--	--	--	--	--
Without a fixed term	8,091,563	--	--	1,745,205	--	15,828,002	4,523,099
Total	52,748,884	107,846,540	1,441,866	3,202,488	14,505,541	19,700,381	4,523,099
Not accruing interest	44,657,321	403,540	1,441,866	3,202,488	14,501,034	19,700,381	4,523,099
At a fixed rate	8,091,563	107,443,000	--	--	4,507	--	--
At a floating rate	--	--	--	--	--	--	--
Total as of June 30, 2001	52,748,884	107,846,540	1,441,866	3,202,488	14,505,541	19,700,381	4,523,099
Total as of June 30, 2000	42,759,599	90,193,004	1,946,944	2,990,615	15,328,344	17,930,481	2,810,344

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 6: INTERCOMPANY TRANSACTIONS

	For the six-month periods ended June 30,	
	2001	2000
Income/(expenses)	(Pesos)	
Camuzzi Gas del Sur S.A.		
Propane gas sales	370,557	569,962
Administrative and personnel services	2,440,398	1,967,019
Assistance service for the transportation of natural gas	323,267	98,827
Camuzzi Argentina S.A.		
Technical assistance and professional fees	(1,747,408)	(1,446,054)
Maintenance of computer systems fees	–	(4,080)
Recovery of expenses incurred for administrative and financial advice	276,224	111,131
Administrative and financial advisory services	(10,618)	(36,369)
Leases income	200,550	200,550
Recovery of administrative expenses	13,379	42,057
Sodigas Sur S.A.		
Recovery of expenses incurred for administrative financial advice	22,005	22,010
Sodigas Pampeana S.A.		
Financial advice services	(300,000)	(300,000)
Recovery of expenses incurred for administrative and financial advice	28,215	28,010
Aguas de Laprida S.A.		
Administrative and personnel services	24,751	10,104
IEBA S.A.		
Administrative services	66,564	21,477
EDEA S.A.		
Gas sales	3,112	2,941
Electric power purchases	(31,837)	(29,322)
Maintenance of computer systems fees	42,000	–
Aguas de Balcarce S.A.		
Administrative and personnel services	23,783	–
Leases income	2,400	2,400
I.V. Invergas S.A.		
Recovery of administrative expenses	–	1,874
Administrative and personnel services	1,890	80
Distribuidora Gesell Gas S.A.		
Recovery of administrative expenses	6,669	102,996
Administrative and personnel services	142,586	135,650
Natural gas sale	163,651	156,682
Miscellaneous	50,935	–
Central Piedrabuena S.A. [1]		
Gas sales	–	922,669
Other Operations		
Sodigas Pampeana S.A.		
Dividends	(20,227,337)	–
Camuzzi Gas del Sur S.A.		
Miscellaneous	87,412	43,534
Aguas de Balcarce S.A.		
Miscellaneous	371	881
Camuzzi Gazometri S.p.A		
Miscellaneous	255	–
Distribuidora Gesell Gas S.A.		
Sale of storage materials	28,094	14,750
Loans	490,000	–
Miscellaneous	–	544

	For the six-month periods ended June 30, 2001	2000
	(Pesos)	
Receivables		
EDEA S.A.	17,540	–
Edersa S.A.	20,839	20,839
IEBA S.A.	93,834	76,757
Camuzzi Gas del Sur S.A.	349,658	605,425
Aguas de Laprida S.A.	11,838	2,038
Sodigas Sur S.A.	55,023	22,010
Distribuidora Gesell Gas S.A.	1,577,876	160,325
I.V. Invergas S.A.	9,935	7,766
Sodigas Pampeana S.A.	70,128	–
Aguas de Balcarce S.A.	14,511	3,429
Total	2,221,182	898,589
Payables		
Camuzzi Argentina S.A.	1,441,866	1,912,358
EDEA S.A.	–	2,096
Sodigas Pampeana S.A.	–	32,490
Total	1,441,866	1,946,944

(1) On June 2, 2000, Camuzzi Argentina S.A. sold its interest in Central Piedrabuena S.A., therefore, the latter is no longer a subsidiary of Camuzzi Gas Pampeana S.A.

NOTE 7: CAPITAL STATUS

As of June 30, 2001, the Capital status was as follows:

Capital	(Pesos)	Approved by: Date	Approved by: Body	Date of registration with the Public Registry of Commerce
Registered, subscribed and paid in	12,000	November 24, 1992	Articles of Incorporation	December 1, 1992
Registered, subscribed and paid in	261,660,239	December 28, 1992	Ordinary and Extraordinary Shareholders' Meeting	September 6, 1993
Registered, subscribed and paid in	71,608,810	April 19, 1994	Ordinary Shareholders' Meeting	September 14, 1994

NOTE 8: LIMITATION ON PROFIT DISTRIBUTION

Under current Argentine legal requirements, the Company is obligated to allocate 5% of net income per year to a "Legal Reserve" until the total amount of such reserve equals 20% of the adjusted capital, including inflation adjustments.

NOTE 9: RESTRICTIONS ON ASSETS

Pursuant to the provisions of the terms and conditions for the privatization of the natural gas distribution services, the Company must obtain ENARGAS's prior consent to sell, assign, encumber or dispose of assets essential for the service. Failure to secure such consent may result in the revocation of the License.

NOTE 10: AMOUNTS TO BE RECOVERED FROM BANCO MERCOBANK S.A.

On January 5, 2001, the Central Bank of the Argentine Republic (the "Central Bank") ordered the restructuring of Mercobank under section 35 bis of the Argentine Financial Institution Law. Consequently, assets and liabilities were excluded and branches were transferred to a group of banks.

On February 5, 2001, the Shareholders' Meeting of Mercobank S.A. approved a capital reduction representing approximately 92.94% of the capital stock, in order to absorb accumulated losses as of November 30, 2000.

On June 30, 2001, an allowance amounting to 100% of the Series "C" Certificates and 100% of the shares held by the Company was established for bad debt recovery.

NOTE 11: NON-CURRENT INVESTMENTS

On May 28, 1999, the Company acquired 100% of the shares of I.V. Invergas S.A. I.V. Invergas S.A. holds 100% of the shares and voting rights of Distribuidora Gesell Gas S.A., the holder of the concession for the distribution of gas in the city of Villa Gesell, Province of Buenos Aires.

As of the date hereof, the Company's interest in I.V. Invergas S.A. represents 99.999972% of its capital stock.

NOTE 12: MANDATORY INVESTMENTS

Chapter IV of the Distribution License set forth that the Company must undertake a Mandatory Investment Plan for the five-year period from 1993 to 1997, which included investing in network pipelines, services, protection against rust and corrosion, communications equipment and SCADA (centralized telemeasurement and control equipment system), for an aggregate amount of Ps. 37,110,000.

The Company appropriately and timely fulfilled the relevant works and was notified of such fulfillment by ENARGAS following an operating audit of such investments.

NOTE 13: OTHER SALES

As required by ENARGAS through its note No. 3299 dated October 26, 1994, the sales of extracted liquids and their respective costs for the period ended June 30, 2001 are disclosed below:

	(Pesos)
Net sales	4,017,870
Direct costs of sales	1,141,466

NOTE 14: ISSUANCE OF NOTES

On December 11, 1996, together with Camuzzi Gas del Sur S.A., Camuzzi Gas Pampeana S.A. issued non-convertible Notes under a Medium-Term Note Program authorized by Resolution No. 136 of the CNV, dated December 6, 1996.

Such issue was approved by the Board of Directors of the Company on November 12, 1996; the main purpose of this issue was to provide the Company with an important availability of funds in order to (i) refinance Series B of the Notes in an aggregate principal amount of U.S.$90,000,000 issued jointly and severally with Camuzzi Gas del Sur S.A. under the Notes Program created by the Company's Shareholders' Meeting dated October 25, 1993; (ii) develop its investment plans; (iii) pay up working capital and (iv) refinance other liabilities.

The conditions of the issuance are as follows:

- Aggregate principal amount: U.S.$130,000,000
- Percentage corresponding to Camuzzi Gas Pampeana S.A.: 61.11%
- Interest rate: 9 1/4%, payable semi-annually in arrears.
- Price: 99.80 %.
- Maturity of principal: December 15, 2001.

The aforementioned program was created under a joint issuance with Camuzzi Gas del Sur S.A., and the two companies will be jointly and severally liable for the payment of interest and principal.

On May 9, 1997, the issued Notes were registered before the United States Securities and Exchange Commission (SEC).

The main restrictions under the offering circular for the issuance of Notes are the following:

(a) Limitations on Liens: Neither of the Issuers shall, nor shall either of the Issuers permit any of their respective Subsidiaries to, incur, assume or suffer the existence of, any Lien upon its property, assets or revenues, whether now owned or hereinafter acquired, securing any Indebtedness of any other person, unless the Notes are equally and ratably secured by such Liens, except for:

(i) Liens existing on the Issue Date of the Notes:

(ii) Liens for taxes or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings; *provided*, that adequate reserves with respect thereto are maintained on the books of such Issuer or such Subsidiary, as the case may be, in conformity with Argentine generally accepted accounting principles;

(iii) Liens on all or part of any property, assets (including, without limitation, equity interests) or revenues to secure indebtedness incurred solely for purposes of financing the acquisition, construction or installation thereof incurred concurrently with or within 120 days after the completion of such acquisition, construction or installation, or liens on any property, assets (including, without limitation, equity interests) or revenues existing on the date of the acquisition thereof;

(iv) Liens arising in the ordinary course of business which do not secure indebtedness and which (A) are not in effect for a period of more than 60 days, (B) are being contested in good faith by appropriate proceedings, which have the effect of preventing the forfeiture or sale of the property or the assets subject to any such lien, or (C) secure an obligation of less than U.S.$1,000,000;

(v) Any attachment or judgment lien, unless the relevant discharge is filed (A) the discharge of which has not, within 60 days after the entry thereof been filed or execution thereof stayed pending appeal, (B) shall not have been discharged within 60 days after the expiration of any such stay or (C) is for an amount less than U.S.$1,000,000;

(vi) Liens created or deposits made to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds and other obligations of a like nature incurred in the ordinary course of business;

(vii) Any liens imposed by operation of mandatory provisions of applicable law that do not materially affect the Shareholders' Equity of the Issuers to perform their respective obligations under the Notes or the Indenture;

(viii) Liens other than those described in the foregoing clauses (i) through (vii) upon the property, assets or revenues of either or both of the Issuers or any of their respective Subsidiaries securing indebtedness in an aggregate principal amount not in excess of U.S.$10,000,000 (or its equivalent in other currencies) at any time outstanding; and

(ix) Any extension, renewal or replacement, in whole or in part, of any lien described in the foregoing clauses (i) through (viii), provided that (A) such extension, renewal or replacement does not extend to any property other than that originally subject to the liens being extended, renewed or replaced and (B) the principal amount of the indebtedness secured by such lien is not increased.

(b) Maintenance of the Ratio of Net Worth to Consolidated Indebtedness: Neither of the Issuers shall permit the ratio of its Net Worth to its Consolidated Indebtedness to be less than 1.

(c) Restrictions on Sale and Lease-Back Transactions: Neither of the Issuers shall, nor shall either of the Issuers permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property of any character unless (i) such transaction involves a lease for a term of no more than three years by the end of which it is intended that the use of such property by the lessee shall be discontinued, (ii) such transaction is between the Issuers, or between either or both of the Issuers and a Subsidiary, or between Subsidiaries, (iii) the Issuers or any Subsidiary would not be entitled to incur indebtedness secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, (iv) the proceeds of such transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of each of the Issuers) and the Issuers apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) (A) the amortization (other than any mandatory amortization, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of either or both of the Issuers or a Subsidiary (other than debt that is subordinated to the Notes or debt to either or both of the Issuers or a Subsidiary) that matures more than 12 months after the creation of such debt or (B) the purchase, construction or development of other comparable property, or (v) such transaction is entered into within 120 days after the initial acquisition by such Issuer or the Subsidiary, as the case may be, of the property subject to such transaction.

(d) Merger, Consolidation or Sale of Assets: Neither of the Issuers will merge into or consolidate with any person or sell, lease, transfer or otherwise convey or dispose of all or substantially all of its assets, whether by one transaction or a series of transactions, to any person, (a) unless, in the case of any such merger or consolidation, (i) such Issuer is the Successor Person and (ii) any Noteholder who elects to be guaranteed or repaid upon such merger or consolidation pursuant to Argentine law is so guaranteed or repaid by either of the Issuers, or (b) unless, in the case of any such other transaction, (i) immediately after giving effect to such transaction or series of transactions, no Event of Default or event which, after the giving of notice or the lapse of time or both, would constitute an Event of Default, will have occurred and be continuing, (ii) the Successor Person is a company that will expressly assume the obligations of such Issuer under the Notes and the Indenture and (iii) such Issuer shall have delivered to the Trustee an officer's certificate and an opinion of counsel stating that such merger, consolidation, sale, lease, transfer or other conveyance or disposition complies with the Notes and that all conditions precedent therein relating to such transaction have been met. Upon the occurrence of any such merger, consolidation, sale, lease, transfer or other conveyance or disposition of all or substantially all of such Issuer assets, the Successor Person will succeed to and become substituted for the Issuer or both Issuers, as the case may be, and may exercise every right and power of such Issuer with the same effect as if it had been

named in the Notes and the Indenture and, thereafter, such Issuer will be released from its liability as obligor on the Debt Securities and under the Indenture.

NOTE 15: CONSTRUCTION FUNDED BY THIRD PARTIES

Construction funded by third parties, which was incorporated into the Company's network during the six-month periods ended June 30, 2001 and 2000, were the following:

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
• Value of the consideration given to third parties	1,636,687	820,850

On February 8, 1996, ENARGAS issued Resolution No. 268/96, which sets forth that regarding construction fully or partially financed by third party users, such users should receive an allowance based on the difference between the value of the construction and the amount actually allowed for, if any.

By means of ENARGAS' Resolution No. 356, dated August 22, 1996, the Regulatory Authority established the amounts to be recognized to the users mentioned above, pursuant to the business value determined by such entity.

In compliance with this resolution, regarding networks transferred for no consideration, the Company recorded during the fiscal year 1996, a liability in an amount as the payment price in cubic meters of gas, debited from a reserve set up in previous years for this purpose. In those projects in which the payments made by the Licensee differed from those set forth by the Regulatory Authority, the liability corresponding to such difference was accounted for. Both liabilities were valued at current tariffs.

Furthermore, on February 3, 1997, by means of Resolution No. 422 the Regulatory Authority set the charges that the Gas Distribution Companies shall have to recognize to third party users financing network extension works; such amount results from the business value set forth by ENARGAS. This Resolution was only applicable to the works transferred to the Licensee Companies during the year 1996.

As regards works financed by future customers, commenced and transferred to the net worth of the licensees during the 1997 fiscal year, the Regulatory Authority issued Resolution No. 587, dated March 16, 1998, whereby it established the consideration to be given to the users in accordance with the methodological guidelines included therein.

As of the date hereof the Company has taken the necessary steps to implement the reimbursement of the cubic meters duly suggested by ENARGAS.

Subsequently, ENARGAS, through Order No. 4,688 dated December 30, 1997, modified the criterion previously established by its Resolutions No. 356/96 and 422/96 and Order No. 1877/96, in connection with the obligation of the Distribution Service Licensees to grant provisions to third party users who totally or partially paid undertakings related to new networks or extensions thereof.

This amendment consists, basically, in the replacement of the obligation of such users to file the documentation evidencing their contribution, as called for by the above-mentioned resolutions, by the execution of an affidavit in relation thereof.

The above-mentioned order of ENARGAS has been appealed by the Company on the grounds that it affects its legitimate rights. However, the Company undertook a study to determine its liability in connection with the compliance with such order. During 1999, such study revealed that if the existing users and the potential users which have transferred assets without monetary compensation are entitled to the discounts set forth in ENARGAS' resolutions, the maximum increase in the liabilities would amount to Ps. 1.7 million. This amount has been reflected in these Financial Statements as a withdrawal from the voluntary reserve.

During the 2000 fiscal year, a final study was conducted concluding that the maximum discount available with respect to the networks originally transferred without consideration amounts to Ps. 4.1 million, provided that all existing and potential users added to the assets transferred without consideration were entitled to the discounts set forth in the Resolutions of ENARGAS. The difference between the above-mentioned amount and the preliminary estimate made in 1999 was reflected in the financial statements as an increase in voluntary reserves.

Once the term set by the regulatory authority for the granting of discounts is over, an analysis of the actual value of each project shall be made upon the basis of the users actually added and of the value to the business, increasing or decreasing the value of the liability as applicable.

As regards the networks transferred for a valuable consideration, the liability shall be fixed at the amounts agreed to with the third party transferors.

NOTE 16: LEGAL AND TAX MATTERS

a. Income Tax

a.1. Transfer of Networks

As a consequence of the notification made by the Argentine Tax Authority for an amount of Ps. 21.7 million in income tax owed and Ps. 40.3 million in interest and fines, which objected to the Company's tax treatment of the networks transferred without consideration for the 1993 through 1995 fiscal years, the Company has filed an appeal with the Argentine Tax Court. The Argentine Tax Bureau *(Dirección General Impositiva)* answered the appeal and on November 9, 2000 the expert accounting report was submitted. On February 15, 2001, the scope of the expert accounting report was enlarged and the Company is awaiting the court decision.

a.2. Customer Bad Debts

On January 24, 2001, the Argentine Tax Authority notified the Company of its decision to reject write-offs made for customer bad debts for 1995. The Argentine Tax Authority did not accept the write-offs made by the Company for residential customer bad debts because in its opinion such write-offs do not comply with the bad debt ratios established by the tax laws. The claimed amount totals Ps. 0.8 million in tax owed and Ps. 1.9 million in interest and fines. On February 15, 2001 the Company filed an Appeal before the Argentine Tax Court.

The Company believes, based on the advice of its legal counsel, that an adverse decision in relation to the aforementioned claims is considered not probable.

b. Gross Sales Tax - Province of Buenos Aires

The Company has completed the payment of the installments due under the tax amnesty program in accordance with the provisions of the Provincial Law No. 11,808. The Company timely availed itself of the tax amnesty program in order to cancel the tax debt arising from the change of the criteria used by the Province of Buenos Aires requiring that the tax be calculated based on the total amount of sales rather than on the distribution margin. As of June 30, 2001, the receivable to be recovered, which is authorized to be transferred to the tariff in accordance with Resolution 544/97 of ENARGAS, amounts to Ps. 19,704,193, of which Ps. 3,381,184 is reflected under item "Other current receivables" and Ps. 16,323,009 of which is reflected under item "Other non-current receivables".

Through Resolution No. 4,107 dated October 8, 1999, ENARGAS notified the Company that a new calculation for recoverable receivables must be made based on Resolution No. 544/97, which reduces by approximately Ps. 2.5 million the original amount to be transferred to the tariff. The Company filed a request to reconsider and appeal the claim. On April 18, 2000, ENARGAS issued Resolution No. 1,665 stating that the request filed by the Company had been rejected and that the Appeal was remanded to the Legal Department of the Ministry of Economy of the Argentine Republic.

In the opinion of the Company, the above-mentioned situation will not result in future losses affecting the Financial Statements.

c. Municipal Taxes

Use of easements

The Distribution License grants the Licensee underground rights of way for no consideration and authorizes the Licensee to pass through to consumers any cost increase attributable to a municipal tax levied and ratified by a court through an increase in the tariff.

The Company has been requested to pay taxes on the use of easements of which the following are the most significant:

Municipality of La Plata, Province of Buenos Aires: The claim amounts to Ps. 4.0 million, including interest and fines. As of the date hereof, the Company has not received a reply to the answer filed.

Municipality of General Pueyrredón, Province of Buenos Aires: The claim amounts to Ps. 8.9 million, including interest and charges, for the 1998 through 2000 periods. As of the date hereof, the request to reconsider filed by the Company is pending resolution by the Municipality.

Municipality of Coronel Dorrego, Province of Buenos Aires: The claim amounts to Ps. 0.6 million for the 1996 through 2000 periods. As of the date hereof, the Company has filed an answer in accordance with the Tax Order, which answer has not been replied.

Other

Municipality of Necochea: The Company was ordered to pay the Tax for a Permanent Tourism fund for the February 1993 - February 1999 period. The claim amounts to Ps. 0.1 million, including interest. In response to such an order, the Company filed an appeal to set aside the judgment entered (*Recurso de Revocatoria*) and an appeal before a higher administrative authority (*Recurso Jerárquico*). As of the date of these Financial Statements, the proceedings are pending resolution by the Municipality.

In the opinion of the Company, an adverse decision with respect to the aforementioned claims is not probable.

d. Stamp Tax

Province of Neuquén

d.1. The Revenue Board of the Province of Neuquén gave final notification of a Ps. 10.3 million (50% payable by the Companies) assessment made with respect to irrevocable offers for the purchase of gas made by the Company jointly with Camuzzi Gas del Sur S.A. and for purchase orders to suppliers. Camuzzi Gas Pampeana S.A. answered the claim, which claim is pending resolution.

As of June 30, 2001, the Company has set up a provision of Ps. 1.5 million with respect to such assessment.

d.2. On April 3, 2001, the Revenue Board notified the Company of a tax reassessment for the same amount timely assessed by the Revenue Board, with respect to the stamp tax of Ps. 6.1 million relating to 100% of the tax and a Ps. 18.3 million fine, stemming from gas transport agreements entered into with Transportadora de Gas del Sur S.A., before privatization, and also notified the *Dirección Nacional de Normalización Patrimonial*, the Liquidation Entities Coordinator and Gas del Estado that, in accordance with the provisions of the Transfer Agreement, any national, provincial or municipal stamp tax assessed on agreements related thereto shall be borne by Gas del Estado or the Argentine

Government. The Company filed an appeal in accordance with the Tax Code of the Province which, as of the date hereof, is pending resolution.

d.3. On March 22, 2001, the Revenue Board notified the Company, as a severally liable party, of the decision regarding the claim for Ps. 1.2 million in tax owed and Ps. 3.7 million in fines (50% payable by the Companies).

On April 6, 2001, the Company filed a request to reconsider. As of the date hereof, the request is pending resolution.

Province of Santa Cruz:

d.4. As of the date hereof, the Tax Sub-Secretary (*Subsecretaría de Recursos Tributarios*) of the Province has not replied to the answer filed by the Company with respect to the notification of stamp taxes due on irrevocable gas purchase offers entered into jointly with Camuzzi Gas del Sur S.A. The aggregate amount of the tax amounts to approximately Ps. 1.5 million (50% payable by the Companies).

The Company has answered the notice of the administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the irrevocable offers for the transport of natural gas or file an answer and offer evidence in support of its right. As of the date hereof, the Company has not received a reply to the issues raised in the answer. Transportadora Gas del Sur S.A. has also been notified of an assessment of debt on the same grounds, which notice has been timely informed to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 1.1 million in taxes from the Company, excluding interest as of the effective date of payment.

Furthermore, the Company has answered the notice of administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the agreements transferred by Gas del Estado and entered into by Transportadora Gas del Sur S.A., which also include an agreement entered into by Camuzzi Gas del Sur S.A. Transportadora Gas del Sur S.A. has been also notified of an assessment of debt on the same grounds, which notice has been timely informed to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 0.2 million in taxes from the Company, excluding interest as of the effective date of payment.

Province of Río Negro

d.5. Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for stamp taxes on agreements relating to irrevocable offers for natural gas transportation entered into with the Company

after taking control and informed the Company about the filing of the relevant appeal.

On April 6, 2001, the transportation company notified the Company that the General Revenue Board had rejected the request filed, thus ending the administrative stage set forth in the tax rules. As such, the General Revenue Board is entitled to file a judicial claim.

Furthermore, TGS S.A. has notified that in order to review the matter before a tribunal, it must deposit the aggregate amount of the claimed tax.

As of the date hereof, the Company has received no notice of the status of the appeal from the Revenue Board of the Province. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 15.1 million from the Company, excluding interest as of the effective date of payment, Ps. 5.0 million of which correspond to taxes and Ps. 10.1 million of which correspond to penalties.

In addition, Transportadora de Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for payment of the tax on agreements transferred by Gas del Estado for which the National Government is fully responsible and has informed the Company that it has filed the relevant appeal. As of the date hereof, the Company has not been notified of such claim. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 2.1 million from the Company, excluding interest as of the effective date of payment, Ps. 1.05 million of which correspond to taxes and Ps. 1.05 million of which correspond to penalties. If the Company were obligated to pay such amounts, it would seek reimbursement from the National Government.

The Company believes, based on the advice of its legal counsel, that, except as described in item d.1, an adverse resolution of the above-mentioned claims is considered not probable.

e. Regulatory aspects

Municipality of Santa Rosa and General Pico, Province of La Pampa: Through Resolution No. 1703, ENARGAS resolved that the Company is required to reimburse users of the municipalities of Santa Rosa and General Pico for amounts invoiced as Tax for the Use of Easements for the 1996 through February 2000 periods, in light of the fact that such tax was abolished in both municipalities when users of the Province of La Pampa were incorporated to the National Program of Subsidized Tariffs. The amount claimed totalled approximately Ps. 1.35 million plus interest accruing at an annual rate of 9.5%.

The Company considered that the amount to be actually reimbursed was the amount for the January 1996 - December 1997 period, based upon the fact that subsequent adjustments were included in the five-year tariff review effective as from January 1, 1998. Based upon that interpretation, the Company has objected to the amounts assessed as from January 1, 1998 to the Ministry of Economy.

As of December 31, 2000, the Company had reimbursed to users approximately Ps. 0.8 million and had set up provisions for approximately Ps. 0.1 million representing the balance to be reimbursed of the aggregate amount corresponding to the January 1996 - December 1997 period.

Notwithstanding the fact that the amounts claimed in accordance with the second paragraph are pending resolution, in May 2001, the Company submitted to ENARGAS a scheme to reimburse the amounts to avoid penalties and sanctions. In the opinion of ENARGAS, these amounts had been invoiced in excess of the amounts corresponding to the January 1998 - February 2000 period. The remaining aggregate reimbursement of Ps. 1.2 million was recorded as a loss during the period under consideration.

The Company plans to complete the reimbursements during the second half of the year.

f. Others

On August 8, 1998, the Ministry of Economy and Public Works and Services filed a claim for Ps. 0.7 million for differences in amounts collected on overdue invoices. Schedule XXI of the Share Transfer Agreement provides that Camuzzi Gas Pampeana S.A. is responsible for collecting such amounts for Gas del Estado S.E.

As of the date of these Financial Statements, the parties have filed their respective responses and the Judge has yet to issue a judgement thereon. The tax authority has ordered the plaintiff to pay the applicable court tax.

The Company duly set up a provision of Ps. 0.2 million to satisfy the claim. The Company considers such amount to be sufficient to cover such claim.

NOTE 17: FIVE-YEAR TARIFF REVIEW

On June 30, 1997, the *Ente Nacional Regulador del Gas* issued Resolution No. 468 whereby it approved the five-year tariff review and established new values for the K and X factors corresponding to each tariff subsector (*subzona tarifaria*). Such values will be applicable during the 1998-2002 five-year period.

The incorporation of these two factors (with K representing the Investment factor and X representing the Efficiency factor) has been contemplated within the existing tariff scheme. Such factors will be added and subtracted respectively from the margin of distribution and, therefore, will affect the final tariff for the next five-year period.

During the year 1997, Camuzzi Gas Pampeana S.A. submitted its proposed investments for the determination of the K factor, which, once reviewed by ENARGAS, were approved at the end of October 1997 for the La Pampa Norte subarea, and in force as from the second semester of 1998.

Simultaneously, ENARGAS defined an efficiency factor (X) of 4.5% for Camuzzi Gas Pampeana as from January 1, 1998, which considers the improvements to be achieved in that respect in the next five-year period.

NOTE 18: SALE OF THE SHARES AFFECTED TO THE EMPLOYEE STOCK OWNERSHIP PLAN

In September, 1999, the Executive Committee of the Employee Stock Ownership Plan resolved to sell its aggregate shareholding in the Company. On December 13, 1999, offers were first made and such holdings were awarded to Camuzzi Argentina S.A. On March 27, 2000, 29,594,250 shares were transferred to Camuzzi Argentina S.A. and 859,855 shares were transferred in trust to Banco de la Nación Argentina. The shares transferred to Banco de la Nación Argentina were held by the employees who decided not to sell their shares.

As a consequence of the sale, the Class C Shareholders' Meeting decided to extinguish the Employee Stock Ownership Program.

NOTE 19: PRODUCER PRICE INDEX

The Natural Gas Network Transportation and Distribution Licensees entered into an agreement with ENARGAS, exceptionally extending just once the PPI (Producer Price Index) adjustment set forth as a tariff adjustment in section 41 of Law No. 24,076, section 41 of Decree 1738/92 and clause 9.4.1.1 of the Distribution License.

On July 17, 2000, the Company entered into a new agreement with the Argentine Government establishing:

- The methodology for passing on to the tariffs the consolidated debt accrued at June 30, 2000 as a consequence of the differences for the January - June, 2000 period (for the 3.78% increase in the PPI applicable to such period), plus interest, to be recovered as follows: (a) 30%, between July 1, 2000 and April 30, 2001; (b) 70%, between October 1, 2000 and April 30, 2001.

- The creation of a PPI Stabilization Fund as from July 1, 2000 with the differences between the rates applied and the rates that should have been applied under the Regulatory Framework since July 2000.

On July 17, 2000, this agreement was ratified by the Argentine Executive Branch through Decree No. 669/00 .

On August 18, 2000, the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerk's Office No. 15, accepted the provisional remedy requested by the Official Counsel for the People Ombudsman under file "Official Counsel for the People versus Argentine State - Argentine Executive Branch - ME Decree 1738/92 and another concerning ordinary proceedings", and decided to suspend the application of Decree 669/00.

On August 30, 2000, ENARGAS notified the Company through Note No. 3480 that, in accordance with the judicial decision, the tariff to be applied as from July 1, 2000 shall recognize the tariff level in force prior to the suspension of the decree, that is to say, the tariff approved for May 2000, until a final judicial decision is issued.

On September 7, 2000, the Company's shareholders notified the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerks's Office No. 15, that, pursuant to the specific procedures for resolving disputes provided under section VII of the Treaty between the Argentine Republic and the United States on Mutual Investment Promotion and Protection,

approved by Law 24,124 and section 8 of the Treaty between the Argentine Republic and Italy on Mutual Investment Promotion and Protection, approved by Law 24,122, which grant the foreign investors the power to submit the dispute to international arbitration before the International Center for Settling Differences Related to Investments (*CIADI*), which depends from the World Bank (which ranks above the law, according to section 75, subsection 22, of the Argentine Constitution), the Company found itself forced not to consent to the jurisdiction of the Argentine courts to hear cases on the matter.

On September 14, 2000, the Company sent a note to ENARGAS, notifying it of its decision to make amicable inquiries in accordance with the Treaties on Mutual Investment Promotion and Protection entered into by the Argentine Republic with the United States and Italy. Furthermore, the Company requested the revocation of Note No. 3480, on the grounds that it clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00, and consequently requested the application of the tariff schedules submitted to said Enforcement Authority on June 16, 2000.

On September 21, 2000, ENARGAS answered the note sent by the Company and stated that:

- ENARGAS does not agree with the Company's opinion that Note No. 3480 "clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00".

- In the opinion of ENARGAS, "significant controversies and uncertainty with respect to the scope of the provisional remedy" arise from the recitals and the resolution of the judicial proceedings.

- Notwithstanding the foregoing, ENARGAS noted that the Judge stated that the plaintiff had "requested as a provisional remedy an order not to apply increases in tariffs for the transportation and distribution of gas based on indexation grounds".

- Although the provisional remedy consisted of the suspension of the application of Decree 669/00 which referred to the adjustment of tariffs by the PPI, despite the above mentioned confusion and uncertainty, it would be improper to approve the tariff schedules submitted by the Company during June 2000, since they contained the challenged adjustment.

- ENARGAS had filed an appeal with the Argentine Court of Appeals with jurisdiction over Administrative Matters against such remedy.

Furthermore, the National Treasury Authority, representing ENARGAS and the Argentine Executive Branch, confirmed the validity of the PPI variation.

As of the date hereof, the provisional remedy is not final and the regulatory framework set forth in Law 24,076 and Decrees No. 1738/92 and No. 2255/92 (which include the "Basic Rules of the License" (BRL)) is in full force, and so the Company believes it is entitled to include the PPI in its tariff.

Further, pursuant to the provisions of item 9.8 of the BRL which contemplate that the "Freezing, administrations and/or controls of prices" are not applicable to the tariff regime, the Company considers that in the event the adjustment could not be passed through, the actual distribution of

gas to clients continues to create the government obligation to reimburse such adjustment to the Company.

Based on the above-mentioned grounds, the Company has included the relevant net income in these Financial Statements by reclassifying receivables and liabilities in relation to the terms set forth in the Agreement approved by Decree No. 669, and the following amounts have accrued:

- A current receivable of Ps. 3,866,932 corresponding to the adjustment by PPI in the sales for the January 1, 2000 through June 30, 2000 period.

- A non-current receivable of Ps. 18,185,742 corresponding to the adjustment by PPI in the sales for the July 1, 2000 through June 30, 2001 period.

- A current debt of Ps. 1,456,611 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the January 1, 2000 through June 30, 2000 period.

- A non-current debt of Ps. 6,634,952 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the July 1, 2000 through June 30, 2001 period.

Camuzzi Gas Pampeana S.A.

Fixed Assets

For the six-month periods ended June 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION				Net carrying value as of June 30,	
						Accumulated as of beginning of year (Pesos)	Of the period				
							Amount[(1)] (Pesos)	Deductions (Pesos)	Accumulated as of end of period (Pesos)	2001 (Pesos)	2000 (Pesos)
Land	4,698,125	--	--	--	4,698,125	--	--	--	--	4,698,125	4,704,935
Condominiums	623,889	--	--	--	623,889	137,986	9,066	--	147,052	476,837	494,969
Buildings	14,651,204	30,219	2,424,315	--	17,105,738	2,744,488	197,918	--	2,942,406	14,163,332	12,165,620
Facilities	7,923,796	52,747	--	--	7,976,543	1,455,729	131,564	--	1,587,293	6,389,250	6,556,657
Gas pipelines	196,542,337	--	--	--	196,542,337	44,913,609	2,618,183	--	47,531,792	149,010,545	146,906,820
Main and secondary pipelines	49,583,196	--	--	--	49,583,196	10,433,182	642,158	--	11,075,340	38,507,856	37,601,027
Distribution networks	276,592,284	3,033,481	304,759	--	279,930,524	63,938,505	4,376,655	--	68,315,160	211,615,364	203,955,132
Machinery and equipment	4,324,924	180,297	--	(27,009)	4,478,212	997,976	124,676	(26,741)	1,095,911	3,382,301	3,146,394
Pressure reduction stations	14,740,322	--	--	--	14,740,322	2,953,489	260,312	--	3,213,801	11,526,521	9,733,685
Processing equipment	2,480,200	--	--	--	2,480,200	68,947	68,851	--	137,798	2,342,402	794,585
Vehicles	8,359,630	52,426	--	(152,564)	8,259,492	5,413,904	469,467	(106,730)	5,776,641	2,482,851	2,206,671
Furniture and office equipment	2,133,743	79,822	--	--	2,213,565	762,923	73,995	--	836,918	1,376,647	1,342,151
Gas meters	51,681,788	5,876	962,980	(422,000)	52,228,644	16,032,286	1,181,768	(275,607)	16,938,447	35,290,197	33,940,389
Gas cylinders	1,192	--	--	--	1,192	479	30	--	509	683	743
Works in progress	16,808,427	4,128,347	(2,258,995)	--	18,677,779	--	--	--	--	18,677,779	32,257,165
Computer equipment	8,206,080	133,872	--	--	8,339,952	6,854,855	409,463	--	7,264,318	1,075,634	1,677,484
Communications equipment	5,809,174	8,002	--	--	5,817,176	3,025,148	311,043	--	3,336,191	2,480,985	3,090,754
Material at warehouses	2,161,791	1,671,595	(962,980)	(987,144)	1,883,262	--	--	--	--	1,883,262	2,847,711
Advances to suppliers	2,165,489	1,149,739	(470,079)	--	2,845,149	--	--	--	--	2,845,149	1,644,866
Total as of June 30, 2001	669,487,591	10,526,423	--	(1,588,717)	678,425,297	159,733,506	10,875,149	(409,078)	170,199,577	508,225,720	--
Total as of June 30, 2000	641,122,267	14,987,312	--	(1,585,805)	654,523,774	139,389,638	10,356,702	(290,324)	149,456,016	--	505,067,758

Notes:

(1) The accounting allocation of depreciation charges for the period is described in Schedule H.
The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas Pampeana S.A.

Intangible Assets

For the six-month periods ended June 30, 2001 and 2000

Schedule B

Principal account	Value as of beginning of year *(Pesos)*	Additions *(Pesos)*	Value as of end of period *(Pesos)*	AMORTIZATION				Net carrying value as of June 30,	
				Accumulated as of beginning of year *(Pesos)*	Current period				
					Annual Rate %	Amount[1] *(Pesos)*	Accumulated as of end of period *(Pesos)*	2001 *(Pesos)*	2000 *(Pesos)*
Expenses relating to the issuance of Notes	4,476,294	--	4,476,294	4,039,205	20	211,359	4,250,564	225,730	648,850
Software expenses	2,530,399	91,052	2,621,451	581,980	20	157,651	739,631	1,881,820	977,193
Total as of June 30, 2001	7,006,693	91,052	7,097,745	4,621,185	--	369,010	4,990,195	2,107,550	--
Total as of June 30, 2000	5,674,174	239,511	5,913,685	4,016,840	--	270,802	4,287,642	--	1,626,043

Note:

(1) The accounting allocation of amortization charges for the period is described in Schedule H.

Camuzzi Gas Pampeana S.A.

Interests in other companies

Quarterly Balance Sheet as of June 30, 2001 and 2000

Schedule C

Denomination of the securities	Number of shares	Adjusted cost value (Pesos)	Book value (Pesos)	Equity value (Pesos)	Information on the Issuer				Capital interest held %
					Principal line of business	Income as of June 30, 2001 (Pesos)	Total capital (Pesos)	Net worth (Pesos)	
Non-current investments									
I.V. Invergas S.A.	11,999	6,449,753	6,526,050	6,526,050	*Investment*	143,758	3,512,000	6,664,297	99.999972
Distribuidora Gesell Gas S.A. .	1	1	1	1	Gas Subdistribution	148,170	3,578,000	6,633,733	0.000028
Total as of June 30, 2001 . .	12,000	6,449,754	6,526,051	6,526,051					
Total as of June 30, 2000 . .	12,000	6,449,754	6,457,672	6,457,672					

Camuzzi Gas Pampeana S.A.

Investments

For the six-month periods ended June 30, 2001 and 2000

Schedule D

Issuer and securities	Number N.V.	Market Value	Value Recorded as of June 30, 2001 (*Pesos*)	2000 (*Pesos*)
INVESTMENTS				
Time deposits	--	--	--	1,364,778
Investment funds:				
ABN-Amro Bank	5,400,000	1.000000	5,400,000	--
Banque Nationale de Paris	4,500,000	1.000000	4,500,000	--
Shares:				
INDUPA S.A.I.C.	90,881	0.340000	30,901	66,798
FO.GA.BA S.A.P.E.M.	10,000	1.000000	10,000	10,000
TOTAL INVESTMENTS			9,940,901	1,441,576

Camuzzi Gas Pampeana S.A.

Allowances and Provisions

For the six-month periods ended June 30, 2001 and 2000

Schedule E

Item	Balances at beginning of year *(Pesos)*	Additions *(Pesos)*	Decreases *(Pesos)*	For the six-month periods ended June 30, 2001 *(Pesos)*	2000 *(Pesos)*
DEDUCTED FROM ASSETS					
Allowance for doubtful accounts . .	12,247,417	(1) 369,251	--	12,616,668	10,783,727
Allowance for uncollectible Series C Mercobank S.A.'s Certificates	667,325	--	--	667,325	667,325
Valuation allowance of Mercobank S.A.'s shares . . .	402,607	--	374,183	28,424	840,125
DEDUCTED FROM LIABILITIES					
Lawsuits	3,484,831	(2) 1,046,587	(2) 8,319	4,523,099	2,810,344
Total	16,802,180	1,415,838	382,502	17,835,516	15,101,521

Notes:

(1) Charged to Selling Expenses in Schedule H.

(2) Ps. 257,207 charged to General and Administrative Expenses in Schedule H.

Camuzzi Gas Pampeana S.A.

Cost of Sales

For the six-month periods ended June 30, 2001 and 2000

Schedule F

	For the six-month periods ended June 30,	
	2001 *(Pesos)*	2000 *(Pesos)*
Inventories at the beginning of the year		
Natural gas	245,658	81,333
Plus:		
Gas purchases for customers	63,242,610	53,282,512
Gas purchases for processing	566,147	3,529,952
Gas transportation cost for customers	43,429,447	37,716,593
Gas transportation cost for processing	261,220	1,754,623
Expenses (according to Schedule H)		
Gas sales to customers	24,548,839	22,749,309
Gas processing	986,982	3,483,350
Less:		
Natural gas (at the end of the period)	--	(395,889)
Cost of sales	133,280,903	122,201,783

Camuzzi Gas Pampeana S.A.

Foreign Currency Assets and Liabilities

Quarterly Balance Sheet as of June 30, 2001 and 2000

Schedule G

	Type and amount of foreign currency		Current exchange rate	Amount in Argentine currency as of June 30,	
				2001 (Pesos)	2000 (Pesos)
CURRENT ASSETS					
Cash and banks	U.S.$	107,630	1.0000	107,630	107,810
Total current assets		107,630	--	107,630	107,810
Total assets		107,630	--	107,630	107,810
CURRENT LIABILITIES					
Suppliers	U.S.$	307,132	1.0000	307,132	293,396
Loans:					
Banco Galicia	U.S.$	--	--	--	3,670,759
Banco Río	U.S.$	15,408,338	1.0000	15,408,338	--
Banco Supervielle	U.S.$	3,022,874	1.0000	3,022,874	--
Banco Sudameris	U.S.$	1,101,356	1.0000	1,101,356	--
Bank of Tokio	U.S.$	5,043,039	1.0000	5,043,039	--
Banco General de Negocios	U.S.$	2,000,986	1.0000	2,000,986	--
Scotiabank	U.S.$	1,500,349	1.0000	1,500,349	--
Notes - Principal	U.S.$	79,443,000	1.0000	79,443,000	--
Notes - Interest	U.S.$	326,598	1.0000	326,598	326,599
Total current liabilities		108,153,672	--	108,153,672	4,290,754
NON-CURRENT LIABILITIES					
Loans					
Notes - Principal	U.S.$	--	--	--	79,443,000
Total non-current liabilities		--	--	--	79,443,000
Total liabilities		108,153,672	--	108,153,672	83,733,754

Camuzzi Gas Pampeana S.A.

Information required under Section 64, clause (b) of Law 19,550

For the six-month periods ended June 30, 2001 and 2000

Schedule H

Item	Fixed assets expenses (Pesos)	Operating expenses		General and administrative expenses (Pesos)	Selling expenses (Pesos)	Financial expenses (Pesos)	For the six-month period ended June 30,	
		Gas sales (Pesos)	By-products (Pesos)				2001 (Pesos)	2000 (Pesos)
Salaries and other benefits	368,246	5,062,410	212,089	3,281,605	2,310,636	--	10,866,740	10,721,135
Social security payable	--	1,736,509	66,561	1,048,495	745,808	--	3,597,373	3,382,643
Directors and Syndics fees	--	--	--	58,524	--	--	58,524	192,500
Fees for professional services	--	--	--	2,815,227	--	--	2,815,227	1,042,869
Technical operator advice fees	--	1,747,408	--	--	--	--	1,747,408	1,446,054
Sundry materials	--	1,198,337	19,458	--	--	--	1,217,795	1,077,547
Third party services and supplies	--	1,457,987	34,619	172,288	791,573	--	2,456,467	2,543,053
Postage and telecommunications expenses	--	256,185	9,820	431,079	75,252	--	772,336	797,162
Leases	--	171,773	6,584	103,716	50,457	--	332,530	343,888
Transportation and freight	--	28,556	1,095	17,242	8,388	--	55,281	111,777
Easements	--	380,628	--	--	--	--	380,628	221,037
Office supplies	--	126,136	4,835	76,159	37,051	--	244,181	269,286
Travel and hotels	--	335,885	12,874	202,805	98,662	--	650,226	596,679
Insurance premiums	--	121,939	4,703	74,085	36,041	--	236,768	174,518
Fixed assets maintenance and repair	--	1,183,506	27,840	130,990	63,726	--	1,406,062	550,519
Amortization of fixed assets	--	10,179,359	30	468,057	227,703	--	10,875,149	10,356,702
Amortization of intangible assets	--	--	--	369,010	--	--	369,010	270,802
Taxes, rates and contributions	--	389,516	1,258	1,256,097	111,267	--	1,758,138	1,709,910
Advertising	--	--	--	--	132,793	--	132,793	166,741
Allowance for doubtful accounts	--	--	--	--	369,251	--	369,251	845,653
Banking expenses and fees	--	--	--	617,200	--	--	617,200	364,767
Financial operations interest	1,028,548	--	--	--	--	2,993,571	2,993,571	2,571,945
Exchange differences	--	--	--	--	--	4,655	4,655	6,804
Other interest	--	--	--	--	--	376,569	376,569	951,400
Miscellaneous expenses	--	172,705	6,620	419,614	50,730	--	649,669	584,738
Liquid processing	--	--	578,596	--	--	--	578,596	3,103,433
Total as of June 30, 2001	1,396,794	24,548,839	986,982	11,542,193	5,109,338	3,374,795	45,562,147	--
Total as of June 30, 2000	1,258,281	22,749,309	3,483,350	9,207,462	5,433,292	3,530,149	--	44,403,562

Camuzzi Gas Pampeana S.A.

Consolidated Business Highlights

For the six-month periods ended June 30, 2001 and 2000

COMMENTS ON THE ACTIVITIES FOR THE PERIOD

Gross sales of gas for the period totalled Ps. 171.9 million broken down as follows: Industries (23%), Residential Users (51%), Commercial Users (20%), transportation services to Industries (4%), Others (2%) and sales originated in the General Cerri Plant.

Gas deliveries during the period accounted for 1,295.8 million m^3 of gas sold representing an average daily volume of deliveries of 7.2 million m^3. Additionally, 552.7 million m^3 of gas were transported to Industries and YPF for processing and 11.1 million m^3 to Camuzzi Gas Pampeana for processing. Finally, 79% of the firm transportation capacity contracted was used.

Purchase and transportation costs during the period totalled Ps. 64.0 million and Ps. 43.7 million, respectively.

Moreover, no expenses associated with contingencies were incurred as a result of contractual obligations (T.O.P. "Take or Pay") for gas purchases. Operations were further made in the Spot market for gas purchases (ENARGAS Decree No. 1020).

With respect to gas dispatches, operations were conducted without incurring any contingencies during the period and maintained a strong level of deliveries and use of transportation capacities in light of the weather conditions for the period.

During the period, 12,356 new customers were connected to the network reaching 907,503 total customers at June 30, 2001. The number of customers increased by 1.36% without taking into account disconnections for failure to pay amounts due.

A program to strictly control the measurement equipments of industrial clients was launched, which consisted in the verification of equipments with different characteristics and operating features, thereby allowing for the detection of certain failures in the construction and assembly. Those corrective measures to be applied are expected to reduce the natural gas not recorded.

The scraper passage for the internal cleaning of the Las Armas - Mar de Ajó - San Clemente and Pinamar - Villa Gesell tranches, which are part of the Coast Pipeline, was carried out to ensure its appropriate operation during the winter season.

The new feeding system for the city of Azul was inaugurated, allowing for the elimination of the former tranche of the 10" pipeline between Azul and Olavarría (33 km.). The cities of Cachari, Gorch and Cañuelas were then serviced from such feeding branch with high operative advantages. This project involves the compliance with the high safety standards as regards the transport of odorized gas through areas close to populated places.

Modifications to improve the supply of natural gas to the city of Coronel Suarez were also implemented. This project, which is part of the plan for the renewal of old pipelines, allows for the servicing of such city from the Neuba II Gas Pipeline, instead of the 10" pipeline which supply was inadequate.

The operation of a tranche of the PE 100 pipeline was tested. Future application of such material could allow for increase in pressure with the use of polyethylene from 4 to 10 bar, thereby significantly reducing the investments necessary for the expansion of networks.

Works in the Pressure-Regulating Plants and in the Cathodic Protection facilities were commenced in order to adapt them to meet the gas quality standards established by ENARGAS resolution No. 1192/99.

The renewal of the Berra - Lobos gas pipeline which was seriously affected by structural problems has begun.

The Company is continuing its program to detect network leaks in accordance with current safety standards and as conducted in previous periods, achieving significant improvements in the respective measurement ratios.

Current statistical data shows that the Distributor continues to improve accident ratios.

The implementation of ISO 14000 quality standards was started with the approval of management.

Surprise emergency tests were satisfactorily conducted as scheduled.

The Company completed the prevention campaigns program addressed to the community in connection with safety and environmental protection. Such campaigns were conducted through the media and at primary schools for more than 9,000 students in the licensed area.

Accident Investigation and Odorization control proceedings were reviewed.

The economy of the country continues to be affected by the high volatility of the financial markets. Although the Argentine government was able to modify the maturities of the public debt in the short and medium-term by a voluntary exchange of debt (a record in terms of the amounts involved), Argentine asset values still experience strong decreases. As of June 30, the Stock Exchange (measured by the Merval index) has suffered an accumulated 25% decline as compared to January high. In turn, the implicit premium in the yield of sovereign bonds remains above 10%. Consequently, a significant decrease in access to credit and an increase of uncertainty were recorded.

During the period, the Company sought to optimize the use of its cash flow in order to maintain an adequate availability of funds necessary to meet its working capital needs and to proceed with its investment plan.

Financial investments during the period totalled Ps. 597.7 million, with an average term of 2.5 days and an average rate of 11.49%.

Aggregate accumulated borrowings during the period totalled Ps. 258.8 million, with an average term of 6 days and rate of 9.05%.

The Company invested Ps. 10.6 million in Fixed Assets during the period.

COMPARATIVE CONSOLIDATED ASSET AND LIABILITY STRUCTURE

	As of June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Current assets	94,795,373	83,344,236	88,091,781	84,101,595	97,533,150
Non-current assets	554,951,062	535,602,518	519,788,708	531,028,791	527,151,287
Total	649,746,435	618,946,754	607,880,489	615,130,386	624,684,437
Current liabilities	187,499,152	85,209,754	76,640,872	78,075,822	77,896,781
Non-current liabilities	17,414,484	90,163,648	92,598,927	93,352,349	97,747,872
Subtotal	204,913,636	175,373,402	169,239,799	171,428,171	175,644,653
Third party interest in subsidiaries	3	3	–	–	–
Shareholders' Equity	444,832,796	443,573,349	438,640,690	443,702,215	449,039,784
Total	649,746,435	618,946,754	607,880,489	615,130,386	624,684,437

COMPARATIVE PROFIT AND LOSS STRUCTURE

	For the six-month periods ended June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Operating profit	17,706,662	19,672,554	23,920,279	18,641,507	19,469,848
Other income and (expenses), net	555,282	(558,951)	4,545	(845,542)	(95,022)
Financial and holding (loss)/gain, net	(1,013,474)	(1,206,639)	(1,997,548)	(3,648,703)	(915,797)
Income tax	(5,942,741)	(7,405,669)	(8,087,721)	(8,805,467)	(6,480,421)
Third party interest in subsidiaries	3	2	–	–	–
Ordinary income	11,305,732	10,501,297	13,839,555	5,341,795	11,978,608
Extraordinary income	–	(198,514)	(341,208)	(36,000)	–
Net income/(loss) for the period	11,305,732	10,302,783	13,498,347	5,305,795	11,978,608

FINANCIAL RATIOS

	As of June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Liquidity ratio	0.51	0.98	1.15	1.08	1.25
Indebtedness ratio	0.46	0.40	0.39	0.39	0.39

STATISTICAL DATA

	For the six-month periods ended June 30,				
	2001	2000	1999	1998	1997
			(cubic meters, in thousands)		
Volume of natural gas available for sale[1]	1,295,839	1,165,544	1,628,659	1,468,962	1,664,675
Sales volume of natural gas[1]	1,605,819	1,143,859	1,603,731	1,443,819	1,634,859
Gas delivered to General Cerri Plant for processing and sale	11,124	83,277	103,634	90,929	57,582

[1] Not including the volume of transportation to industries and RTP.

OUTLOOK FOR THE REMAINDER OF THE 2001 FISCAL YEAR

The Company's plan of operations for the year 2001 has been prepared assuming that the client base will increase approximately 4% as compared to the same period of the previous fiscal year.

The plan focused on the efficiency of the supply operations (gas and transportation) will continue to be implemented, as well as the optimization of the allocation of resources and investments.

Michael Morgan
President

Camuzzi Gas Pampeana S.A.

Additional information required by Section 68 of the Regulations of the Buenos Aires Stock Exchange

1. None.

2. None.

3. a. Receivables

Past due:

	Pesos
Up to 3 months	14,132,239
Up to 6 months	2,231,544
Up to 9 months	635,849
Up to 1 year	469,633
Up to 2 years	870,658
More than 2 years	5,644,844
	23,984,767

Liabilities

Past due: Pesos 1,518,256

b. Receivables

Demand, without any fixed maturity: Pesos 23,757,203

Liabilities

Demand, without any fixed maturity: Pesos 30,187,869

c. Receivables not yet due

	Pesos
Up to 3 months	54,556,673
Up to 6 months	938,051
Up to 9 months	949,969
Up to 1 year	894,611
More than 1 year	16,676,949
	74,016,253

d. Liabilities not yet due

	Pesos
Up to 3 months	89,622,556
Up to 6 months	79,769,599
Up to 9 months	--
Up to 1 year	2,870,519
Up to 2 years	--
	172,262,674

4. Receivables

	In local currency		In foreign currency		In kind
	Non-interest-bearing Pesos	Bearing interest Pesos	Non-interest-bearing Pesos	Bearing interest Pesos	Non-interest-bearing Pesos
Current receivables . .	57,791,941	27,683,830	--	--	--
Non-current receivables	1,773,701	34,508,751	--	--	--
Total	59,565,642	62,192,581	--	--	--

Pursuant to the Service Regulations, if a customer fails to pay any service invoice at maturity, interest will accrue on the unpaid portion at a rate equal to 150% of the interest rate for 30-day local currency deposits charged by *Banco de la Nación Argentina* from the date they are due and until payment is actually made.

Liabilities

	In local currency		In foreign currency		In kind
	Non-interest-bearing Pesos	Bearing interest Pesos	Non-interest-bearing Pesos	Bearing interest Pesos	Non-interest-bearing Pesos
Current liabilities . .	74,104,139	1,461,118	710,672	107,443,000	2,835,386
Non-current liabilities	575,051	6,634,952	--	--	10,204,481
Total	74,679,190	8,096,070	710,672	107,443,000	13,039,867

5. See Note 3 to the Financial Statements.

6. None.

7. As of the date of these Financial Statements, the Company has no inventories in stock.

8. Note 3 to the Financial Statements describes the criteria used for the appraisal.

9. None.

10. None.

11. None.

12. See Notes 3.e, 3.g and 3.h to the Financial Statements.

13.

Item	Insured Amounts *(Pesos)*	Risk covered	Accounting Value *(Pesos)*
Buildings, condominiums and furniture and office equipment	24,459,169	Full coverage . . . . . ,	16,016,816
Subtotal	24,459,169		16,016,816
Facilities	876,000	Full coverage	6,389,250
Pressure reduction stations	22,406,925	Full coverage	11,526,521
Processing equipment	2,361,000	Full coverage	2,342,402
Computer and communications equipment . . .	2,500,000	Full coverage	3,556,619
Vehicles	337,000	Theft, fire and destruction	2,482,851
Total	52,940,094		42,314,459

14. None.

15. See Note 16 to the Financial Statements.

16. Not applicable.

17. None.

18. None.

Buenos Aires, July 25, 2001.

Michael Morgan
President

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

(Free translation of the limited review report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

To the Chairman of the Board and Directors of
Camuzzi Gas Pampeana S.A.

In our condition of independent public accountants, we report on the limited review we performed of the financial statements of Camuzzi Gas Pampeana S.A., detailed in point 1. below. The preparation and issuance of these financial statements are the responsibility of the Company's direction, in the exercise of its exclusive functions. Our responsibility is to issue a report on such financial statements, based on our review examination with the scope mentioned in point 2. below.

1. INTERIM FINANCIAL STATEMENTS SUBJECT TO THE LIMITED REVIEW

We have examined the quarterly balance sheet of Camuzzi Gas Pampeana S.A. as of June 30, 2001 as well as the related statement of income, changes in shareholders' equity and cash flows for the six-month period then ended, together with the corresponding notes 1 through 19 and schedules A, B, C, D, E, F, G and H and the additional information called for by article 68 of the Buenos Aires Stock Exchange regulations.

Furthermore, we have examined the quarterly consolidated balance sheet of Camuzzi Gas Pampeana S.A. and its subsidiary as of June 30, 2001, as well as the consolidated statement of income and consolidated cash flows for the six-month period then ended, together with their related notes 1 through 4 and schedules A and F, which are presented as supplementary information, and the consolidated business highlights.

We have audited the financial statements as of June 30, 2000, which are included for comparative purposes, and about which we have issued a qualified audit report on August 4, 2000, due to the uncertainty derived by the unsolved controversies arising from commercial operations between Camuzzi Gas Pampeana S.A. and other related party.

2. SCOPE OF THE AUDIT WORK

Our examination was limited to applying the procedure laid down by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic

Sciences for limited reviews of interim financial statements and, therefore, did not include all the auditing procedures necessary for issuing an opinion on the net worth and financial position, results of operations, changes in shareholders' equity and cash flows of the Company, or on the consolidated net worth and financial position, results of operations and the cash flows of the Company and its subsidiary.

3. LIMITED REVIEW REPORT

In view to the limitations mentioned in point 2., we are not in a position to issue an opinion on the fairness with which the financial statements mentioned in point 1. present the net worth and financial position of the Company as of June 30, 2001, or the results of its operation, changes in shareholders' equity and cash flows for the six-month period then ended and the consolidated net worth and financial position of the Company and its subsidiary as of June 30, 2001, the consolidated results of its operations and consolidated cash flows for the six-month period then ended.

4. SPECIAL INFORMATION CALLED FOR BY EXISTING REGULATIONS

As called for by regulations in force, we report that:

4.1. The financial statements mentioned in point 1. have been recorded in the "Inventory and Balances" book and stem from rubricated accounting records kept in all formal respects in accordance with legal rules. The entries on those accounting records are in line with the auxiliary records and other supporting documentation.

4.2. The financial statements mentioned in point 1. have been prepared in accordance with Laws No. 19,550 and 22,903 in force in Argentina, and Resolution No.368/01 of the National Securities Commission.

4.3. We have read the consolidated business highlights as well as the additional information called for by article 68 of the Buenos Aires Stock Exchange regulations, and have no comments to make regarding them concerning matters within our field of competence.

PRICEWATERHOUSECOOPERS

4.4. As of June 30, 2001, the liabilities accrued in respect of employer contributions and employee withholdings towards the National Pension and Survivors' Benefit Fund, amounted, according to the accounting records and settlements made by the Company, to $ 469,660, which were not yet due at that date.

Buenos Aires, July 25, 2001

Harteneck, López y Cía.

(Partner)

Ignacio Abel González García

Public Accountant (U.B.A.)
C.P.C.E. CAP. FED. To. 42 Fo. 246
Professional Registration of the Firm
C.P.C.E. CAP. FED. To. 1 Fo. 77

TRANSLATION

CAMUZZI GAS PAMPEANA

July 27, 2001

To the
Bolsa de Comercio de Buenos Aires

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000 including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 64 of the Supervisory Committee's Meeting held on July 25, 2001, by means of which the above-mentioned accounting documents are approved. Three single copies of such document are also attached; and

(iii) a copy duly signed in original of Minutes No. 157 of the Board of Directors' Meeting held on July 25, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE115.CGP; November 6, 2001

ACTA N° 64: En la cuidad de Buenos Aires, a los 25 días del mes de julio de 2001, siendo las 8,30 horas, se reúnen los miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Alfonso de Laferrere, quien manifiesta que el Directorio ha sometido para su consideración el Balance al 30 de junio de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones, se redacta el siguiente informe: "INFORME DE LA COMISION FISCALIZADORA Señores Accionistas de CAMUZZI GAS PAMPEANA S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. I) DOCUMENTOS EXAMINADOS a) Balance al 30 de junio de 2001. b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001. d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001. e) Notas 1 a 19 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001. f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires. II) ALCANCE DEL EXAMEN Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas

decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente. **III) MANIFESTACION DE LA COMISION FISCALIZADORA** En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a) los hechos y circunstancias significativos de los que hemos tomado

conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables; b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente. d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 25 de julio de 2001. Alfonso de Laferrere Por Comisión Fiscalizadora" No habiendo más asuntos que tratar, se levantó la reunión siendo las 9 horas.

ACTA N° 157: En la ciudad de Buenos Aires, a los 25 días del mes de julio de 2001, siendo las 13 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS PAMPEANA S.A. que firman al pie, señores Directores Michael Morgan, Martín Juan Blaquier, Vicente Serra, José Luis Bianco, Santiago Albarracín y Gianni Fanin, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: **1) Consideración de los Estados Contables al 30 de junio de 2001**: El señor Presidente informa que, como es de conocimiento de los presentes, se deben considerar los estados contables trimestrales al 30 de junio de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, el Directorio resolvió por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Origen y Aplicación de Fondos, Notas a los Estados Contables, Anexos a los Estados Contables, al 30 de junio de 2001, la Reseña Informativa y la información suministrada en cumplimiento del art. 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. No habiendo más asuntos que tratar, se levantó la sesión siendo las 14 horas.

Michael Morgan
Presidente

8

RECYCLED

CBA
a de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 052050

Se ha recibido de CAMUZZI GAS DEL SUR

la siguiente documentación Balance trimestral al 30/6/01

Observaciones

Buenos Aires, 27/7/01 a las 15 53 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO

00380



Buenos Aires, 27 de julio de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional; se adjunta asimismo tres copias simples de la mencionada documentación;

(ii) copia certificada del acta de Comisión Fiscalizadora n° 59 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia debidamente suscripta en original del acta de Directorio N° 153 de fecha 25 de julio de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

G M Morgan

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES

INICIADOS EL 1° DE ENERO DE 2001 Y 2000

Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



CAMUZZI GAS DEL SUR S.A.



Camuzzi Gas del Sur S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el 30 de junio de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos (Nota 2)	
Denominación: Camuzzi Gas del Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° Piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 10 de mayo de 1995
No. de inscripción en la Inspección General de Justicia: 11.676	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Sur S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 90%

COMPOSICION DEL CAPITAL (Nota 7)

Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
88.753.306	Ordinarias Escriturales Clase A	1	88.753.306	88.753.306
67.870.175	Ordinarias Escriturales Clase B	1	67.870.175	67.870.175
17.402.609	Ordinarias Escriturales Clase C	1	17.402.609	17.402.609
174.026.090			174.026.090	174.026.090

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
(Notas 2 y 3)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	3.523.164	2.510.983
Inversiones (Anexo "C" y "D")	7.555.002	5.562.091
Créditos por Ventas (Nota 4.b)	110.938.124	86.874.846
Créditos Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	55.076	2.835.015
Otros Créditos (Nota 4.c)	4.174.306	3.759.932
Bienes de Cambio (Anexo "F")	928.730	810.082
Total del activo corriente	127.174.402	102.352.949
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 4.b)	9.154.307	173.752
Otros Créditos (Nota 4.c)	2.435.170	7.197.644
Bienes de Uso (Anexo "A")	268.802.051	264.634.633
Activos Intangibles (Anexo "B")	876.404	657.763
Total del activo no corriente	281.267.932	272.663.792
TOTAL DEL ACTIVO	408.442.334	375.016.741

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.d)	33.328.094	32.111.076
Préstamos (Notas 4.e y 11)	121.536.272	4.835.462
Deudas Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	1.246.411	2.820.236
Remuneraciones y Cargas Sociales (Nota 4.f)	1.532.547	1.584.977
Deudas Fiscales (Nota 4.g)	3.744.895	5.256.603
Otros Pasivos (Nota 4.h)	2.956.000	3.818.216
Previsiones (Anexo "E")	4.283.969	4.186.981
Total del pasivo corriente	168.628.188	54.613.551
PASIVO NO CORRIENTE		
Proveedores (Nota 4.d)	1.367.304	-
Préstamos (Notas 4.e y 11)	-	50.557.000
Otros Pasivos (Nota 4.h)	12.447.823	16.002.177
Total del pasivo no corriente	13.815.127	66.559.177
TOTAL DEL PASIVO	182.443.315	121.172.728
PATRIMONIO NETO (Según estado respectivo)	225.999.019	253.844.013
TOTAL DEL PASIVO Y PATRIMONIO NETO	408.442.334	375.016.741

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Estado de Resultados

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000 (Notas 2 y 3)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 4.i)	108.607.259	103.203.021
Costo de Ventas (Anexo "F")	(78.896.655)	(74.124.277)
Ganancia Bruta	29.710.604	29.078.744
Gastos de Comercialización (Anexo "H")	(3.531.213)	(3.716.311)
Gastos de Administración (Anexo "H")	(6.325.125)	(5.097.362)
Ganancia Operativa	19.854.266	20.265.071
Otros Ingresos y Egresos (Nota 4.k)	663.045	443.426
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.j)	1.321.275	886.016
Generados por Pasivos (Anexo "H")	(3.413.581)	(2.163.544)
Impuesto a las Ganancias	(5.437.168)	(5.393.529)
Ganancia Ordinaria	12.987.837	14.037.440
Resultados Extraordinarios (Pérdida) (Nota 4.l y 13.b)	(11.430.000)	-
Ganancia del Periodo	1.557.837	14.037.440

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 7) $	Ajuste del Capital $	Total $	Reserva Legal $	Reserva Facultativa $	Resultados no Asignados $	Total del Patrimonio Neto $
Saldos al 01.01.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	24.723.618	239.806.573
* Resultado del período de seis meses - Ganancia	-	-	-	-	-	14.037.440	14.037.440
Saldos al 30.06.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	38.761.058	253.844.013
* Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.236.181	-	(1.236.181)	-
-Dividendos en efectivo	-	-	-	-	-	(23.487.437)	(23.487.437)
* Afectación de Reserva Facultativa (Nota 12)	-	-	-	-	3.554.354	-	3.554.354
* Resultado del período complementario de seis meses - Ganancia	-	-	-	-	-	16.546.941	16.546.941
Saldos al 01.01.01	174.026.090	19.204.446	193.230.536	9.542.455	17.100.499	30.584.381	250.457.871
* Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.529.219	-	(1.529.219)	-
-Dividendos en efectivo	-	-	-	-	-	(26.016.689)	(26.016.689)
* Resultado del período de seis meses - Ganancia	-	-	-	-	-	1.557.837	1.557.837
Saldos al 30.06.01	174.026.090	19.204.446	193.230.536	11.071.674	17.100.499	4.596.310	225.999.019

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	3.901.834	4.430.817
Aumento de los fondos	7.171.330	3.631.445
Fondos al cierre del período	11.073.164	8.062.262
Aplicaciones de fondos		
Ganancia ordinaria del período	12.987.837	14.037.440
Más: partidas que no representan erogación de fondos		
-Disminución de Bienes de Cambio	-	228.002
-Depreciación de Bienes de Uso	5.406.500	5.187.237
-Amortización de Activos Intangibles	196.128	144.356
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	585.702	557.199
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	485.142	829.960
-Compras Devengadas y no Pagadas	30.888.775	28.428.930
-Compras Devengadas y no Pagadas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	418.894
-Provisión Impuesto a los Ingresos Brutos	1.696.189	1.891.237
-Provisión Impuesto al Costo del Endeudamiento Empresario	273.493	383.116
-Aumento Previsión para Juicios	354.952	258.400
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	896.171	538.817
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Contrato de Asistencia Técnica	783.326	1.582.154
-Intereses Devengados a Pagar	409.657	215.847
-Provisión Impuesto a las Ganancias	5.437.168	5.393.529
-Aumento Previsión para Deudores Incobrables	194.673	411.483
	47.657.876	46.519.161
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(216.352)	(192.566)
-Ventas Devengadas y no Cobradas	(76.224.633)	(81.257.912)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(55.076)	(2.484.351)
	(76.496.061)	(83.934.829)
Fondos (Aplicados) en las Operaciones Ordinarias	(15.850.348)	(23.378.228)
(Pérdida) Extraordinaria del período	(11.430.000)	-
Más: partidas que no representan erogación de fondos		
-Moratoria Ingresos Brutos, Provincias Patagónicas	3.020.593	-
Fondos (Aplicados) en las Operaciones Extraordinarias	(8.409.407)	-
Fondos (Aplicados) en las Operaciones - (Transporte)	(24.259.755)	(23.378.228)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01 $	30.06.00 $
Transporte	(24.259.755)	(23.378.228)
Otras Aplicaciones de fondos		
-Distribución de Dividendos	(26.016.689)	-
-Aumento de Bienes de Cambio	(406.385)	-
-Aumento de Otros Créditos	-	(2.199.323)
-Disminución de Deudas Fiscales	(21.215.609)	(11.673.829)
-Disminución de Deudas Bancarias	-	(7.883.690)
-Disminución de Previsiones	(95.803)	(15.000)
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.563.314)	(1.372.166)
-Disminución de Proveedores	(17.306.364)	(17.165.282)
-Disminución de Remuneraciones y Cargas Sociales	(778.911)	(1.043.451)
-Adquisición de Bienes de Uso	(7.917.758)	(9.199.809)
-Altas de Activos Intangibles	(27.353)	(12.631)
-Disminución de Otros Pasivos	(1.368.458)	(940.939)
-Aumento de Inversiones	-	(10.812)
Total Otras Aplicaciones de fondos	(76.696.644)	(51.516.932)
Total Aplicaciones de fondos	(100.956.399)	(74.895.160)
Orígenes de fondos		
-Disminución de Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	482.458	2.911.601
-Disminución de Inversiones	1.839	-
-Disminución de Otros Créditos	14.311.390	-
-Aumento de Deudas Bancarias	48.530.182	-
-Variación de Créditos por Ventas	44.801.860	75.615.004
Total Orígenes de fondos	108.127.729	78.526.605
Aumento de los fondos	7.171.330	3.631.445

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (continuación)

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones Corrientes

Corresponden a acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

d) Créditos a Recuperar de los Usuarios

La Provincia de Chubut y la Sociedad han suscripto un Convenio, con el objeto de desarrollar el incremento en la prestación del servicio a los pobladores consumidores de gas propano distribuido por redes, y al menor costo del mismo.

La Sociedad se comprometió llevar adelante la ejecución y puesta en funcionamiento de cinco plantas de gas licuado propano en cinco localidades de dicha Provincia, realizando las obras de las cuales tendrá a su cargo la ingeniería, la inspección técnica de las mismas, y las obras civiles.

Con el fin de recuperar el financiamiento de la inversión realizada, la Provincia acordó abonar treinta cuotas mensuales iguales y consecutivas, y se establecieron tarifas y cargos de infraestructura para las correspondientes localidades.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

Los Créditos a Recuperar Plantas de GLP se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

e) Bienes de Cambio

Se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o, el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporaciones a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta sobre la base de la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentran en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de junio de 2001 y 2000 a $ 726.853 y $ 680.350 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

g) Activos Intangibles

Corresponden a la adquisición de software de computación y a los gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del período al que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

h) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período que corresponden.

i) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

j) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles), que se determinaron en función de los valores de dichos activos.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

k) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de Gas no Facturados".

l) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D - Método Indirecto de la Resolución Técnica N° 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos e Inversiones de rápida realización.

m) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance General

a) Caja y Bancos	30.06.01 $	30.06.00 $
Fondo Fijo	54.400	101.826
Bancos (Anexo "G")	3.468.764	2.409.157
Total Caja y Bancos	3.523.164	2.510.983

b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	23.870.339	19.540.166
Subsidios a Cobrar	62.128.230	42.069.422
Consumos de Gas no Facturados	29.513.505	28.886.888
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 15)	1.917.111	2.012.156
Subtotal	117.429.185	92.508.632
menos: Previsión para Deudores Incobrables (Anexo "E")	(6.491.061)	(5.633.786)
Total – Transporte	110.938.124	86.874.846

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
Transporte	110.938.124	86.874.846
- No Corrientes:		
Deudores por Ventas	238.144	-
Subsidios a cobrar	1.667.752	1.667.752
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 15)	8.861.483	-
Subtotal	10.767.379	1.667.752
menos: Previsión para Deudores Incobrables (Anexo "E")	(1.613.072)	(1.494.000)
Total	9.154.307	173.752
Total Créditos por Ventas	120.092.431	87.048.598

c) *Otros Créditos*

	30.06.01 $	30.06.00 $
- Corrientes:		
Créditos Fiscales	3.428.966	2.915.639
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	213.226	232.819
Depósitos en Garantía	93.398	86.668
Créditos a Recuperar art. 41 Ley 24.076 (Nota 13.b.)	27.550	23.178
Gastos Pagados por Adelantado	232.188	274.999
Diversos	178.978	226.629
Total	4.174.306	3.759.932
- No Corrientes:		
Depósitos judiciales (Nota 9.b.)	1.100.769	5.746.808
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	350.437	466.315
Créditos a Recuperar art. 41 Ley 24.076 (Nota 13.b.)	870.200	885.810
Gastos pagados por adelantado	98.332	83.280
Diversos	15.432	15.431
Total	2.435.170	7.197.644
Total Otros Créditos	6.609.476	10.957.576

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
d) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	3.756.658	4.853.230
Provisión por Facturas a Recibir	29.268.323	26.964.610
Deudas a Pagar - Producer Price Index (Nota 15)	303.113	293.236
Total	33.328.094	32.111.076
- No Corrientes:		
Deudas a Pagar - Producer Price Index (Nota 15)	1.367.304	-
Total	1.367.304	-
Total Proveedores	34.695.398	32.111.076
e) Préstamos		
- Corrientes:		
Obligaciones Negociables (Anexo "G")	50.557.000	-
Deudas Bancarias (Anexo "G")	70.050.000	4.100.000
Cartas de Crédito (Anexo "G")	519.615	519.615
Intereses Devengados (Anexo "G")	409.657	215.847
Total	121.536.272	4.835.462
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	50.557.000
Total	-	50.557.000
Total Préstamos	121.536.272	55.392.462
f) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	229.717	184.528
Provisión Vacaciones	898.912	976.478
Provisión Gratificaciones	315.500	337.366
Otros	88.418	86.605
Total Remuneraciones y Cargas Sociales	1.532.547	1.584.977
g) Deudas Fiscales		
Impuesto al Valor Agregado	-	476.798
Impuesto sobre los Ingresos Brutos	391.708	1.638.020
Impuesto a las Ganancias	3.016.036	2.699.114
Tasas Municipales	6.876	4.575
Impuesto al Costo del Endeudamiento Empresario	273.493	383.116
Moratoria Impositiva	-	5.060
Otros	56.782	49.920
Total Deudas Fiscales	3.744.895	5.256.603

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: *(continuación)*

	30.06.01 $	30.06.00 $
h) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 12)	1.967.511	1.858.536
Consumidores por Depósitos en Garantía	184.946	176.669
Reintegros a trasladar por cargos adicionales de transporte	311.499	316.022
Otras Cuentas por Pagar	492.044	1.466.989
Total	2.956.000	3.818.216
- No Corrientes:		
Bonificaciones a Otorgar (Nota 12)	12.446.823	16.001.177
Otras Cuentas por Pagar	1.000	1.000
Total	12.447.823	16.002.177
Total Otros Pasivos	15.403.823	19.820.393

Estado de Resultados

	30.06.01 $	30.06.00 $
i) Ventas Netas		
Ventas de Gas	110.084.032	103.944.342
Ventas de Otros Conceptos	1.216.579	1.116.669
Impuestos Directos sobre Ventas	(2.693.352)	(1.857.990)
Total Ventas Netas	108.607.259	103.203.021
j) Resultados Financieros y por Tenencia Generados por Activos		
Intereses	1.273.017	857.130
Renta de Títulos y Acciones	39.088	28.768
Diversos	9.170	118
Total Resultados Financieros y por Tenencia	1.321.275	886.016

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.06.01 $	30.06.00 $
k) Otros Ingresos y Egresos		
Otros Ingresos		
Alquileres	421.217	421.217
Diversos	345.875	133.390
Total	767.092	554.607
Otros Egresos		
Multas y penalizaciones	(23.332)	(38.836
Diversos	(80.715)	(72.345
Total	(104.047)	(111.181
Total Otros Ingresos y Egresos - Ganancia	663.045	443.426
l) Resultados Extraordinarios		
Previsión para Moratoria Impositiva (Nota 13.b.)	(11.430.000)	-
Total (Pérdida)	(11.430.000)	-

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de los activos y pasivos según el plazo estimado de cancelación es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	49.008.175	55.076	170.918
2do. Trimestre	-	-	-	139.519
3er. Trimestre	-	-	-	138.846
4to. Trimestre	-	-	-	43.372
De 1 a 2 años	-	-	-	451.378
A más de 2 años	-	238.144	-	-
Subtotal	-	49.246.319	55.076	944.033
De plazo vencido	-	57.482.465	-	-
Sin plazo establecido	7.555.002	13.363.647	-	5.665.443
Total	7.555.002	120.092.431	55.076	6.609.476
Que no devengan interés	7.555.002	99.290.788	55.076	6.018.263
A tasa fija	-	11.016.738	-	591.213
A tasa variable	-	9.784.905	-	-
Total al 30.06.01	7.555.002	120.092.431	55.076	6.609.476
Total al 30.06.00	5.562.091	87.048.598	2.835.015	10.957.576

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 5: (continuación)

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	32.480.897	63.251.811	1.246.411	318.135	728.859	412.044	-
2to. trimestre	-	51.284.461	-	-	-	-	-
3er. Trimestre	-	7.000.000	-	-	-	-	-
4to. Trimestre	-	-	-	315.500	3.016.036	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	32.480.897	121.536.272	1.246.411	633.635	3.744.895	412.044	-
De plazo vencido	544.084	-	-	-	-	-	-
Sin plazo establecido	1.670.417	-	-	898.912	-	14.991.779	4.283.969
Total	34.695.398	121.536.272	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
Que no devengan interés	33.024.981	409.657	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
A tasa fija	1.670.417	120.607.000	-	-	-	-	-
A tasa variable	-	519.615	-	-	-	-	-
Total al 30.06.01	34.695.398	121.536.272	1.246.411	1.532.547	3.744.895	15.403.823	4.283.969
Total la 30.06.00	32.111.076	55.392.462	2.820.236	1.584.977	5.256.603	19.820.393	4.186.981

NOTA 6: OPERACIONES Y SALDOS CON SOCIEDADES ART. 33 - LEY N° 19.550 Y SOCIEDADES RELACIONADAS

	30.06.01 $	30.06.00 $
Resultados - Ganancia/(Pérdida)		
Camuzzi Gas Pampeana S.A.		
- Compra de gas propano	(403.907)	(621.259)
- Servicios administrativos y de personal	(2.440.398)	(1.967.019)
- Servicio de asistencia para transporte de gas natural	(323.267)	(98.827)
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(1.008.326)	(1.582.154)
- Servicio de mantenimiento de sistemas informáticos	-	(19.350)
- Recupero de gastos	20.018	199
Sodigas Sur S.A.		
- Servicios de asistencia y gestión financiera	(300.000)	(300.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (continuación)

	30.06.01 $	30.06.00 $
Energía del Sur S.A. (1)		
- Ventas de gas	-	4.741.851
Edersa S.A.		
- Ventas de gas	314.240	299.750
- Compra de energía eléctrica	(21.405)	(21.205)
- Gastos Generales	-	(3.000)
Distribuidora Gesell Gas S.A.		
- Servicios administrativos y de personal	-	2.718
Otras operaciones		
Camuzzi Gas Pampeana S.A.		
- Diversos	87.412	43.534
Sodigas Sur S. A.		
- Dividendos	(23.415.020)	-
Créditos		
- Energía del Sur S.A. (1)	-	2.792.006
- Edersa S.A.	55.076	43.009
	55.076	2.835.015
Deudas		
- Camuzzi Gas Pampeana S.A.	349.658	605.425
- Camuzzi Argentina S.A.	896.753	2.154.311
- Sodigas Sur S.A.	-	60.500
	1.246.411	2.820.236

(1) El 20 de diciembre de 2000 Camuzzi Argentina S.A. vendió su participación en Energía del Sur S.A., dejando de ser esta última una sociedad vinculada a Camuzzi Gas del Sur S.A..

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	138.220.272	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	10.09.93
Inscripto, Suscripto e Integrado	35.793.818	19.04.94	Asamblea Ordinaria de Accionistas	16.09.94

NOTA 8: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5 % de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20 % del Capital Social.

NOTA 9: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

a) Activos esenciales para la prestación del servicio:

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

b) Fondos de disponibilidad restringida:

De acuerdo con lo expresado en la Nota 13.c., al 30 de junio de 2001 se encuentran registrados dentro del rubro "Otros Créditos no Corrientes" $ 833.195 correspondientes a embargos trabados por los distintos municipios, en virtud de los litigios mantenidos por las tasas municipales de subsuelo y otros laborales.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 10: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 11.408.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 11: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas Pampeana S.A Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas Pampeana S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:
-Valor nominal: U$S 130.000.000
-Porcentaje correspondiente a Camuzzi Gas del Sur S.A.: 38,89%.
-Tasa de Interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
-Precio: 99,80 %.
-Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas Pampeana S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del Capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 11: (continuación)

i) Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen; (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado el descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado el descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000.

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 11: (continuación)

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren, ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que: (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no puedan incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease-Back,* sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas, o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

NOTA 11: (continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones: no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta , *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

NOTA 12: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de junio de 2001 y 2000 fueron las siguientes:

	30.06.01 $	30.06.00 $
• Con contraprestación	851.791	378.752

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 269/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 12: (continuación)

Mediante la Resolución del ENARGAS N° 389 del 23 de octubre de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última Resolución, en lo que respecta a las redes transferidas a título no oneroso la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 389/96 y 422/96, y Nota 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 7,6 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 12: (continuación)

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 7,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de las bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y de su valor de negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los usuarios el monto a contraprestar.

NOTA 13: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 11,1 millones en concepto de mayor impuesto y $ 22,7 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna durante los ejercicios 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. Habiendo dado cumplimiento a la presentación del escrito de ofrecimiento de pruebas, así como la respuesta a una impugnación presentada por el Fisco, el Tribunal requirió a los peritos una lista de portantes de redes y la Sociedad ha solicitado una ampliación del número de portantes. A la fecha de los presentes estados contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho tribunal.

a.2. Deudores Incobrables

La Sociedad ha presentado Recurso de Apelación ante el Tribunal Fiscal de la Nación, recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 por $ 0,1 millones en concepto de mayor impuesto y $ 0,2 millones correspondientes a intereses y multas, el cual a la fecha de los presentes Estados Contables no ha sido aún abierto a prueba. Se dio traslado al Fisco Nacional, con plazo hasta el 20 de diciembre de 2000. La A.F.I.P. no contestó el Recurso a la fecha del vencimiento. Con fecha 5 de marzo de 2001 se emplazó a la Administración Federal de Ingresos Públicos a contestar el recurso, hecho que concretó el 28 de

NOTA 13: (continuación)

marzo de 2001. La causa está abierta a prueba con plazo hasta el 21 de agosto de 2001 para presentar la prueba pericial.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Impuesto sobre los Ingresos Brutos

La Sociedad ha recibido distintos reclamos por parte de algunos Fiscos Provinciales que, en general, reclaman la gravabilidad de los ingresos por subsidios en el Impuesto sobre los Ingresos Brutos.

En opinión de la Sociedad y sus asesores legales los reclamos que se informan seguidamente, no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, estas razones valederas deben ser ventiladas en un juicio ordinario con la intención final de obtener un pronunciamiento de la Corte Suprema de Justicia de la Nación, procedimiento éste que supone largos plazos procesales. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Camuzzi Gas del Sur S.A. ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo, y en función de ello constituyó una provisión que asciende a $ 11,4 millones para atender las futuras erogaciones, la que se encuentra expuesta en el rubro "Resultados Extraordinarios".

b.1. A la fecha de los presentes Estados Contables la Sociedad se acogió a los regímenes de moratoria vigentes y ha efectuado pagos bajo formal protesto en las Provincias de Río Negro, Neuquén, Chubut y Santa Cruz, haciendo en todos los casos expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. A partir de abril de 2001, la Sociedad ingresa mensualmente, bajo formal protesto, el impuesto sobre los subsidios en todas las jurisdicciones.
Los montos pagados fueron los siguientes:

a) Río Negro: Acogimiento a moratoria por $ 3.0 millones en concepto de impuesto, intereses y costas judiciales, correspondiente a los períodos marzo de 1996 a diciembre de 1998. El acogimiento implicó la condonación del 75% de los intereses adeudados, del 100% de las multas impuestas y del 65% de los honorarios judiciales.

b) Chubut: Acogimiento a moratoria por $ 2,8 millones en concepto de impuesto, correspondiente a los períodos abril de 1993 a junio de 1998. El acogimiento implicó la condonación total de los intereses adeudados y las multas impuestas.

c) Neuquén: Acogimiento a moratoria por $ 1.3 millones en concepto de impuesto, correspondiente a los períodos enero de 1993 a junio de 1998. El acogimiento implicó una reducción del 15% del impuesto adeudado y la condonación total de intereses y multas. Además la Sociedad procedió a efectuar pagos bajo protesto por $ 0.7 millones en concepto de impuesto e intereses, correspondiente a los períodos julio de 1998 a marzo de 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

d) Santa Cruz: Acogimiento a moratoria por $ 1.7 millones en concepto de impuesto y del 50% de los intereses adeudados. La Sociedad procedió además a efectuar pagos bajo protesto por $ 0.8 millones en concepto de impuesto e intereses correspondiente a los períodos julio de 1998 a marzo de 2001.

A la fecha de los presentes estados contables se encuentran pendientes de pago:

a) Río Negro: Pago bajo protesto por el período enero de 1999 a marzo de 2001, $ 1.0 millones con más los intereses a la fecha de efectivo pago. La Sociedad se ha entablado tratativas a fin de compensar dichos montos con deudas que la Provincia mantiene con Camuzzi Gas del Sur S.A.
b) Chubut: Habiéndose extendido la vigencia del período de acogimiento al régimen de moratoria hasta el 30 de septiembre de 2001, la Sociedad ha entablado conversaciones a fin de pagar bajo dicho régimen el período julio 1998 a mayo 2000, $ 0,9 millones y bajo protesto el período junio 2000 a marzo de 2001 $ 0,6 con más los intereses hasta la fecha de su efectivo pago y para que se desestime la pretensión provincial por el impuesto de $ 0,3 millones por el resultado producto de la transferencia a título gratuito de redes de distribución.
c) Tierra del Fuego: Pago bajo protesto por el período julio de 1996 a marzo de 2001, $ 0,8 millones con más los intereses a la fecha de efectivo pago. La Sociedad mantiene conversaciones con la Provincia sobre temas comerciales pendientes.

La Sociedad ha iniciado trámites solicitando el traslado a tarifa ante ENARGAS por los pagos efectuados del impuesto sobre los ingresos brutos sobre subsidios en las provincias de Neuquén, Río Negro y Santa Cruz.

b.2. Provincia de Tierra del Fuego: A la fecha de los presentes Estados Contables no se encuentra resuelto el trámite judicial iniciado mediante la interposición de la demanda contencioso administrativa por un total de $ 0,9 millones, de los cuales $ 0,6 millones corresponden a impuesto sobre los Ingresos Brutos y $ 0,3 a intereses, originado en reclamos del impuesto sobre subsidios por el período enero 1993 a junio 1996. La Sociedad debió abonar los montos reclamados, y como consecuencia del pago practicó el pedido de repetición correspondiente.

b.3. Provincia de Buenos Aires: La sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11.808 (B.O. 10/07/96), a efectos de regularizar el pago del Impuesto sobre los Ingresos Brutos correspondiente a los períodos diciembre de 1995 a junio de 1996, debido al cambio de criterio tributario por parte de la Provincia de Buenos Aires, en cuanto a que corresponde liquidar el impuesto sobre el total de la venta y no sobre el margen de distribución.

El ENARGAS, por medio de la Resolución N° 544 de fecha 17 de noviembre de 1997 y de conformidad con el marco regulatorio de la actividad, autorizó trasladar a tarifas, el efecto producido por el cambio normativo en la liquidación del impuesto, estableciendo la metodología correspondiente en nota N° 108 del 12 de enero de 1998.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Al 30 de junio de 2001 el crédito a recuperar asciende a $ 78.162 y ha sido expuesto dentro del rubro "Otros Créditos Corrientes" por el importe de $ 27.550 y en "Otros Créditos no Corrientes" por el importe de $ 50.612.

c. Tasas Municipales

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido varias intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de Viedma - Provincia de Río Negro
Ante el inicio de un juicio de apremio, por los períodos 1993 y 1994 por $ 246.000 en concepto de capital, y $ 36.700 presupuestados para responder a intereses y costas, la Sociedad, luego de varias actuaciones, actualmente tiene interpuesto un Recurso de Queja ante la Corte Suprema de Justicia de la Nación, que revocó la sentencia del Tribunal Superior de Río Negro. Posteriormente, ante el fallo del Superior Tribunal de la Provincia dictaminando la competencia federal, el Juzgado Federal de Primera Instancia se declaró competente para entender en la causa, ordenando la notificación a las partes y considerando válido el proceso hasta la contestación del traslado de excepciones. Ante la sentencia que rechaza la excepción de inhabilidad de título opuesta por nuestra parte, la Sociedad procedió a apelar la misma, la que fue resuelta favorablemente para la empresa. La Municipalidad interpuso Recurso Extraordinario, el que ha sido contestado por nuestra parte en el mes de Junio de 2001.

Se efectuaron depósitos judiciales por $ 263.352, con más la suma de $ 62.720 para responder a intereses y costas, y posteriormente por la suma de $ 128.654 en concepto de honorarios, de los cuales la Sociedad ha recuperado la suma de $ 139.131 y $ 16.387. No obstante ello, la Sociedad mantiene una previsión por $ 362.672, la cual se incluye dentro del rubro Previsiones.

Adicionalmente, la Municipalidad interpuso una demanda ejecutiva por $ 148.148 en concepto de capital y $ 35.359, presupuestados para responder a intereses y costas, correspondiente al período 1995. La Sociedad depositó judicialmente la suma de $ 176.731.

Dictada la sentencia desfavorable a los intereses de la Sociedad ante el Recurso de Apelación presentado, se interpuso Recurso de Casación, al que el Superior Tribunal de Justicia de la Provincia declaró admisible sólo respecto de la excepción de incompetencia.

La Corte Suprema de Justicia de la Nación se expidió sobre la excepción de incompetencia, opuesta oportunamente por la Sociedad, declarando competente al Juzgado Federal de Primera Instancia. Dicho juzgado consideró válido el proceso hasta la contestación del traslado de las excepciones. Posteriormente el Juzgado rechazó la excepción de inhabilidad de título, interponiendo nuestra parte la apelación respectiva. La Sociedad mantiene una previsión de $ 137.630, que se incluye dentro del rubro Previsiones.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Con fecha 9 de abril de 2001, la Sociedad ha sido notificada de que la Cámara Federal de Apelaciones de General Roca ha revocado la sentencia de Primera Instancia haciendo lugar a los argumentos de la Compañía. La Cámara concluyó expresando que "...no corresponde la determinación de deuda por el uso del subsuelo dentro del ejido municipal, ya que ello se opone a la disposición federal citada" (título VI, Régimen de Ocupación del Dominio Público art. 6.1 ocupación del Dominio Público). El Municipio interpuso Recurso Extraordinario el que fue contestado por nuestra parte en tiempo y forma.

Municipalidad de Neuquén – Provincia del Neuquén

Ante el rechazo del Recurso de Casación interpuesto por la Sociedad, luego de haber cumplimentado varios pasos procesales, la Municipalidad trabó embargo por un monto de $ 160.746, por un reclamo original de $ 66.524 en concepto de capital y $ 33.260 presupuestado para responder a intereses y costas, correspondiente al período 1993.

Con posterioridad la Municipalidad presentó una nueva planilla de liquidación de la deuda por $ 150.746 que incluye el capital con más los intereses y costas. El letrado de la actora continúa los trámites tendientes a la cobranza judicial de la deuda. Asimismo, debe ser verificada la existencia de diferencias entre el monto embargado y el que surge de la liquidación presentada por la actora, a efectos de que éstas puedan ser recuperadas por la Sociedad. La Sociedad mantiene previsionados $ 167.242, monto que se incluye dentro del rubro Previsiones.

Con relación a un reclamo posterior por el período abril de 1996 a mayo de 1997 por $ 97.421 en concepto de capital, el Municipio ha decidido suspender el trámite hasta tanto el Superior Tribunal de Justicia de la Provincia resuelva el juicio que por tasa por ocupación del dominio público tiene la Sociedad con dicho Municipio.

Municipalidad de Comodoro Rivadavia, Provincia de Chubut: El Municipio ha realizado un reclamo por la omisión de pago de la tasa por ocupación del dominio público, correspondiente al período comprendido entre el primer semestre de 1996 hasta el primer semestre de 2000, por un monto de $ 643.221.

La Sociedad ha presentado el descargo correspondiente y actualmente se encuentra a la espera de una resolución por parte del Municipio.

Municipalidad de Zapala, Provincia del Neuquén: el reclamo asciende a $ 816.073 en concepto de capital correspondiente a los períodos 1993, 1994, 1995 y enero a noviembre de 1996. La Sociedad ha presentado un Recurso de Reconsideración con relación al mencionado reclamo.

Con fecha 17 de mayo de 2000 el Municipio ha notificado un nuevo reclamo por el mismo concepto correspondiente al período noviembre de 1993 a mayo de 2000 por un monto total de $ 1.525.720, el cual incluye el monto comprendido en los períodos que fueran objeto del reclamo efectuado originalmente.

NOTA 13: (continuación)

Ante el nuevo reclamo, la Sociedad ha presentado el correspondiente descargo, solicitando adicionalmente una resolución respecto al reclamo original, encontrándose actualmente a la espera de una resolución por parte del Municipio.

Municipalidad de Villa Regina, Provincia de Río Negro: el reclamo asciende a $ 1.939.343 sin incluir accesorios y multas. La Sociedad ha presentado el correspondiente descargo administrativo, encontrándose a la espera de la resolución que adopte el Municipio.

Municipalidad de Cutral-Có - Provincia del Neuquén

Con fecha 22 de septiembre de 2000, la Sociedad fue notificada de la sentencia dictada por la Corte Suprema de Justicia de la Nación, en virtud de la cual declara formalmente el Recurso Extraordinario interpuesto por la misma y revoca la sentencia apelada declarando la nulidad de las actuaciones cumplidas por ante la Justicia Provincial, en la medida que se opongan a la competencia de la Justicia Federal, con asiento en la ciudad de Zapala. Todo ello con motivo de un reclamo por el pago de $ 133.992 en concepto de capital y $ 8.600 presupuestados para responder a intereses y costas correspondiente al período enero de 1993 a octubre de 1996 inclusive. La Municipalidad trabó embargo por un monto de $ 10.664. La Sociedad mantiene una previsión de $ 71.296, que se incluye dentro del rubro Previsiones.

Adicionalmente, por el período noviembre de 1996 a noviembre de 1999 inclusive, el Municipio efectuó otro reclamo por $ 144.300 en concepto de capital y $ 41.000 en concepto de intereses y costas. El Municipio interpuso formal demanda de apremio y trabó embargo por $ 185.300. La Sociedad ha contestado la demanda oponiendo excepciones al progreso de la acción. Se dictó sentencia desfavorable para nuestra parte y se interpuso Recurso de Apelación, el que se encuentra pendiente de resolución.

La Sociedad mantiene una previsión de $ 92.650 por este concepto, la cual se incluye dentro del rubro Previsiones.

En opinión de la Sociedad, exceptuando los litigios mantenidos con las Municipalidades de Viedma, Cutral-Có y Neuquén, los cuales fueron previsionados, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

d. Impuesto de Sellos

Con respecto a este impuesto, la situación es la siguiente:

d.1. Provincia de Río Negro:

d.1.1. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

Con fecha 6 de Abril de 2001 la transportista ha comunicado a la Sociedad que la D.G.R. le ha rechazado el recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando de esta forma la D.G.R. habilitada para la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a fin de poder discutir la cuestión en sede judicial, deberá indefectiblemente depositar el monto total de la pretensión fiscal.

A la fecha de los presentes estados contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 7,8 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 2,6 millones corresponden a impuesto y $ 5,2 millones a multas.

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, informando que posteriormente presentó el correspondiente Recurso Administrativo de Alzada. A la fecha de los presentes estados contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 0,3 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 0,15 millones corresponden a impuesto y $ 0,15 millones a multa; montos que la Sociedad en el eventual caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

d.1.2. Asimismo, la D.G.R. ha reclamado el ingreso del impuesto sobre ofertas irrevocables de venta de gas a clientes. Con fecha 9 de febrero de 2001, la Sociedad presentó Recursos Administrativos de Apelación ante la notificación del rechazo de los Recursos de Reconsideración interpuestos oportunamente. El monto total reclamado asciende a $ 0,6 millones, correspondientes a $ 0,2 millones en concepto de impuesto y $ 0,4 millones en concepto de intereses y multas (50% a cargo de la Sociedad). A la fecha de los presentes Estados Contables la Sociedad no ha recibido repuestas a los recursos interpuestos.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que fueron instrumentadas las operaciones, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (continuación)

d.2. Provincia de Tierra del Fuego:

La Sociedad ha contestado la vista previa, presentada por la Dirección de Rentas de la Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, reclamando el sellado de los distintos instrumentos originados en la privatización de la distribución de gas natural en el marco de la Ley 24.076 y que en su conjunto conforman las medidas jurídicas destinadas a privatizar la actividad, por un monto de $ 0,14 millones, monto que no incluye intereses ni accesorios. Actualmente la Sociedad se encuentra a la espera de una resolución.

d.3. Provincia del Neuquén:

d.3.1. La Dirección de Rentas del Neuquén corrió vista definitiva por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas conjuntamente con Camuzzi Gas Pampeana S.A., y ordenes de compra a proveedores por la suma total del impuesto que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista que hasta el momento no ha sido resuelta.

Al 30 de junio de 2001 la Sociedad mantiene contabilizada una previsión de $ 0,6 millones por este concepto.

d.3.2. La Dirección de Rentas de la Provincia determinó el ingreso del Impuesto de Sellos sobre la transferencia de activos afectados al servicio, como consecuencia del proceso de privatización de Gas del Estado S.E.. El monto total determinado asciende a $ 1,8 millones, conformado de la siguiente manera: $ 0,5 millones equivalentes al 100% del impuesto, $ 0,4 millones en concepto de intereses y $ 0,9 millones en concepto de multa. El reclamo fue formulado a Gas del Estado S.E. y a la Sociedad en forma conjunta. La empresa ha realizado el correspondiente descargo no habiendo sido resuelto hasta la fecha.

d.3.3. Con fecha 3 de abril de 2001 la Dirección General de Rentas notificó la re-liquidación del impuesto por igual importe, que oportunamente determinara, respecto del Impuesto a los Sellos por la suma de $ 0,7 millones correspondiente al 100 % del impuesto y $ 2,1 millones en concepto de multa, derivado de los contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. antes de la fecha de toma de posesión y cuando Gas del Estado S.E. era el único accionista de la Sociedad.

La Sociedad ha notificado a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E. que, de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del estado S.E. o el Estado Nacional.

NOTA 13: (continuación)

La Sociedad interpuso Recurso de Reconsideración contra la determinación del Fisco, encontrándose actualmente a la espera de una resolución.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en d.3.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados en d.2. y d.3.

d.4. Provincia de Santa Cruz:

Con fecha 29 de diciembre de 1999 la Dirección General de Rentas de la Provincia de Santa Cruz confirió vista de las actuaciones administrativas a través de las cuales ha determinado una deuda por Impuesto a los Sellos, por ofertas irrevocables de compra/venta de gas firmadas por la Sociedad y Camuzzi Gas Pampeana S.A. El reclamo efectuado a la Sociedad asciende a $ 7,5 millones correspondiente al 100 % del impuesto (50% a cargo de la Sociedad) . Asimismo la Dirección General de Rentas efectuó un reclamo en forma conjunta a la Sociedad y a Camuzzi Gas Pampeana S.A. de $ 1,5 millones, importe que equivale al 100 % del impuesto (50% a cargo de las Sociedades).

La Sociedad, conjuntamente con Camuzzi Gas Pampeana S.A., presentó descargos a las vistas recibidas, que a la fecha de los presentes Estados Contables no han sido aún contestadas.

Asimismo, la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes estados contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la Sociedad $ 0,9 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que los contratos fueron instrumentados, existen sustanciales defensas a oponer en sede judicial, y por lo tanto no se considera probable una resolución desfavorable respecto del mencionado reclamo.

NOTA 13: (continuación)

e. Aspectos Regulatorios

Con fecha 24 de marzo de 1998, el Enargas, mediante la Resolución N° 588/98 intimó a Camuzzi Gas del Sur S.A. a devolver a los usuarios aproximadamente $ 4,5 millones en concepto de "apartamiento de la calidad de gas prescripta por la Licencia y la Resolución N° 113/94, en los términos del Capítulo X de la Licencia", por el plazo comprendido entre Enero 1996-Marzo 1997. Dicha resolución fue recurrida por la Sociedad ante la Secretaría de Energía cuestionando el plazo y los procedimientos aplicados por la Autoridad Regulatoria para la determinación del monto.

Asimismo con fecha 7 de enero de 1999, la Secretaría de Energía emitió un pronunciamiento técnico preliminar, en el que interpreta que lo exigido por el Enargas debe aplicarse por el período septiembre 1996-marzo 1997. Conforme a lo mencionado precedentemente, la Sociedad devolvió a los usuarios aproximadamente $ 1,2 millones, calculados de acuerdo a la metodología indicada en dicho pronunciamiento preliminar.

A la fecha de los presentes estados contables, aún está pendiente de emisión la resolución definitiva por parte de dicho organismo. Al 30 de junio de 2001 la Sociedad ha previsionado aproximadamente $ 1,3 millones por dicho concepto.

En opinión de la Sociedad se considera que el monto previsionado es suficiente para hacer frente a este reclamo.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas del Sur S.A., por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

Posteriormente la parte actora apeló la caducidad de instancia decretada por el Juez de la causa. El fallo de la Cámara de Apelaciones confirmó la caducidad, dando por finalizado el proceso mencionado.

Con fecha 6 de junio de 2001 fue interpuesta nuevamente formal demanda contra la Sociedad, la cual procedió a efectuar su correspondiente descargo.

La Sociedad ha constituido una previsión para hacer frente al reclamo por $ 0,2 millones, a la fecha de los presentes Estados Contables.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 467, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas del Sur S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K los que una vez analizados por el ENARGAS fueron aprobados a fines de octubre de 1997 para las subzonas Buenos Aires Sur, Tierra del Fuego y Santa Cruz. Asimismo, y dado las particularidades de la zona, se ha definido la creación de la subzona Cordillerana con un factor K asociado a obras de refuerzo en el respectivo gasoducto.

Paralelamente el ENARGAS definió un factor de eficiencia (X) de 4,6% para Camuzzi Gas del Sur S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio, manteniendo de esta manera rentabilidad justa y razonable establecida en la ley de gas.

NOTA 15: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001. b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo ha sido ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de julio de 2000.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (continuación)

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaria 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1° de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vió obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de Septiembre de 2000, el Enargas ha contestado la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.

NOTA 15: (continuación)

- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

A la fecha de los presentes estados contables la medida cautelar no se encuentra firme y el marco legal regulatorio previsto en la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 (en el que se establecen las "Reglas Básicas de la Licencia" (RBL)) se encuentra plenamente vigente, por lo que la Empresa tiene derecho a incluir el PPI en su tarifa.

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669 y se ha procedido a devengar:

- Un crédito corriente de $ 1.917.111 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Un crédito no corriente de $ 8.861.483 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.
- Una deuda corriente de $ 303.113 correspondiente al ajuste por PPI en la compra de gas y transporte del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Una deuda no corriente de $ 1.367.304 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de junio de 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	*Transferencias* $	*Bajas* $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período: (1) Monto $	Depreciaciones: Del período: Transferencias $	Depreciaciones: Del período: Bajas $	Depreciaciones: *Acumuladas al* cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577	1.712.877
Inmuebles en Propiedad Horizontal	4.170.600	-	-	-	4.170.600	210.007	42.575	-	-	252.582	3.918.018	4.003.005
Edificios	6.779.341	-	1.599.615	-	8.378.956	2.172.948	122.639	-	-	2.295.587	6.083.369	5.023.049
Instalaciones	8.750.980	17.485	-	-	8.768.465	1.980.116	156.144	-	-	2.136.260	6.632.205	6.878.292
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	920.958	-	-	24.523.618	53.924.954	53.453.461
Ramales Principales y Secundarios	35.523.388	-	-	-	35.523.388	6.947.561	460.534	-	-	7.408.095	28.115.293	28.821.579
Redes de Distribución	140.653.276	1.753.964	77.307	-	142.484.547	28.923.176	2.153.531	-	-	31.076.707	111.407.840	105.788.641
Maquinarias y Equipos	2.594.700	55.598	-	-	2.650.298	733.163	57.689	-	-	790.852	1.859.446	1.741.687
Estaciones Reductoras	12.378.879	-	-	-	12.378.879	1.631.480	188.991	-	-	1.820.471	10.558.408	8.290.355
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	126.830	(1.245.435)	-	1.301.773	4.775.948	6.353.871
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	78.108	1.245.435	-	1.323.543	1.807.223	-
Rodados	4.269.076	6.324	-	(35.959)	4.239.441	3.129.325	139.986	-	(35.959)	3.233.352	1.006.089	1.273.581
Muebles y Útiles	994.277	41.242	-	-	1.035.519	348.183	32.030	-	-	380.213	655.306	597.118
Medidores para Gas	22.887.511	1.949	438.314	(41.491)	23.286.283	7.225.674	548.867	-	(18.696)	7.755.845	15.530.438	14.776.899
Cilindros *para* Gas	475.214	-	-	-	475.214	159.063	17.189	-	-	176.252	298.962	301.402
Obras en Curso	11.235.370	5.700.248	(1.541.526)	-	15.394.092	-	-	-	-	-	15.394.092	19.637.412
Equipos de Computación	1.745.185	22.940	-	-	1.768.125	1.180.069	123.583	-	-	1.303.652	464.473	660.425
Equipos de Comunicación	4.378.666	12.908	-	-	4.391.574	2.305.091	236.846	-	-	2.541.937	1.849.637	2.281.579
Materiales en Almacenes	1.560.429	923.314	(438.314)	(562.907)	1.482.522	-	-	-	-	-	1.482.522	1.996.619
Anticipos a Proveedores	1.241.070	233.577	(135.396)	-	1.339.251	-	-	-	-	-	1.339.251	1.042.781
TOTAL AL 30.06.01	348.993.598	8.769.549	-	(640.357)	357.122.790	82.968.894	5.406.500	-	(54.655)	88.320.739	268.802.051	-
TOTAL AL 30.06.00	333.239.879	9.578.561	-	(457.199)	342.361.241	72.539.371	5.187.237	-	-	77.726.608	-	264.634.633

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio $	Aumentos $	Bajas $	Valor al cierre del período $	Amortizaciones: Acumuladas al comienzo del ejercicio $	Amortizaciones: Del período: Alícuota Anual %	Amortizaciones: Del período: Monto (1) $	Amortizaciones: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Gastos de organización, preoperativos y relativos a la emisión de *Obligaciones Negociables*	2.659.282	-	-	2.659.282	2.432.510	20	117.396	2.549.906	109.376	344.462
Software de sistemas de computación	1.010.063	27.353	-	1.037.416	191.656	20	78.732	270.388	767.028	313.301
Total al 30.06.01	3.669.345	27.353	-	3.696.698	2.624.166	-	196.128	2.820.294	876.404	-
Total al 30.06.00	3.196.942	12.631	(100.000)	3.109.573	2.307.454	-	144.356	2.451.810	-	657.763

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
Inversiones

Anexo "C"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V. N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES				
Fondos Comunes de Inversión:				
Banco Rio	3.500.000	1,000000	3.500.000	-
Banque Nationale de Paris	2.500.000	1,000000	2.500.000	-
ABN-Amro Bank	1.550.000	1,000000	1.550.000	-
Acciones				
INDUPA S.A.I.C.	14.710	0,340000	5.002	10.812
TOTAL INVERSIONES			7.555.002	10.812

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
Otras Inversiones

Anexo "D"

CUENTA PRINCIPAL Y CARACTERISTICAS	VALOR REGISTRADO AL 30.06.01 $	VALOR REGISTRADO AL 30.06.00 $
INVERSIONES CORRIENTES		
Depósitos a Plazo Fijo	-	5.551.279
TOTAL	-	5.551.279

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $		Aumentos $	Disminuciones $	Saldos al 30.06.01 $	Saldos al 30.06.00 $
Deducidas del Activo						
Para Deudores Incobrables	7.909.460	(1)	194.673	-	8.104.133	7.127.786
Del Pasivo						
Para Juicios	4.024.820	(2)	354.952	600.000	3.779.772	4.186.981
Para Moratoria Impositiva	-	(3)	11.430.000	10.925.803	504.197	-
TOTAL	11.934.280		11.979.625	11.525.803	12.388.102	11.314.767

(1) Imputado a Gastos de Comercialización en el Anexo "H"
(2) Imputado a Gastos de Administración en el Anexo "H"
(3) Imputado a Resultados Extraordinarios (Nota 4.1. y 13.b.)

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Costo de Ventas

ANEXO "F"

	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio		
Gas Natural	522.345	1.038.084
Subproductos	-	-
Más:		
Compras		
Compras de gas para clientes	53.434.058	48.702.064
Compras de gas para procesamiento	673.604	791.036
Compras de capacidad de transporte para clientes	9.728.483	9.072.324
Compras de capacidad de transporte para procesamiento	36.414	2.490
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	13.690.648	13.674.407
Por procesamiento de gas	1.739.833	1.653.954
Menos:		
Gas Natural (Existencia al cierre del período)	(928.730)	(810.082)
Subproductos (Existencia al cierre del período)	-	-
COSTO DE VENTAS	78.896.655	74.124.277

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de junio de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.06.01 $	Monto en Moneda Local al 30.06.00 $
Activo Corriente					
Caja y Bancos	U$S	133.088	1,0000	133.088	133.268
Total del Activo Corriente	U$S	133.088	-	133.088	133.268
Total del Activo	U$S	133.088	-	133.088	133.268
Pasivo Corriente					
Proveedores	U$S	782.750	1,0000	782.750	751.365
Préstamos:					
Banco Río	U$S	10.004.318	1,0000	10.004.318	-
Banco ITAU Buen Ayre	U$S	5.001.199	1,0000	5.001.199	-
Scotiabank	U$S	6.001.397	1,0000	6.001.397	-
Banco General de Negocios	U$S	7.453.674	1,0000	7.453.674	-
Banca Nazionale del Lavoro	U$S	9.256.832	1,0000	9.256.832	-
Banco Sudameris	U$S	4.004.932	1,0000	4.004.932	-
Banque Nationale de Paris	U$S	7.805.129	1,0000	7.805.129	-
Bank of Tokio	U$S	4.710.141	1,0000	4.710.141	-
Banco Supervielle	U$S	4.026.354	1,0000	4.026.354	-
Banco Galicia	U$S	-	1,0000	-	1.100.228
Bank Boston	U$S	11.982.558	1,0000	11.982.558	-
Bank Boston - Carta de crédito	U$S	524.892	1,0000	524.892	526.469
Obligaciones Negociables - Capital	U$S	50.557.000	1,0000	50.557.000	-
Obligaciones Negociables - Intereses	U$S	207.846	1,0000	207.846	207.845
Total del Pasivo Corriente		122.319.022	-	122.319.022	2.585.907
Pasivo no Corriente					
Obligaciones Negociables - Capital	U$S	-	-	-	50.557.000
Total del Pasivo no Corriente		-	-	-	50.557.000
Total del Pasivo		122.319.022	-	122.319.022	53.142.907

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total al 30.06.01	Total al 30.06.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	175.320	3.289.891	446.329	1.707.629	1.818.424		7.062.273	7.589.259
Cargas Sociales	-	957.939	131.883	455.777	484.582	-	2.009.981	1.920.714
Honorarios de Directores y Síndicos	-	-	-	57.000	-	-	57.000	142.500
Honorarios por Servicios Profesionales	-	-	11.626	1.408.975	-	-	1.420.801	647.691
Honorarios por Asesoramiento operador técnico	-	1.008.326	-	-	-	-	1.008.326	1.582.154
Materiales Diversos	-	667.766	61.238	-	-	-	729.006	509.366
Servicios y Suministro de terceros	-	937.708	98.097	114.851	598.551	-	1.749.207	1.549.626
Gastos de Correos y Telecomunicaciones	-	185.867	15.493	240.501	69.604	-	511.465	551.203
Arrendamientos	-	118.329	4.493	56.729	44.313	-	223.864	213.325
Transportes y Fletes	-	34.193	1.425	16.393	12.805	-	64.816	62.303
Servidumbres	-	172.865	-	-	-	-	172.865	153.650
Materiales de Oficina	-	68.921	2.783	33.042	25.811	-	130.557	136.978
Viajes y Estadías	-	194.487	29.021	50.391	72.834	-	348.733	342.536
Primas de Seguros	-	68.676	5.638	35.428	27.874	-	137.418	124.085
Mantenimiento y Reparación de Bienes de Uso	-	614.420	16.366	71.990	56.234	-	759.010	296.424
Amortización de Bienes de Uso	-	4.989.861	95.298	180.414	140.927	-	5.408.500	5.187.237
Amortizaciones de Bienes Intangibles	-	-	-	198.128	-	-	198.128	144.356
Impuestos, Tasas y Contribuciones	-	237.533	676	981.060	88.393	-	1.307.662	975.266
Publicidad y Propaganda	-	-	-	-	62.512	-	62.512	65.397
Deudores Incobrables	-	-	-	-	194.673	-	194.673	411.484
Gastos y Comisiones bancarias	-	-	-	206.980	-	-	206.980	164.394
Intereses Operaciones Financieras	728.853	-	-	-	-	3.058.678	3.058.678	1.783.748
Diferencias de Cambio	-	-	-	-	-	7.921	7.921	2.229
Intereses Otros	-	-	-	-	-	346.984	346.984	397.567
Gastos Diversos	-	143.862	28.627	511.837	53.876	-	738.202	582.126
Procesamiento de Líquidos	-	-	791.040	-	-	-	791.040	789.760
Totales al 30.06.01	902.173	13.690.648	1.739.833	6.325.125	3.531.213	3.413.581	28.700.400	-
Totales al 30.06.00	680.350	13.674.407	1.653.954	5.097.362	3.716.311	2.163.544	-	26.305.578

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Reseña informativa
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a 172,0 millones, y fueron principalmente a Industrias (13 %), Residenciales (64 %), Comerciales (18 %), Transporte a Industrias (3 %) y otros (2 %).

Las entregas de gas durante el período totalizaron 1.126,8 millones de metros cúbicos, equivalentes a un volumen promedio diario de despacho de 6,23 millones de metros cúbicos. Adicionalmente, se transportaron 182,7 millones de metros cúbicos de gas para Industrias. Se utilizó el 65 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 54,1 millones y $ 9,8 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del ejercicio.

Durante el período se incorporaron 9.326 nuevos clientes, llegando al total de 418.558 clientes al 30 de junio de 2001. El incremento de clientes fue del 2,2 %, neto de los cierres por falta de pago efectuados.

Se finalizó la reparación del gasoducto Filo Morado – Chos Malal (Provincia del Neuquén) en la zona que fuera afectada por aluviones, restituyéndole a ese tramo las condiciones de seguridad operativa correspondientes.

Se encuentra en estado avanzando de obra la construcción de los gasoductos Neuquén – Plottier y Godoy – Chichinales que permitirán desafectar una parte importante del antiguo gasoducto Senillosa – Chelforó.

Se iniciaron las obras correspondientes a la renovación de tramos del gasoducto San Sebastián – Ushuaia. Al momento estas obras están interrumpidas por la veda invernal. Su terminación está prevista para fin de año.

Se continúa con la construcción del gasoducto de alimentación a la Ciudad de San Antonio Oeste.

Comenzaron los trabajos en las Estaciones de Regulación de Presión y en las instalaciones de Protección Catódica con el fin de adecuarlas a los estándares de calidad del gas establecidos por Enargas en la Resolución N° 1192/99.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Camuzzi Gas del Sur S.A.
Reseña informativa

Se iniciaron los trabajos de acondicionamiento de sistemas de control en Plantas de GLP de Gobernador Costa, General San Martín, Camarones y Río Senguer.

Se comenzó la etapa de implementación de normas ISO 14000, con el compromiso de todo el cuerpo gerencial.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, personal de CGS participó del mismo en calidad de veedores, evaluando los resultados en forma satisfactoria.

Se cumplimentó el programa de campañas de prevención dirigidas a la comunidad en temas de seguridad y protección ambiental, a través de medios masivos y particularmente con actividades en escuelas de nivel primario, las que llegaran a más de 9000 alumnos en el área de concesión.

Se realizó la revisión de los procedimientos de Investigación de siniestros y Odorización.

La economía del país sigue afectada por la alta volatilidad registrada en los mercados financieros. Si bien el Gobierno pudo aliviar el peso de los vencimientos de deuda pública para el corto y mediano plazo, a través de un canje voluntario de deuda (récord en términos de monto implicado), los activos argentinos siguen experimentado fuertes bajas. La Bolsa (medida a través del índice Merval) acumula al 30 de junio una caída del 25% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles de 10%. A raíz de esto se ha verificado una notoria retracción en el crédito de la economía y un aumento en la incertidumbre.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones.

El monto operado en colocaciones financieras durante el período fue de Pesos 119,9 millones, con un plazo promedio de 1,5 días y una tasa promedio de 8,57 %.

El total de tomas acumuladas durante el mismo período fue de Pesos 896,0 millones, con un plazo promedio de 7 días y a una tasa promedio de 8,89 %.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 8,8 millones durante el período.

ESTRUCTURA PATRIMONIAL COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.97 $
Activo corriente	127.174.402	102.352.949	86.678.621	82.732.231	90.297.149
Activo no corriente	281.267.932	272.663.792	261.898.186	254.200.923	245.391.388
Total	408.442.334	375.016.741	348.576.807	336.933.154	335.688.537
Pasivo corriente	168.628.188	54.613.551	54.941.640	42.494.432	43.303.505
Pasivo no corriente	13.815.127	66.559.177	67.013.922	59.451.802	55.527.057
Subtotal	182.443.315	121.172.728	121.955.562	101.946.234	98.830.562
Patrimonio neto	225.999.019	253.844.013	226.621.245	234.986.920	236.857.975
Total	408.442.334	375.016.741	348.576.807	336.933.154	335.688.537

Camuzzi Gas del Sur S.A.
Reseña informativa

ESTRUCTURA DE RESULTADOS COMPARATIVA

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06. $
Resultado operativo ordinario	19.854.266	20.265.071	20.138.963	15.988.270	13.916
Otros ingresos y egresos	663.045	443.426	309.278	(413.447)	253
Resultados financieros netos	(2.092.306)	(1.277.528)	(1.711.839)	(1.669.589)	(1.023
Impuesto a las Ganancias	(5.437.168)	(5.393.529)	(7.198.112)	(6.433.657)	(2.620.
Resultado Ordinario	12.987.837	14.037.440	11.538.290	7.471.577	10.525.
Resultados Extraordinarios	(11.430.000)	-	-	-	-
Resultado Neto – Pérdida	1.557.837	14.037.440	11.538.290	7.471.577	10.525.

INDICES

	30.06.01 $	30.06.00 $	30.06.99 $	30.06.98 $	30.06.9 $
Liquidez	0,75	1,87	1,58	1,95	2,09
Endeudamiento	0,81	0,48	0,54	0,43	0,42

DATOS ESTADISTICOS
(miles de m3)

	30.06.01	*30.06.00*	*30.06.99*	*30.06.98*	*30.06.9*
Volumen de gas natural disponible para la venta (1)	1.126.759	1.146.798	1.305.431	1.048.978	1.071.21
Volumen de ventas gas natural (1)	1.125.073	1.125.431	1.289.028	1.039.777	1.036.93
Volumen de venta de gas *propano indiluido por redes*	*15.124*	*13.058*	*11.554*	*10.962*	*11.61*

(1) No incluye volumen de transporte a industrias.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 3 % con respecto al mismo periodo del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

00430

Michael Morgan
Presidente



Camuzzi Gas del Sur S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	12.887.067
Hasta 6 meses	11.410.502
Hasta 9 meses	559.534
Hasta 1 año	477.654
Hasta 2 años	30.891.939
Más de 2 años	1.255.769
	57.482.465

Deudas

De plazo vencido $544.084

b) Créditos:

Sin plazo establecido a la vista: $19.029.090

Deudas:

Sin plazo establecido a la vista: $21.845.077

c) Créditos a vencer:

	$
Hasta 3 meses	49.234.169
Hasta 6 meses	139.519
Hasta 9 meses	138.846
Hasta 1 año	43.372
De 1 a 2 años	451.378
A más de 2 años	238.144
	50.245.428

00431



Deudas a vencer:

	$
Hasta 3 meses	98.438.157
Hasta 6 meses	51.284.461
Hasta 9 meses	7.000.000
Hasta 1 año	3.331.536
De 1 a 2 años	-
	160.054.154

4- Créditos:

	En moneda nacional		En moneda extranjera	
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan Intereses $
Cred. Ctes.	103.224.714	11.942.792	-	-
Cred.no Ctes.	2.139.413	9.450.064	-	-
Total	**105.364.127**	**21.392.856**	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan intereses $	No devengan Intereses $
Pas. Ctes.	44.038.544	303.113	1.192.405	121.126.615	1.967.51
Pas. no Ctes.	1.000	1.367.304	-	-	12.446.82
Total	**44.039.544**	**1.670.417**	**1.192.405**	**121.126.615**	**14.414.33**

5- No aplicable.

6- No existen.

7- El monto incluido en el rubro Bienes de Cambio corresponde a Gas Natural; dada la poca significatividad y su alta rotación no se considera relevante la toma de inventarios físicos.

8- El criterio de valuación utilizado se encuentra explicado en la Nota 3 a los Estados Contables.

9- No existen.



10- No existen.

11- No existen.

12- Ver Nota 3.e, 3.f y 3.g a los Estados Contables.

13-

Rubros	Valor Asegurado $	Riesgo Cubierto	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles		Todo riesgo	
Subtotal	12.579.481		12.463.916
Instalaciones	2.112.131	Todo riesgo	6.632.205
Estaciones Reductoras	15.455.500	Todo riesgo	10.558.408
Equipos para proceso	31.378.535	Todo riesgo	4.775.948
Equipos de computación y comunicaciones	1.100.000	Todo riesgo	2.314.110
Rodados	132.000	Robo, incendio y destrucción.	1.006.089
Total Asegurado	62.757.647		37.750.676

14- No existen.

15- Ver Nota 13 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 25 de julio de 2001

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS DEL SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 15 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la

información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cí
Firma miembro de PricewaterhouseCooper.
Av. A. Moreau de Justo 270, Pisc
C1107AAF Ciudad de Buenos Ai
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas del Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas del Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISION LIMITADA

Hemos examinado el balance trimestral de Camuzzi Gas del Sur S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 15 y cuadros anexos A, B, C, D, E, F, G y H, la reseña informativa y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 27 de julio de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad.

PRICEWATERHOUSECOOPERS

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 174.026.090.



PRICEWATERHOUSECOOPERS

4.3. Al 30 de junio de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 198.819, no siendo exigibles a dicha fecha.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

C.P.C.E. C.F. To.1 Fo 77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246



Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 202755

Legalización Nº 004358

Buenos Aires, 27/7/2001 01 0 T. 41

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/7/2001 en BALANCE de fecha 30/6/2001 perteneciente a CAMUZZI GAS DEL SUR S.A. para ser presentada ante ..., que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matrícula CP T° 0042 F° 246 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal ... la firma y que signa en carácter de socio de HARTENECK LOPEZ Y CIA

Lca 225999,0

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES

DR. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

CAMUZZI GAS DEL SUR S.A.

Financial Statements
for the six-month periods ended June 30, 2001 and 2000

Camuzzi Gas del Sur S.A.

Financial Statements

Table of Contents (in accordance with General Resolution No. 368 of the Argentine Securities and Exchange Commission with regard to their filing with the Buenos Aires Stock Exchange)

Comparative financial statements for the six-month periods ended June 30, 2001 and 2000, stated in Pesos (Note 2).

Name of the Company: **CAMUZZI GAS DEL SUR S.A.**
("Camuzzi Gas del Sur S.A." or the "Company")

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 3° - Buenos Aires

Principal Activity: Public natural gas distribution services

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: December 1, 1992

Of latest amendments: May 10, 1995

Registration number with the Superintendency of Corporations: 11,676

Duration of the Company: Until December 1, 2091

Name of the Controlling Company: Sodigas Sur S.A.

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 4° - Buenos Aires

Principal Activity: Investment and comprehensive advice

Interest in shareholders' equity and votes: 90 %

CAPITAL STATUS (Note 7)				
Number of shares	Type of stock	No. of votes per share	Subscribed *(Pesos)*	Paid up *(Pesos)*
88,753,306	Class A shares of common stock in book entry form	1	88,753,306	88,753,306
67,870,175	Class B shares of common stock in book entry form	1	67,870,175	67,870,175
17,402,609	Class C shares of common stock in book entry form	1	17,402,609	17,402,609
174,026,090			174,026,090	174,026,090

Camuzzi Gas del Sur S.A.

Quarterly Balance Sheet as of June 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4.a)	3,523,164	2,510,983
Investments (Schedule C and D)	7,555,002	5,562,091
Trade accounts receivable, net (Note 4.b)	110,938,124	86,874,846
Receivables from related parties (Note 6)	55,076	2,835,015
Other receivables, net (Note 4.c)	4,174,306	3,759,932
Inventories (Schedule F)	928,730	810,082
Total current assets	127,174,402	102,352,949
NON-CURRENT ASSETS		
Trade accounts receivable, net (Note 4.b)	9,154,307	173,752
Other receivables, net (Note 4.c)	2,435,170	7,197,644
Fixed assets (Schedule A)	268,802,051	264,634,633
Intangible assets, net (Schedule B)	876,404	657,763
Total non-current assets	281,267,932	272,663,792
TOTAL ASSETS	408,442,334	375,016,741
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 4.d)	33,328,094	32,111,076
Loans (Notes 4.e and 11)	121,536,272	4,835,462
Payables to related parties (Note 6)	1,246,411	2,820,236
Salary and social security payable (Note 4.f)	1,532,547	1,584,977
Taxes payable (Notes 4.g)	3,744,895	5,256,603
Other liabilities (Note 4.h)	2,956,000	3,818,216
Provisions (Schedule E)	4,283,969	4,186,981
Total current liabilities	168,628,188	54,613,551
NON-CURRENT LIABILITIES		
Trade accounts payable, net (Note 4.d)	1,367,304	–
Loans (Notes 4.e and 11)	--	50,557,000
Other liabilities (Note 4.h)	12,447,823	16,002,177
Total non-current liabilities	13,815,127	66,559,177
TOTAL LIABILITIES	182,443,315	121,172,728
SHAREHOLDERS' EQUITY *(As per corresponding statement)*	225,999,019	253,844,013
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	408,442,334	375,016,741

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Income

For the six-month periods ended June 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
Net sales (Note 4.i)	108,607,259	103,203,021
Cost of sales (Schedule F)	(78,896,655)	(74,124,277)
Gross profit	29,710,604	29,078,744
Selling expenses (Schedule H)	(3,531,213)	(3,716,311)
General and administrative expenses (Schedule H)	(6,325,125)	(5,097,362)
Operating income	19,854,266	20,265,071
Other income/(expenses), net (Note 4.k)	663,045	443,426
Net financial results (Note 4.j)		
Generated by assets	1,321,275	886,016
Generated by liabilities	(3,413,581)	(2,163,544)
Income tax	(5,437,168)	(5,393,529)
Ordinary income	12,987,837	14,037,440
Extraordinary loss (Notes 4.l and 13.b)	(11,430,000)	--
Net income for the period	**1,557,837**	**14,037,440**

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Changes in Shareholders' Equity

For the six-month periods ended June 30, 2001 and 2000
(Notes 2 and 3)

	SHAREHOLDERS' CONTRIBUTIONS			CUMULATIVE RESULTS			
	Common stock (Note 7) *(Pesos)*	Inflation adjustment of common stock *(Pesos)*	Total *(Pesos)*	Legal reserve *(Pesos)*	Voluntary reserve *(Pesos)*	Retained earnings *(Pesos)*	Total shareholders' equity *(Pesos)*
Balances as of January 1, 2000	174,026,090	19,204,446	193,230,536	8,306,274	13,546,145	24,723,618	239,806,573
Net income for the six-month period	--	--	--	--	--	14,037,440	14,037,440
Balances as of June 30, 2000	174,026,090	19,204,446	193,230,536	8,306,274	13,546,145	38,761,058	253,844,013
As resolved by the Ordinary Shareholders' Meeting held on July 11, 2000:							
to legal reserve	--	--	--	1,236,181	--	(1,236,181)	--
to cash dividends	--	--	--	--	--	(23,487,437)	(23,487,437)
Allocation of voluntary reserve (Note 12)	--	--	--	--	3,554,354	--	3,554,354
Net income for the supplementary six-month period	--	--	--	--	--	16,546,941	16,546,941
Balances as of January 1, 2001	174,026,090	19,204,446	193,230,536	9,542,455	17,100,499	30,584,381	250,457,871
As resolved by the Ordinary Shareholders' Meeting held on March 19, 2001:							
to legal reserve	--	--	--	1,529,219	--	(1,529,219)	--
to cash dividends	--	--	--	--	--	(26,016,689)	(26,016,689)
Net income for the six-month period	--	--	--	--	--	1,557,837	1,557,837
Balances as of June 30, 2001	174,026,090	19,204,446	193,230,536	11,071,674	17,100,499	4,596,310	225,999,019

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Cash Flows

For the six-month periods ended June 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of fiscal year	3,901,834	4,430,817
Net increase in cash and cash equivalents	7,171,330	3,631,445
Cash and cash equivalents at end of period	11,073,164	8,062,262
Applications of funds		
Net ordinary income for the period	12,987,837	14,037,440
Plus: Items not entailing the use of funds		
Changes in inventories	--	228,002
Fixed asset depreciation	5,406,500	5,187,237
Intangible asset amortization	196,128	144,356
Net book value of deductions of fixed assets and intangible assets	585,702	557,199
Accrued vacations and bonuses	485,142	829,960
Accrued purchases pending payment	30,888,775	28,428,930
Intercompany accrued purchases pending payment	--	418,894
Accrued gross sales tax	1,696,189	1,891,237
Accrued business indebtedness cost tax	273,493	383,116
Increase in provision for lawsuits	354,952	258,400
Intercompany fees and expenses	896,171	538,817
Financial advice and services fees	50,000	50,000
Technical assistance agreement	783,326	1,582,154
Accrued interest payable	409,657	215,847
Accrued income tax	5,437,168	5,393,529
Increase in allowance for doubtful accounts	194,673	411,483
	47,657,876	46,519,161
Less: Items not entailing sources of funds		
Recovery of intercompany expenses	(216,352)	(192,566)
Accrued sales pending collection	(76,224,633)	(81,257,912)
Intercompany sales	(55,076)	(2,484,351)
	(76,496,061)	(83,934,829)
Funds (applied to) operations	(15,850,348)	(23,378,228)
Extraordinary (loss) for the period	(11,430,000)	--
Plus: Items not entailing the use of funds		
Gross income tax amnesty, Provinces of the Patagonia region	3,020,593	--
Funds (applied to) extraordinary operations	(8,409,407)	--
Funds (applied to) operations - Carried forward	(24,259,755)	(23,378,228)

Camuzzi Gas del Sur S.A.

Statements of Cash Flows (Continued)

	2001	2000
	(Pesos)	
Brought forward	(24,259,755)	(23,378,228)
Other applications of funds		
Payment of dividends	(26,016,689)	–
Increase in inventories	(406,385)	–
Increase in other receivable	–	(2,199,323)
Decrease in taxes payables	(21,215,609)	(11,673,829)
Decrease in bank debts	–	(7,883,690)
Decrease in provisions	(95,803)	(15,000)
Decrease in intercompany payables	(1,563,314)	(1,372,166)
Decrease in trade accounts payable	(17,306,364)	(17,165,282)
Decrease in salaries and social security liabilities	(778,911)	(1,043,451)
Acquisition of fixed assets	(7,917,758)	(9,199,809)
Acquisition of intangible assets	(27,353)	(12,631)
Decrease in other liabilities	(1,368,458)	(940,939)
Increase in investments	–	(10,812)
Total other applications of funds	(76,696,644)	(51,516,932)
Total applications of funds	(100,956,399)	(74,895,160)
Sources of funds		
Decrease in intercompany receivables	482,458	2,911,601
Decrease in investments	1,839	–
Decrease in other receivable	14,311,390	–
Increase in bank debts	48,530,182	–
Changes in trade accounts receivable	44,801,860	75,615,004
Total sources of funds	108,127,729	78,526,605
Increase in funds	7,171,330	3,631,445

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements
For the six-month periods ended June 30, 2001 and 2000

NOTE 1: ORGANIZATION AND REGULATORY FRAMEWORK OF THE COMPANY

The Argentine Executive Branch pursuant to Executive Order No. 2252/92, granted a license to the Company to render the public service of natural gas distribution through the operation of assets transferred by Gas del Estado Sociedad del Estado. The term of the license is 35 years and may be extended for ten additional years as long as the Company substantially complies with the obligations established in the license.

The Company's business is governed by Law No. 24,076, Executive Order 1,738/92, other regulatory executive orders, the Terms and Conditions, the Transfer Agreement and the License, each of which contain certain requirements with respect to service quality, capital investments, restrictions on the transfer of and creation of liens on the assets, and ownership restrictions of producers, transporters and distributors of natural gas.

A significant portion of the assets of the Company are deemed "Assets essential to the Rendering of Services" and, accordingly, the Company is required to identify and maintain such assets in accordance with the provisions of the license. Upon the expiration of the license, the assets shall be transferred to the Government or a third party assignee of the Government, free of encumbrances and liens.

Upon such transfer, the Company shall be entitled to collect the lesser amount among the book value, which will be calculated based on the amount paid to the Argentine Government, the original cost of the investments made, denominated in United States Dollars and adjusted in accordance with the United States producer price index and net of the accumulated depreciation, or the amount of a new bid, net of expenses and taxes.

The tariffs for the service of distribution of natural gas were established in the License and are governed by the Ente Regulador del Gas (ENARGAS). Such tariffs are subject to adjustments every five years starting December 31, 1997 in accordance with the criteria established by the Regulatory Authority.

NOTE 2: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores (the "CNV"), the financial statements herein have been prepared pursuant to and following the manner established by the valuation and disclosure standards set forth by Technical Resolutions Nos. 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences.

Non-monetary items included in the Financial Statements as of June 30, 2001 and 2000 have been restated in constant Pesos up to August 31, 1995. No adjustments have been applied since such date.

The information as of June 30, 2000 has been reclassified, for comparative purposes, in order to be consistent with that of the current period.

The financial statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 3: VALUATION CRITERIA

The principal valuation and disclosure criteria used for the preparation of the Financial Statements as of June 30, 2001 and 2000 are as follows:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value at the balance sheet date, including accrued interest.

The implicit cost of financing contained in the monetary assets and liabilities has not been segregated as it is not deemed significant.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including the corresponding accrued interest.

c. Current investments

These are equity securities and interests in mutual investment funds, which have been valued at their market value as of the balance sheet date.

d. Other assets to be recovered from customers

The Province of Chubut and the Company have entered into an Agreement to increase the service rendered to local customers who consume propane gas distributed through networks and to reduce the costs of such service.

The Company undertook to open five plants of liquid propane gas located in five different towns of such province. The Company shall be in charge of the engineering, technical inspection and civil works of such plants.

To recover the funding of the investment made, the province agreed to pay 30 equal and consecutive monthly installments, and fees and charges were set forth for each plant.

Other assets to be recovered from LPG Plants have been valued at their nominal value plus accrued interest as of the end of the period.

e. Inventories

These have been valued at their replacement cost as of the end of the period, which value does not exceed their recoverable value.

f. Property, plant and equipment

For assets received at the time of the granting of the license on December 28, 1992 the original value of fixed assets was based on the global transfer value defined in the contract for the transfer of the Company's shares by Gas del Estado. This value has been restated in current Pesos at August 31, 1995.

The aforementioned value was recalculated for each individual fixed asset, based on the inventory and valuation carried out during the fiscal year ended December 31, 1993 by independent consultants.

Additions carried out subsequently and up to August 31, 1995 were valued at their acquisition cost, restated in current Pesos at such date. As from September 1, 1995, additions have been valued at their acquisition cost in current Pesos of the corresponding period.

Up to December 31, 1995, additions of gas distribution networks made for no consideration were recorded at their replacement cost at the time of the transfer under the item "Other Income".

According to the resolutions of the Argentine Securities and Exchange Commission adopted in the meetings held on July 28 and August 16, 1995, the gas distribution networks transferred for no consideration or partially funded by third parties by users after December 31, 1995, shall be recorded at the lower of the construction cost or, the one set forth for transfer, and their value to the business.

In the case that the value of the asset added exceeds the value of the consideration assumed by the Company, or if such consideration does not exist, (for no consideration), a cross-entry shall be recorded in an adjustment account, which is shown deducted from Fixed Assets, whose depreciation criterion is equivalent to that for the asset added.

The obligation to partially or totally compensate third parties is recorded as a liability of the Company.

The fixed asset values are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, based on the estimated useful lives of the assets.

The Company defers the net costs derived from the financing with third party capitals of construction works which extend in time until they are in start-up conditions. The amount capitalized in fixed assets was Ps. 726,853 and Ps. 680,350 during the periods ended June 30, 2001 and 2000, respectively.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

g. Intangible assets

This item includes the acquisition of software and expenses in relation to the Medium-Term Note program for the issuance of Notes to be amortized over a five-year period.

Additions of Intangible Assets made up to August 31, 1995 are recorded at their acquisition cost restated in current Pesos at such date, while additions carried out since September 1, 1995 are disclosed at their acquisition cost in current Pesos of the corresponding period, in both cases net of their corresponding accumulated amortization, according to the straight-line method.

h. Shareholders' Equity

The Capital Stock has been stated at its nominal value.

The Capital Stock Adjustment represents the difference between the nominal value of the capital stock and its adjusted value, based on the fluctuation in the general wholesale price index up to August 31, 1995.

Changes in net worth prior to August 31, 1995 are restated as of that date, while subsequent changes are stated in the currency of the corresponding period.

i. Income tax

The Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

j. Income/(expenses)

Income/(expenses) for the period is disclosed at historical values, except for the charges for assets consumed (fixed asset depreciation and intangible asset amortization), which were determined according to the values of such assets.

k. Revenue recognition

The revenue stemming from gas distribution activities is recognized when the service is rendered and charged to the "Unbilled gas consumption" account.

l. Statements of cash flows

The Statement of Cash Flows is presented using the Indirect Method of Alternative D of Technical Resolution No. 9 of the Argentine Federation of Professional Councils of Economic Sciences, considering Cash and Banks and Short-Term Investments as funds.

m. Accounting estimates

The preparation of these financial statements as of a specified date requires that the Company's management performs estimates and assessments that affect the amount of the recorded assets and liabilities and the contingent assets and liabilities disclosed as of the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates so as to calculate, among other things, the income tax charge, the unbilled gas consumptions, the discounts to be made to users and the provisions for contingencies, as of a certain date. The actual future results may differ from the estimates and assessments made as of the date of the financial statements.

NOTE 4: BREAKDOWN OF ITEMS

Balance Sheet

a. Cash and banks

	As of June 30,	
	2001	2000
	(Pesos)	
Cash	54,400	101,826
Banks (Schedule G)	3,468,764	2,409,157
Total cash and banks	3,523,164	2,510,983

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

b. Trade accounts receivable, net

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Customers	23,870,339	19,540,166
Subsidies receivable	62,128,230	42,069,422
Unbilled gas revenue	29,513,505	28,886,888
Receivable to be recovered from users - Producer Price Index (Note 15)	1,917,111	2,012,156
Subtotal	117,429,185	92,508,632
Less: Allowance for doubtful accounts (Schedule E)	(6,491,061)	(5,633,786)
Total	110,938,124	86,874,846
Non-current		
Trade debtors	238,144	--
Subsidies receivable	1,667,752	1,667,752
Receivable to be recovered from users - Producer Price Index (Note 15)	8,861,483	--
Subtotal	10,767,379	1,667,752
Less: Allowance for doubtful accounts (Schedule E)	(1,613,072)	(1,494,000)
Total	9,154,307	173,752
Total trade accounts receivable, net	120,092,431	87,048,598

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

c. Other receivables, net

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Tax credits	3,428,966	2,915,639
Other assets to be recovered from users - LPG Plants (Note 3.d)	213,226	232,819
Guarantee deposits	93,398	86,668
Other assets to be recovered as per Section 41 Law 24,076 (Note 13.b) (Gross sales tax)	27,550	23,178
Prepaid expenses	232,188	274,999
Other	178,978	226,629
Total	4,174,306	3,759,932
Non-current		
Judicial deposits (Note 9.b)	1,100,769	5,746,808
Other assets to be recovered from users - LPG Plants (Note 3.d)	350,437	466,315
Other assets to be recovered as per Section 41 Law 24,076 (Note 13.b)	870,200	885,810
Prepaid expenses	98,332	83,280
Other	15,432	15,431
Total	2,435,170	7,197,644
Total other receivables, net	6,609,476	10,957,576

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

d. Trade accounts payable

	As of June 30,	
	2001	**2000**
Current	*(Pesos)*	
Suppliers (Schedule G)	3,756,658	4,853,230
Unbilled by suppliers	29,268,323	26,964,610
Debts payable - Producer Price Index (Note 15)	303,113	293,236
Total	33,328,094	32,111,076
Non-current		
Debts payable - Producer Price Index (Note 15)	1,367,304	--
Total	1,367,304	--
Total trade accounts payable	34,695,398	32,111,076

e. Loans

	As of June 30,	
	2001	**2000**
	(Pesos)	
Current		
Notes (Schedule G)	50,557,000	--
Bank debts (Schedule G)	70,050,000	4,100,000
Letters of credit (Schedule G)	519,615	519,615
Accrued interest (Schedule G)	409,657	215,847
Total	121,536,272	4,835,462
Non-current		
Notes (Schedule G)	--	50,557,000
Total	--	50,557,000
Total loans	121,536,272	55,392,462

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

f. Salary and social security payable

	As of June 30,	
	2001	2000
	(Pesos)	
Social security payable	229,717	184,528
Accrual for vacations	898,912	976,478
Accrual for bonuses	315,500	337,366
Other	88,418	86,605
Total salary and social security payables	1,532,547	1,584,977

g. Taxes payable

	As of June 30,	
	2001	2000
	(Pesos)	
Value added tax payable, net	--	476,798
Gross sales tax	391,708	1,638,020
Income tax provision, net	3,016,036	2,699,114
Municipal rates	6,876	4,575
Business indebtedness cost tax	273,493	383,116
Tax amnesty	--	5,060
Other	56,782	49,920
Total taxes payables	3,744,895	5,256,603

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

h. Other liabilities

	As of June 30,	
	2001	2000
	(Pesos)	
Current		
Gas-in-kind payables (Note 12)	1,967,511	1,858,536
Consumer reconnection deposits	184,946	176,669
Unbilled transportation charges	311,499	316,022
Other	492,044	1,466,989
Total	2,956,000	3,818,216
Non-current		
Gas-in-kind payables (Note 12)	12,446,823	16,001,177
Other	1,000	1,000
Total	12,447,823	16,002,177
Total other liabilities	15,403,823	19,820,393

Statement of income

i. Net sales

	For the six-month period ended June 30,	
	2001	2000
	(Pesos)	
Gas sales	110,084,032	103,944,342
Other sales	1,216,579	1,116,669
Direct taxes on sales	(2,693,352)	(1,857,990)
Total net sales	108,607,259	103,203,021

j. Net financial results

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Generated by assets		
Interest income	1,273,017	857,130
Income from investments	39,088	28,768
Other	9,170	118
Total net financial results	1,321,275	886,016

k. Other income/(expenses), net

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Other income		
Leases	421,217	421,217
Other	345,875	133,390
Total	767,092	554,607
Other expenses		
Fines and sanctions	(23,332)	(38,836)
Other	(80,715)	(72,345)
Total	(104,047)	(111,181)
Total other income/(expenses), net	663,045	443,426

k. Extraordinary (loss)

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Allowance for tax amnesty (Note 13.b)	(11,430,000)	--
Total (loss)	(11,430,000)	--

NOTE 5: TERMS OF RECEIVABLES AND LIABILITIES

The breakdown of placements of funds, loans, receivables and liabilities, according to their estimated term of collection or payment, is the following:

Assets

	Investments *(Pesos)*	Trade accounts receivable, net *(Pesos)*	Receivables from related parties *(Pesos)*	Other receivables, net *(Pesos)*
Becoming due				
1st quarter	--	49,008,175	55,076	170,918
2nd quarter	--	--	--	139,519
3rd quarter	--	--	--	138,846
4th quarter	--	--	--	43,372
From 1 to 2 years	--	--	--	451,378
More than 2 years	--	238,144	--	--
Subtotal	--	49,246,319	55,076	944,033
Past due	--	57,482,465	--	--
Without any fixed term	7,555,002	13,363,647	--	5,665,443
Total	7,555,002	120,092,431	55,076	6,609,476
Not accruing interest	7,555,002	99,290,788	55,076	6,018,263
At a fixed rate	--	11,016,738	--	591,213
At a floating rate	--	9,784,905	--	--
Total as of June 30, 2001	7,555,002	120,092,431	55,076	6,609,476
Total as of June 30, 2000	5,562,091	87,048,598	2,835,015	10,957,576

Liabilities

	Trade accounts payable *(Pesos)*	Loans *(Pesos)*	Payables to related parties *(Pesos)*	Salary and social security payable *(Pesos)*	Taxes payable *(Pesos)*	Other liabilities *(Pesos)*	Provisions *(Pesos)*
Becoming due							
1st quarter	32,480,897	63,251,811	1,246,411	318,135	728,859	412,044	--
2nd quarter	--	51,284,461	--	--	--	--	--
3rd quarter	--	7,000,000	--	--	--	--	--
4th quarter	--	--	--	315,500	3,016,036	--	--
From 1 to 2 years	--	--	--	--	--	--	--
Subtotal	32,480,897	121,536,272	1,246,411	633,635	3,744,895	412,044	--
Past due	544,084	--	--	--	--	--	--
Without any fixed term	1,670,417	--	--	898,912	--	14,991,779	4,283,969
Total	34,695,398	121,536,272	1,246,411	1,532,547	3,744,895	15,403,823	4,283,969
Not accruing interest	33,024,981	409,657	1,246,411	1,532,547	3,744,895	15,403,823	4,283,969
At a fixed rate	1,670,417	120,607,000	--	--	--	--	--
At a floating rate	--	519,615	--	--	--	--	--
Total as of June 30, 2001	34,695,398	121,536,272	1,246,411	1,532,547	3,744,895	15,403,823	4,283,969
Total as of June 30, 2000	32,111,076	55,392,462	2,820,236	1,584,977	5,256,603	19,820,393	4,186,981

NOTE 6: INTERCOMPANY TRANSACTIONS

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
Income/(expenses)		
Camuzzi Gas Pampeana S.A.		
Propane gas purchases	(403,907)	(621,259)
Administrative and personnel services	(2,440,398)	(1,967,019)
Assistance service for the transportation of natural gas	(323,267)	(98,827)
Camuzzi Argentina S.A.		
Technical assistance and professional fees	(1,008,326)	(1,582,154)
Maintenance of computer systems fees	--	(19,350)
Expenses reimbursement	20,018	199
Sodigas Sur S.A.		
Financial advice services	(300,000)	(300,000)
Energía del Sur S.A.[1]		
Gas sales	--	4,741,851
Edersa S.A.		
Gas sales	314,240	299,750
Electric power purchase	(21,405)	(21,205)
General expenses	--	(3,000)
Distribuidora Gesell Gas S.A.		
Administrative and personnel services	--	2,718
Other operations		
Camuzzi Gas Pampeana S.A.		
Miscellaneous	87,412	43,534
Sodigas Sur S.A.		
Dividends	(23,415,020)	--
Receivables		
Energía del Sur S.A[1]	--	2,792,006
Edersa S.A.	55,076	43,009
	55,076	2,835,015
Payables		
Camuzzi Gas Pampeana S.A.	349,658	605,425
Camuzzi Argentina S.A.	896,753	2,154,311
Sodigas Sur S.A.	--	60,500
	1,246,411	2,820,236

(1) On December 20, 2000, Camuzzi Argentina S.A. sold its interest in Energía del Sur S.A., and therefore the latter is no longer a subsidiary of Camuzzi Gas del Sur S.A.

NOTE 7: CAPITAL STATUS

At June 30, 2001, the Capital status was as follows:

Capital	(Pesos)	Approved by		Date of Registration with the Public Registry of Commerce
		Date	Body	
Registered, subscribed and paid in	12,000	November 24, 1992	Articles of Incorporation	December 1, 1992
Registered, subscribed and paid in	138,220,272	December 28, 1992	Ordinary and Extraordinary Shareholders' Meeting	September 10, 1993
Registered, subscribed and paid in	35,793,818	April 19, 1994	Ordinary Shareholders' Meeting	September 16, 1994

NOTE 8: LIMITATION ON PROFIT DISTRIBUTION

Under current Argentine legal requirements, the Company is obligated to allocate 5% of net income per year to a "Legal Reserve" until the total amount of such reserve equals 20% of adjusted capital, including inflation adjustments.

NOTE 9: RESTRICTIONS ON ASSETS

(a) Assets essential for the service

Pursuant to the provisions of the terms and conditions for the privatization of the natural gas distribution services, the Company must obtain ENARGAS's prior consent to sell, assign, encumber or dispose of assets essential for the service. Failure to secure such consent may result in the revocation of the License.

(b) Restriction on funds

As set forth in Note 13.c, as of June 30, 2001, the line item "Other non-current receivables" included Ps. 833,195 corresponding to the attachments levied by several municipalities in connection with the lawsuits related to municipal taxes on use of the easements and to labor matters.

NOTE 10: MANDATORY INVESTMENTS

Chapter IV of the License provides that the Company undertake a Mandatory Investment Plan for the five-year period starting 1993 through 1997, which includes investing in network pipelines, services, protection against rust and corrosion, communications equipment and SCADA (centralized telemeasurement and control equipment system) amounting to Ps. 11,408,000.

The Company has fulfilled in due time and manner the relevant plan and was notified of such fulfillment by ENARGAS following an operating audit of such investments.

NOTE 11: ISSUANCE OF NOTES

On December 11, 1996, together with Camuzzi Gas Pampeana S.A., Camuzzi Gas del Sur S.A. issued jointly non convertible Notes under a Medium-Term Note Program authorized by certificate No. 136 of the Argentine Securities Commission, dated December 6, 1996.

Such issue was approved by the Board of Directors of the Company on November 12, 1996; the main purpose of this issue was to provide the Company with an important availability of funds in order to (i) refinance Series B of the Notes in an aggregate principal amount of U.S.$90,000,000 issued jointly and severally with Camuzzi Gas Pampeana S.A. under the Notes Program created by the Company's Shareholders' Meeting dated October 25, 1993; (ii) develop its investment plans; (iii) pay up working capital and (iv) refinance other liabilities.

The conditions of the issuance are as follows:

- Aggregate principal amount: U.S.$130,000,000
- Percentage corresponding to Camuzzi Gas del Sur S.A.: 38.89%
- Interest rate: 9 1/4% payable semi-annually in arrears.
- Price: 99.80%.
- Maturity of principal: December 15, 2001.

The aforementioned program was created under a joint issuance with Camuzzi Gas Pampeana S.A., and the two companies will be jointly and severally liable for the payment of interest and principal.

On May 9, 1997, the issued Notes were registered before the United States Securities and Exchange Commission (SEC).

The main restrictions under the offering circular for the issuance of Notes are the following:

(a) Limitations on liens: Neither of the Issuers shall, nor shall either of the Issuers permit any of their respective Subsidiaries to, incur, assume or suffer the existence of any Lien upon its property, assets or revenues, whether now owned or hereinafter acquired, securing any indebtedness of any other person, unless the Notes are equally and ratably secured by such liens, except for:

(i) Liens existing on the Issue Date of the Notes:

(ii) Liens for taxes or other governmental charges not yet due, or which are being contested in good faith by appropriate proceedings; provided, that adequate reserves with respect thereto are maintained on the books of such Issuer or such Subsidiary, as the case may be, in conformity with Argentine generally accepted accounting principles;

(iii) Liens on all or part of any property, assets (including, without limitation, equity interests) or revenues to secure indebtedness incurred solely for purposes of financing the acquisition, construction or installation thereof incurred concurrently with or within 120 days after the completion of such acquisition, construction or installation, or liens on any property, assets (including, without limitation, equity interests) or revenues existing on the date of the acquisition thereof;

(iv) Liens arising in the ordinary course of business which do not secure indebtedness and which (A) are not in effect for a period of more than 60 days, (B) are being contested in good faith by appropriate proceedings, which have the effect of preventing the forfeiture or sale of the property or the assets subject to any such lien, or (C) secure an obligation of less than U.S.$1,000,000;

(v) Any attachment or judgment lien, unless the relevant discharge is filed (A) shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, (B) shall not have been discharged within 60 days after the expiration of any such stay or (C) is for an amount less than U.S.$1,000,000;

(vi) Liens created or deposits made to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, and other obligations of a like nature incurred in the ordinary course of business;

(vii) Any liens imposed by operation of mandatory provisions of applicable law that do not materially affect the Shareholders' Equity of the Issuers' ability to perform its respective obligations under the Notes or the Indenture;

(viii) Liens other than those described in the foregoing clauses (i) through (vii) upon the property, assets or revenues of either or both of the Issuers or any of their respective Subsidiaries securing indebtedness in an aggregate principal amount not in excess of U.S.$10,000,000 (or its equivalent in other currencies) at any time outstanding; and

(ix) Any extension, renewal or replacement, in whole or in part, of any lien described in the foregoing clauses (i) through (viii), provided that (A) such extension, renewal or replacement does not extend to any property other than that originally subject to the liens being extended, renewed or replaced and (B) the principal amount of the indebtedness secured by such lien is not increased.

(b) Maintenance of the Ratio of Net Worth to Consolidated Indebtedness: Neither of the Issuers shall permit the ratio of its Net Worth to its Consolidated Indebtedness to be less than 1.

(c) Restrictions on Sale and Lease-Back Transactions: Neither of the Issuers shall, nor shall either of the Issuers permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property of any character unless (i) such transaction

involves a lease for a term of no more than three years by the end of which it is intended that the use of such property by the lessee shall be discontinued, (ii) such transaction is between the Issuers, or between either or both of the Issuers and a Subsidiary, or between Subsidiaries, (iii) the Issuers or any Subsidiary would be entitled to incur indebtedness secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, (iv) the proceeds of such transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of each of the Issuers) and the Issuers apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) (A) the amortization (other than any mandatory amortization, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of either or both of the Issuers or a Subsidiary (other than debt that is subordinated to the Notes or debt to either or both of the Issuers or a Subsidiary) that matures more than 12 months after the creation of such debt or (B) the purchase, construction or development of other comparable property, or (v) such transaction is entered into within 120 days after the initial acquisition by such Issuer or the Subsidiary, as the case may be, of the property subject to such transaction.

(d) Merger, Consolidation or Sale of Assets: Neither of the Issuers will merge into or consolidate with any person or sell, lease, transfer or otherwise convey or dispose of all or substantially all of its assets, whether by one transaction or a series of transactions, to any person, (a) unless, in the case of any such merger or consolidation, (i) such Issuer is the successor person and (ii) any Noteholder who elects to be guaranteed or repaid upon such merger or consolidation pursuant to Argentine law is so guaranteed or repaid by either of the Issuers, or (b) unless, in the case of any such other transaction, (i) immediately after giving effect to such transaction or series of transactions, no Event of Default or event which, after the giving of notice or the lapse of time or both, would constitute an Event of Default, will have occurred and be continuing, (ii) the successor person is a company that will expressly assume the obligations of such Issuer under the Notes and the Indenture and (iii) such Issuer shall have delivered to the Trustee an officer's certificate and an opinion of counsel stating that such merger, consolidation, sale, lease, transfer or other conveyance or disposition complies with the Notes and that all conditions precedent therein relating to such transaction have been met.

Upon the occurrence of any such merger, consolidation, sale, lease, transfer or other conveyance or disposition of all or substantially all of such Issuer assets, the successor person will succeed to and become substituted for the Issuer or both Issuers, as the case may be, and may exercise every right and power of such Issuer with the same effect as if it had been named in the Notes and the Indenture and, thereafter, such Issuer will be released from its liability as obligor on the Notes and under the Indenture.

NOTE 12: CONSTRUCTION FUNDED BY THIRD PARTIES

Constructions funded by third parties, which were incorporated into the Company's network during the six-month periods ended June 30, 2001 and 2000, were the following:

	For the six-month periods ended June 30,	
	2001	2000
	(Pesos)	
• Value of the consideration given to third parties	851,791	378,752

On February 8, 1996, ENARGAS issued Resolution No. 269/96, which sets forth that regarding construction fully or partially financed by third party users, such users should receive an allowance based on the difference between the value of the construction and the amount actually allowed for, if any.

By means of ENARGAS Resolution No. 389, dated October 23, 1996, the regulatory entity established the amounts to be recognized to the users mentioned above, according to the business value determined by the Regulatory Authority.

In compliance with this resolution, as regards networks transferred without monetary consideration, the Company recorded during the fiscal year ended 1996, a liability in an amount estimated as the payment price in cubic meters of gas valued according to the effective tariff rate charged to users, which was debited from a reserve set up in previous periods for this purpose. In those projects in which the payments made by the Licensee differed from those set forth by the Regulatory Authority, the liability corresponding to such difference was accounted for. Both liabilities were valued at current tariffs.

Furthermore, on February 3, 1997, by means of Resolution N° 422 the Regulatory Authority set the charges that the Gas Distribution Companies should recognize to third party users financing network extension works; such amount results from the business value set forth by ENARGAS. This Resolution was only applicable to the works transferred to the Licensee Companies during the year 1996.

As regards works to be financed by future customers, commenced and transferred to the net worth of the licensees during the 1997 fiscal year, the Regulatory Authority issued Regulation No. 587, dated March 16, 1998, whereby it established the consideration to be given to the users in accordance with the methodological guidelines included therein.

As of the date hereof, the Company is taking the necessary steps to implement the reimbursement of the cubic meters duly suggested by the ENARGAS.

Subsequently, the ENARGAS, through Order No. 4,688 dated December 30, 1997, modified the criterion previously established by its Resolutions No. 389/96 and 422/96 and Order No. 1877/96,

in connection with the obligation of the Distribution Service Licensees to grant provisions to third party users who totally or partially paid undertakings related to new networks or extensions thereof.

This amendment consists, basically, in the replacement of the obligation of such users to file the documentation evidencing their contribution, as called for by the above-mentioned resolutions, by the execution of an affidavit in relation thereof.

The above-mentioned order of ENARGAS has been appealed by the Company on the grounds that it affects its legitimate rights. However, the Company undertook a preliminary study to determine its liability in connection with the compliance with such order. During 1999, such study revealed that if the existing users and the potential users which have transferred assets without monetary compensation are entitled to the discounts set forth in ENARGAS' resolutions, the maximum increase in the liabilities would amount to Ps. 7.6 million. This amount has been reflected in the Financial Statements as a withdrawal from the voluntary reserve.

During the 2000 fiscal year, a final study was conducted concluding that the maximum discount available with respect to the networks originally transferred without consideration amounts to Ps. 7.1 million, provided that all existing and potential users added to the assets transferred without consideration were entitled to the discounts set forth in the Resolutions of ENARGAS. The difference between the above-mentioned amount and the preliminary estimate made in 1999 was reflected in the financial statements of the 2000 fiscal year as an increase in voluntary reserves.

Once the term set by the regulatory authority for the granting of discounts is over, an analysis of the actual value of each project shall be made upon the basis of the users actually added and of the value to the business, increasing or decreasing the value of the liability as applicable.

As regards the networks transferred for a valuable consideration, the liability shall be fixed at the amounts agreed to with the third party transferors.

NOTE 13: LEGAL AND TAX MATTERS

a. Income Tax

a.1. Transfer of Networks

As a consequence of the notification made by the Argentine Tax Authority for an amount of Ps. 11.1 million in income tax owed and Ps. 22.7 million in interest and fines, which objected to the Company's tax treatment to the networks transferred without consideration for the 1993 through 1995 fiscal years, the Company has filed an appeal with the Argentine Tax Court which is currently pending resolution. After complying with the evidence production order, and after answering an objection submitted by the Tax Authority, the court requested a list of network holders from the expert witnesses and the Company requested that the number of network holders be increased. As of the date of these Financial Statements, a court decision is pending.

a.2. Customer Bad Debts

The Company has filed an Appeal with the Argentine Tax Court with respect to the notification received which objected the deduction of customer bad debts for 1995. As a consequence, the Tax Authority claimed Ps. 0.1 million in tax owed and Ps. 0.2 million in interest and fines. As of the date hereof, such appeal is pending resolution. The Argentine Tax Authority was notified of its need to file an answer prior to December 20, 2000. On such date, the Argentine Tax Authority did not answer the appeal. On March 5, 2001, the AFIP was ordered to answer the appeal, which answer was submitted on March 28, 2001. Expert witness evidence may be submitted until August 21, 2001.

The Company believes, based on the advice of its legal counsel, that an adverse decision in relation to the aforementioned claims is considered not probable.

b. Gross Sales Tax

The Company has received several claims from certain provincial tax authorities requesting the taxability of gross sales taxes on subsidies received by the Company.

The Company believes, based on the advice of its legal counsel, that the claims further described hereinbelow are without merit as such subsidies granted by the Federal Government are exempted from provincial taxes. Notwithstanding the foregoing, these valid arguments should be reviewed during ordinary proceedings in order to eventually obtain a final decision from the Argentine Supreme Court of Justice; such proceeding entails long procedural delays. As such legal proceedings are carried out and in order to avoid further harm to the Company, Camuzzi Gas del Sur S.A. has decided to pay under protest the taxes claimed by the different provinces, expressly reserving the right to pursue the matter further. As a result, the Company has made a provision of Ps. 11.4 million in order to pay future expenses, which amount has been recorded under "Extraordinary income/(expenses)".

b.1. As of the date of these Financial Statements, the Company enrolled in existing tax amnesty plans and made payments under protest in the provinces of Río Negro, Neuquén, Chubut and Santa Cruz, expressly reserving its right to pursue the matter further. As from April 2001, the Company has paid, under protest, on a monthly basis, the tax on subsidies in all such jurisdictions.

The amounts paid were as follows:

(a) Río Negro: The Company enrolled in a tax amnesty plan for Ps. 3.0 million, including principal, interest and court costs for the March 1996-December 1998 period. The province forgave 75% of interest owed, 100% of the imposed fines and 65% of the court costs.

(b) Chubut: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 2.8 million, for the April 1993-June 1998 period. The province forgave the aggregate interest owed and the fines.

(c) Neuquén: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 1.3 million, for the January 1993-June 1998 period. The province forgave 15% of the principal amount and the aggregate interest and fines. The Company also made a payment under protest for an amount of Ps. 0.7 million, including principal and interest, corresponding to the July 1998-March 2001 period.

(d) Santa Cruz: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 1.7 million. The province forgave 50% of the interest. The Company also made a payment under protest for an amount of Ps. 0.8 million, including principal and interest, corresponding to the July 1998-March 2001 period.

As of the date of these financial statements, the following payments are pending:

(a) Río Negro: The Company paid under protest Ps. 1.0 million plus interest as of the effective date of payment for the January 1999-March 2001 period. The Company is negotiating a possible set off of such amounts against debts owed by the province to Camuzzi Gas del Sur S.A.

(b) Chubut: Since the term for enrolling in the tax amnesty plan has been extended until September 30, 2001, the Company is negotiating a possible settlement of Ps. 0.9 million for the July 1998-May 2000 period, and to pay under protest Ps. 0.6 million plus interest accrued until the effective date of payment for the June 2000-March 2001 period, and to settle the provincial claim regarding taxes for Ps. 0.3 million derived from the networks transferred without consideration.

(c) Tierra del Fuego: The Company paid under protest Ps. 0.8 million plus interest accrued until the effective date of payment for the July 1996-March 2001 period. The Company is negotiating with the province with regard to some pending commercial issues.

The Company has filed an action with ENARGAS requesting the pass-through to the tariffs of the payments of the gross sales tax on subsidies made in the provinces of Neuquén, Río Negro and Santa Cruz.

b.2. Province of Tierra del Fuego: As of the date of these Financial Statements, the proceeding relating to a claim (*demanda contencioso administrativa*) amounting to Ps. 0.9 million, of which Ps. 0.6 million correspond to gross sales taxes and Ps. 0.3 million correspond to interest for gross sales taxes on subsidies, for the January 1993 through June 1996 periods is still pending. The Company paid the amount claimed. As a consequence of such payment, the Company requested the reimbursement thereof.

b.3. Province of Buenos Aires: The Company has completed the payment of the installments corresponding to the tax amnesty program pursuant to the provisions of the Provincial Law 11,808 (Official Gazette July 10, 1996), to pay the gross sales tax applicable to the periods from December 1995 to June 1996, due to the change of criteria used by the

Province of Buenos Aires requiring that the Company pay gross sales tax on its total sales and not on the distribution margin.

Through Resolution No. 544 dated November 17, 1997 and pursuant to the applicable regulations, ENARGAS authorized the passing on to the tariffs of the tax liabilities incurred as a result of the legal changes in the payment of the tax in accordance with the methodology set forth in note No. 108 dated January 12, 1998.

As of June 30, 2001, the receivable to be recovered totalled Ps. 78,162, of which Ps. 27,550 is recorded under "Other Current Accounts Receivable" and Ps. 50,612 of which is reflected under item "Other Non-Current Accounts Receivable".

c. Municipal Taxes

The Distribution License grants the Licensee underground rights of way for no consideration. The license authorizes the Licensee to pass through to consumers any cost increase attributable to a municipal tax levied and ratified by a court.

The following are the most significant claims for payment received by the Company in relation to taxes on underground rights:

Municipality of Viedma, Province of Río Negro: This municipality brought a claim for the 1993 and 1994 periods totalling Ps. 246,000 in principal and Ps. 36,700 in interest and legal costs. After complying with several procedures, the Company has filed with the Federal Supreme Court a petition to reconsider such claim, which petition reversed a judgement by the Supreme Court of the Province of Río Negro. Thereafter, upon the subsequent judgement rendered by the Supreme Court of the Province providing for federal jurisdiction, the Federal Court of the First Instance declared itself incompetent to hear the case, ordered that the parties be notified and considered the process valid up to the answer to the notice of defenses. In response to the judgement rejecting the defense of competence filed, the Company appealed such judgement, which appeal was resolved in favor of the Company. The Municipality filed an extraordinary appeal, which was answered by the Company in June 2001.

The Company made deposits with the court to pay judicial taxes totalling Ps. 263,352, plus Ps. 62,720 to cover interest and legal costs and, subsequently, Ps. 128,654 to cover fees, of which Ps. 139,131 and Ps. 16,387 were recovered by the Company. Notwithstanding the foregoing, the Company has set up a provision for Ps. 362,672 which is included under "Provisions".

In addition, the Municipality brought a summary executory claim against the Company for Ps. 148,148 in principal and Ps. 35,359 in interest and legal costs due for the 1995 period. The Company deposited with the court Ps. 176,731.

As the Company's appeal was rejected, the Company filed a request for nullity which the Supreme Court of the Province accepted only with respect to the defense of competence.

The Federal Supreme Court of Justice reviewed the merits of the defense of incompetence duly filed by the Company and stated that the Federal Court of the First Instance was competent to hear

the case. Such court considered the process valid up to the answer to the notice of defenses. Subsequently, the Court rejected the defense of competence and the Company appealed the Court's decision. The Company has set up a provision of Ps. 137,630, which is included under "Provisions".

On April 9, 2001, the Company was notified that the Federal Court of Appeals of General Roca reversed the first instance court judgement accepting the Company's grounds. The Court stated that "... the determination of debt for the use of underground ways in the municipality is not applicable because it is contrary to the above-mentioned federal rule" (chapter VI, Public Domain Use Rules, section 6.1 Public Domain Use). The Municipality filed an extraordinary request, which was duly answered by the Company.

Municipality of Neuquén - Province of Neuquén: As a consequence of the rejection of the request for nullity filed by the Company after compliance with all the legal procedures, the Municipality levied an attachment for an amount of Ps. 160,746 in connection with an original claim of Ps. 66,524 in principal and Ps. 33,260 in interest and legal costs for the 1993 period.

Subsequently, the Municipality filed a revised schedule of the Company's debt for Ps. 150,746, including principal, interest and court fees. The claimant's attorneys continue to pursue collection of the debt through judicial action. Also, differences between the levied amount and the amount described in the schedule filed by the claimant shall be verified for the Company to recover them. The Company has set up a provision of Ps. 167,242, which is included under "Provisions".

In relation to the subsequent claim filed for the April 1996 - May 1997 period for an amount of Ps. 97,421 which amount corresponds to principal, the Municipality has decided to suspend any further proceeding until the Supreme Court of Justice of the Province decides the case of the Company against said Municipality in connection with taxes levied on the use of easements.

Municipality of Comodoro Rivadavia, Province of Chubut: The Municipality claimed Ps. 643,221 in taxes for the use of easements from the first six months of 1996 up to the first six months of 2000.

The Company answered the claim in a timely manner and is presently awaiting a resolution by the Municipality.

Municipality of Zapala, Province of Neuquén: The principal amount of the claim totals Ps. 816,073 corresponding to the periods between 1993, 1994, 1995 and January to November 1996.

The Company has filed a request for reconsidering such claim.

On May 17, 2000, the Municipality filed an amended claim totalling Ps. 1,525,720, including the November 1993 through May 2000 period.

The Company answered the amended claim in a timely manner and also requested a decision regarding the original claim, and is presently awaiting a resolution by the Municipality.

Municipality of Villa Regina, Province of Río Negro: The principal amount of the claim totals Ps. 1,939,343, not including penalties and other expenses. The Company has filed its response to such claim, and is presently awaiting a resolution by the Municipality.

Municipality of Cutral-Có, Province of Neuquén: On September 22, 2000, the judgment delivered by the Argentine Supreme Court was notified to the Company. Such judgment formally accepts the extraordinary request filed by the Company and revokes the appealed judgment, declaring the invalidity of all the proceedings made before the provincial courts to the extent that they are in conflict with the Federal Court sitting in the city of Zapala. These proceedings relate to a request for payment of Ps. 133,992 in principal and Ps. 8,600 in interest and legal costs for the period from January 1993 through October 1996. The Municipality levied an attachment of Ps. 10,664. The Company has set up a provision of Ps. 71,296, which is included under the item "Provisions".

In addition, the Municipality has filed another claim for the payment of Ps. 144,300 in principal for the period from November 1996 through November 1999 plus Ps. 41,000 in interest and legal costs. The Municipality brought an action for the collection of such amount and levied a Ps. 185,300 attachment. The Company opposed the claim. A judgement against the Company was entered and, in response, the Company filed an appeal which is currently pending resolution.

The Company has set up a provision of Ps. 92,650, which is included under "Provisions".

In the opinion of the Company, except for the lawsuits with the Municipalities of Viedma, Cutral Có, and Neuquén for which reserves have been established, an adverse decision in relation to the aforementioned claims is considered not probable.

d. Stamp tax

As regards stamp tax the situation is as follows:

d.1 Province of Río Negro:

d.1.1 Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for stamp taxes on agreements relating to irrevocable offers for natural gas transportation entered into with the Company after taking control, and informed the Company that it will file the relevant appeal.

On April 6, 2001, the transportation company notified the Company that the General Revenue Board had rejected the request filed, thus ending the administrative stage set forth in the tax rules. As such, the General Revenue Board is entitled to file a judicial claim.

Furthermore, TGS S.A. has notified that in order to review the matter before a tribunal, it must deposit the aggregate amount of the claimed tax.

As of the date hereof, the Company has received no notice of the status of the appeal from the Revenue Board of the Province. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 7.8 million from the Company, excluding interest as of the effective date of payment, of which Ps. 2.6 million correspond to taxes and Ps. 5.2 million of which correspond to penalties.

In addition, Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for payment of the tax on agreements transferred by Gas del Estado, for which the Argentine Government is fully responsible and has informed the Company that it will file the relevant appeal. As of the date hereof, the Company has not been notified of such claim. If transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 0.3 million from the Company, excluding interest as of the effective date of payment, Ps. 0.15 million of which correspond to taxes and Ps. 0.15 million of which correspond to penalties. If the Company were obligated to pay such amounts, it would seek reimbursement from the Argentine Government.

d.1.2 Furthermore, the General Revenue Board has claimed the payment of the tax relating to irrevocable offers for natural gas sales to customers. On February 9, 2001, the Company filed requests for Administrative Appeal after the timely filed requests to reconsider were rejected. The aggregate amount claimed totals Ps. 0.6 million, Ps. 0.2 million of which correspond to taxes and Ps. 0.4 million of which corresponds to interest and penalties (50% payable by the Company). As of the date of these Financial Statements, the Company has not received an answer to the requests filed.

In the opinion of the Company and its legal counsel, considering the manner in which the agreements were documented, an adverse resolution in relation to the aforementioned claims is not probable.

d.2 Province of Tierra del Fuego:

The Company filed an answer to the Previous Notice made by the Revenue Board of the Province of Tierra del Fuego, Antártida and South Atlantic Islands, claiming the assessment of stamp tax in connection with the different instruments arising from the privatization of the natural gas distribution under Law No. 24,076 and which together represent the legal measures aimed at privatizing the activity, amounting to Ps. 0.14 million not including interest or penalties. The Company is currently awaiting resolution.

d.3 Province of Neuquén:

d.3.1 The Revenue Board of the Province of Neuquén gave definitive notification of the assessment made on the irrevocable offers for the purchase of gas, issued jointly with Camuzzi Gas Pampeana S.A. and purchase orders to suppliers for an aggregate amount

of Ps. 10.3 million (50% payable by the Companies). Camuzzi Gas del Sur S.A. answered the claim, which claim is pending resolution.

As of June 30, 2001, the Company set up a provision of Ps. 0.6 million for such assessment.

d.3.2 Additionally, the Revenue Board of the province established the payment of the stamp tax on the transfer of assets assigned to the service, as a result of the privatization of Gas del Estado. The aggregate amount totals Ps. 1.8 million of which Ps. 0.5 million correspond to 100% of the tax, Ps. 0.4 million correspond to interest and Ps. 0.9 million correspond to penalties. This claim was filed jointly against Gas del Estado and the Company. The Company has filed its answer, which, as of the date hereof, is pending resolution.

d.3.3 On April 3, 2001, the Revenue Board notified the Company of a tax reassessment for the same amount timely assessed by the Revenue Board, with respect to the stamp tax of Ps. 0.7 million relating to 100% of the tax and a Ps. 2.1 million fine, stemming from gas transport agreements entered into with Transportadora de Gas del Sur S.A., before privatization, at which time Gas del Estado was the sole shareholder of the Company.

The Company informed the *Dirección Nacional de Normalización Patrimonial*, the Liquidation Entities Coordinator and Gas del Estado that, in accordance with the provisions of the Transfer Agreement, any national, provincial or municipal stamp tax assessed on agreements related thereto shall be borne by Gas del Estado or the Argentine Government.

The Company filed a request to reconsider against the Revenue Board determination, which request is pending resolution.

In the opinion of the Company and its legal counsel, except for what is mentioned in item d.3.1., an adverse resolution with respect to such claims is considered not probable.

d.4 Province of Santa Cruz:

On December 29, 1999, the Revenue Board of the Province of Santa Cruz served a notice of administrative proceedings, assessing a debt in relation to the Stamp Tax on gas irrevocable purchase offers entered by the Company and Camuzzi Gas Pampeana S.A. The claim filed by the company amounts to Ps. 7.5 million, corresponding to 100% of the tax (50% payable by the Company). Furthermore, the General Revenue Board has filed a claim against the Company and Camuzzi Gas Pampeana S.A. for Ps. 1.5 million, corresponding to 100% of the tax (50% payable by the Companies).

The Company, jointly with Camuzzi Gas Pampeana S.A., filed defenses in relation to the notice received, which defenses have not been answered as of the date hereof.

The Company believes, based on the advice of its legal counsel, that it has a strong defense to be filed in light of the manner in which the agreements were documented.

Therefore, an adverse resolution in relation to the aforementioned claim is considered not probable.

Furthermore, the Company has answered the notice of the administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the irrevocable offers for the transport of natural gas or file an answer and offer evidence in support of its right. As of the date hereof, the Company has not received a reply to the issues raised in the answer. Transportadora Gas del Sur S.A. has also been notified of an assessment of debt on the same grounds, which notice has been timely informed to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 0.9 million in taxes from the Company, excluding interest as of the effective date of payment.

In the opinion of the Company and its legal counsel, and considering the manner in which the agreements were drafted, the Company has strong defenses to allege in a judicial action and therefore, an adverse resolution in relation to the aforementioned claim is not probable.

e. Regulatory aspects

On March 24, 1998, the ENARGAS, through resolution 588/98, requested Camuzzi Gas del Sur S.A. to reimburse approximately Ps. 4.5 million to the users for "non-compliance with the gas quality standards set forth in the License and Resolution 113/94, under the terms of Chapter X of the License", for the period from January 1996 to March 1997. The Regulatory Authority's methods for determining the amount of the claim and the period covered were objected by the Company with the Secretariat of Energy.

Furthermore, on January 7, 1999, the Secretariat of Energy issued a preliminary technical ruling pursuant to which it interpreted that the requirements of ENARGAS apply to the period from September 1996 to March 1997. In accordance with the foregoing, the Company reimbursed approximately Ps. 1.2 million to the users, calculated in accordance with the methodology set forth in such preliminary ruling.

As of the date hereof, the issue of the final judgment by such entity is pending. As of June 30, 2001, the Company set up a provision of approximately Ps. 1.3 million to satisfy that claim.

The Company considers such amount to be sufficient to cover such claim.

f. Others

On August 8, 1998, the Ministry of Economy and Public Works and Services filed a claim for Ps. 0.7 million for differences in amounts collected on overdue invoices. Schedule XXI of the Share Transfer Agreement provides that Camuzzi Gas del Sur S.A. is responsible for collecting such amounts for Gas del Estado S.E.

Subsequently, the plaintiff appealed the termination of the action by lapse of time ordered by the judge. The judgment of the Court of Appeals confirmed the termination, thereby ending the proceeding.

On June 6, 2001, a new claim was filed against the Company, which claim was timely answered.

As of the date of these Financial Statements, the Company duly set up a provision of Ps. 0.2 million to satisfy the claim.

NOTE 14: FIVE-YEAR TARIFF REVIEW

On June 30, 1997, the *Ente Nacional Regulador del Gas* issued Resolution No. 467 whereby it approved the five-year tariff review and established new values for the K and X factors corresponding to each tariff subsector. Such values will be applicable during the 1998-2002 five-year period.

The incorporation of these two factors (with K representing the Investment factor and X representing the Efficiency factor) has been contemplated within the existing tariff scheme. Such factors will be added and subtracted respectively from the margin of distribution and, therefore, will affect the final tariff for the next five-year period.

During 1997, Camuzzi Gas del Sur S.A. submitted its proposed investments for the determination of the K factor, which, once reviewed by the ENARGAS, were approved at the end of October 1997 for the Buenos Aires Sur, Tierra del Fuego, and Santa Cruz subareas. Likewise, and due to the particularities of the area, it has been decided the creation of the Cordillerana subarea with a K factor related to support works in the respective pipeline.

ENARGAS defined an efficiency factor (X) of 4.6 % for Camuzzi Gas del Sur S.A. as from January 1, 1998, which considers the improvements to be achieved in that respect in the next five-year period, thus maintaining the fair and reasonable profitability set forth by the Gas Law.

NOTE 15: PRODUCER PRICE INDEX

The Natural Gas Network Transportation and Distribution Licensees entered into an agreement with ENARGAS, exceptionally extending just once the PPI (Producer Price Index) adjustment set forth as a tariff adjustment in section 41 of Law No. 24,076, section 41 of Decree 1738/92 and clause 9.4.1.1 of the Distribution License.

On July 17, 2000, the Company entered into a new agreement with the Argentine Government establishing:

- The methodology for passing on to the tariffs the consolidated debt at June 30, 2000 accrued as a consequence of the differences for the January - June, 2000 period (for the 3.78% increase in the PPI applicable to such period), plus interest, to be recovered as follows: (a) 30%, between July 1, 2000 and April 30, 2001 and (b) 70%, between October 1, 2000 and April 30, 2001.

- The creation of a PPI Stabilization Fund as from July 1, 2000 with the differences between the rates applied and the rates that should have been applied under the Regulatory Framework since July 2000.

On July 17, 2000, this agreement was ratified by the Argentine Executive Branch through Decree No. 669/00 .

On August 18, 2000, the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerk's Office No. 15, accepted the provisional remedy requested by the Official Counsel for the People Ombudsman under file "Official Counsel for the People versus Argentine State - Argentine Executive Branch - ME Decree 1738/92 and another concerning ordinary proceedings", and decided to suspend the application of Decree 669/00.

On August 30, 2000, ENARGAS notified the Company through Note No. 3480 that, in accordance with the judicial decision, the tariff to be applied as from July 1, 2000 shall recognize the tariff level in force prior to the suspension of the decree, that is to say, the tariff approved for May 2000, until a final judicial decision is issued.

On September 7, 2000, the Company's shareholders notified the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerks's Office No. 15, that, pursuant to the specific procedures for resolving disputes provided under section VII of the Treaty between the Argentine Republic and the United States on Mutual Investment Promotion and Protection, approved by Law 24,124 and section 8 of the Treaty between the Argentine Republic and Italy on Mutual Investment Promotion and Protection, approved by Law 24,122, which grant the foreign investors the power to submit the dispute to international arbitration before the International Center for Settling Differences Related to Investments (*CIADI*), which depends from the World Bank (which ranks above the law, according to section 75, subsection 22, of the Argentine Constitution), the Company found itself forced not to consent to the jurisdiction of the Argentine courts to hear cases on the matter.

On September 14, 2000, the Company sent a note to ENARGAS, notifying it of its decision to make amicable inquiries in accordance with the Treaties on Mutual Investment Promotion and Protection entered into by the Argentine Republic with the United States and Italy. Furthermore, the Company requested the revocation of Note No. 3480, on the grounds that it clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00, and consequently requested the application of the tariff schedules submitted to said Enforcement Authority on June 16, 2000.

On September 21, 2000, ENARGAS answered the note sent by the Company and stated that:

- ENARGAS does not agree with the Company's opinion that Note No. 3480 "clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00".

- In the opinion of ENARGAS, "significant controversies and uncertainty with respect to the scope of the provisional remedy" arise from the recitals and the resolution of the judicial proceedings.

- Notwithstanding the foregoing, ENARGAS noted that the Judge stated that the plaintiff had "requested as a provisional remedy an order not to apply increases in tariffs for the transportation and distribution of gas based on indexation grounds".

- Although the provisional remedy consisted of the suspension of the application of Decree 669/00 which referred to the adjustment of tariffs by the PPI, despite the above mentioned confusion and uncertainty, it would be improper to approve the tariff schedules submitted by the Company during June 2000, since they contained the challenged adjustment.

- ENARGAS had filed an appeal with the Argentine Court of Appeals with jurisdiction over Administrative Matters against such remedy.

Furthermore, the National Treasury Authority, representing ENARGAS and the Argentine Executive Branch, confirmed the validity of the PPI variation.

As of the date hereof, the provisional remedy is not final and the regulatory framework set forth in Law 24,076 and Decrees No. 1738/92 and No. 2255/92 (which include the "Basic Rules of the License" (BRL)) is in full force, and so the Company believes it is entitled to include the PPI in its tariff.

Further, pursuant to the provisions of item 9.8 of the BRL which contemplate that the "Freezing, administrations and/or controls of prices" are not applicable to the tariff regime, the Company considers that in the event the adjustment could not be passed through, the actual distribution of gas to clients continues to create the government obligation to reimburse such adjustment to the Company.

Based on the above-mentioned grounds, the Company has included the relevant net income in these Financial Statements by reclassifying receivables and liabilities in relation to the terms set forth in the Agreement approved by Decree No. 669, the following amounts have been accrued:

- A current receivable of Ps. 1,917,111, corresponding to the adjustment by PPI in the sales for the January 1, 2000 through June 30, 2000 period.

- A non-current receivable of Ps. 8,861,483 corresponding to the adjustment by PPI in the sales for the July 1, 2000 through June 30, 2001 period.

- A current debt of Ps. 303,113 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the January 1, 2000 through June 30, 2000 period.

- A non-current debt of Ps. 1,367,304 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the July 1, 2000 through June 30, 2001 period.

Camuzzi Gas del Sur S.A.

Fixed Assets

For the six-month periods ended June 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION: Accumulated as of beginning of year (Pesos)	DEPRECIATION: Of the period: Amount(1) (Pesos)	DEPRECIATION: Of the period: Transfers (Pesos)	DEPRECIATION: Of the period: Deductions (Pesos)	DEPRECIATION: Accumulated as of end of period (Pesos)	Net carrying value as of June 30, 2001 (Pesos)	Net carrying value as of June 30, 2000 (Pesos)
Land	1,698,577	–	–	–	1,698,577	–	–	–	–	–	1,698,577	1,712,877
Condominiums	4,170,600	–	–	–	4,170,600	210,007	42,575	–	–	252,582	3,918,018	4,003,005
Buildings	6,779,341	–	1,599,615	–	8,378,956	2,172,948	122,639	–	–	2,295,587	6,083,369	5,023,049
Facilities	8,750,980	17,485	–	–	8,768,465	1,980,116	156,144	–	–	2,136,260	6,632,205	6,878,292
Gas pipelines	78,448,572	–	–	–	78,448,572	23,602,660	920,958	–	–	24,523,618	53,924,954	53,453,461
Main and secondary pipelines	35,523,388	–	–	–	35,523,388	6,947,561	460,534	–	–	7,408,095	28,115,293	28,821,579
Distribution networks	140,653,276	1,753,964	77,307	–	142,484,547	28,923,176	2,153,531	–	–	31,076,707	111,407,840	105,788,641
Machinery and equipment	2,594,700	55,598	–	–	2,650,298	733,163	57,689	–	–	790,852	1,859,446	1,741,687
Pressure reduction stations	12,378,879	–	–	–	12,378,879	1,631,480	188,991	–	–	1,820,471	10,558,408	8,290,355
Processing equipment	9,208,487	–	(3,130,766)	–	6,077,721	2,420,378	126,830	(1,245,435)	–	1,301,773	4,775,948	6,353,871
Industrial plants	–	–	3,130,766	–	3,130,766	–	78,108	1,245,435	–	1,323,543	1,807,223	–
Vehicles	4,269,076	6,324	–	(35,959)	4,239,441	3,129,325	139,986	–	(35,959)	3,233,352	1,006,089	1,273,581
Furniture and office equipment	994,277	41,242	–	–	1,035,519	348,183	32,030	–	–	380,213	655,306	597,118
Gas meters	22,887,511	1,949	438,314	(41,491)	23,286,283	7,225,674	548,867	–	(18,696)	7,755,845	15,530,438	14,776,899
Gas cylinders	475,214	–	–	–	475,214	159,063	17,189	–	–	176,252	298,962	301,402
Works in progress	11,235,370	5,700,248	(1,541,526)	–	15,394,092	–	–	–	–	–	15,394,092	19,637,412
Computer equipment	1,745,185	22,940	–	–	1,768,125	1,180,069	123,583	–	–	1,303,652	464,473	660,425
Communications equipment	4,378,666	12,908	–	–	4,391,574	2,305,091	236,846	–	–	2,541,937	1,849,637	2,281,579
Material at warehouses	1,560,429	923,314	(438,314)	(562,907)	1,482,522	–	–	–	–	–	1,482,522	1,996,619
Advances to suppliers	1,241,070	233,577	(135,396)	–	1,339,251	–	–	–	–	–	1,339,251	1,042,781
Total as of June 30, 2001	348,993,598	8,769,549	–	(640,357)	357,122,790	82,968,894	5,406,500	–	(54,655)	88,320,739	268,802,051	–
Total as of June 30, 2000	333,239,879	9,578,561	–	(457,199)	342,361,241	72,539,371	5,187,237	–	–	77,726,608	–	264,634,633

Notes:

(1) The accounting allocation of depreciation charges for the period is described in Schedule H.
The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas del Sur S.A.

Intangible Assets

For the six-month periods ended June 30, 2001 and 2000

Schedule B

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	AMORTIZATION				Net carrying value as of June 30,	
					Accumulated as of beginning of year (Pesos)	Current period				
						Annual Rate %	Amount[1] (Pesos)	Accumulated as of end of period (Pesos)	2001 (Pesos)	2000 (Pesos)
Organizational and pre-operating expenses and expenses relating to the issuance of FRNs	2,659,282	--	--	2,659,282	2,432,510	20	117,396	2,549,906	109,376	344,462
Computer software expenses	1,010,063	27,353	--	1,037,416	191,656	20	78,732	270,388	767,028	313,301
Total as of June 30, 2001	3,669,345	27,353	--	3,696,698	2,624,166	--	196,128	2,820,294	876,404	--
Total as of June 30, 2000	3,196,942	12,631	(100,000)	3,109,573	2,307,454	--	144,356	2,451,810	--	657,763

Note:

(1) The accounting allocation of amortization charges for the period is described in Schedule H.

Camuzzi Gas del Sur S.A.

Investments

For the six-month periods ended June 30, 2001 and 2000

Schedule C

Issuer and securities	Number N.V.	Market Value	Value Recorded as of June 30, 2001 (Pesos)	Value Recorded as of June 30, 2000 (Pesos)
INVESTMENTS				
Investment funds				
Banco Río	3,500,000	1.000000	3,500,000	--
Banque Nationale de Paris	2,500,000	1.000000	2,500,000	--
ABN-Amro Bank	1,550,000	1.000000	1,550,000	--
Shares				
INDUPA S.A.I.C.	14,710	0.340000	5,002	10,812
TOTAL INVESTMENTS			7,555,002	10,812

Camuzzi Gas del Sur S.A.

Other Investments

Quarterly Balance Sheet as of June 30, 2001 and 2000

Schedule D

Principal account	Value Recorded as of June 30,	
	2001 *(Pesos)*	2000 *(Pesos)*
CURRENT INVESTMENTS		
Fixed-term deposits	--	5,551,279
Total	--	5,551,279

Camuzzi Gas del Sur S.A.

Allowances and Provisions

For the six-month periods ended June 30, 2001 and 2000

Schedule E

Item	Balances at beginning of year *(Pesos)*	Additions *(Pesos)*	Deductions *(Pesos)*	For the six-month periods ended June 30, 2001 *(Pesos)*	2000 *(Pesos)*
DEDUCTED FROM ASSETS					
Allowance for doubtful accounts .	7,909,460	(1) 194,673	--	8,104,133	7,127,786
DEDUCTED FROM LIABILITIES					
Lawsuits	4,024,820	(2) 354,952	600,000	3,779,772	4,186,981
Tax amnesty	--	(3) 11,430,000	10,925,803	504,197	--
Total	11,934,280	11,979,625	11,525,803	12,388,102	11,314,767

Notes:

(1) Charged to Selling Expenses in Schedule H.

(2) Charged to Administrative Expenses in Schedule H.

(3) Charged to Extraordinary income/(loss) (Note 4.1 and 13.b).

Camuzzi Gas del Sur S.A.

Cost of Sales

For the six-month periods ended June 30, 2001 and 2000

Schedule F

	For the six-month periods ended June 30,	
	2001 *(Pesos)*	2000 *(Pesos)*
Inventories at the beginning of the year		
Natural Gas	522,345	1,038,084
By-products	--	--
Plus:		
Purchases		
Gas purchases for customers	53,434,058	48,702,064
Gas purchases for processing	673,604	791,036
Gas transportation capacity purchases for customers	9,728,483	9,072,324
Gas transportation capacity purchases for processing	36,414	2,490
Expenses (according to Schedule H)		
Related to gas sales to customers	13,690,648	13,674,407
Related to gas processing	1,739,833	1,653,954
Less:		
Natural Gas (at the end of the period)	(928,730)	(810,082)
By-products (at the end of the period)	--	--
Cost of sales	78,896,655	74,124,277

Camuzzi Gas del Sur S.A.

Foreign Currency Assets and Liabilities

Quarterly Balance Sheet as of June 30, 2001 and 2000

Schedule G

	Type and amount of foreign currency		Current exchange rate	Amount in Argentine currency as of June 30,	
				2001 (Pesos)	2000 (Pesos)
CURRENT ASSETS					
Cash and banks	U.S.$	133,088	1.0000	133,088	133,268
Total current assets	U.S.$	133,088	--	133,088	133,268
Total assets	U.S.$	133,088	--	133,088	133,268
CURRENT LIABILITIES					
Suppliers	U.S.$	782,750	1.0000	782,750	751,365
Loans:					
Banco Río	U.S.$	10,004,318	1.0000	10,004,318	--
Banco ITAU Buen Ayre	U.S.$	5,001,199	1.0000	5,001,199	--
Scotiabank	U.S.$	6,001,397	1.0000	6,001,397	--
Banco General de Negocios	U.S.$	7,453,674	1.0000	7,453,674	--
Banca Nazionale del Lavoro	U.S.$	9,256,832	1.0000	9,256,832	--
Banco Sudameris	U.S.$	4,004,932	1.0000	4,004,932	--
Banque Nationale de Paris	U.S.$	7,805,129	1.0000	7,805,129	--
Bank of Tokio	U.S.$	4,710,141	1.0000	4,710,141	--
Banco Supervielle	U.S.$	4,026,354	1.0000	4,026,354	--
Banco Galicia	U.S.$	--	1.0000	--	1,100,228
Bank Boston	U.S.$	11,982,558	1.0000	11,982,558	--
Bank Boston - Letter of credit	U.S.$	524,892	1.0000	524,892	526,469
Notes - Principal	U.S.$	50,557,000	1.0000	50,557,000	--
Notes - Interest	U.S.$	207,846	1.0000	207,846	207,845
Total current liabilities		122,319,022	--	122,319,022	2,585,907
NON-CURRENT LIABILITIES					
Notes - Principal	U.S.$	--	--	--	50,557,000
Total non-current liabilities		--	--	--	50,557,000
Total liabilities		122,319,022	--	122,319,022	53,142,907

Camuzzi Gas del Sur S.A.

Information required under Art. 64, clause (b) of Law 19,550

For the six-month periods ended June 30, 2001 and 2000

Schedule H

Item	Fixed assets expenses (Pesos)	Operating expenses		General and administrative expenses (Pesos)	Selling expenses (Pesos)	Financial expenses (Pesos)	For the six-month period ended June 30,	
		Gas sales (Pesos)	By-products (Pesos)				2001 (Pesos)	2000 (Pesos)
Salaries and other benefits	175,320	3,289,891	446,329	1,707,629	1,618,424	--	7,062,273	7,589,259
Social security payable	--	957,939	131,683	455,777	464,582	--	2,009,981	1,920,714
Directors and Syndics fees	--	--	--	57,000	--	--	57,000	142,500
Fees for professional services	--	--	11,626	1,408,975	--	--	1,420,601	647,691
Technical operator advice fees	--	1,008,326	--	--	--	--	1,008,326	1,582,154
Sundry materials	--	667,768	61,238	--	--	--	729,006	509,366
Third party services and supplies	--	937,708	98,097	114,851	598,551	--	1,749,207	1,549,826
Postage and telecommunications expenses	--	185,867	15,493	240,501	69,604	--	511,465	551,203
Leases	--	118,329	4,493	56,729	44,313	--	223,864	213,325
Transportation and freight	--	34,193	1,425	16,393	12,805	--	64,816	62,303
Easements	--	172,865	--	--	--	--	172,865	153,650
Office supplies	--	68,921	2,783	33,042	25,811	--	130,557	136,978
Travel and hotels	--	194,487	29,021	50,391	72,834	--	346,733	342,536
Insurance premiums	--	68,678	5,638	35,428	27,674	--	137,418	124,085
Fixed assets maintenance and repair	--	614,420	16,366	71,990	56,234	--	759,010	296,424
Amortization of fixed assets	--	4,989,861	95,298	180,414	140,927	--	5,406,500	5,187,237
Amortization of intangible assets	--	--	--	196,128	--	--	196,128	144,356
Taxes, rates and contributions	--	237,533	676	981,060	88,393	--	1,307,662	975,266
Advertising	--	--	--	--	62,512	--	62,512	65,397
Allowance for doubtful accounts	--	--	--	--	194,673	--	194,673	411,484
Banking expenses and fees	--	--	--	206,980	--	--	206,980	164,394
Financial operations interest	726,853	--	--	--	--	3,058,676	3,058,676	1,763,748
Exchange differences	--	--	--	--	--	7,921	7,921	2,229
Other interest	--	--	--	--	--	346,984	346,984	397,567
Miscellaneous expenses	--	143,862	28,627	511,837	53,876	--	738,202	582,126
Liquid processing	--	--	791,040	--	--	--	791,040	789,760
Total as of June 30, 2001	902,173	13,690,648	1,739,833	6,325,125	3,531,213	3,413,581	28,700,400	--
Total as of June 30, 2000	680,350	13,674,407	1,653,954	5,097,362	3,716,311	2,163,544	--	26,305,578

Camuzzi Gas del Sur S.A.

Business Highlights

For the six-month periods ended June 30, 2001 and 2000

COMMENTS ON THE ACTIVITIES FOR THE PERIOD

Gross gas sales for the period increased to Ps. 172.0 million. Sales are broken down as follows: Industries (13%), Residential Users (64%), Commercial Users (18%), Transportation services to Industries (3%), and Others (2%).

Gas deliveries during the period accounted for 1,126.8 million m^3 representing an average daily volume of deliveries of 6.23 million m^3. Additionally, 182.7 million m^3 of gas were transported to Industries. 65% of the firm transportation capacity contracted was used.

Costs of gas and transportation totalled Ps. 54.1 million and Ps. 9.8 million, respectively, during the period.

Moreover, no expenses associated with contingencies were incurred as a result of contractual obligations (T.O.P. "Take or Pay") for gas purchases. Operations were further made in the gas purchase Spot market (ENARGAS Decree No. 1020).

With respect to gas deliveries, no expenses were incurred as a result of contingencies for operations during the period. The levels of deliveries and use of transportation capacity was strong taking into account the season corresponding to the period.

During the period, 9,326 new customers were connected to the network reaching 418,558 total customers at June 30, 2001. The number of customers increased by 2.2% without taking into account disconnections for lack of payment.

The repair of the Filo Morado-Chos Malal (Province of Neuquén) pipeline in the area affected by floods was finished, restoring the safety conditions applicable to such area.

The construction works of the Neuquén-Plottier and Godoy-Chichinales pipelines which will allow to remove a significant part of the old Senillosa-Chelforó pipeline are in an advanced stage.

Refurbishing works on some tranches of the San Sebastián-Ushuaia pipeline have been commenced. As of the date hereof, these works have been interrupted as a result of the winter season. These works are expected to be completed by the end of the year.

The feeding branch to San Antonio Oeste is being constructed.

Works in the Pressure-Regulating Plants and in the Cathodic Protection facilities were commenced in order to adapt them to meet the gas quality standards established by ENARGAS resolution No. 1192/99.

The Company is continuing its program to detect network leaks in accordance with current safety standards and as conducted in previous periods, achieving significant improvements in the respective measurement ratios.

The reconditioning works of the control system in the LPG Plants of Gobernador Costa, General San Martín, Camarones and Río Senguer have been commenced.

The implementation of ISO 14000 quality standards was started with the approval of management.

Surprise emergency tests were satisfactorily conducted as scheduled. CGS staff took part in such tests as supervisor, and successfully evaluated the results thereof.

The Company completed the prevention campaigns program addressed to the community in connection with safety and environmental protection. Such campaigns were conducted through the media and at primary schools for more than 9,000 students in the licensed area.

Accident Investigation and Odorization control proceedings were reviewed.

The economy of the country continues to be affected by the high volatility of the financial markets. Although the Argentine government was able to modify the maturities of the public debt in the short and medium-term by a voluntary exchange of debt (a record in terms of the amounts involved), Argentine asset values still experience strong decreases. As of June 30, the Stock Exchange (measured by the Merval index) has suffered an accumulated 25% decline as compared to January high. In turn, the implicit premium in the yield of sovereign bonds remains above 10%. Consequently, a significant decrease in access to credit and an increase of uncertainty were recorded.

During the period, the Company sought to optimize the use of its cash flow in order to maintain an adequate availability of funds necessary to meet its working capital needs and to proceed with its investment plan.

Financial investments during the period totalled Ps. 119.9 million, with an average term of 1.5 day and an average rate of 8.57%.

Aggregate accumulated borrowings during the period totalled Ps. 896.0 million, with an average term of 7 days and rate of 8.89%.

The Company invested Ps. 8.8 million in Fixed Assets during the period.

COMPARATIVE ASSET AND LIABILITY STRUCTURE

	As of June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Current assets	127,174,402	102,352,949	86,678,621	82,732,231	90,297,149
Non-current assets	281,267,932	272,663,792	261,898,186	254,200,923	245,391,388
Total	408,442,334	375,016,741	348,576,807	336,933,154	335,688,537
Current liabilities	168,628,188	54,613,551	54,941,640	42,494,432	43,303,505
Non-current liabilities	13,815,127	66,559,177	67,013,922	59,451,802	55,527,057
Subtotal	182,443,315	121,172,728	121,955,562	101,946,234	98,830,562
Shareholders' Equity	225,999,019	253,844,013	226,621,245	234,986,920	236,857,975
Total	408,442,334	375,016,741	348,576,807	336,933,154	335,688,537

COMPARATIVE PROFIT AND LOSS STRUCTURE

	For the six-month periods ended June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Operating profit	19,854,266	20,265,071	20,138,963	15,988,270	13,916,659
Other income and (expenses), net	663,045	443,426	309,278	(413,447)	253,286
Financial and holding (loss)/gain, net	(2,092,306)	(1,277,528)	(1,711,839)	(1,669,589)	(1,023,690)
Income tax	(5,437,168)	(5,393,529)	(7,198,112)	(6,433,657)	(2,620,763)
Ordinary income	12,987,837	14,037,440	11,538,290	7,471,577	10,525,492
Extraordinary income	(11,430,000)	--	--	--	--
Net income/(loss) for the period	1,557,837	14,037,440	11,538,290	7,471,577	10,525,492

FINANCIAL RATIOS

	As of June 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Liquidity ratio	0.75	1.87	1.58	1.95	2.09
Indebtedness ratio	0.81	0.48	0.54	0.43	0.42

STATISTICAL DATA

	For the six-month periods ended June 30,				
	2001	2000	1999	1998	1997
			(cubic meters, in thousands)		
Volume of natural gas available for sale[1]	1,126,759	1,146,798	1,305,431	1,048,978	1,071,218
Sales volume of natural gas[1]	1,125,073	1,125,431	1,289,028	1,039,777	1,036,937
Sales volume of propane gas injected through the network	15,124	13,058	11,554	10,962	11,619

[1] Not including the volume of transportation to industries.

OUTLOOK FOR THE REMAINDER OF THE 2001 FISCAL YEAR

The Company's plan of operations for the year 2001 has been prepared assuming that the client base will increase approximately 3% as compared to the same period of the previous fiscal year.

The plan focused on the efficiency of the supply operations (gas and transportation) will continue to be implemented, as well as the optimization of the allocation of resources and investments.

Michael Morgan
President

Liabilities not yet due

	Pesos
Up to 3 months	98,438,157
Up to 6 months	51,284,461
Up to 9 months	7,000,000
Up to 1 year	3,331,536
From 1 to 2 years	--
	160,054,154

4. Receivables

	In local currency		In foreign currency	
	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*	Bearing interest *Pesos*
Current receivables	103,224,714	11,942,792	--	--
Non-current receivables	2,139,413	9,450,064	--	--
Total	105,364,127	21,392,856	--	--

Pursuant to the Service Regulations, if a customer fails to pay any service invoice at maturity, interest will accrue on the unpaid portion at a rate equal to 150% of the interest rate for 30-day local currency deposits charged by *Banco de la Nación Argentina* from the date they become due and until payment is actually made.

Liabilities

	In local currency		In foreign currency		In kind
	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*
Current liabilities	44,038,544	303,113	1,192,405	121,126,615	1,967,511
Non-current liabilities	1,000	1,367,304	--	--	12,446,823
Total	44,039,544	1,670,417	1,192,405	121,126,615	14,414,334

5. Not applicable.

6. None.

7. The amount included in the Inventories caption corresponds to Natural Gas; due to its little significance and high turnover, the physical stocktaking of inventories is not considered meaningful.

8. Note 3 to the Financial Statements describes the criteria used for the appraisal.

9. None.

10. None.

11. None.

12. See Notes 3.e, 3.f, and 3.g to the Financial Statements.

13.

Item	Insured Amounts (Pesos)	Risk covered	Accounting Value (Pesos)
Buildings, condominiums and furniture and office equipment	12,579,481	Full coverage	12,463,916
Subtotal	12,579,481		12,463,916
Facilities	2,112,131	Full coverage	6,632,205
Pressure reduction stations	15,455,500	Full coverage	10,558,408
Processing equipment	31,378,535	Full coverage	4,775,948
Computer and communications equipment	1,100,000	Full coverage	2,314,110
Vehicles	132,000	Theft, fire and destruction	1,006,089
Total insured	62,757,647		37,750,676

14. None.

15. See Note 13 to the Financial Statements.

16. Not applicable.

17. None.

18. None.

Buenos Aires, July 25, 2001

Michael Morgan
President

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

(Free translation of the limited review report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

To the Chairman of the Board and Directors of
Camuzzi Gas del Sur S.A.

In our condition of independent public accountants, we report on the limited review we performed of the financial statements of Camuzzi Gas del Sur S.A., detailed in point 1. below. The preparation and issuance of these financial statements are the responsibility of the Company's direction, in the exercise of its exclusive functions. Our responsibility is to issue a report on such financial statements, based on our review examination with the scope mentioned in point 2. below.

1. INTERIM FINANCIAL STATEMENTS SUBJECT TO THE LIMITED REVIEW

We have examined the quarterly balance sheet of Camuzzi Gas del Sur S.A. as of June 30, 2001 as well as the related statement of income, changes in shareholders' equity and cash flows for the six-month period then ended, together with the corresponding notes 1 through 15 and schedules A, B, C, D, E, F, G and H, the business highlights and the additional information called for by article 68 of the Buenos Aires Stock Exchange regulations.

We have audited the financial statements as of June 30, 2000, which are included for comparative purposes, and about which we have issued an unqualified audit report on July 27, 2000.

2. SCOPE OF THE AUDIT WORK

Our examination was limited to applying the procedures laid down by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of interim financial statements and, therefore, did not include all the auditing procedures necessary for issuing an opinion on the net worth and financial position, results of operations, changes in shareholders' equity and cash flows of the Company.

PRICEWATERHOUSECOOPERS

3. **LIMITED REVIEW REPORT**

In view to the limitations mentioned in point 2., we are not in a position to issue an opinion on the fairness with which the financial statements mentioned in point 1. present the net worth and financial position of the Company as of June 30, 2001, or the results of its operation, changes in shareholders' equity and cash flows for the six-month period then ended.

4. **SPECIAL INFORMATION CALLED FOR BY EXISTING REGULATIONS**

As called for by regulations in force, we report that:

4.1. The financial statements mentioned in point 1. have been recorded in the "Inventory and Balances" book and stem from rubricated accounting records kept in all formal respects in accordance with legal rules. The entries on those accounting records are in line with the auxiliary records and other supporting documentation.

4.2. The financial statements mentioned in point 1. have been prepared in accordance with Laws No. 19,550 and 22,903 in force in Argentina, and Resolution No.368/01 of the National Securities Commission.

4.3. We have read the business highlights as well as the additional information called for by article 68 of the Buenos Aires Stock Exchange regulations, and have no comments to make regarding them concerning matters within our field of competence.

PRICEWATERHOUSECOOPERS

4.4. As of June 30, 2001, the liabilities accrued in respect of employer contributions and employee withholdings towards the National Pension and Survivors' Benefit Fund, amounted, according to the accounting records and settlements made by the Company, to $ 198,819, which were not yet due at that date.

Buenos Aires, July 25, 2001

Harteneck, López y Cía.

(Partner)

Ignacio Abel González García

Public Accountant (U.B.A.)
C.P.C.E. CAP. FED. To. 42 Fo. 246
Professional Registration of the Firm
C.P.C.E. CAP. FED. To. 1 Fo. 77

TRANSLATION

CAMUZZI GAS DEL SUR

July 27, 2001

To the
Bolsa de Comercio de Buenos Aires

I address the *Comisión Nacional de Valores* (Argentine Securities and Exchange Commission, the "CNV"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements for the six-month periods commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000 including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 59 of the Supervisory Committee's Meeting held on July 25, 2001, by means of which the above-mentioned accounting documents are approved. Three single copies of such document are also attached; and

(iii) a copy duly signed in original of Minutes No. 153 of the Board of Directors' Meeting held on July 25, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER76.CGS; November 6, 2001

9

BA
Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES   N° 052049

Se ha recibido de CAMUZZI GAS PAMPEANA SA.

la siguiente documentación Balance trimestral al 30/6/01
1) Doc. Art 33 (U) Inversiones A.C. 30/6/01

Observaciones

Buenos Aires, 27/7/01 a las 15.35 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO

BOLSA DE COMERCIO DE BUENOS AIRES


Camuzzi
Gas Pampeana

Buenos Aires, 27 de julio de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Estados Contables al 30/06/01 de la sociedad controlada IV Invergas S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada IV Invergas S.A. correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional. Se adjuntan asimismo tres copias simples de la referida documentación.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 11 del 25 de julio de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia debidamente suscripta en original del acta de Directorio N° 22 de fecha 25 de julio de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE SEIS MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE JUNIO DE 2001 Y 2000



I.V. Invergas S.A.



I. V. Invergas S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período de seis meses iniciado el 1° de enero de 2001 y finalizado el 30 de junio de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: I.V. Invergas S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Inversión	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: *23 de diciembre de 1998*
	De las modificaciones (última): *30 de enero de 2001*
No. de inscripción en la Inspección General de Justicia: 15.970	
Fecha de vencimiento del Estatuto o Contrato Social: 23 de diciembre de 2097	

Denominación de la sociedad controlante: Camuzzi Gas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal
Actividad principal: Prestación del servicio público de distribución de gas natural
Participación en el patrimonio y en los votos: 99,999972%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
3.512.000	Ordinarias Escriturales	1	3.512.000	3.512.000

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	7.997	978.497
Inversiones	38.811	-
Créditos por Ventas (Nota 3.b)	226.666	433.517
Otros Créditos (Nota 3.c)	449.888	325.052
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	723.362	1.823.466
ACTIVO NO CORRIENTE		
Otros Créditos (Nota 3.c)	4.419.304	3.490.351
Bienes de Uso (Anexo "A")	108.696	92.739
Activos Intangibles	253.324	296.843
Otros Activos (Nota 3.d)	3.692.260	2.531.880
Total del activo no corriente	8.473.584	6.411.813
TOTAL DEL ACTIVO	9.196.946	8.235.279

	30.06.01 $	30.06.00 $
PASIVO		
PASIVO CORRIENTE		
Cuentas por Pagar (Nota 3.e)	59.479	562 708
Préstamos (Nota 3.f)	148.156	-
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 4)	1.587.811	168.091
Deudas Fiscales (Nota 3.g)	483.615	568 519
Otros Pasivos (Nota 3.h)	170.728	234.337
Previsiones	82.859	48.507
Total del pasivo corriente	2.532.648	1.582.162
TOTAL DEL PASIVO	2.532.648	1.582.162
Participación de terceros en Sociedades Controladas	1	1
PATRIMONIO NETO	6.664.297	6.653.116
TOTAL DEL PASIVO Y PATRIMONIO NETO	9.196.946	8.235.279

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CÍA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
Ventas Netas (Nota 3.i)	312.283	204.573
Costo de Ventas (Anexo "F")	(273.346)	(284.193)
Ganancia / (Pérdida) Bruta	38.937	(79.620)
Gastos de Comercialización	(286.173)	(68.649)
Gastos de Administración	(204.082)	(186.460)
(Pérdida) Operativa	(451.318)	(334.729)
Otros Ingresos y Egresos (Nota 3.j)	447.253	-
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	200.586	311.385
Generados por Pasivos	(52.764)	(1.302)
Impuesto a las Ganancias	-	(46.254)
Participación de terceros en Sociedades Controladas	1	1
Ganancia / (Pérdida) del Período	143.758	(70.899)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C. F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de seis meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	53.123	2.918.821
(Disminución) de los fondos	(6.315)	(1.940.324)
Fondos al cierre del período	46.808	978.497
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	143.758	(70.899)
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	11.996	10.502
-Amortización de Activos Intangibles	62.290	61.235
-Valor Residual de Bajas de Bienes de Uso	7.895	3.473
-Compras devengadas no pagadas	7.903	116.657
-Aumento de Otros Activos	472.694	-
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	358.818	103.678
-Aumento Previsión para Deudores Incobrables	240.464	55.904
-Provisión Impuesto a los Ingresos Brutos	12.845	27.185
-Aumento de Otros Pasivos	-	12.163
	1.174.905	390.797
Menos: partidas que no representan orígenes de fondos		
-Aumento de Otros Créditos	(961.005)	(5)
-Disminución Previsión para Deudores Incobrables	(47.491)	-
-Intereses Devengados y no Cobrados	(320.980)	(238.440)
-Ventas Devengadas y no Cobradas	(274.947)	(356.269)
-Disminución de Otros Pasivos	(2.006)	(5.600)
	(1.606.429)	(598.314)
Participación de terceros en Sociedades Controladas	(1)	(1)
Fondos (Aplicados) a las Operaciones	(287.767)	(278.417)
Otras Aplicaciones de Fondos		
-Disminución de Otros Pasivos	(7.138)	(146.918)
-Disminución Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	(270.086)
-Disminución de Deudas Fiscales	4.243	(327.466)
-Adquisición de Bienes de Uso	(33.119)	(65.393)
-Altas de Activos Intangibles	(46.760)	(91.869)
-Aumento de Otros Activos	(223.797)	(860.852)
-Disminución de Cuentas por Pagar	(569.667)	(286.724)
Total Otras Aplicaciones de Fondos	(876.238)	(2.049.308)
Total Aplicaciones de Fondos - Transporte	(1.164.005)	(2.327.725)

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos (Continuación)

	30.06.01 $	30.06.00 $
Total Aplicaciones de Fondos - *Transporte*	(1.164.005)	(2.327.725)
<u>Orígenes de Fondos</u>		
-Disminución Créditos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	104.544	29.905
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	240.000	-
-Aumento Préstamos Financieros	148.156	-
-Disminución de Otros Créditos	312.597	62.517
-Disminución de Créditos por Ventas	352.393	294.979
Total Orígenes de Fondos	1.157.690	387.401
(Disminución) de los fondos	(6.315)	(1.940.324)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. Tº 1 Fº 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 12 - Folio 716
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los estados contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de junio de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los ejercicios finalizados en dichas fechas, con los estados contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Las partidas no monetarias incluidas en los Estados Contables al 30 de junio de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Se han utilizado los Estados Contables de la sociedad controlada Distribuidora Gesell Gas S.A. al 30 de junio de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por I.V. Invergas S.A. para la elaboración de sus Estados Contables.

Adicionalmente, los criterios de valuación de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la controlante, son los siguientes:

a) Otros Créditos

- Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria, se financian con la contribución de mejoras, aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la ciudad de Villa Gesell.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación se documenta a través de certificados de deuda, los cuales son emitidos por la subdistribuidora y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los créditos por contribución de mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

- Corrientes:

Al 30 de junio de 2000 corresponde a la Planta de almacenamiento y vaporización de GLP que fuera desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

- No Corrientes:

Corresponden a la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 5). Asimismo, se incluyen los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver Nota 2.a)

c) Bienes de Uso

Los Bienes de Uso incorporados hasta el 31 de agosto de 1995 han sido reexpresados a dicha fecha, mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netos de depreciaciones acumuladas.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las depreciaciones se calculan siguiendo el método de la línea recta, cuya alícuota se determina en base a la vida útil asignada a los bienes.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en un período de tres años computados sobre base mensual.

e) Impuesto a la Ganancia Mínima Presunta

De acuerdo a lo establecido por la Ley N° 25.063 se estableció el impuesto a la ganancia mínima presunta por el término de diez ejercicios anuales. Este impuesto es complementario del impuesto a las ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta grava el 1% de la renta potencial de ciertos activos, siendo la obligación fiscal de la sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del impuesto a las ganancias a ser determinado dentro de los próximos diez períodos fiscales.

f) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

g) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: COMPOSICION DE LOS RUBROS

Balance General

a) Caja y Bancos	30.06.01 $	30.06.00 $
Caja y Fondo Fijo	7.997	2.500
Bancos	-	975.997
Total	7.997	978.497

b) Créditos por Ventas	30.06.01 $	30.06.00 $
Deudores por Ventas	195.814	388.058
Créditos a Recuperar de Usuarios – Producer Price Index	43.661	-
Consumos de Gas no Facturados	57.364	116.640
Subtotal	296.839	504.698
Menos: Previsión Deudores Incobrables	(70.173)	(71.181)
Total	226.666	433.517

c) Otros Créditos - Corrientes:	30.06.01 $	30.06.00 $
Créditos por Contribución de Mejoras (Nota 2.a)	369.866	286.752
Anticipo del Impuesto a las Ganancias (Nota 6)	9.682	19.889
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias (Nota 6)	172.358	50.159
Diversos	25.588	72.661
Subtotal	577.494	429.461
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(127.606)	(104.409)
Total - Transporte	449.888	325.052

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: (Continuación)

	30.06.01 $	30.06.00 $
Total Otros Créditos Corrientes - Transporte	449.888	325.052
- No Corrientes:		
Créditos por Contribución de Mejoras (Nota 2.a)	5.888.606	4.650.002
Depósitos en Garantía	2.850	2.850
Subtotal	5.891.456	4.652.852
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.472.152)	(1.162.501)
Total	4.419.304	3.490.351
Total Otros Créditos	4.869.192	3.815.403

d) Otros Activos

	30.06.01 $	30.06.00 $
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y Nota 5)	3.692.260	2.531.880
Total	3.692.260	2.531.880
Total Otros Activos	3.692.260	2.618.280

e) Cuentas por pagar

	30.06.01 $	30.06.00 $
Proveedores	43.333	562.708
Deuda a pagar - Producer Price Index	16.146	-
Total	59.479	562.708

f) Préstamos

	30.06.01 $	30.06.00 $
Adelantos en Cuenta Corriente	148.156	-
Total	148.156	-

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martin Blaquier
Presidente

NOTA 3: (Continuación)

g) Deudas Fiscales	30.06.01 $	30.06.00 $
Impuesto al Valor Agregado	408.676	458.062
Provisión Impuesto sobre los Ingresos Brutos	12.845	27.185
Provisión Impuesto a la Ganancia Mínima Presunta	57.387	50.159
Impuestos Provinciales y Municipales	4.707	3.685
Provisión Impuesto a las Ganancias	-	29.428
Total	483.615	568.519

h) Otros Pasivos		
Consumidores por Déposito en Garantía	1.150	2.481
Otras Cuentas por Pagar	169.578	231.856
Total	170.728	234.337

Estado de Resultados

i) Ventas Netas		
Ventas de Gas	325.901	217.401
Ventas de Otros Conceptos	19.875	8.255
Impuestos Directos sobre Ventas	(33.493)	(21.083)
Total	312.283	204.573

j) Otros Ingresos y Egresos		
Otros Ingresos		
Resultado por Contribución de Mejoras	868.132	-
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	4.412	-
Total	920.035	-
Otros Egresos		
Costo por Construcción de Red	(472.694)	-
Diversos	(88)	-
Total	(472.782)	-
Total Otros Ingresos y Egresos - Ganancia	447.253	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: (Continuación)

k) Resultados Financieros y por Tenencia	30.06.01 $	30.06.00 $
Generados por Activos		
Intereses	199.325	286.555
Renta de Títulos y Acciones	-	24.198
Diversos	1.261	632
Total	200.586	311.385
Generados por Pasivos		
Intereses Financieros	(52.261)	(1.302)
Diversos	(503)	-
Total	(52.764)	(1.302)
Resultados Financieros Netos - Ganancia	147.822	310.083

NOTA 4: OPERACIONES CON SOCIEDADES ART. 33 LEY N° 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia / (Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas Pampeana S.A.		
-Compra de gas natural	(163.651)	(156.682)
-Servicios administrativos y de personal	(144.476)	(118.227)
-Reintegro gastos de administración	(6669)	(28.111)
-Diversos	(50.735)	(544)

Otras Operaciones

Camuzzi Gas Pampeana S.A.		
-Adquisición de materiales de almacén	(28.094)	(14.750)
-Servicios administrativos y de personal	-	(19.377)
-Reintegro gastos de administración	-	(74.884)
-Préstamos recibidos	(490.000)	-

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 4: (Continuación)

	30.06.01 $	30.06.00 $
Camuzzi Gas del Sur S.A.		
-Servicios administrativos y de personal	-	(2.718)
Deudas		
- Camuzzi Gas Pampeana S.A.	1.587.811	168.091
Total	1.587.811	168.091

NOTA 5: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de junio de 2001. (Ver Nota 2.a).

Asimismo, se incluyen $ 126.798 en Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b).

NOTA 6: IMPUESTO A LAS GANANCIAS Y GANANCIA MINIMA PRESUNTA DE LA SOCIEDAD CONTROLADA

Al 30 de junio de 2001, la Sociedad Controlada como contribuyente del Impuesto a las Ganancias ha generado un quebranto impositivo de aproximadamente $ 79.000 que podrá ser compensado con futuras utilidades impositivas.

Tal como se menciona en Nota 2.e, Distribuidora Gesell Gas S.A., debe pagar el Impuesto a la Ganancia Mínima Presunta.

Dicho pago puede ser computado como pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez periodos fiscales.

En virtud de las proyecciones efectuadas por la Sociedad Controlada, la Gerencia estima la absorción del quebranto impositivo. En consecuencia, el importe a pagar correspondiente al impuesto a la ganancia mínima presunta ha sido reconocido como un crédito.

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 7: CAPITALIZACION DE APORTES IRREVOCABLES DE LA SOCIEDAD CONTROLADA

Con fecha 2 de noviembre de 1999 la Sociedad Controlada recibió $ 3.500.000 de I.V. Invergas S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	DEPRECIACIONES: Acumuladas al comienzo del ejercicio $	DEPRECIACIONES: Del período – Monto $	DEPRECIACIONES: Acumuladas al cierre del período $	Neto Resultante al 30.06.01 $	Neto Resultante al 30.06.00 $
Instalaciones	410	-	-	-	410	82	20	102	308	349
Maquinarias y Equipos	11.081	2.940	-	-	14.021	1.277	701	1.978	12.043	6.588
Rodados	47.169	-	-	-	47.169	15.166	4.717	19.883	27.286	36.720
Muebles y Útiles	3.259	-	-	-	3.259	652	163	815	2.444	2.770
Medidores para Gas	19.189	-	21.713	-	40.902	816	818	1.634	39.268	9.458
Equipos de Computación	13.914	-	-	-	13.914	9.276	2.319	11.595	2.319	6.957
Equipos de Comunicación	1.070	-	-	-	1.070	428	107	535	535	749
Mejoras sobre inmuebles de terceros	30.460	-	-	-	30.460	5.777	3.151	8.928	21.532	27.834
Materiales en Almacenes	2.390	30.179	(21.713)	(7.895)	2.961	-	-	-	2.961	1.314
TOTAL AL 30.06.01	128.942	33.119	-	(7.895)	154.166	33.474	11.996	45.470	108.696	-
TOTAL AL 30.06.00	51.918	65.964	-	(3.473)	114.409	11.168	10.502	21.670	-	92.739

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ CIA.
Reg. De Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
Costo de Ventas Consolidado

ANEXO "F"

	30.06.01 $	30.06.00 $
Existencia al inicio del ejercicio	-	-
Más:		
Compras de gas	172.805	169.262
Gastos Operativos	100.541	114.931
Menos:		
Existencia al cierre del período	-	-
COSTO DE VENTAS	273.346	284.193

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $		30.06.01 $	30.06.00 $
ACTIVO			PASIVO		
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	5.497	-	Cuentas por Pagar (Nota 3.c)	3.589	7.019
Inversiones (Anexo "D")	38.811	-	Deudas Sociedades Art. 33 Ley 19.550 (Nota 5)	9.935	7.766
Otros Créditos (Nota 3.b)	12.479	72.004	Otros Pasivos (Nota 3.d)	12.698	10.092
Total del activo corriente	56.787	72.004	Total del pasivo corriente	26.222	24.877
ACTIVO NO CORRIENTE					
Inversiones (Anexo "C")	6.633.732	6.605.989			
Total del activo no corriente	6.633.732	6.605.989			
			TOTAL DEL PASIVO	26.222	24.877
			PATRIMONIO NETO (Según estado respectivo)	6.664.297	6.653.116
TOTAL DEL ACTIVO	6.690.519	6.677.993	TOTAL DEL PASIVO Y PATRIMONIO NETO	6.690.519	6.677.993

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Resultados
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

	30.06.01 $	30.06.00 $
Resultado por Participación en Sociedades Controladas - Ganancia / (Pérdida)	148.171	(54.151)
Gastos de Administración (Anexo "H")	(8.176)	(16.748)
Otros Ingresos (Nota 3.e)	2.206	-
Resultados Financieros y por Tenencia (Nota 3.f) Generados por Activos	1.557	-
Ganancia / (Pérdida) del Período	**143.758**	**(70.899)**

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.

(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Alfonso de Laferrere
por Comisión Fiscalizadora

Martín Blaquier
Presidente

I.V. Invergas S.A.

Estado de Evolución del Patrimonio Neto

Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

(Notas 1 y 2)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS		
	Capital Social (Notas 6 y 9) $	Aportes Irrevocables (Nota 9) $	Total $	Reserva Legal $	Resultados no Asignados $	Total del Patrimonio Neto $
Saldos al 01.01.00	12.000	5.335.000	5.347.000	-	1.377.015	6.724.015
Resolución de la Asamblea General Ordinaria y Extraordinaria de Accionistas del 07.04.00:						
- Reserva Legal	-	-	-	3.498	(3.498)	-
- Capitalización de Aportes Irrevocables	3.500.000	(3.500.000)	-	-	-	-
Resultado del período de seis meses - (Pérdida)	-	-	-	-	(70.899)	(70.899)
Saldos al 30.06.00	3.512.000	1.835.000	5.347.000	3.498	1.302.618	6.653.116
Resultado del período complementario de seis meses - (Pérdida)	-	-	-	-	(132.577)	(132.577)
Saldos al 01.01.01	3.512.000	1.835.000	5.347.000	3.498	1.170.041	6.520.539
Resultado del período de seis meses - Ganancia	-	-	-	-	143.758	143.758
Saldos al 30.06.01	3.512.000	1.835.000	5.347.000	3.498	1.313.799	6.664.297

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 17 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver Informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.06.01 $	30.06.00 $
Fondos al inicio del ejercicio	50.410	-
(Disminución) de los fondos	(6.102)	-
Fondos al cierre del período	44.308	-
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	143.758	(70.899)
Más: partidas que no representan erogación de fondos		
-Resultado por participación Sociedades Controladas	-	54.151
-Deudas Soc. Art. 33 Ley 19.550 y Soc. relacionadas	945	1.954
-Compras Devengadas y no Pagadas	-	4.707
-Aumento de Otros Pasivos	-	10.092
	945	70.904
Menos: partidas que no representan orígenes de fondos		
-Aumento de Otros Créditos	(421)	(5)
-Disminución de Otros Pasivos	(2.006)	-
-Resultado por participación Sociedades Controladas	(148.171)	-
	(150.598)	(5)
Fondos Aplicados a las Operaciones	(5.895)	-
Otras Aplicaciones de Fondos		
-Disminución de Proveedores	(207)	-
Total Aplicaciones de Fondos	(207)	-
(Disminución) de los fondos	(6.102)	-

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Ignacio Abel González García
Contador Público (U.B.A.)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables
Correspondientes a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de junio de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Inversiones

Corrientes:

Corresponden a depósitos a plazo fijo, los cuales se encuentran valuados a su monto original más los intereses devengados al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada Distribuidora Gesell Gas S.A., de la cual se posee el 99,999972 % del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 2: (Continuación)

De acuerdo a lo requerido en la Resolución N° 368/01 de la Comisión Nacional de Valores, se detalla a continuación la información relevante de la sociedad controlada:

Nombre: Distribuidora Gesell Gas S.A.
Fecha de cierre: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30.06.01
Fecha del informe del auditor externo: 25 de julio de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de I.V. Invergas S.A.: 99,999972%
Patrimonio Neto al 30.06.01 de Distribuidora Gesell Gas S.A.: $ 6.633.733

c) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

d) Patrimonio Neto

El Capital Social y los Aportes Irrevocables han sido expresados a su valor nominal.

Los movimientos de las cuentas de patrimonio neto se expresan en moneda corriente del período a que corresponden.

e) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos. Adicionalmente, para la presentación del Estado de Resultados se ha adoptado la Alternativa C de la Resolución Técnica N° 9 de la F.A.C.P.C.E.

f) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 2: (Continuación)

g) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los presentes Estados Contables.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance General	30.06.01 $	30.06.00 $
a) Caja y Bancos		
Caja	5.497	-
Total	5.497	-
b) Otros Créditos		
Diversos	12.479	72.004
Total	12.479	72.004
c) Cuentas por pagar		
Proveedores	3.589	7.019
Total	3.589	7.019
d) Otros Pasivos		
Otras Cuentas por pagar	12.698	10.092
Total	12.698	10.092

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martin Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

Estado de Resultados	30.06.01 $	30.06.00 $
e) Otros Ingresos		
Diversos	2.206	-
Total	2.206	-
f) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	1.557	-
Total	1.557	-

NOTA 4: PLAZOS DE CREDITOS Y PASIVOS

La composición de créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Otros Créditos $
A vencer		
1er. Trimestre	38.811	-
Subtotal	38.811	-
De plazo vencido	-	-
Sin plazo establecido	-	12.479
Total	38.811	12.479
Que no devengan interés	-	12.479
A tasa fija	38.811	-
Total al 30.06.01	38.811	12.479
Total al 30.06.00	-	72.004

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

Pasivos

	Cuentas por Pagar $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Pasivos $
A vencer			
1er. Trimestre	605	9.935	-
Subtotal	605	9.935	-
De plazo vencido	210	-	-
Sin plazo establecido	2.774	-	12.698
Total	3.589	9.935	12.698
Que no devengan interés	3.589	9.935	12.698
Total al 30.06.01	3.589	9.935	12.698
Total al 30.06.00	7.019	7.766	10.092

NOTA 5: OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550

Resultados - (Pérdida)	30.06.01 $	30.06.00 $
Camuzzi Gas Pampeana S.A.		
-Servicios administrativos y de personal	(1.890)	(1.874)
-Reintegro de gastos de administración	-	(80)
Deudas		
- Camuzzi Gas Pampeana S.A.	9.935	7.766
Total	9.935	7.766

NOTA 6: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por Fecha	Aprobado por Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	18.12.98	Acta Constitutiva	23.12.98
Inscripto, Suscripto e Integrado	3.500.000	07.04.00	Asamblea Ordinaria y Extraordinaria de Accionistas	22.06.00

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 7: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 8: QUEBRANTO IMPOSITIVO

Al 30 de junio de 2001 los quebrantos impositivos ascienden aproximadamente a $ 37.000 y podrán ser compensados con utilidades impositivas de ejercicios futuros, de acuerdo a la legislación vigente.

NOTA 9: CAPITALIZACION DE APORTES IRREVOCABLES

Con fecha 2 de noviembre de 1999 la Sociedad recibió $ 3.500.000 de Camuzzi Gas Pampeana S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Balance Trimestral al 30 de junio de 2001 y 2000

Inversiones, Acciones, Debentures y Otros Títulos Emitidos en Serie

Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor			% de Participación sobre el Capital Social
					Actividad Principal	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes								
Distribuidora Gesell Gas S.A.	3.577.999	5.335.000	6.633.732	6.633.732	Subdistribución de Gas	3.578.000	6.633.733	99,999972
Total al 30.06.01		5.335.000	6.633.732	6.633.732				
Total al 30.06.00		5.335.000	6.605.989	6.605.989				

Inicialado a efectos de su identificación
con nuestro Informe de fecha
25 de julio de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro Informe de fecha
25 de julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de junio de 2001 y 2000
Otras Inversiones

Anexo "D"

Cuenta Principal y Características	Valor Registrado	
	al 30.06.01 $	al 30.06.00 $
Inversiones Corrientes		
Depósitos a Plazo Fijo	38.811	-
TOTAL	38.811	-

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de julio de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de seis meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

Anexo "II"

Rubros	Total al 30.06.01 $	Gastos de Administración $	Total al 30.06.00 $
Honorarios por Servicios	7.265	7.265	16.748
Gastos Generales	104	104	-
Impuestos y Tasas	807	807	-
Totales al 30.06.01	8.176	8.176	-
Totales al 30.06.00		16.748	16.748

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de Julio de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 25 de Julio de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Reseña informativa Consolidada
Correspondiente a los períodos de seis meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de junio de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

El resultado del período económico finalizado el 30 de junio de 2001 muestra una ganancia neta de $ 143.758. Debemos remarcar que dadas las características de nuestra Empresa, los resultados aquí presentados están fuertemente influenciados por los de nuestra controlada Distribuidora Gesell Gas S.A..

ESTRUCTURA PATRIMONIAL CONSOLIDADA

	30.06.01 $	30.06.00 $
Activo corriente	723.362	1.823.466
Activo no corriente	8.473.584	6.411.813
Total	9.196.946	8.235.279
Pasivo corriente	2.532.648	1.582.162
Subtotal	2.532.648	1.582.162
Participación de terceros en Sociedades Controladas	1	1
Patrimonio neto	6.664.297	6.653.116
Total	9.196.946	8.235.279

ESTRUCTURA DE RESULTADOS

	30.06.01 $	30.06.00 $
Pérdida Operativa	(451.318)	(334.729)
Otros ingresos y egresos	447.253	-
Resultados financieros y por tenencia	147.822	310.083
Participación de terceros en Sociedades Controladas	1	1
Impuesto a las Ganancias	-	(46.254)
Ganancia / (Pérdida) del período	143.758	(70.899)

INDICES	30.06.01 $	30.06.00 $
Liquidez	0,29	1,15
Endeudamiento	0,38	0,24

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001

El Directorio hace suyos los comentarios vertidos en la Reseña Informativa de nuestra Sociedad Controlada Distribuidora Gesell Gas S.A., la que se adjunta a la presente.

Buenos Aires, 25 de julio de 2001.

Martín Baquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
I.V. INVERGAS S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 9 y Anexos C, D y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes

para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
I.V. Invergas S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de I.V. Invergas S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de I.V. Invergas S.A. al 30 de junio de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 9 y cuadros anexos C, D y H.

Asimismo, hemos examinado el balance trimestral consolidado de I.V. Invergas S.A y subsidiaria al 30 de junio de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de seis meses finalizado en dicha fecha, con sus notas 1 a 7 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de junio de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 28 de julio de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial

consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de junio de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de seis meses finalizado en dicha fecha y la situación patrimonial consolidada de I.V. Invergas S.A y subsidiaria al 30 de junio de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de seis meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de junio de 2001, tal como se menciona en nota 6 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 3.512.000.

PRICEWATERHOUSECOOPERS

Al 30 de junio de 2001 no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 25 de julio de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

C.P.C.E. C.F. To.1 Fo.77 R.A.P.U.
Ignacio Abel González García
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo 42 - Folio 246



Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 217040

Legalización Nº 007052

Buenos Aires, 6/8/2001 01 0 T. 47

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 25/ 7/2001 en BALANCE de fecha 30/ 6/2001 perteneciente a C.V. INVERGAS S.A. para ser presentada ante que se corresponde con la que el Dr. GONZALEZ GARCIA IGNACIO ABEL tiene registrada en la matrícula CP T° 0042 F° 246 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de HARTENECK, LOPEZ Y CIA. Soc. T°

jpe 6664,2

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA BUENOS AIRES

DR. NORBERTO VIDAL
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

TRANSLATION

CAMUZZI GAS PAMPEANA

July 27, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Financial Statements as of June 30, 2001 of the subsidiary company IV Invergas S.A.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as President of the Board of Directors of CAMUZZI GAS PAMPEANA S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements of the subsidiary company IV Invergas S.A. for the six-month period commenced January 1, 2001 and 2000 and ended June 30, 2001 and 2000, including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 11 of the Supervisory Committee's Meeting held on July 25, 2001, by means of which the above-mentioned accounting documents are approved. Three single copies of such document are also attached; and

(iii) copy duly signed in original of Minutes No. 22 of the Board of Directors' Meeting held on July 25, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE125.CGP; December 10, 2001

10

RECYCLED

TRANSLATION

CAMUZZI GAS PAMPEANA

August 1, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Listing Rules. Tax returns.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 23 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) Tax returns of the members of the Board of Directors and the Supervisory Committee, duly signed in original.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE116.CGP; November 6, 2001

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de a..ministración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Maggi			Héctor			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Petrouruguay S.A.	Síndico Suplente	2000	2001
Rheen S.A.	Síndico Suplente	2000	2001
Sacfil S.A.	Síndico Suplente	2000	2001
General Motors de Argentina S.A.	Síndico Suplente	2000	2001
Baker Hughes Argentina S.A.	Síndico Suplente	2000	2001
Textil Yute	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Banco Itaú Buen Ayre S.A.	Síndico Suplente	2000	2001
Conagra Bergero S.A.	Síndico Suplente	2000	2001
Finpak S.A.	Síndico Suplente	2000	2001
Firestone de la Argentina S.A.	Síndico Suplente	2000	2001
Merril Lynch Argentina S.A. Soc. Bolsa	Síndico Suplente	2000	2001
Metropolitan Life Seguros de Retiro S.A	Síndico Suplente	2000	2001
Metropolitan Life Seguros de Vida S.A	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma 

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de a...inistración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Maggi			Héctor			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Solvay Indupa S.A.	Síndico Titular	2001	2002
Agritech S.A.	Síndico Suplente	2000	2001
Carovaglio & Zorraquin S.A.	Síndico Suplente	2000	2001
Reliant Energy Opco Argentina S.A.	Síndico Suplente	2000	2001
Reliant Energy Argentina S.A.	Síndico Suplente	2000	2001
Cosechar en Argentina S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Monsanto Argentina S.A.	Síndico Titular	2000	2001
Pecom-Agra S.A.	Síndico Titular	2000	2001
GMAC Cia. Financiera S.A.	Síndico Titular	2000	2001
Invergas S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Síndico Titular	19/03/01	19/03/02
Hidroeléctrica Alicurá S.A.	Síndico Titular	2000	2001
Rodamientos Fag	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma 

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) *La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.*
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) *Esta ficha deberá ser llenada a máquina.*

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de á .inistración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Maggi			Héctor			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Hidroneuquen S.A.	Síndico Titular	2000	2001
B.J. Services S.A.	Síndico Titular	2000	2001
Camuzzi Gas del Sur S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Sur S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Chevrolet S.A.	Síndico Titular	2000	2001
Lufkin Argentina S.A.	Síndico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires

INTERVINO	SECTOR
	INGRESADO AL SISTEMA EL
	7/8/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Laferrere			Alfonso Carlos			Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E. 4.086.691
19/03/02		Abogado							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Castex			3212			Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Sarmiento			643	6		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Elvira S.A.	Presidente	2000	2001
Fundaria S.A.	Presidente	2000	2001
Malenita S.A.	Presidente	2000	2001
Liag S.A.	Vicepresidente	2000	2001
Agromin Argentina S.A.	Vicepresidente	2000	2001
Fratelli Branca S.A.	Director	2000	2001
Exabel S.A.	Director	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Laprida S.A.	Director Suplente	2/04/01	2/04/02
Aguas de Balcarce S.A.	Director Titular	2/04/01	2/04/02
Trelpa S.A.	Directro Suplente	27/10/00	27/10/01

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:		
	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Laferrere			Alfonso Carlos			Sindico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E. 4.086.691
19/03/02		Abogado							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Castex			3212			Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Sarmiento			643	6		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Empresa Distribuidora de Enrgía Atlántica S.A.	Sïndico Titular	27/03/01	26/03/02
Inversora Eléctrica de Buenos Aires S.A.	Sïndico Titular	27/03/01	26/03/02
Trelpa S.A.	Sïndico Titular	27/10/00	27/10/01
Pilkington Automotive S.A.	Sïndico Titular	2000	2001
Borealis S.A.	Sïndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Periodo Desde	Hasta
Distribuidora Gesell Gas S.A.	Director Titular	19/03/01	19/03/03
I.V. Invergas S.A.	Director Titular	19/03/01	19/03/03
Aguas de Balcarce S.A.	Director Titular	2/04/01	2/04/02
Aguas de Laprida S.A.	Director Suplente	2/04/01	2/04/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) *Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas* o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Diclaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Fanin			Gianni			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Dr.Ciencias Economicas							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	93.700.684
Arroyo'			863	3	B	Cap. Fed	Bs.As.	Extranjero	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Transpa S.A.	Director Suplente	10/05/01	10/05/02
Buenos Aires Energy Company S.A.	Vicepresidente	27/03/01	27/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Director Titular	27/03/01	26/03/02
Empresa Distribuidora Energía Rio Negro S.A.	Director Titular	9/05/01	9/05/02
Camuzzi Argentina S.A.	Director Titular	18/04/01	18/04/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINE	SECTOR
	INGRESADO AL SISTEMA EL
	7 18 01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de *Sociedades incorporadas* o a *incoporporarse* al régimen de de cotización de acciones.

Nota: a) La presente *declaración jurada* deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.



Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Fanin			Gianni			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Dr.Ciencias Economicas							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	93.700.684
Arroyo			863	3	B	Cap. Fed	Bs.As.	Extranjero	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Director Titular	27/03/01	26/03/02
I.V. Invergas S.A.	Director Suplente	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta
Sodigas Pampeana S.A.	Presidente	19/03/01	19/03/03
Sodigas Sur S.A.	Presidente	19/03/01	19/03/03
Transpa S.A.	Presidente	10/05/01	10/05/02
Trelpa S.A.	Vicepresidente	27/10/00	27/10/01
Empresa Distribuidora de Energía Río Negro	Vicepresidente	9/05/01	9/05/02
Camuzzi Argentina S.A.	Vicepresidente	18/04/01	18/04/02

Ciudad Autónoma de Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciónes.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Albarracin			Santiago			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Abogado							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	18.414.080
Montevideo			1685	4		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Leandro N. Alem			584	7		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Director Suplente	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03
CS Sur S.A.	Director Suplente	29/06/01	29/06/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Celulosa Argentina S.A	Síndico Titular	2000	2001
Garovaglio & Zorraquín S.A.	Síndico Titular	2000	2001
Metalúrgica Tandil S.A.	Síndico Titular	2000	2001
Renault Argentina S.A.	Síndico Titular	2000	2001
Sociedad Comercial del Plata S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO | SECTOR

ENTREGADO AL SISTEMA EL 7/8/01

Rubro 8) PROFESION y/o TITULO. No omitir

Rubro 9) FUNCIONES EJECUTIVAS

Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad

Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.

Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.

b) En caso de no alcanzar el espacio, continuar en fecha aparte.

c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)	4)	5) Doc. Identidad
Serra	Vicente	Director Titular	Argentino	C.I.
			Extranjero	L.E.
				L.C.
				D.N.I. 11.400.770
			Argentino	PASAP.

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas
19/03/03		Ingeniero	

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Av. Castañares	1310			Cap. Fed	Bs.As.
Domicilio Especial: Calle					
Av. Alicia Moreau de Justo	270	4		Cap. Fed	Bs.As.

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Transpa S.A.	Director Suplente	10/05/01	10/05/02
Buenos Aires Energy Company S.A.	Director Suplente	27/03/01	27/03/02
Empresa Distribuidora de Energía de Rio Negro S.A.	Director Suplente	9/05/01	9/05/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Productos Sanitarios S.A.	Síndicos Suplente	2000	2001
Establecimiento Modelo Terrabusi S.A.	Síndico Titular	2000	2001
Topsy S.A.	Síndico Suplente	2000	2001
Centro Rio Cuarto S.A.	Síndico Titular	2000	2001
Borax Argentina S.A.	Spindico Suplente	2000	2001
Comorsa S.A.	Síndico Titular	2000	2001
Centro del Norte S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Serra			Vicente			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Ingeniero							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	11.400.770
Av. Castañares			1310			Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Vicepresidente 2°	27/03/01	27/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Vicepresidente 2°	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Decker Indelqui S.A.	Síndico Titular	2000	2001
Sair S.A.I.C	Síndico Suplente	2000	2001
Centro Posadas S.A.	Síndico Suplente	2000	2001
Centro Automotores S.A.	Síndico Titular	2000	2001
Courtage S.A.	Síndico Titular	2000	2001
Centro S.A. de Rosario	Síndico Suplente	2000	2001
Plan Rombo S.A.	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Bianco			José Luis Ariel			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Abogado							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.491.796
Costa Rica			1002			Ituzangó	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Trelpa S.A.	Director Titular	27/10/00	27/10/01
Transpa S.A.	Director Titular	10/05/01	1/05/02
Buenos Aires Energy Company S.A.	Director Titular	27/03/01	27/03/02
Empresa Distribuidora de Energía Rio Negro S.A.	Director Titular	9/05/01	9/05/02
CS Sur S.A.	Presidente	29/06/01	29/06/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Monsanto Argentina S.A.	Síndico Titular	2000	2001
Pecom-Agra S.A.	Síndico Titular	2000	2001
GMAC Cia. Financiera S.A.	Síndico Titular	2000	2001
Invergas S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Síndico Titular	19/03/01	19/03/02
Hidroeléctrica Alicurá S.A.	Síndico Titular	2000	2001
Rodamientos Fag	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma 

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir

Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad

Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.

Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Bianco			José Luis Ariel			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Abogado							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.491.796
Costa Rica			1002			Ituzangó	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Suplente	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Suplente	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Director Titular	27/03/01	26/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Director Titular	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Rovesa S.A.	Director Suplente	2000	2001
Camuzzi Gas del Sur S.A.	Sindico Titular	19/03/01	19/03/02
Sodigas Sur S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Pampena S.A.	Síndico Titular	19/03/01	19/03/02
Camuzzi Argentina S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Sindico Titular	19/03/01	19/03/02
I.V. Invergas S.A.	Sindico Titular	19/03/01	19/03/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

GESTOR
...ADO AL
SISTEMA EL
julio 18 01

Rubro 8) PROFESION y/o TITULO. No omitir

Rubro 9) FUNCIONES EJECUTIVAS

Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad

Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.

Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.

b) En caso de no alcanzar el espacio, continuar en fecha aparte.

c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Blaquier			Martín Juan			Vicepresidente		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Ingeniero							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	12.949.492
Guido			2636	9		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Buenos Aires Energy Company S.A.	Presidente	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Laprida S.A.	Director Suplente	2/04/01	2/04/02
Aguas de Balcarce S.A.	Director Titular	2/04/01	2/04/02
Trelpa S.A.	Directro Suplente	27/10/00	27/10/01

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)	
Blaquier			Martín Juan			Vicepresidente	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas			
19/03/03		Ingeniero					
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia
Guido			2636	9		Cap. Fed	Bs.As.
Domicilio Especial: Calle							
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.

4)	5) Doc. Identidad	
Argentino	C.I.	
Extranjero	L.E.	
	L.C.	
	D.N.I.	12.949.492
Argentino	PASAP.	

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Vicepresidente	19/03/01	19/03/03
I.V. Invergas S.A.	Presidente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Presidente	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Presidente	27/03/01	26/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Presidente	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO ... ADO AL SISTEMA EL 7 1 8 01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Luppi			Hugo			Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E. 4.518.895
19/03/02		Contador							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Esmeralda			1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Florida			234	5		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Promas S.A.	Síndico Suplente	2000	2001
Carnes Puntanas S.A.	Síndico Suplente	2000	2001
Emexal S.A.	Síndico Suplente	2000	2001
Cabaña ñas Chacras S.A.	Síndico Suplente	2000	2001
Afianzar S.G.R	Síndico Suplente	2000	2001
Mastellone Hemanos S.A.	Síndico Suplente	2000	2001
Agritech Inversora S.A.	Síndico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°



Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINE	SECTOR
	INGRESADO AL SISTEMA EL
	7 18 01

Rubro 8) PROFESION y/o TITULO. No omitir

Rubro 9) FUNCIONES EJECUTIVAS

Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra Indole que cumple en la sociedad

Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.

Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) dias hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.

b) En caso de no alcanzar el espacio, continuar en fecha aparte.

c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	
Oblig. Negociables	
Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Luppi			Hugo			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	4.518.895
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	
Esmeralda			1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Fidia S.A.	Síndico Titular	2000	2001
BNL Inversores Arg. S.A.	Síndico Titular	2000	2001
BNL Valores S.A. Soc. de Bolsa	Síndico Titular	2000	2001
Aluaflex S.A.	Síndico Titular	2000	2001
Information Technology Acquistion Corp. S.A.	Síndico Titular	2000	2001
Coexa Compañía Exportadora Agrícola S.A	Síndico Titular	2000	2001
Productos Mainumbi S.A.	Síndico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
I.V. Invergaas S.A.	Director Suplente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Balcarce S.A.	Vicepresidente	2/04/01	2/04/02
Aguas de Laprida S.A.	Vicepresidente	2/04/01	2/04/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra Indole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.



Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Luppi			Hugo			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	4.518.895
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	
Esmeralda			1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Período Hasta
Intrel S.A.	Síndico Suplente	2000	2001
GMAC Cia. Fianciera S.A.	Síndico Suplente	2000	2001
Reliant Energy Argentina S.A.	Síndico Titular	2000	2001
Reliant Energy Opco S.A.	Síndico Titular	2000	2001
Hidroneuquen S.A.	Síndico Suplente	2000	2001
Cepa S.A.	Síndico Suplente	2000	2001
Inversora Aes Americas S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta
Celulosa Argentina S.A	Síndico Titular	2000	2001
Garovaglio & Zorraquín S.A.	Síndico Titular	2000	2001
Metalúrgica Tandil S.A.	Síndico Titular	2000	2001
Renault Argentina S.A.	Síndico Titular	2000	2001
Sociedad Comercial del Plata S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO | SECTOR

INGRESADO AL SISTEMA EL 7/8/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)		Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Luppi		Hugo			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas				Extranjero	L.E.	4.518.895
19/03/02		Contador						L.C.	
10) Domicilio Particular: Calle		Número	Piso	Depto.	Localidad	Provincia		D.N.I.	
Esmeralda		1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle									
Florida		234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Pampack S.A.	Síndico Suplente	2000	2001
Rombo Ahorro Para Fines Determinados S.A.	Síndico Titular	2000	2001
Capillitas S.A.	Síndico Suplente	2000	2001
Petrouruguay S.A.	Síndico Titular	2000	2001
Delta del Plata S.A.	Síndico Suplente	2000	2001
Canale S.A.	Síndico Titular	2000	2001
Cindor S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Basf Argentina S.A.	Síndico Titular	2000	2001
Basf Pliuretano S.A.	Síndico Titular	2000	2001
Basanil S.A.	Síndico Titular	2000	2001
Cyanamid Argentina S.A.	Síndico Titular	2000	2001
Compañía General de Combustibles S.A.	Síndico Suplente	2000	2001
Marca 4 S.A.	Síndico Suplente	2000	2001
Frigorífico Rydhans S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)	
Luppi			Hugo			Síndico Titular	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas			
19/03/02		Contador					
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia
Esmeralda			1124	2		Cap. Fed	Bs.As.
Domicilio Especial: Calle							
Florida			234	5		Cap. Fed	Bs.As.

4)	5) Doc. Identidad	
Argentino	C.I.	
Extranjero	L.E.	4.518.895
	L.C.	
	D.N.I.	
Argentino	PASAP.	

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Finpak S.A.	Síndico Suplente	2000	2001
Rheem	Síndico Suplente	2000	2001
Camuzzi Gas del Sur S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Sodigaas Sur S.A.	Síndico Titular	19/03/01	19/03/02
I.V. Invergas S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Síndico Titular	19/03/01	19/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Decker Indelqui S.A.	Síndico Titular	2000	2001
Sair S.A.I.C	Síndico Suplente	2000	2001
Centro Posadas S.A.	Síndico Suplente	2000	2001
Centro Automotores S.A.	Síndico Titular	2000	2001
Courtage S.A.	Síndico Titular	2000	2001
Centro S.A. de Rosario	Síndico Suplente	2000	2001
Plan Rombo S.A.	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de a...inistración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Madariaga			Héctor			Director Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.
19/03/03		Ingeniero							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Mornigside Drive, Huntington Beach			92648			California	USA	Extranjero	PASAP. 36.789.797
Domicilio Especial: Calle									
Gral. Cruz			222			Valparaiso	Chile		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas del Sur S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta
Sodigas Sur S.A.	Vicepresidente	19/03/01	19/03/03

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO | SECTOR

INGRESADO AL SISTEMA EL 18/7/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas Pampeana S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	
	Acciones	X

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Morgan			Michael			Presidente		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.
19/03/03		Ingeniero							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Timoneles			821			Beccar	Bs.As.	Extranjero	PASAP. 131.005.124
Domicilio Especial: Calle									
Av. Leandro N. Alem			584	7		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Camuzzi Gas del Sur S.A.	Presidente	19/03/01	19/03/03
I.V. Invergas S.A.	Vicepresidente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Vicepresidente	19/03/01	19/03/03
CNG Argentina S.A.	Presidente	Abr-01	Abr-02
Sodigas Pampeana S.A.	Vicepresidente	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°



Sociedad	Cargo	Período Desde	Período Hasta

Comodoro Rivadavia, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.


Camuzzi
Gas Pampeana

Buenos Aires, 1 de agosto de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Reglamento de Cotización. Declaraciones Juradas.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el art. 23 del Reglamento de la BCBA, la siguiente documentación:

(i) Declaraciones juradas de los miembros titulares del Directorio y de la Comisión Fiscalizadora, debidamente suscriptos en original.

Atentamente,

Michael Morgan
Presidente

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES

N° 052663

Se ha recibido de Camuzzi Gas Pampeana

la siguiente documentación declaraciones juradas de autoridades

Observaciones

Buenos Aires, 7-8-01 a las 11:00 hs.

FIRMA Y SELLO

11

RECYCLED

A

nercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 052664

Se ha recibido de Camuzzi Gas del Sur

la siguiente documentación Declaraciones juradas de [illegible]

Observaciones

Buenos Aires, 7-8-01 a las 11.00 hs.

FIRMA Y SELLO


Camuzzi
Gas del Sur

Buenos Aires, 1 de agosto de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Reglamento de Cotización. Declaraciones Juradas.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el art. 23 del Reglamento de la BCBA, la siguiente documentación:

(i) Declaraciones juradas de los miembros titulares del Directorio y de la Comisión Fiscalizadora, debidamente suscriptos en original.

Atentamente,

H M Morgan

Michael Morgan
Presidente .

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de a[illegible]inistración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Jimeno			Roberto			Director Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E. 7.819.905
19/03/03		Ingeniero		Gerente de Area Sur					L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Colonos Galeces			2344		Comodoro Rivadavia		Chubut	Argentino	PASAP.
Domicilio Especial: Calle									
Av. Alicia Moreau de Justo			240	3		Cap. Fed	Bs.As		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma [signature]

Reservado para la Bolsa de Comercio de Buenos Aires:

SECTOR
INGRESADO AL SISTEMA EL 4/8/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de a...inistración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Morgan			Michael			Presidente		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.
19/03/03		Ingeniero							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Timoneles			821			Beccar	Bs.As.	Extranjero	PASAP. 131.005.124
Domicilio Especial: Calle									
Av. Leandro N. Alem			584	7		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas Pampeana S.A.	Presidente	19/03/01	19/03/03
I.V. Invergas S.A.	Vicepresidente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Vicepresidente	19/03/01	19/03/03
CNG Argentina S.A.	Presidente	Abr-01	Abr-02
Sodigas Pampeana S.A.	Vicepresidente	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Sodigas Pampeana S.A.	Presidente	19/03/01	19/03/03
Sodigas Sur S.A.	Presidente	19/03/01	19/03/03
Transpa S.A.	Presidente	10/05/01	10/05/02
Trelpa S.A.	Vicepresidente	27/10/00	27/10/01
Empresa Distribuidora de Energía Río Negro	Vicepresidente	9/05/01	9/05/02
Camuzzi Argentina S.A.	Vicepresidente	18/04/01	18/04/02

Ciudad Autónoma de Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de a[illegible]inistración, de fiscalización y Contador Dictaminante

De la Sociedad: Camjuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Madariaga			Héctor			Director Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.
19/03/03		Ingeniero							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Mornigside Drive, Huntington Beach			92648			California	USA	Extranjero	PASAP. 36.789.797
Domicilio Especial: Calle									
Gral. Cruz			222			Valparaiso	Chile		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Camuzzi Gas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta

Ciudad Autónoma de Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

SECTOR
INGRESADO AL SISTEMA EL
7/18/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Blaquier			Martín Juan			Vicepresidente		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Ingeniero							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	12.949.492
Guido			2636	9		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas Pampeana S.A.	Vicepresidente	19/03/01	19/03/03
I.V. Invergas S.A.	Presidente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Presidente	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Presidente	27/03/01	26/03/02
Empresa Distribuidora de Energla Atlántica S.A.	Presidente	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
I.V. Invergaas S.A.	Director Suplente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Balcarce S.A.	Vicepresidente	2/04/01	2/04/02
Aguas de Laprida S.A.	Vicepresidente	2/04/01	2/04/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas del Sur S.A.

Sociedad Incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc.b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Blaquier			Martín Juan			Vicepresidente		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Ingeniero							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	12.949.492
Guido			2636	9		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Buenos Aires Energy Company S.A.	Presidente	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.



Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omilir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Bianco			José Luis Ariel			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Abogado							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.491.796
Costa Rica			1002			Iluzangó	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Camuzzi Gas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Suplente	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Suplente	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Director Titular	27/03/01	26/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Director Titular	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
I.V. Invergaas S.A.	Director Suplente	19/03/01	19/03/03
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Balcarce S.A.	Vicepresidente	2/04/01	2/04/02
Aguas de Laprida S.A.	Vicepresidente	2/04/01	2/04/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	
Oblig. Negociables	X
Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)	4)	5) Doc. Identidad
Bianco	José Luis Ariel	Director Titular	Argentino	C.I.
			Extranjero	L.E.
				L.C.
				D.N.I. 10.491.796
			Argentino	PASAP.

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo	9) Funciones Ejecutivas
19/03/03		Abogado	

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Costa Rica	1002			Iluzangó	Bs.As.
Domicilio Especial: Calle					
Av. Alicia Moreau de Justo	270	4		Cap. Fed	Bs.As.

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Trelpa S.A.	Director Titular	27/10/00	27/10/01
Transpa S.A.	Director Titular	10/05/01	1/05/02
Buenos Aires Energy Company S.A.	Director Titular	27/03/01	27/03/02
Empresa Distribuidora de Energía Rio Negro S.A.	Director Titular	9/05/01	9/05/02
CS Sur S.A.	Presidente	29/06/01	29/06/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.



Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	
Oblig. Negociables	X
Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Tltulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)	4)	5) Doc. Identidad
Serra	Vicente	Director Titular	Argentino	C.I.
			Extranjero	L.E.
				L.C.
				D.N.I. 11.400.770
			Argentino	PASAP.

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas
19/03/03		Ingeniero	

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Av. Castañares	1310			Cap. Fed	Bs.As.
Domicilio Especial: Calle					
Av. Alicia Moreau de Justo	270	4		Cap. Fed	Bs.As.

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Período Hasta
Camuzzi Gas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Vicepresidente 2°	27/03/01	27/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Vicepresidente 2°	27/03/01	27/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período	
		Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERNO | SECTOR
INGRESADO AL SISTEMA EL
7/8/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)		Nombre (s)		3) Cargo (s)		4)	5) Doc. Identidad
Serra		Vicente		Director Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas			Extranjero	L.E.
19/03/03		Ingeniero					L.C.
10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia		D.N.I. 11.400.770
Av. Castañares	1310			Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle							
Av. Alicia Moreau de Justo	270	4		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Transpa S.A.	Director Suplente	10/05/01	10/05/02
Buenos Aires Energy Company S.A.	Director Suplente	27/03/01	27/03/02
Empresa Distribuidora de Energía de Rio Negro S.A.	Director Suplente	9/05/01	9/05/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Distribuidora Gesell Gas S.A.	Director Suplente	19/03/01	19/03/03
Aguas de Laprida S.A.	Director Suplente	2/04/01	2/04/02
Aguas de Balcarce S.A.	Director Titular	2/04/01	2/04/02
Trelpa S.A.	Directro Suplente	27/10/00	27/10/01

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

73

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Fanin			Gianni			Director Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/03		Dr.Ciencias Economicas							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	93.700.684
Arroyo			863	3	B	Cap. Fed	Bs.As.	Extranjero	PASAP.	
Domicilio Especial: Calle										
Av. Alicia Moreau de Justo			270	4		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Camuzzi Gas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Pampeana S.A.	Director Titular	19/03/01	19/03/03
Sodigas Sur S.A.	Director Titular	19/03/01	19/03/03
Inversora Eléctrica de Buenos Aires S.A.	Director Titular	27/03/01	26/03/02
I.V. Invergas S.A.	Director Suplente	19/03/01	19/03/03

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINE	SECTOR
	INGRESADO AL SISTEMA EL
	7 18 01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)	4)	5) Doc. Identidad	
Fanin	Gianni	Director Titular	Argentino	C.I.	
			Extranjero	L.E.	
				L.C.	
				D.N.I.	93.700.684
			Extranjero	PASAP.	

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas
19/03/03		Dr.Ciencias Economicas	

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Arroyo	863	3	B	Cap. Fed	Bs.As.
Domicilio Especial: Calle					
Av. Alicia Moreau de Justo	270	4		Cap. Fed	Bs.As.

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Transpa S.A.	Director Suplente	10/05/01	10/05/02
Buenos Aires Energy Company S.A.	Vicepresidente	27/03/01	27/03/02
Empresa Distribuidora de Energía Atlántica S.A.	Director Titular	27/03/01	26/03/02
Empresa Distribuidora Energía Rio Negro S.A.	Director Titular	9/05/01	9/05/02
Camuzzi Argentina S.A.	Director Titular	18/04/01	18/04/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Rovesa S.A.	Director Suplente	2000	2001
Camuzzi Gas Pampeana S.A.	Sindico Titular	19/03/01	19/03/02
Sodigas Sur S.A.	Sindico Titular	19/03/01	19/03/02
Sodigas Pampena S.A.	Sindico Titular	19/03/01	19/03/02
Camuzzi Argentina S.A.	Sindico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Sindico Titular	19/03/01	19/03/02
I.V. Invergas S.A.	Sindico Titular	19/03/01	19/03/02

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	
Oblig. Negociables	X
Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Laferrere			Alfonso Carlos			Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas					Extranjero	L.E. 4.086.691
19/03/02		Abogado							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Castex			3212			Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Sarmiento			643	6		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Elvira S.A.	Presidente	2000	2001
Fundaria S.A.	Presidente	2000	2001
Malenita S.A.	Presidente	2000	2001
Liag S.A.	Vicepresidente	2000	2001
Agromin Argentina S.A.	Vicepresidente	2000	2001
Fratelli Branca S.A.	Director	2000	2001
Exabel S.A.	Director	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

SECTOR
INGRESADO AL SISTEMA EL
7-18-01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)
Laferrere	Alfonso Carlos	Síndico Titular

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas
19/03/02		Abogado	

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Castex	3212			Cap. Fed	Bs.As.
Domicilio Especial: Calle					
Sarmiento	643	6		Cap. Fed	Bs.As.

4)	
Argentino	
Extranjero	
Argentino	

5) Doc. Identidad	
C.I.	
L.E.	4.086.691
L.C.	
D.N.I.	
PASAP.	

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Empresa Distribuidora de Enrgia Atlántica S.A.	Síndico Titular	27/03/01	26/03/02
Inversora Eléctrica de Buenos Aires S.A.	Síndico Titular	27/03/01	26/03/02
Trelpa S.A.	Síndico Titular	27/10/00	27/10/01
Pilkington Automotive S.A.	Síndico Titular	2000	2001
Borealis S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Período Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINE	SECTOR
	INGRESADO AL SISTEMA EL
	7 18 01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades *incorporadas* o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) *Esta ficha deberá ser llenada a máquina.*

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
	De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Maggi			Héctor			Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo		9) Funciones Ejecutivas				Extranjero	L.E.
19/03/02		Contador							L.C.
10) Domicilio Particular: Calle			Número	Piso .	Depto.	Localidad	Provincia		D.N.I. 10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Florida			234	5		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Hidroneuquen S.A.	Síndico Titular	2000	2001
B.J. Services S.A.	Síndico Titular	2000	2001
Camuzzi Gas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Sur S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Chevrolet S.A.	Síndico Titular	2000	2001
Lufkin Argentina S.A.	Síndico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Monsanto Argentina S.A.	Síndico Titular	2000	2001
Pecom-Agra S.A.	Síndico Titular	2000	2001
GMAC Cia. Financiera S.A.	Síndico Titular	2000	2001
Invergas S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Síndico Titular	19/03/01	19/03/02
Hidroeléctrica Alicurá S.A.	Síndico Titular	2000	2001
Rodamientos Fag	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma 

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de administración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)		3) Cargo (s)		4)	5) Doc. Identidad
Maggi			Héctor		Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas				Extranjero	L.E.
19/03/02		Contador						L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia	D.N.I. 10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino / PASAP.
Domicilio Especial: Calle								
Florida			234	5		Cap. Fed	Bs.As.	

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Período Hasta
Solvay Indupa S.A.	Síndico Titular	2001	2002
Agritech S.A.	Síndico Suplente	2000	2001
Carovaglio & Zorraquin S.A.	Síndico Suplente	2000	2001
Reliant Energy Opco Argentina S.A.	Síndico Suplente	2000	2001
Reliant Energy Argentina S.A.	Síndico Suplente	2000	2001
Cosechar en Argentina S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Banco Itaú Buen Ayre S.A.	Síndico Suplente	2000	2001
Conagra Bergero S.A.	Síndico Suplente	2000	2001
Finpak S.A.	Síndico Suplente	2000	2001
Firestone de la Argentina S.A.	Síndico Suplente	2000	2001
Merril Lynch Argentina S.A. Soc. Bolsa	Síndico Suplente	2000	2001
Metropolitan Life Seguros de Retiro S.A	Síndico Suplente	2000	2001
Metropolitan Life Seguros de Vida S.A	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de Administración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Maggi			Héctor			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E.	
19/03/02		Contador							L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.	10.406.478
Ayacucho			1033	1	A	Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle										
Florida			234	5		Cap. Fed	Bs.As.			

1.1) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Petrouruguay S.A.	Síndico Suplente	2000	2001
Rheen S.A.	Síndico Suplente	2000	2001
Sacfil S.A.	Síndico Suplente	2000	2001
General Motors de Argentina S.A.	Síndico Suplente	2000	2001
Baker Hughes Argentina S.A.	Síndico Suplente	2000	2001
Textil Yute	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO
CONFRONTADO AL SISTEMA EL
7/8/01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de ad[illegible]istración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)		Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad	
Luppi		Hugo			Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas			Extranjero	L.E.	4.518.895
19/03/02		Contador						L.C.	
10) Domicilio Particular: Calle		Número	Piso	Depto.	Localidad	Provincia		D.N.I.	
Esmeralda		1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.	
Domicilio Especial: Calle									
Florida		234	5		Cap. Fed	Bs.As.			

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Finpak S.A.	Síndico Suplente	2000	2001
Rheem	Síndico Suplente	2000	2001
Camuzzi Gas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Pampeana S.A.	Síndico Titular	19/03/01	19/03/02
Sodigas Sur S.A.	Síndico Titular	19/03/01	19/03/02
I.V. Invergas S.A.	Síndico Titular	19/03/01	19/03/02
Distribuidora Gesell Gas S.A.	Síndico Titular	19/03/01	19/03/02

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Decker Indelqui S.A.	Síndico Titular	2000	2001
Sair S.A.I.C	Síndico Suplente	2000	2001
Centro Posadas S.A.	Síndico Suplente	2000	2001
Centro Automotores S.A.	Síndico Titular	2000	2001
Courtage S.A.	Síndico Titular	2000	2001
Centro S.A. de Rosario	Síndico Suplente	2000	2001
Plan Rombo S.A.	Síndico Titular	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de a[illegible]istración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, Inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)	Nombre (s)	3) Cargo (s)	4)	5) Doc. Identidad
Luppi	Hugo	Síndico Titular	Argentino	C.I.
			Extranjero	L.E. 4.518.895
				L.C.
				D.N.I.
			Argentino	PASAP.

6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas
19/03/02		Contador	—

10) Domicilio Particular: Calle	Número	Piso	Depto.	Localidad	Provincia
Esmeralda	1124	2		Cap. Fed	Bs.As.
Domicilio Especial: Calle					
Florida	234	5		Cap. Fed	Bs.As.

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Periodo Hasta
Pampack S.A.	Síndico Suplente	2000	2001
Rombo Ahorro Para Fines Determinados S.A.	Síndico Titular	2000	2001
Capillitas S.A.	Síndico Suplente	2000	2001
Petrouruguay S.A.	Síndico Titular	2000	2001
Delta del Plata S.A.	Síndico Suplente	2000	2001
Canale S.A.	Síndico Titular	2000	2001
Cindor S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Productos Sanitarios S.A.	Síndicos Suplente	2000	2001
Establecimiento Modelo Terrabusi S.A.	Síndico Titular	2000	2001
Topsy S.A.	Síndico Suplente	2000	2001
Centro Rio Cuarto S.A.	Síndico Titular	2000	2001
Borax Argentina S.A.	Spindico Suplente	2000	2001
Comorsa S.A.	Síndico Titular	2000	2001
Centro del Norte S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de a[illegible]istración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables	X
	Acciones	

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)		3) Cargo (s)		4)	5) Doc. Identidad	
Luppi			Hugo		Síndico Titular		Argentino	C.I.	
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título	9) Funciones Ejecutivas				Extranjero	L.E.	4.518.895
19/03/02		Contador						L.C.	
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia	D.N.I.	
Esmeralda			1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Florida			234	5		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Hasta
Intrel S.A.	Síndico Suplente	2000	2001
GMAC Cia. Fianciera S.A.	Síndico Suplente	2000	2001
Reliant Energy Argentina S.A.	Síndico Titular	2000	2001
Reliant Energy Opco S.A.	Síndico Titular	2000	2001
Hidroneuquen S.A.	Síndico Suplente	2000	2001
Cepa S.A.	Síndico Suplente	2000	2001
Inversora Aes Americas S.A.	Síndico Suplente	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrír en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Perlodo Desde	Hasta
Monsanto Arg. S.A.I.C	Slndico Suplente	2000	2001
Cosechar en Argentina S.A.	Slndico Titular	2000	2001
Klaukol S.A.	Slndico Titular	2000	2001
Nabisco Arg. S.A.	Slndico Titular	2000	2001
Algar Bull S.A.	Slndico Suplente	2000	2001
D.E.C. S.A.	Slndico Titular	2000	2001
Laferge-Losa S.A.	Slndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra Indole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) dlas hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires	Declaración Jurada individual de los Organos de ad[illegible]istración, de fiscalización y Contador Dictaminante
De la Sociedad:	Camuzzi Gas del Sur S.A.

Sociedad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Títulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)			Nombre (s)			3) Cargo (s)		4)	5) Doc. Identidad
Luppi			Hugo			Síndico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Título		9) Funciones Ejecutivas				Extranjero	L.E. 4.518.895
19/03/02		Contador							L.C.
10) Domicilio Particular: Calle			Número	Piso	Depto.	Localidad	Provincia		D.N.I.
Esmeralda			1124	2		Cap. Fed	Bs.As.	Argentino	PASAP.
Domicilio Especial: Calle									
Florida			234	5		Cap. Fed	Bs.As.		

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Período Desde	Período Hasta
Fidia S.A.	Síndico Titular	2000	2001
BNL Inversores Arg. S.A.	Síndico Titular	2000	2001
BNL Valores S.A. Soc. de Bolsa	Síndico Titular	2000	2001
Aluaflex S.A.	Síndico Titular	2000	2001
Information Technology Acquistion Corp. S.A.	Síndico Titular	2000	2001
Coexa Compañía Exportadora Agrícola S.A	Síndico Titular	2000	2001
Productos Mainumbi S.A.	Síndico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Basf Argentina S.A.	Síndico Titular	2000	2001
Basf Pliuretano S.A.	Síndico Titular	2000	2001
Basanil S.A.	Síndico Titular	2000	2001
Cyanamid Argentina S.A.	Síndico Titular	2000	2001
Compañía General de Combustibles S.A.	Síndico Suplente	2000	2001
Marca 4 S.A.	Síndico Suplente	2000	2001
Frigorífico Rydhans S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

Bolsa de Comercio de Comercio de Buenos Aires

Declaración Jurada individual de los Organos de a[illegible]istración, de fiscalización y Contador Dictaminante

De la Sociedad: Camuzzi Gas del Sur S.A.

Socidad incorporada o a incorporarse el régimen de cotización de:	Oblig. Negociables X
	Acciones

Atento a lo dispuesto en los arts. 23, inc. b), ap; 58, Inc b), ap.3; 75, inc.c). Ap. 3) y 119, inc a) de las disposiciones Legales Y Reglametarias para la Cotización de Titulos Valores en la Bolsa de Comercio de Buenos Aires, manifiesto en carácter de declaración jurada, que los datos consignados a continuación son correctos y completos, sin omitir o falsear información alguna que deban contener:

2) Apellido (s)		Nombre (s)		3) Cargo (s)		4)	5) Doc. Identidad
Luppi		Hugo		Sindico Titular		Argentino	C.I.
6)Vto. Mandato	7) Socio n°	8) Profesión y/o Titulo	9) Funciones Ejecutivas			Extranjero	L.E. 4.518.895
19/03/02		Contador					L.C.
10) Domicilio Particular: Calle		Número	Piso	Depto.	Localidad	Provincia	D.N.I.
Esmeralda		1124	2		Cap. Fed	Bs.As.	Argentino / PASAP.
Domicilio Especial: Calle							
Florida		234	5		Cap. Fed	Bs.As.	

11) Cargo que ocupa en los Directorios, Sindicaturas o Consejos de Vigilancia de Otras Sociedades.

Sociedad	Cargo	Periodo Desde	Hasta
Promas S.A.	Sindico Suplente	2000	2001
Carnes Puntanas S.A.	Sindico Suplente	2000	2001
Emexal S.A.	Sindico Suplente	2000	2001
Cabaña ñas Chacras S.A.	Sindico Suplente	2000	2001
Afianzar S.G.R	Sindico Suplente	2000	2001
Mastellone Hemanos S.A.	Sindico Suplente	2000	2001
Agritech Inversora S.A.	Sindico Titular	2000	2001

Rubro 1) Marcar con una X según corresponda.
Rubro 2) APELLIDO (S) Y NOMBRE (S) Consignar sin omisiones.
Rubro 3) CARGOS Indicar el/los cargo/s que con carácter de Titular o suplente desempeñan en la sociedad.
Rubro 4) ARGENTINO o EXTRANJERO. Argentino A, Extranjero E.
Rubro 5) DOCUMENTO DE IDENTIDAD. Cubrir en su totalidad.
Rubro 6) VENCIMIENTO DEL MANDATO. Fecha de vencimiento en la función.
Rubro 7) SOCIO N°

Sociedad	Cargo	Período Desde	Hasta
Celulosa Argentina S.A	Síndico Titular	2000	2001
Garovaglio & Zorraquín S.A.	Síndico Titular	2000	2001
Metalúrgica Tandil S.A.	Síndico Titular	2000	2001
Renault Argentina S.A.	Síndico Titular	2000	2001
Sociedad Comercial del Plata S.A.	Síndico Suplente	2000	2001

Buenos Aires, 18 de julio de 2001
Lugar y Fecha

Firma

Reservado para la Bolsa de Comercio de Buenos Aires:

INTERVINO	SECTOR
	7-8-01

Rubro 8) PROFESION y/o TITULO. No omitir
Rubro 9) FUNCIONES EJECUTIVAS
Indicar las funciones ejecutivas de carácter técnico, administrativo, financiero, o comercial o de otra índole que cumple en la sociedad
Rubro 10) DOMICILIO. Se mencionarán los datos de los domicilios particular y especial.
Rubro 11) Aclarar si el cargo que ocupa es con carácter de Titular o suplente y solo en caso de Sociedades incorporadas o a incoporporarse al régimen de de cotización de acciones.

Nota: a) La presente declaración jurada deberá presentarse dentro de los diez (10) días hábiles de la designación del declarante, o dentro de las 48 horas de producido cualquier cambio en el Organo que pase a integrar.
b) En caso de no alcanzar el espacio, continuar en fecha aparte.
c) Esta ficha deberá ser llenada a máquina.

TRANSLATION

CAMUZZI GAS DEL SUR

August 1, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Listing Rules. Tax returns.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 23 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) Tax returns of the members of the Board of Directors and the Supervisory Committee, duly signed in original.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER77.CGS; November 6, 2001

12

RECYCLED

BCBA
de Comercio de Buenos Aires

BOLSA DE COMERCIO DE BUENOS AIRES

ORIGINAL

N° 053476

Se ha recibido de Camuzzi Gas Pampeana S.A.

la siguiente documentación respuesta a nota PA. 163315.

Observaciones

Buenos Aires, 10/8/01 a las 11.58 hs.

FIRMA Y SELLO

Ciudad Autónoma de Buenos Aires, 3 de agosto de 2001

Señor
Sr. Raúl V. Pagella
Gerente de Fiscalización
Bolsa de Comercio de Buenos Aires

Presente

Ref.: Estados contables al 30 .06.01 – FA 163315

Tenemos el agrado de dirigirnos a Uds. a los efectos de cumplimentar la información solicitada en vuestra nota N° 163315, de fecha 3 de agosto de 2001.

Sobre el particular, informamos que nuestro informe de sobre los estados contables al 30 de junio de 2001 de Camuzzi Gas Pampeana, y tal como se describe su capítulo de Alcance, nuestra revisión fue substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.
Sin perjuicio de ello, confirmamos que nuestro informe no está condicionado por otra causa que no sea la limitación en el alcance, prevista por las normas vigentes.

Sin otro particular, saludamos a Uds. atentamente.

Hector A. Maggi **Alfonso De Laferrere** **Hugo A. Luppi**

ACTA DE COMISION FISCALIZADORA

En la Ciudad Autónoma de Buenos Aires, a los 3 días del mes de agosto de 2001, se reunieron en las oficinas de Florida 234 Piso 5, los miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., señores Héctor A. Maggi, Alfonso de Laferrere y Hugo A. Luppi.

Toma la palabra el Sr. Héctor A. Maggi e informa que se ha recibido de la Sociedad copia de una vista enviada por la Bolsa de Comercio de Buenos Aires, de fecha 27 de julio de 2001, en la que se pide dar intervención a esta Comisión, a fin de aclarar si lo expuesto en el apartado III a) del informe de Comisión Fiscalizadora de fecha 25 de julio de 2001, relativo a los estados contables de la Sociedad al 30 de junio de 2001, constituye una opinión condicionada sobre la situación patrimonial, financiera y de resultados de la misma.

Luego de un intercambio de opiniones, se decide remitir la siguiente comunicación a la Sociedad, para su remisión a la Bolsa de Comercio de Buenos Aires, en carácter de respuesta a su F.A. 163315:

"Ciudad Autónoma de Buenos Aires, 3 de agosto de 2001

Señor
Sr. Raúl V. Pagella
Gerente de Fiscalización
Bolsa de Comercio de Buenos Aires

Presente

Ref.: Estados contables al 30 .06.01 – FA 163315

Tenemos el agrado de dirigirnos a Uds. a los efectos de cumplimentar la información solicitada en vuestra nota N° 163315, de fecha 3 de agosto de 2001.

Sobre el particular, informamos que nuestro informe de sobre los estados contables al 30 de junio de 2001 de Camuzzi Gas Pampeana, y tal como se describe su capítulo de Alcance, nuestra revisión fue substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.
Sin perjuicio de ello, confirmamos que nuestro informe no está condicionado por otra causa que no sea la limitación en el alcance, prevista por las normas vigentes.

Sin otro particular, saludamos a Uds. atentamente.

No habiendo más asuntos que tratar, se levanta la sesión previa redacción, lectura y aprobación de la presente acta.

HÉCTOR A. MAGGI　　ALFONSO DE LAFERRERE　　HUGO A. LUPPI

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS PAMPEANA S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales Nº 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de junio de 2001.

b) Estado de resultados por el período de seis meses terminado el 30 de junio de 2001.

c) Estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2001.

d) Estado de origen y aplicación de fondos por el período de seis meses terminado el 30 de junio de 2001.

e) Notas 1 a 19 y Anexos A, B, C, D, E, F, G y H correspondientes al período de seis meses terminado el 30 de junio de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 25 de julio de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de seis meses terminado el 30 de junio de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado ~~conocimiento y que no están afectados por incertidumbres se encuentran~~ considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) La Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de seis meses terminado el 30 de junio de 2001, contiene la

información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires, siendo las afirmaciones sobre el marco económico en que se desenvolvió la Sociedad, la gestión empresaria, y hechos futuros, incluidas en dicho documento, responsabilidad exclusiva del Directorio.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de seis meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 25 de julio de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora

TRANSLATION

City of Buenos Aires, August 3, 2001

Mr. Raúl V. Pagella
Supervisory Manager
Bolsa de Comercio de Buenos Aires

Re: Financial Statements as of June 30, 2001. - FA 163315

We address you in order to comply with the information required in your note No. 163315 dated August 3, 2001

In that sense, we inform that in our report with respect to Camuzzi Gas Pampeana's Financial Statements as of June 30, 2001, and as described in the item Scope of the Audit, our review was materially more restricted than an audit of financial statements, which aims at rendering an opinion on the financial statements considered as a whole. Consequently, we do not render such opinion.

However, we confirm that our report is not conditioned by any reason other than the limit of the scope contemplated in the rules in force.

Yours truly,

[*Illegible signature*]	[*Illegible signature*]	[*Illegible signature*]
Héctor A. Maggi	Alfonso De Laferrere	Hugo A. Luppi

L:\D502IG\LETTE117.CGP; November 6, 2001

13

0 1 8 / 2 4



COMISION NACIONAL
DE VALORES

28 AGO 01 14 54 -

Buenos Aires, 27 de agosto de 2001

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Transparencia en el ámbito de la oferta pública.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Director de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de informar a los efectos de informar, que en el día de la fecha, la sociedad adquirió la cantidad de 12.000.- acciones ordinarias escriturales, de valor nominal $ 1 cada una y con derecho a un voto por acción, representativas del capital social de CS Sur Sociedad Anónima, sociedad constituida bajo el número 8399 del libro 15 de Sociedades por Acciones.

Asimismo, informamos a Uds. lo siguiente:

a) Precio: El precio pagado por esta operación es de $ 3.000.-, o sea el valor nominal de las acciones integradas.

b) Estados Contables: Oportunamente se acompañaran los Estados Contables de inicio de la Sociedad.

c) Nómina de los integrantes del órgano de administración y de fiscalización:

Directores Titulares
Martín Juan Blaquier — Presidente
George Michael Morgan — Vicepresidente
Vicente Serra
Directores Suplentes
Gianni Fanin
María de los Angeles Alcolumbre
José Luis Ariel Bianco

Síndicos Titulares
Alfonso de Laferrere
Héctor Maggi
Hugo Luppi
Síndicos Suplentes
Matías Sporleder
Juan Carlos Yemma
Rubén Ruibal

d) Objeto de la sociedad
El objeto de esta sociedad es el siguiente: "La Sociedad tiene por objeto la comercialización de gas licuado en garrafas y/o cilindros y/o a granel por cuenta propia, o de terceros, o asociada a terceros en el país; la prestación de servicios administrativos, comerciales y técnicos. La Sociedad podrá realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o estos Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrá, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la Ley de Entidades Financieras."

Atentamente.

José Luis Bianco
Director

14


Camuzzi
Gas del Sur

018071

Buenos Aires, 30 de agosto de 2001

COMISION NACIONAL
DE VALORES

30 AGO 01 10 14:

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Estados Contables de Inicio de la sociedad controlada CS Sur S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto en nuestra nota de fecha 27 de agosto, la siguiente documentación:

(i) Los Estados Contables de Inicio de la sociedad controlada CS Sur S.A., incluyendo el correspondiente informe del auditor, certificados por contador público con firma legalizada por el respectivo consejo profesional; se adjunta asimismo copia simple de la mencionada documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES AL PERIODO
INICIADO EL 27 DE JUNIO DE 2001
Y FINALIZADO EL 30 DE JUNIO DE 2001



CS Sur S.A.

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001	
Expresados en pesos (Nota 2)	
Denominación: CS Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Comercialización de gas licuado en garrafas y/o cilindros y/o a granel	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 29 de junio de 2001
No. de inscripción en la Inspección General de Justicia: 8.399	
Fecha de vencimiento del Estatuto o Contrato Social: 29 de junio de 2100	

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
12.000	Ordinarias Escriturales	1	12.000	3.000

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

CS Sur S.A.
Número de Registro en la Inspección General de Justicia: 8.399
Balance Especial al 30 de junio de 2001
(Notas 1 a 4)

	30.06.01 $		30.06.01 $
ACTIVO		PASIVO	
ACTIVO CORRIENTE			
Caja y Bancos (Nota 5.a)	3.000		
Otros Créditos (Nota 5.b)	9.000		
Total del activo corriente	12.000		
		TOTAL DEL PASIVO	-
		PATRIMONIO NETO (Según estado respectivo)	12.000
TOTAL DEL ACTIVO	12.000	TOTAL DEL PASIVO Y PATRIMONIO NETO	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. T°. 1 F°. 77 R.A.P.U.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Evolución del Patrimonio Neto

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

(Notas 1 a 4)

	APORTE DE LOS PROPIETARIOS		
	Capital Social (Notas 1 y 7) $	Total $	Total del Patrimonio Neto $
Saldos al inicio del ejercicio	12.000	12.000	12.000
Saldos al 30.06.01	12.000	12.000	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Origen y Aplicación de Fondos

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

(Notas 1 a 4)

	30.06.01
VARIACION DE LOS FONDOS	$
Fondos al inicio del ejercicio	-
Aumento de fondos	3.000
Fondos al cierre del período	3.000
Origenes de Fondos	
Otros Origenes de Fondos	
- Integración de Capital Social	3.000
Total Otros Origenes de Fondos	3.000
Total Origenes	3.000
Aumento de Fondos	3.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Alberto Boniehowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.
Notas a los Estados Contables
Correspondientes al período
iniciado el 27 de junio de 2001
y finalizado el 30 de junio de 2001

NOTA 1: CONSTITUCION DE LA SOCIEDAD

Con fecha 27 de junio de 2001 se constituyó la Sociedad, suscribiéndose un capital de $ 12.000 y habiéndose integrado en dicha fecha el 25% del mismo. La Sociedad fue inscripta en la Inspección General de Justicia el 29 de junio de 2001.

Los presentes Estados Contables corresponden al período iniciado el 27 de junio de 2001, fecha de constitución de la Sociedad y finalizado el 30 de junio de 2001.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

La Sociedad no presenta Estado de Resultados debido a que no se registraron operaciones durante el período.

Los presentes Estados Contables y sus notas se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 son los siguientes:

a) Activos en moneda nacional

Los activos en moneda nacional están expresados por su valor nominal al cierre del período.

b) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

c) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos, se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Blanco
Presidente

NOTA 4: OBJETO DE LA SOCIEDAD

El objeto principal de la Sociedad es la comercialización de gas licuado en garrafas y/o cilindros y/o a granel.

NOTA 5: COMPOSICION DE LOS RUBROS

Balance Especial	30.06.01 $
a) Caja y Bancos	
Caja	3.000
Total	3.000
b) Otros Créditos	
- Corrientes	
Diversos	9.000
Total	9.000

NOTA 6: PLAZOS DE CREDITOS

La composición de créditos según el plazo estimado de cobro es la siguiente:

Activos

	Otros Créditos $
A vencer	
1er. Trimestre	9.000
Subtotal	9.000
Total	9.000
Que no devengan interés	9.000
Total al 30.06.01	9.000

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto y Suscripto	12.000	27.06.01	Acta Constitutiva	29.06.01
Integrado	3.000	27.06.01	Acta Constitutiva	29.06.01

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

CS Sur S.A.

Reseña informativa

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

ESTRUCTURA PATRIMONIAL

	30.06.01 $
Activo corriente	12.000
Activo no corriente	-
Total	12.000
Pasivo corriente	-
Pasivo no corriente	-
Subtotal	-
Patrimonio neto	12.000
Total	12.000

Buenos Aires, 17 de agosto de 2001.

José Luis Bianco
Presidente

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de los Auditores

Al Señor Presidente y Señores Directores de
CS Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la auditoría que hemos realizado de los estados contables de CS Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES OBJETO DE AUDITORIA

Hemos examinado el balance especial de CS Sur S.A. al 30 de junio de 2001, los correspondientes estados de evolución del patrimonio neto y de origen y aplicación de fondos por el período de 4 días iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001, así como las notas 1 a 7 y la reseña informativa.

2. ALCANCE DEL TRABAJO

Nuestro examen fue realizado de acuerdo con normas de auditoría vigentes en la República Argentina, aprobadas por el Consejo Profesional de Ciencias Económicas de la Capital Federal. Estas normas requieren que el auditor planifique y desarrolle la auditoría para formarse una opinión acerca de la razonabilidad de la información significativa que contienen los estados contables. Una auditoría incluye el examen, sobre bases selectivas, de los elementos de juicio que respaldan la información expuesta en los estados contables y la evaluación de las normas contables utilizadas en su preparación y, como parte de ello, de la razonabilidad de las estimaciones hechas por la dirección de la Sociedad.

3. DICTAMEN

En nuestra opinión, los estados contables mencionados en 1., presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de CS Sur S.A. al 30 de junio de 2001, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de 4 días iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001, de acuerdo con normas contables profesionales vigentes en la República Argentina.

PRICEWATERHOUSECOOPERS

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados con fecha 27 de julio de 2001, llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

4.2. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes N° 19.550 y 22.903 vigentes en la República Argentina y la Resolución N° 368/01 de la Comisión Nacional de Valores.

4.3. Hemos leído la reseña informativa, sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

4.4. Al 30 de junio de 2001, tal como se menciona en Nota 7 a los estados contables, el capital suscripto e inscripto asciende a $ 12.000, de los cuales $ 9.000 se encuentran pendientes de integración.

4.5. Al 30 de junio de 2001, no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, según surge de los registros contables de CS Sur S.A. a esa fecha.

Buenos Aires, 17 de agosto de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

15

RECYCLED

CBA
a de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES Nº 053568

Se ha recibido de CAMUZZI GAS [illegible] SUR SA.

la siguiente documentación complemento balance al 30/6/01 soc. art 33. CS SUR SA. (balance de inicio).

Observaciones

Buenos Aires, 30/8/01 a las 11 10 hs.

FIRMA Y SELLO



Buenos Aires, 30 de agosto de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Estados Contables de Inicio de la sociedad controlada CS Sur S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto en nuestra nota de fecha 27 de agosto, la siguiente documentación:

(i) Los Estados Contables de Inicio de la sociedad controlada CS Sur S.A., incluyendo el correspondiente informe del auditor, certificados por contador público con firma legalizada por el respectivo consejo profesional; se adjunta asimismo copia simple de la mencionada documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES AL PERIODO
INICIADO EL 27 DE JUNIO DE 2001
Y FINALIZADO EL 30 DE JUNIO DE 2001



CS Sur S.A.

ESTADOS CONTABLES AL 30 DE JUNIO DE 2001 Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001	
Expresados en pesos (Nota 2)	
Denominación: CS Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Comercialización de gas licuado en garrafas y/o cilindros y/o a granel	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 29 de junio de 2001
No. de inscripción en la Inspección General de Justicia: 8.399	
Fecha de vencimiento del Estatuto o Contrato Social: 29 de junio de 2100	

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
12.000	Ordinarias Escriturales	1	12.000	3.000

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

CS Sur S.A.
Número de Registro en la Inspección General de Justicia: 8.399
Balance Especial al 30 de junio de 2001
(Notas 1 a 4)

	30.06.01 $		30.06.01 $
ACTIVO		PASIVO	
ACTIVO CORRIENTE			
Caja y Bancos (Nota 5.a)	3.000		
Otros Créditos (Nota 5.b)	9.000		
Total del activo corriente	12.000		
		TOTAL DEL PASIVO	-
		PATRIMONIO NETO (Según estado respectivo)	12.000
TOTAL DEL ACTIVO	12.000	TOTAL DEL PASIVO Y PATRIMONIO NETO	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.
Número de Registro en la Inspección General de Justicia: 8.399
Estado de Evolución del Patrimonio Neto
Correspondiente al período iniciado el 27 de junio de 2001
y finalizado el 30 de junio de 2001
(Notas 1 a 4)

	APORTE DE LOS PROPIETARIOS		
	Capital Social (Notas 1 y 7) $	Total $	Total del Patrimonio Neto $
Saldos al inicio del ejercicio	12.000	12.000	12.000
Saldos al 30.06.01	12.000	12.000	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Origen y Aplicación de Fondos

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

(Notas 1 a 4)

	30.06.01 $
VARIACION DE LOS FONDOS	
Fondos al inicio del ejercicio	-
Aumento de fondos	3.000
Fondos al cierre del periodo	3.000
<u>Origenes de Fondos</u>	
<u>Otros Origenes de Fondos</u>	
- Integración de Capital Social	3.000
Total Otros Origenes de Fondos	3.000
Total Origenes	3.000
Aumento de Fondos	3.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
C.P.C.E.C.F. To. 1 Fo. 77 R.A.P.U.
Alberto Bonichowicz
Contador Público (U.B.A.)
C.P.C.E. CAPITAL FEDERAL
Tomo 78 - Folio 175
Ver informe profesional por separado

José Luis Bianco
Presidente

CS Sur S.A.
Notas a los Estados Contables Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

NOTA 1: **CONSTITUCION DE LA SOCIEDAD**

Con fecha 27 de junio de 2001 se constituyó la Sociedad, suscribiéndose un capital de $ 12.000 y habiéndose integrado en dicha fecha el 25% del mismo. La Sociedad fue inscripta en la Inspección General de Justicia el 29 de junio de 2001.

Los presentes Estados Contables corresponden al periodo iniciado el 27 de junio de 2001, fecha de constitución de la Sociedad y finalizado el 30 de junio de 2001.

NOTA 2: **BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES**

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

La Sociedad no presenta Estado de Resultados debido a que no se registraron operaciones durante el periodo.

Los presentes Estados Contables y sus notas se presentan en pesos.

NOTA 3: **CRITERIOS DE VALUACION**

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de junio de 2001 son los siguientes:

a) Activos en moneda nacional

Los activos en moneda nacional están expresados por su valor nominal al cierre del período.

b) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

c) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos, se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

NOTA 4: OBJETO DE LA SOCIEDAD

El objeto principal de la Sociedad es la comercialización de gas licuado en garrafas y/o cilindros y/o a granel.

NOTA 5: COMPOSICION DE LOS RUBROS

Balance Especial	30.06.01 $
a) Caja y Bancos	
Caja	3.000
Total	3.000
b) Otros Créditos	
- Corrientes	
Diversos	9.000
Total	9.000

NOTA 6: PLAZOS DE CREDITOS

La composición de créditos según el plazo estimado de cobro es la siguiente:

Activos

	Otros Créditos $
A vencer	
1er. Trimestre	9.000
Subtotal	9.000
Total	9.000
Que no devengan interés	9.000
Total al 30.06.01	9.000

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de junio de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto y Suscripto	12.000	27.06.01	Acta Constitutiva	29.06.01
Integrado	3.000	27.06.01	Acta Constitutiva	29.06.01

Inicialado a efectos de su identificación
con nuestro informe de fecha 17 de agosto de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

José Luis Bianco
Presidente

CS Sur S.A.
Reseña informativa
Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001

ESTRUCTURA PATRIMONIAL

	30.06.01 $
Activo corriente	12.000
Activo no corriente	-
Total	12.000
Pasivo corriente	-
Pasivo no corriente	-
Subtotal	-
Patrimonio neto	12.000
Total	12.000

Buenos Aires, 17 de agosto de 2001.

José Luis Bianco
Presidente

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de los Auditores

Al Señor Presidente y Señores Directores de
CS Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la auditoría que hemos realizado de los estados contables de CS Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES OBJETO DE AUDITORIA

Hemos examinado el balance especial de CS Sur S.A. al 30 de junio de 2001, los correspondientes estados de evolución del patrimonio neto y de origen y aplicación de fondos por el período de 4 días iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001, así como las notas 1 a 7 y la reseña informativa.

2. ALCANCE DEL TRABAJO

Nuestro examen fue realizado de acuerdo con normas de auditoría vigentes en la República Argentina, aprobadas por el Consejo Profesional de Ciencias Económicas de la Capital Federal. Estas normas requieren que el auditor planifique y desarrolle la auditoría para formarse una opinión acerca de la razonabilidad de la información significativa que contienen los estados contables. Una auditoría incluye el examen, sobre bases selectivas, de los elementos de juicio que respaldan la información expuesta en los estados contables y la evaluación de las normas contables utilizadas en su preparación y, como parte de ello, de la razonabilidad de las estimaciones hechas por la dirección de la Sociedad.

3. DICTAMEN

En nuestra opinión, los estados contables mencionados en 1., presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de CS Sur S.A. al 30 de junio de 2001, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de 4 días iniciado el 27 de junio de 2001 y finalizado el 30 de junio de 2001, de acuerdo con normas contables profesionales vigentes en la República Argentina.

PRICEWATERHOUSECOOPERS

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados con fecha 27 de julio de 2001, llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

4.2. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes N° 19.550 y 22.903 vigentes en la República Argentina y la Resolución N° 368/01 de la Comisión Nacional de Valores.

4.3. Hemos leído la reseña informativa, sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

4.4. Al 30 de junio de 2001, tal como se menciona en Nota 7 a los estados contables, el capital suscripto e inscripto asciende a $ 12.000, de los cuales $ 9.000 se encuentran pendientes de integración.

4.5. Al 30 de junio de 2001, no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, según surge de los registros contables de CS Sur S.A. a esa fecha.

Buenos Aires, 17 de agosto de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

TRANSLATION

CAMUZZI GAS DEL SUR

August 30, 2001

To the
Bolsa de Comercio de Buenos Aires

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with our note dated August 27, the following documents:

(i) the Financial Statements related to the commencement of operations of the subsidiary company CS Sur S.A., including the pertaining auditors' report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER78.CGS; November 6, 2001

16

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ORIGINAL

BCBA
Bolsa de Comercio de Buenos Aires

N° 053416

BOLSA DE COMERCIO DE BUENOS AIRES

a recibido de .... CAMUZZI GAS PAMPEANA SA. ....

....

guiente documentación .... respuesta a nota BA ....
163462.

....

....

....

....

ervaciones ....

....

....

....

Buenos Aires, ... 3/9/01 .... a las .... 16 25 .... hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO



Buenos Aires, 03 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: F.A. 163462 – Estados Contables al 30.06.01.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de dar respuesta a vuestra vista de referencia.

Al respecto informamos que Transportadora de Gas del Sur S.A. inició una acción declarativa ante la Corte Suprema de Justicia de la Nación, tendiente a que se declare la inconstitucionalidad del reclamo de la Provincia de Río Negro. La Corte, hizo lugar a la medida de no innovar solicitada por la transportadora, hasta tanto no se resuelva la cuestión de fondo.

En virtud de la medida cautelar concedida, Transportadora de Gas del Sur S.A. no ha depositado a la fecha suma alguna. Tampoco inició ningún tipo de acción de repetición contra esta Sociedad.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

September 3, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: F.A. 163462. Financial Statements as of June 30, 2001.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of answering your above-referenced notice.

In that sense, we inform that Transportadora de Gas del Sur S.A. has filed a declaratory proceeding with the Argentine Supreme Court, to declare the unconstitutionality of the claim of the Province of Río Negro. The Court granted the preliminary injunction requested by the transportation company, until the final resolution of the claim.

By virtue of the relief granted, Transportadora Gas del Sur S.A. has not deposited any amount as of the date hereof. The transportation company has not filed any action against the Company in connection with the reimbursement of the amounts paid.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

17

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Camuzzi
Gas Pampeana

Buenos Aires, 05 de septiembre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Transparencia en el ámbito de la oferta pública.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de informar lo siguiente:

El Directorio de la Sociedad, resolvió en forma unánime convocar a Asamblea General Ordinaria y Extraordinaria para considerar la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la Asamblea de accionistas de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y la delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones asamblearias.

La citada Asamblea se realizará el día 16 octubre de 2001, a las 11,30 horas, en la Sede Social.

Atentamente,

Michael Morgan
Presidente

18

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Camuzzi
Gas del Sur

Buenos Aires, 05 de septiembre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Transparencia en el ámbito de la oferta publica.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de informar lo siguiente:

El Directorio de la Sociedad, resolvió en forma unánime convocar a Asamblea General Ordinaria y Extraordinaria para considerar la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la Asamblea de accionistas de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y la delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones asamblearias.

La citada Asamblea se realizará el día 16 octubre de 2001, a las 10,30 horas, en la Sede Social.

Atentamente,

Michael Morgan
Presidente

19

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BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054234

Se ha recibido de Camuzzi Gas Pampeana S.A.

la siguiente documentación Nota inf. s/ celebración de A. Unánime para tratar ampliación del monto máximo de Programa Global de co-emisión de O.N. —

Observaciones

Buenos Aires, 6-P-0[illegible] a las 11:35 hs.

Dra. PATRICIA M. GONZALEZ
Jefa de Información Contable
y Control
FIRMA Y SELLO
B.C.B.A.


Camuzzi
Gas Pampeana

Buenos Aires, 05 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información relevante art. 23.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de informar lo siguiente:

El Directorio de la Sociedad, resolvió en forma unánime convocar a Asamblea General Ordinaria y Extraordinaria para considerar la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la Asamblea de accionistas. de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y la delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones asamblearias.

La citada Asamblea se realizará el día 16 octubre de 2001, a las 11,30 horas, en la Sede Social.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

September 5, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Relevant information. Section No. 23

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 4891-2240, for the purpose of informing that:

The Company's Board of Directors unanimously resolved to call for an Ordinary and Extraordinary General Meeting to consider the increase of the outstanding maximum amount of the global program for the co-issue of unsecured notes non-convertible into shares established by the Company and Camuzzi Gas del Sur S.A., approved by the Company's Shareholders' Meeting held on November 8, 1996, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years as from its original maturity date and delegating upon the Board of Directors the powers necessary to carry out the advisable or convenient steps to implement the resolutions adopted by the Meeting.

The above-mentioned Meeting will be held on October 16, 2001, at 11.30 a.m. at the corporate office.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE119.CGP; November 6, 2001

20

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CBA
de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054233

Se ha recibido de Comisazzi Fis del Sur

la siguiente documentación Nota inf. s/ comunicación de mínimo para tratar ampliación de monto máximo de Programa Global de co-emisión de O.N.

Observaciones

Buenos Aires, 6-9-0 a las 11:35 hs.

Dra. PATRICIA A. GONZALEZ
Gerencia de Información Societaria y Control Reglamentario
B.C.B.A.

FIRMA Y SELLO

BOLSA DE COMERCIO DE BUENOS AIRES


Camuzzi
Gas del Sur

Buenos Aires, 05 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información relevante – Art. 23.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de informar lo siguiente:

El Directorio de la Sociedad, resolvió en forma unánime convocar a Asamblea General Ordinaria y Extraordinaria para considerar la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la Asamblea de accionistas de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y la delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones asamblearias.

La citada Asamblea se realizará el día 16 octubre de 2001, a las 10,30 horas, en la Sede Social.

Atentamente,

G M Morgan

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS DEL SUR

September 5, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Relevant information. Section No. 23

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 4891-2240, for the purpose of informing that:

The Company's Board of Directors unanimously resolved to call for an Ordinary and Extraordinary General Meeting to consider the increase of the outstanding maximum amount of the global program for the co-issue of unsecured notes non-convertible into shares established by the Company and Camuzzi Gas Pampeana S.A., approved by the Company's Shareholders' Meeting held on November 8, 1996, from a nominal value of U.S.$200,000,000 or its equivalent in one or more currencies up to a nominal amount of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such Program and extending the term thereof for five years as from its original maturity date and delegating upon the Board of Directors the powers necessary to carry out the advisable or convenient steps to implement the resolutions adopted by the Meeting.

The above-mentioned Meeting will be held on October 16, 2001, at 10.30 a.m. at the corporate office.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER79.CGS; November 6, 2001



Camuzzi
Gas Pampeana

0 1 9 c 0 0

Buenos Aires, 06 de septiembre de 2001

DE VALORES

7 SEP 01 14 30

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: SC: C.N.V. n° 5399/emi.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 270, piso 4°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de dar cumplimiento a lo solicitado en vuestra nota de la referencia.

En tal sentido, adjuntamos copia de la nota presentada ante la Bolsa de Comercio de Buenos Aires en respuesta a su nota n° 163.462, de fecha 21 de agosto, en la cual se nos solicita información respecto a la nota 16.d.5) a los Estados Contables al 30 de junio de 2001.

Atentamente,

Michael Morgan
Presidente

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 053416

Se ha recibido de CAMUZZI GAS PAMPEANA S.A.

la siguiente documentación respuesta a nota DA 163462.

Observaciones

Buenos Aires, 3/9/01 a las 16 25 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 03 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: F.A. 163462 – Estados Contables al 30.06.01.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de dar respuesta a vuestra vista de referencia.

Al respecto informamos que Transportadora de Gas del Sur S.A. inició una acción declarativa ante la Corte Suprema de Justicia de la Nación, tendiente a que se declare la inconstitucionalidad del reclamo de la Provincia de Río Negro. La Corte, hizo lugar a la medida de no innovar solicitada por la transportadora, hasta tanto no se resuelva la cuestión de fondo.

En virtud de la medida cautelar concedida, Transportadora de Gas del Sur S.A. no ha depositado a la fecha suma alguna. Tampoco inició ningún tipo de acción de repetición contra esta Sociedad.

Atentamente,

M Morgan

Michael Morgan
Presidente

22

RECYCLED



019574

Buenos Aires, 7 de septiembre de 2001.

COMISION NACIONAL
DE VALORES

12 SET 01 13 48

Señores
Comisión Nacional
de Valores
Presente

Ref.: Constitución de Domicilio.

RECIBIDO

De mi consideración:

En mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), me dirijo a Uds. con el propósito establecer como domicilio constituido al sito en Alicia Moreau de Justo 270, piso 4°, (C1107AAF) Ciudad de Buenos Aires, fascímile 4891-2240, a los efectos que corresponden.

Atentamente,

M Morgan

Michael Morgan
Presidente

23

RECYCLED


Camuzzi
Gas del Sur

Buenos Aires, 7 de septiembre de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Constitución de Domicilio.

De mi consideración:

En mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), me dirijo a Uds. con el propósito de establecer como domicilio constituido al sito en Alicia Moreau de Justo 270, piso 4°, (C1107AAF) Ciudad de Buenos Aires, fascímile 4891-2240, a los efectos que corresponden.

Atentamente,

Michael Morgan
Presidente

BA
Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054038

Se ha recibido de Camuzzi Gas Pampeana S.A.

la siguiente documentación Constitución de domicilio

Observaciones

Buenos Aires, 12-9-01 a las 14 05 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 7 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Constitución de Domicilio.

De mi consideración:

En mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), me dirijo a Uds. con el propósito de establecer como domicilio constituido al sito en Alicia Moreau de Justo 270, piso 4°, (C1107AAF) Ciudad de Buenos Aires, fascímile 4891-2240, a los efectos que corresponden.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

September 7, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Establishment of Domicile

I address you in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purposes of establishing the Company's domicile at Alicia Moreau de Justo 270, 4th floor, (C1107AAF) City of Buenos Aires, facsimile No. 48 91 22 40, for applicable purposes.

Yours truly,

[Illegible signature]
Michael Morgan
President

L:\D502IG\LETTE120.CGP; November 6, 2001

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

N° 054039

BOLSA DE COMERCIO DE BUENOS AIRES

Se ha recibido de ....Camuzzi Gas del Sur........

la siguiente documentación ....Constitución de domicilio........

Observaciones ....

Buenos Aires, 12-9-01 .... a las 14.04 .... hs.

FIRMA Y SELLO


Camuzzi
Gas del Sur

Buenos Aires, 7 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Constitución de Domicilio.

De mi consideración:

En mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), me dirijo a Uds. con el propósito de establecer como domicilio constituido al sito en Alicia Moreau de Justo 270, piso 4°, (C1107AAF) Ciudad de Buenos Aires, fascímile 4891-2240, a los efectos que corresponden.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS DEL SUR

September 7, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Establishment of Domicile

I address you in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), for the purposes of establishing the Company's domicile at Alicia Moreau de Justo 270, 4th floor, (C1107AAF) City of Buenos Aires, facsimile No. 48 91 22 40, for applicable purposes.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER80.CGS; November 6, 2001

26



0 2 0 3 3 0

Buenos Aires, 13 de septiembre de 2001.

COMISION NACIONAL
DE VALORES
18 SEP 01 12 23
RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Asamblea General Ordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria, el día 24 de octubre del corriente año, a las 11 horas, en la sede social.

Asimismo, y de conformidad con el art. 4 del capítulo II, libro n° 1 de las Normas de la CNV, adjunto la siguiente documentación:

- Texto del acta de Directorio por la cual se convoca a Asamblea.
- Texto de la convocatoria.

Atentamente,

M Morgan

Michael Morgan
Presidente

__ACTA N° 158__: En la ciudad de Buenos Aires, a los 29 días del mes de agosto de 2001, siendo las 12 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS PAMPEANA S.A. que firman al pie, señores Directores Michael Morgan, Martín Juan Blaquier, Pietro Mazzolini, José Luis Bianco, Santiago Albarracín y Gianni Fanin, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: **1) Consideración de la adquisición de Compañía de Gas de la Costa - Convocatoria a Asamblea.** Toma la palabra el señor Gerente General quien informa a los presentes el estado de avance en las negociaciones y solicita al Directorio que considere la adquisición de Compañía de Gas de la Costa y la firma de los documentos propuestos por el señor Gerente General y el CLO de la Sociedad. Luego de considerar lo expuesto por el Gerente General, los señores Directores resuelven por unanimidad aprobar esta adquisición y convocar a Asamblea de Accionistas para que apruebe dicho negocio, de conformidad con el artículo 16 inciso (a) del Estatuto Social. A continuación, y luego de una breve deliberación, los señores Directores resuelven por unanimidad aprobar la adquisición de Compañía de Gas de la Costa y autorizar a los apoderados a firmar los contratos y documentos propuestos por el señor Gerente General y el CLO los que se inicialan y agregan a los archivos de este Directorio, ad referendum de la aprobación por parte de la Asamblea de Accionistas. Asimismo, los señores Directores resuelven por unanimidad convocar a Asamblea General Ordinaria para el día 24 de octubre de 2001, a las 11 horas, en la sede social, a efectos de tratar el siguiente orden del día: 1) Designación de dos accionistas para aprobar y firmar el acta de Asamblea. 2) Consideración de la adquisición de Compañía de Gas de la Costa. No habiendo más asuntos que tratar, se levantó la sesión siendo las 12,30 horas.

George Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Convócase a Asamblea General Extraordinaria de Accionistas de Camuzzi Gas Pampeana S.A., para el día 24 de octubre de 2001 a las 11 horas en Av. Alicia Moreau de Justo 240 Piso 3° de Capital Federal para tratar el siguiente Orden del Día: 1) Designación de dos accionistas para aprobar y firmar el acta de Asamblea; y 2) Consideración de la adquisición de Compañía de Gas de la Costa.

Nota 1: Los accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación hasta el 18 de octubre de 2001 en la Av. Alicia Moreau de Justo 240 3° piso, Capital Federal, en el horario de 9 a 17 horas.

Nota 2: La documentación correspondiente se encuentra a disposición de los señores accionistas en Av. Alicia Moreau de Justo 240, 3° piso, Capital Federal, de 9 a 17 horas.

George Michael Morgan
Presidente

27

RECYCLED



0 2 0 3 6 0

Buenos Aires, 13 de septiembre de 2001.

COMISION NACIONAL
DE VALORES
18 SEP 01 12 24
RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Asamblea General Ordinaria y Extraordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria y Extraordinaria, el día 16 de octubre del corriente año, a las 11 horas, en la sede social.

Asimismo, y de conformidad con el art. 4 del capítulo II, libro n° 1 de las Normas de la CNV, adjunto la siguiente documentación:

- Texto del acta de Directorio por la cual se convoca a Asamblea.
- Texto de la convocatoria.

Atentamente,

Michael Morgan
Presidente

ACTA N° 155: En la ciudad de Buenos Aires, a los 5 días del mes de septiembre de 2001, siendo las 11 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS DEL SUR S.A. que firman al pie, señores Directores George Michael Morgan, Martín Juan Blaquier, Vicente Serra, José Luis Bianco, Gianni Fanin y Roberto Jimeno, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: 1. **Convocatoria a Asamblea General Ordinaria y Extraordinaria**: Toma la palabra el señor Presidente y manifiesta que la presente reunión tiene por objeto tratar la convocatoria a una Asamblea General Ordinaria y Extraordinaria con relación a (i) la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 (el "Programa"), desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, (ii) la prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y (iii) el otorgamiento de ciertas facultades al Directorio a fin de que implemente lo resuelto por la Asamblea. Luego de una breve deliberación, los Directores resuelven por unanimidad convocar a Asamblea General Ordinaria y Extraordinaria para el día 16 de octubre de 2001, a las 10:30, en la sede social, para tratar el siguiente orden del día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal

de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de

colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

4° *Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400* modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062.

Sometida al Directorio la propuesta del señor Presidente, y luego de un breve debate, la misma resulta aprobada por unanimidad. No habiendo más asuntos que tratar, se levantó la sesión siendo las 12 horas.

Michael Morgan
Presidente



Camuzzi Gas del Sur S.A.

Convócase a Asamblea General Ordinaria y Extraordinaria de Accionistas de Camuzzi Gas del Sur S.A., para el día 16 de octubre de 2001 a las 10,30 horas en Av. Alicia Moreau de Justo 240 Piso 3° de Capital Federal para tratar el siguiente Orden del Día: 1° Designación de dos accionistas para aprobar y firmar el acta a labrarse de la Asamblea; 2° Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la Asamblea de accionistas de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original; 3° Delegación en el Directorio de la facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la Securities and Exchange Commission de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación - según corresponda -, y demás condiciones y

características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras y organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa; 4° Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062.

Nota 1: Los accionistas cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación hasta el 10 de octubre de 2001 en la Av. Alicia Moreau de Justo 240 3° piso, Capital Federal, en el horario de 9 a 17 horas.
Nota 2: La documentación correspondiente se encuentra a disposición de los señores accionistas en Av. Alicia Moreau de Justo 240, 3° piso, Capital Federal, de 9 a 17 horas.

George Michael Morgan
Presidente

28



BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054079

Se ha recibido de Camuzzi Gas Pampeana

la siguiente documentación Aviso de convocatoria p/ Extraord. p/el 24-10-01. y Acta de Directorio

Observaciones

Buenos Aires, 18-9-01 a las 12 40 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 13 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Asamblea General Ordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Bolsa de Comercio de Buenos Aires, en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria, el día 24 de octubre del corriente año, a las 11 horas, en la sede social.

Asimismo, y de conformidad con el art. 74 del Reglamento de Cotización, adjunto el texto del acta de Directorio por la cual se convoca a Asamblea y de la correspondiente convocatoria.

Atentamente,

Michael Morgan
Presidente

BCBA033

TRANSLATION

CAMUZZI GAS PAMPEANA

September 13, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Ordinary General Shareholders' Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purpose of informing that the Company has resolved to hold an Ordinary General Shareholders' Meeting on October 24, 2001, at 11 a.m., at the corporate office.

Furthermore, and in accordance with section 74 of the Listing Rules, I hereby attach the Board of Directors' Minutes and the call to such Meeting.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

29

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BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054080

Se ha recibido de Camuzzi Gas del Sur S.A.

la siguiente documentación Aviso de convocatoria p. Ord/Extraord. p/ el 16-10-01.

Observaciones

Buenos Aires, 18-9-01 a las 12.45 hs.

FIRMA Y SELLO


Camuzzi
Gas del Sur

Buenos Aires, 13 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Asamblea General Ordinaria y Extraordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Bolsa de Comercio de Buenos Aires, en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria y Extraordinaria, el día 16 de octubre del corriente año, a las 11 horas, en la sede social.

Asimismo, y de conformidad con el art. 124 del Reglamento de Cotización, adjunto el texto de la convocatoria a la mencionada Asamblea.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS DEL SUR

September 13, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Ordinary and Extraordinary General Shareholders' Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), for the purpose of informing that the Company has resolved to hold an Ordinary and Extraordinary General Shareholders' Meeting on October 16, 2001, at 11 a.m., at the corporate office.

Furthermore, and in accordance with section 124 of the Listing Rules, I hereby attach the text of the call to such Meeting.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER81.CGS; November 6, 2001



0 2 0 3 3 9

COMISION NACIONAL
DE VALORES
18 SEP 01 12 24
RECIBIDO

Buenos Aires, 13 de septiembre de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Asamblea General Ordinaria y Extraordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria y Extraordinaria, el día 16 de octubre del corriente año, a las 11,30 horas, en la sede social.

Asimismo, y de conformidad con el art. 4 del capítulo II, libro n° 1 de las Normas de la CNV, adjunto la siguiente documentación:

- Texto del acta de Directorio por la cual se convoca a Asamblea.
- Texto de la convocatoria.

Atentamente,

George Michael Morgan
Presidente

CNV29

ACTA N° 160: En la ciudad de Buenos Aires, a los 5 días del mes de septiembre de 2001, siendo las 10 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS PAMPEANA S.A. que firman al pie, señores Directores George Michael Morgan, Martín Juan Blaquier, Vicente Serra, José Luis Bianco, Santiago Albarracín y Gianni Fanin, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: 1. **Convocatoria a Asamblea General Ordinaria y Extraordinaria**: Toma la palabra el señor Presidente y manifiesta que la presente reunión tiene por objeto tratar la convocatoria a una Asamblea General Ordinaria y Extraordinaria con relación a (i) la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 (el "Programa"), desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, (ii) la prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original y (iii) el otorgamiento de ciertas facultades al Directorio a fin de que implemente lo resuelto por la Asamblea. Luego de una breve deliberación, los Directores resuelven por unanimidad convocar a Asamblea General Ordinaria y Extraordinaria para el día 16 de octubre de 2001, a las 11:30, en la sede social, para tratar el siguiente orden del día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal

de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de

Camuzzi Gas Pampeana S.A.

Convócase a Asamblea General Ordinaria y Extraordinaria de Accionistas de Camuzzi Gas Pampeana S.A., para el día 16 de octubre de 2001 a las 11,30 horas en Av. Alicia Moreau de Justo 240 Piso 3° de Capital Federal para tratar el siguiente Orden del Día: 1° Designación de dos accionistas para aprobar y firmar el acta a labrarse de la Asamblea; 2° Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la Asamblea de accionistas de la Sociedad celebrada el 8 de noviembre e de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra un otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original; 3° Delegación en el Directorio de la facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la Securities and Exchange Commission de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación - según corresponda -, y demás condiciones y

características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras y organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa

Nota 1: Los accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación hasta el 10 de octubre de 2001 en la Av. Alicia Moreau de Justo 240 3° piso, Capital Federal, en el horario de 9 a 17 horas.
Nota 2: La documentación correspondiente se encuentra a disposición de los señores accionistas en Av. Alicia Moreau de Justo 240, 3° piso, Capital Federal, de 9 a 17 horas.

G M Morgan
George Michael Morgan
Presidente

BA

de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054081

Se ha recibido de [illegible] SA

la siguiente documentación Aviso de convocatoria A. Ord/Ext. p/ el 16-10-01 / Acta de Directorio

Observaciones

Buenos Aires, 18-9-01 a las 12 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 13 de septiembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Asamblea General Ordinaria y Extraordinaria de Accionistas.

De mi consideración:

Tengo del agrado de dirigirme a la Bolsa de Comercio de Buenos Aires, en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a fines de informar que la Sociedad ha resuelto celebrar una Asamblea General Ordinaria y Extraordinaria, el día 16 de octubre del corriente año, a las 11,30 horas, en la sede social.

Asimismo, y de conformidad con el art. 74 del Reglamento de Cotización, adjunto el texto del acta de Directorio por la cual se convoca a Asamblea y de la correspondiente convocatoria.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

September 13, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Ordinary and Extraordinary General Shareholders' Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purpose of informing that the Company has resolved to hold an Ordinary and Extraordinary General Shareholders' Meeting on October 16, 2001, at 11.30 a.m., at the corporate office.

Furthermore, and in accordance with section 74 of the Listing Rules, I hereby attach the Board of Directors' Minutes and the call to such Meeting.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE122.CGP; November 6, 2001

32

RECYCLED

MUÑOZ DE TORO & MUÑOZ DE TORO
ATTORNEYS AND COUNSELLORS AT LAW
ALICIA MOREAU DE JUSTO 740, LOFT 212
PUERTO MADERO
1107 - BUENOS AIRES, ARGENTINA
(54-11) 43 43 34 88

(54-11) 43 43 86 63
mdtmdt@mdtmdt.com
DIRECT DIAL
(54-11) 43 43

LEGAL PRACTICE GROUP INCLUDES
ATTORNEYS ADMITTED TO PRACTICE LAW IN :

ARGENTINA
UNITED STATES
CALIFORNIA
CONNECTICUT
NEW MEXICO
NEW YORK
TEXAS
SPAIN

TRANSLATION GROUP INCLUDES
TRANSLATORS ACCREDITED BY:

AMERICAN TRANSLATORS ASSOCIATION
BUENOS AIRES TRANSLATORS ASSOCIATION

3 de octubre de 2001

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades") Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") a fin de acompañar un proyecto preliminar del prospecto relativo al aumento del monto y la prórroga de vencimiento del Programa de las Sociedades (el "Prospecto") (v. Anexo I).

En tal sentido, teniendo en cuenta la reforma introducida por la Resolución General N° 364/01 de la CNV y sus modificatorias, y la vigencia del Decreto N° 677/01 del Poder Ejecutivo Nacional, como así también las condiciones actuales del mercado, consideramos conveniente realizar una presentación preliminar a la CNV a fin de que revise el Prospecto y realice las observaciones que estime convenientes, de modo de permitir a las Sociedades contar con un documento para la oferta de sus valores negociables en cuanto la situación del mercado lo permita.

En tal sentido, cabe destacar que las Sociedades han convocado a asamblea de accionistas para el próximo 16 de octubre de 2001 a fin de considerar el aumento del monto y la prórroga del vencimiento del Programa. Una vez realizadas dichas asambleas, se adjuntará a la CNV una versión final del prospecto (incluyendo los comentarios de la CNV sobre la versión adjunta) y la totalidad de la documentación pendiente.

Atentamente.

Fernando Muñoz de Toro

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Alicia Moreau de Justo 740, Loft 212
Puerto Madero
C1107AAP - Buenos Aires, Argentina

Telephone (54-11) 43 43 34 88
Facsimile (54-11) 43 43 86 63
mdtmdt@mdtmdt.com
www.mdtmdt.com

Please deliver to: David Dalmasso sent

Company name: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.

Telephone number: (54-11) 43 19 48 30

Facsimile number: (54-11) 43 15 64 43

From: Fabián D'Aiello
Sebastián Córdova Moyano

Date: October 5, 2001

Number of pages (including this page): 3

MESSAGE

Adjuntamos copia de la presentación realizada ante la Comisión Nacional de Valores.

Saludos.

00733

Client Number: 05 Matter Number: 6403 Authorized by: [signature] Sent by: [signature]

INFORME DE CONFIRMACION

05-10-01 10:23 N.: 4343 8663 NOMB: MUNOZ DE TORO

TIPO : TRANSMISION

No.	HORA	MARC.	ID TERMINAL REMOTA	PAGS	No.TRAB	RESULT
01	10:22	MANUAL	+541 3156442	3		OK

Dalmasso.

ANEXO I

PROSPECTO

CAMUZZI GAS PAMPEANA S.A. CAMUZZI GAS DEL SUR S.A.

U$S 300.000.000

Pagaderas en forma solidaria por las Sociedades

Programa de Emisión de Obligaciones Negociables de Mediano Plazo

---

Camuzzi Gas Pampeana S.A. ("Gas Pampeana" o "Pampeana") y Camuzzi Gas del Sur ("Gas del Sur" o "Sur", junto con Pampeana, las "Sociedades" o las "Emisoras" e individualmente la "Sociedad" o la "Emisora"), cada una de ellas una sociedad anónima debidamente constituida conforme a las leyes de la República Argentina (la "Argentina"), podrán ofrecer en cualquier momento obligaciones negociables (las "Obligaciones Negociables") pagaderas en forma solidaria por las Sociedades. Las Obligaciones Negociables podrán ser emitidas en una o más Clases (según se define más adelante) por un monto de capital total de hasta USS 300.000.000 en cualquier momento en circulación (o su equivalente en otras monedas), de conformidad con un contrato de fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso"). Las Obligaciones Negociables tendrán vencimientos de 30 días a 30 años a partir de la fecha de emisión (la "Fecha de Emisión") indicada en el informe de términos y condiciones correspondiente (el "Informe de Términos y Condiciones"). Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. El Informe de Términos y Condiciones correspondiente indicará, junto con los términos de la oferta de las Obligaciones Negociables, la designación del monto de capital de la clase, el monto de capital total, las denominaciones autorizadas y la moneda en la cual podrán ser adquiridas las Obligaciones Negociables; asimismo, establecerá la moneda en la cual serán pagados el capital y el interés, el precio de compra, el vencimiento, las tasas de interés, las fechas de pago del interés, los términos del rescate y otros términos específicos, incluyendo si cotizan en una determinada bolsa de comercio. Excepto en los casos indicados en este Prospecto o en el Informe de Términos y Condiciones correspondiente, los pagos de capital, interés, sumas adicionales (las "Sumas Adicionales"), si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos. A menos que el Informe de Términos y Condiciones disponga lo contrario, las Obligaciones Negociables no podrán rescatarse antes de su vencimiento, excepto en caso de producirse ciertas modificaciones que afecten el tratamiento fiscal aplicable a las Obligaciones Negociables en la Argentina. Ver la sección *"Descripción de las Obligaciones Negociables — Rescate y recompra — Rescate por razones impositivas; Sumas Adicionales"*.

Las Obligaciones Negociables podrán emitirse en forma nominativa o, en la medida en que lo permita la legislación aplicable, al portador. Asimismo, la totalidad o una parte de las Obligaciones Negociables de una Clase podrá emitirse en forma global. Ver la sección *"Descripción de las Obligaciones Negociables — Forma y denominación"*. Las Obligaciones Negociables emitidas al portador estarán sujetas a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Las Obligaciones Negociables emitidas al portador estarán también sujetas a las limitaciones establecidas por las leyes impositivas federales de los Estados Unidos y no podrán ser ofrecidas, vendidas ni entregadas dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (según se las define en la Regulación S), excepto en ciertas circunstancias permitidas por las regulaciones impositivas de dicho país. Ver la sección *"Descripción de las Obligaciones Negociables — Forma y denominación — Limitaciones a la emisión de Obligaciones Negociables al Portador"*.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, con garantía común y solidarias de cada una de las Sociedades y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de cada una de las Sociedades que se encuentre en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Cada una de las Sociedades será solidariamente responsable por el pago del capital, interés, Sumas Adicionales, si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables. Las Obligaciones Negociables constituirán "obligaciones negociables" en los términos de la Ley N° 23.576 y sus modificatorias (la "Ley de Obligaciones Negociables") y se emitirán de conformidad con todas las disposiciones aplicables de la misma y cualquier otra ley y/o regulación argentina aplicable. Ver la sección *"Descripción de las Obligaciones Negociables — Generalidades"*.

Las Obligaciones Negociables podrán ser ofrecidas directamente por las Sociedades o a través de agentes o colocadores designados por las Sociedades (los "Agentes" y los "Colocadores", respectivamente). Todo Agente o Colocador se identificará en el Informe de Términos y Condiciones correspondiente. El presente prospecto (el "Prospecto") no podrá ser utilizado para la venta de las Obligaciones Negociables si no está acompañado del Informe de Términos y Condiciones correspondiente. Las Emisoras se reservan el derecho de retener, cancelar o modificar toda oferta prevista en el presente y en el Informe de Términos y Condiciones correspondiente, sin necesidad de notificación previa. Ver la sección *"Suscripción y venta"*.

Las Obligaciones Negociables serán ofrecidas públicamente en la Argentina directamente por las Sociedades o a través de Agentes o Colocadores autorizados de acuerdo con los términos y condiciones establecidos en este Prospecto y en el Informe de Términos y Condiciones correspondiente. Asimismo, las Obligaciones Negociables podrán ofrecerse, de acuerdo con los términos y condiciones establecidos en una versión en inglés substancialmente similar al Prospecto y a los Informes de Términos y Condiciones que correspondan, (i) en transacciones fuera de los Estados Unidos al amparo de la *Regulation S* (la "Regulación S") de la *United States Securities Act of 1933* y sus modificaciones (la "Ley de Títulos Valores de los Estados Unidos") y (ii) en los Estados Unidos, a *qualified institutional buyers* ("Compradores Institucionales Calificados" o "QIBs") (según los define la *Rule 144A* (la "Resolución 144A") de la Ley de Títulos Valores de los Estados Unidos) y a *institutional accredited investors* ("Inversores Institucionales Acreditados") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1),(2),(3) o (7) de la *Regulation D* (la "Resolución D") de la Ley de Títulos Valores de los Estados Unidos y que no sea un Comprador Institucional Calificado). Ver la sección *"Restricciones a la transferencia"*.

Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires (la "BCBA") y/o en cualquier otra bolsa o mercado según se indique en el Informe de Términos y Condiciones correspondiente. Asimismo, se podrá solicitar autorización para que las Obligaciones Negociables vendidas al amparo de la Resolución 144A se negocien en el *Private offering, resales and trading through automatic linkage System* (el "Sistema PORTAL") de la *National Association of Securities Dealers, Inc.* en los Estados Unidos. Ver la sección *"Información relevante"*.

Para un análisis de ciertos factores que deben ser considerados por los eventuales inversores en las Obligaciones Negociables, ver la sección *"Factores de riesgo"*.

LA CREACION DEL PROGRAMA, LA EXTENSION DE SU PLAZO DE VENCIMIENTO Y EL AUMENTO DE SU MONTO MAXIMO HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES ("CNV") MEDIANTE CERTIFICADOS N° 136 Y N° [ ] DE FECHAS 6 DE DICIEMBRE DE 1996 Y [ ] DE OCTUBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON LOS REQUISITOS ESTABLECIDOS EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LOS DATOS CONTENIDOS EN ESTE PROSPECTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PRESENTE PROSPECTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DEL ORGANO DE FISCALIZACION DE LAS SOCIEDADES Y DE LOS AUDITORES QUE SUSCRIBEN SUS RESPECTIVOS INFORMES SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PRESENTE PROSPECTO CONTIENE, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y DE TODA AQUELLA QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

[COMPLETAR]

La fecha de este Prospecto es [__] de octubre de 2001

Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión y fecha de vencimiento, que sean pagaderas en la misma moneda, que devenguen interés a la misma tasa y cuyos términos sean por lo demás idénticos, con excepción de las denominaciones (cada una, una "Clase"), que se vendan en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una única Obligación Negociable global permanente no restringida, en forma definitiva, nominativa, sin cupones de interés (la "Obligación Negociable Nominativa Global No Restringida") o, si las Obligaciones Negociables de una Clase pudieran emitirse al portador, una Obligación Negociable al portador global definitiva (la "Obligación Negociable al Portador Global Definitiva") con o sin cupones de interés (los "Cupones") o, a opción de las Emisoras, una Obligación Negociable al portador global temporaria sin Cupones (la "Obligación Negociable al Portador Global Temporaria", junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), la cual podrá ser canjeable total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por participaciones en una Obligación Negociable al Portador Global Definitiva con o sin Cupones o por Obligaciones Negociables al portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular"), o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente. La Obligación Negociable Nominativa Global No Restringida será depositada con un custodio a nombre de quien designe *The Depository Trust Company* ("DTC") para las cuentas del Sistema Euroclear ("Euroclear") y Clearstream Banking, société anonyme ("Clearstream"). Con anterioridad al vencimiento de un período de 40 días a partir de la finalización de la distribución de cualquier Clase de Obligaciones Negociables (el "Período Restringido"), las participaciones en la Obligación Negociable Nominativa Global No Restringida que representen Obligaciones Negociables de dicha Clase sólo podrán ser mantenidas a través de Euroclear y Clearstream. La Obligación Negociable al Portador Global Definitiva o, si fuera aplicable, la Obligación Negociable al Portador Global Temporaria, será depositada a más tardar el día de emisión con un depositario común para la cuenta de Euroclear y Clearstream (el "Depositario Común"). En el caso de una Obligación Negociable al Portador Global Temporaria, a partir del 40° día posterior a la fecha de emisión original y compra de dicha Obligación Negociable, inclusive (la "Fecha de Canje"), las participaciones en dicha Obligación Negociable al Portador Global Temporaria podrán ser canjeadas, en su totalidad o en parte, por participaciones en una Obligación Negociable al Portador Global Definitiva o por Obligaciones Negociables al Portador Cartulares, o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente, contra certificación de no calificar como beneficiario de los Estados Unidos de acuerdo con la legislación de dicho país. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las participaciones en la Obligación Negociable al Portador Global Definitiva serán canjeables por Obligaciones Negociables al Portador Cartulares sólo en ciertas circunstancias descriptas más adelante. Ver la sección "*Descripción de las Obligaciones Negociables – Forma y denominación*".

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables en forma nominativas cartulares sin Cupones (las "Obligaciones Negociables Nominativas Cartulares") y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una única Obligación Negociable global permanente restringida en forma definitiva, nominativa, sin Cupones (la "Obligación Negociable Nominativa Global Restringida", junto con cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Globales Nominativas") que será depositada con un custodio a nombre de quien designe DTC. Las Obligaciones Negociables representadas por las Obligaciones Negociables Globales Nominativas se negociarán en el Sistema de Liquidación Diaria de Fondos de DTC. La negociación de dichas Obligaciones Negociables en los mercados secundarios será, por lo tanto, liquidada en fondos de disponibilidad inmediata. Las participaciones en una Obligación Negociable Nominativa Global estarán asentadas en los registros llevados por DTC y sus participantes directos e indirectos, incluyendo a Euroclear y Clearstream, y las transferencias se efectuarán sólo a través de dichos registros. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de

Obligaciones Negociables Cartulares Nominativas. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

En todos los casos, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

EN RELACION CON LA EMISION Y DISTRIBUCION DE CUALQUIER CLASE DE OBLIGACIONES NEGOCIABLES DE ACUERDO CON EL PROGRAMA, EL COLOCADOR CORRESPONDIENTE QUE ACTUE COMO AGENTE ESTABILIZADOR CONFORME AL INFORME DE TERMINOS Y CONDICIONES (SI LO HUBIERE), PODRA REALIZAR OFERTAS ADICIONALES O EFECTUAR TRANSACCIONES QUE ESTABILICEN O MANTENGAN EL PRECIO DE MERCADO DE LAS OBLIGACIONES NEGOCIABLES DE UNA O MAS CLASES A UN NIVEL SUPERIOR A AQUEL QUE DE OTRO MODO PREVALECERIA EN EL MERCADO. SI FUERAN INICIADAS, DICHAS TRANSACCIONES PODRAN INTERRUMPIRSE EN CUALQUIER MOMENTO.

INFORMACION RELEVANTE

ESTE PROSPECTO HA SIDO PREPARADO PARA USO EXCLUSIVO EN RELACION CON LA OFERTA PUBLICA DE LAS OBLIGACIONES NEGOCIABLES EN LA ARGENTINA Y NO PUEDE SER UTILIZADO PARA NINGUN OTRO FIN.

Al tomar una decisión acerca de la compra de las Obligaciones Negociables, los inversores deben basarse en su propia evaluación de las Sociedades y de los términos de la oferta de las Obligaciones Negociables, incluyendo los méritos y riesgos que implica.

Las Sociedades confirman que, luego de haber realizado todas las averiguaciones razonables pertinentes, este Prospecto, junto con cualquier suplemento o Informe de Términos y Condiciones correspondiente, contienen toda la información relativa a las Sociedades, a la Argentina y su economía, a la industria del gas natural en la Argentina y a las Obligaciones Negociables que pueda ser significativa para la oferta y venta de las Obligaciones Negociables, que la información contenida en este Prospecto o en cualquier suplemento o Informe de Términos y Condiciones no es engañosa y que no hay ningún otro hecho cuya omisión haga que la totalidad de este Prospecto, cualquier suplemento o Informe de Términos y Condiciones o cualquier información contenida en los mismos sea incorrecta en aspectos significativos. La información suministrada en el presente Prospecto con relación a la Argentina, su economía y la industria del gas natural en la Argentina es suministrada, sin embargo, como información de conocimiento público y no ha sido verificada en forma independiente. Las Sociedades asumen responsabilidad sólo en el caso de que se determine que dicha información hubiera sido incorrectamente transcripta o resumida.

La información contenida en este Prospecto y en todo suplemento o Informe de Términos y Condiciones relativa a las Sociedades, al Programa y a las Obligaciones Negociables ha sido suministrada por las Sociedades, que han autorizado la entrega de este Prospecto y de cualquier suplemento e Informe de Términos y Condiciones en su representación. [COMPLETAR] (el "Organizador"), los Colocadores y los Agentes que actúan en representación de las Sociedades no han verificado en forma independiente la información contenida en el presente, en cualquier suplemento o en los estados contables incluidos a partir de la página E-1 de este Prospecto. Consecuentemente, no se formula ninguna manifestación ni aseveración ni compromiso, expreso o implícito, y ni el Organizador ni los Colocadores o Agentes aceptan responsabilidad alguna respecto de la veracidad o integridad de la información contenida en este Prospecto, en los estados contables adjuntos al presente, o en cualquier suplemento o Informe de Términos y Condiciones o de cualquier información adicional suministrada por las Sociedades o en su representación en relación con el Programa o las Obligaciones Negociables.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones fuera de las incluidas en este Prospecto, cualquier suplemento o Informe de Términos y Condiciones y, por lo tanto, de brindarse o prestarse, no deberán ser consideradas como autorizadas por las Sociedades, el Organizador o los Colocadores o Agentes correspondientes. Ni este Prospecto ni ningún suplemento o Informe de Términos y Condiciones constituyen una oferta de venta ni una solicitud de oferta de compra en ninguna jurisdicción y a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción. La entrega de este Prospecto, algún suplemento o cualquier Informe de Términos y Condiciones no creará bajo ninguna circunstancia la presunción de que la información del presente o de dicho suplemento o Informe de Términos y Condiciones sea correcta en cualquier momento posterior a sus fechas de publicación.

Ni el Organizador, ni los Colocadores ni los Agentes se comprometen a revisar la situación patrimonial o las actividades de las Sociedades durante la vigencia de las Obligaciones Negociables, ni a asesorar a ningún participante en la emisión de las Obligaciones Negociables o a ningún obligacionista (cada uno, un "Obligacionista"), respecto de ninguna información que llegue a su conocimiento.

La distribución de este Prospecto y la oferta y la venta de las Obligaciones Negociables en ciertas jurisdicciones fuera de la Argentina pueden estar restringidas por ley. El Organizador, Colocadores, Agentes y las Sociedades requieren que las personas que estén en posesión de este Prospecto se informen acerca de estas restricciones y cumplan con las mismas. Los eventuales inversores deberán informarse acerca de los requerimientos legales y de las consecuencias impositivas en los países de su residencia y domicilio, derivadas de la adquisición, tenencia y disposición de las Obligaciones Negociables y de las restricciones cambiarias que pudieran afectarlos. Asimismo, excepto en los casos previstos en el presente Prospecto, las Obligaciones Negociables no podrán ser ofrecidas en

el Reino Unido ni en los Estados Unidos. Ver las secciones "*Restricciones a la transferencia*" y "*Suscripción y venta*".

La totalidad de los activos de las Sociedades se encuentran ubicados en la Argentina. Una parte sustancial de dichos activos, incluyendo las redes de distribución, los gasoductos y demás partes de los sistemas de distribución, están afectados a la prestación de un servicio público y, por lo tanto, se consideran activos esenciales que son inembargables. Un tribunal argentino podría, no obstante, resolver la ejecución de dichos activos, en cuyo caso el Gobierno deberá aprobar previamente su embargabilidad.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de títulos valores de ninguno de sus estados y, a menos que se obtenga dicha autorización, las Obligaciones Negociables no podrán ser ofrecidas, vendidas ni entregadas, directa o indirectamente, dentro de los Estados Unidos ni a cuenta ni en beneficio de ninguna Persona de los Estados Unidos (según se define en la Regulación S de la Ley de Títulos Valores de los Estados Unidos), excepto en el caso de determinadas transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos o no sujetas a los mismos y, en todo caso, de acuerdo con cualquier otra ley aplicable. En consecuencia, las Obligaciones Negociables ofrecidas mediante el presente sólo podrán ser ofrecidas y vendidas a QIBs, a un número limitado de Inversores Institucionales Acreditados y en transacciones fuera de los Estados Unidos, al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos. Para una descripción de ciertas restricciones a la reventa y transferencia de las Obligaciones Negociables, ver la sección "*Restricciones a la transferencia*".

Las Sociedades comparten sus oficinas en Av. Alicia Moreau de Justo 240, Piso 3°, Puerto Madero, C1107AAF Buenos Aires, Argentina. El teléfono de las Sociedades es (011) (54-11) 4319-4800 o (011) (54-11) 5576-7000 y su dirección de correo electrónico es investrelations@camuzzigas.com.ar.

DOCUMENTOS INCLUIDOS POR REFERENCIA

Los siguientes documentos se considerarán parte del Prospecto: (i) los últimos estados contables consolidados y no consolidados anuales auditados al 31 de diciembre de 2000, 1999 y 1998, y estados contables consolidados y no consolidados de las Sociedades correspondientes al período económico de seis meses finalizado el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados; (ii) todos los suplementos e Informes de Términos y Condiciones de este Prospecto que las Sociedades hayan puesto en circulación oportunamente, y (iii) en relación con una Clase de Obligaciones Negociables en particular, todo Informe de Términos y Condiciones respecto de dicha Clase.

Toda información del presente o de cualquier documento incluido por referencia al presente será considerada modificada o reemplazada a los fines de este Prospecto en tanto la información de cualquier otro documento posterior incluido por referencia al presente la modifique o reemplace. En relación con la cotización de las Obligaciones Negociables en la Bolsa de Comercio de Luxemburgo, las Sociedades han asumido el compromiso de que, en caso de producirse un cambio sustancial adverso que afectara sus situaciones financieras y que no estuviera reflejado en este Prospecto o en cualquier modificación o suplemento al mismo mientras las Obligaciones Negociables permanezcan en circulación en virtud del Programa y coticen en dicha bolsa de comercio, prepararán un suplemento adicional al presente Prospecto o publicarán un nuevo prospecto para utilizarlo respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo. Si se modifican los términos del Programa de forma tal que el Prospecto resulte inexacto o equívoco en algún aspecto significativo, se preparará un nuevo Prospecto o suplemento para su utilización respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo mientras las Obligaciones Negociables permanezcan en circulación y coticen en dicha bolsa de comercio.

Se podrán obtener copias sin cargo de los últimos estados contables consolidados y no consolidados auditados anuales y de los estados contables trimestrales sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 de las Sociedades, así como también del Prospecto (con sus modificaciones y reformas) y del Informe de Términos y Condiciones correspondiente a cualquier Clase de Obligaciones Negociables que cotice en la Bolsa de Comercio de Luxemburgo en la oficina del agente de pago y del agente de transferencia en Luxemburgo.

Conforme a la Resolución General N° 368/01 de la CNV y modificatorias (las "Normas de la CNV"), se permite la emisión de nuevas series y/o clases de obligaciones negociables en el marco de un programa global de emisión autorizado por la CNV, como es el caso del Programa, sin necesidad de requerir la previa aprobación de cada nueva emisión, siempre y cuando el emisor acompañe un suplemento del prospecto que incluya una descripción de los términos y condiciones de la emisión de que se trate, el precio y la actualización de la información contable, económica y financiera, y toda otra información, hecho o acto relevante ocurrido con posterioridad a la aprobación del último prospecto o suplemento respectivo, según fuere el caso, dentro de los cinco días hábiles posteriores a la emisión. No obstante, las Normas de la CNV exigen la presentación y publicación de un nuevo prospecto, que deberá ser aprobado por la CNV antes de la respectiva emisión, cuando, en el lapso transcurrido desde la presentación anterior, se hubieran aprobado los estados contables de un nuevo ejercicio anual. Ver la sección "*Impuestos*" para una descripción de los beneficios impositivos aplicables a las Obligaciones Negociables a la luz de dicha Resolución.

FORMA DE PRESENTACION DE LA INFORMACION CONTABLE

En el presente Prospecto, las referencias a "*US$*" y "*Dólares*" corresponden a Dólares estadounidenses y las referencias a "*$*" o "*Pesos*" corresponden a Pesos de curso legal en la Argentina.

Las Sociedades mantienen sus libros contables y registros en Pesos y confeccionan sus estados contables de acuerdo con las normas contables profesionales de la Argentina (las "Normas Contables Profesionales") y la normativa vigente dictada por la CNV y la BCBA.

En el presente Prospecto se incluyen los estados contables consolidados y no consolidados anuales auditados de las Sociedades al 31 de diciembre de 2000, 1999 y 1998, y los estados contables consolidados y no consolidados de las Sociedades correspondientes al período económico de seis meses finalizado el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados.

Las Sociedades fueron inscriptas en el Registro Público de Comercio en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado Sociedad del Estado ("Gas del Estado") llevaba a cabo las actividades vinculadas a la industria del gas natural, incluyendo la compra, tratamiento, transporte y distribución del mismo.

Ciertas cifras que aparecen en este Prospecto han sido redondeadas con respecto a los rubros que constan en los estados contables. Los porcentajes y cifras combinadas se calculan en base a la suma de dichos montos redondeados. Como consecuencia, los totales y subtotales que aparecen en el presente pueden no sumar como consecuencia del redondeo.

Para una mayor comprensión por parte del lector, se incluyen las siguientes aclaraciones: 1 "m^3" equivale a un metro cúbico, 1 "Mm^3" equivale a mil metros cúbicos, 1 "MMm^3" equivale a un millón de metros cúbicos, 1 "BTU" equivale a una unidad de energía británica y 1 "MMBTU" equivale a un millón de unidades de calor británicas.

ESTIMACIONES

El presente Prospecto contiene estimaciones a futuro. Estas estimaciones aparecen en varias oportunidades a lo largo del mismo, incluyendo, sin carácter limitativo, en las secciones "*Información contable seleccionada y operativa*", "*Análisis de la situación patrimonial y del resultado de las operaciones*" y "*Actividades*". Dichas estimaciones contienen declaraciones relativas a suposiciones o expectativas presentes de las Sociedades en relación con la situación financiera futura y el resultado de sus operaciones, incluyendo los resultados operativos y no operativos esperados de las Sociedades, sus posibilidades de cumplir con sus obligaciones de pago y con los planes financieros. Se advierte a los eventuales inversores que cualquiera de dichas estimaciones no constituye garantía de que vayan a realizarse en el futuro, que las mismas se encuentran sujetas a riesgos e incertidumbres y que los resultados reales pueden diferir de manera sustancial de aquellos mencionados en las estimaciones como consecuencia de varios factores. La información contenida en el presente Prospecto, tal como la establecida en la sección "*Factores de riesgo*", identifica algunos de los factores que podrían ocasionar tales diferencias.

RESUMEN

El siguiente resumen está sujeto en su totalidad a la información más detallada y a los estados contables que aparecen más adelante en este Prospecto y debe ser leído junto con los mismos. Los términos en mayúsculas que no aparecen definidos en este resumen tienen el significado que se les asigna en otra sección de este Prospecto.

Actividades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de gas licuado propano ("GLP") y gas natural comprimido ("GNC"), como así también por cargos por reconexiones a la red de distribución de gas y por la venta de productos derivados producidos en la planta separadora de gas natural de Cerri (la "Planta Cerri") operada por Transportadora de Gas del Sur S.A. ("TGS"), cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver la sección *"Actividades -- Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver la sección *"Actividades -- Estrategia"*.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a, aproximadamente, el 42 %. Este aumento refleja la sustitución de

energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*". Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección "*Actividades -- Transporte de gas natural*".

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra Energy (Denmark-1) APS ("Sempra") y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria -- Accionistas principales*".

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Estrategia

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos.

Resumen del Programa

Emisoras	*Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.*, en forma conjunta y solidaria.
Organizador	[COMPLETAR].
Descripción	Obligaciones Negociables simples a mediano plazo.
Monto del Programa	Hasta un total de U$S 300.000.000 en capital (o su equivalente en otras monedas) en cualquier momento en circulación o el monto que las Emisoras consideren necesario o conveniente, siempre que dicho aumento sea debidamente autorizado por cada Emisora y aprobado por la CNV y la bolsa de comercio que correspondiere. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Plazo del Programa	La creación del Programa ha sido autorizada por Certificado N° 136 de la Gerencia de Emisoras de la CNV de fecha 6 de diciembre de 1996. La extensión del plazo de vencimiento y el aumento del monto máximo del Programa han sido autorizados por la gerencia de emisoras de la CNV mediante Certificado N° [___] de fecha [__] de [_____] de 2001. La CNV autorizó la emisión de Obligaciones Negociables por un período de cinco años entre el [__] de [_____] de 2001 y el [__] de [_____] de 2006. No pueden emitirse Obligaciones Negociables con posterioridad al [__] de [_____] de 2006. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Contrato de Fideicomiso	Las Obligaciones Negociables gozarán de los beneficios de un Contrato de Fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") celebrado entre las Emisoras, The Bank of New York, como fiduciario y Banco Río de la Plata S.A. como agente de pago, agente de registro y agente de transferencia (en su carácter de sucesor de The Bank of New York S.A.). Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Vencimientos	Las Obligaciones Negociables de cada Clase tendrán vencimientos de 30 días a 30 años desde la fecha de emisión original (la "Fecha de Emisión") en la forma en que se indique en el Informe de Términos y Condiciones correspondiente a cada Clase. Ver la sección "*Descripción de las Obligaciones Negociables -- Rescate y recompra*".
Precio de emisión	Las Obligaciones Negociables pueden emitirse a la par o bajo o sobre la par según se indique en el Informe de Términos y Condiciones correspondiente.

Interés	Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Interés*". A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés sobre las Obligaciones Negociables de cada Clase, si resultara aplicable, será pagadero desde la Fecha de Emisión por semestre vencido en las fechas de pago de interés y al vencimiento. Ver la sección "*Descripción de las Obligaciones Negociables -- Interés*".
Moneda	Las Obligaciones Negociables se emitirán, sujeto al cumplimiento de todos los requisitos reglamentarios y legales aplicables, en Dólares o en otra moneda especificada en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".
Clases	Las Obligaciones Negociables se emitirán en diferentes Clases. Todas las Obligaciones Negociables de una determinada Clase estarán sujetas a idénticas condiciones salvo en cuanto a denominación.
Denominación	Las Obligaciones Negociables se emitirán en forma totalmente nominativa, sin Cupones, o al portador, con o sin Cupones, en denominaciones no inferiores a U$S 1.000 o múltiplos enteros de U$S 1.000 si se supera esa cifra, o en tales otras denominaciones o monedas según se especifique en el Informe de Términos y Condiciones correspondiente, sujeto al cumplimiento de todos los requisitos legales y reglamentarios aplicables; no obstante ello, las Obligaciones Negociables Nominativas Cartulares vendidas en los Estados Unidos a Inversores Institucionales Acreditados serán emitidas en denominaciones de al menos U$S 250.000 o en múltiplos enteros de U$S 1.000 si se supera esa cifra. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".
Forma de las Obligaciones Negociables	Las Obligaciones Negociables de cada Clase vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, incluyendo aquellas Obligaciones Negociables vendidas en la Argentina, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o, si se las emite al portador, por Obligaciones Negociables al Portador

Globales Definitivas o, a opción de las Emisoras, inicialmente por una Obligación Negociable al Portador Global Temporaria, canjeable en forma total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones, conforme lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores, según se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una solicitud de autorización de oferta pública presentada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Nominativas Cartulares y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global Restringida. Toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de Obligaciones Negociables Nominativas Cartulares. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Compensación y liquidación . . . . Las Obligaciones Negociables de cada Clase se compensarán y liquidarán a través de DTC, Euroclear y/o Clearstream o según se especifique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Compensación y liquidación*".

Rescate . . . . A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, las Obligaciones Negociables no estarán sujetas a rescate anticipado, excepto a opción de las Emisoras, en el caso de ciertos cambios que afecten a los impuestos argentinos aplicables. Ver las secciones "*Descripción de las Obligaciones Negociables – Rescate y recompra – Rescate por razones impositivas; Sumas Adicionales*" e "*Impuestos*".

Retenciones impositivas	Los pagos relativos a las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos, excepto en los casos indicados en este Prospecto. En el caso de que dicha deducción o retención fuera requerida, y salvo que en las Obligaciones Negociables se especificara lo contrario, las Emisoras pagarán las Sumas Adicionales necesarias para que el Obligacionista reciba los montos que hubiera recibido si tal deducción o retención no hubiera sido requerida. Ver las secciones *"Descripción de las Obligaciones Negociables – Rescate y recompra – Rescate por razones impositivas; Sumas Adicionales"* e *"Impuestos"*.
Prelación de las Obligaciones Negociables	Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas, con garantía común de las Emisoras y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.
Restricciones a la constitución de Gravámenes . . .	Las Obligaciones Negociables contendrán restricciones a la constitución de gravámenes por parte de las Emisoras respecto de sus bienes o ingresos en garantía de deudas. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras – Restricciones a la constitución de Gravámenes"*.
Casos de incumplimiento	Las Obligaciones Negociables contendrán disposiciones habituales sobre casos de incumplimiento. Ver la sección *"Descripción de las Obligaciones Negociables -- Casos de Incumplimiento"*.
Oferta de las Obligaciones Negociables	Las Obligaciones Negociables se ofrecerán públicamente en la Argentina directamente por las Emisoras o a través de Agentes o Colocadores autorizados. Ver la sección *"Suscripción y venta"*. Las Obligaciones Negociables podrán ser ofrecidas también (i) fuera de los Estados Unidos conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos y (ii) en los Estados Unidos, a menos que su oferta pública se encontrare autorizada en virtud de la Ley de Títulos Valores de los Estados Unidos y cualquier otra ley local de títulos valores aplicable, sólo a QIBs y a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos

y solamente en cumplimiento de las leyes federales de los Estados Unidos respecto de la aplicación del impuesto a las ganancias y de la legislación argentina que regula la forma y nominatividad de los títulos valores. Ver la sección "*Suscripción y venta*".

Ejemplares de este Prospecto y del Informe de Términos y Condiciones correspondiente serán entregados a quien lo solicite en la sede social de las Emisoras y en las oficinas del Agente de Pago en Buenos Aires que se indican en la contratapa de este Prospecto. Una versión resumida de este Prospecto y de los Informes de Términos y Condiciones correspondientes será publicada en el boletín diario de la BCBA. Los inversores potenciales en las Obligaciones Negociables en la Argentina deberán contactar a cualquier agente autorizado a ofrecer y vender las Obligaciones Negociables en la Argentina. Ver la sección "*Suscripción y venta*".

Cotización ....

Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa o mercado, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión para que las Obligaciones Negociables se negocien a través del Sistema PORTAL.

Ley aplicable ....

Los derechos y obligaciones de las Emisoras y los Obligacionistas emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, estarán regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todas las cuestiones vinculadas con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, estarán regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables. Ver la sección "*Descripción de las Obligaciones Negociables – Ley aplicable*".

Calificación de riesgo ....

De acuerdo con la legislación argentina, la mayoría de las emisiones de Obligaciones Negociables que se ofrezcan públicamente podrán ser calificadas por dos agencias calificadoras de riesgo argentinas independientes y dichas calificaciones deben ser actualizadas trimestralmente. El Programa ha sido calificado "raAA+" por Standard & Poor's Calificadora de Riesgo S.A. y "AA+" por FITCH IBCA Duff & Phelps Calificadora de Riesgo S.A. Los procedimientos aplicados por estas agencias

argentinas para llegar a dichas calificaciones pueden diferir de los que aplican otras agencias y de aquéllos usualmente aplicados por calificadoras de los Estados Unidos o de otros países. Dichas calificaciones pueden ser modificadas, suspendidas o retiradas y bajo ningún concepto representan una recomendación para comprar, poseer o vender las Obligaciones Negociables. Ver la sección "*Calificación de riesgo*".

Otros términos y condiciones . . . .

Los términos y condiciones aplicables a cada Clase serán los expuestos en el presente Prospecto y en el Contrato de Fideicomiso, con las modificaciones, suplementos y reemplazos que se realicen en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*" y el "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" incluido como Anexo I al presente Prospecto.

Restricciones a la transferencia

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, todas las Obligaciones Negociables adquiridas de conformidad con la Regulación S bajo el amparo de la Ley de Títulos Valores de los Estados Unidos están sujetas a las restricciones a la reventa o transferencia, según se especifica en la sección "*Restricciones a la transferencia*".

Factores de riesgo

Para un análisis de ciertos factores que deberían ser considerados por los potenciales inversores al evaluar la adquisición de las Obligaciones Negociables, ver la sección "*Factores de riesgo*".

Resumen de la información contable y operativa

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes de revisión limitada incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y; con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las apreciaciones y estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 en los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 13)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	9,6
Depreciación y amortización	10,9	10,3	9,3	5,6	5,3
Interés	5,4	5,1	5,7	3,4	2,2
EBITDA[5]	56,2	51,4	44,1	14,7	26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	.0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 18)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Transferencias de redes de distribución"*.
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Clientes y tarifas"*.
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

FACTORES DE RIESGO

Los eventuales compradores de las Obligaciones Negociables deben considerar detenidamente toda la información que brinda el presente Prospecto y el Informe de Términos y Condiciones correspondiente, incluyendo los factores de riesgo que se transcriben a continuación. Los eventuales compradores de las Obligaciones Negociables deben tener en cuenta, entre otras cosas, los factores de riesgo relativos a las sociedades argentinas que, en general, no tienen relación con inversiones en otros países y otras emisoras, incluyendo los mencionados a continuación.

Riesgos respecto de la Argentina

Desarrollos políticos y económicos en la Argentina. Los activos de las Sociedades están ubicados en la Argentina y sus operaciones se desarrollan en dicho país. El Gobierno ha ejercido y continúa ejerciendo una marcada influencia sobre varios aspectos de la economía argentina. En consecuencia, los actos administrativos concernientes a la economía afectan significativamente a las empresas privadas argentinas en general y a las Sociedades en particular, así como también a las condiciones de mercado, precios y rendimiento sobre inversiones en los títulos valores argentinos, incluyendo las Obligaciones Negociables. La economía argentina ha experimentado en el pasado períodos de crecimiento lento o incluso negativo, alta inflación, importantes devaluaciones de la moneda y limitada disponibilidad de divisas. Una reiteración de estas condiciones podría afectar la situación patrimonial y los resultados de las operaciones de las Sociedades. Los resultados de las operaciones de las Sociedades y los derechos de los titulares de Obligaciones Negociables y el valor de las mismas pueden verse afectados por la inflación, las fluctuaciones en el tipo de cambio, modificaciones en las tasas de interés, cambios en la política del Gobierno (la política de inversiones externas y la impositiva, entre otras), inestabilidad social y otros desarrollos políticos, económicos o internacionales que tengan lugar en la Argentina o que la afecten de alguna manera. El Gobierno actual continúa la política iniciada por el Gobierno anterior en cuanto a la implementación de reformas estructurales con el fin de estabilizar la economía, estimular el crecimiento económico en el sector privado y reducir el desempleo. Dichas reformas se concentraron en la privatización de las industrias que anteriormente pertenecían al estado y la organización del sistema impositivo y previsional. [Asimismo, cabe destacar que, durante el mes de octubre, se celebrarán elecciones generales para renovar parcialmente las cámaras de diputados y senadores de la Nación.] Si la política gubernamental fuera otra vez encaminada hacia la intervención estatal y se alejara de políticas de libre mercado, el sector privado en general y, en particular, las actividades y operaciones de las Sociedades, podrían verse afectadas en forma negativa. No puede asegurarse que en el futuro las autoridades argentinas no dictarán regulaciones que afecten sustancialmente en forma negativa la situación patrimonial o los resultados de las operaciones de las sociedades del sector privado, incluyendo a las Sociedades, o los derechos de los tenedores de valores negociables emitidos por las Sociedades, incluyendo las Obligaciones Negociables, o el valor de los mismos, como aconteció en el pasado.

Riesgos cambiarios; convertibilidad; riesgo inflacionario. Con anterioridad a la implementación de la Ley N° 23.928, vigente a partir del 1° de abril de 1991 (la "Ley de Convertibilidad"), la Argentina sufrió períodos de elevadas tasas de inflación y, en ciertos momentos, de hiperinflación. Con anterioridad a la implementación de la Ley de Convertibilidad, la moneda argentina fue devaluada en numerosas oportunidades. De conformidad con la Ley de Convertibilidad, el Banco Central de la República Argentina (el "Banco Central") está obligado a (i) vender Dólares a un tipo de cambio de un Peso por Dólar y (ii) mantener reservas por lo menos en cantidad equivalente a la base monetaria. Cualquier modificación a las disposiciones anteriores requerirá de una ley del Congreso de la Nación. Actualmente, el Gobierno no impone restricciones al derecho de una empresa argentina de transferir Dólares al exterior. Sin embargo, no puede asegurarse que el Banco Central continuará con esta política de venta de Dólares a dicha tasa o a cualquier otra tasa, ni que la Ley de Convertibilidad no será modificada o derogada ni que el Gobierno no instituirá en el futuro una política de control cambiario o restricciones similares ni que no se producirán importantes fluctuaciones en la brecha cambiaria. Ver la sección "*Tipos de cambio*".

Asimismo, el 25 de junio de 2001, la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. No puede asegurarse que, de producirse la paridad prevista entre el Euro y el Dólar, el Poder Ejecutivo Nacional

implemente lo dispuesto por la Ley N° 25.445 y, en tal caso, que no tenga un impacto negativo sobre la situación patrimonial o los resultados de las operaciones de las Sociedades.

De acuerdo con los términos de las Obligaciones Negociables, las Sociedades han acordado que, en caso de que existiera alguna restricción o prohibición a la convertibilidad o transferencia de divisas extranjeras en el mercado cambiario argentino, abonarán, a su cargo, la totalidad de las sumas pagaderas en virtud de las Obligaciones Negociables en Dólares, mediante cualquier otro mecanismo legal existente en la Argentina para comprar Dólares. A pesar de que existen en la actualidad mecanismos que proveen una forma de convertibilidad alternativa, no puede garantizarse que el Gobierno no imponga alguna política que elimine estas fuentes de cambio de divisas. Ver las secciones *"Descripción de las Obligaciones Negociables -- Pagos y agencias de pago -- Restricciones cambiarias"* y *"Tipos de cambio"*.

Desde la sanción de la Ley de Convertibilidad, las tasas de inflación han disminuido sustancialmente. De acuerdo con las cifras publicadas por el Ministerio de Economía, la tasa anual de inflación minorista decayó paulatinamente de aproximadamente un 84,1 % en 1991 a un 17,5 % en 1992, a un 7,4 % en 1993, a un 3,9 % en 1994, a un 3,4 % en 1995 y a un 0,2 % en 1996, aumentó a 0,5 % en 1997, a 0,9 % en 1998, decayó a (1,1) % en 1999, aumentó a (0,2) % en 2000, y aumentó a (0,1) % en los primeros seis meses de 2001, respecto al semestre anterior, de acuerdo con el índice de precios al consumidor. La tasa anual de inflación mayorista fue de aproximadamente 7.8 % en 1995, disminuyó al 3,6 % en 1996, disminuyó a 0,2 % en 1997, disminuyó a (3,5) % en 1998, disminuyó a (3,6) % en 1999, aumentó a 4 % en 2000 y, en el primer semestre de 2001, disminuyó a (0,6) %, según el índice de precios mayoristas nivel general. No puede asegurarse que la inflación en la Argentina permanecerá en su nivel actual. Si la inflación aumentase en forma significativa en la Argentina, la economía, el sector gasífero, la situación patrimonial, los resultados de las operaciones y las perspectivas comerciales de las Sociedades podrían verse sustancialmente afectadas en forma negativa. Dado que las tarifas de las Sociedades se calculan en Dólares y se indexan según el índice de precios de producción de los Estados Unidos ("PPI"), cualquier aumento inflacionario de los costos de las Sociedades que excediera el aumento del PPI afectaría en forma negativa los resultados de las operaciones de las Sociedades, en tanto se mantuviera el tipo de cambio fijo entre el Dólar y el Peso o en la medida en que el diferencial entre la tasa de inflación en la Argentina y el PPI exceda el poder adquisitivo del Peso. La tasa de crecimiento del PPI correspondiente a los años 2000, 1999 y 1998, y al período económico de seis meses finalizado el 30 de junio de 2001 fue de aproximadamente 6,0, (1,1) % y (1,1) %, y 3,85 %, respectivamente. De acuerdo con el procedimiento de ajuste de tarifas para reflejar las variaciones del PPI, las tarifas de las Sociedades son ajustadas el 1° de enero y el 1° de julio de cada año a partir del 1° de julio de 1993. Ver la sección *"Actividades -- Tarifas -- Ajustes por modificaciones en el PPI"*.

Volatilidad de los mercados emergentes; desarrollos recientes. Los mercados financieros y de capitales de la Argentina se encuentran, hasta cierto punto, influenciados por las condiciones económicas y de mercado de otros países. Si bien las condiciones macroeconómicas son diferentes en cada país, la reacción del inversor ante los acontecimientos de un país puede tener un efecto importante en los títulos de una emisora en otros países, incluyendo la Argentina. En el pasado, inversores y depositantes nacionales e internacionales respondieron a la incertidumbre retirando los capitales invertidos en activos financieros y en bancos en la Argentina. En dichas ocasiones, esta fuga de capitales redujo las reservas internacionales del Banco Central, así como el suministro de dinero y la liquidez del sistema financiero. Como consecuencia de las características de la Ley de Convertibilidad, la fuga de capitales y la disminución de la liquidez implicaron un aumento de las tasas de interés y otras numerosas consecuencias económicas adversas, incluyendo la disminución de la reserva de moneda extranjera en el Banco Central y un aumento en la volatilidad de los mercados.

A mediados de 1997, la "crisis asiática" ocasionó una conmoción significativa en los mercados internacionales y una pérdida de confianza en los mercados emergentes, agravada por los problemas que afectaron a los sistemas financieros de varios países asiáticos, particularmente Japón. La situación creada dificultó el acceso al crédito de los países dependientes del ahorro externo y produjo grandes fluctuaciones en los mercados secundarios de acciones y deuda pública de tales países. La recesión experimentada por Japón a mediados de 1998, la crisis económica desatada en Rusia en agosto de dicho año (incluyendo la devaluación del rublo y la declaración de una moratoria unilateral respecto de la totalidad de la deuda pública y de una parte de la deuda privada) y la devaluación de la moneda brasileña a partir de enero de 1999 provocaron nuevas caídas en los mercados de acciones mundiales, afectando no sólo a los "mercados emergentes" sino también a los mercados europeos y norteamericanos. No puede asegurarse que la persistencia o el agravamiento de dichas condiciones en los mercados internacionales no afectarán

adversamente a la Argentina, su sistema financiero, la situación patrimonial o los resultados de las operaciones de la Sociedad.

Asimismo, desde mediados del año 1998, la economía argentina viene experimentado una marcada disminución de las tasas anuales de crecimiento, iniciándose así un proceso de recesión económica progresiva e inestabilidad política que se ha acentuado durante la primera mitad del año 2001, afectando en forma adversa la confianza de los inversores en la Argentina, la cual se ha manifestado principalmente en una caída en el nivel de depósitos en el sistema bancario y una disminución de las reservas del Banco Central. Dichos sucesos coincidieron con una disminución de la inversión a nivel mundial, en términos generales, debido a las bajas producidas en los principales mercados de capitales internacionales, y a una creciente desconfianza respecto de los mercados emergentes. Consecuentemente, el costo de endeudamiento de la Argentina aumentó de manera significativa, presentándose severas restricciones para el acceso al mercado de capitales internacional. En tal sentido, el Gobierno concluyó exitosamente un *swap* voluntario de una parte sustancial de sus obligaciones en los mercados de capitales internacionales, lo que permitió posponer los vencimientos de corto plazo y, conjuntamente, se han adoptado medidas para reducir el déficit presupuestario nacional con el objetivo de alcanzar un "déficit cero" y estimular el crecimiento económico, como así también, se encuentra bajo análisis la posibilidad de reformular la ley de coparticipación federal de impuestos. Además, recientemente el Gobierno suscribió un nuevo acuerdo con el Fondo Monetario Internacional, enmarcado en el contexto de lo descripto precedentemente, por el cual dicho organismo se comprometió a efectuar el desembolso de nuevos fondos destinados a sostener el nivel de reservas del Banco Central y mitigar la desconfianza que se ha registrado en los mercados durante los últimos meses.

Cancelación de facturas emitidas por las Sociedades con títulos públicos. La Ley N° 12.227 de la provincia de Buenos Aires dispuso la creación de las "Letras de Tesorería para la Cancelación de Obligaciones" ("Patacones"). Esta provincia utilizará los Patacones para el pago de una parte de jubilaciones y salarios de empleados del gobierno provincial. Las Sociedades, en conjunto con otras empresas de servicios que operan en la provincia, firmaron un convenio con el gobierno de la provincia de Buenos Aires por el cual se comprometen a aceptar voluntariamente el pago de facturas con Patacones a su valor nominal, siempre y cuando las facturas a ser canceladas correspondan a clientes que acrediten ser empleados públicos (activos y pasivos), que cobren sus haberes en Patacones (los "Receptores Primarios"). Por el mismo convenio, el gobierno de la provincia de Buenos Aires aceptará Patacones para el pago íntegro, total o parcial y con pleno efecto cancelatorio, de deudas de cualquier naturaleza, actuales o futuras, que las empresas firmantes mantengan con la provincia de Buenos Aires, así como para el pago de cualquier tributo provincial existente o que fuera creado con posterioridad, cuya obligación de pago recaiga sobre las empresas firmantes, sea como agente pasivo, agente de retención o agente de percepción. El citado convenio prevé que en el corto plazo el Gobierno también aceptará Patacones para la cancelación de impuestos de carácter nacional. Este acuerdo regirá hasta el 25 de julio de 2002 o hasta la sustitución de los Patacones, lo que suceda con anterioridad. Si bien esta operatoria de pago de facturas con Patacones ha sido acordada de manera voluntaria por las Sociedades y puede ser resuelta por la mismas si el gobierno de la provincia de Buenos Aires no cumpliere lo pactado, no puede asegurarse que la misma no afectará adversamente su situación patrimonial o el resultado de las operaciones de las Sociedades.

Riesgos respecto de las Sociedades

Regulación de la industria del gas natural. La industria del gas natural en la Argentina está sujeta a una abundante reglamentación oficial que regula asuntos tales como tarifas, ampliación de redes de distribución, transporte, tasas de retorno y otras materias a través del ENARGAS. El ENARGAS funciona desde hace ocho años y, en consecuencia, si bien existen ciertos precedentes sobre el alcance de sus funciones, tiene amplias facultades y no se puede predecir hasta qué punto las utilizará. Ver las secciones "*Marco regulatorio*" y "*La industria argentina del gas natural*". El incumplimiento de las regulaciones del ENARGAS tienen como consecuencia la aplicación de multas y sanciones. Las Sociedades fueron objeto de ciertos procedimientos administrativos, y, en ciertos casos, se les impusieron multas y sanciones con relación a diferentes cuestiones relacionadas con su actividad. No puede asegurarse que no existirán futuras resoluciones del ENARGAS que impongan multas o se dicten sentencias que afecten negativamente la situación patrimonial o los resultados de sus operaciones. Para mayor información sobre las multas y gravámenes impuestos a las Sociedades por el ENARGAS, ver la sección "*Actividades -- Procedimientos administrativos, judiciales e impositivos*".

Incertidumbre acerca de las nuevas tarifas para los próximos cinco años. La Ley N° 24.076, promulgada en junio de 1992 (la "Ley del Gas Natural"), fija una amplia guía con respecto a las tarifas que las Sociedades pueden cobrar y especifica los métodos que se utilizarán para ajustar los cuadros tarifarios. La Ley del Gas Natural establece que, cada cinco años, el ENARGAS revisará los cuadros tarifarios y los métodos de ajuste aplicables a todas las sociedades distribuidoras de gas natural. En relación con dicha revisión, le exigió al ENARGAS que promulgue las normas y procedimientos detallados en virtud de los cuales se ajustan las tarifas para los períodos de cinco años posteriores al 31 de diciembre de 1997. Ver la sección "*Actividades -- Tarifas*".

En virtud de la Ley del Gas Natural, el ENARGAS promulgó las normas y procedimientos en virtud de los cuales se ajustarán las tarifas para el período de cinco años iniciado el 28 de diciembre de 1998 y promulgará las normas correspondientes a los períodos posteriores. Estas regulaciones resultan críticas debido a que el sistema regulatorio de tarifas en la Argentina no es un sistema basado directamente en el costo y la tasa de retorno ("*cost of service*") , como es el caso de los Estados Unidos, sino que se basa en una tasa fija, ajustada por el PPI más un factor de inversión menos un factor de eficiencia propuesto por el ENARGAS ("*pass-through*"). Ver la sección "*Actividades -- Tarifas*". De acuerdo con este sistema, los aumentos en la mayoría de las categorías de costos operativos, por lo general en Pesos, no pueden trasladarse a los clientes de las Sociedades en la forma de un aumento en las tarifas. Si las Sociedades no pudieran alcanzar las reducciones de costo incluidas en el factor de eficiencia propuesto por el ENARGAS e incorporado en las tarifas, los resultados financieros de las Sociedades durante el período de cinco años correspondiente podrían verse afectados en forma negativa. En tanto la Ley del Gas Natural establece que las tarifas deben fijarse a niveles que permitan al licenciatario obtener una tasa de retorno razonable sobre el capital utilizado, el ENARGAS cuenta con facultades discrecionales para establecer el factor de eficiencia aplicable durante el próximo período de cinco años que se iniciará el 1° de enero de 2003. Las Sociedades tendrán la oportunidad de observar las normas propuestas y el factor de eficiencia propuesto luego de su promulgación por el ENARGAS. Asimismo, las Sociedades podrán apelar cualquier tarifa vigente que infrinja los principios generales de la Ley del Gas Natural. No puede garantizarse que el desarrollo de las regulaciones que se apliquen a la industria de distribución de gas natural o la interpretación de dichas regulaciones será favorable a las Sociedades o que no habrá resoluciones o cambios en el régimen regulatorio que afecten sustancialmente o en forma negativa la situación patrimonial o los resultados de las operaciones de cualquiera de las Sociedades o de ambas, o su capacidad de repago de las Obligaciones Negociables. Ver la sección "*Marco regulatorio*".

Limitación de trasladar aumentos en el precio del gas natural a las tarifas. Desde el 1° de enero de 1994, el precio del gas vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades se ha incrementado. Aunque la tarifa de distribución incluye un componente para reembolsar a las empresas de distribución el costo del gas natural suministrado a los clientes, las mismas no pueden trasladar un aumento en el costo del gas natural a estos últimos sin la autorización previa del ENARGAS. En el pasado, el ENARGAS rechazó o se rehusó a aceptar plenamente los pedidos realizados por las Sociedades de trasladar a los usuarios los incrementos en el costo del gas natural. No puede asegurarse que, en el futuro, el ENARGAS no asuma una posición semejante ni que, si se apelase cualquiera de las decisiones del ENARGAS ante los tribunales, el fallo resulte favorable a las Sociedades.

Las Sociedades presentan en septiembre y abril de cada año el cuadro tarifario propuesto para los períodos estacionales octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas natural previstas en el contrato de compra de gas en el punto de ingreso al sistema de transporte para dichos períodos y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período de seis meses anterior. Una decisión del ENARGAS que impida a las Sociedades trasladar el incremento del costo del gas natural a los clientes podría afectar en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades. Aún si se permitiera que las Sociedades trasladen completamente el costo del gas natural entregado a los clientes finales, los aumentos en el precio del gas natural podrían afectar en forma negativa las ventas de las Sociedades como resultado de la elasticidad de los precios de la demanda de gas natural, especialmente entre consumidores con acceso a fuentes de energía alternativas. Ver la sección "*Actividades -- Tarifas*".

Dependencia de Repsol YPF S.A.; dependencia de las instalaciones de transporte. Repsol YPF S.A. ("YPF") es el principal proveedor de gas de las Sociedades. Las Sociedades obtienen aproximadamente un 37 % de sus suministros de gas natural de YPF. El abastecimiento restante lo obtienen de un número limitado pero diverso de productores privados. Si YPF no pudiese suministrar el gas natural comprometido a los precios y en la cantidad y calidad pactadas, la capacidad de las Sociedades de cumplir sus compromisos de entrega de gas natural en firme

y, asimismo, el resultado de sus operaciones, podrían verse afectados en forma adversa. Ver la sección *"Actividades -- Provisión de gas natural"*.

La mayor parte del transporte del gas natural de las Sociedades está a cargo de un solo transportista, TGS. Ver la sección *"Actividades -- Transporte de gas natural"*. Si bien las instalaciones de transporte de gas existentes en la Argentina son suficientes para satisfacer la demanda actual de gas natural en firme, durante el invierno las distribuidoras pueden verse afectadas por desabastecimiento de gas natural debido a una limitada capacidad de transporte. Asimismo, en el pasado se les ha solicitado que limiten el suministro de gas natural interrumpible a los grandes usuarios en determinadas circunstancias, a fin de satisfacer los requerimientos de suministro en firme. La situación patrimonial de las Sociedades y los resultados de sus operaciones podrían verse adversa y significativamente afectados en caso de que ocurriera un accidente o alguna otra interrupción del transporte y debiera suspenderse o limitarse el suministro de gas natural por un extenso período. Se espera que las inversiones adicionales futuras en gasoductos y la construcción de instalaciones para gas natural licuado y para almacenamiento subterráneo aumenten la capacidad de la red de gas natural en la Argentina, así como también la cantidad de gas natural disponible para las Sociedades para satisfacer los aumentos proyectados de la demanda. No puede asegurarse que estas inversiones se realicen ni que las expectativas de crecimiento de las Sociedades no se vean significativamente afectadas en forma negativa si no obtienen un contrato para el suministro de gas natural suficiente para satisfacer el aumento proyectado de la demanda. Ver la sección *"Actividades -- Transporte de gas natural"*.

Posibles efectos negativos derivados de los contratos de compra garantizada ("take or pay") y otros compromisos. Los contratos de suministro, transporte y distribución de gas natural de las Sociedades prevén una variedad de obligaciones de hacer, tales como servicio en firme, servicio interrumpible o una combinación de ambos. Las Sociedades están procurando adecuar sus carteras de contratos de suministro, transporte y distribución. Aunque las Sociedades se han fijado como objetivo mantener el equilibrio entre estas obligaciones, y han implementado estrategias coordinadas para controlar la posibilidad de que la demanda de los clientes no coincida enteramente con el suministro de gas natural contratado ni con la capacidad de transporte asignada, no se puede asegurar que la incapacidad para coordinar cualquiera de dichos factores no afectará significativamente en forma negativa a las Sociedades en el futuro. El incumplimiento de un compromiso de suministro en firme podría tener consecuencias adversas significativas en los resultados de las operaciones y la gestión comercial de las Sociedades. Ver la sección *"Actividades -- Provisión de gas natural"*.

Los actuales contratos de suministro de gas natural de las Sociedades, la mayoría de los cuales fueron celebrados conjuntamente por Pampeana y Sur, contienen disposiciones de *"take or pay"* que exigen a las Sociedades abonar volúmenes fijos de gas natural, aunque no se los utilice. Estas obligaciones *"take or pay"* de uso mínimo representan aproximadamente el 85 % de los volúmenes programados reservados durante todo el año de cada una de las Sociedades. Los resultados de las operaciones de las Sociedades podrían verse afectados significativamente si, por una reducción de la demanda (debido a las condiciones climáticas, a la competencia por parte de otras fuentes de energía u otros motivos), tuvieran que pagar por grandes volúmenes de gas natural que no son entregados a los usuarios. Ver la sección *"Actividades -- Provisión de gas natural"*.

Importancia de las ventas a centrales eléctricas. Pampeana vende gas natural a cinco centrales eléctricas alimentadas a gas y fuel oil en su área de servicio, de las cuales tres son operadas por ESEBA Generación S.A. ("ESEBA") y, las dos restantes, por Empresa de Energía y Vapor S.A. (EDEVA S.A.) e International Power Corporation. Sur vende gas natural a 13 centrales eléctricas alimentadas a gas y fuel oil en su área de servicio. Durante 2001, las ventas a centrales eléctricas constituyeron aproximadamente el 42 % del volumen de ventas de gas natural para grandes usuarios de Pampeana y el 63 % del volumen de ventas de gas natural de Sur (aproximadamente el 50 % para ambas Sociedades en conjunto) y, aproximadamente, el 13 % y el 10 % de las ventas brutas de Pampeana y de Sur, respectivamente (aproximadamente el 12 % para ambas Sociedades en conjunto). Ver la sección *"Actividades -- Clientes y mercados"*. Las centrales eléctricas constituyen una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. De este modo, las Sociedades dependen en gran parte de las ventas a las centrales eléctricas para mantener un elevado coeficiente de aprovechamiento durante los períodos de menor demanda en el sector residencial.

Según el marco regulatorio que rige la industria de la electricidad en la Argentina, los generadores de energía conectados al circuito eléctrico nacional son despachados en orden ascendente a su costo marginal. En general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico. Un aumento en la disponibilidad de energía hidroeléctrica reduciría el consumo de la energía termoeléctrica y, por consiguiente, disminuirían las ventas

de gas natural a las centrales eléctricas. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*". El impacto de dicha capacidad adicional en la Argentina dependerá de un número de factores, entre los cuales se encuentran la cantidad de energía hidroeléctrica exportada a Brasil, la tasa de crecimiento de la demanda de electricidad y la construcción de capacidad de transmisión adicional en la Argentina. Las Sociedades consideran que poseen una exposición relativamente limitada a los aumentos en la capacidad hidroeléctrica del circuito eléctrico nacional, por cuanto sólo ocho de las 17 centrales eléctricas abastecidas por las Sociedades (cuatro por Pampeana y cuatro por Sur) están conectadas al circuito eléctrico nacional. Sin embargo, una significativa reducción en las operaciones de las centrales eléctricas abastecidas por las Sociedades debido a la competencia de la energía hidroeléctrica o a cualquier otra razón podría tener un efecto sustancialmente negativo en los ingresos de las Sociedades. Además, no puede asegurarse que uno o más de los circuitos de distribución eléctrica locales atendidos por los actuales clientes de las Sociedades en el sector de centrales eléctricas no estarán en el futuro conectados al circuito eléctrico nacional y, de esta manera, reducirán su consumo de gas natural en favor de la energía hidroeléctrica, nuclear u otras fuentes de energía con un costo marginal menor que el gas natural, incluyendo centrales eléctricas de mayor eficiencia que no son clientes de las Sociedades. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*" y la sección "*Actividades -- Competencia*".

Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía. La licencia otorgada a cada una de las Sociedades (cada una la "Licencia" y, en su conjunto, las "Licencias") le concede el derecho exclusivo de prestar servicios de distribución de gas natural dentro de sus áreas asignadas. Dicho derecho no implica el derecho exclusivo a la venta de gas natural en el área. De acuerdo con las reglamentaciones existentes, los grandes usuarios de gas natural pueden evitar la red de distribución de gas natural de las Sociedades construyendo sus propios gasoductos y contratando directamente con empresas transportistas y productoras de gas natural. Durante 1999, el ENARGAS redujo el nivel mínimo de consumo diario de gas que se exige para calificar como usuarios comerciales (de [10.000] m^3 por día a 5.000 m^3 por día), a fin de que los mismos puedan optar por adquirir gas natural directamente de los proveedores de las Sociedades y contratar los servicios de transporte a las empresas de transporte, lo que afectaría en forma adversa las ventas de las Sociedades y, de adquirir importancia, podría afectar en forma significativa la situación patrimonial y el resultado de las operaciones de las Sociedades. Asimismo, el ENARGAS se encuentra actualmente analizando reducciones en el nivel mínimo de consumo diario. Por lo tanto, no puede asegurarse que el nivel mínimo actual de consumo diario de 5.000 m^3 no será reducido nuevamente por el ENARGAS o que se produciría un aumento en la cantidad de usuarios comerciales de las Sociedades que no podrán optar por adquirir gas natural directamente de los proveedores y de las empresas de transporte. Además, las Sociedades enfrentan una competencia creciente por parte de los *brokers* de gas natural que adquieren el gas de los proveedores y que contratan los servicios de transporte para suministrar gas natural a los clientes en forma directa. Los clientes actuales de las Sociedades pueden optar por contratar los servicios de gas natural a través de *brokers* en el futuro, lo cual podría afectar en forma adversa las ventas de la Sociedades y, de adquirir importancia, podría afectar en forma adversa la situación patrimonial y el resultado de las operaciones de las Sociedades. Aunque las Sociedades consideran que, de acuerdo con la actual situación del mercado, los costos y riesgos asociados con los dispositivos de desvío y los contratos de distribución de gas natural que celebran con grandes usuarios desalentarán la celebración de tales acuerdos por parte de sus clientes, no puede asegurarse que algunos de ellos no lo harán en el futuro. Ver la sección "*Actividades -- Competencia -- Conexiones alternativas (bypass)*".

El gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales, centrales eléctricas y grandes plantas industriales en la Argentina. Sin embargo, las fuentes de energía alternativas, principalmente fuel oil para las centrales eléctricas y GLP para los clientes residenciales y pequeños usuarios comerciales, son utilizados de manera usual cuando no se dispone de gas natural o si se interrumpe el suministro. Las Sociedades consideran que el gas natural es una alternativa atractiva con respecto a esas fuentes, debido a su ventaja de costo y la conveniencia y los beneficios existentes para el medio ambiente en relación con los principales combustibles alternativos. Los ingresos, la situación patrimonial y los resultados de las operaciones de las Sociedades podrían verse significativa y adversamente afectados por un cambio significativo en el uso de fuentes de energía alternativa o en el costo relativo del gas frente a las fuentes alternativas tales como el fuel oil, el GLP o la energía hidroeléctrica. Ver la sección "*Actividades -- Competencia -- Otras fuentes de energía*".

Vulnerabilidad a las condiciones climáticas. Los resultados y los ingresos de las Sociedades derivados de la distribución de gas natural presentan vulnerabilidades ante las condiciones climáticas. Los resultados derivados de la distribución de gas natural son notablemente mayores durante los meses con más bajas temperaturas (mayo a septiembre) cuando la demanda de los clientes residenciales es mayor. Cuando se producen altas temperaturas durante dichos meses se puede afectar negativamente la demanda de gas natural en las áreas de servicio de las

Sociedades, especialmente entre los clientes residenciales, que constituyen la mayor fuente de ingresos y, a su vez, la fuente de ingresos de mayor margen. Debido a que el marco regulatorio no le permite a las Sociedades recuperar el costo de su capacidad de transporte en firme no utilizada y de los acuerdos de suministro con obligaciones *"take or pay"*, el efecto negativo de la reducción de la demanda debido a las condiciones climáticas por parte de los clientes residenciales se agravaría aún más si las Sociedades no pueden utilizar la capacidad para otra clase de clientes o de otra forma. Ver las secciones *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Competencia"*.

Los resultados y los ingresos de las Sociedades pueden verse adversamente afectados en forma significativa por cualquier circunstancia que reduzca la demanda de generación de energía eléctrica de las centrales alimentadas a gas, tales como fuertes lluvias o nevadas que permiten incrementar la generación de energía hidroeléctrica o el cierre de centrales eléctricas que utilizan ambas alternativas de combustible. Por ejemplo, en determinados períodos estacionales se han registrado fuertes lluvias durante el invierno que aumentaron el suministro de energía hidroeléctrica, lo cual derivó en una reducción de las ventas de las Sociedades a las centrales eléctricas durante dichos períodos en los que generalmente las ventas a las centrales eléctricas representan una parte significativa de los ingresos de las Sociedades. Ver en esta sección "-- *Importancia de las ventas a centrales eléctricas*" y las secciones *"Análisis de la situación patrimonial y resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"*.

Dependencia parcial de los subsidios gubernamentales. En el marco de los términos de los Documentos de la Privatización (según se define en la sección *"Marco Regulatorio -- Generalidades -- Marco Legal"*), el Gobierno provee subsidios a ciertos usuarios residenciales de gas natural ubicados dentro de las regiones abastecidas por las Sociedades. Tales subsidios se otorgan a las familias residentes en la zonas más frías del país, dentro de las cuales se incluye toda el área de servicio abastecida por Sur y, desde 1996, a la provincia de La Pampa, abastecida por Pampeana. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado en el Boletín Oficial el 15 de abril de 1997) mediante el cual se eliminó el subsidio que anteriormente se otorgaba a los jubilados con ingresos más bajos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*. Pampeana devengó aproximadamente $ 4,4 millones en subsidios durante 1998, $ 5,3 millones en 1999 y $ 6,0 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 1,7 millones y 1,3 millones, respectivamente. Sur devengó aproximadamente $ 66,4 millones en dichos subsidios durante 1998, $ 71,3 millones en 1999 y $ 80,7 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 29,7 millones y 26,7 millones, respectivamente. No puede asegurarse que cualquiera de dichos subsidios no sea reducido o eliminado por el Gobierno. Las Sociedades prevén que una reducción o eliminación de dichos subsidios podría reducir la utilización del gas natural residencial y tendría un impacto negativo significativo sobre sus resultados. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*.

Terminación de las Licencias; posibilidad de cancelación de las Licencias. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años, podrán ser prorrogadas por un plazo adicional de 10 años en el caso de que las Sociedades hayan cumplido con sus obligaciones de conformidad con las respectivas Licencias. El Gobierno puede cancelar las Licencias que rigen los derechos de cualquiera de las Sociedades para operar la distribución de gas, basado en la recomendación de ENARGAS por varias razones, incluyéndose, entre otras: (i) el incumplimiento reiterado de obligaciones a cargo de cualquiera de las Sociedades en virtud de sus Licencias (incluyendo la realización de inversiones obligatorias de capital) o de las resoluciones o regulaciones del ENARGAS, (ii) la comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas a las Sociedades por el ENARGAS en el período de cinco años anterior haya superado el 5 % de la facturación neta del último año, (iii) la interrupción del 35 % o más de la prestación del servicio, por más de 15 días consecutivos o por más de 30 días no consecutivos dentro de un mismo año calendario por causas atribuibles a dicha Sociedad, (iv) la interrupción parcial del servicio, que disminuya la capacidad total del servicio de la red de distribución en más de un 10 % durante treinta días consecutivos o durante 60 días no consecutivos en un mismo año calendario por causas atribuibles a dicha Sociedad, o (v) la violación a las restricciones establecidas en los Pliegos de Licitación (según se define en la sección *"Marco regulatorio -- Generalidades -- Marco legal"*) impuestas a la transferencia de acciones, o la asunción de garantías por deudas o la extensión de créditos a cualquiera de los respectivos accionistas controlantes de las Sociedades, Sodigas Pampeana o Sodigas Sur, entre otros. Sin embargo, las Sociedades deberán ser notificadas debidamente y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelar la respectiva Licencia. Ver la sección *"Marco regulatorio -- Terminación,*

caducidad y venta de las Licencias". La cancelación de cualquiera de las Licencias podría afectar sustancialmente en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades y su capacidad de cumplir sus obligaciones respecto de las Obligaciones Negociables. Ver la sección *"Marco regulatorio -- Terminación, caducidad y venta de las Licencias".*

Riesgos relacionados con las operaciones de gas natural. Las actividades de las Sociedades están expuestas a ciertos riesgos inherentes al servicio y operación de la distribución de gas natural incluyendo, entre otros, presiones no previstas, explosiones e incendios imprevisibles, que podrían provocar la muerte, heridas personales, daños al medio ambiente y otros perjuicios a los bienes de las Sociedades o de terceros. Asimismo, estas actividades incluyen otros riesgos legales, operativos, ambientales, regulatorios, comerciales y financieros. Los daños provocados por los riesgos mencionados pueden generar acciones contra las Sociedades. Las Sociedades contratan seguros contra terceros de conformidad con la práctica internacional, sin embargo no están aseguradas en su totalidad contra estos riesgos y no todos los citados riesgos pueden asegurarse. La responsabilidad de cada una de las Sociedades podría exceder la cobertura brindada por el seguro, si lo hubiere, y podría tener un efecto adverso significativo sobre la situación patrimonial y resultado de las operaciones de las Sociedades.

Procedimientos administrativos, judiciales e impositivos. Las Sociedades son parte de diferentes procedimientos administrativos, judiciales e impositivos con el Gobierno y algunos gobiernos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos mencionados no tienen fundamento y, por lo tanto, consideran que no resulta probable que exista una resolución adversa respecto de los mismos. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una medida precautoria o pago ordenado por el tribunal, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades. Ver la sección *"Actividades -- Procedimientos administrativos, judiciales e impositivos".*

Accionistas controlantes. Sodigas Pampeana es titular del 86,09 % del capital accionario de Pampeana y Sodigas Sur posee el 90 % del capital accionario de Sur. Debido a los procedimientos establecidos por el Gobierno, en virtud de los cuales Sodigas Pampeana y Sodigas Sur realizaron sus inversiones en las Sociedades, existen restricciones en su capacidad para disminuir sus respectivas tenencias por debajo de un 51 % de las acciones Clase A de las Sociedades. Sodigas Pampeana y Sodigas Sur tienen poder suficiente para elegir a la mayoría de los directores de las Sociedades y determinar el resultado de cualquier acción que requiera la aprobación de los accionistas, incluyendo el momento y el pago de futuros dividendos. Como controlantes de Sodigas Pampeana y Sodigas Sur, Camuzzi Argentina y Sempra determinarán la política de dividendos de las Sociedades. Sodigas Pampeana y Sodigas Sur han comunicado a cada una de las Sociedades, que es su intención actual pagar el máximo de dividendos anticipados y anuales permitidos por la legislación argentina, sujeto al plan de inversiones de las mismas, sus obligaciones de repago de deuda y requerimientos de efectivo. Si bien en virtud del Contrato de Fideicomiso ninguna de las Sociedades puede, en ningún momento, mantener un índice de patrimonio neto sobre deudas consolidadas menor a 1 a 1, no existen restricciones específicas al pago de dividendos. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras".*

Otros factores de riesgo

Inexistencia previa de un mercado público para las Obligaciones Negociables. Las Obligaciones Negociables que se emitirán en virtud del Contrato de Fideicomiso constituyen una nueva emisión de títulos valores sin un mercado público para su negociación. Las Sociedades podrán solicitar la cotización de las Obligaciones Negociables en la BCBA u otras bolsas de comercio. El mercado de títulos valores argentino no es ni tan grande ni tan activo como el de los Estados Unidos u otros países con economías de mercado desarrolladas. Por lo tanto, el mercado argentino tiene menor liquidez y mayor volatilidad que otros mercados. La falta de cotización de las Obligaciones Negociables de una Clase en mercados adicionales u otros mercados podría limitar la capacidad de un Obligacionista de vender las Obligaciones Negociables al precio que desee y en el momento y en las cantidades deseadas. En virtud de los términos del Contrato de Fideicomiso, las Sociedades podrán celebrar un contrato con los Colocadores de una Clase de Obligaciones Negociables para que, actuando en nombre de todo futuro tenedor de dichas Obligaciones Negociables se comprometa a solicitar la autorización de oferta pública de dichas Obligaciones Negociables ante la *United States Securities and Exchange Commission* para permitir la compra y la venta irrestricta de dichas Obligaciones Negociables en los Estados Unidos y a Personas de los Estados Unidos. Sin embargo, no

puede asegurarse la liquidez que tendrán las Obligaciones Negociables o que se desarrollará un mercado público activo para las mismas o que, de desarrollarse, el mismo continuará.

Modificaciones de la legislación tributaria. En el pasado, las leyes tributarias de la Argentina han sido objeto de sucesivas reformas, que incluyeron la eliminación, reformulación o modificación de ciertos impuestos y exenciones impositivas. Las leyes tributarias actualmente vigentes podrían ser reformadas, los impuestos restablecidos, las exenciones eliminadas o modificada su interpretación. Las Sociedades han acordado realizar los pagos derivados de sus obligaciones emergentes de las Obligaciones Negociables sin realizar deducciones ni retenciones a cuenta de impuestos argentinos, excepto en los supuestos indicados en las Obligaciones Negociables. En el caso de que dichas deducciones o retenciones deban efectuarse, las Sociedades pagarán las Sumas Adicionales que sean necesarias para que los Obligacionistas reciban los montos que hubieran recibido si dicha deducción o retención no hubiera sido realizada, con excepción de los supuestos indicados en las Obligaciones Negociables. Con respecto al impuesto a los bienes personales, a menos que se establezca lo contrario en el Informe de Términos y Condiciones, las Sociedades no pagarán las Sumas Adicionales ni compensarán a los Obligacionistas sujetos a dicho impuesto. Ver la sección *"Impuestos"* para una descripción de los principales impuestos que gravan las Obligaciones Negociables.

Ley de Nominatividad de los Títulos Valores Privados. El 8 de noviembre de 1995, el Congreso Nacional aprobó la Ley N° 24.587 (la "Ley de Nominatividad de Títulos Valores"), en vigencia a partir del 22 de noviembre de 1995, la cual establece que los títulos valores privados representativos de deuda emitidos en el país deberán ser emitidos en forma nominativa no endosable. Desde la sanción de la Ley de Nominatividad de los Títulos Valores, el Poder Ejecutivo Nacional emitió reglamentaciones en virtud del Decreto N° 259/96 (de fecha 20 de marzo de 1996) y del Decreto N° 547/96 (de fecha 22 de mayo de 1996). Las mencionadas normas prevén asimismo la aplicación de diversas sanciones en caso de incumplimiento de las obligaciones por ellas impuestas, tales como la eliminación de determinadas exenciones impositivas (entre las cuales se encuentra la exención impositiva al impuesto a las ganancias sobre los pagos de interés), la prohibición de la transferencia o prenda de los títulos y la suspensión de los derechos que de otra manera le hubieran correspondido al tenedor del título. De acuerdo con las reglamentaciones, los títulos valores autorizados para su oferta pública en la Argentina, emitidos en forma global y en poder de un depositario local o extranjero aprobado por la CNV (DTC, Euroclear y Clearstream han sido aprobados por la CNV) cumplen con lo establecido en la mencionada ley.

El Programa contempla la emisión de Obligaciones Negociables y su colocación en forma global mediante oferta pública en el país. De acuerdo con el mismo, dichas Obligaciones Negociables se depositarán en DTC Euroclear, Clearstream y Caja de Valores S.A., depositarios que han sido aceptados por la CNV mediante Resolución N° 283/96 del 14 de mayo de 1996. Por lo tanto, las Sociedades consideran que las Obligaciones Negociables emitidas en forma global en el marco del Programa en forma global cumplirán con los requisitos de la Ley de Nominatividad de Títulos Valores. A pesar de ello, las Sociedades no pueden asegurar que no se dicten nuevas regulaciones, ni que dicha ley o sus decretos reglamentarios no sean reformados o que se cambie el criterio en su interpretación. En tal caso, tampoco puede asegurarse que, de dictarse nuevas regulaciones, decretos o reformas o si se cambiase el criterio de interpretación, las Obligaciones Negociables no resultarán afectadas o no quedarán al margen de dicha Ley, ni tampoco puede asegurarse que no sea necesario convertirlas para adaptarlas a lo establecido por la misma. Por otra parte, las Obligaciones Negociables emitidas en forma global en el marco del Programa requieren que, en ciertos casos específicos, las Sociedades suministren Obligaciones Negociables Cartulares a los titulares de participaciones en las mismas. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación"*. En dicho caso, las Obligaciones Negociables cartulares estarán sujetas y se emitirán, en forma y contenido, de conformidad con lo previsto en la Ley de Nominatividad de Títulos Valores vigente en dicha fecha.

USO DE LOS FONDOS

Las Sociedades utilizarán los fondos netos derivados de la colocación de las Obligaciones Negociables para refinanciar pasivos, realizar inversiones en activos físicos ubicados en la Argentina y para integrar capital de trabajo, según se especifique en el Informe de Términos y Condiciones correspondiente. Hasta tanto no se le den esos destinos, los fondos serán invertidos principalmente en depósitos bancarios a corto plazo, en títulos públicos de la Argentina, en títulos del tesoro americano u otras formas de inversión.

Las Sociedades han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables conforme al cual (i) acuerdan distribuir entre ellas los fondos netos de cada Clase de Obligaciones Negociables emitida bajo el Programa, sujeto a ciertas presunciones básicas, el 61,11 % Gas Pampeana y el 38,89 % a Gas del Sur, y (ii) debido a que las obligaciones en virtud de las Obligaciones Negociables son solidarias, en los términos del artículo 699 y concordantes del Código Civil, han establecido un mecanismo de indemnización, que exige que si una de las Sociedades paga todo o una parte de las obligaciones de las Sociedades bajo las Obligaciones Negociables, dicha Sociedad tendrá el derecho de ser indemnizada por la otra, en la medida de su participación porcentual en los fondos netos derivados de la colocación de las Obligaciones Negociables emitidas bajo el Programa. Por otra parte, de conformidad con los términos del mencionado acuerdo, en ningún caso las Sociedades podrán excepcionarse ante los Obligacionistas del pago total del capital e interés debido, ya que no podrán invocar ante los mismos las relaciones establecidas en dicho acuerdo.

CALIFICACION DE RIESGO

Conforme a la legislación argentina, la mayoría de los títulos de deuda emitidos después del 1° de noviembre de 1992 y ofrecidos al público por una sociedad en la Argentina, pueden contar con la calificación de calificadoras de riesgo independientes de acuerdo con lo dispuesto por el Decreto N° 656/92 y sus modificatorias, y, en su caso, dichas calificaciones deberán ser actualizadas trimestralmente. Con anterioridad a la introducción de dicho requisito, no existían calificadoras de riesgo ni calificaciones de los títulos valores de compañías argentinas. Los parámetros utilizados por las calificadoras de riesgo en las calificaciones están sujetos a la aprobación previa de la CNV. El Decreto N° 656/92 establece que las emisiones de títulos privados representativos de deuda podrán ser calificados en cinco categorías, de "A" hasta "E", dentro de las cuales pueden existir subcategorías. Las categorías "A", a "D" se aplican a las emisiones de títulos representativos de deuda en las que el emisor cumple con los requisitos de información exigidos por las normas y regulaciones argentinas; la categoría "E", por su parte, se aplica a aquellas emisiones de títulos representativos de deuda cuyos emisores no cumplen con los requisitos de información antes mencionados. Los parámetros precisos de cada categoría se establecen de acuerdo con lineamientos presentados por cada agencia calificadora y aprobados por la CNV. Si bien el Decreto 749/01 reformó el Decreto 656/92 en ciertos aspectos sustanciales (tales como la obligación de calificación de los valores negociables representativos de deuda), las normas de la CNV establecen que, mientras se encuentren valores negociables en circulación calificados, se debe mantener tal calificación a menos de que los tenedores de valores negociables se expresen unánimemente en sentido contrario.

Las Sociedades han seleccionado a *Standard & Poor's International Ratings LLC (Sucursal Argentina)* ("S&P") y a *FITCH Argentina S.A. Calificadora de Riesgo* ("FITCH") para calificar la emisión de las Obligaciones Negociables. Ambas se encuentran inscriptas en el Registro de Sociedades Calificadoras de Riesgo. De conformidad con los requisitos de la CNV, tanto la calificación como lo que ésta significa, provisto por las agencia calificadora correspondiente, se estipula a continuación. Las Obligaciones Negociables han sido calificadas en la categoría "raAA+" por S&P y en la categoría "AA+" por FITCH. S&P considera que la calificación "raAA+" difiere levemente de la calificación más alta de la escala y significa que la capacidad de las Sociedades de hacer frente a sus compromisos financieros con relación con otros emisores argentinos es muy fuerte. Asimismo, el símbolo "+" se utiliza para destacar la fortaleza relativa de las obligaciones frente a otras categorías. FITCH considera que la calificación "AA+" se otorga a las obligaciones de emisores cuya capacidad de pago en tiempo del capital e interés es muy sólida. Para FITCH, el riesgo asociado a estas obligaciones difiere levemente de la deuda mejor calificada dentro del país.

Dichas calificaciones podrán ser modificadas, suspendidas o retiradas, en cualquier momento y no constituyen una recomendación para comprar, poseer o vender las Obligaciones Negociables. Los métodos utilizados por las dos calificadoras de riesgo mencionadas anteriormente o cualquier otra calificadora de riesgo argentina, pueden variar de aquellos utilizados por las calificadoras de riesgo en los Estados Unidos u otros países. Para mayor información sobre algunos factores que deberían considerarse antes de realizar una inversión en las Obligaciones Negociables, ver la sección *"Factores de riesgo"*.

CAPITALIZACION

	30 de junio de 2001	30 de junio de 2000
	En miles de $	
Deuda financiera a corto plazo[1]	229,5	130,0
Deuda financiera a largo plazo[1]	-	-
Patrimonio Neto[2]		
Capital y ajuste del capital	563,3	563,3
Ganancias reservadas		
Reserva legal[3]	26,4	20,6
Reserva facultativa	60,5	56,4
Resultado no asignados	20,7	57,2
Total patrimonio neto	670,8	697,4
Total deuda financiera y capitalización	900,4	843,0

Notas:

(1) Deuda corto plazo es deuda con vencimiento original dentro del año a partir del 30 de junio de 2000. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 30 de julio de 2001.

(2) Al 30 de junio de 2001 las Sociedades poseían en forma conjunta un capital suscripto e integrado de $ 507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C. Todas aquellas conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5,0 % de sus ganancias líquidas y realizadas a una reserva legal de hasta que el monto de dicha reserva sea igual al 20,0 % del capital suscripto expresado en moneda constante. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones –Dividendos*".

TIPOS DE CAMBIO

Desde diciembre de 1989, no existen controles cambiarios en la Argentina. El sistema cambiario vigente está regido por la Ley de Convertibilidad, que fue aprobada por el Congreso Nacional el 27 de marzo de 1991 y entró en vigencia el 1° de abril de 1991, y la reforma monetaria que fue establecida el 1 de enero de 1992, por la cual el Peso reemplazó al Austral a un tipo de cambio de un Peso por 10.000 Australes. Con anterioridad a la Ley de Convertibilidad, la moneda fue objeto de varias devaluaciones de importancia y el Gobierno aplicó diversas medidas cambiarias, oscilando desde el control estricto hasta tipos de cambio regulados por el mercado. De acuerdo con la Ley de Convertibilidad, el Banco Central está obligado a vender Dólares a cualquier persona a una paridad de un Peso por Dólar. A partir del 12 de enero de 1995, el Banco Central adoptó la política de comprar Dólares a un tipo de cambio de $ 1,0 por U$S 1,0 y, actualmente, participa en el mercado de cambios, comprando o vendiendo Dólares para asegurar la libre convertibilidad de la moneda al tipo de cambio mencionado. De conformidad con la Ley de Convertibilidad, el Banco Central (i) está obligado a vender Dólares a un tipo de cambio de Peso 1,0 por Dólar y (ii) debe mantener una reserva de divisas, oro e inversiones a corto plazo, participaciones de Asociación Latinoamericana de Integración, y ciertos bonos del Gobierno denominados en moneda extranjera todo ello a valor de mercado, por lo menos en cantidad equivalente a la base monetaria. En el marco de este régimen, no se registra un aumento de la base monetaria interna sin un aumento equivalente en los activos internacionales brutos. Cualquier modificación en las disposiciones mencionadas anteriormente requiere la aprobación legislativa.

No puede asegurarse que el Banco Central continúe con esta política de compra de Dólares al tipo de cambio mencionado, o cualquier otro, o que la Ley de Convertibilidad no será modificada o derogada o que el Gobierno continuará permitiendo la libre convertibilidad de la moneda o que no habrá amplias fluctuaciones en la brecha cambiaria. Ver las secciones "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

Asimismo, el 25 de junio de 2001 la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. Ver la sección "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

El siguiente cuadro muestra información sobre los tipos de cambio para la compra de Dólares en el mercado de cambios principal para cada uno de los años que se indican. El 30 de junio de 2001, el tipo de cambio era de $ 1,0 por U$S 1,0 aproximadamente.

Tipos de cambio nominales

	2001[1]	2000	1999	1998	1997
Al cierre	1,0000	1,0000	1,0000	1,0000	1,0000
Promedio	1,0000	1,0000	1,0000	1,0000	1,0000
Alto[2]	1,0000	1,0000	1,0000	1,0000	1,0000
Bajo[3]	1,0000	1,0000	1,0000	1,0000	1,0000

Notas:
(1) Período económico de seis meses finalizado el 30 de junio de 2001.
(2) Tipo de cambio más alto del año o período menor correspondiente al final del mes.
(3) Tipo de cambio más bajo del año o período menor correspondiente al final de mes.
Fuente: Banco de la Nación Argentina.

INFORMACION CONTABLE SELECCIONADA Y OPERATIVA

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las apreciaciones y estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

Las Sociedades fueron inscriptas en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado, el anterior operador de todos los sistemas de compra, tratamiento, transporte y distribución de gas natural en la Argentina llevaba a cabo las actividades que actualmente desarrollan las Sociedades. La información contable de Gas del Estado correspondiente a períodos anteriores a la fecha de transferencia de los activos no es comparable con la información contable de las Sociedades debido a la nueva estructura de la industria del gas natural en la Argentina que surgió como consecuencia de la privatización. En este sentido, las Sociedades no cuentan con experiencia comercial operativa con anterioridad a dicha fecha y los resultados para los períodos posteriores no son comparables. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 sobre los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 35)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	
Depreciación y amortización	10,9	10,3	9,3	5,6	9,6
Interés	5,4	5,1	5,7	3,4	5,3
EBITDA[5]	56,2	51,4	44,1	14,7	2,2
					26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 35)

00769

M

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Transferencias de redes de distribución"*.
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones — Clientes y tarifas"*.
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

ANALISIS DE LA SITUACION PATRIMONIAL Y DEL RESULTADO DE LAS OPERACIONES

Se recomienda leer el siguiente análisis conjuntamente con los estados contables consolidados y no consolidados de Pampeana y Sur y las notas y anexos que los acompañan, incluidos en otras secciones de este Prospecto; los cuales lo condicionan en su totalidad. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. De conformidad con las Normas Contables Profesionales, desde el 1° de septiembre de 1995 las Sociedades ya no ajustan sus estados contables por inflación. Los valores consignados para ambas Sociedades representan la suma de aquellos informados por Pampeana y Sur, sin eliminación de las transacciones efectuadas entre las Sociedades. Ver las secciones "Forma de presentación de la información contable" e "Información clave -- Información contable seleccionada". Ciertas cifras incluidas en el presente análisis han sido redondeadas respecto de los rubros que figuran en los estados contables. Los porcentajes y cifras combinadas han sido calculadas en base a las cifras redondeadas. En consecuencia, los totales y subtotales que aparecen en el presente podrían no sumar como consecuencia del redondeo. Con relación a las apreciaciones y estimaciones que se realizan en la presente sección, ver "Estimaciones".

Clientes y tarifas

Generalidades. Por su carácter de empresas de servicio público, las Sociedades están sujetas a una extensa regulación en materia de tarifas y otros aspectos de sus actividades. Los resultados operativos se ven, por lo tanto, afectados por normas que rigen los precios del servicio que brindan a sus clientes. Las Sociedades distribuyen el gas en virtud de la Ley del Gas, de los Contratos de Transferencia y de sus Licencias, que les exigen suministrar gas bajo condiciones técnicas y de seguridad específicas. De acuerdo con la Ley del Gas, las tarifas se establecen por períodos quinquenales y, previa aprobación del ENARGAS, se pueden ajustar semestralmente para reflejar las variaciones en los costos y el PPI. En 1997, el ENARGAS estableció un factor "x" del 4,5 % y del 4,6 % para Pampeana y Sur, respectivamente, para el período de cinco años que finaliza en 2002. Asimismo, en octubre de 1997, el ENARGAS determinó el factor "k", estableciendo una tasa del 13,1 % para Pampeana y Sur, coeficiente que se aplicó a las inversiones que finalizaron durante 1998. Ver la sección "*Actividades -- Tarifas -- Revisión de tarifas quinquenal*".

La Ley del Gas y las Licencias establecen el mecanismo para determinar la tarifa para cada clase de servicio. La Ley del Gas dispone que la tarifa de gas natural que podrá ser cobrada por las Sociedades a los clientes, se compone de tres elementos: (i) el precio del gas adquirido, (ii) una tarifa por el transporte del gas desde el lugar de producción al sistema de distribución, y (iii) una tarifa de distribución que establece el ENARGAS. Las Licencias permiten a las Sociedades trasladar los aumentos en el costo del gas y del transporte, con la previa aprobación del ENARGAS; por lo tanto, las tarifas podrán ser reajustadas semestralmente a fin de reflejar dichos aumentos. Asimismo, las Sociedades pueden realizar descuentos sobre las tarifas máximas aprobadas, aún cuando reduzcan su tasa de retorno. Ver la sección "*Actividades -- Tarifas*".

Las Sociedades distribuyen el gas natural mediante suministro no interrumpible ("en firme") a tres clases de clientes residenciales, comerciales y grandes usuarios; y mediante servicio interrumpible sólo a los grandes usuarios. Ver la sección "*Actividades -- Clientes y mercados*".

Clientes residenciales. Estos clientes reciben "servicio residencial" y abonan la tarifa correspondiente a esta clase de servicio, que consiste en un cargo fijo por factura emitida y un precio por unidad de consumo. La tarifa varía según las diferentes subáreas comprendidas dentro del área de concesión de las Sociedades. El cuadro tarifario ha sido estructurado de forma tal que los clientes residenciales y los pequeños usuarios de servicios generales (incluidos en la categoría de usuarios comerciales) abonen tarifas más altas a fin de cubrir el menor factor de utilización y los costos operativos mayores asociados con la prestación del servicio en firme a estos grupos. En consecuencia, los clientes residenciales representan una fuente de ingresos con un elevado margen de ganancia para las Sociedades. Ver la sección "*Actividades -- Tarifas*".

Usuarios comerciales. Esta clase comprende a los grandes usuarios (categoría "G") y a los pequeños usuarios (categoría "P") de servicios generales y a otros clientes no residenciales que contratan servicio en firme por menos de 10.000 m^3 de gas por día, o utilizan, ya sea en firme o no, menos de 3,0 MMm^3 de gas por año. La cartera de usuarios comerciales de las Sociedades incluye un solo gran usuario comercial en el área de servicio de Pampeana. La tarifa para los usuarios de servicios generales consiste en un costo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso del cliente. Los

usuarios de servicios generales de gran volumen abonan un precio menor por unidad de consumo que los usuarios de volúmenes pequeños, pero deben pagar un cargo por capacidad reservada ("demanda"). Otros clientes son los subdistribuidores, estaciones de servicio de GNC y demás minoristas. Dichos usuarios abonan un cargo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso. Ver la sección *"Actividades -- Tarifas"*.

Grandes usuarios. Son aquellas empresas industriales que contratan en firme al menos 10.000 m³ de gas por día o consumen, mediante contratos en firme o de otra manera, más de 3,0 MMm³ de gas por año. Esta categoría abarca centrales eléctricas, cementeras y plantas petroquímicas que dependen del gas para mantener la continuidad de sus procesos u operaciones especializadas o lo utilizan como materia prima. Generalmente, reciben el servicio en forma interrumpible, aunque a partir de 1995 las Sociedades han comenzado a ofrecer el servicio en firme también a estos usuarios. La tarifa para los grandes usuarios por servicio en firme incluye un cargo por demanda y un precio por unidad de consumo, al igual que un costo fijo por factura. Comparado con el cargo por demanda y el precio por unidad de consumo, el costo fijo constituye una porción menor de los ingresos por grandes usuarios. El servicio interrumpible se brinda sólo a los grandes usuarios, con tarifas determinadas por contratos celebrados con las Sociedades. Generalmente, optan por el servicio interrumpible los grandes usuarios que tienen la posibilidad de recurrir a combustibles alternativos o que aceptan la interrupción del servicio en los días de mayor demanda durante el invierno. En virtud de lo dispuesto en la Ley del Gas, los grandes usuarios tienen derecho a adquirir el gas directamente de los productores en boca de pozo. Entonces, además del servicio completo, que incluye suministro, transporte y distribución al usuario final, las Sociedades también prestan, en limitados casos, servicio de transporte y/o distribución, que no incluye el cargo por la compra de gas. Este servicio se brinda a usuarios que, a la vez, son propietarios o que tienen una participación directa o indirecta en los yacimientos. La tarifa por el servicio de transporte y distribución y por el servicio de transporte solamente, consiste en un cargo por unidad de transporte, de distribución (si corresponde) y un cargo fijo por factura. Como las Sociedades meramente trasladan el precio del gas, el servicio de transporte, aunque reduce las ventas de gas, no afecta los ingresos de las Sociedades. En el caso de ciertos clientes que han construido sus propias redes de subdistribución, las Sociedades pueden limitar sus servicios al transporte de gas a través de la venta de capacidad de transporte a costos marginales. El servicio de transporte es interrumpible. Ver la sección *"Actividades -- Clientes y mercados"*.

Planta Cerri. En virtud de un contrato firmado con TGS, Pampeana procesa una parte del gas natural de la Planta Cerri, a cambio de un arancel. Durante el ejercicio finalizado el 31 de diciembre de 2000, Pampeana procesó aproximadamente 5,0 MMm³ diarios de su gas natural en esta planta. La Planta Cerri comprende una planta de extracción de etano y una de absorción de aceite liviano, que juntas recuperan etano, propano, butano y gasolina. Pampeana, o TGS en nombre de Pampeana, vende los productos extraídos del gas natural en la Planta Cerri.

Factores que afectan los resultados de las operaciones

Las Sociedades iniciaron sus operaciones de distribución de gas el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado era el operador del mencionado servicio en las áreas que ahora corresponden a las Sociedades.

Subsidios. De conformidad con los Documentos de la Privatización, el Gobierno otorgó subsidios a dos clases de clientes residenciales dentro de las áreas de servicio de las Sociedades: (i) jubilados con bajos ingresos en todo el país y (ii) viviendas ubicadas en las zonas más frías del país, lo cual incluye toda el área de servicio de Sur y, desde 1996, la provincia de La Pampa, en el área de servicio de Pampeana. Pampeana devengó por este concepto $ 4,4 millones durante 1998, $ 5,3 millones en 1999, $ 6,0 millones en 2000 y $ 1,7 millones a junio de 2001. Sur devengó $ 66,4 millones en 1998, $ 71,3 millones en 1999, $ 80,7 millones en 2000 y $ 29,7 a junio de 2001. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado el 15 de abril de 1997), mediante el cual eliminó el subsidio a los jubilados con ingresos limitados.

Transferencias de redes de distribución. La Ley del Gas prevé que las municipalidades, las provincias e incluso terceros, construyan redes de distribución locales. Una vez construidas, deben negociar la transferencia de estas redes a la sociedad distribuidora concesionaria de la región en la cual la red está ubicada, o solicitar al ENARGAS un permiso para actuar como subdistribuidores. Desde la privatización de los activos de Gas del Estado en 1992, varias redes de distribución fueron transferidas a las Sociedades. Algunas fueron transferidas a título gratuito, mientras que en otros casos se transfirieron a título oneroso generalmente a través del pago en especie, mediante

el suministro de gas por un determinado período, según las cláusulas de los contratos de transferencia correspondientes. Con relación a la incorporación de redes transferidas a título gratuito a las Sociedades, las mismas fueron valuadas a su costo de reposición al momento de la transferencia con contrapartida en el rubro "Otros ingresos". Las redes recibidas a título oneroso fueron valuadas a su costo de adquisición.

Valuación. En julio de 1995, la CNV emitió una resolución a fin de definir el criterio de contabilización de los activos transferidos por terceros a las sociedades que efectúan transporte y distribución de gas natural (que no sean consecuencia de derechos adquiridos en el proceso de privatización de las empresas del estado). En agosto de 1995, mediante una segunda resolución, la CNV aclaró que el criterio fijado debía aplicarse a la preparación de los estados contables que cerrasen a partir del 30 de junio de 1995. De conformidad con estas resoluciones, las redes de distribución de gas natural transferidas por los usuarios a título gratuito con posterioridad al 30 de junio de 1995, o construidas parcialmente con aportes de terceros, deben ser valuadas al monto que resulte menor entre el costo de construcción de la instalación (o, si éste fuera desconocido, al costo de reposición) y el "valor de utilización económica" de dichos activos, es decir, descontando su flujo de fondos futuro estimado. Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, se registra en una cuenta regularizadora que se expone deducida de bienes de uso, y cuyo criterio de amortización es equivalente al del bien incorporado. Dicha cuenta regularizadora refleja la obligación de las Sociedades de compensar en forma total o parcial a los terceros que transfirieron redes de distribución a un valor inferior al de los activos valuados de acuerdo con dichas Normas de la CNV. Como consecuencia de las mismas, el rubro "Otros ingresos y egresos" de las Sociedades y, por lo tanto, su utilidad neta, disminuyeron notablemente para los períodos posteriores al 30 de junio de 1995. Las Sociedades constituyeron reservas facultativas compuestas por las ganancias por transferencia de redes, las cuales, al 31 de diciembre de 2000 y al 30 de junio de 2001 totalizaban $ 43,4 millones en el caso de Pampeana y $ 17,1 millones en el caso de Sur, netas de las distribuciones efectuadas y las desafectaciones realizadas.

Compensación. Además de las resoluciones de la CNV anteriormente descriptas, el ENARGAS adoptó las Resoluciones N° 268/96 y 269/96, que establecieron que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiere. Después de conversaciones mantenidas con el ENARGAS, las Sociedades acordaron compensar parcial o totalmente a los terceros mediante el suministro de gas natural en volúmenes a ser determinados por la autoridad de aplicación. En agosto y octubre de 1996, febrero de 1997 y marzo de 1998, el ENARGAS dictó resoluciones que fijaron los volúmenes que las Sociedades debían reconocer a cada cedente de la red de distribución de conformidad con el valor de negocio determinado por dicha autoridad. El 30 de diciembre de 1997, el ENARGAS dictó la Nota N° 4.688, mediante la cual modificó el criterio establecido con anterioridad respecto de la obligación por parte de las licenciatarias del servicio de distribución de otorgar bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas. Esta modificación consiste básicamente en reemplazar el requisito de presentación por parte de los cedentes de la documentación probatoria de su aporte, por la suscripción de una declaración jurada al respecto. Dicha nota ha sido recurrida por las Sociedades en febrero de 1998 por entender que afecta sus legítimos derechos. Si bien la apelación aún se encuentra pendiente de resolución, las Sociedades han analizado el impacto potencial que podría ocasionar la resolución del ENARGAS.

En tal sentido, las Sociedades estiman que el monto máximo a bonificar por las redes transferidas originalmente sin contraprestación asciende a $ 4,1 millones en el caso de Pampeana y a $ 7,1 millones en el caso de Sur al 31 de diciembre de 2000 y 30 de junio de 2001, considerando que todos los usuarios existentes y los potenciales a ser incorporados tuviesen derecho a las bonificaciones establecidas en las resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2000 mediante el incremento de la reserva facultativa. Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo, según corresponda. Respecto de las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida en que se vaya acordando con los terceros usuarios el monto de las respectivas contraprestaciones.

Asimismo, en virtud de las resoluciones aplicables del ENARGAS, cada una de las Sociedades efectuó el inventario de todos sus activos esenciales al 31 de diciembre de 1997. El inventario (certificado por un perito independiente con fecha 26 de octubre de 1998) dio como resultado una diferencia entre el inventario contable y

el físico de aproximadamente $ 12,8 millones en el caso de Pampeana y $ 5,5 millones en el caso de Sur (en ambos casos en exceso el saldo contable). Debido a que las Sociedades mantenían reservas facultativas compuestas por las ganancias derivadas de la incorporación de redes transferidas a título gratuito, dichas diferencias fueron ajustadas por las Sociedades contra sus respectivas reservas facultativas.

Honorarios del operador técnico y otros honorarios. Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992. Dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costo de venta. Asimismo, las Sociedades pagan $ 50.000 mensuales en concepto de servicios por asesoramiento financiero a sus respectivos accionistas controlantes, Sodigas Pampeana y Sodigas Sur. Dicho monto se registra en gastos de administración. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana, y $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur, y $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Depreciación. Los bienes de uso adquiridos por las Sociedades desde el comienzo de sus actividades, como, por ejemplo, redes, vehículos e instrumentos, se deprecian en plazos que oscilan entre los 2 y los 50 años, según el caso. La depreciación se imputa principalmente contra el costo de ventas.

Impuesto a la ganancia mínima presunta. De conformidad con la Ley N° 25.063, las Sociedades se encuentran sujetas al impuesto a la ganancia mínima presunta, vigente a partir del 31 de diciembre de 1998. De acuerdo con este régimen, las Sociedades deben abonar el monto que resulte mayor entre el impuesto a las ganancias y el impuesto a la ganancia mínima presunta. En caso que el impuesto a la ganancia mínima presunta al cierre de un ejercicio económico exceda al impuesto a las ganancias, las sumas abonadas por dicho concepto podrán computarse como pago a cuenta del impuesto a las ganancias que pudiera producirse en los diez ejercicios económicos siguientes. El impuesto a la ganancia mínima presunta se calcula en forma individual sobre una tasa del 1 % respecto de la renta potencial de ciertos activos al cierre del período, según lo define la ley.

El contrato con Central Piedra Buena S.A. Desde mayo de 2001, Pampeana y Central Piedra Buena S.A. ("Piedra Buena") se encuentran negociando los términos de un nuevo contrato de suministro. Ver las secciones "*Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios*" y "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas*".

Períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención al período 2001 y 2000 se referirá a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, respectivamente. Los resultados de las operaciones de las Sociedades correspondientes al período de seis meses finalizado el 30 de junio de 2001 no reflejan todos los factores estacionales que afectan los resultados de las operaciones de las Sociedades y no necesariamente indican los resultados de las operaciones esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales.

El cuadro que se presenta a continuación describe, en forma individual y combinada, los resultados de las operaciones de las Sociedades y el porcentaje que representan sobre las ventas netas para los períodos 2001 y 2000.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	174,0		162,2		111,3		105,1		285,3		267,3	
Ventas netas[1]	168,2	100,0 %	157,0	100,0 %	108,6	100,0 %	103,2	100,0 %	276,8	100,0 %	260,2	100,0 %
Ganancia bruta	34,8	20,7	34,2	21,8	29,7	27,3	29,1	28,2	64,5	23,3	63,3	24,3
Ganancia operativa	17,7	10,5	19,7	12,5	19,9	18,3	20,3	19,7	37,6	13,6	40,0	15,4
Otros ingresos y (egresos)	0,6	0,4	(0,6)	(0,4)	0,7	0,6	0,4	0,4	1,3	0,5	(0,2)	(0,1)
Resultados financieros y por tenencia	(1,0)	(0,6)	(1,2)	0,8	(2,1)	(1,9)	(1,3)	(1,3)	(3,1)	(1,1)	(2,5)	1,0
Ganancias del período	11,3	6,7	10,3	6,6	1,6	1,5	14,0	13,6	12,9	4,7	24,3	9,3
Ventas netas por m³	0,092		0,092		0,083		0,074		0,088		0,084	
Ganancia bruta por m³	0,019		0,020		0,023		0,021		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los períodos 2001 y 2000, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio en firme												
Residencial	86,2	49,6 %	79,5	49,0 %	71,0	63,8 %	64,5	61,4 %	157,2	55,1 %	144,0	53,9 %
Comercial[1]	34,0	19,5	28,5	17,6	20,5	18,4	18,8	17,9	54,5	19,1	47,3	17,7
Grandes usuarios[2]												
Servicio en firme e interrumpible	37,3	21,4	33,7	20,8	13,2	11,9	14,2	13,5	50,5	17,7	47,9	17,9
Sólo transporte	11,8	6,8	9,5	5,9	4,1	3,7	5,2	4,9	15,9	5,6	14,7	5,5
Planta Cerri	2,7	1,6	9,3	5,7	1,3	1,2	1,1	1,0	4,0	1,4	10,4	3,9
Ventas de otros conceptos	2,1	1,2	1,6	1,0	1,2	1,1	1,1	1,0	3,3	1,2	2,7	1,0
Total ventas brutas	174,0	100,0	162,2	100,0	111,3	100,0	105,1	100,0	285,3	100,0	267,3	100,0

Notas:
(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".
(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los períodos 2001 y 2000 y el porcentaje que los mismos representan sobre las ventas totales.

Volúmenes vendidos

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total
						(en MMm³)						
Volumen vendido												
Servicio en firme												
Residencial	436,7	23,9 %	417,3	24,5 %	630,9	48,0 %	599,3	42,9 %	1.067,6	34,0 %	1.016,6	32,8 %
Comercial[1]	285,2	15,6	250,3	14,7	243,2	18,5	249,0	17,8	528,4	16,8	499,3	16,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	541,6	29,6	476,2	27,9	251,0	19,1	284,1	20,4	792,6	25,2	760,3	24,5
Sólo transporte	552,7	30,2	478,2	28,0	174,5	13,3	250,2	17,9	727,2	23,1	728,4	23,5
Planta Cerri	11,1	0,6	83,3	4,9		0,0		0,0	11,1	0,4	83,3	2,7
GLP	1,0	0,1	1,1	0,1	15,2	1,2	13,0	0,9	16,2	0,5	14,1	0,5
Volumen total	1.828,3		1.706,4		1.314,8		1.395,6		3.143,1		3.102,0	

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades aumentaron un 6,7 % al alcanzar $ 285,3 millones en el período económico de seis meses finalizado el 30 de junio de 2001, en comparación con los $ 267,3 millones registrados en el mismo período de 2000, mientras que las ventas netas combinadas aumentaron un 6,4 %, de $ 260,2 millones en el período 2000 a $ 276,8 millones en 2001. El volumen total de gas entregado combinado de las Sociedades aumentó un 1,3 % en el período 2001 en comparación con el período 2000.

Las ventas brutas de Pampeana aumentaron un 7,3 % a $ 174,0 millones en el período económico finalizado el 30 de junio de 2001, respecto de los $ 162,2 millones alcanzados en el período 2000, debido básicamente a un aumento del 7,1 % en el volumen de gas vendido por Pampeana en el período 2001. Dicho aumento se debió principalmente al incremento en el volumen de gas vendido a clientes residenciales, comerciales y grandes usuarios.

Las ventas brutas de Sur fueron de $ 111,3 millones para el período 2001, lo que representa un incremento del 5,9 % respecto de los $ 105,1 millones registrados para el período 2000. El volumen total de gas natural vendido por Sur disminuyó un 5,8 % en el período 2001, respecto del período 2000. La disminución del volumen de gas natural vendido se debió principalmente al menor volumen de gas vendido a grandes usuarios y clientes comerciales, lo cual fue parcialmente compensado con el incremento del volumen de gas vendido a clientes residenciales.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las dos Sociedades aumentó de $ 196,9 millones o 75,7 % de las ventas netas combinadas para el período 2000, a $ 212,3 millones o 76,7 % de las ventas netas combinadas para el período 2001, lo que representa una suba del 7,8 %.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los períodos 2001 y 2000.

	Costo de ventas como porcentaje de ventas netas					
	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
Compra de gas	38,1 %	36,0 %	49,4 %	48,2 %	42,5 %	40,8 %
Transporte de gas	26,0	25,2	9,0	8,8	19,3	18,7
Personal[1]	4,4	4,7	4,6	5,2	4,5	4,9
Depreciación y amortización	6,1	6,1	4,7	4,6	5,5	5,5
Honorarios por servicios[3]	1,0	0,9	0,9	1,5	1,0	1,2
Otros costos[2]	3,7	5,3	3,9	3,5	3,8	4,6
Total	79,3	78,2	72,6	71,8	76,7	75,7

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye básicamente transporte, servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.
(3) Incluye los honorarios de operador técnico pagados a Camuzzi Argentina.

El costo de ventas de Pampeana aumentó como porcentaje de las ventas netas de 78,2 % en el período 2000 a 79,3 % en el período 2001. Adicionalmente, el costo del transporte de Pampeana aumentó como porcentaje de ventas netas de un 25,2 % en el período 2000 a un 26 % en el período 2001. Ambos aumentos se debieron a un incremento en las ventas parcialmente disminuidas por la reducción en otros costos debido al nuevo acuerdo con TGS, que reemplaza la antigua modalidad de procesamiento por cuenta y orden en la Planta Cerri, donde Pampeana era propietaria del gas que se extraía y TGS lo vendía por cuenta y orden de la distribuidora.

El costo de ventas de Sur aumentó como porcentaje de las ventas netas de 71,8 % en el período 2000 a 72,6 % en el período 2001, principalmente debido a un aumento del monto de venta respecto al mismo período del año anterior.

La ganancia bruta combinada de las Sociedades correspondiente al período 2001 se incrementó en un 1,9 %, al alcanzar $ 64,5 millones, o el 23,3 % de las ventas netas combinadas, en comparación con el período 2000, en el cual alcanzó $ 63,3 millones o 24,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente al período 2001 fue de $ 34,8 millones, es decir, un 1,8 % más que la ganancia bruta correspondiente al período 2000, que alcanzó los $ 34,2 millones; estas cifras representan el 20,7 % y 21,8 % de las ventas netas de dichos períodos, respectivamente. La ganancia bruta de Sur correspondiente al período 2001 aumentó un 2,1 % a $ 29,7 millones frente a los $ 29,1 millones registrados para el período de 2000, lo que representa el 27,3 % y el 28,2 % de las ventas netas de dichos períodos, respectivamente. Ambos incrementos se debieron a mayores aumentos en los ingresos por ventas, en comparación con los aumentos en los costos de venta.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 15,5 %, de $ 23,3 millones para el período 2000, a $ 26,9 millones, para el período de 2001.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración, de las Sociedades para los períodos 2001 y 2000.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
	(en millones de Pesos)					
Comercialización						
Personal(1)	3,2	3,0	2,2	2,2	5,4	5,2
Depreciación y amortización	0,2	0,3	0,2	0,2	0,3	0,5
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos(2)	1,4	1,2	0,1	0,9	2,4	2,1
Previsión para deudores incobrables	0,6	0,9	0,2	0,4	0,8	1,3
Subtotal	5,4	5,3	3,5	3,7	8,9	9,0
Administración						
Personal(1)	4,5	4,3	2,2	2,3	6,7	6,6
Depreciación y amortización	0,8	0,8	0,4	0,5	1,2	1,3
Honorarios por servicios	2,8	1,0	1,4	0,6	4,2	1,6
Otros costos(2)	3,5	3,0	2,3	1,7	5,8	4,7
Subtotal	11,6	9,2	6,3	5,1	17,9	14,3
Total	17,1	14,5	9,9	8,8	26,9	23,3

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

Los gastos de comercialización y administración de Pampeana aumentaron un 17,9 % en el período 2001. Los gastos de comercialización y administración de Sur aumentaron un 12,5 % en el período 2001. El aumento combinado se debió principalmente al incremento de los honorarios por servicios, el cual se vio compensado por una disminución de la previsión para deudores incobrables y por una disminución en otros costos.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 6 % al alcanzar $ 37,6 millones en el período 2001 en comparación con los $ 40,0 millones registrados en el período de 2000, que representaron un 13,6 % y un 15,4 % de las ventas netas combinadas para dichos períodos, respectivamente, debido principalmente a un aumento en los gastos de administración y comercialización parcialmente compensado por un aumento en la ganancia bruta. La ganancia operativa de Pampeana disminuyó un 10,2 % en el período 2001 comparado con el período 2000, y representa un 10,5 % y un 12,5 % de las ventas netas de dichos períodos, respectivamente. La ganancia operativa de Sur disminuyó aproximadamente 2 %, al alcanzar $ 19,9 millones en 2001 en comparación con los $ 20,3 millones registrados en 2000.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados de las Sociedades combinados aumentó de una pérdida de $ 0,2 millón en el período 2000 a una ganancia de $ 1,3 millón en 2001, debido principalmente al resultado generado por la publicación de los certificados por contribución de mejoras en Pampeana, así como un menor cargo por multas y penalizaciones. El rubro "Otros ingresos y egresos" de Pampeana aumentó de una pérdida de $ 0,6 millón para el período 2000 a una ganancia de $ 0,6 millón para el período 2001, mientras que en Sur el rubro "Otros ingresos y egresos" aumentó de $ 0,4 millón en 2000 a $ 0,7 millón en 2001.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen el interés generado por activos de las Sociedades y cargos por pago fuera de término de clientes, el interés de las deudas pendientes y las ganancias o pérdidas por diferencias de cambio, entre otros. Los resultados financieros y por tenencia para ambas Sociedades totalizaron una pérdida de $ 3,1 millones en el período 2001, comparados con una pérdida de $ 2,5 millones en el período 2000. Los resultados financieros y por tenencia de Pampeana totalizaron una pérdida

de $ 1,2 millón en el período 2000 y $ 1,0 millón en el período 2001, debido principalmente a una disminución de los intereses generados por pasivos por la cancelación durante el período 2001 de la moratoria correspondiente al impuesto a los ingresos brutos de la provincia de Buenos Aires. Los resultados financieros y por tenencia de Sur totalizaron una pérdida de $ 1,3 millón en el período 2000 y una pérdida de $ 2,1 millones en el período 2001. Dicho aumento se debió principalmente al incremento de los intereses generados por pasivos y del impuesto a los débitos y créditos en cuentas bancarias establecido durante el año 2001.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 11,4 millones en impuestos para el período 2001 frente a los $ 12,8 millones devengados durante el período 2000, lo que resulta en una tasa efectiva del 31,9 % y 34,5 %, respectivamente. El impuesto a las ganancias devengado por Pampeana disminuyó un 19,8 % en el período 2001 con respecto a igual período de 2000. Por su parte, el impuesto a las ganancias devengado por Sur aumentó un 0,8 % en el período 2001 con respecto al período 2000 sin considerar la pérdida impositiva asignable a resultados extraordinarios del período 2001 por $ 11,4 millón.

Resultados extraordinarios. Las Sociedades devengaron un resultado extraordinario combinado equivalente a una pérdida de $ 11,4 millones en junio de 2001 y una pérdida de $ 0,2 millón en el mismo semestre del año 2000. Pampeana registró una pérdida extraordinaria de $ 0,2 millón durante el período 2000 como consecuencia de la desvalorización de las acciones de Mercobank S.A. ("Mercobank"). En el caso de Sur, este rubro arrojó una pérdida neta de $ 11,4 millones en el período 2001 debido a la contabilización de una previsión para atender el pago del impuesto a los ingresos brutos sobre subsidios.

Ganancia del período. Las Sociedades experimentaron una disminución del 46,9 % en su ganancia del período combinada, la que alcanzó $ 12,9 millones para el período 2001 frente a los $ 24,3 millones alcanzados en el período 2000, debido principalmente al resultado extraordinario generado en el primer semestre de 2001 en Sur y a la disminución en el resultado operativo de las Sociedades respecto del año anterior. La ganancia del período de Pampeana aumentó un 9,7 % de $ 10,3 millones en el período 2000 a $ 11,3 millones en el período 2001. La ganancia del período de Sur disminuyó un 88,6 %, al totalizar $ 1,6 millón en 2001 en comparación con los $ 14,0 millones alcanzados en el período 2000.

Ejercicios finalizados el 31 de diciembre de 2000 y 1999

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 2000 y 1999 se referirá a los ejercicios finalizados el 31 de diciembre de 2000 y 1999, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 2000 y 1999.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	
Ventas netas[1]	356,4	100,0 %	362,6	100,0 %	228,1	100,0 %	222,5	100,0 %	584,5	100,0 %	585,1	100,0 %
Ganancia bruta	85,6	24,0	86,4	23,8	64,5	28,3	61,9	27,8	150,1	25,7	148,3	25,3
Ganancia operativa	47,8	13,4	51,6	14,2	43,6	19,1	40,6	18,2	91,4	15,6	92,2	15,8
Otros ingresos y egresos	0,9	0,3	1,0	0,3	1,7	0,7	0,5	0,2	2,6	0,4	1,5	0,3
Resultados financieros y por tenencia	(1,2)	(0,3)	(1,7)	(0,5)	(3,4)	(1,5)	(3,4)	(1,5)	(4,6)	(0,8)	(5,1)	(0,9)
Ganancia del ejercicio	29,8	8,4	31,2	8,6	30,6	13,4	24,7	11,1	60,4	10,3	55,9	9,6
Ventas netas por m^3	0,098		0,090		0,076		0,069		0,088		0,081	
Ganancia bruta por m^3	0,024		0,021		0,022		0,019		0,023		0,021	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

00779

M

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 2000 y 1999, así como el porcentaje que estos valores representan sobre las ventas brutas.

	Ventas brutas											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	192,9	52,4 %	175,8	46,9 %	150,0	64,6 %	133,9	59,0 %	342,9	57,1 %	309,7	51,5 %
Comercial[1]	64,7	17,6	59,2	15,8	40,4	17,4	36,8	16,2	105,1	17,5	96,0	16,0
Grandes usuarios[2]												
Servicio en firme e interrumpible	82,3	22,4	110,4	29,5	26,8	11,5	41,6	18,3	109,1	18,2	152,0	25,3
Sólo transporte	4,4	1,2	7,4	2,0	10,1	4,4	10,3	4,6	14,5	2,4	17,7	2,9
Planta Cerri	20,4	5,5	18,5	4,9	0,0	0,0	0,0	0,0	20,4	3,4	18,5	3,1
Ventas de otros conceptos	3,5	1,0	3,5	0,9	4,8	2,1	4,3	1,9	8,3	1,4	7,8	1,3
Total ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 2000 y 1999 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.090,4	29,9 %	1.003,5	24,9 %	1.418,4	47,3 %	1.325,5	41,4 %	2.508,8	37,8 %	2.329,0	32,2 %
Comercial[1]	561,2	15,4	528,7	13,1	520,3	17,4	493,8	15,4	1.081,5	16,3	1.022,5	14,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	1.741,2	47,8	2.152,3	53,5	502,0	16,7	803,2	25,1	2.243,2	33,8	2.955,5	40,9
Sólo transporte	82,5	2,3	127,0	3,2	525,6	17,5	554,3	17,3	608,1	9,2	681,3	9,4
Planta Cerri	163,9	4,5	207,0	5,1	0,0	0,0	0,0	0,0	163,9	2,5	207,3	2,9
GLP	2,5	0,1	2,4	0,1	32,1	1,1	25,2	0,8	34,6	0,5	27,6	0,4
RTP[3]	0,0		4,1	0,1	0,0	0,0	0,0	0,0	0,0	0,0	4,1	0,1
Volumen total	3.641,7		4.025,3		2.998,4		3.202,0		6.640,1		7.227,3	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

(3) Corresponde a la venta de capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades disminuyeron un 0,2 % al alcanzar $ 600,3 millones en 2000, en comparación con $ 601,7 millones registrados en 1999, mientras que las ventas netas combinadas disminuyeron un 0,1 %, de $ 585,1 millones en 1999 a $ 584,5 millones en 2000. El volumen combinado total de gas natural entregado por las Sociedades disminuyó un 8,1 % en 2000 respecto del volumen registrado en 1999.

Las ventas brutas de Pampeana disminuyeron un 1,8 %, al alcanzar $ 368,2 millones en 2000, en comparación con $ 374,8 millones en 1999. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales, debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,5 % en 2000 respecto de la existente en 1999. Las ventas netas de Pampeana para 2000 fueron de $ 356,4 millones, lo que representa una disminución del 1,7 % respecto de los $ 362,6 millones registrados en 1999.

Las ventas brutas de Sur aumentaron un 2,3 %, al alcanzar $ 232,1 millones en 2000, en comparación con $ 226,9 millones en 1999. El volumen total de gas natural vendido por Sur disminuyó un 6,4 % en 2000, respecto del volumen registrado en 1999. Dicha disminución se debió en gran medida a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,3 % en 2000 respecto de la existente en 1999. Las ventas netas de Sur para 2000 fueron de $ 228,1 millones, lo que representa un incremento del 2,5 % respecto de los $ 222,5 millones registrados en 1999.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las Sociedades fue de $ 434,4 millones, o 74,2 % de las ventas netas combinadas en 2000, y de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999.

La tabla siguiente presenta, en forma combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 2000 y 1999.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
Compra de gas	37,4 %	40,3 %	49,1 %	49,7 %	41,9 %	43,9 %
Transporte de gas	23,1	22,1	8,6	9,9	17,4	17,4
Personal[1]	3,4	3,3	3,4	3,5	3,4	3,4
Depreciación y amortización	5,6	5,1	4,3	4,1	5,1	4,7
Honorarios por servicios[2]	1,1	1,1	1,6	1,4	1,3	1,2
Otros costos[3]	5,5	4,3	4,7	3,5	5,1	4,0
Total	76,1	76,2	71,7	72,2	74,2	74,6

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.

(3) Incluye básicamente transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El costo de ventas de Pampeana, como porcentaje de las ventas netas, disminuyó de 76,2 % en 1999 a 76,1 % en 2000. Esta disminución se debió a una reducción en las compras de gas (que disminuyeron de un 40,3 % en 1999 a un 37,4 % en 2000, como porcentaje de las ventas netas), la que fue compensada parcialmente por un incremento en los gastos de personal (que aumentaron de un 3,3 % en 1999 a un 3,4 % en 2000) y por un aumento de otros costos (que aumentaron de un 4,3 % en 1999 a un 5,5 % en 2000).

El costo de ventas de Sur, como porcentaje de ventas netas, disminuyó de un 72,2 % en 1999 a un 71,7 % en 2000. Dicha disminución se debió a una reducción en las compras de gas (que disminuyeron de un 49,7 % en 1999 a un 49,1 % en 2000) y una reducción en el transporte de gas (que disminuyó de un 9,9 % en 1999 a un 8,6 % en 2000). El costo de ventas de Sur fue compensado parcialmente por un aumento de otros costos de un 3,5 % en 1999 a un 4,7 % en 2000.

El impuesto a los ingresos brutos en Pampeana disminuyó a $ 11,9 millones en 2000 frente a los $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 2000 y del 3,2 % en 1999. El impuesto a los ingresos brutos en Sur disminuyó a $ 4,0 millones en 2000 frente a los $ 4,4 millones en 1999, a una tasa efectiva del 1,7 % en 2000 y del 1,9 % en 1999. El impuesto a los ingresos brutos en ambas Sociedades disminuyó a $ 15,8 millones en 2000 en comparación con los $ 16,6 millones registrados en 1999, a una tasa efectiva del 2,6 % en 2000 y del 2,8 % en 1999.

La ganancia bruta combinada de las Sociedades correspondiente al 2000 alcanzó $ 150,1 millones, o sea 25,7 % de las ventas netas combinadas, lo que representa un aumento del 1,2 % respecto de 1999, cuando alcanzó $ 148,3 millones o 25,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana se redujo un 0,9 %, de $ 86,4 millones en 1999 a $ 85,6 millones en 2000; lo que representa un 23,8 % y un 24 % sobre las ventas netas para dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente al 2000 aumentó un 4,2 %, al totalizar $ 64,5 millones frente a los $ 61,9 millones registrados en 1999, representando el 28,3 % y el 27,8 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 4,6 %, al alcanzar $ 58,8 millones en 2000, en comparación con $ 56,2 millones registrados en 1999.

La siguiente tabla presenta, en forma combinada, los gastos de comercialización y administración, de las Sociedades para los ejercicios 2000 y 1999.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
	(en millones de Pesos)					
Comercialización						
Personal[1]	7,1	5,6	4,3	3,7	11,4	9,3
Depreciación y amortización	0,4	0,4	0,2	0,3	0,6	0,7
Honorarios por servicios	0,1	0,0	0,1	0,0	0,2	0,0
Otros costos[2]	2,9	2,5	1,4	1,7	4,3	4,2
Deudores incobrables	2,6	1,7	1,2	0,9	3,8	2,6
Subtotal	13,1	10,2	7,3	6,5	20,4	16,7
Administración						
Personal[1]	10,9	10,8	6,9	7,0	17,8	17,8
Depreciación y amortización	1,5	1,7	0,8	1,0	2,3	2,7
Honorarios por servicios	4,0	4,2	1,4	2,2	5,4	6,4
Otros costos[2]	8,3	8,0	4,5	4,8	12,8	12,8
Subtotal	24,8	24,6	13,6	14,9	38,4	39,5
Total	37,9	34,8	20,9	21,4	58,8	56,2

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El total de gastos de comercialización y administración de Pampeana aumentó un 8,9 % en 2000, principalmente como consecuencia de un incremento de los gastos de personal (los cuales aumentaron a $ 18,0 millones en 2000 comparados con $ 16,4 millones registrados en 1999), así como a un aumento de los deudores incobrables (los

cuales aumentaron a $ 2,6 millones en 2000 frente a $ 1,7 millón registrado en 1999). El total de gastos de comercialización y administración de Sur disminuyó un 2,3 % en 2000, principalmente como consecuencia de la disminución de los honorarios por servicios, que se redujeron a $ 1,5 millón en 2000 frente a los $ 2,2 millones registrados en 1999. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 0,9 % al alcanzar $ 91,4 millones en 2000, en comparación con $ 92,2 millones registrados en 1999, que representaron un 15,6 % y un 15,8 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana disminuyó un 7,4 %, al totalizar $ 47,8 millones en 2000, mientras que en 1999 dicho monto ascendió a $ 51,6 millones, lo cual representa un 13,4 % y un 14,2 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur correspondiente al 2000 aumentó un 7,4 %, al totalizar $ 43,6 millones en comparación con los $ 40,6 millones registrados en 1999, cifras que representan el 19,1 % y el 18,2 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinado registró una ganancia de $ 2,6 millones en 2000 en comparación con una ganancia de $ 1,5 millón en 1999. El rubro "Otros ingresos y egresos" de Pampeana disminuyó de una ganancia de $ 1,0 millón en 1999 a una ganancia de $ 0,9 millón en 2000. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 1,7 millón en 2000 en comparación con una ganancia de $ 0,5 millón en 1999. Dicho aumento es atribuible en gran parte al hecho de que algunos de los directores de las Sociedades renunciaron a sus derechos a recibir honorarios por los servicios prestados a las Sociedades durante 1999 y 1998.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por activos de las Sociedades y cargos por pago fuera de término de clientes, interés de deudas pendientes, y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 4,6 millones en 2000, comparados con $ 5,1 millones en 1999. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,2 millón en 2000 respecto del $ 1,7 millón registrado en 1999. Dicha disminución refleja el resultado neto de la reducción de los intereses provenientes de activos y de la reducción de los intereses generados por deudas impositivas. Los resultados financieros y por tenencia de Sur totalizaron $ 3,4 millones en 2000 en comparación con $ 3,4 millones registrados en 1999.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 28,6 millones en impuesto a las ganancias para 2000 frente a los $ 31,7 millones devengados durante 1999, lo que resulta en una tasa efectiva del 32,1 % y 36,2 %, respectivamente.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,4 millón durante 2000, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank.

Ganancia del ejercicio. Las Sociedades registraron un aumento del 8,1 % en su ganancia del ejercicio combinada, al alcanzar $ 60,4 millones para 2000 frente a los $ 55,9 millones alcanzados en el ejercicio 1999. La ganancia del ejercicio de Pampeana disminuyó un 4,5 % de $ 31,2 millones en 1999 a $ 29,8 millones en 2000. La ganancia del ejercicio de Sur aumentó un 23,9 %, al totalizar $ 30,6 millones en el ejercicio 2000 en comparación con los $ 24,7 millones alcanzados en el ejercicio y 1999.

Ejercicios finalizados el 31 de diciembre de 1999 y 1998

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 1999 y 1998 se referirá a los ejercicios finalizados el 31 de diciembre de 1999 y 1998, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 1999 y 1998.

Resultado de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	
Ventas netas[1]	362,6	100,0 %	367,7	100,0 %	222,5	100,0 %	201,4	100,0 %	585,1	100,0 %	569,1	100,0 %
Ganancia bruta	86,4	23,8	85,5	23,3	61,9	27,8	57,3	28,5	148,3	25,3	142,8	25,1
Ganancia operativa	51,6	14,2	52,8	14,4	40,6	18,2	36,5	18,1	92,2	15,8	89,3	15,7
Otros ingresos y egresos	1,0	0,3	(1,5)	(0,4)	0,5	0,2	(1,7)	(0,8)	1,5	0,3	(3,2)	(0,6)
Resultados financieros y por tenencia	(1,7)	(0,5)	(4,6)	(1,3)	(3,4)	(1,5)	(3,3)	(1,6)	(5,1)	(0,9)	(7,9)	(1,4)
Ganancia del ejercicio	31,2	8,6	24,2	6,6	24,7	11,1	19,4	9,6	55,9	9,6	43,6	7,7
Ventas netas por m³	0,090		0,087		0,069		0,068		0,081		0,079	
Ganancia bruta por m³	0,021		0,020		0,019		0,019		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 1999 y 1998, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	175,8	46,9 %	156,5	41,5 %	133,9	59,0 %	123,4	60,2 %	309,7	51,5 %	279,9	48,1 %
Comercial[1]	59,2	15,8	56,4	15,0	36,8	16,2	34,7	16,9	96,0	16,0	91,1	15,6
Grandes usuarios[2]												
Servicio en firme e interrumpible	110,4	29,5	133,8	35,5	41,6	18,3	34,4	16,8	152,0	25,3	168,2	
Sólo transporte	7,4	2,0	12,1	3,2	10,3	4,6	7,8	3,8	17,7	2,9	19,9	
Planta Cerri	18,5	4,9	16,4	4,3	0,0	0,0	0,0	0,0	18,5	3,1	16,4	2,8
Ventas por otros conceptos	3,5	0,9	2,2	0,6	4,3	1,9	4,7	2,3	7,8	1,3	6,9	1,2
Total ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	

Notas:
(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.
(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 1999 y 1998 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total
						(en MMm³)						
Volumen vendido												
Servicio firme												
Residencial	1.003,5	24,9 %	866,5	20,5 %	1.325,5	41,4 %	1.202,9	40,7 %	2.329,0	32,2 %	2.069,4	28,8 %
Comercial[1]	528,7	13,1	506,9	12,0	493,8	15,4	458,2	15,5	1.022,5	14,1	965,1	13,4
Grandes usuarios[2]												
Servicio en firme e interrumpible	2.152,3	53,5	1.810,0	42,8	803,2	25,1	628,0	21,2	2.955,5	40,9	2.438,0	33,9
Sólo transporte	127,0	3,2	571,1	13,5	554,3	17,3	642,9	21,8	681,3	9,4	1.214,0	16,9
Planta Cerri	207,3	5,2	171,5	4,1	0,0	0,0	0,0	0,0	207,3	2,9	171,5	2,4
GLP	2,4	0,1	2,2	0,1	25,2	0,8	23,7	0,8	27,6	0,4	25,9	0,4
RTP[3]	4,1	0,1	299,0	7,1	0,0	0,0	0,0	0,0	4,1	0,1	299,0	4,2
Volumen total	4.025,3		4.227,2		3.202,0		2.955,7		7.227,3		7.182,9	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

(3) Hace referencia a la venta de la capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades aumentaron un 3,3 % al alcanzar $ 601,7 millones en 1999 frente a $ 582,4 millones en 1998, mientras que las ventas netas combinadas totales aumentaron un 2,8 % al totalizar $ 585,1 millones en 1999 en comparación con los $ 569,1 millones alcanzados en 1998. El volumen combinado total de gas natural entregado por las Sociedades aumentó 0,6 % en 1999 respecto del volumen registrado en 1998.

Las ventas brutas de Pampeana disminuyeron un 0,7 % al alcanzar $ 374,8 millones en 1999, en comparación con $ 377,4 millones alcanzados en 1998. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. Asimismo, las ventas generadas por la Planta Cerri aumentaron un 12,8 % respecto de 1998. La base de clientes residenciales aumentó un 3,3 % en 1999 respecto de la existente en 1998. Las ventas netas de Pampeana para 1999 fueron de $ 362,6 millones, lo que representa una disminución del 1,4 % sobre los $ 367,7 millones registrados en 1998.

Las ventas brutas de Sur aumentaron un 10,7 % alcanzando $ 226,9 millones en 1999, en comparación con $ 205,0 millones en 1998. El volumen total de gas natural vendido por Sur aumentó un 8,3 % en 1999 respecto del volumen registrado en 1998. El aumento de las ventas brutas se debió principalmente a un incremento en el volumen de ventas a grandes usuarios, así como a clientes residenciales y comerciales debido en gran parte al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. La base de clientes residenciales aumentó un 3,4 % en 1999 respecto de la existente en 1998. Las ventas netas de Sur para 1999 fueron de $ 222,5 millones y $ 201,4 millones en 1998, lo que representa un aumento del 10,5 %.

Costo de ventas; ganancia bruta. El costo total combinado de ventas de las Sociedades fue de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999 y de $ 426,3 millones, o 74,9 % de las ventas netas combinadas en 1998.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 1999 y 1998.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
Compra de gas	40,3 %	42,2 %	49,7 %	49,3 %	43,9 %	44,7 %
Transporte de gas	22,1	21,9	9,9	10,1	17,4	17,7
Personal[1]	3,3	3,0	3,5	3,6	3,4	3,2
Depreciación y amortización	5,1	4,9	4,1	3,9	4,7	4,5
Honorarios por servicios[2]	1,1	1,1	1,4	1,4	1,2	1,2
Otros costos[3]	4,3	3,8	3,5	3,2	4,0	3,6
Total	76,2	76,8	72,2	71,5	74,6	74,9

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.
(3) Incluye transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El costo de ventas de Pampeana disminuyó a un 76,2 % de las ventas netas en 1999 en comparación con el 76,8 % de las ventas netas registrado en 1998. Esta disminución se debe a una reducción en las compras de gas (que disminuyeron de un 42,2 % en 1998 a un 40,3 % en 1999) que fue compensada parcialmente con un incremento en los gastos de personal (que aumentaron de un 3 % en 1998 a un 3,3 % en 1999) y con un aumento de otros costos (que aumentaron de un 3,8 % en 1998 a un 4,3 % en 1999). El aumento de otros costos se relaciona con un incremento en el procesamiento de líquidos y de los gastos generales.

El costo de ventas de Sur aumentó de un 71,5 % de las ventas netas en 1998 a un 72,2 % en 1999, principalmente como consecuencia de un incremento en el costo del suministro de gas (que aumentó de un 49,3 % en 1998 a un 49,7 % en 1999) y a un aumento de otros costos (que aumentaron de un 3,2 % en 1998 a un 3,5 % en 1999).

El impuesto a los ingresos brutos en Pampeana aumentó de $ 9,7 millones en 1998 a $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 1999 y del 2,6 % en 1998. El impuesto a los ingresos brutos en Sur aumentó de $ 3,7 millones en 1998 a $ 4,4 millones en 1999, a una tasa efectiva del 1,9 % en 1999 y del 1,8 % en 1998. El impuesto a los ingresos brutos en ambas Sociedades en forma combinada aumentó de $ 13,3 millones en 1998 a $ 16,6 millones en 1999, a una tasa efectiva del 2,8 % en 1999 y el 2,3 % en 1998. El aumento del impuesto a los ingresos brutos refleja una modificación, a partir de junio de 1998, en el tratamiento de dicho impuesto establecida por las provincias de Buenos Aires y Río Negro. El impuesto a los ingresos brutos gravado por dichas provincias se incluye desde 1999 en el precio de venta y, por lo tanto, afecta en forma adversa las ventas brutas. Con anterioridad a junio de 1998, este impuesto era considerado como un crédito que las Sociedades trasladaban a los clientes.

La ganancia bruta combinada de las Sociedades correspondiente a 1999 alcanzó los $ 148,3 millones, es decir, un 25,3 % de las ventas netas combinadas, lo que representa un aumento del 3,9 % respecto de 1998, cuando alcanzó $ 142,8 millones o 25,1 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente a 1999 fue de $ 86,4 millones, y registró un aumento del 1,1 % en comparación con la cifra correspondiente a 1998, que alcanzó los $ 85,5 millones; estas cifras representan el 23,8 % y 23,3 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente a 1999 aumentó un 8 %, al totalizar $ 61,9

millones en comparación con los $ 57,3 millones registrados en 1998, lo que representa el 27,8 % y el 28,5 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 5 %, al totalizar $ 56,2 millones en 1999 en comparación con $ 53,5 millones registrados en 1998.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración de las Sociedades para los ejercicios 1999 y 1998.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
	(en millones de Pesos)					
Comercialización						
Personal[1]	5,6	5,2	3,7	3,4	9,3	8,6
Depreciación y amortización	0,4	0,5	0,3	0,3	0,7	0,8
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	2,5	2,3	1,7	1,7	4,2	4,0
Deudores incobrables	1,7	2,8	0,9	1,2	2,6	4,0
Subtotal	10,2	10,8	6,5	6,5	16,7	17,3
Administración						
Personal[1]	10,8	9,9	7,0	6,5	17,8	16,4
Depreciación y amortización	1,7	2,0	1,0	1,1	2,7	3,1
Honorarios por servicios	4,2	2,6	2,2	1,5	6,4	4,1
Otros costos[2]	8,0	7,4	4,8	5,2	12,8	12,6
Subtotal	24,6	21,9	14,9	14,3	39,5	36,2
Total	34,8	32,7	21,4	20,8	56,2	53,5

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad y gastos generales e impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El total de gastos de comercialización y administración de Pampeana aumentó un 6,4 % en 1999, de $ 32,7 millones a $ 34,8 millones. El total de gastos de comercialización y administración de Sur aumentó un 2,9 % en 1999, de $ 20,8 millones a $ 21,4 millones. Dichos aumentos se debieron principalmente a incrementos de los gastos de personal (los cuales aumentaron a $ 16,4 millones en 1999 en comparación con los $ 15,1 millones registrados en 1998 en el caso de Pampeana y a $ 10,7 millones en 1999 en comparación con los $ 9,9 millones registrados en 1998 en el caso de Sur) y de los honorarios por servicios (los cuales aumentaron a $ 4,2 millones en 1999 respecto de los $ 2,6 millones registrados en 1998 en el caso de Pampeana y a $ 2,2 millones en 1999 respecto del $ 1,5 millón registrado en 1998 en el caso de Sur). El aumento de los honorarios por servicios se relaciona con un aumento de la ganancia del ejercicio. Dichos aumentos fueron compensados parcialmente con las disminuciones en las previsiones por deudores incobrables, las cuales disminuyeron de $ 2,8 millones en 1998 a $ 1,7 millón en 1999 en el caso de Pampeana y de $ 1,2 millón en 1998 a $ 0,9 millón en 1999 en el caso de Sur. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades aumentó un 3,2 % al totalizar $ 92,2 millones en 1999 en comparación con los $ 89,3 millones registrados en 1998, que representó un 15,8 % y un 15,7 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana registró una disminución del 2,3 % al totalizar $ 51,6 millones en 1999 en comparación con los $ 52,8 millones registrados en 1998, cifras que representaron el 14,2 % y 14,4 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur para 1999 aumentó un 11,2 % al totalizar $ 40,6 millones, en

comparación con los $ 36,5 millones obtenidos en 1998, cifras que representan el 18,2 % y el 18,1 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados registró una ganancia de $ 1,5 millón en 1999 en comparación con la pérdida de $ 3,2 millones registrada en 1998. El rubro "Otros ingresos y egresos" de Pampeana registró una ganancia de $ 1,0 millón en 1999 respecto de la pérdida de $ 1,5 millón registrada en 1998. Dicho aumento se debió en gran medida a la disminución de las previsiones por juicios y al aumento de la ganancia derivada de la venta de servicios de ingeniería. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 0,5 millón en 1999 comparado con la pérdida de $ 1,7 millón registrada en 1998. Este aumento se debió principalmente a una reducción en las previsiones por juicios.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por los activos de las Sociedades y cargos por pago fuera de término de clientes, intereses de deudas y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 5,1 millones en 1999, en comparación con los $ 7,9 millones registrados en 1998. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,7 millón en 1999 respecto de los $ 4,6 millones registrados en 1998, debido en gran parte al aumento de $ 1,9 millón en los intereses, la disminución de los intereses por $ 0,7 millón y de los intereses generados por deudas impositivas por $ 1,2 millón, los cuales fueron parcialmente compensados por en aumento del impuesto al costo del endeudamiento empresario por $ 1,0 millón. Los resultados financieros y por tenencia de Sur aumentaron a $ 3,4 millones en 1999 comparados con $ 3,3 millones en 1998. Esto se debió a una disminución de $ 0,7 millón en los intereses generados por activos, la disminución de los intereses financieros por $ 0,2 millón a los intereses generados por deudas fiscales por $ 1,2 millón, y al aumento del impuesto al costo del endeudamiento empresario por $ 0,7 millón.

Impuesto a las ganancias. Las Sociedades devengaron en forma combinada $ 31,7 millones correspondientes al impuesto a las ganancias para 1999 frente a los $ 34,2 millones correspondientes 1998, lo que resulta en una tasa efectiva del 36,2 % y 44 %, respectivamente. La tasa aplicable del impuesto a las ganancias correspondiente a 1999 aumentó a 35 %.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,8 millón durante 1999, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank y los certificados de participación clase "C" del fideicomiso constituido por Mercobank, del cual es fiduciario Promotora Fiduciaria S.A.

Ganancia del ejercicio. Como consecuencia de lo mencionado anteriormente, las Sociedades, en forma conjunta, registraron un aumento de su ganancia del ejercicio combinada del 28,2 %, la cual totalizó $ 55,9 millones en 1999 en comparación con los $ 43,6 millones en 1998. La ganancia del ejercicio de Pampeana aumentó un 28,9 % al alcanzar $ 31,2 millones en 1999 y $ 24,2 millones en 1998. La ganancia del ejercicio de Sur aumentó un 27,3 %, al totalizar $ 24,7 millones en 1999 frente a $ 19,4 millones obtenidos en 1998.

Liquidez y recursos de capital

Al 31 de diciembre de 2000, las Sociedades, en forma combinada, tenían una deuda en concepto de préstamos de $ 152,4 millones (determinada de acuerdo con las Normas Contables Profesionales), que correspondía a deuda de corto plazo. La totalidad de la deuda financiera al 31 de diciembre de 2000 era en Dólares. A dicha fecha, de la deuda financiera (préstamos) de Pampeana, $ 79,4 millones correspondían al capital de las Obligaciones Negociables en circulación más intereses por $ 0,3 millón. De la deuda financiera (préstamos) de Sur, $ 21,8 millones correspondían a deudas bancarias, $ 50,6 millones al capital de las Obligaciones Negociables en circulación más $ 0,3 millón correspondiente a intereses.

Generalmente, las inversiones han sido financiadas por préstamos de corto plazo y las Obligaciones Negociables emitidas en el marco del Programa, junto con el efectivo proveniente de operaciones internas. Las Sociedades acordaron distribuir los fondos netos de cada clase de Obligaciones Negociables emitidas en el marco del Programa, correspondiendo el 61,11 % a Pampeana y el 38,89 % restante a Sur, sujeto a un convenio de participación e indemnidad que exige que si una de las Sociedades paga todo o una parte de sus obligaciones, dicha sociedad tendrá el derecho de exigir el reembolso a la otra, en la medida de su participación porcentual en los fondos mencionados. Dicha distribución proporcional refleja el valor de libros de los activos de las Sociedades al momento de la privatización. El producido neto de las Obligaciones Negociables fue utilizado para la cancelación de las

Obligaciones Negociables con vencimiento el 13 de diciembre de 1996 para refinanciar otras deudas de corto plazo e invertir en bienes de uso situados en la Argentina.

Las Sociedades planean realizar inversiones de capital. Las inversiones de capital serán financiadas a través de la emisión de títulos de deuda, fondos generados en forma interna y posiblemente mediante líneas de crédito establecidas en Dólares y en Pesos. Asimismo, las Sociedades esperan continuar financiando sus requerimientos de capital por trabajos en marcha a través de fondos generados por sus operaciones mediante toma de fondos a corto plazo y líneas de crédito existentes, complementadas por la emisión de títulos de deuda.

Al 31 de diciembre de 2000, las Sociedades tenían, en forma combinada, $ 12,9 millones en caja y bancos e inversiones de corto plazo, de los cuales $ 9,0 millones correspondían a Pampeana y $ 3,9 millones a Sur. Al 30 de junio de 2001, las Sociedades tenían en caja y bancos, en forma combinada, $ 21,3 millones, de los cuales $ 10,2 millones correspondían a Pampeana y $ 11,1 millones a Sur.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades tenían deudas financieras de corto y largo plazo por $ 152,4 millones, $ 142,9 millones y $ 143,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades tenían deudas financieras de corto y largo plazo por $ 229,5 millones y $ 145,6 millones, respectivamente.

ACTIVIDADES

Generalidades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de GLP y GNC, como así también por cargos de reconexión a la red de distribución de gas y por la venta de productos derivados producidos en la Planta Cerri operada por TGS, cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver en esta sección *"-- Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada y de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver en esta sección *"-- Estrategia"*.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a aproximadamente, el 42 %. Este aumento refleja la sustitución de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU,

respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*". Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver en esta sección "*-- Transporte de gas natural*".

El operador técnico de las Sociedades es Camuzzi Argentina, sociedad controlada por Camuzzi. Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana y Sodigas Sur, respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria -- Accionistas principales*".

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del ENARGAS, órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Estrategia

Desde el 31 de marzo de 2001, las Sociedades, en forma combinada, tuvieron una participación en un 28,2 % del mercado, en términos de volumen de gas natural distribuido por las compañías de gas natural de la Argentina, y con dicho criterio, continúa siendo el mayor distribuidor de gas natural de la Argentina. Durante 2000, Pampeana se posicionó en segundo lugar y Sur en tercero en el ranking provisto por el ENARGAS para gas natural distribuido por compañía.

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de la eficiencia y (v) el desarrollo de los recursos humanos.

Incremento de la cartera de clientes. En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial. Entre el 31 de diciembre de 1993 y el 31 de diciembre de 2000, las Sociedades realizaron la conexión de 308.566 nuevos clientes a sus sistemas de distribución, inicialmente a través de la expansión de sus redes de distribución, representando un incremento del 31,1 % en nuevos clientes para dicho período. Las Sociedades consideran que Pampeana actualmente abastece a alrededor del 61 % de las viviendas ubicadas en su territorio, mientras que Sur tiene a su cargo aproximadamente al 79 % de las viviendas ubicadas en el propio. Los clientes residenciales constituyen el segmento de mayor rentabilidad debido a su estructura de alto margen y otorgan ingresos más estables como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía. Las Sociedades consideran que algunos de los potenciales clientes residenciales no se han conectado a las redes de distribución ya existentes como

consecuencia de los costos iniciales de instalación. De esta manera, en 1998 las Sociedades implementaron un programa con bancos locales (diseñado a fin de superar el fracaso de anteriores programas de financiamiento entre bancos y clientes) que otorgarán préstamos destinados al mejoramiento de la vivienda a consumidores que deseen instalar las cañerías de gas natural, como así también desarrollar nuevas extensiones de las redes. Las Sociedades no asumen ningún riesgo o compromiso financiero en relación con dicho programa. Asimismo, las Sociedades esperan ser capaces de atraer nuevos clientes residenciales a través de la expansión de su sistema de distribución a aquellas ciudades en las que no prestan servicios en la actualidad mediante la aplicación de tecnologías del exterior no utilizadas actualmente en la Argentina, tales como las plantas de GLP vaporizado y el transporte de GNC.

Clientes comerciales. En su esfuerzo por incrementar el segmento de clientes comerciales, las Sociedades han desarrollado programas de conversión de gas natural para pequeñas y medianas industrias que actualmente utilizan combustibles alternativos, a través de la financiación de su conexión a una cañería existente y a la modificación de su infraestructura interna. Cada uno de dichos programas de financiamiento están auspiciados por las compañías de distribución (y garantizados por instituciones financieras) o son directamente financiados por terceras personas. Los proyectos para la venta de GNC, que introducen la tecnología modular, están siendo desarrollados para aquellos clientes que se encuentran fuera del alcance de las cañerías de gas. Además, las Sociedades promueven el uso de GNC y la extensión de las redes de GNC de estaciones como un combustible alternativo para vehículos.

Grandes clientes. Junto con su estrategia de maximizar la eficiencia de la capacidad de transporte, Pampeana y Sur también centrarán su atención en la expansión de la demanda de servicio interrumpible de los grandes usuarios al aumentar su capacidad de transporte para atender a los nuevos clientes residenciales. En los meses de verano, cuando la demanda es más baja, las Sociedades intentarán firmar contratos de servicio al contado con grandes usuarios para proveer un volumen adicional a tasas marginales.

Desarrollo de nuevos negocios. Las Sociedades estudian en forma constante nuevas formas de negocios a fin de complementar sus actividades principales. Las Sociedades han desarrollado dos nuevos productos que consisten en ofrecer detectores duales (tanto de monóxido de carbono y gas) y pólizas de seguro a sus clientes. En la actualidad, las Sociedades ofrecen a sus clientes un "seguro familiar para el hogar" contratado por La Buenos Aires Compañía de Seguros, la prima del cual se paga en forma mensual a La Buenos Aires Compañía de Seguros. La póliza garantiza, sin cargo adicional, la provisión continua de gas natural ante el fallecimiento del cliente por un período de hasta 24 meses.

Expansión del sistema de distribución. A fin de incrementar el volumen de ventas y mejorar el servicio, las Sociedades proyectan continuar expandiendo su red de distribución dentro del contexto de su estrategia orientada al cliente y las limitaciones del sistema de transporte de gas natural de la Argentina. En 1998, en un esfuerzo por expandir su sistema de distribución, las Sociedades establecieron con bancos locales un programa de financiamiento para nuevos clientes a fin de promover extensiones de redes e instalaciones de conexiones de gas natural. Las Sociedades no han asumido ningún riesgo financiero con relación a dicho programa. Adicionalmente, las Sociedades proyectan continuar expandiendo sus sistemas mediante la adquisición de redes de distribución desarrolladas por sub-distribuidores, en su mayoría municipalidades. Las Sociedades analizan dichos proyectos de extensión y de instalación de conexiones, supervisan su instalación e inspeccionan las instalaciones. Si bien las Sociedades no financian dichas expansiones, promueven la construcción de estos nuevos sistemas ofreciendo como incentivo a los futuros usuarios una bonificación en especie de gas natural.

Aumento de la eficiencia. Si bien la administración ha realizado mejoras en la eficiencia operativa desde 1992, a través de la administración conjunta de las Sociedades y de la implementación de nuevas estrategias operativas, las Sociedades intentan mejorar aún más su eficiencia y reducir sus costos. El programa de mejoramiento de las Sociedades y el objetivo de optimizar la calidad de los procesos está dirigido a igualar, en el mediano plazo, el desempeño de ambas sociedades con el desempeño de las compañías líderes del sector.

Mejoras operativas desde la privatización. El compromiso de crecimiento y excelencia de ambas Sociedades está apoyado en una ambiciosa política de recursos humanos que promueve y reconoce la capacidad de liderazgo de su personal, el entrenamiento y el trabajo en equipo en la búsqueda colectiva de sólidos resultados. Nuevos procesos y tendencias han transformado el gerenciamiento tradicional de recursos humanos hacia un gerenciamiento más vinculado con la estrategia comercial de las Sociedades, con el objetivo de asegurar una estructura más eficiente. De esta forma, las Sociedades han decidido desarrollar programas para incrementar la participación del personal con el objeto de obtener el mayor grado de desempeño y eficiencia. A tal fin, las Sociedades han motivado

a sus empleados a través de un flujo consistente de refuerzo y el establecimiento de programas de entrenamiento a fin de asegurar los resultados del programa estratégico.

Clientes y mercados

Generalidades. Pampeana distribuye gas natural en la provincia de La Pampa y parte de la provincia de Buenos Aires, incluyendo algunas porciones de área metropolitana, pero excluyendo a la ciudad de Buenos Aires. Según las estimaciones efectuadas por las Sociedades y el INDEC al 31 de diciembre de 2000, esta importante región industrial abarcaba aproximadamente 1.392.000 viviendas, de las cuales Pampeana proveía gas a alrededor de 845.785 clientes residenciales o aproximadamente el 61 % del total de viviendas de la región a dicha fecha. Aquellas otras que no se hallan conectadas al sistema emplean gas licuado en tubos o garrafas (GLP). Al 31 de diciembre de 2000, el consumo promedio de gas por vivienda en la región correspondiente a Pampeana era de aproximadamente 1.200 m^3 anuales.

Sur distribuye gas natural en el sur de la Argentina, en una región adyacente a la correspondiente a Pampeana la cual incluye una pequeña parte de la provincia de Buenos Aires y las provincias de Chubut, Neuquén, Río Negro, Santa Cruz y Tierra del Fuego. La región a la que Sur distribuye gas es la más fría de la Argentina y, por ello, tiene un volumen relativamente mayor de ventas en el servicio residencial. Al 31 de diciembre de 2000, según las estimaciones efectuadas por las Sociedades y el INDEC, el área de Sur abarcaba alrededor de 476.720 viviendas, de las cuales aproximadamente 375.510 eran suministradas por Sur (aproximadamente un 79 % de las viviendas en la región). Al 31 de diciembre de 2000, el consumo promedio de gas por vivienda en la región correspondiente a Sur era de aproximadamente 3.722 m^3 anuales.

Las dos regiones contiguas atendidas por las Sociedades permiten la aplicación de una estructura complementaria de distribución de gas natural. La región relativamente más templada en que opera Pampeana comprende principalmente grandes centros urbanos y varias plantas industriales y usinas de gran importancia, en especial en la provincia de Buenos Aires. Teniendo en cuenta el precio relativamente bajo del gas natural como fuente de energía, los principales grandes usuarios y clientes comerciales de Pampeana han estado dispuestos a adquirir cualquier exceso de gas natural disponible. A menudo, estos usuarios tienen grandes requerimientos energéticos en los meses de verano. Durante los períodos de uso restringido, tales industrias únicamente han podido consumir una fracción del volumen que utilizarían si no hubiese limitaciones. La región de Sur es primordialmente rural y con condiciones climáticas más frías, lo que produce que el gas natural se use mayormente para calefacción de viviendas durante el invierno. A causa de estos dos tipos de demanda, las Sociedades consideran que la integración de sus sistemas de distribución les brinda la posibilidad de variar estacionalmente desde regiones de baja demanda hacia las de alta demanda, mejorando en consecuencia las posibilidades de satisfacer las necesidades de sus clientes a lo largo de todo el año y maximizar sus ingresos anuales.

La siguiente tabla muestra porcentajes de volúmenes de ventas totales por tipo de cliente para Pampeana y Sur y para las Sociedades en forma combinada para los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000.

Volumen de ventas por tipo de cliente

	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Residencial	24,0 %	24,0 %	49,0 %	44,0 %	34,0 %	33,0 %
Comercial [1]	15,0	15,0	19,0	18,0	17,0	16,0
Grandes usuarios [2]	60,0	56,0	32,0	38,0	48,0	48,0
Líquidos	1,0	5,0	0,0	0,0	1,0	3,0
Total	100,0	100,0	100,0	100,0	100,0	100,0

Notas:

(1) Incluye ventas a usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas.

(2) Incluye ventas a clientes que compran gas natural directamente de los productores y lo reciben a través de las Sociedades. En consecuencia, la tarifa del servicio no incluye el precio del gas natural vendido a dichos clientes. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas"*.

Clientes. Las Sociedades suministran gas natural mediante contratos de servicio interrumpible y en firme. Todos los clientes residenciales y comerciales reciben suministros en firme de gas natural, lo que significa que las empresas distribuidoras que los atienden deben contratar los abastecimientos y capacidades de transporte de gas natural suficientes para satisfacer todas las necesidades de dichos clientes. Las ventas en firme exigen un precio mayor debido a que se garantiza su disponibilidad. Mientras que los grandes usuarios pueden contratar la provisión de una porción del gas natural bajo la modalidad de servicio en firme, el resto de su demanda se satisface en virtud de contratos de servicio interrumpible que prevén reducciones y suspensiones del suministro debido a las capacidades limitadas durante períodos de picos de demanda, principalmente en invierno, a fin de brindárselo a usuarios residenciales y a otros usuarios de servicio en firme. En consecuencia, los clientes con servicio interrumpible deben tener capacidad para pasar a un combustible alternativo que, en general, es el fuel oil. Las ventas a los clientes interrumpibles dependen de la disponibilidad de capacidad de transporte y de suministros de gas natural y brindan márgenes menores que las ventas en firme.

El siguiente cuadro muestra datos operativos seleccionados para Pampeana y Sur combinados para ambas Sociedades, correspondientes a 2001 y 2000.

	Datos operativos al 30 de junio de					
	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Número de clientes						
Residencial	859.443	834.433	383.595	371.776	1.243.028	1.206.209
Comercial(1)	48.022	46.744	34.921	34.297	82.943	81.041
Grandes usuarios(2)	48	50	42	42	90	92
Total	907.503	881.227	418.558	406.115	1.326.061	1.287.342
Volumen de ventas de gas natural (en MMm³)						
Residencial(3)	437,5	418,4	641,8	608,6	1.079,3	1.027,0
Comercial(1)(3)	285,4	250,3	247,4	252,7	532,7	503,0
Grandes usuarios(2)	1.094,3	954,4	425,6	534,3	1.519,9	1.488,7
Líquidos(4)	11,1	83,3	0,0	0,0	11,1	83,3
Total	1.828,2	1.706,4	1.314,7	1.395,6	3.143,0	3.102,0
Tarifas de gas promedio(5) (en US$/m³)						
Residencial	0,1416	0,1423	0,0783	0,0789		
Comercial(1)	0,1212	0,1212	0,0678	0,0680		
Grandes usuarios(2)	0,0807	0,0795	0,0573	0,0569		

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", redes de subdistribución, estaciones de GNC y otros minoristas.

(2) Incluye clientes que compran el gas natural directamente de los proveedores y a quienes se les entrega dicho gas natural a través de la capacidad de transporte y RTP de las Sociedades.

(3) Incluye GLP aplicable a cada clase de cliente. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*".

(4) Incluye los volúmenes procesados en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas – Planta Cerri*".

(5) Las tarifas corresponden al 1° de julio de 2001 y 1° de julio de 2000 para la subzona de Buenos Aires y Chubut-Sur para Pampeana y Sur, respectivamente. Las tarifas para los clientes comerciales corresponden a niveles intermedios de consumo. Las tarifas para los grandes usuarios corresponden a la demanda por servicio interrumpible. Ver en esta sección "*– Tarifas*". No se suministra información respecto a la tarifa del gas natural sobre una base combinada, ya que dicha información no puede generarse de forma tal que permita extraer conclusiones útiles.

Ventas en firme. Las Sociedades ofrecen servicios de transporte de gas en firme a todos sus clientes residenciales, a los clientes de servicio general, subdistribuidores y estaciones de servicio GNC. Además, desde 1995 las Sociedades entregaron ciertos volúmenes de gas natural sobre una base en firme a grandes usuarios.

Residenciales. Los clientes residenciales son principalmente casas de familia que utilizan el gas natural como combustible. La tarifa para clientes residenciales consiste en un cargo fijo por cada factura y un cargo por unidad consumida. El cuadro tarifario está estructurado de modo tal que los clientes residenciales y los pequeños clientes de servicio general (descriptos más abajo) paguen una tarifa mayor para cubrir el menor factor de utilización y los

mayores costos operativos relacionados con la provisión del servicio a este grupo de clientes. Esto provoca una mayor rentabilidad debido a (i) la estructura tarifaria, que provee mayores márgenes por metro cúbico vendido y (ii) la recaudación de un cargo fijo de cada uno de los clientes residenciales en cada período de facturación. Al 31 de diciembre de 2000, la facturación mínima residencial era de aproximadamente $ 12.176 para Pampeana y $ 10.019 para Sur. La factura bimestral mínima para los clientes residenciales equivale a un cargo por factura emitida más un abono mínimo. La facturación mínima se da en los períodos en los cuales una vivienda familiar se encuentra desocupada. Asimismo, los clientes residenciales proveen una fuente de ingresos relativamente estable como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía.

Comerciales. Los usuarios comerciales incluyen clientes de servicio general y otros clientes no residenciales que contratan sobre una base en firme y utilizan menos de 10.000 metros cúbicos diarios de gas natural (o consumen menos de 3 MMm^3 anuales). Estos clientes habitualmente compran gas natural en firme de conformidad con contratos de servicio en firme. La tarifa a los clientes comerciales consiste en un precio por unidad de consumo dentro de varias categorías basadas en el volumen utilizado por el cliente y en un cargo fijo por factura. Los usuarios de servicio general se subclasifican en grandes usuarios (categoría "G") y pequeños usuarios (categoría "P"). A los pequeños usuarios se les factura el consumo de gas natural según tres tarifas que se reducen a medida que aumenta el volumen. Los grandes usuarios de servicio general pagan menores tarifas, pero generalmente consumen volúmenes superiores y pagan un cargo por reserva de capacidad. A los clientes comerciales que usan más de 150 m^3 mensuales se les factura mensualmente, mientras que los demás deben ser facturados en forma bimestral. Pampeana tiene sólo un gran usuario de servicio general mientras que Sur no cuenta con ninguno. Recientemente, ENARGAS emitió una resolución permitiendo a pequeños clientes comerciales que consuman 5.000 m^3 por día a adquirir gas natural directamente de los proveedores y de los transportistas de gas natural.

Otras ventas de gas natural en firme a usuarios comerciales constituyen las ventas a subdistribuidores, estaciones de GNC y otros puntos de expendio menores. En el marco de las Licencias, las Sociedades están obligadas a suministrar gas natural a las municipalidades o a terceros que poseen y operan las redes distribuidoras locales que no formaban parte de los activos de Gas del Estado. La tarifa a los subdistribuidores consiste en un cargo fijo por factura más un cargo extra por unidad de consumo. A estos clientes se les factura en forma mensual.

Grandes usuarios. La categoría grandes usuarios incluye a clientes comerciales e industriales que contratan sobre una base en firme por lo menos 10.000 m^3 de gas natural por día o consumen por lo menos 3 MMm^3 por año sobre una base interrumpible. Los grandes usuarios reciben gas natural sobre una base de servicio firme, interrumpible o combinada. Los grandes usuarios son estratégicamente importantes para las Sociedades ya que ofrecen un potencial para utilizar la capacidad de transporte ociosa de las Sociedades durante los meses de verano en que se reduce el consumo residencial, especialmente en la región austral. Al 30 de junio de 2001, las Sociedades abastecían a 90 grandes usuarios.

Las ventas industriales interrumpibles dependen de la disponibilidad del suministro de gas natural y, en general, generan márgenes inferiores a las ventas en firme. Los grandes usuarios con servicio interrumpible sólo pagan un cargo por unidad de consumo y un cargo fijo por factura. En 1995, las Sociedades comenzaron a ofrecer a los grandes usuarios volúmenes limitados de entregas de gas natural en firme para complementar el servicio interrumpible obteniendo como resultado mayores márgenes de dichos usuarios. En consecuencia, desde 1995, varios contratos celebrados con grandes usuarios establecieron servicios firmes y/o interrumpibles a precios que ofrecen un mayor margen que en períodos anteriores. Ver en esta sección "– *Tarifas*". La tarifa aplicable a los grandes usuarios por servicio en firme consiste en un cargo por demanda, un cargo fijo por factura y en algunos casos, un cargo por capacidad de reserva. A diferencia de los clientes residenciales, el cargo fijo para grandes usuarios consiste en una porción relativamente menor de los ingresos provenientes de ese sector, en comparación con el cargo por capacidad reservada y el cargo por unidad consumida. El gas natural se entrega a la mayoría de los grandes usuarios que las Sociedades abastecen en virtud de contratos con una duración mínima de un año denominados en pesos, algunos de los cuales incluyen requisitos *take-or-pay* que obligan a los grandes usuarios a pagar por una cantidad de gas natural determinada, sea que la usen o no. A estos usuarios se les factura mensualmente y pagan diferentes tarifas según el tipo y volumen de los servicios provistos.

Dentro de la categoría de los grandes usuarios, las Sociedades ofrecen tres tipos de servicio. El servicio "total" por el cual las Sociedades cobran por el abastecimiento, transporte y distribución del gas natural al consumidor final. Para los grandes usuarios que han negociado la adquisición de gas natural directamente al abastecedor, un segundo tipo de servicio limita las funciones de las Sociedades al transporte y distribución de gas natural. Tal servicio

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limitado tiene lugar principalmente en los casos en los que los grandes usuarios poseen un campo gasífero o tiene participaciones directas e indirectas en el mismo. Un tercer tipo de servicio brinda distribución de gas natural al gran usuario a través de un cargo por distribución. La venta de transporte o transporte combinado y servicios de distribución aumenta el uso eficiente de la capacidad de transporte de las Sociedades, al revender la capacidad de transporte inactiva, en especial durante los meses de verano. El servicio de transporte exclusivo es interrumpible. La tarifa para transporte y distribución, así como también para servicios de transporte exclusivo, consiste en un cargo por unidad de transporte, distribución (si corresponde) y un cargo fijo por factura. Dado que las Sociedades se limitan a transferir el precio del gas natural, el servicio de transporte exclusivo o transporte y servicios de distribución, en tanto que disminuye la venta de gas, no afecta necesariamente el margen de distribución de las Sociedades.

Los clientes más significativos de la categoría de grandes usuarios son centrales eléctricas alimentadas a gas o mixtas y plantas petroquímicas y cementeras. Al 30 de junio de 2001, cuatro plantas de energía y una planta de co-generación registraron aproximadamente el 46 % del volumen de ventas de Pampeana a grandes usuarios. Tres de dichas plantas de energía eléctrica que se encuentran ubicadas en las ciudades de Mar del Plata, Necochea y Villa Gesell, pertenecen a Empresa Social de Energía de Buenos Aires ("ESEBA"), anteriormente una empresa de energía pública. La cuarta planta de energía eléctrica, ubicada en Bahía Blanca, pertenece a Independent Power Co.

Al 30 de junio de 2001, Sur proveyó de gas natural a 13 usinas eléctricas y entregó gas a 11 plantas generadoras de electricidad en el marco de contratos, mientras que los servicios para las demás usinas no se rigen por contratos. Ello se debe a que Sur ha estimado improbable que dichos clientes hagan *by-pass*, y, de otra forma, que se encontraría obligada a conceder ciertos beneficios a un gran usuario en cuanto al precio y a otras condiciones de entrega. Al operar sin un contrato, Sur puede cobrar la tarifa máxima aplicable al servicio interrumpible.

En virtud del sistema nacional regulatorio de energía eléctrica, los generadores de energía conectados a la red nacional despachan en orden ascendente de costo marginal. Como consecuencia, las usinas alimentadas a gas que venden su electricidad a la red nacional no despachan hasta tanto no lo hayan hecho por completo las abastecedoras hidroeléctricas y nucleares más eficientes. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas"*. Las Sociedades consideran que son menos vulnerables a los efectos provocados por los aumentos en la capacidad hidroeléctrica que sirve a la red nacional, pues sólo ocho de las 18 centrales eléctricas abastecidas por las Sociedades (cinco atendidas por Pampeana y cuatro atendidas por Sur) se encuentran conectadas a la red nacional.

Luego de las plantas generadoras de electricidad, las empresas petroquímicas y manufactureras de cemento representan la siguiente clase de clientes más importantes de las Sociedades en términos de ingresos. Entre estos grandes usuarios se encuentra Petroquímica Bahía Blanca S.A.I.C. y Loma Negra C.I.A.S.A. ("Loma Negra"), las cuales tienen contratos a largo plazo con las Sociedades.

El cuadro siguiente muestra los 20 principales grandes usuarios de las Sociedades, el volumen anual de gas natural consumido y el porcentaje de ese gas natural con respecto al volumen total de gas natural vendido por las Sociedades durante el primer semestre de 2001.

Clientes	Sector Industrial	Volumen de gas natural consumido al 30 de junio de 2001		Porcentaje de ventas totales Volumen de las Sociedades		
		Pampeana	Sur	Pampeana	Sur	Pampeana y Sur
		(en MMm³)		(%)		
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	180	0	9,9	0,0	5,7
ESEBA Necochea	Electricidad	98	0	5,4	0,0	3,1
Energía del Sur S.A.	Electricidad	0	99	0,0	7,5	3,2
Usinas Pico Truncado	Electricidad	0	49	0,0	3,7	1,6
ESEBA Mar del Plata	Electricidad	68	0	3,7	0,0	2,2
Central Térmica Río Grande	Electricidad	0	22	0,0	1,7	0,7
Usina Comodoro Rivadavia	Electricidad	0	38	0,0	2,9	1,2
Central Térmica Ushuaia	Electricidad	0	23		1,7	0,7
Central Térmica Río Gallegos	Electricidad	0	25	0,0	1,9	0,8
Total de Centrales eléctricas		346	256	19,1	19,5	19,2
Plantas de cemento						
Cementos Avellaneda	Cemento	27	0	1,5	0,0	0,9
Loma Negra - Barker	Cemento	28	0	1,5	0,0	0,9
Cementos San Martín S.A.	Cemento	20	0	1,1	0,0	0,6
Petroquímica Comodoro Rivadavia S.A.	Cemento	0	18	0,0	1,4	0,6
Total de plantas de cemento		75	18	4,1	1,4	3,0
Otras industrias						
YPF - DIADEMA	Reservorio	0	49	0,0	3,7	1,6
Cía. Mega	Petroquímica	21	0	1,2	0,0	0,7
YPF Destilería	Petróleo	80	0	4,4	0,0	2,6
YPF Petroquímica	Petroquímica	72	0	4,0	0,0	2,3
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	108	0	5,9	0,0	3,4
CMS Ensenada	Cogeneración	158	0	8,7	0,0	5,0
Indupa S.A.	Petroquímica	26	0	1,4	0,0	0,8
Total otras industrias		465	49	25,6	3,7	16,4
Total		1.816	1.315			

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El cuadro siguiente muestra la capacidad contratada firme e interrumpible de los 20 principales grandes usuarios de las Sociedades durante el primer semestre de 2001.

			Capacidad utilizada por grandes clientes al 30 de junio de 2001			
			Pampeana		Sur	
Clientes	Sector Industrial	Plazo inicial del contrato (años)	Firme	Interrumpible	Firme	Interrumpible
			(en m³/diarios)			
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	0,00	0	991.698	0	0
ESEBA Necochea	Electricidad	1,75	0	541.678	0	0
Energía del Sur S.A.	Electricidad	10,00	0	0	542.238	4.012
Usinas Pico Truncado	Electricidad	2,70	0	0	180.792	88.148
ESEBA Mar del Plata	Electricidad	1,75	0	373.718	0	0
Central Térmica Río Grande	Electricidad	0,00	0	0	0	120.832
Usina Comodoro Rivadavia	Electricidad	2,70	0	0	183.774	26.207
Central Térmica Ushuaia	Electricidad	0,00	0	0	0	126.908
Central Térmica Río Gallegos	Electricidad	7,00	0	0	113.414	23.402
Plantas de cemento						
Cemento Avellaneda	Cemento	2,00	35.000	113.654	0	0
Loma Negra - Barker	Cemento	0,00	156.593	0	0	0
Cementos San Martín S.A.	Cemento	0,00	108.048	0	0	0
Petroquímica Comodoro Rivadavia S.A.	Cemento	5,00	0	0	0	100.656
Otras industrias						
YPF Destilería	Petróleo	2,00	30.000	413.938	0	0
Petroquímica Gral. Mosconi S.A.	Petroquímica	2,00	112.000	286.365	0	0
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	5,00	501.037	94.014	0	0
CMS Ensenada	Cogeneración	20,00	873.733	0	0	0
Indupa S.A.	Petroquímica	3,00	145.988	0	0	0
YPF - DIADEMA	Reservorio	3,20	0	54		268.343
Cía. Mega	Petroquímica	1,00	115.571	3.255	3.033	161.524
Total						

Propiedades e instalaciones

Sistema de distribución. Las propiedades de las Sociedades incluyen líneas de distribución y transporte, medidores, bombas, válvulas y controles de presión y flujo. Las Sociedades adquirieron a Gas del Estado un total de aproximadamente 4.681 km de gasoductos (de las cuales 2.195 km pertenecen a Pampeana y 2.486 km a Sur), 17.352 km de ramales y redes de distribución (de las cuales 11.221 km pertenecen a Pampeana y 6.131 km a Sur) y 448.010 km de conexiones a líneas de servicio (de las cuales 315.080 pertenecen a Pampeana y 132.930 de Sur), así como también 927.907 medidores para controlar el consumo de los clientes (de las cuales 627.462 pertenecen a Pampeana y 300.445 de Sur). A junio de 2001, las Sociedades poseían un total de aproximadamente 6.478 km de gasoductos (de las cuales 3.748 km pertenecen a Pampeana y 2.730 km de Sur), 26.805 km de ramales y redes de distribución (de las cuales 17.328 km pertenecen a Pampeana y 9.478 km a Sur).

Los sistemas de distribución transferidos a las Sociedades en 1992 se encontraban en general en buenas condiciones operativas. Sin embargo, desde la transferencia, las Sociedades han llevado a cabo programas de inversiones que incluyen inversiones obligatorias y opcionales a fin de mejorar los sistemas de distribución. Ver en esta sección "– *Inversiones*". Como parte de sus respectivos programas de inversión, las Sociedades mejoraron sus sistemas de conductos, reemplazando todos los conductos de PVC por materiales de calidad superior, especialmente polietileno, eliminando los conductos de hierro fundido y renovando los de acero. Los conductos maestros de distribución, que comprenden aproximadamente el 80 % del total de la red de gasoductos de las Sociedades, han sido mejorados en forma substancial desde el comienzo de las operaciones. Al 31 de diciembre

de 1992, la red de distribución de las Sociedades estaba compuesta de la siguiente forma: el 2 % de conductos de hierro fundido, el 73 % de conductos de acero, el 24 % de conductos de polietileno y el 1 % de conductos de PVC. A junio de 2001, la red de distribución estaba compuesta de un 0,20 % de conductos de hierro fundido, un 59,0 % de conductos de acero y un 40,8 % de conductos de polietileno.

Las tuberías de acero soldado que componen la mayoría de los conductos de las redes de las Sociedades están protegidas de la corrosión mediante un sistema de protección catódica. Las Sociedades han realizado una revisión completa del sistema de protección anticorrosiva en todos los gasoductos de acero y se encuentra en un proceso de mejoramiento de dichos sistemas de manera tal de asegurar un nivel adecuado de protección. Las Sociedades cuentan con un amplio programa de verificación de fugas en el sistema de distribución que emplea equipos de detección. Los gasoductos en áreas densamente pobladas se revisan anualmente, mientras que en las áreas con menor densidad de población se revisan cada dos años. El personal de las Sociedades dedica en total aproximadamente 25.000 horas por año a la revisión de los gasoductos. Asimismo, las Sociedades disponen de varios equipos de emergencia en toda el área de servicio para responder de inmediato a emergencias durante las 24 horas.

Sistema de transporte. Sur dispone de su propia capacidad de transporte, ya que posee tuberías en paralelo con el gasoducto de TGS que proviene de la cuenca Austral. Durante el período económico de seis meses finalizado en 2001 y 2000, Sur transportó el 30 % del volumen de gas natural distribuido dentro de su sistema utilizando dichas tuberías, que, según la administración, tuvo como resultado un ahorro significativo. Las Sociedades compran gas natural de la cuenca Austral, a la cual se encuentra conectado el gasoducto de Sur, lo que le permite a las Sociedades reducir el costo de transporte.

Inversiones

De acuerdo con sus respectivas Licencias, las Sociedades deben mantener sus sistemas en buenas condiciones. El sistema de seguridad, el diseño, el mantenimiento y las operaciones tradicionalmente se regían por las normas técnicas de Gas del Estado, basadas en modernas normas internacionales vigentes en los Estados Unidos y en Europa. Estas normas han continuado actualizándose después de la privatización. De conformidad con las Licencias, las Sociedades, y las otras distribuidoras de gas privatizadas, deben efectuar ciertas inversiones iniciales durante los cinco primeros años desde el comienzo de sus operaciones.

Además de las inversiones obligatorias, las Licencias establecen otras inversiones no obligatorias que estipulan requerimientos de inversión y otros programas considerados convenientes para el sistema. Las inversiones no obligatorias están orientadas a mejorar el servicio, los sistemas de medición y la productividad de las Sociedades.

El cuadro siguiente detalla el monto de las inversiones de Pampeana, de Sur y de las Sociedades en forma combinada para 2000, 1999 y 1998.

	Inversiones		
	Pampeana	Sur	Pampeana y Sur
		(en millones de Pesos)	
1998	26,2	24,8	51,0
1999	36,9	20,8	57,7
2000	35,1	20,4	55,5

Las inversiones programadas para 2000 incluyeron proyectos destinados a mejorar las condiciones de trabajo de la instalaciones de las Sociedades como así también otros proyectos dirigidos al estricto cumplimiento de normas ambientales y de seguridad. Otras inversiones están dirigidas a mejorar la capacidad del sistema en respuesta a una creciente base de clientes sin alterar las operaciones.

Las Sociedades esperan realizar, sin perjuicio de que no pueden garantizarlo, inversiones en un monto total de aproximadamente $ 47 millones durante 2001, de los cuales $ 24 millones serán invertidos por Pampeana y $ 23 millones serán invertidos por Sur.

Provisión de gas natural

Contratos de provisión de gas natural. La estrategia de las Sociedades al renegociar contratos de suministro ha sido (i) expandir la cantidad de proveedores y restablecer los volúmenes programados de acuerdo con las obligaciones de la demanda estacional, (ii) disminuir el monto *"take-or-pay"* de cada contrato hasta aproximadamente un 75 % a 80 % y permitir el intercambio de dichos montos entre ambas Sociedades, (iii) buscar los precios más competitivos disponibles, y (iv) asegurar la capacidad de tomar entregas en una fecha posterior por servicio interrumpible que no se hayan utilizado en las fechas estipuladas. Las Sociedades actualmente se abastecen de gas natural en virtud de 19 contratos de suministro diferentes celebrados con 10 productores diferentes que operan en las cuencas Neuquina y Austral. La mayoría de los contratos de suministro se celebran en forma conjunta por ambas Sociedades y generalmente contienen precios levemente inferiores a los promedios de suministro desde esas cuencas, los cuales están denominados en Dólares. En general, los contratos contienen cláusulas flexibles de *"take-or-pay"* que permiten reajustes y postergaciones del cumplimiento de las obligaciones según la modalidad *"take-or-pay"*. Asimismo, estos contratos contienen cláusulas *"delivery-or-pay"* que especifican un monto de entrega y un cronograma a ser cumplido por el proveedor. A fin de cumplir con los compromisos de los clientes del servicio en firme, los contratos de suministro deben asegurarles una adecuada provisión de gas natural en base al monto diario programado que los abastecedores están obligados a proveer. Por otra parte, los contratos estipulan que todos los riesgos surgidos en la entrega de gas natural son responsabilidad asumida por las Sociedades desde su ingreso al sistema de transporte. Cualquier incremento en las tasas de impuesto de las ventas brutas de gas natural es también responsabilidad de las Sociedades según los contratos (estos incrementos se trasladan a los clientes de conformidad con la ley aplicable), mientras que la responsabilidad por la medición del gas natural corresponde al respectivo proveedor y a la empresa de transporte. Las discusiones surgidas de los contratos de suministro pueden dirimirse ante los juzgados federales en Buenos Aires o ante un tribunal arbitral.

Las obligaciones mínimas *"take-or-pay"* de las Sociedades representaron aproximadamente el 85 % de sus volúmenes de reserva programados durante 2000 y durante el primer semestre de 2001, las cuales se mantienen a la fecha del presente Prospecto. Estos volúmenes *"take-or-pay"* no son aplicables en casos de fuerza mayor que afecten los requerimientos de gas natural de las Sociedades o de cualquiera de sus grandes usuarios (como, por ejemplo, plantas de generación eléctrica), sujeto a notificación y verificación. En aquellos casos en que las Sociedades paguen por gas natural que no hayan recibido realmente, pueden solicitar que ese gas les sea entregado en una fecha futura, en ciertos casos, dentro de un año a partir de la facturación. Las Sociedades no podrán postergar las entregas más allá del período estipulado. Hasta la fecha, las Sociedades no han tenido que abonar por volúmenes *"take-or-pay"* no utilizados ya que siempre han usado las cantidades contratadas, o en cierto caso en que no se utilizó totalmente un monto *"take-or-pay"* de un proveedor debido a un error de despacho, la diferencia fue reajustada durante los meses siguientes. Debido a los niveles de volúmenes de gas contratados según la modalidad *"take-or-pay"* y a la flexibilidad prevista por varias disposiciones contractuales, las Sociedades consideran improbable que estas disposiciones de los contratos de suministro generen una obligación significativa por el gas no tomado. Sin embargo, el riesgo de las Sociedades por obligaciones *"take-or-pay"* se ve afectado por una serie de factores que escapan a su control. Según las cláusulas *"take-or-pay"* contenidas en los contratos de provisión, los proveedores deben indemnizar a las Sociedades por cualquier gasto incurrido en caso de que un proveedor no cumpla con los volúmenes de gas estipulados.

De acuerdo con los contratos de suministro, las Sociedades pueden reducir sus compras mensuales programadas si cualquiera de sus clientes decidiera adquirir el gas natural directa o indirectamente del proveedor. El volumen de gas natural que puede deducirse del volumen programado debe ser igual al volumen previamente consumido por el usuario que se desconecta. Los volúmenes contratados por las Sociedades les permiten satisfacer actualmente sus requerimientos en firme sin recurrir al mercado "spot" recientemente creado. Actualmente, las Sociedades pueden suspender las ventas interrumpibles cuando la demanda en firme así lo requiera, o pueden recurrir al mercado "spot" si el crecimiento de la demanda residencial supera las provisiones en firme contratadas en la actualidad. Además las Sociedades utilizan patrones de demanda complementarios entre sus áreas de servicio y en las provisiones de gas natural para satisfacer los requerimientos de picos de demanda en firme y para cumplir con sus obligaciones *"take-or-pay"*. Si bien la mayoría del gas natural es entregado a los clientes de las Sociedades, Pampeana suministra gas a TGS para la extracción de líquidos y ambas Sociedades le pagan con gas natural a TGS por el transporte de gas natural y las pérdidas de compresión.

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Proveedores. El mayor proveedor de las Sociedades es YPF, el cual provee gas natural en virtud de dos contratos a siete años que vencen en diciembre de 2003 y septiembre de 2003, tres contratos a 10 años (uno con vencimiento en diciembre de 2008 y los restantes con vencimiento en febrero de 2009) y dos contratos a cinco años con vencimiento en diciembre de 2003. Dichos contratos representan el 42 % de los requisitos de suministro de las Sociedades. El restante 58 % de los requisitos de suministro de las Sociedades es cubierto por contratos celebrados con Total Austral S.A., Pan American Energy, Pioneer Natural Resources Argentina, Pérez Companc S.A. ("Pérez Companc"), Chevron, Petroquímica Comodoro Rivadavia S.A., Pluspetrol S.A., Tecpetrol S.A., Roch S.A., Petrolera Argentina San Jorge S.A., Vintage Oil Argentina Inc. y Albanesi S.A.

Las Sociedades actualmente adquieren alrededor del 31 % del gas natural a través de contratos de provisión con productores de la cuenca Neuquina y aproximadamente el 44 % mediante contratos de provisión con productores de la cuenca Austral. Estas fuentes de abastecimiento les brindan acceso a las provisiones de gas natural más económicas en la Argentina en términos de costos de producción y transporte, como es el caso de la cuenca Neuquina, y a las más baratas en cuanto a precio en boca de pozo, como es el caso de la cuenca Austral. Las Sociedades adquieren asimismo aproximadamente 24 % de gas natural a través de contratos de suministro para producción de la cuenca del Golfo de San Jorge (otra fuente relativamente económica considerando los costos de producción y transporte). Las Sociedades consideran que el suministro de gas natural desde la cuenca Austral continuará ofreciendo ventajas de precio en relación con el suministro de las cuencas Neuquina y Noroeste, las cuales debido a su más fácil acceso y capacidad de transporte superior, tienen una mayor demanda. Si bien en la actualidad la cuenca Austral representa solamente el 21 % del total de la provisión de gas en la Argentina, en el caso de que el costo de producir un volumen adicional desde dichas cuencas se tornara económicamente más atractivo, las Sociedades estiman que la actual conexión de su red a la cuenca Austral puede colocarlas en una posición superior a fin de incrementar su capacidad futura. A fin de que la producción de la cuenca Austral llegue a Buenos Aires, donde se halla la terminal del gasoducto de TGS, con su presión y volumen correctos, deben extraerse ciertos volúmenes de gas a lo largo del recorrido del gasoducto. En consecuencia, los compradores de los volúmenes extraídos, tales como las Sociedades, pueden adquirir tanto capacidad de transporte como suministro a un costo inferior al cobrado a los usuarios ubicados en otros puntos del gasoducto.

Precios del gas natural. Con anterioridad a 1994, las Sociedades compraban el gas natural en virtud de contratos de suministro transferidos por Gas del Estado. El precio del gas natural comprado en virtud de esos contratos estaba fijado en U$S 0,97 por millón de BTU, precio que estaba regulado por el Gobierno. De conformidad con la Ley de Gas Natural y el Decreto N° 2.731/93, el precio del gas natural se desreguló a partir del 1 de enero de 1994. Ciertos contratos de suministro de la Sociedad estipulan que si el precio contractual difiere en un porcentaje estipulado del precio de mercado (según se determina en virtud de los precios cobrados por YPF), las Sociedades y el proveedor acordaran un ajuste para las modificaciones del precio del gas en boca de pozo. El precio promedio aplicable a las Sociedades en forma combinada durante 2000 fue de U$S 1,18 por MMBTU.

A pesar de que el precio del gas natural en boca de pozo fue desregulado en 1994, los precios continúan bajo la influencia de los precios fijados por YPF, que produce en la actualidad aproximadamente el 37 % del gas natural en la Argentina (producción propia más el gas vendido por YPF pero producido por terceros). Se espera que los precios reflejen un método de costos "*citygate*" unificado, en el cual el gas natural suministrado a Buenos Aires determina el patrón de ajuste de la industria, y las provisiones desde los yacimientos más alejados de la ciudad de Buenos Aires, como aquellos ubicados en las cuencas Noroeste, Tierra del Fuego y Austral, reducirán su precio en relación con las fuentes más cercanas debido a mayores costos de transporte.

Los aspectos del mercado no relativos al precio continuarán sujetos a la reglamentación oficial vigente. En relación con la desregulación del precio del gas natural efectuada en enero de 1994, el Decreto N° 2.731/93 estableció un registro de todos los contratos de compra y venta de gas natural. Los vendedores y compradores de gas natural deben registrarse e informar en cuanto a volúmenes, precios, puntos de envío y entrega, y convenios que limiten o desvirtúen la competencia; esta información será tratada en forma confidencial por el Gobierno. En virtud de estas reglamentaciones, a las empresas distribuidoras (incluyendo las Sociedades) se les permite adquirir no más del 20 % de su provisión de gas natural en el mercado de gas natural a corto plazo (inferior a seis meses). Se podrá dispensar el límite para las compras de gas natural en el mercado a corto plazo en caso de fuerza mayor o ante un aumento de la competencia, en cuyo caso pueden permitirse adquisiciones de hasta un 40 % en el mercado a corto plazo.

Transporte de gas natural

Los Contratos de Transporte. Desde la privatización de Gas del Estado y la creación de empresas transportadoras y distribuidoras, las Sociedades recibieron de Gas del Estado los derechos de recibir servicios de transporte de gas natural. La capacidad inicial en firme asignada a Pampeana fue de 7,9 MMm³ de gas natural por día y la capacidad inicial firme asignada a Sur de 9.0 MMm³ de gas natural por día. Los contratos firmados con TGS, y modificados con posterioridad, entre otras cosas, para aumentar la asignación de la capacidad, establecieron la capacidad de transporte de las Sociedades en el sistema de TGS. La capacidad adicional de transporte la establece Sur que en 2000, transportó aproximadamente el 30 % del total de su demanda.

Los gasoductos de transporte de TGS, llevan el gas natural desde las fuentes de abastecimiento en la cuenca Austral y la cuenca Neuquina, hasta el ingreso al sistema de distribución. Actualmente TGS transporta el 64 % del gas natural consumido en la Argentina. Los clientes de TGS incluyen, entre otros, a las cuatro empresas distribuidoras ubicadas en el sur argentino (las Sociedades, Metrogas S.A. y Gas Natural BAN S.A.). En 2000, las Sociedades adquirieron aproximadamente el 40 % del total de gas natural transportado por TGS. Las instalaciones actuales de transporte de gas natural en la Argentina resultan en general suficientes para satisfacer la demanda vigente en los territorios atendidos por las Sociedades. Sin embargo, el servicio interrumpible de gas natural en los territorios de la Sociedad puede verse restringido durante el invierno por la limitada capacidad del sistema de transporte de gas natural.

Las Sociedades han celebrado contratos de transporte con TGS a mediano y a largo plazo (6 a 12 años) (los "Contratos de Transporte") con vencimientos entre 2002 y 2009. Tales contratos fijan una capacidad y un volumen máximo de transporte, y asigna dicha capacidad entre las localidades abastecidas en esa región de conformidad con algunas tasas establecidas. TGS no puede reducir ni interrumpir su servicio salvo bajo circunstancias limitadas, y debe suministrar el gas natural a un nivel de presión determinado en cada punto de entrega. Todos los contratos en firme establecen que si un usuario se desviara de las redes de distribución de las Sociedades, éstas pueden reducir su capacidad de transporte reservada por el volumen promedio de consumo diario por parte del usuario que realice el *by-pass*. En junio de 1998, TGS informó a Pampeana que podría asignar una capacidad diaria de 500.000 m³ de 9.300 KCal/m³ para Pampeana, entre Chubut y Buenos Aires, desde el 1° de junio de 1999 hasta el 1° de junio de 2009. A fin de mejorar la capacidad durante los picos de demanda en firme, en 2001, las Sociedades han celebrado contratos para satisfacer picos de demanda por un total de aproximadamente 1,6 MMm³ por día.

TGS está autorizada a cobrar una tarifa tomando como base la distancia en la que el gas natural se transporta, pero a su vez, las Sociedades deben pagar asimismo a lo largo de todo el año una capacidad firme, con cargos *take-or-pay* a fin de reservar la capacidad de transporte durante los períodos pico de demanda. El precio básico que se paga por el transporte se fija para los cinco primeros años de cada contrato y solamente puede ajustarse semestralmente de acuerdo con las variaciones del PPI. Los cargos de transporte estipulados en los Contratos de Transporte están calculados en Dólares (aunque se los pague en Pesos) y pueden ajustarse semestralmente para reflejar cambios en el PPI. Cualquier cambio en las tarifas de transporte podrá trasladarse a los clientes de las Sociedades, previa aprobación del ENARGAS. Ver en esta sección "– *Tarifas*".

Aumento y reasignación de la capacidad de transporte. La capacidad de transporte inicial de las Sociedades les fue asignada en base a sus necesidades anticipadas y a la capacidad del sistema en la época de la transferencia desde Gas del Estado. Si bien ha sido posible aumentar la capacidad mediante la aplicación de mayor compresión en los gasoductos existentes, cualquier incremento significativo de la capacidad de transporte se hallará limitado en el corto plazo o requerirá inversiones en gasoductos, lo cual es bastante más costoso que la compresión.

Luego del comienzo de las operaciones en diciembre de 1992, Pampeana consideró que su capacidad de transporte asignada en la privatización era inadecuada para satisfacer los requerimientos de sus usuarios y cumplir con sus objetivos de crecimiento. Consecuentemente, Pampeana decidió adquirir capacidad de transporte en firme adicional. A julio de 2001, Pampeana tenía una capacidad de transporte de 11,780 MMm³ diarios. Sur posee una capacidad de transporte de 7,100 MMm³ diarios, que generalmente suministra la cantidad suficiente para satisfacer las necesidades de sus clientes. Por consiguiente, las Sociedades consideran que mediante la coordinación de sus capacidades de transporte y de las demandas de sus sistemas podrían disponer de una capacidad de transporte suficiente para satisfacer la demanda de sus clientes interrumpibles. Como consecuencia de sus esfuerzos para reasignar capacidades durante los primeros tres años de las operaciones, las Sociedades no pretenden por el momento modificar de manera significativa su capacidad de transporte reservada.

Oportunamente las Sociedades, de conformidad con la Resolución N° 419/97 del ENARGAS, utilizan patrones complementarios de demanda de sus territorios para intercambiar la capacidad de los gasoductos. Mientras que durante los momentos de alta demanda casi todas las asignaciones de gas natural de las Sociedades están enfocadas a brindar servicio en firme, los períodos de baja demanda dan lugar a una capacidad ociosa. La capacidad de transporte puede ser (y de hecho ha sido) reasignada temporaria o permanentemente por TGS y la Sociedades para brindar un mejor servicio. ENARGAS tiene el poder de reducir o reasignar a terceros las porciones de la capacidad ociosa en firme de las empresas distribuidoras.

En 1997, el ENARGAS aprobó la Resolución 419/97 que regula la reventa de la capacidad de transporte. Dicha resolución, que fue sometida a la opinión de las empresas transportadoras y distribuidoras, permite a cualquier "cargador" (por ejemplo una empresa distribuidora o un gran usuario) adquirir a corto plazo la capacidad de transporte ociosa de una empresa distribuidora que ofrezca la venta de esta capacidad. Varios de los participantes del mercado han objetado esa resolución debido a que puede traer aparejada la consecuencia de alentar a los grandes usuarios a abandonar el servicio de sus distribuidores locales para adquirir el gas natural a un costo inferior en el mercado spot. Tales objeciones apuntan a que más que promover el uso eficiente de la capacidad en exceso del sistema, el mercado al contado se convertiría en una alternativa para empresas distribuidoras de gas natural enroladas en una competencia destructiva por el precio en la cual cada una de ellas se vería obligada a vender su aumento de capacidad en exceso, resultado de la pérdida de los grandes usuarios, a un precio inferior. En tanto las Sociedades consideran alternativas para mitigar la diferencia de precios, no pueden asegurar que dicha resolución no les producirá un efecto adverso.

En 1995, a fin de complementar su capacidad de transporte reservada con TGS, Pampeana celebró un contrato con Transportadora de Gas del Norte S.A. ("TGN") por 120 Mm^3 diarios de capacidad firme. En 1996, Pampeana y TGN acordaron aumentar dicha capacidad firme a 250 Mm^3 diarios a partir del 1 de octubre de 1996. El contrato con TGN vence el 1° de julio de 2002. El volumen de gas natural transportado a través del sistema de TGN representa actualmente alrededor del 2,4 % de la totalidad de la capacidad de transporte reservada de Pampeana. Desde el 15 de mayo de 2000, Total Austral ha provisto 0,5 MMm^3 diarios de capacidad de transporte en firme para la ruta de suministro Tierra del Fuego - Buenos Aires a través de un contrato a 10 años.

Tarifas

Generalidades. Mediante la Ley de Gas Natural y el Decreto N° 2.255/92 por el cual se aprobaron las Licencias otorgadas a las Sociedades, quedaron determinadas las tarifas que pueden cobrar las Sociedades por la distribución de gas natural. La Ley de Gas Natural establece el precio del gas natural vendido por las empresas distribuidoras como la suma de los siguientes rubros: (i) el costo del gas natural comprado en el punto donde ingresa al sistema de transporte, (ii) el costo de transporte, y (iii) una tarifa de distribución regulada por ley. La tarifa de distribución debe ser suficiente para permitir que las Sociedades tengan un retorno razonable sobre el capital, congruente con el que corresponde a otras empresas en la economía con niveles similares de riesgo, mientras que además se vean reflejados los progresos en la eficiencia de las Sociedades. En virtud de la Ley de Gas Natural, las tasas de distribución están sujetas a ajustes periódicos y automáticos, ajustes a índices especiales, ajustes por modificaciones de las tasas impositivas y una revisión quinquenal de todo el procedimiento de ajuste. El ENARGAS es responsable de la revisión y el ajuste periódico de la tarifa de distribución, de acuerdo con las políticas establecidas por la Ley de Gas Natural y las Licencias correspondientes, así como de una revisión quinquenal de la metodología y objetivos del sistema de ajuste de tarifas. La revisión quinquenal fue realizada en 1997 y los ajustes entraron en vigencia el 1° de enero de 1998.

Las tarifas se determinan con referencia a una subzona, con un programa de tarifas aprobado para cada una de ellas. Las variaciones en las tarifas aplicables a cada subzona reflejan, entre otros factores, la distancia recorrida para distribuir el gas.

La siguiente tabla muestra las tarifas máximas de las Sociedades en vigencia desde mayo de 2001 para cada segmento de clientes en una subzona (Buenos Aires) de Pampeana y una subzona (Chubut-Sur) de Sur.

Categoría / Tipo de servicio	Tarifa máxima al 30 de junio de 2001	
	Pampeana	Sur
	(en Pesos)	
Residencial		
Cargo fijo por factura	7,529655	7,521847
Consumo de gas natural *(Pesos por m³)*	0,134899	0,075265
Factura mínima	11,761871	9,768632
Comercial - pequeños volúmenes (Categoría "P")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³)* 0-1000 m³	0,123532	0,070357
1001-9000 m³ *(Pesos por m³)*	0,115707	0,065475
más de 9000 m³ *(Pesos por m³)*	0,107885	0,059614
Factura mínima	11,738711	9,768632
Comercial - grandes volúmenes (Categoría "G")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³/día de reserva)*	0,807623	0,592330
0-5000 m³ *(Pesos por m³)*	0,081378	0,054056
más de 5000 m³ *(Pesos por m³)*	0,076488	0,050146
Comercial - otros		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³)*		
Subdistribuidores	0,090588	0,056087
Estaciones de GNC	0,093651	0,059826
Grandes usuarios - interrumpible/firme (conectados al sistema de distribución)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme *(Pesos por m³)*	0,077252	0,047212
Consumo de gas natural interrumpible *(Pesos por m³)*	0,077229	0,047280
Cargo mensual por capacidad reservada - servicio en firme *(Pesos por m³/día de reserva)*	0,451877	0,157158
Grandes usuarios - interrumpible/firme (conectados al sistema de transporte)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme *(Pesos por m³)*	0,071100	0,044138
Consumo de gas natural interrumpible *(Pesos por m³)*	0,071093	0,044208
Cargo mensual por capacidad reservada - servicio en firme *(Pesos por m³/día de reserva)*	0,400721	0,105982

Los márgenes de distribución difieren por clase de cliente y tienen por objeto permitir a la empresa distribuidora recuperar sus costos razonables, impuestos, depreciación, así como también una tasa de retorno razonable. Se requiere que el nivel del retorno permitido sea adecuado teniendo en cuenta los márgenes obtenidos sobre inversiones de riesgo similar en otras áreas de la economía. La tarifa de distribución también se aplica a suministros a clientes que han acordado sus propias provisiones y transporte, siempre que el cliente utilice las instalaciones de distribución de las Sociedades. Ver la sección "*Análisis de la situación patrimonial y resultado de las operaciones - - Clientes y tarifas*". La tarifa facturada a los consumidores finales también se ajustará periódicamente para reflejar las variaciones en el costo de transporte que pagan las Sociedades. Sin embargo, el ajuste varía para cada clase de cliente. Las empresas distribuidoras de gas natural pueden ofrecer descuentos sobre las tarifas aprobadas que reflejen una reducción en su tasa de retorno, siempre que no sean efectuados de manera discriminatoria y que la tarifa resultante del descuento no quede por debajo de los costos. La pérdida de ganancias por el descuento no podrá recuperarse de otros clientes.

Ajustes periódicos de tarifas. Las tarifas de distribución son ajustadas automáticamente cada semestre de acuerdo con las variaciones en el PPI. Dichos ajustes incluyen el ajuste del PPI para los costos de transporte. Las tarifas también se modificarán semestralmente en mayo y octubre, sujeto a la aprobación del ENARGAS, a fin de

reflejar las variaciones en el costo del gas natural. Finalmente, las tarifas de distribución serán además ajustadas de acuerdo con los cambios en los costos de transporte del gas natural en los ajustes semestrales. Las bases para el cálculo de las tarifas del transporte y la distribución del gas natural son reguladas por el ENARGAS. La metodología para hacer los índices que contempla la Ley de Gas Natural y las licencias de las empresas transportadoras y distribuidoras de gas natural se denomina metodología "precio tope con revisión periódica", un tipo de regulación por incentivos que permite a las sociedades reguladas apropiarse de una porción de los beneficios económicos que surjan de la operación eficiente.

Ajustes por modificaciones en el PPI. Las tarifas iniciales para la distribución de gas natural se fijaron durante la privatización de Gas del Estado por un período de cinco años con vencimiento el 31 de diciembre de 1997, sujetas a un ajuste semestral como resultado de cambios en el PPI y en otras circunstancias incluyendo cambios en índices impositivos correspondientes. Las tarifas de distribución son ajustadas en forma semestral (enero y julio) a fin de reflejar los cambios en el PPI. El ajuste por PPI se aplica a algunos de los componentes de la tarifa de distribución, incluyendo los costos de transporte y excluyendo las compras de gas natural. Asimismo, el ajuste por PPI puede verse afectado por la aplicación de los factores "x" y "k" a la tarifa de distribución. Ver "Revisión quinquenal de tarifas". A principios de 2000, el Gobierno adoptó el Decreto N° 669/2000 en virtud del cual se requería a las empresas distribuidoras de gas que difieran la aplicación automática del ajuste de la tarifa semestral por PPI (en vigencia desde el 1° de enero de 2000) hasta julio de 2000. El decreto establecía que se trasladaría el ajuste de tarifas a los clientes. El 17 de julio de 2000, las Sociedades acordaron con el Gobierno extender la aplicación del ajuste por PPI hasta el 30 de junio del 2002, tras lo cual se recuperaría el ajuste por PPI en 24 cuotas incluyendo interés. El ajuste acordado fue impedido el 18 de agosto de 2000 por un Juzgado Nacional que suspendió la aplicación del Decreto N° 669/2000 en respuesta al pedido del Defensor del Pueblo de la Nación. El 30 de agosto de 2000, el ENARGAS notificó a las Sociedades que autorizaría las tarifas en vigencia con anterioridad a la suspensión del decreto (excluyendo el efecto del PPI), encontrándose pendiente la resolución del Juzgado Nacional.

El 7 de septiembre de 2000, los accionistas de la Sociedad notificaron al Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 que, de conformidad con los procedimientos específicos de solución de controversias previstos en los artículos VII del Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por la ley N° 24.124 y el artículo 8 del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por la ley 24.122, que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Solución de Disputas Relativas a Inversiones (CIADI), dependiente del Banco Mundial, las Sociedades se vieron obligadas a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, las Sociedades enviaron una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos y la República Italiana. Asimismo, solicitaron la revocación de la Nota N° 3.480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando, por ende, la aplicación de los cuadros tarifarios que se enviaron a esa Autoridad de Aplicación el 16 de junio de 2000.

Las Sociedades solicitaron al ENARGAS que autorice los ajustes de las tarifas hasta tanto el tribunal emita una resolución definitiva. El ENARGAS apeló dicha medida ante la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal. Asimismo, el Gobierno apeló también la medida cautelar en cuestión. La decisión final aún está pendiente y el ENARGAS continúa autorizando únicamente los cuadros tarifarios en vigencia con anterioridad a mayo de 2000 (excluyendo el ajuste por PPI). El Gobierno aseguró que, a pesar del diferimiento, respetará todos los compromisos asumidos en virtud de las Licencias y los Documentos de la Privatización. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Ajustes por modificaciones de los costos de transporte y en el suministro. Con posterioridad a la revisión quinquenal del ENARGAS de las tarifas de distribución realizada en 1997, se ajustaron las tarifas en forma semestral (enero y julio) a fin de reflejar el precio promedio de adquisición de la capacidad de transporte de cada empresa distribuidora de gas.

En agosto de 1994, el Gobierno promulgó el Decreto N° 1.411/94, que faculta al ENARGAS a limitar el traslado del aumento de los precios del gas natural a precios que solamente pueden exceder el precio en el mercado para cantidades de gas similares en condiciones similares, en caso que determine que los contratos de suministro

de una empresa distribuidora de gas natural no se originaron a raíz de operaciones abiertas y competitivas. Si bien las Sociedades consideran que pueden cumplir con estas cargas, también estiman que el Decreto N° 1.411/94 puede aumentar la probabilidad de que el ENARGAS examine más estrictamente las solicitudes para el traslado de los costos del gas natural. Si el ENARGAS determina que el contrato no reúne dichas condiciones, exigirá que el gas se suministre a los usuarios a un precio que refleje términos existentes en situaciones y volúmenes similares. Si, por ese motivo, el ENARGAS objetara el aumento propuesto, debe informar a la empresa distribuidora dentro de un período determinado. Aún si se permite que las Sociedades trasladen completamente el costo del gas natural suministrado a los consumidores finales, los incrementos afectarían adversamente las ventas de las Sociedades como consecuencia de la elasticidad en el precio de la demanda, especialmente entre los consumidores con acceso a los combustibles alternativos. Ver la sección *"La industria argentina del gas natural"*. Como el ENARGAS limita sus revisiones a términos específicos tales como el precio y la competitividad en el suministro de gas antes de autorizar cualquier traslado de un aumento de los precios de compra de gas en las tarifas de las Sociedades, las Sociedades consideran que la falta de aprobación del ENARGAS de un aumento en las tarifas no tendría efecto sobre la validez o ejecución de dichos contratos.

Las Sociedades presentan en septiembre y abril el cuadro tarifario propuesto para el período estacional octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas previstas en el contrato de compra de gas natural en boca de pozo para dicho período y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período anterior. A partir de la desregulación del precio del gas natural en boca de pozo, en enero de 1994 hasta el 31 de diciembre de 2000, el precio del gas natural pagado por las Sociedades aumentó aproximadamente un 40 % para el gas natural de Neuquén y disminuyó en aproximadamente un 10 % para el gas natural de la cuenca Austral.

Las Sociedades y el ENARGAS han disentido en cuanto al traslado de los aumentos en el costo del gas natural en cuatro oportunidades. Con respecto a los períodos tarifarios entre octubre de 1994 y abril de 1995 y octubre de 1995 y abril de 1996, las Sociedades propusieron un traslado de aumentos a fin de reflejar la variación de los precios del gas natural en boca de pozo desde diciembre a enero de cada uno de esos períodos, de conformidad con las disposiciones de sus contratos de suministro. Luego de analizar la propuesta de las Sociedades y de una audiencia pública el ENARGAS aprobó los aumentos en las tarifas, en forma no retroactiva, desde marzo de 1995 y 1996 pero resolvió limitar el traslado de los aumentos de precios de la Sociedad previstos para enero y febrero de 1995 y 1996, argumentando que ciertos contratos de algunas distribuidoras no mostraron aumentos similares durante los meses de verano cuando las Sociedades se enfrentan con los períodos de menor demanda de gas. Las Sociedades apelaron la decisión del ENARGAS alegando que es contraria al marco regulatorio. En respuesta a la apelación, el entonces Ministerio de Obras y Servicios Públicos ratificó la decisión del ENARGAS. En el mes de septiembre de 1997, las Sociedades y otras empresas distribuidoras de gas de la Argentina reclamaron un traslado correspondiente a los períodos de tarifas comprendidos entre los meses de octubre de 1997 y abril de 1998, reclamo que fue parcialmente denegado por el ENARGAS. El rechazo del ENARGAS estaba fundado en que las Sociedades (y los demás solicitantes) efectuaron el pago del gas natural de conformidad con una fórmula de tasa ajustable. Posteriormente, el ENARGAS aprobó el traslado solicitado por las Sociedades correspondiente al período de mayo de 1998, a pesar de que el precio del gas para dicho período fue calculado también sobre la base de la fórmula de ajuste. En el mes de mayo de 1999, las Sociedades (y las demás empresas distribuidoras) reclamaron el traslado de un ajuste de los precios del gas correspondiente al período de tarifas comprendido entre los meses de mayo de 1999 y septiembre de 1999. El ENARGAS rechazó en forma parcial el traslado correspondiente al período en cuestión. Las Sociedades solicitaron sin éxito al ENARGAS que reconsidere su rechazo parcial y el caso fue enviado al Ministerio de Economía. Las Sociedades no pueden actualmente determinar la probabilidad de que se haga lugar a su reclamo. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Limitación de trasladar aumentos en el precio del gas natural a las tarifas"*.

Ajustes por modificaciones impositivas. Las variaciones de costos de las Sociedades que sean causadas por cambios en la legislación impositiva (con la excepción del impuesto a las ganancias o su reemplazo) pueden dar lugar a ajustes de tarifas de distribución, según la forma en que resulten afectadas las Sociedades.

Ajustes especiales. Asimismo, el ENARGAS habrá de considerar los pedidos de revisión de las tarifas de distribución fundamentados en circunstancias especiales. Además, después de la primera revisión quinquenal del sistema de ajuste, las tarifas de distribución podrán ser revisadas teniendo en cuenta la variación de factores tales como la eficiencia y el nivel de inversión de las Sociedades.

Revisión de tarifas quinquenal. De acuerdo con los términos de la Ley de Gas Natural y los Documentos de la Privatización, el ENARGAS es responsable de la determinación de las tarifas de distribución vigentes durante el período de cinco años a partir del 1° de enero de 1998. Las Licencias establecen un período en el cual ENARGAS debe proponer ajustes tarifarios que permitan a las empresas distribuidoras tener seis meses para realizar observaciones relativas a dichas proposiciones. Aunque no existen seguridades de que las normas a ser promulgadas por el ENARGAS darán como resultado tarifas de distribución que permitan a las Sociedades lograr en el futuro niveles específicos de ganancias, la Ley de Gas requiere que en la formulación de dichas normas el ENARGAS le proporcione a las empresas distribuidoras (i) la oportunidad de percibir los ingresos suficientes para recuperar todos los costos operativos aplicables al servicio dentro de lo razonable, impuestos y depreciación y (ii) un margen de ganancia razonable, determinado en relación a un margen de negocios con riesgo, eficiencia y calidad de servicio comparables. El ENARGAS estableció las reglas para la determinación de las tarifas en mayo de 1996, para el período de cinco años que finaliza en 2002.

Las tarifas pueden ajustarse por un factor de eficiencia y un factor de inversión (ambos fijados en cero para el período inicial de cinco años). El factor de eficiencia (el factor "x") genera una reducción anual en las tarifas, de acuerdo con un programa, teniendo en cuenta que la eficiencia operativa disminuirá los costos de las empresas distribuidoras en los próximos años. La inclusión del factor de eficiencia en el sistema de precios también le proporciona a la empresa distribuidora un incentivo para reducir costos; si la empresa distribuidora puede disminuir sus costos más rápidamente que las reducciones impuestas por el factor de eficiencia, tales reducciones pueden incrementar las ganancias; si la empresa distribuidora no alcanza o supera esa tasa, el déficit reduce sus ganancias. El ajuste que refleja la eficiencia es propuesto por el ENARGAS basado en los planes específicos de mejoras a la eficiencia que presenten las Sociedades, tomando en cuenta los ahorros de costos esperados y la inversión requerida para la implementación de dichos planes. Se requiere que el ENARGAS proponga el factor de eficiencia para cada Sociedad antes de los doce meses previos al comienzo del período de cinco años al cual se aplica. Las Sociedades tienen un período de cuatro meses para responder a la propuesta del ENARGAS. El ENARGAS, a su vez, deberá fijar el factor de eficiencia final antes de transcurridos los seis meses previos al comienzo del período de cinco años correspondiente.

En relación con el ajuste tarifario, las Sociedades también presentan al ENARGAS todos sus programas de inversión relacionados con el crecimiento de la demanda. Dado que las tarifas existentes no dan cuenta de tales inversiones, estas deberán pagarse por todos los usuarios de las subzonas afectadas. El coeficiente de inversión (el factor "k") solamente puede aplicarse cuando la inversión propuesta afecta una parte importante de la población de una subzona. Este factor funciona incrementando las tarifas y está diseñado para otorgar a las Sociedades los ingresos que garanticen una tasa de retorno (13,1 %) determinada por el ENARGAS para las inversiones requeridas por la expansión.

En el mes de junio de 1997, el ENARGAS aprobó los planes de inversión de las Sociedades para el período de cinco años que finaliza en 2002. Se espera recuperar las inversiones aprobadas, las cuales no se encuentran previstas en el cuadro tarifario actual, a través de las tarifas revisadas informadas por el ENARGAS. El 30 de junio de 1997, el ENARGAS aprobó, mediante la Resolución N° 468/97, la revisión quinquenal correspondiente al período de cinco años que finaliza en el año 2002, la cual fija los valores de los factores "x" de 4,5 % y 4,6 % para Pampeana y Sur, respectivamente. Las Sociedades consideran que la disminución de las tarifas causadas por el factor "x" serán parcialmente compensadas mediante la introducción de servicios no regulados, sujeta a la revisión del ENARGAS, y proyectos en materia de eficiencia. En el mes de octubre de 1997, el ENARGAS definió asimismo un factor de inversión "k", fijando la tasa de 13,1 % para el recupero de las inversiones de ambas Sociedades. En octubre de 1997, el ENARGAS aprobó las inversiones que comprenden el Gasoducto Saturno - La Pampa en el caso de Pampeana y los gasoductos que suministrarán a las áreas Cordillerana, Río Gallegos, Trelew y una planta de compresión en Río Grande en el caso de Sur. Al momento de la finalización de dichos proyectos, las tarifas, sujetas a la aprobación del ENARGAS, sufrirán un incremento en la región correspondiente, de conformidad con lo dispuesto en las Licencias. Durante el año 1998, las Sociedades realizaron la totalidad de las inversiones previstas y el ENARGAS aprobó el factor "k" correspondiente a cada una de ellas.

En relación con la segunda revisión quinquenal de tarifas, el ENARGAS anunció que aplicará el método de "revisión global de tarifas" (*full rate case*) a fin de fijar las tarifas para próximo período de cinco años, en lugar de emplear únicamente el factor de eficiencia "x" y el factor de inversión "k", que el ENARGAS aplicó en el primer ajuste de la revisión de tarifas. El método de "revisión global de tarifas" comprende tasas basadas en alcanzar los niveles de ingresos acordados por las empresas distribuidoras de gas y el ENARGAS. Las Sociedades se encuentran

actualmente recabando información relativa a los costos de los servicios y las inversiones a fin de presentarla al ENARGAS. El ENARGAS y las Sociedades esperan finalizar a más tardar el 30 de junio de 2002 su análisis de las nuevas tarifas a ser aplicadas a partir del 1° de enero de 2003. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Incertidumbre acerca de las nuevas tarifas para los próximos cinco años*".

Operador

El operador técnico de las Sociedades es Camuzzi Argentina. El operador provee su servicio técnico a cada Sociedad de acuerdo con un Contrato de Asistencia Técnica celebrado con cada una de ellas de ocho años de duración, plazo que puede ser extendido por las partes o renovado en virtud de un contrato similar. De conformidad con los Contratos de Asistencia Técnica que finalizaron en diciembre de 2000, Camuzzi Argentina debe brindar asesoramiento a las Sociedades en las siguientes materias: (i) cumplimiento de las operaciones técnicas y regulatorias normales inherentes a un sistema de distribución de gas natural, incluyendo la reparación o el cambio de todo equipo que no cumpla con dichas operaciones técnicas normales, (ii) análisis de las operaciones y presupuestos y control de la ejecución presupuestaria, (iii) seguridad, dependencia y eficiencia de sus servicios y operaciones, (iv) cumplimiento de las leyes y reglamentaciones aplicables, (v) mantenimiento preventivo y de rutina y (vi) entrenamiento de sus recursos humanos. La experiencia y pericia técnica de Camuzzi Argentina deriva de las actividades de su controlante en materia de distribución de gas natural en Italia. Ver la sección "*Composición accionaria -- Accionistas principales*". Los servicios de Camuzzi fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costos de ventas. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Competencia

Además de las Sociedades, existen otras siete empresas habilitadas para distribuir o transportar gas natural en la Argentina. Debido a que a cada distribuidora se le ha asignado un área específica que no se superpone a ninguna otra, no compiten entre sí. Sin embargo, las empresas de suministro y de transporte de gas natural pueden contratar directamente con los usuarios, especialmente los grandes usuarios industriales y clientes comerciales con un consumo de más de 5.000 m³ de gas natural diarios. Ver la sección "*Marco Regulatorio -- Generalidades -- Principales disposiciones de las Licencias*". Además, los consumidores pueden optar bajo ciertas circunstancias por otras fuentes de energía.

Conexiones alternativas (bypass). La legislación argentina permite a los grandes usuarios desviarse de las redes de distribución mediante la construcción de sus propios conductos hasta el ramal principal, y contratar directamente con los productores la provisión de gas natural y con las empresas transportistas el transporte. Los clientes que deseen desconectarse del sistema de distribución han de afrontar diversos costos y obstáculos, incluyendo la construcción y el mantenimiento de las conexiones, la necesidad de asegurarse un suministro suficiente de gas natural, la medición y la necesidad de asegurarse una porción de la limitada capacidad de transporte. Asimismo, los contratos de suministro de gas "*take-or-pay*" pueden resultar restrictivos para las necesidades de muchos clientes, especialmente si la demanda no satisface las expectativas.

Los contratos entre las Sociedades con grandes usuarios son suficientemente competitivos como para desalentar a esos clientes de desconectarse de sus sistemas de distribución para hacerlo directamente en los gasoductos de transporte. Sin embargo, no puede afirmarse que alguno de sus grandes clientes no se desconectará del sistema en el futuro. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía*".

Otras fuentes de energía. Las ventas a centrales eléctricas registran una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. Según el marco regulatorio que rige la industria de la electricidad en la Argentina, las centrales eléctricas despachan en orden ascendente del costo marginal inferior, para posibilitar que el sistema nacional eléctrico opere a los costos más bajos posibles. Por lo general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico nacional. El gas como fuente de generadora de energía eléctrica se ubica en tercer lugar, luego de la energía hidroeléctrica y la energía nuclear. Un aumento en la disponibilidad de energía hidroeléctrica reducirá la energía termoeléctrica y, generará generalmente una disminución de las ventas de gas natural a las centrales eléctricas.

Si bien el gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales y grandes plantas industriales, las Sociedades compiten con empresas que proveen fuentes de energía alternativas. Los combustibles alternativos son principalmente el fuel oil para las industrias y el GLP en tanques y la electricidad para los usuarios residenciales, ya que actualmente constituyen sustitutos del gas natural. Sin embargo, la abundancia de gas natural en la Argentina le confiere una ventaja de costo significativa sobre el fuel oil. Con respecto al GLP en tanques, el gas natural es todavía mucho más barato, lo que significa para los usuarios residenciales una apreciable reducción del gasto en combustible.

Las Sociedades consideran que el gas natural constituye una alternativa atractiva frente a otras fuentes de energía debido a su costo más ventajoso, a la comodidad de su uso y a sus beneficios para el medio ambiente. La administración no prevé que la importancia relativa del gas natural con respecto a las fuentes de energía alternativas pueda variar significativamente en el futuro inmediato. Sin perjuicio de ello, no puede garantizarse que dicha relación no varíe significativamente en el futuro inmediato.

Recursos humanos

Las Sociedades consideran a las relaciones con sus empleados como un aspecto importante del éxito de sus actividades. Al 30 de junio de 2001, las Sociedades tenían un total de 1343 empleados, 929 empleados de Pampeana y 414 empleados de Sur. 189 empleados de Pampeana trabajan para ambas Sociedades, lo que permite dividir los costos de acuerdo con su respectiva cartera de clientes. Al 31 de diciembre de 2000, 1999 y 1998, los empleados de las Sociedades totalizaban 1308 (de los cuales 902 correspondían a Pampeana y 406 a Sur), 1272 (de los cuales 873 correspondían a Pampeana y 399 a Sur) y 1197 (de los cuales 819 correspondían a Pampeana y 378 a Sur), respectivamente.

Desde la privatización las Sociedades han intentado reducir el número de empleados administrativos en relación con el personal operativo. Al 31 de diciembre de 1992 las Sociedades tenían un total de 704 empleados administrativos (398 empleados de Pampeana y 306 empleados de Sur), excluyendo al personal de la sede central, representando un 65,9 % del total de los recursos humanos (69,6 % de Pampeana y 61,7 % de Sur) y el resto dedicado a funciones operativas. Al 30 de junio de 2001, las Sociedades tenían un total de 390 empleados administrativos (246 empleados de Pampeana y 144 empleados de Sur), representando un 33,8 % del total de los recursos humanos (33,3 % de Pampeana y 34,4 % de Sur) y el resto dedicado a funciones operativas.

Alrededor del 70 % de los empleados no administrativos de las Sociedades se encuentran cubiertos por un convenio colectivo de trabajo celebrado con los Sindicatos de Trabajadores de la Industria de Gas Natural, Derivados y Afines, el cual establece las horas de trabajo reglamentarias, los salarios, las horas extras y las condiciones de trabajo en general. Las partes de dicho convenio colectivo acordaron su renegociación tres meses antes de su vencimiento que tuvo lugar el 1° de agosto de 1998. Sin perjuicio de que las partes han mantenido conversaciones respecto de los términos, no se ha llegado a un acuerdo definitivo y las partes han acordado continuar con las operaciones bajo el convenio vencido pendiente su renegociación. Los empleados sujetos al convenio colectivo de trabajo están representados por sindicatos con base en cinco ciudades de las respectivas regiones de las Sociedades. Actualmente, las Sociedades no están implicadas en ninguna disputa de importancia con los sindicatos. Sin embargo, los sindicatos juegan un papel importante en el sector industrial argentino y no puede garantizarse que no vayan a presentarse esos conflictos en el futuro. En 1993, aproximadamente 20 empleados no administrativos instauraron una demanda ante el entonces Ministerio de Trabajo peticionando el reconocimiento de los derechos contenidos en un convenio colectivo de trabajo anterior celebrado con Gas del Estado, repudiando su adhesión a los convenios posteriores. Las Sociedades negaron oportunamente los cargos y la demanda continúa sin solución, aunque las Sociedades estiman que la demanda no prevalecerá. Desde el comienzo de las operaciones, las Sociedades no se vieron afectadas por ninguna huelga.

Las leyes nacionales estipulan beneficios adicionales para los empleados de las Sociedades. De conformidad con la legislación aplicable, las Sociedades deben aportar aproximadamente un 33 % del salario de los empleados en concepto de contribuciones sociales. Además, según la "Ley de Reforma del Estado" (Ley N° 23.696, que estableció el programa de privatización en la Argentina), todos los empleados que figuran en las nóminas de sueldos de las Sociedades tienen derecho a bonos de participación en las ganancias, hayan sido o no empleados de Gas del Estado. Tales bonos otorgan a los empleados de las Sociedades el derecho a percibir un porcentaje de los beneficios de cada Sociedad equivalente al 0,5 % del ingreso neto después del pago de impuestos, en cada ejercicio económico. Estos bonos no son acciones (ni representan capital accionario), son intransferibles y caducan al término de la relación laboral, por cualquier razón que sea. Ver la sección *"Composición accionaria -- Programas de propiedad participada"*.

Seguros

Las Sociedades mantienen una adecuada cobertura de sus activos esenciales contra riesgos y daños a sus activos operativos principales y de responsabilidad civil, en ambos casos de acuerdo con los montos especificados en las Licencias. Los términos y montos de las pólizas obligatorias están sujetos a revisión y aprobación por parte del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Riesgos relacionados con las operaciones de gas natural"*. A partir del 31 de marzo de 2001, Pampeana y Sur contrataron pólizas de seguros de $ 57,4 millones y $ 64,9 millones, respectivamente, a fin de cubrir los riesgos operativos. Asimismo, cada una de las Sociedades contrató pólizas de $ 30 millones a fin de cubrir los riesgos derivados de la responsabilidad civil.

Leyes de protección ambiental y seguridad

Las Sociedades están sujetas a la legislación ambiental nacional y provincial, incluyendo nuevas regulaciones sobre residuos peligrosos que prevén diversas sanciones que van desde multas hasta sanciones penales. Si bien las Sociedades estiman, a su leal saber y entender, que cumplen con las leyes y reglamentaciones de protección ambiental que resultan aplicables, existen ciertos riesgos inherentes a sus actividades que podrían generar responsabilidades a las Sociedades. Con el objeto de cumplir con la normativa ambiental y minimizar el impacto económico de un potencial riesgo ambiental, las Sociedades han preparado un Manual de Gestión Ambiental, encontrándose éstas en condiciones de implementar los procedimientos plasmados en dicho Manual y que se pondrán en práctica en el transcurso de 2001, permitiéndoles en el futuro obtener una certificación ISO 14001. La certificación ISO 14001 es un standard internacional que certifica la calidad de los sistemas de administración ambiental.

Una parte de las inversiones de las Sociedades están destinadas a mejorar y expandir la red de distribución de gas natural y garantizar la seguridad del sistema. El incumplimiento por parte de una Sociedad en la realización de inversiones obligatorias puede resultar en la cancelación de su Licencia. El sistema de seguridad, el diseño, el mantenimiento y las operaciones históricamente se regían por las normas técnicas de Gas del Estado, basadas en normas internacionales modernas vigentes en los Estados Unidos y Europa, que siguen actualizándose después de la privatización. Durante el segundo período de cinco años (1998-2002), las operaciones de las Sociedades han sido evaluadas conforme con los indicadores de calidad de servicio desarrollados conjuntamente entre las Sociedades y el ENARGAS. Ver en esta sección "-- *Inversiones*".

Como parte del marco regulatorio aplicable a las operaciones de las Sociedades, las Sociedades han adoptado planes para garantizar la seguridad del cliente, la protección de la propiedad pública y privada, minimizar los daños y reanudar el servicio de distribución tan pronto como sea posible luego de una interrupción debido al acaecimiento de hechos inesperados. Estos planes son probados a lo largo del año mediante simulaciones que permiten el constante mejoramiento de los planes, reduciendo de esta forma los niveles de riesgo relativos a los sistemas. Además, las Sociedades han lanzado campañas en diversos medios a fin de informar al público sobre cuestiones relativas a la seguridad en el uso residencial del gas.

Las Sociedades han instalado, asimismo, sistemas automáticos para monitorear las entregas de gas y detectar ciertos problemas específicos de odorización. Las Sociedades consideran, a su leal saber y entender, que cumplen con las normas nacionales que regulan el tratamiento de residuos peligrosos y los estándares de calidad establecidos por el ENARGAS. Las Sociedades también tomaron medidas a fin de mejorar los planes preventivos que detecten y minimicen los daños de potenciales escapes de gas.

Procedimientos administrativos, judiciales e impositivos

Las Sociedades son parte en diversas acciones judiciales y administrativas que se encuentran pendientes de resolución, así como también ciertos procedimientos ante autoridades impositivas nacionales y provinciales. Si bien la responsabilidad que pudiera resultar de tales acciones o procedimientos no puede predecirse con exactitud, las Sociedades consideran que, a excepción de los casos descriptos a continuación, la mayoría de tales acciones o procedimientos, en caso de que resultaran desfavorables, no tendrían, ni individualmente ni en su conjunto, un efecto adverso significativo sobre cada una de las Sociedades o sobre ambas.

En cuanto a determinadas acciones iniciadas por entidades nacionales o provinciales detalladas más abajo, las Sociedades, en base al asesoramiento recibido de sus asesores externos, el Estudio Steverlynck, Navarro y Asociados (los "Asesores Legales Especiales"), no consideran probable una definición adversa a sus intereses. En caso de resolverse en forma adversa a los intereses de las Sociedades, podrían tener un efecto substancial adverso sobre una o ambas Sociedades. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Procedimientos administrativos, judiciales e impositivos"*.

Los montos descriptos en la presente sección se encuentran expresados en la fecha de efectuado el correspondiente reclamo.

Procedimientos administrativos. Las Sociedades han sido objeto de diversos procedimientos administrativos y sanciones del ENARGAS debido al incumplimiento de las obligaciones contenidas en sus respectivas Licencias; dichas sanciones se aplicaron en la forma de apercibimientos, reintegros obligatorios a clientes y multas. La mayoría de esos procedimientos y sanciones derivaron de supuestas irregularidades en la facturación, incumplimiento de las normas técnicas establecidas en las Licencias de las sociedades controladas y, en menor grado, de la interrupción del servicio. Las Sociedades consideran que las razones y el número de procedimientos instaurados en su contra y de las sanciones aplicadas guardan relación con los de otras sociedades distribuidoras de gas natural de la Argentina. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las Sociedades.

Reintegros obligatorios. Además de la facultad de imponer multas, el ENARGAS puede ordenar que las Sociedades efectúen reintegros a los clientes. Estos reintegros generalmente se originan cuando el ENARGAS determina la existencia de un exceso en la facturación, una interrupción en el servicio en firme o deficiencias en la calidad del gas entregado. Durante los ejercicios finalizados el 31 de diciembre de 1997 y 1998, las Sociedades registraron un monto de $ 1,15 millón en concepto de reintegros a clientes. Durante los ejercicios finalizados el 31 de diciembre de 1999 y 2000 y los períodos económicos de seis meses finalizados el 30 de junio de 2000 y 2001, las Sociedades reflejan los reintegros descriptos a continuación.

Como consecuencia del incumplimiento por parte de Sur de suministrar gas en la ciudad de Comodoro Rivadavia de conformidad con los estándares mínimos de calidad de gas prescriptos por su respectiva Licencia (se distribuyó el gas tal como fue recibido de los proveedores); en 2000, el ENARGAS ordenó a Sur que reintegre un monto estimado en $ 4,5 millones, en efectivo o en especie, a los clientes afectados. Sur apeló la medida y constituyó una previsión por $ 0,9 millón del monto calculado en 1999. La apelación se encuentra pendiente de resolución ante el Ministerio de Economía ya que Sur cuestiona el plazo determinado por el ENARGAS, durante el cual Sur distribuyó gas natural por debajo de los estándares. Asimismo, el monto previsionado fue reintegrado a los usuarios y a la provincia del Chubut.

En el mes de mayo de 2000, el ENARGAS ordenó a Pampeana que reintegre a los clientes afectados de los municipios de Santa Rosa y General Pico un monto estimado en $ 1,35 millón (excluyendo intereses y multas) como consecuencia del cobro indebido de determinados cargos adicionales incluidos en las tarifas aplicadas entre los meses de febrero de 1996 y febrero de 2000, en el caso de la municipalidad de Santa Rosa, y entre los meses de enero de 1996 y febrero de 2000 en el caso de la municipalidad de General Pico. La resolución establecía que Pampeana continuó cobrando las mismas tarifas, a pesar de que las municipalidades de Santa Rosa y General Pico habían derogado las tasas sobre la ocupación del subsuelo en febrero de 1996 y enero de 1996, respectivamente. La resolución exige que Pampeana efectúe un reintegro a favor de los clientes afectados de las municipalidades de S anta Rosa y General Pico mediante un crédito único en las tarifas de dichos clientes a partir del 1° marzo de 20 00. Pampeana apeló la medida ante el Ministerio de Economía en lo que respecta al período comprendido entre

enero de 1998 y febrero de 2000 y decidió reintegrar a los clientes aproximadamente $ 0,8 millón por el período febrero de 1996 a diciembre de 1997, mientras que constituyó una previsión de $ 0,1 millón por el resto del monto calculado.

Si bien el reclamo descripto en el párrafo anterior se encuentra pendiente de resolución, a fin de evitar mayores multas y sanciones, en el mes de mayo de 2000, Pampeana planteó al ENARGAS una metodología de reintegros a favor de clientes, por el monto total que supuestamente habría sido facturado en exceso durante el período comprendido entre enero de 1998 y enero de 2000. En virtud de la propuesta, los reintegros comenzaron a efectuarse con el ciclo de facturación de junio de 2001. El monto total del reintegro, $ 1,2 millón, fue imputado por Pampeana como pérdida durante el período económico finalizado el 30 de junio de 2001.

Asimismo, durante el período finalizado el 30 de junio de 2001, el ENARGAS ordenó a Sur que reintegre a los clientes afectados del municipio de Zapala un monto estimado en $ 1,9 millón (incluyendo intereses y multas al mes de abril de 2001) como consecuencia de no haber suministrado gas de conformidad con los estándares mínimos de calidad de gas establecidos en la Licencia, correspondiendo una devolución de $ 0,6 millón a la provincia del Neuquén y 1,3 millón a los usuarios.

Otros procedimientos. Además de los procedimientos mencionados anteriormente, las Sociedades se encuentran sujetas actualmente a otros procedimientos ante el ENARGAS derivados de violaciones de ciertos aspectos de sus respectivas Licencias. Las Sociedades no pueden anticipar cuál será el resultado de estos procedimientos los cuales podrían finalizar en apercibimientos, multas u otras sanciones. Las Sociedades consideran que ninguna de dichas acciones tendría, individualmente o en conjunto, un efecto adverso sobre las mismas.

Procedimientos judiciales. Las Sociedades son parte de litigios originados en el curso normal de sus operaciones, tales como demandas por daños y perjuicios, demandas laborales instauradas por empleados o ex-empleados y demandas contractuales y de otro tipo iniciadas por proveedores u otros terceros. Al 30 de junio de 2001, las Sociedades han constituido previsiones por aproximadamente $ 3,5 millones en relación con las demandas mencionadas. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las mismas. Las Sociedades mantienen una cobertura integral con aseguradoras de primer nivel respecto de las responsabilidades derivadas de dichas demandas. Ver en esta sección "-- *Seguros*".

Procedimientos impositivos. Las Sociedades son parte de diferentes procedimientos impositivos con el fisco nacional y algunos fiscos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos de las autoridades impositivas no tienen fundamento y no prosperarán y, por lo tanto, consideran que no es probable que exista una resolución adversa. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una sentencia provisoria o un pago ordenado por un tribunal, no tendría, individualmente o en su conjunto, un efecto adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades.

Procedimientos impositivos nacionales. La AFIP procedió a determinar de oficio ciertas diferencias en la determinación del impuesto a las ganancias correspondiente a las Sociedades en relación con las redes recibidas a título gratuito antes del 30 de junio de 1995. A la fecha de la notificación, el reclamo ascendía a $ 21,7 millones en el caso de Pampeana (más $ 40,3 millones en concepto de interés y multas) y a $ 11,1 millones en el caso de Sur (más $ 22,7 millones en concepto de interés y multas). Las Sociedades apelaron los reclamos ante el Tribunal Fiscal de la Nación. En noviembre de 2000, Pampeana presentó la pericia contable ante el Tribunal Fiscal de la Nación, la cual fue ampliada en el mes de febrero de 2001. Sur presentó la pericia contable en el mes de febrero de 2001 y contestó una objeción a la pericia efectuada en abril de 2001. A la fecha del presente Prospecto, la cuestión se encuentra pendiente de resolución. Las Sociedades entienden que, basadas en la opinión de los Asesores Legales Especiales, no se considera probable un resolución desfavorable respectos de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las Sociedades.

Con fecha 24 de enero de 2001, la AFIP notificó a Pampeana su determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995. El Fisco no acepta la deducción practicada en concepto de deudores incobrables residenciales por entender que la misma no cumple con los índices de incobrabilidad

previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millón (excluyendo intereses y multas). Pampeana apeló oportunamente la decisión ante el Tribunal Fiscal de la Nación y, a la fecha del presente Prospecto, la cuestión está siendo analizada. Asimismo, Sur presentó un recurso de apelación ante el Tribunal Fiscal de la Nación recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 con iguales argumentos que los presentados por Pampeana. La AFIP reclama $ 0,1 millón en concepto de impuestos (excluyendo intereses y multas). A la fecha del presente Prospecto, la causa se encuentra abierta a prueba, restando la presentación de la prueba pericial. Las Sociedades consideran que los reclamos carecen de fundamentos y, por lo tanto, no se considera probable una resolución desfavorable.

Procedimientos impositivos provinciales. Las Sociedades son parte de diferentes procedimientos impositivos con las provincias en sus respectivas áreas de operación en relación con la determinación del impuesto a los ingresos brutos y el impuesto de sellos. Las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de cualquier impuesto de sellos o impuesto a los ingresos brutos pagado por las Sociedades. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Impuesto a los ingresos brutos. En materia de impuesto a los ingresos brutos, algunas provincias han pretendido gravar con dicho impuesto la totalidad de las ventas brutas, si bien solo una parte de dicho monto representa el traslado de los costos de suministro y transporte de gas natural. Adicionalmente, Sur ha recibido ciertos reclamos de algunas provincias en las que desarrolla sus actividades, por los cuales se le exige el pago del impuesto a los ingresos brutos sobre los subsidios que otorga el Gobierno al consumo de gas en las provincias patagónicas.

Las Sociedades han concluido el pago de las cuotas, correspondientes al régimen de consolidación de deudas, a los efectos de regularizar el pago del impuesto sobre los ingresos brutos de la provincia de Buenos Aires correspondiente a los períodos diciembre de 1995 a junio de 1996. Debido a que el reclamo se basaba en un cambio de criterio en las normas tributarias de la provincia de Buenos Aires, el ENARGAS autorizó a las Sociedades el traslado a las tarifas del mayor impuesto. El crédito pendiente a recuperar de los usuarios al 30 de junio de 2001 asciende a $ 19,7 millones y $ 0,08 millón para Pampeana y Sur, respectivamente. El 8 de octubre de 1999, el ENARGAS comunicó a Pampeana que debía efectuarse un nuevo cálculo del crédito a trasladar, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. Pampeana interpuso un recurso de reconsideración y de alzada en subsidio. Con fecha 18 de abril de 2000, el ENARGAS rechazó el recurso de reconsideración interpuesto por Pampeana y remitió al Ministerio de Economía el recurso de alzada presentado. El reclamo se encuentra pendiente de resolución. En la opinión de la Sociedad, la situación mencionada no originará pérdidas futuras que afecten los estados contables.

Otras provincias han pretendido gravar con dicho impuesto los subsidios que Sur recibe del gobierno nacional. Sur ha contestado los reclamos administrativos iniciados por la Dirección General de Rentas de la provincia de Río Negro relacionados con el impuesto a los ingresos brutos aplicable a subsidios y a la diferencia en la determinación de la base imponible correspondiente al período enero de 1993 a febrero de 1996, por un monto de $ 2,1 millones (más intereses y multas). Sur apeló oportunamente el reclamo. El tribunal de primera instancia se pronunció en favor de la Dirección General de Rentas de la provincia de Río Negro y trabó un embargo de $ 4,5 millones, en concepto de impuestos, intereses y costas. Sur apeló sin éxito la decisión ante el Supremo Tribunal de Justicia de la provincia y ante la Corte Suprema de Justicia de la Nación. Asimismo, Sur contestó reclamos impositivos provinciales por un total de $ 1,6 millón (más multas de aproximadamente $ 1,9 millón) correspondientes a los períodos marzo a junio de 1996, julio a agosto de 1996 y septiembre de 1996 a diciembre de 1997. Sur apeló oportunamente dichos reclamos.

Por otro lado, la Dirección General de Rentas de la provincia de Río Negro promovió un juicio de apremio por un monto total de $ 9,4 millones correspondiente al período marzo de 1996 a diciembre de 1997 (incluyendo interés, multas, costas y una multa correspondiente al período enero de 1993 a febrero de 1996) de los cuales $ 1,6 millón corresponde al impuesto a los ingresos brutos por subsidios y a diferencias en la base imponible. El resto del monto reclamado ($ 7,8 millones) corresponde a interés, multas y costas del juicio. El juzgado de primera instancia interviniente rechazó las excepciones presentadas por Sur y ordenó el pago de $ 8,1 millones y $ 2,0 millones correspondientes a otros gastos. Sur interpuso un recurso de apelación ante el Supremo Tribunal de Justicia de la provincia. El reclamo se encuentra pendiente de resolución.

Adicionalmente, la Dirección General de Rentas de la provincia de Río Negro corrió vista a Sur de las actuaciones administrativas relativas al impuesto a los ingresos brutos por subsidios. El reclamo asciende a $ 0,8 millón (sin incluir intereses y multas por $ 0,6 millón) y corresponde al período enero de 1998 a diciembre de 1999. Sur interpuso un recurso de reconsideración, el cual fue rechazado. Con fecha 5 de febrero de 2001, Sur interpuso un recurso administrativo de apelación, el cual se encuentra pendiente de resolución.

Sur también fue notificada respecto de un reclamo de la provincia de Tierra del Fuego por un monto de $ 0,6 millón (más intereses por $ 0,3 millón y multas por aproximadamente $ 0,5 millón) en relación con el pago del impuesto a los ingresos brutos por los subsidios que recibe del Gobierno. Este monto se basa en una diferencia respecto de la interpretación de las normas aplicables para el cálculo del impuesto. Sur considera que su interpretación es la más razonable, pero, sin embargo, como consecuencia de las negociaciones mantenidas en febrero de 1999, ha decidido finalizar este procedimiento mediante el pago de un monto de aproximadamente $ 0,9 millón a las autoridades impositivas provinciales. Como consecuencia del pago, Sur practicó el pedido de repetición correspondiente y considera que recibirá el reintegro aunque no pueden otorgarse garantías al respecto. Ante la sentencia desfavorable del tribunal único de Tierra del Fuego Sur interpuso recurso extraordinario a fin de que el caso sea analizado por la Corte Suprema de Justicia de la Nación. A la fecha, el reclamo continua pendiente de resolución.

En opinión de los Asesores Legales Especiales, los reclamos de las autoridades impositivas descriptos en presente párrafo no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, atento a que resulta aplicable el trámite ordinario en la sustanciación judicial de las pretensiones de las autoridades impositivas y a que, dada la naturaleza de las cuestiones bajo análisis, se espera un pronunciamiento por parte de la Corte Suprema de Justicia de la Nación, Sur considera que los plazos hasta la resolución final de dichas cuestiones serán extensos. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Sur ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. En abril de 2001, Sur se acogió a la moratoria de la provincia de Río Negro y pagó $ 1,8 millón en concepto de impuestos (más $ 0,4 millón en concepto de intereses y $ 0,9 millón en concepto de honorarios y costas judiciales) correspondientes al período marzo de 1996 a diciembre de 1998, reduciendo así parcialmente los intereses y totalmente las multas. Asimismo, Sur abonó $ 3,7 millones en concepto de impuestos correspondientes al período abril de 1993 a marzo de 2001 y se acogió a la moratoria de la provincia del Chubut, que implica la condonación total de los intereses y multas correspondientes al reclamo por el impuesto a los ingresos brutos por subsidios. A su vez, Sur pagó $ 1,7 millón en concepto de impuestos correspondientes al período enero de 1993 a junio de 1998 y se acogió a la moratoria de la provincia del Neuquén, que implica una reducción del 15 % del impuesto a los ingresos brutos por subsidios adeudado y la condonación total de intereses y multas. También se abonaron $ 1,7 millón en concepto de impuesto a los ingresos brutos por subsidios correspondiente al período octubre 1993 - junio 1998 y se acogió a la moratoria de la provincia de Santa Cruz, lo que implicó una reducción parcial de los intereses. Además, Sur pagó bajo protesto $ 0,7 millón en concepto de impuestos e intereses reclamados por las autoridades impositivas de la provincia del Neuquén correspondientes al período julio de 1998 a marzo de 2001 y $ 0,8 millón en concepto de impuesto reclamado por la provincia de Santa Cruz correspondientes al período julio de 1998 a marzo de 2001 y $ 0,7 millón en concepto de impuesto reclamado por la Provincia de Chubut por el período correspondiente de junio de 2000 a marzo de 2001. Sur estima negociar y cancelar otros pagos adeudados a las provincias de Río Negro y Tierra del Fuego durante el año 2001.

Impuesto de sellos. Algunos fiscos provinciales pretenden gravar con el impuesto a los sellos, las ofertas irrevocables de compraventa y transporte de gas natural. Sur, Pampeana y otras empresas dedicadas a la industria del petróleo y del gas, consideran que dichos instrumentos no se encuentran alcanzados por dicho impuesto. El 27 de abril de 1998, Sur recibió una notificación de un reclamo por aproximadamente $ 5,2 millones (sin incluir intereses y multas) que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre ciertas oferta irrevocables de compraventa de gas de los cuales las Sociedades son parte. Sur apeló en tiempo y forma dicho reclamo. Las Sociedades, junto con otras distribuidoras de gas, negocian actualmente con las autoridades nacionales, provinciales y regulatorias a fin de que se declare que dicho impuesto no es aplicable o que puede ser trasladado a las tarifas. En enero de 1999, el ENARGAS emitió una resolución mediante la cual declara la inconstitucionalidad de la aplicación del impuesto de sellos provincial a los distribuidores de gas y ordena la revisión de la cuestión por parte del entonces Ministerio de Obras y Servicios Públicos de la Nación. A la fecha del presente Prospecto, el Ministerio no se ha pronunciado al respecto. Al 30 de junio de 2001, Pampeana y Sur tienen constituidas previsiones por aproximadamente $ 1,5 millón y $ 0,6 millón, respectivamente, en relación con el

reclamo mencionado. Asimismo, Sur recibió una notificación por parte de la provincia del Neuquén mediante la cual se le reclama aproximadamente $ 0,9 millón (incluyendo aproximadamente $ 0,2 millón en concepto de impuestos, $ 0,2 millón en concepto de intereses y $ 0,5 millón en concepto de multas, a agosto de 1997), que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre la transferencia de activos de Gas del Estado, el cual fue apelado oportunamente por Sur. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 3 de abril de 2001, la provincia del Neuquén notificó a las Sociedades acerca de un reclamo de $ 3,0 millones (sin incluir intereses y multas) y $ 0,4 millón (sin incluir intereses y multas), respecto de Pampeana y Sur, respectivamente, derivado de los contratos de transporte de gas suscriptos con TGS antes de la fecha de toma de posesión y cuando Gas del Estado era el único accionista de las Sociedades. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 22 de marzo de 2001, la provincia del Neuquén notificó a Pampeana acerca de un reclamo por impuesto de sellos sobre ofertas irrevocables de transporte de gas natural suscriptas con TGN por $ 0,6 millón y $ 1,8 millón en concepto de multas, que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén. Pampeana interpuso un recurso de reconsideración y el reclamo continúa pendiente de resolución. En opinión de la Sociedad y de los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si bien ninguna de las Sociedades recibió una notificación por parte de la provincia de Río Negro acerca del reclamo del impuesto correspondiente a las ofertas de transporte de gas suscriptas con TGS, en caso de que la contraparte se viera obligada a cancelar el monto reclamado, Pampeana y Sur estarían expuestas a una responsabilidad del 50 % del reclamo, importe que ascendería a $ 5,0 millones (más multas de aproximadamente $ 10,1 millones sin incluir intereses) en el caso de Pampeana y $ 2,6 millones (más multas de aproximadamente $ 5,2 millones sin incluir intereses) en el caso de Sur. En opinión de la Sociedad y de los Asesores Legales Especiales no se considera probable una resolución desfavorable respecto del mencionado reclamo. Por otra parte, con fecha 9 de febrero de 2001, Sur presentó un recurso administrativo de apelación ante el rechazo del recurso de reconsideración interpuesto en relación a un reclamo de la provincia de Río Negro relativo a las ofertas irrevocables de compraventa de gas a clientes, cuyo monto asciende a $ 0,2 millón en concepto de impuesto y $ 0,4 millón en concepto de interés y multas. A la fecha, Sur no ha recibido respuesta a los recursos interpuestos. Sur y sus Asesores Legales Especiales no consideran probable una resolución desfavorable respecto del mencionado reclamo, ya que si bien pueden existir sentencias adversas contra Sur en las instancias inferiores, los Asesores Legales Especiales estiman que la Corte Suprema de Justicia de la Nación debería resolver en forma favorable a los intereses de Sur.

Asimismo, la provincia de Santa Cruz estableció que ciertas ofertas de compraventa de gas natural se encuentran sujetas al impuesto de sellos. Con fecha 29 de diciembre de 1999, cada una de las Sociedades recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 0,7 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 3,8 millones en el caso de Sur (sin incluir intereses y multas) cada uno de los cuales representa el 50 % del impuesto de sellos. Cada una de las Sociedades ha presentado en tiempo y forma la apelación correspondiente. Asimismo, TGS recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 1,1 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 0,9 millón en el caso de Sur (sin incluir intereses y multas) respecto del impuesto de sellos correspondiente a ofertas de transporte de gas natural. Si bien ninguna de las Sociedades recibió una notificación de la provincia de Santa Cruz, Pampeana y Sur, estarían expuestas a una responsabilidad del 50 % del reclamo, en el caso de una resolución favorable para la provincia. TGS recibió una notificación de un reclamo similar relacionado con Pampeana y Sur. Si TGS se viera obligada a abonar el importe reclamado, podría repetir contra Pampeana y Sur $ 0,6 millón en concepto de impuestos, sin incluir intereses a la fecha del efectivo pago. En opinión de la Sociedad y de Los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si cualquiera de estos reclamos por impuesto de sellos fuera exitoso, todo pasivo incurrido en relación con los contratos de compraventa y transporte de gas natural será soportado en partes iguales por las Sociedades y cada comprador, vendedor de gas natural o transportista, respectivamente.

Procedimientos impositivos municipales. La facultad de los municipios de gravar las servidumbres de paso de una empresa distribuidora está prohibida por las respectivas Licencias de las Sociedades y las reglamentaciones nacionales. Sin embargo, ciertos gobiernos municipales de las áreas de operación de ambas Sociedades han reclamado tasas sobre la ocupación del subsuelo, las cuales, al 30 de junio de 2001, totalizaban aproximadamente $ 16 millones en forma combinada. Pampeana ha recibido intimaciones de pago de tasas por ocupación del subsuelo por parte de las municipalidades de La Plata, Coronel Dorrego y General Pueyrredón (pertenecientes a la provincia de Buenos Aires) por un monto total de aproximadamente $ 11 millones (sin incluir intereses y multas). Sur también ha recibido intimaciones de pago de tasas por ocupación de espacio público por parte de las municipalidades de Viedma y Villa Regina (pertenecientes a la provincia de Río Negro), de Comodoro Rivadavia (provincia del Chubut) y de Neuquén, Zapala y Cutralcó (pertenecientes a la provincia del Neuquén) por un monto total de $ 4,9 millones (sin incluir intereses y multas). En caso de que cualquiera de los reclamos mencionados fuera resuelto favorablemente, las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de la tasa sobre la ocupación del subsuelo una vez que se hayan resuelto los procedimientos judiciales. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Previsiones. Al 30 de junio de 2001, las Sociedades tienen constituidas previsiones por aproximadamente $ 7,6 millones en relación con los reclamos administrativos, laborales, judiciales e impositivos mencionados.

LA INDUSTRIA ARGENTINA DEL GAS NATURAL

La información con respecto a la industria del gas natural en la Argentina consignada a continuación ha sido preparada en base a material obtenido de diversas fuentes públicas tales como Gas del Estado, el Gobierno, leyes, decretos y reglamentaciones y otras fuentes identificadas más adelante. Los datos contenidos no han sido verificados en forma independiente por las Sociedades, el Organizador, los Colocadores o Agentes, ni ninguno de sus respectivos asesores en relación con la oferta y venta de las Obligaciones Negociables.

Antecedentes históricos

La industria del gas natural se inició en la Argentina en 1824 con el empleo de gas natural manufacturado para iluminación. En 1933, la empresa petrolera de propiedad estatal predecesora de YPF, Yacimientos Petrolíferos Fiscales S.E., comenzó la distribución de gas natural en áreas cercanas a sus pozos y comunidades adyacentes. En 1944, el Gobierno nacionalizó los bienes de la "Compañía Primitiva de Gas de Buenos Aires Ltda.", y al año siguiente constituyó la empresa que luego se convertiría en Gas del Estado, la empresa estatal de transporte y distribución de gas natural. Con anterioridad a la privatización, Gas del Estado controlaba y operaba virtualmente la totalidad de los sistemas de distribución y transporte de gas en la Argentina.

Desregulación y privatización de la industria

Generalidades. Desde 1946 hasta diciembre de 1992, el transporte y la distribución del gas natural estaban monopolizados por la empresa estatal, Gas del Estado, y sus predecesoras. Sin embargo, a partir de la década del 60' la industria argentina del petróleo y gas natural ha sido desregulada por etapas de conformidad con varios programas y planes destinados a su reestructuración. El 28 de diciembre de 1992, la actividad de transporte y distribución de gas natural siguió el camino de la desregulación y fue privatizada a través de la venta de activos que anteriormente pertenecían a Gas del Estado.

Privatización de Gas del Estado. En junio de 1992 se promulgó la Ley de Gas Natural, que dispuso la privatización de Gas del Estado y la desregulación del precio del gas natural. La Ley de Gas Natural determinó la venta de los activos de Gas del Estado a empresas del sector privado, el otorgamiento de licencias de operación, la implementación de un marco regulatorio para la industria y el establecimiento del ENARGAS como supervisor del transporte y distribución de gas natural y de algunos aspectos relativos al suministro de gas natural. Al privatizarse Gas del Estado, las cinco principales líneas troncales del sistema de transmisión de gas natural fueron divididas en dos sistemas según una amplia base geográfica (sistemas de gasoductos troncales norte y sur), de manera tal que ambos sistemas tuvieran acceso a las fuentes de gas natural y a los más importantes centros de demanda en Buenos Aires y sus alrededores. Estos sistemas fueron transferidos a dos nuevas empresas transportadoras. El sistema de distribución de Gas del Estado se dividió entre nueve empresas de distribución regional, entre las cuales se encuentran dos empresas distribuidoras que operan en el área del Gran Buenos Aires. Se vendieron las acciones de cada una de las empresas de transporte y distribución a consorcios de inversores privados.

Los paquetes mayoritarios (que oscilaban del 60 % al 90 %) y las licencias para operar cada una de las empresas de gas natural fueron ofrecidas, mediante licitaciones, a consorcios calificados. El Gobierno retuvo una participación minoritaria en algunas de las empresas y otra porción minoritaria fue reservada para los empleados. Las transacciones se cerraron el 28 de diciembre de 1992, fecha en que tomaron posesión los nuevos propietarios. El requisito de calificación de cada consorcio se basó en sus méritos técnicos, incluyéndose la experiencia previa en la operación de instalaciones de transporte o distribución de gas natural. Cada consorcio adjudicatario debió incluir obligadamente a un operador extranjero, ya que hasta su privatización, Gas del Estado se había constituido en el único operador de instalaciones de transporte y distribución de gas natural en la Argentina. Además, en virtud de las Licencias se exige a cada operador técnico de una empresa transportadora o distribuidora que conserve durante un período de por lo menos ocho años una participación mínima en la sociedad controlante (del 10 % el caso de las empresas de transporte y del 15 % en el caso de las empresas distribuidoras).

Sodigas Pampeana adquirió su participación accionaria del 70 % en Pampeana a través de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Pampeana, Pampeana, Gas del Estado y los accionistas de Sodigas Pampeana (el "Contrato de Transferencia de Pampeana"). El monto total pagado por Sodigas Pampeana por dichas acciones bajo el Contrato de Transferencia de Pampeana



fue $ 235,4 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Pampeana asumió una deuda de $ 54,8 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Sodigas Sur adquirió su participación accionaria del 90 % en Sur por medio de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Sur, Sur, Gas del Estado y los accionistas de Sodigas Sur (el "Contrato de Transferencia de Sur", junto con el Contrato de Transferencia de Pampeana, los "Contratos de Transferencia"). El monto total pagado por Sodigas Sur por dichas acciones bajo el Contrato de Transferencia de Sur fue U$S 148 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Sur asumió una deuda de $ 16,5 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Las Licencias otorgadas a las Sociedades tienen un término inicial de 35 años y pueden ser prorrogadas por un período adicional de 10 años si las Sociedades han cumplido con sus obligaciones emergentes de sus respectivas Licencias.

El cuadro siguiente muestra el precio de compra (excluyendo las obligaciones asumidas al momento de la privatización), el porcentaje accionario adquirido, el operador y el país de constitución del operador para cada una de las empresas de transporte y distribución de gas natural.

Empresas	Precio de adquisición (millones de U$S)	Porcentaje de capital adquirido por el Consorcio	Operador	País de constitución del Operador
Empresas de Transporte:				
Transportadora de Gas del Sur S.A.	561,2	70,0 %	Enron Corporation	EE.UU.
Transportadora de Gas del Norte S.A.	248,2	70,0	Nova Gas International S.A.	Canadá
Empresas de Distribución:				
Distribuidora de Gas Metropolitana S.A.	362,0	70,0	British Gas	G.B.
Distribuidora de Gas Buenos Aires Norte S.A.	188,6	70,0	Gas Natural	España
Camuzzi Gas Pampeana S.A.	235,4	70,0	Camuzzi(1)	Italia
Camuzzi Gas del Sur S.A.	148,0	90,0	Camuzzi(1)	Italia
Distribuidora de Gas del Centro S.A.	145,0	90,0	Italgas	Italia
Distribuidora de Gas Cuyana S.A.	122,0	60,0	Italgas	Italia
Distribuidora de Gas del Litoral S.A.	116,6	90,0	Tractebel	Bélgica
Distribuidora de Gas Noroeste S.A.	84,3	90,0	Gasco Cía. de Consumidores de Gas de Santiago	Chile
Total	2.211,3			

Nota:
(1) Operando a través de Camuzzi Argentina.

La desregulación en el sector gasífero se completó el 12 de junio de 1994, según lo dispuesto por la Ley de Gas Natural y por el Decreto N° 1.186. Desde el 1 de enero de 1994, el precio del gas natural vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades, determinado por las variables de libre mercado, se ha incrementado. Al establecer los precios del gas vendido en el punto de ingreso al sistema de transporte, los productores negocian los precios directamente con las empresas distribuidoras y los consumidores industriales, tales como empresas de servicios públicos y algunas industrias. Si bien el mercado de gas natural es nominalmente un "libre mercado", el ENARGAS continua supervisando los mercados de consumo de gas natural y las tarifas cobradas a los consumidores. Ver la sección "*Actividades -- Tarifas*".

Al desregular la industria los legisladores intentaron evitar la monopolización de los servicios. De esta manera, la Ley de Gas Natural divide al mercado del gas natural en los segmentos de exploración y producción, transporte y distribución y establece limitaciones a la posibilidad de que una misma empresa participe en más de uno de esos segmentos. En ese sentido, las empresas transportadoras tienen prohibida la participación en otros aspectos de la industria del gas natural, no pueden controlar una empresa distribuidora, ni tampoco comprar o vender gas natural, (excepto para consumo propio o para asegurar la eficiencia del sistema). Del mismo modo, las empresas productoras y distribuidoras y los consumidores que compran el gas natural directamente a los productores tienen prohibido controlar una empresa transportadora de gas natural.

Estructura actual de la industria

Producción y provisión de gas natural. Aproximadamente veinte empresas llevan a cabo la mayoría de las actividades de producción y exploración gasífera en la Argentina. En 1992 el sector privado representó alrededor del 15 % de la producción de gas natural (excluyendo a YPF). Luego de la desregulación y de importantes ventas de reservas de YPF, la explotación de reservas de gas natural en la Argentina se ha diversificado entre otros productores. Sin embargo, durante 2000 y el primer semestre de 2001, YPF continuó siendo el mayor productor de gas natural de Argentina, representando aproximadamente el 37 % de la producción nacional de gas natural. Los productores de gas natural más importantes, después de YPF, son Total Austral S.A., Pérez Companc, Pluspetrol S.A., Pan American Energy S.A., Tecpetrol S.A., C.A.P.S.A. y Petrolera San Jorge S.A. La legislación vigente autoriza al Gobierno a imponer por decreto limitaciones a la exportación de gas natural cuando el consumo interno no resulta satisfecho por fuentes propias. Asimismo, se requiere la expresa autorización del Gobierno para proceder a la exportación de gas natural. Actualmente, la Argentina exporta gas natural a Chile. Se estima que los proveedores de gas natural comenzarán a exportar gas natural a Uruguay y Brasil.

La Argentina posee una abundante reserva de gas natural en tres cuencas o áreas productivas principales: Noroeste (noroeste), Neuquina (oeste) y Austral (sur) que contienen aproximadamente el 95,4 % de las reservas comprobadas de gas natural del país y en la actualidad comprenden el 94 % de la producción de gas natural del país. En algunas cuencas, la disponibilidad de gas natural se encuentra limitada por las restricciones de producción, transporte y procesamiento. En 2000, el país disponía de abastecimiento de gas natural para unos 17 años, con sus reservas comprobadas.

El cuadro siguiente muestra la ubicación de las principales cuencas productoras de gas natural por provincia, las reservas comprobadas en cada una al 31 de diciembre de 2000 (y un porcentaje del total de las reservas comprobadas), la producción en 2000 (y el porcentaje del total de la producción de 2000) y la vida de cada reserva por cuenca.

Cuenca	Ubicación por provincia	Reservas comprobadas[1] de gas natural	% Reservas de gas natural comprobadas	Producción de 2000	% Producción total de 2000	Vida de la Reserva
		(en millones de m³)		*(en miles de m³)*		*(años)*
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza	399.128	51,3 %	25.839.732	57,6 %	16
Austral	Tierra del Fuego, Santa Cruz y costa afuera	185.180	23,8	9.040.632	20,1	21
Golfo San Jorge	Chubut, Santa Cruz	39.043	5,0	2.816.643	6,3	14
Cuyana	Mendoza	733	0,1	76.710	0,2	10
Noroeste	Salta, Jujuy, Formosa	153.525	19,7	7.096.635	15,8	22
Total		777.609	100,0	44.870.352	100,0	17[2]

Notas:

(1) Estimadas al 31 diciembre de 2000. Existe incertidumbre en cuanto a la estimación de las cantidades de reservas comprobadas y a la proyección de tasas futuras de producción. La información sobre reservas que aparece en el presente Prospecto es sólo estimativa. La ingeniería de reservas es un proceso subjetivo de estimación de las acumulaciones subterráneas de petróleo crudo y gas natural que no puede medirse con exactitud y la precisión de la estimación de las reservas está en función de la calidad de la información disponible y de la opinión e interpretación de geólogos e ingenieros. Los resultados obtenidos de la excavación, examen y producción después de la fecha de estimación requieren de una revisión de las reservas estimadas. En consecuencia, las estimaciones de reservas pueden ser substancialmente distintas a la cantidad de gas natural que se recuperará últimamente.

(2) Las estimaciones respecto de la vida de las reservas se encuentran basadas en información correspondiente a 2000, la cual debido a la incertidumbre sobre ciertos factores, podrían no reflejar con precisión la vida restante de las reservas.

Fuente: Secretaría de Energía, Instituto Argentino del Petróleo.

Cuenca Neuquina. Es la cuenca de gas natural más grande de la Argentina con una superficie de explotación de más de 100.000 km². Está ubicada en la zona centro-oeste del país, y es la más cercana al mercado principal de Buenos Aires. En 2000 produjo un promedio de aproximadamente 70,9 MMm³ de gas natural por día.

Cuencas Austral y Golfo San Jorge. En 2000, las cuencas Austral y Golfo San Jorge situadas en el extremo sur de la Argentina produjeron un promedio de aproximadamente 35,5 MMm³ de gas natural por día. La cuenca Austral incluye yacimientos de exploración ubicados en el mar. La cuenca Golfo San Jorge es principalmente productora de petróleo.

Cuenca Cuyana. La cuenca Cuyana, una cuenca principalmente productora de petróleo en la región centronorte de la Argentina, produjo aproximadamente 0,2 MMm³ diarios de gas natural en 2000.

Cuenca Noroeste. En 2000, la cuenca Noroeste, ubicada en el noroeste argentino, produjo un promedio de 19,4 MMm³ de gas natural por día.

Consumo y demanda de gas natural. Durante la última década, el uso del gas natural se ha incrementado con respecto al petróleo debido a políticas de sustitución energética fruto de una abundante provisión de gas natural, de la inferioridad del precio relativo del gas y de cuestiones de protección del medio ambiente. Entre 1980 y 2000, el consumo de gas natural aumentó de aproximadamente 9.300 MMm³ a 30.000 MMm³ por año. En 1980 el gas natural representó casi un 23 % del consumo nacional de energía total y se incrementó a un 46 % en 1998. Esto, en parte, se debe a la abundancia de gas natural en la Argentina, con reservas comprobadas de 777.609 Mm³ aproximadamente al 31 de diciembre de 2000, lo que equivale a una relación entre reservas comprobadas y producción de casi 17 años. De conformidad con el Instituto Argentino del Petróleo, la mayoría de la demanda de energía creciente en el país será satisfecha con gas natural. El consumo de gas en la Argentina en comparación con el de otros combustibles es significativamente mayor al de otros países. A pesar de la penetración en el mercado de gas natural relativamente alta de la Argentina comparada con otros países, las Sociedades consideran que existen oportunidades adicionales en el mercado. Ver la sección "*Actividades – Estrategia*".

Año	Residencial	Comerciales, Industriales y otros	Centrales de energía	Transporte	Total
			(MMm³/por año)		
1985	3.464	6.805	3.362	3	13.633
1986	3.616	7.471	3.404	20	14.511
1987	3.818	7.794	3.203	40	14.854
1988	4.203	8.558	4.950	88	17.799
1989	3.829	8.281	6.746	139	18.994
1990	4.347	7.896	5.318	218	17.779
1991	4.741	7.491	5.749	382	18.363
1992	4.857	8.026	5.622	564	19.068
1993	5.613	8.247	9.408(1)	1.705(1)	24.973
1994(2)	5.650	10.985	5.217	306	22.158
1995	5.800	11.294	5.902	306(4)	23.302
1996	5.800	11.594	8.601(3)	306(4)	26.301
1997(1)	5.803	11.121	8.595	1.379(5)	26.898
1998	5.879	11.396	5.715	1.283	24.273
1999	6.576	11.308	7.012	1.099	25.995
2000	6.960	11.382	7.141	1.482	26.965

Notas:
(1) Publicado por ENARGAS.
(2) De acuerdo al anuario 1994 del ENARGAS.
(3) Incluye 1.800 MMm³ de bocas de pozo no incluidas en años anteriores.
(4) Estimado.
(5) Calcularon sobre una base RTP.
Fuentes: Anuario 1991 de Gas del Estado (1985 a 1991).
Secretaría de Energía (1992-1993).
Fuentes para el período 1995-1999.

Transporte de gas natural. Las empresas distribuidoras de gas natural deberán acordar el transporte del gas natural adquirido desde el área de producción hasta el área de distribución con las dos empresas transportadoras recientemente privatizadas, TGS o TGN, dos empresas de transporte de gas natural que fueron creadas con motivo de la privatización de Gas del Estado. Las empresas de transporte están reguladas por el ENARGAS y deben proporcionar el servicio de transporte a los clientes de acuerdo con los términos de sus respectivas licencias, la Ley

de Gas Natural y otras reglamentaciones. Ya que se les prohíbe a las empresas transportadoras comprar gas natural para su reventa, las empresas distribuidoras lo compran directamente a los productores para la reventa a los clientes. Como casi todo el gas natural que se produce es trasladado por medio de gasoductos, la proximidad de las reservas de gas natural con respecto al sistema de gasoductos existente es una consideración de relevancia para determinar la viabilidad comercial de nuevas reservas.

Existen cinco gasoductos principales que conectan las regiones productoras de gas natural con las zonas de distribución: los gasoductos Centro-Oeste, Neuba I y Neuba II conectan la cuenca Neuquina, el gasoducto Norte conecta la cuenca Noroeste y el gasoducto San Martín conecta la cuenca Austral y la cuenca del Golfo de San Jorge. Además, TGN tiene acceso a las reservas de gas natural bolivianas. Durante 2000, de acuerdo con las cifras del ENARGAS, TGN y TGS transportaron aproximadamente 40 % y 60 %, respectivamente, del total de gas natural transportado para empresas distribuidoras de gas natural del país. En épocas de demanda pico, ésta puede exceder la capacidad de transporte existente de los gasoductos, especialmente en lo que respecta a los grandes usuarios industriales. Durante los meses invernales, cuando la sostenida demanda diaria excede la cantidad de gas natural que circula por los gasoductos, se puede limitar o interrumpir el servicio a los clientes que han firmado un contrato por servicio de carácter interrumpible. Ver la sección "*Marco Regulatorio*".

La red principal de gasoductos de la Argentina comprende aproximadamente 11.826 km. de conductos de transporte que pertenecen y son operados por TGN y TGS. La capacidad aproximada actual es de aproximadamente 45,8 MMm^3 diarios para TGN y 60,15 MMm^3 diarios para TGS. En base a los volúmenes totales licitados para la venta por parte de las empresas transportadoras, desde diciembre de 1993, la capacidad de expansión de estos gasoductos ha aumentado aproximadamente 21 MMm^3 por día para TGN y 13,65 MMm^3 por día para TGS. Las redes de gasoductos que conectan la red de transporte a los consumidores pertenecen a las nueve empresas distribuidoras que las operan.

Con el objeto de permitir a las empresas distribuidoras cumplir con la prestación del servicio en firme a su núcleo de clientes, al momento de la privatización de Gas del Estado toda la capacidad en firme del sistema de gasoductos fue asignada a las nueve nuevas empresas distribuidoras sobre la base de sus respectivas necesidades anticipadas. Se celebraron contratos a diez años para preservar el derecho de las empresas distribuidoras a la capacidad en firme existente que se les adjudicó originariamente.

En los contratos de transporte originales se incluyeron disposiciones relativas a la reducción de capacidad en firme por parte de las empresas distribuidoras. Dichas disposiciones permiten que las empresas distribuidoras no paguen por capacidad en firme innecesaria. Cada distribuidora tiene la opción, pero no la obligación, de reducir su adjudicación de capacidad en firme hasta un total del 60 % de su capacidad en firme inicial. La opción se ejerce en máximos incrementables en fechas especificadas sobre un período de ocho años a partir de 1994. La reducción de capacidad en firme por parte de una empresa distribuidora brinda oportunidades para que otras distribuidoras amplíen sus posibilidades de ofrecer servicios en firme. La extensa capacidad de transporte de gas natural de las empresas de transporte argentinas por lo general es apropiada para satisfacer los picos diarios de demanda de todos los usuarios con servicio firme. Sin embargo, las empresas distribuidoras de gas natural interrumpirán normalmente o limitarán el suministro de gas natural a las centrales generadoras de electricidad y a otros usuarios industriales en períodos pico para satisfacer la demanda del servicio firme.

La tarifa de transporte en firme consiste en un cargo por capacidad de reserva y está expresado como un cargo máximo mensual basado en los metros cúbicos diarios de capacidad de transporte reservada. La capacidad de transporte en firme contratada por las empresas distribuidoras debe pagarse sin perjuicio de que la capacidad realmente se utilice o no (modalidad *take or pay*). En consecuencia es importante que las empresas de distribución logren un equilibrio entre sus compromisos de transporte en firme y la demanda de gas natural dentro de su área de servicio. Por el contrario, los servicios de transporte interrumpible se suministran sobre la base de que la empresa transportadora transportará el gas natural en caso de que se encuentre capacidad disponible en el sistema. Para todos los servicios de transporte, las empresas distribuidoras de gas natural se encuentran obligadas a proporcionarle a las empresas de transporte una bonificación en especie de gas natural, equivalente al gas natural consumido como combustible de compresión, o perdido en el servicio de transporte prestado.

Distribución de gas natural. Existen nueve empresas autorizadas para distribuir gas natural en la Argentina. Como a cada una de ellas se le ha asignado un área específica que no se superpone con ninguna otra, no hay competencia geográfica entre las empresas. Estas empresas distribuidoras proveen sus servicios a clientes

residenciales y comerciales, aplicando tarifas de servicio de suministro en firme. Los grandes usuarios pueden también contratar la capacidad de suministro en firme, para lo cual se les exige el pago aunque no lleguen a usar el volumen convenido de gas natural, o por servicio interrumpible, según el cual el gas natural será provisto solamente en caso que la capacidad en firme no sea utilizada por completo o si se dispone de suministros interrumpibles.

De conformidad con los términos de los Documentos de la Privatización, los usuarios residenciales y comerciales tienen asegurado el suministro de gas en firme. Los usuarios residenciales reciben servicio "residencial" en firme, en firme y pagan la tarifa que corresponde a dicha clase de usuarios. Entre los usuarios comerciales, los usuarios de servicio general incluyen clientes no residenciales que utilizan menos de 3 MMm^3 de gas natural por año. Otros usuarios que reciben servicio en firme son los subdistribuidores y las estaciones de GNC.

El servicio interrumpible se provee a grandes usuarios con tarifas determinadas por contratos negociados entre cada usuario y las empresas distribuidoras. Los grandes usuarios pagan menores tarifas debido a su mayor consumo de gas natural. Incluyen compañías que contratan por lo menos 10.000 metros cúbicos por día o consumen más de 3 MMm^3 de gas natural por año. El servicio interrumpible es generalmente elegido por aquellos grandes usuarios que gozan de flexibilidad para cambiar de combustible o que aceptan la interrupción de su servicio durante períodos pico de demanda durante el invierno. Dicho servicio interrumpible deja de ser prestado si la demanda de gas natural excede la capacidad asignada por una empresa distribuidora para el servicio en firme. Desde 1995, las empresas distribuidoras de gas natural han ofrecido el servicio en firme también a grandes usuarios.

MARCO REGULATORIO

Generalidades

Marco legal. El marco regulatorio básico aplicable a las actividades de las Sociedades está establecido en la Ley de Gas Natural, promulgada en junio de 1992, y reglamentada por los Decretos N° 1.189/92, 1.738/92, 2.255/92, 1.186/93 y 2.731/93. Los requerimientos específicos del marco regulatorio se hallan establecidos en la documentación relacionada con la privatización de Gas del Estado, o sea los pliegos de bases y condiciones para la licitación de venta, las Licencias que rigen los servicios de distribución del suministro de gas por parte de las Sociedades, los contratos que transfieren la mayoría del paquete accionario de las Sociedades a los licenciatarios, y las normas que regulan la prestación de los servicios (en conjunto, los "Documentos de la Privatización"). La reforma a la Constitución Nacional a mediados de 1994, incluyó disposiciones destinadas a regular la provisión de servicios públicos, otorgando determinados derechos a los usuarios, prohibiendo la discriminación en la prestación del servicio y las prácticas monopólicas o abusivas y contemplando la participación de los usuarios en los organismos de control, lo cual podría incluir al ENARGAS. Debido a que estas reformas son recientes y aún no han sido implementadas, el impacto de estas reformas en el marco regulatorio no puede predecirse por el momento; no obstante, en líneas generales, el régimen vigente se adecua a las reformas introducidas en la Constitución.

La Ley de Gas Natural y las normas tienen como finalidad, entre otras, (i) proteger los intereses del público consumidor de gas, (ii) promover mercados competitivos, (iii) regular la venta, transporte y distribución del gas natural, (iv) asegurar una producción suficiente para satisfacer las necesidades internas, (v) establecer un régimen tarifario equitativo congruente con las normas internacionales vigentes en países con condiciones similares de mercado, (vi) asegurar las inversiones a largo plazo y (vii) promover la protección del medio y el eficaz transporte, almacenamiento, suministro y uso del gas natural. A fin de alcanzar dichos objetivos la Ley de Gas Natural establece que una sociedad distribuidora de gas natural no debe hacer diferencias entre los clientes y debe ofrecer acceso abierto a todos los usuarios a cualquier capacidad disponible en el sistema de distribución.

Además, la Ley de Gas Natural prohíbe a las empresas de transporte comprar o vender gas natural. Además, (i) los productores, distribuidores y clientes que contratan directamente con los productores de gas natural pueden no tener una participación controlante (según se define en los decretos reglamentarios de la Ley de Gas Natural) en una sociedad transportadora, (ii) los productores y transportadores de gas natural no pueden tener una participación controlante en un sociedad transportadora, y (iii) los clientes que compran gas natural directamente de los productores no pueden tener una participación controlante en una empresa distribuidora en el área geográfica donde se encuentran.

El ENARGAS. El Gobierno supervisa las actividades comerciales privadas referentes a la industria del gas natural mediante el ENARGAS. Esta entidad tiene a su cargo la verificación del cumplimiento de la Ley de Gas Natural, el marco regulatorio y las condiciones contractuales aplicable a las empresas dedicadas al negocio del gas natural. Con respecto a ello, los contratos celebrados entre sociedades relacionadas deberán aprobarse por el ENARGAS, quien puede desaprobarlos si determinara que se celebraron en condiciones más favorables que si se hubiesen celebrado con un tercero. La jurisdicción del ENARGAS abarca los siguientes temas (i) emisión de normas regulatorias de las actividades de venta, transporte y distribución de gas natural, (ii) prevención de prácticas monopólicas o discriminatorias por parte de las empresas de gas natural, (iii) aprobación del cuadro tarifario aplicable a cada empresa de servicio de gas natural y sus ajustes, (iv) control de todos los aspectos relacionados con la operación técnica de los sistemas, (v) aprobación de transferencias en los paquetes controlantes de las empresas transportadoras o distribuidoras de gas natural, (vi) aprobación de la construcción, expansión o abandono de instalaciones significativas, (vii) inspección y prueba de las instalaciones, (viii) aplicación de sanciones, apercibimientos, reintegros obligatorios y multas de acuerdo con la Ley de Gas Natural y la licencia, y (ix) comparecencia ante los tribunales civiles, penales y comerciales para hacer cumplir la Ley de Gas Natural y sus regulaciones.

El ENARGAS, que opera dentro de la órbita del Ministerio de Infraestructura y Vivienda, se compone de cinco directores designados por el Poder Ejecutivo con acuerdo del Congreso. Tiene su propio presupuesto que forma parte del presupuesto nacional, sometido a la aprobación del Congreso. Los fondos anuales que recibe derivan de una tasa anual de control e inspección que pagan, entre otras, las empresas distribuidoras y transportistas de gas, intermediarios y depositarios de gas. La tasa anual que paga cada empresa es determinada por el ENARGAS como un porcentaje de su presupuesto en base a la participación de cada empresa distribuidora o transportadora de gas

en el margen bruto (ingresos por gas natural luego de deducir los gastos de suministro y/o transporte) de todas las empresas en la industria.

De acuerdo con las disposiciones de la Ley de Gas Natural, el ENARGAS puede establecer varios mecanismos de suministro de información a fin de supervisar las actividades de las empresas de distribución y transporte de gas natural y de controlar el cumplimiento de las obligaciones impuestas por la ley, incluyendo información específica que deberán suministrar en sus estados contables. El ENARGAS estableció el alcance de dicha obligación de información en la Resolución N° 60 del 23 de agosto de 1994, por la cual las Sociedades, incluyendo Pampeana y Sur deberán suministrar al ENARGAS, entre otras cosas, copias firmadas de los estados contables anuales y trimestrales dentro de un período determinado desde el cierre de cada ejercicio, que deberá incluir notas con la descripción de las inversiones realizadas. Asimismo, las entidades sujetas a la obligación de informar, tales como las Sociedades, deben notificar al ENARGAS toda modificación en su participación accionaria o en la participación accionaria de sus controladas, así como también suministrar documentación relativa a la evolución de impuestos, convenios colectivos de trabajo y seguros. Esta obligación de información también comprende la notificación al ENARGAS de los cambios en los activos esenciales, seguros y actividades financieras, incluidas las resoluciones de las asambleas que aprueben la oferta de los títulos de deuda, autorización para realizar oferta pública, documentación presentada a la CNV, todo prospecto preliminar e informe relativo al uso de los fondos, etc.

Las decisiones del ENARGAS son apelables ante la justicia. Todo conflicto entre empresas sometidas a su control o entre éstas y terceros, relativos a la distribución, transporte, depósito o comercialización de gas natural debe someterse primero al ENARGAS para su decisión, la cual puede ser apelada a través de un procedimiento administrativo ante el Ministerio de Infraestructura y Vivienda o directamente ante los tribunales federales.

Las acciones administrativas entabladas por el ENARGAS debido a la conducta inadecuada de las sociedades sujetas a su jurisdicción incluyen imputaciones, apercibimientos y multas. En casos extremos el ENARGAS está autorizado a iniciar procedimientos para revocar una licencia de una sociedad. Las imputaciones se efectúan si el ENARGAS sospecha que la conducta no cumple con los términos de la licencia. Una sociedad que recibe una imputación tiene 10 días hábiles para contestarla mediante la presentación de una declaración y de los documentos que prueben que la conducta no violaba la licencia. Al revisar la contestación, el ENARGAS decide sancionar a la Sociedad o no, ya sea mediante un apercibimiento, multas (que pueden alcanzar la suma de U$S 500.000 por incumplimientos continuos o significativos) o la revocación de la licencia. Estas sanciones podrán ser impuestas por el ENARGAS basadas en la gravedad del incumplimiento o el efecto causado en perjuicio del público, entre otras consideraciones.

Principales disposiciones de las Licencias. Las Sociedades operan de acuerdo con los términos de los Documentos de la Privatización y de las Licencias otorgadas por el Gobierno para operar las redes de distribución de gas natural dentro de su área geográfica. Según estas Licencias, las Sociedades deben cumplir con los términos de los Documentos de la Privatización, la Ley de Gas Natural y cualquier reglamentación u obligación impuesta por el ENARGAS. La Ley de Gas Natural estipula que sólo las sociedades licenciatarias privadas pueden participar en la distribución del gas natural. Cada Licencia confiere el derecho exclusivo de distribuir gas natural dentro de un área geográfica específica, si bien también pueden hacerlo los subdistribuidores ya existentes o aquéllos que se creen con la aprobación del ENARGAS. El derecho exclusivo de distribución en un área específica no otorga la exclusividad de venta de gas natural, ya que en ciertas circunstancias, los consumidores pueden adquirir el gas directamente de los productores o intermediarios. No obstante, si el gas natural que se compra a terceros se suministra a través de la red de las Sociedades, se aplica el mismo margen que si la misma Sociedad hubiera vendido sus propios suministros al usuario, o que un tercero adquiera tal suministro de gas por un usuario.

En el caso de que un consumidor desee contratar directamente con terceros, debe notificar a las Sociedades y al ENARGAS con un mínimo de tres meses de antelación, de conformidad con lo establecido en la Resolución N° 1.748/2000. El ENARGAS podría, según las condiciones del mercado, reducir el plazo de notificación. Si un consumidor compra gas natural en forma directa de un tercero y luego decide volver a contratar los servicios de las Sociedades, éstas no están obligadas a reanudar el servicio. Aunque las Sociedades no estuvieran obligadas a ello, el usuario puede recurrir al ENARGAS ante dicha negativa. Ver la sección "*Actividades – Competencia – Conexiones alternativas (bypass)*".

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Una Licencia no puede modificarse sin el consentimiento de la Sociedad poseedora de dicha Licencia. Sin embargo, el ENARGAS puede modificar los términos del servicio establecidos en los anexos de una Licencia, siempre que notifique a la Sociedad. Si alguna modificación tuviera un efecto económico sobre la Sociedad involucrada, el ENARGAS podrá modificar las tarifas de la Sociedad a fin de compensar este efecto o la Sociedad podrá solicitar un cambio en las tarifas aplicables.

En general, la Licencia exige que las Sociedades aseguren el acceso a la red de distribución de gas natural que opera en forma abierta e indiscriminada. Más específicamente, las Licencias exigen a las Sociedades lo siguiente: (i) recibir, transportar y vender en forma continua y regular, el gas natural que están autorizadas a distribuir a través de sus propios sistemas, (ii) mantener todos los equipos e instalaciones en buenas condiciones de operación, (iii) establecer sistemas adecuados de medición y control, (iv) ajustar actividades a fin de mejorar y preservar aquellos ecosistemas que puedan verse afectados y (v) interrumpir el servicio a los grandes usuarios según sea requerido para mantener un adecuado nivel de suministro para los usuarios, residenciales y comerciales. Las Licencias requieren que las Sociedades realicen ciertas inversiones de infraestructura durante los primeros cinco años del plazo de vigencia. Dicho plazo concluyó a fines de 1997. Estas inversiones fueron auditadas y aprobadas por el ENARGAS. Ver la sección *"Actividades -- Inversiones"*.

Según la Ley de Gas Natural y los Documentos de la Privatización, las Sociedades deben operar y mantener sus instalaciones y proveer la distribución del servicio sin interrupción, para satisfacer cualquier demanda razonable sin discriminación alguna. Asimismo, las Sociedades deben cumplir otros requisitos de servicio, seguridad, mantenimiento e inversión que exigen los Documentos de la Privatización. Las tarifas deben ser equitativas y razonables. El ENARGAS puede aplicar sanciones contra las Sociedades, incluyendo apercibimientos, la emisión de una orden específica de restricción o cumplimiento de normas particulares, la imposición de multas, o la cancelación de contratos. El tipo de sanción dependerá de la gravedad del incumplimiento y de su efecto sobre el interés público. Toda infracción a la Licencia que no tenga un tratamiento sancionatorio específico se sancionará con multa de U$S 100 hasta U$S 100.000. Dicho monto podrá elevarse a U$S 500.000 cuando se hubiere persistido en el incumplimiento o cuando las obligaciones estipuladas tuvieran grave repercusión social. Las infracciones tienen, en principio, carácter formal y se configurarán con prescindencia del dolo o culpa de las Sociedades. El ENARGAS también puede exigir inversiones además de las anteriormente establecidas en los Documentos de la Privatización, incluyendo extensiones en la red de distribución y otras mejoras, si ellas fueran de interés público, económicamente viables y estuvieran incluidas en la tarifa al momento de examinar el plan de inversiones presentado ante el ENARGAS para su aprobación el 30 de septiembre del año previo a que se realicen las inversiones.

Una porción importante de los activos transferidos por Gas del Estado están definidos en las Licencias como "activos esenciales" para la prestación del correspondiente servicio concedido. En virtud de cada Licencia, las Sociedades deben identificar y conservar los activos esenciales junto con cualquier mejora futura, de conformidad con ciertas normas que se definen en la Licencia. Las Sociedades también deben asegurar dichos activos de acuerdo con las políticas de seguros sujetas a la aprobación del ENARGAS. Toda extensión o mejora que las Sociedades puedan realizar al sistema de gasoductos y que sea financiada por ellas con vencimiento a más de un año puede ser gravada solamente con el fin de garantizar los créditos tomados para financiar dichas ampliaciones o mejoras. Conforme a los Contratos de Transferencia, las Sociedades deben mantener indemne al Gobierno de todo reclamo presentado en su contra por daños y perjuicios causados por los activos esenciales o que surjan del uso de dichos activos, desde la fecha del inicio de las operaciones.

Las Sociedades no pueden vender, ceder ni transferir sus activos esenciales, excepto en determinadas condiciones y sólo después de haber recibido la autorización previa del ENARGAS. Asimismo, en virtud de la ley argentina, no es probable que un tribunal ejecute una sentencia contra cualquiera de las bienes de las Sociedades ubicados en la Argentina, si el tribunal sostuviera que el bien, por ejemplo las redes de distribución, gasoductos y otras partes funcionales del sistema de distribución, proveen servicios esenciales a la comunidad. Además, incluso en caso de que el tribunal ejecutara la sentencia, el Gobierno deberá aprobar la liberación de los bienes que el tribunal haya declarado esenciales para la comunidad. En cualquier caso, la transferencia de activos que se considera que constituyen servicios públicos esenciales para cumplir con lo requerido por una sentencia deberá obtener la aprobación del gobierno local. Durante los primeros cinco años de la Licencia, las Sociedades no pueden reducir su capital o distribuir activos, excepto a través del pago de dividendos de acuerdo con la legislación vigente. Pasado dicho período, las Sociedades podrán reducir capital y distribuir activos únicamente con la aprobación previa del ENARGAS. Durante el término de las Licencias las Sociedades no pueden realizar préstamos a Sodigas Pampeana o a Sodigas Sur ni asumir o garantizar deudas de estas sociedades.

Las expansiones significativas de las instalaciones distribuidoras de gas natural necesitan la aprobación previa del ENARGAS. La Ley de Gas Natural establece que se otorgará a una sociedad distribuidora de gas natural todos los derechos necesarios para que pueda realizar la expansión autorizada y llevar adelante la Licencia de servicio. En los casos en los que los clientes solicitan una expansión de las instalaciones de distribución, pero la empresa distribuidora de gas natural lo considera antieconómico, podrá solicitarse a los clientes una contribución para soportar los gastos de expansión. Las disputas relacionadas con la factibilidad económica de las expansiones serán resueltas por el ENARGAS. El 22 de julio de 1993, ENARGAS emitió una resolución que regula los casos en los cuales la expansión requiere la aprobación del ENARGAS ya sea por la magnitud de la misma o porque la empresa distribuidora de gas natural solicita contribución a sus clientes o a terceros. La resolución requiere que las empresas distribuidoras de gas natural demuestren que las contribuciones, tanto de clientes como de terceros son necesarias para hacer económicamente viable tales expansiones. Los clientes pueden hacerse cargo de la construcción de las instalaciones que la empresa distribuidora considera antieconómica, sujeto a la aprobación del ENARGAS. Una empresa distribuidora de gas natural no puede abandonar ninguna instalación distribuidora de gas natural sin la aprobación previa del ENARGAS.

Las Licencias les otorgan a las Sociedades el derecho de ocupación y de uso gratuito de todos los lugares de dominio público necesarios para la prestación del servicio licenciado. No obstante, si algún gobierno provincial o municipal le impusiera un cargo por la ocupación o uso, las Sociedades podrán trasladarlo a los usuarios residentes en la jurisdicción correspondiente, siempre que exista sentencia firme. Las Licencias también le otorgan el derecho de constituir servidumbres sobre la propiedad de dominio privado para prestar el servicio licenciado, mediante el pago de una compensación a los propietarios por parte de Gas del Estado. El Gobierno se debe hacer cargo de constituir o regularizar todas las servidumbres existentes en el área de servicio de las Sociedades, o bien las Sociedades pueden optar por asumir esta responsabilidad de la regularización de dichas servidumbres e incluir un recargo en la tarifa en concepto de compensación por el costo de las servidumbres. En octubre de 1996, el ENARGAS emitió una resolución estableciendo un fondo de contribución obligatoria a fin de pagar los costos asociados con el uso de servidumbres provenientes de la actividad de Gas del Estado y compensar por daños a los titulares de las mismas. Estas contribuciones serán constituidas en base a un aumento en las tarifas de transporte de las empresas transportadoras y distribuidoras de gas y será trasladado, como un cargo, en las facturas a los clientes del servicio en firme. Este cargo adicional, que se aplica a partir del 1° de noviembre de 1996, está sujeto a la revisión semestral del ENARGAS. En el caso de circunstancias excepcionales podrá ser revisado en cualquier otro momento.

Transferencia inicial de activos y pasivos. De conformidad con los Contratos de Transferencia, todos los activos transferidos a las Sociedades por Gas del Estado fueron transferidos en el "estado y lugar en que se encontraban". Entre los activos excluidos de la transferencia se encuentran la marca de Gas del Estado, créditos y derechos no específicamente cedidos y determinados activos no incluidos entre los "Activos Afectados al Servicio" en los Contratos de Transferencia. Si bien el Gobierno y Gas del Estado no realizaron declaraciones, ni otorgaron garantías, ni ofrecieron indemnizaciones significativas a Sodigas Pampeana, a Sodigas Sur o a las Sociedades en relación con los activos transferidos mediante los Contratos de Transferencia, excepto en ciertas circunstancias, las Sociedades verificaron que los activos establecidos efectivamente se recibieron.

Los Contratos de Transferencia asignan respectivamente a Gas del Estado y a las Sociedades, responsabilidades por daños de la transferencia u originados por la misma, dependiendo de si los daños surgen de la operación de los activos antes o después de la fecha de iniciarse las operaciones el 28 de diciembre de 1992. Además, las Sociedades son responsables de todo desperfecto de dichos activos aunque no se presuman substanciales. Las Licencias también establecen que Gas del Estado será responsable durante cinco años del registro de servidumbres relativas al sistema que no se hayan inscripto correctamente y del pago a los propietarios de las regalías o aranceles correspondientes. Con posterioridad a dicho período de cinco años, las Sociedades serán responsables de inscribir toda servidumbre y hacer los pagos correspondientes. Los Contratos de Transferencia obligan asimismo a Pampeana y a Sodigas Pampeana a cumplir a su costo, para beneficio de Gas del Estado, con todos los requisitos necesarios para obtener la autorización para la solicitud de oferta pública en la Argentina de las acciones de Pampeana pertenecientes al Gobierno y la cotización de dichas acciones en las bolsas de comercio de la Argentina.

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Terminación, caducidad y venta de las Licencias

Terminación. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años que finaliza en 2027, podrán prorrogarse por un plazo adicional de diez años en el caso de que cada Sociedad haya cumplido con sus obligaciones de conformidad con la Licencia. De acuerdo con el Decreto N° 1738/92, corresponde al ENARGAS la prueba de cualquier incumplimiento por parte de las Sociedades. Al momento de producirse la extinción de las Licencias, las Sociedades, en términos generales y salvo excepciones específicas, tendrán derecho al pago por el Gobierno del menor de los dos montos siguientes: (i) el valor libros, de los activos esenciales (definidos como aquellos activos utilizados para proveer los servicios de distribución de gas natural descriptos en las Licencias) neto de amortización acumulada y ciertas inversiones o (ii) el producido neto pagado por el adjudicatario de la licitación de un proceso licitatorio competitivo para determinar el nuevo licenciatario. Si las Sociedades desarrollaron sus tareas correctamente durante el término de la Licencia, cada una de ellas podrá participar en la nueva licitación de su licencia, y su oferta inicial deberá ser por lo menos equivalente al valor de la transacción de sus activos esenciales. En la nueva licitación cada Sociedad está autorizada a igualar la mejor oferta presentada pagando al gobierno un monto equivalente al exceso del precio de la oferta sobre el valor de tasación de sus activos esenciales. En el caso de que las Sociedades no igualen la mejor oferta, cada una de ellas recibirá como compensación el valor de tasación de los activos esenciales y el gobierno recibirá el exceso del valor de la tasación, que será pagado por el adjudicatario de la licencia. Asimismo las Sociedades tienen derecho a repudiar sus obligaciones emergentes de las respectivas Licencias en el caso de incumplimientos graves y reiterados por parte del gobierno. En ese caso, el gobierno debe pagar a la Sociedad afectada por sus activos esenciales un monto equivalente al que resulte mayor entre el valor libro y el valor de tasación de los activos esenciales. A fin de determinar las obligaciones de las partes al vencimiento de la Licencia, "valor libro" significa el valor libro neto de la amortización acumulada incluyendo el costo histórico de las inversiones en dólares, según lo aceptado por el ENARGAS ajustado según el PPI. "Valor de Tasación" es el valor de los activos esenciales resultantes de calcular el valor del negocio de prestar el servicio licenciado tal como es conducido por las Sociedades a la fecha de la valuación, como empresas en marcha y sin tomar en consideración las deudas, según lo determina un banco de inversión internacional designado por el ENARGAS.

Caducidad. Por otra parte, el Gobierno puede, basado en la recomendación del ENARGAS, cancelar la Licencia de cualquiera de las Sociedades por varias razones, entre las que se incluyen: (i) el incumplimiento grave y reiterado de obligaciones a cargo de las Sociedades incluyendo el incumplimiento grave de inversiones obligatorias y la negativa sistemática e infundada de suministrar información, que demuestre el sistemático incumplimiento de la normativa aplicable o de las resoluciones o regulaciones del ENARGAS, (ii) comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas por el ENARGAS en el período anterior de cinco años haya superado el 10 % de la facturación del último año calendario neta de impuestos y tasas, (iii) la interrupción del 35 % o más de la prestación del servicio (teniendo en cuenta una interrupción "total"), que ocurra por más de quince días consecutivos o por más de treinta días no consecutivos dentro de un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (iv) la interrupción parcial del servicio, que afecte la capacidad total del servicio de la red de distribución en más de un 5 % durante treinta días consecutivos o durante sesenta días no consecutivos en un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (v) la modificación de su objeto social sin el consentimiento del ENARGAS o el traslado de su domicilio legal fuera del territorio de la Argentina, (vi) la venta, cesión o transferencia por cualquier título de los activos esenciales, o la constitución de gravámenes sobre los mismos sin el permiso o aprobación del ENARGAS o en contravención a la Licencia, (vii) la violación a las restricciones establecidas en los Documentos de la Privatización impuestas a la transferencia de acciones o la asunción de garantías de deudas o la extensión de créditos a Sodigas Pampeana (en el caso de Pampeana) o Sodigas Sur (en el caso de Sur), respectivamente, (viii) la disolución, liquidación o quiebra de las Sociedades, (ix) el abandono de la prestación del servicio o el intento de cesión o la transferencia unilateral de la Licencia sin la previa autorización del ENARGAS o la renuncia a la Licencia excepto en aquellos casos permitidos por la Licencia, (x) la extinción del Contrato de Asistencia Técnica (como se define más adelante) sin la autorización del ENARGAS, (xi) la cesión total o parcial del Contrato de Asistencia Técnica, o la delegación total o parcial de las funciones que el mismo otorga al operador técnico sin la autorización previa del ENARGAS, (xii) la violación de las restricciones a las actividades relacionadas al servicio de gas natural, (xiii) el uso de los activos esenciales para un destino distinto que la prestación del servicio, salvo autorización expresa del ENARGAS, (xiv) la desatención de un requerimiento expreso del ENARGAS que haya quedado firme y que por su importancia no merezca una sanción menor y (xv) el incumplimiento de las tarifas que por su importancia no merezca una sanción menor. Las Licencias establecen que, en caso de cancelación, el Gobierno tendrá derecho a recibir una compensación que no será inferior al 20 % del Valor Libros de los activos de la empresa distribuidora. Las Sociedades deberán ser notificadas debidamente



y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelarles la Licencia, excepto en los casos de disolución, liquidación o quiebra en los que sólo se requiere previa notificación.

Como consecuencia de las resoluciones que rigen a las Licencias, la contraprestación recibida por cualquiera de las Sociedades como consecuencia de la finalización o cancelación de la Licencia con anterioridad al vencimiento de su término puede resultar insuficiente para cumplir con las obligaciones de las Sociedades para con todos sus acreedores. Además, el pago de dicha compensación a dicha Sociedad podrá demorarse por un período indeterminado como consecuencia de los procedimientos administrativos o litigiosos emergentes como consecuencia de las suspensión de los privilegios de la Licencia.

Alternativamente, si una Licencia fuera cancelada antes del vencimiento del plazo acordado por haberse verificado un incumplimiento de las obligaciones estipuladas en dicha Licencia, el Gobierno puede compensar el valor libro neto de la Sociedad correspondiente contra cualquier suma debida por daños causados por las consecuencias que la terminación de la Licencia pudiera dar lugar. Esos daños y perjuicios nunca serán inferiores al 20 % del valor libro neto. Además, en virtud de tales circunstancias, el ENARGAS, en el caso de considerar que sería lo mejor para el interés público, los empleados y los accionistas minoritarios de las sociedades controlantes, puede requerir que Sodigas Pampeana o Sodigas Sur transfieran todas sus tenencias en la Sociedad afectada al ENARGAS como fiduciario, a fin de que proceda a la venta a un nuevo consorcio de inversión que operaría dichas Sociedades, alternativa que podría afectar en forma adversa y significativa la situación patrimonial y el resultado de las operaciones de las Sociedades y su posibilidad de cumplir con sus obligaciones respecto de las Obligaciones Negociables. El producido neto de la venta de tales acciones, menos los gastos y honorarios que se deban a un operador interino, si lo hubiera, se pagará a Sodigas Pampeana o a Sodigas Sur, según sea el caso, en tanto ellas entreguen sus acciones. Una vez que la sociedad inversora haya adquirido dichas acciones y la Sociedad afectada haya celebrado un contrato con un nuevo operador técnico, la Licencia seguirá vigente o se otorgará por un nuevo período de 35 años, a discreción del Gobierno, y los tenedores de las acciones ordinarias Clases B y C de la Sociedad afectada continuarán teniendo su participación accionaria. Ver la sección "*Composición accionaria*". La cancelación de cualquiera de las Licencias podría tener un efecto substancial adverso en la posición financiera y en el resultado de las operaciones de las Sociedades y en las Obligaciones Negociables.

Algunas consecuencias del Proceso Concursal

La Ley N° 24.522 y sus modificatorias (la "Ley de Concursos y Quiebras") instituye básicamente dos procedimientos para la cancelación de las deudas de sociedades que se encuentran en estado de insolvencia o que son incapaces de pagar sus deudas a su vencimiento. Ellos son el concurso, un procedimiento de reorganización del pasivo del deudor de conformidad con un plan preacordado con los acreedores, y la quiebra, que consiste en un proceso de disolución y liquidación. De acuerdo con la Ley de Concursos y Quiebras, el procedimiento de quiebra puede ser iniciado a instancia del deudor o de sus acreedores, mientras que el recurso al concursamiento es potestativo del deudor.

La Ley de Concursos y Quiebras otorga privilegios sobre los bienes del deudor a ciertos créditos en el concurso preventivo y la quiebra. Los créditos causados en la conservación, administración y liquidación de los bienes del concursado y en el trámite del concurso son pagados con preferencia a los créditos contra el deudor salvo que éstos tengan privilegio especial. Tienen privilegio especial sobre el producido de los bienes que en cada caso se indica, entre otros, (i) los gastos hechos para la construcción, mejora o conservación de una cosa, sobre ésta, mientras exista en poder del concursado por cuya cuenta se hicieron los gastos, (ii) los créditos por remuneraciones debidas al trabajador por seis meses y los provenientes por indemnizaciones por accidentes de trabajo, antigüedad o despido, falta de preaviso y fondo de desempleo, sobre las mercaderías que siendo de propiedad del concursado se encuentren en el establecimiento donde haya prestado sus servicios o que sirvan para su explotación, (iii) los impuestos y tasas que se aplican particularmente a determinados bienes, sobre éstos, (iv) los créditos garantizados con hipoteca, prenda, warrant y los correspondientes a debentures y obligaciones negociables con garantía especial o flotante. A su vez, cuentan con privilegio general, entre otros, los créditos por remuneraciones y subsidios familiares debidos al trabajador por seis meses y los provenientes por indemnizaciones de accidentes de trabajo, por antigüedad o despido y por falta de preaviso, vacaciones y sueldo anual complementario, los importes por fondo de desempleo y cualquier otro crédito derivado de la relación laboral.

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Si cualquiera de las Sociedades fuera declarada en quiebra o se presentase en concurso preventivo, las Obligaciones Negociables serían tratadas como obligaciones no garantizadas de las mismas y con el mismo rango que otra deuda no garantizada de las Sociedades, con excepción de aquellas que gocen de privilegio en virtud de la legislación aplicable incluyendo aquellas enumeradas en el párrafo precedente. Tanto la presentación en concurso preventivo como la declaración de quiebra suspenden el curso de intereses de todo tipo en las obligaciones del deudor, con excepción de los créditos garantizados con prenda o hipoteca. En virtud de las Licencias, la declaración en quiebra de cualquiera de las Sociedades por cualquier razón así como su liquidación o disolución constituye un supuesto de incumplimiento, lo que resultará en la cancelación automática de las Licencias otorgadas por el Gobierno. Ver en esta sección "-- *Terminación, caducidad y venta de las Licencias*".

ADMINISTRACION

Directorios de las Sociedades

La administración de las Sociedades está a cargo de sus respectivos Directorios. El Directorio de cada Sociedad está compuesto por siete miembros titulares y siete miembros suplentes según está estipulado en los estatutos correspondientes. Cada director es elegido en la asamblea general ordinaria de accionistas por mayoría de votos para cubrir el cargo por el término de dos años y tienen la posibilidad de ser reelegidos. Cualquier cambio en el Directorio requiere la aprobación de los accionistas de la Sociedad afectada. Los actuales miembros del Directorio de Pampeana y Sur fueron elegidos en la asamblea realizada el 19 de marzo de 2001. Ninguna de las Sociedades es parte de contratos de empleo con cualquier miembro del Directorio de las Sociedades, a excepción de los señores Jimeno y Flores con Sur. Las Sociedades no mantienen con sus directores contratos de locación de servicios que prevean beneficios luego de la terminación de sus mandatos.

El Directorio de las Sociedades se compone de la siguiente manera:

Directores de Pampeana

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	19 de marzo de 2001
Héctor Madariaga	50	Director	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Ma. De los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Martín Campbell	51	Suplente	19 de marzo de 2001
Alfredo O'Farrell	49	Suplente	19 de marzo de 2001

Directores de Sur

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Héctor Madariaga	50	Director	19 de marzo de 2001
Roberto Jimeno	53	Director	19 de marzo de 2001
Ma. de los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Martín Campbell	51	Suplente	19 de marzo de 2001
Héctor Omar Flores	35	Suplente	19 de marzo de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros del Directorio de las Sociedades. La totalidad de los directores de las Sociedades revisten el carácter de no independientes en los términos de establecidos por las Normas de la CNV. Todos los Directores residen en la Argentina, con excepción del señor Madariaga que reside en los Estados Unidos.

Michael Morgan. El señor Morgan es graduado en Geología en la Universidad de Texas y ha realizado estudios en ingeniería en petróleo y negocios. Ha mantenido varios puestos gerenciales y técnicos en el área de exploración y producción en compañías multinacionales incluyendo Gulf, Tenneco y Shell. Actualmente, el señor Morgan es

Presidente de las Sociedades desde octubre de 2000, Vicepresidente de Sempra Energy International, Presidente de las Sociedades, Vicepresidente de Sodigas Sur y Sodigas Pampeana, Invergas, Gesell Gas, C.S. Sur S.A. ("CS Sur") y Presidente de CNG S.A.

Martín Juan Blaquier. El señor Blaquier es Ingeniero Industrial graduado en la Universidad Católica Argentina y posee un Master en Administración Pública y Privada de la *Yale School of Management*. El señor Blaquier ha sido miembro del Directorio y Vicepresidente desde octubre de 2000. Con anterioridad, el señor Blaquier fue Gerente de Operaciones y Vicepresidente de Sideco Americana S.A., como Gerente Financiero de Pampeana y Sur hasta mediados del año 1997, como Gerente de Mercado de Capitales y Financiero y Gerente Financiero del grupo Bunge & Born. Actualmente se desempeña como Vicepresidente ejecutivo de Camuzzi Argentina, Presidente de Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, CS Sur, Inversora Eléctrica de Buenos Aires S.A. ("IEBA"), Edea, Buenos Aires Energy Company S.A. ("BAECO"), Transpa, Vicepresidente de Trelpa y de Empresa de Energía de Río Negro S.A ("Edersa").

Gianni Fanin. El señor Fanin es graduado en Ciencias Económicas de la Universidad de Pavia. Es contador público y auditor, y doctor en aspectos comerciales y tributarios. El señor Fanin es el director encargado de los negocios de Camuzzi Gazometri S.p.A. Se incorporó a Camuzzi en febrero de 1995 luego de ocho años con Coopers & Lybrand en Milán. Es director de las Sociedades desde octubre de 2000. Asimismo, es miembro del Directorio de Camuzzi Argentina S.A., Empresa Distribuidora de Energía Atlántica S.A., Sodigas Pampeana, Sodigas Sur, IEBA, BAECO, Aguas de Balcarce S.A. ("Aguas de Balcarce") y Edersa, y como Vicepresidente de BAECO.

José Luis Ariel Bianco. El señor Bianco es Abogado graduado de la Universidad de Buenos Aires. El señor Bianco, con anterioridad a su ingreso a Camuzzi Argentina en 1994, ejerció su profesión especializado en derecho societario. El señor Bianco es director de las Sociedades desde abril de 1999. Es director de Empresa Distribuidora de Energía Atlántica S.A., IEBA, BAECO, Empresa de Energía Río Negro S.A., Transpa, Trelpa y Vicepresidente de Aguas de Balcarce y Aguas de Laprida S.A.

Vicente Serra. El señor Serra es Ingeniero Electromecánico de la Universidad de Buenos Aires y realizó un Master en Organización y Dirección de Empresas en la Universidad de Buenos Aires y un Master en Economía de la Regulación de Servicios Públicos en la Universidad Argentina de la Empresa. El señor Serra es responsable de nuevos negocios de Camuzzi Argentina. Con anterioridad, el señor Serra prestó servicios como gerente comercial en Comercializadora Energética del Mercosur y ocupó diversos puestos en el Ente Nacional Regulador de Energía Eléctrica, Grupo C.G. S.A., Turbine Power S.A., Malli S.A. y Edesur S.A. El señor Serra es director de las Sociedades desde octubre de 2000. Actualmente, el señor Serra es Vicepresidente segundo de IEBA y EDEA, y director de Sodigas Pampeana, Sodigas Sur, Gesell Gas, Invergas, CS Sur y Aguas de Balcarce.

Santiago F. Albarracín. El señor Albarracín es Abogado graduado en la Universidad Católica Argentina y posee un diploma en Derecho de la Energía y Recursos Naturales, Política y Economía de la Universidad de Dundee, Escocia. El señor Albarracín se desempeñó como abogado en el Estudio Dabinovic & Asociados y en el departamento de energía y recursos naturales del Estudio Cárdenas, Cassagne & Asociados, ocupando luego el cargo de jefe de contratos y regulaciones de la gerencia de asuntos legales de Metrogas S.A. El señor Albarracín es gerente de asuntos legales de Sudamérica de Sempra Energy International. En la actualidad, el señor Albarracín se desempeña como director de Sodigas Pampeana y Sodigas Sur, y ocupa su actual cargo en las Sociedades desde marzo de 2001.

Alfredo O'Farrell. El señor O'Farrell es Abogado graduado en la Universidad de Buenos Aires, posee un Master en Derecho Comparado de la Universidad de Nueva York y un Master en Derecho Comercial de la Universidad Argentina de la Empresa. El señor O'Farrell ocupa su cargo actual en las Sociedades desde octubre de 2000. El señor O'Farrell es Presidente de El Aljibe S.A.A.I.y C., Brightpoint de Argentina S.A., Security Holding S.A., Inversiones Eléctricas Mendocinas S.A., PPLG Argentina S.A., Enova S.A. y Gage Argentina S.A. El señor O'Farrell es también miembro del Directorio de Schering-Plough S.A. y La República Seguros de Vida S.A., entre otras. El señor O'Farrell es socio del estudio Marval, O'Farrell & Mairal.

Héctor Madariaga. El señor Madariaga es Ingeniero Mecánico especializado en Mecánica de Fluidos Térmicos de la *California State University Northridge*. El señor Madariaga ha sido miembro del Directorio desde abril de 1999. El señor Madariaga es también Vicepresidente de Sempra Energy International y, con anterioridad, ha

ocupado diversos puestos de creciente responsabilidad en las áreas de ingeniería, almacenamiento, investigación y recursos humanos de la Southern California Gas Company. El señor Madariaga es director de Sodigas Pampeana y Sodigas Sur.

Pietro Mazzolini. El señor Mazzolini es doctor en Economía y Comercio de la *Università di Parma*. Se incorporó al Gruppo Camuzzi en 1993 y participó de la adquisición de Pampeana, Sur, Edersa y Edea. El señor Mazzolini previamente trabajó para la Bolsa de Comercio de Italia y se desempeñó en distintas posiciones en las Sociedades. El señor Mazzolini es el actual Gerente Financiero de Camuzzi Argentina y director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Mazzolini es director de las Sociedades desde octubre de 2000.

Gustavo Arias. El señor Arias es Contador Público graduado en la Universidad de Buenos Aires. Se encuentra vinculado a las Sociedades desde 1999 y es el actual gerente de planificación y control de Camuzzi Argentina. En el pasado, el señor Arias se desempeño en diferentes puestos en Metrogas S.A., Georgalos Hnos. S.A.I.C.A. y Copetro S.A. El señor Arias es director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Arias es director de las Sociedades desde octubre de 2000.

Hugo Krajnc. El señor Krajnc es licenciado en Economía en la Universidad de Buenos Aires y licenciado en Ciencias Políticas en Universidad Católica Argentina, respectivamente. El señor Krajnc se ha desempeñado en diversos puestos en el Ministerio de Economía, la Secretaría Legal y Técnica de la Presidencia de la Nación y en Cargill Argentina S.A. El señor Krajnc es el director responsable de relaciones institucionales de Camuzzi Argentina. El señor Krajnc es director de las Sociedades desde marzo de 2001.

Luigi Predieri. El señor Predieri es Abogado graduado en la Universidad de Genova y está habilitado a ejercer el derecho en Génova, Italia. Se ha desempeñado como director del Departamento Legal de Camuzzi Gazometri S.p.A. desde 1999. En el pasado, trabajó como abogado interno para empresas como BMG Ricordi S.p.A. y RCS, T.V. y también como Gerente General de Majestic Film Ltd. en Londres. El señor Predieri es director de Sodigas Pampeana, Sodigas Sur y Camuzzi Argentina. El señor Predieri es director de las Sociedades desde octubre de 2000.

Ma. de los Angeles Alcolumbre. La señora Alcolumbre es Contadora Pública graduada en la Universidad de Buenos Aires, recibió un Diploma en Valuación de Acciones de la *Kellogg Graduate School of Management* y un Master en Administración de Empresas en IDEA. La señora Alcolumbre ha ocupado diversos puestos en Ernst & Young - Henry Martin Lisdero y Asociados y Sempra Energy International. La señora Alcolumbre es directora de las Sociedades desde octubre de 2000.

Martín Campbell. El señor Campbell es Abogado graduado en la Universidad Católica Argentina y es socio del estudio Marval, O'Farrell & Mairal. Con anterioridad a incorporarse a Marval O'Farrell & Mairal, fue socio del Estudio Lanfranco & Mariño. El señor Campbell es miembro del Tribunal Arbitral del Colegio de Público de Abogados de la Ciudad de Buenos Aires. El señor Campbell es director de las Sociedades desde octubre de 2000.

Roberto Jimeno. El señor Jimeno es Ingeniero Mecánico graduado en la Universidad Nacional de la Patagonia. El señor Jimeno ha sido miembro del Directorio de Sur desde 1993. Trabajó en Gas del Estado desde 1969 hasta 1992. El señor Jimeno fue Gerente de Investigación y Desarrollo en el Area de Administración Sur y actualmente es Jefe de Operaciones Técnicas de la región sur de Sur. El señor Jimeno es miembro del directorio de Sur desde 1994.

Héctor Omar Flores. El señor Flores es Maestro Mayor de Obras. El señor Flores trabajó para Gas del Estado desde 1989 a 1992. Actualmente, el señor Flores es el desarrollador de redes de Sur en Neuquén. El señor Flores es miembro del directorio de Sur desde octubre de 1999.

Cuerpo ejecutivo de las Sociedades

El Directorio designa y remueve a los gerentes de las Sociedades a su discreción. El cuerpo ejecutivo es común para Pampeana y para Sur. El único gerente que reporta directamente al Directorio de las Sociedades es el señor José Manuel Vázquez. A continuación se consignan los gerentes de las Sociedades:

Nombre	Edad	Cargo	Fecha de designación
José Manuel Vázquez	56	Gerente General	Noviembre de 2000
Andrés Kidd	39	Gerente de Marketing y Desarrollo Comercial	Noviembre de 2000
Edgardo Dalton	40	Gerente de Asuntos Corporativos	Noviembre de 2000
Jorge Mantiñán	58	Auditor Interno y Controller Financiero	Junio de 1998
Carlos Villambrosa	48	Gerente Operativo	Abril de 1998
Carlos Buccieri	65	Gerente Técnico	Abril de 1998
Roberto Meligrana	48	Gerente de Recursos Humanos	Marzo de 1993
Anatolio Opejda	41	Gerente de Información y Tecnología	Noviembre de 2000
Carlos García Chafuén	55	Gerente de Impuestos	Marzo de 1996
David Dalmasso	51	Gerente Financiero	Noviembre de 2000
Marcelo Martinó	40	Gerente Administrativo	Noviembre de 2000
Federico Zuanich	35	Gerente de Asuntos Regulatorios	Noviembre de 2000
Luciano Paladini	30	Gerente de Planeamiento	Noviembre de 2000
Néstor Yllera	41	Gerente de Legales	Mayo de 1999
Héctor Pérez Llana	48	Gerente de Abastecimiento y Logística	Junio de 1998
Carina Carrasco	34	Gerente de Relaciones Institucionales	Agosto de 2001
Diego Stabile	44	Gerente Comercial	Julio de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros de la primera línea gerencial de las Sociedades. La totalidad de los miembros de la primera línea gerencial de las Sociedades reside en la Argentina.

José Manuel Vázquez. El señor Vázquez es Licenciado en Economía graduado en la Universidad de Buenos Aires y ha realizado un Master en Economía en la *University of Chicago*. El señor Vázquez está vinculado con Camuzzi Argentina desde 1999 y mantiene su actual puesto desde noviembre de 2000. Con anterioridad, el señor Vázquez prestó servicios como gerente financiero del Grupo Bunge & Born.

Andrés Kidd. El señor Kidd es Ingeniero Industrial de la Universidad de Buenos Aires y ha realizado un Master en Negocios Internacionales de la Universidad de Belgrano. El señor Kidd ha estado vinculado con las Sociedades desde 1997 y ha prestado servicios en su actual puesto desde noviembre de 2000. El señor Kidd prestó servicios con anterioridad en distintos puestos gerenciales en Atanor S.A. (Grupo Bunge & Born) y Refinería de Maíz S.A.

Edgardo Dalton. El señor Dalton es Abogado graduado en la Universidad de Buenos Aires. Ha sido designado en su puesto actual en noviembre de 2000. Previamente se desempeñó como Gerente de Asuntos Legales de Philip Morris y Molinos Río de la Plata S.A.

Anatolio Opejda. El señor Opejda es graduado en Ciencias Informáticas en la Universidad de CAECE y ha estado vinculado con las Sociedades desde 1993. El señor Opejda mantiene su actual cargo desde noviembre de 2000. Previamente prestó servicios para Camuzzi Argentina y BankBoston.

Marcelo Martinó. El señor Martinó es Contador Público graduado en la Universidad de Buenos Aires y ha sido asesor de las Sociedades desde 1993. El señor Martinó mantiene su cargo actual desde noviembre de 2000.

Federico Zuanich. El señor Zuanich es Abogado graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1994 y mantiene su cargo actual desde noviembre de 2000. Con anterioridad, el señor Zuanich se desempeñó en la Comisión Nacional de Valores y en la Justicia Nacional de Capital Federal.

Luciano Paladini. El señor Paladini es Contador Público graduado en la Universidad de Belgrano y ha prestado servicios a las Sociedades desde 1994. Ha mantenido su cargo actual desde noviembre de 2000. Con anterioridad, el señor Paladini prestó servicios como Analista Senior de Planeamiento de Macrosa del Plata S.A.

Jorge Mantiñán. El señor Mantiñán es Contador Público graduado en la Universidad de Buenos Aires y ha realizado un Master en Administración de Empresas en IDEA. El señor Mantiñán ha prestado servicios a las Sociedades en su cargo actual desde junio de 1998. Con anterioridad, el señor Mantiñán se desempeñó como director de la División de Auditores Internos de IDEA, Vicepresidente del Instituto de Auditores Internos de la Argentina y también se ha desempeñado en diversos cargos ejecutivos en Aceros Zapla S.A., Acindar S.A., Phillips Argentina S.A. y Phillips Industries (London).

Carlos Villambrosa. El señor Villambrosa es Ingeniero Industrial e Ingeniero en Petróleo graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1993 actuando como Gerente de Planificación y Control. El señor Villambrosa se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Villambrosa se desempeñó como Gerente de Planeamiento Industrial de Hughes Tool Company en Argentina.

Carlos Buccieri. El señor Buccieri es Ingeniero Electro-Mecánico graduado en la Universidad de Buenos Aires. El señor Buccieri se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Buccieri prestó servicios en diversos cargos en Gas del Estado y como consultor independiente especializado en producción, almacenamiento, transporte, distribución y uso de gas.

Roberto Meligrana. El señor Meligrana se ha graduado en Relaciones Industriales en la Universidad Argentina de la Empresa. El señor Meligrana ha prestado servicios en su actual cargo desde 1993. El señor Meligrana previamente se desempeñó como Gerente de Recursos Humanos de Cinzano, Petroquímica Río Tercero y Atanor S.A. (Grupo Bunge y Born).

Carlos García Chafuén. El señor García Chafuén es Contador Público graduado en la Universidad de Buenos Aires y se ha desempeñado en su cargo actual desde marzo de 1996. Con anterioridad, el señor García Chafuén prestó servicios en diversos cargos ejecutivos en Coopers & Lybrand, Harteneck, López & Cía e IBM Argentina S.A.

David Dalmasso. El señor Dalmasso es Contador Público graduado en la Universidad Nacional de Rosario. El señor Dalmasso ha prestado servicios a Camuzzi Argentina desde 1994 y a Camuzzi Gas desde noviembre de 2000.

Néstor Yllera. El señor Yllera es Abogado graduado en la Universidad de Buenos Aires y ha prestado servicios a las Sociedades desde 1993. Se ha desempeñado en su actual cargo desde mayo de 1999. Con anterioridad, el señor Yllera se desempeñó como asesor legal de Indupa S.A.

Héctor Pérez Llana. El señor Pérez Llana es Ingeniero Industrial graduado de la Universidad Católica Argentina y realizó un Master en Administración de Empresas en la UCA - Escuela Organización Industrial de Madrid. El señor Pérez Llana se desempeñó en las oficinas de los Estados Unidos de Hughes Tool Company como Gerente de Proyectos, Gerente de Planta y Gerente de Planeamiento. El señor Pérez Llana se desempeña en su cargo actual desde junio de 1998.

Carina Carrasco. La señora Carrasco el Licenciada en Comercialización graduada en la Universidad de Ciencias Empresariales y Sociales y se encuentra cursando una "Maestría en Gestión de la Comunicación en las Organizaciones" en la Universidad Austral. Con anterioridad se desempeñó como Jefe de Relaciones Institucionales de Transportadora de Gas del Sur S.A. La señora Carrasco se desempeña en su cargo actual desde agosto de 2001.

Diego Stabile. El señor Stabile es Ingeniero Industrial graduado en la Universidad de Buenos Aires. Con anterioridad se desempeñó como Jefe de Ingeniería de Swift, fue asistente del presidente en Ray-O-Vac (México), Gerente Industrial en Compañía Introductora de Buenos Aires S.A. (Dos Anclas), Gerente General de Frigorífico Rioplatense, y desde 1993 se desempeñó como Gerente de Operaciones de Litoral Gas S.A. El señor Stabile se desempeña en su cargo actual desde julio de 2001.



Comisión Fiscalizadora de las Sociedades

De conformidad con la LSC, Pampeana y Sur mantienen una Comisión Fiscalizadora que verifica el cumplimiento de las reglamentaciones correspondientes. La totalidad de los miembros de la Comisión Fiscalizadora de las Sociedades son independientes con el significado que le asigna las Normas de la CNV. Las Comisiones Fiscalizadoras de las Sociedades son las siguientes:

Nombre	Edad	Cargo	Fecha de designación
Alfonso Carlos Laferrere	68	Miembro	24 de abril de 1998
Héctor Maggi	49	Miembro	28 de abril de 1999
Hugo Luppi	56	Miembro	11 de octubre de 2000
Juan Carlos Yemma	58	Suplente	11 de octubre de 2000
Matías Sporleder	46	Suplente	11 de octubre de 2000
Rubén Ruival	59	Suplente	11 de octubre de 2000

Alfonso C. De Laferrere. El señor De Laferrere es Abogado graduado en la Universidad de Buenos Aires. Es miembro de la Comisión Fiscalizadora de Sur desde 1993. El señor De Laferrere es también miembro de la Comisión Fiscalizadora de Sodigas Pampeana y Sodigas Sur. Asimismo se desempeña como Presidente de Fundaria S.A. y como Vicepresidente de Liag Argentina S.A. y Agromin Argentina S.A. Es director de Fratelli Branca, Destilerías S.A., Marifran Internacional S.A., Exabel S.A., Sociedad Comercial del Plata S.A., Sodigas Pampeana, Sodigas Sur, EDEA, IEBA, BAECO, Camuzzi Argentina, Transpa, Trelpa, Invergas, Gesell Gas, CS Sur, EDERSA, Aguas de Balcarce y Aguas de Laprida.

Héctor Maggi. El señor Maggi es Contador Público graduado en la Universidad de Buenos Aires y realizó un Master en Administración de Empresas en IDEA. El señor Maggi ha sido miembro de la Comisión de Fiscalización de Pampeana y Sur desde abril de 1999. El señor Maggi es también miembro de la Comisión Fiscalizadora de Sodigas Sur y Sodigas Pampeana, B.J. Services S.A., Chevrolet S.A., Lufkin Argentina S.A., Monsanto Argentina S.A., Hidroneuquén S.A., GMC Compañía Financiera S.A., Invergas, CS Sur, Hidroeléctrica Alicurá S.A., Gesell Gas, Solvay Indupa S.A. y Rodamientos FAG S.A.

Hugo Luppi. El señor Luppi es Contador Público graduado en la Universidad de Buenos Aires. El señor Luppi ha sido socio de Deloitte & Touche desde 1979 y prestado servicios como Presidente y Gerente General de Deloitte & Touche desde 2000. El señor Luppi es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Organizó y dirigió numerosas actividades académicas en la Facultad de Economía de la Universidad de Buenos Aires. El señor Luppi es miembro del Comité Técnico de la Federación Argentina de Consejo Profesional de Ciencias Económicas. El señor Hugo Luppi es síndico titular de, entre otras, Pampeana, Sur, Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, Basf Argentina S.A., Basf Piluretano S.A., BNL Inversores Argentina S.A., BNL Valores S.A. Sociedad de Bolsa, Information Technology Acquisition Corporation S.A., Rombo Ahorro Para Fines Determinados S.A., Petrouruguay S.A., Canale S.A., Celulosa Argentina S.A., Garovaglio y Zorraquín S.A., Metalúrgica Tandil S.A., Renault Argentina S.A., Decker Indelqui S.A., Plan Rombo S.A., Klaukol S.A. y Nabisco Argentina S.A.

Juan Carlos Yemma. El señor Yemma es Contador Público graduado en la Universidad de Buenos Aires. El señor Yemma es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Yemma es también miembro de la Comisión Fiscalizadora de Renault Argentina S.A. y sus compañías vinculadas, General Motors de Argentina S.A., General Motors Acceptance Corp., Prestolite Indiel Argentina S.A., Celulosa Argentina S.A., Monsanto Argentina S.A., Nobleza Piccardo S.A., Merrill Lynch Argentina S.A., Sociedad Comercial del Plata S.A., Compañía General de Combustibles S.A., Schering Plough Argentina S.A., Frigorífico Rioplatense S.A., Procter and Gamble, Südelektra S.A y Glencore S.A. El señor Yemma ha sido socio de Deloitte & Touche desde 1977, donde se especializa en cuestiones impositivas.

Matías Sporleder. El señor Sporleder es Abogado graduado en la Universidad de Belgrano y ha realizado un Master en Negociación en la Universidad Católica Argentina. El señor Sporleder es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Sporleder es socio del Estudio Moltedo.

Rubén Ruival. El señor Ruival es Contador Público graduado en la Universidad de Buenos Aires. El señor Ruival se desempeñó como Presidente del Directorio de Deloitte & Touche Argentina. El señor Ruival es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Es miembro del Comité Ejecutivo del Consejo de Impuestos del Consejo Profesional de Ciencias Económicas. El señor Ruival ha expuesto y presidido en varios seminarios de impuestos y ha enseñado finanzas e impuestos en varias universidades.

Remuneración

De acuerdo con la legislación argentina, toda remuneración abonada a los directores debe ser aprobada por la asamblea ordinaria de accionistas de la Sociedad correspondiente. El total de la remuneración anual abonada a los miembros del Directorio no puede ser superior al 5 % de las utilidades netas actualizadas de la Sociedad (definidas como las utilidades netas menos los montos asignados a reservas legales y otras reservas obligatorias y pérdidas acumuladas, de haberlas, más el total de las remuneraciones de los miembros del Directorio y de la Comisión Fiscalizadora) para el ejercicio en cuestión, salvo que se distribuyan dividendos en dicho ejercicio. De todas formas, existe un tope para el total de las remuneraciones de los miembros del Directorio, establecido como el 25 % de las utilidades netas de la Sociedad al momento del pago de dividendos. Estos porcentajes pueden superarse, (i) en el caso de los directores que cumplan funciones ejecutivas o ejerzan comisiones especiales, y (ii) con la aprobación de la asamblea de accionistas. El estatuto social de las Sociedades no establecen remuneraciones mínimas ni máximas para los directores, que no sean las establecidas por la legislación argentina.

Durante el ejercicio económico 2000, el monto total de compensación a directores, miembros de la Comisión Fiscalizadora y gerentes fue de aproximadamente $ 3,2 millones, incluyendo $ 80.845 para los Directores de Pampeana y $ 36.000 para los Directores de Sur. Las Sociedades no ofrecen a sus gerentes y directores ningún programa de jubilaciones o retiros. Ver la sección *"Actividades -- Recursos humanos"*.

COMPOSICION ACCIONARIA

Generalidades

Sodigas Pampeana mantiene en la actualidad el 86,09 % del capital accionario de Pampeana y Sodigas Sur mantiene el 90 % del capital accionario de Sur. El restante 13,91 % del capital de Pampeana es mantenido por otros accionistas (aproximadamente el 13,65 %) y el Banco de la Nación Argentina (0,26 %), a través de un fideicomiso en garantía, en beneficio de los empleados de Pampeana. El restante 10 % de las acciones ordinarias de Sur son mantenidas por su Plan de Participación del Personal.

Con anterioridad a octubre de 2000, el Gobierno mantenía 20 % de capital accionario de Pampeana pero decidió vender su participación en un remate bursátil en la BCBA. A través de dicho remate, Sodigas Pampeana adquirió una participación adicional de 6,4 % en Pampeana, incrementando su participación de 70,86 % a 77,21 %. Los fondos de jubilaciones y pensiones de la Argentina adquirieron la participación remanente en Pampeana del 13,65 %. El precio que abonó Sodigas Pampeana y los fondos de jubilaciones y pensiones por cada acción de Pampeana fue de U$S 1,10. Además, el 11 de octubre de 2000, Camuzzi Argentina transfirió su participación directa de 8,88 % en Pampeana a Sodigas Pampeana, incrementando su participación de 77,21 % a 86,09 %.

El capital accionario de cada una de las Sociedades está dividido en acciones ordinarias Clase A, Clase B y Clase C. El 51 % del capital de Pampeana se encuentra representado por acciones Clase A, el 39,86 % se encuentra representado por acciones Clase B y el 9,14 % se encuentra representado por acciones Clase C. Un porcentaje de las acciones Clase C de Pampeana es mantenido, a través de un fideicomiso en garantía, por el Banco de la Nación Argentina en su carácter de fiduciario y en beneficio de los empleados de Pampeana que representan el 0,26 % del capital accionario de Pampeana. El 51 % del capital de Sur se encuentra representado por acciones Clase A, el 39 % se encuentra representado por acciones Clase B y el 10 % se encuentra representado por acciones Clase C. Las acciones Clase C de Sur se encuentran asignadas a sus empleados. Los accionistas de las Sociedades no tienen diferentes derechos de voto entre sí.

El cuadro siguiente muestra la estructura de las tenencias de capital de Pampeana y Sur a la fecha del presente Prospecto.



Camuzzi Argentina
Sempra Energy (Denmark-1) APS
SEI Cayman Gas Holding Company
56,91 %
21,545 %
21,545 %
Programa de Propiedad Participada
Sodigas Sur
Sodigas Pampeana
Otros accionistas(1)
Banco de la Nación Argentina(2)
10,0 %
90,0 %
86,09 %
13,65 %
0,26 %
Sur
Pampeana

Notas:

(1) La expresión "Otros accionistas" se refiere a los titulares de acciones adquiridas en la BCBA.

(2) La tenencia de la participación de Banco de la Nación Argentina en Pampeana, correspondiente al personal que integraba el programa de propiedad participada, se mantiene de conformidad con el contrato de fideicomiso en garantía descripto en "— *Programa de Propiedad Participada*" de la presente sección.

El siguiente cuadro refleja la cantidad de acciones y el porcentaje sobre las acciones en circulación de cada clase de la que resulta titular cada uno de los accionistas de las Sociedades a la fecha del presente Prospecto.

	Pampeana					
Titular	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Pampeana	169.973.335	51 %	87.360.609	26,21%	29.594.250	8,88%
Administradora de Fondos de Jubilaciones y Pensiones	–	–	45.493.000	13,65%	–	–
Banco de la Nación Argentina	–	–	–	–%	859.855[1]	0,26
Total	169.973.335	51 %	132.853.609	39,86%	30.454.105	9,14%

Nota:

(1) Acciones mantenidas de conformidad con el contrato de fideicomiso en garantía descripto en *"Programa de Propiedad Participada"* en esta sección.

	Sur					
Titular	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Sur	88.753.306	51,00%	67.870.175	39,00%	–	–
Programa de Propiedad Participada	–	–	–	–	17.402.609	10,00%[1]
Total	88.753.306	51,00%	67.870.175	39,00%	17.402.609	10,00%

Nota:

(1) Los directores y gerentes de Sur, en conjunto, mantienen aproximadamente el 0,06 % de las Acciones Clase C.

Accionistas principales

A la fecha del presente, Camuzzi Argentina es el principal accionista de Sodigas Pampeana y Sodigas Sur con una participación de un 56,91 % en cada una de las dos sociedades. Camuzzi Argentina es una sociedad argentina constituida el 13 de julio de 1992 y cuyo capital accionario pertenece mayoritariamente a Camuzzi, principal empresa distribuidora privada de gas de Italia. A mayo de 2001, la participación remanente del 43,09 % en Sodigas Pampeana y Sodigas Sur era mantenida por Sempra Energy (Denmark-1) APS y SEI Cayman Gas Holding Company, ambas afiliadas de Sempra Energy (a través de Sempra Energy International), el accionista principal de Southern California Gas Company, el mayor distribuidor de gas en los Estados Unidos. El 11 de octubre de 2000, Sempra adquirió la mitad del su actual participación de 43,09 % el 11 de octubre de 2000 de CNG Cayman Three Limited ("CNG Cayman"), una afiliada de CNG International Corporation.

En octubre de 2000, entró en vigencia un nuevo acuerdo de accionistas celebrado entre Camuzzi Argentina y Sempra (el "Acuerdo de Accionistas") que regula la administración de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades. El Acuerdo de Accionistas regula (i) la elección de los miembros del Directorio de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (ii) la elección de los miembros de la Comisión Fiscalizadora de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iii) la elección de ciertos gerentes, incluyendo al presidente de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iv) la aprobación de ciertas cuestiones que requieran el voto de los directores y accionistas de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades y (v) otras cuestiones relativas al control.

No se han celebrado contratos de opciones sobre las acciones de las Sociedades ni se ha realizado una modificación del capital social en los últimos tres años que haya dado lugar a la emisión de acciones.

M

El 31 de mayo de 2001, las Sociedades notificaron a la BCBA y a la CNV el inicio de estudios relativos a una posible fusión con cada una de sus respectivos accionistas principales (Sodigas Pampeana y Sodigas Sur). A la fecha del presente Prospecto, las Sociedades continúan dicho proceso de análisis.

Programas de propiedad participada

En cumplimiento de la Ley de Reforma del Estado, parte del personal de cada una de las Sociedades, entre ellos los ex-empleados de Gas del Estado, tiene el derecho a participar en los respectivos programas de propiedad participada ("PPP") de cada una de las Sociedades. En relación con la privatización de ciertas empresas públicas incluyendo a Gas del Estado, el Gobierno instrumentó los PPP de acuerdo con los cuales las acciones de las sociedades privatizadas serían vendidas por el Gobierno a los empleados. De acuerdo con el PPP, a principios de 1994, el 10 % de las acciones de cada una de las Sociedades fueron transferidas por el Gobierno al Banco de la Nación Argentina quien actúa como fiduciario, en beneficio de los empleados de Gas del Estado que continuaron como empleados de las Sociedades al 28 de diciembre de 1992 y que eligieron participar en el PPP antes del 31 de julio de 1993. Los empleados comprendidos en este régimen tienen derecho a comprar estas acciones, ya sea pagando por ellas en efectivo o destinando al precio de compra los dividendos anuales que pagan las Sociedades respecto de dichas acciones más un 50 % del bono de participación en las ganancias que se debe pagar anualmente a los empleados (0,5 % de los ingresos netos de las Sociedades para la totalidad de los empleados). Hasta la integración total del pago, el fiduciario mantendrá la custodia de estas acciones. Los empleados participantes tienen derechos preferenciales a participar en cualquier aumento de capital, a fin de mantener su actual participación en el capital. Las acciones ordinarias Clase C votan como una sola clase en las respectivas asambleas de accionistas de las Sociedades. Las acciones ordinarias Clase C no pueden ser transferidas excepto a otras personas que sean empleados; cuando un empleado participante se desvincula de la respectiva Sociedad, las acciones deben venderse a otros empleados o al fondo de recompra del PPP, para ser ofrecidas nuevamente a otros empleados. Las acciones ordinarias Clase C de cada Sociedad que estén totalmente integradas pueden, sin embargo, ser convertidas en acciones ordinarias Clase B de la respectiva Sociedad si los tenedores de acciones ordinarias Clase C aprueban la conclusión del PPP y, cuando ello ocurra, podrán ser transferidas libremente a terceros. Los tenedores de acciones Clase C pueden acordar que se restrinjan aún más las posibilidades de transferencia aplicables a dichas acciones.

La cantidad de acciones que cada empleado podía comprar se determinaba mediante una fórmula que tomaba en cuenta varios aspectos, tales como el ingreso anual, los familiares a cargo y la antigüedad (incluyendo los años de servicio en Gas del Estado). El Decreto N° 265/94 de fecha 16 de febrero de 1994 promulgado por el Gobierno ratificó que el valor de compra de las acciones ordinarias Clase C, es equivalente al 10 % del capital total de cada Sociedad. El valor por cada acción que deberán pagar los participantes del PPP se obtiene al dividir el precio total que Pampeana o Sur pagaron por la adquisición del 70 % y 90 % de la respectiva Sociedad por la cantidad total de acciones ordinarias Clase A y B de dicha Sociedad adquirida por Sodigas Pampeana o Sodigas Sur, respectivamente. De este modo, los empleados de cada Sociedad debían pagar el mismo precio por cada acción ordinaria Clase C que el pagado por cada acción en la privatización de Gas del Estado por el comprador de la Sociedad. Luego del 31 de diciembre de 1993, las acciones destinadas al PPP podían ser adquiridas a su valor libros determinado sobre la base del balance aprobado más reciente. Todas las acciones ordinarias Clase C de cada Sociedad quedarán en poder del Banco de la Nación Argentina en virtud de un contrato de fideicomiso hasta que sean pagadas en su totalidad por sus respectivos titulares. Una vez realizado el pago se entregarán a los empleados. La integración total de dichas acciones se garantiza mediante una prenda, que se levantará cuando todas las acciones estén totalmente integradas. Los tenedores de acciones ordinarias Clase C de cada Sociedad tienen derecho a elegir un representante que integre el Directorio de la Sociedad respectiva. Dicho representante se elige en una asamblea especial de los tenedores de acciones ordinarias Clase C, que se celebrará alrededor de la fecha en que se celebren las asambleas de accionistas de cada Sociedad.

El 30 de diciembre de 1996, los participantes en el PPP de Pampeana acordaron vender 1.622.000 acciones ordinarias Clase C a Sodigas Pampeana. Luego de ser ratificado por el Banco de la Nación Argentina, en su carácter de fiduciario, las acciones ordinarias Clase C vendidas a Sodigas Pampeana fueron, una vez removidas del PPP, canjeadas por acciones ordinarias Clase B. Como resultado de la venta, los tenedores de acciones Clase C eran titulares de aproximadamente 9,5 % de Pampeana, mientras que Sodigas Pampeana aumentaba su participación a aproximadamente 70,5 %. En mayo de 1999, Sodigas Pampeana adquirió 1.252.000 acciones Clase C del PPP de Pampeana, incrementando, por tanto, su participación en 0.38 % de 70,5 % a 70,9 %. En junio de 1999, dichas acciones adquiridas fueron removidas del PPP de Pampeana y canjeadas por acciones ordinarias Clase B. El 27 de marzo de 2000, los participantes en el PPP de Pampeana acordaron vender a Camuzzi Argentina 29.594.250

acciones ordinarias de las 30.454.105 acciones ordinarias Clase C en circulación (representativas del 8,88 % del capital de Pampeana). Camuzzi subsecuentemente transfirió su participación directa del 8,88 % en Pampeana a Sodigas Pampeana el 11 de octubre de 2000. Las 859.855 acciones ordinarias Clase C de Pampeana que permanecen en circulación (representativas del 0,26 % del capital social de Pampeana) continúan siendo mantenidas en fideicomiso por el Banco de la Nación Argentina. El PPP de Pampeana como tal ha finalizado. Pampeana considera que las restantes acciones ordinarias Clase C serán canjeadas por acciones ordinarias Clase B.

Sociedades controladas por las Sociedades

Pampeana posee aproximadamente el 100 % del capital accionario de I.V. Invergas S.A. ("Invergas"), empresa que controla a Sociedad Distribuidora de Gesell Gas S.A. ("Gesell Gas"). Gesell Gas es una empresa sub-distribuidora de gas en el Municipio de Villa Gesell, provincia de Buenos Aires, y provee gas natural a aproximadamente 2.500 clientes en virtud de un contrato de concesión por un término de 10 años, el cual podrá ser prorrogado a su vencimiento. Sur adquirió recientemente aproximadamente el 100 % del capital accionario de CS Sur S.A., una sociedad dedicada a la comercialización de gas licuado en garrafas y/o cilindros y/o a granel, y a la prestación de servicios administrativos, comerciales y técnicos.

Restricciones a la transferencia de acciones

En los Documentos de la Privatización existen ciertas restricciones a la capacidad de Sodigas Pampeana y Sodigas Sur de transferir las acciones de las Sociedades.

En virtud de los Documentos de la Privatización que establecen los términos y condiciones de la privatización de Gas del Estado, Sodigas Pampeana y Sodigas Sur pueden transferir una parte de sus participaciones en las Sociedades en la medida en que sus participaciones en el capital accionarios y en los derechos a voto en Pampeana y Sur, respectivamente, no resulte inferior al 51 %. Si Sodigas Pampeana y Sodigas Sur tienen la intención de efectuar una venta de la totalidad o una parte de sus tenencias en Pampeana y Sur que resulte en una participación accionaria inferior a dicho porcentaje, deben contar previamente con la aprobación del ENARGAS. La venta por parte de Sodigas Pampeana y Sodigas Sur de su participación mayoritaria debe efectuarse por el 51 % total de la participación o, si la transferencia de dichas acciones no constituye una venta, la parte inversora debe adquirir la participación última de no menos del 51 % y debe demostrar que la respectiva transacción no menoscabará la calidad del sistema operativo y que el contrato de asistencia técnica continuará en vigencia. Los accionistas de Sodigas Pampeana pueden vender más del 49 % de sus acciones solamente si cuentan con la autorización previa del ENARGAS.

Las restricciones mencionadas anteriormente a la transferencia de acciones de Pampeana y Sodigas Pampeana incluidas en los Documentos de la Privatización son idénticas a las restricciones a la transferencias de acciones aplicables a Sur y a Sodigas Sur, respectivamente. Asimismo, Sodigas Pampeana o Sodigas Sur, a los ocho años posteriores a la privatización de activos de sus respectivas concesiones, pueden solicitar al ENARGAS que autorice la liquidación de los mismos y la asignación de las participaciones en Pampeana o Sur a los accionistas, respectivamente. Mientras se encuentren vigentes cualquiera de las restricciones mencionadas anteriormente a la transferencia de acciones de cualquiera de las Sociedades, se les prohíbe a Sodigas Pampeana y Sodigas Sur emitir garantías u otorgar derechos de garantía respecto de dichas acciones.

Descripción de los Estatutos

A continuación se efectúa un breve resumen de las principales disposiciones relativas a los estatutos de las Sociedades, los cuales son sustancialmente similares entre sí. Pampeana fue inscripta como sociedad anónima por ante la Inspección General de Justicia (la "IGJ") el 1° de diciembre de 1992, bajo el número 11674 del libro 112, tomo A de Sociedades Anónimas, conforme al régimen establecido en la Ley N° 19.550 (la "Ley de Sociedades"). Sur fue inscripta como sociedad anónima por ante la IGJ con fecha 1° de diciembre de 1992, bajo el número 11676 del libro 112, tomo A de Sociedades Anónimas. Con fecha 11 de octubre de 2000, las Sociedades modificaron sus respectivos estatutos sociales (los "Estatutos") los que aún se encuentran pendientes de aprobación por parte de la CNV. A la fecha del presente Prospecto, no ha finalizado el trámite que solicita la aprobación de la CNV de los Estatutos, por lo cual no puede asegurarse que, como resultado de los comentarios de la CNV, los Estatutos descriptos a continuación no sean modificados.

Objeto. De conformidad con el artículo 4° de los Estatutos, las Sociedades tienen por objeto la prestación del servicio público de distribución de gas natural por cuenta propia, o de terceros, o asociada a terceros en el país. Las Sociedades podrán realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o sus Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrán, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la ley de entidades financieras, y constituir y participar en sociedades por acciones invirtiendo el capital necesario a tales fines.

Capital. Según los Estatutos, por decisión de la asamblea las Sociedades podrán solicitar a las autoridades competentes que todas o algunas clases de acciones representativas del capital social sean admitidas a cotización en bolsas y/o mercados de valores nacionales y/o extranjeros. En tanto las Sociedades estén autorizadas a hacer oferta pública de sus acciones, la cifra del capital y su evolución figurarán en el balance de cada una de las Sociedades conforme resulte de los aumentos de capital inscriptos en el Registro Público de Comercio. Para un mayor detalle del capital social de cada una de las Sociedades, ver en esta sección "— *Generalidades*".

Emisión de acciones ordinarias correspondiente a futuros aumentos de capital. La emisión de acciones ordinarias correspondiente a los futuros aumentos de capital deberá hacerse en la proporción de 51 % de acciones clase A, y de 49 % la suma de acciones clase B y acciones clase C, manteniéndose entre estas dos clases la misma relación existente, a la fecha de resolverse la respectiva emisión. Los accionistas clases A, B y C tendrán derecho de preferencia en la suscripción de las nuevas acciones que emitan las Sociedades, dentro de su misma clase y en proporción a sus respectivas tenencias accionarias, y de acrecer en los términos previstos por el artículo 194 y siguientes de la Ley de Sociedades. De existir un remanente no suscripto de acciones, las mismas podrán ser ofrecidas a terceros. Cuando se emitan y se llame a suscribir acciones clase C, el plazo de integración será el máximo autorizado por la ley.

Restricciones a la transferencia. Las acciones clase A sólo podrán ser transferidas con la previa aprobación del ENARGAS u organismo que lo reemplace en sus funciones.

Emisión de bonos de participación. En el marco del Programa de Propiedad Participada, los Estatutos de las Sociedades prevén que éstas emitirán, a favor de sus empleados de todas las jerarquías con relación de dependencia, bonos de participación para el personal en los términos del artículo 230 de la Ley de Sociedades, en forma tal de distribuir entre los beneficiarios un porcentaje de las ganancias del ejercicio, después de impuestos, equivalente a 0,5 %. La participación correspondiente a los bonos deberá ser abonada a los beneficiarios al momento en que deberá efectuarse el pago de los dividendos. Los títulos representativos de los bonos de participación para el personal deberán ser entregados por las Sociedades a sus titulares. Los Estatutos establecen que los bonos de participación para el personal serán personales e intransferibles y su titularidad cesará con la extinción de la relación laboral, sea cual fuere su causa, sin dar por ello derecho a acrecer a los demás bonistas. Según los Estatutos, las Sociedades emitirán una lámina numerada por cada titular, especificando la cantidad de bonos que le corresponden, el título será documento necesario para ejercitar el derecho del bonista. Se dejará constancia en el mismo de cada pago. Las condiciones de emisión de los bonos sólo serán modificadas por asamblea especial convocada en los términos de los artículos 237 y 250 de la Ley de Sociedades. La participación correspondiente a los bonistas será computada como gasto y exigible en las mismas condiciones que el dividendo. En caso de emisión de acciones correspondientes a los futuros aumentos de capital en que acciones clase C no hubiesen sido totalmente integradas, hasta el 50 % de la participación correspondientes a cada tenedor de acciones clase C podrá ser destinado a la integración del saldo adeudado.

Representación de las acciones; indivisibilidad. Las acciones no se representarán en títulos sino que se inscribirán en cuentas llevadas a nombre de sus titulares en las Sociedades y/o bancos comerciales y/o de inversión y/o cajas de valores autorizados, según lo disponga el Directorio. Las acciones podrán emitirse a través de certificados globales de las acciones integradas con los requisitos exigidos por la legislación vigente; cuando los certificados globales se inscriban en regímenes de depósito colectivo serán considerados definitivos, negociables e indivisibles. Asimismo, los Estatutos prevén que las acciones son indivisibles. Si existiese copropiedad la representación para el ejercicio de los derechos y el cumplimiento de las obligaciones deberá unificarse. Las limitaciones a la propiedad y transmisibilidad de las acciones deberán constar en los certificados de la entidad depositaria.

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Acciones preferidas. Los Estatutos disponen que las Sociedades podrán emitir acciones preferidas, las que, según lo determine la asamblea que resuelva su emisión, otorgarán las siguientes preferencias patrimoniales: (i) gozarán de un dividendo fijo o variable, con o sin participación adicional y acumulativa o no por uno o más ejercicios, pudiendo establecerse un dividendo mínimo y máximo; (ii) podrán ser rescatables total o parcialmente; convertibles o no en acciones ordinarias; (iii) podrán tener preferencia en la devolución del importe integrado en caso de liquidación de las Sociedades; (iv) podrán participar en la capitalización de reservas o fondos especiales y en procedimientos similares por los que se entreguen acciones integradas; (v) podrán emitirse en la moneda y con las cláusulas de ajuste que admita la legislación vigente; y (vi) no gozarán de derecho de voto, excepto en los supuestos previstos por el artículo 217 de la Ley de Sociedades.

Mora en la integración de las acciones. En caso de mora en la integración de acciones, las Sociedades podrán tomar cualquiera de las medidas autorizadas por el artículo 193 de la Ley de Sociedades.

Empréstitos. Las Sociedades podrán contraer empréstitos en forma pública o privada, mediante la emisión de debentures u obligaciones negociables y cualquier otro título circulatorio dentro o fuera del país y en las monedas que establezca. Además, los Estatutos permiten que se emitan debentures con garantía flotante, con garantía especial o con garantía común, pudiendo serlo en moneda nacional o extranjera y convertibles o no en acciones de acuerdo al programa de emisión.

Asambleas ordinarias

Frecuencia. Los Estatutos establecen que las Sociedades celebrarán sus asambleas al menos una vez por año. Asimismo, los accionistas celebrarán las asambleas que consideren oportunas siempre que sean solicitadas por cualquier accionista titular de al menos el 5 % del capital social. Al recibir tal solicitud, el Directorio convocará a una asamblea de accionistas para que se celebre dentro de los 40 días de recibido el pedido por tal accionista.

Convocatorias. Las asambleas de accionistas serán convocadas con al menos 30 días de anticipación a la fecha de su celebración, las que para ser válidamente convocadas requerirán además de los recaudos establecidos por la ley y los Estatutos. Salvo acuerdo unánime de los accionistas en sentido contrario, la asamblea no podrá tratar ningún asunto que no esté precisamente determinado en el orden del día. Conforme a los Estatutos, el Secretario efectuará todas las publicaciones necesarias para convocar a asambleas ordinarias y extraordinarias.

Orden del Día. El Secretario distribuirá a cada accionista el orden del día completo con los puntos a ser tratados y votados por los accionistas en la asamblea con al menos cinco días de anticipación a la fecha prevista para la celebración de la reunión. Asimismo, el Secretario incluirá con el orden del día distribuido de acuerdo a lo establecido precedentemente, toda documentación relevante para el tratamiento de los puntos del orden del día o, de no resultar posible, hará sus mejores esfuerzos para realizar tal distribución previo a la celebración de la reunión.

Quórum. La asamblea ordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen la mayoría de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran.

Mayorías. Salvo disposición legal en contrario o por lo previsto en los Estatutos, las resoluciones de los accionistas reunidos en asamblea válidamente convocada y con quórum suficiente serán tomadas por el voto favorable de las acciones que representen la mayoría del capital social.

Asambleas especiales. Cuando la asamblea deba adoptar resoluciones que afecten los derechos de una clase de acciones, se requerirá el consentimiento o ratificación de esta clase, que se prestará en asamblea especial regida por las normas establecidas en los Estatutos para las asambleas ordinarias.

Supermayoría de Accionistas. Las decisiones que se detallan a continuación deberán ser aprobadas por asamblea con el voto favorable de accionistas titulares de al menos el 80 % de las acciones con derecho a voto: (i) la modificación de los Estatutos de las Sociedades y sus compañías ("Compañía" o "Compañías", tal como se define en esta sección en "*– Ciertas definiciones aplicables a los Estatutos*") o cualquier otro documento constitutivo de las Sociedades y sus Compañías; (ii) la venta, liquidación, transferencia o cualquier otro acto de disposición, en una o en una serie de transacciones, de activos o bienes de las Sociedades y sus Compañías por un valor igual o superior a U$S 5.000.000, o cualquier venta de los activos de las Sociedades y sus Compañías por precio inferior a su precio

de mercado, excepto como se establezca en (a) el presupuesto anual aprobado de las Sociedades y sus Compañías, (b) el presupuesto de capital anual de las Sociedades y sus Compañías, o (c) el plan financiero quinquenal de las Sociedades y sus Compañías; (iii) cualquier cambio en la política de generación de utilidades y distribución de las mismas; (iv) cualquier modificación material del ámbito de responsabilidades de los cargos correspondientes a funcionarios jerárquicos ("Funcionarios Jerárquicos", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*"); (v) la delegación de cualquier facultad del Directorio de las Sociedades o de sus Compañías a cualquier comité u órgano societario; (vi) cualquier inversión o transacción (o serie de inversiones o transacciones) en acciones o activos de otra sociedad por un monto superior a U$S 5.000.000; (vii) cualquier cambio sustancial en los negocios de las Sociedades y de sus Compañías; (viii) cualquier cambio en la fecha de finalización del ejercicio social de las Sociedades y el de sus Compañías; (ix) cualquier cambio material en los principios contables de las Sociedades y sus Compañías; (x) la modificación de la Declaración de Políticas de Ética y Negocios de las Sociedades y sus Compañías; (xi) cualquier transacción de las Sociedades o sus Compañías con cualquier persona ("Persona", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*"), que beneficie directa o indirectamente a cualquier accionista o afiliada ("Afiliada", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*") en proporción diferente a la tenencia accionaria del accionista beneficiado; (xii) la designación y remoción del auditor interno (el "Auditor Interno", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*") de las Sociedades y sus Compañías; y (xii) la participación de las Sociedades en cualquier sociedad en la cual las Sociedades, directa o indirectamente, sea titular de al menos el 10 % del capital social y cuyos accionistas no sean exclusivamente las Sociedades o sus accionistas.

Supermayoría especial de accionistas. Ninguna resolución relacionada con los siguientes puntos podrá ser válidamente tomada por el Directorio o la asamblea, a menos que tal resolución haya sido aprobada por cada accionista titular de, por lo menos, 20 % de las acciones con derecho a voto: (i) el establecimiento de los términos y condiciones de cualquier préstamo efectuado por cualquier accionista a las Sociedades y sus Compañías, excepto préstamos efectuados por cualquier accionista celebrados en términos no menos favorables a las Sociedades que los que hubieran sido celebrados con cualquier tercera parte prestamista; (ii) la aprobación de contratos, acuerdos o convenios (incluyendo cualquier prórroga, modificación o cesión de los mismos) entre las Sociedades o sus Compañías por una parte, y cualquier accionista o Afiliada (excepto una Compañía), por la otra; (iii) la fusión, disolución o transformación de las Sociedades y sus Compañías; (iv) la reducción del capital social de las Sociedades y sus Compañías; (v) cualquier aumento del capital social de las Sociedades y de sus Compañías; (vi) el pedido de quiebra o la liquidación de las Sociedades y de sus Compañías; (vii) cualquier cambio en el auditor externo de las Sociedades y de sus Compañías; (viii) cualquier aumento o reducción en el número de directores de las Sociedades y de sus Compañías; (ix) la oferta privada o pública de títulos valores de las Sociedades y de sus Compañías a cualquier Persona, excepto en cuanto fueren ofrecidas a los accionistas en proporción a sus tenencias accionarias, o la toma de cualquier curso de acción que podría sujetar a las Sociedades a la supervisión de autoridades gubernamentales encargadas de controlar o regular la oferta de títulos valores; y (x) cualquier cambio o modificación, renuncia o apartamiento de cualquier política o práctica de las Sociedades y de sus Compañías.

Asambleas extraordinarias. La asamblea extraordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen el 60 % de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran. Las resoluciones deberán tomarse por la mayoría de los votos presentes.

Autorización previa del ENARGAS. Toda reforma a los artículos relativos al domicilio, la duración (en cuanto se trate de reducción del plazo), el objeto social, el capital de las acciones y las acciones, la representación de las acciones, la transferencia de las acciones clase A, la emisión de bonos de participación del personal, el consentimiento de los tenedores de acciones clase A para la reforma de los Estatutos y la fiscalización de las Sociedades requerirá la previa autorización del ENARGAS u organismo que lo reemplace.

Asistencia a las asambleas. Para asistir a las asambleas, los accionistas deberán comunicar a las Sociedades la voluntad de concurrir a las mismas para su registro en el Libro de Asistencia a las Asambleas, con tres (3) días hábiles de anticipación a la fecha fijada para la celebración de la asamblea. Los accionistas podrán hacerse representar por mandatario, de conformidad con lo establecido en el Artículo 239 de la Ley de Sociedades.

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El directorio. Por disposición de los Estatutos, el directorio de las Sociedades se compone de siete Directores titulares y siete directores suplentes, que reemplazarán a los titulares. El término de su elección es de dos ejercicios, pudiendo ser reelegidos. Los Directores titulares y suplentes cuyos mandatos hubiesen finalizado permanecerán en sus cargos hasta tanto se designe a sus reemplazantes.

Presidente y vicepresidente. En su primera reunión luego de celebrada la asamblea que designe a los miembros del Directorio, éste designará de entre sus miembros a un Presidente y a un Vicepresidente.

Secretario del Directorio. El Directorio designará a un Secretario a propuesta del Presidente. El Secretario asistirá sin voz y sin voto a las reuniones. Tendrá las funciones ejecutivas que el Directorio le instruya, entre ellas, llevar los libros de actas, efectuar las notificaciones y convocatorias a las reuniones de directorio y asambleas y emitir las copias certificadas de la documentación emanada del Directorio que se le solicite.

Reemplazo de Directores. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún habiéndose incorporado la totalidad de los Directores Suplentes, la Comisión Fiscalizadora designará a los reemplazantes, quienes ejercerán el cargo hasta la elección de nuevos titulares, a cuyo efecto deberá convocarse a la asamblea ordinaria, según corresponda, dentro de los 10 días de efectuadas las designaciones por la Comisión Fiscalizadora.

Garantía. En garantía del correcto cumplimiento de sus funciones, los Directores depositarán en la Caja de las Sociedades la suma de $ 1.000 en dinero en efectivo o en valores. Dicho monto podrá ser modificado en los términos y conforme a las pautas y condiciones que fije la asamblea.

Funcionamiento. El Directorio se reúne válidamente con la presencia de la mayoría absoluta de sus miembros. A menos que expresamente se establezca una mayoría distinta en la ley o en los Estatutos, el Directorio adoptará sus resoluciones por mayoría simple de votos presentes y computables. Si existiera quórum, los Directores ausentes podrán hacerse representar con derecho a voto en las reuniones de directorio o por cualquier otro director, por medio de carta-poder conferida en instrumento público o privado, debiendo hacerse constar esta circunstancia en el acta de directorio respectiva. Los directores así representados no quedan eximidos de la responsabilidad inherente a su cargo.

Supermayoría. La aprobación de los asuntos mencionados a continuación deberá contar con el voto favorable de al menos seis directores de acuerdo con las previsiones de los Estatutos: (i) con relación a cualesquier documentos de financiamiento ("Documentos de Financiamiento", tal como se define en esta sección bajo "-- *Ciertas definiciones aplicables a los Estatutos*") la modificación sustancial de sus términos, cualquier curso de acción propuesto para resolver un incumplimiento bajo tal Documento de Financiamiento, o cualquier otro curso de acción o decisión que, si fuere adoptado o tomado, podría implicar una violación a dicho Documento de Financiamiento (excepto cursos de acción necesarios para remediar tal incumplimiento); en el entendimiento que, tales cursos de acción se relacionen con el cumplimiento de compromisos, obligaciones de pago o cualesquiera otras obligaciones establecidas en tales Documentos de Financiamiento que las Sociedades o sus Compañías hayan previamente acordado cumplir (y no requisitos adicionales en sustitución de los términos en ellos acordados); (ii) la aprobación o modificación relevantes, o serie de modificaciones que tomados en conjunto resulten relevantes, de (A) el presupuesto anual operativo de las Sociedades y sus Compañías; (B) el plan de negocios quinquenal de las Sociedades y sus Compañías; (C) el presupuesto de capital anual de las Sociedades (incluyendo cualquier adquisición contemplada) y sus Compañías. Si el Directorio no logra aprobar los términos del presupuesto anual operativo o de capital conforme a las mayorías aquí establecidas, entonces se aplicará interinamente el presupuesto del año anterior, con más un 5 %, pero excluyendo todo o parte de un ítem del presupuesto de un año anterior en la medida en que hubiera sido extraordinario; (iii) la aprobación de la designación o contratación de Funcionarios Jerárquicos; (iv) la aprobación de contratos de trabajo o el empleo de cualquier Funcionario Jerárquico sin un contrato de trabajo; (v) la celebración de una modificación, extensión o terminación de cualquier licencia, permiso o concesión significativos otorgada por el Estado Nacional, Provincial, o Municipal, obtenidos o mantenidos por las Sociedades o sus Compañías, siempre que la legislación requiera que tal curso de acción sea aprobado por los accionistas; (vi) la iniciación o transacción de cualquier litigio significativo, tanto en sede judicial como administrativa, que afecte las Sociedades o sus Compañías, incluyendo cualquier procedimiento relacionado con el establecimiento de tarifas por prestaciones de servicios públicos u otras cuestiones regulatorias, pero excluyendo litigios en los que un accionista o una Afiliada que no sea una Compañía es o vaya a ser demandada, en cuyo caso tal accionista no estará facultado para votar con respecto a tal asunto; (vii) la transferencia de activos; (viii) la contratación de asesores

externos y consultores (incluyendo contadores, abogados y asesores de inversión), por un importe superior a los U$S 100.000 en el transcurso del ejercicio social; (ix) el otorgamiento de cualquier poder y (x) la designación y remoción del Secretario del Directorio, con la salvedad que los directores no podrán denegar irrazonablemente el Secretario propuesto por los presidentes de las Sociedades.

Reuniones de Directorio. De conformidad con los Estatutos, el Directorio se reunirá como mínimo una vez por mes y establecerá, en su última reunión del año calendario, el cronograma de reuniones para todo el año siguiente, fijando precisamente las fechas de cada reunión mensual (las "Reuniones Ordinarias"). Cuando un director considere que un hecho o circunstancia excepcional ha ocurrido o puede llegar a ocurrir, de modo tal que sea recomendable celebrar una reunión de Directorio para tratar tal hecho o circunstancia excepcional con anterioridad a la fecha programada para la siguiente Reunión Ordinaria de Directorio, dicho director podrá pedir una reunión extraordinaria de Directorio conforme al procedimiento descripto en "-- *Convocatoria de Reuniones Extraordinarias de Directorio*" de esta sección (las "Reuniones Extraordinarias").

Convocatoria y orden del día de Reuniones Ordinarias de Directorio. De conformidad con los Estatutos, cualquier director que desee incluir algún punto en el orden del día, deberá enviarlo al Presidente, con copia al Secretario, con al menos siete días de anticipación al día estipulado para la reunión del Directorio. Ningún asunto podrá ser incluido en el orden del día o tratado en una reunión de Directorio a menos que se encuentre precisamente detallado en el orden del día incluido en la convocatoria a la reunión de Directorio de que se trate, salvo acuerdo unánime en contrario de todos los Directores de las Sociedades. El orden del día de las reuniones de Directorio deberá incluir todos los puntos propuestos por los directores o funcionarios de las Sociedades para su tratamiento en tal reunión.

La convocatoria a Reuniones Ordinarias del Directorio será enviada por el Secretario a cada uno de los Directores y Síndicos al menos cinco (5) días antes al de la fecha de celebración de tal reunión, indicando en dicho orden del día (i) el lugar, fecha y hora de la reunión, (ii) los puntos a ser tratados, y (iii) el nombre del director que propuso cada punto. Asimismo, el Secretario deberá requerir e incluir junto con el orden del día todos los antecedentes necesarios para analizar y tratar cada uno de los puntos del orden del día o, en el caso que no sea posible incluirlos al momento de enviar el orden del día, intentará enviarlos a los directores previo a la reunión del Directorio.

Convocatoria de Reuniones Extraordinarias de Directorio. En el término de dos días hábiles contados desde que el Presidente recibió el pedido de un director solicitando la convocatoria a una Reunión Extraordinaria y siempre que se hayan acreditado los motivos necesarios para solicitar la misma, el Presidente, o el Secretario en su defecto, notificará a los directores de la fecha y orden del día de la Reunión Extraordinaria a ser celebrada de acuerdo con las previsiones de los Estatutos. Los requisitos para la convocatoria y su orden del día serán los mismos establecidos para las Reuniones Ordinarias.

En el supuesto que una Reunión Extraordinaria no pudiese realizarse en la fecha fijada al momento de su convocatoria, el Presidente, por única vez y dentro de los 3 días de la fecha estipulada para la primera convocatoria, convocará a una nueva Reunión Extraordinaria a ser celebrada entre cinco y 10 días con posterioridad al de la fecha fijada para la primera convocatoria. Los requisitos de la nueva convocatoria y orden del día serán los mismos establecidos para las Reuniones Ordinarias con la excepción que el orden del día contendrá únicamente los temas incluidos en el orden del día de la primera convocatoria, salvo acuerdo en contrario de todos los directores de las Sociedades. Las decisiones adoptadas por el Directorio en las Reuniones Extraordinarias celebradas en su segunda convocatoria serán válidas cuando sean adoptadas con el voto del 80 % de los directores presentes en la reunión, no siendo aplicable en estos casos las supermayorías establecidas en el Artículo 25(b) de los Estatutos.

Reemplazo del Presidente. El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último, debiéndose elegir un nuevo Presidente dentro de los 10 días de producida la vacancia. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente sólo estará justificada en los casos de ausencia o impedimento del Presidente, por el plazo y de conformidad con lo establecido en el artículo anterior.

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Facultades. El Directorio se encuentra revestido de las más amplias facultades legales y estatutarias para la administración de las Sociedades. Tiene para ello facultades suficientes para realizar cualquier acto relacionado directa o indirectamente con el objeto social, incluso aquellos a los que se refieren los artículos 1880 y 1881 del Código Civil y el artículo 9 del Decreto-Ley 5965/63 y el artículo 55 del Decreto-Ley 4776/63. Los únicos actos que el Directorio no puede realizar son aquellos prohibidos por la Ley, o de otro modo limitados o prohibidos por los Estatutos.

Remuneración de los Directores. Las remuneraciones de los miembros del Directorio serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades.

Remoción de Directores. El accionista que hubiera designado uno o más directores titulares o suplentes tendrá el exclusivo derecho para remover, con o sin causa, los directores titulares o suplentes por él designados, y asimismo tendrá el derecho de designar un nuevo director titular o suplente según sea el caso, para así reemplazar al director que hubiera sido removido en su cargo.

Responsabilidad de los Directores. Los Directores responden ilimitada y solidariamente por el mal desempeño de su cargo, así como por la violación de la ley o de los Estatutos y por cualquier otro daño producido por dolo, abuso de facultades o culpa grave. Quedarán exentos de responsabilidad quienes, habiendo participado en la deliberación o resolución o habiendo tomado conocimiento de la misma, dejen constancia escrita de su protesta y dieren noticia al síndico, ello antes de que su responsabilidad se denuncie al directorio, al síndico, a la asamblea, a la autoridad competente, o se ejerza la acción judicial respectiva.

Comisión Fiscalizadora. Los Estatutos disponen que la fiscalización de las Sociedades será ejercida por una comisión fiscalizadora compuesta por tres síndicos titulares que durarán un ejercicio en sus funciones. También serán designados tres síndicos suplentes que reemplazarán a los titulares en los casos previstos por el artículo 291 de la Ley de Sociedades. Los síndicos titulares y suplentes, cuyo mandato hubiese finalizado, permanecerán en sus cargos hasta tanto se designe a sus reemplazantes. Dos síndicos titulares y sus respectivos suplentes serán elegidos por los tenedores de acciones clase A y el restante titular y su suplente por los restantes tenedores de acciones ordinarias.

Reuniones. La Comisión Fiscalizadora se reunirá por lo menos una vez al mes; también podrá ser citada a pedido de cualquiera de sus miembros, dentro de los cinco días de formulado el pedido al presidente de la Comisión Fiscalizadora o del Directorio, en su caso. Todas las reuniones deberán ser notificadas por escrito al domicilio que cada Síndico indique al asumir sus funciones. Las deliberaciones y resoluciones de la Comisión Fiscalizadora se transcribirán a un Libro de Actas, las que serán firmadas por los Síndicos presentes en la reunión. La Comisión Fiscalizadora sesionará con la presencia de sus tres miembros y adoptará las resoluciones por mayoría de votos, sin perjuicio de los derechos conferidos por ley al Síndico disidente. Será presidida por uno de los Síndicos elegido por mayoría de votos, en la primera reunión de cada año. En dicha ocasión también se elegirá reemplazante para el caso de ausencia. Dicho presidente representa a la Comisión Fiscalizadora ante el Directorio. Las remuneraciones de los miembros de la Comisión Fiscalizadora serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades.

Auditor Interno. Según los Estatutos, el Auditor Interno tendrá las siguientes responsabilidades: (i) evaluar y determinar el proceso de administración del riesgo comercial de las Sociedades, incluyendo la suficiencia de los medios generales de control y los controles en áreas específicas que impliquen un riesgo comercial y financiero significativos; (ii) evaluar los principales informes financieros previo a la realización de presentaciones ante autoridades gubernamentales competentes o distribuciones internas, y participar en cualesquier Reuniones del Comité Financiero; (iii) evaluar y determinar recomendaciones relevantes de auditores externos relativas a informes financieros, controles, otras cuestiones y respuesta de la administración, así como opiniones de la administración y de auditores acerca de la calidad general de los informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios; (iv) evaluar y determinar el sistema de controles internos de las Sociedades para detectar errores contables y de informes financieros, fraudes y malversaciones de fondos, violaciones a la ley e incumplimiento de políticas corporativas internas; (v) dar particular énfasis a la suficiencia de controles internos relacionados con la exposición en informes sobre pagos, transacciones o procedimientos que pueden ser consideradas ilegales; (vi) evaluar y determinar el plan anual de auditoría, incluyendo el presupuesto de dichos costos, y el desarrollo del proceso utilizado para llevar a cabo el plan anual de auditoría aprobado por el Directorio; (vii) evaluar y determinar el estado de las actividades de auditoría interna, descubrimientos significativos,

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recomendaciones y respuestas de la administración; (viii) evaluar y recomendar cualesquier cambios relevantes en principios contables utilizados y la aplicación de tales cambios en informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios; (ix) determinar cuestiones y riesgos claves de informes financieros, determinar su impacto y potencial efecto en información financiera a ser publicada, procesos utilizados por la administración para abordar tales cuestiones, puntos de vista relacionados del auditor y el fundamento de sus conclusiones; (x) evaluar y determinar conclusiones sobre trabajos de auditoría de fin de año o cualesquier otros trabajos de auditoría con anterioridad a la publicación de los estados financieros; (xi) evaluar y determinar conflictos de interés significativos y transacciones entre partes vinculadas; y (xii) monitorear el cumplimiento de la política de ética y negocios de las Sociedades en conjunto con el gerente de recursos humanos.

Utilidades. De acuerdo con los Estatutos, las ganancias líquidas y realizadas se distribuirán de la siguiente forma: (i) no menos del cinco por ciento y hasta alcanzar el 20 % del capital suscripto por lo menos, para reserva legal; (ii) a remuneración de los integrantes del Directorio y a remuneración de la Comisión Fiscalizadora; (iii) la suma que corresponda para satisfacer el dividendo acumulativo atrasado de acciones preferidas; (iv) la suma para el pago del dividendo fijo de las acciones preferidas; (v) al pago de la participación correspondiente a los bonos de participación para el personal; (vi) las reservas voluntarias o previsiones que la asamblea decida constituir; y (vii) el remanente que resultare se repartirá como dividendo de las acciones ordinarias, sin distinción de clases.

Pago de Dividendos. Los dividendos serán pagados a los accionistas en proporción a las respectivas integraciones dentro de los 30 días corridos a partir de su aprobación en la asamblea respectiva.

Dividendos en efectivo. Los dividendos en efectivo aprobados por la asamblea y no cobrados prescriben a favor de las Sociedades luego de transcurridos tres (3) años a partir de la puesta a disposición de los mismos. En tal caso, integrarán una reserva especial, de cuyo destino podrá disponer el Directorio.

Dividendos en acciones. Los Estatutos prevén que el derecho a percibir las acciones correspondientes a los dividendos en acciones y a la capitalización de reservas y saldos de revalúos prescriben en el mismo plazo indicado en la cláusula anterior a favor de las Sociedades. En este caso, las acciones serán puestas a la venta concediéndose derecho de preferencia a los demás accionistas en proporción a sus tenencias y con relación a la clase de acciones que cada uno posea. Los accionistas tendrán también derecho a acrecer, en el caso en que los demás no ejerzan su derecho de preferencia. El Directorio fijará los plazos, condiciones y modalidades del ejercicio del presente derecho, debiendo otorgar una publicidad adecuada al procedimiento. El producido de la venta integrará la reserva especial aludida en el punto anterior. Los derechos correspondientes a las acciones no percibidas quedarán suspendidos hasta tanto las Sociedades hayan tomado razón de su enajenación y en el caso en que las Sociedades dispongan el canje de los títulos valores en circulación, para los tenedores que no hayan retirado las nuevas acciones.

Liquidación. Conforme a los Estatutos, la liquidación de las Sociedades, originada en cualquier causa que fuere, se regirá por lo dispuesto en el capítulo I, sección XIII, artículos 101 a 112 de la Ley de Sociedades. La liquidación de las Sociedades estará a cargo del Directorio o de los liquidadores que sean designados por la asamblea, bajo la vigilancia de la Comisión Fiscalizadora. Cancelado el pasivo, incluso los gastos de liquidación, el remanente se repartirá entre todos los accionistas, sin distinción de clases o categorías, y en proporción a sus tenencias de la siguiente forma: (i) será pagado el capital integrado de las acciones preferidas con preferencia en la devolución del importe integrado; (ii) será pagado el capital integrado de las acciones ordinarias y de las restantes acciones preferidas; (iii) serán pagados los dividendos fijos acumulativos de las acciones preferidas pendientes a la fecha; y (iv) el remanente, se repartirá entre los accionistas en proporción a sus tenencias.

Ciertas definiciones aplicables a los Estatutos

"Afiliada" significa, con respecto a cualquier Persona (como se define más abajo), cualquier otra Persona que directa o indirectamente controle a, esté controlada por o esté bajo control común con tal Persona. Para propósitos de esta definición, "control" significa la posesión, directa o indirectamente, del poder para dirigir o causar la dirección de la administración y políticas de una entidad, ya sea a través de la titularidad de acciones o de cualquier otro modo.

"Compañía" y "Compañías" significa toda sociedad en la cual las Sociedades tenga participación.

"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de las Sociedades o de una Compañía.

"Funcionarios Jerárquicos" significa el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.

"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.

Autorización por parte del ente regulatorio. Las siguientes acciones deben contar con la autorización previa del ENARGAS o del organismo que lo reemplace: (i) la modificación de la estructura de capital; (ii) la emisión de nuevas acciones; y (iii) la modificación del derecho del ENARGAS de aprobar las acciones mencionadas.

Las disposiciones relativas a la modificación del capital de las Sociedades son en cierto modo más gravosas que las incluidas en la Ley de Sociedades Comerciales.

TRANSACCIONES CON PARTES RELACIONADAS

Generalidades

A continuación se realiza un breve resumen de las transacciones que han realizado las Sociedades con partes relacionadas durante ejercicios anuales 2000, 1999 y 1998, y por los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000. En cada caso, se considera que cada transacción con partes relacionadas reflejó términos congruentes con aquellos acordados sobre una base de equidad. Salvo por lo descripto a continuación, no se realizaron transacciones significativas con partes relacionadas desde el 1° de enero de 2001.

Transacciones con Camuzzi Argentina

Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992, dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 las Sociedades devengaron un monto total de $ 7,3 millones, $ 7,2 millones y $ 6,9 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. Durante el período finalizado el 30 de junio de 2001, las Sociedades devengaron $ 2,8 millones y, por el período finalizado el 30 de junio de 2000, las Sociedades devengaron 3,1 millones por los conceptos anteriores.

Asimismo, Camuzzi Argentina le brindó a las Sociedades servicios de mantenimiento de sistemas informáticos y servicios administrativos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998; y por los períodos económicos finalizados el 30 de junio de 2001 y 2000. Las Sociedades devengaron a favor de Camuzzi Argentina un recupero de gastos por asesoramiento administrativo financiero, otros recuperos por gastos administrativos e ingresos por alquileres durante los tres ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, y durante los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Las Sociedades contrataron con Camuzzi Argentina la adquisición de software, compraventa de rodados, honorarios activados por dirección e inspección de obra y gastos diversos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, por un monto total de aproximadamente $ 3,3 millones.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Camuzzi Argentina por $ 1,5 millones, $ 1,7 millones y $ 1,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, Pampeana y Sur mantenían deudas con Camuzzi Argentina por $ 2,3 millones y $ 4,1 millones, respectivamente.

Transacciones con Sodigas Pampeana y Sodigas Sur

Pampeana y Sur abonan $ 50.000 mensuales en concepto de servicios de asesoramiento financiero a Sodigas Pampeana y Sodigas Sur, respectivamente. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur. Para los períodos económicos finalizados el 30 de junio de 2001 y 2000, Pampeana y Sur devengaron $ 0,3 millón y $ 0,3 millón, respectivamente, por los servicios de asistencia y gestión financiera. Pampeana devengó $ 0,3 millón y Sur devengó $ 0,3 millón en concepto de honorarios a Sodigas Pampeana y Sodigas Sur, respectivamente.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,004 millón, $ 0,06 millón y $ 0,2 millón, respectivamente, y con Sodigas Sur de $ 0,06 millón, $ 0,06 millón y $ 0,06 millón, respectivamente.

Al 30 de junio de 2000, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,03 millón y con Sodigas Sur por $ 0,06 millón. Al 30 de junio de 2001, no se registraron deudas por parte de las Sociedades con Sodigas Pampeana y con Sodigas Sur. Asimismo, las Sociedades registraron un crédito con Sodigas Pampeana de $ 0,07 millón al 30 de junio de 2001 y con Sodigas Sur de $ 0,06 millón y $ 0,02 millón para los períodos económicos al 30 de junio de 2001 y 2000.

Transacciones con Aguas de Laprida y Aguas de Balcarce

Las Sociedades brindaron servicios administrativos y de personal a Aguas de Laprida y Aguas de Balcarce durante los ejercicios 2000, 1999 y 1998. Las sociedades devengaron ingresos por alquileres contratados por Aguas de Balcarce en el ejercicio 2000. Dentro de otras operaciones durante en 2000, se encontraron reembolso de gastos y venta de rodados por montos no significativos.

Al 31 de diciembre de 2000, 1999 y 1998 y al 30 de junio de 2001 y 2000, las Sociedades tenían créditos no significativos con Aguas de Balcarce y con Aguas de Laprida.

Transacciones con IEBA

Las Sociedades brindaron servicios administrativos a IEBA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998. Asimismo, las Sociedades tuvieron en 1998 un recupero de gastos por asesoramiento financiero. Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades registraron créditos con IEBA por $ 0.09 millón, $ 0.1 millón y $ 0.6 millón, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades poseían créditos con IEBA por $ 0.09 millón y $ 0.08 millón, respectivamente.

Transacciones con EDEA

Las Sociedades generaron ingresos por las ventas de gas natural y el recupero de gastos de administración en los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 y, en los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades generaron ingresos por ventas de gas natural y servicios por mantenimiento informático. A su vez, EDEA vendió a las Sociedades energía eléctrica en los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Al 31 de diciembre de 2000 y 1999, las Sociedades mantenían una deuda no significativa con EDEA. Al 31 de diciembre de 1998, las Sociedades tenían un crédito no significativo con EDEA. Al 30 de junio de 2001, las Sociedades registraron un crédito por $ 0.02 y una deuda no significativa al 30 de junio de 2000.

Transacciones con EDERSA

Las Sociedades brindaron servicios administrativos y de personal a EDERSA durante el ejercicio económico finalizado el 31 de diciembre de 1999. Además, las Sociedades vendieron gas a EDERSA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $0.6 millones, $ 0.6 millones y $ 0.3 millones, respectivamente. En los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades devengaron por los conceptos expresados más arriba $ 0.3 millones y $ 0.3 millones, respectivamente. EDERSA vendió a las Sociedades energía eléctrica y se le reembolsaron gastos generales.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían créditos con EDERSA por $ 0.06 millones, $ 0.07 millones y $ 0.03 millones, respectivamente. Al 30 de junio de 2001 y 2000, los créditos de Pampeana y Sur ascendieron a $ 0.08 millones y $ 0.06 millones, respectivamente.

Transacciones con Piedra Buena

Pampeana vendió gas natural a Piedra Buena durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 0.9 millones, $ 23.7 millones y $ 52.3 millones, respectivamente. Asimismo, se devengaron gastos diversos a favor de Pampeana. Al 30 de junio de 2000, Pampeana devengó $ 0.9 millones en ventas de gas.

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Al 31 de diciembre de 1999 y 1998, Pampeana tenía créditos con Piedra Buena por $ 1.9 millones y $ 22.7 millones, respectivamente. Cabe resaltar que, en junio de 2000, Camuzzi Argentina vendió su participación en Piedra Buena dejando de ser esta última una sociedad vinculada a Pampeana. Al 30 de junio de 2001 y 2000, no hay deudas ni créditos contabilizados por parte de Pampeana con Piedra Buena.

Transacciones con Energía del Sur S.A.

Sur vendió gas natural a Energía del Sur S.A. durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 7.4 millones, $ 9.3 millones y $ 9.8 millones, respectivamente. Al 30 de junio de 2000, Sur devengó $ 4,7 millones.

Con fecha 31 de diciembre de 1999 y 1998, Sur tenía créditos con Energía del Sur S.A. por $ 2.6 millones y $ 2.7 millones, respectivamente. Cabe resaltar que en diciembre de 2000 Camuzzi Argentina vendió su participación en Energía del Sur S.A. dejando de ser esta última una sociedad vinculada a Sur. Al 30 de junio de 2000, Sur registró un crédito de $ 2.8 millones.

Transacciones con Loma Negra

Las Sociedades vendieron gas natural a Loma Negra durante el ejercicio finalizado el 31 de diciembre de 1998 por $ 4.5 millones. Cabe resaltar que, en marzo de 1998, Loma Negra C.I.A.S.A. vendió su participación en Sodigas Pampeana y Sodigas Sur.

Transacciones con CNG Argentina S.A.

Las Sociedades no presentan operaciones de monto significativo con CNG Argentina S.A. Al 30 de junio 2001 y 2000, no hay operaciones con dicha sociedad.

Transacciones con Camuzzi Gazometri S.p.A.

Las sociedades no presentan operaciones de monto significativo con Camuzzi Gazometri S.p.A.

Otras transacciones

Como parte del curso normal de las operaciones, las Sociedades efectuaron transacciones no significativas con determinadas empresas en las cuales algunos de sus directores y accionistas poseen participaciones, en carácter de accionistas o de directores.

Los principales compromisos de las Sociedades están incluidos en el punto 18 -- Estados Contables -- Notas 5 y 6.



DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES

El siguiente resumen de las Obligaciones Negociables no pretende ser completo y está sujeto y condicionado en su totalidad por remisión al Contrato de Fideicomiso. Los términos en mayúsculas que no se encuentran definidos de otro modo en este Prospecto tendrán el significado que se les asigna en el Contrato de Fideicomiso. Los términos particulares de las Obligaciones Negociables vendidas en virtud de cualquier Informe de Términos y Condiciones complementario a este Prospecto serán los que allí se describan. Los términos y condiciones establecidos en el presente bajo el título "Descripción de las Obligaciones Negociables" se aplican a cada una de las Obligaciones Negociables a menos que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente. Copias del Contrato de Fideicomiso se encuentran disponibles para su inspección en las oficinas designadas del Fiduciario y de los Agentes de Pago (según se definen en el presente) que se especifican en la contratapa del presente Prospecto.

Generalidades

Las Obligaciones Negociables serán emitidas por las Emisoras de conformidad con un contrato de fideicomiso (el "Contrato de Fideicomiso") celebrado con fecha 11 de diciembre de 1996 entre las Emisoras, The Bank of New York como fiduciario (el "Fiduciario", término que incluirá a todo sucesor en calidad de fiduciario conforme al Contrato de Fideicomiso), como agente principal de pago (el "Agente Principal de Pago" y el agente de pago en Londres y cualquier agente de pago adicional calificado, colectivamente designados en el presente como los "Agentes de Pago"), como agente de transferencia (el "Agente de Transferencia" y cualquiera de los agentes de transferencia adicionales calificados, colectivamente designados en el presente como los "Agentes de Transferencia") y como coagente de registro (el "Coagente de Registro", y junto con el Agente de Registro en la Argentina, sus respectivos sucesores y cesionarios, y cualquier agente de registro adicional calificado, los "Agentes de Registro") y The Bank of New York S.A. como Agente de Registro, Agente de Transferencia y Agente de Pago en la Argentina. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a todos y cada uno de sus cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos que ocupaba. Ver la sección *"Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro"*.

Todas las Obligaciones Negociables emitidas oportunamente por las Emisoras de acuerdo con el Contrato de Fideicomiso y En Circulación (tal como se definen en el Contrato de Fideicomiso) se denominan en el presente como las "Obligaciones Negociables" y el término "Obligación Negociable" será interpretado en forma concordante. Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión, fecha de vencimiento y Fechas de Pago de Interés (tal como se las define en el Contrato de Fideicomiso) pagaderas en la misma moneda, devengando interés a la misma tasa y cuyos términos resulten idénticos independientemente de que las Obligaciones Negociables coticen en una bolsa de comercio, se definen en el presente como una "Clase". Los tenedores de Obligaciones Negociables de cada Clase (cada uno, un "Tenedor de Obligaciones Negociables" o un "Obligacionista") y, en caso de Obligaciones Negociables globales, los titulares de una participación en ellas, y los tenedores de Cupones de interés de cada Clase (los "Cupones"), si los hubiera, respectivos a tales Obligaciones Negociables (cada uno de ellos un "Tenedor de Cupones"), tendrán derecho a los beneficios y estarán sujetos a las disposiciones contenidas en el Contrato de Fideicomiso (incluyendo, entre otras, las inmunidades y derechos del Fiduciario y los Agentes de Pago).

El Contrato de Fideicomiso prevé la emisión, por las Emisoras, de Obligaciones Negociables en una o más Clases que no superen U$S 300.000.000 (o, si alguna estuviera denominada en una moneda que no fuera el Dólar (la "Moneda Especificada"), el equivalente en esa Moneda Especificada redondeado a las 1.000 unidades más próximas) del capital total En Circulación (tal como se define este término más adelante en la sección *"Algunas definiciones"*) u otro monto (el "Monto Máximo") como las Emisoras lo consideren necesario o apropiado a su sola discreción, siempre y cuando dicho aumento esté debidamente autorizado por los accionistas de cada una de las Emisoras y aprobado por la CNV y, si fuese aplicable, por el mercado de valores correspondiente.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas y con garantía común de las Emisoras y se las tratará en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras, oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes.



A menos que sea previamente rescatada o recomprada y cancelada, cada Obligación Negociable tendrá un vencimiento de entre 30 (treinta) días y 30 (treinta) años contados a partir de su fecha de emisión original (la "Fecha de Emisión"), según lo especifique dicha Obligación Negociable y el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión de las Obligaciones Negociables de una Clase vendidas al amparo de la Resolución 144A (según se define más adelante) para cotizar en el sistema de *Private Offering, Resale and Trading Through Automatic Linkage* de la *National Association of Securities Dealers, Inc.* (el "Sistema PORTAL") en los Estados Unidos de Norteamérica (los "Estados Unidos"). La cotización de las Obligaciones Negociables se indicará en el Informe de Términos y Condiciones del Prospecto correspondiente; no obstante, se podrán emitir Obligaciones Negociables que no coticen en ninguna bolsa de comercio o mercado.

Las Obligaciones Negociables constituirán obligaciones negociables de acuerdo con la Ley de Obligaciones Negociables, Ley N° 23.576, sus modificatorias (la "Ley de Obligaciones Negociables"), y otras normas aplicables, incluyendo las normas de la CNV (las "Normas"). [La CNV ha autorizado emisiones de Obligaciones Negociables en virtud del Contrato de Fideicomiso durante un período de cinco años entre el __ de _________ de 2001 y el __ de _____ de 2006. Ninguna Obligación Negociable podrá ser emitida en virtud del Contrato de Fideicomiso después del __ de _____ de 2006.] Tal autorización sólo significa que se ha cumplido con todos los requisitos en materia de información. Ver la sección *"Información General"*.

Para una descripción de los Términos particulares de cada Clase se hace referencia a los términos y condiciones tal como se establecen en las Obligaciones Negociables complementados por el Informe de Términos y Condiciones correspondiente (los "Términos"), incluyendo (i) la designación de las Obligaciones Negociables de esa Clase; (ii) cualquier límite al total del capital de las Obligaciones Negociables de esa Clase; (iii) la fecha o fechas en las cuales se pagará el capital (y la prima, si la hubiera) de las Obligaciones Negociables de esa Clase (fechas que serán de 30 (treinta) días a 30 (treinta) años desde la Fecha de Emisión original de esa Clase de Obligaciones Negociables); (iv) el precio al cual las Obligaciones Negociables de esa Clase serán emitidas, la tasa o tasas a la que las Obligaciones Negociables de esa Clase devengarán interés, si lo hubiera, la fecha o fechas a partir de las cuales se devengará el interés, y las fechas de pago del interés; y (v) cualquier otro término de las Obligaciones Negociables de esa Clase. Asimismo, el Informe de Términos y Condiciones correspondiente describirá, de corresponder, el grado en que los Términos y Condiciones particulares de cada Clase de Obligaciones Negociables varíen respecto de los términos y condiciones generales que se establecen en el presente. Ver el Anexo I, *"Modelo de Términos y Condiciones de las Obligaciones Negociables"* a ser incluidos en el Informe de Términos y Condiciones correspondiente.

Forma y denominación

Generalidades. Las Obligaciones Negociables podrán emitirse en forma nominativa (las "Obligaciones Negociables Nominativas") sin Cupones y al portador (las "Obligaciones Negociables al Portador"), incluyendo Obligaciones Negociables al Portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular") u Obligaciones Negociables al Portador globales en forma definitiva con o sin Cupones (una "Obligación Negociable al Portador Global Definitiva"). A opción de las Emisoras, las Obligaciones Negociables al Portador pueden ser inicialmente emitidas en forma temporaria sin Cupones (una "Obligación Negociable al Portador Global Temporaria", y junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), canjeables en forma total y, sujeto a las resoluciones y regulaciones de la agencia de compensación correspondiente, en forma parcial por participaciones en Obligaciones Negociables al Portador Globales Definitivas u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones según lo permita la legislación argentina y estadounidense aplicable en materia de forma y nominatividad de valores negociables, o en cualquier otra forma especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Con excepción de lo que se describe más adelante y de lo que se especifica en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas y las Obligaciones Negociables al Portador podrán emitirse en denominaciones de un mínimo de US$ 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o, por un múltiplo entero de US$ 1.000 (o 1.000 unidades más próximas de esa Moneda Especificada) si fuera superior a esa cifra o en cualquier otra Moneda

Especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Las Obligaciones Negociables al Portador Cartulares podrán emitirse solamente con denominaciones fijas determinadas en el momento de la emisión y especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al Portador estarán sujetas a ciertos requisitos y limitaciones establecidos por las leyes y regulaciones impositivas federales de los Estados Unidos. Ver la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*". Además, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

Todas las Obligaciones Negociables emitidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios (según se definen dichos términos en el presente), se emitirán en forma nominativa, con excepción de lo que se dispone en la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*".

Las Obligaciones Negociables de cada Clase que son vendidas de conformidad con una solicitud de oferta pública presentada en virtud de la *Securities Act* (la "Ley de Títulos Valores de los Estados Unidos"), estarán representadas por una única y permanente obligación negociable nominativa global no restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global No Restringida") o por Obligaciones Negociables nominativas en forma cartular sin Cupones (cada una, una "Obligación Negociable Nominativa Cartular"), sujeto sólo a las restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe de Términos y Condiciones. Las Obligaciones Negociables de una Clase que sean vendidas al amparo de la *Rule 144A* de la Ley de Títulos Valores de los Estados Unidos (la "Resolución 144A") estarán representadas por una única y permanente obligación negociable global restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global Restringida", conjuntamente con cualquier Obligación Negociable Nominativa Global No Restringida (según se define más adelante) y cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Nominativas Globales"). Cualquier participación en una Obligación Negociable que es transferida y cualesquiera Obligaciones Negociables de una Clase vendidas a ciertos "Inversores Institucionales Acreditados" ("*Institutional Accredited Investors*") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1), (2), (3) o (7) de la *Regulation D* (la "Regulación D") de la Ley de Títulos Valores de los Estados Unidos, que no sean compradores institucionales calificados ("QIBs") dentro del significado de la Resolución 144A), será entregada en forma de Obligaciones Negociables Nominativas Cartulares en denominaciones de no menos de U$S 250.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de la Moneda Especificada) o cualquier monto superior que sea múltiplo entero de U$S 1.000 (o de 1.000 unidades de la Moneda Especificada). Si las Obligaciones Negociables forman parte de una Clase que no ha sido autorizada para la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, (una "Antigua Obligación Negociable") y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una "Nueva Obligación Negociable") en una oferta de canje realizada en cumplimiento de lo dispuesto por dicha ley, Antiguas Obligaciones Negociables podrán ser canjeadas por Nuevas Obligaciones Negociables de conformidad con el Contrato de Fideicomiso y los procedimientos especificados en el correspondiente Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Las Obligaciones Negociables Nominativas vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos (la "Regulación S") estarán representadas por una única, permanente Obligación Negociable Nominativa Global No Restringida en forma definitiva y completamente nominativa sin Cupones (una "Obligación Negociable Nominativa Global No Restringida") depositadas con un custodio para DTC, o por Obligaciones Negociables Nominativas Cartulares. Las Obligaciones Negociables Nominativas, y las transferencias de éstas y de sus participaciones serán registradas según se establece en el Contrato de Fideicomiso. Cualquier persona a cuyo nombre se encuentre registrada una Obligación Negociable Nominativa podrá (en la medida en que las leyes aplicables lo permitan) ser tratada en todo momento, por toda persona y a todos los efectos, como el titular absoluto de tal Obligación Negociable, no obstante cualquier aviso de propiedad, robo o pérdida o cualquier escrito sobre las mismas.

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables estarán denominadas en Dólares y el pago del Capital, de las primas, si las hubiera y del interés sobre las Obligaciones Negociables incluyendo las Sumas Adicionales (como se las define más adelante bajo el título "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*") serán realizados en Dólares. Si alguna

de las Obligaciones Negociables fuera a ser denominada en una Moneda Especificada distinta del Dólar, se describirá en el Informe de Términos y Condiciones correspondiente la información adicional relativa a los Términos de las Obligaciones Negociables y otras cuestiones de importancia para los Tenedores.

Obligaciones Negociables Nominativas Globales. Las Obligaciones Negociables Nominativas Globales de la Regulación S que sean emitidas el mismo día y conforme a los mismos Términos, serán depositadas con el Fiduciario como custodio para DTC y registradas a nombre de quien DTC designe. Antes del vencimiento del período de 40 (cuarenta) días contados a partir de la finalización de la distribución de la Clase de Obligaciones Negociables correspondiente (el "Período Restringido"), las participaciones sobre tal Obligación Negociable Nominativa Global No Restringida sólo podrán ser detentadas a través de Morgan Guaranty Trust Company of New York, oficina de Bruselas, como operador del sistema Euroclear ("Euroclear"), o a través de Clearstream Banking, société anonyme ("Clearstream").

Las Obligaciones Negociables Nominativas vendidas al amparo de la Resolución 144A que sean emitidas el mismo día y conforme a los mismos Términos, estarán representadas inicialmente por una única Obligación Negociable Nominativa Global Restringida y serán depositadas en un custodio para DTC y registradas a nombre de quien DTC designe. Las Obligaciones Negociables Nominativas Globales Restringidas y las Obligaciones Negociables que se emitan en canje de las mismas estarán sujetas a ciertas restricciones a la reventa y transferencia establecidas en el presente y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, contendrán la leyenda relativa a tales restricciones establecidas en la sección "*Restricciones a la transferencia*".

Contra el depósito de una Obligación Negociable Nominativa Global con el Depositario, DTC o su custodio acreditarán, en su sistema interno, los respectivos montos de capital de las participaciones individuales representadas por cada Obligación Negociable Nominativa Global en las cuentas de las personas que tienen cuentas con dicho Depositario, las cuales no serán en ningún caso menores a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). La propiedad de participaciones en una Obligación Negociable Nominativa Global estará limitada a las personas, tales como agentes bursátiles, extrabursátiles y colocadores, bancos, entidades fiduciarias y cámaras compensadoras que posean cuentas en DTC ("Participantes") o a otras personas, tales como bancos, agentes bursátiles y extrabursátiles, colocadores y entidades fiduciarias (incluyendo Euroclear y Clearstream) que efectúen compensaciones o mantengan una relación de custodia con un Participante, ya sea directa o indirectamente ("Participantes Indirectos"). La titularidad de derechos de participación sobre las Obligaciones Negociables Nominativas Globales se reflejarán, y la transferencia de los mismos se efectuará, solamente a través de los registros mantenidos por DTC o por quien éste designe (para los Participantes) y de los registros de los Participantes (para los de Participantes Indirectos). Euroclear y Clearstream tendrán inversiones ómnibus a nombre de sus participantes a través de cuentas de valores negociables de clientes para Euroclear y Clearstream en los libros de sus respectivos depositarios, que a su vez detentarán tales inversiones en las cuentas de valores negociables de clientes a nombre de esos depositarios en los libros de DTC. Se espera que Chase Manhattan Bank actuará como depositario para Euroclear y Citibank, N.A. hará lo propio para Clearstream. Ver la sección "*Compensación y liquidación*".

Mientras el Depositario de una Obligación Negociable Nominativa Global o quien éste designe sea el titular registral o Tenedor de esa Obligación Negociable Nominativa Global, el Depositario o quien éste designe, según sea el caso, será considerado como el único titular o Tenedor de las Obligaciones Negociables Nominativas representadas por la Obligación Negociable Nominativa Global a todos los fines del Contrato de Fideicomiso y de las Obligaciones Negociables. Ningún titular de una participación en una Obligación Negociable Nominativa Global podrá transferir la participación excepto de acuerdo con los procedimientos aplicables del Depositario o de quien éste designe.

Los inversores que tengan una participación en la Obligación Negociable Global a través de DTC seguirán los pasos para la liquidación aplicable a las emisiones de obligaciones negociables globales. Las cuentas de custodia de valores negociables del inversor se acreditarán junto con sus tenencias contra el pago con fondos disponibles en el mismo día a la fecha de la liquidación.

M

Los intereses se acreditarán a las cuentas de custodia de los valores negociables en la fecha de liquidación contra el pago de los fondos disponibles en el mismo día. Como consecuencia de las diferencias horarias, la cuenta de valores negociables de un participante en Euroclear o Clearstream que adquiera una participación en la Obligación Negociable Global de un Participante en DTC, se acreditará durante el día en que se haga efectiva la liquidación de los valores negociables (que deberá ser un día hábil para Euroclear o Clearstream, según sea el caso) inmediatamente posterior a la fecha de liquidación en DTC, y ese crédito con respecto a cualquier transacción o esa participación en la Obligación Negociable Global liquidados durante ese día se reportará al participante correspondiente para Euroclear o Clearstream en esa fecha. El dinero en efectivo recibido en Euroclear o Clearstream como resultado de las ventas de las participaciones en la Obligación Negociable Global por medio o a través de un participante en Euroclear o Clearstream a un Participante en DTC será contabilizado en la fecha de liquidación de DTC, pero estará disponible en la cuenta en efectivo correspondiente en Euroclear o Clearstream solamente a partir del día hábil posterior a la liquidación en DTC. Ver la sección "*Compensación y liquidación*".

Obligaciones Negociables Nominativas Cartulares. A menos que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas adquiridas inicialmente por Inversores Institucionales Acreditados estarán representadas por Obligaciones Negociables Nominativas Cartulares, registradas a nombre del comprador de las mismas o de quien éste designe en denominaciones mínimas de U$S 250.000 (o su equivalente en la Moneda Especificada, redondeada a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier suma en exceso de la misma que constituya un múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). Estas Obligaciones Negociables Nominativas Cartulares portarán la leyenda descripta en la sección "*Restricciones a la transferencia*" (cada una, una "Obligación Negociable Nominativa Cartular con Leyenda").

Además, se emitirán Obligaciones Negociables Nominativas Cartulares con Leyenda a favor de Obligacionistas o de quienes éstos designen respecto de participaciones en la Obligación Negociable Nominativa Global Restringida de esa Clase y se emitirán las Obligaciones Negociables Nominativas Cartulares sin la leyenda descripta bajo el título "*Restricciones a la transferencia* (una "Obligación Negociable Nominativa Cartular sin Leyenda"), con respecto a las participaciones en la Obligación Negociable Nominativa Global No Restringida de dicha Clase con posterioridad al vencimiento del Período Restringido aplicable si (i) DTC notificara a las Emisoras de que no desea o no puede continuar como Depositario de dicha Clase o si en cualquier momento el Depositario de dicha Clase no estuviera ya calificado para actuar como tal y las Emisoras no pudieran designar a un Depositario sucesor para dicha Clase dentro de los 90 días posteriores a la recepción de la notificación o al darse cuenta de esa imposibilidad o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Nominativa Global ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Nominativa Global.

Contra la transferencia, canje o reemplazo de las Obligaciones Negociables Cartulares con Leyenda (Ver la sección "*Restricciones a la transferencia*") o ante una solicitud específica para remover la leyenda de una Obligación Negociable Nominativa Cartular con Leyenda, las Emisoras entregarán sólo Obligaciones Negociables que porten tal leyenda, o se rehusarán a remover la leyenda, según sea el caso, a menos que se entregue a las Emisoras una evidencia satisfactoria, la cual podrá incluir una opinión del asesor legal, tal como sea razonablemente solicitada por las Emisoras en el sentido de que ni la leyenda ni las restricciones a la transferencia establecidas en aquélla son requeridas para asegurar el cumplimiento de las disposiciones de la ley de Títulos Valores de los Estados Unidos. Ninguna Obligación Negociable Nominativa Cartular sin Leyenda podrá ser emitida por las Emisoras antes del vencimiento del Período Restringido aplicable, a menos que se haya presentado una solicitud de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos con respecto a tales Obligaciones Negociables Nominativas Cartulares sin Leyenda.

Obligaciones Negociables al Portador Globales. Las Obligaciones Negociables al Portador de una Clase vendida de acuerdo con la Regulación S, emitida el mismo día y sujeta a idénticos Términos, podrán estar representadas por una Obligación Negociable al Portador Global Definitiva. A opción de las Emisoras, las participaciones en la Obligación Negociable al Portador Global pueden estar inicialmente representadas por una Obligación Negociable al Portador Global Temporaria que será depositada en o antes de la Fecha de Emisión, inclusive, con un depositario común para Euroclear o Clearstream u otro depositario elegible (el "Depositario

Común"). Contra depósito de una Obligación Negociable al Portador Global, Euroclear o Clearstream, o cualquier otro Depositario elegible, según sea el caso, acreditarán al suscriptor un monto de capital de las Obligaciones Negociables igual al monto de capital de las mismas que se haya suscripto y pagado, el que en ningún caso será inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o cualquier múltiplo entero de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). En el caso de emisión de una Obligación Negociable al Portador Global Temporaria, al vencimiento del Período Restringido correspondiente, las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas en forma total o, sujeto a las resoluciones y regulaciones de la correspondiente agencia de compensación, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva que represente Obligaciones Negociables de la misma Clase o por Obligaciones Negociables al Portador Cartulares, o tales otras obligaciones negociables cartulares con o sin Cupones como sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables según se indica en el correspondiente Informe de Términos y Condiciones. Antes de acreditar las participaciones en una Obligación Negociable al Portador Global Definitiva se requerirá la certificación de que las participaciones en las Obligaciones Negociables al Portador Globales Temporarias no pertenecen a Personas de los Estados Unidos o a personas dentro de los Estados Unidos y sus dominios en calidad de beneficiarios, salvo en los casos permitidos por las leyes y reglamentaciones impositivas estadounidenses ("Certificado de inexistencia de participaciones estadounidenses"). Los titulares deberán canjear su participación en las Obligaciones Negociables al Portador Globales Temporarias por una participación en una Obligación Negociable al Portador Global Definitiva o, según se describe más adelante, por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda. En caso de que las Emisoras se encuentren obligadas por la ley aplicable o lo consideren necesario o conveniente para cumplir con dicha ley o con la interpretación de la misma (lo cual podrá ser certificado al Fiduciario mediante un Certificado de un Funcionario y una Opinión de un Asesor Legal de las Emisoras, tal como se definen en el Contrato de Fideicomiso, a tal efecto), las Emisoras podrán, a su solo juicio y sin el consentimiento de los Obligacionistas, entregar una Obligación Negociable Nominativa Global o cualquier otro tipo de obligación negociable nominativa global a ser depositada directamente con el Depositario Común para Euroclear y Clearstream en canje por cualquier Obligación Negociable al Portador Global emitida en virtud del Contrato de Fideicomiso.

A menos que el Informe de Términos y Condiciones correspondiente establezca lo contrario, los titulares de participaciones en una Obligación Negociable al Portador Global sólo podrán canjearlas por Obligaciones Negociables al Portador Cartulares de acuerdo con los términos del Contrato de Fideicomiso, en su totalidad pero no en parte y sin cargo, a solicitud de tal titular, en cualquier momento a partir del Período Restringido, si correspondiera, si (i) Euroclear y/o Clearstream u otro Depositario de cualquier Clase de Obligaciones Negociables, según sea el caso, notificara a las Emisoras que no desea o no puede continuar como Depositario de esa Clase o si en cualquier momento el Depositario correspondiente a la Clase ya no estuviera calificado para actuar como tal, y las Emisoras no pudieran designar un Depositario sucesor para dentro de los 90 días de haber recibido dicha notificación o de tener conocimiento de la imposibilidad de calificar como Depositario o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario le aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Global al Portador ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Global al Portador.

Obligaciones Negociables al Portador Cartulares. Las Obligaciones Negociables al Portador Cartulares que se emitan el mismo día y tengan los mismos Términos estarán representadas inicialmente por una Obligación Negociable al Portador Temporaria, que será depositada en un Depositario Común para Euroclear y Clearstream u otro Depositario elegible, según sea el caso para ser acreditada en las cuentas de los suscriptores de las Obligaciones Negociables al Portador Cartulares en la fecha de liquidación respectiva. Contra depósito de cada Obligación Negociable al Portador Global Temporaria, Euroclear o Clearstream, según sea el caso, acreditarán al suscriptor un monto de capital de Obligaciones Negociables igual al monto de capital de la misma que se haya suscripto y pagado, el que en ningún caso será inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas). Las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas totalmente o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por las Obligaciones Negociables al Portador Cartulares con anterioridad a la Fecha de Canje o por tales otras obligaciones cartulares con o sin Cupones según sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables de conformidad con lo indicado en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al

Portador Cartulares u otras obligaciones negociables cartulares tal como se menciona precedentemente si las Obligaciones Negociables no se encuentran en forma nominativa respecto a los impuestos en los Estados Unidos, no se entregarán hasta tanto se reciba un Certificado de inexistencia de participaciones estadounidenses. Los titulares en calidad de beneficiarios deberán canjear sus participaciones en la Obligación Negociable al Portador Global Temporaria por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda.

Limitaciones a la emisión de Obligaciones Negociables al Portador. En virtud de las leyes y reglamentaciones impositivas federales de los Estados Unidos, las Obligaciones Negociables al Portador no pueden ser ofrecidas o vendidas durante el período restringido correspondiente (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(7)) de las Reglamentaciones del Tesoro de los Estados Unidos (*Treasury Regulations*), dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos excepto a una oficina de una institución financiera en los Estados Unidos ubicada fuera del territorio de los Estados Unidos o sus dominios (según se define en el artículo 1.165-12(c)(1)(v) de las Reglamentaciones del Tesoro de los Estados Unidos), que compre para su propia cuenta o para su reventa o para la cuenta de ciertos clientes, que presente un certificado declarando que acepta cumplir con los requisitos del artículo 165(j)(3)(A), (B) o (C) del Código de Ingresos Internos de los Estados Unidos y de las Reglamentaciones del Tesoro de los Estados Unidos en virtud de las mismas, o a ciertas otras personas descriptas en el artículo 1.163-5(c)(2)(i)(D)(1)(iii)(B) de las Reglamentaciones del Tesoro de los Estados Unidos. Además, durante el período restringido, no se podrá entregar Obligaciones Negociables al Portador en forma definitiva después de su venta dentro de los Estados Unidos o sus dominios. Cualquier distribuidor (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(4) de las Reglamentaciones del Tesoro de los Estados Unidos) que participe en la oferta de Obligaciones Negociables al Portador deberá pactar que no ofrecerá o venderá (directa o indirectamente) ninguna Obligación Negociable al Portador durante el período restringido dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (excepto las personas descriptas anteriormente), que no entregará ninguna Obligación Negociable al portador en los Estados Unidos o sus dominios en relación con la venta de las Obligaciones Negociables al Portador durante el período restringido y que ha arbitrado los medios para asegurar que sus empleados y agentes que están directamente dedicados a la venta de Obligaciones Negociables al Portador conozcan las restricciones descriptas anteriormente. Si resultara aplicable, ninguna participación en una Obligación Negociable al Portador Global Definitiva o Cupón podrá entregarse en canje por participaciones en una Obligación Negociable al Portador Global Temporaria, como tampoco podrá pagarse ningún interés respecto de cualquier Obligación Negociable al Portador Global Definitiva, hasta que la persona con derecho a recibir esa participación o Cupón presente un Certificado de inexistencia de participaciones estadounidenses. Las Obligaciones Negociables al Portador y cualesquiera Cupones al portador llevarán una leyenda que exprese lo siguiente: "Toda Persona de los Estados Unidos tenedora de esta obligación estará sujeta a limitaciones en virtud de las leyes de impuestos a las ganancias de los Estados Unidos, incluyendo las limitaciones previstas en los artículos 165(j) y 1287(a) del Código de Ingresos Internos de los Estados Unidos. "Estados Unidos" significa los Estados Unidos de América (incluyendo los Estados y el Distrito de Columbia), y "dominios" de los Estados Unidos significa Puerto Rico, las Islas Vírgenes, Guam, Samoa Estadounidense, la Isla Wake y las Islas Marianas del Norte. "Persona de los Estados Unidos" significa (a) un propietario de una Obligación Negociable que es (i) ciudadano o residente estadounidense, (ii) una sociedad por acciones, sociedad por parte de interés u otra entidad creada o constituida en o bajo las leyes de los Estados Unidos o cualquier subdivisión política de ese país, o (iii) un patrimonio de afectación o fideicomiso cuyos ingresos estén sujetos al impuesto federal a las ganancias de los Estados Unidos independientemente de su fuente (y para algún ejercicio económico que comience después del 31 de diciembre de 1996, cualquier fideicomiso cuya administración está a cargo de uno o más fiduciarios de los Estados Unidos sujetos a supervisión primaria por parte de un tribunal de ese país), o (b) un propietario que no sea una Persona de los Estados Unidos, pero cuyos ingresos derivados de una Obligación Negociable están efectivamente conectados con el desarrollo de actividades comerciales en los Estados Unidos por el mismo. El Término también incluye a ciertas personas que fueron ciudadanas de los Estados Unidos, cuyos ingresos y ganancias derivadas de las Obligaciones Negociables están sujetas a impuestos.

Además de lo anteriormente mencionado, la emisión de Obligaciones Negociables al Portador estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

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Pagos y Agencias de Pago

Generalidades. Salvo que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente, todos los pagos respecto de las Obligaciones Negociables se efectuarán exclusivamente en la moneda o divisa estadounidense que al momento de pago sea de curso legal para el pago de deudas públicas y privadas. Salvo estipulación en contrario, todo lo mencionado con respecto a los pagos de las Obligaciones Negociables a los que se refiere este Prospecto o en los Términos y Condiciones se aplicará también a las Sumas Adicionales que deban pagarse según lo establecido anteriormente.

Obligaciones Negociables Nominativas. El Capital (incluyendo las Sumas Adicionales, como se define más adelante en la sección "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*") de las Obligaciones Negociables Nominativas se pagará a los Tenedores registrales de las mismas en la fecha de pago establecida contra presentación y entrega de dichas Obligaciones Negociables Nominativas en la *Corporate Trust Office* del Fiduciario en la Ciudad de Nueva York o, conforme a las leyes y reglamentaciones aplicables, en la oficina de cualquier agente de pago ubicado fuera del territorio de los Estados Unidos mediante cheque en Dólares (o en otra Moneda Especificada) girado contra, o en el caso de un Tenedor de por lo menos U$S 1.000.000 (o su equivalente en otra Moneda Especificada) del total de capital de Obligaciones Negociables de un Clase y contra solicitud de dicho Tenedor al Fiduciario al menos 10 días antes de la fecha de pago del capital, con instrucciones apropiadas de transferencia cablegráfica, mediante transferencia a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor registral en un banco de la Ciudad de Nueva York (o, si las Obligaciones Negociables estuvieran denominadas en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos).

El pago de intereses y Sumas Adicionales, si las hubiera, correspondientes a Obligaciones Negociables Nominativas se efectuará a las personas a cuyo nombre estén registradas en la Fecha de Registro (es decir, de conformidad con la definición incluida en el Contrato de Fideicomiso y a menos que se especifique de otro modo en los Términos, al cabo del 15° día anterior a cualquier Fecha de Pago de Interés correspondiente a una Clase en particular), aunque no sea un Día Hábil, independientemente de la cancelación de dicha Obligación Negociable Nominativa luego de cualquier canje o transferencia que se realice con posterioridad a la Fecha de Registro y antes de la Fecha de Pago de Interés correspondiente, siempre y cuando en el supuesto de que, y en la medida en que, las Emisoras no cumplieran con el pago de interés (incluyendo las Sumas Adicionales), adeudados en dicha Fecha de Pago de Interés para esa Clase, en cuyo caso el interés impago (incluyendo Sumas Adicionales), se pagará a las Personas a cuyo nombre estén registradas dichas Obligaciones Negociables Nominativas en la fecha de registro posterior que determinen las Emisoras mediante notificación enviada por correo por las Emisoras o en su nombre a los Tenedores de las Obligaciones Negociables Nominativas con no menos de 10 días de anticipación a dicha fecha de registro posterior, que deberá ser no menos de 15 días anterior a la fecha de pago de dicho interés impago; y a condición, además, de que el interés y las Sumas Adicionales pagaderos al vencimiento, rescate o repago (sea o no la fecha de vencimiento, rescate o repago una Fecha de Pago de Interés) será pagadero a la Persona a la cual corresponda el capital.

El pago del interés y las Sumas Adicionales, si las hubiera, de Obligaciones Negociables Nominativas se efectuará (i) en el caso de una Obligación Negociable Nominativa Global, mediante transferencia cablegráfica con fondos de disposición inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Depositario correspondiente en un banco de la Ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios); (ii) en el caso de una Obligación Negociable Nominativa Cartular, ya sea (A) mediante un cheque en Dólares (o cualquier otra Moneda Especificada) girado contra un banco de la Ciudad de Nueva York (o si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios) remitida al Tenedor a la dirección registrada del mismo o (B) contra solicitud al Fiduciario del Tenedor de por lo menos U$S 1.000.000 (o su equivalente en la Moneda Especificada) del capital de Obligaciones Negociables Nominativas Cartulares de esa Clase junto con instrucciones de transferencia cablegráfica apropiadas, en o antes de la Fecha de Registro correspondiente, mediante transferencia cablegráfica con fondos de disposición inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor en un banco de la Ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios).



Los pagos de capital e intereses de una Obligación Negociable Nominativa Global y las Sumas Adicionales, si corresponde, registrada a nombre de un Depositario o de quien éste designe se efectuarán al Depositario o a quien éste designe, según sea el caso, como titular registral de la Obligación Negociable Nominativa Global. Ni las Emisoras, sujeta a la legislación aplicable, ni el Fiduciario, ni ningún Agente de Pago tendrán responsabilidad u obligación alguna en ningún aspecto por los registros relativos a participaciones en las Obligaciones Negociables Nominativas Globales, o a los pagos efectuados en razón de éstos, o por mantener, supervisar o revisar cualquier registro relativo a las participaciones mencionadas.

Las Emisoras esperan que el Depositario de las Obligaciones Negociables Nominativas Globales o su designado, contra la recepción de cualquier pago de capital o intereses respecto de una Obligación Negociable Nominativa Global mantenida por dicho Depositario o por su designado, acredite en forma inmediata a las cuentas de los Participantes los pagos en sumas proporcionales a sus respectivas participaciones en dicha Obligación Negociable Nominativa Global tal como se refleja en los registros del Depositario o de su designado. Las Emisoras también esperan que los pagos de los Participantes a los titulares de participaciones en dicha Obligación Negociable Nominativa Global mantenida a través de dichos Participantes estarán regidos por las instrucciones y prácticas habituales, tal como sucede actualmente con los valores negociables mantenidos para las cuentas de clientes registrados a nombre de quienes éstos designen. Los mencionados pagos serán responsabilidad de dichos Participantes. Ver las secciones "-- *Forma y denominación*" y "*Compensación y liquidación*".

Obligaciones Negociables al Portador. El Capital y los intereses de Obligaciones Negociables al Portador y las Sumas Adicionales, si corresponden, se pagarán contra presentación y, en el caso de pago del capital, entrega de dichas Obligaciones Negociables al Portador o de los Cupones correspondientes a las mismas, según sea el caso, y sujeto a las leyes y regulaciones aplicables, en las oficinas de los Agentes de Pago fuera de los Estados Unidos y sus dominios que las Emisoras designen oportunamente en virtud del Contrato de Fideicomiso, y en las cuales, dichos pagos se efectuarán mediante cheque en Dólares (u otra Moneda Especificada) girado contra un banco de la Ciudad de Nueva York (o, en caso de que se encuentre denominada en una Moneda Especificada que no sea Dólares, fuera de los Estados Unidos y sus dominios) o, a opción de un Tenedor de por lo menos U$S 1.000.000 (o el equivalente en otra Moneda Especificada) en concepto de capital de Obligaciones Negociables de una Clase y ante presentación por parte de dicho Tenedor de una solicitud al Agente de Pago, a quien deberá presentarse y/o entregarse, según sea el caso, el Cupón u Obligación Negociable al Portador por lo menos 10 días anteriores a dicha fecha de pago junto con las instrucciones de transferencia cablegráfica correspondientes, por transferencia a una cuenta en Dólares (u otra Moneda Especificada) mantenida por el beneficiario en un banco ubicado fuera de los Estados Unidos y sus dominios (o en el centro financiero correspondiente, en el caso de Obligaciones Negociables al Portador denominadas en una Moneda Especificada). Sin perjuicio de lo antedicho, los pagos respecto de cualquiera de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso, podrán ser efectuados en efectivo (en Dólares) en la Argentina en la Fecha de Pago de Intereses o de capital respectiva solamente contra presentación en la oficina del Agente de Pago en la Argentina de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso (junto con un formulario de solicitud de pago proporcionado por dicho Agente de Pago) con por lo menos cinco y no más de nueve Días Hábiles de anticipación a la Fecha de Pago de Intereses o del capital respectiva, a condición de que, salvo que dicha presentación se efectúe dentro de dicho plazo, el Agente de Pago en la Argentina no estará obligado a realizar dicho pago en efectivo en la fecha de pago correspondiente, pero sí efectuará dichos pagos dentro de los cinco Días Hábiles de la fecha real de presentación. No se efectuará ningún pago respecto de una Obligación Negociable al Portador o Cupón en la *Corporate Trust Office* del Fiduciario, ni ningún pago por transferencia a una cuenta, o envío por correo a una dirección en los Estados Unidos o sus dominios, salvo que lo permitan las leyes y regulaciones impositivas de los Estados Unidos en vigencia en la fecha de dicho pago, sin perjuicio para las Emisoras. Sin perjuicio de lo antedicho, el pago de Obligaciones Negociables al Portador o de Cupones podrá efectuarse contra entrega de los mismos en la *Corporate Trust Office* del Fiduciario solamente si: (i) el pago en todas las agencias de pago fuera de los Estados Unidos y sus dominios fuera ilegal o estuviera realmente imposibilitado por restricciones de los controles cambiarios u otras restricciones similares (según el significado atribuido por el artículo 1.163-5(c)(2)(v)(B) de las Reglamentaciones del Tesoro de los Estados Unidos), y (ii) si dicho pago fuera permitido por las leyes de los Estados Unidos.

Con excepción de lo dispuesto en el Contrato de Fideicomiso, los titulares de una participación en una Obligación Negociable al Portador Global Temporaria no estará facultado para recibir los pagos respecto de las Obligaciones Negociables hasta que la participación sea canjeada por una participación en una Obligación Negociable al Portador Global Definitiva o una Obligación Negociable al Portador Cartular de conformidad con los Términos descriptos en la sección "-- *Forma y denominación -- Obligaciones Negociables al Portador Globales*". Los montos

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pagaderos respecto de cualquier porción no canjeada de la Obligación Negociable al Portador Global Temporaria serán pagados por las Emisoras al Fiduciario, quien los retendrá para su entrega contra dicho canje. Todo pago del capital, interés y Suma Adicional, si corresponde, respecto de cualquier porción de las Obligaciones Negociables representada por una Obligación Negociable al Portador Global Definitiva será realizado al Portador contra presentación y entrega de un Cupón o, en el caso de pago del capital, de la Obligación Negociable al Portador Global Definitiva, según sea el caso.

Pago de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y Cupones en la Argentina. Los Tenedores de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones, si los hubiera, que opten por recibir el pago del capital y/o del interés o el precio de rescate, si lo hubiera, en la Argentina, deberán presentar una solicitud en el domicilio especificado del Agente de Pago en la Argentina entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés correspondiente, o fecha de rescate o de vencimiento de los mismos, a fin de recibirlo en la Fecha de Pago de Interés o fecha de rescate o al vencimiento. La presentación mencionada se efectuará completando un formulario que se puede obtener en el domicilio especificado del Agente de Pago en la Argentina y por medio del cual, se requerirá a cada uno de los Tenedores que indique, entre otras cosas, si está o no sujeto al Decreto N° 1.076/92 (el "Decreto N° 1.076/92") y al Título VI de la Ley de Impuestos a las Ganancias (texto ordenado de 1997). Si el Tenedor omitiera efectuar la presentación entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés, fecha de rescate o fecha de vencimiento respectiva, el Tenedor tendrá derecho a recibir el pago respectivo al tercer Día Hábil posterior a la fecha en la cual se haya efectuado la presentación al Agente de Pago. Todos los pagos que efectúe el Agente de Pago en la Argentina respecto de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones se efectuarán en efectivo o mediante transferencia cablegráfica a la cuenta del Tenedor en un banco ubicado fuera de los Estados Unidos y en el supuesto de Obligaciones Negociables al Portador Cartulares y Cupones fuera de los dominios de los Estados Unidos (a condición de que el Tenedor haya proporcionado al Agente de Pago en la Argentina suficiente información respecto de tal cuenta y banco no menos de cinco Días Hábiles anteriores a la Fecha de Pago de Interés correspondiente o fecha de rescate o de vencimiento de los mismos). Ver la sección "*Impuestos -- Impuesto a las ganancias sobre pago de interés*".

En relación con el párrafo anterior, todo Tenedor de una Obligación Negociable Nominativa Cartular, de una Obligación Negociable al Portador Cartular o Cupón, sujeto al Decreto N° 1.076/92 deberá presentar su Obligación Negociable Nominativa Cartular, Obligación Negociable al Portador Cartular o Cupón exclusivamente al Agente de Pago en la Argentina y cumplir con lo previsto en el párrafo inmediato anterior a fin de recibir pagos de capital y/o del interés o el precio de rescate respecto de las mismas. No obstante lo anterior, ni las Emisoras ni ningún Agente de Pago podrán rehusarse a realizar cualquier pago como consecuencia de la oración precedente o requerir una certificación acerca de si algún Obligacionista se encuentra sujeto a dicho Decreto. Ver la sección "*Impuestos -- Impuesto a las ganancias sobre pago de interés*".

Pagos en ECU. El Artículo 109G del Tratado que constituye las Comunidades Europeas (el "Tratado de Roma"), modificado por el Tratado de la Unión Europea (el "Tratado de Maastricht", y junto con el Tratado de Roma, el "Tratado") establece que no se podrá cambiar la composición monetaria de la unidad monetaria europea ("ECU"). De conformidad con el Tratado, la unión monetaria europea se efectuará en tres etapas, la segunda de las cuales ha comenzado el 1 de enero de 1994 con la entrada en vigencia del Tratado de Maastricht. El Tratado estipula que al comienzo de la tercera etapa de la unión monetaria europea el valor de la ECU frente a las monedas de los estados miembros que participan en la tercera etapa será irrevocablemente fijo, y la ECU se convertirá en una moneda por derecho propio. En vistas a dicha tercera etapa, el Consejo Europeo decidió en la reunión celebrada el 16 de diciembre de 1995 que el nombre de la moneda será "Euro" y que de conformidad con el Tratado, la sustitución de la Euro por la ECU se efectuará a un tipo de cambio de una Euro por una ECU. Desde el comienzo de la tercera etapa de la unión monetaria europea, todos los pagos en relación con las Obligaciones Negociables denominadas o pagaderas en ECU se efectuarán en Euro al tipo de cambio estipulado en ese momento de acuerdo con el Tratado.

El 3 de mayo de 1998, el Consejo de la Unión Europea adoptó la Regulación del Consejo (RC) N° 974/98 (la "RC 974"), por medio de la cual se establece que la moneda de Bélgica, Alemania, España, Francia, Irlanda, Italia, Luxemburgo, Países Bajos, Austria, Portugal y Finlandia (los "Estados Miembros Participantes") será el Euro, el cual reemplazará la moneda de cada Estado Miembro Participante a una tasa fija irrevocable de conversión adoptada por el Consejo de la Unión Europea de conformidad con el Tratado. Asimismo, la RC 974 establece un "período

M

transicional" a partir del 1° de enero de 1999 y hasta el 31 de diciembre de 2001, durante el cual la sustitución de la moneda de cada Estado Miembro Participante por el Euro no producirá por si misma el efecto de alterar la denominación de los instrumentos legales existentes a la fecha de la sustitución y, sujeto a cualquier disposición de las partes, los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación de una unidad monetaria nacional serán realizados en dicha unidad y los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación en Euro o en una unidad monetaria nacional de un Estado Miembro Participante y pagadero dentro de dicho estado podrán ser abonados tanto en Euro como en la unidad monetaria nacional aplicable. De conformidad con la RC 974, a partir de la finalización del período transicional, cuando los instrumentos legales hagan referencia a unidades monetarias nacionales de los Estados Miembros Participantes, dichas referencias se entenderán como referencias al Euro de conformidad con las tasas de conversión respectivas, sujeto a las normas de redondeo estipuladas en la Regulación del Consejo (RC) N° 1103/97.

En julio de 1997, se reformó la Ley de Obligaciones Generales del estado de Nueva York (*General Obligations Law*) a fin de establecer que, sujeto a cualquier acuerdo específico en contrario entre las partes de un contrato, título valor o instrumento regido por la ley de Nueva York, (i) si la moneda de pago de dicho contrato, título valor o instrumento es el ECU o una moneda que es reemplazada por el Euro, el Euro constituirá una moneda sustituta razonable en términos comerciales y un equivalente material que podrá ser utilizada tanto para determinar el valor del ECU o de la moneda reemplazada para el pago a una tasa de conversión especificada en las normas adoptadas por el Consejo de la Unión Europea o de otra forma calculada de conformidad con dichas normas, (ii) los pagos en virtud de dicho contrato, título valor o instrumento podrá ser también efectuados en la moneda o monedas originalmente designadas en el contrato, título valor o instrumento en la medida en que dicha moneda o monedas continúen siendo la moneda de curso legal (pero no podrán efectuarse en otra moneda, sin importar si la misma haya sido reemplazada por el Euro o sea una moneda que es considerada una denominación del Euro o tenga una tasa fija de conversión respecto del Euro) y (iii) la implementación del Euro y la realización de pagos en virtud de un contrato, título valor o instrumento de conformidad con las disposiciones anteriores no causarán la liberación o la exención del cumplimiento en virtud de dicho contrato, título valor o instrumento ni otorgarán a una parte el derecho de alterar o terminar de forma unilateral dicho contrato, título valor o instrumento.

Pagos en Días Hábiles; Sumas de dinero sin reclamar. Si la fecha de vencimiento, una fecha de rescate anticipado o repago o una Fecha de Pago de Interés de las Obligaciones Negociables no fuera en un Día Hábil, el pago del capital o interés (excepto en el caso de Obligaciones Negociables a Tasa Flotante en las que designara la tasa LIBOR como Tasa Base) y las Sumas Adicionales, si hubiera, se realizará en el Día Hábil siguiente. Todos los pagos que se realicen en virtud de la oración anterior en el Día Hábil siguiente tendrán la misma fuerza y efecto que si se hubieran efectuado en el día correspondiente y no se devengará interés alguno para el período que comenzara a partir de esa fecha de vencimiento, rescate o repago, o Fecha de Pago de Intereses, según sea el caso. En el caso de las Obligaciones Negociables a Tasa Flotante, si la tasa LIBOR fuera la Tasa Base (tal como se indica en la carátula de la Obligación Negociable), y el Día Hábil cae en el mes siguiente, la Fecha de Pago de Intereses correspondiente será el Día Hábil inmediatamente anterior.

Toda acción contra las Emisoras por el pago de capital e interés de o con respecto a las Obligaciones Negociables y Cupones (incluyendo Sumas Adicionales), serán inválidas a menos que sean incoadas dentro de los tres años desde la fecha en la cual vencen las Obligaciones Negociables.

Restricciones cambiarias. Conforme los términos de las Obligaciones Negociables, las Emisoras han acordado que en el caso de cualquier restricción o prohibición de la Ley de Convertibilidad o de la libre transferencia de divisas al extranjero en el mercado cambiario en la Argentina, las Emisoras, a su propio costo, pagaran todas las sumas exigibles respecto de las Obligaciones Negociables en Dólares mediante (i) la venta de Bonos Externos de la Argentina ("BONEX") o de cualquier otro bono público o privado emitido en Dólares en la Argentina, o (ii) cualquier otro mecanismo legal para la adquisición de Dólares en cualquier mercado cambiario. Todos los costos, incluyendo cualquier impuesto, relativos a las operaciones para la obtención de Dólares serán soportados por las Emisoras. En caso de que las restricciones o prohibiciones cambiarias se apliquen a pagos relativos a las Obligaciones Negociables en una moneda que no sea el Dólar, tales pagos se deberán realizar en esa otra moneda obtenida de la misma manera a un tipo de cambio prevaleciente en la ciudad de Nueva York o Londres, a opción de las Emisoras, al momento del pago. Ver la sección *"Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario"*.

Interés

Generalidades. Las Obligaciones Negociables podrán emitirse (i) devengando interés a una tasa fija (las "Obligaciones Negociables a Tasa Fija"), (ii) devengando interés a una tasa flotante (las "Obligaciones Negociables a Tasa Flotante"), (iii) con descuento sin devengar interés (las "Obligaciones Negociables con Descuento de Emisión Original"), o (iv) según se especifique en el Informe de Términos y Condiciones correspondiente.

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario, el Bank of New York será el agente de cálculo (el "Agente de Cálculo"), expresión que incluirá a cualquier otro agente de cálculo autorizado con respecto a las Obligaciones Negociables a Tasa Flotante.

Obligaciones Negociables a Tasa Fija. Cada Obligación Negociable a Tasa Fija devengará interés desde la fecha de emisión a la tasa anual que se indique en el anverso de la misma hasta que su Capital sea pagado o se encuentre disponible para el pago. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés se calculará sobre la base de un año de 360 (trescientos sesenta) días constituido por 12 (doce) meses de 30 (treinta) días cada uno. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, los pagos de interés de las Obligaciones Negociables con Tasa Fija se efectuarán semestralmente y al vencimiento.

Los pagos de interés por Obligaciones Negociables a Tasa Fija incluirán el interés devengado desde la fecha de emisión o desde la última fecha respecto de la cual se haya pagado interés o se haya puesto a disposición interés, según sea el caso, hasta, pero excluyendo, la Fecha de Pago de Interés o la fecha de vencimiento o la fecha de su rescate o repago anticipado, según sea el caso.

Obligaciones Negociables a Tasa Flotante. En el caso de Obligaciones Negociables a Tasa Flotante, comenzando con la Fecha de Renovación del Interés Inicial (especificada en el anverso de la Obligación Negociable y en los Términos) después de la Fecha de Emisión Originaria (especificada en el anverso de la misma y en los Términos), la tasa a la cual será pagadero el interés sobre esta Obligación Negociable se renovará diariamente, semanalmente, mensualmente, trimestralmente, semestralmente o anualmente, como se indique en el anverso de la Obligación Negociable a Tasa Flotante, bajo "Período de Renovación del Interés" (según se establece en los Términos); no obstante lo anterior, (i) la tasa de interés en vigencia desde la Fecha de Emisión Originaria hasta la Fecha de Renovación del Interés Inicial especificada en el anverso de la Obligación Negociable a Tasa Flotante y en los Términos será la Tasa de Interés Inicial, (ii) la tasa de interés en vigencia para los 15 días inmediatamente anteriores al vencimiento, al rescate o a la fecha de repago de la Obligación Negociable a Tasa Flotante, según corresponda, será la tasa en vigencia el decimoquinto día anterior a tal vencimiento, rescate o fecha de repago de tal Obligación Negociable, según corresponda. La tasa de interés en vigencia en cualquier Fecha de Renovación del Interés será la tasa aplicable según se renueve en esa fecha. La tasa de interés aplicable a cualquier otro día es la de la Fecha de Renovación del Interés inmediata anterior (o, si no existiera, la Tasa de Interés Inicial). Sujeto a las disposiciones legales aplicables y salvo por lo aquí especificado, en cada Fecha de Renovación del Interés, la tasa de interés sobre la Obligación Negociable a Tasa Flotante será la tasa determinada de acuerdo con el párrafo siguiente y las disposiciones de las tasas base de interés (las "Tasas Base") descriptas en el Contrato de Fideicomiso, que sean aplicables.

La tasa de interés sobre la Obligación Negociable a Tasa Flotante se calculará por referencia a la Tasa Base especificada (i) más o menos el Margen, si lo hubiera, especificado en el Informe de Términos y Condiciones correspondiente y/o (ii) multiplicado por el Multiplicador de Margen, si lo hubiera, especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Los pagos de interés sobre una Obligación Negociable a Tasa Flotante (salvo que el interés sobre la Obligación Negociable a Tasa Flotante fuera renovado diaria o semanalmente) serán los montos de interés devengados desde la Fecha de Emisión Originaria, inclusive, o desde la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente el mismo, inclusive, hasta (sin excluir) la Fecha de Pago de Interés o fecha de vencimiento, rescate o repago. Si el interés sobre la Obligación Negociable a tasa flotante fuera renovado diaria o semanalmente, los pagos de interés serán los montos de interés devengados desde la Fecha de Emisión Originaria, o desde la Fecha de Registro anterior a la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente éstos, inclusive, según sea el caso, hasta la Fecha de Registro inmediatamente anterior a tal Fecha



de Pago de Interés, inclusive, excepto que al vencimiento o en cualquier rescate o repago anterior, el interés pagadero incluirá el devengado, pero excluirá la fecha de vencimiento, rescate o repago, según sea el caso.

Si la Tasa Base sobre una Obligación Negociable a Tasa Flotante fuera la Tasa para Plazos Fijos, la Tasa para Títulos Valores a Corto Plazo, la Tasa de los Fondos Federales de los Estados Unidos o la Tasa Prime (como se define en los Términos), entonces la "Fecha de Determinación de Interés" perteneciente a la Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Hábil inmediato siguiente a tal Fecha de Renovación del Interés. Si la Tasa Base sobre esa Obligación Negociable a Tasa Flotante fuera la tasa LIBOR, entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Bancario de Londres anterior a esa Fecha de Renovación del Interés. Si la Tasa Base sobre la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro, entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para tal Obligación Negociable a Tasa Flotante será el día de la semana en el cual cayera la Fecha de Renovación del Interés, y que normalmente se subasten letras del Tesoro. Las letras del Tesoro normalmente se subastan los lunes de cada semana, a menos que sea un feriado nacional, en cuyo caso la subasta se celebra normalmente el martes siguiente, pero puede celebrarse el viernes anterior. Si la subasta se efectuara el viernes anterior como resultado de un feriado nacional, ese viernes será la Fecha de Determinación de Interés perteneciente a la Fecha de Renovación del Interés de la semana inmediata siguiente. Si la subasta coincidiera con una Fecha de Renovación del Interés, ésta será el Día Hábil inmediato siguiente.

Sin perjuicio de lo que antecede, la tasa de interés establecida en cualquier Obligación Negociable a Tasa Flotante no podrá ser mayor a la Tasa de Interés Máxima, si la hubiera, ni menor que la Tasa de Interés Mínima, si la hubiera, exhibida en el anverso de la Obligación Negociable a Tasa Flotante e indicada en el Informe de Términos y Condiciones correspondiente. El Agente de Cálculo (especificado en el Informe de Términos y Condiciones correspondiente) calculará la tasa de interés sobre la Obligación Negociable de conformidad con lo antedicho y la Tasa Base según se describe en los Términos con anterioridad a cada Fecha de Cálculo, inclusive, (como se la define a continuación). La Tasa de Interés sobre una Obligación Negociable a Tasa Flotante en ningún caso podrá ser superior a la tasa máxima permitida por las leyes de Nueva York que puede ser modificada por las leyes de aplicación general de los Estados Unidos.

El Agente de Cálculo notificará la tasa de interés, la suma de interés para cada período y la Fecha de Pago de Interés a las Emisoras, al Fiduciario y a cualquier bolsa de comercio en que coticen las Obligaciones Negociables a Tasa Flotante, tan pronto como le sea posible luego de su determinación, pero nunca después del cuarto Día Hábil de la misma y, en el caso de las Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo, nunca después del primer día del Período de Renovación del Interés correspondiente. Dicha notificación será realizada de conformidad con las disposiciones de las Obligaciones Negociables referidas a las notificaciones a los Obligacionistas. Ver la sección "*Notificaciones*" más adelante. La suma de interés y la Fecha de Pago de Interés pueden ser modificadas posteriormente (o debidamente ajustadas) sin notificación de dicha modificación en caso de que el Período de Renovación del Interés resulte extendido o abreviado. Cualquier modificación será inmediatamente notificada a las bolsas de comercio en que coticen las Obligaciones Negociables a Tasa Flotante.

La tasa de interés para cualquier Obligación Negociable a Tasa Flotante que no sea una Obligación Negociable cuya Tasa Base sea la Tasa LIBOR o la Tasa de los Bonos del Tesoro será determinada de conformidad con las disposiciones de dicha Obligación Negociable a Tasa Flotante y del Informe de Términos y Condiciones correspondiente.

Cuando sea aplicable, la "Fecha de Cálculo" correspondiente a cualquier Fecha de Determinación del Interés será la/s fecha/s especificada/s en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente. Si tal fecha no se encuentra así especificada la Fecha de Cálculo será la que resulte primero entre el décimo día corrido posterior a tal Fecha de Determinación de Interés o la próxima Fecha de Registro posterior a la Fecha de Determinación de Interés o, si cualquiera de tales días no es un Día Hábil, el siguiente Día Hábil.

El interés devengado se calculará multiplicando el monto de capital de la Obligación Negociable a Tasa Flotante por un factor de interés devengado. El mencionado factor de interés devengado se computará sumando los factores de interés calculados para cada día del período para el cual se está pagando interés. El factor de interés para cada uno de esos días se computa dividiendo la tasa de interés aplicable a ese día por 360 (trescientos sesenta), si la Tasa

Base especificada en el Informe de Términos y Condiciones correspondiente fuera la Tasa para Plazos Fijos (*CD Rate*), la Tasa para Títulos Valores a Corto Plazo (*Commercial Paper Rate*), la Tasa de los Fondos Federales de los Estados Unidos (*Federal Funds Rate*), la LIBOR o la Tasa Prime, o por la cantidad real de días del año, si la Tasa Base respecto de la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro. Todos los porcentajes utilizados en o resultantes de cualquier cálculo de la tasa de interés respecto de la Obligación Negociable a Tasa Flotante serán redondeados, si fuera necesario, a un cienmilésimo de un punto de porcentaje, con cinco millonésimos de un punto de porcentaje hacia arriba, y todos los montos en Dólares utilizados en o resultantes de tal cálculo respecto de una Obligación Negociable a Tasa Flotante se redondearán con una aproximación de un centavo, con medio centavo hacia arriba.

Otras Obligaciones Negociables que devengan interés y Obligaciones Negociables con Descuento de Emisión Original. La tasa de interés, si la hubiera, o el método para determinar el interés pagadero, si lo hubiera, con respecto a cualquier Obligación Negociable que no sea una Obligación Negociable a Tasa Fija u Obligación Negociable a Tasa Flotante será especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Rescate y recompra

Rescate al vencimiento. En el caso de que las Obligaciones Negociables no sean previamente rescatadas, compradas o canceladas, las Obligaciones Negociables serán rescatadas al valor de su capital (o cualquier otra suma de rescate determinada en el Informe de Términos y Condiciones de cada Clase) a la fecha o fechas determinadas en el Informe de Términos y Condiciones correspondiente o, en el caso de Obligaciones Negociables a Tasa Flotante, a la Fecha de Pago de Interés del mes en cual se produce el rescate especificado.

Recompra y cancelación. Las Emisoras y cualquiera de sus respectivas Sociedades Relacionadas (como se las define más adelante) podrán en cualquier momento y oportunamente comprar cualquier Obligación Negociable en el mercado abierto o a cualquier otro precio con la condición de que (i) en el caso de una Obligación Negociable al Portador Cartular se compre junto con todos los Cupones no vencidos relativos a las mismas, y que (ii) en el caso de una Obligación Negociable Nominativa, las Emisoras o sus respectivas Sociedades Relacionadas, según sea el caso, hayan cumplido con los requisitos del presente párrafo. Cualquier Obligación Negociable así comprada por las Emisoras o cualquiera de las Sociedades Relacionadas podrá ser reemitida o revendida o, a opción de las Emisoras o de las Sociedades Relacionadas, según sea el caso, podrá ser entregada al Fiduciario para su cancelación. Las Obligaciones Negociables así adquiridas, mientras estén en posesión de o a nombre de las Emisoras o de sus Sociedades Relacionadas, no darán derecho de voto al Tenedor en ninguna asamblea de Obligacionistas y no se las considerará En Circulación con el fin de calcular los quórum en las asambleas de Obligacionistas. Las Emisoras no adquirirán participación alguna, y harán todo lo posible para que sus Sociedades Relacionadas no lo hagan en ninguna Obligación Negociable, salvo que se notifique la compra al Fiduciario. El Fiduciario y todos los Obligacionistas tendrán derecho a confiar sin mayor investigación en cualquiera de las notificaciones (o ausencia de las mismas).

Rescate por razones impositivas; Sumas Adicionales. Todo pago por las Emisoras con respecto a las Obligaciones Negociables se efectuará sin retención o deducción a cuenta de ningún impuesto, derecho, tasa, u otras cargas gubernamentales, presente o futuro, de cualquier naturaleza impuesto, exigido o establecido en el futuro por la Argentina o en su representación, o de cualquier autoridad o subdivisión política de la misma que tengan autoridad para gravar, salvo que las Emisoras se vean legalmente obligadas a deducir o retener tales impuestos, derechos, tasas u otras cargas gubernamentales.

En tal caso, las Emisoras pagarán a cada Obligacionista las sumas adicionales ("Sumas Adicionales") que sean necesarias para asegurar que los montos netos efectivamente recibidos por tales Obligacionistas después de realizadas dichas retenciones o deducciones sean iguales a los respectivos montos de capital e intereses que hubieran sido pagaderos respecto de las Obligaciones Negociables en ausencia de dichas retenciones o deducciones, no obstante, ninguna de dichas Sumas Adicionales será pagadera respecto de cualquier Obligación Negociable o Cupón (i) presentado para su pago más de 30 días después de la última de las siguientes fechas: (A) la fecha en la cual dicho pago venciera por primera vez y (B) si el monto total pagadero no hubiera sido recibido por el Fiduciario a más tardar en dicha fecha de vencimiento, o en la misma fecha en la cual habiéndose recibido el monto total, se haya dado notificación al respecto a los Tenedores por parte del Fiduciario, salvo en la medida en que el Tenedor hubiera tenido derecho a dichas Sumas Adicionales al presentar dicha Obligación Negociable o Cupón para el pago, el



último día de dicho período de 30 días; (ii) mantenido por o en representación de un Obligacionista que en razón de tener alguna conexión con la Argentina (o cualquier subdivisión política o autoridad de la misma) que no sea la mera tenencia de tal Obligación Negociable o Cupón o la recepción de capital o interés respecto de éstas, deba abonar el impuesto a las ganancias, o que esté obligado al pago de impuestos, derechos, tasas o cargas gubernamentales en relación a dicha Obligación Negociable o Cupón; (iii) en el caso de Obligaciones Negociables Nominativas en la medida en que los impuestos, derechos, tasas u otras cargas gubernamentales no hubieran sido impuestos, de no haber sido por la omisión por parte del Obligacionista de cumplir, ante la solicitud de las Emisoras realizada en forma razonable, con algún requisito de certificación, identificación u otro requisito de información relativo a nacionalidad, residencia, identidad o relación con la Argentina, que sea exigido o impuesto por las leyes como condición previa para la exención de la totalidad o de parte de dichos impuestos, tasas o cargas gubernamentales; o (iv) cualquier combinación de (i), (ii) y (iii).

Las Emisoras pagarán todo impuesto de sellos, tasa judicial o documentaria o todo otro impuesto interno o impuesto a la propiedad (excepto lo que se dispone en la sección "*Impuestos*" o lo que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente), cargas o gravámenes similares presentes o futuros establecidos en la Argentina (o cualquier autoridad impositiva o subdivisión política de la misma), o en cualquier otra jurisdicción que surjan como resultado de la creación, emisión, suscripción, entrega, registro u oferta inicial de las Obligaciones Negociables o de un Cupón o de cualquier otro documento o instrumento mencionado en las Obligaciones Negociables o de la ejecución de las Obligaciones Negociables al producirse un Caso de Incumplimiento (según se lo define en el presente).

Las Obligaciones Negociables podrán rescatarse, a opción de las Emisoras, en forma total, pero no parcial, en cualquier momento, previa notificación de no más de 60 días corridos ni menos de 30 días corridos a los Obligacionistas (notificación que será irrevocable y que se efectuará en la manera que se describe en la sección "*Notificaciones*"), a un precio de rescate igual al 100 % del monto del capital de las mismas, junto con el interés devengado a la fecha fijada para el rescate y las Sumas Adicionales, si las hubiera, a la fecha de rescate si (i) las Emisoras determinasen y certificasen al Fiduciario que como resultado de cualquier cambio o modificación a las leyes (o normas o regulaciones promulgadas en virtud de las mismas) de la Argentina o de cualquier subdivisión política o autoridad impositiva de o para la misma que afectara los impuestos en la forma que fuera, o de cualquier cambio de la posición oficial o interpretación relativa a la aplicación de dichas leyes, normas y regulaciones (incluyendo, entre otras, la sostenida por un tribunal competente), y dicho cambio, enmienda, aplicación o interpretación entrara en vigencia en o con posterioridad a la fecha de emisión de las Obligaciones Negociables, las Emisoras han pagado o se vieran obligadas a pagar Sumas Adicionales respecto de dichas Obligaciones Negociables en virtud de los Términos de las mismas y (ii) dicha obligación no pudiera ser evitada por las Emisoras tomando las medidas razonables de que dispongan. La fecha estipulada para dicho rescate no podrá ser anterior a la última fecha posible en la cual las Emisoras podrían realizar dicho pago sin que les fuera requerido realizar dicha retención o deducción o abonar dichas Sumas Adicionales, siempre que, sin embargo, la frase "en forma total pero no parcial" se referirá a todas las Obligaciones Negociables de una Clase respecto de la cual las Emisoras se encuentran obligadas a pagar Sumas Adicionales, y no requerirá que las Emisoras rescaten cualquier otra Obligación Negociable de una Clase respecto de la cual tal obligación no se aplica. Con anterioridad a la publicación de cualquier notificación de rescate de las Obligaciones Negociables en virtud de lo antedicho, las Emisoras entregarán al Fiduciario un certificado firmado por un Representante Autorizado de las Emisoras (según se lo define en el Contrato de Fideicomiso) debidamente designado por el Directorio de cada una de ellas, acreditando que tal Emisora no puede evitar, mediante las medidas razonables disponibles, su obligación de pagar Sumas Adicionales. Tal Emisora entregará, asimismo, un dictamen de un auditor independiente o asesor legal (de reconocido prestigio) que sea aceptable para el Fiduciario expresando que la misma estaría obligada a pagar Sumas Adicionales debido a cambios en las leyes impositivas. El Fiduciario aceptará el certificado y el dictamen como prueba suficiente del cumplimiento de las condiciones precedentes previstas en las cláusulas (i) y (ii) antes mencionadas, en cuyo caso el mismo será definitivo y vinculante para los Tenedores de Obligaciones Negociables y de Cupones.

Si a las Emisoras les fuere requerido el pago o de otra forma el reembolso de sumas exigidas en virtud de la Ley N° 23.966 sobre el impuesto a los bienes personales en la Argentina o sus modificatorias o impuesto creado en su lugar con respecto a cualquier Obligacionista, las Emisoras tendrán el derecho de rescatar, en forma total pero no parcial, las Obligaciones Negociables de conformidad con el párrafo precedente y el Contrato de Fideicomiso.

M

Rescate a opción de las Emisoras. Si así lo estableciera el Informe de Términos y Condiciones correspondiente, las Emisoras pueden (salvo estipulación en contrario del Informe de Términos y Condiciones) notificando a los Tenedores de Obligaciones Negociables con una anticipación no mayor de 60 (sesenta) días ni menor a 30 (treinta) días según la sección "*Notificaciones*" más adelante, (notificación que será irrevocable) y al Fiduciario y a la CNV, rescatar la totalidad o una parte de las Obligaciones Negociables en circulación a esa fecha (la(s) "Fecha(s) de Rescate Opcional") y por las sumas (las "Sumas de Rescate Opcional") especificadas o determinadas de la forma establecida en el Informe de Términos y Condiciones correspondiente junto con el interés devengado (si lo hubiera) a la fecha fijada para el rescate (fecha que, en el caso de Obligaciones Negociables a Tasa Flotante, debe ser una Fecha de Pago de Interés). En el caso de que se rescate sólo algunas de las Obligaciones Negociables de una Clase, los términos de dicho rescate serán establecidos en el Informe de Términos y Condiciones correspondiente, estipulándose, sin embargo, que a menos que se especifique lo contrario, en el caso de un rescate parcial de Obligaciones Negociables Cartulares de dicha Clase, dichas Obligaciones Negociables serán seleccionadas individualmente al azar o de cualquier otra manera que el Fiduciario considere justa y equitativa para los Obligacionistas no más de 60 días antes de la fecha de rescate fijada y se notificará (conforme con la sección "*Notificaciones*") una lista de las Obligaciones Negociables que se van a rescatar con no menos de 30 días de anterioridad a esa fecha. En el caso de un rescate parcial de Obligaciones Negociables representadas por una Obligación Negociable Global, las Obligaciones Negociables serán seleccionadas de conformidad con las reglas del Depositario correspondiente y sus Participantes, según sea el caso.

Rescate de Obligaciones Negociables con Descuento de Emisión Original. A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, en el caso de rescate anterior al vencimiento de una Obligación Negociable con Descuento de Emisión Original, la suma exigible al vencimiento (la "Suma Amortizada") será equivalente a la suma (i) del Precio de Referencia o, si este no fuera especificado en el Informe de Términos y Condiciones correspondiente, el primer precio al que se vendió al público una cantidad substancial de Obligaciones Negociables, excluyendo a los suscriptores, colocadores, o mayoristas (el "Precio de Emisión"), de dicha Obligación Negociable y (ii) el producto de lo devengado (el "Rendimiento al Vencimiento") según lo especificado en el Informe de Términos y Condiciones (compuesto anualmente) y el Precio de Referencia o, si éste no fuera especificado en el Informe de Términos y Condiciones correspondiente, el Precio de Emisión desde la fecha de emisión (inclusive) hasta el día antes de la Fecha de Rescate Opcional (o, en el caso de un rescate por razones impositivas, la fecha fijada para el rescate) y calculado de acuerdo con los principios generalmente aceptados en los Estados Unidos en lo que se refiere a la computación de la renta de títulos, pero en ningún caso la Suma Amortizada excederá el capital de las Obligaciones Negociables debido al vencimiento. Todo monto de capital en circulación de dicha Obligación Negociable impago al vencimiento devengará interés desde la fecha de vencimiento a una tasa anual igual al Rendimiento al Vencimiento especificado en el Informe de Términos y Condiciones correspondiente. Dicho interés se seguirá devengando (antes y después de la sentencia, en la medida en que lo permita la legislación aplicable) hasta el día en que todas las sumas debidas con respecto a dicha Obligación Negociable hayan sido pagadas o debidamente entregadas.

Repago a opción de los Obligacionistas

Salvo indicación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables no podrán rescatarse a opción de los Obligacionistas o, en caso de una Obligación Negociable Global, los titulares de una participación en la misma, antes del vencimiento. Si así lo especificara el Informe de Términos y Condiciones correspondiente, una Obligación Negociable será rescatable a opción del Obligacionista en la fecha o fechas especificadas antes de su fecha de vencimiento y, salvo especificación en contrario en el Informe de Términos y Condiciones, a un precio igual al 100 % del capital respectivo, junto con el interés devengado a la fecha de repago. Los titulares de una participación en una Obligación Negociable Global podrán ejercer su opción, en caso de existir, a través de un Tenedor de una Obligación Negociable Global.

Salvo estipulación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables sujetas al repago anticipado opcional, serán repagaderas en todo o en parte en incrementos de U$S 1.000 (o, si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar estadounidense, en incrementos de 1.000 unidades de dicha Moneda Especificada) (con la condición de que cualquier monto de capital remanente de la misma no será inferior a la denominación mínima autorizada de la misma) a opción del Tenedor de la misma, a un precio igual al 100 % del monto de capital a ser repagado, junto con el interés (incluyendo Sumas Adicionales) de la misma pagadero hasta la fecha de repago. Las Obligaciones Negociables presentadas para su repago anticipado en todo o en parte a opción del Tenedor, deberán ser recibidas

en la *Corporate Trust Office* del Fiduciario, en el Condado de Manhattan, Ciudad de Nueva York, con por lo menos 15 días calendario pero no más de 30 días calendario de anterioridad a la Fecha de Repago Opcional estipulada en los Términos conjuntamente con el formulario denominado "Opción para la Elección de Repago" debidamente completado o un telegrama, transmisión por facsímil o una carta del Depositario o Depositario común de la Obligación Negociable, consignando el nombre del titular de la participación en la Obligación Negociable, el monto de capital de la Obligación Negociable, el monto de capital de la Obligación Negociable que deberá repagarse, el número del certificado (si fuera aplicable) o descripción del tenor y de los términos de la Obligación Negociable, una declaración de que con ello se está ejerciendo la opción de elección de repago y una garantía de que la Obligación Negociable a ser repagada, junto con la "Opción para Elección de Repago" debidamente completada, serán recibidos por el Fiduciario antes del quinto Día Hábil posterior a la fecha de dicho telegrama, telex, transmisión facsimilar o carta; no obstante, el telegrama, transmisión por fax o carta sólo será efectiva si tal Obligación Negociable y el formulario debidamente completado fueran recibidos por el Fiduciario dentro del quinto Día Hábil mencionado. Salvo que el Informe de Términos y Condiciones correspondiente especifique lo contrario, el ejercicio de la opción de repago por el Tenedor de la Obligación Negociable será irrevocable.

El Depositario o su designatario será el Tenedor de cualquier Obligación Negociable Global y por lo tanto será la única entidad que podrá ejercer un derecho de repago. A fin de asegurar que el Depositario o quien éste designe ejercerá oportunamente un derecho de repago con respecto a una Obligación Negociable en particular, los titulares en calidad de beneficiarios de la Obligación Negociable deberán instruir al Participante Directo o Indirecto con el Depositario a través del cual mantiene una participación en la Obligación Negociable que notifique al Depositario su deseo de ejercer un derecho de repago. Las distintas firmas tienen diferentes fechas límite para la aceptación de instrucciones de sus clientes y, consecuentemente, cada titular en calidad de beneficiario deberá consultar al agente u otro Participante Directo o Indirecto a través del cual mantiene una participación en una Obligación Negociable a fin de determinar la fecha límite dentro de la cual debe darse tal instrucción para notificar oportunamente al Depositario.

Ciertos compromisos de las Emisoras

A continuación se transcriben ciertos compromisos de las Emisoras que se encuentran incluidos en el Contrato de Fideicomiso.

(a) Restricciones a la Constitución de Gravámenes.

Ninguna de las Emisoras constituirá, ni permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de Gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar Deudas de cualquier otra Persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

(i) Gravámenes existentes en la Fecha de Emisión de las Obligaciones Negociables;

(ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que, se hagan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con los principios de contabilidad generalmente aceptados en la Argentina;

(iii) Gravámenes en todo o en parte de cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos que garanticen Deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos incurridos concurrentemente en o dentro de 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o Gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

(iv) Gravámenes que surjan en el curso normal de las actividades que no garantizan Deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por los procedimientos adecuados; cuyos procedimientos tendrán el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho Gravamen; o (C) garanticen una obligación inferior a US$ 1.000.000;

(v) cualquier embargo o Gravamen judicial, a menos que el juicio que garantice, (A) durante los 60 días posteriores al inicio del mismo, no haya sido descargado o su ejecución esté suspendida pendiente de apelación, (B) no haya sido descargado durante los 60 días posteriores al vencimiento de suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

(vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y cumplimiento y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

(vii) cualquier Gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa a las habilidades de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

(viii) Gravámenes distintos a los descriptos en las cláusulas antes mencionadas (i) hasta (vii) contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas Controladas garantizando Deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

(ix) cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier Gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha o extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los Gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la Deuda garantizada por el Gravamen no se vea aumentado.

(b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada.

Ninguna de las Emisoras permitirá, en ningún momento, que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1 a 1.

(c) Restricciones a los Convenios de *Leasing* con Modalidad *Sale and Lease-Back*.

Las Emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con Modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; (ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y de una Sociedad Controlada, o entre Sociedades Controladas; (iii) las Emisoras o cualquier Sociedad Controlada podrán incurrir en Deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con Modalidad Sale and Lease-Back sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables, conforme a las restricciones sobre gravámenes indicadas en "*Restricciones a la constitución de gravámenes*", precedentemente; (iv) el producido de dicho convenio es al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras) y las Emisoras destinan un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de) (A) la redención (fuera de la redención obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada) que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o (v) dicho convenio se celebra dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

(d) Fusión, absorción o venta de activos.

Ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora es la Persona Sucesora y (ii) cualquier Obligacionista que elige ser repagado o garantizado ante tales supuestos de fusión de conformidad con la

legislación argentina aplicable, es garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, (i) no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convertiría en un Caso de Incumplimiento, (ii) la Persona Sucesora es una sociedad que asumirá en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora habrá entregado al Fiduciario un certificado de funcionario y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la Persona Sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidad como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Algunas definiciones

A continuación se transcriben ciertos términos definidos tal como se utilizan en el Contrato de Fideicomiso. Deberá remitirse al Contrato de Fideicomiso para obtener el significado de otros términos utilizados en el presente en mayúsculas cuya definición no se encuentre incluida en esta sección.

"Sociedad Relacionada" de cualquier Persona específica significa toda otra Persona que directa o indirectamente controla, es controlada o se encuentra bajo un control común con dicha Persona específica. A los fines de la presente definición, "control", cuando se lo utilice en relación con cualquier Persona específica, significa la capacidad de dirigir, directa o indirectamente, la administración y las políticas de dicha Persona, ya sea a través de la propiedad de las acciones con derecho a voto, por contrato o de otro modo y los términos "controlante" y "controlada" tendrán un significado correlativo con lo que antecede.

"PCGA de la Argentina" significa las Normas Contables Profesionales aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

"Deuda Atribuible" significa, en relación a cualquier alquiler en particular en virtud del cual una Persona es en ese momento responsable y en cualquier fecha en la cual el monto de la misma deba determinarse, el monto neto total de alquiler que se requiera que sea pagado por dicha Persona en virtud de dicho alquiler durante el término primario remanente (o cualquier término de renovación por el cual el alquiler pueda extenderse a opción del locador), descontado a una tasa de interés establecida o implícita en los términos de dicho *leasing* (o, si no fuese posible determinar dicha tasa, la tasa de interés promedio estimada anual de las Obligaciones Negociables en ese momento en circulación) compuesta semestralmente. El monto neto de alquiler que se requiera que sea pagado en virtud de dicho alquiler de cualquiera de dichos períodos será la suma total pagadera por el locatario con respecto a dicho período después de excluir las sumas que se deban pagar a cuenta del seguro, impuestos, gravámenes, gastos, costos operativos y laborales y gastos similares. En el caso de un alquiler que sea terminable por el locatario contra el pago de una multa, dicha suma neta incluirá también la suma de la multa, pero ninguna renta se considerará como requerida para ser pagada bajo dicho alquiler subsiguiente a la primera fecha contra la cual se podrá terminar.

"Día Hábil" significa cualquier día excepto sábado, domingo o cualquier otro día en que los bancos comerciales, estén autorizados o se les exija por ley o regulación a permanecer cerrados en (i) la Ciudad de Nueva York, (ii) la ciudad donde esté ubicado el agente de pago o el agente de transferencia respectivo, (iii) el Centro Financiero Principal, con respecto a cualquier Obligación Negociable denominada en la Moneda Especificada o (iv) Londres, con respecto a las Obligaciones Negociables cuyo interés pagadero se determina por referencia a la Tasa LIBOR. "Centro Financiero Principal" significa la ciudad capital del país de la Moneda Especificada, excepto que con relación a los Euros, Centro Financiero Principal significa las Ciudades de Frankfurt o Bruselas.



"Deuda Consolidada" de cualquier Persona significa en relación a cualquier fecha de determinación la deuda total de dicha Persona y sus Controladas Consolidadas como se mostrará en un estado de situación patrimonial consolidado de dicha Persona y sus Controladas Consolidadas preparado en dicha fecha de acuerdo con los PCGA de la Argentina.

"Sociedad Controlada Consolidada" de cualquier Persona significa una Sociedad Controlada que por motivos de información financiera es o debería ser contabilizada por dicha Persona, de acuerdo con los PCGA de la Argentina, como una sociedad controlada consolidada.

"Obligaciones Eventuales" significa respecto de cualquier Persona, cualquier obligación de dicha Persona garantizando cualquier Deuda, *leasings*, dividendos u otra obligación (una "obligación primaria") de cualquier otra Persona de cualquier manera, sean directas o indirectas, incluyendo, sin limitaciones, cualquier obligación de dicha Persona sea o no eventual (i) de comprar cualquiera de tales obligaciones primarias o cualquier propiedad que constituya directa o indirectamente garantía de las mismas, (ii) de anticipar o proveer fondos (a) para la compra o pago de cualquiera de tales obligaciones primarias o (b) para mantener capital de trabajo o capital propio del obligado principal o para mantener el patrimonio o solvencia del obligado principal, (iii) para comprar propiedades, valores y servicios principalmente para asegurar al propietario de cualquiera de tales obligaciones primarias la capacidad del obligado principal de efectuar el pago de dicha obligación primaria o (iv) por el contrario para asegurar o mantener indemne al propietario de cualquiera de tales obligaciones primarias respecto de las pérdidas relativas a las mismas. La suma de cualquier Obligación Eventual se considerará que es una suma igual a la suma consignada o determinable de la obligación primaria respecto de la cual dicha Obligación Eventual es incurrida o, de no estar consignada, o no ser determinable, la responsabilidad máxima razonable prevista respecto de la misma que de buena fe determine el obligado eventual.

"Incumplimiento" significa cualquier evento que constituye, o en virtud de su notificación o transcurso del tiempo o ambos constituiría, un Caso de Incumplimiento (según se define en el presente).

"Deuda" significa, respecto de cualquier Persona en cualquier fecha, sin acumulación, (i) todas las obligaciones de dicha Persona por dinero prestado, (ii) todas las obligaciones de dicha Persona evidenciadas por bonos, debentures, Obligaciones Negociables u otros instrumentos similares, (iii) todas las obligaciones de dicha Persona por el pago de compra diferido de bienes o servicios, excepto cuentas comerciales pagaderas y obligaciones no monetarias, en cada caso, que surjan en el curso ordinario de la gestión comercial, (iv) todas las obligaciones de dichas Personas como locatario que sea capitalizada de acuerdo con los PCGA de la Argentina, (v) toda Deuda de terceros asegurada por cualquier gravamen sobre cualquier bien de dicha Persona, sea o no dicha Deuda asumida por dicha Persona y (vi) toda Obligación Eventual de dicha Persona.

"Fecha de Emisión" de toda Obligación Negociable o porción de la misma significa la primera de las siguientes fechas, (a) la fecha de dicha Obligación Negociable o (ii) la fecha de cualquier Obligación Negociable (o porción de la misma) por la cual se emitiera originariamente dicha Obligación Negociable (en forma directa o indirecta) al registrarse una transferencia, canje o substitución.

"Gravamen" significa cualquier hipoteca, gravamen, prenda, cargo o cualquier derecho real de garantía o gravamen de cualquier clase incluyendo cualquier derecho en virtud de cualquier venta condicional, *leasing* u otro acuerdo de retención de título de propiedad.

"Patrimonio Neto" de cualquier Persona, significa el patrimonio neto de dicha Persona, tal como surge de los estados contables publicados regularmente más recientes de la misma, de acuerdo con los PCGA de la Argentina.

"Persona" significa todo individuo, sociedad, asociación, fideicomiso *(trust)* o cualquier otro organismo o entidad, incluyendo una subdivisión política o gubernamental, o una entidad o agencia de los mismos.

"Convenio de *Leasing* con Modalidad *Sale and Lease-Back*" significa cualquier convenio con cualquier Persona por el cual una o ambas Emisoras o alguna de sus Sociedades Controladas toma en locación cualquier bien de cualquier naturaleza el cual ha sido o será vendido o transferido a dicha Persona por cualquier Emisora o ambas o por dicha Sociedad Controlada.

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"Sociedad Controlada" significa cualquier compañía de la cual acciones en circulación con derecho a voto, que tengan facultad para elegir una mayoría del Directorio de dicha compañía, estén en ese momento directa o indirectamente en propiedad de una o ambas Emisoras o de una o más de otras Sociedades Controladas, o de propiedad de cualquiera o de ambas Emisoras y de una o más de otras Sociedades Controladas.

"Persona Sucesora" significa respecto de cualquiera de ambas Emisoras, la Persona en la cual dicha Emisora se fusiona o a la cual dicha Emisora vende, transfiere o de otra manera dispone de todos o sustancialmente todos sus activos o la Persona resultante de dicha consolidación envolviendo a dicha Emisora.

"PCGA de los Estados Unidos" significa las normas contables profesionales de los Estados Unidos aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

Casos de incumplimiento

Si hubieran ocurrido y continuaran existiendo uno o más de los siguientes supuestos ("Casos de Incumplimiento") (cualquiera fuera la causa de dicho Caso de Incumplimiento y fuera voluntario o involuntario o afectado por aplicación de la ley o en virtud de cualquier sentencia, decreto u ordenanza de cualquier tribunal o por cualquier ordenanza, norma o reglamentación de cualquier organismo administrativo o gubernamental):

(a) incumplimiento por una o ambas Emisoras de la obligación de pagar la totalidad o cualquier cuota del capital (incluyendo Sumas Adicionales) de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles; ya sea al vencimiento, por declaración o de otro modo; o

(b) incumplimiento por una o ambas Emisoras de la obligación de pagar cualquier interés (incluyendo Sumas Adicionales) respecto de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles, y continuara dicho incumplimiento durante cinco Días Hábiles; o

(c) incumplimiento por cualquiera de las Emisoras de la debida observancia o cumplimiento de cualquiera de las obligaciones previstas en las Obligaciones Negociables (con excepción de las mencionadas en (a) y (b) precedentes), o en el Contrato de Fideicomiso, durante un período de cuarenta y cinco 45 días después de que cualquier Tenedor de Obligaciones Negociables de esa Clase haya dado notificación por escrito al respecto, a cada una de las Emisoras con copia al Fiduciario; o

(d) cualquier hecho o situación (i) que produjera la aceleración del vencimiento de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas o (ii) que permita o que, por el transcurso del tiempo o la notificación, o ambas circunstancias, permitiera al tenedor de dicha Deuda o a cualquier Persona actuando en nombre de dicho tenedor, acelerar el vencimiento de las mismas; o

(e) el incumplimiento por cualquiera o ambas Emisoras respecto del pago de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, en tanto y en cuanto el mismo venciera y fuera pagadero y dicho incumplimiento persistiera más allá del período de gracia, si lo hubiera, originalmente aplicable al mismo; o

(f) cualquier hecho o situación que provocase la revocación por el Gobierno de la Licencia exclusiva otorgada a cualquiera o ambas Emisoras, en virtud del Decreto 2.255/92 para la explotación del servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas salvo que dicha revocación no interfiera en la facultad que posean ambas Emisoras para operar conforme a los términos y condiciones de dicha licencia exclusiva permitiéndoles proveer exclusivamente el servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas; o

(g) se hubiera dictado en contra de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas sentencias definitivos, decretos u ordenanzas por un tribunal competente cuya sentencia no fuera o no pudiera ser apelada, para el pago de dinero, de manera individual o por una suma total, superior a USS 6.000.000 (o su equivalente en otras monedas) y hubieran transcurrido 60 días desde la fecha de dichas sentencias definitivas, decretos u ordenanzas sin que la misma hubiera sido cumplida, descargada o se hubiera suspendido su ejecución; o

(h) cualquiera o ambas Emisoras o cualquiera de sus respectivas Controladas (i) solicitara o aceptara la designación de un administrador, fiduciario, liquidador, u otro similar para los bienes de dicha Emisora o Controlada, (ii) fuera incapaz o admitiera por escrito la incapacidad de dicha Emisora o Controlada de pagar sus deudas al vencimiento, (iii) efectuara una cesión general en beneficio de los acreedores de dicha Emisora o Controlada; (iv) fuera declarada su insolvencia o quiebra; (v) presentara una solicitud voluntaria de quiebra o una petición o una contestación con el fin de lograr una reorganización o un acuerdo con los acreedores o un concurso preventivo de acreedores o con el fin de hacer uso de cualquier ley de insolvencia aplicable, (vi) presentara cualquier contestación admitiendo la pretensión esencial de una demanda presentada contra dicha Emisora o Controlada en cualquier proceso de quiebra, reorganización o insolvencia; o (vii) tomara cualquier medida societaria a fin de dar efecto a cualquiera de las situaciones antedichas o a equivalentes de las mismas según el derecho argentino; o

(i) sin su solicitud, aprobación o consentimiento, se instituyeran en cualquier tribunal competente procedimientos fundamentales tendientes al logro, respecto de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Controladas, de la declaración de quiebra, reorganización, disolución, liquidación, concordato o acuerdo con los acreedores, reajuste de la deuda, designación de un administrador, liquidador o funcionario similar de dicha Emisora o Controlada o de todo o cualquier parte sustancial de los activos de la misma o cualquier otro recurso similar respecto de dicha Emisora o Controlada en virtud de cualquier ley aplicable de quiebra o insolvencia; y ya sea que (i) dicho procedimiento no fuera activamente impugnado de buena fe por dicha Emisora o Sociedad Controlada, o (ii) cualquier ordenanza, sentencia o decreto fuera celebrado por cualquier tribunal competente para ejecutar lo antedicho, cuya orden, juicio o decreto permaneciera efectiva y vigente por un período de 60 días; o

(j) fuera o se volviera ilegal, o continuara siéndolo por un período de al menos 60 días, por cualquier razón para cualquiera o ambas Emisoras llevar a cabo o cumplir cualquiera de sus obligaciones significativas en virtud de las Obligaciones Negociables o del Contrato de Fideicomiso; o

(k) cualquiera o ambas Emisoras celebraran cualquier fusión o fusión por absorción, o vendieran, transfirieran o transmitieran o dispusieran de otro modo de la totalidad o substancialmente de la totalidad de sus activos ya sea mediante una transacción o una serie de transacciones, con excepción de lo permitido en "Descripción de las Obligaciones Negociables - Fusión, consolidación o venta de activos"; o

(l) se dictara o aceptara una moratoria general respecto del pago o cumplimiento de las obligaciones de cualquiera de las Emisoras o de cualquiera de sus respectivas Controladas o cualquier autoridad u organismo gubernamental condenara, embargará, o expropiará los activos de cualquier Emisora o de cualquiera de sus respectivas Controladas;

entonces los Tenedores de Obligaciones Negociables de no menos del 25 % del capital total de las Obligaciones Negociables de esa Clase En Circulación excepto en el caso de un Caso de Incumplimiento descripto en la cláusula (d)(ii) arriba, en cuyo caso, los Tenedores de Obligaciones Negociables de esa Clase de no menos del 66 % del capital total de las Obligaciones Negociables de dicha Clase en circulación, podrán, mediante notificación escrita a las Emisoras y al Fiduciario, declarar que todas las Obligaciones Negociables de esa Clase en circulación en ese momento son exigibles y pagaderas a menos que dicho Caso de Incumplimiento hubiera sido remediado con anterioridad a la recepción de dicho aviso por el Fiduciario. Con tal declaración de aceleración del vencimiento, el capital de las Obligaciones Negociables de dicha Clase y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables de la Clase se tornará inmediatamente exigible y pagadero. Si después de dicha declaración fuera subsanado el Caso o Casos de Incumplimiento que hubieran dado lugar a dicha declaración, la misma podrá ser rescindida por los Tenedores de las Obligaciones Negociables de dicha Clase de la manera prevista en el Contrato de Fideicomiso.

Luego de una declaración de aceleración, los Tenedores de Obligaciones Negociables de la mayoría del capital total de las Obligaciones Negociables de dicha Clase en circulación en ese momento podrán, mediante notificación al Fiduciario, rescindir tal declaración de aceleración y sus consecuencias si todos los Casos de Incumplimiento existentes, que no sean la falta de pago de capital y del interés devengado e impago de las Obligaciones Negociables de esa Clase que resulta exigible sólo como resultado de tal aceleración, han sido subsanados y si la rescisión de la aceleración no estuviera en conflicto con ninguna sentencia o resolución. Los Tenedores de la mayoría del capital total de las Obligaciones Negociables en circulación (o de aquella porción menor que participe en las asambleas según se especifica más adelante en la sección "*Modificaciones y enmiendas*") tienen también derecho a renunciar

incumplimientos pasados de conformidad con el Contrato de Fideicomiso, con excepción de la falta de pago de capital y cualquier interés de una Obligación Negociable en circulación o con respecto a un compromiso o disposición que no puede ser modificada o enmendada sin el consentimiento de todos los Obligacionistas.

Durante la existencia de un Caso de Incumplimiento, el Fiduciario deberá ejercitar los derechos y poderes que le han sido conferidos en virtud del Contrato de Fideicomiso aplicando el mismo grado de diligencia e idoneidad que una persona prudente utilizaría en circunstancias similares en la conducción de sus propios negocios. Sujeto a ciertas disposiciones referentes a los derechos del Fiduciario, los Tenedores de Obligaciones Negociables de la mayoría del capital de las Obligaciones Negociables en circulación de tal Clase tendrán derecho de disponer el tiempo, método y lugar para la conducción de cualquier procedimiento en relación con cualquier recurso disponible por el Fiduciario, o para ejercitar cualquier mandato o poder conferido al mismo.

El Contrato de Fideicomiso prevé que el Fiduciario, dentro de los 90 días posteriores a la toma de conocimiento por parte de un Funcionario Responsable (según se define en el Contrato de Fideicomiso) del Fiduciario del acaecimiento de cualquier incumplimiento con respecto a las Obligaciones Negociables de cualquier Clase, notificará a los Obligacionistas de dicha Clase tal incumplimiento de su conocimiento, a menos que el incumplimiento haya sido subsanado antes de cursar dicha notificación; siempre que, excepto en el caso de un incumplimiento en el pago de capital o interés de cualquier de las Obligaciones Negociables, el Fiduciario quedará protegido reteniendo tal notificación si el directorio, la comisión ejecutiva o el cuerpo gobernante de directores y fiduciarios y/o Funcionarios Responsables del Fiduciario determinan de buena fe que la retención de tal notificación redunda en beneficio de los mencionados Obligacionistas.

Las Emisoras deberán remitir al Fiduciario anualmente un reporte respecto del cumplimiento de las condiciones y compromisos en virtud del Contrato de Fideicomiso.

Modificaciones y enmiendas

El Contrato de Fideicomiso contiene disposiciones para la convocatoria de asambleas de Obligacionistas a fin de considerar asuntos que afecten sus intereses. La asamblea de Obligacionistas podrá ser convocada por el Fiduciario o el Directorio o la Comisión Fiscalizadora de cada Emisora para modificar, enmendar u obtener una renuncia a cualquier disposición del Contrato de Fideicomiso o de las Obligaciones Negociables de todas y cada una de las Clases, así como también para considerar cualquier otro asunto que sea de interés para los Tenedores de las Obligaciones Negociables. A solicitud por escrito de los Obligacionistas que representen por lo menos un 5 % del capital total de una Clase de Obligaciones Negociables En Circulación en ese momento, el Fiduciario debe, convocar tal asamblea para su celebración dentro de los 40 días posteriores a la recepción de la solicitud.

El Contrato de Fideicomiso o las Obligaciones Negociables de todas las Clase o de cualquiera de ellas podrán ser modificados por el Fiduciario y por cada Emisora, entre otras cosas, con el fin de aclarar cualquier ambigüedad, o de subsanar, corregir o complementar cualquier disposición viciada o incongruente contenida en el mismo, o de cualquier manera necesaria o aconsejable y que no afecte adversamente y de manera substancial los intereses de los Obligacionistas, a todo lo cual prestará su consentimiento cada Obligacionista, por su aceptación de las Obligaciones Negociables, o de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales.

Sujeto al párrafo precedente, (i) se podrán efectuar modificaciones y enmiendas al Contrato de Fideicomiso, a las Obligaciones Negociables y a los Cupones, si los hubiera, de todas las Clases, y se podrá dispensar el cumplimiento futuro o el incumplimiento pasado incurrido por las Emisoras bajo cualquiera de las disposiciones de las Obligaciones Negociables y de los Cupones, si los hubiera, de cualquier Clase o del Contrato de Fideicomiso, con el voto afirmativo de Obligacionistas que representen la mayoría del monto del capital total de las Obligaciones Negociables de todas las Clases En Circulación en ese momento presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y en cada caso, siempre que se relacione con el Contrato de Fideicomiso, con el consentimiento del Fiduciario y de los Agentes de Pago cuyo consentimiento no será denegado en forma irrazonable); a condición, sin embargo, de que no se podrá efectuar ninguna modificación, enmienda o dispensa que afecte adversamente una o más Clases de Obligaciones Negociables, en comparación con cualquier otra Clase de Obligaciones Negociables, sin el consentimiento del porcentaje requerido de Obligacionistas de esa Clase adversamente afectada especificado en la siguiente cláusula (ii); y (ii) se podrán efectuar modificaciones y enmiendas a las Obligaciones Negociables de una Clase en particular y, en la medida en que concierna a las

Obligaciones Negociables de tal Clase, al Contrato de Fideicomiso, y el futuro cumplimiento o incumplimiento pasado por las Emisoras bajo cualquier disposición de las Obligaciones Negociables de esa Clase o, en la medida en que concierna a las Obligaciones Negociables de esa Clase, se podrá dispensar el Contrato de Fideicomiso, con el voto afirmativo de Tenedores que representen la mayoría del monto total de capital de las Obligaciones Negociables de dicha Clase En Circulación a la fecha presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y el Fiduciario deberá estar de acuerdo con tal modificación o enmienda a menos que ésta afecte los derechos, obligaciones o inmunidades propios del Fiduciario en virtud de las Obligaciones Negociables, el Contrato de Fideicomiso o de alguna otra forma).

Además de la disposición que permite modificar, enmendar o renunciar a cualquiera de las disposiciones del Contrato de Fideicomiso o de las Obligaciones Negociables conforme al voto afirmativo del porcentaje requerido que esté presente en una asamblea, las Emisoras pueden realizar también una modificación, enmienda, o renuncia, en la medida permitida por la legislación aplicable, con el consentimiento escrito de Tenedores que representen no menos de la mayoría del capital total de todas las Obligaciones Negociables En Circulación o, si así fuera requerido, con el consentimiento escrito de la unanimidad de los Tenedores de todas las Obligaciones Negociables En Circulación.

Sin perjuicio de lo expuesto, se requerirá la aprobación unánime o voto afirmativo unánime de los Obligacionistas de una Clase para adoptar una decisión válida respecto de lo siguiente en relación con dicha Clase: (i) modificar el vencimiento establecido del capital o interés, de cualquier Obligación Negociable o Cupón de dicha Clase; (ii) reducir el capital de o el interés de cualquier Obligación Negociable o Cupón de esa Clase; (iii) modificar la obligación de las Emisoras de pagar Sumas Adicionales, si las hubiera, como se menciona precedentemente bajo la sección "*-- Rescate por razones impositivas; Sumas Adicionales*"; (iv) cambiar la moneda o el lugar de pago del capital o de los intereses de las Obligaciones Negociables o Cupones (incluyendo cualquier Suma Adicional que correspondiera) de dicha Clase; (v) reducir el porcentaje de capital de Obligaciones Negociables En Circulación necesario para modificar o enmendar el Contrato de Fideicomiso, las Obligaciones Negociables o los Cupones, si lo hubiera, o reducir los requisitos de quórum en el porcentaje de Obligaciones Negociables requerido para la iniciación de cualquier acción en una asamblea de Obligacionistas de la Clase correspondiente; (vi) reducir el porcentaje de capital de Obligaciones Negociables En Circulación cuyos Tenedores tengan derecho a convocar una asamblea de Obligacionistas de la Clase; o (vii) impedir el ejercicio del derecho a iniciar cualquier acción para la ejecución de cualquier pago sobre o respecto de cualquier Obligación Negociable o Cupón de dicha Clase.

Las asambleas se celebrarán en Buenos Aires; no obstante, las Emisoras o el Fiduciario pueden determinar (a menos que lo instruyan por escrito, los Tenedores que representen como mínimo la mayoría del capital de una Clase en particular de Obligaciones Negociables En Circulación) la celebración de cualquiera de las asambleas simultáneamente en Buenos Aires, Nueva York y/o en Londres por cualquier medio de telecomunicación que permita que los participantes puedan hablarse y escucharse. Si se celebra una asamblea conforme a la solicitud por escrito de los Tenedores de Obligaciones Negociables, el orden del día será aquel que determinen los Obligacionistas en la solicitud. La notificación a asambleas de Obligacionistas, que establecerá la fecha y hora en que se celebrará y, en términos generales, las acciones que se propondrán, deberá publicarse por cinco días consecutivos en el Boletín Oficial y en un periódico importante de circulación masiva en Buenos Aires (que se estima será La Nación) y tal como se especifique en las Obligaciones Negociables de la Clase correspondiente no menos de 10 días ni más de 30 días anteriores a la fecha fijada para la asamblea, y como lo requiera la legislación argentina aplicable.

Toda asamblea de Obligacionistas puede ser citada en primera y segunda convocatoria, la segunda convocatoria tendrá lugar en caso de que fracase la primera. Tanto la primera como la segunda convocatoria de asambleas de Tenedores de Obligaciones Negociables, podrán realizarse simultáneamente, en cuyo caso, la asamblea en segunda convocatoria se celebrará una hora después de fracasada la primera. El quórum requerido para una asamblea conforme a la primera convocatoria, estará representado por personas que poseen o representan por lo menos el 51 % del capital total de Obligaciones Negociables de la Clase aplicable en ese momento En Circulación. Ningún asunto será tratado en ausencia de quórum, a menos que exista quórum cuando la asamblea sea llamada al orden. En ausencia de quórum dentro de los 30 minutos de la hora fijada para cualquiera de esas asambleas, la asamblea podrá ser aplazada por un período de 1 hora y el quórum requerido para la segunda convocatoria será de las personas que posean o representen al menos el 25 % del capital total de las Obligaciones Negociables de la Clase aplicable en ese momento En Circulación.

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El Fiduciario designará, mediante cualquier instrumento por escrito, un presidente para actuar en representación de los Obligacionistas de la asamblea. Si el fiduciario no designara a ninguna persona, entonces, tal como lo requiere la legislación argentina, será designado un miembro de alguna de las comisiones fiscalizadoras de cualquiera de ambas Emisoras o, en su defecto, un representante de la autoridad de control, o quien designe el juez competente, para actuar en representación de los Obligacionistas y para presidir la asamblea. Para asistir o votar en cualquier asamblea de Obligacionistas, los Tenedores de Obligaciones Negociables, o titulares de participación en calidad de beneficiarios en una Obligación Negociable Global, deberán obtener un Certificado de Titularidad (como se lo define en el Contrato de Fideicomiso) o un poder (un "Poder") del Agente de Pago (excepto los directores, funcionarios, miembros de alguna de las comisiones fiscalizadoras de las Emisoras, o cualquier empleado de las Emisoras).

En toda asamblea, cada Obligacionista o apoderado tendrá derecho a un voto por cada U$S 1.000 (o, si la Obligación Negociable u Obligaciones Negociables en poder del Tenedor estuviera o estuvieran denominadas en una Moneda Especificada, por cada 1.000 unidades de la Moneda Especificada) de capital de Obligaciones Negociables detentado o representado por dicho Obligacionista o a través de dicho Poder; no obstante, ningún voto será emitido o contado en ninguna asamblea respecto de cualquier Obligación Negociable que se impugne como no En Circulación y que el presidente de la asamblea determine que no está En Circulación. Las asambleas de Obligacionistas convocadas en debida forma y en las cuales se obtuvo quórum pueden, ante la propuesta del presidente, pasar a cuarto intermedio por una vez y reanudarse dentro de los 30 (treinta) días sin que sea necesario, en tal caso, efectuar ninguna notificación adicional.

Cualquier resolución de los Obligacionistas será irrevocable una vez cursada y será concluyente y vinculante para todos los posteriores Tenedores de Obligaciones Negociables de una Clase. Toda modificación, enmienda o dispensa de las Obligaciones Negociables, o del Contrato de Fideicomiso (o de las Obligaciones Negociables de cualquier Clase en particular o del Contrato de Fideicomiso en la medida en que concierna a las Obligaciones Negociables de una Clase en particular) debidamente aprobada de acuerdo con la mayoría de los requisitos establecidos en el Contrato de Fideicomiso será definitiva y vinculante para todos los Obligacionistas (o para todos los Obligacionistas de dicha Clase, según sea el caso), hayan o no todos los Obligacionistas (o todos los de tal Clase, según sea el caso) dado su consentimiento, y para todos los Tenedores de Cupones (o Tenedores de Cupones de esa Clase, según sea el caso) si los hubiera, hayan o no sido anotadas las modificaciones, enmiendas o dispensas, en todas las Obligaciones Negociables o Cupones, si los hubiera, (o en todas las Obligaciones Negociables o Cupones de esa Clase, si los hubiera, según sea el caso), y para todos los futuros Tenedores de Obligaciones Negociables o de Cupones, si los hubiera, (o de Obligaciones Negociables y Cupones de tal Clase, si los hubiera, según sea el caso).

Reemplazo de Obligaciones Negociables y Cupones

En el caso de que cualquier Obligación Negociable o Cupón resultara mutilado o deteriorado o destruido, extraviado o robado, las Emisoras firmarán y, a solicitud de las Emisoras, el Fiduciario autenticará y hará entrega de una nueva Obligación Negociable (y, en el caso de una Obligación Negociable al Portador Cartular, con los Cupones respectivos adheridos), que llevará un número que no se encuentre en ese momento En Circulación, en canje y substitución de la Obligación Negociable que fuera mutilada o deteriorada, o de la Obligación Negociable a la cual estaba adherido el Cupón mutilado o deteriorado, o en reemplazo de y substitución de la Obligación Negociable evidentemente destruida, extraviada o robada, o de la Obligación Negociable a la cual estaba adherido el Cupón evidentemente destruido, extraviado o robado. En todos los casos, excepto respecto de una Obligación Negociable al Portador Cartular o Cupón, el solicitante de una Obligación Negociable substituta presentará a favor de las Emisoras y del Fiduciario aquellas garantías e indemnidades que puedan ser requeridas por ellos a fin de mantener a cada uno de ellos indemne, y, en todos los casos de destrucción, extravío o robo, el solicitante presentará evidencia satisfactoria respecto a la evidente destrucción, extravío o robo de la Obligación Negociable y de la titularidad de la misma. En caso de emitirse cualquier Obligación Negociable substituta, el Tenedor de la Obligación Negociable, si así lo solicitan las Emisoras, pagará una suma suficiente para cubrir cualquier impuesto, impuesto de sellos u otra carga gubernamental que se exija respecto de la misma y cualquier otro gasto (incluyendo los gastos y honorarios del Fiduciario) en relación con la preparación y emisión de la Obligación Negociable substituta.

Si cualquier Obligación Negociable al Portador o Cupón fuera en cualquier momento extraviada, robada mutilada, destruida o deteriorada de manera tal que no pudieran identificarse, la persona que solicita el reemplazo de la Obligación Negociable al Portador Cartular o Cupón deberá firmar un certificado, en el cual consigne, entre otras cosas, la identidad del solicitante, una descripción de la Obligación Negociable al Portador Cartular o Cupón, la forma en que fue adquirida la Obligación Negociable al Portador Cartular o Cupón y, de ser posible, la fecha de adquisición, la fecha en que se cobró el último pago, y en caso de extravío, robo o destrucción la forma en que se produjo el hecho mencionado. El solicitante deberá suministrar el certificado a las Emisoras dentro de las 24 horas de su otorgamiento. Dicha notificación servirá para suspender todo derecho de otra persona en virtud de la Obligación Negociable al Portador o Cupón originales. Las Emisoras notificarán la certificación en la forma estipulada seguidamente bajo la sección "-- *Notificaciones*" y su publicación se realizará durante un Día Hábil en cada lugar de publicación; no obstante, la publicación en la Argentina se hará durante 30 días. Todo pago adeudado en virtud de la Obligación Negociable al Portador Cartular o del Cupón se depositará en una cuenta en un banco estatal situado en la jurisdicción fuera de los Estados Unidos o sus dominios en la que las Emisoras tengan su domicilio especial designado a tal fin y se pondrá a disposición del solicitante fuera de los Estados Unidos o sus dominios en el segundo aniversario de la fecha de certificación, con la condición de que con anterioridad al vencimiento de ese período ninguna otra persona haya demostrado titularidad de esa Obligación Negociable al Portador Cartular o Cupón.

Ejecución por los Obligacionistas

Sin perjuicio del principio general de procedencia de la acción ejecutiva, sujeto a los párrafos siguientes y con excepción de las disposiciones del Contrato de Fideicomiso, ningún Tenedor de cualquier Obligación Negociable o Cupón de cualquier Clase, tendrá derecho alguno, valiéndose de una disposición del Contrato de Fideicomiso o de los Términos, a iniciar un proceso, acción o procedimiento conforme a los principios de *equity* o del *common law*, o de quiebra o de otro modo o en virtud del Contrato de Fideicomiso o en relación con las Obligaciones Negociables, o para la designación de un fiduciario, administrador, liquidador, custodio u otro funcionario similar o para cualquier otro recurso en virtud de los mismos, salvo que (i) el Obligacionista haya dado previamente notificación por escrito al Fiduciario de un Incumplimiento y de que el incumplimiento continúa sin subsanarse tal como se establece en el Contrato de Fideicomiso respecto de las Obligaciones Negociables y (ii) los Tenedores que representen no menos del 25 % del monto de capital total de las Obligaciones Negociables de tal Clase En Circulación en ese momento hubieran solicitado por escrito al Fiduciario que instituya la acción, juicio o procedimiento en su propio nombre como Fiduciario bajo el Contrato de Fideicomiso y hubiera ofrecido al Fiduciario la indemnización razonable que el mismo pueda requerir contra los costos, gastos y obligaciones en que incurra en o respecto de las mismas y (iii) el Fiduciario durante los 60 días siguientes a la recepción de la notificación, solicitud y ofrecimiento de indemnización hubiera omitido instituir cualquiera de tales acciones, juicios o procedimientos y no se hubiera dado por escrito una instrucción al Fiduciario incompatible con esa solicitud en virtud del Contrato de Fideicomiso.

No obstante el párrafo precedente, el derecho de cualquier Obligacionista a recibir el pago del capital, los intereses y las Sumas Adicionales, si hubiere, de esa Obligación Negociable, en o después de la fecha de vencimiento respectiva expresada en la Obligación Negociable, o de iniciar acciones para ejecutar cualquier de tales pagos en o después de la fecha de vencimiento respectiva no será alterado o afectado sin el consentimiento del Obligacionista.

Con respecto a los titulares de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales, sin perjuicio de cualquier disposición en contrario de dichas Obligaciones Negociables, las Emisoras acuerdan irrevocablemente, para beneficio de cualquier Participante Directo o Indirecto con DTC, Euroclear, Clearstream u otro Depositario, según sea el caso, que posea una participación en esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a su cuenta periódicamente y sus sucesores a título universal y particular, que si por alguna razón las Obligaciones Negociables Nominativas Cartulares u Obligaciones Negociables al Portador Cartulares no fueran entregadas en canje de participaciones en una Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, según el caso, de acuerdo con los términos de dichas Obligación Negociable Nominativa Global, Obligación Negociable al Portador Global o del Contrato de Fideicomiso o si las Emisoras no realizaran el pago al vencimiento de las mismas o de otra forma, cada Participante o sus respectivos sucesores a título universal o particular podrá, sin el consentimiento y excluyendo al titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, presentar una demanda, instituir acciones o instaurar procedimientos

directamente contra las Emisoras para exigir el cumplimiento de su obligación en virtud de las mismas de pagar toda suma debida o a deberse con respecto a cada Obligación Negociable representada por tal Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a la cuenta de dicho Participante con un Depositario en la misma forma en que se hubiera realizado si la Obligación Negociable mencionada anteriormente estuviera representada por una obligación negociable definitiva. En tal caso no deberá presentarse esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, siempre y cuando el titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global no hubiera previamente presentado una demanda, instituido acciones o instaurado procedimientos para exigir el cumplimiento de los pagos con respecto a dicha Obligación Negociable. El capital de las participaciones en cualquier Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global será reducido por el capital, si lo hubiera, de cada Obligación Negociable representada por la misma respecto de la cual se haya producido el pago total como resultado de la demanda, acción o procedimiento antes mencionado.

Principio general de procedencia de la acción ejecutiva

El artículo 29 de la Ley de Obligaciones Negociables autoriza expresamente, en caso de falta de pago, a cualquier tenedor de una obligación negociable, tal como las Obligaciones Negociables, a demandar el pago de las mismas ante un tribunal mediante una acción ejecutiva. La acción ejecutiva limita significativamente la defensa del deudor y sólo exige que el demandante determine su calidad de acreedor, el carácter de deudor del demandado, la naturaleza dineraria y la exigibilidad de la Obligación Negociable y que la misma importa un monto líquido o fácilmente liquidable. La Ley de Obligaciones Negociables específicamente extiende los beneficios conferidos a las obligaciones negociables a las obligaciones negociables globales depositadas con un depositario autorizado. En consecuencia, aún cuando las Emisoras consideran que un tenedor de las Obligaciones Negociables y cualquier titular de una participación en las mismas se encuentran facultados para entablar una acción ejecutiva ante los tribunales competentes a fin de exigir el cobro de sus créditos, diversos fallos deniegan tal posibilidad. Lo expuesto precedentemente asume que el tribunal competente aplique la Ley de Obligaciones Negociables, juzgando a la misma como la ley material que rija las Obligaciones Negociables. Por otra parte, debe tratarse de obligaciones vencidas, ya sea en cuanto al pago de capital o de los intereses. Si se tratara de un supuesto en que, de acuerdo al Contrato de Fideicomiso, se produjera la declaración de aceleración del plazo de vencimiento, que torne al capital de las Obligaciones Negociables y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables como inmediatamente exigible y pagadero, dicha declaración de aceleración constituiría una cuestión que merece amplitud de debate y prueba, extremo ajeno a la vía limitada de conocimiento que impone el proceso ejecutivo. En tal caso, correspondería dirimir a un proceso ordinario la cuestión relativa a si se ha verificado o no el supuesto que habilita el aceleramiento de los plazos de vencimiento de las Obligaciones Negociables.

No obstante lo expuesto en orden a la procedencia de la acción ejecutiva, ciertos Juzgados han rechazado el derecho de un titular de participaciones a entablar una demanda ejecutiva a fin de cobrar sus créditos. En esos casos, los titulares de participaciones pretendieron demostrar su crédito mediante la presentación de certificados que evidencian los registros preparados por el depositario o por sus participantes directos o indirectos. La aceptación de dichos certificados como prueba de un crédito (y el derecho a obtener la habilitación de la vía ejecutiva, en un proceso individual o colectivo) depende de la facultad discrecional del tribunal que entienda en la causa. En consecuencia, no se puede asegurar a los titulares de participaciones en las Obligaciones Negociables que un tribunal competente considerará dichos certificados como prueba suficiente a fin de que un titular de una participación ejerza los derechos derivados de las Obligaciones Negociables por la vía ejecutiva.

Asimismo, a partir de la sanción del Decreto N° 677/01 (el "Decreto 677") de Transparencia en el Ambito de la Oferta Pública, se estableció que las entidades depositarias estarán facultadas para expedir comprobantes de los valores representados en certificados globales a favor de las personas que posean una participación en los mismos, a efectos de legitimar a su titular para reclamar judicialmente, o ante jurisdicción arbitral en su caso, incluso mediante acción ejecutiva si correspondiere, para presentar solicitudes de verificación de crédito o la participación en procesos universales, a cuyo efecto dichos comprobantes conformarán título suficiente sin necesidad de autenticación del mismo u otro requisito adicional. La expedición del comprobante importará el bloqueo de la cuenta respectiva, sólo para inscribir actos de disposición por su titular, por un plazo de treinta días. Dicho bloqueo sólo afectará a los valores a que se refiere el comprobante.



Los comprobantes podrán ser emitidos por la entidad depositaria del país o del exterior que administre el sistema de depósito colectivo en el cual se encuentren inscriptos los certificados globales. En caso que las administradoras de sistemas de depósito colectivo tengan participaciones en certificados globales inscriptos en sistemas de depósito colectivo administrados por otra entidad, los comprobantes podrán ser emitidos directamente por las primeras. Por último, el Decreto 677 establece que en caso de certificados globales de deuda, el fiduciario, si lo hubiere, tendrá la legitimación necesaria para emitir los comprobantes con la mera acreditación de su designación como tal.

La reciente sanción del Decreto 677 no permite asegurar el criterio que adoptarán los tribunales en la interpretación de su articulado, aún cuando existen resoluciones que han aplicado sus disposiciones.

LOS ASESORES LEGALES DE LA SOCIEDAD HAN FORMULADO UNA OPINION LEGAL QUE SE ENCUENTRA INCORPORADA ENTRE LA DOCUMENTACION DE ESTA EMISION, CONTENIENDO CIERTAS RESERVAS SOBRE LAS CARACTERISTICAS DE LOS TITULOS (O SOBRE LA EMISION) POR LO QUE SE DESTACA LA IMPORTANCIA DE SU LECTURA.

Indemnidad. Conversión de la moneda.

Si a los fines de obtener sentencia en cualquier tribunal fuera necesario la conversión de la moneda de una suma adeudada, en virtud del presente, al Tenedor de una Obligación Negociable de una moneda a otra moneda, las Emisoras y cada Obligacionista acuerdan, en la medida en que puedan efectivamente hacerlo, que el tipo de cambio utilizado será aquel al cual de acuerdo con los procedimientos bancarios normales el Tenedor pudiera comprar la primera de esas monedas con tal otra moneda en la ciudad que sea el Centro Financiero Principal del país de emisión de la primera moneda 2 (dos) Días Hábiles anteriores al día en que se pronuncia una sentencia definitiva.

En la medida que lo permita la legislación aplicable, la obligación de las Emisoras respecto de cualquier suma pagadera por las mismas a cualquier Tenedor de Obligaciones Negociables o de Cupones sólo se extinguirá, no obstante cualquier sentencia, en una moneda (la "Moneda de Sentencia") que no sea aquella en la cual estuviera denominada la suma de acuerdo con las disposiciones aplicables del Contrato de Fideicomiso o de la Obligación Negociable o del Cupón respectivo (la "Moneda del Acuerdo") en la medida en que, el Día Hábil posterior a la recepción por el Tenedor de Obligaciones Negociables o de Cupones de cualquier suma que se haya declarado así adeudada por una sentencia en la Moneda de Sentencia, el Tenedor de Obligaciones Negociables o de Cupones pueda de acuerdo con los procedimientos bancarios normales comprar la Moneda del Acuerdo con la Moneda de Sentencia; si el monto de la Moneda del Acuerdo así comprado fuera inferior a la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones en la Moneda del Acuerdo (determinada de la forma prevista en el párrafo precedente), las Emisoras han aceptado, como obligación separada y no obstante cualquiera de tales sentencias, en forma ilimitada y solidaria, indemnizar al Tenedor de Obligaciones Negociables o de Cupones contra la pérdida, y si el monto de la Moneda de la Obligación Negociable excede la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones, el Tenedor acepta remitir el excedente a las Emisoras, no obstante lo anterior, el Tenedor no tendrá obligación alguna de remitir ninguno de tales excedentes en tanto las Emisoras no le haya pagado alguna obligación adeudada y pagadera de acuerdo con la Obligación Negociable o Cupón, en cuyo caso el excedente podrá ser aplicado a las obligaciones de las Emisoras de acuerdo con la Obligación Negociable o Cupón de conformidad con los términos del Contrato de Fideicomiso o las Obligaciones Negociables.

Cancelación anticipada

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario y sujeto a ciertas condiciones, las Emisoras pueden optar por (i) cancelar anticipadamente y liberarse de cualquiera y todas las obligaciones con respecto a las Obligaciones Negociables de cualquier Clase, incluyendo cualquier obligación de rescatar (que no sea la obligación de recatar al vencimiento) las Obligaciones Negociables y los compromisos descriptos anteriormente en la sección "-- *Ciertos compromisos de las Emisoras*" (excepto en cuanto se relacionen con el pago de Sumas Adicionales, brindar la información requerida por la Resolución 144 (d)(4) de la Ley de Títulos Valores de los Estados Unidos), registrar la transferencia o canje de dichas Obligaciones Negociables, reemplazar Obligaciones Negociables temporarias o mutiladas, destruidas, extraviadas o robadas, someterse a una cierta jurisdicción o mantener un Fiduciario y Agentes de Pago con respecto a esas Obligaciones Negociables) (la "Cancelación Total") o (ii) cancelar anticipadamente y liberarse de dichas obligaciones con respecto a Obligaciones Negociables de cualquier Clase según se describe en la sección "-- *Ciertos compromisos de las Emisoras*" y hacer

que el acaecimiento de un caso descripto en la sección "-- *Casos de incumplimiento*" no constituya un Caso de Incumplimiento (pero sólo mientras que tal Caso de Incumplimiento se refiera a las obligaciones descriptas en la sección "-- *Ciertos compromisos de las Emisoras*" de las que las Emisoras hayan sido liberadas). (la "Cancelación Parcial").

Las Emisoras pueden ejercer su opción de Cancelación Total o Parcial con respecto a las Obligaciones Negociables de cualquier Clase sólo luego de satisfacer las condiciones suspensivas establecidas en el Contrato de Fideicomiso que incluyen (i) el depósito en fideicomiso con el Fiduciario de Cancelación (quien podrá ser el Fiduciario y que deberá acordar cumplir con las disposiciones especificadas en la Sección 9.5(d) del Contrato de Fideicomiso aplicable al mismo) de dinero y/u Obligaciones Gubernamentales (según se define en el Contrato de Fideicomiso) en una suma, específicamente gravada como garantía y dedicada sólo al beneficio de los Tenedores de dichas Obligaciones Negociables, que resulte suficiente para pagar el capital e interés de dichas Obligaciones Negociables al vencimiento o rescate, según sea el caso, (ii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de un certificado de un auditor independiente de reconocida trayectoria que exprese la opinión de que los pagos de capital e interés al vencimiento, y sin reinvertir en las Obligaciones Gubernamentales depositadas, más cualquier suma de dinero depositada sin inversión proveerá efectivo en los términos y en las sumas suficientes para pagar capital e intereses sobre todas las Obligaciones Negociables al vencimiento o rescate, según sea el caso, (iii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de opiniones de asesores independientes con el fin de que los Tenedores de dichas Obligaciones Negociables no reconozcan ingresos, ganancias o pérdidas a los efectos impositivos de la Argentina o los Estados Unidos como resultado de dicha anulación y estarán sujetos al impuesto a las ganancias en la Argentina y en los Estados Unidos sobre los mismos montos, y en la misma forma y términos que habrían tenido si la cancelación anticipada no se hubiera llevado a cabo, (iv) la ausencia de cualquier Caso de Incumplimiento, o acontecimiento que con notificación o lapso de tiempo o ambos se transformaría en un Caso de Incumplimiento el día del depósito o (v) la ausencia de cualquier incumplimiento, violación de un acuerdo en el que la Emisora o cualquiera de las Emisoras son parte como resultado de dicha Cancelación Total o Parcial.

Notificaciones

Todas las notificaciones a los Obligacionistas de una Clase en particular se publicarán (i) en la medida requerida por la legislación argentina aplicable, en castellano (A) en el Boletín Oficial de la Argentina, (B) en un periódico importante de circulación general de la Argentina (que se prevé será La Nación), (C) en el Boletín de la BCBA (en tanto las Obligaciones Negociables coticen en la BCBA), y (D) en el Boletín del MAE (en tanto las Obligaciones Negociables coticen en el MAE); y (ii) en inglés (A) en un periódico importante de circulación general en Londres (que se prevé será el Financial Times) y (B) en un periódico importante de circulación general de Luxemburgo (que se prevé será el Luxemburger Wort) (en tanto las Obligaciones Negociables coticen en la Bolsa de Comercio de Luxemburgo y las normas de la Bolsa de Comercio de Luxemburgo así lo exijan) o, si en cualquiera de tales casos no fuera posible esta publicación en Londres o en Luxemburgo, en otro periódico importante editado en idioma inglés y de circulación general en Europa; las publicaciones serán efectuadas los Días Hábiles en edición matutina, aparezcan o no los sábados, domingos o feriados. Las notificaciones se considerarán efectuadas en la fecha de publicación como se indica anteriormente o, de publicarse en fecha distintas, en la fecha de la última publicación. Además, se notificará a los sistemas de compensación correspondientes para que se entreguen a los titulares de participaciones en las Obligaciones Negociables a través de DTC y del Depositario o los Depositarios para Euroclear y Clearstream.

Además se exigirá a las Emisoras que efectúen todas las publicaciones de tales notificaciones que exijan en su oportunidad las normas aplicables en la Argentina y los Estados Unidos y, de resultar aplicable, en la normativa de los mercados de valores.

Ley aplicable

Los derechos y obligaciones de las Emisoras y los derechos de los Tenedores de Obligaciones Negociables, emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, están regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todos los asuntos vinculados con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, están

regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables.

Las Emisoras acuerdan que todo juicio, acción o procedimiento contra ella o sus bienes, activos o ingresos relativo o vinculado al Contrato de Fideicomiso o a las Obligaciones Negociables (cada uno, un "Proceso Conexo") podrá ser entablado en forma no exclusiva ante los tribunales del Estado de Nueva York, Condado de Nueva York, de la Corte de Distrito de los Estados Unidos para el Distrito Sur de Nueva York, o ante los tribunales de la Ciudad de Buenos Aires (en su conjunto, los "Tribunales Especificados"). Cualquier Persona que entable un Proceso Conexo podrá a su sola discreción hacerlo ante cualquiera de los Tribunales Especificados. Las Emisoras se someten a la jurisdicción de cada uno de los mencionados tribunales a los fines de cualquier Proceso Conexo y renuncian irrevocablemente, en la máxima medida posible, a cualquier objeción que tuvieran o pudieran tener con respecto a la determinación de la jurisdicción de cualquier Proceso Conexo en cualquiera de los mencionados tribunales y a cualquier reclamo respecto de que un Proceso Conexo en los mencionados tribunales ha sido promovido ante un *forum non conveniens*. En la medida en que las Emisoras o sus ingresos, activos o bienes tuvieran derecho a alguna inmunidad respecto de cualquier Proceso Conexo iniciado en cualquier momento contra las Emisoras o contra cualquiera de sus ingresos, activos o bienes en los tribunales anteriormente mencionados, ya sea ante juicios, procesos de embargo o procesos de ejecución de sentencia o a cualquier otro recurso legal o judicial, y en la medida en que se les atribuya tal inmunidad en cualquiera de las mencionadas jurisdicciones, las Emisoras aceptan por el presente en forma irrevocable no efectuar ningún reclamo y renuncian irrevocablemente a tal inmunidad con el alcance permitido por las leyes, respecto de sus obligaciones según el Contrato de Fideicomiso, las Obligaciones Negociables y los Cupones. Las Emisoras aceptan que una sentencia definitiva pronunciada en cualquier juicio, acción o proceso iniciado en el mencionado tribunal será definitiva y vinculante para ella y podrá ejecutarse en cualquier tribunal a cuya jurisdicción las Emisoras estén sometidas mediante un procedimiento relativo a la mencionada sentencia, *con la condición* de que se curse la notificación a las Emisoras en la forma especificada más adelante o bien como lo permita la ley.

Mientras que alguna Obligación Negociable o algún Cupón permanezca En Circulación, las Emisoras tendrán un agente autorizado en la ciudad de Nueva York a quien se le cursarán todas las notificaciones relacionadas con cualquier Proceso Conexo. La notificación referida a dicho agente autorizado y la notificación escrita despachada por correo o entregada a las Emisoras será considerada, en la medida permitida por la ley aplicable, una notificación de la iniciación de proceso respecto de las Emisoras en cualquier Proceso Conexo. Las Emisoras han designado a CT Corporation System como su agente con tal propósito y han acordado y se han comprometido a que la notificación de cualquier Proceso Conexo puede ser cursada a las mismas a través de su agente ubicado en 1633 Broadway, New York, New York 10019, Estados Unidos (o en el domicilio u oficina de otro agente autorizado que designen las Emisoras mediante notificación por escrito al Fiduciario).

Autenticación

Las Obligaciones Negociables y los Cupones, si los hubiera, correspondientes a las mismas no tendrán validez ni serán obligatorios hasta tanto el Fiduciario o su representante hayan firmado el certificado de autenticación de los mismos.

Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro

Fiduciario. El Contrato de Fideicomiso contiene disposiciones para la indemnización del Fiduciario y para la exención de su responsabilidad. Las obligaciones del Fiduciario para con el Tenedor de una Obligación Negociable o Cupón están sujetas a las inmunidades y derechos que se estipulen en el Contrato de Fideicomiso. El Fiduciario ha designado a Banco Río de la Plata S.A. con domicilio en Bartolomé Mitre 480, Buenos Aires, Argentina, como su representante en la Argentina para recibir notificaciones en su nombre en la Argentina por parte de los Obligacionistas. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a todos y cada uno de sus cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos que ocupaba.

Agentes de Pago; Agentes de Transferencia; Agente de Registro. Las Emisoras han designado inicialmente a los Agentes de Pago, Agentes de Transferencia, Coagentes de Registro y Agente de Registro que se mencionan al dorso de este Prospecto. Las Emisoras podrán en cualquier momento designar Agentes de Pago, Agentes de Transferencia o Agente de Registro adicionales y dar por concluida la designación de los mismos; con la condición

de que, mientras las Obligaciones Negociables se encuentren En Circulación las Emisoras mantendrán una oficina o agencia para el pago del capital, los intereses y las Sumas Adicionales, si las hubiere, de Obligaciones Negociables, como lo disponen los Términos en la Ciudad de Nueva York y en Buenos Aires y mantendrán un Agente de Registro y un Agente de Transferencia en la Ciudad de Buenos Aires. En tanto alguna de las Obligaciones Negociables cotice en la Bolsa de Luxemburgo y las normas de la Bolsa de Luxemburgo así lo exijan, habrá una Agente de Pago y un Agente de Transferencia en Luxemburgo respecto de dichas Obligaciones Negociables y los Obligacionistas podrán transferir Obligaciones Negociables Cartulares que coticen en dicha bolsa mediante su presentación en las oficinas del Agente de Transferencia en Luxemburgo. La notificación de cualquier nombramiento adicional o cese, o de cualquier modificación de las oficinas a través de las cuales actúa cualquier Agente de Pago, Agente de Transferencia o Agente de Registro se efectuará de inmediato de la manera descripta en los Términos.

COMPENSACION Y LIQUIDACION

Generalidades

Se han celebrado o se celebrarán acuerdos con DTC, Euroclear y Clearstream para facilitar la transferencia de participaciones en las Obligaciones Negociables Globales. Las transferencias dentro de DTC, Euroclear y Clearstream serán realizadas de acuerdo con las disposiciones y procedimientos operativos usuales del sistema correspondiente. Las transferencias entre inversores pertenecientes a distintos mercados que poseen o poseerán Obligaciones Negociables por intermedio de DTC e inversores que poseen o poseerán Obligaciones Negociables por intermedio de Euroclear y/o Clearstream se efectuarán en DTC a través de los respectivos depositarios de Euroclear y Clearstream.

DTC

DTC ha advertido a las Emisoras lo siguiente: DTC es una entidad fiduciaria de objeto limitado, constituida de conformidad a las leyes del Estado de Nueva York, miembro del Sistema de Reserva Federal, una compañía de compensación (*"Clearing Corporation"*) de acuerdo al significado que establece el Código de Comercio Uniforme de los Estados Unidos y una agencia de compensación (*"Clearing Agency"*) registrada de acuerdo con lo previsto por el artículo 17A de la *United States Securities Exchange Act* ("Ley de Mercados de los Estados Unidos"). DTC ha sido creada para detentar valores negociables para los Participantes y facilitar la compensación y liquidación de transacciones con valores negociables entre Participantes en DTC a través de transferencias electrónicas en sus cuentas, eliminando así la necesidad de movimientos físicos de títulos. Entre los Participantes en DTC se incluyen agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias y agencias de compensación y puede incluir otras organizaciones. El acceso indirecto al sistema DTC está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en DTC, ya sea directa o indirectamente como Participante Indirecto en DTC.

De acuerdo con las disposiciones, regulaciones y procedimientos que crean y afectan a DTC y sus operaciones (las "Disposiciones"), DTC debe registrar transferencias entre los Participantes en DTC que representa con respecto a las Obligaciones Negociables Globales y recibir y remitir las distribuciones de capital e interés de las Obligaciones Negociables. Los Participantes en DTC y los Participantes Indirectos en DTC con los cuales los inversores tengan cuentas con respecto a las Obligaciones Negociables Globales deberán asimismo efectuar transferencias y recibir y remitir los pagos en representación de sus respectivos inversores.

Ya que DTC puede actuar sólo en representación de sus Participantes, quienes a su vez actúan en representación de los Participantes Indirectos en DTC y ciertos bancos, la facultad de una persona poseedora de una participación en las Obligaciones Negociables Globales de ceder en garantía o gravar tal participación a favor de personas o entidades que no participan en el sistema de DTC, o de ejercer otras facultades relativas a tal participación, se verá afectada por la falta de un título físico que acredite tal participación. Las leyes de ciertos estados requieren que ciertas personas realicen la entrega material de los títulos en forma definitiva. Como resultado, la facultad de transferir las participaciones en la Obligación Negociable Global a las mencionadas personas se encuentra limitada.

DTC ha advertido a las Emisoras que ejercerá cualquier acción que los Obligacionistas puedan ejercer (incluyendo la presentación de las Obligaciones Negociables para su reemplazo según se describe más adelante) sólo a requerimiento de uno o más participantes a quienes deban acreditárseles participaciones en su cuenta en DTC, y sólo en relación con la porción del capital total de las Obligaciones Negociables que el participante o los participantes hayan requerido. Sin embargo, en ciertos casos, DTC reemplazará Obligaciones Negociables por Obligaciones Negociables cartulares definitivas que distribuirá a sus participantes, las cuales si representan participaciones en la Obligación Negociable Nominativa Global Restringida, contendrán la leyenda mencionada en la sección *"Restricciones a la transferencia"*.

Euroclear

El Sistema Euroclear fue creado en 1968 para detentar los valores negociables de los participantes en Euroclear (los "Participantes en Euroclear") y para efectuar transacciones entre los Participantes en Euroclear a través de asientos registrales electrónicos, realizados simultáneamente contra el correspondiente pago eliminando así los movimientos físicos de títulos y todo riesgo inherente a la falta de simultaneidad en las transferencias de valores

negociables y de efectivo. Los Participantes en Euroclear incluyen bancos (incluyendo casas centrales), agentes bursátiles y extrabursátiles y otros intermediarios financieros profesionales. El acceso indirecto a Euroclear también está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en Euroclear, ya sea directa o indirectamente.

Euroclear opera a través de un contrato celebrado con *Euroclear Clearance System Société Cooperative*, una sociedad cooperativa belga (la "Cooperativa"). Todas las operaciones son efectuadas por el operador de Euroclear y todas las cuentas compensadoras de valores negociables y cuentas en efectivo de Euroclear son cuentas con el operador de Euroclear y no con la Cooperativa. La Cooperativa establece políticas fundamentales para Euroclear en representación de los Participantes en Euroclear. La Junta de Gobernadores del Sistema de Reserva Federal, el Departamento Bancario del Estado de Nueva York y la Comisión Bancaria de Bélgica regulan y examinan al operador de Euroclear.

Las cuentas compensadoras y las cuentas en efectivo con el operador de Euroclear se rigen por los Términos y Condiciones para el Uso de Euroclear, los Procedimientos Operativos del Sistema Euroclear y la legislación belga aplicable (en conjunto los "Términos y Condiciones de Euroclear"). Los Términos y Condiciones de Euroclear regulan las transferencias de valores negociables y efectivo dentro de Euroclear, el retiro de valores negociables y efectivo del sistema y la recepción de los pagos en relación con los valores negociables en el sistema. Todos los valores negociables de Euroclear se detentan sobre la base de la fungibilidad, sin atribuir certificados específicos a cuentas compensadoras específicas. El operador de Euroclear actúa en virtud de los Términos y Condiciones de Euroclear sólo en representación de los Participantes en Euroclear y no tiene ningún registro ni relación con las personas que detenten participaciones a través de los Participantes en Euroclear.

Las distribuciones relativas a las participaciones en las Obligaciones Negociables Globales detentadas a través de Euroclear se acreditarán en las cuentas en efectivo de los Participantes en Euroclear con el alcance recibido por el depositario del operador de Euroclear, en virtud de los Términos y Condiciones de Euroclear. El operador de Euroclear ejercerá cualquier otra acción que los Obligacionistas puedan ejercer en representación de los Participantes en Euroclear sólo de acuerdo con los Términos y Condiciones de Euroclear, sujeto a la facultad del depositario del operador de Euroclear para efectuar esas acciones en su nombre a través de DTC.

Clearstream

Clearstream se encuentra constituida según las leyes de Luxemburgo como un depositario profesional y, entre otras cosas, provee servicios de custodia, administración, compensación y liquidación de valores negociables que se negocian internacionalmente. Como depositario profesional, Clearstream se encuentra sujeta a las regulaciones del Instituto Monetario de Luxemburgo. Clearstream detenta los valores negociables de las organizaciones participantes ("Participantes en Clearstream") y facilita la compensación y registro de los cambios que se producen en las cuentas de los Participantes en Clearstream, eliminando los movimientos físicos de certificados. Los Participantes de Clearstream son instituciones financieras prestigiosas en todo el mundo, entre ellas suscriptores, agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias, entidades de compensación y otras organizaciones determinadas. El acceso indirecto a Clearstream también está disponible para otras personas, tales como bancos, agentes bursátiles y extrabursátiles y entidades fiduciarias que realizan operaciones o mantienen una relación de custodia con un Participante en Clearstream, ya sea directa o indirectamente.

RESTRICCIONES A LA TRANSFERENCIA

Generalidades

Las Obligaciones Negociables de cada Clase que son vendidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios de conformidad con una autorización de oferta publica otorgada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por la Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Globales, sujeto sólo a aquellas restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe Complementario de Términos y Condiciones. Si cualesquiera Obligaciones Negociables son parte de una Clase con respecto a la cuál no se ha solicitado autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos (una Antigua Obligación Negociable) y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una Nueva Obligación Negociable) en una oferta de canje realizada en cumplimiento de dicha ley, las Antiguas Obligaciones Negociables pueden ser canjeadas por Nuevas Obligaciones Negociables de conformidad con los procedimientos especificados en el Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Lo expuesto en esta sección se aplica sólo a las Obligaciones Negociables que no han sido autorizadas para la oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos. Ninguna disposición del Contrato de Fideicomiso permite el canje de una Obligación Negociable no autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, por una Obligación Negociable que ha sido autorizada por la misma, con excepción de lo dispuesto a continuación.

En ausencia de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos, las Obligaciones Negociables pueden solamente ser ofrecidas y vendidas en los Estados Unidos a QIBs en virtud la Resolución 144A y a un número limitado de Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos.

Cada comprador de Obligaciones Negociables ofrecidas por el presente que es una Persona de los Estados Unidos según se define en la Regulación S, se considerará que ha declarado y acordado lo siguiente:

(1) El comprador (o los compradores) (a) está adquiriendo las Obligaciones Negociables por cuenta propia o para una cuenta respecto de la cual ejerce absoluta discreción de inversiones, y que tanto el mismo como dicha cuenta es un QIB o un Inversor Institucional Acreditado, (b) si tal persona o cuenta es un QIB, tiene conocimiento que la venta de las Obligaciones Negociables que se está realizando se realiza en virtud de la Resolución 144A, y (c) si tal persona o cuenta es un Inversor Institucional Acreditado, entregará a las Emisoras, al Fiduciario y al vendedor de tales Obligaciones Negociables una carta de inversor sustancialmente similar al Anexo B del Prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina, y si es requerido por las Emisoras, una opinión de asesor legal en forma razonablemente satisfactoria para las Emisoras.

(2) Las Obligaciones Negociables no han sido ni serán objeto de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos y no pueden ser reofrecidas, revendidas, prendadas o transferidas de otra forma excepto de conformidad con lo que se contempla en la leyenda transcripta en (3) más abajo. Cada comprador reconoce que no se realiza ninguna declaración por parte de las Emisoras o cualquier Colocador respecto de la disponibilidad de cualquier exención en virtud de la Ley de Títulos Valores de los Estados Unidos o cualquier regulación estadual para la reventa de las Obligaciones Negociables.

(3) Cada Obligación Negociable Nominativa Global Restringida y cada Obligación Negociable Nominativa Cartular con Leyenda estará sujeta a ciertas restricciones a la transferencia expresadas en las mismas y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, llevarán la siguiente leyenda relativa a esas restricciones.

"NO SE HA SOLICITADO AUTORIZACION PARA HACER OFERTA PUBLICA DE ESTA OBLIGACION NEGOCIABLE AL AMPARO DE LA *UNITED STATES SECURITIES ACT OF 1933* Y SUS MODIFICACIONES (LA "LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS"), NI ANTE NINGUNA AUTORIDAD REGULATORIA DE TITULOS VALORES DE CUALQUIER ESTADO U OTRA JURISDICCION, Y NO

PUEDE SER REOFRECIDA, REVENDIDA, PRENDADA NI DE OTRA FORMA TRANSFERIDA EN AUSENCIA DE TAL AUTORIZACION EXCEPTO (1) EN UNA TRANSACCION DE ACUERDO CON LA RESOLUCION 903 O 904 DE LA *REGULATION S* ("REGULACION S") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, (2) A UN *INSTITUTIONAL ACCREDITED INVESTOR* ("INVERSOR INSTITUCIONAL ACREDITADO") QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 501(a)(1), (2), (3) O (7) DE LA *REGULATION D* ("RESOLUCION D") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A (A) (i) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA CARTA SUBSTANCIALMENTE SIMILAR AL ANEXO B DEL PROSPECTO EN IDIOMA INGLES CONFORME AL QUE ESTA OBLIGACION NEGOCIABLE HA SIDO EMITIDA Y (ii) A MENOS QUE SEA RECHAZADA POR LAS EMISORAS, LA RECEPCION POR LAS EMISORAS DE UNA OPINION, RAZONABLEMENTE ACEPTABLE PARA LAS EMISORAS, DE ASESORES JURIDICOS CON EXPERIENCIA EN MATERIA DE LEYES DE TITULOS VALORES EN EL SENTIDO DE QUE TAL REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, O (B) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE OTRAS CERTIFICACIONES, OPINIONES LEGALES O INFORMACION RAZONABLEMENTE ACEPTABLES PARA LAS EMISORAS DE QUE DICHA REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, (3) A LAS EMISORAS O COLOCADOR, (4) A UNA PERSONA QUE EL TRANSFERENTE CONSIDERE RAZONABLEMENTE QUE ES UN *QUALIFIED INSTITUTIONAL BUYER* ("COMPRADOR INSTITUCIONAL CALIFICADO"), CON EL SIGNIFICADO ATRIBUIDA POR LA "*RULE 144A*" ("RESOLUCION 144A") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS EN UNA TRANSACCION QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 144A, (5) EN VIRTUD DE UNA SOLICITUD DE AUTORIZACION DE OFERTA PUBLICA PRESENTADA QUE HA SIDO ADMITIDA EN VIRTUD DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, O (6) EN VIRTUD DE CUALQUIER OTRA EXCEPCION A LOS REQUISITOS DE AUTORIZACION PARA HACER OFERTA PUBLICA DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA OPINION DE ASESORES JURIDICOS O DE CUALQUIER OTRA PRUEBA, ACEPTABLE PARA LAS EMISORAS EN EL SENTIDO DE QUE LA REVENTA, PRENDA O TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, EN CADA CASO CONFORME A LA LEY DE TITULOS VALORES DE CUALQUIER ESTADO DE LOS ESTADOS UNIDOS Y DE CUALQUIER OTRO LUGAR".

(4) Cada una de las Obligaciones Negociables al Portador, y cada Cupón, si lo hubiera, estará sujeta a ciertas restricciones a la transferencia establecidas en la misma, en el Contrato de Fideicomiso y de acuerdo con la ley aplicable y, además, llevará la siguiente leyenda:

"CUALQUIER PERSONA DE LOS ESTADOS UNIDOS QUE POSEA ESTA OBLIGACION NEGOCIABLE ESTARA SUJETA A LAS RESTRICCIONES IMPUESTAS POR LAS *UNITED STATES INCOME TAX LAWS* ("LEYES DE IMPUESTO A LAS GANANCIAS"), INCLUYENDO LAS RESTRICCIONES ESTABLECIDAS EN LOS ARTICULOS 165 (j) Y 1287 (a) DEL *INTERNAL REVENUE CODE* ("CODIGO INTERNO DE INGRESOS")".

Se considerará que los compradores de Obligaciones Negociables vendidas fuera de los Estados Unidos al amparo de la Regulación S han declarado que no adquieren las Obligaciones Negociables a fin de revenderlas, distribuirlas o de otra forma transferirlas a una Persona de los Estados Unidos o en los Estados Unidos.

Además de las restricciones a la reventa dispuestas en la leyenda precedente, las Obligaciones Negociables Nominativas estarán sujetas a las demás normas y restricciones cambiarias y sobre transferencias que se estipulan en esta sección. En ningún caso una Obligación Negociable Nominativa podrá ser canjeada por una Obligación Negociable al Portador.

Transferencia de participaciones en las Obligaciones Negociables Nominativas Globales

Generalidades. Toda participación en un tipo de Obligación Negociable Nominativa Global que sea transferida a una persona que la reciba en forma de participación en el otro tipo de Obligaciones Negociables Nominativas Globales, una vez producida la transferencia, dejará de ser una participación del primer tipo de Obligación Negociable Nominativa Global y se convertirá en una participación en el otro tipo de Obligación Negociable

Nominativa Global y consecuentemente, estará sujeta en adelante a todas las restricciones a la transferencia y otros procedimientos aplicables a participaciones en tal otra Obligación Negociable Nominativa Global durante todo el tiempo que continúe en tal calidad.

Obligaciones Negociables Nominativas Globales Restringidas. El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de una participación en la Obligación Negociable Nominativa Global Restringida a un QIB en una transacción en virtud de la Resolución 144A sin necesidad de presentar una certificación escrita.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá canjear o transferir la participación en la forma de una participación en la Obligación Negociable Nominativa Global No Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo previsto en el Contrato de Fideicomiso (un "Certificado de Transferencia según la Regulación S") a los efectos de que el canje o transferencia se efectúa de conformidad con la Regulación S y a condición de que si el canje o transferencia se produce antes del vencimiento del Período Restringido aplicable, la nueva participación emitida será detentada a través de Euroclear o Clearstream.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de (i) una Obligación u Obligaciones Negociable/s Cartular/es Nominativa/s sin Leyenda sólo si la transferencia se produjera con posterioridad al vencimiento del Período Restringido aplicable y el titular presentara al Fiduciario y a las Emisoras un Certificado de Transferencia, o (ii) una Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) el titular ha solicitado una Obligación Negociable Cartular con Leyenda y ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, (b) el titular que solicite el canje o transferencia ha presentado al Fiduciario y las Emisoras una certificación escrita según el modelo estipulado en el Contrato de Fideicomiso a los fines de que el receptor de la transferencia es una persona de la cual puede razonablemente pensarse que detenta o compra por su propia cuenta o cuentas respecto de las cuales ejerce su exclusivo criterio para invertir y de la persona mencionada y cada una de tales cuentas es un QIB dentro del significado de la Resolución 144A (un "Certificado de Transferencia según la Resolución 144A"); (c) el receptor de una nueva Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo adjunto en el Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina a tal efecto, y siempre que la denominación mínima de cualquiera de tales Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000 (o su equivalente en cualquier otra Moneda Especificada), o (d) la transferencia que se solicita es a las Emisoras o al comprador inicial de la Obligación Negociable, sin perjuicio de que, aquel titular de una participación en una Obligación Negociable Nominativa Global Restringida sólo puede transferir esa participación a un Inversor Institucional Acreditado si la transferencia de la participación lo es en la forma de Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda transferida/s de conformidad con el subpárrafo (c) del presente párrafo. El titular de una participación en una Obligación Negociable Nominativa Global Restringida puede canjear una participación por una Obligación Negociable Nominativa Cartular con Leyenda.

Obligaciones Negociables Nominativas Globales de la Regulación S. Antes del vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A. Con posterioridad al vencimiento del Período Restringido aplicable el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sin la presentación de una certificación escrita, siempre que, el canje o transferencia sea efectuado sólo por un QIB según la Resolución 144A (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

El titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sin la presentación de una certificación escrita, siempre que, antes del vencimiento del Período Restringido aplicable, la transferencia no sea efectuada a Personas de los Estados Unidos o para la cuenta o beneficio de una Persona de los Estados Unidos (que no sea el comprador inicial de la Obligación Negociable) y sea efectuada a través de Euroclear y Clearstream en una transacción internacional conforme lo prescripto por la Regulación S.

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Antes del vencimiento del Período Restringido aplicable, un titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si el titular ha presentado al Fiduciario y las Emisoras: (i) un Certificado de Transferencia según la Resolución 144A o, (ii) un Certificado de Transferencia según la Regulación S. Con posterioridad al vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferir su participación en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con o sin Leyenda, sin la presentación de una certificación escrita.

Transferencia de Obligaciones Negociables Nominativas Cartulares

Obligaciones Negociables Nominativas Cartulares con Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si, en el caso de una transferencia, dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sólo si dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S y si dicha transferencia se efectúa con anterioridad al vencimiento del Período Restringido aplicable, sólo si la nueva participación emitida va a ser detentada a través de Euroclear o Clearstream.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá (i) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s sin Leyenda sólo si la transferencia se produce con posterioridad al vencimiento del Período Restringido aplicable y dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, o (ii) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) dicho Tenedor ha solicitado una Obligación Negociable Nominativa Cartular con Leyenda que deberá proporcionar el comprador y ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Resolución 144A (b) dicho Tenedor ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Regulación S, (c) el receptor ha presentado al Fiduciario y a las Emisoras un certificado por escrito según el modelo que se adjunta al Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina y, si fuera solicitado por las Emisoras, una opinión de asesores legales razonablemente satisfactoria para las Emisoras, con la condición de que la denominación mínima de cualquiera de dichas Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000, o (d) la transferencia solicitada a las Emisoras o al comprador inicial de dicha Obligación Negociable, o (iii) canjear dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda solamente si la nueva Obligación u Obligaciones Negociables Nominativas Cartulares con Leyenda se emiten a nombre del Tenedor que desea canjear la participación, en cuyo caso no se requerirá certificación escrita, con la condición de que, aquel Tenedor de participaciones en la forma de Obligaciones Negociables Nominativas Cartulares con Leyenda sólo podrá transferir dicha Obligación Negociable a un Inversor Institucional Acreditado si la transferencia de la participación es en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda transferida de conformidad con el subpárrafo (c) del presente párrafo.

Sujeto a las restricciones a la transferencia y canje establecidas en el Contrato de Fideicomiso, el Tenedor de una Obligación Negociable Nominativa Cartular podrá transferir o canjear la misma, en todo o en parte (por un monto total equivalente a la mínima denominación autorizada y cualquier monto mayor autorizado) mediante entrega de dicha Obligación Negociable en la *Corporate Trust Office* del Fiduciario o en las oficinas de cualquier Agente de Transferencia, junto con un instrumento de cesión y transferencia firmado, substancialmente similar al modelo anexo al Contrato de Fideicomiso en el caso de transferencia y una solicitud de canje por escrito para el caso de canje. En canje de cualquier Obligación Negociable Nominativa Cartular debidamente presentada para transferencia con toda la documentación necesaria que la acompañe, el Fiduciario, dentro de los cinco Días Hábiles de dicha solicitud si la misma se efectúa en la *Corporate Trust Office* del Fiduciario o dentro de los 10 (diez) Días Hábiles de dicha solicitud si la misma se efectúa en las oficinas de un Agente de Transferencia (que no sea el Fiduciario), autenticará y entregará en la *Corporate Trust Office* del Fiduciario o en las oficinas del Agente de Transferencia, según corresponda, al beneficiario (en el caso de transferencia) o Tenedor (en el caso de canje) o por correo

certificado a riesgo del beneficiario (en el caso de transferencia) o del Tenedor (en el caso de canje) al domicilio al cual el beneficiario o Tenedor, según corresponda, solicite, una Obligación/es Negociable/s Nominativa/s Cartular/es que se soliciten por un monto de capital total similar al que se solicite y en la denominación o denominaciones autorizadas que se soliciten. La presentación para transferencia o canje de cualquier Obligación Negociable Nominativa Cartular no será válida a menos que sean efectuadas en la *Corporate Trust Office* del Fiduciario en la Ciudad de Nueva York o en las oficinas de un Agente de Transferencia por el Tenedor registral en persona o por un apoderado debidamente autorizado. El Fiduciario podrá rechazar el registro de transferencia de cualquier Obligación Negociable durante el período de 15 (quince) días previo a la fecha debida para el pago del capital, intereses y las Sumas Adicionales, si hubiere, de las Obligaciones Negociables. No se requerirá que el Tenedor de una Obligación Negociable se haga cargo de los costos y gastos originados en cualquier canje, transferencia o registro de transferencia, pero se requerirá que el Tenedor respectivo se haga cargo de (i) los gastos de entrega fuera de la entrega por correo común (si los hubiere) y (ii) si las Emisoras así lo requieren, el pago de una suma suficiente para cubrir los impuestos de sellos o cargas gubernamentales o cargos de seguros que puedan ser exigidos en relación con los mismos.

Obligaciones Negociables Cartulares sin Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular sin Leyenda (que podrá emitirse sólo después del vencimiento del Período Restringido aplicable) podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida o de una Obligación Negociable Nominativa Global No Restringida, o en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda o sin Leyenda sin la presentación de una certificación escrita, con la condición de que tal canje o transferencia en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sea efectuada sólo por un QIB (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

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IMPUESTOS

Generalidades

La siguiente descripción es un resumen de ciertas consideraciones impositivas de la Argentina vinculadas a una inversión en Obligaciones Negociables. La descripción sólo tiene propósitos de información general y está fundada en las leyes y regulaciones impositivas argentinas en vigencia a la fecha de este Prospecto. Además, la descripción no hace referencia a todas las consecuencias impositivas posibles relacionadas a una inversión en las Obligaciones Negociables. Por otra parte, si bien se ha advertido a las Emisoras que este resumen constituye una interpretación correcta de la legislación vigente a la fecha de este Prospecto, no puede asegurarse que los tribunales o las autoridades fiscales responsables de la aplicación de esas leyes concuerden con esta interpretación, ni que no se vayan a introducir cambios en tales leyes.

El prospecto y los suplementos que se preparen en relación con la oferta y la venta de las Obligaciones Negociables fuera de la Argentina contendrán una descripción de algunas de las principales consideraciones impositivas de los Estados Unidos vinculadas a una inversión en las Obligaciones Negociables.

LOS COMPRADORES POTENCIALES DE LAS OBLIGACIONES NEGOCIABLES DEBEN CONSULTAR A SUS ASESORES IMPOSITIVOS EN LO QUE RESPECTA A LAS CONSECUENCIAS IMPOSITIVAS APLICABLES DE ACUERDO CON SUS SITUACIONES PARTICULARES, DERIVADAS DE LA ADQUISICION, TENENCIA Y DISPOSICION DE LAS OBLIGACIONES NEGOCIABLES Y, EN PARTICULAR, RESPECTO DE SU SITUACION FRENTE AL DECRETO N° 1.076/92, AL IMPUESTO A LA GANANCIA MINIMA PRESUNTA Y AL IMPUESTO A LOS BIENES PERSONALES. EN CASO DE ESTAR ALCANZADO POR DICHO DECRETO, LOS PAGOS DE INTERES ESTARAN SUJETOS A RETENCION, SIN PERJUICIO DE LA OBLIGACION DE PAGAR SUMAS ADICIONALES EN LOS CASOS PREVISTOS EN LA SECCION "*DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES – RESCATE Y RECOMPRA – RESCATE POR RAZONES IMPOSITIVAS; SUMAS ADICIONALES*". LOS OBLIGACIONISTAS QUE SEAN SUJETOS PASIVOS DEL IMPUESTO A LOS BIENES PERSONALES, DEBEN CONSIDERAR QUE DEBERAN TRIBUTARLO SIN RECURSO ALGUNO CONTRA LAS EMISORAS. NO OBSTANTE ELLO, LAS EMISORAS HAN RENUNCIADO EN FORMA IRREVOCABLE E INCONDICIONAL A TODO DERECHO QUE PUDIESEN TENER PARA RECUPERAR DE LOS OBLIGACIONISTAS CUALQUIER PAGO QUE DEBIERAN HACER EN VIRTUD DE DICHO IMPUESTO POR APLICACION DE LAS NORMAS VIGENTES.

Impuesto a las ganancias sobre pago de interés

De acuerdo con las leyes y regulaciones impositivas argentinas, el pago de los intereses (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) correspondientes a títulos de deuda emitidos por compañías argentinas, constituye un ingreso susceptible de ser gravado salvo que fuera exento en forma expresa. De acuerdo con la Ley de Obligaciones Negociables, los pagos de interés (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) sobre títulos de deuda que califiquen como obligaciones negociables (término que incluye títulos de deuda a mediano y corto plazo como las Obligaciones Negociables) emitidas por compañías argentinas están exentos del impuesto a las ganancias, sin perjuicio de lo mencionado más abajo, siempre y cuando las obligaciones negociables hayan sido emitidas de conformidad y en cumplimiento de todos los requisitos previstos en la Ley de Obligaciones Negociables (los "Requisitos de Exención Impositiva"); en particular, (i) que la oferta pública de las obligaciones negociables fuera debidamente autorizada por la CNV, (ii) que las obligaciones negociables sean ofrecidas y colocadas públicamente a inversores, y (iii) que el emisor de las obligaciones negociables observe las disposiciones de la Ley de Obligaciones Negociables sobre el uso de los fondos, incluyendo la revelación del uso de los fondos a los inversores en los documentos de oferta y la demostración de tales usos a la CNV. El Decreto N° 1.076/92 promulgado por el Poder Ejecutivo Nacional el 30 de junio de 1992, y ratificado por Ley N° 24.307, anuló la exención impositiva respecto al impuesto a las ganancias aplicable a las obligaciones negociables cuyos tenedores sean determinadas personas jurídicas o establecimientos argentinos organizados en forma de empresa que realicen ajuste por inflación de acuerdo con las leyes impositivas, incluyendo, con carácter meramente enunciativo, sociedades por acciones, sociedades por parte de interés, sucursales de sociedades constituidas en el extranjero, asociaciones civiles, fundaciones, empresas unipersonales u otros establecimientos organizados en forma de empresas (las "Entidades Argentinas").

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La CNV autoriza la emisión de obligaciones negociables de una Clase en el marco de un programa autorizado (como es el caso del Programa) sin aprobación previa de dicha Clase, siempre y cuando se suministre a la CNV la información concerniente al precio de colocación y toda otra información relevante dentro de los cinco días hábiles posteriores a la mencionada emisión (incluyendo el Informe de Términos y Condiciones correspondiente, certificación del uso de los fondos, informe del auditor, resolución del directorio que apruebe la emisión y constancia de publicación de la notificación requerida por el Artículo 10 de la Ley de Obligaciones Negociables). En caso de que la información mencionada fuera suministrada con posterioridad a la colocación de las Obligaciones Negociables, la CNV emitirá su decisión con respecto a las exenciones impositivas según el Artículo 37 de la Ley de Obligaciones Negociables dentro de los cinco días hábiles posteriores a la presentación de esa información. Si la CNV no autorizara expresamente la emisión o no requiriera información adicional, se considerará que los beneficios mencionados son aplicables.

Las Obligaciones Negociables serán emitidas de acuerdo con los requisitos de la Ley de Obligaciones Negociables y la CNV ha autorizado la emisión de las Obligaciones Negociables de conformidad con el Contrato de Fideicomiso mediante Certificado N° ___ de la Gerencia de Emisoras de fecha __ de __________ de 2001. En consecuencia, si la suscripción y reventa de las Obligaciones Negociables se realiza de la forma contemplada en este Prospecto y de acuerdo con las disposiciones de la Ley de Obligaciones Negociables, las Normas de la CNV y otras leyes y regulaciones aplicables y los fondos netos obtenidos de la emisión de las Obligaciones Negociables son utilizados en la forma prevista en este Prospecto y así se lo certifica a la CNV, los Requisitos de Exención Impositiva habrán sido cumplidos. En el caso de que esa exención no sea aplicable, según los términos de las Obligaciones Negociables, las Emisoras serán responsables por el pago de cualquier retención de forma tal que asegure que los Tenedores de las Obligaciones Negociables reciban el monto de interés estipulado en las Obligaciones Negociables, como si tal retención no hubiera sido exigida, excepto en los supuestos contemplados en las Obligaciones Negociables. Ver la sección "*Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*".

Impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario

Como consecuencia de la aplicación de la Ley N° 25.063, vigente a partir del 31 de diciembre de 1998, los costos en concepto de préstamos de las Emisoras han aumentado en forma significativa. Dicha ley incluyó un nuevo impuesto denominado como el impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario, que será pagado por determinados prestatarios, incluyendo los emisores de obligaciones negociables (tales como las Obligaciones Negociables). Este nuevo impuesto se aplica al pago de intereses sobre las obligaciones negociables en poder de personas jurídicas extranjeras y de personas residentes, sucesiones indivisas radicadas en el país, personas no residentes y préstamos otorgados a sujetos empresa por bancos habilitados en la Argentina. En el caso de las obligaciones negociables, la carga impositiva y la responsabilidad por los pagos corresponden al emisor. El impuesto es exigible al realizarse el pago del interés, sin considerar el período al cual se aplica dicho interés o si es un pago total o parcial. En el caso de obligaciones negociables (tales como las Obligaciones Negociables) el impuesto es del 15 % de la porción de interés abonada. Adicionalmente, dicha ley incrementó la alícuota del impuesto a las ganancias para sociedades del 33 % al 35 %, y estableció un impuesto del 1 % sobre los activos pertenecientes a las sociedades al cierre de cada ejercicio económico (impuesto a la ganancia mínima presunta). En el caso de emisión de obligaciones negociables bajo la par, se deberá ingresar el 15 % del descuento de emisión en la fecha en que se registre el ingreso de los fondos.

Impuesto a las ganancias derivadas de la venta o disposición de las Obligaciones Negociables

Las ganancias de capital obtenidas de la venta u otra disposición de las Obligaciones Negociables de personas físicas, residentes o no y de personas jurídicas extranjeras sin representación permanente en la Argentina no están actualmente sujetas al impuesto a las ganancias, siempre que las Emisoras cumplan con los requisitos de exención. De acuerdo con el Decreto N° 1.076/92, las ganancias que se originen en la venta u otra forma de disposición de las Obligaciones Negociables por parte de las Entidades Argentinas están sujetas al impuesto a las ganancias.

Impuesto a los bienes personales

De conformidad con lo dispuesto por la Ley N° 23.966 y sus modificatorias, las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina o el extranjero (en este último caso sólo con respecto a bienes situados en la Argentina, lo cual incluye las Obligaciones Negociables) están sujetas al impuesto a los

bienes personales que grava los bienes existentes al 31 de diciembre de cada año con una alícuota del 0,5 %, si el valor total de los bienes sujetos al impuesto no excede de $ 200.000, y una alícuota del 0,75 % si dicho valor es superior a $ 200.000. Respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina, dicho impuesto resulta aplicable sobre los bienes personales en la medida en que su valor, en conjunto, exceda de $ 102.300. El mencionado impuesto se calcula en base al valor de mercado si las obligaciones negociables tuvieran cotización, o al valor técnico (capital más intereses devengados) en caso de no existir tal cotización. A su vez, respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en el extranjero el referido impuesto grava con una alícuota del 0,75 % a la totalidad de los bienes situados en la Argentina acorde a un régimen especial de ingreso del gravamen de responsables sustitutos. De acuerdo con el artículo 26 de la Ley N° 23.966 y sus modificatorias, el régimen de responsable sustituto que permite la percepción de dicho impuesto en tales casos, no es aplicable a ciertos tipos de activos financieros, incluyendo las Obligaciones Negociables. Las personas físicas y sucesiones indivisas sujetas a este impuesto podrán tendrán derecho, sujetas a ciertas restricciones, a computar como pago a cuenta las sumas efectivamente pagadas en el exterior por gravámenes similares al mismo.

Las sociedades, empresas, establecimientos permanentes, patrimonios de afectación o explotaciones (las "Empresas") domiciliadas, radicadas o ubicadas en la Argentina o el exterior, posean o no un establecimiento permanente en la Argentina, no estarán en principio sujetas al impuesto a los bienes personales respecto de sus tenencias por cualquier título de las Obligaciones Negociables. Ver la sección "*– Impuesto a la ganancia mínima presunta*". No obstante ello, cuando la titularidad directa de las Obligaciones Negociables corresponda a Empresas (con excepción, de acuerdo a lo previsto en el quinto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, de compañías de seguro, fondos abiertos de inversión, fondos de pensión o entidades bancarias o financieras cuyas casas matrices estén constituidas o radicadas en países en los que sus bancos centrales hayan adoptado los estándares internacionales del Comité de Bancos de Basilea) domiciliados, radicados o ubicados en el exterior en países que no apliquen regímenes de nominatividad de los valores negociables privados, de acuerdo a lo dispuesto en el cuarto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, se presumirá, sin admitir prueba en contrario, que las Obligaciones Negociables pertenecen a personas físicas o sucesiones indivisas domiciliadas o radicadas en la Argentina, por lo que se encontrarán sujetas al pago del impuesto a los bienes personales según se describió en el párrafo anterior, en cuyo caso la alícuota correspondiente al impuesto se elevará al 1 % (la "Presunción"). En este sentido, la legislación aplicable no aclara, atento a la derogación del artículo 6° de la Resolución General N° 4172/96 de la Dirección General Impositiva (la "DGI") de fecha 6 de junio de 1996, el alcance de la expresión "titular directo", por lo cual no puede determinarse si la Presunción se aplica a los tenedores por cualquier título de las Obligaciones Negociables o a los propietarios de las mismas (en particular, cuando las Obligaciones Negociables se encuentran representadas por certificados globales).

De conformidad con lo dispuesto por el Decreto N° 812/96 promulgado por el Poder Ejecutivo Nacional con fecha 22 de julio de 1996 (y con efecto para los bienes existentes a partir del 31 de diciembre de 1995), la Presunción no se aplica a los títulos privados representativos de deuda (i) con oferta pública autorizada por la CNV y (ii) que se negocien en bolsas o mercados de valores del país o del exterior. No se ha precisado aún, sin embargo, el alcance y significado de este último requisito. Las Obligaciones Negociables que se emitan en el marco del Programa fueron autorizadas para su oferta pública por la CNV y se ha solicitado autorización para cotizar las Obligaciones Negociables correspondientes a cada Clase en la BCBA, la Bolsa de Comercio de Luxemburgo y cualquier otro mercado según se especifica en el correspondiente Informe de Términos y Condiciones. En este sentido, la Resolución General N° 4203/96 de la DGI de fecha 1° de agosto de 1996 dispone que las entidades emisoras de obligaciones negociables cuya oferta pública hubiera sido autorizada por la CNV (como las Obligaciones Negociables), deberán aportar, cuando así lo requiera la DGI, copia certificada por la CNV de la resolución por la que se acuerda la referida autorización y constancia de su vigencia al 31 de diciembre del año al que corresponda la liquidación del impuesto. La falta de presentación de tales constancias dará lugar a la obligación de ingreso del gravamen determinado conforme a la ley.

Por otra parte, la Presunción será aplicable en caso de que las Obligaciones Negociables dejaran en cualquier momento de cumplir con los requisitos de autorización de oferta pública y cotización establecidos por el Decreto N° 812/96 para la exclusión de la misma. En tal caso, de conformidad con el segundo párrafo del artículo 29 del Decreto N°127/96 modificado por el Decreto N° 812/96, la Presunción sólo comprenderá a las Empresas domiciliadas o radicadas en el exterior que, por su naturaleza jurídica o sus estatutos, (i) tengan por actividad principal realizar inversiones fuera de la jurisdicción de su país de constitución y/o (ii) no puedan ejercer en la misma ciertas operaciones y/o inversiones expresamente determinadas en el régimen legal o estatutario que las

regula (las "Sociedades Inversoras Extranjeras"). La Resolución General N° 4172/96 de la DGI y sus modificatorias prevé, además, que las Sociedades Inversoras Extranjeras quedarán comprendidas en la Presunción si su capital o, en el caso de establecimientos estables, el de la Empresa a que pertenecen se encuentra representado por acciones u otros valores negociables que no sean considerados nominativos por la legislación vigente en la materia en el país de constitución. Si en cualquier momento las Obligaciones Negociables dejaran de cumplir con los requisitos de exención del impuesto a los bienes personales dispuestos en el Decreto N° 812/96, las sociedades emisoras deberán requerir, en los casos en que así lo indique la DGI, la acreditación de que los "titulares directos" de los títulos o, tratándose de establecimientos permanentes, las empresas a las que pertenecen, no califican como Sociedades Inversoras Extranjeras. El artículo 7 de la Resolución N° 4172/96 de la DGI determina la documentación que las entidades, sociedades y empresas mencionadas en el mismo deberán requerir a los "titulares directos" de las Obligaciones Negociables. De no producirse la acreditación requerida en el plazo, forma y condiciones dispuestas por la DGI, las sociedades emisoras deberán ingresar con carácter de pago único y definitivo, por los bienes comprendidos en la Presunción existentes al 31 de diciembre, el 1 % del valor de los mismos, determinado conforme a la ley. Si una sociedad emisora pagase el impuesto argentino a los bienes personales por un titular de participaciones en las Obligaciones Negociables, estaría autorizada para recuperar de dicho titular los montos pagados, pudiendo sin limitación alguna, retener o ejecutar los activos que originaron dicho pago.

Atento a que la reglamentación del impuesto a los bienes personales fue sometida a sucesivas modificaciones, y a que no ha sido aún interpretada por los tribunales o autoridades fiscales responsables de su aplicación, no puede asegurarse la aplicación o interpretación que de dicha reglamentación efectúen los mismos. En consecuencia, los compradores potenciales de las Obligaciones Negociables deben consultar a sus asesores impositivos con relación a las consecuencias impositivas relativas a la aplicación del impuesto a los bienes personales.

Impuesto a la ganancia mínima presunta

La Ley N° 25.063 y sus modificatorias, crea por el término de diez años el impuesto a la ganancia mínima presunta. En particular, el tributo grava la tenencia de obligaciones negociables como parte integrante del activo cuyo valor en conjunto supere la suma de $ 200.000, de sociedades domiciliadas en el país, asociaciones civiles y fundaciones, empresas o explotaciones unipersonales, fideicomisos, ciertos fondos comunes de inversión, en todos los casos constituidos en el país, y establecimientos estables pertenecientes a sujetos del exterior, incluso pertenecientes a fondos comunes de inversión del exterior o a estados extranjeros, en tanto actúen como entes del derecho privado. Dicho impuesto es complementario del impuesto a las ganancias en función de que este último grava las utilidades obtenidas al cierre de cada ejercicio económico, en tanto el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de determinados activos productivos al cierre de cada ejercicio económico con una alícuota del 1 %. Los sujetos obligados al pago del impuesto a la ganancia mínima presunta, determinarán el impuesto en sus estados contables sobre el activo resultante al cierre de cada ejercicio económico anual hasta el 30 de diciembre de 2008, y deberán ingresar o tributar el 1 % sobre dicho activo, en el caso particular, el 1 % sobre el valor asignado a las obligaciones negociables. Dicho valor se determinará, en el caso de obligaciones negociables que coticen en bolsas o mercados, al último valor de cotización a la fecha de cierre del ejercicio y, en el caso de obligaciones negociables que no coticen en bolsas o mercados, a su costo, incrementado, de corresponder, con los intereses y diferencias de cambio que se hubieran devengado a la fecha de cierre del ejercicio.

Impuesto sobre los créditos y débitos en cuentas bancarias

La Ley N° 25.413 (la "Ley de Competitividad") y sus modificatorias, estableció un impuesto sobre los créditos y débitos en cuentas bancarias abiertas en entidades regidas por la Ley N° 21.526 (la "Ley de Entidades Financieras"). El gravamen se encuentra a cargo del titular de la cuenta bancaria respectiva, mientras que las entidades financieras deberán actuar como agentes de liquidación y percepción del mismo. La Ley de Competitividad dispone que el Poder Ejecutivo Nacional se encuentra facultado para establecer su alícuota hasta un 0,6 % y para disponer que dicho gravamen constituya, en forma parcial o total, un pago a cuenta de todos o algunos de los impuestos y contribuciones sobre la nómina salarial (con la única excepción de las correspondientes al régimen nacional de obras sociales), cuya aplicación, percepción y fiscalización se encuentre a cargo de la Administración Federal de Ingresos Públicos. En ejercicio de dichas facultades, el Poder Ejecutivo Nacional dispuso, mediante el dictado del Decreto N° 969/01 de fecha 30 de julio de 2001, (i) eximir de la aplicación del gravamen a las cajas de ahorro, (ii) fijar su alícuota general en 0,6 %, y (iii) la posibilidad de computar como pago

a cuenta de impuestos (incluyendo impuestos a las ganancias, a la ganancia mínima presunta y al valor agregado) y/o contribuciones de la nómina salarial (excepto las correspondientes al régimen nacional de obras sociales) hasta un 58 % de los importes ingresados por dicho concepto.

Conforme lo descripto en el párrafo precedente, los Tenedores de Obligaciones Negociables residentes en la Argentina que no se encuentren alcanzados por cualquiera de las exenciones dispuestas por la Ley de Competitividad y sus modificatorias, soportarán la incidencia del gravamen sobre cada pago que se acredite en sus respectivas cuentas corrientes bancarias abiertas en entidades regidas por la Ley de Entidades Financieras.

Otros impuestos

Los pagos de interés de las Obligaciones Negociables (incluyendo el descuento de emisión inicial, si lo hubiera) no estarán sujetos al impuesto al valor agregado argentino en tanto los Requisitos de Exención Impositiva se hayan cumplido con respecto de las Obligaciones Negociables. En el territorio federal de la Argentina no se grava con impuestos a la transmisión gratuita de bienes a herederos, donantes, legatarios o donatarios. Ningún impuesto a la transferencia de valores negociables, impuesto de sellos, impuesto a la emisión, registro o similares debe ser pagado por los Obligacionistas. De acuerdo con lo previsto en el artículo 38 de la Ley de Obligaciones Negociables, si no se cumpliesen los Requisitos de Exención Impositiva, las Emisoras pagarán, sujeto a los términos y condiciones de las Obligaciones Negociables, todo impuesto que se aplique a los inversores. En el caso de que fuera necesario iniciar acciones judiciales en relación con las Obligaciones Negociables ante los tribunales de la ciudad de Buenos Aires, se deberá abonar una tasa de justicia (actualmente del 3 % sobre el monto reclamado).

SUSCRIPCION Y VENTA

Las Obligaciones Negociables pueden ser ofrecidas y vendidas directamente por las Emisoras o a través de cualquier otro Colocador o Agente que las Emisoras podrán oportunamente designar, conforme a lo dispuesto en el *contrato de suscripción o colocación, o tal otro acuerdo en relación con la venta inicial de las Obligaciones* Negociables de cada Clase o Serie. Cualquier Colocador o Agente será especificado en el correspondiente Informe de Términos y Condiciones. Si cualesquiera Colocadores o Agentes de las Emisoras se encuentran involucrados en la venta de las Obligaciones Negociables respecto de la cual el presente Prospecto es entregado, los nombres de tales Colocadores o Agentes y cualquier precio de compra de los Colocadores o comisión de los Agentes, según sea el caso, se especificará o se facilitará su cálculo en el Informe de Términos y Condiciones correspondiente. Los fondos netos para las Emisoras de tal venta serán el precio de compra menos tal comisión o precio de compra, según sea el caso, menos, en cada caso, los gastos de emisión resultantes.

Las Obligaciones Negociables serán ofrecidas al público en la Argentina de acuerdo con los términos de la autorización de oferta pública otorgada por la CNV y sólo a través de Agentes o Colocadores autorizados por la legislación argentina y por las Emisoras.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables ofrecidas en el presente conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de valores negociables de ninguno de sus estados y, a menos que se obtenga dicha autorización, no podrán ser ofrecidas ni vendidas dentro de los Estados Unidos o sus dominios ni a ninguna Persona de los Estados Unidos excepto a QIBs o a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos y conforme a cualquier otra ley aplicable. Las Obligaciones Negociables ofrecidas de acuerdo con el presente no son transferibles, excepto de acuerdo con las restricciones descriptas más arriba. Ver la sección "*Restricciones a la transferencia*".

Asimismo, hasta 40 (cuarenta) días después de la distribución de cualquier Clase de Obligaciones Negociables, una oferta o venta de las Obligaciones Negociables dentro de los Estados Unidos por un Colocador (sea que participe o no de la oferta) podría violar los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos si la oferta o venta se realizara de otra forma que no sea de acuerdo con la Resolución 144A o en transacciones de otra forma exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos. Ver la sección "*Restricciones a la transferencia*".

Cada Clase de Obligaciones Negociables estará sujeta también a las restricciones de venta adicionales de los Estados Unidos conforme a lo que acuerden las Emisoras y los Colocadores o Agentes correspondientes y según lo indicado en el Informe de Términos y Condiciones correspondiente. Cada uno de los Colocadores o Agentes acordarán ofrecer, vender o entregar las Obligaciones Negociables sólo en cumplimiento con esas restricciones de venta adicionales.

Cada Colocador o Agente convendrá que: (1) no ofrecerá ni venderá las Obligaciones Negociables en el Reino Unido antes de que expire el período de 6 (seis) meses desde la fecha de emisión de una Clase de Obligaciones Negociables, excepto a personas cuya actividad comercial sea comprar, detentar, administrar o disponer de inversiones, por cuenta propia o de terceros, en la esfera de sus negocios o de otra forma en circunstancias en las cuales no se constituya una oferta pública en el Reino Unido dentro de lo establecido por la *Public Offers of Securities Regulations 1995*; (2) cumplirá con todas las disposiciones pertinentes de la *Financial Services Act 1986* (Ley de Servicios Financieros), correspondientes a cualquier acto en relación con las Obligaciones Negociables que de cualquier manera involucre al Reino Unido; y (3) solamente emitirá o entregará en el Reino Unido cualquier documento recibido en relación con la emisión de las Obligaciones Negociables, si esa persona reúne los requisitos descriptos en el artículo 11(3) de la *Financial Services Act 1986* (*Investment Advertisements*) (*Exemptions*) *Order 1996* o a una persona a quien se le pueda emitir o entregar el documento legítimamente.

Cada Colocador o Agente convendrá que no ha ofrecido ni vendido, ni ofrecerá ni venderá ninguna Obligación Negociable (i) como parte de su distribución en cualquier momento o (ii) en cualquier momento hasta el vencimiento del Período Restringido aplicable, dentro de los Estados Unidos o a la cuenta o beneficio de una Persona de los Estados Unidos excepto conforme a una solicitud de oferta pública vigente bajo la Ley de Títulos Valores de los Estados Unidos o (A) conforme a la Resolución 903 de la Regulación S y (B) a QIBs o a Inversores Institucionales Acreditados cada uno de los cuales (AA) adquiera Obligaciones Negociables de un monto de Capital total de no

menos de U$S 250.000 a su propia cuenta y para cada cuenta que ejerce control para la que está adquiriendo Obligaciones Negociables y (BB) suscribe y entrega una carta substancialmente similar al modelo que se adjunta al Contrato de Fideicomiso. El Colocador o Agente también habrá acordado que no ha ofrecido ni vendido, y que no ofrecerá ni venderá, ninguna Obligación Negociable fuera de los Estados Unidos, excepto conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos.

Excepto en la Argentina y a menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, no se ha iniciado ni se iniciará tramitación alguna en ninguna jurisdicción, (a menos que las Obligaciones Negociables pertenezcan a una Clase que prevea la presentación de una solicitud de autorización de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos) que autorizaría una oferta pública de las Obligaciones Negociables o la posesión o distribución de este Prospecto o cualquier documento de divulgación o cualquier modificación o suplemento de los mismos o cualquier otro material relacionado con las Obligaciones Negociables en ningún país ni jurisdicción donde sea necesaria una tramitación a tal efecto. Todo Colocador o Agente cumplirá con las leyes y regulaciones aplicables en todas aquellas jurisdicciones en las cuales adquiera, ofrezca, venda, o entregue Obligaciones Negociables, o aquéllas en las que tenga en posesión o distribuya cualquier prospecto preliminar o Prospecto o cualquier modificación o suplemento del mismo u otro material a tal efecto.

MATERIAS LEGALES

La validez de la emisión de las Obligaciones Negociables conforme a la legislación argentina será analizada en forma limitada para las Emisoras por *Muñoz de Toro & Muñoz de Toro*, asesores legales de las Emisoras respecto de la legislación argentina.

AUDITORES

Los estados contables anuales de Pampeana y Sur correspondientes a cada uno de los años comprendidos en el período de tres años finalizado el 31 de diciembre de 2000, 1999 y 1998 han sido incluidos en el presente Prospecto de conformidad con el informe de *PricewaterhouseCoopers*, contadores públicos independientes, que aparecen a partir de la página E-1 del presente y en virtud del carácter de expertos en el área de contabilidad y auditoría de dicha empresa. Asimismo, se han incluido en el presente los estados contables correspondientes a los períodos económicos finalizados el 30 de junio de 2001 y 2000. En lo que respecta a los estados contables al 30 de junio de 2001, *PricewaterhouseCoopers* ha informado que ha aplicado procedimientos limitados de conformidad con los principios profesionales para la revisión de dicha información. Sin embargo, el informe establece que no se realizó ninguna auditoría y que no emiten ningún tipo de opinión respecto de dichos estados contables. Consecuentemente, el grado de confiabilidad en dicho informe debería ser restringido debido a la naturaleza limitada de los procedimientos de revisión aplicados. Los estados contables provisorios al 30 de junio de 2000 han sido incluidos en el presente de conformidad con el informe de *PricewaterhouseCoopers*, contadores públicos independientes.

INFORMACION GENERAL

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Comercio de Luxemburgo (o en cualquier otra bolsa o mercado que se indique en el Informe de Términos y Condiciones correspondiente). Con anterioridad a la cotización en la Bolsa de Comercio de Luxemburgo, una notificación legal respecto de la emisión de las Obligaciones Negociables, el acta constitutiva y los estatutos de las Emisoras serán depositados con el *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, donde se podrán revisar u obtener copias de los documentos mencionados. Se podrá solicitar autorización para cotizar las Obligaciones Negociables emitidas conforme al Programa en la BCBA.

Se podrán solicitar copias en inglés de los estatutos de las Emisoras, el Contrato de Fideicomiso, todo suplemento o Informe de Términos y Condiciones y los estados contables anuales y trimestrales de las Emisoras durante el plazo de vigencia de las Obligaciones Negociables en las oficinas de Kredietbank S.A. Luxembourgeoise, agente de cotización en la Bolsa de Comercio de Luxemburgo, si las Obligaciones Negociables cotizan en dicha bolsa. Podrá solicitarse copia de dichos documentos en español en la sede social de las Sociedades.

Desde el 31 de diciembre de 2000, fecha de los últimos estados contables auditados de las Emisoras incluidos en el presente Prospecto, no se ha producido ningún cambio substancial desfavorable en la situación patrimonial o de otra índole de las Emisoras, ni en sus resultados, operaciones, actividades o perspectivas. Las Emisoras no son parte en ningún litigio, arbitraje o procedimiento administrativo relativo a reclamos de derechos o montos que resulten relevantes en el contexto de la emisión de las Obligaciones Negociables en el marco del Programa o que podrían afectar significativa o adversamente su capacidad de cumplir con las obligaciones en virtud de las Obligaciones Negociables y, al mejor saber y entender de las Emisoras, no existe ni es inminente ningún litigio, arbitraje o procedimiento administrativo de significación.

Las Emisoras fueron constituidas como sociedades anónimas de conformidad con las leyes de la Argentina el 24 de noviembre de 1992 por un período de 99 años, constituyendo el domicilio de la sede social en la ciudad de Buenos Aires.

El 29 de septiembre de 1994 la CNV aprobó, las modificaciones en la razón social de las Sociedades de Distribuidora de Gas Pampeana S.A. y Distribuidora de Gas del Sur S.A. a "Camuzzi Gas Pampeana S.A." y "Camuzzi Gas del Sur S.A.", respectivamente, cambios que fueron adoptados el 28 de julio de 1994.

La emisión de las Obligaciones Negociables en virtud del Contrato de Fideicomiso fue autorizada por resoluciones de las asambleas ordinarias de las Emisoras celebradas el __ de ________ de 2001 y por resoluciones de los Directorios de las Emisoras del __ de ________ de 2001.

M

Se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales emitidas al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos sean aceptadas para su negociación a través de Euroclear o Clearstream. Asimismo, se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales Nominativas sean aceptadas para su negociación a través de DTC. También se solicitará autorización para que las Obligaciones Negociables representadas por una Obligación Negociable Global Restringida sean aceptadas para su negociación a través del sistema PORTAL. El Informe de Términos y Condiciones correspondiente especificará el código común y los números ISIN, CUSIP y/o CINS, según sea el caso, para la Obligación Negociable Global correspondiente. Si las Obligaciones Negociables fueran negociadas a través de un sistema de compensación adicional o alternativo, la información respectiva se incluirá en el Informe de Términos y Condiciones correspondiente.

ESTADOS CONTABLES

Estados contables de Camuzzi Gas Pampeana S.A.

Estados contables sujetos a revisión limitada correspondientes al período de seis meses finalizado el 30 de junio de 2001 y estados contables auditados al 30 de junio de 2000

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 1999 y 1998

00899



Estados contables de Camuzzi Gas del Sur S.A.

Estados contables sujetos a revisión limitada correspondientes al período de seis meses finalizado el 30 de junio de 2001 y estados contables auditados al 30 de junio de 2000

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 1999 y 1998



EMISORAS

Camuzzi Gas Pampeana S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

Camuzzi Gas del Sur S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

ASESORES LEGALES

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Puerto Madero
Av. Alicia Moreau de Justo 740, Loft 212
C1107AAP Buenos Aires
Argentina

AUDITORES

PricewaterhouseCoopers
Puerto Viamonte
Av. Alicia Moreau de Justo 270, 2° Piso
C1107AAF Buenos Aires
Argentina

FIDUCIARIO, AGENTE DE REGISTRO
Y AGENTE PRINCIPAL DE PAGO

The Bank of New York
101 Barclay Street, 21W
Nueva York, Nueva York 10236
Estados Unidos de América

AGENTE DE TRANSFERENCIA
Y AGENTE DE PAGO

The Bank of New York
London Branch
46 Berkeley Street
Londres WIX 6AA
Reino Unido

CO-AGENTE DE REGISTRO Y AGENTE DE PAGO

Banco Río de la Plata S.A.
Bartolomé Mitre 480
C1036AAH Buenos Aires
Argentina

[ESTA PAGINA HA SIDO DEJADA INTENCIONALMENTE EN BLANCO]

PROGRAMA DE EMISION

DE OBLIGACIONES NEGOCIABLES

DE MEDIANO PLAZO

VN U$S 300.000.000

CAMUZZI GAS PAMPEANA S.A.

CAMUZZI GAS DEL SUR S.A.

PROSPECTO

Organizadores

[COMPLETAR]

__ de octubre de 2001

No se ha autorizado a persona alguna a que brinde información o preste declaraciones en relación con la oferta descripta en el presente, fuera de las de este Prospecto y, en caso contrario, no deberán ser consideradas como autorizadas por las Sociedades Emisora o ninguna otra persona. Ni la entrega de este Prospecto ni cualquier venta realizada al amparo del mismo implicará que no ha habido cambios significativos en las operaciones de las Sociedades ni que la información contenida en el mismo sea correcta en cualquier momento posterior a su fecha. Este Prospecto no constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores más allá de los referidos en el mismo, ni constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores en ninguna circunstancia en la que la misma fuera ilegítima.

INDICE

33


Camuzzi
Gas Pampeana

Buenos Aires, 15 de octubre de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Notificación AIF n° 00448.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a fines de informar que hemos dado cumplimiento a lo establecido en el artículo 3, capítulo XXVI de la RG n° 368.

Atentamente,

Michael Morgan
Presidente

34

RECYCLED



0 2 2 5 1 / Buenos Aires, 15 de octubre de 2001.

Señores
Comisión Nacional de Valores
Presente

Ref.: Notificación AIF n° 00449.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a fines de informar que hemos dado cumplimiento a lo establecido en el artículo 3, capítulo XXVI de la RG n° 368.

Atentamente,

Michael Morgan
Presidente

36

RECYCLED


Camuzzi
Gas del Sur

Buenos Aires, 15 de octubre de 2001.

Señores
Comisión Nacional de Valores
Presente

Ref.: Notificación AIF n° 00479.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a fines de informar que nos es imposible presentar el Balance resumido individual (no consolidado) al 31 de marzo de 2001, puesto que en su lugar hemos presentado el Balance resumido consolidado a esa fecha y el sistema por Uds., implementado, no permite su reemplazo.

Por otra parte, cabe destacar que la obligación de presentar este balance resumido surge a partir del cierre al 30 de junio de 2001.

Atentamente,

Michael Morgan
Presidente

36

RECYCLED



0 2 2 6 1 8

Buenos Aires, 17 de octubre de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a los efectos de adjuntar en cumplimiento de lo dispuesto en el Capítulo II, punto 2.2.4., Artículo 4° b) de las normas de la CNV, la síntesis de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad de fecha 16 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se ha resuelto lo siguiente:

1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea: Se resolvió por unanimidad designar a los representantes de los accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

2) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables: Se resolvió por unanimidad, (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los

títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley Nº 23.576 y sus modificatorias.

3) **Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos o convenientes a los fines de implementar las resoluciones adoptadas en relación al punto precedente**: Se resolvió por unanimidad, delegar en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas del Sur S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la

implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Atentamente,

Michael Morgan
Presidente

Camuzzi Gas del Sur 2 2 6 1 7

COMISION NACIONAL DE VALORES

18 Oct 01 14 12

RECIBIDO

Buenos Aires, 17 de octubre de 2001.

Señores
Comisión Nacional de Valores
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a los efectos de adjuntar en cumplimiento de lo dispuesto en el Capítulo II, punto 2.2.4., Artículo 4° b) de las normas de la CNV, la síntesis de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad de fecha 16 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se ha resuelto lo siguiente:

1) **Designación de dos accionistas para aprobar y firmar el Acta de Asamblea**: Se resolvió por unanimidad designar a todos los representantes de los accionistas para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

2) **Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables**: Se resolvió por mayoría, con el voto afirmativo de Sodigas Sur S.A. con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada con derecho a 17.402.609 votos, (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose

emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un *período adicional de cinco años contados a partir de su fecha de vencimiento* original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley Nº 23.576 y sus modificatorias.

3) **Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos o convenientes a los fines de implementar las resoluciones adoptadas en relación al punto precedente**: Se resolvió por mayoría, con el voto afirmativo de Sodigas Sur S.A. con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada con derecho a 17.402.609 votos, delegar en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series,

incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas Pampeana S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

4) **Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador *9406-2061 y otro con procesador 9406-2062***: *Se resolvió por unanimidad la* adquisición de los mencionados equipos.

5) **Reemplazo de un Director Titular (*)**: Se resolvió por unanimidad designar como Director Titular al Sr. Santiago Federico Albarracín, hasta entonces Director Suplente y como Director Suplente al Sr. Héctor Madariaga, hasta entonces Director Titular. Ambos Directores revisten el carácter de "no independientes", de conformidad con la Resolución General CNV n° 340.

(*) El Punto 5 del orden del día fue propuesto por el accionista Sodigas Sur S.A, e incorporado al orden del día por decisión unánime de los accionistas.

Atentamente,

Michael Morgan
Presidente

RECYCLED



BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 054956

Se ha recibido de Camuzzi Gas Pampeana SA

la siguiente documentación Síntesis resoluciones asamblea 16.10.01 —

Observaciones

Buenos Aires, 18.10.01 ..... hs.

BOLSA DE COMERCIO DE BUENOS AIRES

FIRMA



Buenos Aires, 17 de octubre de 2001.

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), a los efectos de adjuntar en cumplimiento de lo dispuesto por el artículo 75 del Reglamento de Cotización, la síntesis por triplicado de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad de fecha 16 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se resolvió lo siguiente:

1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea: Se resolvió por unanimidad designar a los representantes de los accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

2) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables: Se resolvió por unanimidad, (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los

títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley N° 23.576 y sus modificatorias.

3) **Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos o convenientes a los fines de implementar las resoluciones adoptadas en relación al punto precedente**: Se resolvió por unanimidad, delegar en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas del Sur S.A.; y (d) la

facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

October 17, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information relating to the Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purpose of attaching, in compliance with section 75 of the Listing Rules of the BASE, three copies of a summary of the resolutions of the Ordinary and Extraordinary General Shareholders' meeting held on October 16, 2001.

In accordance with the items of the agenda listed below, the shareholders at the above-mentioned Meeting resolved the following:

1. Appointment of two shareholders to approve and sign the Minutes. It was unanimously resolved to appoint the representatives of the shareholders Sodigas Pampeana S.A. and Siembra AFJP S.A. Fondo CDV Negociable to sign the Minutes of the meeting.

2. Extension of the outstanding maximum amount of the global program for the co-issue of notes. The shareholders' meeting unanimously resolved (i) to authorize the extension of the outstanding maximum amount of the Program up to a nominal value of Three Hundred Million Dollars (U.S.$300,000,000) or its equivalent in other currencies, in accordance with its terms and conditions; (ii) to ratify the remaining terms and conditions of such Program, and, particularly: (a) the authorization to issue notes thereunder, and up to the previously mentioned amount in accordance with the terms of Law No. 23,576, as amended and regulated, the resolutions of the Argentine CNV and applicable rules, the securities being issuable and re-issuable in several series and different classes, denominated in one or more currencies; (iii) to extend the term of the Program for an additional period of 5 (five) years as from the original maturity date; and (iv) to apply the net proceeds derived from the extension of the maximum amount of the Program to refinance liabilities, make investments in physical assets located in Argentina, contribute working capital and/or make capital contributions to the Company's subsidiaries and affiliates who will use such proceeds for any of the above mentioned purposes, all in accordance with section 36 of Law No. 23,576, as amended.

3. Delegation to the Board of Directors of the powers necessary to carry out all the advisable and convenient steps to make effective the resolutions adopted in relation to the previous item. The shareholders' meeting unanimously resolved to delegate to the Company's Board of Directors all the powers necessary to carry out all the advisable or convenient acts to make effective the resolutions adopted by the Meeting with respect to the previous items, including (a) the power to request, (i) the authorization for the extension of the amount and term of the Program to the applicable authorities, including the *Comisión Nacional de Valores*, and (ii) the listing and/or trading, when deemed applicable, of the notes in the local and/or foreign stock exchanges and markets that the Meeting or the Board of Directors by virtue of the powers delegated by the meeting may determine, the Board of Directors being also empowered to enter into any kind of agreement with financial institutions for the placement of such notes in the local and/or international markets; (b) the power to make all the necessary or advisable amendments to reflect the increase of the amount or the extension of the term of the Program in the documents relating to the Program, including the contracts and agreements timely entered into in that regard and the applicable offering circular and, if applicable, to enter into new contracts, agreements or amendments and to prepare the remaining documents necessary for the abovementioned purposes, complying with the notices to and filings with the *Comisión Nacional de Valores*, the Securities and Exchange Commission, the Buenos Aires Stock Exchange and the *Mercado Abierto Electrónico S.A.* and other authorities, as required by applicable law; (c) the power to determine the issue date, amount, form, term, form of payment, interest rate and period and/or placement price - if applicable - and other conditions and characteristics of the notes to be issued under the Program, which may include several series and/or classes, including the power to agree and determine the Company's interest in the co-issuance with respect to Camuzzi Gas del Sur S.A.; and (d) the power to perform any act or filing in relation to the implementation of the resolutions to be adopted by the Meeting with stock exchanges, self-regulated entities, markets, authorities whether local and/or foreign or related institutions or entities, including the power to approve the final offering circular (and, if applicable, the preliminary offering circular), the supplements and the pricing supplements prepared from time to time in relation to the Program.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

39

RECYCLED

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES Nº 054955

Se ha recibido de Camuzzi Gas del Sur SA.

la siguiente documentación Síntesis resoluciones asamblea 16.10.01.

Observaciones

Buenos Aires, 18.10.01 a las 11.05 hs.

FIRMA Y SELLO

BOLSA DE COMERCIO DE BUENOS AIRES



Buenos Aires, 17 de octubre de 2001.

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), a los efectos de adjuntar en cumplimiento de lo dispuesto por el artículo 75 del Reglamento de Cotización, la síntesis por triplicado de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad de fecha 16 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se ha resuelto lo siguiente:

1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea: Se resolvió por unanimidad designar a todos los representantes de los accionistas para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

2) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables: Se resolvió por mayoría, con el voto afirmativo de Sodigas Sur S.A. con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada con derecho a 17.402.609 votos, (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones

reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o *más monedas; (iii) prorrogar el plazo de vencimiento del* Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley Nº 23.576 y sus modificatorias.

3) **Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos o convenientes a los fines de implementar las resoluciones adoptadas en relación al punto precedente**: Se resolvió por mayoría, con el voto afirmativo de Sodigas Sur S.A. con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada con derecho a 17.402.609 votos, delegar en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa *y la prórroga de su plazo de vencimiento ante las autoridades* competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el

marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas Pampeana S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

4) **Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062**: Se resolvió por unanimidad la adquisición de los mencionados equipos.

5) **Reemplazo de un Director Titular (*)**: Se resolvió por unanimidad, designar como Director Titular al Sr. Santiago Federico Albarracín, hasta entonces Director Suplente y como Director Suplente al Sr. Héctor Madariaga, hasta entonces Director Titular. Ambos Directores revisten el carácter de "no independientes", de conformidad con la Resolución General CNV n° 340.

(*) El Punto 5 del orden del día fue propuesto por el accionista Sodigas Sur S.A, e incorporado al orden del día por decisión unánime de los accionistas.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS DEL SUR

October 17, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information relating to the Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Chairman of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), for the purpose of attaching, in compliance with section 75 of the Listing Rules of the BASE, three copies of a summary of the resolutions of the Ordinary and Extraordinary General Shareholders' meeting held on October 16, 2001.

In accordance with the items of the agenda listed below, the shareholders at the above-mentioned Meeting resolved the following:

1. Appointment of two shareholders to approve and sign the Minutes. It was unanimously resolved that all the representatives of the shareholders sign the Minutes of the meeting.

2. Extension of the outstanding maximum amount of the global program for the co-issue of notes. The shareholders' meeting approved by majority, with the affirmative vote of Sodigas Sur S.A. entitled to 156,623,481 votes and the abstention of the Employees Stock Ownership Plan entitled to 17,402,609 votes, (i) to authorize the extension of the outstanding maximum amount of the Program up to a nominal value of Three Hundred Million Dollars (U.S.$300,000,000) or its equivalent in other currencies, in accordance with its terms and conditions; (ii) to ratify the remaining terms and conditions of such Program, and, particularly: (a) the authorization to issue notes thereunder, and up to the previously mentioned amount in accordance with the terms of Law No. 23,576, as amended and regulated, the resolutions of the Argentine CNV and applicable rules, the securities being issuable and re-issuable in several series and different classes, denominated in one or more currencies; (iii) to extend the term of the Program for an additional period of 5 (five) years as from the original maturity date; and (iv) to apply the net proceeds derived from the extension of the maximum amount of the Program to refinance liabilities, make investments in physical assets located in Argentina, contribute working capital and/or make capital contributions to the Company's subsidiaries and affiliates who will use such proceeds for any of

the above mentioned purposes, all in accordance with section 36 of Law No. 23,576, as amended.

3. Delegation to the Board of Directors of the powers necessary to carry out all the advisable and convenient steps to make effective the resolutions adopted in relation to the previous item. The shareholders' meeting approved by majority, with the affirmative vote of Sodigas Sur S.A. entitled to 156,623,481 votes and the abstention of the Employees Stock Ownership Plan entitled to 17,402,609 votes, to delegate to the Company's Board of Directors all the powers necessary to carry out all the advisable or convenient acts to make effective the resolutions adopted by the Meeting with respect to the previous items, including (a) the power to request, (i) the authorization for the extension of the amount and term of the Program to the applicable authorities, including the *Comisión Nacional de Valores*, and (ii) the listing and/or trading, when deemed applicable, of the notes in the local and/or foreign stock exchanges and markets that the Meeting or the Board of Directors by virtue of the powers delegated by the meeting may determine, the Board of Directors being also empowered to enter into any kind of agreement with financial institutions for the placement of such notes in the local and/or international markets; (b) the power to make all the necessary or advisable amendments to reflect the increase of the amount or the extension of the term of the Program in the documents relating to the Program, including the contracts and agreements timely entered into in that regard and the applicable offering circular and, if applicable, to enter into new contracts, agreements or amendments and to prepare the remaining documents necessary for the abovementioned purposes, complying with the notices to and filings with the *Comisión Nacional de Valores*, the Securities and Exchange Commission, the Buenos Aires Stock Exchange and the *Mercado Abierto Electrónico S.A.* and other authorities, as required by applicable law; (c) the power to determine the issue date, amount, form, term, form of payment, interest rate and period and/or placement price - if applicable - and other conditions and characteristics of the notes to be issued under the Program, which may include several series and/or classes, including the power to agree and determine the Company's interest in the co-issuance with respect to Camuzzi Gas Pampeana S.A.; and (d) the power to perform any act or filing in relation to the implementation of the resolutions to be adopted by the Meeting with stock exchanges, self-regulated entities, markets, authorities whether local and/or foreign or related institutions or entities, including the power to approve the final offering circular (and, if applicable, the preliminary offering circular), the supplements and the pricing supplements prepared from time to time in relation to the Program.

4. Consideration of the acquisition of two new data servers of RISC technology, IBM, AS 400, model 720, one with a 9406-2061 processor and the other with a 9406-2062 processor. The shareholders' meeting unanimously approved the acquisition of such equipment.

5. Replacement of regular director(*). The shareholders' meeting unanimously decided to appoint the alternate director Mr. Santiago Federico Albarracín as regular director and the regular director Mr. Héctor Madariaga as alternate director. Both directors are considered "non-independent" in accordance with General Resolution No. 340 of the CNV.

(*) The fifth item of the Agenda was proposed by Sodigas Sur S.A. and unanimously included in the Agenda.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER82.CGS; November 6, 2001

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0 2 2 9 8

COMISION NACIONAL DE VALORES 23 OCT 01 14 56 RECIBIDO

Buenos Aires, 22 de octubre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Vicepresidente de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 4 del Capítulo II de las Normas de la CNV, la siguiente documentación:

(i) Copia certificada del Acta de Asamblea N° 30 celebrada el 16 de octubre de 2001; se adjunta asimismo una copia simple; y

(ii) Copia certificada del Depósito de Acciones y Registro de Asistencia a Asamblea celebrada el 16 de octubre de 2001; se adjunta asimismo una copia simple.

Atentamente,

Martín Juan Blaquier
Vicepresidente

K:\la\EMPRESAS\CGP\CNV\CNV33.doc

ACTA N° 30: En la ciudad de Buenos Aires, a los 16 días del mes de octubre de 2001, siendo las 11,30 horas, se reúnen en Asamblea General Ordinaria y Extraordinaria, en la sede social, los señores accionistas de CAMUZZI GAS PAMPEANA S.A. que figuran detallados al folio N° 34 del Libro de Depósito de Acciones y Registro de Asistencia a Asambleas N° 1, hallándose presentes 5 accionistas, señores Pedro Serrano Espelta, en representación de Sodigas Pampeana S.A., Cynthia Vignolo Bustos en representación de Siembra AFJP SA Fondo CDV Negociable, Raúl Carlos Favreaud en representación de Orígenes AFJP SA Fondo Negociable y Orígenes AFJP Encaje Negociable, Esteban Pereiro González en representación de Máxima S.A. AFJP Fondo de Jubilaciones y Pensiones, representando el 96,02 % del Capital Social, por la suma de $ 320.018.294.- en acciones escriturales clases A, B y C, con derecho a 320.018.294 votos, con la asistencia de miembros del Directorio y de la Comisión Fiscalizadora. Asimismo, se encuentra presente el Cdor. Alejandro Romano, en representación de la Bolsa de Comercio de Buenos Aires. Acto seguido, en ausencia del señor Presidente se designa al señor Director José Luis Bianco, quien la palabra el señor e informa que, habiéndose cumplido con las disposiciones legales vigentes en materia de Convocatoria a Asamblea, existiendo quórum y hallándose presente el 96,02 % del Capital Social, se procede a dar por constituida la Asamblea y se pasa a tratar el siguiente Orden del Día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la presente asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la

documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Seguidamente, pasa a considerar los puntos del Orden del Día:

PRIMER PUNTO

A propuesta del representante del accionista Sodigas Pampeana S.A. señor Pedro Serrano Espelta, se aprueba por unanimidad la designación de los señores accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

Seguidamente, se pone a consideración de los señores accionistas el segundo punto del Orden del Día.

SEGUNDO PUNTO

Manifiesta a continuación el señor Bianco que el Directorio de la Sociedad, en atención al desarrollo de los negocios sociales, ha juzgado oportuno someter a la consideración de los señores accionistas la ampliación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., que fuera autorizado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 y por Certificado N° 136 de la Comisión Nacional de Valores (la "CNV") de fecha 6 de diciembre de 1996 (el "Programa"), extendiendo el monto máximo en circulación de un valor nominal de doscientos millones de dólares estadounidenses (VN U$S 200.000.000) o su equivalente en otra u otras monedas, hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otra u otras monedas.

Asimismo, el señor Bianco informa que, de conformidad con lo dispuesto por las normas de la CNV en el sentido de que toda emisión o re-emisión en el marco de un programa debe efectuarse dentro de los cinco años contados a partir de la autorización original, el vencimiento del Programa se produciría en diciembre de 2001. En este sentido, atento a lo próximo que dicho vencimiento resulta frente a las posibilidades de financiación que se presentan para la Sociedad a partir del referido aumento del monto máximo del Programa, resulta conveniente solicitar a la CNV una prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original. Manifiesta asimismo el señor Bianco que la prórroga del plazo de vencimiento del Programa le permitiría a la Sociedad utilizar en forma más eficiente los recursos adicionales que obtenga en virtud del aumento del monto y reduciría los costos y trámites que implicaría la creación de un nuevo programa de emisión.

Toma la palabra el representante del accionista Sodigas Pampeana S.A. y propone que se apruebe la siguiente moción: (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley N° 23.576 y sus modificatorias.

Puesta a votación la propuesta, y tras un amplio debate, la misma es aprobada por unanimidad.

TERCER PUNTO

Toma la palabra el señor Bianco quien manifiesta que resulta necesario delegar en el Directorio las facultades necesarias para la implementación de lo resuelto por la presente asamblea. Toma la palabra el representante del accionista Sodigas Pampeana S.A. quien, atento lo expresado por el señor Bianco, mociona para que se deleguen en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o

negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas del Sur S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Puesta a votación la propuesta, y tras un breve debate, la misma es aprobada por unanimidad.

No existiendo otros asuntos que considerar y siendo las 12,15, el señor Presidente da por finalizada la reunión, previa lectura y ratificación del acta.

ASAMBLEA GENERAL ORDINARIA Y

Número de Orden	FECHA Año 2001 Día	Mes	ACCIONISTA (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)	REPRESENTANTE (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)
1	03	10	SODIGAS PAMPEANA S.A.	PEDRO SERRANO ESPELTA
2	09	10	MAXIMA S.A. AFJP FONDO DE JUBILACIONES Y PENSIONES	ESTEBAN PELETTO GONZALEZ
3	09	10	ORIGENES AFJP/A ENCAJE NEGOCIABLE	RAUL CARLOS FOURCADE
4	09	10	ORIGENES AFJP SA FONDO NEGOCIABLE	RAUL CARLOS FOURCADE
5	09	10	SIEMBRA AFJP S.A. FONDO CDU NEGOCIABLE	CYNTIA VIGNOLO BASTOS

SIENDO LAS 11,30 HORAS DEL DIA 16 DE OCTUBRE DE ASISTENCIA DE LOS ACCIONISTAS POR ACCIONES QUE REPRESENTAN $ 320.018.294.., DAN DERECHO A 320.018.294

EXTRAORDINARIA del 16 de OCTUBRE de ~~19~~ 2001

CANTIDAD DE ACCIONES O CERTIFICADOS			NUMERO DE LOS TITULOS, ACCIONES O CERTIFICADOS			CAPITAL $			Cantidad de Votos	FIRMAS
286	928	194				286	928	194	286.928.194	
13	000	000				13	000	000	13.000.000	
	233	100					233	100	233.100	
11	557	000				11	557	000	11.557.000	
8	300	000				8	300	000	8.300.000	

2001, SE CERRO ESTE REGISTRO CON LA REPRESENTACIÓN, CON UN TOTAL DE 320.018.294 O SEA EL 96,02 % DEL CAPITAL SOCIAL Y

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Buenos Aires, 22 de octubre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Vicepresidente de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 4 del Capítulo II de las Normas de la CNV, copias de la siguiente documentación:

1) Dos copias, unas de ellas debidamente certificada por Escribano Público, del acta de asamblea N° 29 del 16 de octubre de 2001.

2) Dos copias, una de ellas certificada por Escribano Público, del registro de asistencia a la mencionada asamblea.

Atentamente,

Martín Juan Blaquier
Vicepresidente

K:\la\EMPRESAS\CGS\CNV\CNV030.doc

ACTA N° 29: En la ciudad de Buenos Aires, a los 16 días del mes de octubre de 2001, siendo las 10,30 horas, se reúnen en Asamblea General Ordinaria y Extraordinaria, en la sede social, los señores accionistas de **CAMUZZI GAS DEL SUR S.A.** que figuran detallados al folio N° 34 del Libro de Depósito de Acciones y Registro de Asistencia a Asambleas N° 1, hallándose presentes 2 accionistas, señores Pedro Serrano Espelta, en representación de Sodigas Sur S.A. y Carlos Humberto Estevao en representación del Programa de Propiedad Participada, representando el 100 % del Capital Social, por la suma de $ 174.026.090.- en acciones escriturales clases A, B y C, con derecho a 174.096.090 votos, con la asistencia de miembros del Directorio y de la Comisión Fiscalizadora. Asimismo, se encuentra presente el Cdor. Alejandro Romano, en representación de la Bolsa de Comercio de Buenos Aires. Acto seguido, y en ejercicio de la Presidencia, toma la palabra el señor Director José Luis Bianco e informa que, habiéndose cumplido con las disposiciones legales vigentes en materia de Convocatoria a Asamblea, existiendo quórum y hallándose presente el 100 % del Capital Social, se procede a dar por constituida la Asamblea y se pasa a tratar el siguiente Orden del Día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la presente asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación

que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

4°) Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062.

Seguidamente, pasa a considerar los puntos del Orden del Día:

PRIMER PUNTO

A propuesta del representante del accionista Sodigas Sur S.A. señor Pedro Serrano Espelta, se aprueba por unanimidad la designación todos los accionistas para refrendar las deliberaciones y decisiones q e consten en el acta de asamblea.

Seguidamente, se pone a consideración de los señores accionistas el segundo punto del Orden del Día.

SEGUNDO PUNTO

Manifiesta a continuación el señor Bianco que el Directorio de la Sociedad, en atención al desarrollo de los negocios sociales, ha juzgado oportuno someter a la consideración de los señores accionistas la ampliación del Programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., que fuera autorizado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 y por Certificado N° 136 de la Comisión Nacional de Valores (la "CNV") de fecha 6 de diciembre de 1996 (el "Programa"), extendiendo el monto máximo en circulación de un valor nominal de doscientos millones de dólares estadounidenses (VN U$S 200.000.000) o su equivalente en otra u otras monedas, hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otra u otras monedas.

Asimismo, el señor Bianco informa que, de conformidad con lo dispuesto por las normas de la CNV en el sentido de que toda emisión o re-emisión en el marco de un programa debe efectuarse dentro de los cinco años contados a partir de la

autorización original, el vencimiento del Programa se produciría en diciembre de 2001. En este sentido, atento a lo próximo que dicho vencimiento resulta frente a las posibilidades de financiación que se presentan para la Sociedad a partir del referido aumento del monto máximo del Programa, resulta conveniente solicitar a la CNV una prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original. Manifiesta asimismo el señor Bianco que la prórroga del plazo de vencimiento del Programa le permitiría a la Sociedad utilizar en forma más eficiente los recursos adicionales que obtenga en virtud del aumento del monto y reduciría los costos y trámites que implicaría la creación de un nuevo programa de emisión.

Toma la palabra el representante del accionista Sodigas Sur S.A. y propone que se apruebe la siguiente moción: (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley N° 23.576 y sus modificatorias.

Puesta a votación la propuesta, y tras un amplio debate, la misma es aprobada por mayoría con el voto afirmativo de Sodigas Sur S.A., titular de 156.623.481 acciones con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada, titular de 17.402.609 acciones con derecho a 17.402.609 votos.

<u>TERCER PUNTO</u>

Toma la palabra el señor Bianco quien manifiesta que resulta necesario delegar en el Directorio las facultades necesarias para la implementación de lo resuelto por la presente asamblea. Toma la palabra el representante del accionista Sodigas Sur S.A. quien, atento lo expresado por el señor Bianco, mociona para que se deleguen en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y

la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentatje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas Pampeana S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Puesta a votación la propuesta, y tras un breve debate, la misma es aprobada por mayoría con el voto afirmativo de Sodigas Sur S.A., titular de 156.623.481 acciones con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada, titular de 17.402.609 acciones con derecho a 17.402.609 votos.

CUARTO PUNTO

A continuación, el señor Bianco manifiesta que resulta conveniente la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062. En tal sentido y de conformidad con lo informado por el management, estos equipos permitirán a la Compañía una optimización en el intercambio de información con las distintas unidades operativas. Luego de una breve deliberación, los señores Accionistas resuelven por unanimidad autorizar la compra de ambos equipos.

A continuación, a propuesta del señor representante del accinista Sodigas Sur S.A., los señores Accionistas resuelven por unanimidad incorporar el siguiente punto al orden del día:

QUINTO PUNTO

Reemplazo de un Director Titular: Toma la palabra el representante de Sodigas Sur S.A. y manifiesta que el señor Director Héctor Madariaga manifesto su intención de ceder la titularidad del cargo de Director Titular al Director Suplente Santiago Albarracín, por lo que propone el reemplazo de este Director. A continuación, y luego de una breve deliberación, los señores Accionistas resuelven por unanimidad

designar como Director Titular al señor Santiago Federico Albarracín y como Director Suplente al señor Héctor Madariaga. Asimismo, y de conformidad con lo dispuesto por la Resolución General n° 340 de la Comisión Nacional de Valores el representante del Accionista Sodigas Sur S.A. manifiesta que los señores Albarracín y Madariaga revisten en carácter de "no independiente".

No existiendo otros asuntos que considerar y siendo las 11 horas, se da por finalizada la reunión, previa lectura y ratificación del acta.

ASAMBLEA GENERAL Ordinaria y Extraordinaria

FECHA Año 2001 Día	Mes	ACCIONISTA (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)	REPRESENTANTE (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)
03	10	Sodigas Sur S.A.	Pedro Serrano Espelta
09	10	Programa de Propiedad Participada	Carlos Humberto Escurado
		Siendo las 17 horas del día	9 de octubre de 2001 se
		los accionistas, con un	total de 174.026.090 o sea
		Siendo las 10,30 hs del	día 16 de octubre de 2001,
		los accionistas por	representación, con un
		capital social, y con	derecho a 174 026 090 votos

del 16 de OCTUBRE de ~~19~~ 2001

CANTIDAD DE ACCIONES O CERTIFICADOS			NUMERO DE LOS TITULOS, ACCIONES O CERTIFICADOS			CAPITAL $	Cantidad de Votos	FIRMAS
56	623	481				156 623 481	156623481	
17	402	609				17 402 609	17402609	

CERRO ESTE REGISTRO CON LA COMUNICACION DE ASISTENCIA DE
EL 100% DEL CAPITAL SOCIAL Y DAN DERECHO A 174 026 090 VOTOS

SE CERRO ESTE REGISTRO CON LA ASISTENCIA DE
TOTAL DE $ 174 026 090 O SEA EL 100% DEL

42

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BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES

Nº 055227

Se ha recibido de Camuzzi Gas Pampeana SA

la siguiente documentación Acta de asamblea del 16.10.01. Registro de asistencia

Observaciones

Buenos Aires, 23-10-01 a las 15.21 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 22 de octubre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Vicepresidente de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 75 del Reglamento de Cotización, copia de la siguiente documentación:

- Tres copias, una de ellas certificada por Escribano Público, del acta de Asamblea N° 30 del 16 de octubre de 2001.
- Tres copias, una de ellas certificada por Escribano Público, del registro de asistencia a la mencionada Asamblea.

Atentamente,

Martín Juan Blaquier
Vicepresidente

K:\lal\EMPRESAS\CGP\BCBA\BCBA035.doc

TRANSLATION

CAMUZZI GAS PAMPEANA

October 22, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information related to the Meeting:

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Vice-President of Camuzzi Gas Pampeana S.A., domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 4891-2240, for the purpose of attaching, in compliance with section 75 of the Listing Rules (*Reglamento de Cotización*) copies of the following documents:

(i) three copies, one of them certified by Notary Public, of Minutes No. 30 of the Shareholders' Meeting held on October 16, 2001; and

(ii) three copies, one of them certified by Notary Public, of the record of attendance to such Meeting.

Yours truly,

[*Illegible signature*]
Martín Juan Blaquier
Vice-President

L:\D502IG\LETTE124.CGP; November 6, 2001

43

RECYCLED

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 055228

Se ha recibido de Camuzzi Gas del Sur S.A.

la siguiente documentación Acta de asamblea del 16.10.01 - Registro de asist. accion.

Observaciones

Buenos Aires, 23-10-01 a las 15.20 hs.

FIRMA Y SELLO



Buenos Aires, 22 de octubre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Vicepresidente de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 75 del Reglamento de Cotización, copia de la siguiente documentación:

- Tres copias, una de ellas certificada por Escribano Público, del acta de Asamblea N° 29 del 16 de octubre de 2001.
- Tres copias, una de ellas certificada por Escribano Público, del registro de asistencia a la mencionada Asamblea.

Atentamente,

Martín Juan Blaquier
Vicepresidente

00956

TRANSLATION

CAMUZZI GAS DEL SUR

October 22, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information related to the Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Vice-President of Camuzzi Gas del Sur S.A., domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 4891-2240, for the purpose of attaching, in compliance with section 75 of the Listing Rules (*Reglamento de Cotización*) copies of the following documents:

(i) three copies, one of them certified by Notary Public, of the Minutes No. 29 of the Shareholders' Meeting held on October 16, 2001; and

(ii) three copies, one of them certified by Notary Public, of the record of attendance to such Meeting.

Yours truly,

[*Illegible signature*]
Martín Juan Blaquier
Vice-President

L:\D602IG\LETTER83.CGS: November 6, 2001

44

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Camuzzi
Gas Pampeana

0 2 3 2 2 3

Buenos Aires, 22 de octubre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: S.C. CNV n° 4115/EMI

De mi consideración:

En mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), me dirijo a Uds. en respuesta a vuestra nota de referencia.

A tal fin, adjunto el formulario indicado como anexo IV del Capítulo XXIII de las Normas.

Asimismo, y conforme lo solicitado informamos a Uds. que esta Sociedad se desempeña en el sector de servicios públicos, siendo una de las principales distribuidoras de gas natural del país.

Por otra parte, manifestamos que no existen cláusulas de "call" o "put" en las emisiones.

Ante cualquier consulta y/o aclaración, agradeceremos comunicarse con el señor David José Dalmasso al teléfono 4319-4830.

Atentamente,

Martín Juan Blaquier
Vicepresidente

K:\lal\EMPRESAS\CGP\CNV\CNV34.doc



	Anexo IV: Informe Trimestral sobre emisión de Obligaciones Negociables	
1	Emisor:	Camuzzi Gas Pampeana y Camuzzi Gas del Sur (co-emisión)
2	Tipo de valor negociable emitido:	Obligación Negociable
3	Fechas autorizaciones CNV (del programa, de cada serie y/o clase y fecha del levantamiento de condicionamientos. en su caso):	Resolución N° 136 CNV - 6/12/96
4	Monto autorizado del Programa. cada serie y/o clase:	
	Moneda:	Programa:Dólares estadounidenses o su equivalente en otras monedas
	Programa/serie y/o clase:	hasta VN USS 200.000.000 (en cualquier momento en circulación)
5	Fecha de Colocación de cada serie y/o clase:	11/12/1996
	Serie y/o clase:	Serie 1
6	Para el programa y/o cada clase y/o serie:	Serie 1
	a) Monto colocado total:	USS 130.000.000 (61,11% CGP y 38,89% CGS)
	b) Monto total en circulación:	USS 130.000.000
	c) Monto total neto ingresado a la emisora:	aprox. USS 128.077.500
7	Precio de colocación de cada serie y/o clase (en %):	99,80%
8	Tasa de interés de cada serie y/o clase (1) (indicar tasa de referencia):	
	Fija:	9,25% anual (61,11% CGP y 38,89% CGS)
	Flotante:	-
	Margen sobre tasa flotante	-
9	Fecha de vencimiento del programa y de cada serie y/o clase (en meses):	Programa: 60 meses Serie: 60 meses
10	Fecha comienzo primer pago de interés y periodicidad en meses de cada serie y/o clase:	15/6/97 pagos semestrales vencidos
	Fecha comienzo primera amortización y periodicidad en meses de cada serie y/o clase:	Amortización total al vencimiento 15/12/01
12	Detalle de amortización e interés (detallar por cada serie y clase desde el inicio de cada uno de los servicios de amortización e interés, indicar fecha y monto equivalente en USS)	Fecha: 15/12/2001 — Monto amortizado/interés pagado real: 130.000.000
13	Cotización: (indicar Bolsas y/o Mercados Nacionales o Extranjeros en los que cotiza el programa. cada serie v/o clase)	Bolsa de Comercio de Buenos Aires (si bien el programa permite pedir la cotización en la Bolsa de Luxemburgo u otra Bolsa de Comercio)
14	Rescate anticipado - Cancelación - Conversión en acciones (Aclarar por cada serie y/o clase si existen incumplimientos en los pagos o refinanciaciones o conversiones):	-
15	Tipo de Garantía del programa. cada serie y/o clase:	-
16	Costos y Gastos de emisión del programa, cada serie y/o clase (en forma global y TIR):	-
17	Otros datos: (2)	-
18	Fecha de publicación del prospecto y/o suplementos (indicar lugar y fecha de todas las publicaciones y/o sus modificaciones):	Prospecto : 11/12/96 - Boletín Diario de la BCBA Boletín Oficial: 16/12/96
19	Observaciones:	a)Las Obligaciones Negociables constituirán obligaciones directas, incondicionales. con garantía común y solidarias de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las Emisoras) y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra cualquier otra obligación presente o futura con garantía común y no privilegiada de cada una de las Emisoras oportunamente en circulación, excepto en el caso de las obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes b) Las Emisoras han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables en el cual acuerdan distribuir entre ellas los fondos netos de cada Serie de Obligaciones Negociables emitida bajo el programa, sujeto a ciertas presunciones básicas, el 61,11% Camuzzi Gas Pampeana y el 38,89% a Camuzzi Gas del Sur.
		Firma y Cargo

45



0 2 3 2 2 4

Buenos Aires, 22 de octubre de 2001

COMISION NACIONAL
DE VALORES
25 Oc 01 13 17

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: S.C. CNV n° 4116/EMI

De mi consideración:

En mi carácter de Vicepresidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), me dirijo a Uds. en respuesta a vuestra nota de referencia.

A tal fin, adjunto el formulario indicado como anexo IV del Capítulo XXIII de las Normas.

Asimismo, y conforme lo solicitado informamos a Uds. que esta Sociedad se desempeña en el sector de servicios públicos, siendo una de las principales distribuidoras de gas natural del país.

Por otra parte, manifestamos que no existen cláusulas de "call" o "put" en las emisiones.

Ante cualquier consulta y/o aclaración, agradeceremos comunicarse con el señor David José Dalmasso al teléfono 4319-4830.

Atentamente,

Martín Juan Blaquier
Vicepresidente



Anexo IV: Informe Trimestral sobre emisión de Obligaciones Negociables	
1 Emisor:	Camuzzi Gas Pampeana y Camuzzi Gas del Sur (co-emisión)
2 Tipo de valor negociable emitido:	Obligación Negociable
3 Fechas autorizaciones CNV (del programa, de cada serie y/o clase y fecha del levantamiento de condicionamientos, en su caso):	Resolución N° 136 CNV - 6/12/96
4 Monto autorizado del Programa, cada serie y/o clase:	
Moneda:	Programa:Dólares estadounidenses o su equivalente en otras monedas
Programa/serie y/o clase:	hasta VN USS 200.000.000 (en cualquier momento en circulación)
5 Fecha de Colocación de cada serie y/o clase:	11/12/1996
Serie y/o clase:	Serie 1
6 Para el programa y/o cada clase y/o serie:	Serie 1
a) Monto colocado total:	USS 130.000.000 (61,11% CGP y 38,89% CGS)
b) Monto total en circulación:	USS 130.000.000
c) Monto total neto ingresado a la emisora:	aprox. USS 128.077.500
7 Precio de colocación de cada serie y/o clase (en %):	99,80%
8 Tasa de interés de cada serie y/o clase (1) (indicar tasa de referencia):	
Fija:	9,25% anual (61,11% CGP y 38,89% CGS)
Flotante:	-
Margen sobre tasa flotante	-
9 Fecha de vencimiento del programa y de cada serie y/o clase (en meses):	Programa: 60 meses Serie: 60 meses
0 Fecha comienzo primer pago de interés y periodicidad en meses de cada serie y/o clase:	15/6/97 pagos semestrales vencidos
Fecha comienzo primera amortización y periodicidad en meses de cada serie y/o clase:	Amortización total al vencimiento 15/12/01
2 Detalle de amortización e interés (detallar por cada serie y clase desde el inicio de cada uno de los servicios de amortización e interés, indicar fecha y monto equivalente en USS)	Fecha: 15/12/2001 — Monto amortizado/interés pagado real: 130.000.000
3 Cotización: (indicar Bolsas y/o Mercados Nacionales o Extranjeros en los que cotiza el programa, cada serie y/o clase)	Bolsa de Comercio de Buenos Aires (si bien el programa permite pedir la cotización en la Bolsa de Luxemburgo u otra Bolsa de Comercio)
4 Rescate anticipado - Cancelación - Conversión en acciones (Aclarar por cada serie y/o clase si existen incumplimientos en los pagos o refinanciaciones o conversiones):	-
5 Tipo de Garantía del programa, cada serie y/o clase:	-
6 Costos y Gastos de emisión del programa, cada serie y/o clase (en forma global y TIR):	-
7 Otros datos: (2)	-
8 Fecha de publicación del prospecto y/o suplementos (indicar lugar y fecha de todas las publicaciones y/o sus modificaciones):	Prospecto : 11/12/96 - Boletín Diario de la BCBA Boletín Oficial: 16/12/96
9 Observaciones:	a)Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas, con garantía común de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las Emisoras) y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras oportunamente en circulación, excepto en el caso de las obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. b) Las Emisoras han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables en el cual acuerdan distribuir entre ellas los fondos netos de cada Serie de Obligaciones Negociables emitida bajo el programa, sujeto a ciertas presunciones básicas, el 61,11% Camuzzi Gas Pampeana y el 38,89% a Camuzzi Gas del Sur. Firma y Cargo

46

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023326

Buenos Aires, 24 de octubre de 2001.

Señores
Comisión Nacional
de Valores
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto en el Capítulo II, punto 2.2.4., Artículo 4° b) de las normas de la CNV, la síntesis de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria de Accionistas de la Sociedad de fecha 24 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se ha resuelto lo siguiente:

1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea: Se resolvió por unanimidad que los representantes de los accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable refrenden las deliberaciones y decisiones que consten en el acta de Asamblea.

2) Consideración de la adquisición de Compañía de Gas de la Costa: Se resolvió aprobar por unanimidad de los presentes, la adquisición de Compañía de Gas de la Costa S.A. y la ratificación de la totalidad de los actos realizados por el Directorio y los apoderados de la sociedad tendientes a materializar la operación.

Atentamente,

Martín Juan Blaquier
Vicepresidente

CNV35

47

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BCBA
Bolsa de Comercio de Buenos Aires

BOLSA DE COMERCIO DE BUENOS AIRES

ORIGINAL

N° 055267

Se ha recibido de [illegible]

la siguiente documentación [illegible] 24-10-01

Observaciones ....

Buenos Aires, 26-10-01 a las [illegible] hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 24 de octubre de 2001.

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n°4891-2240, a los efectos de informar, en cumplimiento de lo dispuesto por el artículo 75 del Reglamento de Cotización, la síntesis por triplicado de lo resuelto en cada punto del orden del día de la Asamblea Ordinaria de Accionistas de la Sociedad de fecha 24 de octubre de 2001.

En la referida Asamblea, y de conformidad con los puntos del orden del día que se reproducen a continuación, se ha resuelto lo siguiente:

1) **Designación de dos accionistas para aprobar y firmar el Acta de Asamblea**: Se resolvió por unanimidad que los representantes de los accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable refrenden las deliberaciones y decisiones que consten en el acta de Asamblea.

2) **Consideración de la adquisición de Compañía de Gas de la Costa**: Se resolvió aprobar por unanimidad de los presentes, la adquisición de Compañía de Gas de la Costa S.A. y la ratificación de la totalidad de los actos realizados por el Directorio y los apoderados de la sociedad tendientes a materializar la operación.

Atentamente,

Martín Juan Blaquier
Vicepresidente

BCBA036

TRANSLATION

CAMUZZI GAS PAMPEANA

October 24, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information relating to the Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Vice-president of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 75 of the Listing Rules of the BASE, three copies of a summary of the resolutions adopted in connection with each item of the Agenda of the Ordinary General Shareholders' meeting held on October 24, 2001.

In accordance with the items of the agenda listed below, the shareholders at the above-mentioned Meeting resolved the following:

1. Appointment of two shareholders to approve and sign the Minutes. The shareholders unanimously resolved to appoint the representatives of Sodigas Pampeana S.A. and Siembra AFJP S.A. Fondo CDV Negociable to sign the Minutes of the meeting.

2. Consideration of the acquisition of Compañía de Gas de la Costa. The shareholders unanimously resolved to approve the acquisition of Compañía de Gas de la Costa S.A. and the ratification of all the acts carried out by the Board of Directors and the agents of the company to perform the transaction.

Yours truly,

[*Illegible signature*]
Martín Juan Blaquier
Vice-President

L:\D502IG\LETTE129.CGP; December 18, 2001

48

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Camuzzi
Gas Pampeana

Buenos Aires, 29 de octubre de 2001

Señores
Comisión Nacional
de Valores
Presente


RECIBIDO
COMISION NACIONAL
DE VALORES

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 4 del Capítulo II de las Normas de la CNV, la siguiente documentación:

(i) Copia certificada del Acta de Asamblea N° 31 celebrada el 24 de octubre de 2001; se adjunta asimismo una copia simple; y

(ii) Copia certificada del Depósito de Acciones y Registro de Asistencia a Asamblea celebrada el 24 de octubre de 2001; se adjunta asimismo una copia simple.

Atentamente,

Michael Morgan
Presidente

ACTA N° 31: En la ciudad de Buenos Aires, a los 24 días del mes de octubre de 2001, siendo las 11 horas, se reúnen en Asamblea General Ordinaria, en la sede social, los señores accionistas de **CAMUZZI GAS PAMPEANA S.A.** que figuran detallados al folio N° 35 del Libro de Depósito de Acciones y Registro de Asistencia a Asambleas N° 1, hallándose presentes 5 accionistas, señores Alberto Saggese, en representación de Sodigas Pampeana S.A., Jaqueline Maubre en representación de Siembra AFJP SA Fondo CDV Negociable, Juan Neyra en representación de Orígenes AFJP SA Fondo Negociable y Orígenes AFJP Encaje Negociable, y Leonardo Gourhand en representación de Máxima S.A. AFJP Fondo de Jubilaciones y Pensiones, representando el 96,02 % del Capital Social, por la suma de $ 320.018.294.- en acciones escriturales clases A, B y C, con derecho a 320.018.294 votos, con la asistencia de miembros del Directorio y de la Comisión Fiscalizadora. Asimismo, se encuentra presente el Cdor. Alejandro Romano, en representación de la Bolsa de Comercio de Buenos Aires. Acto seguido, en ausencia del señor Presidente se designa al señor Director José Luis Bianco para que presida la reunión, quien toma la palabra e informa que, habiéndose cumplido con las disposiciones legales vigentes en materia de Convocatoria a Asamblea, existiendo quórum y hallándose presente el 96,02 % del Capital Social, se procede a dar por constituida la Asamblea y se pasa a tratar el siguiente Orden del Día: **1) Designación de dos accionistas para aprobar y firmar el acta de Asamblea.** A propuesta del representante del accionista Sodigas Pampeana S.A. señor Alberto Saggese, se aprueba por unanimidad la designación de los señores accionistas Sodigas Pampeana S.A. y Siembra AFJP SA Fondo CDV Negociable para refrendar las deliberaciones y decisiones que consten en el acta de asamblea. Seguidamente, se pone a consideración de los señores accionistas el segundo punto del Orden del Día. **2) Consideración de la adquisición de Compañía de Gas de la Costa.** A continuación toma la palabra el señor José Luis Bianco, quien manifiesta que el Directorio de la Sociedad ha puesto a consideración de los señores Accionistas la adquisición de Compañía de Gas de la Costa y la suscripción de una serie de documentos por parte de los apoderados de la Sociedad, operación que fue resuelta por el Directorio en su reunión de fecha 29 de agosto del corriente año, ad referendum de la aprobación de esta Asamblea, de conformidad con lo establecido por el artículo artículo 16 inciso (a) del Estatuto Social. A continuación, toma la palabra el representante de Sodigas Pampeana S.A. quien mociona por la aprobación de la adquisición de Compañía de Gas de la Costa S.A., y la ratificación de la totalidad de los actos realizados por el Directorio y los apoderados de la Sociedad tendientes a materializar

esta operación. Puesta a votación la propuesta, y tras un amplio debate, la misma es aprobada por unanimidad. No existiendo otros asuntos que considerar y siendo las 11,30, el señor Presidente da por finalizada la reunión, previa lectura y ratificación del acta.

ASAMBLEA GENERAL ORDINARIA

Número de Orden	FECHA Año 19__ Día	Mes	ACCIONISTA (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)	REPRESENTANTE (Nombre completo y Apellido) (Documento de Identidad) (Domicilio)
1	17	10	Sociedad Pampeana	Alberto [illegible]
2	18	10	Máxima S.A. AFJP Fondo de Jubilaciones y Pensiones	Leonardo Gourhand
3	18	10	Orígenes AFJP S.A. Encaje Negociable	Juan Neyra
4	18	10	Orígenes AFJP S.A. Fondo Negociable	Juan Neyra
5	18	10	Siembra AFJP S.A. Fondo CDV Negociable	Jacqueline Maubré

Siendo las 11 hs. del día 24 de octubre asistencia de los accionistas por acciones que representan $ 320.018.294.- dan derecho a 320.018.294 votos.

del 24 de OCTUBRE de 19 2001

CANTIDAD DE ACCIONES O CERTIFICADOS			NUMERO DE LOS TITULOS, ACCIONES O CERTIFICADOS			CAPITAL $			Cantidad de Votos	FIRMAS
286	928	194				286	928	194	286.928.194	[firma]
13	000	000				13	000	000	13.000.000	[firma]
	233	100					233	100	233.100	[firma]
11	557	000				11	557	000	11.557.000	[firma]
8	300	000				8	300	000	8.300.000	[firma]

DE 2001, SE CERRO ESTE REGISTRO CON LA REPRESENTACION, CON UN TOTAL DE 320.018.294 O SEA EL 96,02 % DEL CAPITAL SOCIAL Y



BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 055172

Se ha recibido de Camuzzi Gas Pampeana

la siguiente documentación Acta de Asamblea del 24-10-01 y Registro de Asistencia.-

Observaciones

Buenos Aires, 30-10-01 a las 13 25 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 29 de octubre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Información sobre Asamblea

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de adjuntar, en cumplimiento de lo dispuesto por el art. 75 del Reglamento de Cotización, copia de la siguiente documentación:

- Copia certificada por Escribano Público y tres copias simples, del acta de Asamblea N° 31 del 24 de octubre de 2001.

- Copia certificada por Escribano Público y tres copias simples, del registro de asistencia a la mencionada Asamblea.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

October 29, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information related to the Meeting.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as President of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 4891-2240, for the purposes of attaching, in compliance with section 75 of the Listing Rules (*Reglamento de Cotización*) copies of the following documents:

(i) a copy certified by Notary Public of Minutes No. 31 of the Shareholders' Meeting held on October 24, 2001 and three single copies thereof; and

(ii) a copy certified by Notary Public of the record of attendance to such Meeting and three single copies thereof.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE130.CGP; December 18, 2001

50

Gruppo Camuzzi

0 2 3 4 7 4

COMISIÓN NACIONAL
DE VALORES
29 Oct 01 14 49

RECIBIDO

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

29 de octubre de 2001

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. ("Pampeana") y Camuzzi Gas del Sur S.A. ("Sur" y, junto con Pampeana, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de (i) ratificar, en todos sus términos, la presentación efectuada con fecha 3 de octubre de 2001, y (ii) contestar las observaciones formuladas por el Dr. Ariel E. Batán y la Dra. María Laura Viggiano, con fecha 15 de octubre de 2001 y 17 de octubre 2001, respectivamente.

A fin de facilitar la revisión por parte de la CNV, se contestarán las observaciones en el mismo orden en que fueron formuladas, indicándose asimismo la página que incluye la modificación en cuestión, conforme a la nueva versión del prospecto adjunta a la presente, la cual refleja los comentarios de la CNV y ciertas modificaciones introducidas con relación a la versión presentada con fecha 3 de octubre de 2001 (v. Anexo I).

Vista de fecha 15 de octubre de 2001

Las respuestas a la vista de fecha 15 de octubre de 2001 son las siguientes:

(i) Las operaciones de estabilización previstas en la redacción del prospecto corresponden a las operaciones que habitualmente se realizan en este tipo de operaciones, tanto en el mercado local como internacional, a los efectos de mantener el valor de los valores negociables objeto de la oferta.

(ii) Se han efectuado los ajustes requeridos (ver página 4 del prospecto)

(iii) Se ha actualizado la denominación de las sociedades calificadoras de riesgo (ver página 14 del prospecto).

(iv) Se ha efectuado la modificación requerida (ver la página 29 del prospecto).

(v) Se han discriminado los montos correspondientes a la remuneración de los directores y gerentes de las Sociedades (ver página 100 del prospecto).

(vi) Al respecto, se dejó constancia que dicho artículo no fue conformado por la CNV (ver página 107 del prospecto).

(vii) A la brevedad, adjuntaremos la opinión legal solicitada.

Vista de fecha 17 de octubre de 2001

Las respuestas a la vista de fecha 17 de octubre de 2001 son las siguientes:

(i) Los auditores de las Sociedades se encuentran matriculados en el Consejo Profesional de Ciencias Económicas de la Capital Federal, Tomo 1, Folio 77 (ver página 160 del prospecto).

(ii) Se ha incluido la información requerida (ver las páginas 94 y 95 del prospecto).

(iii) Se han discriminado los montos correspondientes a la remuneración de los directores y gerentes de las Sociedades (ver página 100 del prospecto).

En este sentido, se adjunta a la presente copia simple de (i) el acta de asamblea ordinaria y extraordinaria de accionistas celebrada el 16 de octubre de 2001 (v. Anexo II), y (ii) el acta de directorio de fecha 24 de octubre de 2001 (v. Anexo III). A la brevedad, se presentará la opinión



legal solicitada, los informes de las calificaciones de riesgo otorgadas (y la correspondiente acreditación de su publicación), la constancia de publicación del aviso requerido por el artículo 10 de la Ley N° 23.576 y modificatorias y la documentación pertinente a fin de tramitar la inscripción en el Registro Público de Comercio.

Finalmente, atento a que se ha contestado la totalidad de las observaciones formuladas, solicitamos a la CNV que apruebe el prospecto adjunto y el aumento del monto del Programa y prórroga de su vencimiento a la mayor brevedad posible.

Asimismo, destacamos que las Sociedades tienen previsto la emisión de una serie en el marco del Programa para fines de noviembre. A la brevedad, se acompañará la información correspondiente.

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

ANEXO I

PROSPECTO

CAMUZZI GAS PAMPEANA S.A. CAMUZZI GAS DEL SUR S.A.

U$S 300.000.000

Pagaderas en forma solidaria por las Sociedades

Programa de Emisión de Obligaciones Negociables de Mediano Plazo

---

Camuzzi Gas Pampeana S.A. ("Gas Pampeana" o "Pampeana") y Camuzzi Gas del Sur ("Gas del Sur" o "Sur", junto con Pampeana, las "Sociedades" o las "Emisoras" e individualmente la "Sociedad" o la "Emisora"), cada una de ellas una sociedad anónima debidamente constituida conforme a las leyes de la República Argentina (la "Argentina"), podrán ofrecer en cualquier momento obligaciones negociables (las "Obligaciones Negociables") pagaderas en forma solidaria por las Sociedades. Las Obligaciones Negociables podrán ser emitidas en una o más Clases (según se define más adelante) por un monto de capital total de hasta US$ 300.000.000 en cualquier momento en circulación (o su equivalente en otras monedas), de conformidad con un contrato de fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso"). Las Obligaciones Negociables tendrán vencimientos de 30 días a 30 años a partir de la fecha de emisión (la "Fecha de Emisión") indicada en el informe de términos y condiciones correspondiente (el "Informe de Términos y Condiciones"). Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. El Informe de Términos y Condiciones correspondiente indicará, junto con los términos de la oferta de las Obligaciones Negociables, la designación del monto de capital de la clase, el monto de capital total, las denominaciones autorizadas y la moneda en la cual podrán ser adquiridas las Obligaciones Negociables; asimismo, establecerá la moneda en la cual serán pagados el capital y el interés, el precio de compra, el vencimiento, las tasas de interés, las fechas de pago del interés, los términos del rescate y otros términos específicos, incluyendo si cotizan en una determinada bolsa de comercio. Excepto en los casos indicados en este Prospecto o en el Informe de Términos y Condiciones correspondiente, los pagos de capital, interés, sumas adicionales (las "Sumas Adicionales"), si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos. A menos que el Informe de Términos y Condiciones disponga lo contrario, las Obligaciones Negociables no podrán rescatarse antes de su vencimiento, excepto en caso de producirse ciertas modificaciones que afecten el tratamiento fiscal aplicable a las Obligaciones Negociables en la Argentina. Ver la sección *"Descripción de las Obligaciones Negociables – Rescate y recompra – Rescate por razones impositivas; Sumas Adicionales"*.

Las Obligaciones Negociables podrán emitirse en forma nominativa o, en la medida en que lo permita la legislación aplicable, al portador. Asimismo, la totalidad o una parte de las Obligaciones Negociables de una Clase podrá emitirse en forma global. Ver la sección *"Descripción de las Obligaciones Negociables - Forma y denominación"*. Las Obligaciones Negociables emitidas al portador estarán sujetas a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Las Obligaciones Negociables emitidas al portador estarán también sujetas a las limitaciones establecidas por las leyes impositivas federales de los Estados Unidos y no podrán ser ofrecidas, vendidas ni entregadas dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (según se las define en la Regulación S), excepto en ciertas circunstancias permitidas por las regulaciones impositivas de dicho país. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación – Limitaciones a la emisión de Obligaciones Negociables al Portador"*.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, con garantía común y solidarias de cada una de las Sociedades y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de cada una de las Sociedades que se encuentre en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Cada una de las Sociedades será solidariamente responsable por el pago del capital, interés, Sumas Adicionales, si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables. Las Obligaciones Negociables constituirán "obligaciones negociables" en los términos de la Ley Nº 23.576 y sus modificatorias (la "Ley de Obligaciones Negociables") y se emitirán de conformidad con todas las disposiciones aplicables de la misma y cualquier otra ley y/o regulación argentina aplicable. Ver la sección *"Descripción de las Obligaciones Negociables – Generalidades"*.

Las Obligaciones Negociables podrán ser ofrecidas directamente por las Sociedades o a través de agentes o colocadores designados por las Sociedades (los "Agentes" y los "Colocadores", respectivamente). Todo Agente o Colocador se identificará en el Informe de Términos y Condiciones correspondiente. El presente prospecto (el "Prospecto") no podrá ser utilizado para la venta de las Obligaciones Negociables si no está acompañado del Informe de Términos y Condiciones correspondiente. Las Emisoras se reservan el derecho de retener, cancelar o modificar toda oferta prevista en el presente y en el Informe de Términos y Condiciones correspondiente, sin necesidad de notificación previa. Ver la sección *"Suscripción y venta"*.

Las Obligaciones Negociables serán ofrecidas públicamente en la Argentina directamente por las Sociedades o a través de Agentes o Colocadores autorizados de acuerdo con los términos y condiciones establecidos en este Prospecto y en el Informe de Términos y Condiciones correspondiente. Asimismo, las Obligaciones Negociables podrán ofrecerse, de acuerdo con los términos y condiciones establecidos en una versión en inglés substancialmente similar al Prospecto y a los Informes de Términos y Condiciones que correspondan, (i) en transacciones fuera de los Estados Unidos al amparo de la *Regulation S* (la "Regulación S") de la *United States Securities Act of 1933* y sus modificaciones (la "Ley de Títulos Valores de los Estados Unidos") y (ii) en los Estados Unidos, a *qualified institutional buyers* ("Compradores Institucionales Calificados" o "QIBs") (según los define la *Rule 144A* (la "Resolución 144A") de la Ley de Títulos Valores de los Estados Unidos) y a *institutional accredited investors* ("Inversores Institucionales Acreditados") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1),(2),(3) o (7) de la *Regulation D* (la "Resolución D") de la Ley de Títulos Valores de los Estados Unidos y que no sea un Comprador Institucional Calificado). Ver la sección *"Restricciones a la transferencia"*.

Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires (la "BCBA") y/o en cualquier otra bolsa o mercado según se indique en el Informe de Términos y Condiciones correspondiente. Asimismo, se podrá solicitar autorización para que las Obligaciones Negociables vendidas al amparo de la Resolución 144A se negocien en el *Private offering, resales and trading through automatic linkage System* (el "Sistema PORTAL") de la *National Association of Securities Dealers, Inc.* en los Estados Unidos. Ver la sección *"Información relevante"*.

Para un análisis de ciertos factores que deben ser considerados por los eventuales inversores en las Obligaciones Negociables, ver la sección "*Factores de riesgo*".

LA CREACION DEL PROGRAMA, LA EXTENSION DE SU PLAZO DE VENCIMIENTO Y EL AUMENTO DE SU MONTO MAXIMO HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES ("CNV") MEDIANTE CERTIFICADOS Nº 136 Y Nº [__] DE FECHAS 6 DE DICIEMBRE DE 1996 Y [__] DE OCTUBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON LOS REQUISITOS ESTABLECIDOS EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LOS DATOS CONTENIDOS EN ESTE PROSPECTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PRESENTE PROSPECTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DEL ORGANO DE FISCALIZACION DE LAS SOCIEDADES Y DE LOS AUDITORES QUE SUSCRIBEN SUS RESPECTIVOS INFORMES SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PRESENTE PROSPECTO CONTIENE, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y DE TODA AQUELLA QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

[COMPLETAR]

La fecha de este Prospecto es [__] de octubre de 2001

Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión y fecha de vencimiento, que sean pagaderas en la misma moneda, que devenguen interés a la misma tasa y cuyos términos sean por lo demás idénticos, con excepción de las denominaciones (cada una, una "Clase"), que se vendan en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una única Obligación Negociable global permanente no restringida, en forma definitiva, nominativa, sin cupones de interés (la "Obligación Negociable Nominativa Global No Restringida") o, si las Obligaciones Negociables de una Clase pudieran emitirse al portador, una Obligación Negociable al portador global definitiva (la "Obligación Negociable al Portador Global Definitiva") con o sin cupones de interés (los "Cupones") o, a opción de las Emisoras, una Obligación Negociable al portador global temporaria sin Cupones (la "Obligación Negociable al Portador Global Temporaria", junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), la cual podrá ser canjeable total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por participaciones en una Obligación Negociable al Portador Global Definitiva con o sin Cupones o por Obligaciones Negociables al portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular"), o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente. La Obligación Negociable Nominativa Global No Restringida será depositada con un custodio a nombre de quien designe *The Depository Trust Company* ("DTC") para las cuentas del Sistema Euroclear ("Euroclear") y Clearstream Banking, société anonyme ("Clearstream"). Con anterioridad al vencimiento de un período de 40 días a partir de la finalización de la distribución de cualquier Clase de Obligaciones Negociables (el "Período Restringido"), las participaciones en la Obligación Negociable Nominativa Global No Restringida que representen Obligaciones Negociables de dicha Clase sólo podrán ser mantenidas a través de Euroclear y Clearstream. La Obligación Negociable al Portador Global Definitiva o, si fuera aplicable, la Obligación Negociable al Portador Global Temporaria, será depositada a más tardar el día de emisión con un depositario común para la cuenta de Euroclear y Clearstream (el "Depositario Común"). En el caso de una Obligación Negociable al Portador Global Temporaria, a partir del 40° día posterior a la fecha de emisión original y compra de dicha Obligación Negociable, inclusive (la "Fecha de Canje"), las participaciones en dicha Obligación Negociable al Portador Global Temporaria podrán ser canjeadas, en su totalidad o en parte, por participaciones en una Obligación Negociable al Portador Global Definitiva o por Obligaciones Negociables al Portador Cartulares, o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente, contra certificación de no calificar como beneficiario de los Estados Unidos de acuerdo con la legislación de dicho país. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las participaciones en la Obligación Negociable al Portador Global Definitiva serán canjeables por Obligaciones Negociables al Portador Cartulares sólo en ciertas circunstancias descriptas más adelante. Ver la sección *"Descripción de las Obligaciones Negociables -- Forma y denominación"*.

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables en forma nominativas cartulares sin Cupones (las "Obligaciones Negociables Nominativas Cartulares") y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una única Obligación Negociable global permanente restringida en forma definitiva, nominativa, sin Cupones (la "Obligación Negociable Nominativa Global Restringida", junto con cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Globales Nominativas") que será depositada con un custodio a nombre de quien designe DTC. Las Obligaciones Negociables representadas por las Obligaciones Negociables Globales Nominativas se negociarán en el Sistema de Liquidación Diaria de Fondos de DTC. La negociación de dichas Obligaciones Negociables en los mercados secundarios será, por lo tanto, liquidada en fondos de disponibilidad inmediata. Las participaciones en una Obligación Negociable Nominativa Global estarán asentadas en los registros llevados por DTC y sus participantes directos e indirectos, incluyendo a Euroclear y Clearstream, y las transferencias se efectuarán sólo a través de dichos registros. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de

Obligaciones Negociables Cartulares Nominativas. Ver la sección *"Descripción de las Obligaciones Negociables -- Forma y denominación"*.

En todos los casos, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Ver la sección *"Descripción de las Obligaciones Negociables -- Forma y denominación"*.

EN RELACION CON LA EMISION Y DISTRIBUCION DE CUALQUIER CLASE DE OBLIGACIONES NEGOCIABLES DE ACUERDO CON EL PROGRAMA, EL COLOCADOR CORRESPONDIENTE QUE ACTUE COMO AGENTE ESTABILIZADOR CONFORME AL INFORME DE TERMINOS Y CONDICIONES (SI LO HUBIERE), PODRA REALIZAR OFERTAS ADICIONALES O EFECTUAR TRANSACCIONES QUE ESTABILICEN O MANTENGAN EL PRECIO DE MERCADO DE LAS OBLIGACIONES NEGOCIABLES DE UNA O MAS CLASES A UN NIVEL SUPERIOR A AQUEL QUE DE OTRO MODO PREVALECERIA EN EL MERCADO. SI FUERAN INICIADAS, DICHAS TRANSACCIONES PODRAN INTERRUMPIRSE EN CUALQUIER MOMENTO.

INFORMACION RELEVANTE

ESTE PROSPECTO HA SIDO PREPARADO PARA USO EXCLUSIVO EN RELACION CON LA OFERTA PUBLICA DE LAS OBLIGACIONES NEGOCIABLES EN LA ARGENTINA Y NO PUEDE SER UTILIZADO PARA NINGUN OTRO FIN.

Al tomar una decisión acerca de la compra de las Obligaciones Negociables, los inversores deben basarse en su propia evaluación de las Sociedades y de los términos de la oferta de las Obligaciones Negociables, incluyendo los méritos y riesgos que implica.

Las Sociedades confirman que, luego de haber realizado todas las averiguaciones razonables pertinentes, este Prospecto, junto con cualquier suplemento o Informe de Términos y Condiciones correspondiente, contienen toda la información relativa a las Sociedades, a la Argentina y su economía, a la industria del gas natural en la Argentina y a las Obligaciones Negociables que pueda ser significativa para la oferta y venta de las Obligaciones Negociables, que la información contenida en este Prospecto o en cualquier suplemento o Informe de Términos y Condiciones no es engañosa y que no hay ningún otro hecho cuya omisión haga que la totalidad de este Prospecto, cualquier suplemento o Informe de Términos y Condiciones o cualquier información contenida en los mismos sea incorrecta en aspectos significativos. La información suministrada en el presente Prospecto con relación a la Argentina, su economía y la industria del gas natural en la Argentina es suministrada, sin embargo, como información de conocimiento público y no ha sido verificada en forma independiente. Las Sociedades asumen responsabilidad sólo en el caso de que se determine que dicha información hubiera sido incorrectamente transcripta o resumida.

La información contenida en este Prospecto y en todo suplemento o Informe de Términos y Condiciones relativa a las Sociedades, al Programa y a las Obligaciones Negociables ha sido suministrada por las Sociedades, que han autorizado la entrega de este Prospecto y de cualquier suplemento e Informe de Términos y Condiciones en su representación. [COMPLETAR] (el "Organizador"), los Colocadores y los Agentes que actúan en representación de las Sociedades no han verificado en forma independiente la información contenida en el presente, en cualquier suplemento o en los estados contables incluidos a partir de la página E-1 de este Prospecto. Consecuentemente, no se formula ninguna manifestación ni aseveración ni compromiso, expreso o implícito, y ni el Organizador ni los Colocadores o Agentes aceptan responsabilidad alguna respecto de la veracidad o integridad de la información contenida en este Prospecto, en los estados contables adjuntos al presente, o en cualquier suplemento o Informe de Términos y Condiciones o de cualquier información adicional suministrada por las Sociedades o en su representación en relación con el Programa o las Obligaciones Negociables, con el mayor alcance permitido por la legislación aplicable, incluyendo el Decreto N° 677/01.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones fuera de las incluidas en este Prospecto, cualquier suplemento o Informe de Términos y Condiciones y, por lo tanto, de brindarse o prestarse, no deberán ser consideradas como autorizadas por las Sociedades, el Organizador o los Colocadores o Agentes correspondientes. Ni este Prospecto ni ningún suplemento o Informe de Términos y Condiciones constituyen una oferta de venta ni una solicitud de oferta de compra en ninguna jurisdicción y a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción. La entrega de este Prospecto, algún suplemento o cualquier Informe de Términos y Condiciones no creará bajo ninguna circunstancia la presunción de que la información del presente o de dicho suplemento o Informe de Términos y Condiciones sea correcta en cualquier momento posterior a sus fechas de publicación.

Ni el Organizador, ni los Colocadores ni los Agentes se comprometen a revisar la situación patrimonial o las actividades de las Sociedades durante la vigencia de las Obligaciones Negociables, ni a asesorar a ningún participante en la emisión de las Obligaciones Negociables o a ningún obligacionista (cada uno, un "Obligacionista"), respecto de ninguna información que llegue a su conocimiento.

La distribución de este Prospecto y la oferta y la venta de las Obligaciones Negociables en ciertas jurisdicciones fuera de la Argentina pueden estar restringidas por ley. El Organizador, Colocadores, Agentes y las Sociedades requieren que las personas que estén en posesión de este Prospecto se informen acerca de estas restricciones y cumplan con las mismas. Los eventuales inversores deberán informarse acerca de los requerimientos legales y de las consecuencias impositivas en los países de su residencia y domicilio, derivadas de la adquisición, tenencia y disposición de las Obligaciones Negociables y de las restricciones cambiarias que pudieran afectarlos. Asimismo, excepto en los casos previstos en el presente Prospecto, las Obligaciones Negociables no podrán ser ofrecidas en

el Reino Unido ni en los Estados Unidos. Ver las secciones "*Restricciones a la transferencia*" y "*Suscripción y venta*".

La totalidad de los activos de las Sociedades se encuentran ubicados en la Argentina. Una parte sustancial de dichos activos, incluyendo las redes de distribución, los gasoductos y demás partes de los sistemas de distribución, están afectados a la prestación de un servicio público y, por lo tanto, se consideran activos esenciales que son inembargables. Un tribunal argentino podría, no obstante, resolver la ejecución de dichos activos, en cuyo caso el Gobierno deberá aprobar previamente su embargabilidad.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de títulos valores de ninguno de sus estados y, a menos que se obtenga dicha autorización, las Obligaciones Negociables no podrán ser ofrecidas, vendidas ni entregadas, directa o indirectamente, dentro de los Estados Unidos ni a cuenta ni en beneficio de ninguna Persona de los Estados Unidos (según se define en la Regulación S de la Ley de Títulos Valores de los Estados Unidos), excepto en el caso de determinadas transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos o no sujetas a los mismos y, en todo caso, de acuerdo con cualquier otra ley aplicable. En consecuencia, las Obligaciones Negociables ofrecidas mediante el presente sólo podrán ser ofrecidas y vendidas a QIBs, a un número limitado de Inversores Institucionales Acreditados y en transacciones fuera de los Estados Unidos, al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos. Para una descripción de ciertas restricciones a la reventa y transferencia de las Obligaciones Negociables, ver la sección "*Restricciones a la transferencia*".

Las Sociedades comparten sus oficinas en Av. Alicia Moreau de Justo 240, Piso 3°, Puerto Madero, C1107AAF Buenos Aires, Argentina. El teléfono de las Sociedades es (011) (54-11) 4319-4800 o (011) (54-11) 5576-7000 y su dirección de correo electrónico es investrelations@camuzzigas.com.ar.

DOCUMENTOS INCLUIDOS POR REFERENCIA

Los siguientes documentos se considerarán parte del Prospecto: (i) los últimos estados contables consolidados y no consolidados anuales auditados al 31 de diciembre de 2000, 1999 y 1998, y estados contables consolidados y no consolidados de las Sociedades correspondientes al período económico de seis meses finalizado el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados; (ii) todos los suplementos e Informes de Términos y Condiciones de este Prospecto que las Sociedades hayan puesto en circulación oportunamente, y (iii) en relación con una Clase de Obligaciones Negociables en particular, todo Informe de Términos y Condiciones respecto de dicha Clase.

Toda información del presente o de cualquier documento incluido por referencia al presente será considerada modificada o reemplazada a los fines de este Prospecto en tanto la información de cualquier otro documento posterior incluido por referencia al presente la modifique o reemplace. En relación con la cotización de las Obligaciones Negociables en la Bolsa de Comercio de Luxemburgo, las Sociedades han asumido el compromiso de que, en caso de producirse un cambio sustancial adverso que afectara sus situaciones financieras y que no estuviera reflejado en este Prospecto o en cualquier modificación o suplemento al mismo mientras las Obligaciones Negociables permanezcan en circulación en virtud del Programa y coticen en dicha bolsa de comercio, prepararán un suplemento adicional al presente Prospecto o publicarán un nuevo prospecto para utilizarlo respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo. Si se modifican los términos del Programa de forma tal que el Prospecto resulte inexacto o equívoco en algún aspecto significativo, se preparará un nuevo Prospecto o suplemento para su utilización respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo mientras las Obligaciones Negociables permanezcan en circulación y coticen en dicha bolsa de comercio.

Se podrán obtener copias sin cargo de los últimos estados contables consolidados y no consolidados auditados anuales y de los estados contables trimestrales sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 de las Sociedades, así como también del Prospecto (con sus modificaciones y reformas) y del Informe de Términos y Condiciones correspondiente a cualquier Clase de Obligaciones Negociables que cotice en la Bolsa de Comercio de Luxemburgo en la oficina del agente de pago y del agente de transferencia en Luxemburgo.

Conforme a la Resolución General N° 368/01 de la CNV y modificatorias (las "Normas de la CNV"), se permite la emisión de nuevas series y/o clases de obligaciones negociables en el marco de un programa global de emisión autorizado por la CNV, como es el caso del Programa, sin necesidad de requerir la previa aprobación de cada nueva emisión, siempre y cuando el emisor acompañe un suplemento del prospecto que incluya una descripción de los términos y condiciones de la emisión de que se trate, el precio y la actualización de la información contable, económica y financiera, y toda otra información, hecho o acto relevante ocurrido con posterioridad a la aprobación del último prospecto o suplemento respectivo, según fuere el caso, dentro de los cinco días hábiles posteriores a la emisión. No obstante, las Normas de la CNV exigen la presentación y publicación de un nuevo prospecto, que deberá ser aprobado por la CNV antes de la respectiva emisión, cuando, en el lapso transcurrido desde la presentación anterior, se hubieran aprobado los estados contables de un nuevo ejercicio anual. Ver la sección "*Impuestos*" para una descripción de los beneficios impositivos aplicables a las Obligaciones Negociables a la luz de dicha Resolución.

FORMA DE PRESENTACION DE LA INFORMACION CONTABLE

En el presente Prospecto, las referencias a "*U$S*" y "*Dólares*" corresponden a Dólares estadounidenses y las referencias a "*$*" o "*Pesos*" corresponden a Pesos de curso legal en la Argentina.

Las Sociedades mantienen sus libros contables y registros en Pesos y confeccionan sus estados contables de acuerdo con las normas contables profesionales de la Argentina (las "Normas Contables Profesionales") y la normativa vigente dictada por la CNV y la BCBA.

En el presente Prospecto se incluyen los estados contables consolidados y no consolidados anuales auditados de las Sociedades al 31 de diciembre de 2000, 1999 y 1998, y los estados contables consolidados y no consolidados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados.

Las Sociedades fueron inscriptas en el Registro Público de Comercio en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado Sociedad del Estado ("Gas del Estado") llevaba a cabo las actividades vinculadas a la industria del gas natural, incluyendo la compra, tratamiento, transporte y distribución del mismo.

Ciertas cifras que aparecen en este Prospecto han sido redondeadas con respecto a los rubros que constan en los estados contables. Los porcentajes y cifras combinadas se calculan en base a la suma de dichos montos redondeados. Como consecuencia, los totales y subtotales que aparecen en el presente pueden no sumar como consecuencia del redondeo.

Para una mayor comprensión por parte del lector, se incluyen las siguientes aclaraciones: 1 "m^3" equivale a un metro cúbico, 1 "Mm^3" equivale a mil metros cúbicos, 1 "MMm^3" equivale a un millón de metros cúbicos, 1 "BTU" equivale a una unidad de energía británica y 1 "MMBTU" equivale a un millón de unidades de calor británicas.

ESTIMACIONES

El presente Prospecto contiene estimaciones a futuro. Estas estimaciones aparecen en varias oportunidades a lo largo del mismo, incluyendo, sin carácter limitativo, en las secciones "*Información contable seleccionada y operativa*", "*Análisis de la situación patrimonial y del resultado de las operaciones*" y "*Actividades*". Dichas estimaciones contienen declaraciones relativas a suposiciones o expectativas presentes de las Sociedades en relación con la situación financiera futura y el resultado de sus operaciones, incluyendo los resultados operativos y no operativos esperados de las Sociedades, sus posibilidades de cumplir con sus obligaciones de pago y con los planes financieros. Se advierte a los eventuales inversores que cualquiera de dichas estimaciones no constituye garantía de que vayan a realizarse en el futuro, que las mismas se encuentran sujetas a riesgos e incertidumbres y que los resultados reales pueden diferir de manera sustancial de aquellos mencionados en las estimaciones como consecuencia de varios factores. La información contenida en el presente Prospecto, tal como la establecida en la sección "*Factores de riesgo*", identifica algunos de los factores que podrían ocasionar tales diferencias.

RESUMEN

El siguiente resumen está sujeto en su totalidad a la información más detallada y a los estados contables que aparecen más adelante en este Prospecto y debe ser leído junto con los mismos. Los términos en mayúsculas que no aparecen definidos en este resumen tienen el significado que se les asigna en otra sección de este Prospecto.

Actividades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de gas licuado propano ("GLP") y gas natural comprimido ("GNC"), como así también por cargos por reconexiones a la red de distribución de gas y por la venta de productos derivados producidos en la planta separadora de gas natural de Cerri (la "Planta Cerri") operada por Transportadora de Gas del Sur S.A. ("TGS"), cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver la sección *"Actividades -- Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver la sección *"Actividades -- Estrategia"*.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a, aproximadamente, el 42 %. Este aumento refleja la sustitución de

energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección *"La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado"*. Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección *"Actividades -- Transporte de gas natural"*.

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra Energy (Denmark-1) APS ("Sempra") y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección *"Composición accionaria -- Accionistas principales"*.

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural"*.

Estrategia

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos.

Resumen del Programa

Emisoras	*Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.*, en forma conjunta y solidaria.
Organizador	[COMPLETAR].
Descripción	Obligaciones Negociables simples a mediano plazo.
Monto del Programa	Hasta un total de U$S 300.000.000 en capital (o su equivalente en otras monedas) en cualquier momento en circulación o el monto que las Emisoras consideren necesario o conveniente, siempre que dicho aumento sea debidamente autorizado por cada Emisora y aprobado por la CNV y la bolsa de comercio que correspondiere. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Plazo del Programa	La creación del Programa ha sido autorizada por Certificado N° 136 de la Gerencia de Emisoras de la CNV de fecha 6 de diciembre de 1996. La extensión del plazo de vencimiento y el aumento del monto máximo del Programa han sido autorizados por la gerencia de emisoras de la CNV mediante Certificado N° [___] de fecha [__] de [_____] de 2001. La CNV autorizó la emisión de Obligaciones Negociables por un período de cinco años entre el [__] de [_____] de 2001 y el [__] de [_____] de 2006. No pueden emitirse Obligaciones Negociables con posterioridad al [__] de [_____] de 2006. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Contrato de Fideicomiso	Las Obligaciones Negociables gozarán de los beneficios de un Contrato de Fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") celebrado entre las Emisoras, The Bank of New York, como fiduciario y Banco Río de la Plata S.A. como agente de pago, agente de registro y agente de transferencia (en su carácter de sucesor de The Bank of New York S.A.). Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*".
Vencimientos	Las Obligaciones Negociables de cada Clase tendrán vencimientos de 30 días a 30 años desde la fecha de emisión original (la "Fecha de Emisión") en la forma en que se indique en el Informe de Términos y Condiciones correspondiente a cada Clase. Ver la sección "*Descripción de las Obligaciones Negociables -- Rescate y recompra*".
Precio de emisión	Las Obligaciones Negociables pueden emitirse a la par o bajo o sobre la par según se indique en el Informe de Términos y Condiciones correspondiente.

Interés . . . .

Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Interés*".

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés sobre las Obligaciones Negociables de cada Clase, si resultara aplicable, será pagadero desde la Fecha de Emisión por semestre vencido en las fechas de pago de interés y al vencimiento. Ver la sección "*Descripción de las Obligaciones Negociables -- Interés*".

Moneda . . . .

Las Obligaciones Negociables se emitirán, sujeto al cumplimiento de todos los requisitos reglamentarios y legales aplicables, en Dólares o en otra moneda especificada en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Clases . . . .

Las Obligaciones Negociables se emitirán en diferentes Clases. Todas las Obligaciones Negociables de una determinada Clase estarán sujetas a idénticas condiciones salvo en cuanto a denominación.

Denominación . . . .

Las Obligaciones Negociables se emitirán en forma totalmente nominativa, sin Cupones, o al portador, con o sin Cupones, en denominaciones no inferiores a U$S 1.000 o múltiplos enteros de U$S 1.000 si se supera esa cifra, o en tales otras denominaciones o monedas según se especifique en el Informe de Términos y Condiciones correspondiente, sujeto al cumplimiento de todos los requisitos legales y reglamentarios aplicables; no obstante ello, las Obligaciones Negociables Nominativas Cartulares vendidas en los Estados Unidos a Inversores Institucionales Acreditados serán emitidas en denominaciones de al menos U$S 250.000 o en múltiplos enteros de U$S 1.000 si se supera esa cifra. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Forma de las Obligaciones Negociables . . . .

Las Obligaciones Negociables de cada Clase vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, incluyendo aquellas Obligaciones Negociables vendidas en la Argentina, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o, si se las emite al portador, por Obligaciones Negociables al Portador

Globales Definitivas o, a opción de las Emisoras, inicialmente por una Obligación Negociable al Portador Global Temporaria, canjeable en forma total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones, conforme lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores, según se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una solicitud de autorización de oferta pública presentada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Nominativas Cartulares y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global Restringida. Toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de Obligaciones Negociables Nominativas Cartulares. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Compensación y liquidación . . . .

Las Obligaciones Negociables de cada Clase se compensarán y liquidarán a través de DTC, Euroclear y/o Clearstream o según se especifique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Compensación y liquidación*".

Rescate . . . .

A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, las Obligaciones Negociables no estarán sujetas a rescate anticipado, excepto a opción de las Emisoras, en el caso de ciertos cambios que afecten a los impuestos argentinos aplicables. Ver las secciones "*Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*" e "*Impuestos*".

Retenciones impositivas . . . .

Los pagos relativos a las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos, excepto en los casos indicados en este Prospecto. En el caso de que dicha deducción o retención fuera requerida, y salvo que en las Obligaciones Negociables se especificara lo contrario, las Emisoras pagarán las Sumas Adicionales necesarias para que el Obligacionista reciba los montos que hubiera recibido si tal deducción o retención no hubiera sido requerida. Ver las secciones *"Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales"* e *"Impuestos"*.

Prelación de las Obligaciones Negociables . . . . . .

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas, con garantía común de las Emisoras y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.

Restricciones a la constitución de Gravámenes . . .

Las Obligaciones Negociables contendrán restricciones a la constitución de gravámenes por parte de las Emisoras respecto de sus bienes o ingresos en garantía de deudas. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras -- Restricciones a la constitución de Gravámenes"*.

Casos de incumplimiento . . . .

Las Obligaciones Negociables contendrán disposiciones habituales sobre casos de incumplimiento. Ver la sección *"Descripción de las Obligaciones Negociables -- Casos de Incumplimiento"*.

Oferta de las Obligaciones Negociables . . . .

Las Obligaciones Negociables se ofrecerán públicamente en la Argentina directamente por las Emisoras o a través de Agentes o Colocadores autorizados. Ver la sección *"Suscripción y venta"*.

Las Obligaciones Negociables podrán ser ofrecidas también (i) fuera de los Estados Unidos conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos y (ii) en los Estados Unidos, a menos que su oferta pública se encontrare autorizada en virtud de la Ley de Títulos Valores de los Estados Unidos y cualquier otra ley local de títulos valores aplicable, sólo a QIBs y a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos

y solamente en cumplimiento de las leyes federales de los Estados Unidos respecto de la aplicación del impuesto a las ganancias y de la legislación argentina que regula la forma y nominatividad de los títulos valores. Ver la sección *"Suscripción y venta"*.

Ejemplares de este Prospecto y del Informe de Términos y Condiciones correspondiente serán entregados a quien lo solicite en la sede social de las Emisoras y en las oficinas del Agente de Pago en Buenos Aires que se indican en la contratapa de este Prospecto. Una versión resumida de este Prospecto y de los Informes de Términos y Condiciones correspondientes será publicada en el boletín diario de la BCBA. Los inversores potenciales en las Obligaciones Negociables en la Argentina deberán contactar a cualquier agente autorizado a ofrecer y vender las Obligaciones Negociables en la Argentina. Ver la sección *"Suscripción y venta"*.

Cotización .... Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa o mercado, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión para que las Obligaciones Negociables se negocien a través del Sistema PORTAL.

Ley aplicable .... Los derechos y obligaciones de las Emisoras y los Obligacionistas emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, estarán regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todas las cuestiones vinculadas con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, estarán regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables. Ver la sección *"Descripción de las Obligaciones Negociables -- Ley aplicable"*.

Calificación de riesgo .... De acuerdo con la legislación argentina, la mayoría de las emisiones de Obligaciones Negociables que se ofrezcan públicamente podrán ser calificadas por dos agencias calificadoras de riesgo argentinas independientes y dichas calificaciones deben ser actualizadas trimestralmente. El Programa ha sido calificado "raAA+" por Standard & Poor's International Ratings LLC (Sucursal Argentina) y "AA+" por FITCH Argentina Calificadora de Riesgo S.A. Los procedimientos aplicados por estas

agencias argentinas para llegar a dichas calificaciones pueden diferir de los que aplican otras agencias y de aquéllos usualmente aplicados por calificadoras de los Estados Unidos o de otros países. Dichas calificaciones pueden ser modificadas, suspendidas o retiradas y bajo ningún concepto representan una recomendación para comprar, poseer o vender las Obligaciones Negociables. Ver la sección "*Calificación de riesgo*".

Otros términos y condiciones . . . .

Los términos y condiciones aplicables a cada Clase serán los expuestos en el presente Prospecto y en el Contrato de Fideicomiso, con las modificaciones, suplementos y reemplazos que se realicen en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables – Generalidades*" y el "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" incluido como Anexo I al presente Prospecto.

Restricciones a la transferencia

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, todas las Obligaciones Negociables adquiridas de conformidad con la Regulación S bajo el amparo de la Ley de Títulos Valores de los Estados Unidos están sujetas a las restricciones a la reventa o transferencia, según se especifica en la sección "*Restricciones a la transferencia*".

Factores de riesgo

Para un análisis de ciertos factores que deberían ser considerados por los potenciales inversores al evaluar la adquisición de las Obligaciones Negociables, ver la sección "*Factores de riesgo*".

Resumen de la información contable y operativa

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes de revisión limitada incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 en los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 18)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	9,6
Depreciación y amortización	10,9	10,3	9,3	5,6	5,3
Interés	5,4	5,1	5,7	3,4	2,2
EBITDA[5]	56,2	51,4	44,1	14,7	26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm^3)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 18)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Factores que afectan los resultados de las operaciones – Transferencias de redes de distribución*".
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones -- Clientes y tarifas*".
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

FACTORES DE RIESGO

Los eventuales compradores de las Obligaciones Negociables deben considerar detenidamente toda la información que brinda el presente Prospecto y el Informe de Términos y Condiciones correspondiente, incluyendo los factores de riesgo que se transcriben a continuación. Los eventuales compradores de las Obligaciones Negociables deben tener en cuenta, entre otras cosas, los factores de riesgo relativos a las sociedades argentinas que, en general, no tienen relación con inversiones en otros países y otras emisoras, incluyendo los mencionados a continuación.

Riesgos respecto de la Argentina

Desarrollos políticos y económicos en la Argentina. Los activos de las Sociedades están ubicados en la Argentina y sus operaciones se desarrollan en dicho país. El Gobierno ha ejercido y continúa ejerciendo una marcada influencia sobre varios aspectos de la economía argentina. En consecuencia, los actos administrativos concernientes a la economía afectan significativamente a las empresas privadas argentinas en general y a las Sociedades en particular, así como también a las condiciones de mercado, precios y rendimiento sobre inversiones en los títulos valores argentinos, incluyendo las Obligaciones Negociables. La economía argentina ha experimentado en el pasado períodos de crecimiento lento o incluso negativo, alta inflación, importantes devaluaciones de la moneda y limitada disponibilidad de divisas. Una reiteración de estas condiciones podría afectar la situación patrimonial y los resultados de las operaciones de las Sociedades. Los resultados de las operaciones de las Sociedades y los derechos de los titulares de Obligaciones Negociables y el valor de las mismas pueden verse afectados por la inflación, las fluctuaciones en el tipo de cambio, modificaciones en las tasas de interés, cambios en la política del Gobierno (la política de inversiones externas y la impositiva, entre otras), inestabilidad social y otros desarrollos políticos, económicos o internacionales que tengan lugar en la Argentina o que la afecten de alguna manera. El Gobierno actual continúa la política iniciada por el Gobierno anterior en cuanto a la implementación de reformas estructurales con el fin de estabilizar la economía, estimular el crecimiento económico en el sector privado y reducir el desempleo. Dichas reformas se concentraron en la privatización de las industrias que anteriormente pertenecían al estado y la organización del sistema impositivo y previsional. [Asimismo, cabe destacar que, durante el mes de octubre, se celebrarán elecciones generales para renovar parcialmente las cámaras de diputados y senadores de la Nación.] Si la política gubernamental fuera otra vez encaminada hacia la intervención estatal y se alejara de políticas de libre mercado, el sector privado en general y, en particular, las actividades y operaciones de las Sociedades, podrían verse afectadas en forma negativa. No puede asegurarse que en el futuro las autoridades argentinas no dictarán regulaciones que afecten sustancialmente en forma negativa la situación patrimonial o los resultados de las operaciones de las sociedades del sector privado, incluyendo a las Sociedades, o los derechos de los tenedores de valores negociables emitidos por las Sociedades, incluyendo las Obligaciones Negociables, o el valor de los mismos, como aconteció en el pasado.

Riesgos cambiarios; convertibilidad; riesgo inflacionario. Con anterioridad a la implementación de la Ley N° 23.928, vigente a partir del 1° de abril de 1991 (la "Ley de Convertibilidad"), la Argentina sufrió períodos de elevadas tasas de inflación y, en ciertos momentos, de hiperinflación. Con anterioridad a la implementación de la Ley de Convertibilidad, la moneda argentina fue devaluada en numerosas oportunidades. De conformidad con la Ley de Convertibilidad, el Banco Central de la República Argentina (el "Banco Central") está obligado a (i) vender Dólares a un tipo de cambio de un Peso por Dólar y (ii) mantener reservas por lo menos en cantidad equivalente a la base monetaria. Cualquier modificación a las disposiciones anteriores requerirá de una ley del Congreso de la Nación. Actualmente, el Gobierno no impone restricciones al derecho de una empresa argentina de transferir Dólares al exterior. Sin embargo, no puede asegurarse que el Banco Central continuará con esta política de venta de Dólares a dicha tasa o a cualquier otra tasa, ni que la Ley de Convertibilidad no será modificada o derogada ni que el Gobierno no instituirá en el futuro una política de control cambiario o restricciones similares ni que no se producirán importantes fluctuaciones en la brecha cambiaria. Ver la sección "*Tipos de cambio*".

Asimismo, el 25 de junio de 2001, la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. No puede asegurarse que, de producirse la paridad prevista entre el Euro y el Dólar, el Poder Ejecutivo Nacional

implemente lo dispuesto por la Ley N° 25.445 y, en tal caso, que no tenga un impacto negativo sobre la situación patrimonial o los resultados de las operaciones de las Sociedades.

De acuerdo con los términos de las Obligaciones Negociables, las Sociedades han acordado que, en caso de que existiera alguna restricción o prohibición a la convertibilidad o transferencia de divisas extranjeras en el mercado cambiario argentino, abonarán, a su cargo, la totalidad de las sumas pagaderas en virtud de las Obligaciones Negociables en Dólares, mediante cualquier otro mecanismo legal existente en la Argentina para comprar Dólares. A pesar de que existen en la actualidad mecanismos que proveen una forma de convertibilidad alternativa, no puede garantizarse que el Gobierno no imponga alguna política que elimine estas fuentes de cambio de divisas. Ver las secciones *"Descripción de las Obligaciones Negociables -- Pagos y agencias de pago -- Restricciones cambiarias"* y *"Tipos de cambio"*.

Desde la sanción de la Ley de Convertibilidad, las tasas de inflación han disminuido sustancialmente. De acuerdo con las cifras publicadas por el Ministerio de Economía, la tasa anual de inflación minorista decayó paulatinamente de aproximadamente un 84,1 % en 1991 a un 17,5 % en 1992, a un 7,4 % en 1993, a un 3,9 % en 1994, a un 3,4 % en 1995 y a un 0,2 % en 1996, aumentó a 0,5 % en 1997, a 0,9 % en 1998, decayó a (1,1) % en 1999, aumentó a (0,2) % en 2000, y aumentó a (0,1) % en los primeros seis meses de 2001, respecto al semestre anterior, de acuerdo con el índice de precios al consumidor. La tasa anual de inflación mayorista fue de aproximadamente 7.8 % en 1995, disminuyó al 3,6 % en 1996, disminuyó a 0,2 % en 1997, disminuyó a (3,5) % en 1998, disminuyó a (3,6) % en 1999, aumentó a 4 % en 2000 y, en el primer semestre de 2001, disminuyó a (0,6) %, según el índice de precios mayoristas nivel general. No puede asegurarse que la inflación en la Argentina permanecerá en su nivel actual. Si la inflación aumentase en forma significativa en la Argentina, la economía, el sector gasífero, la situación patrimonial, los resultados de las operaciones y las perspectivas comerciales de las Sociedades podrían verse sustancialmente afectadas en forma negativa. Dado que las tarifas de las Sociedades se calculan en Dólares y se indexan según el índice de precios de producción de los Estados Unidos ("PPI"), cualquier aumento inflacionario de los costos de las Sociedades que excediera el aumento del PPI afectaría en forma negativa los resultados de las operaciones de las Sociedades, en tanto se mantuviera el tipo de cambio fijo entre el Dólar y el Peso o en la medida en que el diferencial entre la tasa de inflación en la Argentina y el PPI exceda el poder adquisitivo del Peso. La tasa de crecimiento del PPI correspondiente a los años 2000, 1999 y 1998, y al período económico de seis meses finalizado el 30 de junio de 2001 fue de aproximadamente 6,0, (1,1) % y (1,1) %, y 3,85 %, respectivamente. De acuerdo con el procedimiento de ajuste de tarifas para reflejar las variaciones del PPI, las tarifas de las Sociedades son ajustadas el 1° de enero y el 1° de julio de cada año a partir del 1° de julio de 1993. Ver la sección *"Actividades -- Tarifas -- Ajustes por modificaciones en el PPI"*.

Volatilidad de los mercados emergentes; desarrollos recientes. Los mercados financieros y de capitales de la Argentina se encuentran, hasta cierto punto, influenciados por las condiciones económicas y de mercado de otros países. Si bien las condiciones macroeconómicas son diferentes en cada país, la reacción del inversor ante los acontecimientos de un país puede tener un efecto importante en los títulos de una emisora en otros países, incluyendo la Argentina. En el pasado, inversores y depositantes nacionales e internacionales respondieron a la incertidumbre retirando los capitales invertidos en activos financieros y en bancos en la Argentina. En dichas ocasiones, esta fuga de capitales redujo las reservas internacionales del Banco Central, así como el suministro de dinero y la liquidez del sistema financiero. Como consecuencia de las características de la Ley de Convertibilidad, la fuga de capitales y la disminución de la liquidez implicaron un aumento de las tasas de interés y otras numerosas consecuencias económicas adversas, incluyendo la disminución de la reserva de moneda extranjera en el Banco Central y un aumento en la volatilidad de los mercados.

A mediados de 1997, la "crisis asiática" ocasionó una conmoción significativa en los mercados internacionales y una pérdida de confianza en los mercados emergentes, agravada por los problemas que afectaron a los sistemas financieros de varios países asiáticos, particularmente Japón. La situación creada dificultó el acceso al crédito de los países dependientes del ahorro externo y produjo grandes fluctuaciones en los mercados secundarios de acciones y deuda pública de tales países. La recesión experimentada por Japón a mediados de 1998, la crisis económica desatada en Rusia en agosto de dicho año (incluyendo la devaluación del rublo y la declaración de una moratoria unilateral respecto de la totalidad de la deuda pública y de una parte de la deuda privada) y la devaluación de la moneda brasileña a partir de enero de 1999 provocaron nuevas caídas en los mercados de acciones mundiales, afectando no sólo a los "mercados emergentes" sino también a los mercados europeos y norteamericanos. No puede asegurarse que la persistencia o el agravamiento de dichas condiciones en los mercados internacionales no afectarán

adversamente a la Argentina, su sistema financiero, la situación patrimonial o los resultados de las operaciones de la Sociedad.

Asimismo, desde mediados del año 1998, la economía argentina viene experimentado una marcada disminución de las tasas anuales de crecimiento, iniciándose así un proceso de recesión económica progresiva e inestabilidad política que se ha acentuado durante la primera mitad del año 2001, afectando en forma adversa la confianza de los inversores en la Argentina, la cual se ha manifestado principalmente en una caída en el nivel de depósitos en el sistema bancario y una disminución de las reservas del Banco Central. Dichos sucesos coincidieron con una disminución de la inversión a nivel mundial, en términos generales, debido a las bajas producidas en los principales mercados de capitales internacionales, y a una creciente desconfianza respecto de los mercados emergentes. Consecuentemente, el costo de endeudamiento de la Argentina aumentó de manera significativa, presentándose severas restricciones para el acceso al mercado de capitales internacional. En tal sentido, el Gobierno concluyó exitosamente un *swap* voluntario de una parte sustancial de sus obligaciones en los mercados de capitales internacionales, lo que permitió posponer los vencimientos de corto plazo y, conjuntamente, se han adoptado medidas para reducir el déficit presupuestario nacional con el objetivo de alcanzar un "déficit cero" y estimular el crecimiento económico, como así también, se encuentra bajo análisis la posibilidad de reformular la ley de coparticipación federal de impuestos. Además, recientemente el Gobierno suscribió un nuevo acuerdo con el Fondo Monetario Internacional, enmarcado en el contexto de lo descripto precedentemente, por el cual dicho organismo se comprometió a efectuar el desembolso de nuevos fondos destinados a sostener el nivel de reservas del Banco Central y mitigar la desconfianza que se ha registrado en los mercados durante los últimos meses.

Cancelación de facturas emitidas por las Sociedades con títulos públicos. La Ley N° 12.227 de la provincia de Buenos Aires dispuso la creación de las "Letras de Tesorería para la Cancelación de Obligaciones" ("Patacones"). Esta provincia utilizará los Patacones para el pago de una parte de jubilaciones y salarios de empleados del gobierno provincial. Las Sociedades, en conjunto con otras empresas de servicios que operan en la provincia, firmaron un convenio con el gobierno de la provincia de Buenos Aires por el cual se comprometen a aceptar voluntariamente el pago de facturas con Patacones a su valor nominal, siempre y cuando las facturas a ser canceladas correspondan a clientes que acrediten ser empleados públicos (activos y pasivos), que cobren sus haberes en Patacones (los "Receptores Primarios"). Por el mismo convenio, el gobierno de la provincia de Buenos Aires aceptará Patacones para el pago íntegro, total o parcial y con pleno efecto cancelatorio, de deudas de cualquier naturaleza, actuales o futuras, que las empresas firmantes mantengan con la provincia de Buenos Aires, así como para el pago de cualquier tributo provincial existente o que fuera creado con posterioridad, cuya obligación de pago recaiga sobre las empresas firmantes, sea como agente pasivo, agente de retención o agente de percepción. El citado convenio prevé que en el corto plazo el Gobierno también aceptará Patacones para la cancelación de impuestos de carácter nacional. Este acuerdo regirá hasta el 25 de julio de 2002 o hasta la sustitución de los Patacones, lo que suceda con anterioridad. Si bien esta operatoria de pago de facturas con Patacones ha sido acordada de manera voluntaria por las Sociedades y puede ser resuelta por la mismas si el gobierno de la provincia de Buenos Aires no cumpliere lo pactado, no puede asegurarse que la misma no afectará adversamente su situación patrimonial o el resultado de las operaciones de las Sociedades.

Riesgos respecto de las Sociedades

Regulación de la industria del gas natural. La industria del gas natural en la Argentina está sujeta a una abundante reglamentación oficial que regula asuntos tales como tarifas, ampliación de redes de distribución, transporte, tasas de retorno y otras materias a través del ENARGAS. El ENARGAS funciona desde hace ocho años y, en consecuencia, si bien existen ciertos precedentes sobre el alcance de sus funciones, tiene amplias facultades y no se puede predecir hasta qué punto las utilizará. Ver las secciones *"Marco regulatorio"* y *"La industria argentina del gas natural"*. El incumplimiento de las regulaciones del ENARGAS tienen como consecuencia la aplicación de multas y sanciones. Las Sociedades fueron objeto de ciertos procedimientos administrativos, y, en ciertos casos, se les impusieron multas y sanciones con relación a diferentes cuestiones relacionadas con su actividad. No puede asegurarse que no existirán futuras resoluciones del ENARGAS que impongan multas o se dicten sentencias que afecten negativamente la situación patrimonial o los resultados de sus operaciones. Para mayor información sobre las multas y gravámenes impuestos a las Sociedades por el ENARGAS, ver la sección *"Actividades -- Procedimientos administrativos, judiciales e impositivos"*.

Incertidumbre acerca de las nuevas tarifas para los próximos cinco años. La Ley N° 24.076, promulgada en junio de 1992 (la "Ley del Gas Natural"), fija una amplia guía con respecto a las tarifas que las Sociedades pueden cobrar y especifica los métodos que se utilizarán para ajustar los cuadros tarifarios. La Ley del Gas Natural establece que, cada cinco años, el ENARGAS revisará los cuadros tarifarios y los métodos de ajuste aplicables a todas las sociedades distribuidoras de gas natural. En relación con dicha revisión, le exigió al ENARGAS que promulgue las normas y procedimientos detallados en virtud de los cuales se ajustan las tarifas para los períodos de cinco años posteriores al 31 de diciembre de 1997. Ver la sección *"Actividades -- Tarifas"*.

En virtud de la Ley del Gas Natural, el ENARGAS promulgó las normas y procedimientos en virtud de los cuales se ajustarán las tarifas para el período de cinco años iniciado el 28 de diciembre de 1998 y promulgará las normas correspondientes a los períodos posteriores. Estas regulaciones resultan críticas debido a que el sistema regulatorio de tarifas en la Argentina no es un sistema basado directamente en el costo y la tasa de retorno (*"cost of service"*), como es el caso de los Estados Unidos, sino que se basa en una tasa fija, ajustada por el PPI más un factor de inversión menos un factor de eficiencia propuesto por el ENARGAS (*"pass-through"*). Ver la sección *"Actividades -- Tarifas"*. De acuerdo con este sistema, los aumentos en la mayoría de las categorías de costos operativos, por lo general en Pesos, no pueden trasladarse a los clientes de las Sociedades en la forma de un aumento en las tarifas. Si las Sociedades no pudieran alcanzar las reducciones de costo incluidas en el factor de eficiencia propuesto por el ENARGAS e incorporado en las tarifas, los resultados financieros de las Sociedades durante el período de cinco años correspondiente podrían verse afectados en forma negativa. En tanto la Ley del Gas Natural establece que las tarifas deben fijarse a niveles que permitan al licenciatario obtener una tasa de retorno razonable sobre el capital utilizado, el ENARGAS cuenta con facultades discrecionales para establecer el factor de eficiencia aplicable durante el próximo período de cinco años que se iniciará el 1° de enero de 2003. Las Sociedades tendrán la oportunidad de observar las normas propuestas y el factor de eficiencia propuesto luego de su promulgación por el ENARGAS. Asimismo, las Sociedades podrán apelar cualquier tarifa vigente que infrinja los principios generales de la Ley del Gas Natural. No puede garantizarse que el desarrollo de las regulaciones que se apliquen a la industria de distribución de gas natural o la interpretación de dichas regulaciones será favorable a las Sociedades o que no habrá resoluciones o cambios en el régimen regulatorio que afecten sustancialmente o en forma negativa la situación patrimonial o los resultados de las operaciones de cualquiera de las Sociedades o de ambas, o su capacidad de repago de las Obligaciones Negociables. Ver la sección *"Marco regulatorio"*.

Limitación de trasladar aumentos en el precio del gas natural a las tarifas. Desde el 1° de enero de 1994, el precio del gas vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades se ha incrementado. Aunque la tarifa de distribución incluye un componente para reembolsar a las empresas de distribución el costo del gas natural suministrado a los clientes, las mismas no pueden trasladar un aumento en el costo del gas natural a estos últimos sin la autorización previa del ENARGAS. En el pasado, el ENARGAS rechazó o se rehusó a aceptar plenamente los pedidos realizados por las Sociedades de trasladar a los usuarios los incrementos en el costo del gas natural. No puede asegurarse que, en el futuro, el ENARGAS no asuma una posición semejante ni que, si se apelase cualquiera de las decisiones del ENARGAS ante los tribunales, el fallo resulte favorable a las Sociedades.

Las Sociedades presentan en septiembre y abril de cada año el cuadro tarifario propuesto para los períodos estacionales octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas natural previstas en el contrato de compra de gas en el punto de ingreso al sistema de transporte para dichos períodos y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período de seis meses anterior. Una decisión del ENARGAS que impida a las Sociedades trasladar el incremento del costo del gas natural a los clientes podría afectar en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades. Aún si se permitiera que las Sociedades trasladen completamente el costo del gas natural entregado a los clientes finales, los aumentos en el precio del gas natural podrían afectar en forma negativa las ventas de las Sociedades como resultado de la elasticidad de los precios de la demanda de gas natural, especialmente entre consumidores con acceso a fuentes de energía alternativas. Ver la sección *"Actividades -- Tarifas"*.

Dependencia de Repsol YPF S.A.; dependencia de las instalaciones de transporte. Repsol YPF S.A. ("YPF") es el principal proveedor de gas de las Sociedades. Las Sociedades obtienen aproximadamente un 37 % de sus suministros de gas natural de YPF. El abastecimiento restante lo obtienen de un número limitado pero diverso de productores privados. Si YPF no pudiese suministrar el gas natural comprometido a los precios y en la cantidad y calidad pactadas, la capacidad de las Sociedades de cumplir sus compromisos de entrega de gas natural en firme

y, asimismo, el resultado de sus operaciones, podrían verse afectados en forma adversa. Ver la sección *"Actividades -- Provisión de gas natural"*.

La mayor parte del transporte del gas natural de las Sociedades está a cargo de un solo transportista, TGS. Ver la sección *"Actividades -- Transporte de gas natural"*. Si bien las instalaciones de transporte de gas existentes en la Argentina son suficientes para satisfacer la demanda actual de gas natural en firme, durante el invierno las distribuidoras pueden verse afectadas por desabastecimiento de gas natural debido a una limitada capacidad de transporte. Asimismo, en el pasado se les ha solicitado que limiten el suministro de gas natural interrumpible a los grandes usuarios en determinadas circunstancias, a fin de satisfacer los requerimientos de suministro en firme. La situación patrimonial de las Sociedades y los resultados de sus operaciones podrían verse adversa y significativamente afectados en caso de que ocurriera un accidente o alguna otra interrupción del transporte y debiera suspenderse o limitarse el suministro de gas natural por un extenso período. Se espera que las inversiones adicionales futuras en gasoductos y la construcción de instalaciones para gas natural licuado y para almacenamiento subterráneo aumenten la capacidad de la red de gas natural en la Argentina, así como también la cantidad de gas natural disponible para las Sociedades para satisfacer los aumentos proyectados de la demanda. No puede asegurarse que estas inversiones se realicen ni que las expectativas de crecimiento de las Sociedades no se vean significativamente afectadas en forma negativa si no obtienen un contrato para el suministro de gas natural suficiente para satisfacer el aumento proyectado de la demanda. Ver la sección *"Actividades -- Transporte de gas natural"*.

Posibles efectos negativos derivados de los contratos de compra garantizada ("take or pay") y otros compromisos. Los contratos de suministro, transporte y distribución de gas natural de las Sociedades prevén una variedad de obligaciones de hacer, tales como servicio en firme, servicio interrumpible o una combinación de ambos. Las Sociedades están procurando adecuar sus carteras de contratos de suministro, transporte y distribución. Aunque las Sociedades se han fijado como objetivo mantener el equilibrio entre estas obligaciones, y han implementado estrategias coordinadas para controlar la posibilidad de que la demanda de los clientes no coincida enteramente con el suministro de gas natural contratado ni con la capacidad de transporte asignada, no se puede asegurar que la incapacidad para coordinar cualquiera de dichos factores no afectará significativamente en forma negativa a las Sociedades en el futuro. El incumplimiento de un compromiso de suministro en firme podría tener consecuencias adversas significativas en los resultados de las operaciones y la gestión comercial de las Sociedades. Ver la sección *"Actividades -- Provisión de gas natural"*.

Los actuales contratos de suministro de gas natural de las Sociedades, la mayoría de los cuales fueron celebrados conjuntamente por Pampeana y Sur, contienen disposiciones de *"take or pay"* que exigen a las Sociedades abonar volúmenes fijos de gas natural, aunque no se los utilice. Estas obligaciones *"take or pay"* de uso mínimo representan aproximadamente el 85 % de los volúmenes programados reservados durante todo el año de cada una de las Sociedades. Los resultados de las operaciones de las Sociedades podrían verse afectados significativamente si, por una reducción de la demanda (debido a las condiciones climáticas, a la competencia por parte de otras fuentes de energía u otros motivos), tuvieran que pagar por grandes volúmenes de gas natural que no son entregados a los usuarios. Ver la sección *"Actividades -- Provisión de gas natural"*.

Importancia de las ventas a centrales eléctricas. Pampeana vende gas natural a cinco centrales eléctricas alimentadas a gas y fuel oil en su área de servicio, de las cuales tres son operadas por ESEBA Generación S.A. ("ESEBA") y, las dos restantes, por Empresa de Energía y Vapor S.A. (EDEVA S.A.) e International Power Corporation. Sur vende gas natural a 13 centrales eléctricas alimentadas a gas y fuel oil en su área de servicio. Durante 2001, las ventas a centrales eléctricas constituyeron aproximadamente el 42 % del volumen de ventas de gas natural para grandes usuarios de Pampeana y el 63 % del volumen de ventas de gas natural de Sur (aproximadamente el 50 % para ambas Sociedades en conjunto) y, aproximadamente, el 13 % y el 10 % de las ventas brutas de Pampeana y de Sur, respectivamente (aproximadamente el 12 % para ambas Sociedades en conjunto). Ver la sección *"Actividades -- Clientes y mercados"*. Las centrales eléctricas constituyen una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. De este modo, las Sociedades dependen en gran parte de las ventas a las centrales eléctricas para mantener un elevado coeficiente de aprovechamiento durante los períodos de menor demanda en el sector residencial.

Según el marco regulatorio que rige la industria de la electricidad en la Argentina, los generadores de energía conectados al circuito eléctrico nacional son despachados en orden ascendente a su costo marginal. En general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico. Un aumento en la disponibilidad de energía hidroeléctrica reduciría el consumo de la energía termoeléctrica y, por consiguiente, disminuirían las ventas

de gas natural a las centrales eléctricas. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*". El impacto de dicha capacidad adicional en la Argentina dependerá de un número de factores, entre los cuales se encuentran la cantidad de energía hidroeléctrica exportada a Brasil, la tasa de crecimiento de la demanda de electricidad y la construcción de capacidad de transmisión adicional en la Argentina. Las Sociedades consideran que poseen una exposición relativamente limitada a los aumentos en la capacidad hidroeléctrica del circuito eléctrico nacional, por cuanto sólo ocho de las 17 centrales eléctricas abastecidas por las Sociedades (cuatro por Pampeana y cuatro por Sur) están conectadas al circuito eléctrico nacional. Sin embargo, una significativa reducción en las operaciones de las centrales eléctricas abastecidas por las Sociedades debido a la competencia de la energía hidroeléctrica o a cualquier otra razón podría tener un efecto sustancialmente negativo en los ingresos de las Sociedades. Además, no puede asegurarse que uno o más de los circuitos de distribución eléctrica locales atendidos por los actuales clientes de las Sociedades en el sector de centrales eléctricas no estarán en el futuro conectados al circuito eléctrico nacional y, de esta manera, reducirán su consumo de gas natural en favor de la energía hidroeléctrica, nuclear u otras fuentes de energía con un costo marginal menor que el gas natural, incluyendo centrales eléctricas de mayor eficiencia que no son clientes de las Sociedades. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*" y la sección "*Actividades -- Competencia*".

Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía. La licencia otorgada a cada una de las Sociedades (cada una la "Licencia" y, en su conjunto, las "Licencias") le concede el derecho exclusivo de prestar servicios de distribución de gas natural dentro de sus áreas asignadas. Dicho derecho no implica el derecho exclusivo a la venta de gas natural en el área. De acuerdo con las reglamentaciones existentes, los grandes usuarios de gas natural pueden evitar la red de distribución de gas natural de las Sociedades construyendo sus propios gasoductos y contratando directamente con empresas transportistas y productoras de gas natural. Durante 1999, el ENARGAS redujo el nivel mínimo de consumo diario de gas que se exige para calificar como usuarios comerciales (de [10.000] m^3 por día a 5.000 m^3 por día), a fin de que los mismos puedan optar por adquirir gas natural directamente de los proveedores de las Sociedades y contratar los servicios de transporte a las empresas de transporte, lo que afectaría en forma adversa las ventas de las Sociedades y, de adquirir importancia, podría afectar en forma significativa la situación patrimonial y el resultado de las operaciones de las Sociedades. Asimismo, el ENARGAS se encuentra actualmente analizando reducciones en el nivel mínimo de consumo diario. Por lo tanto, no puede asegurarse que el nivel mínimo actual de consumo diario de 5.000 m^3 no será reducido nuevamente por el ENARGAS o que se produciría un aumento en la cantidad de usuarios comerciales de las Sociedades que no podrán optar por adquirir gas natural directamente de los proveedores y de las empresas de transporte. Además, las Sociedades enfrentan una competencia creciente por parte de los *brokers* de gas natural que adquieren el gas de los proveedores y que contratan los servicios de transporte para suministrar gas natural a los clientes en forma directa. Los clientes actuales de las Sociedades pueden optar por contratar los servicios de gas natural a través de *brokers* en el futuro, lo cual podría afectar en forma adversa las ventas de la Sociedades y, de adquirir importancia, podría afectar en forma adversa la situación patrimonial y el resultado de las operaciones de las Sociedades. Aunque las Sociedades consideran que, de acuerdo con la actual situación del mercado, los costos y riesgos asociados con los dispositivos de desvío y los contratos de distribución de gas natural que celebran con grandes usuarios desalentarán la celebración de tales acuerdos por parte de sus clientes, no puede asegurarse que algunos de ellos no lo harán en el futuro. Ver la sección "*Actividades -- Competencia -- Conexiones alternativas (bypass)*".

El gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales, centrales eléctricas y grandes plantas industriales en la Argentina. Sin embargo, las fuentes de energía alternativas, principalmente fuel oil para las centrales eléctricas y GLP para los clientes residenciales y pequeños usuarios comerciales, son utilizados de manera usual cuando no se dispone de gas natural o si se interrumpe el suministro. Las Sociedades consideran que el gas natural es una alternativa atractiva con respecto a esas fuentes, debido a su ventaja de costo y la conveniencia y los beneficios existentes para el medio ambiente en relación con los principales combustibles alternativos. Los ingresos, la situación patrimonial y los resultados de las operaciones de las Sociedades podrían verse significativa y adversamente afectados por un cambio significativo en el uso de fuentes de energía alternativa o en el costo relativo del gas frente a las fuentes alternativas tales como el fuel oil, el GLP o la energía hidroeléctrica. Ver la sección "*Actividades -- Competencia -- Otras fuentes de energía*".

Vulnerabilidad a las condiciones climáticas. Los resultados y los ingresos de las Sociedades derivados de la distribución de gas natural presentan vulnerabilidades ante las condiciones climáticas. Los resultados derivados de la distribución de gas natural son notablemente mayores durante los meses con más bajas temperaturas (mayo a septiembre) cuando la demanda de los clientes residenciales es mayor. Cuando se producen altas temperaturas durante dichos meses se puede afectar negativamente la demanda de gas natural en las áreas de servicio de las

Sociedades, especialmente entre los clientes residenciales, que constituyen la mayor fuente de ingresos y, a su vez, la fuente de ingresos de mayor margen. Debido a que el marco regulatorio no le permite a las Sociedades recuperar el costo de su capacidad de transporte en firme no utilizada y de los acuerdos de suministro con obligaciones *"take or pay"*, el efecto negativo de la reducción de la demanda debido a las condiciones climáticas por parte de los clientes residenciales se agravaría aún más si las Sociedades no pueden utilizar la capacidad para otra clase de clientes o de otra forma. Ver las secciones *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Competencia"*.

Los resultados y los ingresos de las Sociedades pueden verse adversamente afectados en forma significativa por cualquier circunstancia que reduzca la demanda de generación de energía eléctrica de las centrales alimentadas a gas, tales como fuertes lluvias o nevadas que permiten incrementar la generación de energía hidroeléctrica o el cierre de centrales eléctricas que utilizan ambas alternativas de combustible. Por ejemplo, en determinados períodos estacionales se han registrado fuertes lluvias durante el invierno que aumentaron el suministro de energía hidroeléctrica, lo cual derivó en una reducción de las ventas de las Sociedades a las centrales eléctricas durante dichos períodos en los que generalmente las ventas a las centrales eléctricas representan una parte significativa de los ingresos de las Sociedades. Ver en esta sección *"-- Importancia de las ventas a centrales eléctricas"* y las secciones *"Análisis de la situación patrimonial y resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"*.

Dependencia parcial de los subsidios gubernamentales. En el marco de los términos de los Documentos de la Privatización (según se define en la sección *"Marco Regulatorio -- Generalidades -- Marco Legal"*), el Gobierno provee subsidios a ciertos usuarios residenciales de gas natural ubicados dentro de las regiones abastecidas por las Sociedades. Tales subsidios se otorgan a las familias residentes en la zonas más frías del país, dentro de las cuales se incluye toda el área de servicio abastecida por Sur y, desde 1996, a la provincia de La Pampa, abastecida por Pampeana. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado en el Boletín Oficial el 15 de abril de 1997) mediante el cual se eliminó el subsidio que anteriormente se otorgaba a los jubilados con ingresos más bajos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*. Pampeana devengó aproximadamente $ 4,4 millones en subsidios durante 1998, $ 5,3 millones en 1999 y $ 6,0 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 1,7 millones y 1,3 millones, respectivamente. Sur devengó aproximadamente $ 66,4 millones en dichos subsidios durante 1998, $ 71,3 millones en 1999 y $ 80,7 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 29,7 millones y 26,7 millones, respectivamente. No puede asegurarse que cualquiera de dichos subsidios no sea reducido o eliminado por el Gobierno. Las Sociedades prevén que una reducción o eliminación de dichos subsidios podría reducir la utilización del gas natural residencial y tendría un impacto negativo significativo sobre sus resultados. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*.

Terminación de las Licencias; posibilidad de cancelación de las Licencias. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años, podrán ser prorrogadas por un plazo adicional de 10 años en el caso de que las Sociedades hayan cumplido con sus obligaciones de conformidad con las respectivas Licencias. El Gobierno puede cancelar las Licencias que rigen los derechos de cualquiera de las Sociedades para operar la distribución de gas, basado en la recomendación de ENARGAS por varias razones, incluyéndose, entre otras: (i) el incumplimiento reiterado de obligaciones a cargo de cualquiera de las Sociedades en virtud de sus Licencias (incluyendo la realización de inversiones obligatorias de capital) o de las resoluciones o regulaciones del ENARGAS, (ii) la comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas a las Sociedades por el ENARGAS en el período de cinco años anterior haya superado el 5 % de la facturación neta del último año, (iii) la interrupción del 35 % o más de la prestación del servicio, por más de 15 días consecutivos o por más de 30 días no consecutivos dentro de un mismo año calendario por causas atribuibles a dicha Sociedad, (iv) la interrupción parcial del servicio, que disminuya la capacidad total del servicio de la red de distribución en más de un 10 % durante treinta días consecutivos o durante 60 días no consecutivos en un mismo año calendario por causas atribuibles a dicha Sociedad, o (v) la violación a las restricciones establecidas en los Pliegos de Licitación (según se define en la sección *"Marco regulatorio -- Generalidades -- Marco legal"*) impuestas a la transferencia de acciones, o la asunción de garantías por deudas o la extensión de créditos a cualquiera de los respectivos accionistas controlantes de las Sociedades, Sodigas Pampeana o Sodigas Sur, entre otros. Sin embargo, las Sociedades deberán ser notificadas debidamente y se lés concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelar la respectiva Licencia. Ver la sección *"Marco regulatorio -- Terminación,*

caducidad y venta de las Licencias". La cancelación de cualquiera de las Licencias podría afectar sustancialmente en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades y su capacidad de cumplir sus obligaciones respecto de las Obligaciones Negociables. Ver la sección *"Marco regulatorio -- Terminación, caducidad y venta de las Licencias".*

Riesgos relacionados con las operaciones de gas natural. Las actividades de las Sociedades están expuestas a ciertos riesgos inherentes al servicio y operación de la distribución de gas natural incluyendo, entre otros, presiones no previstas, explosiones e incendios imprevisibles, que podrían provocar la muerte, heridas personales, daños al medio ambiente y otros perjuicios a los bienes de las Sociedades o de terceros. Asimismo, estas actividades incluyen otros riesgos legales, operativos, ambientales, regulatorios, comerciales y financieros. Los daños provocados por los riesgos mencionados pueden generar acciones contra las Sociedades. Las Sociedades contratan seguros contra terceros de conformidad con la práctica internacional, sin embargo no están aseguradas en su totalidad contra estos riesgos y no todos los citados riesgos pueden asegurarse. La responsabilidad de cada una de las Sociedades podría exceder la cobertura brindada por el seguro, si lo hubiere, y podría tener un efecto adverso significativo sobre la situación patrimonial y resultado de las operaciones de las Sociedades.

Procedimientos administrativos, judiciales e impositivos. Las Sociedades son parte de diferentes procedimientos administrativos, judiciales e impositivos con el Gobierno y algunos gobiernos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos mencionados no tienen fundamento y, por lo tanto, consideran que no resulta probable que exista una resolución adversa respecto de los mismos. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una medida precautoria o pago ordenado por el tribunal, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades. Ver la sección *"Actividades -- Procedimientos administrativos, judiciales e impositivos".*

Accionistas controlantes. Sodigas Pampeana es titular del 86,09 % del capital accionario de Pampeana y Sodigas Sur posee el 90 % del capital accionario de Sur. Debido a los procedimientos establecidos por el Gobierno, en virtud de los cuales Sodigas Pampeana y Sodigas Sur realizaron sus inversiones en las Sociedades, existen restricciones en su capacidad para disminuir sus respectivas tenencias por debajo de un 51 % de las acciones Clase A de las Sociedades. Sodigas Pampeana y Sodigas Sur tienen poder suficiente para elegir a la mayoría de los directores de las Sociedades y determinar el resultado de cualquier acción que requiera la aprobación de los accionistas, incluyendo el momento y el pago de futuros dividendos. Como controlantes de Sodigas Pampeana y Sodigas Sur, Camuzzi Argentina y Sempra determinarán la política de dividendos de las Sociedades. Sodigas Pampeana y Sodigas Sur han comunicado a cada una de las Sociedades, que es su intención actual pagar el máximo de dividendos anticipados y anuales permitidos por la legislación argentina, sujeto al plan de inversiones de las mismas, sus obligaciones de repago de deuda y requerimientos de efectivo. Si bien en virtud del Contrato de Fideicomiso ninguna de las Sociedades puede, en ningún momento, mantener un índice de patrimonio neto sobre deudas consolidadas menor a 1 a 1, no existen restricciones específicas al pago de dividendos. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras".*

Otros factores de riesgo

Inexistencia previa de un mercado público para las Obligaciones Negociables. Las Obligaciones Negociables que se emitirán en virtud del Contrato de Fideicomiso constituyen una nueva emisión de títulos valores sin un mercado público para su negociación. Las Sociedades podrán solicitar la cotización de las Obligaciones Negociables en la BCBA u otras bolsas de comercio. El mercado de títulos valores argentino no es ni tan grande ni tan activo como el de los Estados Unidos u otros países con economías de mercado desarrolladas. Por lo tanto, el mercado argentino tiene menor liquidez y mayor volatilidad que otros mercados. La falta de cotización de las Obligaciones Negociables de una Clase en mercados adicionales u otros mercados podría limitar la capacidad de un Obligacionista de vender las Obligaciones Negociables al precio que desee y en el momento y en las cantidades deseadas. En virtud de los términos del Contrato de Fideicomiso, las Sociedades podrán celebrar un contrato con los Colocadores de una Clase de Obligaciones Negociables para que, actuando en nombre de todo futuro tenedor de dichas Obligaciones Negociables se comprometa a solicitar la autorización de oferta pública de dichas Obligaciones Negociables ante la *United States Securities and Exchange Commission* para permitir la compra y la venta irrestricta de dichas Obligaciones Negociables en los Estados Unidos y a Personas de los Estados Unidos. Sin embargo, no

puede asegurarse la liquidez que tendrán las Obligaciones Negociables o que se desarrollará un mercado público activo para las mismas o que, de desarrollarse, el mismo continuará.

Modificaciones de la legislación tributaria. En el pasado, las leyes tributarias de la Argentina han sido objeto de sucesivas reformas, que incluyeron la eliminación, reformulación o modificación de ciertos impuestos y exenciones impositivas. Las leyes tributarias actualmente vigentes podrían ser reformadas, los impuestos restablecidos, las exenciones eliminadas o modificada su interpretación. Las Sociedades han acordado realizar los pagos derivados de sus obligaciones emergentes de las Obligaciones Negociables sin realizar deducciones ni retenciones a cuenta de impuestos argentinos, excepto en los supuestos indicados en las Obligaciones Negociables. En el caso de que dichas deducciones o retenciones deban efectuarse, las Sociedades pagarán las Sumas Adicionales que sean necesarias para que los Obligacionistas reciban los montos que hubieran recibido si dicha deducción o retención no hubiera sido realizada, con excepción de los supuestos indicados en las Obligaciones Negociables. Con respecto al impuesto a los bienes personales, a menos que se establezca lo contrario en el Informe de Términos y Condiciones, las Sociedades no pagarán las Sumas Adicionales ni compensarán a los Obligacionistas sujetos a dicho impuesto. Ver la sección *"Impuestos"* para una descripción de los principales impuestos que gravan las Obligaciones Negociables.

Ley de Nominatividad de los Títulos Valores Privados. El 8 de noviembre de 1995, el Congreso Nacional aprobó la Ley N° 24.587 (la "Ley de Nominatividad de Títulos Valores"), en vigencia a partir del 22 de noviembre de 1995, la cual establece que los títulos valores privados representativos de deuda emitidos en el país deberán ser emitidos en forma nominativa no endosable. Desde la sanción de la Ley de Nominatividad de los Títulos Valores, el Poder Ejecutivo Nacional emitió reglamentaciones en virtud del Decreto N° 259/96 (de fecha 20 de marzo de 1996) y del Decreto N° 547/96 (de fecha 22 de mayo de 1996). Las mencionadas normas prevén asimismo la aplicación de diversas sanciones en caso de incumplimiento de las obligaciones por ellas impuestas, tales como la eliminación de determinadas exenciones impositivas (entre las cuales se encuentra la exención impositiva al impuesto a las ganancias sobre los pagos de interés), la prohibición de la transferencia o prenda de los títulos y la suspensión de los derechos que de otra manera le hubieran correspondido al tenedor del título. De acuerdo con las reglamentaciones, los títulos valores autorizados para su oferta pública en la Argentina, emitidos en forma global y en poder de un depositario local o extranjero aprobado por la CNV (DTC, Euroclear y Clearstream han sido aprobados por la CNV) cumplen con lo establecido en la mencionada ley.

El Programa contempla la emisión de Obligaciones Negociables y su colocación en forma global mediante oferta pública en el país. De acuerdo con el mismo, dichas Obligaciones Negociables se depositarán en DTC Euroclear, Clearstream y Caja de Valores S.A., depositarios que han sido aceptados por la CNV mediante Resolución N° 283/96 del 14 de mayo de 1996. Por lo tanto, las Sociedades consideran que las Obligaciones Negociables emitidas en forma global en el marco del Programa en forma global cumplirán con los requisitos de la Ley de Nominatividad de Títulos Valores. A pesar de ello, las Sociedades no pueden asegurar que no se dicten nuevas regulaciones, ni que dicha ley o sus decretos reglamentarios no sean reformados o que se cambie el criterio en su interpretación. En tal caso, tampoco puede asegurarse que, de dictarse nuevas regulaciones, decretos o reformas o si se cambiase el criterio de interpretación, las Obligaciones Negociables no resultarán afectadas o no quedarán al margen de dicha Ley, ni tampoco puede asegurarse que no sea necesario convertirlas para adaptarlas a lo establecido por la misma. Por otra parte, las Obligaciones Negociables emitidas en forma global en el marco del Programa requieren que, en ciertos casos específicos, las Sociedades suministren Obligaciones Negociables Cartulares a los titulares de participaciones en las mismas. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación"*.. En dicho caso, las Obligaciones Negociables cartulares estarán sujetas y se emitirán, en forma y contenido, de conformidad con lo previsto en la Ley de Nominatividad de Títulos Valores vigente en dicha fecha.

USO DE LOS FONDOS

Las Sociedades utilizarán los fondos netos derivados de la colocación de las Obligaciones Negociables para refinanciar pasivos, realizar inversiones en activos físicos ubicados en la Argentina y para integrar capital de trabajo, según se especifique en el Informe de Términos y Condiciones correspondiente. Hasta tanto no se le den esos destinos, los fondos serán invertidos principalmente en depósitos bancarios a corto plazo, en títulos públicos de la Argentina, en títulos del tesoro americano u otras formas de inversión.

Las Sociedades han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables conforme al cual (i) acuerdan distribuir entre ellas los fondos netos de cada Clase de Obligaciones Negociables emitida bajo el Programa, sujeto a ciertas presunciones básicas, el 61,11 % Gas Pampeana y el 38,89 % a Gas del Sur, y (ii) debido a que las obligaciones en virtud de las Obligaciones Negociables son solidarias, en los términos del artículo 699 y concordantes del Código Civil, han establecido un mecanismo de indemnización, que exige que si una de las Sociedades paga todo o una parte de las obligaciones de las Sociedades bajo las Obligaciones Negociables, dicha Sociedad tendrá el derecho de ser indemnizada por la otra, en la medida de su participación porcentual en los fondos netos derivados de la colocación de las Obligaciones Negociables emitidas bajo el Programa. Por otra parte, de conformidad con los términos del mencionado acuerdo, en ningún caso las Sociedades podrán excepcionarse ante los Obligacionistas del pago total del capital e interés debido, ya que no podrán invocar ante los mismos las relaciones establecidas en dicho acuerdo.

CALIFICACION DE RIESGO

Conforme a la legislación argentina, la mayoría de los títulos de deuda emitidos después del 1° de noviembre de 1992 y ofrecidos al público por una sociedad en la Argentina, pueden contar con la calificación de calificadoras de riesgo independientes de acuerdo con lo dispuesto por el Decreto N° 656/92 y sus modificatorias, y, en su caso, dichas calificaciones deberán ser actualizadas trimestralmente. Con anterioridad a la introducción de dicho requisito, no existían calificadoras de riesgo ni calificaciones de los títulos valores de compañías argentinas. Los parámetros utilizados por las calificadoras de riesgo en las calificaciones están sujetos a la aprobación previa de la CNV. El Decreto N° 656/92 establece que las emisiones de títulos privados representativos de deuda podrán ser calificados en cinco categorías, de "A" hasta "E", dentro de las cuales pueden existir subcategorías. Las categorías "A", a "D" se aplican a las emisiones de títulos representativos de deuda en las que el emisor cumple con los requisitos de información exigidos por las normas y regulaciones argentinas; la categoría "E", por su parte, se aplica a aquellas emisiones de títulos representativos de deuda cuyos emisores no cumplen con los requisitos de información antes mencionados. Los parámetros precisos de cada categoría se establecen de acuerdo con lineamientos presentados por cada agencia calificadora y aprobados por la CNV. Si bien el Decreto ^ 749/00 reformó el Decreto 656/92 en ciertos aspectos sustanciales (tales como la obligación de calificación de los valores negociables representativos de deuda), las normas de la CNV establecen que, mientras se encuentren valores negociables en circulación calificados, se debe mantener tal calificación a menos de que los tenedores de valores negociables se expresen unánimemente en sentido contrario.

Las Sociedades han seleccionado a *Standard & Poor's International Ratings LLC (Sucursal Argentina)* ("S&P"), con domicilio en Avenida Leandro N. Alem 855, Piso 3, C1001AAD Buenos Aires y a *FITCH Argentina Calificadora de Riesgo S.A.* ("FITCH"), con domicilio en Sarmiento 663, Piso 7, C1041AAM Buenos Aires, para calificar la emisión de las Obligaciones Negociables. Ambas se encuentran inscriptas en el Registro de Sociedades Calificadoras de Riesgo. De conformidad con los requisitos de la CNV, tanto la calificación como lo que ésta significa, provisto por las agencia calificadora correspondiente, se estipula a continuación. Las Obligaciones Negociables han sido calificadas en la categoría "raAA+" por S&P y en la categoría "AA+" por FITCH. S&P considera que la calificación "raAA+" difiere levemente de la calificación más alta de la escala y significa que la capacidad de las Sociedades de hacer frente a sus compromisos financieros con relación con otros emisores argentinos es muy fuerte. Asimismo, el símbolo "+" se utiliza para destacar la fortaleza relativa de las obligaciones frente a otras categorías. FITCH considera que la calificación "AA+" se otorga a las obligaciones de emisores cuya capacidad de pago en tiempo del capital e interés es muy sólida. Para FITCH, el riesgo asociado a estas obligaciones difiere levemente de la deuda mejor calificada dentro del país.

Dichas calificaciones podrán ser modificadas, suspendidas o retiradas, en cualquier momento y no constituyen una recomendación para comprar, poseer o vender las Obligaciones Negociables. Los métodos utilizados por las dos calificadoras de riesgo mencionadas anteriormente o cualquier otra calificadora de riesgo argentina, pueden variar de aquellos utilizados por las calificadoras de riesgo en los Estados Unidos u otros países. Para mayor información sobre algunos factores que deberían considerarse antes de realizar una inversión en las Obligaciones Negociables, ver la sección "*Factores de riesgo*".

CAPITALIZACION

	30 de junio de 2001	30 de junio de 2000
	En miles de $	
Deuda financiera a corto plazo[1]	229,5	15,6
Deuda financiera a largo plazo[1]	-	130,0
Patrimonio Neto[2]		
Capital y ajuste del capital	563,3	563,3
Ganancias reservadas		
Reserva legal[3]	26,4	20,6
Reserva facultativa	60,5	56,4
Resultado no asignados	20,7	57,2
Total patrimonio neto	670,8	697,4
Total deuda financiera y capitalización	900,4	843,0

Notas:

(1) Deuda corto plazo es deuda con vencimiento original dentro del año a partir del 30 de junio de 2000. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 30 de julio de 2001.

(2) Al 30 de junio de 2001 las Sociedades poseían en forma conjunta un capital suscripto e integrado de $ 507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C. Todas aquellas conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5,0 % de sus ganancias líquidas y realizadas a una reserva legal de hasta que el monto de dicha reserva sea igual al 20,0 % del capital suscripto expresado en moneda constante. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones --Dividendos"*.

TIPOS DE CAMBIO

Desde diciembre de 1989, no existen controles cambiarios en la Argentina. El sistema cambiario vigente está regido por la Ley de Convertibilidad, que fue aprobada por el Congreso Nacional el 27 de marzo de 1991 y entró en vigencia el 1° de abril de 1991, y la reforma monetaria que fue establecida el 1 de enero de 1992, por la cual el Peso reemplazó al Austral a un tipo de cambio de un Peso por 10.000 Australes. Con anterioridad a la Ley de Convertibilidad, la moneda fue objeto de varias devaluaciones de importancia y el Gobierno aplicó diversas medidas cambiarias, oscilando desde el control estricto hasta tipos de cambio regulados por el mercado. De acuerdo con la Ley de Convertibilidad, el Banco Central está obligado a vender Dólares a cualquier persona a una paridad de un Peso por Dólar. A partir del 12 de enero de 1995, el Banco Central adoptó la política de comprar Dólares a un tipo de cambio de $ 1,0 por U$S 1,0 y, actualmente, participa en el mercado de cambios, comprando o vendiendo Dólares para asegurar la libre convertibilidad de la moneda al tipo de cambio mencionado. De conformidad con la Ley de Convertibilidad, el Banco Central (i) está obligado a vender Dólares a un tipo de cambio de Peso 1,0 por Dólar y (ii) debe mantener una reserva de divisas, oro e inversiones a corto plazo, participaciones de Asociación Latinoamericana de Integración, y ciertos bonos del Gobierno denominados en moneda extranjera todo ello a valor de mercado, por lo menos en cantidad equivalente a la base monetaria. En el marco de este régimen, no se registra un aumento de la base monetaria interna sin un aumento equivalente en los activos internacionales brutos. Cualquier modificación en las disposiciones mencionadas anteriormente requiere la aprobación legislativa.

No puede asegurarse que el Banco Central continúe con esta política de compra de Dólares al tipo de cambio mencionado, o cualquier otro, o que la Ley de Convertibilidad no será modificada o derogada o que el Gobierno continuará permitiendo la libre convertibilidad de la moneda o que no habrá amplias fluctuaciones en la brecha cambiaria. Ver las secciones "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

Asimismo, el 25 de junio de 2001 la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. Ver la sección "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

El siguiente cuadro muestra información sobre los tipos de cambio para la compra de Dólares en el mercado de cambios principal para cada uno de los años que se indican. El 30 de junio de 2001, el tipo de cambio era de $ 1,0 por U$S 1,0 aproximadamente.

Tipos de cambio nominales

	2001[1]	2000	1999	1998	1997
Al cierre	1,0000	1,0000	1,0000	1,0000	1,0000
Promedio	1,0000	1,0000	1,0000	1,0000	1,0000
Alto[2]	1,0000	1,0000	1,0000	1,0000	1,0000
Bajo[3]	1,0000	1,0000	1,0000	1,0000	1,0000

Notas:
(1) Período económico de seis meses finalizado el 30 de junio de 2001.
(2) Tipo de cambio más alto del año o período menor correspondiente al final del mes.
(3) Tipo de cambio más bajo del año o período menor correspondiente al final de mes.
Fuente: Banco de la Nación Argentina.

INFORMACION CONTABLE SELECCIONADA Y OPERATIVA

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

Las Sociedades fueron inscriptas en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado, el anterior operador de todos los sistemas de compra, tratamiento, transporte y distribución de gas natural en la Argentina llevaba a cabo las actividades que actualmente desarrollan las Sociedades. La información contable de Gas del Estado correspondiente a períodos anteriores a la fecha de transferencia de los activos no es comparable con la información contable de las Sociedades debido a la nueva estructura de la industria del gas natural en la Argentina que surgió como consecuencia de la privatización. En este sentido, las Sociedades no cuentan con experiencia comercial operativa con anterioridad a dicha fecha y los resultados para los períodos posteriores no son comparables. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 sobre los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 35)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	
Depreciación y amortización	10,9	10,3	9,3	5,6	9,6
Interés	5,4	5,1	5,7	3,4	5,3
EBITDA[5]	56,2	51,4	44,1	14,7	2,2
					26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 35)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Transferencias de redes de distribución*".
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones -- Clientes y tarifas*".
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

ANALISIS DE LA SITUACION PATRIMONIAL Y DEL RESULTADO DE LAS OPERACIONES

Se recomienda leer el siguiente análisis conjuntamente con los estados contables consolidados y no consolidados de Pampeana y Sur y las notas y anexos que los acompañan, incluidos en otras secciones de este Prospecto; los cuales lo condicionan en su totalidad. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. De conformidad con las Normas Contables Profesionales, desde el 1° de septiembre de 1995 las Sociedades ya no ajustan sus estados contables por inflación. Los valores consignados para ambas Sociedades representan la suma de aquellos informados por Pampeana y Sur, sin eliminación de las transacciones efectuadas entre las Sociedades. Ver las secciones "Forma de presentación de la información contable" e "Información clave -- Información contable seleccionada". Ciertas cifras incluidas en el presente análisis han sido redondeadas respecto de los rubros que figuran en los estados contables. Los porcentajes y cifras combinadas han sido calculadas en base a las cifras redondeadas. En consecuencia, los totales y subtotales que aparecen en el presente podrían no sumar como consecuencia del redondeo. Con relación a las estimaciones que se realizan en la presente sección, ver "Estimaciones".

Clientes y tarifas

Generalidades. Por su carácter de empresas de servicio público, las Sociedades están sujetas a una extensa regulación en materia de tarifas y otros aspectos de sus actividades. Los resultados operativos se ven, por lo tanto, afectados por normas que rigen los precios del servicio que brindan a sus clientes. Las Sociedades distribuyen el gas en virtud de la Ley del Gas, de los Contratos de Transferencia y de sus Licencias, que les exigen suministrar gas bajo condiciones técnicas y de seguridad específicas. De acuerdo con la Ley del Gas, las tarifas se establecen por períodos quinquenales y, previa aprobación del ENARGAS, se pueden ajustar semestralmente para reflejar las variaciones en los costos y el PPI. En 1997, el ENARGAS estableció un factor "x" del 4,5 % y del 4,6 % para Pampeana y Sur, respectivamente, para el período de cinco años que finaliza en 2002. Asimismo, en octubre de 1997, el ENARGAS determinó el factor "k", estableciendo una tasa del 13,1 % para Pampeana y Sur, coeficiente que se aplicó a las inversiones que finalizaron durante 1998. Ver la sección "*Actividades -- Tarifas -- Revisión de tarifas quinquenal*".

La Ley del Gas y las Licencias establecen el mecanismo para determinar la tarifa para cada clase de servicio. La Ley del Gas dispone que la tarifa de gas natural que podrá ser cobrada por las Sociedades a los clientes, se compone de tres elementos: (i) el precio del gas adquirido, (ii) una tarifa por el transporte del gas desde el lugar de producción al sistema de distribución, y (iii) una tarifa de distribución que establece el ENARGAS. Las Licencias permiten a las Sociedades trasladar los aumentos en el costo del gas y del transporte, con la previa aprobación del ENARGAS; por lo tanto, las tarifas podrán ser reajustadas semestralmente a fin de reflejar dichos aumentos. Asimismo, las Sociedades pueden realizar descuentos sobre las tarifas máximas aprobadas, aún cuando reduzcan su tasa de retorno. Ver la sección "*Actividades -- Tarifas*".

Las Sociedades distribuyen el gas natural mediante suministro no interrumpible ("en firme") a tres clases de clientes residenciales, comerciales y grandes usuarios; y mediante servicio interrumpible sólo a los grandes usuarios. Ver la sección "*Actividades -- Clientes y mercados*".

Clientes residenciales. Estos clientes reciben "servicio residencial" y abonan la tarifa correspondiente a esta clase de servicio, que consiste en un cargo fijo por factura emitida y un precio por unidad de consumo. La tarifa varía según las diferentes subáreas comprendidas dentro del área de concesión de las Sociedades. El cuadro tarifario ha sido estructurado de forma tal que los clientes residenciales y los pequeños usuarios de servicios generales (incluidos en la categoría de usuarios comerciales) abonen tarifas más altas a fin de cubrir el menor factor de utilización y los costos operativos mayores asociados con la prestación del servicio en firme a estos grupos. En consecuencia, los clientes residenciales representan una fuente de ingresos con un elevado margen de ganancia para las Sociedades. Ver la sección "*Actividades -- Tarifas*".

Usuarios comerciales. Esta clase comprende a los grandes usuarios (categoría "G") y a los pequeños usuarios (categoría "P") de servicios generales y a otros clientes no residenciales que contratan servicio en firme por menos de 10.000 m^3 de gas por día, o utilizan, ya sea en firme o no, menos de 3,0 MMm^3 de gas por año. La cartera de usuarios comerciales de las Sociedades incluye un solo gran usuario comercial en el área de servicio de Pampeana. La tarifa para los usuarios de servicios generales consiste en un costo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso del cliente. Los

usuarios de servicios generales de gran volumen abonan un precio menor por unidad de consumo que los usuarios de volúmenes pequeños, pero deben pagar un cargo por capacidad reservada ("demanda"). Otros clientes son los subdistribuidores, estaciones de servicio de GNC y demás minoristas. Dichos usuarios abonan un cargo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso. Ver la sección *"Actividades -- Tarifas"*.

Grandes usuarios. Son aquellas empresas industriales que contratan en firme al menos 10.000 m³ de gas por día o consumen, mediante contratos en firme o de otra manera, más de 3,0 MMm³ de gas por año. Esta categoría abarca centrales eléctricas, cementeras y plantas petroquímicas que dependen del gas para mantener la continuidad de sus procesos u operaciones especializadas o lo utilizan como materia prima. Generalmente, reciben el servicio en forma interrumpible, aunque a partir de 1995 las Sociedades han comenzado a ofrecer el servicio en firme también a estos usuarios. La tarifa para los grandes usuarios por servicio en firme incluye un cargo por demanda y un precio por unidad de consumo, al igual que un costo fijo por factura. Comparado con el cargo por demanda y el precio por unidad de consumo, el costo fijo constituye una porción menor de los ingresos por grandes usuarios. El servicio interrumpible se brinda sólo a los grandes usuarios, con tarifas determinadas por contratos celebrados con las Sociedades. Generalmente, optan por el servicio interrumpible los grandes usuarios que tienen la posibilidad de recurrir a combustibles alternativos o que aceptan la interrupción del servicio en los días de mayor demanda durante el invierno. En virtud de lo dispuesto en la Ley del Gas, los grandes usuarios tienen derecho a adquirir el gas directamente de los productores en boca de pozo. Entonces, además del servicio completo, que incluye suministro, transporte y distribución al usuario final, las Sociedades también prestan, en limitados casos, servicio de transporte y/o distribución, que no incluye el cargo por la compra de gas. Este servicio se brinda a usuarios que, a la vez, son propietarios o que tienen una participación directa o indirecta en los yacimientos. La tarifa por el servicio de transporte y distribución y por el servicio de transporte solamente, consiste en un cargo por unidad de transporte, de distribución (si corresponde) y un cargo fijo por factura. Como las Sociedades meramente trasladan el precio del gas, el servicio de transporte, aunque reduce las ventas de gas, no afecta los ingresos de las Sociedades. En el caso de ciertos clientes que han construido sus propias redes de subdistribución, las Sociedades pueden limitar sus servicios al transporte de gas a través de la venta de capacidad de transporte a costos marginales. El servicio de transporte es interrumpible. Ver la sección *"Actividades -- Clientes y mercados"*.

Planta Cerri. En virtud de un contrato firmado con TGS, Pampeana procesa una parte del gas natural de la Planta Cerri, a cambio de un arancel. Durante el ejercicio finalizado el 31 de diciembre de 2000, Pampeana procesó aproximadamente 5,0 MMm³ diarios de su gas natural en esta planta. La Planta Cerri comprende una planta de extracción de etano y una de absorción de aceite liviano, que juntas recuperan etano, propano, butano y gasolina. Pampeana, o TGS en nombre de Pampeana, vende los productos extraídos del gas natural en la Planta Cerri.

Factores que afectan los resultados de las operaciones

Las Sociedades iniciaron sus operaciones de distribución de gas el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado era el operador del mencionado servicio en las áreas que ahora corresponden a las Sociedades.

Subsidios. De conformidad con los Documentos de la Privatización, el Gobierno otorgó subsidios a dos clases de clientes residenciales dentro de las áreas de servicio de las Sociedades: (i) jubilados con bajos ingresos en todo el país y (ii) viviendas ubicadas en las zonas más frías del país, lo cual incluye toda el área de servicio de Sur y, desde 1996, la provincia de La Pampa, en el área de servicio de Pampeana. Pampeana devengó por este concepto $ 4,4 millones durante 1998, $ 5,3 millones en 1999, $ 6,0 millones en 2000 y $ 1,7 millones a junio de 2001. Sur devengó $ 66,4 millones en 1998, $ 71,3 millones en 1999, $ 80,7 millones en 2000 y $ 29,7 a junio de 2001. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado el 15 de abril de 1997), mediante el cual eliminó el subsidio a los jubilados con ingresos limitados.

Transferencias de redes de distribución. La Ley del Gas prevé que las municipalidades, las provincias e incluso terceros, construyan redes de distribución locales. Una vez construidas, deben negociar la transferencia de estas redes a la sociedad distribuidora concesionaria de la región en la cual la red está ubicada, o solicitar al ENARGAS un permiso para actuar como subdistribuidores. Desde la privatización de los activos de Gas del Estado en 1992, varias redes de distribución fueron transferidas a las Sociedades. Algunas fueron transferidas a título gratuito, mientras que en otros casos se transfirieron a título oneroso generalmente a través del pago en especie, mediante

el suministro de gas por un determinado período, según las cláusulas de los contratos de transferencia correspondientes. Con relación a la incorporación de redes transferidas a título gratuito a las Sociedades, las mismas fueron valuadas a su costo de reposición al momento de la transferencia con contrapartida en el rubro "Otros ingresos". Las redes recibidas a título oneroso fueron valuadas a su costo de adquisición.

Valuación. En julio de 1995, la CNV emitió una resolución a fin de definir el criterio de contabilización de los activos transferidos por terceros a las sociedades que efectúan transporte y distribución de gas natural (que no sean consecuencia de derechos adquiridos en el proceso de privatización de las empresas del estado). En agosto de 1995, mediante una segunda resolución, la CNV aclaró que el criterio fijado debía aplicarse a la preparación de los estados contables que cerrasen a partir del 30 de junio de 1995. De conformidad con estas resoluciones, las redes de distribución de gas natural transferidas por los usuarios a título gratuito con posterioridad al 30 de junio de 1995, o construidas parcialmente con aportes de terceros, deben ser valuadas al monto que resulte menor entre el costo de construcción de la instalación (o, si éste fuera desconocido, al costo de reposición) y el "valor de utilización económica" de dichos activos, es decir, descontando su flujo de fondos futuro estimado. Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, se registra en una cuenta regularizadora que se expone deducida de bienes de uso, y cuyo criterio de amortización es equivalente al del bien incorporado. Dicha cuenta regularizadora refleja la obligación de las Sociedades de compensar en forma total o parcial a los terceros que transfirieron redes de distribución a un valor inferior al de los activos valuados de acuerdo con dichas Normas de la CNV. Como consecuencia de las mismas, el rubro "Otros ingresos y egresos" de las Sociedades y, por lo tanto, su utilidad neta, disminuyeron notablemente para los períodos posteriores al 30 de junio de 1995. Las Sociedades constituyeron reservas facultativas compuestas por las ganancias por transferencia de redes, las cuales, al 31 de diciembre de 2000 y al 30 de junio de 2001 totalizaban $ 43,4 millones en el caso de Pampeana y $ 17,1 millones en el caso de Sur, netas de las distribuciones efectuadas y las desafectaciones realizadas.

Compensación. Además de las resoluciones de la CNV anteriormente descriptas, el ENARGAS adoptó las Resoluciones N° 268/96 y 269/96, que establecieron que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiere. Después de conversaciones mantenidas con el ENARGAS, las Sociedades acordaron compensar parcial o totalmente a los terceros mediante el suministro de gas natural en volúmenes a ser determinados por la autoridad de aplicación. En agosto y octubre de 1996, febrero de 1997 y marzo de 1998, el ENARGAS dictó resoluciones que fijaron los volúmenes que las Sociedades debían reconocer a cada cedente de la red de distribución de conformidad con el valor de negocio determinado por dicha autoridad. El 30 de diciembre de 1997, el ENARGAS dictó la Nota N° 4.688, mediante la cual modificó el criterio establecido con anterioridad respecto de la obligación por parte de las licenciatarias del servicio de distribución de otorgar bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas. Esta modificación consiste básicamente en reemplazar el requisito de presentación por parte de los cedentes de la documentación probatoria de su aporte, por la suscripción de una declaración jurada al respecto. Dicha nota ha sido recurrida por las Sociedades en febrero de 1998 por entender que afecta sus legítimos derechos. Si bien la apelación aún se encuentra pendiente de resolución, las Sociedades han analizado el impacto potencial que podría ocasionar la resolución del ENARGAS.

En tal sentido, las Sociedades estiman que el monto máximo a bonificar por las redes transferidas originalmente sin contraprestación asciende a $ 4,1 millones en el caso de Pampeana y a $ 7,1 millones en el caso de Sur al 31 de diciembre de 2000 y 30 de junio de 2001, considerando que todos los usuarios existentes y los potenciales a ser incorporados tuviesen derecho a las bonificaciones establecidas en las resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2000 mediante el incremento de la reserva facultativa. Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo, según corresponda. Respecto de las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida en que se vaya acordando con los terceros usuarios el monto de las respectivas contraprestaciones.

Asimismo, en virtud de las resoluciones aplicables del ENARGAS, cada una de las Sociedades efectúo el inventario de todos sus activos esenciales al 31 de diciembre de 1997. El inventario (certificado por un perito independiente con fecha 26 de octubre de 1998) dio como resultado una diferencia entre el inventario contable y

el físico de aproximadamente $ 12,8 millones en el caso de Pampeana y $ 5,5 millones en el caso de Sur (en ambos casos en exceso el saldo contable). Debido a que las Sociedades mantenían reservas facultativas compuestas por las ganancias derivadas de la incorporación de redes transferidas a título gratuito, dichas diferencias fueron ajustadas por las Sociedades contra sus respectivas reservas facultativas.

Honorarios del operador técnico y otros honorarios. Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992. Dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costo de venta. Asimismo, las Sociedades pagan $ 50.000 mensuales en concepto de servicios por asesoramiento financiero a sus respectivos accionistas controlantes, Sodigas Pampeana y Sodigas Sur. Dicho monto se registra en gastos de administración. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana, y $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur, y $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Depreciación. Los bienes de uso adquiridos por las Sociedades desde el comienzo de sus actividades, como, por ejemplo, redes, vehículos e instrumentos, se deprecian en plazos que oscilan entre los 2 y los 50 años, según el caso. La depreciación se imputa principalmente contra el costo de ventas.

Impuesto a la ganancia mínima presunta. De conformidad con la Ley N° 25.063, las Sociedades se encuentran sujetas al impuesto a la ganancia mínima presunta, vigente a partir del 31 de diciembre de 1998. De acuerdo con este régimen, las Sociedades deben abonar el monto que resulte mayor entre el impuesto a las ganancias y el impuesto a la ganancia mínima presunta. En caso que el impuesto a la ganancia mínima presunta al cierre de un ejercicio económico exceda al impuesto a las ganancias, las sumas abonadas por dicho concepto podrán computarse como pago a cuenta del impuesto a las ganancias que pudiera producirse en los diez ejercicios económicos siguientes. El impuesto a la ganancia mínima presunta se calcula en forma individual sobre una tasa del 1 % respecto de la renta potencial de ciertos activos al cierre del período, según lo define la ley.

El contrato con Central Piedra Buena S.A. Desde mayo de 2001, Pampeana y Central Piedra Buena S.A. ("Piedra Buena") se encuentran negociando los términos de un nuevo contrato de suministro. Ver las secciones "*Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios*" y "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas*".

Períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención al período 2001 y 2000 se referirá a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, respectivamente. Los resultados de las operaciones de las Sociedades correspondientes al período de seis meses finalizado el 30 de junio de 2001 no reflejan todos los factores estacionales que afectan los resultados de las operaciones de las Sociedades y no necesariamente indican los resultados de las operaciones esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales.

El cuadro que se presenta a continuación describe, en forma individual y combinada, los resultados de las operaciones de las Sociedades y el porcentaje que representan sobre las ventas netas para los períodos 2001 y 2000.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	174,0		162,2		111,3		105,1		285,3		267,3	
Ventas netas[1]	168,2	100,0 %	157,0	100,0 %	108,6	100,0 %	103,2	100,0 %	276,8	100,0 %	260,2	100,0 %
Ganancia bruta	34,8	20,7	34,2	21,8	29,7	27,3	29,1	28,2	64,5	23,3	63,3	24,3
Ganancia operativa	17,7	10,5	19,7	12,5	19,9	18,3	20,3	19,7	37,6	13,6	40,0	15,4
Otros ingresos y (egresos)	0,6	0,4	(0,6)	(0,4)	0,7	0,6	0,4	0,4	1,3	0,5	(0,2)	(0,1)
Resultados financieros y por tenencia	(1,0)	(0,6)	(1,2)	0,8	(2,1)	(1,9)	(1,3)	(1,3)	(3,1)	(1,1)	(2,5)	1,0
Ganancias del período	11,3	6,7	10,3	6,6	1,6	1,5	14,0	13,6	12,9	4,7	24,3	9,3
Ventas netas por m^3	0,092		0,092		0,083		0,074		0,088		0,084	
Ganancia bruta por m^3	0,019		0,020		0,023		0,021		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los períodos 2001 y 2000, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio en firme												
Residencial	86,2	49,6 %	79,5	49,0 %	71,0	63,8 %	64,5	61,4 %	157,2	55,1 %	144,0	53,9 %
Comercial[1]	34,0	19,5	28,5	17,6	20,5	18,4	18,8	17,9	54,5	19,1	47,3	17,7
Grandes usuarios[2]												
Servicio en firme e interrumpible	37,3	21,4	33,7	20,8	13,2	11,9	14,2	13,5	50,5	17,7	47,9	17,9
Sólo transporte	11,8	6,8	9,5	5,9	4,1	3,7	5,2	4,9	15,9	5,6	14,7	5,5
Planta Cerri	2,7	1,6	9,3	5,7	1,3	1,2	1,1	1,0	4,0	1,4	10,4	3,9
Ventas de otros conceptos	2,1	1,2	1,6	1,0	1,2	1,1	1,1	1,0	3,3	1,2	2,7	1,0
Total ventas brutas	174,0	100,0	162,2	100,0	111,3	100,0	105,1	100,0	285,3	100,0	267,3	100,0

Notas:
(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".
(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los períodos 2001 y 2000 y el porcentaje que los mismos representan sobre las ventas totales.

Volúmenes vendidos

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio en firme												
Residencial	436,7	23,9 %	417,3	24,5 %	630,9	48,0 %	599,3	42,9 %	1.067,6	34,0 %	1.016,6	32,8 %
Comercial[1]	285,2	15,6	250,3	14,7	243,2	18,5	249,0	17,8	528,4	16,8	499,3	16,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	541,6	29,6	476,2	27,9	251,0	19,1	284,1	20,4	792,6	25,2	760,3	24,5
Sólo transporte	552,7	30,2	478,2	28,0	174,5	13,3	250,2	17,9	727,2	23,1	728,4	23,5
Planta Cerri	11,1	0,6	83,3	4,9		0,0		0,0	11,1	0,4	83,3	2,7
GLP	1,0	0,1	1,1	0,1	15,2	1,2	13,0	0,9	16,2	0,5	14,1	0,5
Volumen total	1.828,3		1.706,4		1.314,8		1.395,6		3.143,1		3.102,0	

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

Las ventas brutas combinadas de las Sociedades aumentaron un 6,7 % al alcanzar $ 285,3 millones en el período económico de seis meses finalizado el 30 de junio de 2001, en comparación con los $ 267,3 millones registrados en el mismo período de 2000, mientras que las ventas netas combinadas aumentaron un 6,4 %, de $ 260,2 millones en el período 2000 a $ 276,8 millones en 2001. El volumen total de gas entregado combinado de las Sociedades aumentó un 1,3 % en el período 2001 en comparación con el período 2000.

Las ventas brutas de Pampeana aumentaron un 7,3 % a $ 174,0 millones en el período económico finalizado el 30 de junio de 2001, respecto de los $ 162,2 millones alcanzados en el período 2000, debido básicamente a un aumento del 7,1 % en el volumen de gas vendido por Pampeana en el período 2001. Dicho aumento se debió principalmente al incremento en el volumen de gas vendido a clientes residenciales, comerciales y grandes usuarios.

Las ventas brutas de Sur fueron de $ 111,3 millones para el período 2001, lo que representa un incremento del 5,9 % respecto de los $ 105,1 millones registrados para el período 2000. El volumen total de gas natural vendido por Sur disminuyó un 5,8 % en el período 2001, respecto del período 2000. La disminución del volumen de gas natural vendido se debió principalmente al menor volumen de gas vendido a grandes usuarios y clientes comerciales, lo cual fue parcialmente compensado con el incremento del volumen de gas vendido a clientes residenciales.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las dos Sociedades aumentó de $ 196,9 millones o 75,7 % de las ventas netas combinadas para el período 2000, a $ 212,3 millones o 76,7 % de las ventas netas combinadas para el período 2001, lo que representa una suba del 7,8 %.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los períodos 2001 y 2000.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
Compra de gas	38,1 %	36,0 %	49,4 %	48,2 %	42,5 %	40,8 %
Transporte de gas	26,0	25,2	9,0	8,8	19,3	18,7
Personal[1]	4,4	4,7	4,6	5,2	4,5	4,9
Depreciación y amortización	6,1	6,1	4,7	4,6	5,5	5,5
Honorarios por servicios[3]	1,0	0,9	0,9	1,5	1,0	1,2
Otros costos[2]	3,7	5,3	3,9	3,5	3,8	4,6
Total	79,3	78,2	72,6	71,8	76,7	75,7

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye básicamente transporte, servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

(3) Incluye los honorarios de operador técnico pagados a Camuzzi Argentina.

El costo de ventas de Pampeana aumentó como porcentaje de las ventas netas de 78,2 % en el período 2000 a 79,3 % en el período 2001. Adicionalmente, el costo del transporte de Pampeana aumentó como porcentaje de ventas netas de un 25,2 % en el período 2000 a un 26 % en el período 2001. Ambos aumentos se debieron a un incremento en las ventas parcialmente disminuidas por la reducción en otros costos debido al nuevo acuerdo con TGS, que reemplaza la antigua modalidad de procesamiento por cuenta y orden en la Planta Cerri, donde Pampeana era propietaria del gas que se extraía y TGS lo vendía por cuenta y orden de la distribuidora.

El costo de ventas de Sur aumentó como porcentaje de las ventas netas de 71,8 % en el período 2000 a 72,6 % en el período 2001, principalmente debido a un aumento del monto de venta respecto al mismo período del año anterior.

La ganancia bruta combinada de las Sociedades correspondiente al período 2001 se incrementó en un 1,9 %, al alcanzar $ 64,5 millones, o el 23,3 % de las ventas netas combinadas, en comparación con el período 2000, en el cual alcanzó $ 63,3 millones o 24,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente al período 2001 fue de $ 34,8 millones, es decir, un 1,8 % más que la ganancia bruta correspondiente al período 2000, que alcanzó los $ 34,2 millones; estas cifras representan el 20,7 % y 21,8 % de las ventas netas de dichos períodos, respectivamente. La ganancia bruta de Sur correspondiente al período 2001 aumentó un 2,1 % a $ 29,7 millones frente a los $ 29,1 millones registrados para el período de 2000, lo que representa el 27,3 % y el 28,2 % de las ventas netas de dichos períodos, respectivamente. Ambos incrementos se debieron a mayores aumentos en los ingresos por ventas, en comparación con los aumentos en los costos de venta.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 15,5 %, de $ 23,3 millones para el período 2000, a $ 26,9 millones, para el período de 2001.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración, de las Sociedades para los períodos 2001 y 2000.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
	(en millones de Pesos)					
Comercialización						
Personal[1]	3,2	3,0	2,2	2,2	5,4	5,2
Depreciación y amortización	0,2	0,3	0,2	0,2	0,3	0,5
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	1,4	1,2	0,1	0,9	2,4	2,1
Previsión para deudores incobrables	0,6	0,9	0,2	0,4	0,8	1,3
Subtotal	5,4	5,3	3,5	3,7	8,9	9,0
Administración						
Personal[1]	4,5	4,3	2,2	2,3	6,7	6,6
Depreciación y amortización	0,8	0,8	0,4	0,5	1,2	1,3
Honorarios por servicios	2,8	1,0	1,4	0,6	4,2	1,6
Otros costos[2]	3,5	3,0	2,3	1,7	5,8	4,7
Subtotal	11,6	9,2	6,3	5,1	17,9	14,3
Total	17,1	14,5	9,9	8,8	26,9	23,3

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

Los gastos de comercialización y administración de Pampeana aumentaron un 17,9 % en el período 2001. Los gastos de comercialización y administración de Sur aumentaron un 12,5 % en el período 2001. El aumento combinado se debió principalmente al incremento de los honorarios por servicios, el cual se vio compensado por una disminución de la previsión para deudores incobrables y por una disminución en otros costos.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 6 % al alcanzar $ 37,6 millones en el período 2001 en comparación con los $ 40,0 millones registrados en el período de 2000, que representaron un 13,6 % y un 15,4 % de las ventas netas combinadas para dichos períodos, respectivamente, debido principalmente a un aumento en los gastos de administración y comercialización parcialmente compensado por un aumento en la ganancia bruta. La ganancia operativa de Pampeana disminuyó un 10,2 % en el período 2001 comparado con el período 2000, y representa un 10,5 % y un 12,5 % de las ventas netas de dichos períodos, respectivamente. La ganancia operativa de Sur disminuyó aproximadamente 2 %, al alcanzar $ 19,9 millones en 2001 en comparación con los $ 20,3 millones registrados en 2000.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados de las Sociedades aumentó de una pérdida de $ 0,2 millón en el período 2000 a una ganancia de $ 1,3 millón en 2001, debido principalmente al resultado generado por la publicación de los certificados por contribución de mejoras en Pampeana, así como un menor cargo por multas y penalizaciones. El rubro "Otros ingresos y egresos" de Pampeana aumentó de una pérdida de $ 0,6 millón para el período 2000 a una ganancia de $ 0,6 millón para el período 2001, mientras que en Sur el rubro "Otros ingresos y egresos" aumentó de $ 0,4 millón en 2000 a $ 0,7 millón en 2001.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen el interés generado por activos de las Sociedades y cargos por pago fuera de término de clientes, el interés de las deudas pendientes y las ganancias o pérdidas por diferencias de cambio, entre otros. Los resultados financieros y por tenencia para ambas Sociedades totalizaron una pérdida de $ 3,1 millones en el período 2001, comparados con una pérdida de $ 2,5 millones en el período 2000. Los resultados financieros y por tenencia de Pampeana totalizaron una pérdida

de $ 1,2 millón en el período 2000 y $ 1,0 millón en el período 2001, debido principalmente a una disminución de los intereses generados por pasivos por la cancelación durante el período 2001 de la moratoria correspondiente al impuesto a los ingresos brutos de la provincia de Buenos Aires. Los resultados financieros y por tenencia de Sur totalizaron una pérdida de $ 1,3 millón en el período 2000 y una pérdida de $ 2,1 millones en el período 2001. Dicho aumento se debió principalmente al incremento de los intereses generados por pasivos y del impuesto a los débitos y créditos en cuentas bancarias establecido durante el año 2001.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 11,4 millones en impuestos para el período 2001 frente a los $ 12,8 millones devengados durante el período 2000, lo que resulta en una tasa efectiva del 31,9 % y 34,5 %, respectivamente. El impuesto a las ganancias devengado por Pampeana disminuyó un 19,8 % en el período 2001 con respecto a igual período de 2000. Por su parte, el impuesto a las ganancias devengado por Sur aumentó un 0,8 % en el período 2001 con respecto al período 2000 sin considerar la pérdida impositiva asignable a resultados extraordinarios del período 2001 por $ 11,4 millón.

Resultados extraordinarios. Las Sociedades devengaron un resultado extraordinario combinado equivalente a una pérdida de $ 11,4 millones en junio de 2001 y una pérdida de $ 0,2 millón en el mismo semestre del año 2000. Pampeana registró una pérdida extraordinaria de $ 0,2 millón durante el período 2000 como consecuencia de la desvalorización de las acciones de Mercobank S.A. ("Mercobank"). En el caso de Sur, este rubro arrojó una pérdida neta de $ 11,4 millones en el período 2001 debido a la contabilización de una previsión para atender el pago del impuesto a los ingresos brutos sobre subsidios.

Ganancia del período. Las Sociedades experimentaron una disminución del 46,9 % en su ganancia del período combinada, la que alcanzó $ 12,9 millones para el período 2001 frente a los $ 24,3 millones alcanzados en el período 2000, debido principalmente al resultado extraordinario generado en el primer semestre de 2001 en Sur y a la disminución en el resultado operativo de las Sociedades respecto del año anterior. La ganancia del período de Pampeana aumentó un 9,7 % de $ 10,3 millones en el período 2000 a $ 11,3 millones en el período 2001. La ganancia del período de Sur disminuyó un 88,6 %, al totalizar $ 1,6 millón en 2001 en comparación con los $ 14,0 millones alcanzados en el período 2000.

Ejercicios finalizados el 31 de diciembre de 2000 y 1999

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 2000 y 1999 se referirá a los ejercicios finalizados el 31 de diciembre de 2000 y 1999, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 2000 y 1999.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	
Ventas netas[1]	356,4	100,0 %	362,6	100,0 %	228,1	100,0 %	222,5	100,0 %	584,5	100,0 %	585,1	100,0 %
Ganancia bruta	85,6	24,0	86,4	23,8	64,5	28,3	61,9	27,8	150,1	25,7	148,3	25,3
Ganancia operativa	47,8	13,4	51,6	14,2	43,6	19,1	40,6	18,2	91,4	15,6	92,2	15,8
Otros ingresos y egresos	0,9	0,3	1,0	0,3	1,7	0,7	0,5	0,2	2,6	0,4	1,5	0,3
Resultados financieros y por tenencia	(1,2)	(0,3)	(1,7)	(0,5)	(3,4)	(1,5)	(3,4)	(1,5)	(4,6)	(0,8)	(5,1)	(0,9)
Ganancia del ejercicio	29,8	8,4	31,2	8,6	30,6	13,4	24,7	11,1	60,4	10,3	55,9	9,6
Ventas netas por m^2	0,098		0,090		0,076		0,069		0,088		0,081	
Ganancia bruta por m^2	0,024		0,021		0,022		0,019		0,023		0,021	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 2000 y 1999, así como el porcentaje que estos valores representan sobre las ventas brutas.

	Ventas brutas											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	192,9	52,4 %	175,8	46,9 %	150,0	64,6 %	133,9	59,0 %	342,9	57,1 %	309,7	51,5 %
Comercial[1]	64,7	17,6	59,2	15,8	40,4	17,4	36,8	16,2	105,1	17,5	96,0	16,0
Grandes usuarios[2]												
Servicio en firme e interrumpible	82,3	22,4	110,4	29,5	26,8	11,5	41,6	18,3	109,1	18,2	152,0	25,3
Sólo transporte	4,4	1,2	7,4	2,0	10,1	4,4	10,3	4,6	14,5	2,4	17,7	2,9
Planta Cerri	20,4	5,5	18,5	4,9	0,0	0,0	0,0	0,0	20,4	3,4	18,5	3,1
Ventas de otros conceptos	3,5	1,0	3,5	0,9	4,8	2,1	4,3	1,9	8,3	1,4	7,8	1,3
Total ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 2000 y 1999 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total
	(en MMm^3)											
Volumen vendido												
Servicio firme												
Residencial	1.090,4	29,9 %	1.003,5	24,9 %	1.418,4	47,3 %	1.325,5	41,4 %	2.508,8	37,8 %	2.329,0	32,2 %
Comercial[1]	561,2	15,4	528,7	13,1	520,3	17,4	493,8	15,4	1.081,5	16,3	1.022,5	14,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	1.741,2	47,8	2.152,3	53,5	502,0	16,7	803,2	25,1	2.243,2	33,8	2.955,5	40,9
Sólo transporte	82,5	2,3	127,0	3,2	525,6	17,5	554,3	17,3	608,1	9,2	681,3	9,4
Planta Cerri	163,9	4,5	207,0	5,1	0,0	0,0	0,0	0,0	163,9	2,5	207,3	2,9
GLP	2,5	0,1	2,4	0,1	32,1	1,1	25,2	0,8	34,6	0,5	27,6	0,4
RTP[3]	0,0		4,1	0,1	0,0	0,0	0,0	0,0	0,0	0,0	4,1	0,1
Volumen total	3.641,7		4.025,3		2.998,4		3.202,0		6.640,1		7.227,3	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

(3) Corresponde a la venta de capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades disminuyeron un 0,2 % al alcanzar $ 600,3 millones en 2000, en comparación con $ 601,7 millones registrados en 1999, mientras que las ventas netas combinadas disminuyeron un 0,1 %, de $ 585,1 millones en 1999 a $ 584,5 millones en 2000. El volumen combinado total de gas natural entregado por las Sociedades disminuyó un 8,1 % en 2000 respecto del volumen registrado en 1999.

Las ventas brutas de Pampeana disminuyeron un 1,8 %, al alcanzar $ 368,2 millones en 2000, en comparación con $ 374,8 millones en 1999. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales, debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,5 % en 2000 respecto de la existente en 1999. Las ventas netas de Pampeana para 2000 fueron de $ 356,4 millones, lo que representa una disminución del 1,7 % respecto de los $ 362,6 millones registrados en 1999.

Las ventas brutas de Sur aumentaron un 2,3 %, al alcanzar $ 232,1 millones en 2000, en comparación con $ 226,9 millones en 1999. El volumen total de gas natural vendido por Sur disminuyó un 6,4 % en 2000, respecto del volumen registrado en 1999. Dicha disminución se debió en gran medida a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,3 % en 2000 respecto de la existente en 1999. Las ventas netas de Sur para 2000 fueron de $ 228,1 millones, lo que representa un incremento del 2,5 % respecto de los $ 222,5 millones registrados en 1999.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las Sociedades fue de $ 434,4 millones, o 74,2 % de las ventas netas combinadas en 2000, y de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999.

La tabla siguiente presenta, en forma combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 2000 y 1999.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
Compra de gas	37,4 %	40,3 %	49,1 %	49,7 %	41,9 %	43,9 %
Transporte de gas	23,1	22,1	8,6	9,9	17,4	17,4
Personal[1]	3,4	3,3	3,4	3,5	3,4	3,4
Depreciación y amortización	5,6	5,1	4,3	4,1	5,1	4,7
Honorarios por servicios[2]	1,1	1,1	1,6	1,4	1,3	1,2
Otros costos[3]	5,5	4,3	4,7	3,5	5,1	4,0
Total	76,1	76,2	71,7	72,2	74,2	74,6

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.
(3) Incluye básicamente transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El costo de ventas de Pampeana, como porcentaje de las ventas netas, disminuyó de 76,2 % en 1999 a 76,1 % en 2000. Esta disminución se debió a una reducción en las compras de gas (que disminuyeron de un 40,3 % en 1999 a un 37,4 % en 2000, como porcentaje de las ventas netas), la que fue compensada parcialmente por un incremento en los gastos de personal (que aumentaron de un 3,3 % en 1999 a un 3,4 % en 2000) y por un aumento de otros costos (que aumentaron de un 4,3 % en 1999 a un 5,5 % en 2000).

El costo de ventas de Sur, como porcentaje de ventas netas, disminuyó de un 72,2 % en 1999 a un 71,7 % en 2000. Dicha disminución se debió a una reducción en las compras de gas (que disminuyeron de un 49,7 % en 1999 a un 49,1 % en 2000) y una reducción en el transporte de gas (que disminuyó de un 9,9 % en 1999 a un 8,6 % en 2000). El costo de ventas de Sur fue compensado parcialmente por un aumento de otros costos de un 3,5 % en 1999 a un 4,7 % en 2000.

El impuesto a los ingresos brutos en Pampeana disminuyó a $ 11,9 millones en 2000 frente a los $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 2000 y del 3,2 % en 1999. El impuesto a los ingresos brutos en Sur disminuyó a $ 4,0 millones en 2000 frente a los $ 4,4 millones en 1999, a una tasa efectiva del 1,7 % en 2000 y del 1,9 % en 1999. El impuesto a los ingresos brutos en ambas Sociedades disminuyó a $ 15,8 millones en 2000 en comparación con los $ 16,6 millones registrados en 1999, a una tasa efectiva del 2,6 % en 2000 y del 2,8 % en 1999.

La ganancia bruta combinada de las Sociedades correspondiente al 2000 alcanzó $ 150,1 millones, o sea 25,7 % de las ventas netas combinadas, lo que representa un aumento del 1,2 % respecto de 1999, cuando alcanzó $ 148,3 millones o 25,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana se redujo un 0,9 %, de $ 86,4 millones en 1999 a $ 85,6 millones en 2000; lo que representa un 23,8 % y un 24 % sobre las ventas netas para dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente al 2000 aumentó un 4,2 %, al totalizar $ 64,5 millones frente a los $ 61,9 millones registrados en 1999, representando el 28,3 % y el 27,8 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 4,6 %, al alcanzar $ 58,8 millones en 2000, en comparación con $ 56,2 millones registrados en 1999.

La siguiente tabla presenta, en forma combinada, los gastos de comercialización y administración, de las Sociedades para los ejercicios 2000 y 1999.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
	(en millones de Pesos)					
Comercialización						
Personal[1]	7,1	5,6	4,3	3,7	11,4	9,3
Depreciación y amortización	0,4	0,4	0,2	0,3	0,6	0,7
Honorarios por servicios	0,1	0,0	0,1	0,0	0,2	0,0
Otros costos[2]	2,9	2,5	1,4	1,7	4,3	4,2
Deudores incobrables	2,6	1,7	1,2	0,9	3,8	2,6
Subtotal	13,1	10,2	7,3	6,5	20,4	16,7
Administración						
Personal[1]	10,9	10,8	6,9	7,0	17,8	17,8
Depreciación y amortización	1,5	1,7	0,8	1,0	2,3	2,7
Honorarios por servicios	4,0	4,2	1,4	2,2	5,4	6,4
Otros costos[2]	8,3	8,0	4,5	4,8	12,8	12,8
Subtotal	24,8	24,6	13,6	14,9	38,4	39,5
Total	37,9	34,8	20,9	21,4	58,8	56,2

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El total de gastos de comercialización y administración de Pampeana aumentó un 8,9 % en 2000, principalmente como consecuencia de un incremento de los gastos de personal (los cuales aumentaron a $ 18,0 millones en 2000 comparados con $ 16,4 millones registrados en 1999), así como a un aumento de los deudores incobrables (los

cuales aumentaron a $ 2,6 millones en 2000 frente a $ 1,7 millón registrado en 1999). El total de gastos de comercialización y administración de Sur disminuyó un 2,3 % en 2000, principalmente como consecuencia de la disminución de los honorarios por servicios, que se redujeron a $ 1,5 millón en 2000 frente a los $ 2,2 millones registrados en 1999. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 0,9 % al alcanzar $ 91,4 millones en 2000, en comparación con $ 92,2 millones registrados en 1999, que representaron un 15,6 % y un 15,8 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana disminuyó un 7,4 %, al totalizar $ 47,8 millones en 2000, mientras que en 1999 dicho monto ascendió a $ 51,6 millones, lo cual representa un 13,4 % y un 14,2 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur correspondiente al 2000 aumentó un 7,4 %, al totalizar $ 43,6 millones en comparación con los $ 40,6 millones registrados en 1999, cifras que representan el 19,1 % y el 18,2 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinado registró una ganancia de $ 2,6 millones en 2000 en comparación con una ganancia de $ 1,5 millón en 1999. El rubro "Otros ingresos y egresos" de Pampeana disminuyó de una ganancia de $ 1,0 millón en 1999 a una ganancia de $ 0,9 millón en 2000. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 1,7 millón en 2000 en comparación con una ganancia de $ 0,5 millón en 1999. Dicho aumento es atribuible en gran parte al hecho de que algunos de los directores de las Sociedades renunciaron a sus derechos a recibir honorarios por los servicios prestados a las Sociedades durante 1999 y 1998.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por activos de las Sociedades y cargos por pago fuera de término de clientes, interés de deudas pendientes, y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 4,6 millones en 2000, comparados con $ 5,1 millones en 1999. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,2 millón en 2000 respecto del $ 1,7 millón registrado en 1999. Dicha disminución refleja el resultado neto de la reducción de los intereses provenientes de activos y de la reducción de los intereses generados por deudas impositivas. Los resultados financieros y por tenencia de Sur totalizaron $ 3,4 millones en 2000 en comparación con $ 3,4 millones registrados en 1999.

Impuesto a las ganancias: Las Sociedades devengaron un total de $ 28,6 millones en impuesto a las ganancias para 2000 frente a los $ 31,7 millones devengados durante 1999, lo que resulta en una tasa efectiva del 32,1 % y 36,2 %, respectivamente.

Resultados extraordinarios: Pampeana registró pérdidas extraordinarias por $ 0,4 millón durante 2000, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank.

Ganancia del ejercicio. Las Sociedades registraron un aumento del 8,1 % en su ganancia del ejercicio combinada, al alcanzar $ 60,4 millones para 2000 frente a los $ 55,9 millones alcanzados en el ejercicio 1999. La ganancia del ejerciciò de Pampeana disminuyó un 4,5 % de $ 31,2 millones en 1999 a $ 29,8 millones en 2000. La ganancia del ejercicio de Sur aumentó un 23,9 %, al totalizar $ 30,6 millones en el ejercicio 2000 en comparación con los $ 24,7 millones alcanzados en el ejercicio y 1999.

Ejercicios finalizados el 31 de diciembre de 1999 y 1998

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 1999 y 1998 se referirá a los ejercicios finalizados el 31 de diciembre de 1999 y 1998, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 1999 y 1998.

Resultado de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	
Ventas netas[1]	362,6	100,0 %	367,7	100,0 %	222,5	100,0 %	201,4	100,0 %	585,1	100,0 %	569,1	100,0 %
Ganancia bruta	86,4	23,8	85,5	23,3	61,9	27,8	57,3	28,5	148,3	25,3	142,8	25,1
Ganancia operativa	51,6	14,2	52,8	14,4	40,6	18,2	36,5	18,1	92,2	15,8	89,3	15,7
Otros ingresos y egresos	1,0	0,3	(1,5)	(0,4)	0,5	0,2	(1,7)	(0,8)	1,5	0,3	(3,2)	(0,6)
Resultados financieros y por tenencia	(1,7)	(0,5)	(4,6)	(1,3)	(3,4)	(1,5)	(3,3)	(1,6)	(5,1)	(0,9)	(7,9)	(1,4)
Ganancia del ejercicio	31,2	8,6	24,2	6,6	24,7	11,1	19,4	9,6	55,9	9,6	43,6	7,7
Ventas netas por m³	0,090		0,087		0,069		0,068		0,081		0,079	
Ganancia bruta por m³	0,021		0,020		0,019		0,019		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 1999 y 1998, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	175,8	46,9 %	156,5	41,5 %	133,9	59,0 %	123,4	60,2 %	309,7	51,5 %	279,9	48,1 %
Comercial[1]	59,2	15,8	56,4	15,0	36,8	16,2	34,7	16,9	96,0	16,0	91,1	15,6
Grandes usuarios[2]												
Servicio en firme e interrumpible	110,4	29,5	133,8	35,5	41,6	18,3	34,4	16,8	152,0	25,3	168,2	
Sólo transporte	7,4	2,0	12,1	3,2	10,3	4,6	7,8	3,8	17,7	2,9	19,9	
Planta Cerri	18,5	4,9	16,4	4,3	0,0	0,0	0,0	0,0	18,5	3,1	16,4	2,8
Ventas por otros conceptos	3,5	0,9	2,2	0,6	4,3	1,9	4,7	2,3	7,8	1,3	6,9	1,2
Total ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	

Notas:
(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.
(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 1999 y 1998 y el porcentaje que los mismos representan sobre las ventas totales.

Volúmenes vendidos

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.003,5	24,9 %	866,5	20,5 %	1.325,5	41,4 %	1.202,9	40,7 %	2.329,0	32,2 %	2.069,4	28,8 %
Comercial(1)	528,7	13,1	506,9	12,0	493,8	15,4	458,2	15,5	1.022,5	14,1	965,1	13,4
Grandes usuarios(2)												
Servicio en firme e interrumpible	2.152,3	53,5	1.810,0	42,8	803,2	25,1	628,0	21,2	2.955,5	40,9	2.438,0	33,9
Sólo transporte	127,0	3,2	571,1	13,5	554,3	17,3	642,9	21,8	681,3	9,4	1.214,0	16,9
Planta Cerri	207,3	5,2	171,5	4,1	0,0	0,0	0,0	0,0	207,3	2,9	171,5	2,4
GLP	2,4	0,1	2,2	0,1	25,2	0,8	23,7	0,8	27,6	0,4	25,9	0,4
RTP(3)	4,1	0,1	299,0	7,1	0,0	0,0	0,0	0,0	4,1	0,1	299,0	4,2
Volumen total	4.025,3		4.227,2		3.202,0		2.955,7		7.227,3		7.182,9	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección *"Actividades – Tarifas"*.

(3) Hace referencia a la venta de la capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades aumentaron un 3,3 % al alcanzar $ 601,7 millones en 1999 frente a $ 582,4 millones en 1998, mientras que las ventas netas combinadas totales aumentaron un 2,8 % al totalizar $ 585,1 millones en 1999 en comparación con los $ 569,1 millones alcanzados en 1998. El volumen combinado total de gas natural entregado por las Sociedades aumentó 0,6 % en 1999 respecto del volumen registrado en 1998.

Las ventas brutas de Pampeana disminuyeron un 0,7 % al alcanzar $ 374,8 millones en 1999, en comparación con $ 377,4 millones alcanzados en 1998. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. Asimismo, las ventas generadas por la Planta Cerri aumentaron un 12,8 % respecto de 1998. La base de clientes residenciales aumentó un 3,3 % en 1999 respecto de la existente en 1998. Las ventas netas de Pampeana para 1999 fueron de $ 362,6 millones, lo que representa una disminución del 1,4 % sobre los $ 367,7 millones registrados en 1998.

Las ventas brutas de Sur aumentaron un 10,7 % alcanzando $ 226,9 millones en 1999, en comparación con $ 205,0 millones en 1998. El volumen total de gas natural vendido por Sur aumentó un 8,3 % en 1999 respecto del volumen registrado en 1998. El aumento de las ventas brutas se debió principalmente a un incremento en el volumen de ventas a grandes usuarios, así como a clientes residenciales y comerciales debido en gran parte al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. La base de clientes residenciales aumentó un 3,4 % en 1999 respecto de la existente en 1998. Las ventas netas de Sur para 1999 fueron de $ 222,5 millones y $ 201,4 millones en 1998, lo que representa un aumento del 10,5 %.

Costo de ventas; ganancia bruta. El costo total combinado de ventas de las Sociedades fue de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999 y de $ 426,3 millones, o 74,9 % de las ventas netas combinadas en 1998.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 1999 y 1998.

	Costo de ventas como porcentaje de ventas netas					
	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
Compra de gas	40,3 %	42,2 %	49,7 %	49,3 %	43,9 %	44,7 %
Transporte de gas	22,1	21,9	9,9	10,1	17,4	17,7
Personal[1]	3,3	3,0	3,5	3,6	3,4	3,2
Depreciación y amortización	5,1	4,9	4,1	3,9	4,7	4,5
Honorarios por servicios[2]	1,1	1,1	1,4	1,4	1,2	1,2
Otros costos[3]	4,3	3,8	3,5	3,2	4,0	3,6
Total	76,2	76,8	72,2	71,5	74,6	74,9

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.

(3) Incluye transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El costo de ventas de Pampeana disminuyó a un 76,2 % de las ventas netas en 1999 en comparación con el 76,8 % de las ventas netas registrado en 1998. Esta disminución se debe a una reducción en las compras de gas (que disminuyeron de un 42,2 % en 1998 a un 40,3 % en 1999) que fue compensada parcialmente con un incremento en los gastos de personal (que aumentaron de un 3 % en 1998 a un 3,3 % en 1999) y con un aumento de otros costos (que aumentaron de un 3,8 % en 1998 a un 4,3 % en 1999). El aumento de otros costos se relaciona con un incremento en el procesamiento de líquidos y de los gastos generales.

El costo de ventas de Sur aumentó de un 71,5 % de las ventas netas en 1998 a un 72,2 % en 1999, principalmente como consecuencia de un incremento en el costo del suministro de gas (que aumentó de un 49,3 % en 1998 a un 49,7 % en 1999) y a un aumento de otros costos (que aumentaron de un 3,2 % en 1998 a un 3,5 % en 1999).

El impuesto a los ingresos brutos en Pampeana aumentó de $ 9,7 millones en 1998 a $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 1999 y del 2,6 % en 1998. El impuesto a los ingresos brutos en Sur aumentó de $ 3,7 millones en 1998 a $ 4,4 millones en 1999, a una tasa efectiva del 1,9 % en 1999 y del 1,8 % en 1998. El impuesto a los ingresos brutos en ambas Sociedades en forma combinada aumentó de $ 13,3 millones en 1998 a $ 16,6 millones en 1999, a una tasa efectiva del 2,8 % en 1999 y el 2,3 % en 1998. El aumento del impuesto a los ingresos brutos refleja una modificación, a partir de junio de 1998, en el tratamiento de dicho impuesto establecida por las provincias de Buenos Aires y Río Negro. El impuesto a los ingresos brutos gravado por dichas provincias se incluye desde 1999 en el precio de venta y, por lo tanto, afecta en forma adversa las ventas brutas. Con anterioridad a junio de 1998, este impuesto era considerado como un crédito que las Sociedades trasladaban a los clientes.

La ganancia bruta combinada de las Sociedades correspondiente a 1999 alcanzó los $ 148,3 millones, es decir, un 25,3 % de las ventas netas combinadas, lo que representa un aumento del 3,9 % respecto de 1998, cuando alcanzó $ 142,8 millones o 25,1 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente a 1999 fue de $ 86,4 millones, y registró un aumento del 1,1 % en comparación con la cifra correspondiente a 1998, que alcanzó los $ 85,5 millones; estas cifras representan el 23,8 % y 23,3 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente a 1999 aumentó un 8 %, al totalizar $ 61,9

millones en comparación con los $ 57,3 millones registrados en 1998, lo que representa el 27,8 % y el 28,5 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 5 %, al totalizar $ 56,2 millones en 1999 en comparación con $ 53,5 millones registrados en 1998.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración de las Sociedades para los ejercicios 1999 y 1998.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
	(en millones de Pesos)					
Comercialización						
Personal[1]	5,6	5,2	3,7	3,4	9,3	8,6
Depreciación y amortización	0,4	0,5	0,3	0,3	0,7	0,8
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	2,5	2,3	1,7	1,7	4,2	4,0
Deudores incobrables	1,7	2,8	0,9	1,2	2,6	4,0
Subtotal	10,2	10,8	6,5	6,5	16,7	17,3
Administración						
Personal[1]	10,8	9,9	7,0	6,5	17,8	16,4
Depreciación y amortización	1,7	2,0	1,0	1,1	2,7	3,1
Honorarios por servicios	4,2	2,6	2,2	1,5	6,4	4,1
Otros costos[2]	8,0	7,4	4,8	5,2	12,8	12,6
Subtotal	24,6	21,9	14,9	14,3	39,5	36,2
Total	34,8	32,7	21,4	20,8	56,2	53,5

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad y gastos generales e impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El total de gastos de comercialización y administración de Pampeana aumentó un 6,4 % en 1999, de $ 32,7 millones a $ 34,8 millones. El total de gastos de comercialización y administración de Sur aumentó un 2,9 % en 1999, de $ 20,8 millones a $ 21,4 millones. Dichos aumentos se debieron principalmente a incrementos de los gastos de personal (los cuales aumentaron a $ 16,4 millones en 1999 en comparación con los $ 15,1 millones registrados en 1998 en el caso de Pampeana y a $ 10,7 millones en 1999 en comparación con los $ 9,9 millones registrados en 1998 en el caso de Sur) y de los honorarios por servicios (los cuales aumentaron a $ 4,2 millones en 1999 respecto de los $ 2,6 millones registrados en 1998 en el caso de Pampeana y a $ 2,2 millones en 1999 respecto del $ 1,5 millón registrado en 1998 en el caso de Sur). El aumento de los honorarios por servicios se relaciona con un aumento de la ganancia del ejercicio. Dichos aumentos fueron compensados parcialmente con las disminuciones en las previsiones por deudores incobrables, las cuales disminuyeron de $ 2,8 millones en 1998 a $ 1,7 millón en 1999 en el caso de Pampeana y de $ 1,2 millón en 1998 a $ 0,9 millón en 1999 en el caso de Sur. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades aumentó un 3,2 % al totalizar $ 92,2 millones en 1999 en comparación con los $ 89,3 millones registrados en 1998, que representó un 15,8 % y un 15,7 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana registró una disminución del 2,3 % al totalizar $ 51,6 millones en 1999 en comparación con los $ 52,8 millones registrados en 1998, cifras que representaron el 14,2 % y 14,4 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur para 1999 aumentó un 11,2 % al totalizar $ 40,6 millones, en

comparación con los $ 36,5 millones obtenidos en 1998, cifras que representan el 18,2 % y el 18,1 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados registró una ganancia de $ 1,5 millón en 1999 en comparación con la pérdida de $ 3,2 millones registrada en 1998. El rubro "Otros ingresos y egresos" de Pampeana registró una ganancia de $ 1,0 millón en 1999 respecto de la pérdida de $ 1,5 millón registrada en 1998. Dicho aumento se debió en gran medida a la disminución de las previsiones por juicios y al aumento de la ganancia derivada de la venta de servicios de ingeniería. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 0,5 millón en 1999 comparado con la pérdida de $ 1,7 millón registrada en 1998. Este aumento se debió principalmente a una reducción en las previsiones por juicios.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por los activos de las Sociedades y cargos por pago fuera de término de clientes, intereses de deudas y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 5,1 millones en 1999, en comparación con los $ 7,9 millones registrados en 1998. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,7 millón en 1999 respecto de los $ 4,6 millones registrados en 1998, debido en gran parte al aumento de $ 1,9 millón en los intereses, la disminución de los intereses por $ 0,7 millón y de los intereses generados por deudas impositivas por $ 1,2 millón, los cuales fueron parcialmente compensados por en aumento del impuesto al costo del endeudamiento empresario por $ 1,0 millón. Los resultados financieros y por tenencia de Sur aumentaron a $ 3,4 millones en 1999 comparados con $ 3,3 millones en 1998. Esto se debió a una disminución de $ 0,7 millón en los intereses generados por activos, la disminución de los intereses financieros por $ 0,2 millón a los intereses generados por deudas fiscales por $ 1,2 millón, y al aumento del impuesto al costo del endeudamiento empresario por $ 0,7 millón.

Impuesto a las ganancias. Las Sociedades devengaron en forma combinada $ 31,7 millones correspondientes al impuesto a las ganancias para 1999 frente a los $ 34,2 millones correspondientes 1998, lo que resulta en una tasa efectiva del 36,2 % y 44 %, respectivamente. La tasa aplicable del impuesto a las ganancias correspondiente a 1999 aumentó a 35 %.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,8 millón durante 1999, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank y los certificados de participación clase "C" del fideicomiso constituido por Mercobank, del cual es fiduciario Promotora Fiduciaria S.A.

Ganancia del ejercicio. Como consecuencia de lo mencionado anteriormente, las Sociedades, en forma conjunta, registraron un aumento de su ganancia del ejercicio combinada del 28,2 %, la cual totalizó $ 55,9 millones en 1999 en comparación con los $ 43,6 millones en 1998. La ganancia del ejercicio de Pampeana aumentó un 28,9 % al alcanzar $ 31,2 millones en 1999 y $ 24,2 millones en 1998. La ganancia del ejercicio de Sur aumentó un 27,3 %, al totalizar $ 24,7 millones en 1999 frente a $ 19,4 millones obtenidos en 1998.

Liquidez y recursos de capital

Al 31 de diciembre de 2000, las Sociedades, en forma combinada, tenían una deuda en concepto de préstamos de $ 152,4 millones (determinada de acuerdo con las Normas Contables Profesionales), que correspondía a deuda de corto plazo. La totalidad de la deuda financiera al 31 de diciembre de 2000 era en Dólares. A dicha fecha, de la deuda financiera (préstamos) de Pampeana, $ 79,4 millones correspondían al capital de las Obligaciones Negociables en circulación más intereses por $ 0,3 millón. De la deuda financiera (préstamos) de Sur, $ 21,8 millones correspondían a deudas bancarias, $ 50,6 millones al capital de las Obligaciones Negociables en circulación más $ 0,3 millón correspondiente a intereses.

Generalmente, las inversiones han sido financiadas por préstamos de corto plazo y las Obligaciones Negociables emitidas en el marco del Programa, junto con el efectivo proveniente de operaciones internas. Las Sociedades acordaron distribuir los fondos netos de cada clase de Obligaciones Negociables emitidas en el marco del Programa, correspondiendo el 61,11 % a Pampeana y el 38,89 % restante a Sur, sujeto a un convenio de participación e indemnidad que exige que si una de las Sociedades paga todo o una parte de sus obligaciones, dicha sociedad tendrá el derecho de exigir el reembolso a la otra, en la medida de su participación porcentual en los fondos mencionados. Dicha distribución proporcional refleja el valor de libros de los activos de las Sociedades al momento de la privatización. El producido neto de las Obligaciones Negociables fue utilizado para la cancelación de las

Obligaciones Negociables con vencimiento el 13 de diciembre de 1996 para refinanciar otras deudas de corto plazo e invertir en bienes de uso situados en la Argentina.

Las Sociedades planean realizar inversiones de capital. Las inversiones de capital serán financiadas a través de la emisión de títulos de deuda, fondos generados en forma interna y posiblemente mediante líneas de crédito establecidas en Dólares y en Pesos. Asimismo, las Sociedades esperan continuar financiando sus requerimientos de capital por trabajos en marcha a través de fondos generados por sus operaciones mediante toma de fondos a corto plazo y líneas de crédito existentes, complementadas por la emisión de títulos de deuda.

Al 31 de diciembre de 2000, las Sociedades tenían, en forma combinada, $ 12,9 millones en caja y bancos e inversiones de corto plazo, de los cuales $ 9,0 millones correspondían a Pampeana y $ 3,9 millones a Sur. Al 30 de junio de 2001, las Sociedades tenían en caja y bancos, en forma combinada, $ 21,3 millones, de los cuales $ 10,2 millones correspondían a Pampeana y $ 11,1 millones a Sur.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades tenían deudas financieras de corto y largo plazo por $ 152,4 millones, $ 142,9 millones y $ 143,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades tenían deudas financieras de corto y largo plazo por $ 229,5 millones y $ 145,6 millones, respectivamente.

ACTIVIDADES

Generalidades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de GLP y GNC, como así también por cargos de reconexión a la red de distribución de gas y por la venta de productos derivados producidos en la Planta Cerri operada por TGS, cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver en esta sección *"-- Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada y de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver en esta sección "-- *Estrategia*".

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a aproximadamente, el 42 %. Este aumento refleja la sustitución de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU,

respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección *"La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado"*. Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver en esta sección *"-- Transporte de gas natural"*.

El operador técnico de las Sociedades es Camuzzi Argentina, sociedad controlada por Camuzzi. Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana y Sodigas Sur, respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección *"Composición accionaria -- Accionistas principales"*.

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del ENARGAS, órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural"*.

Estrategia

Desde el 31 de marzo de 2001, las Sociedades, en forma combinada, tuvieron una participación en un 28,2 % del mercado, en términos de volumen de gas natural distribuido por las compañías de gas natural de la Argentina, y con dicho criterio, continúa siendo el mayor distribuidor de gas natural de la Argentina. Durante 2000, Pampeana se posicionó en segundo lugar y Sur en tercero en el ranking provisto por el ENARGAS para gas natural distribuido por compañía.

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de la eficiencia y (v) el desarrollo de los recursos humanos.

Incremento de la cartera de clientes. En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial. Entre el 31 de diciembre de 1993 y el 31 de diciembre de 2000, las Sociedades realizaron la conexión de 308.566 nuevos clientes a sus sistemas de distribución, inicialmente a través de la expansión de sus redes de distribución, representando un incremento del 31,1 % en nuevos clientes para dicho período. Las Sociedades consideran que Pampeana actualmente abastece a alrededor del 61 % de las viviendas ubicadas en su territorio, mientras que Sur tiene a su cargo aproximadamente al 79 % de las viviendas ubicadas en el propio. Los clientes residenciales constituyen el segmento de mayor rentabilidad debido a su estructura de alto margen y otorgan ingresos más estables como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía. Las Sociedades consideran que algunos de los potenciales clientes residenciales no se han conectado a las redes de distribución ya existentes como

consecuencia de los costos iniciales de instalación. De esta manera, en 1998 las Sociedades implementaron un programa con bancos locales (diseñado a fin de superar el fracaso de anteriores programas de financiamiento entre bancos y clientes) que otorgarán préstamos destinados al mejoramiento de la vivienda a consumidores que deseen instalar las cañerías de gas natural, como así también desarrollar nuevas extensiones de las redes. Las Sociedades no asumen ningún riesgo o compromiso financiero en relación con dicho programa. Asimismo, las Sociedades esperan ser capaces de atraer nuevos clientes residenciales a través de la expansión de su sistema de distribución a aquellas ciudades en las que no prestan servicios en la actualidad mediante la aplicación de tecnologías del exterior no utilizadas actualmente en la Argentina, tales como las plantas de GLP vaporizado y el transporte de GNC.

Clientes comerciales. En su esfuerzo por incrementar el segmento de clientes comerciales, las Sociedades han desarrollado programas de conversión de gas natural para pequeñas y medianas industrias que actualmente utilizan combustibles alternativos, a través de la financiación de su conexión a una cañería existente y a la modificación de su infraestructura interna. Cada uno de dichos programas de financiamiento están auspiciados por las compañías de distribución (y garantizados por instituciones financieras) o son directamente financiados por terceras personas. Los proyectos para la venta de GNC, que introducen la tecnología modular, están siendo desarrollados para aquellos clientes que se encuentran fuera del alcance de las cañerías de gas. Además, las Sociedades promueven el uso de GNC y la extensión de las redes de GNC de estaciones como un combustible alternativo para vehículos.

Grandes clientes. Junto con su estrategia de maximizar la eficiencia de la capacidad de transporte, Pampeana y Sur también centrarán su atención en la expansión de la demanda de servicio interrumpible de los grandes usuarios al aumentar su capacidad de transporte para atender a los nuevos clientes residenciales. En los meses de verano, cuando la demanda es más baja, las Sociedades intentarán firmar contratos de servicio al contado con grandes usuarios para proveer un volumen adicional a tasas marginales.

Desarrollo de nuevos negocios. Las Sociedades estudian en forma constante nuevas formas de negocios a fin de complementar sus actividades principales. Las Sociedades han desarrollado dos nuevos productos que consisten en ofrecer detectores duales (tanto de monóxido de carbono y gas) y pólizas de seguro a sus clientes. En la actualidad, las Sociedades ofrecen a sus clientes un "seguro familiar para el hogar" contratado por La Buenos Aires Compañía de Seguros, la prima del cual se paga en forma mensual a La Buenos Aires Compañía de Seguros. La póliza garantiza, sin cargo adicional, la provisión continua de gas natural ante el fallecimiento del cliente por un período de hasta 24 meses.

Expansión del sistema de distribución. A fin de incrementar el volumen de ventas y mejorar el servicio, las Sociedades proyectan continuar expandiendo su red de distribución dentro del contexto de su estrategia orientada al cliente y las limitaciones del sistema de transporte de gas natural de la Argentina. En 1998, en un esfuerzo por expandir su sistema de distribución, las Sociedades establecieron con bancos locales un programa de financiamiento para nuevos clientes a fin de promover extensiones de redes e instalaciones de conexiones de gas natural. Las Sociedades no han asumido ningún riesgo financiero con relación a dicho programa. Adicionalmente, las Sociedades proyectan continuar expandiendo sus sistemas mediante la adquisición de redes de distribución desarrolladas por subdistribuidores, en su mayoría municipalidades. Las Sociedades analizan dichos proyectos de extensión y de instalación de conexiones, supervisan su instalación e inspeccionan las instalaciones. Si bien las Sociedades no financian dichas expansiones, promueven la construcción de estos nuevos sistemas ofreciendo como incentivo a los futuros usuarios una bonificación en especie de gas natural.

Aumento de la eficiencia. Si bien la administración ha realizado mejoras en la eficiencia operativa desde 1992, a través de la administración conjunta de las Sociedades y de la implementación de nuevas estrategias operativas, las Sociedades intentan mejorar aún más su eficiencia y reducir sus costos. El programa de mejoramiento de las Sociedades y el objetivo de optimizar la calidad de los procesos está dirigido a igualar, en el mediano plazo, el desempeño de ambas sociedades con el desempeño de las compañías líderes del sector.

Mejoras operativas desde la privatización. El compromiso de crecimiento y excelencia de ambas Sociedades está apoyado en una ambiciosa política de recursos humanos que promueve y reconoce la capacidad de liderazgo de su personal, el entrenamiento y el trabajo en equipo en la búsqueda colectiva de sólidos resultados. Nuevos procesos y tendencias han transformado el gerenciamiento tradicional de recursos humanos hacia un gerenciamiento más vinculado con la estrategia comercial de las Sociedades, con el objetivo de asegurar una estructura más eficiente. De esta forma, las Sociedades han decidido desarrollar programas para incrementar la participación del personal con el objeto de obtener el mayor grado de desempeño y eficiencia. A tal fin, las Sociedades han motivado

a sus empleados a través de un flujo consistente de refuerzo y el establecimiento de programas de entrenamiento a fin de asegurar los resultados del programa estratégico.

Clientes y mercados

Generalidades. Pampeana distribuye gas natural en la provincia de La Pampa y parte de la provincia de Buenos Aires, incluyendo algunas porciones de área metropolitana, pero excluyendo a la ciudad de Buenos Aires. Según las estimaciones efectuadas por las Sociedades y el INDEC al 31 de diciembre de 2000, esta importante región industrial abarcaba aproximadamente 1.392.000 viviendas, de las cuales Pampeana proveía gas a alrededor de 845.785 clientes residenciales o aproximadamente el 61 % del total de viviendas de la región a dicha fecha. Aquellas otras que no se hallan conectadas al sistema emplean gas licuado en tubos o garrafas (GLP). Al 31 de diciembre de 2000, el consumo promedio de gas por vivienda en la región correspondiente a Pampeana era de aproximadamente 1.200 m^3 anuales.

Sur distribuye gas natural en el sur de la Argentina, en una región adyacente a la correspondiente a Pampeana la cual incluye una pequeña parte de la provincia de Buenos Aires y las provincias de Chubut, Neuquén, Río Negro, Santa Cruz y Tierra del Fuego. La región a la que Sur distribuye gas es la más fría de la Argentina y, por ello, tiene un volumen relativamente mayor de ventas en el servicio residencial. Al 31 de diciembre de 2000, según las estimaciones efectuadas por las Sociedades y el INDEC, el área de Sur abarcaba alrededor de 476.720 viviendas, de las cuales aproximadamente 375.510 eran suministradas por Sur (aproximadamente un 79 % de las viviendas en la región). Al 31 de diciembre de 2000, el consumo promedio de gas por vivienda en la región correspondiente a Sur era de aproximadamente 3.722 m^3 anuales.

Las dos regiones contiguas atendidas por las Sociedades permiten la aplicación de una estructura complementaria de distribución de gas natural. La región relativamente más templada en que opera Pampeana comprende principalmente grandes centros urbanos y varias plantas industriales y usinas de gran importancia, en especial en la provincia de Buenos Aires. Teniendo en cuenta el precio relativamente bajo del gas natural como fuente de energía, los principales grandes usuarios y clientes comerciales de Pampeana han estado dispuestos a adquirir cualquier exceso de gas natural disponible. A menudo, estos usuarios tienen grandes requerimientos energéticos en los meses de verano. Durante los períodos de uso restringido, tales industrias únicamente han podido consumir una fracción del volumen que utilizarían si no hubiese limitaciones. La región de Sur es primordialmente rural y con condiciones climáticas más frías, lo que produce que el gas natural se use mayormente para calefacción de viviendas durante el invierno. A causa de estos dos tipos de demanda, las Sociedades consideran que la integración de sus sistemas de distribución les brinda la posibilidad de variar estacionalmente desde regiones de baja demanda hacia las de alta demanda, mejorando en consecuencia las posibilidades de satisfacer las necesidades de sus clientes a lo largo de todo el año y maximizar sus ingresos anuales.

La siguiente tabla muestra porcentajes de volúmenes de ventas totales por tipo de cliente para Pampeana y Sur y para las Sociedades en forma combinada para los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000.

Volumen de ventas por tipo de cliente

	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Residencial	24,0 %	24,0 %	49,0 %	44,0 %	34,0 %	33,0 %
Comercial [1]	15,0	15,0	19,0	18,0	17,0	16,0
Grandes usuarios[2]	60,0	56,0	32,0	38,0	48,0	48,0
Líquidos	1,0	5,0	0,0	0,0	1,0	3,0
Total	100,0	100,0	100,0	100,0	100,0	100,0

Notas:
(1) Incluye ventas a usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas.
(2) Incluye ventas a clientes que compran gas natural directamente de los productores y lo reciben a través de las Sociedades. En consecuencia, la tarifa del servicio no incluye el precio del gas natural vendido a dichos clientes. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas"*.

Clientes. Las Sociedades suministran gas natural mediante contratos de servicio interrumpible y en firme. Todos los clientes residenciales y comerciales reciben suministros en firme de gas natural, lo que significa que las empresas distribuidoras que los atienden deben contratar los abastecimientos y capacidades de transporte de gas natural suficientes para satisfacer todas las necesidades de dichos clientes. Las ventas en firme exigen un precio mayor debido a que se garantiza su disponibilidad. Mientras que los grandes usuarios pueden contratar la provisión de una porción del gas natural bajo la modalidad de servicio en firme, el resto de su demanda se satisface en virtud de contratos de servicio interrumpible que prevén reducciones y suspensiones del suministro debido a las capacidades limitadas durante períodos de picos de demanda, principalmente en invierno, a fin de brindárselo a usuarios residenciales y a otros usuarios de servicio en firme. En consecuencia, los clientes con servicio interrumpible deben tener capacidad para pasar a un combustible alternativo que, en general, es el fuel oil. Las ventas a los clientes interrumpibles dependen de la disponibilidad de capacidad de transporte y de suministros de gas natural y brindan márgenes menores que las ventas en firme.

El siguiente cuadro muestra datos operativos seleccionados para Pampeana y Sur combinados para ambas Sociedades, correspondientes a 2001 y 2000.

	Datos operativos al 30 de junio de					
	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Número de clientes						
Residencial	859.443	834.433	383.595	371.776	1.243.028	1.206.209
Comercial[1]	48.022	46.744	34.921	34.297	82.943	81.041
Grandes usuarios[2]	48	50	42	42	90	92
Total	907.503	881.227	418.558	406.115	1.326.061	1.287.342
Volumen de ventas de gas natural (en MMm³)						
Residencial[3]	437,5	418,4	641,8	608,6	1.079,3	1.027,0
Comercial[1][3]	285,4	250,3	247,4	252,7	532,7	503,0
Grandes usuarios[2]	1.094,3	954,4	425,6	534,3	1.519,9	1.488,7
Líquidos[4]	11,1	83,3	0,0	0,0	11,1	83,3
Total	1.828,2	1.706,4	1.314,7	1.395,6	3.143,0	3.102,0
Tarifas de gas promedio[5] (en U$S/m³)						
Residencial	0,1416	0,1423	0,0783	0,0789		
Comercial[1]	0,1212	0,1212	0,0678	0,0680		
Grandes usuarios[2]	0,0807	0,0795	0,0573	0,0569		

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", redes de subdistribución, estaciones de GNC y otros minoristas.

(2) Incluye clientes que compran el gas natural directamente de los proveedores y a quienes se les entrega dicho gas natural a través de la capacidad de transporte y RTP de las Sociedades.

(3) Incluye GLP aplicable a cada clase de cliente. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones"*.

(4) Incluye los volúmenes procesados en la Planta Cerri. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas – Planta Cerri"*.

(5) Las tarifas corresponden al 1° de julio de 2001 y 1° de julio de 2000 para la subzona de Buenos Aires y Chubut-Sur para Pampeana y Sur, respectivamente. Las tarifas para los clientes comerciales corresponden a niveles intermedios de consumo. Las tarifas para los grandes usuarios corresponden a la demanda por servicio interrumpible. Ver en esta sección "– *Tarifas*". No se suministra información respecto a la tarifa del gas natural sobre una base combinada, ya que dicha información no puede generarse de forma tal que permita extraer conclusiones útiles.

Ventas en firme. Las Sociedades ofrecen servicios de transporte de gas en firme a todos sus clientes residenciales, a los clientes de servicio general, subdistribuidores y estaciones de servicio GNC. Además, desde 1995 las Sociedades entregaron ciertos volúmenes de gas natural sobre una base en firme a grandes usuarios.

Residenciales. Los clientes residenciales son principalmente casas de familia que utilizan el gas natural como combustible. La tarifa para clientes residenciales consiste en un cargo fijo por cada factura y un cargo por unidad consumida. El cuadro tarifario está estructurado de modo tal que los clientes residenciales y los pequeños clientes de servicio general (descriptos más abajo) paguen una tarifa mayor para cubrir el menor factor de utilización y los

mayores costos operativos relacionados con la provisión del servicio a este grupo de clientes. Esto provoca una mayor rentabilidad debido a (i) la estructura tarifaria, que provee mayores márgenes por metro cúbico vendido y (ii) la recaudación de un cargo fijo de cada uno de los clientes residenciales en cada período de facturación. Al 31 de diciembre de 2000, la facturación mínima residencial era de aproximadamente $ 12.176 para Pampeana y $ 10.019 para Sur. La factura bimestral mínima para los clientes residenciales equivale a un cargo por factura emitida más un abono mínimo. La facturación mínima se da en los períodos en los cuales una vivienda familiar se encuentra desocupada. Asimismo, los clientes residenciales proveen una fuente de ingresos relativamente estable como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía.

Comerciales. Los usuarios comerciales incluyen clientes de servicio general y otros clientes no residenciales que contratan sobre una base en firme y utilizan menos de 10.000 metros cúbicos diarios de gas natural (o consumen menos de 3 MMm^3 anuales). Estos clientes habitualmente compran gas natural en firme de conformidad con contratos de servicio en firme. La tarifa a los clientes comerciales consiste en un precio por unidad de consumo dentro de varias categorías basadas en el volumen utilizado por el cliente y en un cargo fijo por factura. Los usuarios de servicio general se subclasifican en grandes usuarios (categoría "G") y pequeños usuarios (categoría "P"). A los pequeños usuarios se les factura el consumo de gas natural según tres tarifas que se reducen a medida que aumenta el volumen. Los grandes usuarios de servicio general pagan menores tarifas, pero generalmente consumen volúmenes superiores y pagan un cargo por reserva de capacidad. A los clientes comerciales que usan más de 150 m^3 mensuales se les factura mensualmente, mientras que los demás deben ser facturados en forma bimestral. Pampeana tiene sólo un gran usuario de servicio general mientras que Sur no cuenta con ninguno. Recientemente, ENARGAS emitió una resolución permitiendo a pequeños clientes comerciales que consuman 5.000 m^3 por día a adquirir gas natural directamente de los proveedores y de los transportistas de gas natural.

Otras ventas de gas natural en firme a usuarios comerciales constituyen las ventas a subdistribuidores, estaciones de GNC y otros puntos de expendio menores. En el marco de las Licencias, las Sociedades están obligadas a suministrar gas natural a las municipalidades o a terceros que poseen y operan las redes distribuidoras locales que no formaban parte de los activos de Gas del Estado. La tarifa a los subdistribuidores consiste en un cargo fijo por factura más un cargo extra por unidad de consumo. A estos clientes se les factura en forma mensual.

Grandes usuarios. La categoría grandes usuarios incluye a clientes comerciales e industriales que contratan sobre una base en firme por lo menos 10.000 m^3 de gas natural por día o consumen por lo menos 3 MMm^3 por año sobre una base interrumpible. Los grandes usuarios reciben gas natural sobre una base de servicio firme, interrumpible o combinada. Los grandes usuarios son estratégicamente importantes para las Sociedades ya que ofrecen un potencial para utilizar la capacidad de transporte ociosa de las Sociedades durante los meses de verano en que se reduce el consumo residencial, especialmente en la región austral. Al 30 de junio de 2001, las Sociedades abastecían a 90 grandes usuarios.

Las ventas industriales interrumpibles dependen de la disponibilidad del suministro de gas natural y, en general, generan márgenes inferiores a las ventas en firme. Los grandes usuarios con servicio interrumpible sólo pagan un cargo por unidad de consumo y un cargo fijo por factura. En 1995, las Sociedades comenzaron a ofrecer a los grandes usuarios volúmenes limitados de entregas de gas natural en firme para complementar el servicio interrumpible obteniendo como resultado mayores márgenes de dichos usuarios. En consecuencia, desde 1995, varios contratos celebrados con grandes usuarios establecieron servicios firmes y/o interrumpibles a precios que ofrecen un mayor margen que en períodos anteriores. Ver en esta sección "-- *Tarifas*". La tarifa aplicable a los grandes usuarios por servicio en firme consiste en un cargo por demanda, un cargo fijo por factura y en algunos casos, un cargo por capacidad de reserva. A diferencia de los clientes residenciales, el cargo fijo para grandes usuarios consiste en una porción relativamente menor de los ingresos provenientes de ese sector, en comparación con el cargo por capacidad reservada y el cargo por unidad consumida. El gas natural se entrega a la mayoría de los grandes usuarios que las Sociedades abastecen en virtud de contratos con una duración mínima de un año denominados en pesos, algunos de los cuales incluyen requisitos *take-or-pay* que obligan a los grandes usuarios a pagar por una cantidad de gas natural determinada, sea que la usen o no. A estos usuarios se les factura mensualmente y pagan diferentes tarifas según el tipo y volumen de los servicios provistos.

Dentro de la categoría de los grandes usuarios, las Sociedades ofrecen tres tipos de servicio. El servicio "total" por el cual las Sociedades cobran por el abastecimiento, transporte y distribución del gas natural al consumidor final. Para los grandes usuarios que han negociado la adquisición de gas natural directamente al abastecedor, un segundo tipo de servicio limita las funciones de las Sociedades al transporte y distribución de gas natural. Tal servicio

limitado tiene lugar principalmente en los casos en los que los grandes usuarios poseen un campo gasífero o tiene participaciones directas e indirectas en el mismo. Un tercer tipo de servicio brinda distribución de gas natural al gran usuario a través de un cargo por distribución. La venta de transporte o transporte combinado y servicios de distribución aumenta el uso eficiente de la capacidad de transporte de las Sociedades, al revender la capacidad de transporte inactiva, en especial durante los meses de verano. El servicio de transporte exclusivo es interrumpible. La tarifa para transporte y distribución, así como también para servicios de transporte exclusivo, consiste en un cargo por unidad de transporte, distribución (si corresponde) y un cargo fijo por factura. Dado que las Sociedades se limitan a transferir el precio del gas natural, el servicio de transporte exclusivo o transporte y servicios de distribución, en tanto que disminuye la venta de gas, no afecta necesariamente el margen de distribución de las Sociedades.

Los clientes más significativos de la categoría de grandes usuarios son centrales eléctricas alimentadas a gas o mixtas y plantas petroquímicas y cementeras. Al 30 de junio de 2001, cuatro plantas de energía y una planta de co-generación registraron aproximadamente el 46 % del volumen de ventas de Pampeana a grandes usuarios. Tres de dichas plantas de energía eléctrica que se encuentran ubicadas en las ciudades de Mar del Plata, Necochea y Villa Gesell, pertenecen a Empresa Social de Energía de Buenos Aires ("ESEBA"), anteriormente una empresa de energía pública. La cuarta planta de energía eléctrica, ubicada en Bahía Blanca, pertenece a Independent Power Co.

Al 30 de junio de 2001, Sur proveyó de gas natural a 13 usinas eléctricas y entregó gas a 11 plantas generadoras de electricidad en el marco de contratos, mientras que los servicios para las demás usinas no se rigen por contratos. Ello se debe a que Sur ha estimado improbable que dichos clientes hagan *by-pass*, y, de otra forma, que se encontraría obligada a conceder ciertos beneficios a un gran usuario en cuanto al precio y a otras condiciones de entrega. Al operar sin un contrato, Sur puede cobrar la tarifa máxima aplicable al servicio interrumpible.

En virtud del sistema nacional regulatorio de energía eléctrica, los generadores de energía conectados a la red nacional despachan en orden ascendente de costo marginal. Como consecuencia, las usinas alimentadas a gas que venden su electricidad a la red nacional no despachan hasta tanto no lo hayan hecho por completo las abastecedoras hidroeléctricas y nucleares más eficientes. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas"*. Las Sociedades consideran que son menos vulnerables a los efectos provocados por los aumentos en la capacidad hidroeléctrica que sirve a la red nacional, pues sólo ocho de las 18 centrales eléctricas abastecidas por las Sociedades (cinco atendidas por Pampeana y cuatro atendidas por Sur) se encuentran conectadas a la red nacional.

Luego de las plantas generadoras de electricidad, las empresas petroquímicas y manufactureras de cemento representan la siguiente clase de clientes más importantes de las Sociedades en términos de ingresos. Entre estos grandes usuarios se encuentra Petroquímica Bahía Blanca S.A.I.C. y Loma Negra C.I.A.S.A. ("Loma Negra"), las cuales tienen contratos a largo plazo con las Sociedades.

El cuadro siguiente muestra los 20 principales grandes usuarios de las Sociedades, el volumen anual de gas natural consumido y el porcentaje de ese gas natural con respecto al volumen total de gas natural vendido por las Sociedades durante el primer semestre de 2001.

Clientes	Sector Industrial	Volumen de gas natural consumido al 30 de junio de 2001		Porcentaje de ventas totales Volumen de las Sociedades		
		Pampeana	Sur	Pampeana	Sur	Pampeana y Sur
		(en MMm^3)			(%)	
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	180	0	9,9	0,0	5,7
ESEBA Necochea	Electricidad	98	0	5,4	0,0	3,1
Energía del Sur S.A.	Electricidad	0	99	0,0	7,5	3,2
Usinas Pico Truncado	Electricidad	0	49	0,0	3,7	1,6
ESEBA Mar del Plata	Electricidad	68	0	3,7	0,0	2,2
Central Térmica Río Grande	Electricidad	0	22	0,0	1,7	0,7
Usina Comodoro Rivadavia	Electricidad	0	38	0,0	2,9	1,2
Central Térmica Ushuaia	Electricidad	0	23		1,7	0,7
Central Térmica Río Gallegos	Electricidad	0	25	0,0	1,9	0,8
Total de Centrales eléctricas		346	256	19,1	19,5	19,2
Plantas de cemento						
Cementos Avellaneda	Cemento	27	0	1,5	0,0	0,9
Loma Negra - Barker	Cemento	28	0	1,5	0,0	0,9
Cementos San Martín S.A.	Cemento	20	0	1,1	0,0	0,6
Petroquímica Comodoro Rivadavia S.A.	Cemento	0	18	0,0	1,4	0,6
Total de plantas de cemento		75	18	4,1	1,4	3,0
Otras industrias						
YPF - DIADEMA	Reservorio	0	49	0,0	3,7	1,6
Cía. Mega	Petroquímica	21	0	1,2	0,0	0,7
YPF Destilería	Petróleo	80	0	4,4	0,0	2,6
YPF Petroquímica	Petroquímica	72	0	4,0	0,0	2,3
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	108	0	5,9	0,0	3,4
CMS Ensenada	Cogeneración	158	0	8,7	0,0	5,0
Indupa S.A.	Petroquímica	26	0	1,4	0,0	0,8
Total otras industrias		465	49	25,6	3,7	16,4
Total		1.816	1.315			

El cuadro siguiente muestra la capacidad contratada firme e interrumpible de los 20 principales grandes usuarios de las Sociedades durante el primer semestre de 2001.

			Capacidad utilizada por grandes clientes al 30 de junio de 2001			
			Pampeana		Sur	
Clientes	Sector Industrial	Plazo inicial del contrato (años)	Firme	Interrumpible	Firme	Interrumpible
			(en m³/diarios)			
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	0,00	0	991.698	0	0
ESEBA Necochea	Electricidad	1,75	0	541.678	0	0
Energía del Sur S.A.	Electricidad	10,00	0	0	542.238	4.012
Usinas Pico Truncado	Electricidad	2,70	0	0	180.792	88.148
ESEBA Mar del Plata	Electricidad	1,75	0	373.718	0	0
Central Térmica Río Grande	Electricidad	0,00	0	0	0	120.832
Usina Comodoro Rivadavia	Electricidad	2,70	0	0	183.774	26.207
Central Térmica Ushuaia	Electricidad	0,00	0	0	0	126.908
Central Térmica Río Gallegos	Electricidad	7,00	0	0	113.414	23.402
Plantas de cemento						
Cemento Avellaneda	Cemento	2,00	35.000	113.654	0	0
Loma Negra - Barker	Cemento	0,00	156.593	0	0	0
Cementos San Martín S.A.	Cemento	0,00	108.048	0	0	0
Petroquímica Comodoro Rivadavia S.A.	Cemento	5,00	0	0	0	100.656
Otras industrias						
YPF Destilería	Petróleo	2,00	30.000	413.938	0	0
Petroquímica Gral. Mosconi S.A.	Petroquímica	2,00	112.000	286.365	0	0
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	5,00	501.037	94.014	0	0
CMS Ensenada	Cogeneración	20,00	873.733	0	0	0
Indupa S.A.	Petroquímica	3,00	145.988	0	0	0
YPF - DIADEMA	Reservorio	3,20	0	54		268.343
Cía. Mega	Petroquímica	1,00	115.571	3.255	3.033	161.524
Total						

Propiedades e instalaciones

Sistema de distribución. Las propiedades de las Sociedades incluyen líneas de distribución y transporte, medidores, bombas, válvulas y controles de presión y flujo. Las Sociedades adquirieron a Gas del Estado un total de aproximadamente 4.681 km de gasoductos (de las cuales 2.195 km pertenecen a Pampeana y 2.486 km a Sur), 17.352 km de ramales y redes de distribución (de las cuales 11.221 km pertenecen a Pampeana y 6.131 km a Sur) y 448.010 km de conexiones a líneas de servicio (de las cuales 315.080 pertenecen a Pampeana y 132.930 de Sur), así como también 927.907 medidores para controlar el consumo de los clientes (de las cuales 627.462 pertenecen a Pampeana y 300.445 de Sur). A junio de 2001, las Sociedades poseían un total de aproximadamente 6.478 km de gasoductos (de las cuales 3.748 km pertenecen a Pampeana y 2.730 km de Sur), 26.805 km de ramales y redes de distribución (de las cuales 17.328 km pertenecen a Pampeana y 9.478 km a Sur).

Los sistemas de distribución transferidos a las Sociedades en 1992 se encontraban en general en buenas condiciones operativas. Sin embargo, desde la transferencia, las Sociedades han llevado a cabo programas de inversiones que incluyen inversiones obligatorias y opcionales a fin de mejorar los sistemas de distribución. Ver en esta sección "-- *Inversiones*". Como parte de sus respectivos programas de inversión, las Sociedades mejoraron sus sistemas de conductos, reemplazando todos los conductos de PVC por materiales de calidad superior, especialmente polietileno, eliminando los conductos de hierro fundido y renovando los de acero. Los conductos maestros de distribución, que comprenden aproximadamente el 80 % del total de la red de gasoductos de las Sociedades, han sido mejorados en forma substancial desde el comienzo de las operaciones. Al 31 de diciembre

de 1992, la red de distribución de las Sociedades estaba compuesta de la siguiente forma: el 2 % de conductos de hierro fundido, el 73 % de conductos de acero, el 24 % de conductos de polietileno y el 1 % de conductos de PVC. A junio de 2001, la red de distribución estaba compuesta de un 0,20 % de conductos de hierro fundido, un 59,0 % de conductos de acero y un 40,8 % de conductos de polietileno.

Las tuberías de acero soldado que componen la mayoría de los conductos de las redes de las Sociedades están protegidas de la corrosión mediante un sistema de protección catódica. Las Sociedades han realizado una revisión completa del sistema de protección anticorrosiva en todos los gasoductos de acero y se encuentra en un proceso de mejoramiento de dichos sistemas de manera tal de asegurar un nivel adecuado de protección. Las Sociedades cuentan con un amplio programa de verificación de fugas en el sistema de distribución que emplea equipos de detección. Los gasoductos en áreas densamente pobladas se revisan anualmente, mientras que en las áreas con menor densidad de población se revisan cada dos años. El personal de las Sociedades dedica en total aproximadamente 25.000 horas por año a la revisión de los gasoductos. Asimismo, las Sociedades disponen de varios equipos de emergencia en toda el área de servicio para responder de inmediato a emergencias durante las 24 horas.

Sistema de transporte. Sur dispone de su propia capacidad de transporte, ya que posee tuberías en paralelo con el gasoducto de TGS que proviene de la cuenca Austral. Durante el período económico de seis meses finalizado en 2001 y 2000, Sur transportó el 30 % del volumen de gas natural distribuido dentro de su sistema utilizando dichas tuberías, que, según la administración, tuvo como resultado un ahorro significativo. Las Sociedades compran gas natural de la cuenca Austral, a la cual se encuentra conectado el gasoducto de Sur, lo que le permite a las Sociedades reducir el costo de transporte.

Inversiones

De acuerdo con sus respectivas Licencias, las Sociedades deben mantener sus sistemas en buenas condiciones. El sistema de seguridad, el diseño, el mantenimiento y las operaciones tradicionalmente se regían por las normas técnicas de Gas del Estado, basadas en modernas normas internacionales vigentes en los Estados Unidos y en Europa. Estas normas han continuado actualizándose después de la privatización. De conformidad con las Licencias, las Sociedades, y las otras distribuidoras de gas privatizadas, deben efectuar ciertas inversiones iniciales durante los cinco primeros años desde el comienzo de sus operaciones.

Además de las inversiones obligatorias, las Licencias establecen otras inversiones no obligatorias que estipulan requerimientos de inversión y otros programas considerados convenientes para el sistema. Las inversiones no obligatorias están orientadas a mejorar el servicio, los sistemas de medición y la productividad de las Sociedades.

El cuadro siguiente detalla el monto de las inversiones de Pampeana, de Sur y de las Sociedades en forma combinada para 2000, 1999 y 1998.

	Inversiones		
	Pampeana	**Sur**	**Pampeana y Sur**
		(en millones de Pesos)	
1998	26,2	24,8	51,0
1999	36,9	20,8	57,7
2000	35,1	20,4	55,5

Las inversiones programadas para 2000 incluyeron proyectos destinados a mejorar las condiciones de trabajo de la instalaciones de las Sociedades como así también otros proyectos dirigidos al estricto cumplimiento de normas ambientales y de seguridad. Otras inversiones están dirigidas a mejorar la capacidad del sistema en respuesta a una creciente base de clientes sin alterar las operaciones.

Las Sociedades esperan realizar, sin perjuicio de que no pueden garantizarlo, inversiones en un monto total de aproximadamente $ 47 millones durante 2001, de los cuales $ 24 millones serán invertidos por Pampeana y $ 23 millones serán invertidos por Sur.

Provisión de gas natural

Contratos de provisión de gas natural. La estrategia de las Sociedades al renegociar contratos de suministro ha sido (i) expandir la cantidad de proveedores y restablecer los volúmenes programados de acuerdo con las obligaciones de la demanda estacional, (ii) disminuir el monto *"take-or-pay"* de cada contrato hasta aproximadamente un 75 % a 80 % y permitir el intercambio de dichos montos entre ambas Sociedades, (iii) buscar los precios más competitivos disponibles, y (iv) asegurar la capacidad de tomar entregas en una fecha posterior por servicio interrumpible que no se hayan utilizado en las fechas estipuladas. Las Sociedades actualmente se abastecen de gas natural en virtud de 19 contratos de suministro diferentes celebrados con 10 productores diferentes que operan en las cuencas Neuquina y Austral. La mayoría de los contratos de suministro se celebran en forma conjunta por ambas Sociedades y generalmente contienen precios levemente inferiores a los promedios de suministro desde esas cuencas, los cuales están denominados en Dólares. En general, los contratos contienen cláusulas flexibles de *"take-or-pay"* que permiten reajustes y postergaciones del cumplimiento de las obligaciones según la modalidad *"take-or-pay"*. Asimismo, estos contratos contienen cláusulas *"delivery-or-pay"* que especifican un monto de entrega y un cronograma a ser cumplido por el proveedor. A fin de cumplir con los compromisos de los clientes del servicio en firme, los contratos de suministro deben asegurarles una adecuada provisión de gas natural en base al monto diario programado que los abastecedores están obligados a proveer. Por otra parte, los contratos estipulan que todos los riesgos surgidos en la entrega de gas natural son responsabilidad asumida por las Sociedades desde su ingreso al sistema de transporte. Cualquier incremento en las tasas de impuesto de las ventas brutas de gas natural es también responsabilidad de las Sociedades según los contratos (estos incrementos se trasladan a los clientes de conformidad con la ley aplicable), mientras que la responsabilidad por la medición del gas natural corresponde al respectivo proveedor y a la empresa de transporte. Las discusiones surgidas de los contratos de suministro pueden dirimirse ante los juzgados federales en Buenos Aires o ante un tribunal arbitral.

Las obligaciones mínimas *"take-or-pay"* de las Sociedades representaron aproximadamente el 85 % de sus volúmenes de reserva programados durante 2000 y durante el primer semestre de 2001, las cuales se mantienen a la fecha del presente Prospecto. Estos volúmenes *"take-or-pay"* no son aplicables en casos de fuerza mayor que afecten los requerimientos de gas natural de las Sociedades o de cualquiera de sus grandes usuarios (como, por ejemplo, plantas de generación eléctrica), sujeto a notificación y verificación. En aquellos casos en que las Sociedades paguen por gas natural que no hayan recibido realmente, pueden solicitar que ese gas les sea entregado en una fecha futura, en ciertos casos, dentro de un año a partir de la facturación. Las Sociedades no podrán postergar las entregas más allá del período estipulado. Hasta la fecha, las Sociedades no han tenido que abonar por volúmenes *"take-or-pay"* no utilizados ya que siempre han usado las cantidades contratadas, o en cierto caso en que no se utilizó totalmente un monto *"take-or-pay"* de un proveedor debido a un error de despacho, la diferencia fue reajustada durante los meses siguientes. Debido a los niveles de volúmenes de gas contratados según la modalidad *"take-or-pay"* y a la flexibilidad prevista por varias disposiciones contractuales, las Sociedades consideran improbable que estas disposiciones de los contratos de suministro generen una obligación significativa por el gas no tomado. Sin embargo, el riesgo de las Sociedades por obligaciones *"take-or-pay"* se ve afectado por una serie de factores que escapan a su control. Según las cláusulas *"take-or-pay"* contenidas en los contratos de provisión, los proveedores deben indemnizar a las Sociedades por cualquier gasto incurrido en caso de que un proveedor no cumpla con los volúmenes de gas estipulados.

De acuerdo con los contratos de suministro, las Sociedades pueden reducir sus compras mensuales programadas si cualquiera de sus clientes decidiera adquirir el gas natural directa o indirectamente del proveedor. El volumen de gas natural que puede deducirse del volumen programado debe ser igual al volumen previamente consumido por el usuario que se desconecta. Los volúmenes contratados por las Sociedades les permiten satisfacer actualmente sus requerimientos en firme sin recurrir al mercado "spot" recientemente creado. Actualmente, las Sociedades pueden suspender las ventas interrumpibles cuando la demanda en firme así lo requiera, o pueden recurrir al mercado "spot" si el crecimiento de la demanda residencial supera las provisiones en firme contratadas en la actualidad. Además las Sociedades utilizan patrones de demanda complementarios entre sus áreas de servicio y en las provisiones de gas natural para satisfacer los requerimientos de picos de demanda en firme y para cumplir con sus obligaciones *"take-or-pay"*. Si bien la mayoría del gas natural es entregado a los clientes de las Sociedades, Pampeana suministra gas a TGS para la extracción de líquidos y ambas Sociedades le pagan con gas natural a TGS por el transporte de gas natural y las pérdidas de compresión.

Proveedores. El mayor proveedor de las Sociedades es YPF, el cual provee gas natural en virtud de dos contratos a siete años que vencen en diciembre de 2003 y septiembre de 2003, tres contratos a 10 años (uno con vencimiento en diciembre de 2008 y los restantes con vencimiento en febrero de 2009) y dos contratos a cinco años con vencimiento en diciembre de 2003. Dichos contratos representan el 42 % de los requisitos de suministro de las Sociedades. El restante 58 % de los requisitos de suministro de las Sociedades es cubierto por contratos celebrados con Total Austral S.A., Pan American Energy, Pioneer Natural Resources Argentina, Pérez Companc S.A. ("Pérez Companc"), Chevron, Petroquímica Comodoro Rivadavia S.A., Pluspetrol S.A., Tecpetrol S.A., Roch S.A., Petrolera Argentina San Jorge S.A., Vintage Oil Argentina Inc. y Albanesi S.A.

Las Sociedades actualmente adquieren alrededor del 31 % del gas natural a través de contratos de provisión con productores de la cuenca Neuquina y aproximadamente el 44 % mediante contratos de provisión con productores de la cuenca Austral. Estas fuentes de abastecimiento les brindan acceso a las provisiones de gas natural más económicas en la Argentina en términos de costos de producción y transporte, como es el caso de la cuenca Neuquina, y a las más baratas en cuanto a precio en boca de pozo, como es el caso de la cuenca Austral. Las Sociedades adquieren asimismo aproximadamente 24 % de gas natural a través de contratos de suministro para producción de la cuenca del Golfo de San Jorge (otra fuente relativamente económica considerando los costos de producción y transporte). Las Sociedades consideran que el suministro de gas natural desde la cuenca Austral continuará ofreciendo ventajas de precio en relación con el suministro de las cuencas Neuquina y Noroeste, las cuales debido a su más fácil acceso y capacidad de transporte superior, tienen una mayor demanda. Si bien en la actualidad la cuenca Austral representa solamente el 21 % del total de la provisión de gas en la Argentina, en el caso de que el costo de producir un volumen adicional desde dichas cuencas se tornara económicamente más atractivo, las Sociedades estiman que la actual conexión de su red a la cuenca Austral puede colocarlas en una posición superior a fin de incrementar su capacidad futura. A fin de que la producción de la cuenca Austral llegue a Buenos Aires, donde se halla la terminal del gasoducto de TGS, con su presión y volumen correctos, deben extraerse ciertos volúmenes de gas a lo largo del recorrido del gasoducto. En consecuencia, los compradores de los volúmenes extraídos, tales como las Sociedades, pueden adquirir tanto capacidad de transporte como suministro a un costo inferior al cobrado a los usuarios ubicados en otros puntos del gasoducto.

Precios del gas natural. Con anterioridad a 1994, las Sociedades compraban el gas natural en virtud de contratos de suministro transferidos por Gas del Estado. El precio del gas natural comprado en virtud de esos contratos estaba fijado en U$S 0,97 por millón de BTU, precio que estaba regulado por el Gobierno. De conformidad con la Ley de Gas Natural y el Decreto N° 2.731/93, el precio del gas natural se desreguló a partir del 1 de enero de 1994. Ciertos contratos de suministro de la Sociedad estipulan que si el precio contractual difiere en un porcentaje estipulado del precio de mercado (según se determina en virtud de los precios cobrados por YPF), las Sociedades y el proveedor acordaran un ajuste para las modificaciones del precio del gas en boca de pozo. El precio promedio aplicable a las Sociedades en forma combinada durante 2000 fue de U$S 1,18 por MMBTU.

A pesar de que el precio del gas natural en boca de pozo fue desregulado en 1994, los precios continúan bajo la influencia de los precios fijados por YPF, que produce en la actualidad aproximadamente el 37 % del gas natural en la Argentina (producción propia más el gas vendido por YPF pero producido por terceros). Se espera que los precios reflejen un método de costos "*citygate*" unificado, en el cual el gas natural suministrado a Buenos Aires determina el patrón de ajuste de la industria, y las provisiones desde los yacimientos más alejados de la ciudad de Buenos Aires, como aquellos ubicados en las cuencas Noroeste, Tierra del Fuego y Austral, reducirán su precio en relación con las fuentes más cercanas debido a mayores costos de transporte.

Los aspectos del mercado no relativos al precio continuarán sujetos a la reglamentación oficial vigente. En relación con la desregulación del precio del gas natural efectuada en enero de 1994, el Decreto N° 2.731/93 estableció un registro de todos los contratos de compra y venta de gas natural. Los vendedores y compradores de gas natural deben registrarse e informar en cuanto a volúmenes, precios, puntos de envío y entrega, y convenios que limiten o desvirtúen la competencia; esta información será tratada en forma confidencial por el Gobierno. En virtud de estas reglamentaciones, a las empresas distribuidoras (incluyendo las Sociedades) se les permite adquirir no más del 20 % de su provisión de gas natural en el mercado de gas natural a corto plazo (inferior a seis meses). Se podrá dispensar el límite para las compras de gas natural en el mercado a corto plazo en caso de fuerza mayor o ante un aumento de la competencia, en cuyo caso pueden permitirse adquisiciones de hasta un 40 % en el mercado a corto plazo.

Transporte de gas natural

Los Contratos de Transporte. Desde la privatización de Gas del Estado y la creación de empresas transportadoras y distribuidoras, las Sociedades recibieron de Gas del Estado los derechos de recibir servicios de transporte de gas natural. La capacidad inicial en firme asignada a Pampeana fue de 7,9 MMm^3 de gas natural por día y la capacidad inicial firme asignada a Sur de 9.0 MMm^3 de gas natural por día. Los contratos firmados con TGS, y modificados con posterioridad, entre otras cosas, para aumentar la asignación de la capacidad, establecieron la capacidad de transporte de las Sociedades en el sistema de TGS. La capacidad adicional de transporte la establece Sur que en 2000, transportó aproximadamente el 30 % del total de su demanda.

Los gasoductos de transporte de TGS, llevan el gas natural desde las fuentes de abastecimiento en la cuenca Austral y la cuenca Neuquina, hasta el ingreso al sistema de distribución. Actualmente TGS transporta el 64 % del gas natural consumido en la Argentina. Los clientes de TGS incluyen, entre otros, a las cuatro empresas distribuidoras ubicadas en el sur argentino (las Sociedades, Metrogas S.A. y Gas Natural BAN S.A.). En 2000, las Sociedades adquirieron aproximadamente el 40 % del total de gas natural transportado por TGS. Las instalaciones actuales de transporte de gas natural en la Argentina resultan en general suficientes para satisfacer la demanda vigente en los territorios atendidos por las Sociedades. Sin embargo, el servicio interrumpible de gas natural en los territorios de la Sociedad puede verse restringido durante el invierno por la limitada capacidad del sistema de transporte de gas natural.

Las Sociedades han celebrado contratos de transporte con TGS a mediano y a largo plazo (6 a 12 años) (los "Contratos de Transporte") con vencimientos entre 2002 y 2009. Tales contratos fijan una capacidad y un volumen máximo de transporte, y asigna dicha capacidad entre las localidades abastecidas en esa región de conformidad con algunas tasas establecidas. TGS no puede reducir ni interrumpir su servicio salvo bajo circunstancias limitadas, y debe suministrar el gas natural a un nivel de presión determinado en cada punto de entrega. Todos los contratos en firme establecen que si un usuario se desviara de las redes de distribución de las Sociedades, éstas pueden reducir su capacidad de transporte reservada por el volumen promedio de consumo diario por parte del usuario que realice el *by-pass*. En junio de 1998, TGS informó a Pampeana que podría asignar una capacidad diaria de 500.000 m^3 de 9.300 $KCal/m^3$ para Pampeana, entre Chubut y Buenos Aires, desde el 1° de junio de 1999 hasta el 1° de junio de 2009. A fin de mejorar la capacidad durante los picos de demanda en firme, en 2001, las Sociedades han celebrado contratos para satisfacer picos de demanda por un total de aproximadamente 1,6 MMm^3 por día.

TGS está autorizada a cobrar una tarifa tomando como base la distancia en la que el gas natural se transporta, pero a su vez, las Sociedades deben pagar asimismo a lo largo de todo el año una capacidad firme, con cargos *take-or-pay* a fin de reservar la capacidad de transporte durante los períodos pico de demanda. El precio básico que se paga por el transporte se fija para los cinco primeros años de cada contrato y solamente puede ajustarse semestralmente de acuerdo con las variaciones del PPI. Los cargos de transporte estipulados en los Contratos de Transporte están calculados en Dólares (aunque se los pague en Pesos) y pueden ajustarse semestralmente para reflejar cambios en el PPI. Cualquier cambio en las tarifas de transporte podrá trasladarse a los clientes de las Sociedades, previa aprobación del ENARGAS. Ver en esta sección "-- *Tarifas*".

Aumento y reasignación de la capacidad de transporte. La capacidad de transporte inicial de las Sociedades les fue asignada en base a sus necesidades anticipadas y a la capacidad del sistema en la época de la transferencia desde Gas del Estado. Si bien ha sido posible aumentar la capacidad mediante la aplicación de mayor compresión en los gasoductos existentes, cualquier incremento significativo de la capacidad de transporte se hallará limitado en el corto plazo o requerirá inversiones en gasoductos, lo cual es bastante más costoso que la compresión.

Luego del comienzo de las operaciones en diciembre de 1992, Pampeana consideró que su capacidad de transporte asignada en la privatización era inadecuada para satisfacer los requerimientos de sus usuarios y cumplir con sus objetivos de crecimiento. Consecuentemente, Pampeana decidió adquirir capacidad de transporte en firme adicional. A julio de 2001, Pampeana tenía una capacidad de transporte de 11,780 MMm^3 diarios. Sur posee una capacidad de transporte de 7,100 MMm^3 diarios, que generalmente suministra la cantidad suficiente para satisfacer las necesidades de sus clientes. Por consiguiente, las Sociedades consideran que mediante la coordinación de sus capacidades de transporte y de las demandas de sus sistemas podrían disponer de una capacidad de transporte suficiente para satisfacer la demanda de sus clientes interrumpibles. Como consecuencia de sus esfuerzos para reasignar capacidades durante los primeros tres años de las operaciones, las Sociedades no pretenden por el momento modificar de manera significativa su capacidad de transporte reservada.

Oportunamente las Sociedades, de conformidad con la Resolución N° 419/97 del ENARGAS, utilizan patrones complementarios de demanda de sus territorios para intercambiar la capacidad de los gasoductos. Mientras que durante los momentos de alta demanda casi todas las asignaciones de gas natural de las Sociedades están enfocadas a brindar servicio en firme, los períodos de baja demanda dan lugar a una capacidad ociosa. La capacidad de transporte puede ser (y de hecho ha sido) reasignada temporaria o permanentemente por TGS y la Sociedades para brindar un mejor servicio. ENARGAS tiene el poder de reducir o reasignar a terceros las porciones de la capacidad ociosa en firme de las empresas distribuidoras.

En 1997, el ENARGAS aprobó la Resolución 419/97 que regula la reventa de la capacidad de transporte. Dicha resolución, que fue sometida a la opinión de las empresas transportadoras y distribuidoras, permite a cualquier "cargador" (por ejemplo una empresa distribuidora o un gran usuario) adquirir a corto plazo la capacidad de transporte ociosa de una empresa distribuidora que ofrezca la venta de esta capacidad. Varios de los participantes del mercado han objetado esa resolución debido a que puede traer aparejada la consecuencia de alentar a los grandes usuarios a abandonar el servicio de sus distribuidores locales para adquirir el gas natural a un costo inferior en el mercado spot. Tales objeciones apuntan a que más que promover el uso eficiente de la capacidad en exceso del sistema, el mercado al contado se convertiría en una alternativa para empresas distribuidoras de gas natural enroladas en una competencia destructiva por el precio en la cual cada una de ellas se vería obligada a vender su aumento de capacidad en exceso, resultado de la pérdida de los grandes usuarios, a un precio inferior. En tanto las Sociedades consideran alternativas para mitigar la diferencia de precios, no pueden asegurar que dicha resolución no les producirá un efecto adverso.

En 1995, a fin de complementar su capacidad de transporte reservada con TGS, Pampeana celebró un contrato con Transportadora de Gas del Norte S.A. ("TGN") por 120 Mm^3 diarios de capacidad firme. En 1996, Pampeana y TGN acordaron aumentar dicha capacidad firme a 250 Mm^3 diarios a partir del 1 de octubre de 1996. El contrato con TGN vence el 1° de julio de 2002. El volumen de gas natural transportado a través del sistema de TGN representa actualmente alrededor del 2,4 % de la totalidad de la capacidad de transporte reservada de Pampeana. Desde el 15 de mayo de 2000, Total Austral ha provisto 0,5 MMm^3 diarios de capacidad de transporte en firme para la ruta de suministro Tierra del Fuego - Buenos Aires a través de un contrato a 10 años.

Tarifas

Generalidades. Mediante la Ley de Gas Natural y el Decreto N° 2.255/92 por el cual se aprobaron las Licencias otorgadas a las Sociedades, quedaron determinadas las tarifas que pueden cobrar las Sociedades por la distribución de gas natural. La Ley de Gas Natural establece el precio del gas natural vendido por las empresas distribuidoras como la suma de los siguientes rubros: (i) el costo del gas natural comprado en el punto donde ingresa al sistema de transporte, (ii) el costo de transporte, y (iii) una tarifa de distribución regulada por ley. La tarifa de distribución debe ser suficiente para permitir que las Sociedades tengan un retorno razonable sobre el capital, congruente con el que corresponde a otras empresas en la economía con niveles similares de riesgo, mientras que además se vean reflejados los progresos en la eficiencia de las Sociedades. En virtud de la Ley de Gas Natural, las tasas de distribución están sujetas a ajustes periódicos y automáticos, ajustes a índices especiales, ajustes por modificaciones de las tasas impositivas y una revisión quinquenal de todo el procedimiento de ajuste. El ENARGAS es responsable de la revisión y el ajuste periódico de la tarifa de distribución, de acuerdo con las políticas establecidas por la Ley de Gas Natural y las Licencias correspondientes, así como de una revisión quinquenal de la metodología y objetivos del sistema de ajuste de tarifas. La revisión quinquenal fue realizada en 1997 y los ajustes entraron en vigencia el 1° de enero de 1998.

Las tarifas se determinan con referencia a una subzona, con un programa de tarifas aprobado para cada una de ellas. Las variaciones en las tarifas aplicables a cada subzona reflejan, entre otros factores, la distancia recorrida para distribuir el gas.

La siguiente tabla muestra las tarifas máximas de las Sociedades en vigencia desde mayo de 2001 para cada segmento de clientes en una subzona (Buenos Aires) de Pampeana y una subzona (Chubut-Sur) de Sur.

Categoría / Tipo de servicio	Tarifa máxima al 30 de junio de 2001	
	Pampeana	Sur
	(en Pesos)	
Residencial		
Cargo fijo por factura	7,529655	7,521847
Consumo de gas natural *(Pesos por m³)*	0,134899	0,075265
Factura mínima	11,761871	9,768632
Comercial - pequeños volúmenes (Categoría "P")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³)* 0-1000 m³	0,123532	0,070357
1001-9000 m³ *(Pesos por m³)*	0,115707	0,065475
más de 9000 m³ *(Pesos por m³)*	0,107885	0,059614
Factura mínima	11,738711	9,768632
Comercial - grandes volúmenes (Categoría "G")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³/día de reserva)*	0,807623	0,592330
0-5000 m³ *(Pesos por m³)*	0,081378	0,054056
más de 5000 m³ *(Pesos por m³)*	0,076488	0,050146
Comercial - otros		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural *(Pesos por m³)*		
Subdistribuidores	0,090588	0,056087
Estaciones de GNC	0,093651	0,059826
Grandes usuarios - interrumpible/firme (conectados al sistema de distribución)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme *(Pesos por m³)*	0,077252	0,047212
Consumo de gas natural interrumpible *(Pesos por m³)*	0,077229	0,047280
Cargo mensual por capacidad reservada - servicio en firme *(Pesos por m³/día de reserva)*	0,451877	0,157158
Grandes usuarios - interrumpible/firme (conectados al sistema de transporte)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme *(Pesos por m³)*	0,071100	0,044138
Consumo de gas natural interrumpible *(Pesos por m³)*	0,071093	0,044208
Cargo mensual por capacidad reservada - servicio en firme *(Pesos por m³/día de reserva)*	0,400721	0,105982

Los márgenes de distribución difieren por clase de cliente y tienen por objeto permitir a la empresa distribuidora recuperar sus costos razonables, impuestos, depreciación, así como también una tasa de retorno razonable. Se requiere que el nivel del retorno permitido sea adecuado teniendo en cuenta los márgenes obtenidos sobre inversiones de riesgo similar en otras áreas de la economía. La tarifa de distribución también se aplica a suministros a clientes que han acordado sus propias provisiones y transporte, siempre que el cliente utilice las instalaciones de distribución de las Sociedades. Ver la sección "*Análisis de la situación patrimonial y resultado de las operaciones - - Clientes y tarifas*". La tarifa facturada a los consumidores finales también se ajustará periódicamente para reflejar las variaciones en el costo de transporte que pagan las Sociedades. Sin embargo, el ajuste varía para cada clase de cliente. Las empresas distribuidoras de gas natural pueden ofrecer descuentos sobre las tarifas aprobadas que reflejen una reducción en su tasa de retorno, siempre que no sean efectuados de manera discriminatoria y que la tarifa resultante del descuento no quede por debajo de los costos. La pérdida de ganancias por el descuento no podrá recuperarse de otros clientes.

Ajustes periódicos de tarifas. Las tarifas de distribución son ajustadas automáticamente cada semestre de acuerdo con las variaciones en el PPI. Dichos ajustes incluyen el ajuste del PPI para los costos de transporte. Las tarifas también se modificarán semestralmente en mayo y octubre, sujeto a la aprobación del ENARGAS, a fin de

reflejar las variaciones en el costo del gas natural. Finalmente, las tarifas de distribución serán además ajustadas de acuerdo con los cambios en los costos de transporte del gas natural en los ajustes semestrales. Las bases para el cálculo de las tarifas del transporte y la distribución del gas natural son reguladas por el ENARGAS. La metodología para hacer los índices que contempla la Ley de Gas Natural y las licencias de las empresas transportadoras y distribuidoras de gas natural se denomina metodología "precio tope con revisión periódica", un tipo de regulación por incentivos que permite a las sociedades reguladas apropiarse de una porción de los beneficios económicos que surjan de la operación eficiente.

Ajustes por modificaciones en el PPI. Las tarifas iniciales para la distribución de gas natural se fijaron durante la privatización de Gas del Estado por un período de cinco años con vencimiento el 31 de diciembre de 1997, sujetas a un ajuste semestral como resultado de cambios en el PPI y en otras circunstancias incluyendo cambios en índices impositivos correspondientes. Las tarifas de distribución son ajustadas en forma semestral (enero y julio) a fin de reflejar los cambios en el PPI. El ajuste por PPI se aplica a algunos de los componentes de la tarifa de distribución, incluyendo los costos de transporte y excluyendo las compras de gas natural. Asimismo, el ajuste por PPI puede verse afectado por la aplicación de los factores "x" y "k" a la tarifa de distribución. Ver "Revisión quinquenal de tarifas". A principios de 2000, el Gobierno adoptó el Decreto N° 669/2000 en virtud del cual se requería a las empresas distribuidoras de gas que difieran la aplicación automática del ajuste de la tarifa semestral por PPI (en vigencia desde el 1° de enero de 2000) hasta julio de 2000. El decreto establecía que se trasladaría el ajuste de tarifas a los clientes. El 17 de julio de 2000, las Sociedades acordaron con el Gobierno extender la aplicación del ajuste por PPI hasta el 30 de junio del 2002, tras lo cual se recuperaría el ajuste por PPI en 24 cuotas incluyendo interés. El ajuste acordado fue impedido el 18 de agosto de 2000 por un Juzgado Nacional que suspendió la aplicación del Decreto N° 669/2000 en respuesta al pedido del Defensor del Pueblo de la Nación. El 30 de agosto de 2000, el ENARGAS notificó a las Sociedades que autorizaría las tarifas en vigencia con anterioridad a la suspensión del decreto (excluyendo el efecto del PPI).

El 7 de septiembre de 2000, los accionistas de la Sociedad notificaron al Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 que, de conformidad con los procedimientos específicos de solución de controversias previstos en los artículos VII del Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por la ley N° 24.124 y el artículo 8 del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por la ley 24.122, que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Solución de Disputas Relativas a Inversiones (CIADI), dependiente del Banco Mundial, las Sociedades se vieron obligadas a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, las Sociedades enviaron una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos y la República Italiana. Asimismo, solicitaron la revocación de la Nota N° 3.480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando, por ende, la aplicación de los cuadros tarifarios que se enviaron a esa Autoridad de Aplicación el 16 de junio de 2000.

Las Sociedades solicitaron al ENARGAS que autorice los ajustes de las tarifas hasta tanto el tribunal emita una resolución definitiva. El ENARGAS apeló dicha medida ante la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal. Asimismo, el Gobierno apeló también la medida cautelar en cuestión. Con fecha 5 de octubre de 2001, la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal confirmó la medida cautelar dispuesta por el tribunal de primera instancia. Dicha resolución será apelada mediante la interposición de un recurso extraordinario ante la Corte Suprema de Justicia de la Nación. Asimismo, el tribunal de primera instancia aún no ha analizado la cuestión de fondo planteada. El ENARGAS continúa autorizando únicamente los cuadros tarifarios en vigencia con anterioridad a mayo de 2000 (excluyendo el ajuste por PPI). El Gobierno aseguró que, a pesar del diferimiento, respetará todos los compromisos asumidos en virtud de las Licencias y los Documentos de la Privatización. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Ajustes por modificaciones de los costos de transporte y en el suministro. Con posterioridad a la revisión quinquenal del ENARGAS de las tarifas de distribución realizada en 1997, se ajustaron las tarifas en forma semestral (enero y julio) a fin de reflejar el precio promedio de adquisición de la capacidad de transporte de cada empresa distribuidora de gas.

En agosto de 1994, el Gobierno promulgó el Decreto N° 1.411/94, que faculta al ENARGAS a limitar el traslado del aumento de los precios del gas natural a precios que solamente pueden exceder el precio en el mercado para cantidades de gas similares en condiciones similares, en caso que determine que los contratos de suministro de una empresa distribuidora de gas natural no se originaron a raíz de operaciones abiertas y competitivas. Si bien las Sociedades consideran que pueden cumplir con estas cargas, también estiman que el Decreto N° 1.411/94 puede aumentar la probabilidad de que el ENARGAS examine más estrictamente las solicitudes para el traslado de los costos del gas natural. Si el ENARGAS determina que el contrato no reúne dichas condiciones, exigirá que el gas se suministre a los usuarios a un precio que refleje términos existentes en situaciones y volúmenes similares. Si, por ese motivo, el ENARGAS objetara el aumento propuesto, debe informar a la empresa distribuidora dentro de un período determinado. Aún si se permite que las Sociedades trasladen completamente el costo del gas natural suministrado a los consumidores finales, los incrementos afectarían adversamente las ventas de las Sociedades como consecuencia de la elasticidad en el precio de la demanda, especialmente entre los consumidores con acceso a los combustibles alternativos. Ver la sección *"La industria argentina del gas natural"*. Como el ENARGAS limita sus revisiones a términos específicos tales como el precio y la competitividad en el suministro de gas antes de autorizar cualquier traslado de un aumento de los precios de compra de gas en las tarifas de las Sociedades, las Sociedades consideran que la falta de aprobación del ENARGAS de un aumento en las tarifas no tendría efecto sobre la validez o ejecución de dichos contratos.

Las Sociedades presentan en septiembre y abril el cuadro tarifario propuesto para el período estacional octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas previstas en el contrato de compra de gas natural en boca de pozo para dicho período y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período anterior. A partir de la desregulación del precio del gas natural en boca de pozo, en enero de 1994 hasta el 31 de diciembre de 2000, el precio del gas natural pagado por las Sociedades aumentó aproximadamente un 40 % para el gas natural de Neuquén y disminuyó en aproximadamente un 10 % para el gas natural de la cuenca Austral.

Las Sociedades y el ENARGAS han disentido en cuanto al traslado de los aumentos en el costo del gas natural en cuatro oportunidades. Con respecto a los períodos tarifarios entre octubre de 1994 y abril de 1995 y octubre de 1995 y abril de 1996, las Sociedades propusieron un traslado de aumentos a fin de reflejar la variación de los precios del gas natural en boca de pozo desde diciembre a enero de cada uno de esos períodos, de conformidad con las disposiciones de sus contratos de suministro. Luego de analizar la propuesta de las Sociedades y de una audiencia pública el ENARGAS aprobó los aumentos en las tarifas, en forma no retroactiva, desde marzo de 1995 y 1996 pero resolvió limitar el traslado de los aumentos de precios de la Sociedad previstos para enero y febrero de 1995 y 1996, argumentando que ciertos contratos de algunas distribuidoras no mostraron aumentos similares durante los meses de verano cuando las Sociedades se enfrentan con los períodos de menor demanda de gas. Las Sociedades apelaron la decisión del ENARGAS alegando que es contraria al marco regulatorio. En respuesta a la apelación, el entonces Ministerio de Obras y Servicios Públicos ratificó la decisión del ENARGAS. En el mes de septiembre de 1997, las Sociedades y otras empresas distribuidoras de gas de la Argentina reclamaron un traslado correspondiente a los períodos de tarifas comprendidos entre los meses de octubre de 1997 y abril de 1998, reclamo que fue parcialmente denegado por el ENARGAS. El rechazo del ENARGAS estaba fundado en que las Sociedades (y los demás solicitantes) efectuaron el pago del gas natural de conformidad con una fórmula de tasa ajustable. Posteriormente, el ENARGAS aprobó el traslado solicitado por las Sociedades correspondiente al período de mayo de 1998, a pesar de que el precio del gas para dicho período fue calculado también sobre la base de la fórmula de ajuste. En el mes de mayo de 1999, las Sociedades (y las demás empresas distribuidoras) reclamaron el traslado de un ajuste de los precios del gas correspondiente al período de tarifas comprendido entre los meses de mayo de 1999 y septiembre de 1999. El ENARGAS rechazó en forma parcial el traslado correspondiente al período en cuestión. Las Sociedades solicitaron sin éxito al ENARGAS que reconsidere su rechazo parcial y el caso fue enviado al Ministerio de Economía. Las Sociedades no pueden actualmente determinar la probabilidad de que se haga lugar a su reclamo. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Limitación de trasladar aumentos en el precio del gas natural a las tarifas"*.

Ajustes por modificaciones impositivas. Las variaciones de costos de las Sociedades que sean causadas por cambios en la legislación impositiva (con la excepción del impuesto a las ganancias o su reemplazo) pueden dar lugar a ajustes de tarifas de distribución, según la forma en que resulten afectadas las Sociedades.

Ajustes especiales. Asimismo, el ENARGAS habrá de considerar los pedidos de revisión de las tarifas de distribución fundamentados en circunstancias especiales. Además, después de la primera revisión quinquenal del sistema de ajuste, las tarifas de distribución podrán ser revisadas teniendo en cuenta la variación de factores tales como la eficiencia y el nivel de inversión de las Sociedades.

Revisión de tarifas quinquenal. De acuerdo con los términos de la Ley de Gas Natural y los Documentos de la Privatización, el ENARGAS es responsable de la determinación de las tarifas de distribución vigentes durante el período de cinco años a partir del 1° de enero de 1998. Las Licencias establecen un período en el cual ENARGAS debe proponer ajustes tarifarios que permitan a las empresas distribuidoras tener seis meses para realizar observaciones relativas a dichas proposiciones. Aunque no existen seguridades de que las normas a ser promulgadas por el ENARGAS darán como resultado tarifas de distribución que permitan a las Sociedades lograr en el futuro niveles específicos de ganancias, la Ley de Gas requiere que en la formulación de dichas normas el ENARGAS le proporcione a las empresas distribuidoras (i) la oportunidad de percibir los ingresos suficientes para recuperar todos los costos operativos aplicables al servicio dentro de lo razonable, impuestos y depreciación y (ii) un margen de ganancia razonable, determinado en relación a un margen de negocios con riesgo, eficiencia y calidad de servicio comparables. El ENARGAS estableció las reglas para la determinación de las tarifas en mayo de 1996, para el período de cinco años que finaliza en 2002.

Las tarifas pueden ajustarse por un factor de eficiencia y un factor de inversión (ambos fijados en cero para el período inicial de cinco años). El factor de eficiencia (el factor "x") genera una reducción anual en las tarifas, de acuerdo con un programa, teniendo en cuenta que la eficiencia operativa disminuirá los costos de las empresas distribuidoras en los próximos años. La inclusión del factor de eficiencia en el sistema de precios también le proporciona a la empresa distribuidora un incentivo para reducir costos; si la empresa distribuidora puede disminuir sus costos más rápidamente que las reducciones impuestas por el factor de eficiencia, tales reducciones pueden incrementar las ganancias; si la empresa distribuidora no alcanza o supera esa tasa, el déficit reduce sus ganancias. El ajuste que refleja la eficiencia es propuesto por el ENARGAS basado en los planes específicos de mejoras a la eficiencia que presenten las Sociedades, tomando en cuenta los ahorros de costos esperados y la inversión requerida para la implementación de dichos planes. Se requiere que el ENARGAS proponga el factor de eficiencia para cada Sociedad antes de los doce meses previos al comienzo del período de cinco años al cual se aplica. Las Sociedades tienen un período de cuatro meses para responder a la propuesta del ENARGAS. El ENARGAS, a su vez, deberá fijar el factor de eficiencia final antes de transcurridos los seis meses previos al comienzo del período de cinco años correspondiente.

En relación con el ajuste tarifario, las Sociedades también presentan al ENARGAS todos sus programas de inversión relacionados con el crecimiento de la demanda. Dado que las tarifas existentes no dan cuenta de tales inversiones, estas deberán pagarse por todos los usuarios de las subzonas afectadas. El coeficiente de inversión (el factor "k") solamente puede aplicarse cuando la inversión propuesta afecta una parte importante de la población de una subzona. Este factor funciona incrementando las tarifas y está diseñado para otorgar a las Sociedades los ingresos que garanticen una tasa de retorno (13,1 %) determinada por el ENARGAS para las inversiones requeridas por la expansión.

En el mes de junio de 1997, el ENARGAS aprobó los planes de inversión de las Sociedades para el período de cinco años que finaliza en 2002. Se espera recuperar las inversiones aprobadas, las cuales no se encuentran previstas en el cuadro tarifario actual, a través de las tarifas revisadas informadas por el ENARGAS. El 30 de junio de 1997, el ENARGAS aprobó, mediante la Resolución N° 468/97, la revisión quinquenal correspondiente al período de cinco años que finaliza en el año 2002, la cual fija los valores de los factores "x" de 4,5 % y 4,6 % para Pampeana y Sur, respectivamente. Las Sociedades consideran que la disminución de las tarifas causadas por el factor "x" serán parcialmente compensadas mediante la introducción de servicios no regulados, sujeta a la revisión del ENARGAS, y proyectos en materia de eficiencia. En el mes de octubre de 1997, el ENARGAS definió asimismo un factor de inversión "k", fijando la tasa de 13,1 % para el recupero de las inversiones de ambas Sociedades. En octubre de 1997, el ENARGAS aprobó las inversiones que comprenden el Gasoducto Saturno - La Pampa en el caso de Pampeana y los gasoductos que suministrarán a las áreas Cordillerana, Río Gallegos, Trelew y una planta de compresión en Río Grande en el caso de Sur. Al momento de la finalización de dichos proyectos,

las tarifas, sujetas a la aprobación del ENARGAS, sufrirán un incremento en la región correspondiente, de conformidad con lo dispuesto en las Licencias. Durante el año 1998, las Sociedades realizaron la totalidad de las inversiones previstas y el ENARGAS aprobó el factor "k" correspondiente a cada una de ellas.

En relación con la segunda revisión quinquenal de tarifas, el ENARGAS anunció que aplicará el método de "revisión global de tarifas" (*full rate case*) a fin de fijar las tarifas para próximo período de cinco años, en lugar de emplear únicamente el factor de eficiencia "x" y el factor de inversión "k", que el ENARGAS aplicó en el primer ajuste de la revisión de tarifas. El método de "revisión global de tarifas" comprende tasas basadas en alcanzar los niveles de ingresos acordados por las empresas distribuidoras de gas y el ENARGAS. Las Sociedades se encuentran actualmente recabando información relativa a los costos de los servicios y las inversiones a fin de presentarla al ENARGAS. El ENARGAS y las Sociedades esperan finalizar a más tardar el 30 de junio de 2002 su análisis de las nuevas tarifas a ser aplicadas a partir del 1° de enero de 2003. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Incertidumbre acerca de las nuevas tarifas para los próximos cinco años*".

Operador

El operador técnico de las Sociedades es Camuzzi Argentina. El operador provee su servicio técnico a cada Sociedad de acuerdo con un Contrato de Asistencia Técnica celebrado con cada una de ellas de ocho años de duración, plazo que puede ser extendido por las partes o renovado en virtud de un contrato similar. De conformidad con los Contratos de Asistencia Técnica que finalizaron en diciembre de 2000, Camuzzi Argentina debe brindar asesoramiento a las Sociedades en las siguientes materias: (i) cumplimiento de las operaciones técnicas y regulatorias normales inherentes a un sistema de distribución de gas natural, incluyendo la reparación o el cambio de todo equipo que no cumpla con dichas operaciones técnicas normales, (ii) análisis de las operaciones y presupuestos y control de la ejecución presupuestaria, (iii) seguridad, dependencia y eficiencia de sus servicios y operaciones, (iv) cumplimiento de las leyes y reglamentaciones aplicables, (v) mantenimiento preventivo y de rutina y (vi) entrenamiento de sus recursos humanos. La experiencia y pericia técnica de Camuzzi Argentina deriva de las actividades de su controlante en materia de distribución de gas natural en Italia. Ver la sección "*Composición accionaria -- Accionistas principales*". Los servicios de Camuzzi fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costos de ventas. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Competencia

Además de las Sociedades, existen otras siete empresas habilitadas para distribuir o transportar gas natural en la Argentina. Debido a que a cada distribuidora se le ha asignado un área específica que no se superpone a ninguna otra, no compiten entre sí. Sin embargo, las empresas de suministro y de transporte de gas natural pueden contratar directamente con los usuarios, especialmente los grandes usuarios industriales y clientes comerciales con un consumo de más de 5.000 m^3 de gas natural diarios. Ver la sección "*Marco Regulatorio -- Generalidades -- Principales disposiciones de las Licencias*". Además, los consumidores pueden optar bajo ciertas circunstancias por otras fuentes de energía.

Conexiones alternativas (bypass). La legislación argentina permite a los grandes usuarios desviarse de las redes de distribución mediante la construcción de sus propios conductos hasta el ramal principal, y contratar directamente con los productores la provisión de gas natural y con las empresas transportistas el transporte. Los clientes que deseen desconectarse del sistema de distribución han de afrontar diversos costos y obstáculos, incluyendo la construcción y el mantenimiento de las conexiones, la necesidad de asegurarse un suministro suficiente de gas natural, la medición y la necesidad de asegurarse una porción de la limitada capacidad de transporte. Asimismo,

los contratos de suministro de gas *"take-or-pay"* pueden resultar restrictivos para las necesidades de muchos clientes, especialmente si la demanda no satisface las expectativas.

Los contratos entre las Sociedades con grandes usuarios son suficientemente competitivos como para desalentar a esos clientes de desconectarse de sus sistemas de distribución para hacerlo directamente en los gasoductos de transporte. Sin embargo, no puede afirmarse que alguno de sus grandes clientes no se desconectará del sistema en el futuro. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía"*.

Otras fuentes de energía. Las ventas a centrales eléctricas registran una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. Según el marco regulatorio que rige la industria de la electricidad en la Argentina, las centrales eléctricas despachan en orden ascendente del costo marginal inferior, para posibilitar que el sistema nacional eléctrico opere a los costos más bajos posibles. Por lo general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico nacional. El gas como fuente de generadora de energía eléctrica se ubica en tercer lugar, luego de la energía hidroeléctrica y la energía nuclear. Un aumento en la disponibilidad de energía hidroeléctrica reducirá la energía termoeléctrica y, generará generalmente una disminución de las ventas de gas natural a las centrales eléctricas.

Si bien el gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales y grandes plantas industriales, las Sociedades compiten con empresas que proveen fuentes de energía alternativas. Los combustibles alternativos son principalmente el fuel oil para las industrias y el GLP en tanques y la electricidad para los usuarios residenciales, ya que actualmente constituyen sustitutos del gas natural. Sin embargo, la abundancia de gas natural en la Argentina le confiere una ventaja de costo significativa sobre el fuel oil. Con respecto al GLP en tanques, el gas natural es todavía mucho más barato, lo que significa para los usuarios residenciales una apreciable reducción del gasto en combustible.

Las Sociedades consideran que el gas natural constituye una alternativa atractiva frente a otras fuentes de energía debido a su costo más ventajoso, a la comodidad de su uso y a sus beneficios para el medio ambiente. La administración no prevé que la importancia relativa del gas natural con respecto a las fuentes de energía alternativas pueda variar significativamente en el futuro inmediato. Sin perjuicio de ello, no puede garantizarse que dicha relación no varíe significativamente en el futuro inmediato.

Recursos humanos

Las Sociedades consideran a las relaciones con sus empleados como un aspecto importante del éxito de sus actividades. Al 30 de junio de 2001, las Sociedades tenían un total de 1343 empleados, 929 empleados de Pampeana y 414 empleados de Sur. 189 empleados de Pampeana trabajan para ambas Sociedades, lo que permite dividir los costos de acuerdo con su respectiva cartera de clientes. Al 31 de diciembre de 2000, 1999 y 1998, los empleados de las Sociedades totalizaban 1308 (de los cuales 902 correspondían a Pampeana y 406 a Sur), 1272 (de los cuales 873 correspondían a Pampeana y 399 a Sur) y 1197 (de los cuales 819 correspondían a Pampeana y 378 a Sur), respectivamente.

Desde la privatización las Sociedades han intentado reducir el número de empleados administrativos en relación con el personal operativo. Al 31 de diciembre de 1992 las Sociedades tenían un total de 704 empleados administrativos (398 empleados de Pampeana y 306 empleados de Sur), excluyendo al personal de la sede central, representando un 65,9 % del total de los recursos humanos (69,6 % de Pampeana y 61,7 % de Sur) y el resto dedicado a funciones operativas. Al 30 de junio de 2001, las Sociedades tenían un total de 390 empleados administrativos (246 empleados de Pampeana y 144 empleados de Sur), representando un 33,8 % del total de los recursos humanos (33,3 % de Pampeana y 34,4 % de Sur) y el resto dedicado a funciones operativas.

Alrededor del 70 % de los empleados no administrativos de las Sociedades se encuentran cubiertos por un convenio colectivo de trabajo celebrado con los Sindicatos de Trabajadores de la Industria de Gas Natural, Derivados y Afines, el cual establece las horas de trabajo reglamentarias, los salarios, las horas extras y las condiciones de trabajo en general. Las partes de dicho convenio colectivo acordaron su renegociación tres meses antes de su vencimiento que tuvo lugar el 1° de agosto de 1998. Sin perjuicio de que las partes han mantenido conversaciones respecto de los términos, no se ha llegado a un acuerdo definitivo y las partes han acordado continuar con las operaciones bajo el convenio vencido pendiente su renegociación. Los empleados sujetos al

convenio colectivo de trabajo están representados por sindicatos con base en cinco ciudades de las respectivas regiones de las Sociedades. Actualmente, las Sociedades no están implicadas en ninguna disputa de importancia con los sindicatos. Sin embargo, los sindicatos juegan un papel importante en el sector industrial argentino y no puede garantizarse que no vayan a presentarse esos conflictos en el futuro. En 1993, aproximadamente 20 empleados no administrativos instauraron una demanda ante el entonces Ministerio de Trabajo peticionando el reconocimiento de los derechos contenidos en un convenio colectivo de trabajo anterior celebrado con Gas del Estado, repudiando su adhesión a los convenios posteriores. Las Sociedades negaron oportunamente los cargos y la demanda continúa sin solución, aunque las Sociedades estiman que la demanda no prevalecerá. Desde el comienzo de las operaciones, las Sociedades no se vieron afectadas por ninguna huelga.

Las leyes nacionales estipulan beneficios adicionales para los empleados de las Sociedades. De conformidad con la legislación aplicable, las Sociedades deben aportar aproximadamente un 33 % del salario de los empleados en concepto de contribuciones sociales. Además, según la "Ley de Reforma del Estado" (Ley N° 23.696, que estableció el programa de privatización en la Argentina), todos los empleados que figuran en las nóminas de sueldos de las Sociedades tienen derecho a bonos de participación en las ganancias, hayan sido o no empleados de Gas del Estado. Tales bonos otorgan a los empleados de las Sociedades el derecho a percibir un porcentaje de los beneficios de cada Sociedad equivalente al 0,5 % del ingreso neto después del pago de impuestos, en cada ejercicio económico. Estos bonos no son acciones (ni representan capital accionario), son intransferibles y caducan al término de la relación laboral, por cualquier razón que sea. Ver la sección *"Composición accionaria -- Programas de propiedad participada"*.

Seguros

Las Sociedades mantienen una adecuada cobertura de sus activos esenciales contra riesgos y daños a sus activos operativos principales y de responsabilidad civil, en ambos casos de acuerdo con los montos especificados en las Licencias. Los términos y montos de las pólizas obligatorias están sujetos a revisión y aprobación por parte del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Riesgos relacionados con las operaciones de gas natural"*. A partir del 31 de marzo de 2001, Pampeana y Sur contrataron pólizas de seguros de $ 57,4 millones y $ 64,9 millones, respectivamente, a fin de cubrir los riesgos operativos. Asimismo, cada una de las Sociedades contrató pólizas de $ 30 millones a fin de cubrir los riesgos derivados de la responsabilidad civil.

Leyes de protección ambiental y seguridad

Las Sociedades están sujetas a la legislación ambiental nacional y provincial, incluyendo nuevas regulaciones sobre residuos peligrosos que prevén diversas sanciones que van desde multas hasta sanciones penales. Si bien las Sociedades estiman, a su leal saber y entender, que cumplen con las leyes y reglamentaciones de protección ambiental que resultan aplicables, existen ciertos riesgos inherentes a sus actividades que podrían generar responsabilidades a las Sociedades. Con el objeto de cumplir con la normativa ambiental y minimizar el impacto económico de un potencial riesgo ambiental, las Sociedades han preparado un Manual de Gestión Ambiental, encontrándose éstas en condiciones de implementar los procedimientos plasmados en dicho Manual y que se pondrán en práctica en el transcurso de 2001, permitiéndoles en el futuro obtener una certificación ISO 14001. La certificación ISO 14001 es un standard internacional que certifica la calidad de los sistemas de administración ambiental.

Una parte de las inversiones de las Sociedades están destinadas a mejorar y expandir la red de distribución de gas natural y garantizar la seguridad del sistema. El incumplimiento por parte de una Sociedad en la realización de inversiones obligatorias puede resultar en la cancelación de su Licencia. El sistema de seguridad, el diseño, el mantenimiento y las operaciones históricamente se regían por las normas técnicas de Gas del Estado, basadas en normas internacionales modernas vigentes en los Estados Unidos y Europa, que siguen actualizándose después de la privatización. Durante el segundo período de cinco años (1998-2002), las operaciones de las Sociedades han sido evaluadas conforme con los indicadores de calidad de servicio desarrollados conjuntamente entre las Sociedades y el ENARGAS. Ver en esta sección "-- *Inversiones*".

Como parte del marco regulatorio aplicable a las operaciones de las Sociedades, las Sociedades han adoptado planes para garantizar la seguridad del cliente, la protección de la propiedad pública y privada, minimizar los daños y reanudar el servicio de distribución tan pronto como sea posible luego de una interrupción debido al acaecimiento de hechos inesperados. Estos planes son probados a lo largo del año mediante simulaciones que permiten el

constante mejoramiento de los planes, reduciendo de esta forma los niveles de riesgo relativos a los sistemas. Además, las Sociedades han lanzado campañas en diversos medios a fin de informar al público sobre cuestiones relativas a la seguridad en el uso residencial del gas.

Las Sociedades han instalado, asimismo, sistemas automáticos para monitorear las entregas de gas y detectar ciertos problemas específicos de odorización. Las Sociedades consideran, a su leal saber y entender, que cumplen con las normas nacionales que regulan el tratamiento de residuos peligrosos y los estándares de calidad establecidos por el ENARGAS. Las Sociedades también tomaron medidas a fin de mejorar los planes preventivos que detecten y minimicen los daños de potenciales escapes de gas.

Procedimientos administrativos, judiciales e impositivos

Las Sociedades son parte en diversas acciones judiciales y administrativas que se encuentran pendientes de resolución, así como también ciertos procedimientos ante autoridades impositivas nacionales y provinciales. Si bien la responsabilidad que pudiera resultar de tales acciones o procedimientos no puede predecirse con exactitud, las Sociedades consideran que, a excepción de los casos descriptos a continuación, la mayoría de tales acciones o procedimientos, en caso de que resultaran desfavorables, no tendrían, ni individualmente ni en su conjunto, un efecto adverso significativo sobre cada una de las Sociedades o sobre ambas.

En cuanto a determinadas acciones iniciadas por entidades nacionales o provinciales detalladas más abajo, las Sociedades, en base al asesoramiento recibido de sus asesores externos, el Estudio Steverlynck, Navarro y Asociados (los "Asesores Legales Especiales"), no consideran probable una definición adversa a sus intereses. En caso de resolverse en forma adversa a los intereses de las Sociedades, podrían tener un efecto substancial adverso sobre una o ambas Sociedades. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Procedimientos administrativos, judiciales e impositivos"*.

Los montos descriptos en la presente sección se encuentran expresados en la fecha de efectuado el correspondiente reclamo.

Procedimientos administrativos. Las Sociedades han sido objeto de diversos procedimientos administrativos y sanciones del ENARGAS debido al incumplimiento de las obligaciones contenidas en sus respectivas Licencias; dichas sanciones se aplicaron en la forma de apercibimientos, reintegros obligatorios a clientes y multas. La mayoría de esos procedimientos y sanciones derivaron de supuestas irregularidades en la facturación, incumplimiento de las normas técnicas establecidas en las Licencias de las sociedades controladas y, en menor grado, de la interrupción del servicio. Las Sociedades consideran que las razones y el número de procedimientos instaurados en su contra y de las sanciones aplicadas guardan relación con los de otras sociedades distribuidoras de gas natural de la Argentina. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las Sociedades.

Reintegros obligatorios. Además de la facultad de imponer multas, el ENARGAS puede ordenar que las Sociedades efectúen reintegros a los clientes. Estos reintegros generalmente se originan cuando el ENARGAS determina la existencia de un exceso en la facturación, una interrupción en el servicio en firme o deficiencias en la calidad del gas entregado. Durante los ejercicios finalizados el 31 de diciembre de 1997 y 1998, las Sociedades registraron un monto de $ 1,15 millón en concepto de reintegros a clientes. Durante los ejercicios finalizados el 31 de diciembre de 1999 y 2000 y los períodos económicos de seis meses finalizados el 30 de junio de 2000 y 2001, las Sociedades reflejan los reintegros descriptos a continuación.

Como consecuencia del incumplimiento por parte de Sur de suministrar gas en la ciudad de Comodoro Rivadavia de conformidad con los estándares mínimos de calidad de gas prescriptos por su respectiva Licencia (se distribuyó el gas tal como fue recibido de los proveedores), en 2000, el ENARGAS ordenó a Sur que reintegre un monto estimado en $ 4,5 millones, en efectivo o en especie, a los clientes afectados. Sur apeló la medida y constituyó una previsión por $ 0,9 millón del monto calculado en 1999. La apelación se encuentra pendiente de resolución ante el Ministerio de Economía ya que Sur cuestiona el plazo determinado por el ENARGAS, durante el cual Sur distribuyó gas natural por debajo de los estándares. Asimismo, el monto previsionado fue reintegrado a los usuarios y a la provincia del Chubut.

En el mes de mayo de 2000, el ENARGAS ordenó a Pampeana que reintegre a los clientes afectados de los municipios de Santa Rosa y General Pico un monto estimado en $ 1,35 millón (excluyendo intereses y multas) como consecuencia del cobro indebido de determinados cargos adicionales incluidos en las tarifas aplicadas entre los meses de febrero de 1996 y febrero de 2000, en el caso de la municipalidad de Santa Rosa, y entre los meses de enero de 1996 y febrero de 2000 en el caso de la municipalidad de General Pico. La resolución establecía que Pampeana continuó cobrando las mismas tarifas, a pesar de que las municipalidades de Santa Rosa y General Pico habían derogado las tasas sobre la ocupación del subsuelo en febrero de 1996 y enero de 1996, respectivamente. La resolución exige que Pampeana efectúe un reintegro a favor de los clientes afectados de las municipalidades de Santa Rosa y General Pico mediante un crédito único en las tarifas de dichos clientes a partir del 1° marzo de 2000. Pampeana apeló la medida ante el Ministerio de Economía en lo que respecta al período comprendido entre enero de 1998 y febrero de 2000 y decidió reintegrar a los clientes aproximadamente $ 0,8 millón por el período febrero de 1996 a diciembre de 1997, mientras que constituyó una previsión de $ 0,1 millón por el resto del monto calculado.

Si bien el reclamo descripto en el párrafo anterior se encuentra pendiente de resolución, a fin de evitar mayores multas y sanciones, en el mes de mayo de 2000, Pampeana planteó al ENARGAS una metodología de reintegros a favor de clientes, por el monto total que supuestamente habría sido facturado en exceso durante el período comprendido entre enero de 1998 y enero de 2000. En virtud de la propuesta, los reintegros comenzaron a efectuarse con el ciclo de facturación de junio de 2001. El monto total del reintegro, $ 1,2 millón, fue imputado por Pampeana como pérdida durante el período económico finalizado el 30 de junio de 2001.

Asimismo, durante el período finalizado el 30 de junio de 2001, el ENARGAS ordenó a Sur que reintegre a los clientes afectados del municipio de Zapala un monto estimado en $ 1,9 millón (incluyendo intereses y multas al mes de abril de 2001) como consecuencia de no haber suministrado gas de conformidad con los estándares mínimos de calidad de gas establecidos en la Licencia, correspondiendo una devolución de $ 0,6 millón a la provincia del Neuquén y 1,3 millón a los usuarios.

Otros procedimientos. Además de los procedimientos mencionados anteriormente, las Sociedades se encuentran sujetas actualmente a otros procedimientos ante el ENARGAS derivados de violaciones de ciertos aspectos de sus respectivas Licencias. Las Sociedades no pueden anticipar cuál será el resultado de estos procedimientos los cuales podrían finalizar en apercibimientos, multas u otras sanciones. Las Sociedades consideran que ninguna de dichas acciones tendría, individualmente o en conjunto, un efecto adverso sobre las mismas.

Procedimientos judiciales. Las Sociedades son parte de litigios originados en el curso normal de sus operaciones, tales como demandas por daños y perjuicios, demandas laborales instauradas por empleados o ex-empleados y demandas contractuales y de otro tipo iniciadas por proveedores u otros terceros. Al 30 de junio de 2001, las Sociedades han constituido previsiones por aproximadamente $ 3,5 millones en relación con las demandas mencionadas. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las mismas. Las Sociedades mantienen una cobertura integral con aseguradoras de primer nivel respecto de las responsabilidades derivadas de dichas demandas. Ver en esta sección "-- *Seguros*".

Procedimientos impositivos. Las Sociedades son parte de diferentes procedimientos impositivos con el fisco nacional y algunos fiscos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos de las autoridades impositivas no tienen fundamento y no prosperarán y, por lo tanto, consideran que no es probable que exista una resolución adversa. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una sentencia provisoria o un pago ordenado por un tribunal, no tendría, individualmente o en su conjunto, un efecto adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades.

Procedimientos impositivos nacionales. La AFIP procedió a determinar de oficio ciertas diferencias en la determinación del impuesto a las ganancias correspondiente a las Sociedades en relación con las redes recibidas a título gratuito antes del 30 de junio de 1995. A la fecha de la notificación, el reclamo ascendía a $ 21,7 millones en el caso de Pampeana (más $ 40,3 millones en concepto de interés y multas) y a $ 11,1 millones en el caso de Sur (más $ 22,7 millones en concepto de interés y multas). Las Sociedades apelaron los reclamos ante el Tribunal Fiscal de la Nación. En noviembre de 2000, Pampeana presentó la pericia contable ante el Tribunal Fiscal de la

Nación, la cual fue ampliada en el mes de febrero de 2001. Sur presentó la pericia contable en el mes de febrero de 2001 y contestó una objeción a la pericia efectuada en abril de 2001. A la fecha del presente Prospecto, la cuestión se encuentra pendiente de resolución. Las Sociedades entienden que, basadas en la opinión de los Asesores Legales Especiales, no se considera probable un resolución desfavorable respectos de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las Sociedades.

Con fecha 24 de enero de 2001, la AFIP notificó a Pampeana su determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995. El Fisco no acepta la deducción practicada en concepto de deudores incobrables residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millón (excluyendo intereses y multas). Pampeana apeló oportunamente la decisión ante el Tribunal Fiscal de la Nación y, a la fecha del presente Prospecto, la cuestión está siendo analizada. Asimismo, Sur presentó un recurso de apelación ante el Tribunal Fiscal de la Nación recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 con iguales argumentos que los presentados por Pampeana. La AFIP reclama $ 0,1 millón en concepto de impuestos (excluyendo intereses y multas). A la fecha del presente Prospecto, la causa se encuentra abierta a prueba, restando la presentación de la prueba pericial. Las Sociedades consideran que los reclamos carecen de fundamentos y, por lo tanto, no se considera probable una resolución desfavorable.

Procedimientos impositivos provinciales. Las Sociedades son parte de diferentes procedimientos impositivos con las provincias en sus respectivas áreas de operación en relación con la determinación del impuesto a los ingresos brutos y el impuesto de sellos. Las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de cualquier impuesto de sellos o impuesto a los ingresos brutos pagado por las Sociedades. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Impuesto a los ingresos brutos. En materia de impuesto a los ingresos brutos, algunas provincias han pretendido gravar con dicho impuesto la totalidad de las ventas brutas, si bien solo una parte de dicho monto representa el traslado de los costos de suministro y transporte de gas natural. Adicionalmente, Sur ha recibido ciertos reclamos de algunas provincias en las que desarrolla sus actividades, por los cuales se le exige el pago del impuesto a los ingresos brutos sobre los subsidios que otorga el Gobierno al consumo de gas en las provincias patagónicas.

Las Sociedades han concluido el pago de las cuotas, correspondientes al régimen de consolidación de deudas, a los efectos de regularizar el pago del impuesto sobre los ingresos brutos de la provincia de Buenos Aires correspondiente a los períodos diciembre de 1995 a junio de 1996. Debido a que el reclamo se basaba en un cambio de criterio en las normas tributarias de la provincia de Buenos Aires, el ENARGAS autorizó a las Sociedades el traslado a las tarifas del mayor impuesto. El crédito pendiente a recuperar de los usuarios al 30 de junio de 2001 asciende a $ 19,7 millones y $ 0,08 millón para Pampeana y Sur, respectivamente. El 8 de octubre de 1999, el ENARGAS comunicó a Pampeana que debía efectuarse un nuevo cálculo del crédito a trasladar, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. Pampeana interpuso un recurso de reconsideración y de alzada en subsidio. Con fecha 18 de abril de 2000, el ENARGAS rechazó el recurso de reconsideración interpuesto por Pampeana y remitió al Ministerio de Economía el recurso de alzada presentado. El reclamo se encuentra pendiente de resolución. En la opinión de la Sociedad, la situación mencionada no originará pérdidas futuras que afecten los estados contables.

Otras provincias han pretendido gravar con dicho impuesto los subsidios que Sur recibe del gobierno nacional. Sur ha contestado los reclamos administrativos iniciados por la Dirección General de Rentas de la provincia de Río Negro relacionados con el impuesto a los ingresos brutos aplicable a subsidios y a la diferencia en la determinación de la base imponible correspondiente al período enero de 1993 a febrero de 1996, por un monto de $ 2,1 millones (más intereses y multas). Sur apeló oportunamente el reclamo. El tribunal de primera instancia se pronunció en favor de la Dirección General de Rentas de la provincia de Río Negro y trabó un embargo de $ 4,5 millones, en concepto de impuestos, intereses y costas. Sur apeló sin éxito la decisión ante el Supremo Tribunal de Justicia de la provincia y ante la Corte Suprema de Justicia de la Nación. Asimismo, Sur contestó reclamos impositivos provinciales por un total de $ 1,6 millón (más multas de aproximadamente $ 1,9 millón) correspondientes a los períodos marzo a junio de 1996, julio a agosto de 1996 y septiembre de 1996 a diciembre de 1997. Sur apeló oportunamente dichos reclamos.

Por otro lado, la Dirección General de Rentas de la provincia de Río Negro promovió un juicio de apremio por un monto total de $ 9,4 millones correspondiente al período marzo de 1996 a diciembre de 1997 (incluyendo interés, multas, costas y una multa correspondiente al período enero de 1993 a febrero de 1996) de los cuales $ 1,6 millón corresponde al impuesto a los ingresos brutos por subsidios y a diferencias en la base imponible. El resto del monto reclamado ($ 7,8 millones) corresponde a interés, multas y costas del juicio. El juzgado de primera instancia interviniente rechazó las excepciones presentadas por Sur y ordenó el pago de $ 8,1 millones y $ 2,0 millones correspondientes a otros gastos. Sur interpuso un recurso de apelación ante el Supremo Tribunal de Justicia de la provincia. El reclamo se encuentra pendiente de resolución.

Adicionalmente, la Dirección General de Rentas de la provincia de Río Negro corrió vista a Sur de las actuaciones administrativas relativas al impuesto a los ingresos brutos por subsidios. El reclamo asciende a $ 0,8 millón (sin incluir intereses y multas por $ 0,6 millón) y corresponde al período enero de 1998 a diciembre de 1999. Sur interpuso un recurso de reconsideración, el cual fue rechazado. Con fecha 5 de febrero de 2001, Sur interpuso un recurso administrativo de apelación, el cual se encuentra pendiente de resolución.

Sur también fue notificada respecto de un reclamo de la provincia de Tierra del Fuego por un monto de $ 0,6 millón (más intereses por $ 0,3 millón y multas por aproximadamente $ 0,5 millón) en relación con el pago del impuesto a los ingresos brutos por los subsidios que recibe del Gobierno. Este monto se basa en una diferencia respecto de la interpretación de las normas aplicables para el cálculo del impuesto. Sur considera que su interpretación es la más razonable, pero, sin embargo, como consecuencia de las negociaciones mantenidas en febrero de 1999, ha decidido finalizar este procedimiento mediante el pago de un monto de aproximadamente $ 0,9 millón a las autoridades impositivas provinciales. Como consecuencia del pago, Sur practicó el pedido de repetición correspondiente y considera que recibirá el reintegro aunque no pueden otorgarse garantías al respecto. Ante la sentencia desfavorable del tribunal único de Tierra del Fuego Sur interpuso recurso extraordinario a fin de que el caso sea analizado por la Corte Suprema de Justicia de la Nación. A la fecha, el reclamo continua pendiente de resolución.

En opinión de los Asesores Legales Especiales, los reclamos de las autoridades impositivas descriptos en presente párrafo no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, atento a que resulta aplicable el trámite ordinario en la sustanciación judicial de las pretensiones de las autoridades impositivas y a que, dada la naturaleza de las cuestiones bajo análisis, se espera un pronunciamiento por parte de la Corte Suprema de Justicia de la Nación, Sur considera que los plazos hasta la resolución final de dichas cuestiones serán extensos. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Sur ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. En abril de 2001, Sur se acogió a la moratoria de la provincia de Río Negro y pagó $ 1,8 millón en concepto de impuestos (más $ 0,4 millón en concepto de intereses y $ 0,9 millón en concepto de honorarios y costas judiciales) correspondientes al período marzo de 1996 a diciembre de 1998, reduciendo así parcialmente los intereses y totalmente las multas. Asimismo, Sur abonó $ 3,7 millones en concepto de impuestos correspondientes al período abril de 1993 a marzo de 2001 y se acogió a la moratoria de la provincia del Chubut, que implica la condonación total de los intereses y multas correspondientes al reclamo por el impuesto a los ingresos brutos por subsidios. A su vez, Sur pagó $ 1,7 millón en concepto de impuestos correspondientes al período enero de 1993 a junio de 1998 y se acogió a la moratoria de la provincia del Neuquén, que implica una reducción del 15 % del impuesto a los ingresos brutos por subsidios adeudado y la condonación total de intereses y multas. También se abonaron $ 1,7 millón en concepto de impuesto a los ingresos brutos por subsidios correspondiente al período octubre 1993 - junio 1998 y se acogió a la moratoria de la provincia de Santa Cruz, lo que implicó una reducción parcial de los intereses. Además, Sur pagó bajo protesto $ 0,7 millón en concepto de impuestos e intereses reclamados por las autoridades impositivas de la provincia del Neuquén correspondientes al período julio de 1998 a marzo de 2001 y $ 0,8 millón en concepto de impuesto reclamado por la provincia de Santa Cruz correspondientes al período julio de 1998 a marzo de 2001 y $ 0,7 millón en concepto de impuesto reclamado por la Provincia de Chubut por el período correspondiente de junio de 2000 a marzo de 2001. Sur estima negociar y cancelar otros pagos adeudados a las provincias de Río Negro y Tierra del Fuego durante el año 2001.

Impuesto de sellos. Algunos fiscos provinciales pretenden gravar con el impuesto a los sellos, las ofertas irrevocables de compraventa y transporte de gas natural. Sur, Pampeana y otras empresas dedicadas a la industria del petróleo y del gas, consideran que dichos instrumentos no se encuentran alcanzados por dicho impuesto. El 27 de abril de 1998, Sur recibió una notificación de un reclamo por aproximadamente $ 5,2 millones (sin incluir

intereses y multas) que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre ciertas oferta irrevocables de compraventa de gas de los cuales las Sociedades son parte. Sur apeló en tiempo y forma dicho reclamo. Las Sociedades, junto con otras distribuidoras de gas, negocian actualmente con las autoridades nacionales, provinciales y regulatorias a fin de que se declare que dicho impuesto no es aplicable o que puede ser trasladado a las tarifas. En enero de 1999, el ENARGAS emitió una resolución mediante la cual declara la inconstitucionalidad de la aplicación del impuesto de sellos provincial a los distribuidores de gas y ordena la revisión de la cuestión por parte del entonces Ministerio de Obras y Servicios Públicos de la Nación. A la fecha del presente Prospecto, el Ministerio no se ha pronunciado al respecto. Al 30 de junio de 2001, Pampeana y Sur tienen constituidas previsiones por aproximadamente $ 1,5 millón y $ 0,6 millón, respectivamente, en relación con el reclamo mencionado. Asimismo, Sur recibió una notificación por parte de la provincia del Neuquén mediante la cual se le reclama aproximadamente $ 0,9 millón (incluyendo aproximadamente $ 0,2 millón en concepto de impuestos, $ 0,2 millón en concepto de intereses y $ 0,5 millón en concepto de multas, a agosto de 1997), que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre la transferencia de activos de Gas del Estado, el cual fue apelado oportunamente por Sur. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 3 de abril de 2001, la provincia del Neuquén notificó a las Sociedades acerca de un reclamo de $ 3,0 millones (sin incluir intereses y multas) y $ 0,4 millón (sin incluir intereses y multas), respecto de Pampeana y Sur, respectivamente, derivado de los contratos de transporte de gas suscriptos con TGS antes de la fecha de toma de posesión y cuando Gas del Estado era el único accionista de las Sociedades. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 22 de marzo de 2001, la provincia del Neuquén notificó a Pampeana acerca de un reclamo por impuesto de sellos sobre ofertas irrevocables de transporte de gas natural suscriptas con TGN por $ 0,6 millón y $ 1,8 millón en concepto de multas, que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén. Pampeana interpuso un recurso de reconsideración y el reclamo continúa pendiente de resolución. En opinión de la Sociedad y de los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si bien ninguna de las Sociedades recibió una notificación por parte de la provincia de Río Negro acerca del reclamo del impuesto correspondiente a las ofertas de transporte de gas suscriptas con TGS, en caso de que la contraparte se viera obligada a cancelar el monto reclamado, Pampeana y Sur estarían expuestas a una responsabilidad del 50 % del reclamo, importe que ascendería a $ 5,0 millones (más multas de aproximadamente $ 10,1 millones sin incluir intereses) en el caso de Pampeana y $ 2,6 millones (más multas de aproximadamente $ 5,2 millones sin incluir intereses) en el caso de Sur. En opinión de la Sociedad y de los Asesores Legales Especiales no se considera probable una resolución desfavorable respecto del mencionado reclamo. Por otra parte, con fecha 9 de febrero de 2001, Sur presentó un recurso administrativo de apelación ante el rechazo del recurso de reconsideración interpuesto en relación a un reclamo de la provincia de Río Negro relativo a las ofertas irrevocables de compraventa de gas a clientes, cuyo monto asciende a $ 0,2 millón en concepto de impuesto y $ 0,4 millón en concepto de interés y multas. A la fecha, Sur no ha recibido respuesta a los recursos interpuestos. Sur y sus Asesores Legales Especiales no consideran probable una resolución desfavorable respecto del mencionado reclamo.

Asimismo, la provincia de Santa Cruz estableció que ciertas ofertas de compraventa de gas natural se encuentran sujetas al impuesto de sellos. Con fecha 29 de diciembre de 1999, cada una de las Sociedades recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 0,7 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 3,8 millones en el caso de Sur (sin incluir intereses y multas) cada uno de los cuales representa el 50 % del impuesto de sellos. Cada una de las Sociedades ha presentado en tiempo y forma la apelación correspondiente. Asimismo, TGS recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 1,1 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 0,9 millón en el caso de Sur (sin incluir intereses y multas) respecto del impuesto de sellos correspondiente a ofertas de transporte de gas natural. Si bien ninguna de las Sociedades recibió una notificación de la provincia de Santa Cruz, Pampeana y Sur, estarían expuestas a una

responsabilidad del 50 % del reclamo, en el caso de una resolución favorable para la provincia. TGS recibió una notificación de un reclamo similar relacionado con Pampeana y Sur. Si TGS se viera obligada a abonar el importe reclamado, podría repetir contra Pampeana y Sur $ 0,6 millón en concepto de impuestos, sin incluir intereses a la fecha del efectivo pago. En opinión de la Sociedad y de Los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si cualquiera de estos reclamos por impuesto de sellos fuera exitoso, todo pasivo incurrido en relación con los contratos de compraventa y transporte de gas natural será soportado en partes iguales por las Sociedades y cada comprador, vendedor de gas natural o transportista, respectivamente.

Si bien pueden existir sentencias adversas contra las Sociedades en las instancias inferiores, los Asesores Legales Especiales estiman que la Corte Suprema de Justicia de la Nación debería resolver en forma favorable a los intereses de las Sociedades.

Procedimientos impositivos municipales. La facultad de los municipios de gravar las servidumbres de paso de una empresa distribuidora está prohibida por las respectivas Licencias de las Sociedades y las reglamentaciones nacionales. Sin embargo, ciertos gobiernos municipales de las áreas de operación de ambas Sociedades han reclamado tasas sobre la ocupación del subsuelo, las cuales, al 30 de junio de 2001, totalizaban aproximadamente $ 16 millones en forma combinada. Pampeana ha recibido intimaciones de pago de tasas por ocupación del subsuelo por parte de las municipalidades de La Plata, Coronel Dorrego y General Pueyrredón (pertenecientes a la provincia de Buenos Aires) por un monto total de aproximadamente $ 11 millones (sin incluir intereses y multas). Sur también ha recibido intimaciones de pago de tasas por ocupación de espacio público por parte de las municipalidades de Viedma y Villa Regina (pertenecientes a la provincia de Río Negro), de Comodoro Rivadavia (provincia del Chubut) y de Neuquén, Zapala y Cutralcó (pertenecientes a la provincia del Neuquén) por un monto total de $ 4,9 millones (sin incluir intereses y multas). En caso de que cualquiera de los reclamos mencionados fuera resuelto favorablemente, las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de la tasa sobre la ocupación del subsuelo una vez que se hayan resuelto los procedimientos judiciales. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Previsiones. Al 30 de junio de 2001, las Sociedades tienen constituidas previsiones por aproximadamente $ 7,6 millones en relación con los reclamos administrativos, laborales, judiciales e impositivos mencionados.

LA INDUSTRIA ARGENTINA DEL GAS NATURAL

La información con respecto a la industria del gas natural en la Argentina consignada a continuación ha sido preparada en base a material obtenido de diversas fuentes públicas tales como Gas del Estado, el Gobierno, leyes, decretos y reglamentaciones y otras fuentes identificadas más adelante. Los datos contenidos no han sido verificados en forma independiente por las Sociedades, el Organizador, los Colocadores o Agentes, ni ninguno de sus respectivos asesores en relación con la oferta y venta de las Obligaciones Negociables.

Antecedentes históricos

La industria del gas natural se inició en la Argentina en 1824 con el empleo de gas natural manufacturado para iluminación. En 1933, la empresa petrolera de propiedad estatal predecesora de YPF, Yacimientos Petrolíferos Fiscales S.E., comenzó la distribución de gas natural en áreas cercanas a sus pozos y comunidades adyacentes. En 1944, el Gobierno nacionalizó los bienes de la "Compañía Primitiva de Gas de Buenos Aires Ltda.", y al año siguiente constituyó la empresa que luego se convertiría en Gas del Estado, la empresa estatal de transporte y distribución de gas natural. Con anterioridad a la privatización, Gas del Estado controlaba y operaba virtualmente la totalidad de los sistemas de distribución y transporte de gas en la Argentina.

Desregulación y privatización de la industria

Generalidades. Desde 1946 hasta diciembre de 1992, el transporte y la distribución del gas natural estaban monopolizados por la empresa estatal, Gas del Estado, y sus predecesoras. Sin embargo, a partir de la década del 60' la industria argentina del petróleo y gas natural ha sido desregulada por etapas de conformidad con varios programas y planes destinados a su reestructuración. El 28 de diciembre de 1992, la actividad de transporte y distribución de gas natural siguió el camino de la desregulación y fue privatizada a través de la venta de activos que anteriormente pertenecían a Gas del Estado.

Privatización de Gas del Estado. En junio de 1992 se promulgó la Ley de Gas Natural, que dispuso la privatización de Gas del Estado y la desregulación del precio del gas natural. La Ley de Gas Natural determinó la venta de los activos de Gas del Estado a empresas del sector privado, el otorgamiento de licencias de operación, la implementación de un marco regulatorio para la industria y el establecimiento del ENARGAS como supervisor del transporte y distribución de gas natural y de algunos aspectos relativos al suministro de gas natural. Al privatizarse Gas del Estado, las cinco principales líneas troncales del sistema de transmisión de gas natural fueron divididas en dos sistemas según una amplia base geográfica (sistemas de gasoductos troncales norte y sur), de manera tal que ambos sistemas tuvieran acceso a las fuentes de gas natural y a los más importantes centros de demanda en Buenos Aires y sus alrededores. Estos sistemas fueron transferidos a dos nuevas empresas transportadoras. El sistema de distribución de Gas del Estado se dividió entre nueve empresas de distribución regional, entre las cuales se encuentran dos empresas distribuidoras que operan en el área del Gran Buenos Aires. Se vendieron las acciones de cada una de las empresas de transporte y distribución a consorcios de inversores privados.

Los paquetes mayoritarios (que oscilaban del 60 % al 90 %) y las licencias para operar cada una de las empresas de gas natural fueron ofrecidas, mediante licitaciones, a consorcios calificados. El Gobierno retuvo una participación minoritaria en algunas de las empresas y otra porción minoritaria fue reservada para los empleados. Las transacciones se cerraron el 28 de diciembre de 1992, fecha en que tomaron posesión los nuevos propietarios. El requisito de calificación de cada consorcio se basó en sus méritos técnicos, incluyéndose la experiencia previa en la operación de instalaciones de transporte o distribución de gas natural. Cada consorcio adjudicatario debió incluir obligadamente a un operador extranjero, ya que hasta su privatización, Gas del Estado se había constituido en el único operador de instalaciones de transporte y distribución de gas natural en la Argentina. Además, en virtud de las Licencias se exige a cada operador técnico de una empresa transportadora o distribuidora que conserve durante un período de por lo menos ocho años una participación mínima en la sociedad controlante (del 10 % el caso de las empresas de transporte y del 15 % en el caso de las empresas distribuidoras).

Sodigas Pampeana adquirió su participación accionaria del 70 % en Pampeana a través de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Pampeana, Pampeana, Gas del Estado y los accionistas de Sodigas Pampeana (el "Contrato de Transferencia de Pampeana"). El monto total pagado por Sodigas Pampeana por dichas acciones bajo el Contrato de Transferencia de Pampeana

fue $ 235,4 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Pampeana asumió una deuda de $ 54,8 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Sodigas Sur adquirió su participación accionaria del 90 % en Sur por medio de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Sur, Sur, Gas del Estado y los accionistas de Sodigas Sur (el "Contrato de Transferencia de Sur", junto con el Contrato de Transferencia de Pampeana, los "Contratos de Transferencia"). El monto total pagado por Sodigas Sur por dichas acciones bajo el Contrato de Transferencia de Sur fue U$S 148 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Sur asumió una deuda de $ 16,5 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Las Licencias otorgadas a las Sociedades tienen un término inicial de 35 años y pueden ser prorrogadas por un período adicional de 10 años si las Sociedades han cumplido con sus obligaciones emergentes de sus respectivas Licencias.

El cuadro siguiente muestra el precio de compra (excluyendo las obligaciones asumidas al momento de la privatización), el porcentaje accionario adquirido, el operador y el país de constitución del operador para cada una de las empresas de transporte y distribución de gas natural.

Empresas	Precio de adquisición (millones de U$S)	Porcentaje de capital adquirido por el Consorcio	Operador	País de constitución del Operador
Empresas de Transporte:				
Transportadora de Gas del Sur S.A.	561,2	70,0 %	Enron Corporation	EE.UU.
Transportadora de Gas del Norte S.A.	248,2	70,0	Nova Gas International S.A.	Canadá
Empresas de Distribución:				
Distribuidora de Gas Metropolitana S.A.	362,0	70,0	British Gas	G.B.
Distribuidora de Gas Buenos Aires Norte S.A. .	188,6	70,0	Gas Natural	España
Camuzzi Gas Pampeana S.A.	235,4	70,0	Camuzzi[1]	Italia
Camuzzi Gas del Sur S.A.	148,0	90,0	Camuzzi[1]	Italia
Distribuidora de Gas del Centro S.A.	145,0	90,0	Italgas	Italia
Distribuidora de Gas Cuyana S.A.	122,0	60,0	Italgas	Italia
Distribuidora de Gas del Litoral S.A.	116,6	90,0	Tractebel	Bélgica
Distribuidora de Gas Noroeste S.A.	84,3	90,0	Gasco Cía.de Consumidores de Gas de Santiago	Chile
Total	2.211,3			

Nota:
(1) Operando a través de Camuzzi Argentina.

La desregulación en el sector gasífero se completó el 12 de junio de 1994, según lo dispuesto por la Ley de Gas Natural y por el Decreto N° 1.186. Desde el 1 de enero de 1994, el precio del gas natural vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades, determinado por las variables de libre mercado, se ha incrementado. Al establecer los precios del gas vendido en el punto de ingreso al sistema de transporte, los productores negocian los precios directamente con las empresas distribuidoras y los consumidores industriales, tales como empresas de servicios públicos y algunas industrias. Si bien el mercado de gas natural es nominalmente un "libre mercado", el ENARGAS continua supervisando los mercados de consumo de gas natural y las tarifas cobradas a los consumidores. Ver la sección *"Actividades -- Tarifas"*.

Al desregular la industria los legisladores intentaron evitar la monopolización de los servicios. De esta manera, la Ley de Gas Natural divide al mercado del gas natural en los segmentos de exploración y producción, transporte y distribución y establece limitaciones a la posibilidad de que una misma empresa participe en más de uno de esos segmentos. En ese sentido, las empresas transportadoras tienen prohibida la participación en otros aspectos de la industria del gas natural, no pueden controlar una empresa distribuidora, ni tampoco comprar o vender gas natural, (excepto para consumo propio o para asegurar la eficiencia del sistema). Del mismo modo, las empresas productoras y distribuidoras y los consumidores que compran el gas natural directamente a los productores tienen prohibido controlar una empresa transportadora de gas natural.

Estructura actual de la industria

Producción y provisión de gas natural. Aproximadamente veinte empresas llevan a cabo la mayoría de las actividades de producción y exploración gasífera en la Argentina. En 1992 el sector privado representó alrededor del 15 % de la producción de gas natural (excluyendo a YPF). Luego de la desregulación y de importantes ventas de reservas de YPF, la explotación de reservas de gas natural en la Argentina se ha diversificado entre otros productores. Sin embargo, durante 2000 y el primer semestre de 2001, YPF continuó siendo el mayor productor de gas natural de Argentina, representando aproximadamente el 37 % de la producción nacional de gas natural. Los productores de gas natural más importantes, después de YPF, son Total Austral S.A., Pérez Companc, Pluspetrol S.A., Pan American Energy S.A., Tecpetrol S.A., C.A.P.S.A. y Petrolera San Jorge S.A. La legislación vigente autoriza al Gobierno a imponer por decreto limitaciones a la exportación de gas natural cuando el consumo interno no resulta satisfecho por fuentes propias. Asimismo, se requiere la expresa autorización del Gobierno para proceder a la exportación de gas natural. Actualmente, la Argentina exporta gas natural a Chile. Se estima que los proveedores de gas natural comenzarán a exportar gas natural a Uruguay y Brasil.

La Argentina posee una abundante reserva de gas natural en tres cuencas o áreas productivas principales: Noroeste (noroeste), Neuquina (oeste) y Austral (sur) que contienen aproximadamente el 95,4 % de las reservas comprobadas de gas natural del país y en la actualidad comprenden el 94 % de la producción de gas natural del país. En algunas cuencas, la disponibilidad de gas natural se encuentra limitada por las restricciones de producción, transporte y procesamiento. En 2000, el país disponía de abastecimiento de gas natural para unos 17 años, con sus reservas comprobadas.

El cuadro siguiente muestra la ubicación de las principales cuencas productoras de gas natural por provincia, las reservas comprobadas en cada una al 31 de diciembre de 2000 (y un porcentaje del total de las reservas comprobadas), la producción en 2000 (y el porcentaje del total de la producción de 2000) y la vida de cada reserva por cuenca.

Cuenca	Ubicación por provincia	Reservas comprobadas[1] de gas natural	% Reservas de gas natural comprobadas	Producción de 2000	% Producción total de 2000	Vida de la Reserva
		(en millones de m³)		*(en miles de m³)*		*(años)*
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza	399.128	51,3 %	25.839.732	57,6 %	16
Austral	Tierra del Fuego, Santa Cruz y costa afuera	185.180	23,8	9.040.632	20,1	21
Golfo San Jorge ..	Chubut, Santa Cruz	39.043	5,0	2.816.643	6,3	14
Cuyana	Mendoza	733	0,1	76.710	0,2	10
Noroeste	Salta, Jujuy, Formosa	153.525	19,7	7.096.635	15,8	22
Total		777.609	100,0	44.870.352	100,0	17[2]

Notas:

(1) Estimadas al 31 diciembre de 2000. Existe incertidumbre en cuanto a la estimación de las cantidades de reservas comprobadas y a la proyección de tasas futuras de producción. La información sobre reservas que aparece en el presente Prospecto es sólo estimativa. La ingeniería de reservas es un proceso subjetivo de estimación de las acumulaciones subterráneas de petróleo crudo y gas natural que no puede medirse con exactitud y la precisión de la estimación de las reservas está en función de la calidad de la información disponible y de la opinión e interpretación de geólogos e ingenieros. Los resultados obtenidos de la excavación, examen y producción después de la fecha de estimación requieren de una revisión de las reservas estimadas. En consecuencia, las estimaciones de reservas pueden ser substancialmente distintas a la cantidad de gas natural que se recuperará últimamente.

(2) Las estimaciones respecto de la vida de las reservas se encuentran basadas en información correspondiente a 2000, la cual debido a la incertidumbre sobre ciertos factores, podrían no reflejar con precisión la vida restante de las reservas.

Fuente: Secretaría de Energía, Instituto Argentino del Petróleo.

Cuenca Neuquina. Es la cuenca de gas natural más grande de la Argentina con una superficie de explotación de más de 100.000 km². Está ubicada en la zona centro-oeste del país, y es la más cercana al mercado principal de Buenos Aires. En 2000 produjo un promedio de aproximadamente 70,9 MMm³ de gas natural por día.

Cuencas Austral y Golfo San Jorge. En 2000, las cuencas Austral y Golfo San Jorge situadas en el extremo sur de la Argentina produjeron un promedio de aproximadamente 35,5 MMm^3 de gas natural por día. La cuenca Austral incluye yacimientos de exploración ubicados en el mar. La cuenca Golfo San Jorge es principalmente productora de petróleo.

Cuenca Cuyana. La cuenca Cuyana, una cuenca principalmente productora de petróleo en la región centronorte de la Argentina, produjo aproximadamente 0,2 MMm^3 diarios de gas natural en 2000.

Cuenca Noroeste. En 2000, la cuenca Noroeste, ubicada en el noroeste argentino, produjo un promedio de 19,4 MMm^3 de gas natural por día.

Consumo y demanda de gas natural. Durante la última década, el uso del gas natural se ha incrementado con respecto al petróleo debido a políticas de sustitución energética fruto de una abundante provisión de gas natural, de la inferioridad del precio relativo del gas y de cuestiones de protección del medio ambiente. Entre 1980 y 2000, el consumo de gas natural aumentó de aproximadamente 9.300 MMm^3 a 30.000 MMm^3 por año. En 1980 el gas natural representó casi un 23 % del consumo nacional de energía total y se incrementó a un 46 % en 1998. Esto, en parte, se debe a la abundancia de gas natural en la Argentina, con reservas comprobadas de 777.609 Mm^3 aproximadamente al 31 de diciembre de 2000, lo que equivale a una relación entre reservas comprobadas y producción de casi 17 años. De conformidad con el Instituto Argentino del Petróleo, la mayoría de la demanda de energía creciente en el país será satisfecha con gas natural. El consumo de gas en la Argentina en comparación con el de otros combustibles es significativamente mayor al de otros países. A pesar de la penetración en el mercado de gas natural relativamente alta de la Argentina comparada con otros países, las Sociedades consideran que existen oportunidades adicionales en el mercado. Ver la sección "*Actividades -- Estrategia*".

Año	Residencial	Comerciales, Industriales y otros	Centrales de energía	Transporte	Total
			(MMm^3/por año)		
1985	3.464	6.805	3.362	3	13.633
1986	3.616	7.471	3.404	20	14.511
1987	3.818	7.794	3.203	40	14.854
1988	4.203	8.558	4.950	88	17.799
1989	3.829	8.281	6.746	139	18.994
1990	4.347	7.896	5.318	218	17.779
1991	4.741	7.491	5.749	382	18.363
1992	4.857	8.026	5.622	564	19.068
1993	5.613	8.247	9.408(1)	1.705(1)	24.973
1994(2)	5.650	10.985	5.217	306	22.158
1995	5.800	11.294	5.902	306(4)	23.302
1996	5.800	11.594	8.601(3)	306(4)	26.301
1997(1)	5.803	11.121	8.595	1.379(3)	26.898
1998	5.879	11.396	5.715	1.283	24.273
1999	6.576	11.308	7.012	1.099	25.995
2000	6.960	11.382	7.141	1.482	26.965

Notas:
(1) Publicado por ENARGAS.
(2) De acuerdo al anuario 1994 del ENARGAS.
(3) Incluye 1.800 MMm^3 de bocas de pozo no incluidas en años anteriores.
(4) Estimado.
(5) Calcularon sobre una base RTP.
Fuentes: Anuario 1991 de Gas del Estado (1985 a 1991).
Secretaría de Energía (1992-1993).
Fuentes para el período 1995-1999.

Transporte de gas natural. Las empresas distribuidoras de gas natural deberán acordar el transporte del gas natural adquirido desde el área de producción hasta el área de distribución con las dos empresas transportadoras recientemente privatizadas, TGS o TGN, dos empresas de transporte de gas natural que fueron creadas con motivo de la privatización de Gas del Estado. Las empresas de transporte están reguladas por el ENARGAS y deben proporcionar el servicio de transporte a los clientes de acuerdo con los términos de sus respectivas licencias, la Ley

de Gas Natural y otras reglamentaciones. Ya que se les prohíbe a las empresas transportadoras comprar gas natural para su reventa, las empresas distribuidoras lo compran directamente a los productores para la reventa a los clientes. Como casi todo el gas natural que se produce es trasladado por medio de gasoductos, la proximidad de las reservas de gas natural con respecto al sistema de gasoductos existente es una consideración de relevancia para determinar la viabilidad comercial de nuevas reservas.

Existen cinco gasoductos principales que conectan las regiones productoras de gas natural con las zonas de distribución: los gasoductos Centro-Oeste, Neuba I y Neuba II conectan la cuenca Neuquina, el gasoducto Norte conecta la cuenca Noroeste y el gasoducto San Martín conecta la cuenca Austral y la cuenca del Golfo de San Jorge. Además, TGN tiene acceso a las reservas de gas natural bolivianas. Durante 2000, de acuerdo con las cifras del ENARGAS, TGN y TGS transportaron aproximadamente 40 % y 60 %, respectivamente, del total de gas natural transportado para empresas distribuidoras de gas natural del país. En épocas de demanda pico, ésta puede exceder la capacidad de transporte existente de los gasoductos, especialmente en lo que respecta a los grandes usuarios industriales. Durante los meses invernales, cuando la sostenida demanda diaria excede la cantidad de gas natural que circula por los gasoductos, se puede limitar o interrumpir el servicio a los clientes que han firmado un contrato por servicio de carácter interrumpible. Ver la sección "*Marco Regulatorio*".

La red principal de gasoductos de la Argentina comprende aproximadamente 11.826 km. de conductos de transporte que pertenecen y son operados por TGN y TGS. La capacidad aproximada actual es de aproximadamente 45,8 MMm^3 diarios para TGN y 60,15 MMm^3 diarios para TGS. En base a los volúmenes totales licitados para la venta por parte de las empresas transportadoras, desde diciembre de 1993, la capacidad de expansión de estos gasoductos ha aumentado aproximadamente 21 MMm^3 por día para TGN y 13,65 MMm^3 por día para TGS. Las redes de gasoductos que conectan la red de transporte a los consumidores pertenecen a las nueve empresas distribuidoras que las operan.

Con el objeto de permitir a las empresas distribuidoras cumplir con la prestación del servicio en firme a su núcleo de clientes, al momento de la privatización de Gas del Estado toda la capacidad en firme del sistema de gasoductos fue asignada a las nueve nuevas empresas distribuidoras sobre la base de sus respectivas necesidades anticipadas. Se celebraron contratos a diez años para preservar el derecho de las empresas distribuidoras a la capacidad en firme existente que se les adjudicó originariamente.

En los contratos de transporte originales se incluyeron disposiciones relativas a la reducción de capacidad en firme por parte de las empresas distribuidoras . Dichas disposiciones permiten que las empresas distribuidoras no paguen por capacidad en firme innecesaria. Cada distribuidora tiene la opción, pero no la obligación, de reducir su adjudicación de capacidad en firme hasta un total del 60 % de su capacidad en firme inicial. La opción se ejerce en máximos incrementables en fechas especificadas sobre un período de ocho años a partir de 1994. La reducción de capacidad en firme por parte de una empresa distribuidora brinda oportunidades para que otras distribuidoras amplíen sus posibilidades de ofrecer servicios en firme. La extensa capacidad de transporte de gas natural de las empresas de transporte argentinas por lo general es apropiada para satisfacer los picos diarios de demanda de todos los usuarios con servicio firme. Sin embargo, las empresas distribuidoras de gas natural interrumpirán normalmente o limitarán el suministro de gas natural a las centrales generadoras de electricidad y a otros usuarios industriales en períodos pico para satisfacer la demanda del servicio firme.

La tarifa de transporte en firme consiste en un cargo por capacidad de reserva y está expresado como un cargo máximo mensual basado en los metros cúbicos diarios de capacidad de transporte reservada. La capacidad de transporte en firme contratada por las empresas distribuidoras debe pagarse sin perjuicio de que la capacidad realmente se utilice o no (modalidad *take or pay*). En consecuencia es importante que las empresas de distribución logren un equilibrio entre sus compromisos de transporte en firme y la demanda de gas natural dentro de su área de servicio. Por el contrario, los servicios de transporte interrumpible se suministran sobre la base de que la empresa transportadora transportará el gas natural en caso de que se encuentre capacidad disponible en el sistema. Para todos los servicios de transporte, las empresas distribuidoras de gas natural se encuentran obligadas a proporcionarle a las empresas de transporte una bonificación en especie de gas natural, equivalente al gas natural consumido como combustible de compresión, o perdido en el servicio de transporte prestado.

Distribución de gas natural. Existen nueve empresas autorizadas para distribuir gas natural en la Argentina. Como a cada una de ellas se le ha asignado un área específica que no se superpone con ninguna otra, no hay competencia geográfica entre las empresas. Estas empresas distribuidoras proveen sus servicios a clientes

residenciales y comerciales, aplicando tarifas de servicio de suministro en firme. Los grandes usuarios pueden también contratar la capacidad de suministro en firme, para lo cual se les exige el pago aunque no lleguen a usar el volumen convenido de gas natural, o por servicio interrumpible, según el cual el gas natural será provisto solamente en caso que la capacidad en firme no sea utilizada por completo o si se dispone de suministros interrumpibles.

De conformidad con los términos de los Documentos de la Privatización, los usuarios residenciales y comerciales tienen asegurado el suministro de gas en firme. Los usuarios residenciales reciben servicio "residencial" en firme, en firme y pagan la tarifa que corresponde a dicha clase de usuarios. Entre los usuarios comerciales, los usuarios de servicio general incluyen clientes no residenciales que utilizan menos de 3 MMm^3 de gas natural por año. Otros usuarios que reciben servicio en firme son los subdistribuidores y las estaciones de GNC.

El servicio interrumpible se provee a grandes usuarios con tarifas determinadas por contratos negociados entre cada usuario y las empresas distribuidoras. Los grandes usuarios pagan menores tarifas debido a su mayor consumo de gas natural. Incluyen compañías que contratan por lo menos 10.000 metros cúbicos por día o consumen más de 3 MMm^3 de gas natural por año. El servicio interrumpible es generalmente elegido por aquellos grandes usuarios que gozan de flexibilidad para cambiar de combustible o que aceptan la interrupción de su servicio durante períodos pico de demanda durante el invierno. Dicho servicio interrumpible deja de ser prestado si la demanda de gas natural excede la capacidad asignada por una empresa distribuidora para el servicio en firme. Desde 1995, las empresas distribuidoras de gas natural han ofrecido el servicio en firme también a grandes usuarios.

MARCO REGULATORIO

Generalidades

Marco legal. El marco regulatorio básico aplicable a las actividades de las Sociedades está establecido en la Ley de Gas Natural, promulgada en junio de 1992, y reglamentada por los Decretos N° 1.189/92, 1.738/92, 2.255/92, 1.186/93 y 2.731/93. Los requerimientos específicos del marco regulatorio se hallan establecidos en la documentación relacionada con la privatización de Gas del Estado, o sea los pliegos de bases y condiciones para la licitación de venta, las Licencias que rigen los servicios de distribución del suministro de gas por parte de las Sociedades, los contratos que transfieren la mayoría del paquete accionario de las Sociedades a los licenciatarios, y las normas que regulan la prestación de los servicios (en conjunto, los "Documentos de la Privatización"). La reforma a la Constitución Nacional a mediados de 1994, incluyó disposiciones destinadas a regular la provisión de servicios públicos, otorgando determinados derechos a los usuarios, prohibiendo la discriminación en la prestación del servicio y las prácticas monopólicas o abusivas y contemplando la participación de los usuarios en los organismos de control, lo cual podría incluir al ENARGAS. Debido a que estas reformas son recientes y aún no han sido implementadas, el impacto de estas reformas en el marco regulatorio no puede predecirse por el momento; no obstante, en líneas generales, el régimen vigente se adecua a las reformas introducidas en la Constitución.

La Ley de Gas Natural y las normas tienen como finalidad, entre otras, (i) proteger los intereses del público consumidor de gas, (ii) promover mercados competitivos, (iii) regular la venta, transporte y distribución del gas natural, (iv) asegurar una producción suficiente para satisfacer las necesidades internas, (v) establecer un régimen tarifario equitativo congruente con las normas internacionales vigentes en países con condiciones similares de mercado, (vi) asegurar las inversiones a largo plazo y (vii) promover la protección del medio y el eficaz transporte, almacenamiento, suministro y uso del gas natural. A fin de alcanzar dichos objetivos la Ley de Gas Natural establece que una sociedad distribuidora de gas natural no debe hacer diferencias entre los clientes y debe ofrecer acceso abierto a todos los usuarios a cualquier capacidad disponible en el sistema de distribución.

Además, la Ley de Gas Natural prohíbe a las empresas de transporte comprar o vender gas natural. Además, (i) los productores, distribuidores y clientes que contratan directamente con los productores de gas natural pueden no tener una participación controlante (según se define en los decretos reglamentarios de la Ley de Gas Natural) en una sociedad transportadora, (ii) los productores y transportadores de gas natural no pueden tener una participación controlante en un sociedad transportadora, y (iii) los clientes que compran gas natural directamente de los productores no pueden tener una participación controlante en una empresa distribuidora en el área geográfica donde se encuentran.

El ENARGAS. El Gobierno supervisa las actividades comerciales privadas referentes a la industria del gas natural mediante el ENARGAS. Esta entidad tiene a su cargo la verificación del cumplimiento de la Ley de Gas Natural, el marco regulatorio y las condiciones contractuales aplicable a las empresas dedicadas al negocio del gas natural. Con respecto a ello, los contratos celebrados entre sociedades relacionadas deberán aprobarse por el ENARGAS, quien puede desaprobarlos si determinara que se celebraron en condiciones más favorables que si se hubiesen celebrado con un tercero. La jurisdicción del ENARGAS abarca los siguientes temas (i) emisión de normas regulatorias de las actividades de venta, transporte y distribución de gas natural, (ii) prevención de prácticas monopólicas o discriminatorias por parte de las empresas de gas natural, (iii) aprobación del cuadro tarifario aplicable a cada empresa de servicio de gas natural y sus ajustes, (iv) control de todos los aspectos relacionados con la operación técnica de los sistemas, (v) aprobación de transferencias en los paquetes controlantes de las empresas transportadoras o distribuidoras de gas natural, (vi) aprobación de la construcción, expansión o abandono de instalaciones significativas, (vii) inspección y prueba de las instalaciones, (viii) aplicación de sanciones, apercibimientos, reintegros obligatorios y multas de acuerdo con la Ley de Gas Natural y la licencia, y (ix) comparecencia ante los tribunales civiles, penales y comerciales para hacer cumplir la Ley de Gas Natural y sus regulaciones.

El ENARGAS, que opera dentro de la órbita del Ministerio de Infraestructura y Vivienda, se compone de cinco directores designados por el Poder Ejecutivo con acuerdo del Congreso. Tiene su propio presupuesto que forma parte del presupuesto nacional, sometido a la aprobación del Congreso. Los fondos anuales que recibe derivan de una tasa anual de control e inspección que pagan, entre otras, las empresas distribuidoras y transportistas de gas, intermediarios y depositarios de gas. La tasa anual que paga cada empresa es determinada por el ENARGAS como un porcentaje de su presupuesto en base a la participación de cada empresa distribuidora o transportadora de gas

en el margen bruto (ingresos por gas natural luego de deducir los gastos de suministro y/o transporte) de todas las empresas en la industria.

De acuerdo con las disposiciones de la Ley de Gas Natural, el ENARGAS puede establecer varios mecanismos de suministro de información a fin de supervisar las actividades de las empresas de distribución y transporte de gas natural y de controlar el cumplimiento de las obligaciones impuestas por la ley, incluyendo información específica que deberán suministrar en sus estados contables. El ENARGAS estableció el alcance de dicha obligación de información en la Resolución N° 60 del 23 de agosto de 1994, por la cual las Sociedades, incluyendo Pampeana y Sur deberán suministrar al ENARGAS, entre otras cosas, copias firmadas de los estados contables anuales y trimestrales dentro de un período determinado desde el cierre de cada ejercicio, que deberá incluir notas con la descripción de las inversiones realizadas. Asimismo, las entidades sujetas a la obligación de informar, tales como las Sociedades, deben notificar al ENARGAS toda modificación en su participación accionaria o en la participación accionaria de sus controladas, así como también suministrar documentación relativa a la evolución de impuestos, convenios colectivos de trabajo y seguros. Esta obligación de información también comprende la notificación al ENARGAS de los cambios en los activos esenciales, seguros y actividades financieras, incluidas las resoluciones de las asambleas que aprueben la oferta de los títulos de deuda, autorización para realizar oferta pública, documentación presentada a la CNV, todo prospecto preliminar e informe relativo al uso de los fondos, etc.

Las decisiones del ENARGAS son apelables ante la justicia. Todo conflicto entre empresas sometidas a su control o entre éstas y terceros, relativos a la distribución, transporte, depósito o comercialización de gas natural debe someterse primero al ENARGAS para su decisión, la cual puede ser apelada a través de un procedimiento administrativo ante el Ministerio de Infraestructura y Vivienda o directamente ante los tribunales federales.

Las acciones administrativas entabladas por el ENARGAS debido a la conducta inadecuada de las sociedades sujetas a su jurisdicción incluyen imputaciones, apercibimientos y multas. En casos extremos el ENARGAS está autorizado a iniciar procedimientos para revocar una licencia de una sociedad. Las imputaciones se efectúan si el ENARGAS sospecha que la conducta no cumple con los términos de la licencia. Una sociedad que recibe una imputación tiene 10 días hábiles para contestarla mediante la presentación de una declaración y de los documentos que prueben que la conducta no violaba la licencia. Al revisar la contestación, el ENARGAS decide sancionar a la Sociedad o no, ya sea mediante un apercibimiento, multas (que pueden alcanzar la suma de U$S 500.000 por incumplimientos continuos o significativos) o la revocación de la licencia. Estas sanciones podrán ser impuestas por el ENARGAS basadas en la gravedad del incumplimiento o el efecto causado en perjuicio del público, entre otras consideraciones.

Principales disposiciones de las Licencias. Las Sociedades operan de acuerdo con los términos de los Documentos de la Privatización y de las Licencias otorgadas por el Gobierno para operar las redes de distribución de gas natural dentro de su área geográfica. Según estas Licencias, las Sociedades deben cumplir con los términos de los Documentos de la Privatización, la Ley de Gas Natural y cualquier reglamentación u obligación impuesta por el ENARGAS. La Ley de Gas Natural estipula que sólo las sociedades licenciatarias privadas pueden participar en la distribución del gas natural. Cada Licencia confiere el derecho exclusivo de distribuir gas natural dentro de un área geográfica específica, si bien también pueden hacerlo los subdistribuidores ya existentes o aquéllos que se creen con la aprobación del ENARGAS. El derecho exclusivo de distribución en un área específica no otorga la exclusividad de venta de gas natural, ya que en ciertas circunstancias, los consumidores pueden adquirir el gas directamente de los productores o intermediarios. No obstante, si el gas natural que se compra a terceros se suministra a través de la red de las Sociedades, se aplica el mismo margen que si la misma Sociedad hubiera vendido sus propios suministros al usuario, o que un tercero adquiera tal suministro de gas por un usuario.

En el caso de que un consumidor desee contratar directamente con terceros, debe notificar a las Sociedades y al ENARGAS con un mínimo de tres meses de antelación, de conformidad con lo establecido en la Resolución N° 1.748/2000. El ENARGAS podría, según las condiciones del mercado, reducir el plazo de notificación. Si un consumidor compra gas natural en forma directa de un tercero y luego decide volver a contratar los servicios de las Sociedades, éstas no están obligadas a reanudar el servicio. Aunque las Sociedades no estuvieran obligadas a ello, el usuario puede recurrir al ENARGAS ante dicha negativa. Ver la sección *"Actividades -- Competencia -- Conexiones alternativas (bypass)"*.

Una Licencia no puede modificarse sin el consentimiento de la Sociedad poseedora de dicha Licencia. Sin embargo, el ENARGAS puede modificar los términos del servicio establecidos en los anexos de una Licencia, siempre que notifique a la Sociedad. Si alguna modificación tuviera un efecto económico sobre la Sociedad

involucrada, el ENARGAS podrá modificar las tarifas de la Sociedad a fin de compensar este efecto o la Sociedad podrá solicitar un cambio en las tarifas aplicables.

En general, la Licencia exige que las Sociedades aseguren el acceso a la red de distribución de gas natural que opera en forma abierta e indiscriminada. Más específicamente, las Licencias exigen a las Sociedades lo siguiente: (i) recibir, transportar y vender en forma continua y regular, el gas natural que están autorizadas a distribuir a través de sus propios sistemas, (ii) mantener todos los equipos e instalaciones en buenas condiciones de operación, (iii) establecer sistemas adecuados de medición y control, (iv) ajustar actividades a fin de mejorar y preservar aquellos ecosistemas que puedan verse afectados y (v) interrumpir el servicio a los grandes usuarios según sea requerido para mantener un adecuado nivel de suministro para los usuarios, residenciales y comerciales. Las Licencias requieren que las Sociedades realicen ciertas inversiones de infraestructura durante los primeros cinco años del plazo de vigencia. Dicho plazo concluyó a fines de 1997. Estas inversiones fueron auditadas y aprobadas por el ENARGAS. Ver la sección *"Actividades -- Inversiones"*.

Según la Ley de Gas Natural y los Documentos de la Privatización, las Sociedades deben operar y mantener sus instalaciones y proveer la distribución del servicio sin interrupción, para satisfacer cualquier demanda razonable sin discriminación alguna. Asimismo, las Sociedades deben cumplir otros requisitos de servicio, seguridad, mantenimiento e inversión que exigen los Documentos de la Privatización. Las tarifas deben ser equitativas y razonables. El ENARGAS puede aplicar sanciones contra las Sociedades, incluyendo apercibimientos, la emisión de una orden específica de restricción o cumplimiento de normas particulares, la imposición de multas, o la cancelación de contratos. El tipo de sanción dependerá de la gravedad del incumplimiento y de su efecto sobre el interés público. Toda infracción a la Licencia que no tenga un tratamiento sancionatorio específico se sancionará con multa de U$S 100 hasta U$S 100.000. Dicho monto podrá elevarse a U$S 500.000 cuando se hubiere persistido en el incumplimiento o cuando las obligaciones estipuladas tuvieran grave repercusión social. Las infracciones tienen, en principio, carácter formal y se configurarán con prescindencia del dolo o culpa de las Sociedades. El ENARGAS también puede exigir inversiones además de las anteriormente establecidas en los Documentos de la Privatización, incluyendo extensiones en la red de distribución y otras mejoras, si ellas fueran de interés público, económicamente viables y estuvieran incluidas en la tarifa al momento de examinar el plan de inversiones presentado ante el ENARGAS para su aprobación el 30 de septiembre del año previo a que se realicen las inversiones.

Una porción importante de los activos transferidos por Gas del Estado están definidos en las Licencias como "activos esenciales" para la prestación del correspondiente servicio concedido. En virtud de cada Licencia, las Sociedades deben identificar y conservar los activos esenciales junto con cualquier mejora futura, de conformidad con ciertas normas que se definen en la Licencia. Las Sociedades también deben asegurar dichos activos de acuerdo con las políticas de seguros sujetas a la aprobación del ENARGAS. Toda extensión o mejora que las Sociedades puedan realizar al sistema de gasoductos y que sea financiada por ellas con vencimiento a más de un año puede ser gravada solamente con el fin de garantizar los créditos tomados para financiar dichas ampliaciones o mejoras. Conforme a los Contratos de Transferencia, las Sociedades deben mantener indemne al Gobierno de todo reclamo presentado en su contra por daños y perjuicios causados por los activos esenciales o que surjan del uso de dichos activos, desde la fecha del inicio de las operaciones.

Las Sociedades no pueden vender, ceder ni transferir sus activos esenciales, excepto en determinadas condiciones y sólo después de haber recibido la autorización previa del ENARGAS. Asimismo, en virtud de la ley argentina, no es probable que un tribunal ejecute una sentencia contra cualquiera de las bienes de las Sociedades ubicados en la Argentina, si el tribunal sostuviera que el bien, por ejemplo las redes de distribución, gasoductos y otras partes funcionales del sistema de distribución, proveen servicios esenciales a la comunidad. Además, incluso en caso de que el tribunal ejecutara la sentencia, el Gobierno deberá aprobar la liberación de los bienes que el tribunal haya declarado esenciales para la comunidad. En cualquier caso, la transferencia de activos que se considera que constituyen servicios públicos esenciales para cumplir con lo requerido por una sentencia deberá obtener la aprobación del gobierno local. Durante los primeros cinco años de la Licencia, las Sociedades no pueden reducir su capital o distribuir activos, excepto a través del pago de dividendos de acuerdo con la legislación vigente. Pasado dicho período, las Sociedades podrán reducir capital y distribuir activos únicamente con la aprobación previa del ENARGAS. Durante el término de las Licencias las Sociedades no pueden realizar préstamos a Sodigas Pampeana o a Sodigas Sur ni asumir o garantizar deudas de estas sociedades.

Las expansiones significativas de las instalaciones distribuidoras de gas natural necesitan la aprobación previa del ENARGAS. La Ley de Gas Natural establece que se otorgará a una sociedad distribuidora de gas natural todos los derechos necesarios para que pueda realizar la expansión autorizada y llevar adelante la Licencia de servicio.

En los casos en los que los clientes solicitan una expansión de las instalaciones de distribución, pero la empresa distribuidora de gas natural lo considera antieconómico, podrá solicitarse a los clientes una contribución para soportar los gastos de expansión. Las disputas relacionadas con la factibilidad económica de las expansiones serán resueltas por el ENARGAS. El 22 de julio de 1993, ENARGAS emitió una resolución que regula los casos en los cuales la expansión requiere la aprobación del ENARGAS ya sea por la magnitud de la misma o porque la empresa distribuidora de gas natural solicita contribución a sus clientes o a terceros. La resolución requiere que las empresas distribuidoras de gas natural demuestren que las contribuciones, tanto de clientes como de terceros son necesarias para hacer económicamente viable tales expansiones. Los clientes pueden hacerse cargo de la construcción de las instalaciones que la empresa distribuidora considera antieconómica, sujeto a la aprobación del ENARGAS. Una empresa distribuidora de gas natural no puede abandonar ninguna instalación distribuidora de gas natural sin la aprobación previa del ENARGAS.

Las Licencias les otorgan a las Sociedades el derecho de ocupación y de uso gratuito de todos los lugares de dominio público necesarios para la prestación del servicio licenciado. No obstante, si algún gobierno provincial o municipal le impusiera un cargo por la ocupación o uso, las Sociedades podrán trasladarlo a los usuarios residentes en la jurisdicción correspondiente, siempre que exista sentencia firme. Las Licencias también le otorgan el derecho de constituir servidumbres sobre la propiedad de dominio privado para prestar el servicio licenciado, mediante el pago de una compensación a los propietarios por parte de Gas del Estado. El Gobierno se debe hacer cargo de constituir o regularizar todas las servidumbres existentes en el área de servicio de las Sociedades, o bien las Sociedades pueden optar por asumir esta responsabilidad de la regularización de dichas servidumbres e incluir un recargo en la tarifa en concepto de compensación por el costo de las servidumbres. En octubre de 1996, el ENARGAS emitió una resolución estableciendo un fondo de contribución obligatoria a fin de pagar los costos asociados con el uso de servidumbres provenientes de la actividad de Gas del Estado y compensar por daños a los titulares de las mismas. Estas contribuciones serán constituidas en base a un aumento en las tarifas de transporte de las empresas transportadoras y distribuidoras de gas y será trasladado, como un cargo, en las facturas a los clientes del servicio en firme. Este cargo adicional, que se aplica a partir del 1° de noviembre de 1996, está sujeto a la revisión semestral del ENARGAS. En el caso de circunstancias excepcionales podrá ser revisado en cualquier otro momento.

Transferencia inicial de activos y pasivos. De conformidad con los Contratos de Transferencia, todos los activos transferidos a las Sociedades por Gas del Estado fueron transferidos en el "estado y lugar en que se encontraban". Entre los activos excluidos de la transferencia se encuentran la marca de Gas del Estado, créditos y derechos no específicamente cedidos y determinados activos no incluidos entre los "Activos Afectados al Servicio" en los Contratos de Transferencia. Si bien el Gobierno y Gas del Estado no realizaron declaraciones, ni otorgaron garantías, ni ofrecieron indemnizaciones significativas a Sodigas Pampeana, a Sodigas Sur o a las Sociedades en relación con los activos transferidos mediante los Contratos de Transferencia, excepto en ciertas circunstancias, las Sociedades verificaron que los activos establecidos efectivamente se recibieron.

Los Contratos de Transferencia asignan respectivamente a Gas del Estado y a las Sociedades, responsabilidades por daños de la transferencia u originados por la misma, dependiendo de si los daños surgen de la operación de los activos antes o después de la fecha de iniciarse las operaciones el 28 de diciembre de 1992. Además, las Sociedades son responsables de todo desperfecto de dichos activos aunque no se presuman substanciales. Las Licencias también establecen que Gas del Estado será responsable durante cinco años del registro de servidumbres relativas al sistema que no se hayan inscripto correctamente y del pago a los propietarios de las regalías o aranceles correspondientes. Con posterioridad a dicho período de cinco años, las Sociedades serán responsables de inscribir toda servidumbre y hacer los pagos correspondientes. Los Contratos de Transferencia obligan asimismo a Pampeana y a Sodigas Pampeana a cumplir a su costo, para beneficio de Gas del Estado, con todos los requisitos necesarios para obtener la autorización para la solicitud de oferta pública en la Argentina de las acciones de Pampeana pertenecientes al Gobierno y la cotización de dichas acciones en las bolsas de comercio de la Argentina.

Terminación, caducidad y venta de las Licencias

Terminación. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años que finaliza en 2027, podrán prorrogarse por un plazo adicional de diez años en el caso de que cada Sociedad haya cumplido con sus obligaciones de conformidad con la Licencia. De acuerdo con el Decreto N° 1738/92, corresponde al ENARGAS la prueba de cualquier incumplimiento por parte de las Sociedades. Al momento de producirse la extinción de las Licencias, las Sociedades, en términos generales y salvo excepciones específicas, tendrán derecho al pago por el Gobierno del menor de los dos montos siguientes: (i) el valor libros, de los activos esenciales (definidos como

aquellos activos utilizados para proveer los servicios de distribución de gas natural descriptos en las Licencias) neto de amortización acumulada y ciertas inversiones o (ii) el producido neto pagado por el adjudicatario de la licitación de un proceso licitatorio competitivo para determinar el nuevo licenciatario. Si las Sociedades desarrollaron sus tareas correctamente durante el término de la Licencia, cada una de ellas podrá participar en la nueva licitación de su licencia, y su oferta inicial deberá ser por lo menos equivalente al valor de la transacción de sus activos esenciales. En la nueva licitación cada Sociedad está autorizada a igualar la mejor oferta presentada pagando al gobierno un monto equivalente al exceso del precio de la oferta sobre el valor de tasación de sus activos esenciales. En el caso de que las Sociedades no igualen la mejor oferta, cada una de ellas recibirá como compensación el valor de tasación de los activos esenciales y el gobierno recibirá el exceso del valor de la tasación, que será pagado por el adjudicatario de la licencia. Asimismo las Sociedades tienen derecho a repudiar sus obligaciones emergentes de las respectivas Licencias en el caso de incumplimientos graves y reiterados por parte del gobierno. En ese caso, el gobierno debe pagar a la Sociedad afectada por sus activos esenciales un monto equivalente al que resulte mayor entre el valor libro y el valor de tasación de los activos esenciales. A fin de determinar las obligaciones de las partes al vencimiento de la Licencia, "valor libro" significa el valor libro neto de la amortización acumulada incluyendo el costo histórico de las inversiones en dólares, según lo aceptado por el ENARGAS ajustado según el PPI. "Valor de Tasación" es el valor de los activos esenciales resultantes de calcular el valor del negocio de prestar el servicio licenciado tal como es conducido por las Sociedades a la fecha de la valuación, como empresas en marcha y sin tomar en consideración las deudas, según lo determina un banco de inversión internacional designado por el ENARGAS.

Caducidad. Por otra parte, el Gobierno puede, basado en la recomendación del ENARGAS, cancelar la Licencia de cualquiera de las Sociedades por varias razones, entre las que se incluyen: (i) el incumplimiento grave y reiterado de obligaciones a cargo de las Sociedades incluyendo el incumplimiento grave de inversiones obligatorias y la negativa sistemática e infundada de suministrar información, que demuestre el sistemático incumplimiento de la normativa aplicable o de las resoluciones o regulaciones del ENARGAS, (ii) comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas por el ENARGAS en el período anterior de cinco años haya superado el 10 % de la facturación del último año calendario neta de impuestos y tasas, (iii) la interrupción del 35 % o más de la prestación del servicio (teniendo en cuenta una interrupción "total"), que ocurra por más de quince días consecutivos o por más de treinta días no consecutivos dentro de un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (iv) la interrupción parcial del servicio, que afecte la capacidad total del servicio de la red de distribución en más de un 5 % durante treinta días consecutivos o durante sesenta días no consecutivos en un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (v) la modificación de su objeto social sin el consentimiento del ENARGAS o el traslado de su domicilio legal fuera del territorio de la Argentina, (vi) la venta, cesión o transferencia por cualquier título de los activos esenciales, o la constitución de gravámenes sobre los mismos sin el permiso o aprobación del ENARGAS o en contravención a la Licencia, (vii) la violación a las restricciones establecidas en los Documentos de la Privatización impuestas a la transferencia de acciones o la asunción de garantías de deudas o la extensión de créditos a Sodigas Pampeana (en el caso de Pampeana) o Sodigas Sur (en el caso de Sur), respectivamente, (viii) la disolución, liquidación o quiebra de las Sociedades, (ix) el abandono de la prestación del servicio o el intento de cesión o la transferencia unilateral de la Licencia sin la previa autorización del ENARGAS o la renuncia a la Licencia excepto en aquellos casos permitidos por la Licencia, (x) ^ la violación de las restricciones a las actividades relacionadas al servicio de gas natural, ^(xi) el uso de los activos esenciales para un destino distinto que la prestación del servicio, salvo autorización expresa del ENARGAS, ^(xii) la desatención de un requerimiento expreso del ENARGAS que haya quedado firme y que por su importancia no merezca una sanción menor y ^(xiii) el incumplimiento de las tarifas que por su importancia no merezca una sanción menor. Las Licencias establecen que, en caso de cancelación, el Gobierno tendrá derecho a recibir una compensación que no será inferior al 20 % del Valor Libros de los activos de la empresa distribuidora. Las Sociedades deberán ser notificadas debidamente y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelarles la Licencia, excepto en los casos de disolución, liquidación o quiebra en los que sólo se requiere previa notificación.

Como consecuencia de las resoluciones que rigen a las Licencias, la contraprestación recibida por cualquiera de las Sociedades como consecuencia de la finalización o cancelación de la Licencia con anterioridad al vencimiento de su término puede resultar insuficiente para cumplir con las obligaciones de las Sociedades para con todos sus acreedores. Además, el pago de dicha compensación a dicha Sociedad podrá demorarse por un período indeterminado como consecuencia de los procedimientos administrativos o litigiosos emergentes como consecuencia de las suspensión de los privilegios de la Licencia.

Alternativamente, si una Licencia fuera cancelada antes del vencimiento del plazo acordado por haberse verificado un incumplimiento de las obligaciones estipuladas en dicha Licencia, el Gobierno puede compensar el valor libro neto de la Sociedad correspondiente contra cualquier suma debida por daños causados por las consecuencias que la terminación de la Licencia pudiera dar lugar. Esos daños y perjuicios nunca serán inferiores al 20 % del valor libro neto. Además, en virtud de tales circunstancias, el ENARGAS, en el caso de considerar que sería lo mejor para el interés público, los empleados y los accionistas minoritarios de las sociedades controlantes, puede requerir que Sodigas Pampeana o Sodigas Sur transfieran todas sus tenencias en la Sociedad afectada al ENARGAS como fiduciario, a fin de que proceda a la venta a un nuevo consorcio de inversión que operaría dichas Sociedades, alternativa que podría afectar en forma adversa y significativa la situación patrimonial y el resultado de las operaciones de las Sociedades y su posibilidad de cumplir con sus obligaciones respecto de las Obligaciones Negociables. El producido neto de la venta de tales acciones, menos los gastos y honorarios que se deban a un operador interino, si lo hubiera, se pagará a Sodigas Pampeana o a Sodigas Sur, según sea el caso, en tanto ellas entreguen sus acciones. Una vez que la sociedad inversora haya adquirido dichas acciones y la Sociedad afectada haya celebrado un contrato con un nuevo operador técnico, la Licencia seguirá vigente o se otorgará por un nuevo período de 35 años, a discreción del Gobierno, y los tenedores de las acciones ordinarias Clases B y C de la Sociedad afectada continuarán teniendo su participación accionaria. Ver la sección "*Composición accionaria*". La cancelación de cualquiera de las Licencias podría tener un efecto substancial adverso en la posición financiera y en el resultado de las operaciones de las Sociedades y en las Obligaciones Negociables.

Algunas consecuencias del Proceso Concursal

La Ley N° 24.522 y sus modificatorias (la "Ley de Concursos y Quiebras") instituye básicamente dos procedimientos para la cancelación de las deudas de sociedades que se encuentran en estado de insolvencia o que son incapaces de pagar sus deudas a su vencimiento. Ellos son el concurso, un procedimiento de reorganización del pasivo del deudor de conformidad con un plan preacordado con los acreedores, y la quiebra, que consiste en un proceso de disolución y liquidación. De acuerdo con la Ley de Concursos y Quiebras, el procedimiento de quiebra puede ser iniciado a instancia del deudor o de sus acreedores, mientras que el recurso al concursamiento es potestativo del deudor.

La Ley de Concursos y Quiebras otorga privilegios sobre los bienes del deudor a ciertos créditos en el concurso preventivo y la quiebra. Los créditos causados en la conservación, administración y liquidación de los bienes del concursado y en el trámite del concurso son pagados con preferencia a los créditos contra el deudor salvo que éstos tengan privilegio especial. Tienen privilegio especial sobre el producido de los bienes que en cada caso se indica, entre otros, (i) los gastos hechos para la construcción, mejora o conservación de una cosa, sobre ésta, mientras exista en poder del concursado por cuya cuenta se hicieron los gastos, (ii) los créditos por remuneraciones debidas al trabajador por seis meses y los provenientes por indemnizaciones por accidentes de trabajo, antigüedad o despido, falta de preaviso y fondo de desempleo, sobre las mercaderías que siendo de propiedad del concursado se encuentren en el establecimiento donde haya prestado sus servicios o que sirvan para su explotación, (iii) los impuestos y tasas que se aplican particularmente a determinados bienes, sobre éstos, (iv) los créditos garantizados con hipoteca, prenda, warrant y los correspondientes a debentures y obligaciones negociables con garantía especial o flotante. A su vez, cuentan con privilegio general, entre otros, los créditos por remuneraciones y subsidios familiares debidos al trabajador por seis meses y los provenientes por indemnizaciones de accidentes de trabajo, por antigüedad o despido y por falta de preaviso, vacaciones y sueldo anual complementario, los importes por fondo de desempleo y cualquier otro crédito derivado de la relación laboral.

Si cualquiera de las Sociedades fuera declarada en quiebra o se presentase en concurso preventivo, las Obligaciones Negociables serían tratadas como obligaciones no garantizadas de las mismas y con el mismo rango que otra deuda no garantizada de las Sociedades, con excepción de aquellas que gocen de privilegio en virtud de la legislación aplicable incluyendo aquellas enumeradas en el párrafo precedente. Tanto la presentación en concurso preventivo como la declaración de quiebra suspenden el curso de intereses de todo tipo en las obligaciones del deudor, con excepción de los créditos garantizados con prenda o hipoteca. En virtud de las Licencias, la declaración en quiebra de cualquiera de las Sociedades por cualquier razón así como su liquidación o disolución constituye un supuesto de incumplimiento, lo que resultará en la cancelación automática de las Licencias otorgadas por el Gobierno. Ver en esta sección "-- *Terminación, caducidad y venta de las Licencias*".

ADMINISTRACION

Directorios de las Sociedades

La administración de las Sociedades está a cargo de sus respectivos Directorios. El Directorio de cada Sociedad está compuesto por siete miembros titulares y siete miembros suplentes según está estipulado en los estatutos correspondientes. Cada director es elegido en la asamblea general ordinaria de accionistas por mayoría de votos para cubrir el cargo por el término de dos años y tienen la posibilidad de ser reelegidos. Cualquier cambio en el Directorio requiere la aprobación de los accionistas de la Sociedad afectada. Los actuales miembros del Directorio de Pampeana y Sur fueron elegidos en la asamblea realizada el 19 de marzo de 2001. Ninguna de las Sociedades es parte de contratos de empleo con cualquier miembro del Directorio de las Sociedades, a excepción de los señores Jimeno y Flores con Sur. Las Sociedades no mantienen con sus directores contratos de locación de servicios que prevean beneficios luego de la terminación de sus mandatos.

El Directorio de las Sociedades se compone de la siguiente manera:

Directores de Pampeana

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	19 de marzo de 2001
Héctor Madariaga	50	Director	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Ma. De los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Martín Campbell	51	Suplente	19 de marzo de 2001
Alfredo O'Farrell	49	Suplente	19 de marzo de 2001

Directores de Sur

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	16 de octubre de 2001
Roberto Jimeno	53	Director	19 de marzo de 2001
Ma. de los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Héctor Madariaga	50	Suplente	16 de octubre de 2001
Héctor Omar Flores	35	Suplente	19 de marzo de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros del Directorio de las Sociedades. La totalidad de los directores de las Sociedades revisten el carácter de no independientes en los términos de establecidos por las Normas de la CNV. Todos los Directores residen en la Argentina, con excepción del señor Madariaga que reside en los Estados Unidos.

Michael Morgan. El señor Morgan es graduado en Geología en la Universidad de Texas y ha realizado estudios en ingeniería en petróleo y negocios. Ha mantenido varios puestos gerenciales y técnicos en el área de exploración y producción en compañías multinacionales incluyendo Gulf, Tenneco y Shell. Actualmente, el señor Morgan es

Presidente de las Sociedades desde octubre de 2000, Vicepresidente de Sempra Energy International, Presidente de las Sociedades, Vicepresidente de Sodigas Sur y Sodigas Pampeana, Invergas, Gesell Gas, C.S. Sur S.A. ("CS Sur") y Presidente de CNG S.A.

Martín Juan Blaquier. El señor Blaquier es Ingeniero Industrial graduado en la Universidad Católica Argentina y posee un Master en Administración Pública y Privada de la *Yale School of Management*. El señor Blaquier ha sido miembro del Directorio y Vicepresidente desde octubre de 2000. Con anterioridad, el señor Blaquier fue Gerente de Operaciones y Vicepresidente de Sideco Americana S.A., como Gerente Financiero de Pampeana y Sur hasta mediados del año 1997, como Gerente de Mercado de Capitales y Financiero y Gerente Financiero del grupo Bunge & Born. Actualmente se desempeña como Vicepresidente ejecutivo de Camuzzi Argentina, Presidente de Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, CS Sur, Inversora Eléctrica de Buenos Aires S.A. ("IEBA"), Edea, Buenos Aires Energy Company S.A. ("BAECO"), Transpa, Vicepresidente de Trelpa y de Empresa de Energía de Río Negro S.A ("Edersa").

Gianni Fanin. El señor Fanin es graduado en Ciencias Económicas de la Universidad de Pavia. Es contador público y auditor, y doctor en aspectos comerciales y tributarios. El señor Fanin es el director encargado de los negocios de Camuzzi Gazometri S.p.A. Se incorporó a Camuzzi en febrero de 1995 luego de ocho años con Coopers & Lybrand en Milán. Es director de las Sociedades desde octubre de 2000. Asimismo, es miembro del Directorio de Camuzzi Argentina S.A., Empresa Distribuidora de Energía Atlántica S.A., Sodigas Pampeana, Sodigas Sur, IEBA, BAECO, Aguas de Balcarce S.A. ("Aguas de Balcarce") y Edersa, y como Vicepresidente de BAECO.

José Luis Ariel Bianco. El señor Bianco es Abogado graduado de la Universidad de Buenos Aires. El señor Bianco, con anterioridad a su ingreso a Camuzzi Argentina en 1994, ejerció su profesión especializado en derecho societario. El señor Bianco es director de las Sociedades desde abril de 1999. Es director de Empresa Distribuidora de Energía Atlántica S.A., IEBA, BAECO, Empresa de Energía Río Negro S.A., Transpa, Trelpa y Vicepresidente de Aguas de Balcarce y Aguas de Laprida S.A.

Vicente Serra. El señor Serra es Ingeniero Electromecánico de la Universidad de Buenos Aires y realizó un Master en Organización y Dirección de Empresas en la Universidad de Buenos Aires y un Master en Economía de la Regulación de Servicios Públicos en la Universidad Argentina de la Empresa. El señor Serra es responsable de nuevos negocios de Camuzzi Argentina. Con anterioridad, el señor Serra prestó servicios como gerente comercial en Comercializadora Energética del Mercosur y ocupó diversos puestos en el Ente Nacional Regulador de Energía Eléctrica, Grupo C.G. S.A., Turbine Power S.A., Malli S.A. y Edesur S.A. El señor Serra es director de las Sociedades desde octubre de 2000. Actualmente, el señor Serra es Vicepresidente segundo de IEBA y EDEA, y director de Sodigas Pampeana, Sodigas Sur, Gesell Gas, Invergas, CS Sur y Aguas de Balcarce.

Santiago F. Albarracín. El señor Albarracín es Abogado graduado en la Universidad Católica Argentina y posee un diploma en Derecho de la Energía y Recursos Naturales, Política y Economía de la Universidad de Dundee, Escocia. El señor Albarracín se desempeñó como abogado en el Estudio Dabinovic & Asociados y en el departamento de energía y recursos naturales del Estudio Cárdenas, Cassagne & Asociados, ocupando luego el cargo de jefe de contratos y regulaciones de la gerencia de asuntos legales de Metrogas S.A. El señor Albarracín es gerente de asuntos legales de Sudamérica de Sempra Energy International. En la actualidad, el señor Albarracín se desempeña como director de Sodigas Pampeana ^, Sodigas Sur y Pampeana, y ocupa su actual cargo en las ^ sociedades desde marzo de 2001. Con fecha 16 de octubre de 2001, el señor Albarracín fue designado director titular de Sur.

Alfredo O'Farrell. El señor O'Farrell es Abogado graduado en la Universidad de Buenos Aires, posee un Master en Derecho Comparado de la Universidad de Nueva York y un Master en Derecho Comercial de la Universidad Argentina de la Empresa. El señor O'Farrell ocupa su cargo actual en ^ Pampeana desde octubre de 2000. El señor O'Farrell es Presidente de El Aljibe S.A.A.I.y C., Brightpoint de Argentina S.A., Security Holding S.A., Inversiones Eléctricas Mendocinas S.A., PPLG Argentina S.A., Enova S.A. y Gage Argentina S.A. El señor O'Farrell es también miembro del Directorio de Schering-Plough S.A. y La República Seguros de Vida S.A., entre otras. El señor O'Farrell es socio del estudio Marval, O'Farrell & Mairal.

Héctor Madariaga. El señor Madariaga es Ingeniero Mecánico especializado en Mecánica de Fluidos Térmicos de la *California State University Northridge*. El señor Madariaga ha sido miembro del Directorio desde abril de 1999. El señor Madariaga es también Vicepresidente de Sempra Energy International y, con anterioridad, ha ocupado diversos puestos de creciente responsabilidad en las áreas de ingeniería, almacenamiento, investigación y recursos humanos de la Southern California Gas Company. El señor Madariaga es director de Sodigas Pampeana ^, Sodigas Sur y Pampeana. Con fecha 16 de octubre de 2001, el señor Madariaga fue designado director suplente de Sur.

Pietro Mazzolini. El señor Mazzolini es doctor en Economía y Comercio de la *Universitá di Parma*. Se incorporó al Gruppo Camuzzi en 1993 y participó de la adquisición de Pampeana, Sur, Edersa y Edea. El señor Mazzolini previamente trabajó para la Bolsa de Comercio de Italia y se desempeñó en distintas posiciones en las Sociedades. El señor Mazzolini es el actual Gerente Financiero de Camuzzi Argentina y director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Mazzolini es director de las Sociedades desde octubre de 2000.

Gustavo Arias. El señor Arias es Contador Público graduado en la Universidad de Buenos Aires. Se encuentra vinculado a las Sociedades desde 1999 y es el actual gerente de planificación y control de Camuzzi Argentina. En el pasado, el señor Arias se desempeño en diferentes puestos en Metrogas S.A., Georgalos Hnos. S.A.I.C.A. y Copetro S.A. El señor Arias es director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Arias es director de las Sociedades desde octubre de 2000.

Hugo Krajnc. El señor Krajnc es licenciado en Economía en la Universidad de Buenos Aires y licenciado en Ciencias Políticas en Universidad Católica Argentina, respectivamente. El señor Krajnc se ha desempeñado en diversos puestos en el Ministerio de Economía, la Secretaría Legal y Técnica de la Presidencia de la Nación y en Cargill Argentina S.A. El señor Krajnc es el director responsable de relaciones institucionales de Camuzzi Argentina. El señor Krajnc es director de las Sociedades desde marzo de 2001.

Luigi Predieri. El señor Predieri es Abogado graduado en la Universidad de Genova y está habilitado a ejercer el derecho en Génova, Italia. Se ha desempeñado como director del Departamento Legal de Camuzzi Gazometri S.p.A. desde 1999. En el pasado, trabajó como abogado interno para empresas como BMG Ricordi S.p.A. y RCS, T.V. y también como Gerente General de Majestic Film Ltd. en Londres. El señor Predieri es director de Sodigas Pampeana, Sodigas Sur y Camuzzi Argentina. El señor Predieri es director de las Sociedades desde octubre de 2000.

Ma. de los Angeles Alcolumbre. La señora Alcolumbre es Contadora Pública graduada en la Universidad de Buenos Aires, recibió un Diploma en Valuación de Acciones de la *Kellogg Graduate School of Management* y un Master en Administración de Empresas en IDEA. La señora Alcolumbre ha ocupado diversos puestos en Ernst & Young - Henry Martin Lisdero y Asociados y Sempra Energy International. La señora Alcolumbre es directora de las Sociedades desde octubre de 2000.

Martín Campbell. El señor Campbell es Abogado graduado en la Universidad Católica Argentina y es socio del estudio Marval, O'Farrell & Mairal. Con anterioridad a incorporarse a Marval O'Farrell & Mairal, fue socio del Estudio Lanfranco & Mariño. El señor Campbell es miembro del Tribunal Arbitral del Colegio de Público de Abogados de la Ciudad de Buenos Aires. El señor Campbell es director de las Sociedades desde octubre de 2000.

Roberto Jimeno. El señor Jimeno es Ingeniero Mecánico graduado en la Universidad Nacional de la Patagonia. El señor Jimeno ha sido miembro del Directorio de Sur desde 1993. Trabajó en Gas del Estado desde 1969 hasta 1992. El señor Jimeno fue Gerente de Investigación y Desarrollo en el Area de Administración Sur y actualmente es Jefe de Operaciones Técnicas de la región sur de Sur. El señor Jimeno es miembro del directorio de Sur desde 1994.

Héctor Omar Flores. El señor Flores es Maestro Mayor de Obras. El señor Flores trabajó para Gas del Estado desde 1989 a 1992. Actualmente, el señor Flores es el desarrollador de redes de Sur en Neuquén. El señor Flores es miembro del directorio de Sur desde octubre de 1999.

Cuerpo ejecutivo de las Sociedades

El Directorio designa y remueve a los gerentes de las Sociedades a su discreción. El cuerpo ejecutivo es común para Pampeana y para Sur. El único gerente que reporta directamente al Directorio de las Sociedades es el señor José Manuel Vázquez. A continuación se consignan los gerentes de las Sociedades:

Nombre	Edad	Cargo	Fecha de designación
José Manuel Vázquez	56	Gerente General	Noviembre de 2000
Andrés Kidd	39	Gerente de Marketing y Desarrollo Comercial	Noviembre de 2000
Edgardo Dalton	40	Gerente de Asuntos Corporativos	Noviembre de 2000
Jorge Mantiñán	58	Auditor Interno y Controller Financiero	Junio de 1998
Carlos Villambrosa	48	Gerente Operativo	Abril de 1998
Carlos Buccieri	65	Gerente Técnico	Abril de 1998
Roberto Meligrana	48	Gerente de Recursos Humanos	Marzo de 1993
Anatolio Opejda	41	Gerente de Información y Tecnología	Noviembre de 2000
Carlos García Chafuén	55	Gerente de Impuestos	Marzo de 1996
David Dalmasso	51	Gerente Financiero	Noviembre de 2000
Marcelo Martinó	40	Gerente Administrativo	Noviembre de 2000
Federico Zuanich	35	Gerente de Asuntos Regulatorios	Noviembre de 2000
Luciano Paladini	30	Gerente de Planeamiento	Noviembre de 2000
Néstor Yllera	41	Gerente de Legales	Mayo de 1999
Héctor Pérez Llana	48	Gerente de Abastecimiento y Logística	Junio de 1998
Carina Carrasco	34	Gerente de Relaciones Institucionales	Agosto de 2001
Diego Stabile	44	Gerente Comercial	Julio de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros de la primera línea gerencial de las Sociedades. La totalidad de los miembros de la primera línea gerencial de las Sociedades reside en la Argentina.

José Manuel Vázquez. El señor Vázquez es Licenciado en Economía graduado en la Universidad de Buenos Aires y ha realizado un Master en Economía en la *University of Chicago.* El señor Vázquez está vinculado con Camuzzi Argentina desde 1999 y mantiene su actual puesto desde noviembre de 2000. Con anterioridad, el señor Vázquez prestó servicios como gerente financiero del Grupo Bunge & Born.

Andrés Kidd. El señor Kidd es Ingeniero Industrial de la Universidad de Buenos Aires y ha realizado un Master en Negocios Internacionales de la Universidad de Belgrano. El señor Kidd ha estado vinculado con las Sociedades desde 1997 y ha prestado servicios en su actual puesto desde noviembre de 2000. El señor Kidd prestó servicios con anterioridad en distintos puestos gerenciales en Atanor S.A. (Grupo Bunge & Born) y Refinería de Maíz S.A.

Edgardo Dalton. El señor Dalton es Abogado graduado en la Universidad de Buenos Aires. Ha sido designado en su puesto actual en noviembre de 2000. Previamente se desempeñó como Gerente de Asuntos Legales de Philip Morris y Molinos Río de la Plata S.A.

Anatolio Opejda. El señor Opejda es graduado en Ciencias Informáticas en la Universidad de CAECE y ha estado vinculado con las Sociedades desde 1993. El señor Opejda mantiene su actual cargo desde noviembre de 2000. Previamente prestó servicios para Camuzzi Argentina y BankBoston.

Marcelo Martinó. El señor Martinó es Contador Público graduado en la Universidad de Buenos Aires y ha sido asesor de las Sociedades desde 1993. El señor Martinó mantiene su cargo actual desde noviembre de 2000.

Federico Zuanich. El señor Zuanich es Abogado graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1994 y mantiene su cargo actual desde noviembre de 2000. Con anterioridad, el señor Zuanich se desempeñó en la Comisión Nacional de Valores y en la Justicia Nacional de Capital Federal.

Luciano Paladini. El señor Paladini es Contador Público graduado en la Universidad de Belgrano y ha prestado servicios a las Sociedades desde 1994. Ha mantenido su cargo actual desde noviembre de 2000. Con anterioridad, el señor Paladini prestó servicios como Analista Senior de Planeamiento de Macrosa del Plata S.A.

Jorge Mantiñán. El señor Mantiñán es Contador Público graduado en la Universidad de Buenos Aires y ha realizado un Master en Administración de Empresas en IDEA. El señor Mantiñán ha prestado servicios a las Sociedades en su cargo actual desde junio de 1998. Con anterioridad, el señor Mantiñán se desempeñó como director de la División de Auditores Internos de IDEA, Vicepresidente del Instituto de Auditores Internos de la Argentina y también se ha desempeñado en diversos cargos ejecutivos en Aceros Zapla S.A., Acindar S.A., Phillips Argentina S.A. y Phillips Industries (London).

Carlos Villambrosa. El señor Villambrosa es Ingeniero Industrial e Ingeniero en Petróleo graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1993 actuando como Gerente de Planificación y Control. El señor Villambrosa se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Villambrosa se desempeñó como Gerente de Planeamiento Industrial de Hughes Tool Company en Argentina.

Carlos Buccieri. El señor Buccieri es Ingeniero Electro-Mecánico graduado en la Universidad de Buenos Aires. El señor Buccieri se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Buccieri prestó servicios en diversos cargos en Gas del Estado y como consultor independiente especializado en producción, almacenamiento, transporte, distribución y uso de gas.

Roberto Meligrana. El señor Meligrana se ha graduado en Relaciones Industriales en la Universidad Argentina de la Empresa. El señor Meligrana ha prestado servicios en su actual cargo desde 1993. El señor Meligrana previamente se desempeñó como Gerente de Recursos Humanos de Cinzano, Petroquímica Río Tercero y Atanor S.A. (Grupo Bunge y Born).

Carlos García Chafuén. El señor García Chafuén es Contador Público graduado en la Universidad de Buenos Aires y se ha desempeñado en su cargo actual desde marzo de 1996. Con anterioridad, el señor García Chafuén prestó servicios en diversos cargos ejecutivos en Coopers & Lybrand, Harteneck, López & Cía e IBM Argentina S.A.

David Dalmasso. El señor Dalmasso es Contador Público graduado en la Universidad Nacional de Rosario. El señor Dalmasso ha prestado servicios a Camuzzi Argentina desde 1994 y a Camuzzi Gas desde noviembre de 2000.

Néstor Yllera. El señor Yllera es Abogado graduado en la Universidad de Buenos Aires y ha prestado servicios a las Sociedades desde 1993. Se ha desempeñado en su actual cargo desde mayo de 1999. Con anterioridad, el señor Yllera se desempeñó como asesor legal de Indupa S.A.

Héctor Pérez Llana. El señor Pérez Llana es Ingeniero Industrial graduado de la Universidad Católica Argentina y realizó un Master en Administración de Empresas en la UCA - Escuela Organización Industrial de Madrid. El señor Pérez Llana se desempeñó en las oficinas de los Estados Unidos de Hughes Tool Company como Gerente de Proyectos, Gerente de Planta y Gerente de Planeamiento. El señor Pérez Llana se desempeña en su cargo actual desde junio de 1998.

Carina Carrasco. La señora Carrasco el Licenciada en Comercialización graduada en la Universidad de Ciencias Empresariales y Sociales y se encuentra cursando una "Maestría en Gestión de la Comunicación en las Organizaciones" en la Universidad Austral. Con anterioridad se desempeñó como Jefe de Relaciones Institucionales de Transportadora de Gas del Sur S.A. La señora Carrasco se desempeña en su cargo actual desde agosto de 2001.

Diego Stabile. El señor Stabile es Ingeniero Industrial graduado en la Universidad de Buenos Aires. Con anterioridad se desempeñó como Jefe de Ingeniería de Swift, fue asistente del presidente en Ray-O-Vac (México), Gerente Industrial en Compañía Introductora de Buenos Aires S.A. (Dos Anclas), Gerente General de Frigorífico Rioplatense, y desde 1993 se desempeñó como Gerente de Operaciones de Litoral Gas S.A. El señor Stabile se desempeña en su cargo actual desde julio de 2001.

Comisión Fiscalizadora de las Sociedades

De conformidad con la LSC, Pampeana y Sur mantienen una Comisión Fiscalizadora que verifica el cumplimiento de las reglamentaciones correspondientes. La totalidad de los miembros de la Comisión Fiscalizadora de las Sociedades son independientes con el significado que le asigna las Normas de la CNV. Las Comisiones Fiscalizadoras de las Sociedades son las siguientes:

Nombre	Edad	Cargo	Fecha de designación
Alfonso Carlos Laferrere	68	Miembro	24 de abril de 1998
Héctor Maggi	49	Miembro	28 de abril de 1999
Hugo Luppi	56	Miembro	11 de octubre de 2000
Juan Carlos Yemma	58	Suplente	11 de octubre de 2000
Matías Sporleder	46	Suplente	11 de octubre de 2000
Rubén Ruival	59	Suplente	11 de octubre de 2000

Alfonso C. De Laferrere. El señor De Laferrere es Abogado graduado en la Universidad de Buenos Aires. Es miembro de la Comisión Fiscalizadora de Sur desde 1993. El señor De Laferrere es también miembro de la Comisión Fiscalizadora de Sodigas Pampeana y Sodigas Sur. Asimismo se desempeña como Presidente de Fundaria S.A. y como Vicepresidente de Liag Argentina S.A. y Agromin Argentina S.A. Es director de Fratelli Branca, Destilerías S.A., Marifran Internacional S.A., Exabel S.A., Sociedad Comercial del Plata S.A., Sodigas Pampeana, Sodigas Sur, EDEA, IEBA, BAECO, Camuzzi Argentina, Transpa, Trelpa, Invergas, Gesell Gas, CS Sur, EDERSA, Aguas de Balcarce y Aguas de Laprida.

Héctor Maggi. El señor Maggi es Contador Público graduado en la Universidad de Buenos Aires y realizó un Master en Administración de Empresas en IDEA. El señor Maggi ha sido miembro de la Comisión de Fiscalización de Pampeana y Sur desde abril de 1999. El señor Maggi es también miembro de la Comisión Fiscalizadora de Sodigas Sur y Sodigas Pampeana, B.J. Services S.A., Chevrolet S.A., Lufkin Argentina S.A., Monsanto Argentina S.A., Hidroneuquén S.A., GMC Compañía Financiera S.A., Invergas, CS Sur, Hidroeléctrica Alicurá S.A., Gesell Gas, Solvay Indupa S.A. y Rodamientos FAG S.A.

Hugo Luppi. El señor Luppi es Contador Público graduado en la Universidad de Buenos Aires. El señor Luppi ha sido socio de Deloitte & Touche desde 1979 y prestado servicios como Presidente y Gerente General de Deloitte & Touche desde 2000. El señor Luppi es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Organizó y dirigió numerosas actividades académicas en la Facultad de Economía de la Universidad de Buenos Aires. El señor Luppi es miembro del Comité Técnico de la Federación Argentina de Consejo Profesional de Ciencias Económicas. El señor Hugo Luppi es síndico titular de, entre otras, Pampeana, Sur, Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, Basf Argentina S.A., Basf Piluretano S.A., BNL Inversores Argentina S.A., BNL Valores S.A. Sociedad de Bolsa, Information Technology Acquisition Corporation S.A., Rombo Ahorro Para Fines Determinados S.A., Petrouruguay S.A., Canale S.A., Celulosa Argentina S.A., Garovaglio y Zorraquín S.A., Metalúrgica Tandil S.A., Renault Argentina S.A., Decker Indelqui S.A., Plan Rombo S.A., Klaukol S.A. y Nabisco Argentina S.A.

Juan Carlos Yemma. El señor Yemma es Contador Público graduado en la Universidad de Buenos Aires. El señor Yemma es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Yemma es también miembro de la Comisión Fiscalizadora de Renault Argentina S.A. y sus compañías vinculadas, General Motors de Argentina S.A., General Motors Acceptance Corp., Prestolite Indiel Argentina S.A., Celulosa Argentina S.A., Monsanto Argentina S.A., Nobleza Piccardo S.A., Merrill Lynch Argentina S.A., Sociedad Comercial del Plata S.A., Compañía General de Combustibles S.A., Schering Plough Argentina S.A., Frigorífico Rioplatense S.A., Procter and Gamble, Südelektra S.A y Glencore S.A. El señor Yemma ha sido socio de Deloitte & Touche desde 1977, donde se especializa en cuestiones impositivas.

Matías Sporleder. El señor Sporleder es Abogado graduado en la Universidad de Belgrano y ha realizado un Master en Negociación en la Universidad Católica Argentina. El señor Sporleder es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Sporleder es socio del Estudio Moltedo.

Rubén Ruival. El señor Ruival es Contador Público graduado en la Universidad de Buenos Aires. El señor Ruival se desempeñó como Presidente del Directorio de Deloitte & Touche Argentina. El señor Ruival es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Es miembro del Comité Ejecutivo del Consejo de Impuestos del Consejo Profesional de Ciencias Económicas. El señor Ruival ha expuesto y presidido en varios seminarios de impuestos y ha enseñado finanzas e impuestos en varias universidades.

Remuneración

De acuerdo con la legislación argentina, toda remuneración abonada a los directores debe ser aprobada por la asamblea ordinaria de accionistas de la Sociedad correspondiente. El total de la remuneración anual abonada a los miembros del Directorio no puede ser superior al 5 % de las utilidades netas actualizadas de la Sociedad (definidas como las utilidades netas menos los montos asignados a reservas legales y otras reservas obligatorias y pérdidas acumuladas, de haberlas, más el total de las remuneraciones de los miembros del Directorio y de la Comisión Fiscalizadora) para el ejercicio en cuestión, salvo que se distribuyan dividendos en dicho ejercicio. De todas formas, existe un tope para el total de las remuneraciones de los miembros del Directorio, establecido como el 25 % de las utilidades netas de la Sociedad al momento del pago de dividendos. Estos porcentajes pueden superarse, (i) en el caso de los directores que cumplan funciones ejecutivas o ejerzan comisiones especiales, y (ii) con la aprobación de la asamblea de accionistas. El estatuto social de las Sociedades no establecen remuneraciones mínimas ni máximas para los directores, que no sean las establecidas por la legislación argentina.

Durante el ejercicio económico 2000, el monto total de compensación a directores, miembros de la Comisión Fiscalizadora y gerentes de las Sociedades fue de aproximadamente $ 3,2 millones. De dicho monto, $ 80.045 corresponde a los directores de Pampeana, $ 36.000 a los directores de Sur, y $ 2.968.487 a los gerentes de ambas Sociedades. Los gerentes desempeñan sus funciones tanto para Pampeana como para Sur, por lo que los costos de remuneración se imputan de acuerdo a la composición de la cartera de clientes de cada una de las Sociedades. Al respecto, ver la sección "*Actividades -- Recursos humanos*". Las Sociedades no ofrecen a sus gerentes y directores ningún programa de jubilaciones o retiros. Ver la sección "*Actividades -- Recursos humanos*".

COMPOSICION ACCIONARIA

Generalidades

Sodigas Pampeana mantiene en la actualidad el 86,09 % del capital accionario de Pampeana y Sodigas Sur mantiene el 90 % del capital accionario de Sur. El restante 13,91 % del capital de Pampeana es mantenido por otros accionistas (aproximadamente el 13,65 %) y el Banco de la Nación Argentina (0,26 %), a través de un fideicomiso en garantía, en beneficio de los empleados de Pampeana. El restante 10 % de las acciones ordinarias de Sur son mantenidas por su Plan de Participación del Personal.

Con anterioridad a octubre de 2000, el Gobierno mantenía 20 % de capital accionario de Pampeana pero decidió vender su participación en un remate bursátil en la BCBA. A través de dicho remate, Sodigas Pampeana adquirió una participación adicional de 6,4 % en Pampeana, incrementando su participación de 70,86 % a 77,21 %. Los fondos de jubilaciones y pensiones de la Argentina adquirieron la participación remanente en Pampeana del 13,65 %. El precio que abonó Sodigas Pampeana y los fondos de jubilaciones y pensiones por cada acción de Pampeana fue de U$S 1,10. Además, el 11 de octubre de 2000, Camuzzi Argentina transfirió su participación directa de 8,88 % en Pampeana a Sodigas Pampeana, incrementando su participación de 77,21 % a 86,09 %.

El capital accionario de cada una de las Sociedades está dividido en acciones ordinarias Clase A, Clase B y Clase C. El 51 % del capital de Pampeana se encuentra representado por acciones Clase A, el 39,86 % se encuentra representado por acciones Clase B y el 9,14 % se encuentra representado por acciones Clase C. Un porcentaje de las acciones Clase C de Pampeana es mantenido, a través de un fideicomiso en garantía, por el Banco de la Nación Argentina en su carácter de fiduciario y en beneficio de los empleados de Pampeana que representan el 0,26 % del capital accionario de Pampeana. El 51 % del capital de Sur se encuentra representado por acciones Clase A, el 39 % se encuentra representado por acciones Clase B y el 10 % se encuentra representado por acciones Clase C. Las acciones Clase C de Sur se encuentran asignadas a sus empleados. Los accionistas de las Sociedades no tienen diferentes derechos de voto entre sí.

El cuadro siguiente muestra la estructura de las tenencias de capital de Pampeana y Sur a la fecha del presente Prospecto.


Camuzzi Argentina
Sempra Energy (Denmark-1) APS
SEI Cayman Gas Holding Company
56,91 %
21,545 %
21,545 %
Programa de Propiedad Participada
Sodigas Sur
Sodigas Pampeana
Otros accionistas(1)
Banco de la Nación Argentina(2)
10,0 %
90,0 %
86,09 %
13,65 %
0,26 %
Sur
Pampeana

Notas:

(1) La expresión "Otros accionistas" se refiere a los titulares de acciones adquiridas en la BCBA.

(2) La tenencia de la participación de Banco de la Nación Argentina en Pampeana, correspondiente al personal que integraba el programa de propiedad participada, se mantiene de conformidad con el contrato de fideicomiso en garantía descripto en "— *Programa de Propiedad Participada*" de la presente sección.

El siguiente cuadro refleja la cantidad de acciones y el porcentaje sobre las acciones en circulación de cada clase de la que resulta titular cada uno de los accionistas de las Sociedades a la fecha del presente Prospecto.

Titular	Pampeana					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Pampeana	169.973.335	51,00 %	87.360.609	26,21%	29.594.250	8,88%
Administradora de Fondos de Jubilaciones y Pensiones	–	–	45.493.000	13,65%	–	–
Banco de la Nación Argentina	–	–	–	–%	859.855[1]	0,26
Total	169.973.335	51,00 %	132.853.609	39,86%	30.454.105	9,14%

Nota:
(1) Acciones mantenidas de conformidad con el contrato de fideicomiso en garantía descripto en *"Programa de Propiedad Participada"* en esta sección.

Titular	Sur					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Sur	88.753.306	51,00%	67.870.175	39,00%	–	–
Programa de Propiedad Participada	–	–	–	–	17.402.609	10,00%[1]
Total	88.753.306	51,00%	67.870.175	39,00%	17.402.609	10,00%

Nota:
(1) Los directores y gerentes de Sur, en conjunto, mantienen aproximadamente el 0,06 % de las Acciones Clase C.

Accionistas principales

A la fecha del presente, Camuzzi Argentina es el principal accionista de Sodigas Pampeana y Sodigas Sur con una participación de un 56,91 % en cada una de las dos sociedades. Camuzzi Argentina es una sociedad argentina constituida el 13 de julio de 1992 y cuyo capital accionario pertenece mayoritariamente a Camuzzi, principal empresa distribuidora privada de gas de Italia. A mayo de 2001, la participación remanente del 43,09 % en Sodigas Pampeana y Sodigas Sur era mantenida por Sempra Energy (Denmark-1) APS y SEI Cayman Gas Holding Company, ambas afiliadas de Sempra Energy (a través de Sempra Energy International), el accionista principal de Southern California Gas Company, el mayor distribuidor de gas en los Estados Unidos. El 11 de octubre de 2000, Sempra adquirió la mitad del su actual participación de 43,09 % el 11 de octubre de 2000 de CNG Cayman Three Limited ("CNG Cayman"), una afiliada de CNG International Corporation.

En octubre de 2000, entró en vigencia un nuevo acuerdo de accionistas celebrado entre Camuzzi Argentina y Sempra (el "Acuerdo de Accionistas") que regula la administración de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades. El Acuerdo de Accionistas regula (i) la elección de los miembros del Directorio de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (ii) la elección de los miembros de la Comisión Fiscalizadora de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iii) la elección de ciertos gerentes, incluyendo al presidente de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iv) la aprobación de ciertas cuestiones que requieran el voto de los directores y accionistas de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades y (v) otras cuestiones relativas al control.

No se han celebrado contratos de opciones sobre las acciones de las Sociedades ni se ha realizado una modificación del capital social en los últimos tres años que haya dado lugar a la emisión de acciones.

El 31 de mayo de 2001, las Sociedades notificaron a la BCBA y a la CNV el inicio de estudios relativos a una posible fusión con cada una de sus respectivos accionistas principales (Sodigas Pampeana y Sodigas Sur). A la fecha del presente Prospecto, las Sociedades continúan dicho proceso de análisis.

Programas de propiedad participada

En cumplimiento de la Ley de Reforma del Estado, parte del personal de cada una de las Sociedades, entre ellos los ex-empleados de Gas del Estado, tiene el derecho a participar en los respectivos programas de propiedad participada ("PPP") de cada una de las Sociedades. En relación con la privatización de ciertas empresas públicas incluyendo a Gas del Estado, el Gobierno instrumentó los PPP de acuerdo con los cuales las acciones de las sociedades privatizadas serían vendidas por el Gobierno a los empleados. De acuerdo con el PPP, a principios de 1994, el 10 % de las acciones de cada una de las Sociedades fueron transferidas por el Gobierno al Banco de la Nación Argentina quien actúa como fiduciario, en beneficio de los empleados de Gas del Estado que continuaron como empleados de las Sociedades al 28 de diciembre de 1992 y que eligieron participar en el PPP antes del 31 de julio de 1993. Los empleados comprendidos en este régimen tienen derecho a comprar estas acciones, ya sea pagando por ellas en efectivo o destinando al precio de compra los dividendos anuales que pagan las Sociedades respecto de dichas acciones más un 50 % del bono de participación en las ganancias que se debe pagar anualmente a los empleados (0,5 % de los ingresos netos de las Sociedades para la totalidad de los empleados). Hasta la integración total del pago, el fiduciario mantendrá la custodia de estas acciones. Los empleados participantes tienen derechos preferenciales a participar en cualquier aumento de capital, a fin de mantener su actual participación en el capital. Las acciones ordinarias Clase C votan como una sola clase en las respectivas asambleas de accionistas de las Sociedades. Las acciones ordinarias Clase C no pueden ser transferidas excepto a otras personas que sean empleados; cuando un empleado participante se desvincula de la respectiva Sociedad, las acciones deben venderse a otros empleados o al fondo de recompra del PPP, para ser ofrecidas nuevamente a otros empleados. Las acciones ordinarias Clase C de cada Sociedad que estén totalmente integradas pueden, sin embargo, ser convertidas en acciones ordinarias Clase B de la respectiva Sociedad si los tenedores de acciones ordinarias Clase C aprueban la conclusión del PPP y, cuando ello ocurra, podrán ser transferidas libremente a terceros. Los tenedores de acciones Clase C pueden acordar que se restrinjan aún más las posibilidades de transferencia aplicables a dichas acciones.

La cantidad de acciones que cada empleado podía comprar se determinaba mediante una fórmula que tomaba en cuenta varios aspectos, tales como el ingreso anual, los familiares a cargo y la antigüedad (incluyendo los años de servicio en Gas del Estado). El Decreto N° 265/94 de fecha 16 de febrero de 1994 promulgado por el Gobierno ratificó que el valor de compra de las acciones ordinarias Clase C, es equivalente al 10 % del capital total de cada Sociedad. El valor por cada acción que deberán pagar los participantes del PPP se obtiene al dividir el precio total que Pampeana o Sur pagaron por la adquisición del 70 % y 90 % de la respectiva Sociedad por la cantidad total de acciones ordinarias Clase A y B de dicha Sociedad adquirida por Sodigas Pampeana o Sodigas Sur, respectivamente. De este modo, los empleados de cada Sociedad debían pagar el mismo precio por cada acción ordinaria Clase C que el pagado por cada acción en la privatización de Gas del Estado por el comprador de la Sociedad. Luego del 31 de diciembre de 1993, las acciones destinadas al PPP podían ser adquiridas a su valor libros determinado sobre la base del balance aprobado más reciente. Todas las acciones ordinarias Clase C de cada Sociedad quedarán en poder del Banco de la Nación Argentina en virtud de un contrato de fideicomiso hasta que sean pagadas en su totalidad por sus respectivos titulares. Una vez realizado el pago se entregarán a los empleados. La integración total de dichas acciones se garantiza mediante una prenda, que se levantará cuando todas las acciones estén totalmente integradas. Los tenedores de acciones ordinarias Clase C de cada Sociedad tienen derecho a elegir un representante que integre el Directorio de la Sociedad respectiva. Dicho representante se elige en una asamblea especial de los tenedores de acciones ordinarias Clase C, que se celebrará alrededor de la fecha en que se celebren las asambleas de accionistas de cada Sociedad.

El 30 de diciembre de 1996, los participantes en el PPP de Pampeana acordaron vender 1.622.000 acciones ordinarias Clase C a Sodigas Pampeana. Luego de ser ratificado por el Banco de la Nación Argentina, en su carácter de fiduciario, las acciones ordinarias Clase C vendidas a Sodigas Pampeana fueron, una vez removidas del PPP, canjeadas por acciones ordinarias Clase B. Como resultado de la venta, los tenedores de acciones Clase C eran titulares de aproximadamente 9,5 % de Pampeana, mientras que Sodigas Pampeana aumentaba su participación a aproximadamente 70,5 %. En mayo de 1999, Sodigas Pampeana adquirió 1.252.000 acciones Clase C del PPP de Pampeana, incrementando, por tanto, su participación en 0.38 % de 70,5 % a 70,9 %. En junio de 1999, dichas acciones adquiridas fueron removidas del PPP de Pampeana y canjeadas por acciones ordinarias Clase B. El 27 de marzo de 2000, los participantes en el PPP de Pampeana acordaron vender a Camuzzi Argentina 29.594.250

acciones ordinarias de las 30.454.105 acciones ordinarias Clase C en circulación (representativas del 8,88 % del capital de Pampeana). Camuzzi subsecuentemente transfirió su participación directa del 8,88 % en Pampeana a Sodigas Pampeana el 11 de octubre de 2000. Las 859.855 acciones ordinarias Clase C de Pampeana que permanecen en circulación (representativas del 0,26 % del capital social de Pampeana) continúan siendo mantenidas en fideicomiso por el Banco de la Nación Argentina. El PPP de Pampeana como tal ha finalizado. Pampeana considera que las restantes acciones ordinarias Clase C serán canjeadas por acciones ordinarias Clase B.

Sociedades controladas por las Sociedades

Pampeana posee aproximadamente el 100 % del capital accionario de I.V. Invergas S.A. ("Invergas"), empresa que controla a Sociedad Distribuidora de Gesell Gas S.A. ("Gesell Gas"). Gesell Gas es una empresa sub-distribuidora de gas en el Municipio de Villa Gesell, provincia de Buenos Aires, y provee gas natural a aproximadamente 2.500 clientes en virtud de un contrato de concesión por un término de 10 años, el cual podrá ser prorrogado a su vencimiento. Sur adquirió recientemente aproximadamente el 100 % del capital accionario de CS Sur S.A., una sociedad dedicada a la comercialización de gas licuado en garrafas y/o cilindros y/o a granel, y a la prestación de servicios administrativos, comerciales y técnicos.

Restricciones a la transferencia de acciones

En los Documentos de la Privatización existen ciertas restricciones a la capacidad de Sodigas Pampeana y Sodigas Sur de transferir las acciones de las Sociedades.

En virtud de los Documentos de la Privatización que establecen los términos y condiciones de la privatización de Gas del Estado, Sodigas Pampeana y Sodigas Sur pueden transferir una parte de sus participaciones en las Sociedades en la medida en que sus participaciones en el capital accionarios y en los derechos a voto en Pampeana y Sur, respectivamente, no resulte inferior al 51 %. Si Sodigas Pampeana y Sodigas Sur tienen la intención de efectuar una venta de la totalidad o una parte de sus tenencias en Pampeana y Sur que resulte en una participación accionaria inferior a dicho porcentaje, deben contar previamente con la aprobación del ENARGAS. La venta por parte de Sodigas Pampeana y Sodigas Sur de su participación mayoritaria debe efectuarse por el 51 % total de la participación o, si la transferencia de dichas acciones no constituye una venta, la parte inversora debe adquirir la participación última de no menos del 51 % y debe demostrar que la respectiva transacción no menoscabará la calidad del sistema operativo y que el contrato de asistencia técnica continuará en vigencia. Los accionistas de Sodigas Pampeana pueden vender más del 49 % de sus acciones solamente si cuentan con la autorización previa del ENARGAS.

Las restricciones mencionadas anteriormente a la transferencia de acciones de Pampeana y Sodigas Pampeana incluidas en los Documentos de la Privatización son idénticas a las restricciones a la transferencias de acciones aplicables a Sur y a Sodigas Sur, respectivamente. Asimismo, Sodigas Pampeana o Sodigas Sur, a los ocho años posteriores a la privatización de activos de sus respectivas concesiones, pueden solicitar al ENARGAS que autorice la liquidación de los mismos y la asignación de las participaciones en Pampeana o Sur a los accionistas, respectivamente. Mientras se encuentren vigentes cualquiera de las restricciones mencionadas anteriormente a la transferencia de acciones de cualquiera de las Sociedades, se les prohíbe a Sodigas Pampeana y Sodigas Sur emitir garantías u otorgar derechos de garantía respecto de dichas acciones.

Descripción de los Estatutos

A continuación se efectúa un breve resumen de las principales disposiciones relativas a los estatutos de las Sociedades, los cuales son sustancialmente similares entre sí. Pampeana fue inscripta como sociedad anónima por ante la Inspección General de Justicia (la "IGJ") el 1° de diciembre de 1992, bajo el número 11674 del libro 112, tomo A de Sociedades Anónimas, conforme al régimen establecido en la Ley N° 19.550 (la "Ley de Sociedades"). Sur fue inscripta como sociedad anónima por ante la IGJ con fecha 1° de diciembre de 1992, bajo el número 11676 del libro 112, tomo A de Sociedades Anónimas. Con fecha 11 de octubre de 2000, las Sociedades modificaron sus respectivos estatutos sociales (los "Estatutos") los que aún se encuentran pendientes de aprobación por parte de la CNV. A la fecha del presente Prospecto, no ha finalizado el trámite que solicita la aprobación de la CNV de los Estatutos, por lo cual no puede asegurarse que, como resultado de los comentarios de la CNV, los Estatutos descriptos a continuación no sean modificados.

Objeto. De conformidad con el artículo 4° de los Estatutos, las Sociedades tienen por objeto la prestación del servicio público de distribución de gas natural por cuenta propia, o de terceros, o asociada a terceros en el país. Las Sociedades podrán realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o sus Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrán, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la ley de entidades financieras, y constituir y participar en sociedades por acciones invirtiendo el capital necesario a tales fines.

Capital. Según los Estatutos, por decisión de la asamblea las Sociedades podrán solicitar a las autoridades competentes que todas o algunas clases de acciones representativas del capital social sean admitidas a cotización en bolsas y/o mercados de valores nacionales y/o extranjeros. En tanto las Sociedades estén autorizadas a hacer oferta pública de sus acciones, la cifra del capital y su evolución figurarán en el balance de cada una de las Sociedades conforme resulte de los aumentos de capital inscriptos en el Registro Público de Comercio. Para un mayor detalle del capital social de cada una de las Sociedades, ver en esta sección "-- *Generalidades*".

Emisión de acciones ordinarias correspondiente a futuros aumentos de capital. La emisión de acciones ordinarias correspondiente a los futuros aumentos de capital deberá hacerse en la proporción de 51 % de acciones clase A, y de 49 % la suma de acciones clase B y acciones clase C, manteniéndose entre estas dos clases la misma relación existente, a la fecha de resolverse la respectiva emisión. Los accionistas clases A, B y C tendrán derecho de preferencia en la suscripción de las nuevas acciones que emitan las Sociedades, dentro de su misma clase y en proporción a sus respectivas tenencias accionarias, y de acrecer en los términos previstos por el artículo 194 y siguientes de la Ley de Sociedades. De existir un remanente no suscripto de acciones, las mismas podrán ser ofrecidas a terceros. Cuando se emitan y se llame a suscribir acciones clase C, el plazo de integración será el máximo autorizado por la ley.

Restricciones a la transferencia. Las acciones clase A sólo podrán ser transferidas con la previa aprobación del ENARGAS u organismo que lo reemplace en sus funciones.

Emisión de bonos de participación. En el marco del Programa de Propiedad Participada, los Estatutos de las Sociedades prevén que éstas emitirán, a favor de sus empleados de todas las jerarquías con relación de dependencia, bonos de participación para el personal en los términos del artículo 230 de la Ley de Sociedades, en forma tal de distribuir entre los beneficiarios un porcentaje de las ganancias del ejercicio, después de impuestos, equivalente a 0,5 %. La participación correspondiente a los bonos deberá ser abonada a los beneficiarios al momento en que deberá efectuarse el pago de los dividendos. Los títulos representativos de los bonos de participación para el personal deberán ser entregados por las Sociedades a sus titulares. Los Estatutos establecen que los bonos de participación para el personal serán personales e intransferibles y su titularidad cesará con la extinción de la relación laboral, sea cual fuere su causa, sin dar por ello derecho a acrecer a los demás bonistas. Según los Estatutos, las Sociedades emitirán una lámina numerada por cada titular, especificando la cantidad de bonos que le corresponden, el título será documento necesario para ejercitar el derecho del bonista. Se dejará constancia en el mismo de cada pago. Las condiciones de emisión de los bonos sólo serán modificadas por asamblea especial convocada en los términos de los artículos 237 y 250 de la Ley de Sociedades. La participación correspondiente a los bonistas será computada como gasto y exigible en las mismas condiciones que el dividendo. En caso de emisión de acciones correspondientes a los futuros aumentos de capital en que acciones clase C no hubiesen sido totalmente integradas, hasta el 50 % de la participación correspondientes a cada tenedor de acciones clase C podrá ser destinado a la integración del saldo adeudado.

Representación de las acciones; indivisibilidad. Las acciones no se representarán en títulos sino que se inscribirán en cuentas llevadas a nombre de sus titulares en las Sociedades y/o bancos comerciales y/o de inversión y/o cajas de valores autorizados, según lo disponga el Directorio. Las acciones podrán emitirse a través de certificados globales de las acciones integradas con los requisitos exigidos por la legislación vigente; cuando los certificados globales se inscriban en regímenes de depósito colectivo serán considerados definitivos, negociables e indivisibles. Asimismo, los Estatutos prevén que las acciones son indivisibles. Si existiese copropiedad la representación para el ejercicio de los derechos y el cumplimiento de las obligaciones deberá unificarse. Las limitaciones a la propiedad y transmisibilidad de las acciones deberán constar en los certificados de la entidad depositaria.

Acciones preferidas. Los Estatutos disponen que las Sociedades podrán emitir acciones preferidas, las que, según lo determine la asamblea que resuelva su emisión, otorgarán las siguientes preferencias patrimoniales: (i) gozarán de un dividendo fijo o variable, con o sin participación adicional y acumulativa o no por uno o más ejercicios, pudiendo establecerse un dividendo mínimo y máximo; (ii) podrán ser rescatables total o parcialmente; convertibles o no en acciones ordinarias; (iii) podrán tener preferencia en la devolución del importe integrado en caso de liquidación de las Sociedades; (iv) podrán participar en la capitalización de reservas o fondos especiales y en procedimientos similares por los que se entreguen acciones integradas; (v) podrán emitirse en la moneda y con las cláusulas de ajuste que admita la legislación vigente; y (vi) no gozarán de derecho de voto, excepto en los supuestos previstos por el artículo 217 de la Ley de Sociedades.

Mora en la integración de las acciones. En caso de mora en la integración de acciones, las Sociedades podrán tomar cualquiera de las medidas autorizadas por el artículo 193 de la Ley de Sociedades.

Empréstitos. Las Sociedades podrán contraer empréstitos en forma pública o privada, mediante la emisión de debentures u obligaciones negociables y cualquier otro título circulatorio dentro o fuera del país y en las monedas que establezca. Además, los Estatutos permiten que se emitan debentures con garantía flotante, con garantía especial o con garantía común, pudiendo serlo en moneda nacional o extranjera y convertibles o no en acciones de acuerdo al programa de emisión.

Asambleas ordinarias

Frecuencia. Los Estatutos establecen que las Sociedades celebrarán sus asambleas al menos una vez por año. Asimismo, los accionistas celebrarán las asambleas que consideren oportunas siempre que sean solicitadas por cualquier accionista titular de al menos el 5 % del capital social. Al recibir tal solicitud, el Directorio convocará a una asamblea de accionistas para que se celebre dentro de los 40 días de recibido el pedido por tal accionista.

Convocatorias. Las asambleas de accionistas serán convocadas con al menos 30 días de anticipación a la fecha de su celebración, las que para ser válidamente convocadas requerirán además de los recaudos establecidos por la ley y los Estatutos. Salvo acuerdo unánime de los accionistas en sentido contrario, la asamblea no podrá tratar ningún asunto que no esté precisamente determinado en el orden del día. Conforme a los Estatutos, el Secretario efectuará todas las publicaciones necesarias para convocar a asambleas ordinarias y extraordinarias.

Orden del Día. El Secretario distribuirá a cada accionista el orden del día completo con los puntos a ser tratados y votados por los accionistas en la asamblea con al menos cinco días de anticipación a la fecha prevista para la celebración de la reunión. Asimismo, el Secretario incluirá con el orden del día distribuido de acuerdo a lo establecido precedentemente, toda documentación relevante para el tratamiento de los puntos del orden del día o, de no resultar posible, hará sus mejores esfuerzos para realizar tal distribución previo a la celebración de la reunión.

Quórum. La asamblea ordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen la mayoría de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran.

Mayorías. Salvo disposición legal en contrario o por lo previsto en los Estatutos, las resoluciones de los accionistas reunidos en asamblea válidamente convocada y con quórum suficiente serán tomadas por el voto favorable de las acciones que representen la mayoría del capital social.

Asambleas especiales. Cuando la asamblea deba adoptar resoluciones que afecten los derechos de una clase de acciones, se requerirá el consentimiento o ratificación de esta clase, que se prestará en asamblea especial regida por las normas establecidas en los Estatutos para las asambleas ordinarias.

Supermayoría de Accionistas. Las decisiones que se detallan a continuación deberán ser aprobadas por asamblea con el voto favorable de accionistas titulares de al menos el 80 % de las acciones con derecho a voto: (i) la modificación de los Estatutos de las Sociedades y sus compañías ("Compañía" o "Compañías", tal como se define en esta sección en "– *Ciertas definiciones aplicables a los Estatutos*") o cualquier otro documento constitutivo de las Sociedades y sus Compañías; (ii) la venta, liquidación, transferencia o cualquier otro acto de disposición, en una o en una serie de transacciones, de activos o bienes de las Sociedades y sus Compañías por un valor igual o superior a U$S 5.000.000, o cualquier venta de los activos de las Sociedades y sus Compañías por precio inferior a su precio

de mercado, excepto como se establezca en (a) el presupuesto anual aprobado de las Sociedades y sus Compañías, (b) el presupuesto de capital anual de las Sociedades y sus Compañías, o (c) el plan financiero quinquenal de las Sociedades y sus Compañías; (iii) cualquier cambio en la política de generación de utilidades y distribución de las mismas; (iv) cualquier modificación material del ámbito de responsabilidades de los cargos correspondientes a funcionarios jerárquicos ("Funcionarios Jerárquicos", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*"); (v) la delegación de cualquier facultad del Directorio de las Sociedades o de sus Compañías a cualquier comité u órgano societario; (vi) cualquier inversión o transacción (o serie de inversiones o transacciones) en acciones o activos de otra sociedad por un monto superior a U$S 5.000.000; (vii) cualquier cambio sustancial en los negocios de las Sociedades y de sus Compañías; (viii) cualquier cambio en la fecha de finalización del ejercicio social de las Sociedades y el de sus Compañías; (ix) cualquier cambio material en los principios contables de las Sociedades y sus Compañías; (x) la modificación de la Declaración de Políticas de Ética y Negocios de las Sociedades y sus Compañías; (xi) cualquier transacción de las Sociedades o sus Compañías con cualquier persona ("Persona", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*"), que beneficie directa o indirectamente a cualquier accionista o afiliada ("Afiliada", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*") en proporción diferente a la tenencia accionaria del accionista beneficiado; (xii) la designación y remoción del auditor interno (el "Auditor Interno", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*") de las Sociedades y sus Compañías; y (xii) la participación de las Sociedades en cualquier sociedad en la cual las Sociedades, directa o indirectamente, sea titular de al menos el 10 % del capital social y cuyos accionistas no sean exclusivamente las Sociedades o sus accionistas. El artículo del estatuto descripto en el presente párrafo no ha sido conformado administrativamente por el Directorio de la CNV, en virtud de lo cual, el mismo no es oponible a terceros.

Supermayoría especial de accionistas. Ninguna resolución relacionada con los siguientes puntos podrá ser válidamente tomada por el Directorio o la asamblea, a menos que tal resolución haya sido aprobada por cada accionista titular de, por lo menos, 20 % de las acciones con derecho a voto: (i) el establecimiento de los términos y condiciones de cualquier préstamo efectuado por cualquier accionista a las Sociedades y sus Compañías, excepto préstamos efectuados por cualquier accionista celebrados en términos no menos favorables a las Sociedades que los que hubieran sido celebrados con cualquier tercera parte prestamista; (ii) la aprobación de contratos, acuerdos o convenios (incluyendo cualquier prórroga, modificación o cesión de los mismos) entre las Sociedades o sus Compañías por una parte, y cualquier accionista o Afiliada (excepto una Compañía), por la otra; (iii) la fusión, disolución o transformación de las Sociedades y sus Compañías; (iv) la reducción del capital social de las Sociedades y sus Compañías; (v) cualquier aumento del capital social de las Sociedades y de sus Compañías; (vi) el pedido de quiebra o la liquidación de las Sociedades y de sus Compañías; (vii) cualquier cambio en el auditor externo de las Sociedades y de sus Compañías; (viii) cualquier aumento o reducción en el número de directores de las Sociedades y de sus Compañías; (ix) la oferta privada o pública de títulos valores de las Sociedades y de sus Compañías a cualquier Persona, excepto en cuanto fueren ofrecidas a los accionistas en proporción a sus tenencias accionarias, o la toma de cualquier curso de acción que podría sujetar a las Sociedades a la supervisión de autoridades gubernamentales encargadas de controlar o regular la oferta de títulos valores; y (x) cualquier cambio o modificación, renuncia o apartamiento de cualquier política o práctica de las Sociedades y de sus Compañías.

Asambleas extraordinarias. La asamblea extraordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen el 60 % de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran. Las resoluciones deberán tomarse por la mayoría de los votos presentes.

Autorización previa del ENARGAS. Toda reforma a los artículos relativos al domicilio, la duración (en cuanto se trate de reducción del plazo), el objeto social, el capital de las acciones y las acciones, la representación de las acciones, la transferencia de las acciones clase A, la emisión de bonos de participación del personal, el consentimiento de los tenedores de acciones clase A para la reforma de los Estatutos y la fiscalización de las Sociedades requerirá la previa autorización del ENARGAS u organismo que lo reemplace.

Asistencia a las asambleas. Para asistir a las asambleas, los accionistas deberán comunicar a las Sociedades la voluntad de concurrir a las mismas para su registro en el Libro de Asistencia a las Asambleas, con tres (3) días hábiles de anticipación a la fecha fijada para la celebración de la asamblea. Los accionistas podrán hacerse representar por mandatario, de conformidad con lo establecido en el Artículo 239 de la Ley de Sociedades.

El directorio. Por disposición de los Estatutos, el directorio de las Sociedades se compone de siete Directores titulares y siete directores suplentes, que reemplazarán a los titulares. El término de su elección es de dos ejercicios, pudiendo ser reelegidos. Los Directores titulares y suplentes cuyos mandatos hubiesen finalizado permanecerán en sus cargos hasta tanto se designe a sus reemplazantes.

Presidente y vicepresidente. En su primera reunión luego de celebrada la asamblea que designe a los miembros del Directorio, éste designará de entre sus miembros a un Presidente y a un Vicepresidente.

Secretario del Directorio. El Directorio designará a un Secretario a propuesta del Presidente. El Secretario asistirá sin voz y sin voto a las reuniones. Tendrá las funciones ejecutivas que el Directorio le instruya, entre ellas, llevar los libros de actas, efectuar las notificaciones y convocatorias a las reuniones de directorio y asambleas y emitir las copias certificadas de la documentación emanada del Directorio que se le solicite.

Reemplazo de Directores. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún habiéndose incorporado la totalidad de los Directores Suplentes, la Comisión Fiscalizadora designará a los reemplazantes, quienes ejercerán el cargo hasta la elección de nuevos titulares, a cuyo efecto deberá convocarse a la asamblea ordinaria, según corresponda, dentro de los 10 días de efectuadas las designaciones por la Comisión Fiscalizadora.

Garantía. En garantía del correcto cumplimiento de sus funciones, los Directores depositarán en la Caja de las Sociedades la suma de $ 1.000 en dinero en efectivo o en valores. Dicho monto podrá ser modificado en los términos y conforme a las pautas y condiciones que fije la asamblea.

Funcionamiento. El Directorio se reúne válidamente con la presencia de la mayoría absoluta de sus miembros. A menos que expresamente se establezca una mayoría distinta en la ley o en los Estatutos, el Directorio adoptará sus resoluciones por mayoría simple de votos presentes y computables. Si existiera quórum, los Directores ausentes podrán hacerse representar con derecho a voto en las reuniones de directorio o por cualquier otro director, por medio de carta-poder conferida en instrumento público o privado, debiendo hacerse constar esta circunstancia en el acta de directorio respectiva. Los directores así representados no quedan eximidos de la responsabilidad inherente a su cargo.

Supermayoría. La aprobación de los asuntos mencionados a continuación deberá contar con el voto favorable de al menos seis directores de acuerdo con las previsiones de los Estatutos: (i) con relación a cualesquier documentos de financiamiento ("Documentos de Financiamiento", tal como se define en esta sección bajo "-- *Ciertas definiciones aplicables a los Estatutos*") la modificación sustancial de sus términos, cualquier curso de acción propuesto para resolver un incumplimiento bajo tal Documento de Financiamiento, o cualquier otro curso de acción o decisión que, si fuere adoptado o tomado, podría implicar una violación a dicho Documento de Financiamiento (excepto cursos de acción necesarios para remediar tal incumplimiento); en el entendimiento que, tales cursos de acción se relacionen con el cumplimiento de compromisos, obligaciones de pago o cualesquiera otras obligaciones establecidas en tales Documentos de Financiamiento que las Sociedades o sus Compañías hayan previamente acordado cumplir (y no requisitos adicionales en sustitución de los términos en ellos acordados); (ii) la aprobación o modificación relevantes, o serie de modificaciones que tomados en conjunto resulten relevantes, de (A) el presupuesto anual operativo de las Sociedades y sus Compañías; (B) el plan de negocios quinquenal de las Sociedades y sus Compañías; (C) el presupuesto de capital anual de las Sociedades (incluyendo cualquier adquisición contemplada) y sus Compañías. Si el Directorio no logra aprobar los términos del presupuesto anual operativo o de capital conforme a las mayorías aquí establecidas, entonces se aplicará interinamente el presupuesto del año anterior, con más un 5 %, pero excluyendo todo o parte de un ítem del presupuesto de un año anterior en la medida en que hubiera sido extraordinario; (iii) la aprobación de la designación o contratación de Funcionarios Jerárquicos; (iv) la aprobación de contratos de trabajo o el empleo de cualquier Funcionario Jerárquico sin un contrato de trabajo; (v) la celebración de una modificación, extensión o terminación de cualquier licencia, permiso o concesión significativos otorgada por el Estado Nacional, Provincial, o Municipal, obtenidos o mantenidos por las Sociedades o sus Compañías, siempre que la legislación requiera que tal curso de acción sea aprobado por los accionistas; (vi) la iniciación o transacción de cualquier litigio significativo, tanto en sede judicial como administrativa, que afecte las Sociedades o sus Compañías, incluyendo cualquier procedimiento relacionado con el establecimiento de tarifas por prestaciones de servicios públicos u otras cuestiones regulatorias, pero excluyendo litigios en los que un accionista o una Afiliada que no sea una Compañía es o vaya a ser demandada, en cuyo caso tal accionista no estará facultado para votar con respecto a tal asunto; (vii) la transferencia de activos; (viii) la contratación de asesores

externos y consultores (incluyendo contadores, abogados y asesores de inversión), por un importe superior a los U$S 100.000 en el transcurso del ejercicio social; (ix) el otorgamiento de cualquier poder y (x) la designación y remoción del Secretario del Directorio, con la salvedad que los directores no podrán denegar irrazonablemente el Secretario propuesto por los presidentes de las Sociedades.

Reuniones de Directorio. De conformidad con los Estatutos, el Directorio se reunirá como mínimo una vez por mes y establecerá, en su última reunión del año calendario, el cronograma de reuniones para todo el año siguiente, fijando precisamente las fechas de cada reunión mensual (las "Reuniones Ordinarias"). Cuando un director considere que un hecho o circunstancia excepcional ha ocurrido o puede llegar a ocurrir, de modo tal que sea recomendable celebrar una reunión de Directorio para tratar tal hecho o circunstancia excepcional con anterioridad a la fecha programada para la siguiente Reunión Ordinaria de Directorio, dicho director podrá pedir una reunión extraordinaria de Directorio conforme al procedimiento descripto en "-- *Convocatoria de Reuniones Extraordinarias de Directorio*" de esta sección (las "Reuniones Extraordinarias").

Convocatoria y orden del día de Reuniones Ordinarias de Directorio. De conformidad con los Estatutos, cualquier director que desee incluir algún punto en el orden del día, deberá enviarlo al Presidente, con copia al Secretario, con al menos siete días de anticipación al día estipulado para la reunión del Directorio. Ningún asunto podrá ser incluido en el orden del día o tratado en una reunión de Directorio a menos que se encuentre precisamente detallado en el orden del día incluido en la convocatoria a la reunión de Directorio de que se trate, salvo acuerdo unánime en contrario de todos los Directores de las Sociedades. El orden del día de las reuniones de Directorio deberá incluir todos los puntos propuestos por los directores o funcionarios de las Sociedades para su tratamiento en tal reunión.

La convocatoria a Reuniones Ordinarias del Directorio será enviada por el Secretario a cada uno de los Directores y Síndicos al menos cinco (5) días antes al de la fecha de celebración de tal reunión, indicando en dicho orden del día (i) el lugar, fecha y hora de la reunión, (ii) los puntos a ser tratados, y (iii) el nombre del director que propuso cada punto. Asimismo, el Secretario deberá requerir e incluir junto con el orden del día todos los antecedentes necesarios para analizar y tratar cada uno de los puntos del orden del día o, en el caso que no sea posible incluirlos al momento de enviar el orden del día, intentará enviarlos a los directores previo a la reunión del Directorio.

Convocatoria de Reuniones Extraordinarias de Directorio. En el término de dos días hábiles contados desde que el Presidente recibió el pedido de un director solicitando la convocatoria a una Reunión Extraordinaria y siempre que se hayan acreditado los motivos necesarios para solicitar la misma, el Presidente, o el Secretario en su defecto, notificará a los directores de la fecha y orden del día de la Reunión Extraordinaria a ser celebrada de acuerdo con las previsiones de los Estatutos. Los requisitos para la convocatoria y su orden del día serán los mismos establecidos para las Reuniones Ordinarias.

En el supuesto que una Reunión Extraordinaria no pudiese realizarse en la fecha fijada al momento de su convocatoria, el Presidente, por única vez y dentro de los 3 días de la fecha estipulada para la primera convocatoria, convocará a una nueva Reunión Extraordinaria a ser celebrada entre cinco y 10 días con posterioridad al de la fecha fijada para la primera convocatoria. Los requisitos de la nueva convocatoria y orden del día serán los mismos establecidos para las Reuniones Ordinarias con la excepción que el orden del día contendrá únicamente los temas incluidos en el orden del día de la primera convocatoria, salvo acuerdo en contrario de todos los directores de las Sociedades. Las decisiones adoptadas por el Directorio en las Reuniones Extraordinarias celebradas en su segunda convocatoria serán válidas cuando sean adoptadas con el voto del 80 % de los directores presentes en la reunión, no siendo aplicable en estos casos las supermayorías establecidas en el Artículo 25(b) de los Estatutos.

Reemplazo del Presidente. El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último, debiéndose elegir un nuevo Presidente dentro de los 10 días de producida la vacancia. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente sólo estará justificada en los casos de ausencia o impedimento del Presidente, por el plazo y de conformidad con lo establecido en el artículo anterior.

Facultades. El Directorio se encuentra revestido de las más amplias facultades legales y estatutarias para la administración de las Sociedades. Tiene para ello facultades suficientes para realizar cualquier acto relacionado directa o indirectamente con el objeto social, incluso aquellos a los que se refieren los artículos 1880 y 1881 del Código Civil y el artículo 9 del Decreto-Ley 5965/63 y el artículo 55 del Decreto-Ley 4776/63. Los únicos actos que el Directorio no puede realizar son aquellos prohibidos por la Ley, o de otro modo limitados o prohibidos por los Estatutos.

Remuneración de los Directores. Las remuneraciones de los miembros del Directorio serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades.

Remoción de Directores. El accionista que hubiera designado uno o más directores titulares o suplentes tendrá el exclusivo derecho para remover, con o sin causa, los directores titulares o suplentes por él designados, y asimismo tendrá el derecho de designar un nuevo director titular o suplente según sea el caso, para así reemplazar al director que hubiera sido removido en su cargo.

Responsabilidad de los Directores. Los Directores responden ilimitada y solidariamente por el mal desempeño de su cargo, así como por la violación de la ley o de los Estatutos y por cualquier otro daño producido por dolo, abuso de facultades o culpa grave. Quedarán exentos de responsabilidad quienes, habiendo participado en la deliberación o resolución o habiendo tomado conocimiento de la misma, dejen constancia escrita de su protesta y dieren noticia al síndico, ello antes de que su responsabilidad se denuncie al directorio, al síndico, a la asamblea, a la autoridad competente, o se ejerza la acción judicial respectiva.

Comisión Fiscalizadora. Los Estatutos disponen que la fiscalización de las Sociedades será ejercida por una comisión fiscalizadora compuesta por tres síndicos titulares que durarán un ejercicio en sus funciones. También serán designados tres síndicos suplentes que reemplazarán a los titulares en los casos previstos por el artículo 291 de la Ley de Sociedades. Los síndicos titulares y suplentes, cuyo mandato hubiese finalizado, permanecerán en sus cargos hasta tanto se designe a sus reemplazantes. Dos síndicos titulares y sus respectivos suplentes serán elegidos por los tenedores de acciones clase A y el restante titular y su suplente por los restantes tenedores de acciones ordinarias.

Reuniones. La Comisión Fiscalizadora se reunirá por lo menos una vez al mes; también podrá ser citada a pedido de cualquiera de sus miembros, dentro de los cinco días de formulado el pedido al presidente de la Comisión Fiscalizadora o del Directorio, en su caso. Todas las reuniones deberán ser notificadas por escrito al domicilio que cada Síndico indique al asumir sus funciones. Las deliberaciones y resoluciones de la Comisión Fiscalizadora se transcribirán a un Libro de Actas, las que serán firmadas por los Síndicos presentes en la reunión. La Comisión Fiscalizadora sesionará con la presencia de sus tres miembros y adoptará las resoluciones por mayoría de votos, sin perjuicio de los derechos conferidos por ley al Síndico disidente. Será presidida por uno de los Síndicos elegido por mayoría de votos, en la primera reunión de cada año. En dicha ocasión también se elegirá reemplazante para el caso de ausencia. Dicho presidente representa a la Comisión Fiscalizadora ante el Directorio. Las remuneraciones de los miembros de la Comisión Fiscalizadora serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades.

Auditor Interno. Según los Estatutos, el Auditor Interno tendrá las siguientes responsabilidades: (i) evaluar y determinar el proceso de administración del riesgo comercial de las Sociedades, incluyendo la suficiencia de los medios generales de control y los controles en áreas específicas que impliquen un riesgo comercial y financiero significativos; (ii) evaluar los principales informes financieros previo a la realización de presentaciones ante autoridades gubernamentales competentes o distribuciones internas, y participar en cualesquier Reuniones del Comité Financiero; (iii) evaluar y determinar recomendaciones relevantes de auditores externos relativas a informes financieros, controles, otras cuestiones y respuesta de la administración, así como opiniones de la administración y de auditores acerca de la calidad general de los informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios; (iv) evaluar y determinar el sistema de controles internos de las Sociedades para detectar errores contables y de informes financieros, fraudes y malversaciones de fondos, violaciones a la ley e incumplimiento de políticas corporativas internas; (v) dar particular énfasis a la suficiencia de controles internos relacionados con la exposición en informes sobre pagos, transacciones o procedimientos que pueden ser consideradas ilegales; (vi) evaluar y determinar el plan anual de auditoría, incluyendo el presupuesto de dichos costos, y el desarrollo del proceso utilizado para llevar a cabo el plan anual de auditoría aprobado por el Directorio; (vii) evaluar y determinar el estado de las actividades de auditoría interna, descubrimientos significativos,

recomendaciones y respuestas de la administración; (viii) evaluar y recomendar cualesquier cambios relevantes en principios contables utilizados y la aplicación de tales cambios en informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios; (ix) determinar cuestiones y riesgos claves de informes financieros, determinar su impacto y potencial efecto en información financiera a ser publicada, procesos utilizados por la administración para abordar tales cuestiones, puntos de vista relacionados del auditor y el fundamento de sus conclusiones; (x) evaluar y determinar conclusiones sobre trabajos de auditoría de fin de año o cualesquier otros trabajos de auditoría con anterioridad a la publicación de los estados financieros; (xi) evaluar y determinar conflictos de interés significativos y transacciones entre partes vinculadas; y (xii) monitorear el cumplimiento de la política de ética y negocios de las Sociedades en conjunto con el gerente de recursos humanos.

Utilidades. De acuerdo con los Estatutos, las ganancias líquidas y realizadas se distribuirán de la siguiente forma: (i) no menos del cinco por ciento y hasta alcanzar el 20 % del capital suscripto por lo menos, para reserva legal; (ii) a remuneración de los integrantes del Directorio y a remuneración de la Comisión Fiscalizadora; (iii) la suma que corresponda para satisfacer el dividendo acumulativo atrasado de acciones preferidas; (iv) la suma para el pago del dividendo fijo de las acciones preferidas; (v) al pago de la participación correspondiente a los bonos de participación para el personal; (vi) las reservas voluntarias o previsiones que la asamblea decida constituir; y (vii) el remanente que resultare se repartirá como dividendo de las acciones ordinarias, sin distinción de clases.

Pago de Dividendos. Los dividendos serán pagados a los accionistas en proporción a las respectivas integraciones dentro de los 30 días corridos a partir de su aprobación en la asamblea respectiva.

Dividendos en efectivo. Los dividendos en efectivo aprobados por la asamblea y no cobrados prescriben a favor de las Sociedades luego de transcurridos tres (3) años a partir de la puesta a disposición de los mismos. En tal caso, integrarán una reserva especial, de cuyo destino podrá disponer el Directorio.

Dividendos en acciones. Los Estatutos prevén que el derecho a percibir las acciones correspondientes a los dividendos en acciones y a la capitalización de reservas y saldos de revalúos prescriben en el mismo plazo indicado en la cláusula anterior a favor de las Sociedades. En este caso, las acciones serán puestas a la venta concediéndose derecho de preferencia a los demás accionistas en proporción a sus tenencias y con relación a la clase de acciones que cada uno posea. Los accionistas tendrán también derecho a acrecer, en el caso en que los demás no ejerzan su derecho de preferencia. El Directorio fijará los plazos, condiciones y modalidades del ejercicio del presente derecho, debiendo otorgar una publicidad adecuada al procedimiento. El producido de la venta integrará la reserva especial aludida en el punto anterior. Los derechos correspondientes a las acciones no percibidas quedarán suspendidos hasta tanto las Sociedades hayan tomado razón de su enajenación y en el caso en que las Sociedades dispongan el canje de los títulos valores en circulación, para los tenedores que no hayan retirado las nuevas acciones.

Liquidación. Conforme a los Estatutos, la liquidación de las Sociedades, originada en cualquier causa que fuere, se regirá por lo dispuesto en el capítulo I, sección XIII, artículos 101 a 112 de la Ley de Sociedades. La liquidación de las Sociedades estará a cargo del Directorio o de los liquidadores que sean designados por la asamblea, bajo la vigilancia de la Comisión Fiscalizadora. Cancelado el pasivo, incluso los gastos de liquidación, el remanente se repartirá entre todos los accionistas, sin distinción de clases o categorías, y en proporción a sus tenencias de la siguiente forma: (i) será pagado el capital integrado de las acciones preferidas con preferencia en la devolución del importe integrado; (ii) será pagado el capital integrado de las acciones ordinarias y de las restantes acciones preferidas; (iii) serán pagados los dividendos fijos acumulativos de las acciones preferidas pendientes a la fecha; y (iv) el remanente, se repartirá entre los accionistas en proporción a sus tenencias.

Ciertas definiciones aplicables a los Estatutos

"Afiliada" significa, con respecto a cualquier Persona (como se define más abajo), cualquier otra Persona que directa o indirectamente controle a, esté controlada por o esté bajo control común con tal Persona. Para propósitos de esta definición, "control" significa la posesión, directa o indirectamente, del poder para dirigir o causar la dirección de la administración y políticas de una entidad, ya sea a través de la titularidad de acciones o de cualquier otro modo.

"Compañía" y "Compañías" significa toda sociedad en la cual las Sociedades tenga participación.

"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de las Sociedades o de una Compañía.

"Funcionarios Jerárquicos" significa el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.

"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.

Autorización por parte del ente regulatorio. Las siguientes acciones deben contar con la autorización previa del ENARGAS o del organismo que lo reemplace: (i) la modificación de la estructura de capital; (ii) la emisión de nuevas acciones; y (iii) la modificación del derecho del ENARGAS de aprobar las acciones mencionadas.

Las disposiciones relativas a la modificación del capital de las Sociedades son en cierto modo más gravosas que las incluidas en la Ley de Sociedades Comerciales.

TRANSACCIONES CON PARTES RELACIONADAS

Generalidades

A continuación se realiza un breve resumen de las transacciones que han realizado las Sociedades con partes relacionadas durante ejercicios anuales 2000, 1999 y 1998, y por los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000. En cada caso, se considera que cada transacción con partes relacionadas reflejó términos congruentes con aquellos acordados sobre una base de equidad. Salvo por lo descripto a continuación, no se realizaron transacciones significativas con partes relacionadas desde el 1° de enero de 2001.

Transacciones con Camuzzi Argentina

Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992, dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 las Sociedades devengaron un monto total de $ 7,3 millones, $ 7,2 millones y $ 6,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. Durante el período finalizado el 30 de junio de 2001, las Sociedades devengaron $ 2,8 millones y, por el período finalizado el 30 de junio de 2000, las Sociedades devengaron 3,0 millones por los conceptos anteriores.

Asimismo, Camuzzi Argentina le brindó a las Sociedades servicios de mantenimiento de sistemas informáticos y servicios administrativos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998; y por los períodos económicos finalizados el 30 de junio de 2001 y 2000. Las Sociedades devengaron a favor de Camuzzi Argentina un recupero de gastos por asesoramiento administrativo financiero, otros recuperos por gastos administrativos e ingresos por alquileres durante los tres ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, y durante los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Las Sociedades contrataron con Camuzzi Argentina la adquisición de software, compraventa de rodados, honorarios activados por dirección e inspección de obra y gastos diversos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, por un monto total de aproximadamente $ 2,8 millones.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Camuzzi Argentina por $ 1,5 millones, $ 1,7 millones y $ 1,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, Pampeana y Sur mantenían deudas con Camuzzi Argentina por $ 2,3 millones y $ 4,1 millones, respectivamente.

Transacciones con Sodigas Pampeana y Sodigas Sur

Pampeana y Sur abonan $ 50.000 mensuales en concepto de servicios de asesoramiento financiero a Sodigas Pampeana y Sodigas Sur, respectivamente. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur. Para los períodos económicos finalizados el 30 de junio de 2001 y 2000, Pampeana y Sur devengaron $ 0,3 millón y $ 0,3 millón, respectivamente, por los servicios de asistencia y gestión financiera.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,004 millón, $ 0,06 millón y $ 0,2 millón, respectivamente, y con Sodigas Sur de $ 0,06 millón, $ 0,06 millón y $ 0,06 millón, respectivamente.

Al 30 de junio de 2000, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,03 millón y con Sodigas Sur por $ 0,06 millón. Al 30 de junio de 2001, no se registraron deudas por parte de las Sociedades con Sodigas Pampeana y con Sodigas Sur. Asimismo, las Sociedades registraron un crédito con Sodigas Pampeana de $ 0,07 millón al 30 de junio de 2001 y con Sodigas Sur de $ 0,06 millón y $ 0,02 millón para los períodos económicos al 30 de junio de 2001 y 2000.

Transacciones con Aguas de Laprida y Aguas de Balcarce

Las Sociedades brindaron servicios administrativos y de personal a Aguas de Laprida y Aguas de Balcarce durante los ejercicios 2000, 1999 y 1998. Las sociedades devengaron ingresos por alquileres contratados por Aguas de Balcarce en el ejercicio 2000. Dentro de otras operaciones durante en 2000, se encontraron reembolso de gastos y venta de rodados por montos no significativos.

Al 31 de diciembre de 2000, 1999 y 1998 y al 30 de junio de 2001 y 2000, las Sociedades tenían créditos no significativos con Aguas de Balcarce y con Aguas de Laprida.

Transacciones con IEBA

Las Sociedades brindaron servicios administrativos a IEBA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998. Asimismo, las Sociedades tuvieron en 1998 un recupero de gastos por asesoramiento financiero. Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades registraron créditos con IEBA por $ 0.09 millón, $ 0.1 millón y $ 0.6 millón, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades poseían créditos con IEBA por $ 0.09 millón y $ 0.08 millón, respectivamente.

Transacciones con EDEA

Las Sociedades generaron ingresos por las ventas de gas natural y el recupero de gastos de administración en los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 y, en los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades generaron ingresos por ventas de gas natural y servicios por mantenimiento informático. A su vez, EDEA vendió a las Sociedades energía eléctrica en los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Al 31 de diciembre de 2000 y 1999, las Sociedades mantenían una deuda no significativa con EDEA. Al 31 de diciembre de 1998, las Sociedades tenían un crédito no significativo con EDEA. Al 30 de junio de 2001, las Sociedades registraron un crédito por $ 0.02 y una deuda no significativa al 30 de junio de 2000.

Transacciones con EDERSA

Las Sociedades brindaron servicios administrativos y de personal a EDERSA durante el ejercicio económico finalizado el 31 de diciembre de 1999. Además, las Sociedades vendieron gas a EDERSA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $0.6 millones, $ 0.6 millones y $ 0.3 millones, respectivamente. En los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades devengaron por los conceptos expresados más arriba $ 0.3 millones y $ 0.3 millones, respectivamente. EDERSA vendió a las Sociedades energía eléctrica y se le reembolsaron gastos generales.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían créditos con EDERSA por $ 0.06 millones, $ 0.07 millones y $ 0.03 millones, respectivamente. Al 30 de junio de 2001 y 2000, los créditos de Pampeana y Sur ascendieron a $ 0.08 millones y $ 0.06 millones, respectivamente.

Transacciones con Piedra Buena

Pampeana vendió gas natural a Piedra Buena durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 0.9 millones, $ 23.7 millones y $ 52.3 millones, respectivamente. Asimismo, se devengaron gastos diversos a favor de Pampeana. Al 30 de junio de 2000, Pampeana devengó $ 0.9 millones en ventas de gas.

Al 31 de diciembre de 1999 y 1998, Pampeana tenía créditos con Piedra Buena por $ 1.9 millones y $ 22.7 millones, respectivamente. Cabe resaltar que, en junio de 2000, Camuzzi Argentina vendió su participación en Piedra Buena dejando de ser esta última una sociedad vinculada a Pampeana.

Transacciones con Energía del Sur S.A.

Sur vendió gas natural a Energía del Sur S.A. durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 7.4 millones, $ 9.3 millones y $ 9.8 millones, respectivamente. Al 30 de junio de 2000, Sur devengó $ 4,7 millones.

Con fecha 31 de diciembre de 1999 y 1998, Sur tenía créditos con Energía del Sur S.A. por $ 2.6 millones y $ 2.7 millones, respectivamente. Cabe resaltar que en diciembre de 2000 Camuzzi Argentina vendió su participación en Energía del Sur S.A. dejando de ser esta última una sociedad vinculada a Sur. Al 30 de junio de 2000, Sur registró un crédito de $ 2.8 millones.

Transacciones con Loma Negra

Las Sociedades vendieron gas natural a Loma Negra durante el ejercicio finalizado el 31 de diciembre de 1998 por $ 4.5 millones. Cabe resaltar que, en marzo de 1998, Loma Negra C.I.A.S.A. vendió su participación en Sodigas Pampeana y Sodigas Sur.

Transacciones con CNG Argentina S.A.

Las Sociedades no presentan operaciones de monto significativo con CNG Argentina S.A. Al 30 de junio 2001 y 2000, no hay operaciones con dicha sociedad.

Transacciones con Camuzzi Gazometri S.p.A.

Las sociedades no presentan operaciones de monto significativo con Camuzzi Gazometri S.p.A.

Otras transacciones

Como parte del curso normal de las operaciones, las Sociedades efectuaron transacciones no significativas con determinadas empresas en las cuales algunos de sus directores y accionistas poseen participaciones, en carácter de accionistas o de directores.

Los principales compromisos de las Sociedades están incluidos en el punto 18 -- Estados Contables -- Notas 5 y 6.

DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES

El siguiente resumen de las Obligaciones Negociables no pretende ser completo y está sujeto y condicionado en su totalidad por remisión al Contrato de Fideicomiso. Los términos en mayúsculas que no se encuentran definidos de otro modo en este Prospecto tendrán el significado que se les asigna en el Contrato de Fideicomiso. Los términos particulares de las Obligaciones Negociables vendidas en virtud de cualquier Informe de Términos y Condiciones complementario a este Prospecto serán los que allí se describan. Los términos y condiciones establecidos en el presente bajo el título "Descripción de las Obligaciones Negociables" se aplican a cada una de las Obligaciones Negociables a menos que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente. Copias del Contrato de Fideicomiso se encuentran disponibles para su inspección en las oficinas designadas del Fiduciario y de los Agentes de Pago (según se definen en el presente) que se especifican en la contratapa del presente Prospecto.

Generalidades

Las Obligaciones Negociables serán emitidas por las Emisoras de conformidad con un contrato de fideicomiso (el "Contrato de Fideicomiso") celebrado con fecha 11 de diciembre de 1996 entre las Emisoras, The Bank of New York como fiduciario (el "Fiduciario", término que incluirá a todo sucesor en calidad de fiduciario conforme al Contrato de Fideicomiso), como agente principal de pago (el "Agente Principal de Pago" y el agente de pago en Londres y cualquier agente de pago adicional calificado, colectivamente designados en el presente como los "Agentes de Pago"), como agente de transferencia (el "Agente de Transferencia" y cualquiera de los agentes de transferencia adicionales calificados, colectivamente designados en el presente como los "Agentes de Transferencia") y como coagente de registro (el "Coagente de Registro", y junto con el Agente de Registro en la Argentina, sus respectivos sucesores y cesionarios, y cualquier agente de registro adicional calificado, los "Agentes de Registro") y The Bank of New York S.A. como Agente de Registro, Agente de Transferencia y Agente de Pago en la Argentina. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a todos y cada uno de sus cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos que ocupaba. Ver la sección *"Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro"*.

Todas las Obligaciones Negociables emitidas oportunamente por las Emisoras de acuerdo con el Contrato de Fideicomiso y En Circulación (tal como se definen en el Contrato de Fideicomiso) se denominan en el presente como las "Obligaciones Negociables" y el término "Obligación Negociable" será interpretado en forma concordante. Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión, fecha de vencimiento y Fechas de Pago de Interés (tal como se las define en el Contrato de Fideicomiso) pagaderas en la misma moneda, devengando interés a la misma tasa y cuyos términos resulten idénticos independientemente de que las Obligaciones Negociables coticen en una bolsa de comercio, se definen en el presente como una "Clase". Los tenedores de Obligaciones Negociables de cada Clase (cada uno, un "Tenedor de Obligaciones Negociables" o un "Obligacionista") y, en caso de Obligaciones Negociables globales, los titulares de una participación en ellas, y los tenedores de Cupones de interés de cada Clase (los "Cupones"), si los hubiera, respectivos a tales Obligaciones Negociables (cada uno de ellos un "Tenedor de Cupones"), tendrán derecho a los beneficios y estarán sujetos a las disposiciones contenidas en el Contrato de Fideicomiso (incluyendo, entre otras, las inmunidades y derechos del Fiduciario y los Agentes de Pago).

El Contrato de Fideicomiso prevé la emisión, por las Emisoras, de Obligaciones Negociables en una o más Clases que no superen U$S 300.000.000 (o, si alguna estuviera denominada en una moneda que no fuera el Dólar (la "Moneda Especificada"), el equivalente en esa Moneda Especificada redondeado a las 1.000 unidades más próximas) del capital total En Circulación (tal como se define este término más adelante en la sección *"Algunas definiciones"*) u otro monto (el "Monto Máximo") como las Emisoras lo consideren necesario o apropiado a su sola discreción, siempre y cuando dicho aumento esté debidamente autorizado por los accionistas de cada una de las Emisoras y aprobado por la CNV y, si fuese aplicable, por el mercado de valores correspondiente.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas y con garantía común de las Emisoras y se las tratará en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras, oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes.

A menos que sea previamente rescatada o recomprada y cancelada, cada Obligación Negociable tendrá un vencimiento de entre 30 (treinta) días y 30 (treinta) años contados a partir de su fecha de emisión original (la "Fecha de Emisión"), según lo especifique dicha Obligación Negociable y el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión de las Obligaciones Negociables de una Clase vendidas al amparo de la Resolución 144A (según se define más adelante) para cotizar en el sistema de *Private Offering, Resale and Trading Through Automatic Linkage* de la *National Association of Securities Dealers, Inc.* (el "Sistema PORTAL") en los Estados Unidos de Norteamérica (los "Estados Unidos"). La cotización de las Obligaciones Negociables se indicará en el Informe de Términos y Condiciones del Prospecto correspondiente; no obstante, se podrán emitir Obligaciones Negociables que no coticen en ninguna bolsa de comercio o mercado.

Las Obligaciones Negociables constituirán obligaciones negociables de acuerdo con la Ley de Obligaciones Negociables, Ley N° 23.576, sus modificatorias (la "Ley de Obligaciones Negociables"), y otras normas aplicables, incluyendo las normas de la CNV (las "Normas"). [La CNV ha autorizado emisiones de Obligaciones Negociables en virtud del Contrato de Fideicomiso durante un período de cinco años entre el __ de __________ de 2001 y el __ de _____ de 2006. Ninguna Obligación Negociable podrá ser emitida en virtud del Contrato de Fideicomiso después del __ de _____ de 2006.] Tal autorización sólo significa que se ha cumplido con todos los requisitos en materia de información. Ver la sección "*Información General*".

Para una descripción de los Términos particulares de cada Clase se hace referencia a los términos y condiciones tal como se establecen en las Obligaciones Negociables complementados por el Informe de Términos y Condiciones correspondiente (los "Términos"), incluyendo (i) la designación de las Obligaciones Negociables de esa Clase; (ii) cualquier límite al total del capital de las Obligaciones Negociables de esa Clase; (iii) la fecha o fechas en las cuales se pagará el capital (y la prima, si la hubiera) de las Obligaciones Negociables de esa Clase (fechas que serán de 30 (treinta) días a 30 (treinta) años desde la Fecha de Emisión original de esa Clase de Obligaciones Negociables); (iv) el precio al cual las Obligaciones Negociables de esa Clase serán emitidas, la tasa o tasas a la que las Obligaciones Negociables de esa Clase devengarán interés, si lo hubiera, la fecha o fechas a partir de las cuales se devengará el interés, y las fechas de pago del interés; y (v) cualquier otro término de las Obligaciones Negociables de esa Clase. Asimismo, el Informe de Términos y Condiciones correspondiente describirá, de corresponder, el grado en que los Términos y Condiciones particulares de cada Clase de Obligaciones Negociables varíen respecto de los términos y condiciones generales que se establecen en el presente. Ver el Anexo I, "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" a ser incluidos en el Informe de Términos y Condiciones correspondiente.

Forma y denominación

Generalidades. Las Obligaciones Negociables podrán emitirse en forma nominativa (las "Obligaciones Negociables Nominativas") sin Cupones y al portador (las "Obligaciones Negociables al Portador"), incluyendo Obligaciones Negociables al Portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular") u Obligaciones Negociables al Portador globales en forma definitiva con o sin Cupones (una "Obligación Negociable al Portador Global Definitiva"). A opción de las Emisoras, las Obligaciones Negociables al Portador pueden ser inicialmente emitidas en forma temporaria sin Cupones (una "Obligación Negociable al Portador Global Temporaria", y junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), canjeables en forma total y, sujeto a las resoluciones y regulaciones de la agencia de compensación correspondiente, en forma parcial por participaciones en Obligaciones Negociables al Portador Globales Definitivas u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones según lo permita la legislación argentina y estadounidense aplicable en materia de forma y nominatividad de valores negociables, o en cualquier otra forma especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Con excepción de lo que se describe más adelante y de lo que se especifica en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas y las Obligaciones Negociables al Portador podrán emitirse en denominaciones de un mínimo de U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o, por un múltiplo entero de U$S 1.000 (o 1.000 unidades más próximas de esa Moneda Especificada) si fuera superior a esa cifra o en cualquier otra Moneda

Especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Las Obligaciones Negociables al Portador Cartulares podrán emitirse solamente con denominaciones fijas determinadas en el momento de la emisión y especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al Portador estarán sujetas a ciertos requisitos y limitaciones establecidos por las leyes y regulaciones impositivas federales de los Estados Unidos. Ver la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*". Además, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

Todas las Obligaciones Negociables emitidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios (según se definen dichos términos en el presente), se emitirán en forma nominativa, con excepción de lo que se dispone en la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*".

Las Obligaciones Negociables de cada Clase que son vendidas de conformidad con una solicitud de oferta pública presentada en virtud de la *Securities Act* (la "Ley de Títulos Valores de los Estados Unidos"), estarán representadas por una única y permanente obligación negociable nominativa global no restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global No Restringida") o por Obligaciones Negociables nominativas en forma cartular sin Cupones (cada una, una "Obligación Negociable Nominativa Cartular"), sujeto sólo a las restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe de Términos y Condiciones. Las Obligaciones Negociables de una Clase que sean vendidas al amparo de la *Rule 144A* de la Ley de Títulos Valores de los Estados Unidos (la "Resolución 144A") estarán representadas por una única y permanente obligación negociable global restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global Restringida", conjuntamente con cualquier Obligación Negociable Nominativa Global No Restringida (según se define más adelante) y cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Nominativas Globales"). Cualquier participación en una Obligación Negociable que es transferida y cualesquiera Obligaciones Negociables de una Clase vendidas a ciertos "Inversores Institucionales Acreditados" (*"Institutional Accredited Investors"*) (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1), (2), (3) o (7) de la *Regulation D* (la "Regulación D") de la Ley de Títulos Valores de los Estados Unidos, que no sean compradores institucionales calificados ("QIBs") dentro del significado de la Resolución 144A), será entregada en forma de Obligaciones Negociables Nominativas Cartulares en denominaciones de no menos de U$S 250.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de la Moneda Especificada) o cualquier monto superior que sea múltiplo entero de U$S 1.000 (o de 1.000 unidades de la Moneda Especificada). Si las Obligaciones Negociables forman parte de una Clase que no ha sido autorizada para la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, (una "Antigua Obligación Negociable") y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una "Nueva Obligación Negociable") en una oferta de canje realizada en cumplimiento de lo dispuesto por dicha ley, Antiguas Obligaciones Negociables podrán ser canjeadas por Nuevas Obligaciones Negociables de conformidad con el Contrato de Fideicomiso y los procedimientos especificados en el correspondiente Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Las Obligaciones Negociables Nominativas vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos (la "Regulación S") estarán representadas por una única, permanente Obligación Negociable Nominativa Global No Restringida en forma definitiva y completamente nominativa sin Cupones (una "Obligación Negociable Nominativa Global No Restringida") depositadas con un custodio para DTC, o por Obligaciones Negociables Nominativas Cartulares. Las Obligaciones Negociables Nominativas, y las transferencias de éstas y de sus participaciones serán registradas según se establece en el Contrato de Fideicomiso. Cualquier persona a cuyo nombre se encuentre registrada una Obligación Negociable Nominativa podrá (en la medida en que las leyes aplicables lo permitan) ser tratada en todo momento, por toda persona y a todos los efectos, como el titular absoluto de tal Obligación Negociable, no obstante cualquier aviso de propiedad, robo o pérdida o cualquier escrito sobre las mismas.

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables estarán denominadas en Dólares y el pago del Capital, de las primas, si las hubiera y del interés sobre las Obligaciones Negociables incluyendo las Sumas Adicionales (como se las define más adelante bajo el título "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*") serán realizados en Dólares. Si alguna

de las Obligaciones Negociables fuera a ser denominada en una Moneda Especificada distinta del Dólar, se describirá en el Informe de Términos y Condiciones correspondiente la información adicional relativa a los Términos de las Obligaciones Negociables y otras cuestiones de importancia para los Tenedores.

Obligaciones Negociables Nominativas Globales. Las Obligaciones Negociables Nominativas Globales de la Regulación S que sean emitidas el mismo día y conforme a los mismos Términos, serán depositadas con el Fiduciario como custodio para DTC y registradas a nombre de quien DTC designe. Antes del vencimiento del período de 40 (cuarenta) días contados a partir de la finalización de la distribución de la Clase de Obligaciones Negociables correspondiente (el "Período Restringido"), las participaciones sobre tal Obligación Negociable Nominativa Global No Restringida sólo podrán ser detentadas a través de Morgan Guaranty Trust Company of New York, oficina de Bruselas, como operador del sistema Euroclear ("Euroclear"), o a través de Clearstream Banking, société anonyme ("Clearstream").

Las Obligaciones Negociables Nominativas vendidas al amparo de la Resolución 144A que sean emitidas el mismo día y conforme a los mismos Términos, estarán representadas inicialmente por una única Obligación Negociable Nominativa Global Restringida y serán depositadas en un custodio para DTC y registradas a nombre de quien DTC designe. Las Obligaciones Negociables Nominativas Globales Restringidas y las Obligaciones Negociables que se emitan en canje de las mismas estarán sujetas a ciertas restricciones a la reventa y transferencia establecidas en el presente y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, contendrán la leyenda relativa a tales restricciones establecidas en la sección "*Restricciones a la transferencia*".

Contra el depósito de una Obligación Negociable Nominativa Global con el Depositario, DTC o su custodio acreditarán, en su sistema interno, los respectivos montos de capital de las participaciones individuales representadas por cada Obligación Negociable Nominativa Global en las cuentas de las personas que tienen cuentas con dicho Depositario, las cuales no serán en ningún caso menores a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). La propiedad de participaciones en una Obligación Negociable Nominativa Global estará limitada a las personas, tales como agentes bursátiles, extrabursátiles y colocadores, bancos, entidades fiduciarias y cámaras compensadoras que posean cuentas en DTC ("Participantes") o a otras personas, tales como bancos, agentes bursátiles y extrabursátiles, colocadores y entidades fiduciarias (incluyendo Euroclear y Clearstream) que efectúen compensaciones o mantengan una relación de custodia con un Participante, ya sea directa o indirectamente ("Participantes Indirectos"). La titularidad de derechos de participación sobre las Obligaciones Negociables Nominativas Globales se reflejarán, y la transferencia de los mismos se efectuará, solamente a través de los registros mantenidos por DTC o por quien éste designe (para los Participantes) y de los registros de los Participantes (para los de Participantes Indirectos). Euroclear y Clearstream tendrán inversiones ómnibus a nombre de sus participantes a través de cuentas de valores negociables de clientes para Euroclear y Clearstream en los libros de sus respectivos depositarios, que a su vez detentarán tales inversiones en las cuentas de valores negociables de clientes a nombre de esos depositarios en los libros de DTC. Se espera que Chase Manhattan Bank actuará como depositario para Euroclear y Citibank, N.A. hará lo propio para Clearstream. Ver la sección "*Compensación y liquidación*".

Mientras el Depositario de una Obligación Negociable Nominativa Global o quien éste designe sea el titular registral o Tenedor de esa Obligación Negociable Nominativa Global, el Depositario o quien éste designe, según sea el caso, será considerado como el único titular o Tenedor de las Obligaciones Negociables Nominativas representadas por la Obligación Negociable Nominativa Global a todos los fines del Contrato de Fideicomiso y de las Obligaciones Negociables. Ningún titular de una participación en una Obligación Negociable Nominativa Global podrá transferir la participación excepto de acuerdo con los procedimientos aplicables del Depositario o de quien éste designe.

Los inversores que tengan una participación en la Obligación Negociable Global a través de DTC seguirán los pasos para la liquidación aplicable a las emisiones de obligaciones negociables globales. Las cuentas de custodia de valores negociables del inversor se acreditarán junto con sus tenencias contra el pago con fondos disponibles en el mismo día a la fecha de la liquidación.

Los intereses se acreditarán a las cuentas de custodia de los valores negociables en la fecha de liquidación contra el pago de los fondos disponibles en el mismo día. Como consecuencia de las diferencias horarias, la cuenta de valores negociables de un participante en Euroclear o Clearstream que adquiera una participación en la Obligación Negociable Global de un Participante en DTC, se acreditará durante el día en que se haga efectiva la liquidación de los valores negociables (que deberá ser un día hábil para Euroclear o Clearstream, según sea el caso) inmediatamente posterior a la fecha de liquidación en DTC, y ese crédito con respecto a cualquier transacción o esa participación en la Obligación Negociable Global liquidados durante ese día se reportará al participante correspondiente para Euroclear o Clearstream en esa fecha. El dinero en efectivo recibido en Euroclear o Clearstream como resultado de las ventas de las participaciones en la Obligación Negociable Global por medio o a través de un participante en Euroclear o Clearstream a un Participante en DTC será contabilizado en la fecha de liquidación de DTC, pero estará disponible en la cuenta en efectivo correspondiente en Euroclear o Clearstream solamente a partir del día hábil posterior a la liquidación en DTC. Ver la sección "*Compensación y liquidación*".

Obligaciones Negociables Nominativas Cartulares. A menos que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas adquiridas inicialmente por Inversores Institucionales Acreditados estarán representadas por Obligaciones Negociables Nominativas Cartulares, registradas a nombre del comprador de las mismas o de quien éste designe en denominaciones mínimas de U$S 250.000 (o su equivalente en la Moneda Especificada, redondeada a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier suma en exceso de la misma que constituya un múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). Estas Obligaciones Negociables Nominativas Cartulares portarán la leyenda descripta en la sección "*Restricciones a la transferencia*" (cada una, una "Obligación Negociable Nominativa Cartular con Leyenda").

Además, se emitirán Obligaciones Negociables Nominativas Cartulares con Leyenda a favor de Obligacionistas o de quienes éstos designen respecto de participaciones en la Obligación Negociable Nominativa Global Restringida de esa Clase y se emitirán las Obligaciones Negociables Nominativas Cartulares sin la leyenda descripta bajo el título "*Restricciones a la transferencia* (una "Obligación Negociable Nominativa Cartular sin Leyenda"), con respecto a las participaciones en la Obligación Negociable Nominativa Global No Restringida de dicha Clase con posterioridad al vencimiento del Período Restringido aplicable si (i) DTC notificara a las Emisoras de que no desea o no puede continuar como Depositario de dicha Clase o si en cualquier momento el Depositario de dicha Clase no estuviera ya calificado para actuar como tal y las Emisoras no pudieran designar a un Depositario sucesor para dicha Clase dentro de los 90 días posteriores a la recepción de la notificación o al darse cuenta de esa imposibilidad o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Nominativa Global ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Nominativa Global.

Contra la transferencia, canje o reemplazo de las Obligaciones Negociables Cartulares con Leyenda (Ver la sección "*Restricciones a la transferencia*") o ante una solicitud específica para remover la leyenda de una Obligación Negociable Nominativa Cartular con Leyenda, las Emisoras entregarán sólo Obligaciones Negociables que porten tal leyenda, o se rehusarán a remover la leyenda, según sea el caso, a menos que se entregue a las Emisoras una evidencia satisfactoria, la cual podrá incluir una opinión del asesor legal, tal como sea razonablemente solicitada por las Emisoras en el sentido de que ni la leyenda ni las restricciones a la transferencia establecidas en aquélla son requeridas para asegurar el cumplimiento de las disposiciones de la ley de Títulos Valores de los Estados Unidos. Ninguna Obligación Negociable Nominativa Cartular sin Leyenda podrá ser emitida por las Emisoras antes del vencimiento del Período Restringido aplicable, a menos que se haya presentado una solicitud de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos con respecto a tales Obligaciones Negociables Nominativas Cartulares sin Leyenda.

Obligaciones Negociables al Portador Globales. Las Obligaciones Negociables al Portador de una Clase vendida de acuerdo con la Regulación S, emitida el mismo día y sujeta a idénticos Términos, podrán estar representadas por una Obligación Negociable al Portador Global Definitiva. A opción de las Emisoras, las participaciones en la Obligación Negociable al Portador Global pueden estar inicialmente representadas por una Obligación Negociable al Portador Global Temporaria que será depositada en o antes de la Fecha de Emisión, inclusive, con un depositario común para Euroclear o Clearstream u otro depositario elegible (el "Depositario

Común"). Contra depósito de una Obligación Negociable al Portador Global, Euroclear o Clearstream, o cualquier otro Depositario elegible, según sea el caso, acreditarán al suscriptor un monto de capital de las Obligaciones Negociables igual al monto de capital de las mismas que se haya suscripto y pagado, el que en ningún caso será inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o cualquier múltiplo entero de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). En el caso de emisión de una Obligación Negociable al Portador Global Temporaria, al vencimiento del Período Restringido correspondiente, las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas en forma total o, sujeto a las resoluciones y regulaciones de la correspondiente agencia de compensación, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva que represente Obligaciones Negociables de la misma Clase o por Obligaciones Negociables al Portador Cartulares, o tales otras obligaciones negociables cartulares con o sin Cupones como sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables según se indica en el correspondiente Informe de Términos y Condiciones. Antes de acreditar las participaciones en una Obligación Negociable al Portador Global Definitiva se requerirá la certificación de que las participaciones en las Obligaciones Negociables al Portador Globales Temporarias no pertenecen a Personas de los Estados Unidos o a personas dentro de los Estados Unidos y sus dominios en calidad de beneficiarios, salvo en los casos permitidos por las leyes y reglamentaciones impositivas estadounidenses ("Certificado de inexistencia de participaciones estadounidenses"). Los titulares deberán canjear su participación en las Obligaciones Negociables al Portador Globales Temporarias por una participación en una Obligación Negociable al Portador Global Definitiva o, según se describe más adelante, por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda. En caso de que las Emisoras se encuentren obligadas por la ley aplicable o lo consideren necesario o conveniente para cumplir con dicha ley o con la interpretación de la misma (lo cual podrá ser certificado al Fiduciario mediante un Certificado de un Funcionario y una Opinión de un Asesor Legal de las Emisoras, tal como se definen en el Contrato de Fideicomiso, a tal efecto), las Emisoras podrán, a su solo juicio y sin el consentimiento de los Obligacionistas, entregar una Obligación Negociable Nominativa Global o cualquier otro tipo de obligación negociable nominativa global a ser depositada directamente con el Depositario Común para Euroclear y Clearstream en canje por cualquier Obligación Negociable al Portador Global emitida en virtud del Contrato de Fideicomiso.

A menos que el Informe de Términos y Condiciones correspondiente establezca lo contrario, los titulares de participaciones en una Obligación Negociable al Portador Global sólo podrán canjearlas por Obligaciones Negociables al Portador Cartulares de acuerdo con los términos del Contrato de Fideicomiso, en su totalidad pero no en parte y sin cargo, a solicitud de tal titular, en cualquier momento a partir del Período Restringido, si correspondiera, si (i) Euroclear y/o Clearstream u otro Depositario de cualquier Clase de Obligaciones Negociables, según sea el caso, notificara a las Emisoras que no desea o no puede continuar como Depositario de esa Clase o si en cualquier momento el Depositario correspondiente a la Clase ya no estuviera calificado para actuar como tal, y las Emisoras no pudieran designar un Depositario sucesor para dentro de los 90 días de haber recibido dicha notificación o de tener conocimiento de la imposibilidad de calificar como Depositario o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario le aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Global al Portador ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Global al Portador.

Obligaciones Negociables al Portador Cartulares. Las Obligaciones Negociables al Portador Cartulares que se emitan el mismo día y tengan los mismos Términos estarán representadas inicialmente por una Obligación Negociable al Portador Temporaria, que será depositada en un Depositario Común para Euroclear y Clearstream u otro Depositario elegible, según sea el caso para ser acreditada en las cuentas de los suscriptores de las Obligaciones Negociables al Portador Cartulares en la fecha de liquidación respectiva. Contra depósito de cada Obligación Negociable al Portador Global Temporaria, Euroclear o Clearstream, según sea el caso, acreditarán al suscriptor un monto de capital de Obligaciones Negociables igual al monto de capital de la misma que se haya suscripto y pagado, el que en ningún caso será inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas). Las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas totalmente o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por las Obligaciones Negociables al Portador Cartulares con anterioridad a la Fecha de Canje o por tales otras obligaciones cartulares con o sin Cupones según sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables de conformidad con lo indicado en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al Portador Cartulares u otras obligaciones negociables cartulares tal como se menciona precedentemente si las

Obligaciones Negociables no se encuentran en forma nominativa respecto a los impuestos en los Estados Unidos, no se entregarán hasta tanto se reciba un Certificado de inexistencia de participaciones estadounidenses. Los titulares en calidad de beneficiarios deberán canjear sus participaciones en la Obligación Negociable al Portador Global Temporaria por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda.

Limitaciones a la emisión de Obligaciones Negociables al Portador. En virtud de las leyes y reglamentaciones impositivas federales de los Estados Unidos, las Obligaciones Negociables al Portador no pueden ser ofrecidas o vendidas durante el período restringido correspondiente (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(7)) de las Reglamentaciones del Tesoro de los Estados Unidos (*Treasury Regulations*), dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos excepto a una oficina de una institución financiera en los Estados Unidos ubicada fuera del territorio de los Estados Unidos o sus dominios (según se define en el artículo 1.165-12(c)(1)(v) de las Reglamentaciones del Tesoro de los Estados Unidos), que compre para su propia cuenta o para su reventa o para la cuenta de ciertos clientes, que presente un certificado declarando que acepta cumplir con los requisitos del artículo 165(j)(3)(A), (B) o (C) del Código de Ingresos Internos de los Estados Unidos y de las Reglamentaciones del Tesoro de los Estados Unidos en virtud de las mismas, o a ciertas otras personas descriptas en el artículo 1.163-5(c)(2)(i)(D)(1)(iii)(B) de las Reglamentaciones del Tesoro de los Estados Unidos. Además, durante el período restringido, no se podrá entregar Obligaciones Negociables al Portador en forma definitiva después de su venta dentro de los Estados Unidos o sus dominios. Cualquier distribuidor (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(4) de las Reglamentaciones del Tesoro de los Estados Unidos) que participe en la oferta de Obligaciones Negociables al Portador deberá pactar que no ofrecerá o venderá (directa o indirectamente) ninguna Obligación Negociable al Portador durante el período restringido dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (excepto las personas descriptas anteriormente), que no entregará ninguna Obligación Negociable al portador en los Estados Unidos o sus dominios en relación con la venta de las Obligaciones Negociables al Portador durante el período restringido y que ha arbitrado los medios para asegurar que sus empleados y agentes que están directamente dedicados a la venta de Obligaciones Negociables al Portador conozcan las restricciones descriptas anteriormente. Si resultara aplicable, ninguna participación en una Obligación Negociable al Portador Global Definitiva o Cupón podrá entregarse en canje por participaciones en una Obligación Negociable al Portador Global Temporaria, como tampoco podrá pagarse ningún interés respecto de cualquier Obligación Negociable al Portador Global Definitiva, hasta que la persona con derecho a recibir esa participación o Cupón presente un Certificado de inexistencia de participaciones estadounidenses. Las Obligaciones Negociables al Portador y cualesquiera Cupones al portador llevarán una leyenda que exprese lo siguiente: "Toda Persona de los Estados Unidos tenedora de esta obligación estará sujeta a limitaciones en virtud de las leyes de impuestos a las ganancias de los Estados Unidos, incluyendo las limitaciones previstas en los artículos 165(j) y 1287(a) del Código de Ingresos Internos de los Estados Unidos. "Estados Unidos" significa los Estados Unidos de América (incluyendo los Estados y el Distrito de Columbia), y "dominios" de los Estados Unidos significa Puerto Rico, las Islas Vírgenes, Guam, Samoa Estadounidense, la Isla Wake y las Islas Marianas del Norte. "Persona de los Estados Unidos" significa (a) un propietario de una Obligación Negociable que es (i) ciudadano o residente estadounidense, (ii) una sociedad por acciones, sociedad por parte de interés u otra entidad creada o constituida en o bajo las leyes de los Estados Unidos o cualquier subdivisión política de ese país, o (iii) un patrimonio de afectación o fideicomiso cuyos ingresos estén sujetos al impuesto federal a las ganancias de los Estados Unidos independientemente de su fuente (y para algún ejercicio económico que comience después del 31 de diciembre de 1996, cualquier fideicomiso cuya administración está a cargo de uno o más fiduciarios de los Estados Unidos sujetos a supervisión primaria por parte de un tribunal de ese país), o (b) un propietario que no sea una Persona de los Estados Unidos, pero cuyos ingresos derivados de una Obligación Negociable están efectivamente conectados con el desarrollo de actividades comerciales en los Estados Unidos por el mismo. El Término también incluye a ciertas personas que fueron ciudadanas de los Estados Unidos, cuyos ingresos y ganancias derivadas de las Obligaciones Negociables están sujetas a impuestos.

Además de lo anteriormente mencionado, la emisión de Obligaciones Negociables al Portador estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

Pagos y Agencias de Pago

Generalidades. Salvo que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente, todos los pagos respecto de las Obligaciones Negociables se efectuarán exclusivamente en la moneda o divisa estadounidense que al momento de pago sea de curso legal para el pago de deudas públicas y privadas. Salvo estipulación en contrario, todo lo mencionado con respecto a los pagos de las Obligaciones Negociables a los que

se refiere este Prospecto o en los Términos y Condiciones se aplicará también a las Sumas Adicionales que deban pagarse según lo establecido anteriormente.

Obligaciones Negociables Nominativas. El Capital (incluyendo las Sumas Adicionales, como se define más adelante en la sección "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*") de las Obligaciones Negociables Nominativas se pagará a los Tenedores registrales de las mismas en la fecha de pago establecida contra presentación y entrega de dichas Obligaciones Negociables Nominativas en la *Corporate Trust Office* del Fiduciario en la Ciudad de Nueva York o, conforme a las leyes y reglamentaciones aplicables, en la oficina de cualquier agente de pago ubicado fuera del territorio de los Estados Unidos mediante cheque en Dólares (o en otra Moneda Especificada) girado contra, o en el caso de un Tenedor de por lo menos U$S 1.000.000 (o su equivalente en otra Moneda Especificada) del total de capital de Obligaciones Negociables de un Clase y contra solicitud de dicho Tenedor al Fiduciario al menos 10 días antes de la fecha de pago del capital, con instrucciones apropiadas de transferencia cablegráfica, mediante transferencia a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor registral en un banco de la Ciudad de Nueva York (o, si las Obligaciones Negociables estuvieran denominadas en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos).

El pago de intereses y Sumas Adicionales, si las hubiera, correspondientes a Obligaciones Negociables Nominativas se efectuará a las personas a cuyo nombre estén registradas en la Fecha de Registro (es decir, de conformidad con la definición incluida en el Contrato de Fideicomiso y a menos que se especifique de otro modo en los Términos, al cabo del 15° día anterior a cualquier Fecha de Pago de Interés correspondiente a una Clase en particular), aunque no sea un Día Hábil, independientemente de la cancelación de dicha Obligación Negociable Nominativa luego de cualquier canje o transferencia que se realice con posterioridad a la Fecha de Registro y antes de la Fecha de Pago de Interés correspondiente, siempre y cuando en el supuesto de que, y en la medida en que, las Emisoras no cumplieran con el pago de interés (incluyendo las Sumas Adicionales), adeudados en dicha Fecha de Pago de Interés para esa Clase, en cuyo caso el interés impago (incluyendo Sumas Adicionales), se pagará a las Personas a cuyo nombre estén registradas dichas Obligaciones Negociables Nominativas en la fecha de registro posterior que determinen las Emisoras mediante notificación enviada por correo por las Emisoras o en su nombre a los Tenedores de las Obligaciones Negociables Nominativas con no menos de 10 días de anticipación a dicha fecha de registro posterior, que deberá ser no menos de 15 días anterior a la fecha de pago de dicho interés impago; y a condición, además, de que el interés y las Sumas Adicionales pagaderos al vencimiento, rescate o repago (sea o no la fecha de vencimiento, rescate o repago una Fecha de Pago de Interés) será pagadero a la Persona a la cual corresponda el capital.

El pago del interés y las Sumas Adicionales, si las hubiera, de Obligaciones Negociables Nominativas se efectuará (i) en el caso de una Obligación Negociable Nominativa Global, mediante transferencia cablegráfica con fondos de disposición inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Depositario correspondiente en un banco de la Ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios); (ii) en el caso de una Obligación Negociable Nominativa Cartular, ya sea (A) mediante un cheque en Dólares (o cualquier otra Moneda Especificada) girado contra un banco de la Ciudad de Nueva York (o si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios) remitida al Tenedor a la dirección registrada del mismo o (B) contra solicitud al Fiduciario del Tenedor de por lo menos U$S 1.000.000 (o su equivalente en la Moneda Especificada) del capital de Obligaciones Negociables Nominativas Cartulares de esa Clase junto con instrucciones de transferencia cablegráfica apropiadas, en o antes de la Fecha de Registro correspondiente, mediante transferencia cablegráfica con fondos de disposición inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor en un banco de la Ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios).

Los pagos de capital e intereses de una Obligación Negociable Nominativa Global y las Sumas Adicionales, si corresponde, registrada a nombre de un Depositario o de quien éste designe se efectuarán al Depositario o a quien éste designe, según sea el caso, como titular registral de la Obligación Negociable Nominativa Global. Ni las Emisoras, sujeta a la legislación aplicable, ni el Fiduciario, ni ningún Agente de Pago tendrán responsabilidad u obligación alguna en ningún aspecto por los registros relativos a participaciones en las Obligaciones Negociables Nominativas Globales, o a los pagos efectuados en razón de éstos, o por mantener, supervisar o revisar cualquier registro relativo a las participaciones mencionadas.

Las Emisoras esperan que el Depositario de las Obligaciones Negociables Nominativas Globales o su designado, contra la recepción de cualquier pago de capital o intereses respecto de una Obligación Negociable Nominativa Global mantenida por dicho Depositario o por su designado, acredite en forma inmediata a las cuentas de los Participantes los pagos en sumas proporcionales a sus respectivas participaciones en dicha Obligación Negociable Nominativa Global tal como se refleja en los registros del Depositario o de su designado. Las Emisoras también esperan que los pagos de los Participantes a los titulares de participaciones en dicha Obligación Negociable Nominativa Global mantenida a través de dichos Participantes estarán regidos por las instrucciones y prácticas habituales, tal como sucede actualmente con los valores negociables mantenidos para las cuentas de clientes registrados a nombre de quienes éstos designen. Los mencionados pagos serán responsabilidad de dichos Participantes. Ver las secciones "-- *Forma y denominación*" y "*Compensación y liquidación*".

Obligaciones Negociables al Portador. El Capital y los intereses de Obligaciones Negociables al Portador y las Sumas Adicionales, si corresponden, se pagarán contra presentación y, en el caso de pago del capital, entrega de dichas Obligaciones Negociables al Portador o de los Cupones correspondientes a las mismas, según sea el caso, y sujeto a las leyes y regulaciones aplicables, en las oficinas de los Agentes de Pago fuera de los Estados Unidos y sus dominios que las Emisoras designen oportunamente en virtud del Contrato de Fideicomiso, y en las cuales, dichos pagos se efectuarán mediante cheque en Dólares (u otra Moneda Especificada) girado contra un banco de la Ciudad de Nueva York (o, en caso de que se encuentre denominada en una Moneda Especificada que no sea Dólares, fuera de los Estados Unidos y sus dominios) o, a opción de un Tenedor de por lo menos U$S 1.000.000 (o el equivalente en otra Moneda Especificada) en concepto de capital de Obligaciones Negociables de una Clase y ante presentación por parte de dicho Tenedor de una solicitud al Agente de Pago, a quien deberá presentarse y/o entregarse, según sea el caso, el Cupón u Obligación Negociable al Portador por lo menos 10 días anteriores a dicha fecha de pago junto con las instrucciones de transferencia cablegráfica correspondientes, por transferencia a una cuenta en Dólares (u otra Moneda Especificada) mantenida por el beneficiario en un banco ubicado fuera de los Estados Unidos y sus dominios (o en el centro financiero correspondiente, en el caso de Obligaciones Negociables al Portador denominadas en una Moneda Especificada). Sin perjuicio de lo antedicho, los pagos respecto de cualquiera de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso, podrán ser efectuados en efectivo (en Dólares) en la Argentina en la Fecha de Pago de Intereses o de capital respectiva solamente contra presentación en la oficina del Agente de Pago en la Argentina de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso (junto con un formulario de solicitud de pago proporcionado por dicho Agente de Pago) con por lo menos cinco y no más de nueve Días Hábiles de anticipación a la Fecha de Pago de Intereses o del capital respectiva, a condición de que, salvo que dicha presentación se efectúe dentro de dicho plazo, el Agente de Pago en la Argentina no estará obligado a realizar dicho pago en efectivo en la fecha de pago correspondiente, pero sí efectuará dichos pagos dentro de los cinco Días Hábiles de la fecha real de presentación. No se efectuará ningún pago respecto de una Obligación Negociable al Portador o Cupón en la *Corporate Trust Office* del Fiduciario, ni ningún pago por transferencia a una cuenta, o envío por correo a una dirección en los Estados Unidos o sus dominios, salvo que lo permitan las leyes y regulaciones impositivas de los Estados Unidos en vigencia en la fecha de dicho pago, sin perjuicio para las Emisoras. Sin perjuicio de lo antedicho, el pago de Obligaciones Negociables al Portador o de Cupones podrá efectuarse contra entrega de los mismos en la *Corporate Trust Office* del Fiduciario solamente si: (i) el pago en todas las agencias de pago fuera de los Estados Unidos y sus dominios fuera ilegal o estuviera realmente imposibilitado por restricciones de los controles cambiarios u otras restricciones similares (según el significado atribuido por el artículo 1.163-5(c)(2)(v)(B) de las Reglamentaciones del Tesoro de los Estados Unidos), y (ii) si dicho pago fuera permitido por las leyes de los Estados Unidos.

Con excepción de lo dispuesto en el Contrato de Fideicomiso, los titulares de una participación en una Obligación Negociable al Portador Global Temporaria no estará facultado para recibir los pagos respecto de las Obligaciones Negociables hasta que la participación sea canjeada por una participación en una Obligación Negociable al Portador Global Definitiva o una Obligación Negociable al Portador Cartular de conformidad con los Términos descriptos en la sección "-- *Forma y denominación -- Obligaciones Negociables al Portador Globales*". Los montos pagaderos respecto de cualquier porción no canjeada de la Obligación Negociable al Portador Global Temporaria serán pagados por las Emisoras al Fiduciario, quien los retendrá para su entrega contra dicho canje. Todo pago del capital, interés y Suma Adicional, si corresponde, respecto de cualquier porción de las Obligaciones Negociables representada por una Obligación Negociable al Portador Global Definitiva será realizado al Portador contra presentación y entrega de un Cupón o, en el caso de pago del capital, de la Obligación Negociable al Portador Global Definitiva, según sea el caso.

Pago de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y Cupones en la Argentina. Los Tenedores de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones, si los hubiera, que opten por recibir el pago del capital y/o del interés o el precio de rescate, si lo hubiera, en la Argentina, deberán presentar una solicitud en el domicilio especificado del Agente de Pago en la Argentina entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés correspondiente, o fecha de rescate o de vencimiento de los mismos, a fin de recibirlo en la Fecha de Pago de Interés o fecha de rescate o al vencimiento. La presentación mencionada se efectuará completando un formulario que se puede obtener en el domicilio especificado del Agente de Pago en la Argentina y por medio del cual, se requerirá a cada uno de los Tenedores que indique, entre otras cosas, si está o no sujeto al Decreto N° 1.076/92 (el "Decreto N° 1.076/92") y al Título VI de la Ley de Impuestos a las Ganancias (texto ordenado de 1997). Si el Tenedor omitiera efectuar la presentación entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés, fecha de rescate o fecha de vencimiento respectiva, el Tenedor tendrá derecho a recibir el pago respectivo al tercer Día Hábil posterior a la fecha en la cual se haya efectuado la presentación al Agente de Pago. Todos los pagos que efectúe el Agente de Pago en la Argentina respecto de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones se efectuarán en efectivo o mediante transferencia cablegráfica a la cuenta del Tenedor en un banco ubicado fuera de los Estados Unidos y en el supuesto de Obligaciones Negociables al Portador Cartulares y Cupones fuera de los dominios de los Estados Unidos (a condición de que el Tenedor haya proporcionado al Agente de Pago en la Argentina suficiente información respecto de tal cuenta y banco no menos de cinco Días Hábiles anteriores a la Fecha de Pago de Interés correspondiente o fecha de rescate o de vencimiento de los mismos). Ver la sección "*Impuestos -- Impuesto a las ganancias sobre pago de interés*".

En relación con el párrafo anterior, todo Tenedor de una Obligación Negociable Nominativa Cartular, de una Obligación Negociable al Portador Cartular o Cupón, sujeto al Decreto N° 1.076/92 deberá presentar su Obligación Negociable Nominativa Cartular, Obligación Negociable al Portador Cartular o Cupón exclusivamente al Agente de Pago en la Argentina y cumplir con lo previsto en el párrafo inmediato anterior a fin de recibir pagos de capital y/o del interés o el precio de rescate respecto de las mismas. No obstante lo anterior, ni las Emisoras ni ningún Agente de Pago podrán rehusarse a realizar cualquier pago como consecuencia de la oración precedente o requerir una certificación acerca de si algún Obligacionista se encuentra sujeto a dicho Decreto. Ver la sección "*Impuestos -- Impuesto a las ganancias sobre pago de interés*".

Pagos en ECU. El Artículo 109G del Tratado que constituye las Comunidades Europeas (el "Tratado de Roma"), modificado por el Tratado de la Unión Europea (el "Tratado de Maastricht", y junto con el Tratado de Roma, el "Tratado") establece que no se podrá cambiar la composición monetaria de la unidad monetaria europea ("ECU"). De conformidad con el Tratado, la unión monetaria europea se efectuará en tres etapas, la segunda de las cuales ha comenzado el 1 de enero de 1994 con la entrada en vigencia del Tratado de Maastricht. El Tratado estipula que al comienzo de la tercera etapa de la unión monetaria europea, el valor de la ECU frente a las monedas de los estados miembros que participan en la tercera etapa será irrevocablemente fijo, y la ECU se convertirá en una moneda por derecho propio. En vistas a dicha tercera etapa, el Consejo Europeo decidió en la reunión celebrada el 16 de diciembre de 1995 que el nombre de la moneda será "Euro" y que de conformidad con el Tratado, la sustitución de la Euro por la ECU se efectuará a un tipo de cambio de una Euro por una ECU. Desde el comienzo de la tercera etapa de la unión monetaria europea, todos los pagos en relación con las Obligaciones Negociables denominadas o pagaderas en ECU se efectuarán en Euro al tipo de cambio estipulado en ese momento de acuerdo con el Tratado.

El 3 de mayo de 1998, el Consejo de la Unión Europea adoptó la Regulación del Consejo (RC) N° 974/98 (la "RC 974"), por medio de la cual se establece que la moneda de Bélgica, Alemania, España, Francia, Irlanda, Italia, Luxemburgo, Países Bajos, Austria, Portugal y Finlandia (los "Estados Miembros Participantes") será el Euro, el cual reemplazará la moneda de cada Estado Miembro Participante a una tasa fija irrevocable de conversión adoptada por el Consejo de la Unión Europea de conformidad con el Tratado. Asimismo, la RC 974 establece un "período transicional" a partir del 1° de enero de 1999 y hasta el 31 de diciembre de 2001, durante el cual la sustitución de la moneda de cada Estado Miembro Participante por el Euro no producirá por si misma el efecto de alterar la denominación de los instrumentos legales existentes a la fecha de la sustitución y, sujeto a cualquier disposición de las partes, los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación de una unidad monetaria nacional serán realizados en dicha unidad y los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación en Euro o en una unidad monetaria nacional de un Estado Miembro Participante y pagadero dentro de dicho estado podrán ser abonados tanto en Euro como en la unidad monetaria

nacional aplicable. De conformidad con la RC 974, a partir de la finalización del período transicional, cuando los instrumentos legales hagan referencia a unidades monetarias nacionales de los Estados Miembros Participantes, dichas referencias se entenderán como referencias al Euro de conformidad con las tasas de conversión respectivas, sujeto a las normas de redondeo estipuladas en la Regulación del Consejo (RC) N° 1103/97.

En julio de 1997, se reformó la Ley de Obligaciones Generales del estado de Nueva York (*General Obligations Law*) a fin de establecer que, sujeto a cualquier acuerdo específico en contrario entre las partes de un contrato, título valor o instrumento regido por la ley de Nueva York, (i) si la moneda de pago de dicho contrato, título valor o instrumento es el ECU o una moneda que es reemplazada por el Euro, el Euro constituirá una moneda sustituta razonable en términos comerciales y un equivalente material que podrá ser utilizada tanto para determinar el valor del ECU o de la moneda reemplazada para el pago a una tasa de conversión especificada en las normas adoptadas por el Consejo de la Unión Europea o de otra forma calculada de conformidad con dichas normas, (ii) los pagos en virtud de dicho contrato, título valor o instrumento podrá ser también efectuados en la moneda o monedas originalmente designadas en el contrato, título valor o instrumento en la medida en que dicha moneda o monedas continúen siendo la moneda de curso legal (pero no podrán efectuarse en otra moneda, sin importar si la misma haya sido reemplazada por el Euro o sea una moneda que es considerada una denominación del Euro o tenga una tasa fija de conversión respecto del Euro) y (iii) la implementación del Euro y la realización de pagos en virtud de un contrato, título valor o instrumento de conformidad con las disposiciones anteriores no causarán la liberación o la exención del cumplimiento en virtud de dicho contrato, título valor o instrumento ni otorgarán a una parte el derecho de alterar o terminar de forma unilateral dicho contrato, título valor o instrumento.

Pagos en Días Hábiles; Sumas de dinero sin reclamar. Si la fecha de vencimiento, una fecha de rescate anticipado o repago o una Fecha de Pago de Interés de las Obligaciones Negociables no fuera en un Día Hábil, el pago del capital o interés (excepto en el caso de Obligaciones Negociables a Tasa Flotante en las que designara la tasa LIBOR como Tasa Base) y las Sumas Adicionales, si hubiera, se realizará en el Día Hábil siguiente. Todos los pagos que se realicen en virtud de la oración anterior en el Día Hábil siguiente tendrán la misma fuerza y efecto que si se hubieran efectuado en el día correspondiente y no se devengará interés alguno para el período que comenzara a partir de esa fecha de vencimiento, rescate o repago, o Fecha de Pago de Intereses, según sea el caso. En el caso de las Obligaciones Negociables a Tasa Flotante, si la tasa LIBOR fuera la Tasa Base (tal como se indica en la carátula de la Obligación Negociable), y el Día Hábil cae en el mes siguiente, la Fecha de Pago de Intereses correspondiente será el Día Hábil inmediatamente anterior.

Toda acción contra las Emisoras por el pago de capital e interés de o con respecto a las Obligaciones Negociables y Cupones (incluyendo Sumas Adicionales), serán inválidas a menos que sean incoadas dentro de los tres años desde la fecha en la cual vencen las Obligaciones Negociables.

Restricciones cambiarias. Conforme los términos de las Obligaciones Negociables, las Emisoras han acordado que en el caso de cualquier restricción o prohibición de la Ley de Convertibilidad o de la libre transferencia de divisas al extranjero en el mercado cambiario en la Argentina, las Emisoras, a su propio costo, pagaran todas las sumas exigibles respecto de las Obligaciones Negociables en Dólares mediante (i) la venta de Bonos Externos de la Argentina ("BONEX") o de cualquier otro bono público o privado emitido en Dólares en la Argentina, o (ii) cualquier otro mecanismo legal para la adquisición de Dólares en cualquier mercado cambiario. Todos los costos, incluyendo cualquier impuesto, relativos a las operaciones para la obtención de Dólares serán soportados por las Emisoras. En caso de que las restricciones o prohibiciones cambiarias se apliquen a pagos relativos a las Obligaciones Negociables en una moneda que no sea el Dólar, tales pagos se deberán realizar en esa otra moneda obtenida de la misma manera a un tipo de cambio prevaleciente en la ciudad de Nueva York o Londres, a opción de las Emisoras, al momento del pago. Ver la sección "*Factores de riesgo — Riesgos respecto de la Argentina — Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

Interés

Generalidades. Las Obligaciones Negociables podrán emitirse (i) devengando interés a una tasa fija (las "Obligaciones Negociables a Tasa Fija"), (ii) devengando interés a una tasa flotante (las "Obligaciones Negociables a Tasa Flotante"), (iii) con descuento sin devengar interés (las "Obligaciones Negociables con Descuento de Emisión Original"), o (iv) según se especifique en el Informe de Términos y Condiciones correspondiente.

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario, el Bank of New York será el agente de cálculo (el "Agente de Cálculo"), expresión que incluirá a cualquier otro agente de cálculo autorizado con respecto a las Obligaciones Negociables a Tasa Flotante.

Obligaciones Negociables a Tasa Fija. Cada Obligación Negociable a Tasa Fija devengará interés desde la fecha de emisión a la tasa anual que se indique en el anverso de la misma hasta que su Capital sea pagado o se encuentre disponible para el pago. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés se calculará sobre la base de un año de 360 (trescientos sesenta) días constituido por 12 (doce) meses de 30 (treinta) días cada uno. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, los pagos de interés de las Obligaciones Negociables con Tasa Fija se efectuarán semestralmente y al vencimiento.

Los pagos de interés por Obligaciones Negociables a Tasa Fija incluirán el interés devengado desde la fecha de emisión o desde la última fecha respecto de la cual se haya pagado interés o se haya puesto a disposición interés, según sea el caso, hasta, pero excluyendo, la Fecha de Pago de Interés o la fecha de vencimiento o la fecha de su rescate o repago anticipado, según sea el caso.

Obligaciones Negociables a Tasa Flotante. En el caso de Obligaciones Negociables a Tasa Flotante, comenzando con la Fecha de Renovación del Interés Inicial (especificada en el anverso de la Obligación Negociable y en los Términos) después de la Fecha de Emisión Originaria (especificada en el anverso de la misma y en los Términos), la tasa a la cual será pagadero el interés sobre esta Obligación Negociable se renovará diariamente, semanalmente, mensualmente, trimestralmente, semestralmente o anualmente, como se indique en el anverso de la Obligación Negociable a Tasa Flotante, bajo "Período de Renovación del Interés" (según se establece en los Términos); no obstante lo anterior, (i) la tasa de interés en vigencia desde la Fecha de Emisión Originaria hasta la Fecha de Renovación del Interés Inicial especificada en el anverso de la Obligación Negociable a Tasa Flotante y en los Términos será la Tasa de Interés Inicial, (ii) la tasa de interés en vigencia para los 15 días inmediatamente anteriores al vencimiento, al rescate o a la fecha de repago de la Obligación Negociable a Tasa Flotante, según corresponda, será la tasa en vigencia el decimoquinto día anterior a tal vencimiento, rescate o fecha de repago de tal Obligación Negociable, según corresponda. La tasa de interés en vigencia en cualquier Fecha de Renovación del Interés será la tasa aplicable según se renueve en esa fecha. La tasa de interés aplicable a cualquier otro día es la de la Fecha de Renovación del Interés inmediata anterior (o, si no existiera, la Tasa de Interés Inicial). Sujeto a las disposiciones legales aplicables y salvo por lo aquí especificado, en cada Fecha de Renovación del Interés, la tasa de interés sobre la Obligación Negociable a Tasa Flotante será la tasa determinada de acuerdo con el párrafo siguiente y las disposiciones de las tasas base de interés (las "Tasas Base") descriptas en el Contrato de Fideicomiso, que sean aplicables.

La tasa de interés sobre la Obligación Negociable a Tasa Flotante se calculará por referencia a la Tasa Base especificada (i) más o menos el Margen, si lo hubiera, especificado en el Informe de Términos y Condiciones correspondiente y/o (ii) multiplicado por el Multiplicador de Margen, si lo hubiera, especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Los pagos de interés sobre una Obligación Negociable a Tasa Flotante (salvo que el interés sobre la Obligación Negociable a Tasa Flotante fuera renovado diaria o semanalmente) serán los montos de interés devengados desde la Fecha de Emisión Originaria, inclusive, o desde la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente el mismo, inclusive, hasta (sin excluir) la Fecha de Pago de Interés o fecha de vencimiento, rescate o repago. Si el interés sobre la Obligación Negociable a tasa flotante fuera renovado diaria o semanalmente, los pagos de interés serán los montos de interés devengados desde la Fecha de Emisión Originaria, o desde la Fecha de Registro anterior a la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente éstos, inclusive, según sea el caso, hasta la Fecha de Registro inmediatamente anterior a tal Fecha de Pago de Interés, inclusive, excepto que al vencimiento o en cualquier rescate o repago anterior, el interés pagadero incluirá el devengado, pero excluirá la fecha de vencimiento, rescate o repago, según sea el caso.

Si la Tasa Base sobre una Obligación Negociable a Tasa Flotante fuera la Tasa para Plazos Fijos, la Tasa para Títulos Valores a Corto Plazo, la Tasa de los Fondos Federales de los Estados Unidos o la Tasa Prime (como se define en los Términos), entonces la "Fecha de Determinación de Interés" perteneciente a la Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Hábil inmediato siguiente a tal Fecha de Renovación del Interés. Si la Tasa Base sobre esa Obligación Negociable a Tasa Flotante fuera la tasa LIBOR,

entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Bancario de Londres anterior a esa Fecha de Renovación del Interés. Si la Tasa Base sobre la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro, entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para tal Obligación Negociable a Tasa Flotante será el día de la semana en el cual cayera la Fecha de Renovación del Interés, y que normalmente se subasten letras del Tesoro. Las letras del Tesoro normalmente se subastan los lunes de cada semana, a menos que sea un feriado nacional, en cuyo caso la subasta se celebra normalmente el martes siguiente, pero puede celebrarse el viernes anterior. Si la subasta se efectuara el viernes anterior como resultado de un feriado nacional, ese viernes será la Fecha de Determinación de Interés perteneciente a la Fecha de Renovación del Interés de la semana inmediata siguiente. Si la subasta coincidiera con una Fecha de Renovación del Interés, ésta será el Día Hábil inmediato siguiente.

Sin perjuicio de lo que antecede, la tasa de interés establecida en cualquier Obligación Negociable a Tasa Flotante no podrá ser mayor a la Tasa de Interés Máxima, si la hubiera, ni menor que la Tasa de Interés Mínima, si la hubiera, exhibida en el anverso de la Obligación Negociable a Tasa Flotante e indicada en el Informe de Términos y Condiciones correspondiente. El Agente de Cálculo (especificado en el Informe de Términos y Condiciones correspondiente) calculará la tasa de interés sobre la Obligación Negociable de conformidad con lo antedicho y la Tasa Base según se describe en los Términos con anterioridad a cada Fecha de Cálculo, inclusive, (como se la define a continuación). La Tasa de Interés sobre una Obligación Negociable a Tasa Flotante en ningún caso podrá ser superior a la tasa máxima permitida por las leyes de Nueva York que puede ser modificada por las leyes de aplicación general de los Estados Unidos.

El Agente de Cálculo notificará la tasa de interés, la suma de interés para cada período y la Fecha de Pago de Interés a las Emisoras, al Fiduciario y a cualquier bolsa de comercio en que coticen las Obligaciones Negociables a Tasa Flotante, tan pronto como le sea posible luego de su determinación, pero nunca después del cuarto Día Hábil de la misma y, en el caso de las Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo, nunca después del primer día del Período de Renovación del Interés correspondiente. Dicha notificación será realizada de conformidad con las disposiciones de las Obligaciones Negociables referidas a las notificaciones a los Obligacionistas. Ver la sección "*Notificaciones*" más adelante. La suma de interés y la Fecha de Pago de Interés pueden ser modificadas posteriormente (o debidamente ajustadas) sin notificación de dicha modificación en caso de que el Período de Renovación del Interés resulte extendido o abreviado. Cualquier modificación será inmediatamente notificada a las bolsas de comercio en que coticen las Obligaciones Negociables a Tasa Flotante.

La tasa de interés para cualquier Obligación Negociable a Tasa Flotante que no sea una Obligación Negociable cuya Tasa Base sea la Tasa LIBOR o la Tasa de los Bonos del Tesoro será determinada de conformidad con las disposiciones de dicha Obligación Negociable a Tasa Flotante y del Informe de Términos y Condiciones correspondiente.

Cuando sea aplicable, la "Fecha de Cálculo" correspondiente a cualquier Fecha de Determinación del Interés será la/s fecha/s especificada/s en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente. Si tal fecha no se encuentra así especificada la Fecha de Cálculo será la que resulte primero entre el décimo día corrido posterior a tal Fecha de Determinación de Interés o la próxima Fecha de Registro posterior a la Fecha de Determinación de Interés o, si cualquiera de tales días no es un Día Hábil, el siguiente Día Hábil.

El interés devengado se calculará multiplicando el monto de capital de la Obligación Negociable a Tasa Flotante por un factor de interés devengado. El mencionado factor de interés devengado se computará sumando los factores de interés calculados para cada día del período para el cual se está pagando interés. El factor de interés para cada uno de esos días se computa dividiendo la tasa de interés aplicable a ese día por 360 (trescientos sesenta), si la Tasa Base especificada en el Informe de Términos y Condiciones correspondiente fuera la Tasa para Plazos Fijos (*CD Rate*), la Tasa para Títulos Valores a Corto Plazo (*Commercial Paper Rate*), la Tasa de los Fondos Federales de los Estados Unidos (*Federal Funds Rate*), la LIBOR o la Tasa Prime, o por la cantidad real de días del año, si la Tasa Base respecto de la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro. Todos los porcentajes utilizados en o resultantes de cualquier cálculo de la tasa de interés respecto de la Obligación Negociable a Tasa Flotante serán redondeados, si fuera necesario, a un cienmilésimo de un punto de porcentaje, con cinco millonésimos de un punto de porcentaje hacia arriba, y todos los montos en Dólares utilizados en o resultantes de

tal cálculo respecto de una Obligación Negociable a Tasa Flotante se redondearán con una aproximación de un centavo, con medio centavo hacia arriba.

Otras Obligaciones Negociables que devengan interés y Obligaciones Negociables con Descuento de Emisión Original. La tasa de interés, si la hubiera, o el método para determinar el interés pagadero, si lo hubiera, con respecto a cualquier Obligación Negociable que no sea una Obligación Negociable a Tasa Fija u Obligación Negociable a Tasa Flotante será especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Rescate y recompra

Rescate al vencimiento. En el caso de que las Obligaciones Negociables no sean previamente rescatadas, compradas o canceladas, las Obligaciones Negociables serán rescatadas al valor de su capital (o cualquier otra suma de rescate determinada en el Informe de Términos y Condiciones de cada Clase) a la fecha o fechas determinadas en el Informe de Términos y Condiciones correspondiente o, en el caso de Obligaciones Negociables a Tasa Flotante, a la Fecha de Pago de Interés del mes en cual se produce el rescate especificado.

Recompra y cancelación. Las Emisoras y cualquiera de sus respectivas Sociedades Relacionadas (como se las define más adelante) podrán en cualquier momento y oportunamente comprar cualquier Obligación Negociable en el mercado abierto o a cualquier otro precio con la condición de que (i) en el caso de una Obligación Negociable al Portador Cartular se compre junto con todos los Cupones no vencidos relativos a las mismas, y que (ii) en el caso de una Obligación Negociable Nominativa, las Emisoras o sus respectivas Sociedades Relacionadas, según sea el caso, hayan cumplido con los requisitos del presente párrafo. Cualquier Obligación Negociable así comprada por las Emisoras o cualquiera de las Sociedades Relacionadas podrá ser reemitida o revendida o, a opción de las Emisoras o de las Sociedades Relacionadas, según sea el caso, podrá ser entregada al Fiduciario para su cancelación. Las Obligaciones Negociables así adquiridas, mientras estén en posesión de o a nombre de las Emisoras o de sus Sociedades Relacionadas, no darán derecho de voto al Tenedor en ninguna asamblea de Obligacionistas y no se las considerará En Circulación con el fin de calcular los quórum en las asambleas de Obligacionistas. Las Emisoras no adquirirán participación alguna, y harán todo lo posible para que sus Sociedades Relacionadas no lo hagan en ninguna Obligación Negociable, salvo que se notifique la compra al Fiduciario. El Fiduciario y todos los Obligacionistas tendrán derecho a confiar sin mayor investigación en cualquiera de las notificaciones (o ausencia de las mismas).

Rescate por razones impositivas; Sumas Adicionales. Todo pago por las Emisoras con respecto a las Obligaciones Negociables se efectuará sin retención o deducción a cuenta de ningún impuesto, derecho, tasa, u otras cargas gubernamentales, presente o futuro, de cualquier naturaleza impuesto, exigido o establecido en el futuro por la Argentina o en su representación, o de cualquier autoridad o subdivisión política de la misma que tengan autoridad para gravar, salvo que las Emisoras se vean legalmente obligadas a deducir o retener tales impuestos, derechos, tasas u otras cargas gubernamentales.

En tal caso, las Emisoras pagarán a cada Obligacionista las sumas adicionales ("Sumas Adicionales") que sean necesarias para asegurar que los montos netos efectivamente recibidos por tales Obligacionistas después de realizadas dichas retenciones o deducciones sean iguales a los respectivos montos de capital e intereses que hubieran sido pagaderos respecto de las Obligaciones Negociables en ausencia de dichas retenciones o deducciones, no obstante, ninguna de dichas Sumas Adicionales será pagadera respecto de cualquier Obligación Negociable o Cupón (i) presentado para su pago más de 30 días después de la última de las siguientes fechas: (A) la fecha en la cual dicho pago venciera por primera vez y (B) si el monto total pagadero no hubiera sido recibido por el Fiduciario a más tardar en dicha fecha de vencimiento, o en la misma fecha en la cual habiéndose recibido el monto total, se haya dado notificación al respecto a los Tenedores por parte del Fiduciario, salvo en la medida en que el Tenedor hubiera tenido derecho a dichas Sumas Adicionales al presentar dicha Obligación Negociable o Cupón para el pago, el último día de dicho período de 30 días; (ii) mantenido por o en representación de un Obligacionista que en razón de tener alguna conexión con la Argentina (o cualquier subdivisión política o autoridad de la misma) que no sea la mera tenencia de tal Obligación Negociable o Cupón o la recepción de capital o interés respecto de éstas, deba abonar el impuesto a las ganancias, o que esté obligado al pago de impuestos, derechos, tasas o cargas gubernamentales en relación a dicha Obligación Negociable o Cupón; (iii) en el caso de Obligaciones Negociables Nominativas en la medida en que los impuestos, derechos, tasas u otras cargas gubernamentales no hubieran sido impuestos, de no haber sido por la omisión por parte del Obligacionista de cumplir, ante la solicitud de las Emisoras

realizada en forma razonable, con algún requisito de certificación, identificación u otro requisito de información relativo a nacionalidad, residencia, identidad o relación con la Argentina, que sea exigido o impuesto por las leyes como condición previa para la exención de la totalidad o de parte de dichos impuestos, tasas o cargas gubernamentales; o (iv) cualquier combinación de (i), (ii) y (iii).

Las Emisoras pagarán todo impuesto de sellos, tasa judicial o documentaria o todo otro impuesto interno o impuesto a la propiedad (excepto lo que se dispone en la sección *"Impuestos"* o lo que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente), cargas o gravámenes similares presentes o futuros establecidos en la Argentina (o cualquier autoridad impositiva o subdivisión política de la misma), o en cualquier otra jurisdicción que surjan como resultado de la creación, emisión, suscripción, entrega, registro u oferta inicial de las Obligaciones Negociables o de un Cupón o de cualquier otro documento o instrumento mencionado en las Obligaciones Negociables o de la ejecución de las Obligaciones Negociables al producirse un Caso de Incumplimiento (según se lo define en el presente).

Las Obligaciones Negociables podrán rescatarse, a opción de las Emisoras, en forma total, pero no parcial, en cualquier momento, previa notificación de no más de 60 días corridos ni menos de 30 días corridos a los Obligacionistas (notificación que será irrevocable y que se efectuará en la manera que se describe en la sección *"Notificaciones"*), a un precio de rescate igual al 100 % del monto del capital de las mismas, junto con el interés devengado a la fecha fijada para el rescate y las Sumas Adicionales, si las hubiera, a la fecha de rescate si (i) las Emisoras determinasen y certificasen al Fiduciario que como resultado de cualquier cambio o modificación a las leyes (o normas o regulaciones promulgadas en virtud de las mismas) de la Argentina o de cualquier subdivisión política o autoridad impositiva de o para la misma que afectara los impuestos en la forma que fuera, o de cualquier cambio de la posición oficial o interpretación relativa a la aplicación de dichas leyes, normas y regulaciones (incluyendo, entre otras, la sostenida por un tribunal competente), y dicho cambio, enmienda, aplicación o interpretación entrara en vigencia en o con posterioridad a la fecha de emisión de las Obligaciones Negociables, las Emisoras han pagado o se vieran obligadas a pagar Sumas Adicionales respecto de dichas Obligaciones Negociables en virtud de los Términos de las mismas y (ii) dicha obligación no pudiera ser evitada por las Emisoras tomando las medidas razonables de que dispongan. La fecha estipulada para dicho rescate no podrá ser anterior a la última fecha posible en la cual las Emisoras podrían realizar dicho pago sin que les fuera requerido realizar dicha retención o deducción o abonar dichas Sumas Adicionales, siempre que, sin embargo, la frase "en forma total pero no parcial" se referirá a todas las Obligaciones Negociables de una Clase respecto de la cual las Emisoras se encuentran obligadas a pagar Sumas Adicionales, y no requerirá que las Emisoras rescaten cualquier otra Obligación Negociable de una Clase respecto de la cual tal obligación no se aplica. Con anterioridad a la publicación de cualquier notificación de rescate de las Obligaciones Negociables en virtud de lo antedicho, las Emisoras entregarán al Fiduciario un certificado firmado por un Representante Autorizado de las Emisoras (según se lo define en el Contrato de Fideicomiso) debidamente designado por el Directorio de cada una de ellas, acreditando que tal Emisora no puede evitar, mediante las medidas razonables disponibles, su obligación de pagar Sumas Adicionales. Tal Emisora entregará, asimismo, un dictamen de un auditor independiente o asesor legal (de reconocido prestigio) que sea aceptable para el Fiduciario expresando que la misma estaría obligada a pagar Sumas Adicionales debido a cambios en las leyes impositivas. El Fiduciario aceptará el certificado y el dictamen como prueba suficiente del cumplimiento de las condiciones precedentes previstas en las cláusulas (i) y (ii) antes mencionadas, en cuyo caso el mismo será definitivo y vinculante para los Tenedores de Obligaciones Negociables y de Cupones.

Si a las Emisoras les fuere requerido el pago o de otra forma el reembolso de sumas exigidas en virtud de la Ley N° 23.966 sobre el impuesto a los bienes personales en la Argentina o sus modificatorias o impuesto creado en su lugar con respecto a cualquier Obligacionista, las Emisoras tendrán el derecho de rescatar, en forma total pero no parcial, las Obligaciones Negociables de conformidad con el párrafo precedente y el Contrato de Fideicomiso.

Rescate a opción de las Emisoras. Si así lo estableciera el Informe de Términos y Condiciones correspondiente, las Emisoras pueden (salvo estipulación en contrario del Informe de Términos y Condiciones) notificando a los Tenedores de Obligaciones Negociables con una anticipación no mayor de 60 (sesenta) días ni menor a 30 (treinta) días según la sección *"Notificaciones"* más adelante, (notificación que será irrevocable) y al Fiduciario y a la CNV, rescatar la totalidad o una parte de las Obligaciones Negociables en circulación a esa fecha (la(s) "Fecha(s) de Rescate Opcional") y por las sumas (las "Sumas de Rescate Opcional") especificadas o determinadas de la forma establecida en el Informe de Términos y Condiciones correspondiente junto con el interés devengado (si lo hubiera) a la fecha fijada para el rescate (fecha que, en el caso de Obligaciones Negociables a Tasa Flotante, debe ser una Fecha de Pago de Interés). En el caso de que se rescate sólo algunas de las Obligaciones Negociables de una Clase,

los términos de dicho rescate serán establecidos en el Informe de Términos y Condiciones correspondiente, estipulándose, sin embargo, que a menos que se especifique lo contrario, en el caso de un rescate parcial de Obligaciones Negociables Cartulares de dicha Clase, dichas Obligaciones Negociables serán seleccionadas individualmente al azar o de cualquier otra manera que el Fiduciario considere justa y equitativa para los Obligacionistas no más de 60 días antes de la fecha de rescate fijada y se notificará (conforme con la sección "*Notificaciones*") una lista de las Obligaciones Negociables que se van a rescatar con no menos de 30 días de anterioridad a esa fecha. En el caso de un rescate parcial de Obligaciones Negociables representadas por una Obligación Negociable Global, las Obligaciones Negociables serán seleccionadas de conformidad con las reglas del Depositario correspondiente y sus Participantes, según sea el caso.

Rescate de Obligaciones Negociables con Descuento de Emisión Original. A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, en el caso de rescate anterior al vencimiento de una Obligación Negociable con Descuento de Emisión Original, la suma exigible al vencimiento (la "Suma Amortizada") será equivalente a la suma (i) del Precio de Referencia o, si este no fuera especificado en el Informe de Términos y Condiciones correspondiente, el primer precio al que se vendió al público una cantidad substancial de Obligaciones Negociables, excluyendo a los suscriptores, colocadores, o mayoristas (el "Precio de Emisión"), de dicha Obligación Negociable y (ii) el producto de lo devengado (el "Rendimiento al Vencimiento") según lo especificado en el Informe de Términos y Condiciones (compuesto anualmente) y el Precio de Referencia o, si éste no fuera especificado en el Informe de Términos y Condiciones correspondiente, el Precio de Emisión desde la fecha de emisión (inclusive) hasta el día antes de la Fecha de Rescate Opcional (o, en el caso de un rescate por razones impositivas, la fecha fijada para el rescate) y calculado de acuerdo con los principios generalmente aceptados en los Estados Unidos en lo que se refiere a la computación de la renta de títulos, pero en ningún caso la Suma Amortizada excederá el capital de las Obligaciones Negociables debido al vencimiento. Todo monto de capital en circulación de dicha Obligación Negociable impago al vencimiento devengará interés desde la fecha de vencimiento a una tasa anual igual al Rendimiento al Vencimiento especificado en el Informe de Términos y Condiciones correspondiente. Dicho interés se seguirá devengando (antes y después de la sentencia, en la medida en que lo permita la legislación aplicable) hasta el día en que todas las sumas debidas con respecto a dicha Obligación Negociable hayan sido pagadas o debidamente entregadas.

Repago a opción de los Obligacionistas

Salvo indicación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables no podrán rescatarse a opción de los Obligacionistas o, en caso de una Obligación Negociable Global, los titulares de una participación en la misma, antes del vencimiento. Si así lo especificara el Informe de Términos y Condiciones correspondiente, una Obligación Negociable será rescatable a opción del Obligacionista en la fecha o fechas especificadas antes de su fecha de vencimiento y, salvo especificación en contrario en el Informe de Términos y Condiciones, a un precio igual al 100 % del capital respectivo, junto con el interés devengado a la fecha de repago. Los titulares de una participación en una Obligación Negociable Global podrán ejercer su opción, en caso de existir, a través de un Tenedor de una Obligación Negociable Global.

Salvo estipulación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables sujetas al repago anticipado opcional, serán repagaderas en todo o en parte en incrementos de U$S 1.000 (o, si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar estadounidense, en incrementos de 1.000 unidades de dicha Moneda Especificada) (con la condición de que cualquier monto de capital remanente de la misma no será inferior a la denominación mínima autorizada de la misma) a opción del Tenedor de la misma, a un precio igual al 100 % del monto de capital a ser repagado, junto con el interés (incluyendo Sumas Adicionales) de la misma pagadero hasta la fecha de repago. Las Obligaciones Negociables presentadas para su repago anticipado en todo o en parte a opción del Tenedor, deberán ser recibidas en la *Corporate Trust Office* del Fiduciario, en el Condado de Manhattan, Ciudad de Nueva York, con por lo menos 15 días calendario pero no más de 30 días calendario de anterioridad a la Fecha de Repago Opcional estipulada en los Términos conjuntamente con el formulario denominado "Opción para la Elección de Repago" debidamente completado o un telegrama, transmisión por facsímil o una carta del Depositario o Depositario común de la Obligación Negociable, consignando el nombre del titular de la participación en la Obligación Negociable, el monto de capital de la Obligación Negociable, el monto de capital de la Obligación Negociable que deberá repagarse, el número del certificado (si fuera aplicable) o descripción del tenor y de los términos de la Obligación Negociable, una declaración de que con ello se está ejerciendo la opción de elección de repago y una garantía de que la Obligación Negociable a ser repagada, junto con la "Opción para Elección de Repago" debidamente completada,

serán recibidos por el Fiduciario antes del quinto Día Hábil posterior a la fecha de dicho telegrama, telex, transmisión facsimilar o carta; no obstante, el telegrama, transmisión por fax o carta sólo será efectiva si tal Obligación Negociable y el formulario debidamente completado fueran recibidos por el Fiduciario dentro del quinto Día Hábil mencionado. Salvo que el Informe de Términos y Condiciones correspondiente especifique lo contrario, el ejercicio de la opción de repago por el Tenedor de la Obligación Negociable será irrevocable.

El Depositario o su designatario será el Tenedor de cualquier Obligación Negociable Global y por lo tanto será la única entidad que podrá ejercer un derecho de repago. A fin de asegurar que el Depositario o quien éste designe ejercerá oportunamente un derecho de repago con respecto a una Obligación Negociable en particular, los titulares en calidad de beneficiarios de la Obligación Negociable deberán instruir al Participante Directo o Indirecto con el Depositario a través del cual mantiene una participación en la Obligación Negociable que notifique al Depositario su deseo de ejercer un derecho de repago. Las distintas firmas tienen diferentes fechas límite para la aceptación de instrucciones de sus clientes y, consecuentemente, cada titular en calidad de beneficiario deberá consultar al agente u otro Participante Directo o Indirecto a través del cual mantiene una participación en una Obligación Negociable a fin de determinar la fecha límite dentro de la cual debe darse tal instrucción para notificar oportunamente al Depositario.

Ciertos compromisos de las Emisoras

A continuación se transcriben ciertos compromisos de las Emisoras que se encuentran incluidos en el Contrato de Fideicomiso.

(a) Restricciones a la Constitución de Gravámenes.

Ninguna de las Emisoras constituirá, ni permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de Gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar Deudas de cualquier otra Persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

(i) Gravámenes existentes en la Fecha de Emisión de las Obligaciones Negociables;

(ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que, se hagan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con los principios de contabilidad generalmente aceptados en la Argentina;

(iii) Gravámenes en todo o en parte de cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos que garanticen Deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos incurridos concurrentemente en o dentro de 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o Gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

(iv) Gravámenes que surjan en el curso normal de las actividades que no garantizan Deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por los procedimientos adecuados; cuyos procedimientos tendrán el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho Gravamen; o (C) garanticen una obligación inferior a U$S 1.000.000;

(v) cualquier embargo o Gravamen judicial, a menos que el juicio que garantice, (A) durante los 60 días posteriores al inicio del mismo, no haya sido descargado o su ejecución esté suspendida pendiente de apelación, (B) no haya sido descargado durante los 60 días posteriores al vencimiento de suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

(vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y cumplimiento y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

(vii) cualquier Gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa a las habilidades de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

(viii) Gravámenes distintos a los descriptos en las cláusulas antes mencionadas (i) hasta (vii) contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas Controladas garantizando Deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

(ix) cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier Gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha o extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los Gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la Deuda garantizada por el Gravamen no se vea aumentado.

(b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada.

Ninguna de las Emisoras permitirá, en ningún momento, que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1 a 1.

(c) Restricciones a los Convenios de *Leasing* con Modalidad *Sale and Lease-Back*.

Las Emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con Modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; (ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y de una Sociedad Controlada, o entre Sociedades Controladas; (iii) las Emisoras o cualquier Sociedad Controlada podrán incurrir en Deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con Modalidad Sale and Lease-Back sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables, conforme a las restricciones sobre gravámenes indicadas en "*Restricciones a la constitución de gravámenes*", precedentemente; (iv) el producido de dicho convenio es al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras) y las Emisoras destinan un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de) (A) la redención (fuera de la redención obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada) que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o (v) dicho convenio se celebra dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

(d) Fusión, absorción o venta de activos.

Ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, ~~entregará~~ en *leasing*, transferirá o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha: (i) tal Emisora es la Persona Sucesora y (ii) cualquier Obligacionista que elige ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, es garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, (i) no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convertiría en un Caso de Incumplimiento, (ii) la Persona Sucesora es una sociedad que asumirá en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora habrá entregado al Fiduciario un certificado de funcionario y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento

de cualesquiera tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la Persona Sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidad como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Algunas definiciones

A continuación se transcriben ciertos términos definidos tal como se utilizan en el Contrato de Fideicomiso. Deberá remitirse al Contrato de Fideicomiso para obtener el significado de otros términos utilizados en el presente en mayúsculas cuya definición no se encuentre incluida en esta sección.

"Sociedad Relacionada" de cualquier Persona específica significa toda otra Persona que directa o indirectamente controla, es controlada o se encuentra bajo un control común con dicha Persona específica. A los fines de la presente definición, "control", cuando se lo utilice en relación con cualquier Persona específica, significa la capacidad de dirigir, directa o indirectamente, la administración y las políticas de dicha Persona, ya sea a través de la propiedad de las acciones con derecho a voto, por contrato o de otro modo y los términos "controlante" y "controlada" tendrán un significado correlativo con lo que antecede.

"PCGA de la Argentina" significa las Normas Contables Profesionales aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

"Deuda Atribuible" significa, en relación a cualquier alquiler en particular en virtud del cual una Persona es en ese momento responsable y en cualquier fecha en la cual el monto de la misma deba determinarse, el monto neto total de alquiler que se requiera que sea pagado por dicha Persona en virtud de dicho alquiler durante el término primario remanente (o cualquier término de renovación por el cual el alquiler pueda extenderse a opción del locador), descontado a una tasa de interés establecida o implícita en los términos de dicho *leasing* (o, si no fuese posible determinar dicha tasa, la tasa de interés promedio estimada anual de las Obligaciones Negociables en ese momento en circulación) compuesta semestralmente. El monto neto de alquiler que se requiera que sea pagado en virtud de dicho alquiler de cualquiera de dichos períodos será la suma total pagadera por el locatario con respecto a dicho período después de excluir las sumas que se deban pagar a cuenta del seguro, impuestos, gravámenes, gastos, costos operativos y laborales y gastos similares. En el caso de un alquiler que sea terminable por el locatario contra el pago de una multa, dicha suma neta incluirá también la suma de la multa, pero ninguna renta se considerará como requerida para ser pagada bajo dicho alquiler subsiguiente a la primera fecha contra la cual se podrá terminar.

"Día Hábil" significa cualquier día excepto sábado, domingo o cualquier otro día en que los bancos comerciales, estén autorizados o se les exija por ley o regulación a permanecer cerrados en (i) la Ciudad de Nueva York, (ii) la ciudad donde esté ubicado el agente de pago o el agente de transferencia respectivo, (iii) el Centro Financiero Principal, con respecto a cualquier Obligación Negociable denominada en la Moneda Especificada o (iv) Londres, con respecto a las Obligaciones Negociables cuyo interés pagadero se determina por referencia a la Tasa LIBOR. "Centro Financiero Principal" significa la ciudad capital del país de la Moneda Especificada, excepto que con relación a los Euros, Centro Financiero Principal significa las Ciudades de Frankfurt o Bruselas.

"Deuda Consolidada" de cualquier Persona significa en relación a cualquier fecha de determinación la deuda total de dicha Persona y sus Controladas Consolidadas como se mostrará en un estado de situación patrimonial consolidado de dicha Persona y sus Controladas Consolidadas preparado en dicha fecha de acuerdo con los PCGA de la Argentina.

"Sociedad Controlada Consolidada" de cualquier Persona significa una Sociedad Controlada que por motivos de información financiera es o debería ser contabilizada por dicha Persona, de acuerdo con los PCGA de la Argentina, como una sociedad controlada consolidada.

"Obligaciones Eventuales" significa respecto de cualquier Persona, cualquier obligación de dicha Persona garantizando cualquier Deuda, *leasings*, dividendos u otra obligación (una "obligación primaria") de cualquier otra Persona de cualquier manera, sean directas o indirectas, incluyendo, sin limitaciones, cualquier obligación de dicha

Persona sea o no eventual (i) de comprar cualquiera de tales obligaciones primarias o cualquier propiedad que constituya directa o indirectamente garantía de las mismas, (ii) de anticipar o proveer fondos (a) para la compra o pago de cualquiera de tales obligaciones primarias o (b) para mantener capital de trabajo o capital propio del obligado principal o para mantener el patrimonio o solvencia del obligado principal, (iii) para comprar propiedades, valores y servicios principalmente para asegurar al propietario de cualquiera de tales obligaciones primarias la capacidad del obligado principal de efectuar el pago de dicha obligación primaria o (iv) por el contrario para asegurar o mantener indemne al propietario de cualquiera de tales obligaciones primarias respecto de las pérdidas relativas a las mismas. La suma de cualquier Obligación Eventual se considerará que es una suma igual a la suma consignada o determinable de la obligación primaria respecto de la cual dicha Obligación Eventual es incurrida o, de no estar consignada, o no ser determinable, la responsabilidad máxima razonable prevista respecto de la misma que de buena fe determine el obligado eventual.

"Incumplimiento" significa cualquier evento que constituye, o en virtud de su notificación o transcurso del tiempo o ambos constituiría, un Caso de Incumplimiento (según se define en el presente).

"Deuda" significa, respecto de cualquier Persona en cualquier fecha, sin acumulación, (i) todas las obligaciones de dicha Persona por dinero prestado, (ii) todas las obligaciones de dicha Persona evidenciadas por bonos, debentures, Obligaciones Negociables u otros instrumentos similares, (iii) todas las obligaciones de dicha Persona por el pago de compra diferido de bienes o servicios, excepto cuentas comerciales pagaderas y obligaciones no monetarias, en cada caso, que surjan en el curso ordinario de la gestión comercial, (iv) todas las obligaciones de dichas Personas como locatario que sea capitalizada de acuerdo con los PCGA de la Argentina, (v) toda Deuda de terceros asegurada por cualquier gravamen sobre cualquier bien de dicha Persona, sea o no dicha Deuda asumida por dicha Persona y (vi) toda Obligación Eventual de dicha Persona.

"Fecha de Emisión" de toda Obligación Negociable o porción de la misma significa la primera de las siguientes fechas, (a) la fecha de dicha Obligación Negociable o (ii) la fecha de cualquier Obligación Negociable (o porción de la misma) por la cual se emitiera originariamente dicha Obligación Negociable (en forma directa o indirecta) al registrarse una transferencia, canje o substitución.

"Gravamen" significa cualquier hipoteca, gravamen, prenda, cargo o cualquier derecho real de garantía o gravamen de cualquier clase incluyendo cualquier derecho en virtud de cualquier venta condicional, *leasing* u otro acuerdo de retención de título de propiedad.

"Patrimonio Neto" de cualquier Persona, significa el patrimonio neto de dicha Persona, tal como surge de los estados contables publicados regularmente más recientes de la misma, de acuerdo con los PCGA de la Argentina.

"Persona" significa todo individuo, sociedad, asociación, fideicomiso *(trust)* o cualquier otro organismo o entidad, incluyendo una subdivisión política o gubernamental, o una entidad o agencia de los mismos.

"Convenio de *Leasing* con Modalidad *Sale and Lease-Back*" significa cualquier convenio con cualquier Persona por el cual una o ambas Emisoras o alguna de sus Sociedades Controladas toma en locación cualquier bien de cualquier naturaleza el cual ha sido o será vendido o transferido a dicha Persona por cualquier Emisora o ambas o por dicha Sociedad Controlada.

"Sociedad Controlada" significa cualquier compañía de la cual acciones en circulación con derecho a voto, que tengan facultad para elegir una mayoría del Directorio de dicha compañía, estén en ese momento directa o indirectamente en propiedad de una o ambas Emisoras o de una o más de otras Sociedades Controladas, o de propiedad de cualquiera o de ambas Emisoras y de una o más de otras Sociedades Controladas.

"Persona Sucesora" significa respecto de cualquiera de ambas Emisoras, la Persona en la cual dicha Emisora se fusiona o a la cual dicha Emisora vende, transfiere o de otra manera dispone de todos o sustancialmente todos sus activos o la Persona resultante de dicha consolidación envolviendo a dicha Emisora.

"PCGA de los Estados Unidos" significa las normas contables profesionales de los Estados Unidos aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

Casos de incumplimiento

Si hubieran ocurrido y continuaran existiendo uno o más de los siguientes supuestos ("Casos de Incumplimiento") (cualquiera fuera la causa de dicho Caso de Incumplimiento y fuera voluntario o involuntario o afectado por aplicación de la ley o en virtud de cualquier sentencia, decreto u ordenanza de cualquier tribunal o por cualquier ordenanza, norma o reglamentación de cualquier organismo administrativo o gubernamental):

(a) incumplimiento por una o ambas Emisoras de la obligación de pagar la totalidad o cualquier cuota del capital (incluyendo Sumas Adicionales) de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles; ya sea al vencimiento, por declaración o de otro modo; o

(b) incumplimiento por una o ambas Emisoras de la obligación de pagar cualquier interés (incluyendo Sumas Adicionales) respecto de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles, y continuara dicho incumplimiento durante cinco Días Hábiles; o

(c) incumplimiento por cualquiera de las Emisoras de la debida observancia o cumplimiento de cualquiera de las obligaciones previstas en las Obligaciones Negociables (con excepción de las mencionadas en (a) y (b) precedentes), o en el Contrato de Fideicomiso, durante un período de cuarenta y cinco 45 días después de que cualquier Tenedor de Obligaciones Negociables de esa Clase haya dado notificación por escrito al respecto, a cada una de las Emisoras con copia al Fiduciario; o

(d) cualquier hecho o situación (i) que produjera la aceleración del vencimiento de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas o (ii) que permita o que, por el transcurso del tiempo o la notificación, o ambas circunstancias, permitiera al tenedor de dicha Deuda o a cualquier Persona actuando en nombre de dicho tenedor, acelerar el vencimiento de las mismas; o

(e) el incumplimiento por cualquiera o ambas Emisoras respecto del pago de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, en tanto y en cuanto el mismo venciera y fuera pagadero y dicho incumplimiento persistiera más allá del período de gracia, si lo hubiera, originalmente aplicable al mismo; o

(f) cualquier hecho o situación que provocase la revocación por el Gobierno de la Licencia exclusiva otorgada a cualquiera o ambas Emisoras, en virtud del Decreto 2.255/92 para la explotación del servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas salvo que dicha revocación no interfiera en la facultad que posean ambas Emisoras para operar conforme a los términos y condiciones de dicha licencia exclusiva permitiéndoles proveer exclusivamente el servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas; o

(g) se hubiera dictado en contra de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas sentencias definitivos, decretos u ordenanzas por un tribunal competente cuya sentencia no fuera o no pudiera ser apelada, para el pago de dinero, de manera individual o por una suma total, superior a U$S 6.000.000 (o su equivalente en otras monedas) y hubieran transcurrido 60 días desde la fecha de dichas sentencias definitivas, decretos u ordenanzas sin que la misma hubiera sido cumplida, descargada o se hubiera suspendido su ejecución; o

(h) cualquiera o ambas Emisoras o cualquiera de sus respectivas Controladas (i) solicitara o aceptara la designación de un administrador, fiduciario, liquidador, u otro similar para los bienes de dicha Emisora o Controlada, (ii) fuera incapaz o admitiera por escrito la incapacidad de dicha Emisora o Controlada de pagar sus deudas al vencimiento, (iii) efectuara una cesión general en beneficio de los acreedores de dicha Emisora o Controlada; (iv) fuera declarada su insolvencia o quiebra; (v) presentara una solicitud voluntaria de quiebra o una petición o una contestación con el fin de lograr una reorganización o un acuerdo con los acreedores o un concurso preventivo de acreedores o con el fin de hacer uso de cualquier ley de insolvencia aplicable, (vi) presentara cualquier contestación admitiendo la pretensión esencial de una demanda presentada contra dicha Emisora o Controlada en cualquier proceso de quiebra, reorganización o insolvencia; o (vii) tomara cualquier medida societaria a fin de dar efecto a cualquiera de las situaciones antedichas o a equivalentes de las mismas según el derecho argentino; o

(i) sin su solicitud, aprobación o consentimiento, se instituyeran en cualquier tribunal competente procedimientos fundamentales tendientes al logro, respecto de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Controladas, de la declaración de quiebra, reorganización, disolución, liquidación, concordato o acuerdo con los acreedores, reajuste de la deuda, designación de un administrador, liquidador o funcionario similar de dicha Emisora o Controlada o de todo o cualquier parte sustancial de los activos de la misma o cualquier otro recurso similar respecto de dicha Emisora o Controlada en virtud de cualquier ley aplicable de quiebra o insolvencia; y ya sea que (i) dicho procedimiento no fuera activamente impugnado de buena fe por dicha Emisora o Sociedad Controlada, o (ii) cualquier ordenanza, sentencia o decreto fuera celebrado por cualquier tribunal competente para ejecutar lo antedicho, cuya orden, juicio o decreto permaneciera efectiva y vigente por un período de 60 días; o

(j) fuera o se volviera ilegal, o continuara siéndolo por un período de al menos 60 días, por cualquier razón para cualquiera o ambas Emisoras llevar a cabo o cumplir cualquiera de sus obligaciones significativas en virtud de las Obligaciones Negociables o del Contrato de Fideicomiso; o

(k) cualquiera o ambas Emisoras celebraran cualquier fusión o fusión por absorción, o vendieran, transfirieran o transmitieran o dispusieran de otro modo de la totalidad o substancialmente de la totalidad de sus activos ya sea mediante una transacción o una serie de transacciones, con excepción de lo permitido en "Descripción de las Obligaciones Negociables - Fusión, consolidación o venta de activos"; o

(l) se dictara o aceptara una moratoria general respecto del pago o cumplimiento de las obligaciones de cualquiera de las Emisoras o de cualquiera de sus respectivas Controladas o cualquier autoridad u organismo gubernamental condenara, embargará, o expropiará los activos de cualquier Emisora o de cualquiera de sus respectivas Controladas;

entonces los Tenedores de Obligaciones Negociables de no menos del 25 % del capital total de las Obligaciones Negociables de esa Clase En Circulación excepto en el caso de un Caso de Incumplimiento descripto en la cláusula (d)(ii) arriba, en cuyo caso, los Tenedores de Obligaciones Negociables de esa Clase de no menos del 66 % del capital total de las Obligaciones Negociables de dicha Clase en circulación, podrán, mediante notificación escrita a las Emisoras y al Fiduciario, declarar que todas las Obligaciones Negociables de esa Clase en circulación en ese momento son exigibles y pagaderas a menos que dicho Caso de Incumplimiento hubiera sido remediado con anterioridad a la recepción de dicho aviso por el Fiduciario. Con tal declaración de aceleración del vencimiento, el capital de las Obligaciones Negociables de dicha Clase y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables de la Clase se tornará inmediatamente exigible y pagadero. Si después de dicha declaración fuera subsanado el Caso o Casos de Incumplimiento que hubieran dado lugar a dicha declaración, la misma podrá ser rescindida por los Tenedores de las Obligaciones Negociables de dicha Clase de la manera prevista en el Contrato de Fideicomiso.

Luego de una declaración de aceleración, los Tenedores de Obligaciones Negociables de la mayoría del capital total de las Obligaciones Negociables de dicha Clase en circulación en ese momento podrán, mediante notificación al Fiduciario, rescindir tal declaración de aceleración y sus consecuencias si todos los Casos de Incumplimiento existentes, que no sean la falta de pago de capital y del interés devengado e impago de las Obligaciones Negociables de esa Clase que resulta exigible sólo como resultado de tal aceleración, han sido subsanados y si la rescisión de la aceleración no estuviera en conflicto con ninguna sentencia o resolución. Los Tenedores de la mayoría del capital total de las Obligaciones Negociables en circulación (o de aquella porción menor que participe en las asambleas según se especifica más adelante en la sección "*Modificaciones y enmiendas*") tienen también derecho a renunciar incumplimientos pasados de conformidad con el Contrato de Fideicomiso, con excepción de la falta de pago de capital y cualquier interés de una Obligación Negociable en circulación o con respecto a un compromiso o disposición que no puede ser modificada o enmendada sin el consentimiento de todos los Obligacionistas.

Durante la existencia de un Caso de Incumplimiento, el Fiduciario deberá ejercitar los derechos y poderes que le han sido conferidos en virtud del Contrato de Fideicomiso aplicando el mismo grado de diligencia e idoneidad que una persona prudente utilizaría en circunstancias similares en la conducción de sus propios negocios. Sujeto a ciertas disposiciones referentes a los derechos del Fiduciario, los Tenedores de Obligaciones Negociables de la mayoría del capital de las Obligaciones Negociables en circulación de tal Clase tendrán derecho de disponer el tiempo, método y lugar para la conducción de cualquier procedimiento en relación con cualquier recurso disponible por el Fiduciario, o para ejercitar cualquier mandato o poder conferido al mismo.

El Contrato de Fideicomiso prevé que el Fiduciario, dentro de los 90 días posteriores a la toma de conocimiento por parte de un Funcionario Responsable (según se define en el Contrato de Fideicomiso) del Fiduciario del acaecimiento de cualquier incumplimiento con respecto a las Obligaciones Negociables de cualquier Clase, notificará a los Obligacionistas de dicha Clase tal incumplimiento de su conocimiento, a menos que el incumplimiento haya sido subsanado antes de cursar dicha notificación; siempre que, excepto en el caso de un incumplimiento en el pago de capital o interés de cualquier de las Obligaciones Negociables, el Fiduciario quedará protegido reteniendo tal notificación si el directorio, la comisión ejecutiva o el cuerpo gobernante de directores y fiduciarios y/o Funcionarios Responsables del Fiduciario determinan de buena fe que la retención de tal notificación redunda en beneficio de los mencionados Obligacionistas.

Las Emisoras deberán remitir al Fiduciario anualmente un reporte respecto del cumplimiento de las condiciones y compromisos en virtud del Contrato de Fideicomiso.

Modificaciones y enmiendas

El Contrato de Fideicomiso contiene disposiciones para la convocatoria de asambleas de Obligacionistas a fin de considerar asuntos que afecten sus intereses. La asamblea de Obligacionistas podrá ser convocada por el Fiduciario o el Directorio o la Comisión Fiscalizadora de cada Emisora para modificar, enmendar u obtener una renuncia a cualquier disposición del Contrato de Fideicomiso o de las Obligaciones Negociables de todas y cada una de las Clases, así como también para considerar cualquier otro asunto que sea de interés para los Tenedores de las Obligaciones Negociables. A solicitud por escrito de los Obligacionistas que representen por lo menos un 5 % del capital total de una Clase de Obligaciones Negociables En Circulación en ese momento, el Fiduciario debe, convocar tal asamblea para su celebración dentro de los 40 días posteriores a la recepción de la solicitud.

El Contrato de Fideicomiso o las Obligaciones Negociables de todas las Clase o de cualquiera de ellas podrán ser modificados por el Fiduciario y por cada Emisora, entre otras cosas, con el fin de aclarar cualquier ambigüedad, o de subsanar, corregir o complementar cualquier disposición viciada o incongruente contenida en el mismo, o de cualquier manera necesaria o aconsejable y que no afecte adversamente y de manera substancial los intereses de los Obligacionistas, a todo lo cual prestará su consentimiento cada Obligacionista, por su aceptación de las Obligaciones Negociables, o de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales.

Sujeto al párrafo precedente, (i) se podrán efectuar modificaciones y enmiendas al Contrato de Fideicomiso, a las Obligaciones Negociables y a los Cupones, si los hubiera, de todas las Clases, y se podrá dispensar el cumplimiento futuro o el incumplimiento pasado incurrido por las Emisoras bajo cualquiera de las disposiciones de las Obligaciones Negociables y de los Cupones, si los hubiera, de cualquier Clase o del Contrato de Fideicomiso, con el voto afirmativo de Obligacionistas que representen la mayoría del monto del capital total de las Obligaciones Negociables de todas las Clases En Circulación en ese momento presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y en cada caso, siempre que se relacione con el Contrato de Fideicomiso, con el consentimiento del Fiduciario y de los Agentes de Pago cuyo consentimiento no será denegado en forma irrazonable); a condición, sin embargo, de que no se podrá efectuar ninguna modificación, enmienda o dispensa que afecte adversamente una o más Clases de Obligaciones Negociables, en comparación con cualquier otra Clase de Obligaciones Negociables, sin el consentimiento del porcentaje requerido de Obligacionistas de esa Clase adversamente afectada especificado en la siguiente cláusula (ii); y (ii) se podrán efectuar modificaciones y enmiendas a las Obligaciones Negociables de una Clase en particular y, en la medida en que concierna a las Obligaciones Negociables de tal Clase, al Contrato de Fideicomiso, y el futuro cumplimiento o incumplimiento pasado por las Emisoras bajo cualquier disposición de las Obligaciones Negociables de esa Clase o, en la medida en que concierna a las Obligaciones Negociables de esa Clase, se podrá dispensar el Contrato de Fideicomiso, con el voto afirmativo de Tenedores que representen la mayoría del monto total de capital de las Obligaciones Negociables de dicha Clase En Circulación a la fecha presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y el Fiduciario deberá estar de acuerdo con tal modificación o enmienda a menos que ésta afecte los derechos, obligaciones o inmunidades propios del Fiduciario en virtud de las Obligaciones Negociables, el Contrato de Fideicomiso o de alguna otra forma).

Además de la disposición que permite modificar, enmendar o renunciar a cualquiera de las disposiciones del Contrato de Fideicomiso o de las Obligaciones Negociables conforme al voto afirmativo del porcentaje requerido que esté presente en una asamblea, las Emisoras pueden realizar también una modificación, enmienda, o renuncia,

en la medida permitida por la legislación aplicable, con el consentimiento escrito de Tenedores que representen no menos de la mayoría del capital total de todas las Obligaciones Negociables En Circulación o, si así fuera requerido, con el consentimiento escrito de la unanimidad de los Tenedores de todas las Obligaciones Negociables En Circulación.

Sin perjuicio de lo expuesto, se requerirá la aprobación unánime o voto afirmativo unánime de los Obligacionistas de una Clase para adoptar una decisión válida respecto de lo siguiente en relación con dicha Clase: (i) modificar el vencimiento establecido del capital o interés, de cualquier Obligación Negociable o Cupón de dicha Clase; (ii) reducir el capital de o el interés de cualquier Obligación Negociable o Cupón de esa Clase; (iii) modificar la obligación de las Emisoras de pagar Sumas Adicionales, si las hubiera, como se menciona precedentemente bajo la sección "-- *Rescate por razones impositivas; Sumas Adicionales*"; (iv) cambiar la moneda o el lugar de pago del capital o de los intereses de las Obligaciones Negociables o Cupones (incluyendo cualquier Suma Adicional que correspondiera) de dicha Clase; (v) reducir el porcentaje de capital de Obligaciones Negociables En Circulación necesario para modificar o enmendar el Contrato de Fideicomiso, las Obligaciones Negociables o los Cupones, si lo hubiera, o reducir los requisitos de quórum en el porcentaje de Obligaciones Negociables requerido para la iniciación de cualquier acción en una asamblea de Obligacionistas de la Clase correspondiente; (vi) reducir el porcentaje de capital de Obligaciones Negociables En Circulación cuyos Tenedores tengan derecho a convocar una asamblea de Obligacionistas de la Clase; o (vii) impedir el ejercicio del derecho a iniciar cualquier acción para la ejecución de cualquier pago sobre o respecto de cualquier Obligación Negociable o Cupón de dicha Clase.

Las asambleas se celebrarán en Buenos Aires; no obstante, las Emisoras o el Fiduciario pueden determinar (a menos que lo instruyan por escrito, los Tenedores que representen como mínimo la mayoría del capital de una Clase en particular de Obligaciones Negociables En Circulación) la celebración de cualquiera de las asambleas simultáneamente en Buenos Aires, Nueva York y/o en Londres por cualquier medio de telecomunicación que permita que los participantes puedan hablarse y escucharse. Si se celebra una asamblea conforme a la solicitud por escrito de los Tenedores de Obligaciones Negociables, el orden del día será aquel que determinen los Obligacionistas en la solicitud. La notificación a asambleas de Obligacionistas, que establecerá la fecha y hora en que se celebrará y, en términos generales, las acciones que se propondrán, deberá publicarse por cinco días consecutivos en el Boletín Oficial y en un periódico importante de circulación masiva en Buenos Aires (que se estima será La Nación) y tal como se especifique en las Obligaciones Negociables de la Clase correspondiente no menos de 10 días ni más de 30 días anteriores a la fecha fijada para la asamblea, y como lo requiera la legislación argentina aplicable.

Toda asamblea de Obligacionistas puede ser citada en primera y segunda convocatoria, la segunda convocatoria tendrá lugar en caso de que fracase la primera. Tanto la primera como la segunda convocatoria de asambleas de Tenedores de Obligaciones Negociables, podrán realizarse simultáneamente, en cuyo caso, la asamblea en segunda convocatoria se celebrará una hora después de fracasada la primera. El quórum requerido para una asamblea conforme a la primera convocatoria, estará representado por personas que poseen o representan por lo menos el 51 % del capital total de Obligaciones Negociables de la Clase aplicable en ese momento En Circulación. Ningún asunto será tratado en ausencia de quórum, a menos que exista quórum cuando la asamblea sea llamada al orden. En ausencia de quórum dentro de los 30 minutos de la hora fijada para cualquiera de esas asambleas, la asamblea podrá ser aplazada por un período de 1 hora y el quórum requerido para la segunda convocatoria será de las personas que posean o representen al menos el 25 % del capital total de las Obligaciones Negociables de la Clase aplicable en ese momento En Circulación.

El Fiduciario designará, mediante cualquier instrumento por escrito, un presidente para actuar en representación de los Obligacionistas de la asamblea. Si el fiduciario no designara a ninguna persona, entonces, tal como lo requiere la legislación argentina, será designado un miembro de alguna de las comisiones fiscalizadoras de cualquiera de ambas Emisoras o, en su defecto, un representante de la autoridad de control, o quien designe el juez competente, para actuar en representación de los Obligacionistas y para presidir la asamblea. Para asistir o votar en cualquier asamblea de Obligacionistas, los Tenedores de Obligaciones Negociables, o titulares de participación en calidad de beneficiarios en una Obligación Negociable Global, deberán obtener un Certificado de Titularidad (como se lo define en el Contrato de Fideicomiso) o un poder (un "Poder") del Agente de Pago (excepto los directores, funcionarios, miembros de alguna de las comisiones fiscalizadoras de las Emisoras, o cualquier empleado de las Emisoras).

En toda asamblea, cada Obligacionista o apoderado tendrá derecho a un voto por cada U$S 1.000 (o, si la Obligación Negociable u Obligaciones Negociables en poder del Tenedor estuviera o estuvieran denominadas en una Moneda Especificada, por cada 1.000 unidades de la Moneda Especificada) de capital de Obligaciones Negociables detentado o representado por dicho Obligacionista o a través de dicho Poder; no obstante, ningún voto será emitido o contado en ninguna asamblea respecto de cualquier Obligación Negociable que se impugne como no En Circulación y que el presidente de la asamblea determine que no está En Circulación. Las asambleas de Obligacionistas convocadas en debida forma y en las cuales se obtuvo quórum pueden, ante la propuesta del presidente, pasar a cuarto intermedio por una vez y reanudarse dentro de los 30 (treinta) días sin que sea necesario, en tal caso, efectuar ninguna notificación adicional.

Cualquier resolución de los Obligacionistas será irrevocable una vez cursada y será concluyente y vinculante para todos los posteriores Tenedores de Obligaciones Negociables de una Clase. Toda modificación, enmienda o dispensa de las Obligaciones Negociables, o del Contrato de Fideicomiso (o de las Obligaciones Negociables de cualquier Clase en particular o del Contrato de Fideicomiso en la medida en que concierna a las Obligaciones Negociables de una Clase en particular) debidamente aprobada de acuerdo con la mayoría de los requisitos establecidos en el Contrato de Fideicomiso será definitiva y vinculante para todos los Obligacionistas (o para todos los Obligacionistas de dicha Clase, según sea el caso), hayan o no todos los Obligacionistas (o todos los de tal Clase, según sea el caso) dado su consentimiento, y para todos los Tenedores de Cupones (o Tenedores de Cupones de esa Clase, según sea el caso) si los hubiera, hayan o no sido anotadas las modificaciones, enmiendas o dispensas, en todas las Obligaciones Negociables o Cupones, si los hubiera, (o en todas las Obligaciones Negociables o Cupones de esa Clase, si los hubiera, según sea el caso), y para todos los futuros Tenedores de Obligaciones Negociables o de Cupones, si los hubiera, (o de Obligaciones Negociables y Cupones de tal Clase, si los hubiera, según sea el caso).

Reemplazo de Obligaciones Negociables y Cupones

En el caso de que cualquier Obligación Negociable o Cupón resultara mutilado o deteriorado o destruido, extraviado o robado, las Emisoras firmarán y, a solicitud de las Emisoras, el Fiduciario autenticará y hará entrega de una nueva Obligación Negociable (y, en el caso de una Obligación Negociable al Portador Cartular, con los Cupones respectivos adheridos), que llevará un número que no se encuentre en ese momento En Circulación, en canje y substitución de la Obligación Negociable que fuera mutilada o deteriorada, o de la Obligación Negociable a la cual estaba adherido el Cupón mutilado o deteriorado, o en reemplazo de y substitución de la Obligación Negociable evidentemente destruida, extraviada o robada, o de la Obligación Negociable a la cual estaba adherido el Cupón evidentemente destruido, extraviado o robado. En todos los casos, excepto respecto de una Obligación Negociable al Portador Cartular o Cupón, el solicitante de una Obligación Negociable substituta presentará a favor de las Emisoras y del Fiduciario aquellas garantías e indemnidades que puedan ser requeridas por ellos a fin de mantener a cada uno de ellos indemne, y, en todos los casos de destrucción, extravío o robo, el solicitante presentará evidencia satisfactoria respecto a la evidente destrucción, extravío o robo de la Obligación Negociable y de la titularidad de la misma. En caso de emitirse cualquier Obligación Negociable substituta, el Tenedor de la Obligación Negociable, si así lo solicitan las Emisoras, pagará una suma suficiente para cubrir cualquier impuesto, impuesto de sellos u otra carga gubernamental que se exija respecto de la misma y cualquier otro gasto (incluyendo los gastos y honorarios del Fiduciario) en relación con la preparación y emisión de la Obligación Negociable substituta.

Si cualquier Obligación Negociable al Portador o Cupón fuera en cualquier momento extraviada, robada mutilada, destruida o deteriorada de manera tal que no pudieran identificarse, la persona que solicita el reemplazo de la Obligación Negociable al Portador Cartular o Cupón deberá firmar un certificado, en el cual consigne, entre otras cosas, la identidad del solicitante, una descripción de la Obligación Negociable al Portador Cartular o Cupón, la forma en que fue adquirida la Obligación Negociable al Portador Cartular o Cupón y, de ser posible, la fecha de adquisición, la fecha en que se cobró el último pago, y en caso de extravío, robo o destrucción la forma en que se produjo el hecho mencionado. El solicitante deberá suministrar el certificado a las Emisoras dentro de las 24 horas de su otorgamiento. Dicha notificación servirá para suspender todo derecho de otra persona en virtud de la Obligación Negociable al Portador o Cupón originales. Las Emisoras notificarán la certificación en la forma estipulada seguidamente bajo la sección "-- *Notificaciones*" y su publicación se realizará durante un Día Hábil en cada lugar de publicación; no obstante, la publicación en la Argentina se hará durante 30 días. Todo pago adeudado en virtud de la Obligación Negociable al Portador Cartular o del Cupón se depositará en una cuenta en un banco estatal situado en la jurisdicción fuera de los Estados Unidos o sus dominios en la que las Emisoras tengan su

domicilio especial designado a tal fin y se pondrá a disposición del solicitante fuera de los Estados Unidos o sus dominios en el segundo aniversario de la fecha de certificación, con la condición de que con anterioridad al vencimiento de ese período ninguna otra persona haya demostrado titularidad de esa Obligación Negociable al Portador Cartular o Cupón.

Ejecución por los Obligacionistas

Sin perjuicio del principio general de procedencia de la acción ejecutiva, sujeto a los párrafos siguientes y con excepción de las disposiciones del Contrato de Fideicomiso, ningún Tenedor de cualquier Obligación Negociable o Cupón de cualquier Clase, tendrá derecho alguno, valiéndose de una disposición del Contrato de Fideicomiso o de los Términos, a iniciar un proceso, acción o procedimiento conforme a los principios de *equity* o del *common law*, o de quiebra o de otro modo o en virtud del Contrato de Fideicomiso o en relación con las Obligaciones Negociables, o para la designación de un fiduciario, administrador, liquidador, custodio u otro funcionario similar o para cualquier otro recurso en virtud de los mismos, salvo que (i) el Obligacionista haya dado previamente notificación por escrito al Fiduciario de un Incumplimiento y de que el incumplimiento continúa sin subsanarse tal como se establece en el Contrato de Fideicomiso respecto de las Obligaciones Negociables y (ii) los Tenedores que representen no menos del 25 % del monto de capital total de las Obligaciones Negociables de tal Clase En Circulación en ese momento hubieran solicitado por escrito al Fiduciario que instituya la acción, juicio o procedimiento en su propio nombre como Fiduciario bajo el Contrato de Fideicomiso y hubiera ofrecido al Fiduciario la indemnización razonable que el mismo pueda requerir contra los costos, gastos y obligaciones en que incurra en o respecto de las mismas y (iii) el Fiduciario durante los 60 días siguientes a la recepción de la notificación, solicitud y ofrecimiento de indemnización hubiera omitido instituir cualquiera de tales acciones, juicios o procedimientos y no se hubiera dado por escrito una instrucción al Fiduciario incompatible con esa solicitud en virtud del Contrato de Fideicomiso.

No obstante el párrafo precedente, el derecho de cualquier Obligacionista a recibir el pago del capital, los intereses y las Sumas Adicionales, si hubiere, de esa Obligación Negociable, en o después de la fecha de vencimiento respectiva expresada en la Obligación Negociable, o de iniciar acciones para ejecutar cualquier de tales pagos en o después de la fecha de vencimiento respectiva no será alterado o afectado sin el consentimiento del Obligacionista.

Con respecto a los titulares de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales, sin perjuicio de cualquier disposición en contrario de dichas Obligaciones Negociables, las Emisoras acuerdan irrevocablemente, para beneficio de cualquier Participante Directo o Indirecto con DTC, Euroclear, Clearstream u otro Depositario, según sea el caso, que posea una participación en esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a su cuenta periódicamente y sus sucesores a título universal y particular, que si por alguna razón las Obligaciones Negociables Nominativas Cartulares u Obligaciones Negociables al Portador Cartulares no fueran entregadas en canje de participaciones en una Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, según el caso, de acuerdo con los términos de dichas Obligación Negociable Nominativa Global, Obligación Negociable al Portador Global o del Contrato de Fideicomiso o si las Emisoras no realizaran el pago al vencimiento de las mismas o de otra forma, cada Participante o sus respectivos sucesores a título universal o particular podrá, sin el consentimiento y excluyendo al titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, presentar una demanda, instituir acciones o instaurar procedimientos directamente contra las Emisoras para exigir el cumplimiento de su obligación en virtud de las mismas de pagar toda suma debida o a deberse con respecto a cada Obligación Negociable representada por tal Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a la cuenta de dicho Participante con un Depositario en la misma forma en que se hubiera realizado si la Obligación Negociable mencionada anteriormente estuviera representada por una obligación negociable definitiva. En tal caso no deberá presentarse esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, siempre y cuando el titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global no hubiera previamente presentado una demanda, instituido acciones o instaurado procedimientos para exigir el cumplimiento de los pagos con respecto a dicha Obligación Negociable. El capital de las participaciones en cualquier Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global será reducido por el capital, si lo hubiera, de cada Obligación Negociable representada por la misma respecto de la cual se haya producido el pago total como resultado de la demanda, acción o procedimiento antes mencionado.

Principio general de procedencia de la acción ejecutiva

El artículo 29 de la Ley de Obligaciones Negociables autoriza expresamente, en caso de falta de pago, a cualquier tenedor de una obligación negociable, tal como las Obligaciones Negociables, a demandar el pago de las mismas ante un tribunal mediante una acción ejecutiva. La acción ejecutiva limita significativamente la defensa del deudor y sólo exige que el demandante determine su calidad de acreedor, el carácter de deudor del demandado, la naturaleza dineraria y la exigibilidad de la Obligación Negociable y que la misma importa un monto líquido o fácilmente liquidable. La Ley de Obligaciones Negociables específicamente extiende los beneficios conferidos a las obligaciones negociables a las obligaciones negociables globales depositadas con un depositario autorizado. En consecuencia, aún cuando las Emisoras consideran que un tenedor de las Obligaciones Negociables y cualquier titular de una participación en las mismas se encuentran facultados para entablar una acción ejecutiva ante los tribunales competentes a fin de exigir el cobro de sus créditos, diversos fallos deniegan tal posibilidad. Lo expuesto precedentemente asume que el tribunal competente aplique la Ley de Obligaciones Negociables, juzgando a la misma como la ley material que rija las Obligaciones Negociables. Por otra parte, debe tratarse de obligaciones vencidas, ya sea en cuanto al pago de capital o de los intereses. Si se tratara de un supuesto en que, de acuerdo al Contrato de Fideicomiso, se produjera la declaración de aceleración del plazo de vencimiento, que torne al capital de las Obligaciones Negociables y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables como inmediatamente exigible y pagadero, dicha declaración de aceleración constituiría una cuestión que merece amplitud de debate y prueba, extremo ajeno a la vía limitada de conocimiento que impone el proceso ejecutivo. En tal caso, correspondería dirimir a un proceso ordinario la cuestión relativa a si se ha verificado o no el supuesto que habilita el aceleramiento de los plazos de vencimiento de las Obligaciones Negociables.

No obstante lo expuesto en orden a la procedencia de la acción ejecutiva, ciertos Juzgados han rechazado el derecho de un titular de participaciones a entablar una demanda ejecutiva a fin de cobrar sus créditos. En esos casos, los titulares de participaciones pretendieron demostrar su crédito mediante la presentación de certificados que evidencian los registros preparados por el depositario o por sus participantes directos o indirectos. La aceptación de dichos certificados como prueba de un crédito (y el derecho a obtener la habilitación de la vía ejecutiva, en un proceso individual o colectivo) depende de la facultad discrecional del tribunal que entienda en la causa. En consecuencia, no se puede asegurar a los titulares de participaciones en las Obligaciones Negociables que un tribunal competente considerará dichos certificados como prueba suficiente a fin de que un titular de una participación ejerza los derechos derivados de las Obligaciones Negociables por la vía ejecutiva.

Asimismo, a partir de la sanción del Decreto N° 677/01 (el "Decreto 677") de Transparencia en el Ambito de la Oferta Pública, se estableció que las entidades depositarias estarán facultadas para expedir comprobantes de los valores representados en certificados globales a favor de las personas que posean una participación en los mismos, a efectos de legitimar a su titular para reclamar judicialmente, o ante jurisdicción arbitral en su caso, incluso mediante acción ejecutiva si correspondiere, para presentar solicitudes de verificación de crédito o la participación en procesos universales, a cuyo efecto dichos comprobantes conformarán título suficiente sin necesidad de autenticación del mismo u otro requisito adicional. La expedición del comprobante importará el bloqueo de la cuenta respectiva, sólo para inscribir actos de disposición por su titular, por un plazo de treinta días. Dicho bloqueo sólo afectará a los valores a que se refiere el comprobante.

Los comprobantes podrán ser emitidos por la entidad depositaria del país o del exterior que administre el sistema de depósito colectivo en el cual se encuentren inscriptos los certificados globales. En caso que las administradoras de sistemas de depósito colectivo tengan participaciones en certificados globales inscriptos en sistemas de depósito colectivo administrados por otra entidad, los comprobantes podrán ser emitidos directamente por las primeras. Por último, el Decreto 677 establece que en caso de certificados globales de deuda, el fiduciario, si lo hubiere, tendrá la legitimación necesaria para emitir los comprobantes con la mera acreditación de su designación como tal.

La reciente sanción del Decreto 677 no permite asegurar el criterio que adoptarán los tribunales en la interpretación de su articulado, aún cuando existen resoluciones que han aplicado sus disposiciones.

LOS ASESORES LEGALES DE LA SOCIEDAD HAN FORMULADO UNA OPINION LEGAL QUE SE ENCUENTRA INCORPORADA ENTRE LA DOCUMENTACION DE ESTA EMISION, CONTENIENDO CIERTAS RESERVAS SOBRE LAS CARACTERISTICAS DE LOS TITULOS (O SOBRE LA EMISION) POR LO QUE SE DESTACA LA IMPORTANCIA DE SU LECTURA.

Indemnidad. Conversión de la moneda.

Si a los fines de obtener sentencia en cualquier tribunal fuera necesario la conversión de la moneda de una suma adeudada, en virtud del presente, al Tenedor de una Obligación Negociable de una moneda a otra moneda, las Emisoras y cada Obligacionista acuerdan, en la medida en que puedan efectivamente hacerlo, que el tipo de cambio utilizado será aquel al cual de acuerdo con los procedimientos bancarios normales el Tenedor pudiera comprar la primera de esas monedas con tal otra moneda en la ciudad que sea el Centro Financiero Principal del país de emisión de la primera moneda 2 (dos) Días Hábiles anteriores al día en que se pronuncia una sentencia definitiva.

En la medida que lo permita la legislación aplicable, la obligación de las Emisoras respecto de cualquier suma pagadera por las mismas a cualquier Tenedor de Obligaciones Negociables o de Cupones sólo se extinguirá, no obstante cualquier sentencia, en una moneda (la "Moneda de Sentencia") que no sea aquella en la cual estuviera denominada la suma de acuerdo con las disposiciones aplicables del Contrato de Fideicomiso o de la Obligación Negociable o del Cupón respectivo (la "Moneda del Acuerdo") en la medida en que, el Día Hábil posterior a la recepción por el Tenedor de Obligaciones Negociables o de Cupones de cualquier suma que se haya declarado así adeudada por una sentencia en la Moneda de Sentencia, el Tenedor de Obligaciones Negociables o de Cupones pueda de acuerdo con los procedimientos bancarios normales comprar la Moneda del Acuerdo con la Moneda de Sentencia; si el monto de la Moneda del Acuerdo así comprado fuera inferior a la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones en la Moneda del Acuerdo (determinada de la forma prevista en el párrafo precedente), las Emisoras han aceptado, como obligación separada y no obstante cualquiera de tales sentencias, en forma ilimitada y solidaria, indemnizar al Tenedor de Obligaciones Negociables o de Cupones contra la pérdida, y si el monto de la Moneda de la Obligación Negociable excede la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones, el Tenedor acepta remitir el excedente a las Emisoras, no obstante lo anterior, el Tenedor no tendrá obligación alguna de remitir ninguno de tales excedentes en tanto las Emisoras no le haya pagado alguna obligación adeudada y pagadera de acuerdo con la Obligación Negociable o Cupón, en cuyo caso el excedente podrá ser aplicado a las obligaciones de las Emisoras de acuerdo con la Obligación Negociable o Cupón de conformidad con los términos del Contrato de Fideicomiso o las Obligaciones Negociables.

Cancelación anticipada

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario y sujeto a ciertas condiciones, las Emisoras pueden optar por (i) cancelar anticipadamente y liberarse de cualquiera y todas las obligaciones con respecto a las Obligaciones Negociables de cualquier Clase, incluyendo cualquier obligación de rescatar (que no sea la obligación de recatar al vencimiento) las Obligaciones Negociables y los compromisos descriptos anteriormente en la sección "-- *Ciertos compromisos de las Emisoras*" (excepto en cuanto se relacionen con el pago de Sumas Adicionales, brindar la información requerida por la Resolución 144 (d)(4) de la Ley de Títulos Valores de los Estados Unidos), registrar la transferencia o canje de dichas Obligaciones Negociables, reemplazar Obligaciones Negociables temporarias o mutiladas, destruidas, extraviadas o robadas, someterse a una cierta jurisdicción o mantener un Fiduciario y Agentes de Pago con respecto a esas Obligaciones Negociables) (la "Cancelación Total") o (ii) cancelar anticipadamente y liberarse de dichas obligaciones con respecto a Obligaciones Negociables de cualquier Clase según se describe en la sección "-- *Ciertos compromisos de las Emisoras*" y hacer que el acaecimiento de un caso descripto en la sección "-- *Casos de incumplimiento*" no constituya un Caso de Incumplimiento (pero sólo mientras que tal Caso de Incumplimiento se refiera a las obligaciones descriptas en la sección "-- *Ciertos compromisos de las Emisoras*" de las que las Emisoras hayan sido liberadas) (la "Cancelación Parcial").

Las Emisoras pueden ejercer su opción de Cancelación Total o Parcial con respecto a las Obligaciones Negociables de cualquier Clase sólo luego de satisfacer las condiciones suspensivas establecidas en el Contrato de Fideicomiso que incluyen (i) el depósito en fideicomiso con el Fiduciario de Cancelación (quien podrá ser el Fiduciario y que deberá acordar cumplir con las disposiciones especificadas en la Sección 9.5(d) del Contrato de Fideicomiso aplicable al mismo) de dinero y/u Obligaciones Gubernamentales (según se define en el Contrato de Fideicomiso) en una suma, específicamente gravada como garantía y dedicada sólo al beneficio de los Tenedores de dichas Obligaciones Negociables, que resulte suficiente para pagar el capital e interés de dichas Obligaciones Negociables al vencimiento o rescate, según sea el caso, (ii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de un certificado de un auditor independiente de reconocida trayectoria que exprese la opinión de que los pagos de capital e interés al vencimiento, y sin reinvertir en las Obligaciones Gubernamentales depositadas, más

cualquier suma de dinero depositada sin inversión proveerá efectivo en los términos y en las sumas suficientes para pagar capital e intereses sobre todas las Obligaciones Negociables al vencimiento o rescate, según sea el caso, (iii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de opiniones de asesores independientes con el fin de que los Tenedores de dichas Obligaciones Negociables no reconozcan ingresos, ganancias o pérdidas a los efectos impositivos de la Argentina o los Estados Unidos como resultado de dicha anulación y estarán sujetos al impuesto a las ganancias en la Argentina y en los Estados Unidos sobre los mismos montos, y en la misma forma y términos que habrían tenido si la cancelación anticipada no se hubiera llevado a cabo, (iv) la ausencia de cualquier Caso de Incumplimiento, o acontecimiento que con notificación o lapso de tiempo o ambos se transformaría en un Caso de Incumplimiento el día del depósito o (v) la ausencia de cualquier incumplimiento, violación de un acuerdo en el que la Emisora o cualquiera de las Emisoras son parte como resultado de dicha Cancelación Total o Parcial.

Notificaciones

Todas las notificaciones a los Obligacionistas de una Clase en particular se publicarán (i) en la medida requerida por la legislación argentina aplicable, en castellano (A) en el Boletín Oficial de la Argentina, (B) en un periódico importante de circulación general de la Argentina (que se prevé será La Nación), (C) en el Boletín de la BCBA (en tanto las Obligaciones Negociables coticen en la BCBA), y (D) en el Boletín del MAE (en tanto las Obligaciones Negociables coticen en el MAE); y (ii) en inglés (A) en un periódico importante de circulación general en Londres (que se prevé será el Financial Times) y (B) en un periódico importante de circulación general de Luxemburgo (que se prevé será el Luxemburger Wort) (en tanto las Obligaciones Negociables coticen en la Bolsa de Comercio de Luxemburgo y las normas de la Bolsa de Comercio de Luxemburgo así lo exijan) o, si en cualquiera de tales casos no fuera posible esta publicación en Londres o en Luxemburgo, en otro periódico importante editado en idioma inglés y de circulación general en Europa; las publicaciones serán efectuadas los Días Hábiles en edición matutina, aparezcan o no los sábados, domingos o feriados. Las notificaciones se considerarán efectuadas en la fecha de publicación como se indica anteriormente o, de publicarse en fecha distintas, en la fecha de la última publicación. Además, se notificará a los sistemas de compensación correspondientes para que se entreguen a los titulares de participaciones en las Obligaciones Negociables a través de DTC y del Depositario o los Depositarios para Euroclear y Clearstream.

Además se exigirá a las Emisoras que efectúen todas las publicaciones de tales notificaciones que exijan en su oportunidad las normas aplicables en la Argentina y los Estados Unidos y, de resultar aplicable, en la normativa de los mercados de valores.

Ley aplicable

Los derechos y obligaciones de las Emisoras y los derechos de los Tenedores de Obligaciones Negociables, emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, están regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todos los asuntos vinculados con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, están regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables.

Las Emisoras acuerdan que todo juicio, acción o procedimiento contra ella o sus bienes, activos o ingresos relativo o vinculado al Contrato de Fideicomiso o a las Obligaciones Negociables (cada uno, un "Proceso Conexo") podrá ser entablado en forma no exclusiva ante los tribunales del Estado de Nueva York, Condado de Nueva York, de la Corte de Distrito de los Estados Unidos para el Distrito Sur de Nueva York, o ante los tribunales de la Ciudad de Buenos Aires (en su conjunto, los "Tribunales Especificados"). Cualquier Persona que entable un Proceso Conexo podrá a su sola discreción hacerlo ante cualquiera de los Tribunales Especificados. Las Emisoras se someten a la jurisdicción de cada uno de los mencionados tribunales a los fines de cualquier Proceso Conexo y renuncian irrevocablemente, en la máxima medida posible, a cualquier objeción que tuvieran o pudieran tener con respecto a la determinación de la jurisdicción de cualquier Proceso Conexo en cualquiera de los mencionados tribunales y a cualquier reclamo respecto de que un Proceso Conexo en los mencionados tribunales ha sido promovido ante un *forum non conveniens*. En la medida en que las Emisoras o sus ingresos, activos o bienes tuvieran derecho a alguna inmunidad respecto de cualquier Proceso Conexo iniciado en cualquier momento contra las Emisoras o contra cualquiera de sus ingresos, activos o bienes en los tribunales anteriormente mencionados, ya

sea ante juicios, procesos de embargo o procesos de ejecución de sentencia o a cualquier otro recurso legal o judicial, y en la medida en que se les atribuya tal inmunidad en cualquiera de las mencionadas jurisdicciones, las Emisoras aceptan por el presente en forma irrevocable no efectuar ningún reclamo y renuncian irrevocablemente a tal inmunidad con el alcance permitido por las leyes, respecto de sus obligaciones según el Contrato de Fideicomiso, las Obligaciones Negociables y los Cupones. Las Emisoras aceptan que una sentencia definitiva pronunciada en cualquier juicio, acción o proceso iniciado en el mencionado tribunal será definitiva y vinculante para ella y podrá ejecutarse en cualquier tribunal a cuya jurisdicción las Emisoras estén sometidas mediante un procedimiento relativo a la mencionada sentencia, *con la condición* de que se curse la notificación a las Emisoras en la forma especificada más adelante o bien como lo permita la ley.

Mientras que alguna Obligación Negociable o algún Cupón permanezca En Circulación, las Emisoras tendrán un agente autorizado en la ciudad de Nueva York a quien se le cursarán todas las notificaciones relacionadas con cualquier Proceso Conexo. La notificación referida a dicho agente autorizado y la notificación escrita despachada por correo o entregada a las Emisoras será considerada, en la medida permitida por la ley aplicable, una notificación de la iniciación de proceso respecto de las Emisoras en cualquier Proceso Conexo. Las Emisoras han designado a CT Corporation System como su agente con tal propósito y han acordado y se han comprometido a que la notificación de cualquier Proceso Conexo puede ser cursada a las mismas a través de su agente ubicado en 1633 Broadway, New York, New York 10019, Estados Unidos (o en el domicilio u oficina de otro agente autorizado que designen las Emisoras mediante notificación por escrito al Fiduciario).

Autenticación

Las Obligaciones Negociables y los Cupones, si los hubiera, correspondientes a las mismas no tendrán validez ni serán obligatorios hasta tanto el Fiduciario o su representante hayan firmado el certificado de autenticación de los mismos.

Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro

Fiduciario. El Contrato de Fideicomiso contiene disposiciones para la indemnización del Fiduciario y para la exención de su responsabilidad. Las obligaciones del Fiduciario para con el Tenedor de una Obligación Negociable o Cupón están sujetas a las inmunidades y derechos que se estipulen en el Contrato de Fideicomiso. El Fiduciario ha designado a Banco Río de la Plata S.A. con domicilio en Bartolomé Mitre 480, Buenos Aires, Argentina, como su representante en la Argentina para recibir notificaciones en su nombre en la Argentina por parte de los Obligacionistas. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a todos y cada uno de sus cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos que ocupaba.

Agentes de Pago; Agentes de Transferencia; Agente de Registro. Las Emisoras han designado inicialmente a los Agentes de Pago, Agentes de Transferencia, Coagentes de Registro y Agente de Registro que se mencionan al dorso de este Prospecto. Las Emisoras podrán en cualquier momento designar Agentes de Pago, Agentes de Transferencia o Agente de Registro adicionales y dar por concluida la designación de los mismos; con la condición de que, mientras las Obligaciones Negociables se encuentren En Circulación las Emisoras mantendrán una oficina o agencia para el pago del capital, los intereses y las Sumas Adicionales, si las hubiere, de Obligaciones Negociables, como lo disponen los Términos en la Ciudad de Nueva York y en Buenos Aires y mantendrán un Agente de Registro y un Agente de Transferencia en la Ciudad de Buenos Aires. En tanto alguna de las Obligaciones Negociables cotice en la Bolsa de Luxemburgo y las normas de la Bolsa de Luxemburgo así lo exijan, habrá una Agente de Pago y un Agente de Transferencia en Luxemburgo respecto de dichas Obligaciones Negociables y los Obligacionistas podrán transferir Obligaciones Negociables Cartulares que coticen en dicha bolsa mediante su presentación en las oficinas del Agente de Transferencia en Luxemburgo. La notificación de cualquier nombramiento adicional o cese, o de cualquier modificación de las oficinas a través de las cuales actúa cualquier Agente de Pago, Agente de Transferencia o Agente de Registro se efectuará de inmediato de la manera descripta en los Términos.

COMPENSACION Y LIQUIDACION

Generalidades

Se han celebrado o se celebrarán acuerdos con DTC, Euroclear y Clearstream para facilitar la transferencia de participaciones en las Obligaciones Negociables Globales. Las transferencias dentro de DTC, Euroclear y Clearstream serán realizadas de acuerdo con las disposiciones y procedimientos operativos usuales del sistema correspondiente. Las transferencias entre inversores pertenecientes a distintos mercados que poseen o poseerán Obligaciones Negociables por intermedio de DTC e inversores que poseen o poseerán Obligaciones Negociables por intermedio de Euroclear y/o Clearstream se efectuarán en DTC a través de los respectivos depositarios de Euroclear y Clearstream.

DTC

DTC ha advertido a las Emisoras lo siguiente: DTC es una entidad fiduciaria de objeto limitado, constituida de conformidad a las leyes del Estado de Nueva York, miembro del Sistema de Reserva Federal, una compañía de compensación (*"Clearing Corporation"*) de acuerdo al significado que establece el Código de Comercio Uniforme de los Estados Unidos y una agencia de compensación (*"Clearing Agency"*) registrada de acuerdo con lo previsto por el artículo 17A de la *United States Securities Exchange Act* ("Ley de Mercados de los Estados Unidos"). DTC ha sido creada para detentar valores negociables para los Participantes y facilitar la compensación y liquidación de transacciones con valores negociables entre Participantes en DTC a través de transferencias electrónicas en sus cuentas, eliminando así la necesidad de movimientos físicos de títulos. Entre los Participantes en DTC se incluyen agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias y agencias de compensación y puede incluir otras organizaciones. El acceso indirecto al sistema DTC está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en DTC, ya sea directa o indirectamente como Participante Indirecto en DTC.

De acuerdo con las disposiciones, regulaciones y procedimientos que crean y afectan a DTC y sus operaciones (las "Disposiciones"), DTC debe registrar transferencias entre los Participantes en DTC que representa con respecto a las Obligaciones Negociables Globales y recibir y remitir las distribuciones de capital e interés de las Obligaciones Negociables. Los Participantes en DTC y los Participantes Indirectos en DTC con los cuales los inversores tengan cuentas con respecto a las Obligaciones Negociables Globales deberán asimismo efectuar transferencias y recibir y remitir los pagos en representación de sus respectivos inversores.

Ya que DTC puede actuar sólo en representación de sus Participantes, quienes a su vez actúan en representación de los Participantes Indirectos en DTC y ciertos bancos, la facultad de una persona poseedora de una participación en las Obligaciones Negociables Globales de ceder en garantía o gravar tal participación a favor de personas o entidades que no participan en el sistema de DTC, o de ejercer otras facultades relativas a tal participación, se verá afectada por la falta de un título físico que acredite tal participación. Las leyes de ciertos estados requieren que ciertas personas realicen la entrega material de los títulos en forma definitiva. Como resultado, la facultad de transferir las participaciones en la Obligación Negociable Global a las mencionadas personas se encuentra limitada.

DTC ha advertido a las Emisoras que ejercerá cualquier acción que los Obligacionistas puedan ejercer (incluyendo la presentación de las Obligaciones Negociables para su reemplazo según se describe más adelante) sólo a requerimiento de uno o más participantes a quienes deban acreditárseles participaciones en su cuenta en DTC, y sólo en relación con la porción del capital total de las Obligaciones Negociables que el participante o los participantes hayan requerido. Sin embargo, en ciertos casos, DTC reemplazará Obligaciones Negociables por Obligaciones Negociables cartulares definitivas que distribuirá a sus participantes, las cuales si representan participaciones en la Obligación Negociable Nominativa Global Restringida, contendrán la leyenda mencionada en la sección *"Restricciones a la transferencia"*.

Euroclear

El Sistema Euroclear fue creado en 1968 para detentar los valores negociables de los participantes en Euroclear (los "Participantes en Euroclear") y para efectuar transacciones entre los Participantes en Euroclear a través de asientos registrales electrónicos, realizados simultáneamente contra el correspondiente pago eliminando así los movimientos físicos de títulos y todo riesgo inherente a la falta de simultaneidad en las transferencias de valores

negociables y de efectivo. Los Participantes en Euroclear incluyen bancos (incluyendo casas centrales), agentes bursátiles y extrabursátiles y otros intermediarios financieros profesionales. El acceso indirecto a Euroclear también está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en Euroclear, ya sea directa o indirectamente.

Euroclear opera a través de un contrato celebrado con *Euroclear Clearance System Société Cooperative*, una sociedad cooperativa belga (la "Cooperativa"). Todas las operaciones son efectuadas por el operador de Euroclear y todas las cuentas compensadoras de valores negociables y cuentas en efectivo de Euroclear son cuentas con el operador de Euroclear y no con la Cooperativa. La Cooperativa establece políticas fundamentales para Euroclear en representación de los Participantes en Euroclear. La Junta de Gobernadores del Sistema de Reserva Federal, el Departamento Bancario del Estado de Nueva York y la Comisión Bancaria de Bélgica regulan y examinan al operador de Euroclear.

Las cuentas compensadoras y las cuentas en efectivo con el operador de Euroclear se rigen por los Términos y Condiciones para el Uso de Euroclear, los Procedimientos Operativos del Sistema Euroclear y la legislación belga aplicable (en conjunto los "Términos y Condiciones de Euroclear"). Los Términos y Condiciones de Euroclear regulan las transferencias de valores negociables y efectivo dentro de Euroclear, el retiro de valores negociables y efectivo del sistema y la recepción de los pagos en relación con los valores negociables en el sistema. Todos los valores negociables de Euroclear se detentan sobre la base de la fungibilidad, sin atribuir certificados específicos a cuentas compensadoras específicas. El operador de Euroclear actúa en virtud de los Términos y Condiciones de Euroclear sólo en representación de los Participantes en Euroclear y no tiene ningún registro ni relación con las personas que detenten participaciones a través de los Participantes en Euroclear.

Las distribuciones relativas a las participaciones en las Obligaciones Negociables Globales detentadas a través de Euroclear se acreditarán en las cuentas en efectivo de los Participantes en Euroclear con el alcance recibido por el depositario del operador de Euroclear, en virtud de los Términos y Condiciones de Euroclear. El operador de Euroclear ejercerá cualquier otra acción que los Obligacionistas puedan ejercer en representación de los Participantes en Euroclear sólo de acuerdo con los Términos y Condiciones de Euroclear, sujeto a la facultad del depositario del operador de Euroclear para efectuar esas acciones en su nombre a través de DTC.

Clearstream

Clearstream se encuentra constituida según las leyes de Luxemburgo como un depositario profesional y, entre otras cosas, provee servicios de custodia, administración, compensación y liquidación de valores negociables que se negocian internacionalmente. Como depositario profesional, Clearstream se encuentra sujeta a las regulaciones del Instituto Monetario de Luxemburgo. Clearstream detenta los valores negociables de las organizaciones participantes ("Participantes en Clearstream") y facilita la compensación y registro de los cambios que se producen en las cuentas de los Participantes en Clearstream, eliminando los movimientos físicos de certificados. Los Participantes de Clearstream son instituciones financieras prestigiosas en todo el mundo, entre ellas suscriptores, agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias, entidades de compensación y otras organizaciones determinadas. El acceso indirecto a Clearstream también está disponible para otras personas, tales como bancos, agentes bursátiles y extrabursátiles y entidades fiduciarias que realizan operaciones o mantienen una relación de custodia con un Participante en Clearstream, ya sea directa o indirectamente.

RESTRICCIONES A LA TRANSFERENCIA

Generalidades

Las Obligaciones Negociables de cada Clase que son vendidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios de conformidad con una autorización de oferta publica otorgada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por la Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Globales, sujeto sólo a aquellas restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe Complementario de Términos y Condiciones. Si cualesquiera Obligaciones Negociables son parte de una Clase con respecto a la cuál no se ha solicitado autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos (una Antigua Obligación Negociable) y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una Nueva Obligación Negociable) en una oferta de canje realizada en cumplimiento de dicha ley, las Antiguas Obligaciones Negociables pueden ser canjeadas por Nuevas Obligaciones Negociables de conformidad con los procedimientos especificados en el Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Lo expuesto en esta sección se aplica sólo a las Obligaciones Negociables que no han sido autorizadas para la oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos. Ninguna disposición del Contrato de Fideicomiso permite el canje de una Obligación Negociable no autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, por una Obligación Negociable que ha sido autorizada por la misma, con excepción de lo dispuesto a continuación.

En ausencia de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos, las Obligaciones Negociables pueden solamente ser ofrecidas y vendidas en los Estados Unidos a QIBs en virtud la Resolución 144A y a un número limitado de Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos.

Cada comprador de Obligaciones Negociables ofrecidas por el presente que es una Persona de los Estados Unidos según se define en la Regulación S, se considerará que ha declarado y acordado lo siguiente:

(1) El comprador (o los compradores) (a) está adquiriendo las Obligaciones Negociables por cuenta propia o para una cuenta respecto de la cual ejerce absoluta discreción de inversiones, y que tanto el mismo como dicha cuenta es un QIB o un Inversor Institucional Acreditado, (b) si tal persona o cuenta es un QIB, tiene conocimiento que la venta de las Obligaciones Negociables que se está realizando se realiza en virtud de la Resolución 144A, y (c) si tal persona o cuenta es un Inversor Institucional Acreditado, entregará a las Emisoras, al Fiduciario y al vendedor de tales Obligaciones Negociables una carta de inversor sustancialmente similar al Anexo B del Prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina, y si es requerido por las Emisoras, una opinión de asesor legal en forma razonablemente satisfactoria para las Emisoras.

(2) Las Obligaciones Negociables no han sido ni serán objeto de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos y no pueden ser reofrecidas, revendidas, prendadas o transferidas de otra forma excepto de conformidad con lo que se contempla en la leyenda transcripta en (3) más abajo. Cada comprador reconoce que no se realiza ninguna declaración por parte de las Emisoras o cualquier Colocador respecto de la disponibilidad de cualquier exención en virtud de la Ley de Títulos Valores de los Estados Unidos o cualquier regulación estadual para la reventa de las Obligaciones Negociables.

(3) Cada Obligación Negociable Nominativa Global Restringida y cada Obligación Negociable Nominativa Cartular con Leyenda estará sujeta a ciertas restricciones a la transferencia expresadas en las mismas y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, llevarán la siguiente leyenda relativa a esas restricciones.

"NO SE HA SOLICITADO AUTORIZACION PARA HACER OFERTA PUBLICA DE ESTA OBLIGACION NEGOCIABLE AL AMPARO DE LA *UNITED STATES SECURITIES ACT OF 1933* Y SUS MODIFICACIONES (LA "LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS"), NI ANTE NINGUNA AUTORIDAD REGULATORIA DE TITULOS VALORES DE CUALQUIER ESTADO U OTRA JURISDICCION, Y NO

PUEDE SER REOFRECIDA, REVENDIDA, PRENDADA NI DE OTRA FORMA TRANSFERIDA EN AUSENCIA DE TAL AUTORIZACION EXCEPTO (1) EN UNA TRANSACCION DE ACUERDO CON LA RESOLUCION 903 O 904 DE LA *REGULATION S* ("REGULACION S") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, (2) A UN *INSTITUTIONAL ACCREDITED INVESTOR* ("INVERSOR INSTITUCIONAL ACREDITADO") QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 501(a)(1), (2), (3) O (7) DE LA *REGULATION D* ("RESOLUCION D") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A (A) (i) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA CARTA SUBSTANCIALMENTE SIMILAR AL ANEXO B DEL PROSPECTO EN IDIOMA INGLES CONFORME AL QUE ESTA OBLIGACION NEGOCIABLE HA SIDO EMITIDA Y (ii) A MENOS QUE SEA RECHAZADA POR LAS EMISORAS, LA RECEPCION POR LAS EMISORAS DE UNA OPINION, RAZONABLEMENTE ACEPTABLE PARA LAS EMISORAS, DE ASESORES JURIDICOS CON EXPERIENCIA EN MATERIA DE LEYES DE TITULOS VALORES EN EL SENTIDO DE QUE TAL REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, O (B) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE OTRAS CERTIFICACIONES, OPINIONES LEGALES O INFORMACION RAZONABLEMENTE ACEPTABLES PARA LAS EMISORAS DE QUE DICHA REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, (3) A LAS EMISORAS O COLOCADOR, (4) A UNA PERSONA QUE EL TRANSFERENTE CONSIDERE RAZONABLEMENTE QUE ES UN *QUALIFIED INSTITUTIONAL BUYER* ("COMPRADOR INSTITUCIONAL CALIFICADO"), CON EL SIGNIFICADO ATRIBUIDA POR LA "*RULE 144A*" ("RESOLUCION 144A") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS EN UNA TRANSACCION QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 144A, (5) EN VIRTUD DE UNA SOLICITUD DE AUTORIZACION DE OFERTA PUBLICA PRESENTADA QUE HA SIDO ADMITIDA EN VIRTUD DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, O (6) EN VIRTUD DE CUALQUIER OTRA EXCEPCION A LOS REQUISITOS DE AUTORIZACION PARA HACER OFERTA PUBLICA DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA OPINION DE ASESORES JURIDICOS O DE CUALQUIER OTRA PRUEBA, ACEPTABLE PARA LAS EMISORAS EN EL SENTIDO DE QUE LA REVENTA, PRENDA O TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, EN CADA CASO CONFORME A LA LEY DE TITULOS VALORES DE CUALQUIER ESTADO DE LOS ESTADOS UNIDOS Y DE CUALQUIER OTRO LUGAR".

(4) Cada una de las Obligaciones Negociables al Portador, y cada Cupón, si lo hubiera, estará sujeta a ciertas restricciones a la transferencia establecidas en la misma, en el Contrato de Fideicomiso y de acuerdo con la ley aplicable y, además, llevará la siguiente leyenda:

"CUALQUIER PERSONA DE LOS ESTADOS UNIDOS QUE POSEA ESTA OBLIGACION NEGOCIABLE ESTARA SUJETA A LAS RESTRICCIONES IMPUESTAS POR LAS *UNITED STATES INCOME TAX LAWS* ("LEYES DE IMPUESTO A LAS GANANCIAS"), INCLUYENDO LAS RESTRICCIONES ESTABLECIDAS EN LOS ARTICULOS 165 (j) Y 1287 (a) DEL *INTERNAL REVENUE CODE* ("CODIGO INTERNO DE INGRESOS")".

Se considerará que los compradores de Obligaciones Negociables vendidas fuera de los Estados Unidos al amparo de la Regulación S han declarado que no adquieren las Obligaciones Negociables a fin de revenderlas, distribuirlas o de otra forma transferirlas a una Persona de los Estados Unidos o en los Estados Unidos.

Además de las restricciones a la reventa dispuestas en la leyenda precedente, las Obligaciones Negociables Nominativas estarán sujetas a las demás normas y restricciones cambiarias y sobre transferencias que se estipulan en esta sección. En ningún caso una Obligación Negociable Nominativa podrá ser canjeada por una Obligación Negociable al Portador.

Transferencia de participaciones en las Obligaciones Negociables Nominativas Globales

Generalidades. Toda participación en un tipo de Obligación Negociable Nominativa Global que sea transferida a una persona que la reciba en forma de participación en el otro tipo de Obligaciones Negociables Nominativas Globales, una vez producida la transferencia, dejará de ser una participación del primer tipo de Obligación Negociable Nominativa Global y se convertirá en una participación en el otro tipo de Obligación Negociable

Nominativa Global y consecuentemente, estará sujeta en adelante a todas las restricciones a la transferencia y otros procedimientos aplicables a participaciones en tal otra Obligación Negociable Nominativa Global durante todo el tiempo que continúe en tal calidad.

Obligaciones Negociables Nominativas Globales Restringidas. El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de una participación en la Obligación Negociable Nominativa Global Restringida a un QIB en una transacción en virtud de la Resolución 144A sin necesidad de presentar una certificación escrita.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá canjear o transferir la participación en la forma de una participación en la Obligación Negociable Nominativa Global No Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo previsto en el Contrato de Fideicomiso (un "Certificado de Transferencia según la Regulación S") a los efectos de que el canje o transferencia se efectúa de conformidad con la Regulación S y a condición de que si el canje o transferencia se produce antes del vencimiento del Período Restringido aplicable, la nueva participación emitida será detentada a través de Euroclear o Clearstream.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de (i) una Obligación u Obligaciones Negociable/s Cartular/es Nominativa/s sin Leyenda sólo si la transferencia se produjera con posterioridad al vencimiento del Período Restringido aplicable y el titular presentara al Fiduciario y a las Emisoras un Certificado de Transferencia, o (ii) una Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) el titular ha solicitado una Obligación Negociable Cartular con Leyenda y ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, (b) el titular que solicite el canje o transferencia ha presentado al Fiduciario y las Emisoras una certificación escrita según el modelo estipulado en el Contrato de Fideicomiso a los fines de que el receptor de la transferencia es una persona de la cual puede razonablemente pensarse que detenta o compra por su propia cuenta o cuentas respecto de las cuales ejerce su exclusivo criterio para invertir y de la persona mencionada y cada una de tales cuentas es un QIB dentro del significado de la Resolución 144A (un "Certificado de Transferencia según la Resolución 144A"); (c) el receptor de una nueva Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo adjunto en el Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina a tal efecto, y siempre que la denominación mínima de cualquiera de tales Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000 (o su equivalente en cualquier otra Moneda Especificada), o (d) la transferencia que se solicita es a las Emisoras o al comprador inicial de la Obligación Negociable, sin perjuicio de que, aquel titular de una participación en una Obligación Negociable Nominativa Global Restringida sólo puede transferir esa participación a un Inversor Institucional Acreditado si la transferencia de la participación lo es en la forma de Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda transferida/s de conformidad con el subpárrafo (c) del presente párrafo. El titular de una participación en una Obligación Negociable Nominativa Global Restringida puede canjear una participación por una Obligación Negociable Nominativa Cartular con Leyenda.

Obligaciones Negociables Nominativas Globales de la Regulación S. Antes del vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A. Con posterioridad al vencimiento del Período Restringido aplicable el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sin la presentación de una certificación escrita, siempre que, el canje o transferencia sea efectuado sólo por un QIB según la Resolución 144A (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

El titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sin la presentación de una certificación escrita, siempre que, antes del vencimiento del Período Restringido aplicable, la transferencia no sea efectuada a Personas de los Estados Unidos o para la cuenta o beneficio de una Persona de los Estados Unidos (que no sea el comprador inicial de la Obligación Negociable) y sea efectuada a través de Euroclear y Clearstream en una transacción internacional conforme lo prescripto por la Regulación S.

Antes del vencimiento del Período Restringido aplicable, un titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si el titular ha presentado al Fiduciario y las Emisoras: (i) un Certificado de Transferencia según la Resolución 144A o, (ii) un Certificado de Transferencia según la Regulación S. Con posterioridad al vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferir su participación en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con o sin Leyenda, sin la presentación de una certificación escrita.

Transferencia de Obligaciones Negociables Nominativas Cartulares

Obligaciones Negociables Nominativas Cartulares con Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si, en el caso de una transferencia, dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sólo si dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S y si dicha transferencia se efectúa con anterioridad al vencimiento del Período Restringido aplicable, sólo si la nueva participación emitida va a ser detentada a través de Euroclear o Clearstream.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá (i) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s sin Leyenda sólo si la transferencia se produce con posterioridad al vencimiento del Período Restringido aplicable y dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, o (ii) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) dicho Tenedor ha solicitado una Obligación Negociable Nominativa Cartular con Leyenda que deberá proporcionar el comprador y ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Resolución 144A (b) dicho Tenedor ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Regulación S, (c) el receptor ha presentado al Fiduciario y a las Emisoras un certificado por escrito según el modelo que se adjunta al Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina y, si fuera solicitado por las Emisoras, una opinión de asesores legales razonablemente satisfactoria para las Emisoras, con la condición de que la denominación mínima de cualquiera de dichas Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000, o (d) la transferencia solicitada a las Emisoras o al comprador inicial de dicha Obligación Negociable, o (iii) canjear dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda solamente si la nueva Obligación u Obligaciones Negociables Nominativas Cartulares con Leyenda se emiten a nombre del Tenedor que desea canjear la participación, en cuyo caso no se requerirá certificación escrita, con la condición de que, aquel Tenedor de participaciones en la forma de Obligaciones Negociables Nominativas Cartulares con Leyenda sólo podrá transferir dicha Obligación Negociable a un Inversor Institucional Acreditado si la transferencia de la participación es en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda transferida de conformidad con el subpárrafo (c) del presente párrafo.

Sujeto a las restricciones a la transferencia y canje establecidas en el Contrato de Fideicomiso, el Tenedor de una Obligación Negociable Nominativa Cartular podrá transferir o canjear la misma, en todo o en parte (por un monto total equivalente a la mínima denominación autorizada y cualquier monto mayor autorizado) mediante entrega de dicha Obligación Negociable en la *Corporate Trust Office* del Fiduciario o en las oficinas de cualquier Agente de Transferencia, junto con un instrumento de cesión y transferencia firmado, substancialmente similar al modelo anexo al Contrato de Fideicomiso en el caso de transferencia y una solicitud de canje por escrito para el caso de canje. En canje de cualquier Obligación Negociable Nominativa Cartular debidamente presentada para transferencia con toda la documentación necesaria que la acompañe, el Fiduciario, dentro de los cinco Días Hábiles de dicha solicitud si la misma se efectúa en la *Corporate Trust Office* del Fiduciario o dentro de los 10 (diez) Días Hábiles de dicha solicitud si la misma se efectúa en las oficinas de un Agente de Transferencia (que no sea el Fiduciario), autenticará y entregará en la *Corporate Trust Office* del Fiduciario o en las oficinas del Agente de Transferencia, según corresponda, al beneficiario (en el caso de transferencia) o Tenedor (en el caso de canje) o por correo

certificado a riesgo del beneficiario (en el caso de transferencia) o del Tenedor (en el caso de canje) al domicilio al cual el beneficiario o Tenedor, según corresponda, solicite, una Obligación/es Negociable/s Nominativa/s Cartular/es que se soliciten por un monto de capital total similar al que se solicite y en la denominación o denominaciones autorizadas que se soliciten. La presentación para transferencia o canje de cualquier Obligación Negociable Nominativa Cartular no será válida a menos que sean efectuadas en la *Corporate Trust Office* del Fiduciario en la Ciudad de Nueva York o en las oficinas de un Agente de Transferencia por el Tenedor registral en persona o por un apoderado debidamente autorizado. El Fiduciario podrá rechazar el registro de transferencia de cualquier Obligación Negociable durante el período de 15 (quince) días previo a la fecha debida para el pago del capital, intereses y las Sumas Adicionales, si hubiere, de las Obligaciones Negociables. No se requerirá que el Tenedor de una Obligación Negociable se haga cargo de los costos y gastos originados en cualquier canje, transferencia o registro de transferencia, pero se requerirá que el Tenedor respectivo se haga cargo de (i) los gastos de entrega fuera de la entrega por correo común (si los hubiere) y (ii) si las Emisoras así lo requieren, el pago de una suma suficiente para cubrir los impuestos de sellos o cargas gubernamentales o cargos de seguros que puedan ser exigidos en relación con los mismos.

Obligaciones Negociables Cartulares sin Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular sin Leyenda (que podrá emitirse sólo después del vencimiento del Período Restringido aplicable) podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida o de una Obligación Negociable Nominativa Global No Restringida, o en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda o sin Leyenda sin la presentación de una certificación escrita, con la condición de que tal canje o transferencia en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sea efectuada sólo por un QIB (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

IMPUESTOS

Generalidades

La siguiente descripción es un resumen de ciertas consideraciones impositivas de la Argentina vinculadas a una inversión en Obligaciones Negociables. La descripción sólo tiene propósitos de información general y está fundada en las leyes y regulaciones impositivas argentinas en vigencia a la fecha de este Prospecto. Además, la descripción no hace referencia a todas las consecuencias impositivas posibles relacionadas a una inversión en las Obligaciones Negociables. Por otra parte, si bien se ha advertido a las Emisoras que este resumen constituye una interpretación correcta de la legislación vigente a la fecha de este Prospecto, no puede asegurarse que los tribunales o las autoridades fiscales responsables de la aplicación de esas leyes concuerden con esta interpretación, ni que no se vayan a introducir cambios en tales leyes.

El prospecto y los suplementos que se preparen en relación con la oferta y la venta de las Obligaciones Negociables fuera de la Argentina contendrán una descripción de algunas de las principales consideraciones impositivas de los Estados Unidos vinculadas a una inversión en las Obligaciones Negociables.

LOS COMPRADORES POTENCIALES DE LAS OBLIGACIONES NEGOCIABLES DEBEN CONSULTAR A SUS ASESORES IMPOSITIVOS EN LO QUE RESPECTA A LAS CONSECUENCIAS IMPOSITIVAS APLICABLES DE ACUERDO CON SUS SITUACIONES PARTICULARES, DERIVADAS DE LA ADQUISICION, TENENCIA Y DISPOSICION DE LAS OBLIGACIONES NEGOCIABLES Y, EN PARTICULAR, RESPECTO DE SU SITUACION FRENTE AL DECRETO N° 1.076/92, AL IMPUESTO A LA GANANCIA MINIMA PRESUNTA Y AL IMPUESTO A LOS BIENES PERSONALES. EN CASO DE ESTAR ALCANZADO POR DICHO DECRETO, LOS PAGOS DE INTERES ESTARAN SUJETOS A RETENCION, SIN PERJUICIO DE LA OBLIGACION DE PAGAR SUMAS ADICIONALES EN LOS CASOS PREVISTOS EN LA SECCION "*DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES -- RESCATE Y RECOMPRA -- RESCATE POR RAZONES IMPOSITIVAS; SUMAS ADICIONALES*". LOS OBLIGACIONISTAS QUE SEAN SUJETOS PASIVOS DEL IMPUESTO A LOS BIENES PERSONALES, DEBEN CONSIDERAR QUE DEBERAN TRIBUTARLO SIN RECURSO ALGUNO CONTRA LAS EMISORAS. NO OBSTANTE ELLO, LAS EMISORAS HAN RENUNCIADO EN FORMA IRREVOCABLE E INCONDICIONAL A TODO DERECHO QUE PUDIESEN TENER PARA RECUPERAR DE LOS OBLIGACIONISTAS CUALQUIER PAGO QUE DEBIERAN HACER EN VIRTUD DE DICHO IMPUESTO POR APLICACION DE LAS NORMAS VIGENTES.

Impuesto a las ganancias sobre pago de interés

De acuerdo con las leyes y regulaciones impositivas argentinas, el pago de los intereses (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) correspondientes a títulos de deuda emitidos por compañías argentinas, constituye un ingreso susceptible de ser gravado salvo que fuera exento en forma expresa. De acuerdo con la Ley de Obligaciones Negociables, los pagos de interés (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) sobre títulos de deuda que califiquen como obligaciones negociables (término que incluye títulos de deuda a mediano y corto plazo como las Obligaciones Negociables) emitidas por compañías argentinas están exentos del impuesto a las ganancias, sin perjuicio de lo mencionado más abajo, siempre y cuando las obligaciones negociables hayan sido emitidas de conformidad y en cumplimiento de todos los requisitos previstos en la Ley de Obligaciones Negociables (los "Requisitos de Exención Impositiva"); en particular, (i) que la oferta pública de las obligaciones negociables fuera debidamente autorizada por la CNV, (ii) que las obligaciones negociables sean ofrecidas y colocadas públicamente a inversores, y (iii) que el emisor de las obligaciones negociables observe las disposiciones de la Ley de Obligaciones Negociables sobre el uso de los fondos, incluyendo la revelación del uso de los fondos a los inversores en los documentos de oferta y la demostración de tales usos a la CNV. El Decreto N° 1.076/92 promulgado por el Poder Ejecutivo Nacional el 30 de junio de 1992, y ratificado por Ley N° 24.307, anuló la exención impositiva respecto al impuesto a las ganancias aplicable a las obligaciones negociables cuyos tenedores sean determinadas personas jurídicas o establecimientos argentinos organizados en forma de empresa que realicen ajuste por inflación de acuerdo con las leyes impositivas, incluyendo, con carácter meramente enunciativo, sociedades por acciones, sociedades por parte de interés, sucursales de sociedades constituidas en el extranjero, asociaciones civiles, fundaciones, empresas unipersonales u otros establecimientos organizados en forma de empresas (las "Entidades Argentinas").

La CNV autoriza la emisión de obligaciones negociables de una Clase en el marco de un programa autorizado (como es el caso del Programa) sin aprobación previa de dicha Clase, siempre y cuando se suministre a la CNV la información concerniente al precio de colocación y toda otra información relevante dentro de los cinco días hábiles posteriores a la mencionada emisión (incluyendo el Informe de Términos y Condiciones correspondiente, certificación del uso de los fondos, informe del auditor, resolución del directorio que apruebe la emisión y constancia de publicación de la notificación requerida por el Artículo 10 de la Ley de Obligaciones Negociables). En caso de que la información mencionada fuera suministrada con posterioridad a la colocación de las Obligaciones Negociables, la CNV emitirá su decisión con respecto a las exenciones impositivas según el Artículo 37 de la Ley de Obligaciones Negociables dentro de los cinco días hábiles posteriores a la presentación de esa información. Si la CNV no autorizara expresamente la emisión o no requiriera información adicional, se considerará que los beneficios mencionados son aplicables.

Las Obligaciones Negociables serán emitidas de acuerdo con los requisitos de la Ley de Obligaciones Negociables y la CNV ha autorizado la emisión de las Obligaciones Negociables de conformidad con el Contrato de Fideicomiso mediante Certificado N° ___ de la Gerencia de Emisoras de fecha __ de __________ de 2001. En consecuencia, si la suscripción y reventa de las Obligaciones Negociables se realiza de la forma contemplada en este Prospecto y de acuerdo con las disposiciones de la Ley de Obligaciones Negociables, las Normas de la CNV y otras leyes y regulaciones aplicables y los fondos netos obtenidos de la emisión de las Obligaciones Negociables son utilizados en la forma prevista en este Prospecto y así se lo certifica a la CNV, los Requisitos de Exención Impositiva habrán sido cumplidos. En el caso de que esa exención no sea aplicable, según los términos de las Obligaciones Negociables, las Emisoras serán responsables por el pago de cualquier retención de forma tal que asegure que los Tenedores de las Obligaciones Negociables reciban el monto de interés estipulado en las Obligaciones Negociables, como si tal retención no hubiera sido exigida, excepto en los supuestos contemplados en las Obligaciones Negociables. Ver la sección *"Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales"*.

Impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario

Como consecuencia de la aplicación de la Ley N° 25.063, vigente a partir del 31 de diciembre de 1998, los costos en concepto de préstamos de las Emisoras han aumentado en forma significativa. Dicha ley incluyó un nuevo impuesto denominado como el impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario, que será pagado por determinados prestatarios, incluyendo los emisores de obligaciones negociables (tales como las Obligaciones Negociables). Este nuevo impuesto se aplica al pago de intereses sobre las obligaciones negociables en poder de personas jurídicas extranjeras y de personas residentes, sucesiones indivisas radicadas en el país, personas no residentes y préstamos otorgados a sujetos empresa por bancos habilitados en la Argentina. En el caso de las obligaciones negociables, la carga impositiva y la responsabilidad por los pagos corresponden al emisor. El impuesto es exigible al realizarse el pago del interés, sin considerar el período al cual se aplica dicho interés o si es un pago total o parcial. En el caso de obligaciones negociables (tales como las Obligaciones Negociables) el impuesto es del 15 % de la porción de interés abonada. Adicionalmente, dicha ley incrementó la alícuota del impuesto a las ganancias para sociedades del 33 % al 35 %, y estableció un impuesto del 1 % sobre los activos pertenecientes a las sociedades al cierre de cada ejercicio económico (impuesto a la ganancia mínima presunta). En el caso de emisión de obligaciones negociables bajo la par, se deberá ingresar el 15 % del descuento de emisión en la fecha en que se registre el ingreso de los fondos.

Impuesto a las ganancias derivadas de la venta o disposición de las Obligaciones Negociables

Las ganancias de capital obtenidas de la venta u otra disposición de las Obligaciones Negociables de personas físicas, residentes o no y de personas jurídicas extranjeras sin representación permanente en la Argentina no están actualmente sujetas al impuesto a las ganancias, siempre que las Emisoras cumplan con los requisitos de exención. De acuerdo con el Decreto N° 1.076/92, las ganancias que se originen en la venta u otra forma de disposición de las Obligaciones Negociables por parte de las Entidades Argentinas están sujetas al impuesto a las ganancias.

Impuesto a los bienes personales

De conformidad con lo dispuesto por la Ley N° 23.966 y sus modificatorias, las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina o el extranjero (en este último caso sólo con respecto a bienes situados en la Argentina, lo cual incluye las Obligaciones Negociables) están sujetas al impuesto a los

bienes personales que grava los bienes existentes al 31 de diciembre de cada año con una alícuota del 0,5 %, si el valor total de los bienes sujetos al impuesto no excede de $ 200.000, y una alícuota del 0,75 % si dicho valor es superior a $ 200.000. Respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina, dicho impuesto resulta aplicable sobre los bienes personales en la medida en que su valor, en conjunto, exceda de $ 102.300. El mencionado impuesto se calcula en base al valor de mercado si las obligaciones negociables tuvieran cotización, o al valor técnico (capital más intereses devengados) en caso de no existir tal cotización. A su vez, respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en el extranjero el referido impuesto grava con una alícuota del 0,75 % a la totalidad de los bienes situados en la Argentina acorde a un régimen especial de ingreso del gravamen de responsables sustitutos. De acuerdo con el artículo 26 de la Ley N° 23.966 y sus modificatorias, el régimen de responsable sustituto que permite la percepción de dicho impuesto en tales casos, no es aplicable a ciertos tipos de activos financieros, incluyendo las Obligaciones Negociables. Las personas físicas y sucesiones indivisas sujetas a este impuesto podrán tendrán derecho, sujetas a ciertas restricciones, a computar como pago a cuenta las sumas efectivamente pagadas en el exterior por gravámenes similares al mismo.

Las sociedades, empresas, establecimientos permanentes, patrimonios de afectación o explotaciones (las "Empresas") domiciliadas, radicadas o ubicadas en la Argentina o el exterior, posean o no un establecimiento permanente en la Argentina, no estarán en principio sujetas al impuesto a los bienes personales respecto de sus tenencias por cualquier título de las Obligaciones Negociables. Ver la sección "-- *Impuesto a la ganancia mínima presunta*". No obstante ello, cuando la titularidad directa de las Obligaciones Negociables corresponda a Empresas (con excepción, de acuerdo a lo previsto en el quinto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, de compañías de seguro, fondos abiertos de inversión, fondos de pensión o entidades bancarias o financieras cuyas casas matrices estén constituidas o radicadas en países en los que sus bancos centrales hayan adoptado los estándares internacionales del Comité de Bancos de Basilea) domiciliados, radicados o ubicados en el exterior en países que no apliquen regímenes de nominatividad de los valores negociables privados, de acuerdo a lo dispuesto en el cuarto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, se presumirá, sin admitir prueba en contrario, que las Obligaciones Negociables pertenecen a personas físicas o sucesiones indivisas domiciliadas o radicadas en la Argentina, por lo que se encontrarán sujetas al pago del impuesto a los bienes personales según se describió en el párrafo anterior, en cuyo caso la alícuota correspondiente al impuesto se elevará al 1 % (la "Presunción"). En este sentido, la legislación aplicable no aclara, atento a la derogación del artículo 6° de la Resolución General N° 4172/96 de la Dirección General Impositiva (la "DGI") de fecha 6 de junio de 1996, el alcance de la expresión "titular directo", por lo cual no puede determinarse si la Presunción se aplica a los tenedores por cualquier título de las Obligaciones Negociables o a los propietarios de las mismas (en particular, cuando las Obligaciones Negociables se encuentran representadas por certificados globales).

De conformidad con lo dispuesto por el Decreto N° 812/96 promulgado por el Poder Ejecutivo Nacional con fecha 22 de julio de 1996 (y con efecto para los bienes existentes a partir del 31 de diciembre de 1995), la Presunción no se aplica a los títulos privados representativos de deuda (i) con oferta pública autorizada por la CNV y (ii) que se negocien en bolsas o mercados de valores del país o del exterior. No se ha precisado aún, sin embargo, el alcance y significado de este último requisito. Las Obligaciones Negociables que se emitan en el marco del Programa fueron autorizadas para su oferta pública por la CNV y se ha solicitado autorización para cotizar las Obligaciones Negociables correspondientes a cada Clase en la BCBA, la Bolsa de Comercio de Luxemburgo y cualquier otro mercado según se especifica en el correspondiente Informe de Términos y Condiciones. En este sentido, la Resolución General N° 4203/96 de la DGI de fecha 1° de agosto de 1996 dispone que las entidades emisoras de obligaciones negociables cuya oferta pública hubiera sido autorizada por la CNV (como las Obligaciones Negociables), deberán aportar, cuando así lo requiera la DGI, copia certificada por la CNV de la resolución por la que se acuerda la referida autorización y constancia de su vigencia al 31 de diciembre del año al que corresponda la liquidación del impuesto. La falta de presentación de tales constancias dará lugar a la obligación de ingreso del gravamen determinado conforme a la ley.

Por otra parte, la Presunción será aplicable en caso de que las Obligaciones Negociables dejaran en cualquier momento de cumplir con los requisitos de autorización de oferta pública y cotización establecidos por el Decreto N° 812/96 para la exclusión de la misma. En tal caso, de conformidad con el segundo párrafo del artículo 29 del Decreto N°127/96 modificado por el Decreto N° 812/96, la Presunción sólo comprenderá a las Empresas domiciliadas o radicadas en el exterior que, por su naturaleza jurídica o sus estatutos, (i) tengan por actividad principal realizar inversiones fuera de la jurisdicción de su país de constitución y/o (ii) no puedan ejercer en la misma ciertas operaciones y/o inversiones expresamente determinadas en el régimen legal o estatutario que las

regula (las "Sociedades Inversoras Extranjeras"). La Resolución General N° 4172/96 de la DGI y sus modificatorias prevé, además, que las Sociedades Inversoras Extranjeras quedarán comprendidas en la Presunción si su capital o, en el caso de establecimientos estables, el de la Empresa a que pertenecen se encuentra representado por acciones u otros valores negociables que no sean considerados nominativos por la legislación vigente en la materia en el país de constitución. Si en cualquier momento las Obligaciones Negociables dejaran de cumplir con los requisitos de exención del impuesto a los bienes personales dispuestos en el Decreto N° 812/96, las sociedades emisoras deberán requerir, en los casos en que así lo indique la DGI, la acreditación de que los "titulares directos" de los títulos o, tratándose de establecimientos permanentes, las empresas a las que pertenecen, no califican como Sociedades Inversoras Extranjeras. El artículo 7 de la Resolución N° 4172/96 de la DGI determina la documentación que las entidades, sociedades y empresas mencionadas en el mismo deberán requerir a los "titulares directos" de las Obligaciones Negociables. De no producirse la acreditación requerida en el plazo, forma y condiciones dispuestas por la DGI, las sociedades emisoras deberán ingresar con carácter de pago único y definitivo, por los bienes comprendidos en la Presunción existentes al 31 de diciembre, el 1 % del valor de los mismos, determinado conforme a la ley. Si una sociedad emisora pagase el impuesto argentino a los bienes personales por un titular de participaciones en las Obligaciones Negociables, estaría autorizada para recuperar de dicho titular los montos pagados, pudiendo sin limitación alguna, retener o ejecutar los activos que originaron dicho pago.

Atento a que la reglamentación del impuesto a los bienes personales fue sometida a sucesivas modificaciones, y a que no ha sido aún interpretada por los tribunales o autoridades fiscales responsables de su aplicación, no puede asegurarse la aplicación o interpretación que de dicha reglamentación efectúen los mismos. En consecuencia, los compradores potenciales de las Obligaciones Negociables deben consultar a sus asesores impositivos con relación a las consecuencias impositivas relativas a la aplicación del impuesto a los bienes personales.

Impuesto a la ganancia mínima presunta

La Ley N° 25.063 y sus modificatorias, crea por el término de diez años el impuesto a la ganancia mínima presunta. En particular, el tributo grava la tenencia de obligaciones negociables como parte integrante del activo cuyo valor en conjunto supere la suma de $ 200.000, de sociedades domiciliadas en el país, asociaciones civiles y fundaciones, empresas o explotaciones unipersonales, fideicomisos, ciertos fondos comunes de inversión, en todos los casos constituidos en el país, y establecimientos estables pertenecientes a sujetos del exterior, incluso pertenecientes a fondos comunes de inversión del exterior o a estados extranjeros, en tanto actúen como entes del derecho privado. Dicho impuesto es complementario del impuesto a las ganancias en función de que este último grava las utilidades obtenidas al cierre de cada ejercicio económico, en tanto el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de determinados activos productivos al cierre de cada ejercicio económico con una alícuota del 1 %. Los sujetos obligados al pago del impuesto a la ganancia mínima presunta, determinarán el impuesto en sus estados contables sobre el activo resultante al cierre de cada ejercicio económico anual hasta el 30 de diciembre de 2008, y deberán ingresar o tributar el 1 % sobre dicho activo, en el caso particular, el 1 % sobre el valor asignado a las obligaciones negociables. Dicho valor se determinará, en el caso de obligaciones negociables que coticen en bolsas o mercados, al último valor de cotización a la fecha de cierre del ejercicio y, en el caso de obligaciones negociables que no coticen en bolsas o mercados, a su costo, incrementado, de corresponder, con los intereses y diferencias de cambio que se hubieran devengado a la fecha de cierre del ejercicio.

Impuesto sobre los créditos y débitos en cuentas bancarias

La Ley N° 25.413 (la "Ley de Competitividad") y sus modificatorias, estableció un impuesto sobre los créditos y débitos en cuentas bancarias abiertas en entidades regidas por la Ley N° 21.526 (la "Ley de Entidades Financieras"). El gravamen se encuentra a cargo del titular de la cuenta bancaria respectiva, mientras que las entidades financieras deberán actuar como agentes de liquidación y percepción del mismo. La Ley de Competitividad dispone que el Poder Ejecutivo Nacional se encuentra facultado para establecer su alícuota hasta un 0,6 % y para disponer que dicho gravamen constituya, en forma parcial o total, un pago a cuenta de todos o algunos de los impuestos y contribuciones sobre la nómina salarial (con la única excepción de las correspondientes al régimen nacional de obras sociales), cuya aplicación, percepción y fiscalización se encuentre a cargo de la Administración Federal de Ingresos Públicos. En ejercicio de dichas facultades, el Poder Ejecutivo Nacional dispuso, mediante el dictado del Decreto N° 969/01 de fecha 30 de julio de 2001, (i) eximir de la aplicación del gravamen a las cajas de ahorro, (ii) fijar su alícuota general en 0,6 %, y (iii) la posibilidad de computar como pago

a cuenta de impuestos (incluyendo impuestos a las ganancias, a la ganancia mínima presunta y al valor agregado) y/o contribuciones de la nómina salarial (excepto las correspondientes al régimen nacional de obras sociales) hasta un 58 % de los importes ingresados por dicho concepto.

Conforme lo descripto en el párrafo precedente, los Tenedores de Obligaciones Negociables residentes en la Argentina que no se encuentren alcanzados por cualquiera de las exenciones dispuestas por la Ley de Competitividad y sus modificatorias, soportarán la incidencia del gravamen sobre cada pago que se acredite en sus respectivas cuentas corrientes bancarias abiertas en entidades regidas por la Ley de Entidades Financieras.

Otros impuestos

Los pagos de interés de las Obligaciones Negociables (incluyendo el descuento de emisión inicial, si lo hubiera) no estarán sujetos al impuesto al valor agregado argentino en tanto los Requisitos de Exención Impositiva se hayan cumplido con respecto de las Obligaciones Negociables. En el territorio federal de la Argentina no se grava con impuestos a la transmisión gratuita de bienes a herederos, donantes, legatarios o donatarios. Ningún impuesto a la transferencia de valores negociables, impuesto de sellos, impuesto a la emisión, registro o similares debe ser pagado por los Obligacionistas. De acuerdo con lo previsto en el artículo 38 de la Ley de Obligaciones Negociables, si no se cumpliesen los Requisitos de Exención Impositiva, las Emisoras pagarán, sujeto a los términos y condiciones de las Obligaciones Negociables, todo impuesto que se aplique a los inversores. En el caso de que fuera necesario iniciar acciones judiciales en relación con las Obligaciones Negociables ante los tribunales de la ciudad de Buenos Aires, se deberá abonar una tasa de justicia (actualmente del 3 % sobre el monto reclamado).

SUSCRIPCION Y VENTA

Las Obligaciones Negociables pueden ser ofrecidas y vendidas directamente por las Emisoras o a través de cualquier otro Colocador o Agente que las Emisoras podrán oportunamente designar, conforme a lo dispuesto en el contrato de suscripción o colocación, o tal otro acuerdo en relación con la venta inicial de las Obligaciones Negociables de cada Clase o Serie. Cualquier Colocador o Agente será especificado en el correspondiente Informe de Términos y Condiciones. Si cualesquiera Colocadores o Agentes de las Emisoras se encuentran involucrados en la venta de las Obligaciones Negociables respecto de la cual el presente Prospecto es entregado, los nombres de tales Colocadores o Agentes y cualquier precio de compra de los Colocadores o comisión de los Agentes, según sea el caso, se especificará o se facilitará su cálculo en el Informe de Términos y Condiciones correspondiente. Los fondos netos para las Emisoras de tal venta serán el precio de compra menos tal comisión o precio de compra, según sea el caso, menos, en cada caso, los gastos de emisión resultantes.

Las Obligaciones Negociables serán ofrecidas al público en la Argentina de acuerdo con los términos de la autorización de oferta pública otorgada por la CNV y sólo a través de Agentes o Colocadores autorizados por la legislación argentina y por las Emisoras.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables ofrecidas en el presente conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de valores negociables de ninguno de sus estados y, a menos que se obtenga dicha autorización, no podrán ser ofrecidas ni vendidas dentro de los Estados Unidos o sus dominios ni a ninguna Persona de los Estados Unidos excepto a QIBs o a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos y conforme a cualquier otra ley aplicable. Las Obligaciones Negociables ofrecidas de acuerdo con el presente no son transferibles, excepto de acuerdo con las restricciones descriptas más arriba. Ver la sección "*Restricciones a la transferencia*".

Asimismo, hasta 40 (cuarenta) días después de la distribución de cualquier Clase de Obligaciones Negociables, una oferta o venta de las Obligaciones Negociables dentro de los Estados Unidos por un Colocador (sea que participe o no de la oferta) podría violar los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos si la oferta o venta se realizara de otra forma que no sea de acuerdo con la Resolución 144A o en transacciones de otra forma exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos. Ver la sección "*Restricciones a la transferencia*".

Cada Clase de Obligaciones Negociables estará sujeta también a las restricciones de venta adicionales de los Estados Unidos conforme a lo que acuerden las Emisoras y los Colocadores o Agentes correspondientes y según lo indicado en el Informe de Términos y Condiciones correspondiente. Cada uno de los Colocadores o Agentes acordarán ofrecer, vender o entregar las Obligaciones Negociables sólo en cumplimiento con esas restricciones de venta adicionales.

Cada Colocador o Agente convendrá que: (1) no ofrecerá ni venderá las Obligaciones Negociables en el Reino Unido antes de que expire el período de 6 (seis) meses desde la fecha de emisión de una Clase de Obligaciones Negociables, excepto a personas cuya actividad comercial sea comprar, detentar, administrar o disponer de inversiones, por cuenta propia o de terceros, en la esfera de sus negocios o de otra forma en circunstancias en las cuales no se constituya una oferta pública en el Reino Unido dentro de lo establecido por la *Public Offers of Securities Regulations 1995*; (2) cumplirá con todas las disposiciones pertinentes de la *Financial Services Act 1986* (Ley de Servicios Financieros), correspondientes a cualquier acto en relación con las Obligaciones Negociables que de cualquier manera involucre al Reino Unido; y (3) solamente emitirá o entregará en el Reino Unido cualquier documento recibido en relación con la emisión de las Obligaciones Negociables, si esa persona reúne los requisitos descriptos en el artículo 11(3) de la *Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996* o a una persona a quien se le pueda emitir o entregar el documento legítimamente.

Cada Colocador o Agente convendrá que no ha ofrecido ni vendido, ni ofrecerá ni venderá ninguna Obligación Negociable (i) como parte de su distribución en cualquier momento o (ii) en cualquier momento hasta el vencimiento del Período Restringido aplicable, dentro de los Estados Unidos o a la cuenta o beneficio de una Persona de los Estados Unidos excepto conforme a una solicitud de oferta pública vigente bajo la Ley de Títulos Valores de los Estados Unidos o (A) conforme a la Resolución 903 de la Regulación S y (B) a QIBs o a Inversores Institucionales Acreditados cada uno de los cuales (AA) adquiera Obligaciones Negociables de un monto de Capital total de no

menos de U$S 250.000 a su propia cuenta y para cada cuenta que ejerce control para la que está adquiriendo Obligaciones Negociables y (BB) suscribe y entrega una carta substancialmente similar al modelo que se adjunta al Contrato de Fideicomiso. El Colocador o Agente también habrá acordado que no ha ofrecido ni vendido, y que no ofrecerá ni venderá, ninguna Obligación Negociable fuera de los Estados Unidos, excepto conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos.

Excepto en la Argentina y a menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, no se ha iniciado ni se iniciará tramitación alguna en ninguna jurisdicción, (a menos que las Obligaciones Negociables pertenezcan a una Clase que prevea la presentación de una solicitud de autorización de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos) que autorizaría una oferta pública de las Obligaciones Negociables o la posesión o distribución de este Prospecto o cualquier documento de divulgación o cualquier modificación o suplemento de los mismos o cualquier otro material relacionado con las Obligaciones Negociables en ningún país ni jurisdicción donde sea necesaria una tramitación a tal efecto. Todo Colocador o Agente cumplirá con las leyes y regulaciones aplicables en todas aquellas jurisdicciones en las cuales adquiera, ofrezca, venda, o entregue Obligaciones Negociables, o aquéllas en las que tenga en posesión o distribuya cualquier prospecto preliminar o Prospecto o cualquier modificación o suplemento del mismo u otro material a tal efecto.

MATERIAS LEGALES

La validez de la emisión de las Obligaciones Negociables conforme a la legislación argentina será analizada en forma limitada para las Emisoras por *Muñoz de Toro & Muñoz de Toro*, asesores legales de las Emisoras respecto de la legislación argentina.

AUDITORES

Los estados contables anuales de Pampeana y Sur correspondientes a cada uno de los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 han sido incluidos en el presente Prospecto de conformidad con el informe de auditoría que aparece a partir de la página E-1 del presente, emitido por *PricewaterhouseCoopers*, contadores públicos independientes, registrados ante el Registro de Asociación de Profesionales Universitarios del Consejo Profesional de Ciencias Económicas de la Capital Federal (Tomo 1 - Folio 77), expertos en el área de contabilidad y auditoría de las Sociedades. Asimismo, se han incluido en el presente los estados contables correspondientes a los períodos económicos finalizados el 30 de junio de 2001 y 2000. En lo que respecta a los estados contables al 30 de junio de 2001, *PricewaterhouseCoopers* ha indicado que ha efectuado una revisión limitada de los mismos. Una revisión limitada tiene un alcance sustancialmente menor a una auditoría y, por lo tanto, *PricewaterhouseCoopers* no ha emitido opinión alguna respecto de dichos estados contables. En este sentido, los inversores deberían contemplar especialmente dicha situación con respecto a su análisis sobre los mencionados estados contables trimestrales. Los estados contables de las Sociedades al 30 de junio de 2000 han sido incluidos en el presente de conformidad con el informe de *PricewaterhouseCoopers*, contadores públicos independientes.

INFORMACION GENERAL

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Comercio de Luxemburgo (o en cualquier otra bolsa o mercado que se indique en el Informe de Términos y Condiciones correspondiente). Con anterioridad a la cotización en la Bolsa de Comercio de Luxemburgo, una notificación legal respecto de la emisión de las Obligaciones Negociables, el acta constitutiva y los estatutos de las Emisoras serán depositados con el *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, donde se podrán revisar u obtener copias de los documentos mencionados. Se podrá solicitar autorización para cotizar las Obligaciones Negociables emitidas conforme al Programa en la BCBA.

Se podrán solicitar copias en inglés de los estatutos de las Emisoras, el Contrato de Fideicomiso, todo suplemento o Informe de Términos y Condiciones y los estados contables anuales y trimestrales de las Emisoras durante el plazo de vigencia de las Obligaciones Negociables en las oficinas de Kredietbank S.A. Luxembourgeoise, agente de cotización en la Bolsa de Comercio de Luxemburgo, si las Obligaciones Negociables cotizan en dicha bolsa. Podrá solicitarse copia de dichos documentos en español en la sede social de las Sociedades.

Desde el 31 de diciembre de 2000, fecha de los últimos estados contables auditados de las Emisoras incluidos en el presente Prospecto, no se ha producido ningún cambio substancial desfavorable en la situación patrimonial o de otra índole de las Emisoras, ni en sus resultados, operaciones, actividades o perspectivas. Las Emisoras no son parte en ningún litigio, arbitraje o procedimiento administrativo relativo a reclamos de derechos o montos que resulten relevantes en el contexto de la emisión de las Obligaciones Negociables en el marco del Programa o que podrían afectar significativa o adversamente su capacidad de cumplir con las obligaciones en virtud de las Obligaciones Negociables y, al mejor saber y entender de las Emisoras, no existe ni es inminente ningún litigio, arbitraje o procedimiento administrativo de significación.

Las Emisoras fueron constituidas como sociedades anónimas de conformidad con las leyes de la Argentina el 24 de noviembre de 1992 por un período de 99 años, constituyendo el domicilio de la sede social en la ciudad de Buenos Aires.

El 29 de septiembre de 1994 la CNV aprobó, las modificaciones en la razón social de las Sociedades de Distribuidora de Gas Pampeana S.A. y Distribuidora de Gas del Sur S.A. a "Camuzzi Gas Pampeana S.A." y "Camuzzi Gas del Sur S.A.", respectivamente, cambios que fueron adoptados el 28 de julio de 1994.

La emisión de las Obligaciones Negociables en virtud del Contrato de Fideicomiso fue autorizada por resoluciones de las asambleas ordinarias de las Emisoras celebradas el __ de _________ de 2001 y por resoluciones de los Directorios de las Emisoras del __ de _________ de 2001.

Se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales emitidas al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos sean aceptadas para su negociación a través de Euroclear o Clearstream. Asimismo, se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales Nominativas sean aceptadas para su negociación a través de DTC. También se solicitará autorización para que las Obligaciones Negociables representadas por una Obligación Negociable Global Restringida sean aceptadas para su negociación a través del sistema PORTAL. El Informe de Términos y Condiciones correspondiente especificará el código común y los números ISIN, CUSIP y/o CINS, según sea el caso, para la Obligación Negociable Global correspondiente. Si las Obligaciones Negociables fueran negociadas a través de un sistema de compensación adicional o alternativo, la información respectiva se incluirá en el Informe de Términos y Condiciones correspondiente.

ESTADOS CONTABLES

Estados contables de Camuzzi Gas Pampeana S.A.

Estados contables sujetos a revisión limitada correspondientes al período de seis meses finalizado el 30 de junio de 2001 y estados contables auditados al 30 de junio de 2000

Informe de los auditores
Balance trimestral
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance trimestral consolidado para el período económico de seis meses finalizado el 30 de junio de 2001 y 2000
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance general consolidado
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 1999 y 1998

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance general consolidado
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

Estados contables de Camuzzi Gas del Sur S.A.

EMISORAS

Camuzzi Gas Pampeana S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

Camuzzi Gas del Sur S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

ASESORES LEGALES

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Puerto Madero
Av. Alicia Moreau de Justo 740, Loft 212
C1107AAP Buenos Aires
Argentina

AUDITORES

PricewaterhouseCoopers
Puerto Viamonte
Av. Alicia Moreau de Justo 270, 2° Piso
C1107AAF Buenos Aires
Argentina

FIDUCIARIO, AGENTE DE REGISTRO
Y AGENTE PRINCIPAL DE PAGO

The Bank of New York
101 Barclay Street, 21W
Nueva York, Nueva York 10236
Estados Unidos de América

AGENTE DE TRANSFERENCIA
Y AGENTE DE PAGO

The Bank of New York
London Branch
46 Berkeley Street
Londres WIX 6AA
Reino Unido

CO-AGENTE DE REGISTRO Y AGENTE DE PAGO

Banco Río de la Plata S.A.
Bartolomé Mitre 480
C1036AAH Buenos Aires
Argentina

[ESTA PAGINA HA SIDO DEJADA INTENCIONALMENTE EN BLANCO]

No se ha autorizado a persona alguna a que brinde información o preste declaraciones en relación con la oferta descripta en el presente, fuera de las de este Prospecto y, en caso contrario, no deberán ser consideradas como autorizadas por las Sociedades Emisora o ninguna otra persona. Ni la entrega de este Prospecto ni cualquier venta realizada al amparo del mismo implicará que no ha habido cambios significativos en las operaciones de las Sociedades ni que la información contenida en el mismo sea correcta en cualquier momento posterior a su fecha. Este Prospecto no constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores más allá de los referidos en el mismo, ni constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores en ninguna circunstancia en la que la misma fuera ilegítima.

INDICE

PROGRAMA DE EMISION

DE OBLIGACIONES NEGOCIABLES

DE MEDIANO PLAZO

VN U$S 300.000.000

CAMUZZI GAS PAMPEANA S.A.

CAMUZZI GAS DEL SUR S.A.

PROSPECTO

Organizadores

[COMPLETAR]

__ de octubre de 2001

ANEXO II

ACTA N° 30: En la ciudad de Buenos Aires, a los 16 días del mes de octubre de 2001, siendo las 11,30 horas, se reúnen en Asamblea General Ordinaria y Extraordinaria, en la sede social, los señores accionistas de CAMUZZI GAS PAMPEANA S.A. que figuran detallados al folio N° 34 del Libro de Depósito de Acciones y Registro de Asistencia a Asambleas N° 1, hallándose presentes 5 accionistas, señores Pedro Serrano Espelta, en representación de Sodigas Pampeana S.A., Cynthia Vignolo Bustos en representación de Siembra AFJP SA Fondo CDV Negociable, Raúl Carlos Favreaud en representación de Orígenes AFJP SA Fondo Negociable y Orígenes AFJP Encaje Negociable, Esteban Pereiro González en representación de Máxima S.A. AFJP Fondo de Jubilaciones y Pensiones, representando el 96,02 % del Capital Social, por la suma de $ 320.018.294.- en acciones escriturales clases A, B y C, con derecho a 320.018.294 votos, con la asistencia de miembros del Directorio y de la Comisión Fiscalizadora. Asimismo, se encuentra presente el Cdor. Alejandro Romano, en representación de la Bolsa de Comercio de Buenos Aires. Acto seguido, en ausencia del señor Presidente se designa al señor Director José Luis Bianco, quien la palabra el señor e informa que, habiéndose cumplido con las disposiciones legales vigentes en materia de Convocatoria a Asamblea, existiendo quórum y hallándose presente el 96,02 % del Capital Social, se procede a dar por constituida la Asamblea y se pasa a tratar el siguiente Orden del Día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la presente asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la

documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Seguidamente, pasa a considerar los puntos del Orden del Día:

PRIMER PUNTO

A propuesta del representante del accionista Sodigas Pampeana S.A. señor Pedro Serrano Espelta, se aprueba por unanimidad la designación de los señores accionistas Sodigas Pampeana S.A. y Siembra AFJP S.A. Fondo CDV Negociable para refrendar las deliberaciones y decisiones que consten en el acta de asamblea.

Seguidamente, se pone a consideración de los señores accionistas el segundo punto del Orden del Día.

SEGUNDO PUNTO

Manifiesta a continuación el señor Bianco que el Directorio de la Sociedad, en atención al desarrollo de los negocios sociales, ha juzgado oportuno someter a la consideración de los señores accionistas la ampliación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A., que fuera autorizado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 y por Certificado N° 136 de la Comisión Nacional de Valores (la "CNV") de fecha 6 de diciembre de 1996 (el "Programa"), extendiendo el monto máximo en circulación de un valor nominal de doscientos millones de dólares estadounidenses (VN U$S 200.000.000) o su equivalente en otra u otras monedas, hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otra u otras monedas.

Asimismo, el señor Bianco informa que, de conformidad con lo dispuesto por las normas de la CNV en el sentido de que toda emisión o re-emisión en el marco de un programa debe efectuarse dentro de los cinco años contados a partir de la autorización original, el vencimiento del Programa se produciría en diciembre de 2001. En este sentido, atento a lo próximo que dicho vencimiento resulta frente a las posibilidades de financiación que se presentan para la Sociedad a partir del referido aumento del monto máximo del Programa, resulta conveniente solicitar a la CNV una prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original. Manifiesta asimismo el señor Bianco que la prórroga del plazo de vencimiento del Programa le permitiría a la Sociedad utilizar en forma más eficiente los recursos adicionales que obtenga en virtud del aumento del monto y reduciría los costos y trámites que implicaría la creación de un nuevo programa de emisión.

Toma la palabra el representante del accionista Sodigas Pampeana S.A. y propone que se apruebe la siguiente moción: (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley N° 23.576 y sus modificatorias.

Puesta a votación la propuesta, y tras un amplio debate, la misma es aprobada por unanimidad.

TERCER PUNTO

Toma la palabra el señor Bianco quien manifiesta que resulta necesario delegar en el Directorio las facultades necesarias para la implementación de lo resuelto por la presente asamblea. Toma la palabra el representante del accionista Sodigas Pampeana S.A. quien, atento lo expresado por el señor Bianco, mociona para que se deleguen en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o

negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentatje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas del Sur S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Puesta a votación la propuesta, y tras un breve debate, la misma es aprobada por unanimidad.

No existiendo otros asuntos que considerar y siendo las 12,15, el señor Presidente da por finalizada la reunión, previa lectura y ratificación del acta.

ACTA N° 29: En la ciudad de Buenos Aires, a los 16 días del mes de octubre de 2001, siendo las 10,30 horas, se reúnen en Asamblea General Ordinaria y Extraordinaria, en la sede social, los señores accionistas de CAMUZZI GAS DEL SUR S.A. que figuran detallados al folio N° 34 del Libro de Depósito de Acciones y Registro de Asistencia a Asambleas N° 1, hallándose presentes 2 accionistas, señores Pedro Serrano Espelta, en representación de Sodigas Sur S.A. y Carlos Humberto Estevao en representación del Programa de Propiedad Participada, representando el 100 % del Capital Social, por la suma de $ 174.026.090.- en acciones escriturales clases A, B y C, con derecho a 174.096.090 votos, con la asistencia de miembros del Directorio y de la Comisión Fiscalizadora. Asimismo, se encuentra presente el Cdor. Alejandro Romano, en representación de la Bolsa de Comercio de Buenos Aires. Acto seguido, y en ejercicio de la Presidencia, toma la palabra el señor Director José Luis Bianco e informa que, habiéndose cumplido con las disposiciones legales vigentes en materia de Convocatoria a Asamblea, existiendo quórum y hallándose presente el 100 % del Capital Social, se procede a dar por constituida la Asamblea y se pasa a tratar el siguiente Orden del Día:

1°) Designación de dos accionistas para aprobar y firmar el acta a labrarse de la presente asamblea;

2°) Ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original;

3°) Delegación en el Directorio de las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con el punto precedente, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación

que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y periodo de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

4°) Consideración de la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062.

Seguidamente, pasa a considerar los puntos del Orden del Día:

PRIMER PUNTO

A propuesta del representante del accionista Sodigas Sur S.A. señor Pedro Serrano Espelta, se aprueba por unanimidad la designación todos los accionistas para refrendar las deliberaciones y decisiones q e consten en el acta de asamblea.

Seguidamente, se pone a consideración de los señores accionistas el segundo punto del Orden del Día.

SEGUNDO PUNTO

Manifiesta a continuación el señor Bianco que el Directorio de la Sociedad, en atención al desarrollo de los negocios sociales, ha juzgado oportuno someter a la consideración de los señores accionistas la ampliación del Programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A., que fuera autorizado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 y por Certificado N° 136 de la Comisión Nacional de Valores (la "CNV") de fecha 6 de diciembre de 1996 (el "Programa"), extendiendo el monto máximo en circulación de un valor nominal de doscientos millones de dólares estadounidenses (VN U$S 200.000.000) o su equivalente en otra u otras monedas, hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otra u otras monedas.

Asimismo, el señor Bianco informa que, de conformidad con lo dispuesto por las normas de la CNV en el sentido de que toda emisión o re-emisión en el marco de un programa debe efectuarse dentro de los cinco años contados a partir de la

autorización original, el vencimiento del Programa se produciría en diciembre de 2001. En este sentido, atento a lo próximo que dicho vencimiento resulta frente a las posibilidades de financiación que se presentan para la Sociedad a partir del referido aumento del monto máximo del Programa, resulta conveniente solicitar a la CNV una prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original. Manifiesta asimismo el señor Bianco que la prórroga del plazo de vencimiento del Programa le permitiría a la Sociedad utilizar en forma más eficiente los recursos adicionales que obtenga en virtud del aumento del monto y reduciría los costos y trámites que implicaría la creación de un nuevo programa de emisión.

Toma la palabra el representante del accionista Sodigas Sur S.A. y propone que se apruebe la siguiente moción: (i) autorizar la ampliación del Programa extendiendo el monto máximo en circulación hasta un valor nominal de trescientos millones de dólares estadounidenses (VN U$S 300.000.000) o su equivalente en otras monedas, conforme los términos y condiciones del Programa; (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular: a) la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley N° 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la CNV y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas; (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original; y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de la Sociedad que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley N° 23.576 y sus. modificatorias.

Puesta a votación la propuesta, y tras un amplio debate, la misma es aprobada por mayoría con el voto afirmativo de Sodigas Sur S.A., titular de 156.623.481 acciones con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada, titular de 17.402.609 acciones con derecho a 17.402.609 votos.

TERCER PUNTO **01158**

Toma la palabra el señor Bianco quien manifiesta que resulta necesario delegar en el Directorio las facultades necesarias para la implementación de lo resuelto por la presente asamblea. Toma la palabra el representante del accionista Sodigas Sur S.A. quien, atento lo expresado por el señor Bianco, mociona para que se deleguen en el Directorio de la Sociedad todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de

la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la *Securities and Exchange Commission* de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentaje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas Pampeana S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa.

Puesta a votación la propuesta, y tras un breve debate, la misma es aprobada por mayoría con el voto afirmativo de Sodigas Sur S.A., titular de 156.623.481 acciones con derecho a 156.623.481 votos y la abstención del Programa de Propiedad Participada, titular de 17.402.609 acciones con derecho a 17.402.609 votos.

CUARTO PUNTO

A continuación, el señor Bianco manifiesta que resulta conveniente la adquisición de dos equipos servidores de información de tecnología RISC, marca IBM, AS 400 modelo 720 uno con procesador 9406-2061 y otro con procesador 9406-2062. En tal sentido y de conformidad con lo informado por el management, estos equipos permitirán a la Compañía una optimización en el intercambio de información con las distintas unidades operativas. Luego de una breve deliberación, los señores Accionistas resuelven por unanimidad autorizar la compra de ambos equipos.

A continuación, a propuesta del señor representante del accinista Sodigas Sur S.A., los señores Accionistas resuelven por unanimidad incorporar el siguiente punto al orden del día:

QUINTO PUNTO

Reemplazo de un Director Titular: Toma la palabra el representante de Sodigas Sur S.A. y manifiesta que el señor Director Héctor Madariaga manifesto su intención de ceder la titularidad del cargo de Director Titular al Director Suplente Santiago Albarracín, por lo que propone el reemplazo de este Director. A continuación, y luego de una breve deliberación, los señores Accionistas resuelven por unanimidad

designar como Director Titular al señor Santiago Federico Albarracín y como Director Suplente al señor Héctor Madariaga. Asimismo, y de conformidad con lo dispuesto por la Resolución General nº 340 de la Comisión Nacional de Valores el representante del Accionista Sodigas Sur S.A. manifiesta que los señores Albarracín y Madariaga revisten en carácter de "no independiente".

No existiendo otros asuntos que considerar y siendo las 11 horas, se da por finalizada la reunión, previa lectura y ratificación del acta.

ANEXO III

ACTA N° 162: En la ciudad de Buenos Aires, a los 24 días del mes de octubre de 2001, siendo las 13 horas, se reúnen en reunión unánime autoconvocada los Directores y Síndicos de CAMUZZI GAS PAMPEANA S.A. que firman al pie, señores Martín Juan Blaquier, Vicente Serra, Gianni Fanin, José Luis Bianco, Santiago Albarracín, Angeles Alcolumbre en representación del señor Michael Morgan y Alfredo O'Farrell en representación de Héctor Madariaga, los dos últimos según cartas poderes que se adjuntan a los archivos del Directorio. Preside la reunión, en ausencia del señor Presidente, el señor Vicepresidente Martín Juan Blaquier quien declara abierto el acto y manifiesta que la presente reunión tiene por objeto considerar el siguiente orden del día: *1) Implementación parcial de lo resuelto por la asamblea extraordinaria de accionistas de la Sociedad de fecha 16 de octubre de 2001 (la "Asamblea") en relación con el programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas del Sur S.A. ("Gas del Sur"), aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 (el "Programa"); y 2) consideración, atento a la situación actual de los mercados, las diversas alternativas de financiamiento para la Sociedad.* Informa el señor Vicepresidente que la Asamblea aprobó, entre otros puntos, (i) la ampliación del monto máximo del Programa, extendiendo su monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones del mismo; y (ii) la prórroga del plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original. Expresa el señor Vicepresidente que, atento a las necesidades de financiamiento de la Sociedad y a que la emisión de obligaciones negociables en el marco del Programa ha resultado un instrumento de suma utilidad para lograr dicho financiamiento, resulta conveniente decidir sobre los siguientes puntos:

PUNTO 1)

El señor Vicepresidente propone: (i) Subdelegar en los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton y Marcelo Adrian Martinó, para que en forma conjunta dos cualesquiera de ellos ejerciten las facultades delegadas al Directorio por los señores Accionistas en la Asamblea de fecha 16 de octubre de 2001, por un período de tres meses a partir de la fecha de la presente, prorrogable a su vez a opción del Directorio, todo ello de conformidad con lo establecido en la Resolución General N° 368/01 y modificatorias de la Comisión Nacional de Valores, a saber: *"todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las*

autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii) la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la Securities and Exchange Commission de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentatje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas del Sur S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa."; y (ii) Autorizar a los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton, Marcelo Adrian Martinó, Fernando Muñoz de Toro, Ricardo Muñoz de Toro, Fabián D'Aiello y Sebastián Córdova Moyano, para efectuar conjunta o indistintamente ante la Comisión Nacional de Valores, la Bolsa de Comercio de Buenos Aires y otras entidades intervinientes, todos los actos necesarios y/o convenientes vinculados con la implementación de lo resuelto por la Asamblea, facultándolos a adjuntar y/o desglosar presentaciones y documentos, suscribir y/o inicialar los mismos, contestar vistas, publicar avisos, suministrar las indicaciones y aclaraciones que se soliciten y realizar, en general, todos aquellos actos vinculados a los fines antes mencionados, sea ante las instituciones referidas o ante las que oportunamente consideren necesario o conveniente presentarse por las mismas causas. Sometida al Directorio la propuesta del señor

Vicepresidente, y luego de un breve debate, la misma resulta aprobada por unanimidad.

PUNTO 2)

Nuevamente en uso de la palabra, el señor Vicepresidente manifiesta que, en el marco de lo resuelto por la Asamblea, y atento a las necesidades de financiamiento de la Sociedad y a la compleja situación que atraviesan los mercados en general y la Argentina en particular, resulta conveniente iniciar gestiones con distintas entidades financieras que (i) puedan actuar como suscriptoras en firme de una co-emisión con Gas del Sur de obligaciones negociables en el marco del Programa por un valor nominal de hasta U$S 130.000.000 (las "Obligaciones Negociables") o, (ii) en caso de que los tiempos requeridos para la implementación de dicha emisión o las condiciones imperantes en el mercado impidan su concreción, puedan otorgar a la Sociedad un préstamo bancario sindicado por el mismo monto, en forma solidaria con Gas del Sur (el "Préstamo"), el cual será reemplazado en el futuro por una emisión de obligaciones negociables en el marco del Programa, cuando se considere conveniente y sujeto a la situación de los mercados. Expresa el señor Vicepresidente que, en relación con este último punto, y por las mismas consideraciones efectuadas al aprobarse la co-emisión de obligaciones negociables con Gas del Sur en el marco del Programa, resulta conveniente que, de optarse por implementar dicho Préstamo, el mismo se asuma también en forma solidaria con Gas del Sur. Por lo expuesto, el señor Vicepresidente manifiesta que, en el marco de las facultades subdelegadas y de las autorizaciones conferidas en esta reunión, resulta oportuno autorizar expresamente a los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton y Marcelo Adrián Martinó, en forma conjunta dos cualesquiera de ellos, a los efectos de que (i) negocien y, en su caso, suscriban en términos sustancialmente similares a los documentos que en copia se anexan a los archivos del Directorio, identificados como: Carta Mandato, Resumen de Términos y Condiciones y Mandato de Refinanciación Exclusiva, documentos que son inicialados por los Directores Angeles Alcolumbre y José Luis Bianco, (ii) designen y contraten a las entidades bancarias públicas o privadas que estimen convenientes a dichos fines, y/o (iii) realicen, en general, todos aquellos actos vinculados a los fines antes mencionados, a fin de implementar la suscripción en firme de las Obligaciones Negociables o, en su caso, el otorgamiento del Préstamo, con cargo de informar a este Directorio acerca de las gestiones realizadas. Sometido el punto a consideración de los presentes, y luego de un breve debate, se resuelve aprobar por unanimidad la propuesta del señor Vicepresidente. No existiendo otros asuntos que considerar y siendo las 14, el señor Vicepresidente da por finalizada la reunión. Lo testado "del señor" vale

Blasquiez Dennis Bianco

ACTA N° 157: En la ciudad de Buenos Aires, a los 24 días del mes de octubre de 2001, siendo las 14 horas, se reúnen en reunión unánime autoconvocada los Directores y Síndicos de CAMUZZI GAS DEL SUR S.A. que firman al pie, señores Martín Juan Blaquier, Vicente Serra, Gianni Fanin, José Luis Bianco, Santiago Albarracín, Roberto Jimeno y Angeles Alcolumbre en representación del señor Michael Morgan según carta poder que se adjunta a los archivos del Directorio. Preside la reunión, en ausencia del señor Presidente, el señor Vicepresidente Martín Juan Blaquier quien advirtiendo que existe quórum suficiente, declara abierto el acto y manifiesta que la presente reunión tiene por objeto considerar el siguiente orden del día: *1) Implementación parcial de lo resuelto por la asamblea extraordinaria de accionistas de la Sociedad de fecha 16 de octubre de 2001 (la "Asamblea") en relación con el programa global de co-emisión de obligaciones negociables simples no convertibles en acciones establecido por la Sociedad y Camuzzi Gas Pampeana S.A. ("Gas Pampeana"), aprobado por la asamblea de accionistas de la Sociedad celebrada el 8 de noviembre de 1996 (el "Programa"); y 2) consideración, atento a la situación actual de los mercados, las diversas alternativas de financiamiento para la Sociedad.* Informa el señor Vicepresidente que la Asamblea aprobó, entre otros puntos, (i) la ampliación del monto máximo del Programa, extendiendo su monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones del mismo; y (ii) la prórroga del plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original.

Expresa el señor Vicepresidente que, atento a las necesidades de financiamiento de la Sociedad y a que la emisión de obligaciones negociables en el marco del Programa ha resultado un instrumento de suma utilidad para lograr dicho financiamiento, resulta conveniente decidir sobre los siguientes puntos:

PUNTO 1.

El señor Vicepresidente propone: (i) Subdelegar en los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton y Marcelo Adrian Martinó, para que en forma conjunta dos cualesquiera de ellos ejerciten las facultades delegadas al Directorio por los señores Accionistas en la Asamblea de fecha 16 de octubre de 2001, por un período de tres meses a partir de la fecha de la presente, prorrogable a su vez a opción del Directorio, todo ello de conformidad con lo establecido en la Resolución General N° 368/01 y modificatorias de la Comisión Nacional de Valores, a saber: *"todas las facultades necesarias para llevar a cabo todos los actos necesarios o convenientes a los fines de implementar las resoluciones adoptadas en relación con los puntos precedentes, incluyendo (a) la facultad de solicitar (i) la autorización para la ampliación del monto del Programa y la prórroga de su plazo de vencimiento ante las autoridades competentes, incluyendo la Comisión Nacional de Valores y (ii)*

la cotización y/o negociación de las obligaciones negociables, en los casos que se estime conveniente, en las bolsas y mercados del país y/o del exterior que la asamblea, o el Directorio por delegación de la misma, determine, encontrándose asimismo facultado para celebrar todo tipo de acuerdos con instituciones financieras para su colocación en el mercado local y/o internacional; (b) la facultad de introducir todas las modificaciones que resulten necesarias o convenientes para reflejar el aumento del monto del Programa y la prórroga del plazo de su vencimiento en la documentación relativa al Programa, incluyendo los acuerdos y contratos oportunamente celebrados con relación al mismo y el correspondiente prospecto de emisión y, en su caso, celebrar nuevos acuerdos, contratos o enmiendas y preparar la restante documentación que resulte necesaria a los fines antedichos, cumpliendo con las notificaciones y presentaciones ante la Comisión Nacional de Valores, la Securities and Exchange Commission de los Estados Unidos, la Bolsa de Comercio de Buenos Aires, el Mercado Abierto Electrónico S.A. y demás organismos intervinientes según lo requiera la legislación aplicable; (c) la facultad de determinar la fecha de emisión, monto, forma, pago, tasa y período de interés y/o precio de colocación -según corresponda-, y demás condiciones y características de las emisiones de obligaciones negociables a efectuarse en el marco del Programa, las que podrán comprender diversas clases y/o series, incluyendo la facultad de acordar y determinar el porcentatje de participación de la Sociedad en la co-emisión con respecto a Camuzzi Gas Pampeana S.A.; y (d) la facultad de efectuar cualquier acto, presentación o tramitación relativa a la implementación de las resoluciones que adopte la asamblea ante bolsas de comercio, entidades autorreguladas, mercados, autoridades nacionales y/o extranjeras u organismos o entes vinculados incluyendo la facultad de aprobar el prospecto definitivo (y si correspondiera el prospecto preliminar), los suplementos y los informes de términos y condiciones que oportunamente se preparen con relación al Programa."; y (ii) Autorizar a los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton, Marcelo Adrian Martino, Fernando Muñoz de Toro, Ricardo Muñoz de Toro, Fabián D'Aiello y Sebastián Córdova Moyano, para efectuar conjunta o indistintamente ante la Comisión Nacional de Valores, la Bolsa de Comercio de Buenos Aires y otras entidades intervinientes, todos los actos necesarios y/o convenientes vinculados con la implementación de lo resuelto por la Asamblea, facultándolos a adjuntar y/o desglosar presentaciones y documentos, suscribir y/o inicialar los mismos, contestar vistas, publicar avisos, suministrar las indicaciones y aclaraciones que se soliciten y realizar, en general, todos aquellos actos vinculados a los fines antes mencionados, sea ante las instituciones referidas o ante las que oportunamente consideren necesario o conveniente presentarse por las mismas causas. Sometida al Directorio la propuesta del señor Vicepresidente, y luego de un breve debate, la misma resulta aprobada por unanimidad.

Nuevamente en uso de la palabra, el señor Vicepresidente manifiesta que, en el marco de lo resuelto por la Asamblea, y atento a las necesidades de financiamiento de la Sociedad y a la compleja situación que atraviesan los mercados en general y la Argentina en particular, resulta conveniente iniciar gestiones con distintas entidades financieras que (i) puedan actuar como suscriptoras en firme de una co-emisión con Gas Pampeana de obligaciones negociables en el marco del Programa por un valor nominal de hasta U$S 130.000.000 (las "Obligaciones Negociables") o, (ii) en caso de que los tiempos requeridos para la implementación de dicha emisión o las condiciones imperantes en el mercado impidan su concreción, puedan otorgar a la Sociedad un préstamo bancario sindicado por el mismo monto, en forma solidaria con Gas Pampeana (el "Préstamo"), el cual será reemplazado en el futuro por una emisión de obligaciones negociables en el marco del Programa, cuando se considere conveniente y sujeto a la situación de los mercados. Expresa el señor Vicepresidente que, en relación con este último punto, y por las mismas consideraciones efectuadas al aprobarse la co-emisión de obligaciones negociables con Gas Pampeana en el marco del Programa, resulta conveniente que, de optarse por implementar dicho Préstamo, el mismo se asuma también en forma solidaria con Gas Pampeana. Por lo expuesto, el señor Vicepresidente manifiesta que, en el marco de las facultades subdelegadas y de las autorizaciones conferidas en esta reunión, resulta oportuno autorizar expresamente a los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton y Marcelo Adrián Martinó, en forma conjunta dos cualesquiera de ellos, a los efectos de que (i) negocien y, en su caso, suscriban en términos sustancialmente similares a los documentos que en copia se anexan a los archivos del Directorio, identificados como: Carta Mandato, Resumen de Términos y Condiciones y Mandato de Refinanciación Exclusiva, documentos que son inicialados por los Directores Angeles Alcolumbre y José Luis Bianco, (ii) designen y contraten a las entidades bancarias públicas o privadas que estimen convenientes a dichos fines, y/o (iii) realicen, en general, todos aquellos actos vinculados a los fines antes mencionados, a fin de implementar la suscripción en firme de las Obligaciones Negociables o, en su caso, el otorgamiento del Préstamo, con cargo de informar a este Directorio acerca de las gestiones realizadas. Sometido el punto a consideración de los presentes, y luego de un breve debate, se resuelve aprobar por unanimidad la propuesta del señor Vicepresidente. No existiendo otros asuntos que considerar y siendo las 15, el señor Vicepresidente da por finalizada la reunión.

51

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 055186

Se ha recibido de Camuzzi Gas Pampeana SA y Camuzzi Gas del Sur SA.

la siguiente documentación s/ Prog. Co-emisión O.N. V/N U$S 200.000.000: aumento del monto y prórroga vencimiento. Adjunta documentación.

Observaciones

Buenos Aires, 29.10.01 a las .... hs.

FIRMA Y SELLO

BOLSA DE COMERCIO BUENOS AIRES



Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA

Teléfono
01-319.4800

Fax
01-319.4850

29 de octubre de 2001

Señores
Bolsa de Comercio de Buenos Aires
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar una copia de la presentación efectuada en el día de la fecha ante la Comisión Nacional de Valores (la "CNV"), con relación a la actualización del prospecto correspondiente al Programa, y al aumento de su monto máximo y prórroga del vencimiento del mismo (v. Anexo I).

Esta presentación tiene por objeto permitir a la BCBA iniciar el estudio de la documentación adjunta a fin de que autorice la actualización antes referida. Sin perjuicio de la oportuna remisión por parte de la CNV de los correspondientes ejemplares inicialados del referido prospecto y de su versión resumida a los fines de su publicación en el boletín diario de la BCBA.



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

Asimismo, destacamos que, conforme surge de la presentación adjunta, las Sociedades tienen prevista la emisión de una nueva serie en el marco del Programa para fines de noviembre. En este sentido, a la brevedad se presentará la solicitud de cotización correspondiente a la referida serie, junto con la restante documentación requerida por el Reglamento de la BCBA y las normas de la CNV.

Por último, se informa que los señores José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton, Marcelo Adrián Martinó, Fernando Muñoz de Toro, Ricardo Muñoz de Toro, Fabián D'Aiello, Sebastián Córdova Moyano, Walter Fabián Montauti, Mariana Rebolo, Javier Olivieri y/o Diego Parra Rivadeneira, conjunta o indistintamente, se encontrarán autorizados para intervenir en la tramitación de esta solicitud, adjuntar y/o desglosar documentos, suscribir y/o inicialar los mismos, contestar vistas, suministrar las indicaciones y aclaraciones que se les soliciten y realizar, en general, todos aquellos actos vinculados con la tramitación de estas actuaciones que resulten necesarios, incluyendo la introducción de modificaciones a la documentación presentada por las Sociedades.

Atentamente.

Fabián D'Aiello

ANEXO I

Gruppo Camuzzi

0 2 3 7

COMISIÓN NACIONAL
DE VALORES
29 Oc 01 14 43
RECIBIDO

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240,
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

29 de octubre de 2001

eñores
:omisión Nacional de Valores
resente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la :NV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana A. ("Pampeana") y Camuzzi Gas del Sur S.A. ("Sur" y, junto con Pampeana, las ociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso , C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de (i) ificar, en todos sus términos, la presentación efectuada con fecha 3 de octubre de 01, y (ii) contestar las observaciones formuladas por el Dr. Ariel E. Batán y la a. María Laura Viggiano, con fecha 15 de octubre de 2001 y 17 de octubre)1, respectivamente.

A fin de facilitar la revisión por parte de la CNV, se contestarán las servaciones en el mismo orden en que fueron formuladas, indicándose asimismo página que incluye la modificación en cuestión, conforme a la nueva versión del specto adjunta a la presente, la cual refleja los comentarios de la CNV y ciertas dificaciones introducidas con relación a la versión presentada con fecha 3 de ubre de 2001 (v. Anexo I).

ista de fecha 15 de octubre de 2001

as respuestas a la vista de fecha 15 de octubre de 2001 son las siguientes:

) Las operaciones de estabilización previstas en la redacción del prospecto corresponden a las operaciones que habitualmente se realizan en este tipo de operaciones, tanto en el mercado local como internacional, a los efectos de mantener el valor de los valores negociables objeto de la oferta.

) Se han efectuado los ajustes requeridos (ver página 4 del prospecto)

i) Se ha actualizado la denominación de las sociedades calificadoras de riesgo (ver página 14 del prospecto).

) Se ha efectuado la modificación requerida (ver la página 29 del prospecto).

Se han discriminado los montos correspondientes a la remuneración de los directores y gerentes de las Sociedades (ver página 100 del prospecto).

) Al respecto, se dejó constancia que dicho artículo no fue conformado por la CNV (ver página 107 del prospecto).

i) A la brevedad, adjuntaremos la opinión legal solicitada.

ta de fecha 17 de octubre de 2001

; respuestas a la vista de fecha 17 de octubre de 2001 son las siguientes:

Los auditores de las Sociedades se encuentran matriculados en el Consejo Profesional de Ciencias Económicas de la Capital Federal, Tomo 1, Folio 77 (ver página 160 del prospecto).

Se ha incluido la información requerida (ver las páginas 94 y 95 del prospecto).

Se han discriminado los montos correspondientes a la remuneración de los directores y gerentes de las Sociedades (ver página 100 del prospecto).

En este sentido, se adjunta a la presente copia simple de (i) el acta de asamblea ordinaria y aordinaria de accionistas celebrada el 16 de octubre de 2001 (v. Anexo II), y (ii) el acta de ctorio de fecha 24 de octubre de 2001 (v. Anexo III). A la brevedad, se presentará la opinión

:gal solicitada, los informes de las calificaciones de riesgo otorgadas (y la correspondiente :reditación de su publicación), la constancia de publicación del aviso requerido por el artículo 10 de : Ley N° 23.576 y modificatorias y la documentación pertinente a fin de tramitar la inscripción en el egistro Público de Comercio.

Finalmente, atento a que se ha contestado la totalidad de las observaciones formuladas, licitamos a la CNV que apruebe el prospecto adjunto y el aumento del monto del Programa y órroga de su vencimiento a la mayor brevedad posible.

Asimismo, destacamos que las Sociedades tienen previsto la emisión de una serie en el marco l Programa para fines de noviembre. A la brevedad, se acompañará la información rrespondiente.

Atentamente.

Fabián D'Aiello

: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

TRANSLATION

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

October 29, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. U.S.$200,000,000 Note Program (the "Program"). Program Amount Increase and Extension of the Maturity Date.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") by virtue of the authorization granted by the Board of Directors of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies"), both domiciled at Alicia Moreau de Justo 240, 3rd floor, C1107AAF Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching a copy of the filing submitted to the *Comisión Nacional de Valores* (Argentine Securities and Exchange Commission) on the date hereof, in connection with the update of the offering memorandum of the Program, and the increase of the maximum amount and the extension of the maturity date thereof (see Exhibit I).

The purpose of such filing is to enable the BASE to commence the analysis of the documents attached in order to authorize the above mentioned update, notwithstanding the timely submission by the CNV of the relevant initialized copies of the offering memorandum and its abridged version for their publication in the bulletin of the BASE.

Furthermore, we would like to highlight that, in accordance with the attached filing, the Companies expect to issue a new series of notes under the Program by the end of November. Therefore, the Companies will promptly submit the applicable request to list such series, together with the remaining documents required by the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*) and the rules of the CNV.

Finally, it is hereby informed that Messrs. José Manuel Vázquez, David José Dalmasso, Edgardo Sergio Dalton, Marcelo Adrián Martinó, Fernando Muñoz de Toro, Ricardo Muñoz de Toro, Fabián D'Aiello, Sebastián Córdova Moyano, Walter Fabián Montauti, Mariana Rebolo, Javier Olivieri and/or Diego Parra Rivadeneira, jointly or indistinctly, shall be authorized to perform all the acts related to this filing, attach and/or detach documents, undersign and/or initialize such instruments, answer notices, provide all explanations and clarifications as requested and, in general, perform all the necessary acts

related to these proceedings, including the introduction of amendments to the documents filed by the Companies.

Yours truly,

[Illegible signature]
Fabián D'Aiello

L:\D502IG\LETTE128.PYS; December 18, 2001

52

RECYCLED

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 052428

Se ha recibido de CAMUZZI GAS PAMPEANA.

la siguiente documentación Art. 63 del reg. de cotización (ya ingresado por fax).

Observaciones

Buenos Aires, 1/11/01 a las 12:55 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 31 de octubre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Art. 63 del Reglamente de Cotización – Estados Contables al 30/09/01

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, con el objeto de informar en cumplimiento del art. 63 último párrafo del reglamento de la BCBA, lo siguiente:

En el día de la fecha el Directorio de la Sociedad resolvió por unanimidad, aprobar el Balance al 30 de septiembre de 2001, cuya información requerida en el último párrafo del art. 63 es la siguiente:

Patrimonio neto al 30/09/01	
Capital Suscripto – Acciones en circulación	$ 333.281.049,00.-
Ajuste de Capital	$ 36.771.980,00.-
Reserva Legal	$ 15.300.236,00.-
Otras reservas	$ 43.355.814,00.-
Resultados no asignados	$ 34.727.099,00.-
Total:	**$ 463.436.178,00.-**

Resultado del Período	
Resultado Ordinario (ganancia)	$ 29.909.114,00.-
Resultaoo Extraordinario	$ -
Total:	**$ 29.909.114,00.-**

Asimismo informamos a Uds. que la cantidad de 45.493.000 acciones ordinarias clase B y 859.855 acciones ordinarias clase C, cuyos porcentajes respecto al capital social son 13,65% y 0,2580% respectivamente, no pertenecen al accionista o grupo controlante.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

October 31, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Section 63 of the Listing Rules. Financial Statements as of September 30, 2001.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Avenida Alicia Moreau de Justo 240, 3rd floor, (1107) Buenos Aires, facsimile No. 48 91 22 40, for the purposes of informing, in compliance with the last paragraph of section 63 of the Rules of the BASE, that:

On the date hereof, the Company's Board of Directors unanimously approved the Balance Sheet as of September 30, 2001, which information, as required by the last paragraph of section 63, is as follows:

Shareholders' Equity as of September 30, 2001	
Subscribed capital - Outstanding shares	Ps. 333,281,049.00
Capital adjustment	Ps. 36,771,980.00
Legal reserve	Ps. 15,300,236.00
Other reserves	Ps. 43,355,814.00
Unappropriated retained earnings	Ps. 34,727,099.00
Total	**Ps. 463,436,178.00**
Net income for the period	
Ordinary income	Ps. 29,909,114.00
Extraordinary income/(loss)	--
Total	**Ps. 29,909,114.00**

Furthermore, we inform you that 45,493,000 Class B shares of common stock and 859,855 Class C shares of common stock, representing 13.65% and 0.2580%, respectively, of the capital stock, do not belong to the controlling shareholder or group.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D5021G\LETTER131.CGP: December 18, 2001

53

0 2 3 6 0 -

COMISIÓN NACIONAL
DE VALORES

1 NOV 01 14 50


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur RECIBIDO

1 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA

Teléfono
01-319.4800

Fax
01-319.4850

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del ajusto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. ("Pampeana") y Camuzzi Gas del Sur S.A. ("Sur" y, junto con Pampeana, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar (i) las páginas del prospecto que reflejan los cambios introducidos al mismo respecto de la ultima versión presentada (v. Anexo I), (ii) opinión legal preparada por Muñoz de Toro & Muñoz de Toro (v. Anexo II), (iii) copia de los informes preparados por las sociedades calificadoras de riesgo (v. Anexo III), y (iv) el informe de auditor (v. Anexo IV).

A la brevedad, se presentará la constancia de publicación del aviso requerido por el artículo 10 de la Ley N° 23.576 y modificatorias y la documentación pertinente a fin de tramitar la inscripción en el Registro Público de Comercio.



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

Finalmente, solicitamos a la CNV que apruebe el prospecto y el aumento del monto del Programa y prórroga de su vencimiento a la mayor brevedad posible, atento a que las Sociedades tienen previsto la emisión de una serie en el marco del Programa para fines de noviembre. A la brevedad, se acompañará la información correspondiente.

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

ANEXO I

PROSPECTO

CAMUZZI GAS PAMPEANA S.A. CAMUZZI GAS DEL SUR S.A.

U$S 300.000.000

Pagaderas en forma solidaria por las Sociedades

Programa de Emisión de Obligaciones Negociables de Mediano Plazo

---

Camuzzi Gas Pampeana S.A. ("Gas Pampeana" o "Pampeana") y Camuzzi Gas del Sur ("Gas del Sur" o "Sur", junto con Pampeana, las "Sociedades" o las "Emisoras" e individualmente la "Sociedad" o la "Emisora"), cada una de ellas una sociedad anónima debidamente constituida conforme a las leyes de la República Argentina (la "Argentina"), podrán ofrecer en cualquier momento obligaciones negociables (las "Obligaciones Negociables") pagaderas en forma solidaria por las Sociedades. Las Obligaciones Negociables podrán ser emitidas en una o más Clases (según se define más adelante) por un monto de capital total de hasta USS 300.000.000 en cualquier momento en circulación (o su equivalente en otras monedas), de conformidad con un contrato de fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso"). Las Obligaciones Negociables tendrán vencimientos de 30 días a 30 años a partir de la fecha de emisión (la "Fecha de Emisión") indicada en el informe de términos y condiciones correspondiente (el "Informe de Términos y Condiciones"). Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. El Informe de Términos y Condiciones correspondiente indicará, junto con los términos de la oferta de las Obligaciones Negociables, la designación del monto de capital de la clase, el monto de capital total, las denominaciones autorizadas y la moneda en la cual podrán ser adquiridas las Obligaciones Negociables; asimismo, establecerá la moneda en la cual serán pagados el capital y el interés, el precio de compra, el vencimiento, las tasas de interés, las fechas de pago del interés, los términos del rescate y otros términos específicos, incluyendo si cotizan en una determinada bolsa de comercio. Excepto en los casos indicados en este Prospecto o en el Informe de Términos y Condiciones correspondiente, los pagos de capital, interés, sumas adicionales (las "Sumas Adicionales"), si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos. A menos que el Informe de Términos y Condiciones disponga lo contrario, las Obligaciones Negociables no podrán rescatarse antes de su vencimiento, excepto en caso de producirse ciertas modificaciones que afecten el tratamiento fiscal aplicable a las Obligaciones Negociables en la Argentina. Ver la sección *"Descripción de las Obligaciones Negociables — Rescate y recompra — Rescate por razones impositivas; Sumas Adicionales"*.

Las Obligaciones Negociables podrán emitirse en forma nominativa o, en la medida en que lo permita la legislación aplicable, al portador. Asimismo, la totalidad o una parte de las Obligaciones Negociables de una Clase podrá emitirse en forma global. Ver la sección *"Descripción de las Obligaciones Negociables - - Forma y denominación"*. Las Obligaciones Negociables emitidas al portador estarán sujetas a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Las Obligaciones Negociables emitidas al portador estarán también sujetas a las limitaciones establecidas por las leyes impositivas federales de los Estados Unidos y no podrán ser ofrecidas, vendidas ni entregadas dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (según se las define en la Regulación S), excepto en ciertas circunstancias permitidas por las regulaciones impositivas de dicho país. Ver la sección *"Descripción de las Obligaciones Negociables — Forma y denominación — Limitaciones a la emisión de Obligaciones Negociables al Portador"*.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, con garantía común y solidarias de cada una de las Sociedades y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de cada una de las Sociedades que se encuentre en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Cada una de las Sociedades será solidariamente responsable por el pago del capital, interés, Sumas Adicionales, si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables. Las Obligaciones Negociables constituirán "obligaciones negociables" en los términos de la Ley N° 23.576 y sus modificatorias (la "Ley de Obligaciones Negociables") y se emitirán de conformidad con todas las disposiciones aplicables de la misma y cualquier otra ley y/o regulación argentina aplicable. Ver la sección *"Descripción de las Obligaciones Negociables — Generalidades"*.

Las Obligaciones Negociables podrán ser ofrecidas directamente por las Sociedades o a través de agentes o colocadores designados por las Sociedades (los "Agentes" y los "Colocadores", respectivamente). Todo Agente o Colocador se identificará en el Informe de Términos y Condiciones correspondiente. El presente prospecto (el "Prospecto") no podrá ser utilizado para la venta de las Obligaciones Negociables si no está acompañado del Informe de Términos y Condiciones correspondiente. Las Emisoras se reservan el derecho de retener, cancelar o modificar toda oferta prevista en el presente y en el Informe de Términos y Condiciones correspondiente, sin necesidad de notificación previa. Ver la sección *"Suscripción y venta"*.

Las Obligaciones Negociables serán ofrecidas públicamente en la Argentina directamente por las Sociedades o a través de Agentes o Colocadores autorizados de acuerdo con los términos y condiciones establecidos en este Prospecto y en el Informe de Términos y Condiciones correspondiente. Asimismo, las Obligaciones Negociables podrán ofrecerse, de acuerdo con los términos y condiciones establecidos en una versión en inglés substancialmente similar al Prospecto y a los Informes de Términos y Condiciones que correspondan, (i) en transacciones fuera de los Estados Unidos al amparo de la *Regulation S* (la "Regulación S") de la *United States Securities Act of 1933* y sus modificaciones (la "Ley de Títulos Valores de los Estados Unidos") y (ii) en los Estados Unidos, a *qualified institutional buyers* ("Compradores Institucionales Calificados" o "QIBs") (según los define la *Rule 144A* (la "Resolución 144A") de la Ley de Títulos Valores de los Estados Unidos) y a *institutional accredited investors* ("Inversores Institucionales Acreditados") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1),(2),(3) o (7) de la *Regulation D* (la "Resolución D") de la Ley de Títulos Valores de los Estados Unidos y que no sea un Comprador Institucional Calificado). Ver la sección *"Restricciones a la transferencia"*.

Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires (la "BCBA") y/o en cualquier otra bolsa o mercado según se indique en el Informe de Términos y Condiciones correspondiente. Asimismo, se podrá solicitar autorización para que las Obligaciones Negociables vendidas al amparo de la Resolución 144A se negocien en el *Private offering, resales and trading through automatic linkage System* (el "Sistema PORTAL") de la *National Association of Securities Dealers, Inc.* en los Estados Unidos. Ver la sección *"Información relevante"*.

Para un análisis de ciertos factores que deben ser considerados por los eventuales inversores en las Obligaciones Negociables, ver la sección *"Factores de riesgo"*.

LA CREACION DEL PROGRAMA, LA EXTENSION DE SU PLAZO DE VENCIMIENTO Y EL AUMENTO DE SU MONTO MAXIMO HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES ("CNV") MEDIANTE CERTIFICADOS N° 136 Y N° [ ] DE FECHAS 6 DE DICIEMBRE DE 1996 Y [ ] DE NOVIEMBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON LOS REQUISITOS ~~ESTABLECIDOS~~ EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LOS DATOS CONTENIDOS EN ESTE PROSPECTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PRESENTE PROSPECTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DEL ORGANO DE FISCALIZACION DE LAS SOCIEDADES Y DE LOS AUDITORES QUE SUSCRIBEN SUS RESPECTIVOS INFORMES SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PRESENTE PROSPECTO CONTIENE, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y DE TODA AQUELLA QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

La fecha de este Prospecto es 31 de octubre de 2001

INFORMACION RELEVANTE

ESTE PROSPECTO HA SIDO PREPARADO PARA USO EXCLUSIVO EN RELACION CON LA OFERTA PUBLICA DE LAS OBLIGACIONES NEGOCIABLES EN LA ARGENTINA Y NO PUEDE SER UTILIZADO PARA NINGUN OTRO FIN.

Al tomar una decisión acerca de la compra de las Obligaciones Negociables, los inversores deben basarse en su propia evaluación de las Sociedades y de los términos de la oferta de las Obligaciones Negociables, incluyendo los méritos y riesgos que implica.

Las Sociedades confirman que, luego de haber realizado todas las averiguaciones razonables pertinentes, este Prospecto, junto con cualquier suplemento o Informe de Términos y Condiciones correspondiente, contienen toda la información relativa a las Sociedades, a la Argentina y su economía, a la industria del gas natural en la Argentina y a las Obligaciones Negociables que pueda ser significativa para la oferta y venta de las Obligaciones Negociables, que la información contenida en este Prospecto o en cualquier suplemento o Informe de Términos y Condiciones no es engañosa y que no hay ningún otro hecho cuya omisión haga que la totalidad de este Prospecto, cualquier suplemento o Informe de Términos y Condiciones o cualquier información contenida en los mismos sea incorrecta en aspectos significativos. La información suministrada en el presente Prospecto con relación a la Argentina, su economía y la industria del gas natural en la Argentina es suministrada, sin embargo, como información de conocimiento público y no ha sido verificada en forma independiente. Las Sociedades asumen responsabilidad sólo en el caso de que se determine que dicha información hubiera sido incorrectamente transcripta o resumida.

La información contenida en este Prospecto y en todo suplemento o Informe de Términos y Condiciones relativa a las Sociedades, al Programa y a las Obligaciones Negociables ha sido suministrada por las Sociedades, que han autorizado la entrega de este Prospecto y de cualquier suplemento e Informe de Términos y Condiciones en su representación. El organizador de cada Clase (el "Organizador"), los Colocadores y los Agentes que actúan en representación de las Sociedades no han verificado en forma independiente la información contenida en el presente, en cualquier suplemento o en los estados contables incluidos a partir de la página E-1 de este Prospecto. Consecuentemente, no se formula ninguna manifestación ni aseveración ni compromiso, expreso o implícito, y ni el Organizador ni los Colocadores o Agentes aceptan responsabilidad alguna respecto de la veracidad o integridad de la información contenida en este Prospecto, en los estados contables adjuntos al presente, o en cualquier suplemento o Informe de Términos y Condiciones o de cualquier información adicional suministrada por las Sociedades o en su representación en relación con el Programa o las Obligaciones Negociables, con el mayor alcance permitido por la legislación aplicable, incluyendo el Decreto N° 677/01.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones fuera de las incluidas en este Prospecto, cualquier suplemento o Informe de Términos y Condiciones y, por lo tanto, de brindarse o prestarse, no deberán ser consideradas como autorizadas por las Sociedades, el Organizador o los Colocadores o Agentes correspondientes. Ni este Prospecto ni ningún suplemento o Informe de Términos y Condiciones constituyen una oferta de venta ni una solicitud de oferta de compra en ninguna jurisdicción y a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción. La entrega de este Prospecto, algún suplemento o cualquier Informe de Términos y Condiciones no creará bajo ninguna circunstancia la presunción de que la información del presente o de dicho suplemento o Informe de Términos y Condiciones sea correcta en cualquier momento posterior a sus fechas de publicación.

Ni el Organizador, ni los Colocadores ni los Agentes se comprometen a revisar la situación patrimonial o las actividades de las Sociedades durante la vigencia de las Obligaciones Negociables, ni a asesorar a ningún participante en la emisión de las Obligaciones Negociables o a ningún obligacionista (cada uno, un "Obligacionista"), respecto de ninguna información que llegue a su conocimiento.

La distribución de este Prospecto y la oferta y la venta de las Obligaciones Negociables en ciertas jurisdicciones fuera de la Argentina pueden estar restringidas por ley. El Organizador, Colocadores, Agentes y las Sociedades requieren que las personas que estén en posesión de este Prospecto se informen acerca de estas restricciones y cumplan con las mismas. Los eventuales inversores deberán informarse acerca de los requerimientos legales y de las consecuencias impositivas en los países de su residencia y domicilio, derivadas de la adquisición, tenencia y disposición de las Obligaciones Negociables y de las restricciones cambiarias que pudieran afectarlos. Asimismo, excepto en los casos previstos en el presente Prospecto, las Obligaciones Negociables no podrán ser ofrecidas en

energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*". Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección "*Actividades -- Transporte de gas natural*".

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, y Sempra Energy (Denmark-1) ApS ("Sempra") poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria -- Accionistas principales*".

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Estrategia

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos:

Resumen del Programa

Emisoras	*Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.*, en forma conjunta y solidaria.
Descripción	Obligaciones Negociables simples a mediano plazo.
Monto del Programa	Hasta un total de US$ 300.000.000 en capital (o su equivalente en otras monedas) en cualquier momento en circulación o el monto que las Emisoras consideren necesario o conveniente, siempre que dicho aumento sea debidamente autorizado por cada Emisora y aprobado por la CNV y la bolsa de comercio que correspondiere. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.
Plazo del Programa	La creación del Programa ha sido autorizada por Certificado N° 136 de la Gerencia de Emisoras de la CNV de fecha 6 de diciembre de 1996. La extensión del plazo de vencimiento y el aumento del monto máximo del Programa han sido autorizados por la gerencia de emisoras de la CNV mediante Certificado N° [__] de fecha [__] de noviembre de 2001. La CNV autorizó la emisión de Obligaciones Negociables por un período de cinco años entre el [__] de noviembre de 2001 y el [__] de noviembre de 2006. No pueden emitirse Obligaciones Negociables con posterioridad al [__] de noviembre de 2006. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.
Contrato de Fideicomiso	Las Obligaciones Negociables gozarán de los beneficios de un Contrato de Fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") celebrado entre las Emisoras, The Bank of New York, como fiduciario y Banco Río de la Plata S.A. como agente de pago, agente de registro y agente de transferencia (en su carácter de sucesor de The Bank of New York S.A.). Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.
Vencimientos	Las Obligaciones Negociables de cada Clase tendrán vencimientos de 30 días a 30 años desde la fecha de emisión original (la "Fecha de Emisión") en la forma en que se indique en el Informe de Términos y Condiciones correspondiente a cada Clase. Ver la sección *"Descripción de las Obligaciones Negociables -- Rescate y recompra"*.
Precio de emisión	Las Obligaciones Negociables pueden emitirse a la par o bajo o sobre la par según se indique en el Informe de Términos y Condiciones correspondiente.
Interés	Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con

FACTORES DE RIESGO

Los eventuales compradores de las Obligaciones Negociables deben considerar detenidamente toda la información que brinda el presente Prospecto y el Informe de Términos y Condiciones correspondiente, incluyendo los factores de riesgo que se transcriben a continuación. Los eventuales compradores de las Obligaciones Negociables deben tener en cuenta, entre otras cosas, los factores de riesgo relativos a las sociedades argentinas que, en general, no tienen relación con inversiones en otros países y otras emisoras, incluyendo los mencionados a continuación.

Riesgos respecto de la Argentina

Desarrollos políticos y económicos en la Argentina. Los activos de las Sociedades están ubicados en la Argentina y sus operaciones se desarrollan en dicho país. El Gobierno ha ejercido y continúa ejerciendo una marcada influencia sobre varios aspectos de la economía argentina. En consecuencia, los actos administrativos concernientes a la economía afectan significativamente a las empresas privadas argentinas en general y a las Sociedades en particular, así como también a las condiciones de mercado, precios y rendimiento sobre inversiones en los títulos valores argentinos, incluyendo las Obligaciones Negociables. La economía argentina ha experimentado en el pasado períodos de crecimiento lento o incluso negativo, alta inflación, importantes devaluaciones de la moneda y limitada disponibilidad de divisas. Una reiteración de estas condiciones podría afectar la situación patrimonial y los resultados de las operaciones de las Sociedades. Los resultados de las operaciones de las Sociedades y los derechos de los titulares de Obligaciones Negociables y el valor de las mismas pueden verse afectados por la inflación, las fluctuaciones en el tipo de cambio, modificaciones en las tasas de interés, cambios en la política del Gobierno (la política de inversiones externas y la impositiva, entre otras), inestabilidad social y otros desarrollos políticos, económicos o internacionales que tengan lugar en la Argentina o que la afecten de alguna manera. El Gobierno actual continúa la política iniciada por el Gobierno anterior en cuanto a la implementación de reformas estructurales con el fin de estabilizar la economía, estimular el crecimiento económico en el sector privado y reducir el desempleo. Dichas reformas se concentraron en la privatización de las industrias que anteriormente pertenecían al estado y la organización del sistema impositivo y previsional. Asimismo, cabe destacar que, durante el mes de octubre, se celebraron elecciones generales para renovar parcialmente las cámaras de diputados y senadores de la Nación, en las cuales se impuso el principal partido de la oposición, obteniendo así la mayoría de las bancas en ambas cámaras. Los diputados y senadores electos asumirán sus cargos el próximo 10 de diciembre de 2001. Si la política gubernamental fuera otra vez encaminada hacia la intervención estatal y se alejara de políticas de libre mercado, el sector privado en general y, en particular, las actividades y operaciones de las Sociedades, podrían verse afectadas en forma negativa. No puede asegurarse que en el futuro las autoridades argentinas no dictarán regulaciones que afecten sustancialmente en forma negativa la situación patrimonial o los resultados de las operaciones de las sociedades del sector privado, incluyendo a las Sociedades, o los derechos de los tenedores de valores negociables emitidos por las Sociedades, incluyendo las Obligaciones Negociables, o el valor de los mismos, como aconteció en el pasado.

Riesgos cambiarios; convertibilidad; riesgo inflacionario. Con anterioridad a la implementación de la Ley N° 23.928, vigente a partir del 1° de abril de 1991 (la "Ley de Convertibilidad"), la Argentina sufrió períodos de elevadas tasas de inflación y, en ciertos momentos, de hiperinflación. Con anterioridad a la implementación de la Ley de Convertibilidad, la moneda argentina fue devaluada en numerosas oportunidades. De conformidad con la Ley de Convertibilidad, el Banco Central de la República Argentina (el "Banco Central") está obligado a (i) vender Dólares a un tipo de cambio de un Peso por Dólar y (ii) mantener reservas por lo menos en cantidad equivalente a la base monetaria. Cualquier modificación a las disposiciones anteriores requerirá de una ley del Congreso de la Nación. Actualmente, el Gobierno no impone restricciones al derecho de una empresa argentina de transferir Dólares al exterior. Sin embargo, no puede asegurarse que el Banco Central continuará con esta política de venta de Dólares a dicha tasa o a cualquier otra tasa, ni que la Ley de Convertibilidad no será modificada o derogada ni que el Gobierno no instituirá en el futuro una política de control cambiario o restricciones similares ni que no se producirán importantes fluctuaciones en la brecha cambiaria. Ver la sección *"Tipos de cambio"*.

Asimismo, el 25 de junio de 2001, la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de

de gas natural a las centrales eléctricas. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*". El impacto de dicha capacidad adicional en la Argentina dependerá de un número de factores, entre los cuales se encuentran la cantidad de energía hidroeléctrica exportada a Brasil, la tasa de crecimiento de la demanda de electricidad y la construcción de capacidad de transmisión adicional en la Argentina. Las Sociedades consideran que poseen una exposición relativamente limitada a los aumentos en la capacidad hidroeléctrica del circuito eléctrico nacional, por cuanto sólo ocho de las 17 centrales eléctricas abastecidas por las Sociedades (cuatro por Pampeana y cuatro por Sur) están conectadas al circuito eléctrico nacional. Sin embargo, una significativa reducción en las operaciones de las centrales eléctricas abastecidas por las Sociedades debido a la competencia de la energía hidroeléctrica o a cualquier otra razón podría tener un efecto sustancialmente negativo en los ingresos de las Sociedades. Además, no puede asegurarse que uno o más de los circuitos de distribución eléctrica locales atendidos por los actuales clientes de las Sociedades en el sector de centrales eléctricas no estarán en el futuro conectados al circuito eléctrico nacional y, de esta manera, reducirán su consumo de gas natural en favor de la energía hidroeléctrica, nuclear u otras fuentes de energía con un costo marginal menor que el gas natural, incluyendo centrales eléctricas de mayor eficiencia que no son clientes de las Sociedades. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*" y la sección "*Actividades -- Competencia*".

Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía. La licencia otorgada a cada una de las Sociedades (cada una la "Licencia" y, en su conjunto, las "Licencias") le concede el derecho exclusivo de prestar servicios de distribución de gas natural dentro de sus áreas asignadas. Dicho derecho no implica el derecho exclusivo a la venta de gas natural en el área. De acuerdo con las reglamentaciones existentes, los grandes usuarios de gas natural pueden evitar la red de distribución de gas natural de las Sociedades construyendo sus propios gasoductos y contratando directamente con empresas transportistas y productoras de gas natural. Durante 1999, el ENARGAS redujo el nivel mínimo de consumo diario de gas que se exige para calificar como usuarios comerciales (de 10.000 m^3 por día a 5.000 m^3 por día), a fin de que los mismos puedan optar por adquirir gas natural directamente de los proveedores de las Sociedades y contratar los servicios de transporte a las empresas de transporte, lo que afectaría en forma adversa las ventas de las Sociedades y, de adquirir importancia, podría afectar en forma significativa la situación patrimonial y el resultado de las operaciones de las Sociedades. Asimismo, el ENARGAS se encuentra actualmente analizando reducciones en el nivel mínimo de consumo diario. Por lo tanto, no puede asegurarse que el nivel mínimo actual de consumo diario de 5.000 m^3 no será reducido nuevamente por el ENARGAS o que se produciría un aumento en la cantidad de usuarios comerciales de las Sociedades que no podrán optar por adquirir gas natural directamente de los proveedores y de las empresas de transporte. Además, las Sociedades enfrentan una competencia creciente por parte de los *brokers* de gas natural que adquieren el gas de los proveedores y que contratan los servicios de transporte para suministrar gas natural a los clientes en forma directa. Los clientes actuales de las Sociedades pueden optar por contratar los servicios de gas natural a través de *brokers* en el futuro, lo cual podría afectar en forma adversa las ventas de la Sociedades y, de adquirir importancia, podría afectar en forma adversa la situación patrimonial y el resultado de las operaciones de las Sociedades. Aunque las Sociedades consideran que, de acuerdo con la actual situación del mercado, los costos y riesgos asociados con los dispositivos de desvío y los contratos de distribución de gas natural que celebran con grandes usuarios desalentarán la celebración de tales acuerdos por parte de sus clientes, no puede asegurarse que algunos de ellos no lo harán en el futuro. Ver la sección "*Actividades -- Competencia -- Conexiones alternativas (bypass)*".

El gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales, centrales eléctricas y grandes plantas industriales en la Argentina. Sin embargo, las fuentes de energía alternativas, principalmente fuel oil para las centrales eléctricas y GLP para los clientes residenciales y pequeños usuarios comerciales, son utilizados de manera usual cuando no se dispone de gas natural o si se interrumpe el suministro. Las Sociedades consideran que el gas natural es una alternativa atractiva con respecto a esas fuentes, debido a su ventaja de costo y la conveniencia y los beneficios existentes para el medio ambiente en relación con los principales combustibles alternativos. Los ingresos, la situación patrimonial y los resultados de las operaciones de las Sociedades podrían verse significativa y adversamente afectados por un cambio significativo en el uso de fuentes de energía alternativa o en el costo relativo del gas frente a las fuentes alternativas tales como el fuel oil, el GLP o la energía hidroeléctrica. Ver la sección "*Actividades -- Competencia -- Otras fuentes de energía*".

Vulnerabilidad a las condiciones climáticas. Los resultados y los ingresos de las Sociedades derivados de la distribución de gas natural presentan vulnerabilidades ante las condiciones climáticas. Los resultados derivados de la distribución de gas natural son notablemente mayores durante los meses con más bajas temperaturas (mayo a septiembre) cuando la demanda de los clientes residenciales es mayor. Cuando se producen altas temperaturas durante dichos meses se puede afectar negativamente la demanda de gas natural en las áreas de servicio de las

tipo de servicio limita las funciones de las Sociedades al transporte y distribución de gas natural. Tal servicio limitado tiene lugar principalmente en los casos en los que los grandes usuarios poseen un campo gasífero o tiene participaciones directas e indirectas en el mismo. Un tercer tipo de servicio brinda distribución de gas natural al gran usuario a través de un cargo por distribución. La venta de transporte o transporte combinado y servicios de distribución aumenta el uso eficiente de la capacidad de transporte de las Sociedades, al revender la capacidad de transporte inactiva, en especial durante los meses de verano. El servicio de transporte exclusivo es interrumpible. La tarifa para transporte y distribución, así como también para servicios de transporte exclusivo, consiste en un cargo por unidad de transporte, distribución (si corresponde) y un cargo fijo por factura. Dado que las Sociedades se limitan a transferir el precio del gas natural, el servicio de transporte exclusivo o transporte y servicios de distribución, en tanto que disminuye la venta de gas, no afecta necesariamente el margen de distribución de las Sociedades.

Los clientes más significativos de la categoría de grandes usuarios son centrales eléctricas alimentadas a gas o mixtas y plantas petroquímicas y cementeras. Al 30 de junio de 2001, cuatro plantas de energía y una planta de co-generación registraron aproximadamente el 46 % del volumen de ventas de Pampeana a grandes usuarios. Tres de dichas plantas de energía eléctrica que se encuentran ubicadas en las ciudades de Mar del Plata, Necochea y Villa Gesell, pertenecen a Empresa Social de Energía de Buenos Aires ("ESEBA"), anteriormente una empresa de energía pública. La cuarta planta de energía eléctrica, ubicada en Bahía Blanca, pertenece a Independent Power Co.

Al 30 de junio de 2001, Sur proveyó de gas natural a 13 usinas eléctricas y entregó gas a 11 plantas generadoras de electricidad en el marco de contratos, mientras que los servicios para las demás usinas no se rigen por contratos. Ello se debe a que Sur ha estimado improbable que dichos clientes hagan *by-pass*, y, de otra forma, que se encontraría obligada a conceder ciertos beneficios a un gran usuario en cuanto al precio y a otras condiciones de entrega. Al operar sin un contrato, Sur puede cobrar la tarifa máxima aplicable al servicio interrumpible.

En virtud del sistema nacional regulatorio de energía eléctrica, los generadores de energía conectados a la red nacional despachan en orden ascendente de costo marginal. Como consecuencia, las usinas alimentadas a gas que venden su electricidad a la red nacional no despachan hasta tanto no lo hayan hecho por completo las abastecedoras hidroeléctricas y nucleares más eficientes. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas"*. Las Sociedades consideran que son menos vulnerables a los efectos provocados por los aumentos en la capacidad hidroeléctrica que sirve a la red nacional, pues sólo ocho de las 18 centrales eléctricas abastecidas por las Sociedades (cuatro atendidas por Pampeana y cuatro atendidas por Sur) se encuentran conectadas a la red nacional.

Luego de las plantas generadoras de electricidad, las empresas petroquímicas y manufactureras de cemento representan la siguiente clase de clientes más importantes de las Sociedades en términos de ingresos. Entre estos grandes usuarios se encuentra Petroquímica Bahía Blanca S.A.I.C. y Loma Negra C.I.A.S.A. ("Loma Negra"), las cuales tienen contratos a largo plazo con las Sociedades.

Presidente de las Sociedades desde octubre de 2000, Vicepresidente de Sempra Energy International, Presidente de las Sociedades, Vicepresidente de Sodigas Sur y Sodigas Pampeana, Invergas, Gesell Gas, C.S. Sur S.A. ("CS Sur") y Presidente de CNG Argentina S.A.

Martín Juan Blaquier. El señor Blaquier es Ingeniero Industrial graduado en la Universidad Católica Argentina y posee un Master en Administración Pública y Privada de la *Yale School of Management*. El señor Blaquier ha sido miembro del Directorio y Vicepresidente desde octubre de 2000. Con anterioridad, el señor Blaquier fue Gerente de Operaciones y Vicepresidente de Sideco Americana S.A., como Gerente Financiero de Pampeana y Sur hasta mediados del año 1997, como Gerente de Mercado de Capitales y Financiero y Gerente Financiero del grupo Bunge & Born. Actualmente se desempeña como Vicepresidente ejecutivo de Camuzzi Argentina, Presidente de Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, CS Sur, Inversora Eléctrica de Buenos Aires S.A. ("IEBA"), Edea, Buenos Aires Energy Company S.A. ("BAECO"), Transpa, Vicepresidente de Trelpa y de Empresa de Energía de Río Negro S.A ("Edersa").

Gianni Fanin. El señor Fanin es graduado en Ciencias Económicas de la Universidad de Pavia. Es contador público y auditor, y doctor en aspectos comerciales y tributarios. El señor Fanin es el director encargado de los negocios de Camuzzi Gazometri S.p.A. Se incorporó a Camuzzi en febrero de 1995 luego de ocho años con Coopers & Lybrand en Milán. Es director de las Sociedades desde octubre de 2000. Asimismo, es miembro del Directorio de Camuzzi Argentina S.A., Empresa Distribuidora de Energía Atlántica S.A., Sodigas Pampeana, Sodigas Sur, IEBA, BAECO, Aguas de Balcarce S.A. ("Aguas de Balcarce") y Edersa, y como Vicepresidente de BAECO.

José Luis Ariel Bianco. El señor Bianco es Abogado graduado de la Universidad de Buenos Aires. El señor Bianco, con anterioridad a su ingreso a Camuzzi Argentina en 1994, ejerció su profesión especializado en derecho societario. El señor Bianco es director de las Sociedades desde abril de 1999. Es director de Empresa Distribuidora de Energía Atlántica S.A., IEBA, BAECO, Empresa de Energía Río Negro S.A., Transpa, Trelpa y Vicepresidente de Aguas de Balcarce y Aguas de Laprida S.A.

Vicente Serra. El señor Serra es Ingeniero Electromecánico de la Universidad de Buenos Aires y realizó un Master en Organización y Dirección de Empresas en la Universidad de Buenos Aires y un Master en Economía de la Regulación de Servicios Públicos en la Universidad Argentina de la Empresa. El señor Serra es responsable de nuevos negocios de Camuzzi Argentina. Con anterioridad, el señor Serra prestó servicios como gerente comercial en Comercializadora Energética del Mercosur y ocupó diversos puestos en el Ente Nacional Regulador de Energía Eléctrica, Grupo C.G. S.A., Turbine Power S.A., Malli S.A. y Edesur S.A. El señor Serra es director de las Sociedades desde octubre de 2000. Actualmente, el señor Serra es Vicepresidente segundo de IEBA y EDEA, y director de Sodigas Pampeana, Sodigas Sur, Gesell Gas, Invergas, CS Sur y Aguas de Balcarce.

Santiago F. Albarracín. El señor Albarracín es Abogado graduado en la Universidad Católica Argentina y posee un diploma en Derecho de la Energía y Recursos Naturales, Política y Economía de la Universidad de Dundee, Escocia. El señor Albarracín se desempeñó como abogado en el Estudio Dabinovic & Asociados y en el departamento de energía y recursos naturales del Estudio Cárdenas, Cassagne & Asociados, ocupando luego el cargo de jefe de contratos y regulaciones de la gerencia de asuntos legales de Metrogas S.A. El señor Albarracín es gerente de asuntos legales de Sudamérica de Sempra Energy International. En la actualidad, el señor Albarracín se desempeña como director de Sodigas Pampeana, Sodigas Sur y Pampeana, y ocupa su actual cargo en las sociedades desde marzo de 2001. Con fecha 16 de octubre de 2001, el señor Albarracín fue designado director titular de Sur.

Alfredo O'Farrell. El señor O'Farrell es Abogado graduado en la Universidad de Buenos Aires, posee un Master en Derecho Comparado de la Universidad de Nueva York y un Master en Derecho Comercial de la Universidad Argentina de la Empresa. El señor O'Farrell ocupa su cargo actual en Pampeana desde octubre de 2000. El señor O'Farrell es Presidente de El Aljibe S.A.A.I.y C., Brightpoint de Argentina S.A., Security Holding S.A. y Gage Argentina S.A. El señor O'Farrell es también miembro del Directorio de Schering-Plough S.A. y La República Seguros de Vida S.A., entre otras. El señor O'Farrell es socio del estudio Marval, O'Farrell & Mairal.

Héctor Madariaga. El señor Madariaga es Ingeniero Mecánico especializado en Mecánica de Fluidos Térmicos de la *California State University Northridge*. El señor Madariaga ha sido miembro del Directorio desde abril de

1999. El señor Madariaga es también Vicepresidente de Sempra Energy International y, con anterioridad, ha ocupado diversos puestos de creciente responsabilidad en las áreas de ingeniería, almacenamiento, investigación y recursos humanos de la Southern California Gas Company. El señor Madariaga es director de Sodigas Pampeana, Sodigas Sur y Pampeana. Con fecha 16 de octubre de 2001, el señor Madariaga fue designado director suplente de Sur.

Pietro Mazzolini. El señor Mazzolini es doctor en Economía y Comercio de la *Universitá di Parma*. Se incorporó al Gruppo Camuzzi en 1993 y participó de la adquisición de Pampeana, Sur, Edersa y Edea. El señor Mazzolini previamente trabajó para la Bolsa de Comercio de Italia y se desempeñó en distintas posiciones en las Sociedades. El señor Mazzolini es el actual Gerente Financiero de Camuzzi Argentina y director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Mazzolini es director de las Sociedades desde octubre de 2000.

Gustavo Arias. El señor Arias es Contador Público graduado en la Universidad de Buenos Aires. Se encuentra vinculado a las Sociedades desde 1999 y es el actual gerente de planificación y control de Camuzzi Argentina. En el pasado, el señor Arias se desempeño en diferentes puestos en Metrogas S.A., Georgalos Hnos. S.A.I.C.A. y Copetro S.A. El señor Arias es director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Arias es director de las Sociedades desde octubre de 2000.

Hugo Krajnc. El señor Krajnc es licenciado en Economía en la Universidad de Buenos Aires y licenciado en Ciencias Políticas en Universidad Católica Argentina, respectivamente. El señor Krajnc se ha desempeñado en diversos puestos en el Ministerio de Economía, la Secretaría Legal y Técnica de la Presidencia de la Nación y en Cargill Argentina S.A. El señor Krajnc es el director responsable de relaciones institucionales de Camuzzi Argentina. El señor Krajnc es director de las Sociedades desde marzo de 2001.

Luigi Predieri. El señor Predieri es Abogado graduado en la Universidad de Genova y está habilitado a ejercer el derecho en Génova, Italia. Se ha desempeñado como director del Departamento Legal de Camuzzi Gazometri S.p.A. desde 1999. En el pasado, trabajó como abogado interno para empresas como BMG Ricordi S.p.A. y RCS, T.V. y también como Gerente General de Majestic Film Ltd. en Londres. El señor Predieri es director de Sodigas Pampeana, Sodigas Sur y Camuzzi Argentina. El señor Predieri es director de las Sociedades desde octubre de 2000.

Ma. de los Angeles Alcolumbre. La señora Alcolumbre es Contadora Pública graduada en la Universidad de Buenos Aires, recibió un Diploma en Valuación de Acciones de la *Kellogg Graduate School of Management* y un Master en Administración de Empresas en IDEA. La señora Alcolumbre ha ocupado diversos puestos en Ernst & Young - Henry Martin Lisdero y Asociados y Sempra Energy International. La señora Alcolumbre es directora de las Sociedades desde octubre de 2000.

Martín Campbell. El señor Campbell es Abogado graduado en la Universidad Católica Argentina y es socio del estudio Marval, O'Farrell & Mairal. Con anterioridad a incorporarse a Marval O'Farrell & Mairal, fue socio del Estudio Lanfranco & Mariño. El señor Campbell es miembro del Tribunal Arbitral del Colegio de Público de Abogados de la Ciudad de Buenos Aires. El señor Campbell es director de Pampeana desde octubre de 2000.

Roberto Jimeno. El señor Jimeno es Ingeniero Mecánico graduado en la Universidad Nacional de la Patagonia. El señor Jimeno ha sido miembro del Directorio de Sur desde 1993. Trabajó en Gas del Estado desde 1969 hasta 1992. El señor Jimeno fue Gerente de Investigación y Desarrollo en el Area de Administración Sur y actualmente es Jefe de Operaciones Técnicas de la región sur de Sur.

Héctor Omar Flores. El señor Flores es Maestro Mayor de Obras. El señor Flores trabajó para Gas del Estado desde 1989 a 1992. Actualmente, el señor Flores es el proyectista de redes de Sur en Neuquén. El señor Flores es miembro del directorio de Sur desde octubre de 1999.

Jorge Mantiñán. El señor Mantiñán es Contador Público graduado en la Universidad de Buenos Aires y ha realizado un Master en Administración de Empresas en IDEA. El señor Mantiñán ha prestado servicios a las Sociedades en su cargo actual desde junio de 1998. Con anterioridad, el señor Mantiñán se desempeñó como director de la División de Auditores Internos de IDEA, Vicepresidente del Instituto de Auditores Internos de la Argentina y también se ha desempeñado en diversos cargos ejecutivos en Aceros Zapla S.A., Acindar S.A., Phillips Argentina S.A. y Phillips Industries (London).

Carlos Villambrosa. El señor Villambrosa es Ingeniero Industrial e Ingeniero en Petróleo graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1993 actuando como Gerente de Planificación y Control. El señor Villambrosa se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Villambrosa se desempeñó como Gerente de Planeamiento Industrial de Hughes Tool Company en Argentina.

Carlos Buccieri. El señor Buccieri es Ingeniero Electro-Mecánico graduado en la Universidad de Buenos Aires. El señor Buccieri se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Buccieri prestó servicios en diversos cargos en Gas del Estado y como consultor independiente especializado en producción, almacenamiento, transporte, distribución y uso de gas.

Roberto Meligrana. El señor Meligrana se ha graduado en Relaciones Industriales en la Universidad Argentina de la Empresa. El señor Meligrana ha prestado servicios en su actual cargo desde 1993. El señor Meligrana previamente se desempeñó como Gerente de Recursos Humanos de Cinzano, Petroquímica Río Tercero y Atanor S.A. (Grupo Bunge y Born).

Carlos García Chafuén. El señor García Chafuén es Contador Público graduado en la Universidad de Buenos Aires y se ha desempeñado en su cargo actual desde marzo de 1996. Con anterioridad, el señor García Chafuén prestó servicios en diversos cargos ejecutivos en Coopers & Lybrand, Harteneck, López & Cía e IBM Argentina S.A.

David Dalmasso. El señor Dalmasso es Contador Público graduado en la Universidad Nacional de Rosario. El señor Dalmasso ha prestado servicios a Camuzzi Argentina desde 1994 y a las Sociedades desde noviembre de 2000.

Néstor Yllera. El señor Yllera es Abogado graduado en la Universidad de Buenos Aires y ha prestado servicios a las Sociedades desde 1993. Se ha desempeñado en su actual cargo desde mayo de 1999. Con anterioridad, el señor Yllera se desempeñó como asesor legal de Indupa S.A.

Héctor Pérez Llana. El señor Pérez Llana es Ingeniero Industrial graduado de la Universidad Católica Argentina y realizó un Master en Administración de Empresas en la UCA - Escuela Organización Industrial de Madrid. El señor Pérez Llana se desempeñó en las oficinas de los Estados Unidos de Hughes Tool Company como Gerente de Proyectos, Gerente de Planta y Gerente de Planeamiento. El señor Pérez Llana se desempeña en su cargo actual desde junio de 1998.

Carina Carrasco. La señora Carrasco es Licenciada en Comercialización graduada en la Universidad de Ciencias Empresariales y Sociales y se encuentra cursando una "Maestría en Gestión de la Comunicación en las Organizaciones" en la Universidad Austral. Con anterioridad se desempeñó como Jefe de Relaciones Institucionales de Transportadora de Gas del Sur S.A. La señora Carrasco se desempeña en su cargo actual desde agosto de 2001.

Diego Stabile. El señor Stabile es Ingeniero Industrial graduado en la Universidad de Buenos Aires.
Con anterioridad se desempeñó como Jefe de Ingeniería de Swift, fue asistente del presidente en Ray-O-Vac (México), Gerente Industrial en Compañía Introductora de Buenos Aires S.A. (Dos Anclas), Gerente General de Frigorífico Rioplatense, y desde 1993 se desempeñó como Gerente de Operaciones de Litoral Gas S.A. El señor Stabile se desempeña en su cargo actual desde julio de 2001.

Rubén Ruival. El señor Ruival es Contador Público graduado en la Universidad de Buenos Aires. El señor Ruival se desempeñó como Presidente del Directorio de Deloitte & Touche Argentina. El señor Ruival es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Es miembro del Comité Ejecutivo del Consejo de Impuestos del Consejo Profesional de Ciencias Económicas. El señor Ruival ha expuesto y presidido en varios seminarios de impuestos y ha enseñado finanzas e impuestos en varias universidades.

Remuneración

De acuerdo con la legislación argentina, toda remuneración abonada a los directores debe ser aprobada por la asamblea ordinaria de accionistas de la Sociedad correspondiente. El total de la remuneración anual abonada a los miembros del Directorio no puede ser superior al 5 % de las utilidades netas actualizadas de la Sociedad (definidas como las utilidades netas menos los montos asignados a reservas legales y otras reservas obligatorias y pérdidas acumuladas, de haberlas, más el total de las remuneraciones de los miembros del Directorio y de la Comisión Fiscalizadora) para el ejercicio en cuestión, salvo que se distribuyan dividendos en dicho ejercicio. De todas formas, existe un tope para el total de las remuneraciones de los miembros del Directorio, establecido como el 25 % de las utilidades netas de la Sociedad al momento del pago de dividendos. Estos porcentajes pueden superarse, (i) en el caso de los directores que cumplan funciones ejecutivas o ejerzan comisiones especiales, y (ii) con la aprobación de la asamblea de accionistas. El estatuto social de las Sociedades no establecen remuneraciones mínimas ni máximas para los directores, que no sean las establecidas por la legislación argentina.

Durante el ejercicio económico 2000, el monto total de compensación a directores, miembros de la Comisión Fiscalizadora y gerentes de las Sociedades fue de aproximadamente $ 3,2 millones. De dicho monto, $ 80.845 corresponde a los directores de Pampeana, $ 36.000 a los directores de Sur, y $ 2.968.487 a los gerentes de Pampeana. Los gerentes desempeñan sus funciones tanto para Pampeana como para Sur, por lo que los costos de remuneración se imputan de acuerdo a la composición de la cartera de clientes de cada una de las Sociedades. Al respecto, ver la sección "*Actividades -- Recursos humanos*". Las Sociedades no ofrecen a sus gerentes y directores ningún programa de jubilaciones o retiros. Ver la sección "*Actividades -- Recursos humanos*".

COMPOSICION ACCIONARIA

Generalidades

Sodigas Pampeana mantiene en la actualidad el 86,09 % del capital accionario de Pampeana y Sodigas Sur mantiene el 90 % del capital accionario de Sur. El restante 13,91 % del capital de Pampeana es mantenido por otros accionistas (aproximadamente el 13,65 %) y el Banco de la Nación Argentina (0,26 %), a través de un fideicomiso en garantía, en beneficio de los empleados de Pampeana. El restante 10 % de las acciones ordinarias de Sur son mantenidas por su Plan de Participación del Personal.

Con anterioridad a octubre de 2000, el Gobierno mantenía 20 % de capital accionario de Pampeana pero decidió vender su participación en un remate bursátil en la BCBA. A través de dicho remate, Sodigas Pampeana adquirió una participación adicional de 6,4 % en Pampeana, incrementando su participación de 70,86 % a 77,21 %. Los fondos de jubilaciones y pensiones de la Argentina adquirieron la participación remanente en Pampeana del 13,65 %. El precio que abonó Sodigas Pampeana y los fondos de jubilaciones y pensiones por cada acción de Pampeana fue de U$S 1,10. Además, el 11 de octubre de 2000, Camuzzi Argentina transfirió su participación directa de 8,88 % en Pampeana a Sodigas Pampeana, incrementando esta última su participación de 77,21 % a 86,09 %.

El capital accionario de cada una de las Sociedades está dividido en acciones ordinarias Clase A, Clase B y Clase C. El 51 % del capital de Pampeana se encuentra representado por acciones Clase A, el 39,86 % se encuentra representado por acciones Clase B y el 9,14 % se encuentra representado por acciones Clase C. Un porcentaje de las acciones Clase C de Pampeana es mantenido, a través de un fideicomiso en garantía, por el Banco de la Nación Argentina en su carácter de fiduciario y en beneficio de los empleados de Pampeana que representan el 0,26 % del capital accionario de Pampeana. El 51 % del capital de Sur se encuentra representado por acciones Clase A, el 39 % se encuentra representado por acciones Clase B y el 10 % se encuentra representado por acciones Clase C. Las acciones Clase C de Sur se encuentran asignadas a sus empleados. Los accionistas de las Sociedades no tienen diferentes derechos de voto entre sí.

El cuadro siguiente muestra la estructura de las tenencias de capital de Pampeana y Sur a la fecha del presente Prospecto.


Camuzzi Argentina
Sempra Energy (Denmark-1) ApS
56,91 %
43,09 %
Programa de Propiedad Participada
Sodigas Sur
Sodigas Pampeana
Otros accionistas(1)
Banco de la Nación Argentina(2)
10,0 %
90,0 %
86,09 %
13,65 %
0,26 %
Sur
Pampeana

Notas:

(1) La expresión "Otros accionistas" se refiere a los titulares de acciones adquiridas en la BCBA.

(2) La tenencia de la participación de Banco de la Nación Argentina en Pampeana, correspondiente al personal que integraba el programa de propiedad participada, se mantiene de conformidad con el contrato de fideicomiso en garantía descripto en "– *Programa de Propiedad Participada*" de la presente sección.

01197

El siguiente cuadro refleja la cantidad de acciones y el porcentaje sobre las acciones en circulación de cada clase de la que resulta titular cada uno de los accionistas de las Sociedades a la fecha del presente Prospecto.

Pampeana

Titular	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Pampeana	169.973.335	51,00 %	87.360.609	26,21%	29.594.250	8,88%
Administradora de Fondos de Jubilaciones y Pensiones	—	--	45.493.000	13,65%	—	—
Banco de la Nación Argentina	—	—	—	–%	859.855[1]	0,26
Total	169.973.335	51,00 %	132.853.609	39,86%	30.454.105	9,14%

Nota:

(1) Acciones mantenidas de conformidad con el contrato de fideicomiso en garantía descripto en *"Programa de Propiedad Participada"* en esta sección.

Sur

Titular	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Sur	88.753.306	51,00%	67.870.175	39,00%	—	—
Programa de Propiedad Participada	—	—	—	—	17.402.609	10,00%[1]
Total	88.753.306	51,00%	67.870.175	39,00%	17.402.609	10,00%

Nota:

(1) Los directores y gerentes de Sur, en conjunto, mantienen aproximadamente el 0,06 % de las Acciones Clase C.

Accionistas principales

A la fecha del presente, Camuzzi Argentina es el principal accionista de Sodigas Pampeana y Sodigas Sur con una participación de un 56,91 % en cada una de las dos sociedades. Camuzzi Argentina es una sociedad argentina constituida el 13 de julio de 1992 y cuyo capital accionario pertenece mayoritariamente a Camuzzi, principal empresa distribuidora privada de gas de Italia. A octubre de 2001, la participación remanente del 43,09 % en Sodigas Pampeana y Sodigas Sur era mantenida por Sempra. Sempra es una afiliada de Sempra Energy (a través de Sempra Energy International), el accionista principal de Southern California Gas Company, el mayor distribuidor de gas en los Estados Unidos. El 11 de octubre de 2000, Sempra Energy International adquirió las acciones de CNG Cayman Three Limited ("CNG Cayman"), una afiliada de CNG International Corporation, quien era titular del 21,545 % de las acciones de Sodigas Pampeana y Sodigas Sur. Asimismo, el 1° de octubre de 2001, SEI Cayman Gas Holding Company (antes CNG Cayman) transfirió a Sempra el 21,545 % de su participación accionaria en Sodigas Pampeana y Sodigas Sur.

En octubre de 2000, entró en vigencia un nuevo acuerdo de accionistas celebrado entre Camuzzi Argentina y Sempra (el "Acuerdo de Accionistas") que regula la administración de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades. El Acuerdo de Accionistas regula (i) la elección de los miembros del Directorio de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (ii) la elección de los miembros de la Comisión Fiscalizadora de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iii) la elección de ciertos gerentes, incluyendo al presidente de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iv) la aprobación de ciertas cuestiones que requieran el voto de los directores y accionistas de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades y (v) otras cuestiones relativas al control.

No se han celebrado contratos de opciones sobre las acciones de las Sociedades ni se ha realizado una modificación del capital social en los últimos tres años que haya dado lugar a la emisión de acciones.

"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de las Sociedades o de una Compañía.

"Funcionarios Jerárquicos" significa el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.

"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.

Autorización por parte del ente regulatorio. Las siguientes acciones, entre otras, deben contar con la autorización previa del ENARGAS o del organismo que lo reemplace: (i) la modificación de la estructura de capital; (ii) la emisión de nuevas acciones; y (iii) la modificación del derecho del ENARGAS de aprobar las acciones mencionadas.

Las disposiciones relativas a la modificación del capital de las Sociedades son en cierto modo más gravosas que las incluidas en la Ley de Sociedades Comerciales.

A menos que sea previamente rescatada o recomprada y cancelada, cada Obligación Negociable tendrá un vencimiento de entre 30 (treinta) días y 30 (treinta) años contados a partir de su fecha de emisión original (la "Fecha de Emisión"), según lo especifique dicha Obligación Negociable y el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión de las Obligaciones Negociables de una Clase vendidas al amparo de la Resolución 144A (según se define más adelante) para cotizar en el sistema de *Private Offering, Resale and Trading Through Automatic Linkage* de la *National Association of Securities Dealers, Inc.* (el "Sistema PORTAL") en los Estados Unidos de Norteamérica (los "Estados Unidos"). La cotización de las Obligaciones Negociables se indicará en el Informe de Términos y Condiciones del Prospecto correspondiente; no obstante, se podrán emitir Obligaciones Negociables que no coticen en ninguna bolsa de comercio o mercado.

Las Obligaciones Negociables constituirán obligaciones negociables de acuerdo con la Ley de Obligaciones Negociables, Ley N° 23.576, sus modificatorias (la "Ley de Obligaciones Negociables"), y otras normas aplicables, incluyendo las normas de la CNV (las "Normas"). ^ La CNV ha autorizado emisiones de Obligaciones Negociables en virtud del Contrato de Fideicomiso durante un período de cinco años entre el ^[ ] de ^ noviembre de 2001 y el ^[ ] de ^ noviembre de 2006. Ninguna Obligación Negociable podrá ser emitida en virtud del Contrato de Fideicomiso después del ^[ ] de ^ noviembre de 2006. ^ Tal autorización sólo significa que se ha cumplido con todos los requisitos en materia de información. Ver la sección *"Información General"*.

Para una descripción de los Términos particulares de cada Clase se hace referencia a los términos y condiciones tal como se establecen en las Obligaciones Negociables complementados por el Informe de Términos y Condiciones correspondiente (los "Términos"), incluyendo (i) la designación de las Obligaciones Negociables de esa Clase; (ii) cualquier límite al total del capital de las Obligaciones Negociables de esa Clase; (iii) la fecha o fechas en las cuales se pagará el capital (y la prima, si la hubiera) de las Obligaciones Negociables de esa Clase (fechas que serán de 30 (treinta) días a 30 (treinta) años desde la Fecha de Emisión original de esa Clase de Obligaciones Negociables); (iv) el precio al cual las Obligaciones Negociables de esa Clase serán emitidas, la tasa o tasas a la que las Obligaciones Negociables de esa Clase devengarán interés, si lo hubiera, la fecha o fechas a partir de las cuales se devengará el interés, y las fechas de pago del interés; y (v) cualquier otro término de las Obligaciones Negociables de esa Clase. Asimismo, el Informe de Términos y Condiciones correspondiente describirá, de corresponder, el grado en que los Términos y Condiciones particulares de cada Clase de Obligaciones Negociables varíen respecto de los términos y condiciones generales que se establecen en el presente. Ver el Anexo I, *"Modelo de Términos y Condiciones de las Obligaciones Negociables"* a ser incluidos en el Informe de Términos y Condiciones correspondiente.

Forma y denominación

Generalidades. Las Obligaciones Negociables podrán emitirse en forma nominativa (las "Obligaciones Negociables Nominativas") sin Cupones y al portador (las "Obligaciones Negociables al Portador"), incluyendo Obligaciones Negociables al Portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular") u Obligaciones Negociables al Portador globales en forma definitiva con o sin Cupones (una "Obligación Negociable al Portador Global Definitiva"). A opción de las Emisoras, las Obligaciones Negociables al Portador pueden ser inicialmente emitidas en forma temporaria sin Cupones (una "Obligación Negociable al Portador Global Temporaria", y junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), canjeables en forma total y, sujeto a las resoluciones y regulaciones de la agencia de compensación correspondiente, en forma parcial por participaciones en Obligaciones Negociables al Portador Globales Definitivas u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones según lo permita la legislación argentina y estadounidense aplicable en materia de forma y nominatividad de valores negociables, o en cualquier otra forma especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Con excepción de lo que se describe más adelante y de lo que se especifica en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas y las Obligaciones Negociables al Portador podrán emitirse en denominaciones de un mínimo de US$ 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o, por un múltiplo entero de US$ 1.000 (o 1.000 unidades más próximas de esa Moneda Especificada) si fuera superior a esa cifra o en cualquier otra Moneda

MATERIAS LEGALES

La validez de la emisión de las Obligaciones Negociables conforme a la legislación argentina será analizada en forma limitada para las Emisoras por *Muñoz de Toro & Muñoz de Toro*, asesores legales de las Emisoras respecto de la legislación argentina.

AUDITORES

Los estados contables anuales de Pampeana y Sur correspondientes a cada uno de los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 han sido incluidos en el presente Prospecto de conformidad con el informe de auditoría que aparece a partir de la página E-1 del presente, emitido por *PricewaterhouseCoopers*, contadores públicos independientes, registrados ante el Registro de Asociación de Profesionales Universitarios del Consejo Profesional de Ciencias Económicas de la Capital Federal (Tomo 1 - Folio 77), y que aparecen aquí en virtud del carácter de dicha firma como expertos en el área de contabilidad y auditoría. Asimismo, se han incluido en el presente los estados contables correspondientes a los períodos económicos finalizados el 30 de junio de 2001 y 2000. En lo que respecta a los estados contables al 30 de junio de 2001, *PricewaterhouseCoopers* ha indicado que ha efectuado una revisión limitada de los mismos. Una revisión limitada tiene un alcance sustancialmente menor a una auditoría y, por lo tanto, *PricewaterhouseCoopers* no ha emitido opinión alguna respecto de dichos estados contables. En este sentido, los inversores deberían contemplar especialmente dicha situación con respecto a su análisis sobre los mencionados estados contables trimestrales. Los estados contables de las Sociedades al 30 de junio de 2000, y por el período de seis meses finalizados en dicha fecha, han sido incluidos en el presente de conformidad con el informe de auditoría de *PricewaterhouseCoopers*, contadores públicos independientes, y que aparecen aquí en virtud del carácter de dicha firma como expertos en el área de contabilidad y auditoría.

INFORMACION GENERAL

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Comercio de Luxemburgo (o en cualquier otra bolsa o mercado que se indique en el Informe de Términos y Condiciones correspondiente). Con anterioridad a la cotización en la Bolsa de Comercio de Luxemburgo, una notificación legal respecto de la emisión de las Obligaciones Negociables, el acta constitutiva y los estatutos de las Emisoras serán depositados con el *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, donde se podrán revisar u obtener copias de los documentos mencionados. Se podrá solicitar autorización para cotizar las Obligaciones Negociables emitidas conforme al Programa en la BCBA.

Se podrán solicitar copias en inglés de los estatutos de las Emisoras, el Contrato de Fideicomiso, todo suplemento o Informe de Términos y Condiciones y los estados contables anuales y trimestrales de las Emisoras durante el plazo de vigencia de las Obligaciones Negociables en las oficinas de Kredietbank S.A. Luxembourgeoise, agente de cotización en la Bolsa de Comercio de Luxemburgo, si las Obligaciones Negociables cotizan en dicha bolsa. Podrá solicitarse copia de dichos documentos en español en la sede social de las Sociedades.

Desde el 31 de diciembre de 2000, fecha de los últimos estados contables auditados de las Emisoras incluidos en el presente Prospecto, no se ha producido ningún cambio substancial desfavorable en la situación patrimonial o de otra índole de las Emisoras, ni en sus resultados, operaciones, actividades o perspectivas. Las Emisoras no son parte en ningún litigio, arbitraje o procedimiento administrativo relativo a reclamos de derechos o montos que resulten relevantes en el contexto de la emisión de las Obligaciones Negociables en el marco del Programa o que podrían afectar significativa o adversamente su capacidad de cumplir con las obligaciones en virtud de las Obligaciones Negociables y, al mejor saber y entender de las Emisoras, no existe ni es inminente ningún litigio, arbitraje o procedimiento administrativo de significación.

Las Emisoras fueron constituidas como sociedades anónimas de conformidad con las leyes de la Argentina el 24 de noviembre de 1992 por un período de 99 años, constituyendo el domicilio de la sede social en la ciudad de Buenos Aires.

El 29 de septiembre de 1994 la CNV aprobó, las modificaciones en la razón social de las Sociedades de Distribuidora de Gas Pampeana S.A. y Distribuidora de Gas del Sur S.A. a "Camuzzi Gas Pampeana S.A." y "Camuzzi Gas del Sur S.A.", respectivamente, cambios que fueron adoptados el 28 de julio de 1994.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones en relación con la oferta descripta en el presente, fuera de las de este Prospecto y, en caso contrario, no deberán ser consideradas como autorizadas por las Sociedades Emisora o ninguna otra persona. Ni la entrega de este Prospecto ni cualquier venta realizada al amparo del mismo implicará que no ha habido cambios significativos en las operaciones de las Sociedades ni que la información contenida en el mismo sea correcta en cualquier momento posterior a su fecha. Este Prospecto no constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores más allá de los referidos en el mismo, ni constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores en ninguna circunstancia en la que la misma fuera ilegítima.

INDICE

PROGRAMA DE EMISION

DE OBLIGACIONES NEGOCIABLES

DE MEDIANO PLAZO

VN U$S 300.000.000

CAMUZZI GAS PAMPEANA S.A.

CAMUZZI GAS DEL SUR S.A.

PROSPECTO

31 de octubre de 2001

ANEXO II

MUÑOZ DE TORO & MUÑOZ DE TORO
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1 de noviembre de 2001

Señores
Gerencia de Emisoras
Comisión Nacional de Valores

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento. Opinión legal.

Tenemos el agrado de dirigirnos a la Comisión Nacional de Valores (la "CNV") en nuestro carácter de asesores legales de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile 57 76 70 00, a los efectos de emitir una opinión legal respecto a la ejecutabilidad de las obligaciones negociables a ser emitidas por las Sociedades en el marco de su programa de emisión de obligaciones negociables por VN U$S 300.000.000. Los términos en mayúscula que no se encuentren definidos en la presente, tendrán el significado que se les atribuye en el Prospecto (según se define más adelante).

A los efectos de emitir la presente opinión hemos examinado la siguiente documentación:

- El contrato de fideicomiso de fecha 11 de diciembre de 1996 y sus modificaciones (el "Contrato de Fideicomiso") celebrado entre las Sociedades. The Bank of New York, como Fiduciario, Co-Agente de Registro, Agente de

Pago Principal, Agente de Pago en Londres y Agente de Transferencia y Banco Río de la Plata S.A. como Agente de Registro, Agente de Transferencia y Agente de Pago en la Argentina.

- El prospecto de fecha 31 de octubre de 2001 preparado con relación a la actualización de la información relativa a la Sociedad, el aumento del monto del Programa y la extensión de su plazo de vencimiento (en conjunto, el "Prospecto").

Basado en el análisis de la documentación descripta precedentemente y de la legislación aplicable, opinamos que:

1. El artículo 29 de la Ley N° 23.576 (texto modificado por la Ley N° 23.692; la "Ley de Obligaciones Negociables") dispone que los títulos representativos de una obligación negociable, tal como las Obligaciones Negociables, otorgan acción ejecutiva a sus tenedores para reclamar el capital, actualizaciones e sus intereses y accesorios si correspondieren. Es decir, conforman un título que apareja la ejecución[1].

La acción ejecutiva limita significativamente las defensas que puede oponer el deudor. La acción ejecutiva encuentra su fundamento en: "*[...] la constatación fehaciente de una obligación exigible de dar cantidades líquidas de dinero o fácilmente liquidables [...]*"[2]. En suma, los presupuestos sustanciales del título ejecutivo son[3]:

(a) *Legitimación sustancial.* La legitimación sustancial tanto activa como pasiva, es decir, que del título ejecutivo debe surgir el nombre del acreedor y del deudor[4].

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[1] El artículo 523, inciso 7° del Código Procesal Civil y Comercial de la Nación (el "Código Procesal") dispone que: "*[...] Los títulos que traen aparejada la ejecución son los siguientes: [...] 7. Los demás títulos que tuvieren fuerza ejecutiva por la ley y no estén sujetos a un procedimiento especial [...]*".

[2] Cámara 1° CC La Plata, Sala III, sentencia del 26 de septiembre de 1958, JA, 1959-I-469, citada por Fassi, Santiago, "*Código Procesal Civil y Comercial de la Nación, comentado, anotado y concordado*", Buenos Aires, 1980, tomo II, página 454.

[3] Cfr. Falcón, Enrique M., "*Código Procesal Civil y Comercial de la Nación, anotado, concordado y comentado*", Buenos Aires, 1997, tomo III, página 10 y siguientes, Fenochietto, Carlos E., "*Codigo Procesal Civil y Comercial de la Nación, comentado, anotado y concordado*", Buenos Aires, 1999, tomo III, páginas 10 a 12.

[4] La legitimación en el proceso ejecutivo, a diferencia de lo que suele ocurrir en los juicios de conocimiento, en principio no es objeto de prueba; se desprende del título, con prescindencia de los verdaderos titulares de la relación en él documentada, es decir, la llamada relación subyacente (CNCiv., sala H, sentencia del 28 de febrero de 1997, LL, 1997-D-879).

(b) *Obligación dineraria.* El título ejecutivo sólo puede tener por objeto prestaciones dinerarias, quedando excluidas las obligaciones de hacer, no hacer o simplemente las de dar otro bien que no sea moneda argentina o extranjera.

(c) *Obligación exigible.* Las obligaciones deben ser exigibles; es decir, no pueden estar supeditadas al cumplimiento de una condición, pendientes de plazo o de una contraprestación a cargo del ejecutante[5]. En tanto el instrumento constate una obligación exigible de dar cantidades de dinero líquido o fácilmente liquidables, existirá título ejecutivo[6].

(d) *Cantidad líquida o fácilmente liquidable.* Del documento debe surgir en forma indubitable el monto del crédito, o a lo sumo depender de una simple operación aritmética[7].

Estos son los presupuestos que deben ser constatados a fin de determinar si las Obligaciones Negociables confieren o no a su titular la vía ejecutiva.

2. En este estadio, debe tenerse presente, además, que el artículo 30 de la Ley de Obligaciones Negociables permite la emisión de obligaciones negociables representadas por certificados globales cuya existencia está limitada al depósito colectivo, en tanto que el artículo 31 de la Ley de Obligaciones Negociables establece que: "*[...] en las condiciones de emisión de las obligaciones negociables se puede prever que las mismas no se representen en títulos. [...] La calidad de obligacionista se presume por las constancias de las cuenta abiertas en el registro de obligaciones negociables escriturales [...]*". En este sentido, el

[5] Si la obligación estuviere subordinada a condición o prestación, la vía ejecutiva procederá si del título o de otro instrumento público o privado reconocido que se presente junto con aquél, [...] resultare haberse cumplido la condición o prestación.

[6] CNCiv., sala A, sentencia del 28 de junio de 1990, LL, 1990-E-229.

[7] El artículo 520 del Código Procesal dispone: "*Se procederá ejecutivamente siempre que en virtud de un título que traiga aparejada ejecución, se demandare por obligación exigible de dar cantidades líquidas de dinero, o fácilmente liquidables*". Es decir, las pautas "*[...] han de resultar del propio título*" (CNCiv., sala A, sentencia del 18 de febrero de 1997, LL, 1997-D-417.

certificado que emita la entidad que tiene a su cargo el depósito de dichos títulos cumple la función de instrumento hábil para ejercer los derechos que correspondan al mismo[8].

Ello se ve ratificado a la luz de las siguientes consideraciones:

(a) El artículo 29 de la Ley de Obligaciones Negociables confiere la vía ejecutiva a los instrumentos que acrediten la existencia y titularidad de las obligaciones negociables[9].

(b) En el certificado emitido por la entidad de depósito colectivo constará el nombre de los legitimados activos y pasivos, el monto del capital, los intereses pactados, la fecha de vencimiento de la Obligación Negociable y la sigla de identificación de los títulos, si correspondiere.

Por tanto, los certificados cumplirán los presupuestos del título ejecutivo, toda vez que evidenciarán a las personas legitimadas (activa y pasivamente) y el monto adeudado, tendrán por objeto el cobro de la obligación dineraria al que se obligó las Sociedades al emitir las Obligaciones Negociables y la exigibilidad surgirá del cotejo que haga de dicho certificado el juez en el momento en que se promueva la acción[10].

---

8 Una interpretación contraria implicaría derogar las claras y terminantes disposiciones de los artículos 29 y 30 de la Ley de Obligaciones Negociables. Y al respecto, siendo posible dos interpretaciones de las cuales una privilegia la validez y vigencia de una disposición respecto de otra, la interpretación debe entenderse en el primer sentido (arg. artículo 218, inciso 3 del Código de Comercio).

9 En este sentido, se ha dicho que: *"[...] La representación por vía registral del título valor [...] hace las veces de la representación cartular. Para ejecutar bastará acreditar la registración cartular [...]"* Yohma, Carlos G., "Tratado de las obligaciones negociables", Buenos Aires, 1994, página 267.)

10 Para obviar la circunstancia de que títulos representados por una obligación negociable global no brinden certeza acerca de que iniciada la acción ejecutiva no sigan trasmitiéndose mediante su ley de circulación (inscripción en el registro), tal inconveniente puede ser suplido por la solicitud de bloqueo de transferencia que efectúe el obligacionista a la entidad de registro en oportunidad de solicitar la emisión del certificado que habilita la ejecución, dejándose constancia de ello en el documento. El carácter de título ejecutivo de los certificados representativos de la titularidad de obligaciones negociables expedidos por la Caja de Valores S.A. fue reconocido por el Juzgado Nacional de Primera Instancia en lo Comercial N° 13, Secretaría N° 26, *in re "Orsi, Guillermo y otro c/ Alpargatas S.A.I.C. y otros s/ Ejecutivo"*, sentencia del 16 de octubre de 1999, confirmada por la Cámara Nacional Comercial, sala B, el 28 de diciembre de 1999.

3. Por otra parte, el artículo 4° del Decreto N° 677/01 (el "Decreto 677") establece el régimen legal de los valores negociables anotados en cuenta. El Decreto 677 establece que se podrán expedir comprobantes de los valores representados en certificados globales a favor de las personas que tengan una participación en los mismos. En tal sentido, de conformidad con el Decreto 677, se pueden expedir comprobantes del saldo de cuenta a efectos de legitimar al titular para reclamar judicialmente o ante jurisdicción arbitral, en su caso, incluso mediante acción ejecutiva, si correspondiere[11], presentar solicitudes de verificación de crédito o participar en procesos universales para lo que será suficiente título dicho comprobante, sin necesidad de autenticación u otro requisito. La expedición de los comprobantes de saldo importa el bloqueo de la cuenta respectiva sólo para inscribir actos de disposición por su titular, por un plazo de 30 días, salvo que el titular devuelva el comprobante o dentro de dicho plazo se reciba una orden de prórroga del bloqueo del Juez o Tribunal Arbitral ante el cual el comprobante se hubiera hecho valer. Los comprobantes deberán mencionar estas circunstancias. El bloqueo de la cuenta sólo afectará a los valores a los que refiera el comprobante.

En tal sentido, los comprobantes deberán ser emitidos por la entidad del país o del exterior que administre el sistema de depósito colectivo en el cual se encuentren inscriptos los certificados globales. Cuando entidades administradoras de sistemas de depósito colectivo tengan participaciones en certificados globales inscriptos en sistemas de depósito colectivo administrados por otra entidad, los comprobantes podrán ser emitidos directamente por las primeras[12]. En caso de certificados globales de deuda, el fiduciario, si lo hubiere, tendrá la legitimación descripta en el párrafo precedente con la mera acreditación de su designación.

4. En virtud de lo expuesto, en caso de falta de pago, cualquier obligacionista podrá exigir en forma individual el cumplimiento de las Obligaciones Negociables que posea contra las Sociedades ante los tribunales competentes mediante procedimiento ejecutivo, de acuerdo con lo previsto en el artículo 29 de la Ley de Obligaciones Negociables (sujeto a lo explicado más adelante). Por tanto, en caso de falta de pago, cualquier titular de una participación en las Obligaciones Negociables podrá iniciar también una acción ejecutiva de

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[11] El carácter de título ejecutivo de las constancias escriturales de participación en una obligación negociable ha sido reconocido por el Juzgado Nacional de Primera Instancia en lo Comercial N° 24, Secretaría N° 240, *in re "Imbrosciano, Beatriz c/ Alpargatas S.A.I.C. s/ Ejecutivo"*, sentencia del 18 de octubre de 2001.

[12] Cabe destacar que las entidades administradoras de depósito colectivo reconocidas por la CNV son The Depository Trust Company (DTC), Clearstream Banking, Euroclear Operations Centre System, Swiss Securities Clearing Corporation (SEGA) y Caja de Valores S.A.

las obligaciones de las Sociedades adeudadas en virtud de las Obligaciones Negociables, sujeto a lo expresado en el punto 5 siguiente.

5. Lo expuesto precedentemente asume que el tribunal competente aplique la Ley de Obligaciones Negociables, juzgando a la misma como la ley material que rige a las Obligaciones Negociables. Por otra parte, debe tratarse de obligaciones vencidas, ya sea en cuanto al pago de capital o de los intereses. Si se tratara de un supuesto en que, de acuerdo al Contrato de Fideicomiso, se produjera la aceleración de los términos fijados convencionalmente para el vencimiento de la prestación que conforma el objeto de la obligación, esta cuestión constituye -razonablemente- un tema que merece amplitud de debate y prueba, extremo ajeno a la vía limitada de conocimiento que impone el proceso ejecutivo. En tal caso, correspondería dirimir si se ha verificado o no el supuesto que habilita el aceleramiento de los plazos de vencimiento de las obligaciones a un proceso ordinario.

6. No obstante lo expresado en los puntos 2, 3, 4 y 5 precedentes, ciertos Juzgados de la Ciudad de Buenos Aires han rechazado el derecho de un titular de participaciones a entablar una acción ejecutiva a fin de cobrar sus créditos. En esos casos, los titulares de participaciones pretendieron demostrar su crédito mediante la presentación de certificados que evidenciaban los registros preparados por el depositario o por sus participantes directos o indirectos. La aceptación de dichos certificados como prueba de un crédito (y el derecho a obtener la habilitación de la vía ejecutiva, en un proceso individual o colectivo) depende de la facultad discrecional del tribunal que entienda en la causa.

En consecuencia, no se puede asegurar a los titulares de participaciones en las Obligaciones Negociables que un tribunal competente considerará dichos certificados como prueba suficiente a fin de que un titular de una participación ejerza sus derechos por la vía ejecutiva.

* * * * *

La presente opinión tiene el objeto exclusivo de cumplimentar con lo requerido por la CNV en su dictamen de fecha 31 de octubre de 2001 y no puede ser utilizada a otros efectos sin nuestra autorización previa por escrito.

Atentamente.

Ricardo Muñoz de Toro

ANEXO III

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Standard & Poor's
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Buenos Aires, 25 de octubre de 2001

Sres
COMISION NACIONAL DE VALORES
Presente

Atm.: Dra. Elena B. B. de Bianchi

Re: Calificación del Programa Global de Obligaciones Negociables de Camuzzi Gas Pampeana S.A. / Camuzzi Gas del Sur S.A.

De nuestra consideración,

Nos dirigimos a Vd. en relación a la calificación que en fecha 17-10-01 (comunicada a esa Comisión por Nota N°22.712, de fecha:19-10-01) asignáramos al Programa Global de Obligaciones Negociables Simples a Mediano Plazo solidariamente pagaderos por los Co-emisores, por un monto máximo de US$ 200 Millones, de Camuzzi Gas Pampeana S.A. / Camuzzi Gas del Sur S.A. (raAA-)("el Programa").

Al respecto –habiendo en la fecha el emisor informádonos la decisión de las Asambleas de ambas sociedades[1], de ampliar el monto del Programa a un monto de US$ 300 Millones- informamos a Vd. que la calificación mencionada es aplicable al Programa, con el nuevo monto precedentemente detallado.

Sin perjuicio de lo anterior, oportunamente procederemos a la calificación del Programa, en reunión de nuestro Consejo de Calificación.

Sin otro particular, saludamos a Vd. atte.,

[1] Aumento resuelto por la Asambleas Generales Ordinarias y Extraordinarias de ambas sociedades, en fecha 16-10-01 (Acta N°30 – Camuzzi Gas Pampeana S.A.; Acta N°29 – Camuzzi Gas del Sur S.A.), y términos y condiciones fijados por respectivas reuniones de Directorio llevadas a cabo en fecha 24-10-01 (Acta N°162 – Camuzzi Gas Pampeana S.A.; Acta N°157 – Camuzzi Gas del Sur S.A.).

IC
FITCH IBCA, DUFF & PHELPS

023091

COMISION NACIONAL DE VALORES

Buenos Aires, 1 de noviembre de 2001.

RECIBIDO

Señores
Comisión Nacional de Valores
PRESENTE

De nuestra consideración:

Con fecha 25 de octubre de 2001, Fitch Argentina Calificadora de Riesgo S.A. informó a la Comisión Nacional de Valores que se encontraba trabajando en la Calificación de Riesgo de la ampliación y extensión del Programa de Co-emisión de Obligaciones Negociables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. a hasta um monto máximo de US$ 300 millones. En esta oportunidad, Fitch Argentina Calificadora de Riesgo S.A ratifica la calificación asignada a dicho Programa por el Consejo de Calificación el pasado 22 de agosto en la Categoría AA+, considerando la ampliación mencionada.

Sin otro particular, saludamos a ustedes muy atentamente

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CARLOS A. BOXER
APODERADO
FITCH Argentina S.A.

The International Rating Agency
Fitch Argentina Calificadora de Riesgo S.A. – Reg. C.N.V. Nº 3
Sarmiento 663 - 7º Piso – (C1041AAM) Buenos Aires, Argentina – Tel. (54 11) 4327-2444
Fax: (54 11) 4326-9960 – www.fitchratings.com

ANEXO IV

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME ESPECIAL DE CONTADOR PUBLICO SOBRE SOLICITUD DE OFERTA PUBLICA DE OBLIGACIONES NEGOCIABLES
Resolución General Nro. 368/01

Al Señor Presidente y Señores Directores de
Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.
Av. A. Moreau de Justo 240 – Piso 3°
Capital Federal

De nuestra mayor consideración:

De acuerdo a vuestro pedido y en cumplimiento de lo dispuesto por la Resolución General N° 368/01 de la Comisión Nacional de Valores, emitimos el presente informe especial sobre la información a ser presentada por Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. ante dicha Comisión para la solicitud de oferta pública de obligaciones negociables que será efectuada por las Sociedades.

1. DOCUMENTACION ANALIZADA

1.a. Copia del Acta de Directorio N° 160 de fecha 5 de septiembre de 2001 de Camuzzi Gas Pampeana S.A., y copia del Acta de Directorio N° 155 de igual fecha de Camuzzi Gas del Sur S.A., que convocan a Asamblea General Ordinaria y Extraordinaria de Accionistas para considerar: (i) la ampliación del monto máximo en circulación del programa global de co-emisión de obligaciones negociables simples, no convertibles en acciones, aprobado por las Asambleas de Accionistas de las Sociedades de fecha 8 de noviembre de 1996, desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho Programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original.

1.b. Copia del Acta de Asamblea N° 30 de fecha 16 de octubre de 2001, de Camuzzi Gas Pampeana S.A., y copia del Acta de Asamblea N° 29 de igual fecha de Camuzzi Gas del Sur S.A., que aprueban: (i) la ampliación del Programa original, extendiendo el



monto máximo en circulación hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, conforme los términos y condiciones del Programa, (ii) ratificar los restantes términos y condiciones de dicho Programa y, en particular, la autorización para emitir obligaciones negociables en el marco del mismo por hasta el monto antedicho en los términos de la Ley No. 23.576 y sus modificatorias, disposiciones reglamentarias, resoluciones de la Comisión Nacional de Valores y normas concordantes, pudiéndose emitir y reemitir los títulos en diversas clases y diferentes series, denominadas en una o más monedas, (iii) prorrogar el plazo de vencimiento del Programa por un período adicional de cinco años contados a partir de su fecha de vencimiento original y (iv) destinar los fondos netos derivados de la ampliación del monto máximo del Programa a la refinanciación de pasivos, la realización de inversiones en activos físicos ubicados en la Argentina, la integración de capital de trabajo y/o la realización de aportes de capital a sociedades controladas y vinculadas de las Sociedades que utilizarán dichos aportes para algunos de los destinos especificados anteriormente, todo ello de conformidad con el artículo 36 de la Ley No. 23.576 y sus modificatorias.

1.c. Los Estados Contables y registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999 y al 31 de diciembre de 1998 los que han sido examinados por nosotros y sobre los cuales emitiéramos informes de auditoría y estados contables y registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. correspondientes a los períodos de seis meses finalizados el 30 de junio de 2001 y 2000, sobre los cuales emitiéramos informes de auditoría y de revisión limitada respectivamente.

1.d. Prospecto de emisión de obligaciones negociables simples, no convertibles en acciones, de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A..

2. ALCANCE DEL TRABAJO

Nuestra tarea se limitó únicamente a la aplicación de los siguientes procedimientos:

2.a. Con relación a la documentación mencionada en los puntos 1.a. a 1.c. hemos verificado que la misma se corresponda, en lo aplicable, con las constancias existentes en los libros rubricados y demás registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A..

PRICEWATERHOUSECOOPERS

2.b. Con relación a la documentación mencionada en el punto 1.d., hemos:

- cotejado las cifras contables incluidas en el prospecto de oferta pública de obligaciones negociables, e identificadas en la copia adjunta inicialada a los efectos de su identificación, con los registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. y/o los Estados Contables de las Sociedades y por los ejercicios y/o períodos detallados en el punto 1.c., y/o
- reprocesado el cálculo de las cifras y/o porcentajes identificados en la copia adjunta inicialada a los efectos de su identificación, utilizando cifras obtenidas de registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. y/o de los Estados Contables de las Sociedades mencionadas, según corresponda.

Nuestra auditoría anual o revisión limitada de los estados contables por los ejercicios y períodos mencionados en el párrafo 1.c. anterior, comprende pruebas y procedimientos considerados necesarios para emitir un informe sobre dichos estados contables tomados en su conjunto de acuerdo con las normas contables profesionales y de la Comisión Nacional de Valores. En ninguno de los ejercicios y períodos allí referidos, ni en ningún otro ejercicio y período, hemos realizado procedimientos de auditoría con el propósito de expresar una opinión sobre las cifras contables tomadas individualmente e incluidas en el prospecto de oferta pública de obligaciones negociables que se identifican en la copia adjunta, y en consecuencia no emitimos opinión sobre las mismas.

2.c. Con relación a la información contable incluida en el prospecto de oferta pública de obligaciones negociables, hemos verificado que la misma cumpla en sus aspectos formales con lo requerido por la Resolución General N° 368/01 de la CNV.

3. MANIFESTACION

En base únicamente a la tarea realizada estamos en condiciones de informar que:

3.a. Las actas de asamblea y directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A., y los estados contables mencionados en el punto 1.c. surgen de los libros rubricados de las Sociedades.

PRICEWATERHOUSECOOPERS

33944

3.b. Las cifras y/o porcentajes incluidos en el prospecto, e identificadas en la copia adjunta, surgen de los registros contables y/o Estados Contables de las Sociedades detalladas en el punto 1.c. y/o del reproceso de cálculos utilizando cifras obtenidas de registros contables de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. y/o de los Estados Contables de las Sociedades mencionadas, según corresponda.

3.c. La información contable incluida en el prospecto de oferta pública de obligaciones negociables cumple en sus aspectos formales con lo requerido por la Resolución General N° 368/01 de la CNV.

Buenos Aires, 31 de octubre de 2001.

HARTENECK, LÓPEZ Y CIA

(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires



Nº E 335459

Buenos Aires, 31/10/2001 01 0 T 79 Legalización Nº 035944

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 31/10/2001 en VARIOS de fecha / / perteneciente a CAMUZZI GAS PAMPEANA S.A. Y OTRA para ser presentada ante C.N.V., que se corresponde con la que el Dr. BORUCHOWICZ ALBERTO tiene registrada en la matrícula CP T° 0078 F° 175 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: HARTENECK LOPEZ Y CIA Soc. 1 T° 1 F° 77

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACION.

RESUMEN

El siguiente resumen está sujeto en su totalidad a la información más detallada y a los estados contables que aparecen más adelante en este Prospecto y debe ser leído junto con los mismos. Los términos en mayúsculas que no aparecen definidos en este resumen tienen el significado que se les asigna en otra sección de este Prospecto.

Actividades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de gas licuado propano ("GLP") y gas natural comprimido ("GNC"), como así también por cargos por reconexiones a la red de distribución de gas y por la venta de productos derivados producidos en la planta separadora de gas natural de Cerri (la "Planta Cerri") operada por Transportadora de Gas del Sur S.A. ("TGS"), cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver la sección *"Actividades -- Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver la sección *"Actividades -- Estrategia"*.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm³ en 1990 a un cifra estimada de 31.500 MMm³ en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a, aproximadamente, el 42 %. Este aumento refleja la sustitución de

inicialado para identificación

energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (US$ 21,38 por MMBTU) que el gas natural destinado a uso residencial (US$ 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural US$ 9,47 por MMBTU y US$ 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm³, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección *"La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado"*. Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección *"Actividades -- Transporte de gas natural"*.

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra Energy (Denmark-1) APS ("Sempra") y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección *"Composición accionaria -- Accionistas principales"*.

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural"*.

Estrategia

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos.

01219

	Pampetrum				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,3	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,3	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.305	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.357	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.251	21.077	20.333

(Las notas aparecen en la página 18)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	9,6
Depreciación y amortización	10,9	10,3	9,3	5,6	5,3
Interés	5,4	5,1	5,7	3,4	2,2
EBITDA[5]	56,2	51,4	44,1	14,7	26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[4]	2,8	3,3	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[7]	33.631	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.[illegible]	396.6[illegible]	[illegible]	[illegible]	406.115
Empleados	406	399	373	414	396
Kilómetros de gasoducto [9]	12.022	11.711	11.501	12.208	11.305

(Las notas aparecen en la página 18)

01221

Inicialado para identificación

Sociedades, especialmente entre los clientes residenciales, que constituyen la mayor fuente de ingresos y, a su vez, la fuente de ingresos de mayor margen. Debido a que el marco regulatorio no le permite a las Sociedades recuperar el costo de su capacidad de transporte en firme no utilizada y de los acuerdos de suministro con obligaciones *"take or pay"*, el efecto negativo de la reducción de la demanda debido a las condiciones climáticas por parte de los clientes residenciales se agravaría aún más si las Sociedades no pueden utilizar la capacidad para otra clase de clientes o de otra forma. Ver las secciones *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Competencia"*.

Los resultados y los ingresos de las Sociedades pueden verse adversamente afectados en forma significativa por cualquier circunstancia que reduzca la demanda de generación de energía eléctrica de las centrales alimentadas a gas, tales como fuertes lluvias o nevadas que permiten incrementar la generación de energía hidroeléctrica o el cierre de centrales eléctricas que utilizan ambas alternativas de combustible. Por ejemplo, en determinados períodos estacionales se han registrado fuertes lluvias durante el invierno que aumentaron el suministro de energía hidroeléctrica, lo cual derivó en una reducción de las ventas de las Sociedades a las centrales eléctricas durante dichos períodos en los que generalmente las ventas a las centrales eléctricas representan una parte significativa de los ingresos de las Sociedades. Ver en esta sección "-- *Importancia de las ventas a centrales eléctricas*" y las secciones *"Análisis de la situación patrimonial y resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"*.

Dependencia parcial de los subsidios gubernamentales. En el marco de los términos de los Documentos de la Privatización (según se define en la sección *"Marco Regulatorio -- Generalidades -- Marco Legal"*), el Gobierno provee subsidios a ciertos usuarios residenciales de gas natural ubicados dentro de las regiones abastecidas por las Sociedades. Tales subsidios se otorgan a las familias residentes en la zonas más frías del país, dentro de las cuales se incluye toda el área de servicio abastecida por Sur y, desde 1996, a la provincia de La Pampa, abastecida por Pampeana. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado en el Boletín Oficial el 15 de abril de 1997) mediante el cual se eliminó el subsidio que anteriormente se otorgaba a los jubilados con ingresos más bajos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*. Pampeana devengó aproximadamente $ 4,4 millones en subsidios durante 1998, $ 5,3 millones en 1999 y $ 6,0 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 1,7 millones y 1,3 millones, respectivamente. Sur devengó aproximadamente $ 66,4 millones en dichos subsidios durante 1998, $ 71,3 millones en 1999 y $ 80,7 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 29,7 millones y 26,7 millones, respectivamente. No puede asegurarse que cualquiera de dichos subsidios no sea reducido o eliminado por el Gobierno. Las Sociedades prevén que una reducción o eliminación de dichos subsidios podría reducir la utilización del gas natural residencial y tendría un impacto negativo significativo sobre sus resultados. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*.

Terminación de las Licencias; posibilidad de cancelación de las Licencias. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años, podrán ser prorrogadas por un plazo adicional de 10 años en el caso de que las Sociedades hayan cumplido con sus obligaciones de conformidad con las respectivas Licencias. El Gobierno puede cancelar las Licencias que rigen los derechos de cualquiera de las Sociedades para operar la distribución de gas, basado en la recomendación de ENARGAS por varias razones, incluyéndose, entre otras: (i) el incumplimiento reiterado de obligaciones a cargo de cualquiera de las Sociedades en virtud de sus Licencias (incluyendo la realización de inversiones obligatorias de capital) o de las resoluciones o regulaciones del ENARGAS, (ii) la comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas a las Sociedades por el ENARGAS en el período de cinco años anterior haya superado el 5 % de la facturación neta del último año, (iii) la interrupción del 35 % o más de la prestación del servicio, por más de 15 días consecutivos o por más de 30 días no consecutivos dentro de un mismo año calendario por causas atribuibles a dicha Sociedad, (iv) la interrupción parcial del servicio, que disminuya la capacidad total del servicio de la red de distribución en más de un 10 % durante treinta días consecutivos o durante 60 días no consecutivos en un mismo año calendario por causas atribuibles a dicha Sociedad, o (v) la violación a las restricciones establecidas en los Pliegos de Licitación (según se define en la sección *"Marco regulatorio -- Generalidades -- Marco legal"*) impuestas a la transferencia de acciones, o la asunción de garantías por deudas o la extensión de créditos a cualquiera de los respectivos accionistas controlantes de las Sociedades, Sodigas Pampeana o Sodigas Sur, entre otros. Sin embargo, las Sociedades deberán ser notificadas debidamente y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelar la respectiva Licencia. Ver la sección *"Marco regulatorio -- Terminación,*

caducidad y venta de las Licencias". La cancelación de cualquiera de las Licencias podría afectar sustancialmente en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades y su capacidad de cumplir sus obligaciones respecto de las Obligaciones Negociables. Ver la sección *"Marco regulatorio -- Terminación, caducidad y venta de las Licencias"*.

Riesgos relacionados con las operaciones de gas natural. Las actividades de las Sociedades están expuestas a ciertos riesgos inherentes al servicio y operación de la distribución de gas natural incluyendo, entre otros, presiones no previstas, explosiones e incendios imprevisibles, que podrían provocar la muerte, heridas personales, daños al medio ambiente y otros perjuicios a los bienes de las Sociedades o de terceros. Asimismo, estas actividades incluyen otros riesgos legales, operativos, ambientales, regulatorios, comerciales y financieros. Los daños provocados por los riesgos mencionados pueden generar acciones contra las Sociedades. Las Sociedades contratan seguros contra terceros de conformidad con la práctica internacional, sin embargo no están aseguradas en su totalidad contra estos riesgos y no todos los citados riesgos pueden asegurarse. La responsabilidad de cada una de las Sociedades podría exceder la cobertura brindada por el seguro, si lo hubiere, y podría tener un efecto adverso significativo sobre la situación patrimonial y resultado de las operaciones de las Sociedades.

Procedimientos administrativos, judiciales e impositivos. Las Sociedades son parte de diferentes procedimientos administrativos, judiciales e impositivos con el Gobierno y algunos gobiernos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos mencionados no tienen fundamento y, por lo tanto, consideran que no resulta probable que exista una resolución adversa respecto de los mismos. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una medida precautoria o pago ordenado por el tribunal, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades. Ver la sección *"Actividades -- Procedimientos administrativos, judiciales e impositivos"*.

Accionistas controlantes. Sodigas Pampeana es titular del 86,09 % del capital accionario de Pampeana y Sodigas Sur posee el 90 % del capital accionario de Sur. Debido a los procedimientos establecidos por el Gobierno, en virtud de los cuales Sodigas Pampeana y Sodigas Sur realizaron sus inversiones en las Sociedades, existen restricciones en su capacidad para disminuir sus respectivas tenencias por debajo de un 51 % de las acciones Clase A de las Sociedades. Sodigas Pampeana y Sodigas Sur tienen poder suficiente para elegir a la mayoría de los directores de las Sociedades y determinar el resultado de cualquier acción que requiera la aprobación de los accionistas, incluyendo el momento y el pago de futuros dividendos. Como controlantes de Sodigas Pampeana y Sodigas Sur, Camuzzi Argentina y Sempra determinarán la política de dividendos de las Sociedades. Sodigas Pampeana y Sodigas Sur han comunicado a cada una de las Sociedades, que es su intención actual pagar el máximo de dividendos anticipados y anuales permitidos por la legislación argentina, sujeto al plan de inversiones de las mismas, sus obligaciones de repago de deuda y requerimientos de efectivo. Si bien en virtud del Contrato de Fideicomiso ninguna de las Sociedades puede, en ningún momento, mantener un índice de patrimonio neto sobre deudas consolidadas menor a 1 a 1, no existen restricciones específicas al pago de dividendos. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras"*.

Otros factores de riesgo

Inexistencia previa de un mercado público para las Obligaciones Negociables. Las Obligaciones Negociables que se emitirán en virtud del Contrato de Fideicomiso constituyen una nueva emisión de títulos valores sin un mercado público para su negociación. Las Sociedades podrán solicitar la cotización de las Obligaciones Negociables en la BCBA u otras bolsas de comercio. El mercado de títulos valores argentino no es ni tan grande ni tan activo como el de los Estados Unidos u otros países con economías de mercado desarrolladas. Por lo tanto, el mercado argentino tiene menor liquidez y mayor volatilidad que otros mercados. La falta de cotización de las Obligaciones Negociables de una Clase en mercados adicionales u otros mercados podría limitar la capacidad de un Obligacionista de vender las Obligaciones Negociables al precio que desee y en el momento y en las cantidades deseadas. En virtud de los términos del Contrato de Fideicomiso, las Sociedades podrán celebrar un contrato con los Colocadores de una Clase de Obligaciones Negociables para que, actuando en nombre de todo futuro tenedor de dichas Obligaciones Negociables se comprometa a solicitar la autorización de oferta pública de dichas Obligaciones Negociables ante la *United States Securities and Exchange Commission* para permitir la compra y la venta irrestricta de dichas Obligaciones Negociables en los Estados Unidos y a Personas de los Estados Unidos. Sin embargo, no

CAPITALIZACION

	30 de junio de 2001	30 de junio de 2000
	En miles de $	
Deuda financiera a corto plazo[1]	229,5	15,6
Deuda financiera a largo plazo[1]	-	130,0
Patrimonio Neto[2]		
Capital y ajuste del capital	563,3	563,3
Ganancias reservadas		
Reserva legal[3]	26,4	20,6
Reserva facultativa	60,5	56,4
Resultado no asignados	20,7	57,2
Total patrimonio neto	670,8	697,4
Total deuda financiera y capitalización	900,4	843,0

Notas:

(1) Deuda corto plazo es deuda con vencimiento original dentro del año a partir del 30 de junio de 2000. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 30 de julio de 2001.

(2) Al 30 de junio de 2001 las Sociedades poseían en forma conjunta un capital suscripto e integrado de $507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C. Todas aquellas conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5,0 % de sus ganancias líquidas y realizadas a una reserva legal de hasta que el monto de dicha reserva sea igual al 20,0 % del capital suscripto expresado en moneda constante. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones –Dividendos*".

01224

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,3	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	345.785	816.805	790.775	859.433	834.433
Comerciales[8]	47.028	46.399	44.357	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Empleados	902	873	819	929	882
Kilómetros de gasoducto[9]	20.791	20.121	19.251	21.077	20.355

(Las notas aparecen en la página 15)

01225

Inicialado para identificación

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm^3)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,3	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,3	6,1	5,7
Total de ventas de gas en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	345.735	316.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.357	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.333

(Las notas aparecen en la página 35)

Inicialado para identificación

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,3	8,8	
Depreciación y amortización	10,9	10,3	9,3	5,6	9,6
Interés	5,4	5,1	5,7	3,4	5,3
EBITDA[5]	56,2	51,4	44,1	14,7	2,2
					26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,3	3,8	3,4	2,4	3,0
Total de ventas de gas en volumen	2.998,4	3.202,0	2.955,7	1.314,3	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	373	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.501	12.208	11.305

(Las notas aparecen en la página 35)

01227

Inicialado para identificación HARTENECK, LOPEZ Y CIA.

usuarios de servicios generales de gran volumen abonan un precio menor por unidad de consumo que los usuarios de volúmenes pequeños, pero deben pagar un cargo por capacidad reservada ("demanda"). Otros clientes son los subdistribuidores, estaciones de servicio de GNC y demás minoristas. Dichos usuarios abonan un cargo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso. Ver la sección *"Actividades -- Tarifas"*.

Grandes usuarios. Son aquellas empresas industriales que contratan en firme al menos 10.000 m³ de gas por día o consumen, mediante contratos en firme o de otra manera, más de 3,0 MMm³ de gas por año. Esta categoría abarca centrales eléctricas, cementeras y plantas petroquímicas que dependen del gas para mantener la continuidad de sus procesos u operaciones especializadas o lo utilizan como materia prima. Generalmente, reciben el servicio en forma interrumpible, aunque a partir de 1995 las Sociedades han comenzado a ofrecer el servicio en firme también a estos usuarios. La tarifa para los grandes usuarios por servicio en firme incluye un cargo por demanda y un precio por unidad de consumo, al igual que un costo fijo por factura. Comparado con el cargo por demanda y el precio por unidad de consumo, el costo fijo constituye una porción menor de los ingresos por grandes usuarios. El servicio interrumpible se brinda sólo a los grandes usuarios, con tarifas determinadas por contratos celebrados con las Sociedades. Generalmente, optan por el servicio interrumpible los grandes usuarios que tienen la posibilidad de recurrir a combustibles alternativos o que aceptan la interrupción del servicio en los días de mayor demanda durante el invierno. En virtud de lo dispuesto en la Ley del Gas, los grandes usuarios tienen derecho a adquirir el gas directamente de los productores en boca de pozo. Entonces, además del servicio completo, que incluye suministro, transporte y distribución al usuario final, las Sociedades también prestan, en limitados casos, servicio de transporte y/o distribución, que no incluye el cargo por la compra de gas. Este servicio se brinda a usuarios que, a la vez, son propietarios o que tienen una participación directa o indirecta en los yacimientos. La tarifa por el servicio de transporte y distribución y por el servicio de transporte solamente, consiste en un cargo por unidad de transporte, de distribución (si corresponde) y un cargo fijo por factura. Como las Sociedades meramente trasladan el precio del gas, el servicio de transporte, aunque reduce las ventas de gas, no afecta los ingresos de las Sociedades. En el caso de ciertos clientes que han construido sus propias redes de subdistribución, las Sociedades pueden limitar sus servicios al transporte de gas a través de la venta de capacidad de transporte a costos marginales. El servicio de transporte es interrumpible. Ver la sección *"Actividades -- Clientes y mercados"*.

Planta Cerri. En virtud de un contrato firmado con TGS, Pampeana procesa una parte del gas natural de la Planta Cerri, a cambio de un arancel. Durante el ejercicio finalizado el 31 de diciembre de 2000, Pampeana procesó aproximadamente 5,0 MMm³ diarios de su gas natural en esta planta. La Planta Cerri comprende una planta de extracción de etano y una de absorción de aceite liviano, que juntas recuperan etano, propano, butano y gasolina. Pampeana, o TGS en nombre de Pampeana, vende los productos extraídos del gas natural en la Planta Cerri.

Factores que afectan los resultados de las operaciones

Las Sociedades iniciaron sus operaciones de distribución de gas el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado era el operador del mencionado servicio en las áreas que ahora corresponden a las Sociedades.

Subsidios. De conformidad con los Documentos de la Privatización, el Gobierno otorgó subsidios a dos clases de clientes residenciales dentro de las áreas de servicio de las Sociedades: (i) jubilados con bajos ingresos en todo el país y (ii) viviendas ubicadas en las zonas más frías del país, lo cual incluye toda el área de servicio de Sur y, desde 1996, la provincia de La Pampa, en el área de servicio de Pampeana. Pampeana devengó por este concepto $ 4,4 millones durante 1998, $ 5,3 millones en 1999, $ 6,0 millones en 2000 y $ 1,7 millones a junio de 2001. Sur devengó $ 66,4 millones en 1998, $ 71,3 millones en 1999, $ 80,7 millones en 2000 y $ 29,7 a junio de 2001. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto Nº 319/97 (publicado el 15 de abril de 1997), mediante el cual eliminó el subsidio a los jubilados con ingresos limitados.

Transferencias de redes de distribución. La Ley del Gas prevé que las municipalidades, las provincias e incluso terceros, construyan redes de distribución locales. Una vez construidas, deben negociar la transferencia de estas redes a la sociedad distribuidora concesionaria de la región en la cual la red está ubicada, o solicitar al ENARGAS un permiso para actuar como subdistribuidores. Desde la privatización de los activos de Gas del Estado en 1992, varias redes de distribución fueron transferidas a las Sociedades. Algunas fueron transferidas a título gratuito, mientras que en otros casos se transfirieron a título oneroso generalmente a través del pago en especie, mediante

Inicialado para Identificación

el suministro de gas por un determinado período, según las cláusulas de los contratos de transferencia correspondientes. Con relación a la incorporación de redes transferidas a título gratuito a las Sociedades, las mismas fueron valuadas a su costo de reposición al momento de la transferencia con contrapartida en el rubro "Otros ingresos". Las redes recibidas a título oneroso fueron valuadas a su costo de adquisición.

Valuación. En julio de 1995, la CNV emitió una resolución a fin de definir el criterio de contabilización de los activos transferidos por terceros a las sociedades que efectúan transporte y distribución de gas natural (que no sean consecuencia de derechos adquiridos en el proceso de privatización de las empresas del estado). En agosto de 1995, mediante una segunda resolución, la CNV aclaró que el criterio fijado debía aplicarse a la preparación de los estados contables que cerrasen a partir del 30 de junio de 1995. De conformidad con estas resoluciones, las redes de distribución de gas natural transferidas por los usuarios a título gratuito con posterioridad al 30 de junio de 1995, o construidas parcialmente con aportes de terceros, deben ser valuadas al monto que resulte menor entre el costo de construcción de la instalación (o, si éste fuera desconocido, al costo de reposición) y el "valor de utilización económica" de dichos activos, es decir, descontando su flujo de fondos futuro estimado. Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, se registra en una cuenta regularizadora que se expone deducida de bienes de uso, y cuyo criterio de amortización es equivalente al del bien incorporado. Dicha cuenta regularizadora refleja la obligación de las Sociedades de compensar en forma total o parcial a los terceros que transfirieron redes de distribución a un valor inferior al de los activos valuados de acuerdo con dichas Normas de la CNV. Como consecuencia de las mismas, el rubro "Otros ingresos y egresos" de las Sociedades y, por lo tanto, su utilidad neta, disminuyeron notablemente para los períodos posteriores al 30 de junio de 1995. Las Sociedades constituyeron reservas facultativas compuestas por las ganancias por transferencia de redes, las cuales, al 31 de diciembre de 2000 y al 30 de junio de 2001 totalizaban $43,4 millones en el caso de Pampeana y $17,1 millones en el caso de Sur, netas de las distribuciones efectuadas y las desafectaciones realizadas.

Compensación. Además de las resoluciones de la CNV anteriormente descriptas, el ENARGAS adoptó las Resoluciones N° 268/96 y 269/96, que establecieron que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiere. Después de conversaciones mantenidas con el ENARGAS, las Sociedades acordaron compensar parcial o totalmente a los terceros mediante el suministro de gas natural en volúmenes a ser determinados por la autoridad de aplicación. En agosto y octubre de 1996, febrero de 1997 y marzo de 1998, el ENARGAS dictó resoluciones que fijaron los volúmenes que las Sociedades debían reconocer a cada cedente de la red de distribución de conformidad con el valor de negocio determinado por dicha autoridad. El 30 de diciembre de 1997, el ENARGAS dictó la Nota N° 4.688, mediante la cual modificó el criterio establecido con anterioridad respecto de la obligación por parte de las licenciatarias del servicio de distribución de otorgar bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas. Esta modificación consiste básicamente en reemplazar el requisito de presentación por parte de los cedentes de la documentación probatoria de su aporte, por la suscripción de una declaración jurada al respecto. Dicha nota ha sido recurrida por las Sociedades en febrero de 1998 por entender que afecta sus legítimos derechos. Si bien la apelación aún se encuentra pendiente de resolución, las Sociedades han analizado el impacto potencial que podría ocasionar la resolución del ENARGAS.

En tal sentido, las Sociedades estiman que el monto máximo a bonificar por las redes transferidas originalmente sin contraprestación asciende a $4,1 millones en el caso de Pampeana y a $7,1 millones en el caso de Sur al 31 de diciembre de 2000 y 30 de junio de 2001, considerando que todos los usuarios existentes y los potenciales a ser incorporados tuviesen derecho a las bonificaciones establecidas en las resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2000 mediante el incremento de la reserva facultativa. Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo, según corresponda. Respecto de las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida en que se vaya acordando con los terceros usuarios el monto de las respectivas contraprestaciones.

Asimismo, en virtud de las resoluciones aplicables del ENARGAS, cada una de las Sociedades efectuó el inventario de todos sus activos esenciales al 31 de diciembre de 1997. El inventario (certificado por un perito independiente con fecha 26 de octubre de 1998) dio como resultado una diferencia entre el inventario contable y

el físico de aproximadamente $ 12,8 millones en el caso de Pampeana y $ 5,5 millones en el caso de Sur (en ambos casos en exceso el saldo contable). Debido a que las Sociedades mantenían reservas facultativas compuestas por las ganancias derivadas de la incorporación de redes transferidas a título gratuito, dichas diferencias fueron ajustadas por las Sociedades contra sus respectivas reservas facultativas.

Honorarios del operador técnico y otros honorarios. Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992. Dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) US$ 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de US$ 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) US$ 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costo de venta. Asimismo, las Sociedades pagan $ 50.000 mensuales en concepto de servicios por asesoramiento financiero a sus respectivos accionistas controlantes, Sodigas Pampeana y Sodigas Sur. Dicho monto se registra en gastos de administración. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana, y $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur, y $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Depreciación. Los bienes de uso adquiridos por las Sociedades desde el comienzo de sus actividades, como, por ejemplo, redes, vehículos e instrumentos, se deprecian en plazos que oscilan entre los 2 y los 50 años, según el caso. La depreciación se imputa principalmente contra el costo de ventas.

Impuesto a la ganancia mínima presunta. De conformidad con la Ley N° 25.063, las Sociedades se encuentran sujetas al impuesto a la ganancia mínima presunta, vigente a partir del 31 de diciembre de 1998. De acuerdo con este régimen, las Sociedades deben abonar el monto que resulte mayor entre el impuesto a las ganancias y el impuesto a la ganancia mínima presunta. En caso que el impuesto a la ganancia mínima presunta al cierre de un ejercicio económico exceda al impuesto a las ganancias, las sumas abonadas por dicho concepto podrán computarse como pago a cuenta del impuesto a las ganancias que pudiera producirse en los diez ejercicios económicos siguientes. El impuesto a la ganancia mínima presunta se calcula en forma individual sobre una tasa del 1 % respecto de la renta potencial de ciertos activos al cierre del período, según lo define la ley.

El contrato con Central Piedra Buena S.A. Desde mayo de 2001, Pampeana y Central Piedra Buena S.A. ("Piedra Buena") se encuentran negociando los términos de un nuevo contrato de suministro. Ver las secciones *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"* y *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas"*.

01230

Períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención al período 2001 y 2000 se referirá a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, respectivamente. Los resultados de las operaciones de las Sociedades correspondientes al período de seis meses finalizado el 30 de junio de 2001 no reflejan todos los factores estacionales que afectan los resultados de las operaciones de las Sociedades y no necesariamente indican los resultados de las operaciones esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales.

El cuadro que se presenta a continuación describe, en forma individual y combinada, los resultados de las operaciones de las Sociedades y el porcentaje que representan sobre las ventas netas para los períodos 2001 y 2000.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	174,0		162,2		111,3		105,1		285,3		267,3	
Ventas netas[1]	168,2	100,0 %	157,0	100,0 %	108,6	100,0 %	103,2	100,0 %	276,8	100,0 %	260,2	100,0 %
Ganancia bruta	34,8	20,7	34,2	21,8	29,7	27,3	29,1	28,2	64,5	23,3	63,3	24,3
Ganancia operativa	17,7	10,5	19,7	12,5	19,9	18,3	20,3	19,7	37,6	13,6	40,0	15,4
Otros ingresos y (egresos)	0,6	0,4	(0,6)	(0,4)	0,7	0,6	0,4	0,4	1,3	0,5	(0,2)	(0,1)
Resultados financieros y por tenencia	(1,0)	(0,6)	(1,2)	0,8	(2,1)	(1,9)	(1,3)	(1,3)	(3,1)	(1,1)	(2,5)	1,0
Ganancias del período	11,3	6,7	10,3	6,6	1,6	1,5	14,0	13,6	12,9	4,7	24,3	9,3
Ventas netas por m^3	0,092		0,092		0,083		0,074		0,088		0,084	
Ganancia bruta por m^3	0,019		0,020		0,023		0,021		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los períodos 2001 y 2000, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio en firme												
Residencial	86,2	49,6 %	79,5	49,0 %	71,0	63,8 %	64,5	61,4 %	157,2	55,1 %	144,0	53,9 %
Comercial[1]	34,0	19,5	28,5	17,6	20,5	18,4	18,8	17,9	54,5	19,1	47,3	17,7
Grandes usuarios[2]												
Servicio en firme e interrumpible	37,3	21,4	33,7	20,8	13,2	11,9	14,2	13,5	50,5	17,7	47,9	17,9
Sólo transporte	11,3	6,5	9,5	5,9	4,1	3,7	5,2	4,9	15,9	5,6	14,7	5,5
Planta Cerri	2,7	1,6	9,3	5,7	1,3	1,2	1,1	1,0	4,0	1,4	10,4	3,9
Ventas de otros conceptos	2,1	1,2	1,6	1,0	1,2	1,1	1,1	[illegible]	3,3	1,2	2,7	1,0
Total ventas brutas	174,0	100,0	162,2	100,0	111,3	100,0	105,1	100,0	285,3	100,0	267,3	100,0

Notas:
(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".
(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

01231

Inicialado para identificación
HARTENECK, LÓPEZ Y CIA.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los períodos 2001 y 2000 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de				Período económico de seis meses finalizado el 30 de junio de			
	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio en firme												
Residencial	436,7	23,9 %	417,3	24,5 %	630,9	48,0 %	599,3	42,9 %	1.067,6	34,0 %	1.016,6	32,8 %
Comercial[1]	285,2	15,6	250,3	14,7	243,2	18,5	249,0	17,8	528,4	16,8	499,3	16,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	541,6	29,6	476,2	27,9	251,0	19,1	284,1	20,4	792,6	25,2	760,3	24,5
Sólo transporte	552,7	30,2	478,2	28,0	174,5	13,3	250,2	17,9	727,2	23,1	728,4	23,5
Planta Cerri	11,1	0,6	83,3	4,9		0,0		0,0	11,1	0,4	83,3	2,7
GLP	1,0	0,1	1,1	0,1	15,2	1,2	13,0	0,9	16,2	0,5	14,1	0,5
Volumen total	1.828,3		1.706,4		1.314,8		1.395,6		3.143,1		3.102,0	

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

Las ventas brutas combinadas de las Sociedades aumentaron un 6,7 % al alcanzar $ 285,3 millones en el período económico de seis meses finalizado el 30 de junio de 2001, en comparación con los $ 267,3 millones registrados en el mismo período de 2000, mientras que las ventas netas combinadas aumentaron un 6,4 %, de $ 260,2 millones en el período 2000 a $ 276,8 millones en 2001. El volumen total de gas entregado combinado de las Sociedades aumentó un 1,3 % en el período 2001 en comparación con el período 2000.

Las ventas brutas de Pampeana aumentaron un 7,3 % a $ 174,0 millones en el período económico finalizado el 30 de junio de 2001, respecto de los $ 162,2 millones alcanzados en el período 2000, debido básicamente a un aumento del 7,1 % en el volumen de gas vendido por Pampeana en el período 2001. Dicho aumento se debió principalmente al incremento en el volumen de gas vendido a clientes residenciales, comerciales y grandes usuarios.

Las ventas brutas de Sur fueron de $ 111,3 millones para el período 2001, lo que representa un incremento del 5,9 % respecto de los $ 105,1 millones registrados para el período 2000. El volumen total de gas natural vendido por Sur disminuyó un 5,8 % en el período 2001, respecto del período 2000. La disminución del volumen de gas natural vendido se debió principalmente al menor volumen de gas vendido a grandes usuarios y clientes comerciales, lo cual fue parcialmente compensado con el incremento del volumen de gas vendido a clientes residenciales.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las dos Sociedades aumentó de $ 196,9 millones o 75,7 % de las ventas netas combinadas para el período 2000, a $ 212,3 millones o 76,7 %, de las ventas netas combinadas para el período 2001, lo que representa una suba del 7,8 %.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los períodos 2001 y 2000.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
Compra de gas	38,1 %	36,0 %	49,4 %	48,2 %	42,5 %	40,8 %
Transporte de gas	26,0	25,2	9,0	8,8	19,3	18,7
Personal[1]	4,4	4,7	4,6	5,2	4,5	4,9
Depreciación y amortización	6,1	6,1	4,7	4,6	5,5	5,5
Honorarios por servicios[3]	1,0	0,9	0,9	1,5	1,0	1,2
Otros costos[2]	3,7	5,3	3,9	3,5	3,8	4,6
Total	79,3	78,2	72,6	71,8	76,7	75,7

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye básicamente transporte, servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

(3) Incluye los honorarios de operador técnico pagados a Camuzzi Argentina.

El costo de ventas de Pampeana aumentó como porcentaje de las ventas netas de 78,2 % en el período 2000 a 79,3 % en el período 2001. Adicionalmente, el costo del transporte de Pampeana aumentó como porcentaje de ventas netas de un 25,2 % en el período 2000 a un 26 % en el período 2001. Ambos aumentos se debieron a un incremento en las ventas parcialmente disminuidas por la reducción en otros costos debido al nuevo acuerdo con TGS, que reemplaza la antigua modalidad de procesamiento por cuenta y orden en la Planta Cerri, donde Pampeana era propietaria del gas que se extraía y TGS lo vendía por cuenta y orden de la distribuidora.

El costo de ventas de Sur aumentó como porcentaje de las ventas netas de 71,8 % en el período 2000 a 72,6 % en el período 2001, principalmente debido a un aumento del monto de venta respecto al mismo período del año anterior.

La ganancia bruta combinada de las Sociedades correspondiente al período 2001 se incrementó en un 1,9 %, al alcanzar $ 64,5 millones, o el 23,3 % de las ventas netas combinadas, en comparación con el período 2000, en el cual alcanzó $ 63,3 millones o 24,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente al período 2001 fue de $ 34,8 millones, es decir, un 1,8 % más que la ganancia bruta correspondiente al período 2000, que alcanzó los $ 34,2 millones; estas cifras representan el 20,7 % y 21,8 % de las ventas netas de dichos períodos, respectivamente. La ganancia bruta de Sur correspondiente al período 2001 aumentó un 2,1 % a $ 29,7 millones frente a los $ 29,1 millones registrados para el período de 2000, lo que representa el 27,3 % y el 28,2 % de las ventas netas de dichos períodos, respectivamente. Ambos incrementos se debieron a mayores aumentos en los ingresos por ventas, en comparación con los aumentos en los costos de venta.

01233

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 15,5 %, de $ 23,3 millones para el período 2000, a $ 26,9 millones, para el período de 2001.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración, de las Sociedades para los períodos 2001 y 2000.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de		Período económico de seis meses finalizado el 30 de junio de	
	2001	2000	2001	2000	2001	2000
	(en millones de Pesos)					
Comercialización						
Personal[1]	3,2	3,0	2,2	2,2	5,4	5,2
Depreciación y amortización	0,2	0,3	0,2	0,2	0,3	0,5
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	1,4	1,2	0,1	0,9	2,4	2,1
Previsión para deudores incobrables	0,6	0,9	0,2	0,4	0,8	1,3
Subtotal	5,4	5,3	3,5	3,7	8,9	9,0
Administración						
Personal[1]	4,5	4,3	2,2	2,3	6,7	6,6
Depreciación y amortización	0,8	0,8	0,4	0,5	1,2	1,3
Honorarios por servicios	2,8	1,0	1,4	0,6	4,2	1,6
Otros costos[2]	3,5	3,0	2,3	1,7	5,8	4,7
Subtotal	11,6	9,2	6,3	5,1	17,9	14,3
Total	17,1	14,5	9,9	8,8	26,9	23,3

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

Los gastos de comercialización y administración de Pampeana aumentaron un 17,9 % en el período 2001. Los gastos de comercialización y administración de Sur aumentaron un 12,5 % en el período 2001. El aumento combinado se debió principalmente al incremento de los honorarios por servicios, el cual se vio compensado por una disminución de la previsión para deudores incobrables y por una disminución en otros costos.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 6 % al alcanzar $ 37,6 millones en el período 2001 en comparación con los $ 40,0 millones registrados en el período de 2000, que representaron un 13,6 % y un 15,4 % de las ventas netas combinadas para dichos períodos, respectivamente, debido principalmente a un aumento en los gastos de administración y comercialización parcialmente compensado por un aumento en la ganancia bruta. La ganancia operativa de Pampeana disminuyó un 10,2 % en el período 2001 comparado con el período 2000, y representa un 10,5 % y un 12,5 % de las ventas netas de dichos períodos, respectivamente. La ganancia operativa de Sur disminuyó aproximadamente 2 % al alcanzar $ 19,9 millones en 2001 en comparación con los $ 20,3 millones registrados en 2000.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados de las Sociedades aumentó de una pérdida de $ 0,2 millón en el período 2000 a una ganancia de $ 1,3 millón en 2001, debido principalmente al resultado generado por la publicación de los certificados por contribución de mejoras en Pampeana, así como un menor cargo por multas y penalizaciones. El rubro "Otros ingresos y egresos" de Pampeana aumentó de una pérdida de $ 0,6 millón para el período 2000 a una ganancia de $ 0,6 millón para el período 2001, mientras que en Sur el rubro "Otros ingresos y egresos" aumentó de $ 0,4 millón en 2000 a $ 0,7 millón en 2001.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen el interés generado por activos de las Sociedades y cargos por pago fuera de término de clientes, el interés de las deudas pendientes y las ganancias o pérdidas por diferencias de cambio, entre otros. Los resultados financieros y por tenencia para ambas Sociedades totalizaron una pérdida de $ 3,1 millones en el período 2001, comparados con una pérdida de $ 2,5 millones en el período 2000. Los resultados financieros y por tenencia de Pampeana totalizaron una pérdida

de $ 1,2 millón en el período 2000 y $ 1,0 millón en el período 2001, debido principalmente a una disminución de los intereses generados por pasivos por la cancelación durante el período 2001 de la moratoria correspondiente al impuesto a los ingresos brutos de la provincia de Buenos Aires. Los resultados financieros y por tenencia de Sur totalizaron una pérdida de $ 1,3 millón en el período 2000 y una pérdida de $ 2,1 millones en el período 2001. Dicho aumento se debió principalmente al incremento de los intereses generados por pasivos y del impuesto a los débitos y créditos en cuentas bancarias establecido durante el año 2001.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 11,4 millones en impuestos para el período 2001 frente a los $ 12,8 millones devengados durante el período 2000, lo que resulta en una tasa efectiva del 31,9 % y 34,5 %, respectivamente. El impuesto a las ganancias devengado por Pampeana disminuyó un 19,8 % en el período 2001 con respecto a igual período de 2000. Por su parte, el impuesto a las ganancias devengado por Sur aumentó un 0,8 % en el período 2001 con respecto al período 2000 sin considerar la pérdida impositiva asignable a resultados extraordinarios del período 2001 por $ 11,4 millón.

Resultados extraordinarios. Las Sociedades devengaron un resultado extraordinario combinado equivalente a una pérdida de $ 11,4 millones en junio de 2001 y una pérdida de $ 0,2 millón en el mismo semestre del año 2000. Pampeana registró una pérdida extraordinaria de $ 0,2 millón durante el período 2000 como consecuencia de la desvalorización de las acciones de Mercobank S.A. ("Mercobank"). En el caso de Sur, este rubro arrojó una pérdida neta de $ 11,4 millones en el período 2001 debido a la contabilización de una previsión para atender el pago del impuesto a los ingresos brutos sobre subsidios.

Ganancia del período. Las Sociedades experimentaron una disminución del 46,9 % en su ganancia del período combinada, la que alcanzó $ 12,9 millones para el período 2001 frente a los $ 24,3 millones alcanzados en el período 2000, debido principalmente al resultado extraordinario generado en el primer semestre de 2001 en Sur y a la disminución en el resultado operativo de las Sociedades respecto del año anterior. La ganancia del período de Pampeana aumentó un 9,7 % de $ 10,3 millones en el período 2000 a $ 11,3 millones en el período 2001. La ganancia del período de Sur disminuyó un 88,6 %, al totalizar $ 1,6 millón en 2001 en comparación con los $ 14,0 millones alcanzados en el período 2000.

Ejercicios finalizados el 31 de diciembre de 2000 y 1999

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 2000 y 1999 se referirá a los ejercicios finalizados el 31 de diciembre de 2000 y 1999, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 2000 y 1999.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	368,2		374,8		232,1		225,9		600,3		601,7	
Ventas netas (1)	356,4	100,0 %	362,6	100,0 %	228,1	100,0 %	222,5	100,0 %	584,5	100,0 %	585,1	100,0 %
Ganancia bruta	85,6	24,0	86,4	23,8	64,5	28,3	61,9	27,8	150,1	25,7	148,3	25,3
Ganancia operativa	47,8	13,4	51,6	14,2	43,6	19,1	40,5	18,2	91,4	15,6	92,2	15,8
Otros ingresos y egresos	0,9	0,3	1,0	0,3	1,7	0,7	0,5	0,2	2,6	0,4	1,5	0,3
Resultados financieros y por tenencia	(1,2)	(0,3)	(1,7)	(0,5)	(3,4)	(1,5)	(3,4)	(1,5)	(4,6)	(0,8)	(5,1)	(0,9)
Ganancia del ejercicio	29,8	8,4	31,2	8,6	30,6	13,4	24,7	11,1	60,4	10,3	55,9	9,6
Ventas netas por m²	0,098		0,090		0,076		0,069		0,088		0,081	
Ganancia bruta por m²	0,024		0,021		0,022		0,019		0,023		0,021	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

01235

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 2000 y 1999, así como el porcentaje que estos valores representan sobre las ventas brutas.

	Ventas brutas											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	192,9	52,4 %	175,3	46,9 %	150,0	64,6 %	133,9	59,0 %	342,9	57,1 %	309,2	51,4 %
Comercial[1]	64,7	17,6	59,2	15,8	40,4	17,4	36,8	16,2	105,1	17,5	96,0	16,0
Grandes usuarios[2]												
Servicio en firme e interrumpible	82,3	22,4	110,4	29,5	26,8	11,5	41,6	18,3	109,1	18,2	152,0	25,3
Sólo transporte	4,4	1,2	7,4	2,0	10,1	4,4	10,3	4,6	14,5	2,4	17,7	2,9
Planta Cerri	20,4	5,5	18,5	4,9	0,0	0,0	0,0	0,0	20,4	3,4	18,5	3,1
Ventas de otros conceptos	3,5	1,0	3,5	0,9	4,8	2,1	4,3	1,9	8,3	1,4	7,8	1,3
Total ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 2000 y 1999 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.090,4	29,9 %	1.003,5	24,9 %	1.418,4	47,3 %	1.325,5	41,4 %	2.508,8	37,8 %	2.329,0	32,2 %
Comercial[1]	561,2	15,4	528,7	13,1	520,3	17,4	493,3	15,4	1.081,5	16,3	1.022,0	14,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	1.741,2	47,8	2.152,3	53,5	502,0	16,7	803,2	25,1	2.243,2	33,8	2.955,5	40,9
Sólo transporte	82,5	2,3	127,0	3,2	525,6	17,5	554,3	17,3	608,1	9,2	681,3	9,4
Planta Cerri	163,9	4,5	207,0	5,1	0,0	0,0	0,0	0,0	163,9	2,5	207,0	2,9
GLP	2,5	0,1	2,4	0,1	32,1	1,1	25,2	0,8	34,6	0,5	27,6	0,4
RTP[3]	0,0		4,1	0,1	0,0	0,0	0,0	0,0	0,0	0,0	4,1	0,1
Volumen total	3.641,7		4.025,3		2.998,4		3.202,0		6.640,1		7.227,3	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

(3) Corresponde a la venta de capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección "*Actividades – Tarifas*".

01236

Las ventas brutas combinadas de las Sociedades disminuyeron un 0,2 % al alcanzar $ 600,3 millones en 2000, en comparación con $ 601,7 millones registrados en 1999, mientras que las ventas netas combinadas disminuyeron un 0,1 %, de $ 585,1 millones en 1999 a $ 584,5 millones en 2000. El volumen combinado total de gas natural entregado por las Sociedades disminuyó un 8,1 % en 2000 respecto del volumen registrado en 1999.

Las ventas brutas de Pampeana disminuyeron un 1,8 %, al alcanzar $ 368,2 millones en 2000, en comparación con $ 374,8 millones en 1999. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales, debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,5 % en 2000 respecto de la existente en 1999. Las ventas netas de Pampeana para 2000 fueron de $ 356,4 millones, lo que representa una disminución del 1,7 % respecto de los $ 362,6 millones registrados en 1999.

Las ventas brutas de Sur aumentaron un 2,3 %, al alcanzar $ 232,1 millones en 2000, en comparación con $ 226,9 millones en 1999. El volumen total de gas natural vendido por Sur disminuyó un 6,4 % en 2000, respecto del volumen registrado en 1999. Dicha disminución se debió en gran medida a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,3 % en 2000 respecto de la existente en 1999. Las ventas netas de Sur para 2000 fueron de $ 228,1 millones, lo que representa un incremento del 2,5 % respecto de los $ 222,5 millones registrados en 1999.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las Sociedades fue de $ 434,4 millones, o 74,2 % de las ventas netas combinadas en 2000, y de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999.

La tabla siguiente presenta, en forma combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 2000 y 1999.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
Compra de gas	37,4 %	40,3 %	49,1 %	49,7 %	41,9 %	43,9 %
Transporte de gas	23,1	22,1	8,6	9,9	17,4	17,4
Personal[1]	3,4	3,3	3,4	3,5	3,4	3,4
Depreciación y amortización	5,6	5,1	4,3	4,1	5,1	4,7
Honorarios por servicios[2]	1,1	1,1	1,6	1,4	1,3	1,2
Otros costos[3]	5,5	4,3	4,7	3,5	5,1	4,0
Total	76,1	76,2	71,7	72,2	74,2	74,6

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.

(3) Incluye básicamente transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El costo de ventas de Pampeana, como porcentaje de las ventas netas, disminuyó de 76,2 % en 1999 a 76,1 % en 2000. Esta disminución se debió a una reducción en las compras de gas (que disminuyeron de un 40,3 % en 1999 a un 37,4 % en 2000, como porcentaje de las ventas netas), la que fue compensada parcialmente por un incremento en los gastos de personal (que aumentaron de un 3,3 % en 1999 a un 3,4 % en 2000) y por un aumento de otros costos (que aumentaron de un 4,3 % en 1999 a un 5,5 % en 2000).

01237

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

El costo de ventas de Sur, como porcentaje de ventas netas, disminuyó de un 72,2 % en 1999 a un 71,7 % en 2000. Dicha disminución se debió a una reducción en las compras de gas (que disminuyeron de un 49,7 % en 1999 a un 49,1 % en 2000) y una reducción en el transporte de gas (que disminuyó de un 9,9 % en 1999 a un 6,6 %) en 2000). El costo de ventas de Sur fue compensado parcialmente por un aumento de otros costos de un 3,5 % en 1999 a un 4,7 % en 2000.

El impuesto a los ingresos brutos en Pampeana disminuyó a $ 11,9 millones en 2000 frente a los $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 2000 y del 3,2 % en 1999. El impuesto a los ingresos brutos en Sur disminuyó a $ 4,0 millones en 2000 frente a los $ 4,4 millones en 1999, a una tasa efectiva del 1,7 % en 2000 y del 1,9 % en 1999. El impuesto a los ingresos brutos en ambas Sociedades disminuyó a $ 15,8 millones en 2000 en comparación con los $ 16,6 millones registrados en 1999, a una tasa efectiva del 2,6 % en 2000 y del 2,8 % en 1999.

La ganancia bruta combinada de las Sociedades correspondiente al 2000 alcanzó $ 150,1 millones, o sea 25,7 % de las ventas netas combinadas, lo que representa un aumento del 1,2 % respecto de 1999, cuando alcanzó $ 148,3 millones o 25,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana se redujo un 0,9 %, de $ 86,4 millones en 1999 a $ 85,6 millones en 2000; lo que representa un 23,8 % y un 24 % sobre las ventas netas para dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente al 2000 aumentó un 4,2 %, al totalizar $ 64,5 millones frente a los $ 61,9 millones registrados en 1999, representando el 28,3 % y el 27,8 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 4,6 % al alcanzar $ 58,8 millones en 2000, en comparación con $ 56,2 millones registrados en 1999.

La siguiente tabla presenta, en forma combinada, los gastos de comercialización y administración, de las Sociedades para los ejercicios 2000 y 1999.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
	(en millones de Pesos)					
Comercialización						
Personal[1]	7,1	5,6	4,3	3,7	11,4	9,3
Depreciación y amortización	0,4	0,4	0,2	0,3	0,6	0,7
Honorarios por servicios	0,1	0,0	0,1	0,0	0,2	0,0
Otros costos[2]	2,9	2,5	1,4	1,7	4,3	4,2
Deudores incobrables	2,6	1,7	1,2	0,9	3,8	2,6
Subtotal	13,1	10,2	7,3	6,5	20,4	16,7
Administración						
Personal[1]	10,9	10,3	6,9	7,0	17,8	17,3
Depreciación y amortización	1,5	1,7	0,3	1,0	2,3	2,7
Honorarios por servicios	4,0	4,2	1,4	2,2	5,4	6,4
Otros costos[2]	8,3	8,0	4,5	4,8	12,8	12,8
Subtotal	24,8	24,6	13,5	14,9	38,4	39,5
Total	37,9	34,8	20,9	21,4	58,8	56,2

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El total de gastos de comercialización y administración de Pampeana aumentó un 3,9 % en 2000, principalmente como consecuencia de un incremento de los gastos de personal (los cuales aumentaron a $ 18,0 millones en 2000 comparados con $ 16,4 millones registrados en 1999), así como a un aumento de los deudores incobrables (los

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

cuales aumentaron a $ 2,6 millones en 2000 frente a $ 1,7 millón registrado en 1999). El total de gastos de comercialización y administración de Sur disminuyó un 2,3 % en 2000, principalmente como consecuencia de la disminución de los honorarios por servicios, que se redujeron a $ 1,5 millón en 2000 frente a los $ 2,2 millones registrados en 1999. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 0,9 % al alcanzar $ 91,4 millones en 2000, en comparación con $ 92,2 millones registrados en 1999, que representaron un 15,6 % y un 15,8 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana disminuyó un 7,4 %, al totalizar $ 47,8 millones en 2000, mientras que en 1999 dicho monto ascendió a $ 51,6 millones, lo cual representa un 13,4 % y un 14,2 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur correspondiente al 2000 aumentó un 7,4 %, al totalizar $ 43,6 millones en comparación con los $ 40,6 millones registrados en 1999, cifras que representan el 19,1 % y el 18,2 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinado registró una ganancia de $ 2,6 millones en 2000 en comparación con una ganancia de $ 1,5 millón en 1999. El rubro "Otros ingresos y egresos" de Pampeana disminuyó de una ganancia de $ 1,0 millón en 1999 a una ganancia de $ 0,9 millón en 2000. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 1,7 millón en 2000 en comparación con una ganancia de $ 0,5 millón en 1999. Dicho aumento es atribuible en gran parte al hecho de que algunos de los directores de las Sociedades renunciaron a sus derechos a recibir honorarios por los servicios prestados a las Sociedades durante 1999 y 1998.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por activos de las Sociedades y cargos por pago fuera de término de clientes, interés de deudas pendientes, y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 4,6 millones en 2000, comparados con $ 5,1 millones en 1999. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,2 millón en 2000 respecto del $ 1,7 millón registrado en 1999. Dicha disminución refleja el resultado neto de la reducción de los intereses provenientes de activos y de la reducción de los intereses generados por deudas impositivas. Los resultados financieros y por tenencia de Sur totalizaron $ 3,4 millones en 2000 en comparación con $ 3,4 millones registrados en 1999.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 28,6 millones en impuesto a las ganancias para 2000 frente a los $ 31,7 millones devengados durante 1999, lo que resulta en una tasa efectiva del 32,1 % y 36,2 %, respectivamente.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,4 millón durante 2000, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank.

Ganancia del ejercicio. Las Sociedades registraron un aumento del 8,1 % en su ganancia del ejercicio combinada, al alcanzar $ 60,4 millones para 2000 frente a los $ 55,9 millones alcanzados en el ejercicio 1999. La ganancia del ejercició de Pampeana disminuyó un 4,5 % de $ 31,2 millones en 1999 a $ 29,8 millones en 2000. La ganancia del ejercicio de Sur aumentó un 23,9 %, al totalizar $ 30,6 millones en el ejercicio 2000 en comparación con los $ 24,7 millones alcanzados en el ejercicio y 1999.

01239

Inicialado para identificación
HARTENECK, LÓPEZ Y CÍA.

Ejercicios finalizados el 31 de diciembre de 1999 y 1998

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 1999 y 1998 se referirá a los ejercicios finalizados el 31 de diciembre de 1999 y 1998, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 1999 y 1998.

Resultado de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas
	(en millones de Pesos)											
Ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	
Ventas netas[1]	362,6	100,0 %	367,7	100,0 %	222,5	100,0 %	201,4	100,0 %	585,1	100,0 %	569,1	100,0 %
Ganancia bruta	86,4	23,8	85,5	23,3	61,9	27,8	57,3	28,5	148,3	25,3	142,8	25,1
Ganancia operativa	51,6	14,2	52,8	14,4	40,6	18,2	36,5	18,1	92,2	15,8	89,3	15,7
Otros ingresos y egresos	1,0	0,3	(1,5)	(0,4)	0,5	0,2	(1,7)	(0,8)	1,5	0,3	(3,2)	(0,6)
Resultados financieros y por tenencia	(1,7)	(0,5)	(4,6)	(1,3)	(3,4)	(1,5)	(3,3)	(1,6)	(5,1)	(0,9)	(7,9)	(1,4)
Ganancia del ejercicio	31,2	8,6	24,2	6,6	24,7	11,1	19,4	9,6	55,9	9,6	43,6	7,7
Ventas netas por m³	0,090		0,087		0,069		0,068		0,081		0,079	
Ganancia bruta por m³	0,021		0,020		0,019		0,019		0,021		0,020	

Nota:

(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas y ventas de otros conceptos para los ejercicios 1999 y 1998, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas
	(en millones de Pesos)											
Ventas brutas												
Servicio firme												
Residencial	175,3	46,9 %	156,5	41,5 %	133,9	59,0 %	123,4	60,2 %	309,2	51,5 %	279,9	48,1 %
Comercial[1]	59,2	15,8	56,4	15,0	36,3	16,2	34,7	16,9	96,0	16,0	91,1	15,6
Grandes usuarios[2]												
Servicio en firme e interrumpible	110,4	29,5	133,3	35,3	41,6	18,3	34,4	16,8	152,0	25,3	168,2	
Sólo transporte	7,4	2,0	12,1	3,2	10,3	4,5	7,5	3,4	17,7	2,9	19,9	
Planta Cerri	18,5	4,9	16,4	4,3	0,0	0,0	0,0	0,0	18,5	3,1	16,4	2,8
Ventas por otros conceptos	3,5	0,9	2,2	0,6	4,3	1,9	4,7	2,3	7,8	1,3	6,9	1,2
Total ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades -- Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades -- Tarifas*".

Inicialado para identificación HARTENECK, LÓPEZ Y CÍA.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 1999 y 1998 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de				Ejercicio finalizado el 31 de diciembre de			
	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.003,5	24,9 %	866,5	20,5 %	1.325,5	41,4 %	1.202,9	40,7 %	2.329,0	32,2 %	2.069,4	28,8 %
Comercial[1]	525,7	13,1	506,9	12,0	493,8	15,4	458,2	15,5	1.022,5	14,1	965,1	13,4
Grandes usuarios[2]												
Servicio en firme e interrumpible	2.152,3	53,5	1.810,0	42,8	803,2	25,1	628,0	21,2	2.955,5	40,9	2.438,0	33,9
Sólo transporte	127,0	3,2	571,1	13,5	554,3	17,3	642,9	21,8	681,3	9,4	1.214,0	16,9
Planta Cerri	207,3	5,2	171,5	4,1	0,0	0,0	0,0	0,0	207,3	2,9	171,5	2,4
GLP	2,4	0,1	2,2	0,1	25,2	0,8	23,7	0,8	27,6	0,4	25,9	0,4
RTP[3]	4,1	0,1	299,0	7,1	0,0	0,0	0,0	0,0	4,1	0,1	299,0	4,2
Volumen total	4.023,3		4.227,2		3.202,0		2.955,7		7.227,3		7.182,9	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades – Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas. Ver la sección "*Actividades – Tarifas*".

(3) Hace referencia a la venta de la capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección "*Actividades – Tarifas*".

Las ventas brutas combinadas de las Sociedades aumentaron un 3,3 % al alcanzar $ 601,7 millones en 1999 frente a $ 582,4 millones en 1998, mientras que las ventas netas combinadas totales aumentaron un 2,8 % al totalizar $ 585,1 millones en 1999 en comparación con los $ 569,1 millones alcanzados en 1998. El volumen combinado total de gas natural entregado por las Sociedades aumentó 0,6 % en 1999 respecto del volumen registrado en 1998.

Las ventas brutas de Pampeana disminuyeron un 0,7 % al alcanzar $ 374,8 millones en 1999, en comparación con $ 377,4 millones alcanzados en 1998. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. Asimismo, las ventas generadas por la Planta Cerri aumentaron un 12,8 % respecto de 1998. La base de clientes residenciales aumentó un 3,3 % en 1999 respecto de la existente en 1998. Las ventas netas de Pampeana para 1999 fueron de $ 362,6 millones, lo que representa una disminución del 1,4 % sobre los $ 367,7 millones registrados en 1998.

Las ventas brutas de Sur aumentaron un 10,7 % alcanzando $ 226,9 millones en 1999, en comparación con $ 205,0 millones en 1998. El volumen total de gas natural vendido por Sur aumentó un 8,3 % en 1999 respecto del volumen registrado en 1998. El aumento de las ventas brutas se debió principalmente a un incremento en el volumen de ventas a grandes usuarios, así como a clientes residenciales y comerciales debido en gran parte al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. La base de clientes residenciales aumentó un 3,4 % en 1999 respecto de la existente en 1998. Las ventas netas de Sur para 1999 fueron de $ 222,5 millones y $ 201,4 millones en 1998, lo que representa un aumento del 10,5 %.

01241

Costo de ventas; ganancia bruta. El costo total combinado de ventas de las Sociedades fue de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999 y de $ 426,3 millones, o 74,9 % de las ventas netas combinadas en 1998.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 1999 y 1998.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
Compra de gas	40,3 %	42,2 %	49,7 %	49,3 %	43,9 %	44,7 %
Transporte de gas	22,1	21,9	9,9	10,1	17,4	17,7
Personal[1]	3,3	3,0	3,5	3,6	3,4	3,2
Depreciación y amortización	5,1	4,9	4,1	3,9	4,7	4,5
Honorarios por servicios[2]	1,1	1,1	1,4	1,4	1,2	1,2
Otros costos[3]	4,3	3,8	3,5	3,2	4,0	3,6
Total	76,2	76,8	72,2	71,5	74,6	74,9

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.

(3) Incluye transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El costo de ventas de Pampeana disminuyó a un 76,2 % de las ventas netas en 1999 en comparación con el 76,8 % de las ventas netas registrado en 1998. Esta disminución se debe a una reducción en las compras de gas (que disminuyeron de un 42,2 % en 1998 a un 40,3 % en 1999) que fue compensada parcialmente con un incremento en los gastos de personal (que aumentaron de un 3 % en 1998 a un 3,3 % en 1999) y con un aumento de otros costos (que aumentaron de un 3,8 % en 1998 a un 4,3 % en 1999). El aumento de otros costos se relaciona con un incremento en el procesamiento de líquidos y de los gastos generales.

El costo de ventas de Sur aumentó de un 71,5 % de las ventas netas en 1998 a un 72,2 % en 1999, principalmente como consecuencia de un incremento en el costo del suministro de gas (que aumentó de un 49,3 % en 1998 a un 49,7 % en 1999) y a un aumento de otros costos (que aumentaron de un 3,2 % en 1998 a un 3,5 % en 1999).

El impuesto a los ingresos brutos en Pampeana aumentó de $ 9,7 millones en 1998 a $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 1999 y del 2,6 % en 1998. El impuesto a los ingresos brutos en Sur aumentó de $ 3,7 millones en 1998 a $ 4,4 millones en 1999, a una tasa efectiva del 1,9 % en 1999 y del 1,8 % en 1998. El impuesto a los ingresos brutos en ambas Sociedades en forma combinada aumentó de $ 13,3 millones en 1998 a $ 16,6 millones en 1999, a una tasa efectiva del 2,8 % en 1999 y el 2,3 % en 1998. El aumento del impuesto a los ingresos brutos refleja una modificación, a partir de junio de 1998, en el tratamiento de dicho impuesto establecida por las provincias de Buenos Aires y Río Negro. El impuesto a los ingresos brutos gravado por dichas provincias se incluye desde 1999 en el precio de venta y, por lo tanto, afecta en forma adversa las ventas brutas. Con anterioridad a junio de 1998, este impuesto era considerado como un crédito que las Sociedades trasladaban a los clientes.

La ganancia bruta combinada de las Sociedades correspondiente a 1999 alcanzó los $ 148,3 millones, es decir, un 25,3 % de las ventas netas combinadas, lo que representa un aumento del 3,9 % respecto de 1998, cuando alcanzó $ 142,8 millones o 25,1 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente a 1999 fue de $ 86,4 millones, y registró un aumento del 1,1 % en comparación con la cifra correspondiente a 1998, que alcanzó los $ 85,5 millones; estas cifras representan el 23,3 % y 23,3 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente a 1999 aumentó un 8 % al totalizar $ 61,9

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

millones en comparación con los $ 57.3 millones registrados en 1998, lo que representa el 27.8 % y el 28.5 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 5 % al totalizar $ 56.2 millones en 1999 en comparación con $ 53.5 millones registrados en 1998.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración de las Sociedades para los ejercicios 1999 y 1998.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de		Ejercicio finalizado el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
	(en millones de Pesos)					
Comercialización						
Personal[1]	5,6	5,2	3,7	3,4	9,3	8,6
Depreciación y amortización	0,4	0,5	0,3	0,3	0,7	0,8
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	2,5	2,3	1,7	1,7	4,2	4,0
Deudores incobrables	1,7	2,8	0,9	1,2	2,6	4,0
Subtotal	10,2	10,8	6,5	6,5	16,7	17,3
Administración						
Personal[1]	10,8	9,9	7,0	6,5	17,8	16,4
Depreciación y amortización	1,7	2,0	1,0	1,1	2,7	3,1
Honorarios por servicios	4,2	2,6	2,2	1,5	6,4	4,1
Otros costos[2]	8,0	7,4	4,8	5,2	12,8	12,6
Subtotal	24,6	21,9	14,9	14,3	39,5	36,2
Total	34,8	32,7	21,4	20,8	56,2	53,5

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad y gastos generales e impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El total de gastos de comercialización y administración de Pampeana aumentó un 6,4 % en 1999, de $ 32,7 millones a $ 34,8 millones. El total de gastos de comercialización y administración de Sur aumentó un 2,9 % en 1999, de $ 20,8 millones a $ 21,4 millones. Dichos aumentos se debieron principalmente a incrementos de los gastos de personal (los cuales aumentaron a $ 16,4 millones en 1999 en comparación con los $ 15,1 millones registrados en 1998 en el caso de Pampeana y a $ 10,7 millones en 1999 en comparación con los $ 9,9 millones registrados en 1998 en el caso de Sur) y de los honorarios por servicios (los cuales aumentaron a $ 4,2 millones en 1999 respecto de los $ 2,6 millones registrados en 1998 en el caso de Pampeana y a $ 2,2 millones en 1999 respecto del $ 1,5 millón registrado en 1998 en el caso de Sur). El aumento de los honorarios por servicios se relaciona con un aumento de la ganancia del ejercicio. Dichos aumentos fueron compensados parcialmente con las disminuciones en las previsiones por deudores incobrables, las cuales disminuyeron de $ 2,8 millones en 1998 a $ 1,7 millón en 1999 en el caso de Pampeana y de $ 1,2 millón en 1998 a $ 0,9 millón en 1999 en el caso de Sur. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades aumentó un 3.2 % al totalizar $ 92.2 millones en 1999 en comparación con los $ 89.3 millones registrados en 1998, que representó un 15.8 % y un 15.7 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana registró una disminución del 2.3 % al totalizar $ 51.6 millones en 1999 en comparación con los $ 52.8 millones registrados en 1998, cifras que representaron el 14.2 % y 14.4 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur para 1999 aumentó un 11.2 % al totalizar $ 40.6 millones, en

comparación con los $ 36,5 millones obtenidos en 1998, cifras que representan el 18,2 % y el 18,1 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados registró una ganancia de $ 1,5 millón en 1999 en comparación con la pérdida de $ 3,2 millones registrada en 1998. El rubro "Otros ingresos y egresos" de Pampeana registró una ganancia de $ 1,0 millón en 1999 respecto de la pérdida de $ 1,5 millón registrada en 1998. Dicho aumento se debió en gran medida a la disminución de las previsiones por juicios y al aumento de la ganancia derivada de la venta de servicios de ingeniería. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 0,5 millón en 1999 comparado con la pérdida de $ 1,7 millón registrada en 1998. Este aumento se debió principalmente a una reducción en las previsiones por juicios.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por los activos de las Sociedades y cargos por pago fuera de término de clientes, intereses de deudas y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 5,1 millones en 1999, en comparación con los $ 7,9 millones registrados en 1998. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,7 millón en 1999 respecto de los $ 4,6 millones registrados en 1998, debido en gran parte al aumento de $ 1,9 millón en los intereses, la disminución de los intereses por $ 0,7 millón y de los intereses generados por deudas impositivas por $ 1,2 millón, los cuales fueron parcialmente compensados por en aumento del impuesto al costo del endeudamiento empresario por $ 1,0 millón. Los resultados financieros y por tenencia de Sur aumentaron a $ 3,4 millones en 1999 comparados con $ 3,3 millones en 1998. Esto se debió a una disminución de $ 0,7 millón en los intereses generados por activos, la disminución de los intereses financieros por $ 0,2 millón a los intereses generados por deudas fiscales por $ 1,2 millón, y al aumento del impuesto al costo del endeudamiento empresario por $ 0,7 millón.

Impuesto a las ganancias. Las Sociedades devengaron en forma combinada $ 31,7 millones correspondientes al impuesto a las ganancias para 1999 frente a los $ 34,2 millones correspondientes 1998, lo que resulta en una tasa efectiva del 36,2 % y 44 %, respectivamente. La tasa aplicable del impuesto a las ganancias correspondiente a 1999 aumentó a 35 %.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,8 millón durante 1999, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank y los certificados de participación clase "C" del fideicomiso constituido por Mercobank, del cual es fiduciario Promotora Fiduciaria S.A.

Ganancia del ejercicio. Como consecuencia de lo mencionado anteriormente, las Sociedades, en forma conjunta, registraron un aumento de su ganancia del ejercicio combinada del 28,2 %, la cual totalizó $ 55,9 millones en 1999 en comparación con los $ 43,6 millones en 1998. La ganancia del ejercicio de Pampeana aumentó un 28,9 % al alcanzar $ 31,2 millones en 1999 y $ 24,2 millones en 1998. La ganancia del ejercicio de Sur aumentó un 27,3 %, al totalizar $ 24,7 millones en 1999 frente a $ 19,4 millones obtenidos en 1998.

Liquidez y recursos de capital

Al 31 de diciembre de 2000, las Sociedades, en forma combinada, tenían una deuda en concepto de préstamos de $ 152,4 millones (determinada de acuerdo con las Normas Contables Profesionales), que correspondía a deuda de corto plazo. La totalidad de la deuda financiera al 31 de diciembre de 2000 era en Dólares. A dicha fecha, de la deuda financiera (préstamos) de Pampeana, $ 79,4 millones correspondían al capital de las Obligaciones Negociables en circulación más intereses por $ 0,3 millón. De la deuda financiera (préstamos) de Sur, $ 21,8 millones correspondían a deudas bancarias, $ 50,6 millones al capital de las Obligaciones Negociables en circulación más $ 0,3 millón correspondiente a intereses.

Generalmente, las inversiones han sido financiadas por préstamos de corto plazo y las Obligaciones Negociables emitidas en el marco del Programa, junto con el efectivo proveniente de operaciones internas. Las Sociedades acordaron distribuir los fondos netos de cada clase de Obligaciones Negociables emitidas en el marco del Programa, correspondiendo el 61,11 % a Pampeana y el 38,89 % restante a Sur, sujeto a un convenio de participación e indemnidad que exige que si una de las Sociedades paga todo o una parte de sus obligaciones, dicha sociedad tendrá el derecho de exigir el reembolso a la otra, en la medida de su participación porcentual en los fondos mencionados. Dicha distribución proporcional refleja el valor de libros de los activos de las Sociedades al momento de la privatización. El producido neto de las Obligaciones Negociables fue utilizado para la cancelación de las

Obligaciones Negociables con vencimiento el 13 de diciembre de 1996 para refinanciar otras deudas de corto plazo e invertir en bienes de uso situados en la Argentina.

Las Sociedades planean realizar inversiones de capital. Las inversiones de capital serán financiadas a través de la emisión de títulos de deuda, fondos generados en forma interna y posiblemente mediante líneas de crédito establecidas en Dólares y en Pesos. Asimismo, las Sociedades esperan continuar financiando sus requerimientos de capital por trabajos en marcha a través de fondos generados por sus operaciones mediante toma de fondos a corto plazo y líneas de crédito existentes, complementadas por la emisión de títulos de deuda.

Al 31 de diciembre de 2000, las Sociedades tenían, en forma combinada, $ 12,9 millones en caja y bancos e inversiones de corto plazo, de los cuales $ 9,0 millones correspondían a Pampeana y $ 3,9 millones a Sur. Al 30 de junio de 2001, las Sociedades tenían en caja y bancos, en forma combinada, $ 21,3 millones, de los cuales $ 10,2 millones correspondían a Pampeana y $ 11,1 millones a Sur.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades tenían deudas financieras de corto y largo plazo por $ 152,4 millones, $ 142,9 millones y $ 143,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades tenían deudas financieras de corto y largo plazo por $ 229,3 millones y $ 145,6 millones, respectivamente.

01245

ACTIVIDADES

Generalidades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de GLP y GNC, como así también por cargos de reconexión a la red de distribución de gas y por la venta de productos derivados producidos en la Planta Cerri operada por TGS, cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver en esta sección "-- *Clientes y mercados*". Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada y de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver en esta sección "-- *Estrategia*".

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a aproximadamente el 42 %. Este aumento refleja la sustitución de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (US$ 21,38 por MMBTU) que el gas natural destinado a uso residencial (US$ 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural US$ 9,47 por MMBTU y US$ 4,8 por MMBTU.

respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm³, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección *"La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado"*. Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver en esta sección *"-- Transporte de gas natural"*.

El operador técnico de las Sociedades es Camuzzi Argentina, sociedad controlada por Camuzzi. Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina, Sempra y SEI Cayman Gas Holding Company poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana y Sodigas Sur, respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección *"Composición accionaria -- Accionistas principales"*.

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del ENARGAS, órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural"*.

Estrategia

Desde el 31 de marzo de 2001, las Sociedades, en forma combinada, tuvieron una participación en un 28,2 % del mercado, en términos de volumen de gas natural distribuido por las compañías de gas natural de la Argentina, y con dicho criterio, continúa siendo el mayor distribuidor de gas natural de la Argentina. Durante 2000, Pampeana se posicionó en segundo lugar y Sur en tercero en el ranking provisto por el ENARGAS para gas natural distribuido por compañía.

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de la eficiencia y (v) el desarrollo de los recursos humanos.

Incremento de la cartera de clientes. En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial. Entre el 31 de diciembre de 1993 y el 31 de diciembre de 2000, las Sociedades realizaron la conexión de 308.566 nuevos clientes a sus sistemas de distribución, inicialmente a través de la expansión de sus redes de distribución, representando un incremento del 31,1 % en nuevos clientes para dicho período. Las Sociedades consideran que Pampeana actualmente abastece a alrededor del 61 % de las viviendas ubicadas en su territorio, mientras que Sur tiene a su cargo aproximadamente al 79 % de las viviendas ubicadas en el propio. Los clientes residenciales constituyen el segmento de mayor rentabilidad debido a su estructura de alto margen y otorgan ingresos más estables como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía. Las Sociedades consideran que algunos de los potenciales clientes residenciales no se han conectado a las redes de distribución ya existentes como

de 1992, la red de distribución de las Sociedades estaba compuesta de la siguiente forma: el 2 % de conductos de hierro fundido, el 73 % de conductos de acero, el 24 % de conductos de polietileno y el 1 % de conductos de PVC. A junio de 2001, la red de distribución estaba compuesta de un 0,20 % de conductos de hierro fundido, un 59,0 % de conductos de acero y un 40,8 % de conductos de polietileno.

Las tuberías de acero soldado que componen la mayoría de los conductos de las redes de las Sociedades están protegidas de la corrosión mediante un sistema de protección catódica. Las Sociedades han realizado una revisión completa del sistema de protección anticorrosiva en todos los gasoductos de acero y se encuentra en un proceso de mejoramiento de dichos sistemas de manera tal de asegurar un nivel adecuado de protección. Las Sociedades cuentan con un amplio programa de verificación de fugas en el sistema de distribución que emplea equipos de detección. Los gasoductos en áreas densamente pobladas se revisan anualmente, mientras que en las áreas con menor densidad de población se revisan cada dos años. El personal de las Sociedades dedica en total aproximadamente 25.000 horas por año a la revisión de los gasoductos. Asimismo, las Sociedades disponen de varios equipos de emergencia en toda el área de servicio para responder de inmediato a emergencias durante las 24 horas.

Sistema de transporte. Sur dispone de su propia capacidad de transporte, ya que posee tuberías en paralelo con el gasoducto de TGS que proviene de la cuenca Austral. Durante el período económico de seis meses finalizado en 2001 y 2000, Sur transportó el 30 % del volumen de gas natural distribuido dentro de su sistema utilizando dichas tuberías, que, según la administración, tuvo como resultado un ahorro significativo. Las Sociedades compran gas natural de la cuenca Austral, a la cual se encuentra conectado el gasoducto de Sur, lo que le permite a las Sociedades reducir el costo de transporte.

Inversiones

De acuerdo con sus respectivas Licencias, las Sociedades deben mantener sus sistemas en buenas condiciones. El sistema de seguridad, el diseño, el mantenimiento y las operaciones tradicionalmente se regían por las normas técnicas de Gas del Estado, basadas en modernas normas internacionales vigentes en los Estados Unidos y en Europa. Estas normas han continuado actualizándose después de la privatización. De conformidad con las Licencias, las Sociedades, y las otras distribuidoras de gas privatizadas, deben efectuar ciertas inversiones iniciales durante los cinco primeros años desde el comienzo de sus operaciones.

Además de las inversiones obligatorias, las Licencias establecen otras inversiones no obligatorias que estipulan requerimientos de inversión y otros programas considerados convenientes para el sistema. Las inversiones no obligatorias están orientadas a mejorar el servicio, los sistemas de medición y la productividad de las Sociedades.

El cuadro siguiente detalla el monto de las inversiones de Pampeana, de Sur y de las Sociedades en forma combinada para 2000, 1999 y 1998.

	Inversiones		
	Pampeana	Sur	Pampeana y Sur
	(en millones de Pesos)		
1998	26,2	24,3	51,0
1999	36,9	20,3	57,7
2000	35,1	20,4	55,5

Las inversiones programadas para 2000 incluyeron proyectos destinados a mejorar las condiciones de trabajo de la instalaciones de las Sociedades como así también otros proyectos dirigidos al estricto cumplimiento de normas ambientales y de seguridad. Otras inversiones están dirigidas a mejorar la capacidad del sistema en respuesta a una creciente base de clientes sin alterar las operaciones.

Las Sociedades esperan realizar, sin perjuicio de que no pueden garantizarlo, inversiones en un monto total de aproximadamente $ 47 millones durante 2001, de los cuales $ 24 millones serán invertidos por Pampeana y $ 23 millones serán invertidos por Sur.

las tarifas, sujetas a la aprobación del ENARGAS, sufrirán un incremento en la región correspondiente, de conformidad con lo dispuesto en las Licencias. Durante el año 1998, las Sociedades realizaron la totalidad de las inversiones previstas y el ENARGAS aprobó el factor "k" correspondiente a cada una de ellas.

En relación con la segunda revisión quinquenal de tarifas, el ENARGAS anunció que aplicará el método de "revisión global de tarifas" (*full rate case*) a fin de fijar las tarifas para próximo período de cinco años, en lugar de emplear únicamente el factor de eficiencia "x" y el factor de inversión "k", que el ENARGAS aplicó en el primer ajuste de la revisión de tarifas. El método de "revisión global de tarifas" comprende tasas basadas en alcanzar los niveles de ingresos acordados por las empresas distribuidoras de gas y el ENARGAS. Las Sociedades se encuentran actualmente recabando información relativa a los costos de los servicios y las inversiones a fin de presentarla al ENARGAS. El ENARGAS y las Sociedades esperan finalizar a más tardar el 30 de junio de 2002 su análisis de las nuevas tarifas a ser aplicadas a partir del 1° de enero de 2003. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Incertidumbre acerca de las nuevas tarifas para los próximos cinco años*".

Operador

El operador técnico de las Sociedades es Camuzzi Argentina. El operador provee su servicio técnico a cada Sociedad de acuerdo con un Contrato de Asistencia Técnica celebrado con cada una de ellas de ocho años de duración, plazo que puede ser extendido por las partes o renovado en virtud de un contrato similar. De conformidad con los Contratos de Asistencia Técnica que finalizaron en diciembre de 2000, Camuzzi Argentina debe brindar asesoramiento a las Sociedades en las siguientes materias: (i) cumplimiento de las operaciones técnicas y regulatorias normales inherentes a un sistema de distribución de gas natural, incluyendo la reparación o el cambio de todo equipo que no cumpla con dichas operaciones técnicas normales, (ii) análisis de las operaciones y presupuestos y control de la ejecución presupuestaria, (iii) seguridad, dependencia y eficiencia de sus servicios y operaciones, (iv) cumplimiento de las leyes y reglamentaciones aplicables, (v) mantenimiento preventivo y de rutina y (vi) entrenamiento de sus recursos humanos. La experiencia y pericia técnica de Camuzzi Argentina deriva de las actividades de su controlante en materia de distribución de gas natural en Italia. Ver la sección "*Composición accionaria -- Accionistas principales*". Los servicios de Camuzzi fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) US$ 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de US$ 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) US$ 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costos de ventas. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Competencia

Además de las Sociedades, existen otras siete empresas habilitadas para distribuir o transportar gas natural en la Argentina. Debido a que a cada distribuidora se le ha asignado un área específica que no se superpone a ninguna otra, no compiten entre sí. Sin embargo, las empresas de suministro y de transporte de gas natural pueden contratar directamente con los usuarios, especialmente los grandes usuarios industriales y clientes comerciales con un consumo de más de 5.000 m³ de gas natural diarios. Ver la sección "*Marco Regulatorio -- Generalidades -- Principales disposiciones de las Licencias*". Además, los consumidores pueden optar bajo ciertas circunstancias por otras fuentes de energía.

Conexiones alternativas (bypass). La legislación argentina permite a los grandes usuarios desviarse de las redes de distribución mediante la construcción de sus propios conductos hasta el ramal principal, y contratar directamente con los productores la provisión de gas natural y con las empresas transportistas el transporte. Los clientes que deseen desconectarse del sistema de distribución han de afrontar diversos costos y obstáculos, incluyendo la construcción y el mantenimiento de las conexiones, la necesidad de asegurarse un suministro suficiente de gas natural, la medición y la necesidad de asegurarse una porción de la limitada capacidad de transporte. Asimismo,

constante mejoramiento de los planes, reduciendo de esta forma los niveles de riesgo relativos a los sistemas. Además, las Sociedades han lanzado campañas en diversos medios a fin de informar al público sobre cuestiones relativas a la seguridad en el uso residencial del gas.

Las Sociedades han instalado, asimismo, sistemas automáticos para monitorear las entregas de gas y detectar ciertos problemas específicos de odorización. Las Sociedades consideran, a su leal saber y entender, que cumplen con las normas nacionales que regulan el tratamiento de residuos peligrosos y los estándares de calidad establecidos por el ENARGAS. Las Sociedades también tomaron medidas a fin de mejorar los planes preventivos que detecten y minimicen los daños de potenciales escapes de gas.

Procedimientos administrativos, judiciales e impositivos

Las Sociedades son parte en diversas acciones judiciales y administrativas que se encuentran pendientes de resolución, así como también ciertos procedimientos ante autoridades impositivas nacionales y provinciales. Si bien la responsabilidad que pudiera resultar de tales acciones o procedimientos no puede predecirse con exactitud, las Sociedades consideran que, a excepción de los casos descriptos a continuación, la mayoría de tales acciones o procedimientos, en caso de que resultaran desfavorables, no tendrían, ni individualmente ni en su conjunto, un efecto adverso significativo sobre cada una de las Sociedades o sobre ambas.

En cuanto a determinadas acciones iniciadas por entidades nacionales o provinciales detalladas más abajo, las Sociedades, en base al asesoramiento recibido de sus asesores externos, el Estudio Steverlynck, Navarro y Asociados (los "Asesores Legales Especiales"), no consideran probable una definición adversa a sus intereses. En caso de resolverse en forma adversa a los intereses de las Sociedades, podrían tener un efecto substancial adverso sobre una o ambas Sociedades. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Procedimientos administrativos, judiciales e impositivos"*.

Los montos descriptos en la presente sección se encuentran expresados en la fecha de efectuado el correspondiente reclamo.

Procedimientos administrativos. Las Sociedades han sido objeto de diversos procedimientos administrativos y sanciones del ENARGAS debido al incumplimiento de las obligaciones contenidas en sus respectivas Licencias; dichas sanciones se aplicaron en la forma de apercibimientos, reintegros obligatorios a clientes y multas. La mayoría de esos procedimientos y sanciones derivaron de supuestas irregularidades en la facturación, incumplimiento de las normas técnicas establecidas en las Licencias de las sociedades controladas y, en menor grado, de la interrupción del servicio. Las Sociedades consideran que las razones y el número de procedimientos instaurados en su contra y de las sanciones aplicadas guardan relación con los de otras sociedades distribuidoras de gas natural de la Argentina. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las Sociedades.

Reintegros obligatorios. Además de la facultad de imponer multas, el ENARGAS puede ordenar que las Sociedades efectúen reintegros a los clientes. Estos reintegros generalmente se originan cuando el ENARGAS determina la existencia de un exceso en la facturación, una interrupción en el servicio en firme o deficiencias en la calidad del gas entregado. Durante los ejercicios finalizados el 31 de diciembre de 1997 y 1998, las Sociedades registraron un monto de $ 1,15 millón en concepto de reintegros a clientes. Durante los ejercicios finalizados el 31 de diciembre de 1999 y 2000 y los periodos económicos de seis meses finalizados el 30 de junio de 2000 y 2001, las Sociedades reflejan los reintegros descriptos a continuación.

Como consecuencia del incumplimiento por parte de Sur de suministrar gas en la ciudad de Comodoro Rivadavia de conformidad con los estándares mínimos de calidad de gas prescriptos por su respectiva Licencia (se distribuyó el gas tal como fue recibido de los proveedores), en 2000, el ENARGAS ordenó a Sur que reintegre un monto estimado en $ 4,5 millones, en efectivo o en especie, a los clientes afectados. Sur apeló la medida y constituyó una previsión por $ 0,9 millón del monto calculado en 1999. La apelación se encuentra pendiente de resolución ante el Ministerio de Economía ya que Sur cuestiona el plazo determinado por el ENARGAS, durante el cual Sur distribuyó gas natural por debajo de los estándares. Asimismo, el monto previsionado fue reintegrado a los usuarios y a la provincia del Chubut.

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Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

En el mes de mayo de 2000, el ENARGAS ordenó a Pampeana que reintegre a los clientes afectados de los municipios de Santa Rosa y General Pico un monto estimado en $ 1,35 millón (excluyendo intereses y multas) como consecuencia del cobro indebido de determinados cargos adicionales incluidos en las tarifas aplicadas entre los meses de febrero de 1996 y febrero de 2000, en el caso de la municipalidad de Santa Rosa, y entre los meses de enero de 1996 y febrero de 2000 en el caso de la municipalidad de General Pico. La resolución establecía que Pampeana continuó cobrando las mismas tarifas, a pesar de que las municipalidades de Santa Rosa y General Pico habían derogado las tasas sobre la ocupación del subsuelo en febrero de 1996 y enero de 1996, respectivamente. La resolución exige que Pampeana efectúe un reintegro a favor de los clientes afectados de las municipalidades de Santa Rosa y General Pico mediante un crédito único en las tarifas de dichos clientes a partir del 1° marzo de 2000. Pampeana apeló la medida ante el Ministerio de Economía en lo que respecta al período comprendido entre enero de 1998 y febrero de 2000 y decidió reintegrar a los clientes aproximadamente $ 0,8 millón por el período febrero de 1996 a diciembre de 1997, mientras que constituyó una previsión de $ 0,1 millón por el resto del monto calculado.

Si bien el reclamo descripto en el párrafo anterior se encuentra pendiente de resolución, a fin de evitar mayores multas y sanciones, en el mes de mayo de 2000, Pampeana planteó al ENARGAS una metodología de reintegros a favor de clientes, por el monto total que supuestamente habría sido facturado en exceso durante el período comprendido entre enero de 1998 y enero de 2000. En virtud de la propuesta, los reintegros comenzaron a efectuarse con el ciclo de facturación de junio de 2001. El monto total del reintegro, $ 1,2 millón, fue imputado por Pampeana como pérdida durante el período económico finalizado el 30 de junio de 2001.

Asimismo, durante el período finalizado el 30 de junio de 2001, el ENARGAS ordenó a Sur que reintegre a los clientes afectados del municipio de Zapala un monto estimado en $ 1,9 millón (incluyendo intereses y multas al mes de abril de 2001) como consecuencia de no haber suministrado gas de conformidad con los estándares mínimos de calidad de gas establecidos en la Licencia, correspondiendo una devolución de $ 0,6 millón a la provincia del Neuquén y 1,3 millón a los usuarios.

Otros procedimientos. Además de los procedimientos mencionados anteriormente, las Sociedades se encuentran sujetas actualmente a otros procedimientos ante el ENARGAS derivados de violaciones de ciertos aspectos de sus respectivas Licencias. Las Sociedades no pueden anticipar cuál será el resultado de estos procedimientos los cuales podrían finalizar en apercibimientos, multas u otras sanciones. Las Sociedades consideran que ninguna de dichas acciones tendría, individualmente o en conjunto, un efecto adverso sobre las mismas.

Procedimientos judiciales. Las Sociedades son parte de litigios originados en el curso normal de sus operaciones, tales como demandas por daños y perjuicios, demandas laborales instauradas por empleados o ex-empleados y demandas contractuales y de otro tipo iniciadas por proveedores u otros terceros. Al 30 de junio de 2001, las Sociedades han constituido previsiones por aproximadamente $ 3,5 millones en relación con las demandas mencionadas. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las mismas. Las Sociedades mantienen una cobertura integral con aseguradoras de primer nivel respecto de las responsabilidades derivadas de dichas demandas. Ver en esta sección *"– Seguros"*.

Procedimientos impositivos. Las Sociedades son parte de diferentes procedimientos impositivos con el fisco nacional y algunos fiscos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos de las autoridades impositivas no tienen fundamento y no prosperarán y, por lo tanto, consideran que no es probable que exista una resolución adversa. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una sentencia provisoria o un pago ordenado por un tribunal, no tendría, individualmente o en su conjunto, un efecto adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades.

Procedimientos impositivos nacionales. La AFIP procedió a determinar de oficio ciertas diferencias en la determinación del impuesto a las ganancias correspondiente a las Sociedades en relación con las redes recibidas a título gratuito antes del 30 de junio de 1995. A la fecha de la notificación, el reclamo ascendía a $ 21,7 millones en el caso de Pampeana (más $ 40,3 millones en concepto de interés y multas) y a $ 11,1 millones en el caso de Sur (más $ 22,7 millones en concepto de interés y multas). Las Sociedades apelaron los reclamos ante el Tribunal Fiscal de la Nación. En noviembre de 2000, Pampeana presentó la pericia contable ante el Tribunal Fiscal de la

Nación, la cual fue ampliada en el mes de febrero de 2001. Sur presentó la pericia contable en el mes de febrero de 2001 y contestó una objeción a la pericia efectuada en abril de 2001. A la fecha del presente Prospecto, la cuestión se encuentra pendiente de resolución. Las Sociedades entienden que, basadas en la opinión de los Asesores Legales Especiales, no se considera probable un resolución desfavorable respectos de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las Sociedades.

Con fecha 24 de enero de 2001, la AFIP notificó a Pampeana su determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995. El Fisco no acepta la deducción practicada en concepto de deudores incobrables residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millón (excluyendo intereses y multas). Pampeana apeló oportunamente la decisión ante el Tribunal Fiscal de la Nación y, a la fecha del presente Prospecto, la cuestión está siendo analizada. Asimismo, Sur presentó un recurso de apelación ante el Tribunal Fiscal de la Nación recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 con iguales argumentos que los presentados por Pampeana. La AFIP reclama $ 0,1 millón en concepto de impuestos (excluyendo intereses y multas). A la fecha del presente Prospecto, la causa se encuentra abierta a prueba, restando la presentación de la prueba pericial. Las Sociedades consideran que los reclamos carecen de fundamentos y, por lo tanto, no se considera probable una resolución desfavorable.

Procedimientos impositivos provinciales. Las Sociedades son parte de diferentes procedimientos impositivos con las provincias en sus respectivas áreas de operación en relación con la determinación del impuesto a los ingresos brutos y el impuesto de sellos. Las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de cualquier impuesto de sellos o impuesto a los ingresos brutos pagado por las Sociedades. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Impuesto a los ingresos brutos. En materia de impuesto a los ingresos brutos, algunas provincias han pretendido gravar con dicho impuesto la totalidad de las ventas brutas, si bien solo una parte de dicho monto representa el traslado de los costos de suministro y transporte de gas natural. Adicionalmente, Sur ha recibido ciertos reclamos de algunas provincias en las que desarrolla sus actividades, por los cuales se le exige el pago del impuesto a los ingresos brutos sobre los subsidios que otorga el Gobierno al consumo de gas en las provincias patagónicas.

Las Sociedades han concluido el pago de las cuotas, correspondientes al régimen de consolidación de deudas, a los efectos de regularizar el pago del impuesto sobre los ingresos brutos de la provincia de Buenos Aires correspondiente a los períodos diciembre de 1995 a junio de 1996. Debido a que el reclamo se basaba en un cambio de criterio en las normas tributarias de la provincia de Buenos Aires, el ENARGAS autorizó a las Sociedades el traslado a las tarifas del mayor impuesto. El crédito pendiente a recuperar de los usuarios al 30 de junio de 2001 asciende a $ 19,7 millones y $ 0,08 millón para Pampeana y Sur, respectivamente. El 8 de octubre de 1999, el ENARGAS comunicó a Pampeana que debía efectuarse un nuevo cálculo del crédito a trasladar, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. Pampeana interpuso un recurso de reconsideración y de alzada en subsidio. Con fecha 18 de abril de 2000, el ENARGAS rechazó el recurso de reconsideración interpuesto por Pampeana y remitió al Ministerio de Economía el recurso de alzada presentado. El reclamo se encuentra pendiente de resolución. En la opinión de la Sociedad, la situación mencionada no originará pérdidas futuras que afecten los estados contables.

Otras provincias han pretendido gravar con dicho impuesto los subsidios que Sur recibe del gobierno nacional. Sur ha contestado los reclamos administrativos iniciados por la Dirección General de Rentas de la provincia de Río Negro relacionados con el impuesto a los ingresos brutos aplicable a subsidios y a la diferencia en la determinación de la base imponible correspondiente al período enero de 1993 a febrero de 1996, por un monto de $ 2,1 millones (más intereses y multas). Sur apeló oportunamente el reclamo. El tribunal de primera instancia se pronunció en favor de la Dirección General de Rentas de la provincia de Río Negro y trabó un embargo de $ 4,5 millones, en concepto de impuestos, intereses y costas. Sur apeló sin éxito la decisión ante el Supremo Tribunal de Justicia de la provincia y ante la Corte Suprema de Justicia de la Nación. Asimismo, Sur contestó reclamos impositivos provinciales por un total de $ 1,6 millón (más multas de aproximadamente $ 1,9 millón) correspondientes a los períodos marzo a junio de 1996, julio a agosto de 1996 y septiembre de 1996 a diciembre de 1997. Sur apeló oportunamente dichos reclamos.

Por otro lado, la Dirección General de Rentas de la provincia de Río Negro promovió un juicio de apremio por un monto total de $ 9,4 millones correspondiente al período marzo de 1996 a diciembre de 1997 (incluyendo interés, multas, costas y una multa correspondiente al período enero de 1993 a febrero de 1996) de los cuales $ 1,6 millón corresponde al impuesto a los ingresos brutos por subsidios y a diferencias en la base imponible. El resto del monto reclamado ($ 7,8 millones) corresponde a interés, multas y costas del juicio. El juzgado de primera instancia interviniente rechazó las excepciones presentadas por Sur y ordenó el pago de $ 8,1 millones y $ 2,0 millones correspondientes a otros gastos. Sur interpuso un recurso de apelación ante el Supremo Tribunal de Justicia de la provincia. El reclamo se encuentra pendiente de resolución.

Adicionalmente, la Dirección General de Rentas de la provincia de Río Negro corrió vista a Sur de las actuaciones administrativas relativas al impuesto a los ingresos brutos por subsidios. El reclamo asciende a $ 0,8 millón (sin incluir intereses y multas por $ 0,6 millón) y corresponde al período enero de 1998 a diciembre de 1999. Sur interpuso un recurso de reconsideración, el cual fue rechazado. Con fecha 5 de febrero de 2001, Sur interpuso un recurso administrativo de apelación, el cual se encuentra pendiente de resolución.

Sur también fue notificada respecto de un reclamo de la provincia de Tierra del Fuego por un monto de $ 0,6 millón (más intereses por $ 0,3 millón y multas por aproximadamente $ 0,5 millón) en relación con el pago del impuesto a los ingresos brutos por los subsidios que recibe del Gobierno. Este monto se basa en una diferencia respecto de la interpretación de las normas aplicables para el cálculo del impuesto. Sur considera que su interpretación es la más razonable, pero, sin embargo, como consecuencia de las negociaciones mantenidas en febrero de 1999, ha decidido finalizar este procedimiento mediante el pago de un monto de aproximadamente $ 0,9 millón a las autoridades impositivas provinciales. Como consecuencia del pago, Sur practicó el pedido de repetición correspondiente y considera que recibirá el reintegro aunque no pueden otorgarse garantías al respecto. Ante la sentencia desfavorable del tribunal único de Tierra del Fuego Sur interpuso recurso extraordinario a fin de que el caso sea analizado por la Corte Suprema de Justicia de la Nación. A la fecha, el reclamo continua pendiente de resolución.

En opinión de los Asesores Legales Especiales, los reclamos de las autoridades impositivas descriptos en presente párrafo no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, atento a que resulta aplicable el trámite ordinario en la sustanciación judicial de las pretensiones de las autoridades impositivas y a que, dada la naturaleza de las cuestiones bajo análisis, se espera un pronunciamiento por parte de la Corte Suprema de Justicia de la Nación, Sur considera que los plazos hasta la resolución final de dichas cuestiones serán extensos. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Sur ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. En abril de 2001, Sur se acogió a la moratoria de la provincia de Río Negro y pagó $ 1,8 millón en concepto de impuestos (más $ 0,4 millón en concepto de intereses y $ 0,9 millón en concepto de honorarios y costas judiciales) correspondientes al período marzo de 1996 a diciembre de 1998, reduciendo así parcialmente los intereses y totalmente las multas. Asimismo, Sur abonó $ 3,7 millones en concepto de impuestos correspondientes al período abril de 1993 a marzo de 2001 y se acogió a la moratoria de la provincia del Chubut, que implica la condonación total de los intereses y multas correspondientes al reclamo por el impuesto a los ingresos brutos por subsidios. A su vez, Sur pagó $ 1,7 millón en concepto de impuestos correspondientes al período enero de 1993 a junio de 1998 y se acogió a la moratoria de la provincia del Neuquén, que implica una reducción del 15 % del impuesto a los ingresos brutos por subsidios adeudado y la condonación total de intereses y multas. También se abonaron $ 1,7 millón en concepto de impuesto a los ingresos brutos por subsidios correspondiente al período octubre 1993 - junio 1998 y se acogió a la moratoria de la provincia de Santa Cruz, lo que implicó una reducción parcial de los intereses. Además, Sur pagó bajo protesto $ 0,7 millón en concepto de impuestos e intereses reclamados por las autoridades impositivas de la provincia del Neuquén correspondientes al período julio de 1998 a marzo de 2001 y $ 0,3 millón en concepto de impuesto reclamado por la provincia de Santa Cruz correspondientes al período julio de 1998 a marzo de 2001 y $ 0,7 millón en concepto de impuesto reclamado por la Provincia de Chubut por el período correspondiente de junio de 2000 a marzo de 2001. Sur estima negociar y cancelar otros pagos adeudados a las provincias de Río Negro y Tierra del Fuego durante el año 2001.

Impuesto de sellos. Algunos fiscos provinciales pretenden gravar con el impuesto a los sellos, las ofertas irrevocables de compraventa y transporte de gas natural. Sur, Pampeana y otras empresas dedicadas a la industria del petróleo y del gas, consideran que dichos instrumentos no se encuentran alcanzados por dicho impuesto. El 27 de abril de 1993, Sur recibió una notificación de un reclamo por aproximadamente $ 5,2 millones (sin incluir

intereses y multas) que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre ciertas oferta irrevocables de compraventa de gas de los cuales las Sociedades son parte. Sur apeló en tiempo y forma dicho reclamo. Las Sociedades, junto con otras distribuidoras de gas, negocian actualmente con las autoridades nacionales, provinciales y regulatorias a fin de que se declare que dicho impuesto no es aplicable o que puede ser trasladado a las tarifas. En enero de 1999, el ENARGAS emitió una resolución mediante la cual declara la inconstitucionalidad de la aplicación del impuesto de sellos provincial a los distribuidores de gas y ordena la revisión de la cuestión por parte del entonces Ministerio de Obras y Servicios Públicos de la Nación. A la fecha del presente Prospecto, el Ministerio no se ha pronunciado al respecto. Al 30 de junio de 2001, Pampeana y Sur tienen constituidas previsiones por aproximadamente $ 1,5 millón y $ 0,6 millón, respectivamente, en relación con el reclamo mencionado. Asimismo, Sur recibió una notificación por parte de la provincia del Neuquén mediante la cual se le reclama aproximadamente $ 0,9 millón (incluyendo aproximadamente $ 0,2 millón en concepto de impuestos, $ 0,2 millón en concepto de intereses y $ 0,5 millón en concepto de multas, a agosto de 1997), que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre la transferencia de activos de Gas del Estado, el cual fue apelado oportunamente por Sur. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 3 de abril de 2001, la provincia del Neuquén notificó a las Sociedades acerca de un reclamo de $ 3,0 millones (sin incluir intereses y multas) y $ 0,4 millón (sin incluir intereses y multas), respecto de Pampeana y Sur, respectivamente, derivado de los contratos de transporte de gas suscriptos con TGS antes de la fecha de toma de posesión y cuando Gas del Estado era el único accionista de las Sociedades. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 22 de marzo de 2001, la provincia del Neuquén notificó a Pampeana acerca de un reclamo por impuesto de sellos sobre ofertas irrevocables de transporte de gas natural suscriptas con TGN por $ 0,6 millón y $ 1,8 millón en concepto de multas, que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén. Pampeana interpuso un recurso de reconsideración y el reclamo continúa pendiente de resolución. En opinión de la Sociedad y de los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si bien ninguna de las Sociedades recibió una notificación por parte de la provincia de Río Negro acerca del reclamo del impuesto correspondiente a las ofertas de transporte de gas suscriptas con TGS, en caso de que la contraparte se viera obligada a cancelar el monto reclamado, Pampeana y Sur estarían expuestas a una responsabilidad del 50 % del reclamo, importe que ascendería a $ 5,0 millones (más multas de aproximadamente $ 10,1 millones sin incluir intereses) en el caso de Pampeana y $ 2,6 millones (más multas de aproximadamente $ 5,2 millones sin incluir intereses) en el caso de Sur. En opinión de la Sociedad y de los Asesores Legales Especiales no se considera probable una resolución desfavorable respecto del mencionado reclamo. Por otra parte, con fecha 9 de febrero de 2001, Sur presentó un recurso administrativo de apelación ante el rechazo del recurso de reconsideración interpuesto en relación a un reclamo de la provincia de Río Negro relativo a las ofertas irrevocables de compraventa de gas a clientes, cuyo monto asciende a $ 0,2 millón en concepto de impuesto y $ 0,4 millón en concepto de interés y multas. A la fecha, Sur no ha recibido respuesta a los recursos interpuestos. Sur y sus Asesores Legales Especiales no consideran probable una resolución desfavorable respecto del mencionado reclamo.

Asimismo, la provincia de Santa Cruz estableció que ciertas ofertas de compraventa de gas natural se encuentran sujetas al impuesto de sellos. Con fecha 29 de diciembre de 1999, cada una de las Sociedades recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 0,7 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 3,8 millones en el caso de Sur (sin incluir intereses y multas) cada uno de los cuales representa el 50 % del impuesto de sellos. Cada una de las Sociedades ha presentado en tiempo y forma la apelación correspondiente. Asimismo, TGS recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 1,1 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 0,9 millón en el caso de Sur (sin incluir intereses y multas) respecto del impuesto de sellos correspondiente a ofertas de transporte de gas natural. Si bien ninguna de las Sociedades recibió una notificación de la provincia de Santa Cruz, Pampeana y Sur, estarían expuestas a una

Iniciales para identificación

responsabilidad del 50 % del reclamo, en el caso de una resolución favorable para la provincia. TGS recibió una notificación de un reclamo similar relacionado con Pampeana y Sur. Si TGS se viera obligada a abonar el importe reclamado, podría repetir contra Pampeana y Sur $ 0.6 millón en concepto de impuestos, sin incluir intereses a la fecha del efectivo pago. En opinión de la Sociedad y de Los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si cualquiera de estos reclamos por impuesto de sellos fuera exitoso, todo pasivo incurrido en relación con los contratos de compraventa y transporte de gas natural será soportado en partes iguales por las Sociedades y cada comprador, vendedor de gas natural o transportista, respectivamente.

Si bien pueden existir sentencias adversas contra las Sociedades en las instancias inferiores, los Asesores Legales Especiales estiman que la Corte Suprema de Justicia de la Nación debería resolver en forma favorable a los intereses de las Sociedades.

Procedimientos impositivos municipales. La facultad de los municipios de gravar las servidumbres de paso de una empresa distribuidora está prohibida por las respectivas Licencias de las Sociedades y las reglamentaciones nacionales. Sin embargo, ciertos gobiernos municipales de las áreas de operación de ambas Sociedades han reclamado tasas sobre la ocupación del subsuelo, las cuales, al 30 de junio de 2001, totalizaban aproximadamente $ 16 millones en forma combinada. Pampeana ha recibido intimaciones de pago de tasas por ocupación del subsuelo por parte de las municipalidades de La Plata, Coronel Dorrego y General Pueyrredón (pertenecientes a la provincia de Buenos Aires) por un monto total de aproximadamente $ 11 millones (sin incluir intereses y multas). Sur también ha recibido intimaciones de pago de tasas por ocupación de espacio público por parte de las municipalidades de Viedma y Villa Regina (pertenecientes a la provincia de Río Negro), de Comodoro Rivadavia (provincia del Chubut) y de Neuquén, Zapala y Cutralcó (pertenecientes a la provincia del Neuquén) por un monto total de $ 4,9 millones (sin incluir intereses y multas). En caso de que cualquiera de los reclamos mencionados fuera resuelto favorablemente, las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de la tasa sobre la ocupación del subsuelo una vez que se hayan resuelto los procedimientos judiciales. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Previsiones. Al 30 de junio de 2001, las Sociedades tienen constituidas previsiones por aproximadamente $ 7,6 millones en relación con los reclamos administrativos, laborales, judiciales e impositivos mencionados.

01255

Inicialado para identificación

El siguiente cuadro refleja la cantidad de acciones y el porcentaje sobre las acciones en circulación de cada clase de la que resulta titular cada uno de los accionistas de las Sociedades a la fecha del presente Prospecto.

Titular	Pampeana					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Pampeana	169.973.335	51,00 %	37.360.609	26,21 %	29.594.250	8,88 %
Administradora de Fondos de Jubilaciones y Pensiones	–	–	45.493.000	13,65 %		–
Banco de la Nación Argentina	–	–	–	– %	859.355[1]	0,26
Total	169.973.335	51,00 %	132.853.609	39,86 %	30.454.105	9,14 %

Nota:
(1) Acciones mantenidas de conformidad con el contrato de fideicomiso en garantía descripto en "*Programa de Propiedad Participada*" en esta sección.

Titular	Sur					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Sur	88.753.306	51,00 %	67.870.175	39,00 %	–	–
Programa de Propiedad Participada	–	–	–	–	17.402.609	10,00 %[1]
Total	88.753.306	51,00 %	67.870.175	39,00 %	17.402.609	10,00 %

Nota:
(1) Los directores y gerentes de Sur, en conjunto, mantienen aproximadamente el 0,06 % de las Acciones Clase C.

Accionistas principales

A la fecha del presente, Camuzzi Argentina es el principal accionista de Sodigas Pampeana y Sodigas Sur con una participación de un 56,91 % en cada una de las dos sociedades. Camuzzi Argentina es una sociedad argentina constituida el 13 de julio de 1992 y cuyo capital accionario pertenece mayoritariamente a Camuzzi, principal empresa distribuidora privada de gas de Italia. A mayo de 2001, la participación remanente del 43,09 % en Sodigas Pampeana y Sodigas Sur era mantenida por Sempra Energy (Denmark-1) APS y SEI Cayman Gas Holding Company, ambas afiliadas de Sempra Energy (a través de Sempra Energy International), el accionista principal de Southern California Gas Company, el mayor distribuidor de gas en los Estados Unidos. El 11 de octubre de 2000, Sempra adquirió la mitad del su actual participación de 43,09 % el 11 de octubre de 2000 de CNG Cayman Three Limited ("CNG Cayman"), una afiliada de CNG International Corporation.

En octubre de 2000, entró en vigencia un nuevo acuerdo de accionistas celebrado entre Camuzzi Argentina y Sempra (el "Acuerdo de Accionistas") que regula la administración de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades. El Acuerdo de Accionistas regula (i) la elección de los miembros del Directorio de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (ii) la elección de los miembros de la Comisión Fiscalizadora de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iii) la elección de ciertos gerentes, incluyendo al presidente de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iv) la aprobación de ciertas cuestiones que requieran el voto de los directores y accionistas de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades y (v) otras cuestiones relativas al control.

No se han celebrado contratos de opciones sobre las acciones de las Sociedades ni se ha realizado una modificación del capital social en los últimos tres años que haya dado lugar a la emisión de acciones.

01256

TRANSACCIONES CON PARTES RELACIONADAS

Generalidades

A continuación se realiza un breve resumen de las transacciones que han realizado las Sociedades con partes relacionadas durante ejercicios anuales 2000, 1999 y 1998, y por los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000. En cada caso, se considera que cada transacción con partes relacionadas reflejó términos congruentes con aquellos acordados sobre una base de equidad. Salvo por lo descripto a continuación, no se realizaron transacciones significativas con partes relacionadas desde el 1° de enero de 2001.

Transacciones con Camuzzi Argentina

Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992, dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 las Sociedades devengaron un monto total de $ 7,3 millones, $ 7,2 millones y $ 6,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. Durante el período finalizado el 30 de junio de 2001, las Sociedades devengaron $ 2,8 millones y, por el período finalizado el 30 de junio de 2000, las Sociedades devengaron 3,0 millones por los conceptos anteriores.

Asimismo, Camuzzi Argentina le brindó a las Sociedades servicios de mantenimiento de sistemas informáticos y servicios administrativos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998; y por los períodos económicos finalizados el 30 de junio de 2001 y 2000. Las Sociedades devengaron a favor de Camuzzi Argentina un recupero de gastos por asesoramiento administrativo financiero, otros recuperos por gastos administrativos e ingresos por alquileres durante los tres ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, y durante los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Las Sociedades contrataron con Camuzzi Argentina la adquisición de software, compraventa de rodados, honorarios activados por dirección e inspección de obra y gastos diversos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, por un monto total de aproximadamente $ 2,8 millones.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Camuzzi Argentina por $ 1,5 millones, $ 1,7 millones y $ 1,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, Pampeana y Sur mantenían deudas con Camuzzi Argentina por $ 2,3 millones y $ 4,1 millones, respectivamente.

Transacciones con Sodigas Pampeana y Sodigas Sur

Pampeana y Sur abonan $ 50.000 mensuales en concepto de servicios de asesoramiento financiero a Sodigas Pampeana y Sodigas Sur, respectivamente. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur. Para los períodos económicos finalizados el 30 de junio de 2001 y 2000, Pampeana y Sur devengaron $ 0.3 millón y $ 0.3 millón, respectivamente, por los servicios de asistencia y gestión financiera.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0.004 millón, $ 0.06 millón y $ 0.2 millón, respectivamente, y con Sodigas Sur de $ 0.06 millón, $ 0.06 millón y $ 0.06 millón, respectivamente.

01257

Inicialado para identificación

Al 30 de junio de 2000, las Sociedades mantenían deudas con Sodigas Pampeana por $0,03 millón y con Sodigas Sur por $0,06 millón. Al 30 de junio de 2001, no se registraron deudas por parte de las Sociedades con Sodigas Pampeana y con Sodigas Sur. Asimismo, las Sociedades registraron un crédito con Sodigas Pampeana de $0,07 millón al 30 de junio de 2001 y con Sodigas Sur de $0,06 millón y $0,02 millón para los períodos económicos al 30 de junio de 2001 y 2000.

Transacciones con Aguas de Laprida y Aguas de Balcarce

Las Sociedades brindaron servicios administrativos y de personal a Aguas de Laprida y Aguas de Balcarce durante los ejercicios 2000, 1999 y 1998. Las sociedades devengaron ingresos por alquileres contratados por Aguas de Balcarce en el ejercicio 2000. Dentro de otras operaciones durante en 2000, se encontraron reembolso de gastos y venta de rodados por montos no significativos.

Al 31 de diciembre de 2000, 1999 y 1998 y al 30 de junio de 2001 y 2000, las Sociedades tenían créditos no significativos con Aguas de Balcarce y con Aguas de Laprida.

Transacciones con IEBA

Las Sociedades brindaron servicios administrativos a IEBA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998. Asimismo, las Sociedades tuvieron en 1998 un recupero de gastos por asesoramiento financiero. Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades registraron créditos con IEBA por $ 0.09 millón, $0.1 millón y $0.6 millón, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades poseían créditos con IEBA por $0.09 millón y $ 0.08 millón, respectivamente.

Transacciones con EDEA

Las Sociedades generaron ingresos por las ventas de gas natural y el recupero de gastos de administración en los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 y, en los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades generaron ingresos por ventas de gas natural y servicios por mantenimiento informático. A su vez, EDEA vendió a las Sociedades energía eléctrica en los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Al 31 de diciembre de 2000 y 1999, las Sociedades mantenían una deuda no significativa con EDEA. Al 31 de diciembre de 1998, las Sociedades tenían un crédito no significativo con EDEA. Al 30 de junio de 2001, las Sociedades registraron un crédito por $ 0.02 y una deuda no significativa al 30 de junio de 2000.

Transacciones con EDERSA

Las Sociedades brindaron servicios administrativos y de personal a EDERSA durante el ejercicio económico finalizado el 31 de diciembre de 1999. Además, las Sociedades vendieron gas a EDERSA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $0.6 millones, $0.6 millones y $ 0.3 millones, respectivamente. En los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades devengaron por los conceptos expresados más arriba $ 0.3 millones y $ 0.3 millones, respectivamente. EDERSA vendió a las Sociedades energía eléctrica y se le reembolsaron gastos generales.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían créditos con EDERSA por $ 0.06 millones, $ 0.07 millones y $0.03 millones, respectivamente. Al 30 de junio de 2001 y 2000, los créditos de Pampeana y Sur ascendieron a $ 0.08 millones y $0.06 millones, respectivamente.

Transacciones con Piedra Buena

Pampeana vendió gas natural a Piedra Buena durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 0.9 millones, $23.7 millones y $ 52.3 millones, respectivamente. Asimismo, se devengaron gastos diversos a favor de Pampeana. Al 30 de junio de 2000, Pampeana devengó $ 0.9 millones en ventas de gas.

01258

Inicialado para identificación
HARTENECK, LOPEZ Y CIA.

Al 31 de diciembre de 1999 y 1998, Pampeana tenía créditos con Piedra Buena por $ 1.9 millones y $ 22.7 millones, respectivamente. Cabe resaltar que, en junio de 2000, Camuzzi Argentina vendió su participación en Piedra Buena dejando de ser esta última una sociedad vinculada a Pampeana.

Transacciones con Energía del Sur S.A.

Sur vendió gas natural a Energía del Sur S.A. durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 7.4 millones, $ 9.3 millones y $ 9.8 millones, respectivamente. Al 30 de junio de 2000, Sur devengó $ 4,7 millones.

Con fecha 31 de diciembre de 1999 y 1998, Sur tenía créditos con Energía del Sur S.A. por $ 2.6 millones y $ 2.7 millones, respectivamente. Cabe resaltar que en diciembre de 2000 Camuzzi Argentina vendió su participación en Energía del Sur S.A. dejando de ser esta última una sociedad vinculada a Sur. Al 30 de junio de 2000, Sur registró un crédito de $ 2.8 millones.

Transacciones con Loma Negra

Las Sociedades vendieron gas natural a Loma Negra durante el ejercicio finalizado el 31 de diciembre de 1998 por $ 4.5 millones. Cabe resaltar que, en marzo de 1998, Loma Negra C.I.A.S.A. vendió su participación en Sodigas Pampeana y Sodigas Sur.

Transacciones con CNG Argentina S.A.

Las Sociedades no presentan operaciones de monto significativo con CNG Argentina S.A. Al 30 de junio 2001 y 2000, no hay operaciones con dicha sociedad.

Transacciones con Camuzzi Gazometri S.p.A.

Las sociedades no presentan operaciones de monto significativo con Camuzzi Gazometri S.p.A.

Otras transacciones

Como parte del curso normal de las operaciones, las Sociedades efectuaron transacciones no significativas con determinadas empresas en las cuales algunos de sus directores y accionistas poseen participaciones, en carácter de accionistas o de directores.

Los principales compromisos de las Sociedades están incluidos en el punto 18 – Estados Contables – Notas 5 y 6.

01259

54

RECYCLED


BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES

N° 055117

Se ha recibido de Camuzzi Gas Pampeana y Camuzzi Gas del Sur

la siguiente documentación Adjunto presentación ante CNV sobre aumento monto del programa global

Observaciones

Buenos Aires, 1-11-01 a las 12:20 hs.

FIRMA Y SELLO


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA

Teléfono
01-319.4800

Fax
01-319.4850

1 de noviembre de 2001

Señores
Bolsa de Comercio de Buenos Aires
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del monto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar una copia de la presentación efectuada en el día de la fecha ante la Comisión Nacional de Valores (v. Anexo I).

Asimismo, destacamos que, conforme surge de la presentación adjunta, las Sociedades tienen prevista la emisión de una nueva serie en el marco del Programa para fines de noviembre. En este sentido, a la brevedad se presentará la solicitud de cotización correspondiente a la referida serie, junto con la restante documentación requerida por el Reglamento de la BCBA y las normas de la CNV.

Atentamente.

Fabián D'Aiello

ANEXO I



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

1 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

ñores
›misión Nacional de Valores
esente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del ajusto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la NV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana A. ("Pampeana") y Camuzzi Gas del Sur S.A. ("Sur" y, junto con Pampeana, las ociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar las páginas del prospecto que reflejan los cambios introducidos al mismo pecto de la ultima versión presentada (v. Anexo I), (ii) opinión legal preparada Muñoz de Toro & Muñoz de Toro (v. Anexo II), (iii) copia de los informes parados por las sociedades calificadoras de riesgo (v. Anexo III), y (iv) el orme de auditor (v. Anexo IV).

A la brevedad, se presentará la constancia de publicación del aviso uerido por el artículo 10 de la Ley N° 23.576 y modificatorias y la umentación pertinente a fin de tramitar la inscripción en el Registro Público de nercio.

Finalmente, solicitamos a la CNV que apruebe el prospecto y el aumento del monto del 'rograma y prórroga de su vencimiento a la mayor brevedad posible, atento a que las Sociedades :enen previsto la emisión de una serie en el marco del Programa para fines de noviembre. A la revedad, se acompañará la información correspondiente.

Atentamente.

Fabián D'Aiello

:.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

TRANSLATION

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

November 1, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. U.S.$200,000,000 Note Program (the "Program"). Program Amount Increase and Extension of the Maturity Date.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") by virtue of the authorization granted by the Board of Directors of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies"), both domiciled at Alicia Moreau de Justo 240, 3rd floor, C1107AAF Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching a copy of the filing submitted to the *Comisión Nacional de Valores* (Argentine Securities and Exchange Commission) on the date hereof (see Exhibit I).

Furthermore, we would like to highlight that, in accordance with the attached filing, the Companies expect to issue a new series of notes under the Program by the end of November. Therefore, the Companies will promptly submit the applicable request to list such series, together with the remaining documents required by the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*) and the rules of the CNV.

Yours truly,

[*Illegible signature*]
Fabián D'Aiello

L:\D502IG\LETTE127.PYS; December 18, 2001

55



0 2 3

Buenos Aires, 02 de noviembre de 2001

Señores
Comisión Nacional
de Valores
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de nueve meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 66 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia suscripta en original del acta de Directorio n° 163 de fecha 31 de octubre de 2001 por la que, asimismo , se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente

Estados Contables



CORRESPONDIENTES A LOS
PERIODOS DE NUEVE MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



CAMUZZI
GAS PAMPEANA S.A.



Camuzzi Gas Pampeana S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: Camuzzi Gas Pampeana S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 4 de julio de 1996
No. de inscripción en la Inspección General de Justicia: 11.674	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 86,091962%

COMPOSICION DEL CAPITAL

Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
169.973.335	Ordinarias Escriturales Clase A	1	169.973.335	169.973.335
132.853.609	Ordinarias Escriturales Clase B	1	132.853.609	132.853.609
30.454.105	Ordinarias Escriturales Clase C	1	30.454.105	30.454.105
333.281.049			333.281.049	333.281.049

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	5.683.942	2.272.633
Inversiones	13.335.898	1.474.271
Créditos por Ventas (Nota 3.b)	93.485.299	104.152.688
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	3.040.158	981.083
Otros Créditos (Nota 3.c)	5.557.556	4.642.035
Bienes de Cambio (Anexo "F")	-	198.962
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	121.102.853	113.808.052
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 3.b)	27.034.482	858.906
Otros Créditos (Nota 3.c)	21.367.450	23.520.756
Bienes de Uso (Anexo "A")	508.613.632	505.493.504
Activos Intangibles	2.205.198	1.666.125
Otros Activos (Nota 3.d)	3.648.860	3.198.763
Total del activo no corriente	582.869.622	534.736.054
TOTAL DEL ACTIVO	683.972.475	648.544.106

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 3.e)	44.864.532	44.563.718
Préstamos (Nota 3.f)	108.813.809	3.859.990
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	4.278.572	4.385.218
Remuneraciones y Cargas Sociales (Nota 3.g)	4.051.164	3.708.608
Deudas Fiscales (Nota 3.h)	26.768.852	27.725.015
Otros Pasivos (Nota 3.i)	7.475.559	7.780.821
Previsiones	4.543.847	2.876.167
Total del pasivo corriente	200.796.335	94.899.537
PASIVO NO CORRIENTE		
Proveedores (Nota 3.e)	8.960.427	-
Préstamos (Nota 3.f)	-	79.443.000
Otros Pasivos (Nota 3.i)	10.779.531	10.720.648
Total del pasivo no corriente	19.739.958	90.163.648
TOTAL DEL PASIVO	220.536.293	185.063.185
Participación de Terceros en Sociedades Controladas	4	3
PATRIMONIO NETO	463.436.178	463.480.918
TOTAL DEL PASIVO Y PATRIMONIO NETO	683.972.475	648.544.106

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01	30.09.00
	$	$
Ventas Netas (Nota 3.j)	285.828.807	283.105.663
Costo de Ventas (Anexo "F")	(211.390.372)	(208.219.510)
Ganancia Bruta	74.438.435	74.886.153
Gastos de Comercialización	(8.607.322)	(8.702.620)
Gastos de Administración	(17.733.577)	(14.689.821)
Ganancia Operativa	48.097.536	51.493.712
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 3.l)	709.937	(483.319)
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	4.211.554	3.771.483
Generados por Pasivos	(6.196.253)	(5.359.838)
Impuesto a las Ganancias	(16.913.660)	(18.913.917)
Participación de Terceros en Sociedades Controladas	-	2
Ganancia Ordinaria	29.909.114	30.508.123
Resultados Extraordinarios (Pérdida) (Nota 3.m)	-	(297.771)
Ganancia del Período	29.909.114	30.210.352

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de nueve meses
iniciados el 1° de enero de 2001 y 2000
y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	8.980.623	17.957.590
Aumento / (Disminución) de los fondos	10.011.586	(14.272.761)
Fondos al cierre del período	18.992.209	3.684.829
Orígenes de Fondos		
Ganancia ordinaria del período	29.909.114	30.508.123
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	16.331.272	15.630.183
-Amortización de Activos Intangibles	597.011	447.780
-Valor residual de bajas de Bienes de Uso	1.986.988	2.393.492
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	1.245.152	2.514.619
-Honorarios por Asistencia y Gestión Financiera	50.000	50.000
-Honorarios y gastos Soc. Art. 33 y Soc. relacionadas	76.887	76.301
-Contrato de Asistencia Técnica	3.933.093	3.952.797
-Variación Soc. Art. 33 y Sociedades relacionadas	-	1.555.125
-Intereses Devengados a Pagar	2.255.834	2.164.096
-Compras Devengadas y no Pagadas	45.742.718	42.796.568
-Provisión Impuesto a las Ganancias	16.913.660	18.879.565
-Provisión Impuesto al costo del endeudamiento empresario	184.958	324.614
-Provisión Impuesto a los Ingresos Brutos	4.032.885	4.992.891
-Aumento Previsión Deudores Incobrables	1.201.371	1.486.779
-Aumento Previsión para Juicios	1.085.963	379.988
	95.637.792	97.644.796
Menos: partidas que no representan orígenes de fondos		
-Intereses devengados y no cobrados	(502.682)	(335.620)
-Recupero Previsión para Incobrables	(47.491)	-
-Recupero de Gastos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(2.609.177)	(833.095)
-Ventas devengadas y no cobradas	(100.456.767)	(93.393.003)
-Ventas Soc. Art. 33 Ley N° 19550 y Soc. Relacionadas	(418)	(461.684)
	(103.616.535)	(95.023.402)
-Participación de Terceros en Sociedades Controladas	-	(2)
Fondos Originados en las Operaciones Ordinarias	21.930.371	33.129.515
(Pérdida) Extraordinaria del Período	-	(297.771)
Más: partidas que no representan erogación de fondos		
-Desvalorización de acciones Mercobank S.A.	-	297.771
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	21.930.371	33.129.515

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Mor
Presideni

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.09.01 $	30.09.00 $
Transporte	21.930.371	33.129.515
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	2.260.627	3.426.678
-Disminución de Otros Activos	472.374	-
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Deudas Fiscales	33.027	-
-Aumento de Deudas Bancarias	26.813.005	1.307.017
-Aumento de Préstamos Financieros	-	45.894
-Variación de Créditos por Ventas	51.591.468	32.281.812
-Disminución Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	660.654	759.790
Total Otros Orígenes de Fondos	82.076.813	37.820.991
Total Orígenes de Fondos	104.007.184	70.950.506
Aplicaciones de Fondos		
-Disminución de Previsiones	-	(159.669)
-Aumento de Bienes de Cambio	-	(117.629)
-Aumento de Otros Activos	(223.797)	(1.703.050)
-Aumento de Otros Créditos	(932.225)	-
-Disminución de Proveedores	(36.612.656)	(35.331.320)
-Disminución de Previsiones	(109.806)	-
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.391.878)	(283.560)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Remuneraciones y Cargas Sociales	(825.711)	(2.332.599)
-Adquisición de Bienes de Uso	(15.256.040)	(19.965.490)
-Altas de Activos Intangibles	(276.820)	(384.302)
-Disminución de Deudas Fiscales	(13.611.933)	(23.487.990)
-Disminución de Otros Pasivos	(1.259.696)	(1.457.658)
Total Aplicaciones de Fondos	(93.995.598)	(85.223.287)
Aumento / (Disminución) de los fondos	10.011.586	(14.272.781)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (USA)
C.P.C.E. Cap. Fed. To. 78 Fo. 173
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deber ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los períodos finalizados en dichas fechas, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad Controlada I.V. Invergas S.A. 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Las partidas no monetarias incluidas en los estados contables al 30 de septiembre de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas Pampeana S.A. para la elaboración de sus Estados Contables.

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la Sociedad Controlante han sido los siguientes:

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 Alfonso de Laferrere por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 HARTENECK, LOPEZ Y Cía. Reg. de Asoc. de Prof. Universitarios C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan Presidente

NOTA 2: (Continuación)

a) Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria de Distribuidora Gesell Gas S.A., se financian con la contribución de mejoras aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la localidad de Villa Gesell.

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación, se documenta a través de certificados de deuda, los cuales son emitidos por Distribuidora Gesell Gas S.A. y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los Créditos por Contribución de Mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

Corrientes:

Al 30 de septiembre de 2000 corresponden a la planta de almacenamiento y vaporización de GLP de la Sociedad Controlada Distribuidora Gesell Gas S.A., la que fue desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

No Corrientes:

Se incluye la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 4). Asimismo, comprende los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas las obras mencionadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver nota 2.a)

c) Bienes de Uso

Se incluyen los Bienes de Uso de la Sociedad Controlada, Distribuidora Gesell Gas S.A., al inicio del período y las incorporaciones efectuadas con posterioridad y hasta 30 de septiembre de 2001. Los Bienes de Uso de la Sociedad Controlada Distribuidora Gesell Gas S.A. transferidos al inicio del período incluyen la reexpresión hasta el 31 de agosto de 1995 mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netas de sus depreciaciones acumuladas.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en tres años computados sobre base mensual.

e) Impuesto a las Ganancias e Impuesto a la Ganancia Mínima Presunta

La Sociedad Controlada determina el cargo contable por el Impuesto a las Ganancias, aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

La Ley N° 25.063 estableció el Impuesto a la Ganancia Mínima Presunta por el término de diez ejercicios anuales. Este impuesto es complementario del Impuesto a las Ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el Impuesto a la Ganancia Mínima Presunta grava el uno por ciento de la renta potencial de ciertos activos, siendo la obligación fiscal de la Sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $	30.09.00 $
Fondo Fijo	131.798	116.471
Bancos	5.552.144	2.156.162
Total Caja y Bancos	5.683.942	2.272.633

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	62.907.262	60.262.401
Subsidios a Cobrar	2.481.206	3.131.686
Consumos de Gas no Facturados	34.454.499	42.732.842
Créditos a Recuperar de Usuarios – Producer Price Index	3.930.880	7.492.504
Subtotal	103.773.847	113.619.433
Menos: Previsión para Deudores Incobrables	(10.288.548)	(9.466.745)
Total	93.485.299	104.152.688
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index	26.607.384	-
Subtotal	30.014.482	2.807.098
menos: Previsión para Deudores Incobrables	(2.980.000)	(1.950.192)
Total	27.034.482	856.906
Total Créditos por Ventas	120.519.781	105.009.594
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	3.470.308	3.141.653
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias	199.049	88.418
Anticipo Impuesto a las Ganancias	38.729	32.377
Créditos a Recuperar de Usuarios por Convenios	590.058	235.334
Gastos Pagados por Adelantado	380.051	255.624
Depósitos en Garantía	125.039	319.039
Créditos por Contribución de Mejoras (Nota 4)	420.155	248.692
Diversos	475.835	415.456
Subtotal	5.699.224	4.736.593
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(141.668)	(94.558)
Total - Transporte	5.557.556	4.642.035

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
Transporte	5.557.556	4.642.035
- No Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	15.446.539	18.836.201
Créditos por Contribución de Mejoras (Nota 4)	5.872.155	4.782.175
Depósitos Judiciales	535.596	514.655
Créditos a Recuperar de Usuarios por Convenios	458.698	223.436
Gastos pagados por adelantado	345.796	158.517
Diversos	176.705	201.316
Subtotal	22.835.489	24.716.300
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.468.039)	(1.195.544)
Total	21.367.450	23.520.756
Total Otros Créditos	26.925.006	28.162.791

d) Otros Activos

	30.09.01 $	30.09.00 $
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y 4)	3.648.860	3.099.506
Certificados de Participación Clase "C" Mercobank S.A.	667.325	667.325
Acciones Mercobank S.A.	28.424	1.038.639
Subtotal	4.344.609	4.805.470
Menos:		
Previsión Desvalorización Acciones Mercobank S.A.	(28.424)	(939.382)
Previsión por Incobrabilidad Certificados de Participación Clase "C"	(667.325)	(667.325)
Subtotal	(695.749)	(1.606.707)
Total	3.648.860	3.198.763
Total Otros Activos	3.648.860	3.285.163

e) Proveedores

	30.09.01 $	30.09.00 $
- Corrientes:		
Proveedores	8.383.892	6.679.407
Provisión Facturas a Recibir	34.999.549	35.519.719
Deudas a Pagar – Producer Price Index	1.481.091	2.364.592
Subtotal - Transporte	44.864.532	44.563.718

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
Transporte	44.864.532	44.563.718
- No corrientes:		
Deudas a Pagar – Producer Price Index	8.960.427	-
Subtotal	8.960.427	-
Total Proveedores	53.824.959	44.563.718
f) Préstamos		
- Corrientes:		
Obligaciones Negociables	79.443.000	-
Deudas Bancarias	27.000.000	1.650.000
Adelantos en cuenta corriente	114.975	45.894
Intereses Devengados	2.255.834	2.164.096
Total	108.813.809	3.859.990
- No Corrientes:		
Obligaciones Negociables	-	79.443.000
Total	-	79.443.000
Total Préstamos	108.813.809	83.302.990
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	695.491	567.261
Provisión Vacaciones	1.972.889	1.698.551
Provisión Gratificaciones	780.000	841.698
Previsión Sueldo Anual Complementario	566.100	533.591
Otros	36.684	67.507
Total Remuneraciones y Cargas Sociales	4.051.164	3.708.608
h) Deudas Fiscales		
Impuesto a las Ganancias	9.048.995	8.792.389
Impuesto al Valor Agregado	6.981.930	7.186.108
Impuesto a los Ingresos Brutos	4.117.155	3.667.623
Impuestos Provinciales	3.765.414	4.105.693
Tasas Municipales	2.031.862	2.294.102
Impuesto al Endeudamiento Empresario	184.958	324.614
Impuesto a la Ganancia Mínima Presunta	84.078	88.418
Moratoria Impositiva	-	778.996
Otros	554.460	487.072
Total Deudas Fiscales	26.768.852	27.725.015

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar	1.977.621	2.017.664
Consumidores por Depósitos en Garantía	121.381	131.882
Reintegros a trasladar por cargos adicionales de transporte	1.054.505	270.935
Otras Cuentas por Pagar	4.322.052	5.360.340
Total	7.475.559	7.780.821
- No Corrientes:		
Bonificaciones a Otorgar	10.204.481	10.719.648
Otras Cuentas por Pagar	575.050	1.000
Total	10.779.531	10.720.648
Total Otros Pasivos	18.255.090	18.501.469

Estado de Resultados

	30.09.01 $	30.09.00 $
j) Ventas Netas		
Ventas de Gas	292.487.587	289.985.778
Ventas de Otros Conceptos	2.962.775	2.481.285
Impuestos Directos sobre Ventas	(9.621.555)	(9.361.400)
Total Ventas Netas	285.828.807	283.105.663
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.805.997	3.742.320
Renta de Títulos y Acciones	167.098	28.234
Diversos	238.459	929
Total Resultados Financieros y por Tenencia	4.211.554	3.771.483
Generados por Pasivos		
Intereses financieros	(5.552.953)	(4.053.752)
Diversos	(643.300)	(1.306.086)
Total	(6.196.253)	(5.359.838)
Total Resultados Financieros y por Tenencia	(1.984.699)	(1.588.355)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	412.390	307.750
Resultado por Contribución de Mejoras	868.132	-
Comisiones por Cobranzas por Cuenta de Terceros	72.058	47.138
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	151.541	23.068
Total	1.551.612	377.956
Otros Egresos		
Multas y penalizaciones	(90.343)	(817.346)
Costo por Construcción de Red	(472.694)	-
Diversos	(278.638)	(43.929)
Total	(841.675)	(861.275)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	709.937	(483.319)
m) Resultados Extraordinarios		
Desvalorización acciones Mercobank S.A.	-	(297.771)
Total (Pérdida)	-	(297.771)

NOTA 4: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de septiembre de 2001. (Ver Nota 2.a).

Asimismo, se incluyen por $ 126.798 en el rubro Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Del período: Monto $	Del período: Bajas $	Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.698.125
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	13.599	-	151.585	472.304	490.436
Edificios	14.651.204	53.355	2.490.947	-	17.195.506	2.744.488	307.408	-	3.051.896	14.143.610	11.983.382
Instalaciones	7.924.206	56.976	-	-	7.981.182	1.455.811	197.731	-	1.653.542	6.327.640	6.492.140
Gasoductos	196.542.337	-	(152.380)	-	196.389.957	44.913.609	3.920.513	-	48.834.122	147.555.835	145.637.867
Ramales Principales y Secundarios	49.583.196	-	83.742	-	49.646.938	10.433.182	963.591	-	11.396.773	38.250.165	37.292.016
Redes de Distribución	276.692.284	3.796.188	1.002.484	-	281.390.956	63.938.505	6.575.918	-	70.514.423	210.876.533	203.548.569
Maquinarias y Equipos	4.336.005	394.156	-	(27.009)	4.703.152	899.263	191.721	(28.741)	1.164.233	3.538.919	3.265.136
Estaciones Reductoras	14.740.322	-	1.371.735	-	16.112.057	2.953.489	389.228	-	3.342.717	12.769.340	9.626.292
Equipos para Proceso	2.480.200	-	(910.647)	-	1.569.553	68.947	105.655	-	174.602	1.394.951	787.361
Rodados	8.406.799	259.590	-	(152.564)	8.513.826	6.429.070	658.486	(106.730)	6.978.826	2.534.999	2.126.648
Muebles y Útiles	2.137.002	131.858	(3.755)	-	2.265.105	763.576	112.893	-	876.468	1.388.637	1.344.822
Medidores para Gas	51.700.977	6.055	1.646.630	(967.747)	52.387.916	16.033.102	1.776.013	(552.237)	17.256.878	35.131.037	34.148.929
Cilindros para Gas	1.192	-	-	-	1.192	479	46	-	524	668	728
Obras en Curso	16.808.427	7.186.262	(2.285.215)	-	21.709.474	-	-	-	-	21.709.474	35.029.205
Equipos de Computación	8.219.994	491.807	-	-	8.711.801	6.864.131	621.036	-	7.485.167	1.226.634	1.541.349
Equipos de Comunicación	6.810.244	23.882	267.762	-	6.091.868	3.025.576	494.708	-	3.520.284	2.571.584	2.923.985
Mejoras sobre Inmueble de Terceros	30.460	-	-	-	30.460	5.777	4.727	-	10.504	19.956	28.259
Materiales en Almacenes	2.164.181	3.203.948	(1.647.467)	(1.526.376)	2.195.286	-	-	-	-	2.195.286	2.491.671
Anticipos a Proveedores	2.165.489	1.478.282	(1.835.836)	-	1.807.935	-	-	-	-	1.807.935	2.038.585
TOTAL AL 30.09.01	669.616.533	17.082.339	-	(2.872.898)	684.026.176	159.768.980	16.331.272	(885.708)	175.412.544	508.613.632	-
TOTAL AL 30.09.00	641.174.185	21.743.800	-	(2.887.247)	660.030.738	139.400.806	15.630.183	(493.755)	154.637.234	-	505.493.604

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas Consolidado

Anexo "F"

	30.09.01 $	30.09.00 $
Existencia al Inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	105.177.908	99.231.840
Compras de gas para procesamiento	715.117	5.671.562
Compras de capacidad de transporte para clientes	65.698.325	59.612.668
Compras de capacidad de transporte para procesamiento	281.318	2.285.484
Gastos Operativos		
Por ventas de gas a clientes	38.402.402	36.411.279
Por procesamiento de gas	889.644	5.144.306
Menos:		
Gas Natural (existencia al cierre del período)	-	(198.962)
COSTO DE VENTAS	211.390.372	208.219.510

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Balance Trimestral al 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	5.677.534	2.086.141
Inversiones (Anexo "D")	13.294.839	1.428.321
Créditos por Ventas (Nota 4.b)	93.178.424	103.687.409
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	4.695.501	1.549.666
Otros Créditos (Nota 4.c)	5.024.190	4.354.219
Bienes de Cambio (Anexo "F")	-	198.962
Total del activo corriente	121.870.488	113.304.718
ACTIVO NO CORRIENTE		
Inversiones (Nota 12 y Anexo "C")	6.506.818	6.380.616
Créditos por Ventas (Nota 4.b)	27.034.482	856.906
Otros Créditos (Nota 4.c)	16.960.484	19.931.275
Bienes de Uso (Anexo "A")	508.501.441	505.396.171
Activos Intangibles (Anexo "B")	2.067.553	1.512.165
Otros Activos (Nota 4.d)	-	99.257
Total del activo no corriente	561.070.778	534.176.390
TOTAL DEL ACTIVO	682.941.266	647.481.108

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.e)	44.788.139	44.258.086
Préstamos (Notas 4.f y 15)	108.698.834	3.814.096
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 6)	4.266.674	4.385.218
Remuneraciones y Cargas Sociales (Nota 4.g)	4.051.164	3.708.608
Deudas Fiscales (Nota 4.h)	26.198.374	27.277.134
Otros Pasivos (Nota 4.i)	7.300.957	7.600.092
Previsiones (Anexo "E")	4.460.988	2.793.308
Total del pasivo corriente	199.765.130	93.836.542
PASIVO NO CORRIENTE		
Proveedores (Nota 4.e)	8.960.427	-
Préstamos (Notas 4.f y15)	-	79.443.000
Otros Pasivos (Nota 4.i)	10.779.531	10.720.648
Total del pasivo no corriente	19.739.958	90.163.648
TOTAL DEL PASIVO	219.505.088	184.000.190
PATRIMONIO NETO (Según estado respectivo)	463.436.178	463.480.918
TOTAL DEL PASIVO Y PATRIMONIO NETO	682.941.266	647.481.108

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Estado de Resultados

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 4.j)	285.554.305	283.040.660
Costo de Ventas (Anexo "F")	(211.167.567)	(207.953.320)
Ganancia Bruta	74.386.738	75.087.340
Gastos de Comercialización (Anexo "H")	(8.196.920)	(8.506.462)
Gastos de Administración (Anexo "H")	(17.558.260)	(14.493.397)
Ganancia Operativa	48.631.558	52.087.481
Resultados por Participación en Sociedades Controladas Ganancia/(Pérdida)	158.654	(208.222)
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 4.l)	262.685	(483.319)
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.k)	3.963.227	3.350.076
Generados por Pasivos (Anexo "H")	(6.193.350)	(5.358.328)
Impuesto a las Ganancias	(16.913.660)	(18.879.565)
Ganancia Ordinaria	29.909.114	30.508.123
Resultados Extraordinarios (Pérdida) (Nota 4.m y 11)	-	(297.771)
Ganancia del Período	29.909.114	30.210.352

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Estado de Evolución del Patrimonio Neto

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 8)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	8.128.223	433.270.566
• Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.561.411	-	(1.561.411)	-
• Resultado del período de nueve meses - Ganancia	-	-	-	-	-	30.210.352	30.210.352
Saldos al 30.09.00	333.281.049	36.771.980	370.053.029	13.810.077	42.840.648	38.777.164	463.480.918
• Distribución dispuesta por Acta de Directorio del 30.10.00:							
-Dividendos en efectivo	-	-	-	-	-	(8.566.812)	(8.566.812)
• Afectación de Reserva Facultativa (Nota 16)	-	-	-	-	515.166	-	515.166
• Resultado del período complementario de tres meses - Pérdida	-	-	-	-	-	(407.172)	(407.172)
Saldos al 01.01.01	333.281.049	36.771.980	370.053.029	13.810.077	43.355.814	29.803.180	457.022.100
• Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.490.159	-	(1.490.159)	-
-Dividendos en efectivo	-	-	-	-	-	(23.495.036)	(23.495.036)
• Resultado del período de nueve meses - Ganancia	-	-	-	-	-	29.909.114	29.909.114
Saldos al 30.09.01	333.281.049	36.771.980	370.053.029	15.300.236	43.355.814	34.727.099	463.438.178

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	8.927.500	15.038.769
Aumento / (Disminución) de los fondos	10.017.242	(11.586.382)
Fondos al cierre del período	18.944.742	3.452.387
Orígenes de Fondos		
Ganancia ordinaria del período	29.909.114	30.508.123
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	16.313.003	15.613.677
-Amortización de Activos Intangibles	548.015	406.202
-Valor residual de bajas de Bienes de Uso	1.976.446	2.388.574
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	1.245.152	2.514.619
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Honorarios y gastos Sociedades Art. 33 y Sociedades Relacionadas	64.989	68.918
-Contrato de Asistencia Técnica	3.933.093	3.952.797
-Variación Sociedades Art. 33	-	1.555.125
-Intereses Devengados a Pagar	2.255.834	2.164.096
-Compras Devengadas y no Pagadas	45.726.442	42.755.287
-Provisión Impuesto a las Ganancias	16.913.660	18.879.565
-Provisión Impuesto al costo del endeudamiento empresario	184.958	324.614
-Provisión Impuesto a los Ingresos Brutos	4.017.699	4.984.909
-Resultado por participación en Sociedades Controladas - Pérdida	-	208.222
-Aumento Previsión Deudores Incobrables	949.158	1.407.683
-Aumento Previsión para Juicios	1.085.963	379.988
	95.264.412	97.654.276
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(2.829.646)	(1.147.948)
-Resultado por participación en Sociedades Controladas - Ganancia	(158.654)	-
-Ventas devengadas y no cobradas	(100.099.811)	(92.897.357)
-Ventas Sociedades Art. 33 Ley N° 19550 y Sociedades Relacionadas	(418)	(757.032)
	(103.088.529)	(94.802.337)
Fondos Originados en las Operaciones Ordinarias	22.084.997	33.360.062
(Pérdida) Extraordinaria del período	-	(297.771)
Más: partidas que no representan erogación de fondos		
- Desvalorización de acciones Mercobank S.A.	-	297.771
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	22.084.997	33.360.062

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01	30.09.00
	$	$
Transporte	22.084.997	33.360.062
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	1.820.140	3.368.758
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Deudas Bancarias	26.698.030	1.307.017
-Variación de Créditos por Ventas	51.239.075	31.874.507
-Disminución Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	600.229	1.298.488
Total Otros Orígenes de Fondos	80.603.132	37.848.770
Total Orígenes de Fondos	102.688.129	71.208.832
Aplicaciones de Fondos		
-Aumento de Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(490.000)	-
-Aumento de Bienes de Cambio	-	(117.629)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Previsiones	(109.806)	(159.669)
-Disminución de Proveedores	(36.051.531)	(35.044.596)
-Disminución de Deudas Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.391.878)	(582.077)
-Disminución de Remuneraciones y Cargas Sociales	(825.711)	(2.332.599)
-Adquisición de Bienes de Uso	(15.211.456)	(19.889.885)
-Altas de Activos Intangibles	(230.060)	(261.033)
-Disminución de Deudas Fiscales	(13.611.933)	(23.087.681)
-Disminución de Otros Pasivos	(1.253.476)	(1.320.045)
Total Aplicaciones de Fondos	(92.670.887)	(82.795.214)
Aumento / (Disminución) de los fondos	10.017.242	(11.586.382)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y, al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 5, 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 Alfonso de Laferrere por Comisión Fiscalizadora	Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 HARTENECK, LOPEZ Y Cía. Reg. de Asoc. de Prof. Universitarios C.P.C.E. Cap. Fed. To. 1 Fo. 77	Michael Morgan Presidente

NOTA 2: (Continuación)

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a:

- Acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

- Al 30 de septiembre de 2000, a depósitos a plazo fijo, los cuales fueron valuados a su monto original más los intereses devengados al cierre del período.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

No Corrientes:

La inversión en la Sociedad Controlada I.V. Invergas S.A., de la cual se posee el 99,999972% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 12).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: I.V. Invergas S.A.
Fecha de cierre del ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de septiembre de 2001
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas Pampeana S.A.: 99,999972%
Patrimonio Neto al 30.09.01 de I.V. Invergas S.A.: $ 6.627.999

d) Créditos a recuperar de los usuarios

Corresponden a créditos que surgen de convenios con Provincias, Municipios, y otras entidades a recuperar de los usuarios que se encuentran actualmente incorporados a la red, y de los que se incorporen en el futuro a las redes instaladas bajo los términos de estos convenios y están pactados en metros cúbicos de gas. Dichos créditos han sido valuados a la tarifa promedio del gas distribuido.

e) Bienes de Cambio

Al 30 de septiembre de 2000 se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Otros Activos

Incluye acciones y bonos Clase "C" del Mercobank S.A. recibidos en cancelación de los fondos depositados en el Banco de Crédito Provincial S.A. al momento de su suspensión, según se menciona en la Nota 11 a los Estados Contables. Estos activos se valuaron a su valor estimado de recupero.

g) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporación a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta en base a la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de septiembre de 2001 y 2000 a $ 1.545.673 y $ 2.016.468 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

h) Activos Intangibles

Corresponden a la adquisición de software de computación y a gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo incurrido reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del ejercicio a que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

i) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período a que corresponden.

j) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

k) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

l) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

m) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D – Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

n) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral	30.09.01 $	30.09.00 $
a) Caja y Bancos		
Fondo Fijo	126.450	102.671
Bancos (Anexo "G")	5.551.084	1.983.470
	5.677.534	2.086.141
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	62.677.392	59.817.199
Consumos de Gas no Facturados	34.369.469	42.641.584
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 20)	3.866.932	7.492.504
Subsidios a Cobrar	2.481.206	3.131.686
Subtotal	103.394.999	113.082.973
menos: Previsión para Deudores Incobrables (Anexo "E")	(10.216.575)	(9.395.564)
Total	93.178.424	103.687.409
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 20)	26.607.384	-
Subtotal	30.014.482	2.807.098
menos: Previsión para Deudores Incobrables (Anexo "E")	(2.980.000)	(1.950.192)
Total	27.034.482	856.906
Total Créditos por Ventas	120.212.906	104.544.315

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076 (Nota 17.b.)	3.470.308	3.141.653
Créditos a Recuperar de Usuarios (Nota 3.d)	590.058	235.334
Gastos Pagados por Adelantado	380.051	255.624
Depósitos en Garantía	125.039	319.039
Diversos	458.734	402.569
Total	5.024.190	4.354.219
- No Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076 (Nota 17.b.)	15.446.539	18.836.201
Créditos a Recuperar de Usuarios (Nota 3.d)	458.698	223.436
Depósitos Judiciales	535.596	514.655
Gastos pagados por adelantado	345.796	158.517
Diversos	173.855	198.466
Total	16.960.484	19.931.275
Total Otros Créditos	21.984.674	24.285.494
d) Otros Activos		
Certificados de Participación Clase "C" Mercobank S.A.(Nota 11)	667.325	667.325
Acciones Mercobank S.A. (Nota 11)	28.424	1.038.639
Subtotal	695.749	1.705.964
Menos:		
Previsión Desvalorización Acciones Mercobank S.A. (Nota 11 y Anexo "E")	(28.424)	(939.382)
Previsión por Incobrabilidad Certificados de Participación Clase "C" (Nota 11 y Anexo "E")	(667.325)	(667.325)
Subtotal	(695.749)	(1.606.707)
Total Otros Activos	-	99.257

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
e) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	8.331.979	6.373.775
Provisión Facturas a Recibir	34.999.549	35.519.719
Deudas a Pagar – Producer Price Index (Nota 20)	1.456.611	2.364.592
Total	44.788.139	44.258.086
- No Corrientes:		
Deudas a Pagar – Producer Price Index (Nota 20)	8.960.427	-
Total	8.960.427	-
Total Proveedores	53.748.566	44.258.086
f) Préstamos		
-Corrientes:		
Obligaciones Negociables (Anexo "G")	79.443.000	-
Deudas Bancarias (Anexo "G")	27.000.000	1.650.000
Intereses Devengados (Anexo "G")	2.255.834	2.164.096
Total	108.698.834	3.814.096
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	79.443.000
Total	-	79.443.000
Total Préstamos	108.698.834	83.257.096
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	695.491	567.261
Provisión Sueldo Anual Complementario	566.100	533.591
Provisión Vacaciones	1.972.889	1.698.551
Provisión Gratificaciones	780.000	841.698
Otros	36.684	67.507
Total Remuneraciones y Cargas Sociales	4.051.164	3.708.608

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
h) Deudas Fiscales		
Impuesto a las Ganancias	9.048.995	8.792.389
Impuesto al Valor Agregado	6.518.074	6.850.280
Impuesto a los Ingresos Brutos	4.101.969	3.654.115
Impuestos Provinciales	3.758.056	4.105.693
Tasas Municipales	2.031.862	2.287.449
Impuesto al Costo del Endeudamiento Empresario	184.958	324.614
Moratoria Impositiva (Nota 17.b)	-	778.996
Otros	554.460	483.598
Total Deudas Fiscales	26.198.374	27.277.134
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 16)	1.976.671	2.017.664
Reintegros a trasladar por cargos adicionales de transporte	1.054.505	270.935
Consumidores por Depósito en Garantía	120.231	129.401
Otras Cuentas por Pagar	4.149.550	5.182.092
Total	7.300.957	7.600.092
- No Corrientes:		
Bonificaciones a Otorgar (Nota 16)	10.204.481	10.719.648
Otras Cuentas por Pagar	575.050	1.000
Total	10.779.531	10.720.648
Total Otros Pasivos	18.080.488	18.320.740

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
Estado de Resultados		
j) Ventas Netas		
Ventas de Gas	292.190.240	289.882.120
Ventas de Otros Conceptos	2.933.051	2.469.107
Impuestos Directos sobre Ventas	(9.568.986)	(9.310.567)
Total Ventas Netas	285.554.305	283.040.660
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.562.362	3.345.165
Renta de Títulos y Acciones	167.098	4.036
Diversos	233.767	875
Total Resultados Financieros y por Tenencia	3.963.227	3.350.076
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	412.390	307.750
Comisiones por Cobranzas por Cuenta de Terceros	72.058	47.138
Diversos	147.130	23.068
Total	631.578	377.956
Otros Egresos		
Multas y penalizaciones	(90.343)	(817.346)
Diversos	(278.550)	(43.929)
Total	(368.893)	(861.275)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	262.685	(483.319)
m) Resultados Extraordinarios		
Desvalorización de acciones del Mercobank S.A.	-	(297.771)
Total (Pérdida)	-	(297.771)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de las colocaciones de fondos, créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	58.449.800	3.205.142	1.416.321
2do. Trimestre	-	-	-	969.371
3er. Trimestre	-	-	-	913.093
4to. Trimestre	-	-	-	1.010.310
Más de 1 año	-	-	-	15.959.787
Subtotal	-	58.449.800	3.205.142	20.268.882
De plazo vencido	-	33.288.790	1.490.359	-
Sin plazo establecido	13.294.839	30.474.316	-	1.715.792
Total	13.294.839	120.212.906	4.695.501	21.984.674
Que no devengan interés	13.294.839	61.748.985	3.435.501	3.067.827
A tasa fija	-	25.602.229	1.260.000	18.916.847
A tasa variable	-	32.861.692	-	-
Total al 30.09.01	13.294.839	120.212.906	4.695.501	21.984.674
Total al 30.09.00	1.428.321	104.544.315	1.549.666	24.285.494

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	42.158.058	103.694.176	-	1.298.275	17.149.379	3.660.335	-
2do. Trimestre	-	-	4.266.674	-	-	-	-
3er. Trimestre	-	-	-	780.000	9.048.995	-	-
4to. Trimestre	-	5.004.658	-	-	-	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	42.158.058	108.698.834	4.266.674	2.078.275	26.198.374	3.660.335	-
De plazo vencido	1.173.470	-	-	-	-	-	-
Sin plazo establecido	10.417.038	-	-	1.972.889	-	14.420.153	4.460.988
Total	53.748.566	108.698.834	4.266.674	4.051.164	26.198.374	18.080.488	4.460.988
Que no devengan interés	45.145.855	2.255.834	4.266.674	4.051.164	26.193.867	18.080.488	4.460.988
A tasa fija	8.602.711	106.443.000	-	-	4.507	-	-
A tasa variable	-	-	-	-	-	-	-
Total al 30.09.01	53.748.566	108.698.834	4.266.674	4.051.164	26.198.374	18.080.488	4.460.988
Total al 30.09.00	44.258.086	83.257.098	4.385.218	3.708.608	27.277.134	18.320.740	2.793.308

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia/(Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas del Sur S.A.		
- Ventas de gas propano	370.557	2.290.484
- Servicios administrativos y de personal	3.888.987	2.673.675
- Servicio de asistencia para transporte de gas natural	226.604	855.859
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(4.158.093)	(3.952.797)
- Servicios de mantenimiento de sistemas informáticos	(9.007)	(60.674)
- Recupero de gastos por asesoramiento administrativo financiero	287.731	156.123
- Ingresos por alquileres	300.825	300.825
- Recupero de gastos administrativos	34.022	67.046
Sodigas Sur S.A.		
- Recupero de gastos por asesoramiento administrativo financiero	33.008	33.015
Sodigas Pampeana S.A.		
- Servicios de asistencia y gestión financiera	(450.000)	(450.000)
- Recupero de gastos por asesoramiento administrativo financiero	42.323	42.015
Aguas de Laprida S.A.		
- Servicios administrativos y de personal	34.403	15.155
IEBA S.A.		
- Servicios Administrativos	99.846	49.113
- Recupero de gastos	-	7.406
EDEA S.A.		
- Ventas de gas	10.936	8.378
- Compras de energía	(46.922)	(44.833)
- Servicios de mantenimiento de sistemas informáticos	63.000	-
Aguas de Balcarce S.A.		
- Servicios administrativos y de personal	30.990	-
- Ingreso por Alquileres	3.600	3.600

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (Continuación)

	30.09.01 $	30.09.00 $
I.V. Invergas S.A.		
- Recupero de gastos de administración	2.415	2.811
- Servicios administrativos y de personal	-	144
Distribuidora Gesell Gas S.A.		
- Recupero gastos de administración	7.662	118.342
- Servicios Administrativos y de Personal	202.967	189.585
- Venta de gas natural	329.697	295.355
- Diversos	81.378	1.800
Central Piedrabuena S.A. (1)		
- Venta de gas	-	922.669
Otras Operaciones		
Sodigas Pampeana S.A.		
- Dividendos	(20.227.337)	-
Camuzzi Gas del Sur S.A.		
- Diversos	253.728	294.437
Aguas de Balcarce S.A.		
- Diversos	1.407	1.238
Distribuidora Gesell Gas S.A.		
- Venta de Materiales de Almacén	37.553	22.539
- Préstamos	490.000	400.000
Créditos		
- EDEA S.A.	43.889	-
- Edersa S.A.	20.839	20.839
- IEBA S.A.	93.834	65.046
- Camuzzi Gas del Sur S.A.	2.775.528	855.139
- Aguas de Laprida S.A.	15.818	2.038
- Sodigas Sur S.A.	55.023	33.015
- Distribuidora Gesell Gas S.A.	1.645.828	559.836
- I.V. Invergas S.A.	9.515	8.767
- Sodigas Pampeana S.A.	9.630	-
- Aguas de Balcarce S.A.	25.597	4.986
Total	4.695.501	1.549.666

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (Continuación)

	30.09.01 $	30.09.00 $
Deudas		
- Camuzzi Argentina S.A.	4.266.674	4.363.373
- EDEA S.A.	-	3.360
- Sodigas Pampeana S.A.	-	18.485
Total	4.266.674	4.385.218

(1) El día 2 de junio de 2000 Camuzzi Argentina S.A. vendió su participación en Central Piedrabuena S.A., dejando de ser esta última una sociedad vinculada con Camuzzi Gas Pampeana S.A.

NOTA 7: SALDOS CONTABLES REGISTRADOS CON EL ESTADO Y OTROS ENTES OFICIALES

Al 30 de septiembre de 2001 el detalle de los créditos es el siguiente:

	Vencido	A vencer
Estado Nacional		
- Subsidios	3.407.098	2.481.206
- Comerciales	731.131	32.947
Total	4.138.229	2.514.153
Estados Provinciales	10.033.217	224.615
Ajuste Producer Price Index (Nota 20)		20.057.278
Total	14.171.446	22.796.046

En opinión de la Sociedad los citados créditos se consideran recuperables.

NOTA 8: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por Fecha	Aprobado por Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	261.660.239	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	06.09.93
Inscripto, Suscripto e Integrado	71.608.810	19.04.94	Asamblea Ordinaria de Accionistas	14.09.94

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 9: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 10: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

NOTA 11: CREDITOS A RECUPERAR BANCO MERCOBANK S.A.

El Banco Central de la República Argentina (BCRA) dispuso el 5 de enero de 2001 la reestructuración del Mercobank en los términos del artículo 35 bis de la ley de Entidades Financieras. Como consecuencia de ello, se excluyeron activos y pasivos y se transfirieron las sucursales a un grupo de bancos.

En la Asamblea de Accionistas del Mercobank S.A., celebrada el 5 de febrero de 2001, se dispuso una reducción del capital social del orden del 92,94% aproximadamente, con el fin de absorber las pérdidas al 30 de noviembre de 2000.

Teniendo en cuenta su dudosa recuperabilidad, al 30 de septiembre de 2001 se encuentra previsionado el 100 % del valor de los certificados clase "C", como así también el 100 % del valor de las acciones en poder de la Sociedad.

NOTA 12: INVERSIONES NO CORRIENTES

El 28 de mayo de 1999 la Sociedad adquirió el 100% de las acciones correspondientes a I.V. Invergas S.A., siendo esta propietaria del 100% de las acciones y votos de Distribuidora Gesell Gas S.A., quien posee la concesión para la subdistribución de gas en el éjido urbano de la ciudad de Villa Gesell, Provincia de Buenos Aires.

A la fecha de los presentes Estados Contables, la participación de la Sociedad en I.V. Invergas S.A. representa el 99,999972 % de su capital social.

NOTA 13: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 37.110.000.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: (Continuación)

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 14: VENTAS DE LIQUIDOS

De acuerdo con lo exigido por el Ente Nacional Regulador del Gas (ENARGAS) en su nota N° 3299 del 26 de octubre de 1994, se exponen a continuación las ventas de líquidos y sus respectivos costos para el período finalizado el 30 de septiembre de 2001:

Ventas netas:	$ 4.299.799
Costos Directos de Ventas:	$ 1.185.162

NOTA 15: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas del Sur S.A., Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la Serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas del Sur S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:

- Valor nominal: U$S 130.000.000.
- Porcentaje correspondiente a Camuzzi Gas Pampeana S.A.: 61,11%.
- Tasa de interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
- Precio: 99,80 %.
- Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas del Sur S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros, para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales gravámenes, excepto por:

i)Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida, o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación, o gravámenes sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que: (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen, (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que presentado el descargo: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado su descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado su descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable, que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no podrán incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease - Back,* sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas, o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción: (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión; venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Con fecha 16 de octubre de 2001, Camuzzi Gas Pampeana S.A. decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables establecido por la Sociedad y Camuzzi Gas del Sur S.A., desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original.

El 24 de octubre de 2001 la Gerencia de la Sociedad otorgó un mandato a The Boston Investment Group S.A. y BBVA Banco Francés S.A. con el objeto de que estructuren un préstamo sindicado por el total de U$S 130.000.000.
En este contexto, en la medida que se logre conformar el capital restante del préstamo, cada una de las instituciones mencionadas se comprometió a aportar U$S 35.000.000.
Esta transacción puede ser estructurada bajo la forma de obligaciones negociables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de septiembre de 2001 y 2000 fueron las siguientes:

	30.09.01 $	30.09.00 $
• Con contraprestación	1.825.349	1.775.908

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 268/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la resolución del ENARGAS N° 356 del 22 de agosto de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última resolución, en lo que respecta a las redes transferidas a título no oneroso, la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar a los usuarios en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 356/96 y 422/96 y Nota N° 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (Continuación)

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 1,7 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 4,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los terceros usuarios el monto a contraprestar.

NOTA 17: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 21,7 millones en concepto de mayor impuesto y $ 40,3 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna, durante los períodos 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. La DGI procedió a contestar dicho recurso. El 9 de noviembre de 2000 se presentó la pericia contable, que fuera ampliada con fecha 15 de febrero de 2001. El Tribunal Fiscal de la Nación ha decidido someter a decisión del Tribunal Plenario la posible acumulación de las causas que Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. mantienen contra la A.F.I.P. por economía procesal, con motivo de la transferencia de redes. A la fecha de los

NOTA 17: (Continuación)

presentes Estados Contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho Tribunal.

a.2. Deudores Incobrables

Con fecha 24 de enero de 2001, la Administración Federal de Ingresos Públicos notificó la determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995, como consecuencia del tratamiento otorgado por la Sociedad a los deudores incobrables. El Fisco no acepta la deducción practicada por la Sociedad en concepto de Deudores Incobrables Residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millones en concepto de mayor impuesto y $ 1,9 millones en concepto de intereses y multas. Con fecha 15 de febrero de 2001 la Sociedad presentó Recurso de Apelación por ante el Tribunal Fiscal de la Nación. El 3 de julio de 2001 se ordenó el traslado del recurso al Fisco Nacional. El 21 de agosto ha vencido el plazo para su contestación, por lo que el Tribunal procederá a intimarlo, conforme las normas de rito.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Ingresos Brutos – Provincia de Buenos Aires

La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11808, al cual oportunamente se había acogido para regularizar la deuda por impuesto originada en el cambio de criterio tributario dispensado por la Provincia de Buenos Aires, en cuanto a que el impuesto debe liquidarse sobre el total de la venta y no sobre el margen de distribución. Al 30 de septiembre de 2001, el crédito a recuperar autorizado a trasladar a tarifa según Resolución N° 544/97 de ENARGAS, asciende a $ 18.916.847, que ha sido expuesto dentro de los rubros "Otros créditos corrientes" por el importe de $ 3.470.308 y en "Otros créditos no corrientes" por el importe de $ 15.446.539.

Mediante la Nota N° 4107 del 8 de octubre de 1999, el ENARGAS comunicó a la Sociedad que debía efectuarse un nuevo cálculo del crédito a recuperar por aplicación de la Resolución N° 544/97, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. La Sociedad interpuso Recurso de Reconsideración y Alzada en subsidio. Con fecha 18 de abril de 2000, la Sociedad recibió la Resolución N° 1665 del ENARGAS comunicando que se ha rechazado el Recurso de Reconsideración interpuesto por la Sociedad, y ha remitido a la Dirección General de Asuntos Jurídicos del Ministerio de Economía de la Nación el Recurso de Alzada presentado.

En opinión de la Sociedad, la situación antes mencionada no originará pérdidas futuras que afecten los Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

c. Tasas Municipales

Ocupación del subsuelo

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de La Plata, Provincia de Buenos Aires: por $ 4,0 millones, que incluye intereses y multas calculados a octubre de 1995. A la fecha de los presentes Estados Contables, la Sociedad no ha recibido respuesta al descargo presentado.

Municipalidad de General Pueyrredón, Provincia de Buenos Aires: por $ 8,9 millones que incluye intereses y recargos al 31 de julio de 2000, por los períodos 1998 a 2000. A la fecha de los presentes Estados Contables la Municipalidad no ha resuelto el Recurso de Reconsideración presentado por la Sociedad.

Municipalidad de Coronel Dorrego, Provincia de Buenos Aires: por $ 0,6 millones de los períodos 1996 a 2000. A la fecha de los presentes Estados Contables la Sociedad ha presentado el descargo previsto en la Ordenanza Fiscal, sin que se haya recibido respuesta.

Otras

Municipalidad de Necochea: La Sociedad ha recibido un reclamo por el pago de la Tasa para fondo Permanente de Turismo correspondiente a los períodos febrero de 1993 a febrero de 1999. El monto del reclamo asciende a $ 0,1 millones, monto que incluye intereses. En respuesta al reclamo, la Sociedad ha presentado Recurso de Revocatoria y Recurso Jerárquico en subsidio. Habiendo agotado las vías administrativas, la Sociedad procedió a interponer formal demanda. Hasta la fecha de los presentes Estados Contables la Municipalidad no se ha expedido.

En opinión de la Sociedad, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

d. Impuesto de Sellos

Provincia del Neuquén:

d.1. La Dirección de Rentas del Neuquén corrió vista definitiva a Camuzzi Gas del Sur S.A. por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas por la Sociedad conjuntamente con Camuzzi Gas del Sur S.A., y ordenes de compra a proveedores por la suma total del impuesto, que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista, la que hasta el momento no ha sido resuelta.

Al 30 de septiembre de 2001 la Sociedad mantiene contabilizada una previsión de $ 1,5 millones por este concepto.

d.2. Con fecha 3 de abril de 2001 la Dirección General de Rentas de la Provincia ha notificado una reliquidación del impuesto, por igual importe al que oportunamente determinara, respecto del Impuesto de Sellos, por la suma de $ 6,1 millones en concepto de impuesto total y $ 18,3 millones, correspondiente al total de la multa, derivada de contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. con fecha anterior a la de la toma de posesión, a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E., considerando que de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del Estado S.E. o el Estado Nacional. La Sociedad ha presentado Recurso de Apelación conforme lo previsto en el Código Fiscal de la Provincia, el cual no ha sido resuelto hasta la fecha de los presentes Estados Contables.

d.3. Con fecha 22 de marzo de 2001 la D.G.R. notificó a la Sociedad, en carácter de responsable solidario, la resolución por la que reclama un total de $ 1,2 millones en concepto de impuesto y $ 3,7 millones en concepto de multa (50% a cargo de la Sociedad). Con fecha 6 de abril de 2001, la Sociedad interpuso Recurso de Reconsideración. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta al recurso interpuesto.

Provincia de Santa Cruz:

d.4. A la fecha de los presentes Estados Contables la Subsecretaría de Recursos Tributarios de la Provincia no ha respondido al descargo presentado por la Sociedad como consecuencia del corrimiento de vista de liquidaciones administrativas por el impuesto determinado sobre ofertas irrevocables de compra/venta de gas, firmados en forma conjunta con Camuzzi Gas del Sur S.A. El monto total de impuesto liquidado asciende aproximadamente a $ 1,5 millones (50% a cargo de las Sociedades).

NOTA 17: (Continuación)

La Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara.

Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 1,1 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Asimismo la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a los contratos transferidos por Gas del Estado S.E., celebrados con Transportadora de Gas del Sur S.A., entre los cuales, se incluye un contrato correspondiente a Camuzzi Gas del Sur S.A. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos notificara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 0,2 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Provincia de Río Negro:

d.5. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de abril de 2001, T.G.S. S.A. ha comunicado a la Sociedad el rechazo del recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando habilitada la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a efectos de discutir la cuestión en sede judicial, deberá depositar indefectiblemente el monto total de la pretensión fiscal.

A la fecha de los presentes Estados Contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 15,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 5,0 millones corresponden a impuesto y $ 10,1 millones a multas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, y la resolución desfavorable, respecto al Recurso Administrativo de Alzada presentado. A la fecha de los presentes Estados Contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 2,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 1,05 millones corresponden a impuesto y $ 1,05 millones a multa; montos que la Sociedad en caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

Transportadora de Gas del Sur S.A. ha iniciado una acción declarativa ante la Corte Suprema de Justicia de la Nación tendiente a que declare la inconstitucionalidad del reclamo. La Corte hizo lugar a la medida cautelar solicitada por la empresa mencionada, consistente en ordenarle a la Provincia no innovar hasta tanto la Corte resuelva el tema de fondo.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en el punto d.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

e. Aspectos Regulatorios

Municipalidad de Santa Rosa y General Pico, Provincia de La Pampa: El ENARGAS mediante resolución N° 1703, resolvió que la Sociedad debía devolver a los usuarios de los municipios de Santa Rosa y General Pico los importes que les fueron facturados en concepto de Tasa de Ocupación de Espacio Público, durante el período enero de 1996 a febrero de 2000, debido a que dicha tasa fue derogada en ambos municipios, cuando los usuarios de la Provincia de La Pampa fueron incorporados al "Régimen Nacional de Tarifas Subsidiadas". La suma reclamada ascendía aproximadamente a $ 1,35 millones más la suma de 9,5% anual de interés.

La Sociedad consideró que el importe que efectivamente correspondía devolver era el correspondiente al período enero de 1996 a diciembre de 1997, entendiendo que los ajustes posteriores habían sido contemplados en la revisión quinquenal de tarifas vigente a partir del 1° de enero de 1998, y sobre esa base cuestionó ante el Ministerio de Economía las sumas correspondientes a partir del 1° de enero de 1998.

Al 31 de diciembre de 2000 la Sociedad había devuelto a los usuarios en forma efectiva aproximadamente $ 0.8 millones y había provisionado aproximadamente $ 0,1 millones, suma que representaba el saldo pendiente de devolución, remanente del total que corresponde al período enero de 1996 hasta diciembre de 1997.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

Con el fin de evitar imputaciones y sanciones, y sin perjuicio de encontrarse pendiente de resolución el reclamo deducido según lo indicado en el párrafo segundo, durante el mes de mayo de 2001 la Sociedad planteó al ENARGAS una metodología de reintegro de los importes, que según la opinión del ENARGAS habrían sido facturados en exceso, para el período enero de 1998 a febrero de 2000. Al 30 de septiembre de 2001 el monto total devuelto a los usuarios es de aproximadamente $ 1,9 millones y el saldo remanente total a devolver alcanza a $ 0,2 millones y fue imputado como pérdida en el presente período.
Se prevé completar los reintegros durante el último trimestre del ejercicio.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos, ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas Pampeana S.A. por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

A la fecha de los presentes Estados Contables, las partes han presentado los alegatos correspondientes y el Juez se encuentra en plazo para proceder al dictado de la sentencia. El agente fiscal ha intimado al actor a abonar la tasa de justicia correspondiente.

La Sociedad oportunamente constituyó una previsión para hacer frente al reclamo por $ 0,2 millones, monto que se considera suficiente para cubrir el reclamo en cuestión.

NOTA 18: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 468, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas Pampeana S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K, los que una vez analizados por el ENARGAS fueron aprobados a fines del mes de octubre del año 1997 para la subzona La Pampa Norte, y comenzaron a regir a partir del segundo semestre de 1998.

Paralelamente, el ENARGAS definió un factor de eficiencia (X) de 4,5% para Camuzzi Gas Pampeana S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 19: VENTA DEL PAQUETE ACCIONARIO DEL PROGRAMA DE PROPIEDAD PARTICIPADA

Durante el mes de septiembre de 1999, el Comité Ejecutivo del Programa de Propiedad Participada resolvió poner en venta la totalidad de su tenencia accionaria en la Sociedad. Con fecha 13 de diciembre de 1999 se realizó la apertura de las ofertas, resultando adjudicataria Camuzzi Argentina S.A.. Con fecha 27 de marzo de 2000 se transfirieron 29.594.250 acciones a Camuzzi Argentina S.A. y 859.855 acciones al Banco de la Nación Argentina (dominio fiduciario), estas últimas pertenecientes a los empleados que decidieron no vender sus acciones.
Como consecuencia de la venta, la Asamblea de Accionistas Clase "C" decidió la terminación del Programa de Propiedad Participada.

NOTA 20: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001; b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo fue ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de Julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. N° 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto N° 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1 de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 20: (Continuación)

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley N° 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vio obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de septiembre de 2000, el ENARGAS contesta la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto N° 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

En este contexto, los cuadros tarifarios con vigencia a partir del 1° de enero de 2001, fueron apelados por ante la Secretaría de Energía, con el fin de que se revea lo dispuesto en la Nota ENARGAS N° 3480 y se restablezca el método de ajuste de tarifas por aplicación del PPI.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 20: (Continuación)

Con fecha 5 de octubre de 2001, la Cámara Nacional en lo Contencioso Administrativo Federal N° 5, resolvió por mayoría, confirmar la sentencia dictada por el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, manteniéndose en consecuencia suspendida la aplicación del Decreto 669/00, y consecuentemente, en función de lo manifestado por el Ente Nacional Regulador del Gas en la Nota N° 3480, la aplicación del ajuste de las tarifas por PPI, según lo dispone el artículo 41 de la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 ("Reglas Básicas de la Licencia" (RBL)).

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobiemo Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669/00 y se ha procedido a devengar:

- Un crédito corriente de $ 3.866.932 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Un crédito no corriente de $ 26.607.384 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001,que incluye $ 1.005.155 en concepto de intereses.
- Una deuda corriente de $ 1.456.611 correspondiente al ajuste por PPI por la compra de gas y transporte del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Una deuda no corriente de $ 8.960.427 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 357.716 en concepto de intereses.

NOTA 21: HECHOS POSTERIORES AL CIERRE

Con fecha 16 de octubre de 2001, la Asamblea General Ordinaria y Extraordinaria decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables (Ver Nota 15).

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período (1) Monto $	Depreciaciones: Del período Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.698.125
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	13.699	-	151.685	472.304	490.436
Edificios	14.651.204	53.355	2.490.947	-	17.195.506	2.744.488	307.408	-	3.051.896	14.143.610	11.983.382
Instalaciones	7.923.796	56.976	-	-	7.980.772	1.455.729	197.701	-	1.653.430	6.327.342	6.491.802
Gasoductos	196.542.337	-	(162.380)	-	196.389.957	44.913.609	3.920.513	-	48.834.122	147.555.835	145.637.867
Ramales Principales y Secundarios	49.583.196	-	63.742	-	49.646.938	10.433.182	963.591	-	11.396.773	38.250.165	37.292.015
Redes de Distribución	276.592.284	3.795.238	1.002.484	-	281.390.006	63.938.505	6.575.916	-	70.514.421	210.875.585	203.548.569
Maquinarias y Equipos	4.324.924	391.026	-	(27.009)	4.688.941	997.976	190.655	(26.741)	1.161.890	3.527.051	3.255.055
Estaciones Reductoras	14.740.322	-	1.371.735	-	16.112.057	2.953.489	389.228	-	3.342.717	12.769.340	9.626.292
Equipos para Proceso	2.480.200	-	(910.647)	-	1.569.553	68.947	105.655	-	174.602	1.394.951	787.361
Rodados	8.359.630	259.590	-	(152.564)	8.466.656	5.413.904	849.411	(106.730)	5.956.585	2.510.071	2.092.286
Muebles y Útiles	2.133.743	131.858	(3.766)	-	2.261.846	762.923	112.849	-	875.572	1.386.274	1.342.133
Medidores para Gas	51.681.788	8.055	1.819.768	(967.747)	52.339.852	18.032.286	1.774.571	(552.237)	17.264.620	35.086.232	34.133.336
Cilindros para Gas	1.192	-	-	-	1.192	479	46	-	524	668	728
Obras en Curso	18.808.427	7.166.262	(2.285.216)	-	21.709.474	-	-	-	-	21.709.474	35.029.205
Equipos de Computación	8.206.080	491.807	-	-	8.697.887	6.854.855	617.557	-	7.472.412	1.225.475	1.535.552
Equipos de Comunicación	5.809.174	23.572	267.762	-	6.090.508	3.025.148	494.504	-	3.519.652	2.570.856	2.923.290
Materiales en Almacenes	2.161.791	3.162.784	(1.818.593)	(1.514.834)	2.191.148	-	-	-	-	2.191.148	2.490.153
Anticipos a Proveedores	2.165.489	1.478.282	(1.835.836)	-	1.807.935	-	-	-	-	1.807.935	2.038.585
TOTAL AL 30.09.01	669.487.591	17.038.805	-	(2.662.154)	683.862.242	159.733.506	16.313.003	(685.708)	175.360.801	508.501.441	-
TOTAL AL 30.09.00	641.122.267	21.665.793	-	(2.882.329)	659.905.731	139.389.638	15.813.677	(493.765)	154.509.660	-	505.396.171

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio	Aumentos	Valor al cierre del período	Amortizaciones				Neto Resultante	Neto Resultante
				Acumuladas al comienzo del ejercicio	Del período		Acumuladas al cierre del período	al 30.09.01	al 30.09.00
					Alícuota Anual	Monto (1)			
	$	$	$	$	%	$	$	$	$
Gastos preoperativos, de organización y relativos a la emisión de Obligaciones Negociables	4.476.294	-	4.476.294	4.039.205	20	317.039	4.356.244	120.050	552.585
Software de sistemas de computación	2.530.399	230.060	2.760.459	581.980	20	230.976	812.956	1.947.503	959.580
Total al 30.09.01	7.006.693	230.060	7.236.753	4.621.185	-	548.015	5.169.200	2.067.553	-
Total al 30.09.00	5.674.174	261.033	5.935.207	4.016.840	-	406.202	4.423.042	-	1.512.165

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
BalanceTrimestral al 30 de septiembre de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor					
					Actividad Principal	Resultado al 30.09.01 Ganancia $	Total del Capital Social $	Patrimonio Neto $	Participación sobre el Capital Social %
Inversiones No Corrientes									
I.V. Invergas S.A.	11.999	6.449.753	6.506.817	6.506.817	Inversión	107.460	3.512.000	6.827.999	99,999972
Distribuidora Gesell Gas S.A.	1	1	1	1	Prestación del servicio público de subdistribución de gas	112.676	3.578.000	6.598.230	0,000028
Total al 30.09.01	12.000	6.449.754	6.506.818	6.506.818					
Total al 30.09.00	12.000	6.449.754	6.380.816	6.380.816					

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de septiembre de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V.N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.09.01 $	VALOR REGISTRADO AL 30.09.00 $
INVERSIONES				
Depósitos a plazo fijo	-	-	-	1.366.246
Fondos Comunes de Inversión:				
ABN-Amro Bank	5.894.208	1,000000	5.894.208	-
Banque Nationale de Paris	3.900.000	1,000000	3.900.000	-
Banco Rio de La Plata	3.473.000	1,000000	3.473.000	-
Acciones:				
INDUPA S.A.I.C	90.881	0,194000	17.631	52.075
FO.GA.BA. S.A.P.E.M.	10.000	1,000000	10.000	10.000
TOTAL INVERSIONES			13.294.839	1.428.321

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CÍA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $		Aumentos $	Disminuciones $	Saldos al 30.09.01 $	Saldos al 30.09.00 $
Deducidas del Activo						
Para Créditos Incobrables	12.247.417	(1)	949.158	-	13.196.575	11.345.756
Por Incobrabilidad Certificados de participación Clase "C" Mercobank S.A.	667.325		-		667.325	667.325
Por Desvalorización Acciones Mercobank S.A.	402.607		-	374.183	28.424	930.382
Del Pasivo						
Para Juicios	3.484.831	(2)	1.085.963	109.806	4.460.988	2.793.308
TOTAL	16.802.180		2.035.121	483.989	18.353.312	15.745.771

(1) Imputado a Gastos de Comercialización en el Anexo "H"

(2) Imputado $ 206.838 a Gastos de Administración en el Anexo "H"

Inicialado a efectos de su identificación con nuestro Informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia:11.674
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas

Anexo "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	105.104.073	98.918.974
Compras de gas para procesamiento	566.147	5.671.562
Compras de capacidad de transporte para clientes	65.698.325	59.612.668
Compras de capacidad de transporte para procesamiento	261.318	2.265.484
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	38.402.402	36.457.955
Por procesamiento de gas	889.644	5.144.306
Menos:		
Gas Natural (existencia al cierre del período)	-	(198.962)
COSTO DE VENTAS	211.167.567	207.953.320

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de septiembre de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.09.01 $	Monto en Moneda Local al 30.09.00 $
Activo Corriente					
Caja y Bancos	U$S	133.043	1,0000	133.043	107.765
Total del Activo Corriente		133.043	-	133.043	107.765
Total del Activo		133.043	-	133.043	107.765
Pasivo Corriente					
Proveedores	U$S	712.010	1,0000	712.010	233.259
Préstamos					
Banco Río de la Plata S.A.	U$S	14.018.027	1,0000	14.018.027	1.650.378
Banco Supervielle Societe Generale S.A.	U$S	3.027.616	1,0000	3.027.616	-
Bank of Tokio	U$S	5.046.473	1,0000	5.046.473	-
Banco ITAU Buen Ayre	U$S	5.000.000	1,0000	5.000.000	-
Obligaciones Negociables - Capital	U$S	79.443.000	1,0000	79.443.000	-
Obligaciones Negociables - Intereses	U$S	2.163.718	1,0000	2.163.718	2.163.718
Total del Pasivo Corriente		109.410.844	-	109.410.844	4.047.355
Pasivo no Corriente					
Préstamos					
Obligaciones Negociables - Capital	U$S	-	-	-	79.443.000
Total del Pasivo no Corriente		-	-	-	79.443.000
Total del Pasivo		109.410.844	-	109.410.844	83.490.355

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total Período al 30.09.01	Total Período al 30.09.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	443.068	7.597.076	155.811	4.900.324	3.453.127	-	16.106.338	16.028.755
Cargas Sociales	-	2.518.674	40.617	1.535.088	1.097.866	-	5.192.445	4.999.086
Honorarios de Directores y Síndicos	-	-	-	67.166	-	-	67.166	288.750
Honorarios por Servicios Profesionales	-	-	-	3.615.560	-	-	3.615.560	1.859.261
Honorarios por Asesoramiento Operador Técnico	-	4.158.093	-	-	-	-	4.158.093	3.952.797
Materiales Diversos	-	1.787.224	1.697	-	-	-	1.786.921	1.822.570
Servicios y Suministro de terceros	-	2.140.450	15.198	230.104	1.231.950	-	3.617.702	3.979.017
Gastos de Correos y Telecomunicaciones	-	421.138	10.498	646.373	124.048	-	1.202.057	1.206.044
Arrendamientos	-	282.893	2.327	172.418	83.327	-	540.985	634.017
Transportes y Fletes	-	46.911	1.729	28.592	13.818	-	91.050	151.187
Servidumbres	-	712.940	-	-	-	-	712.940	349.276
Materiales de Oficina	-	217.587	2.222	132.614	64.090	-	416.513	447.260
Viajes y Estadías	-	502.447	19.706	306.233	147.998	-	976.384	1.028.957
Primas de Seguros	-	187.974	7.633	115.029	55.592	-	366.228	268.945
Mantenimiento y Reparación de Bienes de Uso	-	1.670.185	5.753	195.997	94.723	-	1.966.658	827.487
Depreciación de Bienes de Uso	-	15.270.712	45	702.660	339.586	-	16.313.003	15.613.677
Amortizaciones de Activos Intangibles	-	-	-	548.015	-	-	548.015	406.202
Impuestos, Tasas y Contribuciones	-	625.155	230	2.672.541	179.424	-	3.477.350	2.424.340
Publicidad y Propaganda	-	-	-	-	284.761	-	284.761	348.547
Deudores Incobrables	-	-	-	-	949.158	-	949.158	1.407.683
Gastos y Comisiones bancarias	-	-	-	1.263.070	-	-	1.263.070	921.229
Intereses por Operaciones Financieras	1.545.673	-	-	-	-	5.550.932	5.550.932	4.052.350
Diferencias de Cambio	-	-	-	-	-	24.688	24.688	6.495
Intereses Otros	-	-	-	-	-	617.730	617.730	1.298.483
Gastos Diversos	-	262.943	3.688	428.474	77.452	-	770.555	794.124
Procesamiento de Líquidos	-	-	622.292	-	-	-	622.292	4.842.915
Totales al 30.09.01	1.988.741	38.402.402	889.644	17.558.260	8.196.920	6.193.350	71.240.576	-
Totales al 30.09.00	2.016.468	36.457.955	5.144.306	14.493.397	8.508.462	5.358.328	-	69.960.445

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizado el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a $ 292,5 millones, y fueron principalmente a Industrias (18 %), Residenciales (57 %), Comerciales (20 %), transporte a Industrias (3 %), otros (2 %), los que incluyen las ventas originadas por el procesamiento en la Planta General Cerri.

Las entregas de gas durante el período totalizaron 2.118,3 millones de metros cúbicos de gas vendido, equivalentes a un volumen promedio diario de despacho de 7,8 millones de metros cúbicos. Adicionalmente, se transportaron 325,7 millones de metros cúbicos de gas para Industrias y R.T.P. YPF, y 0,3 millones de metros cúbicos de transporte RTP Camuzzi Gas Pampeana. Se utilizó el 82 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 105,9 millones y $ 67,0 millones, espectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del período.

Durante el período se incorporaron 22.623 nuevos clientes, llegando al total de 913.203 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 2,5 %, neto de los cierres por falta de pago efectuados.

Se puso en marcha un programa de control exhaustivo de equipos de medición de clientes industriales, procediendo a la verificación de equipos de distintas características y principios de funcionamiento, lo que posibilitó la detección de algunas fallas constructivas y de montaje. Se espera que las correcciones a realizar permitirán disminuir el gas no contabilizado.

Se realizó la habilitación del sistema de Gasoductos del Noroeste de la provincia de Buenos Aires y las plantas de regulación de las localidades de Gral. Viamonte, Gral. Pinto, Lincoln y Vedia.

Se habilitó la planta de carga de GNC de la localidad de América, provincia de Buenos Aires.

Se instaló y habilitó una válvula de bloqueo sobre Gasoducto Pergamino - Rojas – Junín, que resultaba necesaria para posibilitar la provisión de gas con ingresos provenientes de TGS o TGN en forma indistinta.

Se dio inicio a las obras de Telemedición previstas en el Budget de la sociedad, destinadas al telecontrol de variables operativas tales como: caudal y presión en plantas de regulación de presión y la teleseñalización de datos relacionados con el correcto funcionamiento de válvulas de seccionamiento del gasoducto Tandil mar del Plata.

Continuando con el programa de intercambio entre Camuzzi Gas Pampeana y Camuzzi Gazometri, con la presencia del Ing. Giorgio Clhapoutakis, se culminaron los relevamientos que se vienen

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

realizando para definir un marco de aplicación de las Celdas IR Free, como parte del programa de investigación conjunta en temas de protección catódica de cañerías de acero.

Se realizaron los cursos de protección catódica para los técnicos de las Unidades Operativas. Los temas tratados fueron: Medio Ambiente Natural, Corrosión inducida microbiológicamente y corrosión metálica.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Se realizaron las auditorías de seguridad en las unidades operativas Chivilcoy y Pehuajó.

Se desarrolla de acuerdo a cronograma previsto la implementación de normas ISO 14000.

De acuerdo con la programación se realizó la capacitación de inspectores de estaciones de GNC.

Se realizó la revisión de los procedimientos de inspección de estaciones de GNC, Medición de ruidos en Plantas Reguladoras y Control de Olor en Plantas de Odorización.

Durante este período se recibió la auditoría en temas de Seguridad y Medio Ambiente de los especialistas de Sempra Energy International.

El proceso recesivo en el cual se encuentra la economía se está viendo agravado por las fuertes caídas de los activos argentinos en los mercados internacionales. En el plano local, la desconfianza sobre las posibilidades del retorno a un sendero de crecimiento sostenible y la fragilidad que presenta la situación fiscal se tradujo una fuerte caída de depósitos en el sistema financiero. Ante esta situación, el Gobierno adoptó como política fiscal la regla de llamado "déficit cero": la misma implica que los gastos presupuestados sólo serán ejecutados en la medida en que los ingresos tributarios aseguren un saldo de caja equilibrado. Esta medida se vió apoyada por un nuevo préstamo del FMI por U$S 5.000 millones, más el compromiso de otros U$S 3.000 millones para operaciones de manejo de pasivos. De esta manera, se revirtió la caída en el nivel de los depósitos, aunque se espera que los efectos del alza de la tasa de interés y la notoria disminución del crédito se traduzcan en una variación negativa del PBI para fin de año.

La Bolsa (medida a través del Indice Merval) acumula al fin de septiembre una caída del 55% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles superiores al 15%.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones

El monto operado en colocaciones financieras durante el período de nueve meses fue de Pesos 1.113,8 millones, con un plazo promedio de 1,9 días y una tasa promedio de 12,91%.

El total de tomas acumuladas durante el mismo período fue de Pesos 986,8 millones, con un plazo promedio de 3,8 días y a una tasa promedio de 11,96%.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 17,1 millones durante el período.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

ESTRUCTURA PATRIMONIAL CONSOLIDADA COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Activo corriente	121.102.853	113.808.052	106.036.543	101.127.877	118.162.440
Activo no corriente	562.869.622	534.736.054	522.860.953	529.190.789	530.614.736
Total	683.972.475	648.544.106	628.897.496	630.318.666	648.777.176
Pasivo corriente	200.796.335	94.899.537	83.900.006	82.146.013	88.536.047
Pasivo no corriente	19.739.958	90.163.648	90.943.214	92.344.126	96.547.409
Subtotal	220.536.293	185.063.185	174.843.220	174.490.139	185.083.456
Participación de terceros en Sociedades Controladas	4	3	-	-	-
Patrimonio neto	463.436.178	463.480.918	454.054.276	455.828.527	463.693.720
Total	683.972.475	648.544.106	628.897.496	630.318.666	648.777.176

ESTRUCTURA DE RESULTADOS CONSOLIDADA COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Resultado operativo ordinario	48.097.536	51.493.712	49.985.663	44.406.903	43.380.401
Otros ingresos y egresos	709.937	(483.319)	(199.995)	(1.733.333)	(508.427)
Resultados financieros netos	(1.984.699)	(1.588.355)	(2.395.752)	(4.653.769)	(2.049.149)
Impuesto a las Ganancias	(16.913.660)	(18.913.917)	(18.050.252)	(17.410.331)	(14.190.281)
Participación de terceros en Sociedades Controladas	-	2	-	-	-
Resultado Ordinario	29.909.114	30.508.123	29.339.664	20.609.470	26.632.544
Resultados Extraordinarios	-	(297.771)	(427.731)	(153.060)	-
Resultado Neto	29.909.114	30.210.352	28.911.933	20.456.410	26.632.544

INDICES	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Liquidez	0,60	1,20	1,26	1,23	1,33
Endeudamiento	0,48	0,40	0,39	0,38	0,40

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS	30.09.01 (miles de m^3)	30.09.00 (miles de m^3)	30.09.99 (miles de m^3)	30.09.98 (miles de m^3)	30.09.97 (miles de m^3)
Volumen de gas natural disponible para la venta (1)	2.111.225	2.082.570	2.484.334	2.457.608	2.595.222
Volumen de ventas gas natural (1)	2.618.487	2.053.528	2.447.863	2.414.100	2.527.617
Gas entregado en Planta Cerri para su tratamiento y venta	320	123.682	156.975	127.398	94.166

(1) No incluye volumen de transporte a industrias y RTP.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 4 % con respecto al mismo período del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	23.839.169
Hasta 6 meses	3.794.385
Hasta 9 meses	380.813
Hasta 1 año	636.714
Hasta 2 años	1.115.795
Más de 2 años	5.012.273
	34.779.149

Deudas
De Plazo Vencido: $ 1.173.470

b) Créditos:
Sin plazo establecido a la vista: $ 32.190.108

Deudas:
Sin plazo establecido a la vista: $ 31.271.068

c) Créditos:

A vencer	$
Hasta 3 meses	61.071.263
Hasta 6 meses	969.371
Hasta 9 meses	913.093
Hasta 1 año	1.010.310
Más de 1 año	15.959.787
	79.923.824

d) Deudas:

A vencer	$
Hasta 3 meses	167.960.223
Hasta 6 meses	4.266.674
Hasta 9 meses	9.828.995
Hasta 1 año	5.004.658
Hasta 2 años	-
	187.060.550

4- Créditos:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan intereses $	No devengan intereses $
Cred. Ctes.	65.306.115	37.592.000	-	-	-
Cred. no Ctes.	2.946.198	41.048.768	-	-	-
Total	68.252.313	78.640.768	-	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan Intereses $	No devengan intereses $
Pas. Ctes.	88.373.109	4.507	2.967.844	106.443.000	1.976.670
Pas. no Ctes.	932.766	8.602.711	-	-	10.204.481
Total	89.305.875	8.607.218	2.967.844	106.443.000	12.181.151

5- Ver Nota 3 a los Estados Contables.

6- No existen.

7- Al cierre del período, la Sociedad no posee bienes de cambio en existencia.

8- El criterio de valuación utilizado se encuentra explicado en nota 3 a los Estados Contables.

9- No existen.

10- No existen.

11- No existen.

12- Ver Notas 3.e., 3.g. y 3.h a los Estados Contables.

13-

Rubro	Valor Asegurado $	Riesgo Asegurado	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles	25.521.669	Todo riesgo	16.002.188
Subtotal	25.521.669		16.002.188
Instalaciones	197.000	Todo riesgo	6.327.342
Estaciones reductoras	24.978.365	Todo riesgo	12.769.340
Equipos para proceso	3.957.000	Todo riesgo	1.394.951
Equipos de computación y comunicación	2.500.000	Todo riesgo	3.796.331
Rodados	335.100	Robo, incendio y destrucción	2.510.071
Total Asegurado	*57.489.134*		*42.800.223*

14- No existen.

15- Ver Nota 17 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 31 de octubre de 2001.

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS PAMPEANA S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 21 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I;

c) la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires.

   En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora



Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas Pampeana S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas Pampeana S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. <u>ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA</u>

Hemos examinado el balance trimestral de Camuzzi Gas Pampeana S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 21 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 4 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. <u>ALCANCE DEL TRABAJO</u>

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a

personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 8 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 333.281.049.

4.3. Al 30 de septiembre de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 399.628, no siendo exigibles a dicha fecha.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

ACTA N° 163: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 11,30 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS PAMPEANA S.A. que firman al pie, señores Directores Michael Morgan, Martín Juan Blaquier, Vicente Serra, José Luis Bianco, Santiago Albarracín y Gianni Fanin, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: **1) Consideración de los Estados Contables al 30 de septiembre de 2001:** El señor Presidente informa que, como es de conocimiento de los presentes, se deben considerar los estados contables trimestrales al 30 de septiembre de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, el Directorio resolvió por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Origen y Aplicación de Fondos, Notas a los Estados Contables, Anexos a los Estados Contables, al 30 de septiembre de 2001, la Reseña Informativa y la información suministrada en cumplimiento del art. 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. No habiendo más asuntos que tratar, se levantó la sesión siendo las 12 horas.

Morgan Blaquier Serra

Bianco Albarracín Fanin

ACTA N° 66: En la cuidad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 8,30 horas, se reúnen los miembros de la Comisión Fiscalizadora de CAMUZZI GAS PAMPEANA S.A., señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Alfonso de Laferrere, quien manifiesta que el Directorio ha sometido para su consideración el Balance al 30 de septiembre de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones, se redacta el siguiente informe: "INFORME DE LA COMISION FISCALIZADORA. Señores Accionistas de CAMUZZI GAS PAMPEANA S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarlas sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. I) DOCUMENTOS EXAMINADOS. a) Balance al 30 de septiembre de 2001. b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001. c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001. d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001. e) Notas 1 a 21 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001. f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires. II) ALCANCE DEL EXAMEN. Nuestro trabajo fué realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias

expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. En relación con la Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente. III) MANIFESTACION DE LA COMISION FISCALIZADORA: En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables; b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y c) La Información adicional

a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001. Alfonso de Laferrere. Por Comisión Fiscalizadora." No habiendo más asuntos que tratar, se levantó la reunión siendo las 8,45 horas.

Laferrere Filippo Luppi

56

RECYCLED



0 2 3 0 7 0

Buenos Aires, 02 de noviembre de 2001

Señores
Comisión Nacional
de Valores
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de nueve meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 60 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia suscripta en original del acta de Directorio n° 158 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS
PERIODOS DE NUEVE MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



CAMUZZI GAS DEL SUR S.A.



Camuzzi Gas del Sur S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos (Nota 2)	
Denominación: Camuzzi Gas del Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° Piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 10 de mayo de 1995
No. de inscripción en la Inspección General de Justicia: 11.676	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Sur S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 90%

COMPOSICION DEL CAPITAL (Nota 8)				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
88.753.306	Ordinarias Escriturales Clase A	1	88.753.306	88.753.306
67.870.175	Ordinarias Escriturales Clase B	1	67.870.175	67.870.175
17.402.609	Ordinarias Escriturales Clase C	1	17.402.609	17.402.609
174.026.090			174.026.090	174.026.090

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de septiembre de 2001
(Notas 1 y 2)

	30.09.01 $
ACTIVO	
ACTIVO CORRIENTE	
Caja y Bancos (Nota 3.a)	950.556
Inversiones	416.755
Créditos por Ventas (Nota 3.b)	135.063.219
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	18.314
Otros Créditos (Nota 3.c)	8.109.292
Bienes de Cambio	708.791
Total del activo corriente	145.266.927
ACTIVO NO CORRIENTE	
Créditos por Ventas (Nota 3.b)	13.335.018
Otros Créditos (Nota 3.c)	2.558.648
Bienes de Uso (Anexo "A")	270.865.605
Activos Intangibles	976.935
Total del activo no corriente	287.736.206
TOTAL DEL ACTIVO	433.003.133

	30.09.01 $
PASIVO	
PASIVO CORRIENTE	
Proveedores (Nota 3.d)	56.624.835
Préstamos (Nota 3.e)	102.756.879
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	4.911.617
Remuneraciones y Cargas Sociales (Nota 3.f)	2.036.380
Deudas Fiscales (Nota 3.g)	3.456.207
Otros Pasivos (Nota 3.h)	3.390.528
Previsiones	7.692.076
Total del pasivo corriente	180.868.522
PASIVO NO CORRIENTE	
Proveedores (Nota 3.d)	1.853.361
Otros Pasivos (Nota 3.h)	12.447.823
Total del pasivo no corriente	14.301.184
TOTAL DEL PASIVO	195.169.706
Participación de Terceros en Sociedades Controladas	-
PATRIMONIO NETO	237.833.427
TOTAL DEL PASIVO Y PATRIMONIO NETO	433.003.133

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
(Notas 1 y 2)

	30.09.01 $
Ventas Netas (Nota 3.l)	191.538.687
Costo de Ventas (Anexo "F")	(135.354.072)
Ganancia Bruta	56.184.615
Gastos de Comercialización	(5.023.405)
Gastos de Administración	(11.120.252)
Ganancia Operativa	40.040.958
Otros Ingresos y Egresos - Ganancia (Nota 3.k)	795.574
Resultados Financieros y por Tenencia (Nota 3.j)	
Generados por Activos	2.233.215
Generados por Pasivos	(7.901.233)
Impuesto a las Ganancias	(10.346.269)
Participación de Terceros en Sociedades Controladas	-
Ganancia Ordinaria	24.822.245
Resultados Extraordinarios (Pérdida) (Nota 3.l)	(11.430.000)
Ganancia del Período	13.392.245

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

HARTENECK, LOPEZ Y CIA.

(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Alfonso de Laferrere
por Comisión Fiscalizadora

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $
Fondos al inicio del ejercicio	3.901.834
Disminución de los fondos	(2.537.377)
Fondos al cierre del período	1.364.457
Aplicaciones de fondos	
Ganancia ordinaria del período	24.822.245
Más: partidas que no representan erogación de fondos	
-Depreciación de Bienes de Uso	8.110.169
-Amortización de Activos Intangibles	294.192
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	1.171.126
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	760.832
-Compras Devengadas y no Pagadas	50.012.101
-Provisión Impuesto a los Ingresos Brutos	1.958.586
-Provisión Impuesto al Costo del Endeudamiento Empresario	137.279
-Aumento Previsión para Juicios	770.531
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	2.461.919
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000
-Contrato de Asistencia Técnica	1.878.210
-Intereses Devengados a Pagar	1.680.264
-Provisión Impuesto a las Ganancias	10.346.269
-Aumento Previsión para Deudores Incobrables	397.908
	80.029.386
Menos: partidas que no representan orígenes de fondos	
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(37.145)
-Ventas Devengadas y no Cobradas	(125.430.230)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(18.314)
-Aumento de Inversiones permanentes	(12.000)
	(125.497.689)
Fondos (Aplicados) en las Operaciones Ordinarias	(20.646.058)
(Pérdida) Extraordinaria del período	(11.430.000)
Más: partidas que no representan erogación de fondos	
-Moratoria Ingresos Brutos, Provincias Patagónicas	1.461.600
Fondos (Aplicados) en las Operaciones Extraordinarias	(9.968.400)
Fondos (Aplicados) en las Operaciones - (Transporte)	(30.614.458)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.09.01 $
Transporte	(30.614.458)
Otras Aplicaciones de fondos	
-Distribución de Dividendos	(26.016.689)
-Aumento de Bienes de Cambio	(186.446)
-Disminución de Deudas Fiscales	(22.087.990)
-Disminución de Deudas Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	(1.458.780)
-Disminución de Proveedores	(17.579.085)
-Disminución de Remuneraciones y Cargas Sociales	(550.768)
-Adquisición de Bienes de Uso	(12.321.625)
-Altas de Activos Intangibles	(225.948)
-Disminución de Otros Pasivos	(1.882.710)
Total Otras Aplicaciones de fondos	(82.310.041)
Total Aplicaciones de fondos	(112.924.499)
Orígenes de fondos	
-Disminución de Créditos Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	647.161
-Integración de Capital	3.000
-Disminución de Otros Créditos	11.819.310
-Aumento de Deudas Bancarias	28.481.167
-Aumento de Previsiones	2.896.725
-Variación de Créditos por Ventas	66.539.759
Total Orígenes de fondos	110.387.122
Disminución de los fondos	(2.537.377)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
Alberto Bonchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001

NOTA 1: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001, los Estados de Resultados y de Origen y Aplicación de Fondos por el período finalizado en dicha fecha, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad controlada CS Sur S.A. al 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. Los Estados Contables Consolidados al 30 de septiembre de 2001 no se presentan en forma comparativa con los Estados Contables al 30 de septiembre de 2000 de acuerdo con lo requerido por las normas de la Comisión Nacional de Valores debido a que la Sociedad controlada CS Sur S.A. fue constituida el 27 de junio de 2001.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas del Sur S.A. para la elaboración de sus Estados Contables.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $
Fondo Fijo	58.100
Bancos	892.456
Total Caja y Bancos	950.556

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01355

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables (Continuación)

NOTA 3: (continuación)

	30.09.01 $
b) Créditos por Ventas	
- Corrientes:	
Deudores por Ventas	28.611.140
Subsidios a Cobrar	86.003.124
Consumos de Gas no Facturados	25.226.140
Créditos a Recuperar de Usuarios - Producer Price Index	1.917.111
Subtotal	141.757.515
Menos: Previsión para Deudores Incobrables	(6.694.296)
Total	135.063.219
- No Corrientes:	
Deudores por Ventas	238.144
Subsidios a cobrar	1.667.752
Créditos a Recuperar de Usuarios - Producer Price Index	13.042.194
Subtotal	14.948.090
Menos: Previsión para Deudores Incobrables	(1.613.072)
Total	13.335.018
Total Créditos por Ventas	148.398.237
c) Otros Créditos	
- Corrientes:	
Créditos Fiscales	7.417.666
Créditos a Recuperar de Usuarios - Plantas de GLP	149.921
Depósitos en Garantía	93.998
Créditos a Recuperar art. 41 Ley 24.076	26.432
Gastos Pagados por Adelantado	201.665
Diversos	219.610
Total	8.109.292
- No Corrientes:	
Depósitos judiciales	940.643
Créditos a Recuperar de Usuarios - Plantas de GLP	348.092
Créditos a Recuperar art. 41 Ley 24.076	866.635
Gastos pagados por adelantado	149.680
Diversos	253.598
Total	2.558.648
Total Otros Créditos	10.667.940

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables (Continuación)

NOTA 3: (continuación)

d) Proveedores	30.09.01 $
- Corrientes:	
Proveedores	38.907.421
Provisión por Facturas a Recibir	17.414.301
Deudas a Pagar - Producer Price Index	303.113
Total	56.624.835
- No Corrientes:	
Deudas a Pagar - Producer Price Index	1.853.361
Total	1.853.361
Total Proveedores	58.478.196
e) Préstamos	
Obligaciones Negociables	50.557.000
Deudas Bancarias	50.000.000
Cartas de Crédito	519.615
Intereses Devengados	1.680.264
Total Préstamos	102.756.879
f) Remuneraciones y Cargas Sociales	
Cargas Sociales a Pagar	182.494
Provisión Vacaciones	1.049.449
Provisión Sueldo Anual Complementario	247.890
Provisión Gratificaciones	473.250
Otros	83.297
Total Remuneraciones y Cargas Sociales	2.036.380
g) Deudas Fiscales	
Impuesto al Valor Agregado	1.358.998
Impuesto sobre los Ingresos Brutos	1.895.044
Tasas Municipales	4.012
Impuesto al Costo del Endeudamiento Empresario	137.279
Otros	60.874
Total Deudas Fiscales	3.456.207

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables (Continuación)

NOTA 3: (continuación)

	30.09.01 $
h) Otros Pasivos	
- Corrientes:	
Bonificaciones a Otorgar	1.980.865
Consumidores por Depósitos en Garantía	155.888
Reintegros a trasladar por cargos adicionales de transporte	642.578
Otras Cuentas por Pagar	611.197
Total	3.390.528
- No Corrientes:	
Bonificaciones a Otorgar	12.446.823
Otras Cuentas por Pagar	1.000
Total	12.447.823
Total Otros Pasivos	15.838.351

Estado de Resultados

i) Ventas Netas	
Ventas de Gas	194.754.115
Ventas de Otros Conceptos	1.725.386
Impuestos Directos sobre Ventas	(4.940.814)
Total Ventas Netas	191.538.687
j) Resultados Financieros y por Tenencia Generados por Activos	
Intereses	2.017.580
Renta de Títulos y Acciones	160.329
Diversos	55.306
Total Resultados Financieros y por Tenencia	2.233.215
k) Otros Ingresos y Egresos	
Otros Ingresos	
Alquileres	686.931
Diversos	355.765
Total – Transporte	1.042.696

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

	30.09.01 $
Transporte	1.042.696
Otros Egresos	
Multas y penalizaciones	(63.713)
Diversos	(183.409)
Total	(247.122)
Total Otros Ingresos y Egresos - Ganancia	795.574

l) Resultados Extraordinarios

Moratoria Ingresos Brutos Provincias Patagónicas	(17.910.000)
Impuesto a las Ganancias	6.480.000
Total (Pérdida)	(11.430.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio	Altas	Transferencias	Bajas	Valor al cierre del período	Depreciaciones: Acumuladas al comienzo del ejercicio	Depreciaciones: Del período: Monto	Depreciaciones: Del período: Transferencias	Depreciaciones: Del período: Bajas	Depreciaciones: Acumuladas al cierre del período	Neto Resultante al 30.09.01
	$	$	$	$	$	$	$	$	$	$	$
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577
Inmuebles en Propiedad Horizontal	4.170.600	-	-	-	4.170.600	210.007	63.865	-	-	273.872	3.896.728
Edificios	6.779.341	910	1.599.615	-	8.379.866	2.172.948	190.623	-	-	2.363.571	6.016.295
Instalaciones	8.750.980	18.889	-	-	8.769.869	1.980.116	234.370	-	-	2.214.486	6.555.383
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	1.368.397	-	-	24.971.057	53.477.515
Ramales Principales y Secundarios	35.523.388	-	-	-	35.523.388	6.947.561	690.800	-	-	7.638.361	27.885.027
Redes de Distribución	140.653.276	3.182.247	(362.962)	-	143.472.561	28.923.176	3.228.141	-	-	32.151.317	111.321.244
Maquinarias y Equipos	2.594.700	224.050	-	-	2.818.750	733.163	88.970	-	-	822.133	1.996.617
Estaciones Reductoras	12.378.879	-	99.098	-	12.477.977	1.631.480	286.171	-	-	1.917.651	10.560.326
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	190.245	(1.245.435)	-	1.365.188	4.712.533
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	117.163	1.245.435	-	1.362.598	1.768.168
Rodados	4.269.076	44.638	17.156	(35.959)	4.294.911	3.129.325	204.720	-	(35.959)	3.298.086	996.825
Muebles y Útiles	994.277	68.552	-	-	1.062.829	348.183	48.918	-	-	397.101	665.728
Medidores para Gas	22.887.511	1.362	726.761	(538.203)	23.077.431	7.225.674	823.385	-	(239.865)	7.809.194	15.268.237
Cilindros para Gas	475.214	-	-	-	475.214	159.063	25.784	-	-	184.847	290.367
Obras en Curso	11.235.370	8.555.945	(1.541.526)	-	18.249.789	-	-	-	-	-	18.249.789
Equipos de Computación	1.745.185	135.232	-	-	1.880.417	1.180.069	193.381	-	-	1.373.450	506.967
Equipos de Comunicación	4.378.666	33.572	599.819	-	5.012.057	2.305.091	355.236	-	-	2.660.327	2.351.730
Materiales en Almacenes	1.560.429	1.546.061	(713.181)	(872.788)	1.520.521	-	-	-	-	-	1.520.521
Anticipos a Proveedores	1.241.070	310.738	(424.780)	-	1.127.028	-	-	-	-	-	1.127.028
TOTAL AL 30.09.01	348.993.598	14.122.196	-	(1.446.950)	361.668.844	82.966.894	8.110.169	-	(275.824)	90.803.239	270.865.605

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
Costo de Ventas Consolidado

ANEXO "F"

	30.09.01 $
Existencia al inicio del ejercicio	
Gas Natural	522.345
Más:	
Compras	
Compras de gas para clientes	95.786.054
Compras de gas para procesamiento	1.094.000
Compras de capacidad de transporte para clientes	15.377.872
Compras de capacidad de transporte para procesamiento	45.841
Gastos	
Por ventas de gas a clientes	20.894.806
Por procesamiento de gas	2.341.945
Menos:	
Gas Natural (Existencia al cierre del período)	(708.791)
COSTO DE VENTAS	135.354.072

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	947.556	4.195.546
Inversiones (Anexo "D")	416.755	8.429
Créditos por Ventas (Nota 4.b)	135.063.219	106.244.028
Créditos Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	18.314	2.103.706
Otros Créditos (Nota 4.c)	8.100.292	5.653.014
Bienes de Cambio (Anexo "F")	708.791	652.826
Total del activo corriente	145.254.927	118.857.549
ACTIVO NO CORRIENTE		
Inversiones (Nota 17 y Anexo "C")	12.000	-
Créditos por Ventas (Nota 4.b)	13.335.018	735.140
Otros Créditos (Nota 4.c)	2.558.648	7.589.084
Bienes de Uso (Anexo "A")	270.865.605	265.777.587
Activos Intangibles (Anexo "B")	976.935	584.994
Total del activo no corriente	287.748.206	274.686.805
TOTAL DEL ACTIVO	433.003.133	393.544.354

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.d)	56.624.835	29.150.344
Préstamos (Notas 4.e y 12)	102.756.879	29.097.142
Deudas Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	4.911.617	4.654.178
Remuneraciones y Cargas Sociales (Nota 4.f)	2.036.380	1.935.664
Deudas Fiscales (Nota 4.g)	3.456.207	10.023.962
Otros Pasivos (Nota 4.h)	3.390.528	4.247.834
Previsiones (Anexo "E")	7.692.076	4.226.491
Total del pasivo corriente	180.868.522	83.335.615
PASIVO NO CORRIENTE		
Proveedores (Nota 4.d)	1.853.361	-
Préstamos (Notas 4.e y 12)	-	50.557.000
Otros Pasivos (Nota 4.h)	12.447.823	16.002.177
Total del pasivo no corriente	14.301.184	66.559.177
TOTAL DEL PASIVO	195.169.706	149.894.792
PATRIMONIO NETO (Según estado respectivo)	237.833.427	243.649.562
TOTAL DEL PASIVO Y PATRIMONIO NETO	433.003.133	393.544.354

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y Cía.
(Socio)
Alberto Bdruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Alfonso de Laferrere
Por Comisión Fiscalizadora

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Estado de Resultados

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 4.l)	191.538.687	185.336.471
Costo de Ventas (Anexo "F")	(135.354.072)	(131.140.404)
Ganancia Bruta	56.184.615	54.196.067
Gastos de Comercialización (Anexo "H")	(5.023.405)	(5.262.361)
Gastos de Administración (Anexo "H")	(11.120.252)	(8.762.726)
Ganancia Operativa	40.040.958	40.170.980
Otros Ingresos y Egresos (Nota 4.k)	795.574	632.114
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.j)	2.233.215	1.398.054
Generados por Pasivos (Anexo "H")	(7.901.233)	(3.584.195)
Impuesto a las Ganancias	(10.346.269)	(11.286.527)
Ganancia Ordinaria	24.822.245	27.330.426
Resultados Extraordinarios (Pérdida) (Nota 4.l y 14.b)	(11.430.000)	-
Ganancia del Período	13.392.245	27.330.426

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y Cía.

(Socio)

Alfonso de Laferrere
Por Comisión Fiscalizadora

Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 8)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	24.723.618	239.806.673
* Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.236.181	-	(1.236.181)	-
-Dividendos en efectivo	-	-	-	-	-	(23.487.437)	(23.487.437)
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	27.330.426	27.330.426
Saldos al 30.09.00	174.026.090	19.204.446	193.230.536	9.542.455	13.546.145	27.330.426	243.849.562
* Afectación de Reserva Facultativa (Nota 13)	-	-	-	-	3.554.354	-	3.554.354
* Resultado del período complementario de tres meses - Ganancia	-	-	-	-	-	3.253.955	3.253.955
Saldos al 01.01.01	174.026.090	19.204.446	193.230.536	9.542.455	17.100.499	30.584.381	250.457.871
* Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.529.219	-	(1.529.219)	-
-Dividendos en efectivo	-	-	-	-	-	(26.016.689)	(26.016.689)
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	13.392.245	13.392.245
Saldos al 30.09.01	174.026.090	19.204.446	193.230.536	11.071.674	17.100.499	16.430.718	237.833.427

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	3.901.834	4.418.166
Disminución de los fondos	(2.540.377)	(222.620)
Fondos al cierre del período	1.361.457	4.195.546
Aplicaciones de fondos		
Ganancia ordinaria del período	24.822.245	27.330.426
Más: partidas que no representan erogación de fondos		
-Disminución de Bienes de Cambio	-	385.258
-Depreciación de Bienes de Uso	8.110.169	7.806.951
-Amortización de Activos Intangibles	294.192	216.533
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	1.171.126	1.031.209
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	760.832	1.553.862
-Compras Devengadas y no Pagadas	50.000.101	26.136.492
-Compras Devengadas y no Pagadas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	757.032
-Provisión Impuesto a los Ingresos Brutos	1.958.586	1.839.248
-Provisión Impuesto al Costo del Endeudamiento Empresario	137.279	236.629
-Aumento Previsión para Juicios	770.531	310.608
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	2.461.919	342.112
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Contrato de Asistencia Técnica	1.878.210	3.156.666
-Intereses Devengados a Pagar	1.680.264	1.577.527
-Provisión Impuesto a las Ganancias	10.346.269	11.286.527
-Aumento Previsión para Deudores Incobrables	397.908	772.163
	80.017.386	57.458.817
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(37.145)	(5.047)
-Ventas Devengadas y no Cobradas	(125.430.230)	(95.747.289)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(18.314)	(1.827.340)
	(125.485.689)	(97.579.676)
Fondos (Aplicados) en las Operaciones Ordinarias	(20.646.058)	(12.790.433)
(Pérdida) Extraordinaria del período	(11.430.000)	-
Más: partidas que no representan erogación de fondos		
-Moratoria Ingresos Brutos, Provincias Patagónicas	1.461.600	-
Fondos (Aplicados) en las Operaciones Extraordinarias	(9.968.400)	-
Fondos (Aplicados) en las Operaciones - (Transporte)	(30.614.458)	(12.790.433)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrera
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01	30.09.00
	$	$
Transporte	(30.614.458)	(12.790.433)
Otras Aplicaciones de fondos		
-Distribución de Dividendos	(26.016.689)	(23.487.437)
-Aumento de Bienes de Cambio	(186.446)	-
-Aumento de Otros Créditos	-	(5.752.430)
-Disminución de Deudas Fiscales	(22.087.990)	(14.273.538)
-Disminución de Previsiones	-	(27.698)
-Disminución de Deudas Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	(1.458.780)	(1.372.166)
-Disminución de Proveedores	(17.579.085)	(17.365.257)
-Disminución de Remuneraciones y Cargas Sociales	(550.768)	(1.416.666)
-Adquisición de Bienes de Uso	(12.321.625)	(12.779.944)
-Altas de Activos Intangibles	(225.948)	(14.727)
-Disminución de Otros Pasivos	(1.882.710)	(1.165.175)
Total Otras Aplicaciones de fondos	(82.310.041)	(77.655.038)
Total Aplicaciones de fondos	(112.924.499)	(90.445.471)
Orígenes de fondos		
-Disminución de Créditos Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	647.161	2.911.601
-Disminución de Otros Créditos	11.819.310	-
-Aumento de Deudas Bancarias	28.481.167	15.020.532
-Recupero de Previsiones	2.896.725	-
-Variación de Créditos por Ventas	66.539.759	72.290.718
Total Orígenes de fondos	110.384.122	90.222.851
Disminución de los fondos	(2.540.377)	(222.620)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 Alfonso de Laferrere por Comisión Fiscalizadora	Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001 HARTENECK, LOPEZ Y Cía. Reg. de Asoc. de Prof. Universitarios C.P.C.E. Cap. Fed. To. 1 Fo. 77	Michael Morgan Presidente

NOTA 2: (continuación)

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada CS Sur S.A., de la cual se posee el 100% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 17).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: CS Sur S.A.
Fecha de cierre de ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de septiembre de 2001
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas del Sur S.A.: 100%
Patrimonio Neto al 30.09.01 de CS Sur S.A.: $ 12.000

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

d) Créditos a Recuperar de los Usuarios

La Provincia de Chubut y la Sociedad han suscripto un Convenio, con el objeto de desarrollar el incremento en la prestación del servicio a los pobladores consumidores de gas propano distribuido por redes, y al menor costo del mismo.

La Sociedad se comprometió llevar adelante la ejecución y puesta en funcionamiento de cinco plantas de gas licuado propano en cinco localidades de dicha Provincia, realizando las obras de las cuales tendrá a su cargo la ingeniería, la inspección técnica de las mismas, y las obras civiles.

Con el fin de recuperar el financiamiento de la inversión realizada, la Provincia acordó abonar treinta cuotas mensuales iguales y consecutivas, y se establecieron tarifas y cargos de infraestructura para las correspondientes localidades.

Los Créditos a Recuperar Plantas de GLP se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

e) Bienes de Cambio

Se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o, el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporaciones a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta sobre la base de la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentran en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de septiembre de 2001 y 2000 a $ 1.148.298 y $ 1.150.189 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

g) Activos Intangibles

Corresponden a la adquisición de software de computación y a los gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del período al que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

h) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del Indice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período que corresponden.

i) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

j) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles), que se determinaron en función de los valores de dichos activos.

k) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de Gas no Facturados".

l) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D - Método Indirecto de la Resolución Técnica N° 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos e Inversiones de rápida realización.

m) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $	30.09.00 $
Fondo Fijo	55.100	84.632
Bancos (Anexo "G")	892.456	4.110.914
Total Caja y Bancos	947.556	4.195.546

b) Créditos por Ventas	30.09.01 $	30.09.00 $
- Corrientes:		
Deudores por Ventas	28.611.140	27.564.046
Subsidios a Cobrar	86.003.124	54.436.614
Consumos de Gas no Facturados	25.226.140	26.982.451
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 16)	1.917.111	3.529.802
Subtotal	141.757.515	112.512.913
Menos: Previsión para Deudores Incobrables (Anexo "E")	(6.694.296)	(6.268.885)
Total	135.063.219	106.244.028
- No Corrientes:		
Deudores por Ventas	238.144	-
Subsidios a cobrar	1.667.752	1.954.721
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 16)	13.042.194	-
Subtotal	14.948.090	1.954.721
Menos: Previsión para Deudores Incobrables (Anexo "E")	(1.613.072)	(1.219.581)
Total	13.335.018	735.140
Total Créditos por Ventas	148.398.237	106.979.168

c) Otros Créditos	30.09.01 $	30.09.00 $
- Corrientes:		
Créditos Fiscales	7.417.666	4.903.745
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	149.921	244.969
Depósitos en Garantía	93.998	86.418
Créditos a Recuperar art. 41 Ley 24.076 (Nota 14.b.)	26.432	21.662
Gastos Pagados por Adelantado	201.665	206.686
Diversos	210.610	189.534
Total – Transporte	8.100.292	5.653.014

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.09.01 $	30.09.00 $
Transporte	8.100.292	5.653.014
- No Corrientes:		
Depósitos judiciales (Nota 10.b.)	940.643	6.122.053
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	348.092	493.001
Créditos a Recuperar art. 41 Ley 24.076 (Nota 14.b.)	866.635	882.603
Gastos pagados por adelantado	149.680	75.973
Diversos	253.598	15.454
Total	2.558.648	7.589.084
Total Otros Créditos	10.658.940	13.242.098
d) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	38.907.421	3.500.460
Provisión por Facturas a Recibir	17.414.301	25.107.587
Deudas a Pagar - Producer Price Index (Nota 16)	303.113	542.297
Total	56.624.835	29.150.344
- No Corrientes:		
Deudas a Pagar - Producer Price Index (Nota 16)	1.853.361	-
Total	1.853.361	-
Total Proveedores	58.478.196	29.150.344
e) Préstamos		
- Corrientes:		
Obligaciones Negociables (Anexo "G")	50.557.000	-
Deudas Bancarias (Anexo "G")	50.000.000	27.000.000
Cartas de Crédito (Anexo "G")	519.615	519.615
Intereses Devengados (Anexo "G")	1.680.264	1.577.527
Total	102.756.879	29.097.142
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	50.557.000
Total	-	50.557.000
Total Préstamos	102.756.879	79.654.142
f) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	182.494	61.579
Provisión Vacaciones	1.049.449	1.072.611
Provisión Sueldo Anual Complementario	247.890	232.390
Provisión Gratificaciones	473.250	506.049
Otros	83.297	63.035
Total Remuneraciones y Cargas Sociales	2.036.380	1.935.664

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.09.01 $	30.09.00 $
g) Deudas Fiscales		
Impuesto al Valor Agregado	1.358.998	2.336.714
Impuesto sobre los Ingresos Brutos	1.895.044	1.838.555
Impuesto a las Ganancias	-	5.544.705
Tasas Municipales	4.012	9.010
Impuesto al Costo del Endeudamiento Empresario	137.279	236.629
Moratoria Impositiva	-	2.066
Otros	60.874	56.283
Total Deudas Fiscales	3.456.207	10.023.962
h) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 13)	1.980.865	1.793.036
Consumidores por Depósitos en Garantía	155.888	152.723
Reintegros a trasladar por cargos adicionales de transporte	642.578	646.807
Otras Cuentas por Pagar	611.197	1.655.268
Total	3.390.528	4.247.834
- No Corrientes:		
Bonificaciones a Otorgar (Nota 13)	12.446.823	16.001.177
Otras Cuentas por Pagar	1.000	1.000
Total	12.447.823	16.002.177
Total Otros Pasivos	15.838.351	20.250.011

Estado de Resultados

	30.09.01	30.09.00
i) Ventas Netas		
Ventas de Gas	194.754.115	186.918.633
Ventas de Otros Conceptos	1.725.386	1.641.932
Impuestos Directos sobre Ventas	(4.940.814)	(3.224.094)
Total Ventas Netas	191.538.687	185.336.471
j) Resultados Financieros y por Tenencia Generados por Activos		
Intereses	2.017.580	1.363.987
Renta de Títulos y Acciones	160.329	34.067
Diversos	55.306	-
Total Resultados Financieros y por Tenencia	2.233.215	1.398.054

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.09.01 $	30.09.00 $
k) Otros Ingresos y Egresos		
Otros Ingresos		
Alquileres	686.931	631.826
Diversos	355.765	190.316
Total	1.042.696	822.142
Otros Egresos		
Multas y penalizaciones	(63.713)	(84.195
Diversos	(183.409)	(105.833
Total	(247.122)	(190.028
Total Otros Ingresos y Egresos - Ganancia	795.574	632.114
l) Resultados Extraordinarios		
Moratoria Ingresos Brutos Provincias Patagónicas	(17.910.000)	-
Impuesto a las Ganancias	6.480.000	-
Total (Pérdida)	(11.430.000)	-

NOTA 5: **PLAZOS DE CREDITOS Y PASIVOS**

La composición de los activos y pasivos según el plazo estimado de cancelación es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	57.602.894	18.314	204.144
2do. Trimestre	-	-	-	134.306
3er. Trimestre	-	-	-	59.890
4to. Trimestre	-	-	-	25.924
De 1 a 2 años	-	-	-	743.622
A más de 2 años	-	238.144	-	-
Subtotal	-	57.841.038	18.314	1.167.886
De plazo vencido	-	73.012.841	-	-
Sin plazo establecido	416.755	17.544.358	-	9.491.054
Total	416.755	148.398.237	18.314	10.658.940
Que no devengan interés	416.755	122.162.085	18.314	10.632.508
A tasa fija	-	12.543.322	-	26.432
A tasa variable	-	13.692.830	-	-
Total al 30.09.01	416.755	148.398.237	18.314	10.658.940
Total al 30.09.00	8.429	106.979.168	2.103.706	13.242.098

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 5: (continuación)

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	23.873.278	95.527.212	2.836.028	513.681	3.456.207	531.197	-
2to. trimestre	-	7.229.667	2.075.589	-	-	-	-
3er. Trimestre	-	-	-	473.250	-	-	-
4to. Trimestre	-	-	-	-	-	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	23.873.278	102.756.879	4.911.617	986.931	3.456.207	531.197	-
De plazo vencido	32.448.444	-	-	-	-	-	-
Sin plazo establecido	2.156.474	-	-	1.049.449	-	15.307.154	7.692.076
Total	58.478.196	102.756.879	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
Que no devengan interés	24.391.941	1.680.264	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
A tasa fija	1.777.775	100.557.000	-	-	-	-	-
A tasa variable	32.308.480		-	-	-	-	-
Total al 30.09.01	58.478.196	102.756.879	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
Total la 30.09.00	29.150.344	79.654.142	4.654.178	1.935.664	10.023.962	20.250.011	4.226.491

NOTA 6: OPERACIONES Y SALDOS CON SOCIEDADES ART. 33 - LEY N° 19.550 Y SOCIEDADES RELACIONADAS

	30.09.01 $	30.09.00 $
Resultados - Ganancia/(Pérdida)		
Camuzzi Gas Pampeana S.A.		
- Compra de gas propano	(403.907)	(2.101.362)
- Servicios administrativos y de personal	(3.888.987)	(2.673.675)
- Servicio de asistencia para transporte de gas natural	(226.604)	(855.859)
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(2.103.210)	(3.156.666)
- Servicio de mantenimiento de sistemas informáticos	-	(29.026)
- Recupero de gastos	(29.982)	163
Sodigas Sur S.A.		
- Servicios de asistencia y gestión financiera	(450.000)	(450.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (continuación)

	30.09.01 $	30.09.00 $
Energía del Sur S.A. (1)		
- Ventas de gas	-	6.542.609
Edersa S.A.		
- Ventas de gas	444.910	440.614
- Compra de energía eléctrica	(32.917)	(28.781)
- Gastos Generales	-	(4.500)
Distribuidora Gesell Gas S.A.		
- Servicios administrativos y de personal	-	2.718
Otras operaciones		
Camuzzi Gas Pampeana S.A.		
- Diversos	253.728	294.437
Sodigas Sur S.A.		
- Dividendos	(23.415.020)	-
Créditos		
- Energía del Sur S.A. (1)	-	2.059.768
- Edersa S.A.	18.314	43.938
	18.314	2.103.706
Deudas		
- Camuzzi Gas Pampeana S.A.	2.775.528	855.139
- Camuzzi Argentina S.A.	2.075.589	3.738.539
- Sodigas Sur S.A.	60.500	60.500
	4.911.617	4.654.178

(1) El 20 de diciembre de 2000 Camuzzi Argentina S.A. vendió su participación en Energía del Sur S.A., dejando de ser esta última una sociedad vinculada a Camuzzi Gas del Sur S.A..

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 7: SALDOS CONTABLES REGISTRADOS CON EL ESTADO Y OTROS ENTES OFICIALES

Al 30 de septiembre de 2001 el detalle de los créditos es el siguiente:

	Vencido	A vencer
Estado Nacional		
- Subsidios	61.905.062	25.765.814
- Comerciales	390.295	12.979
Total	62.295.357	25.778.793
Estados Provinciales	2.799.440	99.318
Ajuste Producer Price Index (Nota 16)	-	12.802.831
Total	65.094.797	38.680.942

En opinión de la Sociedad los citados créditos se consideran recuperables.

NOTA 8: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por - Fecha	Aprobado por - Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	138.220.272	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	10.09.93
Inscripto, Suscripto e Integrado	35.793.818	19.04.94	Asamblea Ordinaria de Accionistas	16.09.94

NOTA 9: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5 % de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20 % del Capital Social.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 10: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

a) Activos esenciales para la prestación del servicio:

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

b) Fondos de disponibilidad restringida:

De acuerdo con lo expresado en la Nota 14.c., al 30 de septiembre de 2001 se encuentran registrados dentro del rubro "Otros Créditos no Corrientes" $ 671.903 correspondientes a embargos trabados por los distintos municipios, en virtud de los litigios mantenidos por las tasas municipales de subsuelo y otras.

NOTA 11: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 11.408.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 12: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas Pampeana S.A Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas Pampeana S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:
-Valor nominal: U$S 130.000.000
-Porcentaje correspondiente a Camuzzi Gas del Sur S.A.: 38,89%.
-Tasa de Interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
-Precio: 99,80 %.
-Vencimiento del capital: 15 de diciembre del 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 12: (continuación)

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas Pampeana S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del Capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

i) Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen; (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado el descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado el descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000.

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 12: (continuación)

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren, ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que: (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no puedan incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease-Back,* sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas, o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

NOTA 12: (continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones: no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta , *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Con fecha 16 de octubre de 2001, Camuzzi Gas del Sur S.A. decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables establecido por la Sociedad y Camuzzi Gas Pampeana S.A., desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original.

El 24 de octubre de 2001 la Gerencia de la Sociedad otorgó un mandato a The Boston Investment Group S.A. y BBVA Banco Francés S.A. con el objeto de que estructuren un préstamo sindicado por el total de U$S 130.000.000.
En este contexto, en la medida que se logre conformar el capital restante del préstamo, cada una de las instituciones mencionadas se comprometió a aportar U$S 35.000.000.
Esta transacción puede ser estructurada bajo la forma de obligaciones negociables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 13: **INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS**

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de septiembre de 2001 y 2000 fueron las siguientes:

	30.09.01 $	30.09.00 $
• Con contraprestación	1.800.571	1.032.606

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 269/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la Resolución del ENARGAS N° 389 del 23 de octubre de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última Resolución, en lo que respecta a las redes transferidas a título no oneroso la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 389/96 y 422/96, y Nota 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

NOTA 13: (continuación)

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 7,6 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 7,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los Estados Contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de las bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y de su valor de negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los usuarios el monto a contraprestar.

NOTA 14: **ASUNTOS LEGALES Y FISCALES**

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 11,1 millones en concepto de mayor impuesto y $ 22,7 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna durante los ejercicios 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. Habiendo dado cumplimiento a la presentación del escrito de ofrecimiento de pruebas, así como la respuesta a una impugnación presentada por el Fisco, el Tribunal requirió a los peritos una lista de portantes de redes y la Sociedad ha solicitado una ampliación del número de los mismos. El 3 de julio de 2001 la Sociedad solicitó se suspenda el plazo de los peritos hasta tanto se resuelva el escrito por el cual se solicitó la referida ampliación.

NOTA 14: (continuación)

Posteriormente el Tribunal Fiscal de la Nación decidió someter a decisión del Tribunal Plenario la posible acumulación de las causas que Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. mantienen contra la A.F.I.P. con motivo de la transferencia de redes, por economía procesal. El 8 de agosto de 2001 se elevaron los autos al Tribunal en Pleno. A la fecha de los presentes Estados Contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho Tribunal.

a.2. Deudores Incobrables

La Sociedad ha presentado Recurso de Apelación ante el Tribunal Fiscal de la Nación, recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 por $ 0,1 millones en concepto de mayor impuesto y $ 0,2 millones correspondientes a intereses y multas. Se dio traslado al Fisco Nacional, con plazo hasta el 20 de diciembre de 2000. La A.F.I.P. no contestó el Recurso a la fecha del vencimiento. Con fecha 5 de marzo de 2001 se emplazó a la Administración Federal de Ingresos Públicos a contestar el recurso, hecho que concretó el 28 de marzo de 2001. La causa está abierta a prueba, en tanto el plazo para la presentación de la prueba pericial ha sido prorrogado hasta el 4 de octubre de 2001.

Con fecha 27 de septiembre de 2001, la A.F.I.P. ha conferido vista de las actuaciones administrativas y de los cargos formulados, con relación a la deducción impositiva practicada en concepto de deudores incobrables correspondiente a los períodos 1996, 1997 y 1998. El impuesto reclamado asciende a $ 0,5 millones (sin incluir intereses y multas). La Sociedad se encuentra preparando el correspondiente descargo.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Impuesto sobre los Ingresos Brutos

La Sociedad ha recibido distintos reclamos por parte de algunos Fiscos Provinciales que, en general, reclaman la gravabilidad de los ingresos por subsidios en el Impuesto sobre los Ingresos Brutos.

En opinión de la Sociedad y sus asesores legales los reclamos que se informan seguidamente, no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, estas razones valederas deben ser ventiladas en un juicio ordinario con la intención final de obtener un pronunciamiento de la Corte Suprema de Justicia de la Nación, procedimiento éste que supone largos plazos procesales. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Camuzzi Gas del Sur S.A. ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo, y en función de ello constituyó una provisión que asciende a $ 11,4 millones para atender las futuras erogaciones, la que se encuentra expuesta en el rubro "Resultados Extraordinarios".

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

b.1. A la fecha de los presentes Estados Contables la Sociedad se acogió a los regímenes de moratoria vigentes y ha efectuado pagos bajo formal protesto en las Provincias de Río Negro, Neuquén, Chubut y Santa Cruz, haciendo en todos los casos expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. A partir de abril de 2001, la Sociedad ingresa mensualmente, bajo formal protesto, el impuesto sobre los subsidios en todas las jurisdicciones.
Los montos pagados fueron los siguientes:

a) Río Negro: Acogimiento a moratoria por $ 3.0 millones en concepto de impuesto, intereses y costas judiciales, correspondiente a los períodos marzo de 1996 a diciembre de 1998. El acogimiento implicó la condonación del 75% de los intereses adeudados, del 100% de las multas impuestas y del 65% de los honorarios judiciales.

b) Chubut: Acogimiento a moratoria por $ 2,8 millones en concepto de impuesto, correspondiente a los períodos abril de 1993 a junio de 1998. El acogimiento implicó la condonación total de los intereses adeudados y las multas impuestas.

A instancias de la Dirección General de Rentas, la Sociedad ha regularizado, dentro del marco de la moratoria, el pago por el período julio 1998 a mayo 2000, que equivale a $ 0,9 millones en concepto de impuesto, con condonación total de intereses y multas y abonó, bajo protesto, el impuesto correspondiente al período junio 2000 a marzo de 2001, el cual ascendió a $ 0,6 millones, con más los intereses hasta la fecha de su efectivo pago. La Dirección General de Rentas, por su parte, ha desestimado la pretensión provincial por el impuesto de $ 0,3 millones, por el resultado producto de la transferencia a título gratuito de redes de distribución.

c) Neuquén: Acogimiento a moratoria por $ 1.3 millones en concepto de impuesto, correspondiente a los períodos enero de 1993 a junio de 1998. El acogimiento implicó una reducción del 15% del impuesto adeudado y la condonación total de intereses y multas. Además la Sociedad procedió a efectuar pagos bajo protesto por $ 0.7 millones en concepto de impuesto e intereses, correspondiente a los períodos julio de 1998 a marzo de 2001.

d) Santa Cruz: Acogimiento a moratoria por $ 1.7 millones en concepto de impuesto y del 50% de los intereses adeudados. La Sociedad procedió además a efectuar pagos bajo protesto por $ 0.8 millones en concepto de impuesto e intereses correspondiente a los períodos julio de 1998 a marzo de 2001.

A la fecha de los presentes Estados Contables se encuentran pendientes de pago:

a) Río Negro: Pago bajo protesto por el período enero de 1999 a marzo de 2001, $ 1.0 millones con más los intereses a la fecha de efectivo pago. La Sociedad ha entablado tratativas a fin de compensar dichos montos con deudas que la Provincia mantiene con Camuzzi Gas del Sur S.A.

NOTA 14: (continuación)

b) Tierra del Fuego: Pago bajo protesto por el período julio de 1996 a marzo de 2001, $ 0,8 millones con más los intereses a la fecha de efectivo pago. La Sociedad mantiene conversaciones con la Provincia sobre temas comerciales pendientes.

La Sociedad ha iniciado trámites solicitando el traslado a tarifa ante el ENARGAS por los pagos efectuados del impuesto sobre los ingresos brutos sobre subsidios en las provincias de Neuquén, Río Negro y Santa Cruz.

A la fecha de los presentes Estados Contables la Secretaría de Hacienda de la Nación no se ha expedido respecto del requerimiento formulado por el ENARGAS solicitando una urgente definición respecto de la consideración en la base imponible de ingresos brutos de los subsidios.

b.2. Provincia de Tierra del Fuego: A la fecha de los presentes Estados Contables no se encuentra resuelto el Recurso Extraordinario interpuesto por la Sociedad, ante el rechazo del trámite judicial iniciado mediante la interposición de la demanda contencioso administrativa por un total de $ 0,9 millones, de los cuales $ 0,6 millones corresponden a impuesto sobre los Ingresos Brutos y $ 0,3 millones a intereses, originado en reclamos del impuesto sobre subsidios por el período enero 1993 a junio 1996. La Sociedad debió abonar los montos reclamados, y como consecuencia del pago practicó el pedido de repetición correspondiente.

Con fecha 22 de agosto de 2001, se notificó el rechazo *in límine* del descargo presentado oportunamente ante la imposición de una multa de $ 0,5 millones por el no pago del impuesto a los ingresos brutos sobre subsidios por el período enero 1993 a junio 1996. La Sociedad se encuentra preparando la interposición de la correspondiente acción judicial.

b.3. Provincia de Buenos Aires: La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11.808 (B.O. 10/07/96), a efectos de regularizar el pago del Impuesto sobre los Ingresos Brutos correspondiente a los períodos diciembre de 1995 a junio de 1996, debido al cambio de criterio tributario por parte de la Provincia de Buenos Aires, en cuanto a que corresponde liquidar el impuesto sobre el total de la venta y no sobre el margen de distribución.

El ENARGAS, por medio de la Resolución N° 544 de fecha 17 de noviembre de 1997 y de conformidad con el marco regulatorio de la actividad, autorizó trasladar a tarifas, el efecto producido por el cambio normativo en la liquidación del impuesto, estableciendo la metodología correspondiente en nota N° 108 del 12 de enero de 1998.

Al 30 de septiembre de 2001 el crédito a recuperar asciende a $ 73.479 y ha sido expuesto dentro del rubro "Otros Créditos Corrientes" por el importe de $ 26.432 y en "Otros Créditos no Corrientes" por el importe de $ 47.047.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

c. Tasas Municipales

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido varias intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de Viedma - Provincia de Río Negro

Ante el inicio de un juicio de apremio, por los períodos 1993 y 1994 por $ 246.000 en concepto de capital, y $ 36.700 presupuestados para responder a intereses y costas, la Sociedad, luego de varias actuaciones, actualmente tiene interpuesto un Recurso de Queja ante la Corte Suprema de Justicia de la Nación, que revocó la sentencia del Tribunal Superior de Río Negro. Posteriormente, ante el fallo del Superior Tribunal de la Provincia dictaminando la competencia federal, el Juzgado Federal de Primera Instancia se declaró competente para entender en la causa, ordenando la notificación a las partes y considerando válido el proceso hasta la contestación del traslado de excepciones. Ante la sentencia que rechaza la excepción de inhabilidad de título opuesta por nuestra parte, la Sociedad procedió a apelar la misma, la que fue resuelta favorablemente para la empresa. La Municipalidad interpuso Recurso Extraordinario, el que ha sido contestado por nuestra parte en el mes de Junio de 2001.

Con fecha 6 de julio de 2001 la Sociedad fue notificada respecto de la resolución, por la cual el Tribunal rechazó el Recurso Extraordinario interpuesto por la Municipalidad. Posteriormente el Municipio interpuso Recurso de Queja por Recurso Extraordinario denegado por ante la Corte Suprema de Justicia de la Nación, el cual se encuentra pendiente de resolución.

Se efectuaron depósitos judiciales por $ 263.352, con más la suma de $ 62.720 para responder a intereses y costas, y posteriormente por la suma de $ 128.654 en concepto de honorarios, de los cuales la Sociedad ha recuperado la suma de $ 139.131 y $ 16.387. No obstante ello, la Sociedad mantiene una previsión por $ 362.672, la cual se incluye dentro del rubro Previsiones.

Adicionalmente, la Municipalidad interpuso una demanda ejecutiva por $ 148.148 en concepto de capital y $ 35.359, presupuestados para responder a intereses y costas, correspondiente al período 1995. La Sociedad depositó judicialmente la suma de $ 176.731.

Dictada la sentencia desfavorable a los intereses de la Sociedad ante el Recurso de Apelación presentado, se interpuso Recurso de Casación, al que el Superior Tribunal de Justicia de la Provincia declaró admisible sólo respecto de la excepción de incompetencia.

La Corte Suprema de Justicia de la Nación se expidió sobre la excepción de incompetencia, opuesta oportunamente por la Sociedad, declarando competente al Juzgado Federal de Primera Instancia. Dicho juzgado consideró válido el proceso hasta la contestación del traslado de las excepciones. Posteriormente el Juzgado rechazó la excepción de inhabilidad de título, interponiendo nuestra parte la apelación respectiva, la cual resultó favorable a la Sociedad.

NOTA 14: (continuación)

Con fecha 9 de abril de 2001, la Sociedad ha sido notificada de que la Cámara Federal de Apelaciones de General Roca ha revocado la sentencia de Primera Instancia haciendo lugar a los argumentos de la Compañía. La Cámara concluyó expresando que "...no corresponde la determinación de deuda por el uso del subsuelo dentro del ejido municipal, ya que ello se opone a la disposición federal citada" (título VI, Régimen de Ocupación del Dominio Público art. 6.1 ocupación del Dominio Público). El Municipio interpuso Recurso Extraordinario el que fue contestado por nuestra parte en tiempo y forma. Ante la notificación del rechazo del Recurso Extraordinario interpuesto por el Municipio, el mismo interpuso Recurso de Queja por Recurso Extraordinario denegado ante la Corte Suprema de Justicia de la Nación, el cual a la fecha de los presentes Estados Contables se encuentra pendiente de resolución.

La Sociedad mantiene una previsión de $ 137.630, que se incluye dentro del rubro Previsiones.

Municipalidad de Neuquén – Provincia del Neuquén

Ante el rechazo del Recurso de Casación interpuesto por la Sociedad, luego de haber cumplimentado varios pasos procesales, la Municipalidad trabó embargo por un monto de $ 160.746, por un reclamo original de $ 66.524 en concepto de capital y $ 33.260 presupuestado para responder a intereses y costas, correspondiente al período 1993.

Con posterioridad la Municipalidad presentó una nueva planilla de liquidación de la deuda por $ 150.746 que incluye el capital con más los intereses y costas. El letrado de la actora continúa los trámites tendientes a la cobranza judicial de la deuda. Habiendo verificado que no existe saldo disponible a favor de la Sociedad, como resultado de las diferencias entre el monto embargado y el que surge de la liquidación presentada por la actora, la Sociedad procedió a aplicar contablemente el embargo trabado por el Municipio contra la previsión que ésta mantenía, la cual ascendía a $ 167.242.

Con relación a un reclamo posterior por el período abril de 1996 a mayo de 1997 por $ 97.421 en concepto de capital, el Municipio ha decidido suspender el trámite hasta tanto el Superior Tribunal de Justicia de la Provincia resuelva el juicio que por tasa por ocupación del dominio público tiene la Sociedad con dicho Municipio.

Municipalidad de Comodoro Rivadavia, Provincia de Chubut: El Municipio ha realizado un reclamo por la omisión de pago de la tasa por ocupación del dominio público, correspondiente al período comprendido entre el primer semestre de 1996 hasta el primer semestre de 2000, por un monto de $ 643.221.

La Sociedad ha presentado el descargo correspondiente y actualmente se encuentra a la espera de una resolución por parte del Municipio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

Municipalidad de Zapala, Provincia del Neuquén: el reclamo asciende a $ 816.073 en concepto de capital correspondiente a los períodos 1993, 1994, 1995 y enero a noviembre de 1996. La Sociedad ha presentado un Recurso de Reconsideración con relación al mencionado reclamo.

Con fecha 17 de mayo de 2000 el Municipio ha notificado un nuevo reclamo por el mismo concepto correspondiente al período noviembre de 1993 a mayo de 2000 por un monto total de $ 1.525.720, el cual incluye el monto comprendido en los períodos que fueran objeto del reclamo efectuado originalmente.

Ante el nuevo reclamo, la Sociedad ha presentado el correspondiente descargo, solicitando adicionalmente una resolución respecto al reclamo original, encontrándose actualmente a la espera de una resolución por parte del Municipio.

Municipalidad de Villa Regina, Provincia de Río Negro: el reclamo asciende a $ 1.939.343 sin incluir accesorios y multas. La Sociedad ha presentado el correspondiente descargo administrativo, encontrándose a la espera de la resolución que adopte el Municipio.

Municipalidad de Cutral-Có - Provincia del Neuquén

Con fecha 22 de septiembre de 2000, la Sociedad fue notificada de la sentencia dictada por la Corte Suprema de Justicia de la Nación, en virtud de la cual declara formalmente el Recurso Extraordinario interpuesto por la misma y revoca la sentencia apelada declarando la nulidad de las actuaciones cumplidas por ante la Justicia Provincial, en la medida que se opongan a la competencia de la Justicia Federal, con asiento en la ciudad de Zapala. Actualmente el expediente se encuentra en el Superior Tribunal de Justicia. Todo ello con motivo de un reclamo por el pago de $ 133.992 en concepto de capital y $ 8.600 presupuestados para responder a intereses y costas correspondiente al período enero de 1993 a octubre de 1996 inclusive. La Municipalidad trabó embargo por un monto de $ 10.664. La Sociedad mantiene una previsión de $ 71.296, que se incluye dentro del rubro Previsiones.

Adicionalmente, por el período noviembre de 1996 a noviembre de 1999 inclusive, el Municipio efectuó otro reclamo por $ 144.300 en concepto de capital y $ 41.000 en concepto de intereses y costas. El Municipio interpuso formal demanda de apremio y trabó embargo por $ 185.300. La Sociedad ha contestado la demanda oponiendo excepciones al progreso de la acción. Se dictó sentencia desfavorable para nuestra parte y se interpuso Recurso de Apelación, el que se encuentra pendiente de resolución.

Posteriormente el Municipio desistió de la acción contra Camuzzi Gas del Sur S.A. El juez ha ordenado se proceda a la devolución de la suma embargada, la cual se estima sería puesta a disposición durante el mes de octubre de 2001. La Sociedad ha procedido a recuperar contablemente la previsión de $ 92.650 que mantenía por este concepto.

En opinión de la Sociedad, exceptuando los litigios mantenidos con las Municipalidades de Viedma, Cutral-Có y Neuquén, los cuales fueron previsionados, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

d. Impuesto de Sellos

Con respecto a este impuesto, la situación es la siguiente:

d.1. Provincia de Río Negro:

d.1.1. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de Abril de 2001 la transportista ha comunicado a la Sociedad que la D.G.R. le ha rechazado el recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando de esta forma la D.G.R. habilitada para la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a fin de poder discutir la cuestión en sede judicial, deberá indefectiblemente depositar el monto total de la pretensión fiscal.

A la fecha de los presentes Estados Contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 7,8 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 2,6 millones corresponden a impuesto y $ 5,2 millones a multas.

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, ~~y la resolución~~ desfavorable, respecto del Recurso Administrativo de Alzada presentado. A la fecha de los presentes Estados Contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 0,3 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 0,15 millones corresponden a impuesto y $ 0,15 millones a multa; montos que la Sociedad en el eventual caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

Transportadora de Gas del Sur S.A. ha iniciado una acción declarativa ante la Corte Suprema de Justicia de la Nación tendiente a que declare la inconstitucionalidad del reclamo. La Corte hizo lugar a la medida cautelar solicitada por la empresa mencionada, consistente en ordenarle a la Provincia no innovar hasta tanto la Corte resuelva el tema de fondo.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

d.1.2. Asimismo, la D.G.R. ha reclamado el ingreso del impuesto sobre ofertas irrevocables de venta de gas a clientes. Con fecha 9 de febrero de 2001, la Sociedad presentó Recursos Administrativos de Apelación ante la notificación del rechazo de los Recursos de Reconsideración interpuestos oportunamente. El monto total reclamado asciende a $ 0,6 millones, correspondientes a $ 0,2 millones en concepto de impuesto y $ 0,4 millones en concepto de intereses y multas (50% a cargo de la Sociedad). A la fecha de los presentes Estados Contables la Sociedad no ha recibido repuestas a los recursos interpuestos.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que fueron instrumentadas las operaciones, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

d.2. Provincia de Tierra del Fuego:

La Sociedad ha contestado la vista previa, presentada por la Dirección de Rentas de la Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, reclamando el sellado de los distintos instrumentos originados en la privatización de la distribución de gas natural en el marco de la Ley 24.076 y que en su conjunto conforman las medidas jurídicas destinadas a privatizar la actividad, por un monto de $ 0,14 millones, monto que no incluye intereses ni accesorios. Actualmente la Sociedad se encuentra a la espera de una resolución.

d.3. Provincia del Neuquén:

d.3.1. La Dirección de Rentas del Neuquén corrió vista definitiva por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas conjuntamente con Camuzzi Gas Pampeana S.A., y ordenes de compra a proveedores por la suma total del impuesto que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista que hasta el momento no ha sido resuelta.

Al 30 de septiembre de 2001 la Sociedad mantiene contabilizada una previsión de $ 0,6 millones por este concepto.

d.3.2. La Dirección de Rentas de la Provincia determinó el ingreso del Impuesto de Sellos sobre la transferencia de activos afectados al servicio, como consecuencia del proceso de privatización de Gas del Estado S.E.. El monto total determinado asciende a $ 1,8 millones, conformado de la siguiente manera: $ 0,5 millones equivalentes al 100% del impuesto, $ 0,4 millones en concepto de intereses y $ 0,9 millones en concepto de multa. El reclamo fue formulado a Gas del Estado S.E. y a la Sociedad en forma conjunta. La empresa ha realizado el correspondiente descargo no habiendo sido resuelto hasta la fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

d.3.3. Con fecha 3 de abril de 2001 la Dirección General de Rentas notificó la re-liquidación del impuesto por igual importe, que oportunamente determinara, respecto del Impuesto a los Sellos por la suma de $ 0,7 millones correspondiente al 100 % del impuesto y $ 2,1 millones en concepto de multa, derivado de los contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. antes de la fecha de toma de posesión y cuando Gas del Estado S.E. era el único accionista de la Sociedad.

La Sociedad ha notificado a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E. que, de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del estado S.E. o el Estado Nacional.

La Sociedad interpuso Recurso de Reconsideración contra la determinación del Fisco, encontrándose actualmente a la espera de una resolución.

En opinión de la Sociedad y de sus asesores legales, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

d.4. Provincia de Santa Cruz:

Con fecha 29 de diciembre de 1999 la Dirección General de Rentas de la Provincia de Santa Cruz confirió vista de las actuaciones administrativas a través de las cuales ha determinado una deuda por Impuesto a los Sellos, por ofertas irrevocables de compra/venta de gas firmadas por la Sociedad y Camuzzi Gas Pampeana S.A. El reclamo efectuado a la Sociedad asciende a $ 7,5 millones correspondiente al 100 % del impuesto (50% a cargo de la Sociedad) . Asimismo la Dirección General de Rentas efectuó un reclamo en forma conjunta a la Sociedad y a Camuzzi Gas Pampeana S.A. de $ 1,5 millones, importe que equivale al 100 % del impuesto (50% a cargo de las Sociedades).

La Sociedad, conjuntamente con Camuzzi Gas Pampeana S.A., presentó descargos a las vistas recibidas, que a la fecha de los presentes Estados Contables no han sido aún contestadas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

Asimismo, la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la Sociedad $ 0,9 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que los contratos fueron instrumentados, existen sustanciales defensas a oponer en sede judicial, y por lo tanto no se considera probable una resolución desfavorable respecto del mencionado reclamo.

e. Aspectos Regulatorios

Con fecha 24 de marzo de 1998, el ENARGAS, mediante la Resolución N° 588/98 intimó a Camuzzi Gas del Sur S.A. a devolver a los usuarios aproximadamente $ 4,5 millones en concepto de "apartamiento de la calidad de gas prescripta por la Licencia y la Resolución N° 113/94, en los términos del Capítulo X de la Licencia", por el plazo comprendido entre Enero de 1996 y Marzo de 1997. Dicha Resolución fue recurrida por la Sociedad ante la Secretaría de Energía cuestionando el plazo y los procedimientos aplicados por la Autoridad Regulatoria para la determinación del monto.

Asimismo con fecha 7 de enero de 1999, la Secretaría de Energía emitió un pronunciamiento técnico preliminar, en el que interpreta que lo exigido por el ENARGAS debe aplicarse por el período comprendido entre Septiembre de 1996 y Marzo de 1997. A la fecha de los presentes Estados Contables, aún está pendiente de emisión la Resolución definitiva por parte de dicho organismo.

El 10 de junio de 1998 el ENARGAS sancionó a Camuzzi Gas del Sur S.A., a raíz de la deficiente calidad de gas entregada a los usuarios de la localidad de Zapala, ordenando se les reintegrara las sumas erróneamente percibidas a causa de ello (Resolución N° 629/98). La resolución fue apelada ante el Ministerio de Economía de la Nación, el cual mediante Resolución N° 653/00 desestimó el Recurso de Alzada interpuesto por Camuzzi Gas del Sur S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

Con fecha 21 de junio de 2001, el ENARGAS emitió la Nota ENRG GD/GDyE/GAL/D/N° 2671 por la cual determinó el monto total a reintegrar a los usuarios de la localidad de Zapala y a la Provincia de Neuquén, según lo dispuesto por resolución ENARGAS N° 629/98 y Resolución N° 653/2000 del Ministerio de Economía.

A la fecha de los presentes Estados Contables la Sociedad ha devuelto a los usuarios aproximadamente $ 1,3 millones.

La Sociedad mantiene constituida una previsión de $ 2,8 millones para hacer frente a los reclamos mencionados.

En opinión de la Sociedad se considera que el monto previsionado es suficiente para hacer frente a estos reclamos.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas del Sur S.A., por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

Posteriormente la parte actora apeló la caducidad de instancia decretada por el Juez de la causa. El fallo de la Cámara de Apelaciones confirmó la caducidad, dando por finalizado el proceso mencionado.

Con fecha 6 de junio de 2001 fue interpuesta nuevamente formal demanda contra la Sociedad, la cual procedió a efectuar su correspondiente descargo. Actualmente la causa se encuentra en etapa de prueba.

La Sociedad ha constituido una previsión para hacer frente al reclamo por $ 0,2 millones, a la fecha de los presentes Estados Contables.

NOTA 15: **REVISIÓN QUINQUENAL DE TARIFAS**

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 467, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Iniciaiado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación con
nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (continuación)

Durante el año 1997 Camuzzi Gas del Sur S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K los que una vez analizados por el ENARGAS fueron aprobados a fines de octubre de 1997 para las subzonas Buenos Aires Sur, Tierra del Fuego y Santa Cruz. Asimismo, y dado las particularidades de la zona, se ha definido la creación de la subzona Cordillerana con un factor K asociado a obras de refuerzo en el respectivo gasoducto.

Paralelamente el ENARGAS definió un factor de eficiencia (X) de 4,6% para Camuzzi Gas del Sur S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio, manteniendo de esta manera rentabilidad justa y razonable establecida en la ley de gas.

NOTA 16: **PRODUCER PRICE INDEX**

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001. b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo ha sido ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1° de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: (continuación)

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vió obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de Septiembre de 2000, el ENARGAS ha contestado la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

En este contexto, los cuadros tarifarios con vigencia a partir del 1° de enero de 2001, fueron apelados por ante la Secretaría de Energía, con el fin de que se revea lo dispuesto en la Nota ENARGAS N° 3480 y se restablezca el método de ajuste de tarifas por aplicación del PPI.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

NOTA 16: (continuación)

Con fecha 5 de octubre de 2001, la Cámara Nacional en lo Contencioso Administrativo Federal N° 5, resolvió por mayoría, confirmar la sentencia dictada por el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, manteniéndose en consecuencia suspendida la aplicación del Decreto 669/00, y consecuentemente, en función de lo manifestado por el Ente Nacional Regulador del Gas en la Nota N° 3480, la aplicación del ajuste de las tarifas por PPI, según lo dispone el artículo 41 de la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 ("Reglas Básicas de la Licencia" (RBL)).

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669 y se ha procedido a devengar:

- Un crédito corriente de $ 1.917.111 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Un crédito no corriente de $ 13.042.194 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 498.872 en concepto de intereses.
- Una deuda corriente de $ 303.113 correspondiente al ajuste por PPI en la compra de gas y transporte del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Una deuda no corriente de $ 1.853.361 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 75.586 en concepto de intereses.

NOTA 17: INVERSIONES NO CORRIENTES

Con fecha 27 de agosto de 2001 la Sociedad adquirió el 100% de las acciones de CS Sur S.A.

NOTA 18: HECHOS POSTERIORES AL CIERRE

Con fecha 16 de octubre de 2001, la Asamblea General Ordinaria y Extraordinaria decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables (Ver Nota 12).

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Del período: (1) Monto $	Del período: Transferencias $	Del período: Bajas $	Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577	1.712.877
Inmuebles en Propiedad Horizontal	4.170.600	-	-	-	4.170.600	210.007	63.865	-	-	273.872	3.896.728	3.981.854
Edificios	8.779.341	910	1.599.615	-	8.379.866	2.172.948	190.623	-	-	2.363.571	6.016.295	4.960.415
Instalaciones	8.750.980	18.889	-	-	8.769.869	1.980.118	234.370	-	-	2.214.486	6.555.383	6.805.869
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	1.368.397	-	-	24.971.057	53.477.515	53.005.803
Ramales Principales y Secundarios	35.523.388	-	-	-	35.523.388	6.947.561	690.600	-	-	7.638.361	27.885.027	28.592.500
Redes de Distribución	140.653.276	3.182.247	(362.962)	-	143.472.561	28.923.176	3.228.141	-	-	32.151.317	111.321.244	105.888.979
Maquinarias y Equipos	2.594.700	224.050	-	-	2.818.750	733.163	88.970	-	-	822.133	1.996.617	1.811.109
Estaciones Reductoras	12.378.879	-	99.098	-	12.477.977	1.631.480	286.171	-	-	1.917.651	10.560.326	8.222.034
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	190.245	(1.245.435)	-	1.365.188	4.712.533	5.261.711
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	117.183	1.245.435	-	1.362.598	1.768.168	-
Rodados	4.269.076	44.638	17.156	(35.959)	4.294.911	3.129.325	204.720	-	(35.959)	3.298.086	996.825	1.313.992
Muebles y Útiles	994.277	68.552	-	-	1.062.829	348.183	48.918	-	-	397.101	665.728	632.442
Medidores para Gas	22.887.511	1.362	726.761	(538.203)	23.077.431	7.225.674	623.385	-	(239.865)	7.809.194	15.268.237	14.898.921
Cilindros para Gas	475.214	-	-	-	475.214	159.063	25.784	-	-	184.847	290.367	293.238
Obras en Curso	11.235.370	6.555.945	(1.541.526)	-	16.249.789	-	-	-	-	-	16.249.789	21.485.774
Equipos de Computación	1.745.185	135.232	-	-	1.880.417	1.180.069	193.381	-	-	1.373.450	506.967	615.783
Equipos de Comunicación	4.378.666	33.572	599.819	-	5.012.057	2.305.091	355.236	-	-	2.660.327	2.351.730	2.154.683
Materiales en Almacenes	1.560.429	1.546.061	(713.181)	(872.788)	1.520.521	-	-	-	-	-	1.520.521	2.019.475
Anticipos a Proveedores	1.241.070	310.738	(424.780)	-	1.127.028	-	-	-	-	-	1.127.028	1.120.108
TOTAL AL 30.09.01	348.993.598	14.122.196	-	(1.446.950)	361.668.844	82.968.894	8.110.169	-	(275.824)	90.803.239	270.865.605	-
TOTAL AL 30.09.00	333.239.879	13.812.550	-	(947.223)	346.105.206	72.539.370	7.806.951	-	(18.702)	80.327.619	-	285.777.587

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio	Aumentos	Bajas	Valor al cierre del período	Amortizaciones				Neto Resultante al 30.09.01	Neto Resultante al 30.09.00
					Acumuladas al comienzo del ejercicio	Del período		Acumuladas al cierre del período		
						Alícuota Anual	Monto (1)			
	$	$	$	$	$	%	$	$	$	$
Gastos de organización, preoperativos y relativos a la emisión de Obligaciones Negociables	2.659.282	-	-	2.659.282	2.432.510	20	176.094	2.608.604	50.678	285.617
Software de sistemas de computación	1.010.063	225.948	-	1.236.011	191.656	20	118.098	309.754	926.257	299.377
Total al 30.09.01	3.669.345	225.948	-	3.895.293	2.624.166	-	294.192	2.918.358	976.935	-
Total al 30.09.00	3.196.942	14.727	(102.688)	3.108.981	2.307.454	-	216.533	2.523.987	-	584.994

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
BalanceTrimestral al 30 de septiembre de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor				Participación sobre el Capital Social %
					Actividad Principal	Resultado al 30.09.01 $	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes									
CS Sur S.A.	12.000	12.000	12.000	12.000	Comercialización de gas licuado en garrafas y/o en cilindros y/o a granel	-	12.000	12.000	100,00
Total al 30.09.01	12.000	12.000	12.000	12.000					

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo: 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de septiembre de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V. N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.09.01 $	VALOR REGISTRADO AL 30.09.00 $
INVERSIONES				
Fondos Comunes de Inversión:				
ABN-Amro Bank	413.901	1,000000	413.901	-
Acciones				
INDUPA S.A.I.C.	14.710	0,194000	2.854	8.429
TOTAL INVERSIONES			416.755	8.429

Inicialado a efectos de su identificación
con nuestro Informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $	Aumentos $	Disminuciones $	Saldos al 30.09.01 $	Saldos al 30.09.00 $
Deducidas del Activo					
Para Deudores Incobrables	7.909.460	(1) 397.908	-	8.307.368	7.488.466
Del Pasivo					
Para Juicios	4.024.820	(2) 770.531	(2) 870.512	3.924.839	4.226.491
Para Moratoria Impositiva	-	(3) 11.430.000	7.662.763	3.767.237	
TOTAL	11.934.280	12.598.439	8.533.275	15.999.444	11.714.957

(1) Imputado a Gastos de Comercialización en el Anexo "H"
(2) Imputado $ 727.181 a Gastos de Administración en el Anexo "H"
(3) Imputado a resultados Extraordinarios (Nota 4.f)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas

ANEXO "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio		
Gas Natural	522.345	1.038.084
Más:		
Compras		
Compras de gas para clientes	95.786.054	91.039.686
Compras de gas para procesamiento	1.094.000	1.255.511
Compras de capacidad de transporte para clientes	15.377.872	15.312.151
Compras de capacidad de transporte para procesamiento	45.841	33.180
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	20.894.806	20.863.549
Por procesamiento de gas	2.341.945	2.251.069
Menos:		
Gas Natural (Existencia al cierre del período)	(708.791)	(652.826)
COSTO DE VENTAS	135.354.072	131.140.404

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Balance Trimestral al 30 de septiembre de 2001 y 2000

Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.09.01 $	Monto en Moneda Local al 30.09.00 $
Activo Corriente					
Caja y Bancos	U$S	74.171	1,0000	74.171	133.223
Total del Activo Corriente	U$S	74.171	-	74.171	133.223
Total del Activo	U$S	74.171	-	74.171	133.223
Pasivo Corriente					
Proveedores	U$S	32.448.442	1,0000	32.448.442	669.669
Préstamos:					
Banco Rio	U$S	7.209.271	1,0000	7.209.271	3.250.743
Banco Francés	U$S	-	1,0000	-	5.069.041
Banco ITAU Buen Ayre	U$S	5.004.658	1,0000	5.004.658	-
Scotiabank	U$S	4.653.820	1,0000	4.653.820	-
Banco General de Negocios	U$S	-	1,0000	-	8.762.132
Banca Nazionale del Lavoro	U$S	10.004.931	1,0000	10.004.931	-
Banque Nationale de Paris	U$S	3.802.082	1,0000	3.802.082	5.032.877
Bank of Tokio	U$S	4.501.973	1,0000	4.501.973	-
Banco Supervielle	U$S	4.030.685	1,0000	4.030.685	-
Banco Comercial	U$S	3.002.466	1,0000	3.002.466	-
Bank Boston	U$S	8.080.168	1,0000	8.080.168	5.066.220
Bank Boston - Carta de crédito	U$S	532.848	1,0000	532.848	537.153
Obligaciones Negociables - Capital	U$S	50.557.000	1,0000	50.557.000	-
Obligaciones Negociables - Intereses	U$S	1.376.977	1,0000	1.376.977	1.376.976
Total del Pasivo Corriente		135.205.321	-	135.205.321	29.766.811
Pasivo no Corriente					
Obligaciones Negociables - Capital	U$S	-	-	-	50.557.000
Total del Pasivo no Corriente		-	-	-	50.557.000
Total del Pasivo		135.205.321	-	135.205.321	80.323.811

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Información requerida por el art. 64 Inc. b) de Ley N° 19.550

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total al 30.09.01	Total al 30.09.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	233.378	4.846.186	542.079	3.409.628	2.174.473	-	10.972.366	11.049.386
Cargas Sociales	-	1.374.364	148.943	889.272	616.964	-	3.029.543	2.824.948
Honorarios de Directores y Síndicos	-	-	-	75.000	-	-	75.000	213.750
Honorarios por Servicios Profesionales	-	-	2.879	1.458.750	-	-	1.461.629	1.083.141
Honorarios por Asesoramiento operador técnico	-	2.103.210	-	-	-	-	2.103.210	3.156.666
Materiales Diversos	-	985.298	114.507	-	-	-	1.099.805	952.203
Servicios y Suministro de terceros	-	1.073.626	82.214	222.926	889.849	-	2.268.615	2.465.758
Gastos de Correos y Telecomunicaciones	-	288.219	16.114	454.327	95.886	-	854.546	779.842
Arrendamientos	-	199.902	3.371	130.256	66.504	-	400.033	298.214
Transportes y Fletes	-	51.357	1.895	33.484	17.066	-	103.802	88.011
Servidumbres	-	310.893	-	-	-	-	310.893	230.620
Materiales de Oficina	-	114.290	2.871	74.471	38.022	-	229.654	213.936
Viajes y Estadías	-	287.732	42.971	93.961	95.724	-	520.388	478.207
Primas de Seguros	-	101.652	7.456	69.639	35.556	-	214.303	192.623
Mantenimiento y Reparación de Bienes de Uso	-	1.094.938	14.725	156.879	80.097	-	1.346.639	462.613
Depreciación de Bienes de Uso	-	7.443.077	142.947	347.035	177.110	-	8.110.169	7.808.951
Amortización de Activos Intangibles	-	-	-	294.192	-	-	294.192	216.533
Impuestos, Tasas y Contribuciones	-	396.973	116	1.958.835	131.189	-	2.485.113	1.360.836
Publicidad y Propaganda	-	-	-	-	132.828	-	132.828	179.866
Deudores Incobrables	-	-	-	-	397.908	-	397.908	772.163
Gastos y Comisiones bancarias	-	-	-	456.186	-	-	456.186	346.636
Intereses por Operaciones Financieras	1.148.298	-	-	-	-	6.935.746	6.935.746	2.947.071
Diferencias de Cambio	-	-	-	-	-	25.866	25.866	3.039
Intereses Otros	-	-		-	-	939.621	939.621	834.085
Gastos Diversos	-	223.089	39.797	997.431	74.211	-	1.334.528	782.056
Procesamiento de Líquidos	-	-	1.179.060	-	-	-	1.179.060	1.166.746
Totales al 30.09.01	1.381.676	20.894.808	2.341.945	11.120.252	5.023.405	7.901.233	47.281.641	-
Totales al 30.09.00	1.150.189	20.863.549	2.251.069	8.762.726	5.262.381	3.584.195	-	40.723.900

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a 194,7 millones, y fueron principalmente a Industrias (10 %), Residenciales (68 %), Comerciales (18 %), Transporte a Industrias (2 %) y otros (2 %).

Las entregas de gas durante el período totalizaron 1.760,8 millones de metros cúbicos, equivalentes a un volumen promedio diario de despacho de 6,45 millones de metros cúbicos. Adicionalmente, se transportaron 252,2 millones de metros cúbicos de gas para Industrias. Se utilizó el 72 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 96,9 millones y $ 15,4 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del ejercicio.

Durante el período se incorporaron 11.455 nuevos clientes, llegando al total de 420.687 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 2,8 %, neto de los cierres por falta de pago efectuados.

Se habilitó la planta de Almacenamiento y Vaporización de GLP en la ciudad de Tecka, lo que posibilita la distribución de propano vaporizado en la red de distribución de esa ciudad.

Continuando con el programa de disminución de gas no contabilizado, se iniciaron los trabajos de modificación de la estación de medición del gas que alimenta a la ciudad de Tres Arroyos, ubicado en las inmediaciones del PM 190 de TGS. El medidor instalado en nuestro punto de medición era chico y no permitía monitorear con la corrección correspondiente la medición utilizada por TGS para facturar.

Se iniciaron obras de renovación y refuerzo de redes de distribución y ramales de alimentación en las provincias de Río Negro, Neuquén y Chubut.

Superada las condiciones climáticas que dificultaba la realización de los trabajos, se procedió a rehabilitar el By Pass del gasoducto Cordillerano ubicado en el lecho del embalse Collón Curá, de la represa Piedra del Aguila.

Se dio inicio a las obras de Telemedición previstas en el Budget, destinadas al telecontrol de variables operativas tales como: caudal y presión en plantas de regulación.

Continuando con el programa de intercambio entre Camuzzi Gas del Sur y Camuzzi Gazometri, con la presencia del Ing. Giorgio Clhapoutakis, se culminaron los relevamientos que se vienen realizando para definir un marco de aplicación de las Celdas IR Free, como parte del programa de investigación conjunta en temas de protección catódica de cañerías de acero.

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

Se realizaron los cursos de protección catódica para los técnicos de las Unidades Operativas. Los temas tratados fueron: Medio Ambiente Natural, Corrosión inducida microbiológicamente y corrosión metálica.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Finalizaron los trabajos de acondicionamiento de sistemas de control en Plantas de GLP. de Gobernador Costa, Gral. San Martín, Camarones y Río Senguer.

Se desarrolla de acuerdo a cronograma previsto la implementación de normas ISO 14000.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, personal de la sociedad participó del mismo en calidad de veedores, evaluando los resultados en forma satisfactoria.

Se desarrolló un ejercicio de simulación de emergencia en la Planta Cañadón Seco, con el objeto de evaluar el estado de los sistemas de atención de emergencias en dicha planta.

Se realizó la auditoría de seguridad en la unidad operativa Trelew.

De acuerdo con la programación se realizó la capacitación de inspectores de estaciones de GNC.

Se realizó la revisión de los procedimientos de inspección de estaciones de GNC, Medición de ruidos en Plantas Reguladoras y Control de Olor en Plantas de Odorización.

Durante este período se recibió la auditoría en temas de Seguridad y Medio Ambiente de los especialistas de Sempra Energy International.

El proceso recesivo en el cual se encuentra la economía se está viendo agravado por las fuertes caídas de los activos argentinos en los mercados internacionales. En el plano local, la desconfianza sobre las posibilidades del retorno a un sendero de crecimiento sostenible y la fragilidad que presenta la situación fiscal se tradujo una fuerte caída de depósitos en el sistema financiero. Ante esta situación, el Gobierno adoptó como política fiscal la regla de llamado "déficit cero": la misma implica que los gastos presupuestados sólo serán ejecutados en la medida en que los ingresos tributarios aseguren un saldo de caja equilibrado. Esta medida se vió apoyada por un nuevo préstamo del FMI por U$S 5.000 millones, más el compromiso de otros U$S 3.000 millones para operaciones de manejo de pasivos. De esta manera, se revirtió la caída en el nivel de los depósitos, aunque se espera que los efectos del alza de la tasa de interés y la notoria disminución del crédito se traduzcan en una variación negativa del PBI para fin de año.

La Bolsa (medida a través del índice Merval) acumula al fin de septiembre una caída del 55% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles superiores al 15%.

Durante el periodo, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones, todo ello en el contexto que plantea el discontinuo flujo de pagos de los subsidios al gas por parte del Estado Nacional.

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

El monto operado en colocaciones financieras durante el período fue de Pesos 397,5 millones, con un plazo promedio de 1,5 días y una tasa promedio de 12,91%.

El total de tomas acumuladas durante el mismo período fue de Pesos 2.679,8 millones, con un plazo promedio de 3,5 días y a una tasa promedio de 12,94%.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 14,1 millones durante el período.

ESTRUCTURA PATRIMONIAL COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Activo corriente	145.266.927	118.857.549	100.388.456	93.452.102	102.101.94
Activo no corriente	287.736.206	274.686.805	263.927.965	258.847.144	245.303.35
Total	433.003.133	393.544.354	364.316.421	352.299.246	347.405.29
Pasivo corriente	180.868.522	83.335.615	60.922.213	53.013.442	42.949.90
Pasivo no corriente	14.301.184	66.559.177	66.561.231	58.975.297	55.518.02
Subtotal	195.169.706	149.894.792	127.483.444	111.988.739	98.467.92
Patrimonio neto	237.833.427	243.649.562	236.832.977	240.310.507	248.937.36
Total	433.003.133	393.544.354	364.316.421	352.299.246	347.405.29

ESTRUCTURA DE RESULTADOS COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Resultado operativo ordinario	40.040.958	40.170.980	36.437.778	31.865.715	32.364.35
Otros ingresos y egresos	795.574	632.114	399.303	(878.481)	233.08
Resultados financieros netos	(5.668.018)	(2.186.141)	(2.595.967)	(2.546.328)	(1.695.09
Impuesto a las Ganancias	(10.346.269)	(11.286.527)	(12.491.092)	(11.386.943)	(8.297.46
Resultado Ordinario	24.822.245	27.330.426	21.750.022	17.053.963	22.604.88
Resultados Extraordinarios	(11.430.000)	-	-	-	-
Resultado Neto – Ganancia	13.392.245	27.330.426	21.750.022	17.053.963	22.604.88

INDICES	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Liquidez	0,80	1,43	1,65	1,76	2,38
Endeudamiento	0,82	0,62	0,54	0,47	0,40

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS (miles de m3)	30.09.01	30.09.00	30.09.99	30.09.98	30.09.97
Volumen de gas natural disponible para la venta (1)	1.760.847	2.043.414	2.207.731	1.867.438	1.870.2
Volumen de ventas gas natural (1)	1.992.299	2.011.289	2.180.746	1.836.617	1.821.0€
Volumen de venta de gas propano indiluido por redes	26.936	25.219	20.580	18.895	20.62

(1) No incluye volumen de transporte a industrias.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 3 % con respecto al mismo período del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	25.021.426
Hasta 6 meses	3.134.467
Hasta 9 meses	12.042.627
Hasta 1 año	15.929.782
Hasta 2 años	14.815.247
Más de 2 años	2.069.292
	73.012.841

Deudas

De plazo vencido $32.448.444

b) Créditos:

Sin plazo establecido a la vista: $27.035.412

Deudas:

Sin plazo establecido a la vista: $26.205.153

c) Créditos a vencer:

	$
Hasta 3 meses	57.825.352
Hasta 6 meses	134.306
Hasta 9 meses	59.890
Hasta 1 año	25.924
De 1 a 2 años	743.622
A más de 2 años	238.144
	59.027.238

Deudas a vencer:

	$
Hasta 3 meses	126.737.603
Hasta 6 meses	9.305.256
Hasta 9 meses	473.250
Hasta 1 año	-
De 1 a 2 años	-
	136.516.109

4- Créditos:

	En moneda nacional		En moneda extranjera	
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan Intereses $
Cred. Ctes.	129.462.563	13.719.262	-	-
Cred.no Ctes.	3.350.344	12.543.322	-	-
Total	**132.812.907**	**26.262.584**	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan intereses $	No devengan Intereses $
Pas. Ctes.	43.682.334	-	1.820.228	133.385.095	1.980.86[illegible]
Pas. no Ctes.	76.586	1.777.775	-	-	12.446.82[illegible]
Total	**43.758.920**	**1.777.775**	**1.820.228**	**133.385.095**	**14.427.68[illegible]**

5- No aplicable.

6- No existen.

7- El monto incluido en el rubro Bienes de Cambio corresponde a Gas Natural; dada la poca significatividad y su alta rotación no se considera relevante la toma de inventarios físicos.

8- El criterio de valuación utilizado se encuentra explicado en la Nota 3 a los Estados Contables.

9- No existen.



10- No existen.

11- No existen.

12- Ver Nota 3.e, 3.f y 3.g a los Estados Contables.

13-

Rubros	Valor Asegurado $	Riesgo Cubierto	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles	12.694.481	Todo riesgo	
Subtotal	12.694.481		10.578.751
Instalaciones	2.254.131	Todo riesgo	6.555.383
Estaciones Reductoras	17.158.739	Todo riesgo	10.560.326
Equipos para proceso	31.578.535	Todo riesgo	4.712.533
Equipos de computación y comunicaciones	1.100.000	Todo riesgo	2.858.697
Rodados	128.800	Robo, incendio y destrucción.	996.825
Total Asegurado	**64.914.686**		**36.262.515**

14- No existen.

15- Ver Nota 14 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 31 de octubre de 2001

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS DEL SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales Nº 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 18 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I;

c) la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires.

En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora



Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas del Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas del Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. **ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISION LIMITADA**

Hemos examinado el balance trimestral de Camuzzi Gas del Sur S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 18 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas del Sur S.A. y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 3 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. **ALCANCE DEL TRABAJO**

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los

estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas del Sur S.A. y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 8 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 174.026.090.

4.3. Al 30 de septiembre de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 191.146, no siendo exigibles a dicha fecha.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Borrachowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

ACTA N° 60: En la ciudad de Buenos Aries, a los 31 días del mes de Octubre de 2001, siendo las 8,45 horas, se reúnen los miembros de la Comisión Fiscalizadora de **CAMUZZI GAS DEL SUR S.A.**, señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Alfonso de Laferrere quien manifiesta que el Directorio ha sometido para su consideración el Balance al 30 de septiembre de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones se redacta el siguiente informe: "**INFORME DE LA COMISION FISCALIZADORA** Señores Accionistas de CAMUZZI GAS DEL SUR S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. **I) DOCUMENTOS EXAMINADOS.** a) Balance al 30 de septiembre de 2001. b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001. c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001. d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001. e) Notas 1 a 18 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001. f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires. **II) ALCANCE DEL EXAMEN.** Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias

expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. En relación con la Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente. **III) MANIFESTACION DE LA COMISION FISCALIZADORA**: En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a)los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables; b)no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I; c)la Información adicional a las notas a

los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y d)Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001, Alfonso de Laferrere. Por Comisión Fiscalizadora." No habiendo más asuntos que tratar, se levantó la reunión siendo las 9,30 horas.

Laferrere Migg Lupp

ACTA N° 158: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 12,30 horas, se reúnen los Directores y Síndicos de CAMUZZI GAS DEL SUR S.A. que firman al pie, señores Directores Michael Morgan, Martín Juan Blaquier, Vicente Serra, José Luis Bianco, Gianni Fanin, Santiago Albarracín y Roberto Jimeno, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi. Preside la reunión el señor Presidente Michael Morgan quien advirtiendo que existe quórum suficiente, declara abierto el acto a los efectos de tratar el siguiente punto: 1) **Consideración de los Estados Contables al 30 de septiembre de 2001**: El señor Presidente informa que, como es de conocimiento de los presentes, se deben considerar los estados contables trimestrales al 30 de septiembre de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, el Directorio resolvió por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Origen y Aplicación de Fondos, Notas a los Estados Contables, Anexos a los Estados Contables, al 30 de septiembre de 2001, la Reseña Informativa y la información suministrada en cumplimiento del art. 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. No habiendo más asuntos que tratar, se levantó la sesión siendo las 13 horas.

Morgan Blaquier Serra

Bianco Fanin Albarracín

57



0 2 3 [illegible]

Buenos Aires, 02 de noviembre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Estados Contables al 30/09/01 de la sociedad controlada IV Invergas S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada IV Invergas S.A. correspondientes al período de nueve meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 12 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia suscripta en original por el señor Presidente de la sociedad controlada del acta de Directorio n° 23 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE NUEVE MESES

INICIADOS EL 1° DE ENERO DE 2001 Y 2000

Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



I.V. Invergas S.A.



I. V. Invergas S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: I.V. Invergas S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Inversión	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 23 de diciembre de 1998
	De las modificaciones (última): 30 de enero de 2001
No. de inscripción en la Inspección General de Justicia: 15.970	
Fecha de vencimiento del Estatuto o Contrato Social: 23 de diciembre de 2097	

Denominación de la sociedad controlante: Camuzzi Gas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal
Actividad principal: Prestación del servicio público de distribución de gas natural
Participación en el patrimonio y en los votos: 99,999972%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
3.512.000	Ordinarias Escriturales	1	3.512.000	3.512.000

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Balance Trimestral Consolidado al 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	6.408	186.492
Inversiones	41.059	45.950
Créditos por Ventas (Nota 3.b)	306.875	465.279
Otros Créditos (Nota 3.c)	533.366	287.816
Otros Activos (Nota 3.d)		86.400
Total del activo corriente	887.708	1.071.937
ACTIVO NO CORRIENTE		
Otros Créditos (Nota 3.c)	4.406.966	3.589.481
Bienes de Uso (Anexo "A")	112.191	97.333
Activos Intangibles	215.424	299.998
Otros Activos (Nota 3.d)	3.692.260	3.142.906
Total del activo no corriente	8.426.841	7.129.718
TOTAL DEL ACTIVO	9.314.549	8.201.655

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Cuentas por Pagar (Nota 3.e)	76.393	305.632
Préstamos (Nota 3.f)	114.975	45.894
Deudas Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas (Nota 4)	1.667.241	568.603
Deudas Fiscales (Nota 3.g)	570.478	447.881
Otros Pasivos (Nota 3.h)	174.602	180.729
Previsiones	82.859	82.859
Total del pasivo corriente	2.686.548	1.631.598
TOTAL DEL PASIVO	2.686.548	1.631.598
Participación de terceros en Sociedades Controladas	2	2
PATRIMONIO NETO	6.627.999	6.570.055
TOTAL DEL PASIVO Y PATRIMONIO NETO	9.314.549	8.201.655

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.



(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 3.l)	604.199	360.352
Costo de Ventas (Anexo "F")	(496.156)	(471.862)
Ganancia / (Pérdida) Bruta	108.043	(111.510)
Gastos de Comercialización	(382.316)	(144.354)
Gastos de Administración	(310.943)	(283.642)
(Pérdida) Operativa	(585.216)	(539.506)
Otros Ingresos y Egresos (Nota 3.j)	447.252	-
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	329.963	422.634
Generados por Pasivos	(84.539)	(2.737)
Impuesto a las Ganancias	-	(34.352)
Participación de terceros en Sociedades Controladas	-	1
Ganancia / (Pérdida) del Período	107.460	(153.960)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	53.123	2.918.821
(Disminución) de los fondos	(5.656)	(2.686.379)
Fondos al cierre del período	47.467	232.442
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	107.460	(153.960)
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	18.269	16.506
-Amortización de Activos Intangibles	100.190	92.380
-Valor Residual de Bajas de Bienes de Uso	10.542	4.918
-Compras devengadas no pagadas	16.276	41.279
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	438.248	512.520
-Aumento Previsión para Deudores Incobrables	252.213	79.096
-Disminución de Otros Activos	472.374	-
-Provisión Impuesto a los Ingresos Brutos	15.186	7.982
-Variación Deudas Fiscales	54.159	-
-Aumento de Otros Pasivos	-	16.747
	1.377.457	771.428
Menos: partidas que no representan orígenes de fondos		
-Disminución Previsión Deudores Incobrables	(47.491)	-
-Aumento de Otros Créditos	(932.225)	(545)
-Intereses Devengados y no Cobrados	(502.682)	(335.820)
-Ventas Devengadas y no Cobradas	(356.956)	(495.646)
-Disminución de Otros Pasivos	(1.906)	(5.600)
	(1.841.260)	(837.411)
Participación de terceros en Sociedades Controladas	-	(1)
Fondos (Aplicados) a las Operaciones	(356.343)	(219.944)
Otras Aplicaciones de Fondos		
-Disminución de Otros Pasivos	(4.314)	(148.761)
-Disminución Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	(270.086)
-Disminución de Deudas Fiscales	(21.132)	(400.309)
-Adquisición de Bienes de Uso	(44.584)	(75.606)
-Altas de Activos Intangibles	(46.760)	(123.259)
-Aumento de Otros Activos	(223.797)	(1.703.050)
-Disminución de Cuentas por Pagar	(561.125)	(286.724)
Total Otras Aplicaciones de Fondos	(901.712)	(3.007.804)
Total Aplicaciones de Fondos - Transporte	(1.258.055)	(3.227.748)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín [illegible]
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01	30.09.00
	$	$
Total Aplicaciones de Fondos - Transporte	(1.258.055)	(3.227.748)
<u>Orígenes de Fondos</u>		
-Disminución Créditos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	104.544	29.905
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	240.000	-
-Aumento Préstamos Financieros	114.975	45.894
-Disminución de Otros Créditos	440.487	58.485
-Disminución de Créditos por Ventas	352.393	407.105
Total Orígenes de Fondos	1.252.399	541.369
(Disminución) de los fondos	(5.656)	(2.686.379)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Lalanne
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Martín Sokolowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 178
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los estados contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los ejercicios finalizados en dichas fechas, con los estados contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Se han utilizado los Estados Contables de la sociedad controlada Distribuidora Gesell Gas S.A. al 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por I.V. Invergas S.A. para la elaboración de sus Estados Contables.

Adicionalmente, los criterios de valuación de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la controlante, son los siguientes:

a) Otros Créditos

- Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria, se financian con la contribución de mejoras, aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la ciudad de Villa Gesell.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

01433

NOTA 2: (Continuación)

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación se documenta a través de certificados de deuda, los cuales son emitidos por la subdistribuidora y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los créditos por contribución de mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

- Corrientes:

Al 30 de septiembre de 2000 corresponde a la Planta de almacenamiento y vaporización de GLP que fuera desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

- No Corrientes:

Corresponden a la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 5). Asimismo, se incluyen los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver Nota 2.a)

c) Bienes de Uso

Los Bienes de Uso incorporados hasta el 31 de agosto de 1995 han sido reexpresados a dicha fecha, mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netos de depreciaciones acumuladas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las depreciaciones se calculan siguiendo el método de la línea recta, cuya alícuota se determina en base a la vida útil asignada a los bienes.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en un período de tres años computados sobre base mensual.

e) Impuesto a la Ganancia Mínima Presunta

La Ley N° 25.063 estableció el impuesto a la ganancia mínima presunta por el término de diez ejercicios anuales. Este impuesto es complementario del impuesto a las ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta grava el 1% de la renta potencial de ciertos activos, siendo la obligación fiscal de la sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del impuesto a las ganancias a ser determinado dentro de los próximos diez períodos fiscales.

f) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

g) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos

	30.09.01 $	30.09.00 $
Caja y Fondo Fijo	5.348	13.800
Bancos	1.060	172.692
Total	6.408	186.492

b) Créditos por Ventas

	30.09.01 $	30.09.00 $
Deudores por Ventas	229.870	445.202
Créditos a Recuperar de Usuarios – Producer Price Index	63.948	-
Consumos de Gas no Facturados	85.030	91.258
Subtotal	378.848	536.460
Menos: Previsión Deudores Incobrables	(71.973)	(71.181)
Total	306.875	465.279

c) Otros Créditos
- Corrientes:

	30.09.01 $	30.09.00 $
Créditos por Contribución de Mejoras (Nota 2.a)	420.155	248.692
Anticipo del Impuesto a las Ganancias (Nota 6)	38.729	32.377
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias (Nota 6)	199.049	88.418
Diversos	17.101	12.887
Subtotal	675.034	382.374
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(141.668)	(94.558)
Total - Transporte	533.366	287.816

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
Total Otros Créditos Corrientes - Transporte	533.366	287.816
- No Corrientes:		
Créditos por Contribución de Mejoras (Nota 2.a)	5.872.155	4.782.175
Depósitos en Garantía	2.850	2.850
Subtotal	5.875.005	4.785.025
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.468.039)	(1.195.544)
Total	4.406.966	3.589.481
Total Otros Créditos	4.940.332	3.877.297
d) Otros Activos		
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y Nota 5)	3.692.260	3.142.906
Total	3.692.260	3.142.906
Total Otros Activos	3.692.260	3.229.306
e) Cuentas por pagar		
Proveedores	51.913	305.632
Deuda a pagar - Producer Price Index	24.480	-
Total	76.393	305.632
f) Préstamos		
Adelantos en Cuenta Corriente	114.975	45.894
Total	114.975	45.894

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

g) Deudas Fiscales

	30.09.01 $	30.09.00 $
Impuesto al Valor Agregado	463.856	335.828
Provisión Impuesto sobre los Ingresos Brutos	15.186	13.508
Provisión Impuesto a la Ganancia Mínima Presunta (Nota 6)	84.078	88.418
Impuestos Provinciales y Municipales	7.358	6.653
Retenciones del Impuesto a las Ganancias	-	3.474
Total	570.478	447.881

h) Otros Pasivos

Consumidores por Déposito en Garantía	1.150	2.481
Bonificaciones a otorgar	950	-
Otras Cuentas por Pagar	172.502	178.248
Total	174.602	180.729

Estado de Resultados

i) Ventas Netas

Ventas de Gas	627.044	399.007
Ventas de Otros Conceptos	29.724	12.178
Impuestos Directos sobre Ventas	(52.569)	(50.833)
Total	604.199	360.352

j) Otros Ingresos y Egresos

Resultado por Contribución de Mejoras	868.132	-
Costo por Construcción de Red	(472.694)	-
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	4.323	-
Total Otros Ingresos y Egresos - Ganancia	447.252	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: (Continuación)

k) Resultados Financieros y por Tenencia	30.09.01 $	30.09.00 $
Generados por Activos		
Intereses	325.271	398.382
Renta de Títulos y Acciones	-	24.198
Diversos	4.692	54
Total	329.963	422.634
Generados por Pasivos		
Intereses Financieros	(83.657)	(2.629)
Intereses por Deudas Fiscales	(882)	(108)
Total	(84.539)	(2.737)
Resultados Financieros Netos - Ganancia	245.424	419.897

NOTA 4: **OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550 Y SOCIEDADES RELACIONADAS**

Resultados - Ganancia / (Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas Pampeana S.A.		
-Compra de gas natural	(329.697)	(295.355)
-Servicios administrativos y de personal	(205.382)	(173.019)
-Reintegro gastos de administración	(7.662)	(32.542)
-Diversos	(81.378)	(1.800)
Sodigas Sur S.A.		
-Servicios administrativos y de personal	(11.898)	-
Otras Operaciones		
Camuzzi Gas Pampeana S.A.		
-Adquisición de materiales de almacén	(37.553)	(22.539)
-Servicios administrativos y de personal	-	(19.377)
-Reintegro gastos de administración	-	(85.944)
-Préstamos recibidos	(490.000)	(400.000)

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
Camuzzi Gas del Sur S.A.		
-Servicios administrativos y de personal	-	(2.718)
Deudas		
- Camuzzi Gas Pampeana S.A.	1.655.343	568.603
- Sodigas Sur S.A.	11.898	-
Total	1.667.241	568.603

NOTA 5: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de septiembre de 2001. (Ver Nota 2.a).

Asimismo, se incluyen $ 126.798 en Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b y Nota 3.d).

NOTA 6: IMPUESTO A LAS GANANCIAS Y GANANCIA MINIMA PRESUNTA DE LA SOCIEDAD CONTROLADA

Al 30 de septiembre de 2001, la Sociedad Controlada como contribuyente del Impuesto a las Ganancias ha generado un quebranto impositivo de aproximadamente $ 1.442.000 que podrá ser compensado con futuras utilidades impositivas.

Tal como se menciona en Nota 2.e y Nota 3.c y 3.g, Distribuidora Gesell Gas S.A., debe pagar el Impuesto a la Ganancia Mínima Presunta.

Dicho pago puede ser computado como pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 6: (Continuación)

En virtud de las proyecciones efectuadas por la Sociedad Controlada, la Gerencia estima la absorción del quebranto impositivo. En consecuencia, el importe a pagar correspondiente al impuesto a la ganancia mínima presunta ha sido reconocido como un crédito.

NOTA 7: CAPITALIZACION DE APORTES IRREVOCABLES DE LA SOCIEDAD CONTROLADA

Con fecha 2 de noviembre de 1999 la Sociedad Controlada recibió $ 3.500.000 de I.V. Invergas S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	DEPRECIACIONES Acumuladas al comienzo del ejercicio $	DEPRECIACIONES Del período Monto $	DEPRECIACIONES Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Instalaciones	410	-	-	-	410	82	30	112	298	338
Maquinarias y Equipos	11.081	3.130	-	-	14.211	1.277	1.068	2.343	11.868	10.081
Rodados	47.169	-	-	-	47.169	15.166	7.075	22.241	24.928	34.382
Muebles y Útiles	3.259	-	-	-	3.259	652	244	896	2.363	2.689
Medidores para Gas	19.169	-	28.874	-	48.063	816	1.442	2.258	45.805	15.594
Equipos de Computación	13.914	-	-	-	13.914	9.276	3.479	12.755	1.159	5.797
Equipos de Comunicación	1.070	290	-	-	1.360	428	204	632	728	695
Mejoras sobre inmuebles de terceros	30.460	-	-	-	30.460	5.777	4.727	10.504	19.956	26.259
Redes de Distribución	-	950	-	-	950	-	2	2	948	-
Materiales en Almacenes	2.390	41.164	(28.874)	(10.542)	4.138	-	-	-	4.138	1.518
TOTAL AL 30.09.01	128.942	45.534	-	(10.542)	163.934	33.474	18.269	51.743	112.191	-
TOTAL AL 30.09.00	51.918	78.007	-	(4.918)	125.007	11.168	16.506	27.874	-	97.333

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ CIA.
Reg. De Asoc. Prof. Universitarios
C.P.C.E. Cap. Fec. To. 1 Fo. 77

Martín Baquero
Presidente

I.V. Invergas S.A. y Subsidiaria

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Costo de Ventas Consolidado

ANEXO "F"

	30.09.01 $	30.09.00 $
Existencia al Inicio del ejercicio	-	-
Más:		
Compras de gas	347.186	312.866
Gastos Operativos	148.970	158.996
Menos:		
Existencia al cierre del período	-	-
COSTO DE VENTAS	496.156	471.862

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

ACTIVO	30.09.01 $	30.09.00 $	PASIVO	30.09.01 $	30.09.00 $
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	2.348	11.300	Cuentas por Pagar (Nota 3.c)	3.627	8.728
Inversiones (Anexo "D")	41.059	45.950	Deudas Sociedades Art. 33 Ley 19.550 (Nota 5)	9.935	8.767
Otros Créditos (Nota 3.b)	12.715	12.545	Otros Pasivos (Nota 3.d)	12.798	12.398
Total del activo corriente	56.122	69.795	Total del pasivo corriente	26.360	29.893
ACTIVO NO CORRIENTE					
Inversiones (Anexo "C")	6.598.237	6.530.153			
Total del activo no corriente	6.598.237	6.530.153			
			TOTAL DEL PASIVO	26.360	29.893
			PATRIMONIO NETO (Según estado respectivo)	6.627.999	6.570.055
TOTAL DEL ACTIVO	6.654.359	6.599.948	TOTAL DEL PASIVO Y PATRIMONIO NETO	6.654.359	6.599.948

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Lafarrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Bordchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.

Estado de Resultados

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

	30.09.01 $	30.09.00 $
Resultado por Participación en Sociedades Controladas - Ganancia / (Pérdida)	112.676	(129.986)
Gastos de Administración (Anexo "H")	(11.264)	(24.924)
Otros Ingresos (Nota 3.e)	2.205	-
Resultados Financieros y por Tenencia (Nota 3.f) Generados por Activos	3.843	950
Ganancia / (Pérdida) del Período	107.460	(153.960)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS		
	Capital Social (Notas 8 y 9) $	Aportes Irrevocables (Nota 9) $	Total $	Reserva Legal $	Resultados no Asignados $	Total del Patrimonio Neto $
Saldos al 01.01.00	12.000	5.335.000	5.347.000	-	1.377.015	6.724.015
• Resolución de la Asamblea General Ordinaria y Extraordinaria de Accionistas del 07.04.00 (Nota 9):						
- Reserva Legal	-	-	-	3.498	(3.498)	-
- Capitalización de Aportes Irrevocables	3.500.000	(3.500.000)	-	-	-	-
• Resultado del período de nueve meses - (Pérdida)	-	-	-	-	(153.960)	(153.960)
Saldos al 30.09.00	3.512.000	1.835.000	5.347.000	3.498	1.219.557	6.570.055
• Resultado del período complementario de tres meses - (Pérdida)	-	-	-	-	(49.516)	(49.516)
Saldos al 01.01.01	3.512.000	1.835.000	5.347.000	3.498	1.170.041	6.520.539
• Resultado del período de nueve meses - Ganancia	-	-	-	-	107.460	107.460
Saldos al 30.09.01	3.512.000	1.835.000	5.347.000	3.498	1.277.501	6.627.999

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	50.410	-
(Disminución) / Aumento de los fondos	(7.003)	57.250
Fondos al cierre del período	43.407	57.250
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	107.460	(153.960)
Más: partidas que no representan erogación de fondos		
-Resultado por participación Sociedades Controladas	-	129.986
-Deudas Soc. Art. 33 Ley 19.550 y Soc. relacionadas	945	2.955
-Compras Devengadas y no Pagadas	38	6.416
-Aumento de Otros Pasivos	-	12.398
	983	151.755
Menos: partidas que no representan orígenes de fondos		
-Aumento de Otros Créditos	(657)	(545)
-Disminución de Otros Pasivos	(1.906)	-
-Resultado por participación Sociedades Controladas	(112.676)	-
	(115.239)	(545)
Fondos Aplicados a las Operaciones	(6.796)	(2.750)
Otras Orígenes de Fondos		
-Dividendos cobrados	-	60.000
Total Orígenes de Fondos	-	60.000
Aplicaciones de Fondos		
-Disminución de Proveedores	(207)	-
Total Aplicaciones de Fondos	(207)	-
(Disminución) / Aumento de los fondos	(7.003)	57.250

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 76 Fo. 173
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACIÓN

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Inversiones

Corrientes:

Corresponden a depósitos a plazo fijo, los cuales se encuentran valuados a su monto original más los intereses devengados al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada Distribuidora Gesell Gas S.A., de la cual se posee el 99,999972 % del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Se detalla a continuación la información relevante de la sociedad controlada:

Nombre: Distribuidora Gesell Gas S.A.
Fecha de cierre: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30.09.01
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de I.V. Invergas S.A.: 99,999972%
Patrimonio Neto al 30.09.01 de Distribuidora Gesell Gas S.A.: $ 6.598.239

c) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

d) Patrimonio Neto

El Capital Social y los Aportes Irrevocables han sido expresados a su valor nominal.

Los movimientos de las cuentas de patrimonio neto se expresan en moneda corriente del período a que corresponden.

e) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos. Adicionalmente, para la presentación del Estado de Resultados se ha adoptado la Alternativa C de la Resolución Técnica N° 9 de la F.A.C.P.C.E.

f) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 2: **(Continuación)**

g) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los presentes Estados Contables.

NOTA 3: **COMPOSICION DE LOS RUBROS**

Balance Trimestral	30.09.01 $	30.09.00 $
a) Caja y Bancos		
Caja (Anexo "G")	2.348	11.300
Total	2.348	11.300
b) Otros Créditos		
Créditos Fiscales	715	-
Diversos	12.000	12.545
Total	12.715	12.545
c) Cuentas por pagar		
Proveedores	3.627	8.728
Total	3.627	8.728
d) Otros Pasivos		
Otras Cuentas por pagar	12.798	12.398
Total	12.798	12.398

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: *(Continuación)*

Estado de Resultados	30.09.01 $	30.09.00 $
e) Otros Ingresos		
Diversos	2.205	-
Total	2.205	-
f) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.843	950
Total	3.843	950

NOTA 4: PLAZOS DE CREDITOS Y PASIVOS

La composición de créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Otros Créditos $
A vencer		
1er. Trimestre	41.059	-
Subtotal	41.059	-
De plazo vencido	-	-
Sin plazo establecido	-	12.715
Total	41.059	12.715
Que no devengan interés	-	12.715
A tasa fija	41.059	-
Total al 30.09.01	41.059	12.715
Total al 30.09.00	45.950	12.545

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: **(Continuación)**

Pasivos

	Cuentas por Pagar $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Pasivos $
A vencer			
1er. Trimestre	643	9.935	-
Subtotal	643	9.935	-
De plazo vencido	210	-	-
Sin plazo establecido	2.774	-	12.798
Total	3.627	9.935	12.798
Que no devengan interés	3.627	9.935	12.798
Total al 30.09.01	3.627	9.935	12.798
Total al 30.09.00	8.728	8.767	12.398

NOTA 5: **OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550**

Resultados - (Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas Pampeana S.A.		
-Servicios administrativos y de personal	(2.415)	(2.811)
-Reintegro de gastos de administración	-	(144)
Sodigas Sur S.A.		
-Servicios administrativos	(420)	
Deudas		
- Camuzzi Gas Pampeana S.A.	9.515	8.767
- Sodigas Sur S.A.	420	-
Total	9.935	8.767

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 6: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto, Suscripto e Integrado	12.000	18.12.98	Acta Constitutiva	23.12.98
Inscripto, Suscripto e Integrado	3.500.000	07.04.00	Asamblea Ordinaria y Extraordinaria de Accionistas	22.06.00

NOTA 7: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 8: QUEBRANTO IMPOSITIVO

Al 30 de septiembre de 2001 los quebrantos impositivos ascienden aproximadamente a $ 40.000 y podrán ser compensados con utilidades impositivas de ejercicios futuros, de acuerdo a la legislación vigente.

NOTA 9: CAPITALIZACION DE APORTES IRREVOCABLES

Con fecha 2 de noviembre de 1999 la Sociedad recibió $ 3.500.000 de Camuzzi Gas Pampeana S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de septiembre de 2001 y 2000
Inversiones, Acciones, Debentures y Otros Títulos Emitidos en Serie
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor			% de Participación sobre el Capital Social
					Actividad Principal	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes								
Distribuidora Gesell Gas S.A.	3.577.999	5.335.000	6.598.237	6.598.237	Subdistribución de Gas	3.578.000	6.598.239	99,999972
Total al 30.09.01		5.335.000	6.598.237	6.598.237				
Total al 30.09.00		5.335.000	6.530.153	6.530.153				

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de septiembre de 2001 y 2000
Otras Inversiones

Anexo "D"

Cuenta Principal y Características	Valor Registrado	
	al 30.09.01 $	al 30.09.00 $
Inversiones Corrientes		
Depósitos a Plazo Fijo	41.059	45.950
TOTAL	41.059	45.950

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Balance Trimestral al 30 de septiembre de 2001 y 2000

Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Monto de la moneda extranjera U$S	Cambio Vigente	Monto en moneda local	
			30.09.01 $	30.09.00 $
Activo Corriente				
Caja y Bancos				
Caja	1.406	1,000	1.406	-
Total del Activo Corriente			1.406	-
Total del Activo			1.406	-

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Información requerida por el art. 64 Inc. b) de Ley N° 19.550

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Total al 30.09.01 $	Gastos de Administración $	Total al 30.09.00 $
Honorarios por Servicios	10.270	10.270	22.343
Gastos Generales	187	187	81
Impuestos y Tasas	807	807	2.500
Totales al 30.09.01	11.264	11.264	-
Totales al 30.09.00	-	24.924	24.924

Inicialado a efectos de su identificación con nuestro Informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

El resultado del período económico finalizado el 30 de septiembre de 2001 muestra una ganancia neta de $ 107.460. Debemos remarcar que dadas las características de nuestra Empresa, los resultados aquí presentados están fuertemente influenciados por los de nuestra controlada Distribuidora Gesell Gas S.A..

ESTRUCTURA PATRIMONIAL CONSOLIDADA

	30.09.01 $	30.09.00 $
Activo corriente	887.708	1.071.937
Activo no corriente	8.426.841	7.129.718
Total	9.314.549	8.201.655
Pasivo corriente	2.686.548	1.631.598
Subtotal	2.686.548	1.631.598
Participación de terceros en Sociedades Controladas	2	2
Patrimonio neto	6.627.999	6.570.055
Total	9.314.549	8.201.655

ESTRUCTURA DE RESULTADOS

	30.09.01 $	30.09.00 $
Pérdida Operativa	(585.216)	(539.506)
Otros ingresos y egresos	447.252	-
Resultados financieros y por tenencia	245.424	419.897
Participación de terceros en Sociedades Controladas	-	1
Impuesto a las Ganancias	-	(34.352)
Ganancia / (Pérdida) del período	107.460	(153.960)

INDICES	30.09.01 $	30.09.00 $
Liquidez	0,33	0,66
Endeudamiento	0,41	0,25

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001

El Directorio hace suyos los comentarios vertidos en la Reseña Informativa de nuestra Sociedad Controlada Distribuidora Gesell Gas S.A., la que se adjunta a la presente.

Buenos Aires, 31 de octubre de 2001.

Martín Baquier
Presidente

Distribuidora Gesell Gas S.A.
Reseña informativa
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERÍODO

Las ventas brutas del período ascendieron a Pesos 0,66 millones.

El costo de compra de gas fue de Pesos 0,35 millones, para este período.

Durante el período se incorporaron 417 nuevos clientes, llegando al total de 2.701 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 18,25%, neto de los cierres por falta de pago efectuados.

Durante el período, se continuó con la instalación de cañerías y servicios de distribución a efectos de ampliar la red existente.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los Pesos 0,05 millones durante el período.

ESTRUCTURA PATRIMONIAL

	30.09.01 $	30.09.00 $
Activo corriente	831.586	1.002.142
Activo no corriente	8.426.841	7.129.718
Total	9.258.427	8.131.860
Pasivo corriente	2.660.188	1.601.705
Pasivo no corriente	-	-
Subtotal	2.660.188	1.601.705
Patrimonio neto	6.598.239	6.530.155
Total	9.258.427	8.131.860

Distribuidora Gesell Gas S.A.
Reseña informativa

ESTRUCTURA DE RESULTADOS

	30.09.01 $	30.09.00 $
Pérdida operativa	(573.952)	(514.582)
Otros ingresos	445.047	-
Resultados financieros y por tenencia	241.581	418.947
Impuesto a las Ganancias	-	(34.352)
Ganancia / (Pérdida) del Período	112.676	(129.987)

DATOS ESTADISTICOS

INDICES	30.09.01 $	30.09.00 $
Liquidez	0,31	0,63
Endeudamiento	0,40	0,25

COMENTARIO SOBRE LAS PERSPECTIVAS DEL RESTO DEL EJERCICIO 2001.

La Gerencia de la Compañía se encuentra elaborando un plan operativo basado en una agresiva política de incorporación de clientes que conjuntamente con las inversiones previstas, le permitirán a la Sociedad un crecimiento sostenido.

Buenos Aires, 31 de octubre de 2001

Martín Blaquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
I.V. INVERGAS S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 9 y Anexos C, D, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos

intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
I.V. Invergas S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de I.V. Invergas S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de I.V. Invergas S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 9 y cuadros anexos C, D, G y H.

Asimismo, hemos examinado el balance trimestral consolidado de I.V. Invergas S.A y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 7 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente

inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de I.V. Invergas S.A y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 6 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 3.512.000.

4.3. Al 30 de septiembre de 2001 no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

ACTA N° 12: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 8,10 horas, se reúnen los miembros de la Comisión Fiscalizadora de **I.V. INVERGAS S.A.**, señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Presidente, Dr. Alfonso de Laferrere, quien manifiesta que el Directorio ha sometido para su consideración el Balance la 30 de septiembre de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones, se redacta el siguiente informe: "**INFORME DE LA COMISION FISCALIZADORA** Señores Accionistas de I.V. INVERGAS S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. **I) DOCUMENTOS EXAMINADOS.** a) Balance al 30 de septiembre de 2001. b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001. c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001. d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001. e) Notas 1 a 9 y Anexos C, D, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001. **II) ALCANCE DEL EXAMEN.** Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de

una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. **III) MANIFESTACIONES DE LA COMISION FISCALIZADORA.** En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables; b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001. Alfonso de Laferrere. Por Comisión Fiscalizadora. No habiendo más asuntos que tratar, se levantó la reunión siendo las 8,20 horas.

ACTA N° 23: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 10,50 horas, se reúnen los Directores y Síndicos de I. V. INVERGAS S.A., señores Directores Martín Juan Blaquier, George Michael Morgan y Vicente Serra, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Toma la palabra el señor Presidente Martín Juan Blaquier, quien advirtiendo que existe quórum suficiente declara abierto el acto a los efectos de tratar el siguiente punto: **Consideración de los Estados Contables al 30 de septiembre de 2001**: Se informó a los presentes que se deben considerar los estados contables trimestrales al 30 de septiembre de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, los señores Directores resuelven por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estados de Origen y Aplicación de Fondos, Notas de los Estados Contables, Anexos a los Estados Contables, al 30 de septiembre de 2001, y la Reseña Informativa. No teniendo otros temas que tratar se levantó la reunión siendo las 11,10 horas.

50


Camuzzi
Gas del Sur

023671

Buenos Aires, 02 de noviembre de 2001

Señores
Comisión Nacional
de Valores
Presente

Ref.: Estados Contables al 30/09/01 de la sociedad controlada CS Sur S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el Capítulo XXIII de la RG 368, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada CS Sur S.A. finalizados el 30 de septiembre de 2001, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 1 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida; y

(iii) copia suscripta en original del acta de Directorio n° 3 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES AL PERIODO
INICIADO EL 27 DE JUNIO DE 2001
Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2001



CS Sur S.A.



CS Sur S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001	
Expresados en pesos (Nota 2)	
Denominación: CS Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Comercialización de gas licuado en garrafas y/o cilindros y/o a granel	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 29 de junio de 2001
	De las modificaciones (última): 18 de septiembre de 2001
No. de inscripción en la Inspección General de Justicia: 8.399	
Fecha de vencimiento del Estatuto o Contrato Social: 29 de junio de 2100	

Denominación de la sociedad controlante: Camuzzi Gas del Sur S.A.
Domicilio legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal
Actividad principal: Prestación del servicio público de distribución de gas natural
Participación en el patrimonio y en los votos: 100%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
12.000	Ordinarias Escriturales	1	12.000	3.000

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

CS Sur S.A.
Número de Registro en la Inspección General de Justicia: 8.399
Balance Trimestral al 30 de septiembre de 2001
(Notas 1 a 4)

	30.09.01 $		30.09.01 $
ACTIVO		PASIVO	
ACTIVO CORRIENTE			
Caja y Bancos (Nota 5.a)	3.000		
Otros Créditos (Nota 5.b)	9.000		
Total del activo corriente	12.000		
		TOTAL DEL PASIVO	-
		PATRIMONIO NETO (Según estado respectivo)	12.000
TOTAL DEL ACTIVO	12.000	TOTAL DEL PASIVO Y PATRIMONIO NETO	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

01474

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. ~~Fed. To.~~ 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Evolución del Patrimonio Neto

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

(Notas 1 a 4)

	APORTE DE LOS PROPIETARIOS		
	Capital Social (Notas 1 y 7) $	Total $	Total del Patrimonio Neto $
Saldos al inicio del ejercicio	12.000	12.000	12.000
Saldos al 30.09.01	12.000	12.000	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Alfonso de Laferrere
por Comisión Fiscalizadora

Martín Blaquier
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Origen y Aplicación de Fondos

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

(Notas 1 a 4)

	30.09.01
VARIACION DE LOS FONDOS	$
Fondos al inicio del ejercicio	-
Aumento de fondos	3.000
Fondos al cierre del período	3.000
<u>Orígenes de Fondos</u>	
<u>Otros Orígenes de Fondos</u>	
- Integración de Capital Social	3.000
Total Otros Orígenes de Fondos	3.000
Total Orígenes	3.000
Aumento de Fondos	3.000

Las notas que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

CS Sur S.A.
Notas a los Estados Contables Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

NOTA 1: **CONSTITUCION DE LA SOCIEDAD**

Con fecha 27 de junio de 2001 se constituyó la Sociedad, suscribiéndose un capital de $ 12.000 y habiéndose integrado en dicha fecha el 25% del mismo. La Sociedad fue inscripta en la Inspección General de Justicia el 29 de junio de 2001.

Los presentes Estados Contables corresponden al período iniciado el 27 de junio de 2001, fecha de constitución de la Sociedad y finalizado el 30 de septiembre de 2001.

NOTA 2: **BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES**

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

La Sociedad no presenta Estado de Resultados debido a que no se registraron operaciones durante el período.

Los presentes Estados Contables y sus notas se presentan en pesos.

NOTA 3: **CRITERIOS DE VALUACION**

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 son los siguientes:

a) Activos en moneda nacional

Los activos en moneda nacional están expresados por su valor nominal al cierre del período.

b) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

c) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 4: OBJETO DE LA SOCIEDAD

El objeto principal de la Sociedad es la comercialización de gas licuado en garrafas y/o cilindros y/o a granel.

NOTA 5: COMPOSICION DE LOS RUBROS

Balance Especial	30.09.01 $
a) Caja y Bancos	
Caja	3.000
Total	3.000
b) Otros Créditos	
- Corrientes	
Diversos	9.000
Total	9.000

NOTA 6: PLAZOS DE CREDITOS

La composición de créditos según el plazo estimado de cobro es la siguiente:

Activos

	Otros Créditos $
A vencer	
1er. Trimestre	9.000
Subtotal	9.000
Total	9.000
Que no devengan interés	9.000
Total al 30.09.01	9.000

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto y Suscripto	12.000	27.06.01	Acta Constitutiva	29.06.01
Integrado	3.000	27.06.01	Acta Constitutiva	29.06.01

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

CS Sur S.A.
Reseña informativa
Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

ESTRUCTURA PATRIMONIAL

	30.09.01 $
Activo corriente	12.000
Activo no corriente	-
Total	12.000
Pasivo corriente	-
Pasivo no corriente	-
Subtotal	-
Patrimonio neto	12.000
Total	12.000

Buenos Aires, 31 de octubre de 2001.

Martín Blaquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CS SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de CS Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de evolución del patrimonio neto por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

c) Estado de origen y aplicación de fondos por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

d) Notas 1 a 7 correspondientes al período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada

consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que a partir de nuestra designación según Asamblea General Extraordinaria de Accionistas de fecha 27 de agosto de 2001, hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Informe de Revisión Limitada

Harteneck, López y Cía
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso
C1107AAF Ciudad de Buenos Air
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Al Señor Presidente y Señores Directores de
CS Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de CS Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de CS Sur S.A. al 30 de septiembre de 2001, los estados de evolución del patrimonio neto y de origen y aplicación de fondos por el período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001, con sus notas 1 a 7 y la reseña informativa.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto e inscripto asciende a $ 12.000, encontrándose $ 9.000 pendiente de integración.

4.3. Al 30 de septiembre de 2001, no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

ACTA N° 1: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 8,20 horas, se reúnen los miembros de la Comisión Fiscalizadora de **CS Sur S.A.**, señores Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Abre el acto el señor Presidente, Dr. Alfonso de Laferrere, quien manifiesta que el Directorio ha sometido para su consideración el Balance la 30 de septiembre de 2001, por lo que se debe proceder a emitir el Informe de la Comisión Fiscalizadora respectivo. Luego de un breve intercambio de opiniones, se redacta el siguiente informe: "**INFORME DE LA COMISION FISCALIZADORA** Señores Accionistas de CS SUR S.A. En nuestro carácter de miembros de la Comisión Fiscalizadora de CS Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II. **I) DOCUMENTOS EXAMINADOS** a) Balance al 30 de septiembre de 2001. b) Estado de evolución del patrimonio neto por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001. c) Estado de origen y aplicación de fondos por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001. d) Notas 1 a 7 correspondientes al período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001. **II)ALCANCE DEL EXAMEN** Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales. Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados

contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio. **III) MANIFESTACIONES DE LA COMISION FISCALIZADORA** En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que: los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables; no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. Manifestamos asimismo, que a partir de nuestra designación según Asamblea General Extraordinaria de Accionistas de fecha 27 de agosto de 2001, hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas. Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001. Alfonso de Laferrere. Por Comisión Fiscalizadora." No habiendo más asuntos que tratar, se levantó la reunión siendo las 8,30 horas.

ACTA N° 3: En la ciudad de Buenos Aires, a los 31 días del mes de octubre de 2001, siendo las 11,10 horas, se reúnen los Directores y Síndicos de CS SUR S.A., señores Directores Martín Juan Blaquier, George Michael Morgan y Vicente Serra, y los señores Síndicos Alfonso de Laferrere, Héctor Maggi y Hugo Luppi, que firman al pie de la presente. Toma la palabra el señor Presidente Martín Juan Blaquier, quien advirtiendo que existe quórum suficiente declara abierto el acto a los efectos de tratar el siguiente punto: **Consideración de los Estados Contables al 30 de septiembre de 2001**: Se informó a los presentes que se deben considerar los estados contables trimestrales al 30 de septiembre de 2001, la Reseña Informativa, y tomar conocimiento del Informe de la Comisión Fiscalizadora y del Informe del Contador Público sobre los referidos Estados Contables. Luego de una breve deliberación, los señores Directores resuelven por unanimidad aprobar la siguiente documentación: Balance, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estados de Origen y Aplicación de Fondos, Notas de los Estados Contables, Anexos a los Estados Contables, al 30 de septiembre de 2001, y la Reseña Informativa. No teniendo otros temas que tratar se levantó la reunión siendo las 11,30 horas.

59


Camuzzi
Gas Pampeana

Buenos Aires, 02 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de seis meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional. Se adjuntan asimismo tres copias simples de la referida documentación.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 66 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia debidamente suscripta en original del acta de Directorio n° 163 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS
PERIODOS DE NUEVE MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



CAMUZZI GAS PAMPEANA S.A.



Camuzzi Gas Pampeana S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos	
Denominación: Camuzzi Gas Pampeana S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 4 de julio de 1996
No. de inscripción en la Inspección General de Justicia: 11.674	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Pampeana S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 86,091962%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
169.973.335	Ordinarias Escriturales Clase A	1	169.973.335	169.973.335
132.853.609	Ordinarias Escriturales Clase B	1	132.853.609	132.853.609
30.454.105	Ordinarias Escriturales Clase C	1	30.454.105	30.454.105
333.281.049			333.281.049	333.281.049

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	5.683.942	2.272.633
Inversiones	13.335.898	1.474.271
Créditos por Ventas (Nota 3.b)	93.485.299	104.152.688
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	3.040.158	981.083
Otros Créditos (Nota 3.c)	5.557.556	4.642.035
Bienes de Cambio (Anexo "F")	-	198.962
Otros Activos (Nota 3.d)	-	86.400
Total del activo corriente	121.102.853	113.808.052
ACTIVO NO CORRIENTE		
Créditos por Ventas (Nota 3.b)	27.034.482	858.906
Otros Créditos (Nota 3.c)	21.367.450	23.520.756
Bienes de Uso (Anexo "A")	508.613.632	505.493.504
Activos Intangibles	2.205.198	1.666.125
Otros Activos (Nota 3.d)	3.648.860	3.198.763
Total del activo no corriente	562.869.622	534.736.054
TOTAL DEL ACTIVO	683.972.475	648.544.106

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 3.e)	44.864.532	44.563.718
Préstamos (Nota 3.f)	108.813.809	3.859.990
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	4.278.572	4.385.218
Remuneraciones y Cargas Sociales (Nota 3.g)	4.051.164	3.708.608
Deudas Fiscales (Nota 3.h)	26.768.852	27.725.015
Otros Pasivos (Nota 3.i)	7.475.559	7.780.821
Previsiones	4.543.847	2.876.167
Total del pasivo corriente	200.796.335	94.899.537
PASIVO NO CORRIENTE		
Proveedores (Nota 3.e)	8.960.427	-
Préstamos (Nota 3.f)	-	79.443.000
Otros Pasivos (Nota 3.i)	10.779.531	10.720.648
Total del pasivo no corriente	19.739.958	90.163.648
TOTAL DEL PASIVO	220.536.293	185.063.185
Participación de Terceros en Sociedades Controladas	4	3
PATRIMONIO NETO	463.436.178	463.480.918
TOTAL DEL PASIVO Y PATRIMONIO NETO	683.972.475	648.544.106

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

01493

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 3.j)	285.828.807	283.105.663
Costo de Ventas (Anexo "F")	(211.390.372)	(208.219.510)
Ganancia Bruta	74.438.435	74.886.153
Gastos de Comercialización	(8.607.322)	(8.702.620)
Gastos de Administración	(17.733.577)	(14.689.821)
Ganancia Operativa	48.097.536	51.493.712
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 3.l)	709.937	(483.319)
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	4.211.554	3.771.483
Generados por Pasivos	(6.196.253)	(5.359.838)
Impuesto a las Ganancias	(16.913.660)	(18.913.917)
Participación de Terceros en Sociedades Controladas	-	2
Ganancia Ordinaria	29.909.114	30.508.123
Resultados Extraordinarios (Pérdida) (Nota 3.m)	-	(297.771)
Ganancia del Período	**29.909.114**	**30.210.352**

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	8.980.623	17.957.590
Aumento / (Disminución) de los fondos	10.011.586	(14.272.761)
Fondos al cierre del período	18.992.209	3.684.829
Origenes de Fondos		
Ganancia ordinaria del período	29.909.114	30.508.123
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	16.331.272	15.630.183
-Amortización de Activos Intangibles	597.011	447.780
-Valor residual de bajas de Bienes de Uso	1.986.988	2.393.492
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	1.245.152	2.514.619
-Honorarios por Asistencia y Gestión Financiera	50.000	50.000
-Honorarios y gastos Soc. Art. 33 y Soc. relacionadas	76.887	76.301
-Contrato de Asistencia Técnica	3.933.093	3.952.797
-Variación Soc. Art. 33 y Sociedades relacionadas	-	1.555.125
-Intereses Devengados a Pagar	2.255.834	2.164.096
-Compras Devengadas y no Pagadas	45.742.718	42.796.566
-Provisión Impuesto a las Ganancias	16.913.660	18.879.565
-Provisión Impuesto al costo del endeudamiento empresario	184.958	324.614
-Provisión Impuesto a los Ingresos Brutos	4.032.885	4.992.891
-Aumento Previsión Deudores Incobrables	1.201.371	1.486.779
-Aumento Previsión para Juicios	1.085.963	379.988
	95.637.792	97.644.796
Menos: partidas que no representan origenes de fondos		
-Intereses devengados y no cobrados	(502.682)	(335.620)
-Recupero Previsión para Incobrables	(47.491)	-
-Recupero de Gastos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(2.609.177)	(833.095)
-Ventas devengadas y no cobradas	(100.456.767)	(93.393.003)
-Ventas Soc. Art. 33 Ley N° 19550 y Soc. Relacionadas	(418)	(461.684)
	(103.616.535)	(95.023.402)
-Participación de Terceros en Sociedades Controladas	-	(2)
Fondos Originados en las Operaciones Ordinarias	21.930.371	33.129.515
(Pérdida) Extraordinaria del Período	-	(297.771)
Más: partidas que no representan erogación de fondos		
-Desvalorización de acciones Mercobank S.A.	-	297.771
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	21.930.371	33.129.515

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Mc
Presiden

Camuzzi Gas Pampeana S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.09.01 $	30.09.00 $
Transporte	21.930.371	33.129.515
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	2.260.627	3.426.678
-Disminución de Otros Activos	472.374	-
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Deudas Fiscales	33.027	-
-Aumento de Deudas Bancarias	26.813.005	1.307.017
-Aumento de Préstamos Financieros	-	45.894
-Variación de Créditos por Ventas	51.591.468	32.281.612
-Disminución Créditos Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	660.654	759.790
Total Otros Orígenes de Fondos	82.076.813	37.820.991
Total Orígenes de Fondos	104.007.184	70.950.506
Aplicaciones de Fondos		
-Disminución de Previsiones	-	(159.669)
-Aumento de Bienes de Cambio	-	(117.629)
-Aumento de Otros Activos	(223.797)	(1.703.050)
-Aumento de Otros Créditos	(932.225)	-
-Disminución de Proveedores	(36.612.656)	(35.331.320)
-Disminución de Previsiones	(109.806)	-
-Disminución de Deudas Soc. Art. 33 Ley N° 19.550 y Soc. Relacionadas	(1.391.878)	(283.560)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Remuneraciones y Cargas Sociales	(825.711)	(2.332.599)
-Adquisición de Bienes de Uso	(15.258.040)	(19.965.490)
-Altas de Activos Intangibles	(276.820)	(384.302)
-Disminución de Deudas Fiscales	(13.611.933)	(23.487.990)
-Disminución de Otros Pasivos	(1.259.696)	(1.457.658)
Total Aplicaciones de Fondos	(93.995.598)	(85.223.267)
Aumento / (Disminución) de los fondos	10.011.586	(14.272.761)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: **BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES**

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deber ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los períodos finalizados en dichas fechas, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad Controlada I.V. Invergas S.A. 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Las partidas no monetarias incluidas en los estados contables al 30 de septiembre de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: **CRITERIOS DE VALUACION**

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas Pampeana S.A. para la elaboración de sus Estados Contables.

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la Sociedad Controlante han sido los siguientes:

Iniciaado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciaado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

a) Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria de Distribuidora Gesell Gas S.A., se financian con la contribución de mejoras aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la localidad de Villa Gesell.

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación, se documenta a través de certificados de deuda, los cuales son emitidos por Distribuidora Gesell Gas S.A. y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los Créditos por Contribución de Mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

Corrientes:

Al 30 de septiembre de 2000 corresponden a la planta de almacenamiento y vaporización de GLP de la Sociedad Controlada Distribuidora Gesell Gas S.A., la que fue desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

No Corrientes:

Se incluye la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 4). Asimismo, comprende los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas las obras mencionadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver nota 2.a)

c) Bienes de Uso

Se incluyen los Bienes de Uso de la Sociedad Controlada, Distribuidora Gesell Gas S.A., al inicio del período y las incorporaciones efectuadas con posterioridad y hasta 30 de septiembre de 2001. Los Bienes de Uso de la Sociedad Controlada Distribuidora Gesell Gas S.A. transferidos al inicio del período incluyen la reexpresión hasta el 31 de agosto de 1995 mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netas de sus depreciaciones acumuladas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en tres años computados sobre base mensual.

e) Impuesto a las Ganancias e Impuesto a la Ganancia Mínima Presunta

La Sociedad Controlada determina el cargo contable por el Impuesto a las Ganancias, aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

La Ley N° 25.063 estableció el Impuesto a la Ganancia Mínima Presunta por el término de diez ejercicios anuales. Este impuesto es complementario del Impuesto a las Ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el Impuesto a la Ganancia Mínima Presunta grava el uno por ciento de la renta potencial de ciertos activos, siendo la obligación fiscal de la Sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $	30.09.00 $
Fondo Fijo	131.798	116.471
Bancos	5.552.144	2.156.162
Total Caja y Bancos	5.683.942	2.272.633

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	62.907.262	60.262.401
Subsidios a Cobrar	2.481.206	3.131.686
Consumos de Gas no Facturados	34.454.499	42.732.842
Créditos a Recuperar de Usuarios – Producer Price Index	3.930.880	7.492.504
Subtotal	103.773.847	113.619.433
Menos: Previsión para Deudores Incobrables	(10.288.548)	(9.466.745)
Total	93.485.299	104.152.688
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index	26.607.384	-
Subtotal	30.014.482	2.807.098
menos: Previsión para Deudores Incobrables	(2.980.000)	(1.950.192)
Total	27.034.482	856.906
Total Créditos por Ventas	120.519.781	105.009.594
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	3.470.308	3.141.653
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias	199.049	88.418
Anticipo Impuesto a las Ganancias	38.729	32.377
Créditos a Recuperar de Usuarios por Convenios	590.058	235.334
Gastos Pagados por Adelantado	380.051	255.624
Depósitos en Garantía	125.039	319.039
Créditos por Contribución de Mejoras (Nota 4)	420.155	248.692
Diversos	475.835	415.456
Subtotal	5.699.224	4.736.593
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(141.668)	(94.558)
Total - Transporte	5.557.556	4.642.035

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01	30.09.00
	$	$
Transporte	5.557.556	4.642.035
- No Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076	15.446.539	18.836.201
Créditos por Contribución de Mejoras (Nota 4)	5.872.155	4.782.175
Depósitos Judiciales	535.596	514.655
Créditos a Recuperar de Usuarios por Convenios	458.698	223.436
Gastos pagados por adelantado	345.796	158.517
Diversos	176.705	201.316
Subtotal	22.835.489	24.716.300
menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.468.039)	(1.195.544)
Total	21.367.450	23.520.756
Total Otros Créditos	26.925.006	28.162.791

d) Otros Activos

	30.09.01	30.09.00
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y 4)	3.648.860	3.099.506
Certificados de Participación Clase "C" Mercobank S.A.	667.325	667.325
Acciones Mercobank S.A.	28.424	1.038.639
Subtotal	4.344.609	4.805.470
Menos:		
Previsión Desvalorización Acciones Mercobank S.A.	(28.424)	(939.382)
Previsión por Incobrabilidad Certificados de Participación Clase "C"	(667.325)	(667.325)
Subtotal	(695.749)	(1.606.707)
Total	3.648.860	3.198.763
Total Otros Activos	3.648.860	3.285.163

e) Proveedores

	30.09.01	30.09.00
- Corrientes:		
Proveedores	8.383.892	6.679.407
Provisión Facturas a Recibir	34.999.549	35.519.719
Deudas a Pagar – Producer Price Index	1.481.091	2.364.592
Subtotal - Transporte	44.864.532	44.563.718

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
Transporte	44.864.532	44.563.718
- No corrientes:		
Deudas a Pagar – Producer Price Index	8.960.427	-
Subtotal	8.960.427	-
Total Proveedores	53.824.959	44.563.718
f) Préstamos		
- Corrientes:		
Obligaciones Negociables	79.443.000	-
Deudas Bancarias	27.000.000	1.650.000
Adelantos en cuenta corriente	114.975	45.894
Intereses Devengados	2.255.834	2.164.096
Total	108.813.809	3.859.990
- No Corrientes:		
Obligaciones Negociables	-	79.443.000
Total	-	79.443.000
Total Préstamos	108.813.809	83.302.990
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	695.491	567.261
Provisión Vacaciones	1.972.889	1.698.551
Provisión Gratificaciones	780.000	841.698
Previsión Sueldo Anual Complementario	566.100	533.591
Otros	36.684	67.507
Total Remuneraciones y Cargas Sociales	4.051.164	3.708.608
h) Deudas Fiscales		
Impuesto a las Ganancias	9.048.995	8.792.389
Impuesto al Valor Agregado	6.981.930	7.186.108
Impuesto a los Ingresos Brutos	4.117.155	3.667.623
Impuestos Provinciales	3.765.414	4.105.693
Tasas Municipales	2.031.862	2.294.102
Impuesto al Endeudamiento Empresario	184.958	324.614
Impuesto a la Ganancia Mínima Presunta	84.078	88.418
Moratoria Impositiva	-	778.996
Otros	554.460	487.072
Total Deudas Fiscales	26.768.852	27.725.015

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar	1.977.621	2.017.664
Consumidores por Depósitos en Garantía	121.381	131.882
Reintegros a trasladar por cargos adicionales de transporte	1.054.505	270.935
Otras Cuentas por Pagar	4.322.052	5.360.340
Total	7.475.559	7.780.821
- No Corrientes:		
Bonificaciones a Otorgar	10.204.481	10.719.648
Otras Cuentas por Pagar	575.050	1.000
Total	10.779.531	10.720.648
Total Otros Pasivos	18.255.090	18.501.469

Estado de Resultados

	30.09.01 $	30.09.00 $
j) Ventas Netas		
Ventas de Gas	292.487.587	289.985.778
Ventas de Otros Conceptos	2.962.775	2.481.285
Impuestos Directos sobre Ventas	(9.621.555)	(9.361.400)
Total Ventas Netas	285.828.807	283.105.663
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.805.997	3.742.320
Renta de Títulos y Acciones	167.098	28.234
Diversos	238.459	929
Total Resultados Financieros y por Tenencia	4.211.554	3.771.483
Generados por Pasivos		
Intereses financieros	(5.552.953)	(4.053.752)
Diversos	(643.300)	(1.306.086)
Total	(6.196.253)	(5.359.838)
Total Resultados Financieros y por Tenencia	(1.984.699)	(1.588.355)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	412.390	307.750
Resultado por Contribución de Mejoras	868.132	-
Comisiones por Cobranzas por Cuenta de Terceros	72.058	47.138
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	151.541	23.068
Total	1.551.612	377.956
Otros Egresos		
Multas y penalizaciones	(90.343)	(817.346)
Costo por Construcción de Red	(472.694)	-
Diversos	(278.638)	(43.929)
Total	(841.675)	(861.275)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	709.937	(483.319)
m) Resultados Extraordinarios		
Desvalorización acciones Mercobank S.A.	-	(297.771)
Total (Pérdida)	-	(297.771)

NOTA 4: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de septiembre de 2001. (Ver Nota 2.a).

Asimismo, se incluyen por $ 126.798 en el rubro Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b)

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Anexo "A"

Camuzzi Gas Pampeana S.A. y Subsidiaria

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso Consolidados

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones del período: Monto $	Depreciaciones del período: Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.698.125
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	13.599	-	151.585	472.304	490.436
Edificios	14.651.204	63.365	2.480.937	-	17.195.506	2.744.488	307.408	-	3.051.896	14.143.610	11.983.382
Instalaciones	7.924.206	56.976	-	-	7.981.182	1.455.811	197.731	-	1.653.542	6.327.640	6.492.140
Gasoductos	196.542.337	-	(152.380)	-	196.389.957	44.913.609	3.920.513	-	48.834.122	147.555.835	145.637.867
Ramales Principales y Secundarios	49.583.196	-	63.742	-	49.646.938	10.433.182	963.591	-	11.396.773	38.250.165	37.292.015
Redes de Distribución	276.592.284	3.796.188	1.002.484	-	281.390.956	63.938.505	6.575.918	-	70.514.423	210.876.533	203.548.569
Maquinarias y Equipos	4.336.005	394.156	-	(27.009)	4.703.152	999.253	191.721	(26.741)	1.164.233	3.538.919	3.265.136
Estaciones Reductoras	14.740.322	-	1.371.735	-	16.112.057	2.953.489	389.228	-	3.342.717	12.769.340	9.826.292
Equipos para Proceso	2.480.200	-	(910.647)	-	1.569.553	68.947	105.655	-	174.602	1.394.951	787.361
Rodados	8.406.799	259.590	-	(152.564)	8.513.825	6.429.070	656.486	(106.730)	6.978.826	1.534.999	2.126.648
Muebles y Útiles	2.137.002	131.858	(3.755)	-	2.265.105	763.576	112.893	-	876.469	1.388.637	1.344.822
Medidores para Gas	51.700.977	6.055	1.648.630	(967.747)	52.387.915	16.033.102	1.776.013	(552.237)	17.256.878	35.131.037	34.148.929
Cilindros para Gas	1.192	-	-	-	1.192	479	46	-	524	668	728
Obras en Curso	16.808.427	7.186.262	(2.285.215)	-	21.709.474	-	-	-	-	21.709.474	35.029.205
Equipos de Computación	8.219.994	491.807	-	-	8.711.801	6.864.131	621.036	-	7.485.167	1.226.634	1.541.349
Equipos de Comunicación	8.610.244	23.882	257.762	-	8.891.888	3.025.576	494.708	-	3.520.284	2.571.584	2.923.985
Mejoras sobre Inmueble de Terceros	30.460	-	-	-	30.460	5.777	4.727	-	10.504	19.956	26.259
Materiales en Almacenes	2.164.181	3.203.948	(1.647.467)	(1.526.378)	2.195.286	-	-	-	-	2.195.286	2.491.671
Anticipos a Proveedores	2.165.489	1.478.282	(1.835.836)	-	1.807.935	-	-	-	-	1.807.935	2.038.585
TOTAL AL 30.09.01	669.616.533	17.082.339	-	(2.672.696)	684.026.176	169.766.980	16.331.272	(685.708)	175.412.544	508.613.632	-
TOTAL AL 30.09.00	641.174.185	21.743.800	-	(2.887.247)	660.030.738	139.400.806	15.630.183	(493.755)	154.537.234		505.493.504

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A. y Subsidiaria
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas Consolidado

Anexo "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	105.177.908	99.231.840
Compras de gas para procesamiento	715.117	5.671.562
Compras de capacidad de transporte para clientes	65.698.325	59.612.668
Compras de capacidad de transporte para procesamiento	261.318	2.265.484
Gastos Operativos		
Por ventas de gas a clientes	38.402.402	36.411.279
Por procesamiento de gas	889.644	5.144.306
Menos:		
Gas Natural (existencia al cierre del período)	-	(198.982)
COSTO DE VENTAS	211.390.372	208.219.510

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

	30.09.01 $	30.09.00 $		30.09.01 $	30.09.00 $
ACTIVO			PASIVO		
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	5.677.534	2.086.141	Proveedores (Nota 4.e)	44.788.139	44.258.086
Inversiones (Anexo "D")	13.294.839	1.428.321	Préstamos (Notas 4.f y 15)	108.698.834	3.814.096
Créditos por Ventas (Nota 4.b)	93.178.424	103.687.409	Deudas Sociedades Art. 33 Ley 19.550 y Soc.		
Créditos Sociedades Art. 33 Ley 19.550 y Soc.			Relacionadas (Nota 6)	4.266.674	4.385.218
Relacionadas (Nota 6)	4.695.501	1.549.666	Remuneraciones y Cargas Sociales (Nota 4.g)	4.051.164	3.708.608
Otros Créditos (Nota 4.c)	5.024.190	4.354.219	Deudas Fiscales (Nota 4.h)	26.198.374	27.277.134
Bienes de Cambio (Anexo "F")	-	198.962	Otros Pasivos (Nota 4.l)	7.300.957	7.600.092
			Previsiones (Anexo "E")	4.460.988	2.793.308
Total del activo corriente	121.870.488	113.304.718	Total del pasivo corriente	199.765.130	93.836.542
ACTIVO NO CORRIENTE			PASIVO NO CORRIENTE		
Inversiones (Nota 12 y Anexo "C")	6.506.818	6.380.616			
Créditos por Ventas (Nota 4.b)	27.034.482	856.906	Proveedores (Nota 4.e)	8.960.427	-
Otros Créditos (Nota 4.c)	16.960.484	19.931.275	Préstamos (Notas 4.f y15)	-	79.443.000
Bienes de Uso (Anexo "A")	508.501.441	505.396.171	Otros Pasivos (Nota 4.l)	10.779.531	10.720.648
Activos Intangibles (Anexo "B")	2.067.553	1.512.165			
Otros Activos (Nota 4.d)	-	99.257			
			Total del pasivo no corriente	19.739.958	90.163.648
Total del activo no corriente	561.070.778	534.176.390	TOTAL DEL PASIVO	219.505.088	184.000.190
			PATRIMONIO NETO (Según estado respectivo)	463.436.178	463.480.918
TOTAL DEL ACTIVO	682.941.266	647.481.108	TOTAL DEL PASIVO Y PATRIMONIO NETO	682.941.266	647.481.108

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LÓPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público, (U.B.A.)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Estado de Resultados

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 4.j)	285.554.305	283.040.660
Costo de Ventas (Anexo "F")	(211.167.567)	(207.953.320)
Ganancia Bruta	74.386.738	75.087.340
Gastos de Comercialización (Anexo "H")	(8.196.920)	(8.506.462)
Gastos de Administración (Anexo "H")	(17.558.260)	(14.493.397)
Ganancia Operativa	48.631.558	52.087.481
Resultados por Participación en Sociedades Controladas Ganancia/(Pérdida)	158.654	(208.222)
Otros Ingresos y Egresos - Ganancia / (Pérdida) (Nota 4.l)	262.685	(483.319)
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.k)	3.963.227	3.350.076
Generados por Pasivos (Anexo "H")	(6.193.350)	(5.358.328)
Impuesto a las Ganancias	(16.913.660)	(18.879.565)
Ganancia Ordinaria	29.909.114	30.508.123
Resultados Extraordinarios (Pérdida) (Nota 4.m y 11)	-	(297.771)
Ganancia del Período	29.909.114	30.210.352

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Evolución del Patrimonio Neto
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 8)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	333.281.049	36.771.980	370.053.029	12.248.666	42.840.648	8.128.223	433.270.566
* Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.581.411	-	(1.581.411)	-
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	30.210.352	30.210.352
Saldos al 30.09.00	333.281.049	36.771.980	370.053.029	13.810.077	42.840.648	38.777.164	463.480.918
* Distribución dispuesta por Acta de Directorio del 30.10.00:							
-Dividendos en efectivo	-	-	-	-	-	(8.566.812)	(8.566.812)
* Afectación de Reserva Facultativa (Nota 16)	-	-	-	-	515.166	-	515.166
* Resultado del período complementario de tres meses - Pérdida	-	-	-	-	-	(407.172)	(407.172)
Saldos al 01.01.01	333.281.049	36.771.980	370.053.029	13.810.077	43.355.814	29.803.180	457.022.100
* Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.490.159	-	(1.490.159)	-
-Dividendos en efectivo	-	-	-	-	-	(23.495.036)	(23.495.036)
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	29.909.114	29.909.114
Saldos al 30.09.01	333.281.049	36.771.980	370.053.029	15.300.236	43.355.814	34.727.099	463.438.178

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	8.927.500	15.038.769
Aumento / (Disminución) de los fondos	10.017.242	(11.586.382)
Fondos al cierre del período	18.944.742	3.452.387
Origenes de Fondos		
Ganancia ordinaria del período	29.909.114	30.508.123
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	16.313.003	15.613.677
-Amortización de Activos Intangibles	548.015	406.202
-Valor residual de bajas de Bienes de Uso	1.976.446	2.388.574
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	1.245.152	2.514.619
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Honorarios y gastos Sociedades Art. 33 y Sociedades Relacionadas	64.989	68.918
-Contrato de Asistencia Técnica	3.933.093	3.952.797
-Variación Sociedades Art. 33	-	1.555.125
-Intereses Devengados a Pagar	2.255.834	2.164.096
-Compras Devengadas y no Pagadas	45.726.442	42.755.287
-Provisión Impuesto a las Ganancias	16.913.660	18.879.565
-Provisión Impuesto al costo del endeudamiento empresario	184.958	324.614
-Provisión Impuesto a los Ingresos Brutos	4.017.699	4.984.909
-Resultado por participación en Sociedades Controladas - Pérdida	-	208.222
-Aumento Previsión Deudores Incobrables	949.158	1.407.683
-Aumento Previsión para Juicios	1.085.963	379.988
	95.264.412	97.654.276
Menos: partidas que no representan origenes de fondos		
-Recupero de Gastos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(2.829.646)	(1.147.948)
-Resultado por participación en Sociedades Controladas - Ganancia	(158.654)	-
-Ventas devengadas y no cobradas	(100.099.811)	(92.897.357)
-Ventas Sociedades Art. 33 Ley N° 19550 y Sociedades Relacionadas	(418)	(757.032)
	(103.088.529)	(94.802.337)
Fondos Originados en las Operaciones Ordinarias	22.084.997	33.360.062
(Pérdida) Extraordinaria del período	-	(297.771)
Más: partidas que no representan erogación de fondos		
- Desvalorización de acciones Mercobank S.A.	-	297.771
Fondos Originados en las Operaciones Extraordinarias	-	-
Fondos Originados en las Operaciones - (Transporte)	22.084.997	33.360.062

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01	30.09.00
	$	$
Transporte	22.084.997	33.360.062
Otros Orígenes de Fondos		
-Disminución de Otros Créditos	1.820.140	3.368.758
-Disminución de Bienes de Cambio	245.658	-
-Aumento de Deudas Bancarias	26.698.030	1.307.017
-Variación de Créditos por Ventas	51.239.075	31.874.507
-Disminución Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	600.229	1.298.488
Total Otros Orígenes de Fondos	80.603.132	37.848.770
Total Orígenes de Fondos	102.688.129	71.208.832
Aplicaciones de Fondos		
-Aumento de Créditos Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(490.000)	-
-Aumento de Bienes de Cambio	-	(117.629)
-Distribución de Dividendos	(23.495.036)	-
-Disminución de Previsiones	(109.806)	(159.669)
-Disminución de Proveedores	(36.051.531)	(35.044.596)
-Disminución de Deudas Sociedades Art. 33 Ley N° 19.550 y Sociedades Relacionadas	(1.391.878)	(582.077)
-Disminución de Remuneraciones y Cargas Sociales	(825.711)	(2.332.599)
-Adquisición de Bienes de Uso	(15.211.456)	(19.869.885)
-Altas de Activos Intangibles	(230.060)	(261.033)
-Disminución de Deudas Fiscales	(13.611.933)	(23.087.681)
-Disminución de Otros Pasivos	(1.253.476)	(1.320.045)
Total Aplicaciones de Fondos	(92.670.887)	(82.795.214)
Aumento / (Disminución) de los fondos	10.017.242	(11.586.382)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y, al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 5, 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 2: (Continuación)

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a:

- Acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.
- Al 30 de septiembre de 2000, a depósitos a plazo fijo, los cuales fueron valuados a su monto original más los intereses devengados al cierre del período.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

No Corrientes:

La inversión en la Sociedad Controlada I.V. Invergas S.A., de la cual se posee el 99,999972% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 12).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: I.V. Invergas S.A.
Fecha de cierre del ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de septiembre de 2001
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas Pampeana S.A.: 99,999972%
Patrimonio Neto al 30.09.01 de I.V. Invergas S.A.: $ 6.627.999

d) Créditos a recuperar de los usuarios

Corresponden a créditos que surgen de convenios con Provincias, Municipios, y otras entidades a recuperar de los usuarios que se encuentran actualmente incorporados a la red, y de los que se incorporen en el futuro a las redes instaladas bajo los términos de estos convenios y están pactados en metros cúbicos de gas. Dichos créditos han sido valuados a la tarifa promedio del gas distribuido.

e) Bienes de Cambio

Al 30 de septiembre de 2000 se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Otros Activos

Incluye acciones y bonos Clase "C" del Mercobank S.A. recibidos en cancelación de los fondos depositados en el Banco de Crédito Provincial S.A. al momento de su suspensión, según se menciona en la Nota 11 a los Estados Contables. Estos activos se valuaron a su valor estimado de recupero.

g) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporación a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta en base a la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de septiembre de 2001 y 2000 a $ 1.545.673 y $ 2.016.468 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

h) Activos Intangibles

Corresponden a la adquisición de software de computación y a gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo incurrido reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del ejercicio a que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

i) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período a que corresponden.

j) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

k) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

l) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

m) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D – Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (Continuación)

n) Estimaciones Contables

La preparación de los estados contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes estados contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los estados contables.

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral	30.09.01 $	30.09.00 $
a) Caja y Bancos		
Fondo Fijo	126.450	102.671
Bancos (Anexo "G")	5.551.084	1.983.470
	5.677.534	2.086.141
b) Créditos por Ventas		
- Corrientes:		
Deudores por Ventas	62.677.392	59.817.199
Consumos de Gas no Facturados	34.369.469	42.641.584
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 20)	3.866.932	7.492.504
Subsidios a Cobrar	2.481.206	3.131.686
Subtotal	103.394.999	113.082.973
menos: Previsión para Deudores Incobrables (Anexo "E")	(10.216.575)	(9.395.564)
Total	93.178.424	103.687.409
- No Corrientes:		
Subsidios a cobrar	3.407.098	2.807.098
Créditos a Recuperar de Usuarios – Producer Price Index (Nota 20)	26.607.384	-
Subtotal	30.014.482	2.807.098
menos: Previsión para Deudores Incobrables (Anexo "E")	(2.980.000)	(1.950.192)
Total	27.034.482	856.906
Total Créditos por Ventas	120.212.906	104.544.315

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
c) Otros Créditos		
- Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076 (Nota 17.b.)	3.470.308	3.141.653
Créditos a Recuperar de Usuarios (Nota 3.d)	590.058	235.334
Gastos Pagados por Adelantado	380.051	255.624
Depósitos en Garantía	125.039	319.039
Diversos	458.734	402.569
Total	5.024.190	4.354.219
- No Corrientes:		
Créditos a Recuperar art. 41 Ley 24.076 (Nota 17.b.)	15.446.539	18.836.201
Créditos a Recuperar de Usuarios (Nota 3.d)	458.698	223.436
Depósitos Judiciales	535.596	514.655
Gastos pagados por adelantado	345.796	158.517
Diversos	173.855	198.466
Total	16.960.484	19.931.275
Total Otros Créditos	21.984.674	24.285.494
d) Otros Activos		
Certificados de Participación Clase "C" Mercobank S.A.(Nota 11)	667.325	667.325
Acciones Mercobank S.A. (Nota 11)	28.424	1.038.639
Subtotal	695.749	1.705.964
Menos:		
Previsión Desvalorización Acciones Mercobank S.A. (Nota 11 y Anexo "E")	(28.424)	(939.382)
Previsión por Incobrabilidad Certificados de Participación Clase "C" (Nota 11 y Anexo "E")	(667.325)	(667.325)
Subtotal	(695.749)	(1.606.707)
Total Otros Activos	-	99.257

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
e) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	8.331.979	6.373.775
Provisión Facturas a Recibir	34.999.549	35.519.719
Deudas a Pagar – Producer Price Index (Nota 20)	1.456.611	2.364.592
Total	44.788.139	44.258.086
- No Corrientes:		
Deudas a Pagar – Producer Price Index (Nota 20)	8.960.427	-
Total	8.960.427	-
Total Proveedores	53.748.566	44.258.086
f) Préstamos		
-Corrientes:		
Obligaciones Negociables (Anexo "G")	79.443.000	-
Deudas Bancarias (Anexo "G")	27.000.000	1.650.000
Intereses Devengados (Anexo "G")	2.255.834	2.164.096
Total	108.698.834	3.814.096
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	79.443.000
Total	-	79.443.000
Total Préstamos	108.698.834	83.257.096
g) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	695.491	567.261
Provisión Sueldo Anual Complementario	566.100	533.591
Provisión Vacaciones	1.972.889	1.698.551
Provisión Gratificaciones	780.000	841.698
Otros	36.684	67.507
Total Remuneraciones y Cargas Sociales	4.051.164	3.708.608

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
h) Deudas Fiscales		
Impuesto a las Ganancias	9.048.995	8.792.389
Impuesto al Valor Agregado	6.518.074	6.850.280
Impuesto a los Ingresos Brutos	4.101.969	3.654.115
Impuestos Provinciales	3.758.056	4.105.693
Tasas Municipales	2.031.862	2.287.449
Impuesto al Costo del Endeudamiento Empresario	184.958	324.614
Moratoria Impositiva (Nota 17.b)	-	778.996
Otros	554.460	483.598
Total Deudas Fiscales	26.198.374	27.277.134
i) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 16)	1.976.671	2.017.664
Reintegros a trasladar por cargos adicionales de transporte	1.054.505	270.935
Consumidores por Depósito en Garantía	120.231	129.401
Otras Cuentas por Pagar	4.149.550	5.182.092
Total	7.300.957	7.600.092
- No Corrientes:		
Bonificaciones a Otorgar (Nota 16)	10.204.481	10.719.648
Otras Cuentas por Pagar	575.050	1.000
Total	10.779.531	10.720.648
Total Otros Pasivos	18.080.488	18.320.740

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
Estado de Resultados		
j) Ventas Netas		
Ventas de Gas	292.190.240	289.882.120
Ventas de Otros Conceptos	2.933.051	2.469.107
Impuestos Directos sobre Ventas	(9.568.986)	(9.310.567)
Total Ventas Netas	285.554.305	283.040.660
k) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.562.362	3.345.165
Renta de Títulos y Acciones	167.098	4.036
Diversos	233.767	875
Total Resultados Financieros y por Tenencia	3.963.227	3.350.076
l) Otros Ingresos y Egresos		
Otros Ingresos		
Ingresos por alquileres	412.390	307.750
Comisiones por Cobranzas por Cuenta de Terceros	72.058	47.138
Diversos	147.130	23.068
Total	631.578	377.956
Otros Egresos		
Multas y penalizaciones	(90.343)	(817.346)
Diversos	(278.550)	(43.929)
Total	(368.893)	(861.275)
Total Otros Ingresos y Egresos – Ganancia/(Pérdida)	262.685	(483.319)
m) Resultados Extraordinarios		
Desvalorización de acciones del Mercobank S.A.	-	(297.771)
Total (Pérdida)	-	(297.771)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de las colocaciones de fondos, créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	56.449.800	3.205.142	1.416.321
2do. Trimestre	-	-	-	969.371
3er. Trimestre	-	-	-	913.093
4to. Trimestre	-	-	-	1.010.310
Más de 1 año	-	-	-	15.959.787
Subtotal	-	56.449.800	3.205.142	20.268.882
De plazo vencido	-	33.288.790	1.490.359	-
Sin plazo establecido	13.294.839	30.474.316	-	1.715.792
Total	13.294.839	120.212.906	4.695.501	21.984.674
Que no devengan interés	13.294.839	61.748.985	3.435.501	3.067.827
A tasa fija	-	25.602.229	1.260.000	18.916.847
A tasa variable	-	32.861.692	-	-
Total al 30.09.01	13.294.839	120.212.906	4.695.501	21.984.674
Total al 30.09.00	1.428.321	104.544.315	1.549.666	24.285.494

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	42.158.058	103.694.176	-	1.298.275	17.149.379	3.660.335	-
2do. Trimestre	-	-	4.266.674	-	-	-	-
3er. Trimestre	-	-	-	780.000	9.048.995	-	-
4to. Trimestre	-	5.004.658	-	-	-	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	42.158.058	108.698.834	4.266.674	2.078.275	26.198.374	3.660.335	-
De plazo vencido	1.173.470	-	-	-	-	-	-
Sin plazo establecido	10.417.038	-	-	1.972.889	-	14.420.153	4.460.988
Total	53.748.566	108.698.834	4.266.674	4.051.164	26.198.374	18.080.488	4.460.988
Que no devengan interés	45.145.855	2.255.834	4.266.674	4.051.164	26.193.867	18.080.488	4.460.988
A tasa fija	8.602.711	106.443.000	-	-	4.507	-	-
A tasa variable	-	-	-	-	-	-	-
Total al 30.09.01	53.748.566	108.698.834	4.266.674	4.051.164	26.198.374	18.080.488	4.460.988
Total al 30.09.00	44.258.086	83.257.096	4.385.218	3.708.608	27.277.134	18.320.740	2.793.308

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550 Y SOCIEDADES RELACIONADAS

Resultados - Ganancia/(Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas del Sur S.A.		
- Ventas de gas propano	370.557	2.290.484
- Servicios administrativos y de personal	3.888.987	2.673.675
- Servicio de asistencia para transporte de gas natural	226.604	855.859
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(4.158.093)	(3.952.797)
- Servicios de mantenimiento de sistemas informáticos	(9.007)	(60.674)
- Recupero de gastos por asesoramiento administrativo financiero	287.731	156.123
- Ingresos por alquileres	300.825	300.825
- Recupero de gastos administrativos	34.022	67.046
Sodigas Sur S.A.		
- Recupero de gastos por asesoramiento administrativo financiero	33.008	33.015
Sodigas Pampeana S.A.		
- Servicios de asistencia y gestión financiera	(450.000)	(450.000)
- Recupero de gastos por asesoramiento administrativo financiero	42.323	42.015
Aguas de Laprida S.A.		
- Servicios administrativos y de personal	34.403	15.155
IEBA S.A.		
- Servicios Administrativos	99.846	49.113
- Recupero de gastos	-	7.406
EDEA S.A.		
- Ventas de gas	10.936	8.378
- Compras de energía	(46.922)	(44.833)
- Servicios de mantenimiento de sistemas informáticos	63.000	-
Aguas de Balcarce S.A.		
- Servicios administrativos y de personal	30.990	-
- Ingreso por Alquileres	3.600	3.600

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (Continuación)

	30.09.01 $	30.09.00 $
I.V. Invergas S.A.		
- Recupero de gastos de administración	2.415	2.811
- Servicios administrativos y de personal	-	144
Distribuidora Gesell Gas S.A.		
- Recupero gastos de administración	7.662	118.342
- Servicios Administrativos y de Personal	202.967	189.585
- Venta de gas natural	329.697	295.355
- Diversos	81.378	1.800
Central Piedrabuena S.A. (1)		
- Venta de gas	-	922.669
Otras Operaciones		
Sodigas Pampeana S.A.		
- Dividendos	(20.227.337)	-
Camuzzi Gas del Sur S.A.		
- Diversos	253.728	294.437
Aguas de Balcarce S.A.		
- Diversos	1.407	1.238
Distribuidora Gesell Gas S.A.		
- Venta de Materiales de Almacén	37.553	22.539
- Préstamos	490.000	400.000
Créditos		
- EDEA S.A.	43.889	-
- Edersa S.A.	20.839	20.839
- IEBA S.A.	93.834	65.046
- Camuzzi Gas del Sur S.A.	2.775.528	855.139
- Aguas de Laprida S.A.	15.818	2.038
- Sodigas Sur S.A.	55.023	33.015
- Distribuidora Gesell Gas S.A.	1.645.828	559.836
- I.V. Invergas S.A.	9.515	8.767
- Sodigas Pampeana S.A.	9.630	-
- Aguas de Balcarce S.A.	25.597	4.986
Total	4.695.501	1.549.666

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 6: (Continuación)

	30.09.01 $	30.09.00 $
Deudas		
- Camuzzi Argentina S.A.	4.266.674	4.363.373
- EDEA S.A.	-	3.360
- Sodigas Pampeana S.A.	-	18.485
Total	4.266.674	4.385.218

(1) El día 2 de junio de 2000 Camuzzi Argentina S.A. vendió su participación en Central Piedrabuena S.A., dejando de ser esta última una sociedad vinculada con Camuzzi Gas Pampeana S.A.

NOTA 7: SALDOS CONTABLES REGISTRADOS CON EL ESTADO Y OTROS ENTES OFICIALES

Al 30 de septiembre de 2001 el detalle de los créditos es el siguiente:

	Vencido	A vencer
Estado Nacional		
- Subsidios	3.407.098	2.481.206
- Comerciales	731.131	32.947
Total	4.138.229	2.514.153
Estados Provinciales	10.033.217	224.615
Ajuste Producer Price Index (Nota 20)		20.057.278
Total	14.171.446	22.796.046

En opinión de la Sociedad los citados créditos se consideran recuperables.

NOTA 8: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por Fecha	Aprobado por Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	261.660.239	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	06.09.93
Inscripto, Suscripto e Integrado	71.608.810	19.04.94	Asamblea Ordinaria de Accionistas	14.09.94

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 9: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 10: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

NOTA 11: CREDITOS A RECUPERAR BANCO MERCOBANK S.A.

El Banco Central de la República Argentina (BCRA) dispuso el 5 de enero de 2001 la reestructuración del Mercobank en los términos del artículo 35 bis de la ley de Entidades Financieras. Como consecuencia de ello, se excluyeron activos y pasivos y se transfirieron las sucursales a un grupo de bancos.

En la Asamblea de Accionistas del Mercobank S.A., celebrada el 5 de febrero de 2001, se dispuso una reducción del capital social del orden del 92,94% aproximadamente, con el fin de absorber las pérdidas al 30 de noviembre de 2000.

Teniendo en cuenta su dudosa recuperabilidad, al 30 de septiembre de 2001 se encuentra previsionado el 100 % del valor de los certificados clase "C", como así también el 100 % del valor de las acciones en poder de la Sociedad.

NOTA 12: INVERSIONES NO CORRIENTES

El 28 de mayo de 1999 la Sociedad adquirió el 100% de las acciones correspondientes a I.V. Invergas S.A., siendo esta propietaria del 100% de las acciones y votos de Distribuidora Gesell Gas S.A., quien posee la concesión para la subdistribución de gas en el éjido urbano de la ciudad de Villa Gesell, Provincia de Buenos Aires.

A la fecha de los presentes Estados Contables, la participación de la Sociedad en I.V. Invergas S.A. representa el 99,999972 % de su capital social.

NOTA 13: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 37.110.000.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 053841

Se ha recibido de Camuzzi Gas Pampeana SA

la siguiente documentación Estados Contables al 30/09/2001 (30) [illegible], [illegible] al 30/09/2001 (30) a la [illegible] Art 33 Ley 19550 I.V. [illegible] SA

Observaciones ...

Buenos Aires, 02 de noviembre de 2001 a las 17 hs.

FIRMA Y SELLO

NOTA 13: (Continuación)

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 14: VENTAS DE LIQUIDOS

De acuerdo con lo exigido por el Ente Nacional Regulador del Gas (ENARGAS) en su nota N° 3299 del 26 de octubre de 1994, se exponen a continuación las ventas de líquidos y sus respectivos costos para el período finalizado el 30 de septiembre de 2001:

Ventas netas:	$ 4.299.799
Costos Directos de Ventas:	$ 1.185.162

NOTA 15: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas del Sur S.A., Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la Serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas del Sur S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:

- Valor nominal: U$S 130.000.000.
- Porcentaje correspondiente a Camuzzi Gas Pampeana S.A.: 61,11%.
- Tasa de interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
- Precio: 99,80 %.
- Vencimiento del capital: 15 de diciembre del 2001.

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas del Sur S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cia.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros, para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales gravámenes, excepto por:

i)Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida, o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación, o gravámenes sobre cualquier bien, activo (incluyendo sin limitación participaciones accionarias) o ingresos, existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que: (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen, (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que presentado el descargo: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado su descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado su descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable, que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no podrán incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease - Back,* sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras), y las Emisoras destinen un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas, o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (Continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción: (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Con fecha 16 de octubre de 2001, Camuzzi Gas Pampeana S.A. decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables establecido por la Sociedad y Camuzzi Gas del Sur S.A., desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original.

El 24 de octubre de 2001 la Gerencia de la Sociedad otorgó un mandato a The Boston Investment Group S.A. y BBVA Banco Francés S.A. con el objeto de que estructuren un préstamo sindicado por el total de U$S 130.000.000.
En este contexto, en la medida que se logre conformar el capital restante del préstamo, cada una de las instituciones mencionadas se comprometió a aportar U$S 35.000.000.
Esta transacción puede ser estructurada bajo la forma de obligaciones negociables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 16: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de septiembre de 2001 y 2000 fueron las siguientes:

	30.09.01 $	30.09.00 $
• Con contraprestación	1.825.349	1.775.908

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 268/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la resolución del ENARGAS N° 356 del 22 de agosto de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última resolución, en lo que respecta a las redes transferidas a título no oneroso, la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar a los usuarios en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 356/96 y 422/96 y Nota N° 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

NOTA 16: (Continuación)

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 1,7 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 4,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los terceros usuarios el monto a contraprestar.

NOTA 17: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 21,7 millones en concepto de mayor impuesto y $ 40,3 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna, durante los períodos 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. La DGI procedió a contestar dicho recurso. El 9 de noviembre de 2000 se presentó la pericia contable, que fuera ampliada con fecha 15 de febrero de 2001. El Tribunal Fiscal de la Nación ha decidido someter a decisión del Tribunal Plenario la posible acumulación de las causas que Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. mantienen contra la A.F.I.P. por economía procesal, con motivo de la transferencia de redes. A la fecha de los

NOTA 17: (Continuación)

presentes Estados Contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho Tribunal.

a.2. Deudores Incobrables

Con fecha 24 de enero de 2001, la Administración Federal de Ingresos Públicos notificó la determinación de oficio por diferencias en la determinación del Impuesto a las Ganancias del año 1995, como consecuencia del tratamiento otorgado por la Sociedad a los deudores incobrables. El Fisco no acepta la deducción practicada por la Sociedad en concepto de Deudores Incobrables Residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millones en concepto de mayor impuesto y $ 1,9 millones en concepto de intereses y multas. Con fecha 15 de febrero de 2001 la Sociedad presentó Recurso de Apelación por ante el Tribunal Fiscal de la Nación. El 3 de julio de 2001 se ordenó el traslado del recurso al Fisco Nacional. El 21 de agosto ha vencido el plazo para su contestación, por lo que el Tribunal procederá a intimarlo, conforme las normas de rito.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Ingresos Brutos – Provincia de Buenos Aires

La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11808, al cual oportunamente se había acogido para regularizar la deuda por impuesto originada en el cambio de criterio tributario dispensado por la Provincia de Buenos Aires, en cuanto a que el impuesto debe liquidarse sobre el total de la venta y no sobre el margen de distribución. Al 30 de septiembre de 2001, el crédito a recuperar autorizado a trasladar a tarifa según Resolución N° 544/97 de ENARGAS, asciende a $ 18.916.847, que ha sido expuesto dentro de los rubros "Otros créditos corrientes" por el importe de $ 3.470.308 y en "Otros créditos no corrientes" por el importe de $ 15.446.539.

Mediante la Nota N° 4107 del 8 de octubre de 1999, el ENARGAS comunicó a la Sociedad que debía efectuarse un nuevo cálculo del crédito a recuperar por aplicación de la Resolución N° 544/97, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a tarifa. La Sociedad interpuso Recurso de Reconsideración y Alzada en subsidio. Con fecha 18 de abril de 2000, la Sociedad recibió la Resolución N° 1665 del ENARGAS comunicando que se ha rechazado el Recurso de Reconsideración interpuesto por la Sociedad, y ha remitido a la Dirección General de Asuntos Jurídicos del Ministerio de Economía de la Nación el Recurso de Alzada presentado.

En opinión de la Sociedad, la situación antes mencionada no originará pérdidas futuras que afecten los Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

c. Tasas Municipales

Ocupación del subsuelo

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de La Plata, Provincia de Buenos Aires: por $ 4,0 millones, que incluye intereses y multas calculados a octubre de 1995. A la fecha de los presentes Estados Contables, la Sociedad no ha recibido respuesta al descargo presentado.

Municipalidad de General Pueyrredón, Provincia de Buenos Aires: por $ 8,9 millones que incluye intereses y recargos al 31 de julio de 2000, por los períodos 1998 a 2000. A la fecha de los presentes Estados Contables la Municipalidad no ha resuelto el Recurso de Reconsideración presentado por la Sociedad.

Municipalidad de Coronel Dorrego, Provincia de Buenos Aires: por $ 0,6 millones de los períodos 1996 a 2000. A la fecha de los presentes Estados Contables la Sociedad ha presentado el descargo previsto en la Ordenanza Fiscal, sin que se haya recibido respuesta.

Otras

Municipalidad de Necochea: La Sociedad ha recibido un reclamo por el pago de la Tasa para fondo Permanente de Turismo correspondiente a los períodos febrero de 1993 a febrero de 1999. El monto del reclamo asciende a $ 0,1 millones, monto que incluye intereses. En respuesta al reclamo, la Sociedad ha presentado Recurso de Revocatoria y Recurso Jerárquico en subsidio. Habiendo agotado las vías administrativas, la Sociedad procedió a interponer formal demanda. Hasta la fecha de los presentes Estados Contables la Municipalidad no se ha expedido.

En opinión de la Sociedad, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

d. Impuesto de Sellos

Provincia del Neuquén:

d.1. La Dirección de Rentas del Neuquén corrió vista definitiva a Camuzzi Gas del Sur S.A. por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas por la Sociedad conjuntamente con Camuzzi Gas del Sur S.A., y ordenes de compra a proveedores por la suma total del impuesto, que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista, la que hasta el momento no ha sido resuelta.

Al 30 de septiembre de 2001 la Sociedad mantiene contabilizada una previsión de $ 1,5 millones por este concepto.

d.2. Con fecha 3 de abril de 2001 la Dirección General de Rentas de la Provincia ha notificado una reliquidación del impuesto, por igual importe al que oportunamente determinara, respecto del Impuesto de Sellos, por la suma de $ 6,1 millones en concepto de impuesto total y $ 18,3 millones, correspondiente al total de la multa, derivada de contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. con fecha anterior a la de la toma de posesión, a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E., considerando que de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del Estado S.E. o el Estado Nacional. La Sociedad ha presentado Recurso de Apelación conforme lo previsto en el Código Fiscal de la Provincia, el cual no ha sido resuelto hasta la fecha de los presentes Estados Contables.

d.3. Con fecha 22 de marzo de 2001 la D.G.R. notificó a la Sociedad, en carácter de responsable solidario, la resolución por la que reclama un total de $ 1,2 millones en concepto de impuesto y $ 3,7 millones en concepto de multa (50% a cargo de la Sociedad). Con fecha 6 de abril de 2001, la Sociedad interpuso Recurso de Reconsideración. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta al recurso interpuesto.

Provincia de Santa Cruz:

d.4. A la fecha de los presentes Estados Contables la Subsecretaría de Recursos Tributarios de la Provincia no ha respondido al descargo presentado por la Sociedad como consecuencia del corrimiento de vista de liquidaciones administrativas por el impuesto determinado sobre ofertas irrevocables de compra/venta de gas, firmados en forma conjunta con Camuzzi Gas del Sur S.A. El monto total de impuesto liquidado asciende aproximadamente a $ 1,5 millones (50% a cargo de las Sociedades).

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

La Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara.

Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 1,1 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Asimismo la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a los contratos transferidos por Gas del Estado S.E., celebrados con Transportadora de Gas del Sur S.A., entre los cuales, se incluye un contrato correspondiente a Camuzzi Gas del Sur S.A. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos notificara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la sociedad $ 0,2 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

Provincia de Río Negro:

d.5. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de abril de 2001, T.G.S. S.A. ha comunicado a la Sociedad el rechazo del recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando habilitada la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a efectos de discutir la cuestión en sede judicial, deberá depositar indefectiblemente el monto total de la pretensión fiscal.

A la fecha de los presentes Estados Contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 15,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 5,0 millones corresponden a impuesto y $ 10,1 millones a multas.

NOTA 17: (Continuación)

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, y la resolución desfavorable, respecto al Recurso Administrativo de Alzada presentado. A la fecha de los presentes Estados Contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad, $ 2,1 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 1,05 millones corresponden a impuesto y $ 1,05 millones a multa; montos que la Sociedad en caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

Transportadora de Gas del Sur S.A. ha iniciado una acción declarativa ante la Corte Suprema de Justicia de la Nación tendiente a que declare la inconstitucionalidad del reclamo. La Corte hizo lugar a la medida cautelar solicitada por la empresa mencionada, consistente en ordenarle a la Provincia no innovar hasta tanto la Corte resuelva el tema de fondo.

En opinión de la Sociedad y de sus asesores legales, con excepción de lo previsionado en el punto d.1., no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

e. Aspectos Regulatorios

Municipalidad de Santa Rosa y General Pico, Provincia de La Pampa: El ENARGAS mediante resolución N° 1703, resolvió que la Sociedad debía devolver a los usuarios de los municipios de Santa Rosa y General Pico los importes que les fueron facturados en concepto de Tasa de Ocupación de Espacio Público, durante el período enero de 1996 a febrero de 2000, debido a que dicha tasa fue derogada en ambos municipios, cuando los usuarios de la Provincia de La Pampa fueron incorporados al "Régimen Nacional de Tarifas Subsidiadas". La suma reclamada ascendía aproximadamente a $ 1,35 millones más la suma de 9,5% anual de interés.

La Sociedad consideró que el importe que efectivamente correspondía devolver era el correspondiente al período enero de 1996 a diciembre de 1997, entendiendo que los ajustes posteriores habían sido contemplados en la revisión quinquenal de tarifas vigente a partir del 1° de enero de 1998, y sobre esa base cuestionó ante el Ministerio de Economía las sumas correspondientes a partir del 1° de enero de 1998.

Al 31 de diciembre de 2000 la Sociedad había devuelto a los usuarios en forma efectiva aproximadamente $ 0.8 millones y había provisionado aproximadamente $ 0,1 millones, suma que representaba el saldo pendiente de devolución, remanente del total que corresponde al período enero de 1996 hasta diciembre de 1997.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 17: (Continuación)

Con el fin de evitar imputaciones y sanciones, y sin perjuicio de encontrarse pendiente de resolución el reclamo deducido según lo indicado en el párrafo segundo, durante el mes de mayo de 2001 la Sociedad planteó al ENARGAS una metodología de reintegro de los importes, que según la opinión del ENARGAS habrían sido facturados en exceso, para el período enero de 1998 a febrero de 2000. Al 30 de septiembre de 2001 el monto total devuelto a los usuarios es de aproximadamente $ 1,9 millones y el saldo remanente total a devolver alcanza a $ 0,2 millones y fue imputado como pérdida en el presente período.
Se prevé completar los reintegros durante el último trimestre del ejercicio.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos, ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas Pampeana S.A. por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

A la fecha de los presentes Estados Contables, las partes han presentado los alegatos correspondientes y el Juez se encuentra en plazo para proceder al dictado de la sentencia. El agente fiscal ha intimado al actor a abonar la tasa de justicia correspondiente.

La Sociedad oportunamente constituyó una previsión para hacer frente al reclamo por $ 0,2 millones, monto que se considera suficiente para cubrir el reclamo en cuestión.

NOTA 18: REVISIÓN QUINQUENAL DE TARIFAS

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 468, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Durante el año 1997 Camuzzi Gas Pampeana S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K, los que una vez analizados por el ENARGAS fueron aprobados a fines del mes de octubre del año 1997 para la subzona La Pampa Norte, y comenzaron a regir a partir del segundo semestre de 1998.

Paralelamente, el ENARGAS definió un factor de eficiencia (X) de 4,5% para Camuzzi Gas Pampeana S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 19: VENTA DEL PAQUETE ACCIONARIO DEL PROGRAMA DE PROPIEDAD PARTICIPADA

Durante el mes de septiembre de 1999, el Comité Ejecutivo del Programa de Propiedad Participada resolvió poner en venta la totalidad de su tenencia accionaria en la Sociedad. Con fecha 13 de diciembre de 1999 se realizó la apertura de las ofertas, resultando adjudicataria Camuzzi Argentina S.A.. Con fecha 27 de marzo de 2000 se transfirieron 29.594.250 acciones a Camuzzi Argentina S.A. y 859.855 acciones al Banco de la Nación Argentina (dominio fiduciario), estas últimas pertenecientes a los empleados que decidieron no vender sus acciones.
Como consecuencia de la venta, la Asamblea de Accionistas Clase "C" decidió la terminación del Programa de Propiedad Participada.

NOTA 20: PRODUCER PRICE INDEX

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001; b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo fue ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de Julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. N° 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto N° 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1 de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 20: (Continuación)

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley N° 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vio obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de septiembre de 2000, el ENARGAS contesta la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto N° 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

En este contexto, los cuadros tarifarios con vigencia a partir del 1° de enero de 2001, fueron apelados por ante la Secretaría de Energía, con el fin de que se revea lo dispuesto en la Nota ENARGAS N° 3480 y se restablezca el método de ajuste de tarifas por aplicación del PPI.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 20: (Continuación)

Con fecha 5 de octubre de 2001, la Cámara Nacional en lo Contencioso Administrativo Federal N° 5, resolvió por mayoría, confirmar la sentencia dictada por el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, manteniéndose en consecuencia suspendida la aplicación del Decreto 669/00, y consecuentemente, en función de lo manifestado por el Ente Nacional Regulador del Gas en la Nota N° 3480, la aplicación del ajuste de las tarifas por PPI, según lo dispone el artículo 41 de la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 ("Reglas Básicas de la Licencia" (RBL)).

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669/00 y se ha procedido a devengar:

- Un crédito corriente de $ 3.866.932 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Un crédito no corriente de $ 26.607.384 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001,que incluye $ 1.005.155 en concepto de intereses.
- Una deuda corriente de $ 1.456.611 correspondiente al ajuste por PPI por la compra de gas y transporte del período comprendido entre el 1° de enero y el 30 de junio de 2000,
- Una deuda no corriente de $ 8.960.427 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 357.716 en concepto de intereses.

NOTA 21: HECHOS POSTERIORES AL CIERRE

Con fecha 16 de octubre de 2001, la Asamblea General Ordinaria y Extraordinaria decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables (Ver Nota 15).

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Del período: (1) Monto $	Del período: Bajas $	Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	4.698.125	-	-	-	4.698.125	-	-	-	-	4.698.125	4.698.125
Inmuebles en Propiedad Horizontal	623.889	-	-	-	623.889	137.986	13.699	-	151.685	472.304	490.436
Edificios	14.651.204	53.355	2.490.947	-	17.195.506	2.744.488	307.408	-	3.051.896	14.143.610	11.983.382
Instalaciones	7.923.796	56.976	-	-	7.980.772	1.455.729	197.701	-	1.653.430	6.327.342	6.491.802
Gasoductos	196.542.337	-	(152.380)	-	196.389.957	44.813.609	3.920.513	-	48.634.122	147.555.835	145.637.867
Ramales Principales y Secundarios	49.583.196	-	63.742	-	49.646.938	10.433.182	963.591	-	11.396.773	38.250.165	37.292.015
Redes de Distribución	276.592.284	3.795.238	1.002.484	-	281.390.006	63.938.505	6.575.916	-	70.514.421	210.875.585	203.548.569
Maquinarias y Equipos	4.324.924	391.026	-	(27.009)	4.688.941	997.976	190.655	(26.741)	1.161.890	3.527.051	3.255.055
Estaciones Reductoras	14.740.322	-	1.371.735	-	16.112.057	2.953.489	389.228	-	3.342.717	12.769.340	9.626.292
Equipos para Proceso	2.480.200	-	(910.847)	-	1.569.553	68.947	105.855	-	174.602	1.394.951	787.361
Rodados	8.359.630	259.590	-	(152.564)	8.466.656	5.413.904	849.411	(106.730)	5.956.585	2.510.071	2.092.286
Muebles y Útiles	2.133.743	131.858	(3.755)	-	2.261.846	762.923	112.649	-	875.572	1.386.274	1.342.133
Medidores para Gas	51.681.788	6.055	1.819.756	(967.747)	52.339.852	16.032.286	1.774.571	(652.237)	17.254.620	35.085.232	34.133.335
Cilindros para Gas	1.192	-	-	-	1.192	479	45	-	524	668	728
Obras en Curso	18.808.427	7.186.262	(2.285.216)	-	21.709.474	-	-	-	-	21.709.474	35.028.205
Equipos de Computación	8.206.060	491.807	-	-	8.697.867	6.854.855	617.557	-	7.472.412	1.225.475	1.535.552
Equipos de Comunicación	5.809.174	23.572	257.762	-	6.090.508	3.025.146	494.504	-	3.519.652	2.570.856	2.923.290
Materiales en Almacenes	2.161.791	3.162.784	(1.818.593)	(1.514.834)	2.191.148	-	-	-	-	2.191.148	2.490.153
Anticipos a Proveedores	2.165.489	1.478.282	(1.835.836)	-	1.807.935	-	-	-	-	1.807.935	2.038.565
TOTAL AL 30.09.01	669.487.591	17.036.805	-	(2.662.154)	683.862.242	159.733.506	16.313.003	(685.708)	175.360.801	508.501.441	-
TOTAL AL 30.09.00	641.122.287	21.665.793	-	(2.882.329)	659.905.731	139.389.638	15.613.677	(493.765)	154.509.560	-	505.398.171

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio	Aumentos	Valor al cierre del período	Amortizaciones				Neto Resultante	Neto Resultante
				Acumuladas al comienzo del ejercicio	Del período		Acumuladas al cierre del período	al 30.09.01	al 30.09.00
					Alícuota Anual	Monto (1)			
	$	$	$	$	%	$	$	$	$
Gastos preoperativos, de organización y relativos a la emisión de Obligaciones Negociables	4.476.294	-	4.476.294	4.039.205	20	317.039	4.356.244	120.050	652.585
Software de sistemas de computación	2.630.399	230.060	2.760.459	581.980	20	230.976	812.956	1.947.503	859.580
Total al 30.09.01	7.006.693	230.060	7.236.753	4.621.185	-	548.015	5.169.200	2.067.553	-
Total al 30.09.00	5.674.174	261.033	5.935.207	4.016.840	-	406.202	4.423.042	-	1.512.165

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
BalanceTrimestral al 30 de septiembre de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor					
					Actividad Principal	Resultado al 30.09.01 Ganancia $	Total del Capital Social $	Patrimonio Neto $	Participación sobre el Capital Social %
Inversiones No Corrientes									
I.V. Invergas S.A.	11.999	6.449.753	6.506.817	6.506.817	Inversión	107.460	3.512.000	6.627.999	99,999972
Distribuidora Gesell Gas S.A.	1	1	1	1	Prestación del servicio público de subdistribución de gas	112.676	3.578.000	6.598.239	0,000028
Total al 30.09.01	12.000	6.449.754	6.506.818	6.506.818					
Total al 30.09.00	12.000	6.449.754	6.380.616	6.380.616					

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Balance Trimestral al 30 de septiembre de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V.N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.09.01 $	VALOR REGISTRADO AL 30.09.00 $
INVERSIONES				
Depósitos a plazo fijo	-	-	-	1.366.246
Fondos Comunes de Inversión:				
ABN-Amro Bank	5.894.208	1,000000	5.894.208	-
Banque Nationale de Paris	3.900.000	1,000000	3.900.000	-
Banco Río de La Plata	3.473.000	1,000000	3.473.000	-
Acciones:				
INDUPA S.A.I.C	90.881	0,194000	17.631	52.075
FO.GA.BA. S.A.P.E.M.	10.000	1,000000	10.000	10.000
TOTAL INVERSIONES			13.294.839	1.428.321

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CÍA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio		Aumentos	Disminuciones	Saldos al 30.09.01	Saldos al 30.09.00
	$		$	$	$	$
Deducidas del Activo						
Para Créditos Incobrables	12.247.417	(1)	949.158	-	13.196.575	11.345.756
Por Incobrabilidad Certificados de participación Clase "C" Mercobank S.A.	667.325		-		667.325	667.325
Por Desvalorización Acciones Mercobank S.A.	402.607		-	374.183	28.424	939.382
Del Pasivo						
Para Juicios	3.484.831	(2)	1.085.963	109.806	4.460.988	2.793.308
TOTAL	16.802.180		2.035.121	483.989	18.353.312	15.745.771

(1) Imputado a Gastos de Comercialización en el Anexo "H"

(2) Imputado $ 206.836 a Gastos de Administración en el Anexo "H"

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia:11.674
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas

Anexo "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio		
Gas Natural	245.658	81.333
Más:		
Compras		
Compras de gas para clientes	105.104.073	98.918.974
Compras de gas para procesamiento	566.147	5.671.562
Compras de capacidad de transporte para clientes	65.698.325	59.612.668
Compras de capacidad de transporte para procesamiento	261.318	2.265.484
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	38.402.402	36.457.955
Por procesamiento de gas	889.644	5.144.306
Menos:		
Gas Natural (existencia al cierre del período)	-	(198.962)
COSTO DE VENTAS	211.167.567	207.953.320

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Número de Registro en la Inspección General de Justicia: 11.674

Balance Trimestral al 30 de septiembre de 2001 y 2000

Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.09.01 $	Monto en Moneda Local al 30.09.00 $
Activo Corriente					
Caja y Bancos	U$S	133.043	1,0000	133.043	107.765
Total del Activo Corriente		133.043	-	133.043	107.765
Total del Activo		133.043	-	133.043	107.765
Pasivo Corriente					
Proveedores	U$S	712.010	1,0000	712.010	233.259
Préstamos					
Banco Río de la Plata S.A.	U$S	14.018.027	1,0000	14.018.027	1.650.378
Banco Supervielle Societe Generale S.A.	U$S	3.027.616	1,0000	3.027.616	-
Bank of Tokio	U$S	5.046.473	1,0000	5.046.473	-
Banco ITAU Buen Ayre	U$S	5.000.000	1,0000	5.000.000	-
Obligaciones Negociables - Capital	U$S	79.443.000	1,0000	79.443.000	-
Obligaciones Negociables - Intereses	U$S	2.163.718	1,0000	2.163.718	2.163.718
Total del Pasivo Corriente		109.410.844	-	109.410.844	4.047.355
Pasivo no Corriente					
Préstamos					
Obligaciones Negociables - Capital	U$S	-	-	-	79.443.000
Total del Pasivo no Corriente		-	-	-	79.443.000
Total del Pasivo		109.410.844	-	109.410.844	83.490.355

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Número de Registro en la Inspección General de Justicia: 11.674
Información requerida por el art. 64 Inc. b) de Ley N° 19.550
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total Período al 30.09.01	Total Período al 30.09.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	443.068	7.597.076	155.811	4.900.324	3.453.127	-	18.106.338	18.028.755
Cargas Sociales	-	2.518.874	40.817	1.535.086	1.097.866	-	5.192.445	4.999.088
Honorarios de Directores y Síndicos	-	-	-	67.168	-	-	67.168	288.750
Honorarios por Servicios Profesionales	-	-	-	3.615.560	-	-	3.615.560	1.859.261
Honorarios por Asesoramiento Operador Técnico	-	4.158.093	-	-	-	-	4.158.093	3.952.797
Materiales Diversos	-	1.787.224	1.697	-	-	-	1.788.921	1.822.570
Servicios y Suministro de terceros	-	2.140.450	15.198	230.104	1.231.950	-	3.617.702	3.979.017
Gastos de Correos y Telecomunicaciones	-	421.138	10.498	646.373	124.048	-	1.202.057	1.208.044
Arrendamientos	-	282.893	2.327	172.418	83.327	-	540.965	634.017
Transportes y Fletes	-	46.911	1.729	28.592	13.818	-	91.050	151.187
Servidumbres	-	712.940	-	-	-	-	712.940	349.276
Materiales de Oficina	-	217.587	2.222	132.614	64.090	-	416.513	447.280
Viajes y Estadías	-	502.447	19.706	306.233	147.998	-	976.384	1.028.957
Primas de Seguros	-	187.974	7.633	115.029	55.592	-	366.228	266.945
Mantenimiento y Reparación de Bienes de Uso	-	1.670.185	5.753	195.997	94.723	-	1.966.658	827.487
Depreciación de Bienes de Uso	-	15.270.712	45	702.660	339.586	-	16.313.003	15.613.677
Amortizaciones de Activos Intangibles	-	-	-	548.015	-	-	548.015	406.202
Impuestos, Tasas y Contribuciones	-	625.155	230	2.672.541	179.424	-	3.477.350	2.424.340
Publicidad y Propaganda	-	-	-	-	284.761	-	284.761	348.547
Deudores Incobrables	-	-	-	-	949.158	-	949.158	1.407.683
Gastos y Comisiones bancarias	-	-	-	1.263.070	-	-	1.263.070	921.229
Intereses por Operaciones Financieras	1.545.673	-	-	-	-	5.550.932	5.550.932	4.052.350
Diferencias de Cambio	-	-	-	-	-	24.686	24.686	6.495
Intereses Otros	-	-	-	-	-	617.730	617.730	1.299.483
Gastos Diversos	-	282.943	3.686	426.474	77.452	-	770.555	794.124
Procesamiento de Líquidos	-	-	622.292	-	-	-	622.292	4.842.915
Totales al 30.09.01	1.988.741	38.402.402	689.644	17.558.260	8.196.920	6.193.350	71.240.578	-
Totales al 30.09.00	2.016.468	38.457.955	5.144.306	14.493.397	8.506.462	5.358.328	-	69.960.445

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizado el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a $ 292,5 millones, y fueron principalmente a Industrias (18 %), Residenciales (57 %), Comerciales (20 %), transporte a Industrias (3 %), otros (2 %), los que incluyen las ventas originadas por el procesamiento en la Planta General Cerri.

Las entregas de gas durante el período totalizaron 2.118,3 millones de metros cúbicos de gas vendido, equivalentes a un volumen promedio diario de despacho de 7,8 millones de metros cúbicos. Adicionalmente, se transportaron 325,7 millones de metros cúbicos de gas para Industrias y R.T.P. YPF, y 0,3 millones de metros cúbicos de transporte RTP Camuzzi Gas Pampeana. Se utilizó el 82 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 105,9 millones y $ 67,0 millones, espectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del período.

Durante el período se incorporaron 22.623 nuevos clientes, llegando al total de 913.203 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 2,5 %, neto de los cierres por falta de pago efectuados.

Se puso en marcha un programa de control exhaustivo de equipos de medición de clientes industriales, procediendo a la verificación de equipos de distintas características y principios de funcionamiento, lo que posibilitó la detección de algunas fallas constructivas y de montaje. Se espera que las correcciones a realizar permitirán disminuir el gas no contabilizado.

Se realizó la habilitación del sistema de Gasoductos del Noroeste de la provincia de Buenos Aires y las plantas de regulación de las localidades de Gral. Viamonte, Gral. Pinto, Lincoln y Vedia.

Se habilitó la planta de carga de GNC de la localidad de América, provincia de Buenos Aires.

Se instaló y habilitó una válvula de bloqueo sobre Gasoducto Pergamino - Rojas – Junín, que resultaba necesaria para posibilitar la provisión de gas con ingresos provenientes de TGS o TGN en forma indistinta.

Se dio inicio a las obras de Telemedición previstas en el Budget de la sociedad, destinadas al telecontrol de variables operativas tales como: caudal y presión en plantas de regulación de presión y la teleseñalización de datos relacionados con el correcto funcionamiento de válvulas de seccionamiento del gasoducto Tandil mar del Plata.

Continuando con el programa de intercambio entre Camuzzi Gas Pampeana y Camuzzi Gazometri, con la presencia del Ing. Giorgio Clhapoutakis, se culminaron los relevamientos que se vienen

realizando para definir un marco de aplicación de las Celdas IR Free, como parte del programa de investigación conjunta en temas de protección catódica de cañerías de acero.

Se realizaron los cursos de protección catódica para los técnicos de las Unidades Operativas. Los temas tratados fueron: Medio Ambiente Natural, Corrosión inducida microbiológicamente y corrosión metálica.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Se realizaron las auditorías de seguridad en las unidades operativas Chivilcoy y Pehuajó.

Se desarrolla de acuerdo a cronograma previsto la implementación de normas ISO 14000.

De acuerdo con la programación se realizó la capacitación de inspectores de estaciones de GNC.

Se realizó la revisión de los procedimientos de inspección de estaciones de GNC, Medición de ruidos en Plantas Reguladoras y Control de Olor en Plantas de Odorización.

Durante este período se recibió la auditoría en temas de Seguridad y Medio Ambiente de los especialistas de Sempra Energy International.

El proceso recesivo en el cual se encuentra la economía se está viendo agravado por las fuertes caídas de los activos argentinos en los mercados internacionales. En el plano local, la desconfianza sobre las posibilidades del retorno a un sendero de crecimiento sostenible y la fragilidad que presenta la situación fiscal se tradujo una fuerte caída de depósitos en el sistema financiero. Ante esta situación, el Gobierno adoptó como política fiscal la regla de llamado "déficit cero": la misma implica que los gastos presupuestados sólo serán ejecutados en la medida en que los ingresos tributarios aseguren un saldo de caja equilibrado. Esta medida se vió apoyada por un nuevo préstamo del FMI por U$S 5.000 millones, más el compromiso de otros U$S 3.000 millones para operaciones de manejo de pasivos. De esta manera, se revirtió la caída en el nivel de los depósitos, aunque se espera que los efectos del alza de la tasa de interés y la notoria disminución del crédito se traduzcan en una variación negativa del PBI para fin de año.

La Bolsa (medida a través del índice Merval) acumula al fin de septiembre una caída del 55% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles superiores al 15%.

Durante el periodo, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones

El monto operado en colocaciones financieras durante el período de nueve meses fue de Pesos 1.113,8 millones, con un plazo promedio de 1,9 días y una tasa promedio de 12,91%.

El total de tomas acumuladas durante el mismo período fue de Pesos 986,8 millones, con un plazo promedio de 3,8 días y a una tasa promedio de 11,96%.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 17,1 millones durante el período.

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

ESTRUCTURA PATRIMONIAL CONSOLIDADA COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Activo corriente	121.102.853	113.808.052	106.036.543	101.127.877	118.162.440
Activo no corriente	562.869.622	534.736.054	522.860.953	529.190.789	530.614.736
Total	683.972.475	648.544.106	628.897.496	630.318.666	648.777.176
Pasivo corriente	200.796.335	94.899.537	83.900.006	82.146.013	88.536.047
Pasivo no corriente	19.739.958	90.163.648	90.943.214	92.344.126	96.547.409
Subtotal	220.536.293	185.063.185	174.843.220	174.490.139	185.083.456
Participación de terceros en Sociedades Controladas	4	3	-	-	-
Patrimonio neto	463.436.178	463.480.918	454.054.276	455.828.527	463.693.720
Total	683.972.475	648.544.106	628.897.496	630.318.666	648.777.176

ESTRUCTURA DE RESULTADOS CONSOLIDADA COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Resultado operativo ordinario	48.097.536	51.493.712	49.985.663	44.406.903	43.380.401
Otros ingresos y egresos	709.937	(483.319)	(199.995)	(1.733.333)	(508.427)
Resultados financieros netos	(1.984.699)	(1.588.355)	(2.395.752)	(4.653.769)	(2.049.149)
Impuesto a las Ganancias	(16.913.660)	(18.913.917)	(18.050.252)	(17.410.331)	(14.190.281)
Participación de terceros en Sociedades Controladas	-	2	-	-	-
Resultado Ordinario	29.909.114	30.508.123	29.339.664	20.609.470	26.632.544
Resultados Extraordinarios	-	(297.771)	(427.731)	(153.060)	-
Resultado Neto	29.909.114	30.210.352	28.911.933	20.456.410	26.632.544

INDICES	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Liquidez	0,60	1,20	1,26	1,23	1,33
Endeudamiento	0,48	0,40	0,39	0,38	0,40

Camuzzi Gas Pampeana S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS	30.09.01 (miles de m³)	30.09.00 (miles de m³)	30.09.99 (miles de m³)	30.09.98 (miles de m³)	30.09.97 (miles de m³)
Volumen de gas natural disponible para la venta (1)	2.111.225	2.082.570	2.484.334	2.457.608	2.595.222
Volumen de ventas gas natural (1)	2.618.487	2.053.528	2.447.863	2.414.100	2.527.617
Gas entregado en Planta Cerri para su tratamiento y venta	320	123.682	156.975	127.398	94.166

(1) No incluye volumen de transporte a industrias y RTP.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 4 % con respecto al mismo período del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas Pampeana S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	23.839.169
Hasta 6 meses	3.794.385
Hasta 9 meses	380.813
Hasta 1 año	636.714
Hasta 2 años	1.115.795
Más de 2 años	5.012.273
	34.779.149

Deudas
De Plazo Vencido: $ 1.173.470

b) Créditos:
Sin plazo establecido a la vista: $ 32.190.108

Deudas:
Sin plazo establecido a la vista: $ 31.271.068

c) Créditos:

A vencer	$
Hasta 3 meses	61.071.263
Hasta 6 meses	969.371
Hasta 9 meses	913.093
Hasta 1 año	1.010.310
Más de 1 año	15.959.787
	79.923.824

d) Deudas:

A vencer	$
Hasta 3 meses	167.960.223
Hasta 6 meses	4.266.674
Hasta 9 meses	9.828.995
Hasta 1 año	5.004.658
Hasta 2 años	-
	187.060.550

4- Créditos:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan intereses $	No devengan intereses $
Cred. Ctes.	65.306.115	37.592.000	-	-	-
Cred. no Ctes.	2.946.198	41.048.768	-	-	-
Total	68.252.313	78.640.768	-	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan Intereses $	Devengan Intereses $	No devengan intereses $
Pas. Ctes.	88.373.109	4.507	2.967.844	106.443.000	1.976.670
Pas. no Ctes.	932.766	8.602.711	-	-	10.204.481
Total	89.305.875	8.607.218	2.967.844	106.443.000	12.181.151

5- Ver Nota 3 a los Estados Contables.

6- No existen.

7- Al cierre del período, la Sociedad no posee bienes de cambio en existencia.

8- El criterio de valuación utilizado se encuentra explicado en nota 3 a los Estados Contables.

9- No existen.

10- No existen.

11- No existen.

12- Ver Notas 3.e., 3.g. y 3.h a los Estados Contables.

13-

Rubro	Valor Asegurado $	Riesgo Asegurado	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles	25.521.669	Todo riesgo	16.002.188
Subtotal	25.521.669		16.002.188
Instalaciones	197.000	Todo riesgo	6.327.342
Estaciones reductoras	24.978.365	Todo riesgo	12.769.340
Equipos para proceso	3.957.000	Todo riesgo	1.394.951
Equipos de computación y comunicación	2.500.000	Todo riesgo	3.796.331
Rodados	335.100	Robo, incendio y destrucción	2.510.071
Total Asegurado	**57.489.134**		**42.800.223**

14- No existen.

15- Ver Nota 17 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 31 de octubre de 2001.

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS PAMPEANA S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas Pampeana S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 21 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I;

c) la Información adicional a las notas a los estados contables requerida por el artículo N° 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires.

   En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora



Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas Pampeana S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas Pampeana S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. **ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA**

Hemos examinado el balance trimestral de Camuzzi Gas Pampeana S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 21 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 4 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. **ALCANCE DEL TRABAJO**

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a

personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas Pampeana S.A. y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 8 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 333.281.049.

4.3. Al 30 de septiembre de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 399.628, no siendo exigibles a dicha fecha.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

CAMUZZI GAS PAMPEANA S.A.

Financial Statements
for the nine-month periods
ended September 30, 2001 and 2000

Camuzzi Gas Pampeana S.A.

Financial Statements

Table of Contents (in accordance with General Resolution No. 368 of the Argentine Securities and Exchange Commission with regard to their filing with the Buenos Aires Stock Exchange)

Comparative financial statements for the nine-month periods ended September 30, 2001, stated in Pesos.

Name of the Company: **CAMUZZI GAS PAMPEANA S.A.**
("Camuzzi Gas Pampeana S.A." or the "Company")

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 3° - Buenos Aires

Principal Activity: Public natural gas distribution services

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: December 1, 1992

Of latest amendments: July 4, 1996

Registration number with the Superintendency of Corporations: 11,674

Duration of the Company: Until December 1, 2091

Name of the controlling company: Sodigas Pampeana S.A.

Corporate Domicile: Av. Alicia M. de Justo 240 - 4° Piso - Capital Federal

Principal Activity: Investment and comprehensive advice

Interest in shareholders' equity and votes: 86.091962%

CAPITAL STATUS				
Number of shares	Type of stock	No. of votes per share	Subscribed *(Pesos)*	Paid up *(Pesos)*
169,973,335	Class A shares of common stock in book entry form	1	169,973,335	169,973,335
132,853,609	Class B shares of common stock in book entry form	1	132,853,609	132,853,609
30,454,105	Class C shares of common stock in book entry form	1	30,454,105	30,454,105
333,281,049			333,281,049	333,281,049

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Quarterly Consolidated Balance Sheet as of September 30, 2001 and 2000

(Notes 1 and 2)

	As of September 30,	
	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 3.a)	5,683,942	2,272,633
Investments	13,335,898	1,474,271
Trade accounts receivable, net (Note 3.b)	93,485,299	104,152,688
Receivables from related parties	3,040,158	981,063
Other receivables, net (Note 3.c)	5,557,556	4,642,035
Inventories (Schedule F)	–	198,962
Other assets, net (Note 3.d)	–	86,400
Total current assets	121,102,853	113,808,052
NON-CURRENT ASSETS		
Trade accounts receivable, net (Note 3.b)	27,034,482	856,906
Other receivables, net (Note 3.c)	21,367,450	23,520,756
Fixed assets, net (Schedule A)	508,613,632	505,493,504
Intangible assets, net	2,205,198	1,666,125
Other assets, net (Note 3.d)	3,648,860	3,198,763
Total non-current assets	562,869,622	534,736,054
TOTAL ASSETS	683,972,475	648,544,106
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 3.e)	44,864,532	44,563,718
Loans (Note 3.f)	108,813,809	3,859,990
Payables to related parties	4,278,572	4,385,218
Salary and social security payable (Note 3.g)	4,051,164	3,708,608
Taxes payable (Note 3.h)	26,768,852	27,725,015
Other liabilities (Note 3.i)	7,475,559	7,780,821
Allowances and provisions	4,543,847	2,876,167
Total current liabilities	200,796,335	94,899,537
NON-CURRENT LIABILITIES		
Trade accounts payable (Note 3.e)	8,960,427	–
Loans (Note 3.f)	–	79,443,000
Other liabilities (Note 3.i)	10,779,531	10,720,648
Total non-current liabilities	19,739,958	90,163,648
TOTAL LIABILITIES	220,536,293	185,063,185
Minority interest	4	3
SHAREHOLDERS' EQUITY	463,436,178	463,480,918
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	683,972,475	648,544,106

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Consolidated Statements of Income
For the nine-month periods ended September 30, 2001 and 2000
(Notes 1 and 2)

	As of September 30,	
	2001	2000
	(Pesos)	
Net sales (Note 3.j)	285,828,807	283,105,663
Cost of sales (Schedule F)	(211,390,372)	(208,219,510)
Gross profit	74,438,435	74,886,153
Selling expenses	(8,607,322)	(8,702,620)
General and administrative expenses	(17,733,577)	(14,689,821)
Operating income	48,097,536	51,493,712
Other income/(expenses), net (Note 3.l)	709,937	(483,319)
Net financial results (Note 3.k)		
Generated by assets	4,211,554	3,771,483
Generated by liabilities	(6,196,253)	(5,359,838)
Income tax	(16,913,660)	(18,913,917)
Minority interests	–	2
Ordinary income	29,909,114	30,508,123
Extraordinary (loss) (Notes 3.m)	–	(297,771)
Net income for the period	**29,909,114**	**30,210,352**

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A.and its Subsidiary Company

Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2001 and 2000
(Notes 1 and 2)

	As of September 30,	
	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of the year	8,980,623	17,957,590
Net increase/(decrease) in cash and cash equivalents	10,011,586	(14,272,761)
Cash and cash equivalents at end of the period	18,992,209	3,684,829
Sources of funds		
Ordinary income for the period	29,909,114	30,508,123
Plus: Items not entailing the use of funds		
Fixed asset depreciation	16,331,272	15,630,183
Intangible asset amortization	597,011	447,780
Net book value of deductions of fixed assets	1,986,988	2,393,492
Accrued vacations and bonuses	1,245,152	2,514,619
Fees for financial advice and services	50,000	50,000
Intercompany fees and expenses	76,887	76,301
Technical assistance agreement	3,933,093	3,952,797
Intercompany changes	–	1,555,125
Accrued interest payable	2,255,834	2,164,096
Accrued purchases pending payment	45,742,718	42,796,566
Accrued income tax	16,913,660	18,879,565
Accrued business indebtedness cost tax	184,958	324,614
Accrued gross sales tax payable	4,032,885	4,992,891
Increase in allowance for doubtful accounts	1,201,371	1,486,779
Increase in provisions for pending lawsuits	1,085,963	379,988
	95,637,792	97,644,796
Less: Items not entailing sources of funds		
Accrued interest pending collection	(502,682)	(335,620)
Recovery of allowance for doubtful accounts	(47,491)	–
Recovery of intercompany expenses	(2,609,177)	(833,095)
Accrued sales pending collection	(100,456,767)	(93,393,003)
Intercompany sales	(418)	(461,684)
	(103,616,535)	(95,023,402)
Third party interests in subsidiaries	–	(2)
Funds originated from ordinary operations	21,930,371	33,129,515
Extraordinary (loss) for the period	–	(297,771)
Plus: Items not entailing the use of funds		
Depreciation of Mercobank S.A. shares	–	297,771
Funds originated from extraordinary operations	–	–
Funds originated from operations - (Carried forward)	21,930,371	33,129,515

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Consolidated Statements of Cash Flows (Continued)

	As of September 30,	
	2001	2000
	(Pesos)	
Brought forward	21,930,371	33,129,515
Other sources of funds		
Decrease in other receivables	2,260,627	3,426,678
Decrease in other assets	472,374	–
Decrease in inventories	245,658	–
Increase in taxes payable	33,027	–
Increase in bank debts	26,813,005	1,307,017
Increase in financial loans	–	45,894
Changes in trade accounts receivable	51,591,468	32,281,612
Decrease in intercompany receivables	660,654	759,790
Total other sources of funds	82,076,813	37,820,991
Total sources of funds	104,007,184	70,950,506
Applications of funds		
Decrease in provisions	–	(159,669)
Increase in inventories	–	(117,629)
Increase in other assets	(223,797)	(1,703,050)
Increase in other receivables	(932,225)	–
Decrease in trade accounts payable	(36,612,656)	(35,331,320)
Decrease in allowances	(109,806)	–
Decrease in intercompany payables	(1,391,878)	(283,560)
Payment of dividends	(23,495,036)	–
Decrease in salaries and social security liabilities	(825,711)	(2,332,599)
Acquisition of fixed assets	(15,256,040)	(19,965,490)
Additions of intangible assets	(276,820)	(384,302)
Decrease in taxes payable	(13,611,933)	(23,487,990)
Decrease in other liabilities	(1,259,696)	(1,457,658)
Total applications of funds	(93,995,598)	(85,223,267)
Increase/(decrease) in funds	10,011,586	(14,272,761)

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements
For the nine-month periods ended September 30, 2001 and 2000

NOTE 1: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 290/97 of the Comisión Nacional de Valores (the "CNV"), which establishes that consolidated financial statements must be submitted following the procedure outlined in Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, the Balance Sheet of the Company at September 30, 2001 and 2000, and the Statements of Income and Cash Flows for the periods then ended have been consolidated on a line-by-line basis with the financial statements of the Subsidiary Company.

The Financial Statements of the Subsidiary I.V. Invergas S.A. as of September 30, 2001 have been used in order to determine its equity value and consolidate such company. For comparative purposes, reclassifications have been made based on the information as of September 30, 2000, to reflect such information on a uniform basis with respect to the period under consideration.

Non-monetary items included in the Financial Statements at September 30, 2001 and 2000, have been restated in current values up to August 31, 1995. No adjustments have been applied since such date.

The Financial Statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 2: VALUATION CRITERIA

The Financial Statements of the Subsidiary Company have been prepared based on criteria consistent with those applied for preparing the financial statements of Camuzzi Gas Pampeana S.A.

The principal valuation and disclosure criteria used for the preparation of the Financial Statements of the Subsidiary Companies not otherwise set forth in the valuation criteria note of the Company are as follows:

a. Contribution of improvements receivable

The works related to the home gas distribution network of Distribuidora Gesell Gas S.A. are financed through the contribution of improvements applicable to the frontage landowners or holders of the plots of land of the city of Villa Gesell.

The works performed are mandatorily payable by the owners or holders of the benefited premises. Such obligation is instrumented through debt certificates issued by Distribuidora Gesell Gas S.A. and submitted to the Municipality of Villa Gesell for their confirmation. The Municipality certifies that the network construction work has been performed by granting the certificate the nature of a liquid, due and unconditional debt (*título ejecutivo*) in accordance with section 521 of the Argentine Civil Code. The collection of the contribution of improvements receivable is enforceable within ten days after the notice of the liquidation approved by the Municipality. In order for such notice to be effective it must be published in the Official Gazette (*Boletín Oficial*).

The contribution of improvements receivable are stated at their face value at the balance sheet date, including accrued interest.

b. Other assets

Current

- As of September 30, 2000, LPG storage and vaporization plant assigned to the Subsidiary Company Gesell Gas S.A., which has been segregated for its sale. The plant has been valued at its estimated recovery value.

Non-current

- Includes the proportion of the cost of the works related to income to be recognized in connection with the debt certificates for the contribution of improvements held by the Municipality of Villa Gesell (see Note 4). Other non-current assets also includes the costs of the works performed in relation to the second tranche of the works agreed upon with the Municipality of Villa Gesell. Once such works are operative, such costs will constitute a receivable to be recovered on account of contribution of improvements (see Note 2.a).

c. Fixed assets

Includes the Fixed Assets transferred to the Subsidiary Company, Distribuidora Gesell Gas S.A. at the beginning of the period, and additions carried out subsequently and up to September 30, 2001. The Fixed Assets of the Subsidiary Company Distribuidora Gesell Gas S.A. transferred at the beginning of the period have been restated up to August 31, 1995 while subsequent additions were valued at their acquisition cost, restated in current Pesos at such date, in either case net of accumulated depreciation.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

d. Intangible assets

This caption includes organization expenses related to the home gas distribution network conversion, in order to enable the distribution of natural gas, and the costs incurred in the development of the system. Organization expenses are amortized over a three-year period on a monthly basis pursuant to the straight-line method.

e. Income tax and minimum income tax

The Subsidiary Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

The minimum income tax was established by Law No. 25,063 for ten fiscal years. This tax is supplementary to the income tax because, while the latter is levied on the taxable income for the fiscal year, the minimum income tax is a 1% minimum tax on the potential income from certain assets. The Company is liable for the payment of the greater of the two amounts. The payment of such tax may be carried forward and applied as a payment on account of the income tax established for any of the next ten fiscal years.

NOTE 3: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of September 30, 2001	As of September 30, 2000
	(Pesos)	
Cash	131,798	116,471
Banks	5,552,144	2,156,162
Total cash and banks	5,683,942	2,272,633

b. Trade accounts receivable, net

	As of September 30, 2001	As of September 30, 2000
Current	(Pesos)	
Customers	62,907,262	60,262,401
Subsidies receivable	2,481,206	3,131,686
Unbilled gas revenue	34,454,499	42,732,842
Receivable to be recovered from users - Producer Price Index	3,930,880	7,492,504
Subtotal	103,773,847	113,619,433
Less: Allowance for doubtful accounts	(10,288,548)	(9,466,745)
Total	93,485,299	104,152,688
Non current		
Subsidies receivable	3,407,098	2,807,098
Receivable to be recovered from users - Producer Price Index	26,607,384	–
Subtotal	30,014,482	2,807,098
Less: Allowance for doubtful accounts	(2,980,000)	(1,950,192)
Total	27,034,482	856,906
Total trade accounts receivable, net	120,519,781	105,009,594

c. Other receivables, net

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Other assets to be recovered as per Section 41 Law 24,076 (gross sales tax)	3,470,308	3,141,653
Minimum Income Tax - Payment on account of income tax	199,049	88,418
Income tax advance payment	38,729	32,377
Other assets to be recovered from customers due to agreements	590,058	235,334
Prepaid expenses	380,051	255,624
Guarantee deposits	125,039	319,039
Contribution of improvements receivable (Note 4)	420,155	248,692
Other	475,835	415,456
Subtotal	5,699,224	4,736,593
less: Allowance for uncollectibility of contribution of improvements receivable	(141,668)	(94,558)
Total	5,557,556	4,642,035
Non-current		
Other assets to be recovered as per Section 41 Law 24,076 (gross sales tax)	15,446,539	18,836,201
Contribution of improvements receivable (Note 4)	5,872,155	4,782,175
Judicial deposits	535,596	514,655
Other assets to be recovered from customers due to Agreements	458,698	223,436
Prepaid expenses	345,796	158,517
Other	176,705	201,316
Subtotal	22,835,489	24,716,300
less: Allowance for uncollectible of contribution of improvements receivable	(1,468,039)	(1,195,544)
Total	21,367,450	23,520,756
Total other receivables, net	26,925,006	28,162,791

d. Other assets, net

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Fixed assets available for sale (Note 2.b)	--	86,400
Total	--	86,400
Non-current		
Works in progress (Notes 2.b and 4)	3,648,860	3,099,506
Series "C" Certificates	667,325	667,325
Mercobank S.A.'s shares	28,424	1,038,639
Subtotal	4,344,609	4,805,470
less:		
Valuation allowance of Mercobank S.A.'s shares	(28,424)	(939,382)
Valuation for uncollectible Series "C" Certificates	(667,325)	(667,325)
Subtotal	(695,749)	(1,606,707)
Total	3,648,860	3,198,763
Total other assets, net	3,648,860	3,285,163

e. Trade accounts payable

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Suppliers	8,383,892	6,679,407
Unbilled by suppliers	34,999,549	35,519,719
Debts payable - Producer Price Index	1,481,091	2,364,592
Subtotal	44,864,532	44,563,718
Non-current		
Debts payable - Producer Price Index	8,960,427	--
Subtotal	8,960,427	--
Total trade accounts payable	53,824,959	44,563,718

f. Loans

	As of September 30,	
	2001	**2000**
	(Pesos)	
Current		
Notes	79,443,000	--
Bank debts	27,000,000	1,650,000
Overdrafts	114,975	45,894
Accrued interest	2,255,834	2,164,096
Total	108,813,809	3,859,990
Non-current		
Notes	--	79,443,000
Total	--	79,443,000
Total loans	108,813,809	83,302,990

g. Salary and social security payable

	As of September 30,	
	2001	2000
	(Pesos)	
Social security payable	695,491	567,261
Accrual for vacations	1,972,889	1,698,551
Accrual for bonuses	780,000	841,698
Accrual for annual bonus	566,100	533,591
Other	36,684	67,507
Total salary and social security payable	4,051,164	3,708,608

h. Taxes payable

	As of September 30,	
	2001	2000
	(Pesos)	
Income tax	9,048,995	8,792,389
Value added tax	6,981,930	7,186,108
Gross sales tax	4,117,155	3,667,623
Provincial tax	3,765,414	4,105,693
Municipal rates	2,031,862	2,294,102
Business indebtedness cost tax	184,958	324,614
Asset tax	84,078	88,418
Tax amnesty program	--	778,996
Other	554,460	487,072
Total taxes payable	26,768,852	27,725,015

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

i. Other liabilities

	As of September 30,	
	2001	2000
Current	(Pesos)	
Gas-in-kind payables	1,977,621	2,017,664
Consumer reconnection deposits	121,381	131,882
Unbilled transportation charges	1,054,505	270,935
Other	4,322,052	5,360,340
Total	7,475,559	7,780,821
Non-current		
Gas-in-kind payables	10,204,481	10,719,648
Other	575,050	1,000
Total	10,779,531	10,720,648
Total other liabilities	18,255,090	18,501,469

Statement of income

j. Net sales

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Gas sales	292,487,587	289,985,778
Other sales	2,962,775	2,481,285
Direct taxes on sales	(9,621,555)	(9,361,400)
Total net sales	285,828,807	283,105,663

Camuzzi Gas Pampeana S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

k. Net financial results

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Generated by assets		
Interest income	3,805,997	3,742,320
Income from investments	167,098	28,234
Other	238,459	929
Total net financial results	4,211,554	3,771,483
Generated by liabilities		
Financial interest	(5,552,953)	(4,053,752)
Other	(643,300)	(1,306,086)
Total	(6,196,253)	(5,359,838)
Total net financial results	(1,984,699)	(1,588,355)

l. Other income/(expenses), net

	For the nine-month periods ended September 30,	
	2001	**2000**
	(Pesos)	
Other income		
Leases	412,390	307,750
Income/(loss) from contribution of improvements	868,132	--
Commissions for collection charges on behalf of third parties	72,058	47,138
Recovery of allowance for doubtful accounts	47,491	--
Other	151,541	23,068
Total	1,551,612	377,956
Other expenses		
Fines and sanctions	(90,343)	(817,346)
Cost of network construction	(472,694)	--
Other	(278,638)	(43,929)
Total	(841,675)	(861,275)
Total other income/(expenses), net	709,937	(483,319)

m. Extraordinary (loss)

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Valuation allowance of Mercobank S.A.'s shares	–	(297,771)
Total (loss)	–	(297,771)

NOTE 4: DEBT CERTIFICATES RELATED TO THE CONTRIBUTION OF IMPROVEMENTS HELD BY THE MUNICIPALITY OF VILLA GESELL

At the date of these Financial Statements, the Municipality of Villa Gesell holds debt certificates related to the contribution of improvements belonging to Distribuidora Gesell Gas S.A. for an aggregate amount of Ps. 281,776, which have been timely submitted for confirmation, their collection not being due as of September 30, 2001 (see Note 2.a).

Furthermore, Ps. 126,798 are included under Other non-current assets caption corresponding to the proportion of the cost of the works related to income to be recognized at the time of confirmation of such certificates' enforcement (see Note 2.b.).

Camuzzi Gas Pampeana S.A.

Consolidated Fixed Assets

For the nine-month periods ended September 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION: Accumulated as of beginning of year (Pesos)	DEPRECIATION: Of the period: Amount (Pesos)	DEPRECIATION: Of the period: Deductions (Pesos)	DEPRECIATION: Accumulated as of end of period (Pesos)	Net carrying value as of September 30, 2001 (Pesos)	Net carrying value as of September 30, 2000 (Pesos)
Land	4,698,125	–	–	–	4,698,125	–	–	–	–	4,698,125	4,698,125
Condominiums	623,889	–	–	–	623,889	137,986	13,599	–	151,585	472,304	490,436
Buildings	14,651,204	53,355	2,490,947	–	17,195,506	2,744,488	307,408	–	3,051,896	14,143,610	11,983,382
Facilities	7,924,206	56,976	–	–	7,981,182	1,455,811	197,731	–	1,653,542	6,327,640	6,492,140
Gas pipelines	196,542,337	–	(152,380)	–	196,389,957	44,913,609	3,920,513	–	48,834,122	147,555,835	145,637,867
Main and secondary pipelines	49,583,196	–	63,742	–	49,646,938	10,433,182	963,591	–	11,396,773	38,250,165	37,292,015
Distribution networks	276,592,284	3,796,188	1,002,484	–	281,390,956	63,938,505	6,575,918	–	70,514,423	210,876,533	203,548,569
Machinery and equipment	4,336,005	394,156	–	(27,009)	4,703,152	999,253	191,721	(26,741)	1,164,233	3,538,919	3,265,136
Pressure reduction stations	14,740,322	–	1,371,735	–	16,112,057	2,953,489	389,228	–	3,342,717	12,769,340	9,626,292
Processing equipment	2,480,200	–	(910,647)	–	1,569,553	68,947	105,655	–	174,602	1,394,951	787,361
Vehicles	8,406,799	259,590	–	(152,564)	8,513,825	5,429,070	656,486	(106,730)	5,978,826	2,534,999	2,126,648
Furniture and office equipment	2,137,002	131,858	(3,755)	–	2,265,105	763,575	112,893	–	876,468	1,388,637	1,344,822
Gas meters	51,700,977	6,055	1,648,630	(967,747)	52,387,915	16,033,102	1,776,013	(552,237)	17,256,878	35,131,037	34,148,929
Gas cylinders	1,192	–	–	–	1,192	479	45	–	524	668	728
Works in progress	16,808,427	7,186,262	(2,285,215)	–	21,709,474	–	–	–	–	21,709,474	35,029,205
Computer equipment	8,219,994	491,807	–	–	8,711,801	6,864,131	621,036	–	7,485,167	1,226,634	1,541,349
Communications equipment	5,810,244	23,862	257,762	–	6,091,868	3,025,576	494,708	–	3,520,284	2,571,584	2,923,985
Improvements to third party's buildings	30,460	–	–	–	30,460	5,777	4,727	–	10,504	19,956	26,259
Material at warehouses	2,164,181	3,203,948	(1,647,467)	(1,525,376)	2,195,286	–	–	–	–	2,195,286	2,491,671
Advances to suppliers	2,165,489	1,478,282	(1,835,836)	–	1,807,935	–	–	–	–	1,807,935	2,038,585
Total as of September 30, 2001	669,616,533	17,082,339	--	(2,672,696)	684,026,176	159,766,980	16,331,272	(685,708)	175,412,544	508,613,632	--
Total as of September 30, 2000	641,174,185	21,743,800	--	(2,887,247)	660,030,738	139,400,806	15,630,183	(493,755)	154,537,234	--	505,493,504

The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas Pampeana S.A.

Consolidated Cost of Sales

For the nine-month periods ended September 30, 2001 and 2000

Schedule F

	For the nine-month periods ended September 30,	
	2001 *(Pesos)*	2000 *(Pesos)*
Inventories at the beginning of the year		
Natural gas	245,658	81,333
Plus:		
Gas purchases for customers	105,177,908	99,231,840
Gas purchases for processing	715,117	5,671,562
Gas transportation cost for customers	65,698,325	59,612,668
Gas transportation cost for processing	261,318	2,265,484
Operating expenses		
Gas sales to customers	38,402,402	36,411,279
Gas processing	889,644	5,144,306
Less:		
Natural gas (at the end of the period)	--	(198,962)
Cost of sales	211,390,372	208,219,510

Camuzzi Gas Pampeana S.A.

Quarterly Balance Sheet as of September 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4.a)	5,677,534	2,086,141
Investments (Schedule D)	13,294,839	1,428,321
Trade accounts receivable, net (Note 4.b)	93,178,424	103,687,409
Receivables from related parties (Note 6)	4,695,501	1,549,666
Other receivables (Note 4.c)	5,024,190	4,354,219
Inventories (Schedule F)	–	198,962
Total current assets	121,870,488	113,304,718
NON-CURRENT ASSETS		
Investments (Note 12 and Schedule C)	6,506,818	6,380,616
Trade accounts receivable, net (Note 4.b)	27,034,482	856,906
Other receivables (Note 4.c)	16,960,484	19,931,275
Fixed assets, net (Schedule A)	508,501,441	505,396,171
Intangible assets, net (Schedule B)	2,067,553	1,512,165
Other assets, net (Note 4.d)	–	99,257
Total non-current assets	561,070,778	534,176,390
TOTAL ASSETS	682,941,266	647,481,108
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 4.e)	44,788,139	44,258,086
Loans (Note 4.f and 15)	108,698,834	3,814,096
Payables to related parties (Note 6)	4,266,674	4,385,218
Salary and social security payable (Note 4.g)	4,051,164	3,708,608
Taxes payable (Note 4.h)	26,198,374	27,277,134
Other liabilities (Note 4.i)	7,300,957	7,600,092
Allowances and provisions (Schedule E)	4,460,988	2,793,308
Total current liabilities	199,765,130	93,836,542
NON-CURRENT LIABILITIES		
Trade accounts payable (Note 4.e)	8,960,427	–
Loans (Note 4.f and 15)	–	79,443,000
Other liabilities (Note 4.i)	10,779,531	10,720,648
Total non-current liabilities	19,739,958	90,163,648
TOTAL LIABILITIES	219,505,088	184,000,190
SHAREHOLDERS' EQUITY (as per corresponding statement)	463,436,178	463,480,918
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	682,941,266	647,481,108

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Income
For the nine-month periods ended September 30, 2001 and 2000
(Notes 2 and 3)

	2001	2000
	(Pesos)	
Net sales (Note 4.j)	285,554,305	283,040,660
Cost of sales (Schedule F)	(211,167,567)	(207,953,320)
Gross profit	74,386,738	75,087,340
Selling expenses (Schedule H)	(8,196,920)	(8,506,462)
General and administrative expenses (Schedule H)	(17,558,260)	(14,493,397)
Operating income	48,631,558	52,087,481
Intercompany income/(loss)	158,654	(208,222)
Other income/(expenses), net (Note 4.l)	262,685	(483,319)
Net financial results		
Generated by assets (Note 4.k)	3,963,227	3,350,076
Generated by liabilities (Schedule H)	(6,193,350)	(5,358,328)
Income Tax	(16,913,660)	(18,879,565)
Ordinary income	29,909,114	30,508,123
Extraordinary (loss) (Notes 4.m and 11)	–	(297,771)
Net income for the period	**29,909,114**	**30,210,352**

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Changes in Shareholders' Equity

For the nine-month periods ended September 30, 2001 and 2000

(Notes 2 and 3)

	SHAREHOLDERS' CONTRIBUTIONS			CUMULATIVE RESULTS			
	Common stock (Note 8) *(Pesos)*	Inflation adjustment of common stock *(Pesos)*	Total *(Pesos)*	Legal reserve *(Pesos)*	Voluntary reserve *(Pesos)*	Retained earnings *(Pesos)*	Total shareholders' equity *(Pesos)*
Balances as of January 1, 2000	333,281,049	36,771,980	370,053,029	12,248,666	42,840,648	8,128,223	433,270,566
As resolved by Ordinary Shareholders' Meeting held on July 11, 2000: to legal reserve	--	--	--	1,561,411	--	(1,561,411)	--
Net income for the nine-month period	--	--	--	--	--	30,210,352	30,210,352
Balances as of September 30, 2000	333,281,049	36,771,980	370,053,029	13,810,077	42,840,648	36,777,164	463,480,918
Cash dividend distribution resolved by Board of Directors' Minutes dated October 30, 2000	--	--	--	--	--	(6,566,812)	(6,566,812)
Allocation of voluntary reserve (Note 16)	--	--	--	--	515,166	--	515,166
Net loss for the supplementary three-month period	--	--	--	--	--	(407,172)	(407,172)
Balances as of January 1, 2001	333,281,049	36,771,980	370,053,029	13,810,077	43,355,814	29,803,180	457,022,100
As resolved by Ordinary Shareholders' Meeting held on March 19, 2001: to legal reserve	--	--	--	1,490,159	--	(1,490,159)	--
to cash dividends	--	--	--	--	--	(23,495,036)	(23,495,036)
Net income for the nine-month period	--	--	--	--	--	29,909,114	29,909,114
Balances as of September 30, 2001	333,281,049	36,771,980	370,053,029	15,300,236	43,355,814	34,727,099	463,436,178

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Statements of Cash Flows
For the nine-month periods ended September 30, 2001 and 2000
(Notes 2 and 3)

	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of the period	8,927,500	15,038,769
Net increase/(decrease) in cash and cash equivalents	10,017,242	(11,586,382)
Cash and cash equivalents at end of period	18,944,742	3,452,387
<u>Sources of funds</u>		
Ordinary income for the period	29,909,114	30,508,123
Plus: Items not entailing the use of funds		
Fixed asset depreciation	16,313,003	15,613,677
Intangible asset amortization	548,015	406,202
Net book value of deductions of fixed assets	1,976,446	2,388,574
Accrued vacations and bonuses	1,245,152	2,514,619
Fees for financial advice and services	50,000	50,000
Intercompany fees and expenses	64,989	68,918
Technical assistance agreement	3,933,093	3,952,797
Intercompany changes	–	1,555,125
Accrued interest payable	2,255,834	2,164,096
Accrued purchases pending payment	45,726,442	42,755,287
Accrued income tax	16,913,660	18,879,565
Accrued business indebtedness cost tax	184,958	324,614
Accrued gross sales tax	4,017,699	4,984,909
Intercompany loss	–	208,222
Increase in allowance for doubtful accounts	949,158	1,407,683
Increase in provisions for pending lawsuits	1,085,963	379,988
	95,264,412	97,654,276
Less: Items not entailing sources of funds		
Recovery of intercompany expenses	(2,829,646)	(1,147,948)
Intercompany income	(158,654)	–
Accrued sales pending collection	(100,099,811)	(92,897,357)
Intercompany sales	(418)	(757,032)
	(103,088,529)	(94,802,337)
Funds originated from ordinary operations	22,084,997	33,360,062
Extraordinary (loss) for the period	–	(297,771)
Plus: Items not entailing the use of funds		
Valuation allowance of Mercobank S.A. shares	–	297,771
Funds originated from extraordinary operations	–	–
Funds originated from operations - (Carried forward)	22,084,997	33,360,062

Camuzzi Gas Pampeana S.A.

Statements of Cash Flows (Continued)

	2001	2000
	(Pesos)	
Brought forward	22,084,997	33,360,062
Other sources of funds		
Decrease in other receivables	1,820,140	3,368,758
Decrease in inventories	245,658	—
Increase in bank debts	26,698,030	1,307,017
Changes in trade accounts receivable	51,239,075	31,874,507
Decrease in intercompany receivables	600,229	1,298,488
Total other sources of funds	80,603,132	37,848,770
Total sources of funds	102,688,129	71,208,832
Applications of funds		
Increase in intercompany receivables	(490,000)	—
Increase in inventories	—	(117,629)
Payment of dividends	(23,495,036)	—
Decrease in provisions	(109,806)	(159,669)
Decrease in trade accounts payable	(36,051,531)	(35,044,596)
Decrease in intercompany payables	(1,391,878)	(582,077)
Decrease in salaries and social security liabilities	(825,711)	(2,332,599)
Acquisition of fixed assets	(15,211,456)	(19,889,885)
Additions of intangible assets	(230,060)	(261,033)
Decrease in taxes payable	(13,611,933)	(23,087,681)
Decrease in other liabilities	(1,253,476)	(1,320,045)
Total applications of funds	(92,670,887)	(82,795,214)
Increase/(decrease) in funds	10,017,242	(11,586,382)

The accompanying notes and schedules are an integral part of the financial statements.

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements
For the nine-month periods ended September 30, 2001 and 2000

NOTE 1: ORGANIZATION AND REGULATORY FRAMEWORK OF THE COMPANY

The Argentine Executive Branch, pursuant to Executive Order No. 2252/92, granted a license to the Company to render the public service of natural gas distribution through the operation of assets transferred by Gas del Estado Sociedad del Estado. The term of the license is 35 years and may be extended for ten additional years as long as the Company substantially complies with the obligations established in the license.

The Company's business is governed by Law No. 24,076, Executive Order 1,738/92, other regulatory executive orders, the Terms and Conditions, the Transfer Agreement and the License, each of which contain certain requirements with respect to service quality, capital investments, restrictions on the transfer of and creation of liens on the assets, and ownership restrictions of producers, transporters and distributors of natural gas.

A significant portion of the assets of the Company are deemed "Assets essential to the Rendering of Services" and, accordingly, the Company is required to identify and maintain such assets in accordance with the provisions of the license. Upon the expiration of the license, the assets shall be transferred to the Government or a third party assignee of the Government, free of encumbrances and liens.

Upon such transfer, the Company shall be entitled to collect the lesser amount among the book value, which will be calculated based on the amount paid to the Argentine Government, the original cost of the investments made, denominated in United States Dollars and adjusted in accordance with the United States producer price index and net of the accumulated depreciation, or the amount of a new bid, net of expenses and taxes.

The tariffs for the service of distribution of natural gas were established in the License and are governed by the Ente Regulador del Gas (ENARGAS). Such tariffs are subject to adjustments every five years starting December 31, 1997 in accordance with the criteria established by the Regulatory Authority.

NOTE 2: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores (the "CNV"), the financial statements herein have been prepared pursuant to, and following the manner established by, the valuation and disclosure standards set forth by Technical Resolutions Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences.

Non-monetary items included in the Financial Statements as of September 30, 2001 and 2000 have been restated in constant Pesos up to August 31, 1995. No adjustments have been applied since such date. The information as of September 30, 2000 has been reclassified, for comparative purposes, in order to be consistent with that of the current period.

The Financial Statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 3: VALUATION CRITERIA

The principal valuation and disclosure criteria used for the preparation of the Financial Statements as of September 30, 2001 and 2000 are as follows:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value at the balance sheet date, including accrued interest.

The implicit cost of financing contained in the monetary assets and liabilities has not been segregated as it is not deemed significant.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including the corresponding accrued interest.

c. Investments

Current

These are the following:

- Equity securities and interests in investment funds which have been valued at their market value as of balance sheet date.

- As of September 30, 2000, time deposits, which have been valued at cost, plus interest accrued up to the balance sheet closing date.

Non-current

Investment in the Subsidiary Company I.V. Invergas S.A., in which the Company owns 99.999972% of the capital stock and votes, is valued under the equity method, as called for by Technical Resolution No. 5 of the F.A.C.P.C.E. adopted by Resolution No. 135/84 of the Professional Council of Economic Sciences of the City of Buenos Aires (See Note 12).

The following is a description of the Subsidiary Company:

Name: I.V. Invergas S.A.
Financial closing date: December 31
Interim closing date used for equity valuation: September 30, 2001
Date of the independent auditors' report: October 31, 2001
Scope of the auditors' report: Limited Review Report
Equity interest of Camuzzi Gas Pampeana S.A.: 99.999972%
Net worth of I.V. Invergas S.A. at September 30, 2001: Ps. 6,627,999

d. Other assets to be recovered from customers

These are receivables that stem from agreements entered into with Provinces, Municipalities and other agencies, to be recovered from customers who are currently connected, or will be connected in the future, to the network pursuant to such agreements and are agreed upon in cubic meters of gas. These assets have been valued at the average tariff for gas distributed.

e. Inventories

As of September 30, 2000, these have been valued at their replacement cost as of the end of the period, which value does not exceed their recoverable value.

f. Other assets

Other assets include Class C shares and bonds issued by Mercobank S.A.; these securities were received in exchange for deposits made with Banco de Crédito Provincial S.A., at the time of its suspension, as mentioned in Note 11 to the Financial Statements. These assets were valued at their estimated recovery value.

g. Property, plant and equipment

For assets received at the beginning of the Company's operations on December 28, 1992, the original value of fixed assets was based on the global transfer value defined in the Transfer Contract of Camuzzi Gas Pampeana S.A.'s shares by Gas del Estado. This value has been restated in current Pesos at August 31, 1995. The aforementioned value was recalculated for each individual fixed asset, based on the inventory and valuation carried out during the fiscal year ended December 31, 1993 by independent consultants.

Additions carried out subsequently and up to August 31, 1995 were valued at their acquisition cost, restated in current Pesos at such date. As from September 1, 1995, additions have been valued at their acquisition cost in current Pesos of the corresponding period.

Up to June 30, 1995, additions of gas distribution networks made for no consideration were recorded at their replacement cost at the time of the transfer under the item "Other Income".

According to the resolutions of the CNV adopted in the meetings held on July 28 and August 16, 1995, the gas distribution networks transferred for no consideration or partially funded by third parties by users after June 30, 1995, shall be recorded at the lower of their construction cost or the one set forth for the transfer, and their value to the business.

In the case that the value of the asset added exceeds the value of the consideration assumed by the Company, or if such consideration does not exist (for no consideration),

a cross-entry shall be recorded in an adjustment account, which is shown deducted from Fixed Assets, whose depreciation criterion is equivalent to that for the asset added.

The obligation to partially or totally compensate third parties is recorded as a liability of the Company.

The values thus determined are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, based on the estimated useful lives of the assets.

The Company defers the net costs derived from the financing with third party capital of works which construction extends in time until they are in start-up conditions. The amount capitalized in fixed assets was Ps. 1,545,673 and Ps. 2,016,468 during the periods ended September 30, 2001 and 2000, respectively.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

h. Intangible assets

Intangible assets include the acquisition of software and expenses in relation to the Medium-Term Note program for the issuance of Notes, and are amortized over a five-year period.

Additions of intangible assets made up to August 31, 1995 are recorded at their acquisition cost restated in current Pesos at such date, while additions carried out since September 1, 1995 are disclosed at their acquisition cost in current Pesos of the corresponding fiscal year, in both cases net of their corresponding accumulated amortization, according to the straight-line method.

i. Shareholders' Equity

The Capital Stock has been stated at its nominal value.

The Capital Stock Adjustment represents the difference between the nominal value of the Capital Stock and its adjusted value, based on the fluctuation in the general wholesale price index up to August 31, 1995.

Changes in net worth prior to August 31, 1995 are restated as of that date, while subsequent changes are stated in the currency of the corresponding period.

j. Income tax

The Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

k. Income/(expenses)

Income/(expenses) for the period is disclosed at historical values, except for the charges for assets consumed (fixed asset depreciation and intangible asset amortization), which were determined according to the values of such assets.

l. Revenue recognition

The revenue stemming from gas distribution activities is recognized when the service is rendered and charged to the "Unbilled gas consumption" account.

m. Statements of Cash Flows

The Statement of Cash Flows is presented using the Indirect Method of Alternative D of Technical Resolution No. 9 of the Argentine Federation of Professional Councils of Economic Sciences, considering Cash and Banks and Short-Term Investments as funds.

n. Accounting estimates

The preparation of these financial statements as of a specified date requires that the Company's management performs estimates and assessments that affect the amount of the recorded assets and liabilities and the contingent assets and liabilities disclosed as of the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates so as to calculate, among other things, the income tax charge, the unbilled gas consumptions, the discounts to be made to users and the provisions for contingencies, as of a certain date. The actual future results may differ from the estimates and assessments made as of the date of the financial statements.

NOTE 4: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of September 30,	
	2001	2000
	(Pesos)	
Cash	126,450	102,671
Banks (Schedule G)	5,551,084	1,983,470
	5,677,534	2,086,141

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

b. Trade accounts receivable, net

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Trade debtors	62,677,392	59,817,199
Unbilled gas revenue	34,369,469	42,641,584
Receivable to be recovered from users - Producer Price Index (Note 20)	3,866,932	7,492,504
Subsidies receivable	2,481,206	3,131,686
Subtotal	103,394,999	113,082,973
Less: Allowance for doubtful accounts (Schedule E)	(10,216,575)	(9,395,564)
Total	93,178,424	103,687,409
Non current		
Subsidies receivable	3,407,098	2,807,098
Receivable to be recovered from users - Producer Price Index (Note 20)	26,607,384	--
Subtotal	30,014,482	2,807,098
Less: Allowance for doubtful accounts (Schedule E)	(2,980,000)	(1,950,192)
Total	27,034,482	856,906
Total trade accounts receivable, net	120,212,906	104,544,315

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

c. Other receivables

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Other assets to be recovered in accordance with Section 41 Law 24,076 (Note 17.b) (gross sales tax)	3,470,308	3,141,653
Other assets to be recovered from customers (Note 3.d)	590,058	235,334
Prepaid expenses	380,051	255,624
Guarantee deposits	125,039	319,039
Other	458,734	402,569
Total	5,024,190	4,354,219
Non-current		
Other assets to be recovered as per Section 41 Law 24,076 (Note 17.b)	15,446,539	18,836,201
Other assets to be recovered from customers (Note 3.d)	458,698	223,436
Judicial deposits	535,596	514,655
Prepaid expenses	345,796	158,517
Other	173,855	198,466
Total	16,960,484	19,931,275
Total other receivables	21,984,674	24,285,494

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

d. Other assets, net

	As of September 30,	
	2001	2000
	(Pesos)	
Series "C" Certificates (Note 11)	667,325	667,325
Mercobank S.A.'s shares (Note 11)	28,424	1,038,639
Subtotal	695,749	1,705,964
less:		
Valuation allowance of Mercobank S.A.'s shares (Note 11 and Schedule E)	(28,424)	(939,382)
Valuation allowance for uncollectible Series "C" Certificates (Note 11 and Schedule E)	(667,325)	(667,325)
Subtotal	(695,749)	(1,606,707)
Total other assets	–	99,257

e. Trade accounts payable

	As of September 30,	
	2001	**2000**
Current	(Pesos)	
Suppliers (Schedule G)	8,331,979	6,373,775
Unbilled by suppliers	34,999,549	35,519,719
Debts payable - Producer Price Index (Note 20)	1,456,611	2,364,592
Total	44,788,139	44,258,086
Non-current		
Debts payable - Producer Price Index (Note 20)	8,960,427	–
Total	8,960,427	–
Total trade accounts payable	53,748,566	44,258,086

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

f. Loans

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Notes (Schedule G)	79,443,000	--
Bank debts (Schedule G)	27,000,000	1,650,000
Accrued interest (Schedule G)	2,255,834	2,164,096
Total	108,698,834	3,814,096
Non-current		
Notes (Schedule G)	--	79,443,000
Total	--	79,443,000
Total loans	108,698,834	83,257,096

g. Salary and social security payable

	As of September 30,	
	2001	2000
	(Pesos)	
Social security payable	695,491	567,261
Accrual for annual bonus	566,100	533,591
Accrual for vacations	1,972,889	1,698,551
Accrual for bonuses	780,000	841,698
Other	36,684	67,507
Total salary and social security payable	4,051,164	3,708,608

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

h. Taxes payable

	As of September 30,	
	2001	2000
	(Pesos)	
Income tax	9,048,995	8,792,389
Value added tax	6,518,074	6,850,280
Gross sales tax	4,101,969	3,654,115
Provincial tax	3,758,056	4,105,693
Municipal rates	2,031,862	2,287,449
Business indebtedness cost tax	184,958	324,614
Tax amnesty program (Note 17.b)	—	778,996
Other	554,460	483,598
Total taxes payable	26,198,374	27,277,134

i. Other liabilities

	As of September 30,	
	2001	2000
Current	(Pesos)	
Gas-in-kind payables (Note 16)	1,976,671	2,017,664
Unbilled transportation charges	1,054,505	270,935
Consumer reconnection deposits	120,231	129,401
Other	4,149,550	5,182,092
Total	7,300,957	7,600,092
Non-current		
Gas-in-kind payables (Note 16)	10,204,481	10,719,648
Other	575,050	1,000
Total	10,779,531	10,720,648
Total other liabilities	18,080,488	18,320,740

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

Statement of income

j. Net sales

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Gas sales	292,190,240	289,882,120
Other sales	2,933,051	2,469,107
Direct taxes on sales	(9,568,986)	(9,310,567)
Total net sales	285,554,305	283,040,660

k. Net financial results

	For the nine-month periods ended September 30,	
	2001	2000
Generated by assets	(Pesos)	
Interest income	3,562,362	3,345,165
Income from investments	167,098	4,036
Other	233,767	875
Total net financial results	3,963,227	3,350,076

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

l. Other income/(expenses), net

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Other income		
Leases	412,390	307,750
Commissions for collection charges on behalf of third parties	72,058	47,138
Other	147,130	23,068
Total	631,578	377,956
Other expenses		
Fines and sanctions	(90,343)	(817,346)
Other	(278,550)	(43,929)
Total	(368,893)	(861,275)
Total other income/(expenses), net	262,685	(483,319)

m. Extraordinary (loss)

	For the nine-month periods ended September 30,	
	2001	**2000**
	(Pesos)	
Valuation allowance of Mercobank S.A.'s shares	–	(297,771)
Total (loss)	–	(297,771)

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 5: TERMS OF RECEIVABLES AND LIABILITIES

The breakdown of placements of funds, loans, receivables and liabilities, according to their term of collection or payment, is the following:

Assets

	Investments (Pesos)	Trade accounts receivable, net (Pesos)	Receivables from related parties (Pesos)	Other receivables, net (Pesos)
Becoming due				
1st. quarter	–	56,449,800	3,205,142	1,416,321
2nd. quarter	–	–	–	969,371
3rd. quarter	–	–	–	913,093
4th. quarter	–	–	–	1,010,310
More than 1 year	–	–	–	15,959,787
Subtotal	–	56,449,800	3,205,142	20,268,882
Past due	–	33,288,790	1,490,359	–
Without a fixed term	13,294,839	30,474,316	–	1,715,792
Total	13,294,839	120,212,906	4,695,501	21,984,674
Not accruing interest	13,294,839	61,748,985	3,435,501	3,067,827
At a fixed rate	–	25,602,229	1,260,000	18,916,847
At a floating rate	–	32,861,692	–	–
Total as of September 30, 2001	13,294,839	120,212,906	4,695,501	21,984,674
Total as of September 30, 2000	1,428,321	104,544,315	1,549,666	24,285,494

Liabilities

	Trade accounts payable (Pesos)	Loans (Pesos)	Payables to related parties (Pesos)	Salary and social security payable (Pesos)	Taxes payable (Pesos)	Other liabilities (Pesos)	Provisions (Pesos)
Becoming due							
1st. quarter	42,158,058	103,694,176	–	1,298,275	17,149,379	3,660,335	–
2nd. quarter	–	–	4,266,674	–	–	–	–
3rd. quarter	–	–	–	780,000	9,048,995	–	–
4th. quarter	–	5,004,658	–	–	–	–	–
From 1 to 2 years	–	–	–	–	–	–	–
Subtotal	42,158,058	108,698,834	4,266,674	2,078,275	26,198,374	3,660,335	–
Past due	1,173,470	–	–	–	–	–	–
Without a fixed term	10,417,038	–	–	1,972,889	–	14,420,153	4,460,988
Total	53,748,566	108,698,834	4,266,674	4,051,164	26,198,374	18,080,488	4,460,988
Not accruing interest	45,145,855	2,255,834	4,266,674	4,051,164	26,193,867	18,080,488	4,460,988
At a fixed rate	8,602,711	106,443,000	–	–	4,507	–	–
At a floating rate	–	–	–	–	–	–	–
Total as of September 30, 2001	53,748,566	108,698,834	4,266,674	4,051,164	26,198,374	18,080,488	4,460,988
Total as of September 30, 2000	44,253,036	83,257,096	4,385,218	3,708,608	27,277,134	18,320,740	2,793,308

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 6: INTERCOMPANY TRANSACTIONS

	For the nine-month periods ended September 30,	
	2001	2000
Income/(expenses)	(Pesos)	
Camuzzi Gas del Sur S.A.		
Propane gas sales	370,557	2,290,484
Administrative and personnel services	3,888,987	2,673,675
Assistance service for the transportation of natural gas	226,604	855,859
Camuzzi Argentina S.A.		
Technical assistance and professional fees	(4,158,093)	(3,952,797)
Maintenance of computer systems fees	(9,007)	(60,674)
Recovery of expenses incurred for administrative and financial advice	287,731	156,123
Leases income	300,825	300,825
Recovery of administrative expenses	34,022	67,046
Sodigas Sur S.A.		
Recovery of expenses incurred for administrative financial advice	33,008	33,015
Sodigas Pampeana S.A.		
Financial advice services	(450,000)	(450,000)
Recovery of expenses incurred for administrative and financial advice	42,323	42,015
Aguas de Laprida S.A.		
Administrative and personnel services	34,403	15,155
IEBA S.A.		
Administrative services	99,846	49,113
Recovery of expenses	–	7,406
EDEA S.A.		
Gas sales	10,936	8,378
Electric power purchases	(46,922)	(44,833)
Maintenance of computer systems fees	63,000	–
Aguas de Balcarce S.A.		
Administrative and personnel services	30,990	–
Leases income	3,600	3,600
I.V. Invergas S.A.		
Recovery of administrative expenses	2,415	2,811
Administrative and personnel services	–	144
Distribuidora Gesell Gas S.A.		
Recovery of administrative expenses	7,662	118,342
Administrative and personnel services	202,967	189,585
Natural gas sale	329,697	295,355
Miscellaneous	81,378	1,800
Central Piedrabuena S.A. [1]		
Gas sales	–	922,669
Other Operations		
Sodigas Pampeana S.A.		
Dividends	(20,227,337)	–
Camuzzi Gas del Sur S.A.		
Miscellaneous	253,728	294,437
Aguas de Balcarce S.A.		
Miscellaneous	1,407	1,238
Distribuidora Gesell Gas S.A.		
Sale of storage materials	37,553	22,539
Loans	490,000	400,000

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

	As of September 30,	
	2001	2000
	(Pesos)	
Receivables		
EDEA S.A.	43,889	–
Edersa S.A.	20,839	20,839
IEBA S.A.	93,834	65,046
Camuzzi Gas del Sur S.A.	2,775,528	855,139
Aguas de Laprida S.A.	15,818	2,038
Sodigas Sur S.A.	55,023	33,015
Distribuidora Gesell Gas S.A.	1,645,828	559,836
I.V. Invergas S.A.	9,515	8,767
Sodigas Pampeana S.A.	9,630	–
Aguas de Balcarce S.A.	25,597	4,986
Total	4,695,501	1,549,666
Payables		
Camuzzi Argentina S.A.	4,266,674	4,363,373
EDEA S.A.	–	3,360
Sodigas Pampeana S.A.	–	18,485
Total	4,266,674	4,385,218

(1) On June 2, 2000, Camuzzi Argentina S.A. sold its interest in Central Piedrabuena S.A., therefore, the latter is no longer a subsidiary of Camuzzi Gas Pampeana S.A.

NOTE 7: BALANCES WITH THE NATIONAL GOVERNMENT AND OTHER GOVERNMENTAL AGENCIES

At September 30, 2001, the breakdown of receivables is as follows:

	Due	To become due
	(Pesos)	
National Government		
- Subsidies	3,407,098	2,481,206
- Commercial	731,131	32,947
Total	4,138,229	2,514,153
Provincial Governments	10,033,217	224,615
Producer Price Index Adjustment (Note 20)	–	20,057,278
Total	14,171,446	22,796,046

In the opinion of the Company, the above-mentioned receivables are considered recoverable.

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 8: CAPITAL STATUS

As of September 30, 2001, the Capital status was as follows:

Capital	*(Pesos)*	Approved by		Date of registration with the Public Registry of Commerce
		Date	Body	
Registered, subscribed and paid in	12,000	November 24, 1992	Articles of Incorporation	December 1, 1992
Registered, subscribed and paid in	261,660,239	December 28, 1992	Ordinary and Extraordinary Shareholders' Meeting	September 6, 1993
Registered, subscribed and paid in	71,608,810	April 19, 1994	Ordinary Shareholders' Meeting	September 14, 1994

NOTE 9: LIMITATION ON PROFIT DISTRIBUTION

Under current Argentine legal requirements, the Company is obligated to allocate 5% of net income per year to a "Legal Reserve" until the total amount of such reserve equals 20% of the adjusted capital, including inflation adjustments.

NOTE 10: RESTRICTIONS ON ASSETS

Pursuant to the provisions of the terms and conditions for the privatization of the natural gas distribution services, the Company must obtain ENARGAS's prior consent to sell, assign, encumber or dispose of assets essential for the service. Failure to secure such consent may result in the revocation of the License.

NOTE 11: AMOUNTS TO BE RECOVERED FROM BANCO MERCOBANK S.A.

On January 5, 2001, the Central Bank of the Argentine Republic (the "Central Bank") ordered the restructuring of Mercobank under section 35 bis of the Argentine Financial Institution Law. Consequently, assets and liabilities were excluded and branches were transferred to a group of banks.

On February 5, 2001, the Shareholders' Meeting of Mercobank S.A. approved a capital reduction representing approximately 92.94% of the capital stock, in order to absorb accumulated losses as of November 30, 2000.

On September 30, 2001, an allowance amounting to 100% of the Series "C" Certificates and 100% of the shares held by the Company was established for bad debt recovery.

NOTE 12: NON-CURRENT INVESTMENTS

On May 28, 1999, the Company acquired 100% of the shares of I.V. Invergas S.A. I.V. Invergas S.A. holds 100% of the shares and voting rights of Distribuidora Gesell Gas S.A., the holder of the concession for the distribution of gas in the city of Villa Gesell, Province of Buenos Aires.

As of the date hereof, the Company's interest in I.V. Invergas S.A. represents 99.999972% of its capital stock.

NOTE 13: MANDATORY INVESTMENTS

Chapter IV of the Distribution License set forth that the Company must undertake a Mandatory Investment Plan for the five-year period from 1993 to 1997, which included investing in network pipelines, services, protection against rust and corrosion, communications equipment and SCADA (centralized telemeasurement and control equipment system), for an aggregate amount of Ps. 37,110,000.

The Company appropriately and timely fulfilled the relevant works and was notified of such fulfillment by ENARGAS following an operating audit of such investments.

NOTE 14: OTHER SALES

As required by ENARGAS through its note No. 3299 dated October 26, 1994, the sales of extracted liquids and their respective costs for the period ended September 30, 2001 are disclosed below:

	(Pesos)
Net sales	4,299,799
Direct costs of sales	1,185,162

NOTE 15: ISSUANCE OF NOTES

On December 11, 1996, together with Camuzzi Gas del Sur S.A., Camuzzi Gas Pampeana S.A. issued non-convertible Notes under a Medium-Term Note Program authorized by Resolution No. 136 of the CNV, dated December 6, 1996.

Such issue was approved by the Board of Directors of the Company on November 12, 1996; the main purpose of this issue was to provide the Company with an important availability of funds in order to (i) refinance Series B of the Notes in an aggregate principal amount of U.S.$90,000,000 issued jointly and severally with Camuzzi Gas del Sur S.A. under the Notes Program created by the Company's Shareholders' Meeting dated October 25, 1993; (ii) develop its investment plans; (iii) pay up working capital and (iv) refinance other liabilities.

The conditions of the issuance are as follows:

- Aggregate principal amount: U.S.$130,000,000
- Percentage corresponding to Camuzzi Gas Pampeana S.A.: 61.11%
- Interest rate: 9 1/4%, payable semi-annually in arrears.
- Price: 99.80 %.
- Maturity of principal: December 15, 2001.

The aforementioned program was created under a joint issuance with Camuzzi Gas del Sur S.A., and the two companies will be jointly and severally liable for the payment of interest and principal.

On May 9, 1997, the issued Notes were registered before the United States Securities and Exchange Commission (SEC).

The main restrictions under the offering circular for the issuance of Notes are the following:

(a) Limitations on Liens: Neither of the Issuers shall, nor shall either of the Issuers permit any of their respective Subsidiaries to, incur, assume or suffer the existence of, any Lien upon its property, assets or revenues, whether now owned or hereinafter acquired, securing any Indebtedness of any other person, unless the Notes are equally and ratably secured by such Liens, except for:

(i) Liens existing on the Issue Date of the Notes:

(ii) Liens for taxes or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings; *provided*, that adequate reserves with respect thereto are maintained on the books of such Issuer or such Subsidiary, as the case may be, in conformity with Argentine generally accepted accounting principles;

(iii) Liens on all or part of any property, assets (including, without limitation, equity interests) or revenues to secure indebtedness incurred solely for purposes of financing the acquisition, construction or installation thereof incurred concurrently with or within 120 days after the completion of such acquisition, construction or installation, or liens on any property, assets (including, without limitation, equity interests) or revenues existing on the date of the acquisition thereof;

(iv) Liens arising in the ordinary course of business which do not secure indebtedness and which (A) are not in effect for a period of more than 60 days, (B) are being contested in good faith by appropriate proceedings, which have the effect of preventing the forfeiture or sale of the property or the assets subject to any such lien, or (C) secure an obligation of less than U.S.$1,000,000;

(v) Any attachment or judgment lien, unless the relevant discharge is filed (A) the discharge of which has not, within 60 days after the entry thereof been filed or

execution thereof stayed pending appeal, (B) shall not have been discharged within 60 days after the expiration of any such stay or (C) is for an amount less than U.S.$1,000,000;

(vi) Liens created or deposits made to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds and other obligations of a like nature incurred in the ordinary course of business;

(vii) Any liens imposed by operation of mandatory provisions of applicable law that do not materially affect the Shareholders' Equity of the Issuers to perform their respective obligations under the Notes or the Indenture;

(viii) Liens other than those described in the foregoing clauses (i) through (vii) upon the property, assets or revenues of either or both of the Issuers or any of their respective Subsidiaries securing indebtedness in an aggregate principal amount not in excess of U.S.$10,000,000 (or its equivalent in other currencies) at any time outstanding; and

(ix) Any extension, renewal or replacement, in whole or in part, of any lien described in the foregoing clauses (i) through (viii), provided that (A) such extension, renewal or replacement does not extend to any property other than that originally subject to the liens being extended, renewed or replaced and (B) the principal amount of the indebtedness secured by such lien is not increased.

(b) Maintenance of the Ratio of Net Worth to Consolidated Indebtedness: Neither of the Issuers shall permit the ratio of its Net Worth to its Consolidated Indebtedness to be less than 1.

(c) Restrictions on Sale and Lease-Back Transactions: Neither of the Issuers shall, nor shall either of the Issuers permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property of any character unless (i) such transaction involves a lease for a term of no more than three years by the end of which it is intended that the use of such property by the lessee shall be discontinued, (ii) such transaction is between the Issuers, or between either or both of the Issuers and a Subsidiary, or between Subsidiaries, (iii) the Issuers or any Subsidiary would not be entitled to incur indebtedness secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, (iv) the proceeds of such transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of each of the Issuers) and the Issuers apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) (A) the amortization (other than any mandatory amortization, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of either or both of the Issuers or a Subsidiary (other than debt that is subordinated to the Notes or debt to either or both of the Issuers or a Subsidiary) that matures more than 12 months after the creation of such debt or (B) the purchase,

construction or development of other comparable property, or (v) such transaction is entered into within 120 days after the initial acquisition by such Issuer or the Subsidiary, as the case may be, of the property subject to such transaction.

(d) Merger, Consolidation or Sale of Assets: Neither of the Issuers will merge into or consolidate with any person or sell, lease, transfer or otherwise convey or dispose of all or substantially all of its assets, whether by one transaction or a series of transactions, to any person, (a) unless, in the case of any such merger or consolidation, (i) such Issuer is the Successor Person and (ii) any Noteholder who elects to be guaranteed or repaid upon such merger or consolidation pursuant to Argentine law is so guaranteed or repaid by either of the Issuers, or (b) unless, in the case of any such other transaction, (i) immediately after giving effect to such transaction or series of transactions, no Event of Default or event which, after the giving of notice or the lapse of time or both, would constitute an Event of Default, will have occurred and be continuing, (ii) the Successor Person is a company that will expressly assume the obligations of such Issuer under the Notes and the Indenture and (iii) such Issuer shall have delivered to the Trustee an officer's certificate and an opinion of counsel stating that such merger, consolidation, sale, lease, transfer or other conveyance or disposition complies with the Notes and that all conditions precedent therein relating to such transaction have been met. Upon the occurrence of any such merger, consolidation, sale, lease, transfer or other conveyance or disposition of all or substantially all of such Issuer assets, the Successor Person will succeed to and become substituted for the Issuer or both Issuers, as the case may be, and may exercise every right and power of such Issuer with the same effect as if it had been named in the Notes and the Indenture and, thereafter, such Issuer will be released from its liability as obligor on the Debt Securities and under the Indenture.

On October 16, 2001, Camuzzi Gas Pampena S.A. decided to increase the maximum amount outstanding under the program for the co-issue of notes created by the Company and Camuzzi Gas del Sur S.A., from a face value of U.S.$200,000,000 or its equivalent in one or more currencies, up to a face value of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such program and extending the term thereof by five years as from the original maturity date.

On October 24, 2001, the Company's Management granted a power-of-attorney to The Boston Investment Group S.A. and BBVA Banco Francés S.A. to structure a syndicated loan for an aggregate amount of U.S.$130,000,000. Within this context, and to the extent that the remaining principal amount is obtained, each of the above-mentioned entities undertook to contribute U.S.$35,000,000. This transaction may be structured in the form of notes.

Camuzzi Gas Pampeana S.A.

Notes to the Financial Statements (Continued)

NOTE 16: CONSTRUCTION FUNDED BY THIRD PARTIES

Construction funded by third parties, which was incorporated into the Company's network during the nine-month periods ended September 30, 2001 and 2000, were the following:

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
• Value of the consideration given to third parties	1,825,349	1,775,908

On February 8, 1996, ENARGAS issued Resolution No. 268/96, which sets forth that regarding construction fully or partially financed by third party users, such users should receive an allowance based on the difference between the value of the construction and the amount actually allowed for, if any.

By means of ENARGAS' Resolution No. 356, dated August 22, 1996, the Regulatory Authority established the amounts to be recognized to the users mentioned above, pursuant to the business value determined by such entity.

In compliance with this resolution, regarding networks transferred for no consideration, the Company recorded during the fiscal year 1996, a liability in an amount as the payment price in cubic meters of gas, debited from a reserve set up in previous years for this purpose. In those projects in which the payments made by the Licensee differed from those set forth by the Regulatory Authority, the liability corresponding to such difference was accounted for. Both liabilities were valued at current tariffs.

Furthermore, on February 3, 1997, by means of Resolution No. 422 the Regulatory Authority set the charges that the Gas Distribution Companies shall have to recognize to third party users financing network extension works; such amount results from the business value set forth by ENARGAS. This Resolution was only applicable to the works transferred to the Licensee Companies during the year 1996.

As regards works financed by future customers, commenced and transferred to the net worth of the licensees during the 1997 fiscal year, the Regulatory Authority issued Resolution No. 587, dated March 16, 1998, whereby it established the consideration to be given to the users in accordance with the methodological guidelines included therein.

As of the date hereof the Company has taken the necessary steps to implement the reimbursement of the cubic meters duly suggested by ENARGAS.

Subsequently, ENARGAS, through Order No. 4,688 dated December 30, 1997, modified the criterion previously established by its Resolutions No. 356/96 and 422/96 and Order No. 1877/96, in connection with the obligation of the Distribution Service Licensees to grant provisions to third party users who totally or partially paid undertakings related to new networks or extensions thereof.

This amendment consists, basically, in the replacement of the obligation of such users to file the documentation evidencing their contribution, as called for by the above-mentioned resolutions, by the execution of an affidavit in relation thereof.

The above-mentioned order of ENARGAS has been appealed by the Company on the grounds that it affects its legitimate rights. However, the Company undertook a study to determine its liability in connection with the compliance with such order. During 1999, such study revealed that if the existing users and the potential users which have transferred assets without monetary compensation are entitled to the discounts set forth in ENARGAS' resolutions, the maximum increase in the liabilities would amount to Ps. 1.7 million. This amount has been reflected in these Financial Statements as a withdrawal from the voluntary reserve.

During the 2000 fiscal year, a final study was conducted concluding that the maximum discount available with respect to the networks originally transferred without consideration amounts to Ps. 4.1 million, provided that all existing and potential users added to the assets transferred without consideration were entitled to the discounts set forth in the Resolutions of ENARGAS. The difference between the above-mentioned amount and the preliminary estimate made in 1999 was reflected in the financial statements as an increase in voluntary reserves.

Once the term set by the regulatory authority for the granting of discounts ends, an analysis of the actual value of each project shall be made upon the basis of the users actually added and of the value to the business, increasing or decreasing the value of the liability as applicable.

As regards the networks transferred for valuable consideration, the liability shall be fixed at the amounts agreed upon with the third party transferors.

NOTE 17: LEGAL AND TAX MATTERS

a. Income Tax

a.1. Transfer of Networks

As a consequence of the notification made by the Argentine Tax Authority for an amount of Ps. 21.7 million in income tax owed and Ps. 40.3 million in interest and fines, objecting to the Company's tax treatment of the networks transferred without consideration for the 1993 through 1995 fiscal years, the Company has filed an appeal with the Argentine Tax Court. The Argentine Tax Bureau (*Dirección General Impositiva*) answered the appeal and on November 9, 2000 the expert accounting report was submitted. On February 15, 2001, the scope of the expert accounting report was enlarged. Thereafter, the Argentine Tax Court resolved to submit to the Appeals Court *en banc* (*Tribunal Plenario*) the possible consolidation of the claims of Camuzzi Gas

Pampeana S.A. and Camuzzi Gas del Sur S.A. against the Argentine Tax Authority regarding the transfer of networks, for procedural efficiency. As of the date of these Financial Statements, the Court has not ruled on the issue.

a.2. Customer Bad Debts

On January 24, 2001, the Argentine Tax Authority notified the Company of its decision to reject write-offs made for customer bad debts for 1995. The Argentine Tax Authority did not accept the write-offs made by the Company for residential customer bad debts because in its opinion such write-offs do not comply with the bad debt ratios established by the tax laws. The claimed amount totals Ps. 0.8 million in tax owed and Ps. 1.9 million in interest and fines. On February 15, 2001, the Company filed an Appeal before the Argentine Tax Court. On July 3, 2001, the appeal was remanded to the Argentine Tax Authority. The term for filing the answer thereto expired on August 21, and, therefore, the Argentine Tax Court will demand such answer in accordance with usual procedural rules.

The Company believes, based on the advice of its legal counsel, that an adverse decision in relation to the aforementioned claims is considered not probable.

b. Gross Sales Tax - Province of Buenos Aires

The Company has completed the payment of the installments due under the tax amnesty program in accordance with the provisions of the Provincial Law No. 11,808. The Company timely availed itself of the tax amnesty program in order to cancel the tax debt arising from the change of the criteria used by the Province of Buenos Aires requiring that the tax be calculated based on the total amount of sales rather than on the distribution margin. As of September 30, 2001, the receivable to be recovered, which is authorized to be transferred to the tariff in accordance with Resolution 544/97 of ENARGAS, amounts to Ps. 18,916,847, of which Ps. 3,470,308 is reflected under item "Other current receivables" and Ps. 15,446,539 of which is reflected under item "Other non-current receivables".

Through Resolution No. 4,107 dated October 8, 1999, ENARGAS notified the Company that a new calculation for recoverable receivables must be made based on Resolution No. 544/97, which reduces by approximately Ps. 2.5 million the original amount to be transferred to the tariff. The Company filed a request to reconsider and appeal the claim. On April 18, 2000, ENARGAS issued Resolution No. 1,665 stating that the request filed by the Company had been rejected and that the Appeal was remanded to the Legal Department of the Ministry of Economy of the Argentine Republic.

In the opinion of the Company, the above-mentioned situation will not result in future losses affecting the Financial Statements.

c. Municipal Taxes

Use of easements

The Distribution License grants the Licensee underground rights of way for no consideration and authorizes the Licensee to pass through to consumers any cost increase attributable to a municipal tax levied and ratified by a court through an increase in the tariff.

The Company has been requested to pay taxes on the use of easements of which the following are the most significant:

Municipality of La Plata, Province of Buenos Aires: The claim amounts to Ps. 4.0 million, including interest and fines, as of October 1995. As of the date hereof, the Company has not received a reply to the answer filed.

Municipality of General Pueyrredón, Province of Buenos Aires: The claim amounts to Ps. 8.9 million, including interest and charges as of July 31, 2000, for the 1998 through 2000 periods. As of the date hereof, the request to reconsider filed by the Company is pending resolution by the Municipality.

Municipality of Coronel Dorrego, Province of Buenos Aires: The claim amounts to Ps. 0.6 million for the 1996 through 2000 periods. As of the date hereof, the Company has filed an answer in accordance with the Tax Order, which answer has not been replied.

Other

Municipality of Necochea: The Company was ordered to pay the Tax for a Permanent Tourism fund for the February 1993 - February 1999 period. The claim amounts to Ps. 0.1 million, including interest. In response to such an order, the Company filed an appeal to set aside the judgment entered (*Recurso de Revocatoria*) and an appeal before a higher administrative authority (*Recurso Jerárquico*). After resorting to all available administrative procedures, the Company filed a formal complaint. As of the date of these Financial Statements, the proceedings are pending resolution by the Municipality.

In the opinion of the Company, an adverse decision with respect to the aforementioned claims is not probable.

d. Stamp Tax

Province of Neuquén

d.1. The Revenue Board of the Province of Neuquén gave final notification of a Ps. 10.3 million (50% payable by the Companies) assessment made with respect to irrevocable offers for the purchase of gas made by the Company jointly with Camuzzi Gas del Sur S.A. and for purchase orders to suppliers. Camuzzi Gas Pampeana S.A. answered the claim, which claim is pending resolution.
As of September 30, 2001, the Company has set up a provision of Ps. 1.5 million with respect to such assessment.

d.2. On April 3, 2001, the Revenue Board notified the Company of a tax reassessment for the same amount timely assessed by the Revenue Board, with respect to the stamp tax of Ps. 6.1 million relating to 100% of the tax and a Ps. 18.3 million fine, stemming from gas transport agreements entered into with Transportadora de Gas del Sur S.A., before privatization, and also notified the *Dirección Nacional de Normalización Patrimonial*, the Liquidation Entities Coordinator and Gas del Estado that, in accordance with the provisions of the Transfer Agreement, any national, provincial or municipal stamp tax assessed on agreements related thereto shall be borne by Gas del Estado or the Argentine Government. The Company filed an appeal in accordance with the Tax Code of the Province which, as of the date hereof, is pending resolution.

d.3. On March 22, 2001, the Revenue Board notified the Company, as a severally liable party, of the decision regarding the claim for Ps. 1.2 million in tax owed and Ps. 3.7 million in fines (50% payable by the Companies).

On April 6, 2001, the Company filed a request to reconsider. As of the date hereof, the request is pending resolution.

Province of Santa Cruz:

d.4. As of the date hereof, the Tax Sub-Secretary (*Subsecretaría de Recursos Tributarios*) of the Province has not replied to the answer filed by the Company with respect to the notification of stamp taxes due on irrevocable gas purchase offers entered into jointly with Camuzzi Gas del Sur S.A. The aggregate amount of the tax amounts to approximately Ps. 1.5 million (50% payable by the Companies).

The Company has answered the notice of the administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the irrevocable offers for the transport of natural gas or file an answer and offer evidence in support of its right. As of the date hereof, the Company has not received a reply to the issues raised in the answer. Transportadora Gas del Sur S.A. has also been notified of an assessment of debt on the same grounds, which notice has been timely informed to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 1.1 million in taxes from the Company, excluding interest as of the effective date of payment.

Furthermore, the Company has answered the notice of administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the agreements transferred by Gas del Estado and entered into by Transportadora Gas del Sur S.A., which also include an agreement entered into by Camuzzi Gas del Sur S.A. Transportadora Gas del Sur S.A. has been also notified of an assessment of debt on the same grounds, which notice has been timely informed

to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 0.2 million in taxes from the Company, excluding interest as of the effective date of payment.

Province of Río Negro

d.5. Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for stamp taxes on agreements relating to irrevocable offers for natural gas transportation entered into with the Company after taking control and informed the Company about the filing of the relevant appeal.

On April 6, 2001, the transportation company notified the Company that the General Revenue Board had rejected the request filed, thus ending the administrative stage set forth in the tax rules. As such, the General Revenue Board is entitled to file a judicial claim.

Furthermore, TGS S.A. has notified that in order to review the matter before a tribunal, it must deposit the aggregate amount of the claimed tax.

As of the date hereof, the Company has received no notice of the status of the appeal from the Revenue Board of the Province. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 15.1 million from the Company, excluding interest as of the effective date of payment, Ps. 5.0 million of which correspond to taxes and Ps. 10.1 million of which correspond to penalties.

In addition, Transportadora de Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for payment of the tax on agreements transferred by Gas del Estado for which the National Government is fully responsible and the adverse decision in relation to the relevant appeal filed. As of the date hereof, the Company has not been notified of such claim. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 2.1 million from the Company, excluding interest as of the effective date of payment, Ps. 1.05 million of which correspond to taxes and Ps. 1.05 million of which correspond to penalties. If the Company were obligated to pay such amounts, it would seek reimbursement from the National Government.

Transportadora de Gas del Sur S.A. has filed an action for declaratory judgment with the Argentine Supreme Court requesting that the claim be declared unconstitutional. The Court accepted the preliminary injunction requested by such company, ordering the Province to refrain from acting until the Court rules on the matter.

The Company believes, based on the advice of its legal counsel, that, except as described in item d.1, an adverse resolution of the above-mentioned claims is considered not probable.

e. Regulatory aspects

Municipality of Santa Rosa and General Pico, Province of La Pampa: Through Resolution No. 1703, ENARGAS resolved that the Company is required to reimburse users of the municipalities of Santa Rosa and General Pico for amounts invoiced as Tax for the Use of Easements for the 1996 through February 2000 periods, in light of the fact that such tax was abolished in both municipalities when users of the Province of La Pampa were incorporated to the National Program of Subsidized Tariffs. The amount claimed totalled approximately Ps. 1.35 million plus interest accruing at an annual rate of 9.5%.

The Company considered that the amount to be actually reimbursed was the amount for the January 1996 - December 1997 period, based upon the fact that subsequent adjustments were included in the five-year tariff review effective as from January 1, 1998. Based upon that interpretation, the Company has objected to the amounts assessed as from January 1, 1998 to the Ministry of Economy.

As of December 31, 2000, the Company had reimbursed to users approximately Ps. 0.8 million and had set up provisions for approximately Ps. 0.1 million representing the balance to be reimbursed of the aggregate amount corresponding to the January 1996 - December 1997 period.

Notwithstanding the fact that the amounts claimed in accordance with the second paragraph are pending resolution, in May 2001, the Company submitted to ENARGAS a scheme to reimburse the amounts to avoid penalties and sanctions. In the opinion of ENARGAS, these amounts had been invoiced in excess of the amounts corresponding to the January 1998 - February 2000 period. As of September 30, 2001, the aggregate amount reimbursed to users totals approximately Ps. 1.9 million and the remaining aggregate balance amounts to Ps. 0.2 million, which was recorded as a loss during the period under consideration.

The Company plans to complete the reimbursements during the last quarter of the year.

f. Others

On August 8, 1998, the Ministry of Economy and Public Works and Services filed a claim for Ps. 0.7 million for differences in amounts collected on overdue invoices. Schedule XXI of the Share Transfer Agreement provides that Camuzzi Gas Pampeana S.A. is responsible for collecting such amounts for Gas del Estado S.E.

As of the date of these Financial Statements, the parties have filed their respective responses and the Judge has yet to issue a judgement thereon. The tax authority has ordered the plaintiff to pay the applicable court tax.

The Company duly set up a provision of Ps. 0.2 million to satisfy the claim. The Company considers such amount to be sufficient to cover such claim.

NOTE 18: FIVE-YEAR TARIFF REVIEW

On June 30, 1997, the *Ente Nacional Regulador del Gas* issued Resolution No. 468 whereby it approved the five-year tariff review and established new values for the K and X factors corresponding to each tariff subsector (*subzona tarifaria*). Such values will be applicable during the 1998-2002 five-year period.

The incorporation of these two factors (with K representing the Investment factor and X representing the Efficiency factor) has been contemplated within the existing tariff scheme. Such factors will be added and subtracted respectively from the margin of distribution and, therefore, will affect the final tariff for the next five-year period.

During the year 1997, Camuzzi Gas Pampeana S.A. submitted its proposed investments for the determination of the K factor, which, once reviewed by ENARGAS, were approved at the end of October 1997 for the La Pampa Norte subarea, and in force as from the second semester of 1998.

Simultaneously, ENARGAS defined an efficiency factor (X) of 4.5% for Camuzzi Gas Pampeana as of January 1, 1998, which considers the improvements to be achieved in that respect in the next five-year period.

NOTE 19: SALE OF THE SHARES AFFECTED TO THE EMPLOYEE STOCK OWNERSHIP PLAN

In September, 1999, the Executive Committee of the Employee Stock Ownership Plan resolved to sell its aggregate shareholding in the Company. On December 13, 1999, offers were first made and such holdings were awarded to Camuzzi Argentina S.A. On March 27, 2000, 29,594,250 shares were transferred to Camuzzi Argentina S.A. and 859,855 shares were transferred in trust to Banco de la Nación Argentina. The shares transferred to Banco de la Nación Argentina were held by the employees who decided not to sell their shares.

As a consequence of the sale, the Class C Shareholders' Meeting decided to extinguish the Employee Stock Ownership Program.

NOTE 20: PRODUCER PRICE INDEX

The Natural Gas Network Transportation and Distribution Licensees entered into an agreement with ENARGAS, extending as a one-time exception the PPI (Producer Price Index) adjustment set forth as a tariff adjustment in section 41 of Law No. 24,076, section 41 of Decree 1738/92 and clause 9.4.1.1 of the Distribution License.

On July 17, 2000, the Company entered into a new agreement with the Argentine Government establishing:

- The methodology for passing through to the tariffs the consolidated debt accrued at June 30, 2000 as a consequence of the differences for the January - June 2000 period (for the 3.78% increase in the PPI applicable to such period), plus interest, to be recovered is as follows: (a) 30%, between July 1, 2000 and April 30, 2001; (b) 70%, between October 1, 2000 and April 30, 2001.

- The creation of a PPI Stabilization Fund as from July 1, 2000 with the differences between the rates applied and the rates that should have been applied under the Regulatory Framework since July 2000.

On July 17, 2000, this agreement was ratified by the Argentine Executive Branch through Decree No. 669/00 .

On August 18, 2000, the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerk's Office No. 15, accepted the provisional remedy requested by the Official Counsel for the People Ombudsman under file "Official Counsel for the People versus Argentine State - Argentine Executive Branch - ME Decree 1738/92 and another concerning ordinary proceedings", and decided to suspend the application of Decree 669/00.

On August 30, 2000, ENARGAS notified the Company through Note No. 3480 that, in accordance with the judicial decision, the tariff to be applied as from July 1, 2000 shall recognize the tariff level in force prior to the suspension of the decree, that is to say, the tariff approved for May 2000, until a final judicial decision is issued.

On September 7, 2000, the Company's shareholders notified the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerks's Office No. 15, that, pursuant to the specific procedures for resolving disputes provided under section VII of the Treaty between the Argentine Republic and the United States on Mutual Investment Promotion and Protection, approved by Law 24,124 and section 8 of the Treaty between the Argentine Republic and Italy on Mutual Investment Promotion and Protection, approved by Law 24,122, which grant the foreign investors the power to submit the dispute to international arbitration before the International Center for Settling Differences Related to Investments (*CIADI*), which depends from the World Bank (which ranks above the law, according to section 75, subsection 22, of the Argentine Constitution), the Company found itself forced not to consent to the jurisdiction of the Argentine courts to hear cases on the matter.

On September 14, 2000, the Company sent a note to ENARGAS, notifying it of its decision to make amicable inquiries in accordance with the Treaties on Mutual Investment Promotion and Protection entered into by the Argentine Republic with the United States and Italy. Furthermore, the Company requested the revocation of Note No. 3480, on the grounds that it clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00, and consequently requested the application of the tariff schedules submitted to said Enforcement Authority on June 16, 2000.

On September 21, 2000, ENARGAS answered the note sent by the Company and stated that:

- ENARGAS does not agree with the Company's opinion that Note No. 3480 "clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00".

- In the opinion of ENARGAS, "significant controversies and uncertainty with respect to the scope of the provisional remedy" arise from the recitals and the resolution of the judicial proceedings.

- Notwithstanding the foregoing, ENARGAS noted that the Judge stated that the plaintiff had "requested as a provisional remedy an order not to apply increases in tariffs for the transportation and distribution of gas based on indexation grounds".

- Although the provisional remedy consisted of the suspension of the application of Decree 669/00, which referred to the adjustment of tariffs by the PPI, despite the above-

mentioned uncertainty, it would be improper to approve the tariff schedules submitted by the Company during June 2000, since they contained the challenged adjustment.

- ENARGAS had filed an appeal with the Argentine Court of Appeals with jurisdiction over Administrative Matters against such remedy.

Within this context, the Company filed an appeal with the Secretariat of Energy in connection with the tariff schedule effective as from January 1, 2001, requesting the review of the provisions of ENARGAS Note No. 3480 and the PPI tariff adjustment method.

Furthermore, the National Treasury Authority, representing ENARGAS and the Argentine Executive Branch, confirmed the validity of the PPI variation.

On October 5, 2001, the *Cámara Nacional en lo Contencioso Administrativo Federal No. 5* confirmed by majority the judgement rendered by the *Juzgado Nacional en lo Contencioso Administrativo Federal No. 8, Secretariat 15*, upholding the suspension of the application of Decree 669/00 and, therefore, based upon the statements of the ENARGAS set forth in Note No. 3480, the application of the PPI tariff adjustment method, in accordance with section 41 of Law No. 24,076 and Decrees No. 1738/92 and 2255/92 ("Basic Rules of the License" (BRL)).

Further, pursuant to the provisions of item 9.8 of the BRL which contemplate that the "Freezing, administrations and/or controls of prices" are not applicable to the tariff regime, the Company considers that in the event the adjustment could not be passed through, the actual distribution of gas to clients continues to obligate the government to reimburse such adjustment to the Company.

Based on the above-mentioned grounds, the Company has included the relevant net income in these Financial Statements by reclassifying receivables and liabilities in relation to the terms set forth in the Agreement approved by Decree No. 669, and the following amounts have accrued:

- A current receivable of Ps. 3,866,932 corresponding to the adjustment by PPI in the sales for the January 1, 2000 through September 30, 2000 period.

- A non-current receivable of Ps. 26,607,384 corresponding to the adjustment by PPI in the sales for the July 1, 2000 through September 30, 2001 period, which includes Ps. 1,005,155 of interest.

- A current debt of Ps. 1,456,611 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the January 1, 2000 through September 30, 2000 period.

- A non-current debt of Ps. 8,960,427 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the July 1, 2000 through September 30, 2001 period, which includes Ps. 357,716 of interest.

NOTE 21: EVENTS SUBSEQUENT TO THE CLOSING

On October 16, 2001, the Ordinary and Extraordinary General Shareholders' Meeting resolved to increase the maximum amount outstanding under the program for the co-issue of notes (See Note 15).

Camuzzi Gas Pampeana S.A.

Fixed Assets

For the nine-month periods ended September 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION				Net carrying value as of September 30,	
						Accumulated as of beginning of year (Pesos)	Of the period		Accumulated as of end of period (Pesos)		
							Amount[1] (Pesos)	Deductions (Pesos)		2001 (Pesos)	2000 (Pesos)
Land	4,698,125	–	–	–	4,698,125	–	–	–	–	4,698,125	4,698,125
Condominiums	623,889	–	–	–	623,889	137,986	13,599	–	151,585	472,304	490,436
Buildings	14,651,204	53,355	2,490,947	–	17,195,506	2,744,488	307,408	–	3,051,896	14,143,610	11,983,382
Facilities	7,923,796	56,976	–	–	7,980,772	1,455,729	197,701	–	1,653,430	6,327,342	6,491,802
Gas pipelines	196,542,337	–	(152,380)	–	196,389,957	44,913,609	3,920,513	–	48,834,122	147,555,835	145,637,867
Main and secondary pipelines	49,583,196	–	63,742	–	49,646,938	10,433,182	963,591	–	11,396,773	38,250,165	37,292,015
Distribution networks	276,592,284	3,795,238	1,002,484	–	281,390,006	63,938,505	6,575,916	–	70,514,421	210,875,585	203,548,569
Machinery and equipment	4,324,924	391,026	–	(27,009)	4,688,941	997,976	190,655	(26,741)	1,161,890	3,527,051	3,255,055
Pressure reduction stations	14,740,322	–	1,371,735	–	16,112,057	2,953,489	389,228	–	3,342,717	12,769,340	9,626,292
Processing equipment	2,480,200	–	(910,647)	–	1,569,553	68,947	105,655	–	174,602	1,394,951	787,361
Vehicles	8,359,630	259,590	–	(152,564)	8,466,656	5,413,904	649,411	(106,730)	5,956,585	2,510,071	2,092,286
Furniture and office equipment	2,133,743	131,858	(3,755)	–	2,261,846	762,923	112,649	–	875,572	1,386,274	1,342,133
Gas meters	51,681,788	6,055	1,619,756	(967,747)	52,339,852	16,032,286	1,774,571	(552,237)	17,254,620	35,085,232	34,133,335
Gas cylinders	1,192	–	–	–	1,192	479	45	–	524	668	728
Works in progress	16,808,427	7,186,262	(2,285,215)	–	21,709,474	–	–	–	–	21,709,474	35,029,205
Computer equipment	8,206,080	491,807	–	–	8,697,887	6,854,855	617,557	–	7,472,412	1,225,475	1,535,552
Communications equipment	5,809,174	23,572	257,762	–	6,090,508	3,025,148	494,504	–	3,519,652	2,570,856	2,923,290
Material at warehouses	2,161,791	3,162,784	(1,618,593)	(1,514,834)	2,191,148	–	–	–	–	2,191,148	2,490,153
Advances to suppliers	2,165,489	1,478,282	(1,835,836)	–	1,807,935	–	–	–	–	1,807,935	2,038,585
Total as of September 30, 2001	669,487,591	17,036,805	–	(2,662,154)	683,862,242	159,733,506	16,313,003	(685,708)	175,360,801	508,501,441	–
Total as of September 30, 2000	641,122,267	21,665,793	–	(2,882,329)	659,905,731	139,389,638	15,613,677	(493,755)	154,509,560	–	505,396,171

Notes:

(1) The accounting allocation of depreciation charges for the period is described in Schedule H.
The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas Pampeana S.A.

Intangible Assets

For the nine-month periods ended September 30, 2001 and 2000

Schedule B

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Value as of end of period (Pesos)	AMORTIZATION				Net carrying value as of September 30,	
				Accumulated as of beginning of year (Pesos)	Current period				
					Annual Rate %	Amount[1] (Pesos)	Accumulated as of end of period (Pesos)	2001 (Pesos)	2000 (Pesos)
Expenses relating to the issuance of Notes	4,476,294	--	4,476,294	4,039,205	20	317,039	4,356,244	120,050	552,585
Software expenses	2,530,399	230,060	2,760,459	581,980	20	230,976	812,956	1,947,503	959,580
Total as of September 30, 2001	7,006,693	230,060	7,236,753	4,621,185	--	548,015	5,169,200	2,067,553	--
Total as of September 30, 2000	5,674,174	261,033	5,935,207	4,016,840	--	406,202	4,423,042	--	1,512,165

Note:

1) The accounting allocation of amortization charges for the period is described in Schedule H.

Camuzzi Gas Pampeana S.A.

Interests in other companies

Quarterly Balance Sheet as of September 30, 2001 and 2000

Schedule C

Denomination of the securities	Number of shares	Adjusted cost value *(Pesos)*	Book value *(Pesos)*	Equity value *(Pesos)*	Information on the issuer				Capital interest held %
					Principal line of business	Income as of September 30, 2001 *(Pesos)*	Total capital *(Pesos)*	Net worth *(Pesos)*	
Non-current investments									
I.V. Invergas S.A.	11,999	6,449,753	6,506,817	6,506,817	Investment	107,460	3,512,000	6,627,999	99.999972
Distribuidora Gesell Gas S.A. .	1	1	1	1	Gas Subdistribution	112,676	3,578,000	6,598,239	0.000028
Total as of September 30, 2001	12,000	6,449,754	6,506,818	6,506,818					
Total as of September 30, 2000	12,000	6,449,754	6,380,616	6,380,616					

TRANSLATION

CAMUZZI GAS PAMPEANA

November 2, 2001

To the
Bolsa de Comercio de Buenos Aires

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements for the six-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000 including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 66 of the Supervisory Committee's Meeting held on October 31, 2001, approving the above-mentioned accounting documents. Three single copies of such document are also attached; and

(iii) a copy duly signed in original of Minutes No. 163 of the Board of Directors' Meeting held on October 31, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D5021G\LETTE132.CGP; December 18, 2001

60

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES

Nº 052441

Se ha recibido de Camuzzi Gas del Sur S.A.

la siguiente documentación Balance Trimestral al 30.9.01 Soc. Art. 33: GS Sur S.A. Bce al 30.9.01

Observaciones

Buenos Aires, 2/11/01 a las 17.34 hs.

FIRMA Y SELLO



Buenos Aires, 02 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables correspondientes a los períodos de nueve meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional; se adjunta asimismo tres copias simples de la mencionada documentación;

(ii) copia certificada del acta de Comisión Fiscalizadora n° 60 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia suscripta en original del acta de Directorio n° 158 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS
PERIODOS DE NUEVE MESES
INICIADOS EL 1° DE ENERO DE 2001 Y 2000
Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



CAMUZZI
GAS DEL SUR S.A.



Camuzzi Gas del Sur S.A.

Estados Contables

—

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores a los efectos de su presentación en la Bolsa de Comercio de Buenos Aires)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001	
Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos (Nota 2)	
Denominación: Camuzzi Gas del Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3° Piso - Capital Federal	
Actividad principal: Prestación del servicio público de distribución de gas natural	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 1° de diciembre de 1992
	De las modificaciones: 10 de mayo de 1995
No. de inscripción en la Inspección General de Justicia: 11.676	
Fecha de vencimiento del Estatuto o Contrato Social: 1° de diciembre de 2091	

Denominación de la sociedad controlante: Sodigas Sur S.A.
Domicilio Legal: Av. Alicia M. de Justo 240 – 4° Piso – Capital Federal
Actividad principal: Inversión y Asesoramiento Integral
Participación en el patrimonio y en los votos: 90%

COMPOSICION DEL CAPITAL (Nota 8)				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
88.753.306	Ordinarias Escriturales Clase A	1	88.753.306	88.753.306
67.870.175	Ordinarias Escriturales Clase B	1	67.870.175	67.870.175
17.402.609	Ordinarias Escriturales Clase C	1	17.402.609	17.402.609
174.026.090			174.026.090	174.026.090

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Balance Trimestral Consolidado al 30 de septiembre de 2001
(Notas 1 y 2)

	30.09.01 $
ACTIVO	
ACTIVO CORRIENTE	
Caja y Bancos (Nota 3.a)	950.556
Inversiones	416.755
Créditos por Ventas (Nota 3.b)	135.063.219
Créditos Sociedades Art. 33 Ley 19.550 y Soc. Relacionadas	18.314
Otros Créditos (Nota 3.c)	8.109.292
Bienes de Cambio	708.791
Total del activo corriente	145.266.927
ACTIVO NO CORRIENTE	
Créditos por Ventas (Nota 3.b)	13.335.018
Otros Créditos (Nota 3.c)	2.558.648
Bienes de Uso (Anexo "A")	270.865.605
Activos Intangibles	976.935
Total del activo no corriente	287.736.206
TOTAL DEL ACTIVO	433.003.133

	30.09.01 $
PASIVO	
PASIVO CORRIENTE	
Proveedores (Nota 3.d)	56.624.835
Préstamos (Nota 3.e)	102.756.879
Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas	4.911.617
Remuneraciones y Cargas Sociales (Nota 3.f)	2.036.380
Deudas Fiscales (Nota 3.g)	3.456.207
Otros Pasivos (Nota 3.h)	3.390.528
Previsiones	7.692.076
Total del pasivo corriente	180.868.522
PASIVO NO CORRIENTE	
Proveedores (Nota 3.d)	1.853.361
Otros Pasivos (Nota 3.h)	12.447.823
Total del pasivo no corriente	14.301.184
TOTAL DEL PASIVO	195.169.706
Participación de Terceros en Sociedades Controladas	-
PATRIMONIO NETO	237.833.427
TOTAL DEL PASIVO Y PATRIMONIO NETO	433.003.133

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
(Notas 1 y 2)

	30.09.01 $
Ventas Netas (Nota 3.l)	191.538.687
Costo de Ventas (Anexo "F")	(135.354.072)
Ganancia Bruta	56.184.615
Gastos de Comercialización	(5.023.405)
Gastos de Administración	(11.120.252)
Ganancia Operativa	40.040.958
Otros Ingresos y Egresos - Ganancia (Nota 3.k)	795.574
Resultados Financieros y por Tenencia (Nota 3.j)	
Generados por Activos	2.233.215
Generados por Pasivos	(7.901.233)
Impuesto a las Ganancias	(10.346.269)
Participación de Terceros en Sociedades Controladas	-
Ganancia Ordinaria	24.822.245
Resultados Extraordinarios (Pérdida) (Nota 3.l)	(11.430.000)
Ganancia del Período	13.392.245

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

HARTENECK, LOPEZ Y CIA.

Alfonso de Laferrere
por Comisión Fiscalizadora

(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
(Notas 1 y 2)

	30.09.01
VARIACION DE LOS FONDOS	$
Fondos al inicio del ejercicio	3.901.834
Disminución de los fondos	(2.537.377)
Fondos al cierre del período	1.364.457
Aplicaciones de fondos	
Ganancia ordinaria del período	24.822.245
Más: partidas que no representan erogación de fondos	
-Depreciación de Bienes de Uso	8.110.169
-Amortización de Activos Intangibles	294.192
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	1.171.126
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	760.832
-Compras Devengadas y no Pagadas	50.012.101
-Provisión Impuesto a los Ingresos Brutos	1.958.586
-Provisión Impuesto al Costo del Endeudamiento Empresario	137.279
-Aumento Previsión para Juicios	770.531
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	2.461.919
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000
-Contrato de Asistencia Técnica	1.878.210
-Intereses Devengados a Pagar	1.680.264
-Provisión Impuesto a las Ganancias	10.346.269
-Aumento Previsión para Deudores Incobrables	397.908
	80.029.386
Menos: partidas que no representan orígenes de fondos	
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(37.145)
-Ventas Devengadas y no Cobradas	(125.430.230)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(18.314)
-Aumento de Inversiones permanentes	(12.000)
	(125.497.689)
Fondos (Aplicados) en las Operaciones Ordinarias	(20.646.058)
(Pérdida) Extraordinaria del período	(11.430.000)
Más: partidas que no representan erogación de fondos	
-Moratoria Ingresos Brutos, Provincias Patagónicas	1.461.600
Fondos (Aplicados) en las Operaciones Extraordinarias	(9.968.400)
Fondos (Aplicados) en las Operaciones - (Transporta)	(30.614.458)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos Consolidado (Continuación)

	30.09.01
	$
Transporte	(30.614.458)
Otras Aplicaciones de fondos	
-Distribución de Dividendos	(26.016.689)
-Aumento de Bienes de Cambio	(186.446)
-Disminución de Deudas Fiscales	(22.087.990)
-Disminución de Deudas Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	(1.458.780)
-Disminución de Proveedores	(17.579.085)
-Disminución de Remuneraciones y Cargas Sociales	(550.768)
-Adquisición de Bienes de Uso	(12.321.625)
-Altas de Activos Intangibles	(225.948)
-Disminución de Otros Pasivos	(1.882.710)
Total Otras Aplicaciones de fondos	(82.310.041)
Total Aplicaciones de fondos	(112.924.499)
Orígenes de fondos	
-Disminución de Créditos Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	647.161
-Integración de Capital	3.000
-Disminución de Otros Créditos	11.819.310
-Aumento de Deudas Bancarias	28.481.167
-Aumento de Previsiones	2.896.725
-Variación de Créditos por Ventas	66.539.759
Total Orígenes de fondos	110.387.122
Disminución de los fondos	(2.537.377)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Bonychowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001

NOTA 1: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los Estados Contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001, los Estados de Resultados y de Origen y Aplicación de Fondos por el período finalizado en dicha fecha, con los Estados Contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Se han utilizado los Estados Contables de la Sociedad controlada CS Sur S.A. al 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación. Los Estados Contables Consolidados al 30 de septiembre de 2001 no se presentan en forma comparativa con los Estados Contables al 30 de septiembre de 2000 de acuerdo con lo requerido por las normas de la Comisión Nacional de Valores debido a que la Sociedad controlada CS Sur S.A. fue constituida el 27 de junio de 2001.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por Camuzzi Gas del Sur S.A. para la elaboración de sus Estados Contables.

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $
Fondo Fijo	58.100
Bancos	892.456
Total Caja y Bancos	950.556

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01632

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables (Continuación)

NOTA 3: (continuación)

	30.09.01 $
b) Créditos por Ventas	
- Corrientes:	
Deudores por Ventas	28.611.140
Subsidios a Cobrar	86.003.124
Consumos de Gas no Facturados	25.226.140
Créditos a Recuperar de Usuarios - Producer Price Index	1.917.111
Subtotal	141.757.515
Menos: Previsión para Deudores Incobrables	(6.694.296)
Total	135.063.219
- No Corrientes:	
Deudores por Ventas	238.144
Subsidios a cobrar	1.667.752
Créditos a Recuperar de Usuarios - Producer Price Index	13.042.194
Subtotal	14.948.090
Menos: Previsión para Deudores Incobrables	(1.613.072)
Total	13.335.018
Total Créditos por Ventas	148.398.237
c) Otros Créditos	
- Corrientes:	
Créditos Fiscales	7.417.666
Créditos a Recuperar de Usuarios - Plantas de GLP	149.921
Depósitos en Garantía	93.998
Créditos a Recuperar art. 41 Ley 24.076	26.432
Gastos Pagados por Adelantado	201.665
Diversos	219.610
Total	8.109.292
- No Corrientes:	
Depósitos judiciales	940.643
Créditos a Recuperar de Usuarios - Plantas de GLP	348.092
Créditos a Recuperar art. 41 Ley 24.076	866.635
Gastos pagados por adelantado	149.680
Diversos	253.598
Total	2.558.648
Total Otros Créditos	10.667.940

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01633

Camuzzi Gas del Sur S.A. y Subsidiaria
Notas a los Estados Contables (Continuación)

NOTA 3: (continuación)

d) Proveedores

	30.09.01 $
- Corrientes:	
Proveedores	38.907.421
Provisión por Facturas a Recibir	17.414.301
Deudas a Pagar - Producer Price Index	303.113
Total	56.624.835
- No Corrientes:	
Deudas a Pagar - Producer Price Index	1.853.361
Total	1.853.361
Total Proveedores	58.478.196

e) Préstamos

Obligaciones Negociables	50.557.000
Deudas Bancarias	50.000.000
Cartas de Crédito	519.615
Intereses Devengados	1.680.264
Total Préstamos	102.756.879

f) Remuneraciones y Cargas Sociales

Cargas Sociales a Pagar	182.494
Provisión Vacaciones	1.049.449
Provisión Sueldo Anual Complementario	247.890
Provisión Gratificaciones	473.250
Otros	83.297
Total Remuneraciones y Cargas Sociales	2.036.380

g) Deudas Fiscales

Impuesto al Valor Agregado	1.358.998
Impuesto sobre los Ingresos Brutos	1.895.044
Tasas Municipales	4.012
Impuesto al Costo del Endeudamiento Empresario	137.279
Otros	60.874
Total Deudas Fiscales	3.456.207

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

	30.09.01 $
h) Otros Pasivos	
- Corrientes:	
Bonificaciones a Otorgar	1.980.865
Consumidores por Depósitos en Garantía	155.888
Reintegros a trasladar por cargos adicionales de transporte	642.578
Otras Cuentas por Pagar	611.197
Total	3.390.528
- No Corrientes:	
Bonificaciones a Otorgar	12.446.823
Otras Cuentas por Pagar	1.000
Total	12.447.823
Total Otros Pasivos	15.838.351

Estado de Resultados

i) Ventas Netas	
Ventas de Gas	194.754.115
Ventas de Otros Conceptos	1.725.386
Impuestos Directos sobre Ventas	(4.940.814)
Total Ventas Netas	191.538.687
j) Resultados Financieros y por Tenencia	
Generados por Activos	
Intereses	2.017.580
Renta de Títulos y Acciones	160.329
Diversos	55.306
Total Resultados Financieros y por Tenencia	2.233.215
k) Otros Ingresos y Egresos	
Otros Ingresos	
Alquileres	686.931
Diversos	355.765
Total – Transporte	1.042.696

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

	30.09.01 $
Transporte	1.042.696
Otros Egresos	
Multas y penalizaciones	(63.713)
Diversos	(183.409)
Total	(247.122)
Total Otros Ingresos y Egresos - Ganancia	795.574

l) Resultados Extraordinarios

Moratoria Ingresos Brutos Provincias Patagónicas	(17.910.000)
Impuesto a las Ganancias	6.480.000
Total (Pérdida)	(11.430.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones del período: Monto $	Depreciaciones del período: Transferencias $	Depreciaciones del período: Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577
Inmuebles en Propiedad Horizontal	4.170.800	-	-	-	4.170.800	210.007	63.865	-	-	273.872	3.898.728
Edificios	6.779.341	910	1.599.615	-	8.379.866	2.172.948	190.623	-	-	2.363.571	6.016.295
Instalaciones	8.750.980	18.889	-	-	8.769.869	1.980.116	234.370	-	-	2.214.486	6.555.383
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	1.368.397	-	-	24.971.057	53.477.515
Ramales Principales y Secundarios	35.523.388	-	-	-	35.523.388	6.947.561	690.800	-	-	7.638.361	27.885.027
Redes de Distribución	140.653.276	3.182.247	(362.962)	-	143.472.561	28.923.176	3.228.141	-	-	32.151.317	111.321.244
Maquinarias y Equipos	2.594.700	224.050	-	-	2.818.750	733.163	88.970	-	-	822.133	1.996.617
Estaciones Reductoras	12.378.879	-	99.098	-	12.477.977	1.631.480	286.171	-	-	1.917.651	10.560.326
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	190.245	(1.245.435)	-	1.365.188	4.712.533
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	117.163	1.245.435	-	1.362.598	1.768.168
Rodados	4.269.078	44.838	17.156	(35.959)	4.294.911	3.129.325	204.720	-	(35.959)	3.298.086	996.825
Muebles y Útiles	994.277	68.552	-	-	1.062.829	348.183	48.918	-	-	397.101	665.728
Medidores para Gas	22.887.511	1.362	726.761	(538.203)	23.077.431	7.225.674	823.385	-	(239.865)	7.809.194	15.268.237
Cilindros para Gas	475.214	-	-	-	475.214	159.063	25.784	-	-	184.847	290.367
Obras en Curso	11.235.370	8.555.946	(1.541.526)	-	18.249.789	-	-	-	-	-	18.249.789
Equipos de Computación	1.745.185	135.232	-	-	1.880.417	1.180.069	193.381	-	-	1.373.450	506.967
Equipos de Comunicación	4.378.666	33.572	599.819	-	5.012.057	2.305.091	355.236	-	-	2.660.327	2.351.730
Materiales en Almacenes	1.560.429	1.546.061	(713.181)	(872.788)	1.520.521	-	-	-	-	-	1.520.521
Anticipos a Proveedores	1.241.070	310.738	(424.780)	-	1.127.028	-	-	-	-	-	1.127.028
TOTAL AL 30.09.01	348.993.598	14.122.196	-	(1.446.950)	361.688.844	82.968.894	8.110.169	-	(275.824)	90.803.239	270.865.605

Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Lafarrera
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A. y Subsidiaria
Correspondiente al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001
Costo de Ventas Consolidado

ANEXO "F"

	30.09.01 $
Existencia al inicio del ejercicio	
Gas Natural	522.345
Más:	
Compras	
Compras de gas para clientes	95.786.054
Compras de gas para procesamiento	1.094.000
Compras de capacidad de transporte para clientes	15.377.872
Compras de capacidad de transporte para procesamiento	45.841
Gastos	
Por ventas de gas a clientes	20.894.806
Por procesamiento de gas	2.341.945
Menos:	
Gas Natural (Existencia al cierre del período)	(708.791)
COSTO DE VENTAS	135.354.072

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

	30.09.01 $	30.09.00 $
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos (Nota 4.a)	947.556	4.195.546
Inversiones (Anexo "D")	416.755	8.429
Créditos por Ventas (Nota 4.b)	135.063.219	106.244.028
Créditos Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	18.314	2.103.706
Otros Créditos (Nota 4.c)	8.100.292	5.653.014
Bienes de Cambio (Anexo "F")	708.791	652.826
Total del activo corriente	145.254.927	118.857.549
ACTIVO NO CORRIENTE		
Inversiones (Nota 17 y Anexo "C")	12.000	-
Créditos por Ventas (Nota 4.b)	13.335.018	735.140
Otros Créditos (Nota 4.c)	2.558.648	7.589.084
Bienes de Uso (Anexo "A")	270.865.605	265.777.587
Activos Intangibles (Anexo "B")	976.935	584.994
Total del activo no corriente	287.748.206	274.686.805
TOTAL DEL ACTIVO	433.003.133	393.544.354

	30.09.01 $	30.09.00 $
PASIVO		
PASIVO CORRIENTE		
Proveedores (Nota 4.d)	56.624.835	29.150.344
Préstamos (Notas 4.e y 12)	102.756.879	29.097.142
Deudas Sociedades Art. 33 Ley 19.550 y Sociedades Relacionadas (Nota 6)	4.911.617	4.654.178
Remuneraciones y Cargas Sociales (Nota 4.f)	2.036.380	1.935.664
Deudas Fiscales (Nota 4.g)	3.456.207	10.023.962
Otros Pasivos (Nota 4.h)	3.390.528	4.247.834
Previsiones (Anexo "E")	7.692.076	4.226.491
Total del pasivo corriente	180.868.522	83.335.615
PASIVO NO CORRIENTE		
Proveedores (Nota 4.d)	1.853.361	-
Préstamos (Notas 4.e y 12)	-	50.557.000
Otros Pasivos (Nota 4.h)	12.447.823	16.002.177
Total del pasivo no corriente	14.301.184	66.559.177
TOTAL DEL PASIVO	195.169.706	149.894.792
PATRIMONIO NETO (Según estado respectivo)	237.833.427	243.649.562
TOTAL DEL PASIVO Y PATRIMONIO NETO	433.003.133	393.544.354

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y Cía.

Alfonso de Laferrere
Por Comisión Fiscalizadora

(Socio)
Alberto Bdruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Estado de Resultados

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 2 y 3)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 4.l)	191.538.687	185.336.471
Costo de Ventas (Anexo "F")	(135.354.072)	(131.140.404)
Ganancia Bruta	56.184.615	54.196.067
Gastos de Comercialización (Anexo "H")	(5.023.405)	(5.262.361)
Gastos de Administración (Anexo "H")	(11.120.252)	(8.762.726)
Ganancia Operativa	40.040.958	40.170.980
Otros Ingresos y Egresos (Nota 4.k)	795.574	632.114
Resultados Financieros y por Tenencia		
Generados por Activos (Nota 4.j)	2.233.215	1.398.054
Generados por Pasivos (Anexo "H")	(7.801.233)	(3.584.195)
Impuesto a las Ganancias	(10.346.269)	(11.286.527)
Ganancia Ordinaria	24.822.245	27.330.426
Resultados Extraordinarios (Pérdida) (Nota 4.l y 14.b)	(11.430.000)	-
Ganancia del Período	13.392.245	27.330.426

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

HARTENECK, LOPEZ Y Cía.

(Socio)

Alfonso de Laferrere
Por Comisión Fiscalizadora

Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Estado de Evolución del Patrimonio Neto

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000 (Notas 2 y 3)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS			
	Capital Social (Nota 8)	Ajuste del Capital	Total	Reserva Legal	Reserva Facultativa	Resultados no Asignados	Total del Patrimonio Neto
	$	$	$	$	$	$	$
Saldos al 01.01.00	174.026.090	19.204.446	193.230.536	8.306.274	13.546.145	24.723.618	239.806.573
* Resolución de la Asamblea General Ordinaria del 11.07.00:							
-Reserva Legal	-	-	-	1.236.181	-	(1.236.181)	-
-Dividendos en efectivo	-	-	-	-	-	(23.487.437)	(23.487.437)
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	27.330.426	27.330.426
Saldos al 30.09.00	174.026.090	19.204.446	193.230.536	9.542.455	13.546.145	27.330.426	243.649.562
* Afectación de Reserva Facultativa (Nota 13)	-	-	-	-	3.554.354	-	3.554.354
* Resultado del período complementario de tres meses - Ganancia	-	-	-	-	-	3.253.955	3.253.955
Saldos al 01.01.01	174.026.090	19.204.446	193.230.536	9.542.455	17.100.499	30.584.381	250.457.871
* Resolución de la Asamblea General Ordinaria del 19.03.01:							
-Reserva Legal	-	-	-	1.529.219	-	(1.529.219)	-
-Dividendos en efectivo	-	-	-	-	-	(28.016.689)	(28.016.689)
* Resultado del período de nueve meses - Ganancia	-	-	-	-	-	13.392.245	13.392.245
Saldos al 30.09.01	174.026.090	19.204.446	193.230.536	11.071.674	17.100.499	16.430.718	237.833.427

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 2 y 3)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	3.901.834	4.418.166
Disminución de los fondos	(2.540.377)	(222.620)
Fondos al cierre del período	1.361.457	4.195.546
Aplicaciones de fondos		
Ganancia ordinaria del período	24.822.245	27.330.426
Más: partidas que no representan erogación de fondos		
-Disminución de Bienes de Cambio	-	385.258
-Depreciación de Bienes de Uso	8.110.169	7.806.951
-Amortización de Activos Intangibles	294.192	216.533
-Valor Residual de Bajas de Bienes de Uso y Activos Intangibles	1.171.126	1.031.209
-Provisión Vacaciones, Sueldo Anual Complementario y Gratificaciones	760.832	1.553.862
-Compras Devengadas y no Pagadas	50.000.101	26.136.492
-Compras Devengadas y no Pagadas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	757.032
-Provisión Impuesto a los Ingresos Brutos	1.958.586	1.839.248
-Provisión Impuesto al Costo del Endeudamiento Empresario	137.279	236.829
-Aumento Previsión para Juicios	770.531	310.608
-Honorarios y Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	2.461.919	342.112
-Honorarios por Servicios de Asistencia y Gestión Financiera	50.000	50.000
-Contrato de Asistencia Técnica	1.878.210	3.166.666
-Intereses Devengados a Pagar	1.880.264	1.577.527
-Provisión Impuesto a las Ganancias	10.346.269	11.266.527
-Aumento Previsión para Deudores Incobrables	397.908	772.163
	80.017.386	57.458.817
Menos: partidas que no representan orígenes de fondos		
-Recupero de Gastos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(37.145)	(5.047)
-Ventas Devengadas y no Cobradas	(125.430.230)	(95.747.289)
-Ventas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	(18.314)	(1.827.340)
	(125.485.689)	(97.579.676)
Fondos (Aplicados) en las Operaciones Ordinarias	(20.646.058)	(12.790.433)
(Pérdida) Extraordinaria del período	(11.430.000)	-
Más: partidas que no representan erogación de fondos		
-Moratoria Ingresos Brutos, Provincias Patagónicas	1.461.600	-
Fondos (Aplicados) en las Operaciones Extraordinarias	(9.968.400)	-
Fondos (Aplicados) en las Operaciones - (Transporte)	(30.614.458)	(12.790.433)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01 $	30.09.00 $
Transporte	(30.614.458)	(12.790.433)
Otras Aplicaciones de fondos		
-Distribución de Dividendos	(26.016.689)	(23.487.437)
-Aumento de Bienes de Cambio	(186.446)	-
-Aumento de Otros Créditos	-	(5.752.430)
-Disminución de Deudas Fiscales	(22.087.990)	(14.273.538)
-Disminución de Previsiones	-	(27.698)
-Disminución de Deudas Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	(1.458.780)	(1.372.166)
-Disminución de Proveedores	(17.579.085)	(17.365.257)
-Disminución de Remuneraciones y Cargas Sociales	(550.768)	(1.416.666)
-Adquisición de Bienes de Uso	(12.321.625)	(12.779.944)
-Altas de Activos Intangibles	(225.948)	(14.727)
-Disminución de Otros Pasivos	(1.882.710)	(1.165.175)
Total Otras Aplicaciones de fondos	(82.310.041)	(77.655.038)
Total Aplicaciones de fondos	(112.924.499)	(90.445.471)
Orígenes de fondos		
-Disminución de Créditos Soc. Art. 33 Ley Nº 19.550 y Soc. Relacionadas	647.161	2.911.601
-Disminución de Otros Créditos	11.819.310	-
-Aumento de Deudas Bancarias	28.481.167	15.020.532
-Recupero de Previsiones	2.896.725	-
-Variación de Créditos por Ventas	66.539.759	72.290.718
Total Orígenes de fondos	110.384.122	90.222.851
Disminución de los fondos	(2.540.377)	(222.620)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y Cía.
(Socio)
Alberto Boruchowicz
Contador Público (UBA)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: CONSTITUCION Y MARCO REGULATORIO DE LA SOCIEDAD

El Poder Ejecutivo Nacional, a través del Decreto N° 2252/92 otorgó la licencia para la prestación del servicio público de distribución de gas a la Sociedad, la que se llevaría a cabo mediante la operación de los bienes transferidos por Gas del Estado Sociedad del Estado. El plazo de la licencia es de 35 años, que pueden prorrogarse por diez más, siempre que la Sociedad de cumplimiento en lo sustancial a las obligaciones impuestas por la mencionada licencia.

La actividad de la Sociedad se encuentra regulada por la Ley N° 24.076, el Decreto N° 1.738/92, otros decretos regulatorios, el Pliego, el Contrato de Transferencia y la Licencia, los cuales contienen ciertos requisitos con relación a la calidad del servicio, las inversiones de capital, restricciones a la transferencia y constitución de gravámenes sobre los activos, restricciones a la titularidad por parte de los productores, transportadoras y distribuidoras de gas.

Una porción importante de los activos de la Sociedad la constituyen los "Activos Esenciales para la Prestación del Servicio", y por ello la Sociedad está obligada a identificarlos y conservarlos, de acuerdo con las normas definidas en la licencia y al finalizar la misma, se deberán transferir los mismos al Estado o a un tercero que éste designe, libres de cargas y gravámenes.

En ese momento la Sociedad tendrá derecho a cobrar el menor valor entre el valor de libros, obtenido sobre la base del importe pagado al estado nacional y el costo original de las inversiones realizadas, llevadas en dólares estadounidenses y ajustadas por el índice de precios al productor de EEUU, neto de la amortización acumulada, y el importe de una nueva licitación, neto de gastos e impuestos.

Las tarifas para el servicio de distribución de gas fueron establecidas en la Licencia y están reguladas por el Ente Nacional Regulador del Gas (ENARGAS). Las mismas están sujetas a ajustes quinquenales, a partir del 31 de diciembre de 1997, de acuerdo con los criterios que establezca la Autoridad Regulatoria.

NOTA 2: BASES DE PREPARACION DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000 han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a dicha fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01644

NOTA 2: (continuación)

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Activos y Pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera fueron convertidos a los tipos de cambio vigentes al cierre del período, incluyendo los correspondientes intereses devengados.

c) Inversiones
Corrientes:

Corresponden a acciones y cuotas partes en fondos comunes de inversión, las cuales se encuentran valuadas a su valor de cotización al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada CS Sur S.A., de la cual se posee el 100% del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal (ver Nota 17).

Se detalla a continuación la información relevante de la Sociedad Controlada:

Nombre: CS Sur S.A.
Fecha de cierre de ejercicio: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30 de septiembre de 2001
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de Camuzzi Gas del Sur S.A.: 100%
Patrimonio Neto al 30.09.01 de CS Sur S.A.: $ 12.000

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

d) Créditos a Recuperar de los Usuarios

La Provincia de Chubut y la Sociedad han suscripto un Convenio, con el objeto de desarrollar el incremento en la prestación del servicio a los pobladores consumidores de gas propano distribuido por redes, y al menor costo del mismo.

La Sociedad se comprometió llevar adelante la ejecución y puesta en funcionamiento de cinco plantas de gas licuado propano en cinco localidades de dicha Provincia, realizando las obras de las cuales tendrá a su cargo la ingeniería, la inspección técnica de las mismas, y las obras civiles.

Con el fin de recuperar el financiamiento de la inversión realizada, la Provincia acordó abonar treinta cuotas mensuales iguales y consecutivas, y se establecieron tarifas y cargos de infraestructura para las correspondientes localidades.

Los Créditos a Recuperar Plantas de GLP se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

e) Bienes de Cambio

Se encuentran valuados a su costo de reposición al cierre del período, el que no excede su valor recuperable.

f) Bienes de Uso

Los Bienes de Uso transferidos por Gas del Estado al inicio de las operaciones de la Sociedad, ocurrido el 28 de diciembre de 1992, han sido valuados en forma global de acuerdo a las cláusulas del Contrato de Transferencia de las acciones de la Sociedad por parte de Gas del Estado y reexpresados en moneda constante al 31 de agosto de 1995.

El valor arriba indicado fue reproporcionado individualmente a cada bien en función de un inventario y valuación, realizado por consultores externos durante el ejercicio finalizado el 31 de diciembre de 1993.

Las incorporaciones efectuadas con posterioridad y hasta el 31 de agosto de 1995, han sido valuadas a su costo de adquisición reexpresado en moneda constante a dicha fecha. A partir del 1° de septiembre de 1995 las incorporaciones han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden.

Hasta el 30 de junio de 1995 las incorporaciones de redes de distribución de gas recibidas sin obligación de contraprestación, fueron registradas al costo de reposición al momento de la transferencia con contrapartida al rubro Otros Ingresos.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 3: (continuación)

De acuerdo a lo resuelto por la Comisión Nacional de Valores en sus reuniones del 28 de julio y 16 de agosto de 1995, las redes de distribución de gas transferidas con posterioridad al 30 de junio de 1995, por los usuarios a título no oneroso o construidas parcialmente con aportes de terceros, se incorporan por el menor valor entre el costo de construcción o, el que se fije para la transferencia, y el de utilización económica de dicho activo.

Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, o cuando estas contraprestaciones no existan (incorporaciones a título gratuito), se registra en una cuenta regularizadora que se expone deducida de Bienes de Uso, y cuyo criterio de depreciación es equivalente al del bien incorporado.

La obligación de compensar parcial o totalmente a los terceros se expone como pasivo de la Sociedad.

Los valores así determinados se exponen netos de las correspondientes depreciaciones acumuladas calculadas por el método de la línea recta sobre la base de la vida útil estimada de los bienes.

La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentran en condiciones de ser puestas en marcha. El monto activado en bienes de uso ascendió durante los períodos finalizados el 30 de septiembre de 2001 y 2000 a $ 1.148.298 y $ 1.150.189 respectivamente.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

g) Activos Intangibles

Corresponden a la adquisición de software de computación y a los gastos relacionados con el programa global de emisión de Obligaciones Negociables, los que se amortizan en un plazo de cinco años.

Los activos intangibles incorporados hasta el 31 de agosto de 1995 se exponen a su costo reexpresado en moneda constante a dicha fecha, mientras que las incorporaciones posteriores al 1° de septiembre de 1995 se exponen a su costo incurrido en moneda corriente del período al que corresponden, en ambos casos netos de su correspondiente amortización acumulada calculada de acuerdo al método de la línea recta.

h) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

El Ajuste del Capital Social representa la diferencia entre el valor nominal del Capital y su valor ajustado en base a la variación del índice de precios mayoristas nivel general hasta el 31 de agosto de 1995.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01647

NOTA 3: (continuación)

Los movimientos de las cuentas del patrimonio neto anteriores al 31 de agosto de 1995 se encuentran reexpresados a dicha fecha, mientras que los movimientos posteriores se expresan en moneda corriente del período que corresponden.

i) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

j) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles), que se determinaron en función de los valores de dichos activos.

k) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de Gas no Facturados".

l) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D - Método Indirecto de la Resolución Técnica N° 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos e Inversiones de rápida realización.

m) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. La gerencia de la Sociedad realiza estimaciones para poder calcular a un momento dado, por ejemplo, el cargo por impuesto a las ganancias, los consumos de gas no facturados, las bonificaciones a otorgar a los usuarios y las provisiones para contingencias. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los Estados Contables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 4: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $	30.09.00 $
Fondo Fijo	55.100	84.632
Bancos (Anexo "G")	892.456	4.110.914
Total Caja y Bancos	947.556	4.195.546

b) Créditos por Ventas

- Corrientes:		
Deudores por Ventas	28.611.140	27.564.046
Subsidios a Cobrar	86.003.124	54.436.614
Consumos de Gas no Facturados	25.226.140	26.982.451
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 16)	1.917.111	3.529.802
Subtotal	141.757.515	112.512.913
Menos: Previsión para Deudores Incobrables (Anexo "E")	(6.694.296)	(6.268.885)
Total	135.063.219	106.244.028

- No Corrientes:		
Deudores por Ventas	238.144	-
Subsidios a cobrar	1.667.752	1.954.721
Créditos a Recuperar de Usuarios - Producer Price Index (Nota 16)	13.042.194	-
Subtotal	14.948.090	1.954.721
Menos: Previsión para Deudores Incobrables (Anexo "E")	(1.613.072)	(1.219.581)
Total	13.335.018	735.140
Total Créditos por Ventas	148.398.237	106.979.168

c) Otros Créditos

- Corrientes:		
Créditos Fiscales	7.417.666	4.903.745
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	149.921	244.969
Depósitos en Garantía	93.998	86.418
Créditos a Recuperar art. 41 Ley 24.076 (Nota 14.b.)	26.432	21.662
Gastos Pagados por Adelantado	201.665	206.686
Diversos	210.610	189.534
Total – Transporte	8.100.292	5.653.014

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01649

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (continuación)

	30.09.01 $	30.09.00 $
Transporte	8.100.292	5.653.014
- No Corrientes:		
Depósitos judiciales (Nota 10.b.)	940.643	6.122.053
Créditos a Recuperar de Usuarios - Plantas de GLP (Nota 3.d)	348.092	493.001
Créditos a Recuperar art. 41 Ley 24.076 (Nota 14.b.)	866.635	882.603
Gastos pagados por adelantado	149.680	75.973
Diversos	253.598	15.454
Total	2.558.648	7.589.084
Total Otros Créditos	10.658.940	13.242.098
d) Proveedores		
- Corrientes:		
Proveedores (Anexo "G")	38.907.421	3.500.460
Provisión por Facturas a Recibir	17.414.301	25.107.587
Deudas a Pagar - Producer Price Index (Nota 16)	303.113	542.297
Total	56.624.835	29.150.344
- No Corrientes:		
Deudas a Pagar - Producer Price Index (Nota 16)	1.853.361	-
Total	1.853.361	-
Total Proveedores	58.478.196	29.150.344
e) Préstamos		
- Corrientes:		
Obligaciones Negociables (Anexo "G")	50.557.000	-
Deudas Bancarias (Anexo "G")	50.000.000	27.000.000
Cartas de Crédito (Anexo "G")	519.615	519.615
Intereses Devengados (Anexo "G")	1.680.264	1.577.527
Total	102.756.879	29.097.142
- No Corrientes:		
Obligaciones Negociables (Anexo "G")	-	50.557.000
Total	-	50.557.000
Total Préstamos	102.756.879	79.654.142
f) Remuneraciones y Cargas Sociales		
Cargas Sociales a Pagar	182.494	61.579
Provisión Vacaciones	1.049.449	1.072.611
Provisión Sueldo Anual Complementario	247.890	232.390
Provisión Gratificaciones	473.250	506.049
Otros	83.297	63.035
Total Remuneraciones y Cargas Sociales	2.036.380	1.935.664

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01650

NOTA 4: *(continuación)*

	30.09.01 $	30.09.00 $
g) Deudas Fiscales		
Impuesto al Valor Agregado	1.358.998	2.336.714
Impuesto sobre los Ingresos Brutos	1.895.044	1.838.555
Impuesto a las Ganancias	-	5.544.705
Tasas Municipales	4.012	9.010
Impuesto al Costo del Endeudamiento Empresario	137.279	236.629
Moratoria Impositiva	-	2.066
Otros	60.874	56.283
Total Deudas Fiscales	3.456.207	10.023.962
h) Otros Pasivos		
- Corrientes:		
Bonificaciones a Otorgar (Nota 13)	1.980.865	1.793.036
Consumidores por Depósitos en Garantía	155.888	152.723
Reintegros a trasladar por cargos adicionales de transporte	642.578	646.807
Otras Cuentas por Pagar	611.197	1.655.268
Total	3.390.528	4.247.834
- No Corrientes:		
Bonificaciones a Otorgar (Nota 13)	12.446.823	16.001.177
Otras Cuentas por Pagar	1.000	1.000
Total	12.447.823	16.002.177
Total Otros Pasivos	15.838.351	20.250.011

Estado de Resultados

	30.09.01 $	30.09.00 $
i) Ventas Netas		
Ventas de Gas	194.754.115	186.918.633
Ventas de Otros Conceptos	1.725.386	1.641.932
Impuestos Directos sobre Ventas	(4.940.814)	(3.224.094)
Total Ventas Netas	191.538.687	185.336.471
j) Resultados Financieros y por Tenencia Generados por Activos		
Intereses	2.017.580	1.363.987
Renta de Títulos y Acciones	160.329	34.067
Diversos	55.306	-
Total Resultados Financieros y por Tenencia	2.233.215	1.398.054

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01651

NOTA 4: (continuación)

	30.09.01 $	30.09.00 $
k) Otros Ingresos y Egresos		
Otros Ingresos		
Alquileres	686.931	631.826
Diversos	355.765	190.316
Total	1.042.696	822.142
Otros Egresos		
Multas y penalizaciones	(63.713)	(84.195)
Diversos	(183.409)	(105.833)
Total	(247.122)	(190.028)
Total Otros Ingresos y Egresos - Ganancia	795.574	632.114
l) Resultados Extraordinarios		
Moratoria Ingresos Brutos Provincias Patagónicas	(17.910.000)	-
Impuesto a las Ganancias	6.480.000	-
Total (Pérdida)	(11.430.000)	-

NOTA 5: PLAZOS DE CREDITOS Y PASIVOS

La composición de los activos y pasivos según el plazo estimado de cancelación es la siguiente:

Activos

	Inversiones $	Créditos por Ventas $	Créditos Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Créditos $
A vencer				
1er. Trimestre	-	57.602.894	18.314	204.144
2do. Trimestre	-	-	-	134.306
3er. Trimestre	-	-	-	59.890
4to. Trimestre	-	-	-	25.924
De 1 a 2 años	-	-	-	743.622
A más de 2 años	-	238.144	-	-
Subtotal	-	57.841.038	18.314	1.167.886
De plazo vencido	-	73.012.841	-	-
Sin plazo establecido	416.755	17.544.358	-	9.491.054
Total	416.755	148.398.237	18.314	10.658.940
Que no devengan interés	416.755	122.162.085	18.314	10.632.508
A tasa fija	-	12.543.322	-	26.432
A tasa variable	-	13.692.830	-	-
Total al 30.09.01	416.755	148.398.237	18.314	10.658.940
Total al 30.09.00	8.429	106.979.168	2.103.706	13.242.098

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01652

NOTA 5: (continuación)

Pasivos

	Proveedores $	Préstamos $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Remuneraciones y Cargas Sociales $	Deudas Fiscales $	Otros Pasivos $	Previsiones $
A vencer							
1er. Trimestre	23.873.278	95.527.212	2.836.028	513.681	3.456.207	531.197	-
2to. trimestre	-	7.229.667	2.075.589	-	-	-	-
3er. Trimestre	-	-	-	473.250	-	-	-
4to. Trimestre	-	-	-	-	-	-	-
De 1 a 2 años	-	-	-	-	-	-	-
Subtotal	23.873.278	102.756.879	4.911.617	986.931	3.456.207	531.197	-
De plazo vencido	32.448.444	-	-	-	-	-	-
Sin plazo establecido	2.156.474	-	-	1.049.449	-	15.307.154	7.692.076
Total	58.478.196	102.756.879	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
Que no devengan interés	24.391.941	1.680.264	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
A tasa fija	1.777.775	100.557.000	-	-	-	-	-
A tasa variable	32.308.480		-	-	-	-	-
Total al 30.09.01	58.478.196	102.756.879	4.911.617	2.036.380	3.456.207	15.838.351	7.692.076
Total la 30.09.00	29.150.344	79.654.142	4.654.178	1.935.684	10.023.962	20.250.011	4.226.491

NOTA 6: OPERACIONES Y SALDOS CON SOCIEDADES ART. 33 - LEY N° 19.550 Y SOCIEDADES RELACIONADAS

	30.09.01 $	30.09.00 $
Resultados - Ganancia/(Pérdida)		
Camuzzi Gas Pampeana S.A.		
- Compra de gas propano	(403.907)	(2.101.362)
- Servicios administrativos y de personal	(3.888.987)	(2.673.675)
- Servicio de asistencia para transporte de gas natural	(226.604)	(855.859)
Camuzzi Argentina S.A.		
- Honorarios según Contrato de Asistencia Técnica y servicios de asistencia profesional	(2.103.210)	(3.156.666)
- Servicio de mantenimiento de sistemas informáticos	-	(29.026)
- Recupero de gastos	(29.982)	163
Sodigas Sur S.A.		
- Servicios de asistencia y gestión financiera	(450.000)	(450.000)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 6: (continuación)

	30.09.01 $	30.09.00 $
Energía del Sur S.A. (1)		
- Ventas de gas	-	6.542.609
Edersa S.A.		
- Ventas de gas	444.910	440.614
- Compra de energía eléctrica	(32.917)	(28.781)
- Gastos Generales	-	(4.500)
Distribuidora Gesell Gas S.A.		
- Servicios administrativos y de personal	-	2.718
Otras operaciones		
Camuzzi Gas Pampeana S.A.		
- Diversos	253.728	294.437
Sodigas Sur S.A.		
- Dividendos	(23.415.020)	-
Créditos		
- Energía del Sur S.A. (1)	-	2.059.768
- Edersa S.A.	18.314	43.938
	18.314	2.103.706
Deudas		
- Camuzzi Gas Pampeana S.A.	2.775.528	855.139
- Camuzzi Argentina S.A.	2.075.589	3.738.539
- Sodigas Sur S.A.	60.500	60.500
	4.911.617	4.654.178

(1) El 20 de diciembre de 2000 Camuzzi Argentina S.A. vendió su participación en Energía del Sur S.A., dejando de ser esta última una sociedad vinculada a Camuzzi Gas del Sur S.A..

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01654

NOTA 7: SALDOS CONTABLES REGISTRADOS CON EL ESTADO Y OTROS ENTES OFICIALES

Al 30 de septiembre de 2001 el detalle de los créditos es el siguiente:

	Vencido	A vencer
Estado Nacional		
- Subsidios	61.905.062	25.765.814
- Comerciales	390.295	12.979
Total	62.295.357	25.778.793
Estados Provinciales	2.799.440	99.318
Ajuste Producer Price Index (Nota 16)	-	12.802.831
Total	65.094.797	38.680.942

En opinión de la Sociedad los citados créditos se consideran recuperables.

NOTA 8: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por - Fecha	Aprobado por - Organo	Fecha de inscripción en el Registro Público de Comercio
Inscripto, Suscripto e Integrado	12.000	24.11.92	Acta Constitutiva	01.12.92
Inscripto, Suscripto e Integrado	138.220.272	28.12.92	Asamblea Ordinaria y Extraordinaria de Accionistas	10.09.93
Inscripto, Suscripto e Integrado	35.793.818	19.04.94	Asamblea Ordinaria de Accionistas	16.09.94

NOTA 9: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5 % de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20 % del Capital Social.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 10: ACTIVOS DE DISPONIBILIDAD RESTRINGIDA

a) Activos esenciales para la prestación del servicio:

Según lo establecido en el Pliego de Bases y Condiciones para la privatización de la prestación del servicio público de distribución de gas, la Sociedad no podrá, sin previa autorización de la Autoridad Regulatoria bajo pena de caducidad de la licencia para la prestación del servicio, vender, ceder o transferir bajo cualquier título o constituir gravámenes sobre los activos esenciales para la prestación del servicio.

b) Fondos de disponibilidad restringida:

De acuerdo con lo expresado en la Nota 14.c., al 30 de septiembre de 2001 se encuentran registrados dentro del rubro "Otros Créditos no Corrientes" $ 671.903 correspondientes a embargos trabados por los distintos municipios, en virtud de los litigios mantenidos por las tasas municipales de subsuelo y otras.

NOTA 11: INVERSIONES OBLIGATORIAS

La Licencia de Distribución en su Capítulo IV impuso a la Compañía un plan de Inversiones Obligatorias para el quinquenio 1993 a 1997, que involucró la ejecución de inversiones en cañerías, servicios, protección anticorrosiva, equipos de comunicación y SCADA, por un total de $ 11.408.000.

La Compañía realizó en tiempo y forma las obras correspondientes, y previa auditoría operativa de dichas inversiones, ha sido notificada por el ENARGAS de tal cumplimiento.

NOTA 12: OBLIGACIONES NEGOCIABLES

Con fecha 11 de diciembre de 1996, la Sociedad co-emitió con Camuzzi Gas Pampeana S.A Obligaciones Negociables no convertibles en acciones, dentro del marco del Programa Global de Emisión aprobado mediante certificado N° 136 de la Comisión Nacional de Valores del 6 de diciembre de 1996.

Dicha emisión fue aprobada por el Directorio de la Sociedad el día 12 de noviembre de 1996, con el propósito de dotar a la Sociedad de una importante disponibilidad de fondos que: i) le permita refinanciar la serie B de Obligaciones Negociables por V$N 90.000.000 co-emitida con Camuzzi Gas Pampeana S.A. en el marco del programa de Obligaciones Negociables que fuera creado por la Asamblea de Accionistas de la Sociedad de fecha 25 de octubre de 1993; ii) desarrollar sus planes de inversión; iii) integrar capital de trabajo y iv) refinanciar otros pasivos.

Las condiciones de la emisión son las siguientes:
- -Valor nominal: U$S 130.000.000
- -Porcentaje correspondiente a Camuzzi Gas del Sur S.A.: 38,89%.
- -Tasa de Interés: 9 ¼ %, siendo los intereses pagaderos por semestres vencidos.
- -Precio: 99,80 %.
- -Vencimiento del capital: 15 de diciembre del 2001.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01656

NOTA 12: (continuación)

El mencionado programa fue creado bajo la forma de una co-emisión con Camuzzi Gas Pampeana S.A., siendo ambas sociedades solidariamente responsables por el pago de intereses y el rescate del Capital.

Con fecha 9 de mayo de 1997, las Obligaciones Negociables emitidas fueron registradas ante la Securities and Exchange Commission (SEC) de EE.UU.

Las principales restricciones derivadas del prospecto de emisión de Obligaciones Negociables son las siguientes:

a) Restricciones a la constitución de gravámenes: ninguna de las Emisoras constituirá, no permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar deudas de cualquier otra persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

i) Gravámenes existentes a la fecha de emisión de las Obligaciones Negociables;

ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que se constituyan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con las normas contables profesionales en la Argentina;

iii) Gravámenes en todo o en parte sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos, que garanticen deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos, incurridos concurrentemente en o dentro de los 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

iv) Gravámenes que surjan en el curso normal de las actividades, que no garanticen deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por procedimientos adecuados; que tengan el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho gravamen; (C) garanticen una obligación inferior a U$S 1.000.000;

v) Cualquier embargo o gravamen judicial, a menos que: (A) durante los 60 días posteriores al inicio del mismo, no haya sido presentado el descargo o su ejecución esté suspendida pendiente de apelación, (B) no haya sido presentado el descargo durante los 60 días posteriores al vencimiento de su suspensión o (C) fuera por un monto inferior a U$S 1.000.000.

vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

NOTA 12: (continuación)

vii) Cualquier gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa al Patrimonio de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

viii) Gravámenes distintos a los descriptos en las cláusulas (i) hasta (vii) antes mencionadas contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas controladas, garantizando deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

ix) *Cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier gravamen* descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la deuda garantizada por el gravamen no se vea aumentado.

b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada: ninguna de las Emisoras permitirá que su Indice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1.

c) Restricciones a los Convenios de *Leasing* con modalidad *Sale and Lease-Back*: las emisoras *no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren, ningún* Convenio de *Leasing* con modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que: (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; iii) las Emisoras o cualquier Sociedad Controlada no puedan incurrir en deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción, en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con modalidad *Sale and Lease-Back*, sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables; iv) el producido de dicho convenio sea al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de *cada una de las Emisoras*), y las Emisoras *destinen un monto equivalente al que resulte* mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de): (A) la amortización (fuera de la amortización obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas, o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada), que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o v) dicho convenio se celebre dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01658

NOTA 12: (continuación)

d) Fusión, absorción o venta de activos: ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá, o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción, o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora sea la persona sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones: no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convirtiera en un Caso de Incumplimiento, (ii) la persona sucesora sea una sociedad que asumiera en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora hubiera entregado al Fiduciario la documentación correspondiente y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta , *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento de cualesquiera de tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la persona sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y en el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidades como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Con fecha 16 de octubre de 2001, Camuzzi Gas del Sur S.A. decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables establecido por la Sociedad y Camuzzi Gas Pampeana S.A., desde un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, con expresa ratificación de los restantes términos y condiciones de dicho programa y prórroga del plazo de vencimiento del mismo por un plazo de cinco años a partir de su fecha de vencimiento original.

El 24 de octubre de 2001 la Gerencia de la Sociedad otorgó un mandato a The Boston Investment Group S.A. y BBVA Banco Francés S.A. con el objeto de que estructuren un préstamo sindicado por el total de U$S 130.000.000.
En este contexto, en la medida que se logre conformar el capital restante del préstamo, cada una de las instituciones mencionadas se comprometió a aportar U$S 35.000.000.
Esta transacción puede ser estructurada bajo la forma de obligaciones negociables.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01659

NOTA 13: INCORPORACION DE OBRAS SOLVENTADAS POR TERCEROS

Las obras solventadas por terceros incorporadas durante los períodos finalizados el 30 de septiembre de 2001 y 2000 fueron las siguientes:

	30.09.01 $	30.09.00 $
• Con contraprestación	1.800.571	1.032.606

Con fecha 8 de febrero de 1996 el ENARGAS emitió la Resolución N° 269/96 estableciendo que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiera.

Mediante la Resolución del ENARGAS N° 389 del 23 de octubre de 1996, la Autoridad Regulatoria estableció los montos a reconocer a los usuarios antes mencionados, conforme al valor del negocio determinado por dicho organismo.

Tal como se previó en esta última Resolución, en lo que respecta a las redes transferidas a título no oneroso la Sociedad registró durante el ejercicio 1996 un pasivo por el monto estimado de la contraprestación a otorgar en m3 de gas, con débito a la reserva constituida en ejercicios anteriores a tal efecto. En el caso de los proyectos en los que la Licenciataria hubiera otorgado una contraprestación diferente a la establecida por la Autoridad Regulatoria, se reconoció el pasivo correspondiente a la diferencia entre ambos valores. Ambos pasivos fueron valuados a las tarifas vigentes.

Asimismo, con fecha 3 de febrero de 1997, la Autoridad Regulatoria mediante la Resolución N° 422 estableció la contraprestación que las Licenciatarias de distribución de gas por redes, debían reconocer a los usuarios que financiaran las obras de extensiones de redes, y que surgía del valor de negocio determinado por el ENARGAS. Esta resolución fue aplicable únicamente para los emprendimientos transferidos a las Licenciatarias durante el año 1996.

Con respecto a los emprendimientos financiados por futuros usuarios iniciados y transferidos al patrimonio de las licenciatarias durante el ejercicio 1997, la Autoridad Regulatoria mediante la Resolución N° 587, de fecha 16 de marzo de 1998, determinó la contraprestación a otorgar a los usuarios, conforme a las pautas metodológicas allí contenidas.

A la fecha la Sociedad está siguiendo los pasos necesarios para la instrumentación de la devolución de los metros cúbicos sugeridos por el ENARGAS, oportunamente.

Con posterioridad, el ENARGAS, mediante Nota N° 4688 de fecha 30 de diciembre de 1997, ha modificado el criterio establecido anteriormente por sus Resoluciones N° 389/96 y 422/96, y Nota 1877/96, respecto de la obligación de otorgar, por parte de las Licenciatarias del Servicio de Distribución, bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01660

NOTA 13: (continuación)

Esta modificación consiste, básicamente, en reemplazar el requisito de presentación por parte de dichos usuarios de la documentación probatoria de su aporte, contenido en las mencionadas resoluciones, por la suscripción de una declaración jurada al respecto.

La referida nota del ENARGAS ha sido recurrida por la Sociedad por entender que la misma afecta sus legítimos derechos. No obstante, la Sociedad realizó un relevamiento preliminar a efectos de determinar cual sería el monto a bonificar de cumplir con lo establecido en dicha nota. Durante el año 1999 y como resultado de dicho trabajo se determinó que, el incremento del pasivo por este concepto ascendería como máximo a $ 7,6 millones. Este monto fue reconocido en los Estados Contables con débito a la reserva facultativa.

Durante el ejercicio 2000 se efectuó un relevamiento definitivo, concluyéndose que el monto máximo a bonificar por las redes originalmente transferidas sin contraprestación ascendía a $ 7,1 millones, considerando que todos los usuarios existentes y los potenciales a incorporar a los activos transferidos a título gratuito, tuviesen derecho a las bonificaciones establecidas en las Resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los Estados Contables del ejercicio 2000 incrementando la Reserva Facultativa.

Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de las bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y de su valor de negocio, aumentando o disminuyendo el valor del pasivo según corresponda.

Respecto a las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida que se vaya acordando con los usuarios el monto a contraprestar.

NOTA 14: ASUNTOS LEGALES Y FISCALES

a. Impuesto a las ganancias

a.1. Transferencia de Redes

Ante la determinación de oficio efectuada por la Administración Federal de Ingresos Públicos por $ 11,1 millones en concepto de mayor impuesto y $ 22,7 millones en concepto de intereses y multa, objetando el tratamiento impositivo brindado por la Sociedad a las redes que le fueron transferidas oportunamente sin contraprestación alguna durante los ejercicios 1993 a 1995, ésta ha interpuesto Recurso de Apelación por ante el Tribunal Fiscal de la Nación. Habiendo dado cumplimiento a la presentación del escrito de ofrecimiento de pruebas, así como la respuesta a una impugnación presentada por el Fisco, el Tribunal requirió a los peritos una lista de portantes de redes y la Sociedad ha solicitado una ampliación del número de los mismos. El 3 de julio de 2001 la Sociedad solicitó se suspenda el plazo de los peritos hasta tanto se resuelva el escrito por el cual se solicitó la referida ampliación.

NOTA 14: (continuación)

Posteriormente el Tribunal Fiscal de la Nación decidió someter a decisión del Tribunal Plenario la posible acumulación de las causas que Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. mantienen contra la A.F.I.P. con motivo de la transferencia de redes, por economía procesal. El 8 de agosto de 2001 se elevaron los autos al Tribunal en Pleno. A la fecha de los presentes Estados Contables, la Sociedad se encuentra aguardando el pronunciamiento de dicho Tribunal.

a.2. Deudores Incobrables

La Sociedad ha presentado Recurso de Apelación ante el Tribunal Fiscal de la Nación, recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 por $ 0,1 millones en concepto de mayor impuesto y $ 0,2 millones correspondientes a intereses y multas. Se dio traslado al Fisco Nacional, con plazo hasta el 20 de diciembre de 2000. La A.F.I.P. no contestó el Recurso a la fecha del vencimiento. Con fecha 5 de marzo de 2001 se emplazó a la Administración Federal de Ingresos Públicos a contestar el recurso, hecho que concretó el 28 de marzo de 2001. La causa está abierta a prueba, en tanto el plazo para la presentación de la prueba pericial ha sido prorrogado hasta el 4 de octubre de 2001.

Con fecha 27 de septiembre de 2001, la A.F.I.P. ha conferido vista de las actuaciones administrativas y de los cargos formulados, con relación a la deducción impositiva practicada en concepto de deudores incobrables correspondiente a los períodos 1996, 1997 y 1998. El impuesto reclamado asciende a $ 0,5 millones (sin incluir intereses y multas). La Sociedad se encuentra preparando el correspondiente descargo.

En opinión de la Sociedad y sus asesores legales, no se considera probable una resolución desfavorable respecto de estos reclamos.

b. Impuesto sobre los Ingresos Brutos

La Sociedad ha recibido distintos reclamos por parte de algunos Fiscos Provinciales que, en general, reclaman la gravabilidad de los ingresos por subsidios en el Impuesto sobre los Ingresos Brutos.

En opinión de la Sociedad y sus asesores legales los reclamos que se informan seguidamente, no tienen fundamento dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, estas razones valederas deben ser ventiladas en un juicio ordinario con la intención final de obtener un pronunciamiento de la Corte Suprema de Justicia de la Nación, procedimiento éste que supone largos plazos procesales. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Camuzzi Gas del Sur S.A. ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo, y en función de ello constituyó una provisión que asciende a $ 11,4 millones para atender las futuras erogaciones, la que se encuentra expuesta en el rubro "Resultados Extraordinarios".

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

b.1. A la fecha de los presentes Estados Contables la Sociedad se acogió a los regímenes de moratoria vigentes y ha efectuado pagos bajo formal protesto en las Provincias de Río Negro, Neuquén, Chubut y Santa Cruz, haciendo en todos los casos expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. A partir de abril de 2001, la Sociedad ingresa mensualmente, bajo formal protesto, el impuesto sobre los subsidios en todas las jurisdicciones.
Los montos pagados fueron los siguientes:

a) Río Negro: Acogimiento a moratoria por $ 3.0 millones en concepto de impuesto, intereses y costas judiciales, correspondiente a los períodos marzo de 1996 a diciembre de 1998. El acogimiento implicó la condonación del 75% de los intereses adeudados, del 100% de las multas impuestas y del 65% de los honorarios judiciales.

b) Chubut: Acogimiento a moratoria por $ 2,8 millones en concepto de impuesto, correspondiente a los períodos abril de 1993 a junio de 1998. El acogimiento implicó la condonación total de los intereses adeudados y las multas impuestas.

A instancias de la Dirección General de Rentas, la Sociedad ha regularizado, dentro del marco de la moratoria, el pago por el período julio 1998 a mayo 2000, que equivale a $ 0,9 millones en concepto de impuesto, con condonación total de intereses y multas y abonó, bajo protesto, el impuesto correspondiente al período junio 2000 a marzo de 2001, el cual ascendió a $ 0,6 millones, con más los intereses hasta la fecha de su efectivo pago. La Dirección General de Rentas, por su parte, ha desestimado la pretensión provincial por el impuesto de $ 0,3 millones, por el resultado producto de la transferencia a título gratuito de redes de distribución.

c) Neuquén: Acogimiento a moratoria por $ 1.3 millones en concepto de impuesto, correspondiente a los períodos enero de 1993 a junio de 1998. El acogimiento implicó una reducción del 15% del impuesto adeudado y la condonación total de intereses y multas. Además la Sociedad procedió a efectuar pagos bajo protesto por $ 0.7 millones en concepto de impuesto e intereses, correspondiente a los períodos julio de 1998 a marzo de 2001.

d) Santa Cruz: Acogimiento a moratoria por $ 1.7 millones en concepto de impuesto y del 50% de los intereses adeudados. La Sociedad procedió además a efectuar pagos bajo protesto por $ 0.8 millones en concepto de impuesto e intereses correspondiente a los períodos julio de 1998 a marzo de 2001.

A la fecha de los presentes Estados Contables se encuentran pendientes de pago:

a) Río Negro: Pago bajo protesto por el período enero de 1999 a marzo de 2001, $ 1.0 millones con más los intereses a la fecha de efectivo pago. La Sociedad ha entablado tratativas a fin de compensar dichos montos con deudas que la Provincia mantiene con Camuzzi Gas del Sur S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

b) Tierra del Fuego: Pago bajo protesto por el período julio de 1996 a marzo de 2001, $ 0,8 millones con más los intereses a la fecha de efectivo pago. La Sociedad mantiene conversaciones con la Provincia sobre temas comerciales pendientes.

La Sociedad ha iniciado trámites solicitando el traslado a tarifa ante el ENARGAS por los pagos efectuados del impuesto sobre los ingresos brutos sobre subsidios en las provincias de Neuquén, Río Negro y Santa Cruz.

A la fecha de los presentes Estados Contables la Secretaría de Hacienda de la Nación no se ha expedido respecto del requerimiento formulado por el ENARGAS solicitando una urgente definición respecto de la consideración en la base imponible de ingresos brutos de los subsidios.

b.2. Provincia de Tierra del Fuego: A la fecha de los presentes Estados Contables no se encuentra resuelto el Recurso Extraordinario interpuesto por la Sociedad, ante el rechazo del trámite judicial iniciado mediante la interposición de la demanda contencioso administrativa por un total de $ 0,9 millones, de los cuales $ 0,6 millones corresponden a impuesto sobre los Ingresos Brutos y $ 0,3 millones a intereses, originado en reclamos del impuesto sobre subsidios por el período enero 1993 a junio 1996. La Sociedad debió abonar los montos reclamados, y como consecuencia del pago practicó el pedido de repetición correspondiente.

Con fecha 22 de agosto de 2001, se notificó el rechazo *in límine* del descargo presentado oportunamente ante la imposición de una multa de $ 0,5 millones por el no pago del impuesto a los ingresos brutos sobre subsidios por el período enero 1993 a junio 1996. La Sociedad se encuentra preparando la interposición de la correspondiente acción judicial.

b.3. Provincia de Buenos Aires: La Sociedad ha concluido el pago de las cuotas correspondientes al Régimen de Consolidación de Deudas conforme a lo dictado por la Ley Provincial N° 11.808 (B.O. 10/07/96), a efectos de regularizar el pago del Impuesto sobre los Ingresos Brutos correspondiente a los períodos diciembre de 1995 a junio de 1996, debido al cambio de criterio tributario por parte de la Provincia de Buenos Aires, en cuanto a que corresponde liquidar el impuesto sobre el total de la venta y no sobre el margen de distribución.

El ENARGAS, por medio de la Resolución N° 544 de fecha 17 de noviembre de 1997 y de conformidad con el marco regulatorio de la actividad, autorizó trasladar a tarifas, el efecto producido por el cambio normativo en la liquidación del impuesto, estableciendo la metodología correspondiente en nota N° 108 del 12 de enero de 1998.

Al 30 de septiembre de 2001 el crédito a recuperar asciende a $ 73.479 y ha sido expuesto dentro del rubro "Otros Créditos Corrientes" por el importe de $ 26.432 y en "Otros Créditos no Corrientes" por el importe de $ 47.047.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01664

NOTA 14: (continuación)

c. Tasas Municipales

La Licencia de Distribución otorga a la Licenciataria la gratuidad para el uso del subsuelo y establece que en el caso que las Municipalidades impongan esa tasa y su vigencia quede confirmada judicialmente, se autoriza a la Licenciataria su traslado a los usuarios a través de un incremento de tarifa.

La Sociedad ha recibido varias intimaciones de pago de tasas por ocupación de espacio público, entre las más significativas se encuentran:

Municipalidad de Viedma - Provincia de Río Negro

Ante el inicio de un juicio de apremio, por los períodos 1993 y 1994 por $ 246.000 en concepto de capital, y $ 36.700 presupuestados para responder a intereses y costas, la Sociedad, luego de varias actuaciones, actualmente tiene interpuesto un Recurso de Queja ante la Corte Suprema de Justicia de la Nación, que revocó la sentencia del Tribunal Superior de Río Negro. Posteriormente, ante el fallo del Superior Tribunal de la Provincia dictaminando la competencia federal, el Juzgado Federal de Primera Instancia se declaró competente para entender en la causa, ordenando la notificación a las partes y considerando válido el proceso hasta la contestación del traslado de excepciones. Ante la sentencia que rechaza la excepción de inhabilidad de título opuesta por nuestra parte, la Sociedad procedió a apelar la misma, la que fue resuelta favorablemente para la empresa. La Municipalidad interpuso Recurso Extraordinario, el que ha sido contestado por nuestra parte en el mes de Junio de 2001.

Con fecha 6 de julio de 2001 la Sociedad fue notificada respecto de la resolución, por la cual el Tribunal rechazó el Recurso Extraordinario interpuesto por la Municipalidad. Posteriormente el Municipio interpuso Recurso de Queja por Recurso Extraordinario denegado por ante la Corte Suprema de Justicia de la Nación, el cual se encuentra pendiente de resolución.

Se efectuaron depósitos judiciales por $ 263.352, con más la suma de $ 62.720 para responder a intereses y costas, y posteriormente por la suma de $ 128.654 en concepto de honorarios, de los cuales la Sociedad ha recuperado la suma de $ 139.131 y $ 16.387. No obstante ello, la Sociedad mantiene una previsión por $ 362.672, la cual se incluye dentro del rubro Previsiones.

Adicionalmente, la Municipalidad interpuso una demanda ejecutiva por $ 148.148 en concepto de capital y $ 35.359, presupuestados para responder a intereses y costas, correspondiente al período 1995. La Sociedad depositó judicialmente la suma de $ 176.731.

Dictada la sentencia desfavorable a los intereses de la Sociedad ante el Recurso de Apelación presentado, se interpuso Recurso de Casación, al que el Superior Tribunal de Justicia de la Provincia declaró admisible sólo respecto de la excepción de incompetencia.

La Corte Suprema de Justicia de la Nación se expidió sobre la excepción de incompetencia, opuesta oportunamente por la Sociedad, declarando competente al Juzgado Federal de Primera Instancia. Dicho juzgado consideró válido el proceso hasta la contestación del traslado de las excepciones. Posteriormente el Juzgado rechazó la excepción de inhabilidad de título, interponiendo nuestra parte la apelación respectiva, la cual resultó favorable a la Sociedad.

NOTA 14: (continuación)

Con fecha 9 de abril de 2001, la Sociedad ha sido notificada de que la Cámara Federal de Apelaciones de General Roca ha revocado la sentencia de Primera Instancia haciendo lugar a los argumentos de la Compañía. La Cámara concluyó expresando que "...no corresponde la determinación de deuda por el uso del subsuelo dentro del ejido municipal, ya que ello se opone a la disposición federal citada" (título VI, Régimen de Ocupación del Dominio Público art. 6.1 ocupación del Dominio Público). El Municipio interpuso Recurso Extraordinario el que fue contestado por nuestra parte en tiempo y forma. Ante la notificación del rechazo del Recurso Extraordinario interpuesto por el Municipio, el mismo interpuso Recurso de Queja por Recurso Extraordinario denegado ante la Corte Suprema de Justicia de la Nación, el cual a la fecha de los presentes Estados Contables se encuentra pendiente de resolución.

La Sociedad mantiene una previsión de $ 137.630, que se incluye dentro del rubro Previsiones.

Municipalidad de Neuquén – Provincia del Neuquén

Ante el rechazo del Recurso de Casación interpuesto por la Sociedad, luego de haber cumplimentado varios pasos procesales, la Municipalidad trabó embargo por un monto de $ 160.746, por un reclamo original de $ 66.524 en concepto de capital y $ 33.260 presupuestado para responder a intereses y costas, correspondiente al período 1993.

Con posterioridad la Municipalidad presentó una nueva planilla de liquidación de la deuda por $ 150.746 que incluye el capital con más los intereses y costas. El letrado de la actora continúa los trámites tendientes a la cobranza judicial de la deuda. Habiendo verificado que no existe saldo disponible a favor de la Sociedad, como resultado de las diferencias entre el monto embargado y el que surge de la liquidación presentada por la actora, la Sociedad procedió a aplicar contablemente el embargo trabado por el Municipio contra la previsión que ésta mantenía, la cual ascendía a $ 167.242.

Con relación a un reclamo posterior por el período abril de 1996 a mayo de 1997 por $ 97.421 en concepto de capital, el Municipio ha decidido suspender el trámite hasta tanto el Superior Tribunal de Justicia de la Provincia resuelva el juicio que por tasa por ocupación del dominio público tiene la Sociedad con dicho Municipio.

Municipalidad de Comodoro Rivadavia, Provincia de Chubut: El Municipio ha realizado un reclamo por la omisión de pago de la tasa por ocupación del dominio público, correspondiente al período comprendido entre el primer semestre de 1996 hasta el primer semestre de 2000, por un monto de $ 643.221.

La Sociedad ha presentado el descargo correspondiente y actualmente se encuentra a la espera de una resolución por parte del Municipio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

Municipalidad de Zapala, Provincia del Neuquén: el reclamo asciende a $ 816.073 en concepto de capital correspondiente a los períodos 1993, 1994, 1995 y enero a noviembre de 1996. La Sociedad ha presentado un Recurso de Reconsideración con relación al mencionado reclamo.

Con fecha 17 de mayo de 2000 el Municipio ha notificado un nuevo reclamo por el mismo concepto correspondiente al período noviembre de 1993 a mayo de 2000 por un monto total de $ 1.525.720, el cual incluye el monto comprendido en los períodos que fueran objeto del reclamo efectuado originalmente.

Ante el nuevo reclamo, la Sociedad ha presentado el correspondiente descargo, solicitando adicionalmente una resolución respecto al reclamo original, encontrándose actualmente a la espera de una resolución por parte del Municipio.

Municipalidad de Villa Regina, Provincia de Río Negro: el reclamo asciende a $ 1.939.343 sin incluir accesorios y multas. La Sociedad ha presentado el correspondiente descargo administrativo, encontrándose a la espera de la resolución que adopte el Municipio.

Municipalidad de Cutral-Có - Provincia del Neuquén

Con fecha 22 de septiembre de 2000, la Sociedad fue notificada de la sentencia dictada por la Corte Suprema de Justicia de la Nación, en virtud de la cual declara formalmente el Recurso Extraordinario interpuesto por la misma y revoca la sentencia apelada declarando la nulidad de las actuaciones cumplidas por ante la Justicia Provincial, en la medida que se opongan a la competencia de la Justicia Federal, con asiento en la ciudad de Zapala. Actualmente el expediente se encuentra en el Superior Tribunal de Justicia. Todo ello con motivo de un reclamo por el pago de $ 133.992 en concepto de capital y $ 8.600 presupuestados para responder a intereses y costas correspondiente al período enero de 1993 a octubre de 1996 inclusive. La Municipalidad trabó embargo por un monto de $ 10.664. La Sociedad mantiene una previsión de $ 71.296, que se incluye dentro del rubro Previsiones.

Adicionalmente, por el período noviembre de 1996 a noviembre de 1999 inclusive, el Municipio efectuó otro reclamo por $ 144.300 en concepto de capital y $ 41.000 en concepto de intereses y costas. El Municipio interpuso formal demanda de apremio y trabó embargo por $ 185.300. La Sociedad ha contestado la demanda oponiendo excepciones al progreso de la acción. Se dictó sentencia desfavorable para nuestra parte y se interpuso Recurso de Apelación, el que se encuentra pendiente de resolución.

Posteriormente el Municipio desistió de la acción contra Camuzzi Gas del Sur S.A. El juez ha ordenado se proceda a la devolución de la suma embargada, la cual se estima sería puesta a disposición durante el mes de octubre de 2001. La Sociedad ha procedido a recuperar contablemente la previsión de $ 92.650 que mantenía por este concepto.

En opinión de la Sociedad, exceptuando los litigios mantenidos con las Municipalidades de Viedma, Cutral-Có y Neuquén, los cuales fueron previsionados, no se considera probable una resolución desfavorable respecto a los reclamos mencionados.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

d. Impuesto de Sellos

Con respecto a este impuesto, la situación es la siguiente:

d.1. Provincia de Río Negro:

d.1.1. Con relación al reclamo en concepto de impuesto de sellos por ofertas irrevocables de transporte de gas natural celebrados con la Sociedad con posterioridad a la toma de posesión, Transportadora Gas del Sur S.A. ha notificado del rechazo del Recurso de Reconsideración que presentara oportunamente y la presentación de un Recurso Administrativo de Alzada.

Con fecha 6 de Abril de 2001 la transportista ha comunicado a la Sociedad que la D.G.R. le ha rechazado el recurso interpuesto, concluyendo de esta manera la etapa administrativa prevista en la normativa fiscal, quedando de esta forma la D.G.R. habilitada para la vía de apremio.

Asimismo T.G.S. S.A. ha comunicado que a fin de poder discutir la cuestión en sede judicial, deberá indefectiblemente depositar el monto total de la pretensión fiscal.

A la fecha de los presentes Estados Contables, la Sociedad no ha sido notificada por la Dirección Provincial de Rentas de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 7,8 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 2,6 millones corresponden a impuesto y $ 5,2 millones a multas.

Adicionalmente, Transportadora Gas del Sur S.A. ha notificado a la Sociedad del rechazo del Recurso de Reconsideración oportunamente presentado ante un reclamo de pago del impuesto por contratos transferidos por Gas del Estado, donde el Estado Nacional se configura como único responsable, ~~y la resolución~~ desfavorable, respecto del Recurso Administrativo de Alzada presentado. A la fecha de los presentes Estados Contables la Sociedad no ha sido notificada de este reclamo. Ante la eventualidad que Transportadora Gas del Sur S.A. se viera obligada a abonar la totalidad del monto reclamado, podría repetir contra la Sociedad $ 0,3 millones, monto que no incluye los intereses a la fecha del efectivo pago, de los cuales $ 0,15 millones corresponden a impuesto y $ 0,15 millones a multa; montos que la Sociedad en el eventual caso de verse obligada a abonarlos, reclamaría al Estado Nacional.

Transportadora de Gas del Sur S.A. ha iniciado una acción declarativa ante la Corte Suprema de Justicia de la Nación tendiente a que declare la inconstitucionalidad del reclamo. La Corte hizo lugar a la medida cautelar solicitada por la empresa mencionada, consistente en ordenarle a la Provincia no innovar hasta tanto la Corte resuelva el tema de fondo.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01668

NOTA 14: (continuación)

d.1.2. Asimismo, la D.G.R. ha reclamado el ingreso del impuesto sobre ofertas irrevocables de venta de gas a clientes. Con fecha 9 de febrero de 2001, la Sociedad presentó Recursos Administrativos de Apelación ante la notificación del rechazo de los Recursos de Reconsideración interpuestos oportunamente. El monto total reclamado asciende a $ 0,6 millones, correspondientes a $ 0,2 millones en concepto de impuesto y $ 0,4 millones en concepto de intereses y multas (50% a cargo de la Sociedad). A la fecha de los presentes Estados Contables la Sociedad no ha recibido repuestas a los recursos interpuestos.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que fueron instrumentadas las operaciones, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

d.2. Provincia de Tierra del Fuego:

La Sociedad ha contestado la vista previa, presentada por la Dirección de Rentas de la Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, reclamando el sellado de los distintos instrumentos originados en la privatización de la distribución de gas natural en el marco de la Ley 24.076 y que en su conjunto conforman las medidas jurídicas destinadas a privatizar la actividad, por un monto de $ 0,14 millones, monto que no incluye intereses ni accesorios. Actualmente la Sociedad se encuentra a la espera de una resolución.

d.3. Provincia del Neuquén:

d.3.1. La Dirección de Rentas del Neuquén corrió vista definitiva por la liquidación realizada sobre ofertas irrevocables de compra de gas, emitidas conjuntamente con Camuzzi Gas Pampeana S.A., y ordenes de compra a proveedores por la suma total del impuesto que asciende a $ 10,3 millones (50% a cargo de las Sociedades). Camuzzi Gas del Sur S.A. procedió a contestar la vista que hasta el momento no ha sido resuelta.

Al 30 de septiembre de 2001 la Sociedad mantiene contabilizada una previsión de $ 0,6 millones por este concepto.

d.3.2. La Dirección de Rentas de la Provincia determinó el ingreso del Impuesto de Sellos sobre la transferencia de activos afectados al servicio, como consecuencia del proceso de privatización de Gas del Estado S.E.. El monto total determinado asciende a $ 1,8 millones, conformado de la siguiente manera: $ 0,5 millones equivalentes al 100% del impuesto, $ 0,4 millones en concepto de intereses y $ 0,9 millones en concepto de multa. El reclamo fue formulado a Gas del Estado S.E. y a la Sociedad en forma conjunta. La empresa ha realizado el correspondiente descargo no habiendo sido resuelto hasta la fecha.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

d.3.3. Con fecha 3 de abril de 2001 la Dirección General de Rentas notificó la re-liquidación del impuesto por igual importe, que oportunamente determinara, respecto del Impuesto a los Sellos por la suma de $ 0,7 millones correspondiente al 100 % del impuesto y $ 2,1 millones en concepto de multa, derivado de los contratos de transporte de gas suscriptos con Transportadora de Gas del Sur S.A. antes de la fecha de toma de posesión y cuando Gas del Estado S.E. era el único accionista de la Sociedad.

La Sociedad ha notificado a la Dirección Nacional de Normalización Patrimonial, al Coordinador de Entes Liquidadores y a Gas del Estado S.E. que, de acuerdo a lo establecido en el Contrato de Transferencia, todos los impuestos de sellos nacionales, provinciales o municipales que recaigan sobre contratos relacionados con el mismo, deben ser soportados por Gas del estado S.E. o el Estado Nacional.

La Sociedad interpuso Recurso de Reconsideración contra la determinación del Fisco, encontrándose actualmente a la espera de una resolución.

En opinión de la Sociedad y de sus asesores legales, no se considera probable una resolución desfavorable respecto de los reclamos mencionados.

d.4. Provincia de Santa Cruz:

Con fecha 29 de diciembre de 1999 la Dirección General de Rentas de la Provincia de Santa Cruz confirió vista de las actuaciones administrativas a través de las cuales ha determinado una deuda por Impuesto a los Sellos, por ofertas irrevocables de compra/venta de gas firmadas por la Sociedad y Camuzzi Gas Pampeana S.A. El reclamo efectuado a la Sociedad asciende a $ 7,5 millones correspondiente al 100 % del impuesto (50% a cargo de la Sociedad) . Asimismo la Dirección General de Rentas efectuó un reclamo en forma conjunta a la Sociedad y a Camuzzi Gas Pampeana S.A. de $ 1,5 millones, importe que equivale al 100 % del impuesto (50% a cargo de las Sociedades).

La Sociedad, conjuntamente con Camuzzi Gas Pampeana S.A., presentó descargos a las vistas recibidas, que a la fecha de los presentes Estados Contables no han sido aún contestadas.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 14: (continuación)

Asimismo, la Sociedad ha contestado el corrimiento de vista de las actuaciones administrativas sin determinación de deuda, por las cuales la Subsecretaría de Recursos Tributarios otorgó un plazo para que la Sociedad exteriorice el pago del gravamen correspondiente a las ofertas irrevocables de transporte de gas natural o formule su descargo y ofrezcan todas las pruebas que hagan a su derecho. A la fecha de los presentes Estados Contables la Sociedad no ha recibido respuesta a los argumentos planteados en el descargo a la vista. Cabe señalar que Transportadora de Gas del Sur S.A. ha sido a su vez notificada de la determinación de deuda por igual concepto, hecho que oportunamente nos comunicara. Ante la eventualidad que Transportadora de Gas del Sur S.A. se viera obligada a abonar el importe reclamado, podría repetir contra la Sociedad $ 0,9 millones en concepto de impuesto, monto que no incluye los intereses a la fecha del efectivo pago.

En opinión de la Sociedad y sus asesores legales, en función de la forma en que los contratos fueron instrumentados, existen sustanciales defensas a oponer en sede judicial, y por lo tanto no se considera probable una resolución desfavorable respecto del mencionado reclamo.

e. Aspectos Regulatorios

Con fecha 24 de marzo de 1998, el ENARGAS, mediante la Resolución N° 588/98 intimó a Camuzzi Gas del Sur S.A. a devolver a los usuarios aproximadamente $ 4,5 millones en concepto de "apartamiento de la calidad de gas prescripta por la Licencia y la Resolución N° 113/94, en los términos del Capítulo X de la Licencia", por el plazo comprendido entre Enero de 1996 y Marzo de 1997. Dicha Resolución fue recurrida por la Sociedad ante la Secretaría de Energía cuestionando el plazo y los procedimientos aplicados por la Autoridad Regulatoria para la determinación del monto.

Asimismo con fecha 7 de enero de 1999, la Secretaría de Energía emitió un pronunciamiento técnico preliminar, en el que interpreta que lo exigido por el ENARGAS debe aplicarse por el período comprendido entre Septiembre de 1996 y Marzo de 1997. A la fecha de los presentes Estados Contables, aún está pendiente de emisión la Resolución definitiva por parte de dicho organismo.

El 10 de junio de 1998 el ENARGAS sancionó a Camuzzi Gas del Sur S.A., a raíz de la deficiente calidad de gas entregada a los usuarios de la localidad de Zapala, ordenando se les reintegrara las sumas erróneamente percibidas a causa de ello (Resolución N° 629/98). La resolución fue apelada ante el Ministerio de Economía de la Nación, el cual mediante Resolución N° 653/00 desestimó el Recurso de Alzada interpuesto por Camuzzi Gas del Sur S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 14: (continuación)

Con fecha 21 de junio de 2001, el ENARGAS emitió la Nota ENRG GD/GDyE/GAL/D/N° 2671 por la cual determinó el monto total a reintegrar a los usuarios de la localidad de Zapala y a la Provincia de Neuquén, según lo dispuesto por resolución ENARGAS N° 629/98 y Resolución N° 653/2000 del Ministerio de Economía.

A la fecha de los presentes Estados Contables la Sociedad ha devuelto a los usuarios aproximadamente $ 1,3 millones.

La Sociedad mantiene constituida una previsión de $ 2,8 millones para hacer frente a los reclamos mencionados.

En opinión de la Sociedad se considera que el monto previsionado es suficiente para hacer frente a estos reclamos.

f. Otros

Con fecha 8 de agosto de 1998 el Ministerio de Economía, Obras y Servicios Públicos ha interpuesto una demanda por $ 0,7 millones correspondiente a diferencias por recaudaciones de cobranzas relativas a facturas vencidas, cuya gestión de cobro fuera encargada a Camuzzi Gas del Sur S.A., por cuenta de Gas del Estado S.E., de acuerdo a lo establecido en el Anexo XXI del Contrato de Transferencia de Acciones.

Posteriormente la parte actora apeló la caducidad de instancia decretada por el Juez de la causa. El fallo de la Cámara de Apelaciones confirmó la caducidad, dando por finalizado el proceso mencionado.

Con fecha 6 de junio de 2001 fue interpuesta nuevamente formal demanda contra la Sociedad, la cual procedió a efectuar su correspondiente descargo. Actualmente la causa se encuentra en etapa de prueba.

La Sociedad ha constituido una previsión para hacer frente al reclamo por $ 0,2 millones, a la fecha de los presentes Estados Contables.

NOTA 15: **REVISIÓN QUINQUENAL DE TARIFAS**

Con fecha 30 de junio de 1997 el Ente Nacional Regulador del Gas, mediante la Resolución N° 467, aprobó la revisión quinquenal de tarifas, fijando los nuevos valores para los factores K y X por subzona tarifaria, que regirán durante el quinquenio 1998-2002.

Dentro del esquema tarifario establecido, se ha previsto la incorporación de estos dos factores (Factor K de Inversión y Factor X de Eficiencia), los que afectarán sumando y restando respectivamente del margen de distribución y, por ende, en la tarifa final para el próximo quinquenio.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

NOTA 15: (continuación)

Durante el año 1997 Camuzzi Gas del Sur S.A. ha efectuado sus presentaciones de proyectos de inversión para la definición del factor K los que una vez analizados por el ENARGAS fueron aprobados a fines de octubre de 1997 para las subzonas Buenos Aires Sur, Tierra del Fuego y Santa Cruz. Asimismo, y dado las particularidades de la zona, se ha definido la creación de la subzona Cordillerana con un factor K asociado a obras de refuerzo en el respectivo gasoducto.

Paralelamente el ENARGAS definió un factor de eficiencia (X) de 4,6% para Camuzzi Gas del Sur S.A. a partir del 1° de enero de 1998, a través del cual se contemplan las mejoras que en tal sentido logrará durante el próximo quinquenio, manteniendo de esta manera rentabilidad justa y razonable establecida en la ley de gas.

NOTA 16: **PRODUCER PRICE INDEX**

Las Licenciatarias del Servicio de Transporte y Distribución de Gas Natural por redes, firmaron un acuerdo con el ENARGAS, prorrogando en forma excepcional y por única vez el ajuste por PPI (Producer Price Index) previsto como ajuste tarifario en el artículo 41 de la Ley 24.076, el artículo 41 del Decreto N° 1738/92 y el punto 9.4.1.1 de las Reglas Básicas de las Licencias.

Con fecha 17 de julio de 2000 la Sociedad firmó un nuevo acuerdo con el Estado Nacional por medio del cual se resolvió:

- La metodología de traslado a tarifa de la deuda devengada por las diferencias del período enero – junio de 2000 (por el incremento de PPI del 3,78 % que correspondía aplicar durante dicho período) consolidada al 30 de junio de 2000, con los correspondientes intereses, que se recuperará: a) el 30 % de dicha deuda entre el 1° de julio de 2000 y el 30 de abril de 2001. b) el 70 % de la misma entre el 1° de octubre de 2000 y el 30 de abril de 2001.

- La constitución de un Fondo Estabilizador del PPI a partir del 1° de julio de 2000 con las diferencias entre las tarifas aplicadas y la que debería haberse aplicado según el Marco Regulatorio desde julio de 2000.

Este acuerdo ha sido ratificado mediante el Decreto N° 669/00 del Poder Ejecutivo Nacional de fecha 17 de julio de 2000.

Con fecha 18 de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación en los autos "Defensor del Pueblo de la Nación c/ Estado Nacional –PEN- ME Dto. 1738/92 y otro s/ordinario" resolviendo suspender la aplicación del Decreto 669/00.

Con fecha 30 de agosto de 2000, el ENARGAS comunicó a la Sociedad mediante Nota N° 3480, que acatando la medida judicial, la tarifa a aplicar a partir del 1° de julio de 2000 debía contemplar el nivel tarifario anterior al decreto suspendido, es decir la tarifa aprobada para el mes de mayo de 2000, hasta tanto haya una resolución judicial definitiva.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Notas a los Estados Contables (Continuación)

NOTA 16: (continuación)

Con fecha 7 de septiembre de 2000, los accionistas de la Sociedad, pusieron en conocimiento del Juzgado en lo Contencioso Administrativo Federal N° 8, Secretaría 15, que en función de los procedimientos específicos de solución de controversias previstos en los artículos VII de Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por ley 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por ley N° 24.122 que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI) dependiente del Banco Mundial, (de rango supralegal, conforme el artículo 75 inc. 22 de la Constitución Nacional), la Sociedad se vió obligada a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, la Sociedad remitió una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos de América y la República Italiana y asimismo solicitó la revocación de la Nota N° 3480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto 669/00, solicitando por ende la aplicación de los cuadros tarifarios que oportunamente se remitieran a esa Autoridad de Aplicación el 16 de junio de 2000.

Con fecha 21 de Septiembre de 2000, el ENARGAS ha contestado la nota enviada por la Sociedad, manifestando:

- No compartir la opinión de la Sociedad en el sentido que la Nota N° 3480 "excede claramente el alcance de la medida judicial en cuestión que suspendió únicamente los efectos del Decreto N° 669/00".
- Que en su opinión surgen de los considerandos y la parte resolutiva del acto judicial en cuestión "grandes contrasentidos e incertidumbres respecto del alcance de la medida cautelar".
- No obstante se observa que la Juez expresa que el accionante "pide como medida cautelar que se ordene no aplicar aumentos de tarifas sobre los precios de transporte y distribución de gas en base a componentes indexatorios".
- En tanto la medida cautelar consistió en suspender la aplicación del Decreto 669/00 que refería al ajuste de tarifas por PPI, pese a la confusión e incertidumbre referida, resultaría improcedente aprobar los cuadros tarifarios presentados por la Sociedad durante el mes de junio de 2000, en tanto estos contenían el ajuste cuestionado.
- Que el ENARGAS apeló la medida cautelar para que la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal resuelva la cuestión.

En este contexto, los cuadros tarifarios con vigencia a partir del 1° de enero de 2001, fueron apelados por ante la Secretaría de Energía, con el fin de que se revea lo dispuesto en la Nota ENARGAS N° 3480 y se restablezca el método de ajuste de tarifas por aplicación del PPI.

Asimismo, el Procurador del Tesoro Nacional, en representación del ENARGAS y el Poder Ejecutivo Nacional sostuvo la legitimidad de la variación del PPI.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

01674

NOTA 16: (continuación)

Con fecha 5 de octubre de 2001, la Cámara Nacional en lo Contencioso Administrativo Federal N° 5, resolvió por mayoría, confirmar la sentencia dictada por el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, Secretaría 15, manteniéndose en consecuencia suspendida la aplicación del Decreto 669/00, y consecuentemente, en función de lo manifestado por el Ente Nacional Regulador del Gas en la Nota N° 3480, la aplicación del ajuste de las tarifas por PPI, según lo dispone el artículo 41 de la Ley N° 24.076 y los Decretos N° 1738/92 y N° 2255/92 ("Reglas Básicas de la Licencia" (RBL)).

Adicionalmente, de acuerdo a lo previsto en el numeral 9.8 de las RBL, en el que se contempla la inaplicabilidad al régimen de tarifas, de "Congelamientos, administraciones y/o controles de precios", la Compañía considera que si el ajuste no pudiera ser facturado, la efectiva distribución de gas a los clientes, continúa creando la obligación legal al Gobierno Nacional, de compensar a la Empresa por dicho ajuste.

Por los motivos antes mencionados, la Sociedad ha reconocido los respectivos ingresos netos en los presentes Estados Contables, reclasificando créditos y deudas en función de los plazos previstos en el Acta-Acuerdo refrendada por el Decreto N° 669 y se ha procedido a devengar:

- Un crédito corriente de $ 1.917.111 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Un crédito no corriente de $ 13.042.194 correspondiente al ajuste por PPI sobre las ventas del período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 498.872 en concepto de intereses.
- Una deuda corriente de $ 303.113 correspondiente al ajuste por PPI en la compra de gas y transporte del período comprendido entre el 1° de enero de 2000 y el 30 de junio de 2000.
- Una deuda no corriente de $ 1.853.361 correspondiente al ajuste por PPI en la compra de gas y transporte en el período comprendido entre 1° de julio de 2000 y el 30 de septiembre de 2001, que incluye $ 75.586 en concepto de intereses.

NOTA 17: **INVERSIONES NO CORRIENTES**

Con fecha 27 de agosto de 2001 la Sociedad adquirió el 100% de las acciones de CS Sur S.A.

NOTA 18: **HECHOS POSTERIORES AL CIERRE**

Con fecha 16 de octubre de 2001, la Asamblea General Ordinaria y Extraordinaria decidió ampliar el monto máximo en circulación del programa de co-emisión de obligaciones negociables (Ver Nota 12).

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Bienes de Uso

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	Depreciaciones: Acumuladas al comienzo del ejercicio $	Depreciaciones: Del período: (1) Monto $	Depreciaciones: Del período: Transferencias $	Depreciaciones: Del período: Bajas $	Depreciaciones: Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Terrenos	1.698.577	-	-	-	1.698.577	-	-	-	-	-	1.698.577	1.712.877
Inmuebles en Propiedad Horizontal	4.170.600	-	-	-	4.170.600	210.007	63.865	-	-	273.872	3.896.728	3.981.854
Edificios	6.779.341	910	1.599.615	-	8.379.866	2.172.948	190.623	-	-	2.363.571	6.016.295	4.960.415
Instalaciones	8.750.980	18.889	-	-	8.769.869	1.980.116	234.370	-	-	2.214.486	6.555.383	6.805.889
Gasoductos	78.448.572	-	-	-	78.448.572	23.602.660	1.368.397	-	-	24.971.057	53.477.515	53.005.803
Ramales Principales y Secundarios	35.523.366	-	-	-	35.523.366	6.947.561	690.800	-	-	7.638.361	27.885.027	28.592.500
Redes de Distribución	140.653.276	3.182.247	(362.962)	-	143.472.561	28.923.176	3.228.141	-	-	32.151.317	111.321.244	105.888.979
Maquinarias y Equipos	2.594.700	224.050	-	-	2.818.750	733.163	88.970	-	-	822.133	1.996.617	1.811.109
Estaciones Reductoras	12.378.879	-	99.098	-	12.477.977	1.631.480	286.171	-	-	1.917.651	10.560.326	8.222.034
Equipos para Proceso	9.208.487	-	(3.130.766)	-	6.077.721	2.420.378	190.245	(1.245.435)	-	1.365.188	4.712.533	6.281.711
Plantas Industriales	-	-	3.130.766	-	3.130.766	-	117.163	1.245.435	-	1.362.598	1.768.168	-
Rodados	4.269.076	44.636	17.158	(35.959)	4.294.911	3.129.325	204.720	-	(35.959)	3.298.086	996.825	1.313.992
Muebles y Útiles	994.277	68.552	-	-	1.062.829	348.183	48.918	-	-	397.101	665.728	632.442
Medidores para Gas	22.887.611	1.362	726.761	(538.203)	23.077.431	7.225.674	823.385	-	(239.865)	7.809.194	15.268.237	14.898.921
Cilindros para Gas	475.214	-	-	-	475.214	159.063	25.784	-	-	184.847	290.367	293.238
Obras en Curso	11.235.370	8.555.945	(1.541.526)	-	18.249.789	-	-	-	-	-	18.249.789	21.485.774
Equipos de Computación	1.745.185	135.232	-	-	1.880.417	1.180.069	193.381	-	-	1.373.450	506.967	815.783
Equipos de Comunicación	4.378.666	33.572	599.819	-	5.012.057	2.305.091	355.236	-	-	2.660.327	2.351.730	2.154.683
Materiales en Almacenes	1.560.429	1.546.061	(713.181)	(872.788)	1.520.521	-	-	-	-	-	1.520.521	2.019.475
Anticipos a Proveedores	1.241.070	310.738	(424.780)	-	1.127.028	-	-	-	-	-	1.127.028	1.120.108
TOTAL AL 30.09.01	348.993.598	14.122.196	-	(1.446.950)	361.668.844	82.968.894	8.110.169	-	(275.824)	90.803.239	270.865.605	-
TOTAL AL 30.09.00	333.239.879	13.812.550	-	(947.223)	348.105.208	72.539.370	7.806.951	-	(18.702)	80.327.619	-	285.777.587

(1) El destino contable de las depreciaciones del período se informa en el Anexo "H".
Las alícuotas de amortizaciones son variables en función de la vida útil restante asignada a los bienes recibidos al momento de la transferencia, para lo cual se ha tomado en cuenta las características de los mismos, estados de conservación y planes de renovación.

Inicialado a efectos de su identificación con nuestro Informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Activos Intangibles

Anexo "B"

Cuenta Principal	Valor al comienzo del ejercicio	Aumentos	Bajas	Valor al cierre del período	Amortizaciones				Neto Resultante al 30.09.01	Neto Resultante al 30.09.00
					Acumuladas al comienzo del ejercicio	Del período		Acumuladas al cierre del período		
						Alícuota Anual	Monto (1)			
	$	$	$	$	$	%	$	$	$	$
Gastos de organización, preoperativos y relativos a la emisión de Obligaciones Negociables	2.659.282	-	-	2.659.282	2.432.510	20	176.094	2.608.604	50.678	285.617
Software de sistemas de computación	1.010.063	225.948	-	1.236.011	191.658	20	118.098	309.754	926.257	299.377
Total al 30.09.01	3.669.345	225.948	-	3.895.293	2.624.168	-	294.192	2.918.358	976.935	-
Total al 30.09.00	3.196.942	14.727	(102.688)	3.108.981	2.307.454	-	216.533	2.523.987	-	584.994

(1) El destino contable de las amortizaciones del período se informa en el Anexo "H".

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
BalanceTrimestral al 30 de septiembre de 2001 y 2000
Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor				Participación sobre el Capital Social %
					Actividad Principal	Resultado al 30.09.01 $	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes CS Sur S.A.	12.000	12.000	12.000	12.000	Comercialización de gas licuado en garrafas y/o en cilindros y/o a granel	-	12.000	12.000	100,00
Total al 30.09.01	12.000	12.000	12.000	12.000					

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de septiembre de 2001 y 2000
Inversiones

Anexo "D"

EMISOR Y CARACTERISTICAS DE LOS VALORES	CANTIDAD V. N.	VALOR DE COTIZACION	VALOR REGISTRADO AL 30.09.01 $	VALOR REGISTRADO AL 30.09.00 $
INVERSIONES				
Fondos Comunes de Inversión:				
ABN-Amro Bank	413.901	1,000000	413.901	-
Acciones				
INDUPA S.A.I.C.	14.710	0,194000	2.854	8.429
TOTAL INVERSIONES			416.755	8.429

Inicialado a efectos de su identificación
con nuestro Informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro Informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Previsiones

Anexo "E"

Rubros	Saldos al comienzo del ejercicio $	Aumentos $	Disminuciones $	Saldos al 30.09.01 $	Saldos al 30.09.00 $
Deducidas del Activo					
Para Deudores Incobrables	7.909.460	(1) 397.908	-	8.307.368	7.488.466
Del Pasivo					
Para Juicios	4.024.820	(2) 770.531	(2) 870.512	3.924.839	4.226.491
Para Moratoria Impositiva	-	(3) 11.430.000	7.662.763	3.767.237	
TOTAL	11.934.280	12.598.439	8.533.275	15.999.444	11.714.957

(1) Imputado a Gastos de Comercialización en el Anexo "H"
(2) Imputado $ 727.181 a Gastos de Administración en el Anexo "H"
(3) Imputado a resultados Extraordinarios (Nota 4.l)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Costo de Ventas

ANEXO "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio		
Gas Natural	522.345	1.038.084
Más:		
Compras		
Compras de gas para clientes	95.786.054	91.039.686
Compras de gas para procesamiento	1.094.000	1.255.511
Compras de capacidad de transporte para clientes	15.377.872	15.312.151
Compras de capacidad de transporte para procesamiento	45.841	33.180
Gastos (Según Anexo "H")		
Por ventas de gas a clientes	20.894.806	20.863.549
Por procesamiento de gas	2.341.945	2.251.069
Menos:		
Gas Natural (Existencia al cierre del período)	(708.791)	(652.826)
COSTO DE VENTAS	135.354.072	131.140.404

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Número de Registro en la Inspección General de Justicia: 11.676
Balance Trimestral al 30 de septiembre de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Clase y Monto de la Moneda Extranjera		Cambio Vigente	Monto en Moneda Local al 30.09.01 $	Monto en Moneda Local al 30.09.00 $
Activo Corriente					
Caja y Bancos	U$S	74.171	1,0000	74.171	133.223
Total del Activo Corriente	U$S	74.171	-	74.171	133.223
Total del Activo	U$S	74.171	-	74.171	133.223
Pasivo Corriente					
Proveedores	U$S	32.448.442	1,0000	32.448.442	669.669
Préstamos:					
Banco Rio	U$S	7.209.271	1,0000	7.209.271	3.250.743
Banco Francés	U$S	-	1,0000	-	5.069.041
Banco ITAU Buen Ayre	U$S	5.004.658	1,0000	5.004.658	-
Scotiabank	U$S	4.653.820	1,0000	4.653.820	-
Banco General de Negocios	U$S	-	1,0000	-	8.762.132
Banca Nazionale del Lavoro	U$S	10.004.931	1,0000	10.004.931	-
Banque Nationale de Paris	U$S	3.802.082	1,0000	3.802.082	5.032.877
Bank of Tokio	U$S	4.501.973	1,0000	4.501.973	-
Banco Supervielle	U$S	4.030.685	1,0000	4.030.685	-
Banco Comercial	U$S	3.002.466	1,0000	3.002.466	-
Bank Boston	U$S	8.080.168	1,0000	8.080.168	5.068.220
Bank Boston - Carta de crédito	U$S	532.848	1,0000	532.848	537.163
Obligaciones Negociables - Capital	U$S	50.557.000	1,0000	50.557.000	-
Obligaciones Negociables - Intereses	U$S	1.376.977	1,0000	1.376.977	1.376.976
Total del Pasivo Corriente		135.205.321	-	135.205.321	29.766.811
Pasivo no Corriente					
Obligaciones Negociables - Capital	U$S	-	-	-	50.557.000
Total del Pasivo no Corriente		-	-	-	50.557.000
Total del Pasivo		135.205.321	-	135.205.321	80.323.811

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg de Asoc de Prof. Universitarios.
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Número de Registro en la Inspección General de Justicia: 11.676

Información requerida por el art. 64 Inc. b) de Ley N° 19.550

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Gastos Bienes de Uso	Gastos Operativos		Gastos de Administración	Gastos de Comercialización	Gastos Financieros	Total al 30.09.01	Total al 30.09.00
		Venta de Gas	Subproductos					
	$	$	$	$	$	$	$	$
Remuneraciones y otros Beneficios al personal	233.378	4.846.186	542.079	3.409.828	2.174.473	-	10.872.366	11.049.386
Cargas Sociales	-	1.374.364	148.943	889.272	616.964	-	3.029.543	2.824.946
Honorarios de Directores y Síndicos	-	-	-	75.000	-	-	75.000	213.750
Honorarios por Servicios Profesionales	-	-	2.679	1.458.750	-	-	1.461.629	1.083.141
Honorarios por Asesoramiento operador técnico	-	2.103.210	-	-	-	-	2.103.210	3.158.666
Materiales Diversos	-	985.298	114.507	-	-	-	1.099.805	952.203
Servicios y Suministro de terceros	-	1.073.626	82.214	222.926	889.849	-	2.268.615	2.485.758
Gastos de Correos y Telecomunicaciones	-	288.219	16.114	454.327	95.886	-	854.546	779.842
Arrendamientos	-	199.902	3.371	130.256	66.504	-	400.033	298.214
Transportes y Fletes	-	51.357	1.895	33.464	17.086	-	103.802	88.011
Servidumbres	-	310.893	-	-	-	-	310.893	230.620
Materiales de Oficina	-	114.290	2.671	74.471	38.022	-	229.654	213.936
Viajes y Estadías	-	287.732	42.971	93.961	95.724	-	520.388	478.207
Primas de Seguros	-	101.652	7.456	69.639	35.556	-	214.303	192.623
Mantenimiento y Reparación de Bienes de Uso	-	1.094.938	14.725	156.879	80.097	-	1.346.639	462.613
Depreciación de Bienes de Uso	-	7.443.077	142.947	347.035	177.110	-	8.110.169	7.806.951
Amortización de Activos Intangibles	-	-	-	294.192	-	-	294.192	216.533
Impuestos, Tasas y Contribuciones	-	396.973	116	1.956.835	131.189	-	2.485.113	1.360.836
Publicidad y Propaganda	-	-	-	-	132.828	-	132.828	179.866
Deudores Incobrables	-	-	-	-	397.908	-	397.908	772.163
Gastos y Comisiones bancarias	-	-	-	456.186	-	-	456.186	346.636
Intereses por Operaciones Financieras	1.148.298	-	-	-	-	6.935.746	6.935.746	2.947.071
Diferencias de Cambio	-	-	-	-	-	25.866	25.866	3.039
Intereses Otros	-	-	-	-	-	939.621	939.621	634.085
Gastos Diversos	-	223.089	39.797	997.431	74.211	-	1.334.528	782.056
Procesamiento de Líquidos	-	-	1.179.060	-	-	-	1.179.060	1.166.746
Totales al 30.09.01	1.381.676	20.894.806	2.341.945	11.120.252	5.023.405	7.901.233	47.281.641	-
Totales al 30.09.00	1.150.189	20.863.549	2.251.069	6.762.726	5.262.361	3.584.195	-	40.723.900

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

Las ventas brutas de gas del período ascendieron a 194,7 millones, y fueron principalmente a Industrias (10 %), Residenciales (68 %), Comerciales (18 %), Transporte a Industrias (2 %) y otros (2 %).

Las entregas de gas durante el período totalizaron 1.760,8 millones de metros cúbicos, equivalentes a un volumen promedio diario de despacho de 6,45 millones de metros cúbicos. Adicionalmente, se transportaron 252,2 millones de metros cúbicos de gas para Industrias. Se utilizó el 72 % de la capacidad de transporte firme contratada.

Los costos de compra y transporte de gas fueron de $ 96,9 millones y $ 15,4 millones, respectivamente, para este período.

Asimismo, no se ha incurrido en contingencias por obligaciones contractuales de compra de gas (T.O.P. "Tomar o Pagar"), operando también en el mercado Spot de compra de gas (Decreto ENARGAS N° 1020).

En lo referente a despacho de gas se ha operado sin incurrir en contingencias durante el período, manteniendo un buen nivel de entregas y utilización de las capacidades de transporte considerando la estacionalidad del ejercicio.

Durante el período se incorporaron 11.455 nuevos clientes, llegando al total de 420.687 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 2,8 %, neto de los cierres por falta de pago efectuados.

Se habilitó la planta de Almacenamiento y Vaporización de GLP en la ciudad de Tecka, lo que posibilita la distribución de propano vaporizado en la red de distribución de esa ciudad.

Continuando con el programa de disminución de gas no contabilizado, se iniciaron los trabajos de modificación de la estación de medición del gas que alimenta a la ciudad de Tres Arroyos, ubicado en las inmediaciones del PM 190 de TGS. El medidor instalado en nuestro punto de medición era chico y no permitía monitorear con la corrección correspondiente la medición utilizada por TGS para facturar.

Se iniciaron obras de renovación y refuerzo de redes de distribución y ramales de alimentación en las provincias de Río Negro, Neuquén y Chubut.

Superada las condiciones climáticas que dificultaba la realización de los trabajos, se procedió a rehabilitar el By Pass del gasoducto Cordillerano ubicado en el lecho del embalse Collón Curá, de la represa Piedra del Aguila.

Se dio inicio a las obras de Telemedición previstas en el Budget, destinadas al telecontrol de variables operativas tales como: caudal y presión en plantas de regulación.

Continuando con el programa de intercambio entre Camuzzi Gas del Sur y Camuzzi Gazometri, con la presencia del Ing. Giorgio Clhapoutakis, se culminaron los relevamientos que se vienen realizando para definir un marco de aplicación de las Celdas IR Free, como parte del programa de investigación conjunta en temas de protección catódica de cañerías de acero.

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

Se realizaron los cursos de protección catódica para los técnicos de las Unidades Operativas. Los temas tratados fueron: Medio Ambiente Natural, Corrosión inducida microbiológicamente y corrosión metálica.

Se ejecuta normalmente el programa de relevamiento de fugas en las redes, tal como se viene ejecutando desde el ejercicio pasado y de acuerdo a las normas de seguridad vigentes, lográndose importantes mejoras en los índices de medición respectivos.

Finalizaron los trabajos de acondicionamiento de sistemas de control en Plantas de GLP. de Gobernador Costa, Gral. San Martín, Camarones y Río Senguer.

Se desarrolla de acuerdo a cronograma previsto la implementación de normas ISO 14000.

De acuerdo con la programación se realizó el ejercicio de simulación de emergencia en campo en modalidad sorpresiva, personal de la sociedad participó del mismo en calidad de veedores, evaluando los resultados en forma satisfactoria.

Se desarrolló un ejercicio de simulación de emergencia en la Planta Cañadón Seco, con el objeto de evaluar el estado de los sistemas de atención de emergencias en dicha planta.

Se realizó la auditoría de seguridad en la unidad operativa Trelew.

De acuerdo con la programación se realizó la capacitación de inspectores de estaciones de GNC.

Se realizó la revisión de los procedimientos de inspección de estaciones de GNC, Medición de ruidos en Plantas Reguladoras y Control de Olor en Plantas de Odorización.

Durante este período se recibió la auditoría en temas de Seguridad y Medio Ambiente de los especialistas de Sempra Energy International.

El proceso recesivo en el cual se encuentra la economía se está viendo agravado por las fuertes caídas de los activos argentinos en los mercados internacionales. En el plano local, la desconfianza sobre las posibilidades del retorno a un sendero de crecimiento sostenible y la fragilidad que presenta la situación fiscal se tradujo una fuerte caída de depósitos en el sistema financiero. Ante esta situación, el Gobierno adoptó como política fiscal la regla de llamado "déficit cero": la misma implica que los gastos presupuestados sólo serán ejecutados en la medida en que los ingresos tributarios aseguren un saldo de caja equilibrado. Esta medida se vió apoyada por un nuevo préstamo del FMI por U$S 5.000 millones, más el compromiso de otros U$S 3.000 millones para operaciones de manejo de pasivos. De esta manera, se revirtió la caída en el nivel de los depósitos, aunque se espera que los efectos del alza de la tasa de interés y la notoria disminución del crédito se traduzcan en una variación negativa del PBI para fin de año.

La Bolsa (medida a través del índice Merval) acumula al fin de septiembre una caída del 55% con respecto a sus máximos de enero. A su vez, la sobretasa implícita en el rendimiento de los bonos soberanos persiste en niveles superiores al 15%.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones, todo ello en el contexto que plantea el discontinuo flujo de pagos de los subsidios al gas por parte del Estado Nacional.

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

El monto operado en colocaciones financieras durante el período fue de Pesos 397,5 millones, con un plazo promedio de 1,5 días y una tasa promedio de 12,91%.

El total de tomas acumuladas durante el mismo período fue de Pesos 2.679,8 millones, con un plazo promedio de 3,5 días y a una tasa promedio de 12,94%.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los $ 14,1 millones durante el período.

ESTRUCTURA PATRIMONIAL COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Activo corriente	145.266.927	118.857.549	100.388.456	93.452.102	102.101.941
Activo no corriente	287.736.206	274.686.805	263.927.965	258.847.144	245.303.351
Total	433.003.133	393.544.354	364.316.421	352.299.246	347.405.292
Pasivo corriente	180.868.522	83.335.615	60.922.213	53.013.442	42.949.906
Pasivo no corriente	14.301.184	66.559.177	66.561.231	58.975.297	55.518.020
Subtotal	195.169.706	149.894.792	127.483.444	111.988.739	98.467.926
Patrimonio neto	237.833.427	243.649.562	236.832.977	240.310.507	248.937.366
Total	433.003.133	393.544.354	364.316.421	352.299.246	347.405.292

ESTRUCTURA DE RESULTADOS COMPARATIVA

	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Resultado operativo ordinario	40.040.958	40.170.980	36.437.778	31.865.715	32.364.356
Otros ingresos y egresos	795.574	632.114	399.303	(878.481)	233.089
Resultados financieros netos	(5.668.018)	(2.186.141)	(2.595.967)	(2.546.328)	(1.695.094)
Impuesto a las Ganancias	(10.346.269)	(11.286.527)	(12.491.092)	(11.386.943)	(8.297.468)
Resultado Ordinario	24.822.245	27.330.426	21.750.022	17.053.963	22.604.883
Resultados Extraordinarios	(11.430.000)	-	-	-	-
Resultado Neto – Ganancia	13.392.245	27.330.426	21.750.022	17.053.963	22.604.883

INDICES	30.09.01 $	30.09.00 $	30.09.99 $	30.09.98 $	30.09.97 $
Liquidez	0,80	1,43	1,65	1,76	2,38
Endeudamiento	0,82	0,62	0,54	0,47	0,40

Camuzzi Gas del Sur S.A.
Reseña informativa Consolidada

DATOS ESTADISTICOS (miles de m3)	30.09.01	30.09.00	30.09.99	30.09.98	30.09.97
Volumen de gas natural disponible para la venta (1)	1.760.847	2.043.414	2.207.731	1.867.438	1.870.245
Volumen de ventas gas natural (1)	1.992.299	2.011.289	2.180.746	1.836.617	1.821.064
Volumen de venta de gas propano indiluido por redes	26.936	25.219	20.580	18.895	20.624

(1) No incluye volumen de transporte a industrias.

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001.

El plan operativo de la Compañía para el año 2001 ha sido elaborado bajo el supuesto de que la base de clientes aumentará en alrededor de 3 % con respecto al mismo período del ejercicio anterior.

En este mismo contexto, se continuará con el plan orientado a la eficientización de la operatoria de abastecimiento (gas y transporte), como así también con la optimización de la asignación de recursos e inversiones.

Michael Morgan
Presidente

Camuzzi Gas del Sur S.A.

Información adicional solicitada por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires

1- No existen.

2- No existen.

3- a) Créditos

De Plazo Vencido:	$
Hasta 3 meses	25.021.426
Hasta 6 meses	3.134.467
Hasta 9 meses	12.042.627
Hasta 1 año	15.929.782
Hasta 2 años	14:815.247
Más de 2 años	2.069.292
	73.012.841

Deudas

De plazo vencido $32.448.444

b) Créditos:

Sin plazo establecido a la vista: $27.035.412

Deudas:

Sin plazo establecido a la vista: $26.205.153

c) Créditos a vencer:

	$
Hasta 3 meses	57.825.352
Hasta 6 meses	134.306
Hasta 9 meses	59.890
Hasta 1 año	25.924
De 1 a 2 años	743.622
A más de 2 años	238.144
	59.027.238

Deudas a vencer:

	$
Hasta 3 meses	126.737.603
Hasta 6 meses	9.305.256
Hasta 9 meses	473.250
Hasta 1 año	-
De 1 a 2 años	-
	136.516.109

4- Créditos:

	En moneda nacional		En moneda extranjera	
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan Intereses $
Cred. Ctes.	129.462.563	13.719.262	-	-
Cred.no Ctes.	3.350.344	12.543.322	-	-
Total	**132.812.907**	**26.262.584**	-	-

De acuerdo con lo establecido por el Reglamento del Servicio, si el cliente no pagare cualquier factura de servicio cuando fuere exigible, se devengarán intereses sobre la porción impaga a una tasa igual al 150 % de la tasa de interés para depósitos en moneda nacional a 30 días, cobrada por el Banco de la Nación Argentina a partir de la fecha de vencimiento y hasta la fecha de pago.

Deudas:

	En moneda nacional		En moneda extranjera		En especie
	No devengan intereses $	Devengan intereses $	No devengan intereses $	Devengan intereses $	No devengan Intereses $
Pas. Ctes.	43.682.334	-	1.820.228	133.385.095	1.980.865
Pas. no Ctes.	76.586	1.777.775	-	-	12.446.823
Total	**43.758.920**	**1.777.775**	**1.820.228**	**133.385.095**	**14.427.688**

5- No aplicable.

6- No existen.

7- El monto incluido en el rubro Bienes de Cambio corresponde a Gas Natural; dada la poca significatividad y su alta rotación no se considera relevante la toma de inventarios físicos.

8- El criterio de valuación utilizado se encuentra explicado en la Nota 3 a los Estados Contables.

9- No existen.



10- No existen.

11- No existen.

12- Ver Nota 3.e, 3.f y 3.g a los Estados Contables.

13-

Rubros	Valor Asegurado $	Riesgo Cubierto	Valor Contable $
Edificios, Inmuebles y Muebles y Utiles	12.694.481	Todo riesgo	
Subtotal	12.694.481		10.578.751
Instalaciones	2.254.131	Todo riesgo	6.555.383
Estaciones Reductoras	17.158.739	Todo riesgo	10.560.326
Equipos para proceso	31.578.535	Todo riesgo	4.712.533
Equipos de computación y comunicaciones	1.100.000	Todo riesgo	2.858.697
Rodados	128.800	Robo, incendio y destrucción.	996.825
Total Asegurado	64.914.686		36.262.515

14- No existen.

15- Ver Nota 14 a los Estados Contables.

16- No aplicable.

17- No existen.

18- No existen.

Buenos Aires, 31 de octubre de 2001

Michael Morgan
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CAMUZZI GAS DEL SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de Camuzzi Gas del Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales Nº 19.550 y las normas reglamentarias sobre información contable de la Bolsa de Comercio de Buenos Aires, hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 18 y Anexos A, B, C, D, E, F, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

f) Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

En relación con la Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires por el período de nueve meses terminado el 30 de septiembre de 2001, hemos constatado que, este documento contenga la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires. Asimismo, en lo que respecta a los datos numéricos contables incluidos en el mismo, en lo que sea materia de nuestra competencia, hemos constatado que tales datos concuerden con los registros contables de la Sociedad y otra documentación pertinente.

III) MANIFESTACION DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I;

c) la Información adicional a las notas a los estados contables requerida por el artículo Nº 68 de la Bolsa de Comercio de Buenos Aires, todos por el período de nueve meses terminado el 30 de septiembre de 2001, contiene la información requerida por el artículo 68 del Reglamento de Cotización de la Bolsa de Comercio de Buenos Aires.

   En lo que sea materia de nuestra competencia, los datos numéricos contables incluidos en los documentos citados concuerdan con los registros contables de la Sociedad y otra documentación pertinente; y

d) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001.

Alfonso de Laferrere
Por Comisión Fiscalizadora



Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
Camuzzi Gas del Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de Camuzzi Gas del Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISION LIMITADA

Hemos examinado el balance trimestral de Camuzzi Gas del Sur S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 18 y cuadros anexos A, B, C, D, E, F, G y H, y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires.

Asimismo, hemos examinado el balance trimestral consolidado de Camuzzi Gas del Sur S.A. y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 3 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los

estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de Camuzzi Gas del Sur S.A. y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada y la información adicional a las notas a los estados contables requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 8 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 174.026.090.

4.3. Al 30 de septiembre de 2001 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y de las liquidaciones efectuadas por la Sociedad ascienden a $ 191.146, no siendo exigibles a dicha fecha.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

CAMUZZI GAS DEL SUR S.A.

Financial Statements
for the nine-month periods
ended September 30, 2001 and 2000

Camuzzi Gas del Sur S.A.

Financial Statements

Table of Contents (in accordance with General Resolution No. 368 of the Argentine Securities and Exchange Commission with regard to their filing with the Buenos Aires Stock Exchange)

Comparative financial statements for the nine-month periods ended September 30, 2001 and 2000, stated in Pesos (Note 2).

Name of the Company: **CAMUZZI GAS DEL SUR S.A.**
("Camuzzi Gas del Sur S.A." or the "Company")

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 3° - Buenos Aires

Principal Activity: Public natural gas distribution services

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: December 1, 1992

Of latest amendments: May 10, 1995

Registration number with the Superintendency of Corporations: 11,676

Duration of the Company: Until December 1, 2091

Name of the Controlling Company: Sodigas Sur S.A.

Corporate Domicile: Avenida Alicia Moreau de Justo 240 - Piso 4° - Buenos Aires

Principal Activity: Investment and comprehensive advice

Interest in shareholders' equity and votes: 90 %

CAPITAL STATUS (Note 8)				
Number of shares	Type of stock	No. of votes per share	Subscribed *(Pesos)*	Paid up *(Pesos)*
88,753,306	Class A shares of common stock in book entry form	1	88,753,306	88,753,306
67,870,175	Class B shares of common stock in book entry form	1	67,870,175	67,870,175
17,402,609	Class C shares of common stock in book entry form	1	17,402,609	17,402,609
174,026,090			174,026,090	174,026,090

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Quarterly Consolidated Balance Sheet as of September 30, 2001

(Notes 1 and 2)

	As of September 30,
	2001
	(Pesos)
ASSETS	
CURRENT ASSETS	
Cash and banks (Note 3.a)	950,556
Investments	416,755
Trade accounts receivable, net (Note 3.b)	135,063,219
Receivables from related parties	18,314
Other receivables (Note 3.c)	8,109,292
Inventories	708,791
Total current assets	145,266,927
NON-CURRENT ASSETS	
Trade accounts receivable, net (Note 3.b)	13,335,018
Other receivables (Note 3.c)	2,558,648
Fixed assets, net (Schedule A)	270,865,605
Intangible assets, net	976,935
Total non-current assets	287,736,206
TOTAL ASSETS	433,003,133
LIABILITIES	
CURRENT LIABILITIES	
Trade accounts payable (Note 3.d)	56,624,835
Loans (Note 3.e)	102,756,879
Payables to related parties	4,911,617
Salary and social security payable (Note 3.f)	2,036,380
Taxes payable (Note 3.g)	3,456,207
Other liabilities (Note 3.h)	3,390,528
Allowances and provisions	7,692,076
Total current liabilities	180,868,522
NON-CURRENT LIABILITIES	
Trade accounts payable (Note 3.d)	1,853,361
Other liabilities (Note 3.h)	12,447,823
Total non-current liabilities	14,301,184
TOTAL LIABILITIES	195,169,706
Minority interest	–
SHAREHOLDERS' EQUITY	237,833,427
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	433,003,133

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Consolidated Statements of Income
For the nine-month periods ended September 30, 2001
(Notes 1 and 2)

	As of September 30,
	2001
	(Pesos)
Net sales (Note 3.i)	191,538,687
Cost of sales (Schedule F)	(135,354,072)
Gross profit	56,184,615
Selling expenses	(5,023,405)
General and administrative expenses	(11,120,252)
Operating income	40,040,958
Other income/(expenses), net (Note 3.k)	795,574
Net financial results (Note 3.j)	
Generated by assets	2,233,215
Generated by liabilities	(7,901,233)
Income tax	(10,346,269)
Minority interests	--
Ordinary income	24,822,245
Extraordinary (loss) (Note 3.l)	(11,430,000)
Net income for the period	**13,392,245**

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas del Sur S.A.and its Subsidiary Company

Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2001
(Notes 1 and 2)

	As of September 30,
	2001
	(Pesos)
CHANGES IN FUNDS	
Cash and cash equivalents at beginning of the year	3,901,834
Net decrease in cash and cash equivalents	(2,537,377)
Cash and cash equivalents at end of the period	1,364,457
<u>Sources of funds</u>	
Ordinary income for the period	24,822,245
Plus: Items not entailing the use of funds	
Fixed asset depreciation	8,110,169
Intangible asset amortization	294,192
Net book value of deductions of fixed assets and intangible assets	1,171,126
Accrued vacations, annual bonus and bonuses	760,832
Accrued purchases pending payment	50,012,101
Accrued gross sales tax payable	1,958,586
Accrued business indebtedness cost tax	137,279
Increase in provisions for pending lawsuits	770,531
Intercompany fees and expenses	2,461,919
Fees for financial advice and services	50,000
Technical assistance agreement	1,878,210
Accrued interest payable	1,680,264
Accrued income tax	10,346,269
Increase in allowance for doubtful accounts	397,908
	80,029,386
Less: Items not entailing sources of funds	
Recovery of intercompany expenses	(37,145)
Accrued sales pending collection	(125,430,230)
Intercompany sales	(18,314)
Increase in permanent investments	(12,000)
	(125,497,689)
Funds (applied to) ordinary operations	(20,646,058)
Extraordinary (loss) for the period	(11,430,000)
Plus: Items not entailing the use of funds	
Gross income tax amnesty, Provinces of the Patagonia region	1,461,600
Funds (applied to) extraordinary operations	(9,968,400)
Funds (applied to) operations - (Carried forward)	(30,614,458)

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Consolidated Statements of Cash Flows (Continued)

	As of September 30,
	2001
	(Pesos)
Brought forward	(30,614,458)
Other applications of funds	
Payment of dividends	(26,016,689)
Increase in inventories	(186,446)
Decrease in taxes payable	(22,087,990)
Decrease in intercompany payables	(1,458,780)
Decrease in trade accounts payable	(17,579,085)
Decrease in salaries and social security liabilities	(550,768)
Acquisition of fixed assets	(12,321,625)
Additions of intangible assets	(225,948)
Decrease in other liabilities	(1,882,710)
Total other applications of funds	(82,310,041)
Total applications of funds	(112,924,499)
Sources of funds	
Decrease in intercompany receivables	647,161
Payment of capital	3,000
Decrease in other receivables	11,819,310
Increase in bank debts	28,481,167
Increase in allowances	2,896,725
Changes in trade accounts receivable	66,539,759
Total sources of funds	110,387,122
Decrease in funds	(2,537,377)

The accompanying notes and schedules are an integral part of the consolidated financial statements.

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements
For the nine-month periods ended September 30, 2001

NOTE 1: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores (the "CNV"), which establishes that consolidated financial statements must be submitted following the procedure outlined in Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, the Balance Sheet of the Company at September 30, 2001, and the Statements of Income and Cash Flows for the period then ended have been consolidated on a line-by-line basis with the financial statements of the Subsidiary Company.

The Financial Statements of the Subsidiary Company CS Sur S.A. as of September 30, 2001 have been used in order to determine its equity value and consolidate such company. The Consolidated Financial Statements as of September 30, 2001, are not presented in comparative form in accordance with the rules of the CNV due to the fact that the Subsidiary Company CS Sur S.A. was incorporated on June 27, 2001.

Non-monetary items included in the Financial Statements at September 30, 2001 have been restated in current values up to August 31, 1995. No adjustments have been applied since such date.

The Financial Statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 2: VALUATION CRITERIA

The Financial Statements of the Subsidiary Company have been prepared based on criteria consistent with those applied for preparing the financial statements of Camuzzi Gas del Sur S.A.

NOTE 3: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of September 30, 2001
	(Pesos)
Cash	58,100
Banks	892,456
Total cash and banks	950,556

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

b. Trade accounts receivable, net

	As of September 30,
	2001
Current	*(Pesos)*
Customers	28,611,140
Subsidies receivable	86,003,124
Unbilled gas revenue	25,226,140
Receivable to be recovered from users - Producer Price Index	1,917,111
Subtotal	141,757,515
Less: Allowance for doubtful accounts	(6,694,296)
Total	135,063,219
Non current	
Customers	238,144
Subsidies receivable	1,667,752
Receivable to be recovered from users - Producer Price Index	13,042,194
Subtotal	14,948,090
Less: Allowance for doubtful accounts	(1,613,072)
Total	13,335,018
Total trade accounts receivable, net	148,398,237

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

c. Other receivables

	As of September 30,
	2001
Current	*(Pesos)*
Tax credits	7,417,666
Other assets to be recovered from users - LPG Plants	149,921
Guarantee deposits	93,998
Other assets to be recovered as per Section 41 Law 24,076	26,432
Prepaid expenses	201,665
Other	219,610
Total	8,109,292
Non-current	
Judicial deposits	940,643
Other assets to be recovered from users - LPG Plants	348,092
Other assets to be recovered as per Section 41 Law 24,076	866,635
Prepaid expenses	149,680
Other	253,598
Total	2,558,648
Total other receivables	10,667,940

d. Trade accounts payable

	As of September 30, 2001
	(Pesos)
Current	
Suppliers	38,907,421
Unbilled by suppliers	17,414,301
Debts payable - Producer Price Index	303,113
Subtotal	56,624,835
Non-current	
Debts payable - Producer Price Index	1,853,361
Subtotal	1,853,361
Total trade accounts payable	58,478,196

e. Loans

	As of September 30, 2001
	(Pesos)
Notes	50,557,000
Bank debts	50,000,000
Letter of credit	519,615
Accrued interest	1,680,264
Total loans	102,756,879

f. Salary and social security payable

	As of September 30, 2001
	(Pesos)
Social security payable	182,494
Accrual for vacations	1,049,449
Accrual for annual bonus	247,890
Accrual for bonuses	473,250
Other	83,297
Total salary and social security payable	2,036,380

g. Taxes payable

	As of September 30, 2001
	(Pesos)
Value added tax payable, net	1,358,998
Gross sales tax	1,895,044
Municipal rates	4,012
Business indebtedness cost tax	137,279
Other	60,874
Total taxes payable	3,456,207

h. Other liabilities

	As of September 30, 2001
	(Pesos)
Current	
Gas-in-kind payables	1,980,865
Consumer reconnection deposits	155,888
Unbilled transportation charges	642,578
Other	611,197
Total	3,390,528
Non-current	
Gas-in-kind payables	12,446,823
Other	1,000
Total	12,447,823
Total other liabilities	15,838,351

Statement of income

i. Net sales

	For the nine-month periods ended September 30, 2001
	(Pesos)
Gas sales	194,754,115
Other sales	1,725,386
Direct taxes on sales	(4,940,814)
Total net sales	191,538,687

Camuzzi Gas del Sur S.A. and its Subsidiary Company

Notes to the Consolidated Financial Statements (Continued)

j. Net financial results

	For the nine-month periods ended September 30,
	2001
Generated by assets	*(Pesos)*
Interest income	2,017,580
Income from investments	160,329
Other	55,306
Total net financial results	2,233,215

k. Other income/(expenses), net

	For the nine-month periods ended September 30,
	2001
Other income	*(Pesos)*
Leases	686,931
Other	355,765
Total	1,042,696
Other expenses	
Fines and sanctions	(63,713)
Other	(183,409)
Total	(247,122)
Total other income/(expenses), net	795,574

l. Extraordinary (loss)

	For the nine-month periods ended September 30,
	2001
	(Pesos)
Gross income tax amnesty, Provinces of the Patagonia region	(17,910,000)
Income tax	6,480,000
Total (loss)	(11,430,000)

Camuzzi Gas del Sur S.A.

Consolidated Fixed Assets

For the nine-month periods ended September 30, 2001

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION					Net carrying value as of September 30, 2001 (Pesos)
						Accumulated as of beginning of year (Pesos)	Of the period			Accumulated as of end of period (Pesos)	
							Amount (Pesos)	Transfers (Pesos)	Deductions (Pesos)		
Land	1,698,577	--	--	--	1,698,577	--	--	--	--	--	1,698,577
Condominiums	4,170,600	--	--	--	4,170,600	210,007	63,865	--	--	273,872	3,896,728
Buildings	6,779,341	910	1,599,615	--	8,379,866	2,172,948	190,623	--	--	2,363,571	6,016,295
Facilities	8,750,980	18,889	--	--	8,769,869	1,980,116	234,370	--	--	2,214,486	6,555,383
Gas pipelines	78,448,572	--	--	--	78,448,572	23,602,660	1,368,397	--	--	24,971,057	53,477,515
Main and secondary pipelines	35,523,388	--	--	--	35,523,388	6,947,561	690,800	--	--	7,638,361	27,885,027
Distribution networks	140,653,276	3,182,247	(362,962)	--	143,472,561	28,923,176	3,228,141	--	--	32,151,317	111,321,244
Machinery and equipment	2,594,700	224,050	--	--	2,818,750	733,163	88,970	--	--	822,133	1,996,617
Pressure reduction stations	12,378,879	--	99,098	--	12,477,977	1,631,480	286,171	--	--	1,917,651	10,560,326
Processing equipment	9,208,487	--	(3,130,766)	--	6,077,721	2,420,378	190,245	(1,245,435)	--	1,365,188	4,712,533
Industrial facilities	--	--	3,130,766	--	3,130,766	--	117,163	1,245,435	--	1,362,598	1,768,168
Vehicles	4,269,076	44,638	17,156	(35,959)	4,294,911	3,129,325	204,720	--	(35,959)	3,298,086	996,825
Furniture and office equipment	994,277	68,552	--	--	1,062,829	348,183	48,918	--	--	397,101	665,728
Gas meters	22,887,511	1,362	726,761	(538,203)	23,077,431	7,225,674	823,385	--	(239,865)	7,809,194	15,268,237
Gas cylinders	475,214	--	--	--	475,214	159,063	25,784	--	--	184,847	290,367
Works in progress	11,235,370	8,555,945	(1,541,526)	--	18,249,789	--	--	--	--	--	18,249,789
Computer equipment	1,745,185	135,232	--	--	1,880,417	1,180,069	193,381	--	--	1,373,450	506,967
Communications equipment	4,378,666	33,572	599,819	--	5,012,057	2,305,091	355,236	--	--	2,660,327	2,351,730
Material at warehouses	1,560,429	1,546,061	(713,181)	(872,788)	1,520,521	--	--	--	--	--	1,520,521
Advances to suppliers	1,241,070	310,738	(424,780)	--	1,127,028	--	--	--	--	--	1,127,028
Total as of September 30, 2001	348,993,598	14,122,196	--	(1,446,950)	361,668,844	82,968,894	8,110,169	--	(275,824)	90,803,239	270,865,605

The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas del Sur S.A.

Consolidated Cost of Sales

For the nine-month periods ended September 30, 2001

Schedule F

	For the nine-month period ended September 30,
	2001 *(Pesos)*
Inventories at the beginning of the year	
Natural gas	522,345
Plus:	
Gas purchases for customers	95,786,054
Gas purchases for processing	1,094,000
Gas transportation cost for customers	15,377,872
Gas transportation cost for processing	45,841
Expenses	
Gas sales to customers	20,894,806
Gas processing	2,341,945
Less:	
Natural gas (at the end of the period)	(708,791)
Cost of sales	135,354,072

Camuzzi Gas del Sur S.A.

Quarterly Balance Sheet as of September 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 4.a)	947,556	4,195,546
Investments (Schedule D)	416,755	8,429
Trade accounts receivable, net (Note 4.b)	135,063,219	106,244,028
Receivables from related parties (Note 6)	18,314	2,103,706
Other receivables (Note 4.c)	8,100,292	5,653,014
Inventories (Schedule F)	708,791	652,826
Total current assets	145,254,927	118,857,549
NON-CURRENT ASSETS		
Investments (Note 17 and Schedule C)	12,000	–
Trade accounts receivable, net (Note 4.b)	13,335,018	735,140
Other receivables (Note 4.c)	2,558,648	7,589,084
Fixed assets, net (Schedule A)	270,865,605	265,777,587
Intangible assets, net (Schedule B)	976,935	584,994
Total non-current assets	287,748,206	274,686,805
TOTAL ASSETS	433,003,133	393,544,354
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Note 4.d)	56,624,835	29,150,344
Loans (Notes 4.e and 12)	102,756,879	29,097,142
Payables to related parties (Note 6)	4,911,617	4,654,178
Salary and social security payable (Note 4.f)	2,036,380	1,935,664
Taxes payable (Notes 4.g)	3,456,207	10,023,962
Other liabilities (Note 4.h)	3,390,528	4,247,834
Allowances and provisions (Schedule E)	7,692,076	4,226,491
Total current liabilities	180,868,522	83,335,615
NON-CURRENT LIABILITIES		
Trade accounts payable (Note 4.d)	1,853,361	–
Loans (Notes 4.e and 12)	–	50,557,000
Other liabilities (Note 4.h)	12,447,823	16,002,177
Total non-current liabilities	14,301,184	66,559,177
TOTAL LIABILITIES	195,169,706	149,894,792
SHAREHOLDERS' EQUITY (As per corresponding statement)	237,833,427	243,649,562
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	433,003,133	393,544,354

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Income

For the nine-month periods ended September 30, 2001 and 2000

(Notes 2 and 3)

	2001	2000
	(Pesos)	
Net sales (Note 4.i)	191,538,687	185,336,471
Cost of sales (Schedule F)	(135,354,072)	(131,140,404)
Gross profit	56,184,615	54,196,067
Selling expenses (Schedule H)	(5,023,405)	(5,262,361)
General and administrative expenses (Schedule H)	(11,120,252)	(8,762,726)
Operating income	40,040,958	40,170,980
Other income/(expenses), net (Note 4.k)	795,574	632,114
Net financial results		
Generated by assets (Note 4.j)	2,233,215	1,398,054
Generated by liabilities (Schedule H)	(7,901,233)	(3,584,195)
Income tax	(10,346,269)	(11,286,527)
Ordinary income	24,822,245	27,330,426
Extraordinary loss (Notes 4.1 and 14.b)	(11,430,000)	--
Net income for the period	**13,392,245**	**27,330,426**

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Changes in Shareholders' Equity

For the nine-month periods ended September 30, 2001 and 2000
(Notes 2 and 3)

	SHAREHOLDERS' CONTRIBUTIONS			CUMULATIVE RESULTS			
	Common stock (Note 8) *(Pesos)*	Inflation adjustment of common stock *(Pesos)*	Total *(Pesos)*	Legal reserve *(Pesos)*	Voluntary reserve *(Pesos)*	Retained earnings *(Pesos)*	Total shareholders' equity *(Pesos)*
Balances as of January 1, 2000	174,026,090	19,204,446	193,230,536	8,306,274	13,546,145	24,723,618	239,806,573
As resolved by the Ordinary Shareholders' Meeting held on July 11, 2000:							
to legal reserve	--	--	--	1,236,181	--	(1,236,181)	--
to cash dividends	--	--	--	--	--	(23,487,437)	(23,487,437)
Net income for the nine-month period	--	--	--	--	--	27,330,426	27,330,426
Balances as of September 30, 2000	174,026,090	19,204,446	193,230,536	9,542,455	13,546,145	27,330,426	243,649,562
Allocation of voluntary reserve (Note 13)	--	--	--	--	3,554,354	--	3,554,354
Net income for the supplementary three-month period	--	--	--	--	--	3,253,955	3,253,955
Balances as of January 1, 2001	174,026,090	19,204,446	193,230,536	9,542,455	17,100,499	30,584,381	250,457,871
As resolved by the Ordinary Shareholders' Meeting held on March 19, 2001:							
to legal reserve	--	--	--	1,529,219	--	(1,529,219)	--
to cash dividends	--	--	--	--	--	(26,016,689)	(26,016,689)
Net income for the nine month period	--	--	--	--	--	13,392,245	13,392,245
Balances as of September 30, 2001	174,026,090	19,204,446	193,230,536	11,071,674	17,100,499	16,430,718	237,833,427

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Statements of Cash Flows
For the nine-month periods ended September 30, 2001 and 2000
(Notes 2 and 3)

	2001	2000
	(Pesos)	
CHANGES IN FUNDS		
Cash and cash equivalents at beginning of fiscal year	3,901,834	4,418,166
Net decrease in cash and cash equivalents	(2,540,377)	(222,620)
Cash and cash equivalents at end of period	1,361,457	4,195,546
Applications of funds		
Net ordinary income for the period	24,822,245	27,330,426
Plus: Items not entailing the use of funds		
Changes in inventories	--	385,258
Fixed asset depreciation	8,110,169	7,806,951
Intangible asset amortization	294,192	216,533
Net book value of deductions of fixed assets and intangible assets	1,171,126	1,031,209
Accrued vacations, annual bonus and bonuses	760,832	1,553,862
Accrued purchases pending payment	50,000,101	26,136,492
Intercompany accrued purchases pending payment	--	757,032
Accrued gross sales tax	1,958,586	1,839,248
Accrued business indebtedness cost tax	137,279	236,629
Increase in provision for lawsuits	770,531	310,608
Intercompany fees and expenses	2,461,919	342,112
Financial advice and services fees	50,000	50,000
Technical assistance agreement	1,878,210	3,156,666
Accrued interest payable	1,680,264	1,577,527
Accrued income tax	10,346,269	11,286,527
Increase in allowance for doubtful accounts	397,908	772,163
	80,017,386	57,458,817
Less: Items not entailing sources of funds		
Recovery of intercompany expenses	(37,145)	(5,047)
Accrued sales pending collection	(125,430,230)	(95,747,289)
Intercompany sales	(18,314)	(1,827,340)
	(125,485,689)	(97,579,676)
Funds (applied to) operations	(20,646,058)	(12,790,433)
Extraordinary (loss) for the period	(11,430,000)	–
Plus: Items not entailing the use of funds		
Gross income tax amnesty, Provinces of the Patagonia region	1,461,600	–
Funds (applied to) extraordinary operations	(9,968,400)	–
Funds (applied to) operations - Carried forward	(30,614,458)	(12,790,433)

Camuzzi Gas del Sur S.A.

Statements of Cash Flows (Continued)

	2001	2000
	(Pesos)	
Brought forward	(30,614,458)	(12,790,433)
Other applications of funds		
Payment of dividends	(26,016,689)	(23,487,437)
Increase in inventories	(186,446)	--
Increase in other receivable	--	(5,752,430)
Decrease in taxes payables	(22,087,990)	(14,273,538)
Decrease in provisions	--	(27,698)
Decrease in intercompany payables	(1,458,780)	(1,372,166)
Decrease in trade accounts payable	(17,579,085)	(17,365,257)
Decrease in salaries and social security liabilities	(550,768)	(1,416,666)
Acquisition of fixed assets	(12,321,625)	(12,779,944)
Acquisition of intangible assets	(225,948)	(14,727)
Decrease in other liabilities	(1,882,710)	(1,165,175)
Total other applications of funds	(82,310,041)	(77,655,038)
Total applications of funds	(112,924,499)	(90,445,471)
Sources of funds		
Decrease in intercompany receivables	647,161	2,911,601
Decrease in other receivable	11,819,310	–
Increase in bank debts	28,481,167	15,020,532
Recovery of provisions	2,896,725	--
Changes in trade accounts receivable	66,539,759	72,290,718
Total sources of funds	110,384,122	90,222,851
Decrease in funds	(2,540,377)	(222,620)

The accompanying notes and schedules are an integral part of these financial statements.

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements
For the nine-month periods ended September 30, 2001 and 2000

NOTE 1: ORGANIZATION AND REGULATORY FRAMEWORK OF THE COMPANY

The Argentine Executive Branch pursuant to Executive Order No. 2252/92, granted a license to the Company to render the public service of natural gas distribution through the operation of assets transferred by Gas del Estado Sociedad del Estado. The term of the license is 35 years and may be extended for ten additional years as long as the Company substantially complies with the obligations established in the license.

The Company's business is governed by Law No. 24,076, Executive Order 1,738/92, other regulatory executive orders, the Terms and Conditions, the Transfer Agreement and the License, each of which contain certain requirements with respect to service quality, capital investments, restrictions on the transfer of and creation of liens on the assets, and ownership restrictions of producers, transporters and distributors of natural gas.

A significant portion of the assets of the Company are deemed "Assets essential to the Rendering of Services" and, accordingly, the Company is required to identify and maintain such assets in accordance with the provisions of the license. Upon the expiration of the license, the assets shall be transferred to the Government or a third party assignee of the Government, free of encumbrances and liens.

Upon such transfer, the Company shall be entitled to collect the lesser amount among the book value, which will be calculated based on the amount paid to the National Government, the original cost of the investments made, denominated in United States Dollars and adjusted in accordance with the United States producer price index and net of the accumulated depreciation, or the amount of a new bid, net of expenses and taxes.

The tariffs for the service of distribution of natural gas were established in the License and are governed by the Ente Regulador del Gas (ENARGAS). Such tariffs are subject to adjustments every five years starting December 31, 1997 in accordance with the criteria established by the Regulatory Authority.

NOTE 2: FINANCIAL STATEMENT PRESENTATION

As required by General Resolution No. 368/01 of the Comisión Nacional de Valores (the "CNV"), the financial statements herein have been prepared pursuant to and following the manner established by the valuation and disclosure standards set forth by Technical Resolutions Nos. 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences.

Non-monetary items included in the Financial Statements as of September 30, 2001 and 2000 have been restated in constant Pesos up to August 31, 1995. No adjustments have been applied since such date.

The information as of September 30, 2000 has been reclassified, for comparative purposes, in order to be consistent with that of the current period.

The financial statements herein, together with their notes and schedules, are stated in Pesos.

NOTE 3: VALUATION CRITERIA

The principal valuation and disclosure criteria used for the preparation of the Financial Statements as of September 30, 2001 and 2000 are as follows:

a. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value at the balance sheet date, including accrued interest.

The implicit cost of financing contained in the monetary assets and liabilities has not been segregated as it is not deemed significant.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were translated at the exchange rate prevailing on the balance sheet date, including the corresponding accrued interest.

c. Investments

Current

These are equity securities and interests in mutual investment funds, which have been valued at their market value as of the balance sheet date.

Non-current

Investment in the Subsidiary Company CS Sur S.A., in which the Company owns 100% of the capital stock and votes, is valued under the equity method, as called for by Technical Resolution No. 5 of the F.A.C.P.C.E. adopted by Resolution No. 135/84 of the Professional Council of Economic Sciences of the City of Buenos Aires (See Note 17).

The following is a description of the Subsidiary Company:

Name: CS Sur S.A.
Financial closing date: December 31
Interim closing date used for equity valuation: September 30, 2001
Date of the independent auditors' report: October 31, 2001
Scope of the auditors' report: Limited Review Report
Equity interest of Camuzzi Gas del Sur S.A.: 100%
Net worth of CS Sur S.A. at September 30, 2001: Ps. 12,000

d. Other assets to be recovered from customers

The Province of Chubut and the Company have entered into an Agreement to increase the service rendered to local customers who consume propane gas distributed through networks and to reduce the costs of such service.

The Company undertook to open five plants of liquid propane gas located in five different towns of such province. The Company shall be in charge of the engineering, technical inspection and civil works of such plants.

To recover the funding of the investment made, the province agreed to pay 30 equal and consecutive monthly installments, and fees and charges were set forth for each plant.

Other assets to be recovered from LPG Plants have been valued at their nominal value plus accrued interest as of the end of the period.

e. Inventories

These have been valued at their replacement cost as of the end of the period, which value does not exceed their recoverable value.

f. Property, plant and equipment

For assets received at the time of the granting of the license on December 28, 1992 the original value of fixed assets was based on the global transfer value defined in the contract for the transfer of the Company's shares by Gas del Estado. This value has been restated in current Pesos at August 31, 1995.

The aforementioned value was recalculated for each individual fixed asset, based on the inventory and valuation carried out during the fiscal year ended December 31, 1993 by independent consultants.

Additions carried out subsequently and up to August 31, 1995 were valued at their acquisition cost, restated in current Pesos at such date. As from September 1, 1995, additions have been valued at their acquisition cost in current Pesos of the corresponding period.

Up to June 30, 1995, additions of gas distribution networks made for no consideration were recorded at their replacement cost at the time of the transfer under the item "Other Income".

According to the resolutions of the Argentine Securities and Exchange Commission adopted in the meetings held on July 28 and August 16, 1995, the gas distribution networks transferred for no consideration or partially funded by third parties by users after December 31, 1995, shall be recorded at the lower of the construction cost or, the one set forth for transfer, and their value to the business.

In the case that the value of the asset added exceeds the value of the consideration assumed by the Company, or if such consideration does not exist, (for no consideration), a cross-entry shall be recorded in an adjustment account, which is shown deducted from Fixed Assets, whose depreciation criterion is equivalent to that for the asset added.

The obligation to partially or totally compensate third parties is recorded as a liability of the Company.

The fixed asset values are disclosed net of the corresponding accumulated depreciation, calculated using the straight-line method, based on the estimated useful lives of the assets.

The Company defers the net costs derived from the financing with third party capitals of construction works which extend in time until they are in start-up conditions. The amount capitalized in fixed assets was Ps. 1,148,298 and Ps. 1,150,189 during the periods ended September 30, 2001 and 2000, respectively.

The value of the Fixed Assets, taken as a whole, does not exceed their recoverable value.

g. Intangible assets

This item includes the acquisition of software and expenses in relation to the Medium-Term Note program for the issuance of Notes to be amortized over a five-year period.

Additions of Intangible Assets made up to August 31, 1995 are recorded at their acquisition cost restated in current Pesos at such date, while additions carried out since September 1, 1995 are disclosed at their acquisition cost in current Pesos of the corresponding period, in both cases net of their corresponding accumulated amortization, according to the straight-line method.

h. Shareholders' Equity

The Capital Stock has been stated at its nominal value.

The Capital Stock Adjustment represents the difference between the nominal value of the capital stock and its adjusted value, based on the fluctuation in the general wholesale price index up to August 31, 1995.

Changes in net worth prior to August 31, 1995 are restated as of that date, while subsequent changes are stated in the currency of the corresponding period.

i. Income tax

The Company determines the accounting charge corresponding to the income tax through the application of the 35% rate in force upon the estimated taxable income for the fiscal year, without regard to the effect of the temporary differences between the accounting and the taxable income/(loss).

j. Income/(expenses)

Income/(expenses) for the period is disclosed at historical values, except for the charges for assets consumed (fixed asset depreciation and intangible asset amortization), which were determined according to the values of such assets.

k. Revenue recognition

The revenue stemming from gas distribution activities is recognized when the service is rendered and charged to the "Unbilled gas consumption" account.

l. Statements of cash flows

The Statement of Cash Flows is presented using the Indirect Method of Alternative D of Technical Resolution No. 9 of the Argentine Federation of Professional Councils of Economic Sciences, considering Cash and Banks and Short-Term Investments as funds.

m. Accounting estimates

The preparation of these financial statements as of a specified date requires that the Company's management performs estimates and assessments that affect the amount of the recorded assets and liabilities and the contingent assets and liabilities disclosed as of the date of these financial statements, as well as the income and expenses recorded during the period. The Company's management makes estimates so as to calculate, among other things, the income tax charge, the unbilled gas consumptions, the discounts to be made to users and the provisions for contingencies, as of a certain date. The actual future results may differ from the estimates and assessments made as of the date of the financial statements.

NOTE 4: BREAKDOWN OF ITEMS

Quarterly Balance Sheet

a. Cash and banks

	As of September 30,	
	2001	2000
	(Pesos)	
Cash	55,100	84,632
Banks (Schedule G)	892,456	4,110,914
Total cash and banks	947,556	4,195,546

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

b. Trade accounts receivable, net

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Customers	28,611,140	27,564,046
Subsidies receivable	86,003,124	54,436,614
Unbilled gas revenue	25,226,140	26,982,451
Receivable to be recovered from users - Producer Price Index (Note 16)	1,917,111	3,529,802
Subtotal	141,757,515	112,512,913
Less: Allowance for doubtful accounts (Schedule E)	(6,694,296)	(6,268,885)
Total	135,063,219	106,244,028
Non-current		
Trade debtors	238,144	--
Subsidies receivable	1,667,752	1,954,721
Receivable to be recovered from users - Producer Price Index (Note 16)	13,042,194	--
Subtotal	14,948,090	1,954,721
Less: Allowance for doubtful accounts (Schedule E)	(1,613,072)	(1,219,581)
Total	13,335,018	735,140
Total trade accounts receivable, net	148,398,237	106,979,168

c. Other receivables

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Tax credits	7,417,666	4,903,745
Other assets to be recovered from users - LPG Plants (Note 3.d)	149,921	244,969
Guarantee deposits	93,998	86,418
Other assets to be recovered as per Section 41 Law 24,076 (Gross sales tax) (Note 14.b)	26,432	21,662
Prepaid expenses	201,665	206,686
Other	210,610	189,534
Total	8,100,292	5,653,014
Non-current		
Judicial deposits (Note 10.b)	940,643	6,122,053
Other assets to be recovered from users - LPG Plants (Note 3.d)	348,092	493,001
Other assets to be recovered as per Section 41 Law 24,076 (Note 14.b)	866,635	882,603
Prepaid expenses	149,680	75,973
Other	253,598	15,454
Total	2,558,648	7,589,084
Total other receivables	10,658,940	13,242,098

d. Trade accounts payable

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Suppliers (Schedule G)	38,907,421	3,500,460
Unbilled by suppliers	17,414,301	25,107,587
Debts payable - Producer Price Index (Note 16)	303,113	542,297
Total	56,624,835	29,150,344
Non-current		
Debts payable - Producer Price Index (Note 16)	1,853,361	--
Total	1,853,361	--
Total trade accounts payable	58,478,196	29,150,344

e. Loans

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Notes (Schedule G)	50,557,000	--
Bank debts (Schedule G)	50,000,000	27,000,000
Letters of credit (Schedule G)	519,615	519,615
Accrued interest (Schedule G)	1,680,264	1,577,527
Total	102,756,879	29,097,142
Non-current		
Notes (Schedule G)	--	50,557,000
Total	--	50,557,000
Total loans	102,756,879	79,654,142

f. Salary and social security payable

	As of September 30,	
	2001	2000
	(Pesos)	
Social security payable	182,494	61,579
Accrual for vacations	1,049,449	1,072,611
Accrual for annual bonus	247,890	232,390
Accrual for bonuses	473,250	506,049
Other	83,297	63,035
Total salary and social security payables	2,036,380	1,935,664

g. Taxes payable

	As of September 30,	
	2001	2000
	(Pesos)	
Value added tax payable, net	1,358,998	2,336,714
Gross sales tax	1,895,044	1,838,555
Income tax provision, net	--	5,544,705
Municipal rates	4,012	9,010
Business indebtedness cost tax	137,279	236,629
Tax amnesty	--	2,066
Other	60,874	56,283
Total taxes payable	3,456,207	10,023,962

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

h. Other liabilities

	As of September 30,	
	2001	2000
	(Pesos)	
Current		
Gas-in-kind payables (Note 13)	1,980,865	1,793,036
Consumer reconnection deposits	155,888	152,723
Unbilled transportation charges	642,578	646,807
Other	611,197	1,655,268
Total	3,390,528	4,247,834
Non-current		
Gas-in-kind payables (Note 13)	12,446,823	16,001,177
Other	1,000	1,000
Total	12,447,823	16,002,177
Total other liabilities	15,838,351	20,250,011

Statement of income

i. Net sales

	For the nine-month period ended September 30,	
	2001	2000
	(Pesos)	
Gas sales	194,754,115	186,918,633
Other sales	1,725,386	1,641,932
Direct taxes on sales	(4,940,814)	(3,224,094)
Total net sales	191,538,687	185,336,471

j. Net financial results

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Generated by assets		
Interest income	2,017,580	1,363,987
Income from investments	160,329	34,067
Other	55,306	--
Total net financial results	2,233,215	1,398,054

k. Other income/(expenses), net

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Other income		
Leases	686,931	631,826
Other	355,765	190,316
Total	1,042,696	822,142
Other expenses		
Fines and sanctions	(63,713)	(84,195)
Other	(183,409)	(105,833)
Total	(247,122)	(190,028)
Total other income/(expenses), net	795,574	632,114

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

1. Extraordinary (loss)

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
Gross income tax amnesty, Provinces of the Patagonia region	(17,910,000)	--
Income tax	6,480,000	--
Total (loss)	(11,430,000)	--

NOTE 5: TERMS OF RECEIVABLES AND LIABILITIES

The breakdown of placements of funds, loans, receivables and liabilities, according to their estimated term of collection or payment, is the following:

Assets

	Investments *(Pesos)*	Trade accounts receivable, net *(Pesos)*	Receivables from related parties *(Pesos)*	Other receivables, net *(Pesos)*
Becoming due				
1st quarter	--	57,602,894	18,314	204,144
2nd quarter	--	--	--	134,306
3rd quarter	--	--	--	59,890
4th quarter	--	--	--	25,924
From 1 to 2 years	--	--	--	743,622
More than 2 years	--	238,144	--	--
Subtotal	--	57,841,038	18,314	1,167,886
Past due	--	73,012,841	--	--
Without any fixed term	416,755	17,544,358	--	9,491,054
Total	416,755	148,398,237	18,314	10,658,940
Not accruing interest	416,755	122,162,085	18,314	10,632,508
At a fixed rate	--	12,543,322	--	26,432
At a floating rate	--	13,692,830	--	--
Total as of September 30, 2001	416,755	148,398,237	18,314	10,658,940
Total as of September 30, 2000	8,429	106,979,168	2,103,706	13,242,098

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

Liabilities

	Trade accounts payable *(Pesos)*	Loans *(Pesos)*	Payables to related parties *(Pesos)*	Salary and social security payable *(Pesos)*	Taxes payable *(Pesos)*	Other liabilities *(Pesos)*	Provisions *(Pesos)*
Becoming due							
1st quarter	23,873,278	95,527,212	2,836,028	513,681	3,456,207	531,197	–
2nd quarter	–	7,229,667	2,075,589	–	–	–	–
3rd quarter	–	–	–	473,250	–	–	–
4th quarter	–	–	–	–	–	–	–
From 1 to 2 years	–	–	–	–	–	–	–
Subtotal	23,873,278	102,756,879	4,911,617	986,931	3,456,207	531,197	–
Past due	32,448,444	–	–	–	–	–	–
Without any fixed term	2,156,474	–	–	1,049,449	–	15,307,154	7,692,076
Total	58,478,196	102,756,879	4,911,617	2,036,380	3,456,207	15,838,351	7,692,076
Not accruing interest	24,391,941	1,680,264	4,911,617	2,036,380	3,456,207	15,838,351	7,692,076
At a fixed rate	1,777,775	100,557,000	–	–	–	–	–
At a floating rate	32,308,480	–	–	–	–	–	–
Total as of September 30, 2001	58,478,196	102,756,879	4,911,617	2,036,380	3,456,207	15,838,351	7,692,076
Total as of September 30, 2000	29,150,344	79,654,142	4,654,178	1,935,664	10,023,962	20,250,011	4,226,491

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

NOTE 6: INTERCOMPANY TRANSACTIONS

	As of September 30,	
	2001	2000
	(Pesos)	
Income/(expenses)		
Camuzzi Gas Pampeana S.A.		
Propane gas purchases	(403,907)	(2,101,362)
Administrative and personnel services	(3,888,987)	(2,673,675)
Assistance service for the transportation of natural gas	(226,604)	(855,859)
Camuzzi Argentina S.A.		
Technical assistance and professional fees	(2,103,210)	(3,156,666)
Maintenance of computer systems fees	--	(29,026)
Expenses reimbursement	(29,982)	163
Sodigas Sur S.A.		
Financial advice services	(450,000)	(450,000)
Energía del Sur S.A.[1]		
Gas sales	--	6,542,609
Edersa S.A.		
Gas sales	444,910	440,614
Electric power purchase	(32,917)	(28,781)
General expenses	--	(4,500)
Distribuidora Gesell Gas S.A.		
Administrative and personnel services	--	2,718
Other operations		
Camuzzi Gas Pampeana S.A.		
Miscellaneous	253,728	294,437
Sodigas Sur S.A.		
Dividends	(23,415,020)	--
Receivables		
Energía del Sur S.A[1]	--	2,059,768
Edersa S.A.	18,314	43,938
	18,314	2,103,706
Payables		
Camuzzi Gas Pampeana S.A.	2,775,528	855,139
Camuzzi Argentina S.A.	2,075,589	3,738,539
Sodigas Sur S.A.	60,500	60,500
	4,911,617	4,654,178

(1) On December 20, 2000, Camuzzi Argentina S.A. sold its interest in Energía del Sur S.A., and therefore the latter is no longer a subsidiary of Camuzzi Gas del Sur S.A.

Camuzzi Gas del Sur S.A.

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES WITH THE NATIONAL GOVERNMENT AND OTHER GOVERNMENTAL AGENCIES

As of September 30, 2001, the breakdown of receivables is as follows:

	Due	To become due
	(Pesos)	
National Government		
- Subsidies	61,905,062	25,765,814
- Commercial	390,295	12,979
Total	62,295,357	25,778,793
Provincial Governments	2,799,440	99,318
Producer Price Index Adjustment (Note 16)	--	12,802,831
Total	65,094,797	38,680,942

In the opinion of the Company, the above-mentioned receivables are considered recoverable.

NOTE 8: CAPITAL STATUS

At September 30, 2001, the Capital status was as follows:

Capital	*(Pesos)*	Approved by: Date	Approved by: Body	Date of Registration with the Public Registry of Commerce
Registered, subscribed and paid in	12,000	November 24, 1992	Articles of Incorporation	December 1, 1992
Registered, subscribed and paid in	138,220,272	December 28, 1992	Ordinary and Extraordinary Shareholders' Meeting	September 10, 1993
Registered, subscribed and paid in	35,793,818	April 19, 1994	Ordinary Shareholders' Meeting	September 16, 1994

NOTE 9: LIMITATION ON PROFIT DISTRIBUTION

Under current Argentine legal requirements, the Company is obligated to allocate 5% of net income per year to a "Legal Reserve" until the total amount of such reserve equals 20% of adjusted capital.

NOTE 10: RESTRICTIONS ON ASSETS

(a) Assets essential for the service

Pursuant to the provisions of the terms and conditions for the privatization of the natural gas distribution services, the Company must obtain ENARGAS's prior consent to sell, assign, encumber or dispose of assets essential for the service. Failure to secure such consent may result in the revocation of the License.

(b) Restriction on funds

As set forth in Note 14.c, as of September 30, 2001, the line item "Other non-current receivables" included Ps. 671,903 corresponding to the attachments levied by several municipalities in connection with the lawsuits related to municipal taxes on use of the easements and other matters.

NOTE 11: MANDATORY INVESTMENTS

Chapter IV of the License provides that the Company undertake a Mandatory Investment Plan for the five-year period starting 1993 through 1997, which includes investing in network pipelines, services, protection against rust and corrosion, communications equipment and SCADA (centralized telemeasurement and control equipment system) amounting to Ps. 11,408,000.

The Company has fulfilled in due time and manner the relevant plan and was notified of such fulfillment by ENARGAS following an operating audit of such investments.

NOTE 12: ISSUANCE OF NOTES

On December 11, 1996, together with Camuzzi Gas Pampeana S.A., Camuzzi Gas del Sur S.A. issued jointly non convertible Notes under a Medium-Term Note Program authorized by certificate No. 136 of the Argentine Securities Commission, dated December 6, 1996.

Such issue was approved by the Board of Directors of the Company on November 12, 1996; the main purpose of this issue was to provide the Company with an important availability of funds in order to (i) refinance Series B of the Notes in an aggregate principal amount of U.S.$90,000,000 issued jointly and severally with Camuzzi Gas Pampeana S.A. under the Notes Program created by the Company's Shareholders' Meeting dated October 25, 1993; (ii) develop its investment plans; (iii) pay up working capital and (iv) refinance other liabilities.

The conditions of the issuance are as follows:

- Aggregate principal amount: U.S.$130,000,000
- Percentage corresponding to Camuzzi Gas del Sur S.A.: 38.89%
- Interest rate: 9 1/4% payable semi-annually in arrears.
- Price: 99.80%.
- Maturity of principal: December 15, 2001.

The aforementioned program was created under a joint issuance with Camuzzi Gas Pampeana S.A., and the two companies will be jointly and severally liable for the payment of interest and principal.

On May 9, 1997, the issued Notes were registered before the United States Securities and Exchange Commission (SEC).

The main restrictions under the offering circular for the issuance of Notes are the following:

(a) Limitations on liens: Neither of the Issuers shall, nor shall either of the Issuers permit any of their respective Subsidiaries to, incur, assume or suffer the existence of any Lien upon its property, assets or revenues, whether now owned or hereinafter acquired, securing any indebtedness of any other person, unless the Notes are equally and ratably secured by such liens, except for:

(i) Liens existing on the Issue Date of the Notes:

(ii) Liens for taxes or other governmental charges not yet due, or which are being contested in good faith by appropriate proceedings; provided, that adequate reserves with respect thereto are maintained on the books of such Issuer or such Subsidiary, as the case may be, in conformity with Argentine generally accepted accounting principles;

(iii) Liens on all or part of any property, assets (including, without limitation, equity interests) or revenues to secure indebtedness incurred solely for purposes of financing the acquisition, construction or installation thereof incurred concurrently with or within 120 days after the completion of such acquisition, construction or installation, or liens on any property, assets (including, without limitation, equity interests) or revenues existing on the date of the acquisition thereof;

(iv) Liens arising in the ordinary course of business which do not secure indebtedness and which (A) are not in effect for a period of more than 60 days, (B) are being contested in good faith by appropriate proceedings, which have the effect of preventing the forfeiture or sale of the property or the assets subject to any such lien, or (C) secure an obligation of less than U.S.$1,000,000;

(v) Any attachment or judgment lien, unless the relevant discharge is filed (A) shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, (B) shall not have been discharged within 60 days after the expiration of any such stay or (C) is for an amount less than U.S.$1,000,000;

(vi) Liens created or deposits made to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, and other obligations of a like nature incurred in the ordinary course of business;

(vii) Any liens imposed by operation of mandatory provisions of applicable law that do not materially affect the Shareholders' Equity of the Issuers' ability to perform its respective obligations under the Notes or the Indenture;

(viii) Liens other than those described in the foregoing clauses (i) through (vii) upon the property, assets or revenues of either or both of the Issuers or any of their respective Subsidiaries securing indebtedness in an aggregate principal amount not in excess of U.S.$10,000,000 (or its equivalent in other currencies) at any time outstanding; and

(ix) Any extension, renewal or replacement, in whole or in part, of any lien described in the foregoing clauses (i) through (viii), provided that (A) such extension, renewal or replacement does not extend to any property other than that originally subject to the liens being extended, renewed or replaced and (B) the principal amount of the indebtedness secured by such lien is not increased.

(b) Maintenance of the Ratio of Net Worth to Consolidated Indebtedness: Neither of the Issuers shall permit the ratio of its Net Worth to its Consolidated Indebtedness to be less than 1.

(c) Restrictions on Sale and Lease-Back Transactions: Neither of the Issuers shall, nor shall either of the Issuers permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property of any character unless (i) such transaction involves a lease for a term of no more than three years by the end of which it is intended that the use of such property by the lessee shall be discontinued, (ii) such transaction is between the Issuers, or between either or both of the Issuers and a Subsidiary, or between Subsidiaries, (iii) the Issuers or any Subsidiary would be entitled to incur indebtedness secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, (iv) the proceeds of such transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of each of the Issuers) and the Issuers apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) (A) the amortization (other than any mandatory amortization, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of either or both of the Issuers or a Subsidiary (other than debt that is subordinated to the Notes or debt to either or both of the Issuers or a Subsidiary) that matures more than 12 months after the creation of such debt or (B) the purchase, construction or development of other comparable property, or (v) such transaction is entered into within 120 days after the initial acquisition by such Issuer or the Subsidiary, as the case may be, of the property subject to such transaction.

(d) Merger, Consolidation or Sale of Assets: Neither of the Issuers will merge into or consolidate with any person or sell, lease, transfer or otherwise convey or dispose of all or substantially all of its assets, whether by one transaction or a series of transactions, to any person, (a) unless, in the case of any such merger or consolidation, (i) such Issuer

is the successor person and (ii) any Noteholder who elects to be guaranteed or repaid upon such merger or consolidation pursuant to Argentine law is so guaranteed or repaid by either of the Issuers, or (b) unless, in the case of any such other transaction, (i) immediately after giving effect to such transaction or series of transactions, no Event of Default or event which, after the giving of notice or the lapse of time or both, would constitute an Event of Default, will have occurred and be continuing, (ii) the successor person is a company that will expressly assume the obligations of such Issuer under the Notes and the Indenture and (iii) such Issuer shall have delivered to the Trustee an officer's certificate and an opinion of counsel stating that such merger, consolidation, sale, lease, transfer or other conveyance or disposition complies with the Notes and that all conditions precedent therein relating to such transaction have been met.

Upon the occurrence of any such merger, consolidation, sale, lease, transfer or other conveyance or disposition of all or substantially all of such Issuer assets, the successor person will succeed to and become substituted for the Issuer or both Issuers, as the case may be, and may exercise every right and power of such Issuer with the same effect as if it had been named in the Notes and the Indenture and, thereafter, such Issuer will be released from its liability as obligor on the Notes and under the Indenture.

On October 16, 2001, Camuzzi Gas del Sur S.A. decided to increase the maximum amount outstanding under the program for the co-issue of notes created by the Company and Camuzzi Gas Pampeana S.A., from a face value of U.S.$200,000,000 or its equivalent in one or more currencies, up to a face value of U.S.$300,000,000 or its equivalent in one or more currencies, expressly ratifying the remaining terms and conditions of such program and extending the term thereof by five years as from the original maturity date.

On October 24, 2001, the Company's Management granted a power-of-attorney to The Boston Investment Group S.A. and BBVA Banco Francés S.A. to structure a syndicated loan for an aggregate amount of U.S.$130,000,000. Within this context, and to the extent that the remaining principal amount is obtained, each of the above-mentioned entities undertook to contribute U.S.$35,000,000. This transaction may be structured in the form of notes.

NOTE 13: CONSTRUCTION FUNDED BY THIRD PARTIES

Construction funded by third parties, which were incorporated into the Company's network during the nine-month periods ended September 30, 2001 and 2000, were the following:

	For the nine-month periods ended September 30,	
	2001	2000
	(Pesos)	
• Value of the consideration given to third parties	1,800,571	1,032,606

On February 8, 1996, ENARGAS issued Resolution No. 269/96, which sets forth that regarding construction fully or partially financed by third party users, such users should receive an allowance based on the difference between the value of the construction and the amount actually allowed for, if any.

By means of ENARGAS Resolution No. 389, dated October 23, 1996, the regulatory entity established the amounts to be recognized to the users mentioned above, according to the business value determined by the Regulatory Authority.

In compliance with this resolution, as regards networks transferred without monetary consideration, the Company recorded during the fiscal year ended 1996, a liability in an amount estimated as the payment price in cubic meters of gas valued according to the effective tariff rate charged to users, which was debited from a reserve set up in previous periods for this purpose. In those projects in which the payments made by the Licensee differed from those set forth by the Regulatory Authority, the liability corresponding to such difference was accounted for. Both liabilities were valued at current tariffs.

Furthermore, on February 3, 1997, by means of Resolution N° 422 the Regulatory Authority set the charges that the Gas Distribution Companies should recognize to third party users financing network extension works; such amount results from the business value set forth by ENARGAS. This Resolution was only applicable to the works transferred to the Licensee Companies during the year 1996.

As regards works to be financed by future customers, commenced and transferred to the net worth of the licensees during the 1997 fiscal year, the Regulatory Authority issued Regulation No. 587, dated March 16, 1998, whereby it established the consideration to be given to the users in accordance with the methodological guidelines included therein.

As of the date hereof, the Company is taking the necessary steps to implement the reimbursement of the cubic meters duly suggested by the ENARGAS.

Subsequently, the ENARGAS, through Order No. 4,688 dated December 30, 1997, modified the criterion previously established by its Resolutions No. 389/96 and 422/96 and Order No. 1877/96, in connection with the obligation of the Distribution Service Licensees to grant provisions to third party users who totally or partially paid undertakings related to new networks or extensions thereof.

This amendment consists, basically, in the replacement of the obligation of such users to file the documentation evidencing their contribution, as called for by the above-mentioned resolutions, by the execution of an affidavit in relation thereof.

The above-mentioned order of ENARGAS has been appealed by the Company on the grounds that it affects its legitimate rights. However, the Company undertook a preliminary study to determine its liability in connection with the compliance with such order. During 1999, such study revealed that if the existing users and the potential users which have transferred assets without monetary compensation are entitled to the discounts set forth in ENARGAS' resolutions, the maximum

increase in the liabilities would amount to Ps. 7.6 million. This amount has been reflected in the Financial Statements as a withdrawal from the voluntary reserve.

During the 2000 fiscal year, a final study was conducted concluding that the maximum discount available with respect to the networks originally transferred without consideration amounts to Ps. 7.1 million, provided that all existing and potential users added to the assets transferred without consideration were entitled to the discounts set forth in the Resolutions of ENARGAS. The difference between the above-mentioned amount and the preliminary estimate made in 1999 was reflected in the financial statements of the 2000 fiscal year as an increase in voluntary reserves.

Once the term set by the regulatory authority for the granting of discounts ends, an analysis of the actual value of each project shall be made upon the basis of the users actually added and of the value to the business, increasing or decreasing the value of the liability as applicable.

As regards the networks transferred for valuable consideration, the liability shall be fixed at the amounts agreed upon with the third party transferors.

NOTE 14: LEGAL AND TAX MATTERS

a. Income Tax

a.1. Transfer of Networks

As a consequence of the notification made by the Argentine Tax Authority for an amount of Ps. 11.1 million in income tax owed and Ps. 22.7 million in interest and fines, objecting to the Company's tax treatment of the networks transferred without consideration for the 1993 through 1995 fiscal years, the Company has filed an appeal with the Argentine Tax Court which is currently pending resolution. After complying with the evidence production order, and after answering an objection submitted by the Tax Authority, the court requested a list of network holders from the expert witnesses and the Company requested that the number thereof be increased. On July 3, 2001, the Company requested the suspension of the expert witnesses' term until a decision regarding such increase is rendered.

Thereafter, the Argentine Tax Court resolved to submit to the Appeals Court *en banc* (*Tribunal Plenario*) the possible consolidation of the claims of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. against the Argentine Tax Authority regarding the transfer of networks, for procedural efficiency. On August 8, 2001, the case was submitted to the Appeals Court *en banc* (*Tribunal Plenario*). As of the date of these Financial Statements, the Court has not ruled on this issue.

a.2. Customer Bad Debts

The Company has filed an Appeal with the Argentine Tax Court with respect to the notification received which objected to the deduction of customer bad debts for 1995. As a consequence, the Tax Authority claimed Ps. 0.1 million in tax owed and Ps. 0.2 million in interest and fines. As of the date hereof, such appeal is pending resolution.

The Argentine Tax Authority was notified of its need to file an answer prior to December 20, 2000. On such date, the Argentine Tax Authority did not answer the appeal. On March 5, 2001, the Argentine Tax Authority was ordered to answer the appeal, which answer was submitted on March 28, 2001. The trial is still in the evidence production stage, while the term to submit expert witness evidence has been extended until October 4, 2001.

On September 27, 2001, the Argentine Tax Authority notified the Company of an administrative proceeding and of the charges filed in relation to taxes deducted as bad debts for the 1996, 1997 and 1998 periods. The disputed tax deductions amount to Ps. 0.5 million (before interest and penalties). The Company is preparing an answer to such claim.

The Company believes, based on the advice of its legal counsel, that an adverse decision in relation to the aforementioned claims is considered not probable.

b. Gross Sales Tax

The Company has received several claims from certain provincial tax authorities requesting the gross sales taxes on subsidies received by the Company.

The Company believes, based on the advice of its legal counsel, that the claims further described hereinbelow are without merit as such subsidies granted by the Federal Government are exempt from provincial taxes. Notwithstanding the foregoing, these valid arguments should be reviewed during ordinary proceedings in order to eventually obtain a final decision from the Argentine Supreme Court of Justice; such proceedings entail long procedural delays. As such legal proceedings are carried out and in order to avoid further harm to the Company, Camuzzi Gas del Sur S.A. has decided to pay under protest the taxes claimed by the different provinces, expressly reserving the right to pursue the matter further. As a result, the Company has made a provision of Ps. 11.4 million in order to pay future expenses, which amount has been recorded under "Extraordinary income/(expenses)".

b.1. As of the date of these Financial Statements, the Company enrolled in existing tax amnesty plans and made payments under protest in the provinces of Río Negro, Neuquén, Chubut and Santa Cruz, expressly reserving its right to pursue the matter further. As of April 2001, the Company has paid, under protest, on a monthly basis, the tax on subsidies in all such jurisdictions.

The amounts paid were as follows:

(a) Río Negro: The Company enrolled in a tax amnesty plan for Ps. 3.0 million, including principal, interest and court costs for the March 1996-December 1998 period. The province forgave 75% of interest owed, 100% of the imposed fines and 65% of the court costs.

(b) Chubut: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 2.8 million, for the April 1993-June 1998 period. The province forgave the aggregate interest owed and the fines.

As requested by the General Revenue Board, the Company has paid, under the tax amnesty plan, the tax applicable to the July 1998-May 2000 period, amounting to principal of Ps. 0.9 million, while interest and fines were forgiven by the province. Furthermore, the Company paid under protest the tax applicable to the June 2000-March 2001 period, amounting to Ps. 0.6 million, plus interest accrued up to the effective date of payment. The General Revenue Board has disregarded a provincial claim of Ps. 0.3 million, in connection with the funds derived from the transfer of networks without monetary compensation.

(c) Neuquén: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 1.3 million, for the January 1993-June 1998 period. The province forgave 15% of the principal amount and the aggregate interest and fines. The Company also paid under protest Ps. 0.7 million, including principal and interest, corresponding to the July 1998-March 2001 period.

(d) Santa Cruz: The Company enrolled in a tax amnesty plan for a principal amount of Ps. 1.7 million. The province forgave 50% of the interest. The Company also paid under protest Ps. 0.8 million, including principal and interest, corresponding to the July 1998-March 2001 period.

As of the date of these financial statements, the following payments are pending:

(a) Río Negro: The Company paid under protest Ps. 1.0 million plus interest as of the effective date of payment for the January 1999-March 2001 period. The Company is negotiating a possible set-off of such amounts against debts owed by the province to Camuzzi Gas del Sur S.A.

(b) Tierra del Fuego: The Company paid under protest Ps. 0.8 million plus interest accrued until the effective date of payment for the July 1996-March 2001 period. The Company is negotiating with the province certain pending commercial issues.

The Company has filed an action with ENARGAS requesting the pass-through to the tariffs of the payments of the gross sales tax on subsidies made in the provinces of Neuquén, Río Negro and Santa Cruz.

As of the date of these Financial Statements, the Argentine Treasury ("*Secretaría de Hacienda*") has not decided on the ENARGAS' request asking for a prompt determination with respect to the taxable basis of the gross sales tax on subsidies.

b.2. Province of Tierra del Fuego: As of the date of these Financial Statements, the proceeding relating to the extraordinary request filed by the Company due to the rejection of a claim (*demanda contencioso administrativa*) amounting to Ps. 0.9 million, of which

Ps. 0.6 million corresponds to gross sales taxes and Ps. 0.3 million corresponds to interest for gross sales taxes on subsidies, for the January 1993 through June 1996 periods is still pending. The Company paid the amount claimed. As a consequence of such payment, the Company requested the reimbursement thereof.

On August 22, 2001, the Company was notified of the *in límine* rejection of the answer timely filed to the assessment of a Ps. 0.5 million fine for the non-payment of the gross sales tax on subsidies for the January 1993-June 1996 period. The Company is preparing the applicable defense thereto.

b.3. Province of Buenos Aires: The Company has completed the payment of the installments corresponding to the tax amnesty program pursuant to the provisions of the Provincial Law 11,808 (Official Gazette July 10, 1996), to pay the gross sales tax applicable to the periods from December 1995 to June 1996, due to the change of criteria used by the Province of Buenos Aires requiring that the Company pay gross sales tax on its total sales and not on the distribution margin.

Through Resolution No. 544 dated November 17, 1997 and pursuant to the applicable regulations, ENARGAS authorized the pass-through on to the tariffs of the tax liabilities incurred as a result of the legal changes in the payment of the tax in accordance with the methodology set forth in note No. 108 dated January 12, 1998.

As of September 30, 2001, the receivable to be recovered totalled Ps. 73,479, of which Ps. 26,432 is recorded under "Other Current Accounts Receivable" and Ps. 47,047 is reflected under item "Other Non-Current Accounts Receivable".

c. Municipal Taxes

The Distribution License grants the Licensee underground rights of way for no consideration. The license authorizes the Licensee to pass through to consumers any cost increase attributable to a municipal tax levied and ratified by a court.

The following are the most significant claims for payment received by the Company in relation to taxes on underground rights:

Municipality of Viedma, Province of Río Negro: This municipality brought a claim for the 1993 and 1994 periods totalling Ps. 246,000 in principal and Ps. 36,700 in interest and legal costs. After complying with several procedures, the Company has filed with the Federal Supreme Court a petition to reconsider such claim, which petition reversed a judgement by the Supreme Court of the Province of Río Negro. Thereafter, upon the subsequent judgement rendered by the Supreme Court of the Province providing for federal jurisdiction, the Federal Court of the First Instance declared itself incompetent to hear the case, ordered that the parties be notified and considered the process valid up to the answer to the notice of defenses. In response to the judgement rejecting the defense of competence filed, the Company appealed such judgement, which appeal was resolved in favor of the Company. The Municipality filed an extraordinary appeal, which was answered by the Company in June 2001.

On July 6, 2001, the Company was notified of the Court's decision rejecting the extraordinary appeal filed by the Municipality. Thereafter, the Municipality appealed such decision with the Argentine Supreme Court, which resolution is pending.

The Company made deposits with the court to pay judicial taxes totalling Ps. 263,352, plus Ps. 62,720 to cover interest and legal costs and, subsequently, Ps. 128,654 to cover fees, of which Ps. 139,131 and Ps. 16,387 were recovered by the Company. Notwithstanding the foregoing, the Company has set up a provision for Ps. 362,672 which is included under "Provisions".

In addition, the Municipality brought a summary executory claim against the Company for Ps. 148,148 in principal and Ps. 35,359 in interest and legal costs due for the 1995 period. The Company deposited with the court Ps. 176,731.

As the Company's appeal was rejected, the Company filed a request for nullity which the Supreme Court of the Province accepted only with respect to the defense of competence.

The Federal Supreme Court of Justice reviewed the merits of the defense of incompetence duly filed by the Company and stated that the Federal Court of the First Instance was competent to hear the case. Such court considered the process valid up to the answer to the notice of defenses. Subsequently, the Court rejected the defense of competence and the Company appealed the Court's decision, which appeal was favorable for the Company.

On April 9, 2001, the Company was notified that the Federal Court of Appeals of General Roca reversed the first instance court judgement accepting the Company's grounds. The Court stated that "... the determination of debt for the use of underground ways in the municipality is not applicable because it is contrary to the above-mentioned federal rule" (chapter VI, Public Domain Use Rules, section 6.1 Public Domain Use). The Municipality filed an extraordinary request, which was duly answered by the Company. Upon notice of the denial of the extraordinary request filed by the Municipality, the Municipality appealed to the Argentine Supreme Court which, as of the date hereof, is pending resolution.

The Company has set up a provision of Ps. 137,630, which is included under "Provisions".

Municipality of Neuquén - Province of Neuquén: As a consequence of the rejection of the request for nullity filed by the Company after compliance with all the legal procedures, the Municipality levied an attachment for an amount of Ps. 160,746 in connection with an original claim of Ps. 66,524 in principal and Ps. 33,260 in interest and legal costs for the 1993 period.

Subsequently, the Municipality filed a revised schedule of the Company's debt for Ps. 150,746, including principal, interest and court fees. The claimant's attorneys continue to pursue collection of the debt through judicial action. Having verified that the difference between the amount attached and the determination made by the Municipality did not result in a balance in favor of the Company, the latter reversed the attachment against the provision previously set up, which amounted to Ps. 167,242.

In relation to the subsequent claim filed for the April 1996 - May 1997 period for an amount of Ps. 97,421 which amount corresponds to principal, the Municipality has decided to suspend any

further proceeding until the Supreme Court of Justice of the Province decides the case of the Company against said Municipality in connection with taxes levied on the use of easements.

Municipality of Comodoro Rivadavia, Province of Chubut: The Municipality claimed Ps. 643,221 in taxes for the use of easements from the first six months of 1996 up to the first six months of 2000.

The Company answered the claim in a timely manner and is presently awaiting a resolution by the Municipality.

Municipality of Zapala, Province of Neuquén: The principal amount of the claim totals Ps. 816,073 corresponding to the periods between 1993, 1994, 1995 and January to November 1996.

The Company has filed a request for reconsidering such claim.

On May 17, 2000, the Municipality filed an amended claim totalling Ps. 1,525,720, including the November 1993 through May 2000 period.

The Company answered the amended claim in a timely manner and also requested a decision regarding the original claim, and is presently awaiting a resolution by the Municipality.

Municipality of Villa Regina, Province of Río Negro: The principal amount of the claim totals Ps. 1,939,343, before penalties and other expenses. The Company has filed its response to such claim, and is presently awaiting a resolution by the Municipality.

Municipality of Cutral-Có, Province of Neuquén: On September 22, 2000, the Company was notified of judgment delivered by the Argentine Supreme Court. Such judgment formally accepts the extraordinary request filed by the Company and revokes the appealed judgment, declaring the invalidity of all the proceedings made before the provincial courts to the extent that they are in conflict with the Federal Court sitting in the city of Zapala. At present, the file is at the Supreme Court. These proceedings relate to a request for payment of Ps. 133,992 in principal and Ps. 8,600 in interest and legal costs for the period from January 1993 through October 1996. The Municipality levied an attachment of Ps. 10,664. The Company has set up a provision of Ps. 71,296, which is included under the item "Provisions".

In addition, the Municipality has filed another claim for the payment of Ps. 144,300 in principal for the period from November 1996 through November 1999, plus Ps. 41,000 in interest and legal costs. The Municipality brought an action for the collection of such amount and levied a Ps. 185,300 attachment. The Company opposed the claim. A judgement against the Company was entered and, in response, the Company filed an appeal which is currently pending resolution.

Thereafter, the Municipality decided to abandon the proceeding against Camuzzi Gas del Sur S.A. The judge ordered the reimbursement of the attached sum, which will likely be available in October 2001. The Company has recovered the provision set up for Ps. 92,650.

In the opinion of the Company, except for the lawsuits with the Municipalities of Viedma, Cutral Có, and Neuquén for which reserves have been established, an adverse decision in relation to the aforementioned claims is considered not probable.

d. Stamp tax

As regards stamp tax the situation is as follows:

d.1 Province of Río Negro:

d.1.1 Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for stamp taxes on agreements relating to irrevocable offers for natural gas transportation entered into with the Company after taking control, and informed the Company that it will file the relevant appeal.

On April 6, 2001, the transportation company notified the Company that the General Revenue Board had rejected the request filed, thus ending the administrative stage set forth in the tax rules. As such, the General Revenue Board is entitled to file a judicial claim.

Furthermore, TGS S.A. has notified that in order to review the matter before a tribunal, it must deposit the aggregate amount of the claimed tax.

As of the date hereof, the Company has received no notice of the status of the appeal from the Revenue Board of the Province. If Transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 7.8 million from the Company, excluding interest as of the effective date of payment, of which Ps. 2.6 million corresponds to taxes and Ps. 5.2 million corresponds to penalties.

In addition, Transportadora Gas del Sur S.A. notified the Company of the rejection of the request to reconsider the claim for payment of the tax on agreements transferred by Gas del Estado, for which the National Government is fully responsible and has informed the Company that it will file the relevant appeal. As of the date hereof, the Company has not been notified of such claim. If transportadora Gas del Sur S.A. were obligated to pay the aggregate amount claimed, it could seek reimbursement of Ps. 0.3 million from the Company, excluding interest as of the effective date of payment, Ps. 0.15 million of which corresponds to taxes and Ps. 0.15 million corresponds to penalties. If the Company were obligated to pay such amounts, it would seek reimbursement from the National Government.

Transportadora de Gas del Sur S.A. has filed an action for declaratory judgment with the Argentine Supreme Court requesting that the claim be declared unconstitutional. The Court accepted the preliminary injunction requested by

such company, ordering the Province to refrain from acting until the Court rules on the matter.

d.1.2 Furthermore, the General Revenue Board has claimed the payment of the tax relating to irrevocable offers for natural gas sales to customers. On February 9, 2001, the Company filed requests for Administrative Appeal after the timely filed requests to reconsider were rejected. The aggregate amount claimed totals Ps. 0.6 million, Ps. 0.2 million of which corresponds to taxes and Ps. 0.4 million corresponds to interest and penalties (50% payable by the Company). As of the date of these Financial Statements, the Company has not received an answer to the requests filed.

In the opinion of the Company and its legal counsel, considering the manner in which the agreements were documented, an adverse resolution in relation to the aforementioned claims is not probable.

d.2 Province of Tierra del Fuego:

The Company filed an answer to the Previous Notice made by the Revenue Board of the Province of Tierra del Fuego, Antártida and South Atlantic Islands, claiming the assessment of stamp tax in connection with the different instruments arising from the privatization of the natural gas distribution under Law No. 24,076 and which together represent the legal measures aimed at privatizing the activity, amounting to Ps. 0.14 million before interest or penalties. The Company is currently awaiting resolution.

d.3 Province of Neuquén:

d.3.1 The Revenue Board of the Province of Neuquén gave definitive notification of the assessment made on the irrevocable offers for the purchase of gas, issued jointly with Camuzzi Gas Pampeana S.A. and purchase orders to suppliers for an aggregate amount of Ps. 10.3 million (50% payable by the Companies). Camuzzi Gas del Sur S.A. answered the claim, which is pending resolution.

As of September 30, 2001, the Company set up a provision of Ps. 0.6 million for such assessment.

d.3.2 Additionally, the Revenue Board of the province established the payment of the stamp tax on the transfer of assets assigned to the service, as a result of the privatization of Gas del Estado. The aggregate amount totals Ps. 1.8 million, of which Ps. 0.5 million corresponds to 100% of the tax, Ps. 0.4 million corresponds to interest and Ps. 0.9 million corresponds to penalties. This claim was filed jointly against Gas del Estado and the Company. The Company has filed its answer, which, as of the date hereof, is pending resolution.

d.3.3 On April 3, 2001, the Revenue Board notified the Company of a tax reassessment for the same amount timely assessed by the Revenue Board, with respect to the stamp tax of Ps. 0.7 million relating to 100% of the tax and a Ps. 2.1 million fine, stemming from gas

transport agreements entered into with Transportadora de Gas del Sur S.A., before privatization, at which time Gas del Estado was the sole shareholder of the Company.

The Company informed the *Dirección Nacional de Normalización Patrimonial*, the Liquidation Entities Coordinator and Gas del Estado that, in accordance with the provisions of the Transfer Agreement, any national, provincial or municipal stamp tax assessed on agreements related thereto shall be borne by Gas del Estado or the National Government.

The Company filed a request to reconsider against the Revenue Board determination, which request is pending resolution.

In the opinion of the Company and its legal counsel, an adverse resolution with respect to such claims is considered not probable.

d.4 Province of Santa Cruz:

On December 29, 1999, the Revenue Board of the Province of Santa Cruz served a notice of administrative proceedings, assessing a debt in relation to the Stamp Tax on gas irrevocable purchase offers entered by the Company and Camuzzi Gas Pampeana S.A. The claim filed by the company amounts to Ps. 7.5 million, corresponding to 100% of the tax (50% payable by the Company). Furthermore, the General Revenue Board has filed a claim against the Company and Camuzzi Gas Pampeana S.A. for Ps. 1.5 million, corresponding to 100% of the tax (50% payable by the Companies).

The Company, jointly with Camuzzi Gas Pampeana S.A., filed defenses in relation to the notice received, which defenses have not been answered as of the date hereof.

The Company believes, based on the advice of its legal counsel, that it has a strong defense to be filed in light of the manner in which the agreements were documented. Therefore, an adverse resolution in relation to the aforementioned claim is considered not probable.

Furthermore, the Company has answered the notice of the administrative proceedings without assessment of debt pursuant to which the Tax Sub-Secretary granted a term for the Company to make payment of the lien corresponding to the irrevocable offers for the transport of natural gas or file an answer and offer evidence in support of its right. As of the date hereof, the Company has not received a reply to the issues raised in the answer. Transportadora Gas del Sur S.A. has also been notified of an assessment of debt on the same grounds, which notice has been timely informed to the Company. In the event that Transportadora Gas del Sur S.A. were obligated to pay the amount claimed, it could seek reimbursement of Ps. 0.9 million in taxes from the Company, excluding interest as of the effective date of payment.

In the opinion of the Company and its legal counsel, and considering the manner in which the agreements were drafted, the Company has strong defenses to allege in a judicial

action and therefore, an adverse resolution in relation to the aforementioned claim is not probable.

e. Regulatory aspects

On March 24, 1998, the ENARGAS, through resolution 588/98, ordered Camuzzi Gas del Sur S.A. to reimburse approximately Ps. 4.5 million to the users for "non-compliance with the gas quality standards set forth in the License and Resolution 113/94, under the terms of Chapter X of the License", for the period from January 1996 to March 1997. The Regulatory Authority's methods for determining the amount of the claim and the period covered were objected by the Company with the Secretariat of Energy.

Furthermore, on January 7, 1999, the Secretariat of Energy issued a preliminary technical ruling pursuant to which it interpreted that the requirements of ENARGAS apply to the September 1996-March 1997 period. As of the date hereof, the issue of the final judgment by such entity is pending.

On June 10, 1998, ENARGAS imposed a sanction on Camuzzi Gas del Sur S.A. due to the deficient quality of the gas supplied to the users of Zapala, ordering reimbursement of the amounts received in such regard (Resolution No. 629/98). The Company appealed the decision with the Argentine Ministry of Economy, which rejected the appeal through Resolution No. 653/00.

On June 21, 2001, ENARGAS issued Note ENRG GD/GDyE/GAL/D/No. 2671 assessing the aggregate amount to be reimbursed to the users of Zapala and to the Province of Neuquén, in accordance with the provisions of Resolution No. 629/98 of ENARGAS and Resolution No. 653/00 of the Argentine Ministry of Economy.

As of the date of these Financial Statements, the Company has reimbursed approximately Ps. 1.3 million to users.

The Company set up a provision of approximately Ps. 2.8 million to satisfy those claims.

The Company considers such amount to be sufficient to cover such claims.

f. Others

On August 8, 1998, the Ministry of Economy and Public Works and Services filed a claim for Ps. 0.7 million for differences in amounts collected on overdue invoices. Schedule XXI of the Share Transfer Agreement provides that Camuzzi Gas del Sur S.A. is responsible for collecting such amounts for Gas del Estado S.E.

Subsequently, the plaintiff appealed the termination of the action by lapse of time ordered by the judge. The judgment of the Court of Appeals confirmed the termination, thereby ending the proceeding.

On June 6, 2001, a new claim was filed against the Company, which claim was timely answered. At present, the trial is in the evidence production stage.

As of the date of these Financial Statements, the Company duly set up a provision of Ps. 0.2 million to satisfy the claim.

NOTE 15: FIVE-YEAR TARIFF REVIEW

On June 30, 1997, the *Ente Nacional Regulador del Gas* issued Resolution No. 467 whereby it approved the five-year tariff review and established new values for the K and X factors corresponding to each tariff subsector. Such values will be applicable during the 1998-2002 five-year period.

The incorporation of these two factors (with K representing the Investment factor and X representing the Efficiency factor) has been contemplated within the existing tariff scheme. Such factors will be added and subtracted respectively from the margin of distribution and, therefore, will affect the final tariff for the next five-year period.

During 1997, Camuzzi Gas del Sur S.A. submitted its proposed investments for the determination of the K factor, which, once reviewed by the ENARGAS, were approved at the end of October 1997 for the Buenos Aires Sur, Tierra del Fuego, and Santa Cruz subareas. Likewise, and due to the particularities of the area, the creation of the Cordillerana subarea with a K factor related to support works in the respective pipeline has been approved.

ENARGAS defined an efficiency factor (X) of 4.6 % for Camuzzi Gas del Sur S.A. as of January 1, 1998, which considers the improvements to be achieved in that respect in the next five-year period, thus maintaining the fair and reasonable profitability set forth by the Gas Law.

NOTE 16: PRODUCER PRICE INDEX

The Natural Gas Network Transportation and Distribution Licensees entered into an agreement with ENARGAS, extending as a one-time exception the PPI (Producer Price Index) adjustment set forth as a tariff adjustment in section 41 of Law No. 24,076, section 41 of Decree 1738/92 and clause 9.4.1.1 of the Distribution License.

On July 17, 2000, the Company entered into a new agreement with the National Government establishing:

- The methodology for passing through to the tariffs the consolidated debt at June 30, 2000 accrued as a consequence of the differences for the January - June 2000 period (for the 3.78% increase in the PPI applicable to such period), plus interest, to be recovered is as follows: (a) 30%, between July 1, 2000 and April 30, 2001 and (b) 70%, between October 1, 2000 and April 30, 2001.

- The creation of a PPI Stabilization Fund as of July 1, 2000 with the differences between the rates applied and the rates that should have been applied under the Regulatory Framework since July 2000.

On July 17, 2000, this agreement was ratified by the Argentine Executive Branch through Decree No. 669/00.

On August 18, 2000, the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerk's Office No. 15, accepted the provisional remedy requested by the Official Counsel for the People Ombudsman under file "Official Counsel for the People versus Argentine State - Argentine Executive Branch - ME Decree 1738/92 and another concerning ordinary proceedings", and decided to suspend the application of Decree 669/00.

On August 30, 2000, ENARGAS notified the Company through Note No. 3480 that, in accordance with the judicial decision, the tariff to be applied as from July 1, 2000 shall recognize the tariff level in force prior to the suspension of the decree, that is to say, the tariff approved for May 2000, until a final judicial decision is issued.

On September 7, 2000, the Company's shareholders notified the Argentine Federal Court with jurisdiction over Administrative Matters No. 8, Clerks's Office No. 15, that, pursuant to the specific procedures for resolving disputes provided under section VII of the Treaty between the Argentine Republic and the United States on Mutual Investment Promotion and Protection, approved by Law 24,124 and section 8 of the Treaty between the Argentine Republic and Italy on Mutual Investment Promotion and Protection, approved by Law 24,122, which grant the foreign investors the power to submit the dispute to international arbitration before the International Center for Settling Differences Related to Investments (*CIADI*), which depends from the World Bank (which ranks above the law, according to section 75, subsection 22, of the Argentine Constitution), the Company found itself forced not to consent to the jurisdiction of the Argentine courts to hear cases on the matter.

On September 14, 2000, the Company sent a note to ENARGAS, notifying it of its decision to make amicable inquiries in accordance with the Treaties on Mutual Investment Promotion and Protection entered into by the Argentine Republic with the United States and Italy. Furthermore, the Company requested the revocation of Note No. 3480, on the grounds that it clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00, and consequently requested the application of the tariff schedules submitted to said Enforcement Authority on June 16, 2000.

On September 21, 2000, ENARGAS answered the note sent by the Company and stated that:

- ENARGAS does not agree with the Company's opinion that Note No. 3480 "clearly exceeds the scope of the judicial measure which only suspended the effects of Decree 669/00".

- In the opinion of ENARGAS, "significant controversies and uncertainty with respect to the scope of the provisional remedy" arise from the recitals and the resolution of the judicial proceedings.

- Notwithstanding the foregoing, ENARGAS noted that the Judge stated that the plaintiff had "requested as a provisional remedy an order not to apply increases in tariffs for the transportation and distribution of gas based on indexation grounds".

- Although the provisional remedy consisted of the suspension of the application of Decree 669/00, which referred to the adjustment of tariffs by the PPI, despite the above-mentioned uncertainty, it would be improper to approve the tariff schedules submitted by the Company during June 2000, since they contained the challenged adjustment.

- ENARGAS had filed an appeal with the Argentine Court of Appeals with jurisdiction over Administrative Matters against such remedy.

Within this context, the Company filed an appeal with the Secretariat of Energy in connection with the tariff schedule effective as from January 1, 2001, requesting the review of the provisions of ENARGAS Note No. 3480 and the PPI tariff adjustment method.

Furthermore, the National Treasury Authority, representing ENARGAS and the Argentine Executive Branch, confirmed the validity of the PPI variation.

On October 5, 2001, the *Cámara Nacional en lo Contencioso Administrativo Federal No. 5* confirmed by majority the judgement rendered by the *Juzgado Nacional en lo Contencioso Administrativo Federal No. 8, Secretariat 15*, upholding the suspension of the application of Decree 669/00 and, therefore, based upon the statements of the ENARGAS set forth in Note No. 3480, the application of the PPI tariff adjustment method, in accordance with section 41 of Law No. 24,076 and Decrees No. 1738/92 and 2255/92 ("Basic Rules of the License" (BRL)).

Further, pursuant to the provisions of item 9.8 of the BRL which contemplate that the "Freezing, administrations and/or controls of prices" are not applicable to the tariff regime, the Company considers that in the event the adjustment could not be passed through, the actual distribution of gas to clients continues to obligate the government to reimburse such adjustment to the Company.

Based on the above-mentioned grounds, the Company has included the relevant net income in these Financial Statements by reclassifying receivables and liabilities in relation to the terms set forth in the Agreement approved by Decree No. 669, and the following amounts have been accrued:

- A current receivable of Ps. 1,917,111, corresponding to the adjustment by PPI in the sales for the January 1, 2000 through June 30, 2000 period.

- A non-current receivable of Ps. 13,042,194 corresponding to the adjustment by PPI in the sales for the July 1, 2000 through September 30, 2001 period, including Ps. 498,872 of interest.

- A current debt of Ps. 303,113 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the January 1, 2000 through June 30, 2000 period.

- A non-current debt of Ps. 1,853,361 corresponding to the adjustment by PPI in the purchase of natural gas and transport for the July 1, 2000 through September 30, 2001 period, including Ps. 75,586 of interest.

NOTE 17: NON-CURRENT INVESTMENTS

On August 27, 2001, the Company acquired the 100% of the shares of CS Sur S.A.

NOTE 18: EVENTS SUBSEQUENT TO THE CLOSING

On October 16, 2001, the Ordinary and Extraordinary General Shareholders' Meeting resolved to increase the maximum amount outstanding under the program for the co-issue of notes (See Note 12).

Camuzzi Gas del Sur S.A.

Fixed Assets

For the nine-month periods ended September 30, 2001 and 2000

Schedule A

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Transfers (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	DEPRECIATION					Net carrying value as of September 30,	
						Accumulated as of beginning of year (Pesos)	Of the period			Accumulated as of end of period (Pesos)		
							Amount[1] (Pesos)	Transfers (Pesos)	Deductions (Pesos)		2001 (Pesos)	2000 (Pesos)
Land	1,698,577	--	--	--	1,698,577	--	--	--	--	--	1,698,577	1,712,877
Condominiums	4,170,600	--	--	--	4,170,600	210,007	63,865	--	--	273,872	3,896,728	3,981,854
Buildings	6,779,341	910	1,599,615	--	8,379,866	2,172,948	190,623	--	--	2,363,571	6,016,295	4,960,415
Facilities	8,750,980	18,889	--	--	8,769,869	1,980,116	234,370	--	--	2,214,486	6,555,383	6,805,889
Gas pipelines	78,448,572	--	--	--	78,448,572	23,602,660	1,368,397	--	--	24,971,057	53,477,515	53,005,803
Main and secondary pipelines	35,523,388	--	--	--	35,523,388	6,947,561	690,800	--	--	7,638,361	27,885,027	28,592,500
Distribution networks	140,653,276	3,182,247	(362,962)	--	143,472,561	28,923,176	3,228,141	--	--	32,151,317	111,321,244	105,888,979
Machinery and equipment	2,594,700	224,050	--	--	2,818,750	733,163	88,970	--	--	822,133	1,996,617	1,811,109
Pressure reduction stations	12,378,879	--	99,098	--	12,477,977	1,631,480	286,171	--	--	1,917,651	10,560,326	8,222,034
Processing equipment	9,208,487	--	(3,130,766)	--	6,077,721	2,420,378	190,245	(1,245,435)	--	1,365,188	4,712,533	6,261,711
Industrial plants	--	--	3,130,766	--	3,130,766	--	117,163	1,245,435	--	1,362,598	1,768,168	--
Vehicles	4,269,076	44,638	17,156	(35,959)	4,294,911	3,129,325	204,720	--	(35,959)	3,298,086	996,825	1,313,992
Furniture and office equipment	994,277	68,552	--	--	1,062,829	348,183	48,918	--	--	397,101	665,728	632,442
Gas meters	22,887,511	1,362	726,761	(538,203)	23,077,431	7,225,674	823,385	--	(239,865)	7,809,194	15,268,237	14,898,921
Gas cylinders	475,214	--	--	--	475,214	159,063	25,784	--	--	184,847	290,367	293,238
Works in progress	11,235,370	8,555,945	(1,541,526)	--	18,249,789	--	--	--	--	--	18,249,789	21,485,774
Computer equipment	1,745,185	135,232	--	--	1,880,417	1,180,069	193,381	--	--	1,373,450	506,967	615,783
Communications equipment	4,378,666	33,572	599,819	--	5,012,057	2,305,091	355,236	--	--	2,660,327	2,351,730	2,154,683
Material at warehouses	1,560,429	1,546,061	(713,181)	(872,788)	1,520,521	--	--	--	--	--	1,520,521	2,019,475
Advances to suppliers	1,241,070	310,738	(424,780)	--	1,127,028	--	--	--	--	--	1,127,028	1,120,108
Total as of September 30, 2001	348,993,598	14,122,196	--	(1,446,950)	361,668,844	82,968,894	8,110,169	--	(275,824)	90,803,239	270,865,605	--
Total as of September 30, 2000	333,239,879	13,812,550	--	(947,223)	346,105,206	72,539,370	7,806,951	--	(18,702)	80,327,619	--	265,777,587

Notes:

(1) The accounting allocation of depreciation charges for the period is described in Schedule H.
The amortization rates vary in accordance with the remaining useful life assigned to the assets received as of the time of the transfer, taking into account the characteristics of such assets, the state thereof and the renewal plans.

Camuzzi Gas del Sur S.A.

Intangible Assets

For the nine-month periods ended September 30, 2001 and 2000

Schedule B

Principal account	Value as of beginning of year (Pesos)	Additions (Pesos)	Deductions (Pesos)	Value as of end of period (Pesos)	AMORTIZATION				Net carrying value as of September 30,	
					Accumulated as of beginning of year (Pesos)	Current period				
						Annual Rate %	Amount[1] (Pesos)	Accumulated as of end of period (Pesos)	2001 (Pesos)	2000 (Pesos)
Organizational and pre-operating expenses and expenses relating to the issuance of FRNs	2,659,282	--	--	2,659,282	2,432,510	20	176,094	2,608,604	50,678	285,617
Computer software expenses	1,010,063	225,948	--	1,236,011	191,656	20	118,098	309,754	926,257	299,377
Total as of September 30, 2001 . . .	3,669,345	225,948	--	3,895,293	2,624,166	--	294,192	2,918,358	976,935	--
Total as of September 30, 2000 . . .	3,196,942	14,727	(102,688)	3,108,981	2,307,454	--	216,533	2,523,987	--	584,994

Note:

(1) The accounting allocation of amortization charges for the period is described in Schedule H.

Camuzzi Gas del Sur S.A.

Interests in other companies

Quarterly Balance Sheet as of September 30, 2001 and 2000

Schedule C

Denomination of the securities	Number of shares	Adjusted cost value (Pesos)	Book value (Pesos)	Equity value (Pesos)	Information on the issuer					Capital interest held %
					Principal line of business	Income as of September 30, 2001 (Pesos)	Total capital (Pesos)	Net worth (Pesos)		
Non-current investments										
CS Sur S.A.	12,000	12,000	12,000	12,000	Selling of liquid gas in bottles and/or cylinders and/or in bulk	--	12,000	12,000		100.00
Total as of September 30, 2001	12,000	12,000	12,000	12,000						

Camuzzi Gas del Sur S.A.

Investments

For the nine-month periods ended September 30, 2001 and 2000

Schedule D

Issuer and securities	Number N.V.	Market Value	Value Recorded as of September 30,	
			2001 *(Pesos)*	2000 *(Pesos)*
INVESTMENTS				
Investment funds				
ABN-Amro Bank	413,901	1.000000	413,901	--
Shares				
INDUPA S.A.I.C.	14,710	0.194000	2,854	8,429
TOTAL INVESTMENTS			416,755	8,429

Camuzzi Gas del Sur S.A.

Allowances and Provisions

For the nine-month periods ended September 30, 2001 and 2000

Schedule E

Item	Balances at beginning of year *(Pesos)*	Additions *(Pesos)*	Deductions *(Pesos)*	For the nine-month periods ended September 30, 2001 *(Pesos)*	For the nine-month periods ended September 30, 2000 *(Pesos)*
DEDUCTED FROM ASSETS					
Allowance for doubtful accounts .	7,909,460	(1) 397,908	--	8,307,368	7,488,466
DEDUCTED FROM LIABILITIES					
Lawsuits	4,024,820	(2) 770,531	(2) 870,512	3,924,839	4,226,491
Tax amnesty	--	(3) 11,430,000	7,662,763	3,767,237	--
Total	11,934,280	12,598,439	8,533,275	15,999,444	11,714,957

Notes:

(1) Charged to Selling Expenses in Schedule H.

(2) Ps. 727,181 charged to Administrative Expenses in Schedule H.

(3) Charged to Extraordinary income/(loss) (Note 4.1).

Camuzzi Gas del Sur S.A.

Cost of Sales

For the nine-month periods ended September 30, 2001 and 2000

Schedule F

	For the nine-month periods ended September 30,	
	2001 (*Pesos*)	2000 (*Pesos*)
Inventories at the beginning of the year		
Natural Gas	522,345	1,038,084
Plus:		
Purchases		
Gas purchases for customers	95,786,054	91,039,686
Gas purchases for processing	1,094,000	1,255,511
Gas transportation capacity purchases for customers	15,377,872	15,312,151
Gas transportation capacity purchases for processing	45,841	33,180
Expenses (according to Schedule H)		
Related to gas sales to customers	20,894,806	20,863,549
Related to gas processing	2,341,945	2,251,069
Less:		
Natural Gas (at the end of the period)	(708,791)	(652,826)
Cost of sales	135,354,072	131,140,404

Camuzzi Gas del Sur S.A.

Foreign Currency Assets and Liabilities

Quarterly Balance Sheet as of September 30, 2001 and 2000

Schedule G

	Type and amount of foreign currency		Current exchange rate	Amount in Argentine currency as of September 30, 2001 (Pesos)	2000 (Pesos)
CURRENT ASSETS					
Cash and banks	U.S.$	74,171	1.0000	74,171	133,223
Total current assets	U.S.$	74,171	--	74,171	133,223
Total assets	U.S.$	74,171	--	74,171	133,223
CURRENT LIABILITIES					
Suppliers	U.S.$	32,448,442	1.0000	32,448,442	669,669
Loans:					
Banco Río	U.S.$	7,209,271	1.0000	7,209,271	3,250,743
Banco Francés	U.S.$	--	1.0000	--	5,069,041
Banco ITAU Buen Ayre	U.S.$	5,004,658	1.0000	5,004,658	--
Scotiabank	U.S.$	4,653,820	1.0000	4,653,820	--
Banco General de Negocios	U.S.$	--	1.0000	--	8,762,132
Banca Nazionale del Lavoro	U.S.$	10,004,931	1.0000	10,004,931	--
Banque Nationale de Paris	U.S.$	3,802,082	1.0000	3,802,082	5,032,877
Bank of Tokio	U.S.$	4,501,973	1.0000	4,501,973	--
Banco Supervielle	U.S.$	4,030,685	1.0000	4,030,685	--
Banco Comercial	U.S.$	3,002,466	1.0000	3,002,466	--
Bank Boston	U.S.$	8,080,168	1.0000	8,080,168	5,068,220
Bank Boston - Letter of credit	U.S.$	532,848	1.0000	532,848	537,153
Notes - Principal	U.S.$	50,557,000	1.0000	50,557,000	--
Notes - Interest	U.S.$	1,376,977	1.0000	1,376,977	1,376,976
Total current liabilities		135,205,321	--	135,205,321	29,766,811
NON-CURRENT LIABILITIES					
Notes - Principal	U.S.$	--	--	--	50,557,000
Total non-current liabilities		--	--	--	50,557,000
Total liabilities		135,205,321	--	135,205,321	80,323,811

Camuzzi Gas del Sur S.A.

Information required under Art. 64, clause (b) of Law 19,550

For the nine-month periods ended September 30, 2001 and 2000

Schedule H

Item	Fixed assets expenses *(Pesos)*	Operating expenses		General and administrative expenses *(Pesos)*	Selling expenses *(Pesos)*	Financial expenses *(Pesos)*	For the nine-month period ended September 30,	
		Gas sales *(Pesos)*	By-products *(Pesos)*				2001 *(Pesos)*	2000 *(Pesos)*
Salaries and other benefits	233,378	4,846,186	542,079	3,409,628	2,174,473	-	10,972,366	11,049,386
Social security payable	-	1,374,364	148,943	889,272	616,964	-	3,029,543	2,824,948
Directors and Syndics fees	-	-	-	75,000	-	-	75,000	213,750
Fees for professional services	-	-	2,879	1,458,750	-	-	1,461,629	1,083,141
Technical operator advice fees	-	2,103,210	-	-	-	-	2,103,210	3,156,666
Sundry materials	-	985,298	114,507	-	-	-	1,099,805	952,203
Third party services and supplies	-	1,073,626	82,214	222,926	889,849	-	2,268,615	2,485,758
Postage and telecommunications expenses	-	288,219	16,114	454,327	95,886	-	854,546	779,842
Leases	-	199,902	3,371	130,256	66,504	-	400,033	298,214
Transportation and freight	-	51,357	1,895	33,464	17,086	-	103,802	86,011
Easements	-	310,893	-	-	-	-	310,893	230,620
Office supplies	-	114,290	2,871	74,471	38,022	-	229,654	213,936
Travel and hotels	-	287,732	42,971	93,961	95,724	-	520,388	478,207
Insurance premiums	-	101,652	7,456	69,639	35,556	-	214,303	192,623
Fixed assets maintenance and repair	-	1,094,938	14,725	156,879	80,097	-	1,346,639	462,613
Amortization of fixed assets	-	7,443,077	142,947	347,035	177,110	-	8,110,169	7,806,951
Amortization of intangible assets	-	-	-	294,192	-	-	294,192	216,533
Taxes, rates and contributions	-	396,973	116	1,956,835	131,189	-	2,485,113	1,360,836
Advertising	-	-	-	-	132,826	-	132,826	179,866
Allowance for doubtful accounts	-	-	-	-	397,908	-	397,908	772,163
Banking expenses and fees	-	-	-	456,186	-	-	456,186	346,636
Financial operations interest	1,148,298	-	-	-	-	6,935,746	6,935,746	2,947,071
Exchange differences	-	-	-	-	-	25,866	25,866	3,039
Other interest	-	-	-	-	-	939,621	939,621	634,085
Miscellaneous expenses	-	223,089	39,797	997,431	74,211	-	1,334,528	782,056
Liquid processing	-	-	1,179,060	-	-	-	1,179,060	1,166,746
Total as of September 30, 2001	1,381,676	20,894,806	2,341,945	11,120,252	5,023,405	7,901,233	47,281,641	-
Total as of September 30, 2000	1,150,189	20,863,549	2,251,069	8,762,726	5,262,361	3,584,195	-	40,723,900

Camuzzi Gas del Sur S.A.

Consolidated Business Highlights

For the nine-month periods ended September 30, 2001 and 2000

COMMENTS ON THE ACTIVITIES FOR THE PERIOD

Gross gas sales for the period increased to Ps. 194.7 million. Sales are broken down as follows: Industries (10%), Residential Users (68%), Commercial Users (18%), Transportation services to Industries (2%), and Others (2%).

Gas deliveries during the period accounted for 1,760.8 million m^3 representing an average daily volume of deliveries of 6.45 million m^3. Additionally, 252.2 million m^3 of gas were transported to Industries. 72% of the firm transportation capacity contracted was used.

Costs of gas and transportation totalled Ps. 96.9 million and Ps. 15.4 million, respectively, during the period.

Moreover, no expenses associated with contingencies were incurred as a result of contractual obligations (T.O.P. "Take or Pay") for gas purchases. Operations were further made in the gas purchase Spot market (ENARGAS Decree No. 1020).

With respect to gas deliveries, no expenses were incurred as a result of contingencies for operations during the period. The levels of deliveries and use of transportation capacity was strong taking into account the season corresponding to the period.

During the period, 11,455 new customers were connected to the network, reaching 420,687 total customers at September 30, 2001. The number of customers increased by 2.8% without taking into account disconnections for lack of payment.

The LPG Storage and Vaporization plant in the city of Tecka was made operational, allowing the distribution of vaporized propane through the city's distribution network.

Under the program to decrease the amount of unrecorded gas, modifications to the gas measurement station feeding the city of Tres Arroyos, located near the PM190 of TGS, were implemented. The meter installed in our measurement point was small and did not allow accurate monitoring of the measurement used by TGS for billing.

Renewal and reinforcement activities on the distribution networks and supply branches in the provinces of Río Negro, Neuquén and Chubut commenced.

Due to better weather conditions, the by-pass of the Cordillerano pipeline located in the bed of the Collón Curá reservoir of the Piedra del Águila dam was made operational again.

Telemeasurement works included in the Budget aimed at tele-controlling operative variables such as flow and pressure at the regulating plants commenced.

Under the exchange program between Camuzzi Gas del Sur and Camuzzi Gazometri, with the attendance of the engineer Giorgio Clhapoutakis, the research to define a framework for the use of IR Free Cells under the joint investigation program related to steel pipeline cathodic protection issues was completed.

The courses on cathodic protection for Operating Units technicians were conducted. The issues analyzed were: natural environment, microbiologic corrosion and metallic corrosion.

The Company is continuing its program to detect network leaks in accordance with current safety standards and as conducted in previous periods, achieving significant improvements in the respective measurement ratios.

Reconditioning of the control system at the LPG Plants of Gobernador Costa, General San Martín, Camarones and Río Senguer was completed.

The implementation of ISO 14000 quality standards is being conducted as scheduled.

Emergency response tests were conducted as scheduled. Company personnel participated in such tests as supervisors and satisfactorily evaluated the results.

An emergency test was conducted at Cañadon Seco Plant to evaluate the status of the plant's emergency systems.

A safety audit was conducted at the Trelew operating unit.

The training of inspectors of CNG stations was conducted as scheduled.

Procedures for CNG station inspections, noise measurement at Regulating Plants and odor controls at Odorization plants were reviewed.

During the period under consideration, the Safety and Environmental audit was received from Sempra Energy International.

The strong devaluation of Argentine assets on international markets is aggravating the economic recession. In Argentina, skepticism regarding the possibilities of regaining a sustainable growth and the fragility of the tax conditions led to a strong decrease in deposits in the financial system. As a consequence, the Argentine Government adopted the "zero deficit" tax policy, establishing that budgeted expenses will be incurred only to the extent that those expenses do not exceed tax revenue. This measure was supported by a new loan from the IMF of U.S.$5 billion, plus the commitment of another U.S.$ 3 billion for liabilities management operations. Following this strategy, the fall of deposits was reversed, although the increase in interest rates and the outstanding decrease in credit will translate into a negative change in GDP by the end of the year.

As of September, the Stock Exchange (measured by the Merval index) has suffered an accumulated 55% decline as compared to its January high. In turn, the implicit premium in the yield of sovereign bonds remains above 15%.

During the period, the Company sought to optimize the use of its cash flow in order to maintain an adequate availability of funds necessary to meet its working capital needs and to proceed with its investment plan, within the context of the intermittent flow of payment of gas subsidies by the Argentine Government.

Financial investments during the period totalled Ps. 397.5 million, with an average term of 1.5 days and an average rate of 12.91%.

Aggregate accumulated borrowings during the period totalled Ps. 2,679.8 million, with an average term of 3.5 days and rate of 12.94%.

The Company invested Ps. 14.1 million in Fixed Assets during the period.

COMPARATIVE CONSOLIDATED ASSET AND LIABILITY STRUCTURE

	As of September 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Current assets	145,266,927	118,857,549	100,388,456	93,452,102	102,101,941
Non-current assets	287,736,206	274,686,805	263,927,965	258,847,144	245,303,351
Total	433,003,133	393,544,354	364,316,421	352,299,246	347,405,292
Current liabilities	180,868,522	83,335,615	60,922,213	53,013,442	42,949,906
Non-current liabilities	14,301,184	66,559,177	66,561,231	58,975,297	55,518,020
Subtotal	195,169,706	149,894,792	127,483,444	111,988,739	98,467,926
Shareholders' Equity	237,833,427	243,649,562	236,832,977	240,310,507	248,937,366
Total	433,003,133	393,544,354	364,316,421	352,299,246	347,405,292

COMPARATIVE CONSOLIDATED PROFIT AND LOSS STRUCTURE

	For the nine-month periods ended September 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Operating profit	40,040,958	40,170,980	36,437,778	31,865,715	32,364,356
Other income and (expenses), net	795,574	632,114	399,303	(878,481)	233,089
Financial and holding (loss)/gain, net	(5,668,018)	(2,186,141)	(2,595,967)	(2,546,328)	(1,695,094)
Income tax	(10,346,269)	(11,286,527)	(12,491,092)	(11,386,943)	(8,297,468)
Ordinary income	24,822,245	27,330,426	21,750,022	17,053,963	22,604,883
Extraordinary income	(11,430,000)	--	--	--	--
Net income/(loss) for the period	13,392,245	27,330,426	21,750,022	17,053,963	22,604,883

CONSOLIDATED FINANCIAL RATIOS

	As of September 30,				
	2001	2000	1999	1998	1997
			(Pesos)		
Liquidity ratio	0.80	1.43	1.65	1.76	2.38
Indebtedness ratio	0.82	0.62	0.54	0.47	0.40

STATISTICAL DATA

	For the nine-month periods ended September 30,				
	2001	2000	1999	1998	1997
			(cubic meters, in thousands)		
Volume of natural gas available for sale[1]	1,760,847	2,043,414	2,207,731	1,867,438	1,870,245
Sales volume of natural gas[1]	1,992,299	2,011,289	2,180,746	1,836,617	1,821,064
Sales volume of propane gas injected through the network	26,936	25,219	20,580	18,895	20,624

[1] Not including the volume of transportation to industries.

OUTLOOK FOR THE REMAINDER OF THE 2001 FISCAL YEAR

The Company's plan of operations for the year 2001 has been prepared assuming that the client base will increase approximately 3% as compared to the same period of the previous fiscal year.

The plan focused on the efficiency of the supply operations (gas and transportation) will continue to be implemented, as well as the optimization of the allocation of resources and investments.

Michael Morgan
President

Camuzzi Gas del Sur S.A.

Additional information required by Section 68 of the Regulations of the Buenos Aires Stock Exchange

1. None.

2. None.

3. a. Receivables

Past due:

	Pesos
Up to 3 months	25,021,426
Up to 6 months	3,134,467
Up to 9 months	12,042,627
Up to 1 year	15,929,782
Up to 2 years	14,815,247
More than 2 years	2,069,292
	73,012,841

Liabilities

Past due: Pesos 32,448,444

b. Receivables

Demand, without any fixed maturity: Pesos 27,035,412

Liabilities

Demand, without any fixed maturity: Pesos 26,205,153

c. Receivables not yet due

	Pesos
Up to 3 months	57,825,352
Up to 6 months	134,306
Up to 9 months	59,890
Up to 1 year	25,924
From 1 to 2 years	743,622
More than 2 years	238,144
	59,027,238

Liabilities not yet due

	Pesos
Up to 3 months	126,737,603
Up to 6 months	9,305,256
Up to 9 months	473,250
Up to 1 year	--
From 1 to 2 years	--
	136,516,109

4. Receivables

	In local currency		In foreign currency	
	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*	Bearing interest *Pesos*
Current receivables	129,462,563	13,719,262	--	--
Non-current receivables	3,350,344	12,543,322	--	--
Total	132,812,907	26,262,584	--	--

Pursuant to the Service Regulations, if a customer fails to pay any service invoice at maturity, interest will accrue on the unpaid portion at a rate equal to 150% of the interest rate for 30-day local currency deposits charged by *Banco de la Nación Argentina* from the date they become due and until payment is actually made.

Liabilities

	In local currency		In foreign currency		In kind
	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*	Bearing interest *Pesos*	Non-interest-bearing *Pesos*
Current liabilities	43,682,334	--	1,820,228	133,385,095	1,980,865
Non-current liabilities	76,586	1,777,775	--	--	12,446,823
Total	43,758,920	1,777,775	1,820,228	133,385,095	14,427,688

5. Not applicable.

6. None.

7. The amount included in the Inventories caption corresponds to Natural Gas; due to its little significance and high turnover, the physical stocktaking of inventories is not considered meaningful.

8. Note 3 to the Financial Statements describes the criteria used for the appraisal.

9. None.

10. None.

11. None.

12. See Notes 3.e, 3.f, and 3.g to the Financial Statements.

13.

Item	Insured Amounts (Pesos)	Risk covered	Accounting Value (Pesos)
Buildings, condominiums and furniture and office equipment	12,694,481	Full coverage	10,578,751
Subtotal	12,694,481		10,578,751
Facilities	2,254,131	Full coverage	6,555,383
Pressure reduction stations	17,158,739	Full coverage	10,560,326
Processing equipment	31,578,535	Full coverage	4,712,533
Computer and communications equipment	1,100,000	Full coverage	2,858,697
Vehicles	128,800	Theft, fire and destruction	996,825
Total insured	64,914,686		36,262,515

14. None.

15. See Note 14 to the Financial Statements.

16. Not applicable.

17. None.

18. None.

Buenos Aires, October 31, 2001

Michael Morgan
President

TRANSLATION

CAMUZZI GAS DEL SUR

November 2, 2001

To the
Bolsa de Comercio de Buenos Aires

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as President of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements for the nine month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 60 of the Supervisory Committee's Meeting held on October 31, 2001, approving the above-mentioned accounting documents. Three single copies of such document are also attached; and

(iii) a copy duly signed in original of Minutes No. 158 of the Board of Directors' Meeting held on October 31, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D6021G\LETTER84.CGS; December 18, 2001

61

RECYCLED



Buenos Aires, 02 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Estados Contables al 30/09/01 de la sociedad controlada IV Invergas S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con domicilio en Av. Alicia Moreau de Justo 240, piso 3°, (1107) Capital Federal, fascímile n° 4891-2240, a los efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada IV Invergas S.A. correspondientes a los períodos de nueve meses iniciados el 1 de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional. Se adjuntan asimismo tres copias simples de la referida documentación.

(ii) copia certificada del acta de Comisión Fiscalizadora n° 12 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia debidamente suscripta en original del acta de Directorio n° 23 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES A LOS PERIODOS DE NUEVE MESES

INICIADOS EL 1° DE ENERO DE 2001 Y 2000

Y FINALIZADOS EL 30 DE SEPTIEMBRE DE 2001 Y 2000



I.V. Invergas S.A.



I. V. Invergas S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001
Correspondientes al período de nueve meses iniciado el 1° de enero de 2001 y finalizado el 30 de septiembre de 2001

Presentados en forma comparativa con igual período del ejercicio anterior, expresados en pesos

Denominación: I.V. Invergas S.A.

Domicilio Legal: Av. Alicia M. de Justo 240 - 3° piso - Capital Federal

Actividad principal: Inversión

Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 23 de diciembre de 1998
	De las modificaciones (última): 30 de enero de 2001

No. de inscripción en la Inspección General de Justicia: 15.970

Fecha de vencimiento del Estatuto o Contrato Social: 23 de diciembre de 2097

Denominación de la sociedad controlante: Camuzzi Gas Pampeana S.A.

Domicilio Legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal

Actividad principal: Prestación del servicio público de distribución de gas natural

Participación en el patrimonio y en los votos: 99,999972%

COMPOSICION DEL CAPITAL

Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
3.512.000	Ordinarias Escriturales	1	3.512.000	3.512.000

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Balance Trimestral Consolidado al 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

	30.09.01 $	30.09.00 $		30.09.01 $	30.09.00 $
ACTIVO			PASIVO		
ACTIVO CORRIENTE			PASIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	6.408	186.492	Cuentas por Pagar (Nota 3.e)	76.393	305.832
Inversiones	41.059	45.950	Préstamos (Nota 3.f)	114.975	45.894
Créditos por Ventas (Nota 3.b)	306.875	465.279	Deudas Sociedades Art. 33 Ley 19.550 y Soc.		
Otros Créditos (Nota 3.c)	533.366	287.818	Relacionadas (Nota 4)	1.667.241	568.603
Otros Activos (Nota 3.d)	-	86.400	Deudas Fiscales (Nota 3.g)	570.476	447.881
			Otros Pasivos (Nota 3.h)	174.602	180.729
			Previsiones	82.859	82.859
Total del activo corriente	887.708	1.071.937	Total del pasivo corriente	2.686.548	1.631.598
ACTIVO NO CORRIENTE					
Otros Créditos (Nota 3.c)	4.406.966	3.589.481			
Bienes de Uso (Anexo "A")	112.191	97.333			
Activos Intangibles	215.424	299.998			
Otros Activos (Nota 3.d)	3.692.260	3.142.906			
			TOTAL DEL PASIVO	2.686.548	1.631.598
Total del activo no corriente	8.426.841	7.129.718	Participación de terceros en Sociedades Controladas	2	2
			PATRIMONIO NETO	6.627.999	6.570.055
TOTAL DEL ACTIVO	9.314.549	8.201.655	TOTAL DEL PASIVO Y PATRIMONIO NETO	9.314.549	8.201.655

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

01774

I.V. Invergas S.A. y Subsidiaria
Estado de Resultados Consolidado
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
Ventas Netas (Nota 3.l)	604.199	360.352
Costo de Ventas (Anexo "F")	(496.156)	(471.862)
Ganancia / (Pérdida) Bruta	108.043	(111.510)
Gastos de Comercialización	(382.316)	(144.354)
Gastos de Administración	(310.943)	(283.642)
(Pérdida) Operativa	(585.216)	(539.506)
Otros Ingresos y Egresos (Nota 3.j)	447.252	-
Resultados Financieros y por Tenencia (Nota 3.k)		
Generados por Activos	329.963	422.634
Generados por Pasivos	(84.539)	(2.737)
Impuesto a las Ganancias	-	(34.352)
Participación de terceros en Sociedades Controladas	-	1
Ganancia / (Pérdida) del Período	107.460	(153.960)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria

Estado de Origen y Aplicación de Fondos Consolidado

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	53.123	2.918.821
(Disminución) de los fondos	(5.656)	(2.686.379)
Fondos al cierre del período	47.467	232.442
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	107.460	(153.960)
Más: partidas que no representan erogación de fondos		
-Depreciación de Bienes de Uso	18.269	16.506
-Amortización de Activos Intangibles	100.190	92.380
-Valor Residual de Bajas de Bienes de Uso	10.542	4.918
-Compras devengadas no pagadas	16.278	41.279
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	438.248	512.520
-Aumento Previsión para Deudores Incobrables	252.213	79.096
-Disminución de Otros Activos	472.374	-
-Provisión Impuesto a los Ingresos Brutos	15.186	7.982
-Variación Deudas Fiscales	54.159	-
-Aumento de Otros Pasivos	-	16.747
	1.377.457	771.428
Menos: partidas que no representan orígenes de fondos		
-Disminución Previsión Deudores Incobrables	(47.491)	-
-Aumento de Otros Créditos	(932.225)	(545)
-Intereses Devengados y no Cobrados	(502.682)	(335.620)
-Ventas Devengadas y no Cobradas	(356.956)	(495.646)
-Disminución de Otros Pasivos	(1.906)	(5.600)
	(1.841.260)	(837.411)
Participación de terceros en Sociedades Controladas	-	(1)
Fondos (Aplicados) a las Operaciones	(356.343)	(219.944)
Otras Aplicaciones de Fondos		
-Disminución de Otros Pasivos	(4.314)	(148.761)
-Disminución Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	-	(270.086)
-Disminución de Deudas Fiscales	(21.132)	(400.309)
-Adquisición de Bienes de Uso	(44.584)	(75.605)
-Altas de Activos Intangibles	(46.760)	(123.269)
-Aumento de Otros Activos	(223.797)	(1.703.050)
-Disminución de Cuentas por Pagar	(561.125)	(286.724)
Total Otras Aplicaciones de Fondos	(901.712)	(3.007.804)
Total Aplicaciones de Fondos - Transporte	(1.258.055)	(3.227.748)

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Estado de Origen y Aplicación de Fondos (Continuación)

	30.09.01 $	30.09.00 $
Total Aplicaciones de Fondos - Transporte	(1.258.055)	(3.227.748)
<u>Orígenes de Fondos</u>		
-Disminución Créditos Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	104.544	29.905
-Aumento Deudas Soc. Art. 33 Ley 19.550 y Soc. Relacionadas	240.000	-
-Aumento Préstamos Financieros	114.975	45.894
-Disminución de Otros Créditos	440.487	58.465
-Disminución de Créditos por Ventas	352.393	407.105
Total Orígenes de Fondos	1.252.399	541.369
(Disminución) de los fondos	(5.656)	(2.686.379)

Las notas y anexos que se acompañan son parte integrante de los Estados Contables Consolidados.

Alfonso de Lafarrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Baruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 170
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

01777

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

Como consecuencia de la aplicación de la Resolución General N° 368/01 de la Comisión Nacional de Valores, que establece que los estados contables consolidados deben ser presentados siguiendo el procedimiento establecido en la Resolución Técnica Nro. 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la Sociedad ha consolidado línea por línea su Balance General al 30 de septiembre de 2001 y 2000, los Estados de Resultados y de Origen y Aplicación de Fondos por los ejercicios finalizados en dichas fechas, con los estados contables de aquella sociedad en la que posee los votos necesarios para formar la voluntad social.

Las partidas no monetarias incluidas en los Estados Contables al 30 de septiembre de 2001 y 2000, han sido reexpresadas en moneda constante hasta el 31 de agosto de 1995, no conteniendo actualizaciones posteriores a esa fecha.

Se han utilizado los Estados Contables de la sociedad controlada Distribuidora Gesell Gas S.A. al 30 de septiembre de 2001, con el objeto de determinar su valor patrimonial proporcional y proceder a su consolidación.

NOTA 2: CRITERIOS DE VALUACION

Los Estados Contables de la Sociedad Controlada han sido confeccionados sobre la base de criterios uniformes a los aplicados por I.V. Invergas S.A. para la elaboración de sus Estados Contables.

Adicionalmente, los criterios de valuación de mayor relevancia utilizados en la preparación de los Estados Contables de la Sociedad Controlada y no explicitados en la nota de criterios de valuación de la controlante, son los siguientes:

a) Otros Créditos

- Créditos por Contribución de Mejoras

Los trabajos correspondientes a la red distribuidora de gas domiciliaria, se financian con la contribución de mejoras, aplicable a los frentistas propietarios o titulares a título de dueños de las parcelas correspondientes al éjido urbano de la ciudad de Villa Gesell.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Las obras ejecutadas son de pago obligatorio para los propietarios o poseedores a título de dueño de los inmuebles beneficiados. Dicha obligación se documenta a través de certificados de deuda, los cuales son emitidos por la subdistribuidora y presentados a la Municipalidad de Villa Gesell para su convalidación. La Municipalidad certifica que se ha ejecutado la obra de construcción de redes, otorgando al certificado la calidad de Título Ejecutivo en los términos del art. 521 del Código Civil. El cobro de los créditos por contribución de mejoras es exigible a los diez días de notificada la liquidación conformada por la autoridad municipal. Dicha notificación queda suficientemente cumplida mediante la publicación de un edicto en el Boletín Oficial.

Los créditos por contribución de mejoras se encuentran valuados a su valor nominal con más los intereses devengados al cierre del período.

b) Otros Activos

- Corrientes:

Al 30 de septiembre de 2000 corresponde a la Planta de almacenamiento y vaporización de GLP que fuera desafectada para su venta. La misma ha sido valuada a su valor estimado de recupero.

- No Corrientes:

Corresponden a la proporción del costo de la obra relacionado con el ingreso a reconocer por los certificados de deuda por contribución de mejoras en poder del Municipio de Villa Gesell (Ver Nota 5). Asimismo, se incluyen los costos por las obras efectuadas por el segundo tramo de las obras convenidas con el Municipio de Villa Gesell. Una vez habilitadas, dichos costos constituirán un crédito a recuperar por contribución de mejoras. (Ver Nota 2.a)

c) Bienes de Uso

Los Bienes de Uso incorporados hasta el 31 de agosto de 1995 han sido reexpresados a dicha fecha, mientras que las incorporaciones posteriores han sido valuadas a su costo de adquisición en moneda corriente del período a que corresponden, en ambos casos netos de depreciaciones acumuladas.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 2: (Continuación)

Las depreciaciones se calculan siguiendo el método de la línea recta, cuya alícuota se determina en base a la vida útil asignada a los bienes.

Los valores de los Bienes de Uso en su conjunto no exceden su valor recuperable.

d) Activos Intangibles

Corresponden a los gastos de organización relacionados con el proceso de conversión de la red de distribución de gas domiciliaria a efectos de posibilitar la distribución de gas natural, y a los costos incurridos en el desarrollo de sistemas. Los gastos de organización se amortizan de acuerdo con el método de la línea recta en un período de tres años computados sobre base mensual.

e) Impuesto a la Ganancia Mínima Presunta

La Ley N° 25.063 estableció el impuesto a la ganancia mínima presunta por el término de diez ejercicios anuales. Este impuesto es complementario del impuesto a las ganancias, ya que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta grava el 1% de la renta potencial de ciertos activos, siendo la obligación fiscal de la sociedad el mayor de ambos impuestos. El pago de este impuesto puede ser computado como un pago a cuenta del impuesto a las ganancias a ser determinado dentro de los próximos diez períodos fiscales.

f) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos, excepto los cargos por activos consumidos (depreciación de bienes de uso y amortización de activos intangibles) que se determinaron en función de los valores de dichos activos.

g) Reconocimiento de ingresos

El reconocimiento contable de los ingresos por distribución de gas se produce en el momento de la prestación del servicio, con débito a la cuenta "Consumos de gas no facturados".

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: COMPOSICION DE LOS RUBROS

Balance Trimestral

a) Caja y Bancos	30.09.01 $	30.09.00 $
Caja y Fondo Fijo	5.348	13.800
Bancos	1.060	172.692
Total	6.408	186.492

b) Créditos por Ventas

Deudores por Ventas	229.870	445.202
Créditos a Recuperar de Usuarios – Producer Price Index	63.948	-
Consumos de Gas no Facturados	85.030	91.258
Subtotal	378.848	536.460
Menos: Previsión Deudores Incobrables	(71.973)	(71.181)
Total	306.875	465.279

c) Otros Créditos
- Corrientes:

Créditos por Contribución de Mejoras (Nota 2.a)	420.155	248.692
Anticipo del Impuesto a las Ganancias (Nota 6)	38.729	32.377
Impuesto a la Ganancia Mínima Presunta – Pago a cuenta del Impuesto a las Ganancias (Nota 6)	199.049	88.418
Diversos	17.101	12.887
Subtotal	675.034	382.374
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(141.668)	(94.558)
Total - Transporte	533.366	287.816

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 3: (Continuación)

	30.09.01 $	30.09.00 $
Total Otros Créditos Corrientes - Transporte	533.366	287.816
- No Corrientes:		
Créditos por Contribución de Mejoras (Nota 2.a)	5.872.155	4.782.175
Depósitos en Garantía	2.850	2.850
Subtotal	5.875.005	4.785.025
Menos: Previsión por Incobrabilidad de Créditos por Contribución de Mejoras	(1.468.039)	(1.195.544)
Total	4.406.966	3.589.481
Total Otros Créditos	4.940.332	3.877.297

d) Otros Activos

	30.09.01 $	30.09.00 $
- Corrientes:		
Bienes de Uso desafectados para la venta (Nota 2.b)	-	86.400
Total	-	86.400
- No Corrientes:		
Obras en Curso (Nota 2.b y Nota 5)	3.692.260	3.142.906
Total	3.692.260	3.142.906
Total Otros Activos	3.692.260	3.229.306

e) Cuentas por pagar

	30.09.01 $	30.09.00 $
Proveedores	51.913	305.632
Deuda a pagar - Producer Price Index	24.480	-
Total	76.393	305.632

f) Préstamos

	30.09.01 $	30.09.00 $
Adelantos en Cuenta Corriente	114.975	45.894
Total	114.975	45.894

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

g) Deudas Fiscales

	30.09.01 $	30.09.00 $
Impuesto al Valor Agregado	463.856	335.828
Provisión Impuesto sobre los Ingresos Brutos	15.186	13.508
Provisión Impuesto a la Ganancia Mínima Presunta (Nota 6)	84.078	88.418
Impuestos Provinciales y Municipales	7.358	6.653
Retenciones del Impuesto a las Ganancias	-	3.474
Total	570.478	447.881

h) Otros Pasivos

	30.09.01 $	30.09.00 $
Consumidores por Déposito en Garantía	1.150	2.481
Bonificaciones a otorgar	950	-
Otras Cuentas por Pagar	172.502	178.248
Total	174.602	180.729

Estado de Resultados

i) Ventas Netas

	30.09.01 $	30.09.00 $
Ventas de Gas	627.044	399.007
Ventas de Otros Conceptos	29.724	12.178
Impuestos Directos sobre Ventas	(52.569)	(50.833)
Total	604.199	360.352

j) Otros Ingresos y Egresos

	30.09.01 $	30.09.00 $
Resultado por Contribución de Mejoras	868.132	-
Costo por Construcción de Red	(472.694)	-
Recupero Previsión Deudores Incobrables	47.491	-
Diversos	4.323	-
Total Otros Ingresos y Egresos - Ganancia	447.252	-

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Notas a los Estados Contables Consolidados (Continuación)

NOTA 3: (Continuación)

k) Resultados Financieros y por Tenencia	30.09.01 $	30.09.00 $
Generados por Activos		
Intereses	325.271	398.382
Renta de Títulos y Acciones	-	24.198
Diversos	4.692	54
Total	329.963	422.634
Generados por Pasivos		
Intereses Financieros	(83.657)	(2.629)
Intereses por Deudas Fiscales	(882)	(108)
Total	(84.539)	(2.737)
Resultados Financieros Netos - Ganancia	245.424	419.897

NOTA 4: **OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550 Y SOCIEDADES RELACIONADAS**

Resultados - Ganancia / (Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas Pampeana S.A.		
-Compra de gas natural	(329.697)	(295.355)
-Servicios administrativos y de personal	(205.382)	(173.019)
-Reintegro gastos de administración	(7.662)	(32.542)
-Diversos	(81.378)	(1.800)
Sodigas Sur S.A.		
-Servicios administrativos y de personal	(11.898)	-
Otras Operaciones		
Camuzzi Gas Pampeana S.A.		
-Adquisición de materiales de almacén	(37.553)	(22.539)
-Servicios administrativos y de personal	-	(19.377)
-Reintegro gastos de administración	-	(85.944)
-Préstamos recibidos	(490.000)	(400.000)

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 4: (Continuación)

	30.09.01 $	30.09.00 $
Camuzzi Gas del Sur S.A.		
-Servicios administrativos y de personal	-	(2.718)
Deudas		
- Camuzzi Gas Pampeana S.A.	1.655.343	568.603
- Sodigas Sur S.A.	11.898	-
Total	1.667.241	568.603

NOTA 5: CERTIFICADOS DE DEUDA POR CONTRIBUCION DE MEJORAS EN PODER DEL MUNICIPIO DE VILLA GESELL

A la fecha de los presentes Estados Contables se encuentran en poder de la Municipalidad de Villa Gesell certificados de deuda por contribución de mejoras correspondientes a Distribuidora Gesell Gas S.A. por un total de $ 281.776, los cuales fueron oportunamente presentados para su convalidación, no siendo exigible su cobro al 30 de septiembre de 2001. (Ver Nota 2.a).

Asimismo, se incluyen $ 126.798 en Otros Activos No Corrientes correspondientes a la proporción del costo de la obra relacionado con el ingreso a reconocer al momento de verificarse la exigibilidad de los mencionados certificados. (Ver Nota 2.b y Nota 3.d).

NOTA 6: IMPUESTO A LAS GANANCIAS Y GANANCIA MINIMA PRESUNTA DE LA SOCIEDAD CONTROLADA

Al 30 de septiembre de 2001, la Sociedad Controlada como contribuyente del Impuesto a las Ganancias ha generado un quebranto impositivo de aproximadamente $ 1.442.000 que podrá ser compensado con futuras utilidades impositivas.

Tal como se menciona en Nota 2.e y Nota 3.c y 3.g, Distribuidora Gesell Gas S.A., debe pagar el Impuesto a la Ganancia Mínima Presunta.

Dicho pago puede ser computado como pago a cuenta del Impuesto a las Ganancias a ser determinado dentro de los próximos diez períodos fiscales.

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 6: (Continuación)

En virtud de las proyecciones efectuadas por la Sociedad Controlada, la Gerencia estima la absorción del quebranto impositivo. En consecuencia, el importe a pagar correspondiente al impuesto a la ganancia mínima presunta ha sido reconocido como un crédito.

NOTA 7: **CAPITALIZACION DE APORTES IRREVOCABLES DE LA SOCIEDAD CONTROLADA**

Con fecha 2 de noviembre de 1999 la Sociedad Controlada recibió $ 3.500.000 de I.V. Invergas S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. De Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Bienes de Uso Consolidados

Anexo "A"

Cuenta Principal	Valor al comienzo del ejercicio $	Altas $	Transferencias $	Bajas $	Valor al cierre del período $	DEPRECIACIONES: Acumuladas al comienzo del ejercicio $	DEPRECIACIONES: Del período – Monto $	DEPRECIACIONES: Acumuladas al cierre del período $	Neto Resultante al 30.09.01 $	Neto Resultante al 30.09.00 $
Instalaciones	410	-	-	-	410	82	30	112	298	338
Maquinarias y Equipos	11.081	3.130	-	-	14.211	1.277	1.068	2.343	11.868	10.081
Rodados	47.169	-	-	-	47.169	15.166	7.075	22.241	24.928	34.362
Muebles y Útiles	3.259	-	-	-	3.259	652	244	896	2.363	2.889
Medidores para Gas	19.189	-	28.874	-	48.063	816	1.442	2.258	45.805	15.594
Equipos de Computación	13.914	-	-	-	13.914	9.276	3.479	12.755	1.159	5.797
Equipos de Comunicación	1.070	290	-	-	1.360	428	204	632	728	695
Mejoras sobre inmuebles de terceros	30.460	-	-	-	30.460	5.777	4.727	10.504	19.956	26.259
Redes de Distribución	-	950	-	-	950	-	2	2	948	-
Materiales en Almacenes	2.390	41.164	(28.874)	(10.542)	4.138	-	-	-	4.138	1.518
TOTAL AL 30.09.01	128.942	45.534	-	(10.542)	163.934	33.474	18.269	51.743	112.191	-
TOTAL AL 30.09.00	51.918	78.007	-	(4.918)	125.007	11.168	16.506	27.674	-	97.333

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ CIA.
Reg. De Asoc. Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
Costo de Ventas Consolidado

ANEXO "F"

	30.09.01 $	30.09.00 $
Existencia al inicio del ejercicio	-	-
Más:		
Compras de gas	347.186	312.866
Gastos Operativos	148.970	158.996
Menos:		
Existencia al cierre del período	-	-
COSTO DE VENTAS	496.156	471.862

Iniciado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Iniciado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Balance Trimestral al 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

ACTIVO	30.09.01 $	30.09.00 $
ACTIVO CORRIENTE		
Caja y Bancos (Nota 3.a)	2.348	11.300
Inversiones (Anexo "D")	41.059	45.950
Otros Créditos (Nota 3.b)	12.715	12.545
Total del activo corriente	56.122	69.795
ACTIVO NO CORRIENTE		
Inversiones (Anexo "C")	6.598.237	6.530.153
Total del activo no corriente	6.598.237	6.530.153
TOTAL DEL ACTIVO	6.654.359	6.599.948

PASIVO	30.09.01 $	30.09.00 $
PASIVO CORRIENTE		
Cuentas por Pagar (Nota 3.c)	3.627	8.728
Deudas Sociedades Art. 33 Ley 19.550 (Nota 5)	9.935	8.767
Otros Pasivos (Nota 3.d)	12.798	12.398
Total del pasivo corriente	26.360	29.893
TOTAL DEL PASIVO	26.360	29.893
PATRIMONIO NETO (Según estado respectivo)	6.627.999	6.570.055
TOTAL DEL PASIVO Y PATRIMONIO NETO	6.654.359	6.599.948

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Bordchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Resultados
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

	30.09.01 $	30.09.00 $
Resultado por Participación en Sociedades Controladas - Ganancia / (Pérdida)	112.676	(129.986)
Gastos de Administración (Anexo "H")	(11.264)	(24.924)
Otros Ingresos (Nota 3.e)	2.205	-
Resultados Financieros y por Tenencia (Nota 3.f) Generados por Activos	3.843	950
Ganancia / (Pérdida) del Período	**107.460**	**(153.960)**

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.

Estado de Evolución del Patrimonio Neto

Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

(Notas 1 y 2)

	APORTE DE LOS PROPIETARIOS			RESULTADOS ACUMULADOS		
	Capital Social (Notas 6 y 9) $	Aportes Irrevocables (Nota 9) $	Total $	Reserva Legal $	Resultados no Asignados $	Total del Patrimonio Neto $
Saldos al 01.01.00	12.000	5.335.000	5.347.000	-	1.377.015	6.724.015
* Resolución de la Asamblea General Ordinaria y Extraordinaria de Accionistas del 07.04.00 (Nota 9):						
- Reserva Legal	-	-	-	3.498	(3.498)	-
- Capitalización de Aportes Irrevocables	3.500.000	(3.500.000)	-	-	-	-
* Resultado del período de nueve meses - (Pérdida)	-	-	-	-	(153.960)	(153.960)
Saldos al 30.09.00	3.512.000	1.835.000	5.347.000	3.498	1.219.557	6.570.055
* Resultado del período complementario de tres meses - (Pérdida)	-	-	-	-	(49.516)	(49.516)
Saldos al 01.01.01	3.512.000	1.835.000	5.347.000	3.498	1.170.041	6.520.539
* Resultado del período de nueve meses - Ganancia	-	-	-	-	107.460	107.460
Saldos al 30.09.01	3.512.000	1.835.000	5.347.000	3.498	1.277.501	6.627.999

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Estado de Origen y Aplicación de Fondos
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000
(Notas 1 y 2)

VARIACION DE LOS FONDOS	30.09.01 $	30.09.00 $
Fondos al inicio del ejercicio	50.410	-
(Disminución) / Aumento de los fondos	(7.003)	57.250
Fondos al cierre del período	43.407	57.250
Aplicaciones de Fondos		
Ganancia / (Pérdida) del período	107.460	(153.960)
Más: partidas que no representan erogación de fondos		
-Resultado por participación Sociedades Controladas	-	129.986
-Deudas Soc. Art. 33 Ley 19.550 y Soc. relacionadas	945	2.955
-Compras Devengadas y no Pagadas	38	6.416
-Aumento de Otros Pasivos	-	12.398
	983	151.755
Menos: partidas que no representan orígenes de fondos		
-Aumento de Otros Créditos	(657)	(545)
-Disminución de Otros Pasivos	(1.906)	-
-Resultado por participación Sociedades Controladas	(112.676)	-
	(115.239)	(545)
Fondos Aplicados a las Operaciones	(6.796)	(2.750)
Otras Orígenes de Fondos		
-Dividendos cobrados	-	60.000
Total Orígenes de Fondos	-	60.000
Aplicaciones de Fondos		
-Disminución de Proveedores	(207)	-
Total Aplicaciones de Fondos	(207)	-
(Disminución) / Aumento de los fondos	(7.003)	57.250

Las notas y anexos que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
Por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 76 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables
Correspondientes a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

NOTA 1: **BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES**

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

A los efectos de la comparabilidad se han efectuado reclasificaciones sobre la información al 30 de septiembre de 2000, para exponerla sobre bases uniformes con la del presente período.

Los presentes Estados Contables, sus notas y anexos se presentan en pesos.

NOTA 2: **CRITERIOS DE VALUACIÓN**

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 y 2000 han sido los siguientes:

a) Activos y Pasivos en moneda nacional

Los activos y pasivos en moneda nacional están expresados por su valor nominal al cierre del período, incluyendo los correspondientes intereses devengados.

No han sido segregados los componentes financieros implícitos contenidos en activos y pasivos por considerar que los mismos no son significativos.

b) Inversiones
Corrientes:

Corresponden a depósitos a plazo fijo, los cuales se encuentran valuados a su monto original más los intereses devengados al cierre del período.

No Corrientes:

La inversión en la Sociedad Controlada Distribuidora Gesell Gas S.A., de la cual se posee el 99,999972 % del capital accionario y de los votos, se encuentra valuada al valor patrimonial proporcional, de acuerdo a lo establecido por la Resolución Técnica N° 5 de la F.A.C.P.C.E. adoptada por la Resolución N° 135/84 del Consejo Profesional de Ciencias Económicas de la Capital Federal.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 2: (Continuación)

Se detalla a continuación la información relevante de la sociedad controlada:

Nombre: Distribuidora Gesell Gas S.A.
Fecha de cierre: 31 de diciembre
Fecha de cierre del período utilizado para V.P.P.: 30.09.01
Fecha del informe del auditor externo: 31 de octubre de 2001
Tipo de informe emitido: Informe de Revisión Limitada
Participación de I.V. Invergas S.A.: 99,999972%
Patrimonio Neto al 30.09.01 de Distribuidora Gesell Gas S.A.: $ 6.598.239

c) Impuesto a las Ganancias

La Sociedad determina el cargo contable por el impuesto a las ganancias aplicando la tasa vigente del treinta y cinco por ciento sobre la utilidad impositiva estimada del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo.

d) Patrimonio Neto

El Capital Social y los Aportes Irrevocables han sido expresados a su valor nominal.

Los movimientos de las cuentas de patrimonio neto se expresan en moneda corriente del período a que corresponden.

e) Cuentas de Resultado

Los resultados del período se exponen a sus importes históricos. Adicionalmente, para la presentación del Estado de Resultados se ha adoptado la Alternativa C de la Resolución Técnica N° 9 de la F.A.C.P.C.E.

f) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LÓPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 2: **(Continuación)**

g) Estimaciones Contables

La preparación de los Estados Contables a una fecha determinada requiere que la gerencia de la Sociedad realice estimaciones y evaluaciones que afectan el monto de los activos y pasivos registrados y los activos y pasivos contingentes revelados a la fecha de emisión de los presentes Estados Contables, como así también los ingresos y egresos registrados en el período. Los resultados reales futuros pueden diferir de las estimaciones y evaluaciones realizadas a la fecha de preparación de los presentes Estados Contables.

NOTA 3: **COMPOSICION DE LOS RUBROS**

Balance Trimestral	30.09.01 $	30.09.00 $
a) Caja y Bancos		
Caja (Anexo "G")	2.348	11.300
Total	2.348	11.300
b) Otros Créditos		
Créditos Fiscales	715	-
Diversos	12.000	12.545
Total	12.715	12.545
c) Cuentas por pagar		
Proveedores	3.627	8.728
Total	3.627	8.728
d) Otros Pasivos		
Otras Cuentas por pagar	12.798	12.398
Total	12.798	12.398

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 3: (Continuación)

Estado de Resultados	30.09.01 $	30.09.00 $
e) Otros Ingresos		
Diversos	2.205	-
Total	2.205	-
f) Resultados Financieros y por Tenencia		
Generados por Activos		
Intereses	3.843	950
Total	3.843	950

NOTA 4: PLAZOS DE CREDITOS Y PASIVOS

La composición de créditos y pasivos según el plazo estimado de cobro o pago es la siguiente:

Activos

	Inversiones $	Otros Créditos $
A vencer		
1er. Trimestre	41.059	-
Subtotal	41.059	-
De plazo vencido	-	-
Sin plazo establecido	-	12.715
Total	41.059	12.715
Que no devengan interés	-	12.715
A tasa fija	41.059	-
Total al 30.09.01	41.059	12.715
Total al 30.09.00	45.950	12.545

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Notas a los Estados Contables (Continuación)

NOTA 4: (Continuación)

Pasivos

	Cuentas por Pagar $	Deudas Sociedades Art. 33 Ley 19550 y Soc. Relacionadas $	Otros Pasivos $
A vencer			
1er. Trimestre	643	9.935	-
Subtotal	643	9.935	-
De plazo vencido	210	-	-
Sin plazo establecido	2.774	-	12.798
Total	3.627	9.935	12.798
Que no devengan interés	3.627	9.935	12.798
Total al 30.09.01	3.627	9.935	12.798
Total al 30.09.00	8.728	8.767	12.398

NOTA 5: OPERACIONES CON SOCIEDADES ART. 33 LEY Nº 19.550

Resultados - (Pérdida)	30.09.01 $	30.09.00 $
Camuzzi Gas Pampeana S.A.		
-Servicios administrativos y de personal	(2.415)	(2.811)
-Reintegro de gastos de administración	-	(144)
Sodigas Sur S.A.		
-Servicios administrativos	(420)	

Deudas		
- Camuzzi Gas Pampeana S.A.	9.515	8.767
- Sodigas Sur S.A.	420	-
Total	9.935	8.767

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 6: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto, Suscripto e Integrado	12.000	18.12.98	Acta Constitutiva	23.12.98
Inscripto, Suscripto e Integrado	3.500.000	07.04.00	Asamblea Ordinaria y Extraordinaria de Accionistas	22.06.00

NOTA 7: RESTRICCION A LA DISTRIBUCION DE UTILIDADES

De acuerdo a disposiciones legales vigentes, el 5% de la ganancia del ejercicio deberá transferirse a la Reserva Legal, hasta que ésta alcance el 20% del Capital Social.

NOTA 8: QUEBRANTO IMPOSITIVO

Al 30 de septiembre de 2001 los quebrantos impositivos ascienden aproximadamente a $ 40.000 y podrán ser compensados con utilidades impositivas de ejercicios futuros, de acuerdo a la legislación vigente.

NOTA 9: CAPITALIZACION DE APORTES IRREVOCABLES

Con fecha 2 de noviembre de 1999 la Sociedad recibió $ 3.500.000 de Camuzzi Gas Pampeana S.A. en carácter de aporte irrevocable de capital.

En la Asamblea General Ordinaria y Extraordinaria de Accionistas del 7 de abril de 2000 se resolvió capitalizar el mencionado aporte y modificar el artículo IV del Estatuto Social.

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Balance Trimestral al 30 de septiembre de 2001 y 2000

Inversiones, Acciones, Debentures y Otros Títulos Emitidos en Serie

Participación en Otras Sociedades

Anexo "C"

Denominación y Características de los valores	Cantidad de acciones	Valor de Costo Ajustado $	Valor de Libros $	Valor Patrimonial Proporcional $	Información sobre el emisor			% de Participación sobre el Capital Social
					Actividad Principal	Total del Capital Social $	Patrimonio Neto $	
Inversiones No Corrientes								
Distribuidora Gesell Gas S.A.	3.577.999	5.335.000	6.598.237	6.598.237	Subdistribución de Gas	3.578.000	6.598.239	99,999972
Total al 30.09.01		5.335.000	6.598.237	6.598.237				
Total al 30.09.00		5.335.000	6.530.153	6.530.153				

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 053841

Se ha recibido de Camuzzi Gas Pampeana SA

la siguiente documentación Estados Contables al 30/09/2001 (3°) Anexos, Bce al 30/09/2001 (3°) de la Soc. Art. 33 Ley 19550 I.V. Seguros SA

Observaciones

Buenos Aires, 02 de noviembre de 2001 a las 17[?] hs.

FIRMA Y SELLO

I.V. Invergas S.A.
Balance Trimestral al 30 de septiembre de 2001 y 2000
Otras Inversiones

Anexo "D"

Cuenta Principal y Características	Valor Registrado	
	al 30.09.01 $	al 30.09.00 $
Inversiones Corrientes		
Depósitos a Plazo Fijo	41.059	45.950
TOTAL	41.059	45.950

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con
nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo . 77

Martín Blaquier
Presidente

I.V. Invergas S.A.
Balance Trimestral al 30 de septiembre de 2001 y 2000
Activos y Pasivos en Moneda Extranjera

Anexo "G"

	Monto de la moneda extranjera U$S	Cambio Vigente	Monto en moneda local	
			30.09.01 $	30.09.00 $
Activo Corriente				
Caja y Bancos				
Caja	1.406	1,000	1.406	-
Total del Activo Corriente			1.406	-
Total del Activo			1.406	-

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
Por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A.

Información requerida por el art. 64 Inc. b) de Ley Nº 19.550

Correspondiente a los períodos de nueve meses iniciados el 1º de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

Anexo "H"

Rubros	Total al 30.09.01 $	Gastos de Administración $	Total al 30.09.00 $
Honorarios por Servicios	10.270	10.270	22.343
Gastos Generales	187	187	81
Impuestos y Tasas	807	807	2.500
Totales al 30.09.01	11.264	11.264	-
Totales al 30.09.00	-	24.924	24.924

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y CIA.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

I.V. Invergas S.A. y Subsidiaria
Reseña informativa Consolidada
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERIODO

El resultado del período económico finalizado el 30 de septiembre de 2001 muestra una ganancia neta de $ 107.460. Debemos remarcar que dadas las características de nuestra Empresa, los resultados aquí presentados están fuertemente influenciados por los de nuestra controlada Distribuidora Gesell Gas S.A..

ESTRUCTURA PATRIMONIAL CONSOLIDADA

	30.09.01 $	30.09.00 $
Activo corriente	887.708	1.071.937
Activo no corriente	8.426.841	7.129.718
Total	9.314.549	8.201.655
Pasivo corriente	2.686.548	1.631.598
Subtotal	2.686.548	1.631.598
Participación de terceros en Sociedades Controladas	2	2
Patrimonio neto	6.627.999	6.570.055
Total	9.314.549	8.201.655

ESTRUCTURA DE RESULTADOS

	30.09.01 $	30.09.00 $
Pérdida Operativa	(585.216)	(539.506)
Otros ingresos y egresos	447.252	-
Resultados financieros y por tenencia	245.424	419.897
Participación de terceros en Sociedades Controladas	-	1
Impuesto a las Ganancias	-	(34.352)
Ganancia / (Pérdida) del período	107.460	(153.960)

INDICES	30.09.01 $	30.09.00 $
Liquidez	0,33	0,66
Endeudamiento	0,41	0,25

COMENTARIO SOBRE LAS PERSPECTIVAS PARA EL RESTO DEL EJERCICIO 2001

El Directorio hace suyos los comentarios vertidos en la Reseña Informativa de nuestra Sociedad Controlada Distribuidora Gesell Gas S.A., la que se adjunta a la presente.

Buenos Aires, 31 de octubre de 2001.

Martín Baquier
Presidente

Distribuidora Gesell Gas S.A.
Reseña informativa
Correspondiente a los períodos de nueve meses iniciados el 1° de enero de 2001 y 2000 y finalizados el 30 de septiembre de 2001 y 2000

COMENTARIO SOBRE LAS ACTIVIDADES DEL PERÍODO

Las ventas brutas del período ascendieron a Pesos 0,66 millones.

El costo de compra de gas fue de Pesos 0,35 millones, para este período.

Durante el período se incorporaron 417 nuevos clientes, llegando al total de 2.701 clientes al 30 de septiembre de 2001. El incremento de clientes fue del 18,25%, neto de los cierres por falta de pago efectuados.

Durante el período, se continuó con la instalación de cañerías y servicios de distribución a efectos de ampliar la red existente.

Durante el período, la Sociedad buscó optimizar el manejo de su flujo de caja con el objeto de mantener una disponibilidad adecuada de los fondos requeridos para afrontar las necesidades de capital de trabajo y llevar adelante el plan de inversiones.

El total de inversiones propias de la Compañía incorporadas como Bienes de Uso, alcanzó los Pesos 0,05 millones durante el período.

ESTRUCTURA PATRIMONIAL

	30.09.01 $	30.09.00 $
Activo corriente	831.586	1.002.142
Activo no corriente	8.426.841	7.129.718
Total	9.258.427	8.131.860
Pasivo corriente	2.660.188	1.601.705
Pasivo no corriente	-	-
Subtotal	2.660.188	1.601.705
Patrimonio neto	6.598.239	6.530.155
Total	9.258.427	8.131.860

Distribuidora Gesell Gas S.A.
Reseña informativa

ESTRUCTURA DE RESULTADOS

	30.09.01 $	30.09.00 $
Pérdida operativa	(573.952)	(514.582)
Otros ingresos	445.047	-
Resultados financieros y por tenencia	241.581	418.947
Impuesto a las Ganancias	-	(34.352)
Ganancia / (Pérdida) del Período	112.676	(129.987)

DATOS ESTADISTICOS

INDICES	30.09.01 $	30.09.00 $
Liquidez	0,31	0,63
Endeudamiento	0,40	0,25

COMENTARIO SOBRE LAS PERSPECTIVAS DEL RESTO DEL EJERCICIO 2001.

La Gerencia de la Compañía se encuentra elaborando un plan operativo basado en una agresiva política de incorporación de clientes que conjuntamente con las inversiones previstas, le permitirán a la Sociedad un crecimiento sostenido.

Buenos Aires, 31 de octubre de 2001

Martín Blaquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
I.V. INVERGAS S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de I.V. Invergas S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales Nº 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de resultados por el período de nueve meses terminado el 30 de septiembre de 2001.

c) Estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2001.

d) Estado de origen y aplicación de fondos por el período de nueve meses terminado el 30 de septiembre de 2001.

e) Notas 1 a 9 y Anexos C, D, G y H correspondientes al período de nueve meses terminado el 30 de septiembre de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos

intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento se encuentran considerados en los estados contables;

b) no tenemos observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que durante el período de nueve meses hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley Nº 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Harteneck, López y Cía.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Informe de Revisión Limitada

Al Señor Presidente y Señores Directores de
I.V. Invergas S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de I.V. Invergas S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de I.V. Invergas S.A. al 30 de septiembre de 2001, los estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 9 y cuadros anexos C, D, G y H.

Asimismo, hemos examinado el balance trimestral consolidado de I.V. Invergas S.A y subsidiaria al 30 de septiembre de 2001, así como también los estados de resultados y de origen y aplicación de fondos consolidados por el período de nueve meses finalizado en dicha fecha, con sus notas 1 a 7 y cuadros anexos A y F consolidados y la reseña informativa consolidada.

Los estados contables correspondientes al 30 de septiembre de 2000, que se incluyen con fines comparativos, fueron auditados por nosotros y sobre los mismos emitimos un informe de auditoría sin salvedades con fecha 30 de octubre de 2000.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente

inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad, ni sobre la situación patrimonial consolidada, los resultados consolidados de las operaciones y los orígenes y aplicaciones de fondos de la Sociedad y subsidiaria.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, los resultados de sus operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período de nueve meses finalizado en dicha fecha y la situación patrimonial consolidada de I.V. Invergas S.A y subsidiaria al 30 de septiembre de 2001, los resultados de sus operaciones y los orígenes y aplicaciones de fondos consolidados por el período de nueve meses finalizado en dicha fecha, de acuerdo con normas contables profesionales vigentes en la República Argentina.

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa consolidada sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 6 a los estados contables, el capital suscripto, integrado e inscripto asciende a $ 3.512.000.

4.3. Al 30 de septiembre de 2001 no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.

(Socio)

Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To.78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

TRANSLATION

CAMUZZI GAS PAMPEANA

November 2, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Financial Statements as of September 30, 2001 of the subsidiary company IV Invergas S.A.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), City of Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements of the subsidiary company IV Invergas S.A. for the nine-month periods commenced January 1, 2001 and 2000 and ended September 30, 2001 and 2000, including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 12 of the Supervisory Committee's Meeting held on October 31, 2001, approving the above-mentioned accounting documents. Three single copies of such document are also attached; and

(iii) copy duly signed in original of Minutes No. 23 of the Board of Directors' Meeting held on October 31, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE133.CGP; December 18, 2001

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

Nº 052441

BOLSA DE COMERCIO DE BUENOS AIRES

Se ha recibido de Camuzzi Gas del Sur S.A.

la siguiente documentación Balance Trimestral al 30.9.01 Soc. Art. 33: CGSur S.A. Bce al 30.9.01

Observaciones

Buenos Aires, 2/11/01 a las 17.34 hs.

FIRMA Y SELLO


Camuzzi
Gas del Sur

Buenos Aires, 02 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Estados Contables al 30/09/01 de la sociedad controlada CS Sur S.A.

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas del Sur S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 240, piso 3°, (1107) Buenos Aires, fascímile 4891-2240, a efectos de adjuntar, en cumplimiento de lo dispuesto por el artículo 63 del Reglamento de la BCBA, la siguiente documentación:

(i) copia de los Estados Contables de la sociedad controlada CS Sur S.A. al 30 de septiembre de 2001, incluyendo el correspondiente informe del auditor y el informe de Comisión Fiscalizadora, certificados por contador público con firma legalizada por el respectivo consejo profesional; se adjunta asimismo tres copias simples de la mencionada documentación;

(ii) copia certificada del acta de Comisión Fiscalizadora n° 1 del 31 de octubre de 2001, por la que se aprueba la documentación contable antes referida. Se adjuntan asimismo tres copias simples de la referida documentación; y

(iii) copia suscripta en original del acta de Directorio n° 3 de fecha 31 de octubre de 2001 por la que, asimismo, se aprueba la documentación mencionada precedentemente. Se adjuntan asimismo tres copias simples de la referida documentación.

Atentamente,

Michael Morgan
Presidente



Estados Contables

CORRESPONDIENTES AL PERIODO
INICIADO EL 27 DE JUNIO DE 2001
Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2001



CS Sur S.A.



CS Sur S.A.

Estados Contables

Indice (según ordenamiento establecido por la Resolución General N° 368 de la Comisión Nacional de Valores)

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2001 Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001	
Expresados en pesos (Nota 2)	
Denominación: CS Sur S.A.	
Domicilio Legal: Av. Alicia M. de Justo 240 - 3º piso - Capital Federal	
Actividad principal: Comercialización de gas licuado en garrafas y/o cilindros y/o a granel	
Fechas de inscripción en el Registro Público de Comercio	Del Estatuto o Contrato Social: 29 de junio de 2001
	De las modificaciones (última): 18 de septiembre de 2001
No. de inscripción en la Inspección General de Justicia: 8.399	
Fecha de vencimiento del Estatuto o Contrato Social: 29 de junio de 2100	

Denominación de la sociedad controlante: Camuzzi Gas del Sur S.A.
Domicilio legal: Av. Alicia M. de Justo 240 – 3° Piso – Capital Federal
Actividad principal: Prestación del servicio público de distribución de gas natural
Participación en el patrimonio y en los votos: 100%

COMPOSICION DEL CAPITAL				
Cantidad de acciones que representan	Tipo de acciones que representan	No. de votos que otorga c/u de las acciones que representan	Suscripto $	Integrado $
12.000	Ordinarias Escriturales	1	12.000	3.000

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

CS Sur S.A.
Número de Registro en la Inspección General de Justicia: 8.399
Balance Trimestral al 30 de septiembre de 2001
(Notas 1 a 4)

	30.09.01 $		30.09.01 $
ACTIVO		PASIVO	
ACTIVO CORRIENTE			
Caja y Bancos (Nota 5.a)	3.000		
Otros Créditos (Nota 5.b)	9.000		
Total del activo corriente	12.000		
		TOTAL DEL PASIVO	-
		PATRIMONIO NETO (Según estado respectivo)	12.000
TOTAL DEL ACTIVO	12.000	TOTAL DEL PASIVO Y PATRIMONIO NETO	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

01819

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Evolución del Patrimonio Neto

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

(Notas 1 a 4)

	APORTE DE LOS PROPIETARIOS		
	Capital Social (Notas 1 y 7) $	Total $	Total del Patrimonio Neto $
Saldos al inicio del ejercicio	12.000	12.000	12.000
Saldos al 30.09.01	12.000	12.000	12.000

Las notas que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

CS Sur S.A.

Número de Registro en la Inspección General de Justicia: 8.399

Estado de Origen y Aplicación de Fondos

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

(Notas 1 a 4)

VARIACION DE LOS FONDOS	30.09.01 $
Fondos al inicio del ejercicio	-
Aumento de fondos	3.000
Fondos al cierre del período	3.000
Orígenes de Fondos	
Otros Orígenes de Fondos	
- Integración de Capital Social	3.000
Total Otros Orígenes de Fondos	3.000
Total Orígenes	3.000
Aumento de Fondos	3.000

Las notas que se acompañan son parte integrante de los Estados Contables.

Alfonso de Laferrere
por Comisión Fiscalizadora

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. Cap. Fed. To. 78 Fo. 175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77
Ver informe profesional por separado

Martín Blaquier
Presidente

CS Sur S.A.
Notas a los Estados Contables Correspondientes al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

NOTA 1: CONSTITUCION DE LA SOCIEDAD

Con fecha 27 de junio de 2001 se constituyó la Sociedad, suscribiéndose un capital de $ 12.000 y habiéndose integrado en dicha fecha el 25% del mismo. La Sociedad fue inscripta en la Inspección General de Justicia el 29 de junio de 2001.

Los presentes Estados Contables corresponden al período iniciado el 27 de junio de 2001, fecha de constitución de la Sociedad y finalizado el 30 de septiembre de 2001.

NOTA 2: BASES DE PREPARACIÓN DE LOS ESTADOS CONTABLES

En cumplimiento de lo dispuesto por la Resolución N° 368/01 de la Comisión Nacional de Valores, los presentes Estados Contables fueron confeccionados conforme a las normas contables de exposición y valuación contenidas en las Resoluciones Técnicas Nro. 6, 8, 9, 10 y 12 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas con las modalidades establecidas por las citadas Resoluciones.

La Sociedad no presenta Estado de Resultados debido a que no se registraron operaciones durante el período.

Los presentes Estados Contables y sus notas se presentan en pesos.

NOTA 3: CRITERIOS DE VALUACION

Los criterios de valuación y exposición de mayor relevancia utilizados en la preparación de los Estados Contables al 30 de septiembre de 2001 son los siguientes:

a) Activos en moneda nacional

Los activos en moneda nacional están expresados por su valor nominal al cierre del período.

b) Patrimonio Neto

El Capital Social ha sido expresado a su valor nominal.

c) Estado de Origen y Aplicación de Fondos

Para la presentación del Estado de Origen y Aplicación de Fondos se ha adoptado la Alternativa D-Método Indirecto de la Resolución Técnica Nro. 9 de la F.A.C.P.C.E., considerándose fondos a Caja y Bancos, e Inversiones de rápida realización.

NOTA 4: OBJETO DE LA SOCIEDAD

El objeto principal de la Sociedad es la comercialización de gas licuado en garrafas y/o cilindros y/o a granel.

NOTA 5: COMPOSICION DE LOS RUBROS

Balance Especial	30.09.01 $
a) Caja y Bancos	
Caja	3.000
Total	3.000
b) Otros Créditos	
- Corrientes	
Diversos	9.000
Total	9.000

NOTA 6: PLAZOS DE CREDITOS

La composición de créditos según el plazo estimado de cobro es la siguiente:

Activos

	Otros Créditos $
A vencer	
1er. Trimestre	9.000
Subtotal	9.000
Total	9.000
Que no devengan interés	9.000
Total al 30.09.01	9.000

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asóc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

NOTA 7: ESTADO DEL CAPITAL

Al 30 de septiembre de 2001 el estado del Capital es el siguiente:

Capital	$	Aprobado por		Fecha de inscripción en el Registro Público de Comercio
		Fecha	Organo	
Inscripto y Suscripto	12.000	27.06.01	Acta Constitutiva	29.06.01
Integrado	3.000	27.06.01	Acta Constitutiva	29.06.01

Inicialado a efectos de su identificación
con nuestro informe de fecha
31 de octubre de 2001
Alfonso de Laferrere
por Comisión Fiscalizadora

Inicialado a efectos de su identificación
con nuestro informe de fecha 31 de octubre de 2001
HARTENECK, LOPEZ Y Cía.
Reg. de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To. 1 Fo. 77

Martín Blaquier
Presidente

01824

CS Sur S.A.

Reseña informativa

Correspondiente al período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001

ESTRUCTURA PATRIMONIAL

	30.09.01 $
Activo corriente	12.000
Activo no corriente	-
Total	12.000
Pasivo corriente	-
Pasivo no corriente	-
Subtotal	-
Patrimonio neto	12.000
Total	12.000

Buenos Aires, 31 de octubre de 2001.

Martín Blaquier
Presidente

INFORME DE LA COMISION FISCALIZADORA

Señores Accionistas de
CS SUR S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de CS Sur S.A., de acuerdo con lo dispuesto por el inciso 5 del artículo 294 de la Ley de Sociedades Comerciales N° 19.550 hemos examinado, con el alcance que se describe en el apartado II, los documentos detallados en el apartado I siguiente. La preparación y emisión de los documentos citados es una responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es informar sobre dichos documentos en base al trabajo realizado con el alcance que se menciona en el apartado II.

I) DOCUMENTOS EXAMINADOS

a) Balance al 30 de septiembre de 2001.

b) Estado de evolución del patrimonio neto por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

c) Estado de origen y aplicación de fondos por el período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

d) Notas 1 a 7 correspondientes al período iniciado el 27 de junio de 2001 y terminado el 30 de septiembre de 2001.

II) ALCANCE DEL EXAMEN

Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el apartado I se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios, e incluya la verificación de la congruencia de los documentos revisados con la información sobre decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

Para realizar nuestra tarea profesional sobre los documentos detallados en el apartado I, hemos revisado el trabajo efectuado por el auditor externo Harteneck, López y Cía., quien emitió su informe de revisión limitada de fecha 31 de octubre de 2001 de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho profesional. Una revisión limitada

consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es substancialmente menor al de una auditoría de estados contables, cuyo objeto es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión. Dado que no es una responsabilidad de los miembros de la Comisión Fiscalizadora efectuar el control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

III) MANIFESTACIONES DE LA COMISION FISCALIZADORA

En base a la labor realizada, con el alcance que hemos mencionado, según lo prescripto en el citado art. 294 y considerando lo descripto en el apartado II, manifestamos que:

a) los hechos y circunstancias significativos de los que hemos tomado conocimiento y que no están afectados por incertidumbres se encuentran considerados en los estados contables;

b) no tenemos otras observaciones que formular sobre los estados contables mencionados en el apartado I; y

c) Los estados contables mencionados en los ítems a) a d) del apartado I, surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

Manifestamos asimismo, que a partir de nuestra designación según Asamblea General Extraordinaria de Accionistas de fecha 27 de agosto de 2001, hemos realizado, en cuanto correspondían, las tareas previstas por el art. 294 de la Ley N° 19.550, incluyendo la asistencia a reuniones de Directorio y Asamblea de Accionistas.

Ciudad Autónoma de Buenos Aires, 31 de octubre de 2001

Alfonso de Laferrere
Por Comisión Fiscalizadora



Informe de Revisión Limitada

Harteneck, López y Cía
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso
C1107AAF Ciudad de Buenos Air
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Al Señor Presidente y Señores Directores de
CS Sur S.A.

En nuestro carácter de contadores públicos independientes informamos sobre la revisión limitada que hemos realizado de los estados contables de CS Sur S.A. detallados en el apartado 1. siguiente. La preparación y emisión de estos estados contables es responsabilidad de la dirección de la Sociedad, en ejercicio de sus funciones exclusivas. Nuestra responsabilidad es emitir un informe sobre dichos estados contables, basado en nuestro examen llevado a cabo con el alcance que mencionamos en el apartado 2..

1. ESTADOS CONTABLES INTERMEDIOS OBJETO DE LA REVISIÓN LIMITADA

Hemos examinado el balance trimestral de CS Sur S.A. al 30 de septiembre de 2001, los estados de evolución del patrimonio neto y de origen y aplicación de fondos por el período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001, con sus notas 1 a 7 y la reseña informativa.

2. ALCANCE DEL TRABAJO

Nuestro examen se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N ° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría cuyo objetivo es expresar una opinión sobre los estados contables. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Sociedad.

3. INFORME DE REVISION LIMITADA

Debido a lo expuesto en el apartado 2., no estamos en condiciones de emitir una opinión sobre la razonabilidad con que los estados contables mencionados en 1., presentan la situación patrimonial de la Sociedad al 30 de septiembre de 2001, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos por el período iniciado el 27 de junio de 2001 y finalizado el 30 de septiembre de 2001, de acuerdo con normas contables profesionales vigentes en la República Argentina.

PRICEWATERHOUSECOOPERS

Sin embargo, y en base a la revisión limitada realizada, estamos en condiciones de informar que:

3.1. Los estados contables mencionados en 1. se encuentran asentados en el libro de "Inventarios y Balances" y surgen de registros contables rubricados llevados en sus aspectos formales de conformidad con las normas legales. Las anotaciones de dichos registros contables concuerdan con los registros auxiliares y demás documentación comprobatoria.

3.2. Hemos leído la reseña informativa sobre la cual, en materia de nuestra competencia, no tenemos ninguna observación que formular.

3.3. Todos los hechos y circunstancias de los que hemos tomado conocimiento a raíz de la tarea cumplida se encuentran considerados en los documentos examinados y, por lo tanto, no tenemos observaciones que formular.

4. INFORMACION ESPECIAL REQUERIDA POR DISPOSICIONES VIGENTES

En cumplimiento de disposiciones vigentes, informamos que:

4.1. Los estados contables mencionados en 1., han sido preparados de acuerdo con lo establecido por las Leyes No. 19.550 y 22.903 vigentes en la República Argentina y la Resolución No. 368/01 de la Comisión Nacional de Valores.

4.2. Al 30 de septiembre de 2001, tal como se menciona en nota 7 a los estados contables, el capital suscripto e inscripto asciende a $ 12.000, encontrándose $ 9.000 pendiente de integración.

4.3. Al 30 de septiembre de 2001, no existen deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones según surge de los registros contables y de las liquidaciones efectuadas por la Sociedad.

Buenos Aires, 31 de octubre de 2001

HARTENECK, LOPEZ Y CIA.
(Socio)
Alberto Boruchowicz
Contador Público (U.B.A.)
C.P.C.E. ~~Cap. Fed. To.~~78 Fo.175
Registro de Asoc. de Prof. Universitarios
C.P.C.E. Cap. Fed. To.1 Fo.77

TRANSLATION

CAMUZZI GAS DEL SUR

November 2, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Financial Statements as of September 30, 2001 of the subsidiary company CS Sur S.A.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as President of the Board of Directors of Camuzzi Gas del Sur S.A. (the "Company"), domiciled at Alicia Moreau de Justo 240, 3rd floor, (1107), Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching, in compliance with section 63 of the Rules of the BASE (*Reglamento de la Bolsa de Comercio de Buenos Aires*), the following documents:

(i) copy of the Financial Statements of the subsidiary company CS Sur S.A. as of September 30, 2001, including the pertaining auditors' report and Supervisory Committee's report, certified by public accountant with his signature certified by the applicable Professional Association. Three single copies of such documents are also attached;

(ii) certified copy of Minutes No. 1 of the Supervisory Committee's Meeting held on October 31, 2001, approving the above-mentioned accounting documents. Three single copies of such document are also attached; and

(iii) a copy duly signed in original of Minutes No. 3 of the Board of Directors' Meeting held on October 31, 2001, also approving the above-mentioned documents. Three single copies of such document are also attached.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D602IG\LETTER85.CGS; December 18, 2001

63

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0 2 5 0 6 5

COMISION NACIONAL
DE VALORES

[illegible] 11 54



Camuzzi Gas Pampeana RECIBIDO
Camuzzi Gas del Sur

12 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA

Teléfono
01-319.4800

Fax
01-319.4850

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 200.000.000 (el "Programa"). Aumento del ajusto del Programa y prórroga de su vencimiento.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. ("Pampeana") y Camuzzi Gas del Sur S.A. ("Sur" y, junto con Pampeana, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar (i) la constancia de publicación del aviso requerido por el artículo 10 de la Ley N° 23.576 y sus modificatorias (v. Anexo I), y (ii) el formulario para el pago del arancel de autorización de obligaciones negociables, respecto del Programa (v. Anexo II). Cabe destacar que, con relación a este último punto, las Sociedades ingresarán el arancel de autorización correspondiente al monto total del Programa.

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
David Dalmasso

L:\D503EXCNE01.doc; 12 de noviembre de 2001; 11:57

ANEXO I

ria a las 17 hs. y en el caso que no se llegara unir el quórum requerido por la legislación vi- e, en segunda convocatoria con los accionis- presentes a las 18 hs., en el local de la calle ito 370, Capital Federal, para considerar el ente.

ORDEN DEL DIA:

) Designación de dos Accionistas para firmar ta.
) Informe del Directorio sobre la marcha de egocios.
) Consideración de la operatoria comercial adecuada para la Empresa.

OTA: Los Señores Accionistas conforme a lo blecido por el art. 238 de la Ley 19.550, para cipar en las Asambleas deberán cursar co- cación a la sociedad en el domicilio fijado de to 370 de la ciudad de Buenos Aires, por o fehaciente o personalmente de lunes a vier- le 14 a 18 hs., con no menos de 3 (tres) días es de anticipación al de la fecha fijada para amblea. El Directorio.

Presidente - Salvador Toscano
e. 2/11 Nº 8455 v. 8/11/2001

TA MOGOTE Sociedad en Comandita por ones

CONVOCATORIA

nvócase a Asamblea General Ordinaria y rordinaria para el día 20 de noviembre de , a las 15 horas, en la calle Tabaré Nº 6207, tal, para considerar el siguiente:

ORDEN DEL DIA:

Motivo de la Convocatoria fuera de término;
Designación de los firmantes del acta;
) Documentos art. 234 inc. 1°) Ley 19.550 al ciembre 2000;
Adecuación Reglamento Interno - Su refor-

Reforma del estatuto social.

Socio Comanditado Administrador - Jorge Omar Castillo
Socio Comanditado Administrador - Antonio Corrillo Tórrez
e. 2/11 Nº 24.536 v. 8/11/2001

"U"

N DE PEINADORES DE LA REPUBLICA ENTINA

CONVOCATORIA

Asociado: De conformidad con lo estableci- el art. 43 del Estatuto Social vigente, convó- a Asamblea General Ordinaria de Asocia- para el día lunes 26 de noviembre de 2001, a 2 hs. (primera convocatoria) y 12,30 hs. (se- convocatoria), en nuestra sede social sita armiento 3191/93, de esta Ciudad.

ORDEN DEL DIA:

mero: Lectura acta anterior.
gundo: Designación de dos asociados para el Acta.
cero: Consideración y aprobación de la Me- y Estados Contables del Ejercicio Nº 33 do 01-09-2000 al 31-08-2001.
arto: Informe de Presidencia.
into: Renovación de los miembros de la Co- n Directiva y Revisores de Cuentas.
nos Aires, 25 de octubre de 2001.

Presidente - Ernesto Papale
cretario General - Vicente Rolando Cebrero
e. 2/11 Nº 24.543 v. 2/11/2001

TRANSFERENCIAS

NUEVAS

"A"

ribano José María Rodolfo Orelle, con do- o en Pte. Perón 1409, sexto K, de esta Ciu- Matrícula 2033, avisa que "El Hogar Obrero erativa de Consumo Edificación y Crédito con ilio en Av. La Plata 5431 transfirió a Coto o Integral de Comercialización S.A., con do- micilio en Paysandú 1842, Capital Federal, el lo- cal (alquilado) destinado comercio minorista de productos alimenticios en general, comercio mi- norista farmacia, herboristería, comercio minoris- ta de verduras, frutas, carbón (en bolsa), comer- cio minorista de artículo de limpieza, comercio minorista de artefacto de iluminación y del hogar, bazar, platería, cristal, oficina comercial, habilita- do por carpeta 19233/1990, sito en AV. MARTIN GARCIA 445/47/63/67/97 y BOLIVAR 1956/64, PB, EP y SOTANO de esta Ciudad. Reclamos de ley en mi oficina.

e. 2/11 Nº 23.961 v. 8/11/2001

2.3 AVISOS COMERCIALES

NUEVOS

"A"

A-EVANGELISTA S.A. Y BABCOCK MONTAJES S.A. Unión Transitoria de Empresas

Por acta del Comité de Gerencia Nº 10 del 30/ 6/01, del Libro Nº 1 a fojas 24, 25 y 26 rubricado bajo el Nº 59446-00 en Bs. As. el 25/7/00, proto- colizadas por escritura de 19/07/01, al Fº 141, ante mi, se decidió por unanimidad la disolución de la Unión Transitoria de Empresas por cumplimiento del objeto de sus creación. Se aprueban las cuen- tas y gestión de administradores, los libros socia- les en poder de "BABCOCK MONTAJES S.A.".

Escribano - Horacio E. Boschetto
e. 2/11 Nº 24.505 v. 2/11/2001

AUTO-CLAVE S.A. de Capitalización y Ahorro

Informa a sus suscriptores el resultado del sor- teo de Lotería Nacional correspondiente al mes de octubre de 2001.

1° Premio: 265 - 2° Premio: 634 - 3° Premio: 149 - 4° Premio: 099 - 5° Premio: 184.

Gerente General - Julián Antonio Sorino
e. 2/11 Nº 24.488 v. 2/11/2001

"B"

BABCOCK MONTAJES S.A.

Por resolución del Consejo de Administración del 20/08/98, elevada a escritura en España del 2/10/01 y protocolizada por escritura del 9/10/01, ante mí, al folio 199, se designó Representante de la sociedad para su Sucursal en la República Argentina a Luis Gil de Montes Romero de Avila; y de apoderados: al ya mencionado y Carla Sti- molo, Ernesto Antonio Rocha e Hipólito F. Feijóo."

Escribano - Horacio E. Boschetto
e. 2/11 Nº 24.504 v. 2/11/2001

BETON BAIRES S.A.

Se hace saber que por Asamblea Ordinaria del 14/8/2001, los accionistas de BETON BAIRES S.A. designaron los miembros del Directorio, quienes por acta de Directorio de la misma fecha se distri- buyeron los cargos de la siguiente manera: Presi- dente: Tindaro Alessandro; Vicepresidente: Rosa- rio Trifiletti; Director Titular: Tindaro Lembo.

Escribano - Juan Cruz Ceriani Cernadas
e. 2/11 Nº 5544 v. 2/11/2001

BODEGAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L. Y VIÑEDOS Y BODEGAS SAINTE SYLVIE S.R.L.

Fusión de BODEGAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L. (Absorbente) y VIÑE- DOS y BODEGAS SAINTE SYLVIE S.R.L. (Ab- sorbida). De conformidad con lo dispuesto en el art. 83, inc. 3°, de la Ley 19.550, se hace saber que la sociedad "BODEGAS Y VIÑEDOS SANTIA- GO GRAFFIGNA LTDA. S.R.L.", con sede social en Av. Leandro N. Alem 1110, Piso 10°, Ciudad Autónoma de Buenos Aires, inscripta originaria- mente en el Registro Público de Comercio de la ciudad de San Juan, con fecha 20/12/1919, al fo- lio nº 77 del Libro de Sociedades de Capital, con cambio de jurisdicción a la Ciudad de Buenos Aires inscripta en la Inspección General de Justicia con fecha 4/01/1988, bajo el Nº 8 del Libro 104, Tomo "A" de Sociedades Anónimas; y la sociedad VI- ÑEDOS Y BODEGAS SAINTE SYLVIE S.R.L., con sede social en Av. Leandro N. Alem 1110, Piso 10°, Ciudad Autónoma de Buenos Aires, inscripta en la Inspección General de Justicia con fecha 9/ 12/1977, bajo el Nº 4183 del Libro 89, Tomo "A" de Sociedades Anónimas, resolvieron por Asam- blea General Ordinaria y Extraordinaria de cada sociedad, de fecha 29 de agosto de 2001, apro- bar el compromiso previo de fusión de fecha 29 de julio de 2001, en el que se acordó que BODE- GAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L. absorbiera por fusión a VIÑEDOS Y BO- DEGAS SAINTE SYLVIE S.R.L. con efectos a par- tir del 1° de febrero de 2002. De acuerdo con los Balances de las sociedades que se fusionan de fecha 30 de junio de 2001, para la sociedad ab- sorbente BODEGAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L., la valuación del activo es de pesos diecisiete millones seiscientos once mil doscientos sesenta con diecisiete centavos ($ 17.611.260,17) y del pasivo es de pesos trece millones quinientos cuarenta y nueve mil cincuen- ta y siete con sesenta y nueve centavos ($ 13.549.057,69). Para la sociedad absorbida VI- ÑEDOS Y BODEGAS SAINTE SYLVIE S.R.L., la valuación del activo es de pesos cuatro millones ciento veinticuatro mil ochocientos treinta y siete con diecisiete centavos ($ 4.124.837,17) y del pasivo es de pesos dos millones doscientos vein- tiséis mil cuatrocientos veintinueve con nueve cen- tavos ($ 2.226.429,09). BODEGAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L. aumenta su capital como consecuencia de la fusión en $ 40.000 (pesos cuarenta mil). Se establece el do- micilio de Avenida Leandro N. Alem 1110, Piso 10°, Ciudad de Buenos Aires, de 9:30 a 12:30 y de 14:30 a 18:00, para que los acreedores de fe- cha anterior puedan oponerse a la fusión, dentro de los quince días desde la última publicación de este edicto, tal como lo dispone el art. 83, inc. 3°, anteúltimo párrafo, de la Ley 19.550. Nro. I.G.J. Graffigna: 62.159, Nro. I.G.J. Sainte Sylvie: 62.115.

Autorizado - Hernán Canitrot
e. 2/11 Nº 8492 v. 6/11/2001

BODEGAS Y VIÑEDOS SANTIAGO GRAFFIGNA LTDA. S.R.L.

Se hace saber que por Acta de Directorio cele- brada el día 29 de julio de 2001 se aprobó trasla- dar la sede social a Florida 440, Piso 1°, Oficina "3", Ciudad de Buenos Aires.

Autorizado - Hernán Canitrot
e. 2/11 Nº 8493 v. 2/11/2001

"C"

CAMUZZI GAS DEL SUR S.A.

Programa de emisión de obligaciones negocia- bles por vn U$S 200.000.000 aumento del monto del programa a vn U$S 300.000.000 CAMUZZI GAS DEL SUR S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligacio- nes negociables simples no convertibles en ac- ciones constituido en forma solidaria con CA- MUZZI GAS PAMPEANA S.A. y autorizado por Certificado Nº 138 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Pro- grama") y como complemento de la información brindada en los avisos publicados en cumplimien- to del artículo 10 de la Ley Nº 23.576 y sus modi- ficatorias, que la asamblea ordinaria y extraordi- naria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Progra- ma y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equi- valente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Progra- ma.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 174.026.090 y el patrimonio neto a esa fecha era de $ 225.999.019. A la fecha de publicación del pre- sente aviso, la única deuda emitida por la Socie- dad bajo el régimen de oferta pública en la Ar- gentina se encuentra representada por la pri- mera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Progra- ma, con vencimiento el 15 de diciembre de 2001.

Apoderado - José Manuel Vázquez
e. 2/11 Nº 24.514 v. 2/11/2001

CAMUZZI GAS PAMPEANA S.A.

Programa de emisión de obligaciones negocia- bles por vn U$S 200.000.000 aumento del monto del programa a vn U$S 300.000.000 CAMUZZI GAS PAMPEANA S.A. (la "Sociedad") hace sa- ber, con relación al programa de emisión de obli- gaciones negociables simples no convertibles en acciones constituido en forma solidaria con CA- MUZZI GAS DEL SUR S.A. y autorizado por Cer- tificado Nº 136 de la Comisión Nacional de Valo- res de fecha 6 de diciembre de 1996 (el "Progra- ma") y como complemento de la información brin- dada en los avisos publicados en cumplimiento del artículo 10 de la Ley Nº 23.576 y sus modifica- torias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fe- cha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Progra- ma y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equi- valente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Progra- ma.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 333.281.049 y el patrimonio neto a esa fecha era de $ 444.832.796. A la fecha de publicación del pre- sente aviso, la única deuda emitida por la Socie- dad bajo el régimen de oferta pública en la Argen- tina se encuentra representada por la primera cla- se de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Progra- ma, con vencimiento el 15 de diciembre de 2001.

Apoderado - José Manuel Vázquez
e. 2/11 Nº 24.515 v. 2/11/2001

CAÑUELAS VILLAGE S.A.

(Ins. IGJ Nº 8602, L° 15 de soc. por acciones, 3/7/2001). Por Acta de Asamblea Extraordinaria del 24/10/2001, don Walter Jorge Costabel renun- ció a su cargo de Director Titular y Presidente y Flavio Enrique Bartolini renunció a su cargo de director Suplente, eligiéndose en la misma a Héc- tor Luis Figueroa y a Nicolás Herminio Nani, como Director Titular y Director Suplente, respectivamen- te, y por Acta de Directorio del 24/10/2001 se de- signó Presidente a Héctor Luis Figueroa y Direc- tor Suplente a Nicolás Herminio Nani, quienes aceptaron sus cargos.

Escribana - Graciela C. Andrade
e. 2/11 Nº 24.519 v. 2/11/2001

CENTRO DE REHABILITACON Y CALIDAD DE VIDA S.A.

Registro Público de Comercio Nº 7348 del Li- bro 115 Tomo A de Sociedades Anónimas. Se hace saber por un día que por acta de Asamblea Gene- ral Ordinaria Nº 10 celebrada el 29 de junio de 2001 se aceptó la renuncia presentada por el Pre- sidente, Lic. Hugo Teodoro Hirsch y por el Direc- tor Suplente, Dr. Roberto Ernesto Billordo y que por resolución de la misma Asamblea General Ordinaria y acta de Directorio de distribución de cargos de fecha 04 de julio de 2001, el directorio de CENTRO DE REHABILITACION Y CALIDAD DE VIDA S.A., ha quedado constituido de la si- guiente manera: Presidente, Andres Guillermo Belardi; Vicepresidente, Jorge Aulio Belardi; Direc- tor Suplente, Alberto Servando Villamil. El Direc- torio.

El Apoderado
e. 2/11 Nº 8467 v. 2/11/2001

01834

CLAMACO S.A.

Se hace saber por un día que por esc. 678 del 3/11/2000 al folio 1523 del Reg. 1630 Cap. se ele- vó a escr. pública el Acta de Asamblea Ordinaria Nº 7 del 3/11/00 por la cual se aumentó el capital al quíntuplo, ascendiendo a pesos quinientos diez mil.

La Escribana
e. 2/11 Nº 24.485 v. 2/11/2001

ANEXO II

ARANCEL DE AUTORIZACIÓN OBLIGACIONES
NEGOCIABLES Y VALORES FIDUCIARIOS

Por el presente, en mi carácter de autorizado del directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A., informo a esa COMISION NACIONAL DE VALORES el monto a ingresar en concepto de arancel de autorización establecido por el Decreto N° 1526/98 y disposiciones reglamentarias correspondiente a la solicitud de oferta pública cuyos datos se consignan en el cuadro adjunto:

El pago del presente arancel es condición necesaria para el levantamiento de los condicionamientos y la obtención de la autorización definitiva.

INFORMACIÓN A SUMINISTRAR	INFORMACIÓN A SER COMPLETADA POR LA EMISORA RESPECTO A LA SOLICITUD DE OFERTA PÚBLICA
Emisor: (Identificación del emisor de las obligaciones negociables y/o fiduciario)	Camuzzi Gas Pampeana S.A./Camuzzi Gas del Sur S.A.
Denominación de las obligaciones negociables y/o del fideicomiso financiero.	Obligaciones Negociables No Convertibles en Acciones
Tipo de valor mobiliario a emitir:	Obligaciones Negociables
Fechas autorizaciones C.N.V (programa series y/o clases) (cuando corresponda)	Certificado N° 136 (6 de diciembre de 1996) y Certificado N° ___ (__ de noviembre de 2001)
Monto a autorizar del Programa (o aumento en su caso)	U$S 300.000.000
Monto colocado de serie y/o clase.	
Fecha de colocación:	
Moneda:	Dólares Estadounidenses
Conversión en pesos	$ 300.000.000
Fecha de vencimiento del programa y serie y/o clase	__ de noviembre de 2006
Arancel a ingresar: (en pesos)	$ 30.000
Observaciones:	
La información consignada en el presente reviste carácter de declaración jurada.	
Firma del representante legal y/o autorizado GERENTE GENERAL JOSÉ MANUEL VÁZQUEZ Aclaración y cargo	
A SER COMPLETADO POR LA C.N.V	
N° Expediente:________________	
Observaciones:	
Recepción: (firma y sello)	



Buenos Aires, 14 de noviembre de 2001

Señores
COMISIÓN NACIONAL
DE VALORES
Presente

Ref.: Renuncia de Directores

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con el objeto de informar que el Director Titular Héctor Madariaga, y los Directores Suplentes Martín Campbell y María de los Angeles Alcomumbre, presentaron la renuncia a sus respectivos cargos.

Atentamente,

Michael Morgan
Presidente

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 056243

Se ha recibido de Camuzzi Gas Pampeana S.A.

la siguiente documentación Informe sobre remuneraciones de directores titulares y directores suplentes (Art. 23)

Observaciones

Buenos Aires, 15-11-01 a las 14.17 hs.

Dra. PATRICIA M. [illegible]NZALEZ
Je[illegible] de Informac[illegible]
Control [illegible]

FIRMA Y SELLO

65




Camuzzi
Gas Pampeana

Buenos Aires, 14 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Art. 23 Información relevante

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con el objeto de informar que el Director Titular Héctor Madariaga, y los Directores Suplentes Martín Campbell y María de los Angeles Alcomumbre, presentaron la renuncia a sus respectivos cargos.

Atentamente,

Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA

November 14, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information relating to Section No. 23

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purpose of informing that the director Héctor Madariaga and the alternate directors Martín Campbell and María de los Angeles Alcomumbre, have resigned to their respective offices.

Yours truly,

[*Illegible signature*]
Michael Morgan
President

L:\D502IG\LETTE134.CGP; December 18, 2001

66

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BA
mercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 055652

Se ha recibido de Comuzzi Gas Pampeana SA

la siguiente documentación Respuesta a n/ F.A. 163971 s/ el Balance trimestral al 30/09/2001 (3°)

Observaciones

Buenos Aires, 21 de noviembre de 2001 a las 17.35 hs.

ANGELA MAROCCHI
SUBJEFA DE BALANCES

FIRMA Y SELLO


Camuzzi
Gas Pampeana

Buenos Aires, 21 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: F.A. 163971 (Estados Contables al 30-09-01).

De mi consideración:

Tengo del agrado de dirigirme a la Bolsa de Comercio de Buenos Aires, en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), en respuesta a vuestra nota de fecha 7 de noviembre del corriente año, en la cual se solicita información referente a la nota n° 20 a los Estados Contables de referencia.

Al respecto, cabe informar que Camuzzi Gas Pampeana S.A. no es parte en el incidente "Defensor del Pueblo c/Estado Nacional y otro s/proceso de conocimiento - incidente de medida cautelar".

Sin perjuicio de ello y teniendo en cuenta la opinión de sus Asesores Legales, esta Sociedad considera que tanto la medida judicial de fecha 18 de agosto de 2000, decretada por el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8, que se hizo lugar a la medida cautelar solicitada por el Defensor del Pueblo de la Nación, como la confirmación de la misma, efectuada por la Cámara Nacional en lo Contencioso Administrativo Federal N° 5 de fecha 5 de octubre de 2001, se refieren únicamente a la suspensión de la vigencia del Decreto 669/00, y difieren el análisis de la colisión de las leyes 23.928 y 24.076 para el momento del dictado de la sentencia definitiva.

La Sociedad entiende que las resoluciones judiciales citadas suspenden únicamente los efectos del Decreto 669/00, por tal razón, tal como se señala en la nota a los estados contables, fueron apelados por ante la Secretaría de Energía los cuadros tarifarios con vigencia a partir del 1° de enero de 2001, con el fin de que se revea lo dispuesto en la Nota Enargas N° 3480 y se restablezca el método de ajuste de tarifas por aplicación del Producer Price Index (PPI).

Por otra parte, los accionistas mayoritarios de la Sociedad están en condiciones de iniciar los procedimientos específicos de solución de controversias previstos en el artículo VII del Tratado vigente entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por Ley N° 24.124 y el artículo 8° del Acuerdo de Promoción y Protección de Inversiones vigente entre la República Argentina y la República Italiana, aprobado por la ley N° 24.122.

Estos tratados otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Arreglo y Diferencias Relativas a Inversiones (CIADI), organismo dependiente del Banco Mundial, de rango supralegal, conforme lo previsto en el artículo 75 inc. 22 de la Constitución Nacional.

El 14 de setiembre de 2000 la Sociedad remitió una nota al ENARGAS comunicando la decisión de iniciar las consultas amistosas previstas en los citados tratados.

La resolución judicial dictada en la causa se refiere únicamente a la medida de no innovar y hasta el momento no se ha iniciado el estudio del fondo de la cuestión, por lo tanto no se han producido cambios sustanciales respecto de la situación al 30 de junio del corriente año.

Por todo lo expuesto, y teniendo en cuenta la opinión de sus asesores legales, la Sociedad ha reconocido los correspondientes ingresos en los estados contables.

Atentamente,

Martín Juan Blaquier
Vicepresidente

TRANSLATION

CAMUZZI GAS PAMPEANA

November 21, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: F.A. 163971 (Financial Statements as of September 30, 2001).

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Vice-President of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purposes of answering your note dated November 7, 2001 requesting information in relation to note No. 20 to the above-referenced Financial Statements.

In that sense, we inform that Camuzzi Gas Pampeana S.A. is not a party to the file "Official Counsel for the People versus Argentine State and another concerning ordinary proceedings - provisional remedy".

The Company believes, notwithstanding the foregoing and considering its legal counsels' opinion, that the judicial decision dated August 18, 2000 issued by the Argentine Federal Court with jurisdiction over Administrative Matters No. 8 accepting the provisional remedy requested by the Official Counsel for the People Ombudsman, as well as the confirmation of such decision by the Argentine Federal Appeal Court with jurisdiction over Administrative Matters No. 5 on October 5, 2001, only refer to the suspension of the application of Decree 669/00, and postpone the analysis of the conflict between Law No. 23,928 and Law No. 24,076 until the rendering of the final judgement.

The Company considers that the above mentioned judicial resolutions only suspend the application of Decree 669/00 and, consequently, as stated in the note to the Financial Statements, the Company filed an appeal with the Secretariat of Energy in connection with the tariff schedule effective as from January 1, 2001, requesting the review of the provisions of ENARGAS Note No. 3480 and the Producer Price Index (PPI) tariff adjustment method.

Furthermore, the Company's controlling shareholders are qualified to commence the specific procedures for resolving disputes provided under section VII of the Treaty between the Argentine Republic and the United States on Mutual Investment Promotion and Protection, approved by Law 24,124 and section 8 of the Treaty between the Argentine Republic and Italy on Mutual Investment Promotion and Protection, approved by Law 24,122

The above mentioned treaties grant foreign investors the power to submit disputes to international arbitration before the International Center for Settling Differences Related to

Investments (*CIADI*), which depends from the World Bank, which ranks above the law, according to section 75, subsection 22, of the Argentine Constitution

On September 14, 2000, the Company sent a note to ENARGAS notifying its decision to make amicable inquiries under such treaties.

The judicial decision rendered in connection with the legal proceedings only refers to the provisional remedy and, as of the date hereof, the analysis of the subject matter thereof has not commenced and, therefore, no material changes have occurred in relation to the situation registered as of June 30, 2001.

The Company, based on the above-mentioned grounds and considering its legal counsels' opinion, has recorded the relevant net income in the Financial Statements.

Yours truly,

[*Illegible signature*]
Martín Juan Blaquier
Vice-President

67

BCBA
Bolsa de Comercio de Buenos Aires

ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 056494

Se ha recibido de Camuzzi Gas Pampeana SA

la siguiente documentación Informe sobre las razones de renuncia de directores titulares y directores suplentes

Observaciones

Buenos Aires, 5-12-9 a las 17.15 hs.

FIRMA Y SELLO

Bolsa de Comercio de Buenos Aires


Camuzzi
Gas Pampeana

Buenos Aires, 30 de noviembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Art. 23 Información relevante

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Vicepresidente del Directorio de Camuzzi Gas Pampeana S.A. (la "Sociedad"), con el objeto de informar que las razones que motivaron la renuncia del Director Titular Héctor Madariaga, y los Directores Suplentes Martín Campbell y María de los Angeles Alcomumbre, fueron de orden personal.

Atentamente,

Martín Juan Blaquier
Vicepresidente

TRANSLATION

CAMUZZI GAS PAMPEANA

November 30, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Information relating to Section No. 23

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE") in my capacity as Vice-President of the Board of Directors of Camuzzi Gas Pampeana S.A. (the "Company"), for the purposes of informing that the resignations of the director Héctor Madariaga and the alternate directors Martín Campbell and María de los Angeles Alcomumbre's were based on personal reasons.

Yours truly,

[*Illegible signature*]
Martín Juan Blaquier
Vice-President

L:\D5021G\LETTE137.CGP; December 18, 2001

68

RECYCLED

026527


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

30 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 300.000.000 (el "Programa"). Levantamiento de condicionamientos.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (en conjunto, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de solicitar el levantamiento de los condicionamientos expresados en el Certificado N° 288, emitido por la CNV con fecha 13 de noviembre de 2001.

En este sentido, adjuntamos (i) un ejemplar del prospecto definitivo relativo al Programa, el cual refleja los cambios introducidos al mismo respecto de la versión anterior, incluyendo la totalidad de las observaciones formuladas por la CNV y algunos cambios menores surgidos de su revisión interna (v. Anexo I), (ii) dos copias certificadas (una de ellas con margen protocolar) del aviso requerido por el artículo 10 de la Ley N° 23.576 y sus modificatorias, correspondientes a cada una de las Sociedades (v. Anexo II), (iii) formulario F-9 de la Inspección General de Justicia, debidamente timbrado, correspondiente a cada una de las Sociedades (v. Anexo III), (iv) copia del recibo N° 397 de la CNV por el cual se acredita el pago del arancel de autorización relativo al Programa (v. Anexo IV), y (v) dos ejemplares del prospecto resumido a los efectos de su remisión para su publicación en el boletín diario de la Bolsa de Comercio de Buenos Aires (v. Anexo V).



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

Finalmente, con relación a la sugerencia del Doctor Cipriano Rodríguez respecto a la inclusión de parámetros sobre los cuales se realizarán las operaciones de estabilización que se indican en el prospecto, se ha optado por modificar su texto en el sentido de que las mismas, de existir, deberán ser indicadas en el informe de términos y condiciones correspondiente a la clase respectiva (ver página 3 del prospecto adjunto).

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
José Manuel Vázquez
David Dalmasso

ANEXO I

PROSPECTO

CAMUZZI GAS PAMPEANA S.A. CAMUZZI GAS DEL SUR S.A.

U$S 300.000.000

Pagaderas en forma solidaria por las Sociedades

Programa de Emisión de Obligaciones Negociables de Mediano Plazo

---

Camuzzi Gas Pampeana S.A. ("Gas Pampeana" o "Pampeana") y Camuzzi Gas del Sur ("Gas del Sur" o "Sur", junto con Pampeana, las "Sociedades" o las "Emisoras" e individualmente la "Sociedad" o la "Emisora"), cada una de ellas una sociedad anónima debidamente constituida conforme a las leyes de la República Argentina (la "Argentina"), podrán ofrecer en cualquier momento obligaciones negociables (las "Obligaciones Negociables") pagaderas en forma solidaria por las Sociedades. Las Obligaciones Negociables podrán ser emitidas en una o más Clases (según se define más adelante) por un monto de capital total de hasta U$S 300.000.000 en cualquier momento en circulación (o su equivalente en otras monedas), de conformidad con un contrato de fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") suscripto con relación al programa descripto en el presente prospecto (el "Programa"). Las Obligaciones Negociables tendrán vencimientos de 30 días a 30 años a partir de la fecha de emisión (la "Fecha de Emisión") indicada en el informe de términos y condiciones correspondiente (el "Informe de Términos y Condiciones"). Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. El Informe de Términos y Condiciones correspondiente indicará, junto con los términos de la oferta de las Obligaciones Negociables, la designación del monto de capital de la clase, el monto de capital total, las denominaciones autorizadas y la moneda en la cual podrán ser adquiridas las Obligaciones Negociables; asimismo, establecerá la moneda en la cual serán pagados el capital y el interés, el precio de compra, el vencimiento, las tasas de interés, las fechas de pago del interés, los términos del rescate y otros términos específicos, incluyendo si cotizan en una determinada bolsa de comercio. Excepto en los casos indicados en este Prospecto o en el Informe de Términos y Condiciones correspondiente, los pagos de capital, interés, sumas adicionales (las "Sumas Adicionales"), si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos. A menos que el Informe de Términos y Condiciones disponga lo contrario, las Obligaciones Negociables no podrán rescatarse antes de su vencimiento, excepto en caso de producirse ciertas modificaciones que afecten el tratamiento fiscal aplicable a las Obligaciones Negociables en la Argentina. Ver la sección *"Descripción de las Obligaciones Negociables — Rescate y recompra — Rescate por razones impositivas; Sumas Adicionales"*.

Las Obligaciones Negociables podrán emitirse en forma nominativa o, en la medida en que lo permita la legislación aplicable, al portador. Asimismo, la totalidad o una parte de las Obligaciones Negociables de una Clase podrá emitirse en forma global. Ver la sección *"Descripción de las Obligaciones Negociables — Forma y denominación"*. Las Obligaciones Negociables emitidas al portador estarán sujetas a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Las Obligaciones Negociables emitidas al portador estarán también sujetas a las limitaciones establecidas por las leyes impositivas federales de los Estados Unidos y no podrán ser ofrecidas, vendidas ni entregadas dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (según se las define en la Regulación S), excepto en ciertas circunstancias permitidas por las regulaciones impositivas de dicho país. Ver la sección *"Descripción de las Obligaciones Negociables — Forma y denominación — Limitaciones a la emisión de Obligaciones Negociables al Portador"*.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias y con garantía común de cada una de las Sociedades y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de cada una de las Sociedades que se encuentre en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Cada una de las Sociedades será solidariamente responsable por el pago del capital, interés, Sumas Adicionales, si las hubiera, y cualquier otro monto pagadero en virtud de las Obligaciones Negociables. Las Obligaciones Negociables constituirán "obligaciones negociables" en los términos de la Ley N° 23.576 y sus modificatorias (la "Ley de Obligaciones Negociables") y se emitirán de conformidad con todas las disposiciones aplicables de la misma y cualquier otra ley y/o regulación argentina aplicable. Ver la sección *"Descripción de las Obligaciones Negociables — Generalidades"*.

Las Obligaciones Negociables podrán ser ofrecidas directamente por las Sociedades o a través de agentes o colocadores designados por las Sociedades (los "Agentes" y los "Colocadores", respectivamente). Todo Agente o Colocador se identificará en el Informe de Términos y Condiciones correspondiente. El presente prospecto (el "Prospecto") no podrá ser utilizado para la venta de las Obligaciones Negociables si no está acompañado del Informe de Términos y Condiciones correspondiente. Las Emisoras se reservan el derecho de retener, cancelar o modificar toda oferta prevista en el presente y en el Informe de Términos y Condiciones correspondiente, sin necesidad de notificación previa. Ver la sección *"Suscripción y venta"*.

Las Obligaciones Negociables serán ofrecidas públicamente en la Argentina de acuerdo con los términos y condiciones establecidos en este Prospecto y en el Informe de Términos y Condiciones correspondiente y, fuera de la Argentina, de acuerdo con los términos y condiciones establecidos en una versión en inglés sustancialmente similar al Prospecto y a los Informes de Términos y Condiciones que correspondan, (i) en transacciones fuera de los Estados Unidos al amparo de la *Regulation S* (la "Regulación S") de la *United States Securities Act of 1933* y sus modificaciones (la "Ley de Títulos Valores de los Estados Unidos") y (ii) en los Estados Unidos, a *qualified institutional buyers* ("Compradores Institucionales Calificados" o "QIBs") (según los define la *Rule 144A* (la "Resolución 144A") de la Ley de Títulos Valores de los Estados Unidos) y a *institutional accredited investors* ("Inversores Institucionales Acreditados") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1),(2),(3) o (7) de la *Regulation D* (la "Resolución D") de la Ley de Títulos Valores de los Estados Unidos y que no sea un Comprador Institucional Calificado). Ver la sección *"Restricciones a la transferencia"*.

Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires (la "BCBA") y/o en cualquier otra bolsa o mercado según se indique en el Informe de Términos y Condiciones correspondiente. Asimismo, se podrá solicitar autorización para que las Obligaciones Negociables vendidas al amparo de la Resolución 144A se negocien en el *Private offering, resales and trading through automatic linkage System* (el "Sistema PORTAL") de la *National Association of Securities Dealers, Inc.* en los Estados Unidos. Ver la sección *"Información relevante"*.

Para un análisis de ciertos factores que deben ser considerados por los eventuales inversores en las Obligaciones Negociables, ver la sección *"Factores de riesgo"*.

LA CREACION DEL PROGRAMA, LA EXTENSION DE SU PLAZO DE VENCIMIENTO Y EL AUMENTO DE SU MONTO MAXIMO HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES ("CNV") MEDIANTE CERTIFICADOS N° 136 Y N° 288 DE FECHAS 6 DE DICIEMBRE DE 1996 Y 13 DE NOVIEMBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON LOS REQUISITOS ESTABLECIDOS EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LOS DATOS CONTENIDOS EN ESTE PROSPECTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PRESENTE PROSPECTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DEL ORGANO DE FISCALIZACION DE LAS SOCIEDADES Y DE LOS AUDITORES QUE SUSCRIBEN SUS RESPECTIVOS INFORMES SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PRESENTE PROSPECTO CONTIENE, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y DE TODA AQUELLA QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

La fecha de este Prospecto es 31 de octubre de 2001

Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión y fecha de vencimiento, que sean pagaderas en la misma moneda, que devenguen interés a la misma tasa y cuyos términos sean por lo demás idénticos, con excepción de las denominaciones (cada una, una "Clase"), que se vendan en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una única Obligación Negociable global permanente no restringida, en forma definitiva, nominativa, sin cupones de interés (la "Obligación Negociable Nominativa Global No Restringida") o, si las Obligaciones Negociables de una Clase pudieran emitirse al portador, una Obligación Negociable al portador global definitiva (la "Obligación Negociable al Portador Global Definitiva") con o sin cupones de interés (los "Cupones") o, a opción de las Emisoras, una Obligación Negociable al portador global temporaria sin Cupones (la "Obligación Negociable al Portador Global Temporaria", junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), la cual podrá ser canjeable total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por participaciones en una Obligación Negociable al Portador Global Definitiva con o sin Cupones o por Obligaciones Negociables al portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular"), o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente. La Obligación Negociable Nominativa Global No Restringida será depositada con un custodio a nombre de quien designe *The Depository Trust Company* ("DTC") para las cuentas del Sistema Euroclear ("Euroclear") y Clearstream Banking, société anonyme ("Clearstream"). Con anterioridad al vencimiento de un período de 40 días a partir de la finalización de la distribución de cualquier Clase de Obligaciones Negociables (el "Período Restringido"), las participaciones en la Obligación Negociable Nominativa Global No Restringida que representen Obligaciones Negociables de dicha Clase sólo podrán ser mantenidas a través de Euroclear y Clearstream. La Obligación Negociable al Portador Global Definitiva o, si fuera aplicable, la Obligación Negociable al Portador Global Temporaria, será depositada a más tardar el día de emisión con un depositario común para la cuenta de Euroclear y Clearstream (el "Depositario Común"). En el caso de una Obligación Negociable al Portador Global Temporaria, a partir del 40° día posterior a la fecha de emisión original y compra de dicha Obligación Negociable, inclusive (la "Fecha de Canje"), las participaciones en dicha Obligación Negociable al Portador Global Temporaria podrán ser canjeadas, en su totalidad o en parte, por participaciones en una Obligación Negociable al Portador Global Definitiva o por Obligaciones Negociables al Portador Cartulares, o cualquier otra obligación negociable cartular con o sin Cupones, según lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores y según se indique en el Informe de Términos y Condiciones correspondiente, contra certificación de no calificar como beneficiario de los Estados Unidos de acuerdo con la legislación de dicho país. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las participaciones en la Obligación Negociable al Portador Global Definitiva serán canjeables por Obligaciones Negociables al Portador Cartulares sólo en ciertas circunstancias descriptas más adelante. Ver la sección "*Descripción de las Obligaciones Negociables — Forma y denominación*".

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables en forma nominativas cartulares sin Cupones (las "Obligaciones Negociables Nominativas Cartulares") y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una única Obligación Negociable global permanente restringida en forma definitiva, nominativa, sin Cupones (la "Obligación Negociable Nominativa Global Restringida", junto con cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Globales Nominativas") que será depositada con un custodio a nombre de quien designe DTC. Las Obligaciones Negociables representadas por las Obligaciones Negociables Globales Nominativas se negociarán en el Sistema de Liquidación Diaria de Fondos de DTC. La negociación de dichas Obligaciones Negociables en los mercados secundarios será, por lo tanto, liquidada en fondos de disponibilidad inmediata. Las participaciones en una Obligación Negociable Nominativa Global estarán asentadas en los registros llevados por DTC y sus participantes directos e indirectos, incluyendo a Euroclear y Clearstream, y las transferencias se efectuarán sólo a través de dichos registros. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de

Obligaciones Negociables Cartulares Nominativas. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

En todos los casos, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de títulos valores. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

EN RELACION CON LA EMISION Y DISTRIBUCION DE CUALQUIER CLASE DE OBLIGACIONES NEGOCIABLES DE ACUERDO CON EL PROGRAMA, EL COLOCADOR CORRESPONDIENTE QUE ACTUE COMO AGENTE ESTABILIZADOR CONFORME AL INFORME DE TERMINOS Y CONDICIONES (SI LO HUBIERE), PODRA REALIZAR OFERTAS ADICIONALES O EFECTUAR TRANSACCIONES QUE ESTABILICEN O MANTENGAN EL PRECIO DE MERCADO DE LAS OBLIGACIONES NEGOCIABLES DE UNA O MAS CLASES A UN NIVEL SUPERIOR A AQUEL QUE DE OTRO MODO PREVALECERIA EN EL MERCADO SOBRE LAS BASES QUE, EN SU CASO, SE INDIQUEN EN EL INFORME DE TERMINOS Y CONDICIONES CORRESPONDIENTE. SI FUERAN INICIADAS, DICHAS TRANSACCIONES PODRAN INTERRUMPIRSE EN CUALQUIER MOMENTO.

INFORMACION RELEVANTE

ESTE PROSPECTO HA SIDO PREPARADO PARA USO EXCLUSIVO EN RELACION CON LA OFERTA PUBLICA DE LAS OBLIGACIONES NEGOCIABLES EN LA ARGENTINA Y NO PUEDE SER UTILIZADO PARA NINGUN OTRO FIN.

Al tomar una decisión acerca de la compra de las Obligaciones Negociables, los inversores deben basarse en su propia evaluación de las Sociedades y de los términos de la oferta de las Obligaciones Negociables, incluyendo los méritos y riesgos que implica.

Las Sociedades confirman que, luego de haber realizado todas las averiguaciones razonables pertinentes, este Prospecto, junto con cualquier suplemento o Informe de Términos y Condiciones correspondiente, contienen toda la información relativa a las Sociedades, a la Argentina y su economía, a la industria del gas natural en la Argentina y a las Obligaciones Negociables que pueda ser significativa para la oferta y venta de las Obligaciones Negociables, que la información contenida en este Prospecto o en cualquier suplemento o Informe de Términos y Condiciones no es engañosa y que no hay ningún otro hecho cuya omisión haga que la totalidad de este Prospecto, cualquier suplemento o Informe de Términos y Condiciones o cualquier información contenida en los mismos sea incorrecta en aspectos significativos. La información suministrada en el presente Prospecto con relación a la Argentina, su economía y la industria del gas natural en la Argentina es suministrada, sin embargo, como información de conocimiento público y no ha sido verificada en forma independiente. Las Sociedades asumen responsabilidad sólo en el caso de que se determine que dicha información hubiera sido incorrectamente transcripta o resumida.

La información contenida en este Prospecto y en todo suplemento o Informe de Términos y Condiciones relativa a las Sociedades, al Programa y a las Obligaciones Negociables ha sido suministrada por las Sociedades, que han autorizado la entrega de este Prospecto y de cualquier suplemento e Informe de Términos y Condiciones en su representación. El organizador de cada Clase (el "Organizador"), los Colocadores y los Agentes que actúan en representación de las Sociedades no han verificado en forma independiente la información contenida en el presente, en cualquier suplemento o en los estados contables incluidos a partir de la página E-1 de este Prospecto. Consecuentemente, no se formula ninguna manifestación ni aseveración ni compromiso, expreso o implícito, y ni el Organizador ni los Colocadores o Agentes aceptan responsabilidad alguna respecto de la veracidad o integridad de la información contenida en este Prospecto, en los estados contables adjuntos al presente, o en cualquier suplemento o Informe de Términos y Condiciones o de cualquier información adicional suministrada por las Sociedades o en su representación en relación con el Programa o las Obligaciones Negociables, con el mayor alcance permitido por la legislación aplicable, incluyendo el Decreto N° 677/01.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones fuera de las incluidas en este Prospecto, cualquier suplemento o Informe de Términos y Condiciones y, por lo tanto, de brindarse o prestarse, no deberán ser consideradas como autorizadas por las Sociedades, el Organizador o los Colocadores o Agentes correspondientes. Ni este Prospecto ni ningún suplemento o Informe de Términos y Condiciones constituyen una oferta de venta ni una solicitud de oferta de compra en ninguna jurisdicción y a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción. La entrega de este Prospecto, algún suplemento o cualquier Informe de Términos y Condiciones no creará bajo ninguna circunstancia la presunción de que la información del presente o de dicho suplemento o Informe de Términos y Condiciones sea correcta en cualquier momento posterior a sus fechas de publicación.

Ni el Organizador, ni los Colocadores ni los Agentes se comprometen a revisar la situación patrimonial o las actividades de las Sociedades durante la vigencia de las Obligaciones Negociables, ni a asesorar a ningún participante en la emisión de las Obligaciones Negociables o a ningún obligacionista (cada uno, un "Obligacionista"), respecto de ninguna información que llegue a su conocimiento.

La distribución de este Prospecto y la oferta y la venta de las Obligaciones Negociables en ciertas jurisdicciones fuera de la Argentina pueden estar restringidas por ley. El Organizador, Colocadores, Agentes y las Sociedades requieren que las personas que estén en posesión de este Prospecto se informen acerca de estas restricciones y cumplan con las mismas. Los eventuales inversores deberán informarse acerca de los requerimientos legales y de las consecuencias impositivas en los países de su residencia y domicilio, derivadas de la adquisición, tenencia y disposición de las Obligaciones Negociables y de las restricciones cambiarias que pudieran afectarlos. Asimismo, excepto en los casos previstos en el presente Prospecto, las Obligaciones Negociables no podrán ser ofrecidas en

el Reino Unido ni en los Estados Unidos. Ver las secciones "*Restricciones a la transferencia*" y "*Suscripción y venta*".

La totalidad de los activos de las Sociedades se encuentran ubicados en la Argentina. Una parte sustancial de dichos activos, incluyendo las redes de distribución, los gasoductos y demás partes de los sistemas de distribución, están afectados a la prestación de un servicio público y, por lo tanto, se consideran activos esenciales que son inembargables. Un tribunal argentino podría, no obstante, resolver la ejecución de dichos activos, en cuyo caso el gobierno nacional (el "Gobierno") deberá aprobar previamente su embargabilidad.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de títulos valores de ninguno de sus estados y, a menos que se obtenga dicha autorización, las Obligaciones Negociables no podrán ser ofrecidas, vendidas ni entregadas, directa o indirectamente, dentro de los Estados Unidos ni a cuenta ni en beneficio de ninguna Persona de los Estados Unidos (según se define en la Regulación S de la Ley de Títulos Valores de los Estados Unidos), excepto en el caso de determinadas transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos o no sujetas a los mismos y, en todo caso, de acuerdo con cualquier otra ley aplicable. En consecuencia, las Obligaciones Negociables ofrecidas mediante el presente sólo podrán ser ofrecidas y vendidas a QIBs, a un número limitado de Inversores Institucionales Acreditados y en transacciones fuera de los Estados Unidos, al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos. Para una descripción de ciertas restricciones a la reventa y transferencia de las Obligaciones Negociables, ver la sección "*Restricciones a la transferencia*".

Las Sociedades comparten sus oficinas en Av. Alicia Moreau de Justo 240, Piso 3°, Puerto Madero, C1107AAF Buenos Aires, Argentina. El teléfono de las Sociedades es (011) (54-11) 4319-4800 o (011) (54-11) 5576-7000 y su dirección de correo electrónico es investrelations@camuzzigas.com.ar.

DOCUMENTOS INCLUIDOS POR REFERENCIA

Los siguientes documentos se considerarán parte del Prospecto: (i) los últimos estados contables consolidados y no consolidados anuales auditados al 31 de diciembre de 2000, 1999 y 1998, y estados contables consolidados y no consolidados de las Sociedades correspondientes al período económico de seis meses finalizado el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados; (ii) todos los suplementos e Informes de Términos y Condiciones de este Prospecto que las Sociedades hayan puesto en circulación oportunamente, y (iii) en relación con una Clase de Obligaciones Negociables en particular, todo Informe de Términos y Condiciones respecto de dicha Clase.

Toda información del presente o de cualquier documento incluido por referencia al presente será considerada modificada o reemplazada a los fines de este Prospecto en tanto la información de cualquier otro documento posterior incluido por referencia al presente la modifique o reemplace. En relación con la cotización de las Obligaciones Negociables en la Bolsa de Comercio de Luxemburgo, las Sociedades han asumido el compromiso de que, en caso de producirse un cambio sustancial adverso que afectara sus situaciones financieras y que no estuviera reflejado en este Prospecto o en cualquier modificación o suplemento al mismo mientras las Obligaciones Negociables permanezcan en circulación en virtud del Programa y coticen en dicha bolsa de comercio, prepararán un suplemento adicional al presente Prospecto o publicarán un nuevo prospecto para utilizarlo respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo. Si se modifican los términos del Programa de forma tal que el Prospecto resulte inexacto o equívoco en algún aspecto significativo, se preparará un nuevo Prospecto o suplemento para su utilización respecto de cualquier emisión posterior de Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo mientras las Obligaciones Negociables permanezcan en circulación y coticen en dicha bolsa de comercio.

Se podrán obtener copias sin cargo de los últimos estados contables consolidados y no consolidados auditados anuales y de los estados contables trimestrales sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 de las Sociedades, así como también del Prospecto (con sus modificaciones y reformas) y del Informe de Términos y Condiciones correspondiente a cualquier Clase de Obligaciones Negociables que cotice en la Bolsa de Comercio de Luxemburgo en la oficina del agente de pago y del agente de transferencia en Luxemburgo.

Conforme a la Resolución General N° 368/01 de la CNV y modificatorias (las "Normas de la CNV"), se permite la emisión de nuevas series y/o clases de obligaciones negociables en el marco de un programa global de emisión autorizado por la CNV, como es el caso del Programa, sin necesidad de requerir la previa aprobación de cada nueva emisión, siempre y cuando el emisor acompañe un suplemento del prospecto que incluya una descripción de los términos y condiciones de la emisión de que se trate, el precio y la actualización de la información contable, económica y financiera, y toda otra información, hecho o acto relevante ocurrido con posterioridad a la aprobación del último prospecto o suplemento respectivo, según fuere el caso, dentro de los cinco días hábiles posteriores a la emisión. No obstante, las Normas de la CNV exigen la presentación y publicación de un nuevo prospecto, que deberá ser aprobado por la CNV antes de la respectiva emisión, cuando, en el lapso transcurrido desde la presentación anterior, se hubieran aprobado los estados contables de un nuevo ejercicio anual. Ver la sección "*Impuestos*" para una descripción de los beneficios impositivos aplicables a las Obligaciones Negociables a la luz de dicha Resolución.

FORMA DE PRESENTACION DE LA INFORMACION CONTABLE

En el presente Prospecto, las referencias a "*US$*" y "*Dólares*" corresponden a Dólares estadounidenses y las referencias a "*$*" o "*Pesos*" corresponden a Pesos de curso legal en la Argentina.

Las Sociedades mantienen sus libros contables y registros en Pesos y confeccionan sus estados contables de acuerdo con las normas contables profesionales de la Argentina (las "Normas Contables Profesionales") y la normativa vigente dictada por la CNV y la BCBA.

En el presente Prospecto se incluyen los estados contables consolidados y no consolidados anuales auditados de las Sociedades al 31 de diciembre de 2000, 1999 y 1998, y los estados contables consolidados y no consolidados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 sujetos a revisión limitada y al 30 de junio de 2000 auditados.

Las Sociedades fueron inscriptas en el Registro Público de Comercio en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado Sociedad del Estado ("Gas del Estado") llevaba a cabo las actividades vinculadas a la industria del gas natural, incluyendo la compra, tratamiento, transporte y distribución del mismo.

Ciertas cifras que aparecen en este Prospecto han sido redondeadas con respecto a los rubros que constan en los estados contables. Los porcentajes y cifras combinadas se calculan en base a la suma de dichos montos redondeados. Como consecuencia, los totales y subtotales que aparecen en el presente pueden no sumar como consecuencia del redondeo.

Para una mayor comprensión por parte del lector, se incluyen las siguientes aclaraciones: 1 "m^3" equivale a un metro cúbico, 1 "Mm^3" equivale a mil metros cúbicos, 1 "MMm^3" equivale a un millón de metros cúbicos, 1 "BTU" equivale a una unidad de energía británica y 1 "MMBTU" equivale a un millón de unidades de calor británicas.

ESTIMACIONES

El presente Prospecto contiene estimaciones a futuro. Estas estimaciones aparecen en varias oportunidades a lo largo del mismo, incluyendo, sin carácter limitativo, en las secciones "*Información contable seleccionada y operativa*", "*Análisis de la situación patrimonial y del resultado de las operaciones*" y "*Actividades*". Dichas estimaciones contienen declaraciones relativas a suposiciones o expectativas presentes de las Sociedades en relación con la situación financiera futura y el resultado de sus operaciones, incluyendo los resultados operativos y no operativos esperados de las Sociedades, sus posibilidades de cumplir con sus obligaciones de pago y con los planes financieros. Se advierte a los eventuales inversores que cualquiera de dichas estimaciones no constituye garantía de que vayan a realizarse en el futuro, que las mismas se encuentran sujetas a riesgos e incertidumbres y que los resultados reales pueden diferir de manera sustancial de aquellos mencionados en las estimaciones como consecuencia de varios factores. La información contenida en el presente Prospecto, tal como la establecida en la sección "*Factores de riesgo*", identifica algunos de los factores que podrían ocasionar tales diferencias.

RESUMEN

El siguiente resumen está sujeto en su totalidad a la información más detallada y a los estados contables que aparecen más adelante en este Prospecto y debe ser leído junto con los mismos. Los términos en mayúsculas que no aparecen definidos en este resumen tienen el significado que se les asigna en otra sección de este Prospecto.

Actividades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de gas licuado propano ("GLP") y gas natural comprimido ("GNC"), como así también por cargos por reconexiones a la red de distribución de gas natural y por la venta de productos derivados producidos en la planta separadora de gas natural de Cerri (la "Planta Cerri") operada por Transportadora de Gas del Sur S.A. ("TGS"), cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver la sección *"Actividades – Clientes y mercados"*. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver la sección *"Actividades – Estrategia"*.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas natural representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a, aproximadamente, el 42 %. Este aumento refleja la sustitución

de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*". Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección "*Actividades -- Transporte de gas natural*".

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina y Sempra Energy (Denmark-1) ApS ("Sempra") poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria -- Accionistas principales*".

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Estrategia

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos.

Resumen del Programa

Emisoras . . . . *Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.*, en forma conjunta y solidaria.

Descripción . . . . Obligaciones Negociables simples a mediano plazo.

Monto del Programa . . . . Hasta un total de U$S 300.000.000 en capital (o su equivalente en otras monedas) en cualquier momento en circulación o el monto que las Emisoras consideren necesario o conveniente, siempre que dicho aumento sea debidamente autorizado por cada Emisora y aprobado por la CNV y la bolsa de comercio que correspondiere. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.

Plazo del Programa . . . . La creación del Programa ha sido autorizada por Certificado N° 136 de la Gerencia de Emisoras de la CNV de fecha 6 de diciembre de 1996. La extensión del plazo de vencimiento y el aumento del monto máximo del Programa han sido autorizados por la gerencia de emisoras de la CNV mediante Certificado N° ^ 288 de fecha ^ 13 de noviembre de 2001. La CNV autorizó la emisión de Obligaciones Negociables por un período de cinco años entre el ^ 7 de ^ diciembre de 2001 y el ^ 7 de ^ diciembre de 2006. No pueden emitirse Obligaciones Negociables con posterioridad al ^ 7 de ^ diciembre de 2006. Ver la sección *"Descripción de las Obligaciones Negociables --Generalidades"*.

Contrato de Fideicomiso . . . . Las Obligaciones Negociables gozarán de los beneficios de un Contrato de Fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") celebrado entre las Emisoras, The Bank of New York, como fiduciario y Banco Río de la Plata S.A. como agente de pago, agente de registro y agente de transferencia (en su carácter de sucesor de The Bank of New York S.A.). Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.

Vencimientos . . . . Las Obligaciones Negociables de cada Clase tendrán vencimientos de 30 días a 30 años desde la fecha de emisión original (la "Fecha de Emisión") en la forma en que se indique en el Informe de Términos y Condiciones correspondiente a cada Clase. Ver la sección *"Descripción de las Obligaciones Negociables -- Rescate y recompra"*.

Precio de emisión . . . . Las Obligaciones Negociables pueden emitirse a la par o bajo o sobre la par según se indique en el Informe de Términos y Condiciones correspondiente.

Interés . . . . Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con

descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Interés*".

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés sobre las Obligaciones Negociables de cada Clase, si resultara aplicable, será pagadero desde la Fecha de Emisión por semestre vencido en las fechas de pago de interés y al vencimiento. Ver la sección "*Descripción de las Obligaciones Negociables – Interés*".

Moneda . . . .

Las Obligaciones Negociables se emitirán, sujeto al cumplimiento de todos los requisitos reglamentarios y legales aplicables, en Dólares o en otra moneda especificada en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables – Forma y denominación*".

Clases . . . .

Las Obligaciones Negociables se emitirán en diferentes Clases. Todas las Obligaciones Negociables de una determinada Clase estarán sujetas a idénticas condiciones salvo en cuanto a denominación.

Denominación . . . .

Las Obligaciones Negociables se emitirán en forma totalmente nominativa, sin Cupones, o al portador, con o sin Cupones, en denominaciones no inferiores a U$S 1.000 o múltiplos enteros de U$S 1.000 si se supera esa cifra, o en tales otras denominaciones o monedas según se especifique en el Informe de Términos y Condiciones correspondiente, sujeto al cumplimiento de todos los requisitos legales y reglamentarios aplicables; no obstante ello, las Obligaciones Negociables Nominativas Cartulares vendidas en los Estados Unidos a Inversores Institucionales Acreditados serán emitidas en denominaciones de al menos U$S 250.000 o en múltiplos enteros de U$S 1.000 si se supera esa cifra. Ver la sección "*Descripción de las Obligaciones Negociables – Forma y denominación*".

Forma de las Obligaciones Negociables . . . .

Las Obligaciones Negociables de cada Clase vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, incluyendo aquellas Obligaciones Negociables vendidas en la Argentina, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o, si se las emite al portador, por Obligaciones Negociables al Portador Globales Definitivas o, a opción de las Emisoras, inicialmente por una Obligación Negociable al Portador Global Temporaria, canjeable en forma total

o, sujeto a las normas y regulaciones del agente de compensación correspondiente, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones, conforme lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores, según se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una solicitud de autorización de oferta pública presentada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Nominativas Cartulares y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global Restringida. Toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de Obligaciones Negociables Nominativas Cartulares. Ver la sección "*Descripción de las Obligaciones Negociables -- Forma y denominación*".

Compensación y liquidación . . . . Las Obligaciones Negociables de cada Clase se compensarán y liquidarán a través de DTC, Euroclear, Clearstream y/o Caja de Valores S.A. ("Caja de Valores") o según se especifique en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Compensación y liquidación*".

Rescate . . . . A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, las Obligaciones Negociables no estarán sujetas a rescate anticipado, excepto a opción de las Emisoras, en el caso de ciertos cambios que afecten a los impuestos argentinos aplicables. Ver las secciones "*Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*" e "*Impuestos*".

Retenciones impositivas	Los pagos relativos a las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos, excepto en los casos indicados en este Prospecto. En el caso de que dicha deducción o retención fuera requerida, y salvo que en las Obligaciones Negociables se especificara lo contrario, las Emisoras pagarán las Sumas Adicionales necesarias para que el Obligacionista reciba los montos que hubiera recibido si tal deducción o retención no hubiera sido requerida. Ver las secciones *"Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales"* e *"Impuestos"*.
Prelación de las Obligaciones Negociables	Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas, con garantía común de las Emisoras y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Ver la sección *"Descripción de las Obligaciones Negociables -- Generalidades"*.
Restricciones a la constitución de Gravámenes . . .	Las Obligaciones Negociables contendrán restricciones a la constitución de gravámenes por parte de las Emisoras respecto de sus bienes o ingresos en garantía de deudas. Ver la sección *"Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras -- Restricciones a la constitución de Gravámenes"*.
Casos de incumplimiento	Las Obligaciones Negociables contendrán disposiciones habituales sobre casos de incumplimiento. Ver la sección *"Descripción de las Obligaciones Negociables -- Casos de Incumplimiento"*.
Oferta de las Obligaciones Negociables	Las Obligaciones Negociables se ofrecerán públicamente en la Argentina directamente por las Emisoras o a través de Agentes o Colocadores autorizados. Ver la sección *"Suscripción y venta"*. Las Obligaciones Negociables podrán ser ofrecidas también (i) fuera de los Estados Unidos conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos y (ii) en los Estados Unidos, a menos que su oferta pública se encontrare autorizada en virtud de la Ley de Títulos Valores de los Estados Unidos y cualquier otra ley local de títulos valores aplicable, sólo a QIBs y a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos

y solamente en cumplimiento de las leyes federales de los Estados Unidos respecto de la aplicación del impuesto a las ganancias y de la legislación argentina que regula la forma y nominatividad de los títulos valores. Ver la sección "*Suscripción y venta*".

Ejemplares de este Prospecto y del Informe de Términos y Condiciones correspondiente serán entregados a quien lo solicite en la sede social de las Emisoras y en las oficinas del Agente de Pago en Buenos Aires que se indican en la contratapa de este Prospecto. Una versión resumida de este Prospecto y de los Informes de Términos y Condiciones correspondientes será publicada en el boletín diario de la BCBA. Los inversores potenciales en las Obligaciones Negociables en la Argentina deberán contactar a cualquier agente autorizado a ofrecer y vender las Obligaciones Negociables en la Argentina. Ver la sección "*Suscripción y venta*".

Cotización . . . . Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa o mercado, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión para que las Obligaciones Negociables se negocien a través del Sistema PORTAL.

Ley aplicable . . . . Los derechos y obligaciones de las Emisoras y los Obligacionistas emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, estarán regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todas las cuestiones vinculadas con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, estarán regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables. Ver la sección "*Descripción de las Obligaciones Negociables – Ley aplicable*".

Calificación de riesgo . . . . De acuerdo con la legislación argentina, la mayoría de las emisiones de Obligaciones Negociables que se ofrezcan públicamente podrán ser calificadas por dos agencias calificadoras de riesgo argentinas independientes y dichas calificaciones deben ser actualizadas trimestralmente. El Programa ha sido calificado "raAA+" por Standard & Poor's International Ratings LLC (Sucursal Argentina) y "AA+" por FITCH Argentina Calificadora de Riesgo S.A. Los procedimientos aplicados por estas



agencias argentinas para llegar a dichas calificaciones pueden diferir de los que aplican otras agencias y de aquéllos usualmente aplicados por calificadoras de los Estados Unidos o de otros países. Dichas calificaciones pueden ser modificadas, suspendidas o retiradas y bajo ningún concepto representan una recomendación para comprar, poseer o vender las Obligaciones Negociables. Ver la sección "*Calificación de riesgo*".

Otros términos y condiciones . . . .

Los términos y condiciones aplicables a cada Clase serán los expuestos en el presente Prospecto y en el Contrato de Fideicomiso, con las modificaciones, suplementos y reemplazos que se realicen en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables — Generalidades*" y el "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" incluido como Anexo I al presente Prospecto.

Restricciones a la transferencia

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, todas las Obligaciones Negociables adquiridas de conformidad con la Regulación S bajo el amparo de la Ley de Títulos Valores de los Estados Unidos están sujetas a las restricciones a la reventa o transferencia, según se especifica en la sección "*Restricciones a la transferencia*".

Factores de riesgo

Para un análisis de ciertos factores que deberían ser considerados por los potenciales inversores al evaluar la adquisición de las Obligaciones Negociables, ver la sección "*Factores de riesgo*".

Resumen de la información contable y operativa

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes de revisión limitada incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 en los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas natural en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 18)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	9,6
Depreciación y amortización	10,9	10,3	9,3	5,6	5,3
Interés	5,4	5,1	5,7	3,4	2,2
EBITDA[5]	56,2	51,4	44,1	14,7	26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas natural en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 18)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Factores que afectan los resultados de las operaciones – Transferencias de redes de distribución*".
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri.. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas*".
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

FACTORES DE RIESGO

Los eventuales compradores de las Obligaciones Negociables deben considerar detenidamente toda la información que brinda el presente Prospecto y el Informe de Términos y Condiciones correspondiente, incluyendo los factores de riesgo que se transcriben a continuación. Los eventuales compradores de las Obligaciones Negociables deben tener en cuenta, entre otras cosas, los factores de riesgo relativos a las sociedades argentinas que, en general, no tienen relación con inversiones en otros países y otras emisoras, incluyendo los mencionados a continuación.

Riesgos respecto de la Argentina

Desarrollos políticos y económicos en la Argentina. Los activos de las Sociedades están ubicados en la Argentina y sus operaciones se desarrollan en dicho país. El Gobierno ha ejercido y continúa ejerciendo una marcada influencia sobre varios aspectos de la economía argentina. En consecuencia, los actos administrativos concernientes a la economía afectan significativamente a las empresas privadas argentinas en general y a las Sociedades en particular, así como también a las condiciones de mercado, precios y rendimiento sobre inversiones en los títulos valores argentinos, incluyendo las Obligaciones Negociables. La economía argentina ha experimentado en el pasado períodos de crecimiento lento o incluso negativo, alta inflación, importantes devaluaciones de la moneda y limitada disponibilidad de divisas. Una reiteración de estas condiciones podría afectar la situación patrimonial y los resultados de las operaciones de las Sociedades. Los resultados de las operaciones de las Sociedades y los derechos de los titulares de Obligaciones Negociables y el valor de las mismas pueden verse afectados por la inflación, las fluctuaciones en el tipo de cambio, modificaciones en las tasas de interés, cambios en la política del Gobierno (la política de inversiones externas y la impositiva, entre otras), inestabilidad social y otros desarrollos políticos, económicos o internacionales que tengan lugar en la Argentina o que la afecten de alguna manera. El Gobierno actual continúa la política iniciada por el Gobierno anterior en cuanto a la implementación de reformas estructurales con el fin de estabilizar la economía, estimular el crecimiento económico en el sector privado y reducir el desempleo. Dichas reformas se concentraron en la privatización de las industrias que anteriormente pertenecían al estado y la organización del sistema impositivo y previsional. Asimismo, cabe destacar que, durante el mes de octubre, se celebraron elecciones generales para renovar parcialmente las cámaras de diputados y senadores de la Nación, en las cuales se impuso el principal partido de la oposición, obteniendo así la mayoría de las bancas en ambas cámaras. Los diputados y senadores electos asumirán sus cargos el próximo 10 de diciembre de 2001. Si la política gubernamental fuera otra vez encaminada hacia la intervención estatal y se alejara de políticas de libre mercado, el sector privado en general y, en particular, las actividades y operaciones de las Sociedades, podrían verse afectadas en forma negativa. No puede asegurarse que en el futuro las autoridades argentinas no dictarán regulaciones que afecten sustancialmente en forma negativa la situación patrimonial o los resultados de las operaciones de las sociedades del sector privado, incluyendo a las Sociedades, o los derechos de los tenedores de valores negociables emitidos por las Sociedades, incluyendo las Obligaciones Negociables, o el valor de los mismos, como aconteció en el pasado.

Riesgos cambiarios; convertibilidad; riesgo inflacionario. Con anterioridad a la implementación de la Ley N° 23.928, vigente a partir del 1° de abril de 1991 (la "Ley de Convertibilidad"), la Argentina sufrió períodos de elevadas tasas de inflación y, en ciertos momentos, de hiperinflación. Con anterioridad a la implementación de la Ley de Convertibilidad, la moneda argentina fue devaluada en numerosas oportunidades. De conformidad con la Ley de Convertibilidad, el Banco Central de la República Argentina (el "Banco Central") está obligado a (i) vender Dólares a un tipo de cambio de un Peso por Dólar y (ii) mantener reservas por lo menos en cantidad equivalente a la base monetaria. Cualquier modificación a las disposiciones anteriores requerirá de una ley del Congreso de la Nación. Actualmente, el Gobierno no impone restricciones al derecho de una empresa argentina de transferir Dólares al exterior. Sin embargo, no puede asegurarse que el Banco Central continuará con esta política de venta de Dólares a dicha tasa o a cualquier otra tasa, ni que la Ley de Convertibilidad no será modificada o derogada ni que el Gobierno no instituirá en el futuro una política de control cambiario o restricciones similares ni que no se producirán importantes fluctuaciones en la brecha cambiaria. Ver la sección *"Tipos de cambio"*.

Asimismo, el 25 de junio de 2001, la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de

Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. No puede asegurarse que, de producirse la paridad prevista entre el Euro y el Dólar, el Poder Ejecutivo Nacional implemente lo dispuesto por la Ley N° 25.445 y, en tal caso, que no tenga un impacto negativo sobre la situación patrimonial o los resultados de las operaciones de las Sociedades.

De acuerdo con los términos de las Obligaciones Negociables, las Sociedades han acordado que, en caso de que existiera alguna restricción o prohibición a la convertibilidad o transferencia de divisas extranjeras en el mercado cambiario argentino, abonarán, a su cargo, la totalidad de las sumas pagaderas en virtud de las Obligaciones Negociables en Dólares, mediante cualquier otro mecanismo legal existente en la Argentina para comprar Dólares. A pesar de que existen en la actualidad mecanismos que proveen una forma de convertibilidad alternativa, no puede garantizarse que el Gobierno no imponga alguna política que elimine estas fuentes de cambio de divisas. Ver las secciones *"Descripción de las Obligaciones Negociables -- Pagos y agencias de pago -- Restricciones cambiarias"* y *"Tipos de cambio"*.

Desde la sanción de la Ley de Convertibilidad, las tasas de inflación han disminuido sustancialmente. De acuerdo con las cifras publicadas por el Ministerio de Economía, la tasa anual de inflación minorista decayó paulatinamente de aproximadamente un 84,1 % en 1991 a un 17,5 % en 1992, a un 7,4 % en 1993, a un 3,9 % en 1994, a un 3,4 % en 1995 y a un 0,2 % en 1996, aumentó a 0,5 % en 1997, a 0,9 % en 1998, decayó a (1,1) % en 1999, aumentó a (0,2) % en 2000, y aumentó a (0,1) % en los primeros seis meses de 2001, respecto al semestre anterior, de acuerdo con el índice de precios al consumidor. La tasa anual de inflación mayorista fue de aproximadamente 7,8 % en 1995, disminuyó al 3,6 % en 1996, disminuyó a 0,2 % en 1997, disminuyó a (3,5) % en 1998, disminuyó a (3,6) % en 1999, aumentó a 4 % en 2000 y, en el primer semestre de 2001, disminuyó a (0,6) %, según el índice de precios mayoristas nivel general. No puede asegurarse que la inflación en la Argentina permanecerá en su nivel actual. Si la inflación aumentase en forma significativa en la Argentina, la economía, el sector gasífero, la situación patrimonial, los resultados de las operaciones y las perspectivas comerciales de las Sociedades podrían verse sustancialmente afectadas en forma negativa. Dado que las tarifas de las Sociedades se calculan en Dólares y se indexan según el índice de precios de producción de los Estados Unidos ("PPI"), cualquier aumento inflacionario de los costos de las Sociedades que excediera el aumento del PPI afectaría en forma negativa los resultados de las operaciones de las Sociedades, en tanto se mantuviera el tipo de cambio fijo entre el Dólar y el Peso o en la medida en que el diferencial entre la tasa de inflación en la Argentina y el PPI exceda el poder adquisitivo del Peso. La tasa de crecimiento del PPI correspondiente a los años 2000, 1999 y 1998, y al período económico de seis meses finalizado el 30 de junio de 2001 fue de aproximadamente 6,0, (1,1) % y (1,1) %, y 3,85 %, respectivamente. De acuerdo con el procedimiento de ajuste de tarifas para reflejar las variaciones del PPI, las tarifas de las Sociedades son ajustadas el 1° de enero y el 1° de julio de cada año a partir del 1° de julio de 1993. Ver la sección *"Actividades -- Tarifas -- Ajustes por modificaciones en el PPI"*.

Volatilidad de los mercados emergentes; desarrollos recientes. Los mercados financieros y de capitales de la Argentina se encuentran, hasta cierto punto, influenciados por las condiciones económicas y de mercado de otros países. Si bien las condiciones macroeconómicas son diferentes en cada país, la reacción del inversor ante los acontecimientos de un país puede tener un efecto importante en los títulos de una emisora en otros países, incluyendo la Argentina. En el pasado, inversores y depositantes nacionales e internacionales respondieron a la incertidumbre retirando los capitales invertidos en activos financieros y en bancos en la Argentina. En dichas ocasiones, esta fuga de capitales redujo las reservas internacionales del Banco Central, así como el suministro de dinero y la liquidez del sistema financiero. Como consecuencia de las características de la Ley de Convertibilidad, la fuga de capitales y la disminución de la liquidez implicaron un aumento de las tasas de interés y otras numerosas consecuencias económicas adversas, incluyendo la disminución de la reserva de moneda extranjera en el Banco Central y un aumento en la volatilidad de los mercados.

A mediados de 1997, la "crisis asiática" ocasionó una conmoción significativa en los mercados internacionales y una pérdida de confianza en los mercados emergentes, agravada por los problemas que afectaron a los sistemas financieros de varios países asiáticos, particularmente Japón. La situación creada dificultó el acceso al crédito de los países dependientes del ahorro externo y produjo grandes fluctuaciones en los mercados secundarios de acciones y deuda pública de tales países. La recesión experimentada por Japón a mediados de 1998, la crisis económica desatada en Rusia en agosto de dicho año (incluyendo la devaluación del rublo y la declaración de una moratoria unilateral respecto de la totalidad de la deuda pública y de una parte de la deuda privada) y la devaluación de la moneda brasileña a partir de enero de 1999 provocaron nuevas caídas en los mercados de acciones mundiales, afectando no sólo a los "mercados emergentes" sino también a los mercados europeos y norteamericanos. No puede

asegurarse que la persistencia o el agravamiento de dichas condiciones en los mercados internacionales no afectarán adversamente a la Argentina, su sistema financiero, la situación patrimonial o los resultados de las operaciones de la Sociedad.

Asimismo, desde mediados del año 1998, la economía argentina viene experimentado una marcada disminución de las tasas anuales de crecimiento, iniciándose así un proceso de recesión económica progresiva e inestabilidad política que se ha acentuado durante la primera mitad del año 2001, afectando en forma adversa la confianza de los inversores en la Argentina, la cual se ha manifestado principalmente en una caída en el nivel de depósitos en el sistema bancario y una disminución de las reservas del Banco Central. Dichos sucesos coincidieron con una disminución de la inversión a nivel mundial, en términos generales, debido a las bajas producidas en los principales mercados de capitales internacionales, y a una creciente desconfianza respecto de los mercados emergentes. Consecuentemente, el costo de endeudamiento de la Argentina aumentó de manera significativa, presentándose severas restricciones para el acceso al mercado de capitales internacional. En tal sentido, el Gobierno concluyó exitosamente un *swap* voluntario de una parte sustancial de sus obligaciones en los mercados de capitales internacionales, lo que permitió posponer los vencimientos de corto plazo y, conjuntamente, se han adoptado medidas para reducir el déficit presupuestario nacional con el objetivo de alcanzar un "déficit cero" y estimular el crecimiento económico, como así también, se encuentra bajo análisis la posibilidad de reformular la ley de coparticipación federal de impuestos. Además, recientemente el Gobierno suscribió un nuevo acuerdo con el Fondo Monetario Internacional, enmarcado en el contexto de lo descripto precedentemente, por el cual dicho organismo se comprometió a efectuar el desembolso de nuevos fondos destinados a sostener el nivel de reservas del Banco Central y mitigar la desconfianza que se ha registrado en los mercados durante los últimos meses.

Cancelación de facturas emitidas por las Sociedades con títulos públicos. La Ley N° 12.227 de la provincia de Buenos Aires dispuso la creación de las "Letras de Tesorería para la Cancelación de Obligaciones" ("Patacones"). Esta provincia utilizará los Patacones para el pago de una parte de jubilaciones y salarios de empleados del gobierno provincial. Las Sociedades, en conjunto con otras empresas de servicios que operan en la provincia, firmaron un convenio con el gobierno de la provincia de Buenos Aires por el cual se comprometen a aceptar voluntariamente el pago de facturas con Patacones a su valor nominal, siempre y cuando las facturas a ser canceladas correspondan a clientes que acrediten ser empleados públicos (activos y pasivos), que cobren sus haberes en Patacones (los "Receptores Primarios"). Por el mismo convenio, el gobierno de la provincia de Buenos Aires aceptará Patacones para el pago íntegro, total o parcial y con pleno efecto cancelatorio, de deudas de cualquier naturaleza, actuales o futuras, que las empresas firmantes mantengan con la provincia de Buenos Aires, así como para el pago de cualquier tributo provincial existente o que fuera creado con posterioridad, cuya obligación de pago recaiga sobre las empresas firmantes, sea como agente pasivo, agente de retención o agente de percepción. El citado convenio prevé que en el corto plazo el Gobierno también aceptará Patacones para la cancelación de impuestos de carácter nacional. Este acuerdo regirá hasta el 25 de julio de 2002 o hasta la sustitución de los Patacones, lo que suceda con anterioridad. Si bien esta operatoria de pago de facturas con Patacones ha sido acordada de manera voluntaria por las Sociedades y puede ser resuelta por la mismas si el gobierno de la provincia de Buenos Aires no cumpliere lo pactado, no puede asegurarse que la misma no afectará adversamente su situación patrimonial o el resultado de las operaciones de las Sociedades.

Riesgos respecto de las Sociedades

Regulación de la industria del gas natural. La industria del gas natural en la Argentina está sujeta a una abundante reglamentación oficial que regula asuntos tales como tarifas, ampliación de redes de distribución, transporte, tasas de retorno y otras materias a través del ENARGAS. El ENARGAS funciona desde hace ocho años y, en consecuencia, si bien existen ciertos precedentes sobre el alcance de sus funciones, tiene amplias facultades y no se puede predecir hasta qué punto las utilizará. Ver las secciones "*Marco regulatorio*" y "*La industria argentina del gas natural*". El incumplimiento de las regulaciones del ENARGAS tienen como consecuencia la aplicación de multas y sanciones. Las Sociedades fueron objeto de ciertos procedimientos administrativos, y, en ciertos casos, se les impusieron multas y sanciones con relación a diferentes cuestiones relacionadas con su actividad. No puede asegurarse que no existirán futuras resoluciones del ENARGAS que impongan multas o se dicten sentencias que afecten negativamente la situación patrimonial o los resultados de sus operaciones. Para mayor información sobre las multas y gravámenes impuestos a las Sociedades por el ENARGAS, ver la sección "*Actividades – Procedimientos administrativos, judiciales e impositivos*".

Incertidumbre acerca de las nuevas tarifas para los próximos cinco años. La Ley N° 24.076, promulgada en junio de 1992 (la "Ley del Gas Natural"), fija una amplia guía con respecto a las tarifas que las Sociedades pueden cobrar y especifica los métodos que se utilizarán para ajustar los cuadros tarifarios. La Ley del Gas Natural establece que, cada cinco años, el ENARGAS revisará los cuadros tarifarios y los métodos de ajuste aplicables a todas las sociedades distribuidoras de gas natural. En relación con dicha revisión, le exigió al ENARGAS que promulgue las normas y procedimientos detallados en virtud de los cuales se ajustan las tarifas para los períodos de cinco años posteriores al 31 de diciembre de 1997. Ver la sección "*Actividades -- Tarifas*".

En virtud de la Ley del Gas Natural, el ENARGAS promulgó las normas y procedimientos en virtud de los cuales se ajustarán las tarifas para el período de cinco años iniciado el 28 de diciembre de 1998 y promulgará las normas correspondientes a los períodos posteriores. Estas regulaciones resultan críticas debido a que el sistema regulatorio de tarifas en la Argentina no es un sistema basado directamente en el costo y la tasa de retorno ("*cost of service*") , como es el caso de los Estados Unidos, sino que se basa en una tasa fija, ajustada por el PPI más un factor de inversión menos un factor de eficiencia propuesto por el ENARGAS ("*pass-through*"). Ver la sección "*Actividades -- Tarifas*". De acuerdo con este sistema, los aumentos en la mayoría de las categorías de costos operativos, por lo general en Pesos, no pueden trasladarse a los clientes de las Sociedades en la forma de un aumento en las tarifas. Si las Sociedades no pudieran alcanzar las reducciones de costo incluidas en el factor de eficiencia propuesto por el ENARGAS e incorporado en las tarifas, los resultados financieros de las Sociedades durante el período de cinco años correspondiente podrían verse afectados en forma negativa. En tanto la Ley del Gas Natural establece que las tarifas deben fijarse a niveles que permitan al licenciatario obtener una tasa de retorno razonable sobre el capital utilizado, el ENARGAS cuenta con facultades discrecionales para establecer el factor de eficiencia aplicable durante el próximo período de cinco años que se iniciará el 1° de enero de 2003. Las Sociedades tendrán la oportunidad de observar las normas propuestas y el factor de eficiencia propuesto luego de su promulgación por el ENARGAS. Asimismo, las Sociedades podrán apelar cualquier tarifa vigente que infrinja los principios generales de la Ley del Gas Natural. No puede garantizarse que el desarrollo de las regulaciones que se apliquen a la industria de distribución de gas natural o la interpretación de dichas regulaciones será favorable a las Sociedades o que no habrá resoluciones o cambios en el régimen regulatorio que afecten sustancialmente o en forma negativa la situación patrimonial o los resultados de las operaciones de cualquiera de las Sociedades o de ambas, o su capacidad de repago de las Obligaciones Negociables. Ver la sección "*Marco regulatorio*".

Limitación al traslado de aumentos en el precio del gas natural a las tarifas. Desde el 1° de enero de 1994, el precio del gas natural vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades se ha incrementado. Aunque la tarifa de distribución incluye un componente para reembolsar a las empresas de distribución el costo del gas natural suministrado a los clientes, las mismas no pueden trasladar un aumento en el costo del gas natural a estos últimos sin la autorización previa del ENARGAS. En el pasado, el ENARGAS rechazó o se rehusó a aceptar plenamente los pedidos realizados por las Sociedades de trasladar a los usuarios los incrementos en el costo del gas natural. No puede asegurarse que, en el futuro, el ENARGAS no asuma una posición semejante ni que, si se apelase cualquiera de las decisiones del ENARGAS ante los tribunales, el fallo resulte favorable a las Sociedades.

Las Sociedades presentan en septiembre y abril de cada año el cuadro tarifario propuesto para los períodos estacionales octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas natural previstas en el contrato de compra de gas natural en el punto de ingreso al sistema de transporte para dichos períodos y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período de seis meses anterior. Una decisión del ENARGAS que impida a las Sociedades trasladar el incremento del costo del gas natural a los clientes podría afectar en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades. Aún si se permitiera que las Sociedades trasladen completamente el costo del gas natural entregado a los clientes finales, los aumentos en el precio del gas natural podrían afectar en forma negativa las ventas de las Sociedades como resultado de la elasticidad de los precios de la demanda de gas natural, especialmente entre consumidores con acceso a fuentes de energía alternativas. Ver la sección "*Actividades -- Tarifas*".

Dependencia de Repsol YPF S.A.; dependencia de las instalaciones de transporte. Repsol YPF S.A. ("YPF") es el principal proveedor de gas natural de las Sociedades. Las Sociedades obtienen aproximadamente un 37 % de sus suministros de gas natural de YPF. El abastecimiento restante lo obtienen de un número limitado pero diverso de productores privados. Si YPF no pudiese suministrar el gas natural comprometido a los precios y en la cantidad y calidad pactadas, la capacidad de las Sociedades de cumplir sus compromisos de entrega de gas natural en firme

y, asimismo, el resultado de sus operaciones, podrían verse afectados en forma adversa. Ver la sección "*Actividades -- Provisión de gas natural*".

La mayor parte del transporte del gas natural de las Sociedades está a cargo de un solo transportista, TGS. Ver la sección "*Actividades -- Transporte de gas natural*". Si bien las instalaciones de transporte de gas natural existentes en la Argentina son suficientes para satisfacer la demanda actual de gas natural en firme, durante el invierno las distribuidoras pueden verse afectadas por desabastecimiento de gas natural debido a una limitada capacidad de transporte. Asimismo, en el pasado se les ha solicitado que limiten el suministro de gas natural interrumpible a los grandes usuarios en determinadas circunstancias, a fin de satisfacer los requerimientos de suministro en firme. La situación patrimonial de las Sociedades y los resultados de sus operaciones podrían verse adversa y significativamente afectados en caso de que ocurriera un accidente o alguna otra interrupción del transporte y debiera suspenderse o limitarse el suministro de gas natural por un extenso período. Se espera que las inversiones adicionales futuras en gasoductos y la construcción de instalaciones para gas natural licuado y para almacenamiento subterráneo aumenten la capacidad de la red de gas natural en la Argentina, así como también la cantidad de gas natural disponible para las Sociedades para satisfacer los aumentos proyectados de la demanda. No puede asegurarse que estas inversiones se realicen ni que las expectativas de crecimiento de las Sociedades no se vean significativamente afectadas en forma negativa si no obtienen un contrato para el suministro de gas natural suficiente para satisfacer el aumento proyectado de la demanda. Ver la sección "*Actividades -- Transporte de gas natural*".

Posibles efectos negativos derivados de los contratos de compra garantizada ("take or pay") y otros compromisos. Los contratos de suministro, transporte y distribución de gas natural de las Sociedades prevén una variedad de obligaciones de hacer, tales como servicio en firme, servicio interrumpible o una combinación de ambos. Las Sociedades están procurando adecuar sus carteras de contratos de suministro, transporte y distribución. Aunque las Sociedades se han fijado como objetivo mantener el equilibrio entre estas obligaciones, y han implementado estrategias coordinadas para controlar la posibilidad de que la demanda de los clientes no coincida enteramente con el suministro de gas natural contratado ni con la capacidad de transporte asignada, no se puede asegurar que la incapacidad para coordinar cualquiera de dichos factores no afectará significativamente en forma negativa a las Sociedades en el futuro. El incumplimiento de un compromiso de suministro en firme podría tener consecuencias adversas significativas en los resultados de las operaciones y la gestión comercial de las Sociedades. Ver la sección "*Actividades -- Provisión de gas natural*".

Los actuales contratos de suministro de gas natural de las Sociedades, la mayoría de los cuales fueron celebrados conjuntamente por Pampeana y Sur, contienen disposiciones de "*take or pay*" que exigen a las Sociedades abonar volúmenes fijos de gas natural, aunque no se los utilice. Estas obligaciones "*take or pay*" de uso mínimo representan aproximadamente el 85 % de los volúmenes programados reservados durante todo el año de cada una de las Sociedades. Los resultados de las operaciones de las Sociedades podrían verse afectados significativamente si, por una reducción de la demanda (debido a las condiciones climáticas, a la competencia por parte de otras fuentes de energía u otros motivos), tuvieran que pagar por grandes volúmenes de gas natural que no son entregados a los usuarios. Ver la sección "*Actividades -- Provisión de gas natural*".

Importancia de las ventas a centrales eléctricas. Pampeana vende gas natural a cinco centrales eléctricas alimentadas a gas natural y fuel oil en su área de servicio, de las cuales tres son operadas por ESEBA Generación S.A. ("ESEBA") y, las dos restantes, por Empresa de Energía y Vapor S.A. (EDEVA S.A.) e International Power Corporation. Sur vende gas natural a 13 centrales eléctricas alimentadas a gas natural y fuel oil en su área de servicio. Durante 2001, las ventas a centrales eléctricas constituyeron aproximadamente el 42 % del volumen de ventas de gas natural para grandes usuarios de Pampeana y el 63 % del volumen de ventas de gas natural de Sur (aproximadamente el 50 % para ambas Sociedades en conjunto) y, aproximadamente, el 13 % y el 10 % de las ventas brutas de Pampeana y de Sur, respectivamente (aproximadamente el 12 % para ambas Sociedades en conjunto). Ver la sección "*Actividades -- Clientes y mercados*". Las centrales eléctricas constituyen una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. De este modo, las Sociedades dependen en gran parte de las ventas a las centrales eléctricas para mantener un elevado coeficiente de aprovechamiento durante los períodos de menor demanda en el sector residencial.

Según el marco regulatorio que rige la industria de la electricidad en la Argentina, los generadores de energía conectados al circuito eléctrico nacional son despachados en orden ascendente a su costo marginal. En general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico. Un aumento en la disponibilidad de

energía hidroeléctrica reduciría el consumo de la energía termoeléctrica y, por consiguiente, disminuirían las ventas de gas natural a las centrales eléctricas. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*". El impacto de dicha capacidad adicional en la Argentina dependerá de un número de factores, entre los cuales se encuentran la cantidad de energía hidroeléctrica exportada a Brasil, la tasa de crecimiento de la demanda de electricidad y la construcción de capacidad de transmisión adicional en la Argentina. Las Sociedades consideran que poseen una exposición relativamente limitada a los aumentos en la capacidad hidroeléctrica del circuito eléctrico nacional, por cuanto sólo ocho de las 17 centrales eléctricas abastecidas por las Sociedades (cuatro por Pampeana y cuatro por Sur) están conectadas al circuito eléctrico nacional. Sin embargo, una significativa reducción en las operaciones de las centrales eléctricas abastecidas por las Sociedades debido a la competencia de la energía hidroeléctrica o a cualquier otra razón podría tener un efecto sustancialmente negativo en los ingresos de las Sociedades. Además, no puede asegurarse que uno o más de los circuitos de distribución eléctrica locales atendidos por los actuales clientes de las Sociedades en el sector de centrales eléctricas no estarán en el futuro conectados al circuito eléctrico nacional y, de esta manera, reducirán su consumo de gas natural en favor de la energía hidroeléctrica, nuclear u otras fuentes de energía con un costo marginal menor que el gas natural, incluyendo centrales eléctricas de mayor eficiencia que no son clientes de las Sociedades. Ver en esta sección "-- *Vulnerabilidad a las condiciones climáticas*" y la sección "*Actividades -- Competencia*".

Efecto de posibles acuerdos de desvío ("Bypass"); otras fuentes de energía. La licencia otorgada a cada una de las Sociedades (cada una la "Licencia" y, en su conjunto, las "Licencias") le concede el derecho exclusivo de prestar servicios de distribución de gas natural dentro de sus áreas asignadas. Dicho derecho no implica el derecho exclusivo a la venta de gas natural en el área. De acuerdo con las reglamentaciones existentes, los grandes usuarios de gas natural pueden evitar la red de distribución de gas natural de las Sociedades construyendo sus propios gasoductos y contratando directamente con empresas transportistas y productoras de gas natural. Durante 1999, el ENARGAS redujo el nivel mínimo de consumo diario de gas natural que se exige para calificar como usuarios comerciales (de 10.000 m^3 por día a 5.000 m^3 por día), a fin de que los mismos puedan optar por adquirir gas natural directamente de los proveedores de las Sociedades y contratar los servicios de transporte a las empresas de transporte, lo que afectaría en forma adversa las ventas de las Sociedades y, de adquirir importancia, podría afectar en forma significativa la situación patrimonial y el resultado de las operaciones de las Sociedades. Asimismo, el ENARGAS se encuentra actualmente analizando reducciones en el nivel mínimo de consumo diario. Por lo tanto, no puede asegurarse que el nivel mínimo actual de consumo diario de 5.000 m^3 no será reducido nuevamente por el ENARGAS o que se produciría un aumento en la cantidad de usuarios comerciales de las Sociedades que no podrán optar por adquirir gas natural directamente de los proveedores y de las empresas de transporte. Además, las Sociedades enfrentan una competencia creciente por parte de los *brokers* de gas natural que adquieren el gas natural de los proveedores y que contratan los servicios de transporte para suministrar gas natural a los clientes en forma directa. Los clientes actuales de las Sociedades pueden optar por contratar los servicios de gas natural a través de *brokers* en el futuro, lo cual podría afectar en forma adversa las ventas de la Sociedades y, de adquirir importancia, podría afectar en forma adversa la situación patrimonial y el resultado de las operaciones de las Sociedades. Aunque las Sociedades consideran que, de acuerdo con la actual situación del mercado, los costos y riesgos asociados con los dispositivos de desvío y los contratos de distribución de gas natural que celebran con grandes usuarios desalentarán la celebración de tales acuerdos por parte de sus clientes, no puede asegurarse que algunos de ellos no lo harán en el futuro. Ver la sección "*Actividades -- Competencia -- Conexiones alternativas (bypass)*".

El gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales, centrales eléctricas y grandes plantas industriales en la Argentina. Sin embargo, las fuentes de energía alternativas, principalmente fuel oil para las centrales eléctricas y GLP para los clientes residenciales y pequeños usuarios comerciales, son utilizados de manera usual cuando no se dispone de gas natural o si se interrumpe el suministro. Las Sociedades consideran que el gas natural es una alternativa atractiva con respecto a esas fuentes, debido a su ventaja de costo y la conveniencia y los beneficios existentes para el medio ambiente en relación con los principales combustibles alternativos. Los ingresos, la situación patrimonial y los resultados de las operaciones de las Sociedades podrían verse significativa y adversamente afectados por un cambio significativo en el uso de fuentes de energía alternativa o en el costo relativo del gas natural frente a las fuentes alternativas tales como el fuel oil, el GLP o la energía hidroeléctrica. Ver la sección "*Actividades -- Competencia -- Otras fuentes de energía*".

Vulnerabilidad a las condiciones climáticas. Los resultados y los ingresos de las Sociedades derivados de la distribución de gas natural presentan vulnerabilidades ante las condiciones climáticas. Los resultados derivados de la distribución de gas natural son notablemente mayores durante los meses con más bajas temperaturas (mayo a

septiembre) cuando la demanda de los clientes residenciales es mayor. Cuando se producen altas temperaturas durante dichos meses se puede afectar negativamente la demanda de gas natural en las áreas de servicio de las Sociedades, especialmente entre los clientes residenciales, que constituyen la mayor fuente de ingresos y, a su vez, la fuente de ingresos de mayor margen. Debido a que el marco regulatorio no le permite a las Sociedades recuperar el costo de su capacidad de transporte en firme no utilizada y de los acuerdos de suministro con obligaciones *"take or pay"*, el efecto negativo de la reducción de la demanda debido a las condiciones climáticas por parte de los clientes residenciales se agravaría aún más si las Sociedades no pueden utilizar la capacidad para otra clase de clientes o de otra forma. Ver las secciones *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Competencia"*.

Los resultados y los ingresos de las Sociedades pueden verse adversamente afectados en forma significativa por cualquier circunstancia que reduzca la demanda de generación de energía eléctrica de las centrales alimentadas a gas natural, tales como fuertes lluvias o nevadas que permiten incrementar la generación de energía hidroeléctrica o el cierre de centrales eléctricas que utilizan ambas alternativas de combustible. Por ejemplo, en determinados períodos estacionales se han registrado fuertes lluvias durante el invierno que aumentaron el suministro de energía hidroeléctrica, lo cual derivó en una reducción de las ventas de las Sociedades a las centrales eléctricas durante dichos períodos en los que generalmente las ventas a las centrales eléctricas representan una parte significativa de los ingresos de las Sociedades. Ver en esta sección *"-- Importancia de las ventas a centrales eléctricas"* y las secciones *"Análisis de la situación patrimonial y resultado de las operaciones -- Factores que afectan los resultados de las operaciones"* y *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"*.

Dependencia parcial de los subsidios gubernamentales. En el marco de los términos de los Documentos de la Privatización (según se define en la sección *"Marco Regulatorio -- Generalidades -- Marco Legal"*), el Gobierno provee subsidios a ciertos usuarios residenciales de gas natural ubicados dentro de las regiones abastecidas por las Sociedades. Tales subsidios se otorgan a las familias residentes en la zonas más frías del país, dentro de las cuales se incluye toda el área de servicio abastecida por Sur y, desde 1996, a la provincia de La Pampa, abastecida por Pampeana. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado en el Boletín Oficial el 15 de abril de 1997) mediante el cual se eliminó el subsidio que anteriormente se otorgaba a los jubilados con ingresos más bajos. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*. Pampeana devengó aproximadamente $ 4,4 millones en subsidios durante 1998, $ 5,3 millones en 1999 y $ 6,0 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 1,7 millón y 1,3 millón, respectivamente. Sur devengó aproximadamente $ 66,4 millones en dichos subsidios durante 1998, $ 71,3 millones en 1999 y $ 80,7 millones durante 2000, y para los períodos económicos finalizados el 30 de junio de 2001 y 2000, $ 29,7 millones y 26,7 millones, respectivamente. No puede asegurarse que cualquiera de dichos subsidios no sea reducido o eliminado por el Gobierno. Las Sociedades prevén que una reducción o eliminación de dichos subsidios podría reducir la utilización del gas natural residencial y tendría un impacto negativo significativo sobre sus resultados. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones -- Factores que afectan los resultados de las operaciones -- Subsidios"*.

Terminación de las Licencias; posibilidad de cancelación de las Licencias. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años, podrán ser prorrogadas por un plazo adicional de 10 años en el caso de que las Sociedades hayan cumplido con sus obligaciones de conformidad con las respectivas Licencias. El Gobierno puede cancelar las Licencias que rigen los derechos de cualquiera de las Sociedades para operar la distribución de gas natural, basado en la recomendación de ENARGAS por varias razones, incluyéndose, entre otras: (i) el incumplimiento reiterado de obligaciones a cargo de cualquiera de las Sociedades en virtud de sus Licencias (incluyendo la realización de inversiones obligatorias de capital) o de las resoluciones o regulaciones del ENARGAS, (ii) la comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas a las Sociedades por el ENARGAS en el período de cinco años anterior haya superado el 5 % de la facturación neta del último año, (iii) la interrupción del 35 % o más de la prestación del servicio, por más de 15 días consecutivos o por más de 30 días no consecutivos dentro de un mismo año calendario por causas atribuibles a dicha Sociedad, (iv) la interrupción parcial del servicio, que disminuya la capacidad total del servicio de la red de distribución en más de un 10 % durante treinta días consecutivos o durante 60 días no consecutivos en un mismo año calendario por causas atribuibles a dicha Sociedad, o (v) la violación a las restricciones establecidas en los Pliegos de Licitación (según se define en la sección *"Marco regulatorio -- Generalidades -- Marco legal"*) impuestas a la transferencia de acciones, o la asunción de garantías por deudas o la extensión de créditos a cualquiera de los respectivos accionistas controlantes de las Sociedades, Sodigas Pampeana o Sodigas Sur, entre otros. Sin embargo, las

Sociedades deberán ser notificadas debidamente y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelar la respectiva Licencia. Ver la sección "*Marco regulatorio -- Terminación, caducidad y venta de las Licencias*". La cancelación de cualquiera de las Licencias podría afectar sustancialmente en forma negativa la situación patrimonial y los resultados de las operaciones de las Sociedades y su capacidad de cumplir sus obligaciones respecto de las Obligaciones Negociables. Ver la sección "*Marco regulatorio -- Terminación, caducidad y venta de las Licencias*".

Riesgos relacionados con las operaciones de gas natural. Las actividades de las Sociedades están expuestas a ciertos riesgos inherentes al servicio y operación de la distribución de gas natural incluyendo, entre otros, presiones no previstas, explosiones e incendios imprevisibles, que podrían provocar la muerte, heridas personales, daños al medio ambiente y otros perjuicios a los bienes de las Sociedades o de terceros. Asimismo, estas actividades incluyen otros riesgos legales, operativos, ambientales, regulatorios, comerciales y financieros. Los daños provocados por los riesgos mencionados pueden generar acciones contra las Sociedades. Las Sociedades contratan seguros contra terceros de conformidad con la práctica internacional, sin embargo no están aseguradas en su totalidad contra estos riesgos y no todos los citados riesgos pueden asegurarse. La responsabilidad de cada una de las Sociedades podría exceder la cobertura brindada por el seguro, si lo hubiere, y podría tener un efecto adverso significativo sobre la situación patrimonial y resultado de las operaciones de las Sociedades.

Procedimientos administrativos, judiciales e impositivos. Las Sociedades son parte de diferentes procedimientos administrativos, judiciales e impositivos con el Gobierno y algunos gobiernos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus asesores legales e impositivos, los reclamos mencionados no tienen fundamento y, por lo tanto, consideran que no resulta probable que exista una resolución adversa respecto de los mismos. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una medida precautoria o pago ordenado por el tribunal, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades. Ver la sección "*Actividades -- Procedimientos administrativos, judiciales e impositivos*".

Accionistas controlantes. Sodigas Pampeana es titular del 86,09 % del capital accionario de Pampeana y Sodigas Sur posee el 90 % del capital accionario de Sur. Debido a los procedimientos establecidos por el Gobierno, en virtud de los cuales Sodigas Pampeana y Sodigas Sur realizaron sus inversiones en las Sociedades, existen restricciones en su capacidad para disminuir sus respectivas tenencias por debajo de un 51 % de las acciones Clase A de las Sociedades. Sodigas Pampeana y Sodigas Sur tienen poder suficiente para elegir a la mayoría de los directores de las Sociedades y determinar el resultado de cualquier acción que requiera la aprobación de los accionistas, incluyendo el momento y el pago de futuros dividendos. Como controlantes de Sodigas Pampeana y Sodigas Sur, Camuzzi Argentina y Sempra determinarán la política de dividendos de las Sociedades. Sodigas Pampeana y Sodigas Sur han comunicado a cada una de las Sociedades, que es su intención actual pagar el máximo de dividendos anticipados y anuales permitidos por la legislación argentina, sujeto al plan de inversiones de las mismas, sus obligaciones de repago de deuda y requerimientos de efectivo. Si bien en virtud del Contrato de Fideicomiso ninguna de las Sociedades puede, en ningún momento, mantener un índice de patrimonio neto sobre deudas consolidadas menor a 1 a 1, no existen restricciones específicas al pago de dividendos. Ver la sección "*Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras*".

Otros factores de riesgo

Inexistencia previa de un mercado público para las Obligaciones Negociables. Las Obligaciones Negociables que se emitirán en virtud del Contrato de Fideicomiso constituyen una nueva emisión de títulos valores sin un mercado público para su negociación. Las Sociedades podrán solicitar la cotización de las Obligaciones Negociables en la BCBA u otras bolsas de comercio. El mercado de títulos valores argentino no es ni tan grande ni tan activo como el de los Estados Unidos u otros países con economías de mercado desarrolladas. Por lo tanto, el mercado argentino tiene menor liquidez y mayor volatilidad que otros mercados. La falta de cotización de las Obligaciones Negociables de una Clase en mercados adicionales u otros mercados podría limitar la capacidad de un Obligacionista de vender las Obligaciones Negociables al precio que desee y en el momento y en las cantidades deseadas. En virtud de los términos del Contrato de Fideicomiso, las Sociedades podrán celebrar un contrato con los Colocadores de una Clase de Obligaciones Negociables para que, actuando en nombre de todo futuro tenedor de dichas Obligaciones Negociables se comprometa a solicitar la autorización de oferta pública de dichas Obligaciones Negociables ante la *United States Securities and Exchange Commission* para permitir la compra y la venta irrestricta

de dichas Obligaciones Negociables en los Estados Unidos y a Personas de los Estados Unidos. Sin embargo, no puede asegurarse la liquidez que tendrán las Obligaciones Negociables o que se desarrollará un mercado público activo para las mismas o que, de desarrollarse, el mismo continuará.

Modificaciones de la legislación tributaria. En el pasado, las leyes tributarias de la Argentina han sido objeto de sucesivas reformas, que incluyeron la eliminación, reformulación o modificación de ciertos impuestos y exenciones impositivas. Las leyes tributarias actualmente vigentes podrían ser reformadas, los impuestos restablecidos, las exenciones eliminadas o modificada su interpretación. Las Sociedades han acordado realizar los pagos derivados de sus obligaciones emergentes de las Obligaciones Negociables sin realizar deducciones ni retenciones a cuenta de impuestos argentinos, excepto en los supuestos indicados en las Obligaciones Negociables. En el caso de que dichas deducciones o retenciones deban efectuarse, las Sociedades pagarán las Sumas Adicionales que sean necesarias para que los Obligacionistas reciban los montos que hubieran recibido si dicha deducción o retención no hubiera sido realizada, con excepción de los supuestos indicados en las Obligaciones Negociables. Con respecto al impuesto a los bienes personales, a menos que se establezca lo contrario en el Informe de Términos y Condiciones, las Sociedades no pagarán las Sumas Adicionales ni compensarán a los Obligacionistas sujetos a dicho impuesto. Ver la sección "*Impuestos*" para una descripción de los principales impuestos que gravan las Obligaciones Negociables.

Ley de Nominatividad de los Títulos Valores Privados. Riesgos relativos a la Obligaciones Negociables. El 8 de noviembre de 1995, el Congreso Nacional aprobó la Ley N° 24.587 (la "Ley de Nominatividad de Títulos Valores"), en vigencia a partir del 22 de noviembre de 1995, la cual establece que los títulos valores privados representativos de deuda emitidos en el país deberán ser emitidos en forma nominativa no endosable. Desde la sanción de la Ley de Nominatividad de los Títulos Valores, el Poder Ejecutivo Nacional emitió reglamentaciones en virtud del Decreto N° 259/96 (de fecha 20 de marzo de 1996) y del Decreto N° 547/96 (de fecha 22 de mayo de 1996). Las mencionadas normas prevén asimismo la aplicación de diversas sanciones en caso de incumplimiento de las obligaciones por ellas impuestas, tales como la eliminación de determinadas exenciones impositivas (entre las cuales se encuentra la exención impositiva al impuesto a las ganancias sobre los pagos de interés), la prohibición de la transferencia o prenda de los títulos y la suspensión de los derechos que de otra manera le hubieran correspondido al tenedor del título. De acuerdo con las reglamentaciones, los títulos valores autorizados para su oferta pública en la Argentina, emitidos en forma global y en poder de un depositario local o extranjero aprobado por la CNV (DTC, Euroclear y Clearstream han sido aprobados por la CNV) cumplen con lo establecido en la mencionada ley.

El Programa contempla la emisión de Obligaciones Negociables y su colocación en forma global mediante oferta pública en el país. De acuerdo con el mismo, dichas Obligaciones Negociables se depositarán en DTC, Euroclear, Clearstream y Caja de Valores, depositarios que han sido aceptados por la CNV mediante Resolución N° 283/96 del 14 de mayo de 1996. Por lo tanto, las Sociedades consideran que las Obligaciones Negociables emitidas en forma global en el marco del Programa en forma global cumplirán con los requisitos de la Ley de Nominatividad de Títulos Valores. A pesar de ello, las Sociedades no pueden asegurar que no se dicten nuevas regulaciones, ni que dicha ley o sus decretos reglamentarios no sean reformados o que se cambie el criterio en su interpretación. En tal caso, tampoco puede asegurarse que, de dictarse nuevas regulaciones, decretos o reformas o si se cambiase el criterio de interpretación, las Obligaciones Negociables no resultarán afectadas o no quedarán al margen de dicha Ley, ni tampoco puede asegurarse que no sea necesario convertirlas para adaptarlas a lo establecido por la misma. Por otra parte, las Obligaciones Negociables emitidas en forma global en el marco del Programa requieren que, en ciertos casos específicos, las Sociedades suministren Obligaciones Negociables Cartulares a los titulares de participaciones en las mismas. Ver la sección "*Descripción de las Obligaciones Negociables – Forma y denominación*". En dicho caso, las Obligaciones Negociables cartulares estarán sujetas y se emitirán, en forma y contenido, de conformidad con lo previsto en la Ley de Nominatividad de Títulos Valores vigente en dicha fecha.

Para una descripción de otros riesgos atinentes a las Obligaciones Negociables, incluyendo con relación a su ejecución por vía ejecutiva, ver la sección "*Descripción de las Obligaciones Negociables – Principio general de procedencia de la acción ejecutiva*".

USO DE LOS FONDOS

Las Sociedades utilizarán los fondos netos derivados de la colocación de las Obligaciones Negociables para refinanciar pasivos, realizar inversiones en activos físicos ubicados en la Argentina y para integrar capital de trabajo, según se especifique en el Informe de Términos y Condiciones correspondiente. Hasta tanto no se le den esos destinos, los fondos serán invertidos principalmente en depósitos bancarios a corto plazo, en títulos públicos de la Argentina, en títulos del tesoro americano u otras formas de inversión.

Las Sociedades han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables conforme al cual (i) acuerdan distribuir entre ellas los fondos netos de todas las clases de Obligaciones Negociables emitidas bajo el Programa sujeto a ciertas condiciones, de la siguiente forma: el 61,11 % a Gas Pampeana y el 38,89 % a Gas del Sur; estableciéndose que, en oportunidad de la emisión de cada clase (a) la participación de Gas Pampeana no podrá ser inferior al 50 % ni superior al 75 %, calculados ambos porcentajes sobre el monto total de cada clase, y (b) la participación de Gas del Sur no podrá ser inferior al 25 % ni superior al 50 %, calculados ambos porcentajes sobre el monto total de cada clase, y (ii) debido a que las obligaciones en virtud de las Obligaciones Negociables son solidarias, en los términos del artículo 699 y concordantes del Código Civil, han establecido un mecanismo de indemnización, que exige que si una de las Sociedades paga todo o una parte de las obligaciones de las Sociedades bajo las Obligaciones Negociables, dicha Sociedad tendrá el derecho de ser indemnizada por la otra, en la medida de su participación porcentual en los fondos netos derivados de la colocación de las Obligaciones Negociables emitidas bajo el Programa. Por otra parte, de conformidad con los términos del mencionado acuerdo, en ningún caso las Sociedades podrán excepcionarse ante los Obligacionistas del pago total del capital e interés debido, ya que no podrán invocar ante los mismos las relaciones establecidas en dicho acuerdo.

CALIFICACION DE RIESGO

Conforme a la legislación argentina, la mayoría de los títulos de deuda emitidos después del 1° de noviembre de 1992 y ofrecidos al público por una sociedad en la Argentina, pueden contar con la calificación de calificadoras de riesgo independientes de acuerdo con lo dispuesto por el Decreto N° 656/92 y sus modificatorias, y, en su caso, dichas calificaciones deberán ser actualizadas trimestralmente. Con anterioridad a la introducción de dicho requisito, no existían calificadoras de riesgo ni calificaciones de los títulos valores de compañías argentinas. Los parámetros utilizados por las calificadoras de riesgo en las calificaciones están sujetos a la aprobación previa de la CNV. El Decreto N° 656/92 establece que las emisiones de títulos privados representativos de deuda podrán ser calificados en cinco categorías, de "A" hasta "E", dentro de las cuales pueden existir subcategorías. Las categorías "A", a "D" se aplican a las emisiones de títulos representativos de deuda en las que el emisor cumple con los requisitos de información exigidos por las normas y regulaciones argentinas; la categoría "E", por su parte, se aplica a aquellas emisiones de títulos representativos de deuda cuyos emisores no cumplen con los requisitos de información antes mencionados. Los parámetros precisos de cada categoría se establecen de acuerdo con lineamientos presentados por cada agencia calificadora y aprobados por la CNV. Si bien el Decreto 749/00 reformó el Decreto 656/92 en ciertos aspectos sustanciales (tales como la obligación de calificación de los valores negociables representativos de deuda), las normas de la CNV establecen que, mientras se encuentren valores negociables en circulación calificados, se debe mantener tal calificación a menos de que los tenedores de valores negociables se expresen unánimemente en sentido contrario.

Las Sociedades han seleccionado a *Standard & Poor's International Ratings LLC (Sucursal Argentina)* ("S&P"), con domicilio en Avenida Leandro N. Alem 855, Piso 3, C1001AAD Buenos Aires, y a *FITCH Argentina Calificadora de Riesgo S.A.* ("FITCH"), con domicilio en Sarmiento 663, Piso 7, C1041AAM Buenos Aires, para calificar la emisión de las Obligaciones Negociables. Ambas se encuentran inscriptas en el Registro de Sociedades Calificadoras de Riesgo. De conformidad con los requisitos de la CNV, tanto la calificación como lo que ésta significa, provisto por las agencia calificadora correspondiente, se estipula a continuación. Las Obligaciones Negociables han sido calificadas en la categoría "raAA+" por S&P y en la categoría "AA+" por FITCH. S&P considera que la calificación "raAA+" difiere levemente de la calificación más alta de la escala y significa que la capacidad de las Sociedades de hacer frente a sus compromisos financieros con relación con otros emisores argentinos es muy fuerte. Asimismo, el símbolo "+" se utiliza para destacar la fortaleza relativa de las obligaciones frente a otras categorías. FITCH considera que la calificación "AA+" se otorga a las obligaciones de emisores cuya capacidad de pago en tiempo del capital e interés es muy sólida. Para FITCH, el riesgo asociado a estas obligaciones difiere levemente de la deuda mejor calificada dentro del país.

Dichas calificaciones podrán ser modificadas, suspendidas o retiradas, en cualquier momento y no constituyen una recomendación para comprar, poseer o vender las Obligaciones Negociables. Los métodos utilizados por las dos calificadoras de riesgo mencionadas anteriormente o cualquier otra calificadora de riesgo argentina, pueden variar de aquellos utilizados por las calificadoras de riesgo en los Estados Unidos u otros países. Para mayor información sobre algunos factores que deberían considerarse antes de realizar una inversión en las Obligaciones Negociables, ver la sección *"Factores de riesgo"*.

CAPITALIZACION

La siguiente tabla establece la capitalización de cada una de las Sociedades de conformidad con las Normas de la CNV y las Normas Contables Profesionales al 30 de junio de 2001. Salvo por lo establecido más adelante o por lo descripto de otra forma en el presente, no se han producido cambios sustanciales en la capitalización de las Sociedades desde el 30 de junio de 2001.

	30 de junio de 2001	
	Pampeana	Sur
	(en miles de $)	
Deuda financiera a corto plazo[1]	107.994.696	121.536.272
Deuda financiera a largo plazo[1]		
Patrimonio Neto[2]		
Capital y ajuste del capital	370.053.029	193.230.536
Ganancias reservadas		
Reserva legal[3]	15.300.236	11.071.674
Reserva facultativa	43.355.814	17.100.499
Resultados no asignados	16.123.717	4.596.310
Total patrimonio neto	44.832.796	225.999.019
Total deuda financiera a corto plazo y capitalización	552.827.492	341.535.291

Notas:

(1) Deuda a corto plazo es deuda con vencimiento original dentro del año a partir del 30 de junio de 2001. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 30 de junio de 2002.

(2) Al 30 de junio de 2001 las Sociedades poseían en forma conjunta un capital suscripto e integrado de $ 507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la Clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C. Todas aquellas conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5 % de sus ganancias líquidas y realizadas a una reserva legal hasta que el monto de dicha reserva sea igual al 20 % del capital suscripto expresado en moneda constante. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Dividendos*".

TIPOS DE CAMBIO

Desde diciembre de 1989, no existen controles cambiarios en la Argentina. El sistema cambiario vigente está regido por la Ley de Convertibilidad, que fue aprobada por el Congreso Nacional el 27 de marzo de 1991 y entró en vigencia el 1° de abril de 1991, y la reforma monetaria que fue establecida el 1° de enero de 1992, por la cual el Peso reemplazó al Austral a un tipo de cambio de un Peso por 10.000 Australes. Con anterioridad a la Ley de Convertibilidad, la moneda fue objeto de varias devaluaciones de importancia y el Gobierno aplicó diversas medidas cambiarias, oscilando desde el control estricto hasta tipos de cambio regulados por el mercado. De acuerdo con la Ley de Convertibilidad, el Banco Central está obligado a vender Dólares a cualquier persona a una paridad de un Peso por Dólar. A partir del 12 de enero de 1995, el Banco Central adoptó la política de comprar Dólares a un tipo de cambio de $ 1,0 por U$S 1,0 y, actualmente, participa en el mercado de cambios, comprando o vendiendo Dólares para asegurar la libre convertibilidad de la moneda al tipo de cambio mencionado. De conformidad con la Ley de Convertibilidad, el Banco Central (i) está obligado a vender Dólares a un tipo de cambio de Peso 1,0 por Dólar y (ii) debe mantener una reserva de divisas, oro e inversiones a corto plazo, participaciones de Asociación Latinoamericana de Integración, y ciertos bonos del Gobierno denominados en moneda extranjera todo ello a valor de mercado, por lo menos en cantidad equivalente a la base monetaria. En el marco de este régimen, no se registra un aumento de la base monetaria interna sin un aumento equivalente en los activos internacionales brutos. Cualquier modificación en las disposiciones mencionadas anteriormente requiere la aprobación legislativa.

No puede asegurarse que el Banco Central continúe con esta política de compra de Dólares al tipo de cambio mencionado, o cualquier otro, o que la Ley de Convertibilidad no será modificada o derogada o que el Gobierno continuará permitiendo la libre convertibilidad de la moneda o que no habrá amplias fluctuaciones en la brecha cambiaria. Ver las secciones "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

Asimismo, el 25 de junio de 2001 la Ley de Convertibilidad fue modificada por la Ley N° 25.445, por medio de la cual se establece que el Peso será convertible para la venta a una relación de un Peso por el promedio simple de un Dólar y un Euro, tomando a estos efectos la cotización tipo vendedor de Euros en Dólares en el mercado de la ciudad de Londres. La paridad cambiaria así establecida, que aún no se encuentra vigente, comenzará a regir a partir del día siguiente a aquel en que un Euro cotice a un Dólar para la venta en el mercado de la ciudad de Londres, o supere dicha cotización, lo que deberá ser declarado por un decreto del Poder Ejecutivo Nacional. Ver la sección "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

El siguiente cuadro muestra información sobre los tipos de cambio para la compra de Dólares en el mercado de cambios principal para cada uno de los años que se indican. El 30 de junio de 2001, el tipo de cambio era de $ 1,0 por U$S 1,0 aproximadamente.

	Tipos de cambio nominales				
	2001(1)	2000	1999	1998	1997
Al cierre	1,0000	1,0000	1,0000	1,0000	1,0000
Promedio	1,0000	1,0000	1,0000	1,0000	1,0000
Alto(2)	1,0000	1,0000	1,0000	1,0000	1,0000
Bajo(3)	1,0000	1,0000	1,0000	1,0000	1,0000

Notas:
(1) Período económico de seis meses finalizado el 30 de junio de 2001.
(2) Tipo de cambio más alto del año o período menor correspondiente al final del mes.
(3) Tipo de cambio más bajo del año o período menor correspondiente al final de mes.
Fuente: *Banco de la Nación Argentina.*

INFORMACION CONTABLE SELECCIONADA Y OPERATIVA

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del presente Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes incluidos en el presente Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las estimaciones que se realizan en la presente sección, ver "*Estimaciones*".

Las Sociedades fueron inscriptas en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado, el anterior operador de todos los sistemas de compra, tratamiento, transporte y distribución de gas natural en la Argentina llevaba a cabo las actividades que actualmente desarrollan las Sociedades. La información contable de Gas del Estado correspondiente a períodos anteriores a la fecha de transferencia de los activos no es comparable con la información contable de las Sociedades debido a la nueva estructura de la industria del gas natural en la Argentina que surgió como consecuencia de la privatización. En este sentido, las Sociedades no cuentan con experiencia comercial operativa con anterioridad a dicha fecha y los resultados para los períodos posteriores no son comparables. Ver la sección "*La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado*".

La información contenida en los estados contables al 30 de junio de 2001, se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 sobre los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas natural en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 35)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	
Depreciación y amortización	10,9	10,3	9,3	5,6	9,6
Interés	5,4	5,1	5,7	3,4	5,3
EBITDA[5]	56,2	51,4	44,1	14,7	2,2
					26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0;7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0.
Total de ventas de gas natural en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 35)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Factores que afectan los resultados de las operaciones – Transferencias de redes de distribución*".
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas*".
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

ANALISIS DE LA SITUACION PATRIMONIAL Y DEL RESULTADO DE LAS OPERACIONES

Se recomienda leer el siguiente análisis conjuntamente con los estados contables consolidados y no consolidados de Pampeana y Sur y las notas y anexos que los acompañan, incluidos en otras secciones de este Prospecto; los cuales lo condicionan en su totalidad. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. De conformidad con las Normas Contables Profesionales, desde el 1° de septiembre de 1995 las Sociedades ya no ajustan sus estados contables por inflación. Los valores consignados para ambas Sociedades representan la suma de aquellos informados por Pampeana y Sur, sin eliminación de las transacciones efectuadas entre las Sociedades. Ver las secciones "Forma de presentación de la información contable" e "Información clave – Información contable seleccionada". Ciertas cifras incluidas en el presente análisis han sido redondeadas respecto de los rubros que figuran en los estados contables. Los porcentajes y cifras combinadas han sido calculadas en base a las cifras redondeadas. En consecuencia, los totales y subtotales que aparecen en el presente podrían no sumar como consecuencia del redondeo. Con relación a las estimaciones que se realizan en la presente sección, ver "Estimaciones".

Clientes y tarifas

Generalidades. Por su carácter de empresas de servicio público, las Sociedades están sujetas a una extensa regulación en materia de tarifas y otros aspectos de sus actividades. Los resultados operativos se ven, por lo tanto, afectados por normas que rigen los precios del servicio que brindan a sus clientes. Las Sociedades distribuyen el gas natural en virtud de la Ley del Gas, de los Contratos de Transferencia y de sus Licencias, que les exigen suministrar gas natural bajo condiciones técnicas y de seguridad específicas. De acuerdo con la Ley del Gas, las tarifas se establecen por períodos quinquenales y, previa aprobación del ENARGAS, se pueden ajustar semestralmente para reflejar las variaciones en los costos y el PPI. En 1997, el ENARGAS estableció un factor "x" del 4,5 % y del 4,6 % para Pampeana y Sur, respectivamente, para el período de cinco años que finaliza en 2002. Asimismo, en octubre de 1997, el ENARGAS determinó el factor "k", estableciendo una tasa del 13,1 % para Pampeana y Sur, coeficiente que se aplicó a las inversiones que finalizaron durante 1998. Ver la sección "*Actividades -- Tarifas -- Revisión de tarifas quinquenal*".

La Ley del Gas y las Licencias establecen el mecanismo para determinar la tarifa para cada clase de servicio. La Ley del Gas dispone que la tarifa de gas natural que podrá ser cobrada por las Sociedades a los clientes, se compone de tres elementos: (i) el precio del gas natural adquirido, (ii) una tarifa por el transporte del gas natural desde el lugar de producción al sistema de distribución, y (iii) una tarifa de distribución que establece el ENARGAS. Las Licencias permiten a las Sociedades trasladar los aumentos en el costo del gas natural y del transporte, con la previa aprobación del ENARGAS; por lo tanto, las tarifas podrán ser reajustadas semestralmente a fin de reflejar dichos aumentos. Asimismo, las Sociedades pueden realizar descuentos sobre las tarifas máximas aprobadas, aún cuando reduzcan su tasa de retorno. Ver la sección "*Actividades – Tarifas*".

Las Sociedades distribuyen el gas natural mediante suministro no interrumpible ("en firme") a tres clases de clientes residenciales, comerciales y grandes usuarios; y mediante servicio interrumpible sólo a los grandes usuarios. Ver la sección "*Actividades – Clientes y mercados*".

Clientes residenciales. Estos clientes reciben "servicio residencial" y abonan la tarifa correspondiente a esta clase de servicio, que consiste en un cargo fijo por factura emitida y un precio por unidad de consumo. La tarifa varía según las diferentes subáreas comprendidas dentro del área de concesión de las Sociedades. El cuadro tarifario ha sido estructurado de forma tal que los clientes residenciales y los pequeños usuarios de servicios generales (incluidos en la categoría de usuarios comerciales) abonen tarifas más altas a fin de cubrir el menor factor de utilización y los costos operativos mayores asociados con la prestación del servicio en firme a estos grupos. En consecuencia, los clientes residenciales representan una fuente de ingresos con un elevado margen de ganancia para las Sociedades. Ver la sección "*Actividades – Tarifas*".

Usuarios comerciales. Esta clase comprende a los grandes usuarios (categoría "G") y a los pequeños usuarios (categoría "P") de servicios generales y a otros clientes no residenciales que contratan servicio en firme por menos de 10.000 m^3 de gas natural por día, o utilizan, ya sea en firme o no, menos de 3,0 MMm^3 de gas natural por año. La cartera de usuarios comerciales de las Sociedades incluye un solo gran usuario comercial en el área de servicio de Pampeana. La tarifa para los usuarios de servicios generales consiste en un costo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso del cliente. Los

usuarios de servicios generales de gran volumen abonan un precio menor por unidad de consumo que los usuarios de volúmenes pequeños, pero deben pagar un cargo por capacidad reservada ("demanda"). Otros clientes son los subdistribuidores, estaciones de servicio de GNC y demás minoristas. Dichos usuarios abonan un cargo fijo por factura emitida y un precio por unidad de consumo de una de las subcategorías tarifarias, basado en el volumen de uso. Ver la sección "*Actividades – Tarifas*".

Grandes usuarios. Son aquellas empresas industriales que contratan en firme al menos 10.000 m^3 de gas natural por día o consumen, mediante contratos en firme o de otra manera, más de 3,0 MMm^3 de gas natural por año. Esta categoría abarca centrales eléctricas, cementeras y plantas petroquímicas que dependen del gas natural para mantener la continuidad de sus procesos u operaciones especializadas o lo utilizan como materia prima. Generalmente, reciben el servicio en forma interrumpible, aunque a partir de 1995 las Sociedades han comenzado a ofrecer el servicio en firme también a estos usuarios. La tarifa para los grandes usuarios por servicio en firme incluye un cargo por demanda y un precio por unidad de consumo, al igual que un costo fijo por factura. Comparado con el cargo por demanda y el precio por unidad de consumo, el costo fijo constituye una porción menor de los ingresos por grandes usuarios. El servicio interrumpible se brinda sólo a los grandes usuarios, con tarifas determinadas por contratos celebrados con las Sociedades. Generalmente, optan por el servicio interrumpible los grandes usuarios que tienen la posibilidad de recurrir a combustibles alternativos o que aceptan la interrupción del servicio en los días de mayor demanda durante el invierno. En virtud de lo dispuesto en la Ley del Gas, los grandes usuarios tienen derecho a adquirir el gas natural directamente de los productores en boca de pozo. Entonces, además del servicio completo, que incluye suministro, transporte y distribución al usuario final, las Sociedades también prestan, en limitados casos, servicio de transporte y/o distribución, que no incluye el cargo por la compra de gas natural. Este servicio se brinda a usuarios que, a la vez, son propietarios o que tienen una participación directa o indirecta en los yacimientos. La tarifa por el servicio de transporte y distribución y por el servicio de transporte solamente, consiste en un cargo por unidad de transporte, de distribución (si corresponde) y un cargo fijo por factura. Como las Sociedades meramente trasladan el precio del gas natural, el servicio de transporte, aunque reduce las ventas de gas natural, no afecta los ingresos de las Sociedades. En el caso de ciertos clientes que han construido sus propias redes de subdistribución, las Sociedades pueden limitar sus servicios al transporte de gas natural a través de la venta de capacidad de transporte a costos marginales. El servicio de transporte es interrumpible. Ver la sección "*Actividades -- Clientes y mercados*".

Planta Cerri. En virtud de un contrato firmado con TGS, Pampeana procesa una parte del gas natural de la Planta Cerri, a cambio de un arancel. Durante el ejercicio finalizado el 31 de diciembre de 2000, Pampeana procesó aproximadamente 5,0 MMm^3 diarios de su gas natural en esta planta. La Planta Cerri comprende una planta de extracción de etano y una de absorción de aceite liviano, que juntas recuperan etano, propano, butano y gasolina. Pampeana, o TGS en nombre de Pampeana, vende los productos extraídos del gas natural en la Planta Cerri.

Factores que afectan los resultados de las operaciones

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado era el operador del mencionado servicio en las áreas que ahora corresponden a las Sociedades.

Subsidios. De conformidad con los Documentos de la Privatización, el Gobierno otorgó subsidios a dos clases de clientes residenciales dentro de las áreas de servicio de las Sociedades: (i) jubilados con bajos ingresos en todo el país y (ii) viviendas ubicadas en las zonas más frías del país, lo cual incluye toda el área de servicio de Sur y, desde 1996, la provincia de La Pampa, en el área de servicio de Pampeana. Pampeana devengó por este concepto $ 4,4 millones durante 1998, $ 5,3 millones en 1999, $ 6,0 millones en 2000 y $ 1,7 millón a junio de 2001. Sur devengó $ 66,4 millones en 1998, $ 71,3 millones en 1999, $ 80,7 millones en 2000 y $ 29,7 a junio de 2001. El 10 de abril de 1997, el Poder Ejecutivo Nacional emitió el Decreto N° 319/97 (publicado el 15 de abril de 1997), mediante el cual eliminó el subsidio a los jubilados con ingresos limitados.

Transferencias de redes de distribución. La Ley del Gas prevé que las municipalidades, las provincias e incluso terceros, construyan redes de distribución locales. Una vez construidas, deben negociar la transferencia de estas redes a la sociedad distribuidora concesionaria de la región en la cual la red está ubicada, o solicitar al ENARGAS un permiso para actuar como subdistribuidores. Desde la privatización de los activos de Gas del Estado en 1992, varias redes de distribución fueron transferidas a las Sociedades. Algunas fueron transferidas a título gratuito,

mientras que en otros casos se transfirieron a título oneroso generalmente a través del pago en especie, mediante el suministro de gas natural por un determinado período, según las cláusulas de los contratos de transferencia correspondientes. Con relación a la incorporación de redes transferidas a título gratuito a las Sociedades, las mismas fueron valuadas a su costo de reposición al momento de la transferencia con contrapartida en el rubro "Otros ingresos". Las redes recibidas a título oneroso fueron valuadas a su costo de adquisición.

Valuación. En julio de 1995, la CNV emitió una resolución a fin de definir el criterio de contabilización de los activos transferidos por terceros a las sociedades que efectúan transporte y distribución de gas natural (que no sean consecuencia de derechos adquiridos en el proceso de privatización de las empresas del estado). En agosto de 1995, mediante una segunda resolución, la CNV aclaró que el criterio fijado debía aplicarse a la preparación de los estados contables que cerrasen a partir del 30 de junio de 1995. De conformidad con estas resoluciones, las redes de distribución de gas natural transferidas por los usuarios a título gratuito con posterioridad al 30 de junio de 1995, o construidas parcialmente con aportes de terceros, deben ser valuadas al monto que resulte menor entre el costo de construcción de la instalación (o, si éste fuera desconocido, al costo de reposición) y el "valor de utilización económica" de dichos activos, es decir, descontando su flujo de fondos futuro estimado. Su contrapartida, en la medida que el valor de la obra incorporada exceda el valor de las contraprestaciones a que se obliga la Sociedad, se registra en una cuenta regularizadora que se expone deducida de bienes de uso, y cuyo criterio de amortización es equivalente al del bien incorporado. Dicha cuenta regularizadora refleja la obligación de las Sociedades de compensar en forma total o parcial a los terceros que transfirieron redes de distribución a un valor inferior al de los activos valuados de acuerdo con dichas Normas de la CNV. Como consecuencia de las mismas, el rubro "Otros ingresos y egresos" de las Sociedades y, por lo tanto, su utilidad neta, disminuyeron notablemente para los períodos posteriores al 30 de junio de 1995. Las Sociedades constituyeron reservas facultativas compuestas por las ganancias por transferencia de redes, las cuales, al 31 de diciembre de 2000 y al 30 de junio de 2001 totalizaban $ 43,4 millones en el caso de Pampeana y $ 17,1 millones en el caso de Sur, netas de las distribuciones efectuadas y las desafectaciones realizadas.

Compensación. Además de las resoluciones de la CNV anteriormente descriptas, el ENARGAS adoptó las Resoluciones N° 268/96 y 269/96, que establecieron que, en los emprendimientos financiados total o parcialmente por terceros usuarios, debía efectuarse una bonificación a dichos usuarios basada en la diferencia entre el valor del negocio de cada emprendimiento y el importe efectivamente bonificado, si lo hubiere. Después de conversaciones mantenidas con el ENARGAS, las Sociedades acordaron compensar parcial o totalmente a los terceros mediante el suministro de gas natural en volúmenes a ser determinados por la autoridad de aplicación. En agosto y octubre de 1996, febrero de 1997 y marzo de 1998, el ENARGAS dictó resoluciones que fijaron los volúmenes que las Sociedades debían reconocer a cada cedente de la red de distribución de conformidad con el valor de negocio determinado por dicha autoridad. El 30 de diciembre de 1997, el ENARGAS dictó la Nota N° 4.688, mediante la cual modificó el criterio establecido con anterioridad respecto de la obligación por parte de las licenciatarias del servicio de distribución de otorgar bonificaciones a terceros usuarios que solventaron total o parcialmente emprendimientos de nuevas redes o extensiones de las mismas. Esta modificación consiste básicamente en reemplazar el requisito de presentación por parte de los cedentes de la documentación probatoria de su aporte, por la suscripción de una declaración jurada al respecto. Dicha nota ha sido recurrida por las Sociedades en febrero de 1998 por entender que afecta sus legítimos derechos. Si bien la apelación aún se encuentra pendiente de resolución, las Sociedades han analizado el impacto potencial que podría ocasionar la resolución del ENARGAS.

En tal sentido, las Sociedades estiman que el monto máximo a bonificar por las redes transferidas originalmente sin contraprestación asciende a $ 4,1 millones en el caso de Pampeana y a $ 7,1 millones en el caso de Sur al 31 de diciembre de 2000 y 30 de junio de 2001, considerando que todos los usuarios existentes y los potenciales a ser incorporados tuviesen derecho a las bonificaciones establecidas en las resoluciones del ENARGAS. La diferencia entre el monto determinado y la estimación preliminar efectuada en 1999 fue reconocida en los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2000 mediante el incremento de la reserva facultativa. Una vez finalizado el plazo fijado por la autoridad regulatoria para el otorgamiento de bonificaciones, se realizará un análisis del valor real de cada proyecto en función de los usuarios efectivamente incorporados y su valor del negocio, aumentando o disminuyendo el valor del pasivo, según corresponda. Respecto de las redes transferidas a título oneroso, el pasivo se irá reconociendo en la medida en que se vaya acordando con los terceros usuarios el monto de las respectivas contraprestaciones.

Asimismo, en virtud de las resoluciones aplicables del ENARGAS, cada una de las Sociedades efectúo el inventario de todos sus activos esenciales al 31 de diciembre de 1997. El inventario (certificado por un perito independiente con fecha 26 de octubre de 1998) dio como resultado una diferencia entre el inventario contable y el físico de aproximadamente $ 12,8 millones en el caso de Pampeana y $ 5,5 millones en el caso de Sur (en ambos casos en exceso el saldo contable). Debido a que las Sociedades mantenían reservas facultativas compuestas por las ganancias derivadas de la incorporación de redes transferidas a título gratuito, dichas diferencias fueron ajustadas por las Sociedades contra sus respectivas reservas facultativas.

Honorarios del operador técnico y otros honorarios. Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el contrato de asistencia técnica celebrado en el año 1992 (el "Contrato de Asistencia Técnica"). Dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias).. Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costo de venta. Asimismo, las Sociedades pagan $ 50.000 mensuales en concepto de servicios por asesoramiento financiero a sus respectivos accionistas controlantes, Sodigas Pampeana y Sodigas Sur. Dicho monto se registra en gastos de administración. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana, y $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur, y $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Depreciación. Los bienes de uso adquiridos por las Sociedades desde el comienzo de sus actividades, como, por ejemplo, redes, vehículos e instrumentos, se deprecian en plazos que oscilan entre los 2 y los 50 años, según el caso. La depreciación se imputa principalmente contra el costo de ventas.

Impuesto a la ganancia mínima presunta. De conformidad con la Ley N° 25.063, las Sociedades se encuentran sujetas al impuesto a la ganancia mínima presunta, vigente a partir del 31 de diciembre de 1998. De acuerdo con este régimen, las Sociedades deben abonar el monto que resulte mayor entre el impuesto a las ganancias y el impuesto a la ganancia mínima presunta. En caso que el impuesto a la ganancia mínima presunta al cierre de un ejercicio económico exceda al impuesto a las ganancias, las sumas abonadas por dicho concepto podrán computarse como pago a cuenta del impuesto a las ganancias que pudiera producirse en los diez ejercicios económicos siguientes. El impuesto a la ganancia mínima presunta se calcula en forma individual sobre una tasa del 1 % respecto de la renta potencial de ciertos activos al cierre del período, según lo define la ley.

El contrato con Central Piedra Buena S.A. Desde mayo de 2001, Pampeana y Central Piedra Buena S.A. ("Piedra Buena") se encuentran negociando los términos de un nuevo contrato de suministro. Ver las secciones *"Actividades -- Clientes y mercados -- Ventas en firme -- Grandes usuarios"* y *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas"*.

01896

Períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención al período 2001 y 2000 se referirá a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, respectivamente. Los resultados de las operaciones de las Sociedades correspondientes al período de seis meses finalizado el 30 de junio de 2001 no reflejan todos los factores estacionales que afectan los resultados de las operaciones de las Sociedades y no necesariamente indican los resultados de las operaciones esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales.

El cuadro que se presenta a continuación describe, en forma individual y combinada, los resultados de las operaciones de las Sociedades y el porcentaje que representan sobre las ventas netas para los períodos 2001 y 2000.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de			
	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas	2001	% de ventas netas	2000	% de ventas netas
	(en millones de $)											
Ventas brutas	174,0		162,2		111,3		105,1		285,3		267,3	
Ventas netas[1]	168,2	100,0 %	157,0	100,0 %	108,6	100,0 %	103,2	100,0 %	276,8	100,0 %	260,2	100,0 %
Ganancia bruta	34,8	20,7	34,2	21,8	29,7	27,3	29,1	28,2	64,5	23,3	63,3	24,3
Ganancia operativa	17,7	10,5	19,7	12,5	19,9	18,3	20,3	19,7	37,6	13,6	40,0	15,4
Otros ingresos y (egresos)	0,6	0,4	(0,6)	(0,4)	0,7	0,6	0,4	0,4	1,3	0,5	(0,2)	(0,1)
Resultados financieros y por tenencia	(1,0)	(0,6)	(1,2)	0,8	(2,1)	(1,9)	(1,3)	(1,3)	(3,1)	(1,1)	(2,5)	1,0
Ganancias del período	11,3	6,7	10,3	6,6	1,6	1,5	14,0	13,6	12,9	4,7	24,3	9,3
Ventas netas por m^3	0,092		0,092		0,083		0,074		0,088		0,084	
Ganancia bruta por m^3	0,019		0,020		0,023		0,021		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas natural y ventas de otros conceptos para los períodos 2001 y 2000, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de			
	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas	2001	% de ventas brutas	2000	% de ventas brutas
	(en millones de $)											
Ventas brutas												
Servicio en firme												
Residencial	86,2	49,6 %	79,5	49,0 %	71,0	63,8 %	64,5	61,4 %	157,2	55,1 %	144,0	53,9 %
Comercial[1]	34,0	19,5	28,5	17,6	20,5	18,4	18,8	17,9	54,5	19,1	47,3	17,7
Grandes usuarios[2]												
Servicio en firme e interrumpible	37,3	21,4	33,7	20,8	13,2	11,9	14,2	13,5	50,5	17,7	47,9	17,9
Sólo transporte	11,8	6,8	9,5	5,9	4,1	3,7	5,2	4,9	15,9	5,6	14,7	5,5
Planta Cerri	2,7	1,6	9,3	5,7	1,3	1,2	1,1	1,0	4,0	1,4	10,4	3,9
Ventas de otros conceptos	2,1	1,2	1,6	1,0	1,2	1,1	1,1	1,0	3,3	1,2	2,7	1,0
Total ventas brutas	174,0	100,0	162,2	100,0	111,3	100,0	105,1	100,0	285,3	100,0	267,3	100,0

Notas:
(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades — Clientes y mercados"*.
(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección *"Actividades — Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los períodos 2001 y 2000 y el porcentaje que los mismos representan sobre las ventas totales.

Volúmenes vendidos

	Pampeana				Sur				Pampeana y Sur			
	Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de				Períodos económicos de seis meses finalizados el 30 de junio de			
	2001	% de volumen total	2000	% de volume n total	2001	% de volumen total	2000	% de volumen total	2001	% de volumen total	2000	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio en firme												
Residencial	436,7	23,9 %	417,3	24,5 %	630,9	48,0 %	599,3	42,9 %	1.067,6	34,0 %	1.016,6	32,8 %
Comercial(1)	285,2	15,6	250,3	14,7	243,2	18,5	249,0	17,8	528,4	16,8	499,3	16,1
Grandes usuarios(2)												
Servicio en firme e interrumpible	541,6	29,6	476,2	27,9	251,0	19,1	284,1	20,4	792,6	25,2	760,3	24,5
Sólo transporte	552,7	30,2	478,2	28,0	174,5	13,3	250,2	17,9	727,2	23,1	728,4	23,5
Planta Cerri	11,1	0,6	83,3	4,9		0,0		0,0	11,1	0,4	83,3	2,7
GLP	1,0	0,1	1,1	0,1	15,2	1,2	13,0	0,9	16,2	0,5	14,1	0,5
Volumen total	1.828,3		1.706,4		1.314,8		1.395,6		3.143,1		3.102,0	

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección "*Actividades — Clientes y mercados*".

(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección "*Actividades — Tarifas*".

Las ventas brutas combinadas de las Sociedades aumentaron un 6,7 % al alcanzar $ 285,3 millones en el período económico de seis meses finalizado el 30 de junio de 2001, en comparación con los $ 267,3 millones registrados en el mismo período de 2000, mientras que las ventas netas combinadas aumentaron un 6,4 %, de $ 260,2 millones en el período 2000 a $ 276,8 millones en 2001. El volumen total de gas natural entregado combinado de las Sociedades aumentó un 1,3 % en el período 2001 en comparación con el período 2000.

Las ventas brutas de Pampeana aumentaron un 7,3 % a $ 174,0 millones en el período económico finalizado el 30 de junio de 2001, respecto de los $ 162,2 millones alcanzados en el período 2000, debido básicamente a un aumento del 7,1 % en el volumen de gas natural vendido por Pampeana en el período 2001. Dicho aumento se debió principalmente al incremento en el volumen de gas natural vendido a clientes residenciales, comerciales y grandes usuarios.

Las ventas brutas de Sur fueron de $ 111,3 millones para el período 2001, lo que representa un incremento del 5,9 % respecto de los $ 105,1 millones registrados para el período 2000. El volumen total de gas natural vendido por Sur disminuyó un 5,8 % en el período 2001, respecto del período 2000. La disminución del volumen de gas natural vendido se debió principalmente al menor volumen de gas natural vendido a grandes usuarios y clientes comerciales, lo cual fue parcialmente compensado con el incremento del volumen de gas natural vendido a clientes residenciales.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las dos Sociedades aumentó de $ 196,9 millones o 75,7 % de las ventas netas combinadas para el período 2000, a $ 212,3 millones o 76,7 % de las ventas netas combinadas para el período 2001, lo que representa una suba del 7,8 %.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los períodos 2001 y 2000.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Períodos económicos de seis meses finalizados el 30 de junio de		Períodos económicos de seis meses finalizados el 30 de junio de		Períodos económicos de seis meses finalizados el 30 de junio de	
	2001	2000	2001	2000	2001	2000
Compra de gas natural	38,1 %	36,0 %	49,4 %	48,2 %	42,5 %	40,8 %
Transporte de gas natural	26,0	25,2	9,0	8,8	19,3	18,7
Personal(1)	4,4	4,7	4,6	5,2	4,5	4,9
Depreciación y amortización	6,1	6,1	4,7	4,6	5,5	5,5
Honorarios por servicios(3)	1,0	0,9	0,9	1,5	1,0	1,2
Otros costos(2)	3,7	5,3	3,9	3,5	3,8	4,6
Total	79,3	78,2	72,6	71,8	76,7	75,7

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye básicamente transporte, servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.
(3) Incluye los honorarios de operador técnico pagados a Camuzzi Argentina.

El costo de ventas de Pampeana aumentó como porcentaje de las ventas netas de 78,2 % en el período 2000 a 79,3 % en el período 2001. Adicionalmente, el costo del transporte de Pampeana aumentó como porcentaje de ventas netas de un 25,2 % en el período 2000 a un 26 % en el período 2001. Ambos aumentos se debieron a un incremento en las ventas parcialmente disminuidas por la reducción en otros costos debido al nuevo acuerdo con TGS, que reemplaza la antigua modalidad de procesamiento por cuenta y orden en la Planta Cerri, donde Pampeana era propietaria del gas natural que se extraía y TGS lo vendía por cuenta y orden de la distribuidora.

El costo de ventas de Sur aumentó como porcentaje de las ventas netas de 71,8 % en el período 2000 a 72,6 % en el período 2001, principalmente debido a un aumento del monto de venta respecto al mismo período del año anterior.

La ganancia bruta combinada de las Sociedades correspondiente al período 2001 se incrementó en un 1,9 %, al alcanzar $ 64,5 millones, o el 23,3 % de las ventas netas combinadas, en comparación con el período 2000, en el cual alcanzó $ 63,3 millones o 24,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente al período 2001 fue de $ 34,8 millones, es decir, un 1,8 % más que la ganancia bruta correspondiente al período 2000, que alcanzó los $ 34,2 millones; estas cifras representan el 20,7 % y 21,8 % de las ventas netas de dichos períodos, respectivamente. La ganancia bruta de Sur correspondiente al período 2001 aumentó un 2,1 % a $ 29,7 millones frente a los $ 29,1 millones registrados para el período de 2000, lo que representa el 27,3 % y el 28,2 % de las ventas netas de dichos períodos, respectivamente. Ambos incrementos se debieron a mayores aumentos en los ingresos por ventas, en comparación con los aumentos en los costos de venta.

01899

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 15,5 %, de $ 23,3 millones para el período 2000, a $ 26,9 millones, para el período de 2001.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración, de las Sociedades para los períodos 2001 y 2000.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Períodos económicos de seis meses finalizados el 30 de junio de		Períodos económicos de seis meses finalizados el 30 de junio de		Períodos económicos de seis meses finalizados el 30 de junio de	
	2001	2000	2001	2000	2001	2000
	(en millones de $)					
Comercialización						
Personal[1]	3,2	3,0	2,2	2,2	5,4	5,2
Depreciación y amortización	0,2	0,3	0,2	0,2	0,3	0,5
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	1,4	1,2	0,1	0,9	2,4	2,1
Previsión para deudores incobrables	0,6	0,9	0,2	0,4	0,8	1,3
Subtotal	5,4	5,3	3,5	3,7	8,9	9,0
Administración						
Personal[1]	4,5	4,3	2,2	2,3	6,7	6,6
Depreciación y amortización	0,8	0,8	0,4	0,5	1,2	1,3
Honorarios por servicios	2,8	1,0	1,4	0,6	4,2	1,6
Otros costos[2]	3,5	3,0	2,3	1,7	5,8	4,7
Subtotal	11,6	9,2	6,3	5,1	17,9	14,3
Total	17,1	14,5	9,9	8,8	26,9	23,3

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye servicios contratados, fletes, correos, comunicaciones, procesamiento de datos y gastos generales e impuestos y gravámenes establecidos por el ENARGAS y ciertas municipalidades.

Los gastos de comercialización y administración de Pampeana aumentaron un 17,9 % en el período 2001. Los gastos de comercialización y administración de Sur aumentaron un 12,5 % en el período 2001. El aumento combinado se debió principalmente al incremento de los honorarios por servicios, el cual se vio compensado por una disminución de la previsión para deudores incobrables y por una disminución en otros costos.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 6 % al alcanzar $ 37,6 millones en el período 2001 en comparación con los $ 40,0 millones registrados en el período de 2000, que representaron un 13,6 % y un 15,4 % de las ventas netas combinadas para dichos períodos, respectivamente, debido principalmente a un aumento en los gastos de administración y comercialización parcialmente compensado por un aumento en la ganancia bruta. La ganancia operativa de Pampeana disminuyó un 10,2 % en el período 2001 comparado con el período 2000, y representa un 10,5 % y un 12,5 % de las ventas netas de dichos períodos, respectivamente. La ganancia operativa de Sur disminuyó aproximadamente 2 %, al alcanzar $ 19,9 millones en 2001 en comparación con los $ 20,3 millones registrados en 2000.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados de las Sociedades aumentó de una pérdida de $ 0,2 millón en el período 2000 a una ganancia de $ 1,3 millón en 2001, debido principalmente al resultado generado por la publicación de los certificados por contribución de mejoras en Pampeana, así como un menor cargo por multas y penalizaciones. El rubro "Otros ingresos y egresos" de Pampeana aumentó de una pérdida de $ 0,6 millón para el período 2000 a una ganancia de $ 0,6 millón para el período 2001, mientras que en Sur el rubro "Otros ingresos y egresos" aumentó de $ 0,4 millón en 2000 a $ 0,7 millón en 2001.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen el interés generado por activos de las Sociedades y cargos por pago fuera de término de clientes, el interés de las deudas pendientes y las ganancias o pérdidas por diferencias de cambio, entre otros. Los resultados financieros y por tenencia para ambas Sociedades totalizaron una pérdida de $ 3,1 millones en el período 2001, comparados con una pérdida de

$ 2,5 millones en el período 2000. Los resultados financieros y por tenencia de Pampeana totalizaron una pérdida de $ 1,2 millón en el período 2000 y $ 1,0 millón en el período 2001, debido principalmente a una disminución de los intereses generados por pasivos por la cancelación durante el período 2001 de la moratoria correspondiente al impuesto a los ingresos brutos de la provincia de Buenos Aires. Los resultados financieros y por tenencia de Sur totalizaron una pérdida de $ 1,3 millón en el período 2000 y una pérdida de $ 2,1 millones en el período 2001. Dicho aumento se debió principalmente al incremento de los intereses generados por pasivos y del impuesto a los débitos y créditos en cuentas bancarias establecido durante el año 2001.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 11,4 millones en impuestos para el período 2001 frente a los $ 12,8 millones devengados durante el período 2000, lo que resulta en una tasa efectiva del 31,9 % y 34,5 %, respectivamente. El impuesto a las ganancias devengado por Pampeana disminuyó un 19,8 % en el período 2001 con respecto a igual período de 2000. Por su parte, el impuesto a las ganancias devengado por Sur aumentó un 0,8 % en el período 2001 con respecto al período 2000 sin considerar la pérdida impositiva asignable a resultados extraordinarios del período 2001 por $ 11,4 millones.

Resultados extraordinarios. Las Sociedades devengaron un resultado extraordinario combinado equivalente a una pérdida de $ 11,4 millones en junio de 2001 y una pérdida de $ 0,2 millón en el mismo semestre del año 2000. Pampeana registró una pérdida extraordinaria de $ 0,2 millón durante el período 2000 como consecuencia de la desvalorización de las acciones de Mercobank S.A. ("Mercobank"). En el caso de Sur, este rubro arrojó una pérdida neta de $ 11,4 millones en el período 2001 debido a la contabilización de una previsión para atender el pago del impuesto a los ingresos brutos sobre subsidios.

Ganancia del período. Las Sociedades experimentaron una disminución del 46,9 % en su ganancia del período combinada, la que alcanzó $ 12,9 millones para el período 2001 frente a los $ 24,3 millones alcanzados en el período 2000, debido principalmente al resultado extraordinario generado en el primer semestre de 2001 en Sur y a la disminución en el resultado operativo de las Sociedades respecto del año anterior. La ganancia del período de Pampeana aumentó un 9,7 % de $ 10,3 millones en el período 2000 a $ 11,3 millones en el período 2001. La ganancia del período de Sur disminuyó un 88,6 %, al totalizar $ 1,6 millón en 2001 en comparación con los $ 14,0 millones alcanzados en el período 2000.

Ejercicios finalizados el 31 de diciembre de 2000 y 1999

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 2000 y 1999 se referirá a los ejercicios finalizados el 31 de diciembre de 2000 y 1999, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 2000 y 1999.

Resultados de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas	2000	% de ventas netas	1999	% de ventas netas
	(en millones de $)											
Ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	
Ventas netas[1]	356,4	100,0 %	362,6	100,0 %	228,1	100,0 %	222,5	100,0 %	584,5	100,0 %	585,1	100,0 %
Ganancia bruta	85,6	24,0	86,4	23,8	64,5	28,3	61,9	27,8	150,1	25,7	148,3	25,3
Ganancia operativa	47,8	13,4	51,6	14,2	43,6	19,1	40,6	18,2	91,4	15,6	92,2	15,8
Otros ingresos y egresos	0,9	0,3	1,0	0,3	1,7	0,7	0,5	0,2	2,6	0,4	1,5	0,3
Resultados financieros y por tenencia	(1,2)	(0,3)	(1,7)	(0,5)	(3,4)	(1,5)	(3,4)	(1,5)	(4,6)	(0,8)	(5,1)	(0,9)
Ganancia del ejercicio	29,8	8,4	31,2	8,6	30,6	13,4	24,7	11,1	60,4	10,3	55,9	9,6
Ventas netas por m³	0,098		0,090		0,076		0,069		0,088		0,081	
Ganancia bruta por m³	0,024		0,021		0,022		0,019		0,023		0,021	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

01901

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas natural y ventas de otros conceptos para los ejercicios 2000 y 1999, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas	2000	% de ventas brutas	1999	% de ventas brutas
	(en millones de $)											
Ventas brutas												
Servicio firme												
Residencial	192,9	52,4 %	175,8	46,9 %	150,0	64,6 %	133,9	59,0 %	342,9	57,1 %	309,7	51,5 %
Comercial[1]	64,7	17,6	59,2	15,8	40,4	17,4	36,8	16,2	105,1	17,5	96,0	16,0
Grandes usuarios[2]												
Servicio en firme e interrumpible	82,3	22,4	110,4	29,5	26,8	11,5	41,6	18,3	109,1	18,2	152,0	25,3
Sólo transporte	4,4	1,2	7,4	2,0	10,1	4,4	10,3	4,6	14,5	2,4	17,7	2,9
Planta Cerri	20,4	5,5	18,5	4,9	0,0	0,0	0,0	0,0	20,4	3,4	18,5	3,1
Ventas de otros conceptos	3,5	1,0	3,5	0,9	4,8	2,1	4,3	1,9	8,3	1,4	7,8	1,3
Total ventas brutas	368,2		374,8		232,1		226,9		600,3		601,7	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 2000 y 1999 y el porcentaje que los mismos representan sobre las ventas totales.

Volúmenes vendidos

	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total	2000	% de volumen total	1999	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.090,4	29,9 %	1.003,5	24,9 %	1.418,4	47,3 %	1.325,5	41,4 %	2.508,8	37,8 %	2.329,0	32,2 %
Comercial[1]	561,2	15,4	528,7	13,1	520,3	17,4	493,8	15,4	1.081,5	16,3	1.022,5	14,1
Grandes usuarios[2]												
Servicio en firme e interrumpible	1.741,2	47,8	2.152,3	53,5	502,0	16,7	803,2	25,1	2.243,2	33,8	2.955,5	40,9
Sólo transporte	82,5	2,3	127,0	3,2	525,6	17,5	554,3	17,3	608,1	9,2	681,3	9,4
Planta Cerri	163,9	4,5	207,0	5,1	0,0	0,0	0,0	0,0	163,9	2,5	207,3	2,9
GLP	2,5	0,1	2,4	0,1	32,1	1,1	25,2	0,8	34,6	0,5	27,6	0,4
RTP[3]	0,0		4,1	0,1	0,0	0,0	0,0	0,0	0,0	0,0	4,1	0,1
Volumen total	3.641,7		4.025,3		2.998,4		3.202,0		6.640,1		7.227,3	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección *"Actividades – Tarifas"*.

(3) Corresponde a la venta de capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades - - Tarifas"*.

Las ventas brutas combinadas de las Sociedades disminuyeron un 0,2 % al alcanzar $ 600,3 millones en 2000, en comparación con $ 601,7 millones registrados en 1999, mientras que las ventas netas combinadas disminuyeron un 0,1 %, de $ 585,1 millones en 1999 a $ 584,5 millones en 2000. El volumen combinado total de gas natural entregado por las Sociedades disminuyó un 8,1 % en 2000 respecto del volumen registrado en 1999.

Las ventas brutas de Pampeana disminuyeron un 1,8 %, al alcanzar $ 368,2 millones en 2000, en comparación con $ 374,8 millones en 1999. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales, debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,5 % en 2000 respecto de la existente en 1999. Las ventas netas de Pampeana para 2000 fueron de $ 356,4 millones, lo que representa una disminución del 1,7 % respecto de los $ 362,6 millones registrados en 1999.

Las ventas brutas de Sur aumentaron un 2,3 %, al alcanzar $ 232,1 millones en 2000, en comparación con $ 226,9 millones en 1999. El volumen total de gas natural vendido por Sur disminuyó un 6,4 % en 2000, respecto del volumen registrado en 1999. Dicha disminución se debió en gran medida a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1999. La base de clientes residenciales aumentó un 3,3 % en 2000 respecto de la existente en 1999. Las ventas netas de Sur para 2000 fueron de $ 228,1 millones, lo que representa un incremento del 2,5 % respecto de los $ 222,5 millones registrados en 1999.

Costos de ventas; ganancia bruta. El costo de ventas combinado de las Sociedades fue de $ 434,4 millones, o 74,2 % de las ventas netas combinadas en 2000, y de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999.

La tabla siguiente presenta, en forma combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 2000 y 1999.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
Compra de gas natural	37,4 %	40,3 %	49,1 %	49,7 %	41,9 %	43,9 %
Transporte de gas natural	23,1	22,1	8,6	9,9	17,4	17,4
Personal[1]	3,4	3,3	3,4	3,5	3,4	3,4
Depreciación y amortización	5,6	5,1	4,3	4,1	5,1	4,7
Honorarios por servicios[2]	1,1	1,1	1,6	1,4	1,3	1,2
Otros costos[3]	5,5	4,3	4,7	3,5	5,1	4,0
Total	76,1	76,2	71,7	72,2	74,2	74,6

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.

(3) Incluye básicamente transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

El costo de ventas de Pampeana, como porcentaje de las ventas netas, disminuyó de 76,2 % en 1999 a 76,1 % en 2000. Esta disminución se debió a una reducción en las compras de gas natural (que disminuyeron de un 40,3 % en 1999 a un 37,4 % en 2000, como porcentaje de las ventas netas), la que fue compensada parcialmente por un incremento en los gastos de personal (que aumentaron de un 3,3 % en 1999 a un 3,4 % en 2000) y por un aumento de otros costos (que aumentaron de un 4,3 % en 1999 a un 5,5 % en 2000).

El costo de ventas de Sur, como porcentaje de ventas netas, disminuyó de un 72,2 % en 1999 a un 71,7 % en 2000. Dicha disminución se debió a una reducción en las compras de gas natural (que disminuyeron de un 49,7 % en 1999 a un 49,1 % en 2000) y una reducción en el transporte de gas natural (que disminuyó de un 9,9 % en 1999 a un 8,6 % en 2000). El costo de ventas de Sur fue compensado parcialmente por un aumento de otros costos de un 3,5 % en 1999 a un 4,7 % en 2000.

El impuesto a los ingresos brutos en Pampeana disminuyó a $ 11,9 millones en 2000 frente a los $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 2000 y del 3,2 % en 1999. El impuesto a los ingresos brutos en Sur disminuyó a $ 4,0 millones en 2000 frente a los $ 4,4 millones en 1999, a una tasa efectiva del 1,7 % en 2000 y del 1,9 % en 1999. El impuesto a los ingresos brutos en ambas Sociedades disminuyó a $ 15,8 millones en 2000 en comparación con los $ 16,6 millones registrados en 1999, a una tasa efectiva del 2,6 % en 2000 y del 2,8 % en 1999.

La ganancia bruta combinada de las Sociedades correspondiente al 2000 alcanzó $ 150,1 millones, o sea 25,7 % de las ventas netas combinadas, lo que representa un aumento del 1,2 % respecto de 1999, cuando alcanzó $ 148,3 millones o 25,3 % de las ventas netas combinadas. La ganancia bruta de Pampeana se redujo un 0,9 %, de $ 86,4 millones en 1999 a $ 85,6 millones en 2000; lo que representa un 23,8 % y un 24 % sobre las ventas netas para dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente al 2000 aumentó un 4,2 %, al totalizar $ 64,5 millones frente a los $ 61,9 millones registrados en 1999, representando el 28,3 % y el 27,8 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 4,6 %, al alcanzar $ 58,8 millones en 2000, en comparación con $ 56,2 millones registrados en 1999.

La siguiente tabla presenta, en forma combinada, los gastos de comercialización y administración, de las Sociedades para los ejercicios 2000 y 1999.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de	
	2000	1999	2000	1999	2000	1999
	(en millones de $)					
Comercialización						
Personal[1]	7,1	5,6	4,3	3,7	11,4	9,3
Depreciación y amortización	0,4	0,4	0,2	0,3	0,6	0,7
Honorarios por servicios	0,1	0,0	0,1	0,0	0,2	0,0
Otros costos[2]	2,9	2,5	1,4	1,7	4,3	4,2
Deudores incobrables	2,6	1,7	1,2	0,9	3,8	2,6
Subtotal	13,1	10,2	7,3	6,5	20,4	16,7
Administración						
Personal[1]	10,9	10,8	6,9	7,0	17,8	17,8
Depreciación y amortización	1,5	1,7	0,8	1,0	2,3	2,7
Honorarios por servicios	4,0	4,2	1,4	2,2	5,4	6,4
Otros costos[2]	8,3	8,0	4,5	4,8	12,8	12,8
Subtotal	24,8	24,6	13,6	14,9	38,4	39,5
Total	37,9	34,8	20,9	21,4	58,8	56,2

Notas:

(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.

(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad, gastos generales, impuestos y tasas establecidos por el ENARGAS, ciertas municipalidades, procesamiento de líquidos y servicios contratados.

01904

El total de gastos de comercialización y administración de Pampeana aumentó un 8,9 % en 2000, principalmente como consecuencia de un incremento de los gastos de personal (los cuales aumentaron a $ 18,0 millones en 2000 comparados con $ 16,4 millones registrados en 1999), así como a un aumento de los deudores incobrables (los cuales aumentaron a $ 2,6 millones en 2000 frente a $ 1,7 millón registrado en 1999). El total de gastos de comercialización y administración de Sur disminuyó un 2,3 % en 2000, principalmente como consecuencia de la disminución de los honorarios por servicios, que se redujeron a $ 1,5 millón en 2000 frente a los $ 2,2 millones registrados en 1999. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades disminuyó un 0,9 % al alcanzar $ 91,4 millones en 2000, en comparación con $ 92,2 millones registrados en 1999, que representaron un 15,6 % y un 15,8 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana disminuyó un 7,4 %, al totalizar $ 47,8 millones en 2000, mientras que en 1999 dicho monto ascendió a $ 51,6 millones, lo cual representa un 13,4 % y un 14,2 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia operativa de Sur correspondiente al 2000 aumentó un 7,4 %, al totalizar $ 43,6 millones en comparación con los $ 40,6 millones registrados en 1999, cifras que representan el 19,1 % y el 18,2 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinado registró una ganancia de $ 2,6 millones en 2000 en comparación con una ganancia de $ 1,5 millón en 1999. El rubro "Otros ingresos y egresos" de Pampeana disminuyó de una ganancia de $ 1,0 millón en 1999 a una ganancia de $ 0,9 millón en 2000. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 1,7 millón en 2000 en comparación con una ganancia de $ 0,5 millón en 1999. Dicho aumento es atribuible en gran parte al hecho de que algunos de los directores de las Sociedades renunciaron a sus derechos a recibir honorarios por los servicios prestados a las Sociedades durante 1999 y 1998.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por activos de las Sociedades y cargos por pago fuera de término de clientes, interés de deudas pendientes, y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 4,6 millones en 2000, comparados con $ 5,1 millones en 1999. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,2 millón en 2000 respecto del $ 1,7 millón registrado en 1999. Dicha disminución refleja el resultado neto de la reducción de los intereses provenientes de activos y de la reducción de los intereses generados por deudas impositivas. Los resultados financieros y por tenencia de Sur totalizaron $ 3,4 millones en 2000 en comparación con $ 3,4 millones registrados en 1999.

Impuesto a las ganancias. Las Sociedades devengaron un total de $ 28,6 millones en impuesto a las ganancias para 2000 frente a los $ 31,7 millones devengados durante 1999, lo que resulta en una tasa efectiva del 32,1 % y 36,2 %, respectivamente.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,4 millón durante 2000, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank.

Ganancia del ejercicio. Las Sociedades registraron un aumento del 8,1 % en su ganancia del ejercicio combinada, al alcanzar $ 60,4 millones para 2000 frente a los $ 55,9 millones alcanzados en el ejercicio 1999. La ganancia del ejercicio de Pampeana disminuyó un 4,5 % de $ 31,2 millones en 1999 a $ 29,8 millones en 2000. La ganancia del ejercicio de Sur aumentó un 23,9 %, al totalizar $ 30,6 millones en el ejercicio 2000 en comparación con los $ 24,7 millones alcanzados en el ejercicio y 1999.

Ejercicios finalizados el 31 de diciembre de 1999 y 1998

A los fines de la siguiente exposición, y salvo que se indique lo contrario, toda mención a 1999 y 1998 se referirá a los ejercicios finalizados el 31 de diciembre de 1999 y 1998, respectivamente.

El cuadro que se presenta a continuación describe los resultados de las operaciones y el porcentaje que representan sobre las ventas netas de Pampeana, Sur y las Sociedades en forma combinada para los ejercicios 1999 y 1998.

Resultado de las operaciones

	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas	1999	% de ventas netas	1998	% de ventas netas
	(en millones de $)											
Ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	
Ventas netas[1]	362,6	100,0 %	367,7	100,0 %	222,5	100,0 %	201,4	100,0 %	585,1	100,0 %	569,1	100,0 %
Ganancia bruta	86,4	23,8	85,5	23,3	61,9	27,8	57,3	28,5	148,3	25,3	142,8	25,1
Ganancia operativa	51,6	14,2	52,8	14,4	40,6	18,2	36,5	18,1	92,2	15,8	89,3	15,7
Otros ingresos y egresos	1,0	0,3	(1,5)	(0,4)	0,5	0,2	(1,7)	(0,8)	1,5	0,3	(3,2)	(0,6)
Resultados financieros y por tenencia	(1,7)	(0,5)	(4,6)	(1,3)	(3,4)	(1,5)	(3,3)	(1,6)	(5,1)	(0,9)	(7,9)	(1,4)
Ganancia del ejercicio	31,2	8,6	24,2	6,6	24,7	11,1	19,4	9,6	55,9	9,6	43,6	7,7
Ventas netas por m³	0,090		0,087		0,069		0,068		0,081		0,079	
Ganancia bruta por m³	0,021		0,020		0,019		0,019		0,021		0,020	

Nota:
(1) Representa las ventas brutas menos el impuesto a los ingresos brutos.

Ventas brutas; ventas netas. La siguiente tabla presenta, tanto en forma individual como combinada, los ingresos por ventas de las Sociedades por tipo de cliente, por transporte de gas natural y ventas de otros conceptos para los ejercicios 1999 y 1998, así como el porcentaje que estos valores representan sobre las ventas brutas.

Ventas brutas

	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas	1999	% de ventas brutas	1998	% de ventas brutas
	(en millones de $)											
Ventas brutas												
Servicio firme												
Residencial	175,8	46,9 %	156,5	41,5 %	133,9	59,0 %	123,4	60,2 %	309,7	51,5 %	279,9	48,1 %
Comercial[1]	59,2	15,8	56,4	15,0	36,8	16,2	34,7	16,9	96,0	16,0	91,1	15,6
Grandes usuarios[2]												
Servicio en firme e interrumpible	110,4	29,5	133,8	35,5	41,6	18,3	34,4	16,8	152,0	25,3	168,2	
Sólo transporte	7,4	2,0	12,1	3,2	10,3	4,6	7,8	3,8	17,7	2,9	19,9	
Planta Cerri	18,5	4,9	16,4	4,3	0,0	0,0	0,0	0,0	18,5	3,1	16,4	2,8
Ventas por otros conceptos	3,5	0,9	2,2	0,6	4,3	1,9	4,7	2,3	7,8	1,3	6,9	1,2
Total ventas brutas	374,8		377,4		226,9		205,0		601,7		582,4	

Notas:
(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.
(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución y ventas de capacidad de transporte ("RTP") a proveedores, principalmente a YPF. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección *"Actividades – Tarifas"*.

El cuadro siguiente indica, en forma individual y combinada, los volúmenes de venta de las Sociedades por tipo de cliente para los ejercicios 1999 y 1998 y el porcentaje que los mismos representan sobre las ventas totales.

	Volúmenes vendidos											
	Pampeana				Sur				Pampeana y Sur			
	Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de				Ejercicios económicos finalizados el 31 de diciembre de			
	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total	1999	% de volumen total	1998	% de volumen total
	(en MMm³)											
Volumen vendido												
Servicio firme												
Residencial	1.003,5	24,9 %	866,5	20,5 %	1.325,5	41,4 %	1.202,9	40,7 %	2.329,0	32,2 %	2.069,4	28,8 %
Comercial[1]	528,7	13,1	506,9	12,0	493,8	15,4	458,2	15,5	1.022,5	14,1	965,1	13,4
Grandes usuarios[2]												
Servicio en firme e interrumpible	2.152,3	53,5	1.810,0	42,8	803,2	25,1	628,0	21,2	2.955,5	40,9	2.438,0	33,9
Sólo transporte	127,0	3,2	571,1	13,5	554,3	17,3	642,9	21,8	681,3	9,4	1.214,0	16,9
Planta Cerri	207,3	5,2	171,5	4,1	0,0	0,0	0,0	0,0	207,3	2,9	171,5	2,4
GLP	2,4	0,1	2,2	0,1	25,2	0,8	23,7	0,8	27,6	0,4	25,9	0,4
RTP[3]	4,1	0,1	299,0	7,1	0,0	0,0	0,0	0,0	4,1	0,1	299,0	4,2
Volumen total	4.025,3		4.227,2		3.202,0		2.955,7		7.227,3		7.182,9	

Notas:

(1) Incluye ventas a los usuarios comerciales del servicio general "P" (pequeños) y "G" (grandes), subdistribuidores, estaciones de GNC y otros minoristas. Ver la sección *"Actividades – Clientes y mercados"*.

(2) Incluye ventas a clientes que compran el gas natural directamente de los proveedores y a quienes las Sociedades les brindan servicios de transporte y/o distribución. En consecuencia, la tarifa del servicio no está incluida en el precio del gas natural. Ver la sección *"Actividades – Tarifas"*.

(3) Hace referencia a la venta de la capacidad de transporte de las Sociedades a proveedores, principalmente a YPF. Ver la sección *"Actividades – Tarifas"*.

Las ventas brutas combinadas de las Sociedades aumentaron un 3,3 % al alcanzar $ 601,7 millones en 1999 frente a $ 582,4 millones en 1998, mientras que las ventas netas combinadas totales aumentaron un 2,8 % al totalizar $ 585,1 millones en 1999 en comparación con los $ 569,1 millones alcanzados en 1998. El volumen combinado total de gas natural entregado por las Sociedades aumentó 0,6 % en 1999 respecto del volumen registrado en 1998.

Las ventas brutas de Pampeana disminuyeron un 0,7 % al alcanzar $ 374,8 millones en 1999, en comparación con $ 377,4 millones alcanzados en 1998. Dicha disminución se debió principalmente a una reducción en el volumen de ventas a grandes usuarios. Sin embargo, dicha disminución se compensó parcialmente con un aumento en el volumen de ventas a clientes residenciales y comerciales debido al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. Asimismo, las ventas generadas por la Planta Cerri aumentaron un 12,8 % respecto de 1998. La base de clientes residenciales aumentó un 3,3 % en 1999 respecto de la existente en 1998. Las ventas netas de Pampeana para 1999 fueron de $ 362,6 millones, lo que representa una disminución del 1,4 % sobre los $ 367,7 millones registrados en 1998.

Las ventas brutas de Sur aumentaron un 10,7 % alcanzando $ 226,9 millones en 1999, en comparación con $ 205,0 millones en 1998. El volumen total de gas natural vendido por Sur aumentó un 8,3 % en 1999 respecto del volumen registrado en 1998. El aumento de las ventas brutas se debió principalmente a un incremento en el volumen de ventas a grandes usuarios, así como a clientes residenciales y comerciales debido en gran parte al incremento de la base de clientes y a condiciones climáticas más frías respecto de las registradas en 1998. La base de clientes residenciales aumentó un 3,4 % en 1999 respecto de la existente en 1998. Las ventas netas de Sur para 1999 fueron de $ 222,5 millones y $ 201,4 millones en 1998, lo que representa un aumento del 10,5 %.

Costo de ventas; ganancia bruta. El costo total combinado de ventas de las Sociedades fue de $ 436,7 millones, o 74,6 % de las ventas netas combinadas en 1999 y de $ 426,3 millones, o 74,9 % de las ventas netas combinadas en 1998.

La tabla siguiente presenta, en forma individual y combinada, los costos de ventas como porcentaje de las ventas netas de las Sociedades correspondientes a los ejercicios 1999 y 1998.

Costo de ventas como porcentaje de ventas netas

	Pampeana		Sur		Pampeana y Sur	
	Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
Compra de gas natural	40,3 %	42,2 %	49,7 %	49,3 %	43,9 %	44,7 %
Transporte de gas natural	22,1	21,9	9,9	10,1	17,4	17,7
Personal[1]	3,3	3,0	3,5	3,6	3,4	3,2
Depreciación y amortización	5,1	4,9	4,1	3,9	4,7	4,5
Honorarios por servicios[2]	1,1	1,1	1,4	1,4	1,2	1,2
Otros costos[3]	4,3	3,8	3,5	3,2	4,0	3,6
Total	76,2	76,8	72,2	71,5	74,6	74,9

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye solamente los honorarios de operador técnico pagados a Camuzzi Argentina.
(3) Incluye transporte, correos, comunicaciones, procesamiento de datos, gastos generales, impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El costo de ventas de Pampeana disminuyó a un 76,2 % de las ventas netas en 1999 en comparación con el 76,8 % de las ventas netas registrado en 1998. Esta disminución se debe a una reducción en las compras de gas natural (que disminuyeron de un 42,2 % en 1998 a un 40,3 % en 1999) que fue compensada parcialmente con un incremento en los gastos de personal (que aumentaron de un 3 % en 1998 a un 3,3 % en 1999) y con un aumento de otros costos (que aumentaron de un 3,8 % en 1998 a un 4,3 % en 1999). El aumento de otros costos se relaciona con un incremento en el procesamiento de líquidos y de los gastos generales.

El costo de ventas de Sur aumentó de un 71,5 % de las ventas netas en 1998 a un 72,2 % en 1999, principalmente como consecuencia de un incremento en el costo del suministro de gas natural (que aumentó de un 49,3 % en 1998 a un 49,7 % en 1999) y a un aumento de otros costos (que aumentaron de un 3,2 % en 1998 a un 3,5 % en 1999).

El impuesto a los ingresos brutos en Pampeana aumentó de $ 9,7 millones en 1998 a $ 12,2 millones en 1999, a una tasa efectiva del 3,2 % en 1999 y del 2,6 % en 1998. El impuesto a los ingresos brutos en Sur aumentó de $ 3,7 millones en 1998 a $ 4,4 millones en 1999, a una tasa efectiva del 1,9 % en 1999 y del 1,8 % en 1998. El impuesto a los ingresos brutos en ambas Sociedades en forma combinada aumentó de $ 13,3 millones en 1998 a $ 16,6 millones en 1999, a una tasa efectiva del 2,8 % en 1999 y el 2,3 % en 1998. El aumento del impuesto a los ingresos brutos refleja una modificación, a partir de junio de 1998, en el tratamiento de dicho impuesto establecida por las provincias de Buenos Aires y Río Negro. El impuesto a los ingresos brutos gravado por dichas provincias se incluye desde 1999 en el precio de venta y, por lo tanto, afecta en forma adversa las ventas brutas. Con anterioridad a junio de 1998, este impuesto era considerado como un crédito que las Sociedades trasladaban a los clientes.

La ganancia bruta combinada de las Sociedades correspondiente a 1999 alcanzó los $ 148,3 millones, es decir, un 25,3 % de las ventas netas combinadas, lo que representa un aumento del 3,9 % respecto de 1998, cuando alcanzó $ 142,8 millones o 25,1 % de las ventas netas combinadas. La ganancia bruta de Pampeana correspondiente a 1999 fue de $ 86,4 millones, y registró un aumento del 1,1 % en comparación con la cifra correspondiente a 1998, que alcanzó los $ 85,5 millones; estas cifras representan el 23,8 % y 23,3 % de las ventas netas de dichos ejercicios, respectivamente. La ganancia bruta de Sur correspondiente a 1999 aumentó un 8 %, al totalizar $ 61,9

millones en comparación con los $ 57,3 millones registrados en 1998, lo que representa el 27,8 % y el 28,5 % de las ventas netas de dichos ejercicios, respectivamente.

Gastos de comercialización y administración. El total combinado de los gastos de comercialización y administración de las Sociedades aumentó un 5 %, al totalizar $ 56,2 millones en 1999 en comparación con $ 53,5 millones registrados en 1998.

La siguiente tabla presenta, en forma individual y combinada, los gastos de comercialización y administración de las Sociedades para los ejercicios 1999 y 1998.

Gastos de comercialización y administración

	Pampeana		Sur		Pampeana y Sur	
	Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de		Ejercicios económicos finalizados el 31 de diciembre de	
	1999	1998	1999	1998	1999	1998
	(en millones de $)					
Comercialización						
Personal[1]	5,6	5,2	3,7	3,4	9,3	8,6
Depreciación y amortización	0,4	0,5	0,3	0,3	0,7	0,8
Honorarios por servicios	0,0	0,0	0,0	0,0	0,0	0,0
Otros costos[2]	2,5	2,3	1,7	1,7	4,2	4,0
Deudores incobrables	1,7	2,8	0,9	1,2	2,6	4,0
Subtotal	10,2	10,8	6,5	6,5	16,7	17,3
Administración						
Personal[1]	10,8	9,9	7,0	6,5	17,8	16,4
Depreciación y amortización	1,7	2,0	1,0	1,1	2,7	3,1
Honorarios por servicios	4,2	2,6	2,2	1,5	6,4	4,1
Otros costos[2]	8,0	7,4	4,8	5,2	12,8	12,6
Subtotal	24,6	21,9	14,9	14,3	39,5	36,2
Total	34,8	32,7	21,4	20,8	56,2	53,5

Notas:
(1) Incluye sueldos, salarios, cargas sociales y otros gastos de personal.
(2) Incluye correos, comunicaciones, procesamiento de datos, publicidad y gastos generales e impuestos y tasas establecidos por el ENARGAS y ciertas municipalidades.

El total de gastos de comercialización y administración de Pampeana aumentó un 6,4 % en 1999, de $ 32,7 millones a $ 34,8 millones. El total de gastos de comercialización y administración de Sur aumentó un 2,9 % en 1999, de $ 20,8 millones a $ 21,4 millones. Dichos aumentos se debieron principalmente a incrementos de los gastos de personal (los cuales aumentaron a $ 16,4 millones en 1999 en comparación con los $ 15,1 millones registrados en 1998 en el caso de Pampeana y a $ 10,7 millones en 1999 en comparación con los $ 9,9 millones registrados en 1998 en el caso de Sur) y de los honorarios por servicios (los cuales aumentaron a $ 4,2 millones en 1999 respecto de los $ 2,6 millones registrados en 1998 en el caso de Pampeana y a $ 2,2 millones en 1999 respecto del $ 1,5 millón registrado en 1998 en el caso de Sur). El aumento de los honorarios por servicios se relaciona con un aumento de la ganancia del ejercicio. Dichos aumentos fueron compensados parcialmente con las disminuciones en las previsiones por deudores incobrables, las cuales disminuyeron de $ 2,8 millones en 1998 a $ 1,7 millón en 1999 en el caso de Pampeana y de $ 1,2 millón en 1998 a $ 0,9 millón en 1999 en el caso de Sur. Las Sociedades clasifican aproximadamente 0,5 % de sus ventas comerciales y residenciales como deudores incobrables. Las previsiones para deudores incobrables relacionadas con los grandes usuarios se determinan para cada caso en particular.

Ganancia operativa. La ganancia operativa combinada de las Sociedades aumentó un 3,2 % al totalizar $ 92,2 millones en 1999 en comparación con los $ 89,3 millones registrados en 1998, que representó un 15,8 % y un 15,7 % de las ventas netas combinadas para dichos ejercicios, respectivamente. La ganancia operativa de Pampeana registró una disminución del 2,3 % al totalizar $ 51,6 millones en 1999 en comparación con los $ 52,8 millones registrados en 1998, cifras que representaron el 14,2 % y 14,4 % de las ventas netas de dichos ejercicios,

respectivamente. La ganancia operativa de Sur para 1999 aumentó un 11,2 % al totalizar $ 40,6 millones, en comparación con los $ 36,5 millones obtenidos en 1998, cifras que representan el 18,2 % y el 18,1 % de las ventas netas de dichos ejercicios, respectivamente.

Otros ingresos y egresos. El rubro "Otros ingresos y egresos" combinados registró una ganancia de $ 1,5 millón en 1999 en comparación con la pérdida de $ 3,2 millones registrada en 1998. El rubro "Otros ingresos y egresos" de Pampeana registró una ganancia de $ 1,0 millón en 1999 respecto de la pérdida de $ 1,5 millón registrada en 1998. Dicho aumento se debió en gran medida a la disminución de las previsiones por juicios y al aumento de la ganancia derivada de la venta de servicios de ingeniería. El rubro "Otros ingresos y egresos" de Sur registró una ganancia de $ 0,5 millón en 1999 comparado con la pérdida de $ 1,7 millón registrada en 1998. Este aumento se debió principalmente a una reducción en las previsiones por juicios.

Resultados financieros y por tenencia. Los resultados financieros y por tenencia incluyen los intereses generados por los activos de las Sociedades y cargos por pago fuera de término de clientes, intereses de deudas y las ganancias o pérdidas por diferencias de cambio. Los resultados financieros y por tenencia combinados disminuyeron a $ 5,1 millones en 1999, en comparación con los $ 7,9 millones registrados en 1998. Los resultados financieros y por tenencia de Pampeana disminuyeron a $ 1,7 millón en 1999 respecto de los $ 4,6 millones registrados en 1998, debido en gran parte al aumento de $ 1,9 millón en los intereses, la disminución de los intereses por $ 0,7 millón y de los intereses generados por deudas impositivas por $ 1,2 millón, los cuales fueron parcialmente compensados por en aumento del impuesto al costo del endeudamiento empresario por $ 1,0 millón. Los resultados financieros y por tenencia de Sur aumentaron a $ 3,4 millones en 1999 comparados con $ 3,3 millones en 1998. Esto se debió a una disminución de $ 0,7 millón en los intereses generados por activos, la disminución de los intereses financieros por $ 0,2 millón a los intereses generados por deudas fiscales por $ 1,2 millón, y al aumento del impuesto al costo del endeudamiento empresario por $ 0,7 millón.

Impuesto a las ganancias. Las Sociedades devengaron en forma combinada $ 31,7 millones correspondientes al impuesto a las ganancias para 1999 frente a los $ 34,2 millones correspondientes 1998, lo que resulta en una tasa efectiva del 36,2 % y 44 %, respectivamente. La tasa aplicable del impuesto a las ganancias correspondiente a 1999 aumentó a 35 %.

Resultados extraordinarios. Pampeana registró pérdidas extraordinarias por $ 0,8 millón durante 1999, las cuales corresponden a la previsión por desvalorización de las acciones de Mercobank y los certificados de participación clase "C" del fideicomiso constituido por Mercobank, del cual es fiduciario Promotora Fiduciaria S.A.

Ganancia del ejercicio. Como consecuencia de lo mencionado anteriormente, las Sociedades, en forma conjunta, registraron un aumento de su ganancia del ejercicio combinada del 28,2 %, la cual totalizó $ 55,9 millones en 1999 en comparación con los $ 43,6 millones en 1998. La ganancia del ejercicio de Pampeana aumentó un 28,9 % al alcanzar $ 31,2 millones en 1999 y $ 24,2 millones en 1998. La ganancia del ejercicio de Sur aumentó un 27,3 %, al totalizar $ 24,7 millones en 1999 frente a $ 19,4 millones obtenidos en 1998.

Liquidez y recursos de capital

Al 31 de diciembre de 2000, las Sociedades, en forma combinada, tenían una deuda en concepto de préstamos de $ 152,4 millones (determinada de acuerdo con las Normas Contables Profesionales), que correspondía a deuda de corto plazo. La totalidad de la deuda financiera al 31 de diciembre de 2000 era en Dólares. A dicha fecha, de la deuda financiera (préstamos) de Pampeana, $ 79,4 millones correspondían al capital de las Obligaciones Negociables en circulación más intereses por $ 0,3 millón. De la deuda financiera (préstamos) de Sur, $ 21,8 millones correspondían a deudas bancarias, $ 50,6 millones al capital de las Obligaciones Negociables en circulación más $ 0,3 millón correspondiente a intereses.

Generalmente, las inversiones han sido financiadas por préstamos de corto plazo y las Obligaciones Negociables emitidas en el marco del Programa, junto con el efectivo proveniente de operaciones internas. Las Sociedades acordaron distribuir los fondos netos de cada clase de Obligaciones Negociables emitidas en el marco del Programa, correspondiendo el 61,11 % a Pampeana y el 38,89 % restante a Sur, sujeto a un convenio de participación e indemnidad que exige que si una de las Sociedades paga todo o una parte de sus obligaciones, dicha sociedad tendrá el derecho de exigir el reembolso a la otra, en la medida de su participación porcentual en los fondos mencionados. Dicha distribución proporcional refleja el valor de libros de los activos de las Sociedades al momento de la

M

privatización. El producido neto de las Obligaciones Negociables fue utilizado para la cancelación de las Obligaciones Negociables con vencimiento el 13 de diciembre de 1996 para refinanciar otras deudas de corto plazo e invertir en bienes de uso situados en la Argentina.

Las Sociedades planean realizar inversiones de capital. Las inversiones de capital serán financiadas a través de la emisión de títulos de deuda, fondos generados en forma interna y posiblemente mediante líneas de crédito establecidas en Dólares y en Pesos. Asimismo, las Sociedades esperan continuar financiando sus requerimientos de capital por trabajos en marcha a través de fondos generados por sus operaciones mediante toma de fondos a corto plazo y líneas de crédito existentes, complementadas por la emisión de títulos de deuda.

Al 31 de diciembre de 2000, las Sociedades tenían, en forma combinada, $ 12,9 millones en caja y bancos e inversiones de corto plazo, de los cuales $ 9,0 millones correspondían a Pampeana y $ 3,9 millones a Sur. Al 30 de junio de 2001, las Sociedades tenían en caja y bancos, en forma combinada, $ 21,3 millones, de los cuales $ 10,2 millones correspondían a Pampeana y $ 11,1 millones a Sur.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades tenían deudas financieras de corto y largo plazo por $ 152,4 millones, $ 142,9 millones y $ 143,9 millones, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades tenían deudas financieras de corto y largo plazo por $ 229,5 millones y $ 145,6 millones, respectivamente.

ACTIVIDADES

Generalidades

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de GLP y GNC, como así también por cargos de reconexión a la red de distribución de gas natural y por la venta de productos derivados producidos en la Planta Cerri operada por TGS, cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver en esta sección "– *Clientes y mercados*". Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada y de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver en esta sección "– *Estrategia*".

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas natural representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a aproximadamente el 42 %. Este aumento refleja la sustitución de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU,

respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm³, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección "*La industria argentina del gas natural – Desregulación y privatización de la industria -- Privatización de Gas del Estado*". Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver en esta sección "*– Transporte de gas natural*".

El operador técnico de las Sociedades es Camuzzi Argentina, sociedad controlada por Camuzzi. Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina y Sempra poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana y Sodigas Sur, respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria -- Accionistas principales*".

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del ENARGAS, órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo – Riesgos respecto de las Sociedades – Regulación de la industria del gas natural*".

Estrategia

Desde el 31 de marzo de 2001, las Sociedades, en forma combinada, tuvieron una participación del 28,2 % en el mercado, en términos de volumen de gas natural distribuido por las compañías de gas natural de la Argentina, y con dicho criterio, continúa siendo el mayor distribuidor de gas natural de la Argentina. Durante 2000, Pampeana se posicionó en segundo lugar y Sur en tercero en el ranking provisto por el ENARGAS para gas natural distribuido por compañía.

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de la eficiencia y (v) el desarrollo de los recursos humanos.

Incremento de la cartera de clientes. En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial. Entre el 31 de diciembre de 1993 y el 31 de diciembre de 2000, las Sociedades realizaron la conexión de 308.566 nuevos clientes a sus sistemas de distribución, inicialmente a través de la expansión de sus redes de distribución, representando un incremento del 31,1 % en nuevos clientes para dicho período. Pampeana actualmente abastece a alrededor del 61 % de las viviendas ubicadas en su territorio, mientras que Sur tiene a su cargo aproximadamente al 79 % de las viviendas ubicadas en el propio. Los clientes residenciales constituyen el segmento de mayor rentabilidad debido a su estructura de alto margen y otorgan ingresos más estables como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía. Las Sociedades consideran que algunos de los potenciales clientes residenciales no se han conectado a las redes de distribución ya existentes como consecuencia de los costos iniciales

de instalación. De esta manera, en 1998 las Sociedades implementaron un programa con bancos locales (diseñado a fin de superar el fracaso de anteriores programas de financiamiento entre bancos y clientes) que otorgarán préstamos destinados al mejoramiento de la vivienda a consumidores que deseen instalar las cañerías de gas natural, como así también desarrollar nuevas extensiones de las redes. Las Sociedades no asumen ningún riesgo o compromiso financiero en relación con dicho programa. Asimismo, las Sociedades esperan ser capaces de atraer nuevos clientes residenciales a través de la expansión de su sistema de distribución a aquellas ciudades en las que no prestan servicios en la actualidad mediante la aplicación de tecnologías del exterior no utilizadas actualmente en la Argentina, tales como las plantas de GLP vaporizado y el transporte de GNC.

Clientes comerciales. En su esfuerzo por incrementar el segmento de clientes comerciales, las Sociedades han desarrollado programas de conversión de gas natural para pequeñas y medianas industrias que actualmente utilizan combustibles alternativos, a través de la financiación de su conexión a una cañería existente y a la modificación de su infraestructura interna. Cada uno de dichos programas de financiamiento están auspiciados por las compañías de distribución (y garantizados por instituciones financieras) o son directamente financiados por terceras personas. Los proyectos para la venta de GNC, que introducen la tecnología modular, están siendo desarrollados para aquellos clientes que se encuentran fuera del alcance de las cañerías de gas. Además, las Sociedades promueven el uso de GNC y la extensión de las redes de GNC de estaciones como un combustible alternativo para vehículos.

Grandes clientes. Junto con su estrategia de maximizar la eficiencia de la capacidad de transporte, Pampeana y Sur también centrarán su atención en la expansión de la demanda de servicio interrumpible de los grandes usuarios al aumentar su capacidad de transporte para atender a los nuevos clientes residenciales. En los meses de verano, cuando la demanda es más baja, las Sociedades intentarán firmar contratos de servicio al contado con grandes usuarios para proveer un volumen adicional a tasas marginales.

Desarrollo de nuevos negocios. Las Sociedades estudian en forma constante nuevas formas de negocios a fin de complementar sus actividades principales. Las Sociedades han desarrollado dos nuevos productos que consisten en ofrecer detectores duales (tanto de monóxido de carbono y gas) y pólizas de seguro a sus clientes. En la actualidad, las Sociedades ofrecen a sus clientes un "seguro familiar para el hogar" contratado con La Buenos Aires Compañía de Seguros, la prima del cual se paga en forma mensual a dicha compañía. La póliza garantiza, sin cargo adicional, la provisión continua de gas natural ante el fallecimiento del cliente por un período de hasta 24 meses.

Expansión del sistema de distribución. A fin de incrementar el volumen de ventas y mejorar el servicio, las Sociedades proyectan continuar expandiendo su red de distribución dentro del contexto de su estrategia orientada al cliente y las limitaciones del sistema de transporte de gas natural de la Argentina. En 1998, en un esfuerzo por expandir su sistema de distribución, las Sociedades establecieron con bancos locales un programa de financiamiento para nuevos clientes a fin de promover extensiones de redes e instalaciones de conexiones de gas natural. Las Sociedades no han asumido ningún riesgo financiero con relación a dicho programa. Adicionalmente, las Sociedades proyectan continuar expandiendo sus sistemas mediante la adquisición de redes de distribución desarrolladas por subdistribuidores, en su mayoría municipalidades. Las Sociedades analizan dichos proyectos de extensión y de instalación de conexiones, supervisan su instalación e inspeccionan las instalaciones. Si bien las Sociedades no financian dichas expansiones, promueven la construcción de estos nuevos sistemas ofreciendo como incentivo a los futuros usuarios una bonificación en especie de gas natural.

Aumento de la eficiencia. Si bien la administración ha realizado mejoras en la eficiencia operativa desde 1992, a través de la administración conjunta de las Sociedades y de la implementación de nuevas estrategias operativas, las Sociedades intentan mejorar aún más su eficiencia y reducir sus costos. El programa de mejoramiento de las Sociedades y el objetivo de optimizar la calidad de los procesos está dirigido a igualar, en el mediano plazo, el desempeño de ambas sociedades con el desempeño de las compañías líderes del sector.

Mejoras operativas desde la privatización. El compromiso de crecimiento y excelencia de ambas Sociedades está apoyado en una ambiciosa política de recursos humanos que promueve y reconoce la capacidad de liderazgo de su personal, el entrenamiento y el trabajo en equipo en la búsqueda colectiva de sólidos resultados. Nuevos procesos y tendencias han transformado el gerenciamiento tradicional de recursos humanos hacia un gerenciamiento más vinculado con la estrategia comercial de las Sociedades, con el objetivo de asegurar una estructura más eficiente. De esta forma, las Sociedades han decidido desarrollar programas para incrementar la participación del personal con el objeto de obtener el mayor grado de desempeño y eficiencia. A tal fin, se inculca en los

empleados de las Sociedades motivación, actitud proactiva y se les brinda capacitación y programas de entrenamiento de modo de asegurar los resultados del plan estratégico.

Clientes y mercados

Generalidades. Pampeana distribuye gas natural en la provincia de La Pampa y parte de la provincia de Buenos Aires, incluyendo algunas porciones de área metropolitana, pero excluyendo a la ciudad de Buenos Aires. Según las estimaciones efectuadas por las Sociedades y el INDEC al 31 de diciembre de 2000, esta importante región industrial abarcaba aproximadamente 1.392.000 viviendas, de las cuales Pampeana proveía gas natural a alrededor de 845.785 clientes residenciales o aproximadamente el 61 % del total de viviendas de la región a dicha fecha. Aquellas otras que no se hallan conectadas al sistema emplean gas licuado en tubos o garrafas (GLP). Al 31 de diciembre de 2000, el consumo promedio de gas por vivienda en la región correspondiente a Pampeana era de aproximadamente 1.200 m³ anuales.

Sur distribuye gas natural en el sur de la Argentina, en una región adyacente a la correspondiente a Pampeana la cual incluye una pequeña parte de la provincia de Buenos Aires y las provincias de Chubut, Neuquén, Río Negro, Santa Cruz y Tierra del Fuego. La región a la que Sur distribuye gas natural es la más fría de la Argentina y, por ello, tiene un volumen relativamente mayor de ventas en el servicio residencial. Al 31 de diciembre de 2000, según las estimaciones efectuadas por las Sociedades y el INDEC, el área de Sur abarcaba alrededor de 476.720 viviendas, de las cuales aproximadamente 375.510 eran suministradas por Sur (aproximadamente un 79 % de las viviendas en la región). Al 31 de diciembre de 2000, el consumo promedio de gas natural por vivienda en la región correspondiente a Sur era de aproximadamente 3.722 m³ anuales.

Las dos regiones contiguas atendidas por las Sociedades permiten la aplicación de una estructura complementaria de distribución de gas natural. La región relativamente más templada en que opera Pampeana comprende principalmente grandes centros urbanos y varias plantas industriales y usinas de gran importancia, en especial en la provincia de Buenos Aires. Teniendo en cuenta el precio relativamente bajo del gas natural como fuente de energía, los principales grandes usuarios y clientes comerciales de Pampeana han estado dispuestos a adquirir cualquier exceso de gas natural disponible. A menudo, estos usuarios tienen grandes requerimientos energéticos en los meses de verano. Durante los períodos de uso restringido, tales industrias únicamente han podido consumir una fracción del volumen que utilizarían si no hubiese limitaciones. La región de Sur es primordialmente rural y con condiciones climáticas más frías, lo que produce que el gas natural se use mayormente para calefacción de viviendas durante el invierno. A causa de estos dos tipos de demanda, las Sociedades consideran que la integración de sus sistemas de distribución les brinda la posibilidad de variar estacionalmente desde regiones de baja demanda hacia las de alta demanda, mejorando en consecuencia las posibilidades de satisfacer las necesidades de sus clientes a lo largo de todo el año y maximizar sus ingresos anuales.

La siguiente tabla muestra porcentajes de volúmenes de ventas totales por tipo de cliente para Pampeana y Sur y para las Sociedades en forma combinada para los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000.

Volumen de ventas por tipo de cliente

	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Residencial	24,0 %	24,0 %	49,0 %	44,0 %	34,0 %	33,0 %
Comercial(1)	15,0	15,0	19,0	18,0	17,0	16,0
Grandes usuarios(2)	60,0	56,0	32,0	38,0	48,0	48,0
Líquidos	1,0	5,0	0,0	0,0	1,0	3,0
Total	100,0	100,0	100,0	100,0	100,0	100,0

Notas:

(1) Incluye ventas a usuarios del servicio general "P" y "G", subdistribuidores, estaciones de GNC y otros minoristas.

(2) Incluye ventas a clientes que compran gas natural directamente de los productores y lo reciben a través de las Sociedades. En consecuencia, la tarifa del servicio no incluye el precio del gas natural vendido a dichos clientes. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones — Clientes y tarifas"*.

Clientes. Las Sociedades suministran gas natural mediante contratos de servicio interrumpible y en firme. Todos los clientes residenciales y comerciales reciben suministros en firme de gas natural, lo que significa que las empresas distribuidoras que los atienden deben contratar los abastecimientos y capacidades de transporte de gas natural suficientes para satisfacer todas las necesidades de dichos clientes. Las ventas en firme exigen un precio mayor debido a que se garantiza su disponibilidad. Mientras que los grandes usuarios pueden contratar la provisión de una porción del gas natural bajo la modalidad de servicio en firme, el resto de su demanda se satisface en virtud de contratos de servicio interrumpible que prevén reducciones y suspensiones del suministro debido a las capacidades limitadas durante períodos de picos de demanda, principalmente en invierno, a fin de brindárselo a usuarios residenciales y a otros usuarios de servicio en firme. En consecuencia, los clientes con servicio interrumpible deben tener capacidad para pasar a un combustible alternativo que, en general, es el fuel oil. Las ventas a los clientes interrumpibles dependen de la disponibilidad de capacidad de transporte y de suministros de gas natural y brindan márgenes menores que las ventas en firme.

El siguiente cuadro muestra datos operativos seleccionados para Pampeana y Sur y para las Sociedades en forma combinada, correspondientes a 2001 y 2000.

	Datos operativos al 30 de junio de					
	Pampeana		Sur		Pampeana y Sur	
	2001	2000	2001	2000	2001	2000
Número de clientes						
Residencial	859.443	834.433	383.595	371.776	1.243.028	1.206.209
Comercial(1)	48.022	46.744	34.921	34.297	82.943	81.041
Grandes usuarios(2)	48	50	42	42	90	92
Total	907.503	881.227	418.558	406.115	1.326.061	1.287.342
Volumen de ventas de gas natural (en MMm³)						
Residencial(3)	437,5	418,4	641,8	608,6	1.079,3	1.027,0
Comercial(1)(3)	285,4	250,3	247,4	252,7	532,7	503,0
Grandes usuarios(2)	1.094,3	954,4	425,6	534,3	1.519,9	1.488,7
Líquidos(4)	11,1	83,3	0,0	0,0	11,1	83,3
Total	1.828,2	1.706,4	1.314,7	1.395,6	3.143,0	3.102,0
Tarifas de gas promedio(5) (en U$S/m³)						
Residencial	0,1416	0,1423	0,0783	0,0789		
Comercial(1)	0,1212	0,1212	0,0678	0,0680		
Grandes usuarios(2)	0,0807	0,0795	0,0573	0,0569		

Notas:

(1) Incluye ventas a los usuarios del servicio general "P" y "G", redes de subdistribución, estaciones de GNC y otros minoristas.

(2) Incluye clientes que compran el gas natural directamente de los proveedores y a quienes se les entrega dicho gas natural a través de la capacidad de transporte y RTP de las Sociedades.

(3) Incluye GLP aplicable a cada clase de cliente. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*".

(4) Incluye los volúmenes procesados en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas – Planta Cerri*".

(5) Las tarifas corresponden al 1° de julio de 2001 y 1° de julio de 2000 para la subzona de Buenos Aires y Chubut-Sur para Pampeana y Sur, respectivamente. Las tarifas para los clientes comerciales corresponden a niveles intermedios de consumo. Las tarifas para los grandes usuarios corresponden a la demanda por servicio interrumpible. Ver en esta sección "*– Tarifas*". No se suministra información respecto a la tarifa del gas natural sobre una base combinada, ya que dicha información no puede generarse de forma tal que permita extraer conclusiones útiles.

Ventas en firme. Las Sociedades ofrecen servicios de transporte de gas natural en firme a todos sus clientes residenciales, a los clientes de servicio general, subdistribuidores y estaciones de servicio de GNC. Además, desde 1995 las Sociedades entregaron ciertos volúmenes de gas natural sobre una base en firme a grandes usuarios.

Residenciales. Los clientes residenciales son principalmente casas de familia que utilizan el gas natural como combustible. La tarifa para clientes residenciales consiste en un cargo fijo por cada factura y un cargo por unidad consumida. El cuadro tarifario está estructurado de modo tal que los clientes residenciales y los pequeños clientes de servicio general (descriptos más abajo) paguen una tarifa mayor para cubrir el menor factor de utilización y los mayores costos operativos relacionados con la provisión del servicio a este grupo de clientes. Esto provoca una

mayor rentabilidad debido a (i) la estructura tarifaria, que provee mayores márgenes por metro cúbico vendido y (ii) la recaudación de un cargo fijo de cada uno de los clientes residenciales en cada período de facturación. Al 31 de diciembre de 2000, la facturación mínima residencial era de aproximadamente $ 12.176 para Pampeana y $ 10.019 para Sur. La factura bimestral mínima para los clientes residenciales equivale a un cargo por factura emitida más un abono mínimo. La facturación mínima se da en los períodos en los cuales una vivienda familiar se encuentra desocupada. Asimismo, los clientes residenciales proveen una fuente de ingresos relativamente estable como consecuencia de su baja elasticidad de precios y su menor reacción a los cambios en la economía.

Comerciales. Los usuarios comerciales incluyen clientes de servicio general y otros clientes no residenciales que contratan sobre una base en firme y utilizan menos de 10.000 m^3 diarios de gas natural (o consumen menos de 3 MMm^3 anuales). Estos clientes habitualmente compran gas natural en firme de conformidad con contratos de servicio en firme. La tarifa a los clientes comerciales consiste en un precio por unidad de consumo dentro de varias categorías basadas en el volumen utilizado por el cliente y en un cargo fijo por factura. Los usuarios de servicio general se subclasifican en grandes usuarios (categoría "G") y pequeños usuarios (categoría "P"). A los pequeños usuarios se les factura el consumo de gas natural según tres tarifas que se reducen a medida que aumenta el volumen. Los grandes usuarios de servicio general pagan menores tarifas, pero generalmente consumen volúmenes superiores y pagan un cargo por reserva de capacidad. A los clientes comerciales que usan más de 150 m^3 mensuales se les factura mensualmente, mientras que los demás deben ser facturados en forma bimestral. Pampeana tiene sólo un gran usuario de servicio general mientras que Sur no cuenta con ninguno. Recientemente, el ENARGAS emitió una resolución permitiendo a pequeños clientes comerciales que consuman 5.000 m^3 por día a adquirir gas natural directamente de los proveedores y de los transportistas de gas natural.

Otras ventas de gas natural en firme a usuarios comerciales constituyen las ventas a subdistribuidores, estaciones de servicio de GNC y otros puntos de expendio menores. En el marco de las Licencias, las Sociedades están obligadas a suministrar gas natural a las municipalidades o a terceros que poseen y operan las redes distribuidoras locales que no formaban parte de los activos de Gas del Estado. La tarifa a los subdistribuidores consiste en un cargo fijo por factura más un cargo extra por unidad de consumo. A estos clientes se les factura en forma mensual.

Grandes usuarios. La categoría grandes usuarios incluye a clientes comerciales e industriales que contratan sobre una base en firme por lo menos 10.000 m^3 de gas natural por día o consumen por lo menos 3 MMm^3 por año sobre una base interrumpible. Los grandes usuarios reciben gas natural sobre una base de servicio en firme, interrumpible o combinada. Los grandes usuarios son estratégicamente importantes para las Sociedades ya que ofrecen un potencial para utilizar la capacidad de transporte ociosa de las Sociedades durante los meses de verano en que se reduce el consumo residencial, especialmente en la región austral. Al 30 de junio de 2001, las Sociedades abastecían a 90 grandes usuarios.

Las ventas industriales interrumpibles dependen de la disponibilidad del suministro de gas natural y, en general, generan márgenes inferiores a las ventas en firme. Los grandes usuarios con servicio interrumpible sólo pagan un cargo por unidad de consumo y un cargo fijo por factura. En 1995, las Sociedades comenzaron a ofrecer a los grandes usuarios volúmenes limitados de entregas de gas natural en firme para complementar el servicio interrumpible, obteniendo como resultado mayores márgenes de dichos usuarios. En consecuencia, desde 1995, varios contratos celebrados con grandes usuarios establecieron servicios en firme y/o interrumpibles a precios que ofrecen un mayor margen que en períodos anteriores. Ver en esta sección "– *Tarifas*". La tarifa aplicable a los grandes usuarios por servicio en firme consiste en un cargo por demanda, un cargo fijo por factura y en algunos casos, un cargo por capacidad de reserva. A diferencia de los clientes residenciales, el cargo fijo para grandes usuarios consiste en una porción relativamente menor de los ingresos provenientes de ese sector, en comparación con el cargo por capacidad reservada y el cargo por unidad consumida. El gas natural se entrega a la mayoría de los grandes usuarios que las Sociedades abastecen en virtud de contratos con una duración mínima de un año denominados en pesos, algunos de los cuales incluyen requisitos "*take-or-pay*" que obligan a los grandes usuarios a pagar por una cantidad de gas natural determinada, sea que la usen o no. A estos usuarios se les factura mensualmente y pagan diferentes tarifas según el tipo y volumen de los servicios provistos.

Dentro de la categoría de grandes usuarios, las Sociedades ofrecen tres tipos de servicio. El servicio "total", por el cual las Sociedades cobran por el abastecimiento, transporte y distribución del gas natural al consumidor final. Para los grandes usuarios que han negociado la adquisición de gas natural directamente al abastecedor, un segundo tipo de servicio limita las funciones de las Sociedades al transporte y distribución de gas natural. Tal servicio limitado tiene lugar principalmente en los casos en los que los grandes usuarios poseen un campo gasífero o tiene

participaciones directas e indirectas en el mismo. Un tercer tipo de servicio brinda distribución de gas natural al gran usuario a través de un cargo por distribución. La venta de transporte o transporte combinado y servicios de distribución aumenta el uso eficiente de la capacidad de transporte de las Sociedades, al revender la capacidad de transporte inactiva, en especial durante los meses de verano. El servicio de transporte exclusivo es interrumpible. La tarifa para transporte y distribución, así como también para servicios de transporte exclusivo, consiste en un cargo por unidad de transporte, distribución (si corresponde) y un cargo fijo por factura. Dado que las Sociedades se limitan a transferir el precio del gas natural, el servicio de transporte exclusivo o transporte y servicios de distribución, en tanto que disminuye la venta de gas, no afecta necesariamente el margen de distribución de las Sociedades.

Los clientes más significativos de la categoría de grandes usuarios son centrales eléctricas alimentadas a gas natural o mixtas y plantas petroquímicas y cementeras. Al 30 de junio de 2001, cuatro plantas de energía y una planta de cogeneración registraron aproximadamente el 46 % del volumen de ventas de Pampeana a grandes usuarios. Tres de dichas plantas de energía eléctrica que se encuentran ubicadas en las ciudades de Mar del Plata, Necochea y Villa Gesell, pertenecen a Empresa Social de Energía de Buenos Aires ("ESEBA"), anteriormente una empresa de energía pública. La cuarta planta de energía eléctrica, ubicada en Bahía Blanca, pertenece a Independent Power Co.

Al 30 de junio de 2001, Sur proveyó gas natural a 13 usinas eléctricas y 11 plantas generadoras de electricidad en el marco de contratos, mientras que los servicios para las demás usinas no se rigen por contratos. Ello se debe a que Sur ha estimado improbable que dichos clientes hagan "*by-pass*", y, de otra forma, que se encontraría obligada a conceder ciertos beneficios a un gran usuario en cuanto al precio y a otras condiciones de entrega. Al operar sin contrato, Sur puede cobrar la tarifa máxima aplicable al servicio interrumpible.

En virtud del sistema nacional regulatorio de energía eléctrica, los generadores de energía conectados a la red nacional despachan en orden ascendente de costo marginal. Como consecuencia, las usinas alimentadas a gas natural que venden su electricidad a la red nacional no despachan hasta tanto no lo hayan hecho por completo las abastecedoras hidroeléctricas y nucleares más eficientes. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Importancia de las ventas a centrales eléctricas*". Las Sociedades consideran que son menos vulnerables a los efectos provocados por los aumentos en la capacidad hidroeléctrica que sirve a la red nacional, pues sólo ocho de las 18 centrales eléctricas abastecidas por las Sociedades (cuatro atendidas por Pampeana y cuatro atendidas por Sur) se encuentran conectadas a la red nacional.

Luego de las plantas generadoras de electricidad, las empresas petroquímicas y manufactureras de cemento representan la siguiente clase de clientes más importantes de las Sociedades en términos de ingresos. Entre estos grandes usuarios se encuentra Petroquímica Bahía Blanca S.A.I.C. y Loma Negra C.I.A.S.A. ("Loma Negra"), las cuales tienen contratos a largo plazo con las Sociedades.

El cuadro siguiente muestra los 20 principales grandes usuarios de las Sociedades, el volumen anual de gas natural consumido y el porcentaje de ese gas natural con respecto al volumen total de gas natural vendido por las Sociedades durante el primer semestre de 2001.

Clientes	Sector Industrial	Volumen de gas natural consumido al 30 de junio de 2001 — Pampeana	Sur	Porcentaje de ventas totales Volumen de las Sociedades — Pampeana	Sur	Pampeana y Sur
		(en MMm³)		(%)		
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	180	0	9,9	0,0	5,7
ESEBA Necochea	Electricidad	98	0	5,4	0,0	3,1
Energía del Sur S.A.	Electricidad	0	99	0,0	7,5	3,2
Usinas Pico Truncado	Electricidad	0	49	0,0	3,7	1,6
ESEBA Mar del Plata	Electricidad	68	0	3,7	0,0	2,2
Central Térmica Río Grande	Electricidad	0	22	0,0	1,7	0,7
Usina Comodoro Rivadavia	Electricidad	0	38	0,0	2,9	1,2
Central Térmica Ushuaia	Electricidad	0	23		1,7	0,7
Central Térmica Río Gallegos	Electricidad	0	25	0,0	1,9	0,8
Total de Centrales eléctricas		346	256	19,1	19,5	19,2
Plantas de cemento						
Cementos Avellaneda	Cemento	27	0	1,5	0,0	0,9
Loma Negra - Barker	Cemento	28	0	1,5	0,0	0,9
Cementos San Martín S.A.	Cemento	20	0	1,1	0,0	0,6
Petroquímica Comodoro Rivadavia S.A.	Cemento	0	18	0,0	1,4	0,6
Total de plantas de cemento		75	18	4,1	1,4	3,0
Otras industrias						
YPF - DIADEMA	Reservorio	0	49	0,0	3,7	1,6
Cía. Mega	Petroquímica	21	0	1,2	0,0	0,7
YPF Destilería	Petróleo	80	0	4,4	0,0	2,6
YPF Petroquímica	Petroquímica	72	0	4,0	0,0	2,3
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	108	0	5,9	0,0	3,4
CMS Ensenada	Cogeneración	158	0	8,7	0,0	5,0
Indupa S.A.	Petroquímica	26	0	1,4	0,0	0,8
Total otras industrias		465	49	25,6	3,7	16,4
Total		1.816	1.315			

01919

El cuadro siguiente muestra la capacidad contratada firme e interrumpible de los 20 principales grandes usuarios de las Sociedades durante el primer semestre de 2001.

Clientes	Sector Industrial	Plazo inicial del contrato (años)	Capacidad utilizada por grandes usuarios al 30 de junio de 2001			
			Pampeana		Sur	
			Firme	Interrumpible	Firme	Interrumpible
			(en m³/diarios)			
Centrales eléctricas						
Central Piedra Buena S.A.	Electricidad	0,00	0	991.698	0	0
ESEBA Necochea	Electricidad	1,75	0	541.678	0	0
Energía del Sur S.A.	Electricidad	10,00	0	0	542.238	4.012
Usinas Pico Truncado	Electricidad	2,70	0	0	180.792	88.148
ESEBA Mar del Plata	Electricidad	1,75	0	373.718	0	0
Central Térmica Río Grande	Electricidad	0,00	0	0	0	120.832
Usina Comodoro Rivadavia	Electricidad	2,70	0	0	183.774	26.207
Central Térmica Ushuaia	Electricidad	0,00	0	0	0	126.908
Central Térmica Río Gallegos	Electricidad	7,00	0	0	113.414	23.402
Plantas de cemento						
Cemento Avellaneda	Cemento	2,00	35.000	113.654	0	0
Loma Negra - Barker	Cemento	0,00	156.593	0	0	0
Cementos San Martín S.A.	Cemento	0,00	108.048	0	0	0
Petroquímica Comodoro Rivadavia S.A.	Cemento	5,00	0	0	0	100.656
Otras industrias						
YPF Destilería	Petróleo	2,00	30.000	413.938	0	0
Petroquímica Gral. Mosconi S.A.	Petroquímica	2,00	112.000	286.365	0	0
Petroquímica Bahía Blanca S.A.I.C.	Petroquímica	5,00	501.037	94.014	0	0
CMS Ensenada	Cogeneración	20,00	873.733	0	0	0
Indupa S.A.	Petroquímica	3,00	145.988	0	0	0
YPF - DIADEMA	Reservorio	3,20	0	54		268.343
Cía. Mega	Petroquímica	1,00	115.571	3.255	3.033	161.524
Total						

Propiedades e instalaciones

Sistema de distribución. Las propiedades de las Sociedades incluyen líneas de distribución y transporte, medidores, bombas, válvulas y controles de presión y flujo. Las Sociedades adquirieron a Gas del Estado un total de aproximadamente 4.681 km de gasoductos (de las cuales 2.195 km pertenecen a Pampeana y 2.486 km a Sur), 17.352 km de ramales y redes de distribución (de las cuales 11.221 km pertenecen a Pampeana y 6.131 km a Sur) y 448.010 km de conexiones a líneas de servicio (de las cuales 315.080 pertenecen a Pampeana y 132.930 de Sur), así como también 927.907 medidores para controlar el consumo de los clientes (de las cuales 627.462 pertenecen a Pampeana y 300.445 de Sur). A junio de 2001, las Sociedades poseían un total de aproximadamente 6.478 km de gasoductos (de las cuales 3.748 km pertenecen a Pampeana y 2.730 km de Sur), 26.805 km de ramales y redes de distribución (de las cuales 17.328 km pertenecen a Pampeana y 9.478 km a Sur).

Los sistemas de distribución transferidos a las Sociedades en 1992 se encontraban en general en buenas condiciones operativas. Sin embargo, desde la transferencia, las Sociedades han llevado a cabo programas de inversiones que incluyen inversiones obligatorias y opcionales a fin de mejorar los sistemas de distribución. Ver en esta sección "-- *Inversiones*". Como parte de sus respectivos programas de inversión, las Sociedades mejoraron sus sistemas de conductos, reemplazando todos los conductos de PVC por materiales de calidad superior, especialmente polietileno, eliminando los conductos de hierro fundido y renovando los de acero. Los conductos maestros de distribución, que comprenden aproximadamente el 80 % del total de la red de gasoductos de las Sociedades, han sido mejorados en forma sustancial desde el comienzo de las operaciones. Al 31 de diciembre

de 1992, la red de distribución de las Sociedades estaba compuesta de la siguiente forma: el 2 % de conductos de hierro fundido, el 73 % de conductos de acero, el 24 % de conductos de polietileno y el 1 % de conductos de PVC. A junio de 2001, la red de distribución estaba compuesta de un 0,2 % de conductos de hierro fundido, un 59 % de conductos de acero y un 40,8 % de conductos de polietileno.

Las tuberías de acero soldado que componen la mayoría de los conductos de las redes de las Sociedades están protegidas de la corrosión mediante un sistema de protección catódica. Las Sociedades han realizado una revisión completa del sistema de protección anticorrosiva en todos los gasoductos de acero y se encuentra en un proceso de mejoramiento de dichos sistemas de manera tal de asegurar un nivel adecuado de protección. Las Sociedades cuentan con un amplio programa de verificación de fugas en el sistema de distribución que emplea equipos de detección. Los gasoductos en áreas densamente pobladas se revisan anualmente, mientras que en las áreas con menor densidad de población se revisan cada dos años. El personal de las Sociedades dedica en total aproximadamente 25.000 horas por año a la revisión de los gasoductos. Asimismo, las Sociedades disponen de varios equipos de emergencia en toda el área de servicio para responder de inmediato a emergencias durante las 24 horas.

Sistema de transporte. Sur dispone de su propia capacidad de transporte, ya que posee tuberías en paralelo con el gasoducto de TGS que proviene de la cuenca Austral. Durante el período económico de seis meses finalizado el 30 de junio de 2001 y 2000, Sur transportó el 30 % del volumen de gas natural distribuido dentro de su sistema utilizando dichas tuberías, que, según la administración, tuvo como resultado un ahorro significativo. Las Sociedades compran gas natural de la cuenca Austral, a la cual se encuentra conectado el gasoducto de Sur, lo que le permite a las Sociedades reducir el costo de transporte.

Inversiones

De acuerdo con sus respectivas Licencias, las Sociedades deben mantener sus sistemas en buenas condiciones. El sistema de seguridad, el diseño, el mantenimiento y las operaciones tradicionalmente se regían por las normas técnicas de Gas del Estado, basadas en modernas normas internacionales vigentes en los Estados Unidos y en Europa. Estas normas han continuado actualizándose después de la privatización. De conformidad con las Licencias, las Sociedades, y las otras distribuidoras de gas natural privatizadas, debieron efectuar ciertas inversiones iniciales durante los cinco primeros años desde el comienzo de sus operaciones.

Además de las inversiones obligatorias, las Licencias establecen otras inversiones no obligatorias que estipulan requerimientos de inversión y otros programas considerados convenientes para el sistema. Las inversiones no obligatorias están orientadas a mejorar el servicio, los sistemas de medición y la productividad de las Sociedades.

El cuadro siguiente detalla el monto de las inversiones de Pampeana, de Sur y de las Sociedades en forma combinada para 2000, 1999 y 1998.

	Inversiones		
	Pampeana	Sur	Pampeana y Sur
		(en millones de $)	
1998	26,2	24,8	51,0
1999	36,9	20,8	57,7
2000	35,1	20,4	55,5

Las inversiones programadas para 2000 incluyeron proyectos destinados a mejorar las condiciones de trabajo de la instalaciones de las Sociedades como así también otros proyectos dirigidos al estricto cumplimiento de normas ambientales y de seguridad. Otras inversiones están dirigidas a mejorar la capacidad del sistema en respuesta a una creciente base de clientes sin alterar las operaciones.

Las Sociedades esperan realizar, sin perjuicio de que no pueden garantizarlo, inversiones en un monto total de aproximadamente $ 47,0 millones durante 2001, de los cuales $ 24,0 millones serán invertidos por Pampeana y $ 23,0 millones serán invertidos por Sur.

Provisión de gas natural

Contratos de provisión de gas natural. La estrategia de las Sociedades al renegociar contratos de suministro ha sido (i) expandir la cantidad de proveedores y restablecer los volúmenes programados de acuerdo con las obligaciones de la demanda estacional, (ii) disminuir el monto "*take-or-pay*" de cada contrato hasta aproximadamente un 75 % a 80 % y permitir el intercambio de dichos montos entre ambas Sociedades, (iii) buscar los precios más competitivos disponibles, y (iv) asegurar la capacidad de tomar entregas en una fecha posterior por servicio interrumpible que no se hayan utilizado en las fechas estipuladas. Las Sociedades actualmente se abastecen de gas natural en virtud de 19 contratos de suministro diferentes celebrados con 10 productores diferentes que operan en las cuencas Neuquina y Austral. La mayoría de los contratos de suministro se celebran en forma conjunta por ambas Sociedades y, generalmente, contienen precios levemente inferiores a los promedios de suministro desde esas cuencas, los cuales están denominados en Dólares. En general, los contratos contienen cláusulas flexibles de "*take-or-pay*" que permiten reajustes y postergaciones del cumplimiento de las obligaciones según la modalidad "*take-or-pay*". Asimismo, estos contratos contienen cláusulas "*delivery-or-pay*" que especifican un monto de entrega y un cronograma a ser cumplido por el proveedor. A fin de cumplir con los compromisos de los clientes del servicio en firme, los contratos de suministro deben asegurarles una adecuada provisión de gas natural en base al monto diario programado que los abastecedores están obligados a proveer. Por otra parte, los contratos estipulan que todos los riesgos surgidos en la entrega de gas natural son responsabilidad asumida por las Sociedades desde su ingreso al sistema de transporte. Cualquier incremento en las tasas de impuesto de las ventas brutas de gas natural es también responsabilidad de las Sociedades según los contratos (estos incrementos se trasladan a los clientes de conformidad con la ley aplicable), mientras que la responsabilidad por la medición del gas natural corresponde al respectivo proveedor y a la empresa de transporte. Las discusiones surgidas de los contratos de suministro pueden dirimirse ante los juzgados federales en Buenos Aires o ante un tribunal arbitral.

Las obligaciones mínimas "*take-or-pay*" de las Sociedades representaron aproximadamente el 85 % de sus volúmenes de reserva programados durante 2000 y durante el primer semestre de 2001, las cuales se mantienen a la fecha del presente Prospecto. Estos volúmenes "*take-or-pay*" no son aplicables en casos de fuerza mayor que afecten los requerimientos de gas natural de las Sociedades o de cualquiera de sus grandes usuarios (como, por ejemplo, plantas de generación eléctrica), sujeto a notificación y verificación. En aquellos casos en que las Sociedades paguen por gas natural que no hayan recibido realmente, pueden solicitar que ese gas natural les sea entregado en una fecha futura, en ciertos casos, dentro de un año a partir de la facturación. Las Sociedades no podrán postergar las entregas más allá del período estipulado. Hasta la fecha, las Sociedades no han tenido que abonar por volúmenes "*take-or-pay*" no utilizados ya que siempre han usado las cantidades contratadas, o en cierto caso en que no se utilizó totalmente un monto "*take-or-pay*" de un proveedor debido a un error de despacho, la diferencia fue reajustada durante los meses siguientes. Debido a los niveles de volúmenes de gas natural contratados según la modalidad "*take-or-pay*" y a la flexibilidad prevista por varias disposiciones contractuales, las Sociedades consideran improbable que estas disposiciones de los contratos de suministro generen una obligación significativa por el gas natural no tomado. Sin embargo, el riesgo de las Sociedades por obligaciones "*take-or-pay*" se ve afectado por una serie de factores que escapan a su control. Según las cláusulas "*take-or-pay*" contenidas en los contratos de provisión, los proveedores deben indemnizar a las Sociedades por cualquier gasto incurrido en caso de que un proveedor no cumpla con los volúmenes de gas natural estipulados.

De acuerdo con los contratos de suministro, las Sociedades pueden reducir sus compras mensuales programadas si cualquiera de sus clientes decidiera adquirir el gas natural directa o indirectamente del proveedor. El volumen de gas natural que puede deducirse del volumen programado debe ser igual al volumen previamente consumido por el usuario que se desconecta. Los volúmenes contratados por las Sociedades les permiten satisfacer actualmente sus requerimientos en firme sin recurrir al mercado "*spot*" recientemente creado. Actualmente, las Sociedades pueden suspender las ventas interrumpibles cuando la demanda en firme así lo requiera, o pueden recurrir al mercado "*spot*" si el crecimiento de la demanda residencial supera las provisiones en firme contratadas en la actualidad. Además, las Sociedades utilizan patrones de demanda complementarios entre sus áreas de servicio y en las provisiones de gas natural para satisfacer los requerimientos de picos de demanda en firme y para cumplir con sus obligaciones "*take-or-pay*". Si bien la mayoría del gas natural es entregado a los clientes de las Sociedades, Pampeana suministra gas natural a TGS para la extracción de líquidos y ambas Sociedades le pagan con gas natural a TGS por el transporte de gas natural y las pérdidas de compresión.

Proveedores. El mayor proveedor de las Sociedades es YPF, el cual provee gas natural en virtud de dos contratos a siete años que vencen en diciembre de 2003 y septiembre de 2003, tres contratos a 10 años (uno con vencimiento en diciembre de 2008 y los restantes con vencimiento en febrero de 2009) y dos contratos a cinco años con vencimiento en diciembre de 2003. Dichos contratos representan el 42 % de los requisitos de suministro de las Sociedades. El restante 58 % de los requisitos de suministro de las Sociedades es cubierto por contratos celebrados con Total Austral S.A., Pan American Energy, Pioneer Natural Resources Argentina, Pérez Companc S.A. ("Pérez Companc"), Chevron, Petroquímica Comodoro Rivadavia S.A., Pluspetrol S.A., Tecpetrol S.A., Roch S.A., Petrolera Argentina San Jorge S.A., Vintage Oil Argentina Inc. y Albanesi S.A.

Las Sociedades actualmente adquieren alrededor del 31 % del gas natural a través de contratos de provisión con productores de la cuenca Neuquina y aproximadamente el 44 % mediante contratos de provisión con productores de la cuenca Austral. Estas fuentes de abastecimiento les brindan acceso a las provisiones de gas natural más económicas en la Argentina en términos de costos de producción y transporte, como es el caso de la cuenca Neuquina, y a las más baratas en cuanto a precio en boca de pozo, como es el caso de la cuenca Austral. Las Sociedades adquieren asimismo aproximadamente 24 % de gas natural a través de contratos de suministro para producción de la cuenca del Golfo de San Jorge (otra fuente relativamente económica considerando los costos de producción y transporte). Las Sociedades consideran que el suministro de gas natural desde la cuenca Austral continuará ofreciendo ventajas de precio en relación con el suministro de las cuencas Neuquina y Noroeste, las cuales debido a su más fácil acceso y capacidad de transporte superior, tienen una mayor demanda. Si bien en la actualidad la cuenca Austral representa solamente el 21 % del total de la provisión de gas natural en la Argentina, en el caso de que el costo de producir un volumen adicional desde dichas cuencas se tornara económicamente más atractivo, las Sociedades estiman que la actual conexión de su red a la cuenca Austral puede colocarlas en una posición superior a fin de incrementar su capacidad futura. A fin de que la producción de la cuenca Austral llegue a Buenos Aires, donde se halla la terminal del gasoducto de TGS, con su presión y volumen correctos, deben extraerse ciertos volúmenes de gas natural a lo largo del recorrido del gasoducto. En consecuencia, los compradores de los volúmenes extraídos, tales como las Sociedades, pueden adquirir tanto capacidad de transporte como suministro a un costo inferior al cobrado a los usuarios ubicados en otros puntos del gasoducto.

Precios del gas natural. Con anterioridad a 1994, las Sociedades compraban el gas natural en virtud de contratos de suministro transferidos por Gas del Estado. El precio del gas natural comprado en virtud de esos contratos estaba fijado en U$S 0,97 por MMBTU, precio que estaba regulado por el Gobierno. De conformidad con la Ley N° 24.076 (la "Ley de Gas Natural") y el Decreto N° 2.731/93, el precio del gas natural se desreguló a partir del 1° de enero de 1994. Ciertos contratos de suministro de la Sociedad estipulan que si el precio contractual difiere en un porcentaje estipulado del precio de mercado (según se determina en virtud de los precios cobrados por YPF), las Sociedades y el proveedor acordaran un ajuste para las modificaciones del precio del gas natural en boca de pozo. El precio promedio aplicable a las Sociedades en forma combinada durante 2000 fue de U$S 1,18 por MMBTU.

A pesar de que el precio del gas natural en boca de pozo fue desregulado en 1994, los precios continúan bajo la influencia de los precios fijados por YPF, que produce en la actualidad aproximadamente el 37 % del gas natural de la Argentina (producción propia más el gas natural vendido por YPF pero producido por terceros). Se espera que los precios reflejen un método de costos "*citygate*" unificado, en el cual el gas natural suministrado a Buenos Aires determina el patrón de ajuste de la industria, y las provisiones desde los yacimientos más alejados de la ciudad de Buenos Aires, como aquellos ubicados en las cuencas Noroeste, Tierra del Fuego y Austral, reducirán su precio en relación con las fuentes más cercanas debido a mayores costos de transporte.

Los aspectos del mercado no relativos al precio continuarán sujetos a la reglamentación oficial vigente. En relación con la desregulación del precio del gas natural efectuada en enero de 1994, el Decreto N° 2.731/93 estableció un registro de todos los contratos de compra y venta de gas natural. Los vendedores y compradores de gas natural deben registrarse e informar en cuanto a volúmenes, precios, puntos de envío y entrega, y convenios que limiten o desvirtúen la competencia; esta información será tratada en forma confidencial por el Gobierno. En virtud de estas reglamentaciones, a las empresas distribuidoras (incluyendo las Sociedades) se les permite adquirir no más del 20 % de su provisión de gas natural en el mercado de gas natural a corto plazo (inferior a seis meses). Se podrá dispensar el límite para las compras de gas natural en el mercado a corto plazo en caso de fuerza mayor o ante un aumento de la competencia, en cuyo caso pueden permitirse adquisiciones de hasta un 40 % en el mercado a corto plazo.

Transporte de gas natural

Los Contratos de Transporte. Desde la privatización de Gas del Estado y la creación de empresas transportadoras y distribuidoras, las Sociedades recibieron de Gas del Estado los derechos de recibir servicios de transporte de gas natural. La capacidad inicial en firme asignada a Pampeana fue de 7,9 MMm³ de gas natural por día y la capacidad inicial firme asignada a Sur de 9.0 MMm³ de gas natural por día. Los contratos firmados con TGS, y modificados con posterioridad, entre otras cosas, para aumentar la asignación de la capacidad, establecieron la capacidad de transporte de las Sociedades en el sistema de TGS. La capacidad adicional de transporte la establece Sur que en 2000 transportó aproximadamente el 30 % del total de su demanda.

Los gasoductos de transporte de TGS llevan el gas natural desde las fuentes de abastecimiento en la cuenca Austral y la cuenca Neuquina, hasta el ingreso al sistema de distribución. Actualmente TGS transporta el 64 % del gas natural consumido en la Argentina. Los clientes de TGS incluyen, entre otros, a las cuatro empresas distribuidoras ubicadas en el sur argentino (las Sociedades, Metrogas S.A. y Gas Natural BAN S.A.). En 2000, las Sociedades adquirieron aproximadamente el 40 % del total de gas natural transportado por TGS. Las instalaciones actuales de transporte de gas natural en la Argentina resultan en general suficientes para satisfacer la demanda vigente en los territorios atendidos por las Sociedades. Sin embargo, el servicio interrumpible de gas natural en los territorios de la Sociedad puede verse restringido durante el invierno por la limitada capacidad del sistema de transporte de gas natural.

Las Sociedades han celebrado contratos de transporte con TGS a mediano y a largo plazo (6 a 12 años) (los "Contratos de Transporte") con vencimientos entre 2002 y 2009. Tales contratos fijan una capacidad y un volumen máximo de transporte, y asigna dicha capacidad entre las localidades abastecidas en esa región de conformidad con algunas tasas establecidas. TGS no puede reducir ni interrumpir su servicio salvo bajo circunstancias limitadas, y debe suministrar el gas natural a un nivel de presión determinado en cada punto de entrega. Todos los contratos en firme establecen que si un usuario se desviara de las redes de distribución de las Sociedades, éstas pueden reducir su capacidad de transporte reservada por el volumen promedio de consumo diario por parte del usuario que realice el "*by-pass*". En junio de 1998, TGS informó a Pampeana que podría asignar una capacidad diaria de 500.000 m³ de 9.300 KCal/m³ para Pampeana, entre Chubut y Buenos Aires, desde el 1° de junio de 1999 hasta el 1° de junio de 2009. A fin de mejorar la capacidad durante los picos de demanda en firme, en 2001, las Sociedades han celebrado contratos para satisfacer picos de demanda por un total de aproximadamente 1,6 MMm³ por día.

TGS está autorizada a cobrar una tarifa tomando como base la distancia en la que el gas natural se transporta, pero a su vez, las Sociedades deben pagar asimismo a lo largo de todo el año una capacidad firme, con cargos "*take-or-pay*" a fin de reservar la capacidad de transporte durante los períodos pico de demanda. El precio básico que se paga por el transporte se fija para los cinco primeros años de cada contrato y solamente puede ajustarse semestralmente de acuerdo con las variaciones del PPI. Los cargos de transporte estipulados en los Contratos de Transporte están calculados en Dólares (aunque se los pague en Pesos) y pueden ajustarse semestralmente para reflejar cambios en el PPI. Cualquier cambio en las tarifas de transporte podrá trasladarse a los clientes de las Sociedades, previa aprobación del ENARGAS. Ver en esta sección "— *Tarifas*".

Aumento y reasignación de la capacidad de transporte. La capacidad de transporte inicial de las Sociedades les fue asignada en base a sus necesidades anticipadas y a la capacidad del sistema en la época de la transferencia desde Gas del Estado. Si bien ha sido posible aumentar la capacidad mediante la aplicación de mayor compresión en los gasoductos existentes, cualquier incremento significativo de la capacidad de transporte se hallará limitado en el corto plazo o requerirá inversiones en gasoductos, lo cual es bastante más costoso que la compresión.

Luego del comienzo de las operaciones en diciembre de 1992, Pampeana consideró que su capacidad de transporte asignada en la privatización era inadecuada para satisfacer los requerimientos de sus usuarios y cumplir con sus objetivos de crecimiento. Consecuentemente, Pampeana decidió adquirir capacidad de transporte en firme adicional. A julio de 2001, Pampeana tenía una capacidad de transporte de 11.780 MMm³ diarios. Sur posee una capacidad de transporte de 7.100 MMm³ diarios, que generalmente suministra la cantidad suficiente para satisfacer las necesidades de sus clientes. Por consiguiente, las Sociedades consideran que mediante la coordinación de sus capacidades de transporte y de las demandas de sus sistemas podrían disponer de una capacidad de transporte suficiente para satisfacer la demanda de sus clientes interrumpibles. Como consecuencia de sus esfuerzos para reasignar capacidades durante los primeros tres años de las operaciones, las Sociedades no pretenden por el momento modificar de manera significativa su capacidad de transporte reservada.

Oportunamente las Sociedades, de conformidad con la Resolución N° 419/97 del ENARGAS, utilizan patrones complementarios de demanda de sus territorios para intercambiar la capacidad de los gasoductos. Mientras que durante los momentos de alta demanda casi todas las asignaciones de gas natural de las Sociedades están enfocadas a brindar servicio en firme, los períodos de baja demanda dan lugar a una capacidad ociosa. La capacidad de transporte puede ser (y de hecho ha sido) reasignada temporaria o permanentemente por TGS y la Sociedades para brindar un mejor servicio. ENARGAS tiene el poder de reducir o reasignar a terceros las porciones de la capacidad ociosa en firme de las empresas distribuidoras.

En 1997, el ENARGAS aprobó la Resolución 419/97 que regula la reventa de la capacidad de transporte. Dicha resolución, que fue sometida a la opinión de las empresas transportadoras y distribuidoras, permite a cualquier "cargador" (por ejemplo, una empresa distribuidora o un gran usuario) adquirir a corto plazo la capacidad de transporte ociosa de una empresa distribuidora que ofrezca la venta de esta capacidad. Varios de los participantes del mercado han objetado esa resolución debido a que puede traer aparejada la consecuencia de alentar a los grandes usuarios a abandonar el servicio de sus distribuidores locales para adquirir el gas natural a un costo inferior en el mercado "*spot*". Tales objeciones apuntan a que más que promover el uso eficiente de la capacidad en exceso del sistema, el mercado al contado se convertiría en una alternativa para empresas distribuidoras de gas natural enroladas en una competencia destructiva por el precio en la cual cada una de ellas se vería obligada a vender su aumento de capacidad en exceso, resultado de la pérdida de los grandes usuarios, a un precio inferior. En tanto las Sociedades consideran alternativas para mitigar la diferencia de precios, no pueden asegurar que dicha resolución no les producirá un efecto adverso.

En 1995, a fin de complementar su capacidad de transporte reservada con TGS, Pampeana celebró un contrato con Transportadora de Gas del Norte S.A. ("TGN") por 120 Mm^3 diarios de capacidad firme. En 1996, Pampeana y TGN acordaron aumentar dicha capacidad firme a 250 Mm^3 diarios a partir del 1° de octubre de 1996. El contrato con TGN vence el 1° de julio de 2002. El volumen de gas natural transportado a través del sistema de TGN representa actualmente alrededor del 2,4 % de la totalidad de la capacidad de transporte reservada de Pampeana. Desde el 15 de mayo de 2000, Total Austral ha provisto 0,5 MMm^3 diarios de capacidad de transporte en firme para la ruta de suministro Tierra del Fuego - Buenos Aires a través de un contrato a 10 años.

Tarifas

Generalidades. Mediante la Ley de Gas Natural y el Decreto N° 2.255/92 por el cual se aprobaron las Licencias otorgadas a las Sociedades, quedaron determinadas las tarifas que pueden cobrar las Sociedades por la distribución de gas natural. La Ley de Gas Natural establece el precio del gas natural vendido por las empresas distribuidoras como la suma de los siguientes rubros: (i) el costo del gas natural comprado en el punto donde ingresa al sistema de transporte, (ii) el costo de transporte, y (iii) una tarifa de distribución regulada por ley. La tarifa de distribución debe ser suficiente para permitir que las Sociedades tengan un retorno razonable sobre el capital, congruente con el que corresponde a otras empresas en la economía con niveles similares de riesgo, mientras que además se vean reflejados los progresos en la eficiencia de las Sociedades. En virtud de la Ley de Gas Natural, las tasas de distribución están sujetas a ajustes periódicos y automáticos, ajustes a índices especiales, ajustes por modificaciones de las tasas impositivas y una revisión quinquenal de todo el procedimiento de ajuste. El ENARGAS es responsable de la revisión y el ajuste periódico de la tarifa de distribución, de acuerdo con las políticas establecidas por la Ley de Gas Natural y las Licencias correspondientes, así como de una revisión quinquenal de la metodología y objetivos del sistema de ajuste de tarifas. La revisión quinquenal fue realizada en 1997 y los ajustes entraron en vigencia el 1° de enero de 1998.

Las tarifas se determinan con referencia a una subzona, con un programa de tarifas aprobado para cada una de ellas. Las variaciones en las tarifas aplicables a cada subzona reflejan, entre otros factores, la distancia recorrida para distribuir el gas.

La siguiente tabla muestra las tarifas máximas de las Sociedades en vigencia desde mayo de 2001 para cada segmento de clientes en una subzona (Buenos Aires) de Pampeana y una subzona (Chubut-Sur) de Sur.

Categoría / Tipo de servicio	Tarifa máxima al 30 de junio de 2001	
	Pampeana	Sur
	(en $)	
Residencial		
Cargo fijo por factura	7,529655	7,521847
Consumo de gas natural (Pesos por m³)	0,134899	0,075265
Factura mínima	11,761871	9,768632
Comercial - pequeños volúmenes (Categoría "P")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural (Pesos por m³) 0-1000 m³	0,123532	0,070357
1001-9000 m³ (Pesos por m³)	0,115707	0,065475
más de 9000 m³ (Pesos por m³)	0,107885	0,059614
Factura mínima	11,738711	9,768632
Comercial - grandes volúmenes (Categoría "G")		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural (Pesos por m³/día de reserva)	0,807623	0,592330
0-5000 m³ (Pesos por m³)	0,081378	0,054056
más de 5000 m³ (Pesos por m³)	0,076488	0,050146
Comercial - otros		
Cargo fijo por factura	10,756650	10,745497
Consumo de gas natural (Pesos por m³)		
Subdistribuidores	0,090588	0,056087
Estaciones de GNC	0,093651	0,059826
Grandes usuarios - interrumpible/firme (conectados al sistema de distribución)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme (Pesos por m³)	0,077252	0,047212
Consumo de gas natural interrumpible (Pesos por m³)	0,077229	0,047280
Cargo mensual por capacidad reservada - servicio en firme (Pesos por m³/día de reserva)	0,451877	0,157158
Grandes usuarios - interrumpible/firme (conectados al sistema de transporte)		
Cargo fijo por factura	11,258537	11,258537
Consumo de gas natural en firme (Pesos por m³)	0,071100	0,044138
Consumo de gas natural interrumpible (Pesos por m³)	0,071093	0,044208
Cargo mensual por capacidad reservada - servicio en firme (Pesos por m³/día de reserva)	0,400721	0,105982

Los márgenes de distribución difieren por clase de cliente y tienen por objeto permitir a la empresa distribuidora recuperar sus costos razonables, impuestos, depreciación, así como también una tasa de retorno razonable. Se requiere que el nivel del retorno permitido sea adecuado teniendo en cuenta los márgenes obtenidos sobre inversiones de riesgo similar en otras áreas de la economía. La tarifa de distribución también se aplica a suministros a clientes que han acordado sus propias provisiones y transporte, siempre que el cliente utilice las instalaciones de distribución de las Sociedades. Ver la sección "*Análisis de la situación patrimonial y resultado de las operaciones - - Clientes y tarifas*". La tarifa facturada a los consumidores finales también se ajustará periódicamente para reflejar las variaciones en el costo de transporte que pagan las Sociedades. Sin embargo, el ajuste varía para cada clase de cliente. Las empresas distribuidoras de gas natural pueden ofrecer descuentos sobre las tarifas aprobadas que reflejen una reducción en su tasa de retorno, siempre que no sean efectuados de manera discriminatoria y que la tarifa resultante del descuento no quede por debajo de los costos. La pérdida de ganancias por el descuento no podrá recuperarse de otros clientes.

Ajustes periódicos de tarifas. Las tarifas de distribución son ajustadas automáticamente cada semestre de acuerdo con las variaciones en el PPI. Dichos ajustes incluyen el ajuste del PPI para los costos de transporte. Las tarifas también se modificarán semestralmente en mayo y octubre, sujeto a la aprobación del ENARGAS, a fin de

reflejar las variaciones en el costo del gas natural. Finalmente, las tarifas de distribución serán además ajustadas de acuerdo con los cambios en los costos de transporte del gas natural en los ajustes semestrales. Las bases para el cálculo de las tarifas del transporte y la distribución del gas natural son reguladas por el ENARGAS. La metodología para hacer los índices que contempla la Ley de Gas Natural y las licencias de las empresas transportadoras y distribuidoras de gas natural se denomina metodología "precio tope con revisión periódica", un tipo de regulación por incentivos que permite a las sociedades reguladas apropiarse de una porción de los beneficios económicos que surjan de la operación eficiente.

Ajustes por modificaciones en el PPI. Las tarifas iniciales para la distribución de gas natural se fijaron durante la privatización de Gas del Estado por un período de cinco años con vencimiento el 31 de diciembre de 1997, sujetas a un ajuste semestral como resultado de cambios en el PPI y en otras circunstancias incluyendo cambios en los índices impositivos correspondientes. Las tarifas de distribución son ajustadas en forma semestral (enero y julio) a fin de reflejar los cambios en el PPI. El ajuste por PPI se aplica a algunos de los componentes de la tarifa de distribución, incluyendo los costos de transporte y excluyendo las compras de gas natural. Asimismo, el ajuste por PPI puede verse afectado por la aplicación de los factores "x" y "k" a la tarifa de distribución. Ver la sección "-- *Tarifas -- Revisión de tarifas quinquenal*". A principios de 2000, el Gobierno dictó el Decreto N° 669/00 en virtud del cual se requería a las empresas distribuidoras de gas natural que difieran la aplicación automática del ajuste de la tarifa semestral por PPI (en vigencia desde el 1° de enero de 2000) hasta julio de 2000. El decreto establecía que se trasladaría el ajuste de tarifas a los clientes. El 17 de julio de 2000, las Sociedades acordaron con el Gobierno extender la aplicación del ajuste por PPI hasta el 30 de junio del 2002, tras lo cual se recuperaría el ajuste por PPI en 24 cuotas incluyendo intereses . El ajuste acordado fue impedido el 18 de agosto de 2000 por un Juzgado Nacional que suspendió la aplicación del Decreto N° 669/00 en respuesta al pedido del Defensor del Pueblo de la Nación. El 30 de agosto de 2000, el ENARGAS notificó a las Sociedades que autorizaría las tarifas en vigencia con anterioridad a la suspensión del decreto (excluyendo el efecto del PPI).

El 7 de septiembre de 2000, los accionistas de la Sociedad notificaron al Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 que, de conformidad con los procedimientos específicos de solución de controversias previstos en el artículo VII del Tratado entre la República Argentina y los Estados Unidos sobre la Promoción y Protección Recíproca de Inversiones aprobado por la Ley N° 24.124 y el artículo 8 del Acuerdo de Promoción y Protección de Inversiones entre la República Argentina y la República Italiana aprobado por la Ley N° 24.122, que otorgan al inversor extranjero la facultad de someter la controversia a arbitraje internacional ante el Centro Internacional de Solución de Disputas Relativas a Inversiones (CIADI), dependiente del Banco Mundial, las Sociedades se vieron obligadas a no consentir la jurisdicción de los tribunales argentinos para conocer en la materia.

El 14 de septiembre de 2000, las Sociedades enviaron una nota al ENARGAS comunicando su decisión de iniciar las consultas amistosas previstas en los Tratados de Protección y Promoción Recíproca suscriptos por la República Argentina con los Estados Unidos y la República Italiana. Asimismo, solicitaron la revocación de la Nota N° 3.480 por considerar que la misma excede claramente el alcance de la medida judicial que suspendió únicamente los efectos del Decreto N° 669/00, solicitando, por ende, la aplicación de los cuadros tarifarios que se enviaron a esa Autoridad de Aplicación el 16 de junio de 2000.

Las Sociedades solicitaron al ENARGAS que autorice los ajustes de las tarifas hasta tanto el tribunal emita una resolución definitiva. El ENARGAS apeló dicha medida ante la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal. Asimismo, el Gobierno apeló también la medida cautelar en cuestión. Con fecha 5 de octubre de 2001, la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal confirmó la medida cautelar dispuesta por el tribunal de primera instancia. Dicha resolución será apelada mediante la interposición de un recurso extraordinario ante la Corte Suprema de Justicia de la Nación. Asimismo, el tribunal de primera instancia aún no ha analizado la cuestión de fondo planteada. El ENARGAS continúa autorizando únicamente los cuadros tarifarios en vigencia con anterioridad a mayo de 2000 (excluyendo el ajuste por PPI). El Gobierno aseguró que, a pesar del diferimiento, respetará todos los compromisos asumidos en virtud de las Licencias y los Documentos de la Privatización (según se define más adelante). Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Regulación de la industria del gas natural*".

Ajustes por modificaciones de los costos de transporte y en el suministro. Con posterioridad a la revisión quinquenal del ENARGAS de las tarifas de distribución realizada en 1997, se ajustaron las tarifas en forma semestral (enero y julio) a fin de reflejar el precio promedio de adquisición de la capacidad de transporte de cada empresa distribuidora de gas.

En agosto de 1994, el Gobierno ^ dictó el Decreto N° 1.411/94, que faculta al ENARGAS a limitar el traslado del aumento de los precios del gas natural a precios que solamente pueden exceder el precio en el mercado para cantidades de gas natural similares en condiciones similares, en caso que determine que los contratos de suministro de una empresa distribuidora de gas natural no se originaron a raíz de operaciones abiertas y competitivas. Si bien las Sociedades consideran que pueden cumplir con estas cargas, también estiman que el Decreto N° 1.411/94 puede aumentar la probabilidad de que el ENARGAS examine más estrictamente las solicitudes para el traslado de los costos del gas natural. Si el ENARGAS determina que el contrato no reúne dichas condiciones, exigirá que el gas natural se suministre a los usuarios a un precio que refleje términos existentes en situaciones y volúmenes similares. Si, por ese motivo, el ENARGAS objetara el aumento propuesto, debe informar a la empresa distribuidora dentro de un período determinado. Aún si se permite que las Sociedades trasladen completamente el costo del gas natural suministrado a los consumidores finales, los incrementos afectarían adversamente las ventas de las Sociedades como consecuencia de la elasticidad en el precio de la demanda, especialmente entre los consumidores con acceso a los combustibles alternativos. Ver la sección "*La industria argentina del gas natural*". Como el ENARGAS limita sus revisiones a términos específicos tales como el precio y la competitividad en el suministro de gas natural antes de autorizar cualquier traslado de un aumento de los precios de compra de gas natural en las tarifas de las Sociedades, ^ estas consideran que la falta de aprobación del ENARGAS de un aumento en las tarifas no tendría efecto sobre la validez o ejecución de dichos contratos.

Las Sociedades presentan en septiembre y abril el cuadro tarifario propuesto para el período estacional octubre-abril y mayo-septiembre, que refleja las variaciones del precio del gas natural previstas en el contrato de compra de gas natural en boca de pozo para dicho período y la diferencia entre el precio de gas natural contemplado en la tarifa y el precio efectivamente pagado en el período anterior. A partir de la desregulación del precio del gas natural en boca de pozo, ^ desde enero de 1994 hasta el 31 de diciembre de 2000, el precio del gas natural pagado por las Sociedades aumentó aproximadamente un 40 % para el gas natural de Neuquén y disminuyó en aproximadamente un 10 % para el gas natural de la cuenca Austral.

Las Sociedades y el ENARGAS han disentido en cuanto al traslado de los aumentos en el costo del gas natural en cuatro oportunidades. Con respecto a los períodos tarifarios entre octubre de 1994 y abril de 1995 y octubre de 1995 y abril de 1996, las Sociedades propusieron un traslado de aumentos a fin de reflejar la variación de los precios del gas natural en boca de pozo desde diciembre a enero de cada uno de esos períodos, de conformidad con las disposiciones de sus contratos de suministro. Luego de analizar la propuesta de las Sociedades y de una audiencia pública, el ENARGAS aprobó los aumentos en las tarifas, en forma no retroactiva, desde marzo de 1995 y 1996 pero resolvió limitar el traslado de los aumentos de precios de la Sociedad previstos para enero y febrero de 1995 y 1996, argumentando que ciertos contratos de algunas distribuidoras no mostraron aumentos similares durante los meses de verano cuando las Sociedades se enfrentan con los períodos de menor demanda de gas. Las Sociedades apelaron la decisión del ENARGAS alegando que es contraria al marco regulatorio. En respuesta a la apelación, el entonces Ministerio de Obras y Servicios Públicos ratificó la decisión del ENARGAS. En el mes de septiembre de 1997, las Sociedades y otras empresas distribuidoras de gas natural de la Argentina reclamaron un traslado correspondiente a los períodos de tarifas comprendidos entre los meses de octubre de 1997 y abril de 1998, reclamo que fue parcialmente denegado por el ENARGAS. El rechazo del ENARGAS estaba fundado en que las Sociedades (y los demás solicitantes) efectuaron el pago del gas natural de conformidad con una fórmula de tasa ajustable. Posteriormente, el ENARGAS aprobó el traslado solicitado por las Sociedades correspondiente al período de mayo de 1998, a pesar de que el precio del gas natural para dicho período fue calculado también sobre la base de la fórmula de ajuste. En el mes de mayo de 1999, las Sociedades (y las demás empresas distribuidoras) reclamaron el traslado de un ajuste de los precios del gas natural correspondiente al período de tarifas comprendido entre los meses de mayo de 1999 y septiembre de 1999. El ENARGAS rechazó en forma parcial el traslado correspondiente al período en cuestión. Las Sociedades solicitaron sin éxito al ENARGAS que reconsidere su rechazo parcial y el caso fue enviado al Ministerio de Economía. Las Sociedades no pueden actualmente determinar la probabilidad de que se haga lugar a su reclamo. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Limitación de trasladar aumentos en el precio del gas natural a las tarifas*".

Ajustes por modificaciones impositivas. Las variaciones de costos de las Sociedades que sean causadas por cambios en la legislación impositiva (con la excepción del impuesto a las ganancias o su reemplazo) pueden dar lugar a ajustes de tarifas de distribución, según la forma en que resulten afectadas las Sociedades.

Ajustes especiales. Asimismo, el ENARGAS habrá de considerar los pedidos de revisión de las tarifas de distribución fundamentados en circunstancias especiales. Además, después de la primera revisión quinquenal del sistema de ajuste, las tarifas de distribución podrán ser revisadas teniendo en cuenta la variación de factores tales como la eficiencia y el nivel de inversión de las Sociedades.

Revisión de tarifas quinquenal. De acuerdo con los términos de la Ley de Gas Natural y los Documentos de la Privatización, el ENARGAS es responsable de la determinación de las tarifas de distribución vigentes durante el período de cinco años a partir del 1° de enero de 1998. Las Licencias establecen un período en el cual el ENARGAS debe proponer ajustes tarifarios que permitan a las empresas distribuidoras tener seis meses para realizar observaciones relativas a dichas proposiciones. Aunque no existen seguridades de que las normas a ser promulgadas por el ENARGAS darán como resultado tarifas de distribución que permitan a las Sociedades lograr en el futuro niveles específicos de ganancias, la Ley de Gas Natural requiere que en la formulación de dichas normas el ENARGAS le proporcione a las empresas distribuidoras (i) la oportunidad de percibir los ingresos suficientes para recuperar todos los costos operativos aplicables al servicio dentro de lo razonable, impuestos y depreciación y (ii) un margen de ganancia razonable, determinado en relación a un margen de negocios con riesgo, eficiencia y calidad de servicio comparables. El ENARGAS estableció las reglas para la determinación de las tarifas en mayo de 1996, para el período de cinco años que finaliza en 2002.

Las tarifas pueden ajustarse por un factor de eficiencia y un factor de inversión (ambos fijados en cero para el período inicial de cinco años). El factor de eficiencia (el factor "x") genera una reducción anual en las tarifas, de acuerdo con un programa, teniendo en cuenta que la eficiencia operativa disminuirá los costos de las empresas distribuidoras en los próximos años. La inclusión del factor de eficiencia en el sistema de precios también le proporciona a la empresa distribuidora un incentivo para reducir costos; si la empresa distribuidora puede disminuir sus costos más rápidamente que las reducciones impuestas por el factor de eficiencia, tales reducciones pueden incrementar las ganancias; si la empresa distribuidora no alcanza o supera esa tasa, el déficit reduce sus ganancias. El ajuste que refleja la eficiencia es propuesto por el ENARGAS basado en los planes específicos de mejoras a la eficiencia que presenten las Sociedades, tomando en cuenta los ahorros de costos esperados y la inversión requerida para la implementación de dichos planes. Se requiere que el ENARGAS proponga el factor de eficiencia para cada Sociedad antes de los 12 meses previos al comienzo del período de cinco años al cual se aplica. Las Sociedades tienen un período de cuatro meses para responder a la propuesta del ENARGAS, quien, a su vez, deberá fijar el factor de eficiencia final antes de transcurridos los seis meses previos al comienzo del período de cinco años correspondiente.

En relación con el ajuste tarifario, las Sociedades también presentan al ENARGAS todos sus programas de inversión relacionados con el crecimiento de la demanda. Dado que las tarifas existentes no dan cuenta de tales inversiones, estas deberán pagarse por todos los usuarios de las subzonas afectadas. El coeficiente de inversión (el factor "k") solamente puede aplicarse cuando la inversión propuesta afecta una parte importante de la población de una subzona. Este factor funciona incrementando las tarifas y está diseñado para otorgar a las Sociedades los ingresos que garanticen una tasa de retorno (13,1 %) determinada por el ENARGAS para las inversiones requeridas por la expansión.

En el mes de junio de 1997, el ENARGAS aprobó los planes de inversión de las Sociedades para el período de cinco años que finaliza en 2002. Se espera recuperar las inversiones aprobadas, las cuales no se encuentran previstas en el cuadro tarifario actual, a través de las tarifas revisadas informadas por el ENARGAS. El 30 de junio de 1997, el ENARGAS aprobó, mediante la Resolución N° 468/97, la revisión quinquenal correspondiente al período de cinco años que finaliza en el año 2002, la cual fija los valores de los factores "x" de 4,5 % y 4,6 % para Pampeana y Sur, respectivamente. Las Sociedades consideran que la disminución de las tarifas causadas por el factor "x" serán parcialmente compensadas mediante la introducción de servicios no regulados, sujeta a la revisión del ENARGAS, y proyectos en materia de eficiencia. En el mes de octubre de 1997, el ENARGAS definió asimismo un factor de inversión "k", fijando la tasa de 13,1 % para el recupero de las inversiones de ambas Sociedades. En octubre de 1997, el ENARGAS aprobó las inversiones que comprenden el Gasoducto Saturno - La Pampa en el caso de Pampeana y los gasoductos que suministrarán a las áreas Cordillerana, Río Gallegos, Trelew y una planta de compresión en Río Grande en el caso de Sur. Al momento de la finalización de dichos proyectos, las tarifas, sujetas a la aprobación del ENARGAS, sufrirán un incremento en la región correspondiente, de conformidad con lo dispuesto en las Licencias. Durante el año 1998, las Sociedades realizaron la totalidad de las inversiones previstas y el ENARGAS aprobó el factor "k" correspondiente a cada una de ellas.

En relación con la segunda revisión quinquenal de tarifas, el ENARGAS anunció que aplicará el método de "revisión global de tarifas" ^("*full rate case*^") a fin de fijar las tarifas para el próximo período de cinco años, en lugar de emplear únicamente el factor de eficiencia "x" y el factor de inversión "k", que el ENARGAS aplicó en el primer ajuste de la revisión de tarifas. El método de "revisión global de tarifas" comprende tasas basadas en alcanzar los niveles de ingresos acordados por las empresas distribuidoras de gas natural y el ENARGAS. Las Sociedades se encuentran actualmente recabando información relativa a los costos de los servicios y las inversiones a fin de presentarla al ENARGAS. El ENARGAS y las Sociedades esperan finalizar a más tardar el 30 de junio de 2002 su análisis de las nuevas tarifas a ser aplicadas a partir del 1° de enero de 2003. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Incertidumbre acerca de las nuevas tarifas para los próximos cinco años*".

Operador

El operador técnico de las Sociedades es Camuzzi Argentina. El operador provee su servicio técnico a cada Sociedad de acuerdo con un Contrato de Asistencia Técnica celebrado con cada una de ellas de ocho años de duración, plazo que puede ser extendido por las partes o renovado en virtud de un contrato similar. De conformidad con los Contratos de Asistencia Técnica que finalizaron en diciembre de 2000, Camuzzi Argentina debe brindar asesoramiento a las Sociedades en las siguientes materias: (i) cumplimiento de las operaciones técnicas y regulatorias normales inherentes a un sistema de distribución de gas natural, incluyendo la reparación o el cambio de todo equipo que no cumpla con dichas operaciones técnicas normales, (ii) análisis de las operaciones y presupuestos y control de la ejecución presupuestaria, (iii) seguridad, dependencia y eficiencia de sus servicios y operaciones, (iv) cumplimiento de las leyes y reglamentaciones aplicables, (v) mantenimiento preventivo y de rutina y (vi) entrenamiento de sus recursos humanos. La experiencia y pericia técnica de Camuzzi Argentina deriva de las actividades de su controlante en materia de distribución de gas natural en Italia. Ver la sección "*Composición accionaria -- Accionistas principales*". Los servicios de Camuzzi fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. Las Sociedades registran dichos honorarios dentro del rubro "Honorarios por servicios" dentro de costos de ventas. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 3,8 millones, $ 4,0 millones y $ 4,1 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 Sur devengó $ 3,5 millones, $ 3,2 millones y $ 2,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina.

Competencia

Además de las Sociedades, existen otras siete empresas habilitadas para distribuir o transportar gas natural en la Argentina. Debido a que a cada distribuidora se le ha asignado un área específica que no se superpone a ninguna otra, no compiten entre sí. Sin embargo, las empresas de suministro y de transporte de gas natural pueden contratar directamente con los usuarios, especialmente los grandes usuarios industriales y clientes comerciales con un consumo de más de 5.000 m³ de gas natural diarios. Ver la sección "*Marco Regulatorio -- Generalidades -- Principales disposiciones de las Licencias*". Además, los consumidores pueden optar bajo ciertas circunstancias por otras fuentes de energía.

Conexiones alternativas ^("*by-pass*"). La legislación argentina permite a los grandes usuarios desviarse de las redes de distribución mediante la construcción de sus propios conductos hasta el ramal principal, y contratar directamente con los productores la provisión de gas natural y con las empresas transportistas el transporte. Los clientes que deseen desconectarse del sistema de distribución han de afrontar diversos costos y obstáculos, incluyendo la construcción y el mantenimiento de las conexiones, la necesidad de asegurarse un suministro suficiente de gas natural, la medición y la necesidad de asegurarse una porción de la limitada capacidad de transporte. Asimismo, los contratos de suministro de gas natural "*take-or-pay*" pueden resultar restrictivos para las necesidades de muchos clientes, especialmente si la demanda no satisface las expectativas.

Los contratos entre las Sociedades con grandes usuarios son suficientemente competitivos como para desalentar a esos clientes de desconectarse de sus sistemas de distribución para hacerlo directamente en los gasoductos de transporte. Sin embargo, no puede afirmarse que alguno de sus grandes clientes no se desconectará del sistema en el futuro. Ver la sección *"Factores de riesgo -- Riesgos respecto de las Sociedades -- Efecto de posibles acuerdos de desvío ("by-pass"); otras fuentes de energía"*.

Otras fuentes de energía. Las ventas a centrales eléctricas registran una importante porción de las ventas de las Sociedades durante los meses más cálidos, cuando se reduce la demanda residencial. Según el marco regulatorio que rige la industria de la electricidad en la Argentina, las centrales eléctricas despachan en orden ascendente del costo marginal inferior, para posibilitar que el sistema nacional eléctrico opere a los costos más bajos posibles. Por lo general, la energía hidroeléctrica tiene el costo marginal más bajo del sistema eléctrico nacional. El gas natural como fuente de generadora de energía eléctrica se ubica en tercer lugar, luego de la energía hidroeléctrica y la energía nuclear. Un aumento en la disponibilidad de energía hidroeléctrica reducirá la energía termoeléctrica y, generará una disminución de las ventas de gas natural a las centrales eléctricas.

Si bien el gas natural es la fuente energética principal para la mayoría de los hogares, establecimientos comerciales y grandes plantas industriales, las Sociedades compiten con empresas que proveen fuentes de energía alternativas. Los combustibles alternativos son principalmente el fuel oil para las industrias y el GLP en tanques y la electricidad para los usuarios residenciales, ya que actualmente constituyen sustitutos del gas natural. Sin embargo, la abundancia de gas natural en la Argentina le confiere una ventaja de costo significativa sobre el fuel oil. Con respecto al GLP en tanques, el gas natural es todavía mucho más barato, lo que significa para los usuarios residenciales una apreciable reducción del gasto en combustible.

Las Sociedades consideran que el gas natural constituye una alternativa atractiva frente a otras fuentes de energía debido a su costo más ventajoso, a la comodidad de su uso y a sus beneficios para el medio ambiente. La administración no prevé que la importancia relativa del gas natural con respecto a las fuentes de energía alternativas pueda variar significativamente en el futuro inmediato. Sin perjuicio de ello, no puede garantizarse que dicha relación no varíe significativamente en el futuro inmediato.

Recursos humanos

Las Sociedades consideran a las relaciones con sus empleados como un aspecto importante del éxito de sus actividades. Al 30 de junio de 2001, las Sociedades tenían un total de 1343 empleados, 929 empleados de Pampeana y 414 empleados de Sur. 189 empleados de Pampeana trabajan para ambas Sociedades, lo que permite dividir los costos de acuerdo con su respectiva cartera de clientes. Al 31 de diciembre de 2000, 1999 y 1998, los empleados de las Sociedades totalizaban 1308 (de los cuales 902 correspondían a Pampeana y 406 a Sur), 1272 (de los cuales 873 correspondían a Pampeana y 399 a Sur) y 1197 (de los cuales 819 correspondían a Pampeana y 378 a Sur), respectivamente.

Desde la privatización las Sociedades han intentado reducir el número de empleados administrativos en relación con el personal operativo. Al 31 de diciembre de 1992, las Sociedades tenían un total de 704 empleados administrativos (398 empleados de Pampeana y 306 empleados de Sur), excluyendo al personal de la sede central, representando un 65,9 % del total de los recursos humanos (69,6 % de Pampeana y 61,7 % de Sur) y el resto dedicado a funciones operativas. Al 30 de junio de 2001, las Sociedades tenían un total de 390 empleados administrativos (246 empleados de Pampeana y 144 empleados de Sur), representando un 33,8 % del total de los recursos humanos (33,3 % de Pampeana y 34,4 % de Sur) y el resto dedicado a funciones operativas.

Alrededor del 70 % de los empleados no administrativos de las Sociedades se encuentran cubiertos por un convenio colectivo de trabajo celebrado con los Sindicatos de Trabajadores de la Industria de Gas Natural, Derivados y Afines, el cual establece las horas de trabajo reglamentarias, los salarios, las horas extras y las condiciones de trabajo en general. Las partes de dicho convenio colectivo acordaron su renegociación tres meses antes de su vencimiento que tuvo lugar el 1° de agosto de 1998. Sin perjuicio de que las partes han mantenido conversaciones respecto de los términos, no se ha llegado a un acuerdo definitivo y las partes han convenido continuar con las operaciones bajo el convenio vencido, permaneciendo aún pendiente su renegociación. Los empleados sujetos al convenio colectivo de trabajo están representados por sindicatos con base en cinco ciudades de las respectivas regiones de las Sociedades. Actualmente, las Sociedades no están implicadas en ninguna disputa de importancia con los sindicatos. Sin embargo, los sindicatos juegan un papel importante en el sector industrial

argentino y no puede garantizarse que no vayan a presentarse esos conflictos en el futuro. En 1993, aproximadamente 20 empleados no administrativos instauraron una demanda ante el entonces Ministerio de Trabajo peticionando el reconocimiento de los derechos contenidos en un convenio colectivo de trabajo anterior celebrado con Gas del Estado, repudiando su adhesión a los convenios posteriores. Las Sociedades negaron oportunamente los cargos y la demanda continúa sin solución, aunque las Sociedades estiman que la demanda no prosperará. Desde el comienzo de las operaciones, las Sociedades no se vieron afectadas por ninguna huelga.

Las leyes nacionales estipulan beneficios adicionales para los empleados de las Sociedades. De conformidad con la legislación aplicable, las Sociedades deben aportar aproximadamente un 33 % del salario de los empleados en concepto de contribuciones sociales. Además, según la "Ley de Reforma del Estado" (Ley N° 23.696, que estableció el programa de privatización en la Argentina), todos los empleados que figuran en las nóminas de sueldos de las Sociedades tienen derecho a bonos de participación en las ganancias, hayan sido o no empleados de Gas del Estado. Tales bonos otorgan a los empleados de las Sociedades el derecho a percibir un porcentaje de los beneficios de cada Sociedad equivalente al 0,5 % del ingreso neto después del pago de impuestos, en cada ejercicio económico. Estos bonos no son acciones (ni representan capital accionario), son intransferibles y caducan al término de la relación laboral, por cualquier razón que sea. Ver la sección "*Composición accionaria -- Programas de propiedad participada*".

Seguros

Las Sociedades mantienen una adecuada cobertura de sus activos esenciales contra riesgos y daños a sus activos operativos principales y de responsabilidad civil, en ambos casos de acuerdo con los montos especificados en las Licencias. Los términos y montos de las pólizas obligatorias están sujetos a revisión y aprobación por parte del ENARGAS. Ver la sección "*Factores de riesgo -- Riesgos respecto de las Sociedades -- Riesgos relacionados con las operaciones de gas natural*". A partir del 31 de marzo de 2001, Pampeana y Sur contrataron pólizas de seguros de $ 57,4 millones y $ 64,9 millones, respectivamente, a fin de cubrir los riesgos operativos. Asimismo, cada una de las Sociedades contrató pólizas de $ 30 millones a fin de cubrir los riesgos derivados de la responsabilidad civil.

Leyes de protección ambiental y seguridad

Las Sociedades están sujetas a la legislación ambiental nacional y provincial, incluyendo nuevas regulaciones sobre residuos peligrosos que prevén diversas sanciones que van desde multas hasta sanciones penales. Si bien las Sociedades estiman, a su leal saber y entender, que cumplen con las leyes y reglamentaciones de protección ambiental que resultan aplicables, existen ciertos riesgos inherentes a sus actividades que podrían generar responsabilidades a las Sociedades. Con el objeto de cumplir con la normativa ambiental y minimizar el impacto económico de un potencial riesgo ambiental, las Sociedades han preparado un Manual de Gestión Ambiental, encontrándose éstas en condiciones de implementar los procedimientos plasmados en dicho Manual y que se pondrán en práctica en el transcurso de 2001, permitiéndoles en el futuro obtener una certificación ISO 14001. La certificación ISO 14001 es un standard internacional que certifica la calidad de los sistemas de administración ambiental.

Una parte de las inversiones de las Sociedades están destinadas a mejorar y expandir la red de distribución de gas natural y garantizar la seguridad del sistema. El incumplimiento por parte de una Sociedad en la realización de inversiones obligatorias puede resultar en la cancelación de su Licencia. El sistema de seguridad, el diseño, el mantenimiento y las operaciones históricamente se regían por las normas técnicas de Gas del Estado, basadas en normas internacionales modernas vigentes en los Estados Unidos y Europa, que siguen actualizándose después de la privatización. Durante el segundo período de cinco años (1998-2002), las operaciones de las Sociedades han sido evaluadas conforme con los indicadores de calidad de servicio desarrollados conjuntamente entre las Sociedades y el ENARGAS. Ver en esta sección "*-- Inversiones*".

Como parte del marco regulatorio aplicable a las operaciones de las Sociedades, las Sociedades han adoptado planes para garantizar la seguridad del cliente, la protección de la propiedad pública y privada, minimizar los daños y reanudar el servicio de distribución tan pronto como sea posible luego de una interrupción debido al acaecimiento de hechos inesperados. Estos planes son probados a lo largo del año mediante simulaciones que permiten el constante mejoramiento de los planes, reduciendo de esta forma los niveles de riesgo relativos a los sistemas. Además, las Sociedades han lanzado campañas en diversos medios a fin de informar al público sobre cuestiones relativas a la seguridad en el uso residencial del gas.

Las Sociedades han instalado, asimismo, sistemas automáticos para monitorear las entregas de gas natural y detectar ciertos problemas específicos de odorización. Las Sociedades consideran, a su leal saber y entender, que cumplen con las normas nacionales que regulan el tratamiento de residuos peligrosos y los estándares de calidad establecidos por el ENARGAS. Las Sociedades también tomaron medidas a fin de mejorar los planes preventivos que detecten y minimicen los daños de potenciales escapes de gas.

Procedimientos administrativos, judiciales e impositivos

Las Sociedades son parte en diversas acciones judiciales y administrativas que se encuentran pendientes de resolución, así como también en ciertos procedimientos ante autoridades impositivas nacionales y provinciales. Si bien la responsabilidad que pudiera resultar de tales acciones o procedimientos no puede predecirse con exactitud, las Sociedades consideran que, a excepción de los casos descriptos a continuación, la mayoría de tales acciones o procedimientos, en caso de que resultaran desfavorables, no tendrían, ni individualmente ni en su conjunto, un efecto adverso significativo sobre cada una de las Sociedades o sobre ambas.

En cuanto a determinadas acciones iniciadas por entidades nacionales o provinciales detalladas más abajo, las Sociedades, en base al asesoramiento recibido de sus asesores externos, el Estudio Steverlynck, Navarro y Asociados (los "Asesores Legales Especiales"), no consideran probable una definición adversa a sus intereses. En caso de resolverse en forma adversa a los intereses de las Sociedades, dichas acciones podrían tener un efecto sustancial adverso sobre una o ambas Sociedades. Ver la sección "*Factores de riesgo — Riesgos respecto de las Sociedades -- Procedimientos administrativos, judiciales e impositivos*".

Los montos descriptos en la presente sección se encuentran expresados a la fecha de efectuado el respectivo reclamo.

Procedimientos administrativos. Las Sociedades han sido objeto de diversos procedimientos administrativos y sanciones del ENARGAS debido al incumplimiento de las obligaciones contenidas en sus respectivas Licencias; dichas sanciones se aplicaron en la forma de apercibimientos, reintegros obligatorios a clientes y multas. La mayoría de esos procedimientos y sanciones derivaron de supuestas irregularidades en la facturación, incumplimiento de las normas técnicas establecidas en las Licencias de las sociedades controladas y, en menor grado, de la interrupción del servicio. Las Sociedades consideran que las razones y el número de procedimientos instaurados en su contra y de las sanciones aplicadas guardan relación con los de otras sociedades distribuidoras de gas natural de la Argentina. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las Sociedades.

Reintegros obligatorios. Además de la facultad de imponer multas, el ENARGAS puede ordenar que las Sociedades efectúen reintegros a los clientes. Estos reintegros generalmente se originan cuando el ENARGAS determina la existencia de un exceso en la facturación, una interrupción en el servicio en firme o deficiencias en la calidad del gas natural entregado. Durante los ejercicios finalizados el 31 de diciembre de 1997 y 1998, las Sociedades registraron un monto de $ 1,15 millón en concepto de reintegros a clientes. Durante los ejercicios finalizados el 31 de diciembre de 1999 y 2000 y los períodos económicos de seis meses finalizados el 30 de junio de 2000 y 2001, las Sociedades reflejan los reintegros descriptos a continuación.

Como consecuencia del incumplimiento por parte de Sur de suministrar gas natural en la ciudad de Comodoro Rivadavia de conformidad con los estándares mínimos de calidad de gas natural prescriptos por su respectiva Licencia (se distribuyó el gas natural tal como fue recibido de los proveedores), en 2000, el ENARGAS ordenó a Sur que reintegre un monto estimado en $ 4,5 millones, en efectivo o en especie, a los clientes afectados. Sur apeló la medida y constituyó una previsión por $ 0,9 millón del monto calculado en 1999. La apelación se encuentra pendiente de resolución ante el Ministerio de Economía, ya que Sur cuestiona el plazo determinado por el ENARGAS durante el cual Sur distribuyó gas natural por debajo de los estándares. Asimismo, el monto previsionado fue reintegrado a los usuarios y a la provincia del Chubut.

En el mes de mayo de 2000, el ENARGAS ordenó a Pampeana que reintegre a los clientes afectados de los municipios de Santa Rosa y General Pico un monto estimado en $ 1,35 millón (excluyendo intereses y multas) como consecuencia del cobro indebido de determinados cargos adicionales incluidos en las tarifas aplicadas entre los meses de febrero de 1996 y febrero de 2000, en el caso de la municipalidad de Santa Rosa, y entre los meses de enero

de 1996 y febrero de 2000 en el caso de la municipalidad de General Pico. La resolución establecía que Pampeana continuó cobrando las mismas tarifas, a pesar de que las municipalidades de Santa Rosa y General Pico habían derogado las tasas sobre la ocupación del subsuelo en febrero de 1996 y enero de 1996, respectivamente. La resolución exige que Pampeana efectúe un reintegro a favor de los clientes afectados de las municipalidades de Santa Rosa y General Pico mediante un crédito único en las tarifas de dichos clientes a partir del 1° marzo de 2000. Pampeana apeló la medida ante el Ministerio de Economía en lo que respecta al período comprendido entre enero de 1998 y febrero de 2000 y decidió reintegrar a los clientes aproximadamente $ 0,8 millón por el período febrero de 1996 a diciembre de 1997, mientras que constituyó una previsión de $ 0,1 millón por el resto del monto calculado.

Si bien el reclamo descripto en el párrafo anterior se encuentra pendiente de resolución, a fin de evitar mayores multas y sanciones, en el mes de mayo de 2000 Pampeana planteó al ENARGAS una metodología de reintegros a favor de sus clientes, por el monto total que supuestamente habría sido facturado en exceso durante el período comprendido entre enero de 1998 y enero de 2000. En virtud de la propuesta, los reintegros comenzaron a efectuarse con el ciclo de facturación de junio de 2001. El monto total del reintegro, $ 1,2 millón, fue imputado por Pampeana como pérdida durante el período económico finalizado el 30 de junio de 2001.

Asimismo, durante el período finalizado el 30 de junio de 2001, el ENARGAS ordenó a Sur que reintegre a los clientes afectados del municipio de Zapala un monto estimado en $ 1,9 millón (incluyendo intereses y multas al mes de abril de 2001) como consecuencia de no haber suministrado gas natural de conformidad con los estándares mínimos de calidad de gas natural establecidos en la Licencia, correspondiendo una devolución de $ 0,6 millón a la provincia del Neuquén y 1,3 millón a los usuarios.

Otros procedimientos: Además de los procedimientos mencionados anteriormente, las Sociedades actualmente se encuentran sujetas a otros procedimientos ante el ENARGAS derivados de violaciones de ciertos aspectos de sus respectivas Licencias. Las Sociedades no pueden anticipar cuál será el resultado de dichos procedimientos, los cuales podrían finalizar en apercibimientos, multas u otras sanciones. Las Sociedades consideran que ninguna de dichas acciones tendría, individualmente o en conjunto, un efecto adverso sobre las mismas.

Procedimientos judiciales. Las Sociedades son parte de litigios originados en el curso normal de sus operaciones, tales como demandas por daños y perjuicios, demandas laborales instauradas por empleados o ex-empleados y demandas contractuales y de otro tipo iniciadas por proveedores u otros terceros. Al 30 de junio de 2001, las Sociedades han constituido previsiones por aproximadamente $ 3,5 millones en relación con las demandas mencionadas. Las Sociedades consideran que dichas acciones, en caso de que fueran resueltas en forma desfavorable, no tendrían, individualmente o en su conjunto, un efecto sustancial adverso sobre la situación patrimonial y el resultado de las operaciones de las mismas. Las Sociedades mantienen una cobertura integral con aseguradoras de primer nivel respecto de las responsabilidades derivadas de dichas demandas. Ver en esta sección "*– Seguros*".

Procedimientos impositivos. Las Sociedades son parte de diferentes procedimientos impositivos con el fisco nacional y algunos fiscos provinciales con jurisdicción en sus respectivas áreas de operación. En opinión de las Sociedades y sus Asesores Legales Especiales e impositivos, los reclamos de las autoridades impositivas no tienen fundamento y no prosperarán y, por lo tanto, consideran que no es probable que exista una resolución adversa. Sin embargo, no puede asegurarse que una resolución desfavorable de alguno de los casos pendientes, o una sentencia provisoria o un pago ordenado por un tribunal, no tendrían, individualmente o en su conjunto, un efecto adverso sobre la situación patrimonial, el resultado de las operaciones o las perspectivas de cualquiera de las Sociedades.

Procedimientos impositivos nacionales. La Administración Federal de Ingresos Públicos (la "AFIP") procedió a determinar de oficio ciertas diferencias en la determinación del impuesto a las ganancias correspondiente a las Sociedades en relación con las redes recibidas a título gratuito antes del 30 de junio de 1995. A la fecha de la notificación, el reclamo ascendía a $ 21,7 millones en el caso de Pampeana (más $ 40,3 millones en concepto de intereses y multas) y a $ 11,1 millones en el caso de Sur (más $ 22,7 millones en concepto de intereses y multas). Las Sociedades apelaron los reclamos ante el Tribunal Fiscal de la Nación. En noviembre de 2000, Pampeana presentó la pericia contable ante el Tribunal Fiscal de la Nación, la cual fue ampliada en el mes de febrero de 2001. Sur presentó la pericia contable en el mes de febrero de 2001 y contestó una objeción a la pericia efectuada en abril de 2001. A la fecha del presente Prospecto, la cuestión se encuentra pendiente de resolución. Las Sociedades entienden que, basadas en la opinión de los Asesores Legales Especiales, no se considera probable

una resolución desfavorable respecto de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las Sociedades.

Con fecha 24 de enero de 2001, la AFIP notificó a Pampeana su determinación de oficio por diferencias en la determinación del impuesto a las ganancias del año 1995. El fisco no acepta la deducción practicada en concepto de deudores incobrables residenciales por entender que la misma no cumple con los índices de incobrabilidad previstos en la normativa fiscal. El monto reclamado asciende a $ 0,8 millón (excluyendo intereses y multas). Pampeana apeló oportunamente la decisión ante el Tribunal Fiscal de la Nación y, a la fecha del presente Prospecto, la cuestión está siendo analizada. Asimismo, Sur presentó un recurso de apelación ante el Tribunal Fiscal de la Nación recurriendo una determinación de oficio que objeta la deducibilidad de deudores incobrables en el año 1995 con iguales argumentos que los presentados por Pampeana. La AFIP reclama $ 0,1 millón en concepto de impuestos (excluyendo intereses y multas). A la fecha del presente Prospecto, la causa se encuentra abierta a prueba, restando la presentación de la prueba pericial. Las Sociedades consideran que los reclamos carecen de fundamentos y, por lo tanto, no se considera probable una resolución desfavorable.

Procedimientos impositivos provinciales. Las Sociedades son parte de diferentes procedimientos impositivos con las provincias en sus respectivas áreas de operación en relación con la determinación del impuesto a los ingresos brutos y el impuesto de sellos. Las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de cualquier impuesto de sellos o impuesto a los ingresos brutos pagado por las Sociedades. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Impuesto a los ingresos brutos. En materia de impuesto a los ingresos brutos, algunas provincias han pretendido gravar con dicho impuesto la totalidad de las ventas brutas, si bien sólo una parte de dicho monto representa el traslado de los costos de suministro y transporte de gas natural. Adicionalmente, Sur ha recibido ciertos reclamos de algunas provincias en las que desarrolla sus actividades, por los cuales se le exige el pago del impuesto a los ingresos brutos sobre los subsidios que otorga el Gobierno al consumo de gas natural en las provincias patagónicas.

Las Sociedades han concluido el pago de las cuotas correspondientes al régimen de consolidación de deudas, a los efectos de regularizar el pago del impuesto sobre los ingresos brutos de la provincia de Buenos Aires correspondiente a los períodos diciembre de 1995 a junio de 1996. Debido a que el reclamo se basaba en un cambio de criterio en las normas tributarias de la provincia de Buenos Aires, el ENARGAS autorizó a las Sociedades el traslado a las tarifas del mayor impuesto. El crédito pendiente a recuperar de los usuarios al 30 de junio de 2001 asciende a $ 19,7 millones y $ 0,08 millón para Pampeana y Sur, respectivamente. El 8 de octubre de 1999, el ENARGAS comunicó a Pampeana que debía efectuarse un nuevo cálculo del crédito a trasladar, reduciendo en aproximadamente $ 2,5 millones el monto original a trasladar a las tarifas. Pampeana interpuso un recurso de reconsideración y de alzada en subsidio. Con fecha 18 de abril de 2000, el ENARGAS rechazó el recurso de reconsideración interpuesto por Pampeana y remitió al Ministerio de Economía el recurso de alzada presentado. El reclamo se encuentra pendiente de resolución. En la opinión de la Sociedad, la situación mencionada no originará pérdidas futuras que afecten los estados contables.

Otras provincias han pretendido gravar con dicho impuesto los subsidios que Sur recibe del Gobierno. Sur ha contestado los reclamos administrativos iniciados por la Dirección General de Rentas de la provincia de Río Negro, relacionados con el impuesto a los ingresos brutos aplicable a subsidios y a la diferencia en la determinación de la base imponible correspondiente al período enero de 1993 a febrero de 1996, por un monto de $ 2,1 millones (más intereses y multas). Sur apeló oportunamente el reclamo. El tribunal de primera instancia se pronunció en favor de la Dirección General de Rentas de la provincia de Río Negro y trabó un embargo de $ 4,5 millones, en concepto de impuestos, intereses y costas. Sur apeló sin éxito la decisión ante el Supremo Tribunal de Justicia de la provincia y ante la Corte Suprema de Justicia de la Nación. Asimismo, Sur contestó reclamos impositivos provinciales por un total de $ 1,6 millón (más multas de aproximadamente $ 1,9 millón) correspondientes a los períodos marzo a junio de 1996, julio a agosto de 1996 y septiembre de 1996 a diciembre de 1997. Sur apeló oportunamente dichos reclamos.

Por otro lado, la Dirección General de Rentas de la provincia de Río Negro promovió un juicio de apremio por un monto total de $ 9,4 millones, correspondiente al período marzo de 1996 a diciembre de 1997 (incluyendo intereses, multas, costas y una multa correspondiente al período enero de 1993 a febrero de 1996), de los cuales $ 1,6 millón corresponde al impuesto a los ingresos brutos por subsidios y a diferencias en la base imponible. El resto del monto reclamado ($ 7,8 millones) corresponde a intereses, multas y costas del juicio. El juzgado de primera instancia interviniente rechazó las excepciones presentadas por Sur y ordenó el pago de $ 8,1 millones y $ 2,0 millones correspondientes a otros gastos. Sur interpuso un recurso de apelación ante el Supremo Tribunal de Justicia de la provincia. El reclamo se encuentra pendiente de resolución.

Adicionalmente, la Dirección General de Rentas de la provincia de Río Negro corrió vista a Sur de las actuaciones administrativas relativas al impuesto a los ingresos brutos por subsidios. El reclamo asciende a $ 0,8 millón (sin incluir intereses y multas por $ 0,6 millón) y corresponde al período enero de 1998 a diciembre de 1999. Sur interpuso un recurso de reconsideración, el cual fue rechazado. Con fecha 5 de febrero de 2001, Sur interpuso un recurso administrativo de apelación, el cual se encuentra pendiente de resolución.

Sur también fue notificada respecto de un reclamo de la provincia de Tierra del Fuego por un monto de $ 0,6 millón (más intereses por $ 0,3 millón y multas por aproximadamente $ 0,5 millón) en relación con el pago del impuesto a los ingresos brutos por los subsidios que recibe del Gobierno. Este monto se basa en una diferencia respecto de la interpretación de las normas aplicables para el cálculo del impuesto. Sur considera que su interpretación es la más razonable; sin embargo, como consecuencia de las negociaciones mantenidas en febrero de 1999, ha decidido finalizar este procedimiento mediante el pago de un monto de aproximadamente $ 0,9 millón a las autoridades impositivas provinciales. Como consecuencia del pago, Sur practicó el pedido de repetición correspondiente y considera que recibirá el reintegro requerido, aunque no pueden otorgarse garantías al respecto. Ante la sentencia desfavorable del tribunal único de Tierra del Fuego, Sur interpuso recurso extraordinario a fin de que el caso sea analizado por la Corte Suprema de Justicia de la Nación. A la fecha, el reclamo continua pendiente de resolución.

En opinión de los Asesores Legales Especiales, los reclamos de las autoridades impositivas descriptos en presente párrafo no tienen fundamento, dado que el subsidio otorgado por el Estado Nacional no está alcanzado por los impuestos provinciales. Sin embargo, atento a que resulta aplicable el trámite ordinario en la sustanciación judicial de las pretensiones de las autoridades impositivas y a que, dada la naturaleza de las cuestiones bajo análisis, se espera un pronunciamiento por parte de la Corte Suprema de Justicia de la Nación, Sur considera que los plazos hasta la resolución final de dichas cuestiones serán extensos. Mientras dichos procedimientos se sustancian y a efectos de evitar mayores perjuicios, Sur ha decidido proceder al pago de los impuestos reclamados por las distintas jurisdicciones provinciales, haciendo expresa reserva de su derecho a seguir discutiendo la cuestión de fondo. En abril de 2001, Sur se acogió a la moratoria de la provincia de Río Negro y pagó $ 1,8 millón en concepto de impuestos (más $ 0,4 millón en concepto de intereses y $ 0,9 millón en concepto de honorarios y costas judiciales) correspondientes al período marzo de 1996 a diciembre de 1998, reduciendo así parcialmente los intereses y totalmente las multas. Asimismo, Sur abonó $ 3,7 millones en concepto de impuestos correspondientes al período abril de 1993 a marzo de 2001 y se acogió a la moratoria de la provincia del Chubut, que implica la condonación total de los intereses y multas correspondientes al reclamo por el impuesto a los ingresos brutos por subsidios. A su vez, Sur pagó $ 1,7 millón en concepto de impuestos correspondientes al período enero de 1993 a junio de 1998 y se acogió a la moratoria de la provincia del Neuquén, que implica una reducción del 15 % del impuesto a los ingresos brutos por subsidios adeudado y la condonación total de intereses y multas. También se abonaron $ 1,7 millón en concepto de impuesto a los ingresos brutos por subsidios correspondiente al período octubre 1993 a junio 1998 y se acogió a la moratoria de la provincia de Santa Cruz, lo que implicó una reducción parcial de los intereses. Además, Sur pagó bajo protesto $ 0,7 millón en concepto de impuestos e intereses reclamados por las autoridades impositivas de la provincia del Neuquén correspondientes al período julio de 1998 a marzo de 2001 y $ 0,8 millón en concepto de impuestos reclamados por la provincia de Santa Cruz correspondientes al período julio de 1998 a marzo de 2001 y $ 0,7 millón en concepto de impuesto reclamado por la Provincia de Chubut correspondiente al período junio de 2000 a marzo de 2001. Sur estima negociar y cancelar otros pagos adeudados a las provincias de Río Negro y Tierra del Fuego durante el año 2001.

Impuesto de sellos. Algunos fiscos provinciales pretenden gravar con el impuesto a los sellos las ofertas irrevocables de compraventa y transporte de gas natural. Sur, Pampeana y otras empresas dedicadas a la industria del petróleo y del gas natural consideran que dichos instrumentos no se encuentran alcanzados por dicho impuesto. El 27 de abril de 1998, Sur recibió una notificación de un reclamo por aproximadamente $ 5,2 millones (sin incluir

intereses y multas), que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre ciertas ofertas irrevocables de compraventa de gas natural de las cuales las Sociedades son parte. Sur apeló en tiempo y forma dicho reclamo. Las Sociedades, junto con otras distribuidoras de gas, negocian actualmente con las autoridades nacionales, provinciales y regulatorias a fin de que se declare que dicho impuesto no es aplicable o que puede ser trasladado a las tarifas. En enero de 1999, el ENARGAS emitió una resolución mediante la cual declara la inconstitucionalidad de la aplicación del impuesto de sellos provincial a los distribuidores de gas natural y ordena la revisión de la cuestión por parte del entonces Ministerio de Obras y Servicios Públicos de la Nación. A la fecha del presente Prospecto, dicho ministerio no se ha pronunciado al respecto. Al 30 de junio de 2001, Pampeana y Sur tienen constituidas previsiones por aproximadamente $ 1,5 millón y $ 0,6 millón, respectivamente, en relación con el reclamo mencionado. Asimismo, Sur recibió una notificación por parte de la provincia del Neuquén mediante la cual se le reclama aproximadamente $ 0,9 millón (incluyendo aproximadamente $ 0,2 millón en concepto de impuestos, $ 0,2 millón en concepto de intereses y $ 0,5 millón en concepto de multas, a agosto de 1997), que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén sobre la transferencia de activos de Gas del Estado, el cual fue apelado oportunamente por Sur. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 3 de abril de 2001, la provincia del Neuquén notificó a las Sociedades acerca de un reclamo de $ 3,0 millones (sin incluir intereses y multas) y $ 0,4 millón (sin incluir intereses y multas), respecto de Pampeana y Sur, respectivamente, derivado de los contratos de transporte de gas natural suscriptos con TGS antes de la fecha de toma de posesión y cuando Gas del Estado era el único accionista de las Sociedades. Las Sociedades consideran que, de acuerdo con los términos de los Documentos de la Privatización, dicho impuesto sería asumido por Gas del Estado y, por lo tanto, han apelado oportunamente el reclamo. Las Sociedades no consideran probable una resolución desfavorable respecto del presente reclamo.

Con fecha 22 de marzo de 2001, la provincia del Neuquén notificó a Pampeana acerca de un reclamo por impuesto de sellos sobre ofertas irrevocables de transporte de gas natural suscriptas con TGN por $ 0,6 millón y $ 1,8 millón en concepto de multas, que representa el 50 % del impuesto de sellos gravado por la provincia del Neuquén. Pampeana interpuso un recurso de reconsideración y el reclamo continúa pendiente de resolución. En opinión de la Sociedad y de los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si bien ninguna de las Sociedades recibió una notificación por parte de la provincia de Río Negro acerca del reclamo del impuesto correspondiente a las ofertas de transporte de gas natural suscriptas con TGS, en caso de que la contraparte se viera obligada a cancelar el monto reclamado, Pampeana y Sur estarían expuestas a una responsabilidad del 50 % del reclamo, importe que ascendería a $ 5,0 millones (más multas de aproximadamente $ 10,1 millones, sin incluir intereses) en el caso de Pampeana y $ 2,6 millones (más multas de aproximadamente $ 5,2 millones, sin incluir intereses) en el caso de Sur. En opinión de la Sociedad y de los Asesores Legales Especiales no se considera probable una resolución desfavorable respecto del mencionado reclamo. Por otra parte, con fecha 9 de febrero de 2001 Sur presentó un recurso administrativo de apelación ante el rechazo del recurso de reconsideración interpuesto en relación a un reclamo de la provincia de Río Negro relativo a las ofertas irrevocables de compraventa de gas natural a clientes, cuyo monto asciende a $ 0,2 millón en concepto de impuesto y $ 0,4 millón en concepto de intereses y multas. A la fecha, Sur no ha recibido respuesta a los recursos interpuestos. Sur y sus Asesores Legales Especiales no consideran probable una resolución desfavorable respecto del mencionado reclamo.

Asimismo, la provincia de Santa Cruz estableció que ciertas ofertas de compraventa de gas natural se encuentran sujetas al impuesto de sellos. Con fecha 29 de diciembre de 1999, cada una de las Sociedades recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 0,7 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 3,8 millones en el caso de Sur (sin incluir intereses y multas), cada uno de los cuales representa el 50 % del impuesto de sellos. Cada una de las Sociedades ha presentado en tiempo y forma la apelación correspondiente. Asimismo, TGS recibió una notificación por parte de la provincia de Santa Cruz respecto de un reclamo de aproximadamente $ 1,1 millón en el caso de Pampeana (sin incluir intereses y multas) y de aproximadamente $ 0,9 millón en el caso de Sur (sin incluir intereses y multas) respecto del impuesto de sellos correspondiente a ofertas de transporte de gas natural. Si bien ninguna de las Sociedades recibió una notificación de la provincia de Santa Cruz, Pampeana y Sur estarían expuestas a una

responsabilidad del 50 % del reclamo, en el caso de una resolución favorable para la provincia. TGS recibió una notificación de un reclamo similar relacionado con Pampeana y Sur. Si TGS se viera obligada a abonar el importe reclamado, podría repetir contra Pampeana y Sur $ 0,6 millón en concepto de impuestos, sin incluir intereses a la fecha del efectivo pago. En opinión de la Sociedad y de los Asesores Legales Especiales, no se considera probable una resolución desfavorable respecto del mencionado reclamo.

Si cualquiera de estos reclamos por impuesto de sellos fuera exitoso, todo pasivo incurrido en relación con los contratos de compraventa y transporte de gas natural será soportado en partes iguales por las Sociedades y cada comprador, vendedor de gas natural o transportista, respectivamente.

Si bien pueden existir sentencias adversas contra las Sociedades en las instancias inferiores, los Asesores Legales Especiales estiman que la Corte Suprema de Justicia de la Nación debería resolver en forma favorable a los intereses de las Sociedades.

Procedimientos impositivos municipales. La facultad de los municipios de gravar las servidumbres de paso de una empresa distribuidora está prohibida por las respectivas Licencias de las Sociedades y las reglamentaciones nacionales. Sin embargo, ciertos gobiernos municipales de las áreas de operación de ambas Sociedades han reclamado tasas sobre la ocupación del subsuelo, las cuales, al 30 de junio de 2001, totalizaban aproximadamente $ 16,0 millones en forma combinada. Pampeana ha recibido intimaciones de pago de tasas por ocupación del subsuelo por parte de las municipalidades de La Plata, Coronel Dorrego y General Pueyrredón (pertenecientes a la provincia de Buenos Aires) por un monto total de aproximadamente $ 11,0 millones (sin incluir intereses y multas). Sur también ha recibido intimaciones de pago de tasas por ocupación de espacio público por parte de las municipalidades de Viedma y Villa Regina (pertenecientes a la provincia de Río Negro), de Comodoro Rivadavia (provincia del Chubut) y de Neuquén, Zapala y Cutralcó (pertenecientes a la provincia del Neuquén) por un monto total de $ 4,9 millones (sin incluir intereses y multas). En caso de que cualquiera de los reclamos mencionados fuera resuelto favorablemente, las Sociedades consideran que el ENARGAS aprobará el traslado a tarifas de la tasa sobre la ocupación del subsuelo una vez que se hayan resuelto los procedimientos judiciales. Sin embargo, no puede asegurarse que el ENARGAS autorizará el traslado automático y total de cualquier monto pagado por las Sociedades, incluyendo intereses o multas relacionados con el mismo.

Previsiones. Al 30 de junio de 2001, las Sociedades tienen constituidas previsiones por aproximadamente $ 7,6 millones en relación con los reclamos administrativos, laborales, judiciales e impositivos mencionados.

LA INDUSTRIA ARGENTINA DEL GAS NATURAL

La información con respecto a la industria del gas natural en la Argentina consignada a continuación ha sido preparada en base a material obtenido de diversas fuentes públicas tales como Gas del Estado, el Gobierno, leyes, decretos y reglamentaciones y otras fuentes identificadas más adelante. Los datos contenidos no han sido verificados en forma independiente por las Sociedades, el Organizador, los Colocadores o Agentes, ni ninguno de sus respectivos asesores en relación con la oferta y venta de las Obligaciones Negociables.

Antecedentes históricos

La industria del gas natural se inició en la Argentina en 1824 con el empleo de gas natural manufacturado para iluminación. En 1933, la empresa petrolera de propiedad estatal predecesora de YPF, Yacimientos Petrolíferos Fiscales S.E., comenzó la distribución de gas natural en áreas cercanas a sus pozos y comunidades adyacentes. En 1944, el Gobierno nacionalizó los bienes de la "Compañía Primitiva de Gas de Buenos Aires Ltda.", y al año siguiente constituyó la empresa que luego se convertiría en Gas del Estado, la empresa estatal de transporte y distribución de gas natural. Con anterioridad a la privatización, Gas del Estado controlaba y operaba virtualmente la totalidad de los sistemas de distribución y transporte de gas natural en la Argentina.

Desregulación y privatización de la industria

Generalidades. Desde 1946 hasta diciembre de 1992, el transporte y la distribución del gas natural estaban monopolizados por la empresa estatal Gas del Estado, y sus predecesoras. Sin embargo, a partir de la década del 60' la industria argentina del petróleo y gas natural ha sido desregulada por etapas de conformidad con varios programas y planes destinados a su reestructuración. El 28 de diciembre de 1992, la actividad de transporte y distribución de gas natural siguió el camino de la desregulación y fue privatizada a través de la venta de activos que anteriormente pertenecían a Gas del Estado.

Privatización de Gas del Estado. En junio de 1992 se promulgó la Ley de Gas Natural, que dispuso la privatización de Gas del Estado y la desregulación del precio del gas natural. La Ley de Gas Natural determinó la venta de los activos de Gas del Estado a empresas del sector privado, el otorgamiento de licencias de operación, la implementación de un marco regulatorio para la industria y el establecimiento del ENARGAS como supervisor del transporte y distribución de gas natural y de algunos aspectos relativos al suministro de gas natural. Al privatizarse Gas del Estado, las cinco principales líneas troncales del sistema de transmisión de gas natural fueron divididas en dos sistemas según una amplia base geográfica (sistemas de gasoductos troncales norte y sur), de manera tal que ambos sistemas tuvieran acceso a las fuentes de gas natural y a los más importantes centros de demanda en Buenos Aires y sus alrededores. Estos sistemas fueron transferidos a dos nuevas empresas transportadoras. El sistema de distribución de Gas del Estado se dividió entre nueve empresas de distribución regional, entre las cuales se encuentran dos empresas distribuidoras que operan en el área del Gran Buenos Aires. Se vendieron las acciones de cada una de las empresas de transporte y distribución a consorcios de inversores privados.

Los paquetes mayoritarios (que oscilaban del 60 % al 90 %) y las licencias para operar cada una de las empresas de gas natural fueron ofrecidas, mediante licitaciones, a consorcios calificados. El Gobierno retuvo una participación minoritaria en algunas de las empresas y otra porción minoritaria fue reservada para los empleados. Las transacciones se cerraron el 28 de diciembre de 1992, fecha en que tomaron posesión los nuevos propietarios. El requisito de calificación de cada consorcio se basó en sus méritos técnicos, incluyéndose la experiencia previa en la operación de instalaciones de transporte o distribución de gas natural. Cada consorcio adjudicatario debió incluir obligadamente a un operador extranjero, ya que hasta su privatización, Gas del Estado se había constituido en el único operador de instalaciones de transporte y distribución de gas natural en la Argentina. Además, en virtud de las Licencias se exige a cada operador técnico de una empresa transportadora o distribuidora que conserve durante un período de por lo menos ocho años una participación mínima en la sociedad controlante (del 10 % el caso de las empresas de transporte y del 15 % en el caso de las empresas distribuidoras).

Sodigas Pampeana adquirió su participación accionaria del 70 % en Pampeana a través de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Pampeana, Pampeana, Gas del Estado y los accionistas de Sodigas Pampeana (el "Contrato de Transferencia de Pampeana"). El monto total pagado por Sodigas Pampeana por dichas acciones bajo el Contrato de Transferencia de Pampeana

fue $ 235,4 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Pampeana asumió una deuda de $ 54,8 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Sodigas Sur adquirió su participación accionaria del 90 % en Sur por medio de un contrato de transferencia de acciones de fecha 28 de diciembre de 1992 celebrado entre el Gobierno, Sodigas Sur, Sur, Gas del Estado y los accionistas de Sodigas Sur (el "Contrato de Transferencia de Sur", junto con el Contrato de Transferencia de Pampeana, los "Contratos de Transferencia"). El monto total pagado por Sodigas Sur por dichas acciones bajo el Contrato de Transferencia de Sur fue U$S 148 millones, incluyendo la toma de ciertos pasivos durante el primer trimestre de 1993. Sur asumió una deuda de $ 16,5 millones de Gas del Estado y otras sumas debidas al tesoro nacional, YPF y organismos de seguridad social relacionadas con la transferencia. Las Licencias otorgadas a las Sociedades tienen un término inicial de 35 años y pueden ser prorrogadas por un período adicional de 10 años si las Sociedades han cumplido con sus obligaciones emergentes de sus respectivas Licencias.

El cuadro siguiente muestra el precio de compra (excluyendo las obligaciones asumidas al momento de la privatización), el porcentaje accionario adquirido, el operador y el país de constitución del operador para cada una de las empresas de transporte y distribución de gas natural.

Empresas	Precio de adquisición (millones de U$S)	Porcentaje de capital adquirido por el Consorcio	Operador	País de constitución del Operador
Empresas de Transporte:				
Transportadora de Gas del Sur S.A.	561,2	70,0 %	Enron Corporation	EE.UU.
Transportadora de Gas del Norte S.A.	248,2	70,0	Nova Gas International S.A.	Canadá
Empresas de Distribución:				
Distribuidora de Gas Metropolitana S.A.	362,0	70,0	British Gas	G.B.
Distribuidora de Gas Buenos Aires Norte S.A. .	188,6	70,0	Gas Natural	España
Camuzzi Gas Pampeana S.A.	235,4	70,0	Camuzzi(1)	Italia
Camuzzi Gas del Sur S.A.	148,0	90,0	Camuzzi(1)	Italia
Distribuidora de Gas del Centro S.A.	145,0	90,0	Italgas	Italia
Distribuidora de Gas Cuyana S.A.	122,0	60,0	Italgas	Italia
Distribuidora de Gas del Litoral S.A.	116,6	90,0	Tractebel	Bélgica
Distribuidora de Gas Noroeste S.A.	84,3	90,0	Gasco Cía.de Consumidores de Gas de Santiago	Chile
Total	2.211,3			

Nota:
(1) Operando a través de Camuzzi Argentina.

La desregulación en el sector gasífero se completó el 12 de junio de 1994, según lo dispuesto por la Ley de Gas Natural y por el Decreto N° 1.186/93. Desde el 1° de enero de 1994, el precio del gas natural vendido en el punto de ingreso al sistema de transporte ha sido desregulado y, desde entonces, el precio del gas natural que compran las Sociedades, determinado por las variables de libre mercado, se ha incrementado. Al establecer los precios del gas natural vendido en el punto de ingreso al sistema de transporte, los productores negocian los precios directamente con las empresas distribuidoras y los consumidores industriales, tales como empresas de servicios públicos y algunas industrias. Si bien el mercado de gas natural es nominalmente un "libre mercado", el ENARGAS continua supervisando los mercados de consumo de gas natural y las tarifas cobradas a los consumidores. Ver la sección "*Actividades – Tarifas*".

Al desregular la industria, los legisladores intentaron evitar la monopolización de los servicios. De esta manera, la Ley de Gas Natural divide al mercado del gas natural en los segmentos de exploración y producción, transporte y distribución y establece limitaciones a la posibilidad de que una misma empresa participe en más de uno de esos segmentos. En ese sentido, las empresas transportadoras tienen prohibida la participación en otros aspectos de la industria del gas natural, no pueden controlar una empresa distribuidora, ni tampoco comprar o vender gas natural, (excepto para consumo propio o para asegurar la eficiencia del sistema). Del mismo modo, las empresas

productoras y distribuidoras y los consumidores que compran el gas natural directamente a los productores tienen prohibido controlar una empresa transportadora de gas natural.

Estructura actual de la industria

Producción y provisión de gas natural. Aproximadamente 20 empresas llevan a cabo la mayoría de las actividades de producción y exploración gasífera en la Argentina. En 1992, el sector privado representó alrededor del 15 % de la producción de gas natural (excluyendo a YPF). Luego de la desregulación y de importantes ventas de reservas de YPF, la explotación de reservas de gas natural en la Argentina se ha diversificado entre otros productores. Sin embargo, durante 2000 y el primer semestre de 2001, YPF continuó siendo el mayor productor de gas natural de la Argentina, representando aproximadamente el 37 % de la producción nacional de gas natural. Los productores de gas natural más importantes, después de YPF, son Total Austral S.A., Pérez Companc, Pluspetrol S.A., Pan American Energy S.A., Tecpetrol S.A., C.A.P.S.A. y Petrolera San Jorge S.A. La legislación vigente autoriza al Gobierno a imponer por decreto limitaciones a la exportación de gas natural cuando el consumo interno no resulta satisfecho por fuentes propias. Asimismo, se requiere la expresa autorización del Gobierno para proceder a la exportación de gas natural. Actualmente, la Argentina exporta gas natural a Chile. Se estima que los proveedores de gas natural comenzarán a exportar gas natural a Uruguay y Brasil.

La Argentina posee una abundante reserva de gas natural en tres cuencas o áreas productivas principales: Noroeste (noroeste), Neuquina (oeste) y Austral (sur) que contienen aproximadamente el 95,4 % de las reservas comprobadas de gas natural del país y en la actualidad comprenden el 94 % de la producción de gas natural del país. En algunas cuencas, la disponibilidad de gas natural se encuentra limitada por las restricciones de producción, transporte y procesamiento. En 2000, el país disponía de abastecimiento de gas natural para unos 17 años, con sus reservas comprobadas.

El cuadro siguiente muestra la ubicación de las principales cuencas productoras de gas natural por provincia, las reservas comprobadas en cada una de ellas al 31 de diciembre de 2000 (y un porcentaje del total de las reservas comprobadas), la producción en 2000 (y el porcentaje del total de la producción de 2000) y la vida de cada reserva por cuenca.

Cuenca	Ubicación por provincia	Reservas comprobadas[1] de gas natural	% Reservas de gas natural comprobadas	Producción de 2000	% Producción total de 2000	Vida de la Reserva
		(en millones de m³)		*(en miles de m³)*		*(años)*
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza	399.128	51,3 %	25.839.732	57,6 %	16
Austral	Tierra del Fuego, Santa Cruz y costa afuera	185.180	23,8	9.040.632	20,1	21
Golfo San Jorge . .	Chubut, Santa Cruz	39.043	5,0	2.816.643	6,3	14
Cuyana	Mendoza	733	0,1	76.710	0,2	10
Noroeste	Salta, Jujuy, Formosa	153.525	19,7	7.096.635	15,8	22
Total		777.609	100,0	44.870.352	100,0	17[2]

Notas:

(1) Estimadas al 31 diciembre de 2000. Existe incertidumbre en cuanto a la estimación de las cantidades de reservas comprobadas y a la proyección de tasas futuras de producción. La información sobre reservas que aparece en el presente Prospecto es sólo estimativa. La ingeniería de reservas es un proceso subjetivo de estimación de las acumulaciones subterráneas de petróleo crudo y gas natural que no puede medirse con exactitud, y la precisión de la estimación de las reservas está en función de la calidad de la información disponible y de la opinión e interpretación de geólogos e ingenieros. Los resultados obtenidos de la excavación, examen y producción después de la fecha de estimación requieren de una revisión de las reservas estimadas. En consecuencia, las estimaciones de reservas pueden ser sustancialmente distintas a la cantidad de gas natural que se recuperará últimamente.

(2) Las estimaciones respecto de la vida de las reservas se encuentran basadas en información correspondiente a 2000, la cual debido a la incertidumbre sobre ciertos factores, podrían no reflejar con precisión la vida restante de las reservas.

Fuente: Secretaría de Energía, Instituto Argentino del Petróleo.

Cuenca Neuquina. Es la cuenca de gas natural más grande de la Argentina con una superficie de explotación de más de 100.000 km². Está ubicada en la zona centro-oeste del país, y es la más cercana al mercado principal de Buenos Aires. En 2000, produjo un promedio de aproximadamente 70,9 MMm³ de gas natural por día.

Cuencas Austral y Golfo San Jorge. En 2000, las cuencas Austral y Golfo San Jorge situadas en el extremo sur de la Argentina produjeron un promedio de aproximadamente 35,5 MMm³ de gas natural por día. La cuenca Austral incluye yacimientos de exploración ubicados en el mar. La cuenca Golfo San Jorge es principalmente productora de petróleo.

Cuenca Cuyana. La cuenca Cuyana, una cuenca principalmente productora de petróleo en la región centronorte de la Argentina, produjo aproximadamente 0,2 MMm³ diarios de gas natural en 2000.

Cuenca Noroeste. En 2000, la cuenca Noroeste, ubicada en el noroeste argentino, produjo un promedio de 19,4 MMm³ de gas natural por día.

Consumo y demanda de gas natural. Durante la última década, el uso del gas natural se ha incrementado con respecto al petróleo debido a políticas de sustitución energética fruto de una abundante provisión de gas natural, de la inferioridad del precio relativo del gas natural y de cuestiones de protección del medio ambiente. Entre 1980 y 2000, el consumo de gas natural aumentó de aproximadamente 9.300 MMm³ a 30.000 MMm³ por año. En 1980, el gas natural representó casi un 23 % del consumo nacional de energía total y se incrementó a un 46 % en 1998. Esto, en parte, se debe a la abundancia de gas natural en la Argentina, con reservas comprobadas de 777.609 Mm³ aproximadamente al 31 de diciembre de 2000, lo que equivale a una relación entre reservas comprobadas y producción de aproximadamente 17 años. De conformidad con el Instituto Argentino del Petróleo, la mayoría de la demanda de energía creciente en el país será satisfecha con gas natural. El consumo de gas natural en la Argentina en comparación con el de otros combustibles es significativamente mayor al de otros países. A pesar de la penetración en el mercado de gas natural relativamente alta de la Argentina comparada con otros países, las Sociedades consideran que existen oportunidades adicionales en el mercado. Ver la sección "*Actividades – Estrategia*".

Año	Residencial	Comerciales, Industriales y otros	Centrales de energía	Transporte	Total
			(MMm³/por año)		
1985	3.464	6.805	3.362	3	13.633
1986	3.616	7.471	3.404	20	14.511
1987	3.818	7.794	3.203	40	14.854
1988	4.203	8.558	4.950	88	17.799
1989	3.829	8.281	6.746	139	18.994
1990	4.347	7.896	5.318	218	17.779
1991	4.741	7.491	5.749	382	18.363
1992	4.857	8.026	5.622	564	19.068
1993	5.613	8.247	9.408(1)	1.705(1)	24.973
1994(2)	5.650	10.985	5.217	306	22.158
1995	5.800	11.294	5.902	306(4)	23.302
1996	5.800	11.594	8.601(3)	306(4)	26.301
1997(1)	5.803	11.121	8.595	1.379(3)	26.898
1998	5.879	11.396	5.715	1.283	24.273
1999	6.576	11.308	7.012	1.099	25.995
2000	6.960	11.382	7.141	1.482	26.965

Notas:
(1) Publicado por el ENARGAS.
(2) De acuerdo al anuario 1994 del ENARGAS.
(3) Incluye 1.800 MMm³ de bocas de pozo no incluidas en años anteriores.
(4) Estimado.
(5) Calcularon sobre una base RTP.
Fuentes: Anuario 1991 de Gas del Estado (1985 a 1991).
Secretaría de Energía (1992-1993).
ENARGAS y datos operativos de las Sociedades (1995-2000).

Transporte de gas natural. Las empresas distribuidoras de gas natural deberán acordar el transporte del gas natural adquirido desde el área de producción hasta el área de distribución con las dos empresas transportadoras recientemente privatizadas, TGS o TGN, dos empresas de transporte de gas natural que fueron creadas con motivo de la privatización de Gas del Estado. Las empresas de transporte están reguladas por el ENARGAS y deben

proporcionar el servicio de transporte a los clientes de acuerdo con los términos de sus respectivas licencias, la Ley de Gas Natural y otras reglamentaciones. Ya que se les prohíbe a las empresas transportadoras comprar gas natural para su reventa, las empresas distribuidoras lo compran directamente a los productores para la reventa a los clientes. Como casi todo el gas natural que se produce es trasladado por medio de gasoductos, la proximidad de las reservas de gas natural con respecto al sistema de gasoductos existente es una consideración de relevancia para determinar la viabilidad comercial de nuevas reservas.

Existen cinco gasoductos principales que conectan las regiones productoras de gas natural con las zonas de distribución: los gasoductos Centro-Oeste, Neuba I y Neuba II conectan la cuenca Neuquina, el gasoducto Norte conecta la cuenca Noroeste y el gasoducto San Martín conecta la cuenca Austral y la cuenca del Golfo de San Jorge. Además, TGN tiene acceso a las reservas de gas natural bolivianas. Durante 2000, de acuerdo con las cifras del ENARGAS, TGN y TGS transportaron aproximadamente 40 % y 60 %, respectivamente, del total de gas natural transportado para empresas distribuidoras de gas natural del país. En épocas de demanda pico, ésta puede exceder la capacidad de transporte existente de los gasoductos, especialmente en lo que respecta a los grandes usuarios industriales. Durante los meses invernales, cuando la sostenida demanda diaria excede la cantidad de gas natural que circula por los gasoductos, se puede limitar o interrumpir el servicio a los clientes que han firmado un contrato por servicio de carácter interrumpible. Ver la sección "*Marco Regulatorio*".

La red principal de gasoductos de la Argentina comprende aproximadamente 11.826 km. de conductos de transporte que pertenecen y son operados por TGN y TGS. La capacidad aproximada actual es de aproximadamente 45,8 MMm^3 diarios para TGN y 60,15 MMm^3 diarios para TGS. En base a los volúmenes totales licitados para la venta por parte de las empresas transportadoras, desde diciembre de 1993, la capacidad de expansión de estos gasoductos ha aumentado aproximadamente 21 MMm^3 por día para TGN y 13,65 MMm^3 por día para TGS. Las redes de gasoductos que conectan la red de transporte a los consumidores pertenecen a las nueve empresas distribuidoras que las operan.

Con el objeto de permitir a las empresas distribuidoras cumplir con la prestación del servicio en firme a su núcleo de clientes, al momento de la privatización de Gas del Estado toda la capacidad en firme del sistema de gasoductos fue asignada a las nueve empresas distribuidoras sobre la base de sus respectivas necesidades anticipadas. Se celebraron contratos a diez años para preservar el derecho de las empresas distribuidoras a la capacidad en firme existente que se les adjudicó originariamente.

En los contratos de transporte originales se incluyeron disposiciones relativas a la reducción de capacidad en firme por parte de las empresas distribuidoras. Dichas disposiciones permiten que las empresas distribuidoras no paguen por capacidad en firme innecesaria. Cada distribuidora tiene la opción, pero no la obligación, de reducir su adjudicación de capacidad en firme hasta un total del 60 % de su capacidad en firme inicial. La opción se ejerce en máximos incrementables en fechas especificadas sobre un período de ocho años a partir de 1994. La reducción de capacidad en firme por parte de una empresa distribuidora brinda oportunidades para que otras distribuidoras amplíen sus posibilidades de ofrecer servicios en firme. La extensa capacidad de transporte de gas natural de las empresas de transporte argentinas por lo general es apropiada para satisfacer los picos diarios de demanda de todos los usuarios con servicio firme. Sin embargo, las empresas distribuidoras de gas natural interrumpirán normalmente o limitarán el suministro de gas natural a las centrales generadoras de electricidad y a otros usuarios industriales en períodos pico para satisfacer la demanda del servicio firme.

La tarifa de transporte en firme consiste en un cargo por capacidad de reserva y está expresado como un cargo máximo mensual basado en los metros cúbicos diarios de capacidad de transporte reservada. La capacidad de transporte en firme contratada por las empresas distribuidoras debe pagarse sin perjuicio de que la capacidad realmente se utilice o no (modalidad "*take or pay*"). En consecuencia, es importante que las empresas de distribución logren un equilibrio entre sus compromisos de transporte en firme y la demanda de gas natural dentro de su área de servicio. Por el contrario, los servicios de transporte interrumpible se suministran sobre la base de que la empresa transportadora transportará el gas natural en caso de que se encuentre capacidad disponible en el sistema. Para todos los servicios de transporte, las empresas distribuidoras de gas natural se encuentran obligadas a proporcionarle a las empresas de transporte una bonificación en especie de gas natural, equivalente al gas natural consumido como combustible de compresión, o perdido en el servicio de transporte prestado.

Distribución de gas natural. Existen nueve empresas autorizadas para distribuir gas natural en la Argentina. Como a cada una de ellas se le ha asignado un área específica que no se superpone con ninguna otra, no hay competencia geográfica entre las empresas. Estas empresas distribuidoras proveen sus servicios a clientes residenciales y comerciales, aplicando tarifas de servicio de suministro en firme. Los grandes usuarios pueden también contratar la capacidad de suministro en firme, para lo cual se les exige el pago aunque no lleguen a usar el volumen convenido de gas natural, o por servicio interrumpible, según el cual el gas natural será provisto solamente en caso que la capacidad en firme no sea utilizada por completo o si se dispone de suministros interrumpibles.

De conformidad con los términos de los Documentos de la Privatización, los usuarios residenciales y comerciales tienen asegurado el suministro de gas natural en firme. Los usuarios residenciales reciben servicio "residencial" en firme y pagan la tarifa que corresponde a dicha clase de usuarios. Entre los usuarios comerciales, los usuarios de servicio general incluyen clientes no residenciales que utilizan menos de 3 MMm^3 de gas natural por año. Otros usuarios que reciben servicio en firme son los subdistribuidores y las estaciones de GNC.

El servicio interrumpible se provee a grandes usuarios con tarifas determinadas por contratos negociados entre cada usuario y las empresas distribuidoras. Los grandes usuarios pagan menores tarifas debido a su mayor consumo de gas natural. Incluyen compañías que contratan por lo menos 10.000 m^3 por día o consumen más de 3 MMm^3 de gas natural por año. El servicio interrumpible es generalmente elegido por aquellos grandes usuarios que gozan de flexibilidad para cambiar de combustible o que aceptan la interrupción de su servicio durante períodos pico de demanda durante el invierno. Dicho servicio interrumpible deja de ser prestado si la demanda de gas natural excede la capacidad asignada por una empresa distribuidora para el servicio en firme. Desde 1995, las empresas distribuidoras de gas natural han ofrecido el servicio en firme también a grandes usuarios.

01944

MARCO REGULATORIO

Generalidades

Marco legal. El marco regulatorio básico aplicable a las actividades de las Sociedades está establecido en la Ley de Gas Natural, promulgada en junio de 1992, y reglamentada por los Decretos N° 1.189/92, 1.738/92, 2.255/92, 1.186/93 y 2.731/93. Los requerimientos específicos del marco regulatorio se hallan establecidos en la documentación relacionada con la privatización de Gas del Estado, o sea los pliegos de bases y condiciones para la licitación de venta, las Licencias que rigen los servicios de distribución del suministro de gas natural por parte de las Sociedades, los contratos que transfieren la mayoría del paquete accionario de las Sociedades a los licenciatarios, y las normas que regulan la prestación de los servicios (en conjunto, los "Documentos de la Privatización"). La reforma a la Constitución Nacional a mediados de 1994, incluyó disposiciones destinadas a regular la provisión de servicios públicos, otorgando determinados derechos a los usuarios, prohibiendo la discriminación en la prestación del servicio y las prácticas monopólicas o abusivas y contemplando la participación de los usuarios en los organismos de control, lo cual podría incluir al ENARGAS. Si bien muchas de estas reformas no han sido aún implementadas, y, consecuentemente, no puede predecirse su impacto sobre el marco regulatorio, en líneas generales, el régimen vigente se adecua a las reformas introducidas en la Constitución.

La Ley de Gas Natural y las normas tienen como finalidad, entre otras, (i) proteger los intereses del público consumidor de gas, (ii) promover mercados competitivos, (iii) regular la venta, transporte y distribución del gas natural, (iv) asegurar una producción suficiente para satisfacer las necesidades internas, (v) establecer un régimen tarifario equitativo congruente con las normas internacionales vigentes en países con condiciones similares de mercado, (vi) asegurar las inversiones a largo plazo y (vii) promover la protección del medio y el eficaz transporte, almacenamiento, suministro y uso del gas natural. A fin de alcanzar dichos objetivos, la Ley de Gas Natural establece que una sociedad distribuidora de gas natural no debe hacer diferencias entre los clientes y debe ofrecer acceso abierto a todos los usuarios a cualquier capacidad disponible en el sistema de distribución.

Además, la Ley de Gas Natural prohíbe a las empresas de transporte comprar o vender gas natural. Asimismo, (i) los productores, distribuidores y clientes que contratan directamente con los productores de gas natural pueden no tener una participación controlante (según se define en los decretos reglamentarios de la Ley de Gas Natural) en una sociedad transportadora, (ii) los productores y transportadores de gas natural no pueden tener una participación controlante en un sociedad transportadora, y (iii) los clientes que compran gas natural directamente de los productores no pueden tener una participación controlante en una empresa distribuidora en el área geográfica donde se encuentran.

El ENARGAS. El Gobierno supervisa las actividades comerciales privadas referentes a la industria del gas natural mediante el ENARGAS. Esta entidad tiene a su cargo la verificación del cumplimiento de la Ley de Gas Natural, el marco regulatorio y las condiciones contractuales aplicable a las empresas dedicadas al negocio del gas natural. Con respecto a ello, los contratos celebrados entre sociedades relacionadas deberán aprobarse por el ENARGAS, quien puede desaprobarlos si determinara que se celebraron en condiciones más favorables que si se hubiesen celebrado con un tercero. La jurisdicción del ENARGAS abarca los siguientes temas: (i) la emisión de normas regulatorias de las actividades de venta, transporte y distribución de gas natural, (ii) la prevención de prácticas monopólicas o discriminatorias por parte de las empresas de gas natural, (iii) la aprobación del cuadro tarifario aplicable a cada empresa de servicio de gas natural y sus ajustes, (iv) el control de todos los aspectos relacionados con la operación técnica de los sistemas, (v) la aprobación de transferencias en los paquetes controlantes de las empresas transportadoras o distribuidoras de gas natural, (vi) la aprobación de la construcción, expansión o abandono de instalaciones significativas, (vii) la inspección y prueba de las instalaciones, (viii) la aplicación de sanciones, apercibimientos, reintegros obligatorios y multas de acuerdo con la Ley de Gas Natural y la licencia, y (ix) la comparecencia ante los tribunales civiles, penales y comerciales para hacer cumplir la Ley de Gas Natural y sus regulaciones.

El ENARGAS, que opera dentro de la órbita del Ministerio de Infraestructura y Vivienda, se compone de cinco directores designados por el Poder Ejecutivo Nacional con acuerdo del Congreso. Tiene su propio presupuesto que forma parte del presupuesto nacional, sometido a la aprobación del Congreso. Los fondos anuales que recibe derivan de una tasa anual de control e inspección que pagan, entre otras, las empresas distribuidoras y transportistas de gas, intermediarios y depositarios de gas. La tasa anual que paga cada empresa es determinada por el

ENARGAS como un porcentaje de su presupuesto en base a la participación de cada empresa distribuidora o transportadora de gas natural en el margen bruto (ingresos por gas natural luego de deducir los gastos de suministro y/o transporte) de todas las empresas en la industria.

De acuerdo con las disposiciones de la Ley de Gas Natural, el ENARGAS puede establecer varios mecanismos de suministro de información a fin de supervisar las actividades de las empresas de distribución y transporte de gas natural y de controlar el cumplimiento de las obligaciones impuestas por la ley, incluyendo información específica que deberán suministrar en sus estados contables. El ENARGAS estableció el alcance de dicha obligación de información en la Resolución N° 60 del 23 de agosto de 1994, por la cual las Sociedades, incluyendo Pampeana y Sur, deberán suministrar al ENARGAS, entre otras cosas, copias firmadas de los estados contables anuales y trimestrales dentro de un período determinado desde el cierre de cada ejercicio, que deberá incluir notas con la descripción de las inversiones realizadas. Asimismo, las entidades sujetas a la obligación de informar, tales como las Sociedades, deben notificar al ENARGAS toda modificación en su participación accionaria o en la participación accionaria de sus controladas, así como también suministrar documentación relativa a la evolución de impuestos, convenios colectivos de trabajo y seguros. Esta obligación de información también comprende la notificación al ENARGAS de los cambios en los activos esenciales, seguros y actividades financieras, incluidas las resoluciones de las asambleas que aprueben la oferta de los títulos de deuda, autorización para realizar oferta pública, documentación presentada a la CNV, todo prospecto preliminar e informe relativo al uso de los fondos, etc.

Las decisiones del ENARGAS son apelables ante la justicia. Todo conflicto entre empresas sometidas a su control o entre éstas y terceros, relativos a la distribución, transporte, depósito o comercialización de gas natural debe someterse primero al ENARGAS para su decisión, la cual puede ser apelada a través de un procedimiento administrativo ante el Ministerio de Infraestructura y Vivienda o directamente ante los tribunales federales.

Las acciones administrativas entabladas por el ENARGAS debido a la conducta inadecuada de las sociedades sujetas a su jurisdicción incluyen imputaciones, apercibimientos y multas. En casos extremos, el ENARGAS está autorizado a iniciar procedimientos para revocar la licencia de una sociedad. Las imputaciones se efectúan si el ENARGAS sospecha que la conducta no cumple con los términos de la licencia. Una sociedad que recibe una imputación tiene diez días hábiles para contestarla mediante la presentación de una declaración y de los documentos que prueben que la conducta no violaba la licencia. Al revisar la contestación, el ENARGAS decide sancionar a la Sociedad o no, ya sea mediante un apercibimiento, multas (que pueden alcanzar la suma de U$S 500.000 por incumplimientos continuos o significativos) o la revocación de la licencia. Estas sanciones podrán ser impuestas por el ENARGAS basadas en la gravedad del incumplimiento o el efecto causado en perjuicio del público, entre otras consideraciones.

Principales disposiciones de las Licencias. Las Sociedades operan de acuerdo con los términos de los Documentos de la Privatización y de las Licencias otorgadas por el Gobierno para operar las redes de distribución de gas natural dentro de su área geográfica. Según estas Licencias, las Sociedades deben cumplir con los términos de los Documentos de la Privatización, la Ley de Gas Natural y cualquier reglamentación u obligación impuesta por el ENARGAS. La Ley de Gas Natural estipula que sólo las sociedades licenciatarias privadas pueden participar en la distribución del gas natural. Cada Licencia confiere el derecho exclusivo de distribuir gas natural dentro de un área geográfica específica, si bien también pueden hacerlo los subdistribuidores ya existentes o aquéllos que se creen con la aprobación del ENARGAS. El derecho exclusivo de distribución en un área específica no otorga la exclusividad de venta de gas natural, ya que en ciertas circunstancias, los consumidores pueden adquirir el gas natural directamente de los productores o intermediarios. No obstante, si el gas natural que se compra a terceros se suministra a través de la red de las Sociedades, se aplica el mismo margen que si la misma Sociedad hubiera vendido sus propios suministros al usuario, o que un tercero adquiera tal suministro de gas natural por un usuario.

En el caso de que un consumidor desee contratar directamente con terceros, debe notificar a las Sociedades y al ENARGAS con un mínimo de tres meses de antelación, de conformidad con lo establecido en la Resolución N° 1.748/00. El ENARGAS podría, según las condiciones del mercado, reducir el plazo de notificación. Si un consumidor compra gas natural en forma directa de un tercero y luego decide volver a contratar los servicios de las Sociedades, éstas no están obligadas a reanudar el servicio. Aunque las Sociedades no estuvieran obligadas a ello, el usuario puede recurrir al ENARGAS ante dicha negativa. Ver la sección "*Actividades -- Competencia -- Conexiones alternativas ("by-pass")*".

Una Licencia no puede modificarse sin el consentimiento de la Sociedad poseedora de dicha Licencia. Sin embargo, el ENARGAS puede modificar los términos del servicio establecidos en los anexos de una Licencia, siempre que notifique a la Sociedad. Si alguna modificación tuviera un efecto económico sobre la Sociedad involucrada, el ENARGAS podrá modificar las tarifas de la Sociedad a fin de compensar este efecto o la Sociedad podrá solicitar un cambio en las tarifas aplicables.

En general, la Licencia exige que las Sociedades aseguren el acceso a la red de distribución de gas natural que opera en forma abierta e indiscriminada. Más específicamente, las Licencias exigen a las Sociedades lo siguiente: (i) recibir, transportar y vender en forma continua y regular, el gas natural que están autorizadas a distribuir a través de sus propios sistemas, (ii) mantener todos los equipos e instalaciones en buenas condiciones de operación, (iii) establecer sistemas adecuados de medición y control, (iv) ajustar actividades a fin de mejorar y preservar aquellos ecosistemas que puedan verse afectados, y (v) interrumpir el servicio a los grandes usuarios según sea requerido para mantener un adecuado nivel de suministro para los usuarios, residenciales y comerciales. Las Licencias requieren que las Sociedades realicen ciertas inversiones de infraestructura durante los primeros cinco años del plazo de vigencia. Dicho plazo concluyó a fines de 1997. Estas inversiones fueron auditadas y aprobadas por el ENARGAS. Ver la sección "*Actividades -- Inversiones*".

Según la Ley de Gas Natural y los Documentos de la Privatización, las Sociedades deben operar y mantener sus instalaciones y proveer la distribución del servicio sin interrupción, para satisfacer cualquier demanda razonable sin discriminación alguna. Asimismo, las Sociedades deben cumplir otros requisitos de servicio, seguridad, mantenimiento e inversión que exigen los Documentos de la Privatización. Las tarifas deben ser equitativas y razonables. El ENARGAS puede aplicar sanciones contra las Sociedades, incluyendo apercibimientos, la emisión de una orden específica de restricción o cumplimiento de normas particulares, la imposición de multas, o la cancelación de contratos. El tipo de sanción dependerá de la gravedad del incumplimiento y de su efecto sobre el interés público. Toda infracción a la Licencia que no tenga un tratamiento sancionatorio específico se sancionará con multa de U$S 100 hasta U$S 100.000. Dicho monto podrá elevarse a U$S 500.000 cuando se hubiere persistido en el incumplimiento o cuando las obligaciones estipuladas tuvieran grave repercusión social. Las infracciones tienen, en principio, carácter formal y se configurarán con prescindencia del dolo o culpa de las Sociedades. El ENARGAS también puede exigir inversiones además de las anteriormente establecidas en los Documentos de la Privatización, incluyendo extensiones en la red de distribución y otras mejoras, si ellas fueran de interés público, económicamente viables y estuvieran incluidas en la tarifa al momento de examinar el plan de inversiones presentado ante el ENARGAS para su aprobación el 30 de septiembre del año previo a que se realicen las inversiones.

Una porción importante de los activos transferidos por Gas del Estado están definidos en las Licencias como "activos esenciales" para la prestación del correspondiente servicio concedido. En virtud de cada Licencia, las Sociedades deben identificar y conservar los activos esenciales junto con cualquier mejora futura, de conformidad con ciertas normas que se definen en la Licencia. Las Sociedades también deben asegurar dichos activos de acuerdo con las políticas de seguros sujetas a la aprobación del ENARGAS. Toda extensión o mejora que las Sociedades puedan realizar al sistema de gasoductos y que sea financiada por ellas con vencimiento a más de un año puede ser gravada solamente con el fin de garantizar los créditos tomados para financiar dichas ampliaciones o mejoras. Conforme a los Contratos de Transferencia, las Sociedades deben mantener indemne al Gobierno de todo reclamo presentado en su contra por daños y perjuicios causados por los activos esenciales o que surjan del uso de dichos activos, desde la fecha del inicio de las operaciones.

Las Sociedades no pueden vender, ceder ni transferir sus activos esenciales, excepto en determinadas condiciones y sólo después de haber recibido la autorización previa del ENARGAS. Asimismo, en virtud de la ley argentina, no es probable que un tribunal ejecute una sentencia contra cualquiera de las bienes de las Sociedades ubicados en la Argentina, si el tribunal sostuviera que el bien, por ejemplo las redes de distribución, gasoductos y otras partes funcionales del sistema de distribución, proveen servicios esenciales a la comunidad. Además, incluso en caso de que el tribunal ejecutara la sentencia, el Gobierno deberá aprobar la liberación de los bienes que el tribunal haya declarado esenciales para la comunidad. En cualquier caso, la transferencia de activos que se considera que constituyen servicios públicos esenciales para cumplir con lo requerido por una sentencia deberá obtener la aprobación del gobierno local. Durante los primeros cinco años de la Licencia, las Sociedades no pueden reducir su capital o distribuir activos, excepto a través del pago de dividendos de acuerdo con la legislación vigente. Pasado dicho período, las Sociedades podrán reducir capital y distribuir activos únicamente con la aprobación previa del ENARGAS. Durante el término de las Licencias las Sociedades no pueden realizar préstamos a Sodigas Pampeana o a Sodigas Sur ni asumir o garantizar deudas de estas sociedades.

Las expansiones significativas de las instalaciones distribuidoras de gas natural necesitan la aprobación previa del ENARGAS. La Ley de Gas Natural establece que se otorgará a una sociedad distribuidora de gas natural todos los derechos necesarios para que pueda realizar la expansión autorizada y llevar adelante la Licencia de servicio. En los casos en los que los clientes solicitan una expansión de las instalaciones de distribución, pero la empresa distribuidora de gas natural lo considera antieconómico, podrá solicitarse a los clientes una contribución para soportar los gastos de expansión. Las disputas relacionadas con la factibilidad económica de las expansiones serán resueltas por el ENARGAS. El 22 de julio de 1993, el ENARGAS emitió una resolución que regula los casos en los cuales la expansión requiere la aprobación del ENARGAS, ya sea por la magnitud de la misma o porque la empresa distribuidora de gas natural solicita contribución a sus clientes o a terceros. La resolución requiere que las empresas distribuidoras de gas natural demuestren que las contribuciones, tanto de clientes como de terceros, son necesarias para hacer económicamente viable tales expansiones. Los clientes pueden hacerse cargo de la construcción de las instalaciones que la empresa distribuidora considera antieconómica, sujeto a la aprobación del ENARGAS. Una empresa distribuidora de gas natural no puede abandonar ninguna instalación distribuidora de gas natural sin la aprobación previa del ENARGAS.

Las Licencias les otorgan a las Sociedades el derecho de ocupación y de uso gratuito de todos los lugares de dominio público necesarios para la prestación del servicio licenciado. No obstante, si algún gobierno provincial o municipal le impusiera un cargo por la ocupación o uso, las Sociedades podrán trasladarlo a los usuarios residentes en la jurisdicción correspondiente, siempre que exista sentencia firme. Las Licencias también le otorgan el derecho de constituir servidumbres sobre la propiedad de dominio privado para prestar el servicio licenciado, mediante el pago de una compensación a los propietarios por parte de Gas del Estado. El Gobierno se debe hacer cargo de constituir o regularizar todas las servidumbres existentes en el área de servicio de las Sociedades, o bien las Sociedades pueden optar por asumir esta responsabilidad de la regularización de dichas servidumbres e incluir un recargo en la tarifa en concepto de compensación por el costo de las servidumbres. En octubre de 1996, el ENARGAS emitió una resolución estableciendo un fondo de contribución obligatoria a fin de pagar los costos asociados con el uso de servidumbres provenientes de la actividad de Gas del Estado y compensar por daños a los titulares de las mismas. Estas contribuciones serán constituidas en base a un aumento en las tarifas de transporte de las empresas transportadoras y distribuidoras de gas natural y será trasladado, como un cargo, en las facturas a los clientes del servicio en firme. Este cargo adicional, que se aplica a partir del 1° de noviembre de 1996, está sujeto a la revisión semestral del ENARGAS. En el caso de circunstancias excepcionales podrá ser revisado en cualquier otro momento.

Transferencia inicial de activos y pasivos. De conformidad con los Contratos de Transferencia, todos los activos transferidos a las Sociedades por Gas del Estado fueron transferidos en el "estado y lugar en que se encontraban". Entre los activos excluidos de la transferencia se encuentran la marca de Gas del Estado, créditos y derechos no específicamente cedidos y determinados activos no incluidos entre los "Activos Afectados al Servicio" en los Contratos de Transferencia. Si bien el Gobierno y Gas del Estado no realizaron declaraciones, ni otorgaron garantías, ni ofrecieron indemnizaciones significativas a Sodigas Pampeana, a Sodigas Sur o a las Sociedades en relación con los activos transferidos mediante los Contratos de Transferencia, excepto en ciertas circunstancias, las Sociedades verificaron que los activos establecidos efectivamente se recibieron.

Los Contratos de Transferencia asignan respectivamente a Gas del Estado y a las Sociedades, responsabilidades por daños de la transferencia u originados por la misma, dependiendo de si los daños surgen de la operación de los activos antes o después de la fecha de iniciarse las operaciones el 28 de diciembre de 1992. Además, las Sociedades son responsables de todo desperfecto de dichos activos aunque no se presuman sustanciales. Las Licencias también establecen que Gas del Estado será responsable durante cinco años del registro de servidumbres relativas al sistema que no se hayan inscripto correctamente y del pago a los propietarios de las regalías o aranceles correspondientes. Con posterioridad a dicho período de cinco años, las Sociedades serán responsables de inscribir toda servidumbre y hacer los pagos correspondientes. Los Contratos de Transferencia obligan asimismo a Pampeana y a Sodigas Pampeana a cumplir a su costo, para beneficio de Gas del Estado, con todos los requisitos necesarios para obtener la autorización para la solicitud de oferta pública en la Argentina de las acciones de Pampeana pertenecientes al Gobierno y la cotización de dichas acciones en las bolsas de comercio de la Argentina.

Terminación, caducidad y venta de las Licencias

Terminación. Las Licencias otorgadas a las Sociedades por un período inicial de 35 años que finaliza en 2027, podrán prorrogarse por un plazo adicional de diez años en el caso de que cada Sociedad haya cumplido con sus obligaciones de conformidad con la Licencia. De acuerdo con el Decreto N° 1.738/92, corresponde al ENARGAS la prueba de cualquier incumplimiento por parte de las Sociedades. Al momento de producirse la extinción de las Licencias, las Sociedades, en términos generales y salvo excepciones específicas, tendrán derecho al pago por el Gobierno del menor de los dos montos siguientes: (i) el valor libros de los activos esenciales (definidos como aquellos activos utilizados para proveer los servicios de distribución de gas natural descriptos en las Licencias) neto de amortización acumulada y ciertas inversiones, o (ii) el producido neto pagado por el adjudicatario de la licitación de un proceso licitatorio competitivo para determinar el nuevo licenciatario. Si las Sociedades desarrollaron sus tareas correctamente durante el término de la Licencia, cada una de ellas podrá participar en la nueva licitación de su licencia, y su oferta inicial deberá ser por lo menos equivalente al valor de la transacción de sus activos esenciales. En la nueva licitación cada Sociedad está autorizada a igualar la mejor oferta presentada pagando al Gobierno un monto equivalente al exceso del precio de la oferta sobre el valor de tasación de sus activos esenciales. En el caso de que las Sociedades no igualen la mejor oferta, cada una de ellas recibirá como compensación el valor de tasación de los activos esenciales y el Gobierno recibirá el exceso del valor de la tasación, que será pagado por el adjudicatario de la licencia. Asimismo, las Sociedades tienen derecho a repudiar sus obligaciones emergentes de las respectivas Licencias en el caso de incumplimientos graves y reiterados por parte del Gobierno. En ese caso, el Gobierno debe pagar a la Sociedad afectada por sus activos esenciales un monto equivalente al que resulte mayor entre el valor libro y el valor de tasación de los activos esenciales. A fin de determinar las obligaciones de las partes al vencimiento de la Licencia, "valor libro" significa el valor libro neto de la amortización acumulada incluyendo el costo histórico de las inversiones en Dólares, según lo aceptado por el ENARGAS, ajustado según el PPI. El "valor de tasación" es el valor de los activos esenciales resultantes de calcular el valor del negocio de prestar el servicio licenciado tal como es conducido por las Sociedades a la fecha de la valuación, como empresas en marcha y sin tomar en consideración las deudas, según lo determina un banco de inversión internacional designado por el ENARGAS.

Caducidad. Por otra parte, el Gobierno puede, basado en la recomendación del ENARGAS, cancelar la Licencia de cualquiera de las Sociedades por varias razones, entre las que se incluyen: (i) el incumplimiento grave y reiterado de obligaciones a cargo de las Sociedades incluyendo el incumplimiento grave de inversiones obligatorias y la negativa sistemática e infundada de suministrar información, que demuestre el sistemático incumplimiento de la normativa aplicable o de las resoluciones o regulaciones del ENARGAS, (ii) la comisión de una infracción grave luego de que el valor acumulado de las multas aplicadas por el ENARGAS en el período anterior de cinco años haya superado el 10 % de la facturación del último año calendario neta de impuestos y tasas, (iii) la interrupción del 35 % o más de la prestación del servicio (teniendo en cuenta una interrupción "total"), que ocurra por más de 15 días consecutivos o por más de 30 días no consecutivos dentro de un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (iv) la interrupción parcial del servicio, que afecte la capacidad total del servicio de la red de distribución en más de un 5 % durante 30 días consecutivos o durante 60 días no consecutivos en un mismo año calendario por dolo o culpa atribuibles a las Sociedades, (v) la modificación de su objeto social sin el consentimiento del ENARGAS o el traslado de su domicilio legal fuera del territorio de la Argentina, (vi) la venta, cesión o transferencia por cualquier título de los activos esenciales, o la constitución de gravámenes sobre los mismos sin el permiso o aprobación del ENARGAS o en contravención a la Licencia, (vii) la violación a las restricciones establecidas en los Documentos de la Privatización impuestas a la transferencia de acciones o la asunción de garantías de deudas o la extensión de créditos a Sodigas Pampeana (en el caso de Pampeana) o Sodigas Sur (en el caso de Sur), respectivamente, (viii) la disolución, liquidación o quiebra de las Sociedades, (ix) el abandono de la prestación del servicio o el intento de cesión o la transferencia unilateral de la Licencia sin la previa autorización del ENARGAS o la renuncia a la Licencia, excepto en aquellos casos permitidos por la Licencia, (x) la violación de las restricciones a las actividades relacionadas al servicio de gas natural, (xi) el uso de los activos esenciales para un destino distinto que la prestación del servicio, salvo autorización expresa del ENARGAS, (xii) la desatención de un requerimiento expreso del ENARGAS que haya quedado firme y que por su importancia no merezca una sanción menor, y (xiii) el incumplimiento de las tarifas que por su importancia no merezca una sanción menor. Las Licencias establecen que, en caso de cancelación, el Gobierno tendrá derecho a recibir una compensación que no será inferior al 20 % del valor libros de los activos de la empresa distribuidora. Las Sociedades deberán ser notificadas debidamente y se les concederá la oportunidad de remediar cualquier incumplimiento antes de iniciar los procedimientos para cancelarles la Licencia, excepto en los casos de disolución, liquidación o quiebra en los que sólo se requiere previa notificación.

Como consecuencia de las resoluciones que rigen a las Licencias, la contraprestación recibida por cualquiera de las Sociedades como consecuencia de la finalización o cancelación de la Licencia con anterioridad al vencimiento de su término puede resultar insuficiente para cumplir con las obligaciones de las Sociedades para con todos sus acreedores. Además, el pago de dicha compensación a dicha Sociedad podrá demorarse por un período indeterminado como consecuencia de los procedimientos administrativos o litigiosos emergentes como consecuencia de las suspensión de los privilegios de la Licencia.

Alternativamente, si una Licencia fuera cancelada antes del vencimiento del plazo acordado por haberse verificado un incumplimiento de las obligaciones estipuladas en dicha Licencia, el Gobierno puede compensar el valor libro neto de la Sociedad correspondiente contra cualquier suma debida por daños causados por las consecuencias que la terminación de la Licencia pudiera dar lugar. Esos daños y perjuicios nunca serán inferiores al 20 % del valor libro neto. Además, en virtud de tales circunstancias, el ENARGAS, en el caso de considerar que sería lo mejor para el interés público, los empleados y los accionistas minoritarios de las sociedades controlantes, puede requerir que Sodigas Pampeana o Sodigas Sur transfieran todas sus tenencias en la Sociedad afectada al ENARGAS como fiduciario, a fin de que proceda a la venta a un nuevo consorcio de inversión que operaría dichas Sociedades, alternativa que podría afectar en forma adversa y significativa la situación patrimonial y el resultado de las operaciones de las Sociedades y su posibilidad de cumplir con sus obligaciones respecto de las Obligaciones Negociables. El producido neto de la venta de tales acciones, menos los gastos y honorarios que se deban a un operador interino, si lo hubiera, se pagará a Sodigas Pampeana o a Sodigas Sur, según sea el caso, en tanto ellas entreguen sus acciones. Una vez que la sociedad inversora haya adquirido dichas acciones y la Sociedad afectada haya celebrado un contrato con un nuevo operador técnico, la Licencia seguirá vigente o se otorgará por un nuevo período de 35 años, a discreción del Gobierno, y los tenedores de las acciones ordinarias Clases B y C de la Sociedad afectada continuarán teniendo su participación accionaria. Ver la sección "*Composición accionaria*". La cancelación de cualquiera de las Licencias podría tener un efecto sustancial adverso en la posición financiera y en el resultado de las operaciones de las Sociedades y en las Obligaciones Negociables.

Algunas consecuencias del Proceso Concursal

La Ley N° 24.522 y sus modificatorias (la "Ley de Concursos y Quiebras") instituye básicamente dos procedimientos para la cancelación de las deudas de sociedades que se encuentran en estado de insolvencia o que son incapaces de pagar sus deudas a su vencimiento. Ellos son el concurso, un procedimiento de reorganización del pasivo del deudor de conformidad con un plan preacordado con los acreedores, y la quiebra, que consiste en un proceso de disolución y liquidación. De acuerdo con la Ley de Concursos y Quiebras, el procedimiento de quiebra puede ser iniciado a instancia del deudor o de sus acreedores, mientras que el recurso al concursamiento es potestativo del deudor.

La Ley de Concursos y Quiebras otorga privilegios sobre los bienes del deudor a ciertos créditos en el concurso preventivo y la quiebra. Los créditos causados en la conservación, administración y liquidación de los bienes del concursado y en el trámite del concurso son pagados con preferencia a los créditos contra el deudor salvo que éstos tengan privilegio especial. Tienen privilegio especial sobre el producido de los bienes que en cada caso se indica, entre otros, (i) los gastos hechos para la construcción, mejora o conservación de una cosa, sobre ésta, mientras exista en poder del concursado por cuya cuenta se hicieron los gastos, (ii) los créditos por remuneraciones debidas al trabajador por seis meses y los provenientes por indemnizaciones por accidentes de trabajo, antigüedad o despido, falta de preaviso y fondo de desempleo, sobre las mercaderías que siendo de propiedad del concursado se encuentren en el establecimiento donde haya prestado sus servicios o que sirvan para su explotación, (iii) los impuestos y tasas que se aplican particularmente a determinados bienes, sobre éstos, (iv) los créditos garantizados con hipoteca, prenda, warrant y los correspondientes a debentures y obligaciones negociables con garantía especial o flotante. A su vez, cuentan con privilegio general, entre otros, los créditos por remuneraciones y subsidios familiares debidos al trabajador por seis meses y los provenientes por indemnizaciones de accidentes de trabajo, por antigüedad o despido y por falta de preaviso, vacaciones y sueldo anual complementario, los importes por fondo de desempleo y cualquier otro crédito derivado de la relación laboral.

Si cualquiera de las Sociedades fuera declarada en quiebra o se presentase en concurso preventivo, las Obligaciones Negociables serían tratadas como obligaciones no garantizadas de las mismas y con el mismo rango que otra deuda no garantizada de las Sociedades, con excepción de aquellas que gocen de privilegio en virtud de la legislación aplicable incluyendo aquellas enumeradas en el párrafo precedente. Tanto la presentación en concurso preventivo como la declaración de quiebra suspenden el curso de intereses de todo tipo en las obligaciones del deudor, con excepción de los créditos garantizados con prenda o hipoteca. En virtud de las Licencias, la declaración en quiebra de cualquiera de las Sociedades por cualquier razón así como su liquidación o disolución constituye un supuesto de incumplimiento, lo que resultará en la cancelación automática de las Licencias otorgadas por el Gobierno. Ver en esta sección "*– Terminación, caducidad y venta de las Licencias*".

ADMINISTRACION

Directorios de las Sociedades

La administración de las Sociedades está a cargo de sus respectivos Directorios. El Directorio de cada Sociedad está compuesto por siete miembros titulares y siete miembros suplentes según está estipulado en los estatutos correspondientes. Cada director es elegido en la asamblea general ordinaria de accionistas por mayoría de votos para cubrir el cargo por el término de dos años y tienen la posibilidad de ser reelegidos. Cualquier cambio en el Directorio requiere la aprobación de los accionistas de la Sociedad afectada. Ninguna de las Sociedades es parte de contratos de empleo con cualquier miembro del Directorio de las Sociedades, a excepción de los señores Jimeno y Flores con Sur. Las Sociedades no mantienen con sus directores contratos de locación de servicios que prevean beneficios luego de la terminación de sus mandatos.

El Directorio de las Sociedades se compone de la siguiente manera:

Directores de Pampeana

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	19 de marzo de 2001
Héctor Madariaga	50	Director	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
María De los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Martín Campbell	51	Suplente	19 de marzo de 2001
Alfredo O'Farrell	49	Suplente	19 de marzo de 2001

Directores de Sur

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	16 de octubre de 2001
Roberto Jimeno	53	Director	19 de marzo de 2001
María de los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Héctor Madariaga	50	Suplente	16 de octubre de 2001
Héctor Omar Flores	35	Suplente	19 de marzo de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros del Directorio de las Sociedades. La totalidad de los directores de las Sociedades revisten el carácter de no independientes en los términos de establecidos por las Normas de la CNV. Todos los directores residen en la Argentina, con excepción del señor Madariaga que reside en los Estados Unidos.

Michael Morgan. El señor Morgan es graduado en Geología en la Universidad de Texas y ha realizado estudios en ingeniería en petróleo y negocios. Ha mantenido varios puestos gerenciales y técnicos en el área de exploración y producción en compañías multinacionales incluyendo Gulf, Tenneco y Shell. Actualmente, el señor Morgan es

Presidente de las Sociedades desde octubre de 2000, y Vicepresidente de Sempra Energy International, ^ Sodigas Sur, Sodigas Pampeana, I.V. Invergas S.A. ("Invergas"), Sociedad Distribuidora de Gesell Gas S.A. ("Gesell Gas") y C.S. Sur S.A. ("CS Sur"), y Presidente de CNG Argentina S.A.

Martín Juan Blaquier. El señor Blaquier es Ingeniero Industrial graduado en la Universidad Católica Argentina y posee un Master en Administración Pública y Privada de la *Yale School of Management*. El señor Blaquier ha sido miembro del Directorio y Vicepresidente de las Sociedades desde octubre de 2000. Con anterioridad, el señor Blaquier fue Gerente de Operaciones y Vicepresidente de Sideco Americana S.A., ^ Gerente Financiero de Pampeana y Sur hasta mediados del año 1997, ^ Gerente de Mercado de Capitales y Financiero y Gerente Financiero del ^ Grupo Bunge & Born. Actualmente se desempeña como ^ Presidente de Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, CS Sur, Inversora Eléctrica de Buenos Aires S.A. ("IEBA"), ^ EDEA, Buenos Aires Energy Company S.A. ("BAECO"), Transpa^ S.A., y Vicepresidente de Trelpa S.A. y de Empresa de Energía de Río Negro S.A ^("EDERSA"), Vicepresidente ejecutivo de Camuzzi Argentina.

Gianni Fanin. El señor Fanin es graduado en Ciencias Económicas de la Universidad de Pavia. Es contador público y auditor, y doctor en aspectos comerciales y tributarios. El señor Fanin es el director encargado de los negocios de Camuzzi ^. Se incorporó a Camuzzi en febrero de 1995 luego de ocho años con Coopers & Lybrand en Milán. Es director de las Sociedades desde octubre de 2000. Asimismo, es miembro del Directorio de Camuzzi Argentina ^, EDEA, Sodigas Pampeana, Sodigas Sur, IEBA, BAECO, Aguas de Balcarce S.A. ("Aguas de Balcarce") y ^ EDERSA, y ^ Vicepresidente de BAECO.

José Luis Ariel Bianco. El señor Bianco es Abogado graduado de la Universidad de Buenos Aires. El señor Bianco, con anterioridad a su ingreso a Camuzzi Argentina en 1994, ejerció su profesión especializado en derecho societario. El señor Bianco es director de las Sociedades desde abril de 1999. Es director de ^ EDEA, IEBA, BAECO, EDERSA, Transpa, Trelpa, y Vicepresidente de Aguas de Balcarce y Aguas de Laprida S.A. ("Aguas de Laprida").

Vicente Serra. El señor Serra es Ingeniero Electromecánico de la Universidad de Buenos Aires y realizó un Master en Organización y Dirección de Empresas en la Universidad de Buenos Aires y un Master en Economía de la Regulación de Servicios Públicos en la Universidad Argentina de la Empresa. El señor Serra es responsable de nuevos negocios de Camuzzi Argentina. Con anterioridad, el señor Serra prestó servicios como ^ Gerente Comercial en Comercializadora Energética del Mercosur y ocupó diversos puestos en el Ente Nacional Regulador de Energía Eléctrica, Grupo C.G. S.A., Turbine Power S.A., Malli S.A. y Edesur S.A. El señor Serra es director de las Sociedades desde octubre de 2000. Actualmente, el señor Serra es Vicepresidente segundo de IEBA y EDEA, y director de Sodigas Pampeana, Sodigas Sur, Gesell Gas, Invergas, CS Sur y Aguas de Balcarce.

Santiago F. Albarracín. El señor Albarracín es Abogado graduado en la Universidad Católica Argentina y posee un diploma en Derecho de la Energía y Recursos Naturales, Política y Economía de la Universidad de Dundee, Escocia. El señor Albarracín se desempeñó como abogado en el Estudio Dabinovic & Asociados y en el departamento de energía y recursos naturales del Estudio Cárdenas, Cassagne & Asociados, ocupando luego el cargo de jefe de contratos y regulaciones de la gerencia de asuntos legales de Metrogas S.A. El señor Albarracín es ^ Gerente de ^ Asuntos Legales de Sudamérica de Sempra Energy International. En la actualidad, el señor Albarracín se desempeña como director de Sodigas Pampeana, Sodigas Sur y Pampeana, y ocupa su actual cargo en las ^ Sociedades desde marzo de 2001. Con fecha 16 de octubre de 2001, el señor Albarracín fue designado director titular de Sur.

^

Héctor Madariaga. El señor Madariaga es Ingeniero Mecánico especializado en Mecánica de Fluidos Térmicos de la *California State University Northridge*. El señor Madariaga ha sido miembro del Directorio desde abril de 1999. El señor Madariaga es también Vicepresidente de Sempra Energy International y, con anterioridad, ha ocupado diversos puestos de creciente responsabilidad en las áreas de ingeniería, almacenamiento, investigación y recursos humanos de la Southern California Gas Company. El señor Madariaga es director de Sodigas Pampeana, Sodigas Sur y Pampeana. Con fecha 16 de octubre de 2001, el señor Madariaga fue designado director suplente de Sur.

Pietro Mazzolini. El señor Mazzolini es doctor en Economía y Comercio de la *Universitá di Parma*. Se incorporó al Gruppo Camuzzi en 1993 y participó de la adquisición de Pampeana, Sur, ^ EDERSA y ^ EDEA. El señor Mazzolini previamente trabajó para la Bolsa de Comercio de Italia y se desempeñó en distintas posiciones

en las Sociedades. El señor Mazzolini es el actual Gerente Financiero de Camuzzi Argentina y director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Mazzolini es director de las Sociedades desde octubre de 2000.

Gustavo Arias. El señor Arias es Contador Público graduado en la Universidad de Buenos Aires. Se encuentra vinculado a las Sociedades desde 1999 y es el actual Gerente de Planificación y Control de Camuzzi Argentina. En el pasado, el señor Arias se desempeño en diferentes puestos en Metrogas S.A., Georgalos Hnos. S.A.I.C.A. y Copetro S.A. El señor Arias es director de Camuzzi Argentina, Aguas de Laprida e IEBA. El señor Arias es director de las Sociedades desde octubre de 2000.

Hugo Krajnc. El señor Krajnc es Licenciado en Economía de la Universidad de Buenos Aires y Licenciado en Ciencias Políticas en Universidad Católica Argentina, respectivamente. El señor Krajnc se ha desempeñado en diversos puestos en el Ministerio de Economía, la Secretaría Legal y Técnica de la Presidencia de la Nación y en Cargill Argentina S.A. El señor Krajnc es el director responsable de relaciones institucionales de Camuzzi Argentina. El señor Krajnc es director de las Sociedades desde marzo de 2001.

Luigi Predieri. El señor Predieri es Abogado graduado en la *Universitá di Genova* y está habilitado a ejercer el derecho en Génova, Italia. Se ha desempeñado como director del Departamento Legal de Camuzzi Gazometri S.p.A. desde 1999. En el pasado, trabajó como abogado interno para empresas como BMG Ricordi S.p.A. y RCS, T.V. y también como Gerente General de Majestic Film Ltd. en Londres. El señor Predieri es director de Sodigas Pampeana, Sodigas Sur y Camuzzi Argentina. El señor Predieri es director de las Sociedades desde octubre de 2000.

María de los Angeles Alcolumbre. La señora Alcolumbre es Contadora Pública graduada en la Universidad de Buenos Aires, recibió un Diploma en Valuación de Acciones de la *Kellogg Graduate School of Management* y un Master en Administración de Empresas en IDEA. La señora Alcolumbre ha ocupado diversos puestos en Ernst & Young - Henry Martin, Lisdero y Asociados y Sempra Energy International. La señora Alcolumbre es directora de las Sociedades desde octubre de 2000.

Martín Campbell. El señor Campbell es Abogado graduado en la Universidad Católica Argentina y es socio del estudio Marval, O'Farrell & Mairal. Con anterioridad a incorporarse a Marval O'Farrell & Mairal, fue socio del Estudio Lanfranco & Mariño. El señor Campbell es miembro del Tribunal Arbitral del Colegio de Público de Abogados de la Ciudad de Buenos Aires. El señor Campbell es director de Pampeana desde octubre de 2000.

Alfredo O'Farrell. El señor O'Farrell es Abogado graduado en la Universidad de Buenos Aires, posee un Master en Derecho Comparado de la *New York University* y un Master en Derecho Comercial de la Universidad Argentina de la Empresa. El señor O'Farrell ocupa su cargo actual en Pampeana desde octubre de 2000. El señor O'Farrell es Presidente de El Aljibe S.A.A.I.y C., Brightpoint de Argentina S.A., Security Holding S.A. y Gage Argentina S.A. El señor O'Farrell es también miembro del Directorio de Schering-Plough S.A. y La República Seguros de Vida S.A., entre otras. El señor O'Farrell es socio del estudio Marval, O'Farrell & Mairal.

Roberto Jimeno. El señor Jimeno es Ingeniero Mecánico graduado en la Universidad Nacional de la Patagonia. El señor Jimeno ha sido miembro del Directorio de Sur desde 1993. Trabajó en Gas del Estado desde 1969 hasta 1992. El señor Jimeno fue Gerente de Investigación y Desarrollo en el Area de Administración Sur y actualmente es Jefe de Operaciones Técnicas de la región sur de Sur.

Héctor Omar Flores. El señor Flores es Maestro Mayor de Obras. El señor Flores trabajó para Gas del Estado desde 1989 a 1992. Actualmente, el señor Flores es el proyectista de redes de Sur en Neuquén. El señor Flores es miembro del Directorio de Sur desde octubre de 1999.

Cuerpo ejecutivo de las Sociedades

El Directorio designa y remueve a los gerentes de las Sociedades a su discreción. El cuerpo ejecutivo es común para Pampeana y para Sur. El único gerente que reporta directamente al Directorio de las Sociedades es el señor José Manuel Vázquez. A continuación se consignan los gerentes de las Sociedades:

Nombre	Edad	Cargo	Fecha de designación
José Manuel Vázquez	56	Gerente General	Noviembre de 2000
Andrés Kidd	39	Gerente de Marketing y Desarrollo Comercial	Noviembre de 2000
Edgardo Dalton	40	Gerente de Asuntos Corporativos	Noviembre de 2000
Jorge Mantiñán	58	Auditor Interno y Controller Financiero	Junio de 1998
Carlos Villambrosa	48	Gerente Operativo	Abril de 1998
Carlos Buccieri	65	Gerente Técnico	Abril de 1998
Roberto Meligrana	48	Gerente de Recursos Humanos	Marzo de 1993
Anatolio Opejda	41	Gerente de Información y Tecnología	Noviembre de 2000
Carlos García Chafuén	55	Gerente de Impuestos	Marzo de 1996
David Dalmasso	51	Gerente Financiero	Noviembre de 2000
Marcelo Martinó	40	Gerente Administrativo	Noviembre de 2000
Federico Zuanich	35	Gerente de Asuntos Regulatorios	Noviembre de 2000
Luciano Paladini	30	Gerente de Planeamiento	Noviembre de 2000
Néstor Yllera	41	Gerente de Legales	Mayo de 1999
Héctor Pérez Llana	48	Gerente de Abastecimiento y Logística	Junio de 1998
Carina Carrasco	34	Gerente de Relaciones Institucionales	Agosto de 2001
Diego Stabile	44	Gerente Comercial	Julio de 2001

A continuación se brinda una breve descripción biográfica de la totalidad de los miembros de la primera línea gerencial de las Sociedades. La totalidad de los miembros de la primera línea gerencial de las Sociedades reside en la Argentina.

José Manuel Vázquez. El señor Vázquez es Licenciado en Economía graduado en la Universidad de Buenos Aires y ha realizado un Master en Economía en la *University of Chicago*. El señor Vázquez está vinculado con Camuzzi Argentina desde 1999 y mantiene su actual puesto desde noviembre de 2000. Con anterioridad, el señor Vázquez prestó servicios como Gerente Financiero del Grupo Bunge & Born.

Andrés Kidd. El señor Kidd es Ingeniero Industrial de la Universidad de Buenos Aires y ha realizado un Master en Negocios Internacionales de la Universidad de Belgrano. El señor Kidd ha estado vinculado con las Sociedades desde 1997 y ha prestado servicios en su actual puesto desde noviembre de 2000. El señor Kidd prestó servicios con anterioridad en distintos puestos gerenciales en Atanor S.A. (Grupo Bunge & Born) y Refinería de Maíz S.A.

Edgardo Dalton. El señor Dalton es Abogado graduado en la Universidad de Buenos Aires. Ha sido designado en su puesto actual en noviembre de 2000. Previamente se desempeñó como Gerente de Asuntos Legales de Philip Morris y Molinos Río de la Plata S.A.

Jorge Mantiñán. El señor Mantiñán es Contador Público graduado en la Universidad de Buenos Aires y ha realizado un Master en Administración de Empresas en IDEA. El señor Mantiñán ha prestado servicios a las Sociedades en su cargo actual desde junio de 1998. Con anterioridad, el señor Mantiñán se desempeñó como director de la División de Auditores Internos de IDEA, Vicepresidente del Instituto de Auditores Internos de la Argentina y también se ha desempeñado en diversos cargos ejecutivos en Aceros Zapla S.A., Acindar S.A., Phillips Argentina S.A. y Phillips Industries (London).

Carlos Villambrosa. El señor Villambrosa es Ingeniero Industrial e Ingeniero en Petróleo graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1993 actuando como Gerente de Planificación y Control. El señor Villambrosa se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Villambrosa se desempeñó como Gerente de Planeamiento Industrial de Hughes Tool Company en Argentina.

Carlos Buccieri. El señor Buccieri es Ingeniero Electromecánico graduado en la Universidad de Buenos Aires. El señor Buccieri se ha desempeñado en su cargo actual desde abril de 1998. Con anterioridad, el señor Buccieri prestó servicios en diversos cargos en Gas del Estado y como consultor independiente especializado en producción, almacenamiento, transporte, distribución y uso de gas natural.

Roberto Meligrana. El señor Meligrana se ha graduado en Relaciones Industriales en la Universidad Argentina de la Empresa. El señor Meligrana ha prestado servicios en su actual cargo desde 1993. El señor Meligrana previamente se desempeñó como Gerente de Recursos Humanos de Cinzano, Petroquímica Río Tercero y Atanor S.A. (Grupo Bunge y Born).

Anatolio Opejda. El señor Opejda es graduado en Ciencias Informáticas en la Universidad de CAECE y ha estado vinculado con las Sociedades desde 1993. El señor Opejda mantiene su actual cargo desde noviembre de 2000. Previamente prestó servicios para Camuzzi Argentina y BankBoston.

Carlos García Chafuén. El señor García Chafuén es Contador Público graduado en la Universidad de Buenos Aires y se ha desempeñado en su cargo actual desde marzo de 1996. Con anterioridad, el señor García Chafuén prestó servicios en diversos cargos ejecutivos en Coopers & Lybrand, Harteneck, López & Cía e IBM Argentina S.A.

David Dalmasso. El señor Dalmasso es Contador Público graduado en la Universidad Nacional de Rosario. El señor Dalmasso ha prestado servicios a Camuzzi Argentina desde 1994 y a las Sociedades desde noviembre de 2000.

Marcelo Martinó. El señor Martinó es Contador Público graduado en la Universidad de Buenos Aires y ha sido asesor de las Sociedades desde 1993. El señor Martinó mantiene su cargo actual desde noviembre de 2000.

Federico Zuanich. El señor Zuanich es Abogado graduado en la Universidad de Buenos Aires. Ha prestado servicios a las Sociedades desde 1994 y mantiene su cargo actual desde noviembre de 2000. Con anterioridad, el señor Zuanich se desempeñó en la Comisión Nacional de Valores y en la Justicia Nacional de Capital Federal.

Luciano Paladini. El señor Paladini es Contador Público graduado en la Universidad de Belgrano y ha prestado servicios a las Sociedades desde 1994. Ha mantenido su cargo actual desde noviembre de 2000. Con anterioridad, el señor Paladini prestó servicios como Analista Senior de Planeamiento de Macrosa del Plata S.A.

Néstor Yllera. El señor Yllera es Abogado graduado en la Universidad de Buenos Aires y ha prestado servicios a las Sociedades desde 1993. Se ha desempeñado en su actual cargo desde mayo de 1999. Con anterioridad, el señor Yllera se desempeñó como asesor legal de Indupa S.A.

Héctor Pérez Llana. El señor Pérez Llana es Ingeniero Industrial graduado de la Universidad Católica Argentina y realizó un Master en Administración de Empresas en la UCA - Escuela Organización Industrial de Madrid. El señor Pérez Llana se desempeñó en las oficinas de los Estados Unidos de Hughes Tool Company como Gerente de Proyectos, Gerente de Planta y Gerente de Planeamiento. El señor Pérez Llana se desempeña en su cargo actual desde junio de 1998.

Carina Carrasco. La señora Carrasco es Licenciada en Comercialización graduada en la Universidad de Ciencias Empresariales y Sociales y se encuentra cursando una "Maestría en Gestión de la Comunicación en las Organizaciones" en la Universidad Austral. Con anterioridad se desempeñó como Jefe de Relaciones Institucionales de TGS. La señora Carrasco se desempeña en su cargo actual desde agosto de 2001.

Diego Stabile. El señor Stabile es Ingeniero Industrial graduado en la Universidad de Buenos Aires.
Con anterioridad se desempeñó como Jefe de Ingeniería de Swift, fue asistente del presidente en Ray-O-Vac (México), Gerente Industrial en Compañía Introductora de Buenos Aires S.A. (Dos Anclas), Gerente General de Frigorífico Rioplatense, y desde 1993 se desempeñó como Gerente de Operaciones de Litoral Gas S.A. El señor Stabile se desempeña en su cargo actual desde julio de 2001.

Comisión Fiscalizadora de las Sociedades

De conformidad con la Ley de Sociedades Comerciales, Pampeana y Sur mantienen una Comisión Fiscalizadora que verifica el cumplimiento de las reglamentaciones correspondientes. La totalidad de los miembros de la Comisión Fiscalizadora de las Sociedades son independientes con el significado que le asigna las Normas de la CNV. Las Comisiones Fiscalizadoras de las Sociedades son las siguientes:

Nombre	Edad	Cargo	Fecha de designación
Alfonso Carlos De Laferrere	68	Miembro	24 de abril de 1998
Héctor Maggi	49	Miembro	28 de abril de 1999
Hugo Luppi	56	Miembro	11 de octubre de 2000
Juan Carlos Yemma	58	Suplente	11 de octubre de 2000
Matías Sporleder	46	Suplente	11 de octubre de 2000
Rubén Ruival	59	Suplente	11 de octubre de 2000

Alfonso Carlos De Laferrere. El señor De Laferrere es Abogado graduado en la Universidad de Buenos Aires. Es miembro de la Comisión Fiscalizadora de Sur desde 1993. El señor De Laferrere es también miembro de la Comisión Fiscalizadora de Sodigas Pampeana y Sodigas Sur. Asimismo se desempeña como Presidente de Fundaria S.A. y como Vicepresidente de Liag Argentina S.A. y Agromin Argentina S.A. Es director de Fratelli Branca, Destilerías S.A., Marifran Internacional S.A., Exabel S.A., Sociedad Comercial del Plata S.A., Sodigas Pampeana, Sodigas Sur, EDEA, IEBA, BAECO, Camuzzi Argentina, Transpa, Trelpa, Invergas, Gesell Gas, CS Sur, EDERSA, Aguas de Balcarce y Aguas de Laprida.

Héctor Maggi. El señor Maggi es Contador Público graduado en la Universidad de Buenos Aires y realizó un Master en Administración de Empresas en IDEA. El señor Maggi ha sido miembro de la Comisión Fiscalizadora de Pampeana y Sur desde abril de 1999. El señor Maggi es también miembro de la Comisión Fiscalizadora de Sodigas Sur y Sodigas Pampeana, B.J. Services S.A., Chevrolet S.A., Lufkin Argentina S.A., Monsanto Argentina S.A., Hidroneuquén S.A., GMC Compañía Financiera S.A., Invergas, CS Sur, Hidroeléctrica Alicurá S.A., Gesell Gas, Solvay Indupa S.A. y Rodamientos FAG S.A.

Hugo Luppi. El señor Luppi es Contador Público graduado en la Universidad de Buenos Aires. El señor Luppi ha sido socio de Deloitte & Touche desde 1979 y prestado servicios como Presidente y Gerente General de Deloitte & Touche desde 2000. El señor Luppi es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Organizó y dirigió numerosas actividades académicas en la Facultad de Ciencias Económicas de la Universidad de Buenos Aires. El señor Luppi es miembro del Comité Técnico de la Federación Argentina de Consejo Profesional de Ciencias Económicas. El señor Hugo Luppi es síndico titular de, entre otras, Pampeana, Sur, Sodigas Pampeana, Sodigas Sur, Invergas, Gesell Gas, Basf Argentina S.A., Basf Piluretano S.A., BNL Inversores Argentina S.A., BNL Valores S.A. Sociedad de Bolsa, Information Technology Acquisition Corporation S.A., Rombo Ahorro Para Fines Determinados S.A., Petrouruguay S.A., Canale S.A., Celulosa Argentina S.A., Garovaglio y Zorraquín S.A., Metalúrgica Tandil S.A., Renault Argentina S.A., Decker Indelqui S.A., Plan Rombo S.A., Klaukol S.A. y Nabisco Argentina S.A.

Juan Carlos Yemma. El señor Yemma es Contador Público graduado en la Universidad de Buenos Aires. El señor Yemma es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Yemma es también miembro de la Comisión Fiscalizadora de Renault Argentina S.A. y sus compañías vinculadas, General Motors de Argentina S.A., General Motors Acceptance Corp., Prestolite Indiel Argentina S.A., Celulosa Argentina S.A., Monsanto Argentina S.A., Nobleza Piccardo S.A., Merrill Lynch Argentina S.A., Sociedad Comercial del Plata S.A., Compañía General de Combustibles S.A., Schering Plough Argentina S.A., Frigorífico Rioplatense S.A., Procter and Gamble, Südelektra S.A y Glencore S.A. El señor Yemma ha sido socio de Deloitte & Touche desde 1977, donde se especializa en cuestiones impositivas.

Matías Sporleder. El señor Sporleder es Abogado graduado en la Universidad de Belgrano y ha realizado un Master en Negociación en la Universidad Católica Argentina. El señor Sporleder es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. El señor Sporleder es socio del Estudio Moltedo.



Rubén Ruival. El señor Ruival es Contador Público graduado en la Universidad de Buenos Aires. El señor Ruival se desempeñó como Presidente del Directorio de Deloitte & Touche. El señor Ruival es miembro de la Comisión Fiscalizadora de las Sociedades desde octubre de 2000. Es miembro del Comité Ejecutivo del Consejo de Impuestos del Consejo Profesional de Ciencias Económicas. El señor Ruival ha expuesto y presidido en varios seminarios de impuestos y ha enseñado finanzas e impuestos en varias universidades.

Remuneración

De acuerdo con la legislación argentina, toda remuneración abonada a los directores debe ser aprobada por la asamblea ordinaria de accionistas de la Sociedad correspondiente. El total de la remuneración anual abonada a los miembros del Directorio no puede ser superior al 5 % de las utilidades netas actualizadas de la Sociedad (definidas como las utilidades netas menos los montos asignados a reservas legales y otras reservas obligatorias y pérdidas acumuladas, de haberlas, más el total de las remuneraciones de los miembros del Directorio y de la Comisión Fiscalizadora) para el ejercicio en cuestión, salvo que se distribuyan dividendos en dicho ejercicio. De todas formas, existe un tope para el total de las remuneraciones de los miembros del Directorio, establecido como el 25 % de las utilidades netas de la Sociedad al momento del pago de dividendos. Estos porcentajes pueden superarse, (i) en el caso de los directores que cumplan funciones ejecutivas o ejerzan comisiones especiales, y (ii) con la aprobación de la asamblea de accionistas. El estatuto social de las Sociedades no establece remuneraciones mínimas ni máximas para los directores, más allá de las establecidas por la legislación argentina.

Durante el ejercicio económico 2000, el monto total de compensación a directores, miembros de la Comisión Fiscalizadora y gerentes de las Sociedades fue de aproximadamente $ 3,2 millones. De dicho monto, $ 80.845 corresponde a los directores de Pampeana, $ 36.000 a los directores de Sur, y $ 2.968.487 a los gerentes de Pampeana. Los gerentes desempeñan sus funciones tanto para Pampeana como para Sur, por lo que los costos de remuneración se imputan de acuerdo a la composición de la cartera de clientes de cada una de las Sociedades. Al respecto, ver la sección "*Actividades -- Recursos humanos*". Las Sociedades no ofrecen a sus gerentes y directores ningún programa de jubilaciones o retiros. Ver la sección "*Actividades – Recursos humanos*".

01957

COMPOSICION ACCIONARIA

Generalidades

Sodigas Pampeana mantiene en la actualidad el 86,09 % del capital accionario de Pampeana y Sodigas Sur mantiene el 90 % del capital accionario de Sur. El restante 13,91 % del capital de Pampeana es mantenido por otros accionistas (aproximadamente el 13,65 %) y el Banco de la Nación Argentina (0,26 %), a través de un fideicomiso en garantía, en beneficio de los empleados que integraban el PPP (según se define más adelante) de Pampeana. El restante 10 % de las acciones ordinarias de Sur son mantenidas por su PPP.

Con anterioridad a octubre de 2000, el Gobierno mantenía 20 % de capital accionario de Pampeana pero decidió vender su participación en un remate bursátil en la BCBA. A través de dicho remate, Sodigas Pampeana adquirió una participación adicional de 6,4 % en Pampeana, incrementando su participación de 70,86 % a 77,21 %. Los fondos de jubilaciones y pensiones de la Argentina adquirieron la participación remanente en Pampeana del 13,65 %. El precio que abonó Sodigas Pampeana y los fondos de jubilaciones y pensiones por cada acción de Pampeana fue de U$S 1,10. Además, el 11 de octubre de 2000, Camuzzi Argentina transfirió su participación directa de 8,88 % en Pampeana a Sodigas Pampeana, incrementando esta última su participación de 77,21 % a 86,09 %.

El capital accionario de cada una de las Sociedades está dividido en acciones ordinarias Clase A, Clase B y Clase C. El 51 % del capital de Pampeana se encuentra representado por acciones Clase A, el 39,86 % se encuentra representado por acciones Clase B y el 9,14 % se encuentra representado por acciones Clase C. Un porcentaje de las acciones Clase C de Pampeana es mantenido, a través de un fideicomiso en garantía, por el Banco de la Nación Argentina en su carácter de fiduciario y en beneficio de los empleados que integraban el PPP de Pampeana que representan el 0,26 % del capital accionario de Pampeana. El 51 % del capital de Sur se encuentra representado por acciones Clase A, el 39 % se encuentra representado por acciones Clase B y el 10 % se encuentra representado por acciones Clase C. Las acciones Clase C de Sur se encuentran asignadas a sus empleados. Los accionistas de las Sociedades no tienen diferentes derechos de voto entre sí.

El cuadro siguiente muestra la estructura de las tenencias de capital de Pampeana y Sur a la fecha del presente Prospecto.


Camuzzi Argentina
Sempra Energy (Denmark-1) ApS
56,91 %
43,09 %
Programa de Propiedad Participada
Sodigas Sur
Sodigas Pampeana
Otros accionistas(1)
Banco de la Nación Argentina(2)
10,0 %
90,0 %
86,09 %
13,65 %
0,26 %
Sur
Pampeana

Notas:
(1) La expresión "Otros accionistas" se refiere a los titulares de acciones adquiridas en la BCBA.
(2) La tenencia de la participación de Banco de la Nación Argentina en Pampeana, correspondiente al personal que integraba el PPP, se mantiene de conformidad con el contrato de fideicomiso en garantía descripto en "– *Programa de propiedad participada*" de la presente sección.

01958

El siguiente cuadro refleja la cantidad de acciones y el porcentaje sobre las acciones en circulación de cada clase de la que resulta titular cada uno de los accionistas de las Sociedades a la fecha del presente Prospecto.

	Pampeana					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
Titular	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Pampeana	169.973.335	51,00 %	87.360.609	26,21 %	29.594.250	8,88 %
Administradoras de Fondos de Jubilaciones y Pensiones	–	–	45.493.000	13,65 %	–	–
Banco de la Nación Argentina	–	–	–	– %	859.855(1)	0,26
Total	169.973.335	51,00 %	132.853.609	39,86 %	30.454.105	9,14 %

Nota:
(1) Acciones mantenidas de conformidad con el contrato de fideicomiso en garantía descripto en *"Programa de propiedad participada"* en esta sección.

	Sur					
	Acciones Clase A		Acciones Clase B		Acciones Clase C	
Titular	Monto	Porcentaje	Monto	Porcentaje	Monto	Porcentaje
Sodigas Sur	88.753.306	51,00 %	67.870.175	39,00 %	–	–
Programa de propiedad participada	–	–	–	–	17.402.609	10,00 %(1)
Total	88.753.306	51,00 %	67.870.175	39,00 %	17.402.609	10,00 %

Nota:
(1) Los directores y gerentes de Sur, en conjunto, mantienen aproximadamente el 0,06 % de las Acciones Clase C.

Accionistas principales

A la fecha del presente, Camuzzi Argentina es el principal accionista de Sodigas Pampeana y Sodigas Sur con una participación del 56,91 % en cada una de las dos sociedades. Camuzzi Argentina es una sociedad argentina constituida el 13 de julio de 1992 y cuyo capital accionario pertenece mayoritariamente a Camuzzi, principal empresa distribuidora privada de gas natural de Italia. A octubre de 2001, la participación remanente del 43,09 % en Sodigas Pampeana y Sodigas Sur era mantenida por Sempra. Sempra es una afiliada de Sempra Energy (a través de Sempra Energy International), el accionista principal de Southern California Gas Company, el mayor distribuidor de gas natural en los Estados Unidos. El 11 de octubre de 2000, Sempra Energy International adquirió las acciones de CNG Cayman Three Limited ("CNG Cayman"), una afiliada de CNG International Corporation, quien era titular del 21,545 % de las acciones de Sodigas Pampeana y Sodigas Sur. Asimismo, el 1° de octubre de 2001, SEI Cayman Gas Holding Company (antes CNG Cayman) transfirió a Sempra el 21,545 % de su participación accionaria en Sodigas Pampeana y Sodigas Sur.

En octubre de 2000, entró en vigencia un nuevo acuerdo de accionistas celebrado entre Camuzzi Argentina y Sempra (el "Acuerdo de Accionistas") que regula la administración de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades. El Acuerdo de Accionistas regula (i) la elección de los miembros del Directorio de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (ii) la elección de los miembros de la Comisión Fiscalizadora de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iii) la elección de ciertos gerentes, incluyendo al presidente de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, (iv) la aprobación de ciertas cuestiones que requieran el voto de los directores y accionistas de Sodigas Pampeana, Sodigas Sur y cada una de las Sociedades, y (v) otras cuestiones relativas al control.

No se han celebrado contratos de opciones sobre las acciones de las Sociedades ni se ha realizado una modificación del capital social en los últimos tres años que haya dado lugar a la emisión de acciones.

El 31 de mayo de 2001, las Sociedades notificaron a la BCBA y a la CNV el inicio de estudios relativos a una posible fusión con cada una de sus respectivos accionistas principales (Sodigas Pampeana y Sodigas Sur). A la fecha del presente Prospecto, las Sociedades continúan dicho proceso de análisis.

Programas de propiedad participada

En cumplimiento de la Ley de Reforma del Estado, parte del personal de cada una de las Sociedades, entre ellos los ex-empleados de Gas del Estado, tiene el derecho a participar en los respectivos programas de propiedad participada ("PPP") de cada una de las Sociedades. En relación con la privatización de ciertas empresas públicas incluyendo a Gas del Estado, el Gobierno instrumentó los PPP de acuerdo con los cuales las acciones de las sociedades privatizadas serían vendidas por el Gobierno a los empleados. De acuerdo con el PPP, a principios de 1994, el 10 % de las acciones de cada una de las Sociedades fueron transferidas por el Gobierno al Banco de la Nación Argentina quien actúa como fiduciario, en beneficio de los empleados de Gas del Estado que continuaron como empleados de las Sociedades al 28 de diciembre de 1992 y que eligieron participar en el PPP antes del 31 de julio de 1993. Los empleados comprendidos en este régimen tienen derecho a comprar estas acciones, ya sea pagando por ellas en efectivo o destinando al precio de compra los dividendos anuales que pagan las Sociedades respecto de dichas acciones más un 50 % del bono de participación en las ganancias que se debe pagar anualmente a los empleados (0,5 % de los ingresos netos de las Sociedades para la totalidad de los empleados). Hasta la integración total del pago, el fiduciario mantendrá la custodia de estas acciones. Los empleados participantes tienen derechos preferenciales a participar en cualquier aumento de capital, a fin de mantener su actual participación en el capital. Las acciones ordinarias Clase C votan como una sola clase en las respectivas asambleas de accionistas de las Sociedades. Las acciones ordinarias Clase C no pueden ser transferidas excepto a otras personas que sean empleados; cuando un empleado participante se desvincula de la respectiva Sociedad, las acciones deben venderse a otros empleados o al fondo de recompra del PPP, para ser ofrecidas nuevamente a otros empleados. Las acciones ordinarias Clase C de cada Sociedad que estén totalmente integradas pueden, sin embargo, ser convertidas en acciones ordinarias Clase B de la respectiva Sociedad si los tenedores de acciones ordinarias Clase C aprueban la conclusión del PPP y, cuando ello ocurra, podrán ser transferidas libremente a terceros. Los tenedores de acciones Clase C pueden acordar que se restrinjan aún más las posibilidades de transferencia aplicables a dichas acciones.

La cantidad de acciones que cada empleado podía comprar se determinaba mediante una fórmula que tomaba en cuenta varios aspectos, tales como el ingreso anual, los familiares a cargo y la antigüedad (incluyendo los años de servicio en Gas del Estado). El Decreto N° 265/94 de fecha 16 de febrero de 1994 promulgado por el Gobierno ratificó que el valor de compra de las acciones ordinarias Clase C, es equivalente al 10 % del capital total de cada Sociedad. El valor por cada acción que deberán pagar los participantes del PPP se obtiene al dividir el precio total que Pampeana o Sur pagaron por la adquisición del 70 % y 90 % de la respectiva Sociedad por la cantidad total de acciones ordinarias Clase A y B de dicha Sociedad adquirida por Sodigas Pampeana o Sodigas Sur, respectivamente. De este modo, los empleados de cada Sociedad debían pagar el mismo precio por cada acción ordinaria Clase C que el pagado por cada acción en la privatización de Gas del Estado por el comprador de la Sociedad. Luego del 31 de diciembre de 1993, las acciones destinadas al PPP podían ser adquiridas a su valor libros determinado sobre la base del balance aprobado más reciente. Todas las acciones ordinarias Clase C de cada Sociedad quedarán en poder del Banco de la Nación Argentina en virtud de un contrato de fideicomiso hasta que sean pagadas en su totalidad por sus respectivos titulares. Una vez realizado el pago se entregarán a los empleados. La integración total de dichas acciones se garantiza mediante una prenda, que se levantará cuando todas las acciones estén totalmente integradas. Los tenedores de acciones ordinarias Clase C de cada Sociedad tienen derecho a elegir un representante que integre el Directorio de la Sociedad respectiva. Dicho representante se elige en una asamblea especial de los tenedores de acciones ordinarias Clase C, que se celebrará alrededor de la fecha en que se celebren las asambleas de accionistas de cada Sociedad.

El 30 de diciembre de 1996, los participantes en el PPP de Pampeana acordaron vender 1.622.000 acciones ordinarias Clase C a Sodigas Pampeana. Luego de ser ratificado por el Banco de la Nación Argentina, en su carácter de fiduciario, las acciones ordinarias Clase C vendidas a Sodigas Pampeana fueron, una vez removidas del PPP, canjeadas por acciones ordinarias Clase B. Como resultado de la venta, los tenedores de acciones Clase C eran titulares de aproximadamente 9,5 % de Pampeana, mientras que Sodigas Pampeana aumentaba su participación a aproximadamente 70,5 %. En mayo de 1999, Sodigas Pampeana adquirió 1.252.000 acciones Clase C del PPP de Pampeana, incrementando, por tanto, su participación en ≃ 0.38 % de 70,5 % a 70,9 %. En junio de 1999, dichas acciones adquiridas fueron removidas del PPP de Pampeana y canjeadas por acciones ordinarias Clase B. El 27 de marzo de 2000, los participantes en el PPP de Pampeana acordaron vender a Camuzzi Argentina

29.594.250 acciones ordinarias de las 30.454.105 acciones ordinarias Clase C en circulación (representativas del 8,88 % del capital de Pampeana). Camuzzi, subsecuentemente, transfirió su participación directa del 8,88 % en Pampeana a Sodigas Pampeana el 11 de octubre de 2000. Las 859.855 acciones ordinarias Clase C de Pampeana que permanecen en circulación (representativas del 0,26 % del capital social de Pampeana) continúan siendo mantenidas en fideicomiso por el Banco de la Nación Argentina. El PPP de Pampeana como tal ha finalizado. Pampeana considera que las restantes acciones ordinarias Clase C serán canjeadas por acciones ordinarias Clase B.

Sociedades controladas por las Sociedades

Pampeana posee aproximadamente el 100 % del capital accionario de "Invergas", empresa que controla a "Gesell Gas". Gesell Gas es una empresa subdistribuidora de gas natural en el Municipio de Villa Gesell, provincia de Buenos Aires, y provee gas natural a aproximadamente 2.500 clientes en virtud de un contrato de concesión por un término de 10 años, el cual podrá ser prorrogado a su vencimiento. Sur adquirió recientemente aproximadamente el 100 % del capital accionario de CS Sur, una sociedad dedicada a la comercialización de gas licuado en garrafas y/o cilindros y/o a granel, y a la prestación de servicios administrativos, comerciales y técnicos.

Restricciones a la transferencia de acciones

En los Documentos de la Privatización existen ciertas restricciones a la capacidad de Sodigas Pampeana y Sodigas Sur de transferir las acciones de las Sociedades.

En virtud de los Documentos de la Privatización que establecen los términos y condiciones de la privatización de Gas del Estado, Sodigas Pampeana y Sodigas Sur pueden transferir una parte de sus participaciones en las Sociedades en la medida en que sus participaciones en el capital accionarios y en los derechos a voto en Pampeana y Sur, respectivamente, no resulte inferior al 51 %. Si Sodigas Pampeana y Sodigas Sur tienen la intención de efectuar una venta de la totalidad o una parte de sus tenencias en Pampeana y Sur que resulte en una participación accionaria inferior a dicho porcentaje, deben contar previamente con la aprobación del ENARGAS. La venta por parte de Sodigas Pampeana y Sodigas Sur de su participación mayoritaria debe efectuarse por el 51 % total de la participación o, si la transferencia de dichas acciones no constituye una venta, la parte inversora debe adquirir la participación última de no menos del 51 % y debe demostrar que la respectiva transacción no menoscabará la calidad del sistema operativo y que el Contrato de Asistencia Técnica continuará en vigencia. Los accionistas de Sodigas Pampeana pueden vender más del 49 % de sus acciones solamente si cuentan con la autorización previa del ENARGAS.

Las restricciones mencionadas anteriormente a la transferencia de acciones de Pampeana y Sodigas Pampeana incluidas en los Documentos de la Privatización son idénticas a las restricciones a la transferencias de acciones aplicables a Sur y a Sodigas Sur, respectivamente. Asimismo, Sodigas Pampeana o Sodigas Sur, a los ocho años posteriores a la privatización de activos de sus respectivas concesiones, pueden solicitar al ENARGAS que autorice la liquidación de los mismos y la asignación de las participaciones en Pampeana o Sur a los accionistas, respectivamente. Mientras se encuentren vigentes cualquiera de las restricciones mencionadas anteriormente a la transferencia de acciones de cualquiera de las Sociedades, se les prohíbe a Sodigas Pampeana y Sodigas Sur emitir garantías u otorgar derechos de garantía respecto de dichas acciones.

Descripción de los Estatutos

A continuación se efectúa un breve resumen de las principales disposiciones relativas a los estatutos de las Sociedades, los cuales son sustancialmente similares entre sí. Pampeana fue inscripta como sociedad anónima por ante la Inspección General de Justicia (la "IGJ") el 1° de diciembre de 1992, bajo el número 11674 del libro 112, tomo A de Sociedades Anónimas, conforme al régimen establecido en la Ley N° 19.550 (la "Ley de Sociedades Comerciales"). Sur fue inscripta como sociedad anónima por ante la IGJ con fecha 1° de diciembre de 1992, bajo el número 11676 del libro 112, tomo A de Sociedades Anónimas. Con fecha 11 de octubre de 2000, las Sociedades modificaron sus respectivos estatutos sociales (los "Estatutos") los que aún se encuentran pendientes de aprobación por parte de la CNV. A la fecha del presente Prospecto, no ha finalizado el trámite que solicita la aprobación de la CNV de los Estatutos, por lo cual no puede asegurarse que, como resultado de los comentarios de la CNV, los Estatutos descriptos a continuación no sean modificados.



Objeto. De conformidad con el artículo 4° de los Estatutos, las Sociedades tienen por objeto la prestación del servicio público de distribución de gas natural por cuenta propia, o de terceros, o asociada a terceros en el país. Las Sociedades podrán realizar a tales efectos, todas aquellas actividades complementarias y subsidiarias que se vinculen con su objeto social, teniendo para ello plena capacidad jurídica para adquirir derechos y contraer obligaciones y ejercer todos los actos que no le sean prohibidos por las leyes o sus Estatutos, inclusive cumplir mandatos y comisiones, prestar servicios de mantenimiento de gasoductos, y asistencia técnica, construcción de obras y demás actividades accesorias o vinculadas a la distribución de gas natural. Podrán, asimismo, realizar cualquier tipo de operaciones financieras, en general, con exclusión de las previstas en la ley de entidades financieras, y constituir y participar en sociedades por acciones invirtiendo el capital necesario a tales fines.

Capital. Según los Estatutos, por decisión de la asamblea, las Sociedades podrán solicitar a las autoridades competentes que todas o algunas clases de acciones representativas del capital social sean admitidas a la cotización en bolsas y/o mercados de valores nacionales y/o extranjeros. En tanto las Sociedades estén autorizadas a hacer oferta pública de sus acciones, la cifra del capital y su evolución figurarán en el balance de cada una de las Sociedades conforme resulte de los aumentos de capital inscriptos en el Registro Público de Comercio. Para un mayor detalle del capital social de cada una de las Sociedades, ver en esta sección "-- *Generalidades*".

Emisión de acciones ordinarias correspondiente a futuros aumentos de capital. La emisión de acciones ordinarias correspondiente a los futuros aumentos de capital deberá hacerse en la proporción de 51 % de acciones Clase A, y de 49 % la suma de acciones Clase B y acciones Clase C, manteniéndose entre estas dos clases la misma relación existente, a la fecha de resolverse la respectiva emisión. Los accionistas Clases A, B y C tendrán derecho de preferencia en la suscripción de las nuevas acciones que emitan las Sociedades, dentro de su misma clase y en proporción a sus respectivas tenencias accionarias, y de acrecer en los términos previstos por el artículo 194 y siguientes de la Ley de Sociedades Comerciales. De existir un remanente no suscripto de acciones, las mismas podrán ser ofrecidas a terceros. Cuando se emitan y se llame a suscribir acciones Clase C, el plazo de integración será el máximo autorizado por la ley.

Restricciones a la transferencia. Las acciones clase A sólo podrán ser transferidas con la previa aprobación del ENARGAS u organismo que lo reemplace en sus funciones.

Emisión de bonos de participación. En el marco del PPP, los Estatutos de las Sociedades prevén que éstas emitirán, a favor de sus empleados de todas las jerarquías con relación de dependencia, bonos de participación para el personal en los términos del artículo 230 de la Ley de Sociedades Comerciales, en forma tal de distribuir entre los beneficiarios un porcentaje de las ganancias del ejercicio, después de impuestos, equivalente a 0,5 %. La participación correspondiente a los bonos deberá ser abonada a los beneficiarios al momento en que deberá efectuarse el pago de los dividendos. Los títulos representativos de los bonos de participación para el personal deberán ser entregados por las Sociedades a sus titulares. Los Estatutos establecen que los bonos de participación para el personal serán personales e intransferibles y su titularidad cesará con la extinción de la relación laboral, sea cual fuere su causa, sin dar por ello derecho a acrecer a los demás bonistas. Según los Estatutos, las Sociedades emitirán una lámina numerada por cada titular, especificando la cantidad de bonos que le corresponden, el título será documento necesario para ejercitar el derecho del bonista. Se dejará constancia en el mismo de cada pago. Las condiciones de emisión de los bonos sólo serán modificadas por asamblea especial convocada en los términos de los artículos 237 y 250 de la Ley de Sociedades Comerciales. La participación correspondiente a los bonistas será computada como gasto y exigible en las mismas condiciones que el dividendo. En caso de emisión de acciones correspondientes a los futuros aumentos de capital en que acciones Clase C no hubiesen sido totalmente integradas, hasta el 50 % de la participación correspondientes a cada tenedor de acciones Clase C podrá ser destinado a la integración del saldo adeudado.

Representación de las acciones; indivisibilidad. Las acciones no se representarán en títulos sino que se inscribirán en cuentas llevadas a nombre de sus titulares en las Sociedades y/o bancos comerciales y/o de inversión y/o cajas de valores autorizados, según lo disponga el Directorio. Las acciones podrán emitirse a través de certificados globales de las acciones integradas con los requisitos exigidos por la legislación vigente; cuando los certificados globales se inscriban en regímenes de depósito colectivo serán considerados definitivos, negociables e indivisibles. Asimismo, los Estatutos prevén que las acciones son indivisibles. Si existiese copropiedad la representación para el ejercicio de los derechos y el cumplimiento de las obligaciones deberá unificarse. Las limitaciones a la propiedad y transmisibilidad de las acciones deberán constar en los certificados de la entidad depositaria.

Acciones preferidas. Los Estatutos disponen que las Sociedades podrán emitir acciones preferidas, las que, según lo determine la asamblea que resuelva su emisión, otorgarán las siguientes preferencias patrimoniales: (i) gozarán de un dividendo fijo o variable, con o sin participación adicional y acumulativa o no por uno o más ejercicios, pudiendo establecerse un dividendo mínimo y máximo; (ii) podrán ser rescatables total o parcialmente; convertibles o no en acciones ordinarias; (iii) podrán tener preferencia en la devolución del importe integrado en caso de liquidación de las Sociedades; (iv) podrán participar en la capitalización de reservas o fondos especiales y en procedimientos similares por los que se entreguen acciones integradas; (v) podrán emitirse en la moneda y con las cláusulas de ajuste que admita la legislación vigente; y (vi) no gozarán de derecho de voto, excepto en los supuestos previstos por el artículo 217 de la Ley de Sociedades Comerciales.

Mora en la integración de las acciones. En caso de mora en la integración de acciones, las Sociedades podrán tomar cualquiera de las medidas autorizadas por el artículo 193 de la Ley de Sociedades Comerciales.

Empréstitos. Las Sociedades podrán contraer empréstitos en forma pública o privada, mediante la emisión de debentures u obligaciones negociables y cualquier otro título circulatorio dentro o fuera del país y en las monedas que establezca. Además, los Estatutos permiten que se emitan debentures con garantía flotante, con garantía especial o con garantía común, pudiendo serlo en moneda nacional o extranjera y convertibles o no en acciones de acuerdo al programa de emisión.

Asambleas ordinarias

Frecuencia. Los Estatutos establecen que las Sociedades celebrarán sus asambleas al menos una vez por año. Asimismo, los accionistas celebrarán las asambleas que consideren oportunas siempre que sean solicitadas por cualquier accionista titular de al menos el 5 % del capital social. Al recibir tal solicitud, el Directorio convocará a una asamblea de accionistas para que se celebre dentro de los 40 días de recibido el pedido por tal accionista.

Convocatorias. Las asambleas de accionistas serán convocadas con al menos 30 días de anticipación a la fecha de su celebración, las que para ser válidamente convocadas requerirán además de los recaudos establecidos por la ley y los Estatutos. Salvo acuerdo unánime de los accionistas en sentido contrario, la asamblea no podrá tratar ningún asunto que no esté precisamente determinado en el orden del día. Conforme a los Estatutos, el Secretario efectuará todas las publicaciones necesarias para convocar a asambleas ordinarias y extraordinarias.

Orden del Día. El Secretario distribuirá a cada accionista el orden del día completo con los puntos a ser tratados y votados por los accionistas en la asamblea con al menos cinco días de anticipación a la fecha prevista para la celebración de la reunión. Asimismo, el Secretario incluirá con el orden del día distribuido de acuerdo a lo establecido precedentemente, toda documentación relevante para el tratamiento de los puntos del orden del día o, de no resultar posible, hará sus mejores esfuerzos para realizar tal distribución previo a la celebración de la reunión.

Quórum. La asamblea ordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen la mayoría de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran.

Mayorías. Salvo disposición legal en contrario o por lo previsto en los Estatutos, las resoluciones de los accionistas reunidos en asamblea válidamente convocada y con quórum suficiente serán tomadas por el voto favorable de las acciones que representen la mayoría del capital social.

Asambleas especiales. Cuando la asamblea deba adoptar resoluciones que afecten los derechos de una clase de acciones, se requerirá el consentimiento o ratificación de esta clase, que se prestará en asamblea especial regida por las normas establecidas en los Estatutos para las asambleas ordinarias.

Supermayoría de accionistas. Las decisiones que se detallan a continuación deberán ser aprobadas por asamblea con el voto favorable de accionistas titulares de al menos el 80 % de las acciones con derecho a voto: (i) la modificación de los Estatutos de las Sociedades y sus compañías ("Compañía" o "Compañías", tal como se define en esta sección en "-- *Ciertas definiciones aplicables a los Estatutos*") o cualquier otro documento constitutivo de las Sociedades y sus Compañías; (ii) la venta, liquidación, transferencia o cualquier otro acto de disposición, en una o en una serie de transacciones, de activos o bienes de las Sociedades y sus Compañías por un valor igual o superior a U$S 5.000.000, o cualquier venta de los activos de las Sociedades y sus Compañías por precio inferior

a su precio de mercado, excepto como se establezca en (a) el presupuesto anual aprobado de las Sociedades y sus Compañías, (b) el presupuesto de capital anual de las Sociedades y sus Compañías, o (c) el plan financiero quinquenal de las Sociedades y sus Compañías^, (iii) cualquier cambio en la política de generación de utilidades y distribución de las mismas^, (iv) cualquier modificación material del ámbito de responsabilidades de los cargos correspondientes a funcionarios jerárquicos ("Funcionarios Jerárquicos", tal como se define en esta sección en "– *Ciertas definiciones aplicables a los Estatutos*")^, (v) la delegación de cualquier facultad del Directorio de las Sociedades o de sus Compañías a cualquier comité u órgano societario^, (vi) cualquier inversión o transacción (o serie de inversiones o transacciones) en acciones o activos de otra sociedad por un monto superior a U$S 5.000.000^, (vii) cualquier cambio sustancial en los negocios de las Sociedades y de sus Compañías^, (viii) cualquier cambio en la fecha de finalización del ejercicio social de las Sociedades y el de sus Compañías^, (ix) cualquier cambio material en los principios contables de las Sociedades y sus Compañías^, (x) la modificación de la Declaración de Políticas de ^ Etica y Negocios de las Sociedades y sus Compañías^, (xi) cualquier transacción de las Sociedades o sus Compañías con cualquier persona ("Persona", tal como se define en esta sección en "– *Ciertas definiciones aplicables a los Estatutos*"), que beneficie directa o indirectamente a cualquier accionista o afiliada ("Afiliada", tal como se define en esta sección en "– *Ciertas definiciones aplicables a los Estatutos*") en proporción diferente a la tenencia accionaria del accionista beneficiado; (xii) la designación y remoción del auditor interno (el "Auditor Interno", tal como se define en esta sección en "– *Ciertas definiciones aplicables a los Estatutos*") de las Sociedades y sus Compañías^, y (xii) la participación de las Sociedades en cualquier sociedad en la cual las Sociedades, directa o indirectamente, sea titular de al menos el 10 % del capital social y cuyos accionistas no sean exclusivamente las Sociedades o sus accionistas. El artículo del estatuto descripto en el presente párrafo no ha sido conformado administrativamente por el Directorio de la CNV, en virtud de lo cual, el mismo no es oponible a terceros.

Supermayoría especial de accionistas. Ninguna resolución relacionada con los siguientes puntos podrá ser válidamente tomada por el Directorio o la asamblea, a menos que tal resolución haya sido aprobada por cada accionista titular de, por lo menos, el 20 % de las acciones con derecho a voto: (i) el establecimiento de los términos y condiciones de cualquier préstamo efectuado por cualquier accionista a las Sociedades y sus Compañías, excepto préstamos efectuados por cualquier accionista celebrados en términos no menos favorables a las Sociedades que los que hubieran sido celebrados con cualquier tercera parte prestamista^, (ii) la aprobación de contratos, acuerdos o convenios (incluyendo cualquier prórroga, modificación o cesión de los mismos) entre las Sociedades o sus Compañías por una parte, y cualquier accionista o Afiliada (excepto una Compañía), por la otra^, (iii) la fusión, disolución o transformación de las Sociedades y sus Compañías^, (iv) la reducción del capital social de las Sociedades y sus Compañías^, (v) cualquier aumento del capital social de las Sociedades y de sus Compañías ^(vi) el pedido de quiebra o la liquidación de las Sociedades y de sus Compañías^, (vii) cualquier cambio en el auditor externo de las Sociedades y de sus Compañías^, (viii) cualquier aumento o reducción en el número de directores de las Sociedades y de sus Compañías^, (ix) la oferta privada o pública de títulos valores de las Sociedades y de sus Compañías a cualquier Persona, excepto en cuanto fueren ofrecidas a los accionistas en proporción a sus tenencias accionarias, o la toma de cualquier curso de acción que podría sujetar a las Sociedades a la supervisión de autoridades gubernamentales encargadas de controlar o regular la oferta de títulos valores^, y (x) cualquier cambio o modificación, renuncia o apartamiento de cualquier política o práctica de las Sociedades y de sus Compañías.

Asambleas extraordinarias. La asamblea extraordinaria se constituye válidamente en primera convocatoria con la presencia de accionistas que representen el 60 % de las acciones con derecho a voto; en segunda convocatoria se constituye válidamente con la presencia de los accionistas que concurran. Las resoluciones deberán tomarse por la mayoría de los votos presentes.

Autorización previa del ENARGAS. Toda reforma a los artículos relativos al domicilio, la duración (en cuanto se trate de reducción del plazo), el objeto social, el capital de las acciones y las acciones, la representación de las acciones, la transferencia de las acciones ^ Clase A, la emisión de bonos de participación del personal, el consentimiento de los tenedores de acciones ^ Clase A para la reforma de los Estatutos y la fiscalización de las Sociedades requerirá la previa autorización del ENARGAS u organismo que lo reemplace.

Asistencia a las asambleas. Para asistir a las asambleas, los accionistas deberán comunicar a las Sociedades la voluntad de concurrir a las mismas para su registro en el Libro de Asistencia a las Asambleas, con tres ^ días hábiles de anticipación a la fecha fijada para la celebración de la asamblea. Los accionistas podrán hacerse

representar por mandatario, de conformidad con lo establecido en el Artículo 239 de la Ley de Sociedades Comerciales.

El ^ Directorio. Por disposición de los Estatutos, el ^ Directorio de las Sociedades se compone de siete ^ directores titulares y siete directores suplentes, que reemplazarán a los titulares. El término de su elección es de dos ejercicios, pudiendo ser reelegidos. Los ^ directores titulares y suplentes cuyos mandatos hubiesen finalizado permanecerán en sus cargos hasta tanto se designe a sus reemplazantes.

Presidente y vicepresidente. En su primera reunión luego de celebrada la asamblea que designe a los miembros del Directorio, éste designará de entre sus miembros a un Presidente y a un Vicepresidente.

Secretario del Directorio. El Directorio designará a un Secretario a propuesta del Presidente. El Secretario asistirá sin voz y sin voto a las reuniones. Tendrá las funciones ejecutivas que el Directorio le instruya, entre ellas, llevar los libros de actas, efectuar las notificaciones y convocatorias a las reuniones de ^ Directorio y asambleas y emitir las copias certificadas de la documentación emanada del Directorio que se le solicite.

Reemplazo de ^ directores. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún habiéndose incorporado la totalidad de los ^ directores suplentes, la Comisión Fiscalizadora designará a los reemplazantes, quienes ejercerán el cargo hasta la elección de nuevos titulares, a cuyo efecto deberá convocarse a la asamblea ordinaria, según corresponda, dentro de los ^ diez días de efectuadas las designaciones por la Comisión Fiscalizadora.

Garantía. En garantía del correcto cumplimiento de sus funciones, los ^ directores depositarán en la Caja de las Sociedades la suma de $ 1.000 en dinero en efectivo o en valores. Dicho monto podrá ser modificado en los términos y conforme a las pautas y condiciones que fije la asamblea.

Funcionamiento. El Directorio se reúne válidamente con la presencia de la mayoría absoluta de sus miembros. A menos que expresamente se establezca una mayoría distinta en la ley o en los Estatutos, el Directorio adoptará sus resoluciones por mayoría simple de votos presentes y computables. Si existiera quórum, los ^ directores ausentes podrán hacerse representar con derecho a voto en las reuniones de ^ Directorio o por cualquier otro director, por medio de carta-poder conferida en instrumento público o privado, debiendo hacerse constar esta circunstancia en el acta de directorio respectiva. Los directores así representados no quedan eximidos de la responsabilidad inherente a su cargo.

Supermayoría. La aprobación de los asuntos mencionados a continuación deberá contar con el voto favorable de al menos seis directores de acuerdo con las previsiones de los Estatutos: (i) con relación a cualesquier documentos de financiamiento ("Documentos de Financiamiento", tal como se define en esta sección bajo "*– Ciertas definiciones aplicables a los Estatutos*") la modificación sustancial de sus términos, cualquier curso de acción propuesto para resolver un incumplimiento bajo tal Documento de Financiamiento, o cualquier otro curso de acción o decisión que, si fuere adoptado o tomado, podría implicar una violación a dicho Documento de Financiamiento (excepto cursos de acción necesarios para remediar tal incumplimiento); en el entendimiento que, tales cursos de acción se relacionen con el cumplimiento de compromisos, obligaciones de pago o cualesquiera otras obligaciones establecidas en tales Documentos de Financiamiento que las Sociedades o sus Compañías hayan previamente acordado cumplir (y no requisitos adicionales en sustitución de los términos en ellos acordados)^, (ii) la aprobación o modificación relevantes, o serie de modificaciones que tomados en conjunto resulten relevantes, de ^(a) el presupuesto anual operativo de las Sociedades y sus Compañías^, (b) el plan de negocios quinquenal de las Sociedades y sus Compañías^, y (c) el presupuesto de capital anual de las Sociedades (incluyendo cualquier adquisición contemplada) y sus Compañías. Si el Directorio no logra aprobar los términos del presupuesto anual operativo o de capital conforme a las mayorías aquí establecidas, entonces se aplicará interinamente el presupuesto del año anterior, con más un 5 %, pero excluyendo todo o parte de un ítem del presupuesto de un año anterior en la medida en que hubiera sido extraordinario^, (iii) la aprobación de la designación o contratación de Funcionarios Jerárquicos^, (iv) la aprobación de contratos de trabajo o el empleo de cualquier Funcionario Jerárquico sin un contrato de trabajo^, (v) la celebración de una modificación, extensión o terminación de cualquier licencia, permiso o concesión significativos otorgada por el Estado Nacional, Provincial, o Municipal, obtenidos o mantenidos por las Sociedades o sus Compañías, siempre que la legislación requiera que tal curso de acción sea aprobado por los accionistas^, (vi) la iniciación o transacción de cualquier litigio significativo, tanto en sede judicial como administrativa, que afecte las Sociedades o sus Compañías, incluyendo cualquier procedimiento relacionado con el



establecimiento de tarifas por prestaciones de servicios públicos u otras cuestiones regulatorias, pero excluyendo litigios en los que un accionista o una Afiliada que no sea una Compañía es o vaya a ser demandada, en cuyo caso tal accionista no estará facultado para votar con respecto a tal asunto, (vii) la transferencia de activos, (viii) la contratación de asesores externos y consultores (incluyendo contadores, abogados y asesores de inversión), por un importe superior a los U$S 100.000 en el transcurso del ejercicio social, (ix) el otorgamiento de cualquier poder, y (x) la designación y remoción del Secretario del Directorio, con la salvedad que los directores no podrán denegar irrazonablemente el Secretario propuesto por los presidentes de las Sociedades.

Reuniones de Directorio. De conformidad con los Estatutos, el Directorio se reunirá como mínimo una vez por mes y establecerá, en su última reunión del año calendario, el cronograma de reuniones para todo el año siguiente, fijando precisamente las fechas de cada reunión mensual (las "Reuniones Ordinarias"). Cuando un director considere que un hecho o circunstancia excepcional ha ocurrido o puede llegar a ocurrir, de modo tal que sea recomendable celebrar una reunión de Directorio para tratar tal hecho o circunstancia excepcional con anterioridad a la fecha programada para la siguiente Reunión Ordinaria de Directorio, dicho director podrá pedir una reunión extraordinaria de Directorio conforme al procedimiento descripto en "– *Convocatoria de Reuniones Extraordinarias de Directorio*" de esta sección (las "Reuniones Extraordinarias").

Convocatoria y orden del día de Reuniones Ordinarias de Directorio. De conformidad con los Estatutos, cualquier director que desee incluir algún punto en el orden del día, deberá enviarlo al Presidente, con copia al Secretario, con al menos siete días de anticipación al día estipulado para la reunión del Directorio. Ningún asunto podrá ser incluido en el orden del día o tratado en una reunión de Directorio a menos que se encuentre precisamente detallado en el orden del día incluido en la convocatoria a la reunión de Directorio de que se trate, salvo acuerdo unánime en contrario de todos los directores de las Sociedades. El orden del día de las reuniones de Directorio deberá incluir todos los puntos propuestos por los directores o funcionarios de las Sociedades para su tratamiento en tal reunión.

La convocatoria a Reuniones Ordinarias del Directorio será enviada por el Secretario a cada uno de los directores y síndicos al menos cinco días antes al de la fecha de celebración de tal reunión, indicando en dicho orden del día (i) el lugar, fecha y hora de la reunión, (ii) los puntos a ser tratados, y (iii) el nombre del director que propuso cada punto. Asimismo, el Secretario deberá requerir e incluir junto con el orden del día todos los antecedentes necesarios para analizar y tratar cada uno de los puntos del orden del día o, en el caso que no sea posible incluirlos al momento de enviar el orden del día, intentará enviarlos a los directores previo a la reunión del Directorio.

Convocatoria de Reuniones Extraordinarias de Directorio. En el término de dos días hábiles contados desde que el Presidente recibió el pedido de un director solicitando la convocatoria a una Reunión Extraordinaria y siempre que se hayan acreditado los motivos necesarios para solicitar la misma, el Presidente, o el Secretario en su defecto, notificará a los directores de la fecha y orden del día de la Reunión Extraordinaria a ser celebrada de acuerdo con las previsiones de los Estatutos. Los requisitos para la convocatoria y su orden del día serán los mismos establecidos para las Reuniones Ordinarias.

En el supuesto que una Reunión Extraordinaria no pudiese realizarse en la fecha fijada al momento de su convocatoria, el Presidente, por única vez y dentro de los tres días de la fecha estipulada para la primera convocatoria, convocará a una nueva Reunión Extraordinaria a ser celebrada entre cinco y diez días con posterioridad al de la fecha fijada para la primera convocatoria. Los requisitos de la nueva convocatoria y orden del día serán los mismos establecidos para las Reuniones Ordinarias con la excepción que el orden del día contendrá únicamente los temas incluidos en el orden del día de la primera convocatoria, salvo acuerdo en contrario de todos los directores de las Sociedades. Las decisiones adoptadas por el Directorio en las Reuniones Extraordinarias celebradas en su segunda convocatoria serán válidas cuando sean adoptadas con el voto del 80 % de los directores presentes en la reunión, no siendo aplicable en estos casos las supermayorías establecidas en el Artículo 25(b) de los Estatutos.

Reemplazo del Presidente. El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último, debiéndose elegir un nuevo Presidente dentro de los diez días de producida la vacancia. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente sólo estará justificada

en los casos de ausencia o impedimento del Presidente, por el plazo y de conformidad con lo establecido en el artículo anterior.

Facultades. El Directorio se encuentra revestido de las más amplias facultades legales y estatutarias para la administración de las Sociedades. Tiene para ello facultades suficientes para realizar cualquier acto relacionado directa o indirectamente con el objeto social, incluso aquellos a los que se refieren los artículos 1880 y 1881 del Código Civil y el artículo 9 del Decreto-Ley N° 5.965/63 y el artículo 55 del Decreto-Ley N° 4.776/63. Los únicos actos que el Directorio no puede realizar son aquellos prohibidos por la ley, o de otro modo limitados o prohibidos por los Estatutos.

Remuneración de los directores. Las remuneraciones de los miembros del Directorio serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades Comerciales.

Remoción de directores. El accionista que hubiera designado uno o más directores titulares o suplentes tendrá el exclusivo derecho para remover, con o sin causa, los directores titulares o suplentes por él designados, y asimismo tendrá el derecho de designar un nuevo director titular o suplente según sea el caso, para así reemplazar al director que hubiera sido removido en su cargo.

Responsabilidad de los directores. Los directores responden ilimitada y solidariamente por el mal desempeño de su cargo, así como por la violación de la ley o de los Estatutos y por cualquier otro daño producido por dolo, abuso de facultades o culpa grave. Quedarán exentos de responsabilidad quienes, habiendo participado en la deliberación o resolución o habiendo tomado conocimiento de la misma, dejen constancia escrita de su protesta y dieren noticia al síndico, ello antes de que su responsabilidad se denuncie al Directorio, al síndico, a la asamblea, a la autoridad competente, o se ejerza la acción judicial respectiva.

Comisión Fiscalizadora. Los Estatutos disponen que la fiscalización de las Sociedades será ejercida por una Comisión Fiscalizadora compuesta por tres síndicos titulares que durarán un ejercicio en sus funciones. También serán designados tres síndicos suplentes que reemplazarán a los titulares en los casos previstos por el artículo 291 de la Ley de Sociedades Comerciales . Los síndicos titulares y suplentes, cuyo mandato hubiese finalizado, permanecerán en sus cargos hasta tanto se designe a sus reemplazantes. Dos síndicos titulares y sus respectivos suplentes serán elegidos por los tenedores de acciones clase A y el restante titular y su suplente por los restantes tenedores de acciones ordinarias.

Reuniones. La Comisión Fiscalizadora se reunirá por lo menos una vez al mes; también podrá ser citada a pedido de cualquiera de sus miembros, dentro de los cinco días de formulado el pedido al presidente de la Comisión Fiscalizadora o del Directorio, en su caso. Todas las reuniones deberán ser notificadas por escrito al domicilio que cada síndico indique al asumir sus funciones. Las deliberaciones y resoluciones de la Comisión Fiscalizadora se transcribirán a un libro de actas, las que serán firmadas por los síndicos presentes en la reunión. La Comisión Fiscalizadora sesionará con la presencia de sus tres miembros y adoptará las resoluciones por mayoría de votos, sin perjuicio de los derechos conferidos por la ley al síndico disidente. Será presidida por uno de los síndicos elegido por mayoría de votos, en la primera reunión de cada año. En dicha ocasión también se elegirá reemplazante para el caso de ausencia. Dicho presidente representa a la Comisión Fiscalizadora ante el Directorio. Las remuneraciones de los miembros de la Comisión Fiscalizadora serán fijadas por la asamblea, debiendo ajustarse a lo dispuesto por el artículo 261 de la Ley de Sociedades Comerciales.

Auditor interno. Según los Estatutos, el auditor interno tendrá las siguientes responsabilidades: (i) evaluar y determinar el proceso de administración del riesgo comercial de las Sociedades, incluyendo la suficiencia de los medios generales de control y los controles en áreas específicas que impliquen un riesgo comercial y financiero significativos, (ii) evaluar los principales informes financieros previo a la realización de presentaciones ante autoridades gubernamentales competentes o distribuciones internas, y participar en cualesquier Reuniones del Comité Financiero, (iii) evaluar y determinar recomendaciones relevantes de auditores externos relativas a informes financieros, controles, otras cuestiones y respuesta de la administración, así como opiniones de la administración y de auditores acerca de la calidad general de los informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios, (iv) evaluar y determinar el sistema de controles internos de las Sociedades para detectar errores contables y de informes financieros, fraudes y malversaciones de fondos, violaciones a la ley e incumplimiento de políticas corporativas internas, (v) dar particular énfasis a la suficiencia de controles internos relacionados con la exposición en informes sobre pagos, transacciones o procedimientos que

pueden ser consideradas ilegales, (vi) evaluar y determinar el plan anual de auditoría, incluyendo el presupuesto de dichos costos, y el desarrollo del proceso utilizado para llevar a cabo el plan anual de auditoría aprobado por el Directorio, (vii) evaluar y determinar el estado de las actividades de auditoría interna, descubrimientos significativos, recomendaciones y respuestas de la administración, (viii) evaluar y recomendar cualesquier cambios relevantes en principios contables utilizados y la aplicación de tales cambios en informes financieros anuales, cualesquier otros informes financieros e informes financieros provisorios, (ix) determinar cuestiones y riesgos claves de informes financieros, determinar su impacto y potencial efecto en información financiera a ser publicada, procesos utilizados por la administración para abordar tales cuestiones, puntos de vista relacionados del auditor y el fundamento de sus conclusiones, (x) evaluar y determinar conclusiones sobre trabajos de auditoría de fin de año o cualesquier otros trabajos de auditoría con anterioridad a la publicación de los estados financieros, (xi) evaluar y determinar conflictos de interés significativos y transacciones entre partes vinculadas, y (xii) monitorear el cumplimiento de la política de ética y negocios de las Sociedades en conjunto con el Gerente de Recursos Humanos.

Utilidades. De acuerdo con los Estatutos, las ganancias líquidas y realizadas se distribuirán de la siguiente forma: (i) no menos del 5 % y hasta alcanzar el 20 % del capital suscripto por lo menos, para reserva legal, (ii) a remuneración de los integrantes del Directorio y a remuneración de la Comisión Fiscalizadora, (iii) la suma que corresponda para satisfacer el dividendo acumulativo atrasado de acciones preferidas, (iv) la suma para el pago del dividendo fijo de las acciones preferidas, (v) al pago de la participación correspondiente a los bonos de participación para el personal, (vi) las reservas voluntarias o previsiones que la asamblea decida constituir, y (vii) el remanente que resultare se repartirá como dividendo de las acciones ordinarias, sin distinción de clases.

Pago de dividendos. Los dividendos serán pagados a los accionistas en proporción a las respectivas integraciones dentro de los 30 días corridos a partir de su aprobación en la asamblea respectiva.

Dividendos en efectivo. Los dividendos en efectivo aprobados por la asamblea y no cobrados prescriben a favor de las Sociedades luego de transcurridos tres años a partir de la puesta a disposición de los mismos. En tal caso, integrarán una reserva especial, de cuyo destino podrá disponer el Directorio.

Dividendos en acciones. Los Estatutos prevén que el derecho a percibir las acciones correspondientes a los dividendos en acciones y a la capitalización de reservas y saldos de revalúos prescriben en el mismo plazo indicado en la cláusula anterior a favor de las Sociedades. En este caso, las acciones serán puestas a la venta concediéndose derecho de preferencia a los demás accionistas en proporción a sus tenencias y con relación a la clase de acciones que cada uno posea. Los accionistas tendrán también derecho a acrecer, en el caso en que los demás no ejerzan su derecho de preferencia. El Directorio fijará los plazos, condiciones y modalidades del ejercicio del presente derecho, debiendo otorgar una publicidad adecuada al procedimiento. El producido de la venta integrará la reserva especial aludida en el punto anterior. Los derechos correspondientes a las acciones no percibidas quedarán suspendidos hasta tanto las Sociedades hayan tomado razón de su enajenación y en el caso en que las Sociedades dispongan el canje de los títulos valores en circulación, para los tenedores que no hayan retirado las nuevas acciones.

Liquidación. Conforme a los Estatutos, la liquidación de las Sociedades, originada en cualquier causa que fuere, se regirá por lo dispuesto en el capítulo I, sección XIII, artículos 101 a 112 de la Ley de Sociedades Comerciales. La liquidación de las Sociedades estará a cargo del Directorio o de los liquidadores que sean designados por la asamblea, bajo la vigilancia de la Comisión Fiscalizadora. Cancelado el pasivo, incluso los gastos de liquidación, el remanente se repartirá entre todos los accionistas, sin distinción de clases o categorías, y en proporción a sus tenencias de la siguiente forma: (i) será pagado el capital integrado de las acciones preferidas con preferencia en la devolución del importe integrado, (ii) será pagado el capital integrado de las acciones ordinarias y de las restantes acciones preferidas, (iii) serán pagados los dividendos fijos acumulativos de las acciones preferidas pendientes a la fecha, y (iv) el remanente, se repartirá entre los accionistas en proporción a sus tenencias.

Ciertas definiciones aplicables a los Estatutos

"Afiliada" significa, con respecto a cualquier Persona (como se define más abajo), cualquier otra Persona que directa o indirectamente controle a, esté controlada por o esté bajo control común con tal Persona. Para propósitos de esta definición, "control" significa la posesión, directa o indirectamente, del poder para dirigir o causar la

dirección de la administración y políticas de una entidad, ya sea a través de la titularidad de acciones o de cualquier otro modo.

"Compañía" y "Compañías" significa toda sociedad en la cual las Sociedades tenga participación.

"Documentos de Financiamiento" significan aquellos acuerdos que evidencian, aseguran, documentan o de otro modo se relacionan con un crédito otorgado para propósitos de financiamiento (incluyendo, sin limitaciones, créditos de suministro y financiamientos de organismos multilaterales y sus Afiliadas) o refinanciamiento de deuda de, u operaciones de las Sociedades o de una Compañía.

"Funcionarios Jerárquicos" significa el Gerente General, el Gerente Legal, el Gerente Financiero y el Gerente Operativo y aquellos individuos que sean propuestos para ocupar tales cargos.

"Persona" significa un individuo, sociedad anónima, sociedad colectiva o en comandita por acciones, fideicomiso, gobierno, autoridad gubernamental o subdivisión política de dicha autoridad.

Autorización por parte del ente regulatorio. Las siguientes acciones, entre otras, deben contar con la autorización previa del ENARGAS o del organismo que lo reemplace: (i) la modificación de la estructura de capital, (ii) la emisión de nuevas acciones, y (iii) la modificación del derecho del ENARGAS de aprobar las acciones mencionadas.

Las disposiciones relativas a la modificación del capital de las Sociedades son en cierto modo más gravosas que las incluidas en la Ley de Sociedades Comerciales.

01969

TRANSACCIONES CON PARTES RELACIONADAS

Generalidades

A continuación se realiza un breve resumen de las transacciones que han realizado las Sociedades con partes relacionadas durante ejercicios anuales 2000, 1999 y 1998, y por los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000. En cada caso, se considera que cada transacción con partes relacionadas reflejó términos congruentes con aquellos acordados sobre una base de equidad. Salvo por lo descripto a continuación, no se realizaron transacciones significativas con partes relacionadas desde el 30 de junio de 2001.

Transacciones con Camuzzi Argentina

Camuzzi Argentina presta servicios a cada una de las Sociedades de conformidad con el Contrato de Asistencia Técnica celebrado en el año 1992, dichos servicios fueron prorrogados por las partes en diciembre de 2000. Hasta el 28 de diciembre de 2000, el operador técnico recibía una compensación anual fija por parte de cada una de las Sociedades equivalente al monto que resultaba mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias, pero después de deducir la suma fija de U$S 500.000). La nueva compensación anual será equivalente al monto que resulte mayor entre (i) U$S 500.000 o (ii) un 7 % de la ganancia neta de las respectivas Sociedades (antes de deducir intereses netos e impuesto a las ganancias). Asimismo, el operador técnico tiene derecho a recibir un reintegro de hasta $ 300.000 en concepto de gastos por parte de cada una de las Sociedades. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 las Sociedades devengaron un monto total de $ 7,3 millones, $ 7,2 millones y $ 6,8 millones, respectivamente, en concepto de honorarios a Camuzzi Argentina. Durante el período finalizado el 30 de junio de 2001, las Sociedades devengaron $ 2,8 millones y, por el período finalizado el 30 de junio de 2000, las Sociedades devengaron 3,0 millones por los conceptos anteriores.

Asimismo, Camuzzi Argentina le brindó a las Sociedades servicios de mantenimiento de sistemas informáticos y servicios administrativos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998; y por los períodos económicos finalizados el 30 de junio de 2001 y 2000. Las Sociedades devengaron a favor de Camuzzi Argentina un recupero de gastos por asesoramiento administrativo financiero, otros recuperos por gastos administrativos e ingresos por alquileres durante los tres ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, y durante los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Las Sociedades contrataron con Camuzzi Argentina la adquisición de software, compraventa de rodados, honorarios activados por dirección e inspección de obra y gastos diversos durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, por un monto total de aproximadamente $ 2,8 millones.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Camuzzi Argentina por $ 1,5 millón, $ 1,7 millón y $ 1,9 millón, respectivamente. Al 30 de junio de 2001 y 2000, Pampeana y Sur mantenían deudas con Camuzzi Argentina por $ 2,3 millones y $ 4,1 millones, respectivamente.

Transacciones con Sodigas Pampeana y Sodigas Sur

Pampeana y Sur abonan $ 50.000 mensuales en concepto de servicios de asesoramiento financiero a Sodigas Pampeana y Sodigas Sur, respectivamente. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Pampeana devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Pampeana. En los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998, Sur devengó $ 0,6 millón para cada uno de dichos ejercicios en concepto de honorarios a Sodigas Sur. Para los períodos económicos finalizados el 30 de junio de 2001 y 2000, Pampeana y Sur devengaron $ 0,3 millón y $ 0,3 millón, respectivamente, por los servicios de asistencia y gestión financiera.

Con fecha 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,004 millón, $ 0,06 millón y $ 0,2 millón, respectivamente, y con Sodigas Sur de $ 0,06 millón, $ 0,06 millón y $ 0,06 millón, respectivamente.

01970

Al 30 de junio de 2000, las Sociedades mantenían deudas con Sodigas Pampeana por $ 0,03 millón y con Sodigas Sur por $ 0,06 millón. Al 30 de junio de 2001, no se registraron deudas por parte de las Sociedades con Sodigas Pampeana y con Sodigas Sur. Asimismo, las Sociedades registraron un crédito con Sodigas Pampeana de $ 0,07 millón al 30 de junio de 2001 y con Sodigas Sur de $ 0,06 millón y $ 0,02 millón para los períodos económicos al 30 de junio de 2001 y 2000.

Transacciones con Aguas de Laprida y Aguas de Balcarce

Las Sociedades brindaron servicios administrativos y de personal a Aguas de Laprida y Aguas de Balcarce durante los ejercicios 2000, 1999 y 1998. Las sociedades devengaron ingresos por alquileres contratados por Aguas de Balcarce en el ejercicio 2000. Dentro de otras operaciones durante en 2000, se encontraron reembolso de gastos y venta de rodados por montos no significativos.

Al 31 de diciembre de 2000, 1999 y 1998 y al 30 de junio de 2001 y 2000, las Sociedades tenían créditos no significativos con Aguas de Balcarce y con Aguas de Laprida.

Transacciones con IEBA

Las Sociedades brindaron servicios administrativos a IEBA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998. Asimismo, las Sociedades tuvieron en 1998 un recupero de gastos por asesoramiento financiero. Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades registraron créditos con IEBA por $ 0,09 millón, $ 0,1 millón y $ 0,6 millón, respectivamente. Al 30 de junio de 2001 y 2000, las Sociedades poseían créditos con IEBA por $ 0,09 millón y $ 0,08 millón, respectivamente.

Transacciones con EDEA

Las Sociedades generaron ingresos por las ventas de gas natural y el recupero de gastos de administración en los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 y, en los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades generaron ingresos por ventas de gas natural y servicios por mantenimiento informático. A su vez, EDEA vendió a las Sociedades energía eléctrica en los períodos económicos finalizados el 30 de junio de 2001 y 2000.

Al 31 de diciembre de 2000 y 1999, las Sociedades mantenían una deuda no significativa con EDEA. Al 31 de diciembre de 1998, las Sociedades tenían un crédito no significativo con EDEA. Al 30 de junio de 2001, las Sociedades registraron un crédito por $ 0,02 y una deuda no significativa al 30 de junio de 2000.

Transacciones con EDERSA

Las Sociedades brindaron servicios administrativos y de personal a EDERSA durante el ejercicio económico finalizado el 31 de diciembre de 1999. Además, las Sociedades vendieron gas natural a EDERSA durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 0,6 millón, $ 0,6 millón y $ 0,3 millón, respectivamente. En los períodos económicos finalizados el 30 de junio de 2001 y 2000, las Sociedades devengaron por los conceptos expresados más arriba $ 0,3 millón y $ 0,3 millón, respectivamente. EDERSA vendió a las Sociedades energía eléctrica y se le reembolsaron gastos generales.

Al 31 de diciembre de 2000, 1999 y 1998, las Sociedades mantenían créditos con EDERSA por $ 0,06 millón, $ 0,07 millón y $ 0,03 millón, respectivamente. Al 30 de junio de 2001 y 2000, los créditos de Pampeana y Sur ascendieron a $ 0,08 millón y $ 0,06 millón, respectivamente.

Transacciones con Piedra Buena

Pampeana vendió gas natural a Piedra Buena durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 0,9 millón, $ 23,7 millones y $ 52,3 millones, respectivamente. Asimismo, se devengaron gastos diversos a favor de Pampeana. Al 30 de junio de 2000, Pampeana devengó $ 0,9 millón en ventas de gas natural.

Al 31 de diciembre de 1999 y 1998, Pampeana tenía créditos con Piedra Buena por $ 1.9 millón y $ 22.7 millones, respectivamente. Cabe resaltar que, en junio de 2000, Camuzzi Argentina vendió su participación en Piedra Buena dejando de ser esta última una sociedad vinculada a Pampeana.

Transacciones con Energía del Sur S.A.

Sur vendió gas natural a Energía del Sur S.A. durante los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 por $ 7,4 millones, $ 9,3 millones y $ 9,8 millones, respectivamente. Al 30 de junio de 2000, Sur devengó $ 4,7 millones.

Con fecha 31 de diciembre de 1999 y 1998, Sur tenía créditos con Energía del Sur S.A. por $ 2,6 millones y $ 2,7 millones, respectivamente. Cabe resaltar que en diciembre de 2000 Camuzzi Argentina vendió su participación en Energía del Sur S.A. dejando de ser esta última una sociedad vinculada a Sur. Al 30 de junio de 2000, Sur registró un crédito de $ 2,8 millones.

Transacciones con Loma Negra

Las Sociedades vendieron gas natural a Loma Negra durante el ejercicio finalizado el 31 de diciembre de 1998 por $ 4.5 millones. Cabe resaltar que, en marzo de 1998, Loma Negra vendió su participación en Sodigas Pampeana y Sodigas Sur.

Transacciones con CNG Argentina S.A.

Las Sociedades no presentan operaciones de monto significativo con CNG Argentina S.A. Al 30 de junio 2001 y 2000, no hay operaciones con dicha sociedad.

Transacciones con Camuzzi

Las sociedades no presentan operaciones de monto significativo con Camuzzi.

Otras transacciones

Como parte del curso normal de las operaciones, las Sociedades efectuaron transacciones no significativas con determinadas empresas en las cuales algunos de sus directores y accionistas poseen participaciones, en carácter de accionistas o de directores.

Los principales compromisos de las Sociedades están incluidos en el punto 18 – Estados Contables – Notas 5 y 6.

01972



DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES

El siguiente resumen de las Obligaciones Negociables no pretende ser completo y está sujeto y condicionado en su totalidad por remisión al Contrato de Fideicomiso. Los términos en mayúsculas que no se encuentran definidos de otro modo en este Prospecto tendrán el significado que se les asigna en el Contrato de Fideicomiso. Los términos particulares de las Obligaciones Negociables vendidas en virtud de cualquier Informe de Términos y Condiciones complementario a este Prospecto serán los que allí se describan. Los términos y condiciones establecidos en el presente bajo el título "Descripción de las Obligaciones Negociables" se aplican a cada una de las Obligaciones Negociables a menos que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente. Copias del Contrato de Fideicomiso se encuentran disponibles para su inspección en las oficinas establecidas del Fiduciario y de los Agentes de Pago (según se definen en el presente) que se especifican en la contratapa del presente Prospecto.

Generalidades

Las Obligaciones Negociables serán emitidas por las Emisoras de conformidad con un contrato de fideicomiso (el "Contrato de Fideicomiso") celebrado con fecha 11 de diciembre de 1996 entre las Emisoras, The Bank of New York como fiduciario (el "Fiduciario", término que incluirá a todo sucesor en calidad de fiduciario conforme al Contrato de Fideicomiso), como agente principal de pago (el "Agente Principal de Pago" y el agente de pago en Londres y cualquier agente de pago adicional calificado, colectivamente designados en el presente como los "Agentes de Pago"), como agente de transferencia (el "Agente de Transferencia" y cualquiera de los agentes de transferencia adicionales calificados, colectivamente designados en el presente como los "Agentes de Transferencia") y como coagente de registro (el "Coagente de Registro", y junto con el Agente de Registro en la Argentina, sus respectivos sucesores y cesionarios, y cualquier agente de registro adicional calificado, los "Agentes de Registro") y The Bank of New York S.A. como Agente de Registro, Agente de Transferencia y Agente de Pago en la Argentina. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a la totalidad de los cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos en los que se desempeñaba. Ver la sección "*Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro*".

La totalidad de las Obligaciones Negociables emitidas oportunamente por las Emisoras de acuerdo con el Contrato de Fideicomiso y En Circulación (tal como se definen en el Contrato de Fideicomiso) se denominan en el presente como las "Obligaciones Negociables" y el término "Obligación Negociable" será interpretado en forma concordante. Las Obligaciones Negociables que tengan la misma fecha de emisión, precio de emisión, fecha de vencimiento y Fechas de Pago de Interés (tal como se las define en el Contrato de Fideicomiso) pagaderas en la misma moneda, devengando interés a la misma tasa y cuyos términos resulten idénticos independientemente de que las Obligaciones Negociables coticen en una bolsa de comercio, se definen en el presente como una "Clase". Los tenedores de Obligaciones Negociables de cada Clase (cada uno, un "Tenedor de Obligaciones Negociables" o un "Obligacionista") y, en caso de Obligaciones Negociables globales, los titulares de una participación en ellas, y los tenedores de Cupones de interés de cada Clase (los "Cupones"), si los hubiera, respectivos a tales Obligaciones Negociables (cada uno de ellos un "Tenedor de Cupones"), tendrán derecho a los beneficios y estarán sujetos a las disposiciones contenidas en el Contrato de Fideicomiso (incluyendo, entre otras, las inmunidades y derechos del Fiduciario y los Agentes de Pago).

El Contrato de Fideicomiso prevé la emisión, por las Emisoras, de Obligaciones Negociables en una o más Clases que no superen U$S 300.000.000 (o, si alguna estuviera denominada en una moneda que no fuera el Dólar (la "Moneda Especificada"), el equivalente en esa Moneda Especificada redondeado a las 1.000 unidades más próximas) del capital total En Circulación (tal como se define este término más adelante en la sección "*Algunas definiciones*") u otro monto (el "Monto Máximo") como las Emisoras lo consideren necesario o apropiado a su sola discreción, siempre y cuando dicho aumento esté debidamente autorizado por los accionistas de cada una de las Emisoras y aprobado por la CNV y, si fuese aplicable, por el mercado de valores correspondiente.

Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas y con garantía común de las Emisoras y se las tratará en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras, oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes.



A menos que sea previamente rescatada o recomprada y cancelada, cada Obligación Negociable tendrá un vencimiento de entre 30 días y 30 años contados a partir de su fecha de emisión original (la "Fecha de Emisión"), según lo especifique dicha Obligación Negociable y el Informe de Términos y Condiciones correspondiente.

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión de las Obligaciones Negociables de una Clase vendidas al amparo de la Resolución 144A (según se define más adelante) para cotizar en el sistema de *Private Offering, Resale and Trading Through Automatic Linkage* de la *National Association of Securities Dealers, Inc.* (el "Sistema PORTAL") en los Estados Unidos de Norteamérica (los "Estados Unidos"). La cotización de las Obligaciones Negociables se indicará en el Informe de Términos y Condiciones del Prospecto correspondiente; no obstante, se podrán emitir Obligaciones Negociables que no coticen en ninguna bolsa de comercio o mercado.

Las Obligaciones Negociables constituirán obligaciones negociables de acuerdo con la Ley de Obligaciones Negociables, Ley N° 23.576, sus modificatorias (la "Ley de Obligaciones Negociables"), y otras normas aplicables, incluyendo las normas de la CNV (las "Normas"). La CNV ha autorizado emisiones de Obligaciones Negociables en virtud del Contrato de Fideicomiso durante un período de cinco años entre el 7 de diciembre de 2001 y el 7 de diciembre de 2006. Ninguna Obligación Negociable podrá ser emitida en virtud del Contrato de Fideicomiso después del 7 de diciembre de 2006. Tal autorización sólo significa que se ha cumplido con todos los requisitos en materia de información. Ver la sección "*Información General*".

Para una descripción de los Términos particulares de cada Clase se hace referencia a los términos y condiciones tal como se establecen en las Obligaciones Negociables complementados por el Informe de Términos y Condiciones correspondiente (los "Términos"), incluyendo (i) la designación de las Obligaciones Negociables de esa Clase; (ii) cualquier límite al total del capital de las Obligaciones Negociables de esa Clase; (iii) la fecha o fechas en las cuales se pagará el capital (y la prima, si la hubiera) de las Obligaciones Negociables de esa Clase (fechas que serán de 30 días a 30 años desde la Fecha de Emisión original de esa Clase de Obligaciones Negociables); (iv) el precio al cual las Obligaciones Negociables de esa Clase serán emitidas, la tasa o tasas a la que las Obligaciones Negociables de esa Clase devengarán interés, si lo hubiera, la fecha o fechas a partir de las cuales se devengará el interés, y las fechas de pago del interés; y (v) cualquier otro término de las Obligaciones Negociables de esa Clase. Asimismo, el Informe de Términos y Condiciones correspondiente describirá, de corresponder, el grado en que los Términos y Condiciones particulares de cada Clase de Obligaciones Negociables varíen respecto de los términos y condiciones generales que se establecen en el presente. Ver el Anexo I, "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" a ser incluidos en el Informe de Términos y Condiciones correspondiente.

Forma y denominación

Generalidades. Las Obligaciones Negociables podrán emitirse en forma nominativa (las "Obligaciones Negociables Nominativas") sin Cupones y al portador (las "Obligaciones Negociables al Portador"), incluyendo Obligaciones Negociables al Portador en forma cartular con o sin Cupones (cada una, una "Obligación Negociable al Portador Cartular") u Obligaciones Negociables al Portador globales en forma definitiva con o sin Cupones (una "Obligación Negociable al Portador Global Definitiva"). A opción de las Emisoras, las Obligaciones Negociables al Portador pueden ser inicialmente emitidas en forma temporaria sin Cupones (una "Obligación Negociable al Portador Global Temporaria", y junto con cualquier Obligación Negociable al Portador Global Definitiva, las "Obligaciones Negociables al Portador Globales"), canjeables en forma total y, sujeto a las resoluciones y regulaciones de la agencia de compensación correspondiente, en forma parcial por participaciones en Obligaciones Negociables al Portador Globales Definitivas u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones según lo permita la legislación argentina y estadounidense aplicable en materia de forma y nominatividad de valores negociables, o en cualquier otra forma especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la legislación aplicable. Con excepción de lo que se describe más adelante y de lo que se especifica en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas y las Obligaciones Negociables al Portador podrán emitirse en denominaciones mínimas de U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o, por un múltiplo entero de U$S 1.000 (o 1.000 unidades más próximas de esa Moneda Especificada) si fuera superior a esa cifra o en cualquier otra Moneda Especificada en el Informe de Términos y Condiciones correspondiente, sujeto a lo dispuesto en el Contrato de Fideicomiso y en la

legislación aplicable. Las Obligaciones Negociables al Portador Cartulares podrán emitirse solamente con denominaciones fijas determinadas en el momento de la emisión y especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al Portador estarán sujetas a ciertos requisitos y limitaciones establecidos por las leyes y regulaciones impositivas federales de los Estados Unidos. Ver la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*". Además, la emisión de las Obligaciones Negociables estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

Todas las Obligaciones Negociables emitidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios (según se definen dichos términos en el presente), se emitirán en forma nominativa, con excepción de lo que se dispone en la sección "-- *Limitaciones a la emisión de Obligaciones Negociables al Portador*".

Las Obligaciones Negociables de cada Clase que son vendidas de conformidad con una solicitud de oferta pública presentada en virtud de la *Securities Act* (la "Ley de Títulos Valores de los Estados Unidos"), estarán representadas por una única y permanente obligación negociable nominativa global no restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global No Restringida") o por Obligaciones Negociables nominativas en forma cartular sin Cupones (cada una, una "Obligación Negociable Nominativa Cartular"), sujeto sólo a las restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe de Términos y Condiciones. Las Obligaciones Negociables de una Clase que sean vendidas al amparo de la *Rule 144A* de la Ley de Títulos Valores de los Estados Unidos (la "Resolución 144A") estarán representadas por una única y permanente obligación negociable global restringida en forma nominativa definitiva sin Cupones (la "Obligación Negociable Nominativa Global Restringida", junto con cualquier Obligación Negociable Nominativa Global No Restringida (según se define más adelante) y cualquier Obligación Negociable Nominativa Global No Restringida, las "Obligaciones Negociables Nominativas Globales"). Cualquier participación en una Obligación Negociable que sea transferida y cualesquiera Obligaciones Negociables de una Clase vendidas a ciertos "Inversores Institucionales Acreditados" ("*Institutional Accredited Investors*") (a los fines del presente, una persona jurídica que cumpla con los requisitos de la Resolución 501(a)(1), (2), (3) o (7) de la *Regulation D* (la "Regulación D") de la Ley de Títulos Valores de los Estados Unidos, que no sean compradores institucionales calificados ("QIBs") dentro del significado de la Resolución 144A), será entregada en forma de Obligaciones Negociables Nominativas Cartulares en denominaciones no menores a U$S 250.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de la Moneda Especificada) o cualquier monto superior que sea múltiplo entero de U$S 1.000 (o de 1.000 unidades de la Moneda Especificada). Si las Obligaciones Negociables forman parte de una Clase que no ha sido autorizada para la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, (una "Antigua Obligación Negociable") y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una "Nueva Obligación Negociable") en una oferta de canje realizada en cumplimiento de lo dispuesto por dicha ley, las Antiguas Obligaciones Negociables podrán ser canjeadas por Nuevas Obligaciones Negociables de conformidad con el Contrato de Fideicomiso y los procedimientos especificados en el correspondiente Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Las Obligaciones Negociables Nominativas vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos (la "Regulación S") estarán representadas por una única, permanente Obligación Negociable Nominativa Global No Restringida en forma definitiva y completamente nominativa sin Cupones (una "Obligación Negociable Nominativa Global No Restringida") depositadas con un custodio para DTC, o por Obligaciones Negociables Nominativas Cartulares. Las Obligaciones Negociables Nominativas, y las transferencias de éstas y de sus participaciones serán registradas según se establece en el Contrato de Fideicomiso. Cualquier persona a cuyo nombre se encuentre registrada una Obligación Negociable Nominativa podrá (en la medida en que las leyes aplicables lo permitan) ser tratada en todo momento, por toda persona y a todos los efectos, como el titular absoluto de tal Obligación Negociable, no obstante cualquier aviso de propiedad, robo o pérdida o cualquier escrito sobre las mismas.

A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables estarán denominadas en Dólares y el pago del Capital, de las primas, si las hubiera y del interés sobre las Obligaciones Negociables, incluyendo las Sumas Adicionales (como se las define más adelante bajo el título "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*"), serán realizados en Dólares. Si alguna de las Obligaciones Negociables fuera a ser denominada en una Moneda Especificada distinta del Dólar, se

describirá en el Informe de Términos y Condiciones correspondiente la información adicional relativa a los Términos de las Obligaciones Negociables y otras cuestiones de importancia para los Tenedores.

Obligaciones Negociables Nominativas Globales. Las Obligaciones Negociables Nominativas Globales de la Regulación S que sean emitidas el mismo día y conforme a los mismos Términos, serán depositadas con el Fiduciario como custodio para DTC y registradas a nombre de quien DTC designe. Antes del vencimiento del período de 40 días contados a partir de la finalización de la distribución de la Clase de Obligaciones Negociables correspondiente (el "Período Restringido"), las participaciones sobre tal Obligación Negociable Nominativa Global No Restringida sólo podrán ser detentadas a través de Morgan Guaranty Trust Company of New York, oficina de Bruselas, como operador del sistema Euroclear ("Euroclear"), o a través de Clearstream Banking, société anonyme ("Clearstream").

Las Obligaciones Negociables Nominativas vendidas al amparo de la Resolución 144A que sean emitidas el mismo día y conforme a los mismos Términos, estarán representadas inicialmente por una única Obligación Negociable Nominativa Global Restringida y serán depositadas en un custodio de DTC y registradas a nombre de quien DTC designe. Las Obligaciones Negociables Nominativas Globales Restringidas y las Obligaciones Negociables que se emitan en canje de las mismas estarán sujetas a ciertas restricciones a la reventa y transferencia establecidas en el presente y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, contendrán la leyenda relativa a tales restricciones establecidas en la sección "*Restricciones a la transferencia*".

Contra el depósito de una Obligación Negociable Nominativa Global con el Depositario, DTC o su custodio acreditarán, en su sistema interno, los respectivos montos de capital de las participaciones individuales representadas por cada Obligación Negociable Nominativa Global en las cuentas de las personas que tienen cuentas con dicho Depositario, las cuales no serán en ningún caso menores a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). La propiedad de participaciones en una Obligación Negociable Nominativa Global estará limitada a las personas, tales como agentes bursátiles, extrabursátiles y colocadores, bancos, entidades fiduciarias y cámaras compensadoras que posean cuentas en DTC ("Participantes") o a otras personas, tales como bancos, agentes bursátiles y extrabursátiles, colocadores y entidades fiduciarias (incluyendo Euroclear y Clearstream) que efectúen compensaciones o mantengan una relación de custodia con un Participante, ya sea directa o indirectamente ("Participantes Indirectos"). La titularidad de derechos de participación sobre las Obligaciones Negociables Nominativas Globales se reflejarán, y la transferencia de los mismos se efectuará, solamente a través de los registros mantenidos por DTC o por quien éste designe (para los Participantes) y de los registros de los Participantes (para los de Participantes Indirectos). Euroclear y Clearstream tendrán inversiones ómnibus a nombre de sus participantes a través de cuentas de valores negociables de clientes para Euroclear y Clearstream en los libros de sus respectivos depositarios, que a su vez detentarán tales inversiones en las cuentas de valores negociables de clientes a nombre de esos depositarios en los libros de DTC. Se espera que Chase Manhattan Bank actuará como depositario para Euroclear y Citibank, N.A. hará lo propio para Clearstream. Ver la sección "*Compensación y liquidación*".

Mientras el Depositario de una Obligación Negociable Nominativa Global o quien éste designe sea el titular registral o Tenedor de esa Obligación Negociable Nominativa Global, el Depositario o quien éste designe, según sea el caso, será considerado como el único titular o Tenedor de las Obligaciones Negociables Nominativas representadas por la Obligación Negociable Nominativa Global a todos los fines del Contrato de Fideicomiso y de las Obligaciones Negociables. Ningún titular de una participación en una Obligación Negociable Nominativa Global podrá transferir la participación excepto de acuerdo con los procedimientos aplicables del Depositario o de quien éste designe.

Los inversores que tengan una participación en la Obligación Negociable Global a través de DTC seguirán los pasos para la liquidación aplicable a las emisiones de obligaciones negociables globales. Las cuentas de custodia de valores negociables del inversor se acreditarán junto con sus tenencias contra el pago con fondos disponibles en el mismo día a la fecha de la liquidación.

Los intereses se acreditarán a las cuentas de custodia de los valores negociables en la fecha de liquidación contra el pago de los fondos disponibles en el mismo día. Como consecuencia de las diferencias horarias, la cuenta de valores negociables de un participante en Euroclear o Clearstream que adquiera una participación en la Obligación

Negociable Global de un Participante en DTC, se acreditará durante el día en que se haga efectiva la liquidación de los valores negociables (que deberá ser un día hábil para Euroclear o Clearstream, según sea el caso) inmediatamente posterior a la fecha de liquidación en DTC, y ese crédito con respecto a cualquier transacción o esa participación en la Obligación Negociable Global liquidados durante ese día se reportará al participante correspondiente para Euroclear o Clearstream en esa fecha. El dinero en efectivo recibido en Euroclear o Clearstream como resultado de las ventas de las participaciones en la Obligación Negociable Global por medio o a través de un participante en Euroclear o Clearstream a un Participante en DTC será contabilizado en la fecha de liquidación de DTC, pero estará disponible en la cuenta en efectivo correspondiente en Euroclear o Clearstream solamente a partir del día hábil posterior a la liquidación en DTC. Ver la sección "*Compensación y liquidación*".

Obligaciones Negociables Nominativas Cartulares. A menos que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables Nominativas adquiridas inicialmente por Inversores Institucionales Acreditados estarán representadas por Obligaciones Negociables Nominativas Cartulares, registradas a nombre del comprador de las mismas o de quien éste designe en denominaciones mínimas de U$S 250.000 (o su equivalente en la Moneda Especificada, redondeada a las 1.000 unidades más próximas de tal Moneda Especificada) o cualquier suma en exceso de la misma que constituya un múltiplo integral de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). Estas Obligaciones Negociables Nominativas Cartulares portarán la leyenda descripta en la sección "*Restricciones a la transferencia*" (cada una, una "Obligación Negociable Nominativa Cartular con Leyenda").

Además, se emitirán Obligaciones Negociables Nominativas Cartulares con Leyenda a favor de Obligacionistas o de quienes éstos designen respecto de participaciones en la Obligación Negociable Nominativa Global Restringida de esa Clase y se emitirán las Obligaciones Negociables Nominativas Cartulares sin la leyenda descripta bajo el título "*Restricciones a la transferencia*" (una "Obligación Negociable Nominativa Cartular sin Leyenda"), con respecto a las participaciones en la Obligación Negociable Nominativa Global No Restringida de dicha Clase con posterioridad al vencimiento del Período Restringido aplicable si (i) DTC notificara a las Emisoras de que no desea o no puede continuar como Depositario de dicha Clase o si en cualquier momento el Depositario de dicha Clase no estuviera ya calificado para actuar como tal y las Emisoras no pudieran designar a un Depositario sucesor para dicha Clase dentro de los 90 días posteriores a la recepción de la notificación o al darse cuenta de esa imposibilidad o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Nominativa Global ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Nominativa Global.

Contra la transferencia, canje o reemplazo de las Obligaciones Negociables Cartulares con Leyenda (Ver la sección "*Restricciones a la transferencia*") o ante una solicitud específica para remover la leyenda de una Obligación Negociable Nominativa Cartular con Leyenda, las Emisoras entregarán sólo Obligaciones Negociables que porten tal leyenda, o se rehusarán a remover la leyenda, según sea el caso, a menos que se entregue a las Emisoras una evidencia satisfactoria, la cual podrá incluir una opinión del asesor legal, tal como sea razonablemente solicitada por las Emisoras en el sentido de que ni la leyenda ni las restricciones a la transferencia establecidas en aquélla son requeridas para asegurar el cumplimiento de las disposiciones de la ley de Títulos Valores de los Estados Unidos. Ninguna Obligación Negociable Nominativa Cartular sin Leyenda podrá ser emitida por las Emisoras antes del vencimiento del Período Restringido aplicable, a menos que se haya presentado una solicitud de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos con respecto a tales Obligaciones Negociables Nominativas Cartulares sin Leyenda.

Obligaciones Negociables al Portador Globales. Las Obligaciones Negociables al Portador de una Clase vendida de acuerdo con la Regulación S, emitida el mismo día y sujeta a idénticos Términos, podrán estar representadas por una Obligación Negociable al Portador Global Definitiva. A opción de las Emisoras, las participaciones en la Obligación Negociable al Portador Global pueden estar inicialmente representadas por una Obligación Negociable al Portador Global Temporaria que será depositada en o antes de la Fecha de Emisión, inclusive, con un depositario común para Euroclear o Clearstream u otro depositario elegible (el "Depositario Común"). Contra depósito de una Obligación Negociable al Portador Global, Euroclear o Clearstream, o cualquier otro Depositario elegible, según sea el caso, acreditarán al suscriptor un monto de capital de las Obligaciones Negociables igual al monto de capital de las mismas que se haya suscripto y pagado, el que en ningún caso será

inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas) o cualquier múltiplo entero de U$S 1.000 (o 1.000 unidades de la Moneda Especificada). En el caso de emisión de una Obligación Negociable al Portador Global Temporaria, al vencimiento del Período Restringido correspondiente, las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas en forma total o, sujeto a las resoluciones y regulaciones de la correspondiente agencia de compensación, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva que represente Obligaciones Negociables de la misma Clase o por Obligaciones Negociables al Portador Cartulares, o tales otras obligaciones negociables cartulares con o sin Cupones como sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables según se indica en el correspondiente Informe de Términos y Condiciones. Antes de acreditar las participaciones en una Obligación Negociable al Portador Global Definitiva se requerirá la certificación de que las participaciones en las Obligaciones Negociables al Portador Globales Temporarias no pertenecen a Personas de los Estados Unidos o a personas dentro de los Estados Unidos y sus dominios en calidad de beneficiarios, salvo en los casos permitidos por las leyes y reglamentaciones impositivas estadounidenses ("Certificado de inexistencia de participaciones estadounidenses"). Los titulares deberán canjear su participación en las Obligaciones Negociables al Portador Globales Temporarias por una participación en una Obligación Negociable al Portador Global Definitiva o, según se describe más adelante, por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda. En caso de que las Emisoras se encuentren obligadas por la ley aplicable o lo consideren necesario o conveniente para cumplir con dicha ley o con la interpretación de la misma (lo cual podrá ser certificado al Fiduciario mediante un Certificado de un Funcionario y una Opinión de un Asesor Legal de las Emisoras, tal como se definen en el Contrato de Fideicomiso, a tal efecto), las Emisoras podrán, a su solo juicio y sin el consentimiento de los Obligacionistas, entregar una Obligación Negociable Nominativa Global o cualquier otro tipo de obligación negociable nominativa global a ser depositada directamente con el Depositario Común para Euroclear y Clearstream en canje por cualquier Obligación Negociable al Portador Global emitida en virtud del Contrato de Fideicomiso.

A menos que el Informe de Términos y Condiciones correspondiente establezca lo contrario, los titulares de participaciones en una Obligación Negociable al Portador Global sólo podrán canjearlas por Obligaciones Negociables al Portador Cartulares de acuerdo con los términos del Contrato de Fideicomiso, en su totalidad pero no en parte y sin cargo, a solicitud de tal titular, en cualquier momento a partir del Período Restringido, si correspondiera, si (i) Euroclear y/o Clearstream u otro Depositario de cualquier Clase de Obligaciones Negociables, según sea el caso, notificara a las Emisoras que no desea o no puede continuar como Depositario de esa Clase o si en cualquier momento el Depositario correspondiente a la Clase ya no estuviera calificado para actuar como tal, y las Emisoras no pudieran designar un Depositario sucesor para dentro de los 90 días de haber recibido dicha notificación o de tener conocimiento de la imposibilidad de calificar como Depositario o (ii) se produjera un Caso de Incumplimiento (según se lo define en el presente Prospecto) que continúe sin ser subsanado y el asesor legal del Fiduciario le aconsejara que proceda a obtener la posesión de las Obligaciones Negociables, y el Fiduciario determinara que dicha Obligación Negociable Global al Portador ya no representará a las Obligaciones Negociables, no obstante lo cual, en cualquier caso, si se produce una aceleración en el vencimiento de las Obligaciones Negociables, éstas ya no estarán representadas por la Obligación Negociable Global al Portador.

Obligaciones Negociables al Portador Cartulares. Las Obligaciones Negociables al Portador Cartulares que se emitan el mismo día y tengan los mismos Términos estarán representadas inicialmente por una Obligación Negociable al Portador Temporaria, que será depositada en un Depositario Común para Euroclear y Clearstream u otro Depositario elegible, según sea el caso para ser acreditada en las cuentas de los suscriptores de las Obligaciones Negociables al Portador Cartulares en la fecha de liquidación respectiva. Contra depósito de cada Obligación Negociable al Portador Global Temporaria, Euroclear o Clearstream, según sea el caso, acreditarán al suscriptor un monto de capital de Obligaciones Negociables igual al monto de capital de la misma que se haya suscripto y pagado, el que en ningún caso será inferior a U$S 1.000 (o su equivalente en la Moneda Especificada, redondeado a las 1.000 unidades más próximas). Las participaciones en una Obligación Negociable al Portador Global Temporaria podrán ser canjeadas totalmente o, sujeto a las normas y regulaciones del agente de compensación correspondiente, parcialmente por las Obligaciones Negociables al Portador Cartulares con anterioridad a la Fecha de Canje o por tales otras obligaciones cartulares con o sin Cupones según sea permitido por la legislación argentina aplicable en materia de forma y nominatividad de los valores negociables de conformidad con lo indicado en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables al Portador Cartulares u otras obligaciones negociables cartulares tal como se menciona precedentemente si las Obligaciones Negociables no se encuentran en forma nominativa respecto a los impuestos en los Estados Unidos, no se entregarán hasta tanto se reciba un Certificado de inexistencia de participaciones estadounidenses. Los

titulares en calidad de beneficiarios deberán canjear sus participaciones en la Obligación Negociable al Portador Global Temporaria por Obligaciones Negociables al Portador Cartulares antes de poder cobrar cualquier pago de interés que les corresponda.

Limitaciones a la emisión de Obligaciones Negociables al Portador. En virtud de las leyes y reglamentaciones impositivas federales de los Estados Unidos, las Obligaciones Negociables al Portador no pueden ser ofrecidas o vendidas durante el período restringido correspondiente (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(7)) de las Reglamentaciones del Tesoro de los Estados Unidos (*Treasury Regulations*), dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos excepto a una oficina de una institución financiera en los Estados Unidos ubicada fuera del territorio de los Estados Unidos o sus dominios (según se define en el artículo 1.165-12(c)(1)(v) de las Reglamentaciones del Tesoro de los Estados Unidos), que compre para su propia cuenta o para su reventa o para la cuenta de ciertos clientes, que presente un certificado declarando que acepta cumplir con los requisitos del artículo 165(j)(3)(A), (B) o (C) del Código de Ingresos Internos de los Estados Unidos y de las Reglamentaciones del Tesoro de los Estados Unidos en virtud de las mismas, o a ciertas otras personas descriptas en el artículo 1.163-5(c)(2)(i)(D)(1)(iii)(B) de las Reglamentaciones del Tesoro de los Estados Unidos. Además, durante el período restringido, no se podrá entregar Obligaciones Negociables al Portador en forma definitiva después de su venta dentro de los Estados Unidos o sus dominios. Cualquier distribuidor (según se lo define en el artículo 1.163-5(c)(2)(i)(D)(4) de las Reglamentaciones del Tesoro de los Estados Unidos) que participe en la oferta de Obligaciones Negociables al Portador deberá acordar que no ofrecerá o venderá (directa o indirectamente) ninguna Obligación Negociable al Portador durante el período restringido dentro de los Estados Unidos o sus dominios o a Personas de los Estados Unidos (excepto las personas descriptas anteriormente), que no entregará ninguna Obligación Negociable al portador en los Estados Unidos o sus dominios en relación con la venta de las Obligaciones Negociables al Portador durante el período restringido y que ha arbitrado los medios para asegurar que sus empleados y agentes que están directamente dedicados a la venta de Obligaciones Negociables al Portador conozcan las restricciones descriptas anteriormente. Si resultara aplicable, ninguna participación en una Obligación Negociable al Portador Global Definitiva o Cupón podrá ser entregada en canje por participaciones en una Obligación Negociable al Portador Global Temporaria, como tampoco podrá pagarse ningún interés respecto de cualquier Obligación Negociable al Portador Global Definitiva, hasta que la persona con derecho a recibir esa participación o Cupón presente un Certificado de inexistencia de participaciones estadounidenses. Las Obligaciones Negociables al Portador y cualesquiera Cupones al portador llevarán una leyenda que exprese lo siguiente: "Toda Persona de los Estados Unidos tenedora de esta obligación estará sujeta a limitaciones en virtud de las leyes de impuestos a las ganancias de los Estados Unidos, incluyendo las limitaciones previstas en los artículos 165(j) y 1287(a) del Código de Ingresos Internos de los Estados Unidos. "Estados Unidos" significa los Estados Unidos de América (incluyendo los Estados y el Distrito de Columbia), y "dominios" de los Estados Unidos significa Puerto Rico, las Islas Vírgenes, Guam, Samoa Estadounidense, la Isla Wake y las Islas Marianas del Norte. "Persona de los Estados Unidos" significa (a) un propietario de una Obligación Negociable que sea (i) ciudadano o residente estadounidense, (ii) una sociedad por acciones, sociedad por parte de interés u otra entidad creada o constituida en o bajo las leyes de los Estados Unidos o cualquier subdivisión política de ese país, o (iii) un patrimonio de afectación o fideicomiso cuyos ingresos estén sujetos al impuesto federal a las ganancias de los Estados Unidos independientemente de su fuente (y para algún ejercicio económico que comience después del 31 de diciembre de 1996, cualquier fideicomiso cuya administración está a cargo de uno o más fiduciarios de los Estados Unidos sujetos a supervisión primaria por parte de un tribunal de ese país), o (b) un propietario que no sea una Persona de los Estados Unidos, pero cuyos ingresos derivados de una Obligación Negociable están efectivamente conectados con el desarrollo de actividades comerciales en los Estados Unidos por el mismo. El Término también incluye a ciertas personas que fueron ciudadanas de los Estados Unidos, cuyos ingresos y ganancias derivadas de las Obligaciones Negociables están sujetas a impuestos.

Además de lo anteriormente mencionado, la emisión de Obligaciones Negociables al Portador estará sujeta a las leyes argentinas aplicables en materia de forma y nominatividad de valores negociables.

Pagos y Agencias de Pago

Generalidades. Salvo que se especifique lo contrario en el Informe de Términos y Condiciones correspondiente, todos los pagos respecto de las Obligaciones Negociables se efectuarán exclusivamente en la moneda o divisa estadounidense que, al momento de pago, sea de curso legal para el pago de deudas públicas y privadas. Salvo estipulación en contrario, todo lo mencionado con respecto a los pagos de las Obligaciones Negociables a los que se refiere este Prospecto o en los Términos y Condiciones se aplicará también a las Sumas Adicionales que deban pagarse según lo establecido anteriormente.

Obligaciones Negociables Nominativas. El Capital (incluyendo las Sumas Adicionales, como se define más adelante en la sección "-- *Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*") de las Obligaciones Negociables Nominativas se pagará a los Tenedores registrales de las mismas en la fecha de pago establecida contra presentación y entrega de dichas Obligaciones Negociables Nominativas en la *Corporate Trust Office* del Fiduciario en la ciudad de Nueva York o, conforme a las leyes y reglamentaciones aplicables, en la oficina de cualquier agente de pago ubicado fuera del territorio de los Estados Unidos mediante cheque en Dólares (o en otra Moneda Especificada) girado contra, o en el caso de un Tenedor de por lo menos U$S 1.000.000 (o su equivalente en otra Moneda Especificada) del total de capital de Obligaciones Negociables de un Clase y contra solicitud de dicho Tenedor al Fiduciario al menos 10 días de anticipación a la fecha de pago del capital, con instrucciones apropiadas de transferencia cablegráfica, mediante transferencia a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor registral en un banco de la ciudad de Nueva York (o, si las Obligaciones Negociables estuvieran denominadas en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos).

El pago de intereses y Sumas Adicionales, si las hubiera, correspondientes a Obligaciones Negociables Nominativas se efectuará a las personas a cuyo nombre estén registradas en la Fecha de Registro (es decir, de conformidad con la definición incluida en el Contrato de Fideicomiso y a menos que se especifique de otro modo en los Términos, al cabo del 15° día anterior a cualquier Fecha de Pago de Interés correspondiente a una Clase en particular), aunque no sea un Día Hábil, independientemente de la cancelación de dicha Obligación Negociable Nominativa luego de cualquier canje o transferencia que se realice con posterioridad a la Fecha de Registro y antes de la Fecha de Pago de Interés correspondiente, siempre y cuando en el supuesto de que, y en la medida en que, las Emisoras no cumplieran con el pago de interés (incluyendo las Sumas Adicionales), adeudados en dicha Fecha de Pago de Interés para esa Clase, en cuyo caso el interés impago (incluyendo Sumas Adicionales), se pagará a las Personas a cuyo nombre estén registradas dichas Obligaciones Negociables Nominativas en la fecha de registro posterior que determinen las Emisoras mediante notificación enviada por correo por las Emisoras o en su nombre a los Tenedores de las Obligaciones Negociables Nominativas con no menos de 10 días de anticipación a dicha fecha de registro posterior, que deberá ser no menos de 15 días previos a la fecha de pago de dicho interés impago; y a condición, además, de que el interés y las Sumas Adicionales pagaderas al vencimiento, rescate o repago (sea o no la fecha de vencimiento, rescate o repago una Fecha de Pago de Interés) será pagadero a la Persona a la cual corresponda el capital.

El pago del interés y las Sumas Adicionales, si las hubiera, de Obligaciones Negociables Nominativas se efectuará (i) en el caso de una Obligación Negociable Nominativa Global, mediante transferencia cablegráfica con fondos de disponibilidad inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Depositario correspondiente en un banco de la ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios); (ii) en el caso de una Obligación Negociable Nominativa Cartular, ya sea (A) mediante un cheque en Dólares (o cualquier otra Moneda Especificada) girado contra un banco de la ciudad de Nueva York (o si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios) remitida al Tenedor a la dirección registrada del mismo o (B) contra solicitud al Fiduciario del Tenedor de por lo menos U$S 1.000.000 (o su equivalente en la Moneda Especificada) del capital de Obligaciones Negociables Nominativas Cartulares de esa Clase junto con instrucciones de transferencia cablegráfica apropiadas, en o antes de la Fecha de Registro correspondiente, mediante transferencia cablegráfica con fondos de disponibilidad inmediata a una cuenta en Dólares (o cualquier otra Moneda Especificada) que mantenga el Tenedor en un banco de la ciudad de Nueva York (o, si dicha Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar, fuera de los Estados Unidos o sus dominios).

Los pagos de capital e interés de una Obligación Negociable Nominativa Global y las Sumas Adicionales, si corresponde, registrada a nombre de un Depositario o de quien éste designe se efectuarán al Depositario, o a quien éste designe, según sea el caso, como titular registral de la Obligación Negociable Nominativa Global. Ni las Emisoras, sujeto a la legislación aplicable, ni el Fiduciario, ni ningún Agente de Pago tendrán responsabilidad u obligación alguna en ningún aspecto por los registros relativos a participaciones en las Obligaciones Negociables Nominativas Globales, o a los pagos efectuados en razón de éstos, o por mantener, supervisar o revisar cualquier registro relativo a las participaciones mencionadas.

Las Emisoras esperan que el Depositario de las Obligaciones Negociables Nominativas Globales o su ^ representante, contra la recepción de cualquier pago de capital o intereses respecto de una Obligación Negociable Nominativa Global mantenida por dicho Depositario o por su designado, acredite en forma inmediata a las cuentas de los Participantes los pagos en sumas proporcionales a sus respectivas participaciones en dicha Obligación Negociable Nominativa Global tal como se refleja en los registros del Depositario o de su designado. Las Emisoras también esperan que los pagos de los Participantes a los titulares de participaciones en dicha Obligación Negociable Nominativa Global mantenida a través de dichos Participantes estarán regidos por las instrucciones y prácticas habituales, tal como sucede actualmente con los valores negociables mantenidos para las cuentas de clientes registrados a nombre de quienes éstos designen. Los mencionados pagos serán responsabilidad de dichos Participantes. Ver las secciones "– *Forma y denominación*" y "*Compensación y liquidación*".

Obligaciones Negociables al Portador. El Capital y los intereses de Obligaciones Negociables al Portador y las Sumas Adicionales, si corresponden, se pagarán contra presentación y, en el caso de pago del capital, entrega de dichas Obligaciones Negociables al Portador o de los Cupones correspondientes a las mismas, según sea el caso, y sujeto a las leyes y regulaciones aplicables, en las oficinas de los Agentes de Pago fuera de los Estados Unidos y sus dominios que las Emisoras designen oportunamente en virtud del Contrato de Fideicomiso, y en las cuales, dichos pagos se efectuarán mediante cheque en Dólares (u otra Moneda Especificada) girado contra un banco de la ^ ciudad de Nueva York (o, en caso de que se encuentre denominada en una Moneda Especificada que no sea Dólares, fuera de los Estados Unidos y sus dominios) o, a opción de un Tenedor de por lo menos U$S 1.000.000 (o el equivalente en otra Moneda Especificada) en concepto de capital de Obligaciones Negociables de una Clase y ante presentación por parte de dicho Tenedor de una solicitud al Agente de Pago, a quien deberá presentarse y/o entregarse, según sea el caso, el Cupón u Obligación Negociable al Portador por lo menos 10 días ^ previos a dicha fecha de pago junto con las instrucciones de transferencia cablegráfica correspondientes, por transferencia a una cuenta en Dólares (u otra Moneda Especificada) mantenida por el beneficiario en un banco ubicado fuera de los Estados Unidos y sus dominios (o en el centro financiero correspondiente, en el caso de Obligaciones Negociables al Portador denominadas en una Moneda Especificada). Sin perjuicio de lo antedicho, los pagos respecto de cualquiera de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso, podrán ser efectuados en efectivo (en Dólares) en la Argentina en la Fecha de Pago de Intereses o de capital respectiva solamente contra presentación en la oficina del Agente de Pago en la Argentina de dichas Obligaciones Negociables al Portador o Cupones, según sea el caso (junto con un formulario de solicitud de pago proporcionado por dicho Agente de Pago) con por lo menos cinco y no más de nueve Días Hábiles de anticipación a la Fecha de Pago de Intereses o del capital respectiva, a condición de que, salvo que dicha presentación se efectúe dentro de dicho plazo, el Agente de Pago en la Argentina no estará obligado a realizar dicho pago en efectivo en la fecha de pago correspondiente, pero sí efectuará dichos pagos dentro de los cinco Días Hábiles de la fecha real de presentación. No se efectuará ningún pago respecto de una Obligación Negociable al Portador o Cupón en la *Corporate Trust Office* del Fiduciario, ni ningún pago por transferencia a una cuenta, o envío por correo a una dirección en los Estados Unidos o sus dominios, salvo que lo permitan las leyes y regulaciones impositivas de los Estados Unidos en vigencia en la fecha de dicho pago, sin perjuicio para las Emisoras. Sin perjuicio de lo antedicho, el pago de Obligaciones Negociables al Portador o de Cupones podrá efectuarse contra entrega de los mismos en la *Corporate Trust Office* del Fiduciario solamente si: (i) el pago en todas las agencias de pago fuera de los Estados Unidos y sus dominios fuera ilegal o estuviera realmente imposibilitado por restricciones de los controles cambiarios u otras restricciones similares (según el significado atribuido por el artículo 1.163-5(c)(2)(v)(B) de las Reglamentaciones del Tesoro de los Estados Unidos), y (ii) si dicho pago fuera permitido por las leyes de los Estados Unidos.

Con excepción de lo dispuesto en el Contrato de Fideicomiso, los titulares de una participación en una Obligación Negociable al Portador Global Temporaria no ^ estarán facultados para recibir los pagos respecto de las Obligaciones Negociables hasta que la participación sea canjeada por una participación en una Obligación Negociable al Portador Global Definitiva o una Obligación Negociable al Portador Cartular de conformidad con los Términos descriptos en la sección "– *Forma y denominación – Obligaciones Negociables al Portador Globales*". Los montos pagaderos respecto de cualquier porción no canjeada de la Obligación Negociable al Portador Global Temporaria serán pagados por las Emisoras al Fiduciario, quien los retendrá para su entrega contra dicho canje. Todo pago del capital, interés y Suma Adicional, si ^ correspondiere, respecto de cualquier porción de las Obligaciones Negociables representada por una Obligación Negociable al Portador Global Definitiva será realizado al Portador contra presentación y entrega de un Cupón o, en el caso de pago del capital, de la Obligación Negociable al Portador Global Definitiva, según sea el caso.

Pago de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y Cupones en la Argentina. Los Tenedores de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones, si los hubiera, que opten por recibir el pago del capital y/o del interés o el precio de rescate, si lo hubiera, en la Argentina, deberán presentar una solicitud en el domicilio especificado del Agente de Pago en la Argentina entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés correspondiente, o fecha de rescate o de vencimiento de los mismos, a fin de recibirlo en la Fecha de Pago de Interés o fecha de rescate o al vencimiento. La presentación mencionada se efectuará completando un formulario que se puede obtener en el domicilio especificado del Agente de Pago en la Argentina y por medio del cual, se requerirá a cada uno de los Tenedores que indique, entre otras cosas, si está o no sujeto al Decreto N° 1.076/92 (el "Decreto N° 1.076/92") y al Título VI de la Ley de Impuestos a las Ganancias (texto ordenado de 1997). Si el Tenedor omitiera efectuar la presentación entre el quinto y el tercer Día Hábil anterior a la Fecha de Pago de Interés, fecha de rescate o fecha de vencimiento respectiva, el Tenedor tendrá derecho a recibir el pago respectivo al tercer Día Hábil posterior a la fecha en la cual se haya efectuado la presentación al Agente de Pago. Todos los pagos que efectúe el Agente de Pago en la Argentina respecto de Obligaciones Negociables Nominativas Cartulares, Obligaciones Negociables al Portador Cartulares y de Cupones se efectuarán en efectivo o mediante transferencia cablegráfica a la cuenta del Tenedor en un banco ubicado fuera de los Estados Unidos y en el supuesto de Obligaciones Negociables al Portador Cartulares y Cupones fuera de los dominios de los Estados Unidos (a condición de que el Tenedor haya proporcionado al Agente de Pago en la Argentina suficiente información respecto de tal cuenta y banco no menos de cinco Días Hábiles anteriores a la Fecha de Pago de Interés correspondiente o fecha de rescate o de vencimiento de los mismos). Ver la sección "*Impuestos – Impuesto a las ganancias sobre pago de interés*".

En relación con el párrafo anterior, todo Tenedor de una Obligación Negociable Nominativa Cartular, de una Obligación Negociable al Portador Cartular o Cupón, sujeto al Decreto N° 1.076/92 deberá presentar su Obligación Negociable Nominativa Cartular, Obligación Negociable al Portador Cartular o Cupón exclusivamente al Agente de Pago en la Argentina y cumplir con lo previsto en el párrafo inmediato anterior a fin de recibir pagos de capital y/o del interés o el precio de rescate respecto de las mismas. No obstante lo anterior, ni las Emisoras ni ningún Agente de Pago podrán rehusarse a realizar cualquier pago como consecuencia de la oración precedente o requerir una certificación acerca de si algún Obligacionista se encuentra sujeto a dicho Decreto. Ver la sección "*Impuestos -- Impuesto a las ganancias sobre pago de interés*".

Pagos en ECU. El Artículo 109G del Tratado que constituye las Comunidades Europeas (el "Tratado de Roma"), modificado por el Tratado de la Unión Europea (el "Tratado de Maastricht", y junto con el Tratado de Roma, el "Tratado") establece que no se podrá cambiar la composición monetaria de la unidad monetaria europea ("ECU"). De conformidad con el Tratado, la unión monetaria europea se efectuará en tres etapas, la segunda de las cuales ha comenzado el 1° de enero de 1994 con la entrada en vigencia del Tratado de Maastricht. El Tratado estipula que al comienzo de la tercera etapa de la unión monetaria europea el valor del ECU frente a las monedas de los estados miembros que participan en la tercera etapa será irrevocablemente fijo, y el ECU se convertirá en una moneda por derecho propio. En vistas a dicha tercera etapa, el Consejo Europeo decidió en la reunión celebrada el 16 de diciembre de 1995 que el nombre de la moneda será "Euro" y que de conformidad con el Tratado, la sustitución del Euro por el ECU se efectuará a un tipo de cambio de un Euro por un ECU. Desde el comienzo de la tercera etapa de la unión monetaria europea, todos los pagos en relación con las Obligaciones Negociables denominadas o pagaderas en ECU se efectuarán en Euro al tipo de cambio estipulado en ese momento de acuerdo con el Tratado.

El 3 de mayo de 1998, el Consejo de la Unión Europea adoptó la Regulación del Consejo (RC) N° 974/98 (la "RC 974"), por medio de la cual se establece que la moneda de Bélgica, Alemania, España, Francia, Irlanda, Italia, Luxemburgo, Países Bajos, Austria, Portugal y Finlandia (los "Estados Miembros Participantes") será el Euro, el cual reemplazará la moneda de cada Estado Miembro Participante a una tasa fija irrevocable de conversión adoptada por el Consejo de la Unión Europea de conformidad con el Tratado. Asimismo, la RC 974 establece un "período transicional" a partir del 1° de enero de 1999 y hasta el 31 de diciembre de 2001, durante el cual la sustitución de la moneda de cada Estado Miembro Participante por el Euro no producirá por si misma el efecto de alterar la denominación de los instrumentos legales existentes a la fecha de la sustitución y, sujeto a cualquier disposición de las partes, los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación de una unidad monetaria nacional serán realizados en dicha unidad y los actos a realizarse en virtud de los instrumentos legales que establezcan el uso o la denominación en Euro o en una unidad monetaria nacional de un Estado Miembro Participante y pagadero dentro de dicho estado podrán ser abonados tanto en Euro como en

la unidad monetaria nacional aplicable. De conformidad con la RC 974, a partir de la finalización del período transicional, cuando los instrumentos legales hagan referencia a unidades monetarias nacionales de los Estados Miembros Participantes, dichas referencias se entenderán como referencias al Euro de conformidad con las tasas de conversión respectivas, sujeto a las normas de redondeo estipuladas en la Regulación del Consejo (RC) N° 1103/97.

En julio de 1997, se reformó la Ley de Obligaciones Generales del estado de Nueva York (*General Obligations Law*) a fin de establecer que, sujeto a cualquier acuerdo específico en contrario entre las partes de un contrato, título valor o instrumento regido por la ley de Nueva York, (i) si la moneda de pago de dicho contrato, título valor o instrumento es el ECU o una moneda que sea reemplazada por el Euro, el Euro constituirá una moneda sustituta razonable en términos comerciales y un equivalente material que podrá ser utilizada tanto para determinar el valor del ECU o de la moneda reemplazada para el pago a una tasa de conversión especificada en las normas adoptadas por el Consejo de la Unión Europea o de otra forma calculada de conformidad con dichas normas, (ii) los pagos en virtud de dicho contrato, título valor o instrumento podrá ser también efectuados en la moneda o monedas originalmente designadas en el contrato, título valor o instrumento en la medida en que dicha moneda o monedas continúen siendo la moneda de curso legal (pero no podrán efectuarse en otra moneda, sin importar si la misma haya sido reemplazada por el Euro o sea una moneda que es considerada una denominación del Euro o tenga una tasa fija de conversión respecto del Euro) y (iii) la implementación del Euro y la realización de pagos en virtud de un contrato, título valor o instrumento de conformidad con las disposiciones anteriores no causarán la liberación o la exención del cumplimiento en virtud de dicho contrato, título valor o instrumento ni otorgarán a una parte el derecho de alterar o terminar de forma unilateral dicho contrato, título valor o instrumento.

Pagos en Días Hábiles; Sumas de dinero sin reclamar. Si la fecha de vencimiento, una fecha de rescate anticipado o repago o una Fecha de Pago de Interés de las Obligaciones Negociables no fuera en un Día Hábil, el pago del capital o interés (excepto en el caso de Obligaciones Negociables a Tasa Flotante en las que designara la tasa LIBOR como Tasa Base) y las Sumas Adicionales, si hubiera, se realizará en el Día Hábil siguiente. Todos los pagos que se realicen en virtud de la oración anterior en el Día Hábil siguiente tendrán la misma fuerza y efecto que si se hubieran efectuado en el día correspondiente y no se devengará interés alguno para el período que comenzara a partir de esa fecha de vencimiento, rescate o repago, o Fecha de Pago de Intereses, según sea el caso. En el caso de las Obligaciones Negociables a Tasa Flotante, si la tasa LIBOR fuera la Tasa Base (tal como se indica en la carátula de la Obligación Negociable), y el Día Hábil cae en el mes siguiente, la Fecha de Pago de Intereses correspondiente será el Día Hábil inmediatamente anterior.

Toda acción contra las Emisoras por el pago de capital e interés de o con respecto a las Obligaciones Negociables y Cupones (incluyendo Sumas Adicionales), serán inválidas a menos que sean incoadas dentro de los tres años desde la fecha en la cual vencen las Obligaciones Negociables.

Restricciones cambiarias. Conforme los términos de las Obligaciones Negociables, las Emisoras han acordado que en el caso de cualquier restricción o prohibición de la Ley de Convertibilidad o de la libre transferencia de divisas al extranjero en el mercado cambiario en la Argentina, las Emisoras, a su propio costo, pagaran todas las sumas exigibles respecto de las Obligaciones Negociables en Dólares mediante (i) la venta de Bonos Externos de la Argentina ("BONEX") o de cualquier otro bono público o privado emitido en Dólares en la Argentina, o (ii) cualquier otro mecanismo legal para la adquisición de Dólares en cualquier mercado cambiario. Todos los costos, incluyendo cualquier impuesto, relativos a las operaciones para la obtención de Dólares serán soportados por las Emisoras. En caso de que las restricciones o prohibiciones cambiarias se apliquen a pagos relativos a las Obligaciones Negociables en una moneda que no sea el Dólar, tales pagos se deberán realizar en esa otra moneda obtenida de la misma manera a un tipo de cambio prevaleciente en la ciudad de Nueva York o Londres, a opción de las Emisoras, al momento del pago. Ver la sección "*Factores de riesgo -- Riesgos respecto de la Argentina -- Riesgos cambiarios; convertibilidad; riesgo inflacionario*".

Interés

Generalidades. Las Obligaciones Negociables podrán emitirse (i) devengando interés a una tasa fija (las "Obligaciones Negociables a Tasa Fija"), (ii) devengando interés a una tasa flotante (las "Obligaciones Negociables a Tasa Flotante"), (iii) con descuento sin devengar interés (las "Obligaciones Negociables con Descuento de Emisión Original"), o (iv) según se especifique en el Informe de Términos y Condiciones correspondiente.

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario, el Bank of New York será el agente de cálculo (el "Agente de Cálculo"), expresión que incluirá a cualquier otro agente de cálculo autorizado con respecto a las Obligaciones Negociables a Tasa Flotante.

Obligaciones Negociables a Tasa Fija. Cada Obligación Negociable a Tasa Fija devengará interés desde la fecha de emisión a la tasa anual que se indique en el anverso de la misma hasta que su Capital sea pagado o se encuentre disponible para el pago. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés se calculará sobre la base de un año de 360 días constituido por 12 meses de 30 días cada uno. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, los pagos de interés de las Obligaciones Negociables con Tasa Fija se efectuarán semestralmente y al vencimiento.

Los pagos de interés por Obligaciones Negociables a Tasa Fija incluirán el interés devengado desde la fecha de emisión o desde la última fecha respecto de la cual se haya pagado interés o se haya puesto a disposición interés, según sea el caso, hasta, pero excluyendo, la Fecha de Pago de Interés o la fecha de vencimiento o la fecha de su rescate o repago anticipado, según sea el caso.

Obligaciones Negociables a Tasa Flotante. En el caso de Obligaciones Negociables a Tasa Flotante, comenzando con la Fecha de Renovación del Interés Inicial (especificada en el anverso de la Obligación Negociable y en los Términos) después de la Fecha de Emisión Originaria (especificada en el anverso de la misma y en los Términos), la tasa a la cual será pagadero el interés sobre esta Obligación Negociable se renovará diariamente, semanalmente, mensualmente, trimestralmente, semestralmente o anualmente, como se indique en el anverso de la Obligación Negociable a Tasa Flotante, bajo "Período de Renovación del Interés" (según se establece en los Términos); no obstante lo anterior, (i) la tasa de interés en vigencia desde la Fecha de Emisión Originaria hasta la Fecha de Renovación del Interés Inicial especificada en el anverso de la Obligación Negociable a Tasa Flotante y en los Términos será la Tasa de Interés Inicial, (ii) la tasa de interés en vigencia para los 15 días inmediatamente anteriores al vencimiento, al rescate o a la fecha de repago de la Obligación Negociable a Tasa Flotante, según corresponda, será la tasa en vigencia el decimoquinto día anterior a tal vencimiento, rescate o fecha de repago de tal Obligación Negociable, según corresponda. La tasa de interés en vigencia en cualquier Fecha de Renovación del Interés será la tasa aplicable según se renueve en esa fecha. La tasa de interés aplicable a cualquier otro día es la de la Fecha de Renovación del Interés inmediata anterior (o, si no existiera, la Tasa de Interés Inicial). Sujeto a las disposiciones legales aplicables y salvo por lo aquí especificado, en cada Fecha de Renovación del Interés, la tasa de interés sobre la Obligación Negociable a Tasa Flotante será la tasa determinada de acuerdo con el párrafo siguiente y las disposiciones de las tasas base de interés (las "Tasas Base") descriptas en el Contrato de Fideicomiso, que sean aplicables.

La tasa de interés sobre la Obligación Negociable a Tasa Flotante se calculará por referencia a la Tasa Base especificada (i) más o menos el Margen, si lo hubiera, especificado en el Informe de Términos y Condiciones correspondiente y/o (ii) multiplicado por el Multiplicador de Margen, si lo hubiera, especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Los pagos de interés sobre una Obligación Negociable a Tasa Flotante (salvo que el interés sobre la Obligación Negociable a Tasa Flotante fuera renovado <u>en forma</u> diaria o <u>semanal)</u> serán los montos de interés devengados desde la Fecha de Emisión Originaria, inclusive, o desde la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente el mismo, inclusive, hasta (sin excluir) la Fecha de Pago de Interés o fecha de vencimiento, rescate o repago. Si el interés sobre la Obligación Negociable a tasa flotante fuera renovado <u>en forma</u> diaria o <u>semanal</u>, los pagos de interés serán los montos de interés devengados desde la Fecha de Emisión Originaria, o desde la Fecha de Registro anterior a la última fecha hasta la cual se hubiera pagado interés o se hubiera provisto adecuadamente éstos, inclusive, según sea el caso, hasta la Fecha de Registro inmediatamente anterior a tal Fecha de Pago de Interés, inclusive, excepto que al vencimiento o en cualquier rescate o repago anterior, el interés pagadero incluirá el devengado, pero excluirá la fecha de vencimiento, rescate o repago, según sea el caso.

Si la Tasa Base sobre una Obligación Negociable a Tasa Flotante fuera la Tasa para Plazos Fijos, la Tasa para Títulos Valores a Corto Plazo, la Tasa de los Fondos Federales de los Estados Unidos o la Tasa Prime (como se define en los Términos), entonces la "Fecha de Determinación de Interés" perteneciente a la Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Hábil inmediato siguiente a tal Fecha de Renovación del Interés. Si la Tasa Base sobre esa Obligación Negociable a Tasa Flotante fuera la tasa LIBOR,

entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para la Obligación Negociable a Tasa Flotante será el segundo Día Bancario de Londres anterior a esa Fecha de Renovación del Interés. Si la Tasa Base sobre la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro, entonces la Fecha de Determinación de Interés perteneciente a una Fecha de Renovación del Interés para tal Obligación Negociable a Tasa Flotante será el día de la semana en el cual cayera la Fecha de Renovación del Interés, y que normalmente se subasten letras del Tesoro. Las letras del Tesoro normalmente se subastan los lunes de cada semana, a menos que sea un feriado nacional, en cuyo caso la subasta se celebra normalmente el martes siguiente, pero puede celebrarse el viernes anterior. Si la subasta se efectuara el viernes anterior como resultado de un feriado nacional, ese viernes será la Fecha de Determinación de Interés perteneciente a la Fecha de Renovación del Interés de la semana inmediata siguiente. Si la subasta coincidiera con una Fecha de Renovación del Interés, ésta será el Día Hábil inmediato siguiente.

Sin perjuicio de lo que antecede, la tasa de interés establecida en cualquier Obligación Negociable a Tasa Flotante no podrá ser mayor a la Tasa de Interés Máxima, si la hubiera, ni menor que la Tasa de Interés Mínima, si la hubiera, exhibida en el anverso de la Obligación Negociable a Tasa Flotante e indicada en el Informe de Términos y Condiciones correspondiente. El Agente de Cálculo (especificado en el Informe de Términos y Condiciones correspondiente) calculará la tasa de interés sobre la Obligación Negociable de conformidad con lo antedicho y la Tasa Base según se describe en los Términos con anterioridad a cada Fecha de Cálculo, inclusive, (como se la define a continuación). La Tasa de Interés sobre una Obligación Negociable a Tasa Flotante en ningún caso podrá ser superior a la tasa máxima permitida por las leyes de Nueva York que puede ser modificada por las leyes de aplicación general de los Estados Unidos.

El Agente de Cálculo notificará la tasa de interés, la suma de interés para cada período y la Fecha de Pago de Interés a las Emisoras, al Fiduciario y a cualquier bolsa de comercio en que coticen las Obligaciones Negociables a Tasa Flotante, tan pronto como le sea posible luego de su determinación, pero nunca después del cuarto Día Hábil de la misma y, en el caso de las Obligaciones Negociables que coticen en la Bolsa de Comercio de Luxemburgo, nunca después del primer día del Período de Renovación del Interés correspondiente. Dicha notificación será realizada de conformidad con las disposiciones de las Obligaciones Negociables referidas a las notificaciones a los Obligacionistas. Ver la sección "*Notificaciones*" más adelante. La suma de interés y la Fecha de Pago de Interés pueden ser modificadas posteriormente (o debidamente ajustadas) sin notificación de dicha modificación en caso de que el Período de Renovación del Interés resulte extendido o abreviado. Cualquier modificación será inmediatamente notificada a las bolsas de comercio en que coticen las Obligaciones Negociables a Tasa Flotante.

La tasa de interés para cualquier Obligación Negociable a Tasa Flotante que no sea una Obligación Negociable cuya Tasa Base sea la Tasa LIBOR o la Tasa de los Bonos del Tesoro será determinada de conformidad con las disposiciones de dicha Obligación Negociable a Tasa Flotante y del Informe de Términos y Condiciones correspondiente.

Cuando sea aplicable, la "Fecha de Cálculo" correspondiente a cualquier Fecha de Determinación del Interés será la/s fecha/s especificada/s en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente. Si tal fecha no se encuentra así especificada la Fecha de Cálculo será la que resulte primero entre el décimo día corrido posterior a tal Fecha de Determinación de Interés o la próxima Fecha de Registro posterior a la Fecha de Determinación de Interés o, si cualquiera de tales días no es un Día Hábil, el siguiente Día Hábil.

El interés devengado se calculará multiplicando el monto de capital de la Obligación Negociable a Tasa Flotante por un factor de interés devengado. El mencionado factor de interés devengado se computará sumando los factores de interés calculados para cada día del período para el cual se está pagando interés. El factor de interés para cada uno de esos días se computa dividiendo la tasa de interés aplicable a ese día por 360, si la Tasa Base especificada en el Informe de Términos y Condiciones correspondiente fuera la Tasa para Plazos Fijos (*CD Rate*), la Tasa para Títulos Valores a Corto Plazo (*Commercial Paper Rate*), la Tasa de los Fondos Federales de los Estados Unidos (*Federal Funds Rate*), la LIBOR o la Tasa Prime, o por la cantidad real de días del año, si la Tasa Base respecto de la Obligación Negociable a Tasa Flotante fuera la Tasa de los Bonos del Tesoro. Todos los porcentajes utilizados en o resultantes de cualquier cálculo de la tasa de interés respecto de la Obligación Negociable a Tasa Flotante serán redondeados, si fuera necesario, a un cienmilésimo de un punto de porcentaje, con cinco millonésimos de un punto de porcentaje hacia arriba, y todos los montos en Dólares utilizados en o resultantes de tal cálculo respecto de una

Obligación Negociable a Tasa Flotante se redondearán con una aproximación de un centavo, con medio centavo hacia arriba.

Otras Obligaciones Negociables que devengan interés y Obligaciones Negociables con Descuento de Emisión Original. La tasa de interés, si la hubiera, o el método para determinar el interés pagadero, si lo hubiera, con respecto a cualquier Obligación Negociable que no sea una Obligación Negociable a Tasa Fija u Obligación Negociable a Tasa Flotante será especificado en el anverso de la Obligación Negociable a Tasa Flotante y en el Informe de Términos y Condiciones correspondiente.

Rescate y recompra

Rescate al vencimiento. En el caso de que las Obligaciones Negociables no sean previamente rescatadas, compradas o canceladas, las Obligaciones Negociables serán rescatadas al valor de su capital (o cualquier otra suma de rescate determinada en el Informe de Términos y Condiciones de cada Clase) a la fecha o fechas determinadas en el Informe de Términos y Condiciones correspondiente o, en el caso de Obligaciones Negociables a Tasa Flotante, a la Fecha de Pago de Interés del mes en cual se produce el rescate especificado.

Recompra y cancelación. Las Emisoras y cualquiera de sus respectivas Sociedades Relacionadas (como se las define más adelante) podrán en cualquier momento y oportunamente comprar cualquier Obligación Negociable en el mercado abierto o a cualquier otro precio con la condición de que (i) en el caso de una Obligación Negociable al Portador Cartular se compre junto con todos los Cupones no vencidos relativos a las mismas, y que (ii) en el caso de una Obligación Negociable Nominativa, las Emisoras o sus respectivas Sociedades Relacionadas, según sea el caso, hayan cumplido con los requisitos del presente párrafo. Cualquier Obligación Negociable así comprada por las Emisoras o cualquiera de las Sociedades Relacionadas podrá ser reemitida o revendida o, a opción de las Emisoras o de las Sociedades Relacionadas, según sea el caso, podrá ser entregada al Fiduciario para su cancelación. Las Obligaciones Negociables así adquiridas, mientras estén en posesión de o a nombre de las Emisoras o de sus Sociedades Relacionadas, no darán derecho de voto al Tenedor en ninguna asamblea de Obligacionistas y no se las considerará En Circulación con el fin de calcular el quórum en las asambleas de Obligacionistas. Las Emisoras no adquirirán participación alguna, y harán todo lo posible para que sus Sociedades Relacionadas no lo hagan en ninguna Obligación Negociable, salvo que se notifique la compra al Fiduciario. El Fiduciario y todos los Obligacionistas tendrán derecho a confiar sin mayor investigación en cualquiera de las notificaciones (o ausencia de las mismas).

Rescate por razones impositivas; Sumas Adicionales. Todo pago por las Emisoras con respecto a las Obligaciones Negociables se efectuará sin retención o deducción a cuenta de ningún impuesto, derecho, tasa, u otras cargas gubernamentales, presentes o futuros, impuesto de cualquier naturaleza, exigido o establecido en el futuro por la Argentina o en su representación, o de cualquier autoridad o subdivisión política de la misma que tengan autoridad para gravar, salvo que las Emisoras se vean legalmente obligadas a deducir o retener tales impuestos, derechos, tasas u otras cargas gubernamentales.

En tal caso, las Emisoras pagarán a cada Obligacionista las sumas adicionales ("Sumas Adicionales") que sean necesarias para asegurar que los montos netos efectivamente recibidos por tales Obligacionistas, después de realizadas dichas retenciones o deducciones, sean iguales a los respectivos montos de capital e intereses que hubieran sido pagaderos respecto de las Obligaciones Negociables en ausencia de dichas retenciones o deducciones, no obstante, ninguna de dichas Sumas Adicionales será pagadera respecto de cualquier Obligación Negociable o Cupón (i) presentado para su pago más de 30 días después de la última de las siguientes fechas: (A) la fecha en la cual dicho pago venciera por primera vez y (B) si el monto total pagadero no hubiera sido recibido por el Fiduciario a más tardar en dicha fecha de vencimiento, o en la misma fecha en la cual habiéndose recibido el monto total, se haya dado notificación al respecto a los Tenedores por parte del Fiduciario, salvo en la medida en que el Tenedor hubiera tenido derecho a dichas Sumas Adicionales al presentar dicha Obligación Negociable o Cupón para el pago, el último día de dicho período de 30 días; (ii) mantenido por o en representación de un Obligacionista que en razón de tener alguna conexión con la Argentina (o cualquier subdivisión política o autoridad de la misma) que no sea la mera tenencia de tal Obligación Negociable o Cupón o la recepción de capital o interés respecto de éstas, deba abonar el impuesto a las ganancias, o que esté obligado al pago de impuestos, derechos, tasas o cargas gubernamentales en relación a dicha Obligación Negociable o Cupón; (iii) en el caso de Obligaciones Negociables Nominativas en la medida en que los impuestos, derechos, tasas u otras cargas gubernamentales no hubieran sido impuestos, de no haber sido por la omisión por parte del Obligacionista de cumplir, ante la solicitud de las Emisoras

M

realizada en forma razonable, con algún requisito de certificación, identificación u otro requisito de información relativo a nacionalidad, residencia, identidad o relación con la Argentina, que sea exigido o impuesto por las leyes como condición previa para la exención de la totalidad o de parte de dichos impuestos, tasas o cargas gubernamentales; o (iv) cualquier combinación de (i), (ii) y (iii).

Las Emisoras pagarán todo impuesto de sellos, tasa judicial o documentaria o todo otro impuesto interno o impuesto a la propiedad (excepto lo que se dispone en la sección "*Impuestos*" o lo que se especifique de otra forma en el Informe de Términos y Condiciones correspondiente), cargas o gravámenes similares presentes o futuros establecidos en la Argentina (o cualquier autoridad impositiva o subdivisión política de la misma), o en cualquier otra jurisdicción que surjan como resultado de la creación, emisión, suscripción, entrega, registro u oferta inicial de las Obligaciones Negociables o de un Cupón o de cualquier otro documento o instrumento mencionado en las Obligaciones Negociables o de la ejecución de las Obligaciones Negociables al producirse un Caso de Incumplimiento (según se lo define en el presente).

Las Obligaciones Negociables podrán rescatarse, a opción de las Emisoras, en forma total, pero no parcial, en cualquier momento, previa notificación de no más de 60 días corridos ni menos de 30 días corridos a los Obligacionistas (notificación que será irrevocable y que se efectuará en la manera que se describe en la sección "*Notificaciones*"), a un precio de rescate igual al 100 % del monto del capital de las mismas, junto con el interés devengado a la fecha fijada para el rescate y las Sumas Adicionales, si las hubiera, a la fecha de rescate si (i) las Emisoras determinasen y certificasen al Fiduciario que como resultado de cualquier cambio o modificación a las leyes (o normas o regulaciones promulgadas en virtud de las mismas) de la Argentina o de cualquier subdivisión política o autoridad impositiva de o para la misma que afectara los impuestos en la forma que fuera, o de cualquier cambio de la posición oficial o interpretación relativa a la aplicación de dichas leyes, normas y regulaciones (incluyendo, entre otras, la sostenida por un tribunal competente), y dicho cambio, enmienda, aplicación o interpretación entrara en vigencia en o con posterioridad a la fecha de emisión de las Obligaciones Negociables, las Emisoras han pagado o se vieran obligadas a pagar Sumas Adicionales respecto de dichas Obligaciones Negociables en virtud de los Términos de las mismas y (ii) dicha obligación no pudiera ser evitada por las Emisoras tomando las medidas razonables de que dispongan. La fecha estipulada para dicho rescate no podrá ser anterior a la última fecha posible en la cual las Emisoras podrían realizar dicho pago sin que les fuera requerido realizar dicha retención o deducción o abonar dichas Sumas Adicionales, siempre que, sin embargo, la frase "en forma total pero no parcial" se referirá a todas las Obligaciones Negociables de una Clase respecto de la cual las Emisoras se encuentran obligadas a pagar Sumas Adicionales, y no requerirá que las Emisoras rescaten cualquier otra Obligación Negociable de una Clase respecto de la cual tal obligación no se aplica. Con anterioridad a la publicación de cualquier notificación de rescate de las Obligaciones Negociables en virtud de lo antedicho, las Emisoras entregarán al Fiduciario un certificado firmado por un Representante Autorizado de las Emisoras (según se lo define en el Contrato de Fideicomiso) debidamente designado por el Directorio de cada una de ellas, acreditando que tal Emisora no puede evitar, mediante las medidas razonables disponibles, su obligación de pagar Sumas Adicionales. Tal Emisora entregará, asimismo, un dictamen de un auditor independiente o asesor legal (de reconocido prestigio) que sea aceptable para el Fiduciario expresando que la misma estaría obligada a pagar Sumas Adicionales debido a cambios en las leyes impositivas.. El Fiduciario aceptará el certificado y el dictamen como prueba suficiente del cumplimiento de las condiciones precedentes previstas en las cláusulas (i) y (ii) antes mencionadas, en cuyo caso el mismo será definitivo y vinculante para los Tenedores de Obligaciones Negociables y de Cupones. .

Si a las Emisoras les fuere requerido el pago o de otra forma el reembolso de sumas exigidas en virtud de la Ley N° 23.966 sobre el impuesto a los bienes personales en la Argentina o sus modificatorias o impuesto creado en su lugar con respecto a cualquier Obligacionista, las Emisoras tendrán el derecho de rescatar, en forma total pero no parcial, las Obligaciones Negociables de conformidad con el párrafo precedente y el Contrato de Fideicomiso.

Rescate a opción de las Emisoras. Si así lo estableciera el Informe de Términos y Condiciones correspondiente, las Emisoras pueden (salvo estipulación en contrario del Informe de Términos y Condiciones) notificando a los Tenedores de Obligaciones Negociables con una anticipación no mayor de 60 días ni menor a 30 días según la sección "*Notificaciones*" más adelante, (notificación que será irrevocable) y al Fiduciario y a la CNV, rescatar la totalidad o una parte de las Obligaciones Negociables en circulación a esa fecha (la(s) "Fecha(s) de Rescate Opcional") y por las sumas (las "Sumas de Rescate Opcional") especificadas o determinadas de la forma establecida en el Informe de Términos y Condiciones correspondiente junto con el interés devengado (si lo hubiera) a la fecha fijada para el rescate (fecha que, en el caso de Obligaciones Negociables a Tasa Flotante, debe ser una Fecha de Pago de Interés). En el caso de que se rescate sólo algunas de las Obligaciones Negociables de una Clase, los

términos de dicho rescate serán establecidos en el Informe de Términos y Condiciones correspondiente, estipulándose, sin embargo, que a menos que se especifique lo contrario, en el caso de un rescate parcial de Obligaciones Negociables Cartulares de dicha Clase, dichas Obligaciones Negociables serán seleccionadas individualmente al azar o de cualquier otra manera que el Fiduciario considere justa y equitativa para los Obligacionistas no más de 60 días antes de la fecha de rescate fijada y se notificará (conforme con la sección "*Notificaciones*") una lista de las Obligaciones Negociables que se van a rescatar con no menos de 30 días de anterioridad a esa fecha. En el caso de un rescate parcial de Obligaciones Negociables representadas por una Obligación Negociable Global, las Obligaciones Negociables serán seleccionadas de conformidad con las reglas del Depositario correspondiente y sus Participantes, según sea el caso.

Rescate de Obligaciones Negociables con Descuento de Emisión Original. A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, en el caso de rescate anterior al vencimiento de una Obligación Negociable con Descuento de Emisión Original, la suma exigible al vencimiento (la "Suma Amortizada") será equivalente a la suma (i) del Precio de Referencia o, si este no fuera especificado en el Informe de Términos y Condiciones correspondiente, el primer precio al que se vendió al público una cantidad sustancial de Obligaciones Negociables, excluyendo a los suscriptores, colocadores, o mayoristas (el "Precio de Emisión"), de dicha Obligación Negociable y (ii) el producto de lo devengado (el "Rendimiento al Vencimiento") según lo especificado en el Informe de Términos y Condiciones (compuesto anualmente) y el Precio de Referencia o, si éste no fuera especificado en el Informe de Términos y Condiciones correspondiente, el Precio de Emisión desde la fecha de emisión (inclusive) hasta el día antes de la Fecha de Rescate Opcional (o, en el caso de un rescate por razones impositivas, la fecha fijada para el rescate) y calculado de acuerdo con los principios generalmente aceptados en los Estados Unidos en lo que se refiere a la computación de la renta de títulos, pero en ningún caso la Suma Amortizada excederá el capital de las Obligaciones Negociables debido al vencimiento. Todo monto de capital en circulación de dicha Obligación Negociable impago al vencimiento devengará interés desde la fecha de vencimiento a una tasa anual igual al Rendimiento al Vencimiento especificado en el Informe de Términos y Condiciones correspondiente. Dicho interés se seguirá devengando (antes y después de la sentencia, en la medida en que lo permita la legislación aplicable) hasta el día en que todas las sumas debidas con respecto a dicha Obligación Negociable hayan sido pagadas o debidamente entregadas.

Repago a opción de los Obligacionistas

Salvo indicación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables no podrán rescatarse a opción de los Obligacionistas o, en caso de una Obligación Negociable Global, los titulares de una participación en la misma, antes del vencimiento. Si así lo especificara el Informe de Términos y Condiciones correspondiente, una Obligación Negociable será rescatable a opción del Obligacionista en la fecha o fechas especificadas antes de su fecha de vencimiento y, salvo especificación en contrario en el Informe de Términos y Condiciones, a un precio igual al 100 % del capital respectivo, junto con el interés devengado a la fecha de repago. Los titulares de una participación en una Obligación Negociable Global podrán ejercer su opción, en caso de existir, a través de un Tenedor de una Obligación Negociable Global.

Salvo estipulación en contrario en el Informe de Términos y Condiciones correspondiente, las Obligaciones Negociables sujetas al repago anticipado opcional, serán repagaderas en todo o en parte en incrementos de U$S 1.000 (o, si esta Obligación Negociable estuviera denominada en una Moneda Especificada distinta del Dólar estadounidense, en incrementos de 1.000 unidades de dicha Moneda Especificada) (con la condición de que cualquier monto de capital remanente de la misma no será inferior a la denominación mínima autorizada de la misma) a opción del Tenedor de la misma, a un precio igual al 100 % del monto de capital a ser repagado, junto con el interés (incluyendo Sumas Adicionales) de la misma pagadero hasta la fecha de repago. Las Obligaciones Negociables presentadas para su repago anticipado en todo o en parte a opción del Tenedor, deberán ser recibidas en la *Corporate Trust Office* del Fiduciario, en el condado de Manhattan, ciudad de Nueva York, con por lo menos 15 días calendario pero no más de 30 días calendario de anterioridad a la Fecha de Repago Opcional estipulada en los Términos conjuntamente con el formulario denominado "Opción para la Elección de Repago" debidamente completado o un telegrama, transmisión por facsímil o una carta del Depositario o Depositario común de la Obligación Negociable, consignando el nombre del titular de la participación en la Obligación Negociable, el monto de capital de la Obligación Negociable, el monto de capital de la Obligación Negociable que deberá repagarse, el número del certificado (si fuera aplicable) o descripción del tenor y de los términos de la Obligación Negociable, una declaración de que con ello se está ejerciendo la opción de elección de repago y una garantía de que la Obligación Negociable a ser repagada, junto con la "Opción para Elección de Repago" debidamente

completada, serán recibidos por el Fiduciario antes del quinto Día Hábil posterior a la fecha de dicho telegrama, telex, transmisión facsimilar o carta; no obstante, el telegrama, transmisión por fax o carta sólo será efectiva si tal Obligación Negociable y el formulario debidamente completado fueran recibidos por el Fiduciario dentro del quinto Día Hábil mencionado. Salvo que el Informe de Términos y Condiciones correspondiente especifique lo contrario, el ejercicio de la opción de repago por el Tenedor de la Obligación Negociable será irrevocable.

El Depositario o su designatario será el Tenedor de cualquier Obligación Negociable Global y por lo tanto será la única entidad que podrá ejercer un derecho de repago. A fin de asegurar que el Depositario o quien éste designe ejercerá oportunamente un derecho de repago con respecto a una Obligación Negociable en particular, los titulares en calidad de beneficiarios de la Obligación Negociable deberán instruir al Participante Directo o Indirecto con el Depositario a través del cual mantiene una participación en la Obligación Negociable que notifique al Depositario su deseo de ejercer un derecho de repago. Las distintas firmas tienen diferentes fechas límite para la aceptación de instrucciones de sus clientes y, consecuentemente, cada titular en calidad de beneficiario deberá consultar al agente u otro Participante Directo o Indirecto a través del cual mantiene una participación en una Obligación Negociable a fin de determinar la fecha límite dentro de la cual debe darse tal instrucción para notificar oportunamente al Depositario.

Ciertos compromisos de las Emisoras

A continuación se transcriben ciertos compromisos de las Emisoras que se encuentran incluidos en el Contrato de Fideicomiso.

(a) Restricciones a la Constitución de Gravámenes.

Ninguna de las Emisoras constituirá, ni permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de Gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros para garantizar Deudas de cualquier otra Persona, a menos que las Obligaciones Negociables sean garantizadas en forma equivalente y proporcional por tales Gravámenes, excepto por:

(i) Gravámenes existentes en la Fecha de Emisión de las Obligaciones Negociables;

(ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que estén siendo objetados de buena fe mediante procedimientos adecuados; con la condición de que, se hagan las reservas adecuadas en los libros de dicha Emisora o dicha Sociedad Controlada, según sea el caso, de acuerdo con los principios de contabilidad generalmente aceptados en la Argentina;

(iii) Gravámenes en todo o en parte de cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos que garanticen Deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos incurridos concurrentemente en o dentro de 120 días posteriores a la finalización de dicha adquisición, construcción, instalación o Gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes en la fecha de adquisición de los mismos;

(iv) Gravámenes que surjan en el curso normal de las actividades que no garantizan Deudas y que (A) no estén vigentes por un período de más de 60 días, (B) estén siendo objetados de buena fe por los procedimientos adecuados; cuyos procedimientos tendrán el efecto de impedir la pérdida del derecho o la venta de la propiedad o activos sujetos a dicho Gravamen; o (C) garanticen una obligación inferior a U$S 1.000.000;

(v) cualquier embargo o Gravamen judicial, a menos que el juicio que garantice, (A) durante los 60 días posteriores al inicio del mismo, no haya sido descargado o su ejecución esté suspendida pendiente de apelación, (B) no haya sido descargado durante los 60 días posteriores al vencimiento de suspensión o (C) fuera por un monto inferior a U$S 1.000.000;

(vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, *leasings*, obligaciones estatutarias, fianzas de caución, apelación, y cumplimiento y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades;

(vii) cualquier Gravamen impuesto por una disposición imperativa de ley aplicable que no afecte en forma significativa a la capacidad de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso;

(viii) Gravámenes distintos a los descriptos en las cláusulas antes mencionadas (i) hasta (vii) contra la propiedad, activos o ingresos de cualquiera o de ambas Emisoras o de alguna de sus respectivas Controladas garantizando Deudas por un monto de capital total que no sea superior a U$S 10.000.000 (o su equivalente en otras monedas) en cualquier momento en circulación; y

(ix) cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier Gravamen descripto en las cláusulas anteriores (i) hasta (viii) con la condición de que (A) dicha o extensión, renovación o reemplazo no se extienda a cualquier propiedad que no sea la originalmente sujeta a los Gravámenes que se extiendan, renueven o reemplacen y (B) el monto de capital de la Deuda garantizada por el Gravamen no se vea aumentado.

(b) Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada.

Ninguna de las Emisoras permitirá, en ningún momento, que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1 a 1.

(c) Restricciones a los Convenios de *Leasing* con Modalidad *Sale and Lease-Back*.

Las Emisoras no realizarán, ni permitirán que ninguna de sus Sociedades Controladas celebren ningún Convenio de *Leasing* con Modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo fin caducará el uso de dicho bien por el locatario; (ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y de una Sociedad Controlada, o entre Sociedades Controladas; (iii) las Emisoras o cualquier Sociedad Controlada podrán incurrir en Deudas garantizadas con hipotecas sobre la propiedad a la que se refiere la transacción en un monto equivalente al menos a la Deuda Atribuible en relación con el Convenio de *Leasing* con Modalidad Sale and Lease-Back sin al mismo tiempo garantizar en forma igualitaria y proporcional a las Obligaciones Negociables, conforme a las restricciones sobre gravámenes indicadas en "*Restricciones a la constitución de gravámenes*", precedentemente; (iv) el producido de dicho convenio es al menos equivalente al valor de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras) y las Emisoras destinan un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible con respecto a dicho convenio dentro de los 180 días de dicha venta a cualquiera (o una combinación de) (A) el rescate (fuera del rescate obligatorio, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera de las Emisoras o de ambas o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada) que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o (v) dicho convenio se celebra dentro de los 120 días después de la adquisición inicial por dicha Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

(d) Fusión, absorción o venta de activos.

Ninguna de las Emisoras se fusionará, sea por absorción o a través de una fusión propiamente dicha, ni venderá, entregará en *leasing*, transferirá o de otra forma dispondrá de la totalidad o sustancialmente la totalidad de sus bienes o activos, sea en una única transacción o en una serie de transacciones a persona alguna, (a) a menos que en el caso de tal fusión por absorción o fusión propiamente dicha (i) tal Emisora es la Persona Sucesora y (ii) cualquier Obligacionista que elija ser repagado o garantizado ante tales supuestos de fusión de conformidad con la legislación argentina aplicable, sea garantizado o repagado por cualquiera de las Emisoras; o (b) a menos que en el caso de cualquier tal otra transacción, (i) inmediatamente después de conferirle efecto a dicha transacción o serie de transacciones, (i) no hubiera ocurrido ni continuara ocurriendo ningún Caso de Incumplimiento ni ningún hecho que, después de efectuada la notificación o transcurrido el plazo o ambos, se convertiría en un Caso de Incumplimiento, (ii) la Persona Sucesora es una sociedad que asumirá en forma expresa las obligaciones de tal Emisora de conformidad con las Obligaciones Negociables y el Contrato de Fideicomiso y (iii) tal Emisora habrá entregado al Fiduciario un certificado de funcionario y una opinión de asesor legal estableciendo que tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición, cumple con las Obligaciones Negociables y que todas las condiciones relacionadas con tal transacción allí establecidas han sido satisfechas. Luego del acaecimiento

de cualesquiera tales supuestos de fusión, venta, *leasing*, transferencia u otro acto de disposición de la totalidad o de sustancialmente la totalidad de los activos o bienes de tal Emisora, la Persona Sucesora sucederá y sustituirá a la Emisora o a ambas Emisoras, según corresponda, y tendrá todos los derechos y facultades de la misma, con el mismo alcance que si hubiera sido designada en las Obligaciones Negociables y el Contrato de Fideicomiso y, en adelante tal Emisora será liberada de sus responsabilidad como deudor de las Obligaciones Negociables y de conformidad con el Contrato de Fideicomiso.

Algunas definiciones

A continuación se transcriben ciertos términos definidos tal como se utilizan en el Contrato de Fideicomiso. Deberá remitirse al Contrato de Fideicomiso para obtener el significado de otros términos utilizados en el presente en mayúsculas cuya definición no se encuentre incluida en esta sección.

"Sociedad Relacionada" de cualquier Persona específica significa toda otra Persona que directa o indirectamente controla, es controlada o se encuentra bajo un control común con dicha Persona específica. A los fines de la presente definición, "control", cuando se lo utilice en relación con cualquier Persona específica, significa la capacidad de dirigir, directa o indirectamente, la administración y las políticas de dicha Persona, ya sea a través de la propiedad de las acciones con derecho a voto, por contrato o de otro modo y los términos "controlante" y "controlada" tendrán un significado correlativo con lo que antecede.

"PCGA de la Argentina" significa las Normas Contables Profesionales aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

"Deuda Atribuible" significa, en relación a cualquier alquiler en particular en virtud del cual una Persona es en ese momento responsable y en cualquier fecha en la cual el monto de la misma deba determinarse, el monto neto total de alquiler que se requiera que sea pagado por dicha Persona en virtud de dicho alquiler durante el término primario remanente (o cualquier término de renovación por el cual el alquiler pueda extenderse a opción del locador), descontado a una tasa de interés establecida o implícita en los términos de dicho *leasing* (o, si no fuese posible determinar dicha tasa, la tasa de interés promedio estimada anual de las Obligaciones Negociables en ese momento en circulación) compuesta semestralmente. El monto neto de alquiler que se requiera que sea pagado en virtud de dicho alquiler de cualquiera de dichos períodos será la suma total pagadera por el locatario con respecto a dicho período después de excluir las sumas que se deban pagar a cuenta del seguro, impuestos, gravámenes, gastos, costos operativos y laborales y gastos similares. En el caso de un alquiler que sea terminable por el locatario contra el pago de una multa, dicha suma neta incluirá también la suma de la multa, pero ninguna renta se considerará como requerida para ser pagada bajo dicho alquiler subsiguiente a la primera fecha contra la cual se podrá terminar.

"Día Hábil" significa cualquier día excepto sábado, domingo o cualquier otro día en que los bancos comerciales, estén autorizados o se les exija por ley o regulación a permanecer cerrados en (i) la ciudad de Nueva York, (ii) la ciudad donde esté ubicado el agente de pago o el agente de transferencia respectivo, (iii) el Centro Financiero Principal, con respecto a cualquier Obligación Negociable denominada en la Moneda Especificada o (iv) Londres, con respecto a las Obligaciones Negociables cuyo interés pagadero se determina por referencia a la Tasa LIBOR. "Centro Financiero Principal" significa la ciudad capital del país de la Moneda Especificada, excepto que con relación a los Euros, Centro Financiero Principal significa las ciudades de Frankfurt o Bruselas.

"Deuda Consolidada" de cualquier Persona significa en relación a cualquier fecha de determinación la deuda total de dicha Persona y sus Controladas Consolidadas como se mostrará en un estado de situación patrimonial consolidado de dicha Persona y sus Controladas Consolidadas preparado en dicha fecha de acuerdo con los PCGA de la Argentina.

"Sociedad Controlada Consolidada" de cualquier Persona significa una Sociedad Controlada que por motivos de información financiera es o debería ser contabilizada por dicha Persona, de acuerdo con los PCGA de la Argentina, como una sociedad controlada consolidada.

"Obligaciones Eventuales" significa respecto de cualquier Persona, cualquier obligación de dicha Persona garantizando cualquier Deuda, *leasings*, dividendos u otra obligación (una "obligación primaria") de cualquier otra Persona de cualquier manera, sean directas o indirectas, incluyendo, sin limitaciones, cualquier obligación de dicha

Persona sea o no eventual (i) de comprar cualquiera de tales obligaciones primarias o cualquier propiedad que constituya directa o indirectamente garantía de las mismas, (ii) de anticipar o proveer fondos (a) para la compra o pago de cualquiera de tales obligaciones primarias o (b) para mantener capital de trabajo o capital propio del obligado principal o para mantener el patrimonio o solvencia del obligado principal, (iii) para comprar propiedades, valores y servicios principalmente para asegurar al propietario de cualquiera de tales obligaciones primarias la capacidad del obligado principal de efectuar el pago de dicha obligación primaria o (iv) por el contrario para asegurar o mantener indemne al propietario de cualquiera de tales obligaciones primarias respecto de las pérdidas relativas a las mismas. La suma de cualquier Obligación Eventual se considerará que es una suma igual a la suma consignada o determinable de la obligación primaria respecto de la cual dicha Obligación Eventual es incurrida o, de no estar consignada, o no ser determinable, la responsabilidad máxima razonable prevista respecto de la misma que de buena fe determine el obligado eventual.

"Incumplimiento" significa cualquier evento que constituye, o en virtud de su notificación o transcurso del tiempo o ambos constituiría, un Caso de Incumplimiento (según se define en el presente).

"Deuda" significa, respecto de cualquier Persona en cualquier fecha, sin acumulación, (i) todas las obligaciones de dicha Persona por dinero prestado, (ii) todas las obligaciones de dicha Persona evidenciadas por bonos, debentures, Obligaciones Negociables u otros instrumentos similares, (iii) todas las obligaciones de dicha Persona por el pago de compra diferido de bienes o servicios, excepto cuentas comerciales pagaderas y obligaciones no monetarias, en cada caso, que surjan en el curso ordinario de la gestión comercial, (iv) todas las obligaciones de dichas Personas como locatario que sea capitalizada de acuerdo con los PCGA de la Argentina, (v) toda Deuda de terceros asegurada por cualquier gravamen sobre cualquier bien de dicha Persona, sea o no dicha Deuda asumida por dicha Persona y (vi) toda Obligación Eventual de dicha Persona.

"Fecha de Emisión" de toda Obligación Negociable o porción de la misma significa la primera de las siguientes fechas, (a) la fecha de dicha Obligación Negociable o (ii) la fecha de cualquier Obligación Negociable (o porción de la misma) por la cual se emitiera originariamente dicha Obligación Negociable (en forma directa o indirecta) al registrarse una transferencia, canje o substitución.

"Gravamen" significa cualquier hipoteca, gravamen, prenda, cargo o cualquier derecho real de garantía o gravamen de cualquier clase incluyendo cualquier derecho en virtud de cualquier venta condicional, *leasing* u otro acuerdo de retención de título de propiedad.

"Patrimonio Neto" de cualquier Persona, significa el patrimonio neto de dicha Persona, tal como surge de los estados contables publicados regularmente más recientes de la misma, de acuerdo con los PCGA de la Argentina.

"Persona" significa todo individuo, sociedad, asociación, fideicomiso *(trust)* o cualquier otro organismo o entidad, incluyendo una subdivisión política o gubernamental, o una entidad o agencia de los mismos.

"Convenio de *Leasing* con Modalidad *Sale and Lease-Back*" significa cualquier convenio con cualquier Persona por el cual una o ambas Emisoras o alguna de sus Sociedades Controladas toma en locación cualquier bien de cualquier naturaleza el cual ha sido o será vendido o transferido a dicha Persona por cualquier Emisora o ambas o por dicha Sociedad Controlada.

"Sociedad Controlada" significa cualquier compañía de la cual acciones en circulación con derecho a voto, que tengan facultad para elegir una mayoría del Directorio de dicha compañía, estén en ese momento directa o indirectamente en propiedad de una o ambas Emisoras o de una o más de otras Sociedades Controladas, o de propiedad de cualquiera o de ambas Emisoras y de una o más de otras Sociedades Controladas.

"Persona Sucesora" significa respecto de cualquiera de ambas Emisoras, la Persona en la cual dicha Emisora se fusiona o a la cual dicha Emisora vende, transfiere o de otra manera dispone de todos o sustancialmente todos sus activos o la Persona resultante de dicha consolidación envolviendo a dicha Emisora.

"PCGA de los Estados Unidos" significa las normas contables profesionales de los Estados Unidos aplicadas consistentemente por una compañía o entre compañías a lo largo del tiempo, en vigencia oportunamente.

Casos de incumplimiento

Si hubieran ocurrido y continuaran existiendo uno o más de los siguientes supuestos ("Casos de Incumplimiento") (cualquiera fuera la causa de dicho Caso de Incumplimiento y fuera voluntario o involuntario o afectado por aplicación de la ley o en virtud de cualquier sentencia, decreto u ordenanza de cualquier tribunal o por cualquier ordenanza, norma o reglamentación de cualquier organismo administrativo o gubernamental):

(a) incumplimiento por una o ambas Emisoras de la obligación de pagar la totalidad o cualquier cuota del capital (incluyendo Sumas Adicionales) de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles; ya sea al vencimiento, por declaración o de otro modo; o

(b) incumplimiento por una o ambas Emisoras de la obligación de pagar cualquier interés (incluyendo Sumas Adicionales) respecto de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles, y continuara dicho incumplimiento durante cinco Días Hábiles; o

(c) incumplimiento por cualquiera de las Emisoras de la debida observancia o cumplimiento de cualquiera de las obligaciones previstas en las Obligaciones Negociables (con excepción de las mencionadas en (a) y (b) precedentes), o en el Contrato de Fideicomiso, durante un período de cuarenta y cinco 45 días después de que cualquier Tenedor de Obligaciones Negociables de esa Clase haya dado notificación por escrito al respecto, a cada una de las Emisoras con copia al Fiduciario; o

(d) cualquier hecho o situación (i) que produjera la aceleración del vencimiento de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas o (ii) que permita o que, por el transcurso del tiempo o la notificación, o ambas circunstancias, permitiera al tenedor de dicha Deuda o a cualquier Persona actuando en nombre de dicho tenedor, acelerar el vencimiento de las mismas; o

(e) el incumplimiento por cualquiera o ambas Emisoras respecto del pago de cualquier Deuda, cuyo monto de capital total sea de U$S 6.000.000 (o su equivalente en otras monedas) o superior, en tanto y en cuanto el mismo venciera y fuera pagadero y dicho incumplimiento persistiera más allá del período de gracia, si lo hubiera, originalmente aplicable al mismo; o

(f) cualquier hecho o situación que provocase la revocación por el Gobierno de la Licencia exclusiva otorgada a cualquiera o ambas Emisoras, en virtud del Decreto 2.255/92 para la explotación del servicio público de distribución y comercialización de gas natural en sus respectivas áreas geográficas salvo que dicha revocación no interfiera en la facultad que posean ambas Emisoras para operar conforme a los términos y condiciones de dicha licencia exclusiva permitiéndoles proveer exclusivamente el servicio público de distribución y comercialización de gas natural en sus respectivas áreas geográficas; o

(g) se hubiera dictado en contra de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas sentencias definitivos, decretos u ordenanzas por un tribunal competente cuya sentencia no fuera o no pudiera ser apelada, para el pago de dinero, de manera individual o por una suma total, superior a U$S 6.000.000 (o su equivalente en otras monedas) y hubieran transcurrido 60 días desde la fecha de dichas sentencias definitivas, decretos u ordenanzas sin que la misma hubiera sido cumplida, descargada o se hubiera suspendido su ejecución; o

(h) cualquiera o ambas Emisoras o cualquiera de sus respectivas Controladas (i) solicitara o aceptara la designación de un administrador, fiduciario, liquidador, u otro similar para los bienes de dicha Emisora o Controlada, (ii) fuera incapaz o admitiera por escrito la incapacidad de dicha Emisora o Controlada de pagar sus deudas al vencimiento, (iii) efectuara una cesión general en beneficio de los acreedores de dicha Emisora o Controlada; (iv) fuera declarada su insolvencia o quiebra; (v) presentara una solicitud voluntaria de quiebra o una petición o una contestación con el fin de lograr una reorganización o un acuerdo con los acreedores o un concurso preventivo de acreedores o con el fin de hacer uso de cualquier ley de insolvencia aplicable, (vi) presentara cualquier contestación admitiendo la pretensión esencial de una demanda presentada contra dicha Emisora o Controlada en cualquier proceso de quiebra, reorganización o insolvencia; o (vii) tomara cualquier medida societaria a fin de dar efecto a cualquiera de las situaciones antedichas o a equivalentes de las mismas según el derecho argentino; o

(i) sin su solicitud, aprobación o consentimiento, se instituyeran en cualquier tribunal competente procedimientos fundamentales tendientes al logro, respecto de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Controladas, de la declaración de quiebra, reorganización, disolución, liquidación, concordato o acuerdo con los acreedores, reajuste de la deuda, designación de un administrador, liquidador o funcionario similar de dicha Emisora o Controlada o de todo o cualquier parte sustancial de los activos de la misma o cualquier otro recurso similar respecto de dicha Emisora o Controlada en virtud de cualquier ley aplicable de quiebra o insolvencia; y ya sea que (i) dicho procedimiento no fuera activamente impugnado de buena fe por dicha Emisora o Sociedad Controlada, o (ii) cualquier ordenanza, sentencia o decreto fuera celebrado por cualquier tribunal competente para ejecutar lo antedicho, cuya orden, juicio o decreto permaneciera efectiva y vigente por un período de 60 días; o

(j) fuera o se volviera ilegal, o continuara siéndolo por un período de al menos 60 días, por cualquier razón para cualquiera o ambas Emisoras llevar a cabo o cumplir cualquiera de sus obligaciones significativas en virtud de las Obligaciones Negociables o del Contrato de Fideicomiso; o

(k) cualquiera o ambas Emisoras celebraran cualquier fusión o fusión por absorción, o vendieran, transfirieran o transmitieran o dispusieran de otro modo de la totalidad o sustancialmente de la totalidad de sus activos ya sea mediante una transacción o una serie de transacciones, con excepción de lo permitido en "*Descripción de las Obligaciones Negociables – Fusión, consolidación o venta de activos*"; o

(l) se dictara o aceptara una moratoria general respecto del pago o cumplimiento de las obligaciones de cualquiera de las Emisoras o de cualquiera de sus respectivas Controladas o cualquier autoridad u organismo gubernamental condenara, embargará, o expropiará los activos de cualquier Emisora o de cualquiera de sus respectivas Controladas;

entonces los Tenedores de Obligaciones Negociables de no menos del 25 % del capital total de las Obligaciones Negociables de esa Clase En Circulación excepto en el caso de un Caso de Incumplimiento descripto en la cláusula (d)(ii) arriba, en cuyo caso, los Tenedores de Obligaciones Negociables de esa Clase de no menos del 66 % del capital total de las Obligaciones Negociables de dicha Clase en circulación, podrán, mediante notificación escrita a las Emisoras y al Fiduciario, declarar que todas las Obligaciones Negociables de esa Clase en circulación en ese momento son exigibles y pagaderas a menos que dicho Caso de Incumplimiento hubiera sido remediado con anterioridad a la recepción de dicho aviso por el Fiduciario. Con tal declaración de aceleración del vencimiento, el capital de las Obligaciones Negociables de dicha Clase y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables de la Clase se tornará inmediatamente exigible y pagadero. Si después de dicha declaración fuera subsanado el Caso o Casos de Incumplimiento que hubieran dado lugar a dicha declaración, la misma podrá ser rescindida por los Tenedores de las Obligaciones Negociables de dicha Clase de la manera prevista en el Contrato de Fideicomiso.

Luego de una declaración de aceleración, los Tenedores de Obligaciones Negociables de la mayoría del capital total de las Obligaciones Negociables de dicha Clase en circulación en ese momento podrán, mediante notificación al Fiduciario, rescindir tal declaración de aceleración y sus consecuencias si todos los Casos de Incumplimiento existentes, que no sean la falta de pago de capital y del interés devengado e impago de las Obligaciones Negociables de esa Clase que resulta exigible sólo como resultado de tal aceleración, han sido subsanados y si la rescisión de la aceleración no estuviera en conflicto con ninguna sentencia o resolución. Los Tenedores de la mayoría del capital total de las Obligaciones Negociables en circulación (o de aquella porción menor que participe en las asambleas según se especifica más adelante en la sección "*Modificaciones y enmiendas*") tienen también derecho a renunciar incumplimientos pasados de conformidad con el Contrato de Fideicomiso, con excepción de la falta de pago de capital y cualquier interés de una Obligación Negociable en circulación o con respecto a un compromiso o disposición que no puede ser modificada o enmendada sin el consentimiento de todos los Obligacionistas.

Durante la existencia de un Caso de Incumplimiento, el Fiduciario deberá ejercitar los derechos y poderes que le han sido conferidos en virtud del Contrato de Fideicomiso aplicando el mismo grado de diligencia e idoneidad que una persona prudente utilizaría en circunstancias similares en la conducción de sus propios negocios. Sujeto a ciertas disposiciones referentes a los derechos del Fiduciario, los Tenedores de Obligaciones Negociables de la mayoría del capital de las Obligaciones Negociables en circulación de tal Clase tendrán derecho de disponer el tiempo, método y lugar para la conducción de cualquier procedimiento en relación con cualquier recurso disponible por el Fiduciario, o para ejercitar cualquier mandato o poder conferido al mismo.

El Contrato de Fideicomiso prevé que el Fiduciario, dentro de los 90 días posteriores a la toma de conocimiento por parte de un Funcionario Responsable (según se define en el Contrato de Fideicomiso) del Fiduciario del acaecimiento de cualquier incumplimiento con respecto a las Obligaciones Negociables de cualquier Clase, notificará a los Obligacionistas de dicha Clase tal incumplimiento de su conocimiento, a menos que el incumplimiento haya sido subsanado antes de cursar dicha notificación; siempre que, excepto en el caso de un incumplimiento en el pago de capital o interés de cualquier de las Obligaciones Negociables, el Fiduciario quedará protegido reteniendo tal notificación si el directorio, la comisión ejecutiva o el cuerpo gobernante de directores y fiduciarios y/o Funcionarios Responsables del Fiduciario determinan de buena fe que la retención de tal notificación redunda en beneficio de los mencionados Obligacionistas.

Las Emisoras deberán remitir al Fiduciario anualmente un reporte respecto del cumplimiento de las condiciones y compromisos en virtud del Contrato de Fideicomiso.

Modificaciones y enmiendas

El Contrato de Fideicomiso contiene disposiciones para la convocatoria de asambleas de Obligacionistas a fin de considerar asuntos que afecten sus intereses. La asamblea de Obligacionistas podrá ser convocada por el Fiduciario o el Directorio o la Comisión Fiscalizadora de cada Emisora para modificar, enmendar u obtener una renuncia a cualquier disposición del Contrato de Fideicomiso o de las Obligaciones Negociables de todas y cada una de las Clases, así como también para considerar cualquier otro asunto que sea de interés para los Tenedores de las Obligaciones Negociables. A solicitud por escrito de los Obligacionistas que representen por lo menos un 5 % del capital total de una Clase de Obligaciones Negociables En Circulación en ese momento, el Fiduciario debe, convocar tal asamblea para su celebración dentro de los 40 días posteriores a la recepción de la solicitud.

El Contrato de Fideicomiso o las Obligaciones Negociables de todas las Clase o de cualquiera de ellas podrán ser modificados por el Fiduciario y por cada Emisora, entre otras cosas, con el fin de aclarar cualquier ambigüedad, o de subsanar, corregir o complementar cualquier disposición viciada o incongruente contenida en el mismo, o de cualquier manera necesaria o aconsejable y que no afecte adversamente y de manera sustancial los intereses de los Obligacionistas, a todo lo cual prestará su consentimiento cada Obligacionista, por su aceptación de las Obligaciones Negociables, o de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales.

Sujeto al párrafo precedente, (i) se podrán efectuar modificaciones y enmiendas al Contrato de Fideicomiso, a las Obligaciones Negociables y a los Cupones, si los hubiera, de todas las Clases, y se podrá dispensar el cumplimiento futuro o el incumplimiento pasado incurrido por las Emisoras bajo cualquiera de las disposiciones de las Obligaciones Negociables y de los Cupones, si los hubiera, de cualquier Clase o del Contrato de Fideicomiso, con el voto afirmativo de Obligacionistas que representen la mayoría del monto del capital total de las Obligaciones Negociables de todas las Clases En Circulación en ese momento presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y en cada caso, siempre que se relacione con el Contrato de Fideicomiso, con el consentimiento del Fiduciario y de los Agentes de Pago cuyo consentimiento no será denegado en forma irrazonable); a condición, sin embargo, de que no se podrá efectuar ninguna modificación, enmienda o dispensa que afecte adversamente una o más Clases de Obligaciones Negociables, en comparación con cualquier otra Clase de Obligaciones Negociables, sin el consentimiento del porcentaje requerido de Obligacionistas de esa Clase adversamente afectada especificado en la siguiente cláusula (ii); y (ii) se podrán efectuar modificaciones y enmiendas a las Obligaciones Negociables de una Clase en particular y, en la medida en que concierna a las Obligaciones Negociables de tal Clase, al Contrato de Fideicomiso, y el futuro cumplimiento o incumplimiento pasado por las Emisoras bajo cualquier disposición de las Obligaciones Negociables de esa Clase o, en la medida en que concierna a las Obligaciones Negociables de esa Clase, se podrá dispensar el Contrato de Fideicomiso, con el voto afirmativo de Tenedores que representen la mayoría del monto total de capital de las Obligaciones Negociables de dicha Clase En Circulación a la fecha presentes o representados en una asamblea de Obligacionistas en la que se haya conseguido el quórum (y el Fiduciario deberá estar de acuerdo con tal modificación o enmienda a menos que ésta afecte los derechos, obligaciones o inmunidades propios del Fiduciario en virtud de las Obligaciones Negociables, el Contrato de Fideicomiso o de alguna otra forma).

Además de la disposición que permite modificar, enmendar o renunciar a cualquiera de las disposiciones del Contrato de Fideicomiso o de las Obligaciones Negociables conforme al voto afirmativo del porcentaje requerido que esté presente en una asamblea, las Emisoras pueden realizar también una modificación, enmienda, o renuncia,

en la medida permitida por la legislación aplicable, con el consentimiento escrito de Tenedores que representen no menos de la mayoría del capital total de todas las Obligaciones Negociables En Circulación o, si así fuera requerido, con el consentimiento escrito de la unanimidad de los Tenedores de todas las Obligaciones Negociables En Circulación.

Sin perjuicio de lo expuesto, se requerirá la aprobación unánime o voto afirmativo unánime de los Obligacionistas de una Clase para adoptar una decisión válida respecto de lo siguiente en relación con dicha Clase: (i) modificar el vencimiento establecido del capital o interés, de cualquier Obligación Negociable o Cupón de dicha Clase; (ii) reducir el capital de o el interés de cualquier Obligación Negociable o Cupón de esa Clase; (iii) modificar la obligación de las Emisoras de pagar Sumas Adicionales, si las hubiera, como se menciona precedentemente bajo la sección "-- *Rescate por razones impositivas; Sumas Adicionales*"; (iv) cambiar la moneda o el lugar de pago del capital o de los intereses de las Obligaciones Negociables o Cupones (incluyendo cualquier Suma Adicional que correspondiera) de dicha Clase; (v) reducir el porcentaje de capital de Obligaciones Negociables En Circulación necesario para modificar o enmendar el Contrato de Fideicomiso, las Obligaciones Negociables o los Cupones, si lo hubiera, o reducir los requisitos de quórum en el porcentaje de Obligaciones Negociables requerido para la iniciación de cualquier acción en una asamblea de Obligacionistas de la Clase correspondiente; (vi) reducir el porcentaje de capital de Obligaciones Negociables En Circulación cuyos Tenedores tengan derecho a convocar una asamblea de Obligacionistas de la Clase; o (vii) impedir el ejercicio del derecho a iniciar cualquier acción para la ejecución de cualquier pago sobre o respecto de cualquier Obligación Negociable o Cupón de dicha Clase.

Las asambleas se celebrarán en Buenos Aires; no obstante, las Emisoras o el Fiduciario pueden determinar (a menos que lo instruyan por escrito, los Tenedores que representen como mínimo la mayoría del capital de una Clase en particular de Obligaciones Negociables En Circulación) la celebración de cualquiera de las asambleas simultáneamente en Buenos Aires, Nueva York y/o en Londres por cualquier medio de telecomunicación que permita que los participantes puedan hablarse y escucharse. Si se celebra una asamblea conforme a la solicitud por escrito de los Tenedores de Obligaciones Negociables, el orden del día será aquel que determinen los Obligacionistas en la solicitud. La notificación a asambleas de Obligacionistas, que establecerá la fecha y hora en que se celebrará y, en términos generales, las acciones que se propondrán, deberá publicarse por cinco días consecutivos en el Boletín Oficial y en un periódico importante de circulación masiva en Buenos Aires (que se estima será La Nación) y tal como se especifique en las Obligaciones Negociables de la Clase correspondiente no menos de 10 días ni más de 30 días anteriores a la fecha fijada para la asamblea, y como lo requiera la legislación argentina aplicable.

Toda asamblea de Obligacionistas puede ser citada en primera y segunda convocatoria, la segunda convocatoria tendrá lugar en caso de que fracase la primera. Tanto la primera como la segunda convocatoria de asambleas de Tenedores de Obligaciones Negociables, podrán realizarse simultáneamente, en cuyo caso, la asamblea en segunda convocatoria se celebrará una hora después de fracasada la primera. El quórum requerido para una asamblea conforme a la primera convocatoria, estará representado por personas que poseen o representan por lo menos el 51 % del capital total de Obligaciones Negociables de la Clase aplicable en ese momento En Circulación. Ningún asunto será tratado en ausencia de quórum, a menos que exista quórum cuando la asamblea sea llamada al orden. En ausencia de quórum dentro de los 30 minutos de la hora fijada para cualquiera de esas asambleas, la asamblea podrá ser aplazada por un período de 1 hora y el quórum requerido para la segunda convocatoria será de las personas que posean o representen al menos el 25 % del capital total de las Obligaciones Negociables de la Clase aplicable en ese momento En Circulación.

El Fiduciario designará, mediante cualquier instrumento por escrito, un presidente para actuar en representación de los Obligacionistas de la asamblea. Si el fiduciario no designara a ninguna persona, entonces, tal como lo requiere la legislación argentina, será designado un miembro de alguna de las comisiones fiscalizadoras de cualquiera de ambas Emisoras o, en su defecto, un representante de la autoridad de control, o quien designe el juez competente, para actuar en representación de los Obligacionistas y para presidir la asamblea. Para asistir o votar en cualquier asamblea de Obligacionistas, los Tenedores de Obligaciones Negociables, o titulares de participación en calidad de beneficiarios en una Obligación Negociable Global, deberán obtener un Certificado de Titularidad (como se lo define en el Contrato de Fideicomiso) o un poder (un "Poder") del Agente de Pago (excepto los directores, funcionarios, miembros de alguna de las comisiones fiscalizadoras de las Emisoras, o cualquier empleado de las Emisoras).

En toda asamblea, cada Obligacionista o apoderado tendrá derecho a un voto por cada U$S 1.000 (o, si la Obligación Negociable u Obligaciones Negociables en poder del Tenedor estuviera o estuvieran denominadas en una Moneda Especificada, por cada 1.000 unidades de la Moneda Especificada) de capital de Obligaciones Negociables detentado o representado por dicho Obligacionista o a través de dicho Poder; no obstante, ningún voto será emitido o contado en ninguna asamblea respecto de cualquier Obligación Negociable que se impugne como no En Circulación y que el presidente de la asamblea determine que no está En Circulación. Las asambleas de Obligacionistas convocadas en debida forma y en las cuales se obtuvo quórum pueden, ante la propuesta del presidente, pasar a cuarto intermedio por una vez y reanudarse dentro de los 30 días sin que sea necesario, en tal caso, efectuar ninguna notificación adicional.

Cualquier resolución de los Obligacionistas será irrevocable una vez cursada y será concluyente y vinculante para todos los posteriores Tenedores de Obligaciones Negociables de una Clase. Toda modificación, enmienda o dispensa de las Obligaciones Negociables, o del Contrato de Fideicomiso (o de las Obligaciones Negociables de cualquier Clase en particular o del Contrato de Fideicomiso en la medida en que concierna a las Obligaciones Negociables de una Clase en particular) debidamente aprobada de acuerdo con la mayoría de los requisitos establecidos en el Contrato de Fideicomiso será definitiva y vinculante para todos los Obligacionistas (o para todos los Obligacionistas de dicha Clase, según sea el caso), hayan o no todos los Obligacionistas (o todos los de tal Clase, según sea el caso) dado su consentimiento, y para todos los Tenedores de Cupones (o Tenedores de Cupones de esa Clase, según sea el caso) si los hubiera, hayan o no sido anotadas las modificaciones, enmiendas o dispensas, en todas las Obligaciones Negociables o Cupones, si los hubiera, (o en todas las Obligaciones Negociables o Cupones de esa Clase, si los hubiera, según sea el caso), y para todos los futuros Tenedores de Obligaciones Negociables o de Cupones, si los hubiera, (o de Obligaciones Negociables y Cupones de tal Clase, si los hubiera, según sea el caso).

Reemplazo de Obligaciones Negociables y Cupones

En el caso de que cualquier Obligación Negociable o Cupón resultara mutilado o deteriorado o destruido, extraviado o robado, las Emisoras firmarán y, a solicitud de las Emisoras, el Fiduciario autenticará y hará entrega de una nueva Obligación Negociable (y, en el caso de una Obligación Negociable al Portador Cartular, con los Cupones respectivos adheridos), que llevará un número que no se encuentre en ese momento En Circulación, en canje y substitución de la Obligación Negociable que fuera mutilada o deteriorada, o de la Obligación Negociable a la cual estaba adherido el Cupón mutilado o deteriorado, o en reemplazo de y substitución de la Obligación Negociable evidentemente destruida, extraviada o robada, o de la Obligación Negociable a la cual estaba adherido el Cupón evidentemente destruido, extraviado o robado. En todos los casos, excepto respecto de una Obligación Negociable al Portador Cartular o Cupón, el solicitante de una Obligación Negociable substituta presentará a favor de las Emisoras y del Fiduciario aquellas garantías e indemnidades que puedan ser requeridas por ellos a fin de mantener a cada uno de ellos indemne, y, en todos los casos de destrucción, extravío o robo, el solicitante presentará evidencia satisfactoria respecto a la evidente destrucción, extravío o robo de la Obligación Negociable y de la titularidad de la misma. En caso de emitirse cualquier Obligación Negociable substituta, el Tenedor de la Obligación Negociable, si así lo solicitan las Emisoras, pagará una suma suficiente para cubrir cualquier impuesto, impuesto de sellos u otra carga gubernamental que se exija respecto de la misma y cualquier otro gasto (incluyendo los gastos y honorarios del Fiduciario) en relación con la preparación y emisión de la Obligación Negociable substituta.

Si cualquier Obligación Negociable al Portador o Cupón fuera en cualquier momento extraviada, robada mutilada, destruida o deteriorada de manera tal que no pudieran identificarse, la persona que solicita el reemplazo de la Obligación Negociable al Portador Cartular o Cupón deberá firmar un certificado, en el cual consigne, entre otras cosas, la identidad del solicitante, una descripción de la Obligación Negociable al Portador Cartular o Cupón, la forma en que fue adquirida la Obligación Negociable al Portador Cartular o Cupón y, de ser posible, la fecha de adquisición, la fecha en que se cobró el último pago, y en caso de extravío, robo o destrucción la forma en que se produjo el hecho mencionado. El solicitante deberá suministrar el certificado a las Emisoras dentro de las 24 horas de su otorgamiento. Dicha notificación servirá para suspender todo derecho de otra persona en virtud de la Obligación Negociable al Portador o Cupón originales. Las Emisoras notificarán la certificación en la forma estipulada seguidamente bajo la sección "*– Notificaciones*" y su publicación se realizará durante un Día Hábil en cada lugar de publicación; no obstante, la publicación en la Argentina se hará durante 30 días. Todo pago adeudado en virtud de la Obligación Negociable al Portador Cartular o del Cupón se depositará en una cuenta en un banco estatal situado en la jurisdicción fuera de los Estados Unidos o sus dominios en la que las Emisoras tengan su

domicilio especial designado a tal fin y se pondrá a disposición del solicitante fuera de los Estados Unidos o sus dominios en el segundo aniversario de la fecha de certificación, con la condición de que con anterioridad al vencimiento de ese período ninguna otra persona haya demostrado titularidad de esa Obligación Negociable al Portador Cartular o Cupón.

Ejecución por los Obligacionistas

Sin perjuicio del principio general de procedencia de la acción ejecutiva, sujeto a los párrafos siguientes y con excepción de las disposiciones del Contrato de Fideicomiso, ningún Tenedor de cualquier Obligación Negociable o Cupón de cualquier Clase, tendrá derecho alguno, valiéndose de una disposición del Contrato de Fideicomiso o de los Términos, a iniciar un proceso, acción o procedimiento conforme a los principios de *equity* o del *common law*, o de quiebra o de otro modo o en virtud del Contrato de Fideicomiso o en relación con las Obligaciones Negociables, o para la designación de un fiduciario, administrador, liquidador, custodio u otro funcionario similar o para cualquier otro recurso en virtud de los mismos, salvo que (i) el Obligacionista haya dado previamente notificación por escrito al Fiduciario de un Incumplimiento y de que el incumplimiento continúa sin subsanarse tal como se establece en el Contrato de Fideicomiso respecto de las Obligaciones Negociables y (ii) los Tenedores que representen no menos del 25 % del monto de capital total de las Obligaciones Negociables de tal Clase En Circulación en ese momento hubieran solicitado por escrito al Fiduciario que instituya la acción, juicio o procedimiento en su propio nombre como Fiduciario bajo el Contrato de Fideicomiso y hubiera ofrecido al Fiduciario la indemnización razonable que el mismo pueda requerir contra los costos, gastos y obligaciones en que incurra en o respecto de las mismas y (iii) el Fiduciario durante los 60 días siguientes a la recepción de la notificación, solicitud y ofrecimiento de indemnización hubiera omitido instituir cualquiera de tales acciones, juicios o procedimientos y no se hubiera dado por escrito una instrucción al Fiduciario incompatible con esa solicitud en virtud del Contrato de Fideicomiso.

No obstante el párrafo precedente, el derecho de cualquier Obligacionista a recibir el pago del capital, los intereses y las Sumas Adicionales, si hubiere, de esa Obligación Negociable, en o después de la fecha de vencimiento respectiva expresada en la Obligación Negociable, o de iniciar acciones para ejecutar cualquier de tales pagos en o después de la fecha de vencimiento respectiva no será alterado o afectado sin el consentimiento del Obligacionista.

Con respecto a los titulares de participaciones en las Obligaciones Negociables Nominativas Globales u Obligaciones Negociables al Portador Globales, sin perjuicio de cualquier disposición en contrario de dichas Obligaciones Negociables, las Emisoras acuerdan irrevocablemente, para beneficio de cualquier Participante Directo o Indirecto con DTC, Euroclear, Clearstream u otro Depositario, según sea el caso, que posea una participación en esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a su cuenta periódicamente y sus sucesores a título universal y particular, que si por alguna razón las Obligaciones Negociables Nominativas Cartulares u Obligaciones Negociables al Portador Cartulares no fueran entregadas en canje de participaciones en una Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, según el caso, de acuerdo con los términos de dichas Obligación Negociable Nominativa Global, Obligación Negociable al Portador Global o del Contrato de Fideicomiso o si las Emisoras no realizaran el pago al vencimiento de las mismas o de otra forma, cada Participante o sus respectivos sucesores a título universal o particular podrá, sin el consentimiento y excluyendo al titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, presentar una demanda, instituir acciones o instaurar procedimientos directamente contra las Emisoras para exigir el cumplimiento de su obligación en virtud de las mismas de pagar toda suma debida o a deberse con respecto a cada Obligación Negociable representada por tal Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global acreditada a la cuenta de dicho Participante con un Depositario en la misma forma en que se hubiera realizado si la Obligación Negociable mencionada anteriormente estuviera representada por una obligación negociable definitiva. En tal caso no deberá presentarse esa Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global, siempre y cuando el titular de una participación en la Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global no hubiera previamente presentado una demanda, instituido acciones o instaurado procedimientos para exigir el cumplimiento de los pagos con respecto a dicha Obligación Negociable. El capital de las participaciones en cualquier Obligación Negociable Nominativa Global u Obligación Negociable al Portador Global será reducido por el capital, si lo hubiera, de cada Obligación Negociable representada por la misma respecto de la cual se haya producido el pago total como resultado de la demanda, acción o procedimiento antes mencionado.

Principio general de procedencia de la acción ejecutiva

El artículo 29 de la Ley de Obligaciones Negociables autoriza expresamente, en caso de falta de pago, a cualquier tenedor de una obligación negociable, tal como las Obligaciones Negociables, a demandar el pago de las mismas ante un tribunal mediante una acción ejecutiva. La acción ejecutiva limita significativamente la defensa del deudor y sólo exige que el demandante determine su calidad de acreedor, el carácter de deudor del demandado, la naturaleza dineraria y la exigibilidad de la Obligación Negociable y que la misma importa un monto líquido o fácilmente liquidable. La Ley de Obligaciones Negociables específicamente extiende los beneficios conferidos a las obligaciones negociables a las obligaciones negociables globales depositadas con un depositario autorizado. En consecuencia, las Emisoras consideran que un tenedor de las Obligaciones Negociables y cualquier titular de una participación en las mismas se encuentran facultados para entablar una acción ejecutiva ante los tribunales competentes a fin de exigir el cobro de sus créditos, no obstante lo cual diversos fallos deniegan tal posibilidad. Lo expuesto precedentemente asume que el tribunal competente aplique la Ley de Obligaciones Negociables, juzgando a la misma como la ley material que rija las Obligaciones Negociables. Por otra parte, debe tratarse de obligaciones vencidas, ya sea en cuanto al pago de capital o de los intereses. Si se tratara de un supuesto en que, de acuerdo al Contrato de Fideicomiso, se produjera la declaración de aceleración del plazo de vencimiento, que torne al capital de las Obligaciones Negociables y el interés devengado por las mismas y todo otro monto pagadero respecto de las Obligaciones Negociables como inmediatamente exigible y pagadero, dicha declaración de aceleración constituiría una cuestión que merece amplitud de debate y prueba, extremo ajeno a la vía limitada de conocimiento que impone el proceso ejecutivo. En tal caso, correspondería dirimir en un proceso ordinario la cuestión relativa a si se ha verificado o no el supuesto que habilita el aceleramiento de los plazos de vencimiento de las Obligaciones Negociables.

No obstante lo expuesto en orden a la procedencia de la acción ejecutiva, ciertos Juzgados han rechazado el derecho de un titular de participaciones a entablar una demanda ejecutiva a fin de cobrar sus créditos. En esos casos, los titulares de participaciones en una obligación negociable global pretendieron demostrar su crédito mediante la presentación de certificados que evidencian los registros preparados por el depositario o por sus participantes directos o indirectos. La aceptación de dichos certificados como prueba de un crédito (y el derecho a obtener la habilitación de la vía ejecutiva, en un proceso individual o colectivo) depende de la facultad discrecional del tribunal que entienda en la causa. En consecuencia, no se puede asegurar a los titulares de participaciones en las Obligaciones Negociables que un tribunal competente considerará dichos certificados como prueba suficiente a fin de que un titular de una participación ejerza los derechos derivados de las Obligaciones Negociables por la vía ejecutiva.

Asimismo, a partir de la sanción del Decreto N° 677/01 (el "Decreto 677") de Transparencia en el Ambito de la Oferta Pública, se estableció que las entidades depositarias estarán facultadas para expedir comprobantes de los valores representados en certificados globales a favor de las personas que posean una participación en los mismos, a efectos de legitimar a su titular para reclamar judicialmente, o ante jurisdicción arbitral, en su caso, incluso mediante acción ejecutiva si correspondiere, para presentar solicitudes de verificación de crédito o para participar en procesos universales, a cuyo efecto dichos comprobantes conformarán título suficiente sin necesidad de autenticación del mismo u otro requisito adicional. La expedición del comprobante importará el bloqueo de la cuenta respectiva, sólo para inscribir actos de disposición por su titular, por un plazo de treinta días. Dicho bloqueo sólo afectará a los valores a que se refiere el comprobante.

Los comprobantes podrán ser emitidos por la entidad depositaria del país o del exterior que administre el sistema de depósito colectivo en el cual se encuentren inscriptos los certificados globales. En caso que las administradoras de sistemas de depósito colectivo tengan participaciones en certificados globales inscriptos en sistemas de depósito colectivo administrados por otra entidad, los comprobantes podrán ser emitidos directamente por las primeras. Por último, el Decreto 677 establece que, en caso de certificados globales de deuda, el fiduciario, si lo hubiere, tendrá la legitimación necesaria para emitir los comprobantes con la mera acreditación de su designación como tal.

La reciente sanción del Decreto 677 no permite asegurar el criterio que adoptarán los tribunales en la interpretación de su articulado, aún cuando existen resoluciones que han aplicado sus disposiciones.

LOS ASESORES LEGALES DE LA SOCIEDAD HAN FORMULADO UNA OPINION LEGAL QUE SE ENCUENTRA INCORPORADA A LA DOCUMENTACION DE ESTA EMISION, LA CUAL CONTIENE CIERTAS RESERVAS SOBRE LAS CARACTERISTICAS DE LOS TITULOS (O SOBRE LA EMISION), POR LO QUE SE DESTACA LA IMPORTANCIA DE SU LECTURA.

Indemnidad. Conversión de la moneda

Si a los fines de obtener sentencia en cualquier tribunal fuera necesario la conversión de la moneda de una suma adeudada, en virtud del presente, al Tenedor de una Obligación Negociable de una moneda a otra moneda, las Emisoras y cada Obligacionista acuerdan, en la medida en que puedan efectivamente hacerlo, que el tipo de cambio utilizado será aquel al cual de acuerdo con los procedimientos bancarios normales el Tenedor pudiera comprar la primera de esas monedas con tal otra moneda en la ciudad que sea el Centro Financiero Principal del país de emisión de la primera moneda dos Días Hábiles anteriores al día en que se pronuncia una sentencia definitiva.

En la medida que lo permita la legislación aplicable, la obligación de las Emisoras respecto de cualquier suma pagadera por las mismas a cualquier Tenedor de Obligaciones Negociables o de Cupones sólo se extinguirá, no obstante cualquier sentencia, en una moneda (la "Moneda de Sentencia") que no sea aquella en la cual estuviera denominada la suma de acuerdo con las disposiciones aplicables del Contrato de Fideicomiso o de la Obligación Negociable o del Cupón respectivo (la "Moneda del Acuerdo") en la medida en que, el Día Hábil posterior a la recepción por el Tenedor de Obligaciones Negociables o de Cupones de cualquier suma que se haya declarado así adeudada por una sentencia en la Moneda de Sentencia, el Tenedor de Obligaciones Negociables o de Cupones pueda de acuerdo con los procedimientos bancarios normales comprar la Moneda del Acuerdo con la Moneda de Sentencia; si el monto de la Moneda del Acuerdo así comprado fuera inferior a la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones en la Moneda del Acuerdo (determinada de la forma prevista en el párrafo precedente), las Emisoras han aceptado, como obligación separada y no obstante cualquiera de tales sentencias, en forma ilimitada y solidaria, indemnizar al Tenedor de Obligaciones Negociables o de Cupones contra la pérdida, y si el monto de la Moneda de la Obligación Negociable excede la suma originalmente adeudada al Tenedor de Obligaciones Negociables o de Cupones, el Tenedor acepta remitir el excedente a las Emisoras, no obstante lo anterior, el Tenedor no tendrá obligación alguna de remitir ninguno de tales excedentes en tanto las Emisoras no le haya pagado alguna obligación adeudada y pagadera de acuerdo con la Obligación Negociable o Cupón, en cuyo caso el excedente podrá ser aplicado a las obligaciones de las Emisoras de acuerdo con la Obligación Negociable o Cupón de conformidad con los términos del Contrato de Fideicomiso o las Obligaciones Negociables.

Cancelación anticipada

A menos que el Informe de Términos y Condiciones correspondiente estipule lo contrario y sujeto a ciertas condiciones, las Emisoras pueden optar por (i) cancelar anticipadamente y liberarse de cualquiera y todas las obligaciones con respecto a las Obligaciones Negociables de cualquier Clase, incluyendo cualquier obligación de rescatar (que no sea la obligación de recatar al vencimiento) las Obligaciones Negociables y los compromisos descriptos anteriormente en la sección "-- *Ciertos compromisos de las Emisoras*" (excepto en cuanto se relacionen con el pago de Sumas Adicionales, brindar la información requerida por la Resolución 144 (d)(4) de la Ley de Títulos Valores de los Estados Unidos), registrar la transferencia o canje de dichas Obligaciones Negociables, reemplazar Obligaciones Negociables temporarias o mutiladas, destruidas, extraviadas o robadas, someterse a una cierta jurisdicción o mantener un Fiduciario y Agentes de Pago con respecto a esas Obligaciones Negociables) (la "Cancelación Total") o (ii) cancelar anticipadamente y liberarse de dichas obligaciones con respecto a Obligaciones Negociables de cualquier Clase según se describe en la sección "-- *Ciertos compromisos de las Emisoras*" y hacer que el acaecimiento de un caso descripto en la sección "-- *Casos de incumplimiento*" no constituya un Caso de Incumplimiento (pero sólo mientras que tal Caso de Incumplimiento se refiera a las obligaciones descriptas en la sección "-- *Ciertos compromisos de las Emisoras*" de las que las Emisoras hayan sido liberadas) (la "Cancelación Parcial").

Las Emisoras pueden ejercer su opción de Cancelación Total o Parcial con respecto a las Obligaciones Negociables de cualquier Clase sólo luego de satisfacer las condiciones suspensivas establecidas en el Contrato de Fideicomiso que incluyen (i) el depósito en fideicomiso con el Fiduciario de Cancelación (quien podrá ser el Fiduciario y que deberá acordar cumplir con las disposiciones especificadas en la Sección 9.5(d) del Contrato de Fideicomiso aplicable al mismo) de dinero y/u Obligaciones Gubernamentales (según se define en el Contrato de

Fideicomiso) en una suma, específicamente gravada como garantía y dedicada sólo al beneficio de los Tenedores de dichas Obligaciones Negociables, que resulte suficiente para pagar el capital e interés de dichas Obligaciones Negociables al vencimiento o rescate, según sea el caso, (ii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de un certificado de un auditor independiente de reconocida trayectoria que exprese la opinión de que los pagos de capital e interés al vencimiento, y sin reinvertir en las Obligaciones Gubernamentales depositadas, más cualquier suma de dinero depositada sin inversión proveerá efectivo en los términos y en las sumas suficientes para pagar capital e intereses sobre todas las Obligaciones Negociables al vencimiento o rescate, según sea el caso, (iii) la entrega al Fiduciario de Cancelación con copia al Fiduciario de opiniones de asesores independientes con el fin de que los Tenedores de dichas Obligaciones Negociables no reconozcan ingresos, ganancias o pérdidas a los efectos impositivos de la Argentina o los Estados Unidos como resultado de dicha anulación y estarán sujetos al impuesto a las ganancias en la Argentina y en los Estados Unidos sobre los mismos montos, y en la misma forma y términos que habrían tenido si la cancelación anticipada no se hubiera llevado a cabo, (iv) la ausencia de cualquier Caso de Incumplimiento, o acontecimiento que con notificación o lapso de tiempo o ambos se transformaría en un Caso de Incumplimiento el día del depósito o (v) la ausencia de cualquier incumplimiento, violación de un acuerdo en el que la Emisora o cualquiera de las Emisoras son parte como resultado de dicha Cancelación Total o Parcial.

Notificaciones

Todas las notificaciones a los Obligacionistas de una Clase en particular se publicarán (i) en la medida requerida por la legislación argentina aplicable, en castellano (A) en el Boletín Oficial de la Argentina, (B) en un periódico importante de circulación general de la Argentina (que se prevé será La Nación), (C) en el Boletín de la BCBA (en tanto las Obligaciones Negociables coticen en la BCBA), y (D) en el Boletín del MAE (en tanto las Obligaciones Negociables coticen en el MAE); y (ii) en inglés (A) en un periódico importante de circulación general en Londres (que se prevé será el Financial Times) y (B) en un periódico importante de circulación general de Luxemburgo (que se prevé será el Luxemburger Wort) (en tanto las Obligaciones Negociables coticen en la Bolsa de Comercio de Luxemburgo y las normas de la Bolsa de Comercio de Luxemburgo así lo exijan) o, si en cualquiera de tales casos no fuera posible esta publicación en Londres o en Luxemburgo, en otro periódico importante editado en idioma inglés y de circulación general en Europa; las publicaciones serán efectuadas los Días Hábiles en edición matutina, aparezcan o no los sábados, domingos o feriados. Las notificaciones se considerarán efectuadas en la fecha de publicación como se indica anteriormente o, de publicarse en fecha distintas, en la fecha de la última publicación. Además, se notificará a los sistemas de compensación correspondientes para que se entreguen a los titulares de participaciones en las Obligaciones Negociables a través de DTC y del Depositario o los Depositarios para Euroclear y Clearstream.

Además se exigirá a las Emisoras que efectúen todas las publicaciones de tales notificaciones que exijan en su oportunidad las normas aplicables en la Argentina y los Estados Unidos y, de resultar aplicable, en la normativa de los mercados de valores.

Ley aplicable

Los derechos y obligaciones de las Emisoras y los derechos de los Tenedores de Obligaciones Negociables, emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, están regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todos los asuntos vinculados con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, están regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables.

Las Emisoras acuerdan que todo juicio, acción o procedimiento contra ella o sus bienes, activos o ingresos relativo o vinculado al Contrato de Fideicomiso o a las Obligaciones Negociables (cada uno, un "Proceso Conexo") podrá ser entablado en forma no exclusiva ante los tribunales del Estado de Nueva York, Condado de Nueva York, de la Corte de Distrito de los Estados Unidos para el Distrito Sur de Nueva York, o ante los tribunales de la ciudad de Buenos Aires (en su conjunto, los "Tribunales Especificados"). Cualquier Persona que entable un Proceso Conexo podrá a su sola discreción hacerlo ante cualquiera de los Tribunales Especificados. Las Emisoras se someten a la jurisdicción de cada uno de los mencionados tribunales a los fines de cualquier Proceso Conexo y renuncian irrevocablemente, en la máxima medida posible, a cualquier objeción que tuvieran o pudieran tener con

respecto a la determinación de la jurisdicción de cualquier Proceso Conexo en cualquiera de los mencionados tribunales y a cualquier reclamo respecto de que un Proceso Conexo en los mencionados tribunales ha sido promovido ante un *forum non conveniens*. En la medida en que las Emisoras o sus ingresos, activos o bienes tuvieran derecho a alguna inmunidad respecto de cualquier Proceso Conexo iniciado en cualquier momento contra las Emisoras o contra cualquiera de sus ingresos, activos o bienes en los tribunales anteriormente mencionados, ya sea ante juicios, procesos de embargo o procesos de ejecución de sentencia o a cualquier otro recurso legal o judicial, y en la medida en que se les atribuya tal inmunidad en cualquiera de las mencionadas jurisdicciones, las Emisoras aceptan por el presente en forma irrevocable no efectuar ningún reclamo y renuncian irrevocablemente a tal inmunidad con el alcance permitido por las leyes, respecto de sus obligaciones según el Contrato de Fideicomiso, las Obligaciones Negociables y los Cupones. Las Emisoras aceptan que una sentencia definitiva pronunciada en cualquier juicio, acción o proceso iniciado en el mencionado tribunal será definitiva y vinculante para ella y podrá ejecutarse en cualquier tribunal a cuya jurisdicción las Emisoras estén sometidas mediante un procedimiento relativo a la mencionada sentencia, *con la condición* de que se curse la notificación a las Emisoras en la forma especificada más adelante o bien como lo permita la ley.

Mientras que alguna Obligación Negociable o algún Cupón permanezca En Circulación, las Emisoras tendrán un agente autorizado en la ciudad de Nueva York a quien se le cursarán todas las notificaciones relacionadas con cualquier Proceso Conexo. La notificación referida a dicho agente autorizado y la notificación escrita despachada por correo o entregada a las Emisoras será considerada, en la medida permitida por la ley aplicable, una notificación de la iniciación de proceso respecto de las Emisoras en cualquier Proceso Conexo. Las Emisoras han designado a CT Corporation System como su agente con tal propósito y han acordado y se han comprometido a que la notificación de cualquier Proceso Conexo puede ser cursada a las mismas a través de su agente ubicado en 1633 Broadway, New York, New York 10019, Estados Unidos (o en el domicilio u oficina de otro agente autorizado que designen las Emisoras mediante notificación por escrito al Fiduciario).

Autenticación

Las Obligaciones Negociables y los Cupones, si los hubiera, correspondientes a las mismas no tendrán validez ni serán obligatorios hasta tanto el Fiduciario o su representante hayan firmado el certificado de autenticación de los mismos.

Fiduciario; Agentes de Pago; Agentes de Transferencia; Agente de Registro

Fiduciario. El Contrato de Fideicomiso contiene disposiciones para la indemnización del Fiduciario y para la exención de su responsabilidad. Las obligaciones del Fiduciario para con el Tenedor de una Obligación Negociable o Cupón están sujetas a las inmunidades y derechos que se estipulen en el Contrato de Fideicomiso. El Fiduciario ha designado a Banco Río de la Plata S.A. con domicilio en Bartolomé Mitre 480, Buenos Aires, Argentina, como su representante en la Argentina para recibir notificaciones en su nombre en la Argentina por parte de los Obligacionistas. Con efectos a partir del 23 de junio de 1998, The Bank of New York S.A. renunció a todos y cada uno de sus cargos en el marco del Contrato de Fideicomiso y fue reemplazado por Banco Río de la Plata S.A. en todos los cargos que ocupaba.

Agentes de Pago; Agentes de Transferencia; Agente de Registro. Las Emisoras han designado inicialmente a los Agentes de Pago, Agentes de Transferencia, Coagentes de Registro y Agente de Registro que se mencionan al dorso de este Prospecto. Las Emisoras podrán en cualquier momento designar Agentes de Pago, Agentes de Transferencia o Agente de Registro adicionales y dar por concluida la designación de los mismos; con la condición de que, mientras las Obligaciones Negociables se encuentren En Circulación las Emisoras mantendrán una oficina o agencia para el pago del capital, los intereses y las Sumas Adicionales, si las hubiere, de Obligaciones Negociables, como lo disponen los Términos en la ciudad de Nueva York y en Buenos Aires y mantendrán un Agente de Registro y un Agente de Transferencia en la ciudad de Buenos Aires. En tanto alguna de las Obligaciones Negociables cotice en la Bolsa de Luxemburgo y las normas de la Bolsa de Luxemburgo así lo exijan, habrá una Agente de Pago y un Agente de Transferencia en Luxemburgo respecto de dichas Obligaciones Negociables y los Obligacionistas podrán transferir Obligaciones Negociables Cartulares que coticen en dicha bolsa mediante su presentación en las oficinas del Agente de Transferencia en Luxemburgo. La notificación de cualquier nombramiento adicional o cese, o de cualquier modificación de las oficinas a través de las cuales actúa cualquier Agente de Pago, Agente de Transferencia o Agente de Registro se efectuará de inmediato de la manera descripta en los Términos.

COMPENSACION Y LIQUIDACION

Generalidades

Se han celebrado o se celebrarán acuerdos con DTC, Euroclear y Clearstream para facilitar la transferencia de participaciones en las Obligaciones Negociables Globales. Las transferencias dentro de DTC, Euroclear y Clearstream serán realizadas de acuerdo con las disposiciones y procedimientos operativos usuales del sistema correspondiente. Las transferencias entre inversores pertenecientes a distintos mercados que poseen o poseerán Obligaciones Negociables por intermedio de DTC e inversores que poseen o poseerán Obligaciones Negociables por intermedio de Euroclear y/o Clearstream se efectuarán en DTC a través de los respectivos depositarios de Euroclear y Clearstream.

DTC

DTC ha advertido a las Emisoras lo siguiente: DTC es una entidad fiduciaria de objeto limitado, constituida de conformidad a las leyes del Estado de Nueva York, miembro del Sistema de Reserva Federal, una compañía de compensación ("*Clearing Corporation*") de acuerdo al significado que establece el Código de Comercio Uniforme de los Estados Unidos y una agencia de compensación ("*Clearing Agency*") registrada de acuerdo con lo previsto por el artículo 17A de la *United States Securities Exchange Act* ("Ley de Mercados de los Estados Unidos"). DTC ha sido creada para detentar valores negociables para los Participantes y facilitar la compensación y liquidación de transacciones con valores negociables entre Participantes en DTC a través de transferencias electrónicas en sus cuentas, eliminando así la necesidad de movimientos físicos de títulos. Entre los Participantes en DTC se incluyen agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias y agencias de compensación y puede incluir otras organizaciones. El acceso indirecto al sistema DTC está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en DTC, ya sea directa o indirectamente como Participante Indirecto en DTC.

De acuerdo con las disposiciones, regulaciones y procedimientos que crean y afectan a DTC y sus operaciones (las "Disposiciones"), DTC debe registrar transferencias entre los Participantes en DTC que representa con respecto a las Obligaciones Negociables Globales y recibir y remitir las distribuciones de capital e interés de las Obligaciones Negociables. Los Participantes en DTC y los Participantes Indirectos en DTC con los cuales los inversores tengan cuentas con respecto a las Obligaciones Negociables Globales deberán asimismo efectuar transferencias y recibir y remitir los pagos en representación de sus respectivos inversores.

Ya que DTC puede actuar sólo en representación de sus Participantes, quienes a su vez actúan en representación de los Participantes Indirectos en DTC y ciertos bancos, la facultad de una persona poseedora de una participación en las Obligaciones Negociables Globales de ceder en garantía o gravar tal participación a favor de personas o entidades que no participan en el sistema de DTC, o de ejercer otras facultades relativas a tal participación, se verá afectada por la falta de un título físico que acredite tal participación. Las leyes de ciertos estados requieren que ciertas personas realicen la entrega material de los títulos en forma definitiva. Como resultado, la facultad de transferir las participaciones en la Obligación Negociable Global a las mencionadas personas se encuentra limitada.

DTC ha advertido a las Emisoras que ejercerá cualquier acción que los Obligacionistas puedan ejercer (incluyendo la presentación de las Obligaciones Negociables para su reemplazo según se describe más adelante) sólo a requerimiento de uno o más participantes a quienes deban acreditárseles participaciones en su cuenta en DTC, y sólo en relación con la porción del capital total de las Obligaciones Negociables que el participante o los participantes hayan requerido. Sin embargo, en ciertos casos, DTC reemplazará Obligaciones Negociables por Obligaciones Negociables cartulares definitivas que distribuirá a sus participantes, las cuales si representan participaciones en la Obligación Negociable Nominativa Global Restringida, contendrán la leyenda mencionada en la sección "*Restricciones a la transferencia*".

Euroclear

El Sistema Euroclear fue creado en 1968 para detentar los valores negociables de los participantes en Euroclear (los "Participantes en Euroclear") y para efectuar transacciones entre los Participantes en Euroclear a través de asientos registrales electrónicos, realizados simultáneamente contra el correspondiente pago eliminando así los movimientos físicos de títulos y todo riesgo inherente a la falta de simultaneidad en las transferencias de valores

negociables y de efectivo. Los Participantes en Euroclear incluyen bancos (incluyendo casas centrales), agentes bursátiles y extrabursátiles y otros intermediarios financieros profesionales. El acceso indirecto a Euroclear también está disponible para ciertas entidades que realizan operaciones de compensación o mantienen una relación de custodia con un Participante en Euroclear, ya sea directa o indirectamente.

Euroclear opera a través de un contrato celebrado con *Euroclear Clearance System Société Cooperative*, una sociedad cooperativa belga (la "Cooperativa"). Todas las operaciones son efectuadas por el operador de Euroclear y todas las cuentas compensadoras de valores negociables y cuentas en efectivo de Euroclear son cuentas con el operador de Euroclear y no con la Cooperativa. La Cooperativa establece políticas fundamentales para Euroclear en representación de los Participantes en Euroclear. La Junta de Gobernadores del Sistema de Reserva Federal, el Departamento Bancario del Estado de Nueva York y la Comisión Bancaria de Bélgica regulan y examinan al operador de Euroclear.

Las cuentas compensadoras y las cuentas en efectivo con el operador de Euroclear se rigen por los Términos y Condiciones para el Uso de Euroclear, los Procedimientos Operativos del Sistema Euroclear y la legislación belga aplicable (en conjunto los "Términos y Condiciones de Euroclear"). Los Términos y Condiciones de Euroclear regulan las transferencias de valores negociables y efectivo dentro de Euroclear, el retiro de valores negociables y efectivo del sistema y la recepción de los pagos en relación con los valores negociables en el sistema. Todos los valores negociables de Euroclear se detentan sobre la base de la fungibilidad, sin atribuir certificados específicos a cuentas compensadoras específicas. El operador de Euroclear actúa en virtud de los Términos y Condiciones de Euroclear sólo en representación de los Participantes en Euroclear y no tiene ningún registro ni relación con las personas que detenten participaciones a través de los Participantes en Euroclear.

Las distribuciones relativas a las participaciones en las Obligaciones Negociables Globales detentadas a través de Euroclear se acreditarán en las cuentas en efectivo de los Participantes en Euroclear con el alcance recibido por el depositario del operador de Euroclear, en virtud de los Términos y Condiciones de Euroclear. El operador de Euroclear ejercerá cualquier otra acción que los Obligacionistas puedan ejercer en representación de los Participantes en Euroclear sólo de acuerdo con los Términos y Condiciones de Euroclear, sujeto a la facultad del depositario del operador de Euroclear para efectuar esas acciones en su nombre a través de DTC.

Clearstream

Clearstream se encuentra constituida según las leyes de Luxemburgo como un depositario profesional y, entre otras cosas, provee servicios de custodia, administración, compensación y liquidación de valores negociables que se negocian internacionalmente. Como depositario profesional, Clearstream se encuentra sujeta a las regulaciones del Instituto Monetario de Luxemburgo. Clearstream detenta los valores negociables de las organizaciones participantes ("Participantes en Clearstream") y facilita la compensación y registro de los cambios que se producen en las cuentas de los Participantes en Clearstream, eliminando los movimientos físicos de certificados. Los Participantes de Clearstream son instituciones financieras prestigiosas en todo el mundo, entre ellas suscriptores, agentes bursátiles y extrabursátiles, bancos, entidades fiduciarias, entidades de compensación y otras organizaciones determinadas. El acceso indirecto a Clearstream también está disponible para otras personas, tales como bancos, agentes bursátiles y extrabursátiles y entidades fiduciarias que realizan operaciones o mantienen una relación de custodia con un Participante en Clearstream, ya sea directa o indirectamente.

RESTRICCIONES A LA TRANSFERENCIA

Generalidades

Las Obligaciones Negociables de cada Clase que son vendidas a Personas de los Estados Unidos o a personas dentro de los Estados Unidos o sus dominios de conformidad con una autorización de oferta publica otorgada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por la Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Globales, sujeto sólo a aquellas restricciones a la transferencia, si las hubiere, que se especifiquen en el correspondiente Informe Complementario de Términos y Condiciones. Si cualesquiera Obligaciones Negociables son parte de una Clase con respecto a la cuál no se ha solicitado autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos (una Antigua Obligación Negociable) y es canjeable por una Obligación Negociable de una nueva Clase que se encuentra autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos (una Nueva Obligación Negociable) en una oferta de canje realizada en cumplimiento de dicha ley, las Antiguas Obligaciones Negociables pueden ser canjeadas por Nuevas Obligaciones Negociables de conformidad con los procedimientos especificados en el Informe de Términos y Condiciones aplicable a tales Nuevas Obligaciones Negociables.

Lo expuesto en esta sección se aplica sólo a las Obligaciones Negociables que no han sido autorizadas para la oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos. Ninguna disposición del Contrato de Fideicomiso permite el canje de una Obligación Negociable no autorizada a la oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos, por una Obligación Negociable que ha sido autorizada por la misma, con excepción de lo dispuesto a continuación.

En ausencia de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos, las Obligaciones Negociables pueden solamente ser ofrecidas y vendidas en los Estados Unidos a QIBs en virtud la Resolución 144A y a un número limitado de Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos.

Cada comprador de Obligaciones Negociables ofrecidas por el presente que es una Persona de los Estados Unidos según se define en la Regulación S, se considerará que ha declarado y acordado lo siguiente:

(1) El comprador (o los compradores) (a) está adquiriendo las Obligaciones Negociables por cuenta propia o para una cuenta respecto de la cual ejerce absoluta discreción de inversiones, y que tanto el mismo como dicha cuenta es un QIB o un Inversor Institucional Acreditado, (b) si tal persona o cuenta es un QIB, tiene conocimiento que la venta de las Obligaciones Negociables que se está realizando se realiza en virtud de la Resolución 144A, y (c) si tal persona o cuenta es un Inversor Institucional Acreditado, entregará a las Emisoras, al Fiduciario y al vendedor de tales Obligaciones Negociables una carta de inversor sustancialmente similar al Anexo B del Prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina, y si es requerido por las Emisoras, una opinión de asesor legal en forma razonablemente satisfactoria para las Emisoras..

(2) Las Obligaciones Negociables no han sido ni serán objeto de autorización de oferta pública de conformidad con la Ley de Títulos Valores de los Estados Unidos y no pueden ser reofrecidas, revendidas, prendadas o transferidas de otra forma excepto de conformidad con lo que se contempla en la leyenda transcripta en (3) más abajo. Cada comprador reconoce que no se realiza ninguna declaración por parte de las Emisoras o cualquier Colocador respecto de la disponibilidad de cualquier exención en virtud de la Ley de Títulos Valores de los Estados Unidos o cualquier regulación estadual para la reventa de las Obligaciones Negociables.

(3) Cada Obligación Negociable Nominativa Global Restringida y cada Obligación Negociable Nominativa Cartular con Leyenda estará sujeta a ciertas restricciones a la transferencia expresadas en las mismas y en el Contrato de Fideicomiso y, salvo que las Emisoras determinaran lo contrario de acuerdo con las leyes aplicables, llevarán la siguiente leyenda relativa a esas restricciones.

"NO SE HA SOLICITADO AUTORIZACION PARA HACER OFERTA PUBLICA DE ESTA OBLIGACION NEGOCIABLE AL AMPARO DE LA *UNITED STATES SECURITIES ACT OF 1933* Y SUS MODIFICACIONES (LA "LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS"), NI ANTE NINGUNA AUTORIDAD REGULATORIA DE TITULOS VALORES DE CUALQUIER ESTADO U OTRA JURISDICCION, Y NO

PUEDE SER REOFRECIDA, REVENDIDA, PRENDADA NI DE OTRA FORMA TRANSFERIDA EN AUSENCIA DE TAL AUTORIZACION EXCEPTO (1) EN UNA TRANSACCION DE ACUERDO CON LA RESOLUCION 903 O 904 DE LA *REGULATION S* ("REGULACION S") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, (2) A UN *INSTITUTIONAL ACCREDITED INVESTOR* ("INVERSOR INSTITUCIONAL ACREDITADO") QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 501(a)(1), (2), (3) O (7) DE LA *REGULATION D* ("RESOLUCION D") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A (A) (i) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA CARTA SUSTANCIALMENTE SIMILAR AL ANEXO B DEL PROSPECTO EN IDIOMA INGLES CONFORME AL QUE ESTA OBLIGACION NEGOCIABLE HA SIDO EMITIDA Y (ii) A MENOS QUE SEA RECHAZADA POR LAS EMISORAS, LA RECEPCION POR LAS EMISORAS DE UNA OPINION, RAZONABLEMENTE ACEPTABLE PARA LAS EMISORAS, DE ASESORES JURIDICOS CON EXPERIENCIA EN MATERIA DE LEYES DE TITULOS VALORES EN EL SENTIDO DE QUE TAL REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, O (B) LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE OTRAS CERTIFICACIONES, OPINIONES LEGALES O INFORMACION RAZONABLEMENTE ACEPTABLES PARA LAS EMISORAS DE QUE DICHA REOFERTA, REVENTA, PRENDA U OTRA TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y OTRAS LEYES APLICABLES, (3) A LAS EMISORAS O COLOCADOR, (4) A UNA PERSONA QUE EL TRANSFERENTE CONSIDERE RAZONABLEMENTE QUE ES UN *QUALIFIED INSTITUTIONAL BUYER* ("COMPRADOR INSTITUCIONAL CALIFICADO"), CON EL SIGNIFICADO ATRIBUIDA POR LA "*RULE 144A*" ("RESOLUCION 144A") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS EN UNA TRANSACCION QUE CUMPLA CON LOS REQUISITOS DE LA RESOLUCION 144A, (5) EN VIRTUD DE UNA SOLICITUD DE AUTORIZACION DE OFERTA PUBLICA PRESENTADA QUE HA SIDO ADMITIDA EN VIRTUD DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, O (6) EN VIRTUD DE CUALQUIER OTRA EXCEPCION A LOS REQUISITOS DE AUTORIZACION PARA HACER OFERTA PUBLICA DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, SUJETO A LA RECEPCION POR LAS EMISORAS Y EL FIDUCIARIO DE UNA OPINION DE ASESORES JURIDICOS O DE CUALQUIER OTRA PRUEBA, ACEPTABLE PARA LAS EMISORAS EN EL SENTIDO DE QUE LA REVENTA, PRENDA O TRANSFERENCIA CUMPLE CON LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, EN CADA CASO CONFORME A LA LEY DE TITULOS VALORES DE CUALQUIER ESTADO DE LOS ESTADOS UNIDOS Y DE CUALQUIER OTRO LUGAR".

(4) Cada una de las Obligaciones Negociables al Portador, y cada Cupón, si lo hubiera, estará sujeta a ciertas restricciones a la transferencia establecidas en la misma, en el Contrato de Fideicomiso y de acuerdo con la ley aplicable y, además, llevará la siguiente leyenda:

"CUALQUIER PERSONA DE LOS ESTADOS UNIDOS QUE POSEA ESTA OBLIGACION NEGOCIABLE ESTARA SUJETA A LAS RESTRICCIONES IMPUESTAS POR LAS *UNITED STATES INCOME TAX LAWS* ("LEYES DE IMPUESTO A LAS GANANCIAS"), INCLUYENDO LAS RESTRICCIONES ESTABLECIDAS EN LOS ARTICULOS 165 (j) Y 1287 (a) DEL *INTERNAL REVENUE CODE* ("CODIGO INTERNO DE INGRESOS")".

Se considerará que los compradores de Obligaciones Negociables vendidas fuera de los Estados Unidos al amparo de la Regulación S han declarado que no adquieren las Obligaciones Negociables a fin de revenderlas, distribuirlas o de otra forma transferirlas a una Persona de los Estados Unidos o en los Estados Unidos.

Además de las restricciones a la reventa dispuestas en la leyenda precedente, las Obligaciones Negociables Nominativas estarán sujetas a las demás normas y restricciones cambiarias y sobre transferencias que se estipulan en esta sección. En ningún caso una Obligación Negociable Nominativa podrá ser canjeada por una Obligación Negociable al Portador.

Transferencia de participaciones en las Obligaciones Negociables Nominativas Globales

Generalidades. Toda participación en un tipo de Obligación Negociable Nominativa Global que sea transferida a una persona que la reciba en forma de participación en el otro tipo de Obligaciones Negociables Nominativas Globales, una vez producida la transferencia, dejará de ser una participación del primer tipo de Obligación Negociable Nominativa Global y se convertirá en una participación en el otro tipo de Obligación Negociable

Nominativa Global y consecuentemente, estará sujeta en adelante a todas las restricciones a la transferencia y otros procedimientos aplicables a participaciones en tal otra Obligación Negociable Nominativa Global durante todo el tiempo que continúe en tal calidad.

Obligaciones Negociables Nominativas Globales Restringidas. El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de una participación en la Obligación Negociable Nominativa Global Restringida a un QIB en una transacción en virtud de la Resolución 144A sin necesidad de presentar una certificación escrita.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá canjear o transferir la participación en la forma de una participación en la Obligación Negociable Nominativa Global No Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo previsto en el Contrato de Fideicomiso (un "Certificado de Transferencia según la Regulación S") a los efectos de que el canje o transferencia se efectúa de conformidad con la Regulación S y a condición de que si el canje o transferencia se produce antes del vencimiento del Período Restringido aplicable, la nueva participación emitida será detentada a través de Euroclear o Clearstream.

El titular de una participación en una Obligación Negociable Nominativa Global Restringida podrá transferir su participación en la forma de (i) una Obligación u Obligaciones Negociable/s Cartular/es Nominativa/s sin Leyenda sólo si la transferencia se produjera con posterioridad al vencimiento del Período Restringido aplicable y el titular presentara al Fiduciario y a las Emisoras un Certificado de Transferencia, o (ii) una Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) el titular ha solicitado una Obligación Negociable Cartular con Leyenda y ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, (b) el titular que solicite el canje o transferencia ha presentado al Fiduciario y las Emisoras una certificación escrita según el modelo estipulado en el Contrato de Fideicomiso a los fines de que el receptor de la transferencia es una persona de la cual puede razonablemente pensarse que detenta o compra por su propia cuenta o cuentas respecto de las cuales ejerce su exclusivo criterio para invertir y de la persona mencionada y cada una de tales cuentas es un QIB dentro del significado de la Resolución 144A (un "Certificado de Transferencia según la Resolución 144A"); (c) el receptor de una nueva Obligación u Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda ha presentado al Fiduciario y a las Emisoras una certificación escrita según el modelo adjunto en el Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina a tal efecto, y siempre que la denominación mínima de cualquiera de tales Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000 (o su equivalente en cualquier otra Moneda Especificada), o (d) la transferencia que se solicita es a las Emisoras o al comprador inicial de la Obligación Negociable, sin perjuicio de que, aquel titular de una participación en una Obligación Negociable Nominativa Global Restringida sólo puede transferir esa participación a un Inversor Institucional Acreditado si la transferencia de la participación lo es en la forma de Obligación/es Negociable/s Nominativa/s Cartular/es con Leyenda transferida/s de conformidad con el subpárrafo (c) del presente párrafo. El titular de una participación en una Obligación Negociable Nominativa Global Restringida puede canjear una participación por una Obligación Negociable Nominativa Cartular con Leyenda.

Obligaciones Negociables Nominativas Globales de la Regulación S. Antes del vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si el titular ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A. Con posterioridad al vencimiento del Período Restringido aplicable el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferirla en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sin la presentación de una certificación escrita, siempre que, el canje o transferencia sea efectuado sólo por un QIB según la Resolución 144A (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

El titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sin la presentación de una certificación escrita, siempre que, antes del vencimiento del Período Restringido aplicable, la transferencia no sea efectuada a Personas de los Estados Unidos o para la cuenta o beneficio de una Persona de los Estados Unidos (que no sea el comprador inicial de la Obligación Negociable) y sea efectuada a través de Euroclear y Clearstream en una transacción internacional conforme lo prescripto por la Regulación S.

Antes del vencimiento del Período Restringido aplicable, un titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá transferirla en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si el titular ha presentado al Fiduciario y las Emisoras: (i) un Certificado de Transferencia según la Resolución 144A o, (ii) un Certificado de Transferencia según la Regulación S. Con posterioridad al vencimiento del Período Restringido aplicable, el titular de una participación en una Obligación Negociable Nominativa Global No Restringida podrá canjear o transferir su participación en la forma de Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con o sin Leyenda, sin la presentación de una certificación escrita.

Transferencia de Obligaciones Negociables Nominativas Cartulares

Obligaciones Negociables Nominativas Cartulares con Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sólo si, en el caso de una transferencia, dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Resolución 144A.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global No Restringida sólo si dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S y si dicha transferencia se efectúa con anterioridad al vencimiento del Período Restringido aplicable, sólo si la nueva participación emitida va a ser detentada a través de Euroclear o Clearstream.

El Tenedor de una Obligación Negociable Nominativa Cartular con Leyenda podrá (i) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s sin Leyenda sólo si la transferencia se produce con posterioridad al vencimiento del Período Restringido aplicable y dicho Tenedor ha presentado al Fiduciario y a las Emisoras un Certificado de Transferencia según la Regulación S, o (ii) transferir dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda sólo si (a) dicho Tenedor ha solicitado una Obligación Negociable Nominativa Cartular con Leyenda que deberá proporcionar el comprador y ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Resolución 144A (b) dicho Tenedor ha presentado al Fiduciario y las Emisoras un Certificado de Transferencia según la Regulación S, (c) el receptor ha presentado al Fiduciario y a las Emisoras un certificado por escrito según el modelo que se adjunta al Anexo B del prospecto preparado en idioma inglés por las Sociedades en relación con la oferta de Obligaciones Negociables fuera de la Argentina y, si fuera solicitado por las Emisoras, una opinión de asesores legales razonablemente satisfactoria para las Emisoras, con la condición de que la denominación mínima de cualquiera de dichas Obligaciones Negociables Nominativas Cartulares con Leyenda sea de U$S 250.000, o (d) la transferencia solicitada a las Emisoras o al comprador inicial de dicha Obligación Negociable, o (iii) canjear dicha participación en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda solamente si la nueva Obligación u Obligaciones Negociables Nominativas Cartulares con Leyenda se emiten a nombre del Tenedor que desea canjear la participación, en cuyo caso no se requerirá certificación escrita, con la condición de que, aquel Tenedor de participaciones en la forma de Obligaciones Negociables Nominativas Cartulares con Leyenda sólo podrá transferir dicha Obligación Negociable a un Inversor Institucional Acreditado si la transferencia de la participación es en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda transferida de conformidad con el subpárrafo (c) del presente párrafo.

Sujeto a las restricciones a la transferencia y canje establecidas en el Contrato de Fideicomiso, el Tenedor de una Obligación Negociable Nominativa Cartular podrá transferir o canjear la misma, en todo o en parte (por un monto total equivalente a la mínima denominación autorizada y cualquier monto mayor autorizado) mediante entrega de dicha Obligación Negociable en la *Corporate Trust Office* del Fiduciario o en las oficinas de cualquier Agente de Transferencia, junto con un instrumento de cesión y transferencia firmado, sustancialmente similar al modelo anexo al Contrato de Fideicomiso en el caso de transferencia y una solicitud de canje por escrito para el caso de canje. En canje de cualquier Obligación Negociable Nominativa Cartular debidamente presentada para transferencia con toda la documentación necesaria que la acompañe, el Fiduciario, dentro de los cinco Días Hábiles de dicha solicitud si la misma se efectúa en la *Corporate Trust Office* del Fiduciario o dentro de los 10 Días Hábiles de dicha solicitud si la misma se efectúa en las oficinas de un Agente de Transferencia (que no sea el Fiduciario), autenticará y entregará en la *Corporate Trust Office* del Fiduciario o en las oficinas del Agente de Transferencia, según corresponda, al beneficiario (en el caso de transferencia) o Tenedor (en el caso de canje) o por correo

certificado a riesgo del beneficiario (en el caso de transferencia) o del Tenedor (en el caso de canje) al domicilio al cual el beneficiario o Tenedor, según corresponda, solicite, una Obligación/es Negociable/s Nominativa/s Cartular/es que se soliciten por un monto de capital total similar al que se solicite y en la denominación o denominaciones autorizadas que se soliciten. La presentación para transferencia o canje de cualquier Obligación Negociable Nominativa Cartular no será válida a menos que sean efectuadas en la *Corporate Trust Office* del Fiduciario en la ciudad de Nueva York o en las oficinas de un Agente de Transferencia por el Tenedor registral en persona o por un apoderado debidamente autorizado. El Fiduciario podrá rechazar el registro de transferencia de cualquier Obligación Negociable durante el período de 15 días previo a la fecha debida para el pago del capital, intereses y las Sumas Adicionales, si hubiere, de las Obligaciones Negociables. No se requerirá que el Tenedor de una Obligación Negociable se haga cargo de los costos y gastos originados en cualquier canje, transferencia o registro de transferencia, pero se requerirá que el Tenedor respectivo se haga cargo de (i) los gastos de entrega fuera de la entrega por correo común (si los hubiere) y (ii) si las Emisoras así lo requieren, el pago de una suma suficiente para cubrir los impuestos de sellos o cargas gubernamentales o cargos de seguros que puedan ser exigidos en relación con los mismos.

Obligaciones Negociables Cartulares sin Leyenda. El Tenedor de una Obligación Negociable Nominativa Cartular sin Leyenda (que podrá emitirse sólo después del vencimiento del Período Restringido aplicable) podrá canjear o transferir dicha participación en la forma de una participación en una Obligación Negociable Nominativa Global Restringida o de una Obligación Negociable Nominativa Global No Restringida, o en la forma de una Obligación u Obligaciones Negociable/s Nominativa/s Cartular/es con Leyenda o sin Leyenda sin la presentación de una certificación escrita, con la condición de que tal canje o transferencia en la forma de una participación en una Obligación Negociable Nominativa Global Restringida sea efectuada sólo por un QIB (en el caso de un canje) o a un QIB en una transacción en virtud de la Resolución 144A (en el caso de una transferencia).

IMPUESTOS

Generalidades

La siguiente descripción es un resumen de ciertas consideraciones impositivas de la Argentina vinculadas a una inversión en Obligaciones Negociables. La descripción sólo tiene propósitos de información general y está fundada en las leyes y regulaciones impositivas argentinas en vigencia a la fecha de este Prospecto. Además, la descripción no hace referencia a todas las consecuencias impositivas posibles relacionadas a una inversión en las Obligaciones Negociables. Por otra parte, si bien se ha advertido a las Emisoras que este resumen constituye una interpretación correcta de la legislación vigente a la fecha de este Prospecto, no puede asegurarse que los tribunales o las autoridades fiscales responsables de la aplicación de esas leyes concuerden con esta interpretación, ni que no se vayan a introducir cambios en tales leyes.

El prospecto y los suplementos que se preparen en relación con la oferta y la venta de las Obligaciones Negociables fuera de la Argentina contendrán una descripción de algunas de las principales consideraciones impositivas de los Estados Unidos vinculadas a una inversión en las Obligaciones Negociables.

LOS COMPRADORES POTENCIALES DE LAS OBLIGACIONES NEGOCIABLES DEBEN CONSULTAR A SUS ASESORES IMPOSITIVOS EN LO QUE RESPECTA A LAS CONSECUENCIAS IMPOSITIVAS APLICABLES DE ACUERDO CON SUS SITUACIONES PARTICULARES, DERIVADAS DE LA ADQUISICION, TENENCIA Y DISPOSICION DE LAS OBLIGACIONES NEGOCIABLES Y, EN PARTICULAR, RESPECTO DE SU SITUACION FRENTE AL DECRETO N° 1.076/92, AL IMPUESTO A LA GANANCIA MINIMA PRESUNTA Y AL IMPUESTO A LOS BIENES PERSONALES. EN CASO DE ESTAR ALCANZADO POR DICHO DECRETO, LOS PAGOS DE INTERES ESTARAN SUJETOS A RETENCION, SIN PERJUICIO DE LA OBLIGACION DE PAGAR SUMAS ADICIONALES EN LOS CASOS PREVISTOS EN LA SECCION "*DESCRIPCION DE LAS OBLIGACIONES NEGOCIABLES – RESCATE Y RECOMPRA – RESCATE POR RAZONES IMPOSITIVAS; SUMAS ADICIONALES*". LOS OBLIGACIONISTAS QUE SEAN SUJETOS PASIVOS DEL IMPUESTO A LOS BIENES PERSONALES, DEBEN CONSIDERAR QUE DEBERAN TRIBUTARLO SIN RECURSO ALGUNO CONTRA LAS EMISORAS. NO OBSTANTE ELLO, LAS EMISORAS HAN RENUNCIADO EN FORMA IRREVOCABLE E INCONDICIONAL A TODO DERECHO QUE PUDIESEN TENER PARA RECUPERAR DE LOS OBLIGACIONISTAS CUALQUIER PAGO QUE DEBIERAN HACER EN VIRTUD DE DICHO IMPUESTO POR APLICACION DE LAS NORMAS VIGENTES.

Impuesto a las ganancias sobre pago de interés

De acuerdo con las leyes y regulaciones impositivas argentinas, el pago de los intereses (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) correspondientes a títulos de deuda emitidos por compañías argentinas, constituye un ingreso susceptible de ser gravado salvo que fuera exento en forma expresa. De acuerdo con la Ley de Obligaciones Negociables, los pagos de interés (incluyendo el descuento sobre el precio de emisión inicial, si lo hubiera) sobre títulos de deuda que califiquen como obligaciones negociables (término que incluye títulos de deuda a mediano y corto plazo como las Obligaciones Negociables) emitidas por compañías argentinas están exentos del impuesto a las ganancias, sin perjuicio de lo mencionado más abajo, siempre y cuando las obligaciones negociables hayan sido emitidas de conformidad y en cumplimiento de todos los requisitos previstos en la Ley de Obligaciones Negociables (los "Requisitos de Exención Impositiva"); en particular, (i) que la oferta pública de las obligaciones negociables fuera debidamente autorizada por la CNV, (ii) que las obligaciones negociables sean ofrecidas y colocadas públicamente a inversores, y (iii) que el emisor de las obligaciones negociables observe las disposiciones de la Ley de Obligaciones Negociables sobre el uso de los fondos, incluyendo la revelación del uso de los fondos a los inversores en los documentos de oferta y la demostración de tales usos a la CNV. El Decreto N° 1.076/92 promulgado por el Poder Ejecutivo Nacional el 30 de junio de 1992, y ratificado por Ley N° 24.307, anuló la exención impositiva respecto al impuesto a las ganancias aplicable a las obligaciones negociables cuyos tenedores sean determinadas personas jurídicas o establecimientos argentinos organizados en forma de empresa que realicen ajuste por inflación de acuerdo con las leyes impositivas, incluyendo, con carácter meramente enunciativo, sociedades por acciones, sociedades por parte de interés, sucursales de sociedades constituidas en el extranjero, asociaciones civiles, fundaciones, empresas unipersonales u otros establecimientos organizados en forma de empresas (las "Entidades Argentinas").

La CNV autoriza la emisión de obligaciones negociables de una Clase en el marco de un programa autorizado (como es el caso del Programa) sin aprobación previa de dicha Clase, siempre y cuando se suministre a la CNV la información concerniente al precio de colocación y toda otra información relevante dentro de los cinco días hábiles posteriores a la mencionada emisión (incluyendo el Informe de Términos y Condiciones correspondiente, certificación del uso de los fondos, informe del auditor, resolución del directorio que apruebe la emisión y constancia de publicación de la notificación requerida por el Artículo 10 de la Ley de Obligaciones Negociables). En caso de que la información mencionada fuera suministrada con posterioridad a la colocación de las Obligaciones Negociables, la CNV emitirá su decisión con respecto a las exenciones impositivas según el Artículo 37 de la Ley de Obligaciones Negociables dentro de los cinco días hábiles posteriores a la presentación de esa información. Si la CNV no autorizara expresamente la emisión o no requiriera información adicional, se considerará que los beneficios mencionados son aplicables.

Las Obligaciones Negociables serán emitidas de acuerdo con los requisitos de la Ley de Obligaciones Negociables y la CNV ha autorizado la creación del Programa, la extensión de su plazo de vencimiento y el aumento de su monto máximo mediante Certificados N° 136 y N° 288 de la Gerencia de Emisoras de fechas 6 de diciembre de 1996 y 13 de noviembre de 2001, respectivamente. En consecuencia, si la suscripción y reventa de las Obligaciones Negociables se realiza de la forma contemplada en este Prospecto y de acuerdo con las disposiciones de la Ley de Obligaciones Negociables, las Normas de la CNV y otras leyes y regulaciones aplicables y los fondos netos obtenidos de la emisión de las Obligaciones Negociables son utilizados en la forma prevista en este Prospecto y así se lo certifica a la CNV, los Requisitos de Exención Impositiva habrán sido cumplidos. En el caso de que esa exención no sea aplicable, según los términos de las Obligaciones Negociables, las Emisoras serán responsables por el pago de cualquier retención de forma tal que asegure que los Tenedores de las Obligaciones Negociables reciban el monto de interés estipulado en las Obligaciones Negociables, como si tal retención no hubiera sido exigida, excepto en los supuestos contemplados en las Obligaciones Negociables. Ver la sección "*Descripción de las Obligaciones Negociables – Rescate y recompra – Rescate por razones impositivas; Sumas Adicionales*".

Impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario

Como consecuencia de la aplicación de la Ley N° 25.063, vigente a partir del 31 de diciembre de 1998, los costos en concepto de préstamos de las Emisoras han aumentado en forma significativa. Dicha ley incluyó un nuevo impuesto denominado como el impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario, que será pagado por determinados prestatarios, incluyendo los emisores de obligaciones negociables (tales como las Obligaciones Negociables). Este nuevo impuesto se aplica al pago de intereses sobre las obligaciones negociables en poder de personas jurídicas extranjeras y de personas residentes, sucesiones indivisas radicadas en el país, personas no residentes y préstamos otorgados a sujetos empresa por bancos habilitados en la Argentina. En el caso de las obligaciones negociables, la carga impositiva y la responsabilidad por los pagos corresponden al emisor. El impuesto es exigible al realizarse el pago del interés, sin considerar el período al cual se aplica dicho interés o si es un pago total o parcial. En el caso de obligaciones negociables (tales como las Obligaciones Negociables) el impuesto fue reducido por las Leyes N° 25.360 y 25.402 de una alícuota del 15 % de la porción de interés abonada a una alícuota del (i) 10 % desde el 1° de enero de 2001 y hasta el 30 de junio de 2001, (ii) 8 % desde el 1° de julio de 2001 y hasta el 30 de septiembre de 2001, (iii) 6 % desde el 1° de octubre de 2001 y hasta el 31 de diciembre de 2001, (iv) del 4 % desde el 1° de enero de 2002 y hasta el 31 de marzo de 2002, y (v) del 2 % a partir del 1° de abril de 2002 y hasta el 30 de junio de 2002. El impuesto resultante de la aplicación de las tasas indicadas precedentemente, no podrá exceder al monto que resulte de aplicar, en proporción al tiempo según corresponda, el 1,5 %, 1,2 %, 0,9 %, 0,6 % o 0,3 %, respectivamente, sobre el monto de la deuda que genera los intereses. Asimismo, a partir del 1° de julio de 2002 el mencionado impuesto quedará derogado. Adicionalmente, la Ley N° 25.063 incrementó la alícuota del impuesto a las ganancias para sociedades del 33 % al 35 %, y estableció un impuesto del 1 % sobre los activos pertenecientes a las sociedades al cierre de cada ejercicio económico (impuesto a la ganancia mínima presunta). En el caso de emisión de obligaciones negociables bajo la par, se deberá ingresar el 15 % del descuento de emisión en la fecha en que se registre el ingreso de los fondos.

Impuesto a las ganancias derivadas de la venta o disposición de las Obligaciones Negociables

Las ganancias de capital obtenidas de la venta u otra disposición de las Obligaciones Negociables de personas físicas, residentes o no y de personas jurídicas extranjeras sin representación permanente en la Argentina no están actualmente sujetas al impuesto a las ganancias, siempre que las Emisoras cumplan con los requisitos de exención.

De acuerdo con el Decreto N° 1.076/92, las ganancias que se originen en la venta u otra forma de disposición de las Obligaciones Negociables por parte de las Entidades Argentinas están sujetas al impuesto a las ganancias.

Impuesto a los bienes personales

De conformidad con lo dispuesto por la Ley N° 23.966 y sus modificatorias, las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina o el extranjero (en este último caso sólo con respecto a bienes situados en la Argentina, lo cual incluye las Obligaciones Negociables) están sujetas al impuesto a los bienes personales que grava los bienes existentes al 31 de diciembre de cada año con una alícuota del 0,5 %, si el valor total de los bienes sujetos al impuesto no excede de $ 200.000, y una alícuota del 0,75 % si dicho valor es superior a $ 200.000. Respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en la Argentina, dicho impuesto resulta aplicable sobre los bienes personales en la medida en que su valor, en conjunto, exceda de $ 102.300. El mencionado impuesto se calcula en base al valor de mercado si las obligaciones negociables tuvieran cotización, o al valor técnico (capital más intereses devengados) en caso de no existir tal cotización. A su vez, respecto de las personas físicas y las sucesiones indivisas domiciliadas o radicadas en el extranjero el referido impuesto grava con una alícuota del 0,75 % a la totalidad de los bienes situados en la Argentina acorde a un régimen especial de ingreso del gravamen de responsables sustitutos. De acuerdo con el artículo 26 de la Ley N° 23.966 y sus modificatorias, el régimen de responsable sustituto que permite la percepción de dicho impuesto en tales casos, no es aplicable a ciertos tipos de activos financieros, incluyendo las Obligaciones Negociables. Las personas físicas y sucesiones indivisas sujetas a este impuesto podrán tendrán derecho, sujetas a ciertas restricciones, a computar como pago a cuenta las sumas efectivamente pagadas en el exterior por gravámenes similares al mismo.

Las sociedades, empresas, establecimientos permanentes, patrimonios de afectación o explotaciones (las "Empresas") domiciliadas, radicadas o ubicadas en la Argentina o el exterior, posean o no un establecimiento permanente en la Argentina, no estarán en principio sujetas al impuesto a los bienes personales respecto de sus tenencias por cualquier título de las Obligaciones Negociables. Ver la sección "*— Impuesto a la ganancia mínima presunta*". No obstante ello, cuando la titularidad directa de las Obligaciones Negociables corresponda a Empresas (con excepción, de acuerdo a lo previsto en el quinto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, de compañías de seguro, fondos abiertos de inversión, fondos de pensión o entidades bancarias o financieras cuyas casas matrices estén constituidas o radicadas en países en los que sus bancos centrales hayan adoptado los estándares internacionales del Comité de Bancos de Basilea) domiciliados, radicados o ubicados en el exterior en países que no apliquen regímenes de nominatividad de los valores negociables privados, de acuerdo a lo dispuesto en el cuarto párrafo del artículo 26 de la Ley N° 23.966 y sus modificatorias, se presumirá, sin admitir prueba en contrario, que las Obligaciones Negociables pertenecen a personas físicas o sucesiones indivisas domiciliadas o radicadas en la Argentina, por lo que se encontrarán sujetas al pago del impuesto a los bienes personales según se describió en el párrafo anterior, en cuyo caso la alícuota correspondiente al impuesto se elevará al 1 % (la "Presunción"). En este sentido, la legislación aplicable no aclara, atento a la derogación del artículo 6° de la Resolución General N° 4172/96 de la Dirección General Impositiva (la "DGI") de fecha 6 de junio de 1996, el alcance de la expresión "titular directo", por lo cual no puede determinarse si la Presunción se aplica a los tenedores por cualquier título de las Obligaciones Negociables o a los propietarios de las mismas (en particular, cuando las Obligaciones Negociables se encuentran representadas por certificados globales).

De conformidad con lo dispuesto por el Decreto N° 812/96 promulgado por el Poder Ejecutivo Nacional con fecha 22 de julio de 1996 (y con efecto para los bienes existentes a partir del 31 de diciembre de 1995), la Presunción no se aplica a los títulos privados representativos de deuda (i) con oferta pública autorizada por la CNV y (ii) que se negocien en bolsas o mercados de valores del país o del exterior. No se ha precisado aún, sin embargo, el alcance y significado de este último requisito. Las Obligaciones Negociables que se emitan en el marco del Programa fueron autorizadas para su oferta pública por la CNV y se ha solicitado autorización para cotizar las Obligaciones Negociables correspondientes a cada Clase en la BCBA, la Bolsa de Comercio de Luxemburgo y cualquier otro mercado según se especifica en el correspondiente Informe de Términos y Condiciones. En este sentido, la Resolución General N° 4203/96 de la DGI de fecha 1° de agosto de 1996 dispone que las entidades emisoras de obligaciones negociables cuya oferta pública hubiera sido autorizada por la CNV (como las Obligaciones Negociables), deberán aportar, cuando así lo requiera la DGI, copia certificada por la CNV de la resolución por la que se acuerda la referida autorización y constancia de su vigencia al 31 de diciembre del año al que corresponda la liquidación del impuesto. La falta de presentación de tales constancias dará lugar a la obligación de ingreso del gravamen determinado conforme a la ley.

Por otra parte, la Presunción será aplicable en caso de que las Obligaciones Negociables dejaran en cualquier momento de cumplir con los requisitos de autorización de oferta pública y cotización establecidos por el Decreto N° 812/96 para la exclusión de la misma. En tal caso, de conformidad con el segundo párrafo del artículo 29 del Decreto N° 127/96 modificado por el Decreto N° 812/96, la Presunción sólo comprenderá a las Empresas domiciliadas o radicadas en el exterior que, por su naturaleza jurídica o sus estatutos, (i) tengan por actividad principal realizar inversiones fuera de la jurisdicción de su país de constitución y/o (ii) no puedan ejercer en la misma ciertas operaciones y/o inversiones expresamente determinadas en el régimen legal o estatutario que las regula (las "Sociedades Inversoras Extranjeras"). La Resolución General N° 4172/96 de la DGI y sus modificatorias prevé, además, que las Sociedades Inversoras Extranjeras quedarán comprendidas en la Presunción si su capital o, en el caso de establecimientos estables, el de la Empresa a que pertenecen se encuentra representado por acciones u otros valores negociables que no sean considerados nominativos por la legislación vigente en la materia en el país de constitución. Si en cualquier momento las Obligaciones Negociables dejaran de cumplir con los requisitos de exención del impuesto a los bienes personales dispuestos en el Decreto N° 812/96, las sociedades emisoras deberán requerir, en los casos en que así lo indique la DGI, la acreditación de que los "titulares directos" de los títulos o, tratándose de establecimientos permanentes, las empresas a las que pertenecen, no califican como Sociedades Inversoras Extranjeras. El artículo 7 de la Resolución N° 4172/96 de la DGI determina la documentación que las entidades, sociedades y empresas mencionadas en el mismo deberán requerir a los "titulares directos" de las Obligaciones Negociables. De no producirse la acreditación requerida en el plazo, forma y condiciones dispuestas por la DGI, las sociedades emisoras deberán ingresar con carácter de pago único y definitivo, por los bienes comprendidos en la Presunción existentes al 31 de diciembre, el 1 % del valor de los mismos, determinado conforme a la ley. Si una sociedad emisora pagase el impuesto argentino a los bienes personales por un titular de participaciones en las Obligaciones Negociables, estaría autorizada para recuperar de dicho titular los montos pagados, pudiendo sin limitación alguna, retener o ejecutar los activos que originaron dicho pago.

Atento a que la reglamentación del impuesto a los bienes personales fue sometida a sucesivas modificaciones, y a que no ha sido aún interpretada por los tribunales o autoridades fiscales responsables de su aplicación, no puede asegurarse la aplicación o interpretación que de dicha reglamentación efectúen los mismos. En consecuencia, los compradores potenciales de las Obligaciones Negociables deben consultar a sus asesores impositivos con relación a las consecuencias impositivas relativas a la aplicación del impuesto a los bienes personales.

Impuesto a la ganancia mínima presunta

La Ley N° 25.063 y sus modificatorias, crea por el término de diez años el impuesto a la ganancia mínima presunta. En particular, el tributo grava la tenencia de obligaciones negociables como parte integrante del activo cuyo valor en conjunto supere la suma de $ 200.000, de sociedades domiciliadas en el país, asociaciones civiles y fundaciones, empresas o explotaciones unipersonales, fideicomisos, ciertos fondos comunes de inversión, en todos los casos constituidos en el país, y establecimientos estables pertenecientes a sujetos del exterior, incluso pertenecientes a fondos comunes de inversión del exterior o a estados extranjeros, en tanto actúen como entes del derecho privado. Dicho impuesto es complementario del impuesto a las ganancias en función de que este último grava las utilidades obtenidas al cierre de cada ejercicio económico, en tanto el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de determinados activos productivos al cierre de cada ejercicio económico con una alícuota del 1 %. Los sujetos obligados al pago del impuesto a la ganancia mínima presunta, determinarán el impuesto en sus estados contables sobre el activo resultante al cierre de cada ejercicio económico anual hasta el 30 de diciembre de 2008, y deberán ingresar o tributar el 1 % sobre dicho activo, en el caso particular, el 1 % sobre el valor asignado a las obligaciones negociables. Dicho valor se determinará, en el caso de obligaciones negociables que coticen en bolsas o mercados, al último valor de cotización a la fecha de cierre del ejercicio y, en el caso de obligaciones negociables que no coticen en bolsas o mercados, a su costo, incrementado, de corresponder, con los intereses y diferencias de cambio que se hubieran devengado a la fecha de cierre del ejercicio.

Impuesto sobre los créditos y débitos en cuentas bancarias

La Ley N° 25.413 (la "Ley de Competitividad") y sus modificatorias, estableció un impuesto sobre los créditos y débitos en cuentas bancarias abiertas en entidades regidas por la Ley N° 21.526 (la "Ley de Entidades Financieras"). El gravamen se encuentra a cargo del titular de la cuenta bancaria respectiva, mientras que las entidades financieras deberán actuar como agentes de liquidación y percepción del mismo. La Ley de

Competitividad dispone que el Poder Ejecutivo Nacional se encuentra facultado para establecer su alícuota hasta un 0,6 % y para disponer que dicho gravamen constituya, en forma parcial o total, un pago a cuenta de todos o algunos de los impuestos y contribuciones sobre la nómina salarial (con la única excepción de las correspondientes al régimen nacional de obras sociales), cuya aplicación, percepción y fiscalización se encuentre a cargo de la Administración Federal de Ingresos Públicos. En ejercicio de dichas facultades, el Poder Ejecutivo Nacional dispuso, mediante el dictado del Decreto N° 969/01 de fecha 30 de julio de 2001, (i) eximir de la aplicación del gravamen a las cajas de ahorro, (ii) fijar su alícuota general en 0,6 %, y (iii) la posibilidad de computar como pago a cuenta de impuestos (incluyendo impuestos a las ganancias, a la ganancia mínima presunta y al valor agregado) y/o contribuciones de la nómina salarial (excepto las correspondientes al régimen nacional de obras sociales) hasta un 58 % de los importes ingresados por dicho concepto.

Conforme lo descripto en el párrafo precedente, los Tenedores de Obligaciones Negociables residentes en la Argentina que no se encuentren alcanzados por cualquiera de las exenciones dispuestas por la Ley de Competitividad y sus modificatorias, soportarán la incidencia del gravamen sobre cada pago que se acredite en sus respectivas cuentas corrientes bancarias abiertas en entidades regidas por la Ley de Entidades Financieras.

Otros impuestos

Los pagos de interés de las Obligaciones Negociables (incluyendo el descuento de emisión inicial, si lo hubiera) no estarán sujetos al impuesto al valor agregado argentino en tanto los Requisitos de Exención Impositiva se hayan cumplido con respecto de las Obligaciones Negociables. En el territorio federal de la Argentina no se grava con impuestos a la transmisión gratuita de bienes a herederos, donantes, legatarios o donatarios. Ningún impuesto a la transferencia de valores negociables, impuesto de sellos, impuesto a la emisión, registro o similares debe ser pagado por los Obligacionistas. De acuerdo con lo previsto en el artículo 38 de la Ley de Obligaciones Negociables, si no se cumpliesen los Requisitos de Exención Impositiva, las Emisoras pagarán, sujeto a los términos y condiciones de las Obligaciones Negociables, todo impuesto que se aplique a los inversores. En el caso de que fuera necesario iniciar acciones judiciales en relación con las Obligaciones Negociables ante los tribunales de la ciudad de Buenos Aires, se deberá abonar una tasa de justicia (actualmente del 3 % sobre el monto reclamado).

SUSCRIPCION Y VENTA

Las Obligaciones Negociables pueden ser ofrecidas y vendidas directamente por las Emisoras o a través de cualquier otro Colocador o Agente que las Emisoras podrán oportunamente designar, conforme a lo dispuesto en el contrato de suscripción o colocación, o tal otro acuerdo en relación con la venta inicial de las Obligaciones Negociables de cada Clase o Serie. Cualquier Colocador o Agente será especificado en el correspondiente Informe de Términos y Condiciones. Si cualesquiera Colocadores o Agentes de las Emisoras se encuentran involucrados en la venta de las Obligaciones Negociables respecto de la cual el presente Prospecto es entregado, los nombres de tales Colocadores o Agentes y cualquier precio de compra de los Colocadores o comisión de los Agentes, según sea el caso, se especificará o se facilitará su cálculo en el Informe de Términos y Condiciones correspondiente. Los fondos netos para las Emisoras de tal venta serán el precio de compra menos tal comisión o precio de compra, según sea el caso, menos, en cada caso, los gastos de emisión resultantes.

Las Obligaciones Negociables serán ofrecidas al público en la Argentina de acuerdo con los términos de la autorización de oferta pública otorgada por la CNV y sólo a través de Agentes o Colocadores autorizados por la legislación argentina y por las Emisoras.

No se ha solicitado autorización para hacer oferta pública de las Obligaciones Negociables ofrecidas en el presente conforme a la Ley de Títulos Valores de los Estados Unidos o a las leyes en materia de valores negociables de ninguno de sus estados y, a menos que se obtenga dicha autorización, no podrán ser ofrecidas ni vendidas dentro de los Estados Unidos o sus dominios ni a ninguna Persona de los Estados Unidos excepto a QIBs o a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública de la Ley de Títulos Valores de los Estados Unidos y conforme a cualquier otra ley aplicable. Las Obligaciones Negociables ofrecidas de acuerdo con el presente no son transferibles, excepto de acuerdo con las restricciones descriptas más arriba. Ver la sección "*Restricciones a la transferencia*".

Asimismo, hasta 40 días después de la distribución de cualquier Clase de Obligaciones Negociables, una oferta o venta de las Obligaciones Negociables dentro de los Estados Unidos por un Colocador (sea que participe o no de la oferta) podría violar los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos si la oferta o venta se realizara de otra forma que no sea de acuerdo con la Resolución 144A o en transacciones de otra forma exentas de los requisitos de autorización de la Ley de Títulos Valores de los Estados Unidos. Ver la sección "*Restricciones a la transferencia*".

Cada Clase de Obligaciones Negociables estará sujeta también a las restricciones de venta adicionales de los Estados Unidos conforme a lo que acuerden las Emisoras y los Colocadores o Agentes correspondientes y según lo indicado en el Informe de Términos y Condiciones correspondiente. Cada uno de los Colocadores o Agentes acordarán ofrecer, vender o entregar las Obligaciones Negociables sólo en cumplimiento con esas restricciones de venta adicionales.

Cada Colocador o Agente convendrá que: (1) no ofrecerá ni venderá las Obligaciones Negociables en el Reino Unido antes de que expire el período de 6 (seis) meses desde la fecha de emisión de una Clase de Obligaciones Negociables, excepto a personas cuya actividad comercial sea comprar, detentar, administrar o disponer de inversiones, por cuenta propia o de terceros, en la esfera de sus negocios o de otra forma en circunstancias en las cuales no se constituya una oferta pública en el Reino Unido dentro de lo establecido por la *Public Offers of Securities Regulations 1995*; (2) cumplirá con todas las disposiciones pertinentes de la *Financial Services Act 1986* (Ley de Servicios Financieros), correspondientes a cualquier acto en relación con las Obligaciones Negociables que de cualquier manera involucre al Reino Unido; y (3) solamente emitirá o entregará en el Reino Unido cualquier documento recibido en relación con la emisión de las Obligaciones Negociables, si esa persona reúne los requisitos descriptos en el artículo 11(3) de la *Financial Services Act 1986* (*Investment Advertisements*) (*Exemptions*) *Order 1996* o a una persona a quien se le pueda emitir o entregar el documento legítimamente.

Cada Colocador o Agente convendrá que no ha ofrecido ni vendido, ni ofrecerá ni venderá ninguna Obligación Negociable (i) como parte de su distribución en cualquier momento o (ii) en cualquier momento hasta el vencimiento del Período Restringido aplicable, dentro de los Estados Unidos o a la cuenta o beneficio de una Persona de los Estados Unidos excepto conforme a una solicitud de oferta pública vigente bajo la Ley de Títulos Valores de los Estados Unidos o (A) conforme a la Resolución 903 de la Regulación S y (B) a QIBs o a Inversores Institucionales Acreditados cada uno de los cuales (AA) adquiera Obligaciones Negociables de un monto de Capital total de no

menos de U$S 250.000 a su propia cuenta y para cada cuenta que ejerce control para la que está adquiriendo Obligaciones Negociables y (BB) suscribe y entrega una carta sustancialmente similar al modelo que se adjunta al Contrato de Fideicomiso. El Colocador o Agente también habrá acordado que no ha ofrecido ni vendido, y que no ofrecerá ni venderá, ninguna Obligación Negociable fuera de los Estados Unidos, excepto conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos.

Excepto en la Argentina y a menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, no se ha iniciado ni se iniciará tramitación alguna en ninguna jurisdicción, (a menos que las Obligaciones Negociables pertenezcan a una Clase que prevea la presentación de una solicitud de autorización de oferta pública en virtud de la Ley de Títulos Valores de los Estados Unidos) que autorizaría una oferta pública de las Obligaciones Negociables o la posesión o distribución de este Prospecto o cualquier documento de divulgación o cualquier modificación o suplemento de los mismos o cualquier otro material relacionado con las Obligaciones Negociables en ningún país ni jurisdicción donde sea necesaria una tramitación a tal efecto. Todo Colocador o Agente cumplirá con las leyes y regulaciones aplicables en todas aquellas jurisdicciones en las cuales adquiera, ofrezca, venda, o entregue Obligaciones Negociables, o aquéllas en las que tenga en posesión o distribuya cualquier prospecto preliminar o Prospecto o cualquier modificación o suplemento del mismo u otro material a tal efecto.

MATERIAS LEGALES

La validez de la emisión de las Obligaciones Negociables conforme a la legislación argentina será analizada en forma limitada para las Emisoras por *Muñoz de Toro & Muñoz de Toro*, asesores legales de las Emisoras respecto de la legislación argentina.

AUDITORES

Los estados contables anuales de Pampeana y Sur correspondientes a cada uno de los ejercicios finalizados el 31 de diciembre de 2000, 1999 y 1998 han sido incluidos en el presente Prospecto de conformidad con el informe de auditoría que aparece a partir de la página E-1 del presente, emitido por *PricewaterhouseCoopers*, contadores públicos independientes, registrados ante el Registro de Asociación de Profesionales Universitarios del Consejo Profesional de Ciencias Económicas de la Capital Federal (Tomo 1 - Folio 77), y que aparecen aquí en virtud del carácter de dicha firma como expertos en el área de contabilidad y auditoría. Asimismo, se han incluido en el presente los estados contables correspondientes a los períodos económicos finalizados el 30 de junio de 2001 y 2000. En lo que respecta a los estados contables al 30 de junio de 2001, *PricewaterhouseCoopers* ha indicado que ha efectuado una revisión limitada de los mismos. Una revisión limitada tiene un alcance sustancialmente menor a una auditoría y, por lo tanto, *PricewaterhouseCoopers* no ha emitido opinión alguna respecto de dichos estados contables. En este sentido, los inversores deberían contemplar especialmente dicha situación con respecto a su análisis sobre los mencionados estados contables trimestrales. Los estados contables de las Sociedades al 30 de junio de 2000, y por el período de seis meses finalizados en dicha fecha, han sido incluidos en el presente de conformidad con el informe de auditoría de *PricewaterhouseCoopers*, contadores públicos independientes, y que aparecen aquí en virtud del carácter de dicha firma como expertos en el área de contabilidad y auditoría.

INFORMACION GENERAL

Las Obligaciones Negociables de cualquier Clase pueden cotizar en la Bolsa de Comercio de Luxemburgo (o en cualquier otra bolsa o mercado que se indique en el Informe de Términos y Condiciones correspondiente). Con anterioridad a la cotización en la Bolsa de Comercio de Luxemburgo, una notificación legal respecto de la emisión de las Obligaciones Negociables, el acta constitutiva y los estatutos de las Emisoras serán depositados con el *Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*, donde se podrán revisar u obtener copias de los documentos mencionados. Se podrá solicitar autorización para cotizar las Obligaciones Negociables emitidas conforme al Programa en la BCBA.

Se podrán solicitar copias en inglés de los estatutos de las Emisoras, el Contrato de Fideicomiso, todo suplemento o Informe de Términos y Condiciones y los estados contables anuales y trimestrales de las Emisoras durante el plazo de vigencia de las Obligaciones Negociables en las oficinas de Kredietbank S.A. Luxembourgeoise, agente de cotización en la Bolsa de Comercio de Luxemburgo, si las Obligaciones Negociables cotizan en dicha bolsa. Podrá solicitarse copia de dichos documentos en español en la sede social de las Sociedades.

Desde el 31 de diciembre de 2000, fecha de los últimos estados contables auditados de las Emisoras incluidos en el presente Prospecto, no se ha producido ningún cambio sustancial desfavorable en la situación patrimonial o de otra índole de las Emisoras, ni en sus resultados, operaciones, actividades o perspectivas. Las Emisoras no son parte en ningún litigio, arbitraje o procedimiento administrativo relativo a reclamos de derechos o montos que resulten relevantes en el contexto de la emisión de las Obligaciones Negociables en el marco del Programa o que podrían afectar significativa o adversamente su capacidad de cumplir con las obligaciones en virtud de las Obligaciones Negociables y, al mejor saber y entender de las Emisoras, no existe ni es inminente ningún litigio, arbitraje o procedimiento administrativo de significación.

Las Emisoras fueron constituidas como sociedades anónimas de conformidad con las leyes de la Argentina el 24 de noviembre de 1992 por un período de 99 años, constituyendo el domicilio de la sede social en la ciudad de Buenos Aires.

El 29 de septiembre de 1994 la CNV aprobó, las modificaciones en la razón social de las Sociedades de Distribuidora de Gas Pampeana S.A. y Distribuidora de Gas del Sur S.A. a "Camuzzi Gas Pampeana S.A." y "Camuzzi Gas del Sur S.A.", respectivamente, cambios que fueron adoptados el 28 de julio de 1994.

M

La emisión de las Obligaciones Negociables en virtud del Contrato de Fideicomiso fue autorizada por resoluciones de las asambleas ordinarias y extraordinarias de las Emisoras celebradas el 16 de octubre de 2001 y por resoluciones de los Directorios de las Emisoras del 24 de octubre de 2001.

Se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales emitidas al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos sean aceptadas para su negociación a través de Euroclear o Clearstream. Asimismo, se solicitará autorización para que las Obligaciones Negociables representadas por Obligaciones Negociables Globales Nominativas sean aceptadas para su negociación a través de DTC. También se solicitará autorización para que las Obligaciones Negociables representadas por una Obligación Negociable Global Restringida sean aceptadas para su negociación a través del sistema PORTAL. El Informe de Términos y Condiciones correspondiente especificará el código común y los números ISIN, CUSIP y/o CINS, según sea el caso, para la Obligación Negociable Global correspondiente. Si las Obligaciones Negociables fueran negociadas a través de un sistema de compensación adicional o alternativo, la información respectiva se incluirá en el Informe de Términos y Condiciones correspondiente.

ESTADOS CONTABLES

Estados contables de Camuzzi Gas Pampeana S.A.

Estados contables sujetos a revisión limitada correspondientes al período de seis meses finalizado el 30 de junio de 2001 y estados contables auditados al 30 de junio de 2000

Informe de los auditores
Balance trimestral
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance trimestral consolidado para el período económico de seis meses finalizado el 30 de junio de 2001 y 2000
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance general consolidado
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 1999 y 1998

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
- Balance general consolidado
- Estado de resultados consolidado
- Estado de origen y aplicación de fondos consolidado
- Notas a los estados contables consolidados
- Anexos a los estados contables consolidados

02019



Estados contables de Camuzzi Gas del Sur S.A.

Estados contables sujetos a revisión limitada correspondientes al período de seis meses finalizado el 30 de junio de 2001 y estados contables auditados al 30 de junio de 2000

Informe de los auditores
Balance trimestral
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2000 y 1999

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos

Estados contables auditados correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 1999 y 1998

Informe de los auditores
Balance general
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos

EMISORAS

Camuzzi Gas Pampeana S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

Camuzzi Gas del Sur S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

ASESORES LEGALES

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Puerto Madero
Av. Alicia Moreau de Justo 740, Loft 212
C1107AAP Buenos Aires
Argentina

AUDITORES

PricewaterhouseCoopers
Puerto Viamonte
Av. Alicia Moreau de Justo 270, 2° Piso
C1107AAF Buenos Aires
Argentina

FIDUCIARIO, AGENTE DE REGISTRO
Y AGENTE PRINCIPAL DE PAGO

The Bank of New York
101 Barclay Street, 21W
Nueva York, Nueva York 10236
Estados Unidos de América

AGENTE DE TRANSFERENCIA
Y AGENTE DE PAGO

The Bank of New York
London Branch
46 Berkeley Street
Londres WIX 6AA
Reino Unido

CO-AGENTE DE REGISTRO Y AGENTE DE PAGO

Banco Río de la Plata S.A.
Bartolomé Mitre 480
C1036AAH Buenos Aires
Argentina

No se ha autorizado a persona alguna a que brinde información o preste declaraciones en relación con la oferta descripta en el presente, fuera de las de este Prospecto y, en caso contrario, no deberán ser consideradas como autorizadas por las Sociedades Emisora o ninguna otra persona. Ni la entrega de este Prospecto ni cualquier venta realizada al amparo del mismo implicará que no ha habido cambios significativos en las operaciones de las Sociedades ni que la información contenida en el mismo sea correcta en cualquier momento posterior a su fecha. Este Prospecto no constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores más allá de los referidos en el mismo, ni constituye una oferta de venta ni una solicitud de oferta de compra de títulos valores en ninguna circunstancia en la que la misma fuera ilegítima.

INDICE

PROGRAMA DE EMISION DE OBLIGACIONES NEGOCIABLES DE MEDIANO PLAZO

VN U$S 300.000.000

CAMUZZI GAS PAMPEANA S.A.

CAMUZZI GAS DEL SUR S.A.

PROSPECTO

31 de octubre de 2001

ANEXO II


Gruppo
Camuzzi

Camuzzi Gas Pampeana

CAMUZZI GAS PAMPEANA S.A.
PROGRAMA DE EMISION DE OBLIGACIONES
NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA
A VN U$S 300.000.000

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

Camuzzi Gas Pampeana S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas del Sur S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 333.281.049 y el patrimonio neto a esa fecha era de $ 444.832.796. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vázquez
Apoderado


COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA
CERTIFICACION DE REPRODUCCIONES

T 000510073

Buenos Aires, 29 de Noviembre de 2001

En mi carácter de Escribano Titular del Registro Notarial 1247.-

CERTIFICO que la reproducción anexa, extendida en 1 (una)

foja/s, que sello y firmo, es COPIA FIEL de su original, que tengo a la vista, doy fe.


CONDORI ALCORTA
MAT. 2174
ESCRIBANO


Gruppo
Camuzzi

Camuzzi Gas Pampeana

CAMUZZI GAS PAMPEANA S.A.
PROGRAMA DE EMISION DE OBLIGACIONES
NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA
A VN U$S 300.000.000

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

Camuzzi Gas Pampeana S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas del Sur S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 333.281.049 y el patrimonio neto a esa fecha era de $ 444.832.796. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vázquez




COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA

CERTIFICACION DE REPRODUCCIONES





T 000510071

Buenos Aires, 29 de Noviembre de 2001

En mi carácter de Escribano Titular del Registro Notarial 1247.-

CERTIFICO que la reproducción anexa, extendida en 1 (una)

foja/s, que sello y firmo, es COPIA FIEL de su original, que tengo a la vista, doy fe.


MAT. 2574
ESCRIBANO


Gruppo
Camuzzi

Camuzzi Gas del Sur

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

CAMUZZI GAS DEL SUR S.A.
PROGRAMA DE EMISION DE OBLIGACIONES NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA A VN U$S 300.000.000

Camuzzi Gas del Sur S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas Pampeana S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 174.026.090 y el patrimonio neto a esa fecha era de $ 225.999.019. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vazquez


COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA
CERTIFICACION DE REPRODUCCIONES

T 000510074

Buenos Aires, 29 de Noviembre de 2001

En mi carácter de Escribano Titular del Registro Notarial 1247.-

CERTIFICO que la reproducción anexa, extendida en 1 (una)

foja/s, que sello y firmo, es COPIA FIEL de su original, que tengo a la vista, doy fe.


JULIO C. CONDOMI ALCORTA
MAT. 2574
ESCRIBANO


Gruppo
Camuzzi

Camuzzi Gas del Sur

CASA CENTRAL
Avenida
A. Moreau de Justo 241
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

CAMUZZI GAS DEL SUR S.A.
PROGRAMA DE EMISION DE OBLIGACIONES
NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA
A VN U$S 300.000.000

Camuzzi Gas del Sur S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas Pampeana S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 174.026.090 y el patrimonio neto a esa fecha era de $ 225.999.019. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vázquez
Apoderado


COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA
CERTIFICACION DE REPRODUCCIONES

T 000510072

Buenos Aires, 29 de Noviembre de 2001

En mi carácter de Escribano Titular del Registro Notarial 1247.-

CERTIFICO que la reproducción anexa, extendida en 1 (una)

foja/s, que sello y firmo, es COPIA FIEL de su original, que tengo a la vista, doy fe.


JULIO A. CONDOMI ALCORTA
MAT. 2574
ESCRIBANO

ANEXO III

C1/T94526/F9-611874/29/11/2001/12:15:41/8646568446/$55,75

CONVENIO DE COOPERACION TECNICA Y FINANCIERA

INSPECCION GENERAL DE JUSTICIA

LEY Nº 23.412

FORMULARIO Nº 9

TRAMITES VARIOS

DATOS DE LA ENTIDAD

Nº REGISTRO	DENOMINACION	TIPO DE ENTIDAD
	CAMUZZI GAS PAMPEANA S.A.	SOCIEDAD ANONIMA

DOMICILIO CALLE	NUMERO	PISO	DPTO
ALICIA MOREAU DE JUSTO	240	3	

LOCALIDAD	COD. POSTAL	TELEFONO
CAPITAL FEDERAL	C1107AAF	43 19 48 00

OBJETO DE LA PRESENTACION

INSCRIPCIÓN DEL AVISO REQUERIDO POR EL ARTICULO 10 DE LA LEY DE OBLIGACIONES NEGOCIABLES. AUMENTO DEL MONTO DEL PROGRAMA Y PRORROGA DE VENCIMIENTO.

DOCUMENTACION ADJUNTA

ULTIMA INSCRIPCION ANTERIOR			RESERVADO IGJ PARA ESTE TRAMITE		
FECHA	TOMO	FOLIO	FECHA	TOMO	FOLIO

PRECALIFICACION

Se adjunta/n dictámenes de los siguientes profesionales:

APELLIDO Y NOMBRE DE LOS DICTAMINANTES	PROFESION	MATR./REG.	TOMO	FOLIO

DATOS DEL PRESENTANTE

Los datos que figuran en este formulario son correctos y surgen de la documentación que se acompaña

APELLIDO Y NOMBRE DEL PRESENTANTE: D'AIELLO, FABIAN

DOMICILIO: Alicia Moreau de Justo 740, Loft 212

TELEFONOS: 4343 3488

FIRMA Y SELLO DEL PRESENTANTE

Buenos Aires, 28 de noviembre de 2001

LEGALIZACION PROFESIONAL:

El precio de este formulario será completado al momento de su presentación al valor vigente en tal oportunidad

FECHA DE EMISION 06-04-00

IMPORTANTE: Este formulario debe ser presentado por duplicado

INSPECCION GENERAL DE JUSTICIA
CONVENIO DE COOPERACION
TECNICA Y FINANCIERA
LEY Nº 23.412

0000061187 4FORM9(074)

C1/T94527/F9-511336/29/11/2001/12:16:32/7612468403/$55,75

CONVENIO DE COOPERACION TECNICA Y FINANCIERA INSPECCION GENERAL DE JUSTICIA LEY Nº 23.412	FORMULARIO Nº 9 TRAMITES VARIOS	

DATOS DE LA ENTIDAD

Nº REGISTRO	DENOMINACION	TIPO DE ENTIDAD
	CAMUZZI GAS DEL SUR S.A.	S.A.

DOMICILIO CALLE	NUMERO	PISO	DPTO
Alicia Moreau de Justo	240	3	

LOCALIDAD	COD. POSTAL	TELEFONO
CAPITAL FEDERAL	C1107AAF	4319 4800

OBJETO DE LA PRESENTACION

INSCRIPCION DEL AVISO REQUERIDO POR EL ARTICULO 10 DE LA LEY DE OBLIGACIONES NEGOCIABLES. AUMENTO DEL MONTO DEL PROGRAMA Y PRORROGA DE VENCIMIENTO.

DOCUMENTACION ADJUNTA

IMPORTANTE: Este formulario debe ser presentado por duplicado

ULTIMA INSCRIPCION ANTERIOR			RESERVADO IGJ PARA ESTE TRAMITE		
FECHA	TOMO	FOLIO	FECHA	TOMO	FOLIO

PRECALIFICACION

Se adjunta/n dictámen/es de los siguientes profesionales:

APELLIDO Y NOMBRE DE LOS DICTAMINANTES	PROFESION	MATR./REG.	TOMO	FOLIO

DATOS DEL PRESENTANTE

Los datos que figuran en este formulario son correctos y surgen de la documentación que se acompaña

APELLIDO Y NOMBRE DEL PRESENTANTE: D'AIELLO, FABIAN

DOMICILIO: Alicia Moreau de Justo 740, 6º / T212

TELEFONOS: 43433488

FIRMA Y SELLO DEL PRESENTANTE

Buenos Aires, 28 de noviembre de 2001

INSPECCION GENERAL DE JUSTICIA
CONVENIO DE COOPERACION TECNICA Y FINANCIERA
LEY Nº 23.412

Nº 511336

LEGALIZACION PROFESIONAL:

El precio de este formulario será completado al momento de su presentación al valor vigente en tal oportunidad.

ANEXO IV

MINISTERIO DE ECONOMIA
COMISION NACIONAL DE VALORES
Subgerencia de Administración

INGRESO Nº 0397	
PROGRAMA:	ACTIVIDAD:
CUENTA Nº 3273/89	

ORGANISMO: CNV

Buenos Aires, 19 DE NOVIEMBRE DE 2001

Recibimos de CAMUZZI GAS PAMPEANA SA la suma de pesos TREINTA MIL conforme al siguiente detalle:

PAGO ARANCEL DE AUTORIZACION CON CHEQUE BCO. VELOX Nº 1436521.-	$ 30.000.-

IMPUTACION:	EJERCICIO:	SON $ 30.000.-
Intervención de Tesorería	Vº. Bº. Cajero	Tesorería

COMISION NACIONAL DE VALORES
SUBGERENCIA DE ADMINISTRACION
19 NOV 2001
TESORERIA
PAGADO

ORIGINAL: INTERESADO

ANEXO V

CAMUZZI GAS PAMPEANA S.A. CAMUZZI GAS DEL SUR S.A.

U$S 300.000.000

Pagaderas en forma solidaria por las Sociedades

Programa de Emisión de Obligaciones Negociables de Mediano Plazo

---

EL SIGUIENTE ES UN RESUMEN (EL "PROSPECTO RESUMIDO") DEL PROSPECTO DE FECHA 31 DE OCTUBRE DE 2001 (EL "PROSPECTO") RELATIVO A LA CREACION DE UN PROGRAMA (EL "PROGRAMA") DE EMISION DE OBLIGACIONES NEGOCIABLES SIMPLES NO CONVERTIBLES EN ACCIONES (LAS "OBLIGACIONES NEGOCIABLES") DE MEDIANO PLAZO DE CAMUZZI GAS PAMPEANA S.A. ("PAMPEANA") Y CAMUZZI GAS DEL SUR S.A. ("SUR", JUNTO CON PAMPEANA, LAS "SOCIEDADES" O LAS "EMISORAS" E INDIVIDUALMENTE LA "SOCIEDAD" O LA "EMISORA"). EL PRESENTE PROSPECTO RESUMIDO DEBE LEERSE JUNTO CON LA INFORMACION DETALLADA Y LOS ESTADOS CONTABLES QUE APARECEN EN EL PROSPECTO, LOS CUALES LO CONDICIONAN EN SU TOTALIDAD. PARA UNA MAYOR INFORMACION RESPECTO DE LAS ACTIVIDADES Y LOS RESULTADOS DE LAS SOCIEDADES REMITIRSE, ENTRE OTRAS, A LAS SECCIONES "*INFORMACION CONTABLE SELECCIONADA Y OPERATIVA*", "*ANALISIS DE LA SITUACION PATRIMONIAL Y DEL RESULTADO DE LAS OPERACIONES*", "*ACTIVIDADES*", E "*IMPUESTOS*" DEL PROSPECTO. ASIMISMO, VER LA SECCION "*FACTORES DE RIESGO*" DEL PROSPECTO.

LA CREACION DEL PROGRAMA, LA EXTENSION DEL PLAZO DE SU VENCIMIENTO Y EL AUMENTO DEL MONTO DEL PROGRAMA HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES ("CNV") MEDIANTE CERTIFICADOS N° 136 Y N° 288 DE FECHAS 6 DE DICIEMBRE DE 1996 Y 13 DE NOVIEMBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON TODOS LOS REQUISITOS ARGENTINOS ESTABLECIDOS EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LA VERACIDAD O EXACTITUD DE LOS DATOS CONTENIDOS EN EL PROSPECTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PRESENTE PROSPECTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DE LA COMISION FISCALIZADORA DE LAS SOCIEDADES, ASI COMO DE SUS AUDITORES UNICAMENTE EN LO QUE RESPECTA A SU OPINION PROFESIONAL SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO DE LAS SOCIEDADES MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PRESENTE PROSPECTO CONTIENE, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y SU PATRIMONIO NETO Y TODA INFORMACION QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PRESENTE PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

La fecha de este Prospecto Resumido es 31 de octubre de 2001

La información contenida en el Prospecto, el presente Prospecto Resumido, en todo suplemento al Prospecto o en todo Informe de Términos y Condiciones relativa a las Sociedades, al Programa y a las Obligaciones Negociables ha sido suministrada por las Sociedades, que han autorizado la entrega de cada uno de dichos documentos en su representación. El organizador de cada Clase (el "Organizador"), los Colocadores y los Agentes que actúan en representación de las Sociedades no han verificado en forma independiente la información contenida en el Prospecto, en el presente Prospecto Resumido, en cualquier suplemento al Prospecto o en los estados contables incluidos a partir de la página E-1 del Prospecto o en un suplemento del mismo. Consecuentemente, no se formula ninguna manifestación ni aseveración ni compromiso, expreso o implícito, y ni el Organizador ni los Colocadores o Agentes aceptan responsabilidad alguna respecto de la veracidad o integridad de la información contenida en el Prospecto, el presente Prospecto Resumido, en los estados contables adjuntos al Prospecto, o en cualquier suplemento al Prospecto, Informe de Términos y Condiciones o de cualquier información adicional suministrada por las Sociedades o en su representación en relación con el Programa o las Obligaciones Negociables, con el mayor alcance permitido por la legislación aplicable, incluyendo el Decreto N° 677/01.

No se ha autorizado a persona alguna a que brinde información o preste declaraciones fuera de las incluidas en el Prospecto, el presente Prospecto Resumido, cualquier suplemento al Prospecto o Informe de Términos y Condiciones y, por lo tanto, de brindarse o prestarse, no deberán ser consideradas como autorizadas por las Sociedades, el Organizador o los Colocadores o Agentes correspondientes. Ni el Prospecto, ni el presente Prospecto Resumido, ni ningún suplemento al Prospecto o Informe de Términos y Condiciones constituyen una oferta de venta ni una solicitud de oferta de compra en ninguna jurisdicción y a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción. La entrega del Prospecto, el presente Prospecto Resumido, algún suplemento al Prospecto o cualquier Informe de Términos y Condiciones no creará bajo ninguna circunstancia la presunción de que la información del Prospecto, del presente Prospecto Resumido o de dicho suplemento al Prospecto o Informe de Términos y Condiciones sea correcta en cualquier momento posterior a sus fechas de publicación.

Ni el Organizador, ni los Colocadores ni los Agentes se comprometen a revisar la situación patrimonial o las actividades de las Sociedades durante la vigencia de las Obligaciones Negociables, ni a asesorar a ningún participante en la emisión de las Obligaciones Negociables o a ningún Obligacionista (como se define en el Prospecto), respecto de ninguna información que llegue a su conocimiento.

La distribución del Prospecto, del presente Prospecto Resumido, de cualquier suplemento al Prospecto y de cualquier Informe de Términos y Condiciones y la oferta y la venta de las Obligaciones Negociables en ciertas jurisdicciones fuera de la Argentina pueden estar restringidas por ley. El Organizador, Colocadores, Agentes y las Sociedades requieren que las personas que estén en posesión del Prospecto, del presente Prospecto Resumido, cualquier suplemento al Prospecto o cualquier Informe de Términos y Condiciones se informen acerca de estas restricciones y cumplan con las mismas. Los eventuales inversores deberán informarse acerca de los requerimientos legales y de las consecuencias impositivas en los países de su residencia y domicilio, derivadas de la adquisición, tenencia y disposición de las Obligaciones Negociables y de las restricciones cambiarias que pudieran afectarlos. Asimismo, excepto en los casos previstos en el Prospecto, las Obligaciones Negociables no podrán ser ofrecidas en el Reino Unido ni en los Estados Unidos. Ver las secciones "*Restricciones a la transferencia*" y "*Suscripción y venta*" del Prospecto.

LAS SOCIEDADES

Pampeana y Sur poseen licencias exclusivas del Gobierno para distribuir gas natural en dos regiones contiguas de la Argentina que, en conjunto, representan aproximadamente el 45 % del territorio nacional. Dichas licencias fueron otorgadas en 1992 por el término de 35 años. De acuerdo con estadísticas del ENARGAS que reflejan cifras calculadas a marzo de 2001, las Sociedades en conjunto poseían la mayor participación de mercado en la distribución de gas natural en la Argentina (medida en términos de volumen de gas natural distribuido), representando alrededor del 28,2 % del total de las entregas de todas las sociedades distribuidoras de gas natural. Las Sociedades distribuyen gas natural mediante suministro en firme a tres clases de clientes: usuarios residenciales, usuarios comerciales y grandes usuarios. Las Sociedades también brindan servicio interrumpible a los grandes usuarios. A junio de 2001, las ventas a los clientes residenciales representaron aproximadamente el 55 % de las ventas brutas combinadas de las Sociedades, mientras que las ventas a los grandes usuarios representaron aproximadamente el 23 % de las ventas brutas combinadas de las mismas. Las centrales eléctricas constituyen la categoría más importante de grandes usuarios de las Sociedades y representaron aproximadamente el 12 % de las ventas brutas

combinadas en 2000. El resto de las ventas de gas natural de las Sociedades se realizó a clientes comerciales, incluyendo subdistribuidores y usuarios de gas licuado propano ("GLP") y gas natural comprimido ("GNC"), como así también por cargos por reconexiones a la red de distribución de gas natural y por la venta de productos derivados producidos en la planta separadora de gas natural de Cerri (la "Planta Cerri") operada por Transportadora de Gas del Sur S.A. ("TGS"), cerca de la ciudad de Bahía Blanca, en el sur de la provincia de Buenos Aires. Los clientes residenciales constituyen una fuente de ingresos más estable y con mayor margen que las otras categorías de clientes. Las centrales eléctricas constituyen una parte importante de las ventas de las Sociedades durante los meses de verano, cuando se reduce la demanda residencial. Ver la sección *"Actividades -- Clientes y mercados"* del Prospecto. Las Sociedades consideran que sus carteras de clientes complementarias constituyen una importante ventaja competitiva. En el ejercicio económico finalizado el 31 de diciembre de 2000, las Sociedades registraron ventas netas combinadas por $ 584,5 millones y un resultado del ejercicio combinado de $ 60,4 millones. En el período económico de seis meses finalizado el 30 de junio de 2001, las ventas netas combinadas totalizaron $ 276,8 millones y un resultado del ejercicio combinado de $ 12,9 millones.

Pampeana distribuye gas natural a la provincia de La Pampa y parte de la provincia de Buenos Aires (incluyendo parte del área metropolitana, pero excluyendo a la ciudad de Buenos Aires), que, en conjunto, representan aproximadamente el 16 % del territorio argentino y abarcan algunas de las regiones agrícolas más ricas de la Argentina, así como también importantes áreas industriales y residenciales, tales como las de las ciudades de La Plata, Mar del Plata y Bahía Blanca. Sur distribuye gas natural a las cinco provincias más australes del país y a una pequeña parte de la provincia de Buenos Aires, que representan alrededor del 28 % del territorio argentino e incluyen un importante centro de producción frutícola y dos importantes regiones de producción de hidrocarburos. Si bien dichas provincias están escasamente pobladas, tienen un alto consumo de gas natural per cápita debido a las condiciones climáticas más frías. Los patrones climáticos y de consumo varían significativamente en las áreas de servicio de las Sociedades. Las Sociedades consideran que la administración combinada de sus compras de gas natural les permiten obtener mayores y más estables resultados operativos que los que podría obtener cada Sociedad por separado. Ver la sección *"Actividades -- Estrategia"* del Prospecto.

En base a la tendencia histórica del consumo de gas natural y a los aumentos proyectados en la capacidad de transporte y producción de gas natural en la Argentina, las Sociedades consideran que existe un importante potencial de crecimiento del consumo dentro de sus áreas de servicio, principalmente mediante un aumento en la penetración en el segmento residencial y de la promoción de la utilización de gas natural. El INDEC considera que la población se incrementó desde 1990 a una tasa de crecimiento compuesta anual del 1,2 % y del 3,1 % en las áreas de servicio de Pampeana y de Sur, respectivamente, en comparación con la tasa de crecimiento compuesta anual de la población argentina que fue del 1,2 % durante el mismo período. El consumo nacional de gas natural se ha incrementado aproximadamente en un 77 %, al pasar de aproximadamente 17.800 MMm^3 en 1990 a un cifra estimada de 31.500 MMm^3 en 2000. Mientras que en 1980 el consumo de gas natural representaba alrededor del 23 % del consumo total de energía en la Argentina, en 1999 ascendió a, aproximadamente, el 42 %. Este aumento refleja la sustitución de energía de los consumidores finales, el abundante suministro de gas natural en el país, los bajos precios en relación con las fuentes alternativas de energía y un incremento en la capacidad de transporte de los gasoductos. La electricidad cuesta alrededor de seis veces más (U$S 21,38 por MMBTU) que el gas natural destinado a uso residencial (U$S 3,65 por MMBTU). Sobre la base del BTU y las tarifas vigentes, el GLP o el fuel oil es aproximadamente dos veces más caro que el gas natural U$S 9,47 por MMBTU y U$S 4,8 por MMBTU, respectivamente. Al 31 de diciembre de 1999, la Argentina contaba con reservas comprobadas de gas natural de aproximadamente 777.609 MMm^3, lo que equivale aproximadamente a 17 años de vida de las reservas.

Las Sociedades iniciaron sus operaciones de distribución de gas natural el 28 de diciembre de 1992 en el marco de la privatización de Gas del Estado. La privatización de Gas del Estado consistió en la creación de dos empresas de transporte y ocho empresas distribuidoras de gas natural, entre las que se encuentran Pampeana y Sur. Ver la sección *"La industria argentina del gas natural -- Desregulación y privatización de la industria -- Privatización de Gas del Estado"* del Prospecto. Las Sociedades compran gas natural a productores del sur y del oeste de la Argentina. El gas natural comprado por las Sociedades es transportado principalmente a través de uno de los dos gasoductos troncales de la Argentina, operado por TGS. Además, en 2000, aproximadamente un 30 % del volumen del gas natural distribuido por Sur fue transportado por medio de su propia red de transporte. Ver la sección *"Actividades -- Transporte de gas natural"* del Prospecto.

El operador técnico de las Sociedades es Camuzzi Argentina S.A. ("Camuzzi Argentina"), sociedad controlada por Camuzzi Gazometri S.p.A ("Camuzzi"). Camuzzi ha construido y operado redes de distribución de gas natural en Italia desde 1928 y, a diciembre de 2000, cuenta con 877.291 clientes en 501 municipios italianos. Actualmente, un grupo de inversores locales y extranjeros que incluye a Camuzzi Argentina y Sempra Energy (Denmark-1) ApS ("Sempra") poseen el 86,09 % de las acciones ordinarias de Pampeana y el 90 % de las acciones ordinarias de Sur a través de Sodigas Pampeana S.A. ("Sodigas Pampeana") y Sodigas Sur S.A. ("Sodigas Sur"), respectivamente. El porcentaje remanente del capital social de Sur pertenece a sus empleados en virtud del programa de propiedad participada. En el caso de Pampeana, el remanente se encuentra en poder de (i) accionistas que adquirieron su participación a través de la BCBA y (ii) el Banco de la Nación Argentina en su carácter de fiduciario del fideicomiso en garantía constituido por empleados que decidieron no vender sus participaciones. Ver la sección "*Composición accionaria – Accionistas principales*" del Prospecto.

Las Sociedades, por el hecho de brindar un servicio público, están sujetas a un control tarifario y otras limitaciones en sus actividades, tales como la expansión de redes de transporte y distribución, tasas de retorno y otras materias. Las Sociedades están sujetas a la normativa y al control del Ente Nacional Regulador del Gas ("ENARGAS"), órgano dependiente del Ministerio de Infraestructura y Vivienda. Los resultados operativos de las Sociedades se ven significativamente afectados por los precios que éstas pueden cobrar a sus clientes en base a las disposiciones tarifarias emanadas del ENARGAS. Ver la sección "*Factores de riesgo – Riesgos respecto de las Sociedades – Regulación de la industria del gas natural*" del Prospecto.

ESTRATEGIA

Las Sociedades buscan consolidarse, conjuntamente, como las distribuidoras de gas natural más grandes del país en un mercado creciente mediante: (i) el aumento de su cartera de clientes, (ii) la promoción de nuevos negocios, (iii) la expansión de sus sistemas de distribución, (iv) el aumento de su eficiencia y (v) el desarrollo de sus recursos humanos.

RESUMEN DEL PROGRAMA

Emisoras. *Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A.*, en forma conjunta y solidaria.

Descripción. Obligaciones Negociables simples a mediano plazo.

Monto del Programa. Hasta un total de U$S 300.000.000 en capital (o su equivalente en otras monedas) en cualquier momento en circulación o el monto que las Emisoras consideren necesario o conveniente, siempre que dicho aumento sea debidamente autorizado por cada Emisora y aprobado por la CNV y la bolsa de comercio que correspondiere. Ver la sección "*Descripción de las Obligaciones Negociables – Generalidades*" del Prospecto.

Plazo del Programa. La creación del Programa ha sido autorizada por Certificado N° 136 de la Gerencia de Emisoras de la CNV de fecha 6 de diciembre de 1996. La extensión del plazo de vencimiento y el aumento del monto máximo del Programa han sido autorizados por la gerencia de emisoras de la CNV mediante Certificado N° 288 de fecha 13 de noviembre de 2001. La CNV autorizó la emisión de Obligaciones Negociables por un período de cinco años entre el 7 de diciembre de 2001 y el 7 de diciembre de 2006. No pueden emitirse Obligaciones Negociables con posterioridad al 7 de diciembre de 2006. Ver la sección "*Descripción de las Obligaciones Negociables – Generalidades*" del Prospecto.

Contrato de Fideicomiso. Las Obligaciones Negociables gozarán de los beneficios de un Contrato de Fideicomiso de fecha 11 de diciembre de 1996 (el "Contrato de Fideicomiso") celebrado entre las Emisoras, The Bank of New York, como fiduciario y Banco Río de la Plata S.A. como agente de pago, agente de registro y agente de transferencia (en su carácter de sucesor de The Bank of New York S.A.). Ver la sección "*Descripción de las Obligaciones Negociables – Generalidades*" del Prospecto.

Vencimientos. Las Obligaciones Negociables de cada Clase tendrán vencimientos de 30 días a 30 años desde la fecha de emisión original (la "Fecha de Emisión") en la forma en que se indique en el Informe de Términos y Condiciones correspondiente a cada Clase. Ver la sección "*Descripción de las Obligaciones Negociables – Rescate y recompra*" del Prospecto.

Precio de emisión. Las Obligaciones Negociables pueden emitirse a la par o bajo o sobre la par según se indique en el Informe de Términos y Condiciones correspondiente.

Interés. Las Obligaciones Negociables de cada Clase podrán emitirse (i) devengando interés a tasa fija, (ii) devengando interés a tasa flotante, (iii) con descuento, sin devengar interés, o (iv) con cualquier otra modalidad que se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección *"Descripción de las Obligaciones Negociables – Interés"* del Prospecto. A menos que se indique lo contrario en el Informe de Términos y Condiciones correspondiente, el interés sobre las Obligaciones Negociables de cada Clase, si resultara aplicable, será pagadero desde la Fecha de Emisión por semestre vencido en las fechas de pago de interés y al vencimiento. Ver la sección *"Descripción de las Obligaciones Negociables – Interés"* del Prospecto.

Moneda. Las Obligaciones Negociables se emitirán, sujeto al cumplimiento de todos los requisitos reglamentarios y legales aplicables, en Dólares o en otra moneda especificada en el Informe de Términos y Condiciones correspondiente. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación"* del Prospecto.

Clases. Las Obligaciones Negociables se emitirán en diferentes Clases. Todas las Obligaciones Negociables de una determinada Clase estarán sujetas a idénticas condiciones salvo en cuanto a denominación.

Denominación. Las Obligaciones Negociables se emitirán en forma totalmente nominativa, sin Cupones, o al portador, con o sin Cupones, en denominaciones no inferiores a U$S 1.000 o múltiplos enteros de U$S 1.000 si se supera esa cifra, o en tales otras denominaciones o monedas según se especifique en el Informe de Términos y Condiciones correspondiente, sujeto al cumplimiento de todos los requisitos legales y reglamentarios aplicables; no obstante ello, las Obligaciones Negociables Nominativas Cartulares vendidas en los Estados Unidos a Inversores Institucionales Acreditados serán emitidas en denominaciones de al menos U$S 250.000 o en múltiplos enteros de U$S 1.000 si se supera esa cifra. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación"* del Prospecto.

Forma de las Obligaciones Negociables. Las Obligaciones Negociables de cada Clase vendidas en transacciones fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, incluyendo aquellas Obligaciones Negociables vendidas en la Argentina, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o, si se las emite al portador, por Obligaciones Negociables al Portador Globales Definitivas o, a opción de las Emisoras, inicialmente por una Obligación Negociable al Portador Global Temporaria, canjeable en forma total o, sujeto a las normas y regulaciones del agente de compensación correspondiente, en forma parcial, por participaciones en una Obligación Negociable al Portador Global Definitiva u Obligaciones Negociables al Portador Cartulares o cualquier otra obligación negociable cartular con o sin Cupones, conforme lo permita la legislación argentina aplicable en materia de forma y nominatividad de títulos valores, según se indique en el Informe de Términos y Condiciones correspondiente. Ver la sección *"Descripción de las Obligaciones Negociables – Forma y denominación"* del Prospecto. Las Obligaciones Negociables de cada Clase que se vendan a Personas de los Estados Unidos o a personas dentro de las Estados Unidos o sus dominios de conformidad con una solicitud de autorización de oferta pública presentada en virtud de la Ley de Títulos Valores de los Estados Unidos, estarán representadas por una Obligación Negociable Nominativa Global No Restringida o por Obligaciones Negociables Nominativas Cartulares y estarán sujetas sólo a las restricciones a la transferencia, si las hubiere, especificadas en el Informe de Términos y Condiciones correspondiente. Las Obligaciones Negociables de cada Clase que se vendan en los Estados Unidos al amparo de la Resolución 144A de la Ley de Títulos Valores de los Estados Unidos estarán representadas por una Obligación Negociable Nominativa Global Restringida. Toda participación en una Obligación Negociable global que se transfiera, y cualquier Obligación Negociable de una Clase vendida, a un Inversor Institucional Acreditado será entregada en la forma de Obligaciones Negociables Nominativas Cartulares. Ver la sección *"Descripción de las Obligaciones Negociables -- Forma y denominación"* del Prospecto.

Compensación y liquidación. Las Obligaciones Negociables de cada Clase se compensarán y liquidarán a través de DTC, Euroclear, Clearstream y/o Caja de Valores S.A. ("Caja de Valores") o según se especifique en el Informe de Términos y Condiciones correspondiente. Ver la sección *"Compensación y liquidación"* del Prospecto.

Rescate. A menos que el Informe de Términos y Condiciones correspondiente especifique lo contrario, las Obligaciones Negociables no estarán sujetas a rescate anticipado, excepto a opción de las Emisoras, en el caso de ciertos cambios que afecten a los impuestos argentinos aplicables. Ver las secciones "*Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*" e "*Impuestos*" del Prospecto.

Retenciones impositivas. Los pagos relativos a las Obligaciones Negociables se efectuarán sin deducción o retención alguna a cuenta de impuestos argentinos, excepto en los casos indicados en este Prospecto. En el caso de que dicha deducción o retención fuera requerida, y salvo que en las Obligaciones Negociables se especificara lo contrario, las Emisoras pagarán las Sumas Adicionales necesarias para que el Obligacionista reciba los montos que hubiera recibido si tal deducción o retención no hubiera sido requerida. Ver las secciones "*Descripción de las Obligaciones Negociables -- Rescate y recompra -- Rescate por razones impositivas; Sumas Adicionales*" e "*Impuestos*" del Prospecto.

Prelación de las Obligaciones Negociables. Las Obligaciones Negociables constituirán obligaciones directas, incondicionales, solidarias e ilimitadas, con garantía común de las Emisoras y serán tratadas en todo momento en igualdad de condiciones entre sí y con cualquier otra obligación presente o futura con garantía común y no privilegiada de las Emisoras oportunamente en circulación, excepto en el caso de obligaciones privilegiadas de acuerdo con las disposiciones legales vigentes. Ver la sección "*Descripción de las Obligaciones Negociables -- Generalidades*" del Prospecto.

Restricciones a la constitución de Gravámenes. Las Obligaciones Negociables contendrán restricciones a la constitución de gravámenes por parte de las Emisoras respecto de sus bienes o ingresos en garantía de deudas. Ver la sección "*Descripción de las Obligaciones Negociables -- Ciertos compromisos de las Emisoras -- Restricciones a la constitución de Gravámenes*" del Prospecto.

Casos de incumplimiento. Las Obligaciones Negociables contendrán disposiciones habituales sobre casos de incumplimiento. Ver la sección "*Descripción de las Obligaciones Negociables -- Casos de Incumplimiento*" del Prospecto.

Oferta de las Obligaciones Negociables. Las Obligaciones Negociables se ofrecerán públicamente en la Argentina directamente por las Emisoras o a través de Agentes o Colocadores autorizados. Ver la sección "*Suscripción y venta*" del Prospecto. Las Obligaciones Negociables podrán ser ofrecidas también (i) fuera de los Estados Unidos conforme a la Regulación S de la Ley de Títulos Valores de los Estados Unidos y (ii) en los Estados Unidos, a menos que su oferta pública se encontrare autorizada en virtud de la Ley de Títulos Valores de los Estados Unidos y cualquier otra ley local de títulos valores aplicable, sólo a QIBs y a Inversores Institucionales Acreditados en transacciones exentas de los requisitos de autorización para hacer oferta pública establecidos por la Ley de Títulos Valores de los Estados Unidos y solamente en cumplimiento de las leyes federales de los Estados Unidos respecto de la aplicación del impuesto a las ganancias y de la legislación argentina que regula la forma y nominatividad de los títulos valores. Ver la sección "*Suscripción y venta*" del Prospecto. Ejemplares de este Prospecto y del Informe de Términos y Condiciones correspondiente serán entregados a quien lo solicite en la sede social de las Emisoras y en las oficinas del Agente de Pago en Buenos Aires que se indican en la contratapa de este Prospecto. Una versión resumida de este Prospecto y de los Informes de Términos y Condiciones correspondientes será publicada en el boletín diario de la BCBA. Los inversores potenciales en las Obligaciones Negociables en la Argentina deberán contactar a cualquier agente autorizado a ofrecer y vender las Obligaciones Negociables en la Argentina. Ver la sección "*Suscripción y venta*" del Prospecto.

Cotización. Las Obligaciones Negociables de cada Clase podrán cotizar en la Bolsa de Comercio de Luxemburgo, en la Bolsa de Comercio de Buenos Aires o en cualquier otra bolsa o mercado, según se especifique en el Informe de Términos y Condiciones correspondiente. Se podrá solicitar la admisión para que las Obligaciones Negociables se negocien a través del Sistema PORTAL.

Ley aplicable. Los derechos y obligaciones de las Emisoras y los Obligacionistas emergentes del Contrato de Fideicomiso y de las Obligaciones Negociables, estarán regidos y serán interpretados de acuerdo con las leyes del Estado de Nueva York, sin que sean de aplicación las disposiciones de las mismas sobre conflicto de leyes. No obstante ello, todas las cuestiones vinculadas con la emisión y entrega inicial de las Obligaciones Negociables y los requisitos para que las Obligaciones Negociables califiquen como tales, incluyendo todos los asuntos vinculados a

la constitución, funcionamiento y mayorías de la asamblea de Obligacionistas, estarán regidos y se interpretarán de acuerdo con la Ley de Obligaciones Negociables y otras leyes y regulaciones argentinas aplicables. Ver la sección "*Descripción de las Obligaciones Negociables – Ley aplicable*" del Prospecto.

Calificación de riesgo. De acuerdo con la legislación argentina, la mayoría de las emisiones de Obligaciones Negociables que se ofrezcan públicamente podrán ser calificadas por dos agencias calificadoras de riesgo argentinas independientes y dichas calificaciones deben ser actualizadas trimestralmente. El Programa ha sido calificado "raAA+" por Standard & Poor's International Ratings LLC (Sucursal Argentina) y "AA+" por FITCH Argentina Calificadora de Riesgo S.A. Los procedimientos aplicados por estas agencias argentinas para llegar a dichas calificaciones pueden diferir de los que aplican otras agencias y de aquéllos usualmente aplicados por calificadoras de los Estados Unidos o de otros países. Dichas calificaciones pueden ser modificadas, suspendidas o retiradas y bajo ningún concepto representan una recomendación para comprar, poseer o vender las Obligaciones Negociables. Ver la sección "*Calificación de riesgo*" del Prospecto.

Otros términos y condiciones. Los términos y condiciones aplicables a cada Clase serán los expuestos en el presente Prospecto y en el Contrato de Fideicomiso, con las modificaciones, suplementos y reemplazos que se realicen en el Informe de Términos y Condiciones correspondiente. Ver la sección "*Descripción de las Obligaciones Negociables – Generalidades*" del Prospecto y el "*Modelo de Términos y Condiciones de las Obligaciones Negociables*" incluido como Anexo I al Prospecto.

FACTORES DE RIESGO

Para un análisis de ciertos factores que deben ser considerados por los potenciales adquirentes de las Obligaciones Negociables remitirse a la sección "*Factores de riesgo*" del Prospecto.

USO DE LOS FONDOS

Las Sociedades utilizarán los fondos netos derivados de la colocación de las Obligaciones Negociables para refinanciar pasivos, realizar inversiones en activos físicos ubicados en la Argentina y para integrar capital de trabajo, según se especifique en el Informe de Términos y Condiciones correspondiente. Hasta tanto no se le den esos destinos, los fondos serán invertidos principalmente en depósitos bancarios a corto plazo, en títulos públicos de la Argentina, en títulos del tesoro americano u otras formas de inversión.

Las Sociedades han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables conforme al cual (i) acuerdan distribuir entre ellas los fondos netos de todas las clases de Obligaciones Negociables emitidas bajo el Programa sujeto a ciertas condiciones, de la siguiente forma: el 61,11 % a Gas Pampeana y el 38,89 % a Gas del Sur; estableciéndose que, en oportunidad de la emisión de cada clase (a) la participación de Gas Pampeana no podrá ser inferior al 50 % ni superior al 75 %, calculados ambos porcentajes sobre el monto total de cada clase, y (b) la participación de Gas del Sur no podrá ser inferior al 25 % ni superior al 50 %, calculados ambos porcentajes sobre el monto total de cada clase, y (ii) debido a que las obligaciones en virtud de las Obligaciones Negociables son solidarias, en los términos del artículo 699 y concordantes del Código Civil, han establecido un mecanismo de indemnización, que exige que si una de las Sociedades paga todo o una parte de las obligaciones de las Sociedades bajo las Obligaciones Negociables, dicha Sociedad tendrá el derecho de ser indemnizada por la otra, en la medida de su participación porcentual en los fondos netos derivados de la colocación de las Obligaciones Negociables emitidas bajo el Programa. Por otra parte, de conformidad con los términos del mencionado acuerdo, en ningún caso las Sociedades podrán excepcionarse ante los Obligacionistas del pago total del capital e interés debido, ya que no podrán invocar ante los mismos las relaciones establecidas en dicho acuerdo.

CAPITALIZACION

La siguiente tabla establece la capitalización de cada una de las Sociedades de conformidad con las Normas de la CNV y las Normas Contables Profesionales al 30 de junio de 2001. Salvo por lo establecido más adelante o por lo descripto de otra forma en el presente, no se han producido cambios sustanciales en la capitalización de las Sociedades desde el 30 de junio de 2001.

	30 de junio de 2001	
	Pampeana	Sur
	(en miles de $)	
Deuda financiera a corto plazo[1]	107.994.696	121.536.272
Deuda financiera a largo plazo[1]		
Patrimonio Neto[2]		
Capital y ajuste del capital	370.053.029	193.230.536
Ganancias reservadas		
Reserva legal[3]	15.300.236	11.071.674
Reserva facultativa	43.355.814	17.100.499
Resultados no asignados	16.123.717	4.596.310
Total patrimonio neto	44.832.796	225.999.019
Total deuda financiera a corto plazo y capitalización	552.827.492	341.535.291

Notas:

(1) Deuda a corto plazo es deuda con vencimiento original dentro del año a partir del 30 de junio de 2001. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 30 de junio de 2002.

(2) Al 30 de junio de 2001 las Sociedades poseían en forma conjunta un capital suscripto e integrado de $ 507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la Clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C. Todas aquellas conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5 % de sus ganancias líquidas y realizadas a una reserva legal hasta que el monto de dicha reserva sea igual al 20 % del capital suscripto expresado en moneda constante. Ver la sección *"Análisis de la situación patrimonial y del resultado de las operaciones – Dividendos"*.

TIPOS DE CAMBIO

Para un análisis referido al sistema cambiario vigente en la Argentina remitirse a la sección *"Tipos de cambio"* del Prospecto.

INFORMACION CONTABLE SELECCIONADA Y OPERATIVA

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información contenida en la sección *"Análisis de la situación patrimonial y del resultado de las operaciones"* del Prospecto y los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas y anexos que los acompañan, incluidos en otras secciones del Prospecto. La información contable que se expone a continuación relativa a los ejercicios económicos finalizados el 31 de diciembre de 2000, 1999 y 1998 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades auditados por *PricewaterhouseCoopers*, contadores públicos independientes, tal como se indica en sus respectivos informes. La información contable relativa a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000 ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades sujetos a revisión limitada al 30 de junio de 2001 y auditados al 30 de junio de 2000 por parte de *PricewaterhouseCoopers*, según se especifica en los informes incluidos en el Prospecto a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de seis meses finalizados el 30 de junio de 2001 y 2000, no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de junio de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001. Los estados contables han sido preparados de conformidad con las Normas de la CNV y las Normas Contables Profesionales. Con relación a las estimaciones que se realizan en la presente sección, ver la sección *"Estimaciones"* del Prospecto.

La información contenida en los estados contables al 30 de junio de 2001. se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, cuya aplicación tuvo vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de junio de 2000 sobre los rubros de ganancia bruta y ganancia operativa.

	Pampeana				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS CONSOLIDADO					
Ventas netas[1]	356,4	362,6	367,7	168,2	157,0
Ganancia bruta	85,6	86,4	85,5	34,8	34,2
Ganancia operativa	47,8	51,6	52,8	17,7	19,7
Otros ingresos y egresos	0,9	1,0	(1,5)	0,6	(0,6)
Resultados financieros y por tenencia	(1,2)	(1,7)	(4,6)	(1,0)	(1,2)
Ganancia ordinaria	47,5	50,8	46,7	17,2	17,9
Ganancia del ejercicio/período	29,8	31,2	24,2	11,3	10,3
INFORMACION SOBRE EL BALANCE CONSOLIDADO (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	509,8	501,8	487,6	508,3	505,1
Total activo	616,0	592,7	596,7	649,7	618,9
Préstamos[2]	79,8	79,8	85,1	108,0	90,2
Total pasivo	159,0	159,5	164,9	204,9	175,4
Patrimonio neto	457,0	433,3	431,8	444,8	443,6
Capitalización[3]	536,8	513,1	516,9	552,8	533,8
Total de aportes de accionistas o propietarios:					
Capital social	370,1	370,1	370,1	370,1	370,1
Aportes no capitalizados[11]	-	-	-	-	-
Total de reservas	57,2	55,1	55,6	58,7	55,1
Total de resultados no asignados	29,8	8,1	6,2	16,1	18,4
OTRA INFORMACION CONTABLE CONSOLIDADA					
Adquisición de bienes de uso[4]	35,1	36,9	26,2	10,6	15,0
Depreciación y amortización	21,7	20,5	20,4	11,3	10,7
Interés	6,6	8,3	9,3	3,4	3,5
EBITDA[5]	70,0	72,2	71,4	29,6	29,6
INDICES CONTABLES SELECCIONADOS CONSOLIDADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,5	0,9	1,1	0,5	1,0
Indice de solvencia (patrimonio neto/total pasivo)	2,9	2,7	2,6	2,2	2,5
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,9	0,9	0,9	0,9	0,9
Préstamos[2]/capitalización[3]	14,9 %	15,6 %	16,5 %	0,2 %	0,2 %
EBITDA[5]/Interés	10,5	8,7	7,7	8,8	8,4
INFORMACION SOBRE EL GAS NATURAL ENTREGADO CONSOLIDADO (en MMm³)					
Factor de utilización[6]	78,0 %	83,6 %	83,9 %	79,0 %	73,7 %
Promedio de capacidad diaria de transporte en firme[7]	12,0	12,1	12,2	11,8	11,6
Promedio volumen diario vendido					
Servicio en firme	4,5	4,3	3,8	4,0	3,7
Grandes usuarios y líquidos[8]	5,5	6,9	7,8	6,1	5,7
Total de ventas de gas natural en volumen	3.641,7	4.025,3	4.227,0	1.828,3	1.706,4
OTRA INFORMACION CONSOLIDADA (al cierre del ejercicio/período)					
Clientes					
Residenciales	845.785	816.805	790.775	859.433	834.433
Comerciales[9]	47.028	46.399	44.857	48.022	46.744
Grandes usuarios	50	50	50	48	50
Total clientes	892.863	863.254	835.682	907.503	881.227
Empleados	902	873	819	929	882
Kilómetros de gasoducto[10]	20.791	20.121	19.261	21.077	20.353

(Las notas aparecen en la página 11)

	Sur				
	Ejercicios económicos finalizados el 31 de diciembre de			Períodos económicos de seis meses finalizados el 30 de junio de	
	2000	1999	1998	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)				
INFORMACION SOBRE EL ESTADO DE RESULTADOS					
Ventas netas[1]	228,1	222,5	201,4	108,6	103,2
Ganancia bruta	64,5	61,9	57,3	29,7	29,1
Ganancia operativa	43,6	40,6	36,5	19,9	20,3
Otros ingresos y egresos	1,7	0,5	(1,7)	0,7	0,4
Resultados financieros y por tenencia	(3,4)	(3,4)	(3,3)	(2,1)	(1,3)
Ganancia ordinaria	41,9	37,6	31,5	18,4	19,4
Ganancia del ejercicio/período	30,6	24,7	19,4	1,6	14,0
INFORMACION SOBRE EL BALANCE (al cierre del ejercicio/período)					
Bienes de uso (neto resultante)	266,0	260,7	251,6	268,8	264,6
Total activo	369,6	357,2	334,3	408,4	375,0
Préstamos[2]	72,6	63,1	58,8	121,5	55,4
Total pasivo	119,2	117,4	99,2	182,4	121,2
Patrimonio neto	250,5	239,8	235,1	226,0	253,8
Capitalización[3]	323,1	302,9	293,9	347,5	309,2
Total de aportes de accionistas o propietarios:					
Capital social	193,2	193,2	193,2	193,2	193,2
Aportes no capitalizados [11]	-	-	-	-	-
Total de reservas	26,6	21,9	28,5	28,2	21,9
Total de resultados no asignados	30,6	24,7	13,4	4,6	38,8
OTRA INFORMACION CONTABLE					
Adquisición de bienes de uso[4]	20,4	20,8	24,8	8,8	
Depreciación y amortización	10,9	10,3	9,3	5,6	9,6
Interés	5,4	5,1	5,7	3,4	5,3
EBITDA[5]	56,2	51,4	44,1	14,7	2,2
					26,0
INDICES CONTABLES SELECCIONADOS:					
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,7	1,8	0,8	1,9
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,0	2,4	1,2	2,1
Indice de rentabilidad (resultado del ejercicio/patrimonio neto promedio)	0,1	0,1	0,1	N/A	N/A
Indice de inmovilización del capital (activo no corriente/total activo)	0,8	0,8	0,8	0,7	0,7
Préstamos[2]/capitalización[3]	22,5 %	20,8 %	20,0 %	0,3 %	0,2 %
EBITDA[5]/Interés	10,3	10,1	7,7	4,3	12,0
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)					
Factor de utilización[6]	73,0 %	78,3 %	72,7 %	65,0 %	72,5 %
Promedio de capacidad diaria de transporte en firme[7]	6,4	6,7	7,2	7,1	6,4
Promedio volumen diario vendido					
Servicio en firme	5,4	5,1	4,7	4,9	4,8
Grandes usuarios y líquidos[8]	2,8	3,8	3,4	2,4	3,0
Total de ventas de gas natural en volumen	2.998,4	3.202,0	2.955,7	1.314,8	1.395,6
OTRA INFORMACION (al cierre del ejercicio/período)					
Clientes					
Residenciales	375.510	363.459	351.496	383.595	371.776
Comerciales[9]	33.681	33.127	32.567	34.921	34.297
Grandes usuarios	41	40	43	42	42
Total clientes	409.232	396.626	384.106	418.558	406.115
Empleados	406	399	378	414	396
Kilómetros de gasoducto[10]	12.022	11.711	11.801	12.208	11.805

(Las notas aparecen en la página 11)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Factores que afectan los resultados de las operaciones – Transferencias de redes de distribución*".
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuestos a la ganancia, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA dividido por intereses es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) flujo de fondos generados por las actividades operativas de la sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Clientes y tarifas*".
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de seis meses finalizado el 30 de junio de 2001, sujeto a revisión limitada.

ANALISIS DE LA SITUACION PATRIMONIAL Y DEL RESULTADO DE LAS OPERACIONES

Para un análisis referido a la situación patrimonial y al resultado de las operaciones de las Sociedades, remitirse a la sección "*Análisis de la situación patrimonial y del resultado de las operaciones*" del Prospecto.

ADMINISTRACION

Directorios de las Sociedades

La administración de las Sociedades está a cargo de sus respectivos Directorios. El Directorio de cada Sociedad está compuesto por siete miembros titulares y siete miembros suplentes según está estipulado en los estatutos correspondientes. Cada director es elegido en la asamblea general ordinaria de accionistas por mayoría de votos para cubrir el cargo por el término de dos años y tienen la posibilidad de ser reelegidos. Cualquier cambio en el Directorio requiere la aprobación de los accionistas de la Sociedad afectada. Ninguna de las Sociedades es parte de contratos de empleo con cualquier miembro del Directorio de las Sociedades, a excepción de los señores Jimeno y Flores con Sur. Las Sociedades no mantienen con sus directores contratos de locación de servicios que prevean beneficios luego de la terminación de sus mandatos.

El Directorio de las Sociedades se compone de la siguiente manera:

Directores de Pampeana

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	19 de marzo de 2001
Héctor Madariaga	50	Director	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
María De los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Martín Campbell	51	Suplente	19 de marzo de 2001
Alfredo O'Farrell	49	Suplente	19 de marzo de 2001

Directores de Sur

Nombre	Edad	Cargo	Fecha de designación
Michael Morgan	48	Presidente	19 de marzo de 2001
Martín Juan Blaquier	43	Vicepresidente	19 de marzo de 2001
Vicente Serra	46	Director	19 de marzo de 2001
Gianni Fanin	42	Director	19 de marzo de 2001
José Luis Ariel Bianco	49	Director	19 de marzo de 2001
Santiago F. Albarracín	34	Director	16 de octubre de 2001
Roberto Jimeno	53	Director	19 de marzo de 2001
María de los Angeles Alcolumbre	31	Suplente	19 de marzo de 2001
Pietro Mazzolini	43	Suplente	19 de marzo de 2001
Gustavo Arias	33	Suplente	19 de marzo de 2001
Hugo Krajnc	48	Suplente	19 de marzo de 2001
Luigi Predieri	44	Suplente	19 de marzo de 2001
Héctor Madariaga	50	Suplente	16 de octubre de 2001
Héctor Omar Flores	35	Suplente	19 de marzo de 2001

Cuerpo ejecutivo de las Sociedades

El Directorio designa y remueve a los gerentes de las Sociedades a su discreción. El cuerpo ejecutivo es común para Pampeana y para Sur. El único gerente que reporta directamente al Directorio de las Sociedades es el señor José Manuel Vázquez. A continuación se consignan los gerentes de las Sociedades:

Nombre	Edad	Cargo	Fecha de designación
José Manuel Vázquez	56	Gerente General	Noviembre de 2000
Andrés Kidd	39	Gerente de Marketing y Desarrollo Comercial	Noviembre de 2000
Edgardo Dalton	40	Gerente de Asuntos Corporativos	Noviembre de 2000
Jorge Mantiñán	58	Auditor Interno y Controller Financiero	Junio de 1998
Carlos Villambrosa	48	Gerente Operativo	Abril de 1998
Carlos Buccieri	65	Gerente Técnico	Abril de 1998
Roberto Meligrana	48	Gerente de Recursos Humanos	Marzo de 1993
Anatolio Opejda	41	Gerente de Información y Tecnología	Noviembre de 2000
Carlos García Chafuén	55	Gerente de Impuestos	Marzo de 1996
David Dalmasso	51	Gerente Financiero	Noviembre de 2000
Marcelo Martinó	40	Gerente Administrativo	Noviembre de 2000
Federico Zuanich	35	Gerente de Asuntos Regulatorios	Noviembre de 2000
Luciano Paladini	30	Gerente de Planeamiento	Noviembre de 2000
Néstor Yllera	41	Gerente de Legales	Mayo de 1999
Héctor Pérez Llana	48	Gerente de Abastecimiento y Logística	Junio de 1998
Carina Carrasco	34	Gerente de Relaciones Institucionales	Agosto de 2001
Diego Stabile	44	Gerente Comercial	Julio de 2001

Comisión Fiscalizadora de las Sociedades

De conformidad con la Ley de Sociedades Comerciales, Pampeana y Sur mantienen una Comisión Fiscalizadora que verifica el cumplimiento de las reglamentaciones correspondientes. La totalidad de los miembros de la Comisión Fiscalizadora de las Sociedades son independientes con el significado que le asigna las Normas de la CNV. Las Comisiones Fiscalizadoras de las Sociedades son las siguientes:

Nombre	Edad	Cargo	Fecha de designación
Alfonso Carlos De Laferrere	68	Miembro	24 de abril de 1998
Héctor Maggi	49	Miembro	28 de abril de 1999
Hugo Luppi	56	Miembro	11 de octubre de 2000
Juan Carlos Yemma	58	Suplente	11 de octubre de 2000
Matías Sporleder	46	Suplente	11 de octubre de 2000
Rubén Ruival	59	Suplente	11 de octubre de 2000

COMPOSICION ACCIONARIA

Sodigas Pampeana mantiene en la actualidad el 86,09 % del capital accionario de Pampeana y Sodigas Sur mantiene el 90 % del capital accionario de Sur. El restante 13,91 % del capital de Pampeana es mantenido por otros accionistas (aproximadamente el 13,65 %) y el Banco de la Nación Argentina (0,26 %), a través de un fideicomiso en garantía, en beneficio de los empleados que integraban el PPP (según se define en el Prospecto) de Pampeana. El restante 10 % de las acciones ordinarias de Sur son mantenidas por su PPP. Para una mayor información al respecto, ver la sección "*Composición accionaria*" del Prospecto.

IMPUESTOS

Para una descripción de los impuestos aplicables a las Obligaciones Negociables, ver la sección "*Impuestos*" del Prospecto.

INFORMACION ADICIONAL

Las secciones "*Restricciones a la transferencia*", "*Suscripción y venta*" e "*Información general*" del Prospecto contienen información detallada sobre las Obligaciones Negociables y ciertas restricciones a la venta y transferencia de las mismas.

EMISORAS

Camuzzi Gas Pampeana S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

Camuzzi Gas del Sur S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107AAF Buenos Aires
Argentina

ASESORES LEGALES

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Puerto Madero
Av. Alicia Moreau de Justo 740, Loft 212
C1107AAP Buenos Aires
Argentina

AUDITORES

PricewaterhouseCoopers
Puerto Viamonte
Av. Alicia Moreau de Justo 270, 2° Piso
C1107AAF Buenos Aires
Argentina

FIDUCIARIO, AGENTE DE REGISTRO
Y AGENTE PRINCIPAL DE PAGO

The Bank of New York
101 Barclay Street, 21W
Nueva York, Nueva York 10236
Estados Unidos de América

AGENTE DE TRANSFERENCIA
Y AGENTE DE PAGO

The Bank of New York
London Branch
46 Berkeley Street
Londres WIX 6AA
Reino Unido

CO-AGENTE DE REGISTRO Y AGENTE DE PAGO

Banco Río de la Plata S.A.
Bartolomé Mitre 480
C1036AAH Buenos Aires
Argentina

69

RECYCLED



ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 055687

Se ha recibido de Camuzzi Gas Pampeana / Camuzzi Gas del Sur

la siguiente documentación Nota s/ punto de programa global de ON. Adj copia presentación ante CNV.

Observaciones

Buenos Aires, 30-11-01 a las ... hs.

FIRMA Y SELLO


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

30 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

Señores
Bolsa de Comercio de Buenos Aires
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 300.000.000 (el "Programa").

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar una copia de la presentación efectuada en el día de la fecha ante la Comisión Nacional de Valores (v. Anexo I).

Atentamente.

Fabián D'Aiello

026527


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

30 de noviembre de 2001

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 300.000.000 (el "Programa"). Levantamiento de condicionamientos.

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (en conjunto, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de solicitar el levantamiento de los condicionamientos expresados en el Certificado N° 288, emitido por la CNV con fecha 13 de noviembre de 2001.

En este sentido, adjuntamos (i) un ejemplar del prospecto definitivo relativo al Programa, el cual refleja los cambios introducidos al mismo respecto de la versión anterior, incluyendo la totalidad de las observaciones formuladas por la CNV y algunos cambios menores surgidos de su revisión interna (v. Anexo I), (ii) dos copias certificadas (una de ellas con margen protocolar) del aviso requerido por el artículo 10 de la Ley N° 23.576 y sus modificatorias, correspondientes a cada una de las Sociedades (v. Anexo II), (iii) formulario F-9 de la Inspección General de Justicia, debidamente timbrado, correspondiente a cada una de las Sociedades (v. Anexo III), (iv) copia del recibo N° 397 de la CNV por el cual se acredita el pago del arancel de autorización relativo al Programa (v. Anexo IV), y (v) dos ejemplares del prospecto resumido a los efectos de su remisión para su publicación en el boletín diario de la Bolsa de Comercio de Buenos Aires (v. Anexo V).



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

Finalmente, con relación a la sugerencia del Doctor Cipriano Rodríguez respecto a la inclusión de parámetros sobre los cuales se realizarán las operaciones de estabilización que se indican en el prospecto, se ha optado por modificar su texto en el sentido de que las mismas, de existir, deberán ser indicadas en el informe de términos y condiciones correspondiente a la clase respectiva (ver página 3 del prospecto adjunto).

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
José Manuel Vázquez
David Dalmasso

TRANSLATION

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

November 30, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. U.S.$300,000,000 Note Program (the "Program").

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) by virtue of the authorization granted by the Board of Directors of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies"), both domiciled at Alicia Moreau de Justo 240, 3rd floor, C1107AAF Buenos Aires, facsimile No. 48 91 22 40, for the purposes of attaching a copy of the filing submitted to the *Comisión Nacional de Valores* (Argentine Securities and Exchange Commission) on the date hereof (see Exhibit I).

Yours truly,

[*Illegible signature*]
Fabián D'Aiello

70

0 2 6 5 2 8


Gruppo
Camuzzi

Camuzzi Gas Pampeana
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240.
3° piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

30 de noviembre de 2001

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Emisión de la Clase 02 de obligaciones negociables en el marco del programa de co-emisión de obligaciones negociables por VN U$S 300.000.000 (el "Programa").

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (conjuntamente, las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo N° 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 48 91 22 40, a los efectos de adjuntar el suplemento e informe de términos y condiciones correspondiente a la segunda clase (la "Clase 02") de obligaciones negociables a tasa flotante con vencimiento en 2004 por VN U$S 130.000.000 (el "Suplemento"), a ser co-emitida por las Sociedades en el marco del Programa (v. Anexo I).

Dicho Suplemento incluye los estados contables auditados de las Sociedades al 30 de septiembre de 2001 y 2000 y contiene una descripción de los términos y condiciones específicos de la Clase 02, así como la actualización de la información contable y financiera de las Sociedades al 30 de septiembre de 2001, y los desarrollos recientes acaecidos a dicha fecha.



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

A la brevedad, adjuntaremos copia, debidamente suscripta en original, del acta de directorio que aprueba el texto del Suplemento y la restante documentación requerida por las Normas de la CNV.

Atento a que las Sociedades han previsto la emisión de la Clase 02 para el **próximo 10 de diciembre de 2001**, se solicita a la CNV que tenga a bien aprobar la documentación adjunta a la mayor brevedad.

Finalmente, las Sociedades informan que una vez que el Suplemento sea aprobado por la CNV, se adjuntará un ejemplar resumido del mismo a los fines de su remisión a la Bolsa de Comercio de Buenos Aires para su publicación en el boletín diario de dicha asociación.

Atentamente.

Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
José Manuel Vázquez
David Dalmasso

ANEXO I

SUPLEMENTO AL PROSPECTO E INFORME COMPLEMENTARIO DE TERMINOS Y CONDICIONES

CAMUZZI GAS PAMPEANA S.A.

y

CAMUZZI GAS DEL SUR S.A.

U$S 130.000.000
Obligaciones Negociables a tasa flotante
con vencimiento en 2004
pagaderas en forma solidaria por las Emisoras
Clase 02
Precio de Emisión: 100,0%

[COMPLETAR]

La fecha de este Suplemento al Prospecto e Informe Complementario de Términos y Condiciones es [__] de diciembre de 2001

El presente suplemento al prospecto e informe complementario de términos y condiciones (el "Suplemento") contiene información detallada acerca de la emisión de las obligaciones negociables Clase 02 (las "Obligaciones Negociables") por parte de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. en forma solidaria (las "Emisoras") en virtud de un contrato de fideicomiso de fecha 11 de diciembre de 1996, celebrado entre las Emisoras, The Bank of New York, en carácter de Fiduciario, Coagente de Registro y Agente Principal de Pago, y Banco Río de la Plata S.A. (sucesor de The Bank of New York S.A.), en carácter de Agente de Registro y Agente de Pago en la Argentina (el "Contrato de Fideicomiso"). Las Obligaciones Negociables se emiten en el marco del programa de emisión de obligaciones negociables de mediano plazo por valor nominal U$S 300.000.000 de las Emisoras (el "Programa") descripto en el prospecto de fecha 31 de octubre de 2001 preparado por las Emisoras en relación con el Programa (el "Prospecto").

LA CREACION DEL PROGRAMA, LA EXTENSION DE SU PLAZO DE VENCIMIENTO Y EL AUMENTO DE SU MONTO MAXIMO HAN SIDO AUTORIZADOS POR LA GERENCIA DE EMISORAS DE LA COMISION NACIONAL DE VALORES (LA "CNV") MEDIANTE CERTIFICADOS Nº 136 Y Nº 288 DE FECHAS 6 DE DICIEMBRE DE 1996 Y 13 DE NOVIEMBRE DE 2001, RESPECTIVAMENTE. ESTA AUTORIZACION SOLO SIGNIFICA QUE SE HA CUMPLIDO CON LOS REQUISITOS ESTABLECIDOS EN MATERIA DE INFORMACION. LA CNV NO HA EMITIDO JUICIO SOBRE LOS DATOS CONTENIDOS EN EL PROSPECTO O EN ESTE SUPLEMENTO. LA VERACIDAD DE LA INFORMACION CONTABLE, FINANCIERA Y ECONOMICA, ASI COMO DE TODA OTRA INFORMACION SUMINISTRADA EN EL PROSPECTO O EN ESTE SUPLEMENTO ES EXCLUSIVA RESPONSABILIDAD DEL DIRECTORIO Y, EN LO QUE LES ATAÑE, DEL ORGANO DE FISCALIZACION DE LAS SOCIEDADES Y DE LOS AUDITORES QUE SUSCRIBEN SUS RESPECTIVOS INFORMES SOBRE LOS ESTADOS CONTABLES QUE SE ACOMPAÑAN. EL DIRECTORIO MANIFIESTA, CON CARACTER DE DECLARACION JURADA, QUE EL PROSPECTO Y ESTE SUPLEMENTO CONTIENEN, A LA FECHA DE SU PUBLICACION, INFORMACION VERAZ Y SUFICIENTE SOBRE TODO HECHO RELEVANTE QUE PUEDA AFECTAR LA SITUACION PATRIMONIAL, ECONOMICA Y FINANCIERA DE LAS SOCIEDADES Y DE TODA AQUELLA QUE DEBA SER DE CONOCIMIENTO DEL PUBLICO INVERSOR CON RELACION A LA EMISION DE LAS OBLIGACIONES NEGOCIABLES BAJO EL PROGRAMA, CONFORME A LAS NORMAS VIGENTES.

El presente Suplemento completa, modifica y, de existir alguna incongruencia, reemplaza la información contenida en el Prospecto y deberá leerse en forma conjunta con el mismo. Ciertos términos que aparecen en mayúsculas en el presente Suplemento se definen en el Prospecto.

Cada una de las Emisoras y [COMPLETAR] (en conjunto, los "Compradores Iniciales") se reservan el derecho de rechazar cualquier oferta de compra, en su totalidad o en parte, por cualquier causa, o de vender una cantidad menor a la totalidad de las Obligaciones Negociables que se ofrecen en virtud del presente Suplemento. Este Suplemento es de carácter personal respecto del destinatario de la oferta a quien cualquier Comprador Inicial haya entregado el mismo y no constituye una oferta a favor de ninguna otra persona o al público en general. No se autoriza la distribución del presente Suplemento a cualquier otra persona que no sea el destinatario de la oferta y, asimismo, está prohibida toda divulgación de su contenido, sin el consentimiento previo escrito de las Emisoras. Cada potencial comprador de las Obligaciones Negociables, al aceptar la entrega del presente, se compromete respecto de lo dispuesto con anterioridad y acuerda no efectuar copias de ninguna parte del presente Suplemento.

La entrega del presente Suplemento en cualquier momento no implica que la información contenida en el mismo sea correcta en cualquier momento posterior a la fecha establecida en la cubierta del mismo.

Toda persona que reciba este Suplemento reconoce que (i) ha tenido oportunidad de solicitar a cada una de la Emisoras y de revisar, y ha recibido, toda la información adicional que considera necesaria a fin de verificar la veracidad de la información contenida en el presente o de complementar la misma, (ii) no se ha basado en ningún Comprador Inicial o en cualquier otra persona relacionada con un Comprador Inicial al investigar la veracidad de dicha información o su decisión de invertir, y (iii) no se ha autorizado a persona alguna a que brinde información o preste declaraciones respecto de las Emisoras o de las Obligaciones Negociables (fuera de las incluidas en este Suplemento o efectuadas por los funcionarios y empleados debidamente autorizados de cualquiera de las Emisoras en relación con el análisis de los inversores respecto de cada Emisora y de los términos de la oferta de las Obligaciones Negociables) y, de prestarse, no deberá ser considerada como autorizada por las Emisoras o los Compradores Iniciales.

Este Suplemento no constituye una oferta de venta ni una solicitud de oferta de compra, ni podrá ser empleado con dichos fines, en ninguna jurisdicción ni a ninguna persona respecto de la cual sea ilícito efectuar dicha oferta o solicitud en tal jurisdicción, y no se ha iniciado acción alguna a fin de permitir la oferta de las Obligaciones

Negociables o la distribución del presente Suplemento en ninguna jurisdicción en la cual se requiera iniciar dicha acción.

El Programa y la extensión del plazo y el aumento del monto máximo fueron aprobados por las asambleas de accionistas de cada una de las Emisoras celebradas el 8 de noviembre de 1996 y el 16 de octubre de 2001, respectivamente, y la emisión de las Obligaciones Negociables fue aprobada por cada una de las Emisoras en virtud de las facultades delegadas por sus respectivos Directorios en las reuniones celebradas el 24 de octubre de 2001.

NO SE HA SOLICITADO AUTORIZACION PARA HACER OFERTA PUBLICA DE LAS OBLIGACIONES NEGOCIABLES AL AMPARO DE LA *UNITED STATES SECURITIES ACT OF 1933* (LA "LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS"). SUJETO A DETERMINADAS EXCEPCIONES, LAS OBLIGACIONES NEGOCIABLES NO PODRAN SER OFRECIDAS O VENDIDAS DENTRO DE LOS ESTADOS UNIDOS O A PERSONAS RESIDENTES EN LOS ESTADOS UNIDOS (SEGUN SE LAS DEFINE EN LA *REGULATION S* ("REGULACION S") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS, O A CUENTA O EN BENEFICIO DE LAS MISMAS. EL PRESENTE SUPLEMENTO HA SIDO CONFECCIONADO POR LAS EMISORAS PARA SER EMPLEADO EN RELACION CON LA OFERTA Y VENTA DE LAS OBLIGACIONES NEGOCIABLES FUERA DE LOS ESTADOS UNIDOS A PERSONAS NO RESIDENTES EN LOS ESTADOS UNIDOS DE CONFORMIDAD CON LA REGULACION S, Y DENTRO DE LOS ESTADOS UNIDOS A *QUALIFIED INSTITUTIONAL BUYERS* ("COMPRADORES INSTITUCIONALES CALIFICADOS"), CON EL SIGNIFICADO ATRIBUIDO POR LA *RULE 144A* ("RESOLUCION 144A") DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS Y PARA LA COTIZACION DE LAS OBLIGACIONES NEGOCIABLES EN LA BOLSA DE COMERCIO DE BUENOS AIRES. SE NOTIFICA POR EL PRESENTE A LOS POTENCIALES COMPRADORES QUE LOS VENDEDORES DE LAS OBLIGACIONES NEGOCIABLES PODRAN BASARSE EN LA EXENCIÓN A LAS DISPOSICIONES DEL ARTICULO 5 DE LA LEY DE TITULOS VALORES DE LOS ESTADOS UNIDOS ESTABLECIDA EN LA RESOLUCION 144A.

FORMA DE PRESENTACION DE LA INFORMACION CONTABLE

En el presente Suplemento, las referencias a "*U$S*" y "*Dólares*" corresponden a Dólares estadounidenses y las referencias a "*$*" o "*Pesos*" corresponden a Pesos de curso legal en la Argentina.

Las Sociedades mantienen sus libros contables y registros en Pesos y confeccionan sus estados contables de acuerdo con las normas contables profesionales de la Argentina (las "Normas Contables Profesionales") y la normativa vigente dictada por la CNV y la BCBA.

En el presente Suplemento se incluyen los estados contables consolidados y no consolidados de las Sociedades (i) sujetos a revisión limitada para el período económico de nueve meses finalizado el 30 de septiembre de 2001, y (ii) auditados para el período económico de nueve meses finalizado el al 30 de septiembre de 2000.

Las Sociedades fueron inscriptas en el Registro Público de Comercio en noviembre de 1992 e iniciaron sus actividades el 28 de diciembre de 1992. Con anterioridad a dicha fecha, Gas del Estado Sociedad del Estado llevaba a cabo las actividades vinculadas a la industria del gas natural, incluyendo la compra, tratamiento, transporte y distribución del mismo.

Ciertas cifras que aparecen en este Suplemento han sido redondeadas con respecto a los rubros correspondientes de los estados contables. Los porcentajes y cifras combinadas se calculan en base a la suma de dichos montos redondeados. Como consecuencia, los totales y subtotales que aparecen en el presente Suplemento pueden no coincidir como consecuencia de dicho redondeo de cifras.

DESARROLLOS RECIENTES

El siguiente análisis complementa el análisis incluido en las secciones correspondientes del Prospecto y debe leerse en forma conjunta con la información detallada incluida en dichas secciones del Prospecto y con los estados contables de cada una de las Sociedades correspondientes a los períodos económicos de nueve meses finalizados el 30 de septiembre de 2001 y 2000 y junto con toda otra información incluida en el presente Suplemento.

FACTORES DE RIESGO

Riesgos respecto de la Argentina

Desarrollos políticos y económicos en la Argentina. Sin perjuicio del análisis de los factores de riesgo incluidos en el Prospecto, los eventuales inversores en las Obligaciones Negociables deberán considerar con especial atención, antes de decidir invertir en las mismas, la actual situación política, económica y financiera imperante en la Argentina. En particular, el gobierno ha realizado importantes anuncios respecto de nuevas medidas económicas a adoptar en los próximos días, incluyendo alternativas de reestructuración de la deuda pública nacional y provincial. No puede asegurarse que el desarrollo de las condiciones políticas, económicas y financieras de la Argentina y/o el impacto de las nuevas medidas adoptadas por el gobierno o de las medidas adicionales que el mismo pueda adoptar en el futuro, no afectará en forma sustancial adversa el precio y/o la formación de un mercado secundario de las Obligaciones Negociables.

ACTIVIDADES

Estrategia

Expansión del sistema de distribución. Opción de compra de Compañía Gas de la Costa. En octubre de 2001, Compañía Gas de la Costa S.A. otorgó a Pampeana, sujeto a ciertas condiciones, una opción de compra de su fondo de comercio que, de concretarse, le permitirá a Pampeana abastecer a las ciudades del Municipio Urbano de la Costa en la Provincia de Buenos Aires.

Procedimientos administrativos, judiciales e impositivos

Procedimientos impositivos. Procedimientos impositivos nacionales. Con relación al reclamo relativo a las presuntas diferencias en la determinación del impuesto a las ganancias correspondiente a las Sociedades respecto de las redes recibidas a título gratuito antes del 30 de junio de 1995, el Tribunal Fiscal de la Nación, luego de la presentación de las pericias contables correspondientes, ha decidido someter a decisión del Tribunal Plenario la posible acumulación de las causas que las Sociedades mantienen contra la AFIP. A la fecha del presente Suplemento, el Tribunal Plenario no se ha expedido al respecto. Sin perjuicio de ello, las Sociedades, basadas en la opinión de sus Asesores Legales Especiales, entienden que no resulta probable una resolución desfavorable respecto de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las Sociedades.

Por otra parte, Pampeana y Sur contestaron las vistas formuladas por la AFIP con fecha 7 de noviembre de 2001 y 18 de octubre de 2001, respectivamente, con relación a las actuaciones administrativas mediante las que se objeta la deducción practicada por ambas sociedades en concepto de deudores incobrables correspondiente a los años 1996, 1997 y 1998. El importe reclamado por la AFIP asciende a $ 0,7 millón (excluyendo intereses y multas) para Pampeana y $ 0,5 millón (excluyendo intereses y multas) para Sur. A la fecha de este Suplemento, la AFIP no se ha pronunciado al respecto. Las Sociedades, basadas en la opinión de sus Asesores Legales Especiales, entienden que no resulta probable una resolución desfavorable respecto de estos reclamos. No obstante ello, no puede asegurarse que no se dictará una sentencia en contra de las Sociedades y que, de ser así, no tendrá un efecto adverso sobre las operaciones o el negocio de las mismas. Ver la sección *"Actividades – Procedimientos administrativos, judiciales e impositivos – Procedimientos impositivos – Procedimientos impositivos nacionales"* del Prospecto.

Procedimientos impositivos provinciales. Impuesto a los ingresos brutos. Con relación a los reclamos formulados por la provincia de Río Negro respecto del pago del impuesto a los ingresos brutos por subsidios por los períodos enero de 1999 a diciembre de 1999, enero de 2000 a diciembre de 2000 y enero de 2001 a marzo de 2001, Sur y el gobierno provincial suscribieron en octubre de 2001 un acta acuerdo de compensación de reclamos recíprocos por una suma total de $ 1,3 millón (computando el capital y los intereses a la fecha del acuerdo). De dicha carta acuerdo surge un remanente a favor de Sur de $ 2,5 millones que, según lo convenido, será aplicado a compensar los importes que tenga que abonar Sur a la provincia en carácter de impuesto a los ingresos brutos. Dichos importes serán calculados sobre el total de los ingresos por ventas a clientes directos, más el total de los ingresos por subsidios nacionales y/o provinciales vigentes. Asimismo, la carta acuerdo establece que se podrán realizar compensaciones contra los valores que surjan con motivo de futuras transferencias de redes que realice el Instituto de Planificación de la Vivienda de la provincia de Río Negro a Sur. Ver la sección "*Actividades – Procedimientos administrativos, judiciales e impositivos – Impuesto a los ingresos brutos*" del Prospecto.

Como consecuencia de un pago de $ 0,9 millón a las autoridades impositivas de la provincia de Tierra del Fuego en concepto de impuesto a los ingresos brutos, Sur planteó el juicio de repetición correspondiente y, basado en la opinión de sus Asesores Legales Especiales, estima, aunque no puede asegurarlo, que recibirá el reintegro por repetición. En caso que se obtenga una sentencia desfavorable por parte del Tribunal Único de Tierra del Fuego y que sea rechazado el recurso extraordinario, Sur evalúa la interposición de un recurso de queja por ante la Corte Suprema de Justicia de la Nación.

Con relación a la multa de $ 0,5 millón por la falta de pago del impuesto a los ingresos brutos sobre subsidios en Tierra del Fuego por el período comprendido entre enero de 1993 y junio de 1996, Sur se notificó del rechazo *in-limine* de su descargo presentado con fecha 22 de agosto de 2001. Actualmente, Sur se encuentra preparando la interposición de la correspondiente acción judicial. Sur estima negociar y cancelar otros pagos adeudados a la provincia de Tierra del Fuego durante 2001. Ver la sección "*Actividades – Procedimientos administrativos, judiciales e impositivos – Impuesto a los ingresos brutos*" del Prospecto.

ADMINISTRACION

Directorios de las Sociedades

En noviembre de 2001, el director titular Héctor Madariaga y los directores suplentes Martín Campbell y María de los Angeles Alcolumbre presentaron la renuncia a sus respectivos cargos en Pampeana. Dichas renuncias serán consideradas en la asamblea de Pampeana, la cual será considerada por la asamblea de accionistas a celebrarse el 17 de diciembre de 2001.

USO DE LOS FONDOS

Las Sociedades utilizarán los fondos netos derivados de la venta de las Obligaciones Negociables (estimados en aproximadamente U$S __.___.___ una vez deducidas ciertas comisiones y gastos relacionados con la oferta de las Obligaciones Negociables) para rescatar a su valor nominal las obligaciones negociables Clase A por valor nominal U$S 130.000.000 al 9 ¼ % con vencimiento el 15 de diciembre de 2001 emitidas en el marco del Programa (las "Obligaciones Negociables Clase A") y para abonar el interés devengado respecto de las mismas. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones - Liquidez y recursos de capital*" del Prospecto.

Las Sociedades han celebrado un acuerdo en relación con los fondos provenientes de la venta de las Obligaciones Negociables conforme al cual (i) acuerdan distribuir entre ellas los fondos netos de todas las clases de Obligaciones Negociables emitidas bajo el Programa sujeto a ciertas condiciones, de la siguiente forma: el 61,11 % a Gas Pampeana y el 38,89 % a Gas del Sur; estableciéndose que, en oportunidad de la emisión de cada clase (a) la participación de Gas Pampeana no podrá ser inferior al 50 % ni superior al 75 %, calculados ambos porcentajes sobre el monto total de cada clase, y (b) la participación de Gas del Sur no podrá ser inferior al 25 % ni superior al 50 %, calculados ambos porcentajes sobre el monto total de cada clase, y (ii) debido a que las obligaciones en virtud de las Obligaciones Negociables son solidarias, en los términos del artículo 699 y concordantes del Código Civil, han establecido un mecanismo de indemnización, que exige que si una de las Sociedades paga todo o una parte de las obligaciones de las Sociedades bajo las Obligaciones Negociables, dicha Sociedad tendrá el derecho de ser indemnizada por la otra, en la medida de su participación porcentual en los fondos netos derivados de la colocación de las Obligaciones Negociables. Ver la sección "*Uso de los fondos*" del Prospecto.

CAPITALIZACIÓN

La siguiente tabla describe la capitalización de cada una de las Sociedades de conformidad con las Normas de la CNV y las Normas Contables Profesionales (i) al 30 de septiembre de 2001 y (ii) ajustada a fin de reflejar la venta de las Obligaciones Negociables y la aplicación de los fondos netos derivados de la misma empleados para cancelar las Obligaciones Negociables Clase A. Salvo por lo establecido más adelante o por lo descripto de otra forma en el presente Suplemento, no se han producido cambios sustanciales en la capitalización de las Sociedades desde el 30 de septiembre de 2001. La siguiente tabla debe leerse en forma conjunta con la información incluida en la sección "*Información contable y operativa seleccionada*" y con los estados contables de las Sociedades y las notas a los mismos incluidos en el presente Suplemento y en el Prospecto.

	30 de septiembre de 2001		**Ajustada**	
	Pampeana	**Sur**	**Pampeana**	**Sur**
	(en miles de $)			
Deuda financiera a corto plazo(1)	108.813.809	102.756.879	29.370.809	52.199.879
Deuda financiera a largo plazo(1)	–	–	79.443.000	50.557.000
Patrimonio neto(2)				
Capital y ajuste del capital	370.053.029	193.230.536	370.053.029	193.230.536
Ganancias reservadas				
Reserva legal(3)	15.300.236	11.071.674	15.300.236	11.071.674
Reserva facultativa	43.355.814	17.100.499	43.355.814	17.100.499
Resultados no asignados	34.727.099	16.430.718	34.727.099	16.430.718
Total patrimonio neto	463.436.178	237.833.427	463.436.178	237.833.427
Total deuda financiera a corto plazo y capitalización	572.249.987	340.590.306	572.249.987	340.590.306

Notas:

(1) Deuda a corto plazo es la deuda con vencimiento original dentro del año contado a partir del 30 de septiembre de 2001. Deuda a largo plazo es aquella cuyo vencimiento es posterior al 1 de octubre de 2002.

(2) Al 30 de septiembre de 2001, las Sociedades poseían en forma conjunta un capital suscripto e integrado de $ 507.307.139 representado por 507.307.139 acciones ordinarias escriturales en circulación, de las cuales 258.726.641 correspondían a la Clase A, 200.723.784 correspondían a la Clase B y 47.856.714 correspondían a la Clase C, todas las cuales conferían un voto por acción y poseían un valor nominal de $ 1,0 cada una.

(3) De acuerdo con la legislación vigente, las Sociedades deben asignar el 5 % de sus ganancias líquidas y realizadas a una reserva legal hasta que el monto de dicha reserva sea igual al 20 % del capital suscripto expresado en moneda constante. Ver la sección "*Análisis de la situación patrimonial y del resultado de las operaciones – Dividendos*" del Prospecto.

INFORMACION CONTABLE Y OPERATIVA SELECCIONADA

La siguiente información contable y operativa seleccionada debe leerse en forma conjunta con la información incluida en los estados contables consolidados y no consolidados auditados y sujetos a revisión limitada de las Sociedades y las notas que los acompañan, incluidos en el presente Suplemento. La información contable que se expone a continuación ha sido extraída de los estados contables consolidados y no consolidados de las Sociedades al 30 de septiembre de 2001 sujetos a revisión limitada por parte de *PricewaterhouseCoopers*, contadores públicos independientes, y de los estados contables consolidados y no consolidados de las Sociedades al 30 de septiembre de 2000, auditados por *PricewaterhouseCoopers*, según se especifica en sus respectivos informes incluidos en el presente a partir de la página E-1. Los estados de resultados de las Sociedades correspondientes a los períodos económicos de nueve meses finalizados el 30 de septiembre de 2001 y 2000 no reflejan todos los factores estacionales que afectan los resultados de las operaciones anuales de las Sociedades y, con relación al estado de resultados al 30 de septiembre de 2001, el mismo no necesariamente indica los resultados esperados para el ejercicio económico que finalizará el 31 de diciembre de 2001.

La información contenida en los estados contables al 30 de septiembre de 2001 se clasificó de conformidad con los lineamientos establecidos por la Resolución N° 1660 del ENARGAS, en vigencia para la valuación, registración y exposición de las operaciones realizadas a partir del 1° de enero de 2001. A los efectos de su comparabilidad, se han efectuado reclasificaciones sobre la información existente al 30 de septiembre de 2000 en los rubros ganancia bruta y ganancia operativa.

	Pampeana	
	30 de septiembre de	
	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)	
INFORMACION SOBRE EL ESTADO DE RESULTADOS		
Ventas netas[1]	285,8	289,1
Ganancia bruta	74,4	74,9
Ganancia operativa	48,1	51,5
Otros ingresos y egresos	0,7	(0,5)
Resultados financieros	(2,0)	(1,6)
Ganancia antes de impuestos y pérdidas extraordinarias	46,8	49,4
Ganancia del período	29,8	30,2
INFORMACION SOBRE EL BALANCE (al cierre del período)		
Bienes de uso (neto resultante)	508,6	505,5
Total activo	582,9	83,3
Deuda financiera[2]	108,8	185,1
Total pasivo	220,5	463,5
Patrimonio neto	463,4	546,8
Capitalización[3]	572,2	–
APORTES TOTALES DE LOS ACCIONISTAS		
Capital ordinario	370,1	370,1
Capital ordinario no capitalizado[11]	–	–
Reservas totales	58,7	56,7
Resultados no asignados	34,7	36,8
OTRA INFORMACION CONTABLE		
Inversiones de capital[4]	17,1	21,7
Depreciación y amortización	16,9	16,1
Gastos brutos de interés	6,2	5,4
EBITDA (ajustado)[5]	10,6	12,5
INDICES CONTABLES SELECCIONADOS		
Indice de liquidez (activo corriente/pasivo corriente)	0,6	1,2
Indice de solvencia (patrimonio neto/total pasivo)	2,1	2,5
Indice de inmovilización del capital (bienes de uso/total activo)	0,7	0,8
Deuda financiera/capitalización	0,2	0,3
EBITDA (ajustado)[5]/Gastos brutos de interés	10,6	12,5
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)		
Factor(es) de utilización[6]	82,0%	80,8 %
Promedio de capacidad diaria de transporte en firme[7]	11,78	11,8
Promedio volumen diario vendido		
Clientes de servicio en firme	5,0	5,1
Grandes usuarios y líquidos[8]	5,8	5,3
Total de ventas de gas en volumen	2.855,2	2.842,4
OTRA INFORMACION OPERATIVA		
Clientes		
Residenciales	864.760	844.208
Comerciales[9]	48.391	47.449
Grandes usuarios	52	49
Total clientes	913.203	891.706
Empleados	939	933
Kilómetros de gasoducto[10]	20.908	20.353

(Las notas aparecen en la página S-11)

	Sur	
	30 de septiembre de	
	2001[12]	2000
	(en millones de $, salvo por los porcentajes y los datos operativos)	
INFORMACION SOBRE EL ESTADO DE RESULTADOS		
Ventas netas[1]	191,5	185,3
Ganancia bruta	58,2	55,7
Ganancia operativa	40,0	403,4
Otros ingresos y egresos	0,8	0,5
Resultados financieros	(5,7)	(2,2)
Ganancia antes de impuestos y pérdidas extraordinarias	35,2	98,6
Ganancia del período	13,4	27,3
INFORMACION SOBRE EL BALANCE (al cierre del período)		
Bienes de uso (neto resultante)	270,9	265,8
Total activo	433,0	393,0
Deuda financiera[2]	102,8	79,7
Total pasivo	195,2	149,4
Patrimonio neto	237,8	243,6
Capitalización[3]	433,0	393,0
APORTES TOTALES DE LOS ACCIONISTAS		
Capital ordinario	193,2	193,2
Capital ordinario no capitalizado	—	—
Reservas totales	28,2	23,1
Resultados no asignados	16,4	27,3
OTRA INFORMACION CONTABLE		
Inversiones de capital[4]	14,1	13,8
Depreciación y amortización	8,4	10,1
Gastos brutos de interés	7,9	3,6
EBITDA (ajustado)[5]	4,8	13,6
INDICES CONTABLES SELECCIONADOS		
Indice de liquidez (activo corriente/pasivo corriente)	0,8	1,4
Indice de solvencia (patrimonio neto/total pasivo)	1,2	1,6
Indice de inmovilización del capital (bienes de uso/total activo)	0,6	0,7
Deuda financiera/capitalización	0,3	0,2
EBITDA (ajustado)[5]/Gastos brutos de interés	4,8	13,6
INFORMACION SOBRE EL GAS NATURAL ENTREGADO (en MMm³)		
Factor(es) de utilización[6]	72,0%	80,3 %
Promedio de capacidad diaria de transporte en firme[7]	7,1	6,4
Promedio volumen diario vendido		
Clientes de servicio en firme	8,0	6,0
Grandes usuarios y líquidos[8]	2,3	2,9
Total de ventas de gas en volumen	2.271,5	2.447,0
OTRA INFORMACION OPERATIVA		
Clientes		
Residenciales	385.723	374.799
Comerciales[9]	34.922	34.539
Grandes usuarios	42	41
Total clientes	420.687	409.739
Empleados	418	406
Kilómetros de gasoducto[10]	12.107	11.805

(Las notas aparecen en la página S-11)

Notas:

(1) Representa las ventas netas una vez deducido el impuesto a los ingresos brutos.
(2) Incluye los préstamos a largo y corto plazo.
(3) Representa los préstamos más el patrimonio neto.
(4) Incluye todos los bienes de uso adquiridos.
(5) Ganancia neta después de conceptos extraordinarios y antes de resultados financieros y por tenencia, impuesto a las ganancias, depreciación y amortización. Las Sociedades consideran que el índice de EBITDA sobre interés es útil para determinar la cantidad de pagos de interés que pueden ser cubiertos con dicho EBITDA. EBITDA no debería interpretarse como una alternativa respecto de (i) las ganancias netas (definidas de conformidad con las Normas Contables Profesionales) como un indicador del rendimiento operativo de la sociedad o (ii) el flujo de fondos generado por las actividades operativas de la Sociedad (definido de conformidad con las Normas Contables Profesionales) como una medida de liquidez.
(6) Representa el volumen promedio diario de demanda utilizada de gas natural en virtud de contratos de transporte en firme dividido por el volumen promedio diario de gas natural en virtud de dichos contratos de transporte.
(7) Refleja la capacidad reservada de transporte con TGS y TGN.
(8) Incluye el servicio interrumpible y en firme suministrado a grandes usuarios. Los líquidos en el caso de Pampeana se relacionan con el volumen procesado en la Planta Cerri.
(9) Incluye clientes pequeños y grandes de servicio general, redes de sub-distribución, estaciones de servicio de GNC y demás minoristas.
(10) Incluye gasoductos, ramales y redes de distribución de gas natural en operación.
(11) Representa los aportes irrevocables efectuados por los accionistas, pendientes de capitalización.
(12) Período económico de nueve meses finalizado el 30 de septiembre de 2001, sujeto a revisión limitada.

TERMINOS DE LAS OBLIGACIONES NEGOCIABLES

La siguiente descripción de los términos particulares de las Obligaciones Negociables modifica y, en el caso de cualquier inconsistencia con la misma, reemplaza los términos y disposiciones generales de las Obligaciones Negociables establecidos en los Términos y Condiciones adjuntos al Contrato de Fideicomiso. Ver el Prospecto para un resumen de dichos términos y disposiciones.

1. Emisoras	Camuzzi Gas Pampeana S.A y Camuzzi Gas del Sur S.A., en forma solidaria.
2. Clase N°	02
3. Capital total	U$S 130.000.000.
4. Precio de emisión	100 %.
5. Fecha de Emisión	[__] de diciembre de 2001.
6. Forma de las Obligaciones Negociables	Nominativas.
7. Denominación autorizada	U$S 1.000 o cualquier otro monto superior que sea múltiplo entero de U$S 1.
8. Moneda especificada	Dólares Estadounidenses.
9. Mes de rescate (Obligaciones Negociables a Tasa Flotante)	En la Fecha de Pago de Interés que tenga lugar en diciembre de 2002, U$S 20.000.000. En la Fecha de Pago de Interés que tenga lugar en junio de 2003, U$S 35.000.000. En la Fecha de Pago de Interés que tenga lugar en diciembre de 2003, U$S 35.000.000. En la Fecha de Pago de Interés que tenga lugar en junio de 2004, U$S 40.000.000.
10. Base para el pago de interés	Tasa flotante.
11. Obligación Negociable a Tasa Flotante	
(a) Período(s) de interés	3 meses.
(b) Forma de determinar la tasa de interés	
(i) Fecha de Renovación del Interés Inicial	[__] de marzo de 2002.
(ii) Margen	(i) Durante el primer, segundo, tercer y cuarto Período de Interés: más 3,00% anual; (ii) durante el quinto, sexto, séptimo y octavo Período de Interés, más 3,25% anual y (iii) en lo sucesivo, más 3,50% anual.
(iii) Período de Renovación del Interés	Trimestral.

02073

(iv) Fecha/Fracción	Real/360 días.
(v) Tasa base	LIBOR para el correspondiente Período de Renovación de Interés.
(vi) Servicio de información ..	Bloomberg British Bankers Association Screen.
(c) Tasa de Interés Inicial	[__]% anual.
(d) Fecha de Cálculo	11 (hora de Londres) dos días Hábiles Bancarios en Londres anteriores al inicio de cada Período de Interés.
12. Rescate a opción de la Emisora	Si.
(a) Período de notificación	Período mínimo de 30 días.
(b) Monto mínimo de capital a ser rescatado	Rescate total.
(c) Monto de rescate opcional	100% del capital más el interés devengado a la Fecha de Rescate Opcional.
(d) Fecha de Rescate Opcional	En cualquier momento.

Otros términos relevantes

13. Cotización (de corresponder, especificar la Bolsa de Valores)	Sí, en la Bolsa de Comercio de Buenos Aires.
14. Sindicación	Si.
15. Detalle del sistema adicional/alternativo de compensación aprobado por las Emisoras el Fiduciario	Ninguno.
16. Códigos	
(a) Código común	[____]
(b) ISIN	[____]
(c) CUSIP	[____]
(d) CINS	[____]
(e) PORTAL	[____]
17. Identidad de los Compradores Iniciales	[COMPLETAR].
18. Disposiciones para las Obligaciones Negociables Nominativas	
(a) Obligación Negociable Global No Restringida de DTC disponible en la Fecha de Emisión	Si.

02074

(b) Obligación Negociable Global Restringida de DTC disponible en la Fecha de Emisión .... Si.

19. Uso de los fondos .... Cancelación de todos los montos pendientes respecto de las obligaciones negociables de las Emisoras por valor nominal U$S 130.000.000 al 9,25% con vencimiento en 2001.

Disposiciones adicionales relativas a las Obligaciones Negociables:

(a) Suspensión de la tasa LIBOR .... A los fines de las Obligaciones Negociables, se modifican las disposiciones en materia de determinación de la tasa LIBOR de forma tal que si, en la correspondiente Fecha de Cálculo: (i) el Agente de Cálculo hubiera determinado (determinación que resultara definitiva y vinculante respecto de las Emisoras) que no existen medios adecuados y razonables para calcular la tasa LIBOR para dicho Período de Renovación de Interés, o (ii) el Agente de Cálculo hubiera sido notificado por los Tenedores de las Obligaciones Negociables que representan más del 50% del capital total de las Obligaciones Negociables En Circulación en ese momento que la tasa LIBOR determinada o a ser determinada para dicho Período de Renovación del Interés no reflejará de manera adecuada y justa el costo para dichos Tenedores de la financiación o mantenimiento de sus Obligaciones Negociables durante dicho Período de Interés, o (iii) los depósitos en Dólares Estadounidenses por capital total de las Obligaciones Negociable respecto de las cuales resulta aplicable dicho Período de Renovación del Interés no se encuentran disponibles generalmente en el mercado interbancario de Londres, el Agente de Cálculo deberá notificar a cada Emisora, al Fiduciario y a los Tenedores por fax a la mayor brevedad posible. Si las Obligaciones Negociables se encontraran En Circulación y si tuviera lugar cualquiera de los supuestos contemplados en los puntos (i), (ii) o (iii), cada una de las Obligaciones Negociables respecto de la cual resulta aplicable el Período de Renovación de Interés devengará interés, durante dicho Período de Renovación de Interés, a la tasa anual equivalente a la suma del Margen y el costo que le representa a dicho Tenedor (expresado como una tasa anual) la financiación de su Obligación Negociable durante dicho Período de Renovación de Interés por cualquier medio que el mismo considere apropiado. Cada Tenedor certificará dicho costo para cada Emisora a la mayor brevedad posible (pero en cualquier caso con por lo menos dos Días Hábiles de anticipación al cierre de dicho Período de Renovación de Interés).

(b) Protección de la Moneda .... Todos los pagos de capital e interés en virtud de las Obligaciones Negociables se efectuarán en Dólares Estadounidenses. Las Emisoras acuerdan que, en el

caso de que existiera cualquier restricción o prohibición respecto del acceso al mercado cambiario argentino en una Fecha de Pago de Interés respecto de las Obligaciones Negociables, pagarán en forma solidaria todos los montos adeudados en virtud de las Obligaciones Negociables ya sea a través de (i) la compra, con Pesos, de títulos valores o bonos públicos o privados emitidos por la Argentina y denominados en Dólares Estadounidenses, y la transferencia y venta de dichos instrumentos en el exterior a cambio de Dólares Estadounidenses o (ii) cualquier otro mecanismo legal existente en la Argentina para la compra de Dólares Estadounidenses (tal como la adquisición de dicha moneda en cualquier mercado cambiario salvo a través del mercado cambiario argentino), en la fecha de vencimiento de un pago respecto de las Obligaciones Negociables. Todos los costos e impuestos relativos a las operaciones mencionadas en los puntos (i) y (ii) anteriores estarán a cargo de las Emisoras en forma solidaria. Ninguna de las disposiciones incluidas en el presente párrafo menoscabará los derechos de los Tenedores en virtud de las Obligaciones Negociables, y ninguna de las disposiciones incluidas en la presente Sección será interpretada en el sentido de que la misma faculta a las Emisoras a negarse a efectuar los pagos en virtud de las Obligaciones Negociables con Dólares Estadounidenses por cualquier motivo (a excepción del pago total y final en efectivo con Dólares Estadounidenses de todos los montos adeudados en virtud de las Obligaciones Negociables y el Contrato de Fideicomiso) incluyendo, en forma meramente enunciativa, los siguientes: (a) la compra de Dólares Estadounidenses en la Argentina por cualquier medio se tornara más onerosa o gravosa para las Emisoras que en la Fecha de Emisión y (b) se modificara la paridad cambiaria entre la moneda argentina y el Dólar Estadounidense establecida por la Ley N° 23.928.

(c) Mayores costos .... (a) En caso que, ya sea como consecuencia de (i) la introducción de cualquier modificación a una ley o regulación o a un cambio en la interpretación de la misma (incluyendo, en forma meramente enunciativa, la imposición de cualquier Requisito de Reserva de Euros superior a cero) o (ii) el cumplimiento de cualquier pauta o requisito establecido por cualquier Autoridad Gubernamental (tenga o no fuerza de ley y ya sea que se aplique a un Tenedor en forma personal o como miembro de un grupo consolidado), se produjera un incremento de los costos del Tenedor relativos a la financiación, posesión, tenencia o mantenimiento de sus Obligaciones Negociables o una reducción en el monto de cualquier suma recibida o a ser recibida por dicho Tenedor en virtud de las Obligaciones Negociables, por un monto considerado sustancial por dicho Tenedor, dentro de los quince

(15) días posteriores a la recepción por parte de las Emisoras de una solicitud escrita enviada por dicho Tenedor en virtud del punto (c), las Emisoras deberán pagar solidariamente a dicho Tenedor, en forma periódica, los montos adicionales que resulten suficientes para compensar a dicho Tenedor por dicho costo incrementado o reducción a partir de la fecha que resulte posterior entre la fecha en que dicho Tenedor sufre dicho costo incrementado o reducción y la fecha de recepción de la notificación establecida en el punto (c) por medio de la cual el Tenedor exige el pago ("Otras Sumas Adicionales"). Junto con dicha notificación, el Tenedor entregará un certificado en el que conste el monto de dicho incremento o reducción y se establezcan con razonable detalle las circunstancias que originaron la solicitud, presentado al Fiduciario para su entrega a cada una de las Emisoras por dicho Tenedor; dicho certificado constituirá, para todo fin, prueba *prima facie*, en ausencia de error manifiesto.

(b) Antes de solicitar la compensación de Otras Sumas Adicionales en virtud del punto (a), cada Tenedor de Obligaciones Negociables empleará sus mejores esfuerzos a fin de minimizar o eliminar dicha compensación a través de la transferencia de sus Obligaciones Negociables a una Oficina de Tenencia diferente o a otra Persona si dicha transferencia evitaría o minimizara la necesidad de compensar dichas Otras Sumas Adicionales y, a criterio de dicho Tenedor, no resultara de otro modo desventajosa para dicho Tenedor.

(c) Cada Tenedor de Obligaciones Negociables notificará inmediatamente al Fiduciario a fin de que le comunique a cada una de las Emisoras todo supuesto del cual tenga conocimiento, que tenga lugar con posterioridad a la fecha del presente, que faculte a dicho Tenedor de Obligaciones Negociables a solicitar la compensación en virtud del punto (a) y avisará a las Emisoras mediante dicha notificación, o mediante una notificación posterior, si exigirá que las Emisoras paguen Otras Sumas Adicionales respecto de dicho supuesto.

(d) Tasa de Interés Punitorio . . . .

Si alguna de las Emisoras no abonara una suma respecto de las Obligaciones Negociables cuando la misma se torne exigible (ya sea a su vencimiento establecido, mediante aceleración del vencimiento o de otro modo), dicho monto vencido devengará interés desde su fecha de vencimiento hasta la fecha de su pago efectivo (después así como también antes de la sentencia) a una tasa anual equivalente a la tasa anual determinada en forma periódica por el Agente de Cálculo del total de (i) 2%, (ii) el Margen y (iii) la tasa LIBOR, determinada como si se efectuara un adelanto del monto de dicho monto impago respecto

de un Período de Renovación de Interés con una duración (que no podrá superar los tres meses) que elija el Agente de Cálculo. En la máxima medida en que lo permita la legislación aplicable, el interés sobre dichos montos impagos será calculado al cierre de cada período que establezca el Agente de Cálculo.

(e) Disposiciones relativas al rescate adicional respecto de las Obligaciones Negociables . . . .

(i) General. Sin perjuicio de las disposiciones de la Sección 2(b) de los Términos y Condiciones adjuntos al Contrato de Fideicomiso como Anexo B, el rescate de capital a ser efectuado en las Fechas de Pago de Interés que tengan lugar en diciembre de 2002, junio de 2003 y diciembre de 2003 en virtud de la Sección 9 del presente Suplemento, o en cualquier otro caso en que se autorice un rescate parcial del capital de las Obligaciones Negociables, se efectuará contra presentación de las Obligaciones Negociables, sin necesidad de entregar las mismas. Sin embargo, en caso de rescate parcial de las Obligaciones Negociables, el Fiduciario deberá endosar (o solicitar al Depositario o Depositarios relevantes que endosen) el anexo adjunto a la Obligación Negociables Global correspondiente, a fin de reflejar el monto de capital total de las Obligaciones Negociables En Circulación después de dicho rescate. Asimismo, no obstante las disposiciones incluidas en la Sección 4(b) de los Términos y Condiciones adjuntos al Contrato de Fideicomiso como Anexo B, el rescate de las Obligaciones Negociables puede efectuarse en una fecha que no sea una Fecha de Pago de Interés sujeto a las disposiciones establecidas más adelante en el inciso (iv) y no obstante las disposiciones incluidas en la Sección 4(c) de los Términos y Condiciones adjuntos al Contrato de Fideicomiso como Anexo B, en el caso de un rescate parcial (salvo en virtud de las secciones "Rescate por razones regulatorias" o "Rescate por parte de la Emisora en el supuesto de incremento de los costos" establecidas más adelante), las Obligaciones Negociables a ser rescatadas serán elegidas en forma proporcional por el Fiduciario.

(ii) Rescate por motivos regulatorios. En caso de que la adopción de una ley, norma o regulación aplicable o la modificación de una ley, norma o regulación aplicable o la modificación de la interpretación o implementación de la misma por parte de una Autoridad Gubernamental encargada de su interpretación o implementación, o el cumplimiento por parte de un Tenedor de Obligaciones Negociables de un requisito o directiva (tenga o no fuerza de ley) de dicha Autoridad Gubernamental, en cada caso emitido con posterioridad a la Fecha de Emisión, tornara ilegal o imposible para un Tenedor de Obligaciones Negociables continuar con la tenencia, posesión,

mantenimiento o financiación de sus Obligaciones Negociables y dicho Tenedor notificara tal circunstancia al Fiduciario, el Fiduciario notificará inmediatamente a las Emisoras. Si dicho Tenedor determinara que no puede continuar legalmente con el mantenimiento y financiación de sus Obligaciones Negociables hasta el vencimiento y así lo estableciera en dicha notificación, las Emisoras cancelarán íntegramente, en la fecha establecida en la misma, el capital En Circulación en ese momento de cada una de dichas Obligaciones Negociables, junto con el interés devengado respecto de las mismas, cuando sean presentadas por su Tenedor. Si fuera legal para dicho Tenedor mantener su Obligación Negociable hasta la siguiente Fecha de Pago de Interés correspondiente a la misma, dicha cancelación será exigible en dicha Fecha de Pago de Interés. Si, por el contrario, dicho Tenedor determinara que no es legal continuar manteniendo dicha Obligación Negociable, la cancelación se efectuará dentro de los quince (15) días posteriores a la fecha de recepción de dicha notificación por cada una de las Emisoras, estipulándose, sin embargo, que dicho Tenedor de Obligaciones Negociables empleará sus esfuerzos razonables a fin de evitar dicha ilegalidad o imposibilidad a través de, entre otras cosas, la transferencia de sus Obligaciones Negociables a una Oficina de Tenencia diferente o a otra Persona si dicha transferencia evitaría dicha ilegalidad o imposibilidad y, a criterio de dicho Tenedor, no resultara de otro modo desventajosa para dicho Tenedor. Cada una de las Emisoras acuerda abonar todos los costos y gastos razonables que hayan sido incurridos por dicho Tenedor en relación con la transferencia en cuestión.

(iii) **Rescate en caso de una Financiación Calificada o de una Venta de Activos.** Dentro de los 3 días contados a partir de que cualquiera de las Emisoras reciba los Fondos Netos Disponibles derivados de una Financiación Calificada o de una Venta de Activos (según se define más adelante en el punto xiv), las mismas rescatarán la totalidad o una parte de las Obligaciones Negociables En Circulación, en forma proporcional y de conformidad con las disposiciones relativas a la selección de las Obligaciones Negociables a ser rescatadas establecidas en el Contrato de Fideicomiso, por el monto de capital, junto con el interés devengado a la fecha establecida para el rescate, por un monto equivalente al 100% de los Fondos Netos Disponibles o, en el caso de una Venta de Activos, el Monto Excedente (según se define más adelante en el punto (xiv). Las Emisoras deberán enviar una notificación irrevocable de dicho rescate a los Tenedores con una anticipación que no podrá ser superior a quince (15) días ni inferior a tres (3) días.

(iv) Rescate a opción de las Emisoras en el supuesto de incremento de los costos. Una vez que las Emisoras hayan recibido la notificación del Fiduciario descripta anteriormente en el punto (c) de la sección "Mayores costos", mediante la cual un Tenedor afectado informe acerca de la existencia de circunstancias que ocasionen costos incrementados (según se establece anteriormente en el punto (c) de la sección "Mayores costos"), las Emisoras, luego de notificar previamente por escrito al Fiduciario y a dicho Tenedor con al menos treinta (30) días de anticipación, podrán rescatar la totalidad de las Obligaciones Negociables de dicho Tenedor afectado, más el interés devengado y las demás sumas adeudadas en virtud de las Obligaciones Negociables.

(v) Costos del rescate. Respecto de las Obligaciones Negociables rescatadas a opción de las Emisoras o rescatadas por motivos regulatorios o como consecuencia de una Financiación Calificada, una Venta de Activos o del incremento de los costos, o que se tornaron exigibles y pagaderas por parte de las Emisoras luego de un Caso de Incumplimiento, además del capital de las Obligaciones Negociables y el interés devengado, si la fecha de rescate o la fecha de cancelación fuera diferente a la Fecha de Pago de Interés, las Emisoras pagarán a cada Tenedor cuyas Obligaciones Negociables sean rescatadas o canceladas en la fecha de rescate o cancelación, en forma de una indemnización por otros costos de rescate (sin necesidad de presentar prueba de las pérdidas efectivas), un monto "E", calculado de la siguiente manera:

$$(A - B) \times C \times D/360 = E$$

en donde:

"A" es la tasa de interés correspondiente al Período de Renovación de Interés durante el cual se rescatan o cancelan dichas Obligaciones Negociables;

"B" es la tasa de interés que se determinaría si la fecha de rescate o cancelación de las Obligaciones Negociables fuera el comienzo de un Período de Renovación de Interés respecto de las Obligaciones Negociables con una duración de tres meses (si "D" fuera superior o igual a 75), dos meses (si "D" fuera superior o igual a 45 pero inferior a 75) o un mes (si "D" fuera inferior a 45) en cada caso menos 1/8%;

"C" es el capital de las Obligaciones Negociables de dicho Tenedor sujetas a rescate o cancelación; y

"D" es el número real de días entre la fecha de rescate o cancelación, inclusive, y el inicio del Período de Renovación de Interés inmediato

siguiente, exclusive, si no se rescataran o cancelaran las Obligaciones Negociables,

estipulándose, sin embargo, que no se abonará ningún monto en virtud de el presente punto si "A" es inferior o igual a "B".

(f) Compromisos adicionales aplicables a las Obligaciones Negociables ....

Además de los compromisos de las Emisoras establecidos en el Contrato de Fideicomiso y en los Términos y Condiciones incluidos como Anexo B de dicho contrato, y sólo respecto de las Obligaciones Negociables, cada una de las Emisoras acuerda que mientras alguna de las Obligaciones Negociables permanezca En Circulación o se encuentre pendiente de pago un monto pagadero en virtud de las mismas, cumplirá con los siguientes términos y compromisos:

(i) **Cumplimiento de la ley.** Cada una de las Emisoras cumplirá, y dispondrá que cada una de sus Sociedades Controladas cumpla, con los requisitos de todas las leyes, normas y regulaciones aplicables de cualquier Autoridad Gubernamental con jurisdicción sobre dicha Emisora o Sociedad Controlada o sus respectivas actividades (incluyendo, en forma meramente enunciativa, todas las Leyes Ambientales, Leyes Laborales y aquellas leyes, normas y regulaciones en materia de jubilaciones y seguridad social), salvo cuando el incumplimiento no tuviera en conjunto un Efecto Sustancial Adverso.

(ii) **Mantenimiento de libros.** Cada una de las Emisoras mantendrá, y dispondrá que cada una de sus Sociedades Controladas mantenga, libros contables y cuentas adecuadas en los cuales se efectuaran los asientos correctos de todas las transacciones financieras y activos y operaciones de dicha Emisora o de sus Sociedades Controladas, según corresponda, de conformidad con las Normas Contables Profesionales de la Argentina.

(iii) **Mantenimiento de los bienes.** Cada una de las Emisoras (i) conservará y preservará, y dispondrá que cada una de sus Sociedades Controladas conserve y preserve, todos los bienes útiles y necesarios para el desarrollo de sus actividades en buenas condiciones de uso, excepto por el desgaste normal, (ii) obtendrá y mantendrá, y dispondrá que cada una de sus Sociedades Controladas obtenga y mantenga, todas las servidumbres, Licencias, permisos y otros derechos a fin de llevar a cabo sus actividades en la forma en que las desarrolla a la Fecha de Emisión, y (iii) mantendrá, preservará y protegerá, y dispondrá que cada una de sus Sociedades Controladas mantenga, preserve y proteja, todas las franquicias, licencias, derechos de propiedad intelectual, patentes y marcas que resulten sustanciales para sus

actividades; estipulándose que ninguna disposición del presente punto impedirá a las Emisoras o a sus respectivas Sociedades Controladas interrumpir la operación o el mantenimiento de dichos bienes si dicha interrupción, según lo establezca de buena fe el Directorio de la Emisora o de dicha Sociedad Controlada, resultara en el mejor interés de dicha Emisora o de dicha Sociedad Controlada, y fuera aconsejable respecto de la realización de las actividades de dicha Emisora y de sus Sociedades Controladas consideradas en su totalidad, y no resulta adversa en ningún aspecto sustancial respecto de los Tenedores.

(iv) Seguros. Cada una de las Emisoras mantendrá en vigencia un seguro con compañías aseguradoras financieramente sólidas y de reconocido prestigio a nivel mundial respecto de todos los bienes útiles y necesarios para el desarrollo de sus actividades, por al menos aquellos montos y respecto de aquellos riesgos que puedan requerir las regulaciones argentinas aplicables (incluyendo, en forma meramente enunciativa, las regulaciones aprobadas por el ENARGAS) y entregará al Fiduciario o cualquiera de los Tenedores, mediante solicitud escrita, información completa respecto del seguro contratado; en particular, cada una de las Emisoras cumplirá, y estará de acuerdo con cualquier disposición, norma o regulación, actual o futura, sea obligatoria o no, emitida por la Autoridad Gubernamental correspondiente en materia de seguros.

(v) Pago de Impuestos. Cada una de las Emisoras presentará todas las declaraciones juradas u otra información impositiva relacionada exigidas por una Autoridad Gubernamental y pagará a su vencimiento, y dispondrá que cada una de sus Sociedades Controladas pague a su vencimiento, todos los Impuestos aplicables a la misma o a sus ganancias, ingresos o bienes, salvo aquellos que sean objetados de buena fe a través de los procedimientos adecuados y respecto de los cuales dicha Emisora o Sociedad Controlada, según corresponda, haya establecido las correspondientes reservas de conformidad con las Normas Contables Profesionales de la Argentina.

(vi) Uso de los fondos. Las Emisoras emplearán la totalidad de los fondos netos derivados de la emisión de las Obligaciones Negociables para cancelar la emisión de obligaciones negociables de valor nominal U$S 130.000.000 al 9,25% con vencimiento 15 de diciembre de 2001. Cada una de las Emisoras garantiza y acuerda, asimismo, que no se empleará ninguna parte de los fondos derivados de las Obligaciones Negociables para "comprar" o "mantener" "acciones de margen" de acuerdo con los

respectivos significados que se les asigna a dichos términos en la Regulación U vigente actualmente o en el futuro.

(vii) Inspección de las instalaciones, libros y registros. Cada una de las Emisoras permitirá, y hará que cada una de sus Sociedades Controladas permita, en todo momento razonable y oportunamente durante las horas normales de actividad, que el Fiduciario o cualquier Tenedor que posea por lo menos U$S 1.000.000 del capital de las Obligaciones Negociables, según corresponda, visite sus instalaciones y examine y tome notas de sus libros y registros contables y realice copias de los mismos y que analice sus respectivas actividades, finanzas y cuentas con sus respectivos funcionarios y contadores independientes.

(viii) Fusiones. Mientras se encuentre pendiente un monto adeudado en virtud de las Obligaciones Negociables, ninguna de las Emisoras se fusionará con otra Persona, ni será absorbida o liquidada por la misma, ni transferirá, locará o de otro modo enajenará (ya sea mediante una única transacción o una serie de transacciones) la totalidad o una parte de sus activos (ya sea que los posea actualmente o los adquiera en el futuro), ni adquirirá la totalidad o una parte sustancial de los activos de otra Persona, ni permitirá que sus Sociedades Controladas lo hagan (salvo en el caso de una Sociedad Controlada cuyos estados contables se consolidan con los de la Emisora, la cual podrá fusionarse con dicha Emisora o con otra Sociedad Controlada de la misma o ser absorbida o liquidada por la misma), a menos que (i) en el caso de dicha fusión, liquidación o absorción, cualquiera de las Emisoras resulte la sociedad sobreviniente (incluso en el caso de una fusión o absorción entre las Emisoras) o la sociedad sobreviniente asuma expresamente el cumplimiento de todas las obligaciones de la Emisora en virtud del presente y de las Obligaciones Negociables, incluyendo el pago en tiempo y forma de todos los montos adeudados en virtud de las mismas, con los mismos efectos que hubiera tenido si hubiera sido nombrada en las Obligaciones Negociables como Emisora; (ii) la sociedad sucesora de la Emisora correspondiente tenga una calificación de su deuda *senior* con garantía común de al menos dos calificadoras internacionales equivalente o superior a la calificación de la deuda *senior* con garantía común de la Emisora con anterioridad a dicha fusión o absorción, (iii) no haya tenido lugar o pudiera tener lugar un Incumplimiento o un Caso de Incumplimiento como consecuencia de dicha fusión, liquidación o absorción, y (iv) la correspondiente Emisora entregue al Fiduciario un Certificado de un Funcionario y una opinión de los asesores legales

independientes mediante los cuales se establezca que dicha fusión, absorción, venta, transferencia u otro de tipo de disposición o enajenación cumple con las Obligaciones Negociables, el Contrato de Fideicomiso y la legislación aplicable, y que se han cumplido todas las condiciones suspensivas allí incluidas respecto de la transacción.

(ix) **Limitación a las transacciones con Sociedades Relacionadas.** Mientras se encuentre pendiente un monto adeudado en virtud de las Obligaciones Negociables, ninguna de las Emisoras realizará una transacción (o una serie de transacciones relacionadas), ni permitirá que ninguna de sus Sociedades Controladas realice una transacción (o una serie de transacciones relacionadas) con una Sociedad Relacionada de dicha Emisora, ya sea en forma directa o indirecta, a menos que la misma se realice y se lleve a cabo de buena fe en términos no menos favorables para dicha Emisora o para dicha Sociedad Controlada que aquellos que podrían haberse obtenido en una transacción realizada en condiciones de igualdad con una sociedad que no es una Sociedad Relacionada de dicha Emisora.

(x) **Limitación a los Pagos Restringidos.** Mientras se encuentre pendiente un monto adeudado en virtud de las Obligaciones Negociables, ninguna de las Emisoras, ya sea en forma directa o indirecta, declarará o pagará dividendos ni efectuará ninguna distribución respecto de su Capital Accionario (salvo los dividendos o las distribuciones (a) pagaderos solamente en acciones u otros derechos del Capital Accionario de la Emisora o de dicha Sociedad Controlada y (b) sobre las acciones ordinarias de dicha Sociedad Controlada pagaderos o efectuadas en forma proporcional a los tenedores de dichas acciones ordinarias), ni comprará, rescatará, retirará, cancelará en forma anticipada ni de otro modo adquirirá a título oneroso sus propias acciones, ni efectuará una distribución de sus activos, Capital Accionario, *warrants*, derechos, opciones, obligaciones o títulos valores a sus accionistas, ni permitirá que cualquiera de sus Sociedades Controladas compre, rescate, retire, cancele en forma anticipada o de otro modo adquiera a título oneroso el Capital Accionario de dicha Emisora o los *warrants*, derechos u opciones de adquirir dicho Capital Accionario en ningún caso, salvo por un monto que no podrá exceder las ganancias no asignadas consolidadas y las ganancias consolidadas de la Emisora y, en ese caso, sólo si luego de dar efecto pro forma a dicha operación, no tuviera lugar un Incumplimiento o Caso de Incumplimiento como consecuencia de la misma.

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(xi) **Cambio en la naturaleza de las actividades.** Mientras se encuentre pendiente un monto adeudado en virtud de las Obligaciones Negociables, ninguna de las Emisoras, modificará, ni permitirá que sus Sociedades Controladas modifiquen, la naturaleza de las actividades que dicha Sociedad y sus Sociedades Controladas, consideradas como una sola empresa, llevan a cabo a la Fecha de Emisión.

(xii) **Indice máximo de Deuda Consolidada sobre EBITDA.** En ningún momento, las Emisoras permitirán que el índice de su (i) Deuda Consolidada a la fecha de determinación sobre (ii) EBITDA para los cuatro trimestres consecutivos inmediatamente anteriores a la fecha de determinación supere 2,5 sobre 1.

(xiii) **Indice mínimo de Cobertura de Interés.** En ningún momento, las Emisoras permitirán que el índice de su (i) EBITDA para los cuatro trimestres finalizados inmediatamente antes de la fecha de determinación sobre (ii) los Gastos de Interés Consolidados para los cuatro trimestres finalizados inmediatamente antes de las fecha de determinación, sea inferior a 3,5 sobre 1.

(xiv) **Límite de Deuda Consolidada Total a Corto Plazo.** En ningún momento, las Emisoras permitirán que la Deuda Consolidada Total a Corto Plazo exceda los U$S 120.000.000.

(xv) **Limite de deudas adicionales.** En ningún momento, las Emisoras permitirán que los pagos de capital en virtud de la Deuda Consolidada de cada una de ellas considerada en su conjunto (pero excluyendo el monto de capital de las Obligaciones Negociables a ser rescatadas de conformidad con lo dispuesto en el punto (e) anterior) superen (a) U$S 50.000.000 en cada uno de los períodos que comiencen 30 días antes de la Fecha de Pago de Interés que tenga lugar en diciembre de 2002 y que finalicen en dicha Fecha de Pago de Interés, (b) U$S 40.000.000 en cada uno de los períodos que comiencen 30 días antes de la Fecha de Pago de Interés que tenga lugar en junio y diciembre de 2003, respectivamente, y que finalicen en cada una de dichas Fechas de Pago de Interés, o (c) U$S 25.000.000 en cada uno de los períodos que comiencen 30 días antes de la Fecha de Pago de Interés que tenga lugar en junio de 2004 y que finalicen en dicha Fecha de Pago de Interés.

(xvi) Venta de Activos. Ninguna de las Emisoras venderá, locará, transferirá o de otro modo enajenará activos o derechos (salvo en el curso normal de las operaciones), ni permitirá que lo hagan sus Sociedades Controladas, ya sea (a) en una única transacción que tenga un valor justo de mercado superior a U$S 5 (cinco) millones o (b) en una serie de transacciones en cualquier período de doce meses que en su totalidad tengan un valor justo de mercado de U$S 10.000.000 (cada una de las anteriores, una "**Venta de Activos**"), a menos que los Fondos Netos Disponibles derivados de dicha Venta de Activos que superen los respectivos montos establecidos anteriormente (los "**Montos Excedentes**") se empleen para rescatar las Obligaciones Negociables de conformidad con las disposiciones en materia de rescate establecidas en el presente Suplemento o, de otro modo, dicha Venta de Activos sea aprobada por escrito por el Fiduciario o los Tenedores de más del 50% del capital de las Obligaciones Negociables En Circulación en ese momento.

(xvii) **Otra información**. Cada una de las Emisoras: (i) entregará inmediatamente al Fiduciario todas la notificaciones, informes u otra información exigida en virtud de una ley, regulación, resolución o de otro tipo de disposición de cualquier bolsa de comercio aplicable que deban ser entregados por cada una de las Emisoras a sus accionistas en general (o a una clase de los mismos) y todas las notificaciones, informes u otros documentos relativos a la situación patrimonial o a las obligaciones de deuda de cada una de las Emisoras entregados por las Emisoras, o en representación de las mismas, a los acreedores quirografarios (en su carácter de acreedores); (ii) entregará inmediatamente al Fiduciario aquella información que el mismo requiera en forma razonable y en la forma en que éste lo requiera a fin de poder cumplir en forma adecuada con sus deberes, facultades y discreciones en virtud del Contrato de Fideicomiso; (iii) tan pronto como tenga conocimiento del mismo, informará al Fiduciario del acaecimiento de: (a) el inicio de una acción, arbitraje o procedimiento administrativo ante un tribunal o agencia en el cual el monto reclamado contra una o ambas Emisoras o sus Sociedades Controladas en dicho procedimiento supere U$S 1,0 millón y entregará al Fiduciario, si este lo requiriera, detalles de dicha acción, arbitraje o procedimiento administrativo; (b) todo supuesto que de lugar o que podría dar lugar a un reclamo por parte de las Emisoras en virtud de una póliza de seguro, en el cual el monto de dicho reclamo supere U$S 1,0 millón.

(xviii) Limitaciones a las inversiones. Ninguna de las Emisoras poseerá, realizará o adquirirá inversiones en cualquier Persona, excepto: (i) inversiones en sus Sociedades Controladas y en Personas que llevan a cabo actividades relacionadas con la industria de distribución de gas natural siempre que el valor libro neto total de todas las inversiones permitidas por la presente cláusula (i) no supere en ningún momento U$S 10.000.000 (o su equivalente en otras monedas); (ii) inversiones en efectivo temporarias que venzan dentro del año de su fecha de adquisición por parte de las Emisoras o de sus Sociedades Controladas; y (iii) cualquier inversión no permitida en virtud de las cláusulas anteriores del presente punto si, inmediatamente después de la realización o adquisición de dicha inversión, el valor libro neto total de todas las inversiones permitidas en virtud de la presente cláusula (iii) no supera U$S 5.000.000 (o su equivalente en otras monedas).

(g) Compromisos modificados aplicables a las Obligaciones Negociables ....

Sólo a los fines de las Obligaciones Negociables, los siguientes compromisos se aplican únicamente a las Obligaciones Negociables y reemplazan a los correspondientes compromisos incluidos en el Contrato de Fideicomiso existente.

(i) Estados Contables. Cada una de las Emisoras entregará al Fiduciario: (i) en cuanto se encuentre disponible pero en cualquier caso dentro de los 90 días posteriores al cierre de cada ejercicio de dicha Emisora, una copia del balance consolidado de dicha Emisora y de sus Sociedades Controladas consolidadas, si las hubiera, al último día de dicho ejercicio y de los estados de resultados y de resultados no asignados y variaciones de la situación patrimonial consolidados para dicho ejercicio, certificados por los Auditores; (ii) en cuanto se encuentre disponible pero en cualquier caso dentro de los 60 días posteriores al cierre de cada uno de los tres primeros trimestres de dicha Emisora, una copia del balance consolidado no auditado de la Emisora y de sus Sociedades Controladas consolidadas, si las hubiera, a la fecha de cierre de cada uno de dichos trimestres y de los estados de resultados no auditados y de resultados no asignados y de la variación en la situación patrimonial consolidados de dicha Emisora y sus Sociedades Controladas consolidadas, si las hubiera, durante dicho trimestre y la parte del ejercicio hasta dicha fecha, certificada por el Director Financiero de la Emisora que consigne que los mismos presentan fielmente la situación financiera y los resultados de las operaciones de dicha Emisora y de sus Sociedades Controladas consolidadas, si las hubiera, (sujetos a los ajustes de auditoría normales de fin de año); todos los estados contables mencionados anteriormente deberán ser completos y

correctos en todo aspecto significativo, preparados razonablemente en detalle y de acuerdo con las Normas Contables Profesionales de la Argentina aplicadas consistentemente en todos los períodos allí reflejados y entregados en castellano y (iii) junto con la entrega de los estados contables mencionados anteriormente en las cláusulas (i) y (ii), (A) un certificado del Director Financiero de esa Emisora (i) que declare que, al mejor saber y entender de dicha persona, dicha Emisora, durante dicho período, ha mantenido, observado, realizado y cumplido con todos y cada uno de los compromisos y condiciones del presente y que dicha persona no ha tenido conocimiento de ningún Caso de Incumplimiento, y (ii) que confirme el cumplimiento (o la falta de cumplimiento) de los Compromisos Financieros a la fecha y por el período comprendido por dichos estados contables y se detalle en forma razonable los cálculos necesarios para determinar dicho cumplimiento, y (B) un certificado de los Auditores respecto del cumplimiento (o incumplimiento) de los Compromisos Financieros por parte de cada Emisora.

(ii) **Notificaciones.** Cada una de las Emisoras deberá notificar de inmediato al Fiduciario vía facsímil (con posterior confirmación por escrito) cualquier Caso de Incumplimiento. Cada notificación presentada en virtud de este párrafo deberá estar acompañada por un certificado del Director Financiero de cada una de las Emisoras en el que se especifique lo ocurrido y se indique la medida que la Emisora propone adoptar al respecto.

(iii) **Mantenimiento de la Existencia.** Cada una de las Emisoras mantendrá, y hará que cada una de sus Sociedades Controladas mantenga en todo momento su existencia societaria y mantendrá en plena vigencia todas las licencias y permisos necesarios para la realización adecuada de sus actividades.

(iv) **Restricciones a la Constitución de Gravámenes.** Ninguna de las Emisoras constituirá, ni permitirá que ninguna de sus Sociedades Controladas constituya, asuma o se vea afectada por la existencia de Gravamen alguno sobre cualquiera de sus bienes, activos o ingresos, presentes o futuros, para garantizar Deudas de cualquier otra Persona, a menos que las Obligaciones Negociables se encuentren garantizadas en forma equitativa y proporcional por tales Gravámenes, excepto por: (i) Gravámenes existentes a la Fecha de Emisión de las Obligaciones Negociables; (ii) Gravámenes por impuestos o cualquier otra carga gubernamental aún no vencida o que sean objetados de buena fe mediante procedimientos adecuados; siempre que se constituyan las reservas adecuadas en los libros de esa Emisora o dicha Sociedad Controlada, según sea el caso, de

acuerdo con las Normas Contables Profesionales de la Argentina; (iii) Gravámenes sobre la totalidad o una parte de cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos que garanticen Deudas incurridas o asumidas sólo con el objeto de financiar la adquisición, construcción o instalación de los mismos incurridos concurrentemente o dentro de 90 días posteriores a la finalización de dicha adquisición, construcción, instalación; o Gravámenes sobre cualquier bien, activo (incluyendo sin limitación, participaciones accionarias) o ingresos existentes a la fecha de adquisición de los mismos; (iv) Gravámenes que surjan en el curso normal de las actividades que no garantizan Deudas y que (A) no permanezcan vigentes por un período de más de 60 días, (B) no sean objetados de buena fe mediante procedimientos adecuados, los cuales tengan la intención de impedir la pérdida del derecho o la venta de los bienes o activos sujetos a dicho Gravamen, o (C) garanticen una obligación por un monto inferior a U$S 1.000.000; (v) cualquier embargo o Gravamen judicial, a menos que el juicio que garantice (A) durante los 60 días posteriores al inicio del mismo, no haya sido dejado sin efecto o su ejecución esté suspendida pendiente de apelación, (B) no haya sido dejado sin efecto durante los 60 días posteriores al vencimiento de dicho plazo de suspensión o (C) sea por un monto inferior a U$S 1.000.000; (vi) Gravámenes creados o depósitos realizados para garantizar el cumplimiento de licitaciones, acuerdos comerciales, locaciones, obligaciones estatutarias, fianzas de caución, apelación y cumplimiento y otras obligaciones de similar naturaleza incurridas en el curso normal de las actividades; (vii) cualquier Gravamen impuesto por una disposición obligatoria de ley aplicable que no afecte en forma significativa la capacidad de cualquiera de las Emisoras para cumplir con sus respectivas obligaciones en virtud de las Obligaciones Negociables o el Contrato de Fideicomiso; (viii) Gravámenes distintos a los descriptos en las cláusulas (i) a (vii) mencionadas anteriormente sobre los bienes, activos o ingresos de cualquiera o de ambas Emisoras o cualquiera de sus respectivas Sociedades Controladas que garanticen Deudas por un monto de capital total que no supere U$S 10.000.000 (o su equivalente en otras monedas) pendientes en cualquier momento; y (ix) cualquier extensión, renovación o reemplazo, en todo o en parte, de cualquier Gravamen descripto en las cláusulas (i) a (viii) siempre que (1) dicha extensión, renovación o reemplazo no se extienda a cualquier bien que no sea el originalmente sujeto a los Gravámenes que se extiendan, renueven o reemplacen y (2) no se incremente el monto de capital de la Deuda garantizada por el Gravamen.

(v) Prelación. Cada una de las Emisoras asegurará que sus obligaciones derivadas de las Obligaciones Negociables constituyan en todo momento obligaciones directas, con garantía común e incondicional de la Emisora, las cuales serán tratadas en todo momento en igualdad de condiciones entre sí y con toda otra obligación de la Emisora, presente o futura, con garantía común e incondicional, excepto en la medida en que dicha otra Deuda sea una obligación privilegiada solamente como resultado de las disposiciones legales aplicables. Cada una de las Emisoras será responsable en forma solidaria por el pago del capital, interés, Sumas Adicionales, Otras Sumas Adicionales y cualquier otro monto pagadero conforme a las Obligaciones Negociables.

(vi) Restricciones a los Acuerdos de Leasing con Modalidad *Sale and Lease-Back*. Ninguna de las Emisoras celebrará, ni permitirá que ninguna de sus Sociedades Controladas celebre, ningún Acuerdo de *Leasing* con Modalidad *Sale and Lease-Back* con respecto a cualquier bien a menos que (i) dicho convenio involucre una locación por un período de no más de tres años a cuyo vencimiento caducaría el uso de dicho bien por el locatario; (ii) dicho convenio se lleve a cabo entre las Emisoras, entre cualquiera de las Emisoras o ambas y una Sociedad Controlada, o entre Sociedades Controladas; (iii) las Emisoras o dicha Sociedad Controlada podrán incurrir en Deudas garantizadas con hipotecas sobre el bien al que se refiere el acuerdo por un monto equivalente al menos a la Deuda Atribuible en relación con el Acuerdo de *Leasing* con Modalidad *Sale and Lease-Back* sin al mismo tiempo garantizar en forma equitativa y proporcional las Obligaciones Negociables, conforme a las restricciones a la constitución de Gravámenes establecidas en la cláusula "Restricción a la constitución de gravámenes" anteriormente mencionada; (iv) el producido de dicho convenio es al menos equivalente al valor justo de mercado (determinado de buena fe por el Directorio de cada una de las Emisoras) y las Emisoras destinan un monto equivalente al que resulte mayor entre los fondos netos de dicha venta o la Deuda Atribuible respecto de dicho acuerdo dentro de los 120 días de dicha venta a cualquiera (o una combinación de) (A) la redención (fuera de la redención obligatoria, pago anticipado obligatorio o pago del fondo de amortización o por pago al vencimiento) de deuda por dinero tomado en préstamo de cualquiera o ambas Emisoras o de una Sociedad Controlada (excepto deuda subordinada a las Obligaciones Negociables o deuda con cualquiera de las Emisoras o ambas o una Sociedad Controlada) que venza después de los 12 meses de la creación de dicha deuda o (B) la compra, construcción o desarrollo de otro bien similar; o (v) dicho convenio se celebra dentro de los 90 días

posteriores a la adquisición inicial por tal Emisora o la Sociedad Controlada, según sea el caso, del bien objeto de dicho convenio.

(vii) **Mantenimiento del Indice de Patrimonio Neto sobre Deuda Consolidada.** Ninguna de las Emisoras permitirá, en ningún momento, que su índice de Patrimonio Neto sobre Deuda Consolidada sea inferior a 1 sobre 1.

(viii) **Información.** Mientras alguna de las Obligaciones Negociables permanezca En Circulación y sean "obligaciones negociables restringidas" con el significado que les asigna la Resolución 144 (a)(3) de la Ley de Títulos Valores de los Estados Unidos, cada una de las Emisoras, durante cualquier período en que no esté sujeta a la Sección 13 o 15 (d) de la *United States Securities Exchange Act of 1934* (la "Ley de Mercados de Valores de los Estados Unidos") y sus modificatorias ni se encuentre exenta de los requisitos de información de la Resolución 12g3-2(b) de la misma, pondrá a disposición de cualquier Tenedor de Obligaciones Negociables en relación con cualquier venta y de cualquier comprador potencial de Obligaciones Negociables de dicho Tenedor, en cada caso mediante solicitud escrita del Tenedor a las Emisoras, la información especificada en la Resolución 144A(d)(4) de la Ley de Títulos Valores de los Estados Unidos, que deberá cumplir con los requisitos de la misma. Las Emisoras también deberán cumplir con los requisitos previstos en la Sección 314(a) de la Ley de Fideicomiso de los Estados Unidos.

(h) Definiciones adicionales o modificadas . . . .

"Acciones Preferidas", respecto del Capital Accionario de cualquier Persona, significa el Capital Accionario de cualquier clase o clases (sin importar su designación) que goza de preferencia en cuanto al pago de dividendos o distribuciones, o a la distribución de activos como consecuencia de la liquidación o disolución voluntaria o involuntaria de dicha Persona, respecto de las acciones de Capital de cualquier otra clase de dicha Persona.

"Acuerdo de Moneda" significa respecto de una Persona todo acuerdo de divisas, acuerdo de swap u otro acuerdo similar que tenga por objeto proteger a dicha Persona de las fluctuaciones de los valores de las monedas respecto del cual dicha Persona es parte o beneficiaria.

"Acuerdo de Participación e Indemnidad" significa el acuerdo de participación e indemnidad celebrado por las Emisoras el 6 de diciembre de 1996.

"**Acuerdo de Tasa de Interés**" significa respecto de cualquier Persona, todo acuerdo de protección de tasa de interés, acuerdo de futuros de tasa de interés, acuerdo de opciones de tasa de interés, acuerdo de swap de tasa de interés, acuerdo de tasa de interés máxima (*interest rate cap agreement*), acuerdo de tasa de interés máxima y mínima (*interest rate collar agreement*), acuerdo de cobertura de tasa de interés o cualquier otro acuerdo o arreglo similar que tenga por objeto proteger a dicha Persona de las fluctuaciones de las tasas de interés respecto del cual dicha Persona es parte o beneficiaria.

"**Argentina**" significa la República Argentina.

"**Auditores**" significa Harteneck, López y Cía./PricewaterhouseCoopers u otros contadores públicos independientes reconocidos a nivel mundial elegidos por las Emisoras .

"**Autoridad Gubernamental**" significa toda entidad pública o repartición pública de la Argentina, los Estados Unidos o cualquier país de la Unión Europea, incluyendo, en forma meramente enunciativa, todo banco central, ya sea que el mismo haya sido constituido por una autoridad competente, por el gobierno nacional, estadual o local, o cualquier otra entidad existente en la actualidad o en el futuro, o que, en forma directa o indirecta, pertenezca en la actualidad o en el futuro a una entidad pública o repartición pública, o se encuentre en la actualidad o en el futuro bajo el control de la misma, de la Argentina, los Estados Unidos o cualquier país de la Unión Europea, incluyendo, en forma meramente enunciativa, todo banco central.

"**Capital Accionario**" de cualquier Persona, significa la totalidad de las acciones, participaciones, derechos de compra, *warrants*, opciones o participaciones similares (sin importar su designación) en el capital de dicha Persona, incluyendo toda Acción Preferida, pero excluyendo todos los títulos de deuda convertibles en dichas acciones.

"**Clearstream, Luxemburgo**" significa Clearstream Banking, S.A.

"**Compromisos Financieros**" significa cada uno de los compromisos financieros establecidos en el Contrato de Fideicomiso y en el presente Suplemento.

"**Control**" significa la facultad, directa o indirecta, de dirigir, o de hacer que se dirija, la administración o las políticas de una Persona, ya sea mediante el ejercicio de los derechos de voto, por contrato o de cualquier otro modo. "Controlante" y "Controlada" tienen significados correlativos con lo que antecede.

"Deuda Consolidada Total a Corto Plazo" significa respecto de las Emisoras, a cualquier fecha de determinación, el monto total de capital de la Deuda Consolidada que venza en un plazo de 180 días o menor contado desde la fecha en la cual cada una de las Emisoras incurrió en la misma.

"Día Bancario en Londres" significa cualquier día en el cual se pueden negociar los depósitos en Dólares estadounidenses en el mercado interbancario y en los bancos comerciales de Londres y en el cual se encuentran abiertos en Londres los mercados de divisas.

"EBITDA" respecto de cualquier período significa la suma de la ganancia operativa consolidada, más la suma de: (a) el costo de depreciación de una Emisora y de sus Sociedades Controladas Consolidadas (en la medida deducida del cálculo de la ganancia operativa consolidada), y (b) el costo de amortización de dicha Emisora y de sus Sociedades Controladas Consolidadas (en la medida deducida del cálculo de la ganancia operativa consolidada) en cada caso de dicho período.

"Efecto Sustancial Adverso" significa todo efecto sustancial adverso de cualquier tipo respecto de (i) los bienes, la situación (patrimonial o de otra naturaleza), la actividad, las operaciones o las perspectivas de cualquiera de las Emisoras y sus respectivas Sociedades Controladas consideradas en su conjunto o (ii) la capacidad de cualquiera de las Emisoras de efectuar cualquier pago o de cumplir con cualquiera de sus obligaciones sustanciales en virtud del Contrato de Fideicomiso y de las Obligaciones Negociables, o (iii) los derechos y recursos del Fiduciario o de los Tenedores en virtud del Contrato de Fideicomiso, las Obligaciones Negociables o la Garantía de Riesgo País.

"ENARGAS" significa el Ente Nacional Regulador de Gas en la Argentina.

"Euroclear" significa Euroclear Bank S.A./N.V, en su carácter de operador del Sistema Euroclear.

"Financiación Calificada" significa la venta o emisión por parte de cualquiera de las Emisoras de sus obligaciones negociables cuyo vencimiento supere el año desde la fecha de emisión o de títulos valores, en cada caso de conformidad con una colocación privada o pública o de cualquier otro modo.

"Fondos Netos Disponibles" significa, respecto de cualquier Financiación Calificada o Venta de Activos, los fondos brutos en efectivo recibidos por cualquiera de las Emisoras en relación con dicha Financiación

Calificada o Venta de Activos, netos de todos los honorarios y comisiones, honorarios y gastos legales y contables y demás costos y gastos relacionados con dicha Financiación Calificada o Venta de Activos.

"**Garantía**" significa toda obligación, eventual o de cualquier otro tipo, de cualquier Persona que garantice en forma directa o indirecta una Deuda de cualquier otra Persona; estipulándose, sin embargo que el término "Garantía" no incluirá endosos para fines de cobranza o depósito en el curso normal de las operaciones. El término "Garantizar" tiene el correspondiente significado.

"**Gastos de Interés Consolidados**" significa, respecto de cualquier período, el gasto total de interés de cada Emisora y de sus Sociedades Controladas Consolidadas, más, en la medida no incluida en dicho gasto total de interés, y en la medida en que hayan sido incurridos por dicha Emisora o sus Sociedades Controladas, sin duplicación, (i) todo gasto de interés atribuible a las Obligaciones de Locación Capitalizada, (ii) toda amortización de una deuda con descuento de emisión original, (iii) comisiones y descuentos adeudados respecto de cartas de crédito y de aceptaciones de financiaciones bancarias, (iv) costos netos relacionados con los Acuerdos de Tasas de Interés o los Acuerdos de Moneda celebrados respecto de la Deuda de dicha Emisora o de sus Sociedades Controladas (incluyendo la amortización de honorarios), y (v) el interés devengado respecto de cualquier Deuda de cualquier otra Persona en la medida en que dicha Deuda se encuentre Garantizada por dicha Emisora o por cualquiera de sus Sociedades Controladas (o garantizada por los activos de las mismas) y en la medida en que dicho interés no haya sido abonado al vencimiento (luego de transcurrido todo período de gracia).

"**Garantía de Riesgo País**" significa la Garantía de Riesgo País otorgada por Camuzzi Gazometri y Sempra a favor del Fiduciario y de los Tenedores el [__] de diciembre de 2001.

"**Inversión**" respecto de cualquier Persona, significa todo préstamo, adelanto u otro tipo de crédito directo o indirecto (incluyendo, en forma meramente enunciativa, mediante una Obligación Eventual) o aporte de capital (mediante transferencias de dinero en efectivo o de cualquier otro bien a terceros o pagos a cambio de bienes o servicios a cuenta de terceros, o de cualquier otro modo) o la compra o adquisición de Capital Accionario, bonos, obligaciones negociables, debentures u otro tipo de títulos valores o instrumentos representativos de Deuda emitidos por cualquier otra Persona, pero no incluirá créditos por ventas derivados del curso

normal de las operaciones en términos crediticios generalmente a disposición de los clientes de dicha Persona.

"**Junta de Gobernadores**" significa la Junta de Gobernadores del Sistema de Reserva Federal de los Estados Unidos.

"**Ley Laboral**" significa todas las leyes, decisiones judiciales, regulaciones, ordenanzas, normas, sentencias, ordenes, decretos, códigos, medidas, permisos, concesiones, franquicias, licencias, acuerdos y demás restricciones gubernamentales relacionadas con la seguridad y salud en el trabajo, las relaciones laborales, los beneficios de los empleados o cualquier otro aspecto de la relación laboral y el mantenimiento por parte de la Emisora de las instalaciones donde se lleva a cabo el trabajo.

"**Leyes Ambientales**" significa todas las leyes, decisiones judiciales, regulaciones, ordenanzas, normas, sentencias, órdenes, decretos, códigos, medidas, permisos, concesiones, franquicias, licencias, acuerdos y demás restricciones gubernamentales relacionadas con el medio ambiente o el efecto del mismo respecto de la salud de los seres humanos o con la emanaciones, descargas o liberaciones de contaminantes, Sustancias Peligrosas o desechos en el medio ambiente, incluyendo, en forma meramente enunciativa, el aire ambiental, aguas superficiales, aguas profundas, o la tierra o relacionadas de cualquier otro modo con la fabricación, procesamiento, distribución, uso, tratamiento, almacenamiento, disposición, transporte o manejo de contaminantes, Sustancias Peligrosas o desechos o con la eliminación o cualquier otro tipo de solución respecto de los mismos.

"**LIBOR**" significa respecto de cualquier Período de Renovación de Interés y en relación con cualquier monto pendiente u otro monto respecto del cual se debe determinar una tasa de interés en virtud de las Obligaciones Negociables, la tasa anual ofrecida por el mercado interbancario de Londres para los depósitos en Dólares Estadounidenses a plazos similares al correspondiente Período de Renovación de Interés que figure en la pantalla de Bloomberg British Bankers Association (o en aquella otra pantalla, página o servicio que pueda reemplazar a la misma a fin de publicar las tasas interbancarias ofrecidas en Londres para depósitos denominados en Dólares Estadounidenses de los bancos de referencia) a las 11 (hora de Londres) dos días Hábiles Bancarios en Londres anteriores al inicio de dicho Período de Renovación de Interés.

"**Licencias**" significa las licencias exclusivas por un plazo de 35 años pertenecientes a las Emisoras otorgadas en 1992 por las Autoridades Gubernamentales de la Argentina en virtud del Decreto N° 2.255/92 para la explotación del servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas.

"**Obligación de Locación Capitalizada**" de cualquier Persona significa la obligación de pagar la renta o de efectuar el pago de cualquier otra suma adeudada en virtud de una locación (o cualquier otro arreglo de Deuda que transfiera el derecho de uso) de bienes muebles o inmuebles de dicha Persona, la cual debe ser clasificada e imputada como locación capitalizada a los fines de los informes financieros de conformidad con las Normas Contables Profesionales de la Argentina, y el monto de la Deuda representado por dicha obligación será el valor actual capitalizado de dicha obligación determinado de conformidad con las Normas Contables Profesionales de la Argentina; el vencimiento establecido de la misma será la fecha del último pago de la renta o de cualquier otro monto adeudado en virtud de dicha locación con anterioridad a la primera fecha en la cual el locatario puede rescindir la locación sin que deba efectuar ningún pago en carácter de penalidad.

"**Oficina de Tenencia**" significa una oficina o sucursal determinada a través de la cual el Tenedor posee una Obligación Negociable.

"**Otras Sumas Adicionales**" se encuentra definido en la sección "Mayores costos" incluida en el presente Suplemento.

"**Regulación U**" significa la Regulación U de la Junta de Gobernadores vigente oportunamente.

"**Requisitos de Reserva de Euros**" significa, respecto de cualquier día, la totalidad (sin duplicación) de las tasas (expresadas como fracciones decimales) de los requisitos de reserva vigentes en dicho día (incluyendo, en forma meramente enunciativa, las reservas básica, complementarias, marginales o de emergencia en virtud de las regulaciones de la Junta de Gobernadores o cualquier otra Autoridad Gubernamental con jurisdicción respecto de dichas reservas) relacionados con los requisitos de reserva estipulados para financiaciones en euros (en la actualidad denominados "Obligaciones en Euros" en la Regulación D de la Junta de Gobernadores) que mantiene un miembro del banco del Sistema de Reserva Federal de los Estados Unidos.

"Sociedad" significa una sociedad anónima, sociedad de responsabilidad limitada, sociedad por acciones, asociación, la Emisora o un *business trust*.

"Sustancias Peligrosas" significa toda sustancia, material o desecho tóxico, radioactivo, cáustico o de otro modo peligroso, incluyendo el petróleo y sus derivados y demás hidrocarburos, o toda sustancia con elementos constitutivos que presenten cualquiera de las características anteriores reguladas en virtud de la Ley Ambiental.

(i) Casos de incumplimiento aplicables a las Obligaciones Negociables ....

Sólo a los fines de las Obligaciones Negociables, los siguientes serán los únicos Supuestos de Incumplimiento aplicables a las mismas, los cuales reemplazan, a todos los fines, al listado de supuestos establecidos en el Contrato de Fideicomiso y en los Términos y Condiciones adjuntos al mismo como Anexo B (estipulándose que las restantes disposiciones de la Sección 7 de los Términos y Condiciones, a excepción de la lista de supuestos reemplazada por el presente, continuarán plenamente vigentes respecto de las Obligaciones Negociables).

(a) incumplimiento por una o ambas Emisoras de la obligación de pagar la totalidad o cualquier cuota de capital (incluyendo cualesquiera Sumas Adicionales u Otras Sumas Adicionales (según se define anteriormente en "Mayores costos")) de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles, ya sea al vencimiento, por declaración o de otro modo; o

(b) incumplimiento por una o ambas Emisoras de la obligación de pagar el interés (incluyendo Sumas Adicionales u Otras Sumas Adicionales (según se define anteriormente en "Mayores costos")) respecto de cualquiera de las Obligaciones Negociables cuando dichas sumas sean pagaderas y exigibles; y la continuidad de dicho incumplimiento durante tres días; o

(c) incumplimiento por una o ambas Emisoras de la debida observancia o cumplimiento de cualquiera de las obligaciones previstas en las Obligaciones Negociables (con excepción de las mencionadas en los puntos (i) y (ii) precedentes) o en el Contrato de Fideicomiso, durante un período de 30 días luego de que cualquier Tenedor de Obligaciones Negociables haya notificado por escrito al respecto a cada una de las Emisoras con copia al Fiduciario; o

(d) cualquier hecho o situación que (i) produjera la aceleración del vencimiento de cualquier Deuda, cuyo capital total sea de US$ 10.000.000 (o su equivalente en otras monedas) o superior, de cualquiera o ambas

Emisoras o de cualquiera de sus respectivas Sociedades Controladas o (ii) permita o, por el transcurso del tiempo o la notificación, o ambas circunstancias, permitiera al tenedor de dicha Deuda o a cualquier Persona que actúa en nombre de dichos tenedores, acelerar el vencimiento de las mismas; o

(e) el incumplimiento por cualquiera o ambas Emisoras respecto del pago de cualquier Deuda, cuyo capital total sea de U$S 10.000.000 (o su equivalente en otras monedas) o superior, si el mismo venciera y fuera pagadero y dicho incumplimiento persistiera más allá del período de gracia, si lo hubiera, originalmente aplicable al mismo; o

(f) cualquier hecho o situación que provocase la revocación por parte de una Autoridad Gubernamental de las Licencias otorgadas a cualquiera o a ambas Emisoras, salvo que dicha revocación no interfiera en la facultad que posean ambas Emisoras para operar conforme a los términos y condiciones de dichas Licencias que les permiten proveer exclusivamente el servicio público de distribución y comercialización de gas en sus respectivas áreas geográficas; o

(g) se hubieran dictado en contra de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas sentencias definitivas, decretos u ordenanzas por un tribunal competente que no fueran o no pudieran ser apeladas, para el pago de dinero, de manera individual o por una suma total, superior a U$S 10.000.000 (o su equivalente en otras monedas) y hubieran transcurrido 60 días desde la fecha de dichas sentencias definitivas, decretos u ordenanzas sin que las mismas hubieran sido cumplidas, descargadas o se hubiera suspendido su ejecución; o

(h) cualquiera o ambas Emisoras o cualquiera de sus respectivas Sociedades Controladas (i) solicitara o aceptara la designación de un administrador, síndico, liquidador, u otro funcionario similar para los bienes de dicha Emisora o Sociedad Controlada, (ii) fuera incapaz o admitiera por escrito su incapacidad general de pagar sus deudas al vencimiento, (iii) efectuara una cesión general en beneficio de los acreedores de dicha Emisora o Sociedad Controlada; (iv) fuera declarada en insolvencia o quiebra; (v) presentara una solicitud voluntaria de quiebra o una petición o una contestación con el fin de lograr una reorganización o un acuerdo con los acreedores o un concurso preventivo de acreedores judicial o extrajudicial o con el fin de hacer uso de cualquier ley de insolvencia aplicable, (vi) presentara cualquier contestación mediante la cual se admita la pretensión esencial de una demanda presentada contra dicha Emisora o

Sociedad Controlada en cualquier proceso de quiebra, reorganización o insolvencia; o (vii) tomara cualquier medida societaria a fin de dar efecto a cualquiera de las situaciones precedentes o equivalentes de las mismas según la legislación argentina; o

(i) sin su solicitud, aprobación o consentimiento, se iniciara en cualquier tribunal competente una acción tendiente a obtener, respecto de cualquiera o ambas Emisoras o de cualquiera de sus respectivas Sociedades Controladas, la declaración de quiebra, reorganización, disolución, liquidación, concordato o acuerdo con los acreedores, reajuste de la deuda, designación de un síndico, administrador, liquidador o funcionario similar de dicha Emisora o Sociedad Controlada o de todo o cualquier parte sustancial de los activos de la misma o cualquier otro recurso similar respecto de dicha Emisora o Sociedad Controlada en virtud de cualquier ley aplicable en materia de quiebra o insolvencia; y ya sea que (i) dicha acción no fuera activamente impugnada de buena fe por dicha Emisora o Sociedad Controlada, o (ii) cualquier tribunal competente dictara una orden, sentencia o decreto para ejecutar lo establecido anteriormente, la cual permaneciera vigente por un período de 60 días; o

(j) fuera o se tornara ilegal por cualquier motivo, y continuara siéndolo por un período de al menos 30 días, para las Emisoras llevar a cabo o cumplir con sus obligaciones significativas establecidas en las Obligaciones Negociables o en el Contrato de Fideicomiso; o

(k) cualquiera o ambas Emisoras celebraran cualquier fusión o fusión por absorción, o vendieran, transfirieran o transmitieran o dispusieran de otro modo de la totalidad o una parte sustancial de sus activos, ya sea mediante una transacción o una serie de transacciones, salvo por lo permitido en las disposiciones incluidas en la sección "Fusiones" establecidas en el presente; o

(l) se dictara o aceptara una moratoria general respecto del pago o cumplimiento de las obligaciones de cualquiera de las Emisoras o de cualquiera de sus respectivas Sociedades Controladas; o

(m) Camuzzi Gazometri S.p.A. ("Camuzzi Gazometri") y/o Sempra Energy International ("Sempra") dejaran de poseer, en forma directa o indirecta, por lo menos el 51% de la totalidad del Capital Accionario de cada una de las Emisoras o dejaran de Controlar las mismas; o

(n) cualquier gobierno u Autoridad Gubernamental condenara, embargara, o expropiara o afectara de cualquier otro modo mediante sus actos u omisiones la totalidad o una parte sustancial de los activos o

bienes de cualquier Emisora o de cualquiera de sus respectivas Sociedades Controladas o el Capital Accionario de cualquier Emisora y de cualquiera de sus respectivas Sociedades Controladas, consideradas en su conjunto en cada caso; o

(o) en cualquier momento durante el cual la Garantía de Riesgo País se encuentre vigente, la calificación internacional de las emisoras extranjeras a largo plazo de Camuzzi Gazometri o de Sempra no sean inferiores a "BBB-", de acuerdo con *Standard & Poor's Rating Services*, una división de *The McGraw-Hill Companies, Inc.*; o

(p) la Garantía de Riesgo País dejara de encontrarse en plena vigencia; o

(q) se modificara el Acuerdo de Participación e Indemnidad de modo tal que pudiera razonablemente tener un Efecto Sustancial Adverso para los Tenedores o por cualquier motivo dejara de estar en vigencia; o

(r) las Emisoras, Camuzzi Gazometri o Sempra no realizaran cualquier acción, o cumplieran cualquier condición o supuesto (incluyendo la obtención de todo consentimiento, aprobación, autorización, exención, licencia, orden o la realización de toda presentación o registro necesarios) que deba ser realizada o cumplida en cualquier momento a fin de (i) permitir que cada una de las Emisoras, Camuzzi Gazometri y Sempra celebren lícitamente, ejerzan sus derechos y cumplan con sus obligaciones en virtud de las Obligaciones Negociables, el Contrato de Fideicomiso y la Garantía de Riesgo País, (ii) asegurar que dichas obligaciones sean legalmente vinculantes y exigibles o (iii) lograr que se admitan a las Obligaciones Negociables, al Contrato de Fideicomiso y a la Garantía de Riesgo País como prueba ante los tribunales de la Argentina.

(j) Garantía de Riesgo País . . . .

(a) En la Fecha de Emisión, o con anterioridad a la misma, Camuzzi Gazometri y Sempra (los "**Garantes**") otorgarán una Garantía de Riesgo País (la "**Garantía de Riesgo País**") a favor de The Bank of New York, en carácter de Fiduciario de conformidad con el Contrato de Fideicomiso, y en beneficio de los Tenedores. De conformidad con la Garantía de Riesgo País, los Garantes acuerdan garantizar en forma solidaria e irrevocable, hasta los respectivos montos establecidos en la Garantía de Riesgo País, las obligaciones de pago de las Emisoras en virtud de las Obligaciones Negociables (ya sea a su vencimiento, por aceleración o de otro modo), exclusivamente en cuanto haya tenido lugar un Supuesto de Riesgo País (según se define en la Garantía de Riesgo País) que continúe sin ser subsanado, sujeto a determinadas condiciones establecidas en la Garantía de Riesgo País.

(b) Un Supuesto de Riesgo País (según se define en la Garantía de Riesgo País) incluye determinados riesgos políticos y riesgo país relacionados con la Argentina, tales como [COMPLETAR]. La Garantía de Riesgo País no cubre el riesgo de devaluación de la moneda de curso legal de la Argentina.

(c) [Si, al momento en que las obligaciones de las Emisoras en virtud de las Obligaciones Negociables se volvieran exigibles (ya sea a su vencimiento, por aceleración o de otro modo), hubiera ocurrido y continuara ocurriendo un Supuesto de Riesgo País, y sujeto a las disposiciones de la Garantía de Riesgo País, los Garantes deberán abonar al Fiduciario los montos garantizados. El Fiduciario distribuirá dichos pagos a los Tenedores en la forma establecida en el Contrato de Fideicomiso.]

(k) Secciones del Contrato de Fideicomiso y los Términos y Condiciones no aplicables a las Obligaciones Negociables ....

Las siguientes secciones del Contrato de Fideicomiso y/o de los Términos y Condiciones adjuntos al mismo como Anexo B no serán aplicables a las Obligaciones Negociables según se estipula a continuación:

(1) La Sección 2(f) de los Términos y Condiciones ("Pagos y Agencias de Pago"), solamente respecto de la sección denominada "Determinación de la tasa LIBOR", la cual será reemplazada por las disposiciones de la sección "Suspensión de la tasa LIBOR" y de la definición de la tasa "LIBOR" y de "Día Bancario en Londres".

(2) La Sección 11.1(a) del Contrato de Fideicomiso ("Rescate a Opción de las Emisoras") y la Sección 3(c) de los Terminos y Condiciones ("Impuestos; Rescate por razones impositivas").

(3) La Sección 8 del Contrato de Fideicomiso ("Fusión, absorción, venta o transmisión de título").

(4) La Sección 9.5 del Contrato de Fideicomiso (Cancelación de las Obligaciones Negociables") y la Sección 12 de los Términos y Condiciones ("Cancelación").

(5) La Sección 19 de los Términos y Condiciones ("Restricciones cambiarias").

(6) La Sección 20 de los Términos y Condiciones adjuntos al Contrato de Fideicomiso como Anexo B ("Compra").

SUSCRIPCION Y VENTA

De conformidad con el contrato de compraventa de fecha __ de diciembre de 2001 (el "Contrato de Compraventa") suscripto entre [COMPLETAR] en carácter de compradores iniciales (los "Compradores Iniciales") y las Emisoras, y sujeto al cumplimiento de determinadas condiciones establecidas en el Contrato de Compraventa, los Compradores Iniciales han acordado suscribir e integrar, y las Emisoras han acordado vender, un capital total de U$S 130.000.000 de Obligaciones Negociables Clase 02 al precio de emisión establecido en la tapa del presente. Los Compradores Iniciales tienen derecho a rescindir el Contrato de Compraventa, y a ser liberados de las obligaciones derivadas del mismo, en caso que tengan lugar determinadas circunstancias con anterioridad a la realización del pago a las Emisoras. Las Emisoras han acordado indemnizar a los Compradores Iniciales, en determinadas circunstancias, respecto de ciertas responsabilidades o a contribuir con los pagos que se puedan requerir a los Colocadores en relación con las mismas. El Contrato de Compraventa se rige por la legislación del Estado de Nueva York.

Las Obligaciones Negociables Clase 02 serán ofrecidas al público en la Argentina de acuerdo con los términos de la autorización de oferta pública otorgada por la CNV y sólo a través de los Compradores Iniciales. Ver las secciones "*Suscripción y venta*" y "*Restricciones a la transferencia*" del Prospecto.

Se podrá requerir a los inversores que adquieran las Obligaciones Negociables Clase 02 de los Compradores Iniciales que abonen el impuesto de sellos y demás cargas de conformidad con las leyes y costumbres del país de adquisición en forma adicional al precio de la oferta.

IMPUESTOS

LOS EVENTUALES COMPRADORES DE LAS OBLIGACIONES NEGOCIABLES CLASE 02 DEBEN CONSULTAR A SUS ASESORES IMPOSITIVOS EN LO QUE RESPECTA A LAS CONSECUENCIAS IMPOSITIVAS APLICABLES DE ACUERDO CON SUS SITUACIONES PARTICULARES, DERIVADAS DE LA ADQUISICION, TENENCIA Y DISPOSICION DE LAS OBLIGACIONES NEGOCIABLES CLASE 02 Y, EN PARTICULAR, RESPECTO DE SU SITUACION FRENTE AL DECRETO Nº 1.076/92 Y AL IMPUESTO A LOS BIENES PERSONALES. EN CASO DE ESTAR ALCANZADOS POR DICHO DECRETO, LOS PAGOS DE INTERES ESTARAN SUJETOS A RETENCION. LOS TENEDORES DE LAS OBLIGACIONES NEGOCIABLES CLASE 02 QUE SEAN SUJETOS PASIVOS DEL IMPUESTO A LOS BIENES PERSONALES, DEBEN CONSIDERAR QUE DEBERAN TRIBUTARLO SIN RECURSO ALGUNO CONTRA LA EMISORA. VER LA SECCION "*IMPUESTOS*" DEL PROSPECTO PARA UN ANALISIS DE CIERTAS CUESTIONES IMPOSITIVAS EN LA ARGENTINA RELACIONADAS CON LA INVERSION EN LAS OBLIGACIONES NEGOCIABLES CLASE 02.

ESTADOS CONTABLES

Estados contables de Camuzzi Gas Pampeana S.A.

Estados contables sujetos a revisión limitada correspondientes al período de nueve meses finalizado el 30 de septiembre de 2001 y auditados correspondientes al período de nueve meses finalizado el 30 de septiembre de 2000

Informe de los auditores
Balance trimestral
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
Balance trimestral consolidado
Estado de resultados consolidado
Estado de origen y aplicación de fondos consolidado
Notas a los estados contables consolidados
Anexos a los estados contables consolidados

Estados contables de Camuzzi Gas del Sur S.A.

Estados contables sujetos a revisión limitada correspondientes al período de nueve meses finalizado el 30 de septiembre de 2001 y auditados correspondientes al período de nueve meses finalizado el 30 de septiembre de 2000

Informe de los auditores
Balance trimestral
Estado de resultados
Estado de evolución del patrimonio neto
Estado de origen y aplicación de fondos
Notas a los estados contables
Anexos
Balance trimestral consolidado
Estado de resultados consolidado
Estado de origen y aplicación de fondos consolidado
Notas a los estados contables consolidados
Anexos a los estados contables consolidados

EMISORAS

Camuzzi Gas Pampeana S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107ADA Buenos Aires
Argentina

Camuzzi Gas del Sur S.A.
Av. Alicia Moreau de Justo 240, 3° Piso
C1107ADA Buenos Aires
Argentina

ASESORES LEGALES

De las Emisoras respecto de las cuestiones relacionadas con la legislación argentina

Muñoz de Toro & Muñoz de Toro
Attorneys and Counsellors at Law
Puerto Madero
Av. Alicia Moreau de Justo 740, Loft 212
C1107AAP Buenos Aires
Argentina

De los Compradores Iniciales respecto de las cuestiones relacionadas con la legislación estadounidense

Linklaters
1345 Avenue of the Americas
19th Floor
Nueva York, NY 10105
Estados Unidos de America

De los Compradores Iniciales respecto de las cuestiones relacionadas con la legislación argentina

Bruchou, Fernández Madero, Lombardi & Mitrani
Enrique Butty 275, Piso 11
C1001AFA Buenos Aires
Argentina

AUDITORES

PricewaterhouseCoopers
Puerto Viamonte
Av. Alicia Moreau de Justo 270, 2° Piso
C1107AAF Buenos Aires
Argentina

FIDUCIARIO, COAGENTE DE REGISTRO Y AGENTE PRINCIPAL DE PAGO

The Bank of New York
101 Barclay Street, 21W
Nueva York, Nueva York 10236
Estados Unidos de América

AGENTE DE TRANSFERENCIA Y AGENTE DE PAGO

The Bank of New York
London Branch
30 Cannon Street
Londres EC4M 6XH
Reino Unido

REPRESENTANTE DEL FIDUCIARIO, AGENTE DE REGISTRO, AGENTE DE TRANSFERENCIA Y AGENTE DE PAGO

Banco Río de la Plata S.A.
Bartolomé Mitre 480
C1036AAH Buenos Aires
Argentina

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ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 056433

Se ha recibido de Caruzzi [illegible] / [illegible] del Sur

la siguiente documentación Aviso de pago O.N. Clase [illegible] U$S
130.000.000

Observaciones

Buenos Aires, 6-12-01 a las 16 35 hs.

FIRMA Y SELLO



Camuzzi Gas Pampeana
Camuzzi Gas del Sur

6 de diciembre de 2001

Señores
Bolsa de Comercio de Buenos Aires
Presente

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

Re: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A. Artículo
129 del Reglamento de Cotización

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires, en representación de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), ambas con domicilio en Alicia Moreau de Justo 240, piso 3°, C1107AAF Buenos Aires, facsímile N° 43 15 64 42, a fin de adjuntar, para su publicación en el Boletín diario de esa Asociación en los términos del artículo 129 del Reglamento de Cotización, el aviso relativo al pago de la única cuota de amortización del capital y del décimo servicio de renta de las obligaciones negociables correspondientes a la Clase A por VN U$S 130.000.000 co-emitida por las Sociedades en el marco del programa de co-emisión de obligaciones negociables simples no convertibles en acciones por VN U$S 200.000.000 o su equivalente en otra u otras monedas, cuyo vencimiento opera el 15 de diciembre de 2001.

Atentamente.

Martín Blaquier
Vicepresidente

Camuzzi Gas Pampeana
Camuzzi Gas del Sur



CAMUZZI GAS PAMPEANA S.A.
CAMUZZI GAS DEL SUR S.A.
PROGRAMA DE OBLIGACIONES NEGOCIABLES DE MEDIANO PLAZO
CLASE A POR VN U$S 130.000.000

Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades") comunican a los señores obligacionistas que el 15 de diciembre de 2001 operará el vencimiento para el pago de la única cuota de amortización del capital y para el pago del décimo servicio de renta de las obligaciones negociables simples correspondientes a la Clase A co-emitida por VN U$S 130.000.000 en el marco del programa aprobado por la Comisión Nacional de Valores por Certificado N° 136 de fecha 6 de diciembre de 1996, solidariamente pagadero por ambas Sociedades de conformidad con la autorización otorgada por dicha entidad.

El referido pago de intereses corresponde a la décima de las 10 cuotas semestrales y corresponde al período comprendido entre el 15 de junio de 2001 y el 15 de diciembre de 2001. La tasa de interés equivale al 9,25 % anual, siendo la tasa de interés efectiva correspondiente al referido período del 4,625 %.

El pago se efectuará a partir del lunes 17 de diciembre de 2001 a través de The Bank of New York, en su carácter de agente de pago principal, quien tomará los recaudos necesarios para la acreditación de los fondos correspondientes a los respectivos depositantes en The Depository Trust Company, incluyendo al sistema Euroclear y a Clearstream Banking, société anonyme y, asimismo, a la Caja de Valores S.A. como subdepositante en dichos sistemas, conforme a sus participaciones en el título global nominativo.

Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
Martín Blaquier
Vicepresidente

TRANSLATION

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

December 6, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A. Section 129 of the Listing Rules.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange) on behalf of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies"), both domiciled at Alicia Moreau de Justo 240, 3rd floor, (C1107AAF) Buenos Aires, facsmile No. 43 15 64 42, for the purposes of attaching the notice to be published in the daily Bulletin of said entity in compliance with Section 129 of the Listing Rules (*Reglamento de Cotización*) in connection with the payment of the only principal amortization installment and the tenth payment of interest on the U.S.$130,000,000 Series A notes co-issued by the Companies under the program for the co-issuance of U.S.$200,000,000 unsecured notes non-convertible into shares, or its equivalent in other currency or currencies due on December 15, 2001.

[Illegible signature]
Martín Blaquier
Vice-president

L:\D602IG\LETTER87.PYS; December 18, 2001

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

CAMUZZI GAS PAMPEANA S.A.
CAMUZZI GAS DEL SUR S.A.
U.S.$130,000,000 SERIES A MEDIUM-TERM NOTE PROGRAM

Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies") inform the noteholders that the payment of the only principal amortization installment and the tenth payment of interest on the U.S.$130,000,000 unsecured Series A notes co-issued under the program approved by Certificate No. 136 of the Argentine Securities and Exchange Commission dated December 6, 1996 jointly payable by both Companies pursuant to the authorization granted by such entity, will be due on December 15, 2001.

The above-mentioned payment of interest corresponds to the tenth installment out of the 10 semi-annual installments and to the June 15, 2001 through December 15, 2001 period. The interest rate equals 9.25% per year, and the applicable interest rate for the referred period is 4.625%

Payment shall be made as from December 17, 2001 through The Bank of New York, in its capacity as principal paying agent, who will take the necessary measures to credit the funds of the respective depositaries in The Depositary Trust Company, including Euroclear and Clearstream Banking, societé anonyme, as well as Caja de Valores S.A. as sub-depositary of those systems, in proportion to their interest in the nominal global note.

[*Illegible signature*]
Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
Martín Blaquier
Vice-president

L:\D6021G\LETTER87.PYS; December 18, 2001

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0 2 7 3 2 0

COMISION NACIONAL DE VALORES

Buenos Aires, 11 de diciembre de 2001.

20 DIC 11 13 03

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: CNV N° 5200/EMI.

De mi consideración:

Tengo del agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A., (la "Sociedad") en respuesta a vuestra vista de referencia.

Al respecto, informo que la Sociedad, en el marco de lo establecido en el Artículo 26, inc. f), Capítulo VII, Título I del Decreto 677/2001, no se encuentra bajo "control casi total" conforme lo define el inciso a) del artículo n° 26.

Atentamente,

Michael Morgan
Presidente

CNV42

73

 027403 

COMISIÓN NACIONAL
DE VALORES
13 DIC 01 11 07

Buenos Aires, 12 de diciembre de 2001

RECIBIDO

Señores
Comisión Nacional
de Valores
Presente

Ref.: Programa de Obligaciones Negociables de mediano plazo Clase A por VN U$S 130.000.000.-

De mi consideración:

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A., con el objeto de informar que los Directorios de ambas Sociedades, en sus reuniones del día de la fecha, teniendo en cuenta la situación actual de los mercados y ante la falta de opciones convenientes en los mismos, resolvieron en forma unánime aceptar un ofrecimiento de un préstamo de los señores Accionistas de las respectivas sociedades controlantes Sodigas Pampeana S.A. y Sodigas Sur S.A., quienes abonarán por sí o a través de sus respectivas Casas Matrices en forma directa al Trustee, el pago de la única cuota de amortización del capital de las obligaciones negociables simples correspondientes a la Clase A co-emitida por VN U$S 130.000.000.- en el marco del programa aprobado por la Comisión Nacional de Valores por certificado n° 136 de fecha 6 de diciembre de 1996, solidariamente pagadero por ambas sociedades de conformidad con la autorización otorgada por dicha entidad.

Atentamente,

G M Morgan

George Michael Morgan
Presidente



ORIGINAL

BOLSA DE COMERCIO DE BUENOS AIRES N° 056363

Se ha recibido de Camuzzi Gas Pampeana / Camuzzi Gas del Sur

la siguiente documentación nota del 12-12-01 s/ programa de ON mediano plazo u/n u$s 130.000.000.-
(ya ingresado por ft)

Observaciones

Buenos Aires, 13-12-01 a las 11 hs.

FIRMA Y SELLO


Camuzzi
Gas Pampeana


Camuzzi
Gas del Sur

Buenos Aires, 12 de diciembre de 2001

Señores
Bolsa de Comercio de
Buenos Aires
Presente

Ref.: Programa de Obligaciones Negociables de mediano plazo Clase A por VN U$S 130.000.000.-

De mi consideración:

Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A., con el objeto de informar que los Directorios de ambas Sociedades, en sus reuniones del día de la fecha, teniendo en cuenta la situación actual de los mercados y ante la falta de opciones convenientes en los mismos, resolvieron en forma unánime aceptar un ofrecimiento de un préstamo de los señores Accionistas de las respectivas sociedades controlantes Sodigas Pampeana S.A. y Sodigas Sur S.A., quienes abonarán por sí o a través de sus respectivas Casas Matrices en forma directa al Trustee, el pago de la única cuota de amortización del capital de las obligaciones negociables simples correspondientes a la Clase A co-emitida por VN U$S 130.000.000.- en el marco del programa aprobado por la Comisión Nacional de Valores por certificado n° 136 de fecha 6 de diciembre de 1996, solidariamente pagadero por ambas sociedades de conformidad con la autorización otorgada por dicha entidad.

Atentamente,

George Michael Morgan
Presidente

TRANSLATION

CAMUZZI GAS PAMPEANA
CAMUZZI GAS DEL SUR

December 12, 2001

To the
Bolsa de Comercio de Buenos Aires

Re: U.S.$130,000,000 Series A Medium-Term Note Program.

I address the *Bolsa de Comercio de Buenos Aires* (Buenos Aires Stock Exchange, the "BASE"), in my capacity as Chairman of the Board of Directors of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. (the "Companies"), for the purposes of informing that the Boards of Directors of both Companies, in their meetings held on the date hereof, in light of the current financial market conditions and the concomitant lack of available alternatives, unanimously resolved to accept a loan from the shareholders of the respective parent companies, Sodigas Pampeana S.A. and Sodigas Sur S.A., who shall repay, on their own behalf or through their respective Head Offices directly to the Trustee, the only principal amortization installment of the U.S.$130,000,000 Series A unsecured notes jointly issued by the Companies under the program authorized by the *Comisión Nacional de Valores* (Argentine Securities and Exchange Commission) through Certificate No. 136 dated December 6, 1996, jointly payable by both Companies in accordance with the authorization granted by such institution.

Yours truly,

[Illegible signature]
George Michael Morgan
President

L:\D6021G\LETTER86.PYS; December 18, 2001

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0 2 7 5 6 6

COMISION NACIONAL
DE VALORES
14 DIC 01 14 43



Camuzzi Gas Pampeana RECIBIDO
Camuzzi Gas del Sur

CASA CENTRAL
Av. Dávila 240.
3º piso
(1107) Buenos Aires
ARGENTINA
Teléfono
01-319.4800
Fax
01-319.4850

12 de diciembre de 2001

Señores
Comisión Nacional de Valores
Presente

Re: Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. Programa de co-emisión de obligaciones negociables por VN U$S 300.000.000 (el "Programa").

Tengo el agrado de dirigirme a la Comisión Nacional de Valores (la "CNV") en mi carácter de autorizado por el directorio de Camuzzi Gas Pampeana S.A. y Camuzzi Gas del Sur S.A. (las "Sociedades"), con domicilio en la Avenida Alicia Moreau de Justo Nº 240, piso 3º, C1107AAF Buenos Aires, facsímile Nº 48 91 22 40, a los efectos de responder a las observaciones formuladas por el Dr. Ariel E. Batán, con fecha 5 de diciembre de 2001.

A fin de facilitar su revisión por parte de la CNV, se contestarán las observaciones en el mismo orden en que fueron formuladas:

(i) Respecto de la calificación otorgada al Programa por Standard & Poors' International Ratings LLC a nivel nacional, y que figura en el prospecto y el prospecto resumido ("raAA+"), les informamos que la misma no ha sufrido ninguna alteración. En tal sentido, aclaramos que sólo ha sido modificada la calificación de las Sociedades a nivel internacional, la cual no es mencionada en la redacción del prospecto ni del prospecto resumido; y

Comisión Nacional de Valores
12 de diciembre de 2001
Página 2

(ii) Se adjuntan las copias adicionales solicitadas del aviso requerido por el artículo 10 de la Ley N° 23.576, debidamente certificadas (v. Anexo I).

Atentamente.



Fabián D'Aiello

cc.: Camuzzi Gas Pampeana S.A.
Camuzzi Gas del Sur S.A.
José Manuel Vázquez
David Dalmasso

ANEXO I


Gruppo
Camuzzi

Camuzzi Gas Pampeana

CAMUZZI GAS PAMPEANA S.A.
PROGRAMA DE EMISION DE OBLIGACIONES
NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA
A VN U$S 300.000.000

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

Camuzzi Gas Pampeana S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas del Sur S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 333.281.049 y el patrimonio neto a esa fecha era de $ 444.832.796. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vázquez
Apoderado


JULIO C. CON
MAT.
ESCR

FOTOCOPIA certificada en la foja de
actuación Notarial Nº N 000472159.-
Bs. As. 11 de Diciembre de 2001.-


JULIO C. CO... LACORTA
MAT. 257
ESCRIBANO

FOTOCOPIA


COLEGIO DE ESCRIBANOS
ACTUACION NOTARIAL
LEY 404

N 000472159



1 En mi caracter de Escribano Público Titular del Registro Notarial
2 N°1247 de la Capital Federal de la República Argentina. CERTIFICO que
3 la presente es FOTOCOPIA FIEL de su original que he tenido a la vis-
4 ta. DOY FE.- PARA SER PRESENTADO ante la autoridad que asi lo requie-
5 ra extiendo la presente en la Ciudad de Buenos Aires. Capital de la
6 República Argentina. a los once dias del mes de Diciembre de 2001.-

7

8

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MAT. 2574
ESCRIBANO

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COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA

N 000472159

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Gruppo
Camuzzi

Camuzzi Gas del Sur

CASA CENTRAL
Avenida
A. Moreau de Justo 240
3° piso
www.camuzzigas.com
(C1107AAF)
Buenos Aires
ARGENTINA
Teléfono
54-11-4319-4800
Fax
54-11-4319-4850

CAMUZZI GAS DEL SUR S.A.
PROGRAMA DE EMISION DE OBLIGACIONES NEGOCIABLES POR VN U$S 200.000.000

AUMENTO DEL MONTO DEL PROGRAMA A VN U$S 300.000.000

Camuzzi Gas del Sur S.A. (la "Sociedad") hace saber, con relación al programa de emisión de obligaciones negociables simples no convertibles en acciones constituido en forma solidaria con Camuzzi Gas Pampeana S.A. y autorizado por Certificado N° 136 de la Comisión Nacional de Valores de fecha 6 de diciembre de 1996 (el "Programa") y como complemento de la información brindada en los avisos publicados en cumplimiento del artículo 10 de la Ley N° 23.576 y sus modificatorias, que la asamblea ordinaria y extraordinaria de accionistas de la Sociedad celebrada con fecha 16 de octubre de 2001 ha aprobado, entre otros puntos, la ampliación del monto del Programa y la extensión de su plazo de vencimiento, extendiendo el monto máximo en circulación de un valor nominal de U$S 200.000.000 o su equivalente en otra u otras monedas hasta un valor nominal de U$S 300.000.000 o su equivalente en otra u otras monedas, manteniéndose invariables los restantes términos y condiciones del Programa.

Al 30 de junio de 2001, el capital suscripto e integrado de la Sociedad ascendía a $ 174.026.090 y el patrimonio neto a esa fecha era de $ 225.999.019. A la fecha de publicación del presente aviso, la única deuda emitida por la Sociedad bajo el régimen de oferta pública en la Argentina se encuentra representada por la primera clase de obligaciones negociables por VN U$S 130.000.000 emitida en el marco del Programa, con vencimiento el 15 de diciembre de 2001.

José Manuel Vázquez
Apoderado


JULIO C. CONDO
MAT. 2
ESCRI

FOTOCOPIA certificada en la foja de
actuación Notarial Nº N 000472160.-
Bs. As. 11 de Diciembre de 2001.-


JULIO C. CONDORI ALCORTA
MAT. 2574
ESCRIBANO

FOTO/FIA


COLEGIO DE ESCRIBANOS
ACTUACION NOTARIAL
LEY 404

N 000472160



1 En mi caracter de Escribano Público Titular del Registro Notarial
2 N°1247 de la Capital Federal de la República Argentina. CERTIFICO que
3 la presente es FOTOCOPIA FIEL de su original que he tenido a la vis-
4 ta, DOY FE.- PARA SER PRESENTADO ante la autoridad que asi lo requie-
5 ra extiendo la presente en la Ciudad de Buenos Aires. Capital de la
6 República Argentina, a los once dias del mes de Diciembre de 2001.-
7
8


MAT. 2174
ESCRIBANO

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18
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25




COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPUBLICA ARGENTINA

N 000472160

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